Form 20-F
period 1998-12-31
BP AMOCO PLC
filed 1999-04-01
CIK 313807

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

(Mark One)
[  ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from           to

                         COMMISSION FILE NUMBER 1-6262
--------------------------------------------------------------------------------
                                BP AMOCO P.L.C.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                               ENGLAND AND WALES
--------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                                BRITANNIC HOUSE
                               1 FINSBURY CIRCUS
                                LONDON EC2M 7BA
                                    ENGLAND
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

             Title of each class                                 Name of each exchange
                                                                  on which registered
         ORDINARY SHARES OF 50C EACH                           NEW YORK STOCK EXCHANGE*
---------------------------------------------    -----------------------------------------------------
                                                       *Not for trading, but only in connection
                                                     with the registration of American Depositary
                                                      Shares, pursuant to the requirements of the
                                                          Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      NONE
--------------------------------------------------------------------------------
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
                                      NONE
--------------------------------------------------------------------------------
     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

ORDINARY SHARES OF 50C EACH.................................    9,683,010,023
CUMULATIVE FIRST PREFERENCE SHARES OF L1 EACH...............        7,232,838
CUMULATIVE SECOND PREFERENCE SHARES OF L1 EACH..............        5,473,414

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X               No. _____

     Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 _____           Item 18   X

                               TABLE OF CONTENTS

                                                                                             PAGE
                                                                                             ----
                              Certain Definitions.........................................      3
                              Exchange Rates..............................................      4
PART I         Item 1         Description of Business.....................................      5
                              General.....................................................      5
                              Exploration and Production..................................      8
                              Refining and Marketing......................................     22
                              Chemicals...................................................     27
                              Other Businesses and Corporate..............................     31
                              Regulation of the Group's Business..........................     32
                              Environmental Protection....................................     34
                              Additional Factors Which May Affect Business................     39
               Item 2         Description of Property.....................................     39
               Item 3         Legal Proceedings...........................................     40
               Item 4         Control of Registrant.......................................     40
               Item 5         Nature of Trading Market....................................     41
               Item 6         Exchange Controls and Other Limitations Affecting Security
                              Holders.....................................................     42
               Item 7         Taxation....................................................     42
               Item 8         Selected Financial Data.....................................     46
                              Summarized Financial Information............................     46
                              Dividends...................................................     48
               Item 9         Management's Discussion and Analysis of Financial Condition
                              and
                              Results of Operations.......................................     49
               Item 9A        Quantitative and Qualitative Disclosures about Market
                              Risk........................................................     59
               Item 10        Directors and Officers of Registrant........................     65
               Item 11        Compensation of Directors and Officers......................     67
               Item 12        Options to Purchase Securities from Registrant or
                              Subsidiaries................................................     76
               Item 13        Interest of Management in Certain Transactions..............     76
PART III       Item 15        Defaults upon Senior Securities.............................     77
               Item 16        Changes in Securities, Changes in Security for Registered
                              Securities
                              and Use of Proceeds.........................................     77
PART IV        Item 18        Financial Statements........................................     78
               Item 19        Financial Statements and Exhibits...........................     78

------------

Note: Omitted items are inapplicable.

                              CERTAIN DEFINITIONS

     Unless the context indicates otherwise, the following terms have the meanings shown below:

OIL AND NATURAL GAS RESERVES

     'Proved reserves' -- Estimated quantities of crude oil or natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made.

     'Proved developed reserves' -- Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     'Proved undeveloped reserves' -- Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances are estimates of proved undeveloped reserves attributable to acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

MISCELLANEOUS TERMS

'ADR' -- American Depositary Receipt.

'ADS' -- American Depositary Share.

'Amoco' -- Amoco Corporation and its subsidiaries.

'Associated undertaking' -- An undertaking in which the BP Amoco Group has a participating interest and over whose operating and financial policy the BP Amoco Group exercises a significant influence (presumed to be the case where 20% or more of the voting rights are held) and which is not a subsidiary undertaking.

'Barrel' -- 42 US gallons.

'Billion' -- 1,000,000,000.

'BP' or 'BP Group' -- The British Petroleum Company p.l.c. and its subsidiaries.

'BP p.l.c.' -- The British Petroleum Company p.l.c.

'BP Amoco', 'BP Amoco Group' or the 'Group' -- The Company and its subsidiaries.

'Cent' or 'c' -- One hundredth of the US dollar.

The 'Company' -- BP Amoco p.l.c.

'Crude oil' -- Includes condensate and natural gas liquids.

'Dollar' or '$' -- The US dollar.

'Gas' -- Natural Gas.

'LNG' -- Liquefied Natural Gas.

'London Stock Exchange' or 'LSE' -- London Stock Exchange Limited.

'LPG' -- Liquefied Petroleum Gas.

'NGL' -- Natural Gas Liquids.

'Noon Buying Rate' -- The noon buying rate in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York.

'OECD' -- Organization for Economic Cooperation and Development.

'Oil' -- Crude oil, condensate and natural gas liquids.

'OPEC' -- The Organization of Petroleum Exporting Countries.

'Ordinary Shares' -- Ordinary fully paid shares in BP Amoco p.l.c. of 50c each.

'Pence' or 'p' -- One hundredth of a pound.

'Pound', 'sterling' or 'L' -- The pound sterling.

'Preference Shares' -- Cumulative First Preference Shares and Cumulative Second Preference Shares in BP Amoco p.l.c. of L1 each.

'Subsidiary undertaking' -- An undertaking in which the BP Amoco Group holds a majority of the voting rights.

'Tonne' or 'metric ton' -- 2,204.6 pounds.

'Trillion' -- 1,000,000,000,000.

'UK' -- United Kingdom of Great Britain and Northern Ireland.

'UK GAAP' -- Generally Accepted Accounting Practice in the UK.

'Undertaking' -- A body corporate, partnership or an unincorporated association, carrying on a trade or business.

'US' or 'USA' -- United States of America.

'US GAAP' -- Generally Accepted Accounting Principles in the USA.

                                 EXCHANGE RATES

     The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for the pound in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York. This is expressed in dollars per L1.

Calendar year                                             at Year End    Average(a)    High     Low
-------------                                             -----------    ----------    ----    ----
1994..................................................           1.57          1.54    1.64    1.46
1995..................................................           1.55          1.58    1.64    1.53
1996..................................................           1.71          1.57    1.71    1.49
1997..................................................           1.64          1.64    1.70    1.58
1998..................................................           1.66          1.66    1.72    1.61
1999 (through March 29)(b)............................             --            --    1.66    1.60

------------

(a) The average of the Noon Buying Rates on the last day of each month during the calendar year.

(b) The Noon Buying Rate on March 29, 1999 was $1.61 = L1.

                                     PART I

ITEM 1 -- DESCRIPTION OF BUSINESS

                                    GENERAL

     Unless otherwise indicated, information in this Item reflects 100% of the assets and operations of the Company and its subsidiaries which were consolidated at the date or for the periods indicated, without the exclusion of minority interests. Also, unless otherwise indicated, figures for business turnover include sales between BP Amoco businesses.

     BP Amoco was created on December 31, 1998 by the merger of Amoco Corporation of the USA and The British Petroleum Company p.l.c. of the UK. The merger was effected by BP p.l.c. issuing ordinary shares to holders of Amoco common stock with an exchange ratio of 3.97:1. Following this merger, Amoco Corporation became a wholly owned subsidiary of BP p.l.c. and was renamed BP Amoco Corporation, and The British Petroleum Company p.l.c. was renamed BP Amoco p.l.c. Amoco Corporation was incorporated in Indiana, USA, in 1889 and The British Petroleum Company p.l.c. was incorporated in 1909 in England.

     BP Amoco's worldwide headquarters is located in London, UK. Amoco's former head office in Chicago, Illinois, USA, is the headquarters for our North American refining, marketing and transportation business.

     BP Amoco's operations are substantially US dollar-based. The share capital of BP p.l.c. was redenominated into US dollars at the time of the merger. Dividends are announced in US dollars. To reflect this, we now report our annual results and other financial information in US dollars under UK GAAP.

     BP Amoco has accounted for the merger using the merger method of accounting under UK GAAP. The merger qualifies for the pooling-of-interests method of accounting under US GAAP.

     Our main businesses are Exploration and Production, Refining and Marketing, and Chemicals. Exploration and Production's activities include oil and natural gas exploration and field development and production (upstream activities), together with pipeline transportation, gas processing and gas marketing (midstream activities). The activities of Refining and Marketing include oil supply and trading as well as refining and marketing (downstream activities). Chemicals activities include petrochemicals manufacturing and marketing. The Group provides high quality technological support for all its businesses through its research and engineering activities.

     We have well established operations in Europe, the USA, Canada, South America, Australasia and parts of Africa.

     The proposal, in August 1998, to merge BP and Amoco was a ground-breaking deal for the oil industry. Our aim was to create a new 'super-major' with significantly greater competitive strengths than either partner could achieve on its own. We believe there will be increased opportunities for the merged enterprise in remote regions of the world which have recently become accessible to the international exploration and production industry, and for satisfying increased energy and petrochemical demand in a number of the emerging markets. We also believe that combining the two companies' technical skills and commercial experience will enable us to achieve ongoing performance improvement relative to our main competitors.

     As a result of the merger, BP Amoco is Britain's largest company and one of the world's top three oil companies on the basis of market capitalization and proved reserves. The newly merged Group:

     -- has a daily production worldwide of 2.0 million barrels of crude oil and
        5.8 billion cubic feet of natural gas

     -- is the largest producer of both oil and natural gas in the USA and in the UK, producing respectively 1.25 and 0.74 million barrels of oil equivalent a day

     -- has reserves of more than 14.9 billion barrels of oil and gas on an oil equivalent basis

     -- has 16,300 service stations in the USA and 12,000 in the rest of the world

     -- has chemicals revenues of $9 billion a year

     -- is one of the world's leading businesses in photovoltaics and solar power

     -- is founded on a secure base with more than 70% of its capital invested in OECD countries with approximately one half of the Group's fixed assets located in the USA, and about one third located in the UK and the Rest of Europe.

     We believe that the merger will bring benefits to our three main businesses:

     -- Exploration and Production: in the USA BP's established oil production base in Alaska and its increasing presence in the Gulf of Mexico were combined with Amoco's Gulf of Mexico interests and its extensive oil and natural gas production in the Lower 48 states to create the largest producer of both oil and natural gas in the USA. The addition of Amoco's UK North Sea oil and natural gas operations and infrastructure to BP's existing position as the largest oil producer in the UK means that BP Amoco is the largest producer of both oil and natural gas from UK fields. The two companies also had complementary presences in several areas including Latin America, the Caspian Sea region and Africa.

     -- Refining and Marketing: Amoco's strong presence and brand in the midwest, east and southeast of the USA was reinforced by BP's business in the midwest and southeast. BP has a strong retail position in Europe (through its joint venture with Mobil) and in certain other markets where Amoco was not represented. The Amoco brand is expected to be extended over time to all of BP's retail, gasoline and convenience store outlets in the USA. Retail sites elsewhere in the world are expected to carry the BP brand.

     -- Chemicals: BP's strong position in the technology and production of olefins and derivative products, (polyethylene, acetic acid and acrylonitrile) was complemented by Amoco's leading position in aromatics and derivative products (purified terephthalic acid (PTA), paraxylene and metaxylene).

     We believe that the merged enterprise will be able to achieve $2 billion per annum of cost savings before tax by early 2000. The estimated cost savings, which are in addition to cost savings previously targeted by the two companies separately, are expected to come from staff reductions in areas of overlap, more focused exploration efforts, standardization and simplification of business processes, improved procurement and elimination of duplicated operations. We expect to bear a substantial part of the costs associated with this restructuring, likely to be around $1.5 billion pre-tax, during 1999.

     The following table summarizes the Group's turnover, results and capital expenditure for the last five years and total assets at the end of each of those years.

                                                          Years ended December 31,
                                               -----------------------------------------------
                                                  1998      1997      1996      1995      1994
                                               -------   -------   -------   -------   -------
                                                                 ($ million)
Turnover....................................    83,732   108,564   102,064    84,216    76,809
Less: Joint ventures........................    15,428    16,804        --        --        --
                                               -------   -------   -------   -------   -------
Group turnover (sales to third parties).....    68,304    91,760   102,064    84,216    76,809
Total replacement cost operating profit.....     6,437    10,583    10,544     8,170     7,004
Profit for the year *.......................     3,260     6,030     7,241     3,602     4,352
Capital expenditure and acquisitions........    10,362    11,420    10,288     8,380     6,710
Total assets................................    84,500    85,947    88,315    81,165    78,679

------------

* After minority shareholders' interest

     Information for 1998, 1997 and 1996 concerning the profits and assets attributable to the businesses and to the geographical areas in which the Group operates is set forth in Item 18 -- Note 46 of Notes to Financial Statements.

     The following table shows our production for the last five years and the estimated proved oil and natural gas reserves at the end of each of those years.

                                                          Years ended December 31,
                                               -----------------------------------------------
                                                  1998      1997      1996      1995      1994
                                               -------   -------   -------   -------   -------
Total crude oil production (thousand barrels
  per day) (a)..............................     2,049     1,930     1,903     1,873     1,933
Total natural gas production (million cubic
  feet per day) (a).........................     5,808     5,858     5,917     5,485     5,490
Total estimated net proved crude oil
  reserves (million barrels) (b)............     7,304     7,612     7,325     6,987     6,790
Total estimated net proved natural gas
  reserves (billion cubic feet) (b).........    31,001    30,374    30,349    29,534    28,766

------------

(a) Includes BP Amoco's share of equity-accounted entities.

(b) Net proved reserves of crude oil and natural gas exclude production royalties due to others and reserves of equity-accounted entities.

     During 1998, 1,339 million barrels of oil and natural gas, on an oil equivalent* basis (mmboe), were added to BP Amoco's proved reserves, more than replacing the volume produced. After allowing for production which amounted to 1,012 mmboe and sales net of purchases totalling 527 mmboe, BP Amoco's proved reserves decreased to 12,649 mmboe. These proved reserves are mainly located in the USA (47%), the UK (18%) and Trinidad and Tobago (13%).

RECENT DEVELOPMENT

     On April 1, 1999 we announced that we had reached agreement to combine with the Atlantic Richfield Company ('ARCO') of Los Angeles. The all-share transaction, approved by the boards of both companies, provides for the exchange of 0.82 of a BP Amoco American Depositary Share (4.92 BP Amoco Ordinary Shares) for each share of ARCO common stock. Completion of the transaction is subject to certain conditions including the approval of shareholders of both companies and the consent of various state and regulatory authorities including the US Federal Trade Commission and the European Commission. Our report on Form 6-K, dated April 1, 1999, filed with the Securities and Exchange Commission contains additional information regarding this announcement.

------------

* Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

                           EXPLORATION AND PRODUCTION

     The activities of our Exploration and Production business include oil and natural gas exploration and field development and production -- the upstream activities -- as well as processing and marketing natural gas and the management of crude oil and natural gas pipeline assets -- the midstream activities. We have Exploration and Production interests in 26 countries, with the main concentration in the USA and in the UK sector of the North Sea. Production during 1998 came from 19 countries. Our most significant midstream activities are the Trans Alaska Pipeline System (BP Amoco 50%), the Forties Pipeline System (BP Amoco 100%), the Central Area Transmission System pipeline (BP Amoco 29.5%) in the UK sector of the North Sea, and the Atlantic LNG Project (BP Amoco 34%) in Trinidad.

                                                                 Years ended December 31,
                                                                ---------------------------
                                                                   1998      1997      1996
                                                                -------    ------    ------
                                                                        ($ million)
Turnover (a)................................................     17,276    23,171    23,404
Total replacement cost operating profit.....................      3,147     7,285     7,673
Total assets................................................     47,393    45,692    44,114
Capital expenditure and acquisitions........................      6,318     7,879     6,433
                                                                      ($ per barrel)
Average BP Amoco oil realizations...........................       12.1      18.3      19.5
                                                                ($ per thousand cubic feet)
Average BP Amoco US natural gas realizations................        1.8       2.2       1.9

------------

(a) Excludes BP Amoco's share of joint venture turnover of $348 million in 1998, $112 million in 1997 and nil in 1996.

     Our Exploration and Production strategy has two key elements. The first is to maximize the value realized from our existing assets and resource base. This includes the following actions:

     -- We actively manage existing producing assets to maintain and improve the net income and operating cash flow realized from our oil and natural gas production. In addition, we strive to reduce the cost and improve the efficiency of new investment projects. Significant savings have been achieved by developing closer relationships with partners, contractors and suppliers, and by agreeing with these parties common incentives to improve productivity. We also link internal compensation to operating and investment efficiency, as well as safety and environmental performance.

     -- We seek opportunities for profitable growth in both the upstream and midstream activities, within the context of the market environment and Group financial policies. This includes the use of decline management and enhanced recovery technologies to increase recoveries and temper the volume decline in mature fields. It also includes investing in midstream activities which are relatively unaffected by oil and natural gas price movements, and using our pipeline infrastructure and natural gas marketing expertise to secure additional revenue by transporting and processing volumes owned by other companies.

     -- We continually upgrade the quality of our asset portfolio by focusing investments in core areas and disposing of non-strategic assets. This can be achieved through asset swaps, purchases and sales. Examples of recent strategic divestments include our $1.8 billion sale of non-core North American assets in 1997 and 1998, and our exit from Papua New Guinea in 1998.

     The second element of our Exploration and Production strategy is to renew the business and to provide growth for the future. We do this through exploration and selected business development activity, as described below:

     -- Our exploration program focuses on areas which have been relatively unexplored for political or technical reasons, and where we believe substantial volumes of low cost, high value reserves remain to be found. We are concentrating our exploration activity in areas of recent success, such as Angola, Azerbaijan, Colombia, Egypt, Trinidad, UK waters west of the Shetland Islands, the deep waters of the US Gulf of Mexico and Venezuela.

     -- Our business development activities focus on obtaining an interest in already discovered reserves and extending our interests into selected midstream areas. For example, we are building business relationships in Kuwait with technical service agreements, and have secured long-term opportunities in a range of areas including Algeria, Kazakhstan and, in alliance with A O Sidanco, Siberia. We have also captured opportunities which broaden our position and capitalize on the rapid growth of midstream natural gas and power markets in such countries as Argentina, Netherlands, Trinidad and the UK.

     BP Amoco is acquiring an interest in Rusia, an Irkutsk-based company, from A O Sidanco, by contributing to the appraisal costs of Rusia's Siberian fields, which include the major gas condensate field Koviktinskoye. The investment in A O Sidanco has been written down by $200 million to reflect recent developments in the Russian economy.

     The merger of BP and Amoco will benefit both elements of our strategy. We expect to be able to capitalize on cost reduction opportunities where we had parallel operations, and can now draw on the best practices and experience of two successful companies to optimize further our operations and investment program. The merger has also provided a better geographic, oil/natural gas and upstream/midstream balance in our portfolio.

UPSTREAM ACTIVITIES

EXPLORATION

     The Group explores for and produces oil and natural gas under a wide range of licensing, joint venture and other contractual agreements. We may do this alone or, more frequently, with partners. BP Amoco acts as operator for many of these ventures.

     The Group's worldwide capital expenditure on exploration and appraisal in 1998 was $1,644 million, a decrease of $312 million or 16% compared with 1997. We expect further reductions in the near term because of the low oil price environment and the high-grading opportunities provided by merging the BP and Amoco exploration portfolios. In 1998, we participated in 191 gross (95.6 net) exploration and appraisal wells in 17 countries. The principal areas of activity were Algeria, Angola, Canada, Colombia, Egypt, the UK, the USA and Venezuela.

     In 1998, BP Amoco obtained upstream rights in several new tracts, which are expected to provide a foundation for continued exploration success. These include the following:

     -- In Alaska, BP Amoco and partners won more than 90% of the blocks bid for in Offshore Continental Shelf Lease Sale 170.

     -- In Algeria, we signed an agreement with Sonatrach, the Algerian state oil and gas company, covering the In Amenas area in southern Algeria. BP Amoco and Sonatrach expect to develop jointly several fields containing more than 3 trillion cubic feet (tcf) of natural gas and 200 million barrels (mmb) of liquids, build pipeline infrastructure, and construct a 700 million cubic feet per day (mmcf/d) gas treatment plant. First gas production is expected to occur in 2002. This is in addition to the 1995 agreement with Sonatrach to explore and produce gas in the Sahara desert in Algeria with the aim of marketing to Europe through the In Salah marketing company. Our In Salah appraisal program continued in 1998.

     -- In Angola, we acquired a 20% interest in a production sharing agreement covering deep water block 21. This new block is adjacent and geologically similar to other acreage where BP Amoco and partners have discovered several large fields.

     -- On Australia's North West Shelf, we obtained an additional license (BP
       Amoco 20%) as part of the 1997 Gazettal round.

     -- In Azerbaijan, we obtained operating rights and 15% ownership interest in the Alov, Araz and Sharg production sharing agreement, as well as a 25% interest in production sharing rights in the Inam geological structure in the offshore Caspian Sea.

     -- In Colombia, we were awarded two blocks in July 1998. We signed an agreement with Arco in October 1998 to jointly explore this acreage. Geological and geophysical analyses are now underway.

     -- In Kazakhstan, BP Amoco and a subsidiary of the national oil company of Turkey, as equal partners, established a joint venture company to explore for and produce oil and natural gas. We expect to begin drilling in mid-1999.

     -- In Mozambique, we were awarded a production sharing agreement providing exploration and development rights in the offshore Zambesi area (BP Amoco 100%).

     In 1998, we announced significant discoveries in Angola, Canada, Norway, the UK, the USA and Venezuela. In most cases, reserve bookings from these fields will depend on the results of ongoing technical and commercial evaluations, including appraisal drilling. Our 1998 discoveries included the following:

     -- In Angola, we participated in the Rosa-1 discovery in Block 17 (BP Amoco
       16.7%), close to the Girassol and Dalia finds announced in 1997, as well as the Kissanje, Marimba, Hungo and Dikanza discoveries in Block 15 (BP Amoco 26.7%).

     -- In Canada, we drilled the Weejay discovery (BP Amoco 51%) in British
       Columbia, which was tested at 20 mmcf/d. We are proceeding with a multi-well drilling program, including a second well, West Ojay, to be tested in May 1999.

     -- In Norway, the Barden well confirmed significant natural gas reserves in the southern extension of the Ormen Lange Dome (BP Amoco 45%). We also made a significant oil and natural gas discovery approximately 200 kilometres off the coast of Helgeland (BP Amoco 30%).

     -- In Venezuela, we drilled the Tropical-1X exploratory discovery on the Quiriquire block (BP Amoco 45%) and participated in the Cotoperi-2X discovery on the Jusepin block (BP Amoco 45%).

     -- Offshore in the UK, we completed well 49/23-9, which confirmed the economic viability of the Bell field.

     -- In the US Gulf of Mexico, we participated in the Crosby deep water discovery (BP Amoco 44.4%) close to the Mars field.

     -- Also in the USA, BP Amoco made a new natural gas discovery at a record depth of 22,000 feet in the Judge Digby Field (BP Amoco 85%), onshore Louisiana. We put the well into immediate production at around 30 mmcf/d. This was the 19th successful well in the ongoing Tuscaloosa Trend drilling program, where application of new technology has enabled us significantly to enhance the value of a core onshore US producing area.

     In 1998, total additions to our proved reserves (excluding purchases and sales) amounted to 1,339 mmboe. We added 1,141 mmboe through extensions to existing fields and discoveries of new fields, and a further 198 mmboe through revisions to previous estimates and the application of improved recovery techniques. The principal reserve additions were in Angola, Egypt and Trinidad as follows:

     -- In Angola, appraisal drilling has confirmed 101 million barrels of oil reserves in the Girassol field (BP Amoco 16.7%). We approved full development of the field in June 1998.

     -- In Egypt, we added 758 billion cubic feet (bcf) of natural gas reserves following successful gas sales contract negotiation. This includes 304 bcf in the Ha'py and East Baltim natural gas fields (BP Amoco 29%) and a further 259 bcf net in the Temsah discovery (BP Amoco 25%).

     -- In Trinidad and Tobago, we added through discoveries and extensions
       1,760 bcf of natural gas reserves. This followed successful drilling in the Immortelle and Flamboyant fields, as well as the Perang discovery (all BP Amoco 100%). Out of 21 exploratory wells drilled in Trinidad over the last 5 years, 15 were successful, establishing net natural gas reserves exceeding 8,400 bcf for growing domestic and liquefied natural gas (LNG) export markets.

RESERVES AND PRODUCTION

     We annually review our total reserves of crude oil, condensate, natural gas liquids and natural gas to take account of production, field reassessments, the application of improved recovery techniques, the addition of new reserves from discoveries and economic factors. We also conduct selective periodic reserve reviews for individual fields.

     Details of our net proved reserves of crude oil, condensate, natural gas liquids and natural gas at December 31, 1998, 1997, and 1996 and production for each of the three years then ended are set out in the Supplementary Oil and Gas Information in Item 19 -- Financial Statements and Exhibits.

     On an oil equivalent basis, natural gas represents some 42% of the Group's hydrocarbon reserves (excluding equity-accounted entities).

     Our total hydrocarbon production (including equity-accounted entities) during 1998 averaged 3,050,000 barrels of oil equivalent per day (boe/d), an increase of 110,000 boe/d compared with 1997. About 41% of production was in the USA and 24% in the UK.

     The following tables show BP Amoco's estimated proved oil and natural gas reserves at December 31, 1998 and production by major field (asterisks denote major fields operated by BP Amoco) for the last three years:

CRUDE OIL (a)

                                                                    Net proved
                                                                reserves as of        Net production
                                                                  December 31,   ------------------------
                              Field or Area       Interest                1998     1998     1997     1996
                              -------------      ---------   -----------------   ------   ------   ------
                                                       (%)   (million barrels)    (thousand barrels per
                                                                                           day)
Alaska (b)                    Prudhoe Bay*       51.2/13.8(c)             1,143     232      266      297
                              Kuparuk                 39.2                 445       92       90       93
                              Milne Point*            91.2                 257       43       40       30
                              Point McIntyre          32.2                  47       36       44       43
                              Endicott*               67.9                 139       30       36       43
                              Other                Various                 305       21       22       25
                                                             -----------------   ------   ------   ------
Total Alaska                                                             2,336      454      498      531
Lower 48 onshore (b)          Wasson*                 43.0                 253       28       28        6
                              Other                Various                 883      234      257      259
                                                             -----------------   ------   ------   ------
Total Lower 48 onshore                                                   1,136      262      285      265
Gulf of Mexico (b)            Pompano*                75.0                  42       34       29       24
                              Mars                    28.5                 111       29       22        4
                              Other                Various                 336       54       34       35
                                                             -----------------   ------   ------   ------
Total Gulf of Mexico                                                       489      117       85       63
                                                             -----------------   ------   ------   ------
TOTAL USA                                                                3,961      833      868      859
                                                             -----------------   ------   ------   ------
UK North Sea (b)              Forties*                95.4                 153       76       75       93
                              Magnus*                 85.0                 106       61       59       81
                              Harding*                70.0                 100       60       50       25
                              Foinaven*               72.0                 193       51        3       --
                              Andrew*                 62.8                  64       43       37       11
                              Miller*                 40.0                  18       31       43       54
                              ETAP                 Various                 307       30       --       10
                              Other                Various                 490      118      124      136
                                                             -----------------   ------   ------   ------
Total UK North Sea                                                       1,431      470      391      410
Onshore                       Wytch Farm*             50.5                  96       48       45       47
                              Other                Various                   1       --        1        1
                                                             -----------------   ------   ------   ------
TOTAL UK                                                                 1,528      518      437      458
                                                             -----------------   ------   ------   ------
Rest of Europe
Norway (b)                    Various              Various                 269      103      113       78
Netherlands                   Various              Various                   2        2        2        2
                                                             -----------------   ------   ------   ------
TOTAL REST OF EUROPE                               Various                 271      105      115       80
                                                             -----------------   ------   ------   ------

                                                                    Net proved
                                                                reserves as of        Net production
                                                                  December 31,   ------------------------
                              Field or Area       Interest                1998     1998     1997     1996
                              -------------      ---------   -----------------   ------   ------   ------
                                                       (%)   (million barrels)    (thousand barrels per
                                                                                           day)
Rest of World
Egypt                         October                 30.4                  50       30       38       40
                              Other                Various                 100       75       66       71
Canada (b)                    Primrose*               99.0                 206       29       16        8
                              Other                Various                 157       39       45       52
Colombia                      Various              Various                 195       54       33       26
Trinidad                      Various              Various                 181       47       48       51
Venezuela                     Various              Various                 215       31       21       12
Australia                     Various                 16.7                 102       30       28       25
Azerbaijan                    Chirag                  34.1                 184       16       --       --
Other (b)                     Various              Various                 154       34       43       57
                                                             -----------------   ------   ------   ------
TOTAL REST OF WORLD                                                      1,544      385      338      342
                                                             -----------------   ------   ------   ------
TOTAL GROUP                                                              7,304    1,841    1,758    1,739
                                                             =================   ======   ======   ======
Equity-accounted entities
Abu Dhabi (d)                 Various              Various               1,791      124      118      116
Argentina                     Various              Various                 135       45       48       48
Other                         Various              Various                  87       39        6       --
                                                             -----------------   ------   ------   ------
TOTAL EQUITY-ACCOUNTED
  ENTITIES                                                               2,013      208      172      164
                                                             -----------------   ------   ------   ------
TOTAL GROUP AND BP AMOCO
  SHARE OF EQUITY-ACCOUNTED
  ENTITIES                                                               9,317    2,049    1,930    1,903
                                                             =================   ======   ======   ======

NATURAL GAS (a)(e)

                                                                    Net proved
                                                                reserves as of         Net production
                                                                  December 31,    ------------------------
                           Field or Area       Interest                   1998      1998     1997     1996
                           -------------      ---------   --------------------    ------   ------   ------
                                                    (%)   (billion cubic feet)    (million cubic feet per day)
Lower 48 onshore (b)       Colorado Coal*       Various                  1,269       172      154      222
                           Hugoton*             Various                    467       122      172      202
                           Moxa Arch*           Various                    313       110       59       82
                           New Mexico Coal*     Various                    298       104       93      146
                           Red Oak*             Various                    512        83       92      104
                           Wamsutter*           Various                    428        82       80       73
                           Port Hudson*         Various                    105        73       70       75
                           Other                Various                  3,700       997    1,229    1,215
                                                          --------------------    ------   ------   ------
Total Lower 48 onshore                                                   7,092     1,743    1,949    2,119
Alaska                     Various              Various                  2,387(f)     10       12       15
Gulf of Mexico (b)         Various              Various                  1,816       568      488      516
                                                          --------------------    ------   ------   ------
TOTAL USA                                                               11,295     2,321    2,449    2,650
                                                          --------------------    ------   ------   ------
UK North Sea (b)           Bruce*                  37.0                    601       182      202      233
                           Village Fields*        100.0                    234       153      282      239
                           West Sole*             100.0                    424       102       99       73
                           Armada                  18.2                    173        74       14       --
                           East Leman*             48.4                    182        71       49       72
                           Braes                Various                    477        69       76       44
                           Other                Various                  2,547       601      695      668
Onshore                    Various              Various                      5         6        6        6
                                                          --------------------    ------   ------   ------
TOTAL UK                                                                 4,643     1,258    1,423    1,335
                                                          --------------------    ------   ------   ------
Netherlands                Various              Various                    200       141      126      124
Norway                     Various              Various                    162        59       69       49
                                                          --------------------    ------   ------   ------
TOTAL REST OF EUROPE                                                       362       200      195      173
                                                          --------------------    ------   ------   ------
Canada (b)                 Various              Various                  2,077       767      764      803
Trinidad                   Flamboyant*            100.0                    564       187      121      123
                           Immortelle*            100.0                  1,280       125      105      108
                           Other                Various                  6,565       127      104      125
Sharjah                    Sajaa                   40.0                    270       157      134      136
                           Other                Various                     74        62       97       88
Australia                  Various                 16.7                  1,755       211      202      203
Indonesia                  Pagerungan              40.0                    683       108      129      119
Other (b)                  Various              Various                  1,433        64       22       54
                                                          --------------------    ------   ------   ------
TOTAL REST OF WORLD                                                     14,701     1,808    1,678    1,759
                                                          --------------------    ------   ------   ------
TOTAL GROUP                                                             31,001     5,587    5,745    5,917
                                                          ====================    ======   ======   ======

                                                                        Net proved
                                                                    reserves as of        Net production
                                                                      December 31,   ------------------------
                                   Field or Area   Interest                   1998     1998     1997     1996
                                   -------------   --------   --------------------   ------   ------   ------
                                                        (%)   (billion cubic feet)   (million cubic feet per day)
Equity-accounted entities
Argentina                          Various          Various                    939      128       19       --
Other                              Various          Various                    827       93       94       --
                                                              --------------------   ------   ------   ------
TOTAL EQUITY-ACCOUNTED ENTITIES                                              1,766      221      113       --
                                                              --------------------   ------   ------   ------
TOTAL GROUP AND BP AMOCO SHARE OF
  EQUITY-ACCOUNTED ENTITIES                                                 32,767    5,808    5,858    5,917
                                                              ====================   ======   ======   ======

------------

(a) Net proved reserves of crude oil and natural gas, stated as of December 31, 1998, exclude production royalties due to others, and include minority interests in fully consolidated operations.

(b) In 1998, BP Amoco sold its interests in Papua New Guinea, and non-core interests in the USA and the UK sector of the North Sea were sold, purchased or swapped.

     In 1997 BP Amoco sold, purchased or swapped a number of interests in the North Sea. These transactions increased our interest in a number of fields, including Ula, Gyda and Draugen in Norway and Amethyst and Ravenspurn North in the UK sector of the Southern North Sea. We also sold non-core assets in the USA. Late in 1997, BP Amoco purchased a 10% interest in A O Sidanco, a Russian oil company, for which reserves are included within associated undertakings in 1998.

     In 1996 BP Amoco sold or swapped a number of minor interests in the North Sea and the Gulf of Mexico. This was offset by increases in BP Amoco's interest in a number of fields including Forties and elsewhere in the North Sea, Norway and Milne Point in Alaska. Additionally, in the USA and Canada we added to core operating areas while selling interests in non-core areas.

(c) BP Amoco has a 51.2% interest in the oil rim and a 13.8% interest in the gas cap.

(d) The BP Amoco Group holds proportionate interests, through associated undertakings, in onshore and offshore concessions in Abu Dhabi expiring in 2014 and 2018, respectively.

(e) Natural gas production volumes exclude gas consumed in operations.

(f)  Includes natural gas to be consumed in operations.

United States

     We are the largest producer of both oil and natural gas in the USA. Our 1998 US oil production averaged 833,000 barrels per day (b/d), with an additional 8,000 b/d from equity-accounted entities. This was a decline of 3% from 1997. Approximately 55% of 1998 oil production came from Alaska, 31% from onshore Lower 48 states, and the remainder from the Gulf of Mexico. Our 1998 US natural gas production averaged 2,321 mmcf/d, with an additional 80 mmcf/d from equity-accounted entities. This was down 5% from 1997. Our current principal producing fields in Alaska are in production decline. Several developments are either planned or under construction to temper this decline and enable Alaska to remain a major producing area for the foreseeable future. Elsewhere in the USA, we expect increases in the Gulf of Mexico to more than offset the decline onshore.

     Development expenditure in the USA (excluding pipelines) during 1998 was $1,670 million, compared with $1,744 million in 1997.

     Current development activity in Alaska includes the following:

     -- The Badami oil field (BP Amoco 70% and operator) came onstream in the third quarter of 1998, but we temporarily suspended production in early 1999 in order to perform well work and analyze additional reservoir data.

     -- The first phase of development of the Northstar field (BP Amoco 98% and operator) began in 1998. We are now building an ice road needed to construct the gravel island where field facilities will be located. However, we suspended facility fabrication work for one year due to low oil prices. We now expect production to commence in 2001 with a plateau rate of 52,000 b/d net.

     Onshore in the Lower 48 states, BP Amoco's production of crude oil, condensate, NGL and natural gas averaged 563,000 boe/d, down from 621,000 boe/d in 1997. Production comes from a large number of fields situated principally in the states of Alabama, Colorado, Kansas, Louisiana, New Mexico, Oklahoma, Texas and Wyoming. In the Permian Basin area of west Texas and southeast New Mexico our production activity is conducted through Altura Energy Ltd. (Altura), a partnership with Shell Oil Company in which we have a 64% interest. Since Altura was formed in 1997, the partnership has achieved significant progress in reducing costs and capitalizing on economies of scale. In 1998, Altura produced 135,000 b/d of crude oil and 132 mmcf/d of natural gas.

     In the areas of our Lower 48 portfolio not operated through Altura, our production is predominantly natural gas. Through divestments and property exchanges, we have focused our onshore producing activities in areas where we are a leading producer. Major activity areas include the following:

     -- Overthrust Belt, Moxa Arch and Wamsutter -- southern Wyoming

     -- San Juan Basin coal and conventional gas fields -- Colorado and New
        Mexico

     -- Hugoton and Panoma fields -- western Kansas

     -- Oklahoma and Texas panhandles (through Crescendo Resources, a joint venture with YPF, a major Argentina based energy company)

     -- Red Oak and Wilburton fields -- Arkoma Basin, eastern Oklahoma

     -- Cotton Valley trend -- east Texas

     -- Tuscaloosa trend -- Louisiana.

     In the Gulf of Mexico, combined offshore oil and natural gas production increased from some 169,000 boe/d net to 215,000 boe/d in 1998. Significant 1998 development activity in the Gulf of Mexico included the following:

     -- In the Mars field (BP Amoco 28.5%) we brought three new wells online.
        Production increased to 135,000 boe/d gross, and is expected to peak at 150,000 boe/d gross in 1999.

     -- In the Troika field (BP Amoco 33.3% and operator) we started production from a third well, with two or three more wells planned for the future. Production averaged 77,000 boe/d gross compared with 59,000 boe/d gross in 1997.

     -- Ram/Powell (BP Amoco 31%) development continued following the commencement of production in September 1997. Production averaged 84,000 boe/d gross in 1998.

     -- Development of the Marlin project (BP Amoco 88% and operator) continued during 1998, with initial production expected in the second half of 1999. The Marlin facilities now being built will serve as a hub for future BP Amoco developments in the area.

     -- Development continued on the Ursa oil and natural gas field (BP Amoco
        22.7%), which is located 13 kilometres east of the Mars field. Production is scheduled to begin in 1999 and peak at 200,000 boe/d gross in 2001.

     -- Development of the Hoover/Diana oil and natural gas fields (BP Amoco
        33.3%) continued in 1998. This simultaneous development of two fields, with combined resources of 300 mmboe gross, represents BP Amoco's deepest water project to date. It is also our first deep water development in the western Gulf of Mexico. Facilities fabrication work is ongoing. First production is targeted for mid-2000.

United Kingdom

     We are the largest producer of both oil and natural gas in the UK. Our 1998 UK oil production of 518,000 b/d was 81,000 b/d higher than in 1997, as production from the recently commissioned fields more than offset declines in mature fields. Our UK natural gas production fell 12% from 1,423 mmcf/d in 1997 to 1,258 mmcf/d in 1998. This reflected the decline at older UK offshore fields, which is expected to be offset in the future by new production from the Eastern Trough Area Project (ETAP).

     Our 1998 development expenditure in the UK (excluding pipelines) was $1,432 million, compared with $1,463 million in 1997. Significant 1998 activity included the following:

     -- Production continued to build up from the first phase of the Foinaven field (BP Amoco 72% and operator), which was brought on line in November 1997. Development was completed in 1998. Located in waters 500 metres deep, Foinaven was the first producing oil field in the deep water Atlantic Margin, west of the Shetland Islands. Oil flows from the well through flexible flow lines to a floating production storage and offshore loading vessel (FPSO) and is then carried by dedicated shuttle tanker to the Flotta oil terminal, Orkney. Plateau production level is estimated at 85,000 b/d gross.

     -- Schiehallion (BP Amoco 33.4% and operator), our second west of Shetland development, commenced production in the third quarter of 1998 and is expected to reach 148,000 b/d gross in 1999.

     -- ETAP achieved first production in the summer of 1998. The project comprises seven initial fields -- Marnock, Machar, Mungo and Monan (BP Amoco-operated) and Heron, Egret and Skua (Shell-operated). We have no equity interest in the Shell-operated fields. This integrated development project includes central processing facilities over the Marnock field, a normally unmanned facility over the Mungo field and subsea facilities for the other fields linked back to the central facilities.

     -- We established first production in late 1998 from the Phase 2 expansion of Bruce field (BP Amoco 37% and operator). This expansion involves subsea development of the western area of the field, linked by a bundled pipeline to a new steel platform.

     -- The Viking Phoenix project (BP Amoco 50%) achieved first natural gas production in 1998. This project also includes modernization and rationalization for the existing Viking B complex to convert it to a normally unmanned installation by the year 2000, and is expected to increase Viking natural gas recovery by 350 bcf gross.

Rest of Europe

     Our oil production in Norway decreased from 111,000 b/d in 1997 to 101,000 b/d in 1998 as a result of field decline. Net production was 35,000 b/d from Draugen (BP Amoco 18.4%), 24,000 b/d from Valhall (BP Amoco 28.1% and operator), 23,000 b/d from Ula (BP Amoco 80% and operator), 19,000 b/d from Gyda (BP Amoco 56% and operator).

     In the Netherlands, BP Amoco has supplemented long-standing upstream operations with recent investments in natural gas storage activities. In 1998, our upstream production increased to 141 mmcf/d from 126 mmcf/d in 1997. This included an increase to 73 mmcf/d from 42 mmcf/d in the P/18-2 field (BP

Amoco 48.7% and operator). We also completed facilities to process production at the Q/16 development, expanding our position as a processing hub for other operators.

Rest of World

     The Group's net share of oil production from the rest of the world increased 15% from 1997, averaging 585,000 b/d in 1998. This included 200,000 b/d from associated undertakings, of which 124,000 b/d came from Abu Dhabi, where we have equity interests of 9.5% and 14.7% in onshore and offshore concessions expiring in 2014 and 2018, respectively. Other areas of oil production in 1998 were Australia, Argentina, Azerbaijan, Bolivia, Canada, China, Colombia, Egypt, Indonesia, Papua New Guinea, Russia, Sharjah, Trinidad and Venezuela.

     Our share of natural gas production from the rest of the world increased 13% from 1997, averaging 1,949 mmcf/d in 1998 including 141 mmcf/d from associated undertakings. The largest part of the 1998 production came from Canada, with the remainder from Argentina, Australia, Bolivia, Colombia, Egypt, Indonesia, Papua New Guinea, Sharjah and Trinidad and Tobago. In Australia, our share of LNG from the North West Shelf gas development (BP Amoco 16.7%) remained in line with that of the previous year at 1.3 million tonnes (approximately equivalent to 180 mmcf/d of gas).

     Development expenditure in the rest of the world (excluding pipelines) amounted to $1,569 million in 1998, compared with $1,714 million in 1997. In 1998, this expenditure was primarily in Colombia, Venezuela, Canada and
Trinidad:

     -- In Colombia, the second phase of the Cusiana/Cupiagua development (BP
       Amoco 19% and operator) started up. This includes a pipeline from Cusiana to the Covenas terminal, upgraded by replacement with a new pipeline in some places and by installation of additional pumping stations, and the start-up of the Cupiagua reservoir. Following disappointing performance from the Opon natural gas reservoir, we wrote down the carrying value of the field and related assets by $214 million. We subsequently dismantled and sold the major equipment of the associated electric power generation operation.

     -- In Venezuela, we own varying interests in five blocks in the eastern part of the country. Our activities include exploration, development, and reactivation of old reservoirs. In 1998, we continued appraisal and development work in the Quiriquire reactivation program (BP Amoco 45%) and drilled a number of wells as part of the second phase of development of the Pedernales field (BP Amoco 100% and operator) in the Orinoco Delta. We drilled and brought into production four wells, including a new discovery, in the Jusepin Block (BP Amoco 45%), where net production reached 15,000 b/d in 1998. We completed 3-D seismic programs and began exploration drilling in the Punta Pescador (BP Amoco 50% and operator) and Guarapiche (BP Amoco 75% and operator) blocks.

     -- In Canada, we have substantial heavy oil operations in the Primrose, Wolf Lake and Wabasca areas near Edmonton, Alberta. We suspended our drilling program in the area in the first quarter of 1998 due to the sharp decline in heavy oil prices. In 1997, we entered into an agreement with CU Power International Limited to develop a co-generation plant in the Primrose area, which will reduce operating costs and provide steam and power for field use, and electricity sales to third parties. The plant was completed in 1998. We are evaluating opportunities to increase well productivity and reduce future development costs. A resumption of development activity is largely dependent on improvements in both costs and prices. In the Alberta foothills, we brought into production a new natural gas well producing over 70 mmcf/d (BP Amoco 55%). This new well increases our share of production from the Blackstone Swan Hills pool by 70%.

     -- We have been engaged in exploration and production activities in Trinidad and Tobago since 1961. We hold a 100% interest in 121 tax and royalty licenses and a partial interest in production sharing contracts on two recently acquired licenses. Our Trinidad operations are in a transition from primarily oil to a balance of oil and natural gas activities. Our 1998 oil production decreased 2% to 47,000 b/d, while our natural gas production increased 33% to 439 mmcf/d. Since 1994, we have discovered oil and natural gas resources, and established markets sufficient to record 8.4 tcf of proved natural gas reserves at the end of 1998. In addition to domestic sales contracts for up to 700 mmcf/d with the National Gas Company of Trinidad and Tobago, and varying interests in local power and industrial companies, we hold a 34% ownership interest in Atlantic LNG Company of

       Trinidad and Tobago's liquefied natural gas plant. We will supply 100% of the plant's initial natural gas requirement of approximately 450 mmcf/d beginning in mid-1999. In 1998 an alliance was formed between Amoco and the Spanish integrated oil company, Repsol S.A. The alliance will pursue new gas-fired power generation projects in Spain and natural gas opportunities in Latin America and the Caribbean. Subject to government and partner approval of an expanded LNG infrastructure, natural gas is expected to be supplied to the expanded facilities largely by Amoco for LNG sales primarily into Spanish markets.

     -- In early 1998, we achieved first production from the Azeri-Chirag-Gunashli (ACG) early oil project in the Caspian Sea, offshore Azerbaijan. The ACG complex is operated by the Azerbaijan International Operating Company (AIOC), a consortium in which we are the leading participant with a 34.1% interest. Production from the early oil project is expected to plateau at 105,000 b/d gross by 1999. We have developed two pipeline routes to meet short-term export requirements. Several additional development phases are planned, with total capital investment projected to exceed $8 billion gross over the 30-year term of AIOC's contract. Approximately half of this investment is expected to occur over the next five years.

     -- Through the Gulf of Suez Petroleum Company (GUPCO), a joint operating company with the Egyptian General Petroleum Corporation, we operate seven production sharing contracts in the Gulf of Suez and the Western Desert. GUPCO operates 45 fields, including more than 600 oil and natural gas wells and has established substantial infrastructure. In 1998, GUPCO produced its 4 billionth barrel of oil from these areas. GUPCO produces approximately 300,000 b/d (105,000 b/d net), which is 37% of Egypt's total oil production. In early 1999, we agreed with the Egyptian government to modernize our principal Gulf of Suez and Western Desert contracts in order to enable sustained profitable investment in the current oil price environment.

     -- BP Amoco entered the Nile Delta in the early 1990's, in a variety of partnerships with AGIP, Egyptian General Petroleum Corporation and others. We are currently developing the Ha'py and East Baltim natural gas fields with start-up expected in 1999 and 2000, respectively. In 1998, we signed an additional gas sales agreement which provides a market for initial development of the Temsah natural gas field. Collectively, we have agreements in place to supply 250 mmcf/d of gas from these and other Nile Delta fields to the domestic Egyptian market. We are also pursuing natural gas export opportunities in the Eastern Mediterranean.

     Through our equity-accounted investments in Empresa Petrolera Chaco S.A. (Chaco) (BP Amoco 30%) and Pan American Energy (PAE) (BP Amoco 60%), we are the second largest energy producer in the southern cone of South America, behind Argentina's YPF. In 1998, these entities produced 48,000 b/d of oil and 155 mmcf/d of natural gas (net to BP Amoco) in Argentina and Bolivia. Chaco and PAE also have significant interests in natural gas liquids plants, oil and gas pipelines, electric generation plants, and other midstream infrastructure. In 1998, the Uruguayan government selected a consortium including PAE to build, own and operate a 215-kilometre network gas pipeline linking Argentina to Montevideo, Uruguay, where PAE owns 34% of the local gas distribution company. This project is expected to involve gross investment of $140 million over two years, and is the first part of a gas pipeline system which is intended to ultimately serve the major gas markets in southeast Brazil.

MIDSTREAM ACTIVITIES

GAS PROCESSING, TRANSPORTATION AND MARKETING

     In addition to midstream activities associated directly with upstream operations, as described above, the Group has substantial natural gas transportation, processing and marketing operations in North America, Europe and Abu Dhabi as described below.

     We are the largest producer-marketer of natural gas in North America. Our 1998 gas sales volumes averaged 5.3 billion cubic feet per day (bcf/d) from the USA and Canada. This consisted of 3.3 bcf/d from BP Amoco producing operations (including royalty volumes we marketed under terms of our lease agreements), plus supplies we purchased from third parties. As a result of the deregulation of the US natural gas markets since the late 1980s, approximately 70% of our North American natural gas production is now sold pursuant to short term gas contracts which are renegotiated on a monthly, yearly or other short term basis, thereby allowing us flexibility in production and distribution. As the North

American energy markets continue to evolve, we are investigating ways to enhance our current positions in the upstream and midstream natural gas businesses, as we have done successfully in Europe.

     BP Amoco's policy toward natural gas price risk in the North American markets is described in Item 9A -- Quantitative and Qualitative Disclosures about Market Risk.

     BP Gas is a UK natural gas marketing company which started trading in 1996 as a result of the restructuring of Alliance Gas Limited, in which BP Amoco had a 50% interest. Its principal business is gas sales to industrial, commercial and power generation customers in the UK, as well as gas sales to continental Europe. In addition, we provide facilities and combined heat and power development and contract energy management services to industrial customers in the UK. The significance of long-term gas supply contracts with large customers such as Centrica, the prices of which are typically indexed against oil or electricity, has been declining as BP Gas takes advantage of increasingly liquid UK gas markets to make more short-term sales to commercial and industrial companies. The breakdown of gas sale arrangements in 1998 was as follows: 37% of production sold to Centrica, 20% pursuant to other long-term arrangements, and 43% in the commercial and industrial and spot markets. The main source of gas is BP Amoco's equity share of gas from UK North Sea fields. We also have a 50% interest in Beacon Gas Limited, whose principal activity is the retail distribution of natural gas in the UK. In late 1998, we began construction of a 400 megawatt capacity gas fired power plant (BP Amoco 60%) at Great Yarmouth in the UK.

     We have a 25.5% interest in Ruhrgas, Germany's largest gas distribution company. In 1997 BP Amoco signed a 15-year agreement to supply 15 billion cubic meters of natural gas valued in excess of $1 billion to Ruhrgas, commencing October 1, 1998. We supply this gas from our UK North Sea fields, delivered via the Interconnector, which is described below.

     The Interconnector is a 240-kilometre, 40-inch subsea natural gas pipeline linking the UK national grid system at Bacton in Norfolk to the continental grid system at Zeebrugge in Belgium. Construction work began in late 1996, and first operation of the pipeline was in October 1998. We are one of ten international energy companies with shareholdings in the Interconnector, which has a shipping capacity of 1.9 bcf/d (BP Amoco 10%).

     BP Amoco has a 29.5% interest in, and operates, the Central Area Transmission System (CATS), a 400-kilometre natural gas pipeline system in the UK sector of the North Sea. CATS has a capacity of 1.7 bcf/d, and carries both proprietary and other companies' volumes to the Teesside natural gas terminal. During 1998 it handled 1.1 bcf/d.

     We also have a 10% equity shareholding in the Abu Dhabi Gas Liquefaction Company (ADGAS), which in 1998 supplied 5.4 million tonnes of LNG.

OIL TRANSPORTATION

     The Group has direct or indirect interests in certain crude oil transportation systems, the principal of which are the Trans Alaska Pipeline System in the USA and the Forties Pipelines System in the UK Sector of the North Sea. Our onshore US crude and product pipelines and related transportation assets are included under Refining and Marketing.

     The Trans Alaska Pipeline System (TAPS) consists of a 48-inch diameter crude oil pipeline running approximately 1,300 kilometres from Prudhoe Bay to a tank farm and marine terminal at the ice-free port of Valdez on Alaska's southern coast. Alyeska Pipeline Service Company operates the pipeline and terminal at Valdez. BP Amoco owns a 50% interest in TAPS, with the balance owned by six other companies. Each of the TAPS participants uses its undivided interest in TAPS as a common carrier, separately publishing tariffs and receiving tenders for shipments through its share in the capacity of TAPS, and paying its respective share of operating costs. At peak throughput the TAPS system carried around 2 million b/d. In 1998, TAPS transported production from Prudhoe Bay and the other North Slope fields averaging 1.22 million b/d.

     For a description of the procedures relating to the tariffs to be charged to users of TAPS and a general description of pipeline regulation, see Regulation of the Group's Business -- United States.

     Various protests have been filed by the State of Alaska and others with regard to the yearly tariffs (for 1989 to 1999) which are filed and which set out the charges for shipping oil through TAPS. The protesters seek to exclude from the tariff various costs incurred by the TAPS owners in relation to the pipeline.

These items are in the process of resolution at the Federal Energy Regulatory Commission (FERC) and the Alaska Public Utilities Commission.

     The dispute among the TAPS owners as to the method of allocation of capacity in the pipeline (known as the 'TAPS capacity litigation') was settled between the TAPS owners and the State of Alaska in 1997, and approval of the settlement was given by the FERC in 1998.

     The use of US-built and US-flagged ships when transporting Alaskan oil to markets in the USA and abroad is required by law. In accordance with this, BP America Inc. has a chartered fleet of US-flagged tankers to transport Alaskan crude oil to markets. Over the next few years, we plan to begin replacing our US-flagged fleet as existing ships are retired in accordance with the Oil Pollution Act of 1990. For discussion of the Oil Pollution Act of 1990, see Regulation of the Group's Business -- Environmental Protection. For a discussion of the proceedings arising from the Exxon Valdez oil spill, see Item 3 -- Legal Proceedings.

     The Forties Pipeline System in the UK (BP Amoco 100%) is an integrated oil and natural gas liquids transportation and processing system which handles production from over 20 fields in the central North Sea. The system was upgraded in 1993 and has a capacity of more than 1 million b/d. During 1998, it handled approximately 880,000 b/d, compared with 873,000 b/d in 1997.

     As noted previously, we also own 34.1% of the Azerbaijan International Oil Company which operates part of the International Northern Export Route Pipeline between Baku in Azerbaijan and Novorossiysk on the Black Sea coast in Russia. Construction of this pipeline is complete and the first exports were made in 1998. The tested capacity is 125,000 b/d. Work is nearing completion on the Western Export Route pipeline from Baku west to the related terminal and loading systems at Supsa on the Black Sea coast of Georgia which is expected to provide an additional export capacity of in excess of 100,000 b/d. First lifting from Supsa is planned for April 1999. Additional oil export pipelines from the Caspian region are the subject of discussions between the upstream participants in Azerbaijan, the Azerbaijan government and the governments of neighbouring countries.

                             REFINING AND MARKETING

     Our Refining and Marketing business is responsible for the supply and trading, refining, marketing and transportation of crude oil and petroleum products to wholesale and retail customers, and the wholesale marketing of NGL in the USA and Canada. BP Amoco markets its products in about 100 countries. It has operations in Europe, the USA and Australasia and in parts of South East Asia and Africa.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                 1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Turnover (a)................................................     48,437     67,704     78,741
Total replacement cost operating profit.....................      2,564      2,292      1,708
Total assets................................................     21,029     24,055     27,646
Capital expenditure and acquisitions........................      1,937      1,824      1,731
                                                                       ($ per barrel)
Indicative industry global refining margin (b)..............        1.7        1.8        2.2

------------

(a) Excludes BP Amoco's share of joint venture turnover of $15,080 million in 1998, $16,692 million in 1997, and nil in 1996.

(b) The indicative industry global refining margin is a weighted average of global margins for the whole refining industry and is calculated by BP Amoco. It reflects the margins generated by a standard cracking refinery, running similar quality crudes, to similar yields, located in each refining market. The weighting used reflects the presence of BP Amoco's refineries in these markets -- principally those of the USA, Europe, Australasia, Southern Africa and Singapore.

     Refining and Marketing aims to manage a portfolio of assets which are believed to be competitively advantaged across the chain of downstream activities. Such advantage may derive from several factors, including location, operating cost and physical asset quality.

     The merger of BP and Amoco has created a top-tier player in refining and marketing. Prior to the merger, Amoco was one of the leading gasoline marketers in the USA and a market-leader in premium gasoline. BP had a strong retail business in the midwest and southeastern USA, supported by refining assets. BP also had extensive retail and commercial businesses in the UK, the rest of Europe, Australasia, Africa and South East Asia. On the basis of 1997 sales, the merger will create a strong competitor in the USA where the BP Amoco Group will share top place for retail sales east of the Rocky Mountains, with first or second position in some 20 states. Worldwide, we will continue to be a leading marketer of fuels, served by a global refining network with key refineries among the top performers in their regions.

     As part of the Federal Trade Commission's approval process for the merger, we undertook to complete the sale of nine terminals formerly owned by Amoco in the southeast of the USA where there was an overlap with existing BP terminals. In addition, in order to resolve antitrust concerns relating to the sale of gasoline, BP and Amoco agreed to the divestiture of 134 service stations in six states where there were ownership overlaps. The divestitures are to be completed by the end of June 1999.

     In the UK and the rest of Europe, BP Amoco's refining and marketing operations in fuels and lubricants are operated as part of a joint venture with Mobil Corporation (Mobil). The international aviation, marine, oil trading and shipping activities are excluded from the joint venture. Under the terms of the joint venture, BP Amoco operates and has a 70 per cent interest in the fuels refining and marketing operation, and Mobil operates and has a 51 per cent interest in the lubricants business. A charge of $532 million before tax was made to income in 1996 to cover the anticipated costs of the implementation of the joint venture. These costs were incurred by the end of 1998, with some $400 million having been spent by the end of 1997. The benefits originally foreseen from the joint venture through cost-sharing, the elimination of duplication and the realization of economies of scale, amounting to some $500 million per annum, have now been achieved.

REFINING

     In refining, our key objective is to operate a deficit refining system (i.e. where Marketing's requirements for product exceed the output from the Group's refineries) more profitably than those of our competitors. We have been achieving this by reducing operating costs, optimizing yields and focusing production at a few key sites.

     In the USA, BP Amoco owns and operates seven refineries: Texas City, Texas; Whiting, Indiana; Alliance, Louisiana; Toledo, Ohio; Mandan, North Dakota; Yorktown, Virginia; and Salt Lake City, Utah. BP Amoco's refinery at Lima, Ohio, was sold in mid-1998.

     As operator of the fuels business of the BP/Mobil joint venture, we operate seven European fuels refineries on behalf of the joint venture. These are Bayernoil (Germany), Castellon (Spain), Coryton (UK), Grangemouth (UK), Lavera (France), Mersin (Turkey) and Nerefco (the Netherlands). Additionally, BP Amoco has an interest in the Reichstett refinery in France. All the refineries are wholly-owned by BP Amoco or Mobil, except for Bayernoil, Mersin, Nerefco and Reichstett where BP Amoco's and Mobil's combined interest is 55%, 69%, 69% and 17%, respectively.

     Mobil's refinery at Gravenchon (France), which is primarily a lubricants refinery, and BP Amoco's two lubricants base oil refineries in France and Germany are operated by Mobil on behalf of the joint venture. BP Amoco's UK base oil refinery at Llandarcy was closed in 1998 as part of a major restructuring of the lubricants business.

     In the rest of the world we operate three other principal refineries:
Brisbane and Kwinana in Australia, and one in Singapore. We also have interests in three other refineries: Mombasa in Kenya, Durban in South Africa and Whangerei in New Zealand.

     The following tables set out by area the crude oil and other feedstocks processed in the years 1996 through 1998 by the BP Amoco Group for its own account and for third parties, and for the Group by other refiners under processing agreements, and the Group's refinery capacity utilization.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
REFINERY THROUGHPUTS                                             (thousand barrels per day)
United Kingdom (a)..........................................        296        299        206
Rest of Europe (a)..........................................        551        583        642
United States...............................................      1,489      1,600      1,609
Rest of World...............................................        362        373        347
                                                                -------    -------    -------
                                                                  2,698      2,855      2,804
For BP Amoco by others......................................         13         12          8
                                                                -------    -------    -------
Total.......................................................      2,711      2,867      2,812
                                                                =======    =======    =======
REFINERY CAPACITY UTILIZATION
Crude distillation capacity at December 31, (b).............      2,815      2,937      3,027
Crude distillation capacity utilization (c).................        94%        96%        97%

------------

(a)  Includes the BP Amoco share of the BP/Mobil joint venture.

(b) The crude distillation capacity figures are based on gross rated capacity which assumes no loss of capacity due to shutdowns. The figures for 1998 reflect the disposal of the Lima refinery in mid-1998. The figures for 1997 reflect the impact of the BP/Mobil joint venture for those countries for which implementation was completed by the end of 1997. The figures for 1996 reflect the impact of the BP/Mobil joint venture in the UK and Turkey from the date of implementation. The implementation of the joint venture did not have a material impact on BP Amoco's overall crude distillation capacity in Europe.

(c) Crude distillation capacity utilization is defined as the percentage utilization of capacity per calendar day over the year after making allowances for average annual shutdowns at BP Amoco refineries (net rated capacity).

     In 1998, we operated our refineries in the USA at an average of 95% of net rated capacity (1997, 95% and 1996, 96%), our European refineries at 95% (1997, 98% and 1996, 100%) and our refineries in the rest of the world at 89% (1997, 99% and 1996, 96%).

     In the past three years, BP Amoco has spent approximately $1.0 billion on upgrading refineries in Europe, the USA, Australia, Singapore and South Africa. During 1996 at our Grangemouth refinery in the

UK, projects to upgrade the fluidized catalytic cracker and hydrocracker were begun. The hydrocracker and the first phase of the fluidized catalytic cracker projects being completed in 1997. The second phase aimed at increasing middle distillate yields was completed in 1998. We are investing some $235 million upgrading the Toledo refinery, which should enable the refinery to process lower-cost heavy sour crude oil. The project is expected to be completed in 1999. In view of current low refining margins we expect our investment in refineries to be at a lower level in the future.

MARKETING

     We market a comprehensive range of refined oil products worldwide. These products include gasoline, gasoil, marine and aviation fuels, heating fuels, LPG, lubricants and bitumen.

     The following table sets out refined product sales by area.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                 1998         1997       1996
                                                                -------    -------    -------
Sales of refined products (a)                                    (thousand barrels per day)
Marketing sales:
  United Kingdom (b)(c).....................................        261        260        242
  Rest of Europe (b)........................................        769        752        672
  United States.............................................      1,504      1,465      1,439
  Rest of World.............................................        603        606        571
                                                                -------    -------    -------
Total marketing sales (d)...................................      3,137      3,083      2,924
Trading/supply sales (d)....................................      1,665      1,592      1,530
                                                                -------    -------    -------
Total refined products......................................      4,802      4,675      4,454
                                                                =======    =======    =======
                                                                         ($ million)
Proceeds from sale of refined products (b)..................     44,446     57,026     53,809

------------

(a)  Excludes sales to other BP Amoco businesses.

(b) Includes the BP Amoco share of the BP/Mobil joint venture in 1998 and 1997.

(c) UK area includes the UK-based international activities of Refining and Marketing.

(d) Marketing sales are sales to service stations, end-consumers, bulk buyers, jobbers and small resellers. Trading/supply sales are to large unbranded resellers and other oil companies.

     The following table sets out marketing sales by major product group.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
MARKETING SALES BY PRODUCT                                       (thousand barrels per day)
Aviation fuel...............................................        292        271        258
Gasolines...................................................      1,256      1,204      1,164
Middle distillates..........................................        796        780        770
Fuel oil....................................................        322        410        322
Other products..............................................        471        418        410
                                                                -------    -------    -------
Total marketing sales.......................................      3,137      3,083      2,924
                                                                =======    =======    =======

     Our retail network is concentrated in Europe and the USA, with established operations in Australasia and Southern Africa. Networks are being grown in China, Poland, Russia and Venezuela.

     BP Amoco is continuing to improve the efficiency of its retail network by reducing operating costs and improving customer service, through a process of regularly reviewing the network. Actions taken include divesting the least profitable sites, upgrading existing sites and investing in new sites. An essential element of this strategy is the development of convenience stores and the provision of related services. Such facilities are often provided through alliances or other arrangements with partners. This strategy is applied to all our retail networks, including those operated as part of the BP/Mobil joint venture. At

December 31, 1998, there were approximately 28,300 BP and Amoco branded service stations worldwide, including those associated with the BP/Mobil joint venture.

     At December 31, 1998 BP Amoco's retail network in the USA comprised some 16,300 service stations concentrated in the midwest, east and southeast. In 1998 34 new 'Split Second' convenience stores were opened in Atlanta, Georgia; Philadelphia, Pennsylvania; Denver, Colorado; and south Florida, bringing the total to 59 stores.

     In the UK and the Rest of Europe, BP Amoco's network covered about 8,400 service stations at December 31, 1998, including some 2,900 Mobil service stations which had been integrated into the joint venture. The rebranding of the Mobil service stations to BP brand green is substantially complete; around 700 were completed during 1998, bringing the total number of rebranded stations to some 2,800.

     Other significant developments in Europe during 1998 included the following:

     -- Following a successful pilot scheme, BP Amoco entered into a joint venture agreement with Safeway plc to redevelop some 100 sites in the UK incorporating a Safeway convenience store. By December 31, 1998, nine such sites had been redeveloped.

     -- In Portugal, the development of Modelo Express stores at BP Amoco's service stations continued with a further six new stores being opened. Following the results of the pilot sites we have set a target of 50 sites.

     -- In Poland and Russia, we continue to grow our retail network towards our target of 300 sites, with the construction of a further 50 retail sites during 1998.

     -- As part of the continued drive to improve the Group's asset base, the retail networks in both Belgium and the Czech Republic were divested during 1998. In addition, agreement was reached to divest the retail network in Hungary in early 1999.

     At December 31, 1998, BP Amoco's retail network in the rest of the world (primarily Australia, New Zealand, Southern Africa and South East Asia) comprised some 3,600 service stations. BP Amoco now has over 100 new branded sites in the new markets of Venezuela, China and Japan. In addition, through the Amoxxo joint venture with Femsa, the Group now has a network of 27 convenience stores in Mexico.

     We also operate a Commercial and Industrial business in Australasia, Europe, South Africa and the USA. This business includes the supply of fuel, LPG, bitumen and, outside Europe, lubricants to industrial and domestic users. In Europe, the Group has a 49% interest in the lubricants activity operated by Mobil in the BP/Mobil joint venture. In 1998, we continued to reshape our Commercial and Industrial portfolio where we believe it to be appropriate.

     -- In the USA, the lubricants business unit of Amoco was sold to Chevron
       Products Co.

     -- In the UK, BP Amoco's LPG business expanded its market share in Scotland, through the acquisition of Border Gas.

     The aviation business sells jet and other aviation fuels to airlines and general aviation customers as well as providing technical services to airlines and airports. During the last few years, the aviation business has strengthened its position in established markets and pursued opportunities in new or emerging markets. In 1998, BP Amoco's aviation business entered three new markets:
Romania, Georgia and the Lebanon. The business now markets in some 82 countries. It is the third largest jet fuel supplier globally.

     BP Amoco's marine business sells ship's fuel and lubricants to a variety of customers including ship owners and operators, covering a wide range of vessels, from large oil tankers to small fishing boats. We operate a network of offices and supply points in more than 900 ports across 90 countries, reflecting the international nature of this marketing operation. BP Amoco is continuing to develop the marine business, and is pursuing new market opportunities in Latin America, Asia and the Middle East.

SUPPLY AND MARKETING OF NGL

     In the USA and Canada, BP Amoco is engaged in the wholesale marketing of NGL, which consists of ethane, propane, butanes and pentanes extracted from natural gas. The majority of BP Amoco's NGL is marketed on a wholesale basis under annual supply contracts which provide for price redetermination based on prevailing market prices. Sales volumes of NGL for 1998 averaged 318,000 b/d (1997 298,000 b/d and 1996 296,000 b/d).

     We own or have an interest in four fractionator plants in Canada and the United States. Two are located in Canada in Fort Saskatchewan, Alberta and Sarnia, Ontario and two are located in the United States in Hobbs, New Mexico and Mont Belvieu, Texas.

SUPPLY AND TRADING

     We are one of the world's major traders of crude oil and refined products, dealing extensively in physical and futures markets. Our portfolio of purchases and sales is spread among spot, term, exchange and other arrangements, and covers a range of sources and customers to match the location and quality requirements of the Group's refineries and the various markets, while seeking to ensure flexibility and cost-competitiveness. In addition, the Group's oil-trading division undertakes trading in physical and paper markets in order to contribute to the Group's income.

TRANSPORTATION

     Our Refining and Marketing business owns, operates or has an interest in extensive transportation facilities for crude oil, refined products, NGL, carbon dioxide and petrochemical feedstocks in the US. It also has interests in a number of crude oil and product pipelines in the UK and the Rest of Europe.

     We transport crude oil to our refineries principally by ship and through pipelines linking our refineries with import terminals. We have interests in eight major crude oil pipelines in the UK and the Rest of Europe and a further thirteen in the USA.

     Bulk products are transported between refineries and storage terminals by ship, barge, pipeline and rail. Onward delivery to customers is primarily by road. We have interests in nine major product pipelines in the UK and the Rest of Europe and four in the USA. We also have interests in a major gas pipeline, four NGL pipelines, two carbon dioxide pipelines and many smaller pipelines. In total, we have interests in some 33,000 kilometres of pipeline, of which about three-quarters are located in North America.

     In 1998 the most significant development in this area of BP Amoco's operations was the completion of the Destin gas trunk line from offshore in the Gulf of Mexico to Pascagoula, Mississippi and inland. BP Amoco's share of investment was approximately $122 million. The connection of lateral pipelines to the main line is expected to be completed in 1999 (BP Amoco share $15 million). This will allow connection with a number of other gas pipelines and access to numerous natural gas markets throughout the southeast and the east coast of the USA.

SHIPPING

     BP Amoco Shipping owns or operates an international fleet of crude and product tankers carrying cargoes for the Group and for third parties. It also offers a wide range of services to Group and third party marine customers.

     At December 31, 1998 the Group owned an international fleet of 13 tankers, totalling approximately 1.76 million deadweight tons (dwt).

     Excluding BP America Inc., the Group had 11 tankers (three Very Large Crude Carriers, seven Medium Crude Carriers, one Product Carrier) and four barges, totalling 1.82 million dwt on long-term charter at December 31, 1998.

     BP America Inc. had 15 tankers, totalling about 2.0 million dwt, on long-term charter from third parties, although four of these vessels, totalling
0.65 million dwt, were in lay-up at the end of the year.

     In addition, a large number of small coastal vessels are used by Group companies around the world.

     BP Shipping Limited has contracted to bareboat charter four Very Large Crude Carriers for delivery during 1999 and 2000.

                                   CHEMICALS

     Our Chemicals business is a major producer of petrochemicals through subsidiaries and associated undertakings. BP Amoco has operations principally in the USA and Europe, and increasingly, in the Asia-Pacific region. Chemicals is also responsible for the supply, marketing and distribution of chemical products to bulk, wholesale and retail customers.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Turnover....................................................      9,691     11,445     10,979
Total replacement cost operating profit.....................      1,100      1,530      1,654
Total assets................................................     12,562     12,141     12,128
Capital expenditure and acquisitions........................      1,606      1,145      1,964
                                                                      (thousand tonnes)
Production (a)..............................................     20,073     19,491     17,498

------------

(a) Includes BP Amoco's share of associated undertakings and other interests in production.

     Chemicals margins are driven by the economics of supply and demand and, as a result, are cyclical in nature. An illustration of this is the industry integrated ethylene/low density polyethylene cash margin, which rose from 523 Deutschmarks (DM) per tonne in 1996 to DM 890 per tonne in 1997, then fell to DM 812 per tonne in 1998.

     In 1999, the chemicals industry is facing a weaker external environment, which is expected to cause competitive pressures to increase. This has been caused by recent new capacity growth at the same time as demand is weakening due to a general slowdown in the global economy.

     The continued effect of the Asian economic crisis has had an impact upon short-term growth rates in the region. While BP Amoco intends to continue to expand into Asia, the pace of development will take into account the prevailing market conditions.

     Our strategy is to create competitive advantage in petrochemicals by investing in world-scale integrated sites to optimize manufacturing; by selectively owning the best technology; and by focusing on key products and markets which offer potential for growth.

     The potential for integration has been increased by the merger, with BP's leading positions in olefins and polyolefins complemented by Amoco's leading positions in aromatics and aromatic derivatives. Furthermore, both BP and Amoco Chemicals separately had created footholds in Asia. While still a small part of the combined portfolio, together these positions create a solid base from which to deal with the current environment and to position the Group for growth when conditions improve.

     The drive for integration covers not only different elements of chemicals production but also integration with oil supply and refining activities to achieve cost savings and production synergies. The strategy is illustrated in the major polyolefins expansion program currently underway at Grangemouth in Scotland. Integration of the project with the existing Chemicals facilities and the upstream and downstream facilities on site, combined with the utilization of our proprietary Innovene polyethylene technology, results in a competitively advantaged facility. Polypropylene and metaxylene expansions at Chocolate Bayou and Texas City, respectively, are two other examples of capacity additions at integrated sites; they are both in close proximity to, and use feedstocks from, our Texas City refinery.

     Technology will continue to distinguish the most successful companies from their competitors. We intend to maintain and extend our leadership in the fundamental technologies which underpin our core businesses. By way of example, our strengths in catalysis, oxidation and fluid bed technology continue to enhance our leadership positions across the portfolio from polymers to basic petrochemicals. In the last quarter of 1998 we announced investments in butanediol, vinyl acetate and ethyl acetate which are all based upon proprietary, leading-edge technologies and bear testimony to our ability to innovate and rapidly translate in-house development to commercial reality. Further examples of investments based on BP Amoco technology include the commissioning of new acrylonitrile capacity in the US and the debottlenecking of an acetic acid plant in Korea.

     We will continue to focus our portfolio in areas where we have clear competitive advantage driven by the strategy elements described above. For example, we purchased the Styrenix Kunststoffe business in early 1998 and integrated it into our existing styrenics business over the remainder of the year. We sold our speciality chemicals distribution business and Adibis, a fuels and lubricants additive business, during 1998, and a further specialities business, Verdugt, in early 1999.

     BP Amoco has large-scale manufacturing facilities in Europe and the USA. The Group's major sites, with our share of their capacities in thousands of metric tonnes per annum (ktepa), are Grangemouth (2,160 ktepa) and Hull (1,415 ktepa) in the UK; Lavera (1,765 ktepa) in France; Marl (1,610 ktepa) and Dormagen (2,330 ktepa) in Germany; Geel (1,135 ktepa) in Belgium; and Texas City, Texas (2,825 ktepa), Chocolate Bayou, Texas (2,740 ktepa), Decatur, Alabama (2,220 ktepa), and Cooper River, South Carolina (1,310 ktepa) in the USA.

     BP Amoco's European and US manufacturing base remains key to its continued success. We also aim to grow in the Asia Pacific region, which offers prospects for demand growth. The intention is to build upon the existing bridgeheads which the Group now holds in Indonesia, China, Malaysia and Korea. Our share of capacity in Asia (largely through joint ventures) amounts to nearly 3 million tonnes as follows: Indonesia (440 ktepa), Korea (620 ktepa), Malaysia (880 ktepa), Taiwan (730 ktepa), China (80 ktepa) and Singapore (140 ktepa).

     The following table shows BP Amoco's production capacity by major product and by business at December 31, 1998.

                                                    Chemical                   Performance
                                  Feedstocks   Intermediates       Polymers       Products      Total (a)
                                ------------   -------------   ------------   ------------   ------------
                                                       (thousand tonnes per annum)
Purified terephthalic acid
  (PTA).......................            --          4,870              --             --          4,870
Ethylene......................         2,865             --             455             --          3,320
Paraxylene....................         2,360             --              --             --          2,360
Polypropylene.................            --             --           1,650             --          1,650
Styrenics.....................            --             --           1,750             --          1,750
Polyethylene..................            --             --           1,605             --          1,605
Acetic Acid/Anhydride.........            --             --              --          1,295          1,295
Linear/poly alpha olefins.....            --             --              --            855            855
Acrylonitrile.................            --            660             150             --            810
Other.........................         2,020            625           1,525          3,245          7,415
                                ------------   ------------    ------------   ------------   ------------
Total.........................         7,245          6,155           7,135          5,395         25,930
                                ============   ============    ============   ============   ============

------------

(a) This includes the Group's proportionate interest through associated undertakings in production capacity and production from third-party facilities made available to BP Amoco under long-term agreements.

     BP Amoco's petrochemical products are sold to companies in a number of industries that manufacture components used in a wide range of applications, including the agriculture, automotive, construction, furniture, household products, insulation, packaging, paint, pharmaceuticals and textile industries. BP Amoco's petrochemical products are marketed through a network of sales personnel and agents that also provides technical services.

     Our Chemicals business is organized into four broad groupings:

     -- Feedstocks, including olefins and aromatics;
     -- Chemical Intermediates, including nitriles and PTA;
     -- Polymers, including polyethylene, polypropylene and styrenics; and -- Performance Products, including acetyls, plastic fabrications, solvents, fabric and fibers.

FEEDSTOCKS

     Our feedstocks group produces and markets the basic petrochemical building blocks which are used primarily as raw material for other chemical products. These basic petrochemicals include ethylene, propylene, butadiene, paraxylene and metaxylene.

     BP Amoco manufactures and markets chemicals produced from the steam cracking of liquid and gaseous hydrocarbon feedstocks. The olefins -- ethylene, propylene and butadiene -- are produced by crackers at Grangemouth, UK; Lavera, France (BP Amoco 50%); Dormagen, Germany by Erdolchemie (BP Amoco 50%); Wilton, UK (BP Amoco 20%); Chocolate Bayou, Texas; and Kertih, Malaysia (BP Amoco 15%). These crackers produce the raw materials for the production of derivative products including polyethylene, polypropylene, acrylonitrile, styrene, ethanol and ethylene oxide, which are also produced at various BP Amoco plants.

     BP Amoco is the world's largest producer of the aromatics paraxylene (PX) and metaxylene (MX), the feedstocks for PTA and purified isophthalic acid (PIA), respectively. We recover PX and MX from reformed gasoline streams at BP Amoco and other refineries and then deliver this into our aromatic acids plants. PX is produced at Texas City, Texas and Decatur, Alabama in the USA and at Singapore Aromatics (BP Amoco 45%). MX is produced at Texas City.

     -- In October 1998, a 350 ktepa PX unit was started up in Decatur. The unit employs a new proprietary catalyst that was first commercialized in 1997. The catalyst allows the unit to operate with lower total recovery costs.

     -- In Belgium, work proceeded on the construction of a 420 ktepa PX unit at our Geel site. This unit will employ our technology for PX crystallization and will incorporate new process and catalyst technologies commercialized at Decatur in 1997. The project is scheduled for start-up in early 2000.

     -- BP Amoco's second MX unit was brought on line in October, 1998 at the Texas City chemical site. The 100 ktepa unit is the largest unit that uses UOP's Sorbex technology to recover the MX. The Sorbex technology, sale and integration with existing xylene recovery units makes this unit extremely cost competitive.

CHEMICAL INTERMEDIATES

     The Chemical intermediates group produces and markets PTA, which is the preferred raw material for the manufacture of polyester; acrylonitrile, a raw material for acrylic fiber, varieties of synthetic rubber, a range of plastics and other chemical products; linear alpha olefins (LAO) used for polyethylene, detergents and plasticizers; PIA used for isopolyester resins and gel coats; and napthalene dicarboxylate (NDC), used for photographic film and specialized packaging.

     BP Amoco is the world's largest producer of PTA, with an interest in approximately 23% of the world's PTA capacity. PTA is manufactured at Cooper River, South Carolina and Decatur, Alabama, in the USA, Geel in Belgium, and Kuantan in Malaysia. We also produce PTA through joint ventures in Korea (BP Amoco 35%), Taiwan (BP Amoco 50%), Brazil (BP Amoco 49%), Mexico (BP Amoco 8.55%) and Indonesia (BP Amoco 50%). The Taiwan joint venture operation, Cooper River, and Decatur represent the three largest PTA production sites in the world.

     -- In 1998, a new 500 ktepa PTA unit at the Geel, Belgium site was completed. The project marked the latest in a series of recent global PTA investments to support expected long-term growth in polyester demand. The unit was subsequently shut down because of a fire, but is expected to come back on line during the second quarter of 1999.

     BP Amoco is the world's largest producer and marketer of acrylonitrile. It operates two acrylonitrile plants located at Green Lake, Texas and Lima, Ohio. Green Lake, with a capacity of 460 ktepa, is the largest acrylonitrile production site in the world. Acrylonitrile is also produced by Erdolchemie. BP Amoco markets acrylonitrile throughout the world to a variety of industrial customers.

     -- In September 1998, we announced the construction of a $10 million demonstration unit for our proprietary propane-to-acrylonitrile technology process at the Green Lake manufacturing facility. The project involves the construction of an innovative recovery and purification unit of unique design which will be integrated with one of the three fluid-bed reactors at the Green Lake plant.

     In 1998, BP Amoco and Sterling Chemicals, Inc. announced the establishment of Anexco LLC., a 50/50 joint venture marketing company which markets acrylonitrile in Asia and South America on behalf of both partners. The joint venture is expected to sell some 500 ktepa.

     The construction of the Company's first world-scale 1,4-butanediol (BDO) plant in Lima, Ohio and the foundation of a new butanediol business unit marks the company's entry into the worldwide BDO market. Butanediol and its derivatives are used in pharmaceuticals, a variety of personal care products, plastics, auto parts and sports clothing.

     LAO is produced at Texas City, Texas and Feluy, Belgium. A $45 million project to expand Feluy's capacity by 100 ktepa is expected to come on line in the second quarter of 1999. In early 1999, we authorized the construction of a new 250 ktepa LAO plant in Alberta, Canada; this plant is scheduled to come on line late in 2001.

     PIA is produced in Joliet, Illinois, Geel and by the AGIC joint venture (BP Amoco 50%) in Japan. NDC is produced at our plant in Decatur, Alabama.

POLYMERS

     The polymers product line includes polypropylene, used for molded products, fibers and films; polyethylene, used for packaging, pipes and containers; engineering polymers used for medical, automotive and electronic applications; carbon fibers used in sporting goods and aerospace applications; and styrene monomers and polymers used in packaging and containers.

     We are the second-largest producer of polypropylene in the world. Polypropylene is manufactured at Chocolate Bayou and Cedar Bayou, Texas and Geel, Belgium. Appryl (BP Amoco 49%) operates plants at Lavera and at Gonfreville, France. Much of the Group's polypropylene output is consumed internally in its Fabrics and Fibers business. BP Amoco has its own proprietary polypropylene technology.

     We are one of Europe's leading producers and suppliers of polyethylene, the world's most widely used plastic. BP Amoco operates linear low density polyethylene (LLDPE) and high density polyethylene (HDPE) plants at Grangemouth, Lavera, Merak in Indonesia (BP Amoco 51%) and at Kertih in Malaysia (BP Amoco 60%). A low density polyethylene (LDPE) plant is operated at Wilton, UK. Erdolchemie (BP Amoco 50%) also produces LLDPE and LDPE at Dormagen in Germany.

     Innovene, our proprietary gas-phase production process for polyethylene based on a clean and cost-effective technology has been licensed to 24 different companies in 16 countries as of December 1998. In July 1997, we launched an enhanced version of our High Productivity technology and are also working with The Dow Chemical Company (Dow) to develop and license a combination of Innovene polyethylene technology and Dow's constrained geometry catalyst technology.

     We completed the purchase of the Styrenix Kunststoffe business in February 1998. The process of integrating this business with the existing BP Amoco styrenics business took place during the remainder of the year. We operate styrene monomer plants at Texas City, Texas in the USA, Baglan Bay in the UK and Marl in Germany. Polystyrene plants are operated at Marl, Wingles in France and Trelleborg in Sweden. Expanded polystyrene plants are operated at Wingles and Marl.

     BP Amoco's Engineering Polymers and Carbon Fibers business has manufacturing facilities at Marietta, Ohio; Greenville and Rock Hill, South Carolina; and Atlanta and Augusta, Georgia in the USA.

     Over the last year a number of capital investment projects were progressed at various sites around the world, including:

     -- In the UK, work is continuing on a major $825 million development program. The first stage, a 50 ktepa expansion of ethylene capacity at Grangemouth, will be commissioned in the first quarter of 1999. A second 270 ktepa expansion is underway with completion scheduled for the first quarter of 2001. When the second expansion is complete Grangemouth will have 1 million tonnes of ethylene capacity. This additional production is intended to feed a new 300 ktepa polyethylene plant which is currently under construction. This is the major part of the UK development program expected to be realized over the next three years.

     -- Appryl (BP Amoco 49%) commenced the construction of a 250 ktepa polypropylene plant at Grangemouth, with commissioning expected in 1999.

     -- At PT Peni (BP Amoco 51%) in Indonesia, the expansion of polyethylene capacity from 250 to 450 ktepa was brought on stream in 1998. In addition, we have announced plans for the construction of a 900-ktepa ethylene cracker integrated with the polyethylene plant. The project will be progressed at a pace appropriate to the prevailing market conditions.

     -- BP Amoco continued feasibility studies on the $2.5 billion project for an integrated ethylene cracker complex at Jinshan, China, with the Shanghai Petrochemical Company. The timing of this plant will be contingent on the outcome of the feasibility studies and on market conditions.

     -- We continued construction of a 250 ktepa polypropylene expansion in Chocolate Bayou which will commence operations in 1999.

     -- We commenced construction of a 250 ktepa polyethylene plant for the Bataan Polyethylene Corporation (BP Amoco 38%) in the Philippines, which will use BP Amoco's Innovene technology. The plant is due on stream in 2000.

PERFORMANCE PRODUCTS

     This group of businesses covers the following: Acetic Acid/Anhydride, Oxygenated Solvents, Industrial Products, Polybutenes, Plastic Fabrications Group, and Fabrics and Fibers. These businesses add value to raw materials produced by our other chemicals businesses.

     We are a major supplier of acetic acid, a versatile chemical used in a variety of products, such as foodstuffs, textiles, paints, dyes and pharmaceuticals. Chemicals has acetyls operations in Europe, the USA and Korea (BP Amoco 51%), and commissioned a 150 ktepa acetic acid plant in Sichuan, China, with local partners (BP Amoco 51%) in late 1998.

     In Korea, the Asian Acetyls Company (BP Amoco 34%) operates a 150 ktepa vinyl acetate monomer plant.

     We are investing with Petroliam Nasional Berhad (Petronas) in an acetic acid plant at Kertih, Malaysia, with a capacity of 400 ktepa (BP Amoco 70%). Construction of the plant, which will use our Cativa technology, started in 1998, and production is scheduled to commence at the end of 1999.

     The Oxygenated Solvents business manufactures and markets acetate esters, iso-propanol, acetone, glycol esters, aerosols and ethanol at plants in the UK, France, Belgium, Italy and Korea. The products have many applications including pharmaceuticals, inks and paints. A major asset restructuring was announced in 1998 with plans to construct a 220 ktepa ethyl acetate plant at Hull and 110 ktepa ethanol plant at Grangemouth, both scheduled for completion in 2001. The ethyl acetate investment is based on BP Amoco's innovative proprietary 'direct addition' method for making ethyl acetate from ethylene and acetic acid which does not require ethanol as a raw material.

     In Korea, the International Esters Company's acetate esters plant (BP Amoco 45%) was expanded from 45 to 75 ktepa in 1998 by the application of the new BP Amoco technology.

     Our other Performance Product businesses include Industrial Products, which comprises ethylene oxide, ethanolamines, brake fluids, antifreeze, oxo alcohols, oilfield chemicals and plasticizers; Polybutenes, used in fuel additives, adhesives and sealants; Plastic Fabrications, with a number of European and US sites converting polymer resins into plastic films, rigid containers, non-woven fibers and engineering components; and Fabrics and Fibers, which makes products for carpet backing, home furnishings, and industrial uses such as civil engineering fabrics and bulk bags.

     The speciality chemicals distribution business and Adibis, the fuels and lubricants additives business, were sold during 1998. Amoco's European polybutenes business was sold in late 1998 to facilitate the merger. In the first quarter of 1999, the disposal of a further specialities business, Verdugt, was completed.

                         OTHER BUSINESSES AND CORPORATE

     Other Businesses and Corporate comprises Finance, the solar businesses, the Group's remaining coal asset, interest income and costs relating to corporate activities worldwide.

     FINANCE manages the Group's financial assets and liabilities. From locations in the UK, Europe, the USA and the Asia-Pacific region, it provides the link between BP Amoco and the international financial markets, and makes available a range of financial services to the Group including supporting the financing of BP Amoco's projects around the world.

     In 1999 both Moody's and Standard and Poor's assigned long-term debt ratings of Aa1 and AA+, respectively, to BP Amoco.

     Finance has in place a Debt Issuance Program, under which the Group may raise an aggregate of $2 billion of debt for maturities of one month or longer. At March 29, 1999, the amount drawn down against this program was $1,134 million.

     Our SOLAR businesses are involved in the manufacture and marketing of photovoltaic cells and modules, and the development of solar-powered electric generation facilities.

     BP Solar, excluding Solarex, is one of the largest businesses in the solar energy industry and the most international. The principal manufacturing and marketing units are located in Australia, India, Spain and the USA. In early 1998 BP Solar opened a thin-film solar manufacturing plant in California and towards the end of the year capacity was increased at the manufacturing facility in Spain.

     Solarex is a 50/50 joint venture established between Amoco and Enron Corporation. In 1998, it made significant progress on the introduction of the new Millenia amorphous silicon module, the world's first large-area, monolithic double-junction thin film module. The modules were used in grid-connected solar systems installed in Japan, Germany, Sweden and the USA.

     COAL activity consists of our 50% interest in PT Kaltim Prima Coal, an Indonesian company. This company operates an opencast coal mine at Sangatta in Kalimantan, Indonesia.

     RESEARCH, TECHNOLOGY AND ENGINEERING activities are carried out by each of the major business streams on the basis of a distributed program coordinated by the BP Amoco Technology Council. This body provides leadership for scientific, technical and engineering activities throughout the Group and in particular promotes cross-business initiatives and the transfer of best practice between businesses. In addition, a group of eminent industrialists and academics form the Technology Advisory Council, which advises senior management on the state of technology within the Group and helps identify current trends and future developments in technology.

     Research and development is carried out using a balance of internal and external resources. The principal sites for the internal activities are located in the USA, the UK and France. The allocation of work to each location is currently under review as part of the process of achieving synergies resulting from the merger.

     The innovative application of technology makes a key contribution to improving BP Amoco's business performance, particularly in the areas of safety, the environment, cost reduction and efficiency of business operations. Involving third parties in the various steps of technology development and application enables a wider range of technology solutions to be considered and implemented, improving the productivity of research and development activities.

     INSURANCE. Although practice differed in certain respects between BP and Amoco in 1998, the combined Group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered economic for BP Amoco. Losses will therefore be borne as they arise, rather than being spread over time through insurance premia. The position will be reviewed each year.

                       REGULATION OF THE GROUP'S BUSINESS

UNITED KINGDOM

LICENSING. Pursuant to, among other things, the Petroleum (Production) Act 1934, all petroleum existing in its natural condition in strata in the UK or beneath its territorial waters (including its continental shelf) is the property of the Crown, and licenses to explore for and produce it may be granted, subject to conditions, by the Secretary of State for Trade and Industry (Secretary of State). These conditions include provisions relating to the term of the license, the imposition of specific drilling obligations, environmental protection controls, controls over the development and decommissioning of a field (including restrictions on production) and the payment of royalties.

DEVELOPMENT OF OIL AND NATURAL GAS RESERVES. The development and production of UK oil and natural gas reserves (including rates of production) require the approval or consent of the Secretary of State. There have been a number of policy statements by various UK Governments over the years with respect to production controls. Although successive Governments have made it clear that the imposition of production cut-backs in order to facilitate a coherent depletion policy has been kept under review, the steps taken by the Government since the early 1980s have tended to concentrate on encouraging exploration, development and production and no significant cut-backs of previously agreed rates of production are known to have been imposed.

OTHER CONTROLS. In addition to the regulatory powers of the Government referred to above, the Secretary of State has wide powers over the oil field operations, including gas flaring, the installation, use and tariffs of sub-marine pipelines, the construction or expansion of refining capacity and powers to impose programs for the eventual decommissioning of offshore installations. Furthermore, the Secretary of State for Transport has powers to control the positioning of offshore installations if the chosen location is in or close to a shipping lane. The UK Health and Safety Executive has wide powers and duties in relation to offshore health and safety. BP Amoco is also subject to European Union legislation, in particular the Procurement Directive which regulates the procedure for awarding major contracts.

PETROLEUM REVENUE TAX. Petroleum revenue tax (PRT) was abolished in the Finance Act 1993 in respect of oil and natural gas fields given development consent on or after March 16, 1993 (Non-Taxable Fields). Profits from Non-Taxable Fields are charged to corporation tax under general principles. PRT is still charged on profits from fields given development consent before that date (Taxable Fields). PRT is charged in relation to Taxable Fields on profits from oil (which includes gas except where specifically excluded by statute) won under licenses granted under either the Petroleum (Production) Act 1934 or the Petroleum (Production) Act (Northern Ireland) 1964. It is charged on a field-by-field basis, at the rate of 50% for chargeable periods ending after June 30, 1993 (75% for periods ending on or before that date), on the assessable profit arising in each chargeable period (normally the six months ending on June 30 and December 31 in each year), as reduced by any allowable losses and by an oil allowance (unless the maximum amount of oil allowance has already been used), and subject in certain years to an overall limit (safeguard). PRT is also chargeable on any consideration received in connection with the use by other fields and the disposal of certain 'qualifying assets', the expenditure on which is allowable for PRT, subject to an allowance in the case of the use of assets.

     The assessable profit reflects, very broadly, the market value of oil won less the costs of discovery and production, including any Government royalties payable. Interest and other financing costs are not deductible in determining the assessable profit; instead, certain costs are designated as qualifying for a supplement of 35% (uplift). Uplift ceases for costs incurred after the end of the chargeable period in which the field's cumulative income exceeds its cumulative expenditure (payback).

     Oil allowance exempts certain amounts from PRT. For each onshore field and offshore field given development consent before April 1982, an allowance of up to 250,000 tonnes of oil per chargeable period is available, subject to a cumulative total of 5 million tonnes. For each onshore field and each offshore field situated in the Southern Basin of the North Sea given development consent after March 1982, the oil allowance for chargeable periods ending after June 30, 1988 is 125,000 tonnes per chargeable period and the cumulative total is 2.5 million tonnes. For each offshore field not situated in the Southern Basin given development consent after March 1982, the allowance is 500,000 tonnes per chargeable period subject to a cumulative total of 10 million tonnes. The oil allowance is shared by the participants in each field in proportion to their shares of oil. Safeguard provides that the total PRT payable in respect of a field is limited to 80% of the amount (if any) by which the PRT profits for a chargeable period (specially adjusted for this purpose) exceed 15% of accumulated expenditure (as adjusted). Safeguard remains available after payback has been reached for half as many periods again as it took to reach payback from the first chargeable period.

     Allowable losses in any chargeable period can be set off against the assessable profits of subsequent or, after making an appropriate claim, previous periods from the same field but, in relation to losses arising in respect of chargeable periods ending after June 30, 1993, the PRT repayment plus any interest thereon arising from the set-off of losses against profits of previous periods cannot exceed 60% of the losses set off (85% in respect of chargeable periods ending after June 30, 1991 and on or before June 30, 1993). In addition, relief is available against the assessable profit from a field for certain expenditure incurred outside the field. There are restrictions to prevent the obtaining of relief for expenditure incurred in connection with Non-Taxable Fields against profits from Taxable Fields. Exploration or appraisal expenditure incurred on or after March 16, 1983 and before March 16, 1993, in respect of an area for which no development decision has been made, may be set against the assessable profits of any Taxable Field together with any such expenditure incurred prior to that date which is designated as abortive. There is no relief for exploration and appraisal incurred after March 16, 1993 unless the Company was already committed to it at that date and it is incurred on or before March 16, 1995. There is an additional transitional relief for exploration and appraisal expenditure, subject to certain conditions, limited to a maximum of L10 million for expenditure incurred on or after March 16, 1993 and before January 1, 1995. Finally, a loss from a Taxable Field in which the winning of oil has permanently ceased which cannot be relieved against the assessable profits of that field can be claimed against the assessable profit from any other Taxable Field. The offset of reliefs is limited to prevent a company buying into mature oil fields and setting pre-acquisition expenditures against the assessable profits of that field.

CORPORATION TAX. Companies are also subject to corporation tax on their profits or gains from oil extraction activities, although PRT is deductible in computing any corporation tax liability. There are restrictions on using reliefs from other activities against profits or gains from oil extraction activities, or from the disposal of interests in oil or of assets used in connection with a field in the UK or a designated area. There is also an exemption from capital gains taxation and capital allowance clawback for certain exchanges of license interests before the development stage. An election can be made in relation to expenditure incurred after June 30, 1991 for 100% reliefs for certain net offshore decommissioning expenditure. Losses created by these decommissioning reliefs are available for set-off against profits of the previous three years.

     In his Budget of July 1997 the UK Chancellor announced a review of the North Sea fiscal regime to ensure that an appropriate share of North Sea profits is being taxed while continuing to maintain a high level of oil industry interest in the future development of the UK's oil and gas reserves. In BP Amoco's submission to the review it argued that the existing fiscal regime broadly succeeds in both areas. In September 1998 the Chancellor announced that the existing regime would not be changed.

UNITED STATES

TAX. The State of Alaska imposes various taxes on the Group's operations in Alaska. At present, these include a severance tax on oil and natural gas produced, an ad valorem tax on all oil and gas exploration, production and pipeline equipment and a corporate income tax on companies doing business in Alaska. Following the Exxon Valdez oil spill, the State of Alaska passed an act to finance the State's Oil and Hazardous Substance Release Response Fund by imposing a conservation surcharge of $0.05 per barrel on all oil subject to the State's oil and gas properties production tax. Subsequently, the State amended the surcharge to suspend $0.02 per barrel of it when the balance in the Response Fund exceeds $50 million, and as a result the net surcharge is $0.03 per taxable barrel unless there is a spill that draws the Fund's balance below $50 million. Further, losses occurring in connection with a catastrophic oil discharge are not deductible as business expenses in determining the gross value of oil for tax purposes in the State of Alaska.

PIPELINE REGULATIONS. The Interstate Commerce Act requires common carriers engaged in the transport by pipeline of oil in interstate or foreign commerce to file tariffs with the Federal Energy Regulatory Commission (the FERC) showing all rates, classifications, rules and practices between all points on their system. It also prohibits them from collecting any different compensation for transportation from that specified in their approved tariffs. Third parties, or the FERC on its own motion, may initiate an investigation of any proposed tariff, which involves the scheduling of a hearing. If the FERC, at the conclusion of a hearing, finds that a new or increased rate is unreasonable or discriminatory, or otherwise in violation of the Interstate Commerce Act, it may order the carrier to cease and desist from charging that rate, may prescribe a rate for the future and order refunds to shippers of collected amounts found to be unreasonable.

                            ENVIRONMENTAL PROTECTION

HEALTH, SAFETY AND ENVIRONMENTAL REGULATION

     The Group is subject to numerous national and local environmental laws and regulations concerning its products, operations and other activities. These laws and regulations may require the Group to take future action to remediate or otherwise redress the effects on the environment of prior disposal or release of chemicals or petroleum substances by the Group or other parties. Such contingencies may exist for various sites including refineries, chemicals plants, oil fields, service stations, terminals and waste disposal sites. In addition, the Group may have obligations relating to prior asset sales or closed facilities. Provisions for environmental restoration and remediation are made when a clean-up is probable and the amount is reasonably determinable. Generally, their timing coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The provisions made are considered by management to be sufficient for known requirements.

     The extent and cost of future environmental restoration and remediation programs are inherently difficult to estimate. They depend on the magnitude of any possible contamination, the timing and extent of the corrective actions required and BP Amoco's share of liability relative to that of other responsible parties. Though the costs of future restoration and remediation could be significant, and may be material to the results of operations in the period in which they are recognized, it is not expected that such costs will have a material impact on the Group's financial position or liquidity.

     Management cannot predict future developments, such as increasingly strict requirements of environmental laws and enforcement policies thereunder, that might affect the Group's operations or affect the exploration for new reserves or the products merchandized by the Group. A risk of increased environmental costs and liabilities is inherent in particular operations and products of the Group and there can be no assurance that material costs and liabilities will not be incurred in the future. In general, the Group does not expect that it will be affected differently from other companies with comparable assets engaged in similar businesses. Management believes that the Group's activities are in compliance in all material respects with applicable environmental laws and regulations.

     For a discussion of the Group's environmental expenditures see Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Investment.

     In December 1997, at the Third Conference of the Parties to the United Nations Framework Convention on Climate Change in Kyoto, Japan, the participants agreed on a system of differentiated internationally legally binding targets for the first commitment period of 2008-2012. The range in Annex I countries (OECD, former Soviet Union and Eastern Bloc countries) is from -8% to +10%. The USA agreed on a reduction of 7%, and the European Union on a reduction of 8%, on 1990 levels of emissions of greenhouse gases. Projections of the increase in emissions without any reduction measures are estimated at 32% for the USA and 19% for the European Union. If these targets are to be met a major reduction in the use of fossil fuels would be required, and this would be likely to have a significant effect on BP Amoco's main businesses, but the Group does not expect that it will be affected differently from other companies with comparable assets engaged in similar businesses.

     The following is a summary of significant health, safety and environmental legislation affecting the Group in 1998.

UNITED STATES

     The Clean Air Act Amendments of 1990 (the Amendments) and regulations issued pursuant thereto require, among other things, enhanced monitoring of major sources of specified pollutants, more stringent limits on chemical plant, refinery, marine and distribution terminal emissions, risk management plans for storage of hazardous substances, and new fuel specifications.

     Title V of the Amendments requires major emission sources to obtain new air permits. This permitting effort is underway at the Group's US operations. Title V also requires continuous and more comprehensive measurement of specified air pollutants from major emission sources. Two aims of this regulation are to provide regulating bodies with accurate data on emissions from major sources, and to enable regulatory authorities to better evaluate compliance with applicable emission limitations. Federal continuous monitoring requirements have recently been promulgated.

     Risk Management Plan regulations will require that any non-exempted facility that processes or stores a threshold amount of a regulated substance prepare and implement a risk management plan to detect, prevent and minimize accidental releases. Undertaking an offsite hazard assessment, preparing a response plan and dialogue with the local community are the primary components of the program.

     Additionally, the Amendments imposed new specifications for motor vehicle fuels that significantly impact petroleum refining and marketing operations. In nine urban areas with the highest ozone levels, reformulated gasoline (RFG) containing oxygenates and lower levels of benzene, and having lower levels of volatility was introduced beginning January 1995. The emission reduction requirements came into effect in 1998, with further requirements scheduled for 2000. BP Amoco manufactures and markets fuels in some of these nine areas, as well as in other areas that chose to join the RFG program.

     Since 1992, gasoline sold during the winter in approximately 40 metropolitan areas with high carbon monoxide levels must have higher levels of oxygenates such as methyl-tertiary-butyl-ether (MTBE) and ethanol. BP Amoco is providing such oxygenated fuels in a number of US markets. Seven metropolitan areas have been able to achieve compliance with carbon monoxide standards and terminate their oxygenated fuels programs.

     Beginning 1993, the Amendments limited highway diesel fuel sulfur content to 0.05%. BP Amoco has been producing this fuel in many of its US markets. The Amendments also require service stations located in certain ozone non-attainment areas to install equipment to capture gasoline vapors released during refuelling.

     The Amendments also require installation of 'maximum achievable control technology' (MACT) over a ten-year period at certain types of industry facilities that release certain specified toxic chemicals. Additional controls could be required if the US Environmental Protection Agency (EPA) determines that an unacceptable residual risk remains after installation of MACT. The EPA has finalized MACT control requirements for certain categories of chemical plants, refineries, gasoline marketing terminals and marine terminals. Additional regulations on some sources in petroleum refineries were proposed in 1998. These are expected to be finalized in 1999 with compliance required in 2002.

     The Clean Water Act regulates the discharge of wastewater and other pollutants into US waters. Facilities are required to obtain permits for most discharges and implement operational controls and preventative measures. Requirements under the Clean Water Act have become more stringent in recent years, including coverage of storm and surface water discharges at many facilities. The trustee agencies for the Clean Water Act and the Endangered Species Act formalized agreements linking those statutes with the potential to limit access because of habitat concerns to certain areas with development potential. During 1995 a final federal rule was issued regarding protection of the Great Lakes watershed which will have local and national impacts on water protection requirements. During 1998, individual states in the Great Lakes watershed were working on regulations implementing the federal rule.

     The Oil Pollution Act of 1990 (the Oil Pollution Act) significantly increased oil spill prevention requirements, spill response planning obligations and spill liability for vessels, offshore facilities (such as platforms) and onshore terminals. To provide compensation for oil spill response where the spiller is unable to do so, the Oil Pollution Act created a $1 billion fund, funded by a tax on imported and domestic oil.

     The Oil Pollution Act also requires double hulls on all new tankers operating in US waters and double hulls installed on existing tankers on a phased schedule between the years 1995 to 2015. Major oil shippers and handling facilities are expected to be most affected by the expanded technical and operational requirements for tankers under the Oil Pollution Act. Regulations require businesses covered by this Act to carry specified levels of insurance or other documentation of financial responsibility and maintain facility response plans that, among other things, identify and prepare for worst case spill scenarios. Facilities must also conduct emergency response programs in coordination with area and national response plans.

     BP Amoco has set performance objectives to enhance emergency preparedness and crisis management at all facilities, and to promote compliance with all related legislation such as the Oil Pollution Act. These objectives are designed to be met through appropriate assessment, planning, training and routine exercises, and by the provision or identification of sufficient human and physical resources.

     The Resource Conservation and Recovery Act (RCRA) regulates the storage, handling, treatment and disposal of hazardous and non-hazardous wastes. It also requires the investigation and remediation of locations where such wastes have been previously handled or disposed of. RCRA requirements have become increasingly stringent in recent years. BP Amoco facilities generate a number of wastes regulated by RCRA and have units that have been used for the storage, handling or disposal of RCRA wastes.

     The Prince William Sound port-specific vessel escort plan required by regulations that became effective late in 1994, was updated during 1995, including operational requirements such as enhanced tanker steering capabilities, rudder failure response procedures, and reduced speed in the Valdez Narrows, plus directives on communications and training.

     Under the Comprehensive Environmental Response, Compensation, and Liability Act (also known as CERCLA or Superfund), waste generators, site owners, facility operators and certain other parties may be liable for the entire cost of addressing sites contaminated by spills or waste disposal. Additionally, most states have laws similar to CERCLA.

     BP Amoco has been identified as a Potentially Responsible Party (PRP) under CERCLA and similar state statutes at approximately 390 sites. A PRP has a joint and several liability for site remediation costs and so BP Amoco may be required to assume the cost share attributed to insolvent, unidentified or other parties. BP Amoco is the PRP identified as having the most significant exposure for remediation costs at 27 of these sites. For the remaining sites the number of PRPs ranges generally from 20 to 200, and BP Amoco expects its share of remediation costs in respect of these sites to be small. BP Amoco has estimated its potential exposure at all sites where it has been identified as a PRP and has accrued provisions accordingly. BP Amoco does not anticipate that its ultimate liability at these sites individually, or in aggregate, will be significant. The Group is also subject to claims made for natural resource damage under several federal and state laws.

     Other relevant legislation includes the Toxic Substances Control Act which, among other things, regulates the development, testing, import, export and introduction of new chemical products into commerce; the Occupational Safety and Health Act which, among other things, imposes workplace safety and health, training and process standards to reduce the risks of chemical exposure and injury to employees; and the Emergency Planning and Community Right-to-Know Act which requires emergency planning and spill notification as well as public disclosure of chemical usage and emissions. The Occupational Safety and Health Administration's Process Safety Management (PSM) rule formalizes the procedures used in operating and maintaining a covered facility and also in conducting formal documented hazard reviews of all covered processes.

UNITED KINGDOM AND EUROPEAN UNION

     Part 1 of the UK Environmental Protection Act 1990 introduced the concept of Integrated Pollution Control (IPC) of pollution to air, water and land by requiring each prescribed process (including petroleum and gasification processes) to be authorized. The controls apply to new processes in England and Wales from April 1, 1991 and in Scotland from April 1, 1992. The standard to be achieved by each process is the Best Available Techniques Not Entailing Excessive Cost (BATNEEC). Existing petroleum and gasification processes were required to have applied for an IPC authorization by June 30, 1992. These processes were to be upgraded to the BATNEEC standard at the earliest opportunity and generally for petroleum and gasification processes by April 1, 1998. BP Amoco has registered all sites affected by the IPC legislation and is carrying out monitoring and upgrading of processes as required. Onshore oil production facilities are covered by separate guidance notes issued in November 1995. BP Amoco has IPC authorizations for its onshore production facilities which effectively equate to BATNEEC compliance. Where they do not, the authorization includes an agreed improvement program which BP Amoco is working towards with its Environment Agency IPC Inspector.

     A European Commission directive for a similar system of Integrated Pollution Prevention and Control (IPPC) is based on a combined approach of Best Available Technology and Environmental Quality Standards. This encompasses, among other things, most activities and processes undertaken by the oil industry within the European Union. The European Commission has stated that it hopes that all processes to which it applies will be licensed by July 2005. When implemented, this directive will replace the IPC regulation in the UK.

     The European Union Large Combustion Plant Directive sets emission limit values for sulfur dioxide, nitrogen oxides and particulates from large combustion plants; it also requires phased reductions in emissions from existing large combustion plants. Implementation by Member States was required by June 1990. In the UK, it has been given effect through the authorization mechanism in
Part 1 of the Environmental Protection Act 1990. Large combustion plants required an IPC application to be made by April 30, 1991. Upgrading to the BATNEEC standard is required at the earliest opportunity, at the latest by April 1, 2001. The European Commission has considered proposals to impose emission limit values on small combustion plants. A revised Large Combustion Plant Directive was proposed by the Commission in 1998 to be considered by the Council and Parliament during 1999-2000.

     As part of its overall program to combat air pollution, the European Union has set stringent emission limits for new cars and commercial vehicles which are being implemented in stages. From October 1994, the sulfur content of diesel fuel was limited to 0.2% and from October 1996 the limit was further reduced to 0.05%. Heating oils were initially limited to 0.2% with further reductions subject to review. Additional controls on heating and marine gas oils are also anticipated. The UK Environmental Protection Act may also impose new investigation and remediation obligations on the Group's UK facilities upon the adoption of implementing regulations.

     In June 1996, the Commission proposed emission limits for cars to apply from year 2000, together with specifications for gasoline and diesel fuel to apply from that date. During 1997, the Commission followed this with proposed emission limits for light and heavy commercial vehicles, also based on the Auto/Oil Program conclusions. These proposals are now with the Council of Ministers and the European Parliament. In December 1998, the Council reached agreement on a common position to set more stringent truck and bus emission limits in 2000, 2005 and 2008. The Commission is also undertaking a second Auto/Oil Program to agree further changes to fuels and cars after 2005.

     As part of its overall approach to improving air quality, in 1997 the Commission proposed its Acidification Strategy, and followed this with its proposal for a strategy to combat tropospheric ozone. The Ozone Strategy was adopted in 1998. Four air quality targets have been adopted as Commission Directives, two more have been proposed and more are expected in 1999. Upon adoption by the Council, these targets will be the reference point for further environmental controls of industrial installations.

     As part of a package to stabilize carbon dioxide (CO(2)) emissions at 1990 levels by the year 2000, the European Commission proposed a combined CO(2)/energy tax. In March 1997, the Commission adopted an energy tax proposal that is intended to be fiscally neutral when applied by Member States. Formally, the proposal replaces the CO(2)/energy tax proposal that was blocked in Council but has as its main objective to provide a harmonized framework for national excise taxes, and to allow Member States greater flexibility to offer tax incentives based on environmental criteria, whilst avoiding barriers to trade within the Single Market.

     Europe is also taking action on volatile organic compounds (VOCs). In late 1994, the European Union adopted Stage 1 VOC controls which requires a 90% cut in emissions over ten years from petrol transport and storage. In November 1996, the Commission proposed a directive on control of emissions of organic solvents from the solvent-using industry which has the goal of combating low-level ozone by setting emission limits and, as an alternative, targets to be met by national plans. Existing installations would be required to reach compliance by 2007
(VOC). This proposal was adopted as a directive during 1998.

     The European Union enacted the Major Hazards (Seveso) Directive (the Seveso Directive) in 1982. The intention of this legislation is to identify industrial sites which have the potential to suffer a major accident which would impact on the neighboring population. Such sites are defined by the hazards that exist on them, in some cases by the process in operation, but mainly by exceeding the defined threshold quantities of various categories of 'dangerous substances' in storage or use on the premises. It is the responsibility of the site to evaluate their hazards. Those which fall into the category of a major hazard site must produce a safety case which contains the evaluation of the hazards, an assessment of the consequences of the most serious credible incidents which can occur, and a description of the emergency plan which they have in place to deal with them. The safety case must be submitted to the national regulator, who acts on behalf of the local authority. The site is also expected to communicate the relevant aspects of its emergency plan to the local community. All BP Amoco sites in Europe are in compliance with the Seveso Directive as has been enacted in each specific country. The European Union has now adopted a revised Seveso Directive known as the Control of Major Accident Hazards Regulation, which came into force in February 1999. Detailed guidance on the changes is still awaited.

     The UK Offshore Safety Act 1992 came into force on March 6, 1992. Detailed implementation is through regulations made under existing health and safety legislation enforced by the UK Health and Safety Executive. The Offshore Installations (Safety Case) Regulations 1992 came into force in May 1993. BP Amoco submitted all safety cases by the required date of November 1993. This included 22 operational safety cases, all of which have been accepted, and two design safety cases on new installations. As part of the safety case, BP Amoco was required to justify continued operation and outline remedial measures identified as part of the risk assessment completed. Work on these remedial works was completed by the November 1995 deadline.

MANAGEMENT OF HEALTH, SAFETY AND ENVIRONMENTAL ISSUES

     The Group's world-wide HSE policy is developed within a framework set by BP Amoco p.l.c.'s board of directors. The policy is implemented through targets in the corporate and business performance contracts and programs ranging from pollution prevention through safety management and product stewardship. Each part of the BP Amoco Group reviews its own performance and an assurance report is presented annually to the Group Chief Executive. The Ethics and Environment Assurance Committee of the board of directors, comprising five non-executive directors, reviews policies and processes which bear upon the Group's health, safety and environmental relationships.

                  ADDITIONAL FACTORS WHICH MAY AFFECT BUSINESS

     In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP Amoco is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of BP Amoco and certain of the plans and objectives of BP Amoco with respect to these items. In particular, among other statements, certain statements in Item 1 -- Description of Business and Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations with regard to management aims and objectives, planned expansion, investment or other projects, expected or targeted production volume, capacity or rate, the date or period in which production is scheduled or expected to come on stream or a project or action is scheduled or expected to be completed, and the statements in Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations with regard to trends in results of operations, margins, overall market trends, risk management and exchange rates are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. In addition to factors set forth elsewhere in this report, the following are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

     There is strong competition, both within the oil industry and with other industries, in supplying the fuel needs of commerce, industry and the home. The oil industry is also particularly subject to regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and decommissioning of a field (including restrictions on production) and, possibly, nationalization, expropriation or cancellation of contract rights. The oil industry is also subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities.

     Exploration and production require high levels of investment and have particular economic risks and opportunities. They are subject to natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field.

     Oil prices are subject to international supply and demand. Political developments (especially in the Middle East) and the outcome of meetings of OPEC can particularly affect world oil supply and oil prices. The refining industry is suffering from severe oversupply. Crude oil prices are generally set in dollars while sales of refined products may be in a variety of currencies. Fluctuation in exchange rates can therefore give rise to foreign exchange exposures.

     Sectors of the chemicals industry are also subject to fluctuations in supply and demand within the chemicals market, with consequent effect on prices and profitability, and to governmental regulation and intervention in such matters as safety and environmental controls.

ITEM 2 -- DESCRIPTION OF PROPERTY

     BP Amoco has freehold and leasehold interests in real estate in numerous countries throughout the world, but no one individual property is significant to the Group as a whole. See Item 1 -- Description of Business for a description of the Group's reserves and sources of crude oil and natural gas.

ITEM 3 -- LEGAL PROCEEDINGS

     Save as disclosed in the following paragraph, no member of the Group is a party to, and no property of a member of the Group is subject to, any pending legal proceedings which are significant to the Group.

     Approximately 200 lawsuits were filed in State and Federal Courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon, Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the seven oil companies which own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP Amoco owns a 50% interest in Alyeska through a subsidiary of BP America Inc. Alyeska and its owners have settled all of the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages which it has incurred. If any claims are asserted by Exxon which affect Alyeska and its owners, BP Amoco would defend the claims vigorously.

     The Internal Revenue Service (IRS) has challenged the application of certain foreign income taxes as credits against BP Amoco Corporation's US taxes that otherwise would have been payable for the years 1980 to 1992. On June 18, 1992, the IRS issued a statutory Notice of Deficiency for additional taxes in the amount of $466 million, plus interest, relating to 1980 to 1982. BP Amoco filed a petition in the US Tax Court contesting the IRS statutory Notice of Deficiency. Trial on the matter was held in April 1995, and a decision was rendered by the US Tax Court in March 1996, in BP Amoco's favour. The IRS has appealed the Tax Court's decision to the US Court of Appeals for the Seventh Circuit and on March 11, 1998, the Seventh Circuit affirmed the Tax Court's prior decision. A comparable adjustment of foreign tax credits for each year has been proposed for the years 1983 to 1992 based upon subsequent IRS audits. BP Amoco Corporation believes that the foreign income taxes have been reflected properly in its US federal tax returns. Consequently, this dispute is not expected to have a material adverse effect on liquidity, results of operations, or the financial position of the Group.

     In February 1998, a jury in a Texas state court awarded compensatory and punitive damages in the aggregate amount of $115 million to former employees of a steel company. The plaintiffs had alleged that they suffered injuries following their use of products containing asbestos, sold during 1965 to 1983 by Carborundum, a former subsidiary of BP America. These proceedings have now been settled between the parties on the basis of an annulment of the court judgement. Other such claims will be defended vigorously.

     In 1994, BP Amoco agreed a $1.4-billion settlement with the State of Alaska in respect of disputed taxes for 1978-91. The settlement was reduced by federal tax offsets and did not affect the results of operations, since adequate provisions had already been made. The effects were a net cash payment of $575 million in 1994, a net receipt of $360 million in 1995 and a net payment of $300 million in 1996.

ITEM 4 -- CONTROL OF REGISTRANT

     The following table sets forth certain shareholding information as of March 29, 1999, concerning the directors and the secretary of BP Amoco p.l.c.

Title of class         Identity of person or group      Number owned       Percent of class
--------------         ---------------------------      ------------       ----------------
Ordinary Shares of    Directors and the
50 cents each           secretary of BP Amoco p.l.c.    2,490,119(a)    less than 1/10th of 1%

------------

(a) Includes 1,034,956 Ordinary Shares held by directors in the form of ADSs.

     There are no interests of more than 10% of the Company's Ordinary Shares, other than Morgan Guaranty Trust Company of New York as Depositary for the ADRs evidencing the ADSs. See Item 5 -- Nature of Trading Market.

ITEM 5 -- NATURE OF TRADING MARKET

     The primary market for the Company's Ordinary Shares is the London Stock Exchange. The Company's Ordinary Shares are a constituent element of the Financial Times Stock Exchange 100 Index. The Company's Ordinary Shares are also traded on stock exchanges in France, Germany, Japan and Switzerland.

     Trading of BP Amoco's shares on the LSE is primarily through the use of the Stock Exchange Electronic Trading Service (SETS), introduced in 1997 for the largest companies in terms of market capitalization whose primary listing is the LSE. Under SETS, buy and sell orders at specific prices may be sent to the exchange electronically by any firm which is a member of the LSE, on behalf of a client or on behalf of itself acting as a principal. The orders are then anonymously displayed in the order book. When there is a match on a 'buy' and a 'sell' order, the trade is executed and automatically reported to the LSE. Trading is continuous from 9:00 a.m. to 4:30 p.m. UK time, but in the event of a 10% movement in the share price either way the LSE may impose a temporary halt in the trading of that company's shares in the order book, to allow the market to re-establish equilibrium. Dealings in the Company's Ordinary Shares may also take place between an investor and a market-maker, via a member firm, outside the electronic order book.

     In the United States the Company's securities are traded in the form of American Depositary Shares (ADSs), for which Morgan Guaranty Trust Company of New York is the depositary (the 'Depositary') and transfer agent. Each ADS represents six Ordinary Shares. ADSs are listed on the New York Stock Exchange, and are also traded on the Chicago, Pacific and Toronto Stock Exchanges.

     The Ordinary Shares represented by ADSs issued pursuant to the merger between BP and Amoco were issued in bearer form at the time of the merger. As at March 29, 1999, 3,182,944,491 Ordinary Shares in bearer form are held by the Depositary in London, with 89,127,309 Ordinary Shares being held by Boston Equiserve Limited, as exchange agent on behalf of Amoco shareholders that have yet to exchange their Amoco shares for BP Amoco ADSs.

     The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares of The British Petroleum Company p.l.c. for 1997 and 1998, and of BP Amoco p.l.c. for 1999. These are derived from the Daily Official List of the LSE, and the highest and lowest sales prices of ADSs as reported on the New York Stock Exchange composite tape.

                                                                                     American
                                                                                    Depositary
                                                              Ordinary Shares       Shares (a)
                                                              ----------------    --------------
                                                                High       Low     High      Low
                                                              ------    ------    -----    -----
                                                                  (Pence)           (Dollars)
1997:   First quarter.....................................      748       663        73 1/2    64 7/8
        Second quarter....................................      759       670        75 3/8    65 11/16
        Third quarter.....................................      956       756        93       74 5/8
        Fourth quarter....................................      939       797        91 7/8    79
1998:   First quarter.....................................      934       746        96       73 3/4
        Second quarter....................................      968       833        97 5/16    82 7/8
        Third quarter.....................................      910       737        91 3/4    73
        Fourth quarter....................................      957       815        95 3/8    81 7/16
1999:   First quarter (through March 29)..................    1,077       822       105       81 1/8

------------

(a) With effect from June 6, 1997, the Company split existing ADSs on a two-for-one basis so that an ADS is now equivalent to six Ordinary Shares.

     Market prices for the Ordinary Shares on the LSE and in after-hours trading off the LSE, in each case while the New York Stock Exchange is open, and the market prices for ADSs on the New York Stock Exchange and other North American stock exchanges, are closely related due to arbitrage among the various markets, although differences may exist from time to time due to various factors including UK stamp duty reserve tax. Trading in ADSs began on the LSE on August 3, 1987.

     On March 29, 1999, 544,861,253 ADSs (equivalent to 3,269,167,518 Ordinary
Shares or some 33.6% of the total) were outstanding and were held by approximately 107,000 ADR holders. Of these, about 105,000 had registered addresses in the USA at that date.

     On March 29, 1999, there were approximately 366,000 holders of record of Ordinary Shares. Of these holders, around 1,170 had registered addresses in the United States and held a total of some 1,670,000 Ordinary Shares. In addition, certain accounts of record with registered addresses other than in the United States hold Ordinary Shares, in whole or in part, beneficially for United States persons.

ITEM 6 -- EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are currently no UK foreign exchange controls or restrictions on remittances of dividends on the Ordinary Shares or on the conduct of the Company's operations.

     There are no limitations, either under the laws of the UK or under the Articles of Association of BP Amoco p.l.c., restricting the right of non-resident or foreign owners to hold or vote Ordinary or Preference Shares in the Company.

ITEM 7 -- TAXATION

     The following summary of the principal UK and certain US tax consequences of ownership of ADSs or Ordinary Shares is based in part on representations of Morgan Guaranty Trust Company of New York as Depositary for the ADRs evidencing the ADSs and assumes that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADRs and any related agreement will be performed in accordance with its terms.

     Beneficial owners of ADSs who are resident in the USA are treated as the owners of the underlying Ordinary Shares for the purposes of the income tax convention between the USA and the UK (the Convention) and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code). Unless otherwise stated, references to 'shareholders' or 'shareholder' below are to persons who are the beneficial owners of the underlying Ordinary Shares. It should be noted that the UK Inland Revenue is currently negotiating with the US Internal Revenue Service about updating and revising the Convention.

UK TAXATION OF DIVIDENDS

POSITION FOR DIVIDENDS PAID BEFORE APRIL 6, 1999

     BP Amoco p.l.c. is required, when paying a cash dividend, to account to the UK Inland Revenue for a payment of advance corporation tax (ACT). The current rate of ACT is 1/4 of the net dividend (equivalent to 20% of the combined dividend and ACT).

     Under current UK law, an individual shareholder resident in the UK for UK income tax purposes is treated as having taxable income equal to the sum of any dividend paid plus a tax credit equal to 1/4 of the amount of the net dividend. The tax credit is available to be set against the individual's tax liability on the dividend, and may in appropriate cases be refunded. A UK resident corporate shareholder will not generally be liable to UK corporation tax on any dividend received.

     Under the Convention, a beneficial owner of the Company's shares who for the purposes of the Convention is a resident of the USA and is not a resident of the UK (a US Holder) and whose holding of the Company's shares is not effectively connected with (i) a permanent establishment in the UK through which the US Holder carries on a business in the UK, or (ii) a fixed base from which the US Holder performs independent personal services in the UK, will generally be entitled to receive from the UK Inland Revenue, in addition to any dividend paid by the Company, an amount equal to the tax credit available to individual shareholders resident in the UK in respect of such dividend, less a withholding tax equal to 15% of the aggregate of such tax credit and such dividend (the Refund).

     For example, a dividend of $8.00 will entitle such a US Holder to receive a Refund of $0.50 (a tax credit of $2.00, less a withholding of $1.50), giving a total net receipt, after UK taxes but before US taxes, of $8.50.

     Special rules may apply under certain circumstances if the US Holder (a) is exempt from tax in the USA on dividends paid by the Company, or (b) is an investment or holding company, 25% of the capital of which is held directly or indirectly by one or more persons who are not individual residents or nationals of the USA and (i) which has imposed on it by the USA, in respect of the dividend, a tax substantially less than the tax generally imposed by the USA on corporate profits, or (ii) which receives more than 80% of its gross income from sources outside the USA as determined in accordance with the Convention. Special rules apply to a US Holder who owns 10% or more of the Ordinary Shares and to US corporate shareholders which directly or indirectly control, alone or with one or more associated corporations, at least 10% of the voting power of the Company or are residents of the UK.

     Arrangements exist with the UK Inland Revenue under which a holder of ADRs resident in the USA that is (i) a US corporation whose business is not managed and controlled in the UK, (ii) an individual resident in the USA and not resident in the UK, or (iii) a trust or estate, all the beneficiaries of which are resident in the USA, will receive payment of the Refund to which such holder is entitled, together with payment of the associated cash dividend, provided that the holder is not subject to the special rules described in the preceding paragraph, completes the declaration on the reverse of the dividend check and presents the check for payment within three months from its date of issue. The holder must declare, among other things, that he is neither engaged in business nor performing independent personal services through a permanent establishment or fixed base in the UK. These arrangements can be terminated without notice by the UK Inland Revenue.

     A US Holder who does not receive the Refund to which such US Holder is entitled must, in order to obtain payment, file in the manner and at the time described in Revenue Procedure 80-18, 1980-1 C.B. 623 (as amended by Revenue Procedure 90-61, 1990-2 C.B. 657) and Revenue Procedure 81-58, 1981-2 C.B. 678,
a claim for payment identifying the dividends with respect to which the ACT was paid. The first claim by such a US Holder for a payment is made by sending the appropriate UK tax form in duplicate to the Director of the Internal Revenue Service Center with which the US Holder's last Federal income tax return was filed. Forms may be obtained from the IRS Assistant Commissioner (International), 950 L'Enfant Plaza South, S.W., Washington, D.C. 20024. If the US Holder qualifies as a US resident, the Internal Revenue Service (IRS) will certify the form to that effect and forward it to the UK tax authorities. Claims must be made within six years of the end of the UK year of assessment (generally the 12-month period ending April 5 in each year) in which the related dividend was paid. As a claim is not considered made until the UK tax authorities receive the appropriate form from the IRS, forms should be sent to the IRS well before the end of the applicable limitation period. Any Refund claim by a US Holder after the first claim should be filed directly with the Financial Intermediaries and Claims Office (International), FitzRoy House, PO Box 46, Nottingham, NG2 1BD, England.

     Legislation exists in the UK which, if brought into effect, could withdraw the entitlement of a US corporation to a Refund if it or an associated company has a qualifying presence (as defined) in a State which operates a unitary system of corporate taxation. The legislation, as currently drafted, will only apply to US corporations which either alone or together with one or more associated corporations control, directly or indirectly, at least 10% of the voting stock of the Company. The likelihood of this legislation being brought into effect, its effective date (and whether retrospective or not) and its precise form cannot be predicted.

     Dividends (including amounts in respect of the tax credit and any amounts withheld) must be included in gross income by a shareholder subject to US taxation and will generally be treated as foreign source 'passive income' or, in the case of certain US holders, 'financial services income' for Federal income tax purposes. Such dividends will generally not be eligible for the dividends received deduction allowed to US corporations. Subject to certain limitations, the applicable UK withholding tax will be treated as a foreign tax eligible for credit against such shareholder's US Federal income tax.

     Whether shareholders who reside in countries other than the USA are entitled to the tax credit in respect of dividends on such shares depends in general upon the provisions of such conventions or agreements as may exist between such countries and the UK. In addition to that with the USA, conventions or agreements presently exist between the UK and, among other countries, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden and Switzerland.

POSITION FOR DIVIDENDS PAID ON OR AFTER APRIL 6, 1999

     The Finance (No 2) Act 1997 introduced new legislation which will significantly alter the tax treatment of dividends paid on or after April 6, 1999. As from that date the tax credit for an individual shareholder resident in the UK will be reduced to 1/9 (or 10% of the net dividend plus the tax credit) of the amount of the net dividend. This tax credit will continue to be available to set against the individual's tax liability on the dividend, but will no longer be refundable to the individual.

     For a US Holder as defined above this amendment will have the effect of reducing the Refund available under the Convention to nil, since the amount of the withholding tax (at 15%) will exceed the 10% tax credit available to individual shareholders resident in the UK. Following the example given above, a dividend of $8.00 will result in a net receipt after UK tax but before US tax of $8.00, rather than $8.50 (the withholding tax will not reduce the dividend below the net dividend of $8.00).

     The Finance Act 1998 also abolished the requirement for UK companies to pay ACT on cash dividends as from April 1, 1999. This will not affect the tax treatment of dividends described above.

SHARE DIVIDEND CHOICE FOR BP AMOCO ADR HOLDERS

     ADR holders electing to receive ADSs instead of a cash dividend (see Item 8 -- Selected Financial Data -- Dividends) will not be entitled to any Refund from the UK Inland Revenue, nor will the 15% withholding tax apply, with respect to such dividends.

     For US tax purposes the receipt of additional ADSs will be treated as a dividend distribution. An ADR holder who is subject to US taxation will generally be treated as having received gross income equal to the fair market value of the ADSs (or fraction thereof) on the date of the share distribution in London (with no reduction for the stamp duty reserve tax referred to below). The US resident ADR holder will receive a tax basis in the ADSs equal to such fair market value. Corporations will not be entitled to a dividends received deduction on receipt of a share dividend.

FOREIGN INCOME DIVIDENDS

     The Finance Act 1994 introduced new legislation under which companies are able on or after July 1, 1994 to elect to pay a 'foreign income dividend' with special tax treatment. ACT would be payable by the Company on such a dividend, but surplus ACT not creditable against mainstream corporation tax liabilities may be repayable to the Company later, based on the extent to which the dividend was shown to have been paid out of sufficiently taxed foreign source profits. Shareholders would obtain no tax credit. However, they would be treated for UK tax purposes as having received income which had suffered tax at 20%. No Refund would be available to US Holders in respect of any such dividends. BP Amoco has not elected to pay a foreign income dividend.

     The Finance (No. 2) Act 1997 repeals the foreign income dividend legislation with effect from April 6, 1999.

UK TAXATION OF CAPITAL GAINS

     A US Holder will be liable to UK tax on capital gains realized on the sale or other disposition of Ordinary Shares only if the US Holder is resident (or, in the case of an individual, ordinarily resident) for UK tax purposes in the UK or if he carries on a trade, profession or vocation in the UK through a permanent establishment and the Ordinary Shares are (i) used for the purposes of the trade, profession or vocation, or (ii) used, held or acquired for the purposes of the permanent establishment.

     The liability to UK capital gains tax for US holders of ADRs is the same as that for a US holder of Ordinary Shares, except that a US holder of ADRs who is resident but not domiciled in the UK will not be taxed on gains realized on the sale or other disposition of ADSs if the proceeds are not remitted to the UK.

UK INHERITANCE TAX

     UK capital transfer tax was restructured and renamed 'inheritance tax' in 1986. The US-UK double taxation convention relating to estate and gift taxes (the Estate Tax Convention) applies to inheritance tax. ADRs held by an individual who is domiciled for the purposes of the Estate Tax Convention in the USA and is not for the purposes of the Estate Tax Convention a national of the UK will not be subject to inheritance tax on death or on transfer during the individual's lifetime unless, among other things, the ADSs are part of the business property of a permanent establishment situated in the UK or pertain to a fixed base situated in the UK used for the performance of independent personal services. In the exceptional case where ADSs are subject both to inheritance tax and to US Federal gift or estate tax, the Estate Tax Convention generally provides for tax paid in the UK to be credited against tax payable in the USA or for tax paid in the USA to be credited against tax payable in the UK based on priority rules set forth in the Estate Tax Convention.

UK STAMP DUTY AND STAMP DUTY RESERVE TAX

     The statements below relate to what is understood to be the current practice of the UK Inland Revenue under existing law.

     Provided that the instrument of transfer is not executed in the UK and remains at all times outside the UK, and the transfer does not relate to any matter or thing done or to be done in the UK, no UK stamp duty is payable on the acquisition or transfer of ADSs. Neither will an agreement to transfer ADSs in the form of ADRs give rise to a liability to stamp duty reserve tax.

     Purchases of Ordinary Shares, as opposed to ADSs, through the CREST system of paperless share transfers will be subject to stamp duty reserve tax at a rate of 0.5%. The charge will arise as soon as there is an agreement for the transfer of the shares (or, in the case of a conditional agreement, when the condition is fulfilled). The stamp duty reserve tax will apply to agreements to transfer Ordinary Shares even if the agreement is made outside the UK between two non-residents. Purchases of Ordinary Shares outside the CREST system are subject either to stamp duty at a rate of 50 pence per L100 (or part), or stamp duty reserve tax at 0.5%. Stamp duty and stamp duty reserve tax are generally the liability of the purchaser. A subsequent transfer of Ordinary Shares to the Depositary's nominee will give rise to further stamp duty at the rate of L1.50 per L100 (or part) or stamp duty reserve tax at the rate of 1.5% of the value of the Ordinary Shares at the time of the transfer.

     A transfer of the underlying Ordinary Shares to an ADR holder upon cancellation of the ADSs without transfer of beneficial ownership will give rise to UK stamp duty at the rate of 50 pence per transfer (which is increased to L5 in the 1999 UK budget).

     An ADR holder electing to receive ADSs instead of a cash dividend will be responsible for the stamp duty reserve tax due on issue of shares to the Depositary's nominee and calculated at the rate of 1.5% on the issue price of the shares. Current UK Inland Revenue practice is to calculate the issue price by reference to the total cash receipt (i.e. cash dividend plus the Refund if any) to which a US Holder would have been entitled had the election to receive ADSs instead of a cash dividend not been made. ADR holders electing to receive ADSs instead of the cash dividend authorize the Depositary to sell sufficient shares to cover this liability.

ITEM 8 -- SELECTED FINANCIAL DATA

                        SUMMARIZED FINANCIAL INFORMATION

     The information shown below for 1998, 1997 and 1996 has been extracted or derived from the audited financial statements of the BP Amoco Group presented elsewhere herein. The unaudited pro forma financial information for 1995 and 1994 has been derived by combining historical financial information for BP and Amoco (after adjusting onto a UK GAAP basis). In presenting this information the merger is assumed to have occurred on January 1, 1994. See Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                        Years ended December 31,
                                           ---------------------------------------------------
                                              1998       1997       1996       1995       1994
                                           -------    -------    -------    -------    -------
                                                  ($ million except per share amounts)
UK GAAP
INCOME STATEMENT DATA
Turnover.................................   83,732    108,564    102,064     84,216     76,809
Less: Joint ventures.....................  (15,428)   (16,804)        --         --         --
                                           -------    -------    -------    -------    -------
Group turnover...........................   68,304     91,760    102,064     84,216     76,809
Total replacement cost operating profit
  (a)....................................    6,437     10,583     10,544      8,170      7,004
Replacement cost profit before
  exceptional items (b)..................    3,999      6,649      6,696      4,962      3,945
Profit for the year......................    3,260      6,030      7,241      3,602      4,352
Per Ordinary Share:
  Profit for the year:
     Basic...............................   $ 0.34      $0.63      $0.76      $0.38      $0.46
     Diluted.............................   $ 0.34      $0.63      $0.75      $0.38      $0.46
Dividends (c)............................   $0.395      $0.36      $0.31      $0.27      $0.21
BALANCE SHEET DATA
Total assets.............................   84,500     85,947     88,315     81,165     78,679
BP Amoco Shareholders' interest..........   41,786     41,748     41,019     35,851     34,255
Finance debt due after more than one
  year...................................   10,918     10,021     10,088     11,375     13,284
Debt to borrowed and invested capital
  (d)....................................      20%        19%        20%        24%        28%
OTHER DATA
Per Ordinary Share:
  Replacement cost profit before
     exceptional items...................   $ 0.42      $0.69      $0.70      $0.52      $0.42
Net cash inflow from operating activities
  (e)....................................    9,586     15,558     13,679     12,682     11,877
Net cash outflow from capital expenditure
  acquisitions and disposals.............    6,520     10,056      8,056      7,183      4,629
US GAAP
INCOME STATEMENT DATA
Revenues.................................   68,304     91,760    102,064     84,216     76,809
Profit for the year......................    2,826      5,686      6,795      3,991      4,050
Comprehensive income.....................    2,848      4,106      7,218      4,346      4,918
Profit per Ordinary Share (f):
  Basic..................................   $ 0.29      $0.59      $0.71      $0.42      $0.43
  Diluted................................   $ 0.29      $0.59      $0.71      $0.42      $0.43
Profit per American Depositary Share
  (f)(g):
  Basic..................................   $ 1.74      $3.54      $4.26      $2.52      $2.58
  Diluted................................   $ 1.74      $3.54      $4.26      $2.52      $2.58
BALANCE SHEET DATA
Total assets.............................   85,538     87,076     89,934     89,929     80,615
BP Amoco Shareholders' interest..........   37,334     37,504     37,259     32,475     30,413
OTHER DATA
Net cash used in investing activities....    6,861     10,151      8,311      7,160      4,594
Net cash used in financing activities....    2,161      3,449      3,239      3,723      4,102

------------

(a) Operating profit is a UK GAAP measure of trading performance. It excludes profits and losses on the sale of businesses and fixed assets and fundamental restructuring costs, interest expense and taxation.

     BP Amoco determines operating profit on a replacement cost basis, which eliminates the effect of inventory holding gains and losses. For the oil and gas industry, the price of crude oil can vary significantly from period to period; hence the value of crude oil (and products) also varies. As a consequence, the amount that would be charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation would include the effect of oil price fluctuations on oil and products inventories. BP Amoco therefore charges cost of sales with the average cost of supplies incurred during the period rather than the historical cost of supplies on a FIFO basis. For this purpose, inventories at the beginning and end of the period are valued at the average cost of supplies incurred during the period rather than at their historical cost. These valuations are made quarterly by each business unit, based on local oil and product price indices applicable to their specific inventory holdings, following a methodology that has been consistently applied by BP Amoco for many years. Operating profit on the replacement cost basis is used by BP Amoco management as the primary measure of business unit trading performance and BP Amoco management believes that this measure assists investors to assess BP Amoco's underlying trading performance from period to period.

     Replacement cost is not a US GAAP measure. The major US oil companies apply the last-in, first-out (LIFO) basis of inventory valuation. The LIFO basis is not permitted under UK GAAP. The LIFO basis eliminates the effect of price fluctuations on crude oil and product inventory except where an inventory drawdown occurs in a period. BP Amoco management believes that where inventory volumes remain constant or increase in a period, operating profit on the LIFO basis will not differ materially from operating profit on BP Amoco's replacement cost basis.

     Where an inventory drawdown occurs in a period, cost of sales on a LIFO basis will be charged with the historical cost of the inventory drawn down, whereas BP Amoco's replacement cost basis charges cost of sales at the average cost of supplies for the period. To the extent that the historical cost on the LIFO basis of the inventory drawn down is lower than the current cost of supplies in the period, operating profit on the LIFO basis will be greater than operating profit on BP Amoco's replacement cost basis. To the extent that the historical cost on the LIFO basis of the inventory drawdown is greater than the current cost of supplies in the period operating profit on the LIFO basis will be lower than operating profit on BP Amoco's replacement cost basis.

(b) Replacement cost profit before exceptional items excludes profits and losses on the sale of businesses and fixed assets and fundamental restructuring costs, which are defined by UK GAAP. This is the measure of profit used by the BP Amoco board in setting targets for and monitoring performance within BP Amoco. BP Amoco's management believes this indicator provides the most relevant and useful measure for investors because it most accurately reflects underlying trading performance.

(c) BP Amoco dividends per share represent historical dividends per share paid by BP.

(d) Finance debt due after more than one year, compared with such debt plus BP Amoco and minority shareholders' interests.

(e) The net cash inflows from operating activities are presented in accordance with the requirements of Financial Reporting Standard No. 1 (Revised 1996) issued by the UK Accounting Standards Board. For a cash flow statement prepared on a US GAAP basis see Item 18 -- Note 45 of Notes to Financial Statements.

(f) FASB Statement of Financial Accounting Standards No. 128 -- 'Earnings per Share' (SFAS 128) was adopted for the accounting period ending December 31, 1997. Amounts for prior periods have been restated as required by SFAS 128.

(g) With effect from June 6, 1997, the Company split existing ADSs on a two-for-one basis so that an ADS is now equivalent to six Ordinary Shares. Comparative figures for 1994 to 1996 inclusive have been restated accordingly.

                                   DIVIDENDS

     BP p.l.c. has paid dividends on its Ordinary Shares in each year since 1917. In 1999, there was a dividend payment in February to holders of BP p.l.c. Ordinary Shares and ADSs as at November 13, 1998. There will be further dividend payments in April, June, September and December to harmonize payment dates for former BP and Amoco shareholders. In 2000 and thereafter, dividends will be paid quarterly in March, June, September and December. Until their shares have been exchanged into the form of BP Amoco ADSs, Amoco Shareholders do not have the right to receive dividends.

     Following the merger, BP Amoco announces dividends on Ordinary Shares in US dollars and at the same time states an equivalent sterling dividend. Previously BP p.l.c. announced dividends in sterling. Foreign exchange rates may affect dividends paid. However, when setting the dividend the directors are mindful of dividend fluctuation in sterling terms.

     The following table shows dividends announced by the Company per ADS for each of the past five years, together with the Refund but before deduction of withholding taxes as described in Item 7 -- Taxation. Dividends have been translated from pounds per ADS up to and including the third quarterly dividend for 1998, and from dollars per ADS for the fourth quarterly dividend of 1998, at an exchange rate in London on the business day last preceding the day when the directors announced their intention to pay the quarterly dividends for those years.

DIVIDENDS PER AMERICAN DEPOSITARY SHARE (a)

                                                           Quarterly
                                            ----------------------------------------
                                              First     Second      Third     Fourth      Total
                                            -------    -------    -------    -------    -------
1994........................  UK pence         18.7       18.8       18.7       22.5       78.7
                              US cents         28.1       28.8       30.6       35.2      122.7
                              Can. cents       38.9       40.1       41.3       49.4      169.7
1995........................  UK pence         22.5       30.0       30.0       31.9      114.4
                              US cents         36.0       48.1       47.4       48.8      180.3
                              Can. cents       48.8       65.2       64.0       67.0      245.0
1996........................  UK pence         31.9       37.5       37.5       39.4      146.3
                              US cents         47.8       57.9       61.8       64.3      231.8
                              Can. cents       65.3       79.6       82.5       86.9      314.3
1997........................  UK pence         39.4       41.2       41.3       43.1      165.0
                              US cents         63.7       67.3       69.2       70.5      270.7
                              Can. cents       88.1       92.8       97.1      101.1      379.1
1998........................  UK pence         43.1       45.0       45.0       45.9      179.0
                              US cents         71.9       73.1       75.1       66.7      286.8
                              Can. cents      102.8      110.7      115.5      100.0      429.0

------------

(a) With effect from June 6, 1997, the Company split existing ADSs on a two-for-one basis so that an ADS is now equivalent to six Ordinary Shares. Comparative figures for 1994 to 1996 inclusive have been restated accordingly.

     The share dividend plan whereby holders of Ordinary Shares could elect to receive new shares (out of unissued share capital) instead of cash dividends at a rate equivalent to the sum of the net cash dividend and related tax credit, was withdrawn following the third quarterly 1998 dividend.

     A dividend reinvestment plan was introduced with effect from the fourth quarterly 1998 dividend, whereby holders of Ordinary Shares can elect to reinvest the net cash dividend in shares purchased on the London Stock Exchange. This plan is not available to any person resident in the USA or Canada, or in any jurisdiction outside the UK where such an offer requires compliance by the Company with any governmental or regulatory procedures or any similar formalities.

     A dividend reinvestment plan is, however, available for holders of ADSs through Morgan Guaranty Trust Company of New York.

     Future dividends of BP Amoco p.l.c. will be dependent upon future earnings, the financial condition of the Group, the Additional Factors which may affect the business of the Group set out in Item 1 -- Description of Business, and other factors.

ITEM 9 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GROUP RESULTS

                                                                      Years ended December 31,
                                                                     ---------------------------
                                                                        1998      1997      1996
HIGHLIGHTS                                                           -------   -------   -------
Total replacement cost operating profit..............  ($ million)     6,437    10,583    10,544
Replacement cost profit before exceptional items.....  ($ million)     3,999     6,649     6,696
Replacement cost profit for the year.................  ($ million)     4,651     6,969     6,069
Historical cost profit for the year..................  ($ million)     3,260     6,030     7,241
Profit per Ordinary Share (diluted)..................  (cents)            34        63        75
Dividends per Ordinary Share.........................  (cents)          39.5      36.0      31.0

     The merger between BP and Amoco became effective on December 31, 1998, resulting in the Company being owned 60% by former BP shareholders and 40% by former Amoco stock holders. In accordance with UK GAAP, the merger method of accounting has been applied in preparing the financial statements. The merger qualifies for the pooling of interests method of accounting under US GAAP.

     Under merger accounting, the results and cash flows of BP and Amoco are combined from the beginning of the financial period in which the merger occurred. The assets and liabilities of the two companies are combined at the amounts at which they were previously recorded after adjusting to achieve consistency of accounting policies. Consequently, the financial and operating information and discussion for 1998 and prior periods are presented for BP Amoco on a combined basis. The separate results of each company, on a UK GAAP basis, are shown in Item 18 -- Note 44 of Notes to Financial Statements.

     BP Amoco's operations are substantially US dollar-based. To reflect this, the reporting currency of the Group has been changed to the US dollar. Financial information for all periods presented is shown in US dollars.

     The US dollar was relatively stable against European currencies in 1998. In 1997 most currencies declined against the dollar, except for sterling which strengthened to an average of $1.64/L1 from $1.56/L1 in 1996.

     In 1998, financial performance was affected by general price deflation and erosion of margins, with a 34% fall in average oil realizations and deterioration in both the downstream and chemicals environments. Productivity improvements, cost savings and higher sales volumes partially offset this significant downturn in the operating environment.

     Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) for 1998 was $3,999 million compared with $6,649 million in 1997. In addition to exceptional items (as identified under UK GAAP) these results included net special charges of $597 million ($469 million after tax) in 1998 and $133 million ($106 million after tax) in 1997. Special items are non-recurring charges and credits reported in the period, which are not exceptional items. The special items in both years consisted principally of asset write-downs in respect of fixed asset impairments. After excluding these special items, the 1998 results were 34% lower than that of 1997. 1998 results reflect the new requirement to capitalize certain information technology expenditure of a type which had been expensed in previous years. The amount capitalized in 1998 was some $160 million. For further details of the accounting for computer software costs, see Item 18 -- Note 45 of Notes to Financial Statements. The return on average capital employed, based on replacement cost profit before exceptional items, was 9% compared to 14% in 1997.

     The historical cost profit for 1998 was $3,260 million after inventory holding losses of $1,391 million. This compared with a profit of $6,030 million after inventory holding losses of $939 million for 1997. The results for 1998 included net exceptional profits of $850 million ($652 million after tax); those of 1997 included net exceptional profits of $511 million ($320 million after tax).

     The 1997 replacement cost profit before exceptional items represented a small decrease compared with 1996. It was achieved against mixed operating conditions. Oil prices, down by a dollar per barrel compared with 1996, were compensated for to some extent by higher natural gas prices, operating improvements and higher oil production. Refining margins experienced by BP Amoco were more favorable than those of 1996 and retail margins recovered to some extent in the UK. Offsetting these effects were increasing competition in the US and Australasian retail markets and the decline of most currencies against the dollar. Higher income was achieved through improved operating performance in both refining and marketing, including the benefits of the BP/Mobil joint venture in Europe. Chemicals experienced improved volumes and some higher margins but was adversely affected by lower paraxylene margins, the strength of the dollar against the Deutschmark and Asian currency weakness in the latter part of the year. The 1996 result included net special charges of $74 million, before tax, relating to early redemption of debt.

     The historical cost profit for 1996 was $7,241 million. This included inventory holding gains of $1,172 million and net exceptional charges of $703 million ($627 million after tax and minority interests). The replacement cost profit before exceptional items was $6,696 million.

     The total dividends announced in respect of 1998 were $4,121 million, against $3,452 million in 1997. Over half of this increase was a non-recurring effect of the entitlement of former Amoco shareholders to the BP Amoco dividend in respect of the fourth quarter of 1998 in addition to the Amoco dividend announced in the fourth quarter. The Company intends to announce dividends in the future with a payout of around 50% of our estimated average earnings through the business cycle.

     Capital expenditure and acquisitions amounted to $10,362 million, 9% down on 1997. Expenditure in 1998 included the acquisition of Styrenix Kunststoffe, a plastics business in Germany. In 1997 expenditure included the acquisition of interests in A O Sidanco in Russia, Pan American Energy in Argentina and Empresa Petrolera Chaco in Bolivia. Expenditure in 1999 is likely to be around $7 billion, reflecting sharpened focus in the capital program. Exploration and Production expenditure is likely to be reduced to take into account the current low oil prices and investment projects in Asia are expected to be carried out over a longer time-frame than previously envisaged. Capital expenditure net of divestments in 1998 was $8,195 million (1997 $9,588 million).

     At the April 1998 annual general meeting, BP shareholders gave authority for the directors to repurchase up to 5% of the company's ordinary share capital for cancellation. Prior to the completion of the merger with Amoco the board resolved not to exercise this authority and this was communicated to shareholders at the extraordinary general meeting held to approve the merger. During 1998 BP completed its program to buy shares in the market to the value of $500 million to meet future obligations under employee share schemes.

     Amoco began a two-year, $2 billion stock repurchase program in 1997 which was terminated as a result of the merger. In 1998, 13.8 million shares of common stock were repurchased and cancelled at a cost of $584 million.

EXCEPTIONAL ITEMS

     Exceptional items comprise profits or losses on the sale of businesses and fixed assets, merger transaction costs and fundamental restructuring charges.

     In 1998 sales of businesses and fixed assets generated net profits before tax of $1,048 million. The principal sales were exploration and production properties in the USA and Papua New Guinea, the refinery in Lima, Ohio, the sale and leaseback of the Amoco building in Chicago, Illinois, the retail network in the Czech Republic, the Adibis fuel additives business and a speciality chemicals distribution business. Also included was the disposal by the BP/Mobil joint venture of its retail network in Belgium. Merger transaction costs of $198 million in respect of advisers' fees and expenses were incurred in 1998.

     The major elements of the net profit before tax on the sale of businesses and fixed assets in 1997 of $440 million were the sales of US exploration and production properties and an intrastate natural gas pipeline unit in Texas. The loss on sale of businesses by joint ventures relates principally to the costs of the BP/Mobil joint venture terminating base oil manufacturing operations at Llandarcy in the UK. Also in 1997, provisions of $71 million originally set up in 1995 as part of the refinery network rationalization were written back as a result of the decision to continue operating the Lavera, France, refinery.

     In 1996 the net loss of $171 million before tax resulted principally from the sale of the polystyrene foam products and Carborundum businesses, properties in the UK and USA and Canadian upstream assets. The implementation costs relating to the European downstream joint venture with Mobil charged against income in 1996 represented BP Amoco's share of severance, restructuring and rebranding in the joint venture which, together with asset write-downs and some BP-specific costs, amounted to $532 million before tax. Cash outflows relating to these costs were $122 million in 1998, $307 million in 1997 and $69 million in 1996.

BUSINESS OPERATING RESULTS

     Total replacement cost operating profit, which is arrived at before inventory holding gains and losses, interest expense, taxation and minority interests, and before exceptional items, was $6,437 million in 1998, $10,583 million in 1997 and $10,544 million in 1996. The business results which follow are presented on this basis.

EXPLORATION AND PRODUCTION

                                                                      Years ended December 31,
                                                                     ---------------------------
                                                                        1998      1997      1996
                                                                     -------   -------   -------
Total replacement cost operating profit..............  ($ million)     3,147     7,285     7,673
Results included:
  Exploration expense................................  ($ million)       921       962       997
Key statistics:
  Average prices realized by BP Amoco:
     North Sea.......................................  ($/bbl)          12.7      19.1      20.4
     Alaskan North Slope.............................  ($/bbl)          12.6      19.0      19.7
     US natural gas..................................  ($/mcf)           1.8       2.2       1.9
Crude oil production (a).............................  (mb/d)          2,049     1,930     1,903
Natural gas production (a)...........................  (mmcf/d)        5,808     5,858     5,917
Total production (a)(b)..............................  (mboe/d)        3,050     2,940     2,924

------------

(a)  Includes BP Amoco's share of associated undertakings.

(b) Expressed in thousands of barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet : 1 million barrels.

     In 1998 our upstream business performed well in a most difficult environment. Replacement cost operating profit, adjusted for net special charges, declined by 50%. The special charges of $485 million principally comprised $200 million for the write-down of the Group's investment in A O Sidanco and $121 million for the impairment of the Opon field and $93 million for the adjacent power plant in Colombia. Brent North Sea oil averaged $6.4 a barrel below the 1997 level while North American natural gas prices were some 40 cents per thousand cubic feet below the 1997 average.

     Increased production volumes, coupled with a sustained focus on costs, boosted this performance. Production grew 3.7% to 3,050 thousand barrels of oil equivalent a day (mboe/d). Production of oil, condensate and natural gas liquid increased by 6.2% to 2,049 thousand barrels a day (mb/d), while natural gas production fell 0.9% to 5,808 million standard cubic feet a day (mmcf/d) because of the decline at older UK offshore fields. This decline is expected to be offset in 1999 by a full year's production from the Eastern Trough Area Project
(ETAP).

     This production growth was supported by strong performance from our 1997 start-ups, and completion of a large number of new projects in 1998. These included ETAP, Viking Phoenix, Brown and Bruce Phase 2 in the North Sea; Schiehallion and Loyal, west of Shetland; Hugoton natural gas plant in the USA; the second phase of development of the Cusiana/Cupiagua project in Colombia; and Pedernales phase 2 in Venezuela. Start-up of these projects contributed towards the transfer of 1.38 billion barrels of oil equivalent of reserves to developed status.

     In 1998, finding and development costs averaged $4.7 a barrel of oil equivalent, within our targeted range of $4 to $5. Lifting costs averaged $3.2 a barrel of oil equivalent, compared with $3.0 in 1997.

     Exploration and Production's total replacement cost profit for 1997 of $7,285 million represented a decrease of $388 million compared with 1996. Although production was increased by 1% and higher worldwide natural gas prices contributed favourably to 1997 results, these effects were more than offset by the impact of lower oil prices which, at $19.1 per barrel, were down on average by some 6% compared with 1996.

     Crude oil production in 1997 averaged 1,930 mb/d, an increase of 27 mb/d on 1996, while natural gas production fell to 5,858 mmcf/d from 5,917 mmcf/d in 1996. The increase in oil production included a full year's production from fields in the North Sea and the Gulf of Mexico commissioned in 1996 and new or incremental production in 1997 in a number of areas. These increases compensated for normal declines in production from mature fields in areas such as Alaska and the North Sea, the effect of major maintenance shut-downs and disposals of non-core interests. The decrease in natural gas production resulted from normal declines in production in mature fields and disposals of interests, primarily in the USA. These were partially compensated for by strong natural gas sales in the UK and new production from equity-accounted entities.

     Reserve replacement in 1998 was 132% of production, with 1,339 million barrels of oil equivalent added to proved reserves. This was the fifth consecutive year in which we successfully replaced our reserves. Within this growth, natural gas reserve replacement of 244% of production exceeded oil reserve replacement of 71% of production.

     During 1998, discoveries occurred in many parts of the world. Our success in Angola continued with new finds in Kissanje, Marimba, Hungo and Dikanza in Block 15. In South America, there was a successful discovery at the Tropical-1X well on the Quiriquire block in Venezuela, in which we have a 45% stake. In Norway, the Barden well confirmed significant natural gas reserves in the Southern extension of the Ormen Lange Dome. Other substantial oil and natural gas discoveries were made off the coast of Trinidad and in Egypt, Canada and the USA.

     Capital expenditure and acquisitions decreased from $7,879 million in 1997 to $6,318 million in 1998.

     In 1999, projects coming on stream should include the Ursa, Europa and Marlin developments in the Gulf of Mexico which are on, or ahead of, schedule, and the Pascagoula natural gas liquid processing plant for deepwater production is expected to begin operations. We have also started construction of the Great Yarmouth power plant in eastern England.

REFINING AND MARKETING

                                                                      Years ended December 31,
                                                                   ------------------------------
                                                                   1998(a)     1997(a)       1996
                                                                   -------    --------    -------
Total replacement cost operating profit...........  ($ million)      2,564      2,292       1,708
Indicative industry global refining margin........  ($/bbl)            1.7        1.8         2.2
Refinery throughputs..............................  (mb/d)           2,698      2,855       2,804
Total marketing sales.............................  (mb/d)           3,137      3,083       2,924

------------

(a) Includes BP Amoco's share of the BP/Mobil joint venture.

     1998 was a year of strong performance for the downstream business. Underlying performance delivered total replacement cost operating profit of $2,564 million, an increase of 12% over 1997, with a competitive return on fixed assets of 12%. This outcome was achieved in spite of difficult trading conditions, characterized by reduced refining margins in the second half of the year and the impact of economic slowdown in our growth markets. 1998 also benefited from the capitalization of IT expenditure of $70 million which would have been expensed in earlier periods.

     Marketing volumes rose in spite of divestments across both the retail and commercial segments, with continued improvement flowing from our US and European operations. The retail business grew during the year, with volumes up 3%. The focus on growing our convenience retailing activity as one of our key strategic objectives continued. The 'Split Second' US convenience store format was rolled out in Atlanta, Georgia; Philadelphia, Pennsylvania; Chicago, Illinois; Denver, Colorado and south Florida, with high customer satisfaction ratings. Our commercial marketing activities continued to deliver strong growth in income with the drive towards customer-focused marketing solutions.

     In 1998, despite lower overall margins our refining business achieved good results. A combination of cost savings and improved operating efficiency produced a 12% improvement in total replacement cost operating profit compared with 1997.

     In 1997, Refining and Marketing's total replacement cost operating profit was $2,292 million, a year-on-year increase of 34%. The increase reflected continuing operating improvements in both refining and marketing, a good trading performance, and the benefits derived from the BP/Mobil joint venture in

Europe. The impact of the operating conditions was mixed, with better BP Amoco refining margins generally and improved retail margins in the UK, offset by an increase in competitive pressures in the US and Australasian retail markets.

     Marketing volumes in 1997 were 5% higher than in 1996, reflecting the benefits of the European joint venture with Mobil, expansion into emerging markets, and a concerted effort to improve retail facilities in established markets.

     In 1997 crude oil processing at the Pernis site in Rotterdam, the Netherlands, was terminated, and the refurbished crude unit at the Europoort site commenced operations. A review of options in respect of the Lavera refinery in France indicated that the sale or closure anticipated as part of BP's global refinery network rationalization, announced in 1995, was no longer the optimal solution and the refinery continues in operation within the BP/Mobil joint venture. In Germany, the new refining company Bayernoil, created by the merger of the RVI refinery (BP 62.5%) and ERN (Neustadt) refinery (Mobil 50%), was established on January 1, 1998.

     Capital expenditure in 1998 was $1,937 million compared with $1,824 million in 1997. The Group's capital expenditure on refinery assets, including environmental and investments in line with regulatory requirements to improve product quality, totalled $685 million in 1998 compared with $581 million in 1997. Major investment in the Grangemouth refinery in Scotland to increase middle distillate yields was completed successfully in 1998, while the program to position the Toledo, Ohio, refinery to run on cheaper heavy crudes progressed as planned towards commissioning in 1999. We also successfully completed the sale of the Lima refinery in Ohio. Capital expenditure on marketing assets was $1,252 million compared with $1,243 million in 1997.

CHEMICALS

                                                                    Years ended December 31,
                                                                  -----------------------------
                                                                     1998       1997       1996
                                                                  -------    -------    -------
Total replacement cost operating profit....  ($ million)            1,100      1,530      1,654
Chemicals production (a)...................  (thousand tonnes)     20,073     19,491     17,498

------------

(a) Includes BP Amoco's share of associated undertakings and other interests in production.

     In 1998, margins for most commodity chemicals deteriorated compared with 1997. This reflected increased industry capacity, weak demand in Europe and the financial crisis in Asia. These factors were offset to some extent by our continued focus on self-help initiatives, such as cost reduction, and by the benefits of our investment in proprietary technology.

     The total volume of product manufactured rose by 3% in the year, principally reflecting our styrenics acquisition in early 1998. As a result of all these factors total replacement cost operating profit was $1,100 million compared with $1,530 million in 1997.

     Total replacement cost operating profit for Chemicals in 1997 represented a decrease of some 7% compared with 1996. Improved volumes and higher margins for several products during 1997 were offset by a decline in paraxylene margins, the strength of sterling and a weaker Deutschmark, and Asian currency weakness in the latter part of the year.

     Chemicals production in 1997 benefited from capacity expansions brought onstream towards the end of 1996. This resulted in a year-on-year production increase of 11%.

     In 1998, divestments included the Adibis lubricants and fuel additives business and speciality chemicals distribution businesses in Europe and Australasia. During 1997 BP Amoco sold its advanced materials and phenolic resins business in the UK. In 1996, we completed the sale of our polystyrene foam products and Carborundum businesses.

     Capital expenditure and acquisitions in 1998 was $1,606 million compared with $1,145 million in 1997. During 1998 we acquired Styrenix Kunststoffe. Projects completed in 1998 included the purified terephthalic acid unit and paraxylene unit at Geel, a new metaxylene plant at Texas City, and the first stage of the planned $825 million investment program in the UK. Capital expenditure in 1997 included a number of expansions and constructions of new facilities.

OTHER BUSINESSES AND CORPORATE

                                                                     Years ended December 31,
                                                                   -----------------------------
                                                                      1998       1997       1996
                                                                   -------    -------    -------
Replacement cost operating loss...................  ($ million)        374        524        491

     Other Businesses and Corporate comprises Finance, the solar businesses, the Group's coal interest, interest income and costs relating to corporate activities worldwide.

     The net cost of Other Businesses and Corporate of $374 million for 1998 included $50 million for integration costs in respect of the BP Amoco merger. 1998 benefited from the capitalization of IT expenditure amounting to $65 million which would have been expensed in earlier periods.

INTEREST EXPENSE

     Interest expense in 1998 was $1,053 million compared with $908 million in 1997. The increase reflected higher average debt, partly offset by lower interest rates.

     Total interest expense was reduced from $1,004 million in 1996 to $908 million in 1997 as a result of debt repayments and lower interest rates. The reported interest expense in 1996 included a net special charge of $74 million caused by the early redemption of $1 billion of bonds.

TAXATION

     The charge for corporate taxes in 1998 was $1,520 million compared with $3,066 million in 1997, and $2,755 million in 1996. The effective tax rate on historical cost profit was 31% in 1998, 33% in 1997 and 28% in 1996.

     Excluding the effects of exceptional items, the charge for corporate taxes was $1,322 million in 1998, $2,875 million in 1997 and $2,825 million in 1996. The decline in tax charge from 1997 to 1998 reflected the fall in income between those two years. The effective tax rate on replacement cost profit before exceptional items was 25%, compared with 30% in the previous year and in 1996. This reduction reflected the effects of tax relief on higher inventory holding losses and timing benefits. This rate is likely to rise in the future as these effects are expected to be less marked.

BP AMOCO GROUP'S FINANCIAL CONDITION

CASH FLOW

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Net cash inflow from operating activities...................      9,586     15,558     13,679
Net cash inflow (outflow)...................................       (906)       878        377

     Net cash flow for 1998 was an outflow of $906 million, compared with an inflow of $878 million in 1997. The change reflects lower operating cash flow resulting from lower income and a smaller reduction in working capital requirements than in 1997, partially offset by a turnaround in the funding position of the BP/Mobil joint venture, lower net capital expenditures and lower tax payments.

     Net cash inflow from operating activities fell from $15,558 million in 1997 to $9,586 million in 1998. Most of this decrease was caused by the effect on profits of the deterioration in the operating environment for all of our businesses. The requirement for funding working capital decreased in 1998 by $352 million, compared with a reduction of $1,396 million in 1997.

     Dividends from joint ventures and associated undertakings increased to $966 million in 1998 from $741 million in 1997, mainly as a result of improved profits from the BP/Mobil joint venture. The net cash outflow from servicing of finance and from returns on investments increased to $825 million from $655 million in 1997, principally because of the payment of dividends to minority shareholders. Tax payments fell from $2,273 million in 1997 to $1,705 million in 1998.

     Payments for capital expenditures on fixed assets and purchase of shares for employee share schemes, net of proceeds from sales of fixed assets, amounted to $7,298 million in 1998. This represented a small increase over the net payments of $7,432 million in 1997.

     Acquisitions and disposals of businesses resulted in a net cash inflow of $778 million in 1998 compared with an outflow of $2,624 million in 1997. This was due in part to an increase in disposal proceeds but principally to the funding situation with joint ventures. A turnaround in the funding position of the BP/Mobil joint venture produced net cash inflows of $708 million in 1998, whereas in 1997 the initial funding of this and certain other joint ventures caused an outflow of $1,967 million.

     Dividend payments decreased by $29 million to $2,408 million in 1998, reflecting an increase in distributions offset by a higher proportion of shareholders opting for the share dividend.

     In 1997 the net cash inflow of $878 million represented an increase of $501 million over 1996. The main elements in the improvement in 1997 over 1996 were increased operating cash flows, resulting mainly from decreased working capital requirements, and lower payments for capital expenditures. There were also lower net interest and tax payments, and increased dividends from associated undertakings and joint ventures.

     Net cash inflow from operating activities increased in 1997 to $15,558 million from $13,679 million in 1996. The major element of this was a reduction in working capital requirements in 1997 compared with an increase in 1996 caused principally by the effect of a rising oil price in the latter part of 1996.

     Dividend payments from joint ventures and associated undertakings increased to $741 million in 1997 from $476 million in 1996. The major part of this increase was the payment of dividends from the BP/ Mobil joint venture in its first full year of operation. Net interest paid fell from $910 million in 1996 to $668 million in 1997.

     Tax payments of $2,431 million in 1996 included $300 million in respect of the final net tax payment relating to the settlement, in 1994, of a tax dispute with the State of Alaska. After excluding this item, tax payments of $2,273 million in 1997 represented a decrease of $142 million on 1996.

     Net payments for capital expenditures on fixed assets and purchase of shares for employee share schemes, net of proceeds from sales of fixed assets, amounted to $7,432 million in 1997 compared with $7,965 million in 1996. The principal element in this reduction was an increase in disposal proceeds, which rose to $1,468 million in 1997 compared with $973 million in 1996. The increase in net cash outflow from acquisitions and disposals of businesses in 1997 to $2,624 million from $91 million in 1996 was principally due to the initial funding of joint ventures in 1997, as well as a reduction in disposal proceeds.

FINANCING THE GROUP'S ACTIVITIES

     The Group's principal commodity, oil, is priced internationally in dollars. Group policy has been to minimize economic exposure to currency movements by financing operations with dollar debt wherever possible, achieving this by currency swaps when funds have been raised in currencies other than dollars.

     The Group's finance debt is almost entirely in US dollars. Net debt, that is debt less cash and liquid resources, increased by $1,425 million during 1998, and net debt at the year-end stood at $12.9 billion. The ratio of net debt to net debt plus equity was 23% compared with 21% a year ago. In the absence of unforeseen events, we expect to keep this ratio below a target ceiling of 30%.

     At December 31, 1998 contracts had been placed for authorized future capital expenditure estimated at $3,691 million, mainly in respect of exploration and production activities. Such expenditure is expected to be financed largely by cash flow from operating activities. At December 31, 1998, the Group had substantial amounts of undrawn borrowing facilities available, including $2,800 million ($2,500 million at December 31, 1997) which were covered by formal commitments.

     BP Amoco has in place a Debt Issuance Program (the Program). Under the Program certain subsidiaries of the Group may from time to time issue debt securities guaranteed by the Company. The debt may have a minimum maturity of one month and no maximum maturity. Aggregate debt outstanding under the Program will not at any time exceed $2 billion or the equivalent in other currencies. At March 29, 1999, the amount drawn down against this Program was $1,134 million.

OUTLOOK

     Crude oil supply remains in excess of weakened demand, and inventory levels remain high. An enduring change in the oil price is likely to depend on the supply-side response to this situation.

     Downstream, margins and volumes are likely to remain under pressure, due to moderating demand and high inventory levels for oil products.

     In Chemicals, the downward pressure on margins and volumes is expected to continue for some time. This is caused by a combination of new industry capacity coming on stream at the same time as demand is weakening.

     The foregoing discussions focus on certain trends and general market and economic conditions and outlook on production levels or rates, prices and margins and, as such, are forward-looking statements that involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied by these discussions. By their nature, trends and outlook on production, price or margin are difficult to forecast with any precision, and there are a number of factors, including the dynamic nature of economic conditions, that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For a discussion of additional factors that may affect the above discussion, see Item 1 -- Description of Business -- Additional Factors Which May Affect Business.

FINANCIAL RISK MANAGEMENT

     Fluctuations in exchange rates can have significant effects on BP Amoco's operating results. The effects of most exchange rate fluctuations are subsumed within business operating results through changing cost competitiveness, lags in market adjustment to movements in rates, and conversion differences accounted on specific transactions. For this reason the total effect of exchange rate fluctuations is not identifiable separately in the Group's reported results.

     The underlying economic currency of the Group's cash flows is mainly the US dollar. Our foreign exchange management policy is to minimize economic and material transactional exposures from currency movements against the US dollar. Wherever possible, BP Amoco nets exposures using natural offsets to reduce foreign exchange risk. Significant residual non-dollar exposures are managed using a range of derivatives. In addition, most of the Group's borrowings are in US dollars, are hedged with respect to the US dollar or are swapped into dollars where this achieves a lower cost of financing.

     We are exposed to market risks arising from our normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. These risks are managed using a range of financial and commodity instruments including derivatives. We also trade derivatives in conjunction with these risk management activities.

     BP Amoco is exposed to interest rate risk on short- and long-term floating rate instruments and as a result of the refinancing of fixed rate instruments included in the Group's finance debt. Consequently, as well as managing the currency and the maturity of debt, BP Amoco manages interest costs through the balance between lower-cost floating-rate debt, which has inherently higher risk, and more expensive, but lower-risk, fixed-rate debt. The Group is exposed predominantly to US dollar LIBOR (London Inter-Bank Offer Rate) interest rates as borrowings are mainly denominated in, or are swapped into, US dollars.

     Historically BP has used derivatives to achieve the required mix between fixed and floating rate debt. Although Amoco was authorized to use derivative financial instruments as an additional tool in this regard, no derivatives have been used. During 1998, BP's upper limit for the proportion of floating rate debt was 65% of total net debt while Amoco's upper limit was 60% of total debt outstanding. An appropriate strategy for managing the interest rate risk of the new Group is currently being formulated.

     The Group's oil trading division uses financial and commodity derivatives as part of the overall optimization of the value of the Group's equity oil production and as part of the associated trading of crude oil, products and related instruments. The Group also uses financial and commodity derivatives to manage certain of its exposures to price fluctuations on natural gas transactions.

     In risk management and trading, only well-understood conventional derivative instruments are used. These include futures and options traded on regulated exchanges, and 'over-the-counter' swaps, options and forward contracts.

     Where derivatives constitute a hedge, the Group's exposure to market risk created by the derivative is offset by the opposite exposure arising from the asset, liability or transaction being hedged. By contrast, where derivatives are held for trading purposes, changes in market risk factors give rise to realized and unrealized gains and losses, which are recognized in the current period.

     All material derivatives activity, whether for risk management or trading, is carried out by specialist teams which have the appropriate skills, experience and supervision. These teams are subject to close financial and management control, meeting generally accepted industry practice and reflecting the principles of the Group of Thirty Global Derivatives Study recommendations. An independent control function monitors compliance with BP Amoco's derivative management policies. The control framework includes prescribed trading limits that are reviewed regularly by senior management, daily monitoring of risk exposure, marking trading exposures to market and reviewing open positions to assess BP Amoco's exposure in potentially adverse situations. Counterparty credit validation, independent of the dealers, is undertaken before contractual commitment.

     Further details of BP Amoco's use of derivatives appear in Item 9A -- Quantitative and Qualitative disclosures about Market Risk, and in Item 18 --
Note 28 of Notes to Financial Statements.

INSURANCE

     Although practice differed in certain respects between BP and Amoco in 1998, the combined Group will generally restrict its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered economic for BP Amoco. Losses will therefore be borne as they arise, rather than being spread over time through insurance premia. The position will be reviewed each year.

MILLENNIUM IT RISK

     The Year 2000 issue, which stems from computer programs written using two digits rather than four to define the applicable year, could result in processing faults on the change of century, producing a wide range of consequences.

     We have conducted a risk-based review of our computer systems and computer-controlled processes and have developed plans to remediate Year 2000-related faults by replacement or repair. Apart from some global and regional systems, which are handled centrally, project implementation is devolved to the management of operating units so as to ensure complete coverage. The project is designed to minimize risks arising from the Year 2000 problem which might endanger health, safety, the environment, the Group's reputation or its cash flow.

     The estimated total cost of BP Amoco's Year 2000 program is approximately $300 million. As at December 31, 1998, some $210 million had been incurred, and the balance is expected to be spent in 1999. This estimate excludes the costs of existing major systems replacement projects launched independently of the Year 2000 remediation. The Year 2000 costs are charged against income in the period in which they are incurred.

     Our Year 2000 program covers all areas that are known to be impacted by the issue including IT application systems and infrastructure, process control systems and embedded microprocessors in plants, oil and gas fields and building facilities. The Year 2000 process also includes the ongoing assessment of Year 2000 readiness of critical suppliers, customers, joint ventures and partners.

     We have finished the global inventory and risk analysis work, and a substantial part of the remediation and testing effort is also complete. Outstanding remediation dependent on planned plant shutdowns and other remediation work consisting mainly of implementation of package software releases are scheduled for completion by mid-1999. Systems rationalization and organizational restructuring made necessary by the BP Amoco merger are being managed to avoid risks which might reduce the Group's ability to meet 2000 with confidence. BP Amoco is providing information to third parties, on request, as to the progress of its Year 2000 project.

     Because of the Group's widespread use of standardized hardware and global package software, in many instances the bulk of the work is achieved by upgrading to the supplier's most recent software release. BP Amoco believes its Year 2000 process is in line with best practice and is underpinned by an internal assurance process. We have not made extensive use of external verification.

     The Year 2000 project has caused the deferral of some other computer systems work. Other systems projects continue to be assessed on their economic value, and are resourced from internal and external personnel. BP Amoco has not experienced significant difficulties in retaining the necessary IT skills internally or obtaining them in the market.

     The Year 2000 problem may affect the operation of automated non-IT systems such as those used to control certain processes in oil production facilities, pipelines, refineries and chemicals plants. In relation to the engineering process control risk in these operations, BP Amoco has made some use of external engineering consultancies to help develop the methodology of risk assessment and analysis, to review progress and to ensure that the work has been carried out to an acceptable standard. The Group has also commissioned some of its engineering equipment suppliers to perform reviews of site systems adaptations where the supplier's expertise provides the most cost-effective means of completing this work. Emergency response systems are generally not dependent on IT and IT-related processes.

     To meet any unexpected Year 2000 failure in the Group or by key third parties, contingency plans are being developed, to deliver a flexible response, especially for critical systems in the first days of 2000. Each business entity is accountable for identifying, categorizing, and prioritizing risks associated with the Year 2000 transition and developing and implementing appropriate contingency plans to mitigate those risks. BP Amoco intends to use existing Crisis Management, Emergency Response and Business Continuity organizations, plans and procedures in Year 2000 contingency planning.

     The Group's objective is to ensure 'business as usual' in respect of its own operations. However, the Group's detailed plans are based on assumptions about the robustness of infrastructure suppliers such as power and telecommunications, upon which its businesses are dependent. BP Amoco, together with other companies, remains exposed, to an unquantifiable degree, to the risk of major non-compliance by those suppliers and other third parties, and also to any abnormal customer demand patterns resulting from concerns about supply constraints around the 1999 year-end.

     The failure by third parties to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain of BP Amoco's normal business activities or operations. Due to the general uncertainty inherent in the Year 2000 problem, BP Amoco is unable to determine at this time whether any such interruptions and failures will have a material impact on the Group's results of operations. They are not, however, expected to have a material effect on the Group's liquidity or financial condition.

THE EURO

     As a result of the Treaty establishing the European Community, as amended by the Treaty on European Union, (the Treaty), European economic and monetary union (EMU) has occurred for eleven out of the fifteen member countries of the European Union (participating countries). The final stage of the Treaty began on January 1, 1999.

     For the participating countries, the fixed conversion rates between their sovereign currencies (legacy currencies) prior to January 1, 1999 and the euro have been established. The euro has been adopted as their common legal currency. The legacy currencies are scheduled to remain legal tender as denominations of the euro between January 1, 1999 and January 1, 2002 (the transition period).

     The United Kingdom has not participated initially in EMU, but may do so at a later time. The current policy of the UK government is that any decision to join EMU will only be taken after a national referendum of the people and, in any event, not before 2002.

     BP Amoco had adapted its commercial and financial processes so that its European operations were able to undertake transactions in the euro and capture competitive advantages offered by the new currency from January 1, 1999. The currency of accounting records and the related systems will be converted as appropriate during the transition period, which ends on January 1, 2002. The capability to conduct business in national currencies will be retained as long as necessary. The costs associated with these changes are estimated at $100 million, of which some $20 million had been incurred and expensed by the end of 1998.

     It is difficult to predict whether the euro will affect the level or volatility of foreign exchange rates. However, we do not expect that the introduction of the euro will have a significant effect on the Group's results of operations, its financial position or liquidity.

ENVIRONMENTAL INVESTMENT

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Operating expenditure (a)...................................        539        477        620
Capital expenditure (b).....................................        426        376        370
Clean-ups...................................................        129        129        146
(Credit)/charge for environmental remediation (c)...........         13        (21)        30
Charge for decommissioning..................................        130        162        147

------------

(a) Expenditure for 1998 includes $44 million (1997 $10 million) incurred by the BP/Mobil joint venture.

(b) Expenditure for 1998 includes $89 million (1997 $69 million) incurred by the BP/Mobil joint venture.

(c) The net credit for 1997 includes the write-back of the environmental provision at Lavera refinery totalling $54 million.

     Operating and capital expenditure on the prevention, control, abatement or elimination of air, water and solid waste pollution is often not incurred as a separately identifiable transaction. Instead, it forms part of a larger transaction which includes, for example, normal maintenance expenditure. The figures for environmental operating and capital expenditure in the table are therefore estimates, based on the definitions and guidelines of the American Petroleum Institute.

     Operating and capital environmental expenditure and amounts spent on clean-ups were at much the same level as in 1997 and similar levels of operating and capital expenditure are expected in the foreseeable future. In addition to operating and capital expenditure, the table shows the charges to current profits to create provisions for future environmental remediation. Expenditure against such provisions is normally incurred in subsequent periods and is not included in environmental operating expenditure reported for such periods.

     Provisions for environmental remediation are made when a clean-up is probable and the amount reasonably determinable. Generally, their timing coincides with commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

     The extent and cost of future remediation programs are inherently difficult to estimate. They depend on the scale of any possible contamination, the timing and extent of corrective actions, and also BP Amoco's share of the liability. Although the cost of any future remediation could be significant, and may be material to the result of operations in the period in which it is recognized, we do not expect that such costs will have a material effect on BP Amoco's financial position or liquidity. We believe our provisions are sufficient for known requirements; and we do not believe that our costs will differ significantly from those of other companies engaged in similar industries or that our competitive position will be adversely affected as a result.

     In addition, we make provisions over the useful lives of our oil- and gas-producing assets and related pipelines to meet the cost of eventual decommissioning. The charge for decommissioning made in 1998, 1997 and 1996 is shown in the table.

     Further details of decommissioning and environmental provisions appear in
Item 18 -- Note 27 of Notes to Financial Statements. See also Item 1 -- Description of Business -- Environmental Protection.

ITEM 9A -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     BP Amoco is exposed to a number of different market risks arising from the Group's normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. The Group has developed policies aimed at managing the volatility inherent in certain of these natural business exposures and in accordance with these policies the Group enters into various transactions using derivative financial and commodity instruments (derivatives). Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices which are defined in the contract. We also trade derivatives in conjunction with these risk management activities.

     In risk management and in trading, only well-understood conventional derivative instruments are used. These include futures and options traded on regulated exchanges, and 'over-the-counter' swaps, options, and forward contracts.

     Where derivatives constitute a hedge, the Group's exposure to market risk created by the derivative is offset by the opposite exposure arising from the asset, liability or transaction being hedged. By contrast, where derivatives are held for trading purposes, changes in market value give rise to realized and unrealized gains and losses, which are recognized in the current period.

     All material derivatives activity, whether for risk management or trading, is carried out by specialist teams which have appropriate skills, experience and supervision. These teams are subject to close financial and management control, meeting generally accepted industry practice and reflecting the principles of the Group of Thirty Global Derivatives Study recommendations. An independent control function monitors compliance with BP Amoco's derivative management policies. The control framework includes prescribed trading limits that are reviewed regularly by senior management, daily monitoring of risk exposure, marking trading exposures to market and reviewing open positions to assess BP Amoco's exposure in potentially adverse situations. Counterparty credit validation, independent of the dealers, is undertaken before contractual commitment.

     Further information about BP Amoco's use of derivatives, their characteristics, and the accounting treatment thereof is given in Item 18 --
Note 28 of Notes to Financial Statements.

RISK MANAGEMENT

FOREIGN CURRENCY EXCHANGE RATE RISK

     Fluctuations in exchange rates can have significant effects on BP Amoco's operating results. The effects of most exchange rate fluctuations are subsumed within business operating results through changing cost-competitiveness, lags in market adjustment to movements in rates, and conversion differences accounted on specific transactions. For this reason, the total effect of exchange rate fluctuations is not identifiable separately in the Group's reported results.

     The underlying economic currency of the Group's cash flows is mainly the US dollar. This is because BP Amoco's major product, oil, is priced internationally in US dollars. BP Amoco's foreign exchange management policy is to minimize economic exposures from currency movements against the US dollar. Wherever possible, BP Amoco nets exposures using natural offsets to reduce foreign exchange risk. Significant residual non-dollar exposures are managed using a range of derivatives. The most significant of such exposures are the sterling cash flow requirements for UK Corporation Tax, and the capital expenditure and operational requirements of Exploration in the UK. In addition, most of the Group's borrowings are in US dollars, are hedged with respect to the US dollar, or are swapped into dollars where this achieves a lower cost of financing.

     The following tables provide information about the Group's foreign currency derivative financial instruments. These include foreign currency forward exchange agreements (forwards) and cylinder option contracts (cylinders) that are sensitive to changes in the sterling/dollar exchange rate. Where foreign currency denominated borrowings are swapped into dollars using forwards or currency interest rate swaps such that currency risk is completely eliminated, neither the borrowing nor the derivative are included in the table.

     At December 31, 1998 the total of foreign currency borrowings not swapped into dollars amounted to $1,019 million (1997 $992 million). The principal element of this is $561 million of sterling borrowings (1997 $624 million).

     For forwards, the tables present the notional amounts and weighted average contractual exchange rates by contractual maturity dates and exclude forwards that have offsetting positions. Only significant forward positions are included in the tables. The notional amounts of forwards are translated into US dollars at the exchange rate included in the contract at inception. The majority of the sterling contracts consist of forwards relating to sterling-based capital leases and the sterling credit facility. These effectively convert the lease obligation from sterling into dollars and hedge the exchange rate risk attached to the capital portion of the sterling credit facility. The remaining contracts relate to sterling requirements for operational expenditures. The fair value represents an estimate of the gain or loss which would be realized if the contracts were settled at the balance sheet date.

     For cylinders, the tables present the notional amounts of the constituent purchased call and written put option contracts at December 31, 1998 and 1997 and the weighted average strike rates by contractual maturity dates. The sterling cylinders relate to the Group's hedging of its expected sterling dividend and tax payments over the next year as well as certain sterling-based operational and capital expenditures. The non-sterling cylinders relate to hedging of expected capital expenditures.

     The fair values for the foreign exchange contracts in the table below are based on market prices of comparable instruments (forwards) and pricing models which take into account relevant market data (options). These derivative contracts constitute a hedge; any change in the fair value or expected cash flows is offset by an opposite change in the market value or expected cash flows of the asset, liability or transaction being hedged.

                                             Notional amount by expected maturity date
                                             ------------------------------------------            Fair
                                                1999      2000      2001     Thereafter   Total   value
                                             -------   -------   -------   ------------   -----   -----
                                                                    ($ million)
AT DECEMBER 31, 1998
Forwards
  Receive Sterling/pay US dollars
     Contract amount......................    2,494        --        --             --    2,494      32
     Weighted average contractual
       exchange rate......................     1.65
Cylinders
  Receive sterling/pay US dollars
  Purchased call
     Contract amount......................    1,249        --        --             --    1,249      11
     Weighted average strike rate.........     1.73
  Written put
     Contract amount......................    1,249        --        --             --    1,249     (11)
     Weighted average strike rate.........     1.58
  Receive deutschmarks/pay US dollars
  Purchased call
     Contract amount......................      175        --        --             --      175       6
     Weighted average strike rate.........     1.72
  Written put
     Contract amount......................      175        --        --             --      175      (1)
     Weighted average strike rate.........     1.77

                                              Notional amount by expected maturity date
                                              ------------------------------------------            Fair
                                               1998    1999    2000    2001   Thereafter   Total   value
                                              -----   -----   -----   -----   ----------   -----   -----
                                                                     ($ million)
AT DECEMBER 31, 1997
Forwards
  Receive Sterling/pay US dollars
     Contract amount........................  1,707     878      --      --           --   2,585       5
     Average contractual exchange rate......   1.62    1.63
Cylinders
  Receive Sterling/pay US dollars
  Purchased call
     Contract amount........................  2,382      --      --      --           --   2,382      25
     Weighted average strike rate...........   1.70
  Written put
     Contract amount........................  2,382      --      --      --           --   2,382     (26)
     Weighted average strike rate...........   1.55

INTEREST RATE RISK

     BP Amoco is exposed to interest rate risk on short- and long-term floating-rate instruments and as a result of the refinancing of fixed-rate instruments included in the Group's finance debt. Consequently, as well as managing the currency and the maturity of debt, BP Amoco manages interest costs through the balance between lower-cost floating rate debt, which has inherently higher risk, and more expensive but lower-risk, fixed-rate debt. The Group is exposed predominantly to US dollar LIBOR interest rates as borrowings are mainly denominated in, or swapped into, US dollars. Historically BP has used derivatives to achieve the required mix between fixed and floating rate debt. Although Amoco was authorized to use derivative financial instruments as an additional tool in this regard, no derivatives have been used. During 1998 BP's upper limit for the proportion of floating rate debt was 65% of total net debt while Amoco's upper limit was 60% of total debt outstanding. An appropriate strategy for managing the interest rate risk of the new Group is currently being formulated.

     The following table shows, by major currency, the Group's borrowings at December 31, 1998 and 1997 and the weighted average interest rates achieved at those dates through a combination of borrowings and other interest rate sensitive instruments entered into to manage interest rate exposure.

                                                 Fixed rate debt                 Floating rate debt
                                      --------------------------------------   ----------------------
                                      Weighted        Weighted                 Weighted
                                       average    average time                  average
                                      interest       for which                 interest
                                          rate   rate is fixed        Amount       rate        Amount         Total
                                      --------   -------------   -----------   --------   -----------   -----------
                                           (%)         (Years)   ($ million)        (%)   ($ million)   ($ million)
AT DECEMBER 31, 1998
US dollars..........................         7             10          7,392          5         3,460        10,852
Sterling............................        --             --             --          6           613           613
South African rands.................        --             --             --         15            42            42
Other currencies....................         7              9            189          7           175           364
                                                                 -----------              -----------   -----------
Total loans.........................                                   7,581                    4,290        11,871
                                                                 ===========              ===========   ===========
AT DECEMBER 31, 1997
US dollars..........................         8             12          5,858          6         4,135         9,993
Sterling............................        --             --             --          6           679           679
South African rands.................        --             --             --         19            63            63
Other currencies....................         7              7             67          7           183           250
                                                                 -----------              -----------   -----------
Total loans.........................                                   5,925                    5,060        10,985
                                                                 ===========              ===========   ===========

     The Group's earnings are sensitive to changes in interest rates over the forthcoming year as a result of the floating rate instruments included in the Group's finance debt at December 31, 1998. These include the effect of interest rate and currency swaps and forwards utilized to manage interest rate risk. If the interest rates applicable to floating rate instruments were to have increased by 1% on January 1, 1999, the Group's 1999 earnings before taxes would decrease by approximately $55 million (1997 $60 million).

     This assumes that the amount and mix of fixed and floating rate debt, including capital leases, remains unchanged from that in place at December 31, 1998 and that the change in interest rates is effective from the beginning of the year. Where the interest rate applicable to an instrument is reset during a quarter it is assumed that this occurs at the beginning of the quarter and remains unchanged for the rest of the year. In reality, the fixed/floating rate mix will fluctuate over the year and interest rates will change continually. Furthermore the effect on earnings shown by this analysis does not consider the effect of an overall reduction in economic activity which could accompany such an increase in interest rates.

OIL PRICE RISK

     The Group's risk management policy with respect to oil price risk is to manage only those exposures associated with the immediate operational program for certain of its equity share of production and certain of its refinery and marketing activities. To this end, BP Amoco's oil trading division uses the full range of conventional oil price-related financial and commodity derivatives available in the oil markets.

     The market risk arising from this risk management activity is represented by the values at risk shown below. However, these instruments are used for hedging purposes and do not expose the Group to market risk because the change in their market value is offset by an equal and opposite change in the market value of the asset, liability or transaction being hedged. The items being hedged are not included in the values at risk.

     The value at risk model used is that discussed under Trading below, except that value at risk in respect of oil price risk management does not take into account physical crude oil or refined product positions held by the Group. Thus the value at risk calculation for oil price exposure includes derivative financial instruments such as exchange-traded futures and options, swap agreements and over-the-counter options and derivative commodity instruments (commodity contracts that permit settlement either by delivery of the underlying commodity or in cash) such as forward contracts. The values at risk represent the potential gain or loss in fair values over a 24-hour period with a 99.7% confidence level.

     The following table shows values at risk for oil price risk management activities.

                                                 1998                              1997
                               -----------------------------------------   ---------------------
                                  High       Low   Average   December 31   Average   December 31
                               -------   -------   -------   -----------   -------   -----------
                                                          ($ million)
Oil price contracts..........        9         4         5             4         7             4

NATURAL GAS PRICE RISK

     BP Amoco's general policy with respect to natural gas price risk is to manage only a portion of its exposure to price fluctuations. Natural gas swaps, options and futures are used to convert specific sales and purchases contracts from fixed prices to market prices. Swaps are also used to hedge exposure to price differentials between locations. We also use derivatives to fix prices which are favourable with respect to our forecasts of future prices.

     The table below provides information about the Group's material swaps contracts that are sensitive to changes in natural gas prices. Contract amount represents the notional amount of the contract. Fair value represents an estimate of the gain or loss which would be realized if the contracts were settled at the balance sheet date. Weighted average price represents the year-end forward price for futures, the fixed price and the year-end forward price related to the settlement month for swaps; and the weighted average strike price for options.

     At December 31, 1998, in addition to the contracts shown in the table there were various swaps, options and futures contracts with aggregate notional amounts of $103 million and terms of between one and two years. At December 31, 1997, there were swaps, options and futures contracts with aggregate notional amounts of $99 million and terms of between one and three years. Fair values of these contracts were not material in either year.

                                                                                              Weighted
                                                                          Fair value        average price
                                                            Contract   -----------------   ---------------
                                              Quantity        amount   Asset   Liability   Receive     Pay
                                       ---------------   -----------   -----   ---------   -------   -----
                                            (Btus        ($ million)      ($ million)          ($ per
                                        trillion)(a)                                          mmbtu)(b)
AT DECEMBER 31, 1998
Maturing in 1999
Swaps
  Receive variable/pay fixed..........             154           300       4         (31)     1.77    1.95
  Receive fixed/pay variable..........             137           268      28          (2)     1.96    1.77
  Receive and pay variable............             463           863      15          (9)     1.88    1.86
AT DECEMBER 31, 1997
Maturing in 1998
Swaps
  Receive variable/pay fixed..........              95           166       4         (14)     1.64    1.75
  Receive fixed/pay variable..........              52            88      12          (1)     1.69    1.48
  Receive and pay variable............             198           410       4          (5)     2.07    2.07

------------

(a)  British thermal units (btus)

(b) Million british thermal units (mmbtu)

TRADING

     In conjunction with the risk management activities discussed above, BP Amoco also trades interest rate and foreign currency exchange rate derivatives. The Group controls the scale of the trading exposures by using a value at risk model with a maximum value at risk limit authorized by the board.

     In addition to the risk management activities related to equity crude disposal, refinery supply and marketing, BP Amoco's oil trading division undertakes trading in the full range of conventional derivative financial and commodity instruments and physical cargoes available in the oil markets. This activity is monitored and measured separately from the risk management activity and is subject to maximum value at risk limits authorized by the board.

     The Group measures its market risk exposure, i.e. potential gain or loss in fair values, on its trading activity using a value at risk technique. This technique is based on a variance/covariance model and makes a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair value takes into account a snapshot of the end-of-day exposures, and the history of one day price movements over the previous twelve months, together with the correlation of these price movements. The potential movement in fair values is expressed to three standard deviations which is equivalent to a 99.7% confidence level. This means that, in broad terms, one would expect to see an increase or a decrease in fair values greater than the value at risk on only one occasion per year if the portfolio were left unchanged.

     The Group calculates value at risk on all instruments that are held for trading purposes and that therefore give an exposure to market risk. The value at risk model takes account of derivative financial instruments such as interest rate forward and futures contracts, swap agreements, options and swaptions; foreign exchange forward and futures contracts, swap agreements and options; and oil price futures, swap agreements and options. Financial assets and liabilities and physical crude oil and refined products that are treated as trading positions are also included in these calculations. The value at risk calculation for oil price exposure also includes derivative commodity instruments (commodity contracts that permit settlement either by delivery of the underlying commodity or in cash), such as forward contracts.

     The following table shows values at risk for trading activities.

                                                 1998                           1997
                                  -----------------------------------   ---------------------
                                  High    Low   Average   December 31   Average   December 31
                                  ----   ----   -------   -----------   -------   -----------
                                                          ($ million)
Interest rate contracts.........     6     --         2            --         3             2
Foreign exchange contracts......     6     --         4            --         3             2
Oil price contracts.............    13      4         8            12         6             4

ITEM 10 -- DIRECTORS AND OFFICERS OF REGISTRANT

     There are currently 21 directors on the board.

                                                                                Initially elected
Name                                                                            or appointed
----                                                                            -----------------
P D Sutherland.......................  Non-executive co-chairman (a)            Chairman since May 1997
                                                                                Director since July 1995
H L Fuller...........................  Executive co-chairman (a)                December 1998
Sir Ian Prosser......................  Non-executive deputy chairman (a)(b)(c)  Deputy chairman since
                                                                                February 1999
                                                                                Director since May 1997
Sir John Browne......................  Executive director (Group chief          September 1991
                                       executive)
Dr J G S Buchanan....................  Executive director                       October 1996
R F Chase............................  Executive director (Deputy group chief   March 1992
                                       executive)
Dr C S Gibson-Smith..................  Executive director                       September 1997
R L Olver............................  Executive director                       January 1998
B K Sanderson........................  Executive director                       April 1992
R S Block............................  Non-executive director (a)(b)(d)         December 1998
J H Bryan............................  Non-executive director (a)(c)            December 1998
E B Davis, Jr........................  Non-executive director (a)(b)(c)         December 1998
R J Ferris...........................  Non-executive director (a)(b)            December 1998
C F Knight...........................  Non-executive director (a)(b)            October 1987
F A Maljers..........................  Non-executive director (a)(d)            December 1998
Dr W E Massey........................  Non-executive director (a)(d)            December 1998
H M P Miles..........................  Non-executive director (a)(c)(d)         June 1994
Sir Robin Nicholson..................  Non-executive director (a)               October 1987
M H Wilson...........................  Non-executive director (a)(c)            December 1998
R P Wilson...........................  Non-executive director (a)(c)(d)         July 1998
Lord Wright of Richmond..............  Non-executive director (a)(b)(d)         October 1991
J C Hanratty.........................  Secretary                                October 1994

------------

(a)  Member of the Chairman's Committee.

(b)  Member of the Remuneration Committee.

(c) Member of the Audit Committee.

(d) Member of the Ethics and Environment Assurance Committee.

     Mr R P Wilson was appointed a non-executive director of BP on July 30, 1998. Sir James Glover, Dr K N Horn and Sir Patrick Sheehy resigned as non-executive directors with effect from December 31, 1998.

     Mr D R Beall, Mr A C Martinez, Dr M R Seger and Mr T M Solso resigned as non-executive directors of Amoco with effect from December 31, 1998.

     Mr H L Fuller and Mr W G Lowrie were appointed executive directors and Mrs R S Block, Mr J H Bryan, Mr E B Davis, Jr, Mr R J Ferris, Mr F A Maljers, Dr W E Massey and Mr M H Wilson were appointed non-executive directors of BP Amoco with effect from December 31, 1998. Mr H L Fuller was appointed executive co-chairman of the board on the same date. Mr W G Lowrie resigned as a director of BP Amoco on February 12, 1999.

     BP Amoco's articles of association require directors who have held office for three years or more since they were appointed or re-elected to retire from office at the company's annual general meeting, together with directors appointed by the board since the last annual general meeting. Retiring directors may offer themselves for re-election. The directors retiring and offering themselves for re-election at this year's meeting are Mr B K Sanderson, Mr P D Sutherland and Mr R P Wilson.

     The biographies of the directors and the secretary are set out below.

     P D Sutherland, SC -- Peter Sutherland (52) rejoined BP's board in 1995 having previously been a non-executive director from 1990 to 1993. He was appointed chairman of BP in May 1997. He is chairman of Goldman Sachs International and is a non-executive director of Investor AB, ABB Asea Brown Boveri and Telefonaktiebolaget LM Ericsson. He is on the advisory board of the Council of Foreign Relations and is chairman of the Overseas Development Council. He is also a trustee of the Royal Academy of Arts.

     H L Fuller -- Larry Fuller (60) was appointed a director of Amoco in 1981 and was elected chairman and chief executive officer in February 1991. He is a non-executive director of Chase Manhattan Corporation, Chase Manhattan Bank, Motorola, Security Capital Group and Abbott Laboratories. He also serves on the boards of Catalyst, the American Petroleum Institute and the Rehabilitation Institute of Chicago, and is a trustee of The Orchestral Association.

     Sir Ian Prosser -- Sir Ian (55) joined BP's board in 1997 and was appointed deputy chairman in February 1999. He is chairman and chief executive of Bass, a non-executive director of Lloyds TSB and vice president of the council of the Brewers and Licensed Retailers Association.

     Sir John Browne, F. Eng, -- Sir John (51) was appointed an executive director of BP in 1991 and group chief executive in 1995. He is a non-executive director of SmithKline Beecham and the Intel Corporation, a trustee of the British Museum and a member of the supervisory board of DaimlerChrysler. He is also vice president and a member of the board of the Prince of Wales Business Leaders Forum.

     Dr J G S Buchanan -- John Buchanan (55) was appointed an executive director of BP in 1996. He is a non-executive director of Boots and a member of the UK Accounting Standards Board.

     R F Chase -- Rodney Chase (55) was appointed an executive director of BP in 1992. He is a non-executive director of Diageo and the BOC Group.

     Dr C S Gibson-Smith -- Chris Gibson-Smith (53) was appointed an executive director of BP in 1997. He is a non-executive director of Lloyds TSB.

     R L Olver -- Dick Olver (52) was appointed an executive director of BP in January 1998. He is a non-executive director of Reuters Holdings.

     B K Sanderson -- Bryan Sanderson (58) was appointed an executive director of BP in 1992. He is chairman of Sunderland PLC, a non-executive director of British Steel, president of CEFIC (the European Chemical Industry Council) and vice president of the court of governors of the London School of Economics.

     R S Block -- Ruth Block (68) joined Amoco's board in 1986. She retired as executive vice president and chief insurance officer of The Equitable in 1987. She is a non-executive director of Ecolab and 39 Alliance Capital Mutual Funds.

     J H Bryan -- John Bryan (62) joined Amoco's board in 1982. He is chairman and chief executive officer of Sara Lee Corporation and a non-executive director of Bank One Corporation, The First National Bank of Chicago and General Motors Corporation.

     E B Davis, Jr -- Erroll B Davis, Jr (54) joined Amoco's board in 1991. He is president and chief executive officer of Alliant Energy. He is a non-executive director of PPG Industries and a member of the American Society of Corporate Executives, Association of Edison Illuminating Companies, the Wisconsin Association of Manufacturers and Commerce, the Iowa Business Council and the Edison Electric Institute.

     R J Ferris -- Richard Ferris (62) joined Amoco's board in 1981. He retired as co-chairman of Doubletree Corporation in 1997. He is a non-executive director of The Proctor & Gamble Company and Candlewood Hotel Corporation.

     C F Knight -- Charles Knight (63) joined BP's board in 1987. He is chairman and chief executive officer of Emerson Electric and is a non-executive director of Anheuser-Busch, Morgan Stanley Dean Witter, SBC Communications and IBM.

     F A Maljers -- Floris Maljers (65) joined Amoco's board in 1994. He is a member of the supervisory boards of SHV Holding, Vendex and KLM Royal Dutch Airlines. He is chairman of the supervisory board of the Amsterdam Concertgebouw.

     Dr W E Massey -- Walter Massey (60) rejoined Amoco's board in 1993 having previously been a director from 1983 to 1991. He is president of Morehouse College and is a non-executive director of Motorola, Bank of America, McDonald's Corporation and the Mellon Foundation.

     H M P Miles, OBE -- Michael Miles (62) joined BP's board in 1994. He is chairman of Johnson Matthey and a director of John Swire & Sons, ING Baring Holdings and BICC.

     Sir Robin Nicholson, F Eng, FRS -- Sir Robin (64) joined BP's board in 1987. He retired as chairman of Pilkington Optronics in November 1998. He is a non-executive director of Rolls-Royce and a member of the UK government's Council for Science and Technology.

     M H Wilson -- Michael Wilson (61) joined Amoco's board in 1993. He is vice chairman and a director of RBC Dominion Securities. He is a non-executive director of Manufacturers Life Insurance Company and Rio Algom.

     R P Wilson -- Robert Wilson (55) joined BP's board in July 1998. He is chairman of Rio Tinto, a non-executive director of Diageo and a trustee of the Camborne School of Mines.

     The Lord Wright of Richmond, GCMG -- Lord Wright (67) joined BP's board in 1991, having been Permanent Under-Secretary and Head of the UK Diplomatic Service. He is a non-executive director of De La Rue and an advisory director of Unilever. He is chairman of the Royal Institute of International Affairs.

     J C Hanratty -- Judith Hanratty (55) joined BP in London in 1986 and was appointed company secretary in October 1994. She is a nominated member of the Council of Lloyds (the London Insurance Market), a member of the Monopolies and Mergers Commission (the Competition Commission from April 1, 1999) and the Takeover Panel. She is also a governor of the College of Law and a Fellow of Lucy Cavendish College, Cambridge.

ITEM 11 -- COMPENSATION OF DIRECTORS AND OFFICERS

     This summary sets out the remuneration policy of BP Amoco presented at the meetings of BP and Amoco shareholders called to approve the merger. It also contains details of awards made in 1998 under the incentive remuneration plans of BP and Amoco, and includes the remuneration data required by the London Stock Exchange. The summary contains the following sections:

     -- Reward philosophy

     -- Reward process -- the Remuneration Committee

     -- Reward process -- reward plans and performance targets

     -- Report on 1998 -- remuneration data for executive directors and senior management

     -- Long-term incentive awards

     -- Other remuneration features

     -- Remuneration of non-executive directors

REWARD PHILOSOPHY

     The performance of BP Amoco will be dependent on the quality and commitment of its workforce. The board believes that directors and senior executives of the right calibre will be attracted and incentivized to maximize shareholder returns if the BP Amoco Group adopts remuneration policies which are comparable to the highest standards of international industry.

     The aim is to provide a competitive reward for delivering on-target performance while superior awards can be earned for delivering outstanding results. The remuneration package balances long-term and short-term goals through three elements: base salary, annual bonuses and long-term incentive plans. As the seniority of the executive increases, so the proportion of the base salary declines and the proportion of the two performance-linked 'at risk' elements increases.

     A key element of remuneration policy is the Long Term Performance Plan
(LTPP). The board attaches importance to the alignment of rewards and incentives to business goals and believes there are considerable benefits in linking the remuneration of employees to shareholder returns. Share ownership by employees is considered an important mechanism for enabling them to identify their interests with those of other shareholders. The design of the LTPP ensures that BP Amoco's top leaders hold significant shareholdings in the company over an extended period, which further reinforces the alignment of interests between executives and shareholders.

     The LTPP was approved by BP shareholders at their Extraordinary General Meeting on November 25, 1998. Shareholders also approved the introduction of a new discretionary share option plan, the BP Amoco Share Option Plan (the 'Option Plan'). The Option Plan will provide a vehicle for options to be granted to former Amoco Group employees which, under the terms of the merger agreement, must for at least two years be no less favorable than their previous arrangements. The Option Plan will also be used to grant options to other employees. Options granted under the Option Plan to employees outside North America will be granted on a similar basis to options currently granted under the previous scheme, the BP Executive Share Option Scheme. Employees other than North Americans who participate in the LTPP will not be awarded options. In this way, BP Amoco will utilize the LTPP as the primary vehicle for rewarding long-term success in its executive population.

REWARD PROCESS -- THE REMUNERATION COMMITTEE

     The Remuneration Committee's role is to determine the terms of engagement and remuneration of the group chief executive and the executive directors. The Remuneration Committee (the Committee) also establishes the principles for the remuneration of other senior executives, which in turn provide the framework for remunerating all employees. The Committee works with the executive directors to set challenging and demanding performance targets for the Company at the beginning of the year and to make awards at year-end which reflect the year's performance.

     The Committee members have no personal financial interest, other than as shareholders, in the matters to be decided. They have no conflicts arising from cross-directorships or day-to-day involvement in running BP Amoco. For membership of the Committee see Item 10 -- Directors and Officers of Registrant.

     The Committee actively solicits professional advice both from within the company and from independent external consultants.

REWARD PROCESS -- REWARD PLANS AND PERFORMANCE TARGETS

DESCRIPTION OF THE PLAN

Base salary

     -- This is a fixed sum, payable monthly in pensionable cash, recognizing ongoing market worth.

     -- Salaries are reviewed annually in line with national markets, and targeted at the median of the appropriate national survey groups for fully effective job performance.

     -- Higher salaries are paid only where justified by sustained higher level of individual contribution.

     -- Surveys are conducted on a regular basis looking at remuneration levels in companies with comparable size, complexity and global spread of operations. (In the USA, surveys of Fortune 100 organizations and the other hydrocarbon companies are used, and in the UK surveys of FTSE 100 companies are used).

Annual performance bonus

     -- This is a variable sum, potentially awarded annually in non-pensionable cash. The bonuses to H L Fuller and W G Lowrie are pensionable, in line with the Amoco Corporate Retirement Plan.

     -- It recognizes performance against demanding annual targets set out in annual performance contracts.

     -- Target bonus level for executive directors is 70% of base salary in 1999. 70% target bonus applies to all executive directors except H L Fuller (80% target/120% maximum). If contract levels of performance are achieved so that the target bonus is earned, executive annual remuneration levels can reach a position in the top quartile of the relevant employment market.

     -- A maximum bonus level is also identified for when targets are substantially exceeded. (For directors, this is 105% of salary in 1999).

Long-term incentive

     -- The Long Term Performance Plan (LTPP) consists of rolling, three-year performance periods, at the beginning of which participants receive a grant of performance units.

     -- Any potential LTPP award is a variable, taxable sum, in shares, given after the performance period. Any awards from the Plan are taxable in full and sufficient shares will be released immediately and sold to meet the relevant tax liability. Depending on the technical constraints in each country in which the Plan is operated, the committee may award shares to participants or fund the purchase of shares by participants.

     -- Share awards have a minimum of a further three years retention in trust.
       Extensive share ownership/retention guidelines exist -- at director level, no shares will be released from future plans until the director has a personal holding in BP Amoco shares, within the Plans, equivalent to five times salary.

     -- Share options will also be awarded to all North American executives only to bridge the gap between the value of the global LTPP and higher US market practise in long-term incentives.

PLAN PERFORMANCE MEASURES AND TARGETS FOR VARIABLE REWARD ELEMENTS

Annual performance bonus

     -- Bonus targets are a mix of financial and non-financial measures
       (including health, safety, environment, people and organization issues).

     -- Performance contracts reflect the operating plan of the company and are subject to board approval.

     -- Each year's performance provides the platform for the next year's targets, providing a continuous drive to higher levels of achievement.

Long-term incentive

     -- LTPP looks at performance against demanding three-year shareholder return, profitability and growth targets.

     -- For all three measures BP Amoco's performance is assessed in relation to the oil majors: Arco, Chevron, Exxon, Mobil, Shell, Texaco and Total. Participants benefit only when they deliver results above the median for this group.

     -- The maximum award can be made only when performance has been ahead of the competitor group on all three performance measures. For second and lower rankings progressively lower awards are made. No award is made to directors if BP Amoco's performance is below the median of the selected competitors.

     -- Share options (for North American executives only): The value of option gains depends entirely on appreciation of the company's stock price. These are not otherwise subject to performance conditions, in line with the practise followed previously by Amoco.

REPORT ON 1998 -- REMUNERATION DATA FOR EXECUTIVE DIRECTORS AND SENIOR
MANAGEMENT

BASE SALARY AWARDS

     The base salary structure for UK executives in BP was increased by 4% on April 1, 1998 but directors elected to defer receiving an increase until October 1998 due to the weak external environment.

     At Amoco, the equivalent increase for senior executives during 1998 was also 4%.

BONUS AWARDS

     Bonuses paid (see table below) refer to separate bonus plans which were in place throughout 1998 in BP and Amoco respectively.

     At the end of 1998, the BP Remuneration Committee established a rating of 75%, based on the achievement of targets set out in the performance contracts and in recognition of the effort required to achieve the merger. This rating represents the percentage of target bonus paid to each director.

     In December 1998 the Amoco board's Compensation and Organization Committee reviewed Amoco's performance results against the pre-set goals for the year in the areas of finance, operations, people and safety, as well as the strategic initiatives of the corporation relative to the merger. They determined a bonus outcome of 65% of target was appropriate and this is applicable to senior executives in the corporate plan, including Mr Fuller and Mr Lowrie.

ANNUAL REMUNERATION

                                                             Annual     Benefits
                                                        performance    and other      1998      1997
                                          Base salary         bonus   emoluments     Total     Total
                                          -----------   -----------   ----------   -------   -------
                                                                 ($ thousand)
Sir John Browne.........................          895           492          127     1,514     1,538
Dr J G S Buchanan.......................          533           296           70       899       927
R F Chase...............................          581           331           50       962       986
H L Fuller (a)..........................        1,073           572           29     1,674       n/a
Dr C S Gibson-Smith.....................          506           279           53       838       522
W G Lowrie (a)..........................          708           328           13     1,049       n/a
R L Olver (b)...........................          506           279          163       948       n/a
B K Sanderson...........................          581           331           75       987       999
K R Seal................................           --            --           --        --       879
Dr R W H Stomberg.......................           --            --           --        --     1,209
                                          -----------   -----------   ----------   -------   -------
Totals..................................        5,383         2,908          580     8,871     7,060
                                          ===========   ===========   ==========   =======   =======

------------

     The table above represents annual remuneration earned by, and paid to, executive directors in the 1998 financial year, with the exception of bonuses (which were earned in 1998 but paid in 1999). A conversion rate of L1 = $1.66 has been used for 1998, L1 = $1.64 for 1997.

(a) H L Fuller and W G Lowrie were appointed to the board on December 31, 1998, the effective date of the merger. However, the figures shown represent earnings for the whole 1998 calendar year.

(b) R L Olver was appointed to the board on January 1, 1998. His benefits and other emoluments include expatriation costs which were incurred before his board appointment.

LONG-TERM INCENTIVE AWARDS

BP LONG TERM PERFORMANCE PLAN

     Awards made in 1998 under the BP Long Term Performance Plan relate to the 1995-97 Plan (estimates of grant values were indicated in BP's 1997 Annual Report on Form 20-F).

     Awards made in 1999 under the BP Long Term Performance Plan relate to the 1996-98 Plan.

     BP came first in the 1996-98 Plan, and the Remuneration Committee made a maximum award. (The primary performance measure, BP's shareholder return against the market (SHRAM) was, at 22%, 18% ahead of the second-performing company in the peer group).

     The BP Remuneration Committee decided to set minimum award levels for the 1997 and 1998 plans. This decision was based on pre-merger announcement comparisons of total shareholder returns, and provides an indication for participants that the final outcome will be no less than the SHRAM performance measure position which BP held, in relation to its peer group comparators, before the merger.

     The total number of shares that may be awarded to all participants under the 1996-98 Plan is 3,399,000, with a value of $48 million based on a share price of $13.99 (mid-market price on February 16, 1999).

     Serving recipients in the LTPP are obliged to have the balance of their 1996-98 awards (after payment of taxes) retained in trust for at least a further three years. This restriction also applies to future Plans, together with additional share ownership requirements.

     Potential awards to executive directors, including an indicative range of potential awards under the 1997 and 1998 Plans, are set out in the table below.

LONG-TERM PERFORMANCE PLANS

                              1995-97              1996-98                 1997-99            1998-2000
                            ------------   ------------------------   -----------------   -----------------
Performance period of Plan          1998        1999           1999         2000                2001
                            ------------   ---------   ------------   -----------------   -----------------
                                                                          Range of potential awards(d)
Year of award                   Value of   Potential          Award   -------------------------------------
                                award(a)    award(b)       value(c)   Minimum   Maximum   Minimum   Maximum
                            ------------   ---------   ------------   -------   -------   -------   -------
                            ($ thousand)   (shares)    ($ thousand)       (shares)            (shares)
CURRENT EXECUTIVE
  DIRECTORS
Sir John Browne...........         1,331      81,300          1,137    48,780    81,300    40,140   133,800
Dr J G S Buchanan.........           776      64,400            901    48,780    81,300    23,850    79,500
R F Chase.................         1,331      81,300          1,137    48,780    81,300    25,770    85,900
Dr C S Gibson-Smith.......           498      55,800            781    42,000    70,000    22,740    75,800
R L Olver.................           498      47,500            665    42,000    70,000    22,740    75,800
B K Sanderson.............            --      81,300          1,137    48,780    81,300    25,770    85,900
FORMER EXECUTIVE DIRECTORS
S J Ahearne...............            --      27,100            379        --        --        --        --
K R Seal..................         1,331      54,200            758    16,260    27,100        --        --
Dr R W H Stomberg.........           776      54,200            758    16,260    27,100        --        --

------------

(a)  Based on average market price on date of award (L8.00/$13.28) at L1 =
     $1.66.

(b) Based on assessed performance and the other terms of the Plan.

(c)  Based on mid-market price of BP Amoco shares on February 16, 1999 ($13.99).

(d) Minimum awards were determined for these Plans prior to the completion of the merger. Actual awards will be determined at the end of each performance period.

AMOCO SHARE OPTION AWARDS

     In common with US market practice, long-term incentives in Amoco in 1998 were in the form of grants of executive share options. Those options were granted at a level in line with the oil and general industry markets in the USA and they had no performance conditions.

OTHER REMUNERATION FEATURES

SHARE SCHEMES AND OTHER BENEFITS

     In 1998, five UK directors were allocated shares under the BP Participating Share Scheme which is available to most UK employees. Under the Participating Scheme, the company matches employees' own contribution of shares, all of which are held for a defined period (see Item 18 -- Note 33 of Notes to Financial Statements). Five directors continued to participate in the Savings-Related Share Option Scheme, under which employees enter a savings plan to purchase shares after three or five years. This plan is also open to most UK employees.

     Mr Fuller and Mr Lowrie were eligible to participate in Amoco Corporate Benefit plans generally provided to Amoco employees, including an employee savings plan, containing a company matching contribution of up to 7% of annual earnings, and certain health and welfare plans, including medical and dental coverage, non-contributory group life insurance of one times annual earning, additional employee paid group life insurance, and short- and long-term sickness and disability coverage. In 1998, the company contributed $141,177 and $87,946 respectively to the Savings Plan as a company matching contribution.

DIRECTORS' EXECUTIVE SHARE OPTIONS (a)

                                         Number of options
                         -------------------------------------------------
                                 At                                     At                                Dates
                         January 1,                           December 31,            Average        from which            Expiry
                               1998     Granted   Exercised           1998    option price(b)       exercisable             dates
                         ----------   ---------   ---------   ------------   ----------------   ---------------   ---------------
                                                                                   (L)
Sir John Browne.........     79,400          --      79,400(c)           --               n/a               n/a               n/a
Dr J G S Buchanan.......     59,600          --          --         59,600               2.87    3/9/92-3/27/93    3/8/99-3/26/00
H L Fuller..............  6,542,560   1,191,000(d)   349,360(e)    7,384,200             5.14   3/27/92-3/24/00   3/27/00-3/24/08
W G Lowrie..............  3,120,420     635,200(d)   222,320(f)    3,533,300             5.28   3/27/92-3/24/00   3/27/00-3/24/08

---------------

(a) To allow meaningful comparison, all options in the above table are denoted in BP Amoco ordinary stock. (Mr Fuller's and Mr Lowrie's options were originally denoted in Amoco common stock, at the time of grant, but were converted to BP Amoco ADS shares at the time of merger. They are shown here for convenience as the equivalent number of BP Amoco ordinary shares at a sterling price, using an exchange rate of L1 = $1.66).

(b) These are the weighted average prices applicable to all shares under option at the end of the year. Full details of directors' shareholdings and options are available for inspection in the company's register of directors' interests.

(c)  Exercise price L3.38 and market price at date of exercise L9.50.

(d) Grant price L6.61.

(e) Exercise price L3.08, and market price at date of exercise L6.25.

(f) Exercise price L2.87 for 95,280 shares and L3.08 for 127,040 shares, and market price at dates of exercise L6.25 and L8.89 respectively.

     The market price of BP Amoco ordinary shares at December 31, 1998 was L8.98 ($14.91). The highest and lowest market price of BP ordinary shares during 1998 were L9.68 and L7.37 respectively.

DIRECTORS' SAVE AS YOU EARN (SAYE) SHARE OPTIONS

                                         Number of options
                         -------------------------------------------------
                                 At                                     At                                Dates
                         January 1,                           December 31,            Average        from which            Expiry
                               1998     Granted   Exercised           1998    option price(a)       exercisable             dates
                         ----------   ---------   ---------   ------------   ----------------   ---------------   ---------------
                                                                                   (L)
Sir John Browne.........      2,984          --          --          2,984               5.78            9/1/02           2/28/03
Dr J G S Buchanan.......      6,201         928(b)     3,640(c)        3,489             4.94     9/1/99-9/1/03   2/28/00-2/28/04
R F Chase...............      4,662          --          --          4,662               3.70            9/1/00           2/28/01
R L Olver...............      7,809          --       4,381(d)        3,428              5.03     9/1/01-9/1/02   2/28/02-2/28/03
B K Sanderson...........      4,267          --          --          4,267               4.04     9/1/99-9/1/02   2/28/00-2/28/03

---------------

(a) These are the weighted average prices applicable to all shares under option at the end of the year. Full details of directors' shareholdings and options are available for inspection in the company's register of directors' interests.

(b) Grant price L7.43.

(c)  Exercise price L2.06, and market price at date of exercise L8.28.

(d) Exercise price L2.06 for 3,640 shares and L2.48 for 741 shares, and market price at dates of exercise L7.95 and L9.11 respectively.

(e) For further details on SAYE Schemes see Item 18 -- Note 33 of Notes to Financial Statements.

     All executive directors are also deemed to have an interest in such shares of the company held from time to time by BP QUEST Company Limited to facilitate the operation of the company's SAYE option scheme.

PENSIONS

     Pension and other benefits relate to competitor practice in the home country of each senior executive.

     In the UK, eligible staff can join the BP Pension Scheme, which offers Inland Revenue-approved retirement benefits, based on final salary.

     Scheme members' core benefits, which are non-contributory, comprise a pension accrual rate of 1/60th of final basic salary for each year of service (inclusive of a proportion of the basic State pension) up to a limit of two-thirds of final basic salary; a lump-sum death-in-service benefit of three times salary; and a dependant's benefit of two-thirds of actual or prospective pension.

     Normal retirement age is 60, but members who have more than 30 years' service at age 55 can retire early without an actuarial pension reduction.

     Postretirement pensions are reviewed annually, and increases equivalent to Retail Price Index (up to 5%) are guaranteed.

     Directors in the BP Pension Scheme accrue pension at the enhanced rate of 2/60ths of their final basic salary for each year of service as executive directors (up to the same two-thirds limit).

     None of the UK resident directors is affected by the 'pensionable earnings cap'.

     The BP Pension Scheme is the principal section of the BP Pension Fund, the latter being established under a trust deed. Contributions to the Fund are made on the advice of the actuary appointed by the Trustee directors. No contributions were made to the Fund by the Company in 1998 in respect of pensions accruing under the BP Pension Scheme.

     Mr Fuller and Mr Lowrie participate in Amoco's Corporate Retirement Plan. Under this Plan, the amount of annuity they are eligible to receive on a single-life basis is determined under an annuity benefit formula.

     The annuity benefit formula (including a percentage of US Social Security benefits) is calculated at 1 2/3 x years of participation x average annual earnings. (Average annual earnings for Plan purposes are determined by the three highest consecutive years' salaries plus the three highest consecutive years' bonuses -- in the 10 years preceding retirement). The maximum annuity is 60% of this average.

     While normal benefit is calculated as a single life annuity payable at age 65, eligible employees can opt to receive this benefit in a number of actuarially equivalent forms (e.g. lump sum or joint and survivor annuity).

     Normal pensionable age in the US Plan is 65. Between 60 and 65 there is no actuarial reduction but the reduction is 5% per year between 50 and 59.

     In line with US tax regulations, benefits are provided as appropriate through a qualified and a restoration/non-qualified plan.

PENSION ENTITLEMENT -- UK EXECUTIVE DIRECTORS

                                                                               Additional        Additional
                                                                           pension earned    pension earned
                                                                Accrued        during the            during
                                     Years of service    entitlement at        year ended    the year ended
                                      at December 31,      December 31,      December 31,      December 31,
                                                 1998           1998(a)           1998(a)           1997(a)
                                     ----------------    --------------    --------------    --------------
                                                           ($ thousand)      ($ thousand)      ($ thousand)
Sir John Browne...................                32                626                45               118
Dr J G S Buchanan.................                29                327                32                20
R F Chase.........................                34                420                32                18
Dr C S Gibson-Smith...............                28                295                27                 5(b)
R L Olver.........................                25                300                27               n/a(b)
B K Sanderson.....................                34                420                32                16

------------

(a)  A conversion rate of L1 = $1.66 has been used for 1998, L1 = $1.64 for
     1997.

(b) Only includes pension earned from date of board appointment.

PENSION ENTITLEMENT -- US EXECUTIVE DIRECTORS

                                                                                              Additional
                                                                                          pension earned
                                                                               Accrued        during the
                                                    Years of service    entitlement at        year ended
                                                     at December 31,      December 31,      December 31,
                                                                1998           1998(a)           1998(a)
                                                    ----------------    --------------    --------------
                                                                          ($ thousand)      ($ thousand)
H L Fuller.......................................                37              1,146               128
W G Lowrie.......................................                32                475               111

------------

(a) Expressed as a single life annuity with benefit commencement at December 31, 1998.

SERVICE CONTRACTS

     All UK executive directors appointed since 1996 hold a contract of service which includes a one-year period of notice. Sir John Browne and Mr Chase were appointed before 1996 and have contracts which include a two-year notice period. Mr Sanderson's contract is due to expire within two years when he reaches the age of 60. Under each contract, the company reserves the right to make a payment in lieu of notice.

     Dr Stomberg was a director of BP prior to his retirement at the end of 1997. He now serves as a special adviser to the group chief executive on European matters at a fixed annual salary of DM1.1 million until the end of 1999.

     Mr Fuller's and Mr Lowrie's secondments to BP Amoco began on December 31, 1998. Mr Lowrie's underlying US employment agreement with BP Amoco Corporation was fixed for a three-year period which reflected his contract with Amoco. Mr Fuller's contract runs until the end of March 2000, when he is due to retire. Pursuant to Mr Fuller's and Mr Lowrie's service contracts, BP Amoco must pay each executive a severance payment which is substantially equal to three years of base salary if BP Amoco terminates his employment, other than for cause, disability or death, or if the executive terminates his employment with BP Amoco for 'good reason' as such term is defined in the service contract. Mr Lowrie resigned from the board on February 12, 1999 and will be retiring from BP Amoco Corporation in the first half of the year. He will be entitled to receive the severance payment upon his retirement.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

     The Articles of Association provide that the remuneration paid to non-executive directors shall be determined by the board within the limits set by the shareholders. Non-executive directors do not have service contracts with the company.

     During 1998 the chairman of BP received a fee of $265,600. The non-executive directors of BP received a basic fee of $41,500 per annum and extra remuneration for duties on board committees. Details of individual fees are set out below.

     The non-executive directors of Amoco received fees of $64,000 per annum during 1998. In addition, each Amoco non-executive director was granted 600 shares of Amoco common stock, subject to forfeiture and transfer restrictions relating to continued service on the board. At the date of the awards the shares were worth $25,762, giving a total remuneration as at the date of the award of $89,762 per director. Those Amoco directors who left the board in December 1998 following the merger were also paid the amounts shown in the footnotes to the table in recognition of their years of service and contributions to the Amoco board.

     The remuneration of non-executive directors of BP Amoco was revised following the merger. This has been set at $66,400 per annum, plus an allowance of $4,890 for occasions on which a director is required to travel across the Atlantic for a board meeting or committee meeting. During 1999 the board will meet eight times, five times in the UK and three times in the USA. Committee meetings are held in conjunction with board meetings whenever feasible.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

                                                             Year ended             Year ended
                                                      December 31, 1998      December 31, 1997
                                                      -----------------      -----------------
                                                                    ($ thousand)
CURRENT DIRECTORS
R S Block.........................................                   90                     80
J H Bryan.........................................                   90                     80
E B Davis, Jr.....................................                   90                     80
R J Ferris........................................                   90                     80
C F Knight........................................                   52(a)                  51(b)
F A Maljers.......................................                   90                     80
Dr W E Massey.....................................                   90                     80
H M P Miles.......................................                   61(a)(c)                61(b)(d)
Sir Robin Nicholson...............................                   46(a)(e)                73(b)
Sir Ian Prosser...................................                   55(a)                  34(b)
P D Sutherland....................................                  266(a)                 216(b)
M H Wilson........................................                   90                     80
R P Wilson........................................                   18(a)                  --
The Lord Wright of Richmond.......................                   61(a)                  61(b)
DIRECTORS LEAVING THE BOARD IN 1998
D R Beall.........................................                  393(f)                  80
Sir James Glover..................................                   61(a)                  69(b)
Dr K N Horn.......................................                   51(a)                  51(b)
A C Martinez......................................                  244(g)                  80
M R Seger.........................................                  393(f)                  80
Sir Patrick Sheehy................................                   51(a)                  54(b)
T M Solso.........................................                  214(h)                  80
DIRECTORS WHO RETIRED BEFORE 1998
The Lord Simon of Highbury........................                   --                    535(b)
                                                      -----------------      -----------------
Total.............................................                2,596                  2,085
                                                      =================      =================

------------

(a)  Sterling payments converted at the average 1998 exchange rate of L1 =
     $1.66.

(b) Sterling payments converted at the average 1997 exchange rate of L1 = $1.64.

(c)  Paid in part to his employer.

(d) Paid to his employer.

(e) Also received $22,687 for serving on the Technical Advisory Council.

(f) Includes standard non-executive director remuneration of $89,762 and a special payment of $304,000 in recognition of service to the Amoco board.

(g) Includes standard non-executive director remuneration of $89,762 and a special payment of $154,000 in recognition of service to the Amoco board.

(h) Includes standard non-executive director remuneration of $89,762 and a special payment of $124,000 in recognition of service to the Amoco board.

     Total emoluments include salary and benefits earned and paid during the relevant financial year, plus bonuses, which are paid in the following year, plus for 1998 the value of the awards made under the 1996-98 Plan in respect of the three years covered by that Plan. The total remuneration paid during 1998 to all directors and the secretary as a group was $11,892,000. As the merger between BP and Amoco occurred on December 31, 1998 this represents the total remuneration of the BP directors and secretary only.

ITEM 12 -- OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES (A)

     Pursuant to the various BP Amoco Group share option schemes, the following options for Ordinary Shares of the Company were outstanding at March 29, 1999:

                    Expiry          Exercise
    Options       dates of             price
outstanding        options         per share
-----------   ------------   ---------------
    (shares)
162,397,886   1999 to 2009   $3.70 to $15.83

     No options under the BP executive share option scheme were granted to executive directors during the year. For options granted to Mr Fuller and Mr Lowrie, see Item 11 -- Compensation of Directors and Officers.

     As at March 29, 1999, the following directors, together with the secretary of BP Amoco p.l.c., held options under the BP Amoco Group share option schemes for Ordinary Shares as set out below:

Sir John Browne.......................      2,984
J G S Buchanan........................      3,489
R F Chase.............................      4,662
H L Fuller............................  7,384,200
R L Olver.............................      3,428
B K Sanderson.........................      4,267
J C Hanratty..........................      4,662
                                        ---------
Total.................................  7,407,692
                                        =========

------------

(a) See also Item 18 -- Note 33 of Notes to Financial Statements.

ITEM 13 -- INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     In the ordinary course of its business the Group has transactions with various organizations with which certain of its directors are associated but, except as described in this report, no such material transactions have been entered into in the period commencing January 1, 1998 to March 29, 1999.

                                    PART III

ITEM 15 -- DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16 -- CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES
           AND USE OF PROCEEDS

     BP Amoco p.l.c.'s Articles of Association were amended by special resolution on November 25, 1998. The Deposit Agreement, among BP Amoco p.l.c., Morgan Guaranty Trust Company of New York and the holders of ADRs from time to time, was amended effective December 31, 1998.

     The 'Description of BP Amoco Ordinary Shares' and 'Description of BP Amoco American Depositary Shares' contained in BP Amoco's Report on Form 6-K filed on March 25, 1999, are incorporated herein by reference.

                                    PART IV

ITEM 18 -- FINANCIAL STATEMENTS

     See pages F-3 through F-97 and page S-1, incorporated herein by reference.

ITEM 19 -- FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS

     The following financial statements, together with the reports of the Independent Auditors thereon, are filed as part of this annual report:

                                                              Page
                                                              ----
Reports of Independent Auditors and Consents of Independent
  Auditors..................................................   F-1
Consolidated Statement of Income for the Years Ended
  December 31, 1998, 1997 and 1996..........................   F-3
Consolidated Balance Sheet at December 31, 1998 and 1997....   F-4
Consolidated Statement of Cash Flows for the Years Ended
  December 31, 1998, 1997 and 1996..........................   F-5
Statement of Total Recognized Gains and Losses for the Years
  Ended December 31, 1998, 1997 and 1996....................   F-5
Statement of Changes in BP Amoco Shareholders' Interest for
  the Years Ended December 31, 1998, 1997 and 1996..........   F-6
Notes to Financial Statements...............................   F-8
Supplementary Oil and Gas Information (Unaudited)...........  F-87
Schedule for the Years Ended December 31, 1998, 1997 and
  1996
  Schedule II Valuation and Qualifying Accounts.............   S-1

     All other Schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

(B) EXHIBITS

     The following documents are filed as part of this annual report:

                                                              Page
                                                              ----
Computation of Ratio of Earnings to Fixed Charges
  (Unaudited)...............................................  E-1

Amended Memorandum and Articles of Association of BP Amoco p.l.c. (incorporated herein by reference to Report on Form 6-K dated January 4, 1999).

Amended and Restated Deposit Agreement effective as of December 31, 1998, among
  BP Amoco p.l.c., Morgan Guaranty Trust Company of New York, as Depositary and all holders from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to the Registration Statement on Form F-6 (file no. 333-9566)).

     The total amount of long-term debt securities of the Registrant and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of BP Amoco p.l.c. and its subsidiaries on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BP AMOCO p.l.c.
                                            (Registrant)

                                          /s/ JUDITH C. HANRATTY

          ----------------------------------------------------------------------
                                          Judith C. Hanratty
                                            (Secretary)

Dated: April 1, 1999

                        BP AMOCO P.L.C. AND SUBSIDIARIES

                         REPORT OF INDEPENDENT AUDITORS

To: THE BOARD OF DIRECTORS
     BP Amoco p.l.c.

     We have audited the accompanying consolidated balance sheets of BP Amoco p.l.c. as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in BP Amoco shareholders' interest, total recognized gains and losses, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule listed in the Index at Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     The consolidated financial statements give retroactive effect to the merger of The British Petroleum Company p.l.c. and Amoco Corporation, which has been accounted for as a merger as described in Note 44 to the consolidated financial statements. We did not audit the financial statements of Amoco Corporation, which statements reflect total assets constituting 39% for 1997 of the related consolidated financial statement total, and which reflect net income constituting approximately 33% and 45% of the related consolidated financial statement totals for the years ended December 31, 1997 and 1996, respectively. Those statements, which were prepared in accordance with accounting principles generally accepted in the United States, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Amoco Corporation for 1997 and 1996 (before the conversion to accounting principles generally accepted in the United Kingdom), is based solely on the report of the other auditors.

     We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation (including the conversion of the financial statements of Amoco Corporation to accounting principles generally accepted in the United Kingdom). We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BP Amoco p.l.c. at December 31, 1998 and 1997, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 45 of Notes to Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                               /s/ ERNST & YOUNG
                                               ------------------------------
London, England                                Ernst & Young
February 17, 1999

--------------------------------------------------------------------------------

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference of our report dated February 17, 1999, with respect to the consolidated financial statements of BP Amoco p.l.c. included in this Annual Report (Form 20-F) for the year ended December 31, 1998 in the following Registration Statements:

     Registration Statement on Form F-3 (File No. 333-9790) of BP Amoco p.l.c.

     Registration Statements on Form F-3 (File Nos. 33-39075 and 33-20338) of BP America Inc. and BP Amoco p.l.c.;

     Registration Statement on Form F-3 (File No. 33-29102) of The Standard Oil Company and BP Amoco p.l.c.; and

     Registration Statements on Form S-8 (File Nos. 33-21868, 333-9020 and 333-9798) of BP Amoco p.l.c.

                                               /s/ ERNST & YOUNG
                                               ------------------------------
London, England                                Ernst & Young
April 1, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To: THE BOARD OF DIRECTORS AND
     Shareholders of Amoco Corporation

     In our opinion, the consolidated statement of financial position and the related consolidated statements of income, shareholders' equity, and cash flows (not presented separately herein) present fairly, in all material respects, the financial position of Amoco Corporation and its subsidiaries at December 31, 1997, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Amoco Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
------------------------------------------
Chicago, Illinois
February 24, 1998
--------------------------------------------------------------------------------

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-21868, 333-9020 and 333-9798) of BP Amoco p.l.c. and in the Prospectuses constituting part of the Registration Statements on Form F-3 (No. 33-39075 and 33-20338) of BP America and BP Amoco p.l.c. and (No. 33-29102) of The Standard Oil Company and BP Amoco p.l.c. and (No. 333-9790) of BP Amoco p.l.c. of our report dated February 24, 1998, appearing in Item 19 of this Annual Report on Form 20-F.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------------------
PRICEWATERHOUSECOOPERS LLP
CHICAGO, ILLINOIS
APRIL 1, 1999

                        BP AMOCO P.L.C. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                   Years ended December 31,
                                                                 -----------------------------
                                                         Note       1998       1997       1996
                                                         ----    -------    -------    -------
                                                                 ($ million, except per share
                                                                           amounts)
TURNOVER..............................................            83,732    108,564    102,064
Less: Joint ventures..................................            15,428     16,804         --
                                                                 -------    -------    -------
GROUP TURNOVER........................................      2     68,304     91,760    102,064
Replacement cost of sales.............................            56,354     73,928     81,922
Production taxes......................................      3        604      1,307      1,611
                                                                 -------    -------    -------
GROSS PROFIT..........................................            11,346     16,525     18,531
Distribution and administration expenses..............      4      6,044      6,742      8,367
Exploration expense...................................               921        962        997
                                                                 -------    -------    -------
                                                                   4,381      8,821      9,167
Other income..........................................      5        709        662        714
                                                                 -------    -------    -------
GROUP REPLACEMENT COST OPERATING PROFIT...............             5,090      9,483      9,881
Share of profits of joint ventures....................               825        544         --
Share of profits of associated undertakings...........               522        556        663
                                                                 -------    -------    -------
TOTAL REPLACEMENT COST OPERATING PROFIT...............             6,437     10,583     10,544
Profit (loss) on sale of businesses...................      6        395        127        127
Profit (loss) on sale of fixed assets.................      6        653        313       (298)
Merger expenses.......................................      6       (198)        --         --
Refinery network rationalization......................      6         --         71         --
European refining and marketing joint venture
  implementation......................................      6         --         --       (532)
                                                                 -------    -------    -------
REPLACEMENT COST PROFIT BEFORE INTEREST AND TAX.......             7,287     11,094      9,841
Inventory holding gains (losses)......................            (1,391)      (939)     1,172
                                                                 -------    -------    -------
HISTORICAL COST PROFIT BEFORE INTEREST AND TAX........             5,896     10,155     11,013
Interest expense......................................      7      1,053        908      1,004
                                                                 -------    -------    -------
PROFIT BEFORE TAXATION................................             4,843      9,247     10,009
Taxation..............................................      9      1,520      3,066      2,755
                                                                 -------    -------    -------
PROFIT AFTER TAXATION.................................             3,323      6,181      7,254
Minority shareholders' interest.......................                63        151         13
                                                                 -------    -------    -------
PROFIT FOR THE YEAR*..................................             3,260      6,030      7,241
Dividend requirements on preference shares*...........                 1          1          1
                                                                 -------    -------    -------
PROFIT FOR THE YEAR APPLICABLE TO ORDINARY SHARES*....             3,259      6,029      7,240
                                                                 =======    =======    =======
PROFIT PER ORDINARY SHARE -- CENTS
Basic.................................................     11         34         63         76
Diluted...............................................     11         34         63         75
                                                                 =======    =======    =======
DIVIDENDS PER ORDINARY SHARE -- CENTS.................     10       39.5         36         31
                                                                 =======    =======    =======
Average number outstanding of 50 cents ordinary shares
  (in millions).......................................             9,596      9,592      9,559
                                                                 =======    =======    =======

------------

* A summary of the adjustments to profit for the year of the Group which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 45.

   The Notes to Financial Statements are an integral part of this Statement.

                        BP AMOCO P.L.C. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                       December 31,
                                                             ---------------------------------
                                                      Note        1998              1997
                                                      ----   ---------------   ---------------
                                                                        ($ million)
FIXED ASSETS
  Intangible assets................................     19             3,037             2,582
  Tangible assets..................................     20            54,465            52,263
  Investments
     Joint ventures
       Gross assets................................           9,053             9,147
       Gross liabilities...........................           4,048             3,523
                                                             ------            ------
     Net investment................................     21             5,005             5,624
     Associated undertakings.......................     21             4,162             4,354
     Other.........................................     21               605               398
                                                                      ------            ------
                                                                       9,772            10,376
                                                                      ------            ------
TOTAL FIXED ASSETS.................................                   67,274            65,221
CURRENT ASSETS
  Inventories......................................     22    3,642             4,923
  Trade receivables................................     23    5,778             7,725
  Other receivables falling due
     Within one year...............................     23    3,626             3,658
     After more than one year......................     23    3,305             2,998
  Investments......................................     24      470             1,067
  Cash at bank and in hand.........................             405               355
                                                             ------            ------
                                                             17,226            20,726
                                                             ------            ------
CURRENT LIABILITIES -- FALLING DUE WITHIN ONE YEAR
  Finance debt.....................................     25    2,837             2,856
  Trade payables...................................     26    5,091             5,854
  Other accounts payable and accrued liabilities...     26   10,238            11,817
                                                             ------            ------
                                                             18,166            20,527
                                                             ------            ------
NET CURRENT (LIABILITIES) ASSETS...................                     (940)              199
                                                                      ------            ------
TOTAL ASSETS LESS CURRENT LIABILITIES..............                   66,334            65,420
Noncurrent liabilities
  Finance debt.....................................     25   10,918            10,021
  Accounts payable and accrued liabilities.........     26    2,109             2,562
Provisions for liabilities and charges
  Deferred taxation................................      9    1,632             1,183
  Other............................................     27    8,817             8,806
                                                             ------            ------
                                                                      23,476            22,572
                                                                      ------            ------
NET ASSETS.........................................                   42,858            42,848
Minority shareholders' interest....................                    1,072             1,100
                                                                      ------            ------
BP AMOCO SHAREHOLDERS' INTEREST*...................                   41,786            41,748
                                                                      ======            ======
REPRESENTED BY:
Capital shares
  Preference.......................................                       21                21
  Ordinary.........................................                    4,842             4,309
Paid in surplus....................................     29             3,386             3,777
Merger reserve.....................................     29               697               650
Retained earnings..................................     30            32,840            32,991
                                                                      ------            ------
                                                                      41,786            41,748
                                                                      ======            ======

------------
* A summary of the adjustments to BP Amoco shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 45.

 The Notes to Financial Statements are an integral part of this Balance Sheet.

                        BP AMOCO P.L.C. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                                       Years ended December 31,
                                                                      --------------------------
                                                              Note      1998      1997      1996
                                                              ----    ------    ------    ------
                                                                             ($ million)
NET CASH INFLOW FROM OPERATING ACTIVITIES...................    31     9,586    15,558    13,679
                                                                      ------    ------    ------
DIVIDENDS FROM JOINT VENTURES...............................             544       190        --
DIVIDENDS FROM ASSOCIATED UNDERTAKINGS......................             422       551       476
                                                                      ------    ------    ------
SERVICING OF FINANCE AND RETURNS ON INVESTMENTS
Interest received...........................................             223       243       199
Interest paid...............................................            (961)     (911)   (1,109)
Dividends received..........................................              43        13        30
Dividends paid to minority shareholders.....................            (130)       --        --
                                                                      ------    ------    ------
NET CASH OUTFLOW FROM SERVICING OF FINANCE AND RETURNS ON
  INVESTMENTS...............................................            (825)     (655)     (880)
                                                                      ------    ------    ------
TAXATION
UK corporation tax..........................................            (391)     (500)     (450)
Overseas tax................................................          (1,314)   (1,773)   (1,981)
                                                                      ------    ------    ------
TAX PAID....................................................          (1,705)   (2,273)   (2,431)
                                                                      ------    ------    ------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Payments for fixed assets...................................          (8,431)   (8,600)   (8,924)
Purchase of shares for employee share schemes...............            (254)     (300)      (14)
Proceeds from the sale of fixed assets......................    18     1,387     1,468       973
                                                                      ------    ------    ------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL
  INVESTMENT................................................          (7,298)   (7,432)   (7,965)
                                                                      ------    ------    ------
ACQUISITIONS AND DISPOSALS
Investments in associated undertakings......................            (396)   (1,021)     (383)
Acquisitions................................................    17      (314)       --      (535)
Net investment in joint ventures............................             708    (1,967)       --
Proceeds from the sale of businesses........................    18       780       364       827
                                                                      ------    ------    ------
NET CASH INFLOW (OUTFLOW) FOR ACQUISITIONS AND DISPOSALS....             778    (2,624)      (91)
                                                                      ------    ------    ------
EQUITY DIVIDENDS PAID.......................................          (2,408)   (2,437)   (2,411)
                                                                      ------    ------    ------
NET CASH INFLOW (OUTFLOW)...................................            (906)      878       377
                                                                      ======    ======    ======
FINANCING...................................................    31      (377)    1,012       828
MANAGEMENT OF LIQUID RESOURCES..............................    31      (596)     (167)     (147)
INCREASE (DECREASE) IN CASH.................................    31        67        33      (304)
                                                                      ------    ------    ------
                                                                        (906)      878       377
                                                                      ======    ======    ======

--------------------------------------------------------------------------------

                 STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                         Years ended December 31,
                                                                        --------------------------
                                                                          1998      1997      1996
                                                                        ------    ------    ------
                                                                               ($ million)
PROFIT FOR THE YEAR.........................................             3,260     6,030     7,241
Currency translation differences............................                55    (1,587)      367
                                                                        ------    ------    ------
TOTAL RECOGNIZED GAINS AND LOSSES FOR THE YEAR..............             3,315     4,443     7,608
                                                                        ======    ======    ======

------------

For a cash flow statement and a statement of comprehensive income prepared on the basis of US GAAP see Note 45 -- US generally accepted accounting principles.
--------------------------------------------------------------------------------

  The Notes to Financial Statements are an integral part of these Statements.

                        BP AMOCO P.L.C. AND SUBSIDIARIES
            STATEMENT OF CHANGES IN BP AMOCO SHAREHOLDERS' INTEREST

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     During 1998 the parent company's authorized share capital of L2,000 million was redenominated and increased to 12 billion ordinary shares of 50 cents each amounting to $6 billion plus preference shares of L12,750,000 ($21 million). On December 31, 1998, the parent company issued 3,797,071,800 ordinary shares to Amoco shareholders on completion of the BP/Amoco merger and also during the year 110,285,094 ordinary shares were issued under the share dividend plan by capitalization of the share premium account and 13,069,529 ordinary shares were issued under employee share schemes. The authorized ordinary share capital of The British Petroleum Co. p.l.c. at December 31, 1997 and 1996 was 7,949,000,000 ordinary shares of 25 pence each.

     The share capital at December 31, was as follows:

                                                                 Shares
                                                       ---------------------------
                                                           Authorized       Issued       Amount
                                                       --------------   ----------   ----------
                                                                                         ($
                                                                                      million)
NON-EQUITY -- PREFERENCE SHARES
8% (now 5.6% + tax credit) cumulative first
  preference shares of L1 each at December 31, 1998,
  1997 and 1996.....................................        7,250,000    7,232,838           12
                                                       ==============   ==========   ==========
9% (now 6.3% + tax credit) cumulative second
  preference shares of L1 each at December 31, 1998,
  1997 and 1996.....................................        5,500,000    5,473,414            9
                                                       ==============   ==========   ==========
EQUITY -- ORDINARY SHARES OF 50 CENTS EACH
  Authorized
  December 31, 1998.................................   12,000,000,000
                                                       ==============

                                                             Years ended December 31,
                                       ---------------------------------------------------------------------
                                               1998                    1997                    1996
                                       ---------------------   ---------------------   ---------------------
                                          Shares      Amount      Shares      Amount      Shares      Amount
Issued                                 ---------   ---------   ---------   ---------   ---------   ---------
                                       (thousands)        ($   (thousands)        ($   (thousands)        ($
                                                    million)                million)                million)
  January 1..........................  9,597,793       4,309   9,598,573       4,361   9,516,786       4,144
  Employee share schemes -- Amoco....     16,763           8      15,209           8      10,556           5
  Employee share schemes -- BP.......     13,070           5      25,198          10      20,007           8
  Share dividend plan -- BP..........    110,285          46      87,179          36      54,849          22
  Share repurchases -- Amoco.........    (54,901)        (27)   (128,366)        (64)     (3,625)         (2)
  Redenomination of BP shares into US
     dollars.........................         --         484          --          --          --          --
  Exchange adjustment................         --          17          --         (42)         --         184
                                       ---------   ---------   ---------   ---------   ---------   ---------
  December 31........................  9,683,010       4,842   9,597,793       4,309   9,598,573       4,361
                                       =========   =========   =========   =========   =========   =========
PAID IN SURPLUS
  January 1..........................                  3,777                   3,733                   3,348
  Premium on shares issued:
     Employee share schemes -- BP....                    117                     144                     120
     Share dividend plan -- BP (a)...                    (46)                    (36)                    (22)
  Exchange adjustment................                     22                     (64)                    287
  Redenomination of BP shares into US
     dollars.........................                   (484)                     --                      --
                                                   ---------               ---------               ---------
  December 31........................                  3,386                   3,777                   3,733
                                                   =========               =========               =========

   The Notes to Financial Statements are an integral part of this Statement.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

      STATEMENT OF CHANGES IN BP AMOCO SHAREHOLDERS' INTEREST (CONCLUDED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
MERGER RESERVE
  January 1.................................................        650        673        620
  Employee share schemes -- Amoco...........................         97         92         53
  Share repurchases -- Amoco................................        (50)      (115)        --
                                                                -------    -------    -------
  December 31...............................................        697        650        673
                                                                =======    =======    =======
RETAINED EARNINGS
  January 1.................................................     32,991     32,231     27,718
  Profit for the year.......................................      3,260      6,030      7,241
  Exchange adjustment.......................................         16     (1,481)      (104)
  Share repurchase -- Amoco.................................       (507)    (1,244)       (36)
  Dividends (c)
     Preference (non-equity)................................         (1)        (1)        (1)
     Ordinary (equity)......................................     (4,120)    (3,451)    (3,006)
  Qualifying Employee Share Ownership Trust (d).............        (42)        --         --
  Share dividend plan.......................................      1,243        907        417
                                                                -------    -------    -------
  December 31...............................................     32,840     32,991     32,231
                                                                =======    =======    =======

------------

(a)  During 1998, 110,285,094 Ordinary Shares (1997, 87,179,495 and 1996,
     54,848,723) were issued under the share dividend plan at par value, by capitalization of paid in surplus.

(b) On a show-of-hands vote on an ordinary resolution at a general meeting, shareholders present in person or by proxy have one vote each. Special resolutions are voted on by poll. On a poll, shareholders present in person or by proxy have two votes for every L5 in nominal amount of the first and second preference shares held and one vote for every ordinary share held.

(c)  See Note 10 -- Dividends.

(d) See Note 33 -- Employee share schemes.

(e) See Note 30 -- Retained earnings.

   The Notes to Financial Statements are an integral part of this Statement.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 1 -- ACCOUNTING POLICIES

     ACCOUNTING STANDARDS

     The accounts are prepared in accordance with applicable UK accounting standards. The Group has adopted the following Financial Reporting Standards
(FRSs) during 1998: FRS9 'Associates and Joint Ventures'; FRS10 'Goodwill and Intangible Assets'; FRS11 'Impairment of Fixed Assets and Goodwill' and FRS14 'Earnings per Share'.

     The financial information for 1997 and 1996 has been restated to comply with the requirements of FRS9. See Note 43 for further information. The restatement has had no effect on the profit for the year and net assets.

     BASIS OF PREPARATION

     The Group's main activities are the exploration and production of crude oil and natural gas; the refining, marketing, supply and transportation of petroleum products; and the manufacturing and marketing of petrochemicals.

     The preparation of financial statements in conformity with UK generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses; and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

     MERGER ACCOUNTING

     The financial statements have been prepared using the merger method of accounting in relation to the merger of BP and Amoco. Under merger accounting, the results and cash flows of BP and Amoco are combined from the beginning of the financial period in which the merger occurred and their assets and liabilities combined at the amounts at which they were previously recorded after adjusting to achieve consistency of accounting policies. Income statement, balance sheet and cash flow comparatives are restated on the combined basis. See
Note 44 for further information.

     GROUP CONSOLIDATION

     The Group financial statements comprise a consolidation of the accounts of the parent company and its subsidiary undertakings (subsidiaries). The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes.

     An associated undertaking (associate) is an entity in which the Group has a long term equity interest and over which it exercises significant influence. The consolidated financial statements include the Group proportion of the operating profit or loss, exceptional items, inventory holding gains or losses, interest expense, taxation and net assets of associates (the equity method).

     A joint venture is an entity in which the Group has a long-term interest and shares control with one or more co-venturers. The consolidated financial statements include the Group proportion of turnover, operating profit or loss, exceptional items, inventory holding gains or losses, interest expense, taxation, gross assets and gross liabilities of the joint venture (the gross equity method).

     Certain of the Group's activities are conducted through joint arrangements and are included in the consolidated financial statements in proportion to the Group's interest in the income, expenses, assets and liabilities of these joint arrangements.

     On the acquisition of a subsidiary, or of an interest in a joint venture or associated undertaking, fair values reflecting conditions at the date of acquisition are attributed to the identifiable net assets acquired. When the cost of acquisition exceeds the fair values attributable to the Group's share of such net assets

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 1 -- ACCOUNTING POLICIES (CONTINUED)

     GROUP CONSOLIDATION (CONCLUDED)
the difference is treated as purchased goodwill. This is capitalized and amortized over its estimated useful economic life, limited to a maximum period of 20 years.

     ACCOUNTING CONVENTION

     The accounts are prepared under the historical cost convention. Historical cost accounts show the profits available to shareholders and are the most appropriate basis for presentation of the Group's balance sheet. Profit or loss determined under the historical cost convention includes inventory holding gains or losses and, as a consequence, does not necessarily reflect underlying trading results.

     REPLACEMENT COST

     The results of individual businesses and geographical areas are presented on a replacement cost basis. Replacement cost operating results exclude inventory holding gains or losses and reflect the average cost of supplies incurred during the year, and thus provide insight into underlying trading results. Inventory holding gains or losses represent the difference between the replacement cost of sales and the historical cost of sales calculated using the first-in first-out method.

     INVENTORY VALUATION

     Inventories are valued at cost to the Group using the first-in first-out method or at net realizable value, whichever is the lower. Stores are stated at or below cost calculated mainly using the average method.

     FOREIGN CURRENCIES

     On consolidation, assets and liabilities of subsidiary undertakings are translated into US dollars at closing rates of exchange. Income and cash flow statements are translated at average rates of exchange.

     Exchange differences resulting from the retranslation of net investments in subsidiary and associated undertakings at closing rates, together with differences between income statements translated at average rates and at closing rates, are dealt with in retained earnings. Exchange gains and losses arising on long-term foreign currency borrowings used to finance the Group's foreign currency investments are also dealt with in retained earnings. All other exchange gains or losses on settlement or translation at closing rates of exchange of monetary assets and liabilities are included in the determination of profit for the year.

     DERIVATIVE FINANCIAL INSTRUMENTS

     The Group is a party to derivative financial instruments (derivatives) primarily to manage exposures to fluctuations in foreign currency exchange rates and interest rates, and to manage some of its margin exposure from changes in oil and natural gas prices.

     All derivatives which are held for trading purposes and all oil price derivatives held for risk management purposes are marked to market and all gains and losses recognized in the income statement.

     Interest rate swap agreements, swaptions and futures contracts are used to manage interest rate exposures. Amounts payable or receivable in respect of these derivatives are recognized as adjustments to interest expense over the period of the contracts.

     As part of exchange rate risk management, foreign currency swap agreements and forward contracts are used to convert non-US dollar borrowings into US dollars. Gains and losses on these derivatives are deferred and recognized on maturity of the underlying debt, together with the matching loss or gain on the debt. Foreign currency forward contracts and options are used to hedge significant non-US dollar firm

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 1 -- ACCOUNTING POLICIES (CONTINUED)

     DERIVATIVE FINANCIAL INSTRUMENTS (CONCLUDED) commitments or anticipated transactions. Gains and losses on these contracts and option premia paid are also deferred and recognized in the income statement or as adjustments to carrying amounts, as appropriate, when the hedged transaction occurs.

     EXPLORATION EXPENDITURE

     Exploration expenditure is accounted for in accordance with the successful efforts method. Exploration and appraisal drilling expenditure is initially capitalized as an intangible fixed asset. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to tangible production assets. All exploration expenditure determined as unsuccessful is charged against income. Exploration license acquisition costs are amortized over the estimated period of exploration. Geological and geophysical exploration costs are charged against income as incurred.

     DEPRECIATION

     Oil and gas production assets are depreciated using a unit-of-production method based upon estimated proved reserves. Other tangible and intangible assets are depreciated on the straight line method over their estimated useful lives. The average estimated useful lives of refineries are 20 years, chemicals manufacturing plants are 20 years and service stations 15 years. Other intangibles are amortized over a maximum period of 20 years.

     The Group undertakes a review for impairment of a fixed asset or goodwill if events or changes in circumstances indicate that the carrying amount of the fixed asset or goodwill may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realizable value and value in use, the fixed asset or goodwill is written down to its recoverable amount. The value in use is determined from estimated discounted future net cash flows.

     DECOMMISSIONING

     Provision is made for the decommissioning of production facilities in accordance with local conditions and requirements on the basis of costs estimated as at the balance sheet date. The provision is allocated over accounting periods using a unit-of-production method based on estimated proved reserves.

     PETROLEUM REVENUE TAX

     The charge for petroleum revenue tax is calculated using a unit-of-production method.

     CHANGES IN UNIT-OF-PRODUCTION FACTORS

     Changes in factors which affect unit-of-production calculations are dealt with prospectively, not by immediate adjustment of prior years' amounts.

     ENVIRONMENTAL LIABILITIES

     Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future earnings are expensed.

     Liabilities for environmental costs are recognized when environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated. Generally, the timing of these provisions

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 1 -- ACCOUNTING POLICIES (CONCLUDED)
     ENVIRONMENTAL LIABILITIES (CONCLUDED)
coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

     LEASES

     Assets held under leases which result in Group companies receiving substantially all risks and rewards of ownership (capital leases) are capitalized as tangible fixed assets at the estimated present value of underlying lease payments. The corresponding capital lease obligation is included with borrowings. Rentals under operating leases are charged against income as incurred.

     RESEARCH

     Expenditure on research is written off in the year in which it is incurred.

     INTEREST

     Interest is capitalized gross during the period of construction where it relates either to the financing of major projects with long periods of development or to dedicated financing of other projects. All other interest is charged against income.

     PENSIONS AND OTHER POSTRETIREMENT BENEFITS

     The cost of providing pensions and other postretirement benefits is charged to income on a systematic basis, with pension surpluses and deficits amortized over the average expected remaining service lives of current employees. The difference between the amounts charged to income and the contributions made to pension plans is included within other provisions or debtors as appropriate. The amounts accrued for other postretirement benefits and unfunded pension liabilities are included within other provisions.

     DEFERRED TAXATION

     Deferred taxation is calculated, using the liability method, in respect of timing differences arising primarily from the difference between the accounting and tax treatments of both depreciation and petroleum revenue tax. Provision is made or recovery anticipated where timing differences are expected to reverse in the foreseeable future.

NOTE 2 -- TURNOVER

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and operating revenue.................................     76,448    100,913    128,325
Customs duties and sales taxes..............................      8,144      9,153     26,261
                                                                -------    -------    -------
                                                                 68,304     91,760    102,064
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 3 -- PRODUCTION TAXES

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
UK petroleum revenue tax....................................         45        306        480
Overseas production taxes...................................        559      1,001      1,131
                                                                -------    -------    -------
                                                                    604      1,307      1,611
                                                                =======    =======    =======

NOTE 4 -- DISTRIBUTION AND ADMINISTRATION EXPENSES

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Distribution................................................      4,714      5,178      6,927
Administration..............................................      1,330      1,564      1,440
                                                                -------    -------    -------
                                                                  6,044      6,742      8,367
                                                                =======    =======    =======

NOTE 5 -- OTHER INCOME

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Income from other fixed asset investments...................         74        101        173
Other interest and miscellaneous income.....................        635        561        541
                                                                -------    -------    -------
                                                                    709        662        714
                                                                =======    =======    =======
Income from investments publicly traded included above......         --          2          3
                                                                -------    -------    -------

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 6 -- EXCEPTIONAL ITEMS

     Exceptional items comprise profit (loss) on sale of businesses and fixed assets, merger expenses, refinery network rationalization costs and European refining and marketing joint venture implementation costs as follows:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Profit (loss) on sale of businesses
-- Group....................................................        310        250        127
-- Joint ventures...........................................         85       (123)        --
Profit (loss) on sale of fixed assets -- Group..............        653        313       (298)
                                                                -------    -------    -------
                                                                  1,048        440       (171)
Merger expenses -- Group....................................       (198)        --         --
Refinery network rationalization -- Group...................         --         71         --
European refining and marketing joint venture
  implementation -- Group...................................         --         --       (532)
                                                                -------    -------    -------
Exceptional items...........................................        850        511       (703)
Taxation credit (charge):
Sale of businesses..........................................        (36)        (7)       (92)
Sale of fixed assets........................................       (185)      (208)        52
Merger expenses.............................................         23         --         --
Refinery network rationalization............................         --         24         --
European refining and marketing joint venture
  implementation............................................         --         --        110
                                                                -------    -------    -------
Exceptional items, net of tax...............................        652        320       (633)
Minority shareholders interest (MSI)........................         --         --          6
                                                                -------    -------    -------
                                                                    652        320       (627)
                                                                =======    =======    =======

SALES OF BUSINESSES AND FIXED ASSETS

     The principal sales of businesses and fixed assets during 1998 were exploration and production properties in the USA and Papua New Guinea, the refinery in Lima, Ohio, the sale and leaseback of the Amoco building in Chicago, Illinois the retail network in the Czech Republic, the Adibis fuel additives business and a speciality chemicals distribution business. The profit on sale of businesses by joint ventures relates mainly to the disposal by the BP/Mobil joint venture of its retail network in Belgium.

     The major element of the profit in 1997 comprised the sale of US exploration and production properties and an intrastate natural gas pipeline unit in Texas. The loss on sale of businesses by joint ventures related principally to the costs of the BP/Mobil joint venture terminating base oil manufacturing operations at Llandarcy in the UK.

     The 1996 loss comprises the sale of the polystyrene foam products and Carborundum businesses, the BP America office building in Cleveland, Ohio, certain Canadian exploration and production properties, the Group's interest in the undeveloped Ross field in the North Sea and the floating production storage vessel Seillean.

     Additional information on the sale of businesses and fixed assets is given in Note 18 -- Disposals.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 6 -- EXCEPTIONAL ITEMS (CONCLUDED)
MERGER EXPENSES

     BP Amoco incurred fees and expenses of $198 million in connection with the merger. These costs relate principally to investment banking fees as well as legal, accounting and regulatory filing fees.

REFINERY NETWORK RATIONALIZATION

     The credit for refinery network rationalization in 1997 relates to the release of provisions for environmental and severance costs charged in 1995 in respect of the anticipated sale or closure of the Lavera refinery in France. This release reflects the decision to continue operating the refinery.

EUROPEAN REFINING AND MARKETING JOINT VENTURE IMPLEMENTATION

     The one-off costs associated with the setting up of the European refining and marketing joint venture with Mobil were recognized in 1996. These costs include $491 million which represents the Group's share of charges for severance, restructuring, rebranding and other implementation charges and $41 million of own costs for asset write-downs and professional fees.

NOTE 7 -- INTEREST EXPENSE

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Bank loans and overdrafts...................................        158        188        170
Other loans.................................................        762        651        765
Capital leases..............................................         90        102         82
                                                                -------    -------    -------
                                                                  1,010        941      1,017
Capitalized.................................................        119        116         81
                                                                -------    -------    -------
Group.......................................................        891        825        936
Joint ventures..............................................         54         --         --
Associated undertakings.....................................        108         83         68
                                                                -------    -------    -------
Total charged against profit................................      1,053        908      1,004
                                                                =======    =======    =======

     Interest expense for 1996 included net charges of $75 million relating to early redemption of debt.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 8 -- DEPRECIATION AND AMOUNTS PROVIDED

     Included in the income statement under the following headings:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Depreciation:
  Replacement cost of sales.................................      4,620      4,570      4,623
  Distribution..............................................        335        390        640
  Administration............................................        100         88        101
  Exceptional items.........................................         --          8          5
                                                                -------    -------    -------
                                                                  5,055      5,056      5,369
                                                                =======    =======    =======
Depreciation of capitalized leased assets included above....         71         76         90
                                                                -------    -------    -------
Amounts provided against fixed asset investments:
  Replacement cost of sales.................................        200         --         --
                                                                =======    =======    =======

     The charge for depreciation, within replacement cost of sales, in 1998 includes $214 million for the impairment of the Opon field in Colombia and $61 million for the write-down of various other oil and natural gas properties. The impairment of the Opon field reflected lower than anticipated natural gas production and related reserve estimates. The charge also reflected impairment of the adjacent power plant because of the unavailability of an economic fuel supply.

     As a result of increased economic uncertainty in Russia, the Group has written down the carrying value of its investment in A O Sidanco by $200 million.

     In assessing the value in use of impaired assets, a real discount rate of 7% has been used.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 9 -- TAXATION

CHARGE FOR TAXATION

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
United Kingdom corporation tax:
  Current at 31% (1997 at 31.5% and 1996 at 33%)............      1,325      1,329      1,353
  Overseas tax relief.......................................       (566)      (777)      (624)
                                                                -------    -------    -------
                                                                    759        552        729
  Deferred at 31% (1997 at 31.5% and 1996 at 33%)...........       (188)       217         32
                                                                -------    -------    -------
                                                                    571        769        761
  Advance corporation tax...................................        (76)      (116)      (188)
                                                                -------    -------    -------
                                                                    495        653        573
                                                                -------    -------    -------
Overseas:
  Current...................................................        896      2,300      1,971
  Deferred..................................................         (4)         7         80
  Joint ventures............................................        (15)        --         --
  Associated undertakings...................................        148        106        131
                                                                -------    -------    -------
                                                                  1,025      2,413      2,182
                                                                -------    -------    -------
Taxation charge for the year................................      1,520      3,066      2,755
                                                                =======    =======    =======

     Included in the charge for the year is a charge of $198 million (1997 $191 million charge and 1996 $70 million credit) relating to exceptional items.

PROVISIONS FOR DEFERRED TAXATION

                                                                             Gross potential
                                                          Provisions            liability
                                                      ------------------    ------------------
                                                              Years ended December 31,
                                                      ----------------------------------------
                                                         1998       1997       1998       1997
                                                      -------    -------    -------    -------
                                                                    ($ million)
Analysis of movements during the year:
  At January 1....................................      1,183      1,203      5,486      5,473
  Exchange adjustments............................         37        (52)        20       (165)
  Charge (credit) for the year....................       (192)       224        199        370
  Deletions/transfers.............................        604       (192)       604       (192)
                                                      -------    -------    -------    -------
  At December 31..................................      1,632      1,183      6,309      5,486
                                                      =======    =======    =======    =======
  of which -- United Kingdom......................        927        499      1,626      1,232
            -- Overseas...........................        705        684      4,683      4,254
                                                      =======    =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 9 -- TAXATION (CONTINUED)

                                                          Provisions        Gross potential Liability
                                                      ------------------    --------------------------
                                                                        December 31,
                                                      ------------------------------------------------
                                                         1998       1997           1998           1997
                                                      -------    -------    -----------    -----------
                                                                        ($ million)
Analysis of provision:
  Depreciation....................................      2,413      2,492        9,917          9,906
  Petroleum revenue tax...........................       (420)      (484)        (420)          (484)
  Other timing differences........................       (328)      (176)      (3,155)        (3,211)
  Advance corporation tax.........................        (33)      (649)         (33)          (725)
                                                      -------    -------      -------        -------
                                                        1,632      1,183        6,309          5,486
                                                      =======    =======      =======        =======

     If provision for deferred taxation had been made on the basis of the gross potential liability, the taxation charge for the year would have been increased (decreased) as follows:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
United Kingdom..............................................        (39)        84        181
Overseas....................................................        430         62        201
                                                                -------    -------    -------
                                                                    391        146        382
                                                                =======    =======    =======

     Deferred taxation is not generally provided in respect of liabilities which may arise on the distribution of accumulated reserves of overseas subsidiaries, joint ventures and associates.

RECONCILIATION OF THE UK STATUTORY TAX RATE TO THE EFFECTIVE TAX RATE OF THE GROUP ON REPLACEMENT COST PROFIT BEFORE EXCEPTIONAL ITEMS

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                             (%)
United Kingdom statutory tax rate...........................         31         31         33
Increase (decrease) resulting from:
  Current year timing differences not provided (including
     prior year loss utilization)...........................         (6)        (4)        (6)
  Tax credits...............................................         (2)        (2)        (2)
  Overseas taxes at higher rates............................          4          4          3
  Inventory holding gains taxed (losses relieved)...........         (3)        (1)         1
  Advance corporation tax...................................         (1)        (1)        (2)
  Other.....................................................          2          3          3
                                                                -------    -------    -------
  Effective tax rate on replacement cost profit before
     exceptional items......................................         25         30         30
                                                                =======    =======    =======

     Further information presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 109 -- 'Accounting For Income Taxes' is set out below.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 9 -- TAXATION (CONCLUDED)
EFFECTIVE TAX RATE

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Analysis of profit before taxation:
United Kingdom..............................................      2,278      3,360      3,222
Overseas....................................................      2,565      5,887      6,787
                                                                -------    -------    -------
                                                                  4,843      9,247     10,009
                                                                =======    =======    =======
Taxation....................................................      1,520      3,066      2,755
                                                                =======    =======    =======
Effective tax rate..........................................        31%        33%        28%
                                                                =======    =======    =======

     The following relates the United Kingdom statutory tax rate to the effective tax rate of the Group based on profit before taxation:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                             (%)
United Kingdom statutory tax rate...........................         31         31         33
Increase (decrease) resulting from:
  Current year timing differences not provided..............        (13)        (4)        (2)
  (Use of losses brought forward) losses unrelieved.........          5         (2)        (2)
  Overseas taxes at higher rates............................          7          6          3
  Tax credits...............................................         (2)        (2)        (2)
  Advance corporation tax...................................         (2)        (1)        (2)
  Amortization of purchase price allocation.................          1          1          1
  Inventory (gains not taxed) losses unrelieved.............          5          2         (4)
  Other differences.........................................         (1)         2          3
                                                                -------    -------    -------
Effective tax rate..........................................         31         33         28
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 10 -- DIVIDENDS

                                                         Years ended December 31,
                                   ---------------------------------------------------------------------
                                    1998    1997    1996    1998    1997    1996    1998    1997    1996
                                   -----   -----   -----   -----   -----   -----   -----   -----   -----
                                     (pence per share)       (cents per share)          ($ million)
BP
Preference dividends
  (non-equity)...................                                                      1       1       1
Dividends per ordinary share:
  First quarterly................   5.75    5.25    4.25     9.5     8.6     6.6     551     490     373
  Second quarterly...............   6.00    5.50    5.00    10.0     9.0     7.8     579     517     438
  Third quarterly................   6.00    5.50    5.00    10.0     9.0     7.8     584     519     443
  Fourth quarterly...............     --    5.75    5.25      --     9.4     8.2      --     543     465
                                   -----   -----   -----   -----   -----   -----   -----   -----   -----
                                   17.75   22.00   19.50    29.5    36.0    30.4   1,715   2,070   1,720
                                   -----   -----   -----   -----   -----   -----   -----   -----   -----
AMOCO
Dividends per common stock:
  First quarterly................                           37.5    35.0    32.5     362     345     312
  Second quarterly...............                           37.5    35.0    32.5     360     349     323
  Third quarterly................                           37.5    35.0    32.5     358     344     323
  Fourth quarterly...............                           37.5    35.0    32.5     358     344     329
                                                           -----   -----   -----   -----   -----   -----
                                                           150.0   140.0   130.0   1,438   1,382   1,287
                                                           -----   -----   -----   -----   -----   -----
BP AMOCO
Dividend per ordinary share:
  Fourth quarterly...............  6.119      --      --    10.0      --      --     968      --      --
                                   -----   -----   -----   -----   -----   -----   -----   -----   -----
TOTAL GROUP......................                                                  4,121   3,452   3,007
                                                                                   =====   =====   =====

     On an ordinary share equivalent basis, the Amoco quarterly dividends for 1998 were 9.4 cents (1997 8.8 cents and 1996 8.2 cents)

NOTE 11 -- PROFIT PER ORDINARY SHARE

     The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders i.e. profit for the year less preference dividends, related to the weighted average number of ordinary shares in issue during the year. The weighted average number of shares includes the weighted average number of Amoco common stock multiplied by the conversion ratio of 3.97:1. The profit attributable to ordinary shareholders is $3,259 million (1997 $6,029 million and 1996 $7,240 million). The average number of shares outstanding excludes the shares held by the Employee Share Ownership Plans.

     For BP Amoco, the calculation of diluted earnings per share is based on profit attributable to ordinary shareholders as for basic earnings per share. However, the number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares. The number of ordinary shares outstanding for basic and diluted earnings per share may be reconciled as follows:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         (millions)
Weighted average number of ordinary shares..................      9,596      9,592      9,559
Ordinary shares issuable under employee share schemes.......         42         49         43
                                                                -------    -------    -------
                                                                  9,638      9,641      9,602
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 11 -- PROFIT PER ORDINARY SHARE (CONCLUDED)
     In addition to basic earnings per share based on the historical cost profit for the year, a further measure, based on replacement cost profit before exceptional items, is provided as it is considered that this measure gives an indication of underlying performance.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                      (cents per share)
Profit for the year.........................................         34         63         76
Inventory holding (gains) losses............................         15         10        (12)
                                                                -------    -------    -------
Replacement cost profit for the year........................         49         73         64
Exceptional items, net of tax...............................         (7)        (4)         6
                                                                -------    -------    -------
Replacement cost profit before exceptional items............         42         69         70
                                                                =======    =======    =======

NOTE 12 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                              Historical cost               Profit per
                                                    Group       profit before                 ordinary
                                                 turnover    interest and tax     Profit         share
                                                 --------    ----------------    -------    ----------
                                                               ($ million)                     (cents)
Year ended December 31, 1998
First quarter................................     17,863                1,356        650             7
Second quarter...............................     17,262                1,824      1,001            10
Third quarter................................     17,346                2,258      1,588            17
Fourth quarter...............................     15,833                  458         21            --
                                                 -------     ----------------    -------    ----------
Total........................................     68,304                5,896      3,260            34
                                                 =======     ================    =======    ==========
Year ended December 31, 1997
First quarter................................     24,875                2,435      1,396            15
Second quarter...............................     22,374                2,497      1,438            15
Third quarter................................     22,054                2,746      1,743            18
Fourth quarter...............................     22,457                2,477      1,453            15
                                                 -------     ----------------    -------    ----------
Total........................................     91,760               10,155      6,030            63
                                                 =======     ================    =======    ==========

NOTE 13 -- RENTAL EXPENSE UNDER OPERATING LEASES

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Minimum rentals:
  Tanker charters...........................................        396        447        441
  Plant and machinery.......................................        429        335        386
  Land and buildings........................................        315        268        364
                                                                -------    -------    -------
                                                                  1,140      1,050      1,191
Less: Rentals from sub-leases...............................       (105)       (99)      (131)
                                                                -------    -------    -------
                                                                  1,035        951      1,060
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 14 -- RESEARCH AND DEVELOPMENT

     Expenditure on research and development amounted to $412 million (1997 $382 million and 1996 $369 million).

NOTE 15 -- AUDITORS' REMUNERATION

                                                                 Years ended December 31,
                                                       ---------------------------------------------
                                                           1998            1997            1996
                                                       -------------   -------------   -------------
                                                          UK   Total    UK     Total    UK     Total
                                                       -----   -----   -----   -----   -----   -----
                                                                        ($ million)
Audit fees -- Ernst & Young:
  Group audit........................................    5.8    12.1     3.9     8.9     4.1     8.4
  Local statutory audit and quarterly review.........    0.8     5.1     0.7     4.2     0.6     4.2
                                                       -----   -----   -----   -----   -----   -----
                                                         6.6    17.2     4.6    13.1     4.7    12.6
                                                       =====   =====   =====   =====   =====   =====
Audit fees -- PricewaterhouseCoopers LLP:
  Group audit........................................    0.1     2.7     0.1     2.8     0.1     2.6
  Local statutory audit and quarterly review.........    0.2     0.9     0.2     1.1     0.1     1.3
                                                       -----   -----   -----   -----   -----   -----
                                                         0.3     3.6     0.3     3.9     0.2     3.9
                                                       =====   =====   =====   =====   =====   =====
Total Group..........................................    6.9    20.8     4.9    17.0     4.9    16.5
                                                       =====   =====   =====   =====   =====   =====
Fees for other services -- Ernst & Young:
  Sales of businesses and merger transaction fees....    3.5     3.5     1.5     1.5     1.6     2.3
  Consultancy, tax and other advisory services.......    5.2    21.7     3.4    16.3     4.0    18.1
                                                       -----   -----   -----   -----   -----   -----
                                                         8.7    25.2     4.9    17.8     5.6    20.4
                                                       =====   =====   =====   =====   =====   =====

     Fees to major firms of accountants other than Ernst & Young for non-audit services amounted to $181 million (1997 $175 million and 1996 $102 million).

NOTE 16 -- CURRENCY EXCHANGE GAINS AND LOSSES

     Accounted net foreign currency exchange losses included in the determination of profit for the year amounted to $23 million (1997 $126 million loss and 1996 $11 million profit).

NOTE 17 -- ACQUISITIONS

     During 1998 the Group acquired Styrenix Kunststoffe, a plastics business based in Germany and a number of minor refining and marketing businesses. In 1997 BP Amoco and Shell Oil completed the formation of Altura Energy, a partnership combining their oil and gas interests in west Texas and southeast New Mexico, USA, Altura Energy is consolidated within these accounts. In 1996 BP Amoco acquired the alpha-olefins and related businesses of Albemarle Corporation for $535 million.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 17 -- ACQUISITIONS (CONCLUDED)
     The cost of acquisitions in the Group cash flow statement comprises:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Goodwill....................................................         38         --         --
Other intangible assets.....................................          1         --         --
Tangible assets.............................................        194        810        395
Fixed assets -- investments.................................         71         --         --
Working capital.............................................         27         25        140
MSI.........................................................         --       (835)        --
                                                                -------    -------    -------
                                                                    331         --        535
Finance debt................................................        (17)        --         --
                                                                -------    -------    -------
Cash consideration..........................................        314         --        535
Cash acquired...............................................         --         --         --
                                                                -------    -------    -------
Net cash outflow............................................        314         --        535
                                                                =======    =======    =======

     Investment in associated undertakings in 1997 included the acquisition of a 10% interest in A O Sidanco, a Russian integrated oil company, for $484 million. The investment in joint ventures in 1997 as well as the operational funding of the BP/Mobil joint venture included the acquisition of a 60% interest in Pan American Energy in Argentina and a 50% interest in Empresa Petrolera Chaco in Bolivia, two oil and natural gas producing companies, for $865 million.

NOTE 18 -- DISPOSALS

     The principal divestments during 1998 were exploration and production properties in the USA and Papua New Guinea, the refinery in Lima, Ohio, the sale and leaseback of the Amoco building in Chicago, Illinois, the retail network in the Czech Republic, the Adibis fuel additives business and a speciality chemicals distribution business.

     In 1997 the major disposals were the sale of US exploration and production properties and an intrastate natural gas pipeline in Texas. Other divestments included oil marketing assets in Thailand and advanced materials and phenolic resin businesses in the UK.

     The principal disposals in 1996 were the sale of the polystyrene foam products and Carborundum businesses, the BP America office building in Cleveland, Ohio, certain Canadian exploration and production properties, the Group's interest in the undeveloped Ross field and the floating production and storage vessel Seillean.

     Total proceeds received for disposals represent the following amounts shown in the cash flow statement:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Proceeds from the sale of businesses........................        780        364        827
Proceeds from the sale of fixed assets......................      1,387      1,468        973
                                                                -------    -------    -------
                                                                  2,167      1,832      1,800
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 18 -- DISPOSALS (CONCLUDED)
     The disposals comprise the following:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Intangible assets...........................................        151         21         67
Tangible assets.............................................        945      1,184      1,508
Fixed assets -- investments.................................        157         40         62
Working capital.............................................         88        203        355
Other.......................................................       (125)      (110)      (135)
                                                                -------    -------    -------
                                                                  1,216      1,338      1,857
Profit (loss) on sale of businesses.........................        310        250        127
Profit (loss) on sale of fixed assets.......................        653        313       (298)
                                                                -------    -------    -------
Total consideration.........................................      2,179      1,901      1,686
Deferred consideration......................................         (9)       (69)       137
Cash transferred on sale....................................         (3)        --        (23)
                                                                -------    -------    -------
Net cash inflow.............................................      2,167      1,832      1,800
                                                                =======    =======    =======

NOTE 19 -- INTANGIBLE ASSETS

                                               Exploration                         Other
                                               expenditure       Goodwill    intangibles          Total
                                               -----------    -----------    -----------    -----------
                                                                     ($ million)
Cost
At January 1, 1998.........................          3,239            106            365          3,710
Exchange adjustments.......................             (7)             3              4             --
Acquisitions...............................             --             38              1             39
Additions..................................          1,058              1             11          1,070
Transfers..................................            (79)            (6)           (27)          (112)
Deletions..................................           (610)            (3)           (16)          (629)
                                               -----------    -----------    -----------    -----------
At December 31, 1998.......................          3,601            139            338          4,078
                                               ===========    ===========    ===========    ===========
Depreciation
At January 1, 1998.........................            801             67            260          1,128
Exchange adjustments.......................              9              3              2             14
Charge for the year........................            373             14             10            397
Transfers..................................             --             (4)           (16)           (20)
Deletions..................................           (468)            (1)            (9)          (478)
                                               -----------    -----------    -----------    -----------
At December 31, 1998.......................            715             79            247          1,041
                                               ===========    ===========    ===========    ===========
Net book amount
At December 31, 1998.......................          2,886             60             91          3,037
At December 31, 1997.......................          2,438             39            105          2,582
                                               ===========    ===========    ===========    ===========

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 20 -- TANGIBLE ASSETS

     Property, plant and equipment:

                                                                                Other                 of which
                                     Exploration    Refining               businesses                   Assets
                                             and         and                      and                    under
                                      Production   Marketing   Chemicals    corporate     Total   construction
                                     -----------   ---------   ---------   ----------   -------   ------------
                                                                    ($ million)
Cost
At January 1, 1998.................      78,862      18,306      12,645         2,070   111,883         6,183
Exchange adjustments...............         309        (181)        169             6       303            (9)
Acquisitions.......................          --          17         177            --       194            --
Additions..........................       5,163       1,165       1,175           198     7,701         4,339
Transfers..........................         455        (164)        195            99       585        (5,541)
Deletions..........................      (1,804)       (991)       (183)         (469)   (3,447)         (827)
                                     ----------    --------    --------    ----------   -------    ----------
At December 31, 1998...............      82,985      18,152      14,178         1,904   117,219         4,145
                                     ==========    ========    ========    ==========   =======    ==========
Depreciation
At January 1, 1998.................      43,841       8,889       5,896           994    59,620
Exchange adjustments...............         334         (46)         73             2       363
Charge for the year................       3,652         789         478           112     5,031
Transfers..........................         127         (41)        108            48       242
Deletions..........................      (1,306)       (847)       (120)         (229)   (2,502)
                                     ----------    --------    --------    ----------   -------
At December 31, 1998...............      46,648       8,744       6,435           927    62,754
                                     ==========    ========    ========    ==========   =======
Net book amount
At December 31, 1998...............      36,337       9,408       7,743           977    54,465         4,145
At December 31, 1997...............      35,021       9,417       6,749         1,076    52,263         6,183
                                     ==========    ========    ========    ==========   =======    ==========

     Assets held under capital leases, capitalized interest and land at net book amount included above:

                                                    Leased assets                 Capitalized interest
                                            ------------------------------   ------------------------------
                                              Cost   Depreciation      Net     Cost   Depreciation      Net
                                            ------   ------------   ------   ------   ------------   ------
                                                                      ($ million)
At December 31, 1998......................   1,887           918       969    2,843         1,661     1,182
At December 31, 1997......................   1,949           893     1,056    2,814         1,684     1,130
                                            ======    ==========    ======   ======    ==========    ======

                                                                               Leasehold land
                                                                         ---------------------------
                                                                         Over 50 years
                                                         Freehold land       unexpired         Other
                                                         -------------   -------------   -----------
                                                                         ($ million)
At December 31, 1998...................................           963              42             29
At December 31, 1997...................................           964              41             30
                                                          ===========     ===========    ===========

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 21 -- FIXED ASSETS -- INVESTMENTS

                             Associated undertakings
                            --------------------------
                                              Share of
                                              retained      Joint                  Own            Other
                            Shares    Loans     profit   ventures    Loans   shares(a)   investments(b)    Total
                            ------   ------   --------   --------   ------   ---------   --------------   ------
                                                                ($ million)
Cost
At January 1, 1998........   2,661      799       917      5,624        39       319               42     10,401
Exchange adjustments......      48        1        45        148        (3)        2                4        245
Additions and net
  movements in joint
  ventures................     244       82      (165)      (752)       19       254                6       (312)
Acquisitions..............      71       --        --         --        --        --               --         71
Transfers.................    (234)      (9)       (7)       (15)       25        --               --       (240)
Deletions.................     (31)     (38)       (7)        --        --       (86)              (1)      (163)
                            ------   ------   -------     ------    ------    ------      -----------     ------
At December 31, 1998......   2,759      835       783      5,005        80       489               51     10,002
                            ======   ======   =======     ======    ======    ======      ===========     ======
Amounts provided
At January 1, 1998........      23       --        --         --        --        --                2         25
Exchange adjustments......       1       --        --         --        --        --               (1)        --
Provided in the year......     200       --        --         --        --        --               --        200
Transfers.................      (3)      --        --         --        14        --               --         11
Deletions.................      (6)      --        --         --        --        --               --         (6)
                            ------   ------   -------     ------    ------    ------      -----------     ------
At December 31, 1998......     215       --        --         --        14        --                1        230
                            ======   ======   =======     ======    ======    ======      ===========     ======
Net book amount
At December 31, 1998......   2,544      835       783      5,005        66       489               50      9,772
At December 31, 1997......   2,638      799       917      5,624        39       319               40     10,376
                            ======   ======   =======     ======    ======    ======      ===========     ======

------------

(a) Own shares are held in Employee Share Ownership Plans (ESOPs) to meet the future requirements of the Employee Share Schemes (see Note 33) and prior to award under the Long Term Performance Plan (see Note 34). At December 31, 1998 the ESOPs held 31,384,000 (18,790,000 at December 31, 1997) shares for the Employee Share Schemes and 3,133,000 (3,274,000 at December 31,
     1997) shares for the Long Term Performance Plan. The market value of these shares at December 31, 1998 was $517 million ($292 million at December 31,
     1997).

(b) Other investments are unlisted.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 22 -- INVENTORIES

                                                                   December 31,
                                                                ------------------
                                                                   1998       1997
                                                                -------    -------
                                                                   ($ million)
Petroleum...................................................      1,896      3,140
Chemicals...................................................        917      1,043
Other.......................................................        174         86
                                                                -------    -------
                                                                  2,987      4,269
Stores......................................................        655        654
                                                                -------    -------
                                                                  3,642      4,923
                                                                =======    =======
Replacement cost............................................      3,747      4,985
                                                                =======    =======

NOTE 23 -- RECEIVABLES

                                                      December 31, 1998     December 31, 1997
                                                      ------------------    ------------------
                                                       Within      After     Within      After
                                                       1 year     1 year     1 year     1 year
                                                      -------    -------    -------    -------
                                                                    ($ million)
Trade receivables.................................      5,778         --      7,725         --
                                                      =======    =======    =======    =======
Other receivables:
  Joint ventures..................................        644         --        905         --
  Associated undertakings.........................        153          7        154          3
  Prepayments and accrued income..................        786        509        773        164
  Taxation recoverable............................        248        165         50        242
  Pension prepayment..............................         --      2,213         --      1,880
  Other...........................................      1,795        411      1,776        709
                                                      -------    -------    -------    -------
                                                        3,626      3,305      3,658      2,998
                                                      =======    =======    =======    =======

     Provisions for doubtful debts deducted from Trade receivables amounted to $126 million ($130 million at December 31, 1997).
------------

See Note 45 -- US generally accepted accounting principles.

NOTE 24 -- CURRENT ASSETS -- INVESTMENTS

                                                                   December 31,
                                                                ------------------
                                                                   1998       1997
                                                                -------    -------
                                                                   ($ million)
Publicly traded -- United Kingdom...........................         48         50
                 -- Foreign.................................         33         31
                                                                -------    -------
                                                                     81         81
Not publicly traded.........................................        389        986
                                                                -------    -------
                                                                    470      1,067
                                                                =======    =======
Stock exchange value of publicly traded investments.........         83         81
                                                                =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 25 -- FINANCE DEBT

                                                      December 31, 1998     December 31, 1997
                                                      ------------------    ------------------
                                                       Within      After     Within      After
                                                       1 year     1 year     1 year     1 year
                                                      -------    -------    -------    -------
                                                                    ($ million)
Bank loans and overdrafts.........................        302(a)   1,778        426(a)   1,574
Other loans.......................................      2,434(a)   7,357      2,338(a)   6,647
                                                      -------    -------    -------    -------
Total borrowings..................................      2,736      9,135      2,764      8,221
Obligations under capital leases..................        101      1,783         92      1,800
                                                      -------    -------    -------    -------
                                                        2,837     10,918      2,856     10,021
                                                      =======    =======    =======    =======

------------

(a) Amounts due within one year include current maturities of long-term debt.

     Where the liability for any borrowing is swapped into another currency the borrowing is accounted in the swap currency and not in the original currency of denomination. Total borrowings include $86 million ($113 million at December 31, 1997) for the carrying value of currency swaps.

ANALYSIS OF BORROWINGS BY YEAR OF REPAYMENT

                                              December 31, 1998                December 31, 1997
                                        ------------------------------   ------------------------------
                                        Bank loans                       Bank loans
                                               and     Other                    and     Other
                                        overdrafts     loans     Total   overdrafts     loans     Total
                                        ----------   -------   -------   ----------   -------   -------
                                                                  ($ million)
Due after   10 years..................          11     2,540     2,551           19     2,706     2,725
Due within 6-10 years.................         266     1,953     2,219          354     1,306     1,660
             5 years..................         201       365       566          332     1,084     1,416
             4 years..................         785     1,081     1,866          347       453       800
             3 years..................         288       652       940          301       430       731
             2 years..................         227       766       993          221       668       889
                                        ----------   -------   -------   ----------   -------   -------
                                             1,778     7,357     9,135        1,574     6,647     8,221
             1 year...................         302     2,434     2,736          426     2,338     2,764
                                        ----------   -------   -------   ----------   -------   -------
                                             2,080     9,791    11,871        2,000     8,985    10,985
                                        ==========   =======   =======   ==========   =======   =======

     Amounts included above repayable by instalments part of which falls due after five years from December 31, are as follows:

                                                                   December 31,
                                                                ------------------
                                                                   1998       1997
                                                                -------    -------
                                                                   ($ million)
After five years............................................        174        114
Within five years...........................................        406        465
                                                                -------    -------
                                                                    580        579
                                                                =======    =======

     Interest rates on borrowings repayable wholly or partly more than five years from December 31, 1998 range from 3% to 10% with a weighted average of 6%. The weighted average interest rate on finance debt is 7%.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 25 -- FINANCE DEBT (CONTINUED)
     At December 31, 1998 the Group had substantial amounts of undrawn borrowing facilities available, including $2,800 million ($2,500 million at December 31, 1997) which were covered by formal commitments. These committed facilities are mainly with a number of international banks and expire in 2001. Commitment fees are paid on the unused portions of the lines of credit and borrowings would be at pre-agreed rates. Certain of these facilities support the Group's commercial paper program.

ANALYSIS OF BORROWINGS BY CURRENCY

                                                                                                           December 31,
                                                         December 31, 1998                                     1997
                           -----------------------------------------------------------------------------   ------------
                                      Fixed rate debt                 Floating rate debt
                           --------------------------------------   ----------------------
                           Weighted     Weighted                    Weighted
                           average    average time                  average
                           interest     for which                   interest
                             rate     rate is fixed     Amount        rate       Amount         Total         Total
                           --------   -------------   -----------   --------   -----------   -----------   ------------
                                (%)         (Years)   ($ million)          %   ($ million)   ($ million)    ($ million)
US dollars...............         7             10          7,392          5         3,460        10,852         9,993
Sterling.................        --             --             --          6           613           613           679
South African rands......        --             --             --         15            42            42            63
Other currencies.........         7              9            189          7           175           364           250
                                                      -----------              -----------   -----------   -----------
Total loans..............                                   7,581                    4,290        11,871        10,985
                                                      ===========              ===========   ===========   ===========

     The Group aims for a balance between floating and fixed interest rates and, in 1998, BP's upper limit for the proportion of floating rate debt was 65% of total net debt while Amoco's upper limit was 60% of total debt outstanding. Aside from debt issued in the US municipal bond markets, interest rates on floating rate debt denominated in US dollars are linked principally to LIBOR, while rates on debt in other currencies are based on local market equivalents. The Group monitors interest rate risk using a process of sensitivity analysis. Assuming no changes to the borrowings and hedges described above, it is estimated that a change of 1% in the general level of interest rates on January 1, 1999 would change 1999 profit before tax by approximately $55 million.

FAIR VALUES AND CARRYING AMOUNTS OF BORROWINGS

                                                                        December 31,
                                                      ------------------------------------------------
                                                               1998                      1997
                                                      ----------------------    ----------------------
                                                                    Carrying                  Carrying
                                                      Fair value     amount     Fair value     amount
                                                      ----------    --------    ----------    --------
                                                                        ($ million)
Short-term borrowings.............................         1,659       1,659         1,817       1,817
Long-term borrowings..............................        10,555      10,126         9,319       9,055
                                                      ----------    --------    ----------    --------
Total borrowings..................................        12,214      11,785        11,136      10,872
                                                      ==========    ========    ==========    ========

     The fair value and carrying amounts of borrowings shown above exclude the effects of currency swaps (which are included for presentation in the balance sheet). Long-term borrowings include debt which matures in the year from December 31, 1998, whereas in the balance sheet long-term debt of current maturity is reported under amounts falling due within one year. The carrying amount of the Group's short-term borrowings, which mainly comprise commercial paper, bank loans and overdrafts, approximate their fair value. The fair value of the Group's long-term borrowings are estimated using quoted prices or,

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 25 -- FINANCE DEBT (CONTINUED)
where these are not available, discounted cash flow analyses, based on the Group's current incremental borrowing rates for similar types and maturities of borrowing.

OBLIGATIONS UNDER CAPITAL LEASES

     The future minimum lease payments together with the present value of the net minimum lease payments were as follows:

                                                                December 31,
                                                                    1998
                                                                ------------
                                                                 ($ million)
1999........................................................             119
2000........................................................             185
2001........................................................             193
2002........................................................             184
2003........................................................             174
Thereafter..................................................           3,882
                                                                ------------
                                                                       4,737
Less: amount representing lease interest....................           2,853
                                                                ------------
Present value of net minimum capital lease payments.........           1,884
                                                                ============
of which -- due within one year.............................             101
          -- due after one year.............................           1,783
                                                                ------------

     The following information is presented in compliance with the requirements of US GAAP.

Bank loans and overdrafts and other loans -- long term

                                              Weighted average                    December 31,
                                              interest rate at             --------------------------
                                              December 31, 1998             1998               1997
                                              -----------------            -------            -------
                                                            (%)                   ($ million)
Sterling....................................                  6                486                504
US dollars..................................                  7              8,457              7,469
South African rands.........................                 15                 34                 53
Other currencies............................                  7                158                195
                                                                           -------            -------
                                                                             9,135              8,221
                                                                           =======            =======

Bank loans and overdrafts and other loans -- short term

                                                                              December 31,
                                                                       --------------------------
                                                                        1998               1997
                                                                       -------            -------
                                                                              ($ million)
Current maturities of long-term debt.......................              1,077                920
Commercial paper...........................................              1,333              1,583
Bank loans and overdrafts..................................                300                228
Other......................................................                 26                 33
                                                                       -------            -------
                                                                         2,736              2,764
                                                                       =======            =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 25 -- FINANCE DEBT (CONCLUDED)

                                                                 Weighted average
                                                                  interest rate
                                                                 at December 31,
                                                                ------------------
                                                                 1998       1997
                                                                -------    -------
                                                                       (%)
Commercial paper............................................          5          6
Bank loans, overdrafts and other borrowings.................          7          7

NOTE 26 -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                      December 31, 1998     December 31, 1997
                                                      ------------------    ------------------
                                                      Within      After     Within      After
                                                      1 year     1 year     1 year     1 year
                                                      -------    -------    -------    -------
                                                                    ($ million)
Trade payables....................................      5,091         --      5,854         --
                                                      =======    =======    =======    =======
Other accounts payable and accrued liabilities:
  Joint ventures..................................        205         --        241         --
  Associated undertakings.........................        154          4        272          2
  Production taxes................................        241      1,300        408      1,564
  Taxation on profits.............................      2,395         39      3,034         --
  Social security.................................         14         --         26         --
  Accruals and deferred income....................      2,642        454      2,928        417
  Dividends.......................................      1,552         --      1,074         --
  Other...........................................      3,035        312      3,834        579
                                                      -------    -------    -------    -------
                                                       10,238      2,109     11,817      2,562
                                                      =======    =======    =======    =======

NOTE 27 -- OTHER PROVISIONS

                                                                    Unfunded       Other
                                                                    pension    postretirement
                                  Decommissioning   Environmental    plans        benefits      Other   Total
                                  ---------------   -------------   --------   --------------   -----   -----
                                                                  ($ million)
At January 1, 1998..............            3,201           1,452      1,526            2,348     279   8,806
Exchange adjustments............               10               2         99               --      --     111
Charged to income...............              130              13        195              101      68     507
Utilized/deleted................              (31)           (310)       (53)            (138)    (75)   (607)
                                  ---------------   -------------   --------   --------------   -----   -----
At December 31, 1998............            3,310           1,157      1,767            2,311     272   8,817
                                  ===============   =============   ========   ==============   =====   =====

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS

     In the normal course of business the Group is a party to derivative financial instruments (derivatives) with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages its exposure to some movements in oil and natural gas prices. The underlying economic currency of the Group's cash flows is mainly US dollars. Accordingly, most of our borrowings are in US dollars, are hedged with respect to the US dollar or swapped into dollars where this achieves a lower cost of financing. Significant non-dollar cash flow exposures are hedged. Gains and losses arising on these hedges are deferred and recognized in the income statement or as adjustments to carrying amounts, as appropriate, only when the hedged item occurs. In addition, we trade derivatives in

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) conjunction with these risk management activities. The results of trading are recognized in the current period.

     These derivatives involve, to varying degrees, credit and market risk. With regard to credit risk, the Group may be exposed to loss in the event of non-performance by a counterparty. The Group controls credit risk by entering into derivative contracts only with highly credit-rated counterparties and through credit approvals, limits and monitoring procedures and does not usually require collateral or other security.

     The Group has not experienced material non-performance by any counterparty.

     Market risk is the possibility that a change in interest rates, currency exchange rates or oil and natural gas prices will cause the value of a financial instrument to decrease or its obligations to become more costly to settle. When derivatives are used for the purpose of risk management they do not expose the Group to market risk because the exposure to market risk created by the derivative is offset by the opposite exposure arising from the asset, liability or transaction being hedged. When derivatives are held for trading purposes, the exposure of the Group to market risk is represented by potential changes in their fair (market) values.

     The measurement of market risk in trading activities is discussed further below.

     The table shows the 'fair value' of the asset or liability created by derivatives. This represents the market value at the balance sheet date. Credit exposure at December 31 is represented by the column 'fair value asset'.

     The table also shows the 'net carrying amount' of the asset or liability created by derivatives. This amount represents the net book value, i.e. market value when acquired or later marked to market.

                                                     Gross                                 Net carrying
                                                  contract    Fair value     Fair value    amount asset
                                                    amount         asset    (liability)     (liability)
                                                  --------    ----------    -----------    ------------
                                                                       ($ million)
AT DECEMBER 31, 1998
Risk management
  Interest rate contracts.....................      5,866             69          (328)             (45)
  Foreign exchange contracts..................      8,908            181          (160)             (75)
  Oil price contracts.........................        491             12            (5)               7
  Natural gas price contracts.................      1,511             51           (44)              --
Trading
  Interest rate contracts.....................        189             --            --               --
  Foreign exchange contracts..................      9,441             30           (39)              (9)
  Oil price contracts.........................      4,038            134          (123)              11
AT DECEMBER 31, 1997
Risk management
  Interest rate contracts.....................      4,779             54          (240)             (53)
  Foreign exchange contracts..................     11,410            153          (187)             126
  Oil price contracts.........................        628             20           (25)              (5)
  Natural gas price contracts.................        763             20           (20)              --
Trading
  Interest rate contracts.....................        747              1            (7)              (6)
  Foreign exchange contracts..................      4,094             42           (40)               2
  Oil price contracts.........................      4,707            160          (114)              46

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
     Interest rate contracts include forward and futures contracts, swap agreements and options. Foreign exchange contracts include forward and futures contracts, swap agreements and options. Oil and natural gas price contracts are those which require settlement in cash and include futures contracts, swap agreements and options.

     The following table shows the average net fair value of derivatives and other financial instruments held for trading purposes during the year.

                                                                       Years ended December 31,
                                                                --------------------------------------
                                                                             1998                 1997
                                                                -----------------    -----------------
                                                                      Average net          Average net
                                                                       fair value           fair value
                                                                asset (liability)    asset (liability)
                                                                -----------------    -----------------
                                                                             ($ million)
Interest rate contracts.....................................                   (8)                  (3)
Foreign exchange contracts..................................                   21                    1
Oil price contracts.........................................                   54                   24
                                                                -----------------    -----------------
                                                                               67                   22
                                                                =================    =================

     The Group measures its market risk exposure, i.e. potential gain or loss in fair values, on its trading activity using a value at risk technique. This technique is based on a variance/covariance model and makes a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair value takes into account a snapshot of the end-of-day exposures, and the history of one-day price movements over the previous twelve months, together with the correlation of these price movements. The potential movement in fair values is expressed to three standard deviations which is equivalent to a 99.7% confidence level. This means that, in broad terms, one would expect to see an increase or a decrease in fair values greater than the value at risk on only one occasion per year if the portfolio were left unchanged.

     The Group calculates value at risk on all instruments that are held for trading purposes and that therefore give an exposure to market risk. The value at risk model takes account of derivative financial instruments such as interest rate forward and futures contracts, swap agreements, options and swaptions, foreign exchange forward and futures contracts, swap agreements and options and oil price futures, swap agreements and options. Financial assets and liabilities and physical crude oil and refined products that are treated as trading positions are also included in these calculations. The value at risk calculation for oil price exposure also includes derivative commodity instruments (commodity contracts that permit settlement either by delivery of the underlying commodity or in cash), such as forward contracts.

     The following table shows values at risk for trading activities.

                                                     Years ended December 31,
                                 ----------------------------------------------------------------
                                                   1998                              1997
                                 -----------------------------------------    -------------------
                                  High        Low      Average    Year end    Average    Year end
                                 -------    -------    -------    --------    -------    --------
                                                           ($ million)
Interest rate contracts......          6         --          2         --           3          2
Foreign exchange contracts...          6         --          4         --           3          2
Oil price contracts..........         13          4          8         12           6          4

     In the light of evolving disclosure requirements in both the UK and the USA, the presentation of trading results shown below includes certain activities of the Group's oil trading division which involve the

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) use of derivative financial instruments in conjunction with physical and paper trading of oil. It is considered that a more comprehensive representation of the Group's oil trading activities is given by the classification of the gains or losses on such derivatives along with the physical and paper trades to which they relate.

     The following table shows the trading income arising from derivatives and other financial instruments. For oil price contract trading, this also includes income or losses arising on trading of derivative commodity instruments and physical oil trades, representing the net result of the oil-trading portfolio.

                                                                    Years ended
                                                                    December 31,
                                                                --------------------
                                                                  1998        1997
                                                                --------    --------
                                                                Net gain
                                                                 (loss)     Net gain
                                                                --------    --------
                                                                    ($ million)
Interest rate contracts.....................................         (26)          2
Foreign exchange contracts..................................          38          23
Oil price contracts.........................................         215         144
                                                                --------    --------
                                                                     227         169
                                                                ========    ========

FURTHER INFORMATION ON ACCOUNTING POLICIES

     The following information is presented in amplification of the accounting policies presented in Note 1 -- Accounting policies.

     The Group accounts for derivatives using the following methods:

     (a) The fair value method, whereby derivatives are carried on the balance sheet at fair value ('marked to market') with changes in that value recognized in earnings of the period, is used for all derivatives which are held for trading purposes. Interest rate contracts traded by the Group include futures, swaps, options and swaptions. Foreign exchange contracts traded include forwards and options. Oil price contracts traded include swaps, options and futures.

     The fair value method is also used for all oil price derivatives held for risk management purposes, such as swaps, options and futures.

     (b) The accrual method, whereby amounts payable or receivable in respect of derivatives are recognized in earnings over the period of the contracts, is used for derivatives held to manage interest rate risk. These are principally swap agreements used to manage the balance between fixed and floating interest rates on long-term finance debt. Other derivatives held for this purpose may include swaptions and futures contracts. Changes in the derivative's fair value are not recognized.

     (c) The deferral method, whereby gains and losses from the derivatives are deferred and recognized in earnings or as adjustments to carrying amounts, as appropriate, when the underlying debt matures or the hedged transaction occurs, is used for derivatives used to convert non-US dollar borrowings into US dollars, and for derivatives and related option premia which are used to hedge significant non-US dollar firm commitments or anticipated transactions. Derivatives used to convert non-US dollar borrowings into US dollars include foreign currency swap agreements and forward contracts. Derivatives used to hedge significant non-US dollar transactions include foreign currency forward contracts and options.

     The deferral method is also used for derivatives used to manage some of the Group's exposure to natural gas price fluctuations.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
DETERMINATION OF ACCOUNTING METHOD

     All oil price derivatives, whether held for trading purposes or for risk management, are accounted for using the fair value method.

     The primary criterion applied to determine the accounting method to be used for interest rate, natural gas price and foreign currency exchange rate derivatives is the purpose for which the contract is entered into. The purpose of the contract is identified at inception. To qualify as a derivative for interest rate, natural gas price, or for foreign currency exchange rate risk management, the contract must be in accordance with established guidelines which ensure that it is effective in achieving its objective. The corresponding accounting method, as described above, is applied to the contract. All contracts not identified at inception as being for the purpose of risk management are designated as trading derivatives and accounted for using the fair value method.

TERMINATION

     Where derivatives used to manage interest rate risk or to convert non-US dollar debt or to hedge other anticipated cash flows are terminated before the underlying debt matures or the hedged transaction occurs, the resulting gain or loss is recognized on a basis which matches the timing and accounting treatment of the underlying debt or hedged transaction.

     When an anticipated transaction or finance debt hedged by a derivative is no longer likely to occur or is terminated before maturity, as appropriate, any deferred gain or loss that has arisen on the derivative is recognized in the income statement together with any gain or loss on the terminated item.

REPORTING IN THE INCOME STATEMENT

     Gains and losses on oil price contracts held for trading and for risk management purposes are reported in cost of sales in the income statement in the period in which the change in value occurs. Gains and losses on interest rate or foreign currency derivatives used for trading are reported in other income and cost of sales, respectively. Gains and losses in respect of derivatives used to manage interest rate exposures are recognized as adjustments to interest expense.

     Where derivatives are used to convert non-US dollar borrowing into US dollars, the gains and losses are deferred and recognized on maturity of the underlying debt, together with the matching loss or gain on the debt. The two amounts offset each other in the income statement.

     Gains and losses on derivatives identified as hedges of significant non-US dollar firm commitments or anticipated transactions are not recognized until the hedged transaction occurs. The treatment of the gain or loss arising on the designated derivative reflects the nature and accounting treatment of the hedged item. The gain or loss is recorded in cost of sales in the income statement or as an adjustment to carrying values in the balance sheet, as appropriate.

     Gains and losses arising from natural gas price derivatives are recognized in earnings when the hedged transaction occurs. The gains or losses are reported as components of the related transactions.

REPORTING IN THE BALANCE SHEET

     The carrying amounts of foreign exchange contracts that hedge finance debt are included within finance debt in the balance sheet. The carrying amounts of other derivatives, including option premiums paid or received, are included in the balance sheet under receivables or payables within current assets and current liabilities respectively, as appropriate.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
CASH FLOW EFFECTS

     Interest rate swaps give rise, at specified intervals, to cash settlement of interest differentials. Under currency swaps the counterparties initially exchange a principal amount in two currencies, agreeing to re-exchange the currencies at a future date at the same exchange rate. The Group's currency swaps have terms of between one and five years.

     Interest rate futures require an initial margin payment and daily settlement of margin calls. Interest rate forwards require settlement of the interest rate differential on a specified future date. Currency forwards require purchase or sale of an agreed amount of foreign currency at a specified exchange rate at a specified future date, generally over periods of up to one year for the Group. Currency options involve the initial payment or receipt of a premium and will give rise to delivery of an agreed amount of currency at a specified future date if the option is exercised.

     For oil and natural gas price futures and options traded on regulated exchanges, BP Amoco meets initial margin requirements by bank guarantees and daily margin calls in cash. For swaps and over-the-counter options, BP Amoco settles with the counterparty on conclusion of the pricing period.

     In the statement of cash flows the effect of interest rate derivatives is reflected in interest paid. The effect of foreign currency derivatives used for hedging non-US dollar debt is included under financing. The cash flow effects of foreign currency derivatives used to hedge non-US dollar firm commitments and anticipated transactions are included in net cash inflow from operating activities for items relating to earnings or in capital expenditure or acquisitions, as appropriate, for items of a capital nature. The cash flow effects of all oil and natural gas price derivatives and all traded derivatives are included in net cash inflow from operating activities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following information is presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 107 -- 'Disclosures about Fair Value of Financial Instruments'.

     The carrying amounts and fair values of finance debt are as follows:

                                                                     December 31,
                                                      ------------------------------------------
                                                             1998                   1997
                                                      -------------------    -------------------
                                                      Carrying     Fair      Carrying     Fair
                                                       amount      value      amount      value
                                                      --------    -------    --------    -------
                                                                     ($ million)
Finance debt
  Long-term.......................................     10,126      10,555      9,055       9,319
  Short-term......................................      1,659       1,659      1,817       1,817

     The carrying amounts and fair values of finance debt shown above exclude the effects of currency swaps (which are included for presentation in the balance sheet). Current maturities of long-term finance debt are included under long-term finance debt above.

     The following methods and assumptions were used by the Group in estimating its fair value disclosures for its financial instruments:

     Cash at bank and in hand: The carrying amount reported in the balance sheet for cash at bank and in hand approximates its fair value.

     Finance debt: The carrying amount of the Group's short-term borrowings, which mainly comprise commercial paper, bank loans and overdrafts, approximate their fair value. The fair value of the Group's

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) long-term debt borrowings is estimated using quoted prices or, where these are not available, discounted cash flow analyses, based on the Group's current incremental borrowing rates for similar types and maturities of borrowing.

     Derivative financial instruments: The fair values of the Group's interest rate contracts (futures contracts and swap agreements) are based on quoted prices (futures) and pricing models which take into account relevant market data (swaps and swaptions). Fair values for the Group's foreign exchange contracts (forward contracts, swap agreements and options) are based on market prices of comparable instruments. The fair values of the Group's oil and natural gas price contracts (futures contracts, swap agreements and options) are based on market prices.

     The following information is presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 119 -- 'Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments'.

     The carrying amounts of foreign exchange contracts that hedge finance debt are included within finance debt in the balance sheet. The carrying amounts of other derivatives are included in the balance sheet under receivables or payables as appropriate.

     In addition to the above financial instruments, the Group has issued third party guarantees and indemnities amounting to $436 million ($392 million at December 31, 1997). The credit risk and maximum cash requirement of these guarantees and indemnities is the full contractual amount, however no material loss is expected to arise.

INTEREST RATE RISK MANAGEMENT

     The Group enters into interest rate contracts to manage its cost of borrowing as indicated in the following table:

                                        December 31, 1998                   December 31, 1997
                                 --------------------------------    --------------------------------
                                  Gross       Fair        Fair        Gross       Fair        Fair
                                 contract     value       value      contract     value       value
                                  amount      asset     liability     amount      asset     liability
                                 --------    -------    ---------    --------    -------    ---------
                                                             ($ million)
Swaps........................      5,866          69        (328)      4,779          54        (240)
                                 =======     =======     =======     =======     =======     =======

     Interest rate swaps allow BP Amoco to modify the interest characteristics of its long-term borrowings from a fixed to a floating rate basis or vice versa. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the interest differentials calculated by reference to an agreed notional principal amount. There is no exchange of the underlying principal amount.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
     The following table indicates the types of swaps used and their weighted average interest rates. Average variable rates are based on the actual rates in place at December 31; these may change significantly, affecting future cash flows. Swap contracts mainly have maturities between one and ten years.

                                                                   December 31,
                                                                ------------------
                                                                 1998       1997
                                                                -------    -------
                                                                ($ million, except
                                                                   percentages)
Receive -- fixed swaps -- notional amount...................      2,125      2,076
Average receive fixed rate..................................       6.6%       7.1%
Average pay floating rate...................................       5.4%       5.8%
Pay -- fixed swaps -- notional amount.......................      3,741      2,703
Average pay fixed rate......................................       7.3%       8.0%
Average receive floating rate...............................       5.3%       5.9%

     Interest rate futures contracts may be used by the Group, on occasion, in preference to interest rate swaps to achieve a more cost effective method of managing the mix between fixed and floating rate debt. These contracts are commitments to either purchase or sell designated financial instruments at a future date for a specified price, and may be settled in cash or through delivery. The Group holds highly liquid contracts, such as Eurodollar futures, with terms ranging up to a year. Initial margin requirements and daily calls are met either by the deposit of securities or in cash. Futures contracts have little credit risk as regulated exchanges are the counterparties.

     Interest rate forward contracts, which include forward rate agreements and options on forward rate agreements, may also be used by the Group to manage interest rate risk on debt. These contracts are agreements which allow the interest rate cost on a principal amount to be fixed for a specified period commencing on a future date.

     Swaptions may also be employed to manage interest rate risk on debt. A swaption is an agreement that conveys the right, but not the obligation, to swap a series of fixed rate interest payments for floating rate interest payments, or vice versa, at a given future point in time. Typically the swaptions entered into by the Group are cash settled at expiry.

FOREIGN EXCHANGE RISK MANAGEMENT

     The Group enters into various types of foreign exchange contracts in managing its foreign exchange risk as indicated in the following table:

                                        December 31, 1998                   December 31, 1997
                                 --------------------------------    --------------------------------
                                  Gross       Fair        Fair        Gross       Fair        Fair
                                 contract     value       value      contract     value       value
                                  amount      asset     liability     amount      asset     liability
                                 --------    -------    ---------    --------    -------    ---------
                                                             ($ million)
Currency swaps...............      1,797          99        (107)      1,690          84        (119)
Forwards.....................      4,046          63         (38)      4,816          43         (41)
Options......................      3,065          19         (15)      4,904          26         (27)
                                 -------     -------     -------     -------     -------     -------
                                   8,908         181        (160)     11,410         153        (187)
                                 =======     =======     =======     =======     =======     =======

     The Group's foreign exchange management policy is to minimize economic exposures from currency movements against the US dollar. This is achieved by raising finance in US dollars, hedging with respect to the US dollar or swapping into US dollars where this achieves a lower cost of financing, and hedging

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) significant non-dollar cash flows. Examples of significant non-dollar cash flows are sterling tax payments and capital expenditure and operational requirements of Exploration in the UK.

     Under currency swaps the counterparties initially exchange a principal amount in two currencies, agreeing to re-exchange the currencies at a future date and at the same exchange rate. In addition, interest payments in the respective currencies are exchanged at specified intervals over the term of the agreement. The Group's currency swaps have terms between one and seven years. The majority of the Group's currency swaps relate to major currencies such as Sterling, Deutschmarks, Swiss Francs and Japanese Yen.

     Currency forward contracts are commitments to purchase or sell an agreed amount of foreign currency at a specified exchange rate at a specified future date. The Group's forward contracts are generally settled over periods of up to one year.

     Currency options, which are normally directly negotiated, allow but do not require, the holder to buy from or sell to the writer an agreed amount of currency at a specified exchange rate within a stated period, and involve the initial payment or receipt of a premium. The Group's option contracts have an average term of less than one year.

     Included in currency options are currency cylinder option contracts. A cylinder is the purchase of an option to buy foreign currency and the simultaneous selling of an option to sell the same amount of foreign currency to BP Amoco at a different exchange rate. The effect is to limit the risk of both gain and loss. This is achieved at little or no cost as the symmetry of the options means that the premium paid for one option is balanced by the premium received from the sale of the other.

OIL AND NATURAL GAS PRICE RISK MANAGEMENT

     The Group enters into various types of oil and natural gas price contracts to manage its exposure to some movements in hydrocarbon prices as indicated in the following table. Contracts which are capable of being settled by delivery of oil, oil products or natural gas are excluded.

                                         December 31, 1998                     December 31, 1997
                                 ----------------------------------    ----------------------------------
                                    Gross       Fair           Fair       Gross       Fair           Fair
                                 contract      value          value    contract      value          value
                                   amount      asset    (liability)      amount      asset    (liability)
                                 --------    -------    -----------    --------    -------    -----------
                                                               ($ million)
Oil
  Swaps......................        421          12           (5)         544          20          (25)
  Options....................         --          --           --            1          --           --
  Futures....................         70          --           --           83          --           --
                                 -------     -------      -------      -------     -------      -------
                                     491          12           (5)         628          20          (25)
                                 =======     =======      =======      =======     =======      =======
Natural gas
  Swaps......................      1,478          48          (43)         719          20          (20)
  Options....................         33           3           (1)          38          --           --
  Futures....................         --          --           --            6          --           --
                                 -------     -------      -------      -------     -------      -------
                                   1,511          51          (44)         763          20          (20)
                                 =======     =======      =======      =======     =======      =======

     The Group uses swaps, options and futures to hedge future purchases and sales of crude oil and refined oil products. The term of the oil price derivatives is usually less than one year. Natural gas swaps, options and futures are used to convert specific sales and purchase contracts from fixed prices to market

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) prices. Swaps are also used to hedge exposure for price differentials between locations. The term of most natural gas price derivatives is less than one year, with some having terms of two years.

     Under swaps, BP Amoco agrees with other parties to pay or receive the difference between a fixed and variable price at a range of specified dates determined by reference to an agreed notional volume.

     The option and futures contracts are traded on regulated exchanges. Exchange-traded options allow, but do not require, the holder to either buy from or sell to the writer an agreed amount of futures contracts at a specified price at a specified future date. Futures are fixed price commitments to purchase or sell a contract, whose value is derived from the price of oil at a specified future date. Initial margin requirements and daily cash settlements for both these types of contracts are met either by bank guarantees or in cash. There is little credit risk under these contracts as regulated exchanges are the counterparties.

TRADING ACTIVITIES

     The Group maintains active trading positions in a variety of derivatives. This activity is undertaken in conjunction with risk management. Derivatives held for trading purposes are marked to market and any gain or loss recognized in the income statement. For traded derivatives, many positions have been neutralized, with trading initiatives being concluded by taking opposite positions to fix a gain or loss, thereby achieving a zero net market risk.

     The following table discloses the contract or notional amount and fair value of the derivatives held for trading purposes at December 31, 1998 and 1997 and the average fair value for the year.

                                                  1998                                      1997
                                 --------------------------------------    --------------------------------------
                                                 Net          Average                      Net          Average
                                  Gross      fair value     fair value      Gross      fair value     fair value
                                 contract       asset          asset       contract       asset          asset
                                  amount     (liability)    (liability)     amount     (liability)    (liability)
                                 --------    -----------    -----------    --------    -----------    -----------
                                                                   ($ million)
Interest rate contracts
  Swaps......................         --            --             --           50            --             --
  Futures....................        185            --             (1)          42            --             --
  Options....................          4            --             --          375            --             --
  Swaptions..................         --            --             (7)         280            (6)            (3)
                                 -------       -------        -------      -------       -------        -------
                                     189            --             (8)         747            (6)            (3)
                                 =======       =======        =======      =======       =======        =======
Foreign exchange contracts
  Forwards...................      3,012            (9)            23        2,438             1             (2)
  Options....................      6,429            --             (2)       1,656             1              3
                                 -------       -------        -------      -------       -------        -------
                                   9,441            (9)            21        4,094             2              1
                                 =======       =======        =======      =======       =======        =======
Oil price contracts
  Swaps......................      3,460            11             54        4,011            46             24
  Futures....................        413            --             --          608            --             --
  Options....................        165            --             --           88            --             --
                                 -------       -------        -------      -------       -------        -------
                                   4,038            11             54        4,707            46             24
                                 =======       =======        =======      =======       =======        =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONCLUDED)
CONCENTRATIONS OF CREDIT RISK

     The primary activities of the Group are oil and gas exploration and production, oil refining and marketing and the manufacture and marketing of chemicals. The Group's principal customers, suppliers and financial institutions with which it conducts business are located throughout the world. The credit ratings of interest rate and currency swap counterparties are all of a quality equal to or better than BP Amoco's when agreed. The credit quality is actively managed over the life of the swap.

NOTE 29 -- CAPITAL AND RESERVES

                                                          Paid
                                                Share      in      Merger    Retained
                                               capital   surplus   reserve   earnings    Total
                                               -------   -------   -------   --------   -------
                                                                 ($ million)
At January 1, 1998..........................     4,330     3,777       650    32,991     41,748
Employee share schemes -- Amoco.............         8        --        97        --        105
Employee share schemes -- BP................         5       117        --       (42)        80
Share dividend plan -- BP...................        46       (46)       --     1,243      1,243
Share repurchases -- Amoco..................       (27)       --       (50)     (507)      (584)
Redenomination of BP shares into US
  dollars...................................       484      (484)       --        --         --
Profit for the year.........................        --        --        --     3,260      3,260
Dividends...................................        --        --        --    (4,121)    (4,121)
Exchange adjustment.........................        17        22        --        16         55
                                               -------   -------   -------   -------    -------
At December 31, 1998........................     4,863     3,386       697    32,840     41,786
                                               =======   =======   =======   =======    =======

     The movements in the Group's share capital during the year are set out above. All movements are quantified in terms of the number of BP Amoco shares issued or repurchased.

     EMPLOYEE SHARE SCHEMES. During the year 13,069,529 ordinary shares were issued under the BP employee share schemes and 16,763,559 under Amoco employee share option and other employee benefit schemes. Certain of these shares were issued via a QUEST. See Note 33 for further details.

     SHARE DIVIDEND PLAN. 110,285,094 ordinary shares were issued under the share dividend plan by capitalization of the paid in surplus.

     SHARE REPURCHASE. Prior to the announcement of the merger Amoco repurchased 54,900,795 shares for a total consideration of $584 million.

     REDENOMINATION OF BP SHARES INTO US DOLLARS. The increase in the nominal value of the ordinary shares for existing BP shareholders from 25 pence to 50 cents was effected by transferring $484 million from the paid in surplus.

NOTE 30 -- RETAINED EARNINGS

     Retained earnings of $32,840 million ($32,991 million at December 31, 1997) include the following amounts, the distribution of which is limited by statutory or other restrictions:

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 30 -- RETAINED EARNINGS (CONCLUDED)

                                                                   December 31,
                                                                ------------------
                                                                   1998       1997
                                                                -------    -------
                                                                   ($ million)
Parent company..............................................         16         16
Subsidiary undertakings.....................................      4,196      4,425
Associated undertakings.....................................      1,162      1,144
                                                                -------    -------
                                                                  5,374      5,585
                                                                =======    =======

     Cumulative net exchange losses of $453 million are included in retained earnings ($508 million losses at December 31, 1997).

     There were no unrealized currency translation differences for the year on long-term borrowings used to finance equity investments in foreign currencies (1997 unrealized losses of $2 million and 1996 unrealized losses of $2 million).

NOTE 31 -- ANALYSIS OF CONSOLIDATED STATEMENT OF CASH FLOWS

(I) RECONCILIATION OF HISTORICAL COST PROFIT BEFORE INTEREST AND TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                   Year ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Historical cost profit before interest and tax..............      5,896     10,155     11,013
Depreciation and amounts provided...........................      5,255      5,056      5,369
Exploration expenditure written off.........................        373        365        574
Share of (profits) losses of joint ventures and associated
  undertakings..............................................     (1,102)      (777)      (663)
Interest and other income...................................       (272)      (255)      (247)
(Profit) loss on sale of businesses and fixed assets........       (963)      (563)       171
Charge for provisions.......................................        507        582        601
Utilization of provisions...................................       (460)      (401)      (460)
Decrease (increase) in inventories..........................        584      1,740     (1,261)
Decrease (increase) in receivables..........................      1,768      2,033     (3,551)
(Decrease) increase in payables.............................     (2,000)    (2,377)     2,133
                                                                -------    -------    -------
Net cash inflow from operating activities...................      9,586     15,558     13,679
                                                                =======    =======    =======

(II) EXCEPTIONAL ITEMS

     The cash outflow relating to the merger expenses charged in 1998 was $32 million. The cash outflow in respect of the European refining and marketing joint venture implementation costs charged in 1996 was $122 million (1997 $307 million and 1996 $69 million). These amounts were included in the net cash inflow from operating activities.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 31 -- ANALYSIS OF CONSOLIDATED STATEMENT OF CASH FLOWS (CONCLUDED)
(III) FINANCING

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Long-term borrowing.........................................     (2,196)    (1,179)      (398)
Repayments of long-term borrowing...........................      1,217        884      2,421
Short-term borrowing........................................       (513)    (1,285)    (1,503)
Repayments of short-term borrowing..........................        692      1,342        381
                                                                -------    -------    -------
                                                                   (800)      (238)       901
Issue of share capital......................................       (161)      (172)      (112)
Repurchase of share capital.................................        584      1,422         39
                                                                -------    -------    -------
Net cash (inflow) outflow...................................       (377)     1,012        828
                                                                =======    =======    =======

(IV) MANAGEMENT OF LIQUID RESOURCES

     Liquid resources comprise current asset investments which are principally commercial paper issued by other companies. The net cash inflow from the management of liquid resources was $596 million (1997 $167 million and 1996 $147 million).

(V) COMMERCIAL PAPER

     Net movements in commercial paper are included within short-term borrowings or repayment of short-term borrowings as appropriate.

(VI) MOVEMENT IN NET DEBT

                                                          Years ended December 31,
                            -------------------------------------------------------------------------------------
                                              1998                                        1997
                            -----------------------------------------   -----------------------------------------
                                                    Current                                     Current
                            Finance                   asset       Net   Finance                   asset       Net
                               debt      Cash   investments      debt      debt      Cash   investments      debt
                            -------   -------   -----------   -------   -------   -------   -----------   -------
                                                                 ($ million)
At January 1..............  (12,877)      355         1,067   (11,455)  (12,848)      347         1,233   (11,268)
Net cash flow.............     (800)       67          (596)   (1,329)     (238)       33          (167)     (372)
Other movements...........      (53)       --            --       (53)      133        --             5       138
Exchange adjustments......      (25)      (17)           (1)      (43)       76       (25)           (4)       47
                            -------   -------   -----------   -------   -------   -------   -----------   -------
At December 31............  (13,755)      405           470   (12,880)  (12,877)      355         1,067   (11,455)
                            =======   =======   ===========   =======   =======   =======   ===========   =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 32 -- OPERATING LEASE COMMITMENTS

     Annual commitments under operating leases were as follows:

                                                                    December 31,
                                                    --------------------------------------------
                                                            1998                    1997
                                                    --------------------    --------------------
                                                     Land and                Land and
                                                    buildings      Other    buildings      Other
                                                    ---------    -------    ---------    -------
                                                                    ($ million)
Expiring within: 1 year.........................          50         149          23         140
                  2 to 5 years..................          92         432         106         405
                  Thereafter....................         174          99         165          74
                                                    --------     -------    --------     -------
                                                         316         680         294         619
                                                    ========     =======    ========     =======

     The future minimum lease payments (after deducting related rental income from operating sub-leases of $466 million) were as follows:

                                                              December 31,
                                                                      1998
                                                              ------------
                                                               ($ million)
1999........................................................           909
2000........................................................           661
2001........................................................           578
2002........................................................           492
2003........................................................           316
Thereafter..................................................         1,868
                                                              ------------
                                                                     4,824
                                                              ============

NOTE 33 -- EMPLOYEE SHARE SCHEMES

     During 1998 BP and Amoco operated share schemes for their employees. However, the arrangements of the two companies differed reflecting market practice in the UK and the USA. Consequently the arrangements of each company are described separately. A review will be undertaken during 1999 in order to formulate an integrated employee share ownership strategy for BP Amoco. At the extraordinary general meeting in November 1998 shareholders approved a new discretionary share option plan (the BP Amoco Share Option Plan).

     BP offered its employees and those of most of its principal operating companies the opportunity to acquire a shareholding in the Company. Scheme design varied by country, reflecting local legislation, culture and employment practice. There were two categories of scheme: those which were generally available to most staff (e.g. the Participating and Savings Related Share Option Schemes in the UK) and those for defined categories of staff (e.g. the Executive Share Option Scheme (ESOS) for middle managers).

     Under participating schemes, the Company matched employees' own contributions of shares, all of which were then held for defined periods. With savings-related schemes, employees saved regularly toward the purchase of shares at a price fixed when their savings contract commenced. The ESOS offered middle managers the opportunity to exercise share options between the third and tenth anniversaries of the date of grant, at the market price set at the time of grant. Grants made since 1995 under the ESOS will not be exercisable until a performance condition has been satisfied. Before any options can be exercised, the Remuneration Committee will require the total return to shareholders (share price increase with all dividends reinvested) on an investment in BP Amoco shares to exceed the mean total return to

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 33 -- EMPLOYEE SHARE SCHEMES (CONTINUED) shareholders of a representative group of UK companies by a margin set from time to time by the committee. The performance period for each grant will normally be three years.

     An Employee Share Ownership Plan (ESOP) has been established to acquire BP Amoco shares to satisfy future requirements of certain employee share schemes. Funding is provided to the ESOP by the Company. The assets and liabilities of the ESOP are recognized as assets and liabilities of the Company within these accounts. The ESOP has waived its rights to dividends.

     During 1998 the ESOP acquired a further 16,853,000 shares and released 4,259,000 shares for the participating share schemes. The cost of shares released for these schemes has been charged in these accounts. At December 31, 1998 the ESOP held 31,384,000 shares (December 31, 1997, 18,790,000).

     In January 1998 BP established a Qualifying Employee Share Ownership Trust (QUEST) for the purpose of share option schemes for employees and executive directors of the Company and its subsidiaries. During the year, contributions of $42 million were made by the Company to the QUEST which, together with option-holder contributions, were used by the QUEST to subscribe for new ordinary shares at market price. The cost of this contribution has been transferred by the Company directly to retained profits and the excess of the subscription price over nominal value has increased the paid in surplus. At December 31, 1998, all the 4,825,188 ordinary shares issued to the QUEST had been transferred to option holders exercising options under the BP Group Savings Related Share Option Scheme.

     In Amoco stock options were used to a greater extent than in BP as an element of employee remuneration. Under the Amoco Stock Option Plan options were granted to key managerial and other eligible employees. The exercise price was the market price of Amoco stock on the date of grant. Options granted under the plans generally become exercisable one or two years after the date of grant and lapse on the tenth anniversary of the date of grant. There were no performance conditions. Following the merger outstanding Amoco stock options were converted into BP Amoco share options on the basis of the ratio of 3.97:1.

     In addition Amoco also had a Restricted Stock Grant Plan. This plan provided for the awarding of Amoco stock to selected employees and non-executive directors. Shares issued under the plan may not be sold or otherwise transferred for a minimum period as established at the time of grant.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                     (Options thousands)
Employee share options granted during the year:
  BP Savings related and similar schemes....................      4,867      7,389      5,242
  BP ESOS...................................................      1,288      2,269      1,905
  Amoco Stock Option Plan...................................     30,348     26,991     22,168
                                                                -------    -------    -------
                                                                 36,503     36,649     29,315
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 33 -- EMPLOYEE SHARE SCHEMES (CONTINUED)
     The exercise prices for BP options granted during the year were $12.41 (4,773,000 options) and $11.68 (94,000 options) for savings-related and similar schemes and $14.04 (1,243,000 options) and $15.75 (45,000 options) for the ESOS. Amoco stock options were granted at an average price of $43.55 ($44.90) which equates to a BP Amoco share price of $10.97 ($11.31).

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                     (Shares thousands)
Shares issued in respect of options exercised during the
  year:
  BP Savings related and similar schemes....................      6,291     13,974      5,545
  BP ESOS...................................................      5,130      4,402      6,222
  Amoco Stock Option Plan...................................     15,317     14,197      9,671
                                                                -------    -------    -------
                                                                 26,738     32,573     21,438
                                                                =======    =======    =======

     In addition, 1,649,000 shares (1997, 6,822,000 shares and 1996, 8,240,000 shares) were issued under participating share schemes.

                                                             Years ended December 31,
                                                   --------------------------------------------
                                                           1998            1997            1996
                                                   ------------    ------------    ------------
Options outstanding:
  Options......................................     173,448,911     168,033,050     168,445,794
  Exercise period..............................       1999-2008       1998-2007       1997-2006
  Price........................................    $3.70-$15.75    $3.70-$11.95     $2.35-$8.28

     The following information is presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 123 -- 'Accounting for Stock-based Compensation' (SFAS 123).

     Share option transactions under employee share schemes are summarized as follows:

                                                        Years ended December 31,
                                ------------------------------------------------------------------------
                                         1998                     1997                     1996
                                ----------------------   ----------------------   ----------------------
                                              Weighted                 Weighted                 Weighted
                                               average                  average                  average
                                  Number of   exercise     Number of   exercise     Number of   exercise
                                     shares      price        shares      price        shares      price
                                -----------   --------   -----------   --------   -----------   --------
                                                   ($)                      ($)                      ($)
Outstanding at January 1......  168,033,050       7.71   168,445,794       6.50   165,136,286       5.91
Reinstated....................       16,743       5.64           960       7.44        31,641       5.24
Granted.......................   36,502,780      11.27    36,649,327      10.95    29,315,293       8.79
Exercised.....................  (26,737,746)      6.01   (32,572,683)      5.17   (21,437,745)      5.26
Stock appreciation rights
  exercised...................     (349,360)      5.11      (317,600)      4.80      (960,740)      4.48
Cancelled.....................   (4,016,556)      9.45    (4,172,748)      7.36    (3,638,941)      6.09
                                -----------              -----------              -----------
Outstanding at December 31....  173,448,911       8.68   168,033,050       7.71   168,445,794       6.50
                                ===========              ===========              ===========
Exercisable at December 31....  101,066,358               94,105,298               90,832,077
                                ===========              ===========              ===========
Available for grant at
  December 31.................  588,809,092              246,944,428              243,084,577
                                ===========              ===========              ===========

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 33 -- EMPLOYEE SHARE SCHEMES (CONCLUDED)
     Options outstanding at December 31, 1998 will be exercisable between 1999 and 2008.

     Available for grant figures for 1997 and 1996 are as previously reported for BP p.l.c.

     For the share options outstanding and exercisable at December 31, 1998 the exercise price ranges and average remaining lives were:

                                                   Options outstanding            Options exercisable
                                            ----------------------------------   ----------------------
                                                           Weighted   Weighted                 Weighted
                                                            average    average                  average
                                              Number of   remaining   exercise     Number of   exercise
                                                 Shares        life      price        shares      price
                                            -----------   ---------   --------   -----------   --------
                                                            (years)        ($)                      ($)
Range of exercise prices
$3.70 -- $6.94............................   55,855,118        3.18       6.16    46,484,963       6.30
$7.01 -- $9.59............................   55,725,944        5.57       8.34    42,661,506       8.26
$10.04 -- $15.75..........................   61,867,849        8.45      11.30    11,919,885      11.35
                                            -----------   ---------   --------   -----------   --------
                                            173,448,911        5.83       8.69   101,066,354       7.72
                                            ===========   =========   ========   ===========   ========

     As allowed by SFAS 123 the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees'. In accordance with this accounting statement the Company does not recognize compensation expense on the grant of the options. Had compensation expense been determined based upon the fair value of the stock options at grant date consistent with the method of SFAS 123, the Company's net income and profit per Ordinary Share for 1998 would have been reduced by $47 million (1997 $43 million and 1996 $30 million) and 1 cent (1997 1 cent and 1996 1 cent), respectively.

     The weighted average fair value of BP share options granted in 1998 was $2.29 (1997 $2.97 and 1996 $2.37). The fair value of each option grant was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998, 1997 and 1996, respectively; risk-free interest rates of 6.0, 7.0 and 8.0%; dividend yield of 3%; expected lives of three to five years and volatility of 18%.

     The weighted average fair value of Amoco stock options granted in 1998 was $7.40 (1997 $8.41 and 1996 $6.78). On the basis of BP Amoco shares these equate to values of $1.86 (1997 $2.12 and 1996 $1.71). The fair value of each option grant was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998, 1997 and 1996, respectively; risk-free interest rates of 5.7, 6.7 and 6.1%, dividend yield of 4%, expected lives of six years and volatility of 17%, 17% and 19%.

     The effects of applying SFAS 123 for the proforma disclosures are not representative of the effects expected on reported net income and profit per Ordinary Share in future years, since the disclosures do not reflect compensation expense for options granted prior to 1995.

NOTE 34 -- LONG TERM PERFORMANCE PLAN

     During 1998 BP senior executives and executive directors participated in the Long Term Performance Plan (the Plan). This is an incentive scheme under which the Remuneration Committee may award shares to participants or fund the purchase of shares for participants if long-term targets are met. The Plan had replaced the granting of executive share options to those participants. For 1999, the Plan will be extended to cover senior executives and executive directors of the BP Amoco Group. Participants based in North America will continue to receive share options in line with local market practice.

     The cost of potential future awards is accrued over the three-year performance periods of the Plans. The amount charged in 1998 was $45 million (1997 $28 million 1996 $31 million).

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 34 -- LONG TERM PERFORMANCE PLAN (CONCLUDED)
     The value of awards under the 1995-7 Plan made in 1998 was $36 million (1994-6 Plan $28 million).

     Employee Share Ownership Plans (ESOPs) have been established to acquire BP Amoco shares to satisfy any awards made to participants under the Plan and then to hold them for the participants during the retention period of the Plan. In order to hedge the cost of potential future awards the ESOPs may, from time to time over the performance period of the Plans, purchase BP Amoco shares in the open market. Funding is provided to the ESOPs by the Company. The assets and liabilities of the ESOPs are recognized as assets and liabilities of the Company within these accounts. The ESOPs have waived their rights to dividends.

     At December 31, 1998 the ESOPs held 3,133,000 (1997 3,274,000) shares for potential future awards.

NOTE 35 -- DIRECTORS' REMUNERATION

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                        ($ thousand)
Total for all directors
Emoluments (a)..............................................      6,870      8,264      7,235
Gains made on the exercise of share options.................        888        146      2,276
Amount awarded under long-term incentive schemes............      4,434      6,844     13,188
                                                                =======    =======    =======
Highest paid director
Emoluments..................................................      1,514      1,538      1,173
Gains made on the exercise of share options.................        806        105         --
Amounts awarded under long-term incentive schemes...........      1,331      1,346      2,677
Accrued pension at December 31..............................        626        554        406
                                                                =======    =======    =======

---------------

(a) Fees of $45,730 (1997 $60,680 and 1996 $51,480) in respect of Mr H M P
    Miles' services as a non-executive director were paid to his employer.

     As the merger between BP and Amoco occurred on December 31, 1998, the information shown for 1998, 1997 and 1996 is the remuneration of BP directors only.

EMOLUMENTS

     These amounts comprise fees paid to the chairman and non-executive directors, and, for executive directors, salary and benefits earned during the relevant financial year, plus bonuses awarded for the year.

PENSION CONTRIBUTIONS

     Six executive directors participate in a non-contributory pension scheme established for UK staff by a separate trust fund to which contributions are made by BP Amoco based on actuarial advice. There were no contributions to this pension scheme in 1998 or 1997.

NOTE 36 -- LOANS TO OFFICERS

     Miss J C Hanratty has a low interest loan of $43,000 made to her prior to her appointment as Company Secretary on October 1, 1994.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 37 -- EMPLOYEE COSTS AND NUMBERS

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
EMPLOYEE COSTS
Wages and salaries..........................................      4,995      5,114      4,560
Social security costs.......................................        412        388        410
Pension costs...............................................        139        141        266
                                                                -------    -------    -------
                                                                  5,546      5,643      5,236
                                                                =======    =======    =======

                                                                        December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
NUMBER OF EMPLOYEES
Exploration and Production..................................     18,800     19,150     18,300
Refining and Marketing (a)..................................     52,100     53,800     49,150
Chemicals...................................................     23,050     24,000     24,100
Other businesses and corporate..............................      2,700      3,850      3,350
                                                                -------    -------    -------
                                                                 96,650    100,800     94,900
                                                                =======    =======    =======

                                                    United   Rest of             Rest of
                                                   Kingdom    Europe       USA     World     Total
                                                   -------   -------   -------   -------   -------
AVERAGE NUMBER OF EMPLOYEES
1998
Exploration and Production.......................    4,050       900     7,900     6,200    19,050
Refining and Marketing (b).......................   10,300     9,700    23,600     9,150    52,750
Chemicals........................................    4,650     5,150    11,600     2,450    23,850
Other businesses and corporate...................      950       300     1,550       450     3,250
                                                   -------   -------   -------   -------   -------
                                                    19,950    16,050    44,650    18,250    98,900
                                                   =======   =======   =======   =======   =======
1997
Exploration and Production.......................    3,750       900     8,450     5,700    18,800
Refining and Marketing (b).......................    9,550    10,000    23,650     9,000    52,200
Chemicals........................................    5,000     4,650    11,850     2,550    24,050
Other businesses and corporate...................      900       200     1,950       600     3,650
                                                   -------   -------   -------   -------   -------
                                                    19,200    15,750    45,900    17,850    98,700
                                                   =======   =======   =======   =======   =======
1996
Exploration and Production.......................    3,450       950     8,950     5,100    18,450
Refining and Marketing...........................    7,550     9,650    22,850     8,200    48,250
Chemicals........................................    5,200     4,600    13,300     2,400    25,500
Other businesses and corporate...................      750       150     1,850       950     3,700
                                                   -------   -------   -------   -------   -------
                                                    16,950    15,350    46,950    16,650    95,900
                                                   =======   =======   =======   =======   =======

---------------

(a) Includes 17,300 (1997, 18,050) employees assigned to the BP/Mobil joint venture

(b) Includes 8,550 (1997, 7,850) employees assigned to the BP/Mobil joint venture in the UK and 9,350 (1997, 9,600) employees in the Rest of Europe.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 38 -- PENSIONS

     Most Group companies have pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The main plans provide benefits that are computed based on an employee's years of service and final pensionable salary. In most cases Group companies make contributions to separately administered trusts, based on advice from independent actuaries using actuarial methods, the objective of which is to provide adequate funds to meet pension obligations as they fall due. In certain countries the plans are unfunded and the accrued liabilities for pension benefits is included within other provisions.

     The net charge to income for pensions in 1998 was $139 million (1997 $141 million and 1996 $266 million). This was assessed in accordance with independent actuarial advice using the projected unit credit method for the Group's major pension plans.

     The principal assumptions used in calculating the credit/charge were in the following ranges:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
UK and other European plans:
Rate of return on assets....................................         7%       8.1%       8.3%
Discount rate...............................................         7%       8.1%       8.3%
Future salary increases.....................................       5.1%       5.9%       6.2%
Future pension increases....................................       3.2%       4.0%       4.3%
US plans:
Rate of return on assets....................................        10%        10%        10%
Discount rate...............................................       6.9%         7%         7%
Future salary increases.....................................       4.7%       4.7%       4.7%
Future pension increases....................................        nil        nil        nil

     At January 1, 1998 the date of the latest actuarial valuations or reviews, the market value of assets in the Group's major externally funded pension plans in the UK and the USA was $20,689 million ($17,988 million at January 1, 1997). The actuarial value of the assets of these plans represented 123% (1997 119%) of the benefits that had accrued to members of those plans, after allowing for expected future increases in salaries.

     At December 31, 1998 the obligation for accrued benefits in respect of the principal unfunded plans in Europe was $1,714 million ($1,543 million at December 31, 1997). Of this amount, $1,345 million ($1,220 million at December 31, 1997) has been provided in these accounts.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 38 -- PENSIONS (CONTINUED)
     Further information in respect of the Group's principal defined benefit pension plans required under FASB Statement of Financial Accounting Standards No. 132 -- 'Employers' Disclosures about Pensions and Other Postretirement Benefits' is set out below.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Principal plans:
  Service cost -- benefits earned during year...............        375        335        317
  Interest cost on projected benefit obligation.............      1,089      1,136      1,103
  Expected return on plan assets............................     (1,339)    (1,364)    (1,256)
  Amortization of transition asset..........................        (84)       (82)       (77)
  Recognized net actuarial gain.............................        (87)       (65)       (13)
  Recognized prior service cost.............................         14         30         28
  Curtailment and settlement................................         12          9          4
                                                                -------    -------    -------
                                                                    (20)        (1)       106
Other defined benefit plans.................................         51         39         55
Defined contribution schemes................................        108        103        105
                                                                -------    -------    -------
Total pension expense.......................................        139        141        266
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 38 -- PENSIONS (CONTINUED)

                                                         UK and other
                                                        European plans           US plans
                                                      ------------------    ------------------
                                                         1998       1997       1998       1997
                                                      -------    -------    -------    -------
                                                                    ($ million)
Benefit obligation at January 1...................     11,567     11,183      4,388      4,334
Service cost......................................        221        195        154        140
Interest cost.....................................        787        840        302        296
Plan amendments...................................         --         --         --       (100)
Settlement loss...................................         --         --         12          9
Actuarial loss....................................        518        383         60        166
Plan participants' contributions..................         20         13         --         --
Settlement payments...............................         --         --        (26)       (16)
Benefit payments..................................       (619)      (666)      (466)      (441)
Exchange adjustment...............................        176       (381)        --         --
                                                      -------    -------    -------    -------
Benefit obligation at December 31.................     12,670     11,567      4,424      4,388
                                                      -------    -------    -------    -------
Fair value of plan assets at January 1............     15,915     13,762      4,774      4,226
Actual return on plan assets......................      2,456      2,903        833        914
Plan participants' contributions..................         20         13         --         --
Employer contributions............................          8          9        115         92
Settlement payments...............................         --         --        (26)       (16)
Benefit payments..................................       (515)      (558)      (466)      (442)
Exchange adjustment...............................        107       (214)        --         --
                                                      -------    -------    -------    -------
Fair value of plan assets at December 31..........     17,991     15,915      5,230      4,774
                                                      -------    -------    -------    -------
Funded status.....................................      5,321      4,349        806        386
Unrecognized transition asset.....................       (318)      (394)       (32)       (47)
Unrecognized net actuarial (gain) loss............     (4,914)    (4,010)      (207)       138
Unrecognized prior service cost...................        111        125        (53)       (62)
                                                      -------    -------    -------    -------
Net amount recognized.............................        200         70        514        415
                                                      =======    =======    =======    =======
Prepaid benefit cost..............................      1,545      1,290        656        528
Accrued benefit liability.........................     (1,644)    (1,479)      (190)      (161)
Intangible asset..................................        126        138         --         --
Accumulated other comprehensive income............        173        121         48         48
                                                      -------    -------    -------    -------
                                                          200         70        514        415
                                                      =======    =======    =======    =======

     Major assumptions used to determine projected benefit obligations for the principal pension plans were as follows:

                                                                        December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
UK and other European plans:
Compensation increase.......................................       4.3%       5.1%       5.9%
Discount rate...............................................       6.1%         7%       8.1%
US plans:
Compensation increase.......................................       4.7%       4.7%       4.7%
Discount rate...............................................       6.5%       6.9%         7%

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 38 -- PENSIONS (CONCLUDED)
     Plan assets are held in equity securities, fixed income securities and real estate.

NOTE 39 -- OTHER POSTRETIREMENT BENEFITS

     Certain Group companies, principally in the United States, provide postretirement healthcare and life insurance benefits to their retired employees and dependants. The entitlement to these benefits is usually based on the employee remaining in service until retirement age and completion of a minimum period of service. The plans are partly funded and the accrued net liability for postretirement benefits is included within other provisions.

     The charge to income for postretirement benefits in 1998 of $101 million (1997 $110 million and 1996 $130 million) was assessed in accordance with independent actuarial advice using the projected unit credit method.

     At December 31, 1998 the independent actuaries have reassessed the obligation for postretirement benefits at $1,814 million ($1,709 million at December 31, 1997). The provision for postretirement benefits at December 31, 1998 was $2,311 million ($2,348 million at December 31, 1997).

     The discount rate used to assess the obligation at December 31, 1998 was 6.5% (6.9% at December 31, 1997). The assumed future healthcare cost trend rate for 1999 are 5% to 7.6% for beneficiaries aged under 65 and 5% to 6.5% for beneficiaries aged over 65, which reduce to 5% for both age groups in the year 2002 and for subsequent years.

     Further information presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 132 -- 'Employers' Disclosures about Pensions and Other Postretirement Benefits' is set out below.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Service cost -- benefits earned during year.................         39         40         45
Interest cost on projected benefit obligation...............        114        116        126
Expected return on plan assets..............................         (1)        --         --
Recognized net actuarial gain...............................        (28)       (24)       (19)
Amortization of prior service cost recognized...............        (23)       (22)       (22)
                                                                -------    -------    -------
Postretirement benefit expense..............................        101        110        130
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 39 -- OTHER POSTRETIREMENT BENEFITS (CONCLUDED)

                                                                   1998       1997
                                                                -------    -------
                                                                   ($ million)
Benefit obligation at January 1.............................      1,709      1,704
Service cost................................................         39         40
Interest cost...............................................        114        116
Actuarial (gain) loss.......................................         52        (51)
Benefit payments............................................       (100)      (100)
                                                                -------    -------
Benefit obligation at December 31...........................      1,814      1,709
                                                                -------    -------
Fair value of plan assets at January 1......................         --         --
Actual return on plan assets................................          9         --
Employer contributions......................................         40         --
                                                                -------    -------
Fair value of plan assets at December 31....................         49         --
                                                                -------    -------
Funded status...............................................     (1,765)    (1,709)
Unrecognized net actuarial gain.............................       (382)      (452)
Unrecognized prior service cost.............................       (164)      (187)
                                                                -------    -------
Provision for postretirement benefits.......................     (2,311)    (2,348)
                                                                =======    =======

     The assumed healthcare cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects:

                                                                  1-Percentage      1-Percentage
                                                                point increase    point decrease
                                                                --------------    --------------
                                                                          ($ million)
Effect on total of service and interest cost in 1998........                20               (16)
Effect on postretirement obligation at December 31, 1998....               180              (149)

NOTE 40 -- CONTINGENT LIABILITIES

     There were contingent liabilities at December 31, 1998 in respect of guarantees and indemnities entered into as part of, and claims arising from, the ordinary course of the Group's business, upon which no material losses are likely to arise.

     Approximately 200 lawsuits were filed in State and Federal Courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon, Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the seven oil companies which own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP Amoco owns a 50% interest in Alyeska through a subsidiary of BP America Inc. Alyeska and its owners have settled all of the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages which it has incurred. If any claims are asserted by Exxon which affect Alyeska and its owners, BP Amoco would defend the claims vigorously.

     The Internal Revenue Service (IRS) has challenged the application of certain foreign income taxes as credits against BP Amoco Corporation's US taxes that otherwise would have been payable for the years 1980 to 1992. On June 18, 1992, the IRS issued a statutory Notice of Deficiency for additional taxes in the amount of $466 million, plus interest, relating to 1980 to 1982. BP Amoco filed a petition in the US Tax Court contesting the IRS statutory Notice of Deficiency. Trial on the matter was held in April 1995, and a decision was rendered by the US Tax Court in March 1996, in BP Amoco's favor. The IRS has appealed the

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 40 -- CONTINGENT LIABILITIES (CONCLUDED)
Tax Court's decision to the US Court of Appeals for the Seventh Circuit and on March 11, 1998 the Seventh Circuit affirmed the Tax Court's prior decision. A comparable adjustment of foreign tax credits for each year has been proposed for the years 1983 to 1992 based upon subsequent IRS audits. BP Amoco Corporation believes that the foreign income taxes have been reflected properly in its US federal tax returns. Consequently, this dispute is not expected to have a material adverse effect on liquidity, results of operations, or the financial position of the Group.

     The Group is subject to numerous national and local environmental laws and regulations concerning its products, operations and other activities. These laws and regulations may require the Group to take future action to remediate the effects on the environment of prior disposal or release of chemical or petroleum substances by the Group or other parties. Such contingencies may exist for various sites including refineries, chemical plants, oil fields, service stations, terminals and waste disposal sites. In addition, the Group may have obligations relating to prior asset sales or closed facilities. The ultimate requirement for remediation and its cost is inherently difficult to estimate. However, the estimated cost of known environmental obligations has been provided in these accounts in accordance with the Group's accounting policies. While the amounts of future costs could be significant and could be material to the Group's results of operations in the period in which they are recognized, BP Amoco does not expect these costs to have a material effect on the Group's financial position or liquidity.

NOTE 41 -- JOINT VENTURES AND ASSOCIATED UNDERTAKINGS

     Summarized financial information for the Group's share of its joint ventures is shown below. The principal joint venture is the pan-European refining and marketing joint venture with Mobil, which is jointly controlled. The other significant joint ventures of the BP Amoco Group at December 31, 1998 are shown in Note 47.

                                                                  December 31,
                                                                ----------------
                                                                  1998      1997
                                                                ------    ------
                                                                  ($ million)
Turnover....................................................    15,428    16,804
                                                                ------    ------
Profit for the period before tax............................       546       221
                                                                ------    ------
Profit for the period after tax.............................       561       221
                                                                ------    ------
Fixed assets................................................     5,681     5,349
Current assets..............................................     3,372     3,798
                                                                ------    ------
                                                                 9,053     9,147
Liabilities due within one year.............................     3,586     2,993
Liabilities due after one year..............................       462       530
                                                                ------    ------
                                                                 5,005     5,624
                                                                ======    ======

     Within the BP/Mobil joint venture BP Amoco operates and has a 70% interest in the fuels refining and marketing operation and has a 49% interest in the lubricants business. Funding is provided to the joint venture by both BP Amoco and Mobil in proportion to their respective interests as required. Surplus cash in the joint venture is returned to BP Amoco and Mobil on a regular, usually daily, basis.

     BP Amoco has made available to the joint venture on a long-term basis the tangible fixed assets formerly used by its European refining and marketing operations. Staff working for the fuels business are BP Amoco employees, while those working for the lubricants business are Mobil employees. Staff costs for BP Amoco employees were $902 million (1997 $889 million).

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 41 -- JOINT VENTURES AND ASSOCIATED UNDERTAKINGS (CONCLUDED)
     During the year the BP Amoco Group sold crude oil and products totalling $2,264 million (1997 $3,126 million) to the BP/Mobil joint venture and purchased crude oil and products totalling $1,335 million (1997 $1,963 million). At December 31, 1998 the outstanding balances receivable and payable were $351 million (December 31, 1997 $526 million) and $144 million (December 31, 1997 $241 million) respectively. In addition there were net receipts of $675 million (December 31, 1997 advances of $367 million) outstanding at December 31, 1998.

     The more significant associated undertakings of the BP Amoco Group at December 31, 1998 are shown in Note 47.

     During the year the BP Amoco Group purchased crude oil from two associated undertakings, Abu Dhabi Marine Areas and Abu Dhabi Petroleum to the value of $715 million (1997 $1,014 million and 1996 $1,055 million). At December 31, 1998 $45 million (December 31, 1997 $93 million) was payable in respect of these purchases.

     During the year the BP Amoco Group sold chemical feedstocks totalling $395 million (1997 $549 million and 1996 $487 million) to Erdolchemie, an associated undertaking, and bought petrochemicals, mainly polyethylene, to the value of $76 million (1997 $64 million and 1996 $396 million). At December 31, 1998 the outstanding balance receivable from Erdolchemie was $1 million (December 31, 1997 $5 million).

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 42 -- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a)

CAPITALIZED COSTS AT DECEMBER 31

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                               ($ million)
1998
Gross capitalized costs:
  Proved properties....................     22,116      2,802     34,953     15,013     74,884
  Unproved properties..................        400         76        890      1,915      3,281
                                           -------    -------    -------    -------    -------
                                            22,516      2,878     35,843     16,928     78,165
Accumulated depreciation (b)...........     11,982      1,778     20,238      8,141     42,139
                                           -------    -------    -------    -------    -------
Net capitalized costs..................     10,534      1,100     15,605      8,787     36,026
                                           =======    =======    =======    =======    =======
1997
Gross capitalized costs:
  Proved properties....................     20,206      2,785     33,736     14,072     70,799
  Unproved properties..................        323         55        914      1,776      3,068
                                           -------    -------    -------    -------    -------
                                            20,529      2,840     34,650     15,848     73,867
Accumulated depreciation (b)...........     10,318      1,655     19,799      7,849     39,621
                                           -------    -------    -------    -------    -------
Net capitalized costs..................     10,211      1,185     14,851      7,999     34,246
                                           =======    =======    =======    =======    =======
1996
Gross capitalized costs:
  Proved properties....................     18,988      2,899     31,973     13,475     67,335
  Unproved properties..................        343         50        871      1,809      3,073
                                           -------    -------    -------    -------    -------
                                            19,331      2,949     32,844     15,284     70,408
Accumulated depreciation (b)...........      9,259      1,691     18,416      8,119     37,485
                                           -------    -------    -------    -------    -------
Net capitalized costs..................     10,072      1,258     14,428      7,165     32,923
                                           =======    =======    =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 42 -- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a) (CONTINUED) COSTS INCURRED FOR THE YEAR ENDED DECEMBER 31

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                               ($ million)
1998
Acquisition of properties:
  Proved...............................         --         --          3         54         57
  Unproved.............................         --          1         58         62        121
                                           -------    -------    -------    -------    -------
                                                --          1         61        116        178
Exploration and appraisal costs (c)....        177        106        476        764      1,523
Development costs......................      1,432        100      1,670      1,569      4,771
                                           -------    -------    -------    -------    -------
Total costs............................      1,609        207      2,207      2,449      6,472
                                           =======    =======    =======    =======    =======
1997
Acquisition of properties:
  Proved...............................         --         95          7          7        109
  Unproved.............................         15          3        121         26        165
                                           -------    -------    -------    -------    -------
                                                15         98        128         33        274
Exploration and appraisal costs (c)....        192        133        524        942      1,791
Development costs......................      1,463        161      1,744      1,714      5,082
                                           -------    -------    -------    -------    -------
Total costs............................      1,670        392      2,396      2,689      7,147
                                           =======    =======    =======    =======    =======
1996
Acquisition of properties:
  Proved...............................         --         22        113         33        168
  Unproved.............................         --         --        106        114        220
                                           -------    -------    -------    -------    -------
                                                --         22        219        147        388
Exploration and appraisal costs (c)....        167        103        543        837      1,650
Development costs......................      1,622        228      1,502      1,262      4,614
                                           -------    -------    -------    -------    -------
Total costs............................      1,789        353      2,264      2,246      6,652
                                           =======    =======    =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 42 -- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a) (CONTINUED) RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                               ($ million)
1998
Turnover (d):
  Third parties........................      1,063         73      2,782      2,133      6,051
  Sales between businesses.............      2,481        520      2,027        905      5,933
                                           -------    -------    -------    -------    -------
                                             3,544        593      4,809      3,038     11,984
                                           -------    -------    -------    -------    -------
Exploration expense....................        134         89        240        458        921
Production costs.......................        878        146      1,548        888      3,460
Production taxes.......................         15          6        233        320        574
Other costs (income) (e)...............        (50)       (18)       780        384      1,096
Depreciation and amounts provided......      1,155        163      1,160      1,070      3,548
Decommissioning........................         94          5          6         20        125
                                           -------    -------    -------    -------    -------
                                             2,226        391      3,967      3,140      9,724
                                           -------    -------    -------    -------    -------
Profit (loss) before taxation (f)......      1,318        202        842       (102)     2,260
Allocable taxes........................        378         79        111        115        683
                                           -------    -------    -------    -------    -------
Results of operations..................        940        123        731       (217)     1,577
                                           =======    =======    =======    =======    =======
1997
Turnover (d):
  Third parties........................      2,680        559      5,639      1,553     10,431
  Sales between businesses.............      1,817        341      1,132      2,884      6,174
                                           -------    -------    -------    -------    -------
                                             4,497        900      6,771      4,437     16,605
                                           -------    -------    -------    -------    -------
Exploration expense....................        156         79        273        454        962
Production costs.......................        743        176      1,378        944      3,241
Production taxes.......................        283         19        446        536      1,284
Other costs (income) (e)...............         50        (11)       720        690      1,449
Depreciation...........................      1,197        178      1,154        705      3,234
Decommissioning........................         78         12         35         24        149
                                           -------    -------    -------    -------    -------
                                             2,507        453      4,006      3,353     10,319
                                           -------    -------    -------    -------    -------
Profit before taxation (f).............      1,990        447      2,765      1,084      6,286
Allocable taxes........................        655        206        896        501      2,258
                                           -------    -------    -------    -------    -------
Results of operations..................      1,335        241      1,869        583      4,028
                                           =======    =======    =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 42 -- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a) (CONTINUED)

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                               ($ million)
1996
Turnover (d):
  Third parties........................      2,708        371      5,999      1,869     10,947
  Sales between businesses.............      2,304        342      1,134      2,884      6,664
                                           -------    -------    -------    -------    -------
                                             5,012        713      7,133      4,753     17,611
                                           -------    -------    -------    -------    -------
Exploration expense....................        161         90        284        462        997
Production costs.......................        811        142      1,253        789      2,995
Production taxes.......................        450         15        503        605      1,573
Other costs (income) (e)...............        161        (25)       973        701      1,810
Depreciation...........................      1,337        169      1,150        684      3,340
Decommissioning........................         83          4         23         26        136
                                           -------    -------    -------    -------    -------
                                             3,003        395      4,186      3,267     10,851
                                           -------    -------    -------    -------    -------
Profit before taxation (f).............      2,009        318      2,947      1,486      6,760
Allocable taxes........................        700        199      1,086        690      2,675
                                           -------    -------    -------    -------    -------
Results of operations..................      1,309        119      1,861        796      4,085
                                           =======    =======    =======    =======    =======

---------------

     The Group's share of associated undertakings results of operations in 1998 was a profit of $40 million (profit $13 million and 1996 $1 million loss) after adding a tax credit of $19 million (1997 and 1996 nil).

     The Group's share of associated undertakings net capitalized costs at December 31, 1998 was $2,212 million (December 31, 1997 $2,662 million and December 31, 1996 nil).

     The Group's share of associated undertakings costs incurred in 1998 was $282 million (1997 $1,349 million and 1996 nil).

(a) Information given in this note relates to the Group's oil and natural gas activities. Midstream activities of natural gas gathering and distribution and the operation of the main pipelines and tankers are excluded. The main midstream activities are the Alaskan transportation facilities, the Forties Pipeline system, the Central Area Transmission system and Ruhrgas gas distribution operations. Profits on sale of businesses and fixed assets relating to the oil and natural gas exploration and production activities which have been accounted as exceptional items are also excluded.

(b) Accumulated depreciation consists of depreciation, depletion and amortization related to oil and natural gas producing activities.

(c) Exploration and appraisal drilling expenditure and licence acquisition costs are initially capitalized within intangible fixed assets in accordance with the Group's accounting policy.

(d) Turnover represents sales of production excluding royalty oil where royalty is payable in kind.

(e) Includes cost of royalty oil not taken in kind and property taxes.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 42 -- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a) (CONCLUDED)
(f) The exploration and production total replacement cost operating profit comprises:

                                                                 Years ended December 31,
                                                                --------------------------
                                                                  1998      1997      1996
                                                                ------    ------    ------
                                                                       ($ million)
Exploration and production activities
  Group.....................................................    2,260     6,286     6,760
  Associated undertakings...................................       21        13        (1)
Midstream activities........................................      866       986       914
                                                                -----     -----     -----
Total replacement cost operating profit.....................    3,147     7,285     7,673
                                                                =====     =====     =====

NOTE 43 -- NEW ACCOUNTING STANDARD

     With effect from January 1, 1998 the BP Amoco Group has adopted FRS9. This has four effects:

(a) The BP/Mobil joint venture and Crescendo Resources are accounted for using the gross equity method rather than by proportional consolidation. This change has reduced the amounts reported against most income statement, balance sheet and cash flow statement captions. Profit for the year and net assets are unaffected by this change in treatment.

(b) Altura Energy is consolidated rather than being accounted for by proportional consolidation. This change has increased the amounts reported against most income statement, balance sheet and cash flow statement captions and creates a minority shareholder interest in the income statement and balance sheet. Profit for the period and BP Amoco shareholders' interest are unaffected by this change in treatment.

(c) Pan American Energy and Empresa Petrolera Chaco are treated as joint ventures rather than associates and are accounted for by the gross equity method rather than the equity method. Profit for the period and net assets are unaffected by this change in treatment.

(d) Income from associated undertakings and joint ventures is shown before charging interest expense. Interest expense for associated undertakings and joint ventures is now included in the total interest expense reported. Interest expense for associated undertakings which would have been charged against replacement cost operating profit in 1996, 1997 and the corresponding amounts for 1998 are shown below.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
    Exploration and Production..............................         58          6         11
    Refining and Marketing..................................         22          7          6
    Chemicals...............................................         66         55         44
    Other businesses and corporate..........................         16         15          7
                                                                -------    -------    -------
                                                                    162         83         68
                                                                =======    =======    =======

     Information for 1997 and 1996 has been restated to conform with the 1998 presentation. A summarized income statement, balance sheet and cash flow statement for 1997 for BP Amoco on a FRS9 basis and as would have been prepared previously are shown below.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 43 -- NEW ACCOUNTING STANDARD (CONTINUED)
     As the BP/Mobil joint venture, Crescendo Resources, Altura Energy, Pan American Energy and Empresa Petrolera Chaco were set up or acquired in 1997, financial information for 1996 is unaffected by the adoption of FRS9 except for the reclassification of interest expense in note (d) above.

INCOME STATEMENT

                                                                     Year ended
                                                                 December 31, 1997
                                                                --------------------
                                                                Restated    Pre FRS9
                                                                --------    --------
                                                                    ($ million)
TURNOVER....................................................    108,564     103,418
Less: Joint ventures........................................     16,804          --
                                                                -------     -------
GROUP TURNOVER..............................................     91,760     103,418
                                                                -------     -------
TOTAL REPLACEMENT COST OPERATING PROFIT.....................     10,583      10,357
Profit (loss) on sale of businesses.........................        127         127
Profit (loss) on sale of fixed assets.......................        313         313
Refinery network rationalization............................         71          71
                                                                -------     -------
REPLACEMENT COST PROFIT BEFORE INTEREST AND TAX.............     11,094      10,868
Inventory holding gains (losses)............................       (939)       (939)
                                                                -------     -------
HISTORICAL COST PROFIT BEFORE INTEREST AND TAX..............     10,155       9,929
Interest expense............................................        908         825
                                                                -------     -------
PROFIT BEFORE TAXATION......................................      9,247       9,104
Taxation....................................................      3,066       3,066
                                                                -------     -------
PROFIT AFTER TAXATION.......................................      6,181       6,038
Minority shareholders' interest.............................        151           8
                                                                -------     -------
PROFIT FOR THE YEAR.........................................      6,030       6,030
                                                                =======     =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 43 -- NEW ACCOUNTING STANDARD (CONTINUED)
BALANCE SHEET

                                                                 December 31, 1997
                                                                --------------------
                                                                Restated    Pre FRS9
                                                                --------    --------
                                                                    ($ million)
FIXED ASSETS
  Intangible assets.........................................      2,582       2,723
  Tangible assets...........................................     52,263      54,637
  Investments...............................................     10,376       5,899
                                                                -------     -------
TOTAL FIXED ASSETS..........................................     65,221      63,259
                                                                -------     -------
CURRENT ASSETS
  Inventories...............................................      4,923       6,399
  Trade receivables and other receivables...................     14,381      16,075
  Investments...............................................      1,067       1,067
  Cash at bank and in hand..................................        355         354
                                                                -------     -------
                                                                 20,726      23,895
CURRENT LIABILITIES -- AMOUNTS FALLING DUE WITHIN ONE YEAR
  Finance debt..............................................      2,856       2,856
  Trade payables, other accounts payable and accrued
     liabilities............................................     17,671      19,863
                                                                -------     -------
NET CURRENT ASSETS..........................................        199       1,176
                                                                -------     -------
TOTAL ASSETS LESS CURRENT LIABILITIES.......................     65,420      64,435
NONCURRENT LIABILITIES
  Finance debt..............................................     10,021      10,021
  Accounts payable and accrued liabilities..................      2,562       2,569
PROVISIONS FOR LIABILITIES AND CHARGES......................      9,989       9,873
                                                                -------     -------
NET ASSETS..................................................     42,848      41,972
Minority shareholders' interest.............................      1,100         224
                                                                -------     -------
BP AMOCO SHAREHOLDERS' INTEREST.............................     41,748      41,748
                                                                =======     =======
REPRESENTED BY CAPITAL AND RESERVES:
Capital shares..............................................      4,330       4,330
Reserves....................................................     37,418      37,418
                                                                -------     -------
                                                                 41,748      41,748
                                                                =======     =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 43 -- NEW ACCOUNTING STANDARD (CONCLUDED)
CASH FLOW STATEMENT

                                                                     Year ended
                                                                 December 31, 1997
                                                                --------------------
                                                                Restated    Pre FRS9
                                                                --------    --------
                                                                    ($ million)
Net cash inflow from operating activities...................     15,558      15,734
Dividends from joint ventures and associated undertakings...        741          --
Net cash outflow from servicing of finance and returns on
  investments...............................................       (655)       (650)
Tax paid....................................................     (2,273)     (2,273)
Net cash outflow for capital expenditure....................     (7,432)     (7,902)
Net cash outflow for acquisitions and disposals.............     (2,624)     (1,595)
Equity dividends paid.......................................     (2,437)     (2,437)
                                                                -------     -------
NET CASH INFLOW.............................................        878         877
                                                                =======     =======
Financing...................................................      1,012       1,012
Management of liquid resources..............................       (167)       (167)
Increase in cash............................................         33          32
                                                                -------     -------
                                                                    878         877
                                                                =======     =======

NOTE 44 -- MERGER ACCOUNTING

     The financial statements have been prepared using the merger method of accounting in relation to the merger of BP and Amoco. Under merger accounting, the results and cash flows of BP and Amoco are combined from the beginning of the financial period in which the merger occurred and their assets and liabilities combined at the amounts at which they were previously recorded after adjusting to achieve consistency of accounting policies. Income statement, balance sheet and cash flow comparatives are restated on the combined basis.

     The merger became effective on December 31, 1998. As both BP and Amoco had financial year ends of December 31, income statements for each company for the year ended December 31, 1998 are presented below together with their respective balance sheets at December 31, 1998.

     On December 31, 1998 the Company issued 3,797,071,800 ordinary shares with a nominal value of $1,898,535,900 and a fair value of $56,943,166,956 to Amoco shareholders under the terms of the merger agreement between BP and Amoco. Following the merger, former BP shareholders held 5,885,938,223 shares. Assuming conversion of all outstanding BP share options and Amoco stock options into shares on that date and excluding shares held by the respective companies, the ownership interests of former BP and Amoco shareholders in the combined company were 59.98% and 40.02% respectively.

     The following information is set out below:

(a) The nature and the amount of the accounting adjustments made to align Amoco's accounting policies with those of BP.

(b) Income statements and statements of total recognized gains and losses of BP and Amoco for the current and prior year.

(c)  Balance sheets of BP and Amoco at December 31, 1998.

     Reclassifications have been made to the Amoco historical financial information presented under US generally accepted accounting principles (US
GAAP) to conform to BP's presentation under UK generally accepted accounting practice (UK GAAP).

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
UK GAAP ADJUSTMENTS TO AMOCO HISTORICAL FINANCIAL STATEMENTS

     Amoco prepared its financial statements in accordance with US GAAP. The income statements and balance sheets of Amoco have been restated to conform with BP accounting policies under UK GAAP by giving effect to the following adjustments:

(a)  CONSOLIDATION BASES

     Under US GAAP, certain oil and natural gas joint ventures are proportionately consolidated, whereas under UK GAAP the joint ventures would either be equity accounted or consolidated depending on the ownership interest. Amoco's joint ventures were set up in early 1997.

     This adjustment does not alter profit for the year or net assets, but does change the amounts reported against a number of income statement and balance sheet captions; including creating a minority shareholders' interest of $59 million (1997 $143 million and 1996 nil) in the income statement and of $826 million (1997 $876 million) in the balance sheet for 1998.

(b) INVENTORY ACCOUNTING

     Amoco carried inventories at the lower of current market values or cost. Cost is determined under the last-in, first-out (LIFO) method for the majority of inventories of crude oil, petroleum products and chemical products. The costs of remaining inventories are determined on the first-in, first-out (FIFO) or average cost methods. BP carried inventories at the lower of cost or net realizable value. Cost to BP is determined using the FIFO method. Cost of sales determined on a FIFO basis is adjusted to a replacement cost basis, i.e. to reflect the average cost of supplies incurred during the year, by excluding inventory holding gains and losses.

     As a result of this adjustment replacement cost of sales for 1998 is reduced by $7 million (1997 increased by $130 million and 1996 increased by $195 million); there are inventory holding losses of $415 million (1997 $419 million loss and 1996 $545 million gain); profit for the year is reduced by $408 million (1997 reduced by $549 million and 1996 increased by $350). The carrying value of inventory is increased by $549 million in 1998 (1997 $955 million).

(c)  DEFERRED TAXATION

     Under the UK GAAP restricted liability method, deferred taxation is only provided for where timing differences are expected to reverse in the forseeable future. For US GAAP under the liability method, deferred taxation is provided for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

     This adjustment increases the charge for taxation in 1998 by $76 million (1997 $110 million increase and 1996 $3 million decrease) and reduces the profit for the year by the same amount.

     The provision for deferred taxation in the balance sheet is reduced by $1,761 million in 1998 (1997 $1,534 million).

(d) FOREIGN CURRENCY TRANSLATION

     BP considered that the functional currency of its non-UK operations is the local currency except for certain exploration and production operations where the US dollar is the functional currency. Amoco considered the functional currency of substantially all of its operations to be the US dollar. Where

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED) there is a difference between the two companies in terms of functional currency, the functional currency of Amoco's operations has been changed to the local currency.

     The retranslation of Amoco's assets and liabilities resulting from this gives rise to currency translation differences.

     The net effects of this adjustment are to increase profit for the year by $11 million (1997 reduce by $82 million and 1996 increase by $73 million) and to reduce net assets by $633 million in 1998 (1997 $583 million).

(e) EXCEPTIONAL ITEMS

     Under UK GAAP, certain exceptional items should be shown separately on the face of the income statement after operating profit. Under US GAAP these items would be classified as operating income or expenses.

     For 1998 there were profits on the sale of businesses of $8 million (1997 $117 million and 1996 $144 million) and on the sale of fixed assets of $312 million (1997 $495 million profit and 1996 $42 million loss) and merger expenses of $119 million.

(f)  EQUITY ACCOUNTING

     UK GAAP requires the operating profit or loss, exceptional items and interest expense and taxation of associated undertakings and joint ventures to be shown separately from those of the Group. For US GAAP, the after-tax profits or losses (i.e. operating results after exceptional items, interest expense and taxation) should be included in the income statement as a single line item.

     UK GAAP requires the investor's share of the gross assets and gross liabilities of the joint venture to be shown on the face of the balance sheet, whereas under US GAAP the net investment should be included as a single line item.

     This adjustment has no overall effect on profit for the year or net assets.

(g) SALE AND LEASEBACK

     The sale and leaseback of the Amoco building in Chicago, Illinois in 1998 is treated as a sale for UK GAAP whereas for US GAAP it is treated as a financing transaction. The effect of this adjustment is to increase exceptional items and profit for the year by $211 million. Net assets are increased by $211 million.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1998

                                                              US/UK
                                                 Amoco         GAAP      Amoco                Total
                                               US GAAP   adjustment    UK GAAP        BP   BP Amoco
                                              --------   ----------   --------   -------   --------
                                                                   ($ million)
TURNOVER....................................    26,695         (36)     26,659    57,073     83,732
Less: Joint ventures........................        --         348         348    15,080     15,428
                                              --------   ---------    --------   -------   --------
GROUP TURNOVER..............................    26,695        (384)     26,311    41,993     68,304
Replacement cost of sales...................    21,750         (87)     21,663    34,691     56,354
Production taxes............................       149          18         167       437        604
                                              --------   ---------    --------   -------   --------
GROSS PROFIT................................     4,796        (315)      4,481     6,865     11,346
Distribution and administration expenses....     2,543         (77)      2,466     3,578      6,044
Exploration expense.........................       658          --         658       263        921
                                              --------   ---------    --------   -------   --------
                                                 1,595        (238)      1,357     3,024      4,381
Other income................................       (30)        335         305       404        709
                                              --------   ---------    --------   -------   --------
GROUP REPLACEMENT COST OPERATING PROFIT.....     1,565          97       1,662     3,428      5,090
Share of profits of joint ventures..........        --          65          65       760        825
Share of profits associated undertakings....        --          69          69       453        522
                                              --------   ---------    --------   -------   --------
REPLACEMENT COST OPERATING PROFIT...........     1,565         231       1,796     4,641      6,437
Profit (loss) on sale of businesses and
  fixed assets..............................        --         320         320       728      1,048
Merger expenses.............................        --        (119)       (119)      (79)      (198)
                                              --------   ---------    --------   -------   --------
REPLACEMENT COST PROFIT BEFORE INTEREST AND
  TAX.......................................     1,565         432       1,997     5,290      7,287
Inventory holding gains (losses)............        --        (415)       (415)     (976)    (1,391)
                                              --------   ---------    --------   -------   --------
HISTORICAL COST PROFIT BEFORE INTEREST AND
  TAX.......................................     1,565          17       1,582     4,314      5,896
Interest expense............................       380          93         473       580      1,053
                                              --------   ---------    --------   -------   --------
PROFIT BEFORE TAXATION......................     1,185         (76)      1,109     3,734      4,843
Taxation....................................       227          91         318     1,202      1,520
                                              --------   ---------    --------   -------   --------
PROFIT AFTER TAXATION.......................       958        (167)        791     2,532      3,323
Minority shareholders' interest.............        --          59          59         4         63
                                              --------   ---------    --------   -------   --------
PROFIT FOR THE YEAR.........................       958        (226)        732     2,528      3,260
Distribution to shareholders................     1,438          --       1,438     2,683      4,121
                                              ========   =========    ========   =======   ========
REPLACEMENT COST RESULTS
HISTORICAL COST PROFIT FOR THE YEAR.........                               732     2,528      3,260
Inventory holding (gains) losses............                               415       976      1,391
                                                                      --------   -------   --------
REPLACEMENT COST PROFIT FOR THE YEAR........                             1,147     3,504      4,651
Exceptional items, net of tax...............                              (125)     (527)      (652)
                                                                      --------   -------   --------
REPLACEMENT COST PROFIT BEFORE EXCEPTIONAL
  ITEMS.....................................                             1,022     2,977      3,999
                                                                      ========   =======   ========

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1997

                                                              US/UK
                                                 Amoco         GAAP      Amoco                Total
                                               US GAAP   adjustment    UK GAAP        BP   BP Amoco
                                              --------   ----------   --------   -------   --------
                                                                   ($ million)
TURNOVER....................................    32,103          98      32,201    76,363    108,564
Less: Joint ventures........................        71          41         112    16,692     16,804
                                              --------   ---------    --------   -------   --------
GROUP TURNOVER..............................    32,032          57      32,089    59,671     91,760
Replacement cost of sales...................    25,304          41      25,345    48,583     73,928
Production taxes............................       286           9         295     1,012      1,307
                                              --------   ---------    --------   -------   --------
GROSS PROFIT................................     6,442           7       6,449    10,076     16,525
Distribution and administration expenses....     2,633         120       2,753     3,989      6,742
Exploration expense.........................       635           1         636       326        962
                                              --------   ---------    --------   -------   --------
                                                 3,174        (114)      3,060     5,761      8,821
Other income................................       902        (574)        328       334        662
                                              --------   ---------    --------   -------   --------
GROUP REPLACEMENT COST OPERATING PROFIT.....     4,076        (688)      3,388     6,095      9,483
Share of profits of joint ventures..........         5          19          24       520        544
Share of profits associated undertakings....        19          17          36       520        556
                                              --------   ---------    --------   -------   --------
REPLACEMENT COST OPERATING PROFIT...........     4,100        (652)      3,448     7,135     10,583
Profit (loss) on sale of businesses and
  fixed assets..............................        --         612         612      (172)       440
Refinery network rationalization............        --          --          --        71         71
                                              --------   ---------    --------   -------   --------
REPLACEMENT COST PROFIT BEFORE INTEREST AND
  TAX.......................................     4,100         (40)      4,060     7,034     11,094
Inventory holding gains (losses)............        --        (419)       (419)     (520)      (939)
                                              --------   ---------    --------   -------   --------
HISTORICAL COST PROFIT BEFORE INTEREST AND
  TAX.......................................     4,100        (459)      3,641     6,514     10,155
Interest expense............................       339          34         373       535        908
                                              --------   ---------    --------   -------   --------
PROFIT BEFORE TAXATION......................     3,761        (493)      3,268     5,979      9,247
Taxation....................................     1,046         105       1,151     1,915      3,066
                                              --------   ---------    --------   -------   --------
PROFIT AFTER TAXATION.......................     2,715        (598)      2,117     4,064      6,181
Minority shareholders' interest.............        (5)        143         138        13        151
                                              --------   ---------    --------   -------   --------
PROFIT FOR THE YEAR.........................     2,720        (741)      1,979     4,051      6,030
Distribution to shareholders................     1,382          --       1,382     2,070      3,452
                                              ========   =========    ========   =======   ========
REPLACEMENT COST RESULTS
HISTORICAL COST PROFIT FOR THE YEAR.........                             1,979     4,051      6,030
Inventory holding (gains) losses............                               419       520        939
                                                                      --------   -------   --------
REPLACEMENT COST PROFIT FOR THE YEAR........                             2,398     4,571      6,969
Exceptional items, net of tax...............                              (377)       57       (320)
                                                                      --------   -------   --------
REPLACEMENT COST PROFIT BEFORE EXCEPTIONAL
  ITEMS.....................................                             2,021     4,628      6,649
                                                                      ========   =======   ========

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1996

                                                              US/UK
                                                 Amoco         GAAP      Amoco                Total
                                               US GAAP   adjustment    UK GAAP        BP   BP Amoco
                                              --------   ----------   --------   -------   --------
                                                                   ($ million)
TURNOVER....................................    32,284          --      32,284    69,780    102,064
Less: Joint ventures........................        --          --          --        --         --
                                              --------   ---------    --------   -------   --------
GROUP TURNOVER..............................    32,284          --      32,284    69,780    102,064
Replacement cost of sales...................    25,062         193      25,255    56,667     81,922
Production taxes............................       327          --         327     1,284      1,611
                                              --------   ---------    --------   -------   --------
GROSS PROFIT................................     6,895        (193)      6,702    11,829     18,531
Distribution and administration expenses....     2,646         (56)      2,590     5,777      8,367
Exploration expense.........................       680          --         680       317        997
                                              --------   ---------    --------   -------   --------
                                                 3,569        (137)      3,432     5,735      9,167
Other income................................       432         (82)        350       364        714
                                              --------   ---------    --------   -------   --------
GROUP REPLACEMENT COST OPERATING PROFIT.....     4,001        (219)      3,782     6,099      9,881
Share of profits of joint ventures..........        --          --          --        --         --
Share of profits associated undertakings....       144          34         178       485        663
                                              --------   ---------    --------   -------   --------
REPLACEMENT COST OPERATING PROFIT...........     4,145        (185)      3,960     6,584     10,544
Profit (loss) on sale of businesses and
  fixed assets..............................        --         102         102      (273)      (171)
European refining and marketing joint
  venture implementation....................        --          --          --      (532)      (532)
                                              --------   ---------    --------   -------   --------
REPLACEMENT COST PROFIT BEFORE INTEREST AND
  TAX.......................................     4,145         (83)      4,062     5,779      9,841
Inventory holding gains (losses)............        --         545         545       627      1,172
                                              --------   ---------    --------   -------   --------
HISTORICAL COST PROFIT BEFORE INTEREST AND
  TAX.......................................     4,145         462       4,607     6,406     11,013
Interest expense............................       295          24         319       685      1,004
                                              --------   ---------    --------   -------   --------
PROFIT BEFORE TAXATION......................     3,850         438       4,288     5,721     10,009
Taxation....................................     1,016          12       1,028     1,727      2,755
                                              --------   ---------    --------   -------   --------
PROFIT AFTER TAXATION.......................     2,834         426       3,260     3,994      7,254
Minority shareholders' interest.............        --          --          --        13         13
                                              --------   ---------    --------   -------   --------
PROFIT FOR THE YEAR.........................     2,834         426       3,260     3,981      7,241
Distribution to shareholders................     1,287          --       1,287     1,720      3,007
                                              ========   =========    ========   =======   ========
REPLACEMENT COST RESULTS
HISTORICAL COST PROFIT FOR THE YEAR.........                             3,260     3,981      7,241
Inventory holding (gains) losses............                              (545)     (627)    (1,172)
                                                                      --------   -------   --------
REPLACEMENT COST PROFIT FOR THE YEAR........                             2,715     3,354      6,069
Exceptional items, net of tax...............                              (106)      733        627
                                                                      --------   -------   --------
REPLACEMENT COST PROFIT BEFORE EXCEPTIONAL
  ITEMS.....................................                             2,609     4,087      6,696
                                                                      ========   =======   ========

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
BALANCE SHEET AS AT DECEMBER 31, 1998

                                                  Amoco   US/UK GAAP     Amoco               Total
                                                US GAAP   adjustment   UK GAAP       BP   BP Amoco
                                                -------   ----------   -------   ------   --------
                                                                   ($ million)
FIXED ASSETS
  Intangible assets...........................     756         (21)       735     2,302     3,037
  Tangible assets.............................  23,378         (33)    23,345    31,120    54,465
  Investments
     Joint ventures -- Gross assets...........                          2,009     7,044     9,053
                    -- Gross liabilities......                            719     3,329     4,048
                                                                       ------    ------    ------
                    -- Net investment.........                          1,290     3,715     5,005
     Associated undertakings..................                            939     3,223     4,162
     Other....................................                             --       605       605
                                                                       ------    ------    ------
                                                 2,234          (5)     2,229     7,543     9,772
                                                -------     ------     ------    ------    ------
TOTAL FIXED ASSETS............................  26,368         (59)    26,309    40,965    67,274
                                                -------     ------     ------    ------    ------
CURRENT ASSETS
  Inventories.................................   1,175         542      1,717     1,925     3,642
  Trade and other receivables -- falling due:
     Within one year..........................   3,160          37      3,197     6,207     9,404
     After more than one year.................     612          72        684     2,621     3,305
  Investments.................................     387          --        387        83       470
  Cash at bank and in hand....................      65          --         65       340       405
                                                -------     ------     ------    ------    ------
                                                 5,399         651      6,050    11,176    17,226
CURRENT LIABILITIES -- AMOUNTS FALLING DUE
  WITHIN ONE YEAR
  Finance debt................................     836          --        836     2,001     2,837
  Trade payables, other accounts payable and
     accrued liabilities......................   3,972         265      4,237    11,092    15,329
                                                -------     ------     ------    ------    ------
NET CURRENT ASSETS (LIABILITIES)..............     591         386        977    (1,917)     (940)
                                                -------     ------     ------    ------    ------
TOTAL ASSETS LESS CURRENT LIABILITIES.........  26,959         327     27,286    39,048    66,334
NONCURRENT LIABILITIES
  Finance debt................................   5,838        (412)     5,426     5,492    10,918
  Accounts payable and accrued liabilities....     265          --        265     1,844     2,109
PROVISIONS FOR LIABILITIES AND CHARGES
  Deferred taxation...........................   2,350      (1,759)       591     1,041     1,632
  Other.......................................   2,873         (29)     2,844     5,973     8,817
                                                -------     ------     ------    ------    ------
NET ASSETS....................................  15,633       2,527     18,160    24,698    42,858
Minority shareholders' interest...............     163         826        989        83     1,072
                                                -------     ------     ------    ------    ------
BP AMOCO SHAREHOLDERS' INTEREST...............  15,470       1,701     17,171    24,615    41,786
                                                =======     ======     ======    ======    ======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
BALANCE SHEET AS AT DECEMBER 31, 1997

                                                  Amoco   US/UK GAAP     Amoco               Total
                                                US GAAP   adjustment   UK GAAP       BP   BP Amoco
                                                -------   ----------   -------   ------   --------
                                                                   ($ million)
FIXED ASSETS
  Intangible assets...........................     812         (15)       797     1,785     2,582
  Tangible assets.............................  22,813          (7)    22,806    29,457    52,263
  Investments
     Joint ventures -- Gross assets...........                          2,308     6,839     9,147
                    -- Gross liabilities......                            774     2,749     3,523
                                                                       ------    ------    ------
                    -- Net investment.........                          1,534     4,090     5,624
     Associated undertakings..................                            787     3,567     4,354
     Other....................................                             --       398       398
                                                                       ------    ------    ------
                                                 2,099         222      2,321     8,055    10,376
                                                -------     ------     ------    ------    ------
TOTAL FIXED ASSETS............................  25,724         200     25,924    39,297    65,221
                                                -------     ------     ------    ------    ------
CURRENT ASSETS
  Inventories.................................   1,174         940      2,114     2,809     4,923
  Trade and other receivables -- falling due:
     Within one year..........................   3,723          31      3,754     7,629    11,383
     After more than one year.................     515          46        561     2,437     2,998
  Investments.................................     979          --        979        88     1,067
  Cash at bank and in hand....................     166           1        167       188       355
                                                -------     ------     ------    ------    ------
                                                 5,383          78      5,461    10,342    15,803
CURRENT LIABILITIES -- AMOUNTS FALLING DUE
  WITHIN ONE YEAR
  Finance debt................................     969          --        969     1,887     2,856
  Trade payables, other accounts payable and
     accrued liabilities......................   4,918         (45)     4,873    12,798    17,671
                                                -------     ------     ------    ------    ------
NET CURRENT ASSETS (LIABILITIES)..............     670       1,063      1,733    (1,534)      199
                                                -------     ------     ------    ------    ------
TOTAL ASSETS LESS CURRENT LIABILITIES.........  26,394       1,263     27,657    37,763    65,420
NONCURRENT LIABILITIES
  Finance debt................................   4,691          --      4,691     5,330    10,021
  Accounts payable and accrued liabilities....     308          --        308     2,254     2,562
PROVISIONS FOR LIABILITIES AND CHARGES
  Deferred taxation...........................   2,085      (1,549)       536       647     1,183
  Other.......................................   2,860         (67)     2,793     6,013     8,806
                                                -------     ------     ------    ------    ------
NET ASSETS....................................  16,450       2,879     19,329    23,519    42,848
Minority shareholders' interest...............     131         876      1,007        93     1,100
                                                -------     ------     ------    ------    ------
BP AMOCO SHAREHOLDERS' INTEREST...............  16,319       2,003     18,322    23,426    41,748
                                                =======     ======     ======    ======    ======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONCLUDED)
STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                Amoco               Total
                                                              UK GAAP       BP   BP Amoco
                                                              -------   ------   --------
                                                                      ($ million)
FOR THE YEAR ENDED DECEMBER 31, 1998
PROFIT FOR THE YEAR.........................................     732     2,528     3,260
Currency translation differences............................      30        25        55
                                                               -----    ------    ------
TOTAL RECOGNIZED GAINS AND LOSSES...........................     762     2,553     3,315
                                                               =====    ======    ======
FOR THE YEAR ENDED DECEMBER 31, 1997
PROFIT FOR THE YEAR.........................................   1,979     4,051     6,030
Currency translation differences............................    (348)   (1,239)   (1,587)
                                                               -----    ------    ------
TOTAL RECOGNIZED GAINS AND LOSSES...........................   1,631     2,812     4,443
                                                               =====    ======    ======
FOR THE YEAR ENDED DECEMBER 31, 1996
PROFIT FOR THE YEAR.........................................   3,260     3,981     7,241
Currency translation differences............................     (19)      386       367
                                                               -----    ------    ------
TOTAL RECOGNIZED GAINS AND LOSSES...........................   3,241     4,367     7,608
                                                               =====    ======    ======

NOTE 45 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements of the BP Amoco Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Amoco Group reporting relate to the following:

(A) GROUP CONSOLIDATION

     Investments in entities over which the Group does not exercise control (associates and joint ventures) are accounted for by the equity method.

     UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, inventory holding gains or losses, interest expense and taxation of associated undertakings and joint ventures. In addition the turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) is included in the income statement as a single line item.

     UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

     Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to certain oil and natural gas activities and undivided interests in pipelines. US GAAP requires these activities to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 45 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(A) GROUP CONSOLIDATION (CONCLUDED)
     The following summarizes the reclassifications for associates and joint ventures necessary to accord with US GAAP.

                                                                   Year ended December 31, 1998
                                                           --------------------------------------------
                                                                 As                             US GAAP
                                                           Reported    Reclassification    Presentation
                                                           --------    ----------------    ------------
                                                                           ($ million)
    CONSOLIDATED STATEMENT OF INCOME
    Other income.......................................         709                 808           1,517
    Share of profits of JVs and associated
      undertakings.....................................       1,347              (1,347)             --
    Exceptional items before taxation..................         850                 (85)            765
    Inventory holding gains (losses)...................      (1,391)                330          (1,061)
    Interest expense...................................       1,053                (162)            891
    Taxation...........................................       1,520                (132)          1,388
    Profit for the year................................       3,260                  --           3,260

                                                                   Year ended December 31, 1997
                                                           --------------------------------------------
                                                                 As                             US GAAP
                                                           Reported    Reclassification    Presentation
                                                           --------    ----------------    ------------
                                                                           ($ million)
    CONSOLIDATED STATEMENT OF INCOME
    Other income.......................................         662                 586           1,248
    Share of profits of JVs and associated
      undertakings.....................................       1,100              (1,100)             --
    Exceptional items before taxation..................         511                 123             634
    Inventory holding gains (losses)...................        (939)                200            (739)
    Interest expense...................................         908                 (83)            825
    Taxation...........................................       3,066                (108)          2,958
    Profit for the year................................       6,030                  --           6,030

                                                                   Year ended December 31, 1996
                                                           --------------------------------------------
                                                                 As                             US GAAP
                                                           Reported    Reclassification    Presentation
                                                           --------    ----------------    ------------
                                                                           ($ million)
    CONSOLIDATED STATEMENT OF INCOME
    Other income.......................................         714                 454           1,168
    Share of profits of JVs and associated
      undertakings.....................................         663                (663)             --
    Exceptional items before taxation..................        (703)                 --            (703)
    Inventory holding gains (losses)...................       1,172                  --           1,172
    Interest expense...................................       1,004                 (68)            936
    Taxation...........................................       2,755                (141)          2,614
    Profit for the year................................       7,241                  --           7,241

(B) INCOME STATEMENT

     The income statement prepared under UK GAAP shows sub-totals for replacement cost profit before interest and tax, historical cost profit before interest and tax and profit after taxation. These line items are not recognized under US GAAP.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 45 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(C) EXCEPTIONAL ITEMS

     Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of businesses and fixed assets and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

(D) IMPAIRMENT

     Both UK and US GAAP require that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. US GAAP requires, in performing the review for recoverability, the entity to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, no impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use is based on the fair value of the assets.

     For UK GAAP to the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realizable value and value in use (fair value) the fixed asset is written down to its recoverable amount.

     No UK/US GAAP adjustment was required for impairment.

(E) DEFERRED TAXATION

     Under the UK GAAP restricted liability method, deferred taxation is only provided where timing differences are expected to reverse in the foreseeable future. Under US GAAP for FASB Statement of Financial Accounting Standards No. 109 -- 'Accounting for Income Taxes' (SFAS 109) deferred taxation is provided for temporary differences between the financial reporting basis and the tax basis of the Group's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

     For the purchase business combinations occurring prior to the year in which the statement is first applied, SFAS 109 requires that, where practicable, remaining balances of assets and liabilities acquired in such combinations be adjusted from a net-of-tax amount to a pretax amount.

     At December 31, 1998, the adjustment to the carrying amount of fixed assets was $1,325 million ($1,448 million at December 31, 1997) and the related deferred tax liability $1,236 million ($1,492 million at December 31, 1997). The charge for depreciation in 1998 in respect of these assets was $123 million (1997 $162 million and 1996 $176 million) and the credit for taxation $256 million (1997 $166 million and 1996 $127 million).

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 45 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(E) DEFERRED TAXATION -- (CONCLUDED)
     The UK/US GAAP adjustment for deferred taxation may be summarized as follows:

                                                                     1998     1997
                                                                    -----    -----
                                                                     ($ million)
    Increase in provision from restricted liability to gross
      potential liability.......................................    4,677    4,303
    Tax liability resulting from business combination...........    1,236    1,492
    Net tax asset on sale and leaseback of Chicago office
      building, severance costs, European joint venture
      implementation costs, and other adjustments...............     (137)     (74)
                                                                    -----    -----
                                                                    5,776    5,721
                                                                    =====    =====

     The major components of deferred tax liabilities and assets on a US GAAP basis were as follows:

                                                                       December 31,
                                                                    ------------------
                                                                       1998       1997
                                                                    -------    -------
                                                                       ($ million)
    Depreciation................................................    (11,087)   (11,399)
    Other taxable temporary differences.........................     (1,249)    (1,165)
                                                                    -------    -------
    Total deferred tax liabilities..............................    (12,336)   (12,564)
                                                                    -------    -------
    Petroleum revenue tax.......................................        420        484
    Decommissioning and other provisions........................      2,279      2,286
    Advance corporation tax.....................................         33        725
    Tax credit and loss carry forward...........................      1,870      2,271
    Other deductible temporary differences......................      1,080        901
                                                                    -------    -------
    Gross deferred tax assets...................................      5,682      6,667
    Valuation allowance.........................................       (754)    (1,007)
                                                                    -------    -------
    Net deferred tax assets.....................................      4,928      5,660
                                                                    -------    -------
    Net deferred tax liability*.................................      7,408      6,904
                                                                    =======    =======

------------

     * Primarily noncurrent.

(F)  SEVERANCE COSTS

     Under the provisions of US GAAP (FASB Emerging Issues Task Force Abstract No. 94-3), the cost of certain employee termination benefits is recognized
     (i) when specific conditions exist, in the period management approves of the plan of termination or (ii) in such later accounting period when the specified conditions have been satisfied. Under US GAAP severance costs of $142 million were not recognized in 1995. Of these costs $39 million was recognized in 1998, $39 million in 1997 and $20 million in 1996.

(G) JOINT VENTURE IMPLEMENTATION COSTS

     Under the provisions of US GAAP (FASB Emerging Issues Task Force Abstract No. 94-3), certain restructuring costs are not recognized until incurred. Certain costs associated with the implementation of the European joint venture accrued in 1996 would not have been recognized under US GAAP.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 45 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
     These costs relate to rebranding, relocation and systems development costs and amount to $265 million. Of these costs $8 million was recognized in 1998 and $257 million in 1997.

(H) ORDINARY SHARES HELD FOR FUTURE AWARDS TO EMPLOYEES

     Under UK GAAP, Company shares held by an ESOP to meet future requirements of employee share schemes are recorded in the balance sheet as Fixed assets -- investments. Under US GAAP, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

(I)  SALE AND LEASEBACK

     The sale and leaseback of the Amoco building in Chicago, Illinois is treated as a sale for UK GAAP whereas for US GAAP it is treated as a financing transaction.

(J)  DIVIDENDS

     Under UK GAAP, dividends are recorded in the year in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

     The following is a summary of the adjustments to profit for the year and to BP Amoco shareholders' interest which would be required if US GAAP had been applied instead of UK GAAP:

PROFIT FOR THE YEAR

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                      ($ million except
                                                                     per share amounts)
Profit as reported in the consolidated statement of
  income....................................................      3,260      6,030      7,241
Adjustments:
  Depreciation charge.......................................       (123)      (162)      (176)
  Deferred taxation.........................................        (72)        94       (518)
  Severance costs...........................................        (39)       (39)       (20)
  European joint venture implementation costs...............         (8)      (257)       265
  Sale and leaseback of Chicago office building.............       (211)        --         --
  Other.....................................................         19         20          3
                                                                -------    -------    -------
Profit for the year as adjusted to accord with US GAAP......      2,826      5,686      6,795
Dividend requirements on preference shares..................          1          1          1
                                                                -------    -------    -------
Profit for the year applicable to Ordinary Shares as
  adjusted to accord with US GAAP...........................      2,825      5,685      6,794
                                                                =======    =======    =======
Profit for the year as adjusted:
Per Ordinary Share
  Basic.....................................................      $0.29      $0.59      $0.71
  Diluted...................................................      $0.29      $0.59      $0.71
                                                                =======    =======    =======
Per American Depositary Share
  Basic.....................................................      $1.74      $3.54      $4.26
  Diluted...................................................      $1.74      $3.54      $4.26
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 45 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) BP AMOCO SHAREHOLDERS' INTEREST

                                                                   December 31,
                                                                ------------------
                                                                   1998       1997
                                                                -------    -------
                                                                   ($ million)
BP Amoco shareholders' interest as reported in the
  consolidated balance sheet................................     41,786     41,748
Adjustments:
  Fixed assets..............................................      1,527      1,448
  Deferred taxation.........................................     (5,776)    (5,721)
  Severance costs...........................................         32         71
  European joint venture implementation costs...............         --          8
  Ordinary shares held for future awards to employees.......       (489)      (319)
  Sale and leaseback of Chicago office building.............       (413)        --
  Fourth quarterly dividend.................................        968        543
  Pension liability adjustment..............................       (143)      (110)
  Other.....................................................       (158)      (164)
                                                                -------    -------
BP Amoco shareholders' interest as adjusted to accord with
  US GAAP...................................................     37,334     37,504
                                                                =======    =======

CONSOLIDATED BALANCE SHEET

     Under US GAAP Trade and Other receivables due after one year of $3,305 million at December 31, 1998 ($2,998 million at December 31, 1997), included within current assets, would have been classified as noncurrent assets. The provision for deferred taxation is primarily in respect of noncurrent items. Severance costs and European joint venture implementation costs are included within accrued liabilities within Current liabilities -- falling due within one year.

CONSOLIDATED STATEMENT OF CASH FLOWS

     The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1
(FRS1). The statement prepared under FRS1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

     Under FRS1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings;
(iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) management of liquid resources; and (x) financing. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

     Cash flows under FRS1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS 95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in operating activities.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 45 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
     The statement of consolidated cash flows presented in accordance with SFAS 95 is as follows:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
OPERATING ACTIVITIES
Profit after taxation.......................................      3,323      6,181      7,254
Adjustments to reconcile profit after tax to net cash
  provided by operating activities:
  Depreciation and amounts provided.........................      5,255      5,056      5,369
  Exploration expenditure written off.......................        373        365        574
  Share of profit (losses) of joint ventures and associated
     undertakings less dividends received...................       (136)       (36)      (187)
  Profit (loss) on sale of businesses and fixed assets......       (963)      (563)       171
  Working capital decrease (increase)(a)....................        380      2,040     (2,348)
  Other.....................................................        261        416        274
                                                                -------    -------    -------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................      8,493     13,459     11,107
                                                                -------    -------    -------
INVESTING ACTIVITIES
Capital expenditures........................................     (9,026)    (8,995)    (9,193)
Acquisitions................................................       (314)        --       (535)
Investment in associated undertakings.......................       (396)    (1,021)      (383)
Net investment in joint ventures............................        708     (1,967)        --
Proceeds from disposal of assets............................      2,167      1,832      1,800
                                                                -------    -------    -------
NET CASH USED IN INVESTING ACTIVITIES.......................     (6,861)   (10,151)    (8,311)
                                                                -------    -------    -------
FINANCING ACTIVITIES
Proceeds from shares (repurchased) issued...................       (423)    (1,250)        73
Proceeds from long-term financing...........................      2,196      1,179        398
Repayments of long-term financing...........................     (1,217)      (884)    (2,421)
Net increase (decrease) in short-term debt..................       (179)       (57)     1,122
Dividends paid -- Shareholders..............................     (2,408)    (2,437)    (2,411)
                -- Minority shareholders....................       (130)        --         --
                                                                -------    -------    -------
NET CASH USED IN FINANCING ACTIVITIES.......................     (2,161)    (3,449)    (3,239)
                                                                -------    -------    -------
Currency translation differences relating to cash and cash
  equivalents...............................................        (15)       (28)         2
                                                                -------    -------    -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............       (544)      (169)      (441)
Cash and cash equivalents at beginning of year..............      1,338      1,507      1,948
                                                                -------    -------    -------
Cash and cash equivalents at end of year....................        794      1,338      1,507
                                                                =======    =======    =======

---------------

(a)  Working capital:
     Inventories decrease (increase)........................        584      1,740     (1,261)
     Receivables decrease (increase)........................      1,777      2,119     (3,736)
     Current liabilities (excluding finance debt) (decrease)
       increase.............................................     (1,981)    (1,819)     2,649
                                                                -------    -------    -------
                                                                    380      2,040     (2,348)
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 45 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) IMPACT OF NEW ACCOUNTING STANDARDS

     REPORTING COMPREHENSIVE INCOME: Effective January 1, 1998, the Group adopted FASB Statement of Financial Accounting Standards No 130, 'Reporting Comprehensive Income' (SFAS 130). This Statement establishes standards for the reporting and display of comprehensive income and its components. The adoption of SFAS 130 had no impact on the Group's results of operations or financial position as adjusted to accord with US GAAP.

     For the Group, SFAS 130 requires foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, and pension liability adjustments to be included in other comprehensive income. Prior year financial information has been reclassified to conform to the requirements of SFAS 130.

     The components of comprehensive income, net of related tax are as follows:

                                                                      Years ended
                                                                      December 31,
                                                                ------------------------
                                                                 1998      1997     1996
                                                                -----    ------    -----
                                                                      ($ million)
Profit for the period as adjusted to accord with US GAAP....    2,826     5,686    6,795
Currency translation differences............................       55    (1,587)     367
Pension liability adjustment................................      (33)        7       56
                                                                -----    ------    -----
Comprehensive income........................................    2,848     4,106    7,218
                                                                =====    ======    =====

     Accumulated other comprehensive income at December 31, 1998 comprised currency translation losses of $453 million (December 31, 1997 losses $508 million) and pension liability adjustments of $143 million (December 31, 1997 $110 million).

     SEGMENTAL REPORTING: Effective January 1, 1998, the Group adopted FASB Statement of Financial Accounting Standards No. 131, 'Disclosures about Segments of an Enterprise and Related Information' (SFAS 131). This Statement establishes standards regarding the way information about operating segments is reported in annual financial statements and requires the inclusion of selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Under SFAS 131, the composition and number of the Group's operating segments did not change. The adoption of SFAS 131 had no impact on the Group's results of operations or financial position as adjusted to accord with US GAAP.

     PENSIONS AND OTHER POSTRETIREMENT BENEFITS: In 1998, the Group adopted FASB Statement of Financial Accounting Standards No. 132, 'Employers' Disclosures about Pensions and Other Postretirement Benefits' (SFAS 132). This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS 132 requires, except where information is not readily available, restatement of prior year financial information. The adoption of SFAS 132 had no impact on the Group's results of operations or financial position as adjusted to accord with US GAAP.

     DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, 'Accounting for Derivative Instruments and Hedging Activities' (SFAS
133). This new standard is effective for accounting periods beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 45 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONCLUDED) and, if it is, the type of hedge transaction. The Company has not yet completed its evaluation of the impact of adopting SFAS 133 on the Group's results of operations and financial position as adjusted to accord with US GAAP.

     COMPUTER SOFTWARE COSTS: Effective January 1, 1998, the Group adopted the American Institute of Certified Public Accountants Statement of Position No. 98-1, 'Accounting for the Cost of Computer Software Developed or Obtained for Internal Use' (SOP 98-1). This Statement establishes standards regarding the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. SOP 98-1 is to be applied prospectively. There was no impact on the Group's results of operations and financial position as adjusted to accord with US GAAP as its UK GAAP accounting policy is consistent with SOP 98-1.

     START-UP COSTS: In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, 'Reporting on the Costs of Start-up Activities' (SOP 98-5). This Statement requires costs associated with start-up activities and organization costs be expensed as incurred. Under current practice, the Group generally expenses such costs as incurred. SOP 98-5 is effective for accounting periods beginning after December 15, 1998 with early adoption permitted. The Company has not yet determined the impact of adopting SOP 98-5 on the Group's future results of operations and financial position as adjusted to accord with US GAAP.

NOTE 46 -- BUSINESS AND GEOGRAPHICAL ANALYSIS

     BP Amoco has three reportable operating segments -- Exploration and Production, Refining and Marketing and Chemicals. Exploration and Production's activities include oil and natural gas exploration and field development and production (upstream activities), together with pipeline transportation, natural gas processing and natural gas marketing (midstream activities). The activities of Refining and Marketing include oil supply and trading as well as refining and marketing (downstream activities). Chemicals activities include petrochemicals manufacturing and marketing.

     The Group is managed on a unified basis. Reportable segments are differentiated by the activities that each undertakes and the products they manufacture and market.

     The accounting policies of operating segments are the same as those described in Note 1, Accounting Policies. Performance is evaluated based on replacement cost operating profit or loss, which excludes exceptional items, inventory holding gains and losses, interest income and expense, taxation and minority shareholders' interests.

     Sales between segments are made at prices that approximate market prices taking into account the volumes involved.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 46 -- BUSINESS AND GEOGRAPHICAL ANALYSIS (CONTINUED)
BY BUSINESS

                                                                                  Other
                                     Exploration    Refining                   business
                                             and         and                        and
                                      Production   Marketing   Chemicals   corporate(a)   Eliminations     Total
                                     -----------   ---------   ---------   ------------   ------------   -------
                                                                     ($ million)
1998
Group turnover -- third parties....       12,216      46,625       9,312          151               --    68,304
                  -- sales between
                     businesses
                     (b)...........        5,060       1,812         379           48           (7,299)       --
                                     -----------   ---------   ---------    ---------     ------------   -------
                                          17,276      48,437       9,691          199           (7,299)   68,304
                                     -----------   ---------   ---------    ---------     ------------
Share of joint venture sales.......                                                                       15,428
                                                                                                         -------
                                                                                                          83,732
                                                                                                         -------
Equity accounted income (c)........          244         852         150          101                      1,347
                                     -----------   ---------   ---------    ---------                    -------
Total replacement cost operating
  profit (loss) (d)................        3,147       2,564       1,100         (374)                     6,437
Exceptional items (e)..............          396         394          43           17                        850
Inventory holding gains (losses)...          (17)     (1,228)       (146)          --                     (1,391)
                                     -----------   ---------   ---------    ---------                    -------
Historical cost profit (loss)
  before interest and tax..........        3,526       1,730         997         (357)                     5,896
                                     -----------   ---------   ---------    ---------                    -------
Total assets (f)...................       47,393      21,029      12,562        3,516                     84,500
Operating capital employed (g).....       38,586      13,091      10,488       (1,899)                    60,266
Depreciation and amounts provided
  (h)..............................        4,226         790         497          115                      5,628
Capital expenditure and
  acquisitions (i).................        6,318       1,937       1,606          501                     10,362
1997
Group turnover -- third parties....       15,475      65,283      10,853          149               --    91,760
                  -- sales between
                     businesses
                     (b)...........        7,696       2,421         592           --          (10,709)       --
                                     -----------   ---------   ---------    ---------     ------------   -------
                                          23,171      67,704      11,445          149          (10,709)   91,760
                                     -----------   ---------   ---------    ---------     ------------
Share of joint venture sales.......                                                                       16,804
                                                                                                         -------
                                                                                                         108,564
                                                                                                         -------
Equity accounted income (c)........          292         604         125           79                      1,100
                                     -----------   ---------   ---------    ---------                    -------
Total replacement cost operating
  profit (loss) (d)................        7,285       2,292       1,530         (524)                    10,583
Exceptional items (e)..............          587         (39)        (15)         (22)                       511
Inventory holding gains (losses)...           12        (849)       (102)          --                       (939)
                                     -----------   ---------   ---------    ---------                    -------
Historical cost profit (loss)
  before interest and tax..........        7,884       1,404       1,413         (546)                    10,155
                                     -----------   ---------   ---------    ---------                    -------
Total assets (f)...................       45,692      24,055      12,141        4,059                     85,947
Operating capital employed (g).....       36,184      14,578       9,979       (1,091)                    59,650
Depreciation (h)...................        3,896         842         559          124                      5,421
Capital expenditure and
  acquisitions (i).................        7,879       1,824       1,145          572                     11,420

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 46 -- BUSINESS AND GEOGRAPHICAL ANALYSIS (CONTINUED)

                                                                                  Other
                                     Exploration    Refining                   business
                                             and         and                        and
                                      Production   Marketing   Chemicals   corporate(a)   Eliminations     Total
                                     -----------   ---------   ---------   ------------   ------------   -------
                                                                     ($ million)
1996
Group turnover -- third parties....       15,169      76,026      10,666          203               --   102,064
                  -- sales between
                     businesses
                     (b)...........        8,235       2,715         313           --          (11,263)       --
                                     -----------   ---------   ---------    ---------     ------------   -------
                                          23,404      78,741      10,979          203          (11,263)  102,064
                                     -----------   ---------   ---------    ---------     ------------   -------
Equity accounted income (c)........          228         116         235           84                        663
                                     -----------   ---------   ---------    ---------                    -------
Total replacement cost operating
  profit (loss) (d)................        7,673       1,708       1,654         (491)                    10,544
Exceptional items (e)..............         (100)       (554)        169         (218)                      (703)
Inventory holding gains (losses)...            8       1,076          88           --                      1,172
                                     -----------   ---------   ---------    ---------                    -------
Historical cost profit (loss)
  before interest and tax..........        7,581       2,230       1,911         (709)                    11,013
                                     -----------   ---------   ---------    ---------                    -------
Total assets (f)...................       44,114      27,646      12,128        4,427                     88,315
Operating capital employed (g).....       34,076      14,496       9,825         (856)                    57,541
Depreciation (h)...................        4,230       1,146         447          120                      5,943
Capital expenditure and
  acquisitions.....................        6,433       1,731       1,964          160                     10,288

BY GEOGRAPHICAL AREA

                                            United   Rest of             Rest of
                                        Kingdom(j)    Europe       USA     World   Eliminations     Total
                                        ----------   -------   -------   -------   ------------   -------
                                                                   ($ million)
1998
Group turnover -- third parties (k)...    19,662       5,123    31,945    11,574             --    68,304
                  -- sales between
               areas..................     2,848         700     1,215     2,458         (7,221)       --
                                         -------     -------   -------   -------   ------------   -------
                                          22,510       5,823    33,160    14,032         (7,221)   68,304
                                         -------     -------   -------   -------   ------------
Share of joint venture sales..........     3,467      14,186        43       305         (2,573)   15,428
                                                                                                  -------
                                                                                                   83,732
                                                                                                  -------
Equity accounted income (c)...........       135         904       125       183             --     1,347
                                         -------     -------   -------   -------                  -------
Total replacement cost operating
  profit (d)..........................     1,891       1,249     2,602       695                    6,437
Exceptional items (e).................       (39)        106       511       272                      850
Inventory holding gains (losses)......      (136)       (283)     (720)     (252)                  (1,391)
                                         -------     -------   -------   -------                  -------
Historical cost profit before interest
  and tax.............................     1,716       1,072     2,393       715                    5,896
                                         -------     -------   -------   -------                  -------
Total assets (f)......................    22,236       8,493    35,987    17,784                   84,500
Operating capital employed (g)........    14,361       5,034    25,758    15,113                   60,266
Capital expenditure and acquisitions
  (i).................................     2,463       1,248     3,720     2,931                   10,362

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 46 -- BUSINESS AND GEOGRAPHICAL ANALYSIS (CONTINUED)

                                            United   Rest of             Rest of
                                        Kingdom(j)    Europe       USA     World   Eliminations     Total
                                        ----------   -------   -------   -------   ------------   -------
                                                                   ($ million)
1997
Group turnover -- third parties (k)...    27,473       7,943    40,322    16,022             --    91,760
                  -- sales between
               areas..................     3,787         553     1,438     3,377         (9,155)       --
                                         -------     -------   -------   -------   ------------   -------
                                          31,260       8,496    41,760    19,399         (9,155)   91,760
                                         -------     -------   -------   -------   ------------
Share of joint venture sales..........     4,584      15,414        41        71         (3,306)   16,804
                                                                                                  -------
                                                                                                  108,564
Equity accounted income (c)...........        26         758        84       232                    1,100
                                         -------     -------   -------   -------                  -------
Total replacement cost operating
  profit (d)..........................     2,727       1,320     4,325     2,211                   10,583
Exceptional items (e).................       (85)         80       506        10                      511
Inventory holding gains (losses)......       (85)       (103)     (647)     (104)                    (939)
                                         -------     -------   -------   -------                  -------
Historical cost profit before interest
  and tax.............................     2,557       1,297     4,184     2,117                   10,155
                                         -------     -------   -------   -------                  -------
Total assets (f)......................    22,108       9,195    36,689    17,955                   85,947
Operating capital employed (g)........    13,035       4,800    25,556    16,259                   59,650
Capital expenditure and acquisitions
  (i).................................     2,413       1,243     3,315     4,449                   11,420
1996
Group turnover -- third parties (k)...    29,222      16,839    41,171    14,832             --   102,064
                  -- sales between
               areas..................     7,009       2,337     1,595     3,387        (14,328)       --
                                         -------     -------   -------   -------   ------------   -------
                                          36,231      19,176    42,766    18,219        (14,328)  102,064
                                         -------     -------   -------   -------   ------------   -------
Equity accounted income (loss) (c)....       (12)        278        59       338                      663
                                         -------     -------   -------   -------                  -------
Total replacement cost operating
  profit (d)..........................     2,694         990     4,242     2,618                   10,544
Exceptional items (e).................      (303)       (399)      153      (154)                    (703)
Inventory holding gains (losses)......        60         219       717       176                    1,172
                                         -------     -------   -------   -------                  -------
Historical cost profit before interest
  and tax.............................     2,451         810     5,112     2,640                   11,013
                                         -------     -------   -------   -------                  -------
Total assets (f)......................    23,177      10,666    36,546    17,926                   88,315
Operating capital employed (g)........    12,202       5,055    24,885    15,399                   57,541
Capital expenditure and
  acquisitions........................     2,280       1,121     4,005     2,882                   10,288

------------

(a) Other businesses and corporate comprises Finance, the solar businesses, the Group's coal interest, interest income, and costs relating to corporate activities worldwide.

(b) Sales and transfers between businesses are made at market prices taking into account the volumes involved.

(c)  Equity accounted income (loss) represents the Group's share of income
     (loss) before interest expense and taxes of joint ventures and associated undertakings.

(d) Total replacement cost operating profit (loss) is before inventory holding gains and losses and interest expense, which is attributable to the corporate function.

(e) Exceptional items comprise profit (loss) on sale of businesses and sale of fixed assets of $1,048 million in 1998 (1997 $440 million profit and 1996 $171 million loss), European refining and marketing joint

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 46 -- BUSINESS AND GEOGRAPHICAL ANALYSIS (CONCLUDED) venture implementation costs of $532 million in 1996 and a credit for refinery network rationalization costs in 1998 of nil (1997 $71 million and 1996 nil) and merger costs in 1998 of $198 million.

(f) Total assets comprise fixed and current assets and include investments in joint ventures and associated undertakings analyzed between activities as follows:

                                                                                       Other
                                       Exploration     Refining                   businesses
                                               and          and                          and
                                        Production    Marketing    Chemicals    corporate(a)      Total
                                       -----------    ---------    ---------    ------------    -------
                                                                 ($ million)
    1998...........................          3,416        4,345        1,281             125      9,167
                                       -----------    ---------    ---------    ------------    -------
    1997...........................          3,782        4,796        1,270             130      9,978
                                       -----------    ---------    ---------    ------------    -------
    1996...........................          1,677          702        1,362             250      3,991
                                       -----------    ---------    ---------    ------------    -------

(g) Operating capital employed comprises net assets before deducting finance debt and liabilities for current and deferred taxation.

(h) Depreciation consists of charges for depreciation, depletion and amortization of property, plant and equipment, exploration expense and amounts provided against fixed asset investments.

(i) Capital expenditure and acquisitions includes $620 million in 1998 (1997 $646 million) for the BP/Mobil joint venture.

(j) United Kingdom area includes the UK-based international activities of Refining and Marketing.

(k) Turnover to third parties is stated by origin which is not materially different from turnover by destination.

NOTE 47 -- SUMMARIZED FINANCIAL INFORMATION ON ASSOCIATED UNDERTAKINGS AND JOINT
           VENTURES

     A summarized statement of income and assets and liabilities based on latest information available, with respect to the Group's equity accounted associated undertakings and joint ventures, is set out below:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998    1997(a)       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and other operating revenue...........................     42,801     45,330     19,366
Gross profit................................................      7,484      7,641      3,906
Profit for the year.........................................        675      1,754      1,583
                                                                =======    =======    =======

                                                                   December 31,
                                                                ------------------
                                                                   1998    1997(a)
                                                                -------    -------
                                                                   ($ million)
Fixed and other assets......................................     25,534     21,243
Current assets..............................................     11,626     12,671
                                                                -------    -------
                                                                 37,160     33,914
Current liabilities.........................................    (12,703)   (11,098)
Noncurrent liabilities......................................     (7,604)    (7,111)
                                                                -------    -------
Net assets..................................................     16,853     15,705
                                                                =======    =======

------------

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 47 -- SUMMARIZED FINANCIAL INFORMATION ON ASSOCIATED UNDERTAKINGS AND JOINT
           VENTURES (CONCLUDED)
(a)  Excludes Sidanco and Rusia.

     The more important associated undertakings and joint ventures of the Group at December 31, 1998 and the percentage of equity capital owned or joint venture interest are:

                                             %    Country of operation    Principal activities
                                         -----    --------------------    --------------------------
ASSOCIATED UNDERTAKINGS
Abu Dhabi Marine Areas.................     33    Abu Dhabi               Crude oil production
Abu Dhabi Petroleum....................     24    Abu Dhabi               Crude oil production
Erdolchemie............................     50    Germany                 Chemicals
Ruhrgas................................     25    Germany                 Gas distribution
Sidanco (b)............................     10    Russia                  Integrated oil operations
Rusia..................................     20    Russia                  Exploration and production
JOINT VENTURES
BP/Mobil...............................  70/49(c) Europe                  Refining and marketing
Empresa Petrolera Chaco................     30    Bolivia                 Exploration and production
Pan American Energy....................     60    Argentina               Exploration and production
Crescendo Resources....................     36    USA                     Exploration and production

------------

(b) 20% voting interest.

(c)  Fuels/lubricants

NOTE 48 -- SUMMARIZED FINANCIAL INFORMATION ON CERTAIN US SUBSIDIARIES

BP AMERICA INC. (a)

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and other operating revenue...........................     12,502     16,789     17,527
Gross profit (b)............................................      1,813      3,196      3,699
Profit for the year (c)(e)..................................        562        963      1,197
                                                                =======    =======    =======

                                                                              December 31,
                                                                           ------------------
                                                                              1998       1997
                                                                           -------    -------
                                                                              ($ million)
Fixed and other assets......................................                13,958     13,424
Current assets..............................................                 3,002      3,642
                                                                           -------    -------
Total assets................................................                16,960     17,066
                                                                           =======    =======
Current liabilities.........................................                 5,172      5,048
Noncurrent liabilities......................................                 6,761      7,457
Shareholders' interest......................................                 5,027      4,561
                                                                           -------    -------
Total liabilities and shareholders' interest................                16,960     17,066
                                                                           =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 48 -- SUMMARIZED FINANCIAL INFORMATION ON CERTAIN US SUBSIDIARIES
           (CONTINUED)
THE STANDARD OIL COMPANY (a)

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and other operating revenue...........................     12,111     16,312     17,077
Gross profit (b)............................................      1,611      2,889      3,405
Profit for the year (c)(d)(e)(f)............................        690      1,043      1,613
                                                                =======    =======    =======

                                                                              December 31,
                                                                           ------------------
                                                                              1998       1997
                                                                           -------    -------
                                                                              ($ million)
Fixed and other assets......................................                12,562     11,852
Current assets..............................................                 4,547      5,032
                                                                           -------    -------
Total assets................................................                17,109     16,884
                                                                           =======    =======
Current liabilities.........................................                 2,772      2,687
Noncurrent liabilities......................................                 6,559      6,863
Shareholders' interest......................................                 7,778      7,334
                                                                           -------    -------
Total liabilities and shareholders' interest................                17,109     16,884
                                                                           =======    =======

BP PIPELINES (ALASKA) INC. (a)

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                 1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and other operating revenue...........................        547        638        755
Gross profit (b)............................................        239        240        268
Profit for the year (c)(d)(f)...............................        149        130        340
                                                                =======    =======    =======

                                                                   December 31,
                                                                ------------------
                                                                 1998       1997
                                                                -------    -------
                                                                   ($ million)
Fixed and other assets......................................      1,453      1,458
Current assets..............................................        803        614
                                                                -------    -------
Total assets................................................      2,256      2,072
                                                                =======    =======
Current liabilities.........................................        152         97
Noncurrent liabilities......................................      1,366      1,360
Shareholders' interest......................................        738        615
                                                                -------    -------
Total liabilities and shareholders' interest................      2,256      2,072
                                                                =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS -- (CONCLUDED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 48 -- SUMMARIZED FINANCIAL INFORMATION ON CERTAIN US SUBSIDIARIES
           (CONCLUDED)
BP EXPLORATION (ALASKA) INC. (a)

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                 1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and other operating revenue...........................      5,666      9,228     10,079
Gross (loss) profit (b).....................................        (68)     1,143      1,370
(Loss) profit for the year (d)(f)...........................        (53)       963        824
                                                                =======    =======    =======

                                                                   December 31,
                                                                ------------------
                                                                 1998       1997
                                                                -------    -------
                                                                   ($ million)
Fixed and other assets......................................      9,364      9,917
Current assets..............................................      2,273      2,507
                                                                -------    -------
Total assets................................................     11,637     12,424
                                                                =======    =======
Current liabilities.........................................        628      1,084
Noncurrent liabilities......................................      2,041      2,070
Shareholders' interest......................................      8,968      9,270
                                                                -------    -------
Total liabilities and shareholders' interest................     11,637     12,424
                                                                =======    =======

------------

(a) BP America Inc. is a wholly-owned subsidiary of BP Amoco p.l.c.; The Standard Oil Company is a wholly-owned subsidiary of BP America Inc.; and BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. are wholly-owned subsidiaries of The Standard Oil Company.

(b) Gross profit (loss) equals sales and other operating revenue less associated costs, which exclude distribution and administration expenses and exploration expense.

(c) During 1996, certain deferred tax liabilities provided in the financial statements of The Standard Oil Company and BP Pipelines (Alaska) Inc. were transferred to BP America Inc. As a result of this transfer, profit for 1996 for The Standard Oil Company and BP Pipelines (Alaska) Inc. includes a tax benefit of $157 million and $208 million, respectively.

(d) During 1997, as part of a restructuring of ownership interests among certain wholly owned subsidiaries of BP America Inc., the obligation for certain employee benefits provided in the financial statements of BP Exploration (Alaska) Inc. was transferred to The Standard Oil Company. As a result of this transfer, profit for 1997 for BP Exploration (Alaska) Inc. includes a credit of $223 million.

(e) In August 1998, The Standard Oil Company completed the sale of its Lima, Ohio, refinery and related terminal facilities. The after-tax gain resulting from this sale amounts to $255 million, which includes the write-back of certain provisions no longer required.

(f) During 1998, certain tax liabilities provided in the financial statements of BP America Inc. were transferred to The Standard Oil Company, BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. As a result of this transfer profit (loss) for 1998 for The Standard Oil Company, BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. includes a tax charge of $80 million, $22 million and $28 million, respectively.

                        BP AMOCO P.L.C. AND SUBSIDIARIES
                     SUPPLEMENTARY OIL AND GAS INFORMATION
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The following tables show estimates of the Group's net proved reserves of crude oil and natural gas at December 31, 1998, 1997 and 1996.

ESTIMATED NET PROVED RESERVES OF CRUDE OIL (a)

                                                 United   Rest of               Rest of
                                                Kingdom    Europe       USA       World     Total
                                                -------   -------   -------     -------   -------
                                                              (millions of barrels)
1998
SUBSIDIARY UNDERTAKINGS
At January 1
  Developed...................................      779       241     3,039         916     4,975
  Undeveloped.................................      744        46     1,210         637     2,637
                                                -------   -------   -------     -------   -------
                                                  1,523       287     4,249       1,553     7,612
                                                =======   =======   =======     =======   =======
Changes in year attributable to:
  Revisions of previous estimates.............      106        17       (90)        (76)      (43)
  Purchases of reserves-in-place..............        3        --        10           1        14
  Extensions, discoveries and other
     additions................................       38         4        57         222       321
  Improved recovery...........................       80         1        69          32       182
  Production..................................     (189)      (38)     (283)       (141)     (651)
  Sales of reserves-in-place..................      (33)       --       (51)        (47)     (131)
                                                -------   -------   -------     -------   -------
                                                      5       (16)     (288)         (9)     (308)
                                                =======   =======   =======     =======   =======
At December 31
  Developed...................................    1,258       220     2,982         858     5,318
  Undeveloped.................................      270        51       979         686     1,986
                                                -------   -------   -------     -------   -------
                                                  1,528       271     3,961(b)(c)   1,544   7,304
                                                =======   =======   =======     =======   =======
ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1...........................................................................     1,995
  Purchases of reserves-in-place.......................................................        90
  Production...........................................................................       (72)
                                                                                          -------
At December 31.........................................................................     2,013(d)
                                                                                          =======
TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS..............................     9,317
                                                                                          =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ESTIMATED NET PROVED RESERVES OF CRUDE OIL (a) (CONTINUED)

                                            United   Rest of                Rest of
                                           Kingdom    Europe       USA        World     Total
                                           -------   -------   -------      -------   -------
                                                         (millions of barrels)
1997
SUBSIDIARY UNDERTAKINGS
At January 1
  Developed..............................      655       198     2,933          911     4,697
  Undeveloped............................      924        49       924          731     2,628
                                           -------   -------   -------      -------   -------
                                             1,579       247     3,857        1,642     7,325
                                           =======   =======   =======      =======   =======
Changes in year attributable to:
  Revisions of previous estimates........       33        13       139           50       235
  Purchases of reserves-in-place.........        9        67       364           48       488
  Extensions, discoveries and other
     additions...........................       88        28       338          144       598
  Improved recovery......................       35         1        66           34       136
  Production.............................     (160)      (42)     (302)        (140)     (644)
  Sales of reserves-in-place.............      (61)      (27)     (213)        (225)     (526)
                                           -------   -------   -------      -------   -------
                                               (56)       40       392          (89)      287
                                           =======   =======   =======      =======   =======
At December 31
  Developed..............................      779       241     3,039          916     4,975
  Undeveloped............................      744        46     1,210          637     2,637
                                           -------   -------   -------      -------   -------
                                             1,523       287     4,249(b)(c)   1,553    7,612
                                           =======   =======   =======      =======   =======

ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1................................................    1,869
  Net revisions and other changes...........................     (23)
  Purchases of reserves-in-place............................      194
  Production................................................     (45)
At December 31..............................................    1,995(d)(e)
                                                                =====
TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS...    9,607
                                                                =====

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ESTIMATED NET PROVED RESERVES OF CRUDE OIL (a) (CONCLUDED)

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                          (millions of barrels)
1996
SUBSIDIARY UNDERTAKINGS
At January 1
  Developed............................        574        189      2,998        857      4,618
  Undeveloped..........................        971         55        841        502      2,369
                                           -------    -------    -------    -------    -------
                                             1,545        244      3,839      1,359      6,987
                                           =======    =======    =======    =======    =======
Changes in year attributable to:
  Revisions of previous estimates......        (58)        13         27         23          5
  Purchases of reserves-in-place.......          3         16         16         --         35
  Extensions, discoveries and other
     additions.........................        176          1        224        412        813
  Improved recovery....................        105          3         62         39        209
  Production...........................       (167)       (30)      (298)      (142)      (637)
  Sales of reserves-in-place...........        (25)        --        (13)       (49)       (87)
                                           -------    -------    -------    -------    -------
                                                34          3         18        283        338
                                           =======    =======    =======    =======    =======
At December 31
  Developed............................        655        198      2,933        911      4,697
  Undeveloped..........................        924         49        924        731      2,628
                                           -------    -------    -------    -------    -------
                                             1,579        247      3,857(b)   1,642      7,325
                                           =======    =======    =======    =======    =======
ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1.......................................................................      1,912
  Net revisions and other changes..................................................         (1)
  Production.......................................................................        (42)
                                                                                       -------
At December 31.....................................................................      1,869(d)
                                                                                       =======
TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS..........................      9,194
                                                                                       =======

------------

(a) Crude oil includes natural gas liquids and condensate. Net proved reserves of crude oil exclude production royalties due to others.

(b) Proved reserves in the Prudhoe Bay field in Alaska include an estimated nil barrels (65 million barrels at December 31, 1997 and 111 million barrels at December 31, 1996) upon which a net profits royalty will be payable over the life of the field under the terms of the BP Prudhoe Bay Royalty Trust.

(c) Minority interest in Altura Energy included 280 million barrels of crude oil (334 million oil barrels at December 31, 1997).

ASSOCIATED UNDERTAKINGS

(d) Includes 1,791, 1,825 and 1,869 million barrels for 1998, 1997 and 1996 respectively of proportionate interests held through associated undertakings in onshore and offshore concessions in Abu Dhabi expiring in 2014 and 2018, respectively. If recent production levels were to continue, these reserves would not be fully recovered during the period of the concessions.

(e) Excludes reserves in Sidanco and Rusia.

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ESTIMATED NET PROVED RESERVES OF NATURAL GAS (a)

                                                  United   Rest of              Rest of
                                                 Kingdom    Europe       USA      World     Total
                                                 -------   -------   -------    -------   -------
                                                             (billions of cubic feet)
1998
At January 1
  Developed....................................    3,161       372    10,284      5,612    19,429
  Undeveloped..................................    1,868        50     1,819      7,208    10,945
                                                 -------   -------   -------    -------   -------
                                                   5,029       422    12,103     12,820    30,374
                                                 =======   =======   =======    =======   =======
Changes in year attributable to:
  Revisions of previous estimates..............      (16)       --       161       (148)       (3)
  Purchases of reserves-in-place...............       --        --       104         37       141
  Extensions, discoveries and other
     additions.................................      129        11       176      4,439     4,755
  Improved recovery............................       25        --       277         47       349
  Production...................................     (460)      (71)     (897)(b)    (665)  (2,093)
  Sales of reserves-in-place...................      (64)       --      (629)    (1,829)   (2,522)
                                                 -------   -------   -------    -------   -------
                                                    (386)      (60)     (808)     1,881       627
                                                 =======   =======   =======    =======   =======
At December 31
  Developed....................................    3,536       324     9,637      6,054    19,551
  Undeveloped..................................    1,107        38     1,658      8,647    11,450
                                                 -------   -------   -------    -------   -------
                                                   4,643       362    11,295(c)  14,701    31,001
                                                 =======   =======   =======    =======   =======

ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1................................................      1,748
  Net revisions and other changes...........................         47
  Purchases of reserves-in-place............................         52
  Production................................................        (81)
                                                                -------
At December 31..............................................      1,766
                                                                =======
TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS...     32,767
                                                                =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ESTIMATED NET PROVED RESERVES OF NATURAL GAS (a) (CONTINUED)

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                        (billions of cubic feet)
1997
At January 1
  Developed............................      3,085        402     11,722      5,508     20,717
  Undeveloped..........................      2,204         76      1,617      5,735      9,632
                                           -------    -------    -------    -------    -------
                                             5,289        478     13,339     11,243     30,349
                                           =======    =======    =======    =======    =======
Changes in year attributable to:
  Revisions of previous estimates......         94         --       (227)       992        859
  Purchases of reserves-in-place.......        196         13        283      1,007      1,499
  Extensions, discoveries and other
     additions.........................        122        289      1,035      1,221      2,667
  Improved recovery....................         10          1         99        200        310
  Production...........................       (519)       (70)      (950)(b)    (629)   (2,168)
  Sales of reserves-in-place...........       (163)      (289)    (1,476)    (1,214)    (3,142)
                                           -------    -------    -------    -------    -------
                                              (260)       (56)    (1,236)     1,577         25
                                           =======    =======    =======    =======    =======
At December 31
  Developed............................      3,161        372     10,284      5,612     19,429
  Undeveloped..........................      1,868         50      1,819      7,208     10,945
                                           -------    -------    -------    -------    -------
                                             5,029        422     12,103(c)  12,820     30,374
                                           =======    =======    =======    =======    =======

ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1................................................         --
  Net revisions and other changes...........................         54
  Purchases of reserves-in-place............................      1,723
  Production................................................        (29)
                                                                -------
At December 31..............................................      1,748(d)
                                                                =======
TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS...     32,122
                                                                =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ESTIMATED NET PROVED RESERVES OF NATURAL GAS (a) (CONCLUDED)

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                        (billions of cubic feet)
1996
At January 1
  Developed............................      3,179        418     12,893      5,543     22,033
  Undeveloped..........................      2,595         92      1,411      3,403      7,501
                                           -------    -------    -------    -------    -------
                                             5,774        510     14,304      8,946     29,534
                                           =======    =======    =======    =======    =======
Changes in year attributable to:
  Revisions of previous estimates......        (79)        18       (791)        22       (830)
  Purchases of reserves-in-place.......         --          6        300         21        327
  Extensions, discoveries and other
     additions.........................         61          3        490      3,160      3,714
  Improved recovery....................         23          4        253         12        292
  Production...........................       (490)       (63)    (1,030)(b)    (639)   (2,222)
  Sales of reserves-in-place...........         --         --       (187)      (279)      (466)
                                           -------    -------    -------    -------    -------
                                              (485)       (32)      (965)     2,297        815
                                           =======    =======    =======    =======    =======
At December 31
  Developed............................      3,085        402     11,722      5,508     20,717
  Undeveloped..........................      2,204         76      1,617      5,735      9,632
                                           -------    -------    -------    -------    -------
                                             5,289        478     13,339     11,243     30,349
                                           =======    =======    =======    =======    =======

---------------

(a) Net proved reserves of natural gas exclude production royalties due to others.

(b) Includes 79 billion cubic feet of natural gas consumed in Alaskan operations (1997 81 billion cubic feet and 1996 83 billion cubic feet).

(c) Minority interest in Altura Energy included 117 billion cubic feet of natural gas (161 billion cubic feet at December 31, 1997).

(d)  Excludes reserves in Sidanco and Rusia.

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES

     The following tables set out the standardized measures of discounted future net cash flows, and changes therein, relating to crude oil and natural gas production from the Group's estimated proved reserves. This information is prepared in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 69 -- 'Disclosures about Oil and Gas Producing Activities'.

     Future net cash flows have been prepared on the basis of certain assumptions which may or may not be realized. These include the timing of future production, the estimation of crude oil and natural gas reserves and the application of year end crude oil and natural gas prices and exchange rates. Furthermore, both reserve estimates and production forecasts are subject to revision as further technical information becomes available and economic conditions change. BP Amoco cautions against relying on the information presented because of the highly arbitrary nature of assumptions on which it is based and its lack of comparability with the historical cost information presented in the financial statements.

                                           United     Rest of               Rest of
                                           Kingdom    Europe       USA       World      Total
                                           -------    -------    -------    -------    -------
                                                               ($ million)
AT DECEMBER 31, 1998
Future cash inflows (a)................     27,100      3,700     44,800     36,500    112,100
Future production and development costs
  (b)..................................     18,700      2,200     27,500     14,300     62,700
Future taxation (c)....................      2,000        800      3,100      9,900     15,800
                                           -------    -------    -------    -------    -------
Future net cash flows..................      6,400        700     14,200     12,300     33,600
10% annual discount (d)................      1,300        100      7,000      6,600     15,000
                                           -------    -------    -------    -------    -------
Standardized measure of discounted
  future net cash flows................      5,100        600      7,200      5,700     18,600
                                           =======    =======    =======    =======    =======
AT DECEMBER 31, 1997
Future cash inflows (a)................     38,400      6,000     86,200     48,600    179,200
Future production and development costs
  (b)..................................     20,300      2,300     35,600     18,400     76,600
Future taxation (c)....................      4,700      2,300     15,500     12,600     35,100
                                           -------    -------    -------    -------    -------
Future net cash flows..................     13,400      1,400     35,100     17,600     67,500
10% annual discount (d)................      4,300        400     19,100      8,700     32,500
                                           -------    -------    -------    -------    -------
Standardized measure of discounted
  future net cash flows................      9,100      1,000     16,000      8,900     35,000
                                           =======    =======    =======    =======    =======
AT DECEMBER 31, 1996
Future cash inflows (a)................     51,400      9,600    124,000     56,000    241,000
Future production and development costs
  (b)..................................     24,000      2,700     33,800     17,000     77,500
Future taxation (c)....................      8,800      3,600     30,000     15,000     57,400
                                           -------    -------    -------    -------    -------
Future net cash flows..................     18,600      3,300     60,200     24,000    106,100
10% annual discount (d)................      6,200      1,300     32,500     11,400     51,400
                                           -------    -------    -------    -------    -------
Standardized measure of discounted
  future net cash flows................     12,400      2,000     27,700     12,600     54,700
                                           =======    =======    =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES (CONCLUDED)
     The following are the principal sources of change in the standardized measure of discounted future net cash flows during the years ended December 31, 1998, 1997 and 1996:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and transfers of oil and natural gas produced, net of
  production costs..........................................     (6,500)   (10,400)   (11,400)
Development costs incurred during the year..................      4,700      5,100      4,600
Extensions, discoveries and improved recovery, less related
  costs.....................................................      3,200      4,000      9,200
Net changes in prices and production costs (e)..............    (30,900)   (34,300)    25,800
Revisions of previous reserve estimates.....................         --      1,000        400
Net change in taxation......................................     10,800     14,000    (10,400)
Future development costs....................................     (1,000)    (3,000)    (2,300)
Net change in purchase and sales of reserves-in-place.......       (200)    (1,000)      (200)
Addition of 10% annual discount.............................      3,500      5,400      3,200
Other.......................................................         --       (500)     1,900
                                                                -------    -------    -------
Total change in the standardized measure during the year....    (16,400)   (19,700)    20,800
                                                                =======    =======    =======

------------

(a) Future cash inflows are computed by applying year-end oil and natural gas prices and exchange rates to future annual production levels estimated by the Group's petroleum engineers.

(b) Production costs (which include petroleum revenue tax in the UK) and development costs relating to future production of proved reserves are based on year-end cost levels and assume continuation of existing economic conditions. Future decommissioning costs are included.

(c)  Taxation is computed using appropriate year-end income tax rates.

(d) Future net cash flows from oil and natural gas production are discounted at 10% regardless of the Group assessment of the risk associated with its producing activities.

(e) Net changes in prices and production costs includes the effect of exchange movements.

ASSOCIATED UNDERTAKINGS

     In addition, at December 31, 1998 the Group's share of the standardized measure of discounted future net cash flows of associated undertakings amounted to nil ($830 million at December 31, 1997 and $560 million at December 31, 1996).

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OPERATIONAL AND STATISTICAL INFORMATION

     The following tables present operational and statistical information related to production, drilling, productive wells and acreage.

PRODUCED FROM OWN RESERVES

     The following table shows crude oil and natural gas production from the Group's own reserves for the years indicated:

                                           United     Rest of               Rest of
                                           Kingdom    Europe       USA       World     Total (d)
                                           -------    -------    -------    -------    ---------
                                                        (thousand barrels per day)
PRODUCTION FOR THE YEAR (a)
Crude oil (b)
1998...................................        518        105        841        585       2,049
1997...................................        437        115        869        509       1,930
1996...................................        458         80        859        506       1,903

                                           United     Rest of               Rest of
                                           Kingdom    Europe       USA       World     Total (e)
                                           -------    -------    -------    -------    ---------
                                                       (million cubic feet per day)
Natural gas (c)
1998...................................      1,258        200      2,401      1,949       5,808
1997...................................      1,423        195      2,513      1,727       5,858
1996...................................      1,335        173      2,650      1,759       5,917

------------

(a) All volumes are net of royalty.

(b) Crude oil includes natural gas liquid and condensate.

(c) Natural gas production excludes gas consumed in operations.

(d) Includes amounts produced for the Group by associated undertakings of 208,000 b/d in 1998 (1997, 172,000 b/d and 1996, 164,000 b/d).

(e) Includes amounts produced for the Group by associated undertakings of 221 mmcf/d in 1998 (1997, 113 mmcf/d 1996, nil).

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PRODUCTIVE OIL AND NATURAL GAS WELLS AND ACREAGE

     The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which the Group and its associated undertakings had interests as of December 31, 1998. A 'gross' well or acre is one in which a whole or fractional working interest is owned, while the number of 'net' wells or acres is the sum of the whole or fractional working interests in gross wells or acres. Productive wells are producing wells and wells capable of production. Developed acreage is the acreage within the boundary of a field, on which development wells have been drilled, which could produce the reserves; while undeveloped acres are those on which wells have not been drilled or completed to a point that would permit the production of commercial quantities, whether or not such acres contain proved reserves.

NUMBER OF PRODUCTIVE OIL AND NATURAL GAS WELLS

                                          United     Rest of               Rest of
                                          Kingdom    Europe       USA       World      Total
                                          -------    -------    -------    -------    --------
AT DECEMBER 31, 1998
Oil wells (a)  -- gross...............        520         91     23,726     15,910      40,247
                -- net................      224.9       32.9    9,542.3    5,067.6    14,867.7
Gas wells (b) -- gross................        409         41     14,458      2,262      17,170
               -- net.................      184.8       14.2    7,690.8    1,417.2     9,307.0

------------

(a) Includes approximately 1,174 gross (319.3 net) multiple completion wells (more than one formation producing into the same well bore).

(b) Includes 1,419 gross (702.3 net) multiple completion wells.

(c) If one of the multiple completions in a well is an oil completion, the well is classified as an oil well.

OIL AND NATURAL GAS ACREAGE

                                           United     Rest of               Rest of
                                           Kingdom    Europe       USA       World      Total
                                           -------    -------    -------    -------    -------
                                                          (thousands of acres)
AT DECEMBER 31, 1998
Developed
  -- gross.............................      1,133         71     11,682      9,298     22,184
  -- net...............................        433         24      3,865      3,302      7,624
Undeveloped (a)
  -- gross.............................      5,767      3,335     10,440    171,834    191,376
  -- net...............................      2,554        993      5,216     75,147     83,910

------------

(a) Undeveloped acreage includes leases and concessions.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONCLUDED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NET OIL AND NATURAL GAS WELLS COMPLETED OR ABANDONED

     The following table shows the number of net productive and dry exploratory and development oil and natural gas wells completed or abandoned in the years indicated by the Group and its associated undertakings. Productive wells include wells in which hydrocarbons were encountered and the drilling or completion of which, in the case of exploratory wells, has been suspended pending further drilling or evaluation. A dry well is one found to be incapable of producing hydrocarbons in sufficient quantities to justify completion.

                                           United     Rest of               Rest of
                                           Kingdom    Europe     USA         World      Total
                                           -------    -------    -------    -------    -------
1998
Exploratory
  -- productive........................        2.3        3.6       18.9       32.1       56.9
  -- dry...............................        2.1        2.1       12.1       22.4       38.7
Development
  -- productive........................       32.2        1.4      424.4      261.5      719.5
  -- dry...............................        1.1         --       16.7       30.6       48.4
1997
Exploratory
  -- productive........................        2.8        2.5       27.2       42.4       74.9
  -- dry...............................        5.4       11.5       15.0       13.4       45.3
Development
  -- productive........................       32.5        4.7      258.8      282.1      578.1
  -- dry...............................        1.2         --       14.7       23.2       39.1
1996
Exploratory
  -- productive........................        6.0        8.7       59.2       69.0      142.9
  -- dry...............................        5.9        4.9       82.6       28.2      121.6
Development
  -- productive........................       40.6        4.8      338.1      314.1      697.6
  -- dry...............................        3.1        0.3       33.0       28.2       64.6

DRILLING AND PRODUCTION ACTIVITIES IN PROGRESS

     The following table shows the number of exploratory and development oil and natural gas wells in the process of being drilled by the Group and its associated undertakings as of December 31, 1998. Suspended development wells and long-term suspended exploratory wells are also included in the table.

                                           United     Rest of               Rest of
                                           Kingdom    Europe       USA       World      Total
                                           -------    -------    -------    -------    -------
AT DECEMBER 31, 1998
Exploratory
  -- gross.............................          5          8         42         99        154
  -- net...............................        1.7        2.6       24.4       30.9       59.6
Development
  -- gross.............................         33          1        216         93        343
  -- net...............................       15.2        0.3       89.8       41.2      146.5

                                                                     SCHEDULE II

                        BP AMOCO P.L.C. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          Additions
                                                  --------------------------
                                                  Charged to      Charged to
                                    Balance at     costs and           other    Transfers/      Balance at
                                    January 1,      expenses    accounts (a)    Deductions    December 31,
                                    ----------    ----------    ------------    ----------    ------------
                                                                 ($ million)
1998
Fixed assets -- Investments
  (b)...........................            25           200             --              5             230
                                    ==========    ==========     ==========     ==========    ============
Doubtful debts (b)..............           130            35            (22)           (17)            126
                                    ==========    ==========     ==========     ==========    ============
Decommissioning provisions......         3,201           130             10            (31)          3,310
                                    ==========    ==========     ==========     ==========    ============
1997
Fixed assets -- Investments
  (b)...........................            34            --             (1)            (8)             25
                                    ==========    ==========     ==========     ==========    ============
Doubtful debts (b)..............           159            45             (6)           (68)            130
                                    ==========    ==========     ==========     ==========    ============
Decommissioning provisions......         3,153           162            (29)           (85)          3,201
                                    ==========    ==========     ==========     ==========    ============
1996
Fixed assets -- Investments
  (b)...........................            34            --              2             (2)             34
                                    ==========    ==========     ==========     ==========    ============
Doubtful debts (b)..............           155            37             (2)           (31)            159
                                    ==========    ==========     ==========     ==========    ============
Decommissioning provisions......         3,094           (77)           296           (160)          3,153
                                    ==========    ==========     ==========     ==========    ============

------------

(a)  Principally currency translations.

(b) Deducted in the balance sheet from the assets to which they apply.