Form 20-F
period 1999-12-31
BP AMOCO PLC
filed 2000-03-29
CIK 313807

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

(Mark One)
[   ]             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[ X ]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                       OR
[   ]                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the transition period from                  to

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

                  Title of each class                  Name of each exchange
                                                        on which registered
              ORDINARY SHARES OF 25C EACH             CHICAGO STOCK EXCHANGE*
                                                     NEW YORK STOCK EXCHANGE*
                                                      PACIFIC EXCHANGE, INC.*
              ----------------------------           -------------------------
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

      ORDINARY SHARES OF 25C EACH                            19,484,024,424
      CUMULATIVE FIRST PREFERENCE SHARES OF L1 EACH               7,232,838
      CUMULATIVE SECOND PREFERENCE SHARES OF L1 EACH              5,473,414

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

Item 17 _____       Item 18 X

                                TABLE OF CONTENTS

                                                                                     Page

                     Certain Definitions...........................................      3
                     Exchange Rates................................................      4
PART I      Item 1   Description of Business.......................................      5
                          General..................................................      5
                          Exploration and Production...............................      9
                          Refining and Marketing...................................     23
                          Chemicals................................................     29
                          Other Businesses and Corporate...........................     34
                          Regulation of the Group's Business.......................     36
                          Environmental Protection.................................     38
                          Additional Factors Which May Affect Business.............     42
            Item 2   Description of Property.......................................     43
            Item 3   Legal Proceedings.............................................     44
            Item 4   Control of Registrant.........................................     44
            Item 5   Nature of Trading Market......................................     45
            Item 6   Exchange Controls and Other Limitations Affecting
                       Security Holders............................................     46
            Item 7   Taxation......................................................     46
            Item 8   Selected Financial Data.......................................     50
                          Summarized Financial Information.........................     50
                          Dividends................................................     52
            Item 9   Management's Discussion and Analysis of Financial
                       Condition and Results of Operations.........................     54
            Item 9A  Quantitative and Qualitative Disclosures about Market Risk....     67
            Item 10  Directors and Officers of Registrant..........................     73
            Item 11  Compensation of Directors and Officers........................     75
            Item 12  Options to Purchase Securities from Registrant or
                       Subsidiaries................................................     87
            Item 13  Interest of Management in Certain Transactions................     87
PART III    Item 15  Defaults upon Senior Securities...............................     88
            Item 16  Changes in Securities, Changes in Security for
                       Registered Securities and Use of Proceeds...................     88
PART IV     Item 18  Financial Statements..........................................     89
            Item 19  Financial Statements and Exhibits.............................     89

----------

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

       'Proved developed reserves' -- Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed programme has confirmed through production response that increased recovery will be achieved.

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

MISCELLANEOUS TERMS

'ADR'-- American Depositary Receipt.

'ADS'-- American Depositary Share.

'Amoco' -- The former Amoco Corporation and its subsidiaries.

'Associated undertaking' -- An undertaking in which the BP Amoco Group has a participating interest and over whose operating and financial policy the BP Amoco Group exercises a significant influence (presumed to be the case where 20% or more of the voting rights are held) and which is not a subsidiary undertaking.

'Barrel' -- 42 US gallons.

'Billion'-- 1,000,000,000.

'BP' or 'BP Group'-- The British Petroleum Company p.l.c. and its subsidiaries.

'BP p.l.c.'-- The British Petroleum Company p.l.c.

'BP Amoco', 'BP Amoco Group' or the 'Group' -- The Company and its subsidiaries.

'Cent' or 'c' - One hundredth of the US dollar.

The 'Company' -- BP Amoco p.l.c.

'Crude oil' -- Includes condensate and natural gas liquids.

'Dollar' or '$' -- The US dollar.

'Gas'-- Natural Gas.

'LNG'-- Liquefied Natural Gas.

'London Stock Exchange' or 'LSE'-- London Stock Exchange Limited.

'LPG'-- Liquefied Petroleum Gas.

'NGL'-- Natural Gas Liquid.

'Noon Buying Rate' -- The noon buying rate in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York.

'OECD' -- Organization for Economic Cooperation and Development.

'Oil' -- Crude oil, condensate and natural gas liquids.

'OPEC'-- The Organization of Petroleum Exporting Countries.

'Ordinary Shares'-- Ordinary fully paid shares in BP Amoco p.l.c. of 25c each.

'Pence' or 'p' -- One hundredth of a pound.

'Pound', 'sterling' or 'L' -- The pound sterling.

'Preference Shares'-- Cumulative First Preference Shares and Cumulative Second Preference Shares in BP Amoco p.l.c. of L1 each.

'Subsidiary undertaking' -- An undertaking in which the BP Amoco Group holds a majority of the voting rights.

'Tonne' or 'metric ton' -- 2,204.6 pounds.

'Trillion'-- 1,000,000,000,000.

'UK'-- United Kingdom of Great Britain and Northern Ireland.

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

Calendar year                                         at Year End  Average(a) High   Low
-----------                                           -----------  -------    ----   ----
1995............................................        1.55        1.58      1.64    1.53
1996............................................        1.71        1.57      1.71    1.49
1997............................................        1.64        1.64      1.70    1.58
1998............................................        1.66        1.66      1.72    1.61
1999 ...........................................        1.62        1.62      1.66    1.60
2000 (through March 24) (b).....................          --          --      1.65    1.57

----------

(a) The average of the Noon Buying Rates on the last day of each month during the calendar year.

(b)  The Noon Buying Rate on March 24, 2000 was $1.59 = L1.

                                     PART I

ITEM 1 -- DESCRIPTION OF BUSINESS

                                     GENERAL

       UNLESS OTHERWISE INDICATED, INFORMATION IN THIS ITEM REFLECTS 100% OF THE ASSETS AND OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES WHICH WERE CONSOLIDATED AT THE DATE OR FOR THE PERIODS INDICATED, WITHOUT THE EXCLUSION OF MINORITY INTERESTS. ALSO, UNLESS OTHERWISE INDICATED, FIGURES FOR BUSINESS TURNOVER INCLUDE SALES BETWEEN BP AMOCO BUSINESSES

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

     BP Amoco is one of the world's leading oil companies on the basis of market capitalization and proved reserves. Our worldwide headquarters is located in London, UK.

     Our main businesses are Exploration and Production, Refining and Marketing, and Chemicals. Exploration and Production's activities include oil and natural gas exploration and field development and production (upstream activities), together with pipeline transportation, natural gas processing and gas and power marketing (midstream activities). The activities of Refining and Marketing include oil supply and trading as well as refining and marketing (downstream activities). Chemicals activities include petrochemicals manufacturing and marketing. In addition, we have a solar energy business which is one of the world's largest manufacturers of photovoltaic modules and systems. The Group provides high quality technological support for all its businesses through its research and engineering activities.

       We have well established operations in Europe, the USA, Canada, South America, Australasia and parts of Africa. More than 70% of the Group's capital is invested in OECD countries with approximately one half of our fixed assets located in the USA, and about one third located in the UK and the Rest of Europe.

       We believe that BP Amoco has a strong portfolio of assets in its three main businesses:

   -- In Exploration and Production in the USA we have established production bases in oil in Alaska and in oil and natural gas in the Gulf of Mexico, and extensive natural gas production in the Lower 48 States. We are the largest producer of both oil and natural gas from UK fields, and we have exploration or production operations in several other areas including Latin America, the Caspian Sea region and Africa.

   -- In Refining and Marketing we have a strong  presence in the Midwest,  East and Southeast of the USA through our Amoco brand and this is reinforced in the Midwest and Southeast by our BP brand. In Europe we have a strong retail position in fuels through a joint venture with ExxonMobil Corporation (ExxonMobil). We have agreed to purchase ExxonMobil's share of this joint venture. In addition we have established or growing retail businesses elsewhere in the world under the BP brand.

   -- In Chemicals we have a strong  manufacturing and marketing base in the USA and Europe, and are aiming to grow in the Asia Pacific region where we already have interests in a number of plants. We have a strong position in the technology and production of olefins and derivative products (polyethylene, acetic acid and acrylonitrile), as well as a leading position in aromatics and derivative products (purified terephthalic acid, paraxylene and metaxylene).

       The integration of BP and Amoco following the merger was completed in 1999 and the anticipated cost savings at a rate of $2 billion per annum before tax were achieved by the end of that year.

            Following completion of the merger on December 31, 1998 and in the context of low oil prices at the time, BP Amoco undertook a strategic and portfolio review in early 1999. This was completed in the Spring of 1999 and resulted, among other things, in the development of an asset divestment programme.

       The guiding principle of the strategic and portfolio review was to concentrate the combined Group's operations on areas of competitive strength and, in the upstream portfolio, to dispose of assets which would not be robustly economic on the basis of conservative assumptions about future oil prices.

     Our new strategy has evolved from those of BP and Amoco. In Exploration and Production our goal is to have significant shares of the larger oil and natural gas fields where our supply costs can be fully competitive with all other producers. We are developing a new business division - Gas and Power - specifically designed to extend our interests as the mix of world energy consumption shifts in favour of natural gas. In Refining and Marketing we intend to invest in the marketing areas which are growing, such as China and Poland, while focusing our refining on advantaged areas. In Chemicals we are continuing to establish a set of advantaged sites distinguished by excellence in manufacturing and close links to both the supply of resources and evolving demand growth.

       In July 1999, we announced a new set of targets taking us through to the end of 2001. Our aim is to improve returns by around five to six percentage points, compared with the base-line of 1998, on the basis of cautious assumptions about the trading environment. We cannot, and do not, rely on oil prices maintaining their current levels.

     Even allowing for price fluctuation, we believe we can continue to improve performance through selective upgrading of the portfolio, including sustained reductions in costs, a steady programme of investment in the existing business amounting to some $24-26 billion over three years and a programme to divest some $10 billion of assets by the end of 2001.

       Our financial framework is to maintain a ratio of net debt to net debt plus equity within a range of around 25-30% and a dividend policy which aims to return to shareholders around 50% of estimated average replacement cost profit before exceptional items through the business cycle. If circumstances give us a larger surplus it is anticipated that cash will either be used to fund further growth investment or be returned to shareholders.

       The following table summarizes the Group's turnover, results and capital expenditure for the last five years and total assets at the end of each of those years.

                                                    Years ended December 31, (a)
                                          -----------------------------------------------
                                           1999      1998       1997      1996       1995
                                          -----     -----      -----     -----      -----
                                                             ($ million)

Turnover............................    101,180    83,732    108,564   102,064     84,216
Less: joint ventures................     17,614    15,428     16,804        --         --
                                        -------   -------    -------   -------    -------
Group Turnover (sales to third parties)  83,566    68,304     91,760   102,064     84,216

Total replacement cost operating profit   8,894     6,521     10,683    10,634      8,264

Profit for the year*................      5,008     3,220      5,673     7,417      3,700
Capital expenditure and acquisitions      7,345    10,362     11,420    10,288      8,380
Total assets........................     89,561    84,915     86,279    88,651     81,499

--------
* After minority shareholders' interest

(a) As restated for the effect of the adoption of Financial Reporting Standard No.12 `Provisions, Contingent Liabilities and Contingent Assets'. For further information see Note 43 of Notes to Financial Statements.

       Information for 1999, 1998 and 1997 concerning the profits and assets attributable to the businesses and to the geographical areas in which the Group operates is set forth in Item 18 -- Note 45 of Notes to Financial Statements.

       The following table shows our production for the last five years and the estimated proved oil and gas reserves at the end of each of those years.

                                                        Years ended December 31,
                                            -----------------------------------------------
                                             1999      1998       1997      1996       1995
                                            -----     -----      -----     -----      -----
Total crude oil production
  (thousand barrels per day)(a)..........   2,061     2,049      1,930     1,903      1,873
Total natural gas production
  (million cubic feet per day)(a)........   6,067     5,808      5,858     5,917      5,485
Total estimated net proved crude
  oil reserves (million barrels)(b)......   6,535     7,304      7,612     7,325      6,987
Total estimated net proved natural gas...
 reserves (billion cubic feet) (b).......  33,802    31,001     30,374    30,349     29,534

----------

(a)   Includes BP Amoco's share of equity-accounted entities.

(b) Net proved reserves of crude oil and natural gas exclude production royalties due to others and reserves of equity-accounted entities.

     During 1999, 1,172 million barrels of oil and natural gas, on an oil equivalent* basis (mmboe), were added to BP Amoco's proved reserves, more than replacing the volume produced. In addition, 157 mmboe were transferred from reserves of equity-accounted entities into net proved reserves of the BP Amoco Group after the dissolution of Crescendo Resources when BP Amoco purchased a majority of Repsol YPF's interest. After allowing for production which amounted to 1,050 mmboe and sales net of purchases totalling 565 mmboe, BP Amoco's proved reserves decreased to 12,363 mmboe. These proved reserves are mainly located in the USA (48%), the UK (17%) and Trinidad and Tobago (17%).

RECENT DEVELOPMENTS

THE PROPOSED COMBINATION OF BP AMOCO AND ARCO

     On April 1, 1999 the Board of BP Amoco announced that it had reached agreement on a proposed combination (the combination) with the Atlantic Richfield Company (ARCO) of Los Angeles.

     The agreement relating to the proposed combination (the Combination Agreement), approved by the boards of both BP Amoco and ARCO, provides that all common shareholders of ARCO, with the exception of BP Amoco, ARCO or any of their subsidiaries, will receive 9.84 BP Amoco ordinary shares of US$0.25 each in the form of BP Amoco ADSs or, at the election of the shareholder, BP Amoco ordinary shares, in return for the cancellation of each of their shares (other than the shares held by CH-Twenty Holdings, LLC, a subsidiary of ARCO) (the Cancelled ARCO Shares). It also provides for the issue to BP Amoco of new common shares equal in number to the Cancelled ARCO Shares by a newly enlarged ARCO formed by a statutory merger of Prairie Holdings, Inc. (a direct wholly owned subsidiary of BP Amoco) into and with ARCO. Any right to a fraction of a BP Amoco ADS or an odd lot of less than six BP Amoco ordinary shares will be satisfied by a cash payment. Both ARCO and BP Amoco shareholders voted overwhelmingly in favour of the combination at shareholders' meetings on August 30, 1999 and September 1, 1999, respectively.

     BP Amoco and ARCO announced in early November 1999 that they had reached provisional agreement with the Alaskan State Governor on a package of asset disposals and other measures designed to secure Alaskan government acceptance for the proposed combination of the two companies. Subject to the completion of the combination, BP Amoco would sell 175,000 barrels of production per day together with associated infrastructure, 620,000 acres of state and federal exploration leases, and matching stakes in the Trans Alaska Pipeline System
(TAPS). The provisional agreement was finalized into an agreement with the State of Alaska (the Alaskan Charter Agreement) made in early December 1999.

     On February 4, 2000 the US Federal Trade Commission (FTC) filed a complaint in the US District Court (the Court) seeking a preliminary injunction to prevent closing of the combination. The Attorney Generals for the States of California, Oregon and Washington (the Western States) also filed complaints with the same Court. The Attorney General for the State of Alaska joined in the Court proceedings in support of the combination.


----------

* Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

     On March 15, 2000 BP Amoco announced that it and ARCO had agreed to sell ARCO's Alaskan business to Phillips Petroleum Co. (Phillips) for around $7 billion. The sale, which is subject to completion of the combination, is intended to address anti-trust concerns of the FTC. The sale to Phillips of all ARCO's Alaskan business includes a 21.9% interest in the Prudhoe Bay oil rim and 42.6% of the natural gas cap, a 55% interest in the greater Kuparuk area and a 78% interest in the Alpine field. Also included are 1.1 million net exploration acres, a 22.3% interest in the TAPS, and ARCO's crude oil shipping fleet which includes six tankers in service and three under construction. The reserves being sold total 1.9 billion barrels of oil equivalent. The Alaskan government has accepted that the sale to Phillips of all ARCO's Alaskan business satisfies the sale obligations of BP Amoco under the Alaskan Charter Agreement.

     Also on March 15, 2000 it was announced that the FTC, the Western States, the State of Alaska, ARCO and BP Amoco had agreed to suspend the Court proceedings, pending discussions for a consent order.

     On March 16, 2000 BP Amoco announced that it was at an advanced stage in discussions with the FTC on the combination and was hopeful of obtaining a consent order within a few weeks allowing the Company to close the combination. In addition, BP Amoco announced that, subject to completion of the combination, it had advised the board of Vastar Resources Inc. of the intention to make a tender offer for the minority stockholding of the company at $71 per share. ARCO already owns some 82 percent of Vastar.

     On March 23, 2000 BP Amoco and ARCO jointly agreed to extend the termination date of the Combination Agreement from March 31, 2000 to June 30, 2000.

     On March 24, 2000 ExxonMobil Corporation (ExxonMobil) filed a Complaint in State Court, Los Angeles, seeking a preliminary injunction and other relief against BP Amoco, ARCO and Phillips to prevent the sale of ARCO's Alaskan business to Phillips referred to in this section above.

     Completion of the combination remains subject to regulatory approvals and the satisfaction of other conditions.

ANNOUNCEMENT OF INTENDED CASH OFFER TO BUY BURMAH CASTROL PLC

     On March 14, 2000 BP Amoco announced that it had agreed on the terms of a recommended cash offer to buy Burmah Castrol plc (Burmah Castrol) of the UK for approximately $4.7 billion (L3 billion). The recommended cash offer of L16.75 for each Burmah Castrol share had been agreed by the boards of both companies. The offer is pre-conditional and it is intended that the formal offer document will be sent to Burmah Castrol's shareholders once the pre-conditions (regulatory clearances) have been satisfied or waived. The offer will be subject to terms to be set out in the formal Offer Document and such further terms as required to comply with the rules of the London Stock Exchange and the City Code.

BP AMOCO AND PETROCHINA JOINT VENTURE

     On March 23, 2000 BP Amoco announced that it planned to form a natural gas marketing joint venture with PetroChina aimed at supplying the energy markets of eastern China. The project is part of a strategic alliance agreed in principle between BP Amoco and PetroChina which also includes a preliminary agreement to build a fuels marketing business in China's coastal provinces with the prospect of further expansion into other regions.

     These  agreements  are subject to the  execution of  definitive  agreements
between  the  parties,  and  to  all  relevant  government   authorizations  and
approvals.

     BP Amoco also announced that it intended to acquire approximately 20% of the shares currently being offered, up to a maximum purchase price of $1 billion, by PetroChina as part of its Initial Public Offering.

     PetroChina is based in Beijing, China and is engaged in a broad range of petroleum-related activities; it is one of the largest companies in China in terms of sales.

                           EXPLORATION AND PRODUCTION

     The activities of our Exploration and Production business include oil and natural gas exploration and field development and production -- the upstream activities -- as well as the management of crude oil and natural gas pipeline assets and the processing and marketing of natural gas and power -- midstream activities. We have Exploration and Production interests in 27 countries, with the main concentration in the USA and in the UK sector of the North Sea. Production during 1999 came from 18 countries. Our most significant midstream activities are the Trans Alaska Pipeline System (BP Amoco 50%), the Forties Pipeline System (BP Amoco 100%) and the Central Area Transmission System pipeline (BP Amoco 29.5%) in the UK sector of the North Sea, and the Atlantic LNG plant (BP Amoco 34%) in Trinidad.

                                                                 Years ended December 31,
                                                               --------------------------
                                                                1999      1998       1997
                                                               -----     -----      -----
                                                                      ($ million)

Turnover (a).............................................     21,649    17,276     23,171
Total replacement cost operating profit..................      7,194     3,231      7,385
Total assets.............................................     46,649    47,808     46,024
Capital expenditure and acquisitions.....................      4,212     6,318      7,879
                                                                    ($ per barrel)
Average BP Amoco oil realizations........................       16.7      12.1       18.3
                                                              ($ per thousand cubic feet)
Average BP Amoco US natural gas realizations.............        2.1       1.8        2.2

----------

(a) Excludes BP Amoco's share of joint venture turnover of $497 million in 1999, $348 million in 1998, and $112 million in 1997.

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

  -- We  continually  upgrade  the  quality of our asset  portfolio  by focusing investments in core areas and disposing of non-strategic assets. This can be achieved through asset swaps, purchases and sales. Examples of portfolio upgrading in 1999 include our $1 billion sale of non-core Canadian oil properties in October, the sale of our Venezuelan assets announced in November and our $400 million purchase of a majority of Repsol YPF's interest in our US-based Crescendo joint venture. In March 2000, we announced the divestment of Altura Energy Ltd (Altura), our US-based joint venture with Shell, for a total price of approximately $3.6 billion (BP Amoco 64%). The transaction is expected to close during the second quarter of 2000 and it is estimated that profit after tax of approximately $260 million will be recognized by BP Amoco in 2000.

     The second element of our Exploration and Production strategy is to renew the business and to provide growth for the future. We do this through exploration and selected business development activity, as described below:

  -- Our exploration programme focuses on areas which have been relatively unexplored for political or technical reasons, and where we believe substantial volumes of low cost, high value reserves remain to be found. Principal areas of activity include Angola, Australia, Azerbaijan, Brazil, Egypt, Trinidad and Tobago and the USA. Our Crazy Horse discovery in the Gulf of Mexico, USA, is one example of this exploration growth strategy. Finding this field involved drilling through 6,000 feet of water and more than 2,000 feet of salt to a record depth of 25,770 feet.

  -- Our business development activities focus on obtaining an interest in areas new to BP Amoco, and extending our interests into existing core areas. Our In Salah development is a new venture (BP Amoco 65%) in which BP Amoco and the Algerian state company, Sonatrach, intend to go ahead with a $2.5-billion development of natural gas fields in the Sahara Desert. This development is expected to supply the fast growing markets of southern Europe with some 320 billion cubic feet (bcf) annually. First deliveries are expected to start in 2003.

  -- In a longstanding core area, the negotiation of new concession terms with the government of Egypt will enable continued investment of $450 million in our Gulf of Suez concessions. The new terms will result in the development of 160 million barrels of oil equivalent. Redevelopment activity conducted in our portfolio of giant fields should be a significant source of future growth.

     Following the merger we have been able to capitalize on cost reduction opportunities where we had parallel operations, and have drawn on the best practices and experience of two successful companies to optimize further our operations and investment programme. The merger has also provided a better geographic, oil/natural gas and upstream/midstream balance in our portfolio. With cost reductions achieved in 1999, we are well on our way toward meeting our cost reduction target of $2.2 billion by 2001.

     BP Amoco retains its 10% equity interest (20% voting interest) in the Russian integrated oil company A O Sidanco (Sidanco). Sidanco went into bankruptcy for most of 1999 and temporarily lost ownership of a major subsidiary as a result of a forced bankruptcy sale. As part of a broad-ranging agreement between the parties involved, this subsidiary will be returned to Sidanco's ownership in 2000 and arrangements were put in place which made it possible to take Sidanco out of bankruptcy in January 2000.

UPSTREAM ACTIVITIES

EXPLORATION

     The Group explores for and produces oil and natural gas under a wide range of licensing, joint venture and other contractual agreements. We may do this alone or, more frequently, with partners. BP Amoco acts as operator for many of these ventures.

     The Group's worldwide capital expenditure on exploration and appraisal in 1999 was $604 million, a decrease of $371 million or 38% compared with 1998, as we focused on high-graded opportunities following the merger of the BP and Amoco exploration portfolios. In 1999, we participated in 84 gross (24.9 net) exploration and appraisal wells in 17 countries. The principal areas of activity were Angola, Australia, Azerbaijan, Brazil, Egypt, and the USA.

     In 1999, BP Amoco obtained upstream rights in several new tracts, which are expected to provide a foundation for continued exploration success. These include the following:

  -- In Angola, we acquired operatorship and a 26.67% interest in a production sharing agreement covering deepwater Block 31. This new block is adjacent and geologically similar to other acreage where BP Amoco and partners have discovered several large fields.

  -- In Australia we won our three preferred blocks (BP Amoco 16.7% to 20% and operator) in the Canning deepwater Gazettal round. Additionally we farmed into the WA-267-P licence (BP Amoco 12.5%).

  -- In Brazil we were awarded two offshore blocks in the deepwater Foz do Amazonas basin offshore Northern Brazil. BP Amoco is operator of both blocks with a 30% interest in the 15,000 square kilometre block BMFZA-1, and 35% in the 25,000 square kilometre block BFZ-2.

  -- In Egypt we obtained operating rights and 50% ownership interest in the 15,400 square kilometre West Mediterranean deepwater block.

  -- In the USA, in Alaska,  BP Amoco and partners won 25 blocks in the National
     Petroleum Reserve-Alaska (NPR-A) at Lease Sale 991. A subsequent equity cross assignment with partners Chevron and Phillips resulted in BP Amoco holding 50% interest and operating rights in a total of 33 NPR-A blocks.

     In addition, during 1999 we relinquished exploration interests in several countries as we continued a process of focusing and shaping our portfolio. The most significant of these was the exit from offshore Nigeria, but we also relinquished the Zambezi block, offshore Mozambique, our properties offshore southern Turkey, acreage in the Latvian Baltic Sea and our interests onshore north Somalia.

     In 1999, we announced significant discoveries in Angola, Australia, Azerbaijan and the USA. In most cases, reserve bookings from these fields will depend on the results of ongoing technical and commercial evaluations, including appraisal drilling. These discoveries included the following:

  -- In Angola, we were involved in eight discoveries. Plutonio and Platina in Block 18 (BP Amoco 50% and operator), Orquidea, Cravoa, Camelia and Tulipa in Block 17 (BP Amoco 16.7%), and Chocalho and Xikomba in Block 15 (BP Amoco 26.7%).

  -- In Australia, we participated in the significant Geryon and Orthrus natural gas discoveries (licence WA-267-P, BP Amoco 12.5%) which lie approximately 200 kilometres west of our LNG facilities. A further four wells remain to be drilled over the next two years.

   -- In Azerbaijan we announced a significant  gas condensate  discovery,  Shah
      Deniz (BP Amoco 25.5% and operator). Gas from this discovery should provide the basis to initiate gas exports from Azerbaijan to Turkey.

  -- In the deepwater US Gulf of Mexico,  we announced four  discoveries,  Crazy
     Horse (BP Amoco 75% and operator), Mad Dog (BP Amoco 63% and operator), Holstein (BP Amoco 50% and operator) and Atlantis (BP Amoco 56% and operator). The Crazy Horse discovery is estimated to be the largest discovery made to date in the deepwater Gulf of Mexico.

     In 1999, total additions to the Group's proved reserves (excluding purchases and sales) amounted to 1,172 million barrels of oil equivalent (mmboe): 829 mmboe through extensions to existing fields and discoveries of new fields, and the remaining 343 mmboe through revisions to previous estimates and the application of improved recovery techniques. The principal reserve additions were in Egypt, Trinidad and US Gulf of Mexico as follows:

  -- In Egypt we added 90 million barrels (mmb) of oil reserves following the successful amendment to the concession terms for our Gulf of Suez producing properties. In addition we added 250 bcf of natural gas reserves from our Nile Delta gas discoveries following completion of gas sales agreements.

  -- In Trinidad and Tobago,  we added through  discoveries and extensions,  2.9 trillion cubic feet of natural gas, principally from the Sparrow field (BP Amoco 100% and operator).

  -- In the deepwater Gulf of Mexico we added 150 mmboe as we approved development of a number of fields including Crosby, King and Mica.

RESERVES AND PRODUCTION

       We annually review our total reserves of crude oil, condensate, natural gas liquids and natural gas to take account of production, field reassessments, the application of improved recovery techniques, the addition of new reserves from discoveries and economic factors. We also conduct selective periodic reserve reviews for individual fields.

       Details of our net proved reserves of crude oil, condensate, natural gas liquids and natural gas at December 31, 1999, 1998, and 1997 and production for each of the three years then ended are set out in the Supplementary Oil and Gas Information in Item 19 -- Financial Statements and Exhibits.

       On an oil equivalent basis, natural gas represents some 47% of the Group's hydrocarbon reserves (excluding equity-accounted entities).

     Our total hydrocarbon production (including equity-accounted entities) during 1999 averaged 3,107,000 barrels of oil equivalent per day (boe/d), an increase of 57,000 boe/d, or 1.9% compared with 1998 as production declines in mature fields were more than offset by production start-ups and build-ups to full production. About 38% of our production was in the USA and 26% in the UK.

     The following tables show BP Amoco's production by major field (asterisks denote fields operated by BP Amoco) for the three years 1997 to 1999, and BP Amoco's aggregate estimated net proved reserves as at December 31, 1999:

CRUDE OIL (a)
PRODUCTION

                                                                        Net production
                                                                     --------------------
                           Field or Area         Interest             1999   1998    1997
                           -------------         --------            -----  -----   -----
                                                      (%)          (thousand barrels per day)
Alaska (b)                 Prudhoe Bay*         51.2/13.8(c)           202    232     266
                           Kuparuk                   39.2               90     92      90
                           Milne Point*              91.2               42     43      40
                           Point McIntyre            32.2               25     36      44
                           Endicott*                 67.9               25     30      36
                           Other                  Various               21     21      22
                                                                    ------ ------  ------
Total Alaska                                                           405    454     498
Lower 48 onshore           Altura                 Various              127    122     146
                           Other                  Various              133    140     139
                                                                    ------ ------  ------
Total Lower 48 onshore                                                 260    262     285
Gulf of Mexico (b)         Mars                      28.5               36     29      22
                           Troika                    33.3               30     15       1
                           Pompano*                  75.0               29     34      29
                           Other                  Various               44     39      33
                                                                    ------ ------  ------
Total Gulf of Mexico                                                   139    117      85
                                                                    ------ ------  ------
TOTAL USA                                                              804    833     868
                                                                    ------ ------  ------
UK offshore (b)            ETAP                   Various               80     30      --
                           Forties*                  95.4               66     76      75
                           Harding*                  70.0               58     60      50
                           Foinaven*                 72.0               56     51       3
                           Magnus*                   85.0               48     61      59
                           Andrew*                   62.8               43     43      37
                           Schiehallion/Loyal*    Various               36      8      --
                           Miller*                   40.0               30     31      43
                           Other                  Various              123    110     124
                                                                    ------ ------  ------
Total UK offshore                                                      540    470     391
Onshore                    Wytch Farm*               50.5               40     48      45
                           Other                  Various               --     --       1
                                                                    ------ ------  ------
TOTAL UK                                                               580    518     437
                                                                    ------ ------  ------
Rest of Europe
Norway (b)                 Various                Various               98    103     113
Netherlands                Various                Various                2      2       2
                                                                    ------ ------  ------
TOTAL REST OF EUROPE                              Various              100    105     115
                                                                    ------ ------  ------

                                                                        Net production
                                                                     --------------------
                           Field or Area         Interest             1999   1998    1997
                           -------------         --------            -----  -----   -----
                                                      (%)         (thousand barrels per day)

Rest of World
Egypt                      October                   30.4               35     30      38
                           Other                   Various              95     75      66
Colombia                   Cusiana/Cupiagua*         19.0               66     54      33
Canada (b)                 Various                 Various              56     68      61
Trinidad                   Various                    100               49     47      48
Azerbaijan                 Azeri-Chirag-Gunashli*    34.1               32     16      --
Venezuela                  Various                 Various              30     31      21
Australia                  Various                   16.7               23     30      28
Other (b)                  Various                 Various              21     34      43
                                                                    ------ ------  ------
TOTAL REST OF WORLD                                                    407    385     338
                                                                    ------ ------  ------
TOTAL GROUP                                                          1,891  1,841   1,758
                                                                    ====== ======  ======

Equity-accounted entities

Abu Dhabi (d)              Various                 Various             113    124     118
Argentina                  Various                 Various              41     45      48
Other                      Various                 Various              16     39       6
                                                                    ------ ------  ------
TOTAL EQUITY-ACCOUNTED ENTITIES                                        170    208     172
                                                                    ------ ------  ------
TOTAL GROUP AND BP AMOCO SHARE OF EQUITY-ACCOUNTED ENTITIES          2,061  2,049   1,930
                                                                    ====== ======  ======


ESTIMATED NET PROVED RESERVES (a)                      December 31, 1999
                                   ------------------------------------------------------
                                              Rest of                 Rest of
SUBSIDIARY UNDERTAKINGS                UK      Europe         USA       World       Total
                                   ------      ------      ------      ------      ------
                                                    (millions of barrels)

Developed.....................      1,158         190       2,930         550       4,828
Undeveloped...................        183          95         932         497       1,707
                                   ------      ------      ------      ------      ------
                                    1,341         285       3,862       1,047       6,535
                                   ======      ======      ======      ======      ------
EQUITY-ACCOUNTED ENTITIES                                                           1,037
                                                                                   ------
TOTAL GROUP AND BP AMOCO SHARE OF EQUITY-ACCOUNTED ENTITIES                         7,572
                                                                                   ======

NATURAL GAS (a)(e)
PRODUCTION

                                                                        Net production
                                                                     --------------------
                           Field or Area         Interest             1999   1998    1997
                           -------------         --------            -----  -----   -----
                                                      (%)         (million cubic feet per day)
Lower 48 onshore (b)       San Juan Coal*         Various              427    408     383
                           Tuscaloosa             Various              175    156     126
                           Hugoton*               Various              162    170     242
                           Altura                 Various              118    143     108
                           Arkoma                 Various              111    129     142
                           Wamsutter*                70.5               92     87      84
                           Moxa Arch*                41.0               77    110      69
                           Anschutz Ranch East*   Various               67     26      80
                           Jonah*                    79.1               57     27       5
                           Whitney Canyon         Various               52     53      53
                           Other                  Various              356    434     657
                                                                    ------ ------  ------
Total Lower 48 onshore                                               1,694  1,743   1,949
Alaska                     Various                Various               10     10      12
Gulf of Mexico (b)         Ram Powell (VK 912)       31.0               72     50       3
                           Matagorda Island 623*     44.0               99     97      70
                           Other                  Various              400    421     415
                                                                    ------ ------  ------
TOTAL USA                                                            2,275  2,321   2,449
                                                                    ------ ------  ------
UK offshore (b)            Bruce*                    37.0              175    182     202
                           West Sole*               100.0               97    102      99
                           Ravenspurn South*        100.0               87    103     132
                           Armada                    18.2               77     74      14
                           Braes                  Various               76     69      76
                           East Leman*               48.4               42     71      49
                           Amethyst*                 45.4               42     57      64
                           Other                  Various              699    594     781
Onshore                    Various                Various                6      6       6
                                                                    ------ ------  ------
TOTAL UK                                                             1,301  1,258   1,423
                                                                    ------ ------  ------
Netherlands                P/18-2*                   48.7               63     73      42
                           Other                  Various               48     68      84
Norway                     Various                Various               53     59      69
                                                                    ------ ------  ------
TOTAL REST OF EUROPE                                                   164    200     195
                                                                    ------ ------  ------
Canada (b)                 Kirby*                    71.9              132    139      85
                           Leismer*                  54.2               64     49      45
                           Marten Hills*             96.0               56     56      53
                           Ricinus*                  70.0               54     59      66
                           Brazeau River Gas*        70.0               41     52      44
                           Other                  Various              342    412     471
Trinidad                   Mahogany*                  100              367     14      --
                           Immortelle*                100              207    125     105
                           Flamboyant*                100               92    187     121
                           Other                      100              115    113     104
Australia                  Various                   16.7              215    211     202
Sharjah                    Sajaa*                    40.0              168    157     134
                           Other                  Various               38     62      97
Indonesia                  Pagerungan                40.0              103    108     129
Other (b)                  Various                Various               69     64      22
                                                                    ------ ------  ------
TOTAL REST OF WORLD                                                  2,063  1,808   1,678
                                                                    ------ ------  ------
TOTAL GROUP                                                          5,803  5,587   5,745
                                                                    ====== ======  ======

NATURAL GAS (a)(e)

                                                                        Net production
                                                                     --------------------
                           Field or Area         Interest             1999   1998    1997
                           -------------         --------            -----  -----   -----
                                                      (%)         (million cubic feet per day)
Equity-accounted entities
Argentina                  Various                Various              145    128      19
Other                      Various                Various              119     93      94
                                                                    -----   -----   -----
TOTAL EQUITY-ACCOUNTED ENTITIES                                        264    221     113
                                                                    -----   -----   -----
TOTAL GROUP AND BP AMOCO SHARE OF EQUITY-ACCOUNTED ENTITIES          6,067  5,808   5,858
                                                                     =====  =====   =====


ESTIMATED NET PROVED RESERVES (A)                      December 31, 1999
                                   ------------------------------------------------------
                                              Rest of                 Rest of
SUBSIDIARY UNDERTAKINGS                UK      Europe         USA       World       Total
                                   ------      ------      ------      ------      ------
                                                    (billions of cubic feet)

Developed.....................      3,354         282      10,439       6,423      20,498
Undeveloped...................        919          63       1,552      10,770      13,304
                                   ------      ------      ------      ------      ------
                                    4,273         345      11,991      17,193      33,802
                                   ======      ======      ======      ======      ------
EQUITY-ACCOUNTED ENTITIES                                                           1,724
                                                                                   ------
TOTAL GROUP AND BP AMOCO SHARE OF EQUITY-ACCOUNTED ENTITIES                        35,526
                                                                                   ======


----------

(a) Net proved reserves of crude oil and natural gas, stated as of December 31, 1999, exclude production royalties due to others, and include minority interests in consolidated operations.

(b) In 1999, BP Amoco sold certain interests in Canada and Venezuela. At the end of the year we purchased a significant part of Repsol YPF's share of the assets of the dissolved Crescendo Resources partnership, a major natural gas producer and processor in Texas and Oklahoma.

     In 1998, BP Amoco sold its interests in Papua New Guinea, and certain interests in the USA and the UK sector of the North Sea were sold, purchased or swapped.

     In 1997 BP Amoco sold, purchased or swapped a number of interests in the North Sea. These transactions increased our interest in a number of fields, including Ula, Gyda and Draugen in Norway and Amethyst and Ravenspurn North in the UK sector of the Southern North Sea. We also sold certain assets in the USA. Late in 1997, BP Amoco purchased a 10% interest in A O Sidanco, a Russian oil company, for which reserves are included within associated undertakings in 1999 and 1998.

(c) BP Amoco has a 51.2% interest in the oil rim and a 13.8% interest in the gas cap.

(d) The BP Amoco Group holds proportionate interests, through associated undertakings, in onshore and offshore concessions in Abu Dhabi expiring in 2014 and 2018, respectively.

(e)  Natural gas production volumes exclude gas consumed in operations.

UNITED STATES

     We are the largest  producer  of both oil and  natural gas in the USA.  Our
1999 US oil production averaged 804,000 barrels per day (b/d). This was a decline of 3% from 1998. Approximately 50% of our 1999 oil production came from Alaska, 32% from onshore Lower 48 states, and the remainder from the Gulf of Mexico. Our 1999 US natural gas production averaged 2,275 million cubic feet per day (mmcf/d), with an additional 94 mmcf/d from the equity-accounted entity, Crescendo Resources LP. This was down 1% from 1998. Our current principal producing fields in Alaska are in production decline. Several developments are either planned or under construction to temper this decline and enable Alaska to remain a major producing area for the foreseeable future. Elsewhere in the USA, we expect increases in production in the Gulf of Mexico to more than offset the decline onshore.

     Development expenditure in the USA (excluding pipelines) during 1999 was $1,212 million, compared with $1,670 million in 1998.

     In Alaska, our production of crude oil declined from 454,000 b/d in 1998 to 405,000 b/d in 1999. Natural gas production remained at 10 mmcf/d, the same level as in 1998.

      The current status of activity in Alaska is as follows:

  -- Development is ongoing to temper the production decline at Prudhoe Bay, the largest producing field in Alaska. The decline is projected to moderate in 2000 due to a number of near-term projects. These include the Miscible Injectant Expansion project which is projected to add 18,000 b/d (gross) of incremental production. Further, we are continuing the infill drilling programme, a mixture of new wells, rig side-tracks and coiled tubing drilled side-tracks, which is expected to add 22,000 b/d (gross) of incremental production. Additionally, we are increasing our spending on satellite field developments around Prudhoe Bay.

  -- In line with BP Amoco's commitment to grow the natural gas business, recent actions taken in Alaska include the formation of a new business unit to investigate all options to commercialize Alaskan gas. These options include export by pipeline, LNG and Gas-to-Liquids (GTL) technology. BP Amoco has committed to build a GTL test facility in Alaska.

  -- The  Badami  oil field (BP  Amoco 70% and  operator)  came on stream in the third quarter of 1998. In February 1999, we temporarily suspended production in order to perform well work and analyze additional reservoir data. The field was restarted in early May and has continued in production at around 3,000 b/d gross compared with an expected rate of around 35,000 b/d. The Badami partners are reviewing options for further development in the Badami Unit and the surrounding area. To reflect these factors, we have provided $100 million against the carrying value of the property.

  -- The first phase of development of the Northstar field (BP Amoco 98% and operator) began in 1998 with module construction in Alaska. All major construction permits were received in 1999. We are currently building the gravel island where field facilities will be located, installing pipelines, and continuing module construction for the Summer 2000 and 2001 sealifts. We expect production to commence in late 2001 with a plateau rate of 52,000 b/d net.

     Onshore in the Lower 48 states, BP Amoco's production of crude oil, condensate, NGL and natural gas averaged 569,000 boe/d, including 17,000 boe/d from equity-accounted entities, down from 577,000 boe/d in 1998. Production comes from a large number of fields situated principally in the states of Colorado, Kansas, Louisiana, New Mexico, Oklahoma, Texas and Wyoming.

     In March 2000, BP Amoco and Shell Exploration and Production Company (Shell) announced the sale of their interests in Altura Energy Ltd (Altura), a US onshore oil-producing joint venture. Altura is a joint venture between BP Amoco (approximately 64%) and Shell (approximately 36%). Altura's 1999 production of approximately 150,000 boe b/d gross came from over 6,000 (owned or operated) producing wells in large secondary/tertiary recovery projects.

     Our production in the Lower 48 states is predominantly natural gas. Major areas of activity include the following:

  -- Overthrust Belt, Moxa Arch and Wamsutter -- southern Wyoming

  -- San Juan Basin coal and conventional gas fields-- Colorado and New Mexico

  -- Hugoton and Panoma fields -- western Kansas

  -- Anadarko Basin - Oklahoma and Texas panhandles

  -- Arkoma Basin -- eastern Oklahoma

  -- Cotton Valley trend -- east Texas

  -- Tuscaloosa trend -- Louisiana.

     Through divestments and property exchanges, we have focused our onshore producing activities in areas where we are a leading producer.

  -- Effective  December  31, 1999 BP Amoco and Repsol YPF  dissolved  Crescendo
     Resources LP, a jointly owned production, gathering and processing partnership, with BP Amoco acquiring a majority of Repsol YPF's interest in the assets. The purchase is consistent with BP Amoco's strategy to grow its leadership position in core North American natural gas assets and has strengthened our position in the Anadarko basin by increasing our natural gas production by around 90 mmcf/d.

  -- We divested ownership interests in three non-core enhanced recovery oil production assets during the second half of 1999: Beaver Creek (Wyoming) in August and Bairoil (Wyoming) and Rangely (Colorado)in November. The combined 1999 net production for the three properties was 11,500 boe/d.

     In the Gulf of Mexico, combined offshore oil and natural gas production increased from some 215,000 boe/d net in 1998 to 237,000 boe/d in 1999. Significant 1999 development activity in the Gulf of Mexico included the following:

  -- In the Mars  field (BP  Amoco  28.5%) we  brought  three new wells  online.
     Production increased to 167,000 boe/d gross with facility debottlenecking and a peak production of 182,000 boe/d gross was reached in November, 1999. Facility expansion work continued to allow the subsea tieback of the Europa field in early 2000.

  -- In the Troika field (BP Amoco 33.3% and operator) production from the fifth well commenced in March 1999. Total production for all of the wells in 1999 averaged 132,000 boe/d gross as compared with 77,000 boe/d gross during 1998. The peak daily production rate for the year was 155,000 boe/d gross.

  -- Initial development of the Ram Powell field (BP Amoco 31%) was completed in 1999. Production averaged nearly 97,000 boe/d gross in 1999.

  -- The Ursa oil and natural gas field (BP Amoco 22.7%) commenced production in March 1999 from the largest tension-leg platform installed in the Gulf of Mexico. Two wells were completed, with the Ursa A-7 well producing at a rate in excess of 50,000 boe/d. Drilling and completion continues toward a peak production rate of some 200,000 boe/d gross in 2001.

  -- Development of the Hoover/Diana oil and natural gas fields (BP Amoco 33.3%) continued in 1999. This simultaneous development of two fields, with combined resources of 300 mmboe gross, represents BP Amoco's deepest water project to date. All facilities are on location and in the commissioning phase. Three wells have been completed with five additional wells scheduled for 2000. First production is targeted for mid-2000.

  -- Production from our Marlin development (BP Amoco 86% and operator) has been delayed owing to a well design problem which is being investigated.

UNITED KINGDOM

     We are the largest producer of both oil and natural gas in the UK. Our 1999 UK oil production of 580,000 b/d was 62,000 b/d higher than in 1998, as the increase in production from more recently developed fields more than offset declines in mature fields. Our UK natural gas production increased 3% from 1,258 mmcf/d in 1998 to 1,301 mmcf/d in 1999. Increased production from the Eastern Trough Area Project (ETAP) more than offset the decline at older UK offshore fields.

     Our 1999 development expenditure in the UK (excluding pipelines) was $676 million, compared with $1,432 million in 1998. Significant 1999 activity included the following:

  -- Production from the first phase of the Foinaven field (BP Amoco 72% and operator), built up to its plateau level of 85,000 b/d gross. Located in waters 500 metres deep, Foinaven was the first producing oil field in the deep water Atlantic Margin, west of the Shetland Islands. Oil flows from the well through flexible flow lines to a floating production storage and offshore loading vessel (FPSO) and is then carried by dedicated shuttle tanker to the Flotta oil terminal, Orkney.

  -- Schiehallion  (BP  Amoco  33.4% and  operator)  and Loyal (BP Amoco 50% and operator), which together comprise our second west of Shetland development, commenced production in the third quarter of 1998. Several new production records for the fields were set in 1999 and maximum daily production was in excess of 170,000 b/d gross. Average daily production for 1999 was 95,000 b/d gross. Production in 2000 is expected to increase to around 130,000 b/d.

  -- ETAP production continued to build-up throughout 1999, with plateau production levels of 265,000 boe/d gross (135,000 boe/d net) achieved in the fourth quarter. The development comprises seven initial fields -- Marnock, Machar, Mungo and Monan (BP Amoco operated) and Heron, Egret and Skua (Shell operated). We have no equity interest in the Shell-operated fields. This integrated development project includes central processing facilities over the Marnock field, a normally unmanned facility over the Mungo field and subsea facilities for the other fields linked back to the central facilities.

  -- We established first production in late 1998 from the Phase 2 expansion of the Bruce field (BP Amoco 37% and operator). This expansion involves subsea development of the western area of the field, linked by a bundled pipeline to a new steel platform. During 1999 development of the Bruce field included completion of five platform/subsea wells and progress towards commissioning Booster Compression on the Bruce platform in 2000. Net production for 1999 was 51,000 boe/d compared with 42,000 boe/d in 1998.

  -- In  November   1999,  we  completed  the  sale  of  our  interests  in  the non-operated Scott (BP Amoco 13.496%), and Telford Fields (BP Amoco 20.16%), and block 15/22 (BP Amoco 26%) which lie in the outer Moray Firth of the North Sea. Average production for the fields during 1999 was approximately 18,000 boe/d.

  -- In 1999, the Harding field (BP Amoco 70%) continued to produce at plateau production rates. The first well into the south east reservoir was brought on stream during the second quarter of 1999 and produced steadily at 7,500 b/d gross. During the third quarter the production facilities were successfully de-bottlenecked and in November a record production rate of 100,000 b/d gross was achieved.

REST OF EUROPE

       Our oil production in Norway decreased from 103,000 b/d in 1998 to 98,000 b/d in 1999 as a result of natural field decline. Net production was 38,000 b/d from Draugen (BP Amoco 18.4%), 24,000 b/d from Valhall (BP Amoco 28.1% and operator), 19,000 b/d from Ula (BP Amoco 80% and operator) and 17,000 b/d from Gyda (BP Amoco 56% and operator).

       In the Netherlands, our net production decreased to 111 mmcf/d from 141 mmcf/d in 1998. BP Amoco is supplementing its long-standing production operations with the expansion of its Peak Gas Installation, a natural gas storage facility. This expansion, which became operational in 1999, increases the capacity of 850 mmcf/d by 50% to 1,270 mmcf/d with the potential for further capacity increase.

REST OF WORLD

     The Group's net share of oil production from the Rest of World increased from 385,000 b/d in 1998 to 407,000 b/d in 1999. This excluded 170,000 b/d from associated undertakings in 1999, of which 113,000 b/d came from Abu Dhabi, where we have equity interests of 9.5% and 14.7% in onshore and offshore concessions expiring in 2014 and 2018, respectively. Other areas of oil production in 1999 were Australia, Argentina, Azerbaijan, Bolivia, Canada, China, Colombia, Egypt, Indonesia, Russia, Sharjah, Trinidad and Venezuela.

     Our share of natural gas production from the Rest of World increased 14% from 1998, averaging 2,063 mmcf/d in 1999. In addition, in 1999 production from associated undertakings amounted to 170 mmcf/d. The largest part of the 1999 production came from Trinidad and Tobago, with the remainder from Argentina, Australia, Bolivia, Canada, Colombia, Egypt, Indonesia and Sharjah.

     Development expenditure in the Rest of World (excluding pipelines) amounted to $956 million in 1999, compared with $1,569 million in 1998. In 1999, this expenditure was primarily in Canada, Colombia, Trinidad and Venezuela:

-- In Canada, we divested our heavy and conventional oil properties for approximately $1.1 billion in October 1999. The sale represents approximately 60,000 boe/d net of oil equivalent production. The divested assets included substantial heavy oil operations in the Primrose, Wolf Lake and Wabasca areas near Edmonton, Alberta. Also in Canada we sold our significant 2-D and 3-D seismic data base to a seismic broker, retaining the right to access this data on favourable terms. The divestment of our marginal heavy oil business will enable us to give greater focus on our core natural gas business.

-- In Colombia, production of the Cusiana/Cupiagua development (BP Amoco 19% and operator) has reached a plateau of approximately 69,000 b/d net. The Cusiana field is now in decline and the Cupiagua field is expected to reach its peak production in 2000. Colombia has now identified some well-defined projects with the aim of sustaining production; some of these projects are extensions in the Cusiana/Cupiagua area and some others are in the Recetor and Piedemonte licences.

-- We have been engaged in exploration and production activities in Trinidad and Tobago since 1961. We hold a 100% interest in 121 tax and royalty licences and a partial interest in a production sharing contract on a recently acquired licence. Our Trinidad operations are in a transition from primarily oil to a balance of oil and natural gas activities, and we hold domestic sales contracts for up to 700 mmcf/d in Trinidad and Tobago. We are the sole supplier of the initial natural gas requirement of the liquefied natural gas plant belonging to the Atlantic LNG Company of Trinidad and Tobago, in which we hold a 34% interest (see Midstream discussion below).

     Drilling activity continued in the Mahogany field to develop oil and natural gas. Our total hydrocarbon production during 1999 averaged 183,000 boe/d net, an increase of 66,000 boe/d from 1998. In 1999, crude and condensate production increased by 4% to 48,900 b/d net, and natural gas sales increased by 85% to 779 mmcf/d net, a result of increased local gas demand and start up of the Atlantic LNG plant operation.

     The installation of the Amherstia platform commenced in late 1999 and is planned to come on stream in 2000 to feed additional domestic gas sales within Trinidad and Tobago.

-- In Venezuela, we announed the disposal of our 100% interest in the Pedernales reactivation licence in November 1999, subject to PDVSA approval. BP Amoco retains an interest in other production reactivation and exploration blocks. The most prolific of the reactivation blocks is Jusepin (BP Amoco 45%), currently producing 30,000 b/d gross. Secondary recovery projects are underway in the Jusepin field with the aim of maintaining and expanding production levels. Retained exploration blocks also include Punta Pescador (BP Amoco 50%) and Guarapiche (BP Amoco 75%).

     The Azeri-Chirag-Gunashli (ACG) early oil project in the Caspian Sea, offshore Azerbaijan (BP Amoco 34.1%) achieved plateau production in 1999 of in excess of 100,000 b/d gross. In April 1999, the Western Export Route Pipeline through Georgia was commissioned and oil is currently being exported from ACG through two pipelines (the second pipeline being through Russia). In June 1999, BP Amoco was appointed operator of the Azerbaijan International Operating Company (AIOC) responsible for operation and development of the ACG complex. Several additional phases of development are planned.

     In Egypt, our operations are carried out by the Gulf of Suez Petroleum Company (Gupco), a joint operating company with the Egyptian General Petroleum Company. Gupco operates seven production sharing contracts in the Gulf of Suez and Western Desert, encompassing more than 40 fields. During 1999, Gupco produced almost 290,000 b/d (130,000 b/d net), about 37 percent of Egypt's oil production, as well as 78 mmcf/d (35 mmcf/d net) of natural gas. In early 1999, BP Amoco finalized an agreement with the Egyptian Government which will help maintain investment in the country's mature Gulf of Suez oil fields. Under this agreement, BP Amoco will invest $450 million by 2005 to develop new reserves, maintain production, and prolong the life of the fields. Over $50 million of this spending had been completed by year end 1999, and another $120 million will be spent in 2000.

     BP Amoco entered the Nile Delta in the early 1990's, in a variety of partnerships with AGIP, Egyptian General Petroleum Corporation and others. The Ha'py field was brought on stream in early 2000 and the Baltim and Temsah natural gas fields are expected to start-up in late 2000 or early 2001. Collectively, we have agreements in place to supply 250 mmcf/d to the domestic Egyptian market from these and other Nile Delta fields. We continue to actively pursue natural gas export opportunities in the Eastern Mediterranean and we have the public support of the Government of Egypt.

     Through our equity-accounted investments in Empresa Petrolera Chaco S.A. (Chaco) (BP Amoco 30%) and Pan American Energy (PAE) (BP Amoco 60%), we are the second largest energy producer in the Southern Cone of South America. In 1999, these entities produced 45,000 b/d of oil and 170 mmcf/d of natural gas (net to BP Amoco) in Argentina and Bolivia. Chaco and PAE also have significant interests in natural gas liquids plants, oil and gas pipelines, electricity generation plants, and other midstream infrastructure.

     Pan American Energy's regional midstream and downstream natural gas position was enhanced during the year through the ratification of the Cruz del Sur gas pipeline concession (BP Amoco 18%). This pipeline will transport natural from Buenos Aires to Montevideo and is the first part of a integrated pipeline system which is ultimately intended to serve the major gas markets in southeast Brazil.

MIDSTREAM ACTIVITIES

OIL AND NATURAL GAS TRANSPORTATION

     The Group has direct or indirect interests in certain crude oil transportation systems, the principal of which are the Trans Alaska Pipeline System in the USA and the Forties Pipelines System in the UK sector of the North Sea. We also operate and have an interest in the Central Area Transmission System for natural gas in the UK sector of the North Sea. Our onshore US crude and product pipelines and related transportation assets are included under Refining and Marketing.

     The Trans Alaska Pipeline System (TAPS) consists of a 48-inch diameter crude oil pipeline running approximately 1,300 kilometres from Prudhoe Bay to a tank farm and marine terminal at the ice-free port of Valdez on Alaska's southern coast. Alyeska Pipeline Service Company operates the pipeline and terminal at Valdez. BP Amoco owns a 50% interest in TAPS, with the balance owned by six other companies. Each of the TAPS participants uses its undivided interest in TAPS as a common carrier, separately publishing tariffs and receiving tenders for shipments through its share in the capacity of TAPS, and paying its respective share of operating costs. At peak throughput, the TAPS system carried around 2 mmb/d. In 1999, TAPS transported production from Prudhoe Bay and the other North Slope fields averaging 1.08 mmb/d.

     For a description of the procedures relating to the tariffs to be charged to users of TAPS and a general description of pipeline regulation, see Regulation of the Group's Business -- United States.

     There are a number of unresolved protests with regard to the yearly tariffs which are filed and which set out the charges for shipping oil through TAPS. These items are in the process of resolution at the Federal Energy Regulatory Commission (FERC) and the Regulatory Commission of Alaska.

     The use of US-built and US-flagged ships is required when transporting Alaskan oil to markets in the USA and abroad. In accordance with this, BP America Inc. has a chartered fleet of US-flagged tankers to transport Alaskan crude oil to markets. In 1999, the Alaska Tanker Company (ATC) was formed to be the single operator for this fleet. Over the next few years, we plan to begin replacing our US-flagged fleet as existing ships are retired in accordance with the Oil Pollution Act of 1990. For discussion of the Oil Pollution Act of 1990, see Regulation of the Group's Business -- Environmental Protection. For a discussion of the proceedings arising from the Exxon Valdez oil spill, see Item 3 -- Legal Proceedings.

     The Forties Pipeline System in the UK (BP Amoco 100%) is an integrated oil and natural gas liquids transportation and processing system which handles production from over 20 fields in the central North Sea. The system was upgraded in 1993 and has a capacity of more than 1 mmb/d. During 1999, average throughput was approximately 943,000 b/d, compared with 880,000 b/d in 1998, and transported its five billionth barrel. A Marine Vapour Recovery project was completed in 1999 and this will lead to a substantial reduction in Volatile Organic Compound emissions.

     BP Amoco operates and has a 29.5% interest in the Central Area Transmission System (CATS), a 400-kilometre natural gas pipeline system in the central UK sector of the North Sea. The pipeline has a transportation capacity of 1.7 billion cubic feet per day (bcf/d). It carries both proprietary and other companies' gas volumes to a natural gas terminal at Teesside, North East England. CATS offers its customers the choice of gas transportation services or transportation and processing via two 600 mmcf/d processing trains with the capability to deliver NGLs for export or for local industry with gas entering the UK National Transportation System. In 1999 CATS handled throughput of 1.2 bcf/d with volumes at the end of the year reaching 1.7 bcf/d.

     BP Amoco, as AIOC operator, manages and has 34.1% interest in the Western Export Route Pipeline between Sangachal, which is near Baku in Azerbaijan, and Supsa on the Black Sea coast of Georgia. AIOC also operates the Azeri leg of the Northern Export Route Pipeline between Sangachal and Novorossiysk in Russia. The combined capacity of the pipelines is in excess of 200,000 b/d. Negotiations with transit countries for the development of an additional export pipeline with a capacity of 1 mmb/d from Sangachal to Ceyhan on the Turkish Mediterranean coast were progressed. An Inter-governmental Agreement between Turkey, Georgia and Azerbaijan to support this pipeline was signed on November 18,1999.

LIQUEFIED NATURAL GAS

     In Trinidad and Tobago, we have a 34% interest in the Atlantic LNG plant and are the sole supplier of natural gas to the first train of the plant. An export contract of some 440 mmcf/d was established in 1999 for deliveries to the New England region of the USA and Spain from the first train of the plant. Gas sales commenced in February 1999 and averaged 246 mmcf/d per day for the year. Subject to government and partner approval, the facilities are expected to be expanded by the addition of a second and a third train at the plant. It is anticipated that BP Amoco will supply the additional natural gas volumes to the expanded facilities.

     We have a 10% equity shareholding in the Abu Dhabi Gas Liquefaction Company (ADGAS), which in 1999 supplied 5.2 million tonnes of LNG.

     In Australia, our share of LNG from the North West Shelf natural gas development (BP Amoco 16.7%) remained in line with that of the previous year at
1.3 million tonnes (approximately equivalent to 180 mmcf/d of natural gas).

GAS AND POWER MARKETING AND TRADING

     We are one of the largest producer-marketers of natural gas in North America. Our 1999 gas sales volumes averaged 5.4 bcf/d from the USA and Canada. This consisted of 3.4 bcf/d from BP Amoco producing operations (including royalty volumes we marketed under terms of our lease agreements), plus supplies we purchased from third parties. As a result of the deregulation of the US natural gas markets since the late 1980s, approximately 75% of our North American natural gas production is now sold pursuant to short term gas contracts which are renegotiated on a monthly, yearly or other short term basis, thereby allowing us flexibility in production and distribution. As the North American energy markets continue to evolve, we are enhancing our current positions in the upstream, midstream and downstream natural gas businesses.

     We acquired all of the shares we did not own in Canada's second largest natural gas supply aggregator, ProGas. ProGas is based in Calgary, Alberta, and purchases gas from around 170 producers in the Western Canada Sedimentary Basin. It markets 1.45 bcf/d of gas a day across North America.

     We also reached agreement with Nova Scotia Resources (Ventures) Limited to market, on behalf of the Provincial Crown Corporation, 45 mmcf/d of natural gas production flowing from the Sable Offshore Energy Project located offshore Nova Scotia. Under the agreement, we will focus on marketing the gas primarily in New England and the north-eastern states of the USA.

       BP Amoco's policy toward natural gas price risk in the North American markets is described in Item 9A -- Quantitative and Qualitative Disclosures about Market Risk.

     BP Gas, a UK natural gas marketing company, started trading in 1996. Its principal business is natural gas sales to industrial, commercial and power generation customers in the UK, as well as gas sales to continental Europe. In addition, we provide facilities and combined heat and power development and contract energy management services to industrial customers in the UK. The significance of long-term gas supply contracts with large customers such as Centrica, the prices of which are typically indexed against oil or electricity, has been declining as BP Gas takes advantage of increasingly liquid UK gas markets to make more short-term sales to commercial and industrial companies. The breakdown of gas sale arrangements in 1999 was as follows: 33% of production sold to Centrica, 24% pursuant to other long-term arrangements, and 43% in the commercial and industrial and spot markets. The main source of gas is BP Amoco's equity share of gas from UK North Sea fields. The Company disposed of its 50% interest in Beacon Gas Limited, a retail distributor of natural gas to domestic customers, during 1999, consistent with its focus on business-to-business marketing rather than retail distribution of natural gas in the UK.

     Construction of a 400 megawatt capacity gas-fired power plant (BP Amoco 60%) at Great Yarmouth in the UK continued during 1999 and is due to be commissioned in 2001. The Company also received Government consent to construct a 500 megawatt combined cycle gas turbine power plant at the Baglan Energy Park in South Wales. Online services to natural gas customers were developed including an online gas trading service for non-fixed price customers.

     In the Rest of Europe, we have a 25.5% interest in Ruhrgas, Germany's largest gas distribution company. In 1997 BP Amoco signed a 15-year agreement to supply 15 billion cubic metres of natural gas valued in excess of $1 billion to Ruhrgas, commencing October 1, 1998. We supply this gas from our UK North Sea fields, delivered via the Interconnector, which is described below.

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

     In Spain, where the market is being liberalized in common with other EU states, we were the first foreign company to secure a licence permitting us to market natural gas to industrial consumers.

     During the last quarter of 1999 we made encouraging progress in the marketing of future reserves from Australia, Trinidad and the Caspian Sea.

     Plans were announced in September 1999 to create a Gas and Power business to market our substantial upstream natural gas reserves and develop a leading gas and power marketing and trading business. The Gas and Power business stream will be reported as a business segment from January 1, 2000. The new stream will be responsible for our existing world-wide gas marketing and development activities, including gas-fired power generation.

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

                                                                 Years ended December 31,
                                                                ------------------------
                                                                1999      1998       1997
                                                               -----     -----      -----
                                                                       ($ million)

Turnover (a).............................................     62,893    48,437     67,704
Total replacement cost operating profit..................      1,840     2,564      2,292
Total assets.............................................     27,248    21,029     24,055
Capital expenditure and acquisitions.....................      1,634     1,937      1,824
                                                                    ($ per barrel)
Indicative industry global refining margin (b)...........       0.91      1.74       1.81

----------

(a) Excludes BP Amoco's share of joint venture turnover of $17,117 million in 1999, $15,080 million in 1998, and $16,692 million in 1997.

(b) The indicative industry global refining margin is a weighted average of global margins for the whole refining industry and is calculated by BP Amoco. It reflects the margins generated by a standard cracking refinery, running similar quality crudes, to similar yields, located in each refining market. The weighting used reflects the presence of BP Amoco's refineries in these markets - principally those of the USA, Europe, Australasia, Southern Africa and Singapore.

     Refining and Marketing aims to manage a portfolio of assets which are believed to be competitively advantaged across the chain of downstream activities. Such advantage may derive from several factors, including location, operating cost and physical asset quality.

     The merger of BP and Amoco created a top-tier player in refining and marketing. We are one of the leading refiners and marketers of gasoline and hydrocarbon products in the USA, and a market-leader in premium gasoline. Overall we have a strong geographic position with the largest market share for retail sales east of the Rocky Mountains, including first or second position in some 20 states. We also have extensive retail and commercial businesses in the UK, the Rest of Europe, Australasia, Africa and South East Asia. Worldwide, BP Amoco continues to be a leading marketer of fuels, served by a global refining network with key refineries among the top performers in their regions.

     The prevailing economic conditions have driven a considerable re-basing of business activities outside the USA not directly impacted by the merger. This activity has necessitated a reduction in employee numbers; within the Refining and Marketing business some 5,100 people, or 15% of the workforce, left during 1999. At the end of 1999 some 45,250 people were employed worldwide by the business.

     As part of the Federal Trade Commission's approval process for the merger, BP Amoco undertook to complete the sale of nine terminals formerly owned by Amoco in the Southeast of the USA where there was an overlap with existing BP terminals. In addition, in order to resolve anti-trust concerns relating to the sale of gasoline, BP and Amoco agreed to the divestiture of 134 service stations in six states where there were ownership overlaps. The divestitures were completed during 1999.

     In the UK and the rest of Europe, during 1999, BP Amoco's refining and marketing operations in fuels and lubricants were operated as part of a joint venture (BP/Mobil joint venture) with ExxonMobil Corporation (ExxonMobil). Our international aviation, marine, oil trading and shipping activities are excluded from the joint venture. Under the terms of the joint venture, BP Amoco operates and has a 70% interest in the fuels refining and marketing operation, and ExxonMobil operates and has a 51% interest in the lubricants business.

     In December 1999, we agreed with ExxonMobil the principles under which the BP/Mobil European fuels and lubricants joint venture would be dissolved in response to the European Commission's authorization of the Exxon and Mobil merger. Under the agreement - which is subject to a number of approvals from national governments and appropriate employee consultation - BP Amoco will purchase Mobil's 30% interest in the fuels business for about $1.5 billion, subject to adjustments. In addition, the two companies will divide the assets of the lubricants business broadly in line with their equity stakes (51% Mobil, 49% BP Amoco). In February 2000, the European Union's Merger Task Force gave its approval to the dissolution as proposed.

REFINING

     In refining, our key objective is to operate an advantaged refining system more profitably than those of our competitors. Advantaged characteristics relate to supply - the refinery's position in relation to the market; clean fuels - how the refinery supports our clean fuels strategy; integration value - how the refinery adds value by virtue of integration with other parts of the Group's business. A consequence of this objective will be to reduce the ratio between our own refining supply and the volumes we market to between 60 and 70% from the level of around 90% existing in 1999. As a first step, the Alliance refinery in Louisiana, USA, has been offered for sale. There will continue to be focus on reducing operating costs and optimizing yields.

     In addition to the Alliance refinery, BP Amoco owns and operates six refineries in the USA: Texas City, Texas; Whiting, Indiana; Toledo, Ohio; Mandan, North Dakota; Yorktown, Virginia; and Salt Lake City, Utah. BP Amoco's refinery at Lima, Ohio, was sold in mid-1998.

     In Europe, as operator of the fuels business of the BP/Mobil joint venture, we operate seven fuels refineries on behalf of the joint venture. These are Bayernoil (Germany), Castellon (Spain), Coryton (UK), Grangemouth (UK), Lavera (France), Mersin (Turkey) and Nerefco (the Netherlands). Additionally, BP Amoco has an interest in the Reichstett refinery in France. All the refineries are wholly-owned by BP Amoco or Mobil, except for Bayernoil, Mersin, Nerefco and Reichstett where BP Amoco's and Mobil's combined interest is 55%, 69%, 69% and 17%, respectively.

     Mobil's refinery at Gravenchon (France), which is primarily a lubricants refinery, and BP Amoco's two lubricants base oil refineries in France and Germany are operated by Mobil on behalf of the joint venture. BP Amoco's UK base oil refinery at Llandarcy was closed in 1998 as part of a major restructuring of the lubricants business.

     In the rest of the world we operate three other principal refineries: at Brisbane and Kwinana in Australia and in Singapore. We also have interests in three other refineries: Mombassa in Kenya, Durban in South Africa and Whangerei in New Zealand.

     The following tables set out by area the crude oil and other feedstocks processed in the years 1997 through 1999 by the BP Amoco Group for its own account and for third parties, and for the Group by other refiners under processing agreements, and the Group's refinery capacity utilization.

                                                                 Years ended December 31,
                                                                 ------------------------
REFINERY THROUGHPUTS                                            1999      1998       1997
                                                               -----     -----      -----
                                                                (thousand barrels per day)

United Kingdom (a).......................................        271       296        299
Rest of Europe (a).......................................        540       551        583
United States............................................      1,340     1,489      1,600
Rest of World............................................        371       362        373
                                                               -----     -----      -----
                                                               2,522     2,698      2,855
For BP Amoco by others...................................         19        13         12
                                                               -----     -----      -----
Total....................................................      2,541     2,711      2,867
                                                               =====     =====      =====
REFINERY CAPACITY UTILIZATION
Crude distillation capacity at December 31, (a) (b)......      2,801     2,815      2,937
Crude distillation capacity utilization (c)..............         95%       94%        96%

----------
(a)   Includes the BP Amoco share of the BP/Mobil joint venture.

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

     In 1999, we operated our refineries in the USA at an average of 95% of net rated capacity (1998 and 1997, 95%), our European refineries at 94% (1998, 95% and 1997, 98%) and our refineries in the rest of the world at 96% (1998, 89% and 1997, 99%).

     In 1999, we continued our programme of upgrading refinery capability. The Toledo Repositioning Project was completed in April with start up of the new units at the refinery. This project, which includes a new coker and sulphur plant, makes the Toledo Refinery a leading competitor in the United States Midwest with the ability to utilize heavy sour crude for up to two-thirds of its crude input.

     Also during 1999 we commenced a project to allow low sulphur fuels production at our Brisbane refinery. Completion is scheduled for the end of 2000. Additionally, over $60 million was spent on projects during 1999 to deliver cleaner fuels throughout our refining system.

     Emissions of greenhouse gases (primarily carbon dioxide) were reduced by more than 3% compared with 1998, primarily through operational actions. Additional reductions are planned through continued energy efficiency improvements and participation in the internal BP Amoco trading programme.

MARKETING

       We market a comprehensive range of refined oil products world-wide. These products include gasoline, gasoil, marine and aviation fuels, heating fuels, LPG, lubricants and bitumen.

       The following table sets out refined product sales by area.

                                                                 Years ended December 31,
                                                                 ------------------------
SALES OF REFINED PRODUCTS (a)                                   1999      1998       1997
                                                               -----     -----      -----
                                                                (thousand barrels per day)
Marketing sales:
  United Kingdom (b)(c)..................................        235       261        260
  Rest of Europe (b).....................................        794       769        752
  United States..........................................      1,542     1,504      1,465
  Rest of World..........................................        615       603        606
                                                               -----     -----      -----
Total marketing sales (d)................................      3,186     3,137      3,083
Trading/supply sales (d).................................      1,816     1,665      1,592
                                                               -----     -----      -----
Total refined products...................................      5,002     4,802      4,675
                                                               =====     =====      =====
                                                                        ($ million)
Proceeds from sale of refined products (b)...............     44,248    44,446     57,026

----------

(a)  Excludes sales to other BP Amoco businesses.

(b)  Includes the BP Amoco share of the BP/Mobil joint venture.

(c) UK area includes the UK-based international activities of Refining and Marketing.

(d) Marketing sales are sales to service stations, end-consumers, bulk buyers, jobbers and small resellers. Trading/supply sales are to large unbranded resellers and other oil companies.

     The  following table sets out marketing sales by major product group.

                                                                 Years ended December 31,
                                                                 ------------------------
MARKETING SALES BY PRODUCT                                      1999      1998       1997
                                                               -----     -----      -----
                                                                (thousand barrels per day)
Aviation fuel............................................        366       292        271
Gasolines................................................      1,298     1,256      1,204
Middle distillates.......................................        765       796        780
Fuel oil.................................................        319       322        410
Other products...........................................        438       471        418
                                                               -----     -----      -----
Total marketing sales ...................................      3,186     3,137      3,083
                                                               =====     =====      =====

     In marketing our aim is to grow our customer base, not only in existing markets but also in new markets - more customers in a bigger geographic spread. We are focusing on how we can increase the amount our customers spend with us, whether they be retail customers spending more on items in convenience stores or business customers spending more on value-added services and solutions.

     Our   objective   is   therefore   to  create  a  more   capital-efficient,
higher-return business. In addition we recognize that our customers are demanding a wider choice of fuels - fuels which are cleaner and more efficient.

     In Retail, we envisage that there will be two distinct segments: fuels, which we intend to grow through franchises, dealers and jobbers; and a directly managed convenience store segment. We plan to expand our Retail business in a disciplined way through rigorous site selection for convenience or for fuels sales, and by concentrating direct convenience offers in our core metropolitan markets.

                                                                 Years ended December 31,
                                                                 ------------------------
SHOP SALES (a)                                                  1999      1998       1997
                                                               -----     -----      -----
                                                                       ($ million)
UK.......................................................        265       231        189
Rest of Europe...........................................        569       513        468
USA......................................................        542       543        438
Rest of world............................................        365       356        381
                                                               -----     -----      -----
Total....................................................      1,741     1,643      1,476
                                                               =====     =====      =====

(a) Shop sales reported are sales through direct managed stations, franchisees and the BP Amoco share of shop alliances and joint ventures. Sales figures exclude VAT and lottery sales but include quick service restaurant sales. The sales include the BP Amoco share of the relevant sales within the BP/Mobil joint venture.

     Our retail network is concentrated in Europe and the USA, with established operations in Australasia and Southern Africa. Networks are being grown in China, Poland, Russia and Venezuela.

     BP Amoco is continuing to improve the efficiency of its retail network by reducing operating costs and improving customer service, through a process of regularly reviewing the network. Actions taken include divesting the non-strategic sites or networks, upgrading existing sites and investing in new sites. An essential element of this strategy is the development of convenience stores and the provision of related services. Such facilities are often provided through alliances or other arrangements with partners. This strategy is applied to all our retail networks, including those operated as part of the BP/Mobil joint venture. At December 31, 1999, there were approximately 28,300 BP and Amoco branded service stations world-wide, including those associated with the BP/Mobil joint venture.

     During 1999 we commenced implementation of two major environmental initiatives. In January 1999 we announced our 'Clean Cities' initiative to market cleaner fuels in 40 of the world's most polluted cities. During the year 15 launches of the initiative were undertaken in major cities around the globe including Paris, Atlanta, Chicago, and Istanbul. In April, we announced that around 200 of our service stations are to incorporate solar power - the largest single project of its kind ever undertaken. The first phase of the two-year programme is planned to consist of the installation of up to 400 solar panels on each canopy at service stations across eleven countries in a $50-million, 3.5-megawatt project, saving around 3,500 tonnes of carbon dioxide emissions every year. As a result of this project, BP Amoco will become one of the world's largest users of solar power.

     At December 31, 1999 BP Amoco's retail network in the USA comprised some 16,300 service stations concentrated in the Midwest, East and Southeast. Developments in the USA during 1999 included:

  -- Divestment of the ProCare servicing and maintenance business was completed in September 1999.

  -- We agreed the extension of our alliance with Bovis Lend Lease, the construction and project management arm of Lend Lease Corporation, to develop and build new or remodelled service stations.

     In the UK and the Rest of Europe, BP Amoco's network covered about 8,200 service stations at December 31, 1999. Significant developments in Europe during 1999 included the following:

  -- We continued to develop our joint venture agreement with Safeway plc in the UK to redevelop some 100 sites incorporating a Safeway convenience store. By December 31, 1999, 39 such sites had been redeveloped. A further 36 are expected to be redeveloped in 2000 with the remainder of the programme to be completed in 2001.

  -- In France, Portugal and Spain we continued to develop co-operative retailing arrangements with our partners 8 a Huit, Modelo, and Speedy, respectively.

  -- In Poland and Russia, we continue to grow our retail network towards our target of 300 sites, with the construction of a further 37 retail sites during 1999 giving a total of 139 in these countries.

  -- As part of the continued drive to improve the asset base the retail network in Hungary was divested in early 1999.

At December 31, 1999 BP Amoco's retail network in the rest of the world (primarily Australia, New Zealand, Southern Africa and South East Asia) comprised some 3,700 service stations. BP Amoco now has some 130 branded sites in the new markets of Venezuela, China and Japan. In addition, through the Amoxxo joint venture with Femsa, the Group has a network of 28 convenience stores in Mexico.

     In our Commercial and Industrial business we aim to attract more customers through innovation in multi-product offers and cleaner fuels, packaged with a range of value-adding services and solutions; thus aiming to increase customer spend and growth in volumes at twice the market rate. Our Commercial and Industrial business operates in Australasia, Europe, South Africa and the USA. This business includes the supply of fuel, LPG, bitumen and, outside Europe, lubricants to industrial and domestic users. In Europe, the Group has a 49% interest in the lubricants activity operated by Mobil as part of the BP/Mobil joint venture. In 1999, we continued to reshape our Commercial and Industrial portfolio where we believe it to be appropriate:

  -- As part of a strategic review of our Bitumen business, we announced, in December 1999, the sale of our Bitumix road contracting business and bitumen supply terminals in New Zealand.

  -- We continued to develop our LPG business in Portugal, and as a result we have entered into a joint venture with Petrogal and Borealis to develop an LPG storage cavern facility at Sines.

     Our aviation business sells jet and other aviation fuels to airlines and general aviation customers as well as providing technical services to airlines and airports. During the last few years, the aviation business has strengthened its position in established markets and pursued opportunities in new or emerging markets. In 1999, BP Amoco's aviation business entered two new markets: Ivory Coast and Chile. The business now markets in some 87 countries. It is the third largest jet fuel supplier globally.

     BP Amoco's marine business sells ship's fuel and lubricants to a variety of customers including ship owners and operators, covering a wide range of vessels, from large oil tankers to small fishing boats. We operate a network of offices and supply points in more than 900 ports across 90 countries, reflecting the international nature of this marketing operation. In June 1999, we completed the divestment of our bunkering operations on the US West Coast. BP Amoco is continuing to develop the marine business, and is pursuing new market opportunities in Latin America, Asia and the Middle East.

     In early 2000, BP Amoco's marine business announced that, in conjunction with other participants in this sector, it had signed an agreement to develop an industry-backed internet portal that will include an auction site with facilities to undertake purchase and sales transactions for marine fuels. The site is planned to become operational in mid-2000.

SUPPLY AND MARKETING OF NGL

     In the USA and Canada, BP Amoco is engaged in the processing, fractionation and marketing of NGL, which consists of ethane, propane, butanes and pentanes extracted from natural gas. The majority of BP Amoco's NGL is marketed on a wholesale basis under annual supply contracts which provide for price redetermination based on prevailing market prices. Sales volumes of NGL for 1999 averaged 307,000 b/d (1998 318,000 b/d and 1997 298,000 b/d). NGL is also supplied to BP Amoco's chemical and refining activities.

     BP Amoco operates and/or owns natural gas processing facilities across all of North America having a total gross capacity of over 12 bcf/d. We own or have an interest in five fractionator plants in Canada and the United States. Two of these are located in Canada in Fort Saskatchewan, Alberta and Sarnia, Ontario, and three are located in the United States in Hobbs, New Mexico, Baton Rouge, Louisiana and Mont Belvieu, Texas. During 1999, additional gas processing and fractionation capacity came on stream in Pascagoula, Mississippi to support the growth in BP Amoco's natural gas production in deepwater Gulf of Mexico.

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

     Bulk products are transported between refineries and storage terminals by ship, barge, pipeline and rail. Onward delivery to customers is primarily by road. We have interests in nine major product pipelines in the UK and the Rest of Europe and four in the USA. We also have interests in a major natural gas pipeline, four NGL pipelines, two carbon dioxide pipelines and many smaller pipelines. In total, we have interests in some 33,000 kilometres of pipeline, of which about three-quarters are located in North America.

     The lateral pipelines to the main Destin natural gas trunk line from offshore in the Gulf of Mexico to Pascagoula, Mississippi and inland were completed in 1999. This allowed connections with a number of other gas pipelines and access to natural gas markets throughout the Southeast and the East coast of the USA. The Tri-States NGL line, which runs west from our facility in Pascagoula, Mississippi to Kenner, Louisiana, started up in March 1999. In February, 2000 BP Amoco announced that it exercised its right of first refusal to purchase Southern Natural Gas Company's one third interest in the Destin Pipeline. The purchase increases BP Amoco's interest in the pipeline to two thirds, with Tejas Destin L.L.C. continuing to hold the remaining interest.

SHIPPING

     BP Amoco Shipping owns or operates an international fleet of crude and product tankers carrying cargoes for the Group and for third parties. It also offers a wide range of services to Group and third party marine customers.

     At December 31, 1999 the Group owned an international fleet of twelve tankers, totalling approximately 1.49 million deadweight tons (dwt). This included three Very Large Crude Carriers (VLCCs), four Medium Crude Carriers and five Product Carriers. All four of the Medium Crude Carriers were in lay-up at the end of the year.

     Excluding BP Amoco companies in the USA, the Group had ten tankers (five VLCCs, four Medium Crude Carriers and one Product Carrier) and four barges, totalling approximately 2.17 million dwt, on long-term charter at December 31, 1999.

     BP Amoco companies in the USA had 20 tankers (two VLCCs and 17 Medium Crude Carriers and one Product Carrier), totalling approximately 2.39 million dwt on long-term charter along with two other barges on short-term charter. Four of the Medium Crude Carriers, totalling 0.65 million dwt, were in lay-up at the end of 1999.

     In addition, a large number of small coastal vessels are used by Group companies around the world.

     BP Amoco Shipping has contracted to bareboat charter three more VLCCs for delivery during 2000.

                                    CHEMICALS

     Our Chemicals business is a major producer of petrochemicals through subsidiaries and associated undertakings. BP Amoco has operations principally in the USA and Europe, and increasingly in the Asia-Pacific region. Chemicals is also responsible for the supply, marketing and distribution of chemical products to bulk, wholesale and retail customers.

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                1999      1998       1997
                                                               -----     -----      -----
                                                                        ($ million)
Turnover.................................................      9,392     9,691     11,445
Total replacement cost operating profit .................        686     1,100      1,530
Total assets.............................................     13,021    12,562     12,141
Capital expenditure and acquisitions.....................      1,215     1,606      1,145
                                                                     (thousand tonnes)
Production (a) ..........................................     21,853    20,570     19,491

(a) Includes BP Amoco's share of associated undertakings and other interests in production.

     Chemicals margins are driven by the economics of supply and demand and, as a result, are cyclical in nature. An illustration of this is the industry integrated ethylene/low density polyethylene cash margin. This rose from 523 Deutschmarks (DM) per tonne in 1996 to 890 DM/tonne in 1997, then fell to 819 DM/tonne in 1998 and 666 DM/tonne in 1999. In 2000, the chemical industry's external environment is expected to be similar to that faced in 1999. While a pick-up in the growth of economies in Europe and Asia should lead to higher demand, new capacity coming on stream will increase supplies and competitive pressure on margins.

     Our strategy is to create competitive advantage in petrochemicals through adding value to Group hydrocarbons, industry cost leadership, world-leading technology, premier market positions, and a bias to higher growth products.

       As the petrochemicals arm of an oil major, a key element of our competitive advantage comes through adding value to Group hydrocarbons, notably by combining feedstock, refining and chemical processing on large integrated sites. An example of this is our current investment programme in olefins and derivative products at Grangemouth and Hull in the UK.

     Increasing competitive pressures in the industry require an enduring focus on cost reduction and we have made cost management an ongoing part of our business. For example, in 1999 we launched our advanced manufacturing technology project, which is intended to extensively automate most of our sites. Initial projects are at our Texas City, Texas and Decatur, Alabama sites in the US, and at Hull in the UK. We manage costs structurally too, by focusing our investment on a limited number of world-class manufacturing sites. By limiting the number of sites, we benefit from increased scale and integration of chemical operations along value chains.

     Technology will continue to distinguish the most successful companies from their competitors. Leading technology makes us a preferred supplier and a preferred joint venture partner, and this in turn should bring us increased market share and access to new markets. We intend to maintain and extend our leadership in the fundamental technologies that underpin our core businesses. By way of example, our strengths in catalysis, oxidation and fluid bed technology continue to enhance our leadership positions across the portfolio from polymers to basic petrochemicals. BP Amoco has a number of leading technologies in operation already and is currently investing in production capacity utilizing recent breakthroughs in butanediol, vinyl acetate monomer and ethyl acetate manufacture.

     Our leading market positions make us supplier of choice and give us access to a wider range of high quality growth options. We strive to be number one or two in the markets in which we compete, and we have global leadership in paraxylene, PTA, acetic acid, acrylonitrile, and other products. Our growth will be driven by biasing our portfolio towards products which are growing at a higher rate than the industry average. We are present in markets whose volumes are on average increasing at 6% a year overall. This is about twice the rate of global economic growth and compares with an estimated average of 4% for the petrochemicals industry. We have also instituted a programme of marketing initiatives to improve our commercial capability. The programme embraces developments in the sphere of e-commerce, including the introduction of web-based marketing channels.

     We will continue to focus our portfolio in areas where we have clear competitive advantage driven by the strategy elements described above. Over the course of 1999, we sold two speciality businesses, Verdugt in February and Plaskon in September; our share in the Wilton olefins cracker in June; and our Fibers and Yarns business in November. We also announced the closure of our joint-venture Singapore aromatics complex. In 2000, BP Amoco refinanced the entity's bank loans and sold its interest in the entity.

MANUFACTURING FACILITIES

     BP Amoco has large-scale manufacturing facilities in Europe and the USA. The Group's major sites, with our share of their capacities in thousands of tonnes per annum (ktepa), are: Grangemouth (2,126 ktepa) and Hull (1,400 ktepa) in the UK; Lavera (1,817 ktepa) in France; Marl (623 ktepa) and Dormagen (2,200 ktepa) in Germany; Geel (1,504 ktepa) in Belgium; and Texas City, Texas (2,986 ktepa), Chocolate Bayou, Texas (3,220 ktepa), Decatur, Alabama (2,220 ktepa), and Cooper River, South Carolina (1,310 ktepa) in the USA.

     BP Amoco's European and US manufacturing base is a key to its continued success. We also aim to grow in the Asia-Pacific region, which offers prospects for demand growth. The intention is to build upon the existing bridgeheads that the Group now holds in Indonesia, China, Malaysia and Korea. Our share of capacity in Asia (largely through joint ventures) amounts to some 2.7 million tonnes as follows: Indonesia (440 ktepa), Korea (630 ktepa), Malaysia (840 ktepa), Taiwan (740 ktepa) and China (75 ktepa).

     The following table shows BP Amoco's production capacity by major product and by business at December 31, 1999.

                                               Chemical                Performance
                              Feedstocks  Intermediates     Polymers      Products     Total(a)
                              ----------  -------------     --------   -----------     -----
                                                (thousand tonnes per annum)
Purified teraphthalic acid (PTA)                  5,357                                5,357
Ethylene.....................      3,139                                               3,139
Paraxylene...................      2,447                                               2,447
Polypropylene................                                  1,919                   1,919
Styrenics....................                                  1,458                   1,458
Polyethylene.................                                  1,477                   1,477
Acetic acid/anhydride........                                                1,363     1,363
Linear/poly alpha olefins....                                                  830       830
Acrylonitrile................                       801                                  801
Other........................      2,474            632          677         3,664     7,447
                                  ------         ------       ------        ------    ------
Total                              8,060          6,790        5,531         5,857    26,238
                                  ======         ======       ======        ======    ======

------------

(a)  This  includes  the  Group's  proportionate   interest  through  associated
     undertakings  in  production   capacity  and  production  from  third-party
     facilities made available to BP Amoco under long-term agreements.

     BP Amoco's petrochemical products are sold to companies in a number of industries that manufacture components used in a wide range of applications. These include the agriculture, automotive, construction, furniture, household products, insulation, packaging, paint, pharmaceuticals and textile industries. Our products are marketed through a network of sales personnel and agents who also provide technical services.

     BP Amoco's Chemicals business is organized into four broad groupings:

     -- FEEDSTOCKS, including olefins and aromatics;
     -- CHEMICAL INTERMEDIATES, including  PTA  and  nitriles;
     -- POLYMERS,   including   polypropylene, polyethylene, and styrenics; and
     -- PERFORMANCE  PRODUCTS,   including  acetyls,  linear  alpha  olefins,
        plastic fabrications, solvents, and fabrics.

FEEDSTOCKS

PRODUCTS

     Our feedstocks group produces and markets the basic petrochemical building blocks that are used primarily as raw material for other chemical products. These basic petrochemicals include ethylene, propylene, butadiene, paraxylene and metaxylene.

     BP Amoco manufactures and markets feedstock chemicals from the steam cracking of liquid and gaseous hydrocarbons. The olefins - ethylene, propylene and butadiene - are produced by crackers at Grangemouth, UK; Lavera, France (BP Amoco 50%); Dormagen, Germany by Erdoelchemie (BP Amoco 50%); Chocolate Bayou, Texas; and Kertih, Malaysia (BP Amoco 15%). These crackers produce the raw materials for the production of derivative products including polyethylene, polypropylene, acrylonitrile, styrene, ethanol and ethylene oxide, which are also produced at various BP Amoco plants.

     BP Amoco is the world's largest producer of paraxylene (PX), and one of the world's largest producers of metaxylene (MX), the feedstocks for PTA and purified isophthalic acid (PIA), respectively. We recover PX and MX from reformed gasoline streams at BP Amoco and other refineries, and deliver them into our aromatic acids plants. PX is produced at Texas City, Texas and Decatur, Alabama in the USA. MX is produced at Texas City.

MAJOR ACTIVITIES

  -- Advanced  Manufacturing  technology  projects  were  started at Texas City,
     Decatur and Hull towards the end of 1999. These initial projects are the beginning of a broader plan to implement the 'next generation' of manufacturing across the chemicals business. This will involve the introduction of leading edge process technology and control systems, and will create extensively automated facilities which are integrated with supply from the nearby refineries and demand from the downstream products.

  -- In the UK, work is continuing on a major $825-million development programme. Included in this programme are investments at Grangemouth. The first stage, a 50-ktepa expansion of ethylene capacity, was commissioned in March, 1999. A second 270-ktepa expansion is underway with completion scheduled for the first quarter of 2001. When the second expansion is complete, Grangemouth will have 1 million tonnes of ethylene capacity. This additional production is intended to feed a new polyethylene plant currently being built at the site.

  -- In Belgium, work proceeded on the construction of a 420 ktepa PX unit at our Geel site. This unit will employ our technology for PX crystallization and will incorporate new process and catalyst technologies commercialized at Decatur in 1997. The project is scheduled for start-up in early 2000.

  -- BP Amoco  continued  feasibility  studies on a $2.5-billion  project for an integrated ethylene cracker complex in China with the Shanghai Petrochemical Company. In October 1999, the Chinese government approved our proposal for a 50:50 joint venture, and the plant start-up is scheduled for early 2005.

  -- In June 1999, BP Amoco sold its 20% share of the Wilton olefins cracker.

  -- In December 1999, we announced the closure of our joint-venture Singapore aromatics complex. In 2000, BP Amoco refinanced the entity's bank loans and sold its interest in the entity.

CHEMICAL INTERMEDIATES

PRODUCTS

     The Chemical Intermediates group produces and markets PTA, which is the preferred raw material for the manufacture of polyester; acrylonitrile, a raw material for acrylic fibre, varieties of synthetic rubber, a range of plastics and other chemical products; PIA used for isopolyester resins and gel coats;
napthalene dicarboxylate (NDC), used for photographic film and specialized packaging; trimellitic anhydride (TMA), used by the automotive, construction, consumer goods, and packaging industries; and maleic anhydride (MAN), used in a wide range of plastics and resins.

     BP Amoco is the world's largest producer of PTA, with an interest in approximately 25% of the world's PTA capacity. PTA is manufactured at Cooper River, South Carolina and Decatur, Alabama, in the USA, Geel in Belgium, and Kuantan in Malaysia. We also produce PTA through joint ventures in Korea (BP Amoco 35%), Taiwan (BP Amoco 50%), Brazil (BP Amoco 49%), Mexico (BP Amoco 8.55%) and Indonesia (BP Amoco 50%). The Taiwan joint venture operation, Cooper River, and Decatur represent the three largest PTA production sites in the world.

     BP Amoco is also the world's largest producer and global marketer of acrylonitrile. We operate two acrylonitrile plants at Green Lake, Texas and
Lima, Ohio. Green Lake, with a capacity of 460 ktepa, is the largest acrylonitrile production site in the world. Acrylonitrile is also produced by Erdoelchemie at Dormagen, Germany and through a capacity rights agreement with Sterling Chemicals at Texas City, Texas. Additionally, BP Amoco is the world's largest producer and marketer of acetonitrile, primarily sold into pharmaceutical applications.

     The Anhydride business unit produces TMA and MAN at Joliet, Illinois, and is the world's largest producer of TMA. We are entering the global market for 1,4-butanediol (BDO) using our proprietary technology in a world-scale plant at Lima, Ohio. BDO and its derivatives are used in pharmaceuticals, a variety of personal care products, plastics, auto parts and sports clothing.

     PIA is produced in Joliet, Illinois; Geel, Belgium; and by the AGIC joint venture (BP Amoco 50%) in Japan. NDC is produced at our plant in Decatur, Alabama.

MAJOR ACTIVITIES

  -- A 500 ktepa PTA unit at Geel, Belgium site was recommissioned as scheduled during the second quarter of 1999 after a fire forced us to shut it down in 1998.

  -- Construction progressed on a $10 million demonstration unit for our proprietary propane-to-acrylonitrile technology process at the Green Lake manufacturing facility. The project, involving an innovative recovery and purification unit of unique design which will be integrated with one of the three fluid-bed reactors at the Green Lake plant, is scheduled for completion in the summer of 2000.

  -- In September 1999, we commissioned an acetonitrile purification unit (APU) at the BASF acrylonitrile plant at Seal Sands, UK, providing BP Amoco with acetonitrile for sale into Europe. Owned by BP Amoco, the APU is operated by BASF.

  -- In June 1999, we commenced operation of a new leased import/export terminal at Point Comfort, Texas and a pipeline between Point Comfort and Green Lake for distribution and storage of acrylonitrile and raw material ammonia.

  -- In December 1999 we completed a 20% expansion of the TMA plant at Joliet.

POLYMERS

PRODUCTS

     The polymers product line includes polypropylene, used for moulded products, fibres and films; polyethylene, used for packaging, pipes and containers; engineering polymers used for medical, automotive and electronic applications; carbon fibres used in aerospace applications and sporting goods; and styrene monomers and polymers used in packaging and containers.

     We are the third-largest producer of polypropylene in the world. Polypropylene is manufactured at Chocolate Bayou and Cedar Bayou, Texas and Geel, Belgium. In addition, Appryl (BP Amoco 49%) operates polypropylene plants at Lavera and at Gonfreville, France. BP Amoco has its own proprietary polypropylene technology.

     We are one of Europe's leading producers and suppliers of polyethylene, the world's most widely used plastic. BP Amoco operates linear low density polyethylene (LLDPE) and high density polyethylene (HDPE) plants at Grangemouth, Lavera, Merak in Indonesia (BP Amoco 51%) and at Kertih in Malaysia (BP Amoco 60%). A low density polyethylene (LDPE) plant is operated at Wilton, UK. Erdoelchemie (BP Amoco 50%) also produces LLDPE and LDPE at Dormagen in Germany.

     Innovene, our proprietary gas-phase production process for polyethylene based on a clean and cost-effective technology, has been licensed to 25 different companies in 16 countries. We have launched an enhanced version of our High Productivity technology and have a range of next generation catalyst programmes. During 1999, we successfully produced LLDPE film using metallocene catalysts, in collaboration with Dow Chemical Company.

     We operate styrene monomer plants at Texas City, Texas in the USA and Marl in Germany. Polystyrene plants are operated at Marl, Wingles in France and Trelleborg in Sweden. Expanded polystyrene (EPS) plants are operated at Wingles and Marl.

     BP  Amoco's   Engineering   Polymers   and  Carbon   Fibers   business  has
manufacturing facilities at Marietta, Ohio; Greenville and Rock Hill, South Carolina; and Atlanta and Augusta, Georgia in the USA.

MAJOR ACTIVITIES

  -- As  part  of  the  Grangemouth   expansion  programme,   a  new  300  ktepa
     polyethylene plant employing enhanced High Productivity process technology is planned to be commissioned in the summer of 2000.

  -- Also  at  Grangemouth  in  1999,   Appryl  (BP  Amoco  49%)  continued  the
     construction  of  a  250-ktepa   polypropylene  plant,  with  commissioning
     expected in 2000.

  -- The  construction  of the  250-ktepa  polyethylene  plant  for  the  Bataan
     Polyethylene Corporation (BP Amoco 38%) in the Philippines is nearing completion and is due on stream in the third quarter of 2000.

  -- In February 1999, new polypropylene capacity of 250 ktepa was brought on stream at the Chocolate Bayou plant in Texas.

  -- In the third quarter of 1999, a new polystyrene line using BP Amoco technology was successfully commissioned at Wingles. Concurrently, our styrenics business undertook a major restructuring programme, closing three older EPS units and mothballing a polystyrene train.

  -- In September 1999, the Plaskon business, which manufactures computer chip packaging encapsulant resins, with manufacturing facilities located in Singapore, was sold.

  -- The Baglan Bay, UK, styrene monomer plant was closed in November 1999.

PERFORMANCE PRODUCTS

PRODUCTS

     This group of businesses covers the following: acetic acid/anhydride, solvents, linear alpha olefins, industrial products, polybutenes, plastic fabrications group, and fabrics and fibres. These businesses add value to raw materials produced by our other chemicals businesses.

     We are a major  supplier of acetic  acid,  a versatile  chemical  used in a variety of products such as foodstuffs, textiles, paints, dyes and pharmaceuticals. BP Amoco has acetyls operations in Europe, the USA and Korea (BP Amoco 51%), and commissioned a 150-ktepa acetic acid plant in Sichuan, China with local partners (BP Amoco 51%) in late 1998. This plant performed above capacity during 1999, and a re-rating of the capacity to 200 ktepa was announced in October 1999.

     In Korea, the Asian Acetyls Company (BP Amoco 34%) operates a 150 ktepa vinyl acetate monomer (VAM) plant. BP Amoco currently operates a 110-ktepa VAM plant at Baglan Bay, UK and has a toll manufacturing agreement with Enichem for 50 ktepa of VAM from Porto Marghera in Italy.

     BP Amoco is the world's leading merchant supplier of polybutene. Polybutene is manufactured at Texas City, Texas, and Whiting, Indiana in the US, and at Lavera, France. Our Grangemouth polybutene facility was closed in 1999 as part of an asset optimization drive. Polybutene is consumed as fuel additives, lubricants, adhesives, sealants, cable filling compounds, personal care products, in polymer modification, tackified polyethylene, explosives and in many other products.

     Linear alpha olefins (LAO) are used as co-monomers in the production of polyethylene, as intermediates for the manufacture of linear plasticizers for polyvinyl chloride (PVC), as raw material to manufacture poly alpha olefins
(PAO) for synthetic lubricants, as a building block for the production of biodegradable surfactants, in synthetic-based drilling muds for the oil field and for a host of other intermediate and final products. LAOs are produced at our facilities in Pasadena, Texas and Feluy, Belgium. To meet the requirements of the industry, production of LAOs at our plant in Feluy was increased during the second quarter of 1999 by 50%. This increase in production pushed capacity to 300 ktepa.

     BP Amoco is the world's  leading  merchant  supplier of poly alpha  olefins
(PAO), high viscosity index materials primarily used in the production of high performance, environmentally friendly, synthetic lubricants and motor oils. These materials are manufactured at facilities in Deer Park, Texas and Feluy.

     Our other Performance Product businesses are: (i) Solvents and Industrial Chemicals, which manufactures and markets acetate esters, iso-propanol, acetone, glycol esters, aerosols and ethanol at plants in the UK, France, Belgium, Italy and Korea. These products have many applications including pharmaceuticals, inks and paints. This business also manufactures ethylene oxide, ethanolamines, brake fluids, antifreeze, oilfield chemicals, and plasticizers; (ii) Plastic Fabrications, with a number of European and US sites converting polymer resins into plastic films, rigid containers, non-woven fibres and engineering components; and (iii) Fabrics and Fibers, which makes products for carpet backing and industrial uses such as civil engineering fabrics and bulk bags.

MAJOR ACTIVITIES

  -- Construction began on a 220-ktepa ethyl acetate plant at Hull and 110 ktepa ethanol plant at Grangemouth, both scheduled for completion in 2001. The ethyl acetate investment is based on BP Amoco's innovative proprietary 'direct addition' method for making ethyl acetate from ethylene and acetic acid which does not require ethanol as a raw material.

  -- Construction continues on a 200-ktepa VAM plant at Hull, which uses the proprietary BP Amoco LEAP technology based on fluid bed catalyst. The work is scheduled for completion in 2001, and the plant will ultimately replace production from Baglan Bay and Porto Marghera.

  -- We are investing with Petroliam Nasional Berhad (Petronas) in an acetic acid plant at Kertih, Malaysia, with a capacity of 400 ktepa (BP Amoco 70%). Construction of the plant, which will use our Cativa technology, started in 1998, and production is scheduled to commence during 2000.

  -- In 1999 we commenced construction of a $300-million, 250-ktepa LAO facility in Alberta, Canada. It is scheduled to come online in 2001. The facility is based on technology used in our Feluy plant.

  -- In February 1999, we sold a small speciality business, Verdugt, in the Netherlands and in October we disposed of Plaspack Kunststoffe, a plastic net and webbing business in Austria. In November, we sold our Fibers and Yarns business, located in the US.

                         OTHER BUSINESSES AND CORPORATE

     Other Businesses and Corporate comprises Finance, BP Solarex, the Group's remaining coal asset, interest income and costs relating to corporate activities worldwide.

     FINANCE co-ordinates the management of the Group's major financial assets and liabilities. From locations in the UK, Europe, the USA and the Asia-Pacific region, it provides the link between BP Amoco and the international financial markets, and makes available a range of financial services to the Group including supporting the financing of BP Amoco's projects around the world.

     Moody's and Standard and Poor's have assigned long-term debt ratings of Aa1 and AA+, respectively, to BP Amoco.

     Finance has in place a Debt Issuance Programme, under which the Group may raise an aggregate of $4 billion of debt for maturities of one month or longer. At March 24, 2000 the amount drawn down against this programme was $2,705 million.

     In 1999, BP Amoco purchased the 50% of Solarex it did not already own from Enron Corporation for $45 million. Our expanded SOLAR business was renamed BP Solarex. The new company has a 20% share of the global market and is one of the largest manufacturers of photovoltaic cells and modules with plants in the USA, Spain, Australia and India. In 1999 BP Solarex revenues totalled $179 million and solar module production grew 23%. Many of BP Solarex's successes in 1999 were based on advanced technology. One major project, 'Plug in the Sun', involved installing solar modules on 200 new BP Amoco service stations in nine countries. Another involved using solar energy to power 665 houses in the Athlete's Village adjacent to the Olympic site in Sydney, Australia.

     COAL activity consists of our 50% interest in PT Kaltim Prima Coal, an Indonesian company. This company operates an opencast coal mine at Sangatta in Kalimantan, Indonesia.

     RESEARCH, TECHNOLOGY AND ENGINEERING activities are carried out by each of the major business streams on the basis of a distributed programme coordinated by the BP Amoco Technology Council. This body provides leadership for scientific, technical and engineering activities throughout the Group and in particular promotes cross-business initiatives and the transfer of best practice between businesses. In addition, a group of eminent industrialists and academics form the Technology Advisory Council, which advises senior management on the state of technology within the Group and helps identify current trends and future developments in technology.

     Research and development is carried out using a balance of internal and external resources. Involving third parties in the various steps of technology development and application enables a wider range of technology solutions to be considered and implemented, improving the productivity of research and development activities.

     The innovative application of technology and the rapid transfer of this knowledge through the Group make a key contribution to improving BP Amoco's business performance, particularly in the areas of the introduction of new products, safety, the environment, cost reduction and efficiency of business operations. We believe that, in addition to improving existing business performance, the use of innovative technology can create new possibilities for the organic growth of our energy- and petrochemical-related businesses.

     INSURANCE. The Group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered economic for the Group. Losses will therefore be borne as they arise, rather than being spread over time through insurance premia. The position is reviewed periodically.

                       REGULATION OF THE GROUP'S BUSINESS

UNITED KINGDOM

LICENSING. Pursuant to, among other things, the Petroleum (Production) Act 1934, all petroleum existing in its natural condition in strata in the UK or beneath its territorial waters (including its continental shelf) is the property of the Crown, and licences to explore for and produce it may be granted, subject to conditions, by the Secretary of State for Trade and Industry (Secretary of State). These conditions include provisions relating to the term of the licence, the imposition of specific drilling obligations, environmental protection controls, controls over the development and decommissioning of oil and natural gas fields (including restrictions on production) and the payment of royalties.

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

OTHER CONTROLS. In addition to the regulatory powers of the Government referred to above, the Secretary of State has wide powers over the oil field operations, including gas flaring, the installation, use and tariffs of sub-marine pipelines, the construction or expansion of refining capacity and powers to impose programmes for the eventual decommissioning of offshore installations. Furthermore, the Secretary of State for Transport has powers to control the positioning of offshore installations if the chosen location is in or close to a shipping lane. The UK Health and Safety Executive has wide powers and duties in relation to offshore health and safety. BP Amoco is also subject to European Union legislation, in particular the Procurement Directive which regulates the procedure for awarding major contracts.

PETROLEUM REVENUE TAX. Petroleum revenue tax (PRT) was abolished in the Finance Act 1993 in respect of oil and natural gas fields given development consent on or after March 16, 1993 (Non-Taxable Fields). Profits from Non-Taxable Fields are charged to corporation tax under general principles. PRT is still charged on profits from fields given development consent before that date (Taxable Fields). PRT is charged in relation to Taxable Fields on profits from oil (which includes gas except where specifically excluded by statute) won under licences granted under either the Petroleum (Production) Act 1934 or the Petroleum (Production) Act (Northern Ireland) 1964. It is charged on a field-by-field basis, at the rate of 50% for chargeable periods ending after June 30, 1993 (75% for periods ending on or before that date), on the assessable profit arising in each chargeable period (normally the six months ending on June 30 and December 31 in each year), as reduced by any allowable losses and by an oil allowance (unless the maximum amount of oil allowance has already been used), and subject in certain years to an overall limit (safeguard). PRT is also chargeable on any consideration received in connection with the use by other fields and the disposal of certain 'qualifying assets', the expenditure on which is allowable for PRT, subject to an allowance in the case of the use of assets by fields which are themselves liable to PRT.

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

CORPORATION TAX. Companies are also subject to corporation tax on their profits or gains from oil extraction activities, although PRT is deductible in computing any corporation tax liability. There are restrictions on using reliefs from other activities against profits or gains from oil extraction activities, or from the disposal of interests in oil or of assets used in connection with a field in the UK or a designated area. There is also an exemption from capital gains taxation and capital allowance clawback for certain exchanges of licence interests before the development stage. An election can be made in relation to expenditure incurred after June 30, 1991 for 100% reliefs for certain net offshore decommissioning expenditure. Losses created by these decommissioning reliefs are available for set-off against profits of the previous three years.

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

     The extent and cost of future environmental restoration, remediation and abatement programmes are inherently difficult to estimate. They depend on the magnitude of any possible contamination, the timing and extent of the corrective actions required and BP Amoco's share of liability relative to that of other solvent responsible parties. Though the costs of future restoration and remediation could be significant, and may be material to the results of operations in the period in which they are recognized, it is not expected that such costs will have a material impact on the Group's financial position or liquidity.

     Management cannot predict future developments, such as increasingly strict requirements of environmental laws and enforcement policies thereunder, that might affect the Group's operations or affect the exploration for new reserves or the products sold by the Group. A risk of increased environmental costs and liabilities is inherent in particular operations and products of the Group and there can be no assurance that material costs and liabilities will not be incurred in the future. In general, the Group does not expect that it will be affected differently from other companies with comparable assets engaged in similar businesses. Management believes that the Group's activities are in compliance in all material respects with applicable environmental laws and regulations.

     For a discussion of the Group's environmental expenditures see Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Investment.

     In December 1997, at the Third Conference of the Parties to the United Nations Framework Convention on Climate Change in Kyoto, Japan, the participants agreed on a system of differentiated internationally legally binding targets for the first commitment period of 2008-2012. The range of targets in Annex I countries (OECD, former Soviet Union and Eastern Bloc countries) against 1990 levels of emissions is from -8% to +10% for a basket of the six main greenhouse gases. The USA agreed, subject to ratification by the Senate, on a reduction of 7%, and the European Union on a reduction of 8%. EU member states have undertaken differentiated commitments on the basis of `burden sharing' to meet the overall Community target. Projections of the increase in emissions without any reduction measures are estimated at 32% for the USA and 19% for the European Union. If these targets are to be met a major reduction in the use of fossil fuels would be required, and this would be likely to have a significant effect on BP Amoco's main businesses, but the Group does not expect that it will be affected differently from other companies with comparable assets engaged in similar businesses.

     The following is a summary of significant health, safety and environmental legislation affecting the Group in 1999.

UNITED STATES

     The Clean Air Act and its regulations require, among other things, enhanced monitoring of major sources of specified pollutants, stringent limits on chemical plant, refinery, marine and distribution terminal emissions, risk
management   plans  for   storage  of   hazardous   substances,   and  new  fuel
specifications.

     Title V of the Clean Air Act requires major emission sources to obtain new air permits. This permitting effort is underway at the Group's US operations. Title V also requires more comprehensive measurement of specified air pollutants from major emission sources. Two aims of this regulation are to provide regulating bodies with accurate data on emissions from major sources, and to enable regulatory authorities to better evaluate compliance with applicable emission limitations. Federal authorities have recently promulgated monitoring requirements.

     Risk Management Plan regulations require that any non-exempted facility that processes or stores a threshold amount of a regulated substance prepares and implements a risk management plan to detect, prevent and minimize accidental releases. Undertaking an offsite hazard assessment, preparing a response plan and dialogue with the local community are the primary components of the programme.

     Additionally, the Clean Air Act imposes specifications for motor vehicle fuels that significantly impact petroleum refining and marketing operations. In nine urban areas with the highest ozone levels, reformulated gasoline (RFG) containing oxygenates and lower levels of benzene, and having lower levels of volatility was introduced beginning January 1995. The emission reduction requirements have been phased in over time and are now fully in effect. BP Amoco manufactures and markets fuels in some of these nine areas, as well as in other areas that chose to join the RFG programme.

     Since 1992, gasoline sold during the winter in approximately 40 metropolitan areas with high carbon monoxide levels must have higher levels of oxygenates such as methyl-tertiary-butyl-ether (MTBE) and ethanol. BP Amoco is providing such oxygenated fuels in a number of US markets. Recently some environmental groups and legislators have expressed opposition to the continued use of MTBE as an oxygenate. Some metropolitan areas have been able to achieve compliance with carbon monoxide standards and terminate their oxygenated fuels programmes.

     Beginning 1993, the Clean Air Act limited highway diesel fuel sulphur content to 0.05%. BP Amoco has been producing this fuel in many of its US markets. The Amendments also require service stations located in certain ozone non-attainment areas to install equipment to capture gasoline vapours released during refuelling.

     The Clean Air Act also requires installation of 'maximum achievable control technology' (MACT) over a ten-year period at certain types of industry facilities that release certain specified toxic chemicals. Additional controls could be required if the US Environmental Protection Agency (EPA) determines that an unacceptable residual risk remains after installation of MACT. The EPA has finalized MACT control requirements for certain categories of chemical plants, refineries, gasoline marketing terminals and marine terminals. Additional regulations on some sources in petroleum refineries were proposed in 1998. These are expected to be finalized in 2000 with compliance required in 2003. The EPA is also attempting to impose more stringent controls on the emission of nitrous oxides (NOx) and particulate matter.

     The Clean Water Act regulates the discharge of wastewater and other pollutants into US waters. Facilities are required to obtain permits for most discharges, install control equipment and implement operational controls and preventative measures. Requirements under the Clean Water Act have become more stringent in recent years, including coverage of storm and surface water discharges at many facilities. The administrators of agencies for the Clean Water Act and the Endangered Species Act formalized agreements linking those statutes with the potential to limit access because of habitat concerns to certain areas with development potential. During 1995 a final federal rule was issued regarding protection of the Great Lakes watershed which will have local and national impacts on water protection requirements. During 1998, individual states in the Great Lakes watershed were working on regulations implementing the federal rule.

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

     The Oil Pollution Act also requires double hulls on all new tankers operating in US waters and double hulls installed on existing tankers on a phased schedule between the years 1995 and 2015. Major oil shippers and handling facilities are expected to be most affected by the expanded technical and operational requirements for tankers under the Oil Pollution Act. Regulations require businesses covered by this Act to carry specified levels of insurance or other documentation of financial responsibility and maintain facility response plans that, among other things, identify and prepare for worst case spill scenarios. Facilities must also conduct emergency response programmes in coordination with area and national response plans.

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

     The Resource Conservation and Recovery Act (RCRA) regulates the storage, handling, treatment, transportation and disposal of hazardous and non-hazardous wastes. It also requires the investigation and remediation of certain locations where such wastes have been previously handled or disposed of. RCRA requirements have become increasingly stringent in recent years. BP Amoco facilities generate a number of wastes regulated by RCRA and have units that have been used for the storage, handling or disposal of RCRA wastes.

     Under the Comprehensive Environmental Response, Compensation, and Liability Act (also known as CERCLA or Superfund), waste generators, site owners, facility operators and certain other parties may be liable for the entire cost of addressing sites contaminated by spills or waste disposal regardless of fault or the amount of waste contributed to a site. Additionally, most states have laws similar to CERCLA.

     BP Amoco has been identified as a Potentially Responsible Party (PRP) under CERCLA and similar state statutes at approximately 420 sites. A PRP has a joint and several liability for site remediation costs and so BP Amoco may be required to assume, among other costs, the share attributed to insolvent, unidentified or other parties. BP Amoco is the PRP identified as having the most significant exposure for remediation costs at 27 of these sites. For the remaining sites the number of PRPs ranges generally from 20 to 200, and BP Amoco expects its share of remediation costs in respect of these sites to be small. BP Amoco has estimated its potential exposure at all sites where it has been identified as a PRP and has accrued provisions accordingly. BP Amoco does not anticipate that its ultimate liability at these sites individually, or in aggregate, will be significant. The Group is also subject to claims made for natural resource damage under several federal and state laws.

     Other significant legislation includes the Toxic Substances Control Act which, among other things, regulates the development, testing, import, export and introduction of new chemical products into commerce; the Occupational Safety and Health Act which, among other things, imposes workplace safety and health, training and process standards to reduce the risks of chemical exposure and injury to employees; and the Emergency Planning and Community Right-to-Know Act which requires emergency planning and spill notification as well as public disclosure of chemical usage and emissions. The Occupational Safety and Health Administration's Process Safety Management (PSM) rule formalizes the procedures used in identifying and minimizing safety risks at a covered facility and also in conducting formal documented hazard reviews of all covered processes.

UNITED KINGDOM AND EUROPEAN UNION

     Part 1 of the UK Environmental Protection Act 1990 introduced the concept of Integrated Pollution Control (IPC) of pollution to air, water and land by requiring each prescribed process (including petroleum and gasification processes) to be authorized. The controls apply to new processes in England and Wales from April 1, 1991 and in Scotland from April 1, 1992. The standard to be achieved by each process is the Best Available Techniques Not Entailing Excessive Cost (BATNEEC). Existing petroleum and gasification processes had to apply for an IPC authorization by June 30, 1992. These processes were to be upgraded to the BATNEEC standard at the earliest opportunity and generally for petroleum and gasification processes by April 1, 1998. BP Amoco has registered all sites affected by the IPC legislation and is carrying out monitoring and upgrading of processes as required. Onshore oil production facilities are covered by separate guidance notes issued in November 1995. BP Amoco has IPC authorizations for its onshore production facilities which effectively equate to BATNEEC compliance. Where they do not, the authorization includes an agreed improvement programme which BP Amoco is working towards with its Environment Agency IPC Inspector. The UK Environmental Protection Act may also impose new investigation and remediation obligations on the Group's UK facilities upon the adoption of implementing regulations.

     A European Commission directive for a similar system of Integrated Pollution Prevention and Control (IPPC) is based upon Best Available Techniques
(BAT) with cost-benefit analysis as a holistic approach. In the event that the use of BAT will fail to meet Environmental Quality Standards (EQS), plant emissions must be reduced further to meeting the EQS. This encompasses, among other things, most activities and processes undertaken by the oil industry within the European Union. The European Commission has stated that it hopes that all processes to which it applies will be licensed by July 2005. When implemented, this directive will replace the IPC regulation in the UK. All plants must be upgraded to BAT standards by 2007.

     The European Union Large Combustion Plant Directive sets emission limit values for sulphur dioxide, nitrogen oxides and particulates from large combustion plants; it also requires phased reductions in emissions from existing large combustion plants. Implementation by Member States was required by June 1990. In the UK, it has been given effect through the authorization mechanism in
Part 1 of the Environmental Protection Act 1990. Large combustion plants required an IPC application to be made by April 30, 1991. Upgrading to the BATNEEC standard is required at the earliest opportunity, at the latest by April 1, 2001. The European Commission has considered proposals to impose emission limit values on small combustion plants. A revised Large Combustion Plant Directive was proposed by the Commission in 1998 to be considered by the Council and Parliament during 1999-2000, as part of the EU Acidification Strategy. After revisions of the EU treaty agreed to in Amsterdam, Parliament has acquired an increased role in environmental legislation through co-decision procedures.

     As part of its overall programme to combat air pollution, the European Union has set stringent emission limits for new cars and commercial vehicles which are being implemented in stages. Beginning October 1994, the sulphur content of diesel fuel was limited to 0.2% and from October 1996 the limit was further reduced to 0.05%. Heating oils were initially limited to 0.2% with further reductions subject to review. In August, the Federal German Government adopted a regulation to encourage early introduction of low sulphur transport fuels by setting differential excise taxes for gasoline and diesel with maximum 50 ppm sulphur content from November 2001, and for a maximum of 10 ppm from January 2001. It also proposed that 10 ppm sulphur fuels should be adopted at EU level. Implementation of the German regulation depends on tax derogations being agreed by the Commission and the other Member States. The Commission made it clear that it will not consider 10 ppm sulphur fuels within the current Auto/Oil Programme for implementation in 2005.

     In 1998, the EU adopted directives to set emission limits for cars and light vehicles to apply from 2000, together with specifications for gasoline and diesel fuel to apply from that date. Some member States indicate that they need such energy product taxes to enable them to meet their Kyoto commitments, within the EU burden sharing agreement, and are already implementing national legislation. The Commission is also undertaking a second Auto/Oil Programme to propose changes to other gasoline and diesel fuel specifications from 2005, as well as non-technical measures designed to help meet air quality targets.

     In April 1999, the EU adopted a directive to further reduce the sulphur content of liquid fuels, but excluding marine bunker fuel oil, and marine gas oil used by ships crossing a frontier between a third country and an EU Member State. Sulphur in gas oil will be limited to 0.2% from July 2000, and 0.1% from January 2008. From January 2003, sulphur in heavy fuel oil will be limited to 1%, except where use of heavy fuel oil up to 3% sulphur can be used in combustion plants without exceeding specific emission limits, and provided that local air quality standards are met.

     As part of its overall approach to improving air quality, in 1997 the Commission proposed its Acidification Strategy, and followed this with its proposal for a strategy to combat tropospheric ozone. The Ozone Strategy was adopted in 1998. Four air quality targets have been adopted as Commission Directives, two more have been proposed and a target of 120 micrograms per cubic metre for ozone itself was proposed in 1999, together with a proposal for national emission ceilings for the main polluting emissions. Upon adoption by the Council, these targets and ceilings will be the reference point for further environmental controls of industrial installations at Community and Member State levels.

     As part of its ozone strategy, the EU has taken action on volatile organic compounds (VOCs). In late 1994, the European Union adopted the so-called Stage 1 VOC controls which require a 90% cut in emissions over ten years from petrol transport and storage. In November 1996, the Commission proposed a directive on control of emissions of organic solvents from the solvent-using industry which has the goal of combating low-level ozone by setting emission limits and, as an alternative, targets to be met by national plans. Existing installations would be required to reach compliance by 2007 (VOC). This proposal was adopted as a directive during 1998.

     As part of a package to stabilize carbon dioxide emissions at 1990 levels by the year 2000, the European Commission proposed a combined carbon dioxide/energy tax. In March 1997, the Commission proposed instead an energy tax that is intended to be fiscally neutral when applied by Member States. Though formally the proposal replaces the carbon dioxide/energy tax proposal that had been blocked in Council, it has as its main objective to provide a harmonized framework by setting minimum levels for national excise taxes on energy products, and to allow Member States greater flexibility to offer tax incentives based on environmental criteria, whilst avoiding barriers to trade within the Single Market. Maximum sulphur levels for gasoline and diesel fuels to apply from 2005 were also agreed as 50 ppm, which is 0.005%, and 35% maximum aromatic content for gasoline from the same date. In 1999, this was followed by emission limits for heavy commercial vehicles, also based on the Auto/Oil Programme conclusions.

     The European Union enacted the Major Hazards (Seveso) Directive (the Seveso Directive) in 1982. The intention of this legislation is to identify industrial sites which have the potential to suffer a major accident which would impact on the neighbouring population. Such sites are defined by the hazards that exist on them, in some cases by the process in operation, but mainly by exceeding the defined threshold quantities of various categories of 'dangerous substances' in storage or use on the premises. It is the responsibility of the site to evaluate their hazards. Those which fall into the category of a major hazard site must produce a safety case which contains the evaluation of the hazards, an assessment of the consequences of the most serious credible incidents which can occur, both on and off site, and a description of the emergency plan which they have in place to deal with them. The safety case must be submitted to the national regulator, who acts on behalf of the local authority. The site is also expected to communicate the relevant aspects of its emergency plan to the local community. All BP Amoco sites in Europe are in compliance with the Seveso Directive as enacted in each specific country. The European Union has now adopted a revised Seveso Directive known as the Control of Major Accident Hazards Regulation, which came into force in February 1999. The main objective of this revision is to ensure that effective safety management systems are in place.

     The European Commission is committed to issue in early 2000 a `white (consultation) paper' on the scope for proposing a harmonized EU approach to liability for environmental damage. This follows a `green (discussion) paper' in 1992 that focused on a strict liability approach.

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

MANAGEMENT OF HEALTH, SAFETY AND ENVIRONMENTAL ISSUES

     The Group's world-wide HSE policy is developed within a framework set by BP Amoco p.l.c.'s board of directors. The policy is implemented through targets in the corporate and business performance contracts and programmes ranging from pollution prevention through safety management and product stewardship. Each part of the BP Amoco Group reviews its own performance and an assurance report is presented annually to the Group Chief Executive. The Ethics and Environment Assurance Committee of the board of directors, comprising six non-executive directors, reviews policies and processes which bear upon the Group's health, safety and environmental relationships.

                  ADDITIONAL FACTORS WHICH MAY AFFECT BUSINESS

     In order to utilize the `Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP Amoco is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of BP Amoco and certain of the plans and objectives of BP Amoco with respect to these items. These statements may generally, but not always, be identified by the use of words such as `anticipates' `should', `expects', `estimates', `believes' or similar expressions. In particular, among other statements, (i) certain statements in Item 1 - Description of Business and Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations with regard to management aims and objectives, planned expansion, investment or other projects, expected or targeted production volume, capacity or rate, the date or period in which production is scheduled or expected to come on stream or a project or action is scheduled or expected to be completed, and statements regarding the benefits of the merger with ARCO; and (ii) the statements  in  Item 9 -  Management's  Discussion  and  Analysis  of  Financial
Condition and Results of Operations including the statements under `Outlook' with regard to trends in results of operations, margins overall market trends, costs, dividends, returns, risk management and exchange rates, are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP Amoco. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors, natural disasters and other changes to business conditions; and other factors discussed elsewhere in this report. In addition to factors set forth elsewhere in this report, the following are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

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

     Approximately 200 lawsuits were filed in State and Federal Courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies which own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP Amoco owns a 50% interest in Alyeska through a subsidiary of BP America Inc. Alyeska and its owners have settled all of the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages which it has incurred. If any claims are asserted by Exxon which affect Alyeska and its owners, BP Amoco would defend the claims vigorously.

     The Internal Revenue Service (IRS) has challenged the application of certain foreign income taxes as credits against BP Amoco Corporation's US taxes that otherwise would have been payable for the years 1980 to 1992. On June 18, 1992, the IRS issued a statutory Notice of Deficiency for additional taxes in the amount of $466 million, plus interest, relating to 1980 to 1982. BP Amoco filed a petition in the US Tax Court contesting the IRS statutory Notice of Deficiency. Trial on the matter was held in April 1995, and a decision was rendered by the US Tax Court in March 1996, in BP Amoco's favour. The IRS appealed the Tax Court's decision to the US Court of Appeals for the Seventh Circuit and on March 11, 1998, the Seventh Circuit affirmed the Tax Court's prior decision. A comparable adjustment of foreign tax credits for each year has been proposed for the years 1983 to 1992 based upon subsequent IRS audits. In November 1999, BP Amoco Corporation reached an agreement with the IRS that effectively resolves this issue at a minimal tax cost to the Company. On December 13,1999 the parties filed a status report with the US Tax Court for the years 1983-1989 advising the Court that a basis for settlement had been reached and that final calculations were in the process of being prepared. Once these calculations are finalized, the parties expect to file an agreed decision document for the Court's final approval, which will then conclude the litigation.

     In February 1998, a jury in a Texas state court awarded compensatory and punitive damages in the aggregate amount of $115 million to former employees of a steel company. The plaintiffs had alleged that they suffered injuries following their use of products containing asbestos, sold during 1965 to 1983 by Carborundum, a former subsidiary of BP America Inc. These proceedings have now been settled between the parties on the basis of an annulment of the court judgement. Other such claims will be defended vigorously.

     In February 2000, the FTC filed a Complaint in the US District Court against BP Amoco and ARCO, seeking a preliminary injunction to prevent closing of the combination transaction between BP Amoco and ARCO. The Attorney Generals for the Western States also filed complaints with the same Court. The Attorney General for the State of Alaska also joined in the Court proceedings in support of the transaction. The parties agreed on March 15, 2000, to suspend the Court proceedings, pending discussions for a consent order.

     In March 2000, ExxonMobil filed a Complaint in State Court, Los Angeles, seeking declaratory and injunctive relief and specific performance against BP Amoco, ARCO and Phillips to prevent the sale of ARCO's Alaskan business to Phillips referred to in Part 1 -- Recent Developments -- The Proposed Combination of BP Amoco and ARCO. ExxonMobil allege that the proposed sale to Phillips breaches ExxonMobil's prior preferential rights to purchase the interests subject to an agreement between predecessors of ARCO and predecessors of ExxonMobil dated September 23, 1964. BP Amoco believes that this action is without merit and will defend the claim vigorously.

ITEM 4 -- CONTROL OF REGISTRANT

       The following table sets forth certain shareholding information as of March 24, 2000, concerning the directors and the secretary of BP Amoco p.l.c.

Title of class          Identity of person or group    Number owned     Percent of class
--------------          ---------------------------    ------------     ----------------
Ordinary Shares of      Directors and the
25 cents each           secretary of BP Amoco p.l.c.    5,478,669(a)    less than 1/10th of 1%

----------

(a) Includes the equivalent of 2,304,959 Ordinary Shares held by certain directors and the secretary in the form of ADSs.

     There are no interests of more than 10% of the Company's Ordinary Shares, other than Morgan Guaranty Trust Company of New York as Depositary for Ordinary Shares underlying ADSs. See Item 5 -- Nature of Trading Market.

ITEM 5 -- NATURE OF TRADING MARKET

     The primary market for the Company's Ordinary Shares is the London Stock Exchange. The Company's Ordinary Shares are a constituent element of the Financial Times Stock Exchange 100 Index. The Company's Ordinary Shares are also traded on stock exchanges in France, Germany, Japan and Switzerland.

     Trading of BP Amoco's shares on the LSE is primarily through the use of the Stock Exchange Electronic Trading Service (SETS), introduced in 1997 for the largest companies in terms of market capitalization whose primary listing is the LSE. Under SETS, buy and sell orders at specific prices may be sent to the exchange electronically by any firm which is a member of the LSE, on behalf of a client or on behalf of itself acting as a principal. The orders are then anonymously displayed in the order book. When there is a match on a 'buy' and a 'sell' order, the trade is executed and automatically reported to the LSE. Trading is continuous from 9:00 a.m. to 4:30 p.m. UK time, but in the event of a 20% movement in the share price either way the LSE may impose a temporary halt in the trading of that company's shares in the order book, to allow the market to re-establish equilibrium. Dealings in the Company's Ordinary Shares may also take place between an investor and a market-maker, via a member firm, outside the electronic order book.

     In the United States and Canada the Company's securities are traded in the form of American Depositary Shares (ADSs), for which Morgan Guaranty Trust Company of New York is the depositary (the Depositary) and transfer agent. Each ADS represents six Ordinary Shares. ADSs are listed on the New York Stock Exchange, and are also traded on the Chicago, Pacific and Toronto Stock Exchanges.

     The Ordinary Shares represented by ADSs issued pursuant to the merger between BP and Amoco were issued in bearer form at the time of the merger. As at March 24, 2000, 5,411,636,254 Ordinary Shares in bearer form are held by the Depositary in London, with 32,507,346 Ordinary Shares being held by Boston Equiserve Limited, as exchange agent on behalf of Amoco shareholders that have yet to exchange their Amoco shares for BP Amoco ADSs.

     With effect from 4 October 1999, BP Amoco subdivided (or split) its ordinary share capital. As a result, the number of ordinary shares held at the close of business on Friday October 1, 1999 doubled. This resulted in holders of ADSs receiving a two-for-one stock split. Therefore, for every ADS held before the stock split, a holder received an additional ADS.

     The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares of The British Petroleum Company p.l.c. for 1997 and 1998, and of BP Amoco p.l.c. for 1999 and 2000. These are derived from the Daily Official List of the LSE, and the highest and lowest sales prices of ADSs as reported on the New York Stock Exchange composite tape. The information in this table has been restated to reflect the subdivision of Ordinary Shares on October 4, 1999.

                                                                             American
                                                                            Depositary
                                                     Ordinary Shares          Shares (a)
                                                     ---------------      ---------------
                                                     High        Low      High        Low
                                                     ----        ---      ----        ---
                                                         (Pence)             (Dollars)
1998: First quarter.......................         466.75     373.00     48.00      36.88
      Second quarter......................         484.25     415.50     48.66      41.44
      Third quarter.......................         455.00     368.50     45.88      36.50
      Fourth quarter......................         478.25     407.50     47.69      40.72
1999: First quarter.......................         539.50     411.00     52.66      40.19
      Second quarter......................         595.50     504.75     57.69      47.00
      Third quarter.......................         642.50     532.50     61.16      52.50
      Fourth quarter......................         643.50     538.00     62.63      51.38
2000: First quarter (through March 24)....         602.00     444.50     60.63      43.13

----------

(a)  An ADS is equivalent to six Ordinary Shares.

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

     On March 24, 2000,  921,098,875 ADSs (equivalent to 5,526,593,250  Ordinary
Shares or some 28.4% of the total) were outstanding and were held by approximately 121,000 ADR holders. Of these, about 119,000 had registered addresses in the USA at that date.

     On March 24, 2000 there were approximately 372,000 holders of record of Ordinary Shares. Of these holders, around 1,200 had registered addresses in the United States and held a total of some 3,662,000 Ordinary Shares. In addition, certain accounts of record with registered addresses other than in the United States hold Ordinary Shares, in whole or in part, beneficially for United States persons.

ITEM 6-- EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

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

UK TAXATION OF DIVIDENDS

POSITION FOR DIVIDENDS PAID BEFORE APRIL 6, 1999

     BP Amoco p.l.c. was required, when paying a cash dividend, to account to the UK Inland Revenue for a payment of advance corporation tax (ACT). The rate of ACT was 1/4 of the net dividend (equivalent to 20% of the combined dividend and ACT).

     Under UK law, an individual shareholder resident in the UK for UK income tax purposes is treated as having taxable income equal to the sum of any dividend paid plus a tax credit equal (before April 6, 1999) to 1/4 of the amount of the net dividend. The tax credit was available to be set against the individual's tax liability on the dividend, and might in appropriate cases be refunded. A UK resident corporate shareholder will not generally be liable to UK corporation tax on any dividend received.

     Under the Convention, a beneficial owner of the Company's shares who for the purposes of the Convention is not a US corporation owning directly or indirectly 10% or more of the Company's voting stock, and who is a resident of the USA and is not a resident of the UK (a US Holder) and whose holding of the Company's shares is not effectively connected with (i) a permanent establishment in the UK through which the US Holder carries on a business in the UK, or (ii) a fixed base from which the US Holder performs independent personal services in the UK, will generally be entitled to receive from the UK Inland Revenue, in addition to any dividend paid by the Company, an amount equal to the tax credit available to individual shareholders resident in the UK in respect of such dividend, less a withholding tax equal to 15% of the aggregate of such tax credit and such dividend (the Refund).

     For example, a dividend of $8.00 would entitle such a US Holder to receive a Refund of $0.50 (a tax credit of $2.00, less a withholding of $1.50), giving a total net receipt, after UK taxes but before US taxes, of $8.50.

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

     Arrangements existed with the UK Inland Revenue under which a holder of ADRs resident in the USA that was (i) a US corporation whose business was not managed and controlled in the UK, (ii) an individual resident in the USA and not resident in the UK, or (iii) a trust or estate, all the beneficiaries of which were resident in the USA, would receive payment of the Refund to which such holder was entitled, together with payment of the associated cash dividend, provided that the holder was not subject to the special rules described in the preceding paragraph, completed the declaration on the reverse of the dividend check and presented the check for payment within three months from its date of issue. The holder had to declare, among other things, that he was neither engaged in business nor performing independent personal services through a permanent establishment or fixed base in the UK. These arrangements were terminated by the UK Inland Revenue with effect from April 6, 1999.

     A US Holder who did not receive the Refund to which such US Holder is entitled must, in order to obtain payment, file in the manner and at the time described in Revenue Procedure 80-18, 1980-1 C.B. 623 (as modified by Revenue Procedure 81-58, 1981-2 C.B. 678 and Revenue Procedure 84-60, 1984-2 C.B. 504,
clarified and amplified by Revenue Procedure 90-61, 1990-2 C.B. 657 and as recently modified by Revenue Procedure 2000-13, 2000-6 I.R.B. 515), a claim for payment identifying the dividends with respect to which the ACT was paid. The first claim by such a US Holder for a payment is made by sending the appropriate UK tax form in duplicate to Philadelphia Service Center, Foreign Certification Unit, P.O. Box 16347, DP535B, Philadelphia, PA19114. Forms may be obtained from the IRS Assistant Commissioner (International), 950 L'Enfant Plaza South, S.W., Washington, D.C. 20024. If the US Holder qualifies as a US resident, the Internal Revenue Service (IRS) will certify the form to that effect and forward it to the UK tax authorities. Claims must be made within six years of the end of the UK year of assessment (generally the 12-month period ending April 5 in each year) in which the related dividend was paid. As a claim is not considered made until the UK tax authorities receive the appropriate form from the IRS, forms should be sent to the IRS well before the end of the applicable limitation period. Any Refund claim by a US Holder after the first claim should be filed directly with the Financial Intermediaries and Claims Office (International), FitzRoy House, PO Box 46, Nottingham, NG2 1BD, England.

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

POSITION FOR DIVIDENDS PAID ON OR AFTER APRIL 6, 1999

     The Finance (No 2) Act 1997 introduced new legislation which significantly altered the tax treatment of dividends paid on or after April 6, 1999. As from that date the tax credit for an individual shareholder resident in the UK is reduced to 1/9 (or 10% of the net dividend plus the tax credit) of the amount of the net dividend. This tax credit continues to be available to set against the individual's tax liability on the dividend, but is no longer refundable to the individual.

     For a US Holder as defined above this amendment has the effect of reducing the Refund available under the Convention to nil, since the amount of the withholding tax (at 15%) exceeds the 10% tax credit available to individual shareholders resident in the UK. Following the example given above, a dividend of $8.00 will result in a net receipt after UK tax but before US tax of $8.00, rather than $8.50 (the withholding tax does not reduce the dividend below the net dividend of $8.00).

     The Finance Act 1998 also abolished the requirement for UK companies to pay ACT on cash dividends as from April 1, 1999. This does not affect the tax treatment of dividends described above.

     Dividends (including amounts in respect of the tax credit and any amounts withheld) must be included in gross income by a shareholder subject to US taxation and will generally be treated as foreign source 'passive income' or, in the case of certain US holders, 'financial services income' for Federal income tax purposes. Such dividends will generally not be eligible for the dividends received deduction allowed to US corporations. The IRS has recently confirmed, in Revenue Procedure 2000-13, 2000-6 I.R.B. 515, that, in the case of qualifying US holders, subject to certain limitations, the UK withholding tax as determined by the convention (i.e. an amount equal to 1/9 of the cash dividend) will be treated as a foreign income tax that is eligible for credit against the US holders' federal income tax. To qualify for such credit, US holders must make an election on Form 8833 (Treaty-Based Return Position Disclosure), which must be filed with their tax return, in addition to any other filings that may be required. At the end of the calendar year during which the dividends are paid, US holders will receive a Form 1099 confirming the amount of dividends received.

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

FOREIGN INCOME DIVIDENDS

     The Finance Act 1994 introduced new legislation under which companies were able on or after July 1, 1994 to elect to pay a 'foreign income dividend' with special tax treatment. ACT would be payable by the Company on such a dividend, but surplus ACT not creditable against mainstream corporation tax liabilities may be repayable to the Company later, based on the extent to which the dividend was shown to have been paid out of sufficiently taxed foreign source profits. Shareholders would obtain no tax credit. However, they would be treated for UK tax purposes as having received income which had suffered tax at 20%. No Refund would be available to US Holders in respect of any such dividends. BP Amoco did not elect to pay a foreign income dividend.

     The Finance (No. 2) Act 1997 repealed the foreign income dividend legislation with effect from April 6, 1999.

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

ITEM 8 -- SELECTED FINANCIAL DATA

SUMMARIZED FINANCIAL INFORMATION

     The information shown below for 1999, 1998 and 1997 has been extracted or derived from the audited financial statements of the BP Amoco Group presented elsewhere herein. The information for 1996 and 1995 has been extracted from the Annual Report on Form 20-F for the year 1998 which has been filed with the Securities and Exchange Commission, as restated to conform with the accounting presentation adopted in this annual report.

                                                      Years ended December 31,
                                          -----------------------------------------------
                                           1999      1998       1997      1996       1995
                                          -----     -----      -----     -----      -----
                                                ($ million except per share amounts)
                                                  --------------------------------
UK GAAP
INCOME STATEMENT DATA
Turnover..............................   101,180   83,732    108,564   102,064     84,216
Less:joint ventures...................   (17,614) (15,428)   (16,804)       --         --
                                          -----     -----      -----     -----      -----
Group turnover........................    83,566   68,304     91,760   102,064     84,216
Total replacement cost operating profit(a) 8,894    6,521     10,683    10,634      8,264
Replacement cost profit before
    exceptional items (b).............     5,330    3,959      6,622     6,659      4,943
Profit for the year...................     5,008    3,220      5,673     7,417      3,700
Per Ordinary Share (c): (cents)
  Profit for the year:
  Basic...............................     25.82    16.77      29.56     38.79      19.52
  Diluted.............................     25.68    16.70      29.41     38.63      19.45
  Dividends (d).......................      20.0     19.8       18.0      15.5       13.5
BALANCE SHEET DATA
Total assets..........................    89,561   84,915     86,279    88,651     81,499
BP Amoco Shareholders' interest.......    43,281   42,501     42,503    42,130     36,789
Finance debt due after more than one year  9,644    9,641      8,853     8,954     10,257
Debt to borrowed and invested capital (e)     18%      18%        17%       17%        22%
OTHER DATA
Per Ordinary Share: (cents)
  Replacement cost profit before
    exceptional items.................     27.48    20.62      34.51     34.82      26.09
Net cash inflow from operating
  activities(f).......................    10,290    9,586     15,558    13,679     12,682
Net cash outflow from capital expenditure
  acquisitions and disposals.............  5,142    6,520     10,056     8,056      7,183
US GAAP
INCOME STATEMENT DATA
Revenues..............................    83,566   68,304     91,760   102,064     84,216
Profit for the period.................     4,596    2,826      5,686     6,795      3,991
Comprehensive income..................     3,674    2,848      4,106     7,218      4,346
Profit per Ordinary Share(c)(g):(cents)
    Basic.............................     23.70    14.72      29.62     35.54      21.05
    Diluted...........................     23.56    14.66      29.46     35.39      20.98
Profit per American Depositary Share(c)(g)(h):(cents)
    Basic.............................    142.20    88.32     177.72    213.24     126.30
    Diluted...........................    141.36    87.96     176.76    212.34     125.88
BALANCE SHEET DATA
Total assets..........................    90,342   85,538     87,076    89,934     89,929
BP Amoco Shareholders' interest.......    37,838   37,334     37,504    37,259     32,475
OTHER DATA
Net cash used in investing activities.     4,922    6,861     10,151     8,311      7,160
Net cash used in financing activities.     3,332    2,161      3,449     3,239      3,723

----------

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

(c) With effect from October 4, 1999 BP Amoco split (or subdivided) its ordinary share capital. As a result, the number of Ordinary Shares held at the close of business on Friday October 1, 1999, doubled, and holders of ADSs received a two-for-one stock split. Comparative figures for 1995 to 1998 inclusive have been restated accordingly.

(d) BP Amoco dividends per share represent historical dividends per share paid by BP for 1995 to 1998 inclusive.

(e) Finance debt due after more than one year, compared with such debt plus BP Amoco and minority shareholders' interests.

(f) The net cash inflows from operating activities are presented in accordance with the requirements of Financial Reporting Standard No. 1 (Revised 1996) issued by the UK Accounting Standards Board. For a cash flow statement prepared on a US GAAP basis see Item 18 -- Note 44 of Notes to Financial Statements.

(g) FASB Statement of Financial Accounting Standards No. 128-- 'Earnings per Share' (SFAS 128) was adopted for the accounting period ending December 31, 1997. Amounts for prior periods have been restated as required by SFAS 128.

(h) With effect from June 6, 1997 the Company split existing ADSs on a two-for-one basis so that an ADS is now equivalent to six Ordinary Shares. Comparative figures for 1995 and 1996 have been restated accordingly.

(i) The Group has adopted Financial Reporting Standard No.12 `Provisions, Contingent Liabilities and Contingent Assets' with effect from January 1, 1999. Comparative figures for 1995 to 1998 inclusive have been restated accordingly.

                                    DIVIDENDS

     BP p.l.c. paid dividends on its Ordinary Shares in each year since 1917. In 1999, there was a dividend payment in February to holders of BP p.l.c. Ordinary Shares and ADSs as at November 13, 1998. There were further dividend payments in April, June, September and December to harmonize payment dates for former BP and Amoco shareholders. In 2000 and thereafter, dividends will be paid quarterly in March, June, September and December. Until their shares have been exchanged into the form of BP Amoco ADSs, Amoco Shareholders do not have the right to receive dividends.

     BP Amoco announces dividends on Ordinary Shares in US dollars and at the same time states an equivalent sterling dividend. Prior to the fourth quarterly dividend of 1998 BP p.l.c. announced dividends in sterling. Foreign exchange rates may affect dividends paid. However, when setting the dividend the directors are mindful of dividend fluctuation in sterling terms.

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

DIVIDENDS PER AMERICAN DEPOSITARY SHARE (a)(b)

                                                          Quarterly
                                              --------------------------------
                                              First   Second    Third   Fourth    Total
                                             ------   ------   ------   ------   ------

1995..........................   UK pence      11.3     15.0     15.0     15.9     57.2
                                 US cents      18.0     24.1     23.7     24.4     90.2
                                 Can. cents    24.4     32.6     32.0     33.5    122.5
1996..........................   UK pence      15.9     18.8     18.8     19.7     73.2
                                 US cents      23.9     28.9     30.9     32.2    115.9
                                 Can. cents    32.6     39.8     41.3     43.5    157.2
1997..........................   UK pence      19.7     20.6     20.7     21.5     82.5
                                 US cents      31.9     33.6     34.6     35.3    135.4
                                 Can. cents    44.1     46.4     48.6     50.5    189.6
1998..........................   UK pence      21.5     22.5     22.5     23.0     89.5
                                 US cents      36.0     36.5     37.5     33.4    143.4
                                 Can. cents    51.4     55.3     57.8     50.0    214.5
1999..........................   UK pence      20.5     20.8     20.2     20.8     82.3
                                 US cents      33.3     33.3     33.3     33.4    133.3
                                 Can. cents    48.7     50.1     48.6     48.5    195.9

----------

(a) With effect from June 6, 1997 the Company split existing ADSs on a two-for-one basis so that an ADS is now equivalent to six Ordinary Shares. Comparative figures for 1995 and 1996 have been restated accordingly.

(b) With effect from October 4, 1999 BP Amoco split (or subdivided) its ordinary share capital. As a result, the number of Ordinary Shares held at the close of business on Friday October 1, 1999, doubled, and holders of ADSs received a two-for-one stock split. Comparative figures for 1995 to 1998 inclusive have been restated accordingly

     The share dividend plan whereby holders of Ordinary Shares could elect to receive new shares (out of unissued share capital) instead of cash dividends at a rate equivalent to the sum of the net cash dividend and related tax credit, was withdrawn following the third quarterly 1998 dividend.

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

ITEM 9 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GROUP RESULTS

                                                                 Years ended December 31,
                                                               --------------------------
HIGHLIGHTS                                                      1999      1998       1997
                                                               -----     -----      -----

Total replacement cost operating profit........... ($ million) 8,894     6,521     10,683
Replacement cost profit before exceptional items.. ($ million) 5,330     3,959      6,622
Replacement cost profit for the year.............. ($ million) 3,280     4,611      6,612
Historical cost profit for the year............... ($ million) 5,008     3,220      5,673
Profit per Ordinary Share (diluted)............... (cents)     25.68     16.70      29.41
Dividends per Ordinary Share...................... (cents)      20.0      19.8       18.0

     The Group has adopted Financial Reporting Standard No.12 `Provisions, Contingent Liabilities and Contingent Assets' with effect from January 1,1999. Comparative figures for 1998 and 1997 have been restated accordingly.

     BP Amoco's 1999 operating performance reflected the substantial benefits of restructuring and integration following the merger, together with ongoing cost control. The trading environment was broadly neutral, with higher average oil prices substantially offset by weaker downstream and chemicals margins. European currencies were significantly weaker and sterling was marginally weaker against the US dollar in 1999.

     As well as reporting net income (profit after inventory holding gains and losses, calculated on a first-in, first-out basis), and after exceptional items (as defined by UK GAAP: profits and losses on sale and termination and fundamental restructuring costs), BP Amoco also reports results on a replacement cost basis (excluding inventory holding gains and losses) and before exceptional items. In addition the Group discloses the amount and nature of special items which are non-recurring charges and credits that are not classified as exceptional items under UK GAAP, and discloses also replacement cost profit before exceptional items, after adjusting for these special items. This is done in order to provide a more comparable basis to the results and disclosures of US companies and to indicate underlying trading performance undistorted by significant restructuring, integration and other one-off charges and credits. Both exceptional and special charges have been significant in 1999. The discussion below addresses each of these various measures and disclosures.

     In 1999, replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $5,330 million compared with $3,959 million in 1998, representing an increase of 35%. In addition to exceptional items (as identified under UK GAAP), these results included net special charges of $1,210 million ($876 million after tax) in 1999 and $597 million ($469 million after tax) in 1998. The major components of the special charges in 1999 were integration costs, costs associated with the restructuring programme, write-downs in respect of asset impairments and project costs in respect of process improvement and outsourcing. The special charges in 1998 consisted principally of write-downs in respect of asset impairments. After adjusting for these special charges, the 1999 result was 40% higher than that of 1998. The return on average capital employed, based on replacement cost profit before exceptional items, was 12% (13% on an adjusted basis) representing an increase of three percentage points over 1998. The historical cost profit for 1999 was $5,008 million including inventory holding gains of $1,728 million. This compared with a profit of $3,220 million in 1998 after inventory holding losses of $1,391 million. There were net exceptional losses of $2,280 million ($2,050 million after tax) in 1999 compared with net exceptional profits in 1998 of $850 million ($652 million after tax).

     In 1999 the net exceptional losses of $2,280 million before tax comprised restructuring costs of $1,943 million and a net loss on sales of businesses and fixed assets or termination of operations of $337 million. The restructuring costs arose from restructuring activity across the Group following the merger of BP and Amoco at the end of 1998 and relate predominantly to the Group's US operations. The main areas of activity were the elimination of duplication in the former BP and Amoco operations and ongoing restructuring to adapt to the changing business environment, and some further outsourcing. The major elements of the restructuring charges comprised employee severance costs ($1,212 million) and provisions to cover future rental payments on surplus leasehold office accommodation and other property ($297 million). Also included in the restructuring charges were office closure costs, contract termination payments and asset write-offs. The cash outflow for these restructuring charges during 1999 was $976 million.

     During 1999, some 16,000 employees left the Group through severance or outsourcing arrangements. Of these, some 13,000 were based in the USA. The reductions arose mainly in Houston, Texas; Chicago, Illinois; and Cleveland and Warrensville, Ohio. Approximately 4,000 more employees had received notification of the termination of their employment by the end of 1999 and are expected to leave the Group in 2000.

     Sales of businesses and fixed assets in 1999 included the sale of distribution terminals and service stations in the USA mandated by the Federal Trade Commission in connection with the BP Amoco merger. Following completion of the merger on December 31, 1998 and in the context of low oil prices at the time, BP Amoco undertook a strategic and portfolio review in early 1999. This was completed in the Spring of 1999 and resulted, among other things, in the development of an asset divestment programme.

     The guiding principle of the strategic and portfolio review was to concentrate the combined Group's operations on areas of competitive strength and, in the upstream portfolio, to dispose of assets which would not be robustly economic on the basis of conservative assumptions about future oil prices. Under this programme the Group disposed of its Canadian oil properties, its interest in the Pedernales oil field in Venezuela and certain chemicals operations.

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

     Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) for 1998 was $3,959 million compared with $6,622 million in 1997, a fall of 40%. In addition to exceptional items these results included net special charges of $597 million ($469 million after tax) in 1998 and $133 million ($106 million after tax) in 1997. The special charges in both years consisted principally of write-downs in respect of asset impairments. After excluding these special charges, the 1998 result was 34% lower than that of 1997. The 1998 results reflected the then new requirement to capitalize certain information technology expenditure of a type which had been expensed in previous years. The amount capitalized in 1998 was some $160 million. The return on average capital employed, based on replacement cost profit before exceptional items, was 9% compared to 14% in 1997. On an adjusted basis the return on average capital employed was 10% in 1998 compared to 14% in 1997.

     The historical cost profit for 1998 was $3,220 million after inventory holding losses of $1,391 million. This compared with a profit of $5,673 million after inventory holding losses of $939 million for 1997. The results for 1998 included net exceptional profits of $850 million ($652 million after tax); those of 1997 included net exceptional profits of $128 million ($10 million loss after tax).

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

     The major elements of the net profit before tax on the sale of businesses and fixed assets in 1997 of $440 million were the sales of US exploration and production properties and an intrastate natural gas pipeline unit in Texas. The loss on sale of businesses by joint ventures relates principally to the costs of the BP/Mobil joint venture terminating base oil manufacturing operations at Llandarcy in the UK. Also in 1997, there was a net charge for refinery network rationalization of $47 million which represented the balance of the costs associated with the rationalization of the BP Amoco Group's international refining system announced in 1995. In addition, there were one-off costs associated with the setting-up of the European refining and marketing joint venture with Mobil amounting to $265 million. These costs represented the Group's share of charges for severance, restructuring, rebranding and other implementation charges.

     Capital expenditure and acquisitions in 1999 amounted to $7,345 million, 29% down on 1998, reflecting greater focus in the capital programme following the merger. Expenditure in 1999 included $400 million in respect of the Group's purchase of a significant part of Repsol YPF's share of assets in the Crescendo Resources partnership. Disposal proceeds, arising primarily from the post-merger asset divestment programme, amounted to $2,441 million. Capital expenditure net of divestments was $4,904 million (1998 $8,195 million). Within the context of the Group's targets, capital expenditure in 2000 is projected to be around $10 billion, excluding significant acquisitions, reflecting the businesses' growth agenda underpinned by continuing discipline in the capital programme.

     The total dividends announced for 1999 were $3,884 million, against $4,121 million for 1998. 1998 dividends included a second fourth-quarterly dividend to former Amoco shareholders to harmonize timing of quarterly dividend payments as a result of the merger. Dividends per share for 1999 were 20.0 cents ($1.20 per ADS) compared with 19.8 cents per share ($1.19 per ADS) for 1998. The Group also intends to continue the operation of the Dividend Reinvestment Plan (DRIP) for shareholders who wish to receive their dividend in the form of shares rather than cash. The DRIP was introduced in 1999 to replace the previous share dividend plan which was terminated owing to the abolition of UK advance corporation tax. The BP Amoco Direct Access Plan for US and Canadian investors also includes a dividend reinvestment feature.

     The Group will seek authority from shareholders at the April 2000 annual general meeting for the repurchase and cancellation of shares up to a maximum of 1,948,600,000 Ordinary Shares (approximately 10% of the ordinary issued share capital at December 31, 1999). This will allow share buybacks as and when the Group's funding position permits.

BUSINESS OPERATING RESULTS

     Total replacement cost operating profit, which is arrived at before inventory holding gains and losses, interest expense, taxation and minority interests, and before exceptional items, was $8,894 million in 1999, $6,521 million in 1998 and $10,683 million in 1997. The business results which follow are presented on this basis.

EXPLORATION AND PRODUCTION

                                                                           Years ended December 31,
                                                                           ------------------------
                                                                           1999     1998       1997
                                                                           ----    -----      -----

Total replacement cost operating profit...................   ($ million)  7,194    3,231      7,385
Results included:
   Exploration expense....................................   ($ million)    548      921        962
Key statistics:
   Average prices realized by BP Amoco : North Sea........   ($/bbl)       17.6     12.7       19.1
                                       : Alaskan North Slope ($/bbl)       16.1     12.6       19.0
                                       : US natural gas...   ($/mcf)        2.1      1.8        2.2
Crude oil production (a)..................................   (mb/d)       2,061    2,049      1,930
Natural gas production (a)................................   (mmcf/d)     6,067    5,808      5,858
Total production (a)(b)...................................   (mboe/d)     3,107    3,050      2,940

----------

(a)  Includes BP Amoco's share of associated undertakings.

(b) Expressed in thousands of barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet : 1 million barrels.

     The replacement cost operating profit for 1999 was $7,194, an improvement of 123% over the equivalent result of 1998. After adjusting for special charges of $299 million, the adjusted result of $7,493 million represented an increase of 102% on the adjusted result of $3,716 million for 1998. Special charges in 1998 amounted to $485 million. Oil realizations were $4.68 a barrel higher and North American natural gas prices were 13% above their 1998 level. These environmental benefits were significantly complemented by cost savings.

     Oil production increased slightly compared with 1998, with rising output in the Eastern Trough Area Project (ETAP) in the North Sea and at Schiehallion and Foinaven, west of Shetland, more than offsetting declines in Alaska and in the more mature North Sea fields, and the effect of the sale of our Canadian oil interests. Natural gas production increased 4.5% to just over 6 bcf/d following the start-up of a $1-billion liquefied natural gas plant in Trinidad.

     In 1999, finding and development costs averaged $3.3 a barrel of oil equivalent, representing a substantial reduction on the $4.70 per barrel in 1998. Lifting costs averaged $2.7 a barrel of oil equivalent, compared with $3.2 in 1998.

     In 1998 our upstream business performed well in a most difficult environment. Replacement cost operating profit of $3,231 million, represented a decline of 56% (50% after adjusting for net special charges) compared with 1997. Brent North Sea oil averaged $6.4 a barrel below the 1997 level while North American natural gas prices were some 40 cents per thousand cubic feet below the 1997 average. The special charges of $485 million principally comprised $200 million for the write-down of the Group's investment in A O Sidanco and $104 million for the impairment of the Opon field and $110 million for the adjacent power plant in Colombia.

     Increased production volumes, coupled with a sustained focus on costs, boosted this performance. Production grew 3.7% to 3,050 mboe/d. Production of oil, condensate and natural gas liquid increased by 6.2% to 2,049 thousand barrels a day (mb/d) from 1,930 mb/d in 1997, while natural gas production fell 0.9% to 5,808 million standard cubic feet a day (mmcf/d) from 5,858 mmcf/d because of the decline at older UK offshore fields.

     The production growth in 1998 was supported by strong performance from our 1997 start-ups, and completion of a large number of new projects in 1998. These included ETAP, Viking Phoenix, Brown and Bruce Phase 2 in the North Sea; Schiehallion and Loyal, west of Shetland; Hugoton natural gas plant in the USA; the second phase of development of the Cusiana/Cupiagua project in Colombia; and Pedernales phase 2 in Venezuela. Start-up of these projects contributed towards the transfer of 1.38 billion barrels of oil equivalent of reserves to developed status.

     In 1999, Exploration and Production's reserves replacement exceeded production for the sixth consecutive year, with 1,172 million barrels of oil equivalent added to proved reserves. The proportion of gas in these reserve additions was similar to that of 1998 at about 66%.

     Technological innovation underpinned our most significant exploration achievement in 1999 - the discovery of the largest deepwater field so far found in the Gulf of Mexico, the Crazy Horse field, in which the Group holds a 75% interest. Finding this field involved drilling through 1,800 metres (6,000 feet) of water and more than 600 metres (2,000 feet) of salt to a record depth of 7,830 metres (25,770 feet).

     Crazy Horse was only one of a number of major finds in 1999. In the Gulf of Mexico we announced the discovery of three other fields - Holstein, Atlantis and Mad Dog. In Angola our exploration success continued with eight new discoveries. Elsewhere there were large natural gas finds in Azerbaijan's offshore waters and in Australia's North West Shelf. In December 1999, a consortium, in which BP Amoco has a 35% interest, announced that it had been awarded a deep water concession offshore Brazil, the BFZ-2 block. This will be BP Amoco's second operatorship in the area.

     Also in December 1999, BP Amoco and Repsol YPF dissolved their partnership, Crescendo Resources, a major gas producer and processor in Texas and Oklahoma, USA. Subsequently, BP Amoco purchased a significant part of Repsol YPF's share of the assets from the partnership.

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

     Capital expenditure and acquisitions decreased to $4,212 million in 1999 from $6,318 million in 1998.

     In 2000, projects coming on stream are expected to include Amherstia in Trinidad and Ha'py and Baltim in Egypt. In addition, there should be a full year's production from new developments in the deepwater Gulf of Mexico.

REFINING AND MARKETING

                                                                Years ended December 31,
                                                                -----------------------
                                                                1999(a)   1998(a)  1997(a)
                                                                ----      ----     ----

Total replacement cost operating profit.......   ($ million)   1,840     2,564    2,292

Indicative industry global refining margin....   ($/bbl)        0.91      1.74     1.81
Refinery throughputs..........................   (mb/d)        2,522     2,698    2,855
Total marketing sales ........................   (mb/d)        3,186     3,137    3,083

----------

(a)  Includes BP Amoco's share of the BP/Mobil joint venture.

     In 1999, Refining and Marketing achieved a highly competitive adjusted return (i.e. before special charges) on fixed assets of 10% despite plummeting margins in refining, which fell by 48% compared with the previous year. Replacement cost operating profit of $1,840 million represented a decrease of 28% compared with 1998. After adjusting to exclude special charges of $242 million, Refining and Marketing's replacement cost operating profit was $2,082 million a decrease of 19% compared with 1998, reflecting the rise in the price of crude oil and refined products and consequent tightening of margins. The deterioration in the refining environment led to run cuts at a number of refineries. The pressure on marketing margins reflected rising product prices which could not be fully recovered in the market. Significant cost reductions moderated the effect of the harsher trading environment.

       Retail volumes rose while shop revenues grew faster than the market at 6%, reflecting the strength of our convenience retail business in the USA and UK. More than 170 new retail sites were opened worldwide during the year, with 90 opened in Poland, China, Venezuela and Russia. Growth in our aviation business was strong, and Air BP was recognized as the World's Best Jet Fuel Marketer by an authoritative industry survey.

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

       Marketing volumes rose in 1998 in spite of divestments across both the retail and commercial segments, with continued improvement flowing from our US and European operations. The retail business grew during the year, with volumes up 3%. The focus on growing our convenience retailing activity as one of our key strategic objectives continued. The 'Split Second' US convenience store format was rolled out in Atlanta, Georgia; Philadelphia, Pennsylvania; Chicago, Illinois; Denver, Colorado and south Florida, with high customer satisfaction ratings. Our commercial marketing activities continued to deliver strong growth in income with the drive towards customer-focused marketing solutions.

       In 1998, despite lower overall margins our refining business achieved good results. A combination of cost savings and improved operating efficiency produced a 12% improvement in total replacement cost operating profit compared with 1997.

     Capital expenditure in 1999 was $1,634 million compared with $1,937 million in 1998. The Group's capital expenditure on refinery assets, including environmental expenditures and investments in line with regulatory requirements to improve product quality, totalled $607 million in 1999 compared with $685 million in 1998. During the year we completed the repositioning of our Toledo refinery (to allow it to run on cheaper, heavy crudes) with the commissioning of a new coker unit and we began a project at Sines, Portugal, to develop a liquefied petroleum gas storage cavern facility. During the year we also began to upgrade our Bulwer Island refinery near Brisbane, Australia, to allow it to produce low sulphur fuels. This was one of a number of initiatives undertaken as part of our drive for cleaner fuels. Capital expenditure on marketing assets amounted to $1,027 million in 1999 compared with $1,252 million in the previous year.

     In December 1999, we announced that BP Amoco had agreed with ExxonMobil Corporation the principles under which their European fuels and lubricants joint venture would be dissolved in response to the European Commission's requirement in respect of the Exxon and Mobil merger. Under the agreement - which is conditional on a number of approvals from national governments and appropriate employee consultation - BP Amoco will purchase Mobil's 30% interest in the fuels business for around $1.5 billion, subject to adjustments. In addition, the two companies will divide the assets of the lubricants business broadly in line with their equity stakes (51% Mobil, 49% BP Amoco). In February 2000, the European Union's Merger Task Force gave its approval to the dissolution.

CHEMICALS

                                                                 Years ended December 31,
                                                               --------------------------
                                                                1999      1998       1997
                                                               -----     -----      -----


Total replacement cost operating profit...($ million)            686     1,100      1,530
Chemicals production (a)...   ............(thousand tonnes)   21,853    20,570     19,491

----------

(a) Includes BP Amoco share of associated undertakings and other interests in production.

     Chemicals' replacement cost operating profit was $686 million compared with $1,100 million in 1998, a decrease of 38%. After adjustment for special charges of $247 million, Chemicals' profit of $933 million in 1999 represented a decrease of 19% compared with the adjusted result of 1998 despite a 6% increase in production. Special charges in 1998 amounted to $50 million.

     Chemicals margins in several commodity product areas fell to levels below the low points seen in previous cycles. At the same time the effects of the financial crisis in Asia continued to be felt, especially in Europe, where weakness of the euro also contributed to pressure on margins. This adverse external environment was offset partially by a clear focus on cost reductions and releasing the value of the merger of BP and Amoco. Total volume of product manufactured rose by 6% to an all-time record of 21.9 million tonnes as new capacity came on stream and production reliability increased. These increases in production were partly offset by disposals.

     In 1998, margins for most commodity chemicals deteriorated compared with 1997. This reflected increased industry capacity, weak demand in Europe and the financial crisis in Asia. These factors were offset to some extent by our continued focus on self-help initiatives, such as cost reduction, and by the benefits of our investment in proprietary technology.

     The total volume of product manufactured rose by 6% in 1998, principally reflecting our styrenics acquisition in early 1998. As a result of all these factors total replacement cost operating profit was $1,100 million compared with $1,530 million in 1997.

     In 1999 we disposed of the Verdugt acid salts business in Europe, the Plaskon electronic materials business based in the USA and Singapore, our share of the olefins cracker in Wilton, UK, the US Fibers and Yarns business and the Plaspack Kunststoffe plastic net and webbing business and we completed the sale and leaseback of railcars in the USA. In addition, we announced the closure of our joint-venture Singapore aromatics complex. In 2000, BP Amoco refinanced the entity's bank loans and sold its interest in the entity to ExxonMobil, resulting in a loss of $218 million ($148 million after tax).

     In 1998, divestments included the Adibis lubricants and fuel additives business and speciality chemicals distribution businesses in Europe and Australasia. During 1997 BP Amoco sold its advanced materials and phenolic resins business in the UK.

     Capital expenditure and acquisitions in 1999 was $1,215 million compared with $1,606 million in 1998.

     In 1999, a number of new chemicals projects aimed at strengthening our portfolio were sanctioned or announced, including a new 250,000 tonnes a year linear alpha-olefins plant in Alberta, Canada, and the expansion of trimellitic anhydride capacity at our plant in Joliet, Illinois.

     In China our 150,000-tonnes-a-year acetic acid joint venture with Sinopec at Yaraco was commissioned early in the year. Another joint venture with Sinopec
- the detailed planning phase of a world-scale 900,000-tonnes-a-year ethylene cracker and derivative product units near Shanghai - received official approval in the Autumn. Start-up is expected in 2005.

     During 1998 we acquired Styrenix Kunststoffe. Projects completed in 1998 included the purified terephthalic acid unit and paraxylene unit at Geel, a new metaxylene plant at Texas City, and the first stage of the planned $825 million investment programme in the UK.

OTHER BUSINESSES AND CORPORATE

                                                                 Years ended December 31,
                                                               --------------------------
                                                                1999      1998       1997
                                                               -----     -----      -----

Replacement cost operating loss........  ($ million)             826       374        524

     Other Businesses and Corporate comprises Finance,  BP Solarex,  the Group's
coal  asset,   interest  income  and  costs  relating  to  corporate  activities worldwide.

     The net cost of Other Businesses and Corporate in 1999 amounted to $826 million. This included special charges of $398 million. The net cost of Other Businesses and Corporate of $374 million for 1998 included $50 million for integration costs in respect of the BP Amoco merger. 1998 benefited from the capitalization of IT expenditure amounting to $65 million which would have been expensed in earlier periods.

INTEREST EXPENSE

     Interest expense was $1,316 million compared with $1,177 million in 1998. These amounts included special charges of $24 million and $12 million respectively, arising from the early redemption of bonds. After adjusting for these special charges, the increase in Group interest expense in 1999 reflected lower capitalized interest and higher average debt, the effects of which were partly offset by lower interest rates.

     Interest expense in 1998 was $1,177 million compared with $1,035 million in 1997. The increase reflected higher average debt, partly offset by lower interest rates.

TAXATION

     The charge for corporate taxes in 1999 was $1,880 million compared with $1,520 million in 1998, and $3,013 million in 1997. The effective tax rate on historical cost profit was 27% in 1999, 32% in 1998 and 34% in 1997. The lower rate in 1999 reflected the effect of inventory holding gains not taxed, whereas in 1998 there were unrelieved inventory holding losses; this difference between the two years was partly offset by the relatively low tax relief on net exceptional losses in 1999 and the absence of tax credits in 1998.

     The effective tax rate on replacement cost profit before exceptional items was 28%, compared with 25% in 1998 and 30% in 1997. The increase in effective rate in 1999 over 1998 reflected the effects of tax on inventory holding gains which do not form part of the replacement cost profit before exceptional items. The reduction from 1997 to 1998 reflected the effects of tax relief on inventory holding losses and timing benefits.

BP AMOCO GROUP'S FINANCIAL CONDITION

CASH FLOW

                                                                 Years ended December 31,
                                                               --------------------------
                                                                1999      1998       1997
                                                               -----     -----      -----
                                                                        ($ million)

Net cash inflow from operating activities...................  10,290     9,586     15,558
Net cash (outflow) inflow...................................     (82)     (906)       878

     Net cash outflow for 1999 was $82 million compared with $906 million in 1998. The change reflected improved operating results and lower net capital expenditure, partly offset by restructuring and integration costs and higher dividend payments.

     Net cash inflow from operating activities increased to $10,290 million in 1999 from $9,586 million in 1998. The main factors in this improvement were increased operating earnings offset to a large extent by an increase in the funding requirement for working capital caused by the increase in oil prices.

     Dividends from joint ventures and associated undertakings increased from $966 million in 1998 to $1,168 million in 1999. The principal factor in this increase was improved results from the BP/Mobil joint venture partially offset by a decrease in dividends from other associated undertakings. The net cash outflow from servicing of finance and return from investments increased to $1,003 million from $825 million in 1998, principally as a result of higher interest payments being made on the higher average level of debt. Tax payments fell from $1,705 million in 1998 to $1,260 million in 1999 reflecting a degree of lag in the timing of tax payments.

     Payments for capital expenditures on fixed assets net of proceeds from sales of fixed assets, amounted to $5,385 million, a reduction of $1,913 million on 1998. This reduction was a result of the Group's decision to increase the focus of its capital programme.

     Acquisitions and disposals of businesses produced a net cash inflow of $243 million compared with $778 million in 1998. The major element of this reduction in cash inflow was the turnaround of the funding of joint ventures from a net release of funds in 1998 of $708 million to a net requirement of $750 million in 1999. This increase in cash outflow was partially offset by an increase in proceeds from the sale of businesses which amounted to $1,292 million in 1999 compared with $780 million in 1998. Also within this net reduction were cash outflows for acquisitions and investments in associated undertakings which amounted to $299 million, a decrease of $411 million over 1998.

     Dividend payments increased by $1,727 million to $4,135 million in 1999. This reflected the termination of the former BP share dividend plan and the fifth dividend payment in 1999 due to the harmonization and acceleration of the payment timetable.

     Net cash outflow for 1998 was $906 million, compared with an inflow of $878 million in 1997. The change reflected lower operating cash flow resulting from lower income and a smaller reduction in working capital requirements than in 1997, partially offset by a turnaround in the funding position of the BP/Mobil joint venture, lower net capital expenditures and lower tax payments.

     Net cash inflow from operating activities fell from $15,558 million in 1997 to $9,586 million in 1998. Most of this decrease was caused by the effect on profits of the deterioration in the operating environment for all of our businesses. The requirement for funding working capital decreased in 1998 by $352 million, compared with a reduction of $1,779 million in 1997.

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

     Payments for capital expenditures on fixed assets and purchase of shares for employee share schemes, net of proceeds from sales of fixed assets, amounted to $7,298 million in 1998. This represented a small decrease over the net payments of $7,432 million in 1997.

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

     The Group's finance debt is almost entirely in US dollars. Net debt, that is debt less cash and liquid resources, was $12,993 million at the end of 1999, an increase of $113 million over the year. The ratio of net debt to net debt plus equity was 23%, the same as a year ago.

     At December 31, 1999 contracts had been placed for authorized future capital expenditure estimated at $2,544 million, mainly in respect of exploration and production activities. Such expenditure is expected to be financed largely by cash flow from operating activities. At December 31, 1999, the Group had available undrawn committed borrowing facilities of $3,000 million ($2,800 million at December 31, 1998).

     BP Amoco has in place a Debt Issuance Programme (the Programme). Under the Programme certain subsidiaries of the Group may from time to time issue debt securities guaranteed by the Company. The debt may have a minimum maturity of one month and no maximum maturity. Aggregate debt outstanding under the Programme will not at any time exceed $4 billion or the equivalent in other currencies. At March 24, 2000, the amount drawn down against this Programme was $2,705 million.

OUTLOOK

     Crude oil prices continue to respond to OPEC's supply side management and, though inventories have been substantially reduced, the market remains orderly. Continuing OPEC restraint, together with firm underlying demand, is expected to lead to short-term robustness in the oil price, though volatility is to be expected, dependent on weather and market sentiment.

     Natural gas prices are expected to show normal seasonal variation.

     Downstream, the development of marketing margins is expected to depend upon future movements in crude oil and hence product prices. Refining margins are expected to remain volatile.

     In Chemicals, margins are expected to respond to developments in feedstock costs assuming firmness in demand. Surplus industry capacity, particularly new capacity coming on stream in the second half of 2000, together with continuing euro weakness, are expected to limit upside potential.

     The foregoing discussion focuses on certain trends and general market and economic conditions and outlook on production levels or rates, prices and margins and, as such, are forward-looking statements that involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied by these discussions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP Amoco. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors, natural disasters and other changes to business conditions; and other factors discussed elsewhere in this report. For a discussion of additional factors that may affect the above discussion, see Item 1 -- Description of Business -- Additional Factors Which May Affect Business.

FINANCIAL RISK MANAGEMENT

     The Group's policy is to co-ordinate certain key activities on a global basis in order to optimize its financial position and performance. These include the management of the currency, maturity and interest rate profile of borrowing, cash, other significant financial risks and relationships with banks and other financial institutions. International oil trading and risk management relating to the businesses' commercial operations are carried out by the Group's oil trading divisions.

     BP Amoco is exposed to financial risks, including market risk, credit risk and liquidity risk, arising from the Group's normal business activities. These risks and the Group's approach to dealing with them are discussed below.

MARKET RISK

     Market risks include the possibility that changes in currency exchange rates, interest rates or oil and gas prices will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. Market risks are managed using a range of financial and commodity instruments including derivatives. We also trade derivatives in conjunction with these risk management activities.

CURRENCY EXCHANGE RATES

     Fluctuations in exchange rates can have significant effects on the Group's operating results. The effects of most exchange rate fluctuations are subsumed within business operating results through changing cost competitiveness, lags in market adjustment to movements in rates, and conversion differences accounted for on specific transactions. For this reason the total effect of exchange rate fluctuations is not identifiable separately in the Group's reported results.

     The main underlying economic currency of the Group's cash flows is the US dollar and the Group's borrowings are predominantly in US dollars. Our foreign exchange management policy is to minimize economic and material transactional exposures from currency movements against the US dollar.

     The Group co-ordinates the handling of foreign exchange risks centrally, by netting off naturally occurring opposite exposures wherever possible, to reduce the risk, and then dealing with any material residual foreign exchange risks. Significant residual non-dollar exposures are managed using a range of derivatives. See Item 9A -- Quantitative and Qualitative Disclosures about Market Risk.

INTEREST RATES

     The BP Amoco Group is exposed to interest rate risk on short- and long-term floating rate instruments and as a result of the refinancing of fixed rate finance debt. Consequently, as well as managing the currency and maturity of debt, the Group manages interest costs through the balance between generally lower-cost floating rate debt, which has inherently higher risk, and generally more expensive, but lower-risk, fixed rate debt. The Group is exposed predominantly to US dollar LIBOR (London Inter-Bank Offer Rate) interest rates as borrowings are mainly denominated in, or are swapped into, US dollars.

     The BP Amoco Group uses derivatives to achieve the required mix between fixed and floating rate debt. During 1999, debt policy was to keep floating rate debt below an upper limit of 65% of total net debt. Actual floating rate debt for the year was in the range of 47-53%.

OIL AND NATURAL GAS PRICES

     BP Amoco's oil trading division uses financial and commodity derivatives as part of the overall optimization of the value of the Group's equity oil production and as part of the associated trading of crude oil, products and related instruments. The Group also uses financial and commodity derivatives to manage certain of its exposures to price fluctuations on natural gas transactions.

MARKET RISK MANAGEMENT AND TRADING

     In market risk management and trading, only well-understood, conventional derivative instruments are used. These include futures and options traded on regulated exchanges and `over-the-counter' swaps, options and forward contracts.

     Where derivatives constitute a hedge, the Group's exposure to market risk created by the derivative is offset by the opposite exposure arising from the asset, liability, cash flow or transaction being hedged. By contrast, where derivatives are held for trading purposes, changes in market risk factors give rise to realized and unrealized gains and losses, which are recognized in the current period.

     All financial instrument and derivative activity, whether for risk management or trading, is carried out by specialist teams which have the appropriate skills, experience and supervision. These teams are subject to close financial and management control, meeting generally accepted industry practice and reflecting the principles of the Group of Thirty Global Derivatives Study recommendations. An independent control function monitors compliance with BP Amoco's policies.

     The control framework includes prescribed trading limits that are reviewed regularly by senior management, daily monitoring of risk exposure, marking trading exposures to market and reviewing open positions to assess the Group's exposure in potentially adverse situations.

     Further details of BP Amoco's use of derivatives appear in Item 9A -- Quantitative and Qualitative disclosures about Market Risk, and in Item 18 --
Note 28 of Notes to Financial Statements.

CREDIT RISK

     Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group's normal commercial operations is controlled by individual operating units within guidelines. In addition, as a result of the use of financial instruments, including derivatives, to manage market risk, the Group has credit exposures through its dealings in the financial and specialized oil and gas markets. The Group controls the related credit risk by entering into contracts only with highly credit-rated counterparties and through credit approvals, limits and monitoring procedures, and does not usually require collateral or other security. Counterparty credit validation, independent of the dealers, is undertaken before contractual commitment. The Group has not experienced material non-performance by any counterparty.

LIQUIDITY RISK

     Liquidity risk is the risk that suitable sources of funding for the Group's business activities may not be available. The Group has long-term debt ratings of Aa1 and AA+ assigned respectively by Moody's and Standard and Poor's. The Group has access to a wide range of funding at competitive rates through the capital markets and banks. It co-ordinates relationships with banks, borrowing requirements, foreign exchange requirements and cash management centrally. The Group believes it has access to sufficient funding and has also undrawn committed borrowing facilities to meet currently foreseeable borrowing requirements. At December 31,1999, the Group had available undrawn committed facilities of $3 billion. These committed facilities, which are mainly with a number of international banks, expire in 2000. The Group expects to renew the facilities on an annual basis.

INSURANCE

     The Group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered economic for the Group. Losses will therefore be borne as they arise rather than being spread over time through insurance premia. The position is reviewed periodically.

MILLENNIUM IT RISK

     The Year 2000 issue, which stems from computer programs written using two digits rather than four to define the applicable year, could have resulted in processing faults on the change of century, producing a wide range of consequences.

     To avoid any such consequences, BP Amoco undertook a Group-wide risk-based review of its computer systems and process control equipment and developed and implemented plans to remediate potential Year 2000-related faults by replacement or repair. The project was designed to minimize risks arising from the Year 2000 problem which might endanger health, safety, the environment, the Group's reputation or its cash flow.

     The Year 2000 programme covered IT application systems and infrastructure, process control systems and embedded microprocessors in plants, oil and gas fields and building facilities, and an assessment of the readiness of our critical suppliers, customers, joint venturers and partners. Contingency plans were developed to manage any risk associated with our operations or third party dependencies.

     In the event, the Group achieved a smooth and successful transition into 2000. In addition to dealing with the specific Year 2000 risk, important additional benefits were seen from the Year 2000 programme in a number of different areas across the Group.

     A critical point has been passed successfully, but the Group is maintaining an appropriate level of vigilance to deal with any consequential Year 2000 effects, especially from third parties, which may yet emerge.

     The total cost of the Group's Year 2000 programme was $335 million, which includes some minor expenditure in the first few months of 2000. These costs are charged against income in the period in which they are incurred.

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

     BP Amoco's commercial and financial processes were successfully adapted to allow its European operations to undertake transactions in the euro and capture competitive advantage offered by the new currency, from January 1, 1999. In common with experience generally across Europe, the actual level of transactions in euros for our businesses has until now been low. The currency of accounting records and the related systems will be converted during the transition period, which ends on January 1, 2002. The capability to conduct business in national currencies will be retained as long as necessary. The costs associated with the euro programme are estimated at $100 million, of which some $26 million had been incurred and expensed by the end of 1999.

     It is difficult to predict whether the euro will affect the level or volatility of foreign exchange rates. However, we do not expect that the introduction of the euro will have a significant effect on the Group's results of operations, its financial position or liquidity.

ENVIRONMENTAL INVESTMENT

                                                                 Years ended December 31,
                                                               --------------------------
                                                                1999      1998       1997
                                                               -----     -----      -----
                                                                        ($ million)

Operating expenditure (a)...................................     414       446        477
Capital expenditure (b).....................................     246       426        376
Clean-ups...................................................      92       129        129

----------

(a) Expenditure for 1999 includes $15 million (1998 $44 million and 1997 $10 million) incurred by the BP/Mobil joint venture

(b) Expenditure for 1999 includes $84 million (1998 $89 million and 1997 $69 million) incurred by the BP/Mobil joint venture.

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

     In 1999, environmental operating expenditure and amounts spent on clean-ups were slightly lower than 1998. The reduction in capital expenditure reflects the completion of a number of capital projects at the end of 1998. Similar levels of operating and capital expenditure are expected in the foreseeable future. In addition to operating and capital expenditure, we create provisions for future environmental remediation. Expenditure against such provisions is normally incurred in subsequent periods and is not included in environmental operating expenditure reported for such periods.

     Provisions for environmental remediation are made when a clean-up is probable and the amount reasonably determinable. Generally, their timing coincides with commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. These provisions are usually set up on a discounted basis, as required by Financial Reporting Standard No.12, `Provisions, Contingent Liabilities and Contingent Assets'.

     The extent and cost of future remediation programmes are inherently difficult to estimate. They depend on the scale of any possible contamination, the timing and extent of corrective actions, and also the Group's share of the liability. Although the cost of any future remediation could be significant, and may be material to the result of operations in the period in which it is recognized, we do not expect that such costs will have a material effect on the Group's financial position or liquidity. We believe our provisions are sufficient for known requirements, and we do not believe that our costs will differ significantly from those of other companies engaged in similar industries or that our competitive position will be adversely affected as a result.

     With effect from January 1, 1999 BP Amoco adopted Financial Reporting Standard No. 12 which requires that the Group now provide fully for the cost of decommissioning oil and gas production facilities and related pipelines on a discounted basis at the commencement of production.

     Further details of decommissioning  and environmental  provisions appear in
Item 18 -- Note 27 of Notes to Financial Statements. See also Item 1 -- Description of Business -- Environmental Protection.

ITEM 9A -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     BP Amoco is exposed to a number of different market risks arising from the Group's normal business activities. Market risk is the possibility that changes in currency exchange rates, interest rates or oil and natural gas prices will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. The Group has developed policies aimed at managing the volatility inherent in certain of these natural business exposures and in accordance with these policies the Group enters into various transactions using derivative financial and commodity instruments (derivatives). Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices which are defined in the contract. We also trade derivatives in conjunction with these risk management activities.

     In market risk management and in trading, only well-understood, conventional derivative instruments are used. These include futures and options traded on regulated exchanges, and 'over-the-counter' swaps, options and forward contracts.

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

     Further   information   about  BP  Amoco's   use  of   derivatives,   their
characteristics,  and the  accounting  treatment  thereof is given in Item 18 --
Note 1 and Note 28 of Notes to Financial Statements.

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

     The underlying economic currency of the Group's cash flows is mainly the US dollar. This is because BP Amoco's major product, oil, is priced internationally in US dollars. BP Amoco's foreign exchange management policy is to minimize economic and material transactional exposures from currency movements against the US dollar. The Group co-ordinates the handling of foreign exchange risks centrally, by netting off naturally occurring opposite exposures wherever possible, to reduce the risk, and then dealing with any material residual foreign exchange risks. Significant residual non-dollar exposures are managed using a range of derivatives. The most significant of such exposures are the sterling-based capital leases, that part of the quarterly dividend which is paid in sterling, the sterling cash flow requirements for UK Corporation Tax, and the capital expenditure and operational requirements of Exploration, mainly in the UK. In addition, most of the Group's borrowings are in US dollars, are hedged with respect to the US dollar, or are swapped into dollars where this achieves a lower cost of financing. At December 31, 1999 the total of foreign currency borrowings not swapped into dollars amounted to $275 million. The principal element of this is $90 million of borrowings in Malaysian ringgits.

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

     For forwards, the tables present the notional amounts and weighted average contractual exchange rates by contractual maturity dates and exclude forwards that have offsetting positions. Only significant forward positions are included in the tables. The notional amounts of forwards are translated into US dollars at the exchange rate included in the contract at inception. The majority of the sterling contracts consist of forwards relating to sterling-based capital leases which effectively convert the lease obligation from sterling into dollars. The remaining contracts relate to sterling requirements for net operational expenditures. The fair value represents an estimate of the gain or loss which would be realized if the contracts were settled at the balance sheet date.

     For cylinders, the tables present the notional amounts of the constituent purchased call and written put option contracts at December 31, 1999 and the weighted average strike rates by contractual maturity dates. At December 31, 1999, the sterling cylinders related to the Group's expected sterling tax payments over the next year. We no longer hedge the expected sterling dividend over the next year using cylinders but hedge each quarter's sterling payment using forwards which mature within the quarter.

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

                                         Notional amount by expected maturity date
                                         -----------------------------------------
                                                                                     Fair
                                      2000     2001     2002 Thereafter    Total    value
                                     -----    -----    -----  ---------    -----    -----
                                                          ($ million)
AT DECEMBER 31, 1999
Forwards
  Receive sterling/pay US dollars
    Contract amount................. 1,674       --       --         --    1,674      (26)
    Weighted average contractual
      exchange rate.................  1.64
Cylinders
  Receive sterling/pay US dollars
  Purchased call
    Contract amount.................   286       --       --         --      286        2
    Weighted average strike rate....  1.71
  Written put
    Contract amount.................   286       --       --         --      286       (4)
    Weighted average strike rate....  1.57

INTEREST RATE RISK

     BP Amoco is exposed to interest rate risk on short- and long-term floating-rate instruments and as a result of the refinancing of fixed-rate finance debt. Consequently, as well as managing the currency and the maturity of debt, the Group manages interest costs through the balance between lower-cost floating rate debt, which has inherently higher risk, and generally more expensive but lower-risk, fixed-rate debt. The Group is exposed predominantly to US dollar LIBOR interest rates as borrowings are mainly denominated in, or swapped into, US dollars. The BP Amoco Group uses derivatives to achieve the required mix between fixed and floating rate debt. During 1999, debt policy was to keep floating rate debt below an upper limit of 65% of total net debt. Actual floating rate debt for the year was in the range of 47-53%.

     The following table shows, by major currency, the Group's borrowings at December 31, 1999 and the weighted average interest rates achieved at those dates through a combination of borrowings and other interest rate sensitive instruments entered into to manage interest rate exposure.

                                   Fixed rate debt             Floating rate debt
                             ------------------------  ----------------------------------

                              Weighted       Weighted          Weighted
                               average   average time           average
                              interest      for which          interest
                                  rate  rate is fixed  Amount      rate   Amount    Total
                              --------  -------------  ------  --------   ------    -----
                                   (%)         (Years)    ($m)       (%)     ($m)     ($m)
AT DECEMBER 31, 1999
US dollars....................       7              9   6,529         6    5,915   12,444
Sterling......................      --             --      --         6       49       49
Other currencies..............       8             31      46         6      180      226
                                                       ------             ------   ------
Total loans                                             6,575              6,144   12,719
                                                       ======             ======   ======

     The Group's earnings are sensitive to changes in interest rates over the forthcoming year as a result of the floating rate instruments included in the Group's finance debt at December 31, 1999. These include the effect of interest rate and currency swaps and forwards utilized to manage interest rate risk. If the interest rates applicable to floating rate instruments were to have increased by 1% on January 1, 2000, the Group's 2000 earnings before taxes would decrease by approximately $80 million. This assumes that the amount and mix of fixed and floating rate debt, including capital leases, remains unchanged from that in place at December 31, 1999 and that the change in interest rates is effective from the beginning of the year. Where the interest rate applicable to an instrument is reset during a quarter it is assumed that this occurs at the beginning of the quarter and remains unchanged for the rest of the year. In reality, the fixed/floating rate mix will fluctuate over the year and interest rates will change continually. Furthermore the effect on earnings shown by this analysis does not consider the effect of an overall reduction in economic activity which could accompany such an increase in interest rates.

OIL PRICE RISK

     The Group's risk management policy with respect to oil price risk is to manage only those exposures associated with the immediate operational programme for certain of its equity share of production and certain of its refinery and marketing activities. To this end, BP Amoco's oil trading division uses the full range of conventional oil price-related financial and commodity derivatives available in the oil markets.

     The derivative instruments used for hedging purposes do not expose the Group to market risk because the change in their market value is offset by an equal and opposite change in the market value of the asset, liability or transaction being hedged. The values at risk in respect of derivatives held for oil price risk management purposes are shown in isolation in the table below. The items being hedged are not included in the values at risk.

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

                                                                        1999
                                                    ---------------------------------------
                                                     High       Low    Average  December 31
                                                    -----    ------    -------  -----------
                                                                 ($ million)
Oil price contracts.........                            5         3          3            5

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

     At December 31, 1999, in addition to the swaps contracts shown in the table there were options contracts with aggregate notional amounts of $7 million and terms of up to one year.

                                                                                  Weighted
                                                              Fair value       average price
                                                Contract  -----------------  -----------------
                                 Quantity         amount    Asset Liability  Receive       Pay
                                 --------       --------  ------- ---------  -------   -------
                            (Btus trillion)(a) ($ million)     ($ million)    ($ per mmbtu)(b)
AT DECEMBER 31, 1999
Maturing in 2000
Swaps
  Receive variable/pay fixed.....     78              201       3       (10)    2.47      2.58
  Receive fixed/pay variable.....     55              138       6        (2)    2.51      2.43
  Receive and pay variable.......  1,474            3,350      36       (32)    2.28      2.27
Maturing in 2001
Swaps
  Receive variable/pay fixed.....     14               38       1        (1)    2.63      2.68
  Receive fixed/pay variable.....      6               14      --        --     2.51      2.44
  Receive and pay variable.......    252              604       9        (7)    2.41      2.40

---------------

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

                                                                     1999
                                                    ---------------------------------------
                                                     High       Low    Average  December 31
                                                    ------    -----    -------  -----------
                                                                 ($ million)
Interest rate contracts.....                            1        --          1          --
Foreign exchange contracts..                           13        --          3           1
Oil price contracts.........                           15         5          9          10

ITEM 10 -- DIRECTORS AND OFFICERS OF REGISTRANT

     There are currently 22 directors on the board.

                                                                          Initially elected
Name                                                                      or appointed
------                                                                    --------------
P D Sutherland................   Non-executive co-chairman (a)            Chairman since May 1997
                                                                          Director since July 1995
H L Fuller....................   Executive co-chairman (a)                December 1998
Sir Ian Prosser...............   Non-executive deputy chairman (a)(b)(c)  Deputy chairman
                                                                          since February 1999
                                                                          Director since May 1997
Sir John Browne...............   Executive director (Group chief          September 1991
                                 executive)
Dr J G S Buchanan.............   Executive director                       October 1996
R F Chase.....................   Executive director (Deputy group         March 1992
                                 chief executive)
W D Ford........................ Executive director                       January 2000
Dr C S Gibson-Smith...........   Executive director                       September 1997
R L Olver.....................   Executive director                       January 1998
B K Sanderson.................   Executive director                       April 1992
R S Block.....................   Non-executive director (a)(b)(d)         December 1998
J H Bryan.....................   Non-executive director (a)(c)            December 1998
E B Davis, Jr.................   Non-executive director (a)(b)(c)         December 1998
R J Ferris....................   Non-executive director (a)(b)            December 1998
C F Knight....................   Non-executive director (a)(b)            October 1987
F A Maljers...................   Non-executive director (a)(d)            December 1998
Dr W E Massey.................   Non-executive director (a)(d)            December 1998
H M P Miles...................   Non-executive director (a)(c)(d)         June 1994
Sir Robin Nicholson...........   Non-executive director (a)               October 1987
M H Wilson....................   Non-executive director (a)(c)            December 1998
Sir Robert Wilson.............   Non-executive director (a)(c)(d)         July 1998
The Lord Wright of Richmond...   Non-executive director (a)(b)(d)         October 1991
J C Hanratty..................   Secretary                                October 1994

----------

(a)  Member of the Chairman's Committee.

(b)  Member of the Remuneration Committee.

(c)  Member of the Audit Committee.

(d)  Member of the Ethics and Environment Assurance Committee.

     Mr H L Fuller and Mr W G Lowrie were appointed executive directors and Mrs R S Block, Mr J H Bryan, Mr E B Davis, Jr, Mr R J Ferris, Mr F A Maljers, Dr W E Massey and Mr M H Wilson were appointed non-executive directors of BP Amoco with effect from December 31, 1998. Mr H L Fuller was appointed executive co-chairman of the board on the same date. Mr W G Lowrie resigned as a director of BP Amoco on February 12, 1999. Mr W D Ford was appointed executive director with effect from January 1, 2000. Mr H L Fuller will resign from the Board with effect from March 31, 2000.

     BP Amoco's articles of association require directors who have held office for three years or more since they were appointed or re-elected to retire from office at the Company's annual general meeting, together with directors appointed by the board since the last annual general meeting. Retiring directors may offer themselves for re-election. The directors retiring and offering themselves for re-election at this year's meeting are Dr J G S Buchanan, R F Chase, C F Knight and The Lord Wright of Richmond. Mr W D Ford is standing for election by the shareholders.

     The biographies of the directors and the secretary are set out below.

     P D Sutherland, SC -- Peter Sutherland (53) rejoined BP's board in 1995 having previously been a non-executive director from 1990 to 1993. He was appointed chairman of BP in May 1997. He is chairman of Goldman Sachs International and is a non-executive director of Telefonaktiebolaget LM Ericsson, Investor AB and ABB. He is on the advisory board of the Council on Foreign Relations and is chairman of the Overseas Development Council.

     H L Fuller -- Larry Fuller (61) was appointed a director of Amoco in 1981 and was elected chairman and chief executive officer in February 1991. He is a non-executive director of Chase Manhattan Corporation, Chase Manhattan Bank, Motorola, Security Capital Group and Abbott Laboratories. He also serves on the boards of Catalyst, the American Petroleum Institute and the Rehabilitation Institute of Chicago, and is a trustee of The Orchestral Association.

     Sir Ian Prosser -- Sir Ian (56) joined BP's board in 1997 and was appointed deputy chairman in February 1999. He is chairman and chief executive of Bass, a non-executive director of SmithKline Beecham and vice president of the council of the Brewers and Licensed Retailers Association.

     Sir John Browne, F. Eng, -- Sir John (52) was appointed an executive director of BP in 1991 and group chief executive in 1995. He is a non-executive director of Goldman Sachs Group and Intel Corporation, a trustee of the British Museum and a member of the supervisory board of DaimlerChrysler. He is also vice president and a member of the board of the Prince of Wales Business Leaders Forum.

     Dr J G S Buchanan -- John Buchanan (56), chief financial officer, was appointed an executive director of BP in 1996. He is a non-executive director of Boots and a member of the UK Accounting Standards Board.

     R F Chase -- Rodney Chase (56), deputy group chief executive, was appointed an executive director of BP in 1992. He is a non-executive director of Diageo and the BOC Group.

     W D Ford -- Doug Ford (56), chief executive, refining and marketing, was appointed an executive director of BP Amoco with effect from January 2000. Before the merger of BP Amoco he had been an executive vice president of Amoco since 1993. He is a non-executive director of USG Corporation.

     Dr C S Gibson-Smith -- Chris Gibson-Smith (54), executive director, policies and technology, was appointed an executive director of BP in 1997. He is a non-executive director of Lloyds TSB.

     R L Olver -- Dick Olver (53), chief executive, exploration and production, was appointed an executive director of BP in January 1998. He is a non-executive director of Reuters Group.

     B K Sanderson, CBE -- Bryan Sanderson (59), chief executive, chemicals, was appointed an executive director of BP in 1992. He is chairman of Sunderland PLC, a non-executive director of Corus, president of CEFIC (the European Chemical Industry Council) and vice president of the court of governors of the London School of Economics.

     R S Block -- Ruth Block (69) joined Amoco's board in 1986. She retired as executive vice president and chief insurance officer of The Equitable in 1987. She is a non-executive director of Ecolab and 35 Alliance Capital Mutual Funds.

     J H Bryan -- John Bryan (63) joined Amoco's board in 1982. He is chairman and chief executive officer of Sara Lee Corporation and a non-executive director of Bank One Corporation, General Motors Corporation and Goldman Sachs.

     E B Davis, Jr -- Erroll B Davis, Jr (55) joined Amoco's board in 1991. He is president and chief executive officer of Alliant Energy. He is a non-executive director of PPG Industries and a member of the American Society of Corporate Executives, Association of Edison Illuminating Companies, the Wisconsin Association of Manufacturers and Commerce, the Iowa Business Council, the Edison Electric Institute and the Nuclear Energy Institute. He is also a trustee of Carnegie Mellon University.

     R J Ferris -- Richard Ferris (63) joined Amoco's board in 1981. He retired as co-chairman of Doubletree Corporation in 1997. He is a non-executive director of The Proctor & Gamble Company.

     C F Knight -- Charles Knight (64) joined BP's board in 1987. He is chairman and chief executive officer of Emerson Electric and is a non-executive director of Anheuser-Busch, Morgan Stanley Dean Witter, SBC Communications and IBM.

     F A Maljers -- Floris Maljers (66) joined Amoco's board in 1994. He is a member of the supervisory boards of SHV Holding, Vendex N.V. and KLM Royal Dutch Airlines. He is chairman of the supervisory board of the Amsterdam Concertgebouw and Rotterdam School of Management, Erasmus University.

     Dr W E Massey -- Walter Massey (61) rejoined Amoco's board in 1993 having previously been a director from 1983 to 1991. He is president of Morehouse College and is a non-executive director of Motorola, Bank of America, McDonald's Corporation, the Mellon Foundation and the Commonwealth Fund.

     H M P Miles, OBE -- Michael Miles (63) joined BP's board in 1994. He is chairman of Johnson Matthey and a non-executive director of ING Baring Holdings and BICC.

     Sir Robin Nicholson, F Eng, FRS -- Sir Robin (65) joined BP's board in 1987. He retired as chairman of Pilkington Optronics in November 1998. He is a non-executive director of Rolls-Royce and a member of the UK Government's Council for Science and Technology.

     M H Wilson -- Michael Wilson (62) joined Amoco's board in 1993. He is vice chairman and a director of RBC Dominion Securities. He is a non-executive director of Manufacturers Life Insurance Company and Rio Algom.

     Sir Robert Wilson,KCMG -- Sir Robert (56) joined BP's board in July 1998. He is chairman of Rio Tinto and a non-executive director of Diageo.

     The Lord Wright of Richmond, GCMG -- Lord Wright (68) joined BP's board in 1991, having been Permanent Under-Secretary and Head of the UK Diplomatic Service. He is a non-executive director of De La Rue.

     J C Hanratty -- Judith Hanratty (56) joined BP in London in 1986 and was appointed company secretary in October 1994. She is a nominated member of the Council of Lloyds (the London Insurance Market), a member of the Competition Commission (formerly the Monopolies and Mergers Commission), the Listing Authorities Committee of The London Stock Exchange and the Takeover Panel. She is also a governor of the College of Law and a Fellow of Lucy Cavendish College, Cambridge.

ITEM 11 -- COMPENSATION OF DIRECTORS AND OFFICERS

INTRODUCTION

     During the 12 months following the merger between BP and Amoco, the Remuneration Committee of the board (the Committee) has undertaken a comprehensive review of the way in which it determines the remuneration of executive directors and of the effectiveness of its policies for the needs of the merged company. BP Amoco competes globally for business and for customers, with each business stream of the Company now exceeding most FTSE companies in size. It also competes globally for talent, with fewer than half of its top management team being of British nationality.

     In its review the Committee was assisted by a team of independent consultants in a study of other global-scale companies, with a particular emphasis on those based in Europe. Having taken account of that study, and of the development of the Company, the Committee has concluded that an individual director's home nationality should be regarded as of secondary importance in setting remuneration. Therefore, in order to ensure greater equity at board level, all executive directors will now have their potential remuneration set against global competitive comparisons, irrespective of their own nationality. The remuneration of BP Amoco's directors will continue to be compared with the remuneration of directors in their own countries (in companies of appropriate scale and global spread) to ensure that remuneration policies and practices remain competitive in the home market. Further rigorous comparisons will then be made against an international set of appropriate companies.

     The Committee has also decided that the remuneration of executive directors should in future be managed separately from that of other senior executives. Shareholders' agreement will be sought for the creation of an Executive Directors' Incentive Plan for their remuneration. Directors will then be excluded from future participation in any other incentive plans. The following information relates specifically to the reward of executive directors, unless stated otherwise.

CHANGES MADE DURING 1999

     There have been two immediate outcomes of the changes to the Company's reward philosophy for executive directors. The first has been a set of adjustments to base salaries during 1999, which have also affected annual incentive bonuses for the year. Secondly, long-term incentive grants in the 1997 and 1998 Long Term Performance Plans (LTPPs) have been adjusted to provide a means of reducing the imbalance in rewards between former BP and former Amoco directors following the merger. These potential long-term plan awards are in line with plans approved by shareholders in late 1998.

PROPOSED CHANGES IN 2000

     The major change proposed for 2000 is the introduction of the Executive Directors' Incentive Plan which will provide for the granting of performance shares, share options and cash incentives at the discretion of the Remuneration Committee.

     The Committee proposes to introduce two component plans under the umbrella of the Executive Directors' Incentive Plan - a long-term performance plan and a stock option plan. The first plan will mirror the existing plan for senior executives in the Company while the option plan will be structured to extend the timescale of the performance-reward linkage. The proposed target structure for the two component plans is set out under `Performance measures and targets for 2000', which shows the updated competitor set for the long-term plan measure, and gives outline details of the annual incentive plan targets for 2000 and of the performance condition that is under consideration for the granting of share options.

     No changes are proposed in the way the Long Term Performance Plan will operate for executive directors. The rules of the current Plan were approved by shareholders in November 1998. Future grants to directors under the Executive Directors' Incentive Plan will be managed in the same way and subject to the same targets and conditions, including the plan design feature which requires directors to build up a personal shareholding in the Company equal in value to at least five times their annual salary.

     In 1998, when shareholders approved the current BP Amoco Share Option Plan, it was considered appropriate to maintain the competitive focus on the oil sector, and it was therefore unnecessary to grant share options to UK directors who participated in the Long Term Performance Plan. Share options were granted in addition to LTPP only to North American directors, as is normal practice in North America. A number of factors have now changed.

     First, to meet the board's new emphasis on setting the potential rewards of all executive directors at a more equitable level of global competitiveness, there is a consequent need to increase the scale of long-term incentive grants for some directors. In coming to the conclusion that this could be best achieved through use of share options, in addition to the LTPP grants, the emphasis has been on how best to drive performance forward in the coming years. The LTPP will still predominate as the Company's long-term incentive vehicle, and it has already helped BP Amoco to achieve the aims of maximizing performance through all cycles in the oil sector.

     In addition to maintaining that performance, it was felt appropriate to incorporate a new level of `stretch' into long-term incentives through the use of a new and very challenging performance measure, the FTSE Global 100 group of companies. This wider competitor set gives BP Amoco's executive directors greater exposure to competition with non-oil sector performance, as well as creating better alignment with shareholders by giving increased exposure to the absolute performance of the equity market itself. (The LTPP measures relative performance.)

     Taking all this into account, the board favours a policy of making a balance of grants under both the three-year LTPP and the longer-term share option plan, i.e. following the approach which is currently taken in respect of our US executive directors.

     The remuneration policy for the most senior executives below board level will be aligned with the policy for executive directors, albeit with a stronger focus on national market comparisons. In particular, share option grants under the 1998 Plan may be made to senior executives in addition to their participation in the Long Term Performance Plan and irrespective of their nationality.

     The remainder of this item contains details of awards made in 1999 under the incentive compensation plans of BP Amoco, and includes the remuneration data required by the London Stock Exchange. The summary contains the following sections:

  --   Reward philosophy.

  --   Reward process - the Remuneration Committee.

  --   Description of the reward plans.

  --   Performance measures and targets for 2000.

  --   Report on 1999 - remuneration data for executive directors.

  --   Long-term incentive awards.

  --   Other remuneration features.

  --   Remuneration of non-executive directors.

REWARD PHILOSOPHY

     The remuneration of executive directors in BP Amoco will be based on the following guiding principles:

  -- total potential rewards will be set at levels sufficient to retain high-calibre and high-potential staff who will have alternative employment opportunities within a global market.

  -- total potential rewards will be earned by the achievement of demanding performance targets based on measures which represent the best interests of the shareholders in the short, medium and long term.

  -- incentive plans, performance targets and participating conditions will be structured to ensure that directors will be fully aligned with the best interests of the Company at all stages of the business cycle.

  -- levels of reward for meeting business targets will be fully competitive within the appropriate market while outstanding rewards will be given for delivering world-class results.

  -- remuneration policies and incentive plans will be designed to meet the highest standards of international industry.

REWARD PROCESS -- THE REMUNERATION COMMITTEE

     The Remuneration Committee's role is to determine the terms of engagement and remuneration of the group chief executive and the executive directors. The Remuneration Committee (the Committee) also establishes the principles for the remuneration of other senior executives, which in turn provide the framework for remunerating all employees. At the beginning of the year the Committee sets challenging and demanding performance targets for the executive directors and at the end of the year makes awards which reflect the year's performance.

     The Committee members have no personal financial interest, other than as shareholders, in the matters to be decided. They have no conflicts arising from cross-directorships or day-to-day involvement in running BP Amoco. For membership of the Committee see Item 10 -- Directors and Officers of Registrant.

     The Committee actively solicits professional advice from independent outside consultants.

     The constitution and operation of the Committee are in compliance with the `Principles of Good Governance and Code of Best Practice' set out by the London Stock Exchange (the `Combined Code'). Ernst & Young have confirmed that the scope of their report on the accounts covers the disclosures contained in this report that are specified for audit by the London Stock Exchange

DESCRIPTION OF THE REWARD PLANS

BASE SALARY

  -- This is a fixed sum, payable monthly in pensionable cash, recognizing ongoing market worth.

  -- Salaries are reviewed annually in line with global companies, and targeted at the median of the appropriate national survey groups for fully effective job performance. Higher salaries are paid only where justified by sustained higher level of individual contribution.

  -- Surveys are conducted on a regular basis by a leading remuneration consultancy and look at remuneration levels in an international mix of companies with comparable size, complexity and global spread of operations.

ANNUAL PERFORMANCE BONUS

  -- This is a variable sum,  potentially  awarded  annually in  non-pensionable
     cash.    (Bonuses   to   North   American   executives   are   pensionable/
     benefits-bearing).

  -- It recognizes performance against demanding annual targets set out in annual performance contracts.

  -- Target bonus level for  executive  directors is 70% of base salary in 2000.
     If contract levels of performance are achieved so that the target bonus is earned, executive annual remuneration levels reach a median position of the relevant global employment market.

  -- A  `stretch'   bonus  level  is  also   identified  for  when  targets  are
     substantially exceeded. (For directors, this is 105% of salary in 1999.)

  -- Outstanding performance may be recognized by bonus payments in excess of the stretch level at the discretion of the Committee.

LONG-TERM INCENTIVE

  -- The Long Term Performance Plan consists of rolling, three-year performance periods, at the beginning of which participants receive a grant of performance units.

  -- Any potential LTPP award is a variable, taxable sum, in shares, given after the performance period. (Depending on the technical constraints in each country in which the Plan is operated, the Committee may award shares to participants or fund the purchase of shares by participants.)

  -- Share awards have a minimum of a further three years' retention in trust and no shares will be released until the director has a personal holding in BP Amoco shares, within the Plans, equivalent to five times base salary.

SHARE OPTIONS

  -- Share options may be granted in proportion to the ranking of the Company by total shareholder return over a three-year period relative to the FTSE Global 100 set of companies. Options will vest three years after grant without further performance conditions.

PERFORMANCE MEASURES AND TARGETS FOR 2000

ANNUAL PERFORMANCE BONUS

  -- Bonus targets focus on internal operating plans and are a mix of financial targets and leadership objectives. The financial targets concentrate on savings in cash costs and bonus underlying performance improvement relative to competitors and market expectations, while the leadership objectives include safety, environment, people, organization and investment issues.

  -- These targets are embedded within performance contracts which reflect the operating plans of the Company, and are subject to board decision.

  -- Each year's performance provides the platform for the next year's targets, providing a continuous drive to higher levels of achievement.

LONG-TERM PERFORMANCE PLAN (LTPP)

  -- The LTPP focuses on performance within the oil sector and looks at performance against demanding three-year shareholder return, profitability and growth targets.

  -- For all three measures BP Amoco's performance is assessed in relation to the oil majors: Chevron, ENI, ExxonMobil, Repsol YPF, Royal Dutch Shell, Texaco and TotalFina.

  -- The maximum award can be made only when performance has been ahead of the competitor group on all three performance measures. For second and lower rankings progressively lower awards are made. Participants benefit only when they deliver results above the median for this group.

SHARE OPTIONS

  -- Option grants will be related to performance comparisons with a wide selection of global companies. The Remuneration Committee will take into account the ranking of the Company's total shareholder return (TSR) against the TSR of the FTSE Global 100 group of companies over the three-year period preceding the date of grant in setting the scale of grants.

 -- Options granted to former Amoco employees during 1999-2000 will not be subject to any additional performance conditions, in line with the practice followed previously in Amoco. (Under the terms of the merger agreement, options granted to former Amoco Group employees must, for at least two years, be no less favourable than their previous arrangements.)

REPORT ON 1999 -- REMUNERATION DATA FOR EXECUTIVE DIRECTORS

BASE SALARY AWARDS IN 1999

     Base salaries for executive directors were adjusted in two steps during the year by a total average increase of 22% to reflect the increased scale and complexity of directors' responsibilities.

BONUS AWARDS FOR 1999 PERFORMANCE

     The Committee established a bonus rating of 148% based on the achievement of targets set for 1999. This rating took into account, among other things, the operating performance of the Company which reflected the substantial benefits of restructuring and integration following the merger, together with ongoing cost control; the saving of cash costs and the substantial contribution of performance improvements to the results for the year; the return on average capital employed and earnings per share, which were both strong and very competitive in the sector; and the progress made against non-financial targets. Bonus awards for executive directors were therefore significantly higher than in 1998. Annual remuneration for 1999 is shown in the table below.

                                               Annual    Benefits
                                          performance   and other        1999        1998
                              Base salary       bonus  emoluments       Total       Total
                               ----------  ----------  ----------  ----------  ----------
                                                       ($ thousand)

Sir John Browne...............      1,120       1,137          94       2,351       1,514
Dr J G S Buchanan.............        657         673          70       1,400         899
R F Chase.....................        737         754          61       1,552         962
H L Fuller (a)................      1,096       1,302          36       2,434       1,674
Dr C S Gibson-Smith...........        579         590          62       1,231         838
W G Lowrie (a)................        188         126           4         318       1,049
R L Olver (b).................        587         596          68       1,251         948
B K Sanderson.................        668         685          80       1,433         987
                               ----------  ----------  ----------  ----------  ----------
Totals                              5,632       5,863         475      11,970       8,871
                               ==========  ==========  ==========  ==========  ==========

     ----------


     The table above represents annual remuneration earned by, and paid to, executive directors in the 1999 financial year, with the exception of bonuses (which were earned in 1999 but paid in 2000). A conversion rate of L1 = $1.62 has been used for 1999, L1 = $1.66 for 1998. 70% target bonus applied in 1999 to all executive directors except H L Fuller (80% target/120% maximum).

(a) H L Fuller and W G Lowrie were appointed to the board on December 31, 1998, the effective date of the merger. However, the figures shown represent earnings for the whole 1998 calendar year.

(b) R L Olver was appointed to the board on January 1, 1998. His benefits and other emoluments for 1998 include expatriation costs which were incurred before his board appointment.

LONG-TERM INCENTIVE AWARDS
BP AMOCO LONG TERM PERFORMANCE PLAN

     Awards made in 1999 under the BP Long Term Performance Plan related to the 1996-98 Plan. Estimates of grant values were indicated in BP Amoco's 1998 Annual Report on Form 20-F.

     Awards to be made in 2000 under the BP Long Term Performance Plan relate to the 1997-99 Plan.

     BP Amoco came first in the 1997-99 Plan, and the Remuneration Committee expects to make a maximum award. The primary performance measure, BP Amoco's shareholder return against the market (SHRAM), was 15%. BP Amoco was the only company in the peer group to exceed market returns during the three-year period, and was more than 20% ahead of the nearest-ranked competitor.

     At the time of the merger the Committee decided to set minimum award levels for all participants in the 1998 Plans, including executive directors. This decision was based on pre-merger announcement comparisons of total shareholder returns, and provides an indication for participants that the final outcome will be no less than the SHRAM performance measure position which BP held, in relation to its peer group comparators, before the merger. As mentioned previously, some executive directors have also had additional grants, under these plans, to bring them closer to a common global standard.

     The total number of shares that may be awarded to all directors under the 1997-99 Plan is 2,190,600, with a value of $16.8 million based on a share price of L4.81/$7.65 at L1 = $1.59 (mid-market price on February 14, 2000).

     Serving recipients in the LTPP are obliged to have the balance of their 1997-99 awards retained in trust for at least a further three years. This restriction also applies to future Plans, together with additional share ownership requirements.

     Potential awards to executive directors, including an indicative range of potential awards under the 1998 and 1999 Plans, for which awards would be payable in 2001 and 2002, are set out in the table below.

LONG-TERM PERFORMANCE PLANS

Performance period of Plan   1996-98        1997-99               1998-2000          1999-2001
                            --------   -------------------     ----------------   ----------------
Year of award                   1999      2000       2000            2001              2002
                            --------   --------    -------     ----------------   ----------------
                                                                   Range of potential awards(d)
                                                               -----------------------------------
                            Value of   Potential     Award
                               award(a)    award(b)  value(c)  Minimum  Maximum   Target   Maximum
                            --------   ---------     -----     -------  -------   ------   -------
                          ($ thousand) (shares)   ($ thousand)      (shares)           (shares)
CURRENT EXECUTIVE DIRECTORS
Sir John Browne.........       1,500     527,600     4,036      80,280  532,600  270,000   540,000
Dr J G S Buchanan.......       1,188     323,400     2,474      47,700  319,800  160,000   320,000
R F Chase...............       1,500     329,800     2,523      51,540  339,000  180,000   360,000
W D Ford................          --          --        --          --       --  100,000   200,000
H L Fuller..............          --          --        --          --       --  270,000   540,000
Dr C S Gibson-Smith.....       1,030     285,800     2,186      45,480  297,400  144,000   288,000
R L Olver...............         876     285,800     2,186      45,480  297,400  144,000   288,000
B K Sanderson...........       1,500     329,800     2,523      51,540  339,000  160,000   320,000
FORMER EXECUTIVE DIRECTORS OF BP
S J Ahearne.............         500          --        --          --       --       --        --
K R Seal................       1,000      54,200       415          --       --       --
Dr R W H Stomberg.......       1,000      54,200       415          --       --       --        --
                            --------    --------    -------     -------- -------- --------  --------

----------

(a)  Based on average market price on date of award (L5.70/$9.23) at L1 = $1.62.

(b)  Based on assessed performance and the other terms of the Plan.

(c) Based on mid-market price of BP Amoco shares on February 14, 2000 (L4.80/$7.65 at L1 = $1.59).

(d) Minimum awards were determined for these Plans prior to the completion of the merger. Actual awards will be determined at the end of each performance period.

OTHER REMUNERATION FEATURES
SHARE OPTION AWARDS
DIRECTORS' EXECUTIVE SHARE OPTIONS(a)

                                        Number of options
                      -----------------------------------------------------
                              At                                          At                              Dates
                       January 1,                                December 31,       Average          from which           Expiry
                            1999(b)   Granted(b)  Exercised(b)          1999   option price(c)      exercisable            dates
                      ----------      -------     ---------      -----------   ------------         -----------           ------
                                                                                    (L)
Dr J G S Buchanan..      119,200           --       119,200(d)            --            n/a                 n/a              n/a
W D Ford..........            --           --            --        4,536,444(e)        3.23(f)  3/22/94-3/15/01  3/22/03-3/14/09
H L Fuller........    14,768,400    1,087,844       794,000       15,062,244           3.05(f   4/23/93-3/15/01  4/23/01-3/14/09
DIRECTOR LEAVING THE BOARD IN 1999
W G Lowrie........     7,066,600           --            --        7,066,600(h)
                      ----------      -------     ---------      -----------   ------------         -----------           ------

(a) All options in the above table are denoted in BP Amoco ordinary stock or calculated equivalents.

(b) Directors' positions adjusted for October 1999 subdivision of ordinary share capital.

(c) These are the weighted average prices applicable to all shares under option at the end of the year. Full details of directors' shareholdings and options are available for inspection in the Company's register of directors' interests.

(d) 96,000 exercised at L1.375 and 23,200 exercised at L1.69 (market price at date of exercise L4.6425).

(e)  On appointment on January 1, 2000.

(f)  Equivalent to $5.23 (W D Ford) and $4.94 (H L Fuller) at L1 = $1.62.

(g)  132,332 ADSs exercised at $19.81 (market price at date of exercise $53.88).

(h)  At February 12, 1999

DIRECTORS' SAYESHARE OPTIONS

                                        Number of options
                      -----------------------------------------------------
                              At                                          At                           Dates
                       January 1,                                December 31,     Average         from which             Expiry
                            1999(a)   Granted(a)  Exercised(a)          1999   option price(b)   exercisable              dates
                      ----------      -------     ---------      -----------   ------------      -----------             ------
                                                                                    L
Sir John Browne.......     5,968           --            --            5,968           2.89           9/1/02            2/28/03
Dr J G S Buchanan.....     6,978          750            --            7,728           3.03    9/1/99-9/1/04    2/29/00-2/28/05
R F Chase.............     9,324           --            --            9,324           1.85           9/1/00            2/28/01
Dr C S Gibson-Smith...        --        2,154            --            2,154           4.49           9/1/04            2/28/05
R L Olver............      6,856           --            --            6,856           2.60    9/1/01-9/1/02    2/28/02-2/28/03
B K Sanderson........      8,534           --         4,284(c)         4,250           2.11    9/1/99-9/1/02    2/29/00-2/28/03

(a) Directors' positions adjusted for October 1999 subdivision of ordinary share capital.

(b) These are the weighted average prices applicable to all shares under option at the end of the year. Full details of directors' shareholdings and options are available for inspection in the Company's register of directors' interests.

(c)  Exercised at L1.61 (market price at date of exercise L5.875).

SHARE SCHEMES AND OTHER BENEFITS

     In 1999, six UK directors were allocated shares under the BP Participating Share Scheme which is available to most UK employees. Under the Participating Scheme, the Company matches employees' own contribution of shares, all of which are held for a defined period (see Item 18 -- Note 33 of Notes to Financial Statements). Six directors continued to participate in the Savings-Related Share Option Scheme, under which employees enter a savings plan to purchase shares after three or five years. This plan is also open to most UK employees. UK directors may also receive modest benefits from typical all-employee arrangements, such as a fuel discount card and free accidental death insurance.

     Mr Fuller and Mr Lowrie were eligible to participate in those benefit plans generally provided to US employees, including an employee savings plan containing a company matching contribution of up to 7% of annual earnings, and certain health and welfare plans, including medical and dental coverage, non-contributory group life insurance of one times annual earnings, additional employee paid group life insurance, and short- and long-term sickness and disability coverage. In 1999, the Company contributed $112,787 and $42,430 respectively to the Savings Plan to `match' their savings.

PENSIONS

UK DIRECTORS

     Pension and other benefits have regard to competitor practice in the home country of each senior executive.

     In the UK, eligible staff can join the BP Pension Scheme, which offers Inland Revenue-approved retirement benefits, based on final salary.

     Scheme members' core benefits, which are non-contributory, comprise a pension accrual rate of 1/60th of final basic salary for each year of service, inclusive of a proportion of the basic state pension, up to a limit of two-thirds of final basic salary; a lump-sum death-in-service benefit of three times salary; and a dependant's benefit of two-thirds of actual or prospective pension. The link between the Scheme pension and the basic state pension will cease for all members on May 1, 2000.

     Normal retirement age is 60, but members who have 30 or more years' service at the age of 55 can opt to retire early without an actuarial reduction to their pension.

     Post-retirement   pensions  are  reviewed   annually,   and  increases  are
guaranteed equivalent to the Retail Price Index (up to 5%).

     Directors who are members of the BP Pension Scheme accrue pension at the enhanced rate of 2/60ths of their final basic salary for each year of service as managing directors (up to the same two-thirds limit). No contributions are payable by executive directors.

     None of the directors is affected by the `pensionable earnings cap'.

     The BP Pension Scheme is the principal section of the BP Pension Fund, the latter being established under a trust deed. Contributions to the Fund are made on the advice of the actuary appointed by the Trustee directors. No contributions were made to the Fund by the Company in 1999 in respect of pensions accruing under the BP Pension Scheme.

US DIRECTORS

     All current US directors participate in the Employee Retirement Plan for Amoco Corporation. Under this retirement plan, the amount of the annuity which they are eligible to receive on a single-life basis is determined under an annuity benefit formula.

     The annuity benefit formula (including a percentage of US Social Security benefits) is calculated at 1.67% x the employee's years of participation x average annual earnings. Such earnings for Plan purposes are determined by taking separately the three highest consecutive calendar years' earnings from salary and the three highest consecutive calendar years' bonus awards during the 10 years preceding retirement. The maximum annuity is 60% of such average annual earnings. Years of participation in the Plan in excess of 36 do not result in additional benefits.

     Normal pensionable age in the US Plan is 65. There is no actuarial reduction to the pension which becomes payable between age 60 and 65, but a reduction of 5% a year is applied if paid between age 50 and 59.

     In line with US tax regulations, benefits are provided as appropriate through a combination of tax qualified and restoration/non-qualified plans.

PENSION ENTITLEMENT - UK EXECUTIVE DIRECTORS

                                                                 Additional        Additional
                                                             pension earned    pension earned
                                                  Accrued        during the        during the
                        Years of service   entitlement at        year ended        year ended
                          at December 31,     December 31,      December 31,      December 31,
                                    1999             1999(a)           1999(a)           1998(a)
                           -------------   --------------    --------------    --------------
                                             ($ thousand)      ($ thousand)       ($ thousand)

Sir John Browne...........           33               880               252                45
Dr J G S Buchanan.........           30               447               118                32
R F Chase.................           35               551               128                32
Dr C S Gibson-Smith.......           29               393                95                27
R L Olver.................           26               416               115                27
B K Sanderson.............           35               486                63                32

----------

(a)  A  conversion  rate of L1 = $1.62 has been  used for  1999,  L1 = $1.66 for
     1998.

PENSION ENTITLEMENT - US EXECUTIVE DIRECTORS

                                                                 Additional        Additional
                                                             pension earned    pension earned
                                                  Accrued        during the        during the
                        Years of service   entitlement at        year ended        year ended
                          at December 31,     December 31,      December 31,      December 31,
                                    1999             1999              1999              1998
                           -------------   --------------    --------------    --------------
                                              ($ thousand)      ($ thousand)      ($ thousand)

H L Fuller...................        38             1,172 (a)            26               128
W G Lowrie...................        33               491 (b)            16               111
----------

(a)  Includes a temporary annuity payable until age 62 of $7,092.

(b) Includes a temporary annuity payable until age 62 of $6,704. Accrued entitlement as at Apri1 1,1999 (date of retirement).

SERVICE CONTRACTS

     All UK executive directors appointed since 1996 hold a contract of service which includes a one-year period of notice. Sir John Browne and Mr Chase were appointed before 1996 and have contracts which include a two-year notice period. The Board does not consider it in shareholders' interest to renegotiate these contracts. Mr Sanderson's contract is due to expire in 2000 when he reaches the age of 60. Under each contract, the Company reserves the right to make a payment in lieu of notice.

     Dr Stomberg was a director of BP prior to his retirement at the end of 1997 and served as a special adviser to the group chief executive on European matters at a fixed annual salary of DM1.1 million until the end of 1999.

     Mr Fuller's and Mr Lowrie's secondments to BP Amoco began on December 31, 1998. Their underlying US employment agreements with BP Amoco Corporation have a three-year period. Mr Fuller is due to retire in March 2000. Mr Lowrie's UK secondment was subject to termination by mutual agreement, after which he would return to the USA and be subject to the terms of that US employment agreement. His secondment terminated on Apri1 1,1999, and he received a payment of $6,126,414 in line with the terms of his US agreement.

     On his appointment as an executive director, Mr Ford's contractual arrangements were adjusted to provide for termination on one year's notice and retirement at 60. Mr Ford's salary in this post is $620,000. If his contract is terminated by the Company without cause, Mr Ford will be entitled to compensation of $1 million a year (pro rated for part years) for each year remaining between the date of severance and the date he turns 60. As an expatriate, Mr Ford receives a resettlement allowance of $450,000 a year which terminates on December 31, 2002.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

     The Articles of Association provide that the remuneration paid to non-executive directors shall be determined by the board within the limits set by the shareholders. Non-executive directors do not have service contracts with the Company.

     During 1999 the non-executive co-chairman of BP Amoco received a fee of $259,000 (L160,000). The non-executive directors of BP Amoco received an annual fee of $65,000 (L40,000) plus an allowance of $4,860 (L3,000) for occasions on which a director travels across the Atlantic for a board meeting or committee meeting. During 1999 the board met 11 times, eight times in the UK and three times in the USA. Committee meetings are held in conjunction with board meetings whenever feasible. Details of individual fees are set out below.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

                                                           Year ended            Year ended
                                                    December 31, 1999(a)  December 31, 1998
                                                    -----------------     -----------------
                                                                  ($ thousand)
CURRENT DIRECTORS

R S Block............................................             89                     90
J H Bryan............................................             84                     90
E B Davis, Jr........................................             89                     90
R J Ferris...........................................             84                     90
C F Knight...........................................             79                     51 (b)
F A Maljers..........................................             70                     90
Dr W E Massey........................................             89                     90
H M P Miles..........................................             79                     61 (b)(c)
Sir Robin Nicholson..................................             79 (d)                 46 (b)(e)
Sir Ian Prosser......................................            122                     55 (b)
P D Sutherland.......................................            259 (f)                266 (b)
M H Wilson...........................................             94                     90
Sir Robert Wilson....................................             79                     18 (b)
The Lord Wright of Richmond..........................             75 (g)                 61 (b)
DIRECTORS WHO RETIRED BEFORE 1999
D R Beall............................................             --                    393 (h)
Sir James Glover.....................................             81 (i)                 61 (b)
Dr K N Horn..........................................             36 (i)                 51 (b)
A C Martinez.........................................             --                    244 (j)
M R Seger............................................             --                    393 (h)
Sir Patrick Sheehy...................................             89 (i)                 51 (b)
T M Solso............................................             --                    214 (k)
                                                              ------                 ------
Total................................................          1,577                  2,595
                                                              ======                 ======

----------

(a)  Sterling  payments  converted  at the average  1999  exchange  rate of L1 =
     $1.62.

(b)  Sterling  payments  converted  at the average  1998  exchange  rate of L1 =
     $1.66.

(c)  Paid in part to his employer.

(d) Also received $32,000 (L20,000 converted at the average 1999 exchange rate of L1 = $1.62) for serving on the Technical Advisory Council.

(e) Also received $22,687 (L13,667 converted at the average 1998 exchange rate of L1 = $1.66) for serving on the Technical Advisory Council.

(f) Also received other remuneration and benefits of $9,849 (L6,080 converted at the average 1999 exchange rate of L1 = $1.62).

(g) Also received $1,458 (L900 converted at the average 1999 exchange rate of L1 = $1.62) for serving as a director of BP Pensions Trustees Limited.

(h) Includes standard Amoco Corporation non-executive director remuneration of $89,762 and a special payment of $304,000 in recognition of service to the Amoco Corporation board.

(i) Ex gratia payment in lieu of superannuation in recognition of contribution to the board of The British Petroleum Company p.l.c.

(j) Includes standard Amoco Corporation non-executive director remuneration of $89,762 and a special payment of $154,000 in recognition of service to the Amoco Corporation board.

(k) Includes standard Amoco Corporation non-executive director remuneration of $89,762 and a special payment of $124,000 in recognition of service to the Amoco Corporation board.

TOTAL EMOLUMENTS

     Total emoluments include salary and benefits earned and paid during the relevant financial year, plus bonuses, which are paid in the following year, plus for 1999 the value of the awards made under the 1997-99 Plan in respect of the three years covered by that Plan. The total remuneration paid during 1999 to all directors and the secretary as a group was $21,502,000.

ITEM 12-- OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES (a)

     Pursuant to the various BP Amoco Group share option schemes, the following options for Ordinary Shares of the Company were outstanding at March 24, 2000:

                                    Expiry            Exercise
                 Options          dates of               price
             outstanding           options           per share
            ------------      ------------        ------------
                (shares)
             312,425,993      2000 to 2010     $2.09 to $10.10

     Options under the BP Amoco Share Option Plan were granted to Mr Fuller in 1999. See Item 11 -- Compensation of Directors and Officers.

     As at March 24, 2000, the following directors, together with the secretary of BP Amoco p.l.c., held options under the BP Amoco Group share option schemes for Ordinary Shares or their calculated equivalent as set out below:

                        Sir John Browne...............      5,968
                        J G S Buchanan................      5,586
                        R F Chase.....................      9,324
                        W D Ford......................  4,536,444
                        H L Fuller...................  15,062,244
                        C S Gibson-Smith..............      2,154
                        R L Olver.....................      6,856
                        B K Sanderson.................      4,250
                        J C Hanratty..................      9,324
                                                       ----------
                        Total......................... 19,642,150
                                                       ==========

----------

(a)  See also Item 18-- Note 33 of Notes to Financial Statements.

ITEM 13 -- INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     In the ordinary course of its business the Group has transactions with various organizations with which certain of its directors are associated but, except as described in this report, no material transactions responsive to this item have been entered into in the period commencing January 1, 1999 to March 24, 2000.

                                    PART III

ITEM 15 -- DEFAULTS UPON SENIOR SECURITIES

       None.

ITEM 16 -- CHANGES IN  SECURITIES,  CHANGES IN  SECURITY  FOR  REGISTERED
           SECURITIES AND USE OF PROCEEDS

     BP  Amoco  p.l.c.'s   Articles  of  Association  were  amended  by  special
resolution on September 1,1999.

     The 'Description of BP Amoco Ordinary Shares' and 'Description of BP Amoco American Depositary Shares' contained in BP Amoco's Report on Form 6-K filed on March 27, 2000, are incorporated herein by reference.

                                     PART IV

ITEM 18 -- FINANCIAL STATEMENTS

     See pages F-3 through F-97 and page S-1, incorporated herein by reference.

ITEM 19 -- FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS

     The following financial statements, together with the reports of the Independent Auditors thereon, are filed as part of this annual report:

                                                                                   Page
Reports of Independent Auditors and Consents of Independent Auditors....            F-1
Consolidated Statement of Income for the Years
  Ended December 31, 1999, 1998 and 1997................................            F-3
Consolidated Balance Sheet at December 31, 1999 and 1998................            F-4
Consolidated Statement of Cash Flows for the Years
  Ended December 31, 1999, 1998 and 1997................................            F-5
Statement of Total Recognized Gains and Losses for the Years
  Ended December 31, 1999, 1998 and 1997................................            F-5
Statement of Changes in BP Amoco Shareholders' Interest for
  the Years Ended December 31, 1999, 1998 and 1997......................            F-6
Notes to Financial Statements...........................................            F-8
Supplementary Oil and Gas Information (Unaudited).......................           F-85
Schedule for the Years Ended December 31, 1999, 1998 and 1997
  Schedule II Valuation and Qualifying Accounts.........................            S-1

(B) EXHIBITS

       The following documents are filed as part of this annual report:

                                                                                   Page

Computation of Ratio of Earnings to Fixed Charges (Unaudited)...........            E-1
Memorandum  and  Articles  of  Association  of BP  Amoco  p.l.c
  (embodying amendments to September 1, 1999)...........................            E-2

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


                                               BP AMOCO p.l.c.
                                                (REGISTRANT)


                                                /s/ Judith C. Hanratty
                                                  (SECRETARY)

Dated: March 29, 2000

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                         REPORT OF INDEPENDENT AUDITORS

To:   The Board of Directors
      BP Amoco p.l.c.

     We have audited the accompanying consolidated balance sheets of BP Amoco p.l.c. as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in BP Amoco shareholders' interest, total recognized gains and losses, and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in the Index at Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     The consolidated financial statements for each of the two years in the period ended December 31,1998 give retroactive effect to the merger of The British Petroleum Company p.l.c. and Amoco Corporation, which has been accounted for as a merger. We did not audit the financial statements of Amoco Corporation for the year ended December 31,1997, which statements reflect net income constituting approximately 33% of the related consolidated financial statement total for the year ended December 31, 1997. Those statements, which were prepared in accordance with accounting principles generally accepted in the United States, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Amoco Corporation for 1997 (before the conversion to accounting principles generally accepted in the United Kingdom), is based solely on the report of the other auditors.

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

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BP Amoco p.l.c. at December 31, 1999 and 1998, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 44 of Notes to Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                 /s/ ERNST&YOUNG
London, England                     Ernst & Young
February 15, 2000

    ----------------------------------------------------------------------
                         CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference of our report dated February 15, 2000, with respect to the consolidated financial statements of BP Amoco p.l.c. included in this Annual Report (Form 20-F) for the year ended December 31, 1999 in the following Registration Statements:

     Registration Statement on Form F-3 (File No. 333-9790) of BP Amoco p.l.c.

     Registration Statements on Form F-3 (File Nos. 33-39075 and 33-20338) of BP America Inc. and BP Amoco p.l.c.;

     Registration Statement on Form F-3 (File No. 33-29102) of The Standard Oil Company and BP Amoco p.l.c.; and

     Registration Statements on Form S-8 (File Nos. 33-21868, 333-9020, 333-9798 and 333-79399) of BP Amoco p.l.c.


                                 /s/ ERNST&YOUNG
London, England                     Ernst & Young
March 29, 2000

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                        REPORT OF INDEPENDENT ACCOUNTANTS

To: THE BOARD OF DIRECTORS AND
Shareholders of Amoco Corporation

     In our opinion, the consolidated statements of income and cash flows (not presented separately herein) present fairly, in all material respects the results of the operations and the cash flows of Amoco Corporation and its subsidiaries for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Amoco Corporation's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 24, 1998

  ---------------------------------------------------------------------------

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-21868, 333-9020, 333-9798 and 333-79399) of BP
Amoco p.l.c. and in the Prospectuses constituting part of the Registration Statements on Form F-3 (No. 33-39075 and 33-20338) of BP America and BP Amoco p.l.c. and (No. 33-29102) of The Standard Oil Company and BP Amoco p.l.c. and (No. 333-9790) of BP Amoco p.l.c. of our report dated February 24, 1998, appearing in Item 19 of this Annual Report on Form 20-F.



/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Chicago, Illinois
March 29, 2000

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME

                                                                  Years ended December 31,
                                                                 ------------------------
                                                        Note       1999     1998     1997
                                                      ------     ------   ------   ------
                                                           ($ million, except per share amounts)

TURNOVER.............................................           101,180   83,732  108,564
Less: Joint ventures.................................            17,614   15,428   16,804
                                                                 ------   ------   ------
GROUP TURNOVER.......................................      2     83,566   68,304   91,760
Replacement cost of sales............................            68,615   56,270   73,828
Production taxes.....................................      3      1,017      604    1,307
                                                                 ------   ------   ------
GROSS PROFIT.........................................            13,934   11,430   16,625
Distribution and administration expenses.............      4      6,064    6,044    6,742
Exploration expense..................................               548      921      962
                                                                 ------   ------   ------
                                                                  7,322    4,465    8,921
Other income.........................................      5        414      709      662
                                                                 ------   ------   ------
GROUP REPLACEMENT COST OPERATING PROFIT..............             7,736    5,174    9,583
Share of profits of joint ventures...................               555      825      544
Share of profits of associated undertakings..........               603      522      556
                                                                 ------   ------   ------
TOTAL REPLACEMENT COST OPERATING PROFIT..............             8,894    6,521   10,683
Profit (loss) on sale of businesses..................      6       (421)     395      127
Profit (loss) on sale of fixed assets................      6         84      653      313
Restructuring costs..................................      6     (1,943)      --       --
Merger expenses......................................      6         --     (198)      --
Refinery network rationalization.....................      6         --       --      (47)
European refining and marketing joint venture
  implementation.....................................      6         --       --     (265)
                                                                 ------   ------   ------
REPLACEMENT COST PROFIT BEFORE INTEREST AND TAX......             6,614    7,371   10,811
Inventory holding gains (losses).....................             1,728   (1,391)    (939)
                                                                 ------   ------   ------
HISTORICAL COST PROFIT BEFORE INTEREST AND TAX.......             8,342    5,980    9,872
Interest expense.....................................      7      1,316    1,177    1,035
                                                                 ------   ------   ------
PROFIT BEFORE TAXATION...............................             7,026    4,803    8,837
Taxation.............................................      9      1,880    1,520    3,013
                                                                 ------   ------   ------
PROFIT AFTER TAXATION................................             5,146    3,283    5,824
Minority shareholders' interest......................               138       63      151
                                                                 ------   ------   ------
PROFIT FOR THE YEAR*.................................             5,008    3,220    5,673
Dividend requirements on preference shares*..........                 2        1        1
                                                                 ------   ------   ------
PROFIT FOR THE YEAR APPLICABLE TO ORDINARY SHARES*...             5,006    3,219    5,672
                                                                 ======   ======   ======
PROFIT PER ORDINARY SHARE - CENTS

Basic ...............................................     11      25.82    16.77    29.56
Diluted..............................................     11      25.68    16.70    29.41
                                                                 ======   ======   ======
DIVIDENDS PER ORDINARY SHARE - CENTS.................     10       20.0     19.8     18.0
                                                                 ======   ======   ======
Average number outstanding of 25 cents ordinary shares
  (in millions)......................................            19,386   19,192   19,184
                                                                 ======   ======   ======

----------

* A summary of the adjustments to profit for the year of the Group which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 44.

     The Notes to Financial Statements are an integral part of this Statement.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                 December 31,
                                                      ---------------------------------
                                         Note                    1999              1998
                                       ------         ---------------  ----------------
                                                                  ($ million)
FIXED ASSETS

  Intangible assets.................       19                   3,344             3,037
  Tangible assets...................       20                  52,631            54,880
  Investments
   Joint ventures
     Gross assets...................                   9,948             9,053
     Gross liabilities..............                   4,744             4,048
                                                      ------            ------
     Net investment.................       21                   5,204             5,005
   Associated undertakings..........       21                   4,334             4,162
   Other............................       21                     571               605
                                                               ------            ------
                                                               10,109             9,772
                                                               ------            ------
TOTAL FIXED ASSETS..................                           66,084            67,689

CURRENT ASSETS

  Inventories.......................       22          5,124             3,642
  Trade receivables.................       23          9,417             5,778
  Other receivables falling due
   Within one year..................       23          3,930             3,626
   After more than one year.........       23          3,455             3,305
  Investments.......................       24            220               470
  Cash at bank and in hand..........                   1,331               405
                                                      ------            ------
                                                      23,477            17,226
                                                      ------            ------
CURRENT LIABILITIES -- FALLING DUE WITHIN ONE YEAR

  Finance debt......................       25          4,900             4,114
  Trade payables....................       26          8,203             5,091
  Other accounts payable and accrued
  liabilities.......................       26         10,172            10,238
                                                      ------            ------
                                                      23,275            19,443
                                                      ------            ------
NET CURRENT ASSETS (LIABILITIES)....                              202            (2,217)
                                                               ------            ------
TOTAL ASSETS LESS CURRENT LIABILITIES                          66,286            65,472
Noncurrent liabilities
  Finance debt......................       25          9,644             9,641
  Accounts payable and accrued
  liabilities.......................       26          2,245             2,047
Provisions for liabilities and charges
  Deferred taxation.................        9          1,783             1,632
  Other.............................       27          8,272             8,579
                                                      ------            ------
                                                               21,944            21,899
                                                               ------            ------
NET ASSETS..........................                           44,342            43,573
Minority shareholders' interest.....                            1,061             1,072
                                                               ------            ------
BP AMOCO SHAREHOLDERS' INTEREST*....                           43,281            42,501
                                                               ======            ======
REPRESENTED BY:
Capital shares
  Preference........................                               21                21
  Ordinary..........................                            4,871             4,842
Paid in surplus.....................       29                   3,684             3,386
Merger reserve......................       29                     697               697
Retained earnings...................       30                  34,008            33,555
                                                               ------            ------
                                                               43,281            42,501
                                                               ======            ======

----------
* A summary of the adjustments to BP Amoco shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 44.

       The Notes to Financial Statements are an integral part of this Balance Sheet.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  Years ended December 31,
                                                                 ------------------------
                                                        Note       1999     1998     1997
                                                      ------     ------   ------   ------
                                                                         ($ million)

NET CASH INFLOW FROM OPERATING ACTIVITIES............     31     10,290    9,586   15,558
                                                                 ------   ------   ------
DIVIDENDS FROM JOINT VENTURES........................               949      544      190
                                                                 ------   ------   ------
DIVIDENDS FROM ASSOCIATED UNDERTAKINGS...............               219      422      551
                                                                 ------   ------   ------
SERVICING OF FINANCE AND RETURNS ON INVESTMENTS
Interest received....................................               179      223      243
Interest paid........................................            (1,065)    (961)    (911)
Dividends received...................................                34       43       13
Dividends paid to minority shareholders..............              (151)    (130)      --
                                                                 ------   ------   ------
NET CASH OUTFLOW FROM SERVICING OF FINANCE AND
  RETURNS ON INVESTMENTS.............................            (1,003)    (825)    (655)
                                                                 ------   ------   ------
TAXATION
UK corporation tax...................................              (559)    (391)    (500)
Overseas tax.........................................              (701)  (1,314)  (1,773)
                                                                 ------   ------   ------
TAX PAID.............................................            (1,260)  (1,705)  (2,273)
                                                                 ------   ------   ------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Payments for fixed assets............................            (6,457)  (8,431)  (8,600)
Purchase of shares for employee share schemes........               (77)    (254)    (300)
Proceeds from the sale of fixed assets...............     18      1,149    1,387    1,468
                                                                 ------   ------   ------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND
FINANCIAL INVESTMENT                                             (5,385)  (7,298)  (7,432)
                                                                 ------   ------   ------
ACQUISITIONS AND DISPOSALS
Investments in associated undertakings...............              (197)    (396)  (1,021)
Acquisitions.........................................     17       (102)    (314)      --
Net investment in joint ventures.....................              (750)     708   (1,967)
Proceeds from the sale of businesses.................     18      1,292      780      364
                                                                 ------   ------   ------
NET CASH INFLOW (OUTFLOW) FOR
ACQUISITIONS AND DISPOSALS                                          243      778   (2,624)
                                                                 ------   ------   ------
EQUITY DIVIDENDS PAID................................            (4,135)  (2,408)  (2,437)
                                                                 ------   ------   ------
NET CASH (OUTFLOW) INFLOW ...........................               (82)    (906)     878
                                                                 ======   ======   ======
FINANCING............................................     31       (954)    (377)   1,012
MANAGEMENT OF LIQUID RESOURCES.......................     31        (93)    (596)    (167)
INCREASE IN CASH.....................................     31        965       67       33
                                                                 ------   ------   ------
                                                                    (82)    (906)     878
                                                                 ======   ======   ======

--------------------------------------------------------------------------------

                       STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                         ($ million)

PROFIT FOR THE YEAR..................................             5,008    3,220    5,673
Currency translation differences.....................              (921)      55   (1,587)
                                                                 ------   ------   ------
TOTAL RECOGNIZED GAINS AND LOSSES RELATING TO THE YEAR            4,087    3,275    4,086
                                                                          ======   ======
Prior year adjustment -- change in accounting policy..               715
                                                                 ------
Total recognized gains and losses....................             4,802
                                                                 ======

---------------

For a cash flow statement and a statement of comprehensive income prepared on the basis of US GAAP see Note 44 -- US generally accepted accounting principles.

--------------------------------------------------------------------------------
  The Notes to Financial Statements are an integral part of these Statements.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
             STATEMENT OF CHANGES IN BP AMOCO SHAREHOLDERS' INTEREST

     On October 4, 1999 the parent company's authorised share capital of 12 billion ordinary shares of 50 cents each was subdivided into 24 billion ordinary shares of 25 cents amounting to $6 billion. Also outstanding are preference shares of L12,750,000 ($21 million). Also during the year 51,842,146 ordinary shares were issued under the share dividend plan by capitalization of the share premium account and 66,162,232 ordinary shares were issued under employee share schemes. The authorized ordinary share capital of BP Amoco p.l.c. at December 31, 1998 was 12 billion ordinary shares of 50 cents each and at December 31, 1997 the authorised ordinary share capital was 7,949 million ordinary shares of 25 pence each.

     The allotted share capital at December 31, was as follows:

                                                                  Shares
                                                         ---------------------
                                                          Authorized    Issued     Amount
                                                         ----------- ---------   --------
                                                                    ($ million)
NON-EQUITY-- PREFERENCE SHARES
8% cumulative first preference
  shares of L1 each at
  December 31, 1999, 1998 and 1997....                     7,250,000 7,232,838         12
                                                         =========== =========   ========
9% cumulative second preference
  shares of L1 each at
  December 31, 1999, 1998 and 1997....                     5,500,000 5,473,414          9
                                                         =========== =========   ========
EQUITY--ORDINARY SHARES OF 25 CENTS EACH

  Authorized
  December 31, 1999...............................    24,000,000,000
                                                      ==============



                                                    Years ended December 31,
                           ----------------------------------------------------------------------------
                                    1999                        1998                     1997
                           ----------------------     ----------------------     ----------------------
  ISSUED                       Shares of                  Shares of                  Shares of
                           25 cents each   Amount     50 cents each   Amount     50 cents each   Amount
                           -------------   ------     -------------   ------     -------------   ------
                            (thousands) ($ million)    (thousands) ($ million)    (thousands) ($ million)

  January 1................   19,366,020    4,842         9,597,793    4,309         9,598,573    4,361
  Employee share schemes...       66,162       16            29,833       13            40,407       18
  Share dividend plan......       51,842       13           110,285       46            87,179       36
  Share repurchases........           --       --           (54,901)     (27)         (128,366)     (64)
  Redenomination of shares
    into US dollars.......            --       --                --      484                --       --
  Exchange adjustment......           --       --                --       17                --      (42)
                           -------------   ------     -------------   ------     -------------   ------
  December 31..............   19,484,024    4,871         9,683,010    4,842         9,597,793    4,309
                           =============   ======     =============   ======     =============   ======
PAID IN SURPLUS
  January 1................                 3,386                      3,777                      3,733
  Premium on shares issued:
    Employee share schemes.                   311                        117                        144
    Share dividend plan ...                   (13)                       (46)                       (36)
  Exchange adjustment......                    --                         22                        (64)
  Redenomination of shares
    into US dollars.........                   --                       (484)                        --
                                           ------                     ------                      ------
  December 31..............                 3,684                      3,386                      3,777
                                           ======                     ======                      ======

    The Notes to Financial Statements are an integral part of this Statement.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
       STATEMENT OF CHANGES IN BP AMOCO SHAREHOLDERS' INTEREST (CONCLUDED)


                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)
MERGER RESERVE

  January 1..........................................               697      650      673
  Employee share schemes.............................                --       97       92
  Share repurchases..................................                --      (50)    (115)
                                                                 ------   ------   ------
  December 31........................................               697      697      650
                                                                 ======   ======   ======
RETAINED EARNINGS
  January 1..........................................            33,555   33,746   32,231
  Profit for the year................................             5,008    3,220    5,673
  Exchange adjustment................................              (921)      16   (1,481)
  Share repurchases..................................                --     (507)  (1,243)
  Dividends (c)
   Preference (non-equity)...........................                (2)      (1)      (1)
   Ordinary (equity).................................            (3,882)  (4,120)  (3,451)
  Qualifying Employee Share Ownership Trust (d)......               (61)     (42)      --
  Share dividend plan................................               311    1,243      907
                                                                 ------   ------   ------
  December 31........................................            34,008   33,555   32,635
                                                                 ======   ======
  Prior year adjustment - change in accounting
    policy (Note 43).................................                               1,111
                                                                                   ------
  December 31, 1997-- as restated....................                              33,746
                                                                                   ======

----------

(a)  During  1999,  51,842,146  Ordinary  Shares  (1998,  110,285,094  and 1997,
     87,179,495) were issued under the share dividend plan at par value, by capitalization of paid in surplus.

(b) Voting on substantive resolutions tabled at a general meeting is on a poll. On a poll, shareholders present in person or by proxy have two votes for every L5 in nominal amount of the first and second preference shares held and one vote for every ordinary share held. On a show of hands vote on other resolutions (procedural matters) at a general meeting, shareholders present in person or by proxy have one vote each.

     In the event of the winding up of the company preference shareholders would be entitled to a sum equal to the capital paid up on the preference shares plus an amount in respect of accrued and unpaid dividends and a premium equal to the higher of (i) 10% of the capital paid up on the preference shares and (ii) the excess of the average market price of such shares on the London Stock Exchange during the previous six months over par value.

(c)  See Note 10 -- Dividends.

(d)  See Note 33 -- Employee share schemes.

(e)  See Note 30 -- Retained earnings.




    The Notes to Financial Statements are an integral part of this Statement.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ACCOUNTING POLICIES

ACCOUNTING STANDARDS

     These accounts are prepared in accordance with applicable UK accounting standards. The Group has adopted Financial Reporting Standard No.12 `Provisions, Contingent Liabilities and Contingent Assets' (FRS12) and Financial Reporting Standard No.13 `Derivatives and Other Financial Instruments: Disclosures' (FRS13) with effect from January 1,1999.

     The financial information for 1998 and 1997 has been restated to comply with the requirements of FRS12. See Note 43 for further information.

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

     An associated undertaking (associate) is an entity in which the Group has a long-term equity interest and over which it exercises significant influence. The consolidated financial statements include the Group proportion of the operating profit or loss, exceptional items, stock holding gains or losses, interest expense, taxation and net assets of associates (the equity method).

     A joint venture is an entity in which the Group has a long-term interest and shares control with one or more co-venturers. The consolidated financial statements include the Group proportion of turnover, operating profit or loss, exceptional items, stock holding gains or losses, interest expense, taxation, gross assets and gross liabilities of the joint venture (the gross equity method).

     Certain of the Group's activities are conducted through joint arrangements and are included in the consolidated financial statements in proportion to the Group's interest in the income, expenses, assets and liabilities of these joint arrangements.

     On the acquisition of a subsidiary, or of an interest in a joint venture or associated undertaking, fair values reflecting conditions at the date of acquisition are attributed to the identifiable net assets acquired. When the cost of acquisition exceeds the fair values attributable to the Group's share of such net assets the difference is treated as purchased goodwill. This is capitalized and amortized over its estimated useful economic life, limited to a maximum period of 20 years.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 -- ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING CONVENTION

     The accounts are prepared under the historical cost convention. Historical cost accounts show the profits available to shareholders and are the most appropriate basis for presentation of the Group's balance sheet. Profit or loss determined under the historical cost convention includes stock holding gains or losses and, as a consequence, does not necessarily reflect underlying trading results.

REPLACEMENT COST

     The results of individual businesses and geographical areas are presented on a replacement cost basis. Replacement cost operating results exclude stock holding gains or losses and reflect the average cost of supplies incurred during the year, and thus provide insight into underlying trading results. Stock holding gains or losses represent the difference between the replacement cost of sales and the historical cost of sales calculated using the first-in first-out method.

INVENTORY VALUATION

     Inventories are valued at cost to the Group using the first-in first-out method or at net realizable value, whichever is the lower. Stores are stated at or below cost calculated mainly using the average method.

FOREIGN CURRENCIES

     On consolidation, assets and liabilities of subsidiary undertakings are translated into US dollars at closing rates of exchange. Income and cash flow statements are translated at average rates of exchange. Exchange differences resulting from the retranslation of net investments in subsidiary and associated undertakings at closing rates, together with differences between income statements translated at average rates and at closing rates, are dealt with in reserves. Exchange gains and losses arising on long-term foreign currency borrowings used to finance the Group's foreign currency investments are also dealt with in reserves. All other exchange gains or losses on settlement or translation at closing rates of exchange of monetary assets and liabilities are included in the determination of profit for the year.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Group uses derivative financial instruments (derivatives) to manage certain exposures to fluctuations in foreign currency exchange rates and interest rates, and to manage some of its margin exposure from changes in oil and natural gas prices. Derivatives are also traded in conjunction with these risk management activities.

     The purpose for which a derivative contract is used is identified at inception. To qualify as a derivative for risk management, the contract must be in accordance with established guidelines which ensure that it is effective in achieving its objective. All contracts not identified at inception as being for the purpose of risk management are designated as being held for trading purposes, as are all oil price derivatives, and accounted for using the fair value method.

     The Group accounts for derivatives using the following methods:

     FAIR VALUE METHOD: derivatives are carried on the balance sheet at fair value (`marked to market') with changes in that value recognized in earnings of the period. This method is used for all derivatives which are held for trading purposes. Interest rate contracts traded by the Group include futures, swaps, options and swaptions. Foreign exchange contracts traded include forwards and options. Oil price contracts traded include swaps, options and futures.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 -- ACCOUNTING POLICIES (CONTINUED)

DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

     ACCRUAL METHOD: amounts payable or receivable in respect of derivatives are recognized ratably in earnings over the period of the contracts. This method is used for derivatives held to manage interest rate risk. These are principally swap agreements used to manage the balance between fixed and floating interest rates on long-term finance debt. Other derivatives held for this purpose may include swaptions and futures contracts. Amounts payable or receivable in respect of these derivatives are recognized as adjustments to interest expense over the period of the contracts. Changes in the derivative's fair value are not recognized.

     DEFERRAL METHOD: gains and losses from derivatives are deferred and recognized in earnings or as adjustments to carrying amounts, as appropriate, when the underlying debt matures or the hedged transaction occurs. This method is used for derivatives used to convert non-US dollar borrowings into US dollars, to hedge significant non-US dollar firm commitments or anticipated transactions, and to manage some of the Group's exposure to natural gas price fluctuations. Derivatives used to convert non-US dollar borrowings into US dollars include foreign currency swap agreements and forward contracts. Gains and losses on these derivatives are deferred and recognized on maturity of the underlying debt, together with the matching loss or gain on the debt. Derivatives used to hedge significant non-US dollar transactions include foreign currency forward contracts and options and to hedge natural gas price exposures include swaps, futures and options. Gains and losses on these contracts and option premia paid are also deferred and recognized in the income statement or as adjustments to carrying amounts, as appropriate, when the hedged transaction occurs.

     Where derivatives used to manage interest rate risk or to convert non-US dollar debt or to hedge other anticipated cash flows are terminated before the underlying debt matures or the hedged transaction occurs, the resulting gain or loss is recognized on a basis which matches the timing and accounting treatment of the underlying debt or hedged transaction. When an anticipated transaction is no longer likely to occur or finance debt is terminated before maturity, any deferred gain or loss that has arisen on the related derivative is recognized in the income statement together with any gain or loss on the terminated item.

DEPRECIATION

     Oil and gas production assets are depreciated using a unit-of-production method based upon estimated proved reserves. Other tangible and intangible assets are depreciated on the straight line method over their estimated useful lives. The average estimated useful lives of refineries are 20 years, chemicals manufacturing plants 20 years and service stations 15 years. Other intangibles are amortized over a maximum period of 20 years.

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

MAINTENANCE EXPENDITURE

     Expenditure on major maintenance, refits or repairs is capitalized where it enhances the performance of an asset above its originally assessed standard of performance; replaces an asset or part of an asset which was separately depreciated and which is then written off; or restores the economic benefits of an asset which has been fully depreciated. All other maintenance expenditure is charged to income as incurred.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 -- ACCOUNTING POLICIES (CONTINUED)

EXPLORATION EXPENDITURE

     Exploration expenditure is accounted for in accordance with the successful efforts method. Exploration and appraisal drilling expenditure is initially capitalized as an intangible fixed asset. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to tangible production assets. All exploration expenditure determined as unsuccessful is charged against income. Exploration licence acquisition costs are amortized over the estimated period of exploration. Geological and geophysical exploration costs are charged against income as incurred.

DECOMMISSIONING

     Provision for decommissioning is recognized in full at the commencement of oil and natural gas production. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding tangible fixed asset of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of the production and transportation facilities. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the fixed asset.

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

     Liabilities for environmental costs are recognized when environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated. Generally, the timing of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years the amount recognized is the present value of the estimated future expenditure.

LEASES

     Assets held under leases which result in Group companies receiving substantially all risks and rewards of ownership (finance leases) are capitalized as tangible fixed assets at the estimated present value of underlying lease payments. The corresponding finance lease obligation is included with borrowings. Rentals under operating leases are charged against income as incurred.

RESEARCH

     Expenditure on research is written off in the year in which it is incurred.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 -- ACCOUNTING POLICIES (CONCLUDED)

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

DISCOUNTING

     The unwinding of the discount on provisions is included within interest expense. Any change in the amount recognized for environmental and other provisions arising through changes in discount rates is included within interest expense.

COMPARATIVE FIGURES

     Certain previous years' figures have been restated to conform with the 1999 presentation.

NOTE 2 -- TURNOVER

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)
Sales and operating revenue..........................            91,891   76,448  100,913
Customs duties and sales taxes.......................             8,325    8,144    9,153
                                                                 ------   ------   ------
                                                                 83,566   68,304   91,760
                                                                 ======   ======   ======

NOTE 3 -- PRODUCTION TAXES

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)
UK petroleum revenue tax.............................               237       45      306
Overseas production taxes............................               780      559    1,001
                                                                 ------   ------   ------
                                                                  1,017      604    1,307
                                                                 ======   ======   ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 -- DISTRIBUTION AND ADMINISTRATION EXPENSES

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)
Distribution.........................................             5,031    4,714    5,178
Administration.......................................             1,033    1,330    1,564
                                                                 ------   ------   ------
                                                                  6,064    6,044    6,742
                                                                 ======   ======   ======

NOTE 5 -- OTHER INCOME

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)
Income from other fixed asset investments............                66       74      101
Other interest and miscellaneous income..............               348      635      561
                                                                 ------   ------   ------
                                                                    414      709      662
                                                                 ======   ======   ======
Income from investments publicly traded included above               14       10       19
                                                                 ------   ------   ------

NOTE 6 -- EXCEPTIONAL ITEMS

     Exceptional items comprise profit (loss) on sale of businesses and fixed assets, restructuring costs, merger expenses, refinery network rationalization costs and European refining and marketing joint venture implementation costs as follows:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)
Profit on sale of businesses
--Group.................................................            427      310      250
--Joint ventures........................................             42       85       --
Loss on sale of businesses
--Group.................................................           (890)      --       --
--Joint ventures........................................             --       --     (123)
                                                                 ------   ------   ------
                                                                   (421)     395      127
Profit (loss) on sale of fixed assets -- Group..........             84      653      313
                                                                 ------   ------   ------
                                                                   (337)   1,048      440
Restructuring costs -- Group............................         (1,900)      --       --
Restructuring costs -- Joint ventures...................            (43)      --       --
Merger expenses -- Group................................             --     (198)      --
Refinery network rationalization -- Group...............             --       --      (47)
European refining and marketing joint venture
  implementation -- Group...............................             --       --     (265)
                                                                 ------   ------   ------
Exceptional items.......................................         (2,280)     850      128
Taxation credit (charge):
Sale of businesses......................................            (21)     (36)      (7)
Sale of fixed assets....................................            (29)    (185)    (208)
Restructuring costs.....................................            280       --       --
Merger expenses.........................................             --       23       --
Refinery network rationalization........................             --       --       24
European refinery and marketing joint venture implementation         --       --       53
                                                                 ------   ------   ------
Exceptional items, net of tax...........................         (2,050)     652      (10)
                                                                 ======   ======   ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SALES OF BUSINESSES AND FIXED ASSETS

     The profit on sale of businesses during 1999 relates mainly to the divestment by the Group of its Canadian oil properties and certain chemicals businesses. These included the Verdugt acid salts business; the Plaskon electronics materials business located in the USA and Singapore; and the US Fibers and Yarns business. The profit on sale of businesses by joint ventures is mainly attributable to the disposal by the BP/Mobil joint venture of its retail network in Hungary.

     The major elements of the loss on sale of businesses or termination of operations in 1999 are the disposal by the Group of its interest in the Pedernales oil field in Venezuela and the closure of its paraxylene joint venture in Singapore.

     For 1999 the sale of fixed assets includes the Federal Trade Commission-mandated sale of distribution terminals and service stations in the USA; the divestment by the Group of its interest in an olefins cracker at Wilton in the UK and the sale and leaseback of US railcars.

     In 1998 the principal sales of businesses were exploration and production properties in the USA and Papua New Guinea, the retail network in the Czech Republic, the Adibis fuel additives business and a speciality chemicals distribution business. The profit on sale of businesses by joint ventures relates mainly to the disposal by the BP/Mobil joint venture of its retail network in Belgium. In 1998 the profit on the sale of fixed assets arose principally from the divestment of the refinery in Lima, Ohio, and the sale and leaseback of the Amoco building in Chicago.

     In 1997 the major disposals were the sale of US exploration and production properties and an intrastate natural gas pipeline in Texas. Other divestments included oil marketing assets in Thailand and advanced materials and plastic resin businesses in the UK. The loss on sale of businesses by joint ventures related principally to the costs of the BP/Mobil joint venture terminating base oil manufacturing operations at Llandarcy in the UK.

     Additional information on the sale of businesses and fixed assets is given in Note 18 - Disposals.

RESTRUCTURING COSTS

     These costs arising from restructuring activity across the Group following the merger of BP and Amoco at the end of 1998 and relate predominantly to the Group's US operations. The major elements of the restructuring charges comprise employee severance costs ($1,212 million) and provisions to cover future rental payments on surplus leasehold office accommodation and other property ($297 million). During 1999 some 16,000 employees left the Group through severance or outsourcing arrangements. Also included in the restructuring charges are office closure costs, contract termination payments and asset write-downs. The cash outflow for these restructuring charges during the year was $976 million.

MERGER EXPENSES

     BP Amoco incurred fees and expenses of $198 million in connection with the merger. These costs relate principally to investment banking fees as well as legal, accounting and regulatory filing fees.

REFINERY NETWORK RATIONALIZATION

     The net charge for refinery network rationalization in 1997 of $47 million (1996 $24 million) represents the balance of the costs associated with the rationalization of the BP Amoco Group's international refining system announced in 1995.

EUROPEAN REFINING AND MARKETING JOINT VENTURE IMPLEMENTATION

     The one-off costs associated with the setting up of the European refining and marketing joint venture with Mobil in 1997 were $265 million. These costs represent the BP Amoco Group's share of charges for severance, restructuring, rebranding and other implementation charges.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- INTEREST EXPENSE

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)

Bank loans and overdrafts............................               119      158      188
Other loans..........................................               854      762      651
Finance leases.......................................                75       90      102
                                                                 ------   ------   ------
                                                                  1,048    1,010      941
Capitalized..........................................                43      119      116
                                                                 ------   ------   ------
Group................................................             1,005      891      825
Joint ventures.......................................                70       54       --
Associated undertakings..............................               131      108       83
Unwinding of discount on provisions (Note 43)........               130      124      127
Change in discount rate for provisions (Note 43).....               (20)      --       --
                                                                 ------   ------   ------
Total charged against profit.........................             1,316    1,177    1,035
                                                                 ======   ======   ======

     Interest expense includes a charge of $24 million (1998 $12 million and 1997 nil) relating to early redemption of debt.

NOTE 8 -- DEPRECIATION AND AMOUNTS PROVIDED

      Included in the income statement under the following headings:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)
Depreciation:
  Replacement cost of sales..........................             4,185    4,666    4,631
  Distribution.......................................               408      335      390
  Administration.....................................               115      100       88
  Exceptional items..................................               258       --        8
                                                                 ------   ------   ------
                                                                  4,966    5,101    5,117
                                                                 ======   ======   ======
Depreciation of capitalized leased assets included above             70       71       76
                                                                 ------   ------   ------
Amounts provided against fixed asset investments:
  Exceptional items..................................                84       --       --
  Replacement cost of sales..........................                (1)     200       --
                                                                 ------   ------   ------
                                                                     83      200       --
                                                                 ======   ======   ======

     The rationalization of office and other facilities in 1999 following the merger resulted in the write-off of redundant IT and other office equipment and furnishings. This charge of $258 million has been included within exceptional items. In addition for 1999 the charge for depreciation includes $100 million for the impairment of the Badami field in Alaska and $123 million for the write-down of various Chemicals and Refining and Marketing assets.

     The charge for depreciation in 1998 included $214 million for the impairment of the Opon field in Colombia and $61 million for the write-down of various other oil and natural gas properties. The impairment of the Opon field reflected lower than anticipated natural gas production and related reserve estimates. The charge also reflected impairment of the adjacent power plant because of the unavailability of an economic fuel supply. As a result of increased economic uncertainty in Russia, the Group wrote down the carrying value of its investment in A O Sidanco by $200 million.

     In assessing the value in use of potentially impaired assets, a discount rate of 10% has been used.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 -- TAXATION

CHARGE FOR TAXATION

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)
United Kingdom corporation tax:
  Current at 30.25% (1998 at 31.0% and 1997 at 31.5%)               875    1,325    1,329
  Overseas tax relief................................              (363)    (566)    (777)
                                                                 ------   ------   ------
                                                                    512      759      552
  Deferred at 30.0% (1998 at 31.0% and 1997 at 31.5%)                91     (188)     217
                                                                 ------   ------   ------
                                                                    603      571      769
  Advance corporation tax............................                --      (76)    (116)
                                                                 ------   ------   ------
                                                                    603      495      653
                                                                 ------   ------   ------
Overseas:
  Current............................................             1,143      896    2,247
  Deferred...........................................                30       (4)       7
  Joint ventures.....................................                 5      (15)      --
  Associated undertakings............................                99      148      106
                                                                 ------   ------   ------
                                                                  1,277    1,025    2,360
                                                                 ------   ------   ------
Taxation charge for the year.........................             1,880    1,520    3,013
                                                                 ======   ======   ======

     Included in the charge for the year is a credit of $230 million (1998 $198 million charge and 1997 $138 million charge) relating to exceptional items.

PROVISIONS FOR DEFERRED TAXATION

                                                                          Gross potential
                                                          Provisions         liability
                                                        ---------------   ---------------
                                                              Years ended December 31,
                                                        ---------------------------------
                                                          1999     1998     1999     1998
                                                        ------   ------   ------   ------
                                                                     ($ million)
Analysis of movements during the year:

  At January 1........................................   1,632    1,183    6,618    5,817
  Exchange adjustments................................      30       37      (42)      20
  Charge (credit) for the year........................     121     (192)     563      177
  Deletions/transfers.................................      --      604       --      604
                                                        ------   ------   ------   ------
  At December 31......................................   1,783    1,632    7,139    6,618
                                                        ======   ======   ======   ======
  of which  -- United Kingdom.........................   1,015      927    1,482    1,577
            -- Overseas...............................     768      705    5,657    5,041
                                                        ======   ======   ======   ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 -- TAXATION (CONTINUED)

                                                                          Gross potential
                                                          Provisions         liability
                                                        ---------------   ---------------
                                                              Years ended December 31,
                                                        ---------------------------------
                                                          1999     1998     1999     1998
                                                        ------   ------   ------   ------
                                                                     ($ million)
Analysis of provision:
  Depreciation........................................   2,567    2,413   10,279    9,905
  Petroleum revenue tax...............................    (332)    (420)    (332)    (420)
  Other timing differences............................    (452)    (328)  (2,808)  (2,834)
  Advance corporation tax.............................      --      (33)      --      (33)
                                                        ------   ------   ------   ------
                                                         1,783    1,632    7,139    6,618
                                                        ======   ======   ======   ======

      If provision for deferred taxation had been made on the basis of the gross potential liability, the taxation charge for the year would have been increased (decreased) as follows:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)
United Kingdom.................................................    (185)     (40)      83
Overseas.......................................................     627      409       43
                                                                 ------   ------   ------
                                                                    442      369      126
                                                                 ======   ======   ======

     Deferred taxation is not generally provided in respect of liabilities which may arise on the distribution of accumulated reserves of overseas subsidiaries, joint ventures and associates.

RECONCILIATION OF THE UK STATUTORY TAX RATE TO THE EFFECTIVE TAX RATE OF THE GROUP ON REPLACEMENT COST PROFIT BEFORE EXCEPTIONAL ITEMS

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                 (% of profit before tax)

United Kingdom statutory tax rate.................................   30       31       31
Increase (decrease) resulting from:
  Current year timing differences not provided (including
    current year losses unrelieved/prior year losses utilized)....  (10)      (6)      (4)
  Tax on inventory holding gains (relief for inventory
    holding losses)...............................................    2       (3)      (1)
  Overseas taxes at higher rates..................................    5        4        4
  Tax credits.....................................................   --       (2)      (2)
  Advance corporation tax.........................................   --       (1)      (1)
  Other...........................................................    1        2        3
                                                                 ------   ------   ------
  Effective tax rate on replacement cost profit before
    exceptional items.............................................   28       25       30
                                                                 ======   ======   ======

     Further information presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 109 -- 'Accounting For Income Taxes' is set out below.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 -- TAXATION (CONCLUDED)

EFFECTIVE TAX RATE

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)
Analysis of profit before taxation:
United Kingdom.......................................             1,663    2,269    3,305
Overseas.............................................             5,363    2,534    5,532
                                                                 ------   ------   ------
                                                                  7,026    4,803    8,837
                                                                 ======   ======   ======
Taxation.............................................             1,880    1,520    3,013
                                                                 ======   ======   ======
Effective tax rate...................................                27%      32%      34%
                                                                 ======   ======   ======

      The following relates the United Kingdom statutory tax rate to the effective tax rate of the Group based on profit before taxation:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                 (% of profit before tax)

United Kingdom statutory tax rate....................                30       31       31
Increase (decrease) resulting from:
  Current year timing differences not provided.......                (9)     (12)      (3)
  (Prior year losses utilized) current year
    losses unrelieved................................                 2        5       (2)
  (Inventory holding gains not taxed) no relief for
    inventory holding losses.........................                (5)       5        2
  Overseas taxes at higher rates.....................                 5        7        6
  Tax credits........................................                --       (2)      (2)
  Advance corporation tax............................                --       (2)      (1)
  Amortization of purchase price allocation..........                 1        1        1
  Other .............................................                 3       (1)       2
                                                                 ------   ------   ------
Effective tax rate...................................                27       32       34
                                                                 ======   ======   ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 10 -- DIVIDENDS PER ORDINARY SHARE

                                                  Years ended December 31,
                              --------------------------------------------------------------
                                1999   1998   1997   1999   1998   1997   1999   1998   1997
                              ------ ------ ------ ------ ------ ------ ------ ------ ------
                                (pence per share)    (cents per share)       ($ million)
BP AMOCO

Dividends per ordinary share:
First quarterly...........     3.069     --     --   5.00     --     --    970     --     --
Second quarterly..........     3.112     --     --   5.00     --     --    970     --     --
Third quarterly...........     3.033     --     --   5.00     --     --    971     --     --
Fourth quarterly..........     3.125  3.059     --   5.00   5.00     --    971    968     --
                              ------ ------ ------ ------ ------ ------ ------ ------ ------
                              12.339  3.059     --  20.00   5.00     --  3,882    968     --
                              ------ ------ ------ ------ ------ ------ ------ ------ ------
BP
Dividends per ordinary share:
First quarterly...........            2.875  2.625          4.75   4.25           551    490
Second quarterly..........            3.000  2.750          5.00   4.48           579    517
Third quarterly...........            3.000  2.750          5.00   4.61          584    519
Fourth quarterly..........               --  2.875            --   4.70            --    543
                                     ------ ------        ------ ------        ------ ------
                                      8.875  11.00         14.75  18.04         1,714  2,069
                                     ------ ------        ------ ------        ------ ------
AMOCO
Dividends per common stock:
First quarterly...........                                 18.75  17.50           362    345
Second quarterly..........                                 18.75  17.50           360    349
Third quarterly...........                                 18.75  17.50           358    344
Fourth quarterly..........                                 18.75  17.50           358    344
                                                          ------ ------        ------ ------
                                                            75.0  70.00         1,438  1,382
                                                          ------ ------        ------ ------
Total Group...............                                               3,882  4,120  3,451
                                                                         =====  ===== ======

     On an ordinary share equivalent basis, the Amoco quarterly dividends for 1998 were 4.7 cents and 1997 4.4 cents.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 11 -- PROFIT PER ORDINARY SHARE

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       (cents per share)
Basic earnings per share.......................................   25.82    16.77    29.56
Diluted earnings per share.....................................   25.68    16.70    29.41


     The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders, i.e. profit for the year less preference dividends, related to the weighted average number of ordinary shares in issue during the year. The weighted average number of shares has been adjusted for the subdivision (2 for 1 share split) of ordinary shares effective October 4, 1999. The profit attributable to ordinary shareholders is $5,006 million (1998 $3,219 million and 1997 $5,672 million). The average number of shares outstanding excludes the shares held by the Employee Share Ownership Plans.

     The calculation of diluted earnings per share is based on profit attributable to ordinary shareholders as for basic earnings per share. However, the number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares. The number of ordinary shares outstanding for basic and diluted earnings per share may be reconciled as follows:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                      (shares million)
Weighted average number of ordinary shares.....................  19,386   19,192   19,184
Ordinary shares issuable under employee share schemes..........     111       84       98
                                                                 ------   ------   ------
                                                                 19,497   19,276   19,282
                                                                 ======   ======   ======

     In addition to basic earnings per share based on the historical cost profit for the year, a further measure, based on replacement cost profit before exceptional items, is provided as it is considered that this measure gives an indication of underlying performance.

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                     (cents per share)
Profit for the year.........................................      25.82    16.77    29.56
Inventory holding (gains) losses............................      (8.91)    7.25     4.89
                                                                 ------   ------   ------
Replacement cost profit for the year........................      16.91    24.02    34.45
Exceptional items, net of tax...............................      10.57    (3.40)    0.06
                                                                 ------   ------   ------
Replacement cost profit before exceptional items............      27.48    20.62    34.51
                                                                 ======   ======   ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 12-- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                         Historical cost             Profit per
                                                Group      profit before    Profit     ordinary
                                             turnover   interest and tax     (loss)       share
                                             --------   ----------------    ------   ----------
                                                            ($ million)                  (cents)

Year ended December 31, 1999
First quarter.............................     17,984                195      (176)       (0.91)
Second quarter............................     22,939              2,461     1,635         8.44
Third quarter.............................     26,665              2,990     1,848         9.53
Fourth quarter............................     33,592              2,696     1,701         8.76
                                              -------            -------   -------      -------
Total.....................................    101,180              8,342     5,008        25.82
                                              =======            =======   =======      =======
Year ended December 31, 1998
First quarter.............................     21,516              1,376       639         3.32
Second quarter............................     20,969              1,845       991         5.17
Third quarter.............................     21,651              2,279     1,578         8.22
Fourth quarter............................     19,596                480        12         0.06
                                              -------            -------   -------      -------
Total.....................................     83,732              5,980     3,220        16.77
                                              =======            =======   =======      =======

NOTE 13 -- RENTAL EXPENSE UNDER OPERATING LEASES

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)
Minimum rentals:
  Tanker charters....................................               357      396      447
  Plant and machinery................................               509      429      335
  Land and buildings.................................               271      315      268
                                                                 ------   ------   ------
                                                                  1,137    1,140    1,050
Less: Rentals from sub-leases........................              (178)    (105)     (99)
                                                                 ------   ------   ------
                                                                    959    1,035      951
                                                                 ======   ======   ======

NOTE 14 -- RESEARCH AND DEVELOPMENT

     Expenditure on research and development amounted to $310 million (1998 $412 million and 1997 $382 million).

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 15 -- AUDITORS' REMUNERATION

                                                   Years ended December 31,
                                      --------------------------------------------------
                                             1999              1998              1997
                                      ---------------   ---------------   ---------------
                                          UK    Total       UK    Total       UK    Total
                                      ------   ------   ------   ------   ------   ------
                                                           ($million)
Audit fees -- Ernst & Young:
  Group audit........................    5.5     13.5      5.8     12.1      3.9      8.9
  Local statutory audit and
    quarterly review.................    1.0      6.1      0.8      5.1      0.7      4.2
                                      ------   ------   ------   ------   ------   ------
                                         6.5     19.6      6.6     17.2      4.6     13.1
                                      ------   ------   ------   ------   ------   ------
Audit fees -- PricewaterhouseCoopers LLP:

  Group audit........................     --       --      0.1      2.7      0.1      2.8
  Local statutory audit and
    quarterly review.................     --       --      0.2      0.9      0.2      1.1
                                      ------   ------   ------   ------   ------   ------
                                          --       --      0.3      3.6      0.3      3.9
                                      ------   ------   ------   ------   ------   ------
Total Group..........................    6.5     19.6      6.9     20.8      4.9     17.0
                                      ======   ======   ======   ======   ======   ======

Fees for other services -- Ernst & Young

  Acquisitions and disposals.........    3.4      4.5      1.7      4.2      2.5      2.5
  Taxation services..................    1.4      5.9      0.8      2.6       --      2.1
  Consultancy and other..............   10.2     25.9      6.2     18.4      2.4     13.2
                                      ------   ------   ------   ------   ------   ------
                                        15.0     36.3      8.7     25.2      4.9     17.8
                                      ======   ======   ======   ======   ======   ======

     1999 Group audit fees include $1.1 million (1998 $0.7 million) for excess of actual over estimated fees for 1998.

     Fees to major firms of accountants other than Ernst & Young for non-audit services amounted to $160 million (1998 $181 million and 1997 $175 million).

NOTE 16 -- CURRENCY EXCHANGE GAINS AND LOSSES

     Accounted   net  foreign   currency   exchange   losses   included  in  the
determination of profit for the year amounted to $17 million gain (1998 $23 million loss and 1997 $126 million loss).

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 17 -- ACQUISITIONS

     In 1999 the Group acquired the outstanding 83% of ProGas, a major Canadian natural gas supply aggregator, and 50% of Solarex, a manufacturer and developer of photovoltaic products and systems, it did not already own. Also in 1999 the Group purchased APEX, a solar electric company based in Montpellier, France.

     During 1998 the Group acquired Styrenix Kunststoffe, a plastics business based in Germany and a number of minor refining and marketing businesses.

     In 1997 BP Amoco and Shell Oil completed the formation of Altura Energy, a partnership combining their oil and gas interests in west Texas and southeast New Mexico, USA. Altura Energy is consolidated within these accounts.

     The cost of acquisitions in the Group cash flow statement comprises:

                                                                 Year ended December 31,
                                                    -------------------------------------------------
                                                                 1999                 1998       1997
                                                    ----------------------------     -----      -----
                                                     Book                   Fair      Fair       Fair
                                                    value   Adjustment     value     value      value
                                                    -----   ----------     -----     -----      -----
                                                                  ($ million)

Goodwill.........................................      --          20         20        38         --
Other intangible assets..........................       3          --          3         1         --
Tangible assets..................................     109          10        119       194        810
Fixed assets - investments.......................       9          --          9        71         --
Working capital..................................      15          --         15        27         25
MSI..............................................      (1)         --         (1)       --       (835)
                                                   ------      ------     ------    ------     ------
                                                      135          30        165       331         --
Finance debt.....................................     (58)         --        (58)      (17)        --
                                                   ------      ------     ------    ------     ------
Cash consideration...............................      77          30        107       314         --
Cash acquired....................................       5          --          5        --         --
                                                   ------      ------     ------    ------     ------
Net cash outflow.................................      72          30        102       314         --
                                                   ======      ======     ======    ======     ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 18 -- DISPOSALS

     Disposals during 1999 included the sale of the Group's Canadian oil properties; the divestment of its interest in the Pedernales oil field in Venezuela; the Federal Trade Commission-mandated sale of distribution terminals and service stations in the USA and certain chemicals activities. These included the Verdugt acid salts business; its interest in an olefins cracker at Wilton in the UK; the Plaskon electronics materials business located in the USA and Singapore; the US Fibers and Yarns business; and the sale and leaseback of US railcars. In addition the Group incurred a loss on the closure of its paraxylene joint venture in Singapore.

     In 1998, the major disposals were exploration and production properties in the USA and Papua New Guinea, the refinery in Lima, Ohio, the sale and leaseback of the Amoco building in Chicago, the retail network in the Czech Republic, the Adibis fuel additives business and a speciality chemicals distribution business.

     In 1997, the major disposals were the sale of US exploration and production properties and an intrastate natural gas pipeline in Texas. Other divestments included oil marketing assets in Thailand and advanced materials and phenolic resin businesses in the UK.

      Total proceeds received for disposals represent the following amounts shown in the cash flow statement:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)

Proceeds from the sale of businesses.................             1,292      780      364
Proceeds from the sale of fixed assets...............             1,149    1,387    1,468
                                                                 ------   ------   ------
                                                                  2,441    2,167    1,832
                                                                 ======   ======   ======

      The disposals comprise the following:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                       ($ million)

Intangible assets....................................               199      151       21
Tangible assets......................................             2,340      945    1,184
Fixed asset -- investments...........................               206      157       40
Working capital......................................               175       88      203
Other ...............................................               (94)    (125)    (110)
                                                                 ------   ------   ------
                                                                  2,826    1,216    1,338
Profit (loss) on sale of businesses..................              (463)     310      250
Profit (loss) on sale of fixed assets................                84      653      313
                                                                 ------   ------   ------
Total consideration..................................             2,447    2,179    1,901
Deferred consideration...............................               (12)      (9)     (69)
Cash transferred on sale.............................                 6       (3)      --
                                                                 ------   ------   ------
Net cash inflow......................................             2,441    2,167    1,832
                                                                 ======   ======   ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 19 -- INTANGIBLE ASSETS

                                        Exploration                   Other
                                        expenditure    Goodwill intangibles       Total
                                        ----------- ----------- ----------- -----------
                                                            ($ million)
Cost
At January 1, 1999.....................       3,601         139         338       4,078
Exchange adjustments...................         (14)         (9)         (3)        (26)
Acquisitions...........................          --          20           3          23
Additions..............................         757           6         181         944
Transfers..............................        (118)         --          --        (118)
Deletions..............................        (446)         (5)        (12)       (463)
                                        ----------- ----------- ----------- -----------
At December 31, 1999...................       3,780         151         507       4,438
                                        =========== =========== =========== ===========

Depreciation
At January 1, 1999.....................         715          79         247       1,041
Exchange adjustments...................          (7)         (4)         (3)        (14)
Charge for the year....................         304           6          44         354
Transfers..............................         (23)         --          --         (23)
Deletions..............................        (261)         (1)         (2)       (264)
                                        ----------- ----------- ----------- -----------
At December 31, 1999...................         728          80         286       1,094
                                        =========== =========== =========== ===========

Net book amount
At December 31, 1999...................       3,052          71         221       3,344
At December 31, 1998...................       2,886          60          91       3,037
                                        =========== =========== =========== ===========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 20 -- TANGIBLE ASSETS

      Property, plant and equipment:

                                                                      Other               of which
                                 Exploration  Refining           businesses                 Assets
                                         and       and                  and                  under
                                  Production Marketing Chemicals  corporate     Total construction
                                 ----------- --------- --------- ----------   ------- ------------
                                                      ($ million)
Cost

At January 1, 1999.........           82,776    18,455    14,178      1,810   117,219        4,145
Prior year adjustment - change
  in accounting policy.....            1,823        --        --         --     1,823           --
                                 ----------- --------- --------- ----------   ------- ------------
Restated...................           84,599    18,455    14,178      1,810   119,042        4,145
Exchange adjustments.......             (972)       75      (436)       (16)   (1,349)         (21)
Acquisitions...............               --        10         1        108       119           53
Additions..................            2,964       871     1,078        140     5,053        1,531
Transfers..................              355        (5)       --         --       350       (2,605)
Deletions..................           (3,215)     (735)     (714)      (406)   (5,070)         (74)
                                 ----------- --------- --------- ----------   ------- ------------
At December 31, 1999.......           83,731    18,671    14,107      1,636   118,145        3,029
                                 =========== ========= ========= ==========   ======= ============

Depreciation
At January 1, 1999.........           46,648     8,744     6,435        927    62,754
Prior year adjustment - change
  in accounting policy.....            1,408        --        --         --     1,408
                                 ----------- --------- --------- ----------   -------
Restated...................           48,056     8,744     6,435       927     64,162
Exchange adjustments.......             (691)       30      (189)       (7)      (857)
Charge for the year........            3,401       799       534       182      4,916
Transfers..................               23        --        --        --         23
Deletions..................           (1,532)     (457)     (453)     (288)    (2,730)
                                 ----------- --------- --------- ----------   -------
At December 31, 1999.......           49,257     9,116     6,327       814     65,514
                                 =========== ========= ========= ==========   =======

Net book amount
At December 31, 1999.......           34,474     9,555     7,780       822     52,631        3,029
At December 31, 1998.......           36,543     9,711     7,743       883     54,880        4,145
                                 =========== ========= ========= ==========   ======= ============

     Assets held under capital leases, capitalized interest and land at net book amount included above:

                                      Leased assets              Capitalized interest
                              ----------------------------   ----------------------------
                               Cost  Depreciation      Net    Cost  Depreciation      Net
                              -----  -------------   -----   -----  ------------    -----
                                                      ($ million)
At December 31, 1999.......    1,741          969      772   2,554         1,321    1,233
At December 31, 1998.......    1,887          918      969   2,843         1,661    1,182
                              ====== =============    ====   =====  ============    =====

                                                                          Leasehold land
                                                                      ---------------------
                                                                      Over 50 years
                                                       Freehold land      unexpired   Other
                                                       -------------  -------------   -----
                                                                      ($ million)
At December 31, 1999..................................           942             47      38
At December 31, 1998..................................           963             42      29
                                                       =============  =============   =====

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 21 -- FIXED ASSETS -- INVESTMENTS

                            Associated undertakings
                           ------------------------
                                           Share of
                                           retained     Joint             Own           Other
                            Shares   Loans   profit  ventures   Loans  shares(a)  investments(b)  Total
                            ------   ----- --------  --------   -----  ------     -----------    ------
                                                     ($ million)
Cost

At January 1, 1999....       2,759     835      783     5,005      80     489              51    10,002
Exchange adjustments..          (6)    (11)     (49)     (395)     (1)    (16)             (1)     (479)
Additions and net movements
  in joint ventures...         147      63      110       843      85      77               1     1,326
Acquisitions..........           6      --       --        --      --      --               3         9
Transfers.............          14       3       --      (249)     --      --              --      (232)
Deletions.............         (54)     (8)      19        --     (68)    (94)             (3)     (208)
                            ------   ----- --------  --------   -----  ------     -----------    ------
At December 31, 1999..       2,866     882      863     5,204      96     456              51    10,418
                            ======   ===== ========  ========   =====  ======     ===========    ======

Amounts provided

At January 1, 1999....         215      --       --        --      14      --               1       230
Exchange adjustments..          (2)     --       --        --      --      --              --        (2)
Provided in the year..          64      --       --        --      19      --              --        83
Transfers.............          --      --       --        --      --      --              --        --
Deletions.............          --      --       --        --      (2)     --              --        (2)
                            ------   ----- --------  --------   -----  ------     -----------    ------
At December 31, 1999.          277      --       --        --      31      --               1       309
                            ======   ===== ========  ========   =====  ======     ===========    ======
Net book amount
At December 31, 1999..       2,589     882      863     5,204      65     456              50    10,109
At December 31, 1998..       2,544     835      783     5,005      66     489              50     9,772
                            ======   ===== ========  ========   =====  ======     ===========    ======

----------

(a) Own shares are held in Employee Share Ownership Plans (ESOPs) to meet the future requirements of the Employee Share Schemes (see Note 33) and prior to award under the Long Term Performance Plan (see Note 34). At December 31, 1999 the ESOPs held 53,989,000 (62,768,000 at December 31, 1998) shares for the Employee  Share  Schemes and  9,502,000  (6,266,000 at December 31,
     1998) shares for the Long Term Performance Plan. The market value of these shares at December 31, 1999 was $640 million ($517 million at December 31,
     1998).

(b)  Other investments are unlisted.

NOTE 22 -- INVENTORIES

                                                                             December 31,
                                                                           --------------
                                                                            1999     1998
                                                                          ------   ------
                                                                             ($ million)

Petroleum...................................................               3,517    1,896
Chemicals...................................................                 828      917
Other.......................................................                 202      174
                                                                          ------   ------
                                                                           4,547    2,987
Stores......................................................                 577      655
                                                                          ------   ------
                                                                           5,124    3,642
                                                                          ======   ======
Replacement cost............................................               5,165    3,747
                                                                          ======   ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 23 -- RECEIVABLES

                                                     December 31, 1999   December 31, 1998
                                                     -----------------   -----------------
                                                     Within      After    Within     After
                                                     1 year     1 year    1 year    1 year
                                                     ------     ------    ------    ------
                                                                  ($ million)

Trade receivables..................................   9,417         --     5,778        --
                                                     ======     ======    ======    ======
Other receivables:
  Joint ventures...................................     725         --       644        --
  Associated undertakings..........................      60         45       153         7
  Prepayments and accrued income...................   1,229        459       786       509
  Taxation recoverable.............................     263         83       248       165
  Pension prepayment...............................      --      2,542        --     2,213
  Other............................................   1,653        326     1,795       411
                                                     ------     ------    ------    ------
                                                      3,930      3,455     3,626     3,305
                                                     ======     ======    ======    ======

      Provisions for doubtful debts deducted from Trade receivables amounted to $117 million ($126 million at December 31, 1998).

----------

See Note 44 -- US generally accepted accounting principles.

NOTE 24 -- CURRENT ASSETS -- INVESTMENTS

                                                                             December 31,
                                                                          ---------------
                                                                            1999     1998
                                                                          ------   ------
                                                                             ($ million)

Publicly traded -- United Kingdom......................................       56       48
                -- Foreign.............................................       42       33
                                                                          ------   ------
                                                                              98       81
Not publicly traded...................................................       122      389
                                                                          ------   ------
                                                                             220      470
                                                                          ======   ======
Stock exchange value of publicly traded investments...................        99       83
                                                                          ======   ======

NOTE 25 -- FINANCE DEBT

                                                     December 31, 1999   December 31, 1998
                                                     -----------------   -----------------
                                                     Within      After    Within     After
                                                     1 year     1 year    1 year    1 year
                                                     ------     ------    ------    ------
                                                                  ($ million)

Bank loans and overdrafts..........................     264(a)     726       302(a)  1,778
Other loans........................................   4,548(a)   7,181     3,711(a)  6,080
                                                     ------     ------    ------    ------
Total borrowings...................................   4,812      7,907     4,013     7,858
Obligations under capital leases...................      88      1,737       101     1,783
                                                     ------     ------    ------    ------
                                                      4,900      9,644     4,114     9,641
                                                     ======     ======    ======    ======

---------------

(a)   Amounts due within one year include current maturities of long-term debt.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 25 -- FINANCE DEBT (CONTINUED)

     Where a borrowing is swapped into another currency, the borrowing is accounted in the swap currency and not in the original currency of denomination. Total borrowings include $91 million ($86 million at December 31, 1998) for the carrying value of currency swaps and forward contracts.

     Included within Other loans repayable within one year are US Industrial Revenue/Municipal Bonds of $1,376 million (December 31, 1998 $1,277 million) with maturity periods ranging up to 35 years. They are classified as repayable within one year, as required under UK GAAP, as the bondholders typically have the option to tender these bonds for repayment on interest reset dates. Any bonds that are tendered are usually remarketed and BP Amoco has not experienced any significant repurchases. BP Amoco considers these bonds to represent long-term funding when assessing the maturity profile of its borrowings.

ANALYSIS OF BORROWINGS BY YEAR OF REPAYMENT

                                     December 31, 1999             December 31, 1998
                           -------------------------------  ------------------------------
                           Bank loans                       Bank loans
                                  and      Other                   and     Other
                           overdrafts      loans     Total  overdrafts     loans     Total
                            ---------  --------- ---------  ----------  -------- ---------
                                                      ($ million)

Due after  10 years........       110      1,290     1,400          11     1,391     1,402
Due within 6-10 years......        45      1,816     1,861         266     1,825     2,091
           5 years.........       410        722     1,132         201       365       566
           4 years.........        36        377       413         785     1,081     1,866
           3 years.........        87      1,774     1,861         288       652       940
           2 years.........        38      1,202     1,240         227       766       993
                            ---------  --------- ---------  ----------  -------- ---------
                                  726      7,181     7,907       1,778     6,080     7,858
           1 year..........       264      4,548     4,812         302     3,711     4,013
                            ---------  --------- ---------  ----------  -------- ---------
                                  990     11,729    12,719       2,080     9,791    11,871
                            =========  ========= =========  ==========  ======== =========

     Amounts included above repayable by instalments part of which falls due after five years from December 31, are as follows:

                                                                             December 31,
                                                                          ---------------
                                                                            1999     1998
                                                                          ------   ------
                                                                             ($ million)

After five years............................................                  46      174
Within five years...........................................                  91      406
                                                                          ------   ------
                                                                             137      580
                                                                          ======   ======

     Interest rates on borrowings repayable wholly or partly more than five years from December 31, 1999 range from 6% to 9% with a weighted average of 7%. The weighted average interest rate on finance debt is 6%.

     At December 31, 1999 the Group had substantial amounts of undrawn borrowing facilities available, including $3,000 million ($2,800 million at December 31, 1998) expiring in 2000. These facilities are with a number of international banks and borrowings under them would be at pre-agreed rates. Certain of these facilities support the Group's commercial paper programme.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 25 -- FINANCE DEBT (CONTINUED)

ANALYSIS OF BORROWINGS BY CURRENCY

                                                                                           December 31,
                                         December 31, 1999                                        1998
                         ----------------------------------------------------------------- -----------
                                 Fixed rate debt             Floating rate debt
                         ---------------------------------   -------------------
                          Weighted       Weighted             Weighted
                           average   average time              average
                          interest      for which             interest
                              rate  rate is fixed   Amount        rate    Amount     Total       Total
                          --------  -------------   ------    --------    ------     -----       -----
                            (%)        (Years)   ($ million)     (%)   ($ million)($ million) ($ million)

US dollars.................      7             9     6,529           6     5,915    12,444      10,852
Sterling...................     --            --        --           6        49        49         613
Other currencies...........      8            31        46           6       180       226         406
                                                    ------              --------   -------     -------
Total loans................                          6,575                 6,144    12,719      11,871
                                                    ======              ========   =======     =======


     The Group aims for a balance between floating and fixed interest rates and, in 1999, the Group's upper limit for the proportion of floating rate debt was 65% of total net debt outstanding. Aside from debt issued in the US municipal bond markets, interest rates on floating rate debt denominated in US dollars are linked principally to LIBOR, while rates on debt in other currencies are based on local market equivalents. The Group monitors interest rate risk using a process of sensitivity analysis. Assuming no changes to the borrowings and hedges described above, it is estimated that a change of 1% in the general level of interest rates on January 1, 2000 would change 2000 profit before tax by approximately $80 million.

FAIR VALUES AND CARRYING AMOUNTS OF BORROWINGS

                                                              December 31,
                                           ----------------------------------------------
                                                             1999                    1998
                                           ----------------------  ----------------------
                                                         Carrying                Carrying
                                           Fair value      amount  Fair value      amount
                                           ----------    --------  ----------    --------
                                                             ($ million)

Short-term borrowings....................       2,433       2,433       1,659       1,659
Long-term borrowings.....................       9,979      10,118      10,555      10,126
                                           ----------    --------  ----------    --------
Total borrowings.........................      12,412      12,551      12,214      11,785
                                           ==========    ========  ==========    ========

     The fair value and carrying amounts of borrowings shown above exclude the effects of currency swaps, interest rate swaps and forward contracts (which are included for presentation in the balance sheet). Long-term borrowings include debt which matures in the year from December 31, 1999, whereas in the balance sheet long-term debt of current maturity is reported under amounts falling due within one year. Long-term borrowings also include US Industrial Revenue/Municipal Bonds classified on the balance sheet as repayable within one year. The carrying amount of the Group's short-term borrowings, which mainly comprise commercial paper, bank loans and overdrafts, approximate their fair value. The fair value of the Group's long-term borrowings is estimated using quoted prices or, where these are not available, discounted cash flow analyses, based on the Group's current incremental borrowing rates for similar types and maturities of borrowing.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 25 -- FINANCE DEBT (CONTINUED)

OBLIGATIONS UNDER CAPITAL LEASES

     The future minimum lease payments together with the present value of the net minimum lease payments were as follows:

                                                                              December 31,
                                                                                     1999
                                                                              -----------
                                                                              ($ million)

2000  ...............................................................                 103
2001  ...............................................................                 192
2002  ...............................................................                 183
2003  ...............................................................                 172
2004  ...............................................................                 178
Thereafter...........................................................               3,569
                                                                              -----------
                                                                                    4,397
Less: amount representing lease interest.............................               2,572
                                                                              -----------
Present value of net minimum capital lease payments..................               1,825
                                                                              ===========
of which -- due within one year......................................                  88
         -- due after one year.......................................               1,737
                                                                              -----------

      The following information is presented in compliance with the requirements of US GAAP.

Bank loans and overdrafts and other loans -- long term


                                                  Weighted average          December 31,
                                                  interest rate at        ---------------
                                                 December 31, 1999          1999     1998
                                                 -----------------        ------   ------
                                                                (%)          ($ million)
Sterling..................................                       6            40      486
US dollars................................                       8         7,786    7,180
Other currencies..........................                      10            81      192
                                                                          ------   ------
                                                                           7,907    7,858
                                                                          ======   ======

Bank loans and overdrafts and other loans -- short term

                                                                            December 31,
                                                                          ---------------
                                                                            1999     1998
                                                                          ------   ------
                                                                             ($ million)

Current maturities of long-term debt........................               1,003    1,077
Commercial paper............................................               2,201    1,333
Bank loans and overdrafts...................................                 232      300
Other.......................................................               1,376    1,303
                                                                          ------   ------
                                                                           4,812    4,013
                                                                          ======   ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 25 -- FINANCE DEBT (CONCLUDED)

                                                                         Weighted average
                                                                            interest rate
                                                                           at December 31,
                                                                          ----------------
                                                                            1999     1998
                                                                          ------   ------
                                                                                 (%)

Commercial paper............................................                   6        5
Bank loans, overdrafts and other borrowings.................                   6        7
US Industrial Revenue/Municipal bonds.......................                   5        4

NOTE 26 -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                     December 31, 1999   December 31, 1998
                                                     -----------------   -----------------
                                                     Within      After    Within     After
                                                     1 year     1 year    1 year    1 year
                                                     ------     ------    ------    ------
                                                                  ($ million)

Trade payables....................................... 8,203         --     5,091        --
                                                     ======     ======    ======    ======
Other accounts payable and accrued liabilities:
  Joint ventures.....................................   278         --       205        --
  Associated undertakings............................   199          4       154         4
  Production taxes...................................   417      1,140       241     1,238
  Taxation on profits................................ 2,558         39     2,395        39
  Social security....................................    14         --        14        --
  Accruals and deferred income....................... 3,610        618     2,642       454
  Dividends..........................................   971         --     1,552        --
  Other.............................................. 2,125        444     3,035       312
                                                     ------     ------    ------    ------
                                                     10,172      2,245    10,238     2,047
                                                     ======     ======    ======    ======

NOTE 27 -- OTHER PROVISIONS

                                                              Unfunded           Other
                                                               pension  postretirement
                               Decommissioning  Environmental    plans        benefits  Other     Total
                               ---------------  -------------  -------  --------------  -----     -----
                                                                  ($ million)

At January 1, 1999......                 3,310          1,157    1,767           2,311    272     8,817
Prior year adjusted - change
  in accounting policy (Note 43)          (229)          (172)      --              --    163      (238)
                               ---------------  -------------  -------  --------------  -----     -----
Restated................                 3,081            985    1,767           2,311    435     8,579
Exchange adjustments....                   (57)            (4)    (224)             --     (5)     (290)
New provisions..........                    80            145      160              42    500       927
Unwinding of discount...                    94             25       --              --     11       130
Change in discount rate.                  (280)           (18)      --              --     (2)     (300)
Utilized/deleted........                  (133)          (216)    (108)           (109)  (208)     (774)
                               ---------------  -------------  -------  --------------  -----     -----
At December 31, 1999....                 2,785            917    1,595           2,244    731     8,272
                               ===============  =============  =======  ==============  =====     =====

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 27 -- OTHER PROVISIONS (CONCLUDED)

     At December 31, 1999 the provision for the costs of decommissioning the Group's oil and natural gas production facilities and pipelines at the end of their economic lives was $2,785 million. These costs are expected to be incurred over the next 30 years. The provision has been estimated using existing technology, at current prices and discounted using a real discount rate of 3.5% (3%).

     The provision for environmental liabilities at 31 December 1999 was $917 million. This represents primarily the estimated environmental restoration and remediation costs for closed sites or facilities that have been sold. These costs are expected to be incurred over the next 10 years. The provision has been estimated using existing technology, at current prices, and discounted using a real discount rate of 3.5% (3%).

     The Group also holds provisions for potential future awards under the long-term performance plan, expected rental shortfalls on surplus properties and sundry other liabilities. To the extent that these liabilities are not expected to be settled within the next three years, the provisions are discounted using a real discount rate of 3.5% (3%).

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS

     An outline of the Group's major financial risks and the policies and objectives pursued in relation to these risks is set out in the financial risk management section of Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations and in Item 9A -- Quantitative and Qualitative Disclosures about Market Risk.

     In the normal course of business the Group is a party to derivative financial instruments (derivatives) with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. The underlying economic currency of the Group's cash flows is mainly the US dollar. Accordingly, most of our borrowings are in US dollars, are hedged with respect to the US dollar or swapped into dollars where this achieves a lower cost of financing. Significant non-dollar cash flow exposures are hedged. Gains and losses arising on these hedges are deferred and recognized in the income statement or as adjustments to carrying amounts, as appropriate, only when the hedged item occurs. In addition, we trade derivatives in conjunction with these risk management activities. The results of trading are recognized in income in the current period.

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

     Market risk is the possibility that a change in interest rates, currency exchange rates or oil and natural gas prices will cause the value of a financial instrument to decrease or its obligations to become more costly to settle. When derivatives are used for the purpose of risk management they do not expose the Group to market risk because the exposure to market risk created by the derivative is offset by the opposite exposure arising from the asset, liability, cash flow or transaction being hedged. When derivatives are held for trading purposes, the exposure of the Group to market risk is represented by potential changes in their fair (market) values. The measurement of market risk in trading activities is discussed further below.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

     With the exception of the table of currency exposures shown on page F-36, short-term debtors and creditors which arise directly from the Group's operations have been excluded from the disclosures contained in this note, as permitted by FRS13.

INTEREST RATE RISK

     The interest rate and currency profile of the financial liabilities of the Group at December 31, 1999, after taking into account the effect of interest rate swaps, currency swaps and forward contracts, are set out below.

                                                   December 31, 1999
                        -------------------------------------------------------------------------------------
                                     Fixed rate                  Floating rate      Interest free
                        ------------------------------------  ----------------- ---------------------
                                            Weighted                                Weighted
                             Weighted   average time          Weighted          average time
ANALYSIS OF FINANCIAL         average      for which           average                 until
LIABILITIES BY CURRENCY interest rate  rate is fixed  Amount  interest   Amount     maturity   Amount   Total
                        -------------  -------------  ------  --------   ------ ------------   ------  ------
                                   (%)        (Years)    ($m)       (%)     ($m)      (Years)     ($m)    ($m)
US dollars.............             7              9   6,704         5    7,587            7      912  15,203
Sterling...............            --             --      --         6       49            4      217     266
Other currencies.......             8             31      46         6      180            5      319     545
                                                      ------             ------                ------  ------
                                                       6,750              7,816                 1,448  16,014
                                                      ======             ======                ======  ======
Analysis of the above liabilities by balance sheet caption:
Creditors-- amounts falling due within one year
--Finance debt.................................................................................         4,900
Creditors-- amounts falling due after more than one year
--Finance debt.................................................................................         9,644
--Other creditors..............................................................................         1,062
Provisions for liabilities and charges
--Other provisions.............................................................................           408
                                                                                                       ------
                                                                                                       16,014
                                                                                                       ======

     The financial liabilities upon which interest is paid comprise principally borrowings and net obligations under finance leases.

     In managing its finance debt, the Group aims for a balance between floating and fixed interest rates and, in 1999, the Group's upper limit for the proportion of floating rate debt was 65% of total net debt outstanding. Interest rate swaps are used by the Group to modify the interest characteristics of its long-term borrowings from a fixed to a floating rate basis or vice versa. The following table indicates the types of swaps used and their weighted average interest rates as at December 31, 1999.

                                                                                $ million
                                                                       except percentages
                                                                       ------------------

Receive fixed rate swaps-- notional amount..................................        2,300
Average receive fixed rate .................................................          6.3%
Average pay floating rate...................................................          5.9%
Pay fixed rate swaps-- notional amount......................................        3,221
Average pay fixed rate......................................................          7.1%
Average receive floating rate...............................................          6.0%

     The  financial   liabilities  which  are  interest-free   comprise  various
accruals, sundry creditors and provisions relating to the Group's normal commercial operations with payment dates spread over a number of years.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

      The following table shows the interest rate and currency profile of the Group's material financial assets at December 31, 1999.

                                                        December 31, 1999
                        -------------------------------------------------------------------------------------
                                     Fixed rate                  Floating rate      Interest free
                        ------------------------------------  ----------------- ---------------------
                                            Weighted                                Weighted
                             Weighted   average time          Weighted          average time
ANALYSIS OF FINANCIAL         average      for which           average                 until
ASSETS BY CURRENCY      interest rate  rate is fixed  Amount  interest   Amount     maturity   Amount   Total
                        -------------  -------------  ------  --------   ------ ------------   ------  ------
                                   (%)        (Years)    ($m)       (%)     ($m)      (Years)     ($m)    ($m)
US dollars.............             5             1       12         5      748            3      122     882
Sterling...............             9             2       55        --       --            1      357     412
Other currencies.......             6             1       44         3      168            2      371     583
                                                      ------             ------                ------  ------
                                                         111                916                   850   1,877
                                                      ======             ======                ======  ======

Analysis of the above assets by balance sheet caption:
Current assets
--Debtors -- amounts falling due after more than one year....................................            326
--Investments................................................................................            220
--Cash at bank and in hand...................................................................          1,331
                                                                                                      ------
                                                                                                       1,877
                                                                                                      ======

     The floating rate financial assets earn interest at various rates set principally with respect to LIBOR or the local market equivalent.

MATURITY PROFILE OF FINANCIAL LIABILITIES

     The profile of the maturity of the financial liabilities included in the Group's balance sheet at December 31,1999 is shown in the table below.

                                                                        December 31, 1999
CARRYING AMOUNT OF FINANCIAL LIABILITIES                                -----------------
                                                                               ($ million)
Due within: 1 year............................................................      4,900
            1 to 2 years......................................................      1,505
            2 to 5 years......................................................      3,845
            Thereafter........................................................      5,764
                                                                                  -------
                                                                                   16,014
                                                                                  -------

FOREIGN EXCHANGE RATE RISK

     The table below shows the Group's principal currency exposures arising from normal trading activities. These exposures give rise to net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the operating unit involved, other than certain non-US dollar borrowings treated as hedges of net investments in overseas operations. As at December 31, 1999, these exposures were as shown below.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

FUNCTIONAL CURRENCY OF GROUP OPERATION

                                                          December 31, 1999
                                        -------------------------------------------------
                                        Net foreign currency monetary assets (liabilities)
                                        -------------------------------------------------
                                        US dollar  Sterling      Euro     Other     Total
                                        ---------  --------  --------  --------  --------
                                                           ($ million)

US dollar..............................        --       747       460      (385)      822
Sterling...............................       141        --       264       (19)      386
Other..................................       205      (114)        1        26       118
                                         --------  --------  --------  --------  --------
Total                                         346       633       725      (378)    1,326
                                         ========  ========  ========  ========  ========

     In accordance with its policy for managing its foreign exchange rate risk, the Group enters into various types of foreign exchange contracts, such as currency swaps, forwards and options. The fair values and carrying amounts of these derivatives are shown in the fair value disclosures below.

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

     The estimated fair value of the Group's financial instruments is shown in the table below. The table also shows the `net carrying amount' of the financial asset or liability. This amount represents the net book value, i.e. market value when acquired or later marked to market. The carrying amounts and fair values of finance debt shown below exclude the effects of interest rate swaps, currency swaps and forward contracts (which are included for presentation in the balance sheet). Current maturities of long-term finance debt are included under long-term finance debt.

                                                               December 31, 1999
                                                     -------------------------------------
                                                                             Net carrying
                                                       Net fair value              amount
                                                     asset (liability)     asset(liability)
                                                     ----------------      ---------------
                                                                  ($ million)
PRIMARY FINANCIAL INSTRUMENTS
Current assets
--Debtors-- amounts falling due after more than one year....      326                  326
--Investments...............................................      221                  220
--Cash at bank and in hand..................................    1,331                1,331
Finance debt
--Short-term borrowings.....................................   (2,433)              (2,433)
--Long-term borrowings......................................   (9,979)             (10,118)
--Net obligations under finance leases......................   (1,824)              (1,802)
Creditors-- amounts falling due after more than one year
--Other creditors...........................................   (1,062)              (1,062)
Provisions for liabilities and charges-- Other provisions...     (408)                (408)

DERIVATIVE FINANCIAL OR COMMODITY INSTRUMENTS
Risk management--  interest rate contracts..................       37                   --
               --  foreign exchange contracts...............     (209)                (191)
               --  oil price contracts......................       --                   --
               --  natural gas price contracts..............        2                   --
Trading        --  interest rate contracts..................       --                   --
               --  foreign exchange contracts...............       --                   --
               --  oil price contracts......................      (61)                 (61)

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

     Interest rate contracts include futures contracts, swap agreements and options. Foreign exchange contracts include forward and futures contracts, swap agreements and options. Oil and natural gas price contracts are those which require settlement in cash and include futures contracts, swap agreements and options and cash-settled commodity instruments (derivative commodity contracts that permit settlement either by delivery of the underlying commodity or in cash) such as forward contracts.

     The following methods and assumptions were used by the Group in estimating its fair value disclosures for its financial instruments: Current assets - Debtors - amounts falling due after more than one year: The fair value of other debtors due after one year is estimated not to be materially different from its carrying value.

     Current assets - Investments and Cash at bank and in hand: The carrying amount reported in the balance sheet for unlisted current asset investments and cash at bank and in hand approximates their fair value. The fair value of listed current asset investments has been determined by reference to market prices.

     Finance debt: The carrying amount of the Group's short-term borrowings, which mainly comprise commercial paper, bank loans and overdrafts, approximates their fair value. The fair value of the Group's long-term borrowings and finance lease obligations is estimated using quoted prices or, where these are not available, discounted cash flow analyses, based on the Group's current incremental borrowing rates for similar types and maturities of borrowing.

     Creditors - amounts falling due after more than one year - Other creditors:
These liabilities are predominantly interest-free. In view of the short maturities, the reported carrying amount is estimated to approximate the fair value.

     Provisions for liabilities and charges - Other provisions: Where the liability will not be settled for a number of years the amount recognized is the present value of the estimated future expenditure. The carrying amount of provisions for onerous contracts thus approximates the fair value.

     Derivative financial or commodity instruments: The fair values of the Group's interest rate contracts (swaps) are based on pricing models which take into account relevant market data. Fair values for the Group's foreign exchange contracts (forward contracts, swap agreements and options) are based on market prices of comparable instruments. The fair values of the Group's oil and natural gas price contracts (futures contracts, swap agreements, options and forward contracts) are based on market prices.

RISK MANAGEMENT

     Gains and losses on derivatives used for risk management purposes are deferred and recognized in earnings or as adjustments to carrying amounts, as appropriate, when the underlying debt matures or the hedged transaction occurs. When an anticipated transaction is no longer likely to occur or finance debt is terminated before maturity, any deferred gain or loss that has arisen on the related derivative is recognized in the income statement, together with any gain or loss on the terminated item. Where such derivatives used for hedging purposes are terminated before the underlying debt matures or the hedged transaction occurs, the resulting gain or loss is recognized on a basis which matches the timing and accounting treatment of the underlying hedged item. The unrecognized and carried-forward gains and losses on derivatives used for hedging, and the movements therein, are shown in the following table.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

                                                                Year ended December 31, 1999
                                                ---------------------------------------------------------------
                                                    Unrecognized          Carried forward in the balance sheet
                                                ------------------------  ------------------------------------
                                                 Gains   Losses    Total         Gains  Losses    Total
                                                 -----   ------    -----         -----  ------    -----
                                                                        ($ million)

Gains and losses at January 1, 1999...........     253     (402)    (149)          143    (194)     (51)
  of which accounted for in income in 1999....     115      (95)      20            58     (66)      (8)
Gains and losses at December 31, 1999.........     236     (215)      21            65    (283)    (218)
  of which expected to be recognized in income:
  In 2000.....................................      53      (58)      (5)           32     (45)     (13)
  In 2001 or later............................     183     (157)      26            33    (238)    (205)

TRADING ACTIVITIES

     The Group maintains active trading positions in a variety of derivatives. This activity is undertaken in conjunction with risk management activities. Derivatives held for trading purposes are marked to market and any gain or loss recognized in the income statement. For traded derivatives, many positions have been neutralized, with trading initiatives being concluded by taking opposite positions to fix a gain or loss, thereby achieving a zero net market risk.

     The following table shows the fair value at the year end and the average net fair value of derivatives and other financial instruments held for trading purposes during the year.

                                                   Years ended December 31,
                                 ----------------------------------------------------------------
                                                      1999                              1998
                                  ---------------------------------------------  ----------------
                                    Year end       Year end            Average            Average
                                  fair value     fair value     net fair value     net fair value
                                       asset      liability   asset (liability)  asset (liability)
                                  ----------     ----------   ----------------   ----------------
                                                       ($ million)

Interest rate contracts.......            --            --                  --                 (8)
Foreign exchange contracts....             4            (4)                 --                 21
Oil price contracts...........           155          (216)                 54                 60
                                  ----------     ----------   ----------------   ----------------
                                         159          (220)                 54                 73
                                  ==========     ==========   ================   ================

     The Group measures its market risk exposure, i.e. potential gain or loss in fair values, on its trading activity using a value at risk technique. This technique is based on a variance/covariance model and makes a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair value takes into account a snapshot of the end-of-day exposures, and the history of one-day price movements over the previous 12 months, together with the correlation of these price movements. The potential movement in fair values is expressed to three standard deviations which is equivalent to a 99.7% confidence level. This means that, in broad terms, one would expect to see an increase or a decrease in fair values greater than the value at risk on only one occasion per year if the portfolio were left unchanged.

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

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

     The following table shows values at risk for trading activities.

                                                      Years ended December 31,
                                      ------------------------------------------------------
                                                      1999                       1998
                                      -----------------------------------  -----------------
                                         High      Low  Average  Year end  Average  Year end
                                      -------  -------  -------  --------  -------  --------
                                                           ($ million)

Interest rate contracts................     1       --        1       --        2         --
Foreign exchange contracts.............    13       --        3        1        4         --
Oil price contracts....................    15        5        9       10        8         12

     The presentation of trading results shown below includes certain activities of the Group's oil trading division which involve the use of derivative financial instruments in conjunction with physical and paper trading of oil. It is considered that a more comprehensive representation of the Group's oil trading activities is given by the classification of the gains or losses on such derivatives along with those arising from the physical and paper trades to which they relate.

     The following table shows the trading income arising from derivatives and other financial instruments. For oil price contract trading, this also includes income or losses arising on trading of derivative commodity instruments and physical oil trades, representing the net result of the oil-trading portfolio.

                                                                     Year ended December 31,
                                                                     ----------------------
                                                                       1999          1998
                                                                     --------      --------
                                                                     Net gain      Net gain
                                                                        (loss)        (loss)
                                                                     --------      --------
                                                                           ($ million)

Oil price derivative financial and commodity instruments.............     133           540
Physical oil trades..................................................     151          (325)
                                                                     --------      --------
Total oil trading....................................................     284           215
Interest rate contracts..............................................      --           (26)
Foreign exchange contracts...........................................      23            38
                                                                     --------      --------
                                                                          307           227
                                                                     ========      ========

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

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

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

CASH FLOW EFFECTS

     Interest rate swaps give rise, at specified intervals, to cash settlement of interest differentials. Under currency swaps the counterparties initially exchange a principal amount in two currencies, agreeing to re-exchange the currencies at a future date at the same exchange rate. The Group's currency swaps have terms of up to six years.

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

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

      The carrying amounts and fair values of finance debt are as follows:

                                                             December 31,
                                           ----------------------------------------------
                                                      1999                   1998
                                           ----------------------  ----------------------
                                             Carrying        Fair    Carrying        Fair
                                               amount       value      amount       value
                                            ---------   ---------   ---------   ---------
                                                              ($ million)
Finance debt
  Long-term...............................     10,118       9,979      10,126      10,555
  Short-term..............................      2,433       2,433       1,659       1,659
Cash at bank and in hand..................      1,331       1,331         405         405

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

     In addition to the above financial instruments, the Group has issued third party guarantees and indemnities amounting to $458 million ($436 million at December 31, 1998). The credit risk and maximum cash requirement of these guarantees and indemnities is the full contractual amount, however no material loss is expected to arise.

     The following information is presented in compliance with the requirements of FASB Statement of Accounting Standards No.105 -- `Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk'.

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

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

                                                  Gross                            Net carrying
                                               contract   Fair value  Fair value   amount asset
                                                 amount        asset  (liability)    (liability)
                                              ---------   ----------  ----------   ------------
                                                               ($ million)
AT DECEMBER 31, 1999
Risk management
  Interest rate contracts........                 5,521         138         (101)           --
  Foreign exchange contracts.....                 5,026          39         (248)         (191)
  Oil price contracts............                   504          13          (13)           --
  Natural gas contracts..........                 4,395          56          (54)           --
Trading
  Interest rate contracts........                   200          --           --            --
  Foreign exchange contracts.....                 1,674           4           (4)           --
  Oil price contracts............                 3,144         148         (207)          (59)
AT DECEMBER 31, 1998
Risk management
  Interest rate contracts........                 5,866          69         (328)          (45)
  Foreign exchange contracts.....                 8,908         181         (160)          (75)
  Oil price contracts............                   491          12           (5)            7
  Natural gas contracts..........                 1,511          51          (44)           --
Trading
  Interest rate contracts........                   189          --           --            --
  Foreign exchange contracts.....                 9,441          30          (39)           (9)
  Oil price contracts............                 4,038         134         (123)           11

     Interest rate contracts include forward and futures contracts, swap agreements and options. Foreign exchange contracts include forward and futures contracts, swap agreements and options. Oil and natural gas price contracts are those which require settlement in cash and include futures contracts, swap agreements and options.

INTEREST RATE RISK MANAGEMENT

     The Group enters into interest rate contracts to manage its cost of borrowing as indicated in the following table:

                                    December 31, 1999              December 31, 1998
                             -----------------------------  -----------------------------
                                Gross       Fair      Fair     Gross       Fair     Fair
                             contract      value     value  contract      value     value
                               amount      asset liability    amount      asset liability
                             --------    -------   -------   -------    -------   -------
                                                      ($ million)

Swaps .......................   5,521        138      (101)    5,866         69      (328)
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

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

     The following table indicates the types of swaps used and their weighted average interest rates. Average variable rates are based on the actual rates in place at December 31; these may change significantly, affecting future cash flows. Swap contracts mainly have maturities between one and ten years.

                                                                   December 31,
                                                        ---------------------------------
                                                                 1999                1998
                                                        -------------       -------------
                                                          ($ million, except percentages)

Receive-- fixed swaps-- notional amount............             2,300               2,125
Average receive fixed rate.........................               6.3%                6.6%
Average pay floating rate..........................               5.9%                5.4%
Pay-- fixed swaps-- notional amount................             3,221               3,741
Average pay fixed rate.............................               7.1%                7.3%
Average receive floating rate......................               6.0%                5.3%

     Interest rate futures contracts may be used by the Group, on occasion, in preference to interest rate swaps to achieve a more cost effective method of managing the mix between fixed and floating rate debt. These contracts are commitments to either purchase or sell designated financial instruments at a future date for a specified price, and may be settled in cash or through delivery. The Group holds highly liquid contracts, such as US Treasury bond futures, with terms ranging up to a year. Initial margin requirements and daily calls are met either by the deposit of securities or in cash. Futures contracts have little credit risk as regulated exchanges are the counterparties.

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

FOREIGN EXCHANGE RISK MANAGEMENT

     The Group enters into various types of foreign exchange contracts in managing its foreign exchange risk as indicated in the following table:

                                   December 31, 1999              December 31, 1998
                           ------------------------------- ------------------------------
                                Gross       Fair      Fair     Gross       Fair     Fair
                             contract      value     value  contract      value     value
                               amount      asset liability    amount      asset liability
                            ---------  --------- --------- ---------  --------- ---------
                                                      ($ million)

Currency swaps...............   2,109         30      (200)    1,797         99      (107)
Forwards.....................   2,237          6       (44)    4,046         63       (38)
Options......................     680          3        (4)    3,065         19       (15)
                            ---------  --------- --------- ---------  --------- ---------
                                5,026         39      (248)    8,908        181      (160)
                            =========  ========= ========= =========  ========= =========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

     The Group's foreign exchange management policy is to minimize economic exposures from currency movements against the US dollar. This is achieved by raising finance in US dollars, hedging with respect to the US dollar or swapping into US dollars where this achieves a lower cost of financing, and hedging significant non-dollar cash flows. Examples of significant non-dollar cash flows are sterling-based capital lease payments, sterling tax payments and capital expenditure and operational requirements of Exploration in the UK.

     Under currency swaps the counterparties initially exchange a principal amount in two currencies, agreeing to re-exchange the currencies at a future date and at the same exchange rate. In addition, interest payments in the respective currencies are exchanged at specified intervals over the term of the agreement. The Group's currency swaps have terms up to six years. The majority of the Group's currency swaps relate to major currencies such as Sterling, Deutschmarks, Swiss Francs and Japanese Yen.

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

                                   December 31, 1999              December 31, 1998
                           ------------------------------- ------------------------------
                                Gross       Fair      Fair     Gross       Fair     Fair
                             contract      value     value  contract      value     value
                               amount      asset liability    amount      asset liability
                            ---------  --------- --------- ---------  --------- ---------
                                                      ($ million)
Oil
  Swaps.................          361          8       (13)      421         12        (5)
  Futures...............          143          5        --        70         --        --
                            ---------  --------- --------- ---------  --------- ---------
                                  504         13       (13)      491         12        (5)
                            =========  ========= ========= =========  ========= =========
Natural gas
  Swaps.................        4,346         55       (52)    1,478         48       (43)
  Options...............            7         --        --        33          3        (1)
  Futures...............           42          1        (2)       --         --        --
                            ---------  --------- --------- ---------  --------- ---------
                                4,395         56       (54)    1,511         51       (44)
                            =========  ========= ========= =========  ========= =========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

     The Group uses swaps, options and futures to hedge future purchases and sales of crude oil and refined oil products. The term of the oil price derivatives is usually less than one year. Natural gas swaps, options and futures are used to convert specific sales and purchase contracts from fixed prices to market prices. Swaps are also used to hedge exposure for price differentials between locations. The term of most natural gas price derivatives is less than one year, with some having terms of two years.

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

     The following table discloses the contract or notional amount and fair value of the derivatives held for trading purposes at December 31, 1999 and 1998 and the average fair value for the year.

                               Year ended December 31, 1999     Year ended December 31, 1998
                             -------------------------------  ---------------------------------
                                              Net    Average                   Net     Average
                                Gross  fair value fair value     Gross  fair value  fair value
                             contract       asset      asset  contract       asset       asset
                               amount (liability) (liability)   amount  (liability) (liability)
                            ---------  ---------   ---------  --------  ----------- -----------
                                                       ($ million)
Interest rate contracts
  Futures.....................    200         --        --        185          --         (1)
  Options.....................     --         --        --          4          --         --
  Swaptions...................     --         --        --         --          --         (7)
                            ---------  --------- ---------  ---------   ---------  ---------
                                  200         --        --        189          --         (8)
                            =========  ========= =========  =========   =========  =========
Foreign exchange contracts
  Forwards....................  1,549         --        --      3,012          (9)        23
  Options.....................    125         --        --      6,429          --         (2)
                            ---------  --------- ---------  ---------   ---------  ---------
                                1,674         --        --      9,441          (9)        21
                            =========  ========= =========  =========   =========  =========
Oil price contracts
  Swaps.......................  2,372        (63)       62      3,460          11         54
  Futures.....................    470         --        --        413          --         --
  Options.....................    302          4         6        165          --         --
                            ---------  --------- ---------  ---------   ---------  ---------
                                3,144        (59)       68      4,038          11         54
                            =========  ========= =========  =========   =========  =========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

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

NOTE 29 -- CAPITAL AND RESERVES

                                                      Paid
                                           Share        in    Merger   Retained
                                         capital   surplus   reserve   earnings     Total
                                       --------- --------- ---------  --------- ---------
                                                            ($ million)
At January 1, 1999.....................    4,863     3,386       697     32,840    41,786
Prior year adjustment - change in
  accounting policy (Note 43)..........       --        --        --        715       715
                                       --------- --------- ---------  --------- ---------
Restated...............................    4,863     3,386       697     33,555    42,501
Employee share schemes.................       16       311        --        (61)      266
Share dividend plan....................       13       (13)       --        311       311
Profit for the year....................       --        --        --      5,008     5,008
Dividends..............................       --        --        --     (3,884)   (3,884)
Exchange adjustment....................       --        --        --       (921)     (921)
                                       --------- --------- ---------  --------- ---------
At December 31, 1999...................    4,892     3,684       697     34,008    43,281
                                       ========= ========= =========  ========= =========

      The movements in the Group's share capital during the year are set out above. All movements are quantified in terms of the number of BP Amoco shares issued or repurchased.

     EMPLOYEE SHARE SCHEMES. During the year 66,162,232 ordinary shares were issued under employee share schemes. Certain of these shares were issued via a QUEST. See Note 33 for further details.

     SHARE DIVIDEND PLAN. 51,842,146 ordinary shares were issued under the share dividend plan by capitalization of the paid in surplus.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 30 -- RETAINED EARNINGS

     Retained earnings of $34,008 million ($33,555 million at December 31, 1998) include the following amounts, the distribution of which is limited by statutory or other restrictions:

                                                                            December 31,
                                                                          ---------------
                                                                            1999     1998
                                                                          ------   ------
                                                                             ($ million)
Parent company.......................................................         16       16
Subsidiary undertakings..............................................      5,638    5,195
Associated undertakings..............................................      1,649    1,162
                                                                          ------   ------
                                                                           7,303    6,373
                                                                          ======   ======

     Cumulative net exchange losses of $1,374 million are included in retained earnings ($453 million losses at December 31, 1998).

     There were no unrealized currency translation differences for the year on long-term borrowings used to finance equity investments in foreign currencies (1998 nil and 1997 unrealized losses of $2 million).

NOTE 31 -- ANALYSIS OF CONSOLIDATED STATEMENT OF CASH FLOWS

(I) RECONCILIATION OF HISTORICAL COST PROFIT BEFORE INTEREST AND TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                         ($ million)

Historical cost profit before interest and tax...........         8,342    5,980    9,872
Depreciation and amounts provided........................         4,965    5,301    5,117
Exploration expenditure written off......................           304      373      365
Share of (profits) losses of joint ventures
  and associated undertakings............................        (1,704)  (1,102)    (777)
Interest and other income................................          (217)    (272)    (255)
(Profit) loss on sale of businesses and fixed assets.....           379     (963)    (563)
Charge for provisions....................................           847      377      421
Utilization of provisions................................          (597)    (460)    (401)
Decrease (increase) in inventories.......................        (1,562)     584    1,740
Decrease (increase) in debtors...........................        (4,013)   1,768    2,033
(Decrease) increase in payables..........................         3,546   (2,000)  (1,994)
                                                                 ------   ------   ------
Net cash inflow from operating activities................        10,290    9,586   15,558
                                                                 ======   ======   ======

(II) EXCEPTIONAL ITEMS

     The cash outflow in respect of the restructuring costs charged in 1999 was $976 million. The cash outflow relating to the merger expenses charged in 1998 was $166 million (1998 $32 million). Both amounts were included in the net cash inflow from operating activities.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 31-- ANALYSIS OF CONSOLIDATED STATEMENT OF CASH FLOWS (CONCLUDED)

(III) FINANCING

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                         ($ million)

Long-term borrowing..................................            (2,140)  (2,078)  (1,179)
Repayments of long-term borrowing....................             2,268    1,208      884
Short-term borrowing.................................            (3,136)    (631)  (1,285)
Repayments of short-term borrowing...................             2,299      701    1,342
                                                                  -----   ------   ------
                                                                   (709)    (800)    (238)
Issue of ordinary share capital......................              (245)    (161)    (172)
Repurchase of share capital..........................                --      584    1,422
                                                                  -----   ------   ------
Net cash (inflow) outflow............................              (954)    (377)   1,012
                                                                  =====   ======   ======

(IV) MANAGEMENT OF LIQUID RESOURCES

     Liquid resources comprise current asset investments which are principally commercial paper issued by other companies. The net cash inflow from the management of liquid resources was $93 million (1998 $596 million and 1997 $167 million).

(V) COMMERCIAL PAPER

     Net movements in commercial paper are included within short-term borrowings or repayment of short-term borrowings as appropriate.

(VI) MOVEMENT IN NET DEBT

                                                   Years ended December 31,
                    ------------------------------------------------------------------------------
                                  1999                                     1998
                    --------------------------------------  --------------------------------------
                                         Current                                Current
                    Finance                asset       Net  Finance               asset        Net
                       debt    Cash  investments      debt     debt    Cash   investments     debt
                    ------- -------  -----------   -------  ------- -------   -----------  -------
                                                ($ million)

At January 1....    (13,755)    405          470   (12,880) (12,877)   355          1,067  (11,455)
Net cash flow...       (709)    965          (93)      163     (800)    67           (596)  (1,329)
Other movements.        (67)     --         (150)     (217)     (53)    --             --      (53)
Exchange adjustments    (13)    (39)          (7)      (59)     (25)   (17)            (1)     (43)
                    ------- -------  -----------   -------  ------- -------   -----------  -------
At December 31..    (14,544)  1,331          220   (12,993) (13,755)    405           470  (12,880)
                    ======= =======  ===========   =======  ======= =======   ===========  =======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 32 -- OPERATING LEASE COMMITMENTS

      Annual commitments under operating leases were as follows:

                                                            December 31,
                                           -----------------------------------------------
                                                     1999                    1998
                                           -----------------------------------------------

                                             Land and                Land and
                                            buildings       Other   buildings       Other
                                            ---------   ---------   ---------   ---------
                                                           ($ million)
Expiring within: 1 year                            19         107          50         149
                 2 to 5 years............          57         372          92         432
                 Thereafter..............         163         250         174          99
                                            ---------   ---------   ---------   ---------
                                                  239         729         316         680
                                            =========   =========   =========   =========

     The minimum future lease payments (after deducting related rental income from operating sub-leases of $518 million) were as follows:

                                                                              December 31,
                                                                                     1999
                                                                              -----------
                                                                                ($million)

2000  ...............................................................                 924
2001  ...............................................................                 801
2002  ...............................................................                 736
2003  ...............................................................                 556
2004  ...............................................................                 504
Thereafter...........................................................               1,898
                                                                              -----------
                                                                                    5,419
                                                                              ===========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 33 -- EMPLOYEE SHARE SCHEMES

     BP Amoco offers most of its employees the opportunity to acquire a shareholding in the Company through savings related and matching arrangements (participating share schemes and savings plans). BP Amoco also uses a long-term performance plan (see Note 34) and the granting of share options as elements of employee remuneration.

     Under the UK Savings Related Share Option Scheme employee save monthly over a three-or-five year period toward the purchase of shares at a price fixed when the option is granted. The option price is usually set at a 20% discount to the market price at the time of grant. The option must be exercised within six months of maturity of the savings contract otherwise it lapses. Similar schemes are run in a number of overseas countries.

     Under the UK Participating Scheme, BP Amoco matches employees' own contribution of shares, up to a predetermined limit, all of which are then held in trust for defined periods before being released to the employee. There are similar schemes in a number of overseas countries.

     The Company sponsors a number of savings plans covering most US employees. Under these plans, employees may contribute up to 20% of their salary subject to certain regulatory limits. BP Amoco matches employee contributions up to 7%, depending upon length of service. The plans invest primarily in BP Amoco ADSs. The Company's contributions vest over a period of five years. Company contributions to savings plans during the year were $95 million (1998 $91 million).

     During 1999, BP Amoco granted options under the BP Amoco Share Option Plan to certain categories of employees. Prior to 1999, BP and Amoco granted options under the BP Executive Share Option Scheme (BP ESOS) and the Amoco Stock Option Plan respectively. Options were granted to former Amoco employees who, under the terms of the merger agreement between BP and Amoco, must, for 1999 and 2000, be granted options on a similar basis to the arrangements under the Amoco Stock Option Plan. Options were also granted to certain former BP US employees. The options were granted at the market price at the date of grant. There are no performance conditions attaching to these grants. The options are exercisable one or two years after the date of grant, and lapse after 10 years.

     Also in 1999, options were granted to non-US middle managers in prior years these were granted under the BP ESOS. The options were granted at market price at the date of grant and are not exercisable until a performance condition is satisfied. Before any options can be exercised, the Remuneration Committee will require the total return to shareholders (share price increase with all dividends reinvested) on an investment in BP Amoco shares to exceed the mean total return to shareholders of a representative group of UK companies by a margin set from time to time by the committee. The performance period for each grant will normally be three years. Subject to achievement of the performance conditions, the options are exercisable between the third and tenth anniversaries of the date of grant.

     An Employee Share Ownership Plan (ESOP) has been established to acquire BP Amoco shares to satisfy future requirements of certain employee share schemes. Funding is provided to the ESOP by the Company. The assets and liabilities of the ESOP are recognized as assets and liabilities of the Company within these accounts. The ESOP has waived its rights to dividends.

     During 1999 the ESOP released 8,779,000 shares for the participating share schemes. The cost of shares released for these schemes has been charged in these accounts. At December 31, 1999 the ESOP held 53,989,000 shares (December 31, 1998, 62,768,000).

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 33 -- EMPLOYEE SHARE SCHEMES (CONTINUED)

     BP Amoco has established a Qualifying Employee Share Ownership Trust (QUEST) for the purposes of share option schemes for UK employees and executive directors of the company and its subsidiaries. During the year, contributions of $61 million ($42 million) were made by the Company to the QUEST which, together with option-holder contributions, were used by the QUEST to subscribe for new ordinary shares at market price. The cost of this contribution has been transferred by the Company directly to retained profits and the excess of the subscription price over nominal value has increased the share premium account.

     At December 31, 1999, all the 9,672,542 ordinary shares issued to the QUEST had been transferred to option holders exercising options under the UK Group Savings Related Share Option Scheme.

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                     (Options thousands)
Employee share options granted during the year:
  BP Amoco savings related and similar schemes.......             8,828    9,734   14,778
  BP Amoco share option plan.........................            41,054       --       --
  BP ESOS............................................                --    2,576    4,538
  Amoco Stock Option Plan............................                --   60,696   53,982
                                                                 ------   ------   ------
                                                                 49,882   73,006   73,298
                                                                 ======   ======   ======

     The exercise prices for BP options granted during the year were L4.495/$7.28 (8,828,566 options) for savings-related and similar schemes and L5.02/$8.01 (weighted average price) for 41,053,562 options granted under the share option plan.

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                     (Shares thousands)
Shares issued in respect of options exercised during the year:
  BP Amoco savings related and similar schemes........           12,176   12,582   27,948
  BP ESOS.............................................            7,861   10,260    8,804
  Amoco Stock Option Plan.............................           43,611   30,634   28,394
                                                                 ------   ------   ------
                                                                 63,648   53,476   65,146
                                                                 ======   ======   ======

     In addition 2,514,000 shares (1998,  3,298,000 shares and 1997,  13,644,000 shares) were issued, and 8,779,000 shares (1998, 8,518,000 shares and 1997 nil) released from the ESOP for participating share schemes.

                                                                   1999         1998         1997
                                                                 ------       ------       ------
Options outstanding at December 31:
  BP Amoco options (shares thousands)..................         323,161       346,898      336,066
  Exercise period.....................................        2000-2009     1999-2008    1998-2007
  Price...............................................      $2.09-$10.1   $1.85-$7.88  $1.85-$5.97

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 33 -- EMPLOYEE SHARE SCHEMES (CONTINUED)

      Share option transactions under employee share schemes are summarized as follows:

                                                           Years ended December 31,
                                ----------------------------------------------------------------------
                                         1999                     1998                    1997
                                --------------------     ---------------------     -------------------
                                            Weighted                  Weighted                Weighted
                                             average                   average                 average
                                 Number of  exercise      Number of   exercise     Number of  exercise
                                    shares     price         shares      price        shares     price
                                 ---------  --------      ---------   --------     ---------  --------
                                                  ($)                       ($)                     ($)
Outstanding at January 1...    346,897,822      4.34    336,066,100       3.85   336,891,588      3.25
Reinstated.................         37,480      5.24         33,486       2.82         1,920      3.72
Granted....................     49,882,128      7.88     73,005,560       5.64   373,298,654      5.47
Exercised..................    (63,711,433)     3.85    (53,475,492)      3.00   (65,145,366)     2.59
Stock appreciation rights
  exercised................       (542,772)     3.30       (698,720)      2.56      (635,200)     2.40
Cancelled..................     (9,401,838)     5.54     (8,033,112)      4.73    (8,345,496)     3.68
                               -----------              -----------                ----------
Outstanding at December 31.    323,161,387      4.95    346,897,822       4.34   336,066,100      3.85
                               ===========              ===========               ===========
Exercisable at December 31.    206,116,577              202,132,716               188,210,596
                               ===========              ===========               ===========
Available for grant at
  December 31..............  1,087,626,398            1,177,618,184               493,888,856
                             =============            =============               ===========

      Options outstanding at December 31, 1999 will be exercisable between 2000 and 2009.

      Available for grant figures for 1997 are as previously reported for BP p.l.c.

      For the share options outstanding and exercisable at December 31, 1998 the exercise price ranges and average remaining lives were:

                                      Options outstanding            Options exercisable
                                 ------------------------------      --------------------
                                             Weighted  Weighted                  Weighted
                                              average   average                   average
                                  Number of remaining  exercise       Number of  exercise
                                     Shares      life     price          shares     price
                                 ---------- ---------  --------       ---------  --------
                                               (years)       ($)                       ($)
Range of exercise prices
$2.01 - $3.62.................   96,461,832      2.75      3.27      86,451,031      3.30
$3.72 - $4.61.................   62,721,177      5.48      4.26      57,173,680      4.31
$4.68 - $6.93.................  115,913,522      6.91      5.54      62,470,866      5.60
$7.28 - $10.10................   48,064,916      8.36      7.88          21,000      7.89
                                ----------- ---------  --------     -----------  --------
                                323,161,387      5.61      4.96     206,116,577      4.28
                                =========== =========  ========     ===========  ========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 33 -- EMPLOYEE SHARE SCHEMES (CONCLUDED)

     As allowed by SFAS 123 `Accounting for Stock-Based Compensation' the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees'. In accordance with this accounting statement the Company does not recognize compensation expense on the grant of the options. Had compensation expense been determined based upon the fair value of the stock options at grant date consistent with the method of SFAS 123, the Company's profit for the year and profit per Ordinary Share for 1999 would have been reduced by $65 million (1998 $47 million and 1997 $43 million) and 1 cent (1998 1 cent and 1997 1 cent), respectively.

     The weighted average fair value of BP Amoco share options granted in 1999 was $2.27 (1998 $2.29 and 1997 $2.97). The fair value of each option grant was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions for 1999, 1998 and 1997, respectively; risk-free interest rates of 6.5, 6.0 and 7.0%; dividend yield of 3%; expected lives of three to five years and volatility of 32%, 18% and 18%.

     In 1998 and earlier years Amoco had granted stock options. Following the merger between BPand Amoco these were converted into BPAmoco share options. The weighted average fair value of Amoco stock options granted in 1998 was $7.40 and in 1997 was $8.41. On the basis of BP Amoco shares these equate to values of $1.86 and $2.12 respectively. The fair value of each option grant was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998 and 1997 respectively; risk-free interest rates of 5.7 and 6.7, dividend yield of 4%, expected lives of six years and volatility of 17%.

     The effects of applying SFAS 123 for the proforma disclosures are not representative of the effects expected on reported net income and profit per Ordinary Share in future years, since the disclosures do not reflect compensation expense for options granted prior to 1995.

NOTE 34 -- LONG TERM PERFORMANCE PLAN

     Senior executives and the executive directors participate in the Long Term Performance Plan (the Plan). This is an incentive scheme under which the Remuneration Committee may award shares to participants or fund the purchase of shares for participants if long-term targets are met. The Plan replaced the granting of executive share options to participants, apart from those based in North America who will continue to receive share options in line with local market practice.

     The cost of potential future awards is accrued over the three-year performance periods of each Plan. In any one year, three Plans are in operation. The amount charged in 1999 was $128 million (1998 $45 million and 1997 $28 million).

     The value of awards under the 1996-98 Plan made in 1999 was $52 million (1995-97 Plan $36 million).

     Employee Share Ownership Plans (ESOPs) have been established to acquire BP Amoco shares to satisfy any awards made to particpants under the Plan and then to hold them for the participants during the retention period of the Plan. In order to hedge the cost of potential future awards the ESOPs may, from time to time over the performance period of the Plans, purchase BP Amoco shares in the open market. Funding is provided to the ESOPs by the Company. The assets and liabilities of the ESOPs are recognized as assets and liabilities of the Company within these accounts. The ESOPs have waived their rights to dividends.

     At December 31, 1999 the ESOPs held 9,502,000 (1998,  6,266,000) shares for potential future awards.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 35 -- DIRECTORS' REMUNERATION

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                        ($ thousand)
TOTAL FOR ALL DIRECTORS
Emoluments (a).................................................  13,309    6,870    8,264
Compensation for loss of office................................   6,126       --       --
Gains made on the exercise of share options....................   5,158      888      146
Amounts awarded under long-term incentive schemes..............   7,594    4,434    6,844
                                                                 ======   ======   ======
HIGHEST PAID DIRECTOR
Emoluments.....................................................   2,434    1,514    1,538
Gains made on the exercise of share options....................   4,509      806      105
Amount awarded under long-term incentive schemes...............      --    1,331    1,346
Accrued pension at December 31.................................   1,172      626      554
                                                                 ======   ======   ======

----------

(a) Fees in 1998 of $45,730 and in 1997 of $60,680 in respect of Mr H M P Miles' services as a non-executive director were paid to his employer.

EMOLUMENTS

     These amounts comprise fees paid to the non-executive co-chairman and non-executive directors, and, for executive directors, salary and benefits earned during the relevant financial year, plus bonuses awarded for the year.

PENSION CONTRIBUTIONS

     Six executive directors participate in a non-contributory pension scheme established for UK staff by a separate trust fund to which contributions are made by BP Amoco based on actuarial advice. There were no contributions to this pension scheme in 1999, 1998 or 1997. Two executive directors participated in the Employee Retirement Plan for Amoco Corporation.

NOTE 36 -- LOANS TO OFFICERS

     Miss J C Hanratty has a low interest loan of $43,000 made to her prior to her appointment as Company Secretary on October 1, 1994.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 37 -- EMPLOYEE COSTS AND NUMBERS

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                         ($ million)
EMPLOYEE COSTS
Wages and salaries...................................             5,302    4,995    5,114
Social security costs................................               359      412      388
Pension costs........................................               (97)     139      141
                                                                 ------   ------   ------
                                                                  5,564    5,546    5,643
                                                                 ======   ======   ======

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
NUMBER OF EMPLOYEES
Exploration and Production...........................            13,300   18,800   19,150
Refining and Marketing (a)...........................            45,250   52,100   53,800
Chemicals............................................            18,700   23,050   24,000
Other businesses and corporate.......................             3,150    2,700    3,850
                                                                 ------   ------  -------
                                                                 80,400   96,650  100,800
                                                                 ======   ======  =======

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
AVERAGE NUMBER OF EMPLOYEES

1999
Exploration and Production.............     3,950       900     5,300     5,600    15,750
Refining and Marketing (b).............     9,600    10,050    20,700     8,150    48,500
Chemicals..............................     4,100     4,900     9,850     2,000    20,850
Other businesses and corporate.........     1,150       350     1,000       500     3,000
                                         --------  --------  --------  --------  --------
                                           18,800    16,200    36,850    16,250    88,100
                                         ========  ========  ========  ========  ========
1998
Exploration and Production                  4,050       900     7,900     6,200    19,050
Refining and Marketing (b).............    10,300     9,700    23,600     9,150    52,750
Chemicals..............................     4,650     5,150    11,600     2,450    23,850
Other businesses and corporate.........       950       300     1,550       450     3,250
                                         --------  --------  --------  --------  --------
                                           19,950    16,050    44,650    18,250    98,900
                                         ========  ========  ========  ========  ========
1997
Exploration and Production.............     3,750       900     8,450     5,700    18,800
Refining and Marketing.................     9,550    10,000    23,650     9,000    52,200
Chemicals..............................     5,000     4,650    11,850     2,550    24,050
Other businesses and corporate.........       900       200     1,950       600     3,650
                                         --------  --------  --------  --------  --------
                                           19,200    15,750    45,900    17,850    98,700
                                         ========  ========  ========  ========  ========

---------------

(a) Includes 18,050 (1998, 17,300 and 1997, 18,050) employees assigned to the BP/Mobil joint venture.

(b) Includes 7,800 (1998, 8,550 and 1997, 7850) employees assigned to the BP/Mobil joint venture in the UK and 9,650 (1998, 9,350 and 1997, 9,600) employees in the Rest of Europe.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

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

     The net credit to income for pensions in 1999 was $97 million (1998 $139 million net charge and 1997 $141 million net charge). This was assessed in accordance with independent actuarial advice using the projected unit credit method for the Group's major pension plans. The net credit for 1999 includes settlement and curtailment gains of $150 million arising from the high level of severance during the year.

     The principal assumptions used in calculating the credit/charge for the principle plans were as follows:

                                                Years ended December 31,
                                      ----------------------------------------------
                                            1999              1998              1997
                                      ----------        ----------        ----------

UK and other European plans:

Rate of return on assets............        6.1%                7%              8.1%
Discount rate.......................        6.1%                7%              8.1%
Future salary increases.............        4.3%              5.1%              5.9%
Future pension increases............        2.5%              3.2%              4.0%

US plans:
Rate of return on assets............         10%               10%               10%
Discount rate.......................        6.5%              6.9%                7%
Future salary increases.............          4%              4.7%              4.7%
Future pension increases............         nil               nil               nil

     At January 1, 1999 the date of the latest actuarial valuations or reviews, the market value of assets in the Group's major externally funded pension plans in the UK and the USA was $23,209 million ($20,689 million at January 1, 1998). The actuarial value of the assets of these plans represented 125% (1998 123%) of the benefits that had accrued to members of those plans, after allowing for expected future increases in salaries.

     At December 31, 1999 the obligation for accrued benefits in respect of the principal unfunded plans in Europe was $1,513 million ($1,714 million at December 31, 1998). Of this amount, $1,234 million ($1,345 million at December 31, 1998) has been provided in these accounts.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 38 -- PENSIONS (CONTINUED)

     Further information in respect of the Group's principal defined benefit pension plans required under FASB Statement of Financial Accounting Standards No. 132 -- 'Employers' Disclosures about Pensions and Other Postretirement Benefits' is set out below.

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                         ($ million)
Principal plans:
  Service cost-- benefits earned during year.........               347      375      335
  Interest cost on projected benefit obligation......               999    1,089    1,136
  Expected return on plan assets.....................            (1,273)  (1,339)  (1,364)
  Amortization of transition asset...................               (83)     (84)     (82)
  Recognized net actuarial gain......................              (108)     (87)     (65)
  Recognized prior service cost......................                17       14       30
  Curtailment and settlement.........................              (150)      12        9
  Special termination benefits.......................                 3       --       --
                                                                 ------   ------   ------
                                                                   (248)     (20)      (1)
Other defined benefit plans..........................                30       51       39
Defined contribution schemes.........................               121      108      103
                                                                 ------   ------   ------
Total pension (income) expense.......................               (97)     139      141
                                                                 ======   ======   ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 38 -- PENSIONS (CONTINUED)

                                                      UK and Other
                                                     European plans           US plans
                                                    ----------------     ----------------
                                                      1999      1998       1999      1998
                                                    ------    ------     ------    ------
                                                                 ($ million)

  Benefit obligation at January 1.................. 12,670    11,567      4,424     4,388
  Service cost.....................................    229       221        118       154
  Interest cost....................................    723       787        276       302
  Plan amendments..................................     47        --         71        --
  Curtailments, settlements and special
    termination benefits                                --        --        (15)       12
  Actuarial (gain) loss............................    130       518        (93)       60
  Plan participants' contributions.................     21        20         --        --
  Settlement payments..............................     --        --       (668)      (26)
  Benefit payments.................................   (639)     (619)      (286)     (466)
  Exchange adjustment..............................   (591)      176         --        --
                                                    ------    ------     ------    ------
  Benefit obligation at December 31................ 12,590    12,670      3,827     4,424
                                                    ------    ------     ------    ------

  Fair value of plan assets at January 1........... 17,991    15,915      5,230     4,774
  Actual return on plan assets.....................  3,280     2,456        981       833
  Plan participants' contributions.................     21        20         --        --
  Employer contributions...........................     --         8         74       115
  Settlement payments..............................     --        --       (668)      (26)
  Benefit payments.................................   (534)     (515)      (286)     (466)
  Exchange adjustment..............................   (569)      107         --        --
                                                    ------    ------     ------    ------
  Fair value of plan assets at December 31......... 20,189    17,991      5,331     5,230
                                                    ------    ------     ------    ------
  Funded status....................................  7,599     5,321      1,504       806
  Unrecognized transition asset....................   (252)     (318)       (14)      (32)
  Unrecognized net actuarial (gain) loss........... (7,012)   (4,914)      (740)     (207)
  Unrecognized prior service cost..................    135       111         13       (53)
                                                    ------    ------     ------    ------
  Net amount recognized............................    470       200        763       514
                                                    ======    ======     ======    ======
  Prepaid benefit cost.............................  1,704     1,545        837       656
  Accrued benefit liability........................ (1,473)   (1,644)      (142)     (190)
  Intangible asset.................................     78       126          5        --
  Accumulated other comprehensive income...........    161       173         63        48
                                                    ------    ------     ------    ------
                                                       470       200        763       514
                                                    ======    ======     ======    ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 38 -- PENSIONS (CONCLUDED)

     Major assumptions used to determine projected benefit obligations for the principal pension plans were as follows:

                                                                  December 31,
                                                       ----------------------------------
                                                             1999        1998        1997
                                                       ----------  ----------  ----------
UK and other European plans:
Compensation increase...........................             4.8%        4.3%        5.1%
Discount rate...................................             6.5%        6.1%          7%
US plans:
Compensation increase...........................             4.0%        4.7%        4.7%
Discount rate...................................             7.5%        6.5%        6.9%

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

     The charge to income for postretirement benefits in 1999 of $42 million (1998 $101 million and 1997 $110 million) was assessed in accordance with independent actuarial advice using the projected unit credit method. The charge for 1999 is net of a curtailment gain of $62 million arising from the high level of severance during the year.

     At December 31, 1999 the independent actuaries have reassessed the obligation for postretirement benefits at $1,638 million ($1,814 million at December 31, 1998). The provision for postretirement benefits at December 31, 1999 was $2,244 million ($2,311 million at December 31, 1998).

     The discount rate used to assess the obligation at December 31, 1999 was 7.5% (6.5% at December 31, 1998). The assumed future healthcare cost trend rate for 2000 and subsequent years is 5%.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 39 -- OTHER POSTRETIREMENT BENEFITS (CONCLUDED)

      Further information presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 132 -- 'Employers' Disclosures about Pensions and Other Postretirement Benefits' is set out below.

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                         ($ million)

Service cost -- benefits earned during year..........                34       39       40
Interest cost on projected benefit obligation........               113      114      116
Expected return on plan assets.......................                (4)      (1)      --
Recognized net actuarial gain........................               (31)     (28)     (24)
Amortization of prior service cost recognized........                (8)     (23)     (22)
Curtailment..........................................               (62)      --       --
                                                                 ------   ------   ------
Postretirement benefit expense.......................                42      101      110
                                                                 ======   ======   ======


                                                                            1999     1998
                                                                         -------  -------
                                                                             ($ million)
  Benefit obligation at January 1...........................               1,814    1,709
  Service cost..............................................                  34       39
  Interest cost.............................................                 113      114
  Plan amendments...........................................                  22       --
  Curtailment gain..........................................                 (21)      --
  Actuarial (gain) loss.....................................                (214)      52
  Benefit payments..........................................                (110)    (100)
                                                                          ------   ------
  Benefit obligation at December 31.........................               1,638    1,814
                                                                          ------   ------
  Fair value of plan assets at January 1....................                  49       --
  Actual return on plan assets..............................                   6        9
  Employer contributions....................................                  (2)      40
                                                                          ------   ------
  Fair value of plan assets at December 31..................                  53       49
                                                                          ------   ------
  Funded status.............................................              (1,585)  (1,765)
  Unrecognized net actuarial gain...........................                (570)    (382)
  Unrecognized prior service cost...........................                 (89)    (164)
                                                                          ------   ------
  Provision for postretirement benefits.....................              (2,244)  (2,311)
                                                                          ======   ======

      The assumed healthcare cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects:

                                                            1-Percentage     1-Percentage
                                                          point increase   point decrease
                                                           -------------    -------------
                                                                     ($ million)

Effect on total of service and interest cost in 1999........         18               (14)
Effect on postretirement obligation at December 31, 1999....        164              (137)

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 40 -- CONTINGENT LIABILITIES

     There were contingent liabilities at December 31, 1999 in respect of guarantees and indemnities entered into as part of, and claims arising from, the ordinary course of the Group's business, upon which no material losses are likely to arise.

     Approximately 200 lawsuits were filed in State and Federal Courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies which own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP Amoco owns a 50% interest in Alyeska through a subsidiary of BP America Inc. Alyeska and its owners have settled all of the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages which it has incurred. If any claims are asserted by Exxon which affect Alyeska and its owners, BP Amoco would defend the claims vigorously.

     The Internal Revenue Service (IRS) has challenged the application of certain foreign income taxes as credits against BP Amoco Corporation's US taxes that otherwise would have been payable for the years 1980 to 1992. On June 18, 1992, the IRS issued a statutory Notice of Deficiency for additional taxes in the amount of $466 million, plus interest, relating to 1980 to 1982. BP Amoco filed a petition in the US Tax Court contesting the IRS statutory Notice of Deficiency. Trial on the matter was held in April 1995, and a decision was rendered by the US Tax Court in March 1996, in BP Amoco's favor. The IRS has appealed the Tax Court's decision to the US Court of Appeals for the Seventh Circuit and on March 11, 1998 the Seventh Circuit affirmed the Tax Court's prior decision. A comparable adjustment of foreign tax credits for each year has been proposed for the years 1983 to 1992 based upon subsequent IRS audits. In
November 1999, BP Amoco Corporation reached an agreement with the IRS that effectively resolves this issue at a minimal tax cost to the company. On 13December1999 the parties filed a status report with the US Tax Court for the years 1983-1989 advising the Court that a basis for settlement had been reached and that final calculations were in the process of being prepared. Once these calculations are finalized, the parties expect to file an agreed decision document for the Court's final approval, which will then conclude the litigation.

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

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 41 -- JOINT VENTURES AND ASSOCIATED UNDERTAKINGS

     Summarized  financial  information  for  the  Group's  share  of its  joint ventures  is shown  below.  The  principal  joint  venture  is the  pan-European refining and marketing joint venture with ExxonMobil, which is jointly controlled. The other significant joint ventures of the BP Amoco Group at December 31, 1998 are shown in Note 46.

                                                                            December 31,
                                                                          ---------------
                                                                            1999     1998
                                                                          ------   ------
                                                                              ($ million)

Turnover....................................................              17,614   15,428
                                                                          ------   ------
Profit for the period before tax............................               1,037      546
                                                                          ------   ------
Profit for the period after tax.............................               1,032      561
                                                                          ------   ------
Fixed assets................................................               5,366    5,681
Current assets..............................................               4,582    3,372
                                                                          ------   ------
                                                                           9,948    9,053
Liabilities due within one year.............................               4,172    3,586
Liabilities due after one year..............................                 572      462
                                                                          ------   ------
                                                                           5,204    5,005
                                                                          ======   ======

     Within the BP/Mobil joint venture BP Amoco operates and has a 70% interest in the fuels refining and marketing operation and has a 49% interest in the lubricants business. Funding is provided to the joint venture by both BP Amoco and ExxonMobil in proportion to their respective interests as required. Surplus cash in the joint venture is returned to BP Amoco and ExxonMobil on a regular, usually daily, basis.

     BP Amoco has made available to the joint venture on a long-term basis the tangible fixed assets formerly used by its European refining and marketing operations. Staff working for the fuels business are BP Amoco employees, while those working for the lubricants business are ExxonMobil employees. Staff costs for BP Amoco employees were $819 million (1998 $902 million).

     During the year the BP Amoco Group sold crude oil and products totalling $3,398 million (1998 $2,264 million) to the BP/Mobil joint venture and purchased crude oil and products totalling $1,791 million (1998 $1,335 million). At December 31, 1999 the outstanding balances receivable and payable were $725 million (1998 $351 million) and $278 million (1998 $144 million) respectively. In addition there were net receipts of $527 million (1998 $675 million) outstanding at December 31, 1999.

     The more significant associated undertakings of the BP Amoco Group at December 31, 1998 are shown in Note 46.

     During the year the BP Amoco Group purchased crude oil from two associated undertakings, Abu Dhabi Marine Areas and Abu Dhabi Petroleum to the value of $935 million (1998 $715 million). At December 31, 1999 $119 million (1998 $45 million) was payable in respect of these purchases.

     During the year the BP Amoco Group sold chemical feedstocks totalling $460 million (1998 $395 million) to Erdoelchemie, an associated undertaking, and bought petrochemicals, mainly polyethylene, to the value of $77 million (1998 $76 million). At December 31, 1998 the outstanding balance receivable from Erdolchemie was $1 million (1998 $1 million).

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 42-- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a)

CAPITALIZED COSTS AT DECEMBER 31

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
                                                           ($ million)
1999
Gross capitalized costs:
  Proved properties....................    22,874     2,738    35,826    14,166    75,604
  Unproved properties..................       412        79       741     2,067     3,299
                                         --------  --------  --------  --------  --------
                                           23,286     2,817    36,567    16,233    78,903
Accumulated depreciation (b)...........    13,160     1,890    20,751     8,279    44,080
                                         --------  --------  --------  --------  --------
Net capitalized costs..................    10,126       927    15,816     7,954    34,823
                                         ========  ========  ========  ========  ========

1998
Gross capitalized costs:
  Proved properties....................    23,290     2,934    35,383    15,078    76,685
  Unproved properties..................       400        76       890     1,915     3,281
                                         --------  --------  --------  --------  --------
                                           23,690     3,010    36,273    16,993    79,966
Accumulated depreciation (b)...........    12,670     1,865    20,741     8,183    43,459
                                         --------  --------  --------  --------  --------
Net capitalized costs..................    11,020     1,145    15,532     8,810    36,507
                                         ========  ========  ========  ========  ========

1997
Gross capitalized costs:
  Proved properties....................    21,250     2,917    34,166    14,137    72,470
  Unproved properties..................       323        55       914     1,776     3,068
                                         --------  --------  --------  --------  --------
                                           21,573     2,972    35,080    15,913    75,538
Accumulated depreciation (b)...........    10,975     1,736    20,924     7,889    41,524
                                         --------  --------  --------  --------  --------
Net capitalized costs..................    10,598     1,236    14,156     8,024    34,014
                                         ========  ========  ========  ========  ========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 42-- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a) (CONTINUED)

COSTS INCURRED FOR THE YEAR ENDED DECEMBER 31

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
                                                           ($ million)
1999
Acquisition of properties:
  Proved...............................        --        --       396        --       396
  Unproved.............................        --        --        23       130       153
                                         --------  --------  --------  --------  --------
                                               --        --       419       130       549
Exploration and appraisal costs (c)....        83        39       287       439       848
Development costs......................       676        71     1,212       956     2,915
                                         --------  --------  --------  --------  --------
Total costs............................       759       110     1,918     1,525     4,312
                                         ========  ========  ========  ========  ========

1998
Acquisition of properties:
  Proved...............................        --        --         3        54        57
  Unproved.............................        --         1        58        62       121
                                         --------  --------  --------  --------  --------
                                               --         1        61       116       178
Exploration and appraisal costs (c)....       177       106       476       764     1,523
Development costs......................     1,432       100     1,670     1,569     4,771
                                         --------  --------  --------  --------  --------
Total costs............................     1,609       207     2,207     2,449     6,472
                                         ========  ========  ========  ========  ========

1997
Acquisition of properties:
  Proved...............................        --        95         7         7       109
  Unproved.............................        15         3       121        26       165
                                         --------  --------  --------  --------  --------
                                               15        98       128        33       274
Exploration and appraisal costs (c)....       192       133       524       942     1,791
Development costs......................     1,463       161     1,744     1,714     5,082
                                         --------  --------  --------  --------  --------
Total costs............................     1,670       392     2,396     2,689     7,147
                                         ========  ========  ========  ========  ========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 42-- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a) (CONTINUED)

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31


                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
                                                           ($ million)
1999
Turnover (d):
  Third parties........................     2,258       644     4,738     2,216     9,856
  Sales between businesses.............     2,251       108     1,283     2,938     6,580
                                         --------  --------  --------  --------  --------
                                            4,509       752     6,021     5,154    16,436
                                         --------  --------  --------  --------  --------
Exploration expense....................        51        20       172       305       548
Production costs.......................       734        98     1,387       756     2,975
Production taxes.......................       167         2       283       495       947
Other costs (income) (e)...............       157        16     1,231     1,143     2,547
Depreciation and amounts provided......     1,306       138     1,113       651     3,208
                                         --------  --------  --------  --------  --------
                                            2,415       274     4,186     3,350    10,225
                                         --------  --------  --------  --------  --------
Profit before taxation (f).............     2,094       478     1,835     1,804     6,211
Allocable taxes........................       643       312       483       497     1,935
                                         --------  --------  --------  --------  --------
Results of operations .................     1,451       166     1,352     1,307     4,276
                                         ========  ========  ========  ========  ========

1998
Turnover (d):
  Third parties........................     2,481       520     2,027       905     5,933
  Sales between businesses.............     1,063        73     2,782     2,133     6,051
                                         --------  --------  --------  --------  --------
                                            3,544       593     4,809     3,038    11,984
                                         --------  --------  --------  --------  --------
Exploration expense....................       134        89       240       458       921
Production costs.......................       878       146     1,548       888     3,460
Production taxes.......................        15         6       233       320       574
Other costs (income) (e)...............       (50)      (18)      780       384     1,096
Depreciation and amounts provided......     1,183       169     1,168     1,072     3,592
                                         --------  --------  --------  --------  --------
                                            2,160       392     3,969     3,122     9,643
                                         --------  --------  --------  --------  --------
Profit (loss) before taxation (f)......     1,384       201       840       (84)    2,341
Allocable taxes........................       378        79       111       115       683
                                         --------  --------  --------  --------  --------
Results of operations .................     1,006       122       729      (199)    1,658
                                         ========  ========  ========  ========  ========


                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 42-- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a) (CONTINUED)

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
                                                           ($ million)
1997
Turnover (d):
  Third parties........................     3,175       900     3,456     1,465     8,996
  Sales between businesses.............     1,322        --     3,315     2,972     7,609
                                         --------  --------  --------  --------  --------
                                            4,497       900     6,771     4,437    16,605
                                         --------  --------  --------  --------  --------
Exploration expense....................       156        79       273       454       962
Production costs.......................       743       176     1,378       944     3,241
Production taxes.......................       283        19       446       536     1,284
Other costs (income) (e)...............        50       (11)      720       690     1,449
Depreciation and amounts provided......     1,236       185     1,163       707     3,291
                                         --------  --------  --------  --------  --------
                                            2,468       448     3,980     3,331    10,227
                                         --------  --------  --------  --------  --------
Profit before taxation (f).............     2,029       452     2,791     1,106     6,378
Allocable taxes........................       655       206       896       501     2,258
                                         --------  --------  --------  --------  --------
Results of operations .................     1,374       246     1,895       605     4,120
                                         ========  ========  ========  ========  ========

----------

     The Group's share of associated undertakings results of operations in 1999 was a profit of $204 million (1998 $40 million and 1997 $13 million) after adding a tax credit of $6 million (1998 $19 million and 1997 nil).

     The Group's share of associated undertakings net capitalized costs at December 31, 1999 was $1,442 million (December 31, 1998 $2,212 million and December 31, 1997 $2,662 million).

     The Group's share of associated undertakings costs incurred in 1999 was $49 million (1998 $282 million and 1997 $1,349 million).

(a) Information given in this note relates to the Group's oil and natural gas activities. Midstream activities of natural gas gathering and distribution and the operation of the main pipelines and tankers are excluded. The main midstream activities are the Alaskan transportation facilities, the Forties Pipeline system, the Central Area Transmission system and Ruhrgas gas distribution operations. Profits (losses) on sale of businesses and fixed assets and restructuring costs relating to the oil and natural gas exploration and production activities which have been accounted as exceptional items, are also excluded.

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

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 42-- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a) (CONCLUDED)

(f) The exploration and production total replacement cost operating profit comprises:

                                                  United   Rest of             Rest of
                                                 Kingdom    Europe       USA     World     Total
                                                --------  --------  --------  --------  --------
                                                            ($ million)
       1999
       Exploration and production activities
       --Group (as above).....................     2,094       478     1,835     1,804     6,211
       --Associated undertakings..............        --        --        45       153       198
       Midstream activities...................       230       180       263       112       785
                                                --------  --------  --------  --------  --------
       Total replacement cost operating profit     2,324       658     2,143     2,069     7,194
                                                ========  ========  ========  ========  ========

       1998
       Exploration and production activities
       --Group (as above).....................     1,384       201       840       (84)    2,341
       --Associated undertakings..............       (15)       --        31         5        21
       Midstream activities...................       297       171       307        94       869
                                                --------  --------  --------  --------  --------
       Total replacement cost operating profit     1,666       372     1,178        15     3,231
                                                ========  ========  ========  ========  ========

       1997
       Exploration and production activities
       --Group (as above).....................     2,029       452     2,791     1,106     6,378
       --Associated undertakings..............        (8)       --        19         2        13
       Midstream activities...................       290       159       319       226       994
                                                --------  --------  --------  --------  --------
       Total replacement cost operating profit     2,311       611     3,129     1,334     7,385
                                                ========  ========  ========  ========  ========

NOTE 43 -- NEW ACCOUNTING STANDARD

     The BP Amoco Group adopted Financial Reporting Standard No.12 `Provisions, Contingent Liabilities and Contingent Assets' (FRS12) with effect from January 1, 1999. This standard changes the criteria for recognizing provisions for such costs as decommissioning, environmental liabilities, onerous contracts and restructuring charges. It also requires provisions for liabilities which may not be settled for a number of years to be discounted to their net present value. The adoption of this standard has been treated as a change in accounting policy. Comparative figures have been restated to reflect this change in accounting policy.

     The principal effects of the adoption of FRS12 are as follows:

(a) Provisions for environmental liabilities are determined on a discounted basis as the effect of the time value of money is material. Previously these liabilities were on an undiscounted basis.

(b) Provisions for decommissioning are recognized in full, on a discounted basis, at the commencement of oil and natural gas production. The BP Amoco Group's prior practice was to accrue the expected cost of decommissioning oil and natural gas production facilities on a unit-of-production basis over the life of the field. FRS12 also requires the BP Amoco Group to capitalize an amount equivalent to the provision as a tangible fixed asset and to amortize this amount over the life of the field on a unit-of-production basis.

(c) The unwinding of the discount, which represents a period-by-period cost, is included within interest expense.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 43 -- NEW ACCOUNTING STANDARD (CONCLUDED)

(d)  Liabilities in respect of certain onerous  contracts have been  recognized.


     The effect of the change in accounting policy has been for 1999 to increase total replacement cost operating profit and profit for the year, and for 1998 to increase total replacement cost operating profit and reduce the profit for the year as set out below.

                                                                      Years ended December 31,
                                                                      ------------------------
                                                                        1999     1998     1997
                                                                      ------   ------   ------
                                                                              ($ million)
      Total replacement cost operating profit.......................     121       84      100
      Restructuring costs...........................................      66       --       --
      Refinery network rationalization..............................      --       --     (118)
      European refining and marketing joint venture implementation..      --       --     (265)
      Interest expense..............................................    (110)    (124)    (127)
      Taxation......................................................      --       --       53
                                                                      ------   ------   ------
      Profit (loss) for the period..................................      77      (40)    (357)
                                                                      ======   ======   ======

     The adjustments to tangible assets and provisions for liabilities and charges at December 31, 1998 are as follows:

      Tangible assets.........................................................             415
      Other creditors.........................................................              62
      Other provisions........................................................             238
                                                                                        ------
      BP Amoco shareholders' interest..........................................            715
                                                                                        ======

NOTE 44 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

     UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, inventory holding gains or losses, interest expense and taxation of associated undertakings and joint ventures. In addition the turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) are included in the income statement as a single line item.

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

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 44-- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(A)   GROUP CONSOLIDATION (CONCLUDED)

      The following summarizes the reclassifications for associates and joint ventures necessary to accord with US GAAP.

                                                          Year ended December 1999
                                               --------------------------------------------
                                                          As                        US GAAP
                                                    Reported  Reclassification Presentation
                                               -------------  ---------------- ------------
                                                                ($ million)
      CONSOLIDATED STATEMENT OF INCOME
      Other income.................................      414             1,399       1,813
      Share of profits of JVs and associated
        undertakings                                   1,158            (1,158)         --
      Exceptional items before taxation............   (2,280)                1      (2,279)
      Inventory holding gains (losses).............    1,728              (547)      1,181
      Interest expense.............................    1,316              (201)      1,115
      Taxation.....................................    1,880              (104)      1,776
      Profit for the year..........................    5,008                --       5,008


                                                            Year ended December 1998
                                               --------------------------------------------
                                                          As                        US GAAP
                                                    Reported  Reclassification Presentation
                                               -------------  ---------------- ------------
                                                                ($ million)
      CONSOLIDATED STATEMENT OF INCOME
      Other income.................................      709               808       1,517
      Share of profits of JVs and associated
        undertakings                                   1,347            (1,347)         --
      Exceptional items before taxation............      850               (85)        765
      Inventory holding gains (losses).............   (1,391)              330      (1,061)
      Interest expense.............................    1,177              (162)      1,015
      Taxation.....................................    1,520              (132)      1,388
      Profit for the year..........................    3,220                --       3,220

                                                             Year ended December 1997
                                               --------------------------------------------
                                                          As                        US GAAP
                                                    Reported  Reclassification Presentation
                                               -------------  ---------------- ------------
                                                                ($ million)
      CONSOLIDATED STATEMENT OF INCOME
      Other income.................................      662               586        1,248
      Share of profits of JVs and associated
        undertakings                                   1,100            (1,100)          --
      Exceptional items before taxation............      128               123          251
      Inventory holding gains (losses).............     (939)              200         (739)
      Interest expense.............................    1,035               (83)         952
      Taxation.....................................    3,013              (108)       2,905
      Profit for the year..........................    5,673                --        5,673

(B)  INCOME STATEMENT

     The income statement prepared under UK GAAP shows sub-totals for replacement cost profit before interest and tax, historical cost profit before interest and tax and profit after taxation. These line items are not recognized under US GAAP.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 44-- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

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

(E)  PROVISIONS

     UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. Under US GAAP (i) environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable and (ii) provisions for decommissioning are provided on a unit-of-production basis over field lives.

     The  adjustments  for   decommissioning   expense,   interest  expense  and
     decommissioning and environmental provisions arise from the differences between the UK and US GAAP bases for determining provisions

(F)  DEFERRED TAXATION

     Under the UK GAAP restricted liability method, deferred taxation is only provided where timing differences are expected to reverse in the foreseeable future. Under US GAAP deferred taxation is provided for temporary differences between the financial reporting basis and the tax basis of the Group's assets and liabilities at enacted tax rates.

     US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under US GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

     The adjustments for fixed assets, depreciation and deferred taxation arise from the difference between the UK GAAP and US GAAP bases for deferred taxation.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 44-- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(F)  DEFERRED TAXATION (CONCLUDED)

     At December 31, 1999, the adjustment to the carrying amount of fixed assets was $1,210 million ($1,325 million at December 31, 1998) and the related deferred tax liability $1,145 million ($1,236 million at December 31, 1998). The charge for depreciation in 1999 in respect of these assets was $115 million (1998 $123 million and 1997 $162 million) and the credit for taxation $91 million (1998 $256 million and 1997 $166 million). The UK/US GAAP adjustment for deferred taxation may be summarized as follows:

                                                                            1999     1998
                                                                          ------   ------
                                                                             ($ million)

      Increase in provision from restricted liability to gross
        potential liability.............................................   5,356   4,677
      Tax liability resulting from business combination.................   1,145   1,236
      Net tax asset on sale and leaseback of Chicago office building, severance costs, European joint venture implementation costs,
        and other adjustments...........................................    (419)   (137)
                                                                          ------   ------
                                                                           6,082   5,776
                                                                          ======   ======

      The major components of deferred tax liabilities and assets on a US GAAP basis were as follows:

                                                                            December 31,
                                                                          ---------------
                                                                            1999     1998
                                                                          ------   ------
                                                                             ($ million)

      Depreciation..........................................             (11,394) (11,087)
      Other taxable temporary differences...................              (1,733)  (1,249)
                                                                          ------   ------
      Total deferred tax liabilities........................             (13,127) (12,336)
                                                                          ------   ------
      Petroleum revenue tax.................................                 332      420
      Decommissioning and other provisions..................               2,362    2,279
      Advance corporation tax...............................                  --       33
      Tax credit and loss carry forward.....................               1,726    1,870
      Other deductible temporary differences................               1,141    1,080
                                                                          ------   ------
      Gross deferred tax assets.............................               5,561    5,682
      Valuation allowance...................................                (299)    (754)
                                                                          ------   ------
      Net deferred tax assets...............................               5,262    4,928
                                                                          ------   ------
      Net deferred tax liability*...........................               7,865    7,408
                                                                          ======   ======

----------
* Primarily noncurrent.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 44-- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(G)  ORDINARY SHARES HELD FOR FUTURE AWARDS TO EMPLOYEES

     Under UK GAAP, Company shares held by an Employee Share Ownership Plan to meet future requirements of employee share schemes are recorded in the balance sheet as Fixed assets -- investments. Under US GAAP, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

(H)  SALE AND LEASEBACK

     The sale and leaseback of the Amoco building in Chicago, Illinois in 1998 is treated as a sale for UK GAAP whereas for US GAAP it is treated as a financing transaction.

     A provision was recognized under UK GAAP in 1999 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision has been reversed for US GAAP.

     Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 is taken to income in the period in which the transaction occurs. Under US GAAP this profit is not recognized immediately but amortised over the term of the operating lease.

(I)  DIVIDENDS

     Under UK GAAP, dividends are recorded in the year in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 44-- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

      The following is a summary of the adjustments to profit for the year and to BP Amoco shareholders' interest which would be required if US GAAP had been applied instead of UK GAAP:

PROFIT FOR THE YEAR

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                      ($ million except
                                                                     per share amounts)

Profit as reported in the consolidated statement of income..     5,008    3,220     5,673
Adjustments:
  Depreciation charge.......................................       (81)     (76)    (101)
  Decommissioning and environmental expense.................      (165)    (131)    (161)
  Onerous property leases...................................       133       --       --
  Interest expense..........................................       110      124      127
  Sale and leaseback of fixed assets........................       (37)    (211)      --
  Deferred taxation.........................................      (378)     (72)      41
  Other.....................................................         6      (28)     107
                                                                ------   ------   ------
Profit for the year as adjusted to accord with US GAAP......     4,596    2,826    5,686
Dividend requirements on preference shares..................         2        1        1
                                                                ------   ------   ------
Profit for the year applicable to Ordinary Shares
  as adjusted to accord with US GAAP........................     4,594    2,825    5,685
                                                                ======   ======   ======
Profit for the year as adjusted:
Per Ordinary Share - cents
  Basic.....................................................     23.70    14.72    29.62
  Diluted...................................................     23.56    14.66    29.46
                                                                ======   ======   ======
Per American Depositary Share - cents
  Basic.....................................................    142.20    88.32   177.72
  Diluted...................................................    141.36    87.96   176.76
                                                                ======   ======   ======

BP AMOCO SHAREHOLDERS' INTEREST

                                                                            December 31,
                                                                          ---------------
                                                                            1999     1998
                                                                          ------   ------
                                                                             ($ million)

BP Amoco  shareholders'  interest as reported in the
  consolidated  balance sheet.....................................        43,281   42,501
Adjustments:
  Fixed assets....................................................         1,237    1,112
  Ordinary shares held for future awards to employees.............          (456)    (489)
  Sale and leaseback of Chicago office building...................          (413)    (413)
  Decommissioning and environmental provisions....................          (499)    (238)
  Onerous property leases.........................................           139       --
  Deferred taxation...............................................        (6,082)  (5,776)
  Fourth quarterly dividend.......................................           972      968
  Pension liability adjustment....................................          (144)    (143)
  Other...........................................................          (197)    (188)
                                                                          ------   ------
BP Amoco shareholders' interest as adjusted to accord with US GAAP        37,838   37,334
                                                                          ======   ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 44-- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

COMPREHENSIVE INCOME

     The components of comprehensive income, net of related tax are as follows:

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                         ($ million)

Profit for the period as adjusted to accord with US GAAP....      4,596    2,826    5,686
Currency translation differences............................       (921)      55   (1,587)
Pension liability adjustment................................         (1)     (33)       7
                                                                 ------   ------   ------
Comprehensive income........................................      3,674    2,848    4,106
                                                                 ======   ======   ======

     Accumulated other comprehensive income at December 31, 1999 comprised currency translation losses of $1,374 million (December 31, 1998 losses $453 million) and pension liability adjustments of $144 million (December 31, 1998 $143 million).

CONSOLIDATED BALANCE SHEET

     Under US GAAP Trade and Other receivables due after one year of $3,455 million at December 31, 1999 ($3,305 million at December 31, 1998), included within current assets, would have been classified as noncurrent assets.
Borrowing under US Industrial Revenue/Municipal Bonds of $1,376 million (December 31,1998 $1,277 million) included within current liabilities -- falling due within one year would under US GAAP have been classified as noncurrent liabilities. The provision for deferred taxation is primarily in respect of noncurrent items.

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

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 44-- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

The statement of consolidated cash flows presented in accordance with SFAS 95 is as follows:

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                         ($ million)
OPERATING ACTIVITIES
Profit after taxation................................             5,146    3,283    5,824
Adjustments to reconcile profit after tax to net
  cash provided by operating activities:
  Depreciation and amounts provided..................             4,965    5,301    5,117
  Exploration expenditure written off................               304      373      365
  Share of profit (losses) of joint ventures and associated
    undertakings less dividends received.............              (536)    (136)     (36)
  Profit (loss) on sale of businesses and fixed assets              379     (963)    (563)

  Working capital decrease (increase) (a)............            (1,676)     380    2,370
  Other..............................................               318      255      382
                                                                 ------   ------   ------
NET CASH PROVIDED BY OPERATING ACTIVITIES............             8,900    8,493   13,459
                                                                 ------   ------   ------
INVESTING ACTIVITIES
Capital expenditures.................................            (6,314)  (9,026)  (8,995)
Acquisitions.........................................              (102)    (314)      --
Investment in associated undertakings................              (197)    (396)  (1,021)
Net investment in joint ventures.....................              (750)     708   (1,967)
Proceeds from disposal of assets.....................             2,441    2,167    1,832
                                                                 ------   ------   ------
NET CASH USED IN INVESTING ACTIVITIES................            (4,922)  (6,861) (10,151)
                                                                 ------   ------   ------
FINANCING ACTIVITIES
Proceeds from shares issued (repurchased) ...........               245     (423)  (1,250)
Proceeds from long-term financing....................             2,140    2,078    1,124
Repayments of long-term financing....................            (2,268)  (1,208)    (863)
Net increase (decrease) in short-term debt...........               837      (70)     (23)
Dividends paid -- Shareholders.......................            (4,135)  (2,408)  (2,437)
               -- Minority shareholders..............              (151)    (130)      --
                                                                 ------   ------   ------
NET CASH USED IN FINANCING ACTIVITIES................            (3,332)  (2,161)  (3,449)
                                                                 ------   ------   ------
Currency translation differences relating to cash
  and cash equivalents...............................                15      (15)     (28)
                                                                 ------   ------   ------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....               661     (544)    (169)
Cash and cash equivalents at beginning of year.......               794    1,338    1,507
                                                                 ------   ------   ------
Cash and cash equivalents at end of year.............             1,455      794    1,338
                                                                 ======   ======   ======

----------

(a)Working capital:
   Inventories (increase) decrease ...................           (1,562)     584    1,740
   Receivables (increase) decrease ...................           (3,854)   1,777    2,119
   Current liabilities (excluding finance debt)
    increase (decrease)...............................            3,740   (1,981)  (1,489)
                                                                 ------   ------   ------
                                                                 (1,676)     380    2,370
                                                                 ======   ======   ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 44-- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONCLUDED)

IMPACT OF NEW ACCOUNTING STANDARDS

     DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 `Accounting for Derivative Instruments and Hedging Activities (`SFAS 133'). The effective date of this standard was delayed for one year, to accounting periods beginning after June 15, 2000, by Statement of Financial Accounting Standards No.137, `Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No.133', issued in June 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet completed its evaluation of the impact of adopting SFAS 133 on the Group's results of operations and financial position as adjusted to accord with US GAAP.

     START-UP COSTS: Effective January 1, 1999 the Group adopted the American Institute of Certified Public Accountants' issued Statement of Position No. 98-5, `Reporting on the Costs of Start-up Activities' (SOP 98-5). This Statement requires costs associated with start-up activities and organization costs be expensed as incurred. Under its previous practice, the Group generally expensed such costs as incurred. The adoption of SOP 98-5 had no impact on the Group's results of operations and financial positions as adjusted to accord with US GAAP.

NOTE 45 -- BUSINESS AND GEOGRAPHICAL ANALYSIS

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

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 45-- BUSINESS AND GEOGRAPHICAL ANALYSIS (CONTINUED)

BY BUSINESS

                                                                 Other
                            Exploration   Refining          businesses
                                    and        and                 and
                             Production  Marketing Chemicals corporate(a) Eliminations     Total
                             ----------  --------- --------- ----------   ------------     -----
                                                   ($ million)
1999
Group turnover--third parties... 13,949     60,369     9,050       198              --   83,566
              --sales between
                businesses(b)...  7,700      2,524       342        --         (10,566)      --
                                -------    -------   -------   -------         -------  -------
                                 21,649     62,893     9,392       198         (10,566   83,566
                                -------    -------   -------   -------         -------  -------
Share of joint venture sales                                                             17,614
                                                                                        -------
                                                                                        101,180
                                                                                        -------
Equity accounted income (c)....     476        503       125        54                    1,158
                                -------    -------   -------   -------                  -------
Total replacement cost operating
  profit (loss) (d)............   7,194      1,840       686      (826)                   8,894
Exceptional items (e)..........  (1,097)      (334)     (257)     (592)                  (2,280)
Inventory holding gains (losses)     (1)     1,613       116        --                    1,728
                                -------    -------   -------   -------                  -------
Historical cost profit (loss)
  before interest and tax......   6,096      3,119       545    (1,418)                   8,342
                                -------    -------   -------   -------                  -------
Total assets (f)...............  46,649     27,248    13,021     2,643                   89,561

Operating capital employed (g).  37,322     14,358    10,048     1,192                   62,920
Depreciation and amounts
  provided (h).................   3,705        810       632       206                    5,353
Capital expenditure and
  acquisitions (i)                4,212      1,634     1,215       284                    7,345

1998
Group turnover--third parties..  12,216     46,625     9,312       151              --   68,304
              --sales between
                businesses (b).   5,060      1,812       379        48          (7,299)      --
                                -------    -------   -------   -------         -------  -------
                                 17,276     48,437     9,691       199          (7,299)  68,304
                                -------    -------   -------   -------         -------  -------
Share of joint venture sales                                                             15,428
                                                                                        -------
                                                                                         83,732
                                                                                        -------
Equity accounted income (c)....     244        852       150       101                    1,347
                                -------    -------   -------   -------                  -------
Total replacement cost operating
  profit (loss) (d)............   3,231      2,564     1,100      (374)                  6,521
Exceptional items (e)..........     396        394        43        17                     850
Inventory holding gains (losses)    (17)    (1,228)     (146)       --                  (1,391)
                                -------    -------   -------   -------                  -------
Historical cost profit (loss)
  before interest and tax......   3,610      1,730       997      (357)                  5,980
                                -------    -------   -------   -------                  -------
Total assets (f)...............  47,808     21,029    12,562     3,516                  84,915
Operating capital employed (g).  38,819     12,563    10,178      (579)                 60,981
Depreciation and amounts
  provided (h).................   4,272        790       497       115                   5,674
Capital expenditure and
  acquisitions (i).............   6,318      1,937     1,606       501                  10,362

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 45-- BUSINESS AND GEOGRAPHICAL ANALYSIS (CONTINUED)

                                                                 Other
                            Exploration   Refining          businesses
                                    and        and                 and
                             Production  Marketing Chemicals corporate(a) Eliminations Total
                             ----------  --------- --------- ----------   ------------ -----
                                                   ($ million)
1997
Group turnover--third parties..  15,475     65,283    10,853       149              --   91,760
              --sales between
                businesses (b).   7,696      2,421       592        --         (10,709)     --
                                -------    -------   -------   -------         -------  -------
                                 23,171     67,704    11,445       149         (10,709)  91,760
                                -------    -------   -------   -------         -------  -------
Share of joint venture sales                                                             16,804
                                                                                        -------
                                                                                        108,564
                                                                                        -------
Equity accounted income (c)...      292       604       125         79                    1,100
                                -------    -------   -------   -------                  -------
Total replacement cost operating
  profit (loss) (d)...........    7,385     2,292     1,530       (524)                  10,683
Exceptional items (e).........      587      (422)      (15)       (22)                     128
Inventory holding gains (losses)     12      (849)     (102)        --                     (939)
                                -------    -------   -------   -------                  -------
Historical cost profit (loss)
  before interest and tax.....    7,984     1,021     1,413      (546)                    9,872
                                -------    -------   -------   -------                  -------
Total assets (f)..............   46,024    24,055    12,141     4,059                    86,279

Operating capital employed (g)   36,428    14,073     9,672       232                    60,405
Depreciation (h)..............    3,957       842       559       124                     5,482
Capital expenditure and
  acquisitions                    7,879     1,824     1,145       572                    11,420

BY GEOGRAPHICAL AREA

                                 United       Rest of              Rest of
                                Kingdom (j)    Europe       USA      World   Eliminations Total
                             ----------     --------- --------- ----------   ------------ -----
                                                   ($ million)

1999
Group turnover
-- third parties(k)...........  25,817         5,332      37,405    15,012               83,566
-- sales between areas........   4,406           641       1,381     4,453    (10,881)       --
                                ------        ------      ------    ------    -------    ------
                                30,223(k)      5,973(k)   38,786    19,465    (10,881)   83,566
                                ------        ------      ------    ------    -------
Share of joint venture sales..   3,988        16,114         155       342     (2,985)   17,614
                                                                                        -------
                                                                                        101,180
                                                                                        -------
Equity accounted income (c)..       48           619         198       293                1,158
                                ------        ------      ------    ------              -------
Total replacement cost
  operating profit (d).......    2,111         1,167       3,001     2,615                8,894
Exceptional items (e)........     (237)         (258)       (983)     (802)              (2,280)
Inventory holding gains (losses)   151           494         839       244                1,728
                                ------        ------      ------    ------              -------
Historical cost profit before
  interest and tax...........    2,025         1,403       2,857     2,057                8,342
                                ------        ------      ------    ------              -------
Total assets (f).............   22,867         8,865      38,223    19,606               89,561
Operating capital employed (g)  14,748         4,434      27,426    16,312               62,920
Capital expenditure and
  acquisitions (i)...........    1,518           831       2,963     2,033                7,345

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 45-- BUSINESS AND GEOGRAPHICAL ANALYSIS (CONTINUED)


                                 United       Rest of              Rest of
                                Kingdom (j)    Europe       USA      World   Eliminations Total
                             ----------     --------- --------- ----------   ------------ -----
                                                   ($ million)
1998
Group turnover
-- third parties(k)...........  19,662         5,123      31,945    11,574               68,304
-- sales between areas........   2,848           700       1,215     2,458     (7,221)       --
                                ------        ------      ------    ------    -------    ------
                                22,510(k)      5,823(k)   33,160    14,032     (7,221)   68,304
                                ------        ------      ------    ------    -------
Share of joint venture sales..   3,467        14,186          43       305     (2,573)   15,428
                                                                                        -------
                                                                                         83,732
                                                                                        -------
Equity accounted income (c)..      135           904         125       183                1,347
                                ------        ------      ------    ------              -------
Total replacement cost
  operating profit (d).......    1,931         1,249       2,631       710                6,521
Exceptional items (e)........      (39)          106         511       272                  850
Inventory holding gains (losses)  (136)         (283)       (720)     (252)              (1,391)
                                ------        ------      ------    ------              -------
Historical cost profit before
  interest and tax...........    1,756         1,072       2,422       730                5,980
                                ------        ------      ------    ------              -------
Total assets (f).............   22,747         8,538      35,823    17,807               84,915
Operating capital employed (g)  14,188         5,053      26,629    15,111               60,981
Capital expenditure and
  acquisitions (i)...........    2,463         1,248       3,720     2,931               10,362

1997
Group turnover
-- third parties(k)...........  27,473         7,943      40,322    16,022               91,760
-- sales between areas........   3,787           553       1,438     3,377     (9,155)       --
                                ------        ------      ------    ------    -------    ------
                                31,260         8,496      41,760    19,399     (9,155)   91,760
                                ------        ------      ------    ------    -------
Share of joint venture sales..   4,584        15,414          41        71     (3,306)   16,804
                                                                                        -------
                                                                                        108,564
                                                                                        -------
Equity accounted income (c)..       26           758          84       232                1,100
                                ------        ------      ------    ------              -------
Total replacement cost
  operating profit (d).......    2,767         1,332       4,360     2,224               10,683
Exceptional items (e)........     (133)         (205)        456        10                  128
Inventory holding gains (losses)   (85)         (103)       (647)     (104)                (939)
                                ------        ------      ------    ------              -------
Historical cost profit before
  interest and tax...........    2,549         1,024       4,169     2,130                9,872
                                ------        ------      ------    ------              -------
Total assets (f).............   22,520         9,246      36,533    17,980               86,279
Operating capital employed (g)  12,853         4,821      26,456    16,275               60,405
Capital expenditure and
  acquisitions (i)...........    2,413         1,243       3,315     4,449               11,420

----------

(a) Other businesses and corporate comprises Finance, BP Solarex, the Group's coal interest, interest income, and costs relating to corporate activities worldwide.

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

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 45-- BUSINESS AND GEOGRAPHICAL ANALYSIS (CONCLUDED)

(e) Exceptional items comprise profit (loss) on sale of businesses and sale of fixed assets of $(337) million in 1999 (1998 $1,048 million profit and 1997 $440 million profit), restructuring costs in 1999 of $1,943, merger expenses in 1998 of $198 million refinery network rationalization costs in 1997 of $47 million and European refining and marketing joint venture implementation costs in 1997 of $265 million.

(f) Total assets comprise fixed and current assets and include investments in joint ventures and associated undertakings analyzed between activities as follows:

                                                                        Other
                              Exploration    Refining              businesses
                                      and         and                     and
                               Production   Marketing   Chemicals   corporate(a)    Total
                               ----------  ----------  ----------  ----------  ----------
                                                      ($ million)

      1999....................      3,312       4,771       1,350         105       9,538
                               ----------  ----------  ----------  ----------  ----------
      1998....................      3,416       4,345       1,281         125       9,167
                               ----------  ----------  ----------  ----------  ----------
      1997....................      3,782       4,796       1,270         130       9,978
                               ----------  ----------  ----------  ----------  ----------

(g) Operating capital employed comprises net assets before deducting finance debt and liabilities for current and deferred taxation.

(h)  Depreciation   consists  of  charges  for   depreciation,   depletion   and
     amortization of property, plant and equipment, exploration expense and amounts provided against fixed asset investments.

(i) Capital expenditure and acquisitions includes $624 million in 1999 (1998 $620 million and 1997 $646 million) for the BP/Mobil joint venture.

(j) United Kingdom area includes the UK-based international activities of Refining and Marketing.

(k) Turnover to third parties is stated by origin which is not materially different from turnover by destination.

NOTE 46-- SUMMARIZED FINANCIAL INFORMATION ON ASSOCIATED UNDERTAKINGS AND JOINT VENTURES

      A summarized statement of income and assets and liabilities based on latest information available, with respect to the Group's equity accounted associated undertakings and joint ventures, is set out below:

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997(a)
                                                                 ------   ------   ------
                                                                         ($ million)

Sales and other operating revenue....................            41,180   42,801   45,330
Gross profit.........................................             7,715    7,484    7,641
Profit for the year..................................             2,641      675    1,754
                                                                 ======   ======   ======

                                                                            December 31,
                                                                            ------------
                                                                            1999     1998
                                                                          ------   ------
                                                                             ($ million)

Fixed and other assets...............................                     17,398   25,534
Current assets.......................................                     12,232   11,626
                                                                          ------   ------
                                                                          29,630   37,160
Current liabilities..................................                    (10,929) (12,703)
Noncurrent liabilities...............................                     (5,876)  (7,604)
                                                                          ------   ------
Net assets...........................................                     12,825   16,853
                                                                          ======   ======

----------

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 46-- SUMMARIZED FINANCIAL INFORMATION ON ASSOCIATED UNDERTAKINGS AND JOINT VENTURES (CONCLUDED)

(a)   Excludes Sidanco and Rusia.

     The more important associated undertakings and joint ventures of the Group at December 31, 1999 and the percentage of equity capital owned or joint venture interest are:

                                 %           Country of           Principal
                                             operation            activities
ASSOCIATED UNDERTAKINGS
Abu Dhabi Marine Areas.....      33          Abu Dhabi            Crude oil production
Abu Dhabi Petroleum........      24          Abu Dhabi            Crude oil production
Erdolchemie................      50          Germany              Chemicals
Ruhrgas....................      25          Germany              Gas distribution
Sidanco (b)................      10          Russia               Integrated oil operations
Rusia......................      25          Russia               Exploration and production
China American Petroleum Co.     50          Taiwan               Chemicals
JOINT VENTURES
BP/Mobil...................      70/49(c)    Europe               Refining and marketing
Empresa Petrolera Chaco....      30          Bolivia              Exploration and production
Pan American Energy........      60          Argentina            Exploration and production
CaTo Finance Partnership...      50          UK                   Finance

----------

(b)   20% voting interest.
(c)   Fuels/lubricants

NOTE 47 -- SUMMARIZED FINANCIAL INFORMATION ON CERTAIN US SUBSIDIARIES

BP AMERICA INC. (a)(b)

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                         ($ million)

Sales and other operating revenue....................            15,727   12,502   16,789
Gross profit (c).....................................             2,539    1,819    3,204
Profit for the year .................................               797      525      928
                                                                 ======   ======   ======

                                                                            December 31,
                                                                          ---------------
                                                                            1999     1998
                                                                          ------   ------
                                                                             ($ million)

Fixed and other assets...............................                     13,790   13,789
Current assets.......................................                      5,278    3,002
                                                                          ------   ------
Total assets.........................................                     19,068   16,791
                                                                          ======   ======
Current liabilities..................................                      6,283    5,172
Noncurrent liabilities...............................                      6,199    5,822
Shareholders' interest...............................                      6,586    5,797
                                                                          ------   ------
Total liabilities and shareholders' interest.........                     19,068   16,791
                                                                          ======   ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 47-- SUMMARIZED FINANCIAL INFORMATION ON CERTAIN USSUBSIDIARIES (CONTINUED)

THE STANDARD OIL COMPANY (a)(b)

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                         ($ million)

Sales and other operating revenue....................            15,301   12,111   16,312
Gross profit (c).....................................             2,337    1,617    2,897
Profit for the year..................................             1,057      655    1,008
                                                                 ======   ======   ======


                                                                            December 31,
                                                                          ---------------
                                                                            1999     1998
                                                                          ------   ------
                                                                             ($ million)

Fixed and other assets...............................                     12,584   12,387
Current assets.......................................                      6,664    4,547
                                                                          ------   ------
Total assets.........................................                     19,248   16,934
                                                                          ======   ======
Current liabilities..................................                      4,303    2,772
Noncurrent liabilities...............................                      5,363    5,630
Shareholders' interest...............................                      9,582    8,532
                                                                          ------   ------
Total liabilities and shareholders' interest.........                     19,248   16,934
                                                                          ======   ======

BP PIPELINES (ALASKA) INC. (a)(b)

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                         ($ million)
Sales and other operating revenue....................               476      547      638
Gross profit (c).....................................               193      239      242
Profit for the year..................................               113      140      123
                                                                 ======   ======   ======

                                                                            December 31,
                                                                          ---------------
                                                                            1999     1998
                                                                          ------   ------
                                                                             ($ million)
Fixed and other assets...............................                      1,290    1,362
Current assets.......................................                        853      803
                                                                          ------   ------
Total assets.........................................                      2,143    2,165
                                                                          ======   ======
Current liabilities..................................                        128      152
Noncurrent liabilities...............................                        967      994
Shareholders' interest...............................                      1,048    1,019
                                                                          ------   ------
Total liabilities and shareholders' interest.........                      2,143    2,165
                                                                          ======   ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

NOTE 47-- SUMMARIZED FINANCIAL INFORMATION ON CERTAIN USSUBSIDIARIES (CONTINUED)

BP EXPLORATION (ALASKA) INC. (a)(b)

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                         ($ million)
Sales and other operating revenue....................             8,645    5,666    9,228
Gross profit (loss)(c)...............................               365      (65)   1,150
Profit (loss)for the year............................               242      (60)     959
                                                                 ======   ======   ======

                                                                            December 31,
                                                                          ---------------
                                                                            1999     1998
                                                                          ------   ------
                                                                             ($ million)
Fixed and other assets...............................                     10,124    9,704
Current assets.......................................                      3,117    1,836
                                                                          ------   ------
Total assets.........................................                     13,241   11,540
                                                                          ======   ======
Current liabilities..................................                      2,119      628
Noncurrent liabilities...............................                      1,536    1,582
Shareholders' interest...............................                      9,586    9,330
                                                                          ------   ------
Total liabilities and shareholders' interest.........                     13,241   11,540
                                                                          ======   ======

----------

(a) BP America Inc. is a wholly-owned subsidiary of BP Amoco p.l.c.; The Standard Oil Company is a wholly-owned subsidiary of BP America Inc.; and BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. are wholly-owned subsidiaries of The Standard Oil Company.

(b) As a result of adopting FRS 12 (see Note 43), profit for the year ended December 31, 1999 for BP America Inc., The Standard Oil Company, BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. was increased by $22 million, $22 million $8 million and $11 million respectively. In addition, the adoption of FRS 12 resulted in the restatement of certain prior year financial information as follows - (i) shareholders' interest at December 31, 1998 for BP America Inc., The Standard Oil Company, BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. was increased by $770 million, $754 million, $281 million and $362 million, respectively;
     (ii) profit for the year ended December 31, 1998 for BP America Inc. The Standard Oil Company and BP Pipelines (Alaska) Inc. was decreased by $37 million, $35 million, and $9 million respectively and loss for the year ended December 31, 1998 for BP Exploration (Alaska) Inc. was increased by $7 million; (iii) profit for the year ended December 31, 1997 for BP America Inc., The Standard Oil Company, BP Pipelines (Alaska) Inc. was decreased by $35 million, $35 million, $7 million and $4 million respectively.

(c)  Gross  profit  (loss)  equals  sales  and  other  operating   revenue  less
     associated costs, which exclude distribution and administration expenses and exploration expense.

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

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

NOTE 47-- SUMMARIZED FINANCIAL INFORMATION ON CERTAIN USSUBSIDIARIES (CONCLUDED)

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

(g) Profit for the year ended December 31, 1999 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. includes a pretax charge of $100 million relating to the write-down of the investment in the Badami oilfield.

(h) Profit for the year ended December 31, 1999 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. includes pre-tax restructuring charges of $222 million, $153 million and $49 million respectively

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                      SUPPLEMENTARY OIL AND GAS INFORMATION
                                   (UNAUDITED)

      The following tables show estimates of the Group's net proved reserves of crude oil and natural gas at December 31, 1999, 1998 and 1997.

ESTIMATED NET PROVED RESERVES OF CRUDE OIL (a)

                                           United   Rest of                Rest of
                                          Kingdom    Europe       USA        World     Total
                                         --------  --------  --------     --------  --------
                                                           (millions of barrels)
1999
SUBSIDIARY UNDERTAKINGS
At January 1
  Developed............................     1,258       220     2,982          858     5,318
  Undeveloped..........................       270        51       979          686     1,986
                                         --------  --------  --------     --------  --------
                                            1,528       271     3,961        1,544     7,304
                                         ========  ========  ========     ========  ========
Changes in year attributable to:
  Revisions of previous estimates......       (10)       12        11            1        14
  Purchases of reserves-in-place.......         6        --         4           --        10
  Extensions, discoveries and other additions   1        24       100           44       169

  Improved recovery....................        28        14        87           83       212
  Production...........................      (212)      (36)     (275)        (149)     (672)
  Sales of reserves-in-place...........        --        --       (33)        (476)     (509)
  Transfers from associated undertakings       --        --         7(d)        --         7
                                         --------  --------  --------     --------  --------
                                             (187)       14       (99)        (497)     (769)
                                         ========  ========  ========     ========  ========

At December 31
  Developed............................     1,158       190     2,930          550     4,828
  Undeveloped..........................       183        95       932          497     1,707
                                         --------  --------  --------     --------  --------
                                            1,341       285     3,862(b)(c)  1,047     6,535
                                         ========  ========  ========     ========  ========

ASSOCIATED UNDERTAKINGS

BP Amoco share
At January 1.....................................................................     1,128
  Net revisions and other additions..............................................       (21)
  Purchases of reserves-in-place.................................................        --
  Production.....................................................................       (63)
  Transfers to subsidiary undertakings...........................................        (7)(d)
                                                                                     ------
At December 31...................................................................     1,037
                                                                                     ======
  TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS......................     7,572
                                                                                     ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                     SUPPLEMENTARY OIL AND GAS INFORMATION (CONTINUED)
                                   (UNAUDITED)

ESTIMATED NET PROVED RESERVES OF CRUDE OIL (a) (CONTINUED)

                                           United   Rest of                Rest of
                                          Kingdom    Europe       USA        World     Total
                                         --------  --------  --------     --------  --------
                                                           (millions of barrels)
1998
SUBSIDIARY UNDERTAKINGS
At January 1
  Developed............................       779       241     3,039          916     4,975
  Undeveloped..........................       744        46     1,210          637     2,637
                                         --------  --------  --------     --------  --------
                                            1,523       287     4,249        1,553     7,612
                                         ========  ========  ========     ========  ========
Changes in year attributable to:
  Revisions of previous estimates......       106        17       (90)         (76)      (43)
  Purchases of reserves-in-place.......         3        --        10            1        14
  Extensions, discoveries and
    other additions....................        38         4        57          222       321
  Improved recovery....................        80         1        69           32       182
  Production...........................      (189)      (38)     (283)        (141)     (651)
  Sales of reserves-in-place...........       (33)       --       (51)         (47)     (131)
                                         --------  --------  --------     --------  --------
                                                5       (16)     (288)          (9)     (308)
                                         ========  ========  ========     ========  ========
At December 31
  Developed............................     1,258       220     2,982          858     5,318
  Undeveloped..........................       270        51       979          686     1,986
                                         --------  --------  --------     --------  --------
                                            1,528       271     3,961(b)(c)  1,544     7,304
                                         ========  ========  ========     ========  ========

ASSOCIATED UNDERTAKINGS

BP Amoco share
At January 1.....................................................................     1,110
  Purchases of reserves-in-place.................................................        90
  Production.....................................................................       (72)
                                                                                     ------
At December 31...................................................................     1,128
                                                                                     ======
 TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS.......................     8,432
                                                                                     ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                SUPPLEMENTARY OIL AND GAS INFORMATION (CONTINUED)
                                   (UNAUDITED)

ESTIMATED NET PROVED RESERVES OF CRUDE OIL (a) (CONCLUDED)

                                           United   Rest of                Rest of
                                          Kingdom    Europe       USA        World     Total
                                         --------  --------  --------     --------  --------
                                                           (millions of barrels)
1997

SUBSIDIARY UNDERTAKINGS
At January 1
  Developed............................       655       198     2,933          911     4,697
  Undeveloped..........................       924        49       924          731     2,628
                                         --------  --------  --------     --------  --------
                                            1,579       247     3,857        1,642     7,325
                                         ========  ========  ========     ========  ========
Changes in year attributable to:
  Revisions of previous estimates......        33        13       139           50       235
  Purchases of reserves-in-place.......         9        67       364           48       488
  Extensions, discoveries and
    other additions....................        88        28       338          144       598
  Improved recovery....................        35         1        66           34       136
  Production...........................      (160)      (42)     (302)        (140)     (644)
  Sales of reserves-in-place...........       (61)      (27)     (213)        (225)     (526)
                                         --------  --------  --------     --------  --------
                                              (56)       40       392          (89)      287
                                         ========  ========  ========     ========  ========
At December 31
  Developed............................       779       241     3,039          916     4,975
  Undeveloped..........................       744        46     1,210          637     2,637
                                         --------  --------  --------     --------  --------
                                            1,523       287     4,249(b)(c)  1,553     7,612
                                         ========  ========  ========     ========  ========

ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1.....................................................................       984
  Net revisions and other changes................................................       (23)
  Purchases of reserves-in-place.................................................       194
  Production.....................................................................       (45)
                                                                                     ------
At December 31...................................................................     1,110(e)
                                                                                     ======
 TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS.......................     8,722
                                                                                     ======

----------

(a) Crude oil includes natural gas liquids and condensate. Net proved reserves of crude oil exclude production royalties due to others.

(b) Proved reserves in the Prudhoe Bay field in Alaska include an estimated 94 million barrels (nil barrels at December 31, 1998 and 65 million barrels at December 31, 1997) upon which a net profits royalty will be payable over the life of the field under the terms of the BP Prudhoe Bay Royalty Trust.

(c) Minority interest in Altura Energy included 309 million barrels of crude oil (280 million barrels at December 31, 1998 and 334 million barrels at December 31,1997).

ASSOCIATED UNDERTAKINGS

(d) Transfer from associated to subsidiary undertakings comprise reserves in Crescendo Resources after the acquisition of the majority interest from Repsol YPF.

(e)  Excludes reserves in Sidanco and Rusia.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                SUPPLEMENTARY OIL AND GAS INFORMATION (CONTINUED)
                                   (UNAUDITED)

ESTIMATED NET PROVED RESERVES OF NATURAL GAS (a)


                                           United   Rest of               Rest of
                                          Kingdom    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                       (billions of cubic feet)
1999
At January 1
  Developed............................     3,536       324     9,637       6,054    19,551
  Undeveloped..........................     1,107        38     1,658       8,647    11,450
                                         --------  --------  --------    --------  --------
                                            4,643       362    11,295      14,701    31,001
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......         1         9       215        (107)      118
  Purchases of reserves-in-place.......         3        --        --          12        15
  Extensions, discoveries and
    other additions                            79        34       417       3,296     3,826
  Improved recovery....................        22        --       242         299       563
  Production...........................      (475)      (60)     (907)(b)    (752)   (2,194)
  Sales of reserves-in-place...........        --        --      (143)       (256)     (399)
  Tranfers from associated undertakings        --        --       872 (d)      --       872
                                         --------  --------  --------    --------  --------
                                             (370)      (17)      696       2,492     2,801
                                         ========  ========  ========    ========  ========
At December 31
  Developed............................     3,354       282    10,439       6,423    20,498
  Undeveloped..........................       919        63     1,552      10,770    13,304
                                         --------  --------  --------    --------  --------
                                            4,273       345    11,991 (c)  17,193    33,802
                                         ========  ========  ========    ========  ========

ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1..................................................................     1,766
  Net revisions and other changes.............................................       549
  Purchases of reserves-in-place..............................................       378
  Production..................................................................       (97)
  Transfers to subsidiary undertakings........................................      (872)(d)
                                                                                  ------
At December 31................................................................     1,724
                                                                                  ======
 TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS....................    35,526
                                                                                  ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                SUPPLEMENTARY OIL AND GAS INFORMATION (CONTINUED)
                                   (UNAUDITED)

ESTIMATED NET PROVED RESERVES OF NATURAL GAS (a) (CONTINUED)


                                           United   Rest of               Rest of
                                          Kingdom    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                      (billions of cubic feet)
1998
At January 1
  Developed............................     3,161       372    10,284       5,612    19,429
  Undeveloped..........................     1,868        50     1,819       7,208    10,945
                                         --------  --------  --------    --------  --------
                                            5,029       422    12,103      12,820    30,374
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......       (16)       --       161        (148)       (3)
  Purchases of reserves-in-place.......        --        --       104          37       141
  Extensions, discoveries and
    other additions....................       129        11       176       4,439     4,755
  Improved recovery....................        25        --       277          47       349
  Production...........................      (460)      (71)     (897)(b)    (665)   (2,093)
  Sales of reserves-in-place...........       (64)       --      (629)     (1,829)   (2,522)
                                         --------  --------  --------    --------  --------
                                             (386)      (60)     (808)      1,881       627
                                         ========  ========  ========    ========  ========
At December 31
  Developed............................     3,536       324     9,637       6,054    19,551
  Undeveloped..........................     1,107        38     1,658       8,647    11,450
                                         --------  --------  --------    --------  --------
                                            4,643       362    11,295 (c)  14,701    31,001
                                         ========  ========  ========    ========  ========

ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1..................................................................     1,748
  Net revisions and other changes.............................................        47
  Purchases of reserves-in-place..............................................        52
  Production..................................................................       (81)
                                                                                  ------
At December 31................................................................     1,766
                                                                                  ======
 TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS....................    32,767
                                                                                  ======

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                SUPPLEMENTARY OIL AND GAS INFORMATION (CONTINUED)
                                   (UNAUDITED)

ESTIMATED NET PROVED RESERVES OF NATURAL GAS (a) (CONCLUDED)


                                           United   Rest of               Rest of
                                          Kingdom    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                         (billions of cubic feet)
1997
At January 1
  Developed............................     3,085       402    11,722       5,508    20,717
  Undeveloped..........................     2,204        76     1,617       5,735     9,632
                                         --------  --------  --------    --------  --------
                                            5,289       478    13,339      11,243    30,349
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......        94        --      (227)        992       859
  Purchases of reserves-in-place.......       196        13       283       1,007     1,499
  Extensions, discoveries and
    other additions....................       122       289     1,035       1,221     2,667
  Improved recovery....................        10         1        99         200       310
  Production...........................      (519)      (70)     (950)(b)    (629)   (2,168)
  Sales of reserves-in-place...........      (163)     (289)   (1,476)     (1,214)   (3,142)
                                         --------  --------  --------    --------  --------
                                             (260)      (56)   (1,236)      1,577        25
                                         ========  ========  ========    ========  ========
At December 31
  Developed............................     3,161       372    10,284       5,612    19,429
  Undeveloped..........................     1,868        50     1,819       7,208    10,945
                                         --------  --------  --------    --------  --------
                                            5,029       422    12,103 (c)  12,820    30,374
                                         ========  ========  ========    ========  ========

ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1..................................................................          --
  Net revisions and other changes.............................................          54
  Purchases of reserves-in-place..............................................       1,723
  Production..................................................................         (29)
                                                                                    ------
At December 31................................................................       1,748
                                                                                    ======
 TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS....................      32,122
                                                                                    ======

----------

(a) Net proved reserves of natural gas exclude production royalties due to others.

(b) Includes 77 billion cubic feet of natural gas consumed in Alaskan operations (1998, 79 billion cubic feet and 1997, 81 billion cubic feet).

(c) Minority interest in Altura Energy included 155 billion cubic feet of natural gas (117 billion cubic feet at December 31, 1998 and 161 billion cubic feet at December 31, 1997).

ASSOCIATED UNDERTAKINGS

(d) Transfers from associated to subsidiary undertakings comprise reserves in Crescendo Resources after the acquisition of the majority interest from Repsol YPF.

(e)  Excludes reserves in Sidanco and Rusia.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                SUPPLEMENTARY OIL AND GAS INFORMATION (CONTINUED)
                                   (UNAUDITED)

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

                                            United   Rest of             Rest of
                                           Kingdom    Europe       USA     World     Total
                                          --------  --------  --------  --------  --------
                                                           ($ million)
AT DECEMBER 31, 1999
Future cash inflows (a)................     42,400     7,900   101,500    49,500   201,300
Future production and development costs (b) 18,800     2,000    32,500    13,700    67,000
Future taxation (c)....................      5,900     4,200    23,300    15,800    49,200
                                          --------  --------  --------  --------  --------
Future net cash flows..................     17,700     1,700    45,700    20,000    85,100
10% annual discount (d)................      4,700       400    23,200     8,400    36,700
                                          --------  --------  --------  --------  --------
Standardized measure of discounted future
  net cash flows.......................     13,000     1,300    22,500    11,600    48,400
                                          ========  ========  ========  ========  ========
AT DECEMBER 31, 1998
Future cash inflows (a)................     27,100     3,700    44,800    36,500   112,100
Future production and development costs (b) 18,700     2,200    27,500    14,300    62,700
Future taxation (c)....................      2,000       800     3,100     9,900    15,800
                                          --------  --------  --------  --------  --------
Future net cash flows..................      6,400       700    14,200    12,300    33,600
10% annual discount (d)................      1,300       100     7,000     6,600    15,000
                                          --------  --------  --------  --------  --------
Standardized measure of discounted future
  net cash flows.......................      5,100       600     7,200     5,700    18,600
                                          ========  ========  ========  ========  ========
AT DECEMBER 31, 1997
Future cash inflows (a)................     38,400     6,000    86,200    48,600   179,200
Future production and development costs (b) 20,300     2,300    35,600    18,400    76,600
Future taxation (c)....................      4,700     2,300    15,500    12,600    35,100
                                          --------  --------  --------  --------  --------
Future net cash flows..................     13,400     1,400    35,100    17,600    67,500
10% annual discount (d)................      4,300       400    19,100     8,700    32,500
                                          --------  --------  --------  --------  --------
Standardized measure of discounted future
  net cash flows.......................      9,100     1,000    16,000     8,900    35,000
                                          ========  ========  ========  ========  ========

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                SUPPLEMENTARY OIL AND GAS INFORMATION (CONTINUED)
                                   (UNAUDITED)

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES (CONCLUDED)

     The following are the principal sources of change in the standardized measure of discounted future net cash flows during the years ended December 31, 1999, 1998 and 1997:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   1999     1998     1997
                                                                 ------   ------   ------
                                                                         ($ million)
Sales and transfers of oil and gas produced, net of
  production costs......................................        (12,600)  (6,500) (10,400)
Development costs incurred during the year..............          2,900    4,700    5,100
Extensions, discoveries and improved recovery,
  less related costs....................................          6,200    3,200    4,000
Net changes in prices and production costs (e)..........         47,900  (30,900) (34,300)
Revisions of previous reserve estimates.................          2,600       --    1,000
Net change in taxation..................................        (18,000)  10,800   14,000
Future development costs................................           (200)  (1,000)  (3,000)
Net change in purchase and sales of reserves-in-place...           (900)    (200)  (1,000)
Addition of 10% annual discount.........................          1,900    3,500    5,400
Other ..................................................             --       --     (500)
                                                                 ------   ------   ------
Total change in the standardized measure during the year         29,800  (16,400) (19,700)
                                                                 ======   ======   ======

----------

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

ASSOCIATED UNDERTAKINGS

     In addition, at December 31, 1999 the Group's share of the standardized measure of discounted future net cash flows of associated undertakings amounted to $2,420 million ($715 million at December 31, 1998 and $830 million at December 31, 1997).

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                SUPPLEMENTARY OIL AND GAS INFORMATION (CONTINUED)
                                   (UNAUDITED)

OPERATIONAL AND STATISTICAL INFORMATION

     The following tables present operational and statistical information related to production, drilling, productive wells and acreage.

PRODUCED FROM OWN RESERVES

     The following table shows crude oil and natural gas production from the Group's own reserves for the years indicated:

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total(d)
                                         --------  --------  --------  --------  --------
                                                           (thousand barrels per day)
PRODUCTION FOR THE YEAR (A)
Crude oil (b)
1999...................................       580       100       804       577     2,061
1998...................................       518       105       841       585     2,049
1997...................................       437       115       869       509     1,930

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total(e)
                                         --------  --------  --------  --------  --------
                                                           (million cubic feet per day)
Natural gas (c)
1999...................................     1,301       164     2,369     2,233     6,067
1998...................................     1,258       200     2,401     1,949     5,808
1997...................................     1,423       195     2,513     1,727     5,858

----------

(a)  All volumes are net of royalty.

(b)  Crude oil includes natural gas liquid and condensate.

(c)  Natural gas production excludes gas consumed in operations.

(d) Includes amounts produced for the Group by associated undertakings of 170,000 b/d in 1999 (1998, 208,000b/d and 1997, 172,000 b/d).

(e) Includes amounts produced for the Group by associated undertakings of 264 mmcf/d in 1999 (1998, 221 mmcf/d and 1997, 113 mmcf/d).

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                SUPPLEMENTARY OIL AND GAS INFORMATION (CONTINUED)
                                   (UNAUDITED)

OPERATIONAL AND STATISTICAL INFORMATION (CONTINUED)

PRODUCTIVE OIL AND GAS WELLS AND ACREAGE

      The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which the Group and its associated undertakings had interests as of December 31, 1999. A 'gross' well or acre is one in which a whole or fractional working interest is owned, while the number of 'net' wells or acres is the sum of the whole or fractional working interests in gross wells or acres. Productive wells are producing wells and wells capable of production. Developed acreage is the acreage within the boundary of a field, on which development wells have been drilled, which could produce the reserves; while undeveloped acres are those on which wells have not been drilled or completed to a point that would permit the production of commercial quantities, whether or not such acres contain proved reserves.

NUMBER OF PRODUCTIVE OIL AND GAS WELLS

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
AT DECEMBER 31, 1999
Oil wells (a) -- gross...............         467        75    14,243    11,821    26,606
              -- net.................       219.0      28.0   8,687.2   2,971.2  11,905.4

Gas wells (b) -- gross...............         418        33    14,437     2,131    17,019
              -- net.................       189.0      11.4   8,980.7   1,214.5  10,395.6

----------

(a) Includes approximately 875 gross (231.5 net) multiple completion wells (more than one formation producing into the same well bore).

(b)  Includes 1,164 gross (692.7 net) multiple completion wells.

(c) If one of the multiple completions in a well is an oil completion, the well is classified as an oil well.

OIL AND NATURAL GAS ACREAGE

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
                                                           (thousands of acres)
AT DECEMBER 31, 1999
Developed
  --gross..............................       627        75    12,288     7,290    20,280
  --net................................       304        24     5,303     2,010     7,641
Undeveloped (a)
  --gross..............................     5,234     3,391     7,665   109,205   125,495
  --net................................     2,416     1,064     4,078    47,401    54,959

----------

(a)   Undeveloped acreage includes leases and concessions.

                        BP AMOCO p.l.c. AND SUBSIDIARIES
                SUPPLEMENTARY OIL AND GAS INFORMATION (CONCLUDED)
                                   (UNAUDITED)

NET OIL AND GAS WELLS COMPLETED OR ABANDONED

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

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
1999
Exploratory
  --productive.........................       0.5       0.5       3.7      10.1      14.8
  --dry................................       1.1       0.9       1.4       6.6      10.0
Development
  --productive.........................      27.3       1.3     274.4     160.6     463.6
  --dry................................       1.7       0.3      10.5      15.4      27.9
1998
Exploratory
  --productive.........................       2.3       3.6      18.9      32.1      56.9
  --dry................................       2.1       2.1      12.1      22.4      38.7
Development
  --productive.........................      32.2       1.4     424.4     261.5     719.5
  --dry................................       1.1        --      16.7      30.6      48.4
1997
Exploratory
  --productive.........................       2.8       2.5      27.2      42.4      74.9
  --dry................................       5.4      11.5      15.0      13.4      45.3
Development
  --productive.........................      32.5       4.7     258.8     282.1     578.1
  --dry................................       1.2        --      14.7      23.2      39.1

DRILLING AND PRODUCTION ACTIVITIES IN PROGRESS

      The following table shows the number of exploratory and development oil and natural gas wells in the process of being drilled by the Group and its associated undertakings as of December 31, 1999. Suspended development wells and long-term suspended exploratory wells are also included in the table.

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
AT DECEMBER 31, 1999
Exploratory
  --gross..............................         1        --        28        40        69
  --net................................       0.5        --      17.3      13.7      31.5
Development
  --gross..............................        17         4       121        68       210
  --net................................       8.3       1.4      70.5      33.8     114.0

                                                                     SCHEDULE II
                        BP AMOCO p.l.c. AND SUBSIDIARIES
                        VALUATION AND QUALIFYING ACCOUNTS

                                                    Additions
                                              ----------------------
                                             Charged to Charged to
                                  Balance at  costs and      other  Transfers/    Balance
                                  January 1,   expenses   accounts(a)DeductionsDecember 31,
                                  ---------- ---------- ----------  ---------- ----------
                                                        ($ million)
1999
Fixed assets-- Investments (b)           230         83         (2)         (2)       309
                                  ========== ========== ==========  ========== ==========
Doubtful debts (b)............           126         12        (13)         (8)       117
                                  ========== ========== ==========  ========== ==========
Decommissioning provisions....         3,310         80       (472)       (133)     2,785
                                  ========== ========== ==========  ========== ==========

1998
Fixed assets-- Investments (b)            25        200          --          5        230
                                  ========== ========== ==========  ========== ==========
Doubtful debts (b)............           130         35        (22)        (17)       126
                                  ========== ========== ==========  ========== ==========
Decommissioning provisions....         3,201        130         10         (31)     3,310
                                  ========== ========== ==========  ========== ==========

1997
Fixed assets-- Investments (b)            34         --          (1)        (8)        25
                                  ========== ========== ==========  ========== ==========
Doubtful debts (b)............           159         45         (6)        (68)       130
                                  ========== ========== ==========  ========== ==========
Decommissioning provisions....         3,153        162        (29)        (85)     3,201
                                  ========== ========== ==========  ========== ==========

----------

(a) Principally currency translations, apart from 1999 for decommissioning provisions which includes the impact of adopting FRS12.

(b)  Deducted in the balance sheet from the assets to which they apply.