Form 20-F
period 2000-12-31
BP AMOCO PLC
filed 2001-04-03
CIK 313807

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[   ]             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[ X]                   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000
                                       OR
[   ]                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the transition period from                  to

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

            Title of each class                  Name of each exchange
                                                  on which registered
       Ordinary Shares of 25c each              Chicago Stock Exchange*
                                                New York Stock Exchange*
                                                 Pacific Exchange, Inc.*
   ----------------------------------    ----------------------------------

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

      Ordinary Shares of 25c each                           22,528,746,861
      Cumulative First Preference Shares of (pound)1 each        7,232,838
      Cumulative Second Preference Shares of (pound)1 each       5,473,414

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

Item 17 _____       Item 18 X

                                TABLE OF CONTENTS

                                                                                     Page
                     Certain Definitions...........................................     3
Part I      Item 1   Identity of Directors, Senior Management and Advisors.........     5
            Item 2   Offer Statistics and Expected Timetable.......................     5
            Item 3   Key Information...............................................     5
                          Selected Financial Information...........................     5
                          Risk Factors.............................................     9
                          Forward Looking Statements...............................    10
                          Statements Regarding Competitive Position................    10
            Item 4   Information on the Company....................................    11
                          General..................................................    11
                          Segmental Information....................................    15
                          Exploration and Production...............................    17
                          Gas and Power............................................    34
                          Refining and Marketing...................................    38
                          Chemicals................................................    46
                          Other Businesses and Corporate...........................    53
                          Regulation of the Group's Business.......................    54
                          Environmental Protection.................................    56
                          Property, Plants and Equipment...........................    61
                          Organizational Structure.................................    62
            Item 5   Operating and Financial Review and Prospects..................    63
                          Group Operating Results..................................    63
                          Liquidity and Capital Resources..........................    77
            Item 6   Directors, Senior Management and Employees....................    79
                          Directors and Senior Management..........................    79
                          Compensation.............................................    81
                          Board Practices..........................................    90
                          Employees................................................    93
                          Share Ownership..........................................    94
            Item 7   Major Shareholders and Related Party Transactions.............    96
                          Major Shareholders.......................................    96
                          Related Party Transactions...............................    96
            Item 8   Financial Information.........................................    96
                          Consolidated Statements and Other Financial Information..    96
                          Significant Changes......................................    97
            Item 9   The Offer and Listing.........................................    97
            Item 10  Additional Information........................................    99
                          Memorandum and Articles of Association...................    99
                          Material Contracts.......................................   101
                          Exchange Controls and Other Limitations
                             Affecting Security Holders............................   101
                          Taxation.................................................   102
                          Documents on Display.....................................   103
            Item 11  Quantitative and Qualitative  Disclosures  about Market Risk..   104
            Item 12  Description of Securities Other Than Equity Securities........   109
Part II     Item 13  Defaults, Dividend Arrearages and Delinquencies..............    110
            Item 14  Material Modifications to the Rights of Security Holders
                          and Use of Proceeds......................................   110
            Item 15  Reserved......................................................
            Item 16  Reserved......................................................
Part III    Item 17  Financial Statements..........................................   111
            Item 18  Financial Statements..........................................   111
            Item 19  Exhibits......................................................   111


                              CERTAIN DEFINITIONS

       Unless the context indicates otherwise, the following terms have the meanings shown below:

Oil and natural gas reserves

       `Proved reserves' -- Estimated quantities of crude oil or natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made.

       `Proved developed reserves' -- Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed programme has confirmed through production response that increased recovery will be achieved.

       `Proved undeveloped reserves' -- Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances are estimates of proved undeveloped reserves attributable to acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Miscellaneous terms

`ADR'-- American Depositary Receipt.

`ADS'-- American Depositary Share.

`Amoco' -- The former Amoco Corporation and its subsidiaries.

'ARCO' -- Atlantic Richfield Company and its subsidiaries.

`Associated undertaking' -- An undertaking in which the BP Group has a participating interest and over whose operating and financial policy the BP Group exercises a significant influence (presumed to be the case where 20% or more of the voting rights are held) and which is not a subsidiary undertaking.

`Barrel' -- 42 US gallons.

`Billion'-- 1,000,000,000.

`BP', `BP Group' or the `Group'-- BP Amoco p.l.c. and its subsidiaries.

'Burmah Castrol' -- Burmah Castrol plc and its subsidiaries.

`Cent' or `c' -- One hundredth of the US dollar.

The `Company' -- BP Amoco p.l.c.

`Crude oil' -- Includes condensate and natural gas liquids.

`Dollar' or `$' -- The US dollar.

`FSA' -- Financial Services Authority

`Gas'-- Natural Gas.

`LNG'-- Liquefied Natural Gas.

`London Stock Exchange' or `LSE'-- London Stock Exchange Limited.

`LPG'-- Liquefied Petroleum Gas.

`NGL'-- Natural Gas Liquid.

Noon Buying Rate' -- The noon buying rate in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York.

`OECD' -- Organization for Economic Cooperation and Development.

`Oil' -- Crude oil, condensate and natural gas liquids.

`OPEC'-- The Organization of Petroleum Exporting Countries.

`Ordinary Shares'-- Ordinary fully paid shares in BP Amoco p.l.c. of 25c each.

`Pence' or `p' -- One hundredth of a pound.

`Pound', `sterling' or `(pound)' -- The pound sterling.

`Preference Shares'-- Cumulative First Preference Shares and Cumulative Second Preference Shares in BP Amoco p.l.c. of(pound)1 each.

`Subsidiary undertaking' -- An undertaking in which the BP Group holds a majority of the voting rights.

`Tonne' or `metric ton' -- 2,204.6 pounds.

`Trillion'-- 1,000,000,000,000.

`UK'-- United Kingdom of Great Britain and Northern Ireland.

`UK GAAP' -- Generally Accepted Accounting Practice in the UK.

`Undertaking' -- A body corporate, partnership or an unincorporated association, carrying on a trade or business.

`US' or `USA' -- United States of America.

`US GAAP' -- Generally Accepted Accounting Principles in the USA.

'Vastar' -- Vastar Resources Inc. and its subsidiaries.

                                    PART I


ITEM 1 -- IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

       Not applicable.

ITEM 2 -- OFFER STATISTICS AND EXPECTED TIMETABLE

       Not applicable.

ITEM 3 -- KEY INFORMATION

                         SELECTED FINANCIAL INFORMATION

Summary

       The information shown below for 2000, 1999, 1998 and 1997 has been extracted or derived from the audited financial statements of the BP Group presented elsewhere herein. The information for 1996 has been extracted from the Annual Report on Form 20-F for the year 1998 which has been filed with the Securities and Exchange Commission, as changed to conform with the accounting presentation adopted in this annual report.

                                                          Years ended December 31, (a)
                                                -----------------------------------------------
                                                 2000      1999       1998      1997       1996
                                                -----     -----      -----     -----      -----
                                                      ($ million except per share amounts)
UK GAAP
Income statement data
Turnover...................................   161,826   101,180     83,732   108,564    102,064
Less:joint ventures........................   (13,764)  (17,614)   (15,428)  (16,804)        --
                                                -----     -----      -----     -----      -----
Group turnover.............................   148,062    83,566     68,304    91,760    102,064

Total replacement cost operating profit (a)    17,756     8,894      6,521    10,683     10,634
Replacement cost profit before
    exceptional items (b)..................    11,214     5,330      3,959     6,622      6,659
Profit for the year........................    11,870     5,008      3,220     5,673      7,417
Per ordinary share (c): (cents)
  Profit for the year:
  Basic....................................     54.85     25.82      16.77     29.56      38.79
  Diluted..................................     54.48     25.68      16.70     29.41      38.63
  Dividends (d)............................      20.5      20.0       19.8      18.0       15.5
  Average number outstanding of 25 cents
     ordinary shares (shares million)......    21,638    19,386     19,192    19,185     19,119
Balance sheet data
Total assets...............................   143,938    89,561     84,915    86,279     88,651
Net assets.................................    74,001    44,342     43,573    43,603     42,443
Share capital..............................     5,653     4,892      4,863     4,330      4,382
BP shareholders' interest..................   73,416    43,281     42,501    42,503     42,130
Finance debt due after more than one year..    14,772     9,644      9,641     8,853      8,954
Debt to borrowed and invested capital (e)..       17%       18%        18%       17%        17%
Other data
Per ordinary share: (cents)
  Replacement cost profit before
    exceptional items......................     51.82     27.48      20.62     34.51      34.82
Net cash inflow from operating activities (f)  20,416    10,290      9,586    15,558     13,679
Net cash outflow from capital expenditure
  acquisitions and disposals...............     6,207     5,142      6,520    10,056      8,056

                                                          Years ended December 31, (a)
                                                -----------------------------------------------
                                                 2000      1999       1998      1997       1996
                                                -----     -----      -----     -----      -----
                                                      ($ million except per share amounts)
US GAAP
Income statement data
Revenues...................................   148,062    83,566     68,304    91,760    102,064
Profit for the period......................    10,183     4,596      2,826     5,686      6,795
Comprehensive income.......................     7,674     3,674      2,848     4,106      7,218
Profit per ordinary share (c)(g): (cents)
    Basic..................................     47.05     23.70      14.72     29.62      35.54
    Diluted................................     46.74     23.56      14.66     29.46      35.39
Profit per American Depositary
   Share (c)(g)(h): (cents)
    Basic..................................    282.30    142.20      88.32    177.72     213.24
    Diluted................................    280.44    141.36      87.96    176.76     212.34
Balance sheet data
Total assets...............................   152,355    90,342     85,538    87,076     89,934
BP shareholders' interest...................   65,666    37,838     37,334    37,504     37,259
Other data
Net cash used in investing activities......     6,326     4,922      6,861    10,151      8,311
Net cash used in financing activities......     7,852     3,332      2,161     3,449      3,239


----------

(a) Operating profit is a UK GAAP measure of trading performance. It excludes profits and losses on the sale of businesses and fixed assets and fundamental restructuring costs, interest expense and taxation.

     BP determines operating profit on a replacement cost basis, which eliminates the effect of inventory holding gains and losses. For the oil and gas industry, the price of crude oil can vary significantly from period to period; hence the value of crude oil (and products) also varies. As a consequence, the amount that would be charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation would include the effect of oil price fluctuations on oil and products inventories. BP therefore charges cost of sales with the average cost of supplies incurred during the period rather than the historical cost of supplies on a FIFO basis. For this purpose, inventories at the beginning and end of the period are valued at the average cost of supplies incurred during the period rather than at their historical cost. These valuations are made quarterly by each business unit, based on local oil and product price indices applicable to their specific inventory holdings, following a methodology that has been consistently applied by BP for many years. Operating profit on the replacement cost basis and a derivative measure, that is profit adjusted for depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, and adjusted for special items (non recurring charges and credits that are not classified as exceptional under UK GAAP), are used by BP management as the primary measures of business unit trading performance and BP management believes that these measures assist investors to assess BP's underlying trading performance from period to period.

      Replacement cost is not a US GAAP measure. The major US oil companies apply the last-in, first-out (LIFO) basis of inventory valuation. The LIFO basis is not permitted under UK GAAP. The LIFO basis eliminates the effect of price fluctuations on crude oil and product inventory except where an inventory drawdown occurs in a period. BP management believes that where inventory volumes remain constant or increase in a period, operating profit on the LIFO basis will not differ materially from operating profit on BP's replacement cost basis.

      Where an inventory drawdown occurs in a period, cost of sales on a LIFO basis will be charged with the historical cost of the inventory drawn down, whereas BP's replacement cost basis charges cost of sales at the average cost of supplies for the period. To the extent that the historical cost on the LIFO basis of the inventory drawn down is lower than the current cost of supplies in the period, operating profit on the LIFO basis will be greater than operating profit on BP's replacement cost basis. To the extent that the historical cost on the LIFO basis of the inventory drawdown is greater than the current cost of supplies in the period, operating profit on the LIFO basis will be lower than operating profit on BP's replacement cost basis.

(b) Replacement cost profit before exceptional items excludes profits and losses on the sale of businesses and fixed assets and fundamental restructuring costs, which are defined by UK GAAP. This measure and a derivative measure, that is profit adjusted for depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, and adjusted for special items (non recurring charges and credits that are not classified as exceptional under UK GAAP), are used by the BP board in setting targets for and monitoring performance within the Group. BP's management believes these indicators provide the most relevant and useful measures for investors because they most accurately reflect underlying trading performance.

(c) With effect from October 4, 1999 BP split (or subdivided) its ordinary share capital. As a result, the number of Ordinary Shares held at the close of business on Friday October 1, 1999, doubled, and holders of ADSs received a two-for-one stock split. Comparative figures for 1996 to 1998 inclusive have been changed accordingly.

(d) BP dividends per share represent historical dividends per share paid by The British Petroleum Company p.l.c., for 1996 to 1998 inclusive.

(e) Finance debt due after more than one year, compared with such debt plus BP and minority shareholders' interests.

(f) The net cash inflows from operating activities are presented in accordance with the requirements of Financial Reporting Standard No. 1 (Revised 1996) issued by the UK Accounting Standards Board. For a cash flow statement prepared on a US GAAP basis see Item 18 -- Financial Statements -- Note 43.

(g) FASB Statement of Financial Accounting Standards No. 128-- 'Earnings per Share' (SFAS 128) was adopted for the accounting period ending December 31, 1997. The amounts for 1996 has been changed accordingly.

(h) The Group has adopted Financial Reporting Standard No.12 `Provisions, Contingent Liabilities and Contingent Assets' with effect from January1,1999. Comparative figures for 1996 to 1998 inclusive have been changed accordingly.

Exchange Rates

       The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for the pound in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York. This is expressed in dollars per (pound)1.


                                                    At period end  Average(a)  High   Low
                                                    -------------  -------     ----  ----
Year ended December 31,
1996............................................             1.71     1.57     1.71  1.49
1997............................................             1.63     1.64     1.70  1.58
1998............................................             1.66     1.66     1.72  1.61
1999 ...........................................             1.62     1.61     1.68  1.55
2000 ...........................................             1.50     1.51     1.65  1.40
Month of
September 2000..................................             1.48     1.43     1.48  1.40
October 2000....................................             1.45     1.45     1.47  1.43
November 2000...................................             1.42     1.43     1.45  1.40
December 2000...................................             1.50     1.46     1.50  1.44
January 2001....................................             1.46     1.48     1.50  1.46
February 2001...................................             1.44     1.45     1.48  1.44
March 2001 (through March 30)...................             1.42     1.44     1.47  1.42

----------

(a) The average of the Noon Buying Rates on the last day of each month during the calendar year, or in the case of monthly averages, the average of all days in the month.

(b)   The Noon Buying Rate on March 30, 2001 was $1.42 =(pound)1.

Dividends

       BP has paid dividends on its BP ordinary shares in each year since 1917. In 2000 and thereafter, dividends were, and are expected to continue to be, paid quarterly in March, June, September and December. Until their shares have been exchanged for BP ADSs, Amoco and ARCO shareholders do not have the right to receive dividends.

      At least until December 31, 2003, BP will announce dividends for BP ordinary shares in US dollars and state an equivalent pounds sterling dividend. Dividends on BP ordinary shares will be paid in pounds sterling and on BP ADSs in US dollars. Prior to the fourth quarterly dividend of 1998 The British Petroleum Company p.l.c. announced dividends in sterling. Foreign exchange rates may affect dividends paid. However, when setting the dividend the directors are mindful of dividend fluctuation in sterling terms.

      The following table shows dividends announced by the Company per ADS for each of the past five years, together with the 'refund' but before deduction of withholding taxes as described in Item 10 -- Additional Information -- Taxation. Refund means an amount equal to the tax credit available to individual shareholders resident in the UK in respect of such dividend, less a withholding tax equal to 15% of the aggregate of such tax credit and such dividend. Dividends have been translated from pounds per ADS up to and including the third quarterly dividend for 1998, and from dollars per ADS for the fourth quarterly dividend of 1998, at an exchange rate in London on the business day last preceding the day when the directors announced their intention to pay the quarterly dividends for those years.

                                                              Quarterly
                                                  ---------------------------------
Dividends per American Depositary Share (a)(b)     First   Second    Third   Fourth    Total
                                                  ------   ------   ------   ------   ------

1996..........................   UK pence           15.9     18.8     18.8     19.7     73.2
                                 US cents           23.9     28.9     30.9     32.2    115.9
                                 Can. cents         32.6     39.8     41.3     43.5    157.2
1997..........................   UK pence           19.7     20.6     20.7     21.5     82.5
                                 US cents           31.9     33.6     34.6     35.3    135.4
                                 Can. cents         44.1     46.4     48.6     50.5    189.6
1998..........................   UK pence           21.5     22.5     22.5     23.0     89.5
                                 US cents           36.0     36.5     37.5     33.4    143.4
                                 Can. cents         51.4     55.3     57.8     50.0    214.5
1999..........................   UK pence           20.5     20.8     20.2     20.8     82.3
                                 US cents           33.3     33.3     33.3     33.4    133.3
                                 Can. cents         48.7     50.1     48.6     48.5    195.9
2000..........................   UK pence           21.5     22.3     24.0     24.1     91.9
                                 US cents           33.3     33.3     35.0     35.0    136.6
                                 Can. cents         49.7     49.8     53.6     53.2    206.3

----------

(a) With effect from June 6, 1997 the Company split existing ADSs on a two-for-one basis so that an ADS is now equivalent to six BP ordinary shares. Comparative figures for 1996 have been changed accordingly.

(b) With effect from October 4, 1999 BP split (or subdivided) its ordinary share capital. As a result, the number of BP ordinary shares held at the close of business on Friday October 1, 1999, doubled, and holders of ADSs received a two-for-one stock split. Comparative figures for 1996 to 1998 inclusive have been changed accordingly.

      The share dividend plan, whereby holders of BP ordinary shares could elect to receive new shares (out of unissued share capital) instead of cash dividends at a rate equivalent to the sum of the net cash dividend and related tax credit, was withdrawn following the third quarterly 1998 dividend.

       A dividend reinvestment plan was introduced with effect from the fourth quarterly 1998 dividend, whereby holders of BP ordinary shares can elect to reinvest the net cash dividend in shares purchased on the London Stock Exchange. This plan is not available to any person resident in the USA or Canada, or in any jurisdiction outside the UK where such an offer requires compliance by the Company with any governmental or regulatory procedures or any similar formalities.

       A dividend reinvestment plan is, however, available for holders of ADSs through Morgan Guaranty Trust Company of New York.

      Future dividends will be dependent upon future earnings, the financial condition of the Group, the Risk Factors set out below, and other matters which may affect the business of the Group set out in Item 5 -- Operating and Financial Review and Prospects.

                                  RISK FACTORS

       There is strong competition, both within the oil industry and with other industries, in supplying the fuel needs of commerce, industry and the home.

       The oil industry is particularly subject to regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and decommissioning of a field (including restrictions on production) and, possibly, nationalization, expropriation or cancellation of contract rights.

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

       Oil products marketing can be affected by intense competition.

       Refining profitability can be volatile with both oversupply and periodic supply tightness in various regional markets.

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

       In addition to the adverse effect on revenues, margins and profitability from any future fall in oil and natural gas prices, a prolonged period of low prices or other indicators would lead to a review for impairment of the Group's oil and natural gas properties. This review would reflect management's view of long-term oil and natural gas prices. Such a review could result in a charge for impairment which could have a significant effect on the Group's results of operations in the period in which it occurs.

                           FORWARD LOOKING STATEMENTS

      In order to utilize the `Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as `anticipates' `should', `expects', `estimates', `believes' or similar expressions. In particular, among other statements, (i) certain statements in Item 4 - Information on the Company and Item 5 - Operating and Financial Review and Prospects with regard to management aims and objectives, planned expansion, investment or other projects, expected or targeted production volume, capacity or rate, the date or period in which production is scheduled or expected to come on stream or a project or action is scheduled or expected to be completed, (ii) the statements in Item 4 -- Information on the Company -- Strategy and Financial Targets with respect to the Group's ratio of net debt to net debt plus equity, dividend policy, the manner in which we use cash surpluses, the target to reduce the combined cost structure of the Group, return on average capital employed, changes in production, targeted performance improvements and effect on pre tax results, and levels of annual investment, and
(iii) the statements in Item 5 - Operating and Financial Review and Prospects including the statements under `Outlook' with regard to trends in the trading environment, oil and gas prices, refining, marketing and chemicals margins, inventory and product stock levels, supply capacity, profitability, results of operation, liquidity or financial position are all forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors; natural disasters and other changes to business conditions; and other factors discussed elsewhere in this report. In addition to factors set forth elsewhere in this report, the factors set forth above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

                   STATEMENTS REGARDING COMPETITIVE POSITION

      Statements made in Item 4 -- Information on the Company, referring to BP's competitive position are based on the company's belief, and in some cases rely on a range of sources, including investment analysts' reports, independent market studies and BP's internal assessment of market share based on publicly available information about the financial results and performance of market participants.

ITEM 4 -- INFORMATION ON THE COMPANY

                                     GENERAL

       Unless otherwise indicated, information in this Item reflects 100% of the assets and operations of the Company and its subsidiaries which were consolidated at the date or for the periods indicated, without the exclusion of minority interests. Also, unless otherwise indicated, figures for business turnover include sales between BP businesses.

      BP was created on December 31, 1998 by the merger of Amoco Corporation of the USA and The British Petroleum Company p.l.c. of the UK. Following this merger, Amoco Corporation became a wholly owned subsidiary of The British Petroleum Company p.l.c. and was renamed BP Amoco Corporation, and The British Petroleum Company p.l.c. was renamed BP Amoco p.l.c. Amoco Corporation was incorporated in Indiana, USA, in 1889 and The British Petroleum Company p.l.c. was incorporated in 1909 in England. On April 14, 2000 we acquired the Atlantic Richfield Company (ARCO) and on July 7, 2000, we completed our successful tender offer for Burmah Castrol plc of England. To signify the single entity that has successfully been created through these combinations, authority will be sought at the Annual General Meeting in April 2001, to change the name of the company to BP p.l.c. with effect from May 1,2001.

      BP is one of the world's leading oil companies on the basis of market capitalization and proved reserves. Our worldwide headquarters is located in London, UK. Our registered address is:

                                 BP Amoco p.l.c.
                                 Britannic House
                                1 Finsbury Circus
                                 London EC2M 7BA
                                 United Kingdom

                             Tel: +44(0)20 7496 4000

                          Internet address: www.bp.com

Business Overview

       Our main businesses are Exploration and Production, Gas and Power, Refining and Marketing, and Chemicals. Exploration and Production's activities include oil and natural gas exploration and field development and production (upstream activities), together with pipeline transportation and natural gas processing (midstream activities). Gas and Power activities include marketing and trading of natural gas, liquefied natural gas (LNG), natural gas liquids
(NGL) and power, the development of international opportunities that monetize gas resources and involvement in select power projects. The activities of Refining and Marketing include oil supply and trading as well as refining and marketing (downstream activities). Chemicals activities include petrochemicals manufacturing and marketing. In addition, we have a solar energy business which is one of the world's largest manufacturers of photovoltaic modules and systems. The Group provides high quality technological support for all its businesses through its research and engineering activities.

       We have well established operations in Europe, the USA, Canada, South America, Australasia and parts of Africa. More than 70% of the Group's capital is invested in Organization for Economic Cooperation and Development (OECD) countries with approximately one half of our fixed assets located in the USA, and about one third located in the UK and the Rest of Europe.

       We believe that BP has a strong portfolio of assets in each of its four main businesses:

-- In Exploration and Production in the USA we have established production bases in oil in Alaska and in oil and natural gas in the Gulf of Mexico, and extensive natural gas production in the Lower 48 States. We are the largest producer of both oil and natural gas from UK fields, and we have significant exploration or production operations in several other areas including Latin America, the Caspian Sea region and Africa.

-- In Gas and Power, which has been reported as a separate business since January 1, 2000, we have established and growing marketing and trading businesses in North America (USA and Canada), the UK and Europe. Our marketing and trading activities include gas, LNG, NGL and power. Our international gas monetization activities are focused on emerging markets such as Asia Pacific. We are involved in power projects in the USA, UK and Spain. Effective January 1, 2001, BP's North American NGL business was transferred from Refining and Marketing to Gas and Power.

-- In Refining and Marketing we have a strong presence in the USA. We market under the Amoco and BP brands in the Midwest, East, and Southeast, and under the ARCO brand on the West Coast. In Europe we have a strong retail position and increased our presence in 2000 by buying out ExxonMobil's interest in the BP/Mobil European fuels business. In 2000, we purchased Burmah Castrol, which significantly increased our lubricants activities throughout the world. In addition we have established or are growing businesses elsewhere in the world under the BP brand.

-- In Chemicals we have a strong manufacturing and marketing base in the USA and Europe, and are aiming to grow in the Asia Pacific region where we already have interests in a number of production facilities. We have a strong position in the technology and production of olefins and derivative products (polyethylene, acetic acid and acrylonitrile), as well as a leading position in aromatics and derivative products (purified terephthalic acid, paraxylene and metaxylene) and expect to strengthen our polymers market position during 2001 through our proposed deal with Solvay.

      On April 13, 2000 BP and ARCO announced that they had received clearance from the US Federal Trade Commission (FTC) for the combination of the two companies and the combination was completed on April 18, 2000. The combination has been accounted for as an acquisition under UK GAAP and as a purchase under US GAAP. The results of ARCO have been included with effect from April 14, 2000, the day following the approval by the US Federal Trade Commission of the acquisition. ARCO stockholders received for each share of ARCO common stock held as of April 17, 2000, 9.84 BP ordinary shares. Such shares were delivered in the form of BP ADSs, or at the election of the holder of ARCO common stock, BP ordinary shares.

      On March 15, 2000 ARCO entered into an agreement to sell its Alaskan businesses to Phillips Petroleum Company (Phillips) for approximately $6.5 billion cash subject to purchase price adjustments (and up to an additional $500 million based on the prices realized on production subsequent to December 31,
1999). Under the agreement ARCO agreed to sell all of the outstanding shares of ARCO Alaska Inc., together with certain other subsidiaries of ARCO engaged principally in the operation of ARCO's Alaskan businesses, along with certain pipeline and marine assets associated with the transport of Alaskan crude oil. The major portion of the sale closed on April 26, 2000.

      BP acquired Burmah Castrol on July 7, 2000 for $4.8 billion through a cash offer to shareholders of (pound)16.75 per share. The public share price on the date of announcement, March 10, 2000, was (pound)9.65. Burmah Castrol is a global marketer of specialised lubricant and chemical products and services.
Burmah Castrol had operations in over 50 countries and employed some 18,000 people. We have announced our intention to sell the Burmah Castrol chemicals business.

      In December 1999, we agreed with ExxonMobil on the principles under which the BP/Mobil European joint venture would be dissolved in response to the conditions of the European Commission's authorization of the Exxon and Mobil merger. Under the agreement BP purchased ExxonMobil's 30% interest in the fuels business for $1.5 billion with effect from August 1, 2000. In addition, the two companies divided the assets of the lubricants business broadly in line with their equity stakes (Mobil 51%, BP 49%). This dissolution was substantially completed in 2000, thus increasing BP's share of all European markets where the fuels joint venture was active.

      On September 15, 2000 we acquired through ARCO, the common stock of Vastar held by minority shareholders at a price of $83 per share for a total consideration of $1.6 billion. The public share price on the date of announcement, March 16, 2000, was $71 7/16. Vastar became a wholly owned subsidiary of the Company.

      During 2000 BP made two strategic investments in China, one of the world's fastest growing economies. BP invested $416 million in the China Petroleum and Chemical Corporation (Sinopec) and $578 million in PetroChina in the initial public offerings of both companies. BP has a 2.2% interest in each company. Separately, BP announced plans to form joint ventures with both companies: in natural gas marketing and fuels retailing with PetroChina and in fuels and petroleum products marketing and chemicals with Sinopec. PetroChina and Sinopec are two of China's major companies in the oil and chemicals businesses.

Strategy and Financial Targets

       Following completion of the merger between BP and Amoco on December 31, 1998 and in the context of low oil prices at the time, BP undertook a strategic and portfolio review in early 1999. This was completed in the Spring of 1999 and resulted, among other things, in the development of an asset divestment programme. The guiding principle of the strategic and portfolio review was to concentrate the combined Group's operations on areas of competitive strength and, in the upstream portfolio, to dispose of assets which would not be robustly economic on the basis of conservative assumptions about future oil and natural gas prices. Divestitures under this programme continued in 2000.

      Our new strategy has evolved from this review and its principles. In Exploration and Production our goal is to have significant shares of the larger oil and natural gas fields where our supply costs can be fully competitive with all other producers. Our new business -- Gas and Power -- is specifically designed to extend our interests as the mix of world energy consumption shifts in favour of natural gas. In Refining and Marketing we intend to invest in the marketing areas which are growing, such as China and Poland, while focusing our refining on advantaged areas. In Chemicals we are continuing to establish a set of advantaged sites distinguished by excellence in manufacturing and close links to both the supply of resources and evolving demand growth.

      Our financial framework is to maintain a ratio of net debt to net debt plus equity, after adjusting equity for the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, of around 20-30% and a dividend policy which aims to return to shareholders around 50% of our replacement cost profit before exceptional items after adjusting for special items and acquisition amortization, adjusted to mid-cycle business conditions. Special items are non-recurring charges and credits that are not classified as exceptional items under UK GAAP. Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions. Mid-cycle conditions are our best estimate of likely average prices and margins over the long term. If circumstances give us a larger surplus it is anticipated that cash will be used to pay down debt towards the lower end of our gearing range and/or be returned to shareholders.

       In July 1999, we announced targets which we aimed to achieve by the end of 2001. These excluded any impact from the acquisitions of ARCO and Burmah Castrol, which were completed in 2000.

       Following completion of these acquisitions, in July 2000 we revised our 2001 targets to reflect the enlarged Group. The principal impact of this revision was on our target to reduce the combined cost structure of the enlarged Group. The revised target is as follows:

                                                        Revised target
                                                             1998-2001
                                                          ------------
                                                            ($ billion)
BP -- original target .............................                4.0
ARCO (including ARCO savings pre acquisition)......                1.5
Burmah Castrol.....................................                0.3
                                                                 -----
Total target savings...............................                5.8
                                                                 =====
Delivered by end of 2000...........................                4.9
                                                                 -----

      After adjusting for special items and acquisition amortization and the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, the return on average capital employed in 2000 shows a five percentage point increase over our 1998 base-line return, on the basis of constant 1998 trading conditions. This compares with an original target for BP alone of a five percentage point increase over our 1998 base-line return at mid-cycle business conditions have been achieved by the end of 2001.

       In February 2001, we announced further specific targets for 2001 and future years. Performance improvements, which include cost savings, volume growth and portfolio changes, are expected to increase pre tax results on mid-cycle basis, adjusted for acquisition amortization and special items, by $2.0 billion in 2001 and, additionally, by $1.4 billion thereafter.

      We are targeting annual investment in the $12-13 billion range over the period 2001-2003. This is consistent with historic levels of investment for the enlarged group. By focusing on the better investment opportunities, this level of expenditure will permit growth investment in Exploration and Production to enable the business to achieve targeted production growth of at least 5.5% a year over the next five years (against a 2000 baseline).

      We expect to achieve the original 1999-2001 divestment target of $10 billion proceeds by end-2001. This excludes the FTC-mandated divestment of ARCO's Alaskan interests and certain other assets.

     The following table summarizes the Group's turnover, results and capital expenditure for the last five years and total assets at the end of each of those years.

                                                            Years ended December 31, (a)
                                                  -----------------------------------------------
                                                   2000      1999       1998      1997       1996
                                                  -----     -----      -----     -----      -----
                                                                     ($ million)
Turnover....................................    161,826   101,180      83,732   108,564    102,064
Less: joint ventures........................     13,764    17,614      15,428    16,804         --
                                                 ------    ------      ------    ------     ------
Group turnover (sales to third parties).....    148,062    83,566      68,304    91,760    102,064
Total replacement cost operating profit.....     17,756     8,894       6,521    10,683     10,634
Profit for the year*........................     11,870     5,008       3,220     5,673      7,417
Capital expenditure and acquisitions........     47,613(a)  7,345(b)   10,362    11,420     10,288
Total assets................................    143,938    89,561      84,915    86,279     88,651

--------
* After minority shareholders' interest

(a) Capital expenditure and acquisitions for 2000 includes $27,506 million for the acquisition of ARCO and $8,936 million for other significant one-off cash investments, the details of which can be found in Item 5 -- Operating and Financial Review and Prospects -- Group Results.

(b) Capital expenditure and acquisitions in 1999 reflected reduced investment following the merger of BP and Amoco.

      All capital expenditure and acquisitions have been financed from cash flow from operations, disposal proceeds and external financing.

      Information for 2000, 1999 and 1998 concerning the profits and assets attributable to the businesses and to the geographical areas in which the Group operates is set forth in Item 18 -- Financial Statements -- Note 44.

       The following table shows our production for the last five years and the estimated proved oil and gas reserves at the end of each of those years.

                                                            Years ended December 31, (a)
                                                  -----------------------------------------------
                                                   2000      1999       1998      1997       1996
                                                  -----     -----      -----     -----      -----
Total crude oil production (thousand
  barrels per day) (a)........................      1,928     2,061      2,049     1,930      1,903
Total natural gas production (million
  cubic feet per day) (a).....................      7,609     6,067      5,808     5,858      5,917
Total estimated net proved crude oil
  reserves (million barrels) (b)..............      6,508     6,535      7,304     7,612      7,325
Total estimated net proved natural gas
  reserves (billion cubic feet) (b)...........     41,100    33,802     31,001    30,374     30,349

----------

(a)   Includes BP's share of equity-accounted entities.

(b) Net proved reserves of crude oil and natural gas exclude production royalties due to others and reserves of equity-accounted entities.

      During 2000, 1,783 million barrels of oil and natural gas, on an oil equivalent* basis (mmboe), were added to BP's proved reserves (excluding purchases, sales and equity accounted entities), more than replacing the volume produced. In addition there were substantial volume movements corresponding to acquisitions and disposals. The acquisition of ARCO resulted in the addition of approximately 2,400 mmboe of proved oil and gas reserves offset by disposals, primarily Altura, which resulted in a reduction of over 1,500 mmboe. After allowing for production which amounted to 1,095 mmboe and purchases net of sales totalling 544 mmboe, BP's proved reserves increased to 13,594 mmboe. These proved reserves are mainly located in the USA (42%), the UK (17%) and Trinidad and Tobago (16%).










----------
* Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

                              SEGMENTAL INFORMATION

       The following tables show turnover and replacement cost profit by business and by geographical area, for the years ended December 31, 2000, 1999 and 1998.

                                                                      Years ended December 31,
                                  -------------------------------------------------------------------------------------------
Turnover (a)                                     2000                           1999                           1998
                                  -----------------------------   -----------------------------  ----------------------------

                                                Sales  Sales to                Sales  Sales to                Sales  Sales to
                                   Total      between     third   Total      between     third   Total      between     third
                                   sales   businesses   parties   sales   businesses   parties   sales   businesses   parties
                                   -----   ----------  --------   -----   ----------  --------   -----   ----------  --------
                                           ($ million)                    ($ million)                    ($ million)
By business
Exploration and Production......  30,942       16,787    14,155  19,133       10,063     9,070  16,080        8,664     7,416
Gas and Power...................  16,081          346    15,735   5,323          444     4,879   4,800           --     4,800
Refining and Marketing.......... 112,815        5,923   106,892  62,893        2,524    60,369  48,437        1,812    46,625
Chemicals.......................  11,247          216    11,031   9,392          342     9,050   9,691          379     9,312
Other businesses and corporate..     249           --       249     198           --       198     199           48       151
                                  ------       ------    ------  ------       ------    ------  ------       ------    ------
Group turnover.................. 171,334       23,272   148,062  96,939       13,373    83,566  79,207       10,903    68,304
Share of joint venture sales     ======        ======   13,764   ======       ======    17,614  ======       ======    15,428
                                                         ------                         ------                         ------
                                                        161,826                        101,180                         83,732
                                                         ======                         ======                         ======
By geographical area
UK (b).........................   50,400       15,970    34,430  30,223        4,406    25,817  22,510        2,848    19,622
Rest of Europe.................   21,553        2,911    18,642   5,973          641     5,332   5,823          700     5,123
USA............................   72,884        2,629    70,255  38,786        1,381    37,405  33,160        1,215    31,945
Rest of World..................   31,014        6,279    24,735  19,465        4,453    15,012  14,032        2,458    11,574
                                  ------       ------    ------  ------       ------    ------  ------       ------    ------
                                 175,851       27,789   148,062  94,447       10,881    83,566  75,525        7,221    68,304
                                  ======       ======    ======  ======       ======    ======  ======       ======    ======
Share of joint venture sales
UK.............................                           3,314                          3,988                          3,467
Rest of Europe.................                          12,316                         16,114                         14,186
USA............................                             270                            155                             43
Rest of World..................                             686                            342                            305
                                                         ------                         ------                         ------
                                                         16,586                         20,599                         18,001
Sales between areas                                       2,822                          2,985                          2,573
                                                         ------                         ------                         ------
                                                         13,764                         17,614                         15,428
                                                         ======                         ======                         ======

------------

(a) Turnover to third parties is stated by origin which is not materially different from turnover by destination. Transfers between Group companies are made at market prices taking into account the volumes involved.

(b) UK area includes the UK-based international activities of Refining and Marketing.

                                            Group                                       Total                 Replacement
                                      replacement                                 replacement                 cost profit
                                             cost                                        cost                      before
                                        operating           Joint       Associated  operating  Exceptional       interest
Analysis of replacement cost profit        profit(a)     ventures     undertakings     profit(a)     items(b)     and tax
                                      -----------        --------     ------------ ----------  -----------     ----------
                                                                        ($ million)
Year ended December 31, 2000
By business
Exploration and Production..........       13,399             384              229     14,012          119         14,131
Gas and Power.......................           24              --              162        186           --            186
Refining and Marketing..............        3,309             433              166      3,908           99          4,007
Chemicals...........................          576              (9)             193        760         (212)           548
Other businesses and corporate......       (1,152)             --               42     (1,110)         214           (896)
                                           ------          ------           ------     ------       ------         ------
                                           16,156             808              792     17,756          220         17,976
                                           ======          ======           ======     ======       ======         ======
By geographical area
UK (c)..............................        3,629             106               38      3,773           12          3,785
Rest of Europe......................        1,488             264              261      2,013          (19)         1,994
USA.................................        7,006              44              246      7,296          459          7,755
Rest of World.......................        4,033             394              247      4,674         (232)         4,442
                                           ------          ------           ------     ------       ------         ------
                                           16,156             808              792     17,756          220         17,976
                                           ======          ======           ======     ======       ======         ======
Year ended December 31, 1999
By business
Exploration and Production..........        6,686             175              122      6,983       (1,111)         5,872
Gas and Power.......................           32              --              179        211           14            225
Refining and Marketing..............        1,337             380              123      1,840         (334)         1,506
Chemicals...........................          561              --              125        686         (257)           429
Other businesses and corporate......         (880)             --               54       (826)        (592)        (1,418)
                                           ------          ------           ------     ------       ------         ------
                                            7,736             555              603      8,894       (2,280)         6,614
                                           ======          ======           ======     ======       ======         ======
By geographical area
UK (c)..............................        2,063              (1)              49      2,111         (237)         1,874
Rest of Europe......................          548             381              238      1,167         (258)           909
USA.................................        2,803              13              185      3,001         (983)         2,018
Rest of World.......................        2,322             162              131      2,615         (802)         1,813
                                           ------          ------           ------     ------       ------         ------
                                            7,736             555              603      8,894       (2,280)         6,614
                                           ======          ======           ======     ======       ======         ======
Year ended December 31, 1998
By business
Exploration and Production..........        3,086              65               22      3,173          380          3,553
Gas and Power.......................          (99)             --              157         58           16             74
Refining and Marketing..............        1,712             760               92      2,564          394          2,958
Chemicals...........................          950              --              150      1,100           43          1,143
Other businesses and corporate......         (475)             --              101       (374)          17           (357)
                                           ------          ------           ------     ------       ------         ------
                                            5,174             825              522      6,521          850          7,371
                                           ======          ======           ======     ======       ======         ======
By geographical area
UK (c)..............................        1,796             127                8      1,931          (39)         1,892
Rest of Europe......................          345             633              271      1,249          106          1,355
USA.................................        2,506              31               94      2,631          511          3,142
Rest of World.......................          527              34              149        710          272            982
                                           ------          ------           ------     ------       ------         ------
                                            5,174             825              522      6,521          850          7,371
                                           ======          ======           ======     ======       ======         ======

------------

(a) Replacement cost operating profit is before inventory holding gains and losses and interest expense, which is attributable to the corporate function. Transfers between Group companies are made at market prices taking into account the volumes involved.

(b) Exceptional items comprise profit or loss on the sale of businesses and fixed assets and termination of operations and in addition for 1999 include restructuring costs.

(c) UK area includes the UK-based international activities of Refining and Marketing.

                           EXPLORATION AND PRODUCTION

      The activities of our Exploration and Production business include oil and natural gas exploration and field development and production -- the upstream activities -- as well as the management of crude oil and natural gas pipeline assets and liquefied natural gas (LNG) processing facilities -- the midstream activities. In addition to these activities, we also operate oil and gas export terminals and processing plants. We have Exploration and Production interests in 29 countries, with the main concentration in the USA and in the UK sector of the North Sea. Production during 2000 came from 23 countries. Our most significant midstream activities are in three major pipelines -- the Trans Alaska Pipeline System (BP 50%), the Forties Pipeline System in the UK sector of the North Sea (BP 100%) and the Central Area Transmission System pipeline (BP 29.5%) in the UK sector of the North Sea -- and three major LNG plants -- the Atlantic LNG plant in Trinidad (BP 34%), in Indonesia through the joint venture operating company Virginia Indonesia Co. (VICO) (BP 50%) and in Australia through our share of LNG from the North West Shelf natural gas development (BP 16.7%).

                                                                 Years ended December 31,
                                                               --------------------------
                                                                2000      1999       1998
                                                               -----     -----      -----
                                                                      ($ million)
Turnover (a).............................................     30,942    19,133     16,080
Total replacement cost operating profit..................     14,012     6,983      3,173
Total assets.............................................     65,904    44,967     46,194
Capital expenditure and acquisitions.....................      6,383     4,194      6,223
                                                                      ($ per barrel)
Average BP oil realizations..............................      26.63     16.74      12.06
Average West Texas Intermediate oil price................      30.38     19.33      14.38
Average Brent oil price..................................      28.44     17.94      12.73
                                                                ($ per thousand cubic feet)
Average BP US natural gas realizations...................       3.72      2.06       1.82
Average Henry Hub gas price (b)..........................       3.90      2.27       2.20

----------

(a) Excludes BP's share of joint venture turnover of $585 million in 2000, $497 million in 1999 and $348 million in 1998.

(b)   Henry Hub First of Month Index.

      2000 has been a year of major portfolio enhancements for BP. The acquisition of ARCO has significantly strengthened our natural gas position in the Lower 48 States in the US and south east Asia and provides complementary positions in the Permian basin in the Lower 48 States, the UK sector of the North Sea, Venezuela and China. There has been significant repositioning of the portfolio in line with expected growth in global demand for natural gas. Following the merger of BP and Amoco and the acquisition of ARCO, natural gas as a percentage of the BP portfolio has grown from 33% of total production in 1998 to 40% in 2000. Much of our natural gas focus will be based around the large established North American and the growing Far East markets.

      Our Exploration and Production strategy since 1998 is focused upon integration and driving efficiencies into the business. Following the consolidation period after the merger of BP and Amoco and the acquisition of ARCO, we are now repositioned for volume growth and further improved efficiencies. We plan to do this by sustaining our base resources, maximizing the value from our existing assets and growing through exploring for and developing new basins such as Gulf of Mexico deepwater. In line with this growth plan, capital expenditure in 2001 is expected to increase 24% from 2000 to $7.9 billion. Approximately 46% of this spending will be focused in North America, 13% in the UK, 11% in Latin America and 30% in the rest of the world.

       Sustaining our base resources and maximizing the value from our existing assets includes the following actions:

-- We seek opportunities for profitable growth in both the upstream and midstream activities, that are sustainable in the context of a fluctuating oil and natural gas price environment. This includes the use of decline management and enhanced recovery technologies to mitigate volume decline and increase recoveries in mature fields. It also includes investing in midstream activities which are relatively unaffected by oil and natural gas price movements, and using our pipeline infrastructure and natural gas facilities to secure additional revenue by transporting and processing volumes owned by other companies.

-- An example of maximizing the value realized from our existing assets is our North American gas growth strategy (which includes Canada but excludes Gulf of Mexico deepwater). This strategy reflects BP's plan to grow our natural gas volumes at greater than 2% per annum. Supporting this strategy, we increased the 2000 development capital programme from $331 million in 1999 to $1,232 million in 2000. Activities driving this increased capital included the commencement of multi-year development drilling programmes which will add more than 600 wells in southern Wyoming and more than 350 wells in Colorado and New Mexico over the next five to seven years. Additionally, 2000 saw rig counts more than double in both the Gulf of Mexico shelf to 12 rigs and Oklahoma's Arkoma Basin to 13 rigs. In Canada, capital spending in 2000 increased our reserve replacement to 109% and ensured a significant land position in areas of new tight gas and coalbed methane trends, where we expect to apply our exploration and production expertise from the San Juan basin. We saw first evidence of the implementation of this strategy, after portfolio adjustments, as gas production in the fourth quarter of 2000 grew by 2% relative to the third quarter.

-- We actively manage existing producing assets to maintain and improve the net income and operating cash flow realized from our oil and natural gas production. In addition, we strive to reduce the cost and improve the efficiency of new investment projects. Significant savings have been achieved by developing closer relationships with partners, contractors and suppliers, and by agreeing with these parties common incentives to improve productivity. We also link internal compensation to operating and investment efficiency, within the parameters of BP policies towards health, safety and the environment.

-- Following the merger between BP and Amoco and the acquisition of ARCO and the Vastar minority interest, we have been able to capitalize on cost reduction opportunities where we had parallel operations, and have drawn on the best practices and experience of these four successful companies to extract further efficiencies from our operations and investment programmes. Since 1998 we have achieved $2.6 billion of cost reductions representing around 80% of the total target.

-- As well as delivering these cost synergies associated with the integration of BP, Amoco, ARCO and Vastar we continue to drive improvements into our unit costs. Unit production costs (often referred to as unit lifting costs) have decreased by 20% since 1998 to $2.50/boe in 2000. We plan to reduce unit production costs as we bring new developments on stream, which have lower unit production costs achieved through scale and/or application of advanced technologies. In addition we continue to achieve further efficiencies in our existing asset base. On the investment side, our finding and development cost/boe has decreased by 30% since 1998 to $3.29/boe, below our $3.50/boe ceiling set in 2000.

      The second element of our Exploration and Production strategy is to provide growth for the future by exploring for and developing new basins. We do this through focused exploration and selective development activity, as described below:

-- Our highly focused exploration programme has two strategy elements. The first focuses on areas of the world that have been relatively unexplored, where we believe substantial volumes of low cost, high value reserves remain to be found. The second element is highly selective exploration around our existing fields and infrastructure. Our principal areas of activity include Angola, Australia, Canada, Egypt, the Faeroe Islands, Kazakhstan, Norway, Trinidad and Tobago and the USA. Our Red Mango discovery in Trinidad and Tobago, is one recent successful result of our exploration growth strategy.

-- BP's deepwater position in the Gulf of Mexico and Angola will allow delivery of both near-term and continuing production growth. In 2001 we expect to begin production from Girassol in Angola as well as from Crosby, Nile and Mica in the Gulf of Mexico. In 2002 and 2003, production in our Gulf of Mexico Princess, Nakika, Horn Mountain, King and King's Peak fields is expected to start. In the subsequent years the large BP-operated fields commence production, including Crazy Horse, Holstein, Mad Dog and Atlantis in the Gulf of Mexico and Plutonio in Angola. As the oil industry's largest lease holder in the Gulf of Mexico, BP is poised to deliver this year-on-year production growth well into the next decade. The strength of our portfolio, derived from our deepwater exploration success, is coupled with contracting strategies with suppliers that reduce our costs and secure our access to drilling rigs and fabrication facilities.

-- In pursuit of the development of our upstream gas holdings in Trinidad, BP gained shareholder and government approval, in the fourth quarter of 2000, to expand the existing single train liquefied natural gas plant operated by Atlantic LNG, in which we hold a 34% interest, by an additional two trains. BP has a minimum 38% interest in the second and third trains and will supply 50% of the gas for the second train and 75% for the third train.

      We continue to upgrade the quality of our asset portfolio by focusing investments in core areas (where we have either critical mass and/or significant competitive position) and disposing of non-strategic assets through asset swaps, purchases and sales. Since January 2000 examples of portfolio upgrading include:

-- In April 2000, we divested our non-core interest in Altura Energy Ltd (a Permian basin oil and gas production joint venture with Shell), for a total amount for BP and Shell together of $3.6 billion (BP 64%).

-- In April 2000, BP and its partners finalized an agreement to align their Alaskan interests and thereby optimize operations. In return for a reduction in its share of liquids production, BP achieved a significantly strengthened gas position (increased equity in gas cap from 13.8% to 26.5%) and immediate cost savings through its single operatorship of Prudhoe Bay.

-- In September 2000, BP announced the completion of the purchase of the publicly held minority interest in Vastar. This made possible the capture of significant synergies with BP's existing Lower 48 States gas business. BP had acquired 81.8% of Vastar through the ARCO acquisition.

-- In October 2000, Repsol-YPF acquired a 10% minority shareholder interest in BP Trinidad and Tobago Limited Liability Company (LLC). The transaction with Repsol has created a new platform for BP's future gas production growth in Trinidad by giving us access to gas markets and growth opportunities in Spain.

-- In January 2001, BP successfully monetized its 7% stake in the Russian oil company Lukoil, through a combined ADR placement (proceeds $237 million) and exchangeable bond offering (proceeds $420 million). This stake was obtained through the acquisition of ARCO.

Upstream Activities

Exploration

       The Group explores for and produces oil and natural gas under a wide range of licensing, joint venture and other contractual agreements. We may do this alone or, more frequently, with partners. BP acts as operator for many of these ventures.

      The Group's worldwide capital expenditure on exploration and appraisal in 2000 was $1,295 million, an increase of $447 million or 53% compared with 1999, as we incorporated the ARCO exploration assets into the BP portfolio and as we appraised the significant discoveries made during 1999. In 2000, we participated in 142 gross (65.1 net) exploration and appraisal wells in 21 countries. The principal areas of activity were Angola, Australia, Canada, Egypt, Norway, Trinidad and the USA.

       In 2000, we obtained upstream rights in several new tracts, which are expected to provide a foundation for continued exploration success. These include the following:

-- In Norway we were successful in the 16th Licence Round and were awarded 5 licences (12 blocks) including 4 licences as operator. Equity interests in the awarded blocks range from 25% to 100%.

-- In the Faeroes first Licence Round we were awarded all our priority blocks on a 100% equity basis.

-- In Canada we acquired a 50% interest in Parcel 6 offshore deepwater Nova Scotia.

      In addition, during 2000 we continued to shape and focus our portfolio following the ARCO acquisition by exiting Greece, Ireland, Italy, Peru and the Philippines and relinquishing certain exploration interests in Colombia, Denmark, Norway, Turkey and the UK.

      We have announced significant discoveries in Angola, Australia, Trinidad, Egypt, Kazakhstan, Norway and the USA. In most cases, reserve bookings from these fields will depend on the results of ongoing technical and commercial evaluations, including appraisal drilling. These discoveries included the following:

-- In the deepwater US Gulf of Mexico we announced a significant new discovery at Crazy Horse North (BP 75% and operator), which is adjacent to Crazy Horse, discovered in 1999.

-- In Trinidad we made two discoveries as operator, Manikin (BP 70%) and Red Mango (BP 100%).

-- In Angola, we were involved in nine discoveries: Galio, Paladio, Cronia and Cobalto in Block 18 (BP 50% and operator), Mondo, Saxi and Batuque in Block 15 (BP 26.7%), and Perpetua and Jasmim in Block 17 (BP 16.7%).

--    In Norway we announced the Snadd discovery (BP 30% and operator).

-- In Australia, we participated in the Maenad and Urania natural gas discoveries (licence WA-267-P, BP 12.5%), which lie approximately 200 kilometres west of our LNG facilities.

-- In Egypt, in the Nile Delta we made two natural gas discoveries, Taurus and Taalab (BP 50%).

Reserves and Production

       We annually review our total reserves of crude oil, condensate, natural gas liquids and natural gas to take account of production, field reassessments, the application of improved recovery techniques, the addition of new reserves from discoveries and economic factors. We also conduct selective periodic reserve reviews for individual fields.

       Details of our net proved reserves of crude oil, condensate, natural gas liquids and natural gas at December 31, 2000, 1999, and 1998 and reserves changes for each of the three years then ended are set out in the Supplementary Oil and Gas Information section in Item 18 -- Financial Statements.

      Total hydrocarbon proved reserves, on an oil equivalent basis and excluding equity-accounted entities, comprised 13,594 million barrels of oil equivalent (mmboe) at December 31, 2000, an increase of 10% versus December 31, 1999. Natural gas represents about 50% of these reserves. Reserve replacement through extensions, discoveries, revisions and improved recovery exceeded production for the seventh consecutive year with a ratio of 163%.

       In 2000, total additions to the Group's proved reserves (excluding purchases and sales and equity accounted entities) amounted to 1,783 mmboe:
1,064 mmboe through extensions to existing fields and discoveries of new fields, and the remaining 719 mmboe through revisions to previous estimates and the application of improved recovery techniques. The principal reserve additions were in Algeria, Trinidad, the UK and US Gulf of Mexico as follows:

-- In the Gulf of Mexico we added over 350 mmboe of oil and gas reserves, mainly from the approval of new field developments at Holstein, Horn Mountain, Nakika and King's Peak.

-- In Trinidad and Tobago, we added about 1 trillion cubic feet (tcf) of natural gas from El Diablo and North East Queen's Beach as part of the volumes to feed the sanctioned second and third trains of the Atlantic LNG plant.

-- In the UK Continental Shelf, we added almost 200 mmboe of oil and gas reserves, predominantly from improved recovery projects in Foinaven and Magnus.

-- In Algeria we added over 250 mmboe of oil and gas reserves from several fields following approval of the In Salah gas project and the In Amenas gas condensate project.

      In addition to the above changes, there were substantial volume movements corresponding to acquisitions and disposals. The acquisition of ARCO resulted in the addition of approximately 2,400 mmboe of proved oil and gas reserves offset by disposals, primarily of our common interest in Altura, which resulted in a reduction of over 1,500 mmboe.

       Our total hydrocarbon production (including equity-accounted entities) during 2000 averaged 3,240 thousand barrels of oil equivalent per day (mboe/d), an increase of 133 mboe/d, or 4.3% compared with 1999, as production declines in mature fields were more than offset by acquisitions, production start-ups and build-ups to full production. About 39% of our production was in the USA and 25% in the UK.

       The following tables show BP's production by major field (asterisks denote fields operated by BP) for the three years 1998 to 2000, and BP's aggregate estimated net proved reserves as at December 31, 2000:

Crude oil (a)

                                                                               Net production
                                                                            --------------------
Production                        Field or Area         Interest             2000   1999    1998
                                  -------------         --------            -----  -----   -----
                                                      (%)          (thousand barrels per day)
Alaska (b)                        Prudhoe Bay*              26.3              146    202     232
                                  Kuparuk                   39.2               81     90      92
                                  Milne Point*             100.0               40     42      43
                                  Endicott*                 67.9               21     25      30
                                  Point McIntyre            32.2               16     25      36
                                  Other                  Various               10     21      21
                                                                           ------ ------  ------
Total Alaska                                                                  314    405     454
Lower 48 States onshore           Altura (b)             Various               36    127     122
                                  Other                  Various              182    133     140
                                                                           ------ ------  ------
Total Lower 48 States onshore                                                 218    260     262
Gulf of Mexico (b)                Mars                      28.5               38     36      29
                                  Troika                    33.3               28     30      15
                                  Pompano*                  75.0               26     29      34
                                  Other                  Various              105     44      39
                                                                           ------ ------  ------
Total Gulf of Mexico                                                          197    139     117
                                                                           ------ ------  ------
Total USA                                                                     729    804     833
                                                                           ------ ------  ------

UK offshore (b)                   ETAP                   Various               85     80      30
                                  Foinaven*                 72.0               64     56      51
                                  Harding*                  70.0               57     58      60
                                  Forties*                  96.1               53     66      76
                                  Magnus*                   85.0               47     48      61
                                  Schiehallion/Loyal*    Various               44     36       8
                                  Andrew*                   62.8               33     43      43
                                  Miller*                   40.0               22     30      31
                                  Other                  Various               89    123     110
                                                                           ------ ------  ------
Total UK offshore                                                             494    540     470
Onshore                           Wytch Farm*               50.5               40     40      48
                                                                           ------ ------  ------
Total UK                                                                      534    580     518
                                                                           ------ ------  ------
Norway (b)                        Various                Various               89     98     101
Netherlands                       Various                Various                1      2       4
                                                                           ------ ------  ------
Total Rest of Europe                                     Various               90    100     105
                                                                           ------ ------  ------

                                                                        Net production
                                                                     --------------------
                           Field or Area         Interest             2000   1999    1998
                           -------------         --------            -----  -----   -----
                                                      (%)          (thousand barrels per day)
Australia                  Various                   16.7               37     23      30
Azerbaijan                 Azeri-Chirag-Gunashli*    34.1               30     32      16
Canada (b)                 Various                 Various              19     56      68
Colombia                   Cusiana/Cupiagua*         19.0               52     66      54
Egypt                      October                   30.4               30     35      30
                           Other                   Various              78     95      75
Trinidad                   Various                   100.0              47     49      47
Venezuela                  Various                 Various              46     30      31
Other (b)                  Various                 Various              51     21      34
                                                                    ------ ------  ------
Total Rest of World                                                    390    407     385
                                                                    ------ ------  ------
Total Group                                                          1,743  1,891   1,841
                                                                    ====== ======  ======
Equity-accounted
  entities
Abu Dhabi (e)              Various                 Various             127    113     124
Argentina                  Various                 Various              40     41      45
Other                      Various                 Various              18     16      39
                                                                    ------ ------  ------
Total equity-accounted
  entities                                                             185    170     208
                                                                    ------ ------  ------
Total Group and BP share
  of equity-accounted entities (d)                                   1,928  2,061   2,049
                                                                    ====== ======  ======


                                                       December 31, 2000
                                   ------------------------------------------------------
                                              Rest of                 Rest of
Estimated net proved reserves (a)      UK      Europe         USA       World       Total
                                   ------      ------      ------      ------      ------
                                                    (millions of barrels)
Subsidiary undertakings
Developed.....................      1,138         213       2,150         817       4,318
Undeveloped...................        254         160       1,043         733       2,190
                                   ------      ------      ------      ------      ------
                                    1,392         373       3,193       1,550       6,508
                                   ======      ======      ======      ======      ======
Equity-accounted entities                                                           1,135
                                                                                   ------
Total Group and BP share of
  equity-accounted entities                                                         7,643
                                                                                   ======


Natural gas (a)(c)

                                                                              Net production
                                                                           --------------------
Production                       Field or Area         Interest             2000   1999    1998
                                 -------------         --------            -----  -----   -----
                                                            (%)        (million cubic feet per day)
Lower 48 States onshore (b)      San Juan Coal*         Various              563    427     408
                                 San Juan Conventional  Various              185    129     128
                                 Tuscaloosa             Various              171    175     156
                                 Hugoton*               Various              170    162     170
                                 Wamsutter*                70.5              100     92      87
                                 Arkoma                 Various               94    111     129
                                 Jonah*                    79.1               77     57      27
                                 Anschutz Ranch East*   Various               55     67      26
                                 Moxa Arch*                41.0               52     77     110
                                 Whitney Canyon         Various               47     52      53
                                 Altura                 Various               34    118     143
                                 Other                  Various              613    227     306
                                                                          ------ ------  ------
Total Lower 48 States onshore                                              2,161  1,694   1,743
Alaska                           Various                Various                9     10      10
Gulf of Mexico (b)               Matagorda Island 623*     44.0               78     99      97
                                 Ram Powell (VK 912)       31.0               60     72      50
                                 Matagorda Island 519*     82.0               56     39      35
                                 Other                  Various              690    361     386
                                                                          ------ ------  ------
Total USA                                                                  3,054  2,275   2,321
                                                                          ------ ------  ------
UK offshore (b)                  Bruce*                    37.0              201    175     182
                                 Marnock*                  62.0              148     79       1
                                 Braes                  Various               99     76      69
                                 West Sole*               100.0               89     97     102
                                 Viking Complex            50.0               81    107      31
                                 Ravenspurn South*        100.0               77     87     103
                                 Armada                    18.2               75     77      74
                                 East Leman*               48.4               58     42      71
                                 Amethyst*                 45.4               56     42      57
                                 Vulcan                    50.0               44     26      35
                                 Britannia                  9.0               41     --      --
                                 Other                  Various              678    487     527
Onshore                          Various                Various                5      6       6
                                                                          ------ ------  ------
Total UK                                                                   1,652  1,301   1,258
                                                                          ------ ------  ------
Netherlands                      P/18-2*                   48.7               52     63      73
                                 Other                  Various               43     48      68
Norway                           Various                Various               41     53      59
                                                                          ------ ------  ------
Total Rest of Europe                                                         136    164     200
                                                                          ------ ------  ------
Canada (b)                       Kirby*                    71.9               69    132     139
                                 Brazeau River Gas*        70.0               63     41      52
                                 Ricinus*                  70.0               52     54      59
                                 Marten Hills*             96.0               47     56      56
                                 Leismer*                  54.2               32     64      49
                                 Other                  Various              319    342     412
Trinidad                         Mahogany*                100.0              530    367      14
                                 Immortelle*              100.0              232    207     125
                                 Flamboyant*              100.0               69     92     187
                                 Other                    100.0               54    115     113
Australia                        Various                   16.7              205    215     211
Sharjah                          Sajaa*                    40.0              145    168     157
                                 Other                  Various               39     38      62
Indonesia                        Pagerungan*               40.0              199    103     108
                                 Sanga-Sanga               26.3              120     --      --
                                 Other*                    46.0               54     --      --
China                            Yacheng*                  34.0               77     --      --
Other (b)                        Various                Various              198     69      64
                                                                          ------ ------  ------
Total Rest of World                                                        2,504  2,063   1,808
                                                                          ------ ------  ------
Total Group                                                                7,346  5,803   5,587
                                                                          ====== ======  ======

Natural gas (a)(c)

                                                                        Net production
                                                                     --------------------
                           Field or Area         Interest             2000   1999    1998
                           -------------         --------            -----  -----   -----
                                                      (%)        (million cubic feet per day)
Equity-accounted entities
Argentina                  Various                Various              187    145     128
Other                      Various                Various               76    119      93
                                                                    ------ ------  ------
Total equity-accounted entities                                        263    264     221
                                                                    ------ ------  ------
Total Group and BP share of                                          7,609  6,067   5,808
  equity-accounted entities                                         ====== ======  ======

                                                     December 31, 2000
                                   ------------------------------------------------------
                                              Rest of                 Rest of
Estimated net proved reserves (a)      UK      Europe         USA       World       Total
                                   ------      ------      ------      ------      ------
                                                   (millions of cubic feet)
Subsidiary undertakings
Developed.....................      3,898         275      12,111       7,985      24,269
Undeveloped...................      1,058          71       2,400      13,302      16,831
                                   ------      ------      ------      ------      ------
                                    4,956         346      14,511      21,287      41,100
                                   ======      ======      ======      ======      ======
Equity-accounted entities                                                           2,818
                                                                                   ------
Total Group and BP share of                                                        43,918
  equity-accounted entities                                                        ======


----------

(a) Net proved reserves of crude oil and natural gas, stated as of December 31, 2000, exclude production royalties due to others, and include minority interests in consolidated operations.

(b) In 2000, BP acquired the interests of ARCO outside Alaska. At the same time, a deal was concluded (primarily with ExxonMobil and Phillips) in which the oil and gas interests in Prudhoe Bay (and some of the associated fields) were realigned. We also disposed of our common interest in Altura Energy. In addition to normal portfolio management in the USA and Canada, we disposed of certain of our interests in Venezuela, Colombia and the UK and acquired an interest in Pakistan as part of the Burmah Castrol acquisition.

      In 1999, BP sold certain interests in Canada and Venezuela. At the end of the year we purchased a significant part of Repsol-YPF's share of the assets of the dissolved Crescendo Resources partnership, a major natural gas producer and processor in Texas and Oklahoma.

      In 1998, BP sold its interests in Papua New Guinea, and certain interests in the USA and the UK sector of the North Sea were sold, purchased or swapped.

(c)   Natural gas production volumes exclude gas consumed in operations.

(d) Includes NGL from processing plants in which an interest is held of 41, 54, and 67 thousand barrels per day for 2000, 1999 and 1998 respectively.

(e)   The  BP  Group   holds   proportionate   interests,   through   associated
      undertakings, in onshore and offshore concessions in Abu Dhabi expiring in 2014 and 2018, respectively.

United States

      We are the largest producer of hydrocarbons in the USA.

      Our 2000 US oil production averaged 729 thousand barrels per day (mb/d). This was a decline of 9% from 1999. The acquisition of ARCO was more than offset by the disposal of our common interest in Altura Energy and realignment of Prudhoe Bay. Approximately 43% of our 2000 oil production came from Alaska, 30% from onshore Lower 48 States, and the remainder from the Gulf of Mexico.

      BP is the largest natural gas producer in the USA gas market. In 2000, US natural gas production was 3,054 million cubic feet per day (mmcf/d). Compared with 1999 this represents a 29% increase, of which 881 mmcf/d is due to the acquisition of ARCO.

      Our largest areas of growth in the USA are focused in the Gulf of Mexico and our natural gas assets onshore in the Lower 48 States. Growth in these areas is expected to more than offset the decline in our current principal oil producing fields in Alaska. In addition we have several developments either planned or under construction in Alaska to mitigate the decline and enable the region to remain a major producing area for the foreseeable future.

      Development expenditure in the USA (excluding pipelines) during 2000 was $2,328 million, compared with $1,212 million in 1999.

      In Alaska, following the realignment in Prudhoe Bay, our production of crude oil declined from 405 mb/d in 1999 to 314 mb/d in 2000.

      The current status of activity in Alaska is as follows:

-- In 2000 agreement was reached with the unit owners to resolve outstanding issues relating to the ownership of the Prudhoe Bay Unit (PBU) and Point Thomson Unit. The agreement aligned the respective equity interests of the owners in Prudhoe Bay Unit and provided for a single operator. The alignment results in a reduction of 63 mb/d in 2000 in our Greater Prudhoe Bay Area production, and an increased interest in Prudhoe Bay Unit gas reserves and the Point Thomson Unit. Overall the agreement is expected to facilitate optimization of operations, reduce costs significantly and facilitate new oil and gas development, for the benefit of the unit owners, the State of Alaska, and its residents.

-- Development is ongoing to mitigate the production decline at Alaska's largest producing field, Prudhoe Bay. The decline rate was reduced to 3% in 2000 and a number of near-term projects are underway for 2001. The PBU alignment has accelerated satellite development by two to three years. In 2000 there were some six wells producing from all Prudhoe Bay satellites. This will increase to over 40 by the end of 2001. Large scale facilities expansions in the form of wellpads and a pipeline will also commence in 2001. We are continuing with the infill drilling programme, a mixture of new wells, rig side-tracks and coiled tubing drilled side-tracks. We anticipate drilling some 80 new wells in Prudhoe Bay in 2001 to help sustain production levels.

-- The first phase of development of the Northstar field (BP 98% and operator) began in 1998 with module construction in Alaska. All major construction permits were received in 1999. The gravel island, where field facilities will be located, is complete, drilling has commenced, and the oil and gas pipelines have been installed. The first sealift arrived on the island during 2000, with the remaining module construction to be completed and sealifted to the island in the summer of 2001. We expect production to commence in late 2001 with a plateau rate of 50 mb/d net. Project capital expenditure for the Northstar field in 2000 was $320 million (1999 $100 million and 1998 $50 million).

-- BP sanctioned the Meltwater satellite development project at the Phillips operated Kuparuk field. The satellite is a 50 million barrel gross recoverable accumulation with first production expected by end 2001.

-- BP drilled its first viscous oil multilateral wells at the Milne Point field, yielding initial production rates above 1 mb/d. Continued development of completion technology and artificial lift is expected in 2001.

-- In line with our commitment to grow the natural gas business, recent actions taken in Alaska include the formation of a joint gas pipeline project study team (see details under Midstream Activities -- Oil and Natural Gas Transportation).

-- BP acquired the remaining 8.8% working interest in the Milne Point Unit from Occidental Petroleum as part payment for our working interest in the Bravo Dome carbon dioxide field. This acquisition takes BP's ownership of Milne Point Unit to 100%.

-- The Badami oil field (BP 70% and operator) came onstream in 1998 with final project capital expenditure in that year of $120 million. It continued to produce about 2 mb/d throughout 2000. Work continues to identify additional sources of production to fill the processing facility within the Badami Unit and the surrounding area.

      Onshore in the Lower 48 States, BP's production of oil and gas production averaged 591 mboe/d, up from 569 mboe/d in 1999. Production comes from a large number of fields situated principally in the states of Colorado, Kansas, Louisiana, New Mexico, Oklahoma, Texas and Wyoming.

      Crude oil production was 218 mb/d in 2000, a reduction of 16% from 1999. This was predominantly due to the sale of our common interest in Altura Energy partly offset by production from ARCO assets in the Permian Basin.

-- In April 2000, BP and Shell sold their common interests in Altura Energy, a US onshore oil-producing joint venture, for $3.6 billion to Occidental Petroleum.

-- As part of the ARCO transaction, BP acquired certain assets located in the Permian Basin of west Texas, southeast New Mexico, and southern Colorado. The assets consist of producing properties, four plants for processing natural gas, and other miscellaneous properties and assets. Producing asset characteristics range in focus from primary production and/or development drilling to mature carbon dioxide -- and water-- flood areas. BP is one of the main producers in the Permian Basin, operating approximately 1,800 wells, with production in 2000 averaging 52 mb/d of crude oil and NGL, and 151 mmcf/d of natural gas (total production in 2000 was 78 mboe/d).

-- As an extension of producing natural gas we also processed, or caused to be processed, 120 mb/d of NGL in 2000. Prices for NGL were generally strong throughout 2000 and through utilizing our processing flexibility (either in equity plants or through third party contractual arrangements) we generated increased midstream value.

      Natural gas production was 2,161 mmcf/d in 2000, an increase of 21% from 1999 production, all of which is essentially due to the acquisition of ARCO. Our natural gas production in the onshore Lower 48 States is produced primarily from the following assets.

-- The southern Wyoming (Overthrust Belt, Greater Green River Basin) operations produced 374 mmcf/d of gas and 38 mb/d of liquids in 2000. Drilling activity has significantly increased in conjunction with a five year drilling programme comprising more than 600 wells, primarily in the Jonah and Wamsutter fields. The number of working rigs has increased from four to nine, and contracts have been concluded for an additional five rigs to be delivered in 2001, in anticipation of increasing production by more than 10% year on year.

      Colorado and New Mexico (San Juan Basin Coal and Conventional Gas Fields) operations, increased production following the acquisition of ARCO with an average production of 143 mboe/d in 2000. As a combined operation, the initial pre-work on a Coal Bed Methane infill-drilling programme was completed and the programme itself commenced in October 2000. More than 350 infill wells will be drilled in the course of this five-to-seven year long infill programme.

   -- In the mid-continental states (Kansas, Oklahoma, Texas and Louisiana) our natural gas production grew by 26% to 898 mmcf/d in 2000. This was due in part to the acquisition of ARCO and growth activity in line with our North American Gas strategy. Examples of increased activities are highlighted below:

      -- Western Kansas (Hugoton and Panoma fields) - In 2000, a well work and system optimization effort directed toward curtailing the decline in the Hugoton field resulted in arresting the decline rate to approximately half of the rate from the previous two years. That programme will be expanded to other areas of the field in 2001 in an effort to remain on the lower decline trend throughout the year.

      -- Oklahoma and Texas panhandles (Anadarko Basin) -- Following our buyout of these properties from the Crescendo partnership in late 1999, the number of drilling rigs had increased from three to eight by year-end 2000 with a large inventory of prospects prepared for the 2001 drilling programme. In addition, a process to model well and infrastructure performance is being implemented within the asset to improve underlying base production efficiency.

      -- East Texas (Cotton Valley Trend) -- Average gas production volume in 2000 of over 110 mmcf/d is expected to grow 8% in 2001. The introduction of a `smart system' in well automation has delivered a flattening in gas decline rates in Blocker Field. Further optimization of well deliquefication across five other Cotton Valley Fields is in progress. In addition, well work activity was accelerated in the second half of 2000 and progress is being made on the infill-drilling programme.

-- Louisiana (Tuscaloosa Trend) -- The deepest commercial producing well in onshore Louisiana (Parlange 11) was drilled to a total depth of 23,472 feet on March 30, 2000. This well also delivered the highest daily rate from an onshore Louisiana well at 92 mmcf/d of natural gas. With these results, the Tuscaloosa trend, which was brought on stream in 1978, reached its all time highest gross production rate of 364 mmcf/d in 2000.

-- Oklahoma (Arkoma Basin) -- In 2000, we combined two of the largest producers in the Arkoma Basin, BP and Vastar. Drilling activity was increased from three rigs to six rigs and we expect to run seven rigs in 2001 as we exploit over 100 square miles of recently acquired 3-D seismic data. Rates on new wells drilled post seismic have been 1 1/2 times the pre seismic rate.

-- Gulf Coast Onshore -- In 2000, this operation was created by the combination of Vastar and BP properties in state waters of Alabama. The Vastar properties are located in three distinct geographic areas: south Texas, south Louisiana, and acres of mineral fee lands in southeast Texas. In 2000, 17 new wells were drilled, and another 60 were recompleted. In addition, two acquisitions were made, one in south Texas and one in south Louisiana, each adding approximately 2.8 mmboe in proved reserves and 1 mboe/d in net rate. In 2001, we expect production from these properties to grow by 8%.

      In the Gulf of Mexico, we continued our substantial year on year growth in production in 2000. Liquid production increased by over 42% from 1999 levels, averaging 197 mb/d. Gas production increased by over 55% from 1999 levels averaging 884 mmcf/d.

   -- Offshore Louisiana and Texas (Gulf of Mexico shelf) supplies approximately one fifth of the US natural gas market, which is the largest gas market in the world. Following the acquisition of ARCO, BP became the largest producer on the Gulf of Mexico Shelf, accounting for approximately 7% of total production. BP owns an interest in 148 fields and in 2000 produced in excess of 160 mboe/d. The Gulf of Mexico shelf is a mature basin with high decline rates, averaging 30-40% per year. In spite of that, we have maintained flat production over the last several years by utilizing advanced seismic technologies, reservoir studies, and new completion technologies. In 2000, BP and Vastar drilled a total of 97 wells with an additional 73 recompletions and workovers.

      Activity in the major facility hubs in the deepwater Gulf of Mexico comprised the following:

-- The successful restart of production operations on the Marlin development (BP 80% and operator) occurred following a shut-down earlier in the year to understand the cause of a systemic casing design flaw. The first well brought back on line is producing at rates exceeding 85 mmcf/d for gas and 8 mb/d for oil. Production on the facility is expected to significantly increase as additional Marlin wells continue to be brought on line through 2001. In addition, the Nile (BP 50% and operator) and King (BP 100% and operator) subsea developments are on schedule to be produced through the Marlin host platform in 2001 and 2002, respectively. Project capital expenditure for the Marlin field in 2000 was $60 million (1999 $170 million and 1998 $190 million).

-- The Pompano platform and subsea development (BP 75% and operator) successes continued in 2000 with new production coming from active well work and drilling. Expansion of the Pompano platform capacity is ongoing which will allow for the production of the Mica (BP 50%) subsea field through the host Pompano platform. The Mica development remains on track for first production in 2001. Mica will be the longest subsea oil tieback in the Gulf of Mexico to date.

-- Our active drilling and well work programme was successful in arresting field decline in the Troika field (BP 33% and operator). Gross production from the six well subsea development averaged 118 mboe/d in 2000.

-- The Europa field came onstream in 2000. Project capital expenditure in 2000 was $10 million (1999 $80 million and 1998 $20 million). Due to the continued successful development drilling results at Mars (BP 29%) and the start-up of the Europa (BP 33%) and MC 764 (BP 67%) subsea developments, the Mars facility achieved record production throughput in excess of 200 mb/d of oil and 200 mmcf/d of gas in 2000. Three new wells were drilled and completed at Mars in 2000, all of which helped to ensure the facility remained fully utilized. Additional facility expansion work was performed in 2000, with an additional phase of expansion ongoing in early 2001.

-- The Ursa development (BP 23%) which came onstream in 1999 had project capital expenditure of $30 million in 1999 (1998 $120 million). Production continued to increase in 2000 with three new high rate wells being drilled and completed. Ursa, the largest floating structure currently in the Gulf of Mexico, produced on average in excess of 80 mb/d of oil and 100 mmcf/d of gas for the year. In addition, the 180 mmboe (gross) Princess discovery was made in 2000 by the Ursa partnership on a Gulf of Mexico lease block adjacent to the Ursa unit. It is envisaged that this discovery will be produced through the Ursa Tension Leg Platform (TLP) host similar to the Crosby subsea development (BP 50%), which remains on track and on schedule for first production in late 2001.

-- The Diana/Hoover (BP 33%) 300 mmboe Western Gulf of Mexico basin opening development project began operations in May of 2000. Project capital expenditure in 2000 was $80 million (1999 $180 million and 1998 $130 million). The development consists of a floating Deep-draft Caisson Vessel
      (DDCV) host located over the Hoover field in 4,500 feet of water. Diana, a five well subsea development, is tied back to the Hoover DDCV. The Hoover DDCV is the deepest floating production facility to-date in the Gulf of Mexico. Production rates at year-end averaged over 50 mboe/d and will continue to increase well into 2001.

United Kingdom

      We are the largest producer of both oil and natural gas in the UK.

      Our 2000 UK oil production of 534 mb/d was 46 mb/d lower than in 1999. This was as a direct result of reduced capital investment levels during 1999 in line with the lower oil price environment at that time and the divestment of the Scott/Telford and Fulmar fields (14 mb/d).

      Our UK natural gas production increased 27% from 1,301 mmcf/d in 1999 to 1,652 mmcf/d in 2000. The integration of ARCO properties in 2000 into the regional portfolio added 303 mmcf/d of production after accounting for the disposal of the ARCO interests in Scapa, Saltire, Iona, Chanter, Claymore and Piper in May 2000.

      Our development expenditure in the UK (excluding pipelines) grew by 20% from $676 million in 1999 to $808 million during 2000. Significant 2000 activity included the following:

-- The Foinaven main field (BP 72% and operator) and East Foinaven field (BP 43% and operator) are situated in the deep water Atlantic Margin, west of the Shetland Islands. Production from the Foinaven main field grew to 87.5mb/d gross and the Foinaven Phase II development was sanctioned. Phase II consists of the East Foinaven development and five infill wells in the Foinaven main field. First oil from both East Foinaven and the infill wells is planned for 2001. East Foinaven is a subsea development consisting of three wells tied back to the Foinaven main field facilities. Agreements have been signed to export gas from Foinaven and East Foinaven to the Magnus field.

-- Schiehallion commenced production in 1998. Project capital expenditure in that year was $220 million. Schiehallion (BP 33.4% and operator) and Loyal (BP 50% and operator) fields are also situated in the deep water Atlantic Margin. Production from these fields grew to 120 mb/d gross (44 mb/d net) and pre-sanction commitments were made in respect of the next set of infill wells to be drilled. Agreements have been signed to export gas from these fields to the Magnus field.

-- UK Government approval was received in December 2000, for the Magnus Enhanced Oil Recovery project. Through newly laid gas pipelines, the development will link the Magnus field (BP 85% and operator) to the deepwater Atlantic Margin fields via the Sullom Voe Terminal Processing plant. Surplus gas from the Atlantic Margin fields will be injected into the Magnus reservoir and we expect to recover trapped oil which will extend field life by some ten years and enable production at a plateau level of around 60 mboe/d gross until 2006. Surplus gas will be sold to the market via existing pipelines.

-- Eastern Trough Area Project (ETAP) achieved first production in 1998. Project capital expenditure in that year was $540 million. Production reached peak levels of (130 mboe/d net) during the first quarter of 2000, and on an annual average basis was 230 mboe/d gross (115 mboe/d net). The development comprises seven initial fields -- Marnock, Machar, Mungo and Monan (BP operated) and Heron, Egret and Skua (Shell operated). We have no equity interest in the Shell-operated fields. This integrated development project includes central processing facilities over the Marnock field, a normally unmanned facility over the Mungo field and subsea facilities for the other fields linked back to the central facilities.

-- During 2000, we installed a new compression system on the Bruce field (BP 37% and operator) thus reducing the wellhead flowing pressure by 50% and ensuring that the field can maintain its capacity at 850 mmcf/d gross after seven years of production. Also during the year BHP developed the Keith oil field (BP 34.83%) using a subsea well and pipeline connected to the Bruce platform. At the end of the year the Bruce platform achieved a record production of 230 mboe/d gross owing to the impact of both projects.

-- The Harding field (BP 70% and operator) continued to produce at a plateau rate of 81 mb/d (gross). During 2000 the second satellite `North' was brought on stream at a rate of 17 mb/d (gross). This followed the successful development of the `South East' satellite in 1999. A programme of further infill drilling is planned in the central and south reservoirs during 2001 to fully exploit the oil reserves in place.

-- In the southern North Sea area, there were a number of satellite and infill wells drilled. There was one successful Indefatigable field well, and a North Davy satellite well (BP 22% and operator), which alone accessed 40bcf gross of gas. The Vixen Development (BP 50%) was completed ahead of schedule, and is producing at over 130 mmcf/d gross. During the year sanction was also given for development of the Hoton Field (BP 100%).

-- Work has begun to integrate the two terminals at Dimlington and Easington (BP 100% and operator). The $21-million Terminal Optimization Project will deliver environmental and safety improvements that will be required within the next 18 months. Similar safety and environmental improvements have been undertaken with the Renewal Project at the Bacton Terminal (BP 42% and operator).

-- Our southern North Sea operations have successfully integrated the ARCO properties that are being retained. We completed the European Commission mandated sale of the ARCO Thames and Murdoch field interests in April 2001.

-- Production from the Shearwater gas development (BP 28%) has been delayed owing to a potential well design problem, which is being investigated.

Rest of Europe

      Our Norwegian production declined from 108 mboe/d in 1999 to 95 mboe/d in 2000, with natural field declines offset in part by production from drilling programs begun during the year. Net production was 37 mboe/d from Draugen (BP 18.4%), 27 mboe/d from Valhall (BP 28.1% and operator), 16 mboe/d from Ula (BP 80% and operator) and 15 mboe/d from Gyda (BP 56% and operator).

      In the Netherlands, our net natural gas production decreased to 95 mmcf/d from 111 mmcf/d in 1999 but will be increased to exceed 100 mmcf/d in 2001. BP is continuing to expand its role in natural gas storage services with the production and downstream gas marketing businesses working in close co-operation on this. The Peak Gas Installation expansion came onstream in 2000 increasing capacity by 50% to 1,270 mmcf/d with the potential for further capacity increase.

Rest of World

      The Group's net share of oil production from the Rest of World decreased from 407 mb/d in 1999 to 390 mb/d in 2000. This excluded 185 mb/d from associated undertakings in 2000, of which 127 mb/d came from Abu Dhabi, where we have equity interests of 9.5% and 14.7% in onshore and offshore concessions expiring in 2014 and 2018, respectively. Other areas of oil production in 2000 were Australia, Argentina, Azerbaijan, Bolivia, Canada, China, Colombia, Egypt, Indonesia, Pakistan, Qatar, Russia, Sharjah, Trinidad and Venezuela.

      Our share of natural gas production from the Rest of World increased 21% from 1999, averaging 2,504 mmcf/d in 2000. In addition, in 2000 production from associated undertakings remained the same as in 1999 at 263 mmcf/d. The largest part of the 2000 production came from Trinidad and Tobago and Indonesia, with the remainder from Argentina, Australia, Bolivia, Canada, China, Colombia, Egypt, Pakistan and Sharjah.

      Development expenditure in the Rest of World (excluding pipelines) amounted to $1,274 million in 2000, compared with $956 million in 1999.

      In Canada overall production was 119 mboe/d, of which almost 85 %, 582 mmcf/d, was gas production. Development activities within Canada focused on opportunities to develop and expand within our existing core operating areas in the provinces of Alberta and British Columbia. During 2000 we drilled over 200 wells (gross), and added 49 mmboe of proved reserves. This more than replaced our 44 mmboe of production during the year. Significant activities include:

-- We acquired 169,000 acres of new mineral rights in the Western Canadian sedimentary basin during 2000.

-- Two major fields (Brazeau P-Pool and RCU #1) were converted from gas cycling schemes to full production during 2000.

--    Significant  development  drilling activity continued in our Kaybob,  Pine
      Creek,   Bigstone,   Windfall,   Wapiti,   Marten  Hills,   St.  Lina  and
      Kirby/Leismer production areas.

-- Infrastructure is being built to bring significant new discoveries at Weejay/Ojay in north east British Columbia on stream by late 2001.

-- Currently we are pursuing opportunities to develop tight gas reservoirs and coal bed methane, and completed the first four wells in our tight gas programme in the latter part of 2000.

      Significant activity in South America in 2000 included the following:

-- In Trinidad and Tobago, we hold a 100% interest in 121 tax and royalty licences. We also have a 70% interest in the block 5b production sharing contract. In October 2000, Repsol-YPF acquired a 10% minority shareholder interest in the BP Trinidad and Tobago LLC. The transaction with Repsol has created a new platform for BP's future gas growth in Trinidad by leveraging our upstream position in Trinidad for access to gas markets and growth opportunities in Spain. In addition, the transaction delivers opportunities to participate with Repsol-YPF in downstream gas and power joint ventures in Spain.

      Our Trinidad operations are in a transition from primarily oil to a balance of oil and natural gas activities with total BP hydrocarbon production during 2000 averaging 199 mboe/d net, an increase of 16 mboe/d from 1999. In 2000, gas production increased by 13% to 884 mmcf/d net, a result of increased demand due to the first full year of production from the Atlantic LNG plant operations.

      Drilling activity continued in the Mahogany field to develop additional natural gas and commenced in the Amherstia field with first gas production on line in the fourth quarter of 2000. This field will provide additional gas volumes to the Trinidad and Tobago market.

-- In Venezuela, in 2000 BP produced 46 mboe/d and high graded the portfolio from twelve assets to four core assets during the year. These four core assets are reactivation projects consisting of two operated properties and two non-operated properties under operating fee agreements to produce oil for the government oil company, PDVSA. In terms of acreage and production of lighter oils, BP remains the largest private oil company in Venezuela.

-- In Colombia, the development of the Cusiana/Cupiagua complex is nearing completion with the fields beginning to come off plateau. Production in 2000 was 52 mb/d net. Projects are underway to mitigate this natural decline -- these projects consist of Recetor, northern extension of Cupiagua, with Phase One granted commerciality and sanctioned during the year; an Early Production Scheme for Florena field was approved and on Niscota where an exploration contract was signed. Also during the year the rationalization of the portfolio was completed by the disposal of former Amoco and ARCO properties.

-- Through BP's equity-accounted investments in Empresa Petrolera Chaco S.A., (Chaco) (BP interest 30%) and our joint venture in Pan American Energy
      (PAE) (BP interest 60%) we are the second largest energy producer in the Southern Cone of South America after Repsol-YPF. In 2000, these entities produced 43 mb/d of oil and 210 mmcf/d of natural gas (net to BP) in Argentina and Bolivia. Chaco and PAE also have significant interests in natural gas liquids plants, oil and gas pipelines, electricity generation plants, and other midstream infrastructure.

-- In Argentina, a substantial gas expansion programme commenced in Gulfo San Jorge (BP 60%), complementing the oil production there, and a new plant was commissioned in the second quarter of 2000. In Northwest Argentina, new gas facilities in Acambuco (BP share 31.2%) were close to completion, with first sales due to commence in the first quarter of 2001. The construction of the Cruz del Sur pipeline (BP 18%) from Buenos Aires to Montevideo started near the end of 2000. This project will supply the Uruguyan market initially and is intended to be the first step to gaining access to the south east Brazilian market.

      Significant 2000 activity in Africa and the Middle East included the following:

-- In February 2000, BP and the Algerian state company, Sonatrach, agreed to go ahead with the development of seven gas fields in southern Algeria (BP 39%). The $2.5 billion development, known as the In Salah development, will supply the fast growing markets of southern Europe with some 320 billion cubic feet (bcf) annually. First deliveries are expected by 2003.

      The In Amenas contract between BP and Sonatrach became effective in August 1999. The project consists of the development of a wet gas field in south east Algeria and requires the construction of a 700 mmcf/d gas processing plant with associated gas, LPG and condensate export lines to tie into the existing Sonatrach transportation system.

      As part of the ARCO acquisition, BP acquired a 60% interest in a production sharing contract (PSC) with Sonatrach to implement an enhanced oil recovery (EOR) project on the Rhourde el Baguel field in eastern Algeria. The EOR project targets the recovery of an additional 500 mmb over the 25-year contract life. In 2000, prior to the ARCO acquisition, ARCO concluded a farmout of 40% of its interest to a wholly owned subsidiary of Sonatrach. The EOR project is in its first year of operation with gas injection facilities complete.

-- In Angola, the Girassol project has made good progress and is on track to produce first oil in the fourth quarter of 2001. Other non-operated activities include appraisal drilling and engineering studies for the large-scale Kizomba (Block 15 BP 27%), Dalia and Rosa (Block 17, BP 17%) developments. In the BP operated Block 18, the Greater Plutonio discoveries have confirmed the area as a major development prospect and a team is now in place to pursue development approval over the next 12-18 months.

-- In Egypt, our operations are carried out by the Gulf of Suez Petroleum Company (Gupco), a joint operating company with the Egyptian General Petroleum Company (EGPC). Gupco operates seven production sharing contracts in the Gulf of Suez and Western Desert, encompassing more than forty fields. During 2000, Gupco produced almost 220 mb/d (107 mb/d net), about 29% percent of Egypt's oil production, as well as 78 mmcf/d (37 mmcf/d net) of natural gas. In 1999, BP finalized an agreement with the Egyptian Government, which will help maintain investment in the country's mature Gulf of Suez oil fields. Under this agreement, BP will invest $450 million by 2005 to develop new reserves, maintain production, and prolong the life of the fields. Over $126 million of this spending had been completed by year-end 2000.

-- BP entered the Nile Delta in the early 1990's, in a variety of partnerships with AGIP, EGPC and others. The Ha'py and Baltim fields were brought on stream in early 2000 and the Temsah natural gas field is expected to start-up in early 2001. Collectively, we have agreements in place to supply 332 mmcf/d to the domestic Egyptian market from these and other Nile Delta fields. BP is the second largest acreage holder in the Nile Delta and has an active exploration programme to continue to grow this reserve base. In March 2001, BP, ENI and the Egyptian General Petroleum Company entered into an agreement providing for the building of a Liquefied Natural Gas (LNG) facility at the port of Damietta. Under the agreement BP and ENI will be the sole buyers of the LNG for subsequent sale into the Mediterranean markets. First delivery to market is scheduled for the second half of 2004.

-- In Iran, we are carrying out studies and appraisals in a number of areas including Ahwaz, south Pars and LNG. Depending on the outcome of the studies and appraisals, we may in future decide to make significant investments in Iran; however, we are not currently committed to any such significant investments.

      Significant 2000 activity in Asia (including the former Soviet Union) included the following:

-- BP, as operator of the Azerbaijan International Operating Company (AIOC), manages and has 34.1% interest in the Azeri-Chirag-Gunashli (ACG) oil fields in the Caspian Sea, offshore Azerbaijan. In 2000 ACG production exceeded 100 mb/d gross from the Chirag 1 platform. This is expected to increase to a plateau of over 120 mb/d by 2002 following sanction of an extended reached drilling programme in 2000. Several additional phases of development are planned. Detailed engineering work is in progress for the development of the central Azeri field.

-- In Indonesia BP is now the largest supplier of natural gas to Java. Our Indonesian production in 2000 was 13 mb/d of liquids, 262 mmcf/d of gas sold to the Bontang LNG plant and 154 mmcf/d sold domestically in Indonesia. Under the terms of the production sharing contract (PSC), reported production entitlement varies inversely with price in respect of costs being recovered which are fixed in $ terms; as prices decrease therefore, a higher entitlement is received. In 2000, adjusting the reported production to a mid-cycle price of $16 would have increased the reported production by 4 mboe/d. We operate the Wiriagar and Berau block fields in Irian Jaya that will provide the largest share of the gas feed to the Tangguh LNG project. In addition, the VICO (100% equally held by BP and Lasmo) operated Sanga Sanga PSC provides 30% of the gas feed into the Bontang LNG operation for export.

-- In China, we operate both the Yacheng-13 natural gas field and the Liu Hua Oil field, and are planning to commence production from the QHD field in the fourth quarter of 2001 (operated by CNOOC). Yacheng supplies 100% of the gas supply into Hong Kong Island where it is sold to Castle Peak Power Company (CAPCO) in a long-term contract. Excess gas and liquids are piped to Hainan Island where the gas is sold to the Fuel and Chemical Company of Hainan under a long-term contract.

      BP's Hedong Coal Bed Methane (CBM) project (BP 70% and operator) is located in the Ordos Basin Shanxii province, approximately 800km southwest of Beijing. BP has signed three production sharing agreements covering approximately 5,200 square kilometres. BP has drilled nine wells to date and currently has a five well pilot project on production. This is BP's first CBM project in China. BP (70% and operator) is partnered with Texaco and China United Coal Bed Methane Company (CUCBM), with CUCBM having the option to take a 51% interest after determination of commerciality, with the interests of BP and Texaco to be reduced proportionately.

-- In Vietnam, BP (26.7% and consortium leader) and partners had signed key elements of a $1.3 billion integrated gas project by the end of 2000 which will trigger construction of the Block 06.1 gas development and associated infrastructure in early 2001. This scheme will provide the basis for clean, reliable gas-fired power generation in southern Vietnam. First gas is planned for late 2002.

-- BP has a 10% equity interest (20% voting interest) in the Russian integrated oil company A O Sidanco (Sidanco). Sidanco was released from bankruptcy in January 2000 following repayment of all of its debts to its creditors. As of December 31, 2000 it was debt free and generating a profit.

Midstream Activities

Oil and Natural Gas Transportation

      The Group has direct or indirect interests in certain crude oil transportation systems, the principal ones of which are the Trans Alaska Pipeline System in the USA and the Forties Pipelines System in the UK sector of the North Sea. We also operate and have an interest in the Central Area
Transmission System for natural gas in the UK sector of the North Sea. Our onshore US crude and product pipelines and related transportation assets are included under Refining and Marketing. Our gas marketing business is described under Gas and Power.

-- The Trans Alaska Pipeline System (TAPS) consists of a 48-inch diameter crude oil pipeline running approximately 1,300 kilometres from Prudhoe Bay to a tank farm and marine terminal at the ice-free port of Valdez on Alaska's southern coast. Alyeska Pipeline Service Company operates the pipeline and terminal at Valdez. BP owns a 50% interest in TAPS, with the balance owned by six other companies. Each of the TAPS participants uses its undivided interest in TAPS as a common carrier, separately publishing tariffs and receiving tenders for shipments through its share in the capacity of TAPS, and paying its respective share of operating costs. At peak throughput, the TAPS system carried around 2 mmb/d. In 2000, TAPS transported production from Prudhoe Bay and the other North Slope fields averaging 1 mmb/d.

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

      US law dictates that only ships built and flagged in the US, and operated by US citizens, may transport cargoes between ports in the USA. Hence, BP has a chartered fleet of US-flagged tankers, all operated by Alaska Tanker Company, to transport Alaskan crude oil. BP Oil Shipping Company, USA also has entered into a contract for the construction new US built, double hulled tankers to replace Alaska Tanker Company tankers not having double hulls. The contract delivery dates of the new tankers will facilitate removal of the non-double hulled tankers from the US oil tanker trade ahead of deadlines imposed by the Oil Pollution Act of 1990. For discussion of the Oil Pollution Act of 1990, see Information on the Company -- Environmental Protection.

-- The Forties Pipeline System in the UK (BP 100%) is an integrated oil and natural gas liquids transportation and processing system that handles production from over 20 fields in the central North Sea. The system was upgraded in 1993 and has a capacity of more than 1 mmb/d. During 2000, average throughput was approximately 804 mb/d, compared with 943 mb/d in 1999. Substantial reductions in Volatile Organic Compound emissions have been achieved in 2000 following the completion of the Marine Vapour recovery system in 1999.

-- BP operates and has a 29.5% interest in the Central Area Transmission System (CATS), a 400-kilometre natural gas pipeline system in the central UK sector of the North Sea. The pipeline has a transportation capacity of
      1.7 billion cubic feet per day (bcf/d). It carries both proprietary and other companies' gas volumes to a natural gas terminal at Teesside, North East England. CATS offers its customers the choice of gas transportation services or transportation and processing via two 600 mmcf/d processing trains with the capability to deliver NGL for export or for local industry with gas entering the UK National Transportation System. In 2000 CATS handled throughput of 1.5 bcf/d.

-- BP, as AIOC operator, manages and has 34.1% interest in the Western Export Route Pipeline between Sangachal, which is near Baku in Azerbaijan, and Supsa on the Black Sea coast of Georgia. AIOC also operates the Azeri leg of the Northern Export Route Pipeline between Sangachal and Novorossiysk in Russia. The combined capacity of the pipelines is in excess of 200 mb/d. Negotiations with transit countries for the development of an additional export pipeline with a capacity of 1 mmb/d from Sangachal to Ceyhan on the Turkish Mediterranean coast were progressed. Transit agreements were completed with the governments of Azerbaijan, Georgia, and Turkey to support implementation of a 1 mmb/d pipeline from Baku to Ceyhan on the Turkish Mediterranean coast. Based on these agreements in October 2000, BP along with seven partners formed a consortium to promote development of the Baku-Tbilisi-Ceyhan (BTC) pipeline as the key long-term export route for oil from Azerbaijan. The additional export capacity provided would be expected to be largely taken by future production from ACG and other Azerbaijan developments.

-- In Alaska agreement was reached among the major North Slope gas resource owners (BP, ExxonMobil and Phillips) to form a joint gas pipeline project study team, headquartered in Anchorage. The key programme activities in 2001 will be conceptual design, project costing, permitting considerations, commercial structure, and overall viability. The focus will be on route evaluation and selection leading to a filing of applications with US and Canadian regulatory agencies. Construction was initiated on an $86 million gas-to-liquids demonstration unit, located in Nikiski, Alaska. This plant will utilize BP's compact reformer technology, enabling a significant improvement in gas-to-liquids commercial competitiveness. Plant start-up is on track for 2002.

Liquefied Natural Gas

       Within BP, the Exploration and Production business is responsible for the supply of Liquefied Natural Gas (LNG) and Gas and Power is responsible for the subsequent marketing and distribution of LNG (see details under Gas and Power -- International Gas and LNG Activities).

      In Trinidad and Tobago, we have a 34% interest in the first train of the Atlantic LNG plant and are the sole supplier of natural gas to this train, which commenced operations in February 1999. Year 2000 sales to the plant averaged 435 mmcf/d of gas and 1 mb/d of NGL. In the fourth quarter of 2000, government and partner approvals were obtained to expand Atlantic LNG by an additional two trains, through an investment of $900 million gross. BP has a minimum 38.3% interest in the second and third trains and will supply 50% of the gas for the second train and 75% for the third train.

      In Indonesia, the VICO (100% equally held by BP and LASMO) operations produced in excess of 1.2 bcf/d gas to supply the LNG plant at Bontang. Of this total, approximately 250 mmcf/d is the BP net share. VICO, as well as operating the extensive East Kalimantan pipeline network, is gas co-ordinator for all of the approximate 4 bcf/d gas feedstock to the Bontang facility and is technical advisor to PT Badak, the LNG plant operating company. Bontang, currently the world's largest LNG facility, consists of eight LNG trains with a nominal total capacity of 22.6 million tonnes per annum, with the possibility of expanding to a ninth train being considered.

      We have a 10% equity shareholding in the Abu Dhabi Gas Liquefaction Company (ADGAS), which in 2000 supplied 5.2 million tonnes of LNG.

      In Australia, our share of LNG produced from the North West Shelf natural gas development (BP 16.7%) remained in line with that of the previous year at
1.3 million tonnes.

                                  GAS AND POWER


      In September 1999, we announced the creation of a new Gas and Power business, which has been reported as a separate segment since January 1, 2000. The Gas and Power business was created to market our substantial natural gas reserves and to develop a leading gas and power marketing and trading business. Since its inception, we have been investing in both organizational capability and capital assets to grow this new business segment.

       The business is organized into three activities: gas marketing and trading; international gas and liquefied natural gas (LNG); and power activities. On January 1, 2001, the natural gas liquids (NGL) business, located in North America (USA and Canada), was moved to the Gas and Power business from Refining and Marketing. It will be included in the marketing and trading activities.

                                                                 Years ended December 31,
                                                                ------------------------
                                                                2000      1999       1998
                                                               -----     -----      -----
                                                                       ($ million)
Turnover ................................................     16,081     5,323      4,800
Total replacement cost operating profit .................        186       211         58
Total assets.............................................      4,511     1,682      1,614
Capital expenditure and acquisitions.....................        279        18         95

       Marketing and trading activities within the stream are focused on the relatively open and liberalized gas and power markets of North America, the United Kingdom and certain parts of the Rest of Europe, although elements of long-term gas contracting activity are also still included within the Exploration and Production stream. Our business is built on the foundation of our major gas supply reserves being within or in close proximity to these markets. As gas and power markets converge, our recent entry into power marketing and trading is a logical extension of our gas business. We market and trade BP and third party gas and, to a much lesser extent, power and related energy management services. Our NGL business, a part of our North America marketing and trading activities, is engaged in the processing, fractionation and marketing of ethane, propane, butanes and pentanes extracted from natural gas.

      International gas and LNG activities involve developing opportunities to monetize our upstream gas resources, and as such, are conducted in close
collaboration   with  the  Exploration  and  Production   business.  Our
international gas strategy is to capture a disproportionate share of growth in the international demand for gas and is focused on emerging markets, such as the Asia Pacific region, where substantial demand growth is expected. LNG activities are focused on the marketing and trading of BP and third party LNG. There is close linkage between the LNG supply activities in the upstream business and Gas and Power's LNG marketing and trading activities.

      In addition to power marketing and trading activities, we are involved in several gas-fired power generation projects. Our power strategy focuses on projects that either monetize our equity gas and/or cogeneration projects on Group sites that contribute additional value from the reduction of Group power costs and/or enable excess power to be sold.

Marketing and Trading Activities

       Our marketing and trading activities are concentrated in the markets of North America and the United Kingdom. Since the creation of Gas and Power, we have realized growth in gas sales volumes from 8.9 bcf/d in 1999 to 14.5 bcf/d in 2000. Much of this growth was realized in North America (76%) and the United Kingdom (15%).

                                                                Years ended December 31,
                                                                ------------------------
Gas sales volumes (a)                                           2000      1999       1998
                                                               -----     -----      -----
                                                              (thousand cubic feet per day)
UK.......................................................      2,526     1,693      1,910
Rest of Europe...........................................        178       167         72
USA......................................................      6,524     4,047      3,798
Rest of World............................................      5,243     3,023      2,739
                                                               -----     -----      -----
Total....................................................     14,471     8,930      8,519
                                                               =====     =====      =====

(a)    Includes marketing, trading and supply sales.

       Our policy toward natural gas price risk is described in Item 11 -- Quantitative and Qualitative Disclosures about Market Risk.

North America

      BP is the leading natural gas producer in North America, the world's largest natural gas market. We are building our gas and power marketing and trading business in North America upon this strong foundation. Our 2000 North American total gas sales volumes grew from 5.4 bcf/d in 1999 to 9.7 bcf/d in 2000. Of these volumes, 3.6 bcf/d (1999 3.0 bcf/d) were supplied from BP upstream producing operations. The sales volumes were a mixture of sales to end users, sales to trade counter parties and term sales. Additional volumes associated with `over the counter' transactions (OTC), NYMEX options, and futures (also known as financial trading activity) were a small proportion of total sales.

      Our North America gas marketing and trading strategy seeks to maximize returns from building a distinctive network of connected assets, customers and activities thereby optimizing our portfolio and supply chain management and adding value through trading. In support of this, during 1999, we announced the acquisition of ProGas, Canada's second largest natural gas aggregator. We have continued to make acquisitions with the September 2000 purchase of IGI Resources, a non-regulated marketer of natural gas to industrial customers in the Pacific Northwest. IGI is well located with respect to our upstream resources and provided access to some 575 customers and gas sales of 0.6 trillion British thermal units per day (Btu/d). We also purchased an 18.5% shareholding in GreenMountain.com, one of the premier green and clean energy consumer marketers in the United States with 135,000 customers in California, Pennsylvania, Connecticut and New Jersey.

       Marketing and trading of electrical power is a natural extension of our gas business. During 2000, we became a top ten trader of power on the West Coast of the United States.

      Effective January 1, 2001, the North American natural gas liquids (NGL) business was transferred from Refining and Marketing to Gas and Power. This transfer recognizes that NGL are an integral part of the overall gas value chain and will also take advantage of our gas marketing and trading skill base in North America. The majority of BP's NGL is marketed on a wholesale basis under annual supply contracts that provide for price redetermination based on prevailing market prices. Sales volumes of NGL averaged 324,000 b/d (1999 319,000 b/d). NGL is also supplied to our chemical and refining activities. We operate and/or own natural gas processing facilities across North America with a total capacity of over 12 bcf/d. We own or have an interest in five fractionator plants in Canada and the United States. Two of these are located in Canada in Forst Saskatchewan, Alberta and Sarnia Ontario, and three are located in the United States in Hobbs, New Mexico, Baton Rouge, Louisiana and Mont Belvieu, Texas. During 2000, additional gas processing capacity came on stream in Western Canada to support the growth of our natural gas production in Alberta, as well as BP Chemicals' activities in the province.

United Kingdom

      The gas market in the United Kingdom is significant in size and is one of the most progressive in terms of deregulation when compared with other European markets. BP is the largest producer of natural gas in the UK. Our Gas and Power business is conducted there through BP Gas Marketing Limited, a gas and power marketing and trading company and through BP Energy Limited, a company that provides energy management and combined heat and power (CHP) development services to UK industrial and commercial customers. Total gas sales have grown in the UK from 1.7 bcf/d in 1999 to 2.5 bcf/d in 2000. Of these volumes 1.7 bcf/d (1999 1.3 bcf/d) were supplied from our upstream producing operations. Some of the gas is sold under long term gas supply contracts to customers such as Centrica. However, the majority of gas sales are to commercial and industrial customers, power generation companies and via long-term supply deals with other gas wholesalers. We also trade physical gas on the UK spot market.

       This year we launched `IdEA', a total energy management service targeted at larger commercial and industrial customers and have had initial success with customers such as GM, Nestle, Ford and others. We also established a contract this year to provide emissions credit management services to IMERYS.

       We have a 10% interest in the Interconnector, a 1.9 bcf/d, 240-kilometre, 40-inch sub-sea natural gas pipeline between Bacton in the UK and Zeebrugge in Belgium, which effectively links the gas markets of the UK and Continental Europe.

Rest of Europe

       We are beginning to build a gas and power marketing and trading business in Northern and Southern Europe. Our interest in the European market is driven by the size and growth potential of the market, deregulation and the proximity of BP gas supplies.

      In Northern Europe, we have a 25.5% interest in Ruhrgas, Germany's largest gas transmission and distribution company. In October 1999, we commenced a 15-year contract to supply 15 billion cubic metres of natural gas to Ruhrgas. This gas is supplied to Ruhrgas from the UK via the Interconnector. In addition, during 2000 we established a marketing office in Rotterdam and commenced marketing activities in the Netherlands and Belgium. BP's sales volumes in Northern Europe were not significant by the end of 2000.

       In Southern Europe, our activities in 2000 were largely focused in Spain, a gas market that has been projected to double in size from 1999 to 2006 and which has generally been liberalized more quickly than many other EU countries. We were the first foreign company to secure a licence permitting us to market natural gas to industrial consumers outside the former monopoly, and by the fourth quarter of 2000 had secured some 7% of the eligible industrial market. In December 2000, we applied for and were awarded a further licence to market power. In the summer of 2000, with BP's oil marketing business, we launched BP Energia, an on-line integrated offer of energy products and services to customers.

International Gas and LNG

       Our international gas and LNG activities are focused on developing worldwide opportunities to capture international gas growth and to monetize our upstream gas resources.

      Construction is underway on the Bahia de Bizkaia project in Bilbao, Spain, an integrated 2.75 billion cubic metres per annum (bcma) LNG import/regasification and 800 megawatt combined cycle, gas-fired power generation facility. BP has a 25% equity share in the facility and BP equity gas from Trinidad and Tobago will supply the facility. After regasification of the LNG, approximately 40% of the gas will feed the power plant, while the remaining gas will be fed into the local natural gas distribution system.

      China is another area of activity. Currently, gas meets only two percent of China's energy needs, but this is expected to increase to between seven and eight percent by 2010. BP announced in March 2000 that it had plans to form a natural gas marketing joint venture with PetroChina aimed at supplying the rapidly growing energy markets of eastern China. The two companies intend to co-operate in building infrastructure, potentially including an LNG terminal and to supply imported and domestic gas to the regions around Shanghai and the Yangtze River Delta. The alliance additionally allows BP involvement in the West-East China gas pipeline and, longer term, the potential to market gas from East Siberia where BP has an interest in the substantial Kovyktinskoye field. Both these options are subject to feasibility studies and appropriate approvals. In August 2000, we signed a joint venture framework agreement with PetroChina for gas marketing in the East China provinces of Anhui, Jiangsu, Zheijiang and the Shanghai municipality. We are one of the four bidders for China's Guangdong LNG regasification terminal. In March 2001, BP was selected to enter into exclusive negotiations to secure the position as the foreign partner in the joint venture tasked to develop China's first LNG import terminal.

  We recently entered into a long term gas sales agreement to supply and deliver
33.6 trillion Btu per year of gas for 20 years in the form of LNG to AES for their power projects in the Dominican Republic in the Caribbean, beginning mid 2002. This is the first BP branded LNG sale with no assigned reserves.

      We were one of three successful bidders for LNG tanker offloading capacity at the Cove Point import facility in Maryland on the Eastern seaboard of the USA. We obtained access to 250 mmcf/d of Cove Point's capacity. The terminal is expected to be in operation in 2002. Cove Point will provide an important access point for bringing our LNG supplies into the US market.

      In July 2000, we ordered two LNG tankers from Samsung Heavy Industries in Koje, South Korea. The order, worth in excess of $300 million, includes an option to purchase three additional ships. Delivery on the first is expected in 2002 and on the second in 2003. These LNG ships will be owned and operated by BP Shipping and will provide valuable LNG transportation capacity. Capital expenditure on the LNG tankers in 2000 was $130 million.

       As described under the heading `Exploration and Production, Midstream activities -- liquefied natural gas', our major LNG supplies are from Trinidad and Tobago, VICO in Indonesia, ADGAS in Abu Dhabi and the Northwest Shelf in Australia.

Power Activities

     In addition to power marketing and trading, we are currently involved in four power generation construction projects. We primarily participate in power projects that support monetization of our equity gas and cogeneration projects on BP sites that are advantaged by the existence of gas-to-power capabilities, for example in connection with chemical manufacturing. Three of the projects are described below, while the fourth project, the Bahia de Bizkaia project in Bilbao, Spain, is covered under the description of International Gas and LNG, as it is primarily a gas monetization project.

       Capital expenditure in connection with our power generation projects totaled $77 million in 2000, and is expected to increase to $196 million in 2001 as we work to bring each plant on line.

      We  have  announced  plans  at BP's  largest  refining  and  petrochemical complex, located in Texas City, Texas, for the South Houston Integrated Site Cogeneration project. BP will have 90% ownership of this 820 MW cogeneration plant, which will provide low cost steam, power and process heat to our refining and chemicals businesses. The project will provide improved generation efficiency, reduced power costs and reduced nitrogen oxide emissions at the site. BP will supply gas to the plant and its excess generation capacity will be used to support power marketing and trading activities.

       At the BP Chemicals' site in Baglan, south Wales, General Electric is testing and commercializing the world's largest single gas turbine in a 500 MW combined cycle cogeneration project. The plant will provide both steam and electricity to BP Chemicals, reducing site energy costs. BP will provide gas to the power plant under a 15-year contract and will market the surplus power from the plant to local industrial users.

      In December, our power plant project at Great Yarmouth in the UK entered its commissioning phase. This project is a 400 MW gas-fired plant, which will be operated as a merchant plant, i.e. that it sells to `spot' customers without any long-term contracts, and BP is expected to provide gas to the plant. While initially BP owned 60% of this project, BP is now the sole owner as a result of the ARCO acquisition. Capital expenditure at Great Yarmouth in 2000 was $60 million (1999 $20 million and 1998 $20 million).

                             REFINING AND MARKETING

     Our Refining and Marketing business is responsible for the supply and trading, refining, marketing and transportation of crude oil and petroleum products to wholesale and retail customers. Until December 31, 2000, it was also responsible for the wholesale marketing of natural gas liquids (NGL) in the USA and Canada, which was transfered to the Gas and Power stream on January 1,2001. BP markets its products in over 100 countries. It operates primarily in Europe and North America, but also markets its products across South America, Australasia and in parts of South East Asia and Africa.

                                                                 Years ended December 31,
                                                                ------------------------
                                                                2000      1999       1998
                                                               -----     -----      -----
                                                                       ($ million)
Turnover (a).............................................    112,815    62,893     48,437
Total replacement cost operating profit..................      3,908     1,840      2,564
Total assets.............................................     47,879    27,248     21,029
Capital expenditure and acquisitions.....................      8,750     1,634      1,937
                                                                      ($ per barrel)
Global Indicator Refining Margin (b).....................       4.22      1.24       2.10
----------

(a) Excludes BP's share of joint venture turnover of $13,112 million in 2000, $17,117 million in 1999, and $15,080 million in 1998.

(b) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

     There are four key components of the Refining and Marketing stream each with its own focus and strengths. In refining, the focus is on top-quartile performance and integration across the Group; to measure this we primarily use the regional refining surveys by Solomon Associates to assess our competitive position against benchmarked industry measures such as costs per barrel. In retail, the focus is on high-growth geographical areas and customer segments through the convenience-store market. In lubricants, Castrol and BP are leading brands, giving increased access to growth in both margin and volume. Finally, the stream's commercial and industrial activities, such as aviation, are being refocused into customer-focused business segments to capture margin and growth.

      Refining and Marketing manages a portfolio of assets which we believe are competitively advantaged across the chain of downstream activities. Such advantage may derive from several factors, including location, operating cost and physical asset quality.

     The merger of BP and Amoco on December 31, 1998 and the acquisitions of ARCO, Burmah Castrol and the ExxonMobil interest in the fuels business of the BP/Mobil European joint venture in 2000 substantially strengthened our position in refining and marketing. We are one of the leading refiners and marketers of gasoline and hydrocarbon products in the USA. We have extensive retail and commercial businesses in the UK, the Rest of Europe, Australasia, Africa and South East Asia. Worldwide, BP continues to be a leading marketer of fuels, served by a refining network with key refineries among the top performers in their regions.

      During 2000, the acquisitions of ARCO and Burmah Castrol added approximately 26,000 employees to the refining and marketing business. This increase was partly offset by the integration and rationalization of business activities during the year which resulted in some 3,600 employees leaving. The overall effect of the activity in 2000 was to increase employee numbers from 45,250 at the start of the year to 67,700 at the year end.

       In December 1999, we agreed with ExxonMobil the principles under which the BP/Mobil European joint venture would be dissolved in response to the European Commission's authorization of the Exxon and Mobil merger. Within the joint venture BP operated and had a 70% interest in the fuels refining and marketing operation, and ExxonMobil operated and had a 51% interest in the lubricants business. Under the agreement BP purchased ExxonMobil's 30% interest in the fuels business for $1.5 billion with effect from August 1, 2000. In addition, the two companies divided the assets of the lubricants business broadly in line with their equity stakes (Mobil 51%, BP 49%). This dissolution was substantially completed in 2000, thus increasing BP's share of all European markets where the fuels joint venture was active. ExxonMobil retained ownership of their Gravenchon (France) lubricants refinery, and acquired BP's share in the Dunkerque (France) base oil refinery. BP retained ownership of the Neuhof (Germany) lubricants refinery.

Refining

       Our key objective is to operate a refining system more profitably than those of our competitors. We constantly review our refineries in terms of advantaged characteristics and dispose of those which do not meet the criteria. Advantaged characteristics relate to supply -- the refinery's geographic position in relation to the market; clean fuels -- how the refinery supports our clean fuels strategy; and integration value -- how the refinery adds value by virtue of integration with other parts of the Group's business. We believe that one result of pursuing this objective will be the reduction in the ratio between our own refining supply and the volumes we market to roughly 60-70%, from the level of around 90% existing in 1999. In addition to applying the criteria relating to advantaged characteristics, BP's strong focus on reducing operating costs and optimizing yields will continue.

     Our refineries are integrated with our global supply and trading activities. An internal measure which we use to target and monitor performance in this area is commercial performance, measured in cents per barrel. This is the aggregate incremental income resulting from optimization of refining's crude and product slates under prevailing oil market price structures and taking into account sustainable operational improvements.

      Commercial performance has provided over $0.23 per barrel of new value each year since 1998. This is incremental commercial performance over and above the previous year. Applying a simple rule of thumb, a $0.01 per barrel commercial performance improvement equates to about $8 million of costs. We believe that the tight integration of our trading and supply activities is the main reason we can realize this premium.

     Consistent with our assessment of advantaged characteristics, we sold the Alliance refinery in Louisiana, USA, in September 2000. In addition, BP's 30% ownership in its Singapore refinery, along with three wholly-owned US refineries, Salt Lake City (Utah), Mandan (North Dakota), and Yorktown (Virginia), and their associated facilities, have been offered for sale. We are targeting to complete the sales process in 2001. This will reduce our gross crude distillation capacity to 2,913 mb/d.

       Through the combination with ARCO, BP acquired full ownership of ARCO's Carson (California) and Cherry Point (Washington) fuels refineries. In addition, BP owns and operates three further US fuels refineries at Texas City (Texas), Whiting (Indiana), and Toledo (Ohio).

       BP operates seven European fuels refineries. These are Bayernoil (Germany), Castellon (Spain), Coryton (UK), Grangemouth (UK), Lavera (France), Mersin (Turkey) and Nerefco (the Netherlands). All the refineries are wholly owned by BP, except for Bayernoil, Mersin, and Nerefco where BP's interest is 55%, 68%, and 69%, respectively. Additionally, BP has a 17% interest in the Reichstett refinery in France, with the other shareholders being Total 18%, and Shell, its operator, 65%.

      In the rest of the world BP operates three principal refineries: at Brisbane and Kwinana in Australia, and Singapore. BP has a 50% interest in the Durban refinery in South Africa, which is operated by our partner Shell, and a 24% shareholding in the New Zealand Refining Company which is publicly listed on the New Zealand stock exchange.

       The following tables set out by area the crude oil and other feedstocks processed in the years 1998 through 2000 by the BP Group for its own account and for third parties, and for the Group by other refiners under processing agreements, and the Group's refinery capacity utilization.

                                                                 Years ended December 31,
                                                                 ------------------------
Refinery throughputs                                            2000      1999       1998
                                                               -----     -----      -----
                                                                (thousand barrels per day)

United Kingdom (a).......................................        324       271        296
Rest of Europe (a).......................................        602       540        551
United States............................................      1,625     1,340      1,489
Rest of World............................................        365       371        362
                                                               -----     -----      -----
                                                               2,916     2,522      2,698
For BP by others.........................................         12        19         13
                                                               -----     -----      -----
Total....................................................      2,928     2,541      2,711
                                                               =====     =====      =====

Refinery capacity utilization
Crude distillation capacity at December 31, (a) (b)......      3,203     2,801      2,815
Crude distillation capacity utilization (c)..............        95%       95%        94%

----------


(a) Includes the BP share of the BP/Mobil European joint venture until August 1, 2000.

(b) The crude distillation capacity figures are based on gross rated capacity which assumes no loss of capacity due to shutdowns. The figures for 2000 reflect the unwinding of the BP/Mobil European joint venture, Alliance refinery sale, and acquisition of ARCO refineries. The figures for 1998 reflect the disposal of the Lima refinery in mid-1998.

(c) Crude distillation capacity utilization is defined as the percentage utilization of capacity per calendar day over the year after making allowances for average annual shutdowns at BP refineries (net rated capacity).

      In 2000, we operated our refineries in the USA at an average of 97% of net rated capacity (1999, 95% and 1998, 95%), our European refineries at 96% (1999, 94% and 1998, 95%) and our refineries in the rest of the world at 87% (1999, 96% and 1998, 89%).

      Deeper integration between Refining and Marketing and Chemicals is key to increasing profitability and strengthening our relative competitive position. In November we announced the formation of the South Houston Integrated Site, an organizational structure which encompasses our operations at the Chocolate Bayou chemical plant, the Texas City chemical plant, the Texas City refinery, chemical operations at Cedar Bayou and Stratton Ridge, and BP's assets at the Sterling Chemicals' site in Texas City. The South Houston Integrated Site organization will enable BP to capture the efficiencies and synergies from operating these manufacturing facilities as one integrated site in a similar way to that at Grangemouth.

      In 2000 we completed construction of a project at the Brisbane refinery, Australia enabling the production of low sulphur fuels, starting October 2000. Capital expenditure at the refinery in 2000 was $110 million (1999 $50 million and 1998 $20 million). The Toledo refining repositioning project was completed in 1999. Capital expenditure on this project was $50 million in 1999 (1998 $130 million). Planned investment on clean fuels in European refineries is expected to be approximately $0.3 billion in the next four years, with a similar total in the US.

      In 2000, emissions of greenhouse gases (primarily carbon dioxide) were reduced by more than 5% compared with 1998, primarily through operational actions, including approximately 2% since 1999. Additional reductions are planned through continued energy efficiency improvements and participation in the internal BP trading programme.

Marketing

      Marketing   comprises  three  business  areas:   Retail,   Commercial  and
Industrial, and Lubricants. We market a comprehensive range of refined oil products worldwide. These products include gasoline, gasoil, marine and aviation fuels, heating fuels, LPG, lubricants and bitumen.

       The following table sets out refined product sales by area. A significant increase in sales was achieved in 2000 as a result of the acquisition of ARCO and ExxonMobil's interests in the BP/Mobil European fuels business during the year.

                                                                 Years ended December 31,
                                                                 ------------------------
Sales of refined products (a)                                   2000      1999       1998
                                                               -----     -----      -----
                                                                (thousand barrels per day)
Marketing sales:
  United Kingdom (b)(c)..................................        256       235        261
  Rest of Europe (b).....................................        901       794        769
  United States..........................................      1,937     1,542      1,504
  Rest of World..........................................        662       615        603
                                                               -----     -----      -----
Total marketing sales (d)................................      3,756     3,186      3,137
Trading/supply sales (d).................................      2,103     1,816      1,665
                                                               -----     -----      -----
Total refined products...................................      5,859     5,002      4,802
                                                               =====     =====      =====
                                                                     ($ million)
Proceeds from sale of refined products (b)...............     79,171    44,248     44,446

----------

(a)   Excludes sales to other BP businesses.

(b) Includes the BP share of the BP/Mobil European joint venture until August 1, 2000.

(c) UK area includes the UK-based international activities of Refining and Marketing.

(d) Marketing sales are sales to service stations, end-consumers, bulk buyers, jobbers and small resellers. Trading/supply sales are to large unbranded resellers and other oil companies.

      The following table sets out marketing sales by major product group:

                                                                 Years ended December 31,
                                                                 ------------------------
Marketing sales by product                                      2000      1999       1998
                                                               -----     -----      -----
                                                                (thousand barrels per day)
Aviation fuel............................................        474       366        292
Gasolines................................................      1,505     1,298      1,256
Middle distillates.......................................        939       765        796
Fuel oil.................................................        338       319        322
Other products...........................................        500       438        471
                                                               -----     -----      -----
Total marketing sales ...................................      3,756     3,186      3,137
                                                               =====     =====      =====

       In marketing our aim is to grow our customer base, both in existing and new markets -- in terms of attracting new customers and by covering a wider geographic area. We are aiming at increasing our per-customer revenue by attracting retail customers to spend more in convenience stores and business customers to spend more on value-added services and solutions.

      Our objective is to create a more capital-efficient, higher-return business by differentiating where we choose to invest directly from where we seek to invest through partners. In addition we recognize that our customers are demanding a wider choice of fuels, particularly fuels that are cleaner and more efficient.

Retail

       In retail, we differentiate between two distinct segments: a fuels segment in which we distribute fuel to retail customers through dealers and jobbers, and a convenience segment, incorporating an integrated fuel and convenience store offering, the operation of which will either be directly managed or franchised. We plan to concentrate investment primarily in developing additional store space on existing real estate in our core metropolitan markets.

                                                                 Years ended December 31,
                                                                 ------------------------
Shop sales (a)                                                  2000      1999       1998
                                                               -----     -----      -----
                                                                        ($million)
UK.......................................................        357       265        231
Rest of Europe...........................................        663       569        513
USA......................................................      1,251       542        543
Rest of world............................................        353       365        356
                                                               -----     -----      -----
Total....................................................      2,624     1,741      1,643
                                                               =====     =====      =====
Direct -- managed........................................      1,397       994        991
Franchise................................................      1,154       707        626
Shop alliances...........................................         73        40         26
                                                               -----     -----      -----
Total....................................................      2,624     1,741      1,643
                                                               =====     =====      =====


(a) Shop sales reported are sales through direct managed stations, franchisees and the BP share of shop alliances and joint ventures. Sales figures exclude sales taxes and lottery sales but include quick service restaurant sales. The sales include the BP share of the relevant sales within the BP/Mobil European joint venture, until August 1, 2000.

       Our  retail  network  is   concentrated  in  Europe  and  the  USA,  with
established operations in Australasia and Southern Africa. We are developing networks in China, Poland, Russia and Venezuela.

      During 2000 we launched a retail strategy that builds on our advantaged locations, strong market positions and brand that will offer our customers cleaner fuels, a wider range of services and a distinctive food offer. The opening of the first 'BP Connect' site reflecting the new brand image, site design and offer took place in London during December, 2000, and by the end of the year four 'BP Connect' sites were in operation. During 2001, the business focus will be on rolling out the new brand image, site design and offer principally in designated metropolitan markets in the USA and the UK. We expect to open around 320 new 'BP Connect' sites in 2001.

      At the same time as we are rolling out the new convenience offer, we continue to improve the efficiency of our retail network by reducing operating costs through a process of regularly reviewing the network. Actions taken during 2000 have included divesting sites and networks, principally in those markets where our growth will be focused on a fuels only offer delivered through dealers and jobbers. Alongside this activity, we have continued to upgrade existing sites and invest in new sites, principally in markets where we believe there is growing demand for our full convenience offer. This strategy is applied to all our retail networks, including those that were operated for part of the year within the BP/Mobil European joint venture. At December 31, 2000, there were approximately 29,000 BP, Amoco and ARCO branded service stations worldwide. This number is expected to decline over the next few years.

      During 2000 we continued implementation of two major environmental initiatives. In 1999 we announced our 'Clean Cities' initiative to market cleaner fuels in some of the world's most polluted cities by the end of 2000. During 2000 we launched this initiative in 41 major cities around the globe to bring the total number of cities covered by the year end to 56. We also announced in 1999 a programme to incorporate solar power into our service stations. By the end of 2000 over 200 service stations had been fitted with solar panels having a total power capacity greater than 3.5 MW.

      At December 31, 2000, BP's retail network in the USA comprised about 17,300 service stations of which approximately 11,900 were jobber owned. Acquisition of ARCO during the year has added about 1,800 service stations and convenience locations on the West Coast to the existing networks, which are concentrated mainly in the Midwest, East and Southeast. Developments in the USA during 2000 included the divestment of about 360 service stations in line with the strategy to concentrate ownership of real estate in markets designated for development of the convenience offer.

      In the UK and the Rest of Europe, BP's network comprised about 7,900 service stations at December 31, 2000. We continued to expand our joint venture agreement with Safeway p.l.c. in the UK and have now redeveloped 51 sites incorporating a Safeway convenience store. In France, we continued to implement co-operative retailing arrangements with our partner Huit a Huit, and opened a further 17 stores in this format during 2000 bringing the total to 50. In Poland and Russia, we continued to expand our retail network, with the addition of a further 26 retail sites during 2000 giving a total of 161 in these countries.

      At December 31, 2000 BP's retail network in the rest of the world comprised some 3,800 service stations. Our established networks are primarily in Australia, New Zealand, Southern Africa and South East Asia. In addition BP now has some 146 branded sites in Poland, Venezuela, China and Japan where we are expanding networks. During 2000 as part of our strategic alliances in China BP has agreed with Sinopec in principle to form a joint venture to acquire, revamp or build 500 fuels service stations in the Zhejang Province, East China. The dual-branded service stations will sell gasoline produced by Sinopec and sell other petroleum products supplied by each partner. In addition BP has agreed with PetroChina in principle to build a fuels marketing business in China's coastal provinces with the prospect of further expansion into other regions. Including some existing sites, the companies aim to build or acquire 150 service stations in the first year of operation, and to maintain that momentum towards building a significant retail presence within five to seven years.

Commercial and Industrial

       In our Commercial and Industrial business we aim to attract more customers through innovation in multi-product offers and cleaner fuels, packaged with a range of value-added services and solutions, thus aiming to increase customer spend and growth in volumes at above the rate of market growth. For example, our offer to Commercial and Industrial customers has expanded to include BP's leading edge risk management services with a complete line of clean fuels and energy saving lubricants. Our Commercial and Industrial business operates in Australasia, Europe, Southern Africa and the USA. This business includes the supply of fuel, LPG, and bitumen to industrial and domestic users. In 2000, our business grew through the acquisition of ARCO, the ExxonMobil share of the BP/Mobil European fuels business and the creation of bpdirect.com, an e-commerce web site for US customers coast to coast.

       Our aviation business sells jet and other aviation fuels to airlines and general aviation customers as well as providing technical services to airlines and airports. In 2000, BP's aviation business purchased a turbine lubricants business to further expand our customer offer. During the last few years, the aviation business has strengthened its position in established markets and pursued opportunities in new or emerging markets. The business now markets in approximately 95 countries and is the third largest jet fuel supplier globally.

Lubricants

      We manufacture and market lubricant products and also supply related products and services to business customers and end-consumers in over 60 countries directly, and to the rest of the world through local distributors. Our business is concentrated on the higher value sectors of automotive lubricants, especially in the consumer sector, but also has a strong presence in commercial sectors such as marine and specialized industrial segments.

       Our Lubricants business was transformed during 2000 by the acquisition in July of Burmah Castrol, which has operations in over 50 countries and has the world's leading automotive lubricants brand. During the year, the BP/Mobil European joint venture was dissolved with BP resuming operation of business in line with our 49% share of the lubricants business. We have four major brands under our control (BP, Castrol, Duckhams and Veedol).

       Our lubricants business is organized by market segment. The main characteristics of each part of the business are as follows:

      Consumer markets: We supply lubricants, other products and related business services to intermediate customers (e.g. retailers, workshops) who in turn serve end-consumers (car, motorcycle, leisure craft owners) in the mature markets of Europe and North America and also in the fast growing markets of the developing world (Asia, India, Middle East, South America and Africa). The Castrol brand is recognized worldwide and we believe it provides us with a significant competitive advantage.

       Commercial vehicle and general industrial markets: We supply lubricants and lubricant related services to automotive manufacturers and other industrial customers.

       Marine market: We supply lubricants and fuels, on a global basis, to major shipping companies as well as to small fishing vessel operators. We are the leading global participant in the marine lubricants market and operate a network of offices and supply points in more than 900 ports across 90 countries. During 2000, we formed an innovative global strategic partnership `Marine Alliance' with Unitor, a major supplier of marine consumables, to supply a full range of products and services to marine customers. This partnership is targeting market growth while enabling costs to be eliminated.

       Specialist industrial market: We supply metalworking fluids and lubricants alongside a range of business services, such as fluid management, to the metal component manufacturing sector. We also have a significant high performance industrial lubricants business in some key markets.

Supply and Marketing of NGL

      As of January 1, 2001, our NGL business was transferred to the Gas and Power stream and the activities are described in the Gas and Power section under the heading 'Marketing and Trading Activities -- North America'.

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

Transportation

       Our Refining and Marketing business owns, operates or has an interest in extensive transportation facilities for crude oil, refined products and petrochemical feedstocks in the US. It also has interests in a number of crude oil and product pipelines in the UK and the Rest of Europe.

       We transport crude oil to our refineries principally by ship and through pipelines linking our refineries with import terminals. We have interests in seven major crude oil pipelines in the UK and the Rest of Europe and thirteen in the USA.

       Bulk products are transported between refineries and storage terminals by pipeline, ship, barge, and rail. Onward delivery to customers is primarily by road. We have interests in nine major product pipelines in the UK and the Rest of Europe and six in the USA. We also have interests in a major natural gas pipeline, four NGL pipelines, and many smaller pipelines. In total, we have interests in some 36,000 kilometres of pipeline, of which about three-quarters are located in North America.

      In March 2000, BP acquired an additional one-third interest in Destin Pipeline LLC in the Gulf of Mexico increasing our ownership to two-thirds. We assumed operatorship in July, and will assume control over commercial activities in January, 2002.

      In May 2000, BP acquired several transportation assets of ARCO Pipeline Company (as part of the ARCO acquisition) including refined products, chemicals, NGL and selected crude oil pipelines. In 2000, BP acquired ownership interests in Olympic Pipeline LLC, a former ARCO refined products joint venture pipeline serving Seattle, Washington and Portland, Oregon. We purchased a further 25% in July giving us 62.5% ownership of Olympic and assumed operatorship.

       In November 2000, BP sold its carbon dioxide transportation assets in West Texas to Occidental Petroleum.

Shipping

       BP Shipping owns or operates an international fleet of crude and product tankers and LNG carriers carrying cargoes for the Group and for third parties. It also offers a wide range of services to Group and third party marine customers.

       At December 31, 2000 the Group owned an international fleet of four Product Carriers, totalling approximately 0.15 million deadweight tons (dwt). It also had an interest in six LNG carriers which are dedicated to transportation of Australian North West Shelf LNG.

       Excluding BP companies in the USA, the Group had eighteen tankers (eight Very Large Crude Carriers (VLCCs), eight Medium Crude Carriers and two Product Carriers) totalling approximately 3.57 million dwt, on long-term charter at December 31, 2000.

      BP companies in the USA had 26 tankers (two VLCCs and 17 Medium Crude Carriers and seven Product Carriers), totalling approximately 2.72 million dwt on long-term charter along with five barges, and five other barges on short-term charter. Four of the Medium Crude Carriers, totalling 0.65 million dwt, were in temporary lay-up at the end of 2000.

       In addition, a large number of small vessels are used by Group companies around the world.

       BP has contracted to bareboat charter two more Product Carriers for delivery in 2001 and to build three Medium Crude Carriers for delivery between 2003 and 2005.

                                    CHEMICALS

       Our Chemicals business is a major producer of petrochemicals through subsidiaries and associated undertakings. BP has operations principally in the USA and Europe, and increasingly in the Asia-Pacific region. Chemicals is also responsible for the supply, marketing and distribution of chemical products to bulk, wholesale and retail customers.

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                2000      1999       1998
                                                               -----     -----      -----
                                                                        ($ million)
Turnover (a).............................................     11,247     9,392      9,691
Total replacement cost operating profit .................        760       686      1,100
Total assets.............................................     13,674    13,021     12,562
Capital expenditure and acquisitions.....................      1,585     1,215      1,606
                                                                         ($/tonne)
Chemicals Indicator Margin (b)...........................        121(c)    114        139

(a) Excludes BP's share of joint venture turnover of $67 million in 2000, nil in 1999 and 1998.

(b) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on a market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broader range of products than our previous indicator. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(c) Provisional. The data for the current year is based on eleven months of actual data and one month of provisional data.

      Chemicals margins are largely cyclical in nature and in 2001, the chemical industry's external environment is expected to continue to be under pressure. The external drivers of our results in 2001 are expected to be market demand levels, new industry supply starting up and pressures on feedstock prices.

       Our strategy is to create competitive advantage in petrochemicals through adding value to Group hydrocarbons, industry cost leadership, world-leading technology, strong market positions, and a bias to high growth products.

       The Chemicals portfolio comprises three main sectors:

       Aromatics and Derivatives. In this sector our strategy is focused on extending current leading global positions, with new capacity and increased leadership in technology.

      Olefins and Polymers. This sector will be repositioned during 2001 with the proposed deals with Solvay and an increased share of Erdolchemie. Combined with the Appryl transaction in 2000; we expect these steps will take us into a position among the global market leaders. For management purposes the Olefins and Polymers sector is split into two geographic regions; Europe, Africa and the Middle East and the Americas and Asia.

      Intermediates. In this sector we offer a distinctive portfolio with leading technologies. Our investment will be in growth markets and will be supported by active portfolio management beginning with the divestment of the Fabrics and Fibres and the Plastic Fabrication Group (the Fabrications busineses).

       The portfolio is underpinned by five strategic tenets:

      Adding value to BP Group hydrocarbons. As the petrochemicals arm of an 'oil major', this is a key element of our competitive advantage, notably by combining feedstock, refining and chemical processing across large integrated sites/sytems. An example of this is in the Houston area where pipelines and a single management structure allow us to operate four, previously separate, sites as a single-system, the South Houston Integrated site.

      Industry cost leadership. Increasing competitive pressures in the chemicals industry require an enduring focus on cost reduction and we have made cost management an ongoing part of our business. We plan to aggressively reduce underlying costs in 2001 through a number of targeted actions e.g. lower costs from more efficient procurement, reduced waste in our conversion processes and the application of new technology. We also intend to manage costs structurally, by focusing our investment on a limited number of world-class manufacturing sites. By limiting the number of sites, we benefit from increased economies of scale and integration of chemical operations along the various value chains associated with our portfolio.

      World  leading   technology.   We  believe  technology  will  continue  to
distinguish the most successful companies from their competitors. Leading technology makes us a preferred supplier and a preferred joint venture partner, and this in turn should bring us increased market share and access to new markets. We intend to maintain and extend our leadership in the fundamental technologies that underpin our core businesses. By way of example, our strengths in catalysis, oxidation and fluid bed technology continue to enhance our leadership positions across the portfolio from polymers to basic petrochemicals. BP already has a number of leading technologies in operation and is currently investing in production capacity, utilizing recent breakthroughs in butanediol, vinyl acetate monomer and ethyl acetate manufacture.

      Strong market positions. This can be measured in a number of ways, such as market share, growth potential or performance in terms of returns. We have global leadership in paraxylene, purified teraphthalic acid (PTA), acetic acid, acrylonitrile, trimellitic anhydride (TMA) and a number of other products. We have also instituted a programme of marketing initiatives to improve our commercial capability. The programme includes developments in e-commerce, including the introduction of web-based marketing channels.

       Bias to higher growth products. The majority of the BP portfolio is in market sectors which have historically grown faster than the industry average.

       We will therefore continue to focus our portfolio, by investing in areas offering a good fit and divesting where there is insufficient alignment, with the strategic tenets described above.

       During 2000, we reviewed our strategic direction as the petrochemicals arm of an integrated energy company and announced structural changes that will change the portfolio of businesses within Chemicals and reorganized our internal management structure into four business areas. The most significant structural changes were as follows:

-- We announced our intention to acquire from Bayer the 50% of Erdoelchemie we do not already own; we expect the transaction to complete in the second quarter of 2001.

-- We and Solvay announced in December 2000 that we had signed a memorandum of understanding aimed at strengthening our polymers businesses in both Europe and the United States. Solvay will transfer its US and European polypropylene businesses to BP. The two companies will combine our European high-density polyethylene businesses into a 50-50 joint venture. In the US, the agreement will lead to a 49%/51% joint venture for Solvay's current high density polyethylene business. In addition, BP will transfer its engineering polymers business to Solvay. The proposed transaction will be subject to the final agreement of both parties and to regulatory approval by the relevant authorities, as well as consultation with workers' representatives. Completion is anticipated in mid-2001.

      Appryl, the French polypropylene joint venture formed by BP and Elf Atochem in 1986, was dissolved with effect from December 29, 2000. BP took over the 280 thousand tonnes per annum (ktepa) polypropylene plant at Grangemouth, UK, which started production in September 2000. BP and ATOFINA have set up a 50-50 manufacturing joint venture in Lavera, France, operated by ATOFINA. Production from the plant will be split equally between the two partners. ATOFINA will take over the site at Gonfreville, France, and the automotive compounds business.

      In January 2001, we announced our intention to divest the Fabrications businesses. This will allow us to focus on a narrower set of leading global positions, linked more closely to BP's hydrocarbon streams.

Manufacturing Facilities

      BP has large-scale manufacturing facilities in Europe and the USA. The Group's major sites, with our share of their capacities are: Grangemouth (2,184 ktepa) and Hull (1,453 ktepa) in the UK; Lavera (1,836 ktepa) in France; Marl (636 ktepa) and Dormagen (2,325 ktepa) in Germany; Geel (1,772 ktepa) in Belgium; and Texas City, Texas (2,913 ktepa), Chocolate Bayou, Texas (3,248 ktepa), Decatur, Alabama (2,237 ktepa), and Cooper River, South Carolina (1,328 ktepa) in the USA.

      We also aim to grow in the Asia-Pacific region, which offers prospects for demand growth. The intention is to build further on the positions that the Group now holds in Taiwan, China, Malaysia and Korea through deeper investment and commercial relationships. Our share of capacity in Asia (largely through joint ventures) amounts to about 2,800 ktepa as follows: Indonesia (470 ktepa), Korea (661 ktepa), Malaysia (848 ktepa), Taiwan (693 ktepa) and China (100 ktepa).


                                                                 Years ended December 31,
                                                               --------------------------
Production by region                                            2000      1999       1998
                                                               -----     -----      -----
                                                                    (thousand tonnes)
UK.......................................................      3,137     3,737      3,734
Rest of Europe...........................................      6,713     5,993      5,648
USA......................................................      9,874     9,917      9,148
Rest of World............................................      2,341     2,206      2,040
                                                               -----     -----      -----
Total Production (a).....................................     22,065    21,853     20,570
                                                               =====     =====      =====

(a) Includes BP share of associated undertakings and other interests in production.

      The following table shows BP production capacity by major products and by product group at December 31,2000.

                                                 Olefins        Olefins
                               Aromatics    and Polymers   and Polymers
                         and Derivatives          Europe   America/Asia   Intermediates   Total
                         ---------------    ------------   ------------   -------------   -----
                                                (thousand tonnes per annum)
Purified teraphthalic acid......   5,408             --              --              --   5,408
Ethylene........................      --          1,172           1,587              --   2,759
Paraxylene......................   2,558             --              --              --   2,558
Polypropylene...................      --            746           1,319              --   2,065
Styrenics.......................      --          1,477              --              --   1,477
Polyethylene....................      --            813             420              --   1,233
Acetic acid/anhydride...........      --             --              --           1,821   1,821
Linear/poly alpha olefins.......      --             --              --             987     987
Acrylonitrile...................      --             --              --             880     880
Other (a).......................     424          3,506             826           2,932   7,688
                                  ------         ------          ------          ------  ------
Total                              8,390          7,714           4,152           6,620  26,876
                                  ======         ======          ======          ======  ======

------------

(a)   Includes BP 50% share of Erdolchemie.

      BP's petrochemical products are sold to companies in a number of industries that manufacture components used in a wide range of applications. These include the agriculture, automotive, construction, furniture, household products, insulation, packaging, paint, pharmaceuticals and textile industries. Our products are marketed through a network of sales personnel and agents who also provide technical services.

Aromatics and Derivatives

      The leading market positions of our key products give us access to a wide range of high-quality options, both in terms of investments and growth options. We strive to be number one or two in terms of market share in the markets in which we compete, and we are currently a global leader in PTA and paraxylene. We aim to bias our portfolio towards products which have been growing about 8-10% a year overall. This is about three times the rate of global economic growth and compares with an estimated average of 4% for the petrochemicals industry as a whole.

      We plan to continue to focus our portfolio in areas where we have clear competitive advantage driven by the strategy described earlier. We withdrew from our joint-venture Singapore aromatics complex in 2000. We also started building two new PTA plants in the Far East in China and Taiwan, which should commence operation in 2003. During the course of 2000, we announced development of a new technology for producing PTA, which will allow BP to substantially reduce capital and variable costs in new PTA plants as well as lowering emissions.

Products

      PTA is important as a raw material for the manufacture of polyester; purified isophthalic acid (PIA) is used for isopolyester resins and gel coats; napthylene dicarboxylate is used for photographic film and specialized packaging.

       BP is the world's largest producer of PTA, with an interest in approximately 21% of the world's PTA capacity. PTA is manufactured at Cooper River, South Carolina and Decatur, Alabama, in the USA, Geel in Belgium, and Kuantan in Malaysia. We also produce PTA through joint ventures in Korea (BP 35%), Taiwan (BP 50%), Indonesia (BP 50%), Brazil (BP 49%) and Mexico (BP 8.55%). The joint venture site in Taiwan is the largest PTA production site in the world, followed by our Cooper River site which is the second largest. These two, together with the Korean joint venture and Decatur sites represent four of the five largest PTA production sites in the world.

       PIA is produced in Joliet, Illinois; Geel, Belgium; and by the AGIC joint venture (BP 50%) with Mitsubishi Gas Chemical Company in Japan. Napthylene dicarboxylate is produced at our plant in Decatur, Alabama.

       BP is one of the world's largest producers of paraxylene (PX) and metaxylene (MX), the feedstocks for PTA and PIA, respectively. PX and MX are produced from mixed xylene streams acquired from BP refineries and third party producers. The Aromatics and Derivatives business is fully integrated in using our manufactured paraxylene as feedstock for the production of our PTA product.

Major Activities

-- BP's Korean PTA joint venture, Samsung Petrochemical Company Limited (SPC) (BP 35%) acquired Samsung General Chemicals (SGC) PTA plant (360 ktepa) in Korea at a cost of $220 million at the end of 2000.

-- Advanced manufacturing technology projects continued at Texas City and Decatur during 2000. These initial projects are the beginning of a broader plan to implement the introduction of leading edge process technology and control systems. This will create extensively automated facilities which are integrated with supply from the nearby refineries and demand from downstream products.

-- In Belgium, work was completed on a 420-ktepa PX unit at our Geel site costing $260 million Capital expenditure at this site in 2000 was $40 million, (1999 $100 million and 1998 $120 million). The unit was placed in service in April, 2000 and is based on our technology for PX crystallization incorporating new process and catalyst technologies first implemented at our Decatur site in 1997.

-- Two new PTA plants have started construction in China and Taiwan using BP's newly announced PTA technology. The Zhuhai (BP 80%) unit will add 350-ktepa capacity at a cost of $360 million, of which $50 million was spent in 2000. A new plant at our CAPCO joint venture in Taiwan (BP 50%) will add a further 700-ktepa capacity at a cost of $440 million. The new Zhuhai and CAPCO units are both expected to commence operation in the first half of 2003.

-- Expansion of the PTA plant at Cooper River is planned to begin in 2001. This will result in a 160 ktepa capacity addition to the plant which is expected to come on line in the first half of 2002.

Olefins and Polymers

      Our goal is to achieve a strong polymers market position. Through the Appryl dissolution we will acquire operational control of a polypropylene business. The proposed Solvay deals would increase our polypropylene business and our interests in global high density polyethylene (HDPE) and the additional 50% share of Erdoelchemie represents an increase of some 10% of our total chemicals production volumes. In addition to these business repositioning changes, we will continue with investments in our existing businesses. We will build on our existing technology base, for example, metallocene catalyst , the proprietary technology used in INNOVENE, our gas phase polyethylene production process. Our product portfolio is biased to differentiated products for example, HDPE and polypropylene, which will be further enhanced as a result of the above transactions.

      Our internal organization splits this business into two geographic regions; Europe, Africa and the Middle East and the Americas and Asia.

Products

      We produce and market the basic petrochemical building blocks, known as feedstocks, that are used primarily as raw material for other chemical products. Feedstock chemicals are derived from the steam cracking of liquid and gaseous hydrocarbons. The olefins -- ethylene, propylene and butadiene -- are produced by crackers at Grangemouth, UK; Lavera, France (BP 50%); Dormagen, Germany by Erdolchemie (BP 50%) (to be increased to 100% in 2001); Chocolate Bayou, Texas; and Kertih, Malaysia (BP 15%). These crackers produce the raw materials for the production of derivative products including polyethylene, polypropylene, acrylonitrile, styrene, ethanol and ethylene oxide, which are also produced at various BP plants.

      The polymers product line includes polypropylene, used for moulded products, fibres and films; polyethylene, used for packaging, pipes and containers; and styrene polymers used in packaging and containers. We are the second-largest producer of polypropylene in the world. Polypropylene is manufactured at Chocolate Bayou and Cedar Bayou, Texas and Geel, Belgium. In addition, BP operates a new polypropylene plant at Grangemouth, UK commissioned during 2000 and from 2001 we have an interest in the manufacturing joint venture at Lavera, France. BP has its own proprietary polypropylene technology.

      We are one of Europe's leading producers and suppliers of polyethylene, the world's most widely used plastic. BP operates linear low density polyethylene (LLDPE) and HDPE plants at Grangemouth, Lavera, Merak in Indonesia (BP 51%) and at Kertih in Malaysia (BP 60%). A low density polyethylene (LDPE) plant is operated at Wilton, UK. Erdolchemie (BP 50%) also produces LLDPE and LDPE at Dormagen in Germany.

       We operate styrene monomer plants at Texas City, Texas in the USA and Marl in Germany. Polystyrene plants are operated at Marl and Wingles in France and Trelleborg in Sweden. Expanded polystyrene plants are operated at Wingles and Marl.

Europe, Africa and Middle East -- Major Activities

-- In the UK, as part of completion of a major $825-million development programme, a 270-ktepa ethylene expansion at Grangemouth is scheduled for completion in the first quarter of 2001 at a total cost of $250 million Capital expenditure on this expansion in 2000 was $120 million (1999 $100 million and 1998 $20 million). When the expansion is complete, Grangemouth will have 1 million tonnes of ethylene capacity. This additional production will feed new plants both at Grangemouth and Hull, which are to be commissioned between the fourth quarter 2000 and the second quarter 2001.

-- As part of the Grangemouth expansion programme, a new 300-ktepa LLDPE polyethylene plant employing enhanced high productivity process technology was commissioned in December 2000 at a total cost of $220 million. Capital expenditure in 2000 was $70 million, (1999 $110 million and 1998 $40 million).

      As part of the programme, we are converting an existing LLDPE Plant at Grangemouth to HDPE manufacture. The converted plant is scheduled to be commissioned during second quarter of 2001 providing 30-ktepa of incremental polyethylene capacity.

-- The dissolution of the Appryl polypropylene joint venture with ATOFINA was completed in December 2000.

--    BP agreed in principle to purchase Bayer's 50% stake in Erdolchemie.

--    BP and  Solvay  announced  in  December  2000  that  they  have  signed  a
      memorandum  of  understanding   aimed  at  strengthening   their  polymers
      businesses.

Americas and Asia -- Major Activities

-- Advanced manufacturing technology projects were started at Texas City and Chocolate Bayou. These initial projects are the beginning of a broader plan to implement the introduction of leading edge process technology and control systems. This will create extensively automated facilities which are integrated with supply from the refineries nearby and demand from the downstream products.

-- BP continued feasibility studies on a $2.7-billion joint venture project for an integrated ethylene cracker complex in China with the Shanghai Petrochemical Company.

-- Bataan Polyethylene Corporation, a joint venture in the Philippines between BP (38%), Petronas, Sumitomo and local Philippine shareholders successfully commissioned a 250-ktepa polyethylene plant during the fourth quarter of 2000.

Intermediates

      As with Aromatics, we aim to be global number one or two in terms of market share in markets where we compete. New investments will build on existing leadership positions and distinctive technology, for example breakthroughs in butanediol manufacture. The divestment of the Fabrications businesses are consistent with our strategic aim of focusing the portfolio on a smaller range of global leading positions.

Products

      These  businesses  add  value  to raw  materials  produced  by  our  other chemicals businesses and include acetic acid and its derivatives; a range of solvents and industrial chemicals; linear alpha olefins; polybutenes; acrylonitrile; trimellitic anhydride (TMA), used by the automotive, construction, consumer goods, and packaging industries; butanediol (BDO), used in synthetic materials and engineering plastics; and maleic anhydride (MAN), used in a wide range of plastics and resins. This sector also includes the Fabrications businesses which are to be divested.

       We are a major  supplier of acetic acid, a versatile  chemical  used in a variety of products such as foodstuffs, textiles, paints, dyes and pharmaceuticals. BP has acetyls operations in Europe, the USA, Korea (BP 51%), China (BP 51%) and a new 400-ktepa plant in Kertih, Malaysia (BP 70%) which was commissioned in the fourth quarter of 2000.

       In Korea, the Asian Acetyls Company (BP 34%) operates a 150-ktepa vinyl acetate monomer (VAM) plant. BP currently operates a 110-ktepa VAM plant at Baglan Bay, UK and has a toll manufacturing agreement with Enichem for 50 ktepa of VAM from Porto Marghera in Italy. A new 250-ktepa VAM plant is currently under construction at Hull, UK. This plant is due to be commissioned in the middle of 2001 and should lead to the subsequent closure of the Baglan Bay plant.

       BP is a leading supplier of polybutene which we manufacture at Texas City, Texas, and Whiting, Indiana and at Lavera, France. Polybutene is used in fuel additives, lubricants, adhesives, sealants, cable filling compounds, personal care products, in polymer modification, tackified polyethylene, explosives and in many other products.

       Linear alpha olefins (LAO) are used in the production of polyethylene, for the manufacture of plasticizers for polyvinyl chloride, to manufacture poly alpha olefins for synthetic lubricants, for the production of biodegradable surfactants, in synthetic-based drilling muds for the oil field and for a host of other intermediate and final products. LAO are produced at our facilities in Pasadena, Texas and Feluy, Belgium.

       BP is a leading supplier of poly alpha olefins, high viscosity index materials primarily used in the production of high performance, environmentally friendly, synthetic lubricants and motor oils. These materials are manufactured at our facilities in Deer Park, Texas and Feluy, Belgium.

       BP is the world's largest producer and marketer of acrylonitrile. We operate two acrylonitrile plants at Green Lake, Texas and Lima, Ohio. Green Lake, with a capacity of 460-ktepa, is the largest acrylonitrile production site in the world. Acrylonitrile is also produced by Erdolchemie at Dormagen, Germany and through a capacity rights agreement with Sterling Chemicals at Texas City, Texas. Additionally, BP is the world's largest producer and marketer of acetonitrile, primarily sold into pharmaceutical applications.

       The anhydride business unit produces TMA and MAN at Joliet, Illinois, and is the world's largest producer of TMA. In 2000, we entered the global market for BDO using our proprietary technology in a world-scale plant at Lima, Ohio. BDO and its derivatives are used in pharmaceuticals, a variety of personal care products, plastics, auto parts and sports clothing.

Major Activities

-- Construction is nearing completion on a 220-ktepa ethyl acetate plant at Hull and a 110-ktepa ethanol plant at Grangemouth at a combined cost of $200 million. Expenditure on these projects in 2000 was $110 million, (1999 $60 million and 1998 $10 million). These are scheduled for commissioning in the second and fourth quarter of 2001 respectively. The ethyl acetate investment is based on BP's innovative 'direct addition' method which uses ethylene and acetic acid and which does not require ethanol as a raw material. To supply ethylene to the new plants, a $70 million pipeline has been installed between Teesside and Hull, linking into the UK ethylene network. Capital expenditure on the pipeline was $40 million in 2000 (1999 $20 million and 1998 $10 million).

-- Construction continues on a $145-million, 250-ktepa VAM plant at Hull, which uses the proprietary BP LEAP technology based on fluid bed catalyst. Capital expenditure on this plant in 2000 was $80 million (1999 $40 million and 1998 $10 million). The work is scheduled for completion in the third quarter of 2001 and the plant will ultimately replace production from Baglan Bay and Porto Marghera and the Enichem toll manufacturing agreement. The capacity of the new plant is planned to increase to 300-ktepa in 2002/3.

-- In the fourth quarter of 2000, construction finished and a new BDO plant was started at Lima in the USA. The new line has a capacity of 70 ktepa and cost $160 million. Capital expenditure on the plant was $50 million in 2000 (1999 $90 million and 1998 $20 million).

-- Construction of a $300-million, 250-ktepa LAO facility in Alberta, Canada is also nearing completion. It is scheduled to come online during mid-2001. Capital expenditure on the plant in 2000 was $170 million (1999 $90 million and 1998 $30 million).

-- During 2000, we sold the phathallic anhydride and phthalates businesses to Lonza SpA. As a result, the manufacturing units at our Hull site will be shutdown during 2001.

-- In early 2001, we announced our intention to divest the Fabrications businesses, targeted to happen in 2001.

-- We announced in January 2001 our intention to build a new 65-ktepa TMA plant at our existing PTA complex in Kuantan, Malaysia. The plant will use our newly developed proprietary process technology. The $150 million TMA plant is expected to be completed by the end of 2002 and will double our total TMA capacity to 130-ktepa.

                         OTHER BUSINESSES AND CORPORATE

      Other Businesses and Corporate comprises Finance, BP Solar, the Group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities worldwide.

                                                                 Years ended December 31,
                                                                ------------------------
                                                                2000      1999       1998
                                                               -----     -----      -----
                                                                       ($ million)
Turnover (a).............................................        249       198        199
Total replacement cost operating loss....................     (1,110)     (826)      (374)
Total assets.............................................     11,970     2,643      3,516
Capital expenditure and acquisitions.....................     30,616(a)    284        501

----------

(a) Capital expenditure and acquisitions includes $27,506 million for the acquisition of ARCO and $994 million for the acquisition of interests in PetroChina and Sinopec.

       Finance co-ordinates the management of the Group's major financial assets and liabilities. From locations in the UK, Europe, the USA and the Asia Pacific region, it provides the link between BP and the international financial markets, and makes available a range of financial services to the Group including supporting the financing of BP's projects around the world.

       Moody's and Standard and Poor's have assigned long-term debt ratings of Aa1 and AA+, respectively, to BP.

       Finance has in place a Debt Issuance Programme, under which the Group may raise an aggregate of $6 billion of debt for maturities of one month or longer. At March 30, 2001 the amount drawn down against this programme was $2,237 million.

      BP Solar. In 2000 we renamed our Solar business from BP Solarex to BP Solar. Our solar energy business increased production and shipments by 31% compared with 1999, selling a total of 42 megawatts (MW) of solar panel generating capacity (1999, 32MW and 1998, 27MW). High-profile projects included the USA's largest solar housing project in Los Angeles and installation of solar panels to power apartments in the athletes' village at the Sydney Olympic Games. In 2000, we converted 200 BP service stations worldwide to solar power.

       Coal activity consists of our 50% interest in PT Kaltim Prima Coal, an Indonesian company. This company operates an opencast coal mine at Sangatta in Kalimantan, Indonesia.

      Aluminium is a non-integrated producer and marketer of rolled aluminium products, headquartered in Louisville, Kentucky, USA. Production facilities are located in Logan County, Kentucky and are jointly owned with Alcan Aluminum. The primary activity of our aluminium business is the supply of aluminium coil to the beverage can business.

       Research, technology and engineering activities are carried out by each of the major business streams on the basis of a distributed programme coordinated by the BP Technology Council. This body provides leadership for scientific, technical and engineering activities throughout the Group and in particular promotes cross-business initiatives and the transfer of best practice between businesses. In addition, a group of eminent industrialists and academics form the Technology Advisory Council, which advises senior management on the state of technology within the Group and helps identify current trends and future developments in technology.

       Research and development is carried out using a balance of internal and external resources. Involving third parties in the various steps of technology development and application enables a wider range of technology solutions to be considered and implemented, improving the productivity of research and development activities.

       The innovative application of technology and the rapid transfer of this knowledge through the Group make a key contribution to improving BP's business performance, particularly in the areas of the introduction of new products, safety, the environment, cost reduction and efficiency of business operations. We believe that, in addition to improving existing business performance, the use of innovative technology can create new possibilities for the organic growth of our energy- and petrochemical-related businesses.

       Insurance. The Group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered an economic means of financing losses for the Group. Losses will therefore be borne as they arise, rather than being spread over time through insurance premia with attendant transaction costs. The position will be reviewed periodically.

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

Other controls. In addition to the regulatory powers of the Government referred to above, the Secretary of State has wide powers over the oil field operations, including gas flaring, the installation, use and tariffs of sub-marine pipelines, the construction or expansion of refining capacity and powers to impose programmes for the eventual decommissioning of offshore installations. Furthermore, the Secretary of State for Transport has powers to control the positioning of offshore installations if the chosen location is in or is close to a shipping lane. The UK Health and Safety Executive has wide powers and duties in relation to offshore health and safety. BP is also subject to European Union legislation, in particular the Procurement Directive which regulates the procedure for awarding major contracts.

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

       Allowable losses in any chargeable period can be set off against the assessable profits of subsequent or, after making an appropriate claim, previous periods from the same field but, in relation to losses arising in respect of chargeable periods ending after June 30, 1993, the PRT repayment plus any interest thereon arising from the set-off of losses against profits of previous periods cannot exceed 60% of the losses set off (85% in respect of chargeable periods ending after June 30, 1991 and on or before June 30, 1993). In addition, relief is available against the assessable profit from a field for certain expenditure incurred outside the field. There are restrictions to prevent the obtaining of relief for expenditure incurred in connection with Non-Taxable Fields against profits from Taxable Fields. Exploration or appraisal expenditure incurred on or after March 16, 1983 and before March 16, 1993, in respect of an area for which no development decision has been made, may be set against the assessable profits of any Taxable Field together with any such expenditure incurred prior to that date which is designated as abortive. There is no relief for exploration and appraisal incurred after March 16, 1993 unless the Company was already committed to it at that date and it is incurred on or before March 16, 1995. There is an additional transitional relief for exploration and appraisal expenditure, subject to certain conditions, limited to a maximum of (pound)10 million for expenditure incurred on or after March 16, 1993 and before January 1, 1995. Finally, a loss from a Taxable Field in which the winning of oil has permanently ceased which cannot be relieved against the assessable profits of that field can be claimed against the assessable profit from any other Taxable Field. The offset of reliefs is limited to prevent a company buying into mature oil fields and setting pre-acquisition expenditures against the assessable profits of that field.

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

Pipeline regulations. The Interstate Commerce Act requires common carriers engaged in the transport by pipeline of oil in interstate or foreign commerce to file tariffs with the Federal Energy Regulatory Commission (FERC) showing all rates, classifications, rules and practices between all points on their system. It also prohibits them from collecting any different compensation for transportation from that specified in their approved tariffs. Third parties, or the FERC on its own motion, may initiate an investigation of any proposed tariff, which involves the scheduling of a hearing. If the FERC, at the conclusion of a hearing, finds that a new or increased rate is unreasonable or discriminatory, or otherwise in violation of the Interstate Commerce Act, it may order the carrier to cease and desist from charging that rate, may prescribe a rate for the future and order refunds to shippers of collected amounts found to be unreasonable. Similar corresponding provisions at a state legislative level and enforced through a state regulator may also apply to common carriers engaged in the transport by pipeline of oil in intrastate commerce.

                            ENVIRONMENTAL PROTECTION

Health, Safety and Environmental Regulation

       The Group is subject to numerous national and local environmental laws and regulations concerning its products, operations and activities. These laws and regulations may require the Group to remediate or otherwise redress the effects on the environment of prior disposal or release of chemicals or petroleum substances by the Group or other parties. Such contingencies may exist for various sites including refineries, chemicals plants, gas processing plants, oil fields, service stations, terminals and waste disposal sites. In addition, the Group may have obligations relating to prior asset sales or closed facilities. Provisions for environmental restoration and remediation are made when a clean-up is probable and the amount is reasonably determinable. Generally, their timing coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The provisions made are considered by management to be sufficient for known requirements.

       The extent and cost of future environmental restoration, remediation and abatement programmes are inherently difficult to estimate. They depend on the magnitude of any possible contamination, the timing and extent of the corrective actions required and BP's share of liability relative to that of other solvent responsible parties. Though the costs of future restoration and remediation could be significant, and may be material to the results of operations in the period in which they are recognized, it is not expected that such costs will have a material impact on the Group's financial position or liquidity.

      The Group's operations are also subject to environmental and common law claims for personal injury and property damage caused by the release of chemicals or petroleum substances by the Group or others. Proceedings instituted by governmental authorities are pending or known to be contemplated against BP and certain of its US subsidiaries under US federal, state or local environmental laws, each of which could result in monetary sanctions in excess of $100,000. No individual proceeding is, nor are the proceedings as a group, expected to have a material adverse effect on BP's consolidated financial position or profitability.

       Management cannot predict future developments, such as increasingly strict requirements of environmental laws and enforcement policies thereunder, that might affect the Group's operations or affect the exploration for new reserves or the products sold by the Group. A risk of increased environmental costs and impacts is inherent in particular operations and products of the Group and there can be no assurance that material liabilities and costs will not be incurred in the future. In general, the Group does not expect that it will be affected differently from other companies with comparable assets engaged in similar businesses. Management believes that the Group's activities are in compliance in all material respects with applicable environmental laws and regulations.

       For a discussion of the Group's environmental expenditures see Item 5 - Operating and Financial Review and Prospects - Environmental Expenditure.

       In December 1997, at the Third Conference of the Parties to the United Nations Framework Convention on Climate Change in Kyoto, Japan, the participants agreed on a system of differentiated internationally legally binding targets for the first commitment period of 2008-2012. The range of targets in Annex I countries (OECD, former Soviet Union and Eastern Bloc countries) against 1990 levels of emissions is from -8% to +10% for a basket of the six main greenhouse gases. The USA agreed, subject to ratification by the Senate, on a reduction of 7%, and the European Union on a reduction of 8%. EU member states have undertaken differentiated commitments on the basis of 'burden sharing' to meet the overall Community target. If these targets are to be met, a major reduction in the use of fossil fuels would be required, and this would be likely to have a significant effect on BP's main businesses. However, the Group does not expect that it will be affected differently from other companies with comparable assets engaged in similar businesses.

       At the Sixth Conference of the Parties to the United Nations Framework Convention on Climate Change held in the Hague in November 2000, national governments failed to reach agreement on the rules and mechanisms for delivery of the greenhouse gases reduction targets. The issue remains under debate and international negotiations will continue in 2001.

       The   following  is  a  summary  of   significant   health,   safety  and
environmental legislation affecting the Group in 2000.

United States

       The Clean Air Act and its regulations require, among other things, enhanced monitoring of major sources of specified pollutants, stringent air emission limits on chemical plant, refinery, marine and distribution terminal emissions, risk management plans for storage of hazardous substances, and new fuel specifications.

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

       Additionally, the Clean Air Act imposes specifications for motor vehicle fuels that significantly impact petroleum refining and marketing operations. In nine urban areas with the highest ozone levels, reformulated gasoline (RFG) containing oxygenates and lower levels of benzene, and having lower levels of volatility, was introduced beginning January 1995. The emission reduction requirements have been phased in over time and are now fully in effect. BP manufactures and markets fuels in some of these nine areas, as well as in other areas that chose to join the RFG programme.

      Since 1992, gasoline sold during the winter in approximately 40 metropolitan areas with high carbon monoxide levels must have higher levels of oxygenates such as methyl-tertiary-butyl-ether (MTBE) and ethanol. BP is providing such oxygenated fuels in a number of US markets. Recently some environmental groups and legislators have expressed opposition to the continued use of MTBE as an oxygenate. California has recently banned the use of MTBE due to contamination and public health concerns and other states and the US Environmental Protection Agency (EPA) have either passed or are considering legislation to restrict or eliminate the use of MTBE. Some metropolitan areas have been able to achieve compliance with carbon monoxide standards and terminate their oxygenated fuels programmes.

      At the end of 1999, the EPA promulgated its Tier 2/Gasoline Sulphur Programme. This programme will impose new tailpipe emission standards on all passenger vehicles while lowering the allowable gasoline sulfur content. These standards will be phased in from 2004 to 2007.

       Beginning 1993, the Clean Air Act limited highway diesel fuel sulphur content to 500 parts per million. BP has been producing this fuel in many of its US markets. The Amendments also require service stations located in certain ozone non-attainment areas to install equipment to capture gasoline vapours released during refuelling. At the end of 2000, the EPA adopted rules reducing diesel sulphur limits to 15 parts per million. These rules will take effect in 2006. Both the new gasoline rules referred to above and diesel rules will require additions or upgrades to current refining facilities.

      The Clean Air Act also requires installation of 'maximum achievable control technology' (MACT) over a ten-year period at certain types of industry facilities that release certain specified toxic chemicals. Additional controls could be required if the EPA determines that an unacceptable residual risk remains after installation of MACT. The EPA has finalized MACT control requirements for certain categories of chemical plants, refineries, gasoline marketing terminals and marine terminals. Additional regulations on some sources in petroleum refineries were proposed in 1998. These are expected to be finalized in 2001 with compliance required in 2004. In order to comply with the National Ambient Air Quality Standards, which were promulgated to protect public health, some States will be requiring large reductions in the emission of Nitrogen Oxides, which will require the addition of controls on some refineries and chemical operations in the US.

      In addition to these required reductions, during the year 2000, BP reached an agreement in principle with the EPA and several states that would settle alleged violations of various Clean Air Act requirements. A Consent Decree was finalized in early 2001. This settlement, which largely addresses emissions of sulphur dioxide and nitrogen dioxide, requires the installation of additional controls at all eight of BP's US refineries at a cost, over an eight-year period, of approximately $500 million, and the payment of a $10 million penalty. These costs will be accounted for in line with BP's accounting policy for environmental expenditure.

      BP is also in the second year of implementing a plea agreement with the US Justice Department to develop, implement and maintain a nationwide environmental management system (EMS) consistent with the best environmental practices at all Group facilities engaged in oil exploration, drilling and/or production in the US and its territories. This programme is expected to cost approximately $15 million.

      The Clean Water Act regulates the discharge of wastewater and other pollutants into US waters. Facilities are required to obtain permits for most discharges, install control equipment and implement operational controls and preventative measures. Requirements under the Clean Water Act have become more stringent in recent years, including coverage of storm and surface water discharges at many facilities and increased control of toxic discharges. The administrators of agencies for the Clean Water Act and the Endangered Species Act formalized agreements linking those statutes with the potential to limit access because of habitat concerns to certain areas with development potential. During 1995 a final federal rule was issued regarding protection of the Great Lakes watershed which will have local and national impacts on water protection requirements. In July, 2000, EPA promulgated a new rule that would impose total maximum daily limits (TMDLs) on discharges that would impair achievement of water quality objectives in many waterways. The US Congress did not provide EPA with funding to implement the rule, but work on TMDLs is ongoing under an earlier rule and new, more stringent limits on discharges from industrial facilities are expected to result in the future.

      The Oil Pollution Act of 1990 (the Oil Pollution Act) significantly increased oil spill prevention requirements, spill response planning obligations and spill liability for tank vessels (tankers and barges) transporting oil, offshore facilities (such as platforms) and onshore terminals. To provide funds for response to and compensation for oil spills when the spiller is unable to do so, the Oil Pollution Act created a $1 billion fund which is funded by a tax on imported and domestic oil.

       The Oil Pollution Act requires that all new tank vessels operating in US waters have double hulls, and began the phasing out, between the years 1995 and 2015, of existing vessels without double hulls. Oil transporters, terminals and other handling facilities are most affected by the expanded technical and operational requirements under OPA 90. Regulations require businesses to provide certificates of financial responsibility and to maintain facility response plans that, among other things, identify and prepare for worst case spill scenarios. Owners and operators of covered facilities and vessels must also conduct emergency response training, consistent with regulations and with area and national contingency plans.

       The Prince William Sound port-specific vessel escort plan required by regulations that became effective late in 1994, was updated during 1995, including operational requirements such as enhanced tanker steering capabilities, rudder failure response procedures, and reduced speed in the Valdez Narrows, plus directives on communications and training.

       BP has set performance objectives to enhance emergency preparedness and crisis management at all facilities, and to assure compliance with all related laws such as the Oil Pollution Act. These objectives are designed to be met through appropriate assessment, planning, training and routine exercises, and by the provision or identification of sufficient human and physical resources. BP has established a National Strike Team, the BP Americas Response Team, which consists of approximately 200 trained emergency responders at company locations throughout North America, which is ready to assist in a response to a major incident.

       The Resource Conservation and Recovery Act (RCRA) regulates the storage, handling, treatment, transportation and disposal of hazardous and non-hazardous wastes. It also requires the investigation and remediation of certain locations at a facility where such wastes have been previously released or disposed of. RCRA requirements have become increasingly stringent in recent years, as the EPA expands the definition of hazardous wastes. BP facilities generate and handle a number of wastes regulated by RCRA and have units that have been used for the storage, handling or disposal of RCRA wastes that are subject to investigation and corrective action.

      Under the Comprehensive Environmental Response, Compensation, and Liability Act (also known as CERCLA or Superfund), waste generators, site owners, facility operators and certain other parties may be strictly liable for part or all of the cost of addressing sites contaminated by spills or waste disposal regardless of fault. Additionally, most states have laws similar to CERCLA. A federal tax on oil and certain chemical products was enacted to fund a large part of the CERCLA programme but this tax has been suspended for several years while CERCLA reform legislation is debated in the US Congress.

      BP has been identified as a Potentially Responsible Party (PRP) under CERCLA and similar state statutes at 441 sites. A PRP has a joint and several liability for site remediation costs and so BP may be required to assume, among other costs, the share attributed to insolvent, unidentified or other parties. BP is the PRP identified as having the most significant exposure for remediation costs at 28 of these sites. For the remaining sites the number of PRPs ranges generally from 20 to 200. BP expects its share of remediation costs at these sites to be small. BP has estimated its potential exposure at all sites where it has been identified as a PRP and has accrued provisions accordingly. BP does not anticipate that its ultimate liability at these sites individually, or in aggregate, will be significant.

      In addition to the number of active sites described above, ARCO, which was acquired by BP in April 2000, is currently involved in environmental assessments and clean-ups under these laws at federal- and state-managed sites, as well as other clean-up sites, including service stations, refineries, terminals, third party landfills, former nuclear processing facilities, sites associated with discontinued operations and sites that were formerly owned by ARCO and/or its predecessors. This comprises 148 sites for which ARCO has been named a PRP, along with other sites at which no claims have been asserted.

       Pursuant to the authority provided under Superfund, the State of Montana has pursued claims against ARCO for compensation for damage to natural resources allegedly caused by ARCO's predecessors' mining and mineral processing activities. In addition, two tribes were granted a limited form of intervention in the lawsuit, Montana vs. ARCO. The tribes, as alleged trustees, asserted claims against ARCO for alleged injury to and loss of natural resources located in the Clark Fork River Basin in southwest Montana. The United States Department of Interior also stated an intention to make a claim for natural damages in the Clark River Basin. These matters were settled in part in 1999, however, remaining for disposition are the State's claims for $206 million for restoration damages at several sites.

       On June 23, 1989, the EPA filed a CERCLA cost recovery action against ARCO in the United States District Court for the District of Montana, for the oversight costs at several of the Upper Clark Fork River Basin Superfund sites. Litigation is proceeding on both the EPA's and ARCO's counterclaims against various federal agencies. In the counterclaims, ARCO seeks contributions from the federal agencies for remediation costs and for any natural resource damage liability ARCO might incur in Montana vs. ARCO. The settlements in Montana vs. ARCO, described above, resolved the claims and counterclaims in US vs. ARCO pertaining to one significant site and may provide a framework for possible future settlement of the remaining claims.

       The Group is also  subject to claims  made for  natural  resource  damage
(NRD) under several federal and state laws. This is a developing area under US law which could significantly impact the cost of some cleanups. NRD claims have been asserted by government trustees against several refineries and other company operations.

      Other significant legislation includes the Toxic Substances Control Act which, among other things, regulates the development, testing, import, export and introduction of new chemical products into commerce; the Occupational Safety and Health Act which, among other things, imposes workplace safety and health, training and process standards to reduce the risks of chemical exposure and injury to employees; and the Emergency Planning and Community Right-to-Know Act which requires emergency planning and spill notification as well as public disclosure of chemical usage and emissions. The Occupational Safety and Health Administration's Process Safety Management rule formalizes the procedures used in identifying and minimizing safety risks at facilities that use certain chemicals in excess of threshold quantities and also in conducting formal documented hazard reviews of all covered processes.

      In 1993 the South Coast Air Quality District (AQMD), which sets air quality standards for a five country area of Southern California, including Los Angeles County, adopted regulations requiring phased reductions of certain pollutants. By 2003, our Los Angeles refinery will be required to achieve cumulative reductions from 1992 level of oxides of nitrogen of 63% and oxides of sulphur of 83%. AQMD has created a pollution credits scheme, of which we take advantage as part of our plan to achieve the requisite levels of emission reductions.

United Kingdom and European Union

      Part 1 of the UK Environmental Protection Act 1990 introduced the concept of Integrated Pollution Control (IPC) of pollution to air, water and land by requiring each prescribed process (including petroleum and gasification processes) to be authorized. The controls apply to new processes in England and Wales from April 1, 1991 and in Scotland from April 1, 1992. The standard to be achieved by each process is the Best Available Techniques Not Entailing Excessive Cost (BATNEEC). Existing petroleum and gasification processes had to apply for an IPC authorization by June 30, 1992. These processes were to be upgraded to the BATNEEC standard at the earliest opportunity and generally for petroleum and gasification processes by April 1, 1998. BP has registered all sites affected by the IPC legislation and is carrying out monitoring and upgrading of processes as required. Onshore oil production facilities are covered by separate guidance notes issued in November 1995. BP has IPC authorizations for its onshore production facilities which effectively equate to BATNEEC compliance. Where they do not, the authorization includes an agreed improvement programme which BP is working towards with its Environment Agency IPC Inspector. The UK Environmental Protection Act may also impose new investigation and remediation obligations on the Group's UK facilities upon the adoption of implementing regulations.

      A European Commission directive for a similar system of Integrated Pollution Prevention and Control (IPPC) is based upon ensuring environmental quality standards are not exceeded and the application of Best Available Techniques (BAT) taking into account cost-benefit analysis as a holistic approach. In the event that the use of BAT will fail to meet Environmental Quality Standards (EQS), plant emissions must be reduced further to meet the EQS. This encompasses, among other things, most activities and processes undertaken by the oil industry within the European Union. The European Commission has stated that it hopes that all processes to which it applies will be licensed by July 2005. When implemented, this directive will replace the IPC regulation in the UK. All plants must be upgraded to BAT standards by 2007.

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

      As part of its overall programme to combat air pollution, the European Union has set stringent emission limits for new cars and commercial vehicles which are being implemented in stages. Beginning October 1994, the sulphur content of diesel fuel was limited to 0.2% and from October 1996 the limit was further reduced to 0.05%. Heating oils were initially limited to 0.2% with further reductions subject to review. In August, the Federal German Government adopted a regulation to encourage early introduction of low sulphur transport fuels by setting differential excise taxes for gasoline and diesel with maximum 50 ppm sulphur content from November 2003, and for a maximum of 10 ppm from January 2001. It also proposed that 10 ppm sulphur fuels should be adopted at EU level. Implementation of the German regulation depends on tax derogations being agreed by the Commission and the other member states. The Commission made it clear that it will not consider 10ppm sulphur fuels within the current Auto/Oil Programme for implementation in 2005.

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

       As part of its overall approach to improving air quality, in 1997 the Commission proposed its Acidification Strategy, and followed this with its proposal for a strategy to combat tropospheric ozone. The Ozone Strategy was adopted in 1998. Four air quality targets have been adopted as Directives, two more have been proposed by the Commission and a target of 120 micrograms per cubic metre for ozone itself was proposed in 1999, together with a proposal for national emission ceilings for the main polluting emissions. Upon adoption by the Council, these targets and ceilings will be the reference point for further environmental controls of industrial installations at Community and Member State levels.

      The carbon monoxide and benzene directive is the 2nd daughter Directive of 96/62/EC on ambient air quality assessment and management and prescribes, among other things, limit values and alert thresholds for carbon monoxide (CO) and benzene. For benzene, a limit value of 0.005 mg/m3 averaged over a calendar year applies. A margin of tolerance of 100%, to be progressively eliminated from 2003 to 2010, would apply. For carbon monoxide, a limit value of 10 mg/m(3) will apply with a rolling 8-hour averaging period and a 50% margin of tolerance on entry into force, to be reduced to zero from 2003 to 2005.

      As part of its ozone strategy, the EU has taken action on volatile organic compounds (VOCs). In late 1994, the European Union adopted the so-called Stage 1 VOC controls which require a 90% cut in emissions over ten years from petrol transport and storage. In November 1996, the Commission proposed a directive on control of emissions of organic solvents from the solvent-using industry which has the goal of combating low-level ozone by setting emission limits and, as an alternative, targets to be met by national plans. Existing installations would be required to reach compliance by 2007. This proposal was adopted as a Directive during 1998.

      As part of a package to stabilize carbon dioxide emissions at 1990 levels by the year 2000, the European Commission proposed a combined carbon dioxide energy tax. In March 1997, the Commission proposed instead an energy tax that is intended to be fiscally neutral when applied by Member States. Though formally the proposal replaces the carbon dioxide energy tax proposal that had been blocked in Council, it has as its main objective to provide a harmonized framework by setting minimum levels for national excise taxes on energy products, and to allow Member States greater flexibility to offer tax incentives based on environmental criteria, whilst avoiding barriers to trade within the Single Market. Maximum sulphur levels for gasoline and diesel fuels to apply from 2005 were also agreed as 50 parts per million, which is 0.005% , and 35% maximum aromatic content for gasoline from the same date. In 1999, this was followed by emission limits for heavy commercial vehicles, also based on the Auto/Oil Programme conclusions. The Commission will make further proposals during 2001 based on the results of its Auto/Oil II Programme and the review of the sulphur content of gasoline and diesel undertaken in parallel.

      The European Union enacted the Major Hazards Directive in 1982. The intention of this legislation is to identify industrial sites which have the potential to suffer a major accident which would impact on the neighbouring population. Such sites are defined by the hazards that exist on them, in some cases by the process in operation, but mainly by exceeding the defined threshold quantities of various categories of 'dangerous substances' in storage or use on the premises. It is the responsibility of the site to evaluate their hazards. Those which fall into the category of a major hazard site must produce a safety case which contains the evaluation of the hazards, an assessment of the consequences of the most serious credible incidents which can occur, both on and off site, and a description of the emergency plan which they have in place to deal with them. The safety case must be submitted to the national regulator, who acts on behalf of the local authority. The site is also expected to communicate the relevant aspects of its emergency plan to the local community. All BP sites in Europe are in compliance with the Major Hazards Directive as enacted in each specific country. The European Union has now adopted a revised Major Hazards Directive known as the Control of Major Accident Hazards Regulation, which came into force in February 1999. The main objective of this revision is to ensure that effective safety management systems are in place and that potential environmental impacts that could arise from accidents are properly assessed and appropriate provisions are implemented by the operator.

       The European Commission is committed to a harmonized EU approach to liability for environmental damage. This follows a 'green (discussion) paper' in 1992 that focused on a strict liability approach. The Commission intends to publish a draft for consultation by mid 2001.

       The UK Offshore Safety Act 1992 came into force on March 6, 1992. Detailed implementation is through regulations made under existing health and safety legislation enforced by the UK Health and Safety Executive. The Offshore Installations (Safety Case) Regulations 1992 came into force in May 1993. BP submitted all safety cases by the required date of November 1993. This included 22 operational safety cases, all of which have been accepted, and two design safety cases on new installations. As part of the safety case, BP was required to justify continued operation and outline remedial measures identified as part of the risk assessment completed. Work on these remedial works was completed by the November 1995 deadline.

                             PROPERTY, PLANTS AND EQUIPMENT

      BP has freehold and leasehold interests in real estate in numerous countries throughout the world, but no one individual property is significant to the Group as a whole. See Item 4 -- Information on the Company for a description of the Group's significant reserves and sources of crude oil and natural gas. Significant plans to construct, expand or improve specific facilities are described under each of the business headings within this Item.

                             ORGANIZATIONAL STRUCTURE

      The significant subsidiary and associated undertakings and joint ventures of the Group at December 31, 2000 and the Group percentage of equity capital or joint venture interest (to nearest whole number) are set out below. The principal country of operation is generally indicated by the company's country of incorporation or by its name. Those held directly by the Company are marked with an asterisk (*), the percentage owned being that of the Group unless otherwise indicated.

Subsidiary                                     Country of
undertakings                    %           incorporation           Principal activities
------------                                -------------           --------------------

International
BP Chemicals Investments        100         England                 Chemicals
BP Exploration Co.              100         Scotland                Exploration and production
BP International                100         England                 Integrated oil operations
BP Oil International            100         England                 Integrated oil operations
BP Shipping*                    100         England                 Shipping
Burmah Castrol                  100         England                 Lubricants

Europe
UK
BP Amoco Capital                100         England                 Finance
BP Chemicals                    100         England                 Chemicals
BP Oil UK                       100         England                 Refining and marketing
Britoil (parent 15%)*           100         Scotland                Exploration and production
Jupiter Insurance               100         Guernsey                Insurance
France
BP France                       100         France                  Refining and marketing and chemicals
Germany
Deutsche BP                     100         Germany                 Refining and marketing and chemicals
Netherlands
BP Capital BV                   100         Netherlands             Finance
BP Nederland                    100         Netherlands             Refining and marketing
Norway
BP Amoco Norway                 100         Norway                  Exploration and production
Spain
BP Espana                       100         Spain                   Refining and marketing

Middle East
Amoco Egypt Gas                 100         USA                     Exploration and production
Amoco Egypt Oil                 100         USA                     Exploration and production
Africa
BP Southern Africa              100         South Africa            Refining and marketing

Far East
Indonesia
Atlantic Richfield
  Bali North                    100        Indonesia                Exploration and production
Singapore
BP Singapore Pte*               100        Singapore                Refining and marketing

Australasia
Australia
BP Australia                    100         Australia               Integrated oil operations
BP Developments Australia       100         Australia               Exploration and production
BP Finance Australia            100         Australia               Finance
New Zealand
BP Oil New Zealand              100         New Zealand             Marketing

Western Hemisphere
Canada
Amoco Canada
  Petroleum Company             100         Canada                  Exploration and production
Trinidad
Amoco Energy Company
  of Trinidad and Tobago         90         USA                     Exploration and production
Amoco Trinidad (LNG) B.V.       100         Netherlands             Exploration and production
USA
Atlantic Richfield Co.          100         USA                   ( Exploration and production,
BP America*                     100         USA                   ( gas and power, refining
BP Amoco Company                100         USA                   ( and marketing, pipelines
Standard Oil Co.                100         USA                   ( and chemicals
Vastar Resources Inc.           100         USA                     Exploration and production

ITEM 5 -- OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                             GROUP OPERATING RESULTS

                                                                      Years ended December 31,
                                                                    --------------------------
Highlights                                                           2000      1999       1998
                                                                    -----     -----      -----

Total replacement cost operating profit........... ($ million)     17,756     8,894      6,521
Replacement cost profit before exceptional items.. ($ million)     11,214     5,330      3,959
Replacement cost profit for the year.............. ($ million)     11,142     3,280      4,611
Historical cost profit for the year............... ($ million)     11,870     5,008      3,220
Profit per ordinary share (diluted)............... (cents)          54.48     25.68      16.70
Dividends per ordinary share...................... (cents)           20.5      20.0       19.8

      During 2000 the Company acquired Atlantic Richfield Company (ARCO) and Burmah Castrol plc (Burmah Castrol) and the 18% minority interest in Vastar Resources Inc. (Vastar), a subsidiary of ARCO. We also purchased most of ExxonMobil's assets used by the fuels refining and marketing operation in Europe and made a number of minor acquisitions. All these business combinations have been accounted for using the acquisition method of accounting.

      BP's results in 2000 reflect the inclusion of ARCO and Burmah Castrol and the full consolidation of the European fuels joint venture from April 14, July 7, and August 1, 2000 respectively.

      As well as reporting net income (profit after inventory holding gains and losses, calculated on a first-in, first-out basis), and after exceptional items (as defined by UK GAAP: profits and losses on sale and termination of operations and fundamental restructuring costs), BP also reports results on a replacement cost basis (excluding inventory holding gains and losses) and before exceptional items. In addition the Group discloses the amount and nature of special items which are non-recurring charges and credits that are not classified as exceptional items under UK GAAP. This is done in order to provide a more comparable basis to the results and disclosures of US companies and to indicate underlying trading performance undistorted by significant restructuring, integration and other one-off charges and credits. Special charges have been significant in 2000 and 1999. The discussion below addresses each of these various measures and disclosures.

       The trading environment was strong in 2000, with high oil and gas prices and significantly improved refining margins being partly offset by pressure on marketing margins from higher product costs and the weaker chemicals environment, owing to high feedstock costs and a weak euro.

      In 2000, replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $11,214 million compared with $5,330 million in 1999. The result for 2000 includes a contribution from ARCO for the period from April 14,2000, a contribution from Burmah Castrol for the period from July 7, 2000 and reflects the full consolidation of the European fuels business from August 1,2000. In addition to exceptional items (as identified under UK GAAP), these results include special charges of $1,994 million ($1,454 million after tax) in 2000 and $1,210 million ($876 million after tax) in 1999, and depreciation and amortization of $1,535 million (1999 nil) arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000. The special items in 2000 primarily comprise ARCO, Vastar and Burmah Castrol integration costs, rationalization costs following the BP and Amoco merger, a provision against the Group's chemicals investment in Indonesia, environmental charges and asset write-downs. The major components of the special charges in 1999 were integration costs, costs associated with the restructuring programme, write-downs in respect of asset impairments and project costs in respect of process improvement and outsourcing.

      The replacement cost operating profit for 2000 reflects the strong trading environment, together with the benefits of recent integration and restructuring and productivity improvements. Included in this result are estimated amounts of $569 million ($1,193 million after ajusting for special items) in respect of ARCO, $182 million in respect of the purchased interest in the European fuels joint venture, and a loss of $125 million (loss of $7 million after adjusting for special items) in respect of Burmah Castrol, representing their respective operating results since their dates of acquisition.

       Reductions in the combined cost  structure of BP, ARCO and Burmah Castrol
are  proceeding   according  to  plan,   with  the  achievement  of  $2  billion
year-on-year reductions in 2000.

       The historical cost profit for 2000 was $11,870 million including inventory holding gains of $728 million. This compares with a profit of $5,008 million in 1999 after inventory holding gains of $1,728 million. There were net exceptional gains of $220 million (loss of $72 million after tax) in 2000 compared with net exceptional losses in 1999 of $2,280 million ($2,050 million after tax).

                                                                 Years ended December 31,
                                                                 ------------------------
Special items                                                   2000(a)   1999       1998
                                                               -----     -----      -----
                                                                        ($ million)
Restructuring, integration and rationalization costs
   BP....................................................        624       903         97
   ARCO (including Vastar)...............................        633        --         --
   Burmah Castrol........................................        151        --         --
                                                               -----     -----      -----
                                                               1,408       903         97
Provision against fixed asset investments................        181        --         --
Asset write-downs........................................         61       223        475
Litigation...............................................         63        60         --
Environmental charges....................................        170        --         --
Other....................................................         --        --         13
                                                               -----     -----      -----
                                                               1,883     1,186        585
Interest -- bond redemption charges......................        111        24         12
                                                               -----     -----      -----
Total special items before tax...........................      1,994     1,210        597
                                                               =====     =====      =====

(a) Includes special items of $624 million and $118 million incurred directly by ARCO and Burmah Castrol respectively.

      The return on average capital employed (ROACE), based on replacement cost profit before exceptional items, was 16% (17% after adjusting for special items) compared with 12% (13% after adjusting for special items) in 1999. Owing to the significant acquisitions that have taken place during the year, the annual ROACE for 2000 has been calculated as the average of the four discrete quarterly ROACEs.

      The  acquisitions  of ARCO  and  Burmah  Castrol  in 2000,  increased  our employee numbers by approximately 25,000. Following integration and rationalization activities 4,000 employees are likely to leave the Group, of which 3,000 had left by the end of 2000. In 1999, following the merger of BP and Amoco, some 16,000 employees left the Group through severance or outsourcing arrangements, a further 3,000 employees left in 2000. Of these, some 14,000 were based in the USA. The reductions arose mainly in Houston, Texas; Chicago, Illinois; and Cleveland and Warrensville, Ohio.

       In 1999, replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $5,330 million compared with $3,959 million in 1998, representing an increase of 35%. In addition to exceptional items (as identified under UK GAAP), these results included net special charges of $1,210 million ($876 million after tax) in 1999 and $597 million ($469 million after tax) in 1998. The major components of the special charges in 1999 were integration costs, costs associated with the restructuring programme, write-downs in respect of asset impairments and project costs in respect of process improvement and outsourcing. The special charges in 1998 consisted principally of write-downs in respect of asset impairments. After adjusting for these special charges, the 1999 result was 40% higher than that of 1998. The return on average capital employed, based on replacement cost profit before exceptional items, was 12% (13% after adjusting for special items) representing an increase of three percentage points over 1998.

       The historical cost profit for 1999 was $5,008 million including inventory holding gains of $1,728 million. This compared with a profit of $3,220 million in 1998 after inventory holding losses of $1,391 million. There were net exceptional losses of $2,280 million ($2,050 million after tax) in 1999 compared with net exceptional profits in 1998 of $850 million ($652 million after tax).

      Owing to the significant acquisitions that took place in 2000, in addition to its reported results BP is presenting pro forma results adjusted for special items in order to enable shareholders to assess current performance in the context of our past performance and against that of our competitors. The pro forma result, adjusted for special items, has been derived from our UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure.

                                                                                                   Pro forma
                                                                                                      result
                                                                                                    adjusted
                                                                                                         for
Reconciliation of reported  profit/loss to                           Acquisition       Special       special
pro forma result adjusted for special items            Reported     amortization (a)     items (b)     items
                                                     ----------     ------------       -------     ---------
                                                                              ($ million)
Year ended December 31, 2000

Exploration and Production................              14,012            1,174           524        15,710
Gas and Power.............................                 186               --            --           186
Refining and Marketing....................               3,908              440           595         4,943
Chemicals.................................                 760               --           276         1,036
Other businesses and corporate............              (1,110)              --           488          (622)
                                                        ------           ------        ------        ------
Replacement cost operating profit.........              17,756            1,614         1,883        21,253
Interest expense..........................              (1,770)              --           111        (1,659)
Taxation..................................              (4,680)              --          (540)       (5,220)
Minority shareholders' interest...........                 (92)             (79)           --          (171)
                                                        ------           ------        ------        ------
Replacement cost profit before
 exceptional items........................              11,214            1,535         1,454        14,203
                                                        ------           ======        ======        ------
   per ordinary share (cents).............               51.82                                        65.63
                                                        ======                                       ======

Year ended December 31, 1999

Exploration and Production................               6,983               --           299         7,282
Gas and Power.............................                 211               --            --           211
Refining and Marketing....................               1,840               --           242         2,082
Chemicals.................................                 686               --           247           933
Other businesses and corporate............                (826)              --           398          (428)
                                                        ------           ------        ------        ------
Replacement cost operating profit.........               8,894               --         1,186        10,080
Interest expense..........................              (1,316)              --            24        (1,292)
Taxation..................................              (2,110)              --          (334)       (2,444)
Minority shareholders' interest...........                (138)              --            --          (138)
                                                        ------           ------        ------        ------
Replacement cost profit before
 exceptional items........................               5,330               --           876         6,206
                                                        ------           ------        ======        ------
    per ordinary share (cents)............               27.48                                        32.00
                                                        ======                                       ======

Year ended December 31, 1998

Exploration and Production................               3,173              --            393         3,566
Gas and Power.............................                  58              --             92           150
Refining and Marketing....................               2,564              --             --         2,564
Chemicals.................................               1,100              --             50         1,150
Other businesses and corporate............                (374)             --             50          (324)
                                                        ------           ------        ------        ------
Replacement cost operating profit.........               6,521              --            585         7,106
Interest expense..........................              (1,177)             --             12        (1,165)
Taxation..................................              (1,322)             --           (128)       (1,450)
Minority shareholders' interest...........                 (63)             --             --           (63)
                                                        ------           ------        ------        ------
Replacement cost profit before
 exceptional items........................               3,959              --            469         4,428
                                                        ------           ======        ======        ------
    per ordinary share (cents)............               20.62                                        23.06
                                                        ======                                       ======

----------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000. There was no acquisition amortization in 1999 and 1998.


(b) The special items refer to non-recurring charges and credits reported in the year.

Return on average capital employed (ROACE)              1Q 2000    2Q 2000   3Q 2000    4Q 2000
                                                        -------    -------   -------    -------
                                                                  ($ million)
Replacement cost profit before exceptional items....      2,677      2,791     2,947      2,799
Interest and minority shareholders' interest........        364        398       472        628
Acquisition amortization and special items (post tax)        30        861       886      1,180
                                                        -------    -------   -------    -------
                                                          3,071      4,050     4,305      4,607
                                                        -------    -------   -------    -------
Reported average capital employed (a)...............     59,571     94,548    96,333     94,402
Acquisition adjustment (b)..........................         --    (18,519)  (22,172)   (21,574)
                                                        -------    -------   -------    -------
                                                         59,571     76,029    74,161     72,828
                                                        -------    -------   -------    -------
ROACE -- replacement cost basis.....................         20%        13%       14%        15%
                                                        -------    -------   -------    -------
ROACE -- pro forma basis (c)........................         21%        21%       23%        25%
                                                         =======    =======   =======    =======

----------

(a)   Capital employed is defined as net assets plus total finance debt.

(b) Acquisition adjustment refers to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

(c) Based on the pro forma result adjusted for special items and capital employed excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.

(d) The annual ROACE, based on the average of the four discrete quarterly ROACEs, is 16% on a replacement cost basis and 23% on a pro forma basis.


                                                                               Year ended
Capital expenditure and acquisitions (a)                                December 31, 2000
                                                                        -----------------
                                                                              ($ million)

BP as reported....................................................                 20,107
Significant one-off cash investments:
   Burmah Castrol issued share capital............................                  4,779
   Minority interest in Vastar....................................                  1,618
   ExxonMobil share of the former BP/Mobil European joint venture.                  1,479
   2.2% interest in PetroChina....................................                    578
   2.2% interest in Sinopec.......................................                    416
   Exxon's aviation lubricants business...........................                     66
                                                                                    -----
                                                                                    8,936
Continuing operations:
   Expenditure by acquired businesses.............................                  2,234
   Ongoing expenditure............................................                  8,937
                                                                                    -----
Continuing operations.............................................                 11,171
                                                                                    =====

----------

(a)   Excludes $27,506 million for the ARCO acquisition.

      Capital expenditure and acquisitions (excluding the cost of the ARCO acquisition) in 2000 amounted to $20,107 million. Excluding the cost of other significant one-off cash investments and expenditure by acquired businesses, capital expenditure was $8,937 million in 2000 compared with $6,945 million in 1999. Capital expenditure in 1999 reflected reduced investment at the time of the BP and Amoco merger. Capital expenditure in 2001 is likely to be around $12-13 billion. This is consistent with historic levels of investment for the enlarged group. By focusing on the better investment opportunities, this level of expenditure will permit growth investment in Exploration and Production to enable the business to achieve targeted production growth of at least 5.5% a year over the next five years (against an end 2000 baseline).

      The total dividends announced for 2000 were $4,625 million, against $3,884 million in 1999. Dividends per share for 2000 were 20.50 cents, compared with
20.00 cents per share in 1999, an increase of 2.5%. The Company intends to continue to pay dividends in the future of around 50% of our replacement cost profit before exceptional items after adjusting for special items and acquisition amortization, adjusted to mid-cycle business conditions. Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions. Mid-cycle conditions are our best estimate of likely average prices and margins over the long term.

       The Company also intends to continue the operation of the Dividend Reinvestment Plan (DRIP) for shareholders who wish to receive their dividend in the form of shares rather than cash. The BP Amoco Direct Access Plan for US and Canadian investors also includes a dividend reinvestment feature.

      After approval at the annual general meeting in April 2000 for the Company to repurchase its own shares, a total of 222 million shares were repurchased and cancelled in 2000 at a cost of $2 billion. Further repurchases of 60 million shares at a cost of $500 million were made during the first quarter of 2001. The company will seek approval from shareholders at the April 2001 annual general meeting to continue repurchasing shares. The approval would allow shares to be bought back as and when the Group's funding position permits.

Exceptional Items

      Following completion of the merger between BP and Amoco on December 31, 1998 and in the context of low oil prices at the time, BP undertook a strategic and portfolio review in early 1999. This review was completed in the Spring of 1999 and resulted, among other things, in the development of an asset divestment programme. The guiding principle of the strategic and portfolio review was to concentrate the combined Group's operations on areas of competitive strength and, in the upstream portfolio, to dispose of assets which would not be robustly economic on the basis of conservative assumptions about future oil and natural gas prices.

      In 2000, exceptional items consisting of the profit or loss on sale of fixed assets and businesses and termination of operations, were $220 million before tax and related mainly to disposal profits on the sale of the Group's common interest in Altura Energy, the sale of the Alliance refinery and the divestment of exploration and production interests in Trinidad, the UK and the USA, partially offset by the loss on sale of certain Venezuelan upstream interests and on the subvention of Singapore Aromatics Company bank loans in connection with the closure of our joint venture. The disposals in 2000 were part of the asset divestment programme.

       In 1999 the net exceptional losses of $2,280 million before tax comprised restructuring costs of $1,943 million and a net loss on sales of businesses and fixed assets or termination of operations of $337 million. The restructuring costs arose from restructuring activity across the Group following the merger of BP and Amoco at the end of 1998 and relate predominantly to the Group's US operations. The main areas of activity were the elimination of duplication in the former BP and Amoco operations and ongoing restructuring to adapt to the changing business environment, and some further outsourcing. The major elements of the restructuring charges comprised employee severance costs ($1,212 million) and provisions to cover future rental payments on surplus leasehold office accommodation and other property ($297 million). Also included in the restructuring charges were office closure costs, contract termination payments and asset write-offs. The cash outflow for these restructuring charges during 1999 was $976 million and in 2000 was $446 million.

       Sales of businesses and fixed assets in 1999 included the sale of distribution terminals and service stations in the USA mandated by the Federal Trade Commission in connection with the BP and Amoco merger. As part of the asset divestment programme, the Group disposed of its Canadian oil properties, its interest in the Pedernales oil field in Venezuela and certain chemicals operations.

      In 1998 sales of businesses and fixed assets generated net profits before tax of $1,048 million. The principal sales were exploration and production properties in the USA and Papua New Guinea, the refinery in Lima, Ohio, the sale and leaseback of the Amoco building in Chicago, Illinois, the retail network in the Czech Republic, the Adibis fuel additives business and a speciality chemicals distribution business. Also included was the disposal by the BP/Mobil European joint venture of its retail network in Belgium. Merger transaction costs of $198 million in respect of advisers' fees and expenses were incurred in 1998.

Business Operating Results

      Total replacement cost operating profit, which is arrived at before inventory holding gains and losses, interest expense, taxation and minority interests, and before exceptional items, was $17,756 million in 2000, $8,894 million in 1999 and $6,521 million in 1998. The business results which follow are presented on this basis.

Exploration and Production

                                                                                    Years ended December 31,
                                                                                   --------------------------
                                                                                    2000      1999       1998
                                                                                   -----     -----      -----

Total replacement cost operating profit............. ($ million)                  14,012     6,983      3,173
Results included:
   Exploration expense.............................. ($ million)                     599       548        921
Key statistics:
      Average BP oil realizations................... ($ per barrel)                26.63     16.74      12.06
      Average West Texas Intermediate oil price..... ($ per barrel)                30.38     19.33      14.38
      Average Brent oil price....................... ($ per barrel)                28.44     17.94      12.73
      Average BP US natural gas realizations........ ($ per thousand cubic feet)    3.72      2.06       1.82
      Average Henry Hub gas price (a)............... ($ per thousand cubic feet)    3.90      2.27       2.20
Crude oil production (net of royalties) (b)......... (mb/d)                        1,928     2,061      2,049
Natural gas production (net of royalties) (b)....... (mmcf/d)                      7,609     6,067      5,808
Total production (net of royalties) (b)(c).......... (mboe/d)                      3,240     3,107      3,050

----------

(a)   Henry Hub First of Month Index.

(b)   Includes BP's share of associated undertakings.

(c) Expressed in thousands of barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet : 1 million barrels.

      The replacement cost operating profit for 2000 was $14,012 million compared with $6,983 million in 1999. The result for 2000 reflects a contribution from ARCO for the period from April 14, 2000. In addition, the result is after charging special items of $524 million, and depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO acquisition of $1,174 million. Special items in 1999 amounted to $299 million.

      The improved result, when compared with a year ago, reflected significantly higher oil and natural gas prices, the ARCO acquisition and operational improvements. Our average realized oil prices were $9.89 a barrel higher and North American natural gas prices (i.e. in our principal gas market) were 76% above their 1999 level.

      Hydocarbon production in 2000 was also at record levels, with the year up 4% on 1999. Higher underlying (excluding the net impact of acquisitions and divestments) gas production and the ARCO acquisition more than offset lower oil production caused by the disposal of our common interest in Altura Energy and other non-core properties and the effect of a reduced capital spending programme in 1999.

      The following table summarizes the changes in oil and gas production between 1999 and 2000. In order to present a meaningful comparison against 1999, the table adjusts the reported production in 1999 and 2000 to exclude the production from significant acquisitions and divestments. A separate reconciliation for ARCO is also provided.

Crude Oil and natural gas production movements                  Oil         Gas         Gas       Total
                                                              ------      ------      ------      ------
                                                              (mb/d)    (mmcf/d)    (mboe/d)    (mboe/d)
BP 1999 as reported (A).................................      2,061       6,067       1,046       3,107
Net acquisitions and divestments (B)
UK              Scott/Telford, other....................        (14)        (11)         (2)        (16)
Rest of Europe  ........................................        --          --          --          --
USA             Crescendo, Altura, Prudhoe Bay Unit
                 realignment, Western gas...............       (211)        (93)        (16)       (227)
Rest of World   Venezuela, others.......................        (54)        (41)         (7)        (61)
                                                             ------      ------      ------      ------
                                                               (279)       (145)        (25)       (304)
                                                             ------      ------      ------      ------
BP 1999 adjusted for divestments
 and acquisitions (C) [C=A-B]...........................      1,782       5,922       1,021       2,803
                                                             ======      ======      ======      ======

BP 2000 as reported (D).................................      1,928       7,609       1,312      3,240

Net acquisitions and divestments (E)
ARCO contribution April 14 to December 31, 2000.........       (182)     (1,578)       (272)      (454)
Altura, others..........................................        (43)        (35)         (6)       (49)
                                                             ------      ------      ------      ------
                                                               (225)     (1,613)       (278)       (503)
                                                             ------      ------      ------      ------
BP 2000 adjusted for divestments
 and acquisitions (F) [F=D-E]..........................       1,703       5,996       1,034       2,737
                                                             ======      ======      ======      ======

Variance 2000 vs 1999 (F-C)............................         (79)         74          13         (66)
                                                             ======      ======      ======      ======

%Increase (decrease)...................................          (4)%         1%                     (2)%



ARCO Reconciliation                                             Oil         Gas         Gas       Total
                                                             ------      ------      ------      ------
                                                              (mb/d)    (mmcf/d)    (mboe/d)    (mboe/d)
ARCO 1999 as reported (A)..............................         623       2,378         410       1,033
Less:divestments (B)
UK              North Sea 4th Round....................         (18)         --          --         (18)
Rest of Europe  .......................................          --          --          --          --
USA             Alaska, Long Beach.....................        (350)        (35)         (6)       (356)
Rest of World   Tunisia, Ecuador, Algeria..............         (19)         --          --         (19)
                                                             ------      ------      ------      ------
                                                               (387)        (35)         (6)       (393)
                                                             ------      ------      ------      ------

ARCO 1999 adjusted for divestments (C) [C=A-B].........         236       2,343         404         640
                                                             ======      ======      ======      ======

ARCO 2000 adjusted for divestments (D).................         242       2,285         394         636
                                                             ======      ======      ======      ======

Variance 2000 vs 1999 (D-C)............................           6         (58)        (10)         (4)
                                                             ======      ======      ======      ======

%Increase (decrease)...................................          3%         (2)%                     --

      In 2000, finding and development costs averaged $3.29 a barrel of oil equivalent, against our ceiling of $3.50 per barrel. Unit lifting costs were reduced by 5% compared with 1999 to $2.50 per barrel of oil equivalent.

      In 2000, reserve replacement exceeded production for the seventh consecutive year, with 1.8 billion barrels of oil equivalent added to proved reserves through revisions, extensions, discoveries and improved recovery. This represents a reserve replacement ratio of 163%.

      During the year there were several developments in support of future hydrocarbon volume growth. In the North Sea we announced a $500-million enhanced oil recovery project at Magnus. In the deepwater Gulf of Mexico, the developments of King, King's Peak, Nakika and Horn Mountain were approved and industrial capacity of around $3 billion was secured for fabrication and installation of additional developments. In Vietnam, key elements of the $1.3-billion gas project were signed. In Alaska, a joint feasibility study for a pipeline to transport gas to the rest of the USA and Canada was agreed.

      We recorded significant exploration success in 2000. Progress in the Gulf of Mexico deepwater continued with the discovery of Crazy Horse North which, with the adjacent Crazy Horse, discovered in 1999, has increased estimated recoverable resources in this complex. In Angola we made seven offshore discoveries, including two in the BP - operated Block 18, bringing the total of successes to 23 out of 26 wells drilled since 1996. We made two large gas finds offshore Trinidad, one of them the largest-ever in the Caribbean region.

      Advances in technology sharpened our performance. We applied new fibre-optic sensors in many wells to monitor pumps, pressures and flow rates, thus reducing operating costs and boosting production capacities. We added capability to our seismic imaging tools, allowing us to discern the shape of hydrocarbon reservoirs more clearly, and worked with suppliers to develop a high-strength steel to reduce the cost of gas pipelines.

      Our strategic plans to upgrade the portfolio continued with the acquisition of the minority interest in Vastar and the sale of BP's common interest in Altura Energy. We also agreed with partners to realign our oil and gas interests in Prudhoe Bay, allowing us to optimize operations and strengthen our gas position significantly.

      Capital expenditure and acquisitions rose substantially to $6,383 million in 2000 from $4,194 million in 1999. This was largely attributable to increases in development drilling in the North American gas business, the Northstar project in Alaska, Egypt gas development and projects in the Gulf of Mexico deepwater.

      During 2001 many new projects are expected to come on stream, including six major oil and natural gas fields in the Gulf of Mexico, Alaska, Angola, Egypt and Norway.

      In 1999, replacement cost operating profit was $6,983 million, an improvement of 120% over the equivalent result of 1998. The result is after charging special items of $299 million in 1999. Special items in 1998 amounted to $393 million. Our oil realizations were $4.68 a barrel higher and North American natural gas prices were 13% above their 1998 level. These environmental benefits were significantly complemented by cost savings.

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

      Crazy Horse was only one of a number of major finds in 1999. In the Gulf of Mexico we announced the discovery of three other fields - Holstein, Atlantis and Mad Dog. In Angola our exploration success continued with eight new discoveries. Elsewhere there were large natural gas finds in Azerbaijan's offshore waters and in Australia's North West Shelf. In December 1999, a consortium, in which BP has a 35% interest, announced that it had been awarded a deep water concession offshore Brazil, the BFZ-2 block.

Gas and Power

                                                                    Years ended December 31,
                                                                  --------------------------
                                                                   2000      1999       1998
                                                                   ----     -----      -----

Total replacement cost operating profit...........   ($ million)    186       211         58
Total gas sales volumes (a).......................   (mmcf/d)    14,471     8,930      8,519

----------

(a)   Includes marketing, trading and supply sales.

      The Gas and Power business, which is reported separately from January 1, 2000, is responsible for BP's world-wide gas marketing activities (although some long term gas sales contracts are also included within the Exploration and Production business) and all business development opportunities in natural gas, including gas-fired power generation. The Gas and Power stream has responsibility for the shareholding in Ruhrgas, BP's existing gas marketing and trading operations in the UK and North America, and world-wide power development activities. Gas and Power has established business development operations in Latin America, the Mediterranean, the Caspian region, the Middle East, Northern Europe, China and the Asia-Pacific region.

      The replacement cost operating profit for 2000 was $186 million compared with $211 million in 1999. The result for 2000 includes a contribution from ARCO for the period from April 14, 2000. The improved income from operations partly offset increased business development costs.

      Increased gas sales in North America, the UK and Spain contributed to total sales of 14.5 billion cubic feet per day.

      The following table summarizes the changes in gas sales volumes between 1999 and 2000. In order to present a meaningful comparison against 1999, the table adjusts the reported amounts in 1999 and 2000 to exclude the contribution from significant acquisitions.

                                                                                    Year
Gas sales volumes movements                                                  -----------
                                                                                (mmcf/d)

BP 1999 as reported (A)..................................................          8,930
                                                                                  ======
BP 2000 as reported (B)..................................................         14,471

Less acquisitions (C)
ARCO....................................................................          (2,194)
Progas..................................................................          (1,236)
                                                                                  ------
                                                                                  (3,430)
                                                                                  ------
BP 2000 adjusted for acquisitions (D) [D=B-C]...........................          11,041
                                                                                  ======
Variance 2000 vs 1999 (D-A).............................................           2,111
                                                                                  ======
%Increase ..............................................................             24%

      We became the first non-Spanish company to win customers in Spain's newly deregulated gas market. Work began on the liquefied natural gas (LNG) regasification terminal and gas-fired power station at Bilbao, Spain, and we agreed a 20-year $2.5-billion sale of LNG to power plants in the Dominican Republic. In North America acquisitions improved our wholesale and marketing capabilities. We invested in GreenMountain.com, the leading US consumer marketer of green energy and reached agreement with PetroChina to establish a gas marketing joint venture in eastern China. We became the first oil and gas company to order new-build LNG vessels not tied to a single gas source or customer.

      Capital expenditure and acquisitions was $279 million compared with $18 million in 1999. Expenditure in 2000 included $125 million for the first two instalments on two LNG ships and investment in GreenMountain.com.

      The replacement cost operating profit for 1999 was $211 million compared with $58 million in 1998. The result for 1998 is after charging special items of $92 million. Apart from the impact of special charges, the increase of $61 million in 1999 represents an increase in income from operations.

      Gas sales increased from 8.5 billion cubic feet per day in 1998 to 8.9 billion cubic feet per day in 1999, driven mainly by growth in North America.

      During 1999, we acquired all of the shares we did not own in Canada's second largest natural gas supply aggregator, ProGas. ProGas is based in Calgary, Alberta, and purchases gas from approximately 170 producers in the western Canadian Sedimentary Basin. It markets 1.45 bcf/d of gas across North America.

Refining and Marketing

                                                                 Years ended December 31,
                                                                 -----------------------
                                                                  2000(a)  1999(a)  1998(a)
                                                                 -----    -----    -----

Total replacement cost operating profit...($ million)            3,908    1,840    2,564
Global Indicator Refining Margin (b)......    ($/bbl)             4.22     1.24      2.1
Refinery throughputs......................     (mb/d)            2,916    2,522    2,698
Total marketing sales ....................     (mb/d)            3,756    3,186    3,137

----------

(a) Includes BP's share of the BP/Mobil European joint venture until August 1, 2000.

(b) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields charateristic of the typical level of upgrading capacity.

      Refining and Marketing had an outstanding year in 2000, with record results and a highly competitive return on fixed assets.

      The replacement cost operating profit for 2000 was $3,908 million compared with $1,840 million in 1999. The result for 2000 includes a contribution from ARCO for the period from April 14, 2000, a contribution from Burmah Castrol for the period from July 7, 2000 and reflects the full consolidation of the BP/Mobil European fuels business from August 1, 2000. In addition, the result is after charging special items of $595 million and depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions of $440 million. Special items in 1999 amounted to $242 million. The 2000 result benefited from cost reductions and a strong oil trading performance.

      In 2000, refining margins were stronger in all regions than in 1999, and NGL margins were generally strong. Marketing margins came under pressure due to the inability to pass through high product prices in competitive markets.

      The acquisition of ARCO gave us coast-to-coast market access in the USA and the acquisition of Burmah Castrol significantly increased our lubricants activities throughout the world. Since unveiling our new global brand, sites in the USA and Europe are preparing for conversion during 2001. In emerging markets, fuel sales rose by 22% and we opened 75 new retail sites in Latin America, Poland, Russia and Africa. Growth in aviation fuel sales was strong. In August 2000, we completed the purchase of ExxonMobil's 30% interest in the BP/Mobil European fuels business for $1.5 billion.

      The following table summarizes changes in refinery throughputs and marketing sales volumes between 1999 and 2000. In order to present a meaningful comparison against 1999, the table adjusts the reported amounts in 1999 and 2000 to exclude the contribution from significant acquisitions and divestments.

                                                           Refining               Marketing
Refining and Marketing volume movements                 throughputs                   sales
                                                        -----------             -----------
                                                           (mb/d)                  (mb/d)
BP 1999 as reported (A)............................           2,522                   3,186
Alliance divestment (B)............................            (250)                     --
                                                             ------                  ------
BP 1999 adjusted for divestments (C) [C=A-B]                  2,272                   3,186
                                                             ======                  ======
BP 2000 as reported (D)............................           2,916                   3,756

Net acquisitions and divestments (E)
ARCO...............................................            (334)                   (352)
ExxonMobil share of the former BP/Mobil
  European fuels JV................................            (113)                   (133)
Burmah Castrol.....................................              --                     (16)
Alliance...........................................            (228)                     --
                                                             ------                  ------
                                                               (675)                   (501)
                                                             ------                  ------
BP 2000 adjusted for acquisitions (F) [F=D-E]                 2,241                   3,255
                                                             ======                  ======
Variance 2000 vs 1999 (F-C)                                     (31)                     69
                                                             ======                  ======
%Increase (decrease)                                            (1)%                     2%

       During 2000 we commercialized a novel process to remove sulphur from gasoline and diesel at low cost and with no loss of octane. This is helping to advance the rate at which we introduce new clean fuels. By the end of 2000, cleaner fuels had gone on sale in 56 cities worldwide, against a target of 40.

      Capital expenditure and acquisitions in 2000 was $8,750 million compared with $1,634 million in 1999. The Group's capital expenditure on refinery assets, including environmental expenditures and investments in line with regulatory requirements to improve product quality, totalled $1,642 million in 2000 compared with $607 million in 1999. During 2000 our Bulwer Island refinery in Queensland, Australia, commissioned a new hydrocracker complex three months ahead of schedule. We completed a project at Sines, Portugal, to develop a liquefied petroleum gas storage cavern, and progressed a similar project at Ningbo on the Chinese coast. These are examples of a number of initiatives undertaken as part of our drive for cleaner fuels. Capital expenditure on marketing assets amounted to $7,108 million in 2000 compared with $1,027 million in the previous year. The substantial increase in 2000 reflects the acquisition of Burmah Castrol and ExxonMobil's share of the BP/Mobil European joint venture.

      In 2000, as part of the Company's global refining strategy we completed the sale to Tosco Corporation of the Alliance refinery in Louisana and announced the intended disposal of three US refineries and their associated facilities. The three refineries -- Salt Lake City in Utah, Mandan in North Dakota and Yorktown in Virginia -- have a combined capacity of 177,000 barrels a day. In addition to the US refineries we have announced the intention to sell our 30% interest in our Singapore refinery of which BP's share is 78,000 barrels a day. The refineries will continue to operate normally during the sales process. It is anticipated that the sales process will be completed by mid-2001.

      During 2001, we plan to open more than 300 BP Connect convenience retail sites worldwide sporting the new helios brand mark as part of a longer-term reimaging plan. The cost of rebranding existing sites in 2001 is expected to be around $190 million. In total, we plan to have the new helios brand mark in place on more than 5,000 sites by the end of 2001.

      In 1999, Refining and Marketing achieved a highly competitive return on fixed assets despite plummeting margins in refining, which fell by 48% compared with the previous year. Replacement cost operating profit of $1,840 million represented a decrease of 28% compared with 1998. The result is after charging special items of $242 million in 1999. There were no special charges in 1998. Apart from the impact of special charges the decrease reflects the rise in the price of crude oil and refined products and consequent tightening of margins. The deterioration in the refining environment led to run cuts at a number of refineries. The pressure on marketing margins reflected rising product prices which could not be fully recovered in the market. Significant cost reductions moderated the effect of the harsher trading environment.

       In 1999 retail volumes rose while shop revenues grew faster than the market at 6%, reflecting the strength of our convenience retail business in the USA and UK. More than 170 new retail sites were opened worldwide during the year, with 90 opened in Poland, China, Venezuela and Russia. Growth in our aviation business was strong, and Air BP was recognized as the World's Best Jet Fuel Marketer by an authoritative industry survey.

Chemicals

                                                                 Years ended December 31,
                                                               --------------------------
                                                                2000      1999       1998
                                                               -----     -----      -----
Total replacement cost operating profit.......... ($ million)    760       686      1,100
Chemicals Indicator Margin (a)...................  ($/te)        121(b)    114        139
Production volumes (c)...........................  (kte)      22,065    21,853     20,570

----------

(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broader range of products than our previous indicator. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are Fabrics and Fibres, plastic fabrications, poly alpha olefins, anhydrides, Engineering Polymers and Carbon Fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(b) Provisional. The data for the current year is based on eleven months of actual data and one month of provisional data.

(c) Includes BP share of associated undertakings and other interests in production.

      Chemicals' replacement cost operating profit was $760 million compared with $686 million in 1999. The results for 2000 and 1999 include special charges of $276 million and $247 million respectively. Productivity improvements in 2000 more than offset the effects of the weaker environment.

       Chemicals' demand was firm in the first half of 2000, but then weakened in the final two quarters as the global economy slowed. Annual production rose 1% to 22.1 million tonnes, despite operational difficulties at Grangemouth, Scotland. Several initiatives to promote cost and capital efficiency helped offset pressure on margins that were close to cyclical lows, as high oil and gas prices boosted feedstock costs. The weakness of the euro added pressure on margins in our European operations.

      Capital expenditure and acquisitions in 2000 was $1,585 million compared with $1,215 million in 1998. A major programme of UK investment continued with the successful commissioning of polypropylene and polyethylene units at Grangemouth.

      In 2000 our chemicals activities focused on areas of competitive advantage. We reached agreement in principle to acquire Bayer's 50% shareholding in the Erdolchemie joint venture in Germany; this represents the 50% of the joint venture we do not already own. Our polypropylene joint venture with ATOFINA was dissolved, giving us full control of assets at Grangemouth and a 50% share of production in Lavera, France. We commissioned a world-scale acetic acid plant in Malaysia and made progress on planning a $2.5-billion ethylene and derivatives joint venture near Shanghai in China. In November construction began of a $360-million PTA plant at Zhuhai in southern China, and another PTA plant was announced in Taiwan. We announced several related deals with Solvay of Belgium, involving assets with a combined turnover of $2.6 billion.

       During  2001,  petrochemicals  capacity  is  planned to be  increased  at
Grangemouth   and  Hull  in  the  UK,  and  in  Canada,   production  of  linear
alpha-olefins is scheduled to begin at a new world-scale facility.

      In 1999, replacement cost operating profit was $686 million compared with $1,110 million in 1998. The result is after charging special items of $247 million in 1999. Special charges in 1998 were $50 million. Chemicals margins in several commodity product areas fell to levels below the low points seen in previous cycles. At the same time the effects of the financial crisis in Asia continued to be felt, especially in Europe, where weakness of the euro also contributed to pressure on margins. This adverse external environment was offset partially by a clear focus on cost reductions and releasing the value of the merger of BP and Amoco. Total volume of product manufactured rose by 6% to an all-time record of 21.9 million tonnes as new capacity came on stream and production reliability increased. These increases in production were partly offset by disposals.

      In 1999 we disposed of the Verdugt acid salts business in Europe, the Plaskon electronic materials business based in the USA and Singapore, our share of the olefins cracker in Wilton, UK, the US Fibers and Yarns business and the Plaspack Kunststoffe plastic net and webbing business and we completed the sale and leaseback of railcars in the USA. In addition, we announced the closure of our joint-venture Singapore Aromatics complex. In 2000, BP refinanced this entity's bank loans and sold its interest in this entity to ExxonMobil, resulting in a loss of $209 million ($148 million after tax).

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

Other Businesses and Corporate

                                                                 Years ended December 31,
                                                               --------------------------
                                                                2000      1999       1998
                                                               -----     -----      -----

Replacement cost operating loss........  ($ million)          (1,110)     (826)      (374)

      Other Businesses and Corporate comprises Finance, BP Solar, our coal and aluminium assets, our investments in PetroChina and Sinopec, interest income and costs relating to corporate activities worldwide.

       The net cost of Other Businesses and Corporate in 2000 amounted to $1,110 million. This includes a contribution from ARCO for the period from April 14, 2000 and special charges of $488 million.

      BP Solar production and shipments for 2000 were 31% higher than in 1999. A total of 42 megawatts (MW) of solar panel generating capacity was sold in 2000 (1999, 32 MW and 1998, 27 MW).

      During 2000, we purchased a 2.2% interest in PetroChina for $578 million and a 2.2% interest in Sinopec for $416 million - two of Asia's largest oil and natural gas companies.

       The net cost of Other Businesses and Corporate of $826 million for 1999 included $398 million for rationalization costs following the BP and Amoco merger.

Interest Expense

      Interest expense in 2000 was $1,770 million compared with $1,316 million in 1999. These amounts included special charges of $111 million and $24 million respectively, arising from the early redemption of bonds. After adjusting for these special charges, the increase in Group interest expense in 2000 reflected higher debt and interest rates.

       Interest expense in 1999 was $1,316 million compared with $1,177 million in 1998. The increase reflected lower capitalized interest and higher average debt, the effects of which were partly offset by lower interest rates.

Taxation

      The charge for corporate taxes in 2000 was $4,972 million compared with $1,880 million in 1999, and $1,520 million in 1998. The effective tax rate on historical cost profit was 29% in 2000, 27% in 1999 and 32% in 1998. The higher rate in 2000 compared to 1999 reflects the non-deductibility for tax purposes of ARCO and Burmah Castrol acquisition amortization; the reduced impact of beneficial timing differences due to the higher level of income; and reduced untaxed inventory holding gains, partly mitigated by the utilization of significant brought-forward tax credit balances. The lower rate in 1999 compared with 1998 was due to the impact of unrelieved inventory holding losses in 1998, partly offset by the low tax relief on net exceptional losses in 1999.

      The effective tax rate on replacement cost profit before exceptional items was 29% (27% after adjusting for special items and acquisition amortization), compared with 28% in 1999 and 25% in 1998. The higher rate in 2000 was caused by the non-deductability for tax purposes of the acquisition amortization and the reduced impact of beneficial timing differences due to the higher level of income. The increase in effective rate in 1999 over 1998 reflected the effects of tax on inventory holding gains in 1999 and inventory holding losses in 1998.

Outlook

      The overall trading environment is expected to remain generally positive, notwithstanding less favourable economic conditions than those experienced in 2000. Oil and gas prices are likely to remain volatile, in a trading range below the peaks seen during 2000. Refining margins should continue to be supported by tightness in product stocks, though in the first quarter the effect of strengthened margins in the USA were more than offset by weaker margins in Europe and Asia. Marketing margins are likely to reflect competitive pressures after recent falls in the oil price. The chemicals trading environment is likely to come under further pressure from a moderation in economic growth and increasing supply capacity.

Environmental Expenditure

                                                                 Years ended December 31,
                                                               --------------------------
                                                                2000      1999       1998
                                                               -----     -----      -----
                                                                        ($ million)

Operating expenditure.......................................     653       414        446
Capital expenditure.........................................     298       246        426
Clean-ups...................................................      81        92        129
New provisions for environmental remediation................     228       145         13
New provisions for decommissioning..........................     139        80        130


      Operating and capital expenditure on the prevention, control, abatement or elimination of air, water and solid waste pollution is often not incurred as a discrete identifiable transaction. Instead, it forms part of a larger transaction which includes, for example, normal maintenance expenditure. The figures for environmental operating and capital expenditure in the table are therefore estimates, based on the definitions and guidelines of the American Petroleum Institute.

       Environmental operating and capital expenditures were higher in 2000 principally due to the inclusion of ARCO and Burmah Castrol. Similar levels of operating and capital expenditure are expected in the foreseeable future. In addition to operating and capital expenditures, we also create provisions for future environmental remediation. Expenditure against such provisions is normally incurred in subsequent periods and is not included in environmental operating expenditure reported for such periods. Included within special items is a charge of $170 million relating to environmental liabilities at certain US sites. The charge appears within operating expenditure ($50 million) and in new provisions for environmental remediation ($120 million).

       Provisions for environmental remediation are made when a clean-up is probable and the amount reasonably determinable. Generally, their timing coincides with commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

       The extent and cost of future remediation programmes are inherently difficult to estimate. They depend on the scale of any possible contamination, the timing and extent of corrective actions, and also the Group's share of the liability. Although the cost of any future remediation could be significant, and may be material to the result of operations in the period in which it is recognized, we do not expect that such costs will have a material effect on the Group's financial position or liquidity. We believe our provisions are sufficient for known requirements; and we do not believe that our costs will differ significantly from those of other companies (with similar assets) engaged in similar industries or that our competitive position will be adversely affected as a result.

       In addition, we make provisions over the useful lives of our oil- and gas-producing assets and related pipelines to meet the cost of eventual decommissioning. Provisions for environmental remediation and decommissioning are usually set up on a discounted basis, as required by Financial Reporting Standard No.12, `Provisions, Contingent Liabilities and Contingent Assets'. Further details of decommissioning and environmental provisions appear in Item 18 -- Note 27 of Notes to Financial Statements. See also Item 4 -- Information on the Company -- Environmental Protection.

Insurance

       The Group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered an economic means of financing losses for the Group. Losses will therefore be borne as they arise rather than being spread over time through insurance premia with attendant transaction costs. The position will be reviewed periodically.

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

      BP's commercial and financial processes were successfully adapted to allow its European operations to undertake transactions in the euro and capture competitive advantage offered by the new currency, from January 1, 1999. In common with experience generally across Europe, the actual level of transactions in euros for our businesses continues to be low. The currency of accounting records and the related systems are now being converted to euros. The capability to conduct business in the former national currencies will be retained as long as necessary. The costs associated with the euro programme are estimated at $100 million, of which some $60 million had been incurred and expensed by the end of 2000.

       It is difficult to predict whether the euro will affect the level or volatility of foreign exchange rates. However, we do not expect that the introduction of the euro will have a significant effect on the Group's results of operations, its financial position or liquidity.

                         LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

                                                                 Years ended December 31,
                                                               --------------------------
                                                                2000      1999       1998
                                                               -----     -----      -----
                                                                        ($ million)
Net cash inflow from operating activities...................  20,416    10,290      9,586
Net cash inflow (outflow) ..................................   3,743       (82)      (906)

      Net cash inflow for the year was $3,743 million, compared with an outflow of $82 million in 1999. This results from an almost doubling of operating cash flow partially offset by higher tax payments and net cash outflows from capital expenditure, acquisitions and disposals.

      Net cash inflow from operating activities increased to $20,416 million in 2000 from $10,290 million in 1999. The main factor in this improvement was the increased operating earnings.

      Dividends from joint ventures and associated undertakings decreased from $1,168 million in 1999 to $1,039 million in 2000. The principal factor in this decrease was the dissolution in August, 2000 of the BP/Mobil European joint venture partially offset by an increase in dividends from other associated undertakings. The net cash outflow from servicing of finance and returns from investments decreased to $892 million from $1,003 million in 1999, principally because of the lower payment of dividends to minority shareholders. The increase in interest payments was largely offset by the increase in interest receipts. Tax payments rose to $6,198 million in 2000 from $1,260 million in 1999 reflecting increased taxation as a result of higher profits and approximately $1.6 billion relating to the FTC mandated disposal of ARCO's Alaskan businesses and certain pipeline interests in the Lower 48 States, which are accounted for under the allocation of purchase price as opposed to the current tax charge.

      Payments for capital expenditures on fixed assets net of proceeds from sales of fixed assets, amounted to $7,072 million, an increase of $1,687 million on 1999. Higher capital expenditure in 2000 was partly offset by higher disposal proceeds. We are targeting annual investment in the $12-13 billion range over the period 2001-2003 which is consistent with historic levels of investment for the enlarged group.

      Acquisitions and disposals of businesses produced a net cash inflow of $865 million compared with $243 million in 1999. The increase in disposal proceeds of $7,041 million, which included $6,803 million for the FTC mandated sales, was largely offset by increased spend on acquisitions and investments in associated undertakings.

      Overall net cash outflow for capital expenditure and acquisitions, net of disposals, was $6,207 million (1999 $5,142 million).

      Dividend payments increased to $4,415 million from $4,135 million in 1999 reflecting the increase in shares in issue as a result of the ARCO acquisition and the dividend increase in the third quarter of 2000, partially offset by share repurchases during the year.

      Net cash outflow for 1999 was $82 million compared with $906 million in 1998. The change reflected improved operating results and lower net capital expenditure, partly offset by restructuring and integration costs and higher dividend payments.

      Net cash inflow from operating activities increased to $10,290 million in 1999 from $9,568 million in 1998. The main factors in this improvement were increased operating earnings offset to a large extent by an increase in the funding requirement for working capital caused by the increase in oil prices.

      Dividends from joint ventures and associated undertakings increased from $966 million in 1998 to $1,168 million in 1999. The principal factor in this increase was improved results from the BP/Mobil joint venture partially offset by a decrease in dividends from other associated undertakings. The net cash outflow from servicing of finance and returns from investments increased to $1,003 million from $825 million in 1998, principally as a result of higher interest payments being made on the higher average level of debt. Tax payments fell from $1,705 million in 1998 to $1,260 million in 1999 reflecting a degree of lag in the timing of tax payments.

      Payments for capital expenditures on fixed assets net of proceeds from sales of fixed assets in 1999, amounted to $5,385 million, a reduction of $1,913 million on 1998. This reduction was a result of the Group's decision to increase the focus of its capital programme.

      Acquisitions and disposals of businesses produced a net cash inflow of $243 million compared with $778 million in 1999. The major element of this reduction in cash inflow was the turnaround of the funding of joint ventures from a net release of funds in 1998 of $708 million to a net requirement of $750 million in 1999. This increase in cash outflow was partially offset by an increase in proceeds from the sale of businesses which amounted to $1,292 million in 1999 compared with $780 million in 1998. Also within this net reduction were cash outflows for acquisitions and investments in associated undertakings which amounted to $299 million, a decrease of $411 million over 1998.

      Dividend payments increased by $1,727 million to $4,135 million in 1999. This reflected the termination of the former BP share dividend plan and the fifth dividend payment in 1999 due to the harmonization and acceleration of the payment timetable.

Financing the Group's Activities

      The Group's principal commodity, oil, is priced internationally in dollars. Group policy has been to minimize economic exposure to currency movements by financing operations with US dollar debt wherever possible, otherwise by using currency swaps when funds have been raised in currencies other than dollars.

      The Group's finance debt is almost entirely in US dollars. Net debt, that is debt less cash and liquid resources, was $19,359 million at the end of 2000, an increase of $6,336 million over the year. Gross debt consisted of long term borrowings of $14,772 million and short term borrowings of $6,418 million. Net debt of $6,579 million was acquired with ARCO and Burmah Castrol. Following the acquisitions, the Group repurchased $960 million of outstanding debt in order to provide greater financing flexibility for the future. The ratio of net debt to net debt plus equity was 21%, compared with 23% a year ago. After adjusting for the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, the ratio of net debt to net debt plus equity was 27%. We expect to keep this adjusted ratio in the range of 20-30%. The maturity profile and fixed/floating rate characteristics of the Group debt are described in Item 18 -- Financial Statements -- Note 25.

      At December 31, 2000 contracts had been placed for authorized future capital expenditure estimated at $4,141 million, mainly in respect of exploration and production activities. Such expenditure is expected to be financed largely by cash flow from operating activities. At December 31, 2000, the Group had available undrawn committed borrowing facilities of $3,450 million ($3,000 million at December 31, 1999).

      BP has in place a Debt Issuance Programme (the Programme). Under the Programme certain subsidiaries of the Group may from time to time issue debt securities guaranteed by the Company. The debt may have a minimum maturity of one month and no maximum maturity. Aggregate debt outstanding under the Programme will not at any time exceed $6 billion or the equivalent in other currencies. At March 30, 2001, the amount drawn down against this Programme was $2,237 million.

      BP believes that, taking into account unutilized market facilities, the Group has sufficient working capital for foreseeable requirements.

Liquidity Risk

      Liquidity risk is the risk that suitable sources of funding for the Group's business activities may not be available. The Group has long-term debt ratings of Aa1 and AA+ assigned respectively by Moody's and Standard and Poor's. The Group has access to a wide range of funding at competitive rates through the capital markets and banks. It co-ordinates relationships with banks, borrowing requirements, foreign exchange requirements and cash management centrally. The Group believes it has access to sufficient funding and has also undrawn committed borrowing facilities to meet currently foreseeable borrowing requirements. At December 31, 2000, the Group had available undrawn committed facilities of $3,450 million. These committed facilities, which are mainly with a number of international banks, expire in 2001. The Group expects to renew the facilities on an annual basis.

Credit Risk

      Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group's normal commercial operations is controlled by individual operating units within guidelines. In addition, as a result of its use of financial and commodity instruments, including derivatives, to manage market risk, the Group has credit exposures through its dealings in the financial and specialized oil and gas markets. The Group controls the related credit risk by entering into contracts only with highly credit-rated counterparties and through credit approvals, limits and monitoring procedures, and does not usually require collateral or other security. Counterparty credit validation, independent of the dealers, is undertaken before contractual commitment. The Group has not experienced material non-performance by any counterparty.

ITEM 6 -- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                         DIRECTORS AND SENIOR MANAGEMENT

      The following lists the 21 directors on the board and the company secretary.

                                                                              Initially elected
Name                                                                          or appointed
------                                                                        --------------
P D Sutherland................   Non-executive co-chairman (a)                Chairman since May 1997
                                                                              Director since July 1995
Sir Ian Prosser...............   Non-executive deputy chairman (a)(b)(c)      Deputy chairman since
                                                                              February 1999
                                                                              Director since May 1997
Sir John Browne...............   Executive director (Group chief executive)   September 1991
Dr J G S Buchanan.............   Executive director                           October 1996
R F Chase.....................   Executive director (Deputy group chief       March 1992
                                 executive)
W D Ford......................   Executive director                           January 2000
Dr C S Gibson-Smith...........   Executive director                           September 1997
Dr B E Grote..................   Executive director                           August 2000
R L Olver.....................   Executive director                           January 1998
R S Block.....................   Non-executive director (a)(d)                December 1998
J H Bryan.....................   Non-executive director (a)(c)                December 1998
E B Davis, Jr.................   Non-executive director (a)(b)(c)             December 1998
R J Ferris....................   Non-executive director (a)(b)                December 1998
C F Knight....................   Non-executive director (a)(b)                October 1987
F A Maljers...................   Non-executive director (a)(d)                December 1998
Dr W E Massey.................   Non-executive director (a)(d)                December 1998
H M P Miles...................   Non-executive director (a)(c)(d)             June 1994
Sir Robin Nicholson...........   Non-executive director (a)(b)                October 1987
M H Wilson....................   Non-executive director (a)(c)                December 1998
Sir Robert Wilson.............   Non-executive director (a)(c)(d)             July 1998
The Lord Wright of Richmond...   Non-executive director (a)(b)                October 1991
J C Hanratty..................   Secretary                                    October 1994

----------
(a)    Member of the Chairman's Committee.

(b)    Member of the Remuneration Committee.

(c)    Member of the Audit Committee.

(d)    Member of the Ethics and Environment Assurance Committee.

      Mr H L Fuller retired as executive co-chairman and director of the board on March 31, 2000. Mr B K Sanderson retired as an executive director on September 30, 2000. Dr B E Grote was appointed an executive director with effect from August 3, 2000. Mrs R S Block will retire as a non-executive director on April 19, 2001, Dr C S Gibson-Smith will retire as an executive director on April 19, 2001 and the Lord Wright of Richmond will retire as a non-executive director on April 30, 2001.

      BP's articles of association require directors who have held office for three years or more since they were appointed or re-elected to retire from office at the Company's annual general meeting, together with directors appointed by the board since the last annual general meeting. Retiring directors may offer themselves for re-election. The directors retiring and offering themselves for re-election at this year's meeting are Sir John Browne, Mr H M P Miles, Sir Robin Nicholson, Mr R L Olver and Sir Ian Prosser. Dr B E Grote is standing for election by the shareholders.

       The biographies of the directors and the secretary are set out below.

       P D Sutherland, SC -- Peter Sutherland (54) rejoined BP's board in 1995 having previously been a non-executive director from 1990 to 1993. He was appointed chairman of BP in May 1997. He is chairman and managing director of Goldman Sachs International and is a non-executive director of Telefonaktiebolaget L M Ericsson, Investor AB and The Royal Bank of Scotland.

       Sir Ian Prosser -- Sir Ian (57) joined BP's board in 1997 and was appointed deputy chairman in February 1999. He is chairman of Bass, a non-executive director of GlaxoSmithKline and a vice president of the Council of the Brewers and Licensed Retailers Association.

       Sir John Browne, FREng -- Sir John (53) was appointed an executive director of BP in 1991 and group chief executive in 1995. He is a non-executive director of Goldman Sachs Group and Intel Corporation, a trustee of the British Museum and a member of the supervisory board of DaimlerChryser. He is also vice president and a member of the board of the Prince of Wales Business Leaders Forum.

      Dr J G S Buchanan -- John Buchanan (57), chief financial officer, was appointed an executive director of BP in 1996. He is a non-executive director of Boots and a member of the UK Accounting Standards Board.

      R F Chase -- Rodney Chase (57), deputy group chief executive, was appointed an executive director of BP in 1992. He is a non-executive director of Diageo and the BOC Group.

      W D Ford -- Doug Ford (57), chief executive, refining and marketing, was appointed an executive director of BP Amoco in January 2000. Before the merger of BP and Amoco he had been an executive vice president of Amoco since 1993. He is a non-executive director of USG Corporation.

      Dr C S Gibson-Smith -- Chris Gibson-Smith (55), executive director, policies and technology, was appointed an executive director of BP in 1997. He is a non-executive director of Lloyds TSB.

      Dr B E Grote -- Byron Grote (52), chief executive, chemicals, was appointed an executive director of BP Amoco in August 2000. From 1998 until May 2000 he was vice chairman of the UK Government's Public Services Productivity Panel.

       R  L  Olver  --  Dick  Olver  (54),  chief  executive,   exploration  and
production, was appointed an executive director of BP in January 1998. He is a non-executive director of Reuters Group.

      R S Block -- Ruth Block (70) joined Amoco's board in 1986. She retired as executive vice president and chief insurance officer of The Equitable in 1987. She is a non-executive director of Ecolab and 35 Alliance Capital Mutual Funds.

      J H Bryan -- John Bryan (64) joined Amoco's board in 1982. He is chairman of Sara Lee Corporation and a non-executive director of Bank One Corporation, General Motors Corporation and Goldman Sachs.

      E B Davis, Jr -- Erroll B Davis, Jr (56) joined Amoco's board in 1991. He is chairman, president and chief executive officer of Alliant Energy. He is a non-executive of PPG Industries and a member of the American Society of
Corporate  Executives,   Association  of  Edison  Illuminating  Companies,   the
Wisconsin Association of Manufacturers and Commerce, the Edison Electric Institute and the Electric Power Research Institute. He is also chairman of the board of trustees of Carnegie Mellon University.

      R J Ferris -- Richard Ferris (64) joined Amoco's board in 1981. He is a non-executive director of The Proctor & Gamble Company.

      C F Knight -- Charles Knight (65) joined BP's board in 1987. He is chairman of Emerson Electric and is a non-executive director of Anheuser-Busch, Morgan Stanley Dean Witter, SBC Communications and IBM.

      F A Maljers -- Floris Maljers (67) joined Amoco's board in 1994. He is a member of the supervisory boards of SHV Holding and Vendex N.V. He is chairman of the supervisory boards of KLM Royal Dutch Airlines, the Amsterdam Concertgebouw N.V. and Rotterdam School of Management, Erasmus University.

      Dr W E Massey -- Walter Massey (62) rejoined Amoco's board in 1993 having previously been a director from 1983 to 1991. He is president of Morehouse College and is a non-executive director of Motorola, Bank of America, McDonald's Corporation, the Mellon Foundation and the Commonwealth Fund.

      H M P Miles, OBE -- Michael Miles (64) joined BP's board in 1994. He is chairman of Johnson Matthey and a non-executive director of ING Baring Holdings and Balfour Beatty.

      Sir Robin Nicholson, F Eng, FRS -- Sir Robin (66) joined BP's board in 1987. He is a non-executive director of Rolls-Royce and served as a member of the UK Government's Council for Science and Technology from its inception in 1993 until 2000.

       M H Wilson -- Michael  Wilson (63) joined  Amoco's  board in 1993.  He is
chairman  and  chief   executive   officer  of  RT  Capital   Management  and  a
non-executive director of Manufacturers Life Insurance Company.

       Sir Robert Wilson, KCMG -- Sir Robert (57) joined BP's board in July 1998. He is chairman of Rio Tinto and a non-executive director of Diageo.

       The Lord Wright of Richmond, GCMG -- Lord Wright (69) joined BP's board in 1991, having been Permanent Under-Secretary and Head of the UK Diplomatic Service. He was a non-executive director of De La Rue until July 2000.

      J C Hanratty -- Judith Hanratty (57) joined BP in London in 1986 and was appointed company secretary in 1994. Miss Hanratty reports to the non-executive Chairman and is not part of executive management. She provides senior governance and legal counsel to the Board. She is a member of the Competition Commission, the Takeover Panel, the Council of Lloyd's of London and of the Lloyd's Market Board. A barrister, she is also a governor of the College of Law.

                                  COMPENSATION

       The Remuneration Committee determines the terms of engagement and remuneration of the executive directors.

Reward Philosophy

       The remuneration of executive directors in BP is based on the following guiding principles:

       -- Total rewards will be set at levels to attract, motivate and retain high-calibre and high-potential staff within a competitive global market

       -- Total potential rewards will be earned through achievement of demanding performance targets based on measures which will represent the best interests of shareholders in the short, medium and long term

       --   Incentive  plans,   performance   targets  and  conditions  will  be
            structured to be robust through all stages of the business cycle

       -- Overall levels of reward for meeting business targets will be competitive within a global market, while outstanding rewards will only be earned for delivering world-class results

       -- Remuneration policies and incentive plans will be designed to meet the highest standards of international practice.

      There are three elements of executive remuneration: performance-based components -- long-term; performance based components -- short-term; and fixed components. These are described in the following paragraphs.

Performance-based Components -- Long-term

      The Executive Directors' Long Term Incentive Plan (EDLTIP) was adopted by shareholders at the Annual General Meeting in April 2000 to provide long-term incentives specifically for the executive directors.

       The Plan has three elements:

Share Element

      The share element focuses on BP's performance against 'oil majors' over a period of three years. The specific performance measures and comparator companies are reviewed and approved annually by the Remuneration Committee.

      Performance units will be granted at the beginning of the period and converted to an award of shares at the end of the period based on performance against oil majors. The performance conditions and performance periods are similar to the Long Term Performance Plan (LTPP). The first grant under the EDLTIP will be made in 2001.

      The maximum award can be made only when performance has been ahead of the peer group on all measures. No award is made if performance is below median.

      After the award is made, shares are held in trust for three years before they are released to the individual.

Share Option Element

       The option element is reflective of BP's performance relative to a wide selection of global majors. The Remuneration Committee will take into account the ranking of the company's total shareholder return (TSR) against the TSR of the FTSE Global 100 group of companies over the three-year period preceding the date of grant. There are no further performance conditions on vesting.

Cash Element

       The  Remuneration   Committee  may,  in  special   circumstances,   grant
cash-based rather than share-based incentives. This element was not used in 2000.

Performance-based Components -- Short-term

Annual Bonus

       Bonus  targets are a mix of demanding  financial  targets and  leadership
objectives   relating  to  such  areas  as  safety,   environment,   people  and
organization.

       The specific measures as well as the level of bonus eligibility are reviewed and set annually by the Remuneration Committee.

Fixed Components

Salary

       Fixed sum, payable monthly in cash. Salaries are reviewed periodically in line with global markets. The appropriate survey groups are defined and analysed by a leading remuneration consultancy.

Pension

       Executive directors are eligible to participate in the appropriate pension schemes applicable in their home countries.

Benefits and Other Share Schemes

       Executive directors are eligible to participate in regular employee benefit plans applicable in their home countries, including health and life insurance. They are also eligible to participate in all-employee share schemes and savings plans applicable in their home countries.

Resettlement Allowance

       Expatriates may receive a resettlement allowance for a limited period.

2000 Remuneration for Executive Directors

                                          Shares
                         Performance     awarded
                       units granted       under        Share    2000 annual                 Benefits
Summary of           under 2000-2002   1997-1999       option    performance                and other
remuneration                    LTPP(a)     LTPP(b)    grants(c)       bonus    Salary     emoluments    2000 total   1999 total
                     ---------------   ---------        ------   -----------    ------     ----------    ----------   ----------
                                                             ($ thousand)
Sir John Browne.....         280,000     527,600      408,522          1,396     1,231            135         2,762        2,351
Dr J G S Buchanan...         154,000     323,400       75,189            771       680             76         1,527        1,400
R F Chase...........         174,000     329,800       85,215            873       770             80         1,723        1,552
W D Ford............         132,000          --      232,500            703       620            546(d)      1,869           --
Dr C S Gibson-Smith.         140,000     285,800       68,505            702       619            108         1,429        1,231
Dr B E Grote (e)....              --          --           --            255       225            171(d)        651           --
R L Olver...........         147,000     285,800       71,847            736       649             66         1,451        1,251
Directors leaving the
  board in 2000
H L Fuller..........              --          --    1,633,620             --       168            176           344        2,434
B K Sanderson.......              --     329,800           --            578       510            947(f)      2,035        1,433
------------

       The table above represents remuneration received by executive directors in the 2000 financial year, with the exception of the 2000 annual bonus which was earned in 2000 but paid in 2001. A conversion rate of (pound)1 = $1.51 has been used for 2000, (pound)1 = $1.62 for 1999.

----------
(a) Performance units granted under the 2000-2002 LTPP are converted to shares at the end of the performance period. Maximum of two shares per performance unit.
(b) Gross award of shares. Sufficient shares are sold to pay for tax applicable. Remaining shares are held in trust until 2003 when they are released to the individual.
(c)   Options granted in May 2000 have a grant price of(pound)5.99  ($9.04).
(d) Includes resettlement allowance for Mr Ford and Dr Grote of $540,000 and $171,000 respectively.
(e) Includes remuneration received since appointment as executive director on August 3, 2000.
(f) Includes ex gratia payment of $679,500 and payment for unused leave of $169,875.

Executive Directors' Long-term Incentives

Long Term Performance Plan (LTPP) and Share Element

      The 2000 award relates to the 1997-1999 LTPP and the 2001 award relates to the 1998-2000 LTPP. The shares upon award have a minimum three years' retention in trust and no shares will be released until the director has a personal holding of BP shares equivalent to 5 x base salary.


Performance period of Plan           1997-1999           1998-2000           1999-2001           2000-2002
                                  ---------------     ---------------     ---------------     ---------------
Year of award                           2000                2001                2002                2003
                                  ---------------     ---------------     ---------------     ---------------
Performance measures (a)               SHRAM             SHRAM              SHRAM, EPS           SHRAM, EPS
                                                                             and ROACE            and ROACE
                                  ---------------     ---------------     ---------------     ---------------
                                   Actual award        Actual award           Maximum             Maximum
                                                                                award               award
                               (shares)  (value)(b) (shares)  (value)(c)      (shares)            (shares)
                                ------   ------      ------   ------           ------              ------
                                    ($ thousand)         ($ thousand)
Current executive directors
Sir John Browne.............   527,600    3,649     532,600    4,356          540,000            560,000
Dr J G S Buchanan...........   323,400    2,237           0(d)    --          320,000            308,000
R F Chase...................   329,800    2,281     339,000    2,773          360,000            348,000
W D Ford (e)................        --       --          --       --               --            264,000
Dr C S Gibson-Smith.........   285,800    1,977     297,400    2,432          288,000            280,000
Dr B E Grote (e)............        --       --          --       --               --                 --
R L Olver...................   285,800    1,977     297,400    2,432          288,000            294,000
Former executive directors
H L Fuller..................        --       --          --       --          270,000                 --
B K Sanderson...............   329,000    2,281     339,000    2,773          320,000                 --
K R Seal....................    54,200      375          --       --               --                 --
Dr R W H Stomberg...........    54,200      375          --       --               --                 --

----------

(a) Shareholder return against the market (SHRAM), earnings per share (EPS), return on average capital employed (ROACE). In order to assess current performance on a consistent basis with past performance and a basis comparable with major competitors, EPS and ROACE in 2000 and going forward will be calculated on a pro forma basis, adjusted for special items. The pro forma basis excludes acquisition amortization and for operating capital employed it excludes the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions. Acquisition amortization is the depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon these acquisitions. Special items are non-recurring charges and credits that are not classified as exceptional under UK GAAP.
(b) Based on average market price on date of award ((pound)4.58/$6.92 at(pound)1 = $1.51).
(c) Based on average market price on date of award ((pound)5.68/$8.18 at (pound)1 = $1.44.
(d) Dr. Buchanan elected to defer consideration of his award under the 1998-2000 LTPP. Therefore the Remuneration Committee will not determine whether an award should be made to him until 2004. The Committee noted that had it made an award to Dr. Buchanan on the same basis as the other executive directors, the award would have been 319,800 shares with a value of $2,616,000.
(e) This reflects Plans since their appointment as executive directors in 2000.

      BP's performance is assessed in terms of three-year shareholder return against the market (SHRAM) in relation to the following companies: Chevron, ENI, ExxonMobil, Repsol YPF, Royal Dutch Shell group, Texaco and TotalFinaElf.

      BP's SHRAM for the 1997-1999 Plan was +15% compared with -5% for its highest ranking competitor. Based on this outcome the Remuneration Committee made the maximum award of shares to executive directors.

       An initial assessment of BP's SHRAM for the 1998-2000 Plan gives a return of +7% compared with +4% for its highest ranking competitor. On the basis of this analysis the Remuneration Committee expects to make a maximum award for the 1998-2000 Plan.

       Since 1999, the Remuneration Committee has also considered profitability and growth targets, i.e. earnings per share (EPS) and return on average capital employed (ROACE), in assessing performance.

      Maximum potential awards to executive directors under the 1999-2001 and 2000-2002 Plans (for which awards would be made in 2002 and 2003) are set out above.

Share Option Element and Other Option Schemes

       Option grants in 2000 were made taking into consideration the ranking of the company's total shareholder return (TSR) against the TSR of the FTSE Global 100 group of companies over the three-year period from January 1, 1997.

       Options granted vest over three years (one-third each after one, two and three years respectively) and have a life of seven years after grant. Grants to Mr Fuller and Mr Ford were made according to the terms of the BP and Amoco merger agreement and under the BP share option plan which has minor differences in rules.

                                  At
                           January 1,
                                2000                                   At                        Dates from
Directors' executive           or on                          December 31,        Average             which
share options (a)        appointment    Granted    Exercised         2000    option price(b)    exercisable    Expiry dates
                         -----------    -------    ---------  -----------    ------------       ------------   ------------
                                                          ((pound))
Sir John Browne.......            --    408,522           --      408,522            5.99           5/15/01         5/15/07
Dr J G S Buchanan.....            --     75,189           --       75,189            5.99           5/15/01         5/15/07
R F Chase.............            --     85,215           --       85,215            5.99           5/15/01         5/15/07
W D Ford..............     4,536,444    232,500(c)   476,400(d) 4,292,544            3.46   3/22/95-3/28/02 3/24/04-3/27/10
Dr C S Gibson-Smith...            --     68,505           --       68,505            5.99           5/15/01         5/15/07
Dr B E Grote (e)......       138,024(f)      --           --      138,024            5.65   3/15/00-3/28/02 3/14/09-3/27/10
R L Olver.............            --     71,847           --       71,847            5.99           5/15/01         5/15/07
Director leaving the board in 2000
                                  At
                     January 1, 2000    Granted    Exercised On retirement
                     ---------------   --------    --------- -------------
H L Fuller..........      15,062,244  1,633,620(c)        --   16,695,864

----------

(a) All options in the above table are denoted in BP ordinary shares. Mr Ford and Dr Grote hold ADSs; the above numbers and prices reflect calculated equivalents.
(b) These are the weighted average prices applicable to all shares under option at the end of the year. Full details of directors' shareholdings and options are available for inspection in the company's register of directors' interests.
(c) Mr Fuller's and Mr Ford's 2000 option grants were governed by the terms of the BP and Amoco merger agreement and were granted at equivalent of (pound)5.40 at (pound)1 = $1.51.
(d)   Exercised as 79,400 ADSs at $21.70 (market price at date of exercise $56).
(e) In addition to the above, Dr Grote holds 191,600 SARs at an average grant price of $21.55. The relevant market price for these at December 31, 2000 was $47.87.
(f)   On appointment on August 3, 2000.

                                  At                                   At                        Dates from
                           January 1,                         December 31,        Average             which
Directors' SAYE                 2000    Granted    Exercised         2000    option price(a)    exercisable    Expiry dates
share options            -----------    -------    ---------  -----------    ------------       ------------   ------------
                                                                       ((pound))
Sir John Browne......          5,968         --           --        5,968            2.89            9/1/02         2/28/03
Dr J G S Buchanan....          7,728         --        2,142(b)     5,586            3.50            9/1/01         2/28/05
R F Chase............          9,324      3,388        9,324(c)     3,388            4.98            9/1/05         2/28/06
Dr C S Gibson-Smith..          2,154         --           --        2,154            4.49            9/1/04         2/28/05
R L Olver............          6,856         --           --        6,856            2.60            9/1/01         2/28/03
Director leaving the board in 2000
                                  At                        On retirement
                           January 1,                        September 30,
                                2000    Granted    Exercised         2000
                           ---------    -------    --------- ------------
B K Sanderson........          4,250         --        1,864(d)     2,386

----------
(a) These are the weighted average prices applicable to all shares under option at the end of the year. Full details of directors' shareholdings and options are available for inspection in the company's register of directors' interests.
(b)   Exercised at(pound)1.61 (market price at date of exercise(pound)4.66).
(c)   Exercised at(pound)1.85 (market price at date of exercise(pound)6.55).
(d)   Exercised at(pound)1.85 (market price at date of exercise(pound)6.47).

Annual Bonus for 2000

       Executive directors were eligible for an annual bonus, with a target of 70% of base salary and a stretch level of 105% of salary for substantially exceeding targets. Outstanding performance may be recognized by bonus payments in excess of the stretch level at the discretion of the Remuneration Committee. Executive directors' bonus awards for 2000 were based on a mix of financial targets and leadership objectives established at the start of the year. Each of the financial targets and leadership objectives was assessed and 162 points were achieved compared to a target level of performance of 100 points.

Results Significantly Exceeded Target

       The company achieved continued industry leadership in ROACE and led the oil super-majors on EPS growth. It reduced by $2 billion the combined cost structure of the enlarged Group. Excellent progress was made on leadership objectives. Targets on safety, environment, restructuring, reserves, discoveries, capital savings, people, regional governance and brand were all achieved and, in several cases, exceeded. Based on the above performance, the committee expects to award bonuses as indicated in the table opposite totalling $6 million for the executive directors as a group for 2000.

Salary

       There were no increases in base salaries for the current executive directors during 2000.

                                                       Year ended             Year ended
                                                December 31, 2000(a)   December 31, 1999(b)
                                                -----------------      -----------------

Bonus rating....................................              162                   148
                                                                   ($ thousand)
Sir John Browne.................................            1,396                 1,137
Dr J G S Buchanan...............................              771                   673
R F Chase.......................................              873                   754
W D Ford........................................              703                    --
Dr C S Gibson-Smith.............................              702                   590
Dr B E Grote....................................              255(c)                 --
R L Olver.......................................              736                   596
Director leaving the board in 2000
B K Sanderson...................................              578                   685

----------
(a)   2000 bonus received in 2001 at an exchange rate of(pound)1 = $1.51.
(b)   1999 bonus received in 2000 at an exchange rate of(pound)1 = $1.62.
(c)   From date of appointment on August 3, 2000.

Pensions

       Pension and other benefits have regard to competitor practice in the home country of each senior executive.

       UK directors are eligible to join the BP Pension Scheme, which offers Inland Revenue-approved retirement benefits based on final salary. The Scheme is the principal section of the BP Pension Fund, the latter being set up under trust deed. Contributions to the Fund are made on the advice of the actuary appointed by the Trustee. No company contributions in respect of the BP Pension Scheme were made in 2000.

       Scheme members' core benefits, which are non-contributory, comprise a pension accrual rate of 1/60th of basic salary for each year of service, up to a limit of two-thirds of final basic salary; a lump-sum death-in-service benefit of three times salary; and a dependants' benefit of two-thirds of actual or prospective pension. The link between the Scheme pension and the basic state pension ceased for all members on May 1, 2000.

       Directors who are members of the Scheme accrue pension at the enhanced rate of 2/60ths of their final basic salary for each year of service as executive directors (up to the same two-thirds limit) on a non-contributory basis.

       Normal retirement age is 60, but Scheme members who have 30 or more years' pensionable service at age 55 can opt to retire early without an actuarial reduction to their pension.

       Pensions payable from the Fund are guaranteed to increase in line with annual movements in the Retail Price Index, to a maximum of 5% a year.

       None of the executive directors is affected by the 'pensions earnings cap'.

       All current US directors participate in the BP Retirement Accumulation Plan. Under this retirement plan, the amount of the annuity which they are eligible to receive on a single-life basis is determined under a cash balance formula. This plan was created in 2000 and supersedes earlier Group pension and cash balance plans. However, those employees who satisfied certain age and service conditions at the date of transition to the BP Retirement Accumulation Plan were provided with a minimum benefit equal to those which they would have earned under the previous pension arrangements. These 'grandfathering' arrangements apply to Mr Ford and Mr Fuller. Their figures have been disclosed on this basis. In line with US tax regulations, benefits are provided as appropriate through a combination of tax qualified and restoration/ non-qualified plans.

       Under the 'grandfathering' arrangement, the annuity benefit formula (including a percentage of US Social Security benefits) is calculated at 1.67% x years of participation x average annual earnings. Such earnings for plan purposes are determined by taking separately the three highest consecutive calendar years' earnings from salary and the three highest consecutive calendar years' bonus awards during the 10 years preceding retirement.

       The maximum annuity is 60% of such average earnings. Normal pensionable age is 65. There is no actuarial reduction to the pension which becomes payable between age 60 and 65, but a reduction of 5% a year is applied if paid between age 50 and 59.

       Dr Grote is not subject to 'grandfathering'. His benefit is therefore determined by the cash balance formula whereby each year of service accrues a credit in a current account based on a sliding age and service scale (minimum 4%, maximum 11% of eligible pay). The account balance earns interest on a monthly basis. Prior service has been converted into an opening account balance and is included in Dr Grote's projected pension figures.

                                                                 Changes in       Changes in
                                                             pension earned   pension earned
                                                    Accrued      during the       during the
                          Years of service   entitlement at      year ended       year ended
Pension entitlement --      at December 31,     December 31,    December 31,     December 31,
UK executive directors(a)             2000             2000            2000(b)          1999(b)
                          ----------------   --------------  --------------   --------------
                                                ($ thousand)    ($ thousand)     ($ thousand)
Sir John Browne.........                34              820            (15)             252
Dr J G S Buchanan.......                31              439             15              118
R F Chase...............                36              513             (9)             128
Dr C S Gibson-Smith.....                30              387             14               95
R L Olver...............                27              409             14              115
B K Sanderson...........                36(c)          453(c)           (6)(c)           63

----------

(a) An exchange rate of(pound)1 = $1.51 has been used for 2000,(pound)1 = $1.62 for 1999.
(b)   Excludes the impact of inflation.
(c)   Figures shown at date pensionable service ceased September 30, 2000.

                                                                 Additional       Additional
                                                             pension earned   pension earned
                                                    Accrued      during the       during the
                          Years of service   entitlement at      year ended       year ended
Pension entitlement --      at December 31,     December 31,    December 31,     December 31,
US executive directors                2000             2000            2000             1999
                          ----------------   --------------  --------------   --------------
                                                ($ thousand)    ($ thousand)     ($ thousand)
H L Fuller..................            39            1,203(a)           31               26
W D Ford....................            30              376(b)           67(b)            36
Dr B E Grote................            21               69              10               11

----------

(a)   Mr Fuller  resigned on March 31, 2000 and took a lump-sum  distribution of
      his  combined   qualified  and  non-qualified   plan  benefits   totalling
      $13,627,975.
(b)   Includes a temporary annuity payable until age 62 of $6,869.

Executive Directors' Shareholdings

                                                                                         Change in
                                                                           At             directors'
                                                              January 1, 2000        interests from
Executive directors' interests in                         At            or on     December 31, 2000
BP ordinary shares or calculated           December 31, 2000      appointment     to March 30, 2001
equivalents                                -----------------  ---------------     -----------------

Current directors
Sir John Browne........................            1,069,445(a)       959,842              319,560
Dr J G S Buchanan......................              721,312          513,490                    4
R F Chase..............................              709,325          568,630              203,400
W D Ford...............................              311,358(b)       284,772(b)                --
Dr C S Gibson-Smith....................              491,395          312,189              178,440
Dr B E Grote...........................              431,598(b)       428,250(b)(c)        148,200
R L Olver..............................              421,910          255,590              178,440

                                                                           At
                                               On retirement  January 1, 2000
                                             ---------------  ---------------
Directors leaving the board in 2000
H L Fuller...............................          1,307,295(b)(d)  1,307,295
B K Sanderson............................            720,858(e)       518,814

----------

(a)   Includes 50,368 ordinary shares held as ADSs.
(b)   Held as ADSs.
(c)   On appointment on August 3, 2000.
(d)   On retirement on March 31, 2000.
(e)   On retirement on September 30, 2000.

      In disclosing the above interests to the company under the Companies Act 1985, directors did not distinguish their beneficial and non-beneficial interests. All executive directors are deemed to have an interest in such shares of the company held from time to time by BP QUEST Company Limited to facilitate the operation of the company's SAYE option scheme.

Service Contracts

      All UK executive directors appointed since 1996 hold a contract of service which includes a one-year period of notice. Sir John Browne and Mr Chase were appointed prior to 1996 and have contracts with a two-year notice period. The board does not consider it in shareholders' interests to renegotiate these contracts.

      Mr Ford's current secondment commenced on January 1, 2000 and can be terminated on one month's notice. His underlying US employment agreement with BP Amoco Corporation has a two-month notice period. If his contract is terminated by the company without cause, it is required to pay him $1 million per annum (pro rated for part years) for each year between the date of severance and January 21, 2004. As an expatriate, Mr Ford also receives a resettlement allowance for the first three years of his secondment.

      Dr Grote's current UK secondment to BP began on August 3, 2000 and can be terminated on one month's notice. His underlying US employment agreement with BP Exploration (Alaska) Inc. has a one-year notice period. As an expatriate, Dr Grote receives a resettlement allowance for the first three years of his secondment.

Reward Policy for 2001

      During the latter part of 2000, the Remuneration Committee reviewed the remuneration of all existing executive directors relative to a global set of comparator companies. Independent consultants, who are not employed elsewhere in the company, assisted in this work. As a result of this review the committee agreed that:

-- the overall existing framework of total direct compensation is appropriate for 2001.

-- the limits for both the share element and the share option element of the Executive Director Long Term Incentive Plan (EDLTIP) that were agreed with shareholders are sufficient to meet the guiding principles of the reward philosophy.

-- the performance conditions applied to the share element of the EDLTIP commencing 2001 will remain the same as those under the LTPP for the period starting 2000. The committee will be reviewing the performance conditions for future plans during 2001.

-- it would grant share options under the EDLTIP using a primary measure the Company's performance relative to the FTSE Global 100 group of companies over the past three years. The following options were granted in February 2001 at a price of (pound)5.67 ($8.22) per ordinary share and have terms and conditions similar to the 2000 grant noted under the heading 'Share Option Element and Other Option Schemes'.

      Sir John Browne      1,269,843   BP ordinary shares
      Dr J G S Buchanan    253,971     BP ordinary shares
      Mr R F Chase         312,171     BP ordinary shares
      Mr R L Olver         260,319     BP ordinary shares
      Mr W D Ford           43,506     BP ADSs (equivalent to 261,036 ordinary shares)
      Dr B E Grote          40,182     BP ADSs (equivalent to 241,092 ordinary shares)

-- annual bonus targets will be set at 100% of salary for all executive directors except Sir John Browne who will have a target of 110%. The maximum bonus eligibility given outstanding performance will be 150% for all executive directors.

-- base salaries have been increased in line with global comparator companies with effect from April 1, 2001.

Remuneration of Non-Executive Directors

      The articles of association provide that the remuneration paid to non-executive directors shall be determined by the board within the limits set by the shareholders. Non-executive directors do not have service contracts with the company.

      During  2000 the  non-executive  chairman of BP received a fee of $242,000
((pound)160,000). The non-executive directors of BP received an annual fee of $60,000 ((pound)40,000) plus an allowance of $5,000 ((pound)3,000) for each occasion on which a director travels across the Atlantic for a board meeting or committee meeting. During 2000 the board met eight times, five times in the UK, twice in the USA and once in France. Committee meetings are held in conjunction with board meetings whenever feasible. Details of individual fees and allowances are set out in the table below.

      The fees paid to non-executive directors have been increased, within the limits set by shareholders, with effect from April 1, 2001.

                                                          Year ended              Year ended
                                                   December 31, 2000(a)    December 31, 1999(b)
Current directors                                  -----------------       -----------------
                                                                 ($ thousands)
R S Block........................................                 74                      89
J H Bryan........................................                 88                      84
E B Davis, Jr....................................                 88                      89
R J Ferris.......................................                 79                      84
C F Knight.......................................                 83                      79
F A Maljers......................................                 65                      70
Dr W E Massey....................................                 83                      89
H M P Miles......................................                 69                      79
Sir Robin Nicholson..............................                 69(c)                   79(d)
Sir Ian Prosser..................................                121                     122
P D Sutherland...................................                242(e)                  259(f)
M H Wilson.......................................                 88                      94
Sir Robert Wilson................................                 69                      79
The Lord Wright of Richmond......................                 69(g)                   75(h)
                                                              ------                  ------
                                                               1,287                   1,371
                                                              ======                  ======

----------

(a) Sterling payments converted at the average 2000 exchange rate of(pound)1 = $1.51.
(b) Sterling payments converted at the average 1999 exchange rate of(pound)1 = $1.62.
(c) Also received $30,200 ((pound)20,000 converted at the average 2000 exchange rate of(pound)1 = $1.51) for serving on the Technology Advisory Council.
(d) Also received $32,400 ((pound)20,000 converted at the average 1999 exchange rate of(pound)1 = $1.62) for serving on the Technology Advisory Council.
(e) Also received other benefits of $2,292 ((pound)1,518 converted at the average 2000 exchange rate of(pound)1 = $1.51).
(f) Also received other remuneration and benefits of $9,849 ((pound)6,080 converted at the average 1999 exchange rate of(pound)1 = $1.62).
(g) Also received $1,812 ((pound)1,200 converted at the average 2000 exchange rate of (pound)1 = $1.51) for serving as a director of BP Pensions Trustees Limited.
(h) Also received $1,458 ((pound)900 converted at the average 1999 exchange rate of (pound)1 = $1.62) for serving as a director of BP Pensions Trustees Limited.

                                 BOARD PRACTICES

Directors' Terms of Office                                             Period during which the
                                                                        director has served in
                                            Date of expiration of            this office (from
                                           current term of office    appointment to April 2001
                                           ----------------------    -------------------------

R S Block (a)...............................   Retires April 2001             2 years 4 months
Sir John Browne.............................           April 2001             9 years 7 months
J H Bryan (a)...............................           April 2002             2 years 4 months
Dr J G S Buchanan...........................           April 2003             4 years 7 months
Mr R F Chase................................           April 2003             9 years 1 month
E B Davis, Jr (a)...........................           April 2002             2 years 4 months
R J Ferris (a)..............................           April 2002             2 years 4 months
W D Ford....................................           April 2003             1 year  4 months
Dr C S Gibson-Smith.........................   Retires April 2001             3 years 8 months
Dr B E Grote................................           April 2001                     9 months
C F Knight..................................           April 2003            13 years 7 months
F A Maljers (a).............................           April 2002             2 years 4 months
W E Massey (a)..............................           April 2002             2 years 4 months
H M P Miles.................................           April 2001             6 years 11 months
Sir Robin Nicholson.........................           April 2001            13 years 7 months
R L Olver...................................           April 2001             3 years 4 months
Sir Ian Prosser.............................           April 2001             4 years
P D Sutherland..............................           April 2002             5 years 8 months
M H Wilson (a)..............................           April 2002             2 years 4 months
Sir Robert Wilson...........................           April 2002             2 years 9 months
Lord Wright of Richmond.....................   Retires April 2001             9 years 7 months

----------

(a)   Does not count service on the board of Amoco Corporation.

Directors'  Service  Contracts   Providing  for  Benefits  upon  Termination  of
Employment

      Non-executive directors do not have service contracts with the Company; they are not employees of the Company. Non-executive directors are not entitled to any benefits on termination of office. Executive directors are employees of the Company or one of its subsidiaries under a variety of contracts of service. The standard contract of service for executive directors provides for one year's notice to be given of termination of the contract or payment of one year's salary in lieu of notice. There are three exceptions to this standard contract. Sir John Browne and Mr R F Chase have contracts that provide for two year's notice of termination. Mr W D Ford's employment agreement with BP Amoco Corporation has a two-month notice period. If the Company dismisses Mr Ford without cause, it is required to pay him $1 million per annum for each year between the date of severance and January 21, 2004.

Corporate Governance

      BP's board policies recognize that the board has a separate and unique role as the link in the chain of authority between the shareholders and the group chief executive. In addition, they acknowledge in a number of ways the dual role played under the unitary board system by the group chief executive and executive directors, as both members of the board and leaders of the executive management.

      For example, they require a majority of the board to be composed of non-executive directors. Moreover, they delegate all aspects of the relationship between the board and the group chief executive to the non-executive directors. For the same reason, the policies require the chairman and deputy chairman to be non-executive directors. Following the retirement of co-chairman Mr Fuller on March 31, 2000, the office of chairman has been held by a non-executive director, Mr Sutherland. Sir Ian Prosser is deputy chairman and holds the role of senior independent non-executive director required by the Combined Code on Corporate Governance. Finally, the company secretary reports to the non-executive chairman and is not part of the executive management.

Relationship with Shareholders

      The policies stress the importance of the relationship between the board and the shareholders. In them, the board acknowledges that its role is to represent and promote the interests of shareholders. They recognize that the board is accountable to shareholders for the performance and activities of the group (including the system of internal control and the review of its effectiveness).

      The board is required to be proactive in obtaining an understanding of shareholder preferences and to evaluate systematically the economic, political, social and other matters that may influence or affect the interests of its shareholders. To ensure that shareholders have the regular opportunity to reassess their choice of directors, directors are required to retire every three years and stand for re-election.

      The formal channels of communication by which the board accounts to shareholders for the overall performance of the company's business activity are the annual report and accounts, the form 20-F report filed annually with the US Securities and Exchange Commission and the quarterly announcements made through the stock exchanges on which the shares are listed.

      In addition, at the annual general meeting of shareholders an extensive presentation is given about the business, its performance and future prospects. At that meeting there is the opportunity for shareholders to ask questions or give their views to directors. With approximately 1.1 million shareholders, however, many of whom are resident outside the UK, opportunities for dialogue with the board at annual general meetings are limited.

      All proxy votes at shareholder meetings are counted because votes on all matters except procedural ones are taken by way of a poll. The chairmen of the Remuneration and Nomination Committees (and all other committee chairmen except the Audit Committee chairman) were present at the 2000 annual general meeting to answer questions.

      Presentations are made to representatives of the investment community at appropriate intervals in both the UK and the USA and are simultaneously made available to shareholders by live broadcast over the Internet or open conference call. The constructive use of technology for communication with shareholders is continually evaluated and implemented as appropriate.

Board Process

      The board has laid down rules for its own activities in a board process policy that covers the conduct of members at meetings; the cycle of board activities and the setting of agendas; the provision of information to the board; board officers and their roles; board committees, their tasks and composition; qualifications for board membership and the process of the
Nomination Committee; the remuneration of non-executive directors; the appointment and role of the company secretary; the process for directors to obtain independent advice and the assessment of the board's performance. The board process policy places responsibility for implementation of this policy, including training of directors, on the chairman.

      The policy recognizes that the board's capacity, as a group, is limited. It therefore reserves to itself the making of broad policy decisions, delegating the more detailed considerations involved in meeting its stated requirements either to its committees and officers, in the case of its own processes, or to the group chief executive, in the case of the management of the company's business activity. On internal control, for example, the board is responsible for establishing general policy and for monitoring whether the group chief executive carries it out.

      The relationship between the board and the group chief executive is critical to the board's work. The policy allocates the tasks of monitoring executive actions and assessing reward to the following committees:

--    Chairman's   Committee  (chairman  and  all  non-executive   directors)  -
      organization and succession planning and overall performance assessment.

--    Audit Committee (six non-executive  directors) - monitoring all reporting,
      accounting,   control  and  the   financial   aspects  of  the   executive
      management's activities (further details of which are set forth below).

--    Ethics and Environment Assurance Committee (five non-executive  directors)
      - monitoring the non-financial aspects of the executive management's activities.

-- Remuneration Committee (six non-executive directors) - determining performance contracts and targets and the structure of the rewards for the group chief executive and the executive directors (further details of which are set forth below).

      In addition, there is a Nomination Committee, which comprises the non-executive chairman, the group chief executive and three non-executive directors.

      The qualification for membership of the board includes a requirement that non-executive directors be free from any relationship with the executive management of the company that could materially interfere with the exercise of their independent judgement. In the board's view, all non-executive directors fulfil this requirement.

      Under the articles of association, all directors are subject to election by shareholders at the first opportunity after their appointment and to re-election thereafter at intervals of no more than three years. Names submitted to shareholders for election in 2000 were accompanied by biographical details.

      In carrying out its work, the board has to exercise judgement about how best to further the interests of shareholders. Given the uncertainties inherent in the future of business activity, the board's work is designed to maximize the expected value of the shareholders' interest in the group, not to eliminate the possibility of any adverse outcomes for shareholders.

Board/Executive Relationship

      The board/executive relationship policy sets out how the board delegates authority to the group chief executive and the extent of that authority.

      In its goals policy, the board states the long-term outcome it expects the group chief executive to deliver. The restrictions on the manner in which the group chief executive may achieve the required results are set out in the executive limitations policy, which addresses ethics, health, safety, the environment, financial distress, internal control, risk preferences, treatment of employees and political considerations. On all these matters, the board's role is to set general policy and to monitor the implementation of its policy by the group chief executive.

      The group chief executive explains how he intends to deliver the required outcome in medium-term and annual plans, the latter of which includes a comprehensive assessment of the risks to delivery. Progress towards the expected outcome is set out in a monthly report that covers actual results and a forecast of results for the current year. The board reviews this report at each meeting.

      The board/executive relationship policy also sets out how the group chief executive's performance will be monitored and recognizes that, in the multitude of changing circumstances, judgement is always involved. The group chief executive is obliged through dialogue and systematic review to discuss with the board all material matters currently or prospectively affecting the company and its performance and all strategic projects or developments. This specifically includes any materially under-performing business activities and actions that breach the executive limitations policy. This dialogue is meant to be a key feature of the relationship and an important aspect of board work. The chairman has responsibility on behalf of the board between meetings for ensuring the integrity and effectiveness of the board/executive relationship.

      The systems set out in the board/executive relationship policy are designed to manage rather than eliminate the risk of failure to achieve the board goals policy or observe the executive limitations policy. They provide reasonable, not absolute, assurance against material misstatement or loss.

Audit Committee

      The Committee is comprised of 6 non-executive directors: Sir Ian Prosser (Chairman), Mr J H Bryan, Mr E B Davis Jr, Mr H M P Miles, Mr M H Wilson and Sir Robert Wilson. The Secretary of the Committee, Miss Judith Hanratty (Company Secretary) is independent of the executive management of the Company and reports to the non-executive Chairman.

      The tasks given to the Audit Committee by the Board Governance Policies are:

-- To monitor systematically and obtain assurance that the legally required standards of disclosure are being fully and fairly observed.

-- To review all prospectuses, information and offering memoranda and other documents to be placed before shareholders and make recommendations to the Board about their adoption and publication.

-- To review all annual, quarterly and similar reports to shareholders and make recommendations to the Board about their adoption and publication.

--    To  monitor   systematically  and  obtain  assurance  that  the  Executive
      Limitations set out in the Board Governance Policies relating to financial matters are being observed.

      The Committee met six times in 2000.

Remuneration Committee

      The Committee is comprised of 6 non-executive directors: The Lord Wright of Richmond (Chairman), Mr E B Davis Jr, Mr R J Ferris, Mr C F Knight, Sir Robin Nicholson and Sir Ian Prosser. Lord Wright will retire in April 2001 and Sir Robin Nicholson will become chairman of the Committee. The Secretary of the Committee, Mr Gerrit O Aronson, is independent of the executive management of the Company and reports to the non-executive Chairman. The remuneration consultants and legal advisers for the Committee are selected by the Secretary and are required to be free from any business or other relationship with the executive management of the Company that could undermine their independence.

      The tasks given to the Remuneration Committee by the Board Governance Policies are:

-- To determine on behalf of the Board the terms of engagement and remuneration of the CEO and the Executive Directors and to report on those to the shareholders.

-- To determine on behalf of the Board matters of policy over which the Company has authority relating to the establishment or operation of the Company's pension scheme of which the Executive Directors and senior executives are members.

-- To nominate on behalf of the Board any trustees (or directors of corporate trustees) of such scheme.

      The Committee met six times in 2000.

                                    EMPLOYEES

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
Number of employees at December 31,
2000
Exploration and Production.............     3,300       700     5,900     6,100    16,000
Gas and Power..........................       500       100       300       100     1,000
Refining and Marketing ................    10,100    16,800    27,400    13,400    67,700
Chemicals..............................     3,700     4,500     7,900     1,500    17,600
Other businesses and corporate.........     1,300       400     2,500       700     4,900
                                         --------  --------  --------  --------  --------
                                           18,900    22,500    44,000    21,800   107,200
                                         ========  ========  ========  ========  ========
1999
Exploration and Production.............     3,700     1,150     2,800     4,850    12,500
Gas and Power..........................       450        50       200       100       800
Refining and Marketing ................     9,000    11,150    17,900     7,200    45,250
Chemicals..............................     3,950     4,700     8,100     1,950    18,700
Other businesses and corporate.........     1,150       300     1,150       550     3,150
                                         --------  --------  --------  --------  --------
                                           18,250    17,350    30,150    14,650    80,400
                                         ========  ========  ========  ========  ========
1998
Exploration and Production.............     3,650       900     7,400     6,050    18,000
Gas and Power..........................       450        50       200       100       800
Refining and Marketing ................    10,050     9,500    22,950     9,600    52,100
Chemicals..............................     4,150     5,250    11,550     2,100    23,050
Other businesses and corporate.........       950       400       850       500     2,700
                                         --------  --------  --------  --------  --------
                                           19,250    16,100    42,950    18,350    96,650
                                         ========  ========  ========  ========  ========

      Following the merger of BP and Amoco on December 31, 1998, some 19,000 employees have left the Group through severance or outsourcing arrangements. Of this total approximately 16,000 employees left in 1999. The acquisition of ARCO and Burmah Castrol during 2000 brought approximately 25,000 additional employees to the Group of which some 3,000 have left through integration and rationalization activities.

                                 SHARE OWNERSHIP

Directors

      As at March 30, 2001 the following directors of BP Amoco p.l.c. held interests in BP ordinary shares of 25 cents each or their calculated equivalent as set out below:

                        Sir John Browne...............1,389,005
                        Dr J G S Buchanan.............  721,316
                        R F Chase.....................  922,049
                        W D Ford......................  238,506
                        Dr C S Gibson-Smith...........  669,835
                        Dr B E Grote..................  579,906
                        R L Olver.....................  600,360
                        R S Block.....................   83,858
                        J H Bryan.....................   98,760
                        E B Davis, Jr.................   61,985
                        R J Ferris....................  260,808
                        C F Knight....................   29,647
                        F A Maljers...................   33,492
                        Dr W E Massey.................   46,836
                        H M P Miles...................    9,445
                        Sir Robin Nicholson...........    3,548
                        Sir Ian Prosser...............      826
                        P D Sutherland................    6,897
                        M H Wilson....................   43,200
                        Sir Robert Wilson.............    5,478
                        Lord Wright...................    3,996


      As at March 30, 2001, the following directors of BP Amoco p.l.c. held options under the BP Group share option schemes for ordinary shares or their calculated equivalent as set out below:

                        Sir John Browne...............1,684,333
                        Dr J G S Buchanan.............  334,746
                        R F Chase.....................  400,774
                        W D Ford......................4,553,580
                        Dr C S Gibson-Smith...........   70,659
                        Dr B E Grote..................  379,116
                        R L Olver.....................  339,022

      Additional details regarding the options granted, including exercise price and expiry dates, are found in this Item under the heading `Compensation -- Share Option Element and Other Option Schemes'.

Employee Share Schemes

      BP offers most of its employees the opportunity to acquire a shareholding in the company through savings-related and matching arrangements; the latter may be either participating share schemes or savings plans. BP also uses a long-term performance plan and the granting of share options as elements of employee remuneration.

      Under the BP Group Savings Related Share Option Scheme employees save monthly over a three- or five-year period towards the purchase of shares at a price fixed when the option is granted. The option price is usually set at a 20% discount to the market price at the time of grant. The option must be exercised within six months of maturity of the savings contract otherwise it lapses. The scheme is run in the UK and a number of other countries.

      Under the BP Group Participating Share Scheme, BP matches employees' own contribution of shares, up to a predetermined limit, all of which are then held in trust for defined periods before being released to the employee. The scheme is run in the UK and in a number of other countries. A further 20 countries implemented a participating share plan during 2000.

      The company sponsors a number of savings plans covering most US employees. Under these plans, employees may contribute up to 18% of their salary subject to certain regulatory limits. The employee receives a dollar-for-dollar company matched contribution for the first 7% of eligible pay contributed to most of these plans on a before-tax or after-tax basis, or a combination of both. Company contributions are initially invested in BP ADS funds, but employees may transfer those amounts and may invest their own contributions in more than 200 investment options. The company's contributions vest over a period of five years. Company contributions to savings plans during the year were $101 million (1999 $95 million).

      During 2000, BP granted options under the BP Share Option Plan to certain categories of employees. Options were granted to heritage-Amoco employees who, under the terms of the merger agreement between BP and Amoco, must, for 1999 and 2000, be granted options on a similar basis to the arrangements under the Amoco 1991 Incentive Program. Options were also granted to certain heritage-BP US employees. The options were granted at the market price at the date of grant. There are no performance conditions attaching to these grants. The options are exercisable one or two years after the date of grant, and lapse after 10 years.

      Also in 2000, options were granted to non-US middle managers. The options were granted at market price at the date of grant and are not exercisable until a performance condition is satisfied. Before any options can be exercised, the total return to shareholders (share price increase with all dividends reinvested) on an investment in BP shares is required to exceed the mean total return to shareholders of a representative group of UK companies by a margin set from time to time. The performance period for each grant will normally be three years. Subject to achievement of the performance conditions, the options are exercisable between the third and tenth anniversaries of the date of grant.

      In accordance with their normal timetable, options were granted to ARCO employees in February 2000. All options granted prior to April 1, 1999, the date of the acquisition announcement, became exercisable immediately on completion of the acquisition in April 2000 at the discretion of the employee.

      Burmah Castrol employees eligible to receive options in 2000 were granted options under the BP Share Option Plan, with certain rule modifications, after completion of the acquisition. For options granted prior to the acquisition, employees were generally offered the choice of cashing out their existing options or converting them to BP share options.

      Pursuant to the various BP Group share option schemes, the following options for BP ordinary shares of the Company were outstanding at March 30, 2001:

                                    Expiry          Exercise
                 Options          dates of             price
             outstanding           options         per share
            ------------      ------------      ------------
                (shares)
             408,731,893      2001 to 2011    $2.25 to $9.97

      Further details on share options appear in Item 18 -- Financial Statements -- Note 33.

ITEM 7 -- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

      At March 30, 2001, the Company has been notified that Morgan Guaranty Trust Company of New York, as depositary for American Depositary Shares (ADSs), holds interests through its nominee, Guaranty Nominees Limited, in 7,279,150,812 ordinary shares (32.4% of the Company's ordinary share capital). Included in this total is part of the holding of the Kuwait Investment Office (KIO). Either directly or through nominees, the KIO holds interests in 715,040,000 ordinary shares (3.18% of the Company's ordinary share capital).

                           RELATED PARTY TRANSACTIONS

       The principal joint ventures and associated undertakings of the BP Group are shown in Item 18 -- Financial Statements -- Note 45.

       During the period to August 1, 2000 the Group sold crude oil and products totaling $2,933 million (1999 $3,398 million and 1998 $2,264 million) to the BP/Mobil European joint venture and purchased crude oil and products totaling $1,762 million (1999 $1,791 million and 1998 $1,335 million).

       In 2000 the Group purchased crude oil from two associated undertakings, Abu Dhabi Marine Areas and Abu Dhabi Petroleum to the value of $1,619 million (1999 $935 million and 1998 $715 million).

      Also during the year the Group sold chemical feedstocks totaling $718 million (1999 $460 million and 1998 $395 million) to Erdolchemie, an associated undertaking and bought petrochemicals to the value of $114 million (1999 $77 million and 1998 $76 million).

       In the ordinary course of its business the Group has transactions with various organizations with which certain of its directors are associated but, except as described in this report, no material transactions responsive to this item have been entered into in the period commencing January 1, 2000 to March 30, 2001.

ITEM 8 -- FINANCIAL INFORMATION

            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

       See Item 18 -- Financial Statements.

Dividends

       Our financial framework is to maintain a ratio of net debt to net debt plus equity (after adjusting for the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions) of around 20-30% and a dividend policy which aims to return to shareholders around 50% of our replacement cost profit before exceptional items after adjusting for special items and acquisition amortization, adjusted to mid-cycle business conditions. Special items are non-recurring charges and credits that are not classified as exceptional under UK GAAP. Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions. Mid-cycle conditions are our best estimate of likely average prices and margins over the long term. If circumstances give us a larger surplus it is anticipated that cash will either be used to fund further growth investment or be returned to shareholders.

Legal Proceedings

      Save as disclosed in the following paragraphs, no member of the Group is a party to, and no property of a member of the Group is subject to, any pending legal proceedings which are significant to the Group.

       Approximately 200 lawsuits were filed in State and Federal Courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies which own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 50% interest in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP's combination with ARCO. In April 2000, that 20% interest was sold to Phillips Petroleum Company (Phillips), subject to BP's agreement to indemnify Phillips if certain liabilities exceeded a defined amount. Alyeska and its owners have settled all of the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages which it has incurred. If any claims are asserted by Exxon which affect Alyeska and its owners, BP would defend the claims vigorously.

      The Internal Revenue Service (IRS) has challenged the application of certain foreign income taxes as credits against BP Amoco Corporation's US taxes that otherwise would have been payable for the years 1980 to 1992. On June 18, 1992, the IRS issued a statutory Notice of Deficiency for additional taxes in the amount of $466 million, plus interest, relating to 1980 to 1982. BP filed a petition in the US Tax Court contesting the IRS statutory Notice of Deficiency. Trial on the matter was held in April 1995, and a decision was rendered by the US Tax Court in March 1996, in BP's favour. The IRS appealed the Tax Court's decision to the US Court of Appeals for the Seventh Circuit and on March 11, 1998, the Seventh Circuit affirmed the Tax Court's prior decision. A comparable adjustment of foreign tax credits for each year has been proposed for the years 1983 to 1992 based upon subsequent IRS audits. In November 1999, BP Amoco Corporation reached an agreement with the IRS that effectively resolves this issue at a minimal tax cost to the Company. On December 13, 1999 the parties filed a status report with the US Tax Court for the years 1983-1989 advising the Court that a basis for settlement had been reached and that final calculations were in the process of being prepared. Once these calculations are finalized, the parties expect to file an agreed decision document for the Court's final approval, which will then conclude the litigation. In April 2000, BP Exploration (Alaska) Inc. paid $416 million to settle in full certain corporation income tax claims by the State of Alaska for the years 1991-96.

       See ARCO's annual report on Form 10-K for the year ended December 31, 2000 for a description of litigation involving ARCO.

       In March 2000, ExxonMobil filed a Complaint in State Court, Los Angeles, seeking declaratory and injunctive relief and specific performance against BP, ARCO and Phillips to prevent the sale of ARCO's Alaskan business to Phillips referred to in Item 4 -- Information on the Company -- Business Overview. ExxonMobil allege that the proposed sale to Phillips breaches ExxonMobil's prior preferential rights to purchase the interests subject to an agreement between predecessors of ARCO and predecessors of ExxonMobil dated September 23, 1964. This lawsuit was dismissed on May 11, 2000.

       For certain information regarding environmental proceedings see Item 4 -- Environmental Protection -- United States.

                              SIGNIFICANT CHANGES

        None.

ITEM 9 -- THE OFFER AND LISTING

Markets and Market Prices

       The primary market for the Company's Ordinary Shares is the London Stock Exchange. The Company's Ordinary Shares are a constituent element of the Financial Times Stock Exchange 100 Index. The Company's Ordinary Shares are also traded on stock exchanges in France, Germany, Japan and Switzerland.

       Trading of BP's shares on the LSE is primarily through the use of the Stock Exchange Electronic Trading Service (SETS), introduced in 1997 for the largest companies in terms of market capitalization whose primary listing is the LSE. Under SETS, buy and sell orders at specific prices may be sent to the exchange electronically by any firm which is a member of the LSE, on behalf of a client or on behalf of itself acting as a principal. The orders are then anonymously displayed in the order book. When there is a match on a 'buy' and a 'sell' order, the trade is executed and automatically reported to the LSE. Trading is continuous from 9:00 a.m. to 4:30 p.m. UK time, but in the event of a 20% movement in the share price either way the LSE may impose a temporary halt in the trading of that company's shares in the order book, to allow the market to re-establish equilibrium. Dealings in the Company's ordinary shares may also take place between an investor and a market-maker, via a member firm, outside the electronic order book.

      In the United States and Canada the Company's securities are traded in the form of American Depositary Shares (ADSs), for which Morgan Guaranty Trust Company of New York is the depositary (the Depositary) and transfer agent. The Depositary's address is 60 Wall Street, New York, NY 10260, USA. Each ADS represents six BP ordinary shares. ADSs are listed on the New York Stock
Exchange, and are also traded on the Chicago, Pacific and Toronto Stock Exchanges. ADSs are evidenced by American Depositary Receipts, or ADRs, which may be issued in either certificated or book entry form.

      The following table sets forth for the periods indicated the highest and lowest middle market quotations for the BP ordinary shares of The British Petroleum Company p.l.c. for 1996, 1997 and 1998, and of BP Amoco p.l.c. for 1999 and 2000. These are derived from the Daily Official List of the LSE, and the highest and lowest sales prices of ADSs as reported on the New York Stock Exchange composite tape. The information in this table has been changed to reflect the subdivision of BP ordinary shares on October 4, 1999, whereby each ordinary share of $0.50 was subdivided into two ordinary shares of $0.25.

                                                                             American
                                                                            Depositary
                                                     Ordinary shares         Shares (a)
                                                     ---------------      ---------------
                                                      High       Low       High     Low
                                                      ----       ---       ----     ---
                                                         (Pence)             (Dollars)
Year ended December 31,
1996......................................          350.75    257.25      35.94    23.63
1997......................................          478.25    331.75      46.50    32.44
1998......................................          484.25    368.50      48.66    36.50
1999......................................          643.50    411.00      62.63    40.19
2000......................................          671.00    444.50      60.63    43.13
Year ended December 31,
1999: First quarter.......................          539.50    411.00      52.66    40.19
      Second quarter......................          595.50    504.75      57.69    47.00
      Third quarter.......................          642.50    532.50      61.16    52.50
      Fourth quarter......................          643.50    538.00      62.63    51.38
2000: First quarter.......................          622.50    444.50      60.63    43.13
      Second quarter......................          649.00    506.00      59.31    46.98
      Third quarter.......................          671.00    564.50      58.38    50.50
      Fourth quarter......................          646.50    517.50      57.31    45.13
2001: First quarter (through March 30)....          609.00    526.50      53.50    46.12
Month of
September 2000............................          671.00    594.50      57.31    52.06
October 2000..............................          646.50    584.00      57.31    49.81
November 2000.............................          606.00    548.50      52.13    47.00
December 2000.............................          569.50    517.50      49.75    45.13
January 2001..............................          595.00    526.50      52.63    46.69
February 2001.............................          609.00    561.50      53.50    48.05
March 2001 (through March 30).............          602.00    542.50      52.86    46.12

----------

(a)    An ADS is equivalent to six BP ordinary shares.

       Market prices for the BP ordinary shares on the LSE and in after-hours trading off the LSE, in each case while the New York Stock Exchange is open, and the market prices for ADSs on the New York Stock Exchange and other North American stock exchanges, are closely related due to arbitrage among the various markets, although differences may exist from time to time due to various factors including UK stamp duty reserve tax. Trading in ADSs began on the LSE on August 3, 1987.

      On March 30, 2001,  1,213,191,802  ADSs  (equivalent to  7,279,150,812  BP ordinary shares or some 32.4% of the total) were outstanding and were held by approximately 187,000 ADR holders. Of these, about 185,000 had registered addresses in the USA at that date.

      On March 30, 2001 there were approximately 363,000 holders of record of BP ordinary shares. Of these holders, around 1,300 had registered addresses in the United States and held a total of some 3,983,000 BP ordinary shares. In addition, certain accounts of record with registered addresses other than in the United States hold BP ordinary shares, in whole or in part, beneficially for United States persons.

ITEM 10 -- ADDITIONAL INFORMATION

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

      The following summarizes certain provisions of BP's memorandum and articles of association and applicable English law. This summary is qualified in its entirety by reference to the UK Companies Act and BP's memorandum and articles of association. Information on where investors can obtain copies of the memorandum and articles of association is described under the heading 'Documents on Display' under this Item.

Objects and Purposes

      BP is incorporated under the name BP Amoco p.l.c. and is registered in England and Wales with registered number 102498. Clause 4 of BP's memorandum of association provides that its objects include the acquisition of petroleum bearing lands; the carrying on of refining and dealing businesses in the petroleum, manufacturing, metallurgical or chemicals businesses; the purchase and operation of ships and all other vehicles and other conveyances; and the carrying on of any other businesses calculated to benefit BP. The memorandum grants BP a range of corporate capabilities to effect these objects.

Directors

      The business and affairs of BP shall be managed by the directors.

      The articles of association place a general prohibition on a director voting in respect of any contract or arrangement in which he has a material interest other than by virtue of his interest in shares in the Company. However, in the absence of some other material interest not indicated below, a director is entitled to vote and to be counted in a quorum for the purpose of any vote relating to a resolution concerning the following matters:

      -- The giving of security or indemnity with respect to any money lent or obligation taken by the director at the request or benefit of the Company;

      -- Any proposal in which he is interested concerning the underwriting of Company securities or debentures;

      -- Any proposal concerning any other company in which he is interested, directly or indirectly (whether as an officer or shareholder or otherwise) provided that he and persons connected with him are not the holder or holders of one percent or more of the voting interest in the shares of such company;

      -- Proposals concerning the modification of certain retirement benefits schemes under which he may benefit and which has been approved by either the UK Board of Inland Revenue or by the shareholders; and

      -- Any proposal concerning the purchase or maintenance of any insurance policy under which he may benefit.

      The UK Companies Act requires a director of a company who is in any way interested in a contract or proposed contract with the company to declare the nature of his interest at a meeting of the directors of the company. The directors may exercise all the powers of the company to borrow money, except that the amount remaining undischarged of all moneys borrowed by the company shall not, without approval of the shareholders, exceed the amount paid up on the share capital plus the aggregate of the amount of the capital and revenue reserves of the company. Variation of the borrowing power of the board may only be effected by amending the articles of association.

      Remuneration of non-executive directors shall be determined in the aggregate by resolution of the shareholders. Remuneration of executive directors is determined by the Remuneration Committee. This committee is made up of non-executive directors only. Any director attaining the age of 70 shall retire at the next annual general meeting. There is no requirement of share ownership for a director's qualification.

Dividend Rights; Other Rights to Share in Company Profits; Capital Calls

      If recommended by the directors of BP, BP shareholders may, by resolution, declare dividends but no such dividend may be declared in excess of the amount recommended by the directors. The directors may also pay interim dividends without obtaining shareholder approval. No dividend may be paid other than out of profits available for distribution, as determined under UK GAAP and the UK Companies Act. Dividends on BP ordinary shares are payable only after payment of dividends on BP preference shares. Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and reverts to BP.

       Apart from shareholders' rights to share in BP's profits by dividend (if any is declared), the articles of association provide that the directors may set aside.

   -- a special reserve fund out of the balance of profits each year to make up any deficit of cumulative dividend on the BP preference shares; and

   -- a general reserve out of the balance of profits each year,  which shall be applicable for any purpose to which the profits of the company may properly be applied. This may include capitalization of such sum, pursuant to an ordinary shareholders' resolution, and distribution to shareholders as if it were distributed by way of a dividend on the ordinary shares or in paying up in full unissued ordinary shares for allotment and distribution as bonus shares.

      Any such sums so deposited may be distributed in accordance with the manner of distribution of dividends as described above.

       Holders of shares are not subject to calls on capital by the company, provided that the amounts required to be paid on issue have been paid off. All shares are fully paid.

Voting Rights

       The articles of association of BP provide that voting on resolutions at a shareholders' meeting will be decided on a poll other than resolutions of a procedural nature, which may be decided on a show of hands. If voting is on a poll, every shareholder who is present in person or by proxy has one vote for every ordinary share held and two votes for every (pound)5 in nominal amount of BP preference shares held. If voting is on a show of hands, each shareholder who is present at the meeting in person or whose duly appointed proxy is present in person will have one vote, regardless of the number of shares held, unless a poll is requested. Shareholders do not have cumulative voting rights.

       Holders of record of ordinary shares may appoint a proxy, including a beneficial owner of those shares, to attend, speak and vote on their behalf at any shareholders' meeting.

      Record holders of BP ADSs also are entitled to attend, speak and vote at any shareholders' meeting of BP by the appointment by the approved depositary, Morgan Guaranty Trust Company, of them as proxies in respect of the ordinary shares represented by their ADSs. Each such proxy may also appoint a proxy. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary, who will vote the ordinary shares represented by their ADSs in accordance with their instructions.

      Matters are transacted at shareholders' meetings by the proposing and passing of resolutions, of which there are three types: ordinary, special or extraordinary.

      An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum. Special and extraordinary resolutions require the affirmative vote of not less than three-fourths of the persons voting at a meeting at which there is a quorum. Special resolutions require not less than 21 days notice, whereas ordinary and extraordinary resolutions require no formal notice period. Five persons constitute a quorum for all general meetings of shareholders.

Liquidation Rights; Redemption Provisions

      In the event of a liquidation of BP, after payment of all liabilities and applicable deductions under UK laws and subject to the payment of secured creditors, the holders of BP preference shares would be entitled to the sum of
(i) the capital paid up on such shares plus, (ii) accrued and unpaid dividends and (iii) a premium equal to the higher of (a) 10% of the capital paid up on the BP preference shares and (b) the excess of the average market price over par value of such shares on the London Stock Exchange during the previous six months. The remaining assets (if any) would be divided pro rata among the holders of BP ordinary shares.

      Without prejudice to any special rights previously conferred by the holders of any class of shares, BP may issue any share with such preferred, deferred or other special rights, or subject to such restrictions as the shareholders by resolution (or, in the absence of any such resolutions, by determination of the directors), and may issue shares which are to or may be redeemed.

Variation of Rights

      The rights attached to any class of shares may be varied with the consent in writing of holders of 75% of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that the quorum with respect to meeting to change the rights attached to the preference shares is 10% or more of the shares of that class, and the quorum to change the rights attached to the ordinary shares is one third or more of the shares of that class.

Shareholders' Meetings and Notices

      Shareholders must provide BP with an address in the UK in order to be entitled to receive notice of shareholders' meetings. In certain circumstances, BP may give notices to shareholders by advertisement in UK newspapers. Holders of BP ADSs are entitled to receive notices under the terms of the deposit agreement relating to BP ADSs.

      Under the articles of association, the annual general meeting of shareholders will be held within 15 months after the preceding annual general meeting and at a time and place determined by the directors within the United Kingdom.

Limitations on Voting and Shareholding

      There are no limitations imposed by English law or BP's memorandum or articles of association on the right of non-residents or foreign persons to hold or vote the Company's ordinary shares or ADSs, other than limitations that would generally apply to all of the shareholders.

Disclosure of Interests in Shares

       The UK Companies Act gives BP the power to require persons whom it believes to have, or to have acquired in the previous three years, an interest in its voting shares to disclose certain information with respect to those interests. Failure to supply the information required may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and receipt of dividends and other payments in respect of those shares. In this context the term 'interest' is widely defined and will generally include an interest of any kind whatsoever in voting shares, including any interest of a holder of BP ADSs.

                               MATERIAL CONTRACTS

      The following contract (not being contracts entered into in the ordinary course of business) has been entered into by members of the Group since January 1,1999 that is material:

  A merger agreement under Delaware law dated March 31, 1999 and amended as of July 12, 1999 and again as of March 27, 2000 pursuant to which Prairie Holdings (a wholly-owned subsidiary of BP) was to be merged with and into Atlantic Richfield Company (ARCO) and ARCO was to become a wholly-owned subsidiary of BP. Under the terms of the merger, each ARCO shareholder was entitled to receive 9.84 BP ordinary shares (in the form of BP ADSs) for each ARCO share. The merger agreement contained certain customary representations and warranties by ARCO and BP with respect to themselves and their respective subsidiaries, regarding, among other things, due organization, good standing and qualification, capital structure, corporate authority and compliance with corporate governance documents, government filings, reports and financial statements, litigation and liabilities, absence of certain changes, employee benefits, environmental matters and tax matters. The merger was declared effective on April 18, 2001, at which time 3,186,006,476 BP ordinary shares were issued as consideration in the merger.

      EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

       There are currently no UK foreign exchange controls or restrictions on remittances of dividends on the BP ordinary shares or on the conduct of the Company's operations.

      There are no limitations, either under the laws of the UK or under the articles of association of BP Amoco p.l.c., restricting the right of non-resident or foreign owners to hold or vote BP ordinary or preference shares in the Company.

                                    TAXATION

       The following summary of the principal UK and certain US tax consequences of ownership of ADSs or BP ordinary shares is based in part on representations of Morgan Guaranty Trust Company of New York as Depositary for the ADRs evidencing the ADSs and assumes that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADRs and any related agreement will be performed in accordance with its terms.

       Beneficial owners of ADSs who are resident in the USA are treated as the owners of the underlying BP ordinary shares for the purposes of the income tax convention between the USA and the UK (the Convention) and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code). Unless otherwise stated, references to 'shareholders' or 'shareholder' below are to persons who are the beneficial owners of the underlying BP ordinary shares. It should be noted that the UK Inland Revenue is currently negotiating with the US Internal Revenue Service about updating and revising the Convention.

      For purposes of this discussion, a US Holder is a beneficial owner of the Company's shares who for the purposes of the Convention is not a US corporation owning directly or indirectly 10% or more of the Company's voting stock, and who is a resident of the USA and is not a resident of the UK.

UK Taxation of Dividends

       The tax credit for an individual shareholder resident in the UK is reduced to 1/9 of the amount of the net dividend (or 10% of the net dividend plus the tax credit). This tax credit continues to be available to set against the individual's tax liability on the dividend, but is no longer refundable to the individual.

       For purposes of this section, with respect to any dividend paid by the Company, Refund means an amount equal to the tax credit available to individual shareholders resident in the UK in respect of such dividend, less a withholding tax equal to 15% of the aggregate of such tax credit and such dividend.

      In the case of a US Holder as defined above that is eligible for the benefits under the Convention (an Eligible US Holder) no actual Refund is available under the Convention since the amount of the withholding tax (at 15%) exceeds the 10% tax credit available to individual shareholders resident in the UK. For example, a dividend of $8.00 will result in a net receipt after UK tax but before US tax of $8.00 i.e. the withholding tax does not reduce the dividend below the net dividend of $8.00.

      Dividends (including amounts in respect of the tax credit and any amounts withheld) must be included in gross income by a shareholder subject to US taxation and will generally be treated as foreign source 'passive income' or, in the case of certain US Holders, 'financial services income' for foreign tax credit limitations purposes. Such dividends will generally not be eligible for the dividends received deduction allowed to US corporations. The IRS has recently confirmed, that, in the case of Eligible US Holders, subject to certain limitations, the UK withholding tax as determined by the Convention (i.e. an amount equal to 1/9 of the cash dividend) will be treated as a foreign income tax that is eligible for credit against the US Holders' federal income tax. To qualify for such credit, Eligible US Holders must make an election on Form 8833 (a Treaty-Based Return Position Disclosure), which must be filed with their tax return, in addition to any other filings that may be required. At the end of the calendar year during which the dividends are paid, US Holders will receive a Form 1099 confirming the amount of dividends received.

Share Dividend Choice for BP ADR Holders

       ADR holders electing to receive ADSs instead of a cash dividend (see Item 3 -- Key Information -- Dividends) will not be entitled to any Refund from the UK Inland Revenue, nor will the 15% withholding tax apply, with respect to such dividends.

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

UK Taxation of Capital Gains

       A US Holder will be liable to UK tax on capital gains realized on the sale or other disposition of BP ordinary shares only if the US Holder is resident (or, in the case of an individual, ordinarily resident) for UK tax purposes in the UK or if he carries on a trade, profession or vocation in the UK through a permanent establishment and the BP ordinary shares are (i) used for the purposes of the trade, profession or vocation, or (ii) used, held or acquired for the purposes of the permanent establishment.

      The liability to UK capital gains tax for a US Holder of ADRs is the same as that for a US Holder of BP ordinary shares, except that a US Holder of ADRs who is resident but not domiciled in the UK will not be taxed on gains realized on the sale or other disposition of ADSs if the proceeds are not remitted to the UK.

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

       Purchases of BP ordinary shares, as opposed to ADSs, through the CREST system of paperless share transfers will be subject to stamp duty reserve tax at a rate of 0.5%. The charge will arise as soon as there is an agreement for the transfer of the shares (or, in the case of a conditional agreement, when the condition is fulfilled). The stamp duty reserve tax will apply to agreements to transfer BP ordinary shares even if the agreement is made outside the UK between two non-residents. Purchases of BP ordinary shares outside the CREST system are subject either to stamp duty at a rate of 50 pence per (pound)100 (or part), or stamp duty reserve tax at 0.5%. Stamp duty and stamp duty reserve tax are generally the liability of the purchaser. A subsequent transfer of BP ordinary shares to the Depositary's nominee will give rise to further stamp duty at the rate of (pound)1.50 per (pound)100 (or part) or stamp duty reserve tax at the rate of 1.5% of the value of the BP ordinary shares at the time of the transfer.

       A transfer of the underlying BP ordinary shares to an ADR holder upon cancellation of the ADSs without transfer of beneficial ownership will give rise to UK stamp duty at the rate of (pound)5 per transfer.

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

                              DOCUMENTS ON DISPLAY

      It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549 and at the SEC's other public reference rooms in New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC filings are also available to the public from commercial document retrieval services and, for most recent BP periodic filings only, at the Internet world wide web site maintained by the SEC at www.sec.gov.

ITEM 11 -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       BP is exposed to a number of different market risks arising from the Group's normal business activities. Market risk is the possibility that changes in currency exchange rates, interest rates or oil and natural gas prices will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. The Group has developed policies aimed at managing the volatility inherent in certain of these natural business exposures and in accordance with these policies the Group enters into various transactions using derivative financial and commodity instruments (derivatives). Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices which are defined in the contract. We also trade derivatives in conjunction with these risk management activities.

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

      All material derivatives activity, whether for risk management or trading, is carried out by specialist teams which have appropriate skills, experience and supervision. These teams are subject to close financial and management control, meeting generally accepted industry practice and reflecting the principles of the Group of Thirty Global Derivatives Study recommendations. A Group Trading Risk Management Committee was established in 2000, composed of senior executives whose reponsibilities include oversight of the quality of internal control in the Group's trading divisions. Independent control functions monitor compliance with BP's derivative management policies. The control framework includes prescribed trading limits that are reviewed regularly by senior management, daily monitoring of risk exposure, marking trading exposures to market and reviewing open positions to assess BP's exposure in potentially adverse situations. Counterparty credit validation, independent of the dealers, is undertaken before contractual commitment.

      Further information about BP's use of derivatives, their characteristics, and the accounting treatment thereof is given in Item 18 -- Financial Statements -- Note 1 and Note 28.

      The Group's accounting policies under UK GAAP do not satisfy the criteria for hedge accounting under Statement of Financial Accounting Standards No. 133 'Accounting for Derivative Instruments and Hedging Activities'. The Group does not intend to modify its practice under UK GAAP. See Item 18 -- Financial Statements -- Note 43 for further information.

Risk Management

Foreign Currency Exchange Rate Risk

       Fluctuations in exchange rates can have significant effects on BP's operating results. The effects of most exchange rate fluctuations are subsumed within business operating results through changing cost-competitiveness, lags in market adjustment to movements in rates, and conversion differences accounted on specific transactions. For this reason, the total effect of exchange rate fluctuations is not identifiable separately in the Group's reported results.

      The main underlying economic currency of the Group's cash flows is the US dollar. This is because BP's major product, oil, is priced internationally in US dollars. BP's foreign exchange management policy is to minimize economic and material transactional exposures from currency movements against the US dollar. The Group co-ordinates the handling of foreign exchange risks centrally, by netting off naturally occurring opposite exposures wherever possible, to reduce the risk, and then dealing with any material residual foreign exchange risks. Significant residual non-US dollar exposures are managed using a range of derivatives. The most significant of such exposures are the sterling-based capital leases, that part of the quarterly dividend which is paid in sterling, the sterling cash flow requirements for UK Corporation Tax, and the capital expenditure and operational requirements of Exploration and Production, mainly in the UK. In addition, most of the Group's borrowings are in US dollars, are hedged with respect to the US dollar, or are swapped into dollars where this achieves a lower cost of financing. At December 31, 2000, the total of foreign currency borrowings not swapped into US dollars amounted to $741 million. The principal elements of this are $449 million of borrowings in sterling and $115 million of borrowings in Malaysian ringgits.

      The following table provides information about the Group's foreign currency derivative financial instruments. These include foreign currency forward exchange agreements (forwards) that are sensitive to changes in the sterling/US dollar, euro/US dollar and Norwegian krone/US dollar exchange rates. Where foreign currency denominated borrowings are swapped into dollars using forwards or currency interest rate swaps such that currency risk is completely eliminated, neither the borrowing nor the derivative are included in the table.

      The table presents the notional amounts and weighted average contractual exchange rates by contractual maturity dates and exclude forwards that have offsetting positions. Only significant forward positions are included in the tables. The notional amounts of forwards are translated into US dollars at the exchange rate included in the contract at inception. The majority of the sterling contracts consist of forwards relating to sterling-based capital leases which effectively convert the lease obligation from sterling into US dollars. The remaining contracts relate to sterling requirements for UK tax payments, which were covered at December 31, 1999 by cylinders, and UK dividend payments and net operational expenditures which were greater at December 31, 2000 than at December 31, 1999. The euro forward contracts relate mainly to payments for capital expenditure. The Norwegian krone forward contracts relate to the Group's Norwegian tax payments over the next year. The fair value represents an estimate of the gain or loss which would be realized if the contracts were settled at the balance sheet date.

       The fair values for the foreign exchange contracts in the table below are based on market prices of comparable instruments (forwards). These derivative contracts constitute a hedge; any change in the fair value or expected cash flows is offset by an opposite change in the market value or expected cash flows of the asset, liability or transaction being hedged.

                                                         Notional amount by expected maturity date
                                           ---------------------------------------------------------------------
                                                                                                     Fair value
                                                                                                          asset/
                                            2001      2002      2003            2004      Total      (liability)
                                           -----     -----     -----      ----------      -----      -----------
                                                                          ($ million)
At December 31, 2000
Forwards
  Receive sterling/pay US dollars
    Contract amount......................  3,299        --        --              --      3,299             (30)
    Weighted average contractual
      exchange rate......................   1.52
  Receive euro/pay US dollars
    Contract amount......................    663        45        23              13        744             (16)
    Weighted average contractual
      exchange rate......................   1.01
  Receive Norwegian krone/pay US dollars
    Contract amount......................    199        --        --              --        199               6
    Weighted average contractual
      exchange rate......................   9.19

At December 31, 1999
Forwards
  Receive sterling/pay US dollars
    Contract amount......................  1,674        --        --              --      1,674             (26)
    Weighted average contractual
      exchange rate......................   1.64
Cylinders
  Receive sterling/pay US dollars
  Purchased call
    Contract amount......................    286        --        --              --        286               2
    Weighted average strike rate.........   1.71
  Written put
    Contract amount......................    286        --        --              --        286              (4)
    Weighted average strike rate.........   1.57


Interest Rate Risk

      BP is exposed to interest rate risk on short- and long-term floating-rate instruments and as a result of the refinancing of fixed-rate finance debt. Consequently, as well as managing the currency and the maturity of debt, the Group manages interest costs through the balance between generally lower-cost floating rate debt, which has inherently higher risk, and generally more expensive but lower-risk, fixed-rate debt. The Group is exposed predominantly to US dollar LIBOR interest rates as borrowings are mainly denominated in, or swapped into, US dollars. The BP Group uses derivatives to achieve the required mix between fixed and floating rate debt. During 2000, debt policy was to keep floating rate debt below an upper limit of 65% of total net debt. Actual floating rate debt for the year was in the range of 19-54%. The low percentage in mid-year reflected the temporary high cash balance following the disposal of ARCO's Alaskan business.

     The overall level of debt at December 31, 2000 is higher than at December 31, 1999 mainly as a result of the debt assumed on the ARCO and Burmah Castrol acquisitions.

     The following table shows, by major currency, the Group's borrowings at December 31, 2000 and the weighted average interest rates achieved at those dates through a combination of borrowings and other interest rate sensitive instruments entered into to manage interest rate exposure.

                                             Fixed rate debt                Floating rate debt
                                ----------------------------------------   --------------------

                                 Weighted          Weighted                Weighted
                                  average      average time                 average
                                 interest         for which                interest
                                    rate      rate is fixed      Amount        rate      Amount      Total
                                 --------     -------------     --------   --------    --------    --------
                                    (%)              (Years) ($ million)      (%)    ($ million) ($ million)
At December 31, 2000
US dollars.....................        7                  9      10,199           6       8,326     18,525
Sterling......................        --                 --          --           6         449        449
Other currencies..............         8                 30          45          10         247        292
                                                                -------                 -------    -------
Total loans                                                      10,244                   9,022     19,266
                                                                =======                 =======    =======
At December 31, 1999
US dollars.....................        7                  9       6,529           6       5,915     12,444
Sterling......................        --                 --          --           6          49         49
Other currencies..............         8                 31          46           6         180        226
                                                                -------                 -------    -------
Total loans                                                       6,575                   6,144     12,719
                                                                =======                 =======    =======


      The Group's earnings are sensitive to changes in interest rates over the forthcoming year as a result of the floating rate instruments included in the Group's finance debt at December 31, 2000. These include the effect of interest rate and currency swaps and forwards utilized to manage interest rate risk. If the interest rates applicable to floating rate instruments were to have increased by 1% on January 1, 2001, the Group's 2001 earnings before taxes would decrease by approximately $110 million. This assumes that the amount and mix of fixed and floating rate debt, including capital leases, remains unchanged from that in place at December 31, 2000 and that the change in interest rates is effective from the beginning of the year. Where the interest rate applicable to an instrument is reset during a quarter it is assumed that this occurs at the beginning of the quarter and remains unchanged for the rest of the year. In reality, the fixed/floating rate mix will fluctuate over the year and interest rates will change continually. Furthermore the effect on earnings shown by this analysis does not consider the effect of an overall reduction in economic activity which could accompany such an increase in interest rates.

Oil Price Risk

       The Group's risk management policy with respect to oil price risk is to manage only those exposures associated with the immediate operational programme for certain of its equity share of production and certain of its refinery and marketing activities. To this end, BP's oil trading division uses the full range of conventional oil price-related financial and commodity derivatives available in the oil markets.

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

       The following table shows values at risk for oil price risk management activities.

                                                High       Low    Average      December 31
                                              ------    ------    -------      -----------
                                                                 ($ million)
2000
Oil price contracts.........                      18        11         15               11
1999
Oil price contracts.........                       5         3          3                5

Natural Gas Price Risk

       BP's general policy with respect to natural gas price risk is to manage only a portion of its exposure to price fluctuations. Natural gas swaps, options and futures are used to convert specific sales and purchases contracts from fixed prices to market prices. Swaps are also used to hedge exposure to price differentials between locations. We also use derivatives to fix prices which are favourable with respect to our forecasts of future prices.

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

       At December 31, 2000, in addition to the swaps contracts shown in the table there were options contracts with aggregate notional amounts of $7 million ($7 million at December 31, 1999) and terms of up to one year.

                                                                                                            Weighted
                                                                               Fair value                average price
                                                         Contract        ----------------------        -----------------
                                         Quantity          amount        Asset        Liability        Receive        Pay
                                         --------          ------        -----        ---------        -------       ----
                                      (Btu trillion)(a) ($ million)           ($ million)               ($ per mmBtu)(b)
At December 31, 2000
Maturing in 2001
Swaps
  Receive variable/pay fixed.....              30            129            72               (1)          4.30       6.80
  Receive fixed/pay variable.....              12             67             1              (28)          8.18       5.80
  Receive and pay variable.......             265          1,932            46              (72)          7.28       7.18
Maturing in 2002
Swaps
  Receive variable/pay fixed.....              13             54            12               (1)          3.90       4.30
  Receive fixed/pay variable.....               1              2            --               (1)          3.47       3.20
  Receive and pay variable.......              40            198             2              (11)          4.87       4.64
Maturing in 2003
Swaps
  Receive variable/pay fixed.....               2              7            --               --           4.00       3.87
  Receive and pay variable.......              15             56            --               --           3.86       3.87
Maturing in 2004
Swaps
  Receive variable/pay fixed.....               2              7            --               --           3.91       4.01
  Receive and pay variable.......               2              7            --               --           3.84       3.83
Maturing in 2005
Swaps
  Receive variable/pay fixed.....               2              7            --               --           3.91       4.01
  Receive and pay variable.......               2              7            --               --           3.86       3.83
Maturing beyond 2005
Swaps
  Receive variable/pay fixed.....               5             19            --               --           3.99       4.01
  Receive and pay variable.......               5             19            --               --           3.87       3.83

At December 31, 1999
Maturing in 2000
Swaps
  Receive variable/pay fixed.....              78            201             3              (10)          2.47       2.58
  Receive fixed/pay variable.....              55            138             6               (2)          2.51       2.43
  Receive and pay variable.......           1,474          3,350            36              (32)          2.28       2.27
Maturing in 2001
Swaps
  Receive variable/pay fixed.....              14             38             1               (1)          2.63       2.68
  Receive fixed/pay variable.....               6             14            --               --           2.51       2.44
  Receive and pay variable.......             252            604             9               (7)          2.41       2.40



---------------

(a)   British thermal units (Btu)
(b)   Million british thermal units (mmBtu)

Trading

       In conjunction with the risk management activities discussed above, BP also trades interest rate and foreign currency exchange rate derivatives. The Group controls the scale of the trading exposures by using a value at risk model with a maximum value at risk limit authorized by the board.

      In addition to the risk management activities related to equity crude disposal, refinery supply and marketing, BP's oil trading division undertakes trading in the full range of conventional derivative financial and commodity instruments and physical cargoes available in the oil markets. The Group also uses financial and commodity derivatives to manage certain of its exposures to price fluctuations on natural gas transactions. These activities are monitored and measured separately from the risk management activity and are subject to maximum value at risk limits authorized by the board. The Group intends to increase the volume of its natural gas trading activity in 2001.

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

      The Group calculates value at risk on all instruments that are held for trading purposes and that therefore give an exposure to market risk. The value at risk model takes account of derivative financial instruments such as interest rate forward and futures contracts, swap agreements, options and swaptions; foreign exchange forward and futures contracts, swap agreements and options; and oil and natural gas price futures, swap agreements and options. Financial assets and liabilities and physical crude oil and refined products that are treated as trading positions are also included in these calculations. The value at risk calculation for oil price exposure also includes derivative commodity instruments (commodity contracts that permit settlement either by delivery of the underlying commodity or in cash), such as forward contracts.

       The following table shows values at risk for trading activities.

                                                      High      Low     Average      December 31
                                                     -----    -----     -------      -----------
                                                                 ($ million)
2000
Interest rate trading.......                             2       --           1               --
Foreign exchange trading....                            15       --           1                1
Oil price trading...........                            23        4          13               13
Natural gas price trading...                            16        1           6               13

1999
Interest rate trading.......                             1       --           1               --
Foreign exchange trading....                            13       --           3                1
Oil price trading...........                            15        5           9               10



ITEM 12 -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

       Not applicable.

                                     PART II

ITEM 13 -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

       None.

ITEM 14-- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

                                    PART III

ITEM 17 -- FINANCIAL STATEMENTS

       Not applicable.

ITEM 18 -- FINANCIAL STATEMENTS

       The following financial statements, together with the reports of the Independent Auditors thereon, are filed as part of this annual report:

                                                                                                Page
Report of Independent Auditors and Consent of Independent Auditors.......................       F-1
Consolidated Statement of Income for the Years Ended December 31, 2000, 1999, and 1998...       F-2
Consolidated Balance Sheet at December 31, 2000 and 1999.................................       F-3
Consolidated Statement of Cash Flows for the Years
  Ended December 31, 2000, 1999 and 1998.................................................       F-4
Statement of Total Recognized Gains and Losses for the Years
  Ended December 31, 2000, 1999 and 1998.................................................       F-4
Statement of Changes in BP Shareholders' Interest for
  the Years Ended December 31, 2000, 1999 and 1998.......................................       F-5
Notes to Financial Statements............................................................       F-7
Supplementary Oil and Gas Information (Unaudited)........................................       F-99
Schedule for the Years Ended December 31, 2000, 1999 and 1998
  Schedule II Valuation and Qualifying Accounts..........................................       S-1

ITEM 19 -- EXHIBITS

       The following documents are filed as part of this annual report:


Exhibit 1 Memorandum and Articles of Association of BP Amoco p.l.c.
Exhibit 4.1 The BP Amoco Executive Directors' Long Term Incentive Plan
Exhibit 4.2 Directors' Service Contracts
Exhibit 7 Computation of Ratio of Earnings to Fixed Charges (Unaudited)
Exhibit 8 Subsidiaries

       The total amount of long-term debt securities of the Registrant and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of BP Amoco p.l.c. and its subsidiaries on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                               BP AMOCO p.l.c.
                                                (Registrant)


                                         /s/ Judith C. Hanratty
                                               (Secretary)


Dated: April 3, 2001

                        REPORT OF INDEPENDENT AUDITORS

To:   The Board of Directors
      BP Amoco p.l.c.

      We have audited the accompanying consolidated balance sheets of BP Amoco p.l.c. as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in BP shareholders' interest, total recognized gains and losses, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BP Amoco p.l.c. at December 31, 2000 and 1999, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 43 of Notes to Financial
Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                 /s/ ERNST&YOUNG
London, England                     Ernst & Young
February 13, 2001
--------------------------------------------------------------------------------

                         CONSENT OF INDEPENDENT AUDITORS

      We consent to the incorporation by reference of our report dated February 13, 2001, with respect to the consolidated financial statements of BP Amoco p.l.c. included in this Annual Report (Form 20-F) for the year ended December 31, 2000 in the following Registration Statements:

      Registration Statement on Form F-3 (File No. 333-9790) of BP Amoco p.l.c.;

     Registration Statements on Form F-3 (File Nos. 33-39075 and 33-20338) of BP America Inc. and BP Amoco p.l.c.;

     Registration Statement on Form F-3 (File No. 33-29102) of The Standard Oil Company and BP Amoco p.l.c.; and

     Registration  Statements  on  Form  S-8  (File  Nos.  33-21868,   333-9020,
333-9798, 333-79399 and 333-34968) of BP Amoco p.l.c.


                                 /s/ ERNST&YOUNG
London, England                     Ernst & Young
March xx, 2001

                        CONSOLIDATED STATEMENT OF INCOME


                                                                                     Years ended December 31,
                                                                                    --------------------------
                                                 Note                               2000       1999       1998
                                                 ----   --------------------------------      -----      -----
                                                                   Continuing operations
                                                        --------------------------------
                                                                 Acquisitions      Total
                                                                 ------------      -----
                                                           ($ million, except per share amounts)

Turnover....................................            144,898        16,928    161,826    101,180     83,732
Less: Joint ventures........................             13,339           425     13,764     17,614     15,428
                                                         ------        ------     ------     ------     ------
Group turnover..............................     2      131,559        16,503    148,062     83,566     68,304
Replacement cost of sales...................            107,155        14,361    121,516     68,615     56,270
Production taxes............................     3        1,936           125      2,061      1,017        604
                                                         ------        ------     ------     ------     ------
Gross profit................................             22,468         2,017     24,485     13,934     11,430
Distribution and administration expenses....     4        6,870         1,665      8,535      6,064      6,044
Exploration expense.........................                460           139        599        548        921
                                                         ------        ------     ------     ------     ------
                                                         15,138           213     15,351      7,322      4,465
Other income................................     5          531           274        805        414        709
                                                         ------        ------     ------     ------     ------
Group replacement cost operating profit.....             15,669           487     16,156      7,736      5,174
Share of profits of joint ventures..........                688           120        808        555        825
Share of profits of associated undertakings.                773            19        792        603        522
                                                         ------        ------     ------     ------     ------
Total replacement cost operating profit.....             17,130           626     17,756      8,894      6,521
Profit (loss) on sale of businesses.........     6          132            --        132        363        395
Profit (loss) on sale of fixed assets.......     6           88            --         88       (700)       653
Restructuring costs.........................     6           --            --         --     (1,943)        --
Merger expenses.............................     6           --            --         --         --       (198)
                                                         ------        ------     ------     ------     ------
Replacement cost profit before interest and tax          17,350           626     17,976      6,614      7,371
Inventory holding gains (losses)............                807           (79)       728      1,728     (1,391)
                                                         ------        ------     ------     ------     ------
Historical cost profit before interest and tax           18,157           547     18,704      8,342      5,980
Interest expense............................     7       ------        ------      1,770      1,316      1,177
                                                                                  ------     ------     ------
Profit before taxation......................                                      16,934      7,026      4,803
Taxation....................................     9                                 4,972      1,880      1,520
                                                                                  ------     ------     ------
Profit after taxation.......................                                      11,962      5,146      3,283
Minority shareholders' interest.............                                          92        138         63
                                                                                  ------     ------     ------
Profit for the year*........................                                      11,870      5,008      3,220
Dividend requirements on preference shares*.                                           2          2          1
                                                                                  ------     ------     ------
Profit for the year applicable to ordinary shares*                                11,868      5,006      3,219
                                                                                  ======     ======     ======
Profit per ordinary share - cents
Basic ......................................   11                                  54.85      25.82      16.77
Diluted.....................................   11                                  54.48      25.68      16.70
                                                                                  ======     ======     ======
Dividends per ordinary share - cents........   10                                   20.5       20.0       19.8
                                                                                  ======     ======     ======
Average number outstanding of 25 cents ordinary shares
  (in millions).............................                                      21,638     19,386     19,192
                                                                                  ======     ======     ======

----------
* A summary of the adjustments to profit for the year of the Group which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 43.


The Notes to Financial Statements are an integral part of this Statement.

                           CONSOLIDATED BALANCE SHEET

                                                                 December 31,
                                                      ---------------------------------
                                         Note                    2000              1999
                                       ------         ---------------  ----------------
                                                                  ($ million)
Fixed assets
  Intangible assets.................       19                  16,893             3,344
  Tangible assets...................       20                  75,173            52,631
  Investments
   Joint ventures
     Gross assets...................                  3,641             9,948
     Gross liabilities..............                    757             4,744
                                                     ------            ------
     Net investment.................       21                   2,884             5,204
   Associated undertakings..........       21                   5,455             4,334
   Other............................       21                   3,414               571
                                                               ------            ------
                                                               11,753            10,109
                                                               ------            ------
Total fixed assets..................                          103,819            66,084
Current assets
  Business held for resale..........                    636                --
  Inventories.......................       22         9,234             5,124
  Trade receivables.................       23        17,813             9,417
  Other receivables falling due
   Within one year..................       23         5,995             3,930
   After more than one year.........       23         4,610             3,455
  Investments.......................       24           661               220
  Cash at bank and in hand..........                  1,170             1,331
                                                     ------            ------
                                                     40,119            23,477
                                                     ------            ------
Current liabilities -- falling due within one year
  Finance debt......................       25         6,418             4,900
  Trade payables....................       26        14,363             8,203
  Other accounts payable and
    accrued liabilities.............       26        16,366            10,172
                                                     ------            ------
                                                     37,147            23,275
                                                     ------            ------
Net current assets .................                            2,972               202
                                                               ------            ------
Total assets less current liabilities                         106,791            66,286
Noncurrent liabilities
  Finance debt......................       25        14,772             9,644
  Accounts payable and accrued liabilities 26         5,223             2,245
Provisions for liabilities and charges
  Deferred taxation.................        9         1,822             1,783
  Other.............................       27        10,973             8,272
                                                     ------            ------
                                                               32,790            21,944
                                                               ------            ------
Net assets..........................                           74,001            44,342
Minority shareholders' interest.....                              585             1,061
                                                               ------            ------
BP shareholders' interest*..........                           73,416            43,281
                                                               ======            ======
Represented by:
Capital shares
  Preference........................                               21                21
  Ordinary..........................                            5,632             4,871
Paid in surplus.....................       29                   3,770             3,684
Merger reserve......................       29                  26,869               697
Other reserves......................       29                     456                --
Retained earnings...................    29/30                  36,668            34,008
                                                               ------            ------
                                                               73,416            43,281
                                                               ======            ======

----------

* A summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 43.

The Notes to Financial Statements are an integral part of this Balance Sheet.

                               CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  Years ended December 31,
                                                                 ------------------------
                                                        Note       2000     1999     1998
                                                      ------     ------   ------   ------
                                                                         ($ million)


Net cash inflow from operating activities............     31     20,416   10,290    9,586
                                                                 ------   ------   ------
Dividends from joint ventures........................               645      949      544
                                                                 ------   ------   ------
Dividends from associated undertakings...............               394      219      422
                                                                 ------   ------   ------
Servicing of finance and returns on investments
Interest received....................................               444      179      223
Interest paid........................................            (1,354)  (1,065)    (961)
Dividends received...................................                42       34       43
Dividends paid to minority shareholders..............               (24)    (151)    (130)
                                                                 ------   ------   ------
Net cash outflow from servicing of finance and
  returns on investments.............................              (892)  (1,003)    (825)
                                                                 ------   ------   ------
Taxation
UK corporation tax...................................              (869)    (559)    (391)
Overseas tax.........................................            (5,329)    (701)  (1,314)
                                                                 ------   ------   ------
Tax paid.............................................            (6,198)  (1,260)  (1,705)
                                                                 ------   ------   ------
Capital expenditure and financial investment
Payments for fixed assets............................           (10,037)  (6,457)  (8,431)
Purchase of shares for employee share schemes........               (64)     (77)    (254)
Proceeds from the sale of fixed assets...............     18      3,029    1,149    1,387
                                                                 ------   ------   ------
Net cash outflow for capital expenditure
  and financial investment...........................            (7,072)  (5,385)  (7,298)
                                                                 ------   ------   ------
Acquisitions and disposals
Investments in associated undertakings...............              (985)    (197)    (396)
Acquisitions.........................................     17     (6,265)    (102)    (314)
Net investment in joint ventures.....................              (218)    (750)     708
Proceeds from the sale of businesses.................     18      8,333    1,292      780
                                                                 ------   ------   ------
Net cash inflow for acquisitions and disposals.......               865      243      778
                                                                 ------   ------   ------
Equity dividends paid................................            (4,415)  (4,135)  (2,408)
                                                                 ------   ------   ------
Net cash inflow (outflow)............................             3,743      (82)    (906)
                                                                 ======   ======   ======
Financing............................................     31      3,413     (954)    (377)
Management of liquid resources.......................     31        452      (93)    (596)
Increase (decrease) in cash..........................     31       (122)     965       67
                                                                 ------   ------   ------
                                                                  3,743      (82)    (906)
                                                                 ======   ======   ======

--------------------------------------------------------------------------------

                STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                         ($ million)

Profit for the year..................................            11,870    5,008    3,220
Currency translation differences.....................            (2,508)    (921)      55
                                                                 ------   ------   ------
Total recognized gains and losses relating to the year            9,362    4,087    3,275
Prior year adjustment-- change in accounting policy..                --      715       --
                                                                 ------   ------   ------
Total recognized gains and losses....................             9,362    4,802    3,275
                                                                 ======   ======   ======

---------------

For a cash flow statement and a statement of comprehensive income prepared on the basis of US GAAP see Note 43 -- US generally accepted accounting principles.

--------------------------------------------------------------------------------
The  Notes to Financial Statements are an integral part of these Statements.

                     STATEMENT OF CHANGES IN BP SHAREHOLDERS' INTEREST

     During 2000 the parent Company's authorized ordinary share capital was increased from 24 billion to 36 billion shares of 25 cents each amounting to $9 billion. In addition the Company has authorised preference share capital of 12,750,000 shares of (pound)1 each ($21 million). At the date of completion of the acquisition of ARCO, the parent Company issued 3,186,006,476 ordinary shares of 25 cents each and following the acquisition issued a further 42,267,402 ordinary shares in respect of ARCO preference shares surrendered and ARCO employee share options exercised. The authorized ordinary share capital of BP Amoco p.l.c. at December 31, 1999 was 24 billion ordinary shares of 25 cents each and at December 31, 1998 the authorized ordinary share capital was 12 billion ordinary shares of 50 cents each.

      The allotted, called up and fully paid share capital at December 31, was as follows:

                                                                  Shares
                                                         ---------------------
                                                          Authorized    Issued     Amount
                                                         ----------- ---------   --------
                                                                               ($ million)
Non-equity-- preference shares
8% cumulative first preference
   shares of(pound)1 each at
   December 31, 2000, 1999 and 1998..............         7,250,000  7,232,838         12
                                                        ===========  =========   ========
9% cumulative second preference
   shares of(pound)1 each at
   December 31, 2000, 1999 and 1998..............         5,500,000  5,473,414          9
                                                        ===========  =========   ========
Equity--ordinary shares of 25 cents each
  Authorized
  December 31, 2000.............................     36,000,000,000
                                                     ==============

                                                    Years ended December 31,
                           ----------------------------------------------------------------------------
                                    2000                        1999                     1998
                           ----------------------     ----------------------     ----------------------
  ISSUED                       Shares of                  Shares of                  Shares of
                           25 cents each   Amount     25 cents each   Amount     50 cents each   Amount
                           -------------   ------     -------------   ------     -------------   ------
                            (thousands) ($ million)    (thousands) ($ million)    (thousands) ($ million)

  January 1................   19,484,024    4,871        19,366,020    4,842         9,597,793    4,309
  Exchange adjustment......           --       --                --       --                --       17
  Employee share schemes...       38,112        9            66,162       16            29,833       13
  Share dividend plan......           --       --            51,842       13           110,285       46
  ARCO acquisition.........    3,228,274      807                --       --                --       --
  Share buyback............     (221,663)     (55)               --       --           (54,901)     (27)
  Redenomination of shares
    into US dollars........           --       --                --       --                --      484
                              ----------  --------       ----------  --------        --------- --------
  December 31..............   22,528,747    5,632        19,484,024     4,871        9,683,010    4,842
                              ==========  ========       ==========  ========        ========= ========

Paid in surplus
  January 1................                 3,684                       3,386                     3,777
  Exchange adjustment......                    --                          --                        22
  Premium on shares issued:
    Employee share schemes.                   250                         250                        75
    Share dividend plan ...                    --                         (13)                      (46)
  Share buyback............                    55                          --                        --
  Stamp duty reserve tax...                  (295)                         --                        --
  Qualifying Employee Share
    Ownership Trust (d)....                    76                          61                        42
  Redenomination of shares
    into US dollars........                    --                          --                      (484)
                                         --------                    --------                  --------
  December 31..............                 3,770                       3,684                     3,386
                                         ========                    ========                  ========

The Notes to Financial Statements are an  integral  part  of  this Statement.

               STATEMENT OF CHANGES IN BP SHAREHOLDERS' INTEREST (Concluded)

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                       ($ million)
Merger reserve
  January 1..........................................               697      697      650
  Employee share schemes.............................                --       --       97
  ARCO acquisition...................................            26,172       --       --
  Share buyback......................................                --       --      (50)
                                                                 ------   ------   ------
  December 31........................................            26,869      697      697
                                                                 ======   ======   ======
Other reserves
  January 1..........................................                --       --       --
  ARCO acquisition...................................               456       --       --
                                                                 ------   ------   ------
  December 31........................................               456       --       --
                                                                 ======   ======   ======
Retained earnings
  January 1..........................................            34,008   33,555   33,746
  Exchange adjustment................................            (2,508)    (921)      16
  Share dividend plan................................                --      311    1,243
  Share buyback......................................            (2,001)      --     (507)
  Qualifying Employee Share Ownership Trust (d)......               (76)     (61)     (42)
  Profit for the year................................            11,870    5,008    3,220
  Dividends (c)
   Preference (non-equity)...........................                (2)      (2)      (1)
   Ordinary (equity).................................            (4,623)  (3,882)  (4,120)
                                                                 ------   ------   ------
  December 31........................................            36,668   34,008   33,555
                                                                 ======   ======   ======

      ----------

(a) During 2000 there were no BP ordinary shares (1999, 51,842,146 and 1998, 110,285,094) issued under the share dividend plan at par value, by capitalization of paid in surplus.

(b) Voting on substantive resolutions tabled at a general meeting is on a poll. On a poll, shareholders present in person or by proxy have two votes for every (pound)5 in nominal amount of the first and second preference shares held and one vote for every ordinary share held. On a show of hands vote on other resolutions (procedural matters) at a general meeting, shareholders present in person or by proxy have one vote each.

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

(c)   See Note 10-- Dividends per ordinary share.

(d)   See Note 33-- Employee share schemes.

(e)   See Note 30-- Retained earnings.


The Notes to Financial Statements are an integral part of this Statement.

                          NOTES TO FINANCIAL STATEMENTS

Note 1 -- Accounting policies

Accounting standards

     These accounts are prepared in accordance with applicable UK accounting standards. The Group has adopted Financial Reporting Standard No.15 `Tangible Fixed Assets' and Financial Reporting Standard No.16 `Current Tax' with effect from January 1, 2000.

Basis of preparation

      The Group's main activities are the exploration and production of crude oil and natural gas; the marketing and trading of gas and power; the refining, marketing, supply and transportation of petroleum products; and the manufacturing and marketing of petrochemicals.

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

      On the acquisition of a subsidiary, or of an interest in a joint venture or associate, fair values reflecting conditions at the date of acquisition are attributed to the identifiable net assets acquired. When the cost of acquisition exceeds the fair values attributable to the Group's share of such net assets the difference is treated as purchased goodwill. This is capitalized and amortized over its estimated useful economic life, limited to a maximum period of 20 years.

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

Replacement cost

      The results of individual businesses and geographical areas are presented on a replacement cost basis. Replacement cost operating results exclude inventory holding gains or losses and reflect the average cost of supplies incurred during the year, and thus provide insight into underlying trading results. Inventory holding gains or losses represent the difference between the replacement cost of sales and the historical cost of sales calculated using the first-in, first-out, method.

Inventory valuation

      Inventories are valued at cost to the Group using the first-in, first-out, method or at net realizable value, whichever is the lower. Stores are stated at or below cost calculated mainly using the average method.

Revenue recognition

     Revenues associated with the sale of oil, natural gas liquids, liquefied natural gas, petroleum and chemical products and all other items are recognized when the title passes to the customer. Generally, revenues from the production of natural gas and oil properties in which the Group has an interest with other producers, are recognized on the basis of the Group's working interest in those properties (the entitlement method). Differences between the production sold and the Group's share of production are not significant.

Foreign currencies

      On consolidation, assets and liabilities of subsidiaries are translated into US dollars at closing rates of exchange. Income and cash flow statements are translated at average rates of exchange. Exchange differences resulting from the retranslation of net investments in subsidiaries and associates at closing rates, together with differences between income statements translated at average rates and at closing rates, are dealt with in reserves. Exchange gains and losses arising on long-term foreign currency borrowings used to finance the Group's foreign currency investments are also dealt with in reserves. All other exchange gains or losses on settlement or translation at closing rates of exchange of monetary assets and liabilities are included in the determination of profit for the year.

Derivative financial instruments

      The Group uses derivative financial instruments (derivatives) to manage certain exposures to fluctuations in foreign currency exchange rates and interest rates, and to manage some of its margin exposure from changes in oil and natural gas prices. Derivatives are also traded in conjunction with these risk management activities.

      The purpose for which a derivative contract is used is identified at inception. To qualify as a derivative for risk management, the contract must be in accordance with established guidelines which ensure that it is effective in achieving its objective. All contracts not identified at inception as being for the purpose of risk management are designated as being held for trading purposes and accounted for using the fair value method, as are all oil price derivatives.

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

Derivative financial instruments (continued)

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

Note 1-- Accounting policies (concluded)

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

Comparative figures

      Certain previous years' figures have been changed to conform with the 2000 presentation.

Note 2 -- Turnover

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                       ($ million)
Sales and operating revenue..........................           168,709   91,891   76,448
Customs duties and sales taxes.......................            20,647    8,325    8,144
                                                                 ------   ------   ------
                                                                148,062   83,566   68,304
                                                                 ======   ======   ======

Note 3 -- Production taxes

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                       ($ million)
UK petroleum revenue tax.............................               707      237       45
Overseas production taxes............................             1,354      780      559
                                                                 ------   ------   ------
                                                                  2,061    1,017      604
                                                                 ======   ======   ======

Note 4 -- Distribution and administration expenses

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                       ($ million)
Distribution................................................      6,718    5,031    4,714
Administration..............................................      1,817    1,033    1,330
                                                                 ------   ------   ------
                                                                  8,535    6,064    6,044
                                                                 ======   ======   ======

Note 5 -- Other income

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                       ($ million)
Income from other fixed asset investments...................        202       66       74
Other interest and miscellaneous income.....................        603      348      635
                                                                 ------   ------   ------
                                                                    805      414      709
                                                                 ======   ======   ======
Income from investments publicly traded included above......          8       14       10
                                                                 ------   ------   ------

Note 6 -- Exceptional items

      Exceptional items comprise profit (loss) on sale of businesses and fixed assets, restructuring costs and merger expenses, as follows:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                       ($ million)
Profit on sale of businesses
--Group.....................................................        341      427      310
--Joint ventures............................................         --       42       85
Loss on sale of businesses -- Group.........................       (209)    (106)      --
                                                                 ------   ------   ------
                                                                    132      363      395
Profit on sale of fixed assets
--Group.....................................................        535       84      653
--Joint ventures............................................         24       --       --
Loss on sale of fixed assets -- Group.......................       (471)    (784)      --
                                                                 ------   ------   ------
                                                                     88     (700)     653
                                                                 ------   ------   ------
                                                                    220     (337)   1,048
Restructuring costs
--Group.....................................................         --   (1,900)      --
--Joint ventures............................................         --      (43)      --
Merger expenses -- Group....................................         --       --     (198)
                                                                 ------   ------   ------
Exceptional items...........................................        220   (2,280)     850
Taxation credit (charge):
Sale of businesses..........................................       (181)     (21)     (36)
Sale of fixed assets........................................       (111)     (29)    (185)
Restructuring costs.........................................         --      280       --
Merger expenses.............................................         --       --       23
                                                                 ------   ------   ------
Exceptional items, net of tax...............................        (72)  (2,050)     652
                                                                 ======   ======   ======

Note 6 -- Exceptional items (concluded)

Sales of businesses

      The profit on the sale of businesses during 2000 is attributable primarily to the divestment by the Group of its common interest in Altura Energy. For 1999 the profit related mainly to the divestment by the Group of its Canadian oil properties and certain chemicals businesses. These included the Verdugt acid salts business; the Plaskon electronics materials business located in the USA and Singapore; and the US Fibers and Yarns business. The profit on sale of businesses by joint ventures in 1999 was mainly attributable to the disposal by the BP/Mobil joint venture of its retail network in Hungary. In 1998 the principal sales of businesses were exploration and production properties in the USA and Papua New Guinea, the retail network in the Czech Republic, the Adibis fuel additives business and a speciality chemicals distribution business. The profit on sale of businesses by joint ventures related mainly to the disposal by the BP/Mobil joint venture of its retail network in Belgium.

      For 2000 the loss on sale of businesses relates to the subvention of bank loans to its paraxylene joint venture in Singapore. The loss during 1999 arose from the closure of this joint venture.

Sale of fixed assets

      The profit on the sale of fixed assets in 2000 includes the profit from the disposal of the Alliance refinery, located in Belle Chasse, Louisiana, the profit from the divestment of a 10% interest in certain exploration and production interests in Trinidad and the profit from the sale of other exploration and production interests, mainly in the UK and USA. For 1999 the sale of fixed assets included the Federal Trade Commission-mandated sale of distribution terminals and service stations in the USA, the divestment by the Group of its interest in an olefins cracker at Wilton in the UK and the sale and leaseback of US railcars. In 1998 the profit on the sale of fixed assets arose principally from the divestment of the refinery in Lima, Ohio, and the sale and leaseback of the Amoco building in Chicago.

      For 2000 the loss on sale of fixed assets relates principally to the divestment by the Group of its interests in the Quiriquire and Guarapiche fields in Venezuela. The major element of the loss in 1999 was the disposal by the Group of its interest in the Pedernales oil field in Venezuela.

      Additional information on the sale of businesses and fixed assets is given in Note 18 -- Disposals.

Restructuring costs

      These costs arose from restructuring activity across the Group following the merger of BP and Amoco at the end of 1998 and relate predominantly to the Group's US operations. The major elements of the restructuring charges comprise employee severance costs ($1,212 million) and provisions to cover future rental payments on surplus leasehold office accommodation and other property ($297 million). During 1999, some 16,000 employees left the Group through severance or outsourcing arrangements. Also included in the restructuring charges are office closure costs, contract termination payments and asset write-downs. The cash outflow for these restructuring charges during 1999 was $976 million and during 2000 was $446 million.

Merger expenses

      BP incurred fees and expenses of $198 million in connection with the merger of BP and Amoco. These costs relate principally to investment banking fees as well as legal, accounting and regulatory filing fees.

Note 7 -- Interest expense

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                       ($ million)
Bank loans and overdrafts............................               154      119      158
Other loans..........................................             1,221      854      762
Finance leases.......................................               107       75       90
                                                                 ------   ------   ------
                                                                  1,482    1,048    1,010
Capitalized at 7% (1999 6% and 1998 7%)..............               119       43      119
                                                                 ------   ------   ------
Group................................................             1,363    1,005      891
Joint ventures.......................................                78       70       54
Associated undertakings..............................               140      131      108
Unwinding of discount on provisions .................               189      130      124
Change in discount rate for provisions ..............                --      (20)      --
                                                                 ------   ------   ------
Total charged against profit.........................             1,770    1,316    1,177
                                                                 ======   ======   ======

     Interest expense includes a charge of $111 million (1999 $24 million and 1998 $12 million) relating to early redemption of debt.

Note 8 -- Depreciation and amounts provided

      Included in the income statement under the following headings:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                       ($ million)
Depreciation:
  Replacement cost of sales..........................             6,403    4,185    4,666
  Distribution.......................................               707      408      335
  Administration.....................................                87      115      100
  Exceptional items..................................                --      258       --
                                                                 ------   ------   ------
                                                                  7,197    4,966    5,101
                                                                 ======   ======   ======
Depreciation of capitalized leased assets included above             79       70       71
                                                                 ------   ------   ------
Amounts provided against fixed asset investments:
  Exceptional items..................................                --       84       --
  Replacement cost of sales..........................               252       (1)     200
                                                                 ------   ------   ------
                                                                    252       83      200
                                                                 ======   ======   ======

      The charge for depreciation and amortization of goodwill in 2000 includes $61 million for the write-down of Chemicals and Exploration and Production assets. In addition $181 million has been provided against the Group's chemicals investment in Indonesia as a result of the continuing weak business environment in the region.

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

      In assessing the value in use of potentially impaired assets, a discount rate of 9% has been used. This is the rate used by the Company for investment appraisal.

Note 9 -- Taxation

Charge for taxation

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                       ($ million)
United Kingdom corporation tax:
  Current at 30.0% (1999 at 30.25% and 1998 at 31.0%)             1,505      875    1,325
  Overseas tax relief................................              (310)    (363)    (566)
                                                                 ------   ------   ------
                                                                  1,195      512      759
  Deferred at 30.0% (1999 at 30.0% and 1998 at 31.0%)                12       91     (188)
                                                                 ------   ------   ------
                                                                  1,207      603      571
  Advance corporation tax............................                --       --      (76)
                                                                 ------   ------   ------
                                                                  1,207      603      495
                                                                 ------   ------   ------
Overseas:
  Current............................................             3,704    1,143      896
  Deferred...........................................              (124)      30       (4)
  Joint ventures.....................................                --        5      (15)
  Associated undertakings............................               185       99      148
                                                                 ------   ------   ------
                                                                  3,765    1,277    1,025
                                                                 ------   ------   ------
Taxation charge for the year.........................             4,972    1,880    1,520
                                                                 ======   ======   ======

      Included in the charge for the year is a charge of $292 million (1999 $230 million credit and 1998 $198 million charge) relating to exceptional items.

Provisions for deferred taxation

                                                                          Gross potential
                                                          Provisions         liability
                                                        ---------------   ---------------
                                                              Years ended December 31,
                                                        ---------------------------------
                                                          2000     1999     2000     1999
                                                        ------   ------   ------   ------
                                                                     ($ million)
Analysis of movements during the year:
  At January 1........................................   1,783    1,632    7,139    6,618
  Exchange adjustments................................    (139)      30     (262)     (42)
  Acquisitions........................................     323       --    1,404       --
  Charge (credit) for the year........................    (112)     121    1,442      563
  Deletions/transfers.................................     (33)      --      (39)      --
                                                        ------   ------   ------   ------
  At December 31......................................   1,822    1,783    9,684    7,139
                                                        ======   ======   ======   ======
  of which -- United Kingdom..........................   1,141    1,015    1,436    1,482
           -- Overseas................................     681      768    8,248    5,657
                                                        ======   ======   ======   ======

                                                                          Gross potential
                                                          Provisions         liability
                                                        ---------------   ---------------
                                                              Years ended December 31,
                                                        ---------------------------------
                                                          2000     1999     2000     1999
                                                        ------   ------   ------   ------
                                                                     ($ million)
Analysis of provision:
  Depreciation........................................   2,641    2,567   13,008   10,279
  Petroleum revenue tax...............................    (337)    (332)    (337)    (332)
  Other timing differences............................    (482)    (452)  (2,987)  (2,808)
                                                        ------   ------   ------   ------
                                                         1,822    1,783    9,684    7,139
                                                        ======   ======   ======   ======

      If provision for deferred taxation had been made on the basis of the gross potential liability, the taxation charge for the year would have been increased (decreased) as follows:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                       ($ million)
United Kingdom.................................................    (122)    (185)     (40)
Overseas.......................................................   1,676      627      409
                                                                 ------   ------   ------
                                                                  1,554      442      369
                                                                 ======   ======   ======

      Deferred taxation is not generally provided in respect of liabilities which may arise on the distribution of accumulated reserves of overseas subsidiaries, joint ventures and associates.

     Reconciliation of the UK statutory tax rate to the effective tax rate of the Group on replacement cost profit before exceptional items

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                  (% of profit before tax)
United Kingdom statutory tax rate..............................      30       30       31
Increase (decrease) resulting from:
  Current year timing differences not provided
    (including current year losses unrelieved/prior
     year losses utilized).....................................      (5)     (10)      (6)
  Tax on inventory holding gains (relief for
    inventory holding losses)..................................       1        2       (3)
  Overseas taxes at higher rates...............................       7        5        4
  Tax credits..................................................      (4)      --       (2)
  Acquisition amortization.....................................       3       --       --
  Advance corporation tax......................................      --       --       (1)
  Other........................................................      (3)       1        2
                                                                 ------   ------   ------
  Effective tax rate on replacement cost profit before
    exceptional items..........................................      29       28       25
                                                                 ======   ======   ======

      Further information presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 109 -- 'Accounting For Income Taxes' is set out below.

Note 9 -- Taxation (concluded)

Effective tax rate

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                       ($ million)
Analysis of profit before taxation:
United Kingdom.......................................             3,426    1,663    2,269
Overseas.............................................            13,508    5,363    2,534
                                                                 ------   ------   ------
                                                                 16,934    7,026    4,803
                                                                 ======   ======   ======
Taxation.............................................             4,972    1,880    1,520
                                                                 ======   ======   ======
Effective tax rate...................................                29%      27%      32%
                                                                 ======   ======   ======

      The following relates the United Kingdom statutory tax rate to the effective tax rate of the Group based on profit before taxation:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                  (% of profit before tax)
United Kingdom statutory tax rate....................                30       30       31
Increase (decrease) resulting from:
  Current year timing differences not provided.......                (5)      (9)     (12)
  (Prior year losses utilized) current
     year losses unrelieved..........................                 2        2        5
  (Inventory holding gains not taxed) no relief for
     inventory holding losses.........................               (1)      (5)       5
  Overseas taxes at higher rates.....................                 7        5        7
  Tax credits........................................                (4)      --       (2)
  Advance corporation tax............................                --       --       (2)
Acquisition amortization ............................                 3        1        1
  Other .............................................                (3)       3       (1)
                                                                 ------   ------   ------
Effective tax rate...................................                29       27       32
                                                                 ======   ======   ======

Note 10 -- Dividends per ordinary share

                                                  Years ended December 31,
                              --------------------------------------------------------------
                                2000   1999   1998   2000   1999   1998   2000   1999   1998
                              ------ ------ ------ ------ ------ ------ ------ ------ ------
                                (pence per share)    (cents per share)       ($ million)
BP
Dividends per ordinary share:
First quarterly...........     3.220  3.069    --    5.00   5.00    --   1,133    970     --
Second quarterly..........     3.352  3.112    --    5.00   5.00    --   1,128    970     --
Third quarterly...........     3.602  3.033    --    5.25   5.00    --   1,185    971     --
Fourth quarterly..........     3.617  3.125 3.059    5.25   5.00  5.00   1,177    971    968
                              ------ ------ ------ ------ ------ ------ ------ ------ ------
                              13.791 12.339 3.059   20.50  20.00  5.00   4,623  3,882    968
                              ------ ------ ------ ------ ------ ------ ------ ------ ------
The British Petroleum Company p.l.c.
Dividends per ordinary share:
First quarterly...........                  2.875                 4.75                   551
Second quarterly..........                  3.000                 5.00                   579
Third quarterly...........                  3.000                 5.00                   584
Fourth quarterly..........                     --                   --                    --
                                           ------               ------                ------
                                            8.875                14.75                 1,714
                                           ------               ------                ------
Amoco
Dividends per common stock:
First quarterly...........                                       18.75                   362
Second quarterly..........                                       18.75                   360
Third quarterly...........                                       18.75                   358
Fourth quarterly..........                                       18.75                   358
                                                                ------                ------
                                                                 75.00                 1,438
                                                                ------  ------ ------ ------
Total Group...............                                               4,623  3,882  4,120
                                                                        ====== ====== ======

      On an ordinary share equivalent basis, the Amoco quarterly dividends for 1998 was 4.7 cents.

Note 11 -- Profit per ordinary share

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                     (cents per share)
Basic earnings per share.......................................   54.85    25.82    16.77
Diluted earnings per share.....................................   54.48    25.68    16.70


     The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders, i.e. profit for the year less preference dividends, related to the weighted average number of ordinary shares in issue during the year. The profit attributable to ordinary shareholders is $11,868 million (1999 $5,006 million and 1998 $3,219 million). The average number of shares outstanding excludes the shares held by the Employee Share Ownership Plans.

      The calculation of diluted earnings per share is based on profit attributable to ordinary shareholders as for basic earnings per share. However, the number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares. The number of ordinary shares outstanding for basic and diluted earnings per share may be reconciled as follows:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                     (shares million)
Weighted average number of ordinary shares.....................  21,638   19,386   19,192
Ordinary shares issuable under employee share schemes..........     145      111       84
                                                                 ------   ------   ------
                                                                 21,783   19,497   19,276
                                                                 ======   ======   ======

      In addition to basic earnings per share based on the historical cost profit for the year, a further measure, based on replacement cost profit before exceptional items, is provided as it is considered that this measure gives an indication of underlying performance.

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                     (cents per share)
Profit for the year............................................   54.85    25.82    16.77
Inventory holding (gains) losses...............................   (3.36)   (8.91)    7.25
                                                                 ------   ------   ------
Replacement cost profit for the year...........................   51.49    16.91    24.02
Exceptional items, net of tax..................................    0.33    10.57    (3.40)
                                                                 ------   ------   ------
Replacement cost profit before exceptional items...............   51.82    27.48    20.62
                                                                 ======   ======   ======

Note 12-- Quarterly results of operations (unaudited)

                                                         Historical cost             Profit per
                                                Group      profit before    Profit     ordinary
                                             turnover   interest and tax     (loss)       share
                                             --------   ----------------    ------   ----------
                                                            ($ million)                  (cents)

Year ended December 31, 2000
First quarter.............................     33,091              4,336     3,085        15.88
Second quarter............................     39,027              4,711     3,024        13.59
Third quarter.............................     44,862              5,377     3,351        14.85
Fourth quarter............................     44,846              4,280     2,410        10.53
                                             --------   ----------------    ------   ----------
Total.....................................    161,826             18,704    11,870        54.85
                                            =========   ================    ======   ==========
Year ended December 31, 1999
First quarter.............................     17,984                195      (176)       (0.91)
Second quarter............................     22,939              2,461     1,635         8.44
Third quarter.............................     26,665              2,990     1,848         9.53
Fourth quarter............................     33,592              2,696     1,701         8.76
                                             --------   ----------------    ------   ----------
Total.....................................    101,180              8,342     5,008        25.82
                                            =========   ================    ======   ==========

Note 13 -- Rental expense under operating leases

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                        ($ million)
Minimum rentals:
  Tanker charters....................................               361      357      396
  Plant and machinery................................               471      509      429
  Land and buildings.................................               343      271      315
                                                                 ------   ------   ------
                                                                  1,175    1,137    1,140
Less: Rentals from sub-leases........................              (185)    (178)    (105)
                                                                 ------   ------   ------
                                                                    990      959    1,035
                                                                 ======   ======   ======

Note 14 -- Research and development

      Expenditure on research and development amounted to $434 million (1999 $310 million and 1998 $412 million).

Note 15 -- Auditors' remuneration

                                                   Years ended December 31,
                                      --------------------------------------------------
                                             2000              1999              1998
                                      ---------------   ---------------   ---------------
                                          UK    Total       UK    Total       UK    Total
                                      ------   ------   ------   ------   ------   ------
                                                           ($million)
Audit fees-- Ernst & Young:
  Group audit.........................     6       15        6       14        6       12
  Local statutory audit
    and quarterly review..............     2       13        1        6        1        5
                                      ------   ------   ------   ------   ------   ------
                                           8       28        7       20        7       17
                                      ------   ------   ------   ------   ------   ------
Audit fees -- PricewaterhouseCoopers LLP:
  Group audit.........................    --       --       --       --       --        3
  Local statutory audit
    and quarterly review..............    --       --       --       --       --        1
                                      ------   ------   ------   ------   ------   ------
                                          --       --       --       --       --        4
                                      ------   ------   ------   ------   ------   ------
Total Group...........................     8       28        7       20        7       21
                                      ======   ======   ======   ======   ======   ======

Fees for other services -- Ernst & Young
  Acquisitions and disposals..........     8        9        3        5        2        4
  Taxation services...................     2       14        1        6        1        4
  Assurance services..................     5       10        4        5        4        6
  Consultancy.........................     5       18        7       20        2       11
                                      ------   ------   ------   ------   ------   ------
                                          20       51       15       36        9       25
                                      ======   ======   ======   ======   ======   ======

      2000 Group audit fees include $1 million (1999 $1 million and 1998 $1 million) for excess of actual over estimated fees for 1999.

      Fees to major firms of accountants other than Ernst &Young for non-audit services amounted to $411 million (1999 $160 million and 1998 $181 million).

Note 16 -- Currency exchange gains and losses

      Accounted net foreign currency exchange gain included in the determination of profit for the year amounted to $30 million (1999 $17 million gain and 1998 $23 million loss).

Note 17 -- Acquisitions

      In 2000 the Company acquired Atlantic Richfield Company (ARCO) and Burmah Castrol plc (Burmah Castrol) and the 18% minority interest in Vastar Resources Inc. (Vastar), a subsidiary of ARCO. The Company also purchased most of ExxonMobil's assets used by the fuels refining and marketing operation in Europe and made a number of minor acquisitions. All these business combinations have been been accounted for using the acquisition method of accounting. The goodwill arising on the ARCO and Burmah Castrol acquisitions is being amortized over 10 years.

ARCO acquisition

      On April 13 the acquisition of ARCO by BP was cleared by the US Federal Trade Comission and thereby became unconditional. The transaction was closed on April 18, 2000. The last day of trading in ARCO common stock was April 17, 2000. The results of ARCO have been consolidated from April 14.

      ARCO shareholders received for each share of ARCO common stock held as of April 17, 2000, 9.84 BP ordinary shares. Such BP ordinary shares were delivered in the form of BP ADSs or, at the election of a holder of ARCO common stock, BP ordinary shares. For purposes of determining the consideration for the transaction the number of ARCO shares issued and outstanding on April 17, 2000 (324 million shares), together with the estimated number of additional shares which may be issued in respect of outstanding options and contingent stock and on conversion of ARCO preference stock (15 million shares), have been used, which would result in the issue of approximately 3,335 million BP ordinary shares. The total consideration for the acquisition was $27,506 million, including acquisition expenses of $79 million. Stamp duty reserve tax of $295 million paid on the issue of ADSs has been treated as a share issue expense and charged against the Share Premium Account.

      The assets and liabilities of ARCO and the fair value adjustments made are set out below:

                                                     Fair value adjustments
                                                   --------------------------
                                                     Accounting
                                       Book value        policy                      Fair
                                  on acquisitions     alignment  Revaluations        value
                                  ---------------  ------------  ------------    ---------
                                                            ($ million)

Intangible fixed assets................     1,358           (20)        1,211        2,549
Tangible fixed assets..................    12,088        (2,208)        9,949       19,829
Fixed asset investments................     2,858          (447)          594        3,005
Net assets of operations held for sale.     4,293            --           997        5,290
Current assets (excluding cash)........     3,326           297            45        3,668
Cash at bank and in hand...............       994            --            --          994
Finance debt...........................    (6,431)           --          (365)      (6,796)
Other creditors........................    (2,539)         (649)         (287)      (3,475)
Deferred taxation......................    (3,643)        3,320            --         (323)
Other provisions.......................    (2,761)         (104)         (144)      (3,009)
                                          -------       -------       -------      -------
Net assets acquired....................     9,543           189        12,000       21,732
                                          -------       -------       -------

Minority interests.....................                                             (1,595)
Goodwill...............................                                              7,369
                                                                                   -------
Consideration..........................                                             27,506
                                                                                   =======

Fair Values

      The methods and assumptions set out in the following paragraphs were used in estimating the fair value of the assets and liabilities acquired.

      Intangible and tangible fixed assets. The fair value of the tangible and intangible assets has mainly been estimated by determining the net present value of future cash flows. The cash flows were discounted at the rate used by the Company for investment appraisal, namely 9%.

     Fixed asset investment. The fair value of listed investments is based on quoted market prices.

      Net assets of operations held for sale. The fair value of the net assets of these operations reflects the sales proceeds, less attributable taxation.

      Finance debt. The fair value of ARCO long term debt, including current maturities, has been estimated based on the quoted market prices for the same or similar issues.

      Other creditors. Accruals for sundry liabilities existing at the date of acquisition.

      Other provisions. Liabilities for pensions and other post-retirement benefits have been estimated by independent actuaries. Provisions for other liabilities have been reassessed at the acquisition date and revalued in line with BP practice.

Accounting policy alignment

      The accounting policy alignment adjustments represent the adjustments necessary to restate the balance sheet of ARCO prepared under US GAAP to conform with BP's accounting policies under UK GAAP. The principal adjustments are set out below.

     Tangible fixed assets. The adjustments mainly reflect restatement of tangible fixed assets to recoverable amount where this is less than carrying value ($1,388 million), the elimination of deferred tax gross up on business combinations ($1,131 million), and the capitalization of decommissioning assets ($176 million).

      Fixed asset investments. Restatement to historical cost rather than current market value.

      Current assets. The basis of stock valuation changed from last-in first-out to first-in first-out.

      Other creditors. Reclassification of corporate taxes payable.

     Deferred taxation. Restatement of deferred tax liabilities on a restricted liability basis ($1,338 million) and the elimination of deferred tax gross up on business combinations ($1,131 million).

      Other provisions. Restatement on a discounted basis of environmental and other provisions and recognition of the full liability for decommissioning on a discounted basis.

     The summarized income statement and statement of total recognized gains and losses of ARCO for the period January 1, 2000 to April 13, 2000, being the period from the beginning of ARCO's financial year to the effective date of the acquisition, are shown below. Also shown below is the summarized income statement for the financial year ended December 31, 1999. This information is presented on a US GAAP basis and includes the results of those operations which were sold as required by the US Federal Trade Commission.

Summarized income statement

                                                                        Period          Year
                                                                     January 1         ended
                                                                   to April 13,  December 31,
                                                                          2000          1999
                                                                   -----------   -----------
                                                                             ($ million)
Turnover....................................................             4,930        13,055
                                                                        ------        ------

Profit before interest and taxation.........................             1,056         2,391
Interest....................................................               125           398
                                                                        ------        ------
Profit before taxation......................................               931         1,993
Taxation....................................................               291           533
                                                                        ------        ------
Profit after taxation.......................................               640         1,460
Minority shareholders' interest.............................                18            38
                                                                        ------        ------
Net Income..................................................               622         1,422
                                                                        ======        ======

Statement of total recognized gains and losses

                                                                                     Period
                                                                                  January 1
                                                                                to April 13,
                                                                                       2000
                                                                                -----------
                                                                                 ($ million)

Net income for the period...................................                            622
Currency translation differences............................                             (5)
Unrealized gain (loss) on securities........................                            129
                                                                                     ------
Total recognized gains and losses...........................                            746
                                                                                     ======

     For the year ended December 31, 2000 ARCO contributed $12,162 million to turnover, $569 million to Group replacement cost operating profit and $518 million to historical cost profit before interest and tax. Within the Exploration and Production segment ARCO represented $4,458 million of turnover and $690 million of Group replacement cost operating profit. For the USA segment ARCO represented $9,420 million of turnover and $52 million of Group replacement cost operating profit.

      ARCO contributed $3,523 million to the Group's net cash inflow from operating activities, represented $295 million of net cash outflow from servicing of finance and returns on investments, represented $2,270 million of tax paid, represented $404 million of net cash outflow for capital expenditure, contributed $5,066 million of net cash inflow for acquisitions and disposals and represented $3,092 million of net cash outflow from financing.

      The following unaudited pro forma consolidated results of operations for the Group have been prepared as if the acquisition of ARCO was effective as of January 1, 1999.

                                                                          Year ended December 31,
                                                                       ---------------------------
                                                                          2000              1999
                                                                      --------          --------
                                                                ($ million, except per share amounts)

Turnover.............................................................  152,091            94,610
Historical cost profit before interest and tax.......................   18,916             8,124
Profit for the year..................................................   11,817             4,174
Per ordinary share - cents
Basic................................................................    52.14             18.37
Diluted..............................................................    51.81             18.28
Per American Depositary Share - cents
Basic................................................................   312.84            110.22
Diluted..............................................................   310.86            109.68

Profit for the year applicable to ordinary shares as
adjusted to accord with US GAAP......................................    9,998             3,442
Per ordinary share - cents
Basic................................................................    44.11             15.15
Diluted..............................................................    43.83             15.08
Per American Depositary Share - cents
Basic................................................................   264.66             90.90
Diluted..............................................................   262.98             90.48

Other acquisitions

     BP completed the purchase of the minority interest in Vastar on September 15,2000 for a total consideration of $1,618 million. This was settled in cash and included expenses of $9 million and $94 million for the buy-out of employee share options. The identifiable assets and liabilities of Vastar have not been revalued on the acquisition of the minority interest as the difference between the fair values and the carrying amounts of the assets and liabilities is not material.

     On July 7, 2000, the Company declared its cash offer for Burmah Castrol unconditional. The results of Burmah Castrol have been consolidated from this date. The total consideration was $4,909 million. Apart from the issue of $130 million of loan notes the balance of the consideration has been or will be settled in cash and includes expenses of $16 million.

      On dissolution of the pan-European refining and marketing joint venture BP acquired most of the ExxonMobil assets used by the fuels operation for $1,479 million. This acquisition became effective on August 1, 2000, from which date the operations have been consolidated. The aggregate net assets acquired approximate the consideration paid.

     The Group undertook a number of other acquisitions in the year for an aggregate consideration of $100 million. No significant fair value adjustments were made to the acquired assets or liabilities.

      In 1999 the Group acquired the outstanding 83% of ProGas, a major Canadian natural gas supply aggregator, and 50% of Solarex, a manufacturer and developer of photovoltaic products and systems, it did not already own. Also in 1999 the Group purchased APEX, a solar electric Company based in Montpellier, France.

Note 17 -- Acquisitions (concluded)

      The aggregate assets and liabilities for the Burmah Castrol, ExxonMobil fuels refining and marketing operation and other acquisitions and the fair value adjustments made are set out below:

                                                        Years ended December 31,
                                  ------------------------------------------------------------------------
                                                               2000                          1999     1998
                                  ------------------------------------------------------  -------  -------
                                                       Fair value adjustments
                                                     --------------------------
                                                     Accounting
                                       Book value        policy                     Fair     Fair     Fair
                                  on acquisitions     alignment    Revaluations    value    value    value
                                  ---------------    ----------    ------------  -------  -------  -------
                                                                    ($ million)

Intangible fixed assets...........             19            --             (19)      --        3        1
Tangible fixed assets.............          1,943            (4)             --    1,939      119      194
Fixed asset investments...........          1,080            --              --    1,080        9       71
Business held for resale..........            499            --             137      636       --       --
Current assets (excluding cash)...          3,091            --              --    3,091       10       27
Cash at bank and in hand..........            796            --              --      796        5       --
Finance debt......................         (1,146)           --              --   (1,146)     (58)     (17)
Other creditors...................         (3,718)           --              --   (3,718)      (1)      --
Provisions for liabilities and charges       (218)           (6)            (21)    (245)      --       --
                                            -----         -----           -----    -----    -----    -----
Net assets acquired...............          2,346           (10)             97    2,433       87      276
                                            -----         -----           -----    -----    -----    -----

Minority interests................                                                  (245)      --       --
Goodwill..........................                                                 4,300       20       38
                                                                                   -----    -----    -----
Consideration.....................                                                 6,488      107      314
                                                                                   =====    =====    =====

     Pro forma effects as required by US GAAP, assuming the Burmah Castrol, ExxonMobil fuels refining and marketing operation and other acquisitions had taken place on January 1, 1999, are not presented as they would not materially change reported consolidated results of operations.

Note 18 -- Disposals

     As a condition of the acquisitions of Atlantic Richfield Company (ARCO), BP was required to divest ARCO's Alaskan businesses and certain pipeline interests in the Lower 48. These operations were sold for aggregate proceeds of $6,803 million. No profit or loss arose on these disposals.

      Other major disposals during 2000 were the sale of the Group's common interest in Altura Energy, the sale of the Alliance refinery, the divestment of exploration and production interests in Trinidad, the UK, USA and Venezuela and the sale of the Southern Company Energy Marketing.

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

Note 18 -- Disposals (concluded)

      Total proceeds received for disposals represent the following amounts shown in the cash flow statement:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                        ($ million)
Proceeds from the sale of businesses.................             8,333    1,292      780
Proceeds from the sale of fixed assets...............             3,029    1,149    1,387
                                                                 ------   ------   ------
                                                                 11,362    2,441    2,167
                                                                 ======   ======   ======


      The disposals comprise the following:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                        ($ million)
Intangible assets....................................               458      199      151
Tangible assets......................................             3,224    2,340      945
Fixed asset-- investments............................               673      206      157
Net assets of operations held for sale...............             5,290       --       --
Current assets less current liabilities..............               919      175       88
Other ...............................................               631      (94)    (125)
                                                                 ------   ------   ------
                                                                 11,195    2,826    1,216
Profit (loss) on sale of businesses..................               132      321      310
Profit (loss) on sale of fixed assets................                64     (700)     653
                                                                 ------   ------   ------
Total consideration..................................            11,391    2,447    2,179
Deferred consideration...............................              (102)     (12)      (9)
Cash.................................................                73        6       (3)
                                                                 ------   ------   ------
Net cash inflow......................................            11,362    2,441    2,167
                                                                 ======   ======   ======

Note 19 -- Intangible assets

                                        Exploration                          Other
                                        expenditure      Goodwill      intangibles      Total
                                        -----------   -----------      -----------  ---------
                                                            ($ million)
Cost
At January 1, 2000.....................       3,780           151              507      4,438
Exchange adjustments...................         (62)           (9)              (5)       (76)
Acquisitions...........................       2,549        11,669               --     14,218
Additions..............................       1,295            --               53      1,348
Transfers..............................        (813)          246              216       (351)
Deletions..............................        (643)           (2)             (16)      (661)
                                             ------        ------           ------     ------
At December 31, 2000...................       6,106        12,055              755     18,916
                                             ======        ======           ======     ======

Depreciation
At January 1, 2000.....................         728            80              286     1,094
Exchange adjustments...................         (14)           (5)              (3)      (22)
Charge for the year....................         264           754               57     1,075
Transfers..............................         (91)           53              117        79
Deletions..............................        (197)           --               (6)     (203)
                                             ------        ------           ------    ------
At December 31, 2000...................         690           882              451     2,023
                                             ======        ======           ======    ======

Net book amount
At December 31, 2000...................       5,416       11,173               304    16,893
At December 31, 1999...................       3,052           71               221     3,344
                                             ======        ======           ======    ======

Note 20 -- Tangible assets

      Property, plant and equipment:

                                                                                           Other                   of which
                                 Exploration       Gas      Refining                  businesses                     Assets
                                         and       and           and                         and                      under
                                  Production     Power     Marketing     Chemicals     corporate     Total     construction
                                 -----------     -----     ---------     ---------    ----------     -----     ------------
                                                                  ($ million)
Cost
At January 1, 2000.........           83,306        45        19,031        14,047         1,716   118,145            3,029
Exchange adjustments.......           (2,458)       (2)         (602)         (494)          (48)   (3,604)             (65)
Acquisitions...............           14,753       152         6,608            16           239    21,768              374
Additions..................            4,935       309         1,883         1,286           289     8,702            6,207
Transfers..................              146       (16)        6,854           102           142     7,228           (3,036)
Deletions..................           (7,657)       --        (2,162)          (59)         (354)  (10,232)             (70)
                                      ------    ------        ------        ------        ------   -------           ------
At December 31, 2000.......           93,025       488        31,612        14,898         1,984   142,007            6,439
                                      ======    ======        ======        ======        ======   =======           ======

Depreciation
At January 1, 2000.........           48,864        13         9,476         6,267           894    65,514
Exchange adjustments.......           (1,689)       --          (267)         (213)          (26)   (2,195)
Charge for the year........            4,470         3         1,322           513            78     6,386
Transfers..................               91        --         3,928            14           104     4,137
Deletions..................           (5,462)       --        (1,316)          (43)         (187)   (7,008)
                                      ------    ------        ------        ------        ------   -------
At December 31, 2000.......           46,274        16        13,143         6,538           863    66,834
                                      ======    ======        ======        ======        ======   =======

Net book amount
At December 31, 2000.......           46,751       472        18,469         8,360         1,121    75,173            6,439
At December 31, 1999.......           34,442        32         9,555         7,780           822    52,631            3,029
                                      ======    ======        ======        ======        ======   =======           ======

      Assets held under capital leases, capitalized interest and land at net book amount included above:

                                      Leased assets              Capitalized interest
                              ----------------------------   ----------------------------
                               Cost  Depreciation      Net    Cost  Depreciation      Net
                              -----  -------------   -----   -----  ------------    -----
                                       ($ million)                   ($ million)

At December 31, 2000.......   1,926         1,076      850   2,705         1,472    1,233
At December 31, 1999.......   1,741           969      772   2,554         1,321    1,233
                             ======        ======   ======  ======        ======   ======

                                                                          Leasehold land
                                                                      --------------------
                                                                      Over 50 years
                                                       Freehold land      unexpired   Other
                                                       -------------  -------------   -----
                                                                      ($ million)

At December 31, 2000..................................         2,012            315     151
At December 31, 1999..................................           942             47      38
                                                              ======         ======  ======

Note 21 -- Fixed assets -- investments

                          Associated undertakings
                         -------------------------
                                          Share of
                                          retained       Joint                Own            Listed
                         Shares    Loans    profit    ventures    Loans    shares(a)    investments(b)    Other(c)    Total
                         ------    -----  --------    --------    -----    ------       -----------       -----       -----
                                                                    ($ million)
Cost
At January 1, 2000....    2,866     882        863       5,204       96       456              --            51      10,418
Exchange adjustments..      (41)    (10)       (58)        (96)     (15)      (34)            (34)           (4)       (292)
Additions and net
  movements in
  joint ventures......      643      40        161         587       85        64             994           121       2,695
Acquisitions..........      266     676         --       1,354      317        --             666           806       4,085
Transfers.............      (68)    (23)       176      (4,165)      55        --              --           130      (3,895)
Deletions.............     (470)    (37)        13          --      (62)     (126)            (61)          (10)       (753)
                         ------  ------     ------      ------   ------    ------          ------        ------      ------
At December 31, 2000..    3,196   1,528      1,155       2,884      476       360           1,565         1,094      12,258
                         ======  ======     ======      ======   ======    ======          ======        ======      ======

Amounts provided
At January 1, 2000....      277      --         --          --       31        --              --             1         309
Exchange adjustments..       (1)     (5)        --          --       --        --              --            --          (6)
Provided in the year..        6     181         --          --       28        --              --            37         252
Transfers.............       --      30         --          --       --        --              --            --          30
Deletions.............      (64)     --         --          --      (16)       --              --            --         (80)
                         ------  ------     ------      ------   ------    ------          ------        ------      ------
At December 31, 2000..      218     206         --          --       43        --              --            38         505
                         ======  ======     ======      ======   ======    ======          ======        ======      ======

Net book amount
At December 31, 2000..    2,978   1,322      1,155       2,884      433       360           1,565         1,056      11,753
At December 31, 1999..    2,589     882        863       5,204       65       456              --            50      10,109
                         ======  ======     ======      ======   ======    ======          ======        ======      ======

----------

(a) Own shares are held in Employee Share Ownership Plans (ESOPs) to meet the future requirements of the Employee Share Schemes (see Note 33) and prior to award under the Long Term Performance Plan (see Note 34). At December 31, 2000 the ESOPs held 45,515,000 (53,989,000 at December 31, 1999) shares for the Employee  Share  Schemes and  9,507,000  (9,502,000 at December 31,
     1999) shares for the Long Term Performance Plan. The market value of these shares at December 31, 2000 was $443 million ($640 million at December 31,
     1999).

(b) The market value of listed investments at December 31, 2000 was $1,393 million.

(c)  Other investments are unlisted.

 Note 22 -- Inventories

                                                                             December 31,
                                                                          ---------------
                                                                            2000     1999
                                                                          ------   ------
                                                                             ($ million)
Petroleum...................................................               6,933    3,517
Chemicals...................................................               1,046      828
Other.......................................................                 504      202
                                                                          ------   ------
                                                                           8,483    4,547
Stores......................................................                 751      577
                                                                          ------   ------
                                                                           9,234    5,124
                                                                          ======   ======
Replacement cost............................................               9,392    5,165
                                                                          ======   ======

Note 23 -- Receivables

                                                     December 31, 2000   December 31, 1999
                                                     -----------------   -----------------
                                                     Within      After    Within     After
                                                     1 year     1 year    1 year    1 year
                                                     ------     ------    ------    ------
                                                                  ($ million)
Trade receivables..................................  17,813        --      9,417        --
                                                     ======    ======     ======    ======

Other receivables:
  Joint ventures...................................     582        --        725        --
  Associated undertakings..........................      98        46         60        45
  Prepayments and accrued income...................   2,137       486      1,229       459
  Taxation recoverable.............................     412        --        263        83
  Pension prepayment...............................      --     3,609         --     2,541
  Other............................................   2,766       469      1,653       327
                                                     ------    ------     ------    ------
                                                      5,995     4,610      3,930     3,455
                                                     ======    ======     ======    ======

      Provisions for doubtful debts deducted from Trade receivables amounted to $357 million ($117 million at December 31, 1999).

----------

See Note 43 -- US generally accepted accounting principles.

Note 24 -- Current assets -- investments

                                                                             December 31,
                                                                          ---------------
                                                                            2000     1999
                                                                          ------   ------
                                                                             ($ million)
Publicly traded  -- United Kingdom......................................      59       56
                 -- Foreign.............................................     220       42
                                                                          ------   ------
                                                                             279       98
Not publicly traded.....................................................     382      122
                                                                          ------   ------
                                                                             661      220
                                                                          ======   ======
Stock exchange value of publicly traded investments.....................     280       99
                                                                          ======   ======

Note 25 -- Finance debt

                                                     December 31, 2000   December 31, 1999
                                                     -----------------   -----------------
                                                     Within      After    Within     After
                                                     1 year     1 year    1 year    1 year
                                                     ------     ------    ------    ------
                                                                  ($ million)

Bank loans and overdrafts..........................     895(a)   1,035       264(a)    726
Other loans........................................   5,420(a)  11,916     4,548(a)  7,181
                                                     ------     ------    ------    ------
Total borrowings...................................   6,315     12,951     4,812     7,907
Obligations under capital leases...................     103      1,821        88     1,737
                                                     ------     ------    ------    ------
                                                      6,418     14,772     4,900     9,644
                                                     ======     ======    ======    ======

---------------

(a)   Amounts due within one year include current maturities of long-term debt.

      Where a borrowing is swapped into another currency, the borrowing is accounted in the swap currency and not in the original currency of denomination. Total borrowings include $369 million ($191 million at December 31, 1999) for the carrying value of currency swaps and forward contracts.

      Included within Other loans repayable within one year are US Industrial Revenue/Municipal Bonds of $1,671 million (December 31, 1999 $1,376 million) with maturity periods ranging up to 34 years. They are classified as repayable within one year, as required under UK GAAP, as the bondholders typically have the option to tender these bonds for repayment on interest reset dates. Any bonds that are tendered are usually remarketed and BP has not experienced any significant repurchases. BP considers these bonds to represent long-term funding when assessing the maturity profile of its borrowings.

Analysis of borrowings by year of repayment

                                     December 31, 2000             December 31, 1999
                           -------------------------------  ------------------------------
                           Bank loans                       Bank loans
                                  and      Other                   and     Other
                           overdrafts      loans     Total  overdrafts     loans     Total
                            ---------  --------- ---------  ----------  -------- ---------
                                                      ($ million)

Due after  10 years........       258      3,296     3,554       110      1,290     1,400
Due within 6-10 years......        26      3,402     3,428        45      1,816     1,861
           5 years.........        24      1,202     1,226       410        722     1,132
           4 years.........       417        744     1,161        36        377       413
           3 years.........        75      1,187     1,262        87      1,774     1,861
           2 years.........       235      2,085     2,320        38      1,202     1,240
                            ---------  --------- --------- ---------  --------- ---------
                                1,035     11,916    12,951       726      7,181     7,907
           1 year..........       895      5,420     6,315       264      4,548     4,812
                            ---------  --------- --------- ---------  --------- ---------
                                1,930     17,336    19,266       990     11,729    12,719
                            =========  ========= ========= =========  ========= =========

      Amounts included above repayable by instalments part of which falls due after five years from December 31, are as follows:

                                                                             December 31,
                                                                          ---------------
                                                                            2000     1999
                                                                          ------   ------
                                                                             ($ million)
After five years............................................                  27       46
Within five years...........................................                 216       91
                                                                          ------   ------
                                                                             243      137
                                                                          ======   ======

      Interest rates on borrowings repayable wholly or partly more than five years from December 31, 2000 range from 4% to 10% with a weighted average of 7%. The weighted average interest rate on finance debt is 7%.

      At December 31, 2000 the Group had substantial amounts of undrawn borrowing facilities available, including committed facilities of $3,450 million ($3,000 million at December 31, 1999) expiring in 2001. These facilities are with a number of international banks and borrowings under them would be at pre-agreed rates. Certain of these facilities support the Group's commercial paper programme.

Analysis of borrowings by currency

                                                                                            December 31,
                                         December 31, 2000                                         1999
                         -----------------------------------------------------------------  -----------
                                 Fixed rate debt             Floating rate debt
                          --------------------------------   -------------------
                          Weighted       Weighted             Weighted
                           average   average time              average
                          interest      for which             interest
                              rate  rate is fixed   Amount        rate    Amount     Total        Total
                          --------  -------------   ------    --------    ------     -----        -----
                            (%)        (Years)   ($ million)     (%)   ($ million)($ million) ($ million)
US dollars............           7              9   10,199           6     8,326    18,525       12,444
Sterling..............          --             --       --           6       449       449           49
Other currencies......           8             30       45          10       247       292          226
                                                  --------              --------   -------      -------
Total loans...........                              10,244                 9,022    19,266       12,719
                                                  ========              ========   =======      =======


      The Group aims for a balance between floating and fixed interest rates and, in 2000, the Group's upper limit for the proportion of floating rate debt was 65% of total net debt outstanding. Aside from debt issued in the US municipal bond markets, interest rates on floating rate debt denominated in US dollars are linked principally to LIBOR, while rates on debt in other currencies are based on local market equivalents. The Group monitors interest rate risk using a process of sensitivity analysis. Assuming no changes to the borrowings and hedges described above, it is estimated that a change of 1% in the general level of interest rates on January 1, 2001 would change 2001 profit before tax by approximately $110 million.

Fair values and carrying amounts of borrowings

                                                              December 31,
                                           ----------------------------------------------
                                                             2000                    1999
                                           ----------------------  ----------------------
                                                         Carrying                Carrying
                                           Fair value      amount  Fair value      amount
                                           ----------    --------  ----------    --------
                                                             ($ million)

Short-term borrowings....................       3,706       3,706       2,433       2,433
Long-term borrowings.....................      15,573      15,299       9,979      10,118
                                            ---------   ---------   ---------   ---------
Total borrowings.........................      19,279      19,005      12,412      12,551
                                            =========   =========   =========   =========

     The fair value and carrying amounts of borrowings shown above exclude the effects of currency swaps, interest rate swaps and forward contracts (which are included for presentation in the balance sheet). Long-term borrowings include debt which matures in the year from December 31, 2000, whereas in the balance sheet long-term debt of current maturity is reported under amounts falling due within one year. Long-term borrowings also include US Industrial Revenue/Municipal Bonds classified on the balance sheet as repayable within one year. The carrying amount of the Group's short-term borrowings, which mainly comprise commercial paper, bank loans and overdrafts, approximate their fair value. The fair value of the Group's long-term borrowings is estimated using quoted prices or, where these are not available, discounted cash flow analyses, based on the Group's current incremental borrowing rates for similar types and maturities of borrowing.

Obligations under capital leases

      The future minimum lease payments together with the present value of the net minimum lease payments were as follows:

                                                                              December 31,
                                                                                     2000
                                                                            -------------
                                                                               ($ million)
2001  ...............................................................                 136
2002  ...............................................................                 193
2003  ...............................................................                 181
2004  ...............................................................                 187
2005  ...............................................................                 194
Thereafter...........................................................               3,371
                                                                              -----------
                                                                                    4,262
Less: amount representing lease interest.............................               2,338
                                                                              -----------
Present value of net minimum capital lease payments..................               1,924
                                                                              ===========
of which -- due within one year......................................                 103
         -- due after one year.......................................               1,821
                                                                              -----------

      The following information is presented in compliance with the requirements of US GAAP.

Bank loans and overdrafts and other loans-- long term

                                                  Weighted average          December 31,
                                                  interest rate at        ---------------
                                                 December 31, 2000          2000     1999
                                                 -----------------        ------   ------
                                                                (%)          ($ million)
US dollars................................                       7        12,599    7,786
Sterling..................................                       7           289       40
Other currencies..........................                       9            63       81
                                                                          ------    -----
                                                                          12,951    7,907
                                                                          ======    =====

Bank loans and overdrafts and other loans-- short term

                                                                             December 31,
                                                                          ---------------
                                                                            2000     1999
                                                                          ------   ------
                                                                             ($ million)
Current maturities of long-term debt........................                 938    1,003
Commercial paper............................................               2,943    2,201
Bank loans and overdrafts...................................                 762      232
Other.......................................................               1,672    1,376
                                                                          ------   ------
                                                                           6,315    4,812
                                                                          ======   ======

Note 25 -- Finance debt (concluded)

                                                                         Weighted average
                                                                            interest rate
                                                                           at December 31,
                                                                          ----------------
                                                                            2000     1999
                                                                          ------   ------
                                                                                 (%)
                                                                                 (%)
Commercial paper............................................                   7        6
Bank loans, overdrafts and other borrowings.................                   8        6
US Industrial Revenue/Municipal bonds.......................                   5        5

Note 26 -- Accounts payable and accrued liabilities

                                                     December 31, 2000   December 31, 1999
                                                     -----------------   -----------------
                                                     Within      After    Within     After
                                                     1 year     1 year    1 year    1 year
                                                     ------     ------    ------    ------
                                                                  ($ million)
Trade payables.....................................  14,363        --     8,203        --
                                                     ======    ======    ======    ======
Other accounts payable and accrued liabilities:
  Joint ventures...................................      --        --       278        --
  Associated undertakings..........................     296         4       199         4
  Production taxes.................................     347     1,123       417     1,140
  Taxation on profits..............................   3,192         2     2,558        39
  Social security..................................      59        --        14        --
  Accruals and deferred income.....................   6,557     1,876     3,610       618
  Dividends........................................   1,178        --       971        --
  Other............................................   4,737     2,218     2,125       444
                                                     ------    ------    ------    ------
                                                     16,366     5,223    10,172     2,245
                                                     ======    ======    ======    ======

Note 27 -- Other provisions

                                                              Unfunded           Other
                                                               pension  postretirement
                               Decommissioning  Environmental    plans        benefits  Other     Total
                               ---------------  -------------  -------  --------------  -----     -----
                                                                  ($ million)
At January 1, 2000......                 2,785            917    1,595           2,244    731     8,272
Exchange adjustments....                  (133)           (10)    (108)             --    (37)     (288)
Acquisitions............                   484          1,222      125             579    844     3,254
New provisions..........                   139            228      174              62    238       841
Unwinding of discount...                   110             55       --              --     24       189
Utilized/deleted........                  (384)          (281)    (207)           (159)  (264)   (1,295)
                                        ------         ------   ------          ------ ------    ------
At December 31, 2000....                 3,001          2,131    1,579           2,726  1,536    10,973
                                        ======         ======   ======          ====== ======    ======

Note 27 -- Other provisions (concluded)

      At December 31, 2000 the provision for the costs of decommissioning the Group's oil and natural gas production facilities and pipelines at the end of their economic lives was $3,001 million ($2,785 million at December 31, 1999). These costs are expected to be incurred over the next 30 years. The provision has been estimated using existing technology, at current prices and discounted using a real discount rate of 3.5% (1999 3.5%).

      The provision for environmental liabilities at December 31, 2000 was $2,131 million ($917 million at December 31, 1999). This represents primarily the estimated environmental restoration and remediation costs for closed sites or facilities that have been sold. These costs are expected to be incurred over the next 10 years. The provision has been estimated using existing technology, at current prices, and discounted using a real discount rate of 3.5% (1999 3.5%).

      The Group also holds provisions for potential future awards under the long-term performance plan, expected rental shortfalls on surplus properties and sundry other liabilities. To the extent that these liabilities are not expected to be settled within the next three years, the provisions are discounted using a real discount rate of 3.5% (1999 3.5%).

Note 28 -- Derivative financial instruments

      An outline of the Group's major financial risks and the policies and objectives pursued in relation to these risks is set out in the financial risk management section of Item 5 -- Operating and Financial Review and Prospects and in Item 11 -- Quantitative and Qualitative Disclosures about Market Risk.

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

      With the exception of the table of currency exposures shown on page F-39, short-term debtors and creditors which arise directly from the Group's operations have been excluded from the disclosures contained in this note, as permitted by FRS No. 13 'Derivatives and Other Financial Instruments:
Disclosures'.

Interest rate risk

      The interest rate and currency profile of the financial liabilities of the Group at December 31, 2000, after taking into account the effect of interest rate swaps, currency swaps and forward contracts, are set out below.

                                                   December 31, 1999
                        -------------------------------------------------------------------------------------
                                     Fixed rate                  Floating rate      Interest free
                        ------------------------------------  ----------------- ---------------------
                             Weighted       Weighted          Weighted              Weighted
                              average   average time           average          average time
                             interest      for which          interest                 until
                                 rate  rate is fixed  Amount      rate   Amount     maturity   Amount   Total
                        -------------  -------------  ------  --------   ------ ------------   ------  ------
                                   (%)        (Years)    ($m)       (%)     ($m)      (Years)     ($m)    ($m)
At December 31, 2000
US dollars..........                7              9  10,506         6   10,674            4    2,155   23,335
Sterling............               --             --      --         6      449            6      147      596
Other currencies....                8             30      45        10      247            2      532      824
                                                     -------            -------               -------  -------
                                                      10,551             11,370                 2,834   24,755
                                                     =======            =======               =======  =======
At December 31, 1999
US dollars..........                7              9   6,704         5    7,587            7      912   15,203
Sterling............               --             --      --         6       49            4      217      266
Other currencies....                8             31      46         6      180            5      319      545
                                                     -------            -------               -------  -------
                                                       6,750              7,816                 1,448   16,014
                                                     =======            =======               =======  =======

                                                                             December 31,
                                                                          ---------------
                                                                            2000     1999
                                                                          ------   ------
                                                                             ($ million)
Analysis of the above liabilities by balance sheet caption:
Creditors-- amounts falling due within one year
--Finance debt....................................................         6,418    4,900
Creditors-- amounts falling due after more than one year
--Finance debt....................................................        14,772    9,644
--Other creditors.................................................         2,501    1,062
Provisions for liabilities and charges
--Other provisions................................................         1,064      408
                                                                         -------  -------
                                                                          24,755   16,014
                                                                         =======  =======

      The financial liabilities upon which interest is paid comprise principally borrowings and net obligations under finance leases.

      In managing its finance debt, the Group aims for a balance between floating and fixed interest rates and, in 2000, the Group's upper limit for the proportion of floating rate debt was 65% of total net debt outstanding. Interest rate swaps are used by the Group to modify the interest characteristics of its long-term borrowings from a fixed to a floating rate basis or vice versa. The following table indicates the types of swaps used and their weighted average interest rates.

                                                                             December 31,
                                                                          ---------------
                                                                            2000     1999
                                                                          ------   ------
                                                                 ($ million except percentages)
Receive fixed rate swaps-- notional amount                                 2,310    2,300
Average receive fixed rate .........                                        6.4%     6.3%
Average pay floating rate...........                                        6.7%     5.9%
Pay fixed rate swaps-- notional amount                                     3,125    3,221
Average pay fixed rate..............                                        6.7%     7.1%
Average receive floating rate.......                                        6.7%     6.0%

      The  financial  liabilities  which  are  interest-free   comprise  various
accruals, sundry creditors and provisions relating to the Group's normal commercial operations with payment dates spread over a number of years.

      The following table shows the interest rate and currency profile of the Group's material financial assets.

                                     Fixed rate                  Floating rate      Interest free
                        ------------------------------------  ----------------- ---------------------
                             Weighted       Weighted          Weighted              Weighted
                              average   average time           average          average time
                             interest      for which          interest                 until
                                 rate  rate is fixed  Amount      rate   Amount     maturity   Amount   Total
                        -------------  -------------  ------  --------   ------ ------------   ------  ------
                                   (%)        (Years)    ($m)       (%)     ($m)      (Years)     ($m)    ($m)
At December 31, 2000
US dollars..........                4              1     226        5     1,127            2    1,502    2,855
Sterling............                8              2      81        5        74            2      803      958
Other currencies....                6              1     115        6       593            3      942    1,650
                                                     -------            -------               -------  -------
                                                         422              1,794                 3,247    5,463
                                                     =======            =======               =======  =======
At December 31, 1999
US dollars..........                5              1      12        5       748            3      237      997
Sterling............                9              2      55       --        --            1      357      412
Other currencies....                6              1      44        3       168            2      371      583
                                                     -------            -------               -------  -------
                                                         111                916                   965    1,992
                                                     =======            =======               =======  =======

                                                                             December 31,
                                                                          ---------------
                                                                            2000     1999
                                                                          ------   ------
                                                                             ($ million)
Analysis of the above assets by balance sheet caption:
Fixed assets--  investments.......................................         3,054      115
Current assets
--Debtors-- amount falling due after more than one year...........           578      326
--Investments.....................................................           661      220
--Cash at bank and in hand........................................         1,170    1,331
                                                                         -------  -------
                                                                           5,463    1,992
                                                                         =======  =======

      The floating rate financial assets earn interest at various rates set principally with respect to LIBOR or the local market equivalent.

      Fixed asset investments included in the table above are held for the long-term and have no maturity period. They are excluded from the calculation of weighted average time until maturity.

Maturity profile of financial liabilities

      The profile of the maturity of the financial liabilities included in the Group's balance sheet is shown in the table below.

                                                                             December 31,
                                                                          ---------------
                                                                            2000     1999
                                                                          ------   ------
                                                                             ($ million)
Due within: 1 year...................................                      6,418    4,900
            1 to 2 years.............................                      3,834    1,505
            2 to 5 years.............................                      4,456    3,845
            Thereafter...............................                     10,047    5,764
                                                                          ------   ------
                                                                          24,755   16,014
                                                                          ======   ======

Foreign exchange rate risk

      The table below shows the Group's principal currency exposures arising from normal trading activities. These exposures give rise to net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the operating unit involved, other than certain non-US dollar borrowings treated as hedges of net investments in overseas operations. As at December 31, these exposures were as shown below.

Functional currency of Group operation

                                        Net foreign currency monetary assets (liabilities)
                                        -------------------------------------------------
                                        US dollar  Sterling      Euro     Other     Total
                                        ---------  --------  --------  --------  --------
                                                           ($ million)
At December 31, 2000
US dollar..............................        --      (555)      313      (534)     (776)
Sterling...............................       487        --       498       269     1,254
Other..................................       584       189        (9)     (231)      533
                                         --------  --------  --------  --------  --------
Total                                       1,071      (366)      802      (496)    1,011
                                         ========  ========  ========  ========  ========
At December 31, 1999
US dollar..............................        --       747       460      (385)      822
Sterling...............................       141        --       264       (19)      386
Other..................................       205      (114)        1        26       118
                                         --------  --------  --------  --------  --------
Total                                         346       633       725      (378)    1,326
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

Fair values of financial assets and liabilities

      The estimated fair value of the Group's financial instruments is shown in the table below. The table also shows the `net carrying amount' of the financial asset or liability. This amount represents the net book value, i.e. market value when acquired or later marked to market. The carrying amounts and fair values of finance debt shown below exclude the effects of interest rate swaps, currency swaps and forward contracts (which are included for presentation in the balance sheet). Current maturities of long-term finance debt are included under long-term borrowings.

                                                                            December 31,
                                           -------------------------------------------------------------------------------
                                                           2000                                      1999
                                           -------------------------------------     -------------------------------------
                                                                    Net carrying                              Net carrying
                                             Net fair value               amount       Net fair value               amount
                                           asset (liability)    asset (liability)    asset (liability)    asset (liability)
                                           ----------------     ----------------     ----------------     ----------------
                                                                              ($ million)
Primary financial instruments
Fixed assets--investments.....................        2,882                3,054                  115                 115
Current assets
--Debtors--amounts falling due
    after more than one year..................          578                  578                  326                 326
--Investments..................................         662                  661                  221                 220
--Cash at bank and in hand.....................       1,170                1,170                1,331               1,331
Finance debt
--Short-term borrowings........................      (3,706)              (3,706)              (2,433)             (2,433)
--Long-term borrowings.........................     (15,573)             (15,299)              (9,979)            (10,118)
--Net obligations under finance leases..........     (1,831)              (1,816)              (1,824)             (1,802)
Creditors--amounts falling due after more than one year
--Other creditors...............................     (2,501)              (2,501)              (1,062)             (1,062)
Provisions for liabilities and
  charges--Other provisions.....................     (1,064)              (1,064)                (408)               (408)
Derivative financial or commodity instruments
Risk management  --  interest rate contracts.....       (49)                  --                   37                  --
                 --  foreign exchange contracts.       (338)                (369)                (209)               (191)
                 --  oil price contracts........          4                    4                   --                  --
                 --  natural gas price contracts         31                   12                    2                  --
Trading          --  interest rate contracts....         --                   --                   --                  --
                 --  foreign exchange contracts.         --                   --                   --                  --
                 --  oil price contracts........         36                   36                  (61)                (61)
                 --  natural gas price contracts         24                   24                   --                  --

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

      The following methods and assumptions were used by the Group in estimating its fair value disclosures for its financial instruments:

      Fixed assets - Investments: The carrying amount reported in the balance sheet for unlisted fixed asset investments approximates their fair value. The fair value of listed fixed asset investments has been determined by reference to market prices.

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

                                                      Unrecognized              Carried forward in the balance sheet
                                                 -----------------------        ------------------------------------
                                                 Gains   Losses    Total              Gains   Losses   Total
                                                 -----   ------    -----              -----   ------   -----
                                                                        ($ million)
Gains and losses at January 1, 2000............    236     (215)      21                 65    (283)    (218)
  of which accounted for in income in 2000.....     54      (60)      (6)                32     (45)     (13)
Gains and losses at December 31, 2000..........    303     (302)       1                 56    (443)    (387)
  of which expected to be recognized in income:
  In 2001......................................    216     (140)      76                 20    (194)    (174)
  In 2002 or later.............................     87     (162)     (75)                36    (249)    (213)

Gains and losses at January 1, 1999............    253     (402)    (149)               143    (194)     (51)
  of which accounted for in income in 1999.....    115      (95)      20                 58     (66)      (8)

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

                                                             Years ended December 31,
                                   -----------------------------------------------------------------------------
                                                        2000                              1999
                                   -------------------------------------   -------------------------------------
                                   Year end                      Average                                 Average
                                       fair      Year end       net fair   Year end      Year end       net fair
                                      value    fair value    value asset      value    fair value    value asset
                                      asset     liability     (liability)     asset     liability     (liability)
                                   --------    ----------    -----------    -------    ----------    -----------
                                                                    ($ million)

Interest rate contracts........         --             --             --         --            --             --
Foreign exchange contracts.....         10            (10)            (3)         4            (4)            --
Oil price contracts............        159           (123)             4        155          (216)            54
Natural gas price contracts....      1,288         (1,264)            15         --            --             --
                                  --------       --------       --------   --------      --------       --------
                                     1,457         (1,397)            16        159          (220)            54
                                  ========       ========       ========   ========      ========       ========

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

      The following table shows values at risk for trading activities.

                                                                       Years ended December 31,
                                         ----------------------------------------------------------------------------------
                                                           2000                                         1999
                                         -------------------------------------        -------------------------------------
                                         High     Low     Average     Year end        High     Low     Average     Year end
                                        -----   -----     -------     --------       -----   -----     -------     --------
                                                                             ($ million)
Interest rate trading................       2      --           1           --           1      --           1           --
Foreign exchange trading.............      15      --           1            1          13      --           3            1
Oil price trading....................      23       4          13           13          15       5           9           10
Natural gas price trading............      16       1           6           13          --      --          --           --

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

                                                                     Year ended December 31,
                                                                    ------------------------
                                                                        2000            1999
                                                                    --------        --------
                                                                    Net gain        Net gain
                                                                       (loss)          (loss)
                                                                    --------        --------
                                                                            ($ million)

Oil price derivative financial and commodity instruments.............      77            133
Physical oil trades..................................................     434            151
                                                                       ------         ------
Total oil trading....................................................     511            284
Interest rate trading................................................       1             --
Foreign exchange trading.............................................      52             23
Natural gas price trading............................................      17             --
                                                                       ------         ------
                                                                          581            307
                                                                       ======         ======

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

Cash flow effects

      Interest rate swaps give rise, at specified intervals, to cash settlement of interest differentials. Under currency swaps the counterparties initially exchange a principal amount in two currencies, agreeing to re-exchange the currencies at a future date at the same exchange rate. The Group's currency swaps have terms of up to nine years.

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

      For oil and natural gas price futures and options traded on regulated exchanges, BP meets initial margin requirements by bank guarantees and daily margin calls in cash. For swaps and over-the-counter options, BP settles with the counterparty on conclusion of the pricing period.

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

      The carrying amounts and fair values of finance debt are as follows:

                                                             December 31,
                                            ---------------------------------------------
                                                      2000                   1999
                                            ---------------------   ---------------------
                                             Carrying        Fair    Carrying        Fair
                                               amount       value      amount       value
                                            ---------   ---------   ---------   ---------
                                                              ($ million)
Finance debt
  Long-term...............................     15,299      15,573      10,118       9,979
  Short-term..............................      3,706       3,706       2,433       2,433
Cash at bank and in hand..................      1,170       1,170       1,331       1,331

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

      In addition to the above financial instruments, the Group has issued third party guarantees and indemnities amounting to $454 million ($458 million at December 31, 1999). The credit risk and maximum cash requirement of these guarantees and indemnities is the full contractual amount, however no material loss is expected to arise.

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

      The table also shows the 'net carrying amount' of the asset or liability created by derivatives. This amount represents the net book value.

                                                  Gross                            Net carrying
                                               contract   Fair value  Fair value   amount asset
                                                 amount        asset  (liability)    (liability)
                                              ---------   ----------  ----------   ------------
                                                               ($ million)
At December 31, 2000
Risk management
  Interest rate contracts........                 5,435           54        (103)            --
  Foreign exchange contracts.....                 8,132          114        (452)          (369)
  Oil price contracts............                   434           19         (15)             4
  Natural gas price contracts....                 2,614          147        (116)            12
Trading
  Interest rate contracts........                    --           --          --             --
  Foreign exchange contracts.....                 2,434           10         (10)            --
  Oil price contracts............                 6,316          159        (123)            36
  Natural gas price contracts....                36,206        1,288      (1,264)            24
At December 31, 1999
Risk management
  Interest rate contracts........                 5,521          138        (101)            --
  Foreign exchange contracts.....                 5,026           39        (248)          (191)
  Oil price contracts............                   504           13         (13)            --
  Natural gas price contracts....                 4,395           56         (54)            --
Trading
  Interest rate contracts........                   200           --          --             --
  Foreign exchange contracts.....                 1,674            4          (4)            --
  Oil price contracts............                 3,144          148        (207)           (59)

      Interest rate contracts include futures contracts, swap agreements and options. Foreign exchange contracts include forward and futures contracts, swap agreements and options. Oil and natural gas price contracts are those which require settlement in cash and include futures contracts, swap agreements and options.

Interest rate risk management

      The Group enters into interest rate contracts to manage its cost of borrowing as indicated in the following table:

                                    December 31, 2000              December 31, 1999
                             -----------------------------  -----------------------------
                                Gross       Fair      Fair     Gross       Fair     Fair
                             contract      value     value  contract      value     value
                               amount      asset liability    amount      asset liability
                             --------    -------   -------   -------    -------   -------
                                                      ($ million)
Swaps .......................   5,435         54      (103)    5,521        138      (101)
                              =======    =======   =======   =======    =======   =======

      Interest rate swaps allow BP to modify the interest characteristics of its long-term borrowings from a fixed to a floating rate basis or vice versa. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the interest differentials calculated by reference to an agreed notional principal amount. There is no exchange of the underlying principal amount.

      The following table indicates the types of swaps used and their weighted average interest rates. Average variable rates are based on the actual rates in place at December 31; these may change significantly, affecting future cash flows. Swap contracts mainly have maturities between one and ten years.

                                                                      December 31,
                                                            -----------------------------
                                                                 2000                1999
                                                            ---------           ---------
                                                          ($ million, except percentages)

Receive-- fixed swaps-- notional amount............             2,310               2,300
Average receive fixed rate.........................              6.4%                6.3%
Average pay floating rate..........................              6.7%                5.9%
Pay-- fixed swaps-- notional amount................             3,125               3,221
Average pay fixed rate.............................              6.7%                7.1%
Average receive floating rate......................              6.7%                6.0%

     Interest rate futures contracts may be used by the Group, on occasion, in preference to interest rate swaps to achieve a more cost effective method of managing the mix between fixed and floating rate debt. These contracts are commitments to either purchase or sell designated financial instruments at a future date for a specified price, and may be settled in cash or through delivery. The Group may hold highly liquid contracts, such as US Treasury bond futures, with terms ranging up to a year. Initial margin requirements and daily calls are met either by the deposit of securities or in cash. Futures contracts have little credit risk as regulated exchanges are the counterparties.

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

Foreign exchange risk management

      The Group enters into various types of foreign exchange contracts in managing its foreign exchange risk as indicated in the following table:

                                   December 31, 2000              December 31, 1999
                           ------------------------------- ------------------------------
                                Gross       Fair      Fair     Gross       Fair     Fair
                             contract      value     value  contract      value     value
                               amount      asset liability    amount      asset liability
                            ---------  --------- --------- ---------  --------- ---------
                                                      ($ million)

Currency swaps...............   2,441         15      (303)    2,109         30      (200)
Forwards.....................   5,691         99      (149)    2,237          6       (44)
Options......................      --         --        --       680          3        (4)
                            ---------  --------- --------- ---------  --------- ---------
                                8,132        114      (452)    5,026         39      (248)
                            =========  ========= ========= =========  ========= =========

      The Group's foreign exchange management policy is to minimize economic exposures from currency movements against the US dollar. This is achieved by raising finance in US dollars, hedging with respect to the US dollar or swapping into US dollars where this achieves a lower cost of financing, and hedging significant non-dollar cash flows. Examples of significant non-dollar cash flows are sterling-based capital lease payments, sterling tax payments, sterling dividend payments and capital expenditure and operational requirements of Exploration in the UK.

      Under currency swaps the counterparties initially exchange a principal amount in two currencies, agreeing to re-exchange the currencies at a future date and at the same exchange rate. In addition, interest payments in the respective currencies are exchanged at specified intervals over the term of the agreement. The Group's currency swaps have terms up to nine years. The majority of the Group's currency swaps relate to major currencies such as Sterling, Euros, Swiss Francs, Canadian Dollars and Japanese Yen.

      Currency forward contracts are commitments to purchase or sell an agreed amount of foreign currency at a specified exchange rate at a specified future date. There were no option contracts outstanding at December 31,2000.

      Currency options, which are normally directly negotiated, allow but do not require, the holder to buy from or sell to the writer an agreed amount of currency at a specified exchange rate within a stated period, and involve the initial payment or receipt of a premium. The Group's option contracts have an average term of less than one year. There were no option contracts outstanding at December 31, 2000.

      Included in currency options are currency cylinder option contracts. A cylinder is the purchase of an option to buy foreign currency and the simultaneous selling of an option to sell the same amount of foreign currency to BP at a different exchange rate. The effect is to limit the risk of both gain and loss. This is achieved at little or no cost as the symmetry of the options means that the premium paid for one option is balanced by the premium received from the sale of the other.

Oil and natural gas price risk management

      The Group enters into various types of oil and natural gas price contracts to manage its exposure to some movements in hydrocarbon prices as indicated in the following table. Contracts which are capable of being settled by delivery of oil, oil products or natural gas are excluded.

                                   December 31, 2000              December 31, 1999
                           ------------------------------- ------------------------------
                                Gross       Fair      Fair     Gross       Fair     Fair
                             contract      value     value  contract      value     value
                               amount      asset liability    amount      asset liability
                            ---------  --------- --------- ---------  --------- ---------
                                                      ($ million)
Oil
  Swaps.................          239         13       (13)      361          8       (13)
  Options...............            6          1        (1)       --         --        --
  Futures...............          189          5        (1)      143          5        --
                            ---------  --------- --------- ---------  --------- ---------
                                  434         19       (15)      504         13       (13)
                            =========  ========= ========= =========  ========= =========
Natural gas
  Swaps.................        2,511        133      (114)    4,346         55       (52)
  Options...............            7         10        (2)        7         --        --
  Futures...............           96          4        --        42          1        (2)
                            ---------  --------- --------- ---------  --------- ---------
                                2,614        147      (116)    4,395         56       (54)
                            =========  ========= ========= =========  ========= =========

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

      Under swaps, BP agrees with other parties to pay or receive the difference between a fixed and variable price at a range of specified dates determined by reference to an agreed notional volume.

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

      The following table discloses the contract or notional amount and fair value of the derivatives held for trading purposes at December 31, 2000 and 1999 and the average fair value for the year.

                               Year ended December 31, 2000     Year ended December 31, 1999
                             -------------------------------  ---------------------------------
                                              Net    Average                   Net     Average
                                Gross  fair value fair value     Gross  fair value  fair value
                             contract       asset      asset  contract       asset       asset
                               amount (liability) (liability)   amount  (liability) (liability)
                            ---------  ---------   ---------  --------  ----------- -----------
                                                       ($ million)
Interest rate contracts
  Futures.....................     --         --          --       200          --          --
  Options.....................     --         --          --        --          --          --
  Swaptions...................     --         --          --        --          --          --
                            ---------  ---------   --------- ---------   ---------   ---------
                                   --         --          --       200          --          --
                            =========  =========   ========= =========   =========   =========
Foreign exchange contracts
  Forwards....................  2,388         (1)         (3)    1,549          --          --
  Options.....................     46          1          --       125          --          --
                            ---------  ---------   --------- ---------   ---------   ---------
                                2,434         --          (3)    1,674          --          --
                            =========  =========   ========= =========   =========   =========
Oil price contracts
  Swaps.......................  3,549         35           1     2,372         (63)         62
  Futures.....................  1,985         --          --       470          --          --
  Options.....................    782          1           3       302           4           6
                            ---------  ---------   --------- ---------   ---------   ---------
                                6,316         36           4     3,144         (59)         68
                            =========  =========   ========= =========   =========   =========
Natural gas price contracts
  Swaps....................... 36,129         40          19        --          --          --
  Futures.....................     --        (12)         (4)       --          --          --
  Options.....................     77         (4)         --        --          --          --
                            ---------  ---------   --------- ---------   ---------   ---------
                               36,206         24          15        --          --          --
                            =========  =========   ========= =========   =========   =========

Note 28 -- Derivative financial instruments (concluded)

Concentrations of credit risk

      The primary activities of the Group are oil and gas exploration and production, gas and power marketing and trading, oil refining and marketing and the manufacture and marketing of chemicals. The Group's principal customers, suppliers and financial institutions with which it conducts business are located throughout the world. The credit ratings of interest rate and currency swap counterparties are all of at least investment grade. The credit quality is actively managed over the life of the swap.

Note 29 -- Capital and reserves

                                                      Paid
                                           Share        in    Merger     Other   Retained
                                         capital   surplus   reserve   reserve   earnings    Total
                                        --------  --------  --------  --------  ---------    -----
                                                            ($ million)
At January 1, 2000..................       4,892     3,684       697        --     34,008   43,281
Exchange adjustment.................          --        --        --        --     (2,508)  (2,508)
Employee share schemes..............          17       250        --        --         --      267
ARCO acquisition....................         799        --    26,172       456         --   27,427
Share buyback.......................         (55)       55        --        --     (2,001)  (2,001)
Stamp duty reserve tax..............          --      (295)       --        --         --     (295)
Qualifying Employee Share
  Ownership Trust (QUEST)...........          --        76        --        --        (76)      --
Profit for the year.................          --        --        --        --     11,870   11,870
Dividends...........................          --        --        --        --     (4,625)  (4,625)
                                          ------    ------    ------    ------     ------   ------
At December 31, 2000................       5,653     3,770    26,869       456     36,668   73,416
                                          ======    ======    ======    ======     ======   ======

      The movements in the Group's share capital during the year are set out above. All movements are quantified in terms of the number of BP shares issued or repurchased.

      ARCO acquisition. 3,228,273,878 ordinary shares were issued in connection with the ARCO acquisition, including 42,267,402 ordinary shares in respect of ARCO preference shares surrendered and ARCO employee share options exercised.

      Share buyback. The Company purchased for cancellation 221,662,972 ordinary shares for a total consideration of $2,001 million.

      Employee share schemes. During the year 38,111,531 ordinary shares were issued under employee share schemes. Certain of these shares were issued via a QUEST. See Note 33 for further details.

Note 30 -- Retained earnings

      Retained earnings of $36,668 million ($34,008 million at December 31, 1999) include the following amounts, the distribution of which is limited by statutory or other restrictions:

                                                                             December 31,
                                                                          ---------------
                                                                            2000     1999
                                                                          ------   ------
                                                                             ($ million)
Parent company.......................................................     17,547       16
Subsidiary undertakings..............................................      9,120    5,638
Associated undertakings..............................................      1,042    1,649
                                                                          ------   ------
                                                                          27,709    7,303
                                                                          ======   ======

      Cumulative net exchange losses of $3,882 million are included in retained earnings ($1,374 million losses at December 31, 1999).

      There were no unrealized currency translation differences for the year on long-term borrowings used to finance equity investments in foreign currencies (1999 nil and 1998 nil).

Note 31 -- Analysis of consolidated statement of cash flows

(i) Reconciliation of historical cost profit before interest and tax to net cash inflow from operating activities

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                         ($ million)
Historical cost profit before interest and tax...........        18,704    8,342    5,980
Depreciation and amounts provided........................         7,449    4,965    5,301
Exploration expenditure written off......................           264      304      373
Share of profits of joint ventures and associated undertakings   (1,853)  (1,704)  (1,102)
Interest and other income................................          (360)    (217)    (272)
(Profit) loss on sale of businesses and fixed assets.....          (196)     379     (963)
Charge for provisions....................................           702      847      377
Utilization of provisions................................          (969)    (597)    (460)
(Increase) decrease in inventories.......................        (1,449)  (1,562)     584
(Increase) decrease in debtors...........................        (5,587)  (4,013)   1,768
Increase (decrease)in payables...........................         3,711    3,546   (2,000)
                                                                 ------   ------   ------
Net cash inflow from operating activities................        20,416   10,290    9,586
                                                                 ======   ======   ======

(ii) Exceptional items

      The cash outflow in respect of the restructuring costs charged in 1999 was $446 million (1999 $976 million). The cash outflow in 1999 relating to the merger expenses charged in 1998 was $166 million (1998 $32 million). Both amounts were included in the net cash inflow from operating activities.

Note 31-- Analysis of consolidated statement of cash flows (concluded)

(iii) Financing

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                         ($ million)
Long-term borrowing..................................            (1,680)  (2,140)  (2,078)
Repayments of long-term borrowing....................             2,353    2,268    1,208
Short-term borrowing.................................            (4,120)  (3,136)    (631)
Repayments of short-term borrowing...................             4,821    2,299      701
                                                                  -----   ------   ------
                                                                  1,374     (709)    (800)
Issue of ordinary share capital......................              (257)    (245)    (161)
Share buyback........................................             2,001       --      584
Stamp duty reserve tax...............................               295       --       --
                                                                  -----   ------   ------
Net cash outflow (inflow) ...........................             3,413     (954)    (377)
                                                                  =====   ======   ======

(iv) Management of liquid resources

      Liquid resources comprise current asset investments which are principally commercial paper issued by other companies. The net cash outflow from the management of liquid resources was $452 million (1999 $93 million inflow and 1998 $596 million inflow).

(v) Commercial paper

Net movements in commercial paper are included within short-term borrowings or repayment of short-term borrowings as appropriate.

(vi) Movement in net debt

                                                               Years ended December 31,
                         ------------------------------------------------------------------------------------------
                                         2000                                            1999
                         --------------------------------------------   --------------------------------------------
                                                   Current                                         Current
                         Finance                     asset        Net    Finance                     asset        Net
                            debt       Cash    investments       debt       debt      Cash     investments       debt
                         -------    -------    -----------    -------    -------   -------     -----------    -------
                                                                ($ million)

At January 1..........   (14,544)     1,331           220     (12,993)   (13,755)      405             470    (12,880)
Exchange adjustments..        96        (39)          (11)         46        (13)      (39)             (7)       (59)
Net cash flow.........     1,374       (122)          452       1,704       (709)      965             (93)       163
Acquisitions..........    (8,072)        --            --      (8,072)        --        --              --         --
Other movements.......       (44)        --            --         (44)       (67)       --            (150)      (217)
                          ------     ------        ------      ------     ------    ------          ------     ------
At December 31........   (21,190)     1,170           661     (19,359)   (14,544)    1,331             220    (12,993)
                          ======     ======        ======      ======     ======    ======          ======     ======


Note 32 -- Operating lease commitments

      Annual commitments under operating leases were as follows:

                                                            December 31,
                                           -----------------------------------------------
                                                     2000                    1999
                                           -----------------------------------------------

                                             Land and                Land and
                                            buildings       Other   buildings       Other
                                            ---------   ---------   ---------   ---------
                                                           ($ million)

Expiring within: 1 year..................          41         181          19         107
                 2 to 5 years............          54         330          57         372
                 Thereafter..............         235         220         163         250
                                            ---------   ---------   ---------   ---------
                                                  330         731         239         729
                                            =========   =========   =========   =========

      The minimum future lease payments (after deducting related rental income from operating sub-leases of $345 million) were as follows:

                                                                             December 31,
                                                                                     2000
                                                                             ------------
                                                                                ($million)

2001  ...............................................................               1,016
2002  ...............................................................                 839
2003  ...............................................................                 680
2004  ...............................................................                 561
2005  ...............................................................                 469
Thereafter...........................................................               2,324
                                                                                  -------
                                                                                    5,889
                                                                                  =======

Note 33 -- Employee share schemes

            BP offers most of its employees the opportunity to acquire a shareholding in the Company through savings related and matching arrangements; the latter may be participating share schemes or savings plans. BP also uses a long-term performance plan (see Note 34) and the granting of share options as elements of employee remuneration.

      Under the BP Savings Related Share Option Scheme employees save monthly over a three-or five-year period towards the purchase of shares at a price fixed when the option is granted. The option price is usually set at a 20% discount to the market price at the time of grant. The option must be exercised within six months of maturity of the savings contract otherwise it lapses. The scheme is run in the UK and in a number of other countries.

      Under the BP Participating Scheme, BP matches employees' own contribution of shares, up to a predetermined limit, all of which are then held in trust for defined periods before being released to the employee. The scheme is run in the UKand in a number of other countries. A further 20 countries implemented a participating share plan during 2000.

      The Company sponsors a number of savings plans covering most US employees. Under these plans, employees may contribute up to 18% of their salary subject to certain regulatory limits. The employee receives a dollar-for-dollar Company matched contribution for the first 7% of eligible pay contributed to most of these plans on a before-tax or after-tax basis or a combination of both. Company contributions are initially invested in BPADS funds, but employees may transfer those amounts and may invest their own contributions in more than 200 investment options. The Company's contributions vest over a period of five years. Company contributions to savings plans during the year were $101 million (1999 $95 million and 1998 $91 million).

      During 2000, BP granted options under the BP Share Option Plan to certain categories of employees. Options were granted to heritage-Amoco employees who, under the terms of the merger agreement between BP and Amoco, must, for 1999 and 2000, be granted options on a similar basis to the arrangements under the Amoco 1991 Incentive Program. Options were also granted to certain heritage-BP US employees. The options were granted at the market price at the date of grant. There are no performance conditions attaching to these grants. The options are exercisable one or two years after the date of grant, and lapse after 10 years.

      Also in 2000, options were granted to non-US middle managers. The options were granted at market price at the date of grant and are not exercisable until a performance condition is satisfied. Before any options can be exercised, the total return to shareholders (share price increase with all dividends reinvested) on an investment in BP shares is required to exceed the mean total return to shareholders of a representative Group of UK companies by a margin set from time to time. The performance period for each grant will normally be three years. Subject to achievement of the performance conditions, the options are exercisable between the third and tenth anniversaries of the date of grant.

      In accordance with their normal timetable, options were granted to ARCO employees in February 2000. All options granted prior to April 1, 1999, the date of the acquisition announcement, became exercisable immediately on completion of the acquisition in April 2000 at the discretion of the employee.

     Burmah Castrol employees eligible to receive options in 2000 were granted options under the BP Share Option Plan, with certain rule modifications, after completion of the acquisition. For options granted prior to the acquisition, employees were generally offered the choice of cashing out their existing options or converting them to BP share options.

      An Employee Share Ownership Plan (ESOP) was established in 1997 to acquire BP shares to satisfy future requirements of certain employee share schemes. The Company provides funding to the ESOP. The assets and liabilities of the ESOP are recognized as assets and liabilities of the Company within these accounts. The ESOP has waived its rights to dividends.

     During 2000 the ESOP released 9,412,931 shares for the participating share schemes. The cost of shares released for these schemes has been charged in these accounts. At December 31, 2000 the ESOP held 45,515,000 shares (December 31, 1999, 53,989,000 shares).

      BP has established a Qualifying Employee Share Ownership Trust (QUEST) for the purposes of share option schemes for employees. During the year, contributions of $76 million (1999 $61 million and 1998 $42 million) were made by the Company to the QUEST which, together with option-holder contributions, were used by the QUEST to subscribe for new ordinary shares at market price. The Company has transferred the cost of this contribution directly to retained profits and the excess of the subscription price over nominal value has increased the share premium account.

      At December 31, 2000, all the 12,245,011 ordinary shares issued to the QUEST had been transferred to option holders exercising options under the BP Group Savings Related Share Option and Burmah Castrol Sharesave Schemes.

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                     (options thousands)
Employee share options granted during the year:
  Savings related schemes............................             7,930    8,828    9,734
  BP Share Option Plan...............................            50,461   41,054       --
  BP Executive Share Option Scheme...................                --       --    2,576
  Amoco Stock Option Plan............................                --       --   60,696
                                                                 ------   ------   ------
                                                                 58,391   49,882   73,006
                                                                 ======   ======   ======

      The exercise prices for BP options granted during the year were (pound)4.98/$7.42 (7,930,099 options) for savings-related and similar schemes and (pound)5.44/$8.22 (weighted average price) for 50,460,784 options granted under the share option plan.

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                     (shares thousands)
Shares issued in respect of options exercised during the year:
  Savings related schemes.............................           13,709   12,176   12,582
  BP, Amoco and Burmah Castrol executive share option plans      23,280   51,472   40,894
                                                                 ------   ------   ------
                                                                 36,989   63,648   53,476
                                                                 ======   ======   ======

      In addition 1,123,000 shares (1999,  2,514,000 shares and 1998,  3,298,000 shares) were issued, and 9,413,000 shares (1999, 8,779,000 shares and 1998, 8,518,000 shares) released from the ESOP for participating share schemes.

                                                                   2000           1999           1998
                                                                 ------         ------         ------
Options outstanding at December 31:                                     (shares thousands)
  BP options .........................................          342,509        323,161        346,898
  Exercise period.....................................        2001-2010      2000-2009      1999-2008
  Price...............................................      $1.92-$9.97   $2.09-$10.10    $1.85-$7.88

      Share option transactions under employee share schemes are summarized as follows:

                                                           Years ended December 31,
                                ----------------------------------------------------------------------
                                         2000                     1999                    1998
                                --------------------     ---------------------     -------------------
                                            Weighted                  Weighted                Weighted
                                             average                   average                 average
                                 Number of  exercise      Number of   exercise     Number of  exercise
                                    shares     price         shares      price        shares     price
                                 ---------  --------      ---------   --------     ---------  --------
                                                  ($)                       ($)                     ($)
Outstanding at January 1...... 323,161,387      4.95    346,897,822       4.34   336,066,100      3.85
Burmah Castrol................   3,293,317      5.02             --         --            --        --
Reinstated....................       3,729      2.94         37,480       5.24        33,486      2.82
Granted.......................  58,390,883      8.17     49,882,128       7.88    73,005,560      5.64
Exercised..................... (37,029,467)     3.76    (63,711,433)      3.85   (53,475,492)     3.00
Stock appreciation rights
  exercised...................          --        --       (542,772)      3.30      (698,720)     2.56
Cancelled.....................  (5,310,803)     6.72     (9,401,838)      5.54    (8,033,112)     4.73
                              ------------             ------------              -----------
Outstanding at December 31.... 342,509,046      5.61    323,161,387       4.95   346,897,822      4.34
                              ============             ============              ===========
Exercisable at December 31.... 229,987,199              206,116,577              202,132,716
                              ============             ============              ===========
Available for grant at
  December 31................1,234,983,212            1,087,626,398            1,177,618,184
                             =============            =============            =============

      Options outstanding at December 31, 2000 will be exercisable between 2001 and 2010.

      For the share options outstanding and exercisable at December 31, 2000 the exercise price ranges and average remaining lives were:

                                      Options outstanding            Options exercisable
                                 ------------------------------      --------------------
                                             Weighted  Weighted                  Weighted
                                              average   average                   average
                                  Number of remaining  exercise       Number of  exercise
                                     Shares      life     price          shares     price
                                 ---------- ---------  --------       ---------  --------
                                               (years)       ($)                       ($)
Range of exercise prices
$1.92 - $3.62.................   76,049,100      2.12      3.32      70,909,845      3.30
$3.72 - $4.80.................   65,422,386      4.40      4.37      54,974,111      4.31
$4.81 - $7.28.................  106,387,934      6.19      5.78      87,234,521      5.57
$7.52 - $9.97.................   94,649,626      8.46      8.11      16,868,722      7.99
                                -----------      ----      ----      ----------      ----
                                342,509,046      5.57      5.61     229,987,199      4.75
                                ===========      ====      ====     ===========      ====

Note 33 -- Employee share schemes (concluded)

      As allowed by SFAS 123 `Accounting for Stock-Based Compensation' the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees'. In accordance with this accounting statement the Company does not recognize compensation expense on the grant of the options. Had compensation expense been determined based upon the fair value of the stock options at grant date consistent with the method of SFAS 123, the Company's profit for the year and profit per ordinary share for 2000 would have been reduced by $122 million (1999 $65 million and 1998 $47 million) and 1 cent (1999 1 cent and 1998 1 cent), respectively.

      The weighted average fair value of BP share options granted in 2000 was $2.33 (1999 $2.27 and 1998 $2.29). The fair value of each option grant was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions for 2000, 1999 and 1998, respectively; risk-free interest rates of 6.0, 6.5 and 6.0%; dividend yield of 3%; expected lives of one, two, three or five years as appropriate and volatility of 33%, 32% and 18%.

      In 1998 and earlier years Amoco had granted stock options. Following the merger between BP and Amoco these were converted into BP share options. The weighted average fair value of Amoco stock options granted in 1998 was $7.40. On the basis of BP shares this equates to a value of $1.86. The fair value of each option grant was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998; risk-free interest rates of 5.7 dividend yield of 4%, expected lives of six years and volatility of 17%.

      The effects of applying SFAS 123 for the proforma disclosures are not representative of the effects expected on reported net income and profit per ordinary share in future years, since the disclosures do not reflect compensation expense for options granted prior to 1995.

Note 34 -- Long Term Performance Plan

      During 2000 the executive directors and senior executives participated in the Long Term Performance Plan (the Plan). This is an incentive scheme under which the Company may award shares to participants or fund the purchase of shares for participants if long-term targets are met.

      The cost of potential future awards is accrued over the three-year performance periods of each Plan. In any one year, three Plans are in operation. The amount charged in 2000 was $119 million (1999 $128 million and 1998 $45 million). The value of awards under the 1997-99 Plan made in 2000 was $78 million (1996-98 Plan $52 million).

      Employee Share Ownership Plans (ESOPs) have been established to acquire BP shares to satisfy any awards made to participants under the Plan and then to hold them for the participants during the retention period of the Plan. In order to hedge the cost of potential future awards the ESOPs may, from time to time over the performance period of the Plans, purchase BP shares in the open market. The Company provides funding to the ESOPs. The assets and liabilities of the ESOPs are recognized as assets and liabilities of the Company within these accounts. The ESOPs have waived their rights to dividends.

      At December 31, 2000 the ESOPs held 9,507,000 (1999, 9,502,000) shares for potential future awards.

Note 35 -- Directors' remuneration

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                        ($ thousand)
Total for all directors
Emoluments (a).................................................  14,432   13,309    6,870
Compensation for loss of office................................     680    6,126       --
Gains made on the exercise of share options....................   2,812    5,158      888
Amounts awarded under long-term incentive schemes..............  15,152    7,594    4,434
                                                                 ======   ======   ======
Highest paid director
Emoluments.....................................................   2,762    2,434    1,514
Gains made on the exercise of share options....................      --    4,509      806
Amount awarded under long-term incentive schemes...............   3,649       --    1,331
Accrued pension at December 31.................................     820    1,172      626
                                                                 ======   ======   ======

----------

(a) Fees in 1998 of $45,730 in respect of Mr H M P Miles' services as a non-executive director were paid to his employer.

Emoluments

      These amounts comprise fees paid to the non-executive chairman and non-executive directors, and, for executive directors, salary and benefits earned during the relevant financial year, plus bonuses awarded for the year.

Pension contributions

      Six executive directors participate in a non-contributory pension scheme established for UK staff by a separate trust fund to which contributions are made by BP based on actuarial advice. There were no contributions to this pension scheme in 2000, 1999 and 1998. Three US executive directors participated in the BP Retirement Accumulation Plan.

Note 36 -- Loans to officers

      Miss J C Hanratty has a low interest loan of $43,000 made to her prior to her appointment as Company Secretary on October 1, 1994.

Note 37 -- Employee costs and numbers

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                        ($ million)
Employee costs
Wages and salaries...................................             6,764    5,302    4,995
Social security costs................................               455      359      412
Pension costs........................................               125      (97)     139
                                                                 ------   ------   ------
                                                                  7,344    5,564    5,546
                                                                 ======   ======   ======

                                                                       At December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
Number of employees
Exploration and Production...........................            16,000   12,500   18,000
Gas and Power........................................             1,000      800      800
Refining and Marketing (a)...........................            67,700   45,250   52,100
Chemicals............................................            17,600   18,700   23,050
Other businesses and corporate.......................             4,900    3,150    2,700
                                                                 ------   ------  -------
                                                                107,200   80,400   96,650
                                                                 ======   ======  =======

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------

Average number of employees
Year ended December 31, 2000
Exploration and Production.............     3,250       650     4,700     5,700    14,300
Gas and Power..........................       550        50       200       100       900
Refining and Marketing ................     9,600    13,700    26,200    10,900    60,400
Chemicals..............................     3,700     4,600     8,100     1,400    17,800
Other businesses and corporate.........     1,100       400     2,400       700     4,600
                                         --------  --------  --------  --------  --------
                                           18,200    19,400    41,600    18,800    98,000
                                         ========  ========  ========  ========  ========
Year ended December 31, 1999
Exploration and Production.............     3,500       850     5,100     5,500    14,950
Gas and Power..........................       450        50       200       100       800
Refining and Marketing (b).............     9,600    10,050    20,700     8,150    48,500
Chemicals..............................     4,100     4,900     9,850     2,000    20,850
Other businesses and corporate.........     1,150       350     1,000       500     3,000
                                         --------  --------  --------  --------  --------
                                           18,800    16,200    36,850    16,250    88,100
                                         ========  ========  ========  ========  ========
Year ended December 31, 1998
Exploration and Production                  3,600       850     7,750     6,150    18,350
Gas and Power                                 450        50       150        50       700
Refining and Marketing (c).............    10,300     9,700    23,600     9,150    52,750
Chemicals..............................     4,650     5,150    11,600     2,450    23,850
Other businesses and corporate.........       950       300     1,550       450     3,250
                                         --------  --------  --------  --------  --------
                                           19,950    16,050    44,650    18,250    98,900
                                         ========  ========  ========  ========  ========

---------------

(a) 1999 includes 18,050 (1998, 17,300) employees assigned to the BP/Mobil joint venture.
(b) Includes 7,800 employees assigned to the BP/Mobil joint venture in the UK and 9,650 employees in the Rest of Europe.
(c) Includes 8,550 employees assigned to the BP/Mobil joint venture in the UK and 9,350 employees in the Rest of Europe.

Note 38 -- Pensions

      Most Group companies have pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided by defined contribution plans, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee; or by defined benefit plans, whereby retirement benefits are based on employee final pensionable salary and length of service. Defined benefit plans may be externally funded or unfunded. The assets of funded plans are generally held in separately administered trusts. Contributions to funded defined benefit plans are based on advice from independent actuaries using actuarial methods, the objective of which is to provide adequate funds to meet pension obligations as they fall due. No contributions were made to the UK pension fund during 2000, 1999 and 1998. For unfunded plans, where assets are not held with the specific purpose of matching pension obligations the accrued liability for pension benefits is included within other provisions. The majority of the Group's employees are members of defined benefit schemes. The principal plans are reviewed annually by the independent actuaries and subject to a formal actuarial valuation every three years.

      Pension costs for the principal plans have been derived using the projected unit credit method and by amortizing surpluses and deficits on a straight line basis over the average expected remaining service lives of the current employees. The main assumptions used in calculating the credit/charge for the principal plans were as follows:


                                                    Years ended December 31,
                                      ----------------------------------------------
                                            2000              1999              1998
                                      ----------        ----------        ----------

UK and other European plans:
Rate of return on assets............        6.5%              6.1%                7%
Discount rate.......................        6.5%              6.1%                7%
Future salary increases.............        4.8%              4.3%              5.1%
Future pension increases............        2.9%              2.5%              3.2%
Dividend growth.....................         n/a               n/a               n/a

US plans:
Rate of return on assets............         10%               10%               10%
Discount rate.......................        7.5%              6.5%              6.9%
Future salary increases.............          4%                4%              4.7%
Future pension increases............         nil               nil               nil
Dividend growth.....................         n/a               n/a               n/a

----------
n/a = not applicable

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                         ($ million)
Principal plans:
  Service cost-- benefits earned during year.........               364      347      375
  Interest cost on projected benefit obligation......             1,211      999    1,089
  Expected return on plan assets.....................            (1,625)  (1,273)  (1,339)
  Amortization of transition asset...................               (72)     (83)     (84)
  Recognized net actuarial gain......................              (203)    (108)     (87)
  Recognized prior service cost......................                78       17       14
  Curtailment and settlement (gains) losses..........              (119)    (150)      12
  Special termination benefits.......................               233        3       --
                                                                 ------   ------   ------
                                                                   (133)    (248)     (20)
Other defined benefit plans..........................                38       30       51
Defined contribution schemes.........................               220      121      108
                                                                 ------   ------   ------
Total pension (income) expense.......................               125      (97)     139
                                                                 ======   ======   ======

      At January 1, 2000, the date of the latest actuarial valuations or reviews, the market value and actuarial value of assets in the Group's major externally funded pension plans in the UK and the USA was $25,520 million ($23,209 million at January 1, 1999) and $20,474 million ($19,185 million at January 1, 1999) respectively. The actuarial value of the assets of these plans represented 130% (125% at January 1, 1999) of the benefits that had accrued to members of those plans, after allowing for expected future increases in salaries.

      At December 31, 2000 the obligation for accrued benefits in respect of the major unfunded schemes in Europe was $1,438 million ($1,513 million at December 31, 1999). Of this amount, $1,167 million ($1,234 million at December 31, 1999) has been provided in these accounts.

      Further information in respect of the Group's principal defined benefit pension plans required under FASB Statement of Financial Accounting Standards No. 132 -- 'Employers' Disclosures about Pensions and Other Postretirement Benefits' is set out below.

                                                      UK and Other
                                                     European plans           US plans
                                                    ----------------     ----------------
                                                      2000      1999       2000      1999
                                                    ------    ------     ------    ------
                                                                 ($ million)
  Benefit obligation at January 1.................. 12,590    12,670      3,827     4,424
  Service cost.....................................    235       229        129       118
  Interest cost....................................    832       723        380       276
  Plan amendments..................................    809        47         --        71
  Curtailments, settlements and special
    termination benefits...........................     --        --        191       (15)
  Actuarial (gain) loss............................    670       130         40       (93)
  Acquisitions.....................................  1,241        --      2,308        --
  Plan participants' contributions.................     24        21         --        --
  Settlement payments..............................     --        --       (423)     (668)
  Benefit payments.................................   (657)     (639)      (906)     (286)
  Exchange adjustment.............................. (1,093)     (591)        --        --
                                                    ------    ------     ------    ------
  Benefit obligation at December 31................ 14,651    12,590      5,546     3,827
                                                    ------    ------     ------    ------

  Fair value of plan assets at January 1........... 20,189    17,991      5,331     5,230
  Actual return on plan assets.....................    216     3,280       (118)      981
  Acquisitions.....................................  1,344        --      2,817        --
  Plan participants' contributions.................     24        21         --        --
  Employer contributions...........................     14        --        290        74
  Settlement payments..............................     --        --       (444)     (668)
  Benefit payments.................................   (563)     (534)      (906)     (286)
  Exchange adjustment.............................. (1,607)     (569)        --        --
                                                    ------    ------     ------    ------
  Fair value of plan assets at December 31......... 19,617    20,189      6,970     5,331
                                                    ------    ------     ------    ------

  Funded status....................................  4,966     7,599      1,424     1,504
  Unrecognized transition asset....................   (168)     (252)        (5)      (14)
  Unrecognized net actuarial (gain) loss........... (4,821)   (7,012)       133      (740)
  Unrecognized prior service cost..................    792       135         11        13
                                                    ------    ------     ------    ------
  Net amount recognized............................    769       470      1,563       763
                                                    ======    ======     ======    ======

  Prepaid benefit cost.............................  1,937     1,704      1,672       837
  Accrued benefit liability........................ (1,392)   (1,473)      (159)     (142)
  Intangible asset.................................     50        78          3         5
  Accumulated other comprehensive income...........    174       161         47        63
                                                    ------    ------     ------    ------
                                                       769       470      1,563       763
                                                    ======    ======     ======    ======

Note 38 -- Pensions (concluded)

      Major assumptions used to determine projected benefit obligations for the principal pension plans were as follows:

                                                                  December 31,
                                                       ----------------------------------
                                                             2000        1999        1998
                                                       ----------  ----------  ----------
UK and other European plans:
Compensation increase...........................             4.8%        4.8%        4.3%
Discount rate...................................             6.5%        6.5%        6.1%
US plans:
Compensation increase...........................             4.0%        4.0%        4.7%
Discount rate...................................             7.5%        7.5%        6.5%

      Plan assets are held in equity securities, fixed income securities and real estate.

Note 39 -- Other postretirement benefits

      Certain Group companies in the USA provide postretirement healthcare and life insurance benefits to their retired employees and dependants. The entitlement to these benefits is usually based on the employee remaining in service until retirement age and completion of a minimum period of service. The plans are funded to a limited extent and the accrued net liability for postretirement benefits is included within other provisions. The cost of providing postretirement benefits is assessed annually by independent actuaries using the projected unit credit method.

      The assumptions used in calculating the charge for postretirement benefits are consistent with those shown in Note 38 for US pension plans.

      The charge to income for postretirement benefits is as follows:

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                         ($ million)
Service cost-- benefits earned during year...........                25       34       39
Interest cost on projected benefit obligation........               148      113      114
Expected return on plan assets.......................                (5)      (4)      (1)
Recognized net actuarial gain........................               (46)     (31)     (28)
Amortization of prior service cost recognized........               (20)      (8)     (23)
Curtailment gains....................................               (40)     (62)      --
                                                                 ------   ------   ------
Postretirement benefit expense.......................                62       42      101
                                                                 ======   ======   ======

      At December 31, 2000 the independent actuaries has reassessed the obligation for postretirement benefits at $2,562 million ($1,638 million at December 31, 1999). The provision for postretirement benefits at 31 December 2000 was $2,726 million ($2,244 million at December 31, 1999).

      The discount rate used to assess the obligation at December 31, 2000 was 7.5% (7.5% at December 31, 1999). The assumed future healthcare cost trend rate for 2001 is 15%, for 2002 is 10% and for 2003 and subsequent years is 5%.

Note 39 -- Other postretirement benefits (concluded)

      Further information presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 132 -- 'Employers' Disclosures about Pensions and Other Postretirement Benefits' is set out below.

                                                                            2000     1999
                                                                          ------   ------
                                                                             ($ million)

  Benefit obligation at January 1...........................               1,638    1,814
  Service cost..............................................                  25       34
  Interest cost.............................................                 148      113
  Plan amendments...........................................                  --       22
  Curtailment gain..........................................                  (9)     (21)
  Actuarial (gain) loss.....................................                 340     (214)
  Acquisitions..............................................                 579       --
  Benefit payments..........................................                (159)    (110)
                                                                          ------   ------
  Benefit obligation at December 31.........................               2,562    1,638
                                                                          ------   ------

  Fair value of plan assets at January 1....................                  53       49
  Actual return on plan assets..............................                  --        6
  Employer contributions....................................                  (4)      (2)
                                                                          ------   ------
  Fair value of plan assets at December 31..................                  49       53
                                                                          ------   ------

  Funded status.............................................              (2,513)  (1,585)
  Unrecognized net actuarial gain...........................                (144)    (570)
  Unrecognized prior service cost...........................                 (69)     (89)
                                                                          ------   ------
  Provision for postretirement benefits.....................              (2,726)  (2,244)
                                                                          ======   ======

      The assumed healthcare cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects:

                                                            1-Percentage     1-Percentage
                                                          point increase   point decrease
                                                          --------------   --------------
                                                                      ($ million)

Effect on total of service and interest cost in 2000........          26              (21)
Effect on postretirement obligation at December 31, 2000....         265             (219)

Note 40 -- Contingent Liabilities

      There were contingent liabilities at December 31, 2000 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group's business. No material losses are likely to arise from such contingent liabilities.

      Approximately 200 lawsuits were filed in State and Federal Courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies which own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 50% interest in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP's combination with ARCO. In April 2000 that 20% interest was sold to Phillips Petroleum Company (Phillips), subject to BP's agreement to indemnify Phillips if certain liabilities exceeded a defined amount. Alyeska and its owners have settled all of the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages which it has incurred. If any claims are asserted by Exxon which affect Alyeska and its owners, BP would defend the claims vigorously.

      The Group is subject to numerous national and local environmental laws and regulations concerning its products, operations and other activities. These laws and regulations may require the Group to take future action to remediate the effects on the environment of prior disposal or release of chemical or petroleum substances by the Group or other parties. Such contingencies may exist for various sites including refineries, chemical plants, oil fields, service stations, terminals and waste disposal sites. In addition, the Group may have obligations relating to prior asset sales or closed facilities. The ultimate requirement for remediation and its cost is inherently difficult to estimate. However, the estimated cost of known environmental obligations has been provided in these accounts in accordance with the Group's accounting policies. While the amounts of future costs could be significant and could be material to the Group's results of operations in the period in which they are recognized, BP does not expect these costs to have a material effect on the Group's financial position or liquidity.

Note 41 -- Joint ventures and associated undertakings

     The significant joint ventures of the BP Group at December 31, 2000 are shown in Note 45.

     The pan-European refining and marketing joint venture with ExxonMobil was dissolved on August 1, 2000. Within the BP/Mobil joint venture, BP operated and had a 70% interest in the fuels refining and marketing operation and had a 49% interest in the lubricants business. On dissolution, BP acquired most of the ExxonMobil assets used by the fuels refining and marketing operation.

     During the year the BP Group sold crude oil and products totalling $2,933 million (1999 $3,398 million and 1998 $2,264 million) to the BP/Mobil joint venture and purchased crude oil and products totalling $1,762 million (1999 $1,791 million and 1998 $1,335 million).

      At December 31, 1999 the Group share of joint venture's fixed assets was $5,366 million, current assets $4,582 million, liabilities due within one year $4,172 million and liabilities due after one year $572 million.

     Significant associated undertakings of the BP Group at December 31, 2000 are shown in Note 45.

      During the year the BP Group purchased crude oil from two associated undertakings, Abu Dhabi Marine Areas and Abu Dhabi Petroleum to the value of $1,619 million (1999 $935 million and 1998 $715 million). At December 31, 2000 $137 million ($119 million at December 31, 1999) was payable in respect of these purchases.

     During the year the BP Group sold chemical feedstocks totalling $718 million (1999 $460 million and 1998 $395 million) to Erdoelchemie, an associated undertaking, and bought petrochemicals to the value of $114 million (1999 $77 million and 1998 $76 million). At December 31, 2000 the outstanding balance receivable from Erdoelchemie was $nil ($1 million at December 31, 1999).

Note 42-- Oil and gas exploration and production activities (a)

Capitalized costs at December 31

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
                                                           ($ million)
2000
Gross capitalized costs:
  Proved properties....................    24,319     2,683    38,494    19,607    85,103
  Unproved properties..................       482        73     1,754     3,449     5,758
                                         --------  --------  --------  --------  --------
                                           24,801     2,756    40,248    23,056    90,861
Accumulated depreciation (b)...........    13,182     1,797    18,204     8,933    42,116
                                         --------  --------  --------  --------  --------
Net capitalized costs..................    11,619       959    22,044    14,123    48,745
                                         ========  ========  ========  ========  ========

1999
Gross capitalized costs:
  Proved properties....................    22,874     2,738    35,826    14,166    75,604
  Unproved properties..................       412        79       741     2,067     3,299
                                         --------  --------  --------  --------  --------
                                           23,286     2,817    36,567    16,233    78,903
Accumulated depreciation (b)...........    13,160     1,890    20,751     8,279    44,080
                                         --------  --------  --------  --------  --------
Net capitalized costs..................    10,126       927    15,816     7,954    34,823
                                         ========  ========  ========  ========  ========

1998
Gross capitalized costs:
  Proved properties....................    23,290     2,934    35,383    15,078    76,685
  Unproved properties..................       400        76       890     1,915     3,281
                                         --------  --------  --------  --------  --------
                                           23,690     3,010    36,273    16,993    79,966
Accumulated depreciation (b)...........    12,670     1,865    20,741     8,183    43,459
                                         --------  --------  --------  --------  --------
Net capitalized costs..................    11,020     1,145    15,532     8,810    36,507
                                         ========  ========  ========  ========  ========

Costs incurred for the year ended December 31

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
                                                           ($ million)
2000
Acquisition of properties:
  Proved...............................     2,954        --     9,152     2,647    14,753
  Unproved.............................       161        --       508     1,880     2,549
                                         --------  --------  --------  --------  --------
                                            3,115        --     9,660     4,527    17,302
Exploration and appraisal costs (c)....        86        67       676       466     1,295
Development costs......................       808       153     2,328     1,274     4,563
                                         --------  --------  --------  --------  --------
Total costs............................     4,009       220    12,664     6,267    23,160
                                         ========  ========  ========  ========  ========

1999
Acquisition of properties:
  Proved...............................        --        --       396        --       396
  Unproved.............................        --        --        23       130       153
                                         --------  --------  --------  --------  --------
                                               --        --       419       130       549
Exploration and appraisal costs (c)....        83        39       287       439       848
Development costs......................       676        71     1,212       956     2,915
                                         --------  --------  --------  --------  --------
Total costs............................       759       110     1,918     1,525     4,312
                                         ========  ========  ========  ========  ========

1998
Acquisition of properties:
  Proved...............................        --        --         3        54        57
  Unproved.............................        --         1        58        62       121
                                         --------  --------  --------  --------  --------
                                               --         1        61       116       178
Exploration and appraisal costs (c)....       177       106       476       764     1,523
Development costs......................     1,432       100     1,670     1,569     4,771
                                         --------  --------  --------  --------  --------
Total costs............................     1,609       207     2,207     2,449     6,472
                                         ========  ========  ========  ========  ========

Results of operations for the year ended December 31

                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
                                                           ($ million)
2000
Turnover (d):
  Third parties........................     3,538       926     4,242     2,446    11,152
  Sales between businesses.............     3,191       138     6,755     5,593    15,677
                                         --------  --------  --------  --------  --------
                                            6,729     1,064    10,997     8,039    26,829
                                         --------  --------  --------  --------  --------
Exploration expense....................        36        42       257       264       599
Production costs.......................       772        86     1,311       786     2,955
Production taxes.......................       641         6       437       911     1,995
Other costs (income) (e)...............        74         6     1,624     1,889     3,593
Depreciation and amounts provided......     1,453        98     2,406       748     4,705
                                         --------  --------  --------  --------  --------
                                            2,976       238     6,035     4,598    13,847
                                         --------  --------  --------  --------  --------
Profit before taxation (f).............     3,753       826     4,962     3,441    12,982
Allocable taxes........................     1,127       516     1,042     1,018     3,703
                                         --------  --------  --------  --------  --------
Results of operations .................     2,626       310     3,920     2,423     9,279
                                         ========  ========  ========  ========  ========

1999
Turnover (d):
  Third parties........................     2,258       644     4,738     2,216     9,856
  Sales between businesses.............     2,251       108     1,283     2,938     6,580
                                         --------  --------  --------  --------  --------
                                            4,509       752     6,021     5,154    16,436
                                         --------  --------  --------  --------  --------
Exploration expense....................        51        20       172       305       548
Production costs.......................       734        98     1,387       756     2,975
Production taxes.......................       167         2       283       495       947
Other costs (income) (e)...............       157        16     1,231     1,143     2,547
Depreciation and amounts provided......     1,306       138     1,113       651     3,208
                                         --------  --------  --------  --------  --------
                                            2,415       274     4,186     3,350    10,225
                                         --------  --------  --------  --------  --------
Profit before taxation (f).............     2,094       478     1,835     1,804     6,211
Allocable taxes........................       643       312       483       497     1,935
                                         --------  --------  --------  --------  --------
Results of operations .................     1,451       166     1,352     1,307     4,276
                                         ========  ========  ========  ========  ========


                                           United   Rest of             Rest of
                                          Kingdom    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
                                                           ($ million)
1998
Turnover (d):
  Third parties........................     2,481       520     2,027       905     5,933
  Sales between businesses.............     1,063        73     2,782     2,133     6,051
                                         --------  --------  --------  --------  --------
                                            3,544       593     4,809     3,038    11,984
                                         --------  --------  --------  --------  --------
Exploration expense....................       134        89       240       458       921
Production costs.......................       878       146     1,548       888     3,460
Production taxes.......................        15         6       233       320       574
Other costs (income) (e)...............       (50)      (18)      780       384     1,096
Depreciation and amounts provided......     1,183       169     1,168     1,072     3,592
                                         --------  --------  --------  --------  --------
                                            2,160       392     3,969     3,122     9,643
                                         --------  --------  --------  --------  --------
Profit (loss) before taxation (f)......     1,384       201       840       (84)    2,341
Allocable taxes........................       378        79       111       115       683
                                         --------  --------  --------  --------  --------
Results of operations .................     1,006       122       729      (199)    1,658
                                         ========  ========  ========  ========  ========

----------

      The Group's share of associated undertakings and joint ventures results of operations in 2000 was a profit of $293 million (1999 $204 million and 1998 $40 million) after deducting a tax charge of $97 million (1999 $6 million tax credit and 1998 $19 million tax credit).

      The Group's share of associated undertakings and joint ventures net capitalized costs at December 31, 2000 was $3,354 million (December 31, 1999 $1,442 million and December 31, 1998 $2,212 million).

      The Group's share of associated undertakings and joint ventures costs incurred in 2000 was $1,490 million (1999 $49 million and 1998 $282 million).

(a) This note relates to the requirements contained within the UK Statement of Recommended Practice 'Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities'. Midstream activities of natural gas gathering and distribution and the operation of the main pipelines and tankers are excluded. The main midstream activities are the Alaskan transportation facilities, the Forties Pipeline system and the Central Area Transmission System. The Group's share of associated undertakings and joint venture activities are excluded from the tables and included in the footnotes with the exception of the Abu Dhabi operations which are included in the income and expenditure items above. Profits (losses) on sale of businesses and fixed assets relating to the oil and natural gas exploration and production activities, which have been accounted as exceptional items, are also excluded.

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

(e) Includes cost of royalty oil not taken in kind, property taxes and other government take.

Note 42-- Oil and gas exploration and production activities (a) (concluded)

(f) The exploration and production total replacement cost operating profit comprises:

                                                  United   Rest of             Rest of
                                                 Kingdom    Europe       USA     World     Total
                                                --------  --------  --------  --------  --------
                                                            ($ million)
      Year ended December 31, 2000
      Exploration and production activities
      -- Group (as above)..............            3,753       826     4,962     3,441    12,982
      -- Associated undertakings.......               --        --        --       390       390
      Midstream activities.............              290        --       152       198       640
                                                --------  --------  --------  --------  --------
      Total replacement cost operating profit      4,043       826     5,114     4,029    14,012
                                                ========  ========  ========  ========  ========

      Year ended December 31, 1999
      Exploration and production activities
      -- Group (as above)..............            2,094       478     1,835     1,804     6,211
      -- Associated undertakings.......               --        --        45       153       198
      Midstream activities.............              216         9       256        93       574
                                                --------  --------  --------  --------  --------
      Total replacement cost operating profit      2,310       487     2,136     2,050     6,983
                                                ========  ========  ========  ========  ========

      Year ended December 31, 1998
      Exploration and production activities
      -- Group (as above)..............            1,384       201       840       (84)    2,341
      -- Associated undertakings.......              (15)       --        31         5        21
      Midstream activities.............              317         3       315       176       811
                                                --------  --------  --------  --------  --------
      Total replacement cost operating profit      1,686       204     1,186        97     3,173
                                                ========  ========  ========  ========  ========

Note 43 -- US generally accepted accounting principles

      The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

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

                                                              Year ended December 31, 2000
                                                         ---------------------------------------
                                                               As                        US GAAP
                                                         reported  Reclassification presentation
                                                         --------  ---------------- ------------
                                                                     ($ million)
      Consolidated statement of income
      Other income.................................           805          1,416         2,221
      Share of profits of JVs and associated undertakings   1,600         (1,600)           --
      Exceptional items before taxation............           220            (24)          196
      Inventory holding gains (losses).............           728           (229)          499
      Interest expense.............................         1,770           (218)        1,552
      Taxation.....................................         4,972           (219)        4,753
      Profit for the year..........................        11,870             --        11,870

                                                              Year ended December 31, 1999
                                                         ---------------------------------------
                                                               As                        US GAAP
                                                         reported  Reclassification presentation
                                                         --------  ---------------- ------------
                                                                     ($ million)
      Consolidated statement of income
      Other income.................................           414          1,399         1,813
      Share of profits of JVs and associated undertakings   1,158         (1,158)           --
      Exceptional items before taxation............        (2,280)             1        (2,279)
      Inventory holding gains (losses).............         1,728           (547)        1,181
      Interest expense.............................         1,316           (201)        1,115
      Taxation.....................................         1,880           (104)        1,776
      Profit for the year..........................         5,008             --         5,008

                                                              Year ended December 31, 1998
                                                         ---------------------------------------
                                                               As                        US GAAP
                                                         reported  Reclassification presentation
                                                         --------  ---------------- ------------
                                                                     ($ million)
      Consolidated statement of income
      Other income.................................           709            808         1,517
      Share of profits of JVs and associated undertakings   1,347         (1,347)           --
      Exceptional items before taxation............           850            (85)          765
      Inventory holding gains (losses).............        (1,391)           330        (1,061)
      Interest expense.............................         1,177           (162)        1,015
      Taxation.....................................         1,520           (132)        1,388
      Profit for the year..........................         3,220             --         3,220

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

      The  adjustments  for  decommissioning   expense,   interest  expense  and
      decommissioning and environmental provisions arise from the differences between the UK and US GAAP bases for determining provisions.

(f)   Deferred taxation

      Under the UK GAAP restricted liability method, deferred taxation is only provided where timing differences are expected to reverse in the foreseeable future. Under US GAAP deferred taxation is provided for temporary differences between the financial reporting basis and the tax basis of the Group's assets and liabilities at enacted tax rates.

      US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

      The adjustments for fixed assets, depreciation and deferred taxation arise from the difference between the UK GAAP and US GAAP bases for deferred taxation.

(f)   Deferred taxation (concluded)

      At December 31, 2000, the adjustment to the carrying amount of fixed assets was $8,367 million ($1,210 million at December 31, 1999) and the related deferred tax liability $8,336 million ($1,145 million at December 31, 1999). The charge for depreciation in 2000 in respect of these assets was $706 million (1999 $115 million and 1998 $123 million) and the credit for taxation $672 million (1999 $91 million and 1998 $256 million). The UK/US GAAP adjustment for deferred taxation may be summarized as follows:

                                                                                         2000       1999
                                                                                       ------     ------
                                                                                          ($ million)

      Increase in provision from restricted liability to gross potential liability      7,862      5,356
      Tax liability resulting from business combination.............................    8,336      1,145
      Net tax asset on sale and leaseback of Chicago office building,
        severance costs, and other adjustments......................................     (355)      (419)
                                                                                       ------     ------
                                                                                       15,843      6,082
                                                                                       ======     ======

      The major components of deferred tax liabilities and assets on a US GAAP basis were as follows:

                                                                                           December 31,
                                                                                       -----------------
                                                                                         2000       1999
                                                                                       ------     ------
                                                                                          ($ million)
      Depreciation..........................................                          (21,299)   (11,394)
      Other taxable temporary differences...................                             (504)    (1,733)
                                                                                       ------     ------
      Total deferred tax liabilities........................                          (21,803)   (13,127)
                                                                                       ------     ------
      Petroleum revenue tax.................................                              337        332
      Decommissioning and other provisions..................                            2,610      2,362
      Tax credit and loss carry forward.....................                            1,713      1,726
      Other deductible temporary differences................                              297      1,141
                                                                                       ------     ------
      Gross deferred tax assets.............................                            4,957      5,561
      Valuation allowance...................................                             (819)      (299)
                                                                                       ------     ------
      Net deferred tax assets...............................                            4,138      5,262
                                                                                       ------     ------
      Net deferred tax liability*...........................                           17,665      7,865
                                                                                       ======     ======

----------
*     Primarily noncurrent.

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

      Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 is taken to income in the period in which the transaction occurs. Under US GAAP this profit is not recognized immediately but amortized over the term of the operating lease.

(i)   Dividends

      Under UK GAAP, dividends are recorded in the year in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

(j)   Goodwill

      The goodwill recognized on the acquisition of ARCO in 2000 for US GAAP is higher than for UK GAAP. The additional deferred tax liability recognized for US GAAP is reflected in a corresponding increase in goodwill. This increase is partly offset by the lower consideration for US GAAP compared with UK GAAP as a result of using BP share prices on different dates to determine the respective considerations.

(k)   Debt retirement charges

      Under US GAAP charges arising on the early retirement of debt would be shown as an extraordinary item. Under UK GAAP they are included within interest expense.

      The following is a summary of the adjustments to profit for the year and to BP shareholders' interest which would be required if US GAAP had been applied instead of UK GAAP:

Profit for the year

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                      ($ million except
                                                                     per share amounts)

Profit as reported in the consolidated statement of income       11,870    5,008    3,220
Adjustments:
  Depreciation charge.................................             (766)     (81)     (76)
  Decommissioning and environmental expense...........             (338)    (165)    (131)
  Onerous property leases.............................              (42)     133       --
  Interest expense....................................              189      110      124
  Sale and leaseback of fixed assets..................               --      (37)    (211)
  Deferred taxation...................................             (790)    (378)     (72)
  Other...............................................               60        6      (28)
                                                                 ------   ------   ------
Profit for the year as adjusted to accord with US GAAP           10,183    4,596    2,826
Dividend requirements on preference shares............                2        2        1
                                                                 ------   ------   ------
Profit for the year applicable to ordinary shares as
  adjusted to accord with US GAAP.....................           10,181    4,594    2,825
                                                                 ======   ======   ======
Profit for the year as adjusted:
Per ordinary share - cents
  Basic...............................................            47.05    23.70    14.72
  Diluted.............................................            46.74    23.56    14.66
                                                                 ======   ======   ======
Per American Depositary Share - cents
  Basic...............................................           282.30   142.20    88.32
  Diluted.............................................           280.44   141.36    87.96
                                                                 ======   ======   ======

BP shareholders' interest

                                                                              December 31,
                                                                          -----------------
                                                                            2000       1999
                                                                          ------     ------
                                                                             ($ million)
BP shareholders' interest as reported in the consolidated balance sheet   73,416     43,281
Adjustments:
  Fixed assets....................................................         8,777      1,237
  Ordinary shares held for future awards to employees.............          (360)      (456)
  Sale and leaseback of Chicago office building...................          (413)      (413)
  Decommissioning and environmental provisions....................          (921)      (499)
  Onerous property leases.........................................           105        139
  Deferred taxation...............................................       (15,843)    (6,082)
  Fourth quarterly dividend.......................................         1,178        972
  Pension liability adjustment....................................          (145)      (144)
  Other...........................................................          (128)      (197)
                                                                          ------     ------
BP shareholders' interest as adjusted to accord with US GAAP......        65,666     37,838
                                                                          ======     ======

Comprehensive income


The components of comprehensive income, net of related tax are as follows:

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                      ($ million)
Profit for the period as adjusted to accord with USGAAP          10,183    4,596    2,826
Currency translation differences.....................            (2,508)    (921)      55
Pension liability adjustment.........................                (1)      (1)     (33)
                                                                 ------   ------   ------
Comprehensive income.................................             7,674    3,674    2,848
                                                                 ======   ======   ======

      Accumulated other comprehensive income at December 31, 2000 comprised currency translation losses of $3,882 million (December 31, 1999 losses $1,374 million) and pension liability adjustments of $145 million (December 31, 1999 $144 million).

Consolidated balance sheet

      Under US GAAP Trade and Other receivables due after one year of $4,610million at December 31, 2000 ($3,455 million at December 31, 1999), included within current assets, would have been classified as noncurrent assets. Borrowing under US Industrial Revenue/Municipal Bonds of $1,671 million (December 31, 1999 $1,376 million) included within current liabilities - falling due within one year would under US GAAP have been classified as noncurrent liabilities. The provision for deferred taxation is primarily in respect of noncurrent items.

Consolidated statement of cash flows

      The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1
(FRS1). The statement prepared under FRS1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

      Under FRS1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings;
(iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

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

The statement of consolidated cash flows presented in accordance with SFAS 95 is as follows:

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                      ($ million)
Operating activities
Profit after taxation................................            11,962    5,146    3,283
Adjustments to reconcile profit after tax to net cash
  provided by operating activities:
  Depreciation and amounts provided..................             7,449    4,965    5,301
  Exploration expenditure written off................               264      304      373
  Share of (profit) losses of joint ventures and associated
    undertakings less dividends received.............              (377)    (232)     158
  Profit (loss) on sale of businesses and fixed assets             (196)     379     (963)
  Working capital (increase) decrease (a)............            (2,848)  (1,877)     380
  Other..............................................            (1,650)     215      (39)
                                                                 ------   ------   ------
Net cash provided by operating activities............            14,604    8,900    8,493
                                                                 ------   ------   ------
Investing activities
Capital expenditures.................................           (10,220)  (6,314)  (9,026)
Acquisitions.........................................            (6,265)    (102)    (314)
Investment in associated undertakings................              (985)    (197)    (396)
Net investment in joint ventures.....................              (218)    (750)     708
Proceeds from disposal of assets.....................            11,362    2,441    2,167
                                                                 ------   ------   ------
Net cash used in investing activities................            (6,326)  (4,922)  (6,861)
                                                                 ------   ------   ------
Financing activities
Proceeds from shares (repurchased) issued............            (2,039)     245     (423)
Proceeds from long-term financing....................             1,680    2,140    2,078
Repayments of long-term financing....................            (2,353)  (2,268)  (1,208)
Net (decrease) increase in short-term debt...........              (701)     837      (70)
Dividends paid -- Shareholders                                   (4,415)  (4,135)  (2,408)
               -- Minority shareholders..............               (24)    (151)    (130)
                                                                 ------   ------   ------
Net cash used in financing activities................            (7,852)  (3,332)  (2,161)
                                                                 ------   ------   ------
Currency translation differences relating to cash
  and cash equivalents...............................               (50)      15      (15)
                                                                 ------   ------   ------
Increase (decrease) in cash and cash equivalents.....               376      661     (544)
Cash and cash equivalents at beginning of year.......             1,455      794    1,338
                                                                 ------   ------   ------
Cash and cash equivalents at end of year.............             1,831    1,455      794
                                                                 ======   ======   ======
----------

(a) Working capital:
    Inventories (increase) decrease....................          (1,449)  (1,562)     584
    Receivables (increase) decrease....................          (5,501)  (3,854)   1,777
    Current liabilities (excluding finance debt)
      increase (decrease)..............................           4,102    3,539   (1,981)
                                                                 ------   ------   ------
                                                                 (2,848)  (1,877)     380
                                                                 ======   ======   ======

Note 43-- US generally accepted accounting principles (concluded)

Impact of new accounting standards

      Derivative instruments and hedging activities: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 `Accounting for Derivative Instruments and Hedging Activities (`SFAS 133'). The effective date of this standard was delayed for one year, to accounting periods beginning after June 15, 2000, by Statement of Financial Accounting Standards No.137, `Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No.133', issued in June 1999. SFAS 133 was further amended in June 2000 by the issuance of Statement of Financial Accounting Standards No. 138, `Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS 133'. SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

      The Group's accounting policies under UK GAAP do not satisfy the criteria for hedge accounting under SFAS 133. The Group does not intend to modify its practice under UK GAAP.

      All oil  price  derivatives  and all  derivatives  held  for  trading  are currently carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period. For those derivative instruments, there will be no impact of adopting SFAS 133 on the Group's results of operations and financial position, as adjusted to accord with US GAAP. Certain derviatives used to manage foreign currency risk and interest rate risk that qualify for hedge accounting under UK GAAP will be marked to market under SFAS 133. For those derivative instruments, the Company estimates that the cumulative effect adjustment on adoption of SFAS 133 would be an after-tax charge to the income statement, as adjusted to accord with US GAAP, of $18 million and an after-tax gain in other comprehensive income of $37 million. Changes in the fair value of those derivatives in subsequent periods could result in increased volatility of results of operations, as adjusted to accord with US GAAP. Because the Company does not intend to modify its accounting practice to satisfy the criteria for hedge accounting under SFAS 133, the Group's results of operations, as adjusted to accord with US GAAP, will not necessarily be representative of the results it would report if US GAAP were used to prepare the consolidated financial statements of the BP Group and the Group sought to meet the hedge criteria of SFAS 133.

      Retirement benefits: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No.17 `Retirement Benefits' (`FRS17'). This standard is fully effective for accounting periods ending on or after June 22, 2003. Certain of the disclosure requirements are effective for periods prior to 2003. FRS17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities. The Company has not yet completed its evaluation of the impact of adopting FRS17 on the Group's results of operations and financial position.

      Accounting policies: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 18 `Accounting Policies' (`FRS18'). The standard sets out the principles to be followed in selecting accounting policies and the disclosures required. FRS18 is effective for accounting periods ending on or after June 22, 2001. Adoption of the standard will have no impact on the Group's results of operations or financial position.

      Deferred taxation: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No.19 `Deferred Tax' (`FRS19'). The standard requires that deferred tax should be provided in full on most timing differences. FRS19 permits, but does not require, discounting of deferred tax assets and liabilities. The standard is effective for accounting periods ending on or after January 23, 2002. The Company has not yet completed its evaluation of the impact of FRS19 on the Group's results of operations and financial position.

Note 44 -- Business and geographical analysis

      BP has four reportable operating segments -- Exploration and Production, Gas and Power, Refining and Marketing and Chemicals. Exploration and Production's activities include oil and natural gas exploration and field development and production (upstream activities), together with pipeline transportation and natural gas processing (midstream activities). Gas and Power activities include marketing and trading of natural gas, liquefied natural gas, natural gas liquids and power, the development of international opportunties that monetize upstream gas resources and involvement in select power projects. The activities of Refining and Marketing include oil supply and trading as well as refining and marketing (downstream activities). Chemicals activities include petrochemicals manufacturing and marketing.

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

By business

                                                                                           Other
                                     Exploration     Gas      Refining                  business
                                             and     and           and                       and
                                      Production    Power    Marketing    Chemicals    corporate(a)    Eliminations    Total
                                     -----------    -----    ---------    ---------    ---------       ------------    -----
                                                                      ($ million)
2000
Group turnover -- third parties.....      14,155   15,735      106,892       11,031          249                 --  148,062
               --  sales between
                   businesses (b)...      16,787      346        5,923          216           --            (23,272)      --
                                          ------   ------      -------       ------      -------            -------   ------
                                          30,942   16,081      112,815       11,247          249            (23,272) 148,062
                                          ------   ------      -------       ------      -------            -------
Share of joint venture sales........                                                                                  13,764
                                                                                                                     -------
                                                                                                                     161,826
                                                                                                                     -------
Equity accounted income (c).........         613      162          599          184           42                       1,600
                                          ------   ------      -------       ------      -------                     -------
Total replacement cost operating
  profit (loss) (d).................      14,012      186        3,908          760       (1,110)                     17,756
Exceptional items (e)...............         119       --           99         (212)         214                         220
Inventory holding gains (losses)....           4       11          620           93           --                         728
                                          ------   ------      -------       ------      -------                     -------
Historical cost profit (loss) before
  interest and tax..................      14,135      197        4,627          641         (896)                     18,704
                                          ------   ------      -------       ------      -------                     -------
Total assets (f)....................      65,904    4,511       47,879       13,674       11,970                     143,938
Operating capital employed (g)......      56,500    1,735       29,066       11,008        1,486                      99,795
Depreciation and amounts provided (h)      5,156        6        1,756          704           91                       7,713
Capital expenditure and acquisitions (i)   6,383      279        8,750        1,585       30,616                      47,613



1999
Group turnover -- third parties.....       9,070    4,879       60,369        9,050          198                 --   83,566
               --  sales between
                   businesses (b)...      10,063      444        2,524          342           --            (13,373)      --
                                          ------   ------      -------       ------      -------            -------   ------
                                          19,133    5,323       62,893        9,392          198            (13,373)  83,566
                                          ------   ------      -------       ------      -------            -------
Share of joint venture sales........                                                                                  17,614
                                                                                                                     -------
                                                                                                                     101,180
                                                                                                                     -------
Equity accounted income (c).........         297      179          503          125           54                       1,158
                                          ------   ------      -------       ------      -------                     -------
Total replacement cost operating
  profit (loss) (d).................       6,983      211        1,840          686         (826)                      8,894
Exceptional items (e)...............      (1,111)      14         (334)        (257)        (592)                     (2,280)
Inventory holding gains (losses)....          (1)      --        1,613          116           --                       1,728
                                          ------   ------      -------       ------      -------                     -------
Historical cost profit (loss) before
  interest and tax..................       5,871      225        3,119          545       (1,418)                      8,342
                                          ------   ------      -------       ------      -------                     -------
Total assets (f)....................      44,967    1,682       27,248       13,021        2,643                      89,561
Operating capital employed (g)......      36,229    1,093       14,358       10,048        1,192                      62,920
Depreciation and amounts provided (h)      3,704        1          810          632          206                       5,353
Capital expenditure and acquisitions (i)   4,194       18        1,634        1,215          284                       7,345

                                                                                           Other
                                     Exploration     Gas      Refining                  business
                                             and     and           and                       and
                                      Production    Power    Marketing    Chemicals    corporate(a)    Eliminations    Total
                                     -----------    -----    ---------    ---------    ---------       ------------    -----
                                                                      ($ million)
1998
Group turnover -- third parties.....       7,416    4,800       46,625        9,312          151                 --   68,304
               --  sales between
                   businesses (b)...       8,664       --        1,812          379           48            (10,903)      --
                                          ------   ------      -------       ------      -------            -------   ------
                                          16,080    4,800       48,437        9,691          199            (10,903)  68,304
                                          ------   ------      -------       ------      -------            -------
Share of joint venture sales........                                                                                  15,428
                                                                                                                     -------
                                                                                                                      83,732
                                                                                                                     -------
Equity accounted income (c).........          87      157          852          150          101                       1,347
                                          ------   ------      -------       ------      -------                     -------
Total replacement cost operating
  profit (loss) (d).................       3,173       58        2,564        1,100         (374)                      6,521
Exceptional items (e)...............         380       16          394           43           17                         850
Inventory holding gains (losses)....         (17)      --       (1,228)        (146)          --                      (1,391)
                                          ------   ------      -------       ------      -------                     -------
Historical cost profit (loss) before
  interest and tax..................       3,536       74        1,730          997         (357)                      5,980
                                          ------   ------      -------       ------      -------                     -------
Total assets (f)....................      46,194    1,614       21,029       12,562        3,516                      84,915
Operating capital employed (g)......      37,537    1,282       12,563       10,178         (579)                     60,981
Depreciation and amounts provided (h)      4,271        1          790          497          115                       5,674
Capital expenditure and acquisitions (i)   6,223       95        1,937        1,606          501                      10,362

By geographical area

                                           United       Rest of              Rest of
                                          Kingdom(j)     Europe       USA      World   Eliminations     Total
                                       ----------     --------- --------- ----------   ------------     -----
                                                                       ($ million)
2000
Group turnover -- third parties (k)......  34,430        18,642     70,255    24,735                  148,062
               -- sales between areas....  15,970         2,911      2,629     6,279        (27,789)       --
                                          -------       -------    -------   -------        -------   -------
                                           50,400        21,553     72,884    31,014        (27,789)  148,062
                                          -------       -------    -------   -------        -------
Share of joint venture sales............    3,314        12,316        270       686         (2,822)   13,764
                                                                                                      -------
                                                                                                      161,826
                                                                                                      -------
Equity accounted income (c).............      144           525        290       641                    1,600
                                          -------       -------    -------   -------                  -------
Total replacement cost operating
  profit (d) ................               3,773         2,013      7,296     4,674                   17,756
Exceptional items (e)........                  12           (19)       459      (232)                     220
Inventory holding gains (losses)              103           107        387       131                      728
                                          -------       -------    -------   -------                  -------
Historical cost profit before
  interest and tax...........               3,888         2,101      8,142     4,573                   18,704
                                          -------       -------    -------   -------                  -------
Total assets (f).............              35,713        14,584     62,141    31,500                  143,938
Operating capital employed (g)             20,093         7,087     43,758    28,857                   99,795
Capital expenditure and acquisitions (i)    7,438         2,041     34,037     4,097                   47,613

                                           United       Rest of              Rest of
                                          Kingdom(j)     Europe       USA      World   Eliminations     Total
                                       ----------     --------- --------- ----------   ------------     -----
                                                                       ($ million)
1999
Group turnover -- third parties (k)......  25,817         5,332     37,405    15,012                   83,566
               -- sales between areas....   4,406           641      1,381     4,453        (10,881)       --
                                          -------       -------    -------   -------        -------   -------
                                           30,223(k)      5,973(k)  38,786    19,465        (10,881)   83,566
                                          -------       -------    -------   -------        -------
Share of joint venture sales............    3,988        16,114        155       342         (2,985)   17,614
                                                                                                      -------
                                                                                                      101,180
                                                                                                      -------
Equity accounted income (c).............       48           619        198       293                    1,158
                                          -------       -------    -------   -------                  -------
Total replacement cost operating
  profit (d) ................               2,111         1,167      3,001     2,615                    8,894
Exceptional items (e)........                (237)         (258)      (983)     (802)                  (2,280)
Inventory holding gains (losses)              151           494        839       244                    1,728
                                          -------       -------    -------   -------                  -------
Historical cost profit before
  interest and tax...........               2,025         1,403      2,857     2,057                    8,342
                                          -------       -------    -------   -------                  -------
Total assets (f).............              22,867         8,865     38,223    19,606                   89,561
Operating capital employed (g)             14,298         4,884     27,426    16,312                   62,920
Capital expenditure and acquisitions (i)    1,518           831      2,963     2,033                    7,345


1998
Group turnover -- third parties (k)......  19,662         5,123     31,945    11,574                   68,304
               -- sales between areas....   2,848           700      1,215     2,458         (7,221)       --
                                          -------       -------    -------   -------        -------   -------
                                           22,510(k)      5,823(k)  33,160    14,032         (7,221)   68,304
                                          -------       -------    -------   -------        -------
Share of joint venture sales............    3,467        14,186         43       305         (2,573)   15,428
                                                                                                      -------
                                                                                                       83,732
                                                                                                      -------
Equity accounted income (c).............      135           904        125       183                    1,347
                                          -------       -------    -------   -------                  -------
Total replacement cost operating
  profit (d) ................               1,931         1,249      2,631       710                    6,521
Exceptional items (e)........                 (39)          106        511       272                      850
Inventory holding gains (losses)             (136)         (283)      (720)     (252)                  (1,391)
                                          -------       -------    -------   -------                  -------
Historical cost profit before
  interest and tax...........               1,756         1,072      2,422       730                    5,980
                                          -------       -------    -------   -------                  -------
Total assets (f).............              22,747         8,538     35,823    17,807                   84,915
Operating capital employed (g)             14,188         5,053     26,629    15,111                   60,981
Capital expenditure and acquisitions (i)    2,463         1,248      3,720     2,931                   10,362

----------

(a) Other businesses and corporate comprises Finance, BP Solar, the Group's coal asset and aluminium asset, its investment in PetroChina and Sinopec, interest income and costs relating to corporate activities worldwide.

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

Note 44-- Business and geographical analysis (concluded)

(e) Exceptional items comprise profit on sale of businesses and sale of fixed assets of $220 million in 2000 (1999 $337 million loss and 1998 $1,048 million profit), restructuring costs in 1999 of $1,943 million and merger expenses in 1998 of $198 million.

(f) Total assets comprise fixed and current assets and include investments in joint ventures and associated undertakings analyzed between activities as follows:

                                                                                Other
                              Exploration     Gas    Refining              businesses
                                      and     and         and                     and
                               Production   Power   Marketing   Chemicals   corporate(a)    Total
                               ----------   -----   ---------   ---------  ----------       -----
                                                          ($ million)
     2000......................     5,093     744       1,220       1,155         127       8,339
                                    -----   -----       -----       -----       -----       -----
     1999......................     2,550     762       4,771       1,350         105       9,538
                                    -----   -----       -----       -----       -----       -----
     1998......................     2,588     828       4,345       1,281         125       9,167
                                    -----   -----       -----       -----       -----       -----

(g) Operating capital employed comprises net assets before deducting finance debt and liabilities for current and deferred taxation.

(h)   Depreciation   consists  of  charges  for   depreciation,   depletion  and
      amortization of property, plant and equipment, exploration expense and amounts provided against fixed asset investments.

(i) Capital expenditure and acquisitions includes $170 million in 2000 (1999 $624 million and 1998 $620 million) for the BP/Mobil joint venture.

(j) United Kingdom area includes the UK-based international activities of Refining and Marketing.

(k) Turnover to third parties is stated by origin which is not materially different from turnover by destination.

Note 45-- Summarized financial information on associated undertakings and joint ventures

      A summarized statement of income and assets and liabilities based on latest information available, with respect to the Group's equity accounted associated undertakings and joint ventures, is set out below:

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2000     1999     1998
                                                                 ------   ------   ------
                                                                      ($ million)
Sales and other operating revenue....................            42,425   41,180   42,801
Gross profit.........................................             7,358    7,715    7,484
Profit for the year..................................             2,609    2,641      675
                                                                 ======   ======   ======

                                                                              December 31,
                                                                          -----------------
                                                                            2000       1999
                                                                          ------     ------
                                                                             ($ million)
Fixed and other assets...............................                     24,893     17,398
Current assets.......................................                     12,606     12,232
                                                                          ------     ------
                                                                          37,499     29,630
Current liabilities..................................                     (9,271)    (10,929)
Noncurrent liabilities...............................                    (10,628)    (5,876)
                                                                          ------     ------
Net assets...........................................                     17,600     12,825
                                                                          ======     ======

----------

Note  45-- Summarized financial information on associated undertakings and joint ventures (concluded)

      The more important associated undertakings and joint ventures of the Group at December 31, 2000 and the percentage of equity capital owned or joint venture interest are:

                                                        %     Country of operation    Principal activities
                                                        --    --------------------    --------------------
Associated undertakings
Abu Dhabi Marine Areas...........................       33    Abu Dhabi               Crude oil production
Abu Dhabi Petroleum..............................       24    Abu Dhabi               Crude oil production
China American Petroleum Co......................       50    Taiwan                  Chemicals
Erdolchemie......................................       50    Germany                 Chemicals
Ruhrgas..........................................       25    Germany                 Gas distribution
Rusia............................................       25    Russia                  Exploration and production
Sidanco (a)......................................       10    Russia                  Integrated oil operations
Joint ventures
CaTo Finance Partnership.........................       50    UK                      Finance
Empresa Petrolera Chaco..........................       30    Bolivia                 Exploration and production
Lukarco..........................................       46    Kazakhstan              Exploration and production, pipelines
Malaysia - Thailand Joint Development Area.......       25    Thailand                Exploration and production
Pan American Energy..............................       60    Argentina               Exploration and production
Unimar Company Texas (Partnership)...............       50    Indonesia               Exploration and production

----------

(a)   20% voting interest.

Note  46-- Condensed   consolidating   information  on  certain  US Subsidiaries

     BP Amoco p.l.c. fully and unconditionally guarantees certain publicly issued debt of its 100% owned subsidiary BP America Inc. BP Amoco p.l.c. also fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP Amoco p.l.c., BP America Inc. and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP Amoco p.l.c. and its subsidiary issuers of debt securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group's share of replacement cost operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP Amoco p.l.c., BP America Inc., BP Exploration (Alaska) Inc. and other subsidiaries.


Income statement

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 2000

Turnover ....................                     --         2,665          --           161,826                (2,665)  161,826
Less: Joint ventures.........                     --            --          --            13,764                    --    13,764
                                             -------       -------     -------           -------               -------   -------
Group turnover...............                     --         2,665          --           148,062                (2,665)  148,062
Replacement cost of sales....                     --         1,126          --           123,162                (2,772)  121,516
Production taxes.............                     --           276          --             1,785                    --     2,061
                                             -------       -------     -------           -------               -------   -------
Gross profit.................                     --         1,263          --            23,115                   107    24,485
Distribution and administration
 expenses....................                     --            25         603             7,907                    --     8,535
Exploration expense..........                     --            26          --               573                    --       599
                                             -------       -------     -------           -------               -------   -------
                                                  --         1,212        (603)           14,635                   107    15,351
Other income.................                     21           (12)        545               791                  (540)      805
                                             -------       -------     -------           -------               -------   -------
Group replacement cost
 operating profit............                     21         1,200         (58)           15,426                  (433)   16,156
Share of profits of joint ventures                --            --          --               808                    --       808
Share of profits of associated undertakings       --            --          --               792                    --       792
Equity accounted income of subsidiaries       12,730           282      18,155                --               (31,167)       --
                                             -------       -------     -------           -------               -------   -------
Total replacement cost
 operating profit............                 12,751         1,482      18,097            17,026               (31,600)   17,756
Profit (loss) on sale of businesses              (11)           --      26,049               (90)              (25,816)      132
Profit (loss) on sale of fixed assets            452            (1)         88               111                  (562)       88
                                             -------       -------     -------           -------               -------   -------
Replacement cost profit
 before interest and tax.....                 13,192         1,481      44,234            17,047               (57,978)   17,976
Inventory holding gains (losses)                 438            (6)        728               728                (1,160)      728
                                             -------       -------     -------           -------               -------   -------
Historical cost profit
 before interest and tax.....                 13,630         1,475      44,962            17,775               (59,138)   18,704
Interest expense.............                  1,338            22       2,203             2,201                (3,994)    1,770
                                             -------       -------     -------           -------               -------   -------
Profit before taxation.......                 12,292         1,453      42,759            15,574               (55,144)   16,934
Taxation ....................                  3,513           552       4,972             4,699                (8,764)    4,972
                                             -------       -------     -------           -------               -------   -------
Profit after taxation........                  8,779           901      37,787            10,875               (46,380)   11,962
Minority shareholders' interest                   --            --          --                92                    --        92
                                             -------       -------     -------           -------               -------   -------
Profit for the year..........                  8,779           901      37,787            10,783               (46,380)   11,870
                                             =======       =======     =======           =======               =======   =======

Note  46-- Condensed   consolidating   information  on  certain  US Subsidiaries
           (continued)

      The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                               BP                                  Eliminations
                                        BP America    Exploration   BP Amoco           Other                and        BP
                                               Inc.  (Alaska) Inc.     p.l.c.   subsidiaries  reclassifications     Group
                                        ----------   ------------    --------   ------------  -----------------    ------
                                                                             ($ million)
For the year ended December 31, 2000

 Profit as reported..........                8,779           901      37,787          10,783            (46,380)   11,870
 Adjustments:
 Depreciation charge.........                 (699)          (54)       (766)           (714)             1,467      (766)
 Decommissioning and environmental expense    (156)          (31)       (338)           (307)               494      (338)
 Onerous property leases.....                  (42)           --         (42)            (42)                84       (42)
 Interest expense............                  127             9         189             180               (316)      189
 Sale and leaseback of fixed assets              3            --          --              --                 (3)       --
 Deferred taxation...........                 (854)           10        (790)           (684)             1,528      (790)
 Other.......................                   --            --          60              60                (60)       60
                                           -------       -------     -------         -------            -------   -------
Profit for the year as adjusted to
 accord with US GAAP.........                7,158           835      36,100           9,276            (43,186)   10,183
                                           =======       =======     =======         =======            =======   =======

Note  46-- Condensed   consolidating   information  on  certain  US Subsidiaries
           (continued)

Income statement

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 1999

Turnover ....................                     --         2,065          --           101,180                (2,065)  101,180
Less: Joint ventures.........                     --            --          --            17,614                    --    17,614
                                             -------       -------     -------           -------               -------   -------
Group turnover...............                     --         2,065          --            83,566                (2,065)   83,566
Replacement cost of sales....                     --         1,487          --            69,214                (2,086)   68,615
Production taxes.............                     --           272          --               745                    --     1,017
                                             -------       -------     -------           -------               -------   -------
Gross profit.................                     --           306          --            13,607                    21    13,934
Distribution and administration
 expenses....................                     65            36         473             5,490                    --     6,064
Exploration expense..........                     --            22          --               526                    --       548
                                             -------       -------     -------           -------               -------   -------
                                                 (65)          248        (473)            7,591                    21     7,322
Other income.................                      2            --         465               410                  (463)      414
                                             -------       -------     -------           -------               -------   -------
Group replacement cost
 operating profit............                    (63)          248          (8)            8,001                  (442)    7,736
Share of profits of joint ventures                --            --          --               555                    --       555
Share of profits of associated undertakings       --            --          --               603                    --       603
Equity accounted income of subsidiaries        5,555           134       9,206                --               (14,895)       --
                                             -------       -------     -------           -------               -------   -------
Total replacement cost
 operating profit............                  5,492           382       9,198             9,159               (15,337)    8,894
Profit (loss) on sale of businesses                2            --         356               339                  (334)      363
Profit (loss) on sale of fixed assets            252            --        (700)             (700)                  448      (700)
Restructuring costs..........                 (1,263)          (61)     (1,943)           (1,799)                3,123    (1,943)
                                             -------       -------     -------           -------               -------   -------
Replacement cost profit
 before interest and tax.....                  4,483           321       6,911             6,999               (12,100)    6,614
Inventory holding gains (losses)                 859            40       1,728             1,728                (2,627)    1,728
                                             -------       -------     -------           -------               -------   -------
Historical cost profit
 before interest and tax.....                  5,342           361       8,639             8,727               (14,727)    8,342
Interest expense.............                    985            41       1,758             1,741                (3,209)    1,316
                                             -------       -------     -------           -------               -------   -------
Profit before taxation.......                  4,357           320       6,881             6,986               (11,518)    7,026
Taxation ....................                    803            78       1,880             1,775                (2,656)    1,880
                                             -------       -------     -------           -------               -------   -------
Profit after taxation........                  3,554           242       5,001             5,211                (8,862)    5,146
Minority shareholders' interest                   --            --          --               138                    --       138
                                             -------       -------     -------           -------               -------   -------
Profit for the year..........                  3,554           242       5,001             5,073                (8,862)    5,008
                                             =======       =======     =======           =======               =======   =======

Note  46-- Condensed   consolidating   information  on  certain  US Subsidiaries
           (continued)

      The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 1999

 Profit as reported..........                  3,554           242       5,001             5,073                (8,862)    5,008
 Adjustments:
 Depreciation charge.........                    (71)          (59)        (81)              (23)                  153       (81)
 Decommissioning and environmental expense       (13)           13        (165)             (178)                  178      (165)
 Onerous property leases.....                    133            --         133               133                  (266)      133
 Interest expense............                     68            11         110                99                  (178)      110
 Sale and leaseback of fixed assets              (37)           --         (37)              (37)                   74       (37)
 Deferred taxation...........                    (79)           79        (378)             (422)                  422      (378)
 Other.......................                     --            --           6                 6                    (6)        6
                                             -------       -------     -------           -------               -------   -------
Profit for the year as adjusted to
 accord with US GAAP.........                  3,555           286       4,589             4,651                (8,485)    4,596
                                             =======       =======     =======           =======               =======   =======

Note  46-- Condensed   consolidating   information  on  certain  US Subsidiaries
           (continued)

Income statement

                                              Issuer         Issuer  Guarantor
                                          -------------------------------------
                                                                 BP                                   Eliminations
                                          BP America    Exploration   BP Amoco           Other                 and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.   subsidiaries   reclassifications     Group
                                          ----------   ------------    --------   ------------   -----------------    ------
                                                                       ($ million)
For the year ended December 31, 1998

Turnover ....................                     --          1,702         --          83,732              (1,702)   83,732
Less: Joint ventures.........                     --             --         --          15,428                  --    15,428
                                             -------        -------    -------         -------             -------   -------
Group turnover...............                     --          1,702         --          68,304              (1,702)   68,304
Replacement cost of sales....                     --          1,328         --          56,735              (1,793)   56,270
Production taxes.............                     --            241         --             363                  --       604
                                             -------        -------    -------         -------             -------   -------
Gross profit.................                     --            133         --          11,206                  91    11,430
Distribution and administration
 expenses....................                      9              5        255           5,775                  --     6,044
Exploration expense..........                     --             17         --             904                  --       921
                                             -------        -------    -------         -------             -------   -------
                                                  (9)           111       (255)          4,527                  91     4,465
Other income.................                      6             (4)       556             707                (556)      709
                                             -------        -------    -------         -------             -------   -------
Group replacement cost
 operating profit............                     (3)           107        301           5,234                (465)    5,174
Share of profits of joint ventures                --             --         --             825                  --       825
Share of profits of associated undertakings       --             --         --             522                  --       522
Equity accounted income of subsidiaries        3,024            (23)     6,622              --              (9,623)       --
                                             -------        -------    -------         -------             -------   -------
Total replacement cost
 operating profit............                  3,021             84      6,923           6,581             (10,088)    6,521
Profit (loss) on sale of businesses               (1)            --        395             396                (395)      395
Profit (loss) on sale of fixed assets            636             --        653             653              (1,289)      653
Merger expenses..............                   (119)            --       (198)           (119)                238      (198)
                                             -------        -------    -------         -------             -------   -------
Replacement cost profit
 before interest and tax.....                  3,537             84      7,773           7,511             (11,534)    7,371
Inventory holding gains (losses)                (767)           (96)    (1,391)         (1,390)              2,253    (1,391)
                                             -------        -------    -------         -------             -------   -------
Historical cost profit
 before interest and tax.....                  2,770            (12)     6,382           6,121              (9,281)    5,980
Interest expense.............                    960             27      1,642           1,627              (3,079)    1,177
                                             -------        -------    -------         -------             -------   -------
Profit before taxation.......                  1,810            (39)     4,740           4,494              (6,202)    4,803
Taxation ....................                    553             21      1,520           1,522              (2,096)    1,520
                                             -------        -------    -------         -------             -------   -------
Profit after taxation........                  1,257            (60)     3,220           2,972              (4,106)    3,283
Minority shareholders' interest                   --             --         --              63                  --        63
                                             -------        -------    -------         -------             -------   -------
Profit for the year..........                  1,257            (60)     3,220           2,909              (4,106)    3,220
                                             =======        =======    =======         =======             =======   =======

Note  46-- Condensed   consolidating   information  on  certain  US Subsidiaries
           (continued)

      The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 1998

 Profit as reported..........                  1,257           (60)      3,220            2,909                 (4,106)    3,220
 Adjustments:
 Depreciation charge.........                    (65)          (46)        (76)             (32)                   143       (76)
 Decommissioning and environmental expense       (30)           --        (131)            (131)                   161      (131)
 Interest expense............                     87             4         124              120                   (211)      124
 Sale and leaseback of fixed assets             (211)           --        (211)            (211)                   422      (211)
 Deferred taxation...........                   (322)          (64)        (72)              83                    303       (72)
 Other.......................                     --            --         (28)             (28)                    28       (28)
                                             -------       -------     -------           -------               -------   -------
Profit for the year as adjusted to
 accord with US GAAP.........                    716          (166)      2,826            2,710                 (3,260)    2,826
                                             =======       =======     =======           =======               =======   =======

Note  46-- Condensed   consolidating   information  on  certain  US Subsidiaries
           (continued)

Balance sheet

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
At December 31, 2000

Fixed assets
Intangible assets............                     --           512          --            16,381                    --    16,893
Tangible assets..............                      7         5,942          --            69,224                    --    75,173
Investments
   Joint ventures............                     --            --          --             2,884                    --     2,884
   Associated undertakings...                     --            --           3             5,452                    --     5,455
   Other.....................                     --            --         360             3,054                    --     3,414
   Subsidiaries - equity accounted basis      63,718           619      77,826                --              (142,163)       --
                                             -------       -------     -------           -------               -------   -------
                                              63,718           619      78,189            11,390              (142,163)   11,753
                                             -------       -------     -------           -------               -------   -------
Total fixed assets...........                 63,725         7,073      78,189            96,995              (142,163)  103,819
                                             -------       -------     -------           -------               -------   -------
Current assets
Business held for resale.....                     --            --          --               636                    --       636
Inventories..................                     --            75          --             9,159                    --     9,234
Receivables - amounts falling due:
   Within one year...........                  1,135         1,344       3,929            23,086                (5,686)   23,808
   After more than one year..                  5,872         8,689      19,466             5,782               (35,199)    4,610
Investments..................                     --            --          --               661                    --       661
Cash at bank and in hand.....                     (2)          (32)          2             1,202                    --     1,170
                                             -------       -------     -------           -------               -------   -------
                                               7,005        10,076      23,397            40,526               (40,885)   40,119
                                             -------       -------     -------           -------               -------   -------
Current liabilities - amounts falling
 due within one year
Finance debt.................                  6,848            --          --             6,418                (6,848)    6,418
Other payables...............                     85           973       2,582            35,556                (8,467)   30,729
                                             -------       -------     -------           -------               -------   -------
Net current assets (liabilities)                  72         9,103      20,815            (1,448)              (25,570)    2,972
                                             -------       -------     -------           -------               -------   -------
Total assets less current liabilities         63,797        16,176      99,004            95,547              (167,733)  106,791
Noncurrent liabilities
Finance debt.................                     --         1,150          --            14,772                (1,150)   14,772
Other payables...............                  1,099         4,275         178            24,091               (24,420)    5,223
Provisions for liabilities
 and charges
Deferred taxation............                     --            (5)         --             1,827                    --     1,822
Other........................                     49           269         197            10,458                    --    10,973
                                             -------       -------     -------           -------               -------   -------
Net assets...................                 62,649        10,487      98,629            44,399              (142,163)   74,001
Minority shareholders' interest - equity          --            --          --               585                    --       585
                                             -------       -------     -------           -------               -------   -------
BP Shareholders' interest....                 62,649        10,487      98,629            43,814              (142,163)   73,416
                                             =======       =======     =======           =======               =======   =======

Note  46-- Condensed   consolidating   information  on  certain  US Subsidiaries
           (continued)

Balance sheet (continued)

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
At December 31, 2000

Capital and reserves
Capital shares...............                      8            --      5,653                --                     (8)    5,653
Paid in surplus..............                 30,440         3,145      3,770                --                (33,585)    3,770
Merger reserve...............                     --            --     26,172               697                     --    26,869
Other reserves...............                     --            --        456                --                     --       456
Retained earnings............                 32,201         7,342     62,578            43,117               (108,570)   36,668
                                             -------       -------     -------           -------               -------   -------
                                              62,649        10,487     98,629            43,814               (142,163)   73,416
                                             =======       =======     =======           =======               =======   =======


      The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
Shareholders' interest as reported            62,649         10,487     98,629            43,814              (142,163)   73,416
Adjustments:
 Fixed assets................                  8,757            566      8,777             8,215               (17,538)    8,777
 Ordinary shares held for future
  awards to employees........                     --             --       (360)               --                    --      (360)
 Sale and leaseback of Chicago
  office building............                   (413)            --       (413)             (413)                  826      (413)
 Decommissioning and
  environmental provisions...                   (927)          (317)      (921)             (586)                1,830      (921)
 Onerous property leases.....                    105             --        105               105                  (210)      105
 Deferred taxation...........                (14,805)        (1,784)   (15,843)          (14,168)               30,757   (15,843)
 Fourth quarterly dividend...                     --             --      1,178                --                    --     1,178
 Pension liability adjustment                    (38)            --       (145)             (145)                  183      (145)
 Other.......................                    (34)            --       (128)             (128)                  162      (128)
                                             -------        -------     -------          -------               -------   -------
Shareholders' interest as adjusted
 to accord with US GAAP......                 55,294          8,952     90,879            36,694              (126,153)   65,666
                                             =======        =======     =======          =======               =======   =======

Note  46-- Condensed   consolidating   information  on  certain  US Subsidiaries
           (continued)


Balance sheet

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
At December 31, 1999

Fixed assets
Intangible assets............                     --            185         --             3,159                    --     3,344
Tangible assets..............                     37          6,144         --            46,450                    --    52,631
Investments
   Joint ventures............                     --             --         --             5,204                    --     5,204
   Associated undertakings...                     --             --          3             4,331                    --     4,334
   Other.....................                     --             --        456               115                    --       571
   Subsidiaries - equity accounted basis      28,565            504     34,191                --               (63,260)       --
                                             -------        -------    -------           -------               -------   -------
                                              28,565            504     34,650             9,650               (63,260)   10,109
                                             -------        -------    -------           -------               -------   -------
Total fixed assets...........                 28,602          6,833     34,650            59,259               (63,260)   66,084
                                             -------        -------    -------           -------               -------   -------
Current assets
Inventories..................                     --             81         --             5,043                    --     5,124
Receivables - amounts falling due:
   Within one year...........                    146          1,350      6,588            11,900                (6,637)   13,347
   After more than one year..                  7,069          8,988      2,645             4,644               (19,891)    3,455
Investments..................                     --             --         --               220                    --       220
Cash at bank and in hand.....                     (3)           (18)         3             1,349                    --     1,331
                                             -------        -------    -------           -------               -------   -------
                                               7,212         10,401      9,236            23,156               (26,528)   23,477
                                             -------        -------    -------           -------               -------   -------
Current liabilities - amounts falling
 due within one year
Finance debt.................                  8,090             --         --             4,900                (8,090)    4,900
Other payables...............                     28          1,635      1,076            25,135                (9,499)   18,375
                                             -------        -------    -------           -------               -------   -------
Net current assets (liabilities)                (906)         8,766      8,160            (6,879)               (8,939)      202
                                             -------        -------    -------           -------               -------   -------
Total assets less current liabilities         27,696         15,599     42,810            52,380               (72,199)   66,286
Noncurrent liabilities
Finance debt.................                     --          1,150         --             9,644                (1,150)    9,644
Other payables...............                  1,141          4,516         62             4,315                (7,789)    2,245
Provisions for liabilities and charges
Deferred taxation............                    112             (8)        --             1,679                    --    1,783
Other........................                     --            355        171             7,746                    --    8,272
                                             -------        -------    -------           -------               -------   -------
Net assets...................                 26,443          9,586     42,577            28,996               (63,260)   44,342
Minority shareholders' interest - equity          --             --         --             1,061                    --     1,061
                                             -------        -------    -------           -------               -------   -------
BP Shareholders' interest....                 26,443          9,586     42,577            27,935               (63,260)   43,281
                                             =======        =======    =======           =======               =======   =======

Note  46-- Condensed   consolidating   information  on  certain  US Subsidiaries
           (continued)

Balance sheet (continued)

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
At December 31, 1999

Capital and reserves
Capital shares...............                      6            --       4,892                --                    (6)    4,892
Paid in surplus..............                  3,015         3,145       3,684                --                (6,160)    3,684
Merger reserve...............                     --            --          --               697                    --       697
Retained earnings............                 23,422         6,441      34,001            27,238               (57,094)   34,008
                                             -------       -------     -------           -------               -------   -------
                                              26,443         9,586      42,577            27,935               (63,260)   43,281
                                             =======       =======     =======           =======               =======   =======


      The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
Shareholders' interest as reported            26,443         9,586      42,577            27,935               (63,260)   43,281
Adjustments:
 Fixed assets................                  1,269           850       1,237               409                (2,528)    1,237
 Ordinary shares held for future
  awards to employees........                     --            --        (456)               --                    --      (456)
 Sale and leaseback of Chicago
  office building............                   (413)           --        (413)             (413)                  826      (413)
 Decommissioning and
  environmental provisions...                   (908)         (473)       (499)              (25)                1,406      (499)
 Onerous property leases.....                    139            --         139               139                  (278)      139
 Deferred taxation...........                 (4,756)       (1,800)     (6,082)           (4,513)               11,069    (6,082)
 Fourth quarterly dividend...                     --            --         972                --                    --       972
 Pension liability adjustment                    (50)           --        (144)             (144)                  194      (144)
 Other.......................                    (37)           --        (197)             (197)                  234      (197)
                                             -------       -------     -------           -------               -------   -------
Shareholders' interest as adjusted
  to accord with US GAAP.......               21,687         8,163      37,134            23,191               (52,337)   37,838
                                             =======       =======     =======           =======               =======   =======

Note  46-- Condensed   consolidating   information  on  certain  US Subsidiaries
           (continued)


Cash flow statement

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 2000
Net cash inflow (outflow) from
 operating activities........                   (467)         1,683    (12,830)            8,425                 23,605   20,416
Dividends from joint ventures                     --             --         --               645                     --      645
Dividends from associated
 undertakings................                     --             --         --               394                     --      394
Dividends from subsidiaries..                    899             --        793                --                 (1,692)      --
Net cash inflow (outflow) from servicing
 of finance and returns on investments           (13)            (1)       431            (1,309)                    --     (892)
Tax paid ....................                   (470)          (754)         5            (4,979)                    --   (6,198)
Net cash inflow (outflow) for capital
 expenditure and financial investment             (1)          (552)       (64)           (6,455)                    --   (7,072)
Net cash inflow for acquisitions
 and disposals...............                     12             45     18,118             6,295               (23,605)      865
Equity dividends paid........                     --             --     (4,415)           (1,692)                1,692    (4,415)
                                             -------        -------    -------           -------               -------   -------
Net cash inflow (outflow)....                    (40)           421      2,038             1,324                    --     3,743
                                             =======        =======    =======           =======               =======   =======
Financing....................                    (41)           435      2,039               980                    --     3,413
Management of liquid resources                    --             --         --               452                    --       452
Increase (decrease) in cash..                      1            (14)        (1)             (108)                   --      (122)
                                             -------        -------    -------           -------               -------   -------
                                                 (40)           421      2,038             1,324                    --     3,743
                                             =======        =======    =======           =======               =======   =======

      The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
Net cash provided by
 operating activities........                    (51)           928    (11,601)            3,272                22,056    14,604
Net cash used in investing activities             11           (507)    18,054              (160)              (23,724)   (6,326)
Net cash used in financing activities             41           (435)    (6,454)           (2,672)                1,668    (7,852)
Currency translation differences
 relating to cash and cash equivalents.           --             --         --               (50)                   --       (50)
                                             -------        -------    -------           -------               -------   -------
Cash and cash equivalents
 at beginning of year........                     (3)           (18)         3             1,473                    --     1,455
                                             -------        -------    -------           -------               -------   -------
Cash and cash equivalents
 at end of year..............                     (2)           (32)         2             1,863                    --     1,831
                                             =======        =======    =======           =======               =======   =======

Note  46-- Condensed   consolidating   information  on  certain  US Subsidiaries
           (continued)

Cash flow statement

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 1999
Net cash inflow from
 operating activities........                     23           739         282            10,455                (1,209)   10,290
Dividends from joint ventures                     --            --          --               949                    --       949
Dividends from associated
 undertakings................                     --            --          --               219                    --       219
Dividends from subsidiaries..                     --            --       4,577                --                (4,577)       --
Net cash inflow (outflow) from servicing
 of finance and returns on investments            (4)           --         438            (1,437)                   --    (1,003)
Tax paid ....................                    (66)          (62)       (119)           (1,013)                   --    (1,260)
Net cash outflow for capital expenditure
 and financial investment....                     --          (393)        (77)           (4,915)                   --    (5,385)
Net cash inflow (outflow) for acquisitions
 and disposals...............                     11             1      (1,209)              231                 1,209       243
Equity dividends paid........                     --            --      (4,135)           (4,577)                4,577    (4,135)
                                             -------       -------     -------           -------               -------   -------
Net cash inflow (outflow)....                    (36)          285        (243)              (88)                   --      (82)
                                             =======       =======     =======           =======               =======   =======
Financing....................                    (35)          273        (245)             (947)                   --      (954)
Management of liquid resources                    --            --          --               (93)                   --       (93)
Increase in cash.............                     (1)           12           2               952                    --       965
                                             -------       -------     -------           -------               -------   -------
                                                 (36)          285        (243)              (88)                   --       (82)
                                             =======       =======     =======           =======               =======   =======


      The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
Net cash provided by
 operating activities..........                  (47)          677       5,178             8,947                (5,855)    8,900
Net cash used in investing activities             11          (392)     (1,286)           (4,684)                1,429    (4,922)
Net cash used in financing activities             35          (273)     (3,890)           (3,630)                4,426    (3,332)
Currency translation differences relating
 to cash and cash equivalents..                   --            --          --                15                    --        15
                                             -------       -------     -------           -------               -------   -------
Cash and cash equivalents
 at beginning of year.......                      (2)          (30)          1               825                    --       794
                                             -------       -------     -------           -------               -------   -------
Cash and cash equivalents
 at end of year.............                      (3)          (18)          3             1,473                    --     1,455
                                             =======       =======     =======           =======               =======   =======

Note  46-- Condensed   consolidating   information  on  certain  US Subsidiaries
           (continued)

Cash flow statement

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 1998
Net cash inflow (outflow) from
 operating activities........                      7          1,138     (2,038)           10,479                    --     9,586
Dividends from joint ventures                     --             --         --               544                    --       544
Dividends from associated
 undertakings................                     --             --         --               422                    --       422
Dividends from subsidiaries..                    251             --      2,716                --                (2,967)       --
Net cash inflow (outflow) from servicing
 of finance and returns on investments           (10)             1        459            (1,275)                   --      (825)
Tax paid ....................                   (120)          (378)       (30)           (1,177)                   --    (1,705)
Net cash outflow for capital expenditure
 and financial investment....                     (5)          (732)      (254)           (6,307)                   --    (7,298)
Net cash inflow for acquisitions
 and disposals...............                     19              4         --               755                    --       778
Equity dividends paid........                   (100)          (749)    (1,015)           (3,511)                2,967    (2,408)
                                             -------        -------    -------           -------               -------   -------
Net cash outflow.............                     42           (716)      (162)              (70)                   --      (906)
                                             =======        =======    =======           =======               =======   =======
Financing....................                     43           (752)      (161)              493                    --      (377)
Management of liquid resources                    --             --         --              (596)                   --      (596)
Increase in cash.............                     (1)            36         (1)               33                    --        67
                                             -------        -------    -------           -------               -------   -------
                                                  42           (716)      (162)              (70)                   --      (906)
                                             =======        =======    =======           =======               =======   =======


      The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration   BP Amoco             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
Net cash provided by
 operating activities........                    128            761      1,107             8,993                (2,496)    8,493
Net cash used in investing activities             14           (728)      (254)           (5,552)                 (341)   (6,861)
Net cash used in financing activities           (143)             3       (854)           (4,004)                2,837    (2,161)
Currency translation differences relating
 to cash and cash equivalents.                    --             --         --               (15)                   --       (15)
                                             -------        -------     -------           -------               -------   -------
Cash and cash equivalents
 at beginning of year                             (1)           (66)         2             1,403                    --     1,338
                                             -------        -------     -------           -------               -------   -------
Cash and cash equivalents
 at end of year..............                     (2)           (30)         1               825                    --       794
                                             =======        =======     =======           =======               =======   =======

                      SUPPLEMENTARY OIL AND GAS INFORMATION
                                   (Unaudited)


      The following tables show estimates of the Group's net proved reserves of crude oil and natural gas at December 31,2000, 1999 and 1998.

Estimated net proved reserves of crude oil (a)

                                           United   Rest of               Rest of
                                          Kingdom    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                         (millions of barrels)
2000
Subsidiary undertakings
At January 1
  Developed............................     1,158       190     2,930         550     4,828
  Undeveloped..........................       183        95       932         497     1,707
                                         --------  --------  --------    --------  --------
                                            1,341       285     3,862       1,047     6,535
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......        17        50        40           5       112
  Purchases of reserves-in-place.......       146        --       554         441     1,141
  Extensions, discoveries and
    other additions....................         1        --       255         201       457
  Improved recovery....................       131        71       105          22       329
  Production...........................      (195)      (33)     (251)       (143)     (622)
  Sales of reserves-in-place...........       (49)       --    (1,372)        (23)   (1,444)
                                         --------  --------  --------    --------  --------
                                               51        88      (669)        503       (27)
                                         ========  ========  ========    ========  ========

At December 31
  Developed............................     1,138       213     2,150         817     4,318
  Undeveloped..........................       254       160     1,043         733     2,190
                                         --------  --------  --------    --------  --------
                                            1,392       373     3,193       1,550     6,508
                                         ========  ========  ========    ========  ========

Associated undertakings
BP share
At January 1..................................................................        1,037
  Net revisions and other additions...........................................           93
  Purchases of reserves-in-place..............................................           73
  Production..................................................................          (68)
                                                                                     ------
At December 31................................................................        1,135
                                                                                     ======
 Total Group and BP share of associated undertakings..........................        7,643
                                                                                     ======

                                   (Unaudited)


Estimated net proved reserves of crude oil (a) (continued)

                                           United   Rest of               Rest of
                                          Kingdom    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                         (millions of barrels)
1999
Subsidiary undertakings
At January 1
  Developed............................     1,258       220     2,982         858     5,318
  Undeveloped..........................       270        51       979         686     1,986
                                         --------  --------  --------    --------  --------
                                            1,528       271     3,961       1,544     7,304
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......       (10)       12        11           1        14
  Purchases of reserves-in-place.......         6        --         4          --        10
  Extensions, discoveries and
    other additions....................         1        24       100          44       169
  Improved recovery....................        28        14        87          83       212
  Production...........................      (212)      (36)     (275)       (149)     (672)
  Sales of reserves-in-place...........        --        --       (33)       (476)     (509)
  Transfers from associated undertakings       --        --         7(d)       --         7
                                         --------  --------  --------    --------  --------
                                             (187)       14       (99)       (497)     (769)
                                         ========  ========  ========    ========  ========

At December 31
  Developed............................     1,158       190     2,930         550     4,828
  Undeveloped..........................       183        95       932         497     1,707
                                         --------  --------  --------    --------  --------
                                            1,341       285     3,862(b)(c) 1,047     6,535
                                         ========  ========  ========    ========  ========

Associated undertakings
BP share
At January 1..................................................................        1,128
  Net revisions and other additions...........................................          (21)
  Purchases of reserves-in-place..............................................           --
  Production..................................................................          (63)
  Transfers to subsidiary undertakings........................................           (7)(d)
                                                                                     ------
At December 31................................................................        1,037
                                                                                     ======
 Total Group and BP share of associated undertakings..........................        7,572
                                                                                     ======

                                   (Unaudited)


Estimated net proved reserves of crude oil (a) (concluded)

                                           United   Rest of               Rest of
                                          Kingdom    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                         (millions of barrels)
1998
Subsidiary undertakings
At January 1
  Developed............................       779       241     3,039         916     4,975
  Undeveloped..........................       744        46     1,210         637     2,637
                                         --------  --------  --------    --------  --------
                                            1,523       287     4,249       1,553     7,612
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......       106        17       (90)        (76)      (43)
  Purchases of reserves-in-place.......         3        --        10           1        14
  Extensions, discoveries and
    other additions....................        38         4        57         222       321
  Improved recovery....................        80         1        69          32       182
  Production...........................      (189)      (38)     (283)       (141)     (651)
  Sales of reserves-in-place...........       (33)       --       (51)        (47)     (131)
                                         --------  --------  --------    --------  --------
                                                5       (16)     (288)         (9)     (308)
                                         ========  ========  ========    ========  ========

At December 31
  Developed............................     1,258       220     2,982         858     5,318
  Undeveloped..........................       270        51       979         686     1,986
                                         --------  --------  --------    --------  --------
                                            1,528       271     3,961(b)(c) 1,544     7,304
                                         ========  ========  ========    ========  ========

Associated undertakings
BP share
At January 1..................................................................        1,110
  Purchases of reserves-in-place..............................................           90
  Production..................................................................          (72)
                                                                                     ------
At December 31................................................................        1,128
                                                                                     ======
 Total Group and BP share of associated undertakings..........................        8,432
                                                                                     ======

----------

(a) Crude oil includes natural gas liquids and condensate. Net proved reserves of crude oil exclude production royalties due to others.

(b) Proved reserves in the Prudhoe Bay field in Alaska include an estimated 91 million barrels (94 million barrels at December 31, 1999 and nil at December 31, 1998) upon which a net profits royalty will be payable over the life of the field under the terms of the BP Prudhoe Bay Royalty Trust.

(c) The Group's common interest in Altura Energy was sold in 2000. The minority interest in Altura Energy included 309 million barrels at December 31, 1999 and 280 million barrels at December 31, 1998.

Associated undertakings

(d) Transfer from associated to subsidiary undertakings comprise reserves in Crescendo Resources after the acquisition of the majority interest from Repsol-YPF.

                                   (Unaudited)

Estimated net proved reserves of natural gas (a)

                                           United   Rest of               Rest of
                                          Kingdom    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                         (billions of cubic feet)
2000
At January 1
  Developed............................     3,354       282    10,439       6,423    20,498
  Undeveloped..........................       919        63     1,552      10,770    13,304
                                         --------  --------  --------    --------  --------
                                            4,273       345    11,991      17,193    33,802
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......       (17)       23       150         331       487
  Purchases of reserves-in-place.......     1,099        --     3,034       2,313     6,446
  Extensions, discoveries
    and other additions................       253        --       923       2,343     3,519
  Improved recovery....................        29        28       980          91     1,128
  Production...........................      (605)      (50)   (1,174)(b)    (916)   (2,745)
  Sales of reserves-in-place...........       (76)       --    (1,393)        (68)   (1,537)
                                         --------  --------  --------    --------  --------
                                              683         1     2,520       4,094     7,298
                                         ========  ========  ========    ========  ========
At December 31
  Developed............................     3,898       275    12,111       7,985    24,269
  Undeveloped..........................     1,058        71     2,400      13,302    16,831
                                         --------  --------  --------    --------  --------
                                            4,956       346    14,511      21,287    41,100
                                         ========  ========  ========    ========  ========

Associated undertakings
BP share
At January 1..................................................................        1,724
  Net revisions and other changes.............................................          427
  Purchases of reserves-in-place..............................................          763
  Production..................................................................          (96)
                                                                                     ------
At December 31................................................................        2,818
                                                                                     ======
 Total Group and BP share of associated undertakings..........................       43,918
                                                                                     ======

                                   (Unaudited)


Estimated net proved reserves of natural gas (a) (continued)

                                           United   Rest of               Rest of
                                          Kingdom    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                         (billions of cubic feet)
1999
At January 1
  Developed............................     3,536       324     9,637       6,054    19,551
  Undeveloped..........................     1,107        38     1,658       8,647    11,450
                                         --------  --------  --------    --------  --------
                                            4,643       362    11,295      14,701    31,001
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......         1         9       215        (107)      118
  Purchases of reserves-in-place.......         3        --        --          12        15
  Extensions, discoveries
    and other additions................        79        34       417       3,296     3,826
  Improved recovery....................        22        --       242         299       563
  Production...........................      (475)      (60)     (907)(b)    (752)   (2,194)
  Sales of reserves-in-place...........        --        --      (143)       (256)     (399)
  Tranfers from associated undertakings        --        --       872(d)       --       872
                                         --------  --------  --------    --------  --------
                                             (370)      (17)      696       2,492     2,801
                                         ========  ========  ========    ========  ========
At December 31
  Developed............................     3,354       282    10,439       6,423    20,498
  Undeveloped..........................       919        63     1,552      10,770    13,304
                                         --------  --------  --------    --------  --------
                                            4,273       345    11,991(c)   17,193    33,802
                                         ========  ========  ========    ========  ========

Associated undertakings
BP share
At January 1..................................................................        1,766
  Net revisions and other changes.............................................          549
  Purchases of reserves-in-place..............................................          378
  Production..................................................................          (97)
  Transfers to subsidiary undertakings........................................         (872)(d)
                                                                                     ------
At December 31................................................................        1,724
                                                                                     ======
 Total Group and BP share of associated undertakings..........................       35,526
                                                                                     ======

                                   (Unaudited)


Estimated net proved reserves of natural gas (a) (concluded)


                                           United   Rest of               Rest of
                                          Kingdom    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                         (billions of cubic feet)
1998
At January 1
  Developed............................     3,161       372    10,284       5,612    19,429
  Undeveloped..........................     1,868        50     1,819       7,208    10,945
                                         --------  --------  --------    --------  --------
                                            5,029       422    12,103      12,820    30,374
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......       (16)       --       161        (148)       (3)
  Purchases of reserves-in-place.......        --        --       104          37       141
  Extensions, discoveries and
    other additions....................       129        11       176       4,439     4,755
  Improved recovery....................        25        --       277          47       349
  Production...........................      (460)      (71)     (897)(b)    (665)   (2,093)
  Sales of reserves-in-place...........       (64)       --      (629)     (1,829)   (2,522)
                                         --------  --------  --------    --------  --------
                                             (386)      (60)     (808)      1,881       627
                                         ========  ========  ========    ========  ========
At December 31
  Developed............................     3,536       324     9,637       6,054    19,551
  Undeveloped..........................     1,107        38     1,658       8,647    11,450
                                         --------  --------  --------    --------  --------
                                            4,643       362    11,295(c)   14,701    31,001
                                         ========  ========  ========    ========  ========

Associated undertakings
BP share
At January 1..................................................................        1,748
  Net revisions and other changes.............................................           47
  Purchases of reserves-in-place..............................................           52
  Production..................................................................          (81)
                                                                                     ------
At December 31................................................................        1,766
                                                                                     ======
 Total Group and BP share of associated undertakings..........................       32,767
                                                                                     ======

----------

(a) Net proved reserves of natural gas exclude production royalties due to others.

(b) Includes 55 billion cubic feet of natural gas consumed in Alaskan operations (1999, 77 billion cubic feet and 1998, 79 billion cubic feet).

(c) The Group's common interest in Altura Energy was sold in 2000. The minority interest in Altura Energy included 155 billion cubic feet of natural gas at December 31, 1999 and 117 billion cubic feet at December 31, 1998.

Associated Undertakings

(d) Transfers from associated to subsidiary undertakings comprise reserves in Crescendo Resources after the acquisition of the majority interest from Repsol-YPF.

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

      Future net cash flows have been prepared on the basis of certain assumptions which may or may not be realized. These include the timing of future production, the estimation of crude oil and natural gas reserves and the application of year end crude oil and natural gas prices and exchange rates. Furthermore, both reserve estimates and production forecasts are subject to revision as further technical information becomes available and economic conditions change. BP cautions against relying on the information presented because of the highly arbitrary nature of assumptions on which it is based and its lack of comparability with the historical cost information presented in the financial statements.

                                               United   Rest of               Rest of
                                              Kingdom    Europe       USA       World     Total
                                             --------  --------  --------    --------  --------
                                                                ($ million)
At December 31, 2000
Future cash inflows (a)................        43,800     9,400   187,200      94,100   334,500
Future production and development costs (b)    19,000     2,800    38,400      27,300    87,500
Future taxation (c)....................         7,100     4,700    45,600      27,100    84,500
                                             --------  --------  --------    --------  --------
Future net cash flows..................        17,700     1,900   103,200      39,700   162,500
10% annual discount (d)................         5,000       700    49,200      18,000    72,900
                                             --------  --------  --------    --------  --------
Standardized measure of discounted future
  net cash flows.......................        12,700     1,200    54,000      21,700    89,600
                                             ========  ========  ========    ========  ========

At December 31, 1999
Future cash inflows (a)................        42,400     7,900   101,500      49,500   201,300
Future production and development costs (b)    18,800     2,000    32,500      13,700    67,000
Future taxation (c)....................         5,900     4,200    23,300      15,800    49,200
                                             --------  --------  --------    --------  --------
Future net cash flows..................        17,700     1,700    45,700      20,000    85,100
10% annual discount (d)................         4,700       400    23,200       8,400    36,700
                                             --------  --------  --------    --------  --------
Standardized measure of discounted future
  net cash flows.......................        13,000     1,300    22,500      11,600    48,400
                                             ========  ========  ========    ========  ========

At December 31, 1998
Future cash inflows (a)................        27,100     3,700    44,800      36,500   112,100
Future production and development costs (b)    18,700     2,200    27,500      14,300    62,700
Future taxation (c)....................         2,000       800     3,100       9,900    15,800
                                             --------  --------  --------    --------  --------
Future net cash flows..................         6,400       700    14,200      12,300    33,600
10% annual discount (d)................         1,300       100     7,000       6,600    15,000
                                             --------  --------  --------    --------  --------
Standardized measure of discounted future
  net cash flows.......................         5,100       600     7,200       5,700    18,600
                                             ========  ========  ========    ========  ========

                                   (Unaudited)


Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves (concluded)

      The following are the principal sources of change in the standardized measure of discounted future net cash flows during the years ended December 31, 2000, 1999 and 1998:

                                                                       Years ended December 31,
                                                                      ------------------------
                                                                        2000     1999     1998
                                                                      ------   ------   ------
                                                                         ($ million)
Sales and transfers of oil and gas produced, net of
  production costs......................................             (18,400) (12,600)  (6,500)
Development costs incurred during the year..............               4,500    2,900    4,700
Extensions, discoveries and improved recovery, less related costs     13,100    6,200    3,200
Net changes in prices and production costs (e)..........              51,100   47,900  (30,900)
Revisions of previous reserve estimates.................                 900    2,600       --
Net change in taxation..................................             (14,800) (18,000)  10,800
Future development costs................................              (2,400)    (200)  (1,000)
Net change in purchase and sales of reserves-in-place...               2,400     (900)    (200)
Addition of 10% annual discount.........................               4,800    1,900    3,500
                                                                      ------   ------   ------
Total change in the standardized measure during the year              41,200   29,800  (16,400)
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

Associated undertakings

      In addition, at December 31, 2000 the Group's share of the standardized measure of discounted future net cash flows of associated undertakings amounted to $3,100 million ($2,420 million at December 31, 1999 and $715 million at December 31, 1998).

                                   (Unaudited)


Operational and statistical information

      The following tables present operational and statistical information related to production, drilling, productive wells and acreage.

Produced from own reserves

      The following table shows crude oil and natural gas production from the Group's own reserves for the years indicated:

                                               United   Rest of               Rest of
                                              Kingdom    Europe       USA       World     Total(d)
                                             --------  --------  --------    --------  --------
                                                         (thousand barrels per day)
Production for the year (a)
Crude oil (b)
2000...................................           534        90       729        575      1,928
1999...................................           580       100       804        577      2,061
1998...................................           518       105       841        585      2,049

                                               United   Rest of               Rest of
                                              Kingdom    Europe       USA       World     Total(e)
                                             --------  --------  --------    --------  --------
                                                         (million cubic feet per day)

Natural gas (c)
2000...................................         1,652       136     3,054       2,767     7,609
1999...................................         1,301       164     2,369       2,233     6,067
1998...................................         1,258       200     2,401       1,949     5,808

----------

(a)   All volumes are net of royalty.

(b)   Crude oil includes natural gas liquid and condensate.

(c)   Natural gas production excludes gas consumed in operations.

(d) Includes amounts produced for the Group by associated undertakings of 186,000 b/d in 2000 (1999, 170,000 b/d and 1998, 208,000 b/d).

(e) Includes amounts produced for the Group by associated undertakings of 263 mmcf/d in 2000 (1999, 264 mmcf/d and 1998, 221 mmcf/d).

                                   (Unaudited)

Operational and statistical information (continued)

Productive oil and gas wells and acreage

      The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which the Group and its associated undertakings had interests as of December 31, 2000. A 'gross' well or acre is one in which a whole or fractional working interest is owned, while the number of 'net' wells or acres is the sum of the whole or fractional working interests in gross wells or acres. Productive wells are producing wells and wells capable of production. Developed acreage is the acreage within the boundary of a field, on which development wells have been drilled, which could produce the reserves; while undeveloped acres are those on which wells have not been drilled or completed to a point that would permit the production of commercial quantities, whether or not such acres contain proved reserves.

Number of productive oil and gas wells

                                               United   Rest of               Rest of
                                              Kingdom    Europe       USA       World     Total
                                             --------  --------  --------    --------  --------
At December 31, 2000
Oil wells (a) -- gross..............              494        71     9,341      10,185    20,091
              -- net................            225.9      26.5   3,500.5     3,022.5   6,775.4

Gas wells (b) -- gross..............              545        36    15,272       2,727    18,580
              -- net................            242.2      12.4   8,523.6     2,365.6  11,143.8

----------

(a) Includes approximately 2,400 gross (515.0 net) multiple completion wells (more than one formation producing into the same well bore).

(b)   Includes 1,508 gross (724.1 net) multiple completion wells.

(c) If one of the multiple completions in a well is an oil completion, the well is classified as an oil well.

Oil and natural gas acreage

                                               United   Rest of               Rest of
                                              Kingdom    Europe       USA       World     Total
                                             --------  --------  --------    --------  --------
At December 31, 2000                                         (thousands of acres)
Developed
  --gross..............................           691       128    13,039       6,296    20,154
  --net................................         338.1      43.7   6,522.5     2,168.0   9,072.3
Undeveloped (a)
  --gross..............................         2,712     4,088    10,061     121,258   138,119
  --net................................       1,248.5   1,505.1   6,224.8    49,462.0  58,440.4

----------

(a)   Undeveloped acreage includes leases and concessions.

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

                                               United   Rest of               Rest of
                                              Kingdom    Europe       USA       World     Total
                                             --------  --------  --------    --------  --------
2000
Exploratory
  --productive.........................           2.4       0.4      21.5        19.9      44.2
  --dry................................           0.0       1.3      12.4         7.2      20.9
Development
  --productive.........................          12.6       2.5     398.4       425.2     838.7
  --dry................................           1.9       0.0      45.7        23.4      71.0
1999
Exploratory
  --productive.........................           0.5       0.5       3.7        10.1      14.8
  --dry................................           1.1       0.9       1.4         6.6      10.0
Development
  --productive.........................          27.3       1.3     274.4       160.6     463.6
  --dry................................           1.7       0.3      10.5        15.4      27.9
1998
Exploratory
  --productive.........................           2.3       3.6      18.9        32.1      56.9
  --dry................................           2.1       2.1      12.1        22.4      38.7
Development
  --productive.........................          32.2       1.4     424.4       261.5     719.5
  --dry................................           1.1        --      16.7        30.6      48.4

Drilling and production activities in progress

      The following table shows the number of exploratory and development oil and natural gas wells in the process of being drilled by the Group and its associated undertakings as of December 31, 2000. Suspended development wells and long-term suspended exploratory wells are also included in the table.

                                               United   Rest of               Rest of
                                              Kingdom    Europe       USA       World     Total
                                             --------  --------  --------    --------  --------
At December 31, 2000
Exploratory
  --gross..............................            2         1         24          29        56
  --net................................          0.7       0.2       16.6         5.7      23.2
Development
  --gross..............................           14         3         99          92       208
  --net................................          5.3       1.3       56.9        26.4      89.9

                                                                     SCHEDULE II
                        VALUATION AND QUALIFYING ACCOUNTS

                                                    Additions
                                              ----------------------
                                               Charged to   Charged to
                                  Balance at    costs and        other     Transfers/      Balance
                                  January 1,     expenses     accounts(a)  Deductions   December 31,
                                 ----------    ----------   ----------     ----------   -----------
                                                        ($ million)
2000
Fixed assets-- Investments (b)           309          252          (6)            (50)          505
                                  ==========   ==========  ==========      ==========    ==========
Doubtful debts (b)............           117           99         117              24           357
                                  ==========   ==========  ==========      ==========    ==========
Decommissioning provisions....         2,785          139         (23)            100(c)      3,001
                                  ==========   ==========  ==========      ==========    ==========

1999
Fixed assets-- Investments (b)           230           83          (2)             (2)          309
                                  ==========   ==========  ==========      ==========    ==========
Doubtful debts (b)............           126           12         (13)             (8)          117
                                  ==========   ==========  ==========      ==========    ==========
Decommissioning provisions....         3,310           80        (472)           (133)        2,785
                                  ==========   ==========  ==========      ==========    ==========

1998
Fixed assets-- Investments (b)            25          200          --               5           230
                                  ==========   ==========  ==========      ==========    ==========
Doubtful debts (b)............           130           35         (22)            (17)          126
                                  ==========   ==========  ==========      ==========    ==========
Decommissioning provisions....         3,201          130          10             (31)        3,310
                                  ==========   ==========  ==========      ==========    ==========

----------

(a) Principally currency translations, apart from 1999 for decommissioning provisions which includes the impact of adopting FRS12.

(b)   Deducted in the balance sheet from the assets to which they apply.

(c)   Includes $484 million additional provisions in respect of acquisitions.