Form 20-F
period 2001-12-31
BP PLC
filed 2002-03-28
CIK 313807

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[   ]             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[ x ]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001
                                       OR
[   ]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934
                 For the transition period from                  to

                          Commission file number 1-6262
--------------------------------------------------------------------------------
                                    BP p.l.c.
--------------------------------------------------------------------------------
                   (Exact name of Registrant as specified in its charter)
                                ENGLAND and WALES
--------------------------------------------------------------------------------
                      (Jurisdiction of incorporation or organization)

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

                  Title of each class                  Name of each exchange
                                                        on which registered
              Ordinary Shares of 25c each             Chicago Stock Exchange*
                                                     New York Stock Exchange*
                                                      Pacific Exchange, Inc.*
           --------------------------------        -----------------------------

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

      Ordinary Shares of 25c each                          22,432,076,754
      Cumulative First Preference Shares of (pound)1 each       7,232,838
      Cumulative Second Preference Shares of (pound)1 each      5,473,414

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


Yes      x            No
       -----               -----

     Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17            Item 18    x
        -----               -----

                                TABLE OF CONTENTS

                                                                                     Page
                     Certain Definitions..........................................     3
Part I      Item 1   Identity of Directors, Senior Management and Advisors........     5
            Item 2   Offer Statistics and Expected Timetable......................     5
            Item 3   Key Information..............................................     5
                          Selected Financial Information..........................     5
                          Risk Factors............................................     9
                          Forward Looking Statements..............................    10
                          Statements Regarding Competitive Position...............    10
            Item 4   Information on the Company...................................    11
                          General.................................................    11
                          Segmental Information...................................    16
                          Exploration and Production..............................    18
                          Gas and Power...........................................    36
                          Refining and Marketing..................................    40
                          Chemicals...............................................    47
                          Other Businesses and Corporate..........................    54
                          Regulation of the Group's Business......................    56
                          Environmental Protection................................    58
                          Property, Plants and Equipment..........................    63
                          Organizational  Structure...............................    64
            Item 5   Operating and Financial Review and Prospects.................    65
                          Group Operating Results.................................    65
                          Liquidity and Capital Resources.........................    77
                          Critical Accounting Policies
                            and New Accounting Standards..........................    80
            Item 6   Directors, Senior Management and Employees...................    83
                          Directors and Senior Management.........................    83
                          Compensation............................................    85
                          Board Practices.........................................    93
                          Employees...............................................    96
                          Share Ownership.........................................    97
            Item 7   Major Shareholders and Related Party Transactions............    99
                          Major Shareholders......................................    99
                          Related Party Transactions..............................    99
            Item 8   Financial Information........................................    99
                          Consolidated Statements and Other
                            Financial Information.................................    99
                          Significant Changes.....................................   100
            Item 9   The Offer and Listing........................................   100
            Item 10  Additional Information.......................................   102
                          Memorandum and Articles of Association..................   102
                          Material Contracts......................................   104
                          Exchange Controls and Other Limitations Affecting
                            Security Holders......................................   104
                          Taxation................................................   105
                          Documents on Display....................................   106
            Item 11  Quantitative and Qualitative Disclosures about Market Risk...   107
            Item 12  Description of Securities Other Than Equity Securities.......   113
Part II     Item 13  Defaults, Dividend Arrearages and Delinquencies..............   114
            Item 14  Material Modifications to the Rights of Security Holders
                          and Use of Proceeds.....................................   114
            Item 15  Reserved.....................................................
            Item 16  Reserved.....................................................
Part III    Item 17  Financial Statements.........................................   115
            Item 18  Financial Statements.........................................   115
            Item 19  Exhibits.....................................................   115


                               CERTAIN DEFINITIONS

     Unless the context indicates otherwise, the following terms have the meanings shown below.

Oil and natural gas reserves

     'Proved reserves' -- Estimated quantities of crude oil or natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, that is prices and costs as of the date the estimate is made.

     'Proved developed reserves' -- Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed programme has confirmed through production response that increased recovery will be achieved.

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

Miscellaneous terms

'ADR' -- American Depositary Receipt.

'ADS' -- American Depositary Share.

'Amoco' -- The former Amoco Corporation and its subsidiaries.

'ARCO' -- Atlantic Richfield Company and its subsidiaries.

'Associated undertaking' -- An undertaking in which the BP Group has a participating interest and over whose operating and financial policy the BP Group exercises a significant influence (presumed to be the case where 20% or more of the voting rights are held) and which is not a subsidiary undertaking.

'Barrel' -- 42 US gallons.

'Billion' -- 1,000,000,000.

'BP', 'BP Group' or the 'Group' -- BP p.l.c. and its subsidiaries.

'Burmah Castrol' -- Burmah Castrol plc and its subsidiaries.

'Cent' or 'c' -- One hundredth of the US dollar.

The 'Company' -- BP p.l.c.

'Crude oil' -- Includes condensate and natural gas liquids.

'Dollar' or '$' -- The US dollar.

'FSA' -- Financial Services Authority.

'Gas' -- Natural Gas.

'LNG' -- Liquefied Natural Gas.

'London Stock Exchange' or 'LSE' -- London Stock Exchange Limited.

'LPG' -- Liquefied Petroleum Gas.

'NGL' -- Natural Gas Liquid.

'Noon Buying Rate' -- The noon buying rate in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York.

'North America' -- the USA and Canada.

'OECD' -- Organization for Economic Cooperation and Development.

'Oil' -- Crude oil, condensate and natural gas liquids.

'OPEC' -- The Organization of Petroleum Exporting Countries.

'Ordinary Shares' -- Ordinary fully paid shares in BP p.l.c. of 25c each.

'Pence' or 'p' -- One hundredth of a pound.

'Pound', 'sterling' or '(pound)' -- The pound sterling.

'Preference Shares' -- Cumulative First Preference Shares and Cumulative Second Preference Shares in BP p.l.c. of(pound)1 each.

'Subsidiary undertaking' -- An undertaking in which the BP Group holds a majority of the voting rights.

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

ITEM 2 -- OFFER STATISTICS AND EXPECTED TIMETABLE

       Not applicable.

ITEM 3 -- KEY INFORMATION

                         SELECTED FINANCIAL INFORMATION

Summary

     This information has been extracted or derived from the audited financial statements of the BP Group presented elsewhere herein or otherwise included with BP p.l.c.'s Annual Reports on Form 20-F for the relevant years which have been filed with the Securities and Exchange Commission, as reclassified to conform with the accounting presentation adopted in this annual report.

                                                               Years ended December 31,
                                                     -----------------------------------------------
                                                      2001      2000       1999      1998       1997
                                                     -----     -----      -----     -----      -----
                                                           ($ million except per share amounts)
UK GAAP
Income statement data
Turnover......................................     175,389   161,826    101,180    83,732    108,564
Less:joint ventures...........................       1,171    13,764     17,614    15,428     16,804
                                                    ------    ------     ------    ------     ------
Group turnover................................     174,218   148,062     83,566    68,304     91,760

Total replacement cost operating profit (a)...      16,135    17,756      8,894     6,521     10,683
Replacement cost profit before
    exceptional items (b).....................       9,880    11,214      5,330     3,959      6,622
Profit for the year...........................       8,010    11,870      5,008     3,220      5,673
Per ordinary share (c): (cents)
  Profit for the year:
  Basic.......................................       35.70     54.85      25.82     16.77      29.56
  Diluted.....................................       35.48     54.48      25.68     16.70      29.41
  Dividends (d)...............................       22.00     20.50      20.00     19.75      18.04
  Average number outstanding of 25 cents
    ordinary shares (shares million)..........      22,436    21,638     19,386    19,192     19,185
Balance sheet data
Total assets..................................     141,158   143,938     89,561    84,915     86,279
Net assets....................................      74,994    74,001     44,342    43,573     43,603
Share capital.................................       5,629     5,653      4,892     4,863      4,330
BP shareholders' interest.....................      74,367    73,416     43,281    42,501     42,503
Finance debt due after more than one year.....      12,327    14,772      9,644     9,641      8,853
Debt to borrowed and invested capital (e).....         14%       17%        18%       18%        17%
Other data
Per ordinary share: (cents)
  Replacement cost profit before
    exceptional items.........................      44.03     51.82      27.48     20.62      34.51
Net cash inflow from operating activities (f).     22,409    20,416     10,290     9,586     15,558
Net cash outflow from capital expenditure
  acquisitions and disposals..................     11,604     6,207      5,142     6,520     10,056


                                                               Years ended December 31,
                                                     -----------------------------------------------
                                                      2001      2000       1999      1998       1997
                                                     -----     -----      -----     -----      -----
                                                           ($ million except per share amounts)
US GAAP
Income statement data
Revenues......................................     174,218   148,062     83,566    68,304     91,760
Profit for the period.........................       4,164    10,183      4,596     2,826      5,686
Comprehensive income..........................       2,569     7,562      3,674     2,848      4,106
Profit per ordinary share (c)(g): (cents)
    Basic.....................................       18.55     47.05      23.70     14.72      29.62
    Diluted...................................       18.44     46.74      23.56     14.66      29.46
Profit per American Depositary
  Share (c)(g): (cents)
    Basic.....................................      111.30    282.30     142.20     88.32     177.72
    Diluted...................................      110.64    280.44     141.36     87.96     176.76
Balance sheet data
Total assets..................................     146,244   152,236     90,342    85,538     87,076
BP shareholders' interest.....................      62,322    65,554     37,838    37,334     37,504
Other data
Net cash used in investing activities.........      11,685     6,326      4,922     6,861     10,151
Net cash used in financing activities.........       5,853     7,852      3,332     2,161      3,449
----------

(a) Operating profit is a UK GAAP measure of trading performance. It excludes profits and losses on the sale of fixed assets and businesses or termination of operations and fundamental restructuring costs, interest expense and taxation.

     BP determines operating profit on a replacement cost basis, which eliminates the effect of inventory holding gains and losses. For the oil and gas industry, the price of crude oil can vary significantly from period to period; hence the value of crude oil (and products) also varies. As a consequence, the amount that would be charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation would include the effect of oil price fluctuations on oil and products inventories. BP therefore charges cost of sales with the average cost of supplies incurred during the period rather than the historical cost of supplies on a FIFO basis. For this purpose, inventories at the beginning and end of the period are valued at the average cost of supplies incurred during the period rather than at their historical cost. These valuations are made quarterly by each business unit, based on local oil and product price indices applicable to their specific inventory holdings, following a methodology that has been consistently applied by BP for many years. Operating profit on the replacement cost basis and a derivative measure, that is, profit adjusted for depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, and adjusted for special items (non-recurring charges and credits that are not classified as exceptional under UK GAAP), are used by BP management as the primary measures of business unit trading performance and BP management believes that these measures assist investors to assess BP's underlying trading performance from period to period.

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

(b) Replacement cost profit before exceptional items excludes profits and losses on the sale of fixed assets and businesses or termination of operations and fundamental restructuring costs, which are defined by UK GAAP. This measure and a derivative measure, that is, profit adjusted for depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, and adjusted for special items (non-recurring charges and credits that are not classified as exceptional under UK GAAP), are used by the BP board in setting targets for and monitoring performance within the Group. BP's management believes these indicators provide the most relevant and useful measures for investors because they most accurately reflect underlying trading performance.

(c) With effect from October 4, 1999 BP split (or subdivided) its ordinary share capital. As a result, the number of ordinary shares held at the close of business on Friday October 1, 1999, doubled, and holders of ADSs received a two-for-one stock split. Comparative figures for 1997 and 1998 have been changed accordingly.

(d) BP dividends per share represent historical dividends per share paid by The British Petroleum Company p.l.c., for 1997 and 1998.

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

(h)  The  Group  adopted  Financial   Reporting  Standard  No.  12  'Provisions,
     Contingent Liabilities and Contingent Assets' with effect from January 1, 1999. Comparative figures for 1997 and 1998 have been changed accordingly.

Exchange Rates

     The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for the pound in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York. This is expressed in dollars per (pound)1.

                                                    At period end  Average(a)  High   Low
                                                    -------------  -------     ----  ----
Year ended December 31,
1997............................................             1.63     1.64     1.70  1.58
1998............................................             1.66     1.66     1.72  1.61
1999 ...........................................             1.62     1.61     1.68  1.55
2000 ...........................................             1.50     1.51     1.65  1.40
2001............................................             1.45     1.44     1.50  1.37
Month of
September 2001..................................             1.47     1.46     1.47  1.44
October 2001....................................             1.45     1.45     1.48  1.42
November 2001...................................             1.43     1.44     1.47  1.41
December 2001...................................             1.45     1.44     1.46  1.42
January 2002....................................             1.41     1.43     1.45  1.41
February 2002...................................             1.41     1.42     1.43  1.41
March 2002 (through March 26)...................             1.43     1.42     1.43  1.41


----------

(a) The average of the Noon Buying Rates on the last day of each month during the calendar year or, in the case of monthly averages, the average of all days in the month.

(b)  The Noon Buying Rate on March 26, 2002 was $1.43 = (pound)1.

Dividends

     BP has paid dividends on its Ordinary Shares in each year since 1917. In 2000 and thereafter, dividends were, and are expected to continue to be, paid quarterly in March, June, September and December. Until their shares have been exchanged for BP ADSs, Amoco and ARCO shareholders do not have the right to receive dividends.

     At least until December 31, 2003, BP will announce dividends for Ordinary Shares in US dollars and state an equivalent pounds sterling dividend. Dividends on BP ordinary shares will be paid in pounds sterling and on BP ADSs in US dollars. Prior to the fourth quarterly dividend of 1998 The British Petroleum Company p.l.c. announced dividends in sterling. Foreign exchange rates may affect dividends paid. However, when setting the dividend the directors are mindful of dividend fluctuation in sterling terms.

     The following table shows dividends announced by the Company per ADS for each of the past five years, together with the 'refund' but before deduction of withholding taxes as described in Item 10 -- Additional Information -- Taxation. Refund means an amount equal to the tax credit available to individual shareholders resident in the UK in respect of such dividend, less a withholding tax equal to 15% (but limited to the amount of the tax credit) of the aggregate of such tax credit and such dividend. Dividends have been translated from pounds per ADS up to and including the third quarterly dividend for 1998, and from dollars per ADS for the fourth quarterly dividend of 1998 and thereafter, at an exchange rate in London on the business day last preceding the day when the directors announced their intention to pay the quarterly dividends for those years.

                                                              Quarterly
                                                  ---------------------------------
Dividends per American Depositary Share (a)(b)     First   Second    Third   Fourth    Total
                                                  ------   ------   ------   ------   ------


1997..........................   UK pence           19.7     20.6     20.7     21.5     82.5
                                 US cents           31.9     33.6     34.6     35.3    135.4
                                 Can. cents         44.1     46.4     48.6     50.5    189.6
1998..........................   UK pence           21.5     22.5     22.5     23.0     89.5
                                 US cents           36.0     36.5     37.5     33.4    143.4
                                 Can. cents         51.4     55.3     57.8     50.0    214.5
1999..........................   UK pence           20.5     20.8     20.2     20.8     82.3
                                 US cents           33.3     33.3     33.3     33.4    133.3
                                 Can. cents         48.7     50.1     48.6     48.5    195.9
2000..........................   UK pence           21.5     22.3     24.0     24.1     91.9
                                 US cents           33.3     33.3     35.0     35.0    136.6
                                 Can. cents         49.7     49.8     53.6     53.2    206.3
2001..........................   UK pence           24.4     26.1     25.4     27.0    102.9
                                 US cents           35.0     36.7     36.7     38.3    146.7
                                 Can. cents         53.7     56.0     58.5     61.0    229.2

----------

(a) With effect from June 6, 1997 the Company split existing ADSs on a two-for-one basis so that an ADS is now equivalent to six BP ordinary shares.

(b) With effect from October 4, 1999 BP split (or subdivided) its ordinary share capital. As a result, the number of BP ordinary shares held at the close of business on Friday October 1, 1999, doubled, and holders of ADSs received a two-for-one stock split. Comparative figures for 1997 and 1998 have been changed accordingly.

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

     A dividend reinvestment plan is, however, available for holders of ADSs through JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company).

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

     Natural gas prices are subject to regional supply and demand. Prices can fluctuate significantly.

     Refining profitability can be volatile with both oversupply and periodic supply tightness in various regional markets.

     The marketing of petroleum and related products, especially to retail customers, can be affected by intense competition.

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

                           FORWARD LOOKING STATEMENTS

     In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'may', 'should', 'is likely to', 'intends', 'believes' or similar expressions. In particular, among other statements, (i) certain statements in Item 4 -- Information on the Company and
Item 5 -- Operating and Financial Review and Prospects with regard to management aims and objectives, planned expansion, investment or other projects, expected or targeted production volume, capacity or rate, the date or period in which production is scheduled or expected to come on stream or a project or action is scheduled or expected to be completed, (ii) the statements in Item 4 -- Information on the Company -- Strategy and Financial Targets with respect to the Group's ratio of net debt to net debt plus equity, dividend policy, the manner in which we use cash surpluses, the target to reduce the cost structure of the Group, hydrocarbon production growth, targeted performance improvements and effect on pre-tax results, and levels of annual investment, and (iii) the statements in Item 5 -- Operating and Financial Review and Prospects including the statements under 'Outlook' with regard to trends in the trading environment, oil and gas prices, refining, marketing and chemicals margins, inventory and product inventory levels, supply capacity, profitability, results of operation, liquidity or financial position are all forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors; natural disasters and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this report. In addition to factors set forth elsewhere in this report, the factors set forth above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

                    STATEMENTS REGARDING COMPETITIVE POSITION

     Statements made in Item 4 -- Information on the Company, referring to BP's competitive position are based on the Company's belief, and in some cases rely on a range of sources, including investment analysts' reports, independent market studies and BP's internal assessments of market share based on publicly available information about the financial results and performance of market participants.

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

     BP was created on December 31, 1998 by the merger of Amoco Corporation of the USA and The British Petroleum Company p.l.c. of the UK. Following this merger, Amoco Corporation became a wholly owned subsidiary of The British Petroleum Company p.l.c. and was renamed BP Amoco Corporation, and The British Petroleum Company p.l.c. was renamed BP Amoco p.l.c. Amoco Corporation was incorporated in Indiana, USA, in 1889 and The British Petroleum Company p.l.c. was incorporated in England in 1909. On April 14, 2000 we acquired the Atlantic Richfield Company (ARCO) and on July 7, 2000, we completed our successful tender offer for Burmah Castrol plc of England. To signify the single entity that has successfully been created through these combinations, the name of the company was changed to BP p.l.c. with effect from May 1, 2001.

     BP is one of the world's leading oil companies on the basis of market capitalization and proved reserves. Our worldwide headquarters is located in London, UK. Our registered address is:

                                    BP p.l.c.
                                 Britannic House
                                1 Finsbury Circus
                                 London EC2M 7BA
                                 United Kingdom

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

     We have well established operations in Europe, the USA, Canada, South America, Australasia and parts of Africa. More than 70% of the Group's capital is invested in Organization for Economic Cooperation and Development (OECD) countries with just under one half of our fixed assets located in the USA, and just under one third located in the UK and the Rest of Europe.

     We believe that BP has a strong portfolio of assets in each of its four main businesses:

     -- In Exploration and Production we have substantial upstream interests in the USA, with onshore natural gas production, oil and natural gas production in the Gulf of Mexico and oil production in Alaska; the UK where we are the largest producer of both oil and natural gas; Norway, Canada, South America, Africa, the Middle East and Asia. We also have significant midstream activities in support of these interests.

     -- In Gas and Power, which has been reported as a separate business since January 1, 2000, we have established and growing marketing and trading businesses in North America (USA and Canada), the UK and Europe. Our marketing and trading activities include natural gas, LNG, NGL and power. Our international gas monetization activities are focused on growing gas markets including the USA, Canada, Spain and many of the emerging markets of the Asia Pacific region, notably China. We are involved in power projects in the USA, UK and Spain. Effective January 1, 2001, BP's North American NGL business was transferred from Refining and Marketing to Gas and Power. On January 1, 2002, the solar, renewables and alternative fuels activities were transferred to the Gas and Power business from Other Businesses and Corporate.

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

     -- In Chemicals we have a strong manufacturing and marketing base in the USA and Europe, and are aiming to grow in the Asia Pacific region where we already have interests in a number of production facilities. We have a strong position in the technology and production of olefins and derivative products (polyethylene, acetic acid and acrylonitrile), a leading position in aromatics and derivative products (purified terephthalic acid, paraxylene and metaxylene) and have strengthened our polymers market position during 2001 through our deal with Solvay.

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

     BP acquired Burmah Castrol of the UK on July 7, 2000 for $4.8 billion through a cash offer to shareholders of (pound)16.75 per share. The public share price on the date of announcement, March 10, 2000, was (pound)9.65. Burmah Castrol is a global marketer of specialized lubricant and chemical products and services. Burmah Castrol had operations in over 50 countries and employed some 18,000 people.

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

     On September 15, 2000 we acquired through ARCO the common stock of Vastar held by minority shareholders at a price of $83 per share for a total consideration of $1.6 billion. The public share price on the date of announcement, March 16, 2000, was $71 7/16. Vastar became a wholly owned subsidiary of the Company.

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

     Following completion of the merger between BP and Amoco on December 31, 1998 and in the context of low oil prices at the time, BP undertook a strategic and portfolio review in early 1999. This was completed in the Spring of 1999 and resulted, among other things, in the development of an asset divestment programme. The guiding principle of the strategic and portfolio review was to concentrate the combined Group's operations on areas of competitive strength and, in the upstream portfolio, to dispose of assets which would not be robustly economic on the basis of conservative assumptions about future oil and natural gas prices. Divestitures under this programme continued in 2000, and the programme was completed in 2001.

Strategy and Financial Targets

     In Exploration and Production our goal is to have significant shares of the larger oil and natural gas fields where our supply costs can be fully competitive with all other producers. The Gas and Power business is specifically designed to extend our interests as the mix of world energy consumption shifts in favour of natural gas. In Refining and Marketing we intend to invest in geographic markets which are growing and in convenience retailing, while focusing our refining on advantaged areas. In Chemicals we focus on excellence in manufacturing and close links to both the supply of resources and actual and potential demand growth.

     As part of this strategy we developed a financial framework to maintain a ratio of net debt to net debt plus equity, after adjusting equity for the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, of around 20-30% and a dividend policy with the aim of returning to shareholders around 50% of our replacement cost profit before exceptional items and after adjusting for special items and acquisition amortization, adjusted to mid-cycle operating conditions. Special items are non-recurring charges and credits that are not classified as exceptional items under UK GAAP. Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions. Mid-cycle operating conditions reflect not only adjustments to hydrocarbon prices and margins, but also costs and capacity utilization, to levels which we would expect on average over the long term. If circumstances give us a larger surplus of cash than is required to fund our capital programme and meet operational needs, the surplus may be used to pay down debt to a level at the lower end of our gearing range and/or be returned to shareholders.

     In January 2002 BP adopted a new UK Financial Reporting Standard No. 19 'Deferred Tax' (FRS 19). This standard requires deferred tax to be accounted for on a full rather than a partial provision basis. Prior years will be restated. The new standard will increase the effective tax rate and reduce profit and shareholders' interest. For example, if this new standard had been applied to the reported results for 2001, the tax charge for the year would have increased by $1,358 million to $6,375 million, and at December 31, 2001 there would have been a reduction of $9,050 million in shareholders' interest. It will have no effect on cash flow. In order to maintain the substance of the existing financial framework, we are restating BP's target band of net debt to net debt plus equity, after adjusting equity for the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, from around 20-30% to around 25-35% and our target dividend payout ratio from around 50% to around 60% of our replacement cost profit before exceptional items and after adjusting for special items and acquisition amortization, adjusted to mid-cycle operating conditions.

     Following completion of the ARCO and Burmah Castrol acquisitions in 2000 we announced our 2001 targets which reflected the enlarged Group. Our cost reduction target was to reduce the combined cost structure of the enlarged Group by $5.8 billion by the end of 2001. Cost reductions also included the effect of disposals on cash costs and lower exploration write-offs. Certain cash costs in 2000 and 2001 were adjusted to reflect cost levels which we would expect on average over the long term. Total cost reductions achieved by the end of 2001 were $6.1 billion.

     In February 2001, we announced further specific targets for 2001. We targeted underlying performance improvements, which include cost savings and volume growth, aiming to increase pre-tax results under mid-cycle operating conditions, adjusted for acquisition amortization and special items, by $2.0 billion in 2001; growth in hydrocarbon production of 5.5%; and annual investment, excluding acquisitions, in the $12-13 billion range. This level of expenditure was intended to permit growth investment in Exploration and Production to enable the business to achieve targeted production growth of 5.5% each year in the medium term. This amount of investment is consistent with historic levels for the enlarged Group.

     We achieved underlying performance improvements of $2.0 billion and production growth of 5.5% in 2001. Investment, excluding acquisitions, in 2001 was $13.2 billion and total investment was $14.1 billion.

     We achieved the original 1999-2001 target of $10 billion proceeds from disposals by end-2001. This excluded the FTC-mandated divestment of ARCO's Alaskan interests and certain other assets.

     In February 2002, we confirmed that our targets going forward remain unchanged. Specifically, we aim to achieve pre-tax underlying performance improvements, under mid-cycle operating conditions, of $1.4 billion through cost savings and volume growth in 2002 and annual hydrocarbon production growth of 5.5% in the medium term. We continue to plan for annual investment, excluding acquisitions, in the $12-13 billion range.

     The targets disclosed above for 2002 and beyond are forward looking statements and as such are subject to numerous risks and uncertainties which may cause actual results to differ as described under Item 3 -- Risk Factors and
Item 3 -- Forward Looking Statements.

Financial and Operating Information

     The following table summarizes the Group's turnover, results and capital expenditure for the last five years and total assets at the end of each of those years.


                                                           Years ended December 31,
                                               -----------------------------------------------
                                                2001      2000       1999      1998       1997
                                               -----     -----      -----     -----      -----
                                                             ($ million)

Turnover...............................      175,389   161,826    101,180    83,732    108,564
Less: joint ventures...................        1,171    13,764     17,614    15,428     16,804
                                             -------   -------    -------   -------    -------
Group turnover (sales to third parties)      174,218   148,062     83,566    68,304     91,760
Total replacement cost operating profit       16,135    17,756      8,894     6,521     10,683
Profit for the year*...................        8,010    11,870      5,008     3,220      5,673
Capital expenditure and acquisitions...       14,124    47,613(a)   7,345(b) 10,362     11,420
Total assets...........................      141,158   143,938     89,561    84,915     86,279

--------
* After minority shareholders' interest

(a) Capital expenditure and acquisitions for 2000 includes $27,506 million for the acquisition of ARCO and $8,936 million for acquisitions for cash, the details of which can be found in Item 5 -- Operating and Financial Review and Prospects -- Group Results.

(b) Capital expenditure and acquisitions in 1999 reflected reduced investment following the merger of BP and Amoco.

     All capital expenditure and acquisitions have been financed from cash flow from operations, disposal proceeds and external financing.

       Information for 2001, 2000 and 1999 concerning the profits and assets attributable to the businesses and to the geographical areas in which the Group operates is set forth in Item 18 -- Financial Statements -- Note 44.

       The following table shows our production for the last five years and the estimated proved oil and natural gas reserves at the end of each of those years.

                                                           Years ended December 31,
                                               -----------------------------------------------
                                                2001      2000       1999      1998       1997
                                               -----     -----      -----     -----      -----
Total crude oil production
 (thousand barrels per day) (a)..........      1,931     1,928      2,061     2,049      1,930
Total natural gas production (million
 cubic feet per day) (a).................      8,632     7,609      6,067     5,808      5,858
Total estimated net proved crude oil
 reserves (million barrels) (b)..........      7,217     6,508      6,535     7,304      7,612
Total estimated net proved natural gas
 reserves (billion cubic feet) (b).......     42,959    41,100     33,802    31,001     30,374

----------

(a)  Includes BP's share of equity-accounted entities.

(b) Net proved reserves of crude oil and natural gas exclude production royalties due to others and reserves of equity-accounted entities.

     During 2001, 2,164 million barrels of oil and natural gas, on an oil equivalent* basis (mmboe), were added to BP's proved reserves (excluding purchases, sales and equity-accounted entities), replacing 191% of the volume produced. After allowing for production, which amounted to 1,133 mmboe, BP's proved reserves increased to 14,624 mmboe. These proved reserves are mainly located in the USA (42%), Trinidad and Tobago (16%) and the UK (14%).

----------
* Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Recent developments

     With effect from February 1, 2002, BP acquired a majority stake in Veba Oil from E.ON. Veba Oil owns Aral, Germany's biggest fuels retailer. BP paid E.ON $1.63 billion in cash and assumed some $0.85 billion of debt in return for 51% and operational control of Veba Oil. Additionally, E.ON can require BP to buy the remaining 49% of Veba Oil for $2.40 billion in cash from April 1, 2002 under the terms of an agreement between the two companies announced in July 2001.

     That agreement envisaged part of the payment for Veba Oil being met by the sale to E.ON of BP's wholly-owned subsidiary, Gelsenberg, which holds a 25.5% stake in Germany's largest natural gas distributor, Ruhrgas. Although that sale was prohibited by Germany's Federal Cartel Office, the decision is being appealed to the German Economics Ministry, which is expected to rule in mid-2002. If the German Economics Ministry were to approve the Ruhrgas transaction, BP would sell its Ruhrgas stake to E.ON for an agreed $2.10 billion.

     As a condition of regulatory approval of the deal BP is required to dispose of 4% of the combined 26.5% retail market share of BP and Aral in Germany, 45% of its stake in the Bayernoil refinery, two of its three shareholdings in the ARG ethylene pipeline, and to make it possible for a new entrant to supply aviation fuel on competitive terms at Frankfurt airport.

     Separately BP and E.ON announced that they had agreed, subject to various regulatory and other consents, to sell Veba's oil and natural gas exploration and production business to Petro-Canada for $2.00 billion. From this sale BP would receive $1.65 billion and E.ON the balance.

                              SEGMENTAL INFORMATION

     The following tables show turnover and replacement cost profit by business and by geographical area, for the years ended December 31, 2001, 2000, and 1999.

                                                                      Years ended December 31,
                                  -------------------------------------------------------------------------------------------
Turnover (a)                                     2001                           2000 (b)                       1999 (b)
                                  -----------------------------   -----------------------------  ----------------------------

                                                Sales  Sales to                Sales  Sales to                Sales  Sales to
                                   Total      between     third   Total      between     third   Total      between     third
                                   sales   businesses   parties   sales   businesses   parties   sales   businesses   parties
                                   -----   ----------  --------   -----   ----------  --------   -----   ----------  --------
                                                                          ($ million)
By business
Exploration and Production......  28,229       19,660     8,569  30,942       16,787    14,155  19,133       10,063     9,070
Gas and Power...................  39,208        2,954    36,254  21,013          346    20,667   8,073          444     7,629
Refining and Marketing.......... 120,233        2,903   117,330 107,883        5,923   101,960  60,143        2,524    57,619
Chemicals.......................  11,515          233    11,282  11,247          216    11,031   9,392          342     9,050
Other businesses and corporate..     783           --       783     249           --       249     198           --       198
                                  ------       ------    ------  ------       ------    ------  ------       ------    ------
Group turnover.................. 199,968       25,750   174,218 171,334       23,272   148,062  96,939       13,373    83,566
                                 =======      =======           =======      =======           =======      =======
Share of joint venture sales....                          1,171                         13,764                         17,614
                                                         ------                         ------                         ------
                                                        175,389                        161,826                        101,180
                                                        =======                        =======                        =======

                                                Sales  Sales to                Sales  Sales to                Sales  Sales to
                                   Total      between     third   Total      between     third   Total      between     third
                                   sales        areas   parties   sales        areas   parties   sales        areas   parties
                                   -----   ----------  --------   -----   ----------  --------   -----   ----------  --------
                                                                          ($ million)
By geographical area
UK (c).......................     47,618       13,467    34,151  45,400       10,970    34,430  30,223        4,406    25,817
Rest of Europe...............     36,701        7,603    29,098  20,553        1,911    18,642   5,973          641     5,332
USA..........................     84,696          939    83,757  71,084          829    70,255  38,786        1,381    37,405
Rest of World................     33,911        6,699    27,212  31,014        6,279    24,735  19,465        4,453    15,012
                                  ------       ------    ------  ------       ------    ------  ------       ------    ------
                                 202,926       28,708   174,218 168,051       19,989   148,062  94,447       10,881    83,566
                                 =======      =======   ======= =======      =======   ======= =======      =======    ======
Share of joint venture sales
UK...........................                                13                          3,314                          3,988
Rest of Europe...............                                30                         12,316                         16,114
USA..........................                               318                            270                            155
Rest of World................                               810                            686                            342
                                                         ------                         ------                         ------
                                                          1,171                         16,586                         20,599
Sales between areas                                          --                          2,822                          2,985
                                                         ------                         ------                         ------
                                                          1,171                         13,764                         17,614
                                                        =======                        =======                        =======

------------

(a) Turnover to third parties is stated by origin which is not materially different from turnover by destination. Transfers between Group companies are made at market prices taking into account the volumes involved.

(b) 1999 and 2000 have been restated to reflect the transfer of the NGL business in North America from Refining and Marketing to Gas and Power.

(c) UK area includes the UK-based international activities of Refining and Marketing.

                                            Group                                       Total                 Replacement
                                      replacement                                 replacement                 cost profit
                                             cost                                        cost                      before
                                        operating           Joint       Associated  operating  Exceptional       interest
Analysis of replacement cost profit        profit(a)     ventures     undertakings     profit(a)     items(b)     and tax
                                      -----------        --------     ------------ ----------  -----------     ----------
                                                                       ($ million)
Year ended December 31, 2001
By business
Exploration and Production..........       11,858            373               186     12,417          195         12,612
Gas and Power.......................          337             --               184        521           (1)           520
Refining and Marketing..............        3,347             83               195      3,625          471          4,096
Chemicals...........................           21            (13)              120        128         (297)          (169)
Other businesses and corporate......         (631)            --                75       (556)         167           (389)
                                           ------         ------            ------     ------       ------         ------
                                           14,932            443               760     16,135          535         16,670
                                           ======         ======            ======     ======       ======         ======
By geographical area
UK (c)..............................        2,657             (3)               14      2,668         (319)         2,349
Rest of Europe......................        1,579             (1)              236      1,814           33          1,847
USA.................................        6,740             76               233      7,049          289          7,338
Rest of World.......................        3,956            371               277      4,604          532          5,136
                                           ------         ------            ------     ------       ------         ------
                                           14,932            443               760     16,135          535         16,670
                                           ======         ======            ======     ======       ======         ======
Year ended December 31, 2000 (d)
By business
Exploration and Production..........       13,399            384               229     14,012          119         14,131
Gas and Power.......................          409             --               162        571            1            572
Refining and Marketing..............        2,924            433               166      3,523           98          3,621
Chemicals...........................          576             (9)              193        760         (212)           548
Other businesses and corporate......       (1,152)            --                42     (1,110)         214           (896)
                                           ------         ------            ------     ------       ------         ------
                                           16,156            808               792     17,756          220         17,976
                                           ======         ======            ======     ======       ======         ======
By geographical area
UK (c)..............................        3,629            106                38      3,773           12          3,785
Rest of Europe......................        1,488            264               261      2,013          (19)         1,994
USA.................................        7,006             44               246      7,296          459          7,755
Rest of World.......................        4,033            394               247      4,674         (232)         4,442
                                           ------         ------            ------     ------       ------         ------
                                           16,156            808               792     17,756          220         17,976
                                           ======         ======            ======     ======       ======         ======
Year ended December 31, 1999 (d)
By business
Exploration and Production..........        6,686            175               122      6,983       (1,111)         5,872
Gas and Power.......................          258             --               179        437           (1)           436
Refining and Marketing..............        1,111            380               123      1,614         (319)         1,295
Chemicals...........................          561             --               125        686         (257)           429
Other businesses and corporate......         (880)            --                54       (826)        (592)        (1,418)
                                           ------         ------            ------     ------       ------         ------
                                            7,736            555               603      8,894       (2,280)         6,614
                                           ======         ======            ======     ======       ======         ======
By geographical area
UK (c)..............................        2,063             (1)               49      2,111         (237)         1,874
Rest of Europe......................          548            381               238      1,167         (258)           909
USA.................................        2,803             13               185      3,001         (983)         2,018
Rest of World.......................        2,322            162               131      2,615         (802)         1,813
                                           ------         ------            ------     ------       ------         ------
                                            7,736            555               603      8,894       (2,280)         6,614
                                           ======         ======            ======     ======       ======         ======

------------

(a) Replacement cost operating profit is before inventory holding gains and losses and interest expense, which is attributable to the corporate function. Transfers between Group companies are made at market prices taking into account the volumes involved.

(b) Exceptional items comprise profit or loss on the sale of fixed assets and businesses or termination of operations and in addition for 1999 include fundamental restructuring costs.

(c) UK area includes the UK-based international activities of Refining and Marketing.

(d) 1999 and 2000 have been restated to reflect the transfer of the NGL business in North America from Refining and Marketing to Gas and Power.

                           EXPLORATION AND PRODUCTION

     The activities of our Exploration and Production business include oil, natural gas exploration and field development and production - the upstream activities - as well as the management of crude oil and natural gas pipelines, processing and export terminals and liquefied natural gas (LNG) processing facilities - the midstream activities. We have Exploration and Production interests in 28 countries. Areas of activity include the USA, UK, Norway, Canada, South America, Africa, the Middle East, and Asia. Production during 2001 came from 23 countries. Our most significant midstream activities are in three major pipelines - the Trans Alaska Pipeline System (BP 46.9%), the Forties Pipeline System (BP 100%) and the Central Area Transmission System pipeline (BP 29.5%) both in the UK sector of the North Sea - and three major LNG plants - the Atlantic LNG plant in Trinidad (BP 34%), in Indonesia through the joint venture operating company Virginia Indonesia Co. (VICO) (BP 50%) and in Australia through our share of LNG from the North West Shelf natural gas development (BP 16.7%).

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                2001      2000       1999
                                                               -----     -----      -----
                                                                        ($ million)

Turnover (a).............................................     28,229    30,942     19,133
Total replacement cost operating profit..................     12,417    14,012      6,983
Total assets.............................................     69,572    65,904     44,967
Capital expenditure and acquisitions.....................      8,861     6,383      4,194
                                                                      ($ per barrel)
Average BP oil realizations..............................      22.50     26.63      16.74
Average West Texas Intermediate oil price................      25.89     30.38      19.33
Average Brent oil price..................................      24.44     28.44      17.94
                                                               ($ per thousand cubic feet)
Average BP natural gas realizations......................       3.30      2.91       1.92
Average BP US natural gas realizations...................       3.99      3.72       2.06
Average Henry Hub gas price (b)..........................       4.26      3.90       2.27

----------

(a) Excludes BP's share of joint venture turnover of $666 million in 2001, $585 million in 2000, and $497 million in 1999.

(b)  Henry Hub First of Month Index.

Strategy and Overview

     Our strategy remains unchanged, targeting profitable production growth of 5.5% per year, underpinned by the following strategic elements: to have a leading position in high quality basins around the world; to be a low-cost supplier of oil, competitive with OPEC producers; and to supply low-cost gas to markets. Evidence of 2001 delivery included capturing the remaining $500 million of $3.1 billion of synergy cost savings from the merger of BP and Amoco and the acquisition of ARCO, and achieving our production growth target of 5.5%. In the future, we intend that our strategy will continue to be underpinned by three key areas of focus: sustaining and maximizing the value of our base portfolio, exploring for and developing resources in existing and emerging basins, and upgrading the quality of our portfolio.

     The first element underpinning our Exploration and Production strategy is to maximize the value of our base portfolio by optimising production volumes and driving efficiencies. We seek opportunities that are sustainable in the context of fluctuating oil and natural gas prices.

     We optimise  production  volumes  through  decline  management and enhanced
recovery   technologies  to  mitigate  volume  decline  and  increase   ultimate
recoveries in mature fields. For example, during 2001:

     -- We made extensive use of time-lapse 3-D seismic technology to transform our in-field drilling programme. 21 operated fields are now covered worldwide. In the North Sea, our increased reservoir understanding led to additional production of 15 mboe/d compared to 2000 and should enable access to additional reserves in the region.

     -- We continued to advance the technology associated with multi-lateral wells and achieved an industry first on the Harding field with the installation of sand control screens in such a well.

     -- We successfully used the world's first commercial expandable liner hanger in a producing well in the US Lower 48 States. This technology should reduce drilling times and potentially reduce safety risks on deep wells.

     --   We advanced the use of cost  efficient  Coil Tubing  Drilling to drill
          multi-lateral   wells,   creating  more   economical   access  to  the
          development of Alaska's viscous oil.

     -- We developed a technique in the North Sea that helps to identify bottlenecks or constraints throughout the production system. During 2001 we began deploying this technique throughout our upstream
          business.   For  example,  in  Azerbaijan  we  increased  operating
          efficiency by 2%.

     Since 1998, our unit production costs (often referred to as unit lifting costs) have decreased by 16%. We have driven operating efficiencies by:

     --   Leveraging   the  economies  of  scale   achieved   through   business
          combinations and acquisitions.

     -- Benchmarking, internally and externally, and sharing best practices across the business units.

     --   Working with key suppliers, contractors and partners.

     The second element underpinning our strategy is to explore for and develop resources in emerging basins, as well as in existing basins on a selective basis, to provide growth for the future. We do this through focused large projects and selective development of smaller satellite projects to take advantage of existing infrastructure.

     -- We are the largest leaseholder in the Gulf of Mexico and have interests in nine of the ten largest Gulf of Mexico developments (BP operates six). Our deepwater position in conjunction with integrated development programmes should allow delivery of both near-term and long-term production growth. In 2001, we announced the discovery at Blind Faith (BP 77.5% and operator) and saw the start up of the BP operated Nile Field (in addition to the non-BP operated Mica and Crosby Fields). We also approved investment capital for three of the four newest BP operated major field developments and began fabrication activities. In 2002 we expect to begin production from King, King's Peak, Princess (Phase I) and Horn Mountain fields. During 2003 to 2006, we expect to begin production at our NaKika, Princess (Phase
          II), Thunder Horse (formerly known as Crazy Horse), Holstein, Mad Dog and Atlantis fields. Production from these fields should contribute substantially to our growth.

     -- In Angola, we were involved in four new oil discoveries as well as the Girassol project which went into production in December 2001. We also sanctioned the Kizomba A and Jasmim developments.

     -- In Trinidad, we approved construction of the world's largest methanol plant and commenced expansion of the existing LNG plant by an additional two trains. Trains are facilities for compressing, liquefying, storing and offloading natural gas. BP will supply 50% of the natural gas for the second train and 75% for the third train, which we expect to come onstream in 2002 and 2003 respectively.

     -- In Vietnam, we announced the construction of the $1.3-billion Nam Con Son offshore natural gas project. The project is expected to develop significant offshore natural gas for use by three generating plants to provide electricity to Vietnam.

     The third element underpinning our strategy is to upgrade the quality of our asset portfolio by focusing investments in core areas (where we have either critical mass and/or significant competitive position), selectively investing in growth, and disposing of non-strategic assets. We have a rigorous process for evaluating the economic merit and strategic fit of investment opportunities. For example, prior to sanctioning, we test new projects in an effort to ensure that they achieve a return in excess of the cost of capital at bottom of cycle prices (that is $11 Brent).

     In support of continued growth, 2001 capital expenditure, at $8.9 billion (including $0.3 billion of acquisitions), was $2.5 billion higher than in 2000 ($6.4 billion).

      Examples of our investment and divestment activity include:

     -- In June 2001, we entered into an agreement to dispose of our 9.5% stake in the Kashagan discovery in Kazakhstan, after determining that it did not enhance our competitive position.

     -- We acquired a further 9.7% stake in the Tangguh LNG project in Indonesia. This acquisition increased our share of Tangguh to about 50%. Tangguh is expected to be a long-term competitive supply source helping to meet rising demand in the region.

     -- In December 2001, we announced that the assets of Chernogorneft had been returned to Sidanco (BP 11.2%). This completes the restructuring of Sidanco with its debt substantially repaid and non-core assets disposed of.

     -- In January 2002, we acquired Statoil's interest in the Nam Con Son gas project. This acquisition increased our interest in Block 06.1 from 26.6% to 35%. Our interest in Block 05.2 increased from 35% to 100%.

Upstream Activities

Exploration

     The Group explores for oil and natural gas under a wide range of licensing, joint venture and other contractual agreements. We may do this alone or, more frequently, with partners. BP acts as operator for many of these ventures.

     Our exploration and appraisal costs in 2001 were $1,102 million compared to $1,295 million in 2000. About 65% of 2001 exploration and appraisal capital was directed towards appraisal activity as we delineated the significant discoveries made during 1999 and 2000. In 2001, we participated in 120 gross (48.4 net) exploration and appraisal wells in 21 countries. The principal areas of activity were Angola, Australia, Canada, Egypt, Norway, Trinidad, UK and the USA.

     In 2001, we obtained upstream rights in several new tracts which are expected to provide a foundation for continued exploration success. These include the following:

     -- In Egypt, we acquired a 16.67% interest in the West Med Block in the Nile delta. We also increased our working interest in the Nile Delta North Alex concession from 50% to 60%.

     -- In the US Central Gulf of Mexico Lease Sale 178, we achieved a 74% success rate. We were successful in obtaining 6 new deepwater blocks including the primary block in a highly competitive prospect. Four of these deepwater blocks were near existing discoveries. We also achieved an 88% success rate in the Gulf of Mexico Shelf 178 licensing round. In addition, we submitted and won bids for two blocks on the Shelf in the Western Gulf of Mexico 180 Lease Sale.

     -- In the UK, we were awarded operatorship and 66.67% working interest in North Sea Block 204/18, the only block on which we bid in the UKCS 19th Licensing Round.

     In 2001, we were involved in discoveries in Angola, Argentina, Australia, Egypt, Pakistan, Trinidad, and the USA. In most cases, reserve bookings from these fields will depend on the results of ongoing technical and commercial evaluations, including appraisal drilling. Our 2001 discoveries included the following:

     -- In the deepwater US Gulf of Mexico we announced a new discovery at Blind Faith (BP 77.5%), which is approximately 20 miles northeast of the Thunder Horse development, discovered in 1999.

     -- Also in the deepwater US Gulf of Mexico, we announced the Aspen discovery (BP 80% and operator). In early 2002, we announced that Aspen would be 'fast tracked' to production and we reduced our interest to 40%.

     -- In Trinidad, we made another significant natural gas discovery in the Cashima well (BP 100%).

     -- In Angola, we were involved in three new oil discoveries: Violeta in Block 17 (BP 16.7%), and Mavacola and Vicango in Block 15 (BP 26.7%).

     -- In Australia, we participated in the Io natural gas discovery on the Northwest Shelf (BP 13%).

     -- In Egypt's Nile Delta we made two natural gas discoveries, Fayoum (BP 60% and operator) and Libra (BP 60% and operator).

     -- In Argentina, our joint venture, Pan American Energy (BP 60%), established Tres Picos as a major natural gas discovery (BP 60%).

Reserves and Production

     We annually review our total reserves of crude oil, condensate, natural gas liquids and natural gas to take account of production, field reassessments, the application of improved recovery techniques, the addition of new reserves from discoveries and economic factors. We also conduct selective periodic reserve reviews for individual fields.

     Details of our net proved reserves of crude oil, condensate, natural gas liquids and natural gas at December 31, 2001, 2000, and 1999 and reserves changes for each of the three years then ended are set out in the Supplementary Oil and Gas Information section in Item 18 -- Financial Statements.

     Total hydrocarbon proved reserves, on an oil equivalent basis and excluding equity-accounted entities, comprised 14,624 million barrels of oil equivalent (mmboe) at December 31, 2001, an increase of 8% versus December 31, 2000. Natural gas represents about 51% of these reserves. Reserve replacement through extensions, discoveries, revisions and improved recovery exceeded production for the eighth consecutive year with a ratio of 191%.

     In 2001, total additions to the Group's proved reserves (excluding purchases and sales and equity-accounted entities) amounted to 2,164 mmboe, mostly through extensions to existing fields and discoveries of new fields. The principal reserve additions were in Algeria, Angola, Azerbaijan, US Gulf of Mexico, UK and Trinidad, following development approval of the rest of the In Salah project, together with Kizomba A, Azeri-Chirag-Gunashli Phase 1, Thunder Horse and Clair fields and the sanctioning of the Atlas Methanol plant.

     Our total hydrocarbon production (including equity-accounted entities) during 2001 averaged 3,419 thousand barrels of oil equivalent per day (mboe/d), an increase of 179 mboe/d, or 5.5% compared with 2000, as production declines in mature fields were more than offset by production start-ups and build-ups to full production. About 40% of our production was in the USA and 23% in the UK.

     The following tables show BP's production by major field for the three years 1999 to 2001, and BP's aggregate estimated net proved reserves as at December 31, 2001:

Crude oil (a)

                                                                               Net production
                                                                            --------------------
Production                        Field or Area         Interest             2001   2000    1999
                                  -------------         --------            -----  -----   -----
                                                              (%)        (thousand barrels per day)
Alaska (b)                        Prudhoe Bay*              26.3              123    146     202
                                  Kuparuk                   39.2               76     81      90
                                  Milne Point*             100.0               45     40      42
                                  Endicott*                 67.9               19     21      25
                                  Point McIntyre            32.2               10     16      25
                                  Other                  Various               15     10      21
                                                                           ------ ------  ------
Total Alaska                                                                  288    314     405
                                                                           ------ ------  ------
Lower 48 States onshore           Altura(b)              Various               --     36     127
                                  Other                  Various              213    182     133
                                                                           ------ ------  ------
Total Lower 48 States onshore                                                 213    218     260
                                                                           ------ ------  ------
Gulf of Mexico (b)                Mars                      28.5               42     38      36
                                  Troika                    33.3               25     28      30
                                  Pompano*                  75.0               21     26      29
                                  Other                  Various              155    105      44
                                                                           ------ ------  ------
Total Gulf of Mexico                                                          243    197     139
                                                                           ------ ------  ------
Total USA                                                                     744    729     804
                                                                           ------ ------  ------

UK offshore (b)                   ETAP+                  Various               80     85      80
                                  Foinaven*                 72.0               60     64      56
                                  Forties*                  96.1               51     53      66
                                  Harding*                  70.0               42     57      58
                                  Schiehallion/Loyal*    Various               40     44      36
                                  Magnus*                   85.0               37     47      48
                                  Andrew*                   62.8               25     33      43
                                  Miller*                   40.0               15     22      30
                                  Other                  Various               99     89     123
                                                                           ------ ------  ------
Total UK offshore                                                             449    494     540
Onshore                           Wytch Farm*               50.5               36     40      40
                                                                           ------ ------  ------
Total UK                                                                      485    534     580
                                                                           ------ ------  ------
Norway                            Draugen                   18.4               40     38      37
                                  Valhall*                  28.1               22     23      27
                                  Ula*                      80.0               18     16      20
                                  Gyda*                     56.0               12     12      14
Netherlands and other Norway      Various                Various                8      1       2
                                                                           ------ ------  ------
Total Rest of Europe                                                          100     90     100
                                                                           ------ ------  ------

----------
*    BP operated.
+    BP operates the majority of the fields in this area.

                                                                               Net production
                                                                            --------------------
Production                        Field or Area          Interest            2001   2000    1999
                                  -------------          --------           -----  -----   -----
                                                               (%)       (thousand barrels per day)
Australia                         Various                    16.7              40     37      23
Azerbaijan                        Azeri-Chirag-Gunashli*     34.1              35     30      32
Canada (b)                        Various                 Various              18     19      56
Colombia                          Cusiana/Cupiagua*          19.0              48     52      66
Egypt                             October                    30.4              22     30      35
                                  Other                   Various              69     78      95
Trinidad                          Various                   100.0              48     47      49
Venezuela                         Various                 Various              54     46      30
Other (b)                         Various                 Various              60     51      21
                                                                           ------ ------  ------
Total Rest of World                                                           394    390     407
                                                                           ------ ------  ------
Total Group                                                                 1,723  1,743   1,891
                                                                           ====== ======  ======

Equity-accounted entities
Abu Dhabi (d)                     Various                 Various             126    127     113
Argentina                         Various                 Various              50     40      41
Other                             Various                 Various              32     18      16
                                                                           ------ ------  ------
Total equity-accounted entities                                               208    185     170
                                                                           ------ ------  ------
Total Group and BP share
of equity-accounted entities (e)                                            1,931  1,928   2,061
                                                                           ====== ======  ======

----------
*    BP operated.
+    BP operates the majority of the fields in this area.



                                                       December 31, 2001
                                   ------------------------------------------------------
                                              Rest of                 Rest of
Estimated net proved reserves (a)      UK      Europe         USA       World       Total
                                   ------      ------      ------      ------      ------
                                                    (millions of barrels)
Subsidiary undertakings
Developed................           1,008         269       2,195         836       4,308
Undeveloped..............             317         112       1,394       1,086       2,909
                                   ------      ------      ------      ------      ------
                                    1,325         381       3,589       1,922       7,217
                                   ======      ======      ======      ======      ------
Equity-accounted entities                                                           1,159
                                                                                   ------
Total Group and BP share
of equity-accounted entities                                                        8,376
                                                                                   ======

Natural gas (a)(c)

                                                                               Net production
                                                                            --------------------
Production                        Field or Area         Interest             2001   2000    1999
                                  -------------         --------            -----  -----   -----
                                                              (%)       (million cubic feet per day)
Lower 48 States onshore (b)       San Juan Coal*         Various              615    563     427
                                  Arkoma+                Various              219     94     111
                                  San Juan Conventional+ Various              217    185     129
                                  Tuscaloosa+            Various              187    171     175
                                  Hugoton+               Various              180    170     162
                                  Jonah*                    79.1              109     77      57
                                  Wamsutter*                70.5              100    100      92
                                  Whitney Canyon+        Various               50     47      52
                                  Anschutz Ranch East*   Various               45     55      67
                                  Moxa Arch*                41.0               43     52      77
                                  Altura                 Various               --     34     118
                                  Other                  Various              595    613     227
                                                                           ------ ------  ------
Total Lower 48 States onshore                                               2,360  2,161   1,694
Alaska                            Various                Various               11      9      10
Gulf of Mexico (b)                Marlin*                  100.0               79      3      --
                                  Matagorda Island 623*     44.0               76     78      99
                                  Ram Powell (VK 912)       31.0               58     60      72
                                  Matagorda Island 519*     82.0               40     56      39
                                  Other                  Various              930    687     361
                                                                           ------ ------  ------
Total USA                                                                   3,554  3,054   2,275
                                                                           ------ ------  ------
UK offshore (b)                   Bruce*                    37.0              256    201     175
                                  Marnock*                  62.0              125    148      79
                                  Braes                  Various              100     99      76
                                  West Sole*               100.0               81     89      97
                                  Armada                    18.2               71     75      77
                                  Amethyst*                 59.5               68     56      42
                                  Ravenspurn South*        100.0               66     77      87
                                  Britannia                  9.0               65     41      --
                                  East Leman*               48.4               59     58      42
                                  Viking Complex            50.0               54     81     107
                                  Vulcan                    50.0               33     44      26
                                  Other                  Various              730    678     487
Onshore                           Various                Various                5      5       6
                                                                           ------ ------  ------
Total UK                                                                    1,713  1,652   1,301
                                                                           ------ ------  ------
Netherlands                       P/18-2*                   48.7               47     52      63
                                  Other                  Various               52     43      48
Norway                            Various                Various               48     41      53
                                                                           ------ ------  ------
Total Rest of Europe                                                          147    136     164
                                                                           ------ ------  ------

----------
*    BP operated.
+    BP operates the majority of the fields in this area.

                                                                               Net production
                                                                            --------------------
Production                        Field or Area         Interest             2001   2000    1999
                                  -------------         --------            -----  -----   -----
                                                              (%)       (million cubic feet per day)
Rest of World
Australia                         Various                   16.7              237    205     215
Canada (b)                        Kirby*                    71.9               72     69     132
                                  Brazeau River Gas*        70.0               71     63      41
                                  Ricinus*                  70.0               61     52      54
                                  Marten Hills*             96.0               45     47      56
                                  Leismer*                  54.2               28     32      64
                                  Other                  Various              307    319     342
China                             Yacheng*                  34.0              108     77      --
Indonesia                         Pagerungan*              100.0              242    199     103
                                  Sanga-Sanga               26.3              164    120      --
                                  Other*                    46.0               95     54      --
Sharjah                           Sajaa*                    40.0              125    145     168
                                  Other                  Various               35     39      38
Trinidad                          Mahogany*                100.0              529    530     367
                                  Amherstia*               100.0              244     17      --
                                  Immortelle*              100.0              128    232     207
                                  Flamboyant*              100.0               52     69      92
                                  Other*                   100.0               58     37     115
Other (b)                         Various                Various              272    198      69
                                                                           ------ ------  ------
Total Rest of World                                                         2,873  2,504   2,063
                                                                           ------ ------  ------
Total Group                                                                 8,287  7,346   5,803
                                                                           ====== ======  ======
Equity-accounted entities
Argentina                         Various                Various              236    187     145
Other                             Various                Various              109     76     119
                                                                           ------ ------  ------
Total equity-accounted entities                                               345    263     264
                                                                           ------ ------  ------
Total Group and BP share
 of equity-accounted entities                                               8,632  7,609   6,067
                                                                           ====== ======  ======

----------
*    BP operated.
+    BP operates the majority of the fields in this area.


                                                       December 31, 2001
                                   ------------------------------------------------------
                                              Rest of                 Rest of
Estimated net proved reserves (a)      UK      Europe         USA       World       Total
                                   ------      ------      ------      ------      ------
                                                   (billions of cubic feet)
Subsidiary undertakings
Developed.................          3,212         265      12,232       8,040      23,749
Undeveloped...............          1,160          43       2,535      15,472      19,210
                                   ------      ------      ------      ------      ------
                                    4,372         308      14,767      23,512      42,959
                                   ======      ======      ======      ======      ------
Equity-accounted entities                                                           3,216
                                                                                   ------
Total Group and BP share
 of equity-accounted entities                                                      46,175
                                                                                   ======

----------

(a) Net proved reserves of crude oil and natural gas, stated as of December 31, 2001, exclude production royalties due to others, and include minority interests in consolidated operations.

(b) In 2001, BP purchased part of the interests of Statoil in Vietnam and the interest of Inaquimicas in Cusiana/Cuipiagua in Colombia.

     In 2000, BP acquired the interests of ARCO outside Alaska. At the same time, a deal was concluded (primarily with Exxon and Phillips) in which the oil and natural gas interests in Prudhoe Bay (and some of the associated fields) were realigned. We also disposed of our interest in Altura Energy. In addition to portfolio management in the USA and Canada, we disposed of certain of our interests in Venezuela, Colombia and the UK and acquired an interest in Pakistan as part of the Burmah Castrol acquisition.

     In 1999, BP sold certain interests in Canada and Venezuela. At the end of the year we purchased a significant part of Repsol YPF's share of the assets of the dissolved Crescendo Resources partnership, a major natural gas producer and processor in Texas and Oklahoma.

(c)  Natural gas production volumes exclude gas consumed in operations.

(d)  The  BP   Group   holds   proportionate   interests,   through   associated
     undertakings, in onshore and offshore concessions in Abu Dhabi expiring in 2014 and 2018, respectively.

(e) Includes NGL from processing plants in which an interest is held of 78, 41 and 54 thousand barrels per day for 2001, 2000 and 1999, respectively.

United States

     We are the largest producer of both liquids (crude oil and NGLs) and natural gas in the USA.

     Our 2001 US liquids and NGL production averaged 744 mb/d (thousand barrels per day), an increase of 2% from 2000. Approximately 39% of our 2001 oil production came from Alaska, 33% from the Gulf of Mexico, and the remainder from onshore Lower 48 States. Our US natural gas production in 2001 was 3,554 mmcf/d (million cubic feet per day), an increase of 16% over 2000.

     Development expenditure in the USA (excluding pipelines) during 2001 was $3,723 million, compared with $2,328 million in 2000, an increase of 60%.

Gulf of Mexico

     Our largest area of growth in the USA is focused in the deepwater Gulf of Mexico, which builds on our strong and stable US natural gas production base and more than offsets the decline in our current principal oil producing fields in Alaska. In 2001, our deepwater Gulf of Mexico liquids production was up over 23% from 2000 levels, averaging 243 mb/d. Gas production was up over 34% from 2000 levels, averaging 1,183 mmcf/d.

     Growth in 2001 was driven by the activity in the major facility hubs in the deepwater Gulf of Mexico and comprised the following:

     -- The Marlin hub (BP 80% and operator) reached record production rates exceeding 60 mboe/d, including a peak natural gas rate of 325 mmcf/d. In addition the Nile subsea development (BP 50% and operator) was completed on schedule in 2001. The King and King West subsea developments (BP 100% and operator) are scheduled for tie-in in 2002 and 2003 respectively.

     -- The Pompano platform (BP 75% and operator) and subsea development booked 30 mmboe gross reserves in two major prospects: Pompano Subsalt and MC29. Production rates of 30 mmcf/d and 8 mboe/d gross from the subsalt well have exceeded expectations. The Pompano facility was upgraded to increase throughput by 30% in 2001. The Pompano facility improved its baseline run time from under 90% in 2000 to 93% in 2001. The Mica subsea development (BP 50%) was successfully tied-in to the Pompano facility 60 days ahead of scheduled startup, and on budget. Mica is the longest oil subsea tieback in the Gulf of Mexico to date and production operations are on track.

     -- Our active drilling and well work programme was successful at arresting field decline in the Troika field (BP 33% and operator) and we continued our work to optimise production configuration. Gross production in 2001 averaged 108 mboe/d from 6 subsea development wells.

     -- Due to the continued successful development drilling results at Mars (BP 29%) and the start-up of the Europa (BP 33.33%) and MC 764 (BP 67%) subsea developments, the Mars field surpassed the 250 mmboe cumulative production milestone. Development drilling continued at Mars Tension Leg Platform in order to maintain a full system at 220 mmcf/d and 200 mboe/d.

     -- The Ursa platform (BP 23%) continued to ramp up in 2001 with six new wells drilled and completed -- three Ursa wells and three from the start-up of Crosby, a subsea tieback (BP 50%). Ursa is the largest floating structure currently in the Gulf of Mexico and produced in excess of 92 mb/d of oil and 269 mmcf/d of natural gas on average for the year, achieving the 100 mmboe produced milestone in December 2001. In 2002 we expect to begin production from the Princess field (BP 23%).

     -- The 300 mmboe Diana/Hoover (BP 33%) Western Gulf of Mexico basin opening development project began operations in 2000. The development consists of a floating deep-draft Caisson Vessel (DDCV) host located over the Hoover field in 4,500 feet of water. Diana, a five well subsea development, is tied back to the Hoover DDCV. The Hoover DDCV is the deepest floating production facility to date in the Gulf of Mexico. Production rates at year end averaged over 75 mboe/d.

     Providing a strong foundation to our offshore portfolio are our Gulf of Mexico Shelf operations. BP accounts for 8% of the Gulf of Mexico Shelf production (Offshore Louisiana and Texas), which supplies 1/6th of the US natural gas market. We operate more than 200 platforms and 700 wells in up to 1,500 ft water depth. The Shelf is a mature basin with high decline rates, averaging 30-40% per year. In spite of that, we have maintained flat production over the last several years by utilizing advanced seismic technologies, reservoir studies, new completion technologies, and higher operating efficiencies. In 2001, we produced 198 mboe/d. We operated 12 rigs and drilled 61 operated wells.

Alaska

     In Alaska, crude oil production in 2001 declined to 288 mb/d from a 2000 level of 314 mb/d. Despite this decline, we expect 2002 production in Alaska to be higher than 2001 due to the start-up of the Northstar field.

       The current status of activity in Alaska is as follows:

     -- Development is ongoing to mitigate the production decline at Alaska's largest producing field, Prudhoe Bay (BP 26.3% and operator). The overall observed decline rate for the Greater Prudhoe Bay Unit in 2001 was 16%. Production was characterized by continued decline in the Ivishak Producing Area and Greater Point MacIntyre Area, offset by increased production from new satellite fields.

     -- The Borealis and Northwest Eileen fields (BP 26.3% and operator) came on line in the third quarter of 2001. Annualised satellite production averaged 13 mb/d (gross) for the year. By year-end, satellite field production had ramped up to 37 mb/d (gross). The satellite-drilling programme resulted in 19 new wells in the unit. The active drilling programme also resulted in the discovery of the new Orion Satellite.

     -- Continued development of the Greater Prudhoe Bay Satellite fields in 2002 is expected to result in 34 additional wells and potential sanctioning of development of the Orion Satellite.

     -- The Prudhoe Bay field continued an active infill drilling programme in 2001 with approximately 93 new and sidetracked wells. In 2002, we anticipate a 10% increase in the number of new and sidetracked wells.

     -- The Northstar oil field (BP 99.1% and operator) was brought on line in October 2001 at a planned initial rate of 8 mb/d net and by December had reached a rate of 28 mb/d. The field is expected to reach a plateau rate of 50 mb/d net. BP's share of the full development cost is expected to be around $900 million.

     -- Plans for the Point Thomson natural gas condensate field on the eastern North Slope have progressed in 2001. BP holds approximately 32% of this natural gas condensate field. While the field is expected ultimately to support a major natural gas pipeline off the North Slope, we are reviewing a project with natural gas sales as a future option, although no pipeline yet exists.

     -- The Meltwater satellite development project at the Kuparuk field (BP 39.2%) began production in the fourth quarter of 2001. The field is expected to peak at about 20 mb/d gross.

     -- In January 2002, we announced that we were suspending plans to develop the offshore Liberty field in favour of enhancing production at existing, large North Slope fields.

Lower 48 States

     In the Lower 48 States, we remain the largest producer of natural gas, accounting for approximately 7% of total US onshore natural gas production. Production comes from a large number of fields situated principally in the states of Colorado, Kansas, Louisiana, New Mexico, Oklahoma, Texas and Wyoming.

     In 2001, our production of oil and natural gas in the Lower 48 States was 620 mboe/d, up from 591 mboe/d in 2000 due to the full-year effect of the ARCO/Vastar acquisition in 2000. In 2001, we operated 34 drilling rigs and drilled 461 wells, adding reserves to replace 100% of production. Crude oil and NGL production was 213 mb/d, up 17% from 2000 levels. Natural gas production was 2,360 mmcf/d in 2001, up 9% from 2000 production.

     Our production in the onshore Lower 48 States is derived primarily from the following assets:

     -- In the mid-continent states (Kansas, Oklahoma, Texas and Louisiana) our operations produced 1,001 mmcf/d of natural gas and 11 mb/d of oil in 2001. Examples of improved efficiency to maintain rate in mature areas include:

          -- Western Kansas (Hugoton and Panoma fields) -- In 2001, through aggressive optimization of well operating conditions, we managed to hold production approximately flat in the Hugoton field. The Hugoton field is the largest natural gas field in the Lower 48 States and has previously experienced decline rates approaching 20%.

          -- Oklahoma and Texas Panhandles (Anadarko Basin) -- We drilled and completed a 40 mmcf/d well, one of the biggest producing wells in recent history in the basin.

     -- Louisiana (Tuscaloosa Trend) -- The Tuscaloosa asset set a new field production record of 373 mmcf/d in November 2001. The newly completed Martin No.1 well made a significant contribution to this record with a stabilized initial production rate of 80 mmcf/d.

     -- Southeast Texas -- In the Northeast Thompsonville field, we successfully deployed the world's first commercial expandable liner hanger in a producing well. This technical innovation has the potential to reduce significantly drilling times (by reducing the number of trips) and safety risks (through its simpler design and ability to withstand higher pressures) on deep wells.

     -- The Southern Wyoming (Overthrust Belt, Greater Green River Basin) operations produced 384 mmcf/d of natural gas and 9 mb/d of oil in 2001. Drilling activity has significantly increased in conjunction with a five-year drilling programme comprising more than 600 wells, primarily in the Jonah and Wamsutter fields. The 2001 drilling programme broke several field records, including most wells spudded in a single month (15), best drilling time (7.3 days/10,000 ft), and the deepest well drilled worldwide (9,500 ft) utilizing casing as the drill string. In other parts of the Greater Green River Basin, we achieved production growth of 20% through a combination of heavy drilling activity in the Jonah field and successful production base management in Moxa.

     -- Colorado and New Mexico (San Juan Basin Coal and Conventional Gas fields) operations produced 832 mmcf/d of natural gas in 2001. Specific activities included the implementation of the Fruitland Coalbed Methane 160 acre infill programme and the final integration of BP and Vastar operations and personnel.

     -- In the Permian Basin, 2001 production averaged 151 mmcf/d of natural gas and 55 mboe/d of liquids, an increase of 3% from 2000.

United Kingdom

     We are the largest producer of both oil and natural gas in the UK. Our 2001 UK oil production of 485 mb/d was 49 mb/d lower than in 2000. Our UK natural gas production increased 4% from 1,652 mmcf/d in 2000 to 1,713 mmcf/d in 2001. The North Sea is a mature basin.

     Our development expenditure in the UK (excluding pipelines) grew by 15% from $808 million in 2000 to $930 million during 2001. Significant 2001 activity included the following:

     -- The Clair field Phase I development (BP 28.6% and operator) was sanctioned by BP and its partners in September, at an estimated net cost to BP of approximately $270 million. Currently the largest undeveloped resource on the UK Continental Shelf, the field was discovered in 1977 some 75 kilometres west of the Shetland Islands in 140 meters of water but was not developed due to technical difficulties. Advances in technology now make development of Clair commercially feasible. First production is expected in late 2004, with peak production rates of 20 mboe/d net in 2006.

     -- The Foinaven field (BP 72% and operator), also west of the Shetland Islands in 600 meters of water, achieved a new production high of 138 mboe/d gross. This was in part due to production from the first two of five wells in Phase II, and in part due to first production from the East Foinaven field (BP 43% and operator) which began producing in September. East Foinaven is a subsea development consisting of three wells tied back to the Foinaven main field facilities. Starting in 2002, natural gas is planned to be exported from Foinaven and East Foinaven to Magnus through BP's newly constructed West of Shetland Pipeline System.

     -- The natural gas pipeline which will support the Magnus Enhanced Oil Recovery Project (EOR) was completed. This pipeline will link the Magnus field (BP 85% and operator) to the deepwater west of Shetland Islands fields via the Sullom Voe Terminal Processing plant. Surplus natural gas from the Atlantic Margin fields is expected to flow beginning in mid-2002 into the Magnus reservoir and is expected to recover trapped oil which is expected to extend field life by some ten years and enable production at a plateau level of around 60 mboe/d gross until 2006. Surplus natural gas will be sold to market via existing pipelines.

     -- The Bruce field (BP 37% and operator) saw the commencement of a two-year infill drilling programme. The second phase development of the Keith field (BP 35%) was sanctioned.

     -- Harding field (BP 70% and operator) produced at a rate of 60 mb/d (gross) with the main part of the cluster (Harding South and Central) coming off plateau but being offset by production from satellite fields. The first infill well, part of a programme to fully exploit Harding South and Central reservoirs, was completed during the fourth quarter giving an additional 10 mb/d gross to the field. This well was the first UK Continental Shelf multilateral well with expandable sand screens. Further infill wells are expected to be drilled in 2002.

     -- Maclure field development (BP 33.33% and operator) was sanctioned in December 2001 and is currently awaiting UK Government approval. Maclure is a subsea development with initial production rates of 12 mb/d oil and 3.5 mmcf/d natural gas expected to start up in mid-2002.

     -- Eastern Trough Area Project (ETAP) production continued at high levels (108 mboe/d net) during 2001 despite the onset of natural decline in some of the initial fields (Machar in particular). During 2001 we increased our interest to 37.8% in the Madoes field (formerly known as Tornado) via an equity purchase from Phillips. We also sanctioned development of both Madoes and Mirren via subsea tieback to the ETAP central processing facility. First production from these satellite fields is expected in late 2002.

     -- In the Southern North Sea area, there were a number of satellite and infill well activities. The North Davy well (BP 22% and operator), drilled in 2000, was successfully tied in and produced. The Amethyst Flowers well (BP 59.5% and operator) was also completed. The Hoton Project (BP 100% and operator) was completed on schedule with first production in December 2001.

     -- A successful appraisal well was drilled to test an extension to the Vanguard field (BP 50%) and a development plan for the new field is under preparation.

     -- The Shearwater Project (BP 27.5%) started production in mid-2001. Problems with plant and a number of wells were experienced, with net production averaging 7 mboe/d for the year. Production was shut down in December 2001 due to cracks in condensate pipework. We continue to work with the operator to restart production and to complete required remedial work on wells and pipework aimed at establishing steady state production during 2002.

Rest of Europe

     Development expenditure in the Rest of Europe grew by 77% from $153 million in 2000 to $271 million in 2001.

     Our Norwegian production increased from 95 mboe/d in 2000 to 108 mboe/d in 2001. Start-up of our Tambar field in July as well as new wells and increased efficiency at Ula are the main contributors to the increase. In addition, Draugen has increased field capacity in 2001. The natural decline of other fields has been offset by new wells at Valhall, the gas lift project at Hod and equal priority for Gyda at Ekofisk. Net production in 2001 was 40 mboe/d from Draugen (BP 18.4%), 26 mboe/d from Valhall (BP 28.1% and operator), 19 mboe/d from Ula (BP 80% and operator), 14 mboe/d from Gyda (BP 56% and operator), 6 mboe/d from Tambar (BP 55% and operator) and 2 mboe/d from Hod (BP 25% and operator). Appraisal activity included the Skarv oil and natural gas prospect (BP 30% and operator). The third Skarv well including a sidetrack was completed in June with positive results supporting a combined oil and natural gas development.

     In the Netherlands, we are continuing to expand our role in natural gas storage services with the production and downstream natural gas marketing businesses working in close co-operation. The Peak Gas Installation, which came on stream in 2000, is a natural gas storage facility designed to assist in meeting peak demand requirements from consumers in the Netherlands. This installation has a storage capacity of 17,000 mmcf and is capable of withdrawing 1,270 mmcf/d.

Rest of World

     The Group's net share of oil production from the Rest of World, including joint ventures and associated undertakings, increased to 602 mb/d in 2001 from 575 mb/d in 2000. Excluding joint ventures and associated undertakings production was 394 mb/d in 2001, up from 390 mb/d in 2000. Areas of oil production in 2001 were Abu Dhabi, Algeria, Angola, Argentina, Australia, Azerbaijan, Bolivia, Canada, China, Colombia, Egypt, Indonesia, Pakistan, Qatar, Russia, Sharjah, Trinidad and Venezuela.

     Our share of natural gas production from the Rest of World, including joint ventures and associated undertakings, increased to 3,218 mmcf/d in 2001 from 2,767 mmcf/d in 2000. Excluding joint ventures and associated undertakings production averaged 2,873 mmcf/d in 2001, up from 2,504 mmcf/d in 2000. The largest part of 2001 production came from Trinidad and Tobago and from Indonesia, with the remainder from Argentina, Australia, Bolivia, Canada, China, Colombia, Egypt, Pakistan and Sharjah.

Canada, the Caribbean and South America

     Development expenditure in the Rest of World (excluding pipelines) was $1,934 million in 2001, compared with $1,274 million in 2000, an increase of 52%.

     -- In Canada, our portfolio covers a wide range of geographic areas, geological structures and infrastructure. Development activities within Canada are focused on opportunities to maintain production rates and position for growth within our existing core operating areas in the provinces of Alberta and British Columbia. In 2001, production was flat at 119 mboe/d, of which almost 85% was natural gas production (584 mmcf/d). BP has interests in 25 fields and operates approximately 1,200 wells (gross). During 2001 we operated 18 drilling rigs and drilled over 124 wells (gross).

     Significant activity in South America in 2001 included the following:

     -- The Colombian business is made up of mature producing assets (Cusiana/Cupiagua fields), assets under appraisal/development (Recetor and Florena fields) and a large prospect at the initial exploration stage (Niscota). Production for 2001 was 49 mboe/d. In 2001, the Florena field was successfully entered, ahead of schedule and with better than expected production rates. In addition, the successful Phase 1A development of the Recetor area, Cupiagua's northern extension, resulted in an additional commercial area and the acceleration of the overall Recetor development. BP has deepened its Recetor acreage equity from 63% to 80% (25% to 32% production equity).

     -- In the Southern Cone, business in Argentina and Bolivia is conducted via our participation in Pan American Energy (PAE) in Argentina (BP 60%), which owns Empresa Petrolera Chaco in Bolivia.

          Growth in 2001 was achieved in both oil and natural gas operations. These entities produced 50 mb/d of oil and 236 mmcf/d of natural gas (net to BP). Oil production increased by nearly 25% over 2000, largely as a result of a major drilling programme in Golfo San Jorge. Activity included infill and appraisal wells, water floods and electrification. Gas production increased by over 26% over 2000 with contributions from all operations. The most significant increase arose in Cerro Dragon and in the Northwest Basin where the first phase development of the Acambuco field came on stream during the first quarter of 2001.

          Despite a severely depressed economy in Argentina, PAE was successful in increasing its natural gas market share from 9% to 12% during 2001. PAE also has significant interests in natural gas liquids plants, oil and natural gas pipelines, electricity generation plants, and other midstream infrastructure. Fiscal reform in Argentina is currently being debated and PAE management is actively involved in ongoing negotiations and in assessing the impact on our growth plans.

     -- In Venezuela we produced 54 mboe/d from four core assets during 2001. These four base assets are reactivation projects consisting of two operated properties and two non-operated properties under operating fee agreements to produce oil for the government oil company, PDVSA. At the partner-operated Lake Maracaibo field (BP 27%), a slower than anticipated repressurization of the reservoir delayed and increased the uncertainty of oil production relative to the reactivation investment. Therefore we revised our reserve estimates downwards and recognized a charge for impairment of $175 million.

     -- In Trinidad, production for 2001 reached 223 mboe/d (78% natural gas and 22% liquids) for 2001, up nearly 12% on 2000 production levels. Gas sales increased by 14% and liquid production increased by more than 3%. The increase in natural gas sales was principally due to increased purchases by The National Gas Company of Trinidad and Tobago. In late 2001, BP entered into an agreement to restructure certain natural gas contracts thereby providing for greater flexibility in choosing the field from which to source the natural gas. Major drilling activity in 2001 took place in the Mahogany and Amherstia fields, including several high rate wells one of which flowed at a rate of 200 mmcf/d.

Africa and the Middle East

     Significant 2001 activity in Africa and the Middle East included:

     -- In Angola Block 17 (BP 16.7%), the Girassol project went into production in December 2001 and ramp-up of production has gone well. The development of Jasmim, a tie-back to the Girassol hub, was approved. Additional development studies in Block 17, Rosa and Dalia, are well progressed.

          Another significant milestone in Angola was achieved on Block 15 non-operated activities where the development approval of the large-scale Kizomba A (BP 26.7%) development (July 2001 sanction) was secured with first oil anticipated in 2004. Appraisal drilling commenced during the fourth quarter of 2001 with the aim of securing additional volumes to tie back to the Kizomba A hub and further improving Block 15 operating efficiencies. Future growth potential was also underpinned by progress on engineering studies for Kizomba B developments.

          In Angola's BP operated Block 18 (BP 50% and operator), work has progressed well in the development engineering to determine the optimum development strategy for the six discoveries.

          In Block 31 (BP 26.6% and operator), a dry hole was drilled and there is activity planned in 2002 to further delineate the Block.

     -- In Egypt, our oil production operations are carried out by the Gulf of Suez Petroleum Company (Gupco), a joint operating company with the Egyptian General Petroleum Company (EGPC). Gupco operates seven production sharing contracts in the Gulf of Suez and Western Desert, encompassing more than forty fields. During 2001, Gupco produced 183 mb/d (87 mb/d net), almost 30% of Egypt's oil production, as well as 68 mmcf/d (33 mmcf/d net) of natural gas. Production operations were interrupted by a fire on the October platform in May 2001; October was fully back on line by the fourth quarter.

          Gas production in Egypt grew 39% to 156 mmcf/d (net) with Ha'py (BP 50%) and Baltim (BP 50%) fields ramping up and the Temsah (BP 50%) natural gas field start-up was on schedule in March 2001. Collectively, we have agreements in place to supply 352 mmcf/d (working interest) to the domestic Egyptian market from these and other Nile Delta fields. The Akhen (BP 50%) drilling and development project was progressed in 2001 and the field is on schedule for production start-up in 2002.

          In Egypt, BP has a 33% interest in the Med NGL project. The project involves the construction of a 1.1 bcf/d NGL plant. The plant is expected to start production in 2004, and should produce 280 thousand tonnes per annum (mtpa) of propane, 330 mtpa of LPG, and 2.7 mb/d of condensates.

     -- Production in the Gulf States was dominated by the production entitlement of associated undertakings in Abu Dhabi where we have equity interests of 9.5% and 14.7% in onshore and offshore concessions expiring in 2014 and 2018, respectively. Production in Abu Dhabi was 126 mb/d, down from 2000 as OPEC cuts made an impact throughout 2001.

     -- In addition, Sharjah natural gas production was down 13% on 2000 to 160 mcf/d, although the field decline would have been more severe without plant modifications and drilling in 2001.

     -- In Algeria, BP and the Algerian state company, Sonatrach, completed natural gas sales terms and let engineering, procurement and construction contracts in August 2001 for the In Salah project (BP 65%). The first stage comprises a development of four of the seven deep Saharan natural gas fields; the development is expected to cost $2.7 billion gross. In Salah is expected to supply the fast growing markets of southern Europe with up to 320 bcf annually with first deliveries forecast for 2004.

     -- The In Amenas (BP 100%) pre-project programme was progressed with contract bids for engineering, procurement and construction analysed, and final stage appraisal/pre-development drilling. The Rhourde el Baguel (BP 60%) gas injection facilities redevelopment has been completed.

     -- In June 2001, we signed a memorandum of understanding to take a major interest in Saudi Arabia's largest natural gas development and the first significant hydrocarbons project for 25 years in which the Saudi government has invited foreign companies to participate.

     -- In Iran we are carrying out studies of a potential redevelopment plan for the Ahwaz Bangestan fields and are conducting a feasibility study of a South Pars LNG project. At this stage, no agreements have yet been concluded that commit BP to any significant investments in Iran.
Asia

     Significant 2001 activity in Asia (including the former Soviet Union) included:

     --   BP, as  operator of the  Azerbaijan  International  Operating  Company
          (AIOC),  manages and has 34.1%  interest in the  Azeri-Chirag-Gunashli
          (ACG) oil fields in the Caspian Sea, offshore Azerbaijan. In 2001, ACG production grew to 35 mb/d net (119 mb/d gross) from the Chirag 1 platform and this early production is expected to plateau at 37 mb/d (127 mb/d) in 2002. The next step in the development of the ACG field was achieved in 2001 with the approval in August of ACG Phase 1 ($3.4 billion estimated gross capital expenditure). First oil is expected in 2005. Development engineering for ACG Phase 2 and Phase 3 was also progressed as the follow-on phases of development.

          BP is also the operator of the Shah Deniz natural gas field with a 25.5% interest. Project definition progressed in 2001, predicated on a staged development concept. Shah Deniz Stage 1 is anticipated to come on-stream in 2005 comprising an offshore production facility, with platform and subsea wells, separate natural gas and condensate lines to shore, a processing terminal at Sangachal and a new 42-inch diameter natural gas line through Azerbaijan and Georgia to Turkey along the Baku-Tbilisi-Ceyhan route up to the Georgian/Turkish border. Boru Hatlari ile Petrol Tasima (BOTAS) in Turkey and State Oil Company of the Azerbaijan Republic (SOCAR) signed a Sales and Purchase Agreement (SPA) in March 2001. It is anticipated that this SPA, with appropriate amendments, will be assigned in full to Shah Deniz interest owners. Transit agreements with the Governments of Azerbaijan, Georgia, and Turkey to support the natural gas export pipeline (South Caucasus Pipeline) and natural gas sales, have also been completed.

     -- In December, we announced that we had secured our ownership interest in the Russian integrated oil company A O Sidanco (Sidanco) and overseen the rightful return of the Chernogorneft producing assets during the fourth quarter of 2001. This completes the restructuring of Sidanco with its debt substantially repaid, and non-core assets disposed of. We believe that Sidanco is now positioned as a low cost Russian producer. As a result of transactions in 2001, we increased our production and beneficial interest to an effective 11.2% equity interest in Sidanco. We have a three-year management contract for Sidanco, acting with effectively a 25% voting interest. BP-seconded personnel hold a number of the senior management positions and a BP executive acts as Chairman of the Sidanco Board of Directors. We also have an interest in Kovytka (BP 28.4%), an undeveloped East Siberian natural gas field.

     -- In Kazakhstan, we agreed to dispose of a non-strategic portion of our portfolio by selling surplus capacity in the Caspian Pipeline Consortium (CPC) (BP 5.75%) pipeline. We also agreed to sell our interest in the Kashagan field.

     -- In Indonesia, BP is now the largest supplier of natural gas to Java. In addition, the VICO (BP 50%) operated Sanga Sanga production sharing contract (PSC) provides 30% of the natural gas feed into the Bontang LNG operation for export and East Kalimantan domestic consumption. Our share of Indonesian production in 2001 was 21 mb/d of liquids, 236 mmcf/d of natural gas sold to the Bontang LNG plant and 339 mmcf/d sold domestically in Indonesia. Under the terms of the PSC, the reported production entitlement varies inversely with price to effect recovery of costs which are fixed in US dollars; as prices decrease therefore, a higher entitlement is received.

     -- In China, BP operates the Yacheng natural gas field and the Liu Hua oil field. Yacheng supplies 100% of the natural gas supply into Hong Kong where it is sold to Castle Peak Power Company (CAPCO) under a long-term contract. Excess natural gas and liquids are piped to Hainan Island where the natural gas is sold to the Fuel and Chemical Company of Hainan also under a long-term contract. The QHD oil field (operated by CNOOC) began production in October and is expected to reach plateau during the fourth quarter of 2002.

          BP's Hedong Coal Bed Methane (CBM) (BP 70%) project is located in the Ordos Basin in Shanxii province approximately 800 kilometers southwest of Beijing. BP has met all the contractual obligations of the Production Sharing Agreements and, after two years of pilot production testing, has decided to exit the project for technical reasons.

     -- In Vietnam, BP (35% and consortium leader) and partners signed key elements of a $1.3 billion integrated natural gas project at the end of 2000. Construction of the Block 06.1 natural gas development and associated infrastructure commenced in early 2001 and is now well advanced. This scheme is intended to provide the basis for clean, reliable gas-fired power generation in southern Vietnam. First production is planned for late 2002.

     -- In Pakistan, BP is the largest foreign operator producing 50% of the country's oil and 10% of its natural gas on a gross basis.

Midstream Activities

Oil and Natural Gas Transportation

     The Group has direct or indirect interests in certain crude oil transportation systems, the principal ones of which are the Trans Alaska Pipeline System in the USA and the Forties Pipelines System in the UK sector of the North Sea. We also operate and have an interest in the Central Area
Transmission System for natural gas in the UK sector of the North Sea. Our onshore US crude and product pipelines and related transportation assets are included under 'Refining and Marketing'. Our gas marketing business is described under 'Gas and Power'.

     -- The Trans Alaska Pipeline System (TAPS) consists of a 48-inch diameter crude oil pipeline running approximately 1,300 kilometers from Prudhoe Bay to a tank farm and marine terminal at the ice-free port of Valdez on Alaska's southern coast. The Alyeska Pipeline Service Company operates the pipeline and terminal at Valdez. As part of the equity alignment related to ownership of the Prudhoe Bay Unit and Point Thompson Unit, BP sold 3.1% of its interest to Phillips in 2001.

     -- BP now owns a 46.9% interest in TAPS, with the balance owned by five other companies. Each of the TAPS participants uses its undivided interest in TAPS as a common carrier, separately publishing tariffs and receiving tenders for shipments through its share in the capacity of TAPS, and paying its volumetric share of operating costs. At peak throughput, the TAPS system carried around 2 mmb/d. In 2001, TAPS transported production from Prudhoe Bay and the other North Slope fields averaging 1 mmb/d. In October, TAPS was vandalized and punctured by a bullet, resulting in a leak of 6,600 bbls of oil. Following a shut-in of 62 hours for repair, during which 730,000 barrels (net) of production was lost , full operation was restored. Clean-up operations continue into 2002. Security measures on the line and at the North Slope fields were increased in September and remain at a high level.

          For a description of the procedures relating to the tariffs to be charged to users of TAPS and a general description of pipeline regulation, see Regulation of the Group's Business -- United States within this item.

          There are a number of unresolved protests with regard to the yearly tariffs which are filed and which set out the charges for shipping oil through TAPS. These items are in the process of resolution at the Federal Energy Regulatory Commission (FERC) and the Regulatory Commission of Alaska.

          The use of US-built and US-flagged ships is required when transporting Alaskan oil to markets in the USA. In accordance with this, BP America Inc. has a chartered fleet of 10 US-flagged tankers to transport Alaskan crude oil to markets. Over the next few years, we plan to begin replacing our US-flagged fleet as existing ships, whose average age is 23.3 years, are retired in accordance with the Oil Pollution Act of 1990. For discussion of the Oil Pollution Act of 1990, see Regulation of the Group's Business -- Environmental Protection. In September 2000, BP contracted for the delivery of three 1.3 million-barrel-capacity, double-hull tankers for use in transporting North Slope oil to West Coast refineries. The ships are being constructed by NASSCO in San Diego with deliveries in 2003, 2004 and 2005. In 2001, BP exercised the first of three options for additional vessels. This fourth tanker is scheduled for delivery in 2006.

     -- The Forties Pipeline System in the UK (BP 100%) is an integrated oil and natural gas liquids transportation and processing system that handles production from over 40 fields in the central North Sea. The system was upgraded in 1993 and has a capacity of more than 1 mmb/d. During 2001, average throughput was approximately 783 mb/d, compared with 804 mb/d in 2000.

     -- BP operates and has a 29.5% interest in the Central Area Transmission System (CATS), a 400-kilometre natural gas pipeline system in the central UK sector of the North Sea. The pipeline has a transportation capacity of 1.7 bcf/d. It carries both proprietary and other companies' volumes to a natural gas terminal at Teesside, Northeast England. CATS offers its customers the choice of natural gas transportation services or transportation and processing via two 600 mmcf/d processing trains with the capability to deliver NGLs for export or for local industry with natural gas entering the UK National Transportation System. In 2001 CATS handled throughput of 1.6 bcf/d.

     -- BP, as AIOC operator, manages and has a 34.1% interest in the Western Export Route Pipeline between Sangachal, which is near Baku in Azerbaijan, and Supsa on the Black Sea coast of Georgia. AIOC also operates the Azeri leg of the Northern Export Route Pipeline between Sangachal and Novorossiysk in Russia. The combined capacity of the pipelines is in excess of 200 mb/d. Transit agreements were completed with the governments of Azerbaijan, Georgia, and Turkey to support implementation of a 1 mmb/d pipeline from Baku to Ceyhan via Tbilisi on the Turkish Mediterranean coast. BP along with seven partners in the consortium to promote development of the BTC pipeline have completed a number of Host and Inter-Government Agreements in 2001, including one for Georgia. Front-End Engineering Design has been started. The additional export capacity provided is expected to be largely taken by future production from ACG and other Azerbaijan developments.

     -- In October 2001 CPC (BP 5.75%) commissioned a 1,510 kilometre pipeline from Kazakhstan to the Russian port of Novorossiysk. The pipeline has an initial capacity of 28.2 million tonnes a year and will carry crude from the Tengiz field (BP 2.3% through the Lukarco joint venture).

     -- A joint study team, including BP and the other major North Slope natural gas resource owners, is nearing completion of a major study investigating a pipeline project to deliver Alaskan natural gas to major North American markets. Key activities in 2002 will be to mitigate the risks inherent in a project of this magnitude, including working with legislative bodies to establish an appropriate regulatory framework.

Liquefied Natural Gas

     Within BP, the Exploration and Production business is responsible for the supply of Liquefied Natural Gas (LNG) and BP's Gas and Power stream is responsible for the subsequent marketing and distribution of LNG (see details under 'Gas and Power -- International Gas and LNG').

     -- BP has a 34% interest in the first train of the Atlantic LNG plant in Trinidad and is the sole supplier of natural gas to this train, which commenced operations in February 1999. In the fourth quarter of 2000, government and partner approvals were obtained to expand Atlantic LNG by an additional two trains. In 2001, construction of Train 2 progressed as planned, with first sales expected in the third quarter of 2002. Gas for Train 2 will come from the Amherstia field (BP 100% and operator) initially. To enable delivery of gas to Atlantic LNG's planned Train 3, BP is constructing its biggest offshore gas processing platform (Kapok) and its largest offshore pipeline (Bombax). Construction is proceeding on schedule to meet the planned start-up of Train 3 in 2003. Also in 2001, the Front-End Engineering and Design for a fourth LNG train was started. BP is expected to supply at least 34% of the natural gas requirements for this 4.8-mtpa (millions of tonnes per annum) plant.

     -- In Trinidad and Tobago, we announced our agreement to hold a 37% share in the Atlas methanol plant, with Methanex, the Canadian operator, holding the remainder. Atlas is expected to be the largest methanol plant ever built and is intended to set new standards for cost, efficiency and environmental emissions as a result of the use of innovative leading edge technology. BP, through its customer NGC, will supply 100% of the natural gas demand for the plant.

     -- In Indonesia, the VICO (BP 50%) operations produced 1.21 bcf/d of the natural gas supply to the LNG plant at Bontang; of this total, 236 mmcf/d is the BP net share. VICO, as well as operating the extensive East Kalimantan pipeline network, is natural gas co-ordinator for all of the 4 bcf/d natural gas feedstock to the Bontang facility and is Technical Advisor to PT Badak, the LNG plant operating company. Bontang, currently the world's largest LNG facility, consists of eight LNG trains with a nominal total capacity of 22.6 mmtpa, with the possibility of expanding to a ninth train being considered.

     -- In addition, we operate the Wiriagar and Berau fields in Papua. These should provide the largest share of natural gas feed to the Tangguh LNG project which is expected to become the third LNG centre in Indonesia, the world's largest LNG-producing country.

     -- In early 2001, BP was selected as the leading foreign company (BP 30% equity share) in China's first LNG re-gasification terminal project near Shenzhen in Guangdong Province. Planned activities in 2002 include the completion of the feasibility study and the formation of the joint venture company. The terminal is expected to start-up in late 2005 and is planned initially to have a capacity of 3.2 mmtpa with the ability to be expanded well beyond that.

     -- In 2002, construction is expected to be completed on an $86 million gas-to-liquids demonstration unit, located in Nikiski, Alaska. This plant will utilize BP's compact reformer technology, enabling a significant improvement in gas-to-liquids commercial competitiveness. Plant start-up is scheduled for second quarter of 2002.

     -- In Australia, our interest in the North West Shelf Venture (BP 16.7%) saw BP's production increase 3.3% to 80.6 mboe/d in 2001. Growth was gas-led by LNG (up 0.9 mboe/d) and domestic natural gas (up 1.6 mboe/d). Along with production growth, cost savings were a considerable value driver yielding $25 million of additional earnings. In April 2001, construction of LNG Train 4 was sanctioned. The Train, scheduled to commence in June 2004, should increase North West Shelf LNG capacity by approximately 50%. In December 2001, two Echo Yodel condensate wells were commissioned, three months earlier than initially planned.

     -- We have a 10% equity shareholding in the Abu Dhabi Gas Liquefaction Company (ADGAS), which in 2001 supplied 5.4 million tonnes of LNG, up 4% on 2000.

                                  GAS AND POWER


     The Gas and Power business was created to market our substantial natural gas reserves and to develop a leading gas and power marketing and trading business. Since its inception, we have been investing in both organizational capability and capital assets to grow this new business segment.

     The business is organized into three activities: natural gas marketing and trading; international natural gas and liquefied natural gas (LNG); and power activities. On January 1, 2001, the NGL business, located in North America, was transferred to the Gas and Power business from Refining and Marketing and is included in the marketing and trading activities. On January 1, 2002, the solar, renewables and alternative fuels business activities were transferred to the Gas and Power business from Other Businesses and Corporate. Also from that date the segment has been renamed Gas, Power and Renewables.

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                2001      2000       1999
                                                               -----     -----      -----
                                                                        ($ million)

Turnover ................................................     39,208    21,013      8,073
Total replacement cost operating profit .................        521       571        437
Total assets.............................................      5,313     6,605      2,831
Capital expenditure and acquisitions.....................        359       336         81

     Marketing and trading activities within the stream are focused on the relatively open and liberalized natural gas and power markets of North America, the United Kingdom and certain parts of the Rest of Europe, although elements of long-term natural gas contracting activity are also still included within the Exploration and Production business segment. Our business is built on the foundation of our major natural gas supply reserves being within or in close proximity to these markets. As natural gas and power markets converge, our entry into power marketing and trading is a logical extension of our natural gas business. We market and trade BP and third-party natural gas and, to a much lesser extent, power and related energy management services. Our NGL business, a part of our North America marketing and trading activities, is engaged in the processing, fractionation and marketing of ethane, propane, butanes and pentanes extracted from natural gas.

     International natural gas and LNG activities involve developing opportunities to monetize our upstream natural gas resources, and as such, are conducted in close collaboration with the Exploration and Production business. Our international natural gas strategy is to capture a disproportionate share of growth in the international demand for natural gas and is focused on growing natural gas markets including the USA, Canada, Spain and many of the emerging markets of the Asia Pacific region, notably China, where substantial demand growth is expected. LNG activities are focused on the marketing and trading of BP and third party LNG. There is close linkage between the LNG supply activities in the upstream business and Gas and Power's LNG marketing and trading activities.

     In addition to power marketing and trading activities noted above, we are involved in several gas-fired power generation projects. Our power strategy focuses on projects that either monetize our equity natural gas and/or cogeneration projects on Group sites that contribute additional value from the reduction of Group power costs and/or enable excess power to be sold.

Marketing and Trading Activities

     Our marketing and trading activities are concentrated in the markets of North America and the United Kingdom. Gas sales volumes have increased from 14.5 bcf/d in 2000 to 18.8 bcf/d in 2001. Most of this growth was realized in North America.

                                                                 Years ended December 31,
                                                                 ------------------------
Gas sales volumes (a)                                           2001      2000       1999
                                                               -----     -----      -----
                                                              (million cubic feet per day)
UK.......................................................      2,641     2,526      1,693
Rest of Europe...........................................        213       178        167
USA......................................................      8,327     6,524      4,047
Rest of World............................................      7,613     5,243      3,023
                                                               -----     -----      -----
Total....................................................     18,794    14,471      8,930
                                                               =====     =====      =====

------------
(a)    Includes marketing, trading and supply sales.

     Our policy toward natural gas price risk is described in Item 11 -- Quantitative and Qualitative Disclosures about Market Risk.

North America

     BP is the leading natural gas producer in North America, the world's largest natural gas market. We are building our natural gas and power marketing and trading business in North America upon this strong foundation. Our North American total natural gas sales volumes have grown from 5.4 bcf/d in 1999 to
9.7 bcf/d in 2000 and to 13.4 bcf/d in 2001. Of these  volumes,  4.1 bcf/d (2000
3.6 bcf/d) were supplied from BP upstream producing operations. The sales volumes were a mixture of sales to commercial and industrial customers, sales to trade counter parties and term sales.

     Our North America natural gas marketing and trading strategy seeks to maximize returns from building a distinctive network of connected assets, customers and activities thereby optimizing our portfolio and supply chain management and adding value through trading. These assets could be owned by BP or contractually accessed through agreements with our customers or other third parties. The extension of this network of assets is the principal purpose of our capital expenditure programme in North America for our marketing and trading activities.

                                                                 Years ended December 31,
                                                                 ------------------------
NGL sales volumes                                               2001      2000       1999
                                                               -----     -----      -----
                                                               (thousand barrels per day)
UK.......................................................         --        --         --
Rest of Europe...........................................         --        --         --
USA......................................................        221       154        115
Rest of World............................................        189       195        192
                                                               -----     -----      -----
Total....................................................        410       349        307
                                                               =====     =====      =====

     The transfer of the North American NGL business to Gas and Power in 2001 recognizes that NGLs are an integral part of the overall natural gas value chain and will also take advantage of our natural gas marketing and trading skill base in North America. The majority of BP's NGLs are marketed on a wholesale basis under annual supply contracts that provide for price redetermination based on prevailing market prices. 2001 sales volumes of NGL averaged 410 mb/d (2000 349 mb/d). NGLs are also supplied to our chemical and refining activities. We operate natural gas processing facilities across North America with a total capacity of 8.3 bcf/d. We own or have an interest in five fractionator plants in Canada and the United States. Two of these are located in Canada in Fort Saskatchewan, Alberta and Sarnia, Ontario, and three are located in the United States in Hobbs, New Mexico, Baton Rouge, Louisiana and Mont Belvieu, Texas.

United Kingdom

     The natural gas market in the UK is significant in size and is one of the most progressive in terms of deregulation when compared with other European markets. BP is the largest producer of natural gas in the UK. Total natural gas sales in the UK were 2.5 bcf/d in 2001, 2.5 bcf/d in 2000 and 1.7 bcf/d in 1999. Of these volumes 1.7 bcf/d (2000 1.7 bcf/d and 1999 1.3 bcf/d) were supplied from our upstream producing operations. Some of the natural gas is sold under long-term natural gas supply contracts to customers such as Centrica, the largest distributor of gas in the UK. However, the majority of natural gas sales are to commercial and industrial customers, power generation companies and via long-term supply deals with other gas wholesalers. We also trade physical natural gas on the UK spot market.

     From October 1, 2001 we have agreed to purchase 56 bcf of natural gas per annum for 15 years from Statoil, a Norwegian oil and natural gas producer. This is the first significant contract for natural gas supplies to the UK from the Norwegian continental shelf since the Frigg contract in 1977.

     We have a 10% interest in the Interconnector, a 1.9-bcf/d, 240-kilometre, 40-inch sub-sea natural gas pipeline between Bacton in the UK and Zeebrugge in Belgium, which effectively links the natural gas markets of the UK and Continental Europe.

Rest of Europe

     We are continuing to build a natural gas and power marketing and trading business in northern and southern Europe. Our interest in the European market is driven by the size and growth potential of the market, deregulation and the proximity of BP natural gas supplies.

     In northern Europe, we have established marketing activities in the Netherlands, Belgium, France and Germany. In March 2001, we acquired a 51% interest in Pmax Portfolio Management GmbH (Pmax), based in Hamburg, Germany. Pmax is an electricity marketing company, which markets electricity to medium and large customers in Germany. This investment has enabled the growth of our energy marketing business in Germany and extends our energy services and trading opportunities within northern Europe.

     As part of the Veba deal, we announced the proposed divestment of our 25.5% interest in Ruhrgas. This sale has since been prohibited by Germany's Federal Cartel Office although the decision is being appealed to the German Economics Ministry, which is expected to rule in mid-2002.

     In southern Europe we maintained our focus on Spain and Italy. The Spanish natural gas market has continued to grow and it is liberalizing largely ahead of the rest of continental Europe. We built on our position of being the first foreign company to secure a licence permitting us to market natural gas to industrial consumers outside the former monopoly, by growing the business to maintain some 7% of the eligible industrial market by the end of 2001. To achieve our growth, BP emerged with the maximum 25% share allowed from the Release Gas programme run by the Spanish authorities (this was the programme which required the incumbent Spanish natural gas supplier, Gas Natural, to release 150 bcf of natural gas to new entrants over a 2 year period from December 2001) and we added a major LNG supply contract from a Middle Eastern supplier backed by leasing an LNG carrier. We used the power commercializer license we were awarded in December 2000 to market power to a set of test industrial consumers in Spain's liberalized power market. Italy continues to be a significant and growing natural gas and power market (the second largest in Continental Europe) which is liberalizing and presenting opportunities to us.

International Gas and LNG

     Our international natural gas and LNG activities are focused on developing worldwide opportunities to capture international natural gas growth and to monetize our upstream natural gas resources.

     Construction is underway on the Bahia de Bizkaia project in Bilbao, Spain, an integrated 97.1 billion cubic feet per annum LNG import/regasification and 800 megawatt combined cycle, gas-fired power generation facility. BP has a 25% equity share in the facility and BP equity natural gas from Trinidad and Tobago will supply the facility. After regasification of the LNG, approximately 40% of the natural gas will feed the power plant, while the remaining natural gas will be fed into the local natural gas distribution system.

     China is another area of activity. Currently, natural gas meets only two percent of China's energy needs, but this is expected to increase significantly. BP announced in March 2000 that it had plans to form a natural gas marketing joint venture with PetroChina aimed at supplying the growing energy markets of eastern China. Longer term, the alliance allows BP to be involved in marketing natural gas from East Siberia where BP has an interest in the substantial undeveloped Kovyktinskoye field. In 2001, BP was selected as the foreign partner in the joint venture tasked to develop the Guangdong project, China's first LNG import terminal near the city of Shezhen. Phase 1 of the project will have a capacity of 3 million tonnes a year and an associated 300 kilometres of pipeline to link the terminal to the region. Guangdong is due on stream in 2006.

     In a major step forward for the Pertamina and BP operated Tangguh LNG Project in eastern Indonesia, Pertamina signed a Letter of Intent (LOI) in November 2001 for delivery of LNG to GNPower of the Philippines. The LOI provides for an exclusive period for Pertamina and GNPower to negotiate the supply of LNG from Tangguh field.

     The development of the LNG business requires the development of appropriate LNG shipping capacity. During 2000, BP ordered two LNG tankers from Samsung Heavy Industries for delivery in 2002 and 2003, together with options for a further three ships. The first of these options was exercised in the first quarter of 2001 for delivery in 2003.

     As described under the heading Exploration and Production -- Midstream activities -- Liquefied Natural Gas, our major LNG supplies are from Trinidad and Tobago, VICO in Indonesia, ADGAS in Abu Dhabi and the North West Shelf in Australia.

Power Activities

     This business sector primarily participates in (i) power projects that support monetization of our equity natural gas and (ii) cogeneration projects on advantaged BP sites e.g., refining and chemical manufacturing sites. In addition to power marketing and trading discussed above, we are also involved in three power generation construction projects, including the Bahia de Bizkaia project covered above.

     Following the announcement of power development plans at BP's largest refining and petrochemical complex, located in Texas City, Texas, construction work at the site began in 2001 for the development of a 570-megawatt (MW) cogeneration plant as a 50:50 joint venture with Cinergy Solutions, Inc. This project is expected to provide low-cost steam, power and process heat to our refining and chemicals businesses. The project is further expected to provide improved generation efficiency, reduced power costs and reduced nitrogen oxide emissions at the site. BP will supply natural gas to the plant and its excess generation capacity will be used to support power marketing and trading activities.

     In  December  2000,  our 400 MW  gas-fired  power  plant  project  at Great
Yarmouth in the UK entered its commissioning phase. Commissioning has been delayed throughout 2001 due to technical problems. Work is underway with the view to making it fully operational during 2002. We plan to operate this project as a merchant plant, i.e. a power plant that sells electric power to 'spot' customers, and BP is expected to provide natural gas to the plant.

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

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                2001      2000       1999
                                                               -----     -----      -----
                                                                        ($ million)

Turnover (a).............................................    120,233   107,883     60,143
Total replacement cost operating profit..................      3,625     3,523      1,614
Total assets.............................................     43,102    45,785     26,099
Capital expenditure and acquisitions.....................      2,415     8,693      1,571

                                                                      ($ per barrel)
Global Indicator Refining Margin (b).....................       4.06      4.22       1.24
----------

     (a) Excludes BP's share of joint venture turnover of $403 million in 2001, $13,112 million in 2000 and $17,117 million in 1999.

(b) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

     There are four key components of the Refining and Marketing stream each with its own focus and strengths. In refining, the focus is on top-quartile performance; to measure this we primarily use the regional refining surveys by Solomon Associates to assess our competitive position against benchmarked industry measures such as costs per barrel. In retail, the focus is on high-growth geographical areas and customer segments through the convenience-store market. In lubricants, the focus is on capitalizing on the leading Castrol and BP brands, potentially giving increased growth in both margin and volume. Finally, with respect to the stream's commercial and industrial activities, such as aviation, we focus on attractive customer segments to capture margin and growth.

     Refining and Marketing manages a portfolio of assets that we believe are competitively advantaged across the chain of downstream activities. Such advantage may derive from several factors, including location, operating cost and physical asset quality.

     We are one of the leading refiners and marketers of gasoline and hydrocarbon products in the USA. We have extensive retail and commercial businesses in the UK, the Rest of Europe, Australasia, Africa and South East Asia. Worldwide, BP continues to be a leading marketer of fuels, served by a refining network with key refineries among the top performers in their regions.

     The merger of BP and Amoco on December 31, 1998 and the acquisitions of ARCO, Burmah Castrol and ExxonMobil's interest in the fuels business of the BP/Mobil European joint venture in 2000 substantially strengthened our position in refining and marketing in the USA, UK, and Western Europe.

     With effect from February 1, 2002, BP acquired Veba Oil's retail and refining assets in Germany and Central Europe. The Veba acquisition makes BP the market leader in Germany and Austria, and substantially strengthens BP's position in Poland and in several other Central European countries. Veba's retail stations are branded Aral. Veba has interests in five high quality clean fuels refineries in Germany.

     In 2001, BP completed the integration of Burmah Castrol, sold its Mandan, North Dakota, and Salt Lake City, Utah refineries and restructured its commercial business in Northern Europe. Growth in the number of employees in other areas was more than offset by these activities with employee numbers decreasing from 67,000 at the start of the year to 64,600 at the year end.

Refining

     In refining, our key objective is to safely operate an advantaged refining system more profitably than those of our competitors. For BP, advantaged characteristics relate to supply - the refinery's position in relation to the market; clean fuels - how the refinery supports our clean fuels strategy; and integration value - how the refinery adds value by virtue of integration with other parts of the Group's business. Refining's focus remains continued safe, reliable, and efficient operations, income growth, and increased supply of cleaner burning transport fuels for BP's Clean Cities programme.

     In line with the Company's global refining strategy, to retain only those refineries that either provide advantaged supplies for its marketing operations, or are integrated with other parts of the business, BP completed the sale of its Salt Lake City, Utah, and Mandan, North Dakota refineries to Tesoro, on September 6, 2001. BP has reached agreement with Giant Industries, Inc. for Giant to acquire BP's wholly owned Yorktown, Virginia refinery; the sale is anticipated to close in the second quarter of 2002. BP has also announced the intention to sell its 33% equity interest in the Singapore Refining Company
(SRC).

     In the US, BP owns and operates five large modern fuels refineries with extensive clean fuel capability consistent with our strategy. These are located in Texas City, Texas; Whiting, Indiana; Toledo, Ohio; Carson City, California; and Cherry Point, Washington.

     In Europe, BP operates seven fuels refineries. These are Bayernoil in Germany, Castellon in Spain, Coryton and Grangemouth in the UK, Lavera in France, Mersin in Turkey, and Nerefco in the Netherlands. All are wholly owned by BP except Bayernoil, Mersin, and Nerefco, where BP's equity interests are 55%, 68%, and 69%, respectively. Additionally, BP has a 17% equity interest in the Reichstett refinery in France, and wholly owns the Hamburg, Germany lubricants refinery. BP has announced a major restructuring project at the Grangemouth refinery in 2002 to increase the long-term competitiveness of the refinery and chemical complex.

     In the rest of the world BP operates three principal refineries. These are located at Bulwer Island, Australia, Kwinana, Australia, and Singapore. Both Australian refineries are wholly owned by BP.

     BP also has a 50% interest in the Durban, South Africa refinery, a 24% interest in the Whangarei, New Zealand refinery, and a 13% equity interest in the Mombasa, Kenya refinery.

     With effect from February 1, 2002 BP acquired a 51% stake in Veba Oil. Veba Oil owns the Lingen refinery and has interests in four other refineries - Gelsenkirchen (50%), Schwedt (18.75%), Miro (12%), and Bayernoil (12.5%). These interests are held through Ruhr Oil, a 50/50 joint venture with Petroleos de Venezuela SA (PdVSA). Veba's total net refining capacity amounts to roughly 310,000 barrels per day. Besides adding refining capacity in advantaged geographic areas, we believe that the addition of these plants will significantly enhance BP's clean fuels capability within Central Europe.

     The following table outlines by region the volume of crude oil and feedstock processed by BP for its own account and for third parties, and for the Group by other refiners under processing agreements. Corresponding BP refinery capacity utilization data are summarised.

                                                                 Years ended December 31,
                                                                 ------------------------
Refinery throughputs                                            2001      2000       1999
                                                               -----     -----      -----
                                                                (thousand barrels per day)

UK (a)...................................................        364       324        271
Rest of Europe (a).......................................        663       602        540
USA......................................................      1,526     1,625      1,340
Rest of World............................................        376       365        371
                                                               -----     -----      -----
                                                               2,929     2,916      2,522
For BP by others.........................................         14        12         19
                                                               -----     -----      -----

Total....................................................      2,943     2,928      2,541
                                                               =====     =====      =====

Refinery capacity utilization
Crude distillation capacity at December 31, (a) (b)......      3,259     3,203      2,801
Crude distillation capacity utilization (c)..............         94%       95%        95%
  USA....................................................         95%       97%        95%
  Europe.................................................         94%       96%        94%
  Rest of World..........................................         93%       87%        96%

----------

(a)  Includes the BP share of the BP/Mobil joint venture until August 1, 2000.

(b) The crude distillation capacity figures are based on gross rated capacity, which assumes no loss of capacity due to shutdowns. The figures for 2001 reflect the sale of the Salt Lake City, Utah and Mandan, North Dakota refineries. The figures for 2000 reflect the unwinding of the BP/Mobil European joint venture, the Alliance, Louisiana refinery sale, and the acquisition of ARCO's two west coast fuels refineries: Carson City, California and Cherry Point, Washington.

(c) Crude distillation capacity utilization is defined as the percentage utilization of capacity per calendar day over the year after making allowances for average annual shutdowns at BP refineries (i.e. net rated capacity).

Marketing

     Marketing comprises three business areas: Retail, Commercial and Industrial, and Lubricants. We market a comprehensive range of refined oil products worldwide. These products include gasoline, gasoil, marine and aviation fuels, heating fuels, LPG, lubricants and bitumen.

     The following table sets out refined product sales by area. A significant increase in sales was achieved in 2001 as a result of the full year impact of the acquisition in 2000 of ARCO, Burmah Castrol and ExxonMobil's interests in the BP/Mobil European fuels business.

                                                                 Years ended December 31,
                                                                 ------------------------
Sales of refined products (a)                                   2001      2000       1999
                                                               -----     -----      -----
                                                                (thousand barrels per day)
Marketing sales:
  UK (b)(c)..............................................        266       256        235
  Rest of Europe (b).....................................      1,062       901        794
  USA....................................................      1,866     1,783      1,427
  Rest of World..........................................        603       480        423
                                                               -----     -----      -----
Total marketing sales (d)................................      3,797     3,420      2,879
Trading/supply sales (d).................................      2,409     2,103      1,816
                                                               -----     -----      -----
Total refined products...................................      6,206     5,523      4,695
                                                               =====     =====      =====
                                                                      ($ million)
Proceeds from sale of refined products (b)...............     82,241    74,239     41,497

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

     The following table sets out marketing sales by major product group:

                                                                 Years ended December 31,
                                                                 ------------------------
Marketing sales by product                                      2001      2000       1999
                                                               -----     -----      -----
                                                                (thousand barrels per day)
Aviation fuel............................................        515       474        366
Gasolines................................................      1,659     1,512      1,298
Middle distillates.......................................      1,077       945        765
Fuel oil.................................................        351       338        319
Other products...........................................        195       151        131
                                                               -----     -----      -----
Total marketing sales ...................................      3,797     3,420      2,879
                                                               =====     =====      =====

     In marketing our aim is to grow our customer base, both in existing and new markets - in terms of attracting new customers and by covering a wider geographic area. We are aiming at increasing our revenue per customer by attracting retail customers to spend more in convenience stores and business customers to spend more on value-added services and solutions.

     Our objective is to create a more capital-efficient, higher-return business by differentiating where we choose to invest directly from where we seek to invest through partners. In addition we recognize that our customers are demanding a wider choice of fuels, particularly fuels that are cleaner and more efficient. Through our integrated refining and marketing operations we believe we are able to meet these customer needs.

     During 2001 we continued implementation of our clean fuels initiative with BP marketing cleaner fuels in 113 cities at December 31, 2001.

Retail

     In retail, we differentiate between two distinct segments: a fuels segment in which we only supply fuel to retail customers through dealers and jobbers, and a convenience segment, incorporating an integrated fuel and convenience store offering, the operation of which will either be directly managed or franchised. We plan to concentrate our investment primarily in developing additional store space on existing real estate in our core metropolitan markets.

                                                                 Years ended December 31,
                                                                 ------------------------
Shop sales (a)                                                  2001      2000       1999
                                                               -----     -----      -----
                                                                        ($million)
UK.......................................................        458       357        265
Rest of Europe...........................................        904       663        569
USA......................................................      1,510     1,251        542
Rest of World............................................        362       353        365
                                                               -----     -----      -----
Total....................................................      3,234     2,624      1,741
                                                               =====     =====      =====
Direct-- managed.........................................      1,650     1,397        994
Franchise................................................      1,504     1,154        707
Shop alliances...........................................         80        73         40
                                                               -----     -----      -----
Total....................................................      3,234     2,624      1,741
                                                               =====     =====      =====


(a) Shop sales reported are sales through direct-managed stations, franchisees and the BP share of shop alliances. Sales figures exclude sales taxes and lottery sales but include quick service restaurant sales. The sales include the BP share of the relevant sales within the BP/Mobil European joint venture until August 1, 2000.

     Our retail network is concentrated in Europe and the USA, with established operations in Australasia and Southern Africa as well. We are developing networks in China, Poland and Russia.

     In 2001, we opened 335 new BP Connect sites primarily in the UK and US as part of our retail strategy that builds on our advantaged locations, strong market positions and brand. These new BP Connects include new sites, razed and rebuilt sites, and extensive upgrading and remodeling of some existing stations. The BP Connect sites offer our customers cleaner fuels, a wider range of services and a distinctive food offer. In addition, over 4,600 stations worldwide were reimaged to the new BP Helios.

     At the same time as we are rolling out the new convenience offer, we continue to improve the efficiency of our retail network by reducing operating costs through a process of regularly reviewing the network. Actions taken during 2001 have included divesting sites and networks, principally in those markets where our growth will be focused on a fuels only offer delivered through dealers and jobbers. Alongside this activity, we have continued to upgrade existing sites and invest in new sites, principally in markets where we believe there is growing demand for our full convenience offer.

     At December 31, 2001, there were approximately 26,800 BP, Amoco and ARCO branded service stations worldwide, some 2,200 less than at the end of 2000. The Veba Oil acquisition will add approximately 3,000 Aral-branded stations in Central Europe prior to regulatory required divestments. Subsequent to the integration of the Aral-branded stations the worldwide number of stations is expected to decline over the next few years as we continue to optimize the efficiency of our retail network.

     At December 31, 2001, BP's retail network in the USA comprised about 15,500 service stations of which approximately 10,600 were jobber owned. Developments in the USA during 2001 included the divestment of about 500 service stations in line with the strategy to concentrate ownership of real estate in markets designated for development of the convenience offer and stations and jobbers previously supplied from BP's Mandan, North Dakota and Salt Lake City, Utah refineries. In the US, we opened 196 BP connect sites and reimaged 1,525 stations to the new BP Helios.

     In the UK and the Rest of Europe, BP's network comprised about 7,500 service stations at December 31, 2001. We opened 80 BP Connects in Europe with the majority being in the metropolitan London area and reimaged throughout Europe approximately 3,000 stations to the new BP Helios image. The Veba acquisition has significantly strengthened our retail position in Germany and Central Europe making BP the market leader in Germany and Austria by adding over 2,500 stations in Germany and 155 stations in Austria. In Central Europe, Aral has over 130 stations in the Czech Republic, Slovakia and Hungary. The combination of the BP and Aral network in Poland makes BP the largest foreign oil company in Poland with over 270 stations. In Russia, we continued to expand our retail network by adding seven stations in 2001 bringing our total number of stations in the Moscow metropolitan area to 34 at December 31, 2001.

     At December 31, 2001 BP's retail network in the rest of the world comprised some 3,800 service stations. Our established networks are primarily in Australia, New Zealand, Southern Africa and South East Asia. BP is growing in China through two strategic alliances. BP's alliance with Petrochina in Guangdong Province in the coastal region of China had 201 stations at December 31, 2001, 105 of which BP reports as its share of the joint venture. BP has agreed in principle with Sinopec to form a second alliance through a joint venture to acquire, revamp or build 500 fuels service stations in the Zhejang Province, east China. The dual-branded service stations will sell gasoline produced by Sinopec and sell other petroleum products supplied by each partner. The Sinopec joint venture is expected to start development of sites in 2002. In addition, BP has 112 stations in Venezuela and 15 stations in Mexico. BP has agreed to sell its 21 service stations in Japan to Japan Energy with the sale expected to be completed in the first half of 2002. BP's exit from retail marketing in Japan is not expected to have any impact on its other business activities there.

Commercial and Industrial

     In our Commercial and Industrial business we aim to attract more customers through innovation in multi-product offers and cleaner fuels, packaged with a range of value-added services and solutions, thus aiming to increase customer spend and growth in volumes at above the rate of market growth. For example, our offer to Commercial and Industrial customers has expanded to include BP's flexible pricing mechanism complete with a range of clean fuels and energy saving lubricants. Our Commercial and Industrial business operates in Australasia, Europe, Southern Africa and the USA. In 2001, BP restructured its small volume domestic and commercial fuels business exiting some markets and consolidating operations in other markets.

     Our aviation business sells jet and other aviation fuels to airlines and general aviation customers as well as providing technical services to airlines and airports. During the last few years, our aviation business has strengthened its position in established markets and pursued opportunities in new or emerging markets. The business now markets in approximately 95 countries and is the third largest jet fuel supplier globally. The effect of the events of September 11, 2001 has been a reduction in aviation sales volumes.

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

     BP markets through its two major brands, Castrol and BP, and several secondary brands including Duckhams and Veedol. The Veba acquisition will increase our lubricants position in Central Europe as the Aral brand is integrated into the BP Lubricants organization.

     Our  lubricants   business  is  organized  by  market  segment.   The  main
characteristics of each part of the business are as follows:

     Consumer markets: We supply lubricants, other products and related business services to intermediate customers (for example retailers, workshops) who in turn serve end-consumers (car, motorcycle, leisure craft owners) in the mature markets of Europe and North America and also in the fast growing markets of the developing world (Asia, India, Middle East, South America and Africa). The Castrol brand is recognized worldwide and we believe it provides us with a significant competitive advantage.

     Commercial vehicle and general industrial markets: We supply lubricants and lubricant related services to automotive manufacturers and other industrial customers.

     Marine market: We supply lubricants and fuels, on a global basis, to major shipping companies as well as to small fishing vessel operators. We are the leading global participant in the marine lubricants market and operate a network of offices and supply points in more than 900 ports across 90 countries. During 2000, we formed an innovative global strategic partnership 'Marine Alliance' with Unitor, a major supplier of marine consumables, to supply a full range of products and services to marine customers. This partnership is targeting market growth through supplying an expanded range of products and services.

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

     We transport crude oil to our refineries principally by ship and through pipelines from our import terminals. We have interests in seven major crude oil pipelines in the UK and the Rest of Europe and sixteen in the USA.

     Bulk products are transported between refineries and storage terminals by pipeline, ship, barge, and rail. Onward delivery to customers is primarily by road. We have interests in nine major product pipelines in the UK and the Rest of Europe and six in the USA.

     During 2001 BP sold several transportation assets directly connected with BP refineries that had been divested including the products pipelines associated with the Alliance, Louisiana refinery, the products and crude lines associated with the Mandan, North Dakota refinery, and BP's 43.75% interest in the Frontier Pipeline crude oil pipeline associated with the Salt Lake City, Utah refinery.

     BP also sold its 26.5% interest in the Pacific Pipeline in June 2001, and in March 2002 sold its interests in three Rocky Mountain pipelines.


Shipping

     BP Shipping owns or operates an international fleet of crude and product tankers and LNG carriers carrying cargoes for the Group and for third parties. It also offers a wide range of services to Group and third party marine customers.

     At December 31, 2001 the Group controlled or operated an international fleet of five Product Carriers, totalling approximately 0.19 million deadweight tons (dwt). Excluding BP companies in the USA, the Group had fourteen crude oil tankers (six Very Large Crude Carriers (VLCCs), and eight Medium Crude Carriers) totaling approximately 2.88 million dwt.

     It also had an interest in six LNG carriers which are dedicated to transportation of Australian North West Shelf natural gas.

     BP Companies in the USA had 19 tankers (ten Large Crude Carriers, four Medium Crude Carriers and five Product Carriers), totalling approximately 1.84 million dwt on long-term charter. BP owns four barges totalling 0.1 million dwt and has four vessels under construction totalling 0.64 million dwt.

     In addition, a large number of small vessels are used by Group companies around the world.

                                    CHEMICALS

     Our Chemicals business is a major producer of petrochemicals through subsidiaries, joint ventures and associated undertakings. BP has operations principally in the USA and Europe. We are increasing our activities in the Asia-Pacific region. Chemicals is also responsible for the supply, marketing and distribution of chemical products to bulk, wholesale and retail customers.

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                2001      2000       1999
                                                               -----     -----      -----
                                                                        ($ million)

Turnover (a).............................................     11,515    11,247      9,392
Total replacement cost operating profit .................        128       760        686
Total assets.............................................     15,098    13,674     13,021
Capital expenditure and acquisitions.....................      1,926     1,585      1,215
                                                                         ($/tonne)
Chemicals Indicator Margin (b)...........................        108(c)    126 (d)    114

----------

(a) Excludes BP's share of joint venture turnover of $102 million in 2001, $67 million in 2000, and nil in 1999.

(b) The Chemicals Indicator Margin (CIM) is a weighted average of externally based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha olefins, acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibers, plastic fabrications, poly-alpha olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(c) Provisional. The data for the current year is based on eleven months of actual data and one month of provisional data.

(d)  Restated following review of product margins with Chem Systems.

     Chemicals margins are subject to industry cyclicality. The external drivers of our results in 2001 were determined by market demand levels, new industry supply starting up, pressures on feedstock prices, portfolio restructuring and business combination activity. In 2002, the chemical industry's external environment is expected to continue to see margins under pressure.

     Our strategy is to create competitive advantage in petrochemicals through adding value to Group hydrocarbons, industry cost leadership, world-leading technology, strong market positions, and a bias to high growth products.

     The Chemicals portfolio comprises three main sectors:

     Aromatics and Derivatives. This sector comprises the production and conversion of Aromatics (Xylenes) into Purified Isophthalic Acid (PIA) and Purified Terephthalic Acid (PTA). PIA and PTA are chemical intermediates that are used in the production of fibres, containers, films and coatings.

     Olefins and Polymers. The Olefins sector covers the production of the basic building blocks of chemical intermediates, such as ethylene and propylene. These are used in our polymers businesses to produce a wide range of polymers for commonly used products such as packaging, coatings, lubricants and detergents.

     Intermediates. This business sector adds value to raw materials produced by our other chemicals activities and includes acetic acid and other derivatives. Intermediates are used by the automotive, construction, engineering plastics and resins, consumer goods and packaging industries.

     Management of the portfolio is underpinned by five strategic tenets:

     Adding value to BP Group hydrocarbons. As the petrochemicals arm of an oil major, we believe this is a key element of our competitive advantage, notably by allowing us to combine feedstock, refining and chemical processing across large integrated sites/systems.

     Industry cost leadership. Continuing competitive pressures in the chemicals industry require an enduring focus on cost reduction and we have made cost management an important ongoing part of our business. We plan to continue to reduce underlying costs in 2002 through a number of targeted actions, such as achieving lower unit cost procurement, higher efficiency in our conversion processes and utilizing new technology applications. We also intend to continue to manage costs structurally by focusing our investment on a limited number of world-class manufacturing sites. By limiting the number of sites, we benefit from increased economies of scale and integration of chemical operations along the various value chains associated with our portfolio.

     World leading technology. We believe technology will continue to distinguish the most successful companies from their competitors. Leading technology makes us a preferred supplier and a preferred joint venture partner. We intend to maintain and extend our leadership in the fundamental technologies that underpin our core businesses. BP already has a number of leading technologies in operation and is currently investing in production capacity, utilizing recent breakthroughs in butanediol, vinyl acetate monomer and ethyl acetate manufacture.

     Strong market positions. This can be measured in a number of ways, such as market share, growth potential or performance in terms of returns. We have global leadership in paraxylene (PX), PTA, acetic acid, acrylonitrile, trimellitic anhydride (TMA) and a number of other products. We have also instituted a programme of marketing initiatives to improve our commercial capability. The programme includes developments in e-commerce, including the introduction of web-based marketing channels.

     Bias to higher growth products. The majority of the BP portfolio is in market sectors that have historically grown more rapidly than the industry average.

     We will therefore continue to focus our portfolio by investing in areas offering a good fit and divesting where there is insufficient alignment with the strategic tenets described above.

     During 2001, we implemented or announced a number of structural changes that should significantly strengthen our position as the petrochemicals arm of an integrated energy company. The most significant structural changes were as follows:

     -- In May 2001 we acquired from Bayer the 50% of Erdoelchemie we did not already own.

     -- In November 2001 we finalized a transaction with Solvay, aimed at strengthening our polymers businesses in both Europe and the United States. Solvay has transferred its US and European polypropylene businesses to BP. The two companies have combined their European and US high-density polyethylene (HDPE) businesses to form BP Solvay Polyethylene Europe (BP share 50%) and BP Solvay Polyethylene North America (BP share 49%), respectively. In addition, BP has transferred its engineering polymers business to Solvay.

     -- In February 2002 BP acquired a majority stake in Veba Oil, based in Germany. Veba's petrochemicals business, based at Gelsenkirchen and Munchmunster, with net ethylene capacity of 0.7 million tonnes per year, will help meet BP's future chemical feedstock needs in the region.

     We intend to divest the Fabrications, Fabrics and Fibers, and Burmah Castrol Chemicals businesses when the external environment is favourable as these businesses do not satisfy the five strategic tenets described above.

Manufacturing Facilities

     BP has large-scale manufacturing facilities in Europe and the USA. The Group's major sites, with our share of their capacities are: Grangemouth (2,851 kilotonnes per annum (ktepa)) and Hull (1,615 ktepa) in the UK; Lavera (1,825 ktepa) in France; Marl (628 ktepa) and Koln (4,276 ktepa) in Germany; Geel (2,075 ktepa) in Belgium; and Texas City, Texas (2,654 ktepa), Chocolate Bayou, Texas (3,285 ktepa), Decatur, Alabama (2,176 ktepa), and Cooper River, South Carolina (1,332 ktepa) in the USA.

     We also aim to grow in the Asia-Pacific region, which offers prospects for demand growth. The intention is to build further on the positions that the Group now holds in the region through planned investment and commercial relationships, such as joint ventures. Our share of capacity in Asia amounts to about 3,000 ktepa as follows: Indonesia (550 ktepa), Korea (828 ktepa), Malaysia (1,291 ktepa), Taiwan (663 ktepa), China (107 ktepa), Philippines (60 ktepa) and Japan (43 ktepa).

                                                                 Years ended December 31,
                                                                 ------------------------
Production by region (a)                                        2001      2000       1999
                                                               -----     -----      -----
                                                                     (thousand tonnes)

UK.......................................................      3,125     3,137      3,737
Rest of Europe...........................................      7,925     6,713      5,993
USA......................................................      8,943     9,874      9,917
Rest of World............................................      2,723     2,341      2,206
                                                              ------    ------     ------
Total production.........................................     22,716    22,065     21,853
                                                              ======    ======     ======

----------

(a) Includes BP share of joint ventures, associated undertakings and other interests in production.

     The following table shows BP production capacity by major products and by product group at December 31,2001.

                                                                           Intermediates
                                               Aromatics         Olefins             and
                                         and Derivatives    and Polymers    Fabrications     Total
                                         ---------------    ------------   -------------    ------
                                                         (thousand tonnes per annum)
Purified terephthalic acid.............            5,594              --              --     5,594
Ethylene...............................               --           4,004              --     4,004
Paraxylene.............................            2,702              --              --     2,702
Polypropylene..........................               --           3,091              --     3,091
Styrenics..............................               --           1,538              --     1,538
Polyethylene...........................               --           2,483              --     2,483
Acetic acid/anhydride..................               --              --           2,260     2,260
Linear/poly alpha-olefins..............               --              --           1,280     1,280
Acrylonitrile..........................               --              --             949       949
Other .................................              151           3,281           4,534     7,966
                                                  ------          ------          ------    ------
Total production capacity (a)                      8,447          14,397           9,023    31,867
                                                  ======          ======          ======    ======

------------

(a) Includes BP share of joint ventures, associated undertakings and other interests in production.

     The production capacity increase from 2000 of approximately 5,000 ktepa resulted from our acquisition of the 50% share of Erdoelchemie, the Solvay transaction and organic growth from new plants and de-bottlenecking.

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

Aromatics and Derivatives

     The leading market positions of our key products give us access to a wide range of high-quality options, in terms of both investments and growth. We strive to be number one or two in terms of market share in the markets in which we compete, and we are currently a global leader in PTA and PX. Our strategy has been to bias our portfolio towards products that have been growing at a rate of approximately 8-10% per year. This is approximately three times the rate of global economic growth and compares with an estimated average of 4% for the petrochemicals industry as a whole.

Products

     PTA is important as a raw material for the manufacture of polyester; PIA is used for isopolyester resins and gel coats; napthalene dicarboxylate (NDC) is used for photographic film and specialized packaging.

     BP is the world's largest producer of PTA, with an interest in approximately 21% of the world's PTA capacity. PTA is manufactured at Cooper River, South Carolina and Decatur, Alabama, in the USA, Geel in Belgium, and Kuantan in Malaysia. We also produce PTA through Samsung Petrochemical Company
(SPC) in Korea (BP 35%), China America Petrochemical Company (CAPCO) in Taiwan (BP 50%), PT Ami in Indonesia (BP 50%), Rhodiaco in Brazil (BP 49%) and TEMEX in Mexico (BP 8.55%). The site in Taiwan is the largest PTA production site in the world, followed by our Cooper River site, which is the second largest. These two, together with the Korean and Decatur sites, represent four of the five largest PTA production sites in the world.

     PIA is produced in Joliet, Illinois; Geel, Belgium; and by the AGIC joint venture (BP 50%) with Mitsubishi Gas Chemical Company in Japan. NDC is produced at our plant in Decatur, Alabama.

     BP is one of the world's largest producers of PX and metaxylene (MX), the feedstocks for PTA and PIA, respectively. PX and MX are produced from mixed xylene streams acquired from BP refineries and third party producers. The Aromatics and Derivatives business is largely integrated, using our manufactured PX as feedstock for the production of our PTA product.

Major Activities

     -- Two new PTA plants are under construction in China and Taiwan, which will use BP's new PTA technology. The Zhuhai (BP 85%) unit in China should add 350-ktepa capacity. A new plant at our CAPCO joint venture in Taiwan (BP 50%) should add a further 700-ktepa capacity. The new Zhuhai and CAPCO units are both expected to commence operation in 2003.

     -- Advanced manufacturing technology projects were completed at Texas City and Decatur during 2001. These initial projects are part of a broader plan to implement the introduction of leading edge process technology and control systems.

     -- The de-bottlenecking of the PTA No. 3 unit at Geel was successfully completed, increasing capacity by 100 ktepa to 600 ktepa. This project had demonstrated the ability to stretch our in-house technology.

     -- Options were developed for site and technology for the next European PTA investment (PTA No. 4). This is intended to be a world-scale development sited in northwestern Europe to take account of integration with customers and feedstock.

     -- Joint efforts with Downstream resulted in a project to source PX feedstock from BP Group refineries. This project has the two aims of enabling northwestern European refineries to meet the increasingly strict gasoline aromatic content regulations and bringing feedstock supply for PX in house.

     -- BP, in collaboration with several industry partners, has developed a polyethylene terephthalate (PET) beer bottle that is believed to be technically best in class and cost competitive with glass. Market evaluation and roll out is expected to occur in the first half of 2002. The vision is to establish PET as a competitive third packaging material in the global beer market, developing substantial new markets for BP's polyester intermediate product lines.

Olefins and Polymers

     Our goal is to achieve a strong polymers market position. Through the dissolution of our Appryl joint venture we acquired operational control of a polypropylene plant at Grangemouth, UK. The Solvay deals increase our polypropylene business and our interests in global HDPE and the additional 50% share of Erdoelchemie (now called BP Cologne) represents an increase of some 10% of our total chemicals production volumes. The Veba acquisition further enhances our olefins production capability. In addition to these business-repositioning changes, we will continue to invest in our existing businesses. We aim to build on our existing technology base, which includes metallocene catalyst, the proprietary technology used in Innovene, our gas-phase polyethylene production process. Our product portfolio is biased to differentiated products, such as HDPE and polypropylene, which are further enhanced as a result of the Solvay transaction.

Products

     We produce and market the basic petrochemical building blocks, known as feedstocks, that are used primarily as raw material for other chemical products. Feedstock chemicals are derived from the steam cracking of liquid and gaseous hydrocarbons. The olefins - ethylene, propylene and butadiene - are produced by crackers at Grangemouth, UK; Lavera, France (Naphtachimie - BP 50%); Cologne, Germany and Chocolate Bayou, Texas. Olefins are also manufactured by Ethylene Malaysia Sdn. Bhd. (BP 15%) at Kertih, Malaysia. Our production share of the Veba crackers at Gelsenkirchen and Munchmunster will be added during 2002. These crackers produce the raw materials for the production of derivative products including polyethylene, polypropylene, acrylonitrile, styrene, ethanol and ethylene oxide, which are also produced at various BP plants.

     The polymers product line includes polypropylene, used for moulded products, fibres and films; polyethylene, used for packaging, pipes and containers; and styrene polymers, used in packaging and containers. We are the second-largest producer of polypropylene in the world. Polypropylene is manufactured at Chocolate Bayou, Deer Park and Cedar Bayou, Texas; Antwerp and Geel, Belgium; Sarralbe, France and at Carson City, California. In addition, BP operates a new polypropylene plant at Grangemouth, UK, commissioned during 2000, and from 2001 we have an interest in the manufacturing joint venture at Lavera, France. BP has its own proprietary polypropylene technology.

     During 2001 BP gained clarification on the license to operate with metallocene catalysts for its Innovene gas phase polyethylene process, following an agreement between BP and other interested parties. The combination of metallocene catalysts with the Innovene process produces differentiated polyethylene film products that have an improved balance of performance and processability compared to traditional metallocene or Ziegler-Natta based materials.

     We are one of Europe's leading producers of polyethylene; the world's most widely used plastic. BP operates linear low-density polyethylene (LLDPE) plants at Grangemouth in the UK and Cologne in Germany. Cologne also produces low-density polyethylene (LDPE). We also produce LLDPE through PT Peni (BP 75%) at Merak, Indonesia and through Polyethylene Malaysia Sdn. Bhd. (BP 60%) at Kertih, Malaysia. BP Solvay Polyethylene Europe (BP 50%) has HDPE plants at Grangemouth, UK; Antwerp, Belgium; Sarralbe and Lavera, France; and Rosignano, Italy. In addition BP Solvay Polyethylene North America (BP 49%) has a HDPE plant at Deer Park, Texas.

     We operate styrene monomer plants at Texas City, Texas in the USA and Marl in Germany. Polystyrene plants are operated at Marl and Wingles in France and Trelleborg in Sweden. Expanded polystyrene plants are operated at Wingles and Marl.

Major Activities

     -- A 270-ktepa ethylene expansion at Grangemouth was commissioned late in 2001. The expansion boosts Grangemouth's ethylene capacity to 1 million tonnes. This additional production will feed new derivative plants at both Grangemouth and Hull.

     -- BP completed the purchase of Bayer's 50% stake in Erdoelchemie (renamed BP Cologne) in May 2001.

     -- The transaction with Solvay has made BP the world's second largest producer of polyproylene (and the largest in North America) and positioned BP as the world's fourth-largest polyolefins producer. However, due to the current difficult business environment, we idled 205 ktepa of polypropylene capacity at Chocolate Bayou in the fourth quarter of 2001 and in March 2002 we announced its permanent closure. Also in March 2002 we announced the closure of our 261 ktepa polypropylene facility at Cedar Bayou.

     -- Restructuring programmes were begun at sites in Cologne, Lavera and Grangemouth to realize incremental integration value.

     -- The company announced its intention to shut down an older polyethylene production unit, Rigidex 2, within the Grangemouth chemicals site. BP also closed its LDPE manufacturing operations at Wilton on Teesside due to difficult market conditions.

     -- During 2001 the Chocolate Bayou and Texas City sites were integrated into a single management structure to increase standardization and take advantage of the overall scale and buying power of the combined BP chemicals and refining activities in south Houston.

     -- A major fire at Chocolate Bayou in February 2001 was managed safely and efficiently with operations restored by July and with minimal impact to customers or internal businesses. Record production volumes were achieved in October as operations became fully restored.

     -- Late in 2001 we increased our interest in the Carson City refinery polypropylene unit from 67% to 85%.

     -- In light of continuing difficult market conditions in the Philippines, BP is reassessing its involvement in the Bataan Polyethylene Co. plant (BP 39%).

     -- In December 2001 BP, Sinopec and SPC announced the formation of SECCO (BP 50%) which plans to build a $2.7 billion petrochemicals complex near Shanghai. The complex is expected to begin operation in 2005. In January 2002 we announced a loan agreement worth $1.8 billion with nine domestic and two international banks to fund two-thirds of the project.

Intermediates

     As with Aromatics, we aim to be number one or two in terms of market share in markets where we compete. New investments will build on existing leadership positions and distinctive technology.

Products

     The intermediate businesses add value to raw materials produced by our other chemicals businesses and include acetic acid and its derivatives; a range of solvents and industrial chemicals; linear alpha-olefins (LAOs); polybutenes; acrylonitrile; TMA, used by the automotive, construction, consumer goods, and packaging industries; butanediol (BDO), used in synthetic materials and engineering plastics; and maleic anhydride (MAN), used in a wide range of plastics and resins.

     We are a major  supplier of acetic  acid,  a versatile  chemical  used in a variety of products such as foodstuffs, textiles, paints, dyes and pharmaceuticals. BP has acetyls operations in Europe, the USA, in Korea through Samsung - BP Chemicals (BP 51%), in China through Yangtze River Acetyls Company (BP 51%) and in Malaysia through BP Petronas Acetyls Sdn. Bhd.(BP 70%)

     In Korea, the Asian Acetyls Company (BP 34%) operates a 150-ktepa vinyl acetate monomer (VAM) plant. A new 250-ktepa VAM plant at Hull was commissioned during 2001 and the VAM plant at Baglan Bay in Wales is due to close during 2002.

     BP is a leading supplier of polybutene which we manufacture at Whiting, Indiana and at Lavera, France. A plant at Texas City, Texas is due to cease production in 2002. Polybutene is used in fuel additives, lubricants, adhesives, sealants, cable filling compounds, personal care products, tackified polyethylene, explosives and many other products.

     LAOs are used in the production of polyethylene, for the manufacture of plasticizers for polyvinyl chloride, for the manufacture of poly alpha-olefins for synthetic lubricants, for the production of biodegradable surfactants, in synthetic-based drilling muds for the oil field and for a host of other intermediate and final products. LAOs are produced at our facilities in Pasadena, Texas; Joffre, Alberta and Feluy, Belgium.

     BP is a leading supplier of poly alpha-olefins, high viscosity index materials primarily used in the production of high performance, environmentally friendly, synthetic lubricants and motor oils. These materials are manufactured at our facilities in Deer Park, Texas and Feluy, Belgium.

     BP is the world's largest producer and marketer of acrylonitrile. We operate two acrylonitrile plants at Green Lake, Texas and Lima, Ohio. Green Lake, with a capacity of 460 ktepa, is the largest acrylonitrile production site in the world. Acrylonitrile is also produced at Cologne, Germany and through a capacity rights agreement with Sterling Chemicals at Texas City, Texas. Additionally, BP is the world's largest producer and marketer of acetonitrile, primarily sold into pharmaceutical applications.

     The anhydride business unit produces TMA and MAN at Joliet, Illinois, and is the world's largest producer of TMA. In 2000, we entered the global market for BDO using our proprietary technology in a world-scale plant at Lima, Ohio. BDO and its derivatives are used in pharmaceuticals, a variety of personal care products, plastics, auto parts and sports clothing.

Major Activities

     -- The new 220-ktepa ethyl acetate plant at Hull was commissioned successfully in June 2001. The 110-ktepa ethanol plant at Grangemouth is nearing mechanical completion and is due to start up during 2002. The ethyl acetate investment is based on BP's innovative 'direct addition' method, which uses ethylene and acetic acid and does not require ethanol as a raw material. To supply ethylene to the new plants a pipeline has been installed between Teesside and Hull, linking into the UK ethylene network.

     -- First production was achieved from a new 250-ktepa VAM plant at Hull late in 2001. The plant uses the proprietary BP LEAP technology based on a fluid bed catalyst. The plant will replace production from Baglan Bay and the Enichem toll manufacturing agreement at Porto Marghera. The capacity of the new plant is planned to increase to 300 ktepa.

     -- We completed construction of a 250-ktepa LAO facility at Joffre in Alberta, Canada. The plant started up in the fourth quarter of 2001 and is operating smoothly.

     -- During 2001, both the phthalic anhydride and phthalates plants at Hull were closed. These units are being demolished during 2002. Late in 2001, we announced the closure of the S24 Acetate plant at Hull. The plant, which manufactured 175 ktepa of ethyl acetate, iso-propyl acetate and butyl acetate closed at the end of 2001. Also during the fourth quarter of 2001 we announced the sale of our butyl acetate business to Ineos. The sale will include the transfer of the 60-ktepa plant at Antwerp.

     -- We announced the cessation of the production of alcohols on our site at Pasadena, Texas. The 60-ktepa plant will stop during the fourth quarter 2002 when this site will concentrate on the production of LAOs.

     -- The proposed 65-ktepa TMA plant at our existing PTA complex in Kuantan, Malaysia has advanced to construction bid stage. As a consequence of current market conditions, this TMA plant construction has been temporarily suspended.

                         OTHER BUSINESSES AND CORPORATE

     Other Businesses and Corporate comprises Finance, BP Solar, the Group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities worldwide.

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                2001      2000       1999
                                                               -----     -----      -----
                                                                        ($ million)

Turnover.................................................        783       249        198
Total replacement cost operating loss....................       (556)   (1,110)      (826)
Total assets.............................................      8,073    11,970      2,643
Capital expenditure and acquisitions (a).................        563    30,616        284

-----------

(a) Capital expenditure and acquisitions in 2000 includes $27,506 million for the acquisition of ARCO and $994 million for the acquisition of interests in PetroChina and Sinopec.

     Finance co-ordinates the management of the Group's major financial assets and liabilities. From locations in the UK, Europe, the USA and the Asia-Pacific region, it provides the link between BP and the international financial markets, and makes available a range of financial services to the Group including supporting the financing of BP's projects around the world.

     Moody's and Standard and Poor's have assigned long-term debt ratings to BP of Aa1 and AA+, respectively.

     Finance has in place a European Debt Issuance Programme (DIP) and a US Shelf Registration under each of which the Group may raise an aggregate of $6 billion of debt for maturities of one month or longer. At March 26, 2002, the amount drawn down against the DIP was $564 million, and $1,500 million against the US Shelf Registration.

     BP Solar. Our solar energy business increased production and shipments by 30% compared with 2000, selling a total of 55 megawatts (MW) of solar panel generating capacity (2000, 42 MW). Major projects in 2001 included the purchase of a new Madrid facility that will be one of the world's largest solar plants when the production facility upgrade is completed in late 2002, and the completion of a $48 million project to power 150 Philippine villages - the largest solar energy project to date.

     Coal activity consists of our 50% interest in PT Kaltim Prima Coal, an Indonesian company. This company operates an opencast coal mine at Sangatta in Kalimantan, Indonesia.

     Aluminium. Our aluminium business is a non-integrated producer and marketer of rolled aluminium products, headquartered in Louisville, Kentucky, USA. Production facilities are located in Logan County, Kentucky and are jointly owned with Alcan Aluminum. The primary activity of our aluminium business is the supply of aluminium coil to the beverage can business.

     Investments in China. During 2000 BP made two strategic investments in China, one of the world's fastest growing economies. BP invested $416 million in the China Petroleum and Chemical Corporation (Sinopec) and $578 million in PetroChina in the initial public offerings of both companies. BP has a 2.2% interest in each company. Separately, BP announced plans to form joint ventures with both companies: in natural gas marketing and fuels retailing with PetroChina and in fuels and petroleum products marketing and chemicals with Sinopec. PetroChina and Sinopec are two of China's major companies in the oil and chemicals businesses.

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

     Renewables and alternative fuels. In renewables we are further building expertise in wind energy with plans to construct a wind farm at our jointly owned Nerefco refinery in the Netherlands. We are exploring market opportunities for hydrogen and fuel cells through participation in various industry projects and organizations promoting fuel cells and hydrogen fuels. Examples include a joint project with DaimlerChrysler, First Bus, Transport for London and the Energy Savings Trust to introduce three hydrogen fuel cell buses to England's capital; and BP and Singapore's Economic Development Board (EDB) have signed a letter of intent to build hydrogen refueling stations for future Singapore motorists.

     Insurance. The Group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered an economic means of financing losses for the Group. Losses will therefore be borne as they arise, rather than being spread over time through insurance premia with attendant transaction costs. The position is reviewed periodically.

     Integrated supply and trading. During 2001, BP brought together the trading activities in Gas and Power, Refining and Marketing and Finance under single leadership. As Chemicals develops trading activities, they will be included as well. The financial results of the trading activities will remain with the business streams. This change provides the opportunity to improve our knowledge transfer, risk management, control and assurance processes and to optimize our systems investment.

                       REGULATION OF THE GROUP'S BUSINESS

United Kingdom

     Licensing. Pursuant to, among other things, The Petroleum Act 1998, all petroleum existing in its natural condition in strata in the UK or beneath its territorial waters (including its continental shelf) is the property of the Crown, and licences to explore for and produce it may be granted, subject to conditions, by the Secretary of State for Trade and Industry (Secretary of State). These conditions include provisions relating to the term of the licence, the imposition of specific drilling obligations, environmental protection controls, controls over the development and decommissioning of oil and natural gas fields (including restrictions on production) and the payment of royalties.

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

     Petroleum revenue tax. Petroleum revenue tax (PRT) was abolished in the Finance Act 1993 in respect of oil and natural gas fields given development consent on or after March 16, 1993 (Non-Taxable Fields). Profits from Non-Taxable Fields are charged to corporation tax under general principles. PRT is still charged on profits from fields given development consent before that date (Taxable Fields). PRT is charged in relation to Taxable Fields on profits from oil (which includes natural gas except where specifically excluded by statute) won under licences granted under either the Petroleum (Production) Act 1934 or the Petroleum (Production) Act (Northern Ireland) 1964. It is charged on a field-by-field basis, at the rate of 50% for chargeable periods ending after June 30, 1993 (75% for periods ending on or before that date), on the assessable profit arising in each chargeable period (normally the six months ending on June 30 and December 31 in each year), as reduced by any allowable losses and by an oil allowance (unless the maximum amount of oil allowance has already been used), and subject in certain years to an overall limit (safeguard). PRT is also chargeable on any consideration received in connection with the use by other fields and the disposal of certain 'qualifying assets', the expenditure on which is allowable for PRT, subject to an allowance in the case of the use of assets by fields which are themselves liable to PRT.

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

     Royalties. Royalty is charged on the value of production from certain licences, in most cases payable at a rate of 12.5%. Royalty has been abolished for fields which received development consent after March 31, 1982. Production licences contain provision for Royalty to be charged and separate rules (called modes) will apply dependant on where the licence is located and when it was issued. There are seven separate modes for calculating Royalty. Royalty is calculated by reference to six month chargeable periods (CP) ending on June 30, and December 31, with a return and payment made two months after the end of the CP. Certain modes provide for relief of conveying and treating expenditure. The relief varies considerably depending upon which mode applies. Some modes provide no relief for expenditure.

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

                            ENVIRONMENTAL PROTECTION

Health, Safety and Environmental Regulation

     The Group is subject to numerous national and local environmental laws and regulations concerning its products, operations and activities. Current and proposed fuel and product specifications under a number of environmental laws will have a significant effect on the production, sale and profitability of many of our products. Environmental laws and regulations also require the Group to remediate or otherwise redress the effects on the environment of prior disposal or release of chemicals or petroleum substances by the Group or other parties. Such contingencies may exist for various sites including refineries, chemicals plants, natural gas processing plants, oil fields, service stations, terminals and waste disposal sites. In addition, the Group may have obligations relating to prior asset sales or closed facilities. Provisions for environmental restoration and remediation are made when a clean-up is probable and the amount is reasonably determinable. Generally, their timing coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The provisions made are considered by management to be sufficient for known requirements.

     The extent and cost of future environmental restoration, remediation and abatement programmes are often inherently difficult to estimate. They depend on the magnitude of any possible contamination, the timing and extent of the corrective actions required and BP's share of liability relative to that of other solvent responsible parties. Though the costs of future restoration and remediation could be significant, and may be material to the results of operations in the period in which they are recognized, it is not expected that such costs will have a material impact on the Group's overall financial position or liquidity.

     The Group's operations are also subject to environmental and common law claims for personal injury and property damage caused by the release of chemicals, hazardous materials or petroleum substances by the Group or others. Proceedings instituted by governmental authorities are pending or known to be contemplated against BP and certain of its US subsidiaries under US federal, state or local environmental laws, each of which could result in monetary sanctions in excess of $100,000. No individual proceeding is, nor are the proceedings as a group, expected to have a material adverse effect on BP's consolidated financial position or profitability.

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

     For a discussion of the Group's environmental expenditures see Item 5 -- Operating and Financial Review and Prospects -- Environmental Expenditure.

Kyoto Protocol

     In December 1997, at the Third Conference of the Parties to the United Nations Framework Convention on Climate Change in Kyoto, Japan, the participants agreed on a system of differentiated internationally legally binding targets for the first commitment period of 2008-2012. The range of targets in Annex I countries (OECD, former Soviet Union and Eastern Bloc countries) against 1990 levels of emissions is from -8% to +10% for a basket of the six main greenhouse gases. The USA agreed, subject to ratification by the Senate, on a reduction of 7%, and the European Union on a reduction of 8%. EU member states have undertaken differentiated commitments on the basis of 'burden sharing' to meet the overall Community target. If these targets are to be met, some reduction in the use of fossil fuels would be required within countries which have ratified the Kyoto treaty, although a portion of the reduction in emissions will be delivered by switching to lower carbon fuels (for example natural gas). The impact of the Kyoto agreements on global energy (and fossil fuel) demand is expected to be small (see International Energy Agency Global Energy Outlook, 2000 Edition).

     At the Seventh Conference of the Parties to the United Nations Framework Convention on Climate Change, held in Marrakech in November 2001, broad agreement was reached on many of the outstanding issues with the Kyoto Protocol. In order to achieve this, a number of concessions were made. The result is that if implemented, the agreement will be likely to lead to approximately a 1.5% reduction in greenhouse gas emissions in total across those countries expected to participate. Overall, global emissions will continue to increase, as the energy demand of the developing nations continues to increase strongly. It is therefore likely that, in the medium term, the global demand for fossil fuels will increase, with gas taking the largest share of that growth.

Legislation and Regulation

     The following is a summary of significant health, safety and environmental legislation affecting the Group in 2001.

United States

     The Clean Air Act and its regulations require, among other things, new fuel specifications and sulphur reductions, enhanced monitoring of major sources of specified pollutants; stringent air emission limits on chemical plant, refinery, marine and distribution terminals; and risk management plans for storage of hazardous substances.

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

     The Risk Management Plan regulations under the Clean Air Act require that any non-exempted facility that processes or stores a threshold amount of a regulated substance prepares and implements a risk management plan to detect, prevent and minimize accidental releases. The primary components of the programme require undertaking an offsite hazard assessment, preparing a response plan and dialogue with the local community.

     Additionally, the Clean Air Act imposes specifications for motor vehicle fuels that significantly impact petroleum refining, transportation and marketing operations. In nine urban areas with the highest ozone levels, reformulated gasoline (RFG) containing oxygenates, lower levels of benzene, lower volatility and reduced nitrogen oxides emissions was introduced beginning January 1995. The levels of volatility and nitrogen oxides emissions standards were tightened again in January 2000, with the introduction of Phase II RFG. BP manufactures and markets fuels in some of these nine areas, as well as in other areas that chose to join the RFG programme.

     Since 1992, gasoline sold during the winter in approximately 40 metropolitan areas with higher carbon monoxide levels must have higher levels of oxygenates such as methyl-tertiary-butyl-ether (MTBE) and ethanol. BP is providing such oxygenated fuels in a number of US markets. Recently some environmental groups and legislators have expressed opposition to the continued use of MTBE as an oxygenate. California has recently announced a ban on the use of MTBE, effective January 2003, due to groundwater contamination and public health concerns. Other states and the US Congress have either passed or are considering legislation to restrict or eliminate the use of MTBE. Some metropolitan areas have been able to achieve compliance with carbon monoxide standards and terminate their wintertime oxygenated fuels programmes.

     At the end of 1999, the US Environmental Protection Agency (EPA) promulgated its Tier 2/Gasoline Sulphur Programme. This programme will impose new tailpipe emission standards on all passenger vehicles while lowering the allowable gasoline sulphur content. The gasoline sulphur standards will be phased in from 2004 to 2006.

     Beginning 1993, the Clean Air Act limited highway diesel fuel sulphur content to 500 parts per million. BP has been producing this fuel in many of its US markets. At the end of 2000, the EPA adopted rules reducing highway diesel sulphur limits to 15 parts per million. These rules will take effect in June 2006. The Act also requires service stations located in certain ozone non-attainment areas to install equipment to capture gasoline vapours released during refueling.

     In 2001, EPA finalized new gasoline toxic emission baseline requirements, effective January 2002. This requires refiners to maintain current levels of over-compliance with toxic emissions performance standards that apply to RFG and anti-dumping standards that apply to conventional gasoline. Both the new gasoline and highway diesel rules will necessitate significant capital expenditures additions or upgrades to current refining facilities and may render some product lines or facilities uncompetitive.

     The Clean Air Act also requires installation of 'maximum achievable control technology' (MACT) over a ten-year period at certain types of industrial facilities that release certain specified toxic chemicals. Additional controls could be required if the EPA determines that an unacceptable residual risk remains after installation of MACT. The EPA has finalized MACT control requirements for certain categories of chemical plants, refineries, gasoline marketing terminals and marine terminals. Additional regulations on some sources in petroleum refineries were proposed in 1998. These were expected to be finalized in 2001 but were deferred by the new Administration. They will likely be promulgated in 2002 with compliance required 3 years later. In order to comply with the National Ambient Air Quality Standards, which were promulgated to protect public health, some states will be requiring large reductions in the emission of nitrogen oxides. This will require the addition of significant new controls on some refineries and chemical operations in the US.

     During 2001, BP entered into a consent decree with the EPA and several states that settled alleged violations of various Clean Air Act requirements at BP's refineries. This settlement, which largely addresses emissions of sulphur dioxide and nitrogen dioxide, requires the installation of additional controls at all of BP's US refineries at a cost, over at least an eight-year period, of approximately $500 million, and the payment of a $10 million penalty. The cost of installation of additional controls will be accounted for in line with BP's accounting policy for environmental expenditure. A one-time payment of the $10 million penalty was incurred in 2001.

     BP is also in the third year of implementing a plea agreement with the US Justice Department to develop, implement and maintain a nationwide environmental management system (EMS) consistent with the best environmental practices at all Group facilities engaged in oil exploration, drilling and/or production in the US and its territories. This programme is expected to cost approximately $15 million.

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

     During 1995 a final federal rule was issued regarding protection of the Great Lakes watershed which will have local and national impacts on water protection requirements. In July 2000, EPA promulgated a new rule that would impose total maximum daily limits (TMDLs) on discharges that would impair achievement of water quality objectives in many waterways. The US Congress did not provide EPA with funding to implement the rule, but work on TMDLs is ongoing under an earlier rule and new, more stringent limits on discharges from industrial facilities are expected to result. Many industries challenged EPA's new rule in court and in response, EPA deferred implementation of the rule while it reassessed its requirements.

     The  Oil  Pollution  Act  of  1990  (the  Oil  Pollution  Act  or  OPA  90)
significantly increased oil spill prevention requirements, spill response planning obligations and spill liability for tank vessels (tankers and barges) transporting oil, offshore facilities (such as platforms) and onshore terminals. To provide funds for response to and compensation for oil spills when the spiller is unable to do so, the Oil Pollution Act created a $1 billion fund which is funded by a tax on imported and domestic oil.

     The Oil Pollution Act requires that all new tank vessels operating in US waters have double hulls, and the phase out, between the years 1995 and 2015, of existing vessels without double hulls. Oil transporters, terminals and other handling facilities are most affected by the expanded technical and operational requirements under OPA 90. Regulations require businesses to provide certificates of financial responsibility and to maintain facility response plans that, among other things, identify and prepare for worst case spill scenarios. Owners and operators of covered facilities and vessels must also conduct emergency response training, consistent with regulations and with area and national contingency plans.

     The Prince William Sound port-specific vessel escort plan required by regulations that became effective late in 1994, was updated during 1995, including operational requirements such as enhanced tanker assist capabilities, rudder failure response procedures, and reduced speed in the Valdez Narrows, plus directives on communications and training. The latest Vessel Escort & Response Plan (VERP) was published in December 2001. It reflects significant enhancements made to the escort system such as the requirement to use the most powerful Voith-Schneider tugs in the US and equally powerful tractor tugs.

     BP has set performance objectives to enhance emergency preparedness and crisis management at all facilities, and to assure compliance with all related laws such as the Oil Pollution Act. These objectives are designed to be met through appropriate assessment, planning, training and routine exercises, and by the provision or identification of sufficient human and physical resources. BP has established a National Strike Team, the BP Americas Response Team, which consists of approximately 180 trained emergency responders at company locations throughout North America, which is ready to assist in a response to a major incident.

     The Resource Conservation and Recovery Act (RCRA) regulates the storage, handling, treatment, transportation and disposal of hazardous and non-hazardous wastes. It also requires the investigation and remediation of certain locations at a facility where such wastes have been handled, released or disposed of. RCRA requirements have become increasingly stringent in recent years, as the EPA expands the definition of hazardous wastes. BP facilities generate and handle a number of wastes regulated by RCRA and have units that have been used for the storage, handling or disposal of RCRA wastes that are subject to investigation and corrective action.

     Under the Comprehensive Environmental Response, Compensation, and Liability Act (also known as CERCLA or Superfund), waste generators, site owners, facility operators and certain other parties may be strictly liable for part or all of the cost of addressing sites contaminated by spills or waste disposal regardless of fault or the amount of waste sent to a site.

     Additionally, each state has laws similar to CERCLA. A federal tax on oil and certain chemical products was enacted to fund a part of the CERCLA programme but this tax has been suspended for several years while CERCLA reform legislation is debated in the US Congress.

     BP has been identified as a Potentially Responsible Party (PRP) under CERCLA and similar state statutes at approximately 800 active sites. A PRP has joint and several liability for site remediation costs and so BP may be required to assume, among other costs, the share attributed to insolvent, unidentified or other parties. BP has the most significant exposure for remediation costs at 63 of these sites. For the remaining sites, the number of PRPs ranges from 20 to
200. BP expects its share of remediation costs at these sites to be small. BP has estimated its potential exposure at all sites where it has been identified as a PRP and has accrued provisions accordingly. BP does not anticipate that its ultimate exposure at these sites individually, or in the aggregate, will be significant except as reported for ARCO in the matters below.

     Pursuant to the authority provided under Superfund, the State of Montana has pursued claims against ARCO for compensation alleging damage to natural resources arising out of ARCO's predecessors' mining and mineral processing activities. In addition, a tribe was granted a limited form of intervention in the lawsuit, Montana vs. ARCO. The tribe, as alleged trustees, asserted claims against ARCO for alleged injury to and loss of natural resources located in the Clark Fork River Basin in southwest Montana. The United States Department of Interior also stated an intention to make a claim for natural damages in the Clark River Basin. These matters were settled in part in 1999, however, remaining for disposition are the State's claims for $206 million for restoration damages at several sites.

     On June 23, 1989, the EPA filed a CERCLA cost recovery action against Atlantic Richfield Company in the United States District Court for the District of Montana, for the oversight costs at several of the Upper Clark Fork River Basin Superfund sites. Litigation is proceeding on both the EPA's and ARCO's counterclaims against various federal agencies. In the counterclaims, ARCO seeks contributions from the federal agencies for remediation costs and for any natural resource damage liability ARCO might incur in Montana vs. ARCO. The settlements in Montana vs. ARCO, described above, resolved the claims and counterclaims in US vs. ARCO pertaining to one significant site and may provide a framework for possible future settlement of the remaining claims.

     The Group is also subject to claims made for natural resource damage (NRD) under several federal and state laws. This is a developing area under US law which could significantly impact the cost of some cleanups. NRD claims have been asserted by government trustees against several refineries and other company operations.

     Other significant legislation includes the Toxic Substances Control Act which, among other things, regulates the development, testing, import, export and introduction of new chemical products into commerce; the Occupational Safety and Health Act which, among other things, imposes workplace safety and health, training and process standards to reduce the risks of chemical exposure and injury to employees; and the Emergency Planning and Community Right-to-Know Act which requires emergency planning and spill notification as well as public disclosure of chemical usage and emissions. The Occupational Safety and Health Administration's Process Safety Management rule formalizes the procedures used in identifying and minimizing safety risks at facilities that use certain chemicals in excess of threshold quantities and also in conducting formal documented hazard reviews of covered processes.

     In 1993 the South Coast Air Quality Management District (AQMD), which regulates emissions from stationary sources within a four county area of Southern California, including Los Angeles County, adopted a programme requiring phased reductions of oxides of nitrogen and oxides of sulphur for certain facilities, including our Carson Refinery. The aggregate annual emissions of these pollutants will be reduced by 2003 by 80%. AQMD has created a pollution credits programme, in which we participate, that provides flexibility in achieving the requisite levels of emission reductions.

     See also Item 8 -- Financial Information -- Legal Proceedings.

United Kingdom and European Union

     A European Commission (the Commission) directive for a system of Integrated Pollution Prevention and Control (IPPC) was approved in 1996. This system is based upon ensuring environmental quality standards are not exceeded and the application of Best Available Techniques (BAT) taking into account cost-benefit analysis as a holistic approach. In the event that the use of BAT will fail to meet Environmental Quality Standards (EQS), plant emissions must be reduced further to meet the EQS. This encompasses, among other things, most activities and processes undertaken by the oil industry within the European Union. The European Commission has stated that it hopes that all processes to which it applies will be licensed by July 2005. All plants must be upgraded to BAT standards by November 2007. In the UK, the IPPC directive was implemented through the Pollution Prevention and Control regulations, which replaced UK Integrated Pollution Prevention and Control.

     The European Union Large Combustion Plant Directive sets emission limit values for sulphur dioxide, nitrogen oxides and particulates from large combustion plants. It also requires phased reductions in emissions from existing large combustion plants. Implementation by Member States was required by June 1990. In the UK, it has been given effect through the authorization mechanism in
Part 1 of the Environmental Protection Act 1990. Large combustion plants required an IPC application to be made by April 30, 1991. Upgrading to the BATNEEC standard is required at the earliest opportunity, at the latest by April 1, 2001. The European Commission has considered proposals to impose emission limit values on small combustion plants. A revised Large Combustion Plant Directive has been agreed and implementation is required by November 27, 2002. Plants will have to comply by 2008.

     As part of its overall programme to combat air pollution, the European Union (EU) has set stringent emission limits for new cars and commercial vehicles which are being implemented in stages. Beginning October 1994, the sulphur content of diesel fuel was limited to 0.2% and from October 1996 the limit was further reduced to 0.05%. Heating oils were initially limited to 0.2% with further reductions subject to review. In August, the Federal German Government adopted a regulation to encourage early introduction of low sulphur transport fuels by setting differential excise taxes for gasoline and diesel with maximum 50 parts per million sulphur content from November 2003, and for a maximum of 10 parts per million from January 2001. It also proposed that 10 parts per million sulphur fuels should be adopted at EU level. Implementation of the German regulation depends on tax derogations being agreed by the Commission and the other member states. The Commission made it clear that it will not consider 10 parts per million sulphur fuels within the current Auto/Oil Programme for implementation in 2005.

     In 1998, the EU adopted directives to set emission limits for cars and light vehicles to apply from 2000, together with specifications for gasoline and diesel fuel to apply from that date. Some member States indicate that they need energy product taxes to enable them to meet their Kyoto commitments, within the EU burden sharing agreement, and are already implementing national legislation. The Commission is also undertaking a second Auto/Oil Programme to propose changes to other gasoline and diesel fuel specifications from 2005, as well as non-technical measures designed to help meet air quality targets.

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

     The carbon monoxide and benzene directive is the second daughter Directive of 96/62/EC on ambient air quality assessment and management and prescribes, among other things, limit values and alert thresholds for carbon monoxide (CO) and benzene. For benzene, a limit value of 0.005 milligrams per cubic metre averaged over a calendar year applies. A margin of tolerance of 100%, to be progressively eliminated from 2003 to 2010, would apply. For carbon monoxide, a limit value of 10 milligrams per cubic metre will apply with a rolling 8-hour averaging period and a 50% margin of tolerance on entry into force, to be reduced to zero from 2003 to 2005.

     As part of its ozone strategy, the EU has taken action on volatile organic compounds (VOCs). In late 1994, the European Union adopted the so-called Stage 1 VOC controls which require a 90% cut in emissions over ten years from petroleum transport and storage. In November 1996, the Commission proposed a directive on control of emissions of organic solvents from the solvent-using industry which has the goal of combating low-level ozone by setting emission limits and, as an alternative, targets to be met by national plans. Existing installations would be required to reach compliance by 2007. This proposal was adopted as a Directive during 1998.

     EU emission reduction requirements together with reduced sulphur content in fuels may require significant modifications or capital expenditure at facilities and could make the continued operation of particular product lines and facilities uncompetitive.

     As part of a package to stabilize carbon dioxide emissions at 1990 levels by the year 2000, the European Commission proposed a combined carbon dioxide energy tax. In March 1997, the Commission proposed instead an energy tax that is intended to be fiscally neutral when applied by Member States. Though formally the proposal replaces the carbon dioxide energy tax proposal that had been blocked in Council, it has as its main objective to provide a harmonized framework by setting minimum levels for national excise taxes on energy products, and to allow Member States greater flexibility to offer tax incentives based on environmental criteria, whilst avoiding barriers to trade within the Single Market. Maximum sulphur levels for gasoline and diesel fuels to apply from 2005 were also agreed as 50 parts per million, which is 0.005% , and 35% maximum aromatic content for gasoline from the same date. In 1999, this was followed by emission limits for heavy commercial vehicles, also based on the Auto/Oil Programme conclusions. The Commission will make further proposals based on the results of its Auto/Oil II Programme and the review of the sulphur content of gasoline and diesel undertaken in parallel.

     The European Commission is committed to a harmonized EU approach to liability for environmental damage. This follows a 'green (discussion) paper' in 1992 that focused on a strict liability approach. The Commission issued a proposed directive in January 2002.

                         PROPERTY, PLANTS AND EQUIPMENT

     BP has freehold and leasehold interests in real estate in numerous countries throughout the world, but no one individual property is significant to the Group as a whole. See Exploration and Production under this heading for a description of the Group's significant reserves and sources of crude oil and natural gas. Significant plans to construct, expand or improve specific facilities are described under each of the business headings within this Item.

                            ORGANIZATIONAL STRUCTURE

     The significant subsidiary undertakings of the Group at December 31, 2001 and the Group percentage of equity capital (to nearest whole number) are set out below. The principal country of operation is generally indicated by the company's country of incorporation or by its name. Those held directly by the Company are marked with an asterisk (*).

Subsidiary                            Country of
undertakings                  %       incorporation        Principal activities
-------------                         -------------        -----------------
International
BP Chemicals Investments      100     England              Chemicals
BP Exploration Co.            100     Scotland             Exploration and production
BP International              100     England              Integrated oil operations
BP Oil International          100     England              Integrated oil operations
BP Shipping*                  100     England              Shipping
Burmah Castrol                100     England              Lubricants
Europe
UK
BP Capital Markets            100     England              Finance
BP Chemicals                  100     England              Chemicals
BP Oil UK                     100     England              Refining and marketing
Britoil                       100     Scotland             Exploration and production
Jupiter Insurance             100     Guernsey             Insurance
France
BP France                     100     France               Refining and marketing and chemicals
Germany
Deutsche BP                   100     Germany              Refining and marketing and chemicals
Netherlands
BP Capital BV                 100     Netherlands          Finance
BP Nederland                  100     Netherlands          Refining and marketing
Norway
BP Amoco Norway               100     Norway               Exploration and production
Spain
BP Espana                     100     Spain                Refining and marketing
Middle East
BP Egypt Gas                  100     USA                  Exploration and production
BP Egypt                      100     USA                  Exploration and production
Africa
BP Southern Africa             75     South Africa         Refining and marketing
Far East
Indonesia
BP Kangean                    100     Indonesia            Exploration and production
Singapore
BP Singapore Pte*             100     Singapore            Refining and marketing
Australasia
Australia
BP Australia                  100     Australia            Integrated oil operations
BP Developments Australia     100     Australia            Exploration and production
BP Finance Australia          100     Australia            Finance
New Zealand
BP Oil New Zealand            100     New Zealand          Marketing
Western Hemisphere
Canada
BP Canada Energy              100     Canada               Exploration and production
Trinidad
BP of Trinidad and Tobago      90     USA                  Exploration and production
Amoco Trinidad (LNG) B.V.     100     Netherlands          Exploration and production
USA
Atlantic Richfield Co.        100     USA                  (
BP America*                   100     USA                  (
BP Amoco Chemical Company     100     USA                  ( Exploration and production,
BP America Production Company 100     USA                  ( gas and power, refining
BP Company North America      100     USA                  ( and marketing, pipelines
BP Corporation North America  100     USA                  ( and chemicals
BP Products North America     100     USA                  (
BP West Coast Products        100     USA                  (
Standard Oil Co.              100     USA                  (


ITEM 5 -- OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                             GROUP OPERATING RESULTS

                                                                    Years ended December 31,
                                                                  --------------------------
Highlights                                                         2001      2000       1999
                                                                  -----     -----      -----
Turnover.......................................... ($ million)  174,218   148,062     83,566
Total replacement cost operating profit........... ($ million)   16,135    17,756      8,894
Replacement cost profit before exceptional items.. ($ million)    9,880    11,214      5,330
Replacement cost profit for the year.............. ($ million)    9,910    11,142      3,280
Historical cost profit for the year............... ($ million)    8,010    11,870      5,008
Profit per ordinary share (diluted)............... (cents)        35.48     54.48      25.68
Dividends per ordinary share...................... (cents)        22.00     20.50      20.00

     On January 1, 2001 the NGL business located in North America was transferred from Refining and Marketing to Gas and Power. Comparative information has been restated. For further information see Item 18 -- Financial Statements -- Note 46.

     During 2000 the Company acquired ARCO and Burmah Castrol plc (Burmah Castrol), and also purchased most of ExxonMobil's assets used by the fuels refining and marketing operation in Europe (the 2000 portfolio changes). BP's turnover and results in 2000 reflect the inclusion of ARCO and Burmah Castrol and the full consolidation of the European fuels joint venture from April 14, July 7 and August 1, 2000, respectively.

     The 2000 portfolio changes have a significant effect on year on year comparisons: 2001 includes a full year; 2000 includes ARCO, Burmah Castrol and the full consolidation of the European fuels business for varying parts of the year; and 1999 does not include them at all.

     The increase in turnover between 2000 and 2001 reflects a full year's contribution from the 2000 portfolio changes and higher natural gas sales volumes partly offset by the effect of lower oil and natural gas prices. The higher turnover in 2000 compared with 1999 reflects a contribution from the 2000 portfolio changes, higher oil and natural gas prices in Exploration and Production and higher natural gas volumes in Gas and Power.

     As well as reporting net income (profit after inventory holding gains and losses, calculated on a first-in, first-out basis), and after exceptional items (as defined by UK GAAP: profits and losses on sale of fixed assets and businesses or termination of operations and fundamental restructuring costs), BP also reports results on a replacement cost basis (excluding inventory holding gains and losses) and before exceptional items. In addition the Group discloses the amount and nature of special items which are non-recurring charges and credits that are not classified as exceptional items under UK GAAP. This is done in order to provide a more comparable basis to the results and disclosures of US companies and to indicate underlying trading performance undistorted by significant restructuring, integration and other one-off charges and credits. Special charges have been significant in 2001, 2000 and 1999. The discussion below addresses each of these various measures and disclosures.

     Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $9,880 million in 2001 compared with $11,214 million in 2000 and $5,330 million in 1999. In addition to exceptional items (as identified under UK GAAP), these results are after special charges of $1,058 million ($821 million after tax) $1,994 million ($1,454 million after tax) and $1,210 million ($876 million after tax), respectively; and depreciation and amortization of $2,477 million, $1,535 million and nil respectively arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000. The special items in 2001 primarily comprised Castrol, Erdoelchemie and Solvay integration costs, additional severance costs mainly related to former ARCO employees, and an impairment charge for our partner-operated Venezuelan Lake Maracaibo operations. Also included were costs related to rationalization of the European downstream commercial business and of our Grangemouth site in Scotland. The special items in 2000 primarily comprised ARCO, Vastar and Castrol integration costs, rationalization costs following the BP and Amoco merger, a provision against the Group's chemicals investment in Indonesia, environmental charges and asset
write-downs.   The  major  components  of  the  special  charges  in  1999  were integration costs, costs associated with the restructuring programme, write-downs in respect of asset impairments and project costs in respect of process improvement and outsourcing.

     The historical cost profit for 2001 was $8,010 million after inventory holding losses of $1,900 million and including net exceptional gains of $535 million ($30 million after tax). For 2000, the historical cost profit was $11,870 million, including inventory holding gains of $728 million and net exceptional gains of $220 million ($72 million loss after tax). The historical cost profit for 1999 was $5,008 million including inventory holding gains of $1,728 million and after charging net exceptional losses of $2,280 million ($2,050 million after tax).

                                                                 Years ended December 31,
                                                                 ------------------------
Special items                                                   2001      2000       1999
                                                               -----     -----      -----
                                                                        ($ million)
Restructuring, integration and rationalization costs
   BP....................................................        219       624        903
   ARCO (including Vastar)...............................        208       633         --
   Castrol...............................................        334       151         --
                                                               -----     -----      -----
                                                                 761     1,408        903
Provision against fixed asset investments................         --       181         --
Asset write-downs........................................        175        61        223
Litigation...............................................         60        63         60
Environmental charges....................................         --       170         --
                                                               -----     -----      -----
                                                                 996     1,883      1,186
Interest-- bond redemption charges.......................         62       111         24
                                                               -----     -----      -----
Total special items before tax...........................      1,058     1,994      1,210
                                                               =====     =====      =====

     The trading environment was generally favourable in the first half of 2001. Natural gas and oil prices remained high until clear evidence of the global economic slowdown emerged after the first few months. Business conditions deteriorated in the second half and have been weak since September 11.

     Oil prices were 15% down against the levels seen in 2000; refining margins were weak; retailing was fiercely competitive; and in the chemicals sector margins were at levels below those seen at the bottom of the previous business cycle.

     We achieved the targets for 2001 we had set in February 2001. Hydrocarbon production grew by 5.5% and underlying performance improvements reached $2.0 billion before tax.

     The $5.8 billion targeted reduction in the combined cost structure of the enlarged group (against a 1998 baseline) was achieved in 2001.

     The return on average capital employed (ROACE), based on replacement cost profit before exceptional items, was 12% (13% after adjusting for special items) compared with 16% (17% after adjusting for special items) in 2000 and 12% (13% after adjusting for special items) in 1999. Owing to the significant acquisitions that took place in 2000, the annual ROACE for 2000 has been calculated as the average of the four discrete quarterly ROACEs.

     Employee numbers increased slightly during 2001, as increases primarily related to the acquisition of Bayer's 50% interest in Erdoelchemie, the Solvay transaction and the Burmah Castrol chemicals businesses previously held for sale, were partly offset by downstream rationalization and a further decrease in former ARCO employees. The acquisitions of ARCO and Burmah Castrol in 2000 increased our employee numbers by approximately 25,000. Following integration and rationalization activities, some 3,000 employees had left by the end of 2000. In 1999, following the merger of BP and Amoco, some 16,000 employees left the Group through severance or outsourcing arrangements; a further 3,000 employees left in 2000. Of these, some 14,000 were based in the USA. The reductions in 1999 and 2000 arose mainly in Houston, Texas; Chicago, Illinois; and Cleveland and Warrensville, Ohio.

     In November 2001, BP announced that it will restructure operations at the Grangemouth refining and petrochemical complex in Scotland. The move is part of a series of initiatives and investments to significantly improve the plant's ability to compete in an increasingly difficult international refining and chemicals environment. The reorganization will streamline Grangemouth's three main activities - refining, petrochemicals and the Forties pipeline terminal - into a single organization, designed to simplify site operations while increasing reliability and efficiency. The restructuring is expected to result in the reduction of up to 1,000 jobs at Grangemouth over the next two years.

     Owing to the significant acquisitions that took place in 2000, in addition to its reported results, BP is presenting pro forma results adjusted for special items in order to enable shareholders to assess current performance in the context of our past performance and against that of our competitors. The pro forma result, adjusted for special items, has been derived from our UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure.

                                                                                                     Pro forma
                                                                                                        result
                                                                                                      adjusted
                                                                                                           for
Reconciliation of reported profit/loss to                                Acquisition     Special       special
pro forma result adjusted for special items                Reported     amortization (a)   items (b)     items
                                                          ---------     ------------     -------     ---------
                                                                                 ($ million)
Year ended December 31, 2001
Exploration and Production..........................         12,417            1,759         322        14,498
Gas and Power.......................................            521               --          --           521
Refining and Marketing..............................          3,625              718         487         4,830
Chemicals...........................................            128               --         114           242
Other businesses and corporate......................           (556)              --          73          (483)
                                                             ------           ------      ------        ------
Replacement cost operating profit...................         16,135            2,477         996        19,608
Interest expense....................................         (1,670)              --          62        (1,608)
Taxation............................................         (4,512)              --        (237)       (4,749)
Minority shareholders' interest.....................            (73)              --          --           (73)
                                                             ------           ------      ------        ------
Replacement cost profit before exceptional items....          9,880            2,477         821        13,178
                                                             ------           ======      ======        ------
   per ordinary share (cents).......................          44.03                                      58.73
                                                             ======                                     ======

Year ended December 31, 2000 (c)
Exploration and Production..........................         14,012            1,174         524        15,710
Gas and Power.......................................            571               --          --           571
Refining and Marketing..............................          3,523              440         595         4,558
Chemicals...........................................            760               --         276         1,036
Other businesses and corporate......................         (1,110)              --         488          (622)
                                                             ------           ------      ------        ------
Replacement cost operating profit...................         17,756            1,614       1,883        21,253
Interest expense....................................         (1,770)              --         111        (1,659)
Taxation............................................         (4,680)              --        (540)       (5,220)
Minority shareholders' interest.....................            (92)             (79)         --          (171)
                                                             ------           ------      ------        ------
Replacement cost profit before exceptional items....         11,214            1,535       1,454        14,203
                                                             ------           ======      ======        ------
   per ordinary share (cents).......................          51.82                                      65.63
                                                             ======                                     ======

Year ended December 31, 1999 (c)
Exploration and Production..........................          6,983               --         299         7,282
Gas and Power.......................................            437               --          --           437
Refining and Marketing..............................          1,614               --         242         1,856
Chemicals...........................................            686               --         247           933
Other businesses and corporate......................           (826)              --         398          (428)
                                                             ------           ------      ------        ------
Replacement cost operating profit...................          8,894               --       1,186        10,080
Interest expense....................................         (1,316)              --          24        (1,292)
Taxation............................................         (2,110)              --        (334)       (2,444)
Minority shareholders' interest.....................           (138)              --          --          (138)
                                                             ------           ------      ------        ------
Replacement cost profit before exceptional items....          5,330               --         876         6,206
                                                             ------           ======      ======        ------
    per ordinary share (cents)......................          27.48                                      32.00
                                                             ======                                     ======


----------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000. There was no acquisition amortization in 1999.

(b) The special items refer to non-recurring charges and credits reported in the year.

(c) 1999 and 2000 have been restated to reflect the transfer of the NGL business in North America from Refining and Marketing to Gas and Power.

Return on average capital employed (ROACE)                      2001      2000       1999
                                                             -------   -------    -------
                                                                        ($ million)

Replacement cost basis
Replacement cost profit before exceptional items............   9,880    11,214      5,330
Interest....................................................   1,670     1,770      1,316
Minority shareholders' interest.............................      73        92        138
                                                             -------   -------    -------
                                                              11,623    13,076      6,784
                                                             =======   =======    =======
Average Capital employed (a)................................  95,801    86,214     58,107
ROACE.......................................................      12%       16%        12%
                                                             -------   -------    -------
Pro forma and special items adjustments
Acquisition amortization....................................   2,477     1,614         --
Special items (post tax)....................................     775     1,343        876
Average capital employed acquisition adjustment (b).........  19,225    20,755         --
ROACE - Pro forma basis adjusted for special items (c)......      19%       23%        13%
                                                             -------   -------    -------
Historical cost basis
Historical cost profit after exceptional items..............   8,010    11,870      5,008
Interest....................................................   1,670     1,770      1,316
Minority shareholders' interest.............................      73        92        138
                                                             -------   -------    -------
                                                               9,753    13,732      6,462
                                                             =======   =======    =======
ROACE.......................................................      10%       17%        11%

----------

(a) Capital employed is defined as net assets plus total finance debt. As the acquisition of ARCO was completed in April 2000 and Burmah Castrol in July 2000, the average capital employed for 2000 has been calculated as the average of the four discrete quarters.

(b) Acquisition adjustment refers to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

(c) Based on the pro forma result adjusted for special items and capital employed excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.

Capital expenditure and acquisitions (a)                        2001      2000       1999
                                                                ----     -----      -----
                                                                        ($ million)

Exploration and Production..................................   8,627     6,383      4,194
Gas and Power...............................................     352       336         59
Refining and Marketing......................................   2,386     2,369      1,571
Chemicals...................................................   1,446     1,585      1,215
Other businesses and corporate..............................     389       498        204
                                                             -------   -------    -------
Capital expenditure.........................................  13,200    11,171      7,243
Acquisitions for cash.......................................     924     8,936        102
                                                             -------   -------    -------
                                                              14,124    20,107      7,345
Disposals...................................................  (2,903)   (4,559)(b) (2,441)
                                                             -------   -------    -------
Net Investment..............................................  11,221    15,548      4,904
                                                             =======   =======    =======

----------

(a)  2000 Excludes $27,506 million for the ARCO acquisition.

(b)  Excludes $6,803 million proceeds for the sale of ARCO assets.

     Capital expenditure and acquisitions in 2001, 2000 and 1999 amounted to $14,124 million, $47,613 million and $7,345 million, respectively. Acquisitions during 2001 included the purchase of Bayer's 50% interest in Erdoelchemie and a number of minor acquisitions. Expenditure for the year 2000 included the acquisition of ARCO, Burmah Castrol, the ExxonMobil share of the European Joint Venture and the minority interest in Vastar, 2.2% interests in PetroChina and Sinopec, and ExxonMobil's aviation lubricants business. Excluding acquisitions, capital expenditure for 2001 was $13,200 million compared with $11,171 million for 2000, reflecting our growth programme. Capital expenditure excluding acquisitions for 1999 was $7,243 million, reflecting reduced spending following the BP and Amoco merger.

     Capital expenditure in 2002 is likely to be around $12-13 billion. This is consistent with historic levels of investment of the enlarged group. By focusing on the better investment opportunities, this level of expenditure should permit investment in Exploration and Production aimed at enabling its targeted production growth of 5.5% in the medium term.

Dividends

     The total dividends announced for 2001 were $4,935 million, against $4,625 million in 2000. Dividends per share for 2001 were 22.00 cents, compared with
20.50 cents per share in 2000, an increase of 7%. Following the adoption of FRS 19 in 2002, BP intends to continue to pay dividends in the future of around 60% of its replacement cost profit before exceptional items after adjusting for special items and acquisition amortization, adjusted to mid-cycle operating conditions. Mid-cycle operating conditions reflect adjustments to prices, margins, costs and capacity utilization to levels which we would expect on average over the long term.

     The company also intends to continue the operation of the Dividend Reinvestment Plan (DRIP) for shareholders who wish to receive their dividend in the form of shares rather than cash. The BP Direct Access Plan for US and Canadian investors also includes a dividend reinvestment feature.

     Consistent with our pledge to return surplus funds to shareholders, a total of 154 million shares were repurchased and cancelled during 2001 at a cost of $1.3 billion. The repurchased shares had a nominal value of $38.5 million and represented 0.7% of ordinary shares in issue at the end of 2000. Since the inception of the share repurchase programme in 2000, 376 million shares have been repurchased and cancelled at a cost of $3.3 billion. No further repurchases were made during the first quarter of 2002. BP will seek approval from shareholders at the April 2002 annual general meeting to continue repurchasing shares. The approval would allow shares to be bought back as and when the Group's funding position permits.

Exceptional Items

     For 2001, net exceptional gains, consisting of the profit or loss on sale of fixed assets and businesses or termination of operations, were $535 million before tax. These represented the profits from the sale of the Group's interest in Vysis; the refineries at Mandan, North Dakota, and Salt Lake City, Utah; the Group's interest in the Alliance and certain other pipeline systems in the USA; and BP's interest in the Kashagan discovery in Kazakhstan, were partly offset by losses mainly related to the sale or closure of certain chemicals activities.

     Net exceptional gains were $220 million before tax in 2000, and related mainly to disposal profits on the sale of the Group's common interest in Altura Energy, the sale of the Alliance refinery and the divestment of exploration and production interests in Trinidad, the UK and the USA, partly offset by the loss on the sale of certain Venezuelan upstream interests and on the subvention of Singapore Aromatics Company bank loans in connection with the closure of our joint venture.

     In 1999 the net exceptional losses of $2,280 million before tax comprised restructuring costs of $1,943 million and a net loss on sales of fixed assets and businesses or termination of operations of $337 million. The restructuring costs arose from restructuring activity across the Group following the merger of BP and Amoco at the end of 1998 and related predominantly to the Group's US operations. The main areas of activity were the elimination of duplication in the former BP and Amoco operations and ongoing restructuring to adapt to the changing business environment, and some further outsourcing. The major elements of the restructuring charges comprised employee severance costs ($1,212 million) and provisions to cover future rental payments on surplus leasehold office accommodation and other property ($297 million). Also included in the restructuring charges were office closure costs, contract termination payments and asset write-offs. The cash outflow for these restructuring charges during 1999 was $976 million and in 2000 was $446 million.

     Sales of fixed assets and businesses or termination of operations in 1999 included the sale of distribution terminals and service stations in the USA mandated by the Federal Trade Commission in connection with the BP and Amoco merger. As part of the asset divestment programme, the Group disposed of its Canadian oil properties, its interest in the Pedernales oil field in Venezuela and certain chemicals operations.

Business Operating Results

       Total replacement cost operating profit, which is arrived at before inventory holding gains and losses, interest expense, taxation and minority interests, and before exceptional items, was $16,135 million in 2001, $17,756 million in 2000 and $8,894 million in 1999. The business results which follow are presented on this basis.

Exploration and Production

                                                                                    Years ended December 31,
                                                                                   --------------------------
                                                                                    2001      2000       1999
                                                                                    ----     -----      -----

Turnover.......................................     ($ million)                   28,229    30,942     19,133
Total replacement cost operating profit             ($ million)                   12,417    14,012      6,983
Results included:
  Exploration expense..........................     ($ million)                      480       599        548
Key statistics:
  Average BP oil realizations (a)..............     ($ per barrel)                 22.50     26.63      16.74
  Average West Texas Intermediate oil price....     ($ per barrel)                 25.89     30.38      19.33
  Average Brent oil price......................     ($ per barrel)                 24.44     28.44      17.94
  Average BP US natural gas realizations.......     ($ per thousand cubic feet)     3.99      3.72       2.06
  Average Henry Hub gas price (b)..............     ($ per thousand cubic feet)     4.26      3.90       2.27
Crude oil production (net of royalties) (c)....     (mb/d)                         1,931     1,928      2,061
Natural gas production (net of royalties) (c)..     (mmcf/d)                       8,632     7,609      6,067
Total production (net of royalties) (c) (d)....     (mboe/d)                       3,419     3,240      3,107

----------

(a)  Crude oil and natural gas liquids.

(b)  Henry Hub First of Month Index.

(c)  Includes BP's share of joint ventures and associated undertakings.

(d) Expressed in thousands of barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet : 1 million barrels.

     Turnover for 2001 was $28,229 million compared with $30,942 million in 2000 and $19,133 million in 1999. The lower turnover in 2001 compared with 2000 reflected the impact of lower oil and natural gas prices, partly offset by higher production, in part through the inclusion of ARCO for a full year. The increase in turnover in 2000 over 1999 resulted from the acquisition of ARCO in 2000 and the effect of significantly higher oil and natural gas prices partly offset by production lost through divestments.

     The replacement cost operating profit for 2001 was $12,417 million compared with $14,012 million in 2000 and $6,983 million in 1999. These results are after charging special items of $322 million, $524 million and $299 million respectively; and depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO acquisition of $1,759 million, $1,174 million and nil respectively. Special items for 2001 included a $175 million impairment of our partner operated Venezuelan Lake Maracaibo operations, following a technical reassessment, $77 million additional severance costs, $60 million litigation and $10 million restructuring costs related to the Grangemouth operating site in Scotland. The special charges in 2000 comprise mainly ARCO and Vastar integration costs. In 1999 special charges were asset write-downs and integration and rationalization costs following the BP and Amoco merger at the end of 1998.

     Compared with a year ago, 2001 profit reflects the oil price decrease of over $4 per barrel, partly offset by operational improvements and the inclusion of ARCO for the whole year, compared to only around nine months (from April 14) in 2000 and other portfolio changes.

     The increased profit for 2000 compared with 1999 reflected significantly higher oil and natural gas prices, the ARCO acquisition and operational improvements. Average realized oil prices were $9.89 a barrel higher than the prior year and North American natural gas prices (i.e. our principal gas market) were 76% above their 1999 level.

     Total hydrocarbon production for 2001 increased 5.5%, in line with our growth target. The reserve replacement ratio was 191% with 2.2 billion barrels of oil equivalent booked through extensions, discoveries, revisions and improved recovery. Replacement exceeded production for the eighth consecutive year.

     Hydrocarbon  production  in  2000  was  up 4% on  1999.  Higher  underlying
(excluding the net impact of acquisitions and divestments) natural gas production and the ARCO acquisition more than offset lower oil production caused by the disposal of our common interest in Altura Energy and other non-core properties and the effect of a reduced capital spending programme in 1999.

     In 2001, finding and development costs averaged $3.68 per barrel of oil equivalent, compared with $3.29 in 2000 and $3.21 in 1999. Unit lifting costs were $2.70 per barrel of oil equivalent compared with $2.60 in 2000 and $2.70 in 1999.

     In support of continued growth, 2001 capital expenditure, at $8.9 billion (including $0.3 billion of acquisitions), was nearly $2.5 billion higher than last year. During 2001, the Mad Dog development (BP 60.5% and operator), in the US Gulf of Mexico, was approved. Also, BP announced that the assets of Chernogorneft have been returned to Sidanco (BP 11.2%). This completes the restructuring of Sidanco with its debt substantially repaid and non-core assets disposed of. Sidanco is now positioned as a low-cost Russian producer.

     Our increased capital investment programme is beginning to bear fruit. During 2001 oil began to flow from the Northstar field offshore Alaska, 250 miles north of the Arctic Circle. Other significant projects went into production during the year, including the Crosby and Mica fields, both in 4,400 feet of water in the Gulf of Mexico, USA and the Girassol field, in 4,200 feet of water offshore Angola. To continue the development of our natural gas reserves in Trinidad, a new liquefied natural gas (LNG) processing plant is planned to start up in 2002, and the engineering and design work on an additional, larger plant has begun. The Horn Mountain, King's Peak and King fields in the Gulf of Mexico are also scheduled for start-up in 2002.

     We focused too on appraising and progressing our previous discoveries. In 2001, we sanctioned the Thunder Horse (previously known as Crazy Horse) and Holstein fields and the Mardi Gras pipeline in the Gulf of Mexico, as well as developments in Angola, Egypt, Alaska, Norway, Azerbaijan, Trinidad, Argentina and West of Shetland, UK. Exploration successes during the year included discoveries in Trinidad, Egypt and offshore Angola.

     We entered the detailed engineering phase of the Baku-Tbilisi-Ceyhan oil pipeline, scheduled to come on stream by 2005. This will link our growing oil reserves in the Caspian to markets all over the world.

     The effective application of the very best technology leads to higher productivity and improved performance. Once new technologies have been proved operationally, we apply them quickly and systematically across the Group to take advantage of our global scale. For example, in 2001 we used time-lapse 3-D seismic imaging in 19 North Sea fields to add new production and reserves, and successfully tested a lightweight mooring buoy system that should reduce drilling costs in deep water locations. We have also developed technologies to reduce the cost of producing and transporting LNG.

Gas and Power
                                                                 Years ended December 31,
                                                               --------------------------
                                                                2001      2000       1999
                                                                ----     -----      -----

Turnover..........................................($ million) 39,208    21,013      8,073
Total replacement cost operating profit...........($ million)    521       571        437
Total natural gas sales volumes (a)...............(mmcf/d)    18,794    14,471      8,930
Total NGL sales volumes...........................(mb/d)         410       349        307

----------

(a)  Includes marketing, trading and supply sales.

     The Gas and Power business is responsible for BP's world-wide natural gas marketing activities (although some long term natural gas sales contracts are also included within Exploration and Production) and all business development opportunities in natural gas, including gas-fired power generation.

     On  January  1,  2001,  the NGL  business  located  in  North  America  was
transferred  to  Gas  and  Power  from  Refining  and   Marketing.   Comparative
information has been restated.

     Turnover has increased from $8,073 million in 1999 to $21,013 million in 2000 and to $39,208 million in 2001. The increase across the three years is mainly attributable to higher sales volumes in the natural gas marketing and trading business.

     Replacement cost operating profit for 2001 was $521 million compared with $571 million in 2000 and $437 million in 1999. The 2001 result is down on 2000 due to a lower contribution from NGLs, partly offset by better results from marketing and trading and Ruhrgas. In 2000 the NGL business benefited from exceptionally strong margins which have returned to more normal levels in 2001.

     The higher profit in 2000 compared with 1999 reflected higher NGL margins and higher natural gas sales volumes.

     Gas sales increased from 8.9 billion cubic feet per day in 1999 to 14.5 billion cubic feet per day in 2000, and increased further to 18.8 billion cubic feet per day in 2001.

     Gas sales volumes were well ahead of our 2001 target, especially in North America where we are one of the largest natural gas marketers. In Spain, as part of our expansion into European natural gas, we consolidated our position as the leading new entrant to the deregulated natural gas market.

     In December 2001, Pertamina, our partner in the Tangguh, Indonesia natural gas project, signed a Letter of Intent with the project's first potential customer in the Philippines.

     Capital expenditure and acquisitions for 2001 was $359 million compared with $336 million in 2000 and included an additional investment in Green Mountain Energy Company. Expenditure for 2000 included $125 million for the first two instalments on two LNG ships and our initial investment in Green Mountain Energy Company.

Refining and Marketing
                                                                 Years ended December 31,
                                                                 -----------------------
                                                                  2001    2000 (a) 1999(a)
                                                                 -----   -----    -----

Turnover..................................($ million)          120,233 107,883   60,143
Total replacement cost operating profit...($ million)            3,625   3,523    1,614
Global Indicator Refining Margin (b)......    ($/bbl)             4.06    4.22     1.24
Refinery throughputs......................     (mb/d)            2,929   2,916    2,522
Total marketing sales ....................     (mb/d)            3,797   3,420    2,879

----------

(a) Includes BP's share of the BP/Mobil European joint venture until August 1, 2000.

(b) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading capacity.

     On January 1, 2001, NGL business located in North America was transferred to Gas and Power from Refining and Marketing. Comparative information has been restated.

     The increases in turnover between 1999 and 2000, and 2000 and 2001 principally reflected the acquisitions of ARCO and Burmah Castrol and the consolidation of the European fuels business during 2000. Turnover for 2000 included ARCO from April 14, Burmah Castrol from July 7 and the European fuels business from August 1. Turnover for 2001 includes these businesses for the full year.

     The replacement cost operating profit for 2001 was $3,625 million compared with $3,523 million in 2000 and $1,614 million in 1999. These results are after special charges of $487 million, $595 million and $242 million respectively; and depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions of $718 million, $440 million and nil, respectively. Special charges in 2001 comprised Castrol integration costs, rationalization costs in the downstream European commercial business, Grangemouth restructuring and additional severance charges mainly related to former ARCO employees. The special charges in 2000 mainly comprised ARCO and Burmah Castrol integration costs, rationalization costs following the BP and Amoco merger, environmental charges and litigation costs. For 1999 special charges related principally to integration and rationalization costs following the BP and Amoco merger and asset write-downs.

     The 2001 result reflects the benefit of the 2000 portfolio changes and improved marketing volumes, offset by the effects of a larger refinery maintenance programme. We delivered another strong performance, led in particular by US refining in the first half of the year, where margins were very good. In both the USA and Europe, refining margins declined in the latter part of 2001. In September, in line with our strategy, we completed the sale of refineries at Mandan, North Dakota and Salt Lake City, Utah in the USA.

     Marketing experienced significant competitive pressures throughout 2001. We delivered growth of 23% (7% excluding portfolio changes) in convenience store sales and 8% in retail fuel volumes, reflecting the full-year benefit of the 2000 portfolio changes and the rollout of the new BP Connect convenience sites. We also achieved a unit cash cost reduction of 6% during the year, compared to our target of 2.5%.

     Compared with 1999, the 2000 result benefited from the 2000 portfolio changes, cost reductions and a strong oil trading performance. In 2000, refining margins were stronger in all regions than in 1999. Marketing margins came under pressure due to the inability to pass through high product prices in competitive markets.

     The introduction of the BP Connect retail convenience store brand continued throughout 2001, bringing the total number of new-format sites to 339, located in the USA, Europe, Australia and New Zealand. Good progress was also made on the rebranding and reimaging of former BP and Amoco retail sites with the new colours and logo, with more than 4,600 sites being completed. We also grew our market share in the Castrol lubricants business despite the difficult trading conditions.

     We took a very important step in Europe with the acquisition of 51% of Veba Oil from the German utility E.ON. The deal was completed early in 2002, finalizing one part of the arrangements originally announced in mid-2001. It adds about 1.5 million new customers a day, making us the largest fuels retailer in Germany and enhancing our capacity to supply clean fuels in central Europe.

     Capital expenditure and acquisitions in 2001 was $2,415 million compared with $8,693 million in 2000 and $1,571 million in 1999. Excluding acquisitions, capital expenditure was $2,386 million compared with $2,369 million for the previous year.

Chemicals
                                                                 Years ended December 31,
                                                               --------------------------
                                                                2001      2000       1999
                                                               -----     -----      -----

Turnover...............................  ($ million)          11,515    11,247      9,392
Total replacement cost operating profit  ($ million)             128       760        686
Chemicals Indicator Margin (a).........  ($/te)                  108 (b)   126 (c)    114
Production volumes (d).................  (kte)                22,716    22,065     21,853

----------

(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Amongst the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(b) Provisional. The data for the current year is based on eleven months of actual data and one month of provisional data.

(c)  Restated following review of product margins with Chem Systems.

(d) Includes BP share of joint ventures, associated undertakings and other interests in production.

     Turnover has increased from $9,392 million in 1999 to $11,247 million in 2000 and to $11,515 million in 2001. The higher turnover in 2001 compared with 2000 reflects the consolidation of Erdoelchemie from May 2, 2001 partly offset by the effect of lower prices. The increase in turnover from 1999 to 2000 reflected higher prices and higher production.

     Replacement cost operating profit for 2001 was $128 million compared with $760 million in 2000, special charges of $114 million, $276 million and $247 million respectively. Special charges for 2001 include Grangemouth restructuring and costs related to Erdoelchemie and Solvay integration. In 2000 special charges comprised provision against a chemicals investment in Indonesia, asset write-downs and rationalization costs following the BP and Amoco merger. Special charges in 1999 related mainly to integration and rationalization costs following the BP and Amoco merger, asset write-downs and litigation costs.

     The business environment for chemicals was very difficult throughout 2001 with margins at levels below those seen at the bottom of the previous business cycle. After early plant operating problems, we recorded lower unit costs through restructuring and improved plant performance in the second half of 2001.

     Production for the year was 22.7 million tonnes, up 3% on 2000 due to new production and acquired assets.

     Major restructuring continued throughout 2001, aimed at repositioning the portfolio and lowering the cost base. In addition to the special charges above, the 2001 results include further rationalization costs of $102 million.

     Chemicals' demand was firm in the first half of 2000, but then weakened in the final two quarters as the global economy slowed. Annual production rose 1% to 22.1 million tonnes, despite operational difficulties at Grangemouth, Scotland. Several initiatives to promote cost and capital efficiency helped offset pressure on margins that were close to cyclical lows, as high oil and natural gas prices boosted feedstock costs. The weakness of the euro added pressure on margins in our European operations. Overall, productivity improvements in 2000 more than offset the effects of the weaker environment.

     In 2001, the strengthening of our chemicals business focused on building a limited set of leading global positions. We took full ownership of Erdoelchemie through acquisition of Bayer's 50% stake. A deal was completed with Solvay to combine both companies' high-density polyethylene businesses. In addition, Solvay's polypropylene business was transferred to BP and our non-core engineering polymers business was transferred to Solvay. We also announced the closure of a number of disadvantaged or non-core plants in the UK and USA.

     Capital expenditure and acquisitions in 2001 was $1,926 million compared with $1,585 million in 2000 and $1,215 million in 1999. Excluding acquisitions, capital expenditure was $1,446 million, $1,585 million and $1,215 million respectively.

Other Businesses and Corporate
                                                                 Years ended December 31,
                                                               --------------------------
                                                                2001      2000       1999
                                                               -----     -----      -----

Turnover...............................  ($ million)             783       249        198
Replacement cost operating loss........  ($ million)            (556)   (1,110)      (826)


     Other Businesses and Corporate comprises Finance, BP Solar, our coal and aluminium assets, our investments in PetroChina and Sinopec, interest income and costs relating to corporate activities worldwide.

     The net cost of Other Businesses and Corporate amounted to $556 million in 2001, $1,110 million in 2000 and $826 million in 1999. These net costs include special charges of $73 million, $488 million and $398 million respectively. Special charges in 2001 comprise additional severance charges mainly related to former ARCO employees. For 2000 special charges were ARCO integration costs, rationalization costs following the BP and Amoco merger and environmental charges. Special charges in 1999 were principally integration and rationalization costs following the BP and Amoco merger at the end of 1998.

     BP Solar production and shipments for 2001 were 30% higher than in 2000, which in turn were 31% higher than in 1999. A total of 55 megawatts (MW) of solar panel generating capacity was sold in 2001 (2000, 42 MW and 1999, 32 MW).

     During 2000, we purchased a 2.2% interest in PetroChina for $578 million and a 2.2% interest in Sinopec for $416 million -- two of Asia's largest oil and natural gas companies.

Interest Expense

     Interest expense in 2001 was $1,670 million compared with $1,770 million in 2000 and $1,316 million in 1999. These amounts included special charges of $62 million, $111 million and $24 million respectively, arising from the early redemption of bonds. After adjusting for these special charges, the decrease in Group interest expense in 2001 compared with 2000 mainly reflects lower interest rates, partly offset by the impact of revaluing environmental and other provisions at a lower interest rate. After adjusting for special charges the increase in interest expense between 1999 and 2000 reflects higher debt and interest rates.

Taxation

     The charge for corporate taxes in 2001 was $5,017 million, compared with $4,972 million in 2000 and $1,880 million in 1999. The effective rate on historical cost profit was 38% in 2001, 29% in 2000 and 27% in 1999. The higher rate in 2001 compared to 2000 reflects the full year effect of the ARCO and Burmah Castrol acquisition amortization charge (which is non-deductible for tax purposes), together with non-deductible inventory holding losses (versus inventory gains in 2000). The slightly higher rate in 2000 compared with 1999 reflects the non-deductible acquisition amortization charge in 2000 (but not in 1999), and reduced inventory holding gains, partly offset by low tax relief on net exceptional items in 1999.

     The effective rate on replacement cost profit before exceptional items was 31% compared with 29% in 2000 and 28% in 1999. The higher rate in 2001 was due to the full-year effect of the ARCO and Burmah Castrol acquisition amortization charge (which is non-deductible for tax purposes). The increase in the rate in 2000 over 1999 was caused by the acquisition amortization charge in 2000 but not in 1999, offset by lower timing benefits in 1999.

Outlook

     The outlook for oil and gas prices is weaker than last year because of the state of the global economy, a mild US winter and reduced jet fuel demand following the events of September 11. The crude oil market looks broadly balanced for the first half of 2002, if OPEC's latest round of quota reductions offsets current demand weakness. Additional OPEC oil may be required in the second half of the year to balance the market if demand improves in line with an economic recovery. In the US natural gas market, a combination of recovery and lower natural gas prices may boost demand during 2002, while lower drilling activity could curtail growth in domestic production. Refining margins have been poor so far in 2002 and may remain under pressure in the near term because of weak oil product demand growth and relatively high inventories, especially in the key US market. Retail margins are currently weaker owing to intense competitive pressure. In chemicals, the near-term pattern of demand is likely to be unchanged.

Environmental Expenditure
                                                                 Years ended December 31,
                                                               --------------------------
                                                                2001      2000       1999
                                                               -----     -----      -----
                                                                        ($ million)

Operating expenditure.......................................     575       653        414
Capital expenditure.........................................     423       298        246
Clean-ups...................................................      67        81         92
New provisions for environmental remediation................     180       228        145
New provisions for decommissioning..........................     156       139         80

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

     Environmental expenditure decreased in 2001 compared with 2000, reflecting benefits realized from environmental programmes in prior years and the impact of refinery disposals. Capital expenditure increased in 2001 compared with 2000 as a result of projects to reduce refinery emissions associated with our agreement with the Environmental Protection Agency and upgrades required to meet new US emission requirements for gasoline and highway diesel. Further increases in capital expenditure are expected in the near term. In addition to operating and capital expenditures, we also create provisions for future environmental remediation. Expenditure against such provisions is normally incurred in subsequent periods and is not included in environmental operating expenditure reported for such periods.

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

     In addition, we make provisions to meet the cost of eventual decommissioning of our oil- and gas-producing assets and related pipelines. Provisions for environmental remediation and decommissioning are usually set up on a discounted basis, as required by Financial Reporting Standard No. 12, 'Provisions, Contingent Liabilities and Contingent Assets'. Further details of decommissioning and environmental provisions appear in Item 18 -- Financial Statements -- Note 27. See also Item 4 -- Information on the Company -- Environmental Protection.

Insurance

     The Group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered an economic means of financing losses for the Group. Losses will therefore be borne as they arise rather than being spread over time through insurance premia with attendant transaction costs. The position is reviewed periodically.

The Euro

     As a result of the Treaty establishing the European Community, as amended by the Treaty on European Union (the Treaty), European economic and monetary union (EMU) has occurred for eleven out of the fifteen member countries of the European Union (participating countries). The final stage of the Treaty began on January 1, 1999.

     For the participating countries, the fixed conversion rates between their sovereign currencies (legacy currencies) prior to January 1, 1999 and the euro have been established. The euro has been adopted as their common legal currency. The legacy currencies remained legal tender as denominations of the euro between January 1, 1999 and January 1, 2002 (the transition period).

     The United Kingdom has not participated initially in EMU, but may do so at a later time. The current policy of the UK government is that any decision to join EMU will only be taken after a national referendum of the people.

     By the end of 2001 all BP's business activities in the countries of the euro zone were ready for full operation in euros following the official launch of the notes and coins on January 1, 2002. The Company's commercial and financial processes had been successfully adapted with effect from January 1, 1999 to allow its European operations to undertake transactions in the euro and capture competitive advantage offered by the new currency. In common with experience generally across Europe, the actual level of transactions in euro which had previously been low rose significantly in the second half of 2001. The costs associated with the euro programme are estimated at $100 million, of which more than $90 million had been incurred by the end of the year. Of this amount, $30 million has been capitalized.

                         LIQUIDITY AND CAPITAL RESOURCES

Cash Flow
                                                                 Years ended December 31,
                                                               --------------------------
                                                                2001      2000       1999
                                                               -----     -----      -----
                                                                        ($ million)

Net cash inflow from operating activities...................  22,409    20,416     10,290
Net cash inflow (outflow) ..................................   1,002     3,743        (82)

     Net cash inflow for 2001 was $1,002 million, compared with an inflow of $3,743 million in 2000. This is primarily driven by higher capital expenditure and significantly lower divestment proceeds (2000 included proceeds from the sale of the ARCO Alaska assets). The improvement in cash flow between 1999 and 2000 results from an almost doubling of operating cash flow partially offset by higher tax payments and net cash outflows from capital expenditure, acquisitions and disposals.

     Net cash inflow from operating activities increased to $22,409 million in 2001 from $20,416 million in 2000 and $10,290 million in 1999. Lower income in 2001 compared with 2000 was more than compensated for by lower working capital requirements and higher depreciation. Net cash inflow from operating activities increased to $20,416 million in 2000 from $10,290 million in 1999. The main factor in this improvement was the increased operating earnings.

     Dividends from joint ventures and associated undertakings have decreased from $1,168 million in 1999 to $1,039 million in 2000 and to $632 million in 2001. The principal factor underlying this decrease was the dissolution in August, 2000 of the BP/Mobil European joint venture although in 2000 the decline was partially offset by an increase in dividends from associated undertakings.

     The net cash outflow from servicing of finance and returns from investments was $948 million in 2001, $892 million in 2000 and $1,003 million in 1999. The higher cash outflow in 2001 compared with 2000 arises because the decrease in interest payments was more than offset by the decrease in interest receipts. The net cash outflow from servicing of finance and returns from investments decreased to $892 million from $1,003 million in 1999, principally because of the lower payment of dividends to minority shareholders. The increase in interest payments was largely offset by the increase in interest receipts.

     Tax payments decreased to $4,660 million in 2001 from $6,198 million in 2000 reflecting lower profit in 2001 and additional taxes in 2000 related to the FTC mandated disposal of ARCO's Alaskan operations. The increase in tax payments from $1,260 million in 1999 to $6,189 million are attributable to higher profits and the FTC mandated disposal in 2000.

     Payments for capital expenditures on fixed assets net of proceeds from sales of fixed assets, amounted to $9,849 million in 2001 compared with $7,072 million in 2000 and $5,385 million in 1999. The increase in 2001 over 2000 was due to higher capital expenditure and lower disposal proceeds. Higher capital expenditure in 2000 compared with 1999 was partly offset by higher disposal proceeds. We are targeting annual investment in the $12-13 billion range over the period 2001 to 2003 which is consistent with historic levels of investment for the enlarged Group.

     Acquisitions and disposals of businesses produced a net cash outflow of $1,755 million compared with an inflow of $865 million in 2000 reflecting decreased acquisition activity and lower disposal proceeds. 2000 included disposal proceeds of $6,803 million, for the FTC mandated sales, which were largely offset by the Burmah Castrol acquisition. Acquisitions and disposals of businesses produced a net cash inflow of $243 million in 1999. The increase in disposal proceeds of $7,041 million between 1999 and 2000 was largely offset by increased spend on acquisitions and investments in associated undertakings.

     Overall net cash outflow for capital expenditure and acquisitions, net of disposals, was $11,604 million (2000 $6,207 million and 1999 $5,142 million).

     Dividend payments have increased to $4,827 million from $4,415 million in 2000 and $4,135 million in 1999. The increase in 2001 compared with 2000 reflects the impact of the higher dividend partly offset by share repurchases during 2001. Higher dividend payments in 2000 compared with 1999 reflect the increase in shares in issue as a result of the ARCO acquisition and the dividend increase in the third quarter of 2000, partially offset by share repurchases during 2000.

Financing the Group's Activities

     The Group's principal commodity, oil, is priced internationally in US dollars. Group policy has been to minimize economic exposure to currency movements by financing operations with US dollar debt wherever possible, otherwise by using currency swaps when funds have been raised in currencies other than dollars.

     The Group's finance debt is almost entirely in US dollars and at December 31, 2001 amounted to $21,417 million (2000 $21,190 million) of which $9,090 million (2000 $6,418 million) was short term.

     Net debt, that is debt less cash and liquid resources, was $19,609 million at the end of 2001, an increase of $250 million over the year. The ratio of net debt to net debt plus equity was 21% at the end of both 2001 and 2000. After adjusting for the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, the ratio of net debt to net debt plus equity was 26%. Our target range for this ratio for periods to December 31, 2001 was 20-30%.

     The maturity profile and fixed/floating rate characteristics of the Group's debt are described in Item 18 -- Financial Statements -- Note 25.

     In addition to reported debt, BP uses conventional off balance sheet arrangements such as operating leases and borrowings in joint ventures and associated undertakings. At December 31, 2001 the Group's share of third party borrowings of joint ventures and associated undertakings was $460 million and $1,136 million respectively. These amounts are not reflected in the Group's debt on the balance sheet.

     The Company has issued guarantees under which amounts outstanding at December 31, 2001 were $19,900 million (2000 $14,133 million), including $19,843 million (2000 $14,076 million) in respect of borrowings by its subsidiary undertakings.

     At December 31, 2001 contracts had been placed for authorized future capital expenditure estimated at $4,712 million, mainly in respect of exploration and production activities. Such expenditure is expected to be financed largely by cash flow from operating activities. The Group also has access to significant sources of liquidity in the form of committed facilities and other funding through the capital markets. At December 31, 2001, the Group had available undrawn committed borrowing facilities of $3,400 million ($3,450 million at December 31, 2000).

     The following table summarizes the principal financial obligations which are described in Item 18 -- Financial Statements -- Notes 25 and 32.

                                                                       Payments due by period
                                                   ----------------------------------------------------------
                                                           Within    1-2     2-3     3-4     4-5
                                                   Total   1 year  years   years   years   years   Thereafter
                                                   -----   ------  -----   -----   -----   -----   ----------
                                                                      ($ million)
Long-term borrowings............................  12,751    1,993  1,460     641   1,566     651        6,440
Finance lease obligations.......................   3,648       97    159     165     173     177        2,877
Operating leases................................   5,866      958    729     573     515     465        2,626

     We have in place a European Debt Issuance Programme (DIP) and a US Shelf Registration under each of which the Group may raise an aggregate of $6 billion of debt for maturities of one month or longer. At March 26, 2002, the amount drawn down against the DIP was $564 million, and $1,500 million under the US Shelf Registration.

     Commercial paper markets in the US and Europe are a primary source of liquidity for the Group. At December 31, 2001 the outstanding commercial paper amounted to $4,634 million (2000 $2,943 million).

     BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

Liquidity Risk

     Liquidity risk is the risk that suitable sources of funding for the Group's business activities may not be available. The Group has long-term debt ratings of Aa1 and AA+ assigned respectively by Moody's and Standard and Poor's. The Group has access to a wide range of funding at competitive rates through the capital markets and banks. It co-ordinates relationships with banks, borrowing requirements, foreign exchange requirements and cash management centrally. The Group believes it has access to sufficient funding and has also undrawn committed borrowing facilities to meet currently foreseeable borrowing requirements. At December 31, 2001, the Group had available undrawn committed facilities of $3,400 million. These committed facilities, which are mainly with a number of international banks, expire in 2002. The Group expects to renew the facilities on an annual basis.

Credit Risk

     Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group's normal commercial operations is controlled by individual operating units within guidelines. In addition, as a result of its use of financial and commodity instruments, including derivatives, to manage market risk, the Group has credit exposures through its dealings in the financial and specialized oil and natural gas markets. The Group controls the related credit risk by entering into contracts only with highly credit-rated counterparties and through credit approvals, limits and monitoring procedures, and does not usually require collateral or other security. Counterparty credit validation, independent of the dealers, is undertaken before contractual commitment. The Group has not experienced material non-performance by any counterparty.

            CRITICAL ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS


UK GAAP Accounting Policies

     The preparation of financial statements in conformity with UK generally accepted accounting practices (UK GAAP) requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from the estimates and assumptions used.

     The Company believes that the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of consolidated financial statements are in relation to oil and natural gas reserves, depreciation and amounts provided, impairment, provisions for deferred taxation, decommissioning, and environmental liabilities, and pension and other postretirement benefits.

Oil and Gas Reserves

     BP's oil and natural gas reserves are estimated by the Group's petroleum engineers in accordance with industry standards and SEC regulations. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Accordingly, these estimates do not include probable or possible reserves. Estimated oil and gas reserves are based on available reservoir data and prices and costs as of the date the estimate is made and are subject to future revision.

Depreciation and Amounts Provided

     The Group follows the successful efforts method of accounting for its oil and gas activities. This accounting principle, among other things, requires that the capitalized costs for proved oil and gas properties (which include the costs of drilling successful wells) be amortized on the basis of oil-equivalent barrels that are produced in a period as a percentage of the total estimated proved reserves. The impact of changes in estimated proved reserves are dealt with prospectively by amortizing the remaining book value of the asset over the expected future production. If proved reserve estimates are revised downward, earnings could be affected by higher depreciation expense or an immediate write-down of the property's book value (see impairment discussion below).

     Other tangible and intangible assets are depreciated on the straight- line method over their estimated useful lives. The average estimated useful lives of refineries are 20 years, chemicals manufacturing plants 20 years and service stations 15 years. Other intangibles are amortized over a maximum period of 20 years, with most goodwill amortized over 10 years.

Impairment of Assets

     Fixed assets and goodwill are assessed for impairment if there are events or changes in circumstances which indicate that carrying values may not be recoverable. This entails comparing the carrying value of the income-generating unit and associated goodwill with the recoverable amount of the asset, that is, the higher of net realizable value and value in use. Value in use is usually determined on the basis of discounted estimated future net cash flows.

     For oil and natural gas properties, the expected future cash flows are estimated based on the Group's plans to continue to produce and develop proved and associated risk-adjusted probable and possible reserves. Expected future cash flows from the sale or production of reserves are calculated based on the Group's best estimate of future oil and gas prices. The estimated future level of production is based on assumptions about future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.

     Relatively modest amounts of impairment are routinely recognized in the Group's results as a result of adverse changes in the recoverable reserves from oil and natural gas fields, low plant utilization or reduced profitability. However, if there are low oil prices or natural gas prices or refining margins or chemicals margins over an extended period, the Group may need to recognize significant impairment charges.

Deferred Taxation

     For accounting periods up to and including 2001, the Group provided deferred taxation on a partial provision basis (see below for a discussion of the new accounting standard, FRS 19, that has been adopted in 2002). This requires estimates to be made of the extent to which timing differences are expected to reverse in the foreseeable future.

Decommissioning and Environmental Costs

     The Group holds provisions for the future decommissioning of oil and natural gas production facilities and pipelines at the end of their economic lives. The largest asset removal obligations facing BP relate to the removal and disposal of oil and natural gas platforms and pipelines around the world. The estimated discounted costs of dismantling and removing these facilities are accrued at the commencement of production. Most of these removal obligations are many years in the future and the precise requirements that will have to be met when the removal event actually occurs are uncertain. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public expectations.

     BP also makes judgments and estimates in recording costs and establishing provisions for environmental clean-up and remediation costs which are based on current information on costs and expected plans for remediation. For environmental provisions, actual costs can differ from estimates because of changes in laws and regulations, public expectations, discovery and analysis of site conditions and changes in clean-up technology.

Pensions and Other Postretirement Benefits

     Accounting for pensions and other postretirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, health care cost-trend rates and rates of utilization of health care services by retirees. These assumptions are based on the environment in each country. Determination of the projected benefit obligations for the company's defined benefit pension and postretirement plans are important to the recorded amounts for such obligations on the balance sheet and to the amount of benefit expense in the income statement. The assumptions used may vary from year-to-year, which will affect future results of operations. Any differences between these assumptions and the actual outcome will also impact future results of operations.

Impact of New UK Accounting Standards

     The Group has adopted Financial Reporting Standard No. 19 'Deferred Tax' with effect from January 1, 2002. If this new standard had been applied to the reported results for 2001, the tax charge for the year would have increased by $1,358 million to $6,375 million. In addition, at December 31, 2001 there would have been a reduction of $9,050 million in shareholders' interest.

     In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 'Retirement Benefits' ('FRS17'). This standard is fully effective for accounting periods ending on or after June 22, 2003. Certain of the disclosure requirements are effective for periods prior to 2003. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities. The Company has not yet completed its evaluation of the impact of adopting FRS17 on the Group's results of operations. It is believed that at December 31, 2001 the impact on shareholders' interest would not be significant.

US GAAP

     The consolidated financial statements of BP are prepared in accordance with UK GAAP, which differs in certain respects from US generally accepted accounting principles (US GAAP). The principal differences between US GAAP and UK GAAP for BP Group reporting are discussed in Note 43 of Notes to Financial Statements.

New US GAAP Accounting Standards adopted in 2001

     On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133 'Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) as amended by Statement Nos. 137 and 138, for US GAAP reporting.

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

     In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

     All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period. For those derivative instruments, there was no impact of adopting SFAS 133 on the Group's results of operations and financial position, as adjusted to accord with US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. For these derivatives, the cumulative effect of adopting SFAS 133 resulted in a pre tax charge to income, as adjusted to accord with US GAAP, of $27 million ($18 million after tax) and a pre tax credit to other comprehensive income of $57 million ($37 million after tax). The net gain included in other comprehensive income as of January 1, 2001 has been reclassified into earnings during 2001. Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

     The Group has a number of long-term natural gas contracts, which have been in place for many years. The pricing structure for those contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. SFAS 133 requires these contracts to be marked to market. On the basis of SFAS 133 Implementation Issue C11, the cumulative effect of adopting SFAS 133 for these derivatives resulted in a pre-tax charge to income, as adjusted to accord with US GAAP, at July 1, 2001 of $530 million ($344 million after tax).

     Because the Company does not intend to modify its accounting practice to satisfy the criteria for hedge accounting under SFAS 133, the Group's results of operations, as adjusted to accord with US GAAP, will not necessarily be representative of the results it would report if US GAAP were used to prepare the consolidated financial statements of the Group and the Group sought to meet the hedge criteria of SFAS 133 and to apply hedge accounting.

Impact of New US Accounting Standards

     In June 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.141 'Business Combinations' (SFAS
141) and No. 142 'Goodwill and Other Intangible Assets' (SFAS 142). Under SFAS 141, the pooling of interest method of accounting is no longer permitted; the purchase method must be used for all business combinations initiated after June 30, 2001. SFAS 142, which is effective for accounting periods beginning after December 15, 2001, eliminates the requirement to amortize goodwill and indefinite lived intangible assets. Rather, such assets are subject to periodic impairment testing. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives.

     It is estimated that elimination of the requirement to amortize goodwill would increase the Group's results of operations, as adjusted to accord with US GAAP, by approximately $1,200 million for the year ended December 31, 2002.

     Also in June 2001 the FASB issued Statement of Financial Accounting Standards No. 143 'Accounting for Asset Retirement Obligations' (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002.

     The provisions of SFAS 143 are similar to the accounting policy used by the Group in preparing its financial statements under UK GAAP. The Company has not yet determined the effect of adopting SFAS 143 on its results of operations and shareholders' interest as adjusted to accord with US GAAP.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, 'Accounting for the Impairment or Disposal of Long-Lived Assets' (SFAS
144). SFAS 144 retains the requirement to recognize an impairment loss only where the carrying value of a long-lived asset is not recoverable from its undiscounted cash flows and to measure such loss as the difference between the carrying amount and fair value of the asset. SFAS 144, among other things, changes the criteria that have to be met in order to classify an asset as held-for-sale and requires that operating losses from discontinued operations be recognized in the period that the losses are incurred rather than as of the measurement date. SFAS 144 is effective for accounting periods beginning after December 15, 2001.

     The Company has not yet determined the effect of adopting SFAS 144 on its results of operations and shareholders' interest as adjusted to accord with US GAAP.

ITEM 6 -- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                         DIRECTORS AND SENIOR MANAGEMENT

     The following lists the 18 directors on the board and the company secretary.

                                                                           Initially elected
Name                                                                       or appointed
------                                                                     --------------

P D Sutherland................   Non-executive chairman (a)                Chairman since May 1997
                                                                           Director since July 1995
Sir Ian Prosser...............   Non-executive deputy chairman (a)(b)(c)   Deputy chairman since
                                                                           February 1999
                                                                           Director since May 1997
The Lord Browne of Madingley..   Executive director (Group chief           September 1991
                                 executive)
Dr J G S Buchanan.............   Executive director (Chief financial       October 1996
                                 officer)
R F Chase.....................   Executive director (Deputy group chief    March 1992
                                 executive)
W D Ford......................   Executive director                        January 2000
Dr B E Grote..................   Executive director                        August 2000
R L Olver.....................   Executive director                        January 1998
J H Bryan.....................   Non-executive director (a)(c)             December 1998
E B Davis, Jr.................   Non-executive director (a)(b)(c)          December 1998
Dr D S Julius.................   Non-executive director (a)(b)             November 2001
C F Knight....................   Non-executive director (a)(b)             October 1987
F A Maljers...................   Non-executive director (a)(d)             December 1998
Dr W E Massey.................   Non-executive director (a)(d)             December 1998
H M P Miles...................   Non-executive director (a)(c)(d)          June 1994
Sir Robin Nicholson...........   Non-executive director (a)(b)             October 1987
M H Wilson....................   Non-executive director (a)(c)             December 1998
Sir Robert Wilson.............   Non-executive director (a)(c)(d)          July 1998
J C Hanratty..................   Secretary                                 October 1994

----------

(a)  Member of the Chairman's Committee.

(b)  Member of the Remuneration Committee.

(c)  Member of the Audit Committee.

(d)  Member of the Ethics and Environment Assurance Committee.

     Mrs R S Block retired as a non-executive director on April 19, 2001; Dr C S Gibson-Smith retired as an executive director on April 19, 2001; the Lord Wright of Richmond retired as a non-executive director on April 30, 2001, and Mr R J Ferris retired as a non-executive director on June 8, 2001. Dr D S Julius was appointed a non-executive director with effect from November 29, 2001. Mr W D Ford will retire as an executive director on March 31, 2002 and Sir Robert Wilson will not be seeking re-election at the next annual general meeting and will therefore retire as a non-executive director on April 18, 2002.

     BP's articles of association require directors who have held office for three years or more since they were appointed or re-elected to retire from office at the Company's annual general meeting, together with directors appointed by the board since the last annual general meeting. Retiring directors may offer themselves for re-election. The Directors retiring and offering
themselves  for   re-election   at  this  year's  meeting  are  Mr  J  H  Bryan,
Mr E B Davis Jr, Mr F A Maljers, Dr W E Massey, Mr P D Sutherland and Mr M H Wilson. Dr D S Julius is standing for election by the shareholders.

     The biographies of the directors and the secretary are set out below.

     P D Sutherland, SC -- Peter Sutherland (55) rejoined BP's board in 1995, having previously been a non-executive director from 1990 to 1993. He was appointed chairman of BP in 1997. He is chairman of Goldman Sachs International and a non-executive director of Telefonaktiebolaget LM Ericsson, Investor AB and The Royal Bank of Scotland Group.

     Sir Ian Prosser -- Sir Ian (58) joined BP's board in 1997 and was appointed non-executive deputy chairman in 1999. He is chairman of Six Continents. He is also a non-executive director of GlaxoSmithKline, and chairman of the Executive Committee of the World Travel and Tourism Council.

     The Lord Browne of Madingley, FREng -- Lord Browne, formerly Sir John Browne, (54), group chief executive, was appointed an executive director of BP in 1991 and group chief executive in 1995. He is a non-executive director of Goldman Sachs Group and Intel Corporation, and a trustee of the British Museum. He is also vice president and a member of the board of the Prince of Wales Business Leaders Forum.

     Dr J G S Buchanan -- John Buchanan (58), chief financial officer, was appointed an executive director of BP in 1996. He is a non-executive director of Boots.

     R F Chase -- Rodney Chase (58), deputy group chief executive, was appointed an executive director of BP in 1992. He is a non-executive director of Computer Sciences Corporation and Diageo.

     W D Ford -- Doug Ford (58), chief executive, downstream, was appointed an executive director of BP in January 2000. Before the merger of BP and Amoco he had been an executive vice president of Amoco since 1993. He is a non-executive director of USG Corporation and a Trustee of the University of Notre Dame.

     Dr B E Grote -- Byron Grote (53), chief executive, chemicals, was appointed an executive director of BP in 2000.

     R L Olver -- Dick Olver (55), chief executive, upstream, was appointed an executive director of BP in 1998. He is a non-executive director of Reuters Group.

     J H Bryan -- John Bryan (65) joined Amoco's board in 1982. He serves on the boards of Bank One Corporation, General Motors Corporation and Goldman Sachs. He retired as chairman of Sara Lee Corporation in 2001.

     E B Davis, Jr -- Erroll B. Davis, Jr (57) joined Amoco's board in 1991. He is chairman, president and chief executive officer of Alliant Energy. He is a non-executive director of PPG Industries and a member of the American Society of Corporate Executives. He serves as a director of the Wisconsin Association of Manufacturers and Commerce, the Edison Electric Institute and the Electric Power Research Institute. He is also chairman of the board of trustees of Carnegie Mellon University.

     Dr D S Julius, CBE -- DeAnne Julius (52) joined BP's board in November 2001. She is a non-executive director of the Court of the Bank of England, Lloyds TSB and Serco. From 1997 until June 2001 she was a full time member of the Monetary Policy Committee of the Bank of England.

     C F Knight -- Charles Knight (66) joined BP's board in 1987. He is chairman of Emerson Electric and is a non-executive director of Anheuser-Busch, Morgan Stanley Dean Witter, SBC Communications and IBM.

     F A Maljers -- Floris Maljers (68) joined Amoco's board in 1994. He is a member of the supervisory boards of SHV Holding and Vendex NV. He is chairman of the supervisory boards of KLM Royal Dutch Airlines, the Amsterdam Concertgebouw NV and Rotterdam School of Management, Erasmus University.

     Dr W E Massey -- Walter Massey (63) rejoined Amoco's board in 1993, having previously been a director from 1983 to 1991. He is president of Morehouse College and is a non-executive director of Motorola, Bank of America, McDonald's Corporation, the Mellon Foundation and the Commonwealth Fund. In 2001 he was appointed by President George W. Bush to serve on the President's Council of Advisors on Science and Technology.

     H M P Miles, OBE -- Michael Miles (65) joined BP's board in 1994. He is chairman of Johnson Matthey and a non-executive director of ING Baring Holdings and Balfour Beatty.

     Sir Robin Nicholson, FREng, FRS -- Sir Robin (67) joined BP's board in 1987. He is a non-executive director of Rolls-Royce.

     M H Wilson -- Michael Wilson (64) joined Amoco's board in 1993. He is president and chief executive officer of Brinson Canada and a non-executive director of Manufacturers Life Insurance Company and UBS Asset Management.

     Sir Robert Wilson, KCMG -- Sir Robert (58) joined BP's board in 1998. He is chairman of Rio Tinto and a non-executive director of Diageo.

     J C Hanratty -- Judith Hanratty (58) joined BP in London in 1986 and was appointed company secretary in 1994. Miss Hanratty reports to the non-executive Chairman and is not part of executive management. She provides senior governance and legal counsel to the Board. She is a nominated member of the Council of Lloyd's of London and of the Lloyd's Market Board. She is also a non-executive director of Partnerships UK and Charles Taylor Consulting, and a member of the Competition Commission and the Takeover Panel. A barrister, she is also the chairman of the Commonwealth Institute and deputy chairman of the College of Law.

                                  COMPENSATION

     The  Remuneration   Committee   determines  the  terms  of  engagement  and
remuneration of the executive directors.

Reward Policy

     The Remuneration  Committee's reward policy reflects its belief in the need
to  attract,   motivate  and  retain  world-class  executive  talent.  The  main principles of the policy are:

     -- Total reward levels should reflect the competitive global market and the committee actively seeks independent advice on this.

     -- The majority of the total reward is linked to achievement of demanding performance targets as shown in the descriptions of the elements of remuneration. By way of illustration, in 2001 over three-quarters of the executive directors' remuneration was performance-based.

     -- Executive directors should share the interests of shareholders in making BP successful to the benefit of all shareholders. This is achieved through setting robust performance targets based on measures of shareholders' interests and through the committee's policy for executive directors to hold a significant shareholding in the company, currently equivalent to 5 times their base salary.

     --   The  performance  targets  in  the  Executive   Directors'  Long  Term
          Incentive Plan must encompass demanding comparisons of BP's shareholder returns and earnings with those of other companies in its own industry and in other sectors as well.

     -- The committee continually assesses whether the reward structure is achieving its objectives. In late 2001, it reviewed the existing remuneration of all executive directors relative to a comparator group of global companies. After taking independent external advice the committee agreed that there should be no major changes in the framework for total reward. In 2002 it will be reviewing long-term incentive awards.

     -- In 2002 base salaries for the executive directors will be increased by less than 10%, in line with similar global companies.

     -- All UK executive directors appointed after 1996 should hold a contract of service with a maximum of a one-year period of notice.

Elements of remuneration

     An increasing share of executive directors' pay is performance-related with the majority now based on long-term performance. The more senior the executive, the greater the proportion of 'at risk' remuneration.

     There are three elements of executive remuneration: performance-based components -- long-term; performance-based components -- short-term; and fixed components. These are described in the following paragraphs.

Performance-based Components -- Long-term

     The Executive Directors' Long Term Incentive Plan (EDLTIP) was adopted by shareholders at the Annual General Meeting in April 2000 to provide long-term incentives specifically for the executive directors.

     EDLTIP has three elements:

Share Element

     The share element compares BP's performance against 'oil majors' over three years, on a rolling basis. This has been assessed in terms of a three-year shareholder return against the market (SHRAM), return on average capital employed (ROACE) and earnings per share (EPS) growth.

     The committee reviews and approves annually the performance measures and the comparator companies. The comparator group of companies used for the SHRAM performance condition in the share element has been reduced so much by industry consolidation that the committee has decided for the 2002-2004 Plan to change to the FTSE All World Oil and Gas index weighted by market capitalization. The committee is satisfied that this change does not make the performance targets of the plan less demanding.

     Performance units are granted at the beginning of the period and converted into an award of shares at the end of the three-year period, depending on performance. It is a condition for any such award that the individual holds shares equivalent to at least five times base salary.

     Shares awarded are then held in trust for three years before they are released to the individual. This gives the executive directors a six-year incentive structure, and ensures their interests are aligned with those of shareholders.

Share Option Element

     The share option element reflects BP's performance relative to a wider selection of global companies. The committee will take into account BP's total shareholder return (TSR) compared with the TSR for the FTSE Global 100 group of companies over the three years preceding the grant.

Cash Element

     The cash element allows the Remuneration Committee to grant cash rather than share-based incentives in exceptional circumstances. This element was not used in 2001.

Performance-based Components -- Short-term

Annual Bonus

     The short-term performance-related component of executive directors' remuneration consists of an annual bonus. The Remuneration Committee reviews and sets bonus targets and level of eligibility annually. The target level is 100% of base salary (except for Lord Browne who has a 110% target). There is a stretch level of 150% of base salary for substantially exceeding targets.

     Targets consist of a mix of demanding financial targets and other leadership objectives covering areas such as people, safety, environment and organization.

Fixed Components

Salary

     Fixed sum, payable monthly in cash. Salaries are reviewed periodically in line with global markets. The appropriate survey groups are defined and analysed by a leading remuneration consultancy.

Pension

     Executive directors are eligible to participate in the appropriate pension schemes applicable in their home countries.

Benefits and Other Share Schemes

     Executive directors are eligible to participate in regular employee benefit plans, including health and life insurance and in all-employee share schemes and savings plans as applicable in their home countries.

Resettlement Allowance

     Expatriates may receive a resettlement allowance for a limited period.

2001 Remuneration for Executive Directors

     The Group achieved a strong result in 2001, leading the industry in ROACE and EPS growth. SHRAM results placed BP second in the group of comparable oil companies. Cumulative savings on the combined cost structure of the enlarged Group reached their target of $5.8 billion pre-tax, compared with a 1998 base. There was excellent progress on leadership targets such as people, safety, environment and organization.

                                 Long term remuneration                                   Annual remuneration
                       ------------------------------------------  ---------------------------------------------------------------
                                            Shares
                                           awarded
                           Performance       under
                         units granted   1999-2001        Share    2001 annual                Benefits
Summary of             under 2001-2003       share       option    performance               and other          2001         2000
remuneration             share element(a)  element(b)    grants(c)       bonus    Salary    emoluments         total        total
                       ---------------   ---------        ------   -----------    ------    ----------         -----        -----
                                                                                           ($ thousand)
The Lord Browne of Madingley   415,000     472,500    1,269,843          2,566     1,728            79         4,373        2,762
Dr J G S Buchanan...........   165,000     280,000      253,971            933       691            32         1,656        1,527
R F Chase...................   205,000     315,000      312,171          1,147       850            45         2,042        1,723
W D Ford....................   170,000     175,000      261,036            972       720           496(d)      2,188        1,869
Dr B E Grote................   155,000     175,000      241,092            898       665           301(d)      1,864          651
R L Olver...................   170,000     252,000      260,319            956       708            53         1,717        1,451
Director leaving the board in 2001
Dr C S Gibson-Smith.........        --     252,000           --            773       497           444(e)      1,714        1,429

------------

     The table above represents remuneration received by executive directors in the 2001 financial year, with the exception of the 2001 annual bonus which was earned in 2001 but paid in 2002. A conversion rate of (pound)1 = $1.44 has been used for 2001, (pound)1 = $1.51 for 2000.

(a) Performance units granted under the 2001-2003 LTPP are converted to shares at the end of the performance period. Maximum of two shares per performance unit.

(b) Gross award of shares. Sufficient shares are sold to pay for tax applicable. Remaining shares are held in trust until 2005 when they are released to the individual.

(c) Options granted in February 2001 have a grant price of (pound)5.67 per share. Mr Ford and Dr Grote hold ADSs; the above numbers and prices reflect calculated equivalents.

(d) Includes resettlement allowances for Mr Ford and Dr Grote of $440,000 and $300,000 respectively.

(e)  Includes pay in lieu of notice for Dr Gibson-Smith of $386,000.

Long-term performance-based components

Long Term Performance Plan (LTPP) and Share Element

       The LTPP award for the 1999-2001 performance period was made in February 2002 based on results achieved. The shares then have a minimum three years' retention in trust and no shares will be released until the director has a personal holding of BP shares equivalent to five times base salary.

Performance period of Plan           1998-2000           1999-2001           2000-2002           2001-2003
                                  ---------------     ---------------     ---------------     ---------------
Year of award                           2001                2002                2003                2004
                                  ---------------     ---------------     ---------------     ---------------
Performance measures (a)                                 SHRAM, EPS         SHRAM, EPS           SHRAM, EPS
                                       SHRAM              and ROACE          and ROACE            and ROACE
                                  ---------------     ---------------     ---------------     ---------------
                                   Actual award       Expected award (c)      Maximum              Maximum
                                                                                award               award
                               (shares)  (value)(b) (shares)  (value)(d)      (shares)            (shares)
                                ------   ------      ------   ------           ------              ------
                                    ($ thousand)         ($ thousand)
Current executive directors
The Lord Browne of Madingley.  532,600    4,357     472,500    3,708          560,000             830,000
Dr J G S Buchanan............       -- (e)   --     280,000    2,197          308,000             330,000
R F Chase....................  339,000    2,773     315,000    2,472          348,000             410,000
W D Ford.....................       --       --     175,000    1,373          264,000             340,000
Dr B E Grote.................  247,000    2,020     175,000    1,373          170,000             310,000
R L Olver....................  297,400    2,433     252,000    1,978          294,000             340,000
Former executive directors
Dr C S Gibson-Smith..........  297,400    2,433     252,000    1,978          280,000                  --
B K Sanderson................  339,000    2,773     280,000    2,197               --                  --
H L Fuller...................       --       --     472,500    3,708               --                  --

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

(b)  Based  on  average  market  price  on  date  of  award   ((pound)5.68/$8.18
     at(pound)1 = $1.44).

(c)  The  Remuneration   Committee's   current  expectation  based  on  assessed
     performance and other terms of the Plan. The calculations for the 1999-2001 Plan include the share split.

(d)  Based  on   mid-market   price  of  BP  shares   on   February   12,   2002
     ((pound)5.45/$7.85 at(pound)1 = $1.44).

(e) Dr Buchanan elected to defer until 2004 the determination of whether an award should be made for this period.

     For the 1998-2000 LTPP BP's performance was assessed in terms of three-year shareholder return against the market (SHRAM) in relation to the following companies: Chevron, ExxonMobil, Shell and Texaco. BP came first in the 1998-2000 Plan, and the Remuneration Committee made the maximum award of shares to executive directors in 2001.

     For the 1999-2001 Plan BP's SHRAM again exceeded ChevronTexaco, ExxonMobil and TotalFinaElf, but came second to Shell.

     The Remuneration Committee has also considered profitability and growth targets for the 1999-2001 Plan, i.e. return on average capital employed (ROACE) and earnings per share (EPS) growth. On both measures BP came first in assessing performance against the same oil companies.

     Based on an initial performance assessment of 175 points out of 200, the committee expects to make an award of shares to executive directors as set out in the 1999-2001 column of the above LTPP table.

Share Option Element and Other Option Schemes

     Option grants in 2001 were made taking into consideration the ranking of the Company's total shareholder return (TSR) against the TSR of the FTSE Global 100 group of companies over the three-year period from January 1, 1998. Options granted vest over three years (one-third each after one, two and three years respectively) and have a life of seven years after grant. Executive directors who retire after January 1, 2002 may retain vested options for this period.

                                                                                              Market
                                        At                            At                    price at     Date from
                           Option   Jan 1,                        Dec 31,         Option     date of   which first
                             type     2001   Granted  Exercised      2001          price    exercise   exercisable   Expiry date
                           ------ --------   -------  ---------   -------         ------   ---------   -----------   -----------

The Lord Brown of Madingley  SAYE    5,968        --         --     5,968    (pound)2.89          --    Sept 1, 02    Feb 28, 03
                           EDLTIP  408,522        --         --   408,522    (pound)5.99          --    May 15, 01    May 15, 07
                           EDLTIP       -- 1,269,843         -- 1,269,843    (pound)5.67          --    Feb 19, 02    Feb 19, 08
Dr J G S Buchanan..........  SAYE    2,980        --      2,980        --    (pound)2.32 (pound)5.60    Sept 1, 01    Feb 28, 02
                             SAYE    1,856        --         --     1,856    (pound)3.72          --    Sept 1, 03    Feb 28, 04
                             SAYE      750        --         --       750    (pound)4.50          --    Sept 1, 04    Feb 28, 05
                             SAYE       --     1,320         --     1,320    (pound)5.11          --    Sept 1, 06    Feb 28, 07
                           EDLTIP   75,189        --         --    75,189    (pound)5.99          --    May 15, 01    May 15, 07
                           EDLTIP       --   253,971         --   253,971    (pound)5.67          --    Feb 19, 02    Feb 19, 08
R F Chase.................   SAYE    3,388        --         --     3,388    (pound)4.98          --    Sept 1, 05    Feb 28, 06
                           EDLTIP   85,215        --         --    85,215    (pound)5.99          --    May 15, 01    May 15, 07
                           EDLTIP       --   312,171         --   312,171    (pound)5.67          --    Feb 19, 02    Feb 19, 08
W D Ford(a)...............   NRSO  105,866        --         --   105,866         $20.80          --    Mar 22, 95    Mar 22, 04
                             NRSO  119,100        --         --   119,100         $23.69          --    Mar 28, 96    Mar 28, 05
                             NRSO  132,332        --         --   132,332         $27.68          --    Mar 26, 97    Mar 26, 06
                             NRSO  132,332        --         --   132,332         $34.08          --    Mar 25, 98    Mar 25, 07
                             NRSO  132,332        --         --   132,332         $32.92          --    Mar 24, 99    Mar 24, 08
                              BPA   54,712        --         --    54,712         $53.90          --    Mar 15, 00    Mar 14, 09
                              BPA   38,750        --         --    38,750         $48.94          --    Mar 28, 01    Mar 27, 10
                           EDLTIP       --    43,506         --    43,506         $49.65          --    Feb 19, 02    Feb 19, 08
Dr B E Grote(a)...........    SAR   40,000        --         --    40,000         $13.63          --    Mar 23, 93    Mar 23, 03
                              SAR   40,800        --         --    40,800         $16.63          --    Mar 25, 94    Mar 25, 04
                              SAR   35,600        --         --    35,600         $19.16          --    Feb 28, 95    Feb 28, 05
                              SAR   35,200        --         --    35,200         $25.27          --    Mar  6, 96    Mar  6, 06
                              SAR   40,000        --         --    40,000         $33.34          --    Feb 28, 97    Feb 28, 07
                              BPA   10,404        --         --    10,404         $53.90          --    Mar 15, 00    Mar 14, 09
                              BPA   12,600        --         --    12,600         $48.94          --    Mar 28, 01    Mar 27, 10
                           EDLTIP       --    40,182         --    40,182         $49.65          --    Feb 19, 02    Feb 19, 08
R L Olver.................   SAYE    4,470        --      4,470        --    (pound)2.32 (pound)5.29    Sept 1, 01    Feb 28, 02
                             SAYE    2,386        --         --     2,386    (pound)2.89          --    Sept 1, 02    Feb 28, 03
                             SAYE       --     1,137         --     1,137    (pound)5.11          --    Sept 1, 03    Feb 28, 04
                           EDLTIP   71,847        --         --    71,847    (pound)5.99          --    May 15, 01    May 15, 07
                           EDLTIP       --   260,319         --   260,319    (pound)5.67          --    Feb 19, 02    Feb 19, 08
Director leaving the board in 2001
Dr C S Gibson-Smith.......   SAYE    2,154        --         --     2,154(b) (pound)4.50
                           EDLTIP   68,505        --         --    68,505(b) (pound)5.99

----------

     EDLTIP -- Executive   Directors'  Long  Term  Incentive   Plan  adopted  by
               shareholders in April 2000 as described under Compensation -- Performance-based Components -- Long-term.

     BPA    -- BP  share  option  plan  which applied  to US executive directors prior to the adoption of the EDLTIP.

     NRSO   -- Amoco  Non-Restricted Stock Option which applied  to Mr  Ford  as an employee of Amoco.

     SAR    -- Stock   Appreciation    Rights   under   BP  America  Inc.  Share
               Appreciation Plan.

     SAYE   -- Save as You Earn employee share option scheme.

(a) Numbers shown are ADSs under option. One ADS is equivalent to six ordinary shares.

(b)  At retirement on April 19, 2001.

Short-term performance-based components

     Executive directors' annual bonus awards for 2001 were based on a mix of financial targets and leadership objectives established at the beginning of the year. Assessment of all the targets showed that, compared with a target performance of 100 points, 135 points were achieved, resulting in bonus awards as shown in the summary of remuneration under the heading Compensation -- Elements of Remuneration.

Salaries

     Each year the committee receives independent advice on competitive global salary markets for the group chief executive and for the other executive directors. Taking into account this advice and the fact that base salaries had not previously been increased since October 1999, the committee decided to increase Lord Browne's salary by 47% and the other executive directors' salaries by an average of 15% for 2001.

Pensions

                                                                 Additional        Additional
                                                             pension earned    pension earned
                                                   Accrued       during the        during the
                                   Service      benefit at       year ended        year ended
Pension entitlement--      at December 31,    December 31,     December 31,      December 31,
UK executive directors                2001            2001             2001 (b)          2000 (b)
                             -------------   -------------    -------------     -------------
                                           ($ thousand)(a)  ($ thousand)(a)   ($ thousand)(a)
The Lord Browne of Madingley        35 yrs           1,152              346               (15)
Dr J G S Buchanan...........        32 yrs             461               29                15
R F Chase...................        37 yrs             566               62                (9)
Dr C S Gibson-Smith (c).....        30 yrs             420               48                14
R L Olver...................        28 yrs             470               68                14


----------

(a) An exchange rate of(pound)1 = $1.44 has been used for 2001,(pound)1 = $1.51 for 2000.

(b)  Excludes the impact of inflation.

(c)  Figures shown at date ceased being a director (April 19, 2001).

     UK directors are members of the BP Pension Scheme (the Scheme). The Scheme offers Inland Revenue-approved retirement benefits based on final salary. It is the principal section of the BP Pension Fund (the Fund), the latter being set up under trust deed. Company contributions to the Fund are made on the advice of the actuary appointed by the Trustee. No company contributions were made during 2001.

     Scheme members' core benefits are non-contributory. They include a pension accrual of 1/60th of basic salary for each year of service, subject to a maximum of two-thirds of final basic salary; a lump-sum death-in-service benefit of three times salary; and a dependant's benefit of two-thirds of the member's pension. The Scheme pension is not integrated with state pension benefits.

     Normal retirement age is 60, but Scheme members who have 30 or more years' pensionable service at age 55 can elect to retire early without an actuarial reduction being applied to their pension.

     Pensions payable from the Fund are guaranteed to be increased annually in line with changes to the Retail Prices Index, up to a maximum of 5% a year.

       Directors accrue pension on a non-contributory basis at the enhanced rate of 2/60ths of their final salary for each year of service as executive directors (up to the same two-thirds limit). None of the directors is affected by the pensionable earnings cap.

                                                                 Additional        Additional
                                                             pension earned    pension earned
                                                  Accrued        during the        during the
                                  Service      benefit at        year ended        year ended
Pension entitlement--      at December 31,    December 31,      December 31,      December 31,
US executive directors                2001            2001             2001              2000
                             -------------   -------------    -------------     -------------
                                               ($ thousand)     ($ thousand)      ($ thousand)
W D Ford....................        31 yrs             504(a)           128(a)             67
Dr B E Grote................        22 yrs              83               14                10

----------

(a)  Includes a temporary annuity of $7,123 which is payable until age 62.

     US directors  participate  in the BP Retirement  Accumulation  Plan (the US
Plan). Under the US Plan, the amount of the annuity they are eligible to receive on a single-life basis is determined using a cash balance formula. The US Plan was established in 2000; it superseded earlier Group pension and cash balance plans. However, those employees who satisfied certain age and service conditions at the date of transition to the US Plan were provided with minimum benefits equal to those they would have earned under their previous pension arrangements. In line with US tax regulations, benefits are provided through a combination of tax qualified and restoration/non-qualified plans, as appropriate.

     Under these 'grandfathering' arrangements, the annuity benefit formula (which includes a percentage of US Social Security benefits) is calculated at 1.67% times years of participation times average annual earnings. These earnings are determined by taking separately the three highest consecutive calendar years' earnings from salary and the three highest consecutive calendar years' bonus awards during the 10 years preceding retirement. The maximum annuity is 60% of such average earnings.

     Normal pensionable age is 65. No actuarial reduction is applied to the pension if it is paid from age 60; however, a reduction of 5% a year is applied if paid between ages 50 and 59.

     Mr Ford is subject to the 'grandfathering' arrangements and his figures have been disclosed on this basis.

     Dr Grote is not subject to the 'grandfathering' arrangements. His benefit is determined by the cash balance formula, under which each year of service accrues a monetary credit in a current account. The credit is based on a sliding scale, referencing age and service, and is subject to a minimum of 4% and a maximum of 11% of eligible pay. The account balance earns interest on a monthly basis.

Executive Directors' Shareholdings

                                                                                         Change in
                                                                           At             directors'
                                                              January 1, 2001        interests from
Executive directors' interests in                         At            or on     December 31, 2001
BP ordinary shares or calculated           December 31, 2001      appointment     to March 26, 2002
equivalents                                -----------------  ---------------     -----------------

Current directors
The Lord Browne of Madingley...........            1,392,184(a)     1,069,445(a)            283,500
Dr J G S Buchanan......................              723,149          721,312               168,242
R F Chase..............................              794,745          709,325               189,204
W D Ford...............................              333,139(b)       311,358(b)            170,687
Dr B E Grote...........................              595,845(b)       431,598(b)            105,000
R L Olver..............................              585,852          421,910               151,526

                                                                                  At
                                                 On retirement       January 1, 2001
                                                --------------       ---------------
Director leaving the board in 2001
Dr C S Gibson-Smith....................                671,812(c)            491,395
----------

(a) Includes 50,368 ordinary shares held as ADSs throughout 2001. One ADS is equivalent to six ordinary shares.

(b)  Held as ADSs.

(c)  On retirement on April 19, 2001.

     In  disclosing  the above  interests to the company under the Companies Act
1985,   directors  did  not  distinguish  their  beneficial  and  non-beneficial interests.

     No director has any interest in the preference shares or debentures of the company, or in the shares or loan stock of any subsidiary company.

     By operation of law, the executive directors who participate in certain all-employee SAYE option schemes are regarded as having an interest in such shares of the company held from time to time by BP QUEST Company Limited, which facilitates the operation of such schemes. The individual interests of executive directors in share-based remuneration are set out on page 87 of this report.

Service Contracts

     All executive directors appointed since 1996 hold a contract of service which includes a period of notice of one year or less, except Mr Ford. Lord Browne and Mr Chase were appointed prior to 1996 and have contracts with a two-year notice period. The board does not consider it in shareholders' interests to renegotiate these contracts.

     Mr Ford has resigned from the board of BP p.l.c. with effect from March 31, 2002, at which time his secondment will end. His underlying US employment agreement with BP Corporation North America has a two-month notice period. If his contract is terminated by BP Corporation North America without cause, it is required to pay him $1 million per annum (pro rated for part years) for each year between the date of severance and January 21, 2004.

Remuneration of Non-Executive Directors

     The articles of association provide that the remuneration paid to non-executive directors is to be determined by the board within the limits set by the shareholders. Non-executive directors do not have service contracts with the Company. Their fees are fixed and paid in pounds sterling. For conformity, these are also reported in US dollars.

     During 2001, the non-executive chairman received a fee of (pound) 280,000 ($403,000) and the non-executive deputy chairman a fee of (pound) 85,000 ($122,000). The non-executive directors received an annual fee of (pound) 45,000 ($65,000), plus an allowance of (pound) 3,000 ($4,000) for each occasion on which a director travels across the Atlantic for a board meeting or committee meeting. During 2001, the board met nine times, six times in the UK and three times in the USA. Committee meetings are held in conjunction with board meetings whenever feasible. Details of individual fees and allowances are set out in the table below.

                                                          Year ended              Year ended
Current directors                                  December 31, 2001(a)    December 31, 2000(b)
                                                   -----------------       -----------------
                                                                 (thousands)
                                                    (pound)        $        (pound)        $

J H Bryan..................................              57       82             58       88
E B Davis, Jr..............................              57       82             58       88
Dr D S Julius..............................               4        6             --       --
C F Knight.................................              54       78             55       83
F A Maljers................................              54       78             43       65
Dr W E Massey..............................              65       94             55       83
H M P Miles (c)............................              54       78             46       69
Sir Robin Nicholson (d)....................              57       83             46       69
Sir Ian Prosser............................              85      122             80      121
PD Sutherland..............................             280      403            160      242(e)
M H Wilson.................................              60       86             58       88
Sir Robert Wilson..........................              51       73             46       69
                                                     ------   ------         ------   ------
                                                        878    1,265            705    1,065
                                                     ======   ======         ======   ======
Directors leaving the board in 2001 (f)
R S Block..................................              17       24             49       74
R J Ferris.................................              32       45             52       79
The Lord Wright of Richmond (g)............              20       28             46       69

----------

(a) Sterling payments converted at the average 2001 exchange rate of(pound)1 = $1.44.

(b) Sterling payments converted at the average 2000 exchange rate of(pound)1 = $1.51.

(c) Also received (pound) 300 ($432) for serving as a director of BP Pension Trustees Limited in 2001.

(d) Also received (pound) 20,000 per year ($30,200 at 2000 rate; $28,800 at 2001 rate) for serving on the Technology Advisory Council.

(e)  Also received other benefits of (pound) 1,518 ($2,292 at 2000 rate).

(f) In addition to their remuneration, certain payments in lieu of pension were made or released to non-executive directors leaving the board during 2001, totalling (pound) 487,853 ($702,508). These included meeting obligations entered into by Amoco Corporation with respect to former Amoco non-executive directors. Details of these are given in Item 18 -- Financial Statements -- Note 35.

(g) Also received (pound) 1,200 ($1,812) for serving as a director of BP Pension Trustees Limited in 2000 and (pound) 300 ($432) in 2001.

                                 BOARD PRACTICES

Directors' Terms of Office                                              Period during which the
                                                                         director has served in
                                            Date of expiration of             this office (from
                                           current term of office     appointment to April 2002)
                                           ----------------------     -------------------------
The Lord Browne of Madingley..............             April 2004             10 years 7 months
J H Bryan (a)..............................            April 2002              3 years 4 months
Dr J G S Buchanan..........................            April 2003              5 years 7 months
Mr R F Chase...............................            April 2003              10 years 1 month
E B Davis, Jr (a)..........................            April 2002              3 years 4 months
W D Ford...................................    Retires March 2002              2 years 4 months
Dr B E Grote...............................            April 2004               1 year 9 months
Dr D S Julius..............................            April 2002                      5 months
C F Knight.................................            April 2003             14 years 7 months
F A Maljers (a)............................            April 2002              3 years 4 months
Dr W E Massey (a)..........................            April 2002              3 years 4 months
H M P Miles................................            April 2004             7 years 11 months
Sir Robin Nicholson.......................             April 2004             14 years 7 months
R L Olver..................................            April 2004              4 years 4 months
Sir Ian Prosser...........................             April 2004                       5 years
P D Sutherland.............................            April 2002              6 years 8 months
M H Wilson (a).............................            April 2002              3 years 4 months
Sir Robert Wilson.........................     Retires April 2002              3 years 9 months

----------

(a)  Does not include service on the board of Amoco Corporation.

     Directors' Service Contracts Providing for Benefits upon Termination of Employment

     Non-executive directors do not have service contracts with the Company; they are not employees of the Company. Non-executive directors are not entitled to any benefits on termination of office. Executive directors are employees of the Company or one of its subsidiaries under a variety of contracts of service. The standard contract of service for executive directors provides for one year's notice to be given of termination of the contract or payment of one year's salary in lieu of notice. There are three exceptions to this standard contract:
The Lord Browne of Madingley, Mr Chase and Mr Ford. Lord Browne and Mr Chase have contracts that provide for two year's notice of termination. Mr Ford has resigned from the board of BP p.l.c. with effect from March 31, 2002, at which time his secondment will end. His underlying US employment agreement with BP Corporation North America has a two-month notice period. If his contract is terminated by BP Corporation North America without cause, it is required to pay him $1 million per annum (pro rated for part years) for each year between the date of severance and January 21, 2004.

Corporate Governance Statement

General

     The board's governance policies (adopted in 1997) regulate its relationship with shareholders, the conduct of board affairs and its relationship with the group chief executive. The policies recognize that the board has a separate and unique role as the link in the chain of authority between the shareholders and the group chief executive. In addition, they acknowledge the dual role played by the group chief executive and executive directors as both members of the board and leaders of the executive management. The policies therefore require a majority of the board to be composed of non-executive directors and to delegate all aspects of the relationship between the board and the group chief executive to the non-executive directors. The policies also require the chairman and deputy chairman to be non-executive directors; throughout 2001 the posts were held by Mr Sutherland and Sir Ian Prosser respectively. Sir Ian Prosser acts as the senior independent non-executive director as required by the UK Combined Code on Corporate Governance. Finally, the company secretary reports to the non-executive chairman and is not part of the executive management.

Relationship with Shareholders

     The policies emphasize the importance of the relationship between the board and the shareholders. In them, the board acknowledges that its role is to represent and promote the interests of shareholders and that it is accountable to shareholders for the performance and activities of the Group (including, for example, the system of internal control and the review of its effectiveness). The board is required to be proactive in obtaining an understanding of shareholder preferences and to evaluate systematically the economic, social, environmental and ethical matters that may influence or affect the interests of its shareholders. These interests are represented and promoted by the board through exercising its policy-making and monitoring functions. As a result, shareholder interests lie at the heart of the goals established by the board for the Company.

     The board is accountable to shareholders in a variety of ways. Directors are required to stand for re-election every three years to ensure that shareholders have a regular opportunity to reassess the composition of the board. New directors are subject to election at the first opportunity following their appointment. Names submitted to shareholders for election in 2001 were accompanied by biographical details.

     The board makes use of a number of formal channels of communication to account to shareholders for the performance of the Company. These include the Annual Report and Accounts, the Form 20-F filed annually with the US Securities and Exchange Commission, quarterly announcements made through stock exchanges on which the shares are listed and the annual general meeting of shareholders. Given the size and geographical diversity of BP's shareholder base, the opportunities for shareholder interaction at the annual general meeting are limited. However, the chairmen of the Audit Committee, Remuneration Committee and all other committee chairmen were present at the 2001 annual general meeting to answer questions along with the chairman. Shareholder-requisitioned resolutions have been moved before the last two annual general meetings. All proxy votes at shareholder meetings are counted since votes on all matters except procedural issues are taken by way of a poll. BP has also pioneered the use of electronic communications to facilitate the exercise of shareholder voting rights. In addition to the e-voting facility available to shareholders for the first time in 2001, presentations given at appropriate intervals to representatives of the investment community in both the UK and the USA are available simultaneously to all shareholders by live internet broadcast or open conference call.

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

     The policy recognizes that the board's capacity, as a group, is limited. The board therefore reserves to itself the making of broad policy decisions, delegating more detailed considerations involved in meeting its stated requirements either to board committees and officers (in the case of its own processes) or to the group chief executive (in the case of the management of the company's business activity). The policy allocates the tasks of monitoring executive actions and assessing reward to the following committees:

-- Chairman's Committee (all non-executive directors) -- organization and succession planning and overall performance assessment.

-- Audit Committee (four to six non-executive directors) -- monitoring all reporting, accounting, control and the financial aspects of the executive management's activities. Further details are given below.

-- Ethics and Environment Assurance Committee (four to six non-executive directors) -- monitoring the non-financial aspects of the executive management's activities.

-- Remuneration Committee (four to six non-executive directors) -- determining performance contracts and targets and the structure of the rewards for the group chief executive and the executive directors. Further details are set forth below.

     In  addition,  there  is  a  Nomination  Committee,   which  comprises  the
non-executive chairman, the group chief executive and three non-executive directors selected from time to time as required.

     The qualification for membership of the board includes a requirement that non-executive directors be free from any relationship with the executive management of the company that could materially interfere with the exercise of their independent judgement. In the board's view, all non-executive directors fulfil this requirement.

     In carrying out its work, the board has to exercise judgement about how best to further the interests of shareholders. Given the uncertainties inherent in the future of business activity, the board seeks to maximize the expected value of shareholders' interest in the Group, not to eliminate the possibility of any adverse outcomes for shareholders.

Board/Executive Relationship

     The board/executive relationship policy sets out how the board delegates authority to the group chief executive and the extent of that authority. In its goals policy, the board states the long-term outcome it expects the group chief executive to deliver. The restrictions on the manner in which the group chief executive may achieve the required results are set out in the executive limitations policy, which addresses ethics, health, safety, the environment, financial distress, internal control, risk preferences, treatment of employees and political considerations. On all these matters, the board's role is to set general policy and to monitor the implementation of that policy by the group chief executive.

     The group chief executive explains how he intends to deliver the required outcome in annual and medium-term plans, the former of which include a comprehensive assessment of the risks to delivery. Progress towards the expected outcome is set out in a monthly report that covers actual results and a forecast of results for the current year. The board reviews this report at each meeting.

     The board/executive relationship policy also sets out how the group chief executive's performance will be monitored and recognizes that, in the multitude of changing circumstances, judgement is always involved. The group chief executive is obliged through dialogue and systematic review to discuss with the board all material matters currently or prospectively affecting the company and its performance and all strategic projects or developments. This specifically includes any materially under-performing business activities and actions that breach the executive limitations policy. It also includes social, environmental and ethical considerations. This dialogue is a key feature of the board/executive relationship. Between board meetings the chairman has responsibility for ensuring the integrity and effectiveness of the board/executive relationship. The systems set out in the board/executive relationship policy are designed to manage rather than eliminate the risk of failure to achieve the board goals policy or observe the executive limitations policy. They provide reasonable, not absolute, assurance against material misstatement or loss.

Audit Committee

     The committee is comprised of six non-executive directors: Sir Ian Prosser (Chairman), Mr Bryan, Mr Davis Jr, Mr Miles, Mr Wilson and Sir Robert Wilson. The Secretary of the Audit Committee, Miss Judith Hanratty (Company Secretary) is independent of the executive management of the Company and reports to the non-executive chairman.

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

     The Committee met seven times in 2001.

Remuneration Committee

     The Remuneration Committee decides the remuneration policy and sets the terms of engagement and total rewards of the executive directors. The committee agrees each executive director's service contract, salary, targets and bonus scheme, and the grants of options and performance units under the Executive Directors' Long Term Incentive Plan.

     Its members are all independent non-executive directors. The current membership is Sir Robin Nicholson (chairman), Mr Knight, Sir Ian Prosser, Mr Davis and Dr Julius. During the year Mrs Block, Mr Ferris and the Lord Wright of Richmond retired. Like other directors, each member of the committee is subject to periodic re-election every three years.

     They have no personal financial interest, other than as shareholders, in the committee's decisions. They have no conflicts of interest arising from cross-directorships with the executive directors nor from being involved in the day-to-day business of the company.

     The committee met five times in the period under review. The committee consults the group chief executive on matters relating to other executive directors who report to him. He is not present when matters affecting his own remuneration are considered. The chairman of the board also attends meetings when appropriate.

     The committee is serviced  independently  of the executive  management  and actively seeks advice from external professional consultants. In its constitution and operation it complies with the 'Principles of Good Governance and Code of Best Practice' set out by the Listing Rules of the Financial Services Authority (FSA). Ernst & Young LLP have confirmed that the scope of their report on the accounts covers the disclosures contained in this report that are specified for audit by the Listing Rules.

                                    EMPLOYEES

                                                    Rest of             Rest of
                                               UK    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
Number of employees at December 31,
2001
Exploration and Production.............     3,700       800     5,500     6,550    16,550
Gas and Power..........................       600       150       600       600     1,950
Refining and Marketing ................    10,500    16,250    26,600    11,250    64,600
Chemicals..............................     3,450     6,250     6,700     5,550    21,950
Other businesses and corporate.........     1,400       550     2,100     1,050     5,100
                                         --------  --------  --------  --------  --------
                                           19,650    24,000    41,500    25,000   110,150
                                         ========  ========  ========  ========  ========
2000
Exploration and Production.............     3,300       700     5,900     6,100    16,000
Gas and Power..........................       500       100       700       300     1,600
Refining and Marketing ................    10,100    16,800    27,000    13,200    67,100
Chemicals..............................     3,700     4,500     7,900     1,500    17,600
Other businesses and corporate.........     1,300       400     2,500       700     4,900
                                         --------  --------  --------  --------  --------
                                           18,900    22,500    44,000    21,800   107,200
                                         ========  ========  ========  ========  ========
1999
Exploration and Production.............     3,700     1,150     2,800     4,850    12,500
Gas and Power..........................       450        50       600       300     1,400
Refining and Marketing ................     9,000    11,150    17,500     7,000    44,650
Chemicals..............................     3,950     4,700     8,100     1,950    18,700
Other businesses and corporate.........     1,150       300     1,150       550     3,150
                                         --------  --------  --------  --------  --------
                                           18,250    17,350    30,150    14,650    80,400
                                         ========  ========  ========  ========  ========

     Following the merger of BP and Amoco on December 31, 1998, some 19,000 employees have left the Group through severance or outsourcing arrangements. Of this total approximately 16,000 employees left in 1999. The acquisition of ARCO and Burmah Castrol during 2000 brought approximately 25,000 additional employees to the Group, of which some 3,000 have left through integration and rationalization activities. Employee numbers increased slightly during 2001, as increases primarily related to the acquisition of Bayer's 50% interest in Erdoelchemie, the Solvay transaction and the Burmah Castrol chemicals businesses previously held for sale, were partly offset by downstream rationalization and a further decrease in former ARCO employees.

                                 SHARE OWNERSHIP

Directors

     As at March 26, 2002 the following directors of BP p.l.c. held interests in BP ordinary shares of 25 cents each or their calculated equivalent as set out below:


                        The Lord Browne of Madingley..     1,675,684
                        Dr J G S Buchanan.............       891,391
                        R F Chase.....................       983,949
                        W D Ford......................       503,826
                        Dr B E Grote..................       700,845
                        R L Olver.....................       737,378
                        J H Bryan.....................        98,760
                        E B Davis, Jr.................        62,695
                        Dr D S Julius.................         2,000
                        C F Knight....................        30,247
                        F A Maljers...................        33,492
                        Dr W E Massey.................        47,378
                        H M P Miles...................         9,445
                        Sir Robin Nicholson...........         3,643
                        Sir Ian Prosser...............         2,826
                        P D Sutherland................         7,079
                        M H Wilson....................        43,200
                        Sir Robert Wilson.............         5,478

     As at March 26, 2002, the following directors of BP p.l.c. held options under the BP Group share option schemes for ordinary shares or their calculated equivalent as set out below:

                        The Lord Browne of Madingley..     3,032,365
                        Dr J G S Buchanan.............       333,086
                        R F Chase.....................       400,774
                        W D Ford......................     4,553,580
                        Dr B E Grote..................       728,154(a)
                        R L Olver.....................       706,645

----------

(a) In addition to the above, Dr Grote holds 191,600 Stock Appreciation Rights (equivalent to 1,149,600 BP ordinary shares)

      Additional details regarding the options granted, including exercise price and expiry dates, are found in this item under the heading 'Compensation -- Share Option Element and Other Option Schemes'.

Employee Share Schemes

     BP offers most of its employees the opportunity to acquire a shareholding in the company through savings-related and matching share plan arrangements. Such arrangements are now in place in over 60 countries. BP also uses long-term performance plans (see Item 18 -- Financial Statements -- Note 34) and the granting of share options as elements of remuneration for executive directors and senior employees.

     During 2001 share options were granted to the executive directors under the EDLTIP and to certain other categories of employees. For these options the option price was the market price on the grant date. The options granted to executive directors reflect BP's performance in terms of TSR, that is, share price increase with all dividends reinvested, relative to the FTSE global 100 group of companies over the three years preceding the grant. The options are exercisable between the third and the tenth anniversary of the date of grant.

     Share options were also granted in 2001 under the BP Share Option Plan to certain categories of employees. Subject to certain vesting requirements the options are exercisable between the third and tenth anniversaries of the date of grant. There are no performance conditions attaching to the options granted during the year.

     Under the BP ShareSave Plan (a savings-related share option scheme) employees save monthly over a three- or five-year period towards the purchase of shares at a price fixed when the option is granted. The option price is usually set at a 20% discount to the market price at the time of grant. The option must be exercised within six months of maturity of the savings contract; otherwise it lapses. The plan is run in the UK and a small number of other countries.

     For the BP ShareMatch Plan, BP matches employees' own contributions of shares, up to a predetermined limit. The shares are then held in trust for a defined minimum period. The plan is run in the UK and in over 40 other countries.

     The Company sponsors a number of savings plans covering most US employees. Under these plans, employees may contribute up to 18% of their salary subject to certain regulatory limits. Typically the employee receives a dollar-for-dollar Company matched contribution for the first 7% of eligible pay contributed to most of these plans on a before-tax or after-tax basis, or a combination of both. The precise arrangement depends on the individual's employment contract. Company contributions are initially invested in BP ADS funds, but employees may transfer those amounts and may invest their own contributions in more than 200 investment options. The Company's contributions to savings plans during the year were $125 million ($101 million).

     An Employee Share Ownership Plan (ESOP) was established in 1997 to acquire BP shares to satisfy future requirements of certain employee share plans. The Company provides funding to the ESOP. The assets and liabilities of the ESOP are recognized as assets and liabilities of the Company within the accounts. The ESOP has waived its rights to dividends.

     During 2001 the ESOP released 11,508,754 shares (2000, 9,412,931 shares) for the matching share plans. The cost of shares released for these plans has been charged in these accounts. At December 31, 2001 the ESOP held 34,005,910 shares (2000, 45,514,664 shares).

     BP has established a Qualifying Employee Share Ownership Trust (QUEST) to support the UK ShareSave plans. During the year, contributions of $36 million ($76 million) were made by the Company to the QUEST which, together with option-holder contributions, were used by the QUEST to subscribe for new ordinary shares at market price. The Company has transferred the cost of this contribution directly to retained profits and the excess of the subscription price over nominal value has increased the share premium account.

     At December 31, 2001, all the 8,148,640 ordinary shares issued to the QUEST had been transferred to employees exercising options under the UK ShareSave plan.

                                                                           2001      2000
                                                                        -------   -------
Employee share options granted during the year                         (options thousands)
Savings related schemes...........................................        7,901     7,930
BP Share Option Plan..............................................       58,208    50,461
                                                                        -------   -------
                                                                         66,109    58,391
                                                                        =======   =======

     The exercise prices for BP options granted during the year were (pound) 5.11/$7.36 (7,900,810 options) for savings-related and similar schemes and (pound) 5.72/$8.23 (weighted average price) for 58,207,741 options granted under the BP Share Option Plan.

     Pursuant to the various BP Group share option schemes, the following options for BP ordinary shares of the Company were outstanding at March 26, 2002:

                                    Expiry          Exercise
                 Options          dates of             price
             outstanding           options         per share
            ------------      ------------      ------------
                (shares)
             454,497,933      2002 to 2012    $3.47 to $9.97

     Further details on share options appear in Item 18 -- Financial Statements -- Note 33.

ITEM 7 -- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     At March 26, 2002, the Company has been notified that JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company), as the approved depositary for BP American Depositary Shares (ADSs), holds interests through its nominee, Guaranty Nominees Limited, in 6,846,608,538 ordinary shares (30.50% of the Company's ordinary share capital). Included in this total is part of the holding of the Kuwait Investment Office (KIO). Either directly or through nominees, the KIO holds interests in 715,040,000 ordinary shares (3.19% of the Company's ordinary share capital).

Related Party Transactions

     The Group had no material transactions with joint ventures and associated undertakings during the three years ended December 31, 2001. Transactions between the Group and its significant joint ventures and associated undertakings are summarised in Item 18 -- Financial Statements -- Note 41.

     In the ordinary course of its business the Group has transactions with various organizations with which certain of its directors are associated but, except as described in this report, no material transactions responsive to this item have been entered into in the period commencing January 1, 2001 to March 26, 2002.

ITEM 8 -- FINANCIAL INFORMATION

                  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

       See Item 18 -- Financial Statements.

Dividends

     Our financial framework, after adopting FRS 19, is to maintain a ratio of net debt to net debt plus equity, after adjusting equity for the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, of around 25-35% and a dividend policy which aims to return to shareholders around 60% of our replacement cost profit before exceptional items and after adjusting for special items and acquisition amortization, adjusted to mid-cycle operating conditions. Special items are non-recurring charges and credits that are not classified as exceptional items under UK GAAP. Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions. Mid-cycle operating conditions reflect not only adjustments to hydrocarbon prices and margins, but also costs and capacity utilization to levels which we would expect on average over the long term. If circumstances give us a larger surplus of cash than is required to fund our capital programme and meet operational needs, the surplus may be used to pay down debt to a level at the lower end of our gearing range and/or be returned to shareholders.

Legal Proceedings

     Save as disclosed in the following paragraphs, no member of the Group is a party to, and no property of a member of the Group is subject to, any pending legal proceedings which are significant to the Group.

     Approximately 200 lawsuits were filed in State and Federal Courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies which own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 47% interest (reduced during 2001 from 50% by a sale of 3% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP's combination with ARCO. Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages which it has incurred. If any claims are asserted by Exxon which affect Alyeska and its owners, BP will defend the claims vigorously.

     Since 1987, ARCO, a current subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the United States alleging injury to persons and property caused by lead pigment in paint. The majority of the lawsuits have been abandoned or dismissed as against ARCO. ARCO is named in these lawsuits as alleged successor to International Smelting and Refining which, along with a predecessor company, manufactured lead pigment during the period 1920-1946. Plaintiffs include individuals and governmental entities. Several of the lawsuits purport to be class actions. The lawsuits (depending on plaintiff) seek various remedies including: compensation to lead-poisoned children; cost to find and remove lead paint from buildings; medical monitoring and screening programmes; public warning and education of lead hazards;
reimbursement of government healthcare costs and special education for lead-poisoned citizens; and punitive damages. No case has been settled or tried. While the amounts claimed could be substantial and it is not possible to predict the outcome of these legal actions, ARCO believes that it has valid defences and it intends to defend such actions vigorously. Consequently, BP believes that the impact of these lawsuits on the Group's results of operations, financial position or liquidity will not be material.

     The Group is subject to numerous and local environment laws and regulations concerning its products, operations and other activities. These laws and regulations may require the Group to take future action to remediate the effects on the environment of prior disposal or release of chemicals or petroleum substances by the Group or other parties. Such contingencies may exist for various sites including refineries, chemical plants, oil fields, service stations, terminals and waste disposal sites. In addition, the Group may have obligations relating to prior asset sales of closed facilities. The ultimate requirement for remediation and its cost are inherently difficult to estimate. However, the estimated cost of known environmental obligations has been provided in our accounts in accordance with the Group's accounting policies. See Item 18 -- Financial Statements -- Note 27. While the amounts of future costs could be significant and could be material to the Group's results of operations in the period in which they are recognized, BP does not expect these costs to have a material effect on the Group's financial position or liquidity.

     For certain information regarding environmental proceedings see Item 4 -- Environmental Protection -- Legislation and Regulation -- United States.

                               SIGNIFICANT CHANGES

       None.

ITEM 9 -- THE OFFER AND LISTING

Markets and Market Prices

     The primary market for BP's ordinary shares is the London Stock Exchange. BP's ordinary shares are a constituent element of the Financial Times Stock Exchange 100 Index. BP's ordinary shares are also traded on stock exchanges in France, Germany, Japan and Switzerland.

     Trading of BP's shares on the LSE is primarily through the use of the Stock Exchange Electronic Trading Service (SETS), introduced in 1997 for the largest companies in terms of market capitalization whose primary listing is the LSE. Under SETS, buy and sell orders at specific prices may be sent to the exchange electronically by any firm which is a member of the LSE, on behalf of a client or on behalf of itself acting as a principal. The orders are then anonymously displayed in the order book. When there is a match on a 'buy' and a 'sell' order, the trade is executed and automatically reported to the LSE. Trading is continuous from 8:00 a.m. to 4:30 p.m. UK time, but in the event of a 20% movement in the share price either way the LSE may impose a temporary halt in the trading of that company's shares in the order book, to allow the market to re-establish equilibrium. Dealings in BP's ordinary shares may also take place between an investor and a market-maker, via a member firm, outside the electronic order book.

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

     The following table sets forth for the periods indicated the highest and lowest middle market quotations for the BP ordinary shares of The British Petroleum Company p.l.c. for 1997 and 1998, and of BP p.l.c. for 1999, 2000 and 2001. These are derived from the Daily Official List of the LSE, and the highest and lowest sales prices of ADSs as reported on the New York Stock Exchange composite tape. The information in this table has been changed to reflect the subdivision of BP ordinary shares on October 4, 1999, whereby each ordinary share of $0.50 was subdivided into two ordinary shares of $0.25.

                                                                               American
                                                                             Depositary
                                                       Ordinary shares           Shares (a)
                                                       ---------------      -------------
                                                       High        Low      High        Low
                                                       ----        ---      ----        ---
                                                          (Pence)              (Dollars)
Year ended December 31,
1997......................................            478.25    331.75     46.50      32.44
1998......................................            484.25    368.50     48.66      36.50
1999......................................            643.50    411.00     62.63      40.19
2000......................................            671.00    444.50     60.63      43.13
2001......................................            647.00    491.50     55.20      42.20
Year ended December 31,
2000: First quarter.......................            622.50    444.50     60.63      43.13
      Second quarter......................            649.00    506.00     59.31      46.98
      Third quarter.......................            671.00    564.50     58.38      50.50
      Fourth quarter......................            646.50    517.50     57.31      45.13
2001: First quarter.......................            609.00    526.50     53.50      46.12
      Second quarter......................            647.00    562.00     55.20      47.50
      Third quarter.......................            610.50    504.00     53.05      43.01
      Fourth quarter......................            594.50    491.50     51.95      42.20
2002: First quarter (through March 26)....            617.00    589.50     52.90      49.36
Month of
September 2001............................            591.50    504.00     51.41      43.01
October 2001..............................            594.50    528.50     51.95      46.45
November 2001.............................            566.00    491.50     49.65      42.20
December 2001.............................            537.00    504.00     47.07      43.40
January 2002..............................            550.00    511.00     46.80      43.75
February 2002.............................            592.00    538.00     50.51      45.58
March 2002 (through March 26).............            617.00    589.50     52.90      49.36

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

     On March 26, 2002,  1,141,101,423  ADSs  (equivalent  to  6,846,608,538  BP ordinary shares or some 30.5% of the total) were outstanding and were held by approximately 181,000 ADR holders. Of these, about 179,000 had registered addresses in the USA at that date.

     On March 26, 2002 there were approximately 357,000 holders of record of BP ordinary shares. Of these holders, around 1,400 had registered addresses in the United States and held a total of some 4,354,000 BP ordinary shares. In addition, certain accounts of record with registered addresses other than in the United States hold BP ordinary shares, in whole or in part, beneficially for United States persons.

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

Objects and Purposes

     BP is incorporated under the name BP p.l.c. and is registered in England and Wales with registered number 102498. Clause 4 of BP's memorandum of association provides that its objects include the acquisition of petroleum bearing lands; the carrying on of refining and dealing businesses in the petroleum, manufacturing, metallurgical or chemicals businesses; the purchase and operation of ships and all other vehicles and other conveyances; and the carrying on of any other businesses calculated to benefit BP. The memorandum grants BP a range of corporate capabilities to effect these objects.

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

     Apart from shareholders' rights to share in BP's profits by dividend (if any is declared), the articles of association provide that the directors may set aside:

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

     Record holders of BP ADSs also are entitled to attend, speak and vote at any shareholders' meeting of BP by the appointment by the approved depositary, JP Morgan Chase Bank (formerly known as Morgan Guaranty Trust Company), of them as proxies in respect of the ordinary shares represented by their ADSs. Each such proxy may also appoint a proxy. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary, who will vote the ordinary shares represented by their ADSs in accordance with their instructions.

     Proxies may be delivered electronically.

     Matters are transacted at shareholders' meetings by the proposing and passing of resolutions, of which there are three types: ordinary, special or extraordinary.

     An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum. Special and extraordinary resolutions require the affirmative vote of not less than three-fourths of the persons voting at a meeting at which there is a quorum. Any annual general meeting at which it is proposed to put a special or ordinary resolution requires 21 days' notice. An extraordinary resolution put to the annual general meeting requires no notice period. Any extraordinary general meeting at which it is proposed to put a special resolution requires 21 days' notice; otherwise, the notice period for an extraordinary general meeting is 14 days.

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

     Without prejudice to any special rights previously conferred on the holders of any class of shares, BP may issue any share with such preferred, deferred or other special rights, or subject to such restrictions as the shareholders by resolution determine (or, in the absence of any such resolution, by determination of the directors), and may issue shares which are to or may be redeemed.

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

Shareholders' Meetings and Notices

     Shareholders must provide BP with a postal or electronic address in the UK in order to be entitled to receive notice of shareholders' meetings. In certain circumstances, BP may give notices to shareholders by advertisement in UK newspapers. Holders of BP ADSs are entitled to receive notices under the terms of the deposit agreement relating to BP ADSs. The substance and timing of notices is described above under the heading Voting Rights.

     Under the articles of association, the annual general meeting of shareholders will be held within 15 months after the preceding annual general meeting and at a time and place determined by the directors within the United Kingdom. If any shareholders' meeting is adjourned for lack of quorum, notice of the time and place of the meeting may be given in any lawful manner, including electronically.

Limitations on Voting and Shareholding

     There are no limitations imposed by English law or BP's memorandum or articles of association on the right of non-residents or foreign persons to hold or vote the Company's ordinary shares or ADSs, other than limitations that would generally apply to all of the shareholders.

Disclosure of Interests in Shares

     The UK Companies Act permits a public company, on written notice, to require any person whom the company believes to be or, at any time during the previous three years prior to the issue of the notice, to have been interested in its voting shares, to disclose certain information with respect to those interests. Failure to supply the information required may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and receipt of dividends and other payments in respect of those shares. In this context the term `interest' is widely defined and will generally include an interest of any kind whatsoever in voting shares, including any interest of a holder of BP ADSs.

                               MATERIAL CONTRACTS

     The following contract (not being contracts entered into in the ordinary course of business) has been entered into by members of the Group since January 1, 1999 that is material:

     A merger agreement under Delaware law dated March 31, 1999 and amended as of July 12, 1999 and again as of March 27, 2000 pursuant to which Prairie Holdings (a wholly-owned subsidiary of BP) was to be merged with and into ARCO and ARCO was to become a wholly-owned subsidiary of BP. Under the terms of the merger, each ARCO shareholder was entitled to receive 9.84 BP ordinary shares (in the form of BP ADSs) for each ARCO share. The merger agreement contained certain customary representations and warranties by ARCO and BP with respect to themselves and their respective subsidiaries, regarding, among other things, due organization, good standing and qualification, capital structure, corporate authority and compliance with corporate governance documents, government filings, reports and financial statements, litigation and liabilities, absence of certain changes, employee benefits, environmental matters and tax matters. The merger was declared effective on April 18, 2000, at which time 3,186,006,476 BP ordinary shares were issued as consideration in the merger.

       EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are currently no UK foreign exchange controls or restrictions on remittances of dividends on the BP ordinary shares or on the conduct of the Company's operations.

     There are no limitations, either under the laws of the UK or under the articles of association of BP p.l.c., restricting the right of non-resident or foreign owners to hold or vote BP ordinary or preference shares in the Company.

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

     Beneficial owners of ADSs who are resident in the USA are treated as the owners of the underlying BP ordinary shares for the purposes of the income tax convention between the USA and the UK (the Convention) and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code). Unless otherwise stated, references to 'shareholders' or 'shareholder' below are to persons who are the beneficial owners of the underlying BP ordinary shares. It should be noted that a new income tax convention between the USA and the UK was signed on July 24, 2001 and is awaiting ratification by both countries.

     For purposes of this discussion, a US Holder is a beneficial owner of the Company's shares who for the purposes of the Convention is not a US corporation owning directly or indirectly 10% or more of the Company's voting stock, and who is a resident of the USA and is not a resident of the UK.

Certain UK and US tax consequences of owning ADSs

     The tax credit for an individual shareholder resident in the UK is reduced to 1/9 of the amount of the net dividend (or 10% of the net dividend plus the tax credit). This tax credit continues to be available to set against the individual's tax liability on the dividend, but is no longer refundable to the individual.

     For purposes of this section, with respect to any dividend paid by the Company, Refund means an amount equal to the tax credit available to individual shareholders resident in the UK in respect of such dividend, less a withholding tax equal to 15% (limited to the amount of the tax credit) of the aggregate of such tax credit and such dividend.

     A US holder, as defined above, that is eligible for the benefits under the convention (an eligible US Holder) is entitled, in principle, to receive the Refund. However, no actual refund is available to eligible US Holders under the convention since the amount of witholding tax (at 15%) exceeds the 10% tax credit available to individual shareholders resident in the UK. Thus, for example, a dividend of $8.00, will result in a net receipt after UK tax but before US tax of $8.00 that is the withholding tax does not reduce the dividend below the net dividend of $8.00.

     Dividends (including amounts in respect of the tax credit and any amounts withheld) must be included in gross income by a shareholder subject to US taxation and will generally be treated as foreign source 'passive income' or, in the case of certain US Holders, 'financial services income' for foreign tax credit limitations purposes. Such dividends will generally not be eligible for the dividends received deduction allowed to US corporations. The IRS has recently confirmed, that, in the case of Eligible US Holders, subject to certain limitations, the UK withholding tax as determined by the Convention (that is an amount equal to 1/9 of the cash dividend) will be treated as a foreign income tax that is eligible for credit against the US Holders' federal income tax. To qualify for such credit, Eligible US Holders must make an election on Form 8833 (a Treaty-Based Return Position Disclosure, under Section 6114 or 7701(b)), which must be filed with their tax return, in addition to any other filings that may be required. At the end of the calendar year during which the dividends are paid, US Holders will receive a Form 1099 confirming the amount of dividends received.

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

     Purchases of BP ordinary shares, as opposed to ADSs, through the CREST system of paperless share transfers will be subject to stamp duty reserve tax at a rate of 0.5%. The charge will arise as soon as there is an agreement for the transfer of the shares (or, in the case of a conditional agreement, when the condition is fulfilled). The stamp duty reserve tax will apply to agreements to transfer BP ordinary shares even if the agreement is made outside the UK between two non-residents. Purchases of BP ordinary shares outside the CREST system are subject either to stamp duty at a rate of 50 pence per (pound) 100 (or part), or stamp duty reserve tax at 0.5%. Stamp duty and stamp duty reserve tax are generally the liability of the purchaser. A subsequent transfer of BP ordinary shares to the Depositary's nominee will give rise to further stamp duty at the rate of (pound) 1.50 per (pound) 100 (or part) or stamp duty reserve tax at the rate of 1.5% of the value of the BP ordinary shares at the time of the transfer.

     A transfer of the underlying BP ordinary shares to an ADR holder upon cancellation of the ADSs without transfer of beneficial ownership will give rise to UK stamp duty at the rate of (pound) 5 per transfer.

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

     In market risk management and trading, conventional exchange-traded derivative instruments such as futures and options are used, as well as non-exchange-traded instruments such as swaps, 'over-the-counter' options and forward contracts.

     Where derivatives constitute a hedge, the Group's exposure to market risk created by the derivative is offset by the opposite exposure arising from the asset, liability or transaction being hedged. By contrast, where derivatives are held for trading purposes, changes in market risk factors give rise to realized and unrealized gains and losses, which are recognized in the current period.

     All financial instrument and derivative activity, whether for risk management or trading, is carried out by specialist teams which have the appropriate skills, experience and supervision. These teams are subject to close financial and management control, meeting generally accepted industry practice and reflecting the principles of the Group of Thirty Global Derivatives Study recommendations. A Trading Risk Management Committee has oversight of the quality of internal control in the Group's trading units. Independent control functions monitor compliance with BP's policies. The control framework includes prescribed trading limits that are reviewed regularly by senior management, daily monitoring of risk exposure using value-at-risk principles, marking trading exposures to market and stress testing to assess the exposure to potentially extreme market situations. As part of its approach to ensuring that control over trading is maintained to a high and consistent standard, the Group's business units dealing in the oil, natural gas and financial markets were brought together within a single integrated supply and trading organization during 2001.

     Further information about BP's use of derivatives, their characteristics, and the accounting treatment thereof is given in Item 18 -- Note 1 and Note 28.

     The Group's accounting policies under UK GAAP do not satisfy the criteria for hedge accounting under Statement of Financial Accounting Standards No. 133 'Accounting for Derivative Instruments and Hedging Activities'. The Group does not intend to modify its practice under UK GAAP. See Item 18 -- Financial Statements -- Note 43 for further information.

Risk Management

Foreign Currency Exchange Rate Risk

     Fluctuations in exchange rates can have significant effects on the Group's reported results. The effects of most exchange rate fluctuations are absorbed in business operating results through changing cost competitiveness, lags in market adjustment to movements in rates, and conversion differences accounted for on specific transactions. For this reason, the total effect of exchange rate fluctuations is not identifiable separately in the Group's reported results.

     The main underlying economic currency of the Group's cash flows is the US dollar. This is because BP's major product, oil, is priced internationally in US dollars. BP's foreign exchange management policy is to minimize economic and material transactional exposures arising from currency movements against the US dollar. The Group co-ordinates the handling of foreign exchange risks centrally, by netting off naturally occurring opposite exposures wherever possible, to reduce the risks, and then dealing with any material residual foreign exchange risks. Significant residual non-US dollar exposures are managed using a range of derivatives. The most significant of such exposures are the sterling-based capital leases, that part of the quarterly dividend which is paid in sterling, the sterling cash flow requirements for UK Corporation Tax, and the capital expenditure and operational requirements of Exploration and Production, mainly in the UK. In addition, most of the Group's borrowings are in US dollars, are hedged with respect to the US dollar, or are swapped into US dollars. At December 31, 2001, the total of foreign currency borrowings not swapped into US dollars amounted to $449 million. The principal elements of this are $133 million of borrowings in sterling, $85 million in Malaysian ringgit, $77 million in Trinidad and Tobago dollars and $70 million in South African rand.

     The following table provides information about the Group's foreign currency derivative financial instruments. These include foreign currency forward exchange agreements (forwards) that are sensitive to changes in the sterling/US dollar, euro/US dollar and Norwegian krone/US dollar exchange rates. Where foreign currency denominated borrowings are swapped into US dollars using forwards or currency interest rate swaps such that currency risk is completely eliminated, neither the borrowing nor the derivative are included in the table.

     The table presents the notional amounts and weighted average contractual exchange rates by contractual maturity dates and exclude forwards that have offsetting positions. Only significant forward positions are included in the tables. The notional amounts of forwards are translated into US dollars at the exchange rate included in the contract at inception. The majority of the sterling contracts consist of forwards relating to sterling-based capital leases which effectively convert the lease obligation from sterling into US dollars. The remaining contracts relate to sterling requirements for UK tax payments and UK dividend payments and net operational expenditures. The euro forward contracts relate mainly to payments for capital expenditure. The Norwegian krone forward contracts relate to the Group's Norwegian tax payments over the next year. The fair value represents an estimate of the gain or loss which would be realized if the contracts were settled at the balance sheet date.

     The fair values for the foreign exchange contracts in the table below are based on market prices of comparable instruments (forwards). These derivative contracts constitute a hedge; any change in the fair value or expected cash flows is offset by an opposite change in the market value or expected cash flows of the asset, liability or transaction being hedged.

                                               Notional amount by expected maturity date
                                        ------------------------------------------------
                                                                                           Fair value
                                                                                                asset/
                                         2002    2003    2004     2005    2006    Total    (liability)
                                       ------  ------  ------   ------  ------   ------   ------------
                                                          ($ million)
At December 31, 2001
Forwards
 Receive sterling/pay US dollars
   Contract amount..................... 3,822     (48)     --       --      --    3,774            18
   Weighted average contractual
     exchange rate.....................  1.44
 Receive euro/pay US dollars
   Contract amount..................... 1,055     190      55       13       1    1,314           (20)
   Weighted average contractual
     exchange rate.....................  0.90
 Receive Norwegian krone/pay US dollars
   Contract amount.....................   172       6       2        1      --      181             1
   Weighted average contractual
     exchange rate (a).................  9.49

                                                                                   Fair value
                                                                                        asset/
                                         2001    2002    2003     2004    Total    (liability)
                                       ------  ------  ------   ------  ------    ------------
                                                          ($ million)
At December 31, 2000
Forwards
 Receive sterling/pay US dollars
   Contract amount..................... 3,299      --      --       --    3,299           (30)
   Weighted average contractual
     exchange rate.....................  1.52
 Receive euro/pay US dollars
   Contract amount.....................   663      45      23       13      744           (16)
   Weighted average contractual
     exchange rate.....................  1.01
 Receive Norwegian krone/pay US dollars
   Contract amount.....................   199      --      --       --      199             6
   Weighted average contractual
     exchange rate (a).................  9.19

---------------
(a) Weighted average contractual exchange rates are expressed as US dollars per non-US dollar currency unit except Norwegian krone which are expressed as krone per US dollar.

Interest Rate Risk

     BP is exposed to interest rate risk on short- and long-term floating rate instruments and as a result of the refinancing of fixed rate finance debt. Consequently, as well as managing the currency and the maturity of debt, the Group manages interest expense through the balance between generally lower-cost floating rate debt, which has inherently higher risk, and generally more expensive but lower-risk, fixed rate debt. The Group is exposed predominantly to US dollar LIBOR interest rates as borrowings are mainly denominated in, or swapped into, US dollars. The Group uses derivatives to achieve the required mix between fixed and floating rate debt. During 2001, the proportion of floating rate debt was in the range of 32-43% of total net debt outstanding.

     The following table shows, by major currency, the Group's borrowings at December 31, 2001 and 2000 and the weighted average interest rates achieved at those dates through a combination of borrowings and other interest rate sensitive instruments entered into to manage interest rate exposure.

                                             Fixed rate debt                Floating rate debt
                                ----------------------------------------   --------------------

                                 Weighted          Weighted                Weighted
                                  average      average time                 average
                                 interest         for which                interest
                                     rate     rate is fixed       Amount       rate      Amount      Total
                                 --------     -------------     --------   --------    --------    --------
                                    (%)              (Years) ($ million)      (%)    ($ million) ($ million)
At December 31, 2001
US dollar.....................          7                 8       11,485          2       7,842      19,327
Sterling......................         --                --           --          4         133         133
Other currencies..............         10                29          122          6         194         316
                                                                --------               --------    --------
                                                                  11,607                  8,169      19,776
                                                                ========               ========    ========

At December 31, 2000
US dollar.....................          7                 9       10,199          6       8,326      18,525
Sterling......................         --                --           --          6         449         449
Other currencies..............          8                30           45         10         247         292
                                                                --------               --------    --------
                                                                  10,244                  9,022      19,266
                                                                ========               ========    ========

     The Group's earnings are sensitive to changes in interest rates over the forthcoming year as a result of the floating rate instruments included in the Group's finance debt at December 31, 2001. These include the effect of interest rate and currency swaps and forwards utilized to manage interest rate risk. If the interest rates applicable to floating rate instruments were to have increased by 1% on January 1, 2002, the Group's 2002 earnings before taxes would decrease by approximately $100 million. This assumes that the amount and mix of fixed and floating rate debt, including capital leases, remains unchanged from that in place at December 31, 2001 and that the change in interest rates is effective from the beginning of the year. Where the interest rate applicable to an instrument is reset during a quarter it is assumed that this occurs at the beginning of the quarter and remains unchanged for the rest of the year. In reality, the fixed/floating rate mix will fluctuate over the year and interest rates will change continually. Furthermore the effect on earnings shown by this analysis does not consider the effect of an overall reduction in economic activity which could accompany such an increase in interest rates.

Oil Price Risk

     The Group's risk management policy with respect to oil price risk is to manage only those exposures associated with the immediate operational programme for certain of its equity share of production and certain of its refinery and marketing activities. To this end, BP's supply and trading organization uses the full range of conventional oil price-related financial and commodity derivatives available in the oil markets.

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

     The following table shows values at risk for oil price risk management activities.

                                                     High       Low    Average    December 31
                                                   ------    ------    -------    ------------
                                                                 ($ million)
2001
Oil price contracts.............................       11         4          7              7
2000
Oil price contracts.............................       18        11         15             11
1999
Oil price contracts.............................        5         3          3              5

Natural Gas Price Risk

     BP's general policy with respect to natural gas price risk is to manage only a portion of its exposure to price fluctuations. Natural gas swaps, options and futures are used to convert specific sales and purchases contracts from fixed prices to market prices. Swaps are also used to hedge exposure to price differentials between locations. We also use derivatives to fix prices which are favorable with respect to our forecasts of future prices.

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

     At December 31, 2001, in addition to the swaps contracts shown in the table there were options contracts with aggregate notional amounts of $1,090 million ($7 million at December 31, 2000) and terms of up to one year and futures contracts with aggregate gross contract amounts of $35 million ($96 million at December 31, 2000).

                                                                                                            Weighted
                                                            Gross               Fair value                average price
                                                         Contract        ----------------------        -----------------
                                         Quantity          amount        Asset        Liability        Receive        Pay
                                         --------          ------        -----        ---------        -------       ----
                                      (Btu trillion)(a) ($ million)           ($ million)               ($ per mmBtu)(b)
At December 31, 2001
Maturing in 2002
Swaps
  Receive variable/pay fixed.....             447          1,600           17              (419)          2.64        3.58
  Receive fixed/pay variable.....             302          1,002          210               (27)          3.32        2.64
  Receive and pay variable.......           4,232             44          653              (610)          2.68        2.68
Maturing in 2003
Swaps
  Receive variable/pay fixed.....             104            349           37               (47)          3.24        3.36
  Receive fixed/pay variable.....              86            272           25               (32)          3.16        3.21
  Receive and pay variable.......             682              4           52               (55)          2.99        3.00
Maturing in 2004
Swaps
  Receive variable/pay fixed.....              20             63           11                (6)          3.45        3.18
  Receive fixed/pay variable.....               8             20            4               (10)          2.54        3.30
  Receive and pay variable.......             230              7           18               (25)          2.90        2.93
Maturing in 2005
Swaps
  Receive variable/pay fixed.....               3              8            2                (1)          3.43        3.02
  Receive fixed/pay variable.....               4             11            2                (4)          2.89        3.37
  Receive and pay variable.......             165              8           12               (20)          3.02        3.07
Maturing in 2006
Swaps
  Receive variable/pay fixed.....               2              7           --                (1)          3.49        3.94
  Receive fixed/pay variable.....               3             10            2                (2)          3.42        3.45
  Receive and pay variable.......             102              9            5               (14)          3.10        3.19
Maturing beyond 2006
Swaps
  Receive variable/pay fixed.....               3             12           --                (1)          3.59        4.02
  Received fixed/pay variable....              13             43            5               (10)          3.26        3.68
  Receive and pay variable.......             318             25           22               (48)          2.79        2.87

At December 31, 2000
Maturing in 2001
Swaps
  Receive variable/pay fixed.....              30            129           72                (1)          4.30        6.80
  Receive fixed/pay variable.....              12             67            1               (28)          8.18        5.80
  Receive and pay variable.......             265          1,932           46               (72)          7.28        7.18
Maturing in 2002
Swaps
  Receive variable/pay fixed.....              13             54           12                (1)          3.90        4.30
  Receive fixed/pay variable.....               1              2           --                (1)          3.47        3.20
  Receive and pay variable.......              40            198            2               (11)          4.87        4.64
Maturing in 2003
Swaps
  Receive variable/pay fixed.....               2              7           --                --           4.00        3.87
  Receive and pay variable.......              15             56           --                --           3.86        3.87
Maturing in 2004
Swaps
  Receive variable/pay fixed.....               2              7           --                --           3.91        4.01
  Receive and pay variable.......               2              7           --                --           3.84        3.83
Maturing in 2005
Swaps
  Receive variable/pay fixed.....               2              7           --                --           3.91        4.01
  Receive and pay variable.......               2              7           --                --           3.86        3.83
Maturing beyond 2005
Swaps
  Receive variable/pay fixed.....               5             19           --                --           3.99        4.01
  Receive and pay variable.......               5             19           --                --           3.87        3.83

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

     In addition to the risk management activities related to equity crude disposal, refinery supply and marketing, BP's supply and trading organization undertakes trading in the full range of conventional derivative financial and commodity instruments and physical cargoes available in the oil markets. The Group also uses financial and commodity derivatives to manage certain of its exposures to price fluctuations on natural gas transactions. These activities are monitored and measured separately from the risk management activity and are subject to maximum value at risk limits authorized by the board. The Group increased the volume of its natural gas trading activity in 2001.

     The Group measures its market risk exposure, that is potential gain or loss in fair values, on its trading activity using value-at-risk techniques. These techniques are based on a variance/covariance model or a Monte Carlo simulation and make a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair value takes into account a snapshot of the end-of-day exposures, and the history of one-day price movements over the previous twelve months, together with the correlation of these price movements. The potential movement in fair values is expressed to three standard deviations which is equivalent to a 99.7% confidence level. This means that, in broad terms, one would expect to see an increase or a decrease in fair values greater than the value at risk on only one occasion per year if the portfolio were left unchanged.

     The Group calculates value at risk on all instruments that are held for trading purposes and that therefore give an exposure to market risk. The value-at-risk model takes account of derivative financial instruments such as interest rate forward and futures contracts, swap agreements, options and swaptions; foreign exchange forward and futures contracts, swap agreements and options; and oil and natural gas price futures, swap agreements and options. Financial assets and liabilities and physical crude oil and refined products that are treated as trading positions are also included in these calculations. The value-at-risk calculation for oil and natural gas price exposure also includes derivative commodity instruments (commodity contracts that permit settlement either by delivery of the underlying commodity or in cash), such as forward contracts.

     The following table shows values at risk for trading activities.

                                                     High       Low    Average    December 31
                                                   ------    ------    -------    ------------
                                                                   ($ million)
2001
Interest rate trading..........................         1        --         --             --
Foreign exchange trading.......................         3        --          1             --
Oil price trading..............................        29        10         18             17
Natural gas price trading......................        21         4         10              9

2000
Interest rate trading..........................         2        --          1             --
Foreign exchange trading.......................        15        --          1              1
Oil price trading..............................        23         4         13             13
Natural gas price trading......................        16         1          6             13

1999
Interest rate trading..........................         1        --          1             --
Foreign exchange trading.......................        13        --          3              1
Oil price trading..............................        15         5          9             10

     The following table shows the changes during the year in the net fair value of non-exchange-traded instruments held for trading purposes.

                                                  Fair value     Fair value      Fair value      Fair value
                                                    interest       exchange             oil     natural gas
                                                        rate           rate           price           price
                                                   contracts      contracts       contracts       contracts
                                                   ---------      ---------       ---------      ----------
                                                                         ($ million)
Fair value of contracts at January 1, 2001......          --             --              36              24
Contracts realized or settled in the year.......          --             --             (37)            (36)
Fair value of new contracts when entered into
  during the year...............................          --             --              --              --
Changes in fair values attributable to changes
  in valuation techniques and assumptions.......          --             --              --              --
Other changes in fair values....................          --             (3)             27              24
                                                   ---------      ---------       ---------      ----------
Fair value of contracts at December 31, 2001              --             (3)             26              12
                                                   =========      =========       =========      ==========

     The following table shows the net fair value of non-exchange-traded contracts held for trading purposes at December 31, 2001 analyzed by maturity period and by methodology of fair value estimation.

                                                            Fair value of contracts at December 31, 2001
                                                ----------------------------------------------------------------
                                                 Maturity                                    Maturity      Total
                                                less than       Maturity      Maturity           over       fair
                                                   1 year      1-3 years     4-5 years        5 years      value
                                                  -------      ---------     ---------       --------    -------
                                                                            ($ million)
Prices actively quoted...........................       9              1            --             (2)         8
Prices provided by other external sources........       3              3            --             --          6
Prices based on models and other
  valuation methods..............................      17              4            --             --         21
                                                   ------         ------        ------         ------     ------
                                                       29              8            --             (2)        35
                                                   ======         ======        ======         ======     ======


ITEM 12 -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

       Not applicable

                                     PART II

ITEM 13 -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

       None.

ITEM 14 -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

       None.

                                    PART III

ITEM 17 -- FINANCIAL STATEMENTS

       Not applicable.

ITEM 18 -- FINANCIAL STATEMENTS

(a)  Financial Statements

     The following financial statements, together with the reports of the Independent Auditors thereon, are filed as part of this annual report:

                                                                                                             Page

Report of Independent Auditors and Consent of Independent Auditors............                               F-1
Consolidated Statement of Income for the Years Ended December 31, 2001, 2000, and 1999                       F-2
Consolidated Balance Sheet at December 31, 2001 and 2000......................                               F-3
Consolidated Statement of Cash Flows for the Years
  Ended December 31, 2001, 2000 and 1999......................................                               F-4
Statement of Total Recognized Gains and Losses for the Years
  Ended December 31, 2001, 2000 and 1999......................................                               F-4
Statement of Changes in BP Shareholders' Interest for
  the Years Ended December 31, 2001, 2000 and 1999............................                               F-5
Notes to Financial Statements.................................................                               F-7
Supplementary Oil and Gas Information (Unaudited).............................                               F-109
Schedule for the Years Ended December 31, 2001, 2000 and 1999
  Schedule II Valuation and Qualifying Accounts...............................                               S-1

ITEM 19 -- EXHIBITS

       The following documents are filed as part of this annual report:

Exhibit 1    Memorandum and Articles of Association of BP p.l.c.
Exhibit 4.1  The BP Executive Directors' Long Term Incentive Plan*
Exhibit 4.2  Directors' Service Contracts*
Exhibit 7    Computation of Ratio of Earnings to Fixed Charges (Unaudited)
Exhibit 8    Subsidiaries

* Incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000.

     The total amount of long-term debt securities of the Registrant and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of BP p.l.c. and its subsidiaries on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                  BP p.l.c.
                                                (Registrant)





Dated: March 28, 2002                             /S/ D. J. PEARL
                                                  ............................
                                                   D. J. PEARL
                                                   Deputy Company Secretary

                         REPORT OF INDEPENDENT AUDITORS

To:   The Board of Directors
      BP p.l.c.

     We have audited the accompanying consolidated balance sheets of BP p.l.c. as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in BP shareholders' interest, total recognized gains and losses, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BP p.l.c. at December 31, 2001 and 2000, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 43 of Notes to Financial
Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                 /S/ ERNST & YOUNG LLP
                                  --------------------
London, England                    Ernst & Young LLP
February 12, 2002
--------------------------------------------------------------------------------
                         CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference of our report dated February 12, 2002, with respect to the consolidated financial statements of BP p.l.c. included in this Annual Report (Form 20-F) for the year ended December 31, 2001 in the following Registration Statements:

     Registration Statements on Form F-3 (File Nos. 333-9790 and 333-65996) of BP p.l.c.;

     Registration Statements on Form F-3 (File Nos. 33-39075 and 33-20338) of BP America Inc. and BP p.l.c.;

     Registration Statement on Form F-3 (File No. 33-29102) of The Standard Oil Company and BP p.l.c.;

     Registration Statement on Form F-3 (File No. 333-83180) of BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c., BP Capital Markets America Inc. and BP p.l.c.; and

     Registration  Statements  on  Form  S-8  (File  Nos.  33-21868,   333-9020,
333-9798, 333-79399, 333-34968, 333-67206 and 333-74414) of BP p.l.c.


                                 /S/ ERNST & YOUNG LLP
                                  --------------------
London, England                    Ernst & Young LLP
March 28, 2002

                        CONSOLIDATED STATEMENT OF INCOME


                                                                         Years ended December 31,
                                                                        --------------------------
                                                     Note               2001       2000       1999
                                                     ----              -----      -----      -----
                                                                  ($ million, except per share amounts)


Turnover............................................                 175,389     161,826   101,180
Less: Joint ventures................................                   1,171      13,764    17,614
                                                                      ------      ------    ------
Group turnover......................................    2            174,218     148,062    83,566
Replacement cost of sales...........................                 146,893     120,720    68,615
Production taxes....................................    3              1,689       2,061     1,017
                                                                      ------      ------    ------
Gross profit........................................                  25,636      25,281    13,934
Distribution and administration expenses............    4             10,918       9,331     6,064
Exploration expense.................................                     480         599       548
                                                                      ------      ------    ------
                                                                      14,238      15,351     7,322
Other income........................................    5                694         805       414
                                                                      ------      ------    ------
Group replacement cost operating profit.............                  14,932      16,156     7,736
Share of profits of joint ventures..................                     443         808       555
Share of profits of associated undertakings.........                     760         792       603
                                                                      ------      ------    ------
Total replacement cost operating profit.............                  16,135      17,756     8,894
Profit (loss) on sale of businesses
  or termination of operations......................    6                (68)        132       363
Profit (loss) on sale of fixed assets...............    6                603          88      (700)
Restructuring costs.................................    6                 --          --    (1,943)
                                                                      ------      ------    ------
Replacement cost profit before interest and tax.....                  16,670      17,976     6,614
Inventory holding gains (losses)....................                  (1,900)        728     1,728
                                                                      ------      ------    ------
Historical cost profit before interest and tax                        14,770      18,704     8,342
Interest expense....................................    7              1,670       1,770     1,316
                                                                      ------      ------    ------
Profit before taxation..............................                  13,100      16,934     7,026
Taxation............................................    9              5,017       4,972     1,880
                                                                      ------      ------    ------
Profit after taxation...............................                   8,083      11,962     5,146
Minority shareholders' interest.....................                      73          92       138
                                                                      ------      ------    ------
Profit for the year*................................                   8,010      11,870     5,008
Dividend requirements on preference shares*.........                       2           2         2
                                                                      ------      ------    ------
Profit for the year applicable
  to ordinary shares*                                                  8,008      11,868     5,006
                                                                      ======      ======    ======
Profit per ordinary share - cents
Basic ..............................................   11              35.70       54.85     25.82
Diluted.............................................   11              35.48       54.48     25.68
                                                                      ======      ======    ======
Dividends per ordinary share - cents................   10               22.0        20.5      20.0
                                                                      ======      ======    ======
Average number outstanding of 25 cents
  ordinary shares (in millions).....................                  22,436      21,638    19,386
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

                           CONSOLIDATED BALANCE SHEET

                                                                 December 31,
                                                      ---------------------------------
                                             Note                2001              2000
                                           ------     ---------------  ----------------
                                                                  ($ million)
Fixed assets
  Intangible assets........................    19              15,593            16,893
  Tangible assets..........................    20              77,410            75,173
  Investments
   Joint ventures
     Gross assets..........................           4,661             3,641
     Gross liabilities.....................             800               757
                                                     ------            ------
     Net investment........................    21               3,861             2,884
   Associated undertakings.................    21               5,567             5,455
   Other...................................    21               2,619             3,414
                                                               ------            ------
                                                               12,047            11,753
                                                               ------            ------
Total fixed assets.........................                   105,050           103,819
Current assets
  Business held for resale.................              --               636
  Inventories..............................    22     7,631             9,234
  Trade receivables........................    23    15,436            17,813
  Other receivables falling due
   Within one year.........................    23     6,552             5,995
   After more than one year................    23     4,681             4,610
  Investments..............................    24       450               661
  Cash at bank and in hand.................           1,358             1,170
                                                     ------            ------
                                                     36,108            40,119
                                                     ------            ------
Current liabilities --
  falling due within one year
  Finance debt.............................    25     9,090             6,418
  Trade payables...........................    26    13,129            14,363
  Other accounts payable and
    accrued liabilities....................    26    15,395            17,747
                                                     ------            ------
                                                     37,614            38,528
                                                     ------            ------
Net current assets ........................                    (1,506)            1,591
                                                               ------            ------
Total assets less current liabilities                         103,544           105,410
Noncurrent liabilities
  Finance debt.............................    25    12,327            14,772
  Accounts payable and accrued liabilities.           3,086             3,842
Provisions for liabilities and charges
  Deferred taxation........................     9     1,655             1,822
  Other....................................    27    11,482            10,973
                                                     ------            ------
                                                               28,550            31,409
                                                               ------            ------
Net assets.................................                    74,994            74,001
Minority shareholders' interest............                       627               585
                                                               ------            ------
BP shareholders' interest*.................                    74,367            73,416
                                                               ======            ======
Represented by:
Capital shares
  Preference...............................                        21                21
  Ordinary.................................                     5,608             5,632
Paid in surplus............................    29               4,014             3,770
Merger reserve.............................    29              26,983            26,869
Other reserves.............................    29                 223               456
Retained earnings.......................... 29/30              37,518            36,668
                                                               ------            ------
                                                               74,367            73,416
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

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                         Years ended December 31,
                                                                        --------------------------
                                                            Note        2001       2000       1999
                                                            ----       -----      -----      -----
                                                                               ($ million)

Net cash inflow from operating activities................     31      22,409     20,416     10,290
                                                                      ------     ------     ------
Dividends from joint ventures............................                104        645        949
                                                                      ------     ------     ------
Dividends from associated undertakings...................                528        394        219
                                                                      ------     ------     ------
Servicing of finance and returns on investments
Interest received........................................                256        444        179
Interest paid............................................             (1,282)    (1,354)    (1,065)
Dividends received.......................................                132         42         34
Dividends paid to minority shareholders..................                (54)       (24)      (151)
                                                                      ------     ------     ------
Net cash outflow from servicing of finance and
  returns on investments.................................               (948)      (892)    (1,003)
                                                                      ------     ------     ------
Taxation
UK corporation tax.......................................             (1,058)      (869)      (559)
Overseas tax.............................................             (3,602)    (5,329)      (701)
                                                                      ------     ------     ------
Tax paid.................................................             (4,660)    (6,198)    (1,260)
                                                                      ------     ------     ------
Capital expenditure and financial investment
Payments for tangible and intangible fixed assets........            (12,142)    (8,837)    (6,371)
Payments for fixed assets -- investments.................                (72)    (1,264)      (163)
Proceeds from the sale of fixed assets...................     18       2,365      3,029      1,149
                                                                      ------     ------     ------
Net cash outflow for capital expenditure
  and financial investment...............................             (9,849)    (7,072)    (5,385)
                                                                      ------     ------     ------
Acquisitions and disposals
Investments in associated undertakings...................               (586)      (985)      (197)
Acquisitions.............................................     17      (1,210)    (6,265)      (102)
Net investment in joint ventures.........................               (497)      (218)      (750)
Proceeds from the sale of businesses.....................     18         538      8,333      1,292
                                                                      ------     ------     ------
Net cash (outflow) inflow for acquisitions
  and disposals..........................................             (1,755)       865        243
                                                                      ------     ------     ------
Equity dividends paid....................................             (4,827)    (4,415)    (4,135)
                                                                      ------     ------     ------
Net cash inflow (outflow)................................              1,002      3,743        (82)
                                                                      ======     ======     ======
Financing................................................     31         972      3,413       (954)
Management of liquid resources...........................     31        (211)       452        (93)
Increase (decrease) in cash..............................     31         241       (122)       965
                                                                      ------     ------     ------
                                                                       1,002      3,743        (82)
                                                                      ======     ======     ======

--------------------------------------------------------------------------------

                 STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
Profit for the year......................................         8,010   11,870    5,008
Currency translation differences.........................          (908)  (2,508)    (921)
                                                                 ------   ------   ------
Total recognized gains and losses relating to the year...         7,102    9,362    4,087
Prior year adjustment -- change in accounting policy.....            --       --      715
                                                                 ------   ------   ------
Total recognized gains and losses........................         7,102    9,362    4,802
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

                STATEMENT OF CHANGES IN BP SHAREHOLDERS' INTEREST

     The Company's authorized ordinary share capital at December 31, 2001 and 2000 was 36 billion shares of 25 cents each, amounting to $9 billion. At December 31,1999 the authorized ordinary share capital was 24 billion shares of 25 cents each, amounting to $6 billion. In addition the company has authorized preference share capital of 12,750,000 shares of (pound)1 each ($21 million). Details of movements in share capital are shown in Note 30.

     The allotted, called up and fully paid share capital at December 31, was as follows:

                                                                  Shares
                                                         ---------------------
                                                          Authorized    Issued     Amount
                                                         ----------- ---------   --------
                                                                               ($ million)
Non-equity-- preference shares
8% cumulative first preference
  shares of(pound)1 each
    at December 31, 2001, 2000 and 1999..........          7,250,000 7,232,838         12
                                                         =========== =========   ========
9% cumulative second preference
  shares of(pound)1 each
    at December 31, 2001, 2000 and 1999..........          5,500,000 5,473,414          9
                                                         =========== =========   ========
Equity -- ordinary shares of 25 cents each
  Authorized
  December 31, 2001..............................     36,000,000,000
                                                      ==============

                                                    Years ended December 31,
                           ----------------------------------------------------------------------------
                                    2001                        2000                     1999
                           ----------------------     ----------------------     ----------------------
  ISSUED                       Shares of                  Shares of                  Shares of
                           25 cents each   Amount     25 cents each   Amount     25 cents each   Amount
                           -------------   ------     -------------   ------     -------------   ------
                            (thousands) ($ million)    (thousands) ($ million)    (thousands) ($ million)

  January 1................  22,528,747     5,632        19,484,024    4,871        19,366,020    4,842
  Employee share schemes (a)     33,461         8            38,112        9            66,162       16
  Share dividend plan (b)..          --        --                --       --            51,842       13
  ARCO (c).................      23,798         7                --       --                --       --
  ARCO acquisition.........          --        --         3,228,274      807                --       --
  Share buyback (d)........    (153,929)      (39)         (221,663)     (55)               --       --
                               --------  --------        ----------  -------        ----------  -------
  December 31..............  22,432,077     5,608        22,528,747    5,632        19,484,024    4,871
                             ==========  ========        ==========  =======        ==========  =======

Paid in surplus
  January 1................                 3,770                      3,684                      3,386
  Premium on shares issued:
    Employee share schemes.                   118                        250                        250
    ARCO...................                    51                         --                         --
    Share dividend plan ...                    --                         --                        (13)
  Share buyback............                    39                         55                         --
  Stamp duty reserve tax...                    --                       (295)                        --
  Qualifying Employee Share
    Ownership Trust (e)....                    36                         76                         61
                                         --------                   --------                   --------
  December 31..............                 4,014                      3,770                      3,684
                                         ========                   ========                   ========



   The Notes to Financial Statements are an integral part of this Statement.

          STATEMENT OF CHANGES IN BP SHAREHOLDERS' INTEREST (Concluded)

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                       ($ million)
Merger reserve
  January 1..........................................            26,869      697      697
  ARCO (c)...........................................               114       --       --
  ARCO acquisition...................................                --   26,172       --
                                                                 ------   ------   ------
  December 31........................................            26,983   26,869      697
                                                                 ======   ======   ======
Other reserves
  January 1..........................................               456       --       --
  ARCO(c)............................................              (117)      --       --
  ARCO acquisition...................................                --      456       --
  Redemption of ARCO preference shares (f)...........              (116)      --       --
                                                                 ------   ------   ------
  December 31........................................               223      456       --
                                                                 ======   ======   ======
Retained earnings
  January 1..........................................            36,668   34,008   33,555
  Exchange adjustment................................              (908)  (2,508)    (921)
  Share dividend plan................................                --       --      311
  Share buyback......................................            (1,281)  (2,001)      --
  Qualifying Employee Share Ownership Trust (e)......               (36)     (76)     (61)
  Profit for the year................................             8,010   11,870    5,008
  Dividends (g)
   Preference (non-equity)...........................                (2)      (2)      (2)
   Ordinary (equity).................................            (4,933)  (4,623)  (3,882)
                                                                 ------   ------   ------
  December 31........................................            37,518   36,668   34,008
                                                                 ======   ======   ======

----------

(a) Employee share schemes. During the year 33,460,856 ordinary shares were issued under the BP, Amoco and Burmah Castrol employee share schemes.

(b) During 1999 there were 51,842,146 BP ordinary shares issued under the share dividend plan at par value, by capitalization of paid in surplus.

(c) ARCO. 10,728,978 ordinary shares were issued in connection with the conversion of ARCO preference shares and a further 13,069,008 ordinary shares were issued in respect of ARCO employee share option schemes.

(d) Share buyback. The Company purchased for cancellation 153,928,949 ordinary shares for a total consideration of $1,281 million.

(e)  See Note 33 -- Employee share schemes.

(f) Redemption of ARCO preference shares. A cash tender offer was made in March 2001 for the outstanding ARCO preference shares.

(g)  See Note 10 -- Dividends per ordinary share.

(h)  See Note 30 -- Retained earnings.

(i) Voting on substantive resolutions tabled at a general meeting is on a poll. On a poll, shareholders present in person or by proxy have two votes for every (pound)5 in nominal amount of the first and second preference shares held and one vote for every ordinary share held. On a show of hands vote on other resolutions (procedural matters) at a general meeting, shareholders present in person or by proxy have one vote each.

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

                          NOTES TO FINANCIAL STATEMENTS

Note 1 -- Accounting policies

Accounting standards

     These accounts are prepared in accordance with applicable UK accounting standards. Two new Financial Reporting Standards: No.17 'Retirement Benefits' (FRS 17) and No.18 'Accounting Policies' (FRS 18) are effective for the Group's 2001 year end reporting. The accounts contain the transitional disclosures required by FRS 17. The adoption of FRS 18 has had no effect on the results for the year nor required any restatement of prior year comparatives.

Basis of preparation

     The Group's main activities are the exploration and production of crude oil and natural gas; the marketing and trading of natural gas and power; the refining, marketing, supply and transportation of petroleum products; and the manufacturing and marketing of petrochemicals.

     The preparation of accounts in conformity with UK generally accepted accounting practice requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

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

     Where an interest in a separate business of an acquired entity is held temporarily pending disposal, it is carried on the balance sheet at its estimated net proceeds of sale.

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

Foreign currencies

     On consolidation, assets and liabilities of subsidiaries are translated into US dollars at closing rates of exchange. Income and cash flow statements are translated at average rates of exchange. Exchange differences resulting from the retranslation of net investments in subsidiaries, joint ventures and associates at closing rates, together with differences between income statements translated at average rates and at closing rates, are dealt with in reserves. Exchange gains and losses arising on long-term foreign currency borrowings used to finance the Group's foreign currency investments are also dealt with in reserves. All other exchange gains or losses on settlement or translation at closing rates of exchange of monetary assets and liabilities are included in the determination of profit for the year.

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

      The Group accounts for derivatives using the following methods:

     Fair value method: derivatives are carried on the balance sheet at fair value ('marked to market') with changes in that value recognized in earnings of the period. This method is used for all derivatives which are held for trading purposes. Interest rate contracts traded by the Group include futures, swaps, options and swaptions. Foreign exchange contracts traded include forwards and options. Oil and natural gas price contracts traded include swaps, options and futures.

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

     Where derivatives used to manage interest rate risk or to convert non-US dollar debt or to hedge other anticipated cash flows are terminated before the underlying debt matures or the hedged transaction occurs, the resulting gain or loss is recognized on a basis that matches the timing and accounting treatment of the underlying debt or hedged transaction. When an anticipated transaction is no longer likely to occur or finance debt is terminated before maturity, any deferred gain or loss that has arisen on the related derivative is recognized in the income statement together with any gain or loss on the terminated item.

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

     The Group undertakes a review for impairment of a fixed asset or goodwill if events or changes in circumstances indicate that the carrying amount of the fixed asset or goodwill may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is, the higher of net realizable value and value in use, the fixed asset or goodwill is written down to its recoverable amount. The value in use is determined from estimated discounted future net cash flows.

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

Note 1 -- Accounting policies (concluded)

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

Comparative figures

     Information for 2000 has been restated to reflect the transfer of the natural gas liquids business from Refining and Marketing to Gas and Power. In addition, certain prior year figures have been restated to conform with the 2001 presentation.

Note 2 -- Turnover

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                       ($ million)
Sales and operating revenue..........................           208,299  168,709   91,891
Customs duties and sales taxes.......................            34,081   20,647    8,325
                                                                 ------   ------   ------
                                                                174,218  148,062   83,566
                                                                 ======   ======   ======

Note 3 -- Production taxes

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                       ($ million)
UK petroleum revenue tax.............................               600      707      237
Overseas production taxes............................             1,089    1,354      780
                                                                 ------   ------   ------
                                                                  1,689    2,061    1,017
                                                                 ======   ======   ======

Note 4 -- Distribution and administration expenses

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                       ($ million)
Distribution................................................      9,852    7,514    5,031
Administration..............................................      1,066    1,817    1,033
                                                                 ------   ------   ------
                                                                 10,918    9,331    6,064
                                                                 ======   ======   ======


     Distribution and administration expenses for 2001 include Atlantic Richfield Company (ARCO), Burmah Castrol and the European fuels business for the full year, whereas for 2000 their costs were only included for part of the year, from April 14, July 7 and August 1, respectively.

Note 5 -- Other income

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                       ($ million)
Income from other fixed asset investments...................        208      202       66
Other interest and miscellaneous income.....................        486      603      348
                                                                 ------   ------   ------
                                                                    694      805      414
                                                                 ======   ======   ======
Income from investments publicly traded included above......         32        8       14
                                                                 ------   ------   ------

Note 6 -- Exceptional items

     Exceptional items comprise profit (loss) on sale of fixed assets and businesses or termination of operations and restructuring costs, as follows:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                       ($ million)
Profit on sale of businesses or
  termination of operations -- Group........................        182      341      427
                            -- Joint ventures...............         --      --        42
Loss on sale of businesses or
  termination of operations -- Group........................       (250)    (209)    (106)
                                                                 ------   ------   ------
                                                                    (68)     132      363

Profit on sale of fixed assets -- Group.....................        948      535       84
                               -- Joint ventures............         --       24       --
Loss on sale of fixed assets   -- Group.....................       (343)    (471)    (784)
                               -- Associated undertakings...         (2)      --       --
                                                                 ------   ------   ------
                                                                    603       88     (700)
                                                                 ------   ------   ------
                                                                    535      220     (337)

Restructuring costs -- Group................................         --       --   (1,900)
                    -- Joint ventures.......................         --       --      (43)
                                                                 ------   ------   ------
Exceptional items...........................................        535      220   (2,280)
Taxation (charge) credit:
Sale of businesses or termination of operations.............        (50)    (181)     (21)
Sale of fixed assets........................................       (455)    (111)     (29)
Restructuring costs.........................................         --       --      280
                                                                 ------   ------   ------
Exceptional items, net of tax...............................         30      (72)  (2,050)
                                                                 ======   ======   ======

Note 6 -- Exceptional items (concluded)

Sales of businesses or termination of operations

     The profit on the sale of businesses during 2001 relates to the sale of the group's interest in Vysis. For 2000 the profit is attributable primarily to the divestment by the Group of its common interest in Altura Energy. For 1999 the profit related mainly to the divestment by the Group of its Canadian oil properties and certain chemicals businesses. These included the Verdugt acid salts business; the Plaskon electronics materials business located in the USA and Singapore; and the US Fibers and Yarns business. The profit on sale of businesses by joint ventures in 1999 was mainly attributable to the disposal by the BP/Mobil joint venture of its retail network in Hungary.

     For 2001 the loss on sale of businesses or termination of operations relates principally to the sale of the group's Carbon Fibers business and the write-off of assets following the closure or exit from certain chemicals activities. The loss during 2000 arose from the subvention of bank loans to its paraxylene joint venture in Singapore. The loss during 1999 arose from the closure of this joint venture.

Sale of fixed assets

     The profit on the sale of fixed assets in 2001 includes the profit from the divestment of the refineries at Mandan, North Dakota, and Salt Lake City, Utah; the group's interest in the Alliance and certain other pipeline systems in the USA; and BP's interest in the Kashagan discovery in Kazakhstan. For 2000 the profit on sale of fixed assets included the disposal of the Alliance refinery, located in Belle Chasse, Louisiana, the profit from the divestment of a 10% interest in certain exploration and production interests in Trinidad and the profit from the sale of other exploration and production interests, mainly in the UK and USA. The profit on the sale of fixed assets in 1999 included the Federal Trade Commission-mandated sale of distribution terminals and service stations in the USA, the divestment by the Group of its interest in an olefins cracker at Wilton in the UK and the sale and leaseback of US railcars.

     The loss on sale of fixed assets in 2001 arises from a number of transactions. For 2000 the loss relates principally to the divestment by the Group of its interests in the Quiriquire and Guarapiche fields in Venezuela. The major element of the loss in 1999 was the disposal by the Group of its interest in the Pedernales oil field in Venezuela.

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

Note 7 -- Interest expense

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                       ($ million)
Bank loans and overdrafts............................               119      154      119
Other loans (a)......................................             1,111    1,221      854
Finance leases.......................................                78      107       75
                                                                 ------   ------   ------
                                                                  1,308    1,482    1,048
Capitalized at 5% (2000 7% and 1999 6%)..............                81      119       43
                                                                 ------   ------   ------
Group................................................             1,227    1,363    1,005
Joint ventures.......................................                70       78       70
Associated undertakings..............................               135      140      131
Unwinding of discount on provisions .................               196      189      130
Change in discount rate for provisions ..............                42       --      (20)
                                                                 ------   ------   ------
Total charged against profit.........................             1,670    1,770    1,316
                                                                 ======   ======   ======

----------

(a) Interest expense includes a charge of $62 million (2000 $111 million and 1999 $24 million) relating to early redemption of debt.

Note 8 -- Depreciation and amounts provided

     Included in the income statement under the following headings:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                       ($ million)
Depreciation and amortization of goodwill and other intangibles
  Replacement cost of sales..........................             7,367    6,403    4,185
  Distribution.......................................             1,221      707      408
  Administration.....................................                94       87      115
  Exceptional items..................................                --       --      258
                                                                 ------   ------   ------
                                                                  8,682    7,197    4,966
                                                                 ======   ======   ======
Depreciation of capitalized leased assets included above             65       79       70
                                                                 ------   ------   ------

Amounts provided against fixed asset investments
  Exceptional items..................................                --       --       84
  Replacement cost of sales..........................                68      252       (1)
                                                                 ------   ------   ------
                                                                     68      252       83
                                                                 ======   ======   ======

     The charge for depreciation and amortization of goodwill in 2001 includes $175 million for the impairment of the Venezuelan Lake Maracaibo operation.

     For 2000 the charge includes $61 million for the write-down of Chemicals and Exploration and Production assets. In addition, for 2000 $181 million was provided against the Group's chemicals investment in Indonesia as a result of the weak business environment in the region.

Note 8 -- Depreciation and amounts provided (concluded)

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

Note 9 -- Taxation

Charge for taxation

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                       ($ million)
United Kingdom corporation tax:
  Current at 30.0% (2000 at 30.0% and 1999 at 30.25%)             1,666    1,505      875
  Overseas tax relief................................              (678)    (310)    (363)
                                                                 ------   ------   ------
                                                                    988    1,195      512
  Deferred at 30.0% (2000 at 30.0% and 1999 at 30.0%)               (48)      12       91
                                                                 ------   ------   ------
                                                                    940    1,207      603
                                                                 ------   ------   ------
Overseas:
  Current............................................             3,846    3,704    1,143
  Deferred...........................................               (66)    (124)      30
  Joint ventures.....................................                94       57        5
  Associated undertakings............................               203      128       99
                                                                 ------   ------   ------
                                                                  4,077    3,765    1,277
                                                                 ------   ------   ------
Taxation charge for the year.........................             5,017    4,972    1,880
                                                                 ======   ======   ======

     Included in the charge for the year is a charge of $505 million (2000 $292 million charge and 1999 $230 million credit) relating to exceptional items.

Reconciliation of the UK statutory tax rate to the effective tax rate of the Group on replacement cost profit before exceptional items

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                 (% of profit before tax)
United Kingdom statutory tax rate..............................      30       30       30
Increase (decrease) resulting from:
  Current year timing differences not provided
    (including current year losses unrelieved/prior
     year losses utilized).....................................      (6)      (5)     (10)
  (Relief for inventory holding losses)/tax on
     inventory holding gains..................................       (1)       1        2
  Overseas taxes at higher rates...............................       8        7        5
  Tax credits..................................................      (2)      (4)      --
  Acquisition amortization.....................................       4        3       --
  Other........................................................      (2)      (3)       1
                                                                 ------   ------   ------
  Effective tax rate on replacement cost profit
    before exceptional items...................................      31       29       28
                                                                 ======   ======   ======

     Further information presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 109 -- 'Accounting For Income Taxes' is set out below.

Provisions for deferred taxation

                                                                          Gross potential
                                                          Provisions         liability
                                                        ---------------   ---------------
                                                              Years ended December 31,
                                                        ---------------------------------
                                                          2001     2000     2001     2000
                                                        ------   ------   ------   ------
                                                                     ($ million)
Analysis of movements during the year:
  At January 1........................................   1,822    1,783   10,595    7,953
  Exchange adjustments................................     (56)    (139)    (140)    (287)
  Acquisitions........................................       3      323        3    1,404
  Charge (credit) for the year........................    (114)    (112)   1,244    1,564
  Deletions/transfers.................................      --      (33)      --      (39)
                                                        ------   ------   ------   ------
  At December 31......................................   1,655    1,822   11,702   10,595
                                                        ======   ======   ======   ======
  of which -- United Kingdom..........................   1,055    1,141    2,071    2,181
           -- Overseas................................     600      681    9,631    8,414
                                                        ======   ======   ======   ======
Analysis of provision:
  Depreciation........................................   2,527    2,641   12,672   11,384
  Petroleum revenue tax...............................    (383)    (337)    (383)    (337)
  Other timing differences............................    (489)    (482)    (587)    (452)
                                                        ------   ------   ------   ------
                                                         1,655    1,822   11,702   10,595
                                                        ======   ======   ======   ======

     If provision for deferred taxation had been made on the basis of the gross potential liability, the overseas taxation charge for the year would have increased by $1,358 million (2000 $1,676 million and 1999 $442 million).

     Deferred taxation is not generally provided in respect of liabilities which may arise on the distribution of accumulated reserves of overseas subsidiaries, joint ventures and associated undertakings.

Note 9 -- Taxation (concluded)

     The Group has adopted Financial Reporting Standard No. 19 'Deferred Tax' with effect from January 1, 2002. If this new standard had been applied to the reported results for 2001, the tax charge for the year would have increased by $1,358 million to $6,375 million. In addition, at December 31, 2001 there would have been a reduction of $9,050 million in shareholders' funds and capital employed. This represents the difference between the gross potential and the restricted liability amounts for the Group shown above ($10,047 million net of the additional goodwill arising on acquisitions in 2000 of $1,081 million) and $84 million for joint ventures and associated undertakings.

Effective tax rate

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
Analysis of profit before taxation:
United Kingdom.......................................             2,333    3,426    1,663
Overseas.............................................            10,767   13,508    5,363
                                                                 ------   ------   ------
                                                                 13,100   16,934    7,026
                                                                 ======   ======   ======
Taxation.............................................             5,017    4,972    1,880
                                                                 ======   ======   ======
Effective tax rate...................................                38%      29%      27%
                                                                 ======   ======   ======

     The following relates the United Kingdom statutory tax rate to the effective tax rate of the Group based on profit before taxation:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                 (% of profit before tax)

United Kingdom statutory tax rate....................                30       30       30
Increase (decrease) resulting from:
  Current year timing differences not provided.......               (11)      (5)      (9)
  (Prior year losses utilized) current
     year losses unrelieved..........................                 4        2        2
  (Inventory holding gains not taxed) no relief for
        inventory holding losses.....................                 3       (1)      (5)
  Overseas taxes at higher rates.....................                 9        7        5
  Tax credits........................................                (3)      (4)      --
  Acquisition amortization ..........................                 6        3        1
  Other .............................................                --       (3)       3
                                                                 ------   ------   ------
Effective tax rate...................................                38       29       27
                                                                 ======   ======   ======

Note 10 -- Dividends per ordinary share

                                                  Years ended December 31,
                              --------------------------------------------------------------
                                2001   2000   1999   2001   2000   1999   2001   2000   1999
                              ------ ------ ------ ------ ------ ------ ------ ------ ------
                                (pence per share)    (cents per share)       ($ million)

First quarterly...........     3.665  3.220  3.069   5.25   5.00   5.00  1,178  1,133    970
Second quarterly..........     3.911  3.352  3.112   5.50   5.00   5.00  1,235  1,128    970
Third quarterly...........     3.805  3.602  3.033   5.50   5.25   5.00  1,232  1,185    971
Fourth quarterly..........     4.055  3.617  3.125   5.75   5.25   5.00  1,288  1,177    971
                               -----  -----  -----  -----  -----  -----  -----  -----  -----
                              15.436 13.791 12.339  22.00  20.50  20.00  4,933  4,623  3,882
                               -----  -----  -----  -----  -----  -----  -----  -----  -----

Note 11 -- Profit per ordinary share

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                     (cents per share)
Basic earnings per share.......................................   35.70    54.85    25.82
Diluted earnings per share.....................................   35.48    54.48    25.68


     The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders, i.e. profit for the year less preference dividends, related to the weighted average number of ordinary shares in issue during the year. The profit attributable to ordinary shareholders is $8,008 million (2000 $11,868 million and 1999 $5,006 million). The average number of shares outstanding excludes the shares held by the Employee Share Ownership Plans.

     The calculation of diluted earnings per share is based on profit attributable to ordinary shareholders as for basic earnings per share. However, the number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares. The number of ordinary shares outstanding for basic and diluted earnings per share may be reconciled as follows:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                     (shares million)
Weighted average number of ordinary shares.....................  22,436   21,638   19,386
Ordinary shares issuable under employee share schemes..........     138      145      111
                                                                 ------   ------   ------
                                                                 22,574   21,783   19,497
                                                                 ======   ======   ======

     In addition to basic earnings per share based on the historical cost profit for the year, a further measure, based on replacement cost profit before exceptional items, is provided as it is considered that this measure gives an indication of underlying performance.

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                     (cents per share)
Profit for the year.........................................      35.70    54.85    25.82
Inventory holding (gains) losses............................       8.47    (3.36)   (8.91)
                                                                 ------   ------   ------
Replacement cost profit for the year........................      44.17    51.49    16.91
Exceptional items, net of tax...............................      (0.14)    0.33    10.57
                                                                 ------   ------   ------
Replacement cost profit before exceptional items............      44.03    51.82    27.48
                                                                 ======   ======   ======

Note 12 -- Quarterly results of operations (unaudited)

                                                         Historical cost            Profit (loss)
                                                Group      profit before    Profit  per ordinary
                                             turnover   interest and tax     (loss)        share
                                             --------   ----------------    ------    ----------
                                                             ($ million)                  (cents)

Year ended December 31, 2001
First quarter.............................     45,700              5,479     3,304         14.70
Second quarter............................     48,689              5,183     3,171         14.12
Third quarter.............................     43,886              3,536     1,940          8.66
Fourth quarter............................     37,114                572      (405)        (1.78)
                                            ---------     --------------   -------   -----------
Total.....................................    175,389             14,770     8,010         35.70
                                            =========     ==============  ========   ===========
Year ended December 31, 2000
First quarter.............................     33,091              4,336     3,085         15.88
Second quarter............................     39,027              4,711     3,024         13.59
Third quarter.............................     44,862              5,377     3,351         14.85
Fourth quarter............................     44,846              4,280     2,410         10.53
                                            ---------     --------------   -------   -----------
Total.....................................    161,826             18,704    11,870         54.85
                                            =========     ==============  ========   ===========

Note 13 -- Rental expense under operating leases

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                        ($ million)
Minimum rentals:
  Tanker charters....................................               393      361      357
  Plant and machinery................................               530      471      509
  Land and buildings.................................               355      343      271
                                                                 ------   ------   ------
                                                                  1,278    1,175    1,137
Less: Rentals from sub-leases........................              (165)    (185)    (178)
                                                                 ------   ------   ------
                                                                  1,113      990      959
                                                                 ======   ======   ======

Note 14 -- Research and development

     Expenditure on research and development amounted to $385 million (2000 $434 million and 1999 $310 million).

Note 15 -- Auditors' remuneration


                                                   Years ended December 31,
                                      --------------------------------------------------
                                             2001              2000              1999
                                      ---------------   ---------------   ---------------
                                          UK    Total       UK    Total       UK    Total
                                      ------   ------   ------   ------   ------   ------
                                                           ($ million)
Audit fees -- Ernst & Young:
  Group audit.........................     5       13        6       15        6       14
  Local statutory audit and
    quarterly review                       3       11        3       13        1        6
                                      ------   ------   ------   ------   ------   ------
                                           8       24        9       28        7       20
                                      ======   ======   ======   ======   ======   ======


Fees for other services -- Ernst & Young
  Acquisitions and disposals..........    16       20        8        9        3        5
  Taxation services...................     9       28        2       14        1        6
  Assurance services..................     4       11        5       10        4        5
  Consultancy.........................    --       --        5       18        7       20
                                      ------   ------   ------   ------   ------   ------
                                          29       59       20       51       15       36
                                      ======   ======   ======   ======   ======   ======

     Group audit fees for 2000 include $1 million for excess of actual over estimated fees for 1999.

     The audit fees payable to Ernst & Young are reviewed by the Audit Committee in the context of other global companies for cost effectiveness. The committee also reviews the nature and extent of non-audit services to ensure that independence is maintained.

     Ernst & Young is selected to provide assurance services in addition to their statutory audit duties where their expertise and experience of BP are important. Most of this work is of an audit nature. For the same reasons, it is beneficial to the Group to use Ernst & Young for due diligence work relating to acquisitions and disposals. The tax services were awarded either through a full competitive tender process or following an assessment of the expertise of Ernst & Young relative to that of other potential service providers. These services are for a fixed term.

     Fees to major firms of accountants other than Ernst & Young for non-audit services amounted to $305 million (2000 $275 million and 1999 $160 million).

Note 16 -- Currency exchange gains and losses

     Accounted net foreign currency exchange loss included in the determination of profit for the year amounted to $12 million (2000 $30 million gain and 1999 $17 million gain).

Note 17 -- Acquisitions

                                                                                     2001       2000     1999
                                  -------------------------------------------------------      -----    -----
                                                                   Fair value adjustments
                                                                 ------------------------
                                                     Accounting
                                       Book value        policy                       Fair      Fair      Fair
                                  on acquisitions     alignment  Revaluations        value     value     value
                                  ---------------  ------------  ------------    ---------     -----     -----
                                                                      ($ million)

Intangible fixed assets............           198           --             (4)         194     2,549         3
Tangible fixed assets..............           386           87            368          841    21,768       119
Fixed assets -- investments........             6           --             12           18     4,085         9
Businesses held for resale.........            --           --             --           --     5,926        --
Current assets (excluding cash)....           402            2             24          428     6,759        10
Cash at bank and in hand...........            --           --             --           --     1,790         5
Finance debt.......................           (55)          --             --          (55)   (7,942)      (58)
Other creditors....................          (221)          --              7         (214)   (7,193)       (1)
Deferred taxation..................            (3)          --             --           (3)     (323)       --
Other provisions...................          (170)          --             (1)        (171)   (3,254)       --
Net investment in Erdoelchemie.....          (170)          --             --         (170)       --        --
                                         --------     --------       --------     --------  --------  --------
Net assets acquired................           373           89            406          868    24,165        87
                                         --------     --------       --------
Minority interests.................                                                     --    (1,840)       --
Goodwill...........................                                                     48    11,669        20
                                                                                  --------  --------  --------
Consideration......................                                                    916    33,994       107
                                                                                  ========  ========  ========

     Acquisitions in 2001. During the year the Group acquired the 50% of Erdoelchemie, a petrochemicals business based in Germany, it did not already own. In addition a number of minor acquisitions were made. All these business combinations have been accounted for using the acquisition method of accounting. The assets and liabilities acquired as part of the 2001 acquisitions are shown in the above table in aggregate. The fair value of tangible fixed assets has been estimated by determining the net present value of future cash flows. No significant adjustments were made to the other acquired assets and liabilities.

     Pro forma effects as required by US GAAP are not presented as they would not materially change reported consolidated results of operations.

     Acquisitions in 2000. In the year the Company acquired Atlantic Richfield Company (ARCO) and Burmah Castrol p.l.c. (Burmah Castrol) and the 18% minority interest in Vastar Resources Inc. (Vastar), a subsidiary of ARCO. The Company also purchased most of ExxonMobil's assets used by the fuels refining and marketing operation in Europe and made a number of minor acquisitions.

     ARCO was acquired in April 2000. The total consideration for the acquisition was $27,506 million, including acquisition expenses of $79 million, and was effected by the issue of approximately 3,335 million BP ordinary shares. In 2001, a cash tender offer was made for the outstanding ARCO preference stock. The cash paid on redemption, $116 million, approximated the amount attributable to the ARCO preference stock in the original determination of the consideration.

     The fair values of the assets and liabilities of ARCO included in the accounts for the year ended December 31, 2000 have been subject to further investigation and review during 2001, as permitted by Financial Reporting Standard No. 7 'Fair Values in Acquisition Accounting'. The revisions to the previously reported fair values are set out below.

Note 17 -- Acquisitions (concluded)

                                                             Fair value
                                                          as previously                    Final
                                                               reported   Revisions   fair value
                                                          -------------   ---------   ----------
                                                                         ($ million)

Intangible fixed assets..............................             2,549          --        2,549
Tangible fixed assets................................            19,829        (911)      18,918
Fixed assets -- investments..........................             3,005          --        3,005
Net assets of businesses held for resale.............             5,290          --        5,290
Current assets (excluding cash)......................             3,668          --        3,668
Cash at bank and in hand.............................               994          --          994
Finance debt.........................................            (6,796)         --       (6,796)
Other creditors......................................            (3,475)        814       (2,661)
Deferred taxation....................................              (323)         --         (323)
Other provisions.....................................            (3,009)         --       (3,009)
                                                                 ------      ------       ------
Net assets acquired..................................            21,732         (97)      21,635
Minority interests...................................            (1,595)         --       (1,595)
Goodwill.............................................             7,369          97        7,466
                                                                 ------      ------       ------
Consideration........................................            27,506          --       27,506
                                                                 ======      ======       ======

     Tangible fixed assets. The fair value attributed to certain exploration and production assets has been revised following further technical studies.

     Other creditors. Liabilities for taxation have been revised following a review of outstanding liabilities.

     BP completed the purchase of the minority interest in Vastar on September 15, 2000 for a total consideration of $1,618 million. This was settled in cash and included expenses of $9 million and $94 million for the buy-out of employee share options.

     On July 7, 2000, the Company declared its cash offer for Burmah Castrol unconditional. The total consideration was $4,909 million. Apart from the issue of $130 million of loan notes the balance of the consideration was settled in cash and included expenses of $16 million. The Company also acquired a further 20% interest in Castrol India at a cost of $178 million. This was settled in 2001.

     On dissolution of the pan-European refining and marketing joint venture, BP acquired most of the ExxonMobil assets used by the fuels operation for $1,479 million.

     The Group undertook a number of other acquisitions in 2000 for an aggregate consideration of $100 million.

     Acquisitions in 1999. During the year the Group acquired the oustanding 83% of ProGas, a major Canadian natural gas supply aggregator, and 50% of Solarex, a manufacturer and developer of photovoltaic products and systems, it did not already own. Also in 1999 the Group purchased APEX, a solar electric company based in Montpellier, France.

Note 18 -- Disposals

     Divestments in 2001. During the year the Group made a number of disposals. The major transactions included the sale of the group's interest in the Kashagan discovery in Kazakhstan; the divestment of the refineries at Mandan, North Dakota, and Salt Lake City, Utah; the sale of interests in the Alliance and certain other pipeline systems in the USA; and the disposal of the Group's majority interest in Vysis.

     At December 31, 2000 the Foseco, Fosroc and Sericol speciality chemicals businesses which were acquired as part of the Burmah Castrol acquisition were categorized as businesses held for resale. Foseco was sold in July 2001, but the other two businesses will now be retained and have been fully consolidated from July 1, 2001.

     A number of chemicals activities were either sold or terminated during 2001. Included in the businesses sold was the Carbon Fibers business.

     The Group reduced its investment in Lukoil, which was acquired as part of the ARCO acquisition, from 7% to 4% through the sale of 23.5 million shares.

     To fulfil undertakings given to the European Commission at the time of the ARCO acquisition, BP sold certain UK Southern North Sea natural gas interests in April 2001.

     Divestments in 2000. As a condition of the acquisition of ARCO in 2000 BP was required to divest ARCO's Alaskan businesses and certain pipeline interests in the Lower 48. These operations were sold for aggregate proceeds of $6,803 million. No profit or loss arose on these disposals.

     Divestments in 1999. Disposals in 1999 included the sale of the Group's Canadian oil properties; the divestment of its interest in the Pedernales oil field in Venezuela; the Federal Trade Commission-mandated sale of distribution terminals and service stations in the USA and certain chemicals activities. These included the Verdugt acid salts business; its interest in an olefins cracker at Wilton in the UK; the Plaskon electronics materials business located in the USA and Singapore; the US Fibers and Yarns business; and the sale and leaseback of US railcars. In addition the Group incurred a loss on the closure of its paraxylene joint venture in Singapore.

     Other major disposals during 2000 were the sale of the Group's common interest in Altura Energy; the sale of the Alliance refinery; the divestment of exploration and production interests in Trinidad, the UK, USA and Venezuela; and the sale of the Southern Company Energy Marketing.

     Total proceeds received for disposals represent the following amounts shown in the cash flow statement:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                        ($ million)
Proceeds from the sale of businesses.................               538    8,333    1,292
Proceeds from the sale of fixed assets...............             2,365    3,029    1,149
                                                                 ------   ------   ------
                                                                  2,903   11,362    2,441
                                                                 ======   ======   ======

Note 18 -- Disposals (concluded)

      The disposals comprise the following:

                                                                  Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                        ($ million)
Intangible assets....................................               183      458      199
Tangible assets......................................             1,481    3,224    2,340
Fixed asset -- investments...........................               898      673      206
Net assets of businesses held for resale.............               307    5,290       --
Current assets less current liabilities..............              (145)     919      175
Other provisions.....................................              (112)     631      (94)
                                                                 ------   ------   ------
                                                                  2,612   11,195    2,826
Profit (loss) on sale of businesses or
  termination of operations..........................               (68)     132      321
Profit (loss) on sale of fixed assets................               605       64     (700)
                                                                 ------   ------   ------
Total consideration..................................             3,149   11,391    2,447
Increase in amounts receivable from disposals........              (246)    (102)     (12)
Cash retained........................................                --       73        6
                                                                 ------   ------   ------
Net cash inflow......................................             2,903   11,362    2,441
                                                                 ======   ======   ======

Note 19 -- Intangible assets

                                        Exploration                    Other
                                        expenditure    Goodwill  intangibles       Total
                                         ----------  ----------  ----------   ----------
                                                            ($ million)
Cost
At January 1, 2001.....................       6,106      12,055          755      18,916
Exchange adjustments...................         (16)       (116)          (6)       (138)
Acquisitions...........................         187          48            7         242
Additions..............................         878          --           92         970
Transfers..............................        (797)         --          (35)       (832)
Fair value adjustments.................          --          97           --          97
Deletions..............................        (244)        (93)          (8)       (345)
                                         ----------  ----------   ----------  ----------
At December 31, 2001...................       6,114      11,991          805      18,910
                                         ==========  ==========   ==========  ==========

Depreciation
At January 1, 2001.....................         690         882          451       2,023
Exchange adjustments...................          (6)         (5)          (1)        (12)
Charge for the year....................         238       1,180           61       1,479
Transfers..............................         (22)         --           11         (11)
Deletions..............................        (120)        (37)          (5)       (162)
                                         ----------  ----------   ----------  ----------
At December 31, 2001...................         780       2,020          517       3,317
                                         ==========  ==========   ==========  ==========

Net book amount
At December 31, 2001...................       5,334       9,971          288      15,593
At December 31, 2000...................       5,416      11,173          304      16,893
                                         ==========  ==========   ==========  ==========

Note 20 -- Tangible assets


      Property, plant and equipment:

                                                                                           Other                   of which:
                                 Exploration       Gas      Refining                  businesses                     Assets
                                         and       and           and                         and                      under
                                  Production     Power     Marketing     Chemicals     corporate     Total     construction
                                 -----------     -----     ---------     ---------    ----------     -----     ------------
                                                                  ($ million)
Cost
At January 1, 2001..............      93,025     1,820        30,280        14,898         1,984   142,007            6,439
Exchange adjustments............        (955)      (57)         (688)         (285)          (16)   (2,001)            (121)
Acquisitions....................          47         3            --           624           167       841               88
Additions.......................       7,525       251         2,247         1,017           350    11,390            6,922
Transfers.......................         797       (13)           25           (32)          259     1,036           (4,743)
Fair value adjustments..........        (911)       --            --            --            --      (911)              --
Deletions.......................      (1,516)      (61)       (2,108)         (432)         (190)   (4,307)            (259)
                                      ------    ------        ------        ------        ------    ------           ------
At December 31, 2001............      98,012     1,943        29,756        15,790         2,554   148,055            8,326
                                      ======    ======        ======        ======        ======   =======           ======

Depreciation
At January 1, 2001..............      46,274       498        12,661         6,538           863   66,834
Exchange adjustments............        (543)      (14)         (289)         (121)           (6)    (973)
Charge for the year.............       5,197        46         1,564           537            97    7,441
Transfers.......................          22        (6)           23           (12)          142      169
Deletions.......................      (1,208)       --        (1,106)         (394)         (118)  (2,826)
                                      ------    ------        ------        ------        ------   ------
At December 31, 2001............      49,742       524        12,853         6,548           978   70,645
                                      ======    ======        ======        ======        ======   ======

Net book amount
At December 31, 2001............      48,270     1,419        16,903         9,242         1,576   77,410             8,326
At December 31, 2000............      46,751     1,322        17,619         8,360         1,121   75,173             6,439
                                      ======    ======        ======        ======        ======   =======           ======

     Assets held under capital leases, capitalized interest and land at net book amount included above:

                                      Leased assets              Capitalized interest
                              ----------------------------   ----------------------------
                               Cost  Depreciation      Net    Cost  Depreciation      Net
                              -----  -------------   -----   -----  ------------    -----
                                       ($ million)                   ($ million)

At December 31, 2001.......   1,517           837      680    3,018        1,480    1,538
At December 31, 2000.......   1,926         1,076      850    2,946        1,395    1,551
                             ======        ======   ======    =====        =====    =====

                                                                          Leasehold land
                                                                      --------------------
                                                                      Over 50 years
                                                       Freehold land      unexpired   Other
                                                       -------------  -------------   -----
                                                                      ($ million)

At December 31, 2001..................................         2,279            211     170
At December 31, 2000..................................         2,012            315     151
                                                               =====            ===     ===

Note 21 -- Fixed assets -- investments

                          Associated undertakings
                         -------------------------
                                          Share of
                                          retained       Joint                Own            Listed
                         Shares    Loans    profit    ventures    Loans    shares(a)    investments(b)    Other(c)    Total
                         ------    -----  --------    --------    -----    ------       -----------       -----       -----
                                                                    ($ million)
Cost
At January 1, 2001....... 3,196      892     1,791       2,884      476       360             1,565       1,094      12,258
Exchange adjustments.....   (23)      (8)      (62)         (6)     (28)      (10)              (39)          1       (175)
Additions and net movements
  in joint ventures......   237      340      (116)        683       30        33                --           9      1,216
Acquisitions.............    13       --        --          --        5        --                --          --         18
Transfers................   116      309       (91)        308     (284)       --                --         (76)       282
Deletions................  (253)    (253)       (2)         (8)     (18)     (117)             (239)        (30)      (920)
                         ------   ------    ------      ------   ------    ------            ------      ------     ------
At December 31, 2001      3,286    1,280     1,520       3,861      181       266             1,287         998     12,679
                         ======   ======    ======      ======   ======    ======            ======      ======     ======

Amounts provided
At January 1, 2001......    218      206        --          --       43        --                --          38        505
Exchange adjustments....     --       (5)       --          --       --        --                --           1         (4)
Provided in the year....     --       37        --          --       26        --                --           5         68
Transfers...............     --       85        --          --       --        --                --          --         85
Deletions...............     --      (22)       --          --       --        --                --          --        (22)
                         ------   ------    ------      ------   ------    ------            ------      ------     ------
At December 31, 2001        218      301        --          --       69        --                --          44        632
                         ======   ======    ======      ======   ======    ======            ======      ======     ======

Net book amount
At December 31, 2001      3,068      979     1,520       3,861      112       266             1,287         954     12,047
At December 31, 2000      2,978      686     1,791       2,884      433       360             1,565       1,056     11,753
                         ======   ======    ======      ======   ======    ======            ======      ======     ======

----------

(a) Own shares are held in Employee Share Ownership Plans (ESOPs) to meet the future requirements of the Employee Share Schemes (see Note 33) and prior to award under the Long Term Performance Plan (see Note 34). At December 31, 2001 the ESOPs held 34,005,910 shares (45,514,664 shares at December 31, 2000) for the Employee Share Schemes and 7,673,056 shares (9,506,839 shares at December 31, 2000) for the Long Term Performance Plan. The market value of these shares at December 31, 2001 was $323 million ($443 million at December 31, 2000).

(b) The market value of listed investments at December 31, 2001 was $1,284 million.

(c)  Other investments are unlisted.

Note 22 -- Inventories

                                                                             December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
Petroleum...................................................               5,176    6,933
Chemicals...................................................                 953    1,046
Other.......................................................                 568      504
                                                                          ------   ------
                                                                           6,697    8,483
Stores......................................................                 934      751
                                                                          ------   ------
                                                                           7,631    9,234
                                                                          ======   ======
Replacement cost............................................               7,686    9,392
                                                                          ======   ======

Note 23 -- Receivables

                                                     December 31, 2001   December 31, 2000
                                                     -----------------   -----------------
                                                     Within      After    Within     After
                                                     1 year     1 year(a) 1 year    1 year(a)
                                                     ------     ------    ------    ------
                                                                  ($ million)
Trade receivables..................................  15,436        --    17,813        --
                                                     ======    ======    ======    ======
Other receivables:
  Joint ventures...................................       8        --        39        --
  Associated undertakings..........................     260        49        98        46
  Prepayments and accrued income...................   2,143       789     2,137       486
  Taxation recoverable.............................     335         8       412        --
  Pension prepayment...............................      --     3,539        --     3,609
  Other............................................   3,806       296     3,309       469
                                                     ------    ------    ------    ------
                                                      6,552     4,681     5,995     4,610
                                                     ======    ======    ======    ======


     Provisions for doubtful debts deducted from Trade receivables amounted to $290 million ($357 million at December 31, 2000).

----------
(a)   See Note 43-- US generally accepted accounting principles.

Note 24 -- Current assets -- investments

                                                                             December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
Publicly traded  -- United Kingdom.....................................       49       59
                 -- Foreign............................................       30      220
                                                                          ------   ------
                                                                              79      279
Not publicly traded....................................................      371      382
                                                                          ------   ------
                                                                             450      661
                                                                          ======   ======
Stock exchange value of publicly traded investments....................       88      280
                                                                          ======   ======

Note 25 -- Finance debt

                                                     December 31, 2001   December 31, 2000
                                                     -----------------   -----------------
                                                     Within      After    Within     After
                                                     1 year     1 year    1 year    1 year
                                                     ------     ------    ------    ------
                                                                  ($ million)
Bank loans and overdrafts..........................     371(a)     409       895(a)  1,035
Other loans........................................   8,647(a)  10,349     5,420(a) 11,916
                                                     ------     ------    ------    ------
Total borrowings...................................   9,018     10,758     6,315    12,951
Obligations under capital leases...................      72      1,569       103     1,821
                                                     ------     ------    ------    ------
                                                      9,090     12,327     6,418    14,772
                                                     ======     ======    ======    ======

---------------

(a)   Amounts due within one year include current maturities of long-term debt.

     Where a borrowing is swapped into another currency, the borrowing is accounted in the swap currency and not in the original currency of denomination. Total borrowings include $264 million ($369 million at December 31, 2000) for the carrying value of currency swaps and forward contracts.

     Included within Other loans repayable within one year are US Industrial Revenue/Municipal Bonds of $1,768 million (December 31, 2000 $1,671 million) with maturity periods ranging up to 36 years. They are classified as repayable within one year, as required under UK GAAP, as the bondholders typically have the option to tender these bonds for repayment on interest reset dates. Any bonds that are tendered are usually remarketed and BP has not experienced any significant repurchases. BP considers these bonds to represent long-term funding when assessing the maturity profile of its borrowings.

     At December 31, 2001, the Group's share of third party borrowings of joint ventures and associated undertakings was $460 million and $1,136 million respectively. These amounts are not reflected in the Group's debt on the balance sheet.

Analysis of borrowings by year of repayment

                                     December 31, 2001             December 31, 2000
                           -------------------------------  ------------------------------
                           Bank loans                       Bank loans
                                  and      Other                   and     Other
                           overdrafts      loans     Total  overdrafts     loans     Total
                           ----------  --------- ---------  ----------  -------- ---------
                                                      ($ million)
Due after  10 years........        42      3,176     3,218         258     3,296     3,554
Due within 6-10 years......        --      3,222     3,222          26     3,402     3,428
           5 years.........       150        501       651          24     1,202     1,226
           4 years.........        24      1,542     1,566         417       744     1,161
           3 years.........        15        626       641          75     1,187     1,262
           2 years.........       178      1,282     1,460         235     2,085     2,320
                            ---------  --------- ---------   --------- --------- ---------
                                  409     10,349    10,758       1,035    11,916    12,951
           1 year..........       371      8,647     9,018         895     5,420     6,315
                            ---------  --------- ---------   --------- --------- ---------
                                  780     18,996    19,776       1,930    17,336    19,266
                            =========  ========= =========   ========= ========= =========

     Amounts included above repayable by instalments part of which falls due after five years from December 31, are as follows:

                                                                             December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
After five years............................................                 120       27
Within five years...........................................               1,071      216
                                                                          ------   ------
                                                                           1,191      243
                                                                          ======   ======

     Interest rates on borrowings repayable wholly or partly more than five years from December 31, 2001 range from 1% to 12% with a weighted average of 6%. The weighted average interest rate on finance debt is 5%.

     At December 31, 2001 the Group had substantial amounts of undrawn borrowing facilities available, including committed facilities of $3,400 million expiring in 2002 ($3,450 million at December 31, 2000 expiring in 2001). These facilities are with a number of international banks and borrowings under them would be at pre-agreed rates. Certain of these facilities support the Group's commercial paper programme.

Analysis of borrowings by currency

                                                                                            December 31,
                                         December 31, 2001                                         2000
                         -----------------------------------------------------------------  -----------
                                 Fixed rate debt             Floating rate debt
                          --------------------------------   -------------------
                          Weighted       Weighted             Weighted
                           average   average time              average
                          interest      for which             interest
                              rate  rate is fixed   Amount        rate    Amount     Total        Total
                          --------  -------------   ------    --------    ------     -----        -----
                                (%)       (Years)($ million)       (%) ($ million)($ million) ($ million)
US dollars............           7              8   11,485           2     7,842    19,327       18,525
Sterling..............          --             --       --           4       133       133          449
Other currencies......          10             29      122           6       194       316          292
                                                  --------              --------   -------      -------
Total loans...........                              11,607                 8,169    19,776       19,266
                                                  ========              ========   =======      =======


     The Group aims for a balance between floating and fixed interest rates and, in 2001, the proportion of floating rate debt was in the range 32-43% of total net debt outstanding. Aside from debt issued in the US municipal bond markets, interest rates on floating rate debt denominated in US dollars are linked principally to London Inter-Bank Offer Rate (LIBOR), while rates on debt in other currencies are based on local market equivalents. The Group monitors interest rate risk using a process of sensitivity analysis. Assuming no changes to the borrowings and hedges described above, it is estimated that a change of 1% in the general level of interest rates on January 1, 2002 would change 2002 profit before tax by approximately $100 million.

Fair values and carrying amounts of borrowings

                                                              December 31,
                                           ----------------------------------------------
                                                             2001                    2000
                                           ----------------------  ----------------------
                                                         Carrying                Carrying
                                           Fair value      amount  Fair value      amount
                                           ----------    --------  ----------    --------
                                                             ($ million)

Short-term borrowings....................       5,185       5,185       3,706       3,706
Long-term borrowings.....................      14,875      14,360      15,573      15,299
                                            ---------   ---------   ---------   ---------
Total borrowings.........................      20,060      19,545      19,279      19,005
                                            =========   =========   =========   =========

     The fair value and carrying amounts of borrowings shown above exclude the effects of currency swaps, interest rate swaps and forward contracts (which are included for presentation in the balance sheet). Long-term borrowings in the above table include debt which matures in the year from December 31, 2001, whereas in the balance sheet long-term debt of current maturity is reported under amounts falling due within one year. Long-term borrowings also include US Industrial Revenue/Municipal Bonds classified on the balance sheet as repayable within one year. The carrying amount of the Group's short-term borrowings, which mainly comprise commercial paper, bank loans and overdrafts, approximate their fair value. The fair value of the Group's long-term borrowings is estimated using quoted prices or, where these are not available, discounted cash flow analyses, based on the Group's current incremental borrowing rates for similar types and maturities of borrowing.

Obligations under capital leases

     The future minimum lease payments together with the present value of the net minimum lease payments were as follows:

                                                                              December 31,
                                                                                     2001
                                                                            -------------
                                                                               ($ million)
2002  ...............................................................                  97
2003  ...............................................................                 159
2004  ...............................................................                 165
2005  ...............................................................                 173
2006  ...............................................................                 177
Thereafter...........................................................               2,877
                                                                              -----------
                                                                                    3,648
Less: amount representing lease interest.............................               2,007
                                                                              -----------
Present value of net minimum capital lease payments..................               1,641
                                                                              ===========
of which -- due within one year......................................                  72
         -- due after one year.......................................               1,569
                                                                              -----------

     The following information is presented in compliance with the requirements of US GAAP.

Bank loans and overdrafts and other loans-- long term


                                                  Weighted average          December 31,
                                                  interest rate at        ---------------
                                                 December 31, 2001          2001     2000
                                                 -----------------        ------   ------
                                                                (%)          ($ million)
US dollar.................................                       7        10,617   12,599
Sterling..................................                       6            19      289
Other currencies..........................                      10           122       63
                                                                           -----    -----
                                                                          10,758   12,951
                                                                           =====    =====

Bank loans and overdrafts and other loans -- short term

                                                                             December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
Current maturities of long-term debt........................               1,993      938
Commercial paper............................................               4,634    2,943
Bank loans and overdrafts...................................                 371      762
Other.......................................................               2,020    1,672
                                                                          ------   ------
                                                                           9,018    6,315
                                                                          ======   ======

Note 25 -- Finance debt (concluded)

                                                                         Weighted average
                                                                            interest rate
                                                                           at December 31,
                                                                          ----------------
                                                                            2001     2000
                                                                          ------   ------
                                                                                 (%)
Commercial paper............................................                   2        7
Bank loans, overdrafts and other borrowings.................                   4        8
US Industrial Revenue/Municipal bonds.......................                   2        5

Note 26 -- Accounts payable and accrued liabilities

                                                     December 31, 2001   December 31, 2000
                                                     -----------------   -----------------
                                                     Within      After    Within     After
                                                     1 year     1 year    1 year    1 year
                                                     ------     ------    ------    ------
                                                                  ($ million)
Trade payables...................................... 13,129        --    14,363        --
                                                     ======    ======    ======    ======
Other accounts payable and accrued liabilities:
  Joint ventures.....................................    21        --        67        --
  Associated undertakings............................   268         4       296         4
  Production taxes...................................   254     1,346       347     1,123
  Taxation on profits................................ 3,456        --     4,091         2
  Social security....................................    63        --        59        --
  Accruals and deferred income....................... 4,843     1,029     6,557     1,876
  Dividends.......................................... 1,289        --     1,178        --
  Other.............................................. 5,201       707     5,152       837
                                                     ------    ------    ------    ------
                                                     15,395     3,086    17,747     3,842
                                                     ======    ======    ======    ======

Note 27 -- Other provisions

                                                              Unfunded           Other
                                                               pension  postretirement
                               Decommissioning  Environmental    plans        benefits  Other     Total
                               ---------------  -------------  -------  --------------  -----     -----
                                                                  ($ million)
At January 1, 2001......                 3,001          2,131    1,579           2,726  1,536    10,973
Exchange adjustments....                   (66)            (5)     (63)             --    (14)     (148)
Acquisitions............                    --             33      114              --     24       171
New provisions..........                   156            180      230             160    438     1,164
Unwinding of discount...                   104             77       --              --     15       196
Change in discount rate.                   315             37       --              --      5       357
Utilized/deleted........                  (206)          (355)    (117)           (222)  (331)   (1,231)
                                        ------         ------   ------          ------ ------   -------
At December 31, 2001....                 3,304          2,098    1,743           2,664  1,673    11,482
                                        ======         ======   ======          ====== ======   =======

Note 27 -- Other provisions (concluded)

     The Group makes full provision for the future cost of decommissioning oil and natural gas production facilities and related pipelines on a discounted basis at the commencement of production. At December 31, 2001 the provision for the costs of decommissioning these production facilities and pipelines at the end of their economic lives was $3,304 million ($3,001 million at December 31, 2000). The provision has been estimated using existing technology, at current prices and discounted using a real discount rate of 3% (2000 3.5%). These costs are expected to be incurred over the next 30 years. While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount of and timing of incurring these costs.

     Provisions for environmental remediation are made when a clean-up is probable and the amount reasonably determinable. Generally this coincides with commitment to a formal plan of action or, if earlier, on divestment or closure of inactive sites. The provision for environmental liabilities at December 31, 2001 was $2,098 million ($2,131 million at December 31, 2000). The provision has been estimated using existing technology, at current prices and discounted using a real discount rate of 3% (2000 3.5%). These costs are expected to be incurred over the next 10 years. The extent and cost of future remediation programs are inherently difficult to estimate. They depend on the scale of any possible contamination, the timing and extent of corrective actions, and also the Group's share of liability.

     The Group also holds provisions for potential future awards under the long-term performance plans, expected rental shortfalls on surplus properties and sundry other liabilities. To the extent that these liabilities are not expected to be settled within the next three years, the provisions are discounted using a real discount rate of 3% (2000 3.5%).

Note 28 -- Derivative financial instruments

     In the normal course of business the Group is a party to derivative financial instruments (derivatives) with off balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. The underlying economic currency of the Group's cash flows is mainly the US dollar. Accordingly, most of our borrowings are in US dollars, are hedged with respect to the US dollar or swapped into US dollars. Significant non-dollar cash flow exposures are hedged. Gains and losses arising on these hedges are deferred and recognized in the income statement or as adjustments to carrying amounts, as appropriate, only when the hedged item occurs. In addition, we trade derivatives in conjunction with these risk management activities. The results of trading are recognized in income in the current period.

     The Group co-ordinates certain key activities on a global basis in order to optimize its financial position and performance. These include the management of the currency, maturity and interest rate profile of borrowing, cash, other significant financial risks and relationships with banks and other financial institutions. International oil and natural gas trading and risk management relating to business operations are carried out by the Group's oil and natural gas trading units.

     BP is exposed to financial risks, including market risk, credit risk and liquidity risk, arising from the Group's normal business activities. These risks and the Group's approach to dealing with them are discussed below.

Market risk

     Market risks include the possibility that changes in currency exchange rates, interest rates or oil and natural gas prices will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. Market risks are managed using a range of financial and commodity instruments, including derivatives. We also trade derivatives in conjunction with these risk management activities.

     Currency exchange rates. Fluctuations in exchange rates can have significant effects on the Group's reported profit. The effects of most exchange rate fluctuations are absorbed in business operating results through changing cost competitiveness, lags in market adjustment to movements in rates, and conversion differences accounted for on specific transactions. For this reason the total effect of exchange rate fluctuations is not identifiable separately in the Group's reported profit.

     The main underlying economic currency of the Group's cash flows is the US dollar and the Group's borrowings are predominantly in US dollars. Our foreign exchange management policy is to minimize economic and material transactional exposures arising from currency movements against the US dollar. The Group co-ordinates the handling of foreign exchange risks centrally, by netting off naturally occurring opposite exposures wherever possible, to reduce the risks, and then dealing with any material residual foreign exchange risks. Significant residual non-dollar exposures are managed using a range of derivatives.

     Interest rates. The Group is exposed to interest rate risk on short- and long-term floating rate instruments and as a result of the refinancing of fixed rate finance debt. Consequently, as well as managing the currency and the maturity of debt, the Group manages interest expense through the balance between generally lower-cost floating rate debt, which has inherently higher risk, and generally more expensive, but lower-risk, fixed rate debt. The Group is exposed predominantly to US dollar LIBOR (London Inter-Bank Offer Rate) interest rates as borrowings are mainly denominated in, or are swapped into, US dollars.

     The Group uses derivatives to manage the balance between fixed and floating rate debt. During 2001, the proportion of floating rate debt was in the range 32-43% of total net debt outstanding.

     Oil and natural gas prices. BP's trading units use financial and commodity derivatives as part of the overall optimization of the value of the Group's equity oil production and as part of the associated trading of crude oil, products and related instruments. They also use financial and commodity derivatives to manage certain of the Group's exposures to price fluctuations on natural gas transactions.

     Market risk management and trading. In market risk management and trading, conventional exchange-traded derivative instruments such as futures and options are used as well as non-exchange-traded instruments such as swaps, 'over-the-counter' options and forward contracts.

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

     All financial instrument and derivative activity, whether for risk management or trading, is carried out by specialist teams which have the appropriate skills, experience and supervision. These teams are subject to close financial and management control, meeting generally accepted industry practice and reflecting the principles of the Group of Thirty Global Derivatives Study recommendations. A Trading Risk Management Committee has oversight of the quality of internal control in the Group's trading units. Independent control functions monitor compliance with BP's policies. The control framework includes prescribed trading limits that are reviewed regularly by senior management, daily monitoring of risk exposure using value-at-risk principles, marking trading exposures to market and stress testing to assess the exposure to potentially extreme market situations. As part of its approach to ensuring that control over trading is maintained to a high and consistent standard, the Group's business units dealing in the oil, natural gas and financial markets were brought together within a single integrated supply and trading organization during 2001.

Credit risk

     Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group's normal commercial operations is controlled by individual operating units within guidelines. In addition, as a result of its use of financial and commodity instruments, including derivatives, to manage market risk, the Group has credit exposures through its dealings in the financial and specialized oil and natural gas markets. The Group controls the related credit risk by entering into contracts only with highly credit-rated counterparties and through credit approvals, limits and monitoring procedures, and does not usually require collateral or other security. Counterparty credit validation, independent of the dealers, is undertaken before contractual commitment.

Liquidity risk

     Liquidity risk is the risk that suitable sources of funding for the Group's business activities may not be available. The Group has long-term debt ratings of Aa1 and AA+ assigned respectively by Moody's and Standard and Poor's. The Group has access to a wide range of funding at competitive rates through the capital markets and banks. It co-ordinates relationships with banks, borrowing requirements, foreign exchange requirements and cash management centrally. The Group believes it has access to sufficient funding and also has undrawn committed borrowing facilities to meet currently foreseeable borrowing requirements. At December 31, 2001, the Group had available undrawn committed facilities of $3,400 million ($3,450 million at December 31, 2000). These committed facilities, which are mainly with a number of international banks, expire in 2002. The Group expects to renew the facilities on an annual basis.

     With the exception of the table of currency exposures shown on page F-38, short-term debtors and creditors which arise directly from the Group's operations have been excluded from the disclosures contained in this note, as permitted by FRS No. 13 `Derivatives and Other Financial Instruments:
Disclosures'.

Interest rate risk

      The interest rate and currency profile of the financial liabilities of the Group at December 31, 2001, after taking into account the effect of interest rate swaps, currency swaps and forward contracts, is set out below.

                                     Fixed rate                  Floating rate      Interest free
                        ------------------------------------  ----------------- ---------------------
                             Weighted       Weighted          Weighted              Weighted
                              average   average time           average          average time
                             interest      for which          interest                 until
                                 rate  rate is fixed  Amount      rate   Amount     maturity   Amount       Total
                        -------------  -------------  ------  --------   ------ ------------   ------      ------
                                   (%)     (Years) ($ million)    (%) ($ million)   (Years)  ($ million) ($ million)
At December 31, 2001
US dollar...............            7              8  11,624         2   10,143            4    1,528      23,295
Sterling................           --             --      --         4      133            3      114         247
Other currencies........           10             29     122         6      194            2      334         650
                                                     -------            -------               -------     -------
                                                      11,746             10,470                 1,976      24,192
                                                     =======            =======               =======     =======

At December 31, 2000
US dollar...........                7              9  10,506         6   10,674            4    2,155      23,335
Sterling............               --             --      --         6      449            6      147         596
Other currencies....                8             30      45        10      247            2      532         824
                                                     -------            -------               -------     -------
                                                      10,551             11,370                 2,834      24,755
                                                     =======            =======               =======     =======

                                                                             December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
Analysis of the above liabilities by balance sheet caption:
Current liabilities -- falling due within one year
-- Finance debt...................................................         9,090    6,418
Noncurrent liabilities
-- Finance debt...................................................        12,327   14,772
-- Accounts payable and accrued liabilities.......................         1,673    2,501
Provisions for liabilities and charges
-- Other provisions...............................................         1,102    1,064
                                                                         -------  -------
                                                                          24,192   24,755
                                                                         =======  =======

     The financial liabilities upon which interest is paid comprise principally borrowings and net obligations under finance leases. The financial liabilities which are interest free comprise various accruals, sundry creditors and provisions relating to the Group's normal commercial operations with payment dates spread over a number of years.

     In managing its finance debt, the Group aims for a balance between floating and fixed interest rates and, in 2001, the proportion of floating rate debt was in the range of 32-43% of total net debt outstanding. Interest rate swaps and futures are used by the Group to modify the interest characteristics of its long-term borrowings from a fixed to a floating rate basis or vice versa. The following table indicates the types of instruments used and their weighted average interest rates.

                                                                             December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                 ($ million except percentages)
Receive fixed rate swaps -- notional amount...........                       999    2,310
Average receive fixed rate ...........................                       5.6%     6.4%
Average pay floating rate.............................                       2.3%     6.7%
Pay fixed rate swaps -- notional amount...............                     2,914    3,125
Average pay fixed rate................................                       6.6%     6.7%
Average receive floating rate.........................                       2.3%     6.7%
Futures contracts -- notional amount..................                       760       --
Average pay fixed rate................................                       2.7%      --

     The following table shows the interest rate and currency profile of the Group's material financial assets.

                                     Fixed rate                  Floating rate      Interest free
                        ------------------------------------  ----------------- ---------------------
                             Weighted       Weighted          Weighted              Weighted
                              average   average time           average          average time
                             interest      for which          interest                 until
                                 rate  rate is fixed  Amount      rate   Amount     maturity   Amount       Total
                        -------------  -------------  ------  --------   ------ ------------   ------      ------
                                   (%)     (Years) ($ million)    (%) ($ million)   (Years)  ($ million) ($ million)
At December 31, 2001
US dollar...........                3              1      92        2       574            2    2,269       2,935
Sterling............                7              2      81        4        11            2      762         854
Other currencies....                5              1     181        5       264            1      192         637
                                                     -------            -------               -------     -------
                                                         354                849                 3,223       4,426
                                                     =======            =======               =======     =======
At December 31, 2000
US dollar...........                4              1     226        5     1,127            2    1,502       2,855
Sterling............                8              2      81        5        74            2      803         958
Other currencies....                6              1     115        6       593            3      942       1,650
                                                     -------            -------               -------     -------
                                                         422              1,794                 3,247       5,463
                                                     =======            =======               =======     =======

                                                                             December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
Analysis of the above financial assets by balance sheet caption:
Fixed assets -- investments.......................................         2,353    3,054
Current assets
--Receivables -- amount falling due after more than one year......           265      578
--Investments.....................................................           450      661
--Cash at bank and in hand........................................         1,358    1,170
                                                                         -------  -------
                                                                           4,426    5,463
                                                                         =======  =======

     The floating rate financial assets earn interest at various rates set principally with respect to LIBOR or the local market equivalent.

     Fixed asset investments included in the table above are held for the long term and have no maturity period. They are excluded from the calculation of weighted average time until maturity.

Maturity profile of financial liabilities

     The profile of the maturity of the financial liabilities included in the Group's balance sheet is shown in the table below.

                                                                             December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)

Due within:1 year....................................                      9,090    6,418
           1 to 2 years..............................                      2,159    3,834
           2 to 5 years..............................                      3,656    4,456
           Thereafter................................                      9,287   10,047
                                                                          ------   ------
                                                                          24,192   24,755
                                                                          ======   ======

Foreign exchange rate risk

     The table below shows the Group's principal currency exposures arising from normal trading activities. These exposures give rise to net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the operating unit involved. As at December 31, 2001 and 2000, these exposures were as shown below.

                                        Net foreign currency monetary assets (liabilities)
                                        -------------------------------------------------
                                        US dollar  Sterling      Euro     Other     Total
                                        ---------  --------  --------  --------  --------
                                                           ($ million)
At December 31, 2001
US dollar..............................        --      (193)       10       (15)     (198)
Sterling...............................        69        --       237       182       488
Other..................................      (487)     (241)       (3)      (27)     (758)
                                         --------  --------  --------  --------  --------
                                             (418)     (434)      244       140      (468)
                                         ========  ========  ========  ========  ========

At December 31, 2000
US dollar..............................        --      (555)      313      (534)     (776)
Sterling...............................       487        --       498       269     1,254
Other..................................       584       189        (9)     (231)      533
                                         --------  --------  --------  --------  --------
                                            1,071      (366)      802      (496)    1,011
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

Fair values of financial assets and liabilities

     The estimated fair value of the Group's financial instruments is shown in the table below. The table also shows the 'net carrying amount' of the financial asset or liability. This amount represents the net book value, i.e. market value when acquired or later marked to market. The carrying amounts and fair values of finance debt shown below exclude the effects of interest rate swaps, currency swaps and forward contracts (which are included for presentation in the balance sheet). Current maturities of long-term finance debt are included under long-term borrowings.

                                                                            December 31,
                                           -------------------------------------------------------------------------------
                                                           2001                                      2000
                                           -------------------------------------     -------------------------------------
                                                                    Net carrying                              Net carrying
                                             Net fair value               amount       Net fair value               amount
                                           asset (liability)    asset (liability)    asset (liability)    asset (liability)
                                           ----------------     ----------------     ----------------     ----------------
                                                                              ($ million)
Primary financial instruments
Fixed assets -- investments....................       2,350                2,353                2,882                3,054
Current assets
-- Other receivables -- amounts falling
    due after more than one year...............         265                  265                  578                  578
-- Investments.................................         459                  450                  662                  661
-- Cash at bank and in hand....................       1,358                1,358                1,170                1,170
Finance debt
-- Short-term borrowings.......................      (5,185)              (5,185)              (3,706)              (3,706)
-- Long-term borrowings........................     (14,875)             (14,360)             (15,573)             (15,299)
-- Net obligations under finance leases........      (1,619)              (1,608)              (1,831)              (1,816)
Noncurrent liabilities
-- Accounts payable and accrued liabilities....      (1,673)              (1,673)              (2,501)              (2,501)
Provisions for liabilities and charges -- other
  provisions...................................      (1,102)              (1,102)              (1,064)              (1,064)
Derivative financial or commodity instruments
Risk management --  interest rate contracts....        (139)                  --                  (49)                  --
                --  foreign exchange contracts.        (251)                (264)                (338)                (369)
                --  oil price contracts........          --                   --                    4                    4
                --  natural gas price contracts        (259)                (259)                  31                   12
Trading         --  interest rate contracts....          --                   --                   --                   --
                --  foreign exchange contracts.          (3)                  (3)                  --                   --
                --  oil price contracts........          26                   26                   36                   36
                --  natural gas price contracts          12                   12                   24                   24

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

     The following methods and assumptions were used by the Group in estimating its fair value disclosures for its financial instruments:

     Fixed assets -- Investments: The carrying amount reported in the balance sheet for unlisted fixed asset investments approximates their fair value. The fair value of listed fixed asset investments has been determined by reference to market prices.

     Current assets -- Other receivables - amounts falling due after more than one year: The fair value of other receivables due after one year is estimated not to be materially different from its carrying value.

     Current assets -- Investments and Cash at bank and in hand: The carrying amount reported in the balance sheet for unlisted current asset investments and cash at bank and in hand approximates their fair value. The fair value of listed current asset investments has been determined by reference to market prices.

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

     Noncurrent liabilities -- Accounts payable and accrued liabilities: These liabilities are predominantly interest-free. In view of the short maturities, the reported carrying amount is estimated to approximate the fair value.

     Provisions for liabilities and charges - Other provisions: Where the liability will not be settled for a number of years the amount recognized is the present value of the estimated future expenditure. The carrying amount of provisions thus approximates the fair value.

     Derivative financial or commodity instruments: The fair values of the Group's interest rate and foreign exchange contracts are based on pricing models which take into account relevant market data. The fair values of the Group's oil and natural gas price contracts (futures contracts, swap agreements, options and forward contracts) are based on market prices.

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

                                                      Unrecognized              Carried forward in the balance sheet
                                                 -----------------------        ------------------------------------
                                                 Gains   Losses    Total              Gains   Losses   Total
                                                 -----   ------    -----              -----   ------   -----
                                                                        ($ million)

Gains and losses at January 1, 2001.............   303     (302)       1                 56     (443)   (387)
  of which accounted for in income in 2001......   203     (154)      49                 22     (194)   (172)
Gains and losses at December 31, 2001...........   109     (235)    (126)               113     (327)   (214)
  of which expected to be recognized in income
  in 2002.......................................    60      (19)      41                 50     (162)   (112)

Gains and losses at January 1, 2000.............   236     (215)      21                 65     (283)   (218)
  of which accounted for in income in 2000......    54      (60)      (6)                32      (45)    (13)

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

     The following table shows the fair value at December 31, 2001 of derivatives and other financial instruments held for trading purposes. The fair values at the year end are not materially unrepresentative of the position throughout the year.

                                                              Years ended December 31,
                                               ---------------------------------------------------
                                                         2001                       2000
                                               -------------------------  ------------------------
                                                 Year end       Year end    Year end      Year end
                                               fair value     fair value  fair value    fair value
                                                    asset      liability       asset     liability
                                               ----------     ----------  ----------    ----------
                                                                    ($ million)

Interest rate contracts...................             --            --          --            --
Foreign exchange contracts................             14           (17)         10           (10)
Oil price contracts.......................            248          (222)        159          (123)
Natural gas price contracts...............            799          (787)      1,288        (1,264)
                                                 --------      --------    --------      --------
                                                    1,061        (1,026)      1,457        (1,397)
                                                 ========      ========    ========      ========

     The Group measures its market risk exposure, i.e. potential gain or loss in fair values, on its trading activity using value-at-risk techniques. These techniques are based on a variance/covariance model or a Monte Carlo simulation and make a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair value takes into account a snapshot of the end-of-day exposures, and the history of one-day price movements over the previous 12 months, together with the correlation of these price movements. The potential movement in fair values is expressed to three standard deviations which is equivalent to a 99.7% confidence level. This means that, in broad terms, one would expect to see an increase or a decrease in fair values greater than the value at risk on only one occasion per year if the portfolio were left unchanged.

     The Group calculates value at risk on all instruments that are held for trading purposes and that therefore give an exposure to market risk. The value-at-risk model takes account of derivative financial instruments such as interest rate forward and futures contracts, swap agreements, options and swaptions, foreign exchange forward and futures contracts, swap agreements and options and oil price futures, swap agreements and options. Financial assets and liabilities and physical crude oil and refined products that are treated as trading positions are also included in these calculations. The value-at-risk calculation for oil and natural gas price exposure also includes derivative commodity instruments (commodity contracts that permit settlement either by delivery of the underlying commodity or in cash) such as forward contracts.

      The following table shows values at risk for trading activities.


                                                                       Years ended December 31,
                                         ----------------------------------------------------------------------------------
                                                           2001                                         2000
                                         -------------------------------------        -------------------------------------
                                         High     Low     Average     Year end        High     Low     Average     Year end
                                        -----   -----     -------     --------       -----   -----     -------     --------
                                                                             ($ million)
Interest rate trading...........            1      --          --           --           2      --           1           --
Foreign exchange trading........            3      --           1           --          15      --           1            1
Oil price trading...............           29      10          18           17          23       4          13           13
Natural gas price trading.......           21       4          10            9          16       1           6           13

     The presentation of trading results shown in the table below includes certain activities of BP's trading units which involve the use of derivative financial instruments in conjunction with physical and paper trading of oil and natural gas. It is considered that a more comprehensive representation of the Group's oil and natural gas price trading activities is given by the classification of the gain or loss on such derivatives along with the gain or loss arising from the physical and paper trades to which they relate, representing the net result of the trading portfolio.

                                                                    Year ended December 31,
                                                          --------------------------------------
                                                                                2001        2000
                                                          --------------------------    --------
                                                                  Natural   Net gain    Net gain
                                                          Oil         gas      (loss)      (loss)
                                                        -----     -------   --------    --------
                                                                       ($ million)

Derivative financial and commodity instruments...         419        (129)       290          94
Physical trades..................................         265         405        670         549
                                                       ------      ------     ------      ------
Total trading.............................                684         276        960         643
Interest rate trading.....................                                         1           1
Foreign exchange trading..................                                        81          52
                                                                              ------      ------
                                                                               1,042         696
                                                                              ======      ======


     The following information is presented in compliance with the requirements of FASB Statement of Accounting Standards No. 105 -- 'Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk', No. 107 -- 'Disclosure about Fair Value of Financial Instruments', No. 119 -- 'Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments' and No. 133 -- 'Accounting for Derivative Instruments and Hedging Activities'.

     The Group's accounting policies under UK GAAP do not satisfy the criteria for hedge accounting under SFAS 133. The Group does not intend to modify its practice under UK GAAP. See Note 43 - US generally accepted accounting principles.

Further information on accounting policies

     The following information is presented in amplification of the accounting policies presented in Note 1 -- Accounting policies.

Reporting in the income statement

     Gains and losses on oil price contracts held for trading and for risk management purposes and natural gas price contracts held for trading purposes are reported in cost of sales in the income statement in the period in which the change in value occurs. Gains and losses on interest rate or foreign currency derivatives used for trading are reported in other income and cost of sales, respectively. Gains and losses in respect of derivatives used to manage interest rate exposures are recognized as adjustments to interest expense.

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

Cash flow effects

     Interest rate swaps give rise, at specified intervals, to cash settlement of interest differentials. Under currency swaps the counterparties initially exchange a principal amount in two currencies, agreeing to re-exchange the currencies at a future date at the same exchange rate. The Group's currency swaps have terms of up to eight years.

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

Fair value of financial instruments

      The carrying amounts and fair values of finance debt are as follows:

                                                             December 31,
                                            ---------------------------------------------
                                                      2001                   2000
                                            ---------------------   ---------------------
                                             Carrying        Fair    Carrying        Fair
                                               amount       value      amount       value
                                                asset       asset       asset       asset
                                           (liability) (liability) (liability) (liability)
                                            ---------   ---------   ---------   ---------
                                                              ($ million)
Finance debt
  Long-term...............................    (14,360)    (14,875)    (15,299)    (15,573)
  Short-term..............................     (5,185)     (5,185)     (3,706)     (3,706)
Cash at bank and in hand..................      1,358       1,358       1,170       1,170

     The carrying amounts of foreign exchange contracts that hedge finance debt are included within finance debt in the balance sheet. The carrying amounts of other derivatives are included in the balance sheet under receivables or payables as appropriate.

     In addition to the above financial instruments, the Group has issued third party guarantees and indemnities amounting to $275 million ($454 million at December 31, 2000). The credit risk and maximum cash requirement of these guarantees and indemnities is the full contractual amount, however no material loss is expected to arise.

     The table shows the 'fair value' of the asset or liability created by derivatives. This represents the market value at the balance sheet date. Credit exposure at December 31 is represented by the column 'fair value asset'.

     The table also shows the 'net carrying amount' of the asset or liability created by derivatives. This amount represents the net book value. While the gross contract or notional amounts give an indication of the scale of business transacted, they do not represent the Group's aggregate exposure to market or credit risk.

                                                  Gross                            Net carrying
                                               contract   Fair value  Fair value   amount asset
                                                 amount        asset   liability     (liability)
                                              ---------   ----------  ----------   ------------
                                                               ($ million)
At December 31, 2001
Risk management
  Interest rate contracts........                 4,673           18        (157)            --
  Foreign exchange contracts.....                 9,628           80        (331)          (264)
  Oil price contracts............                   230            3          (3)            --
  Natural gas price contracts....                 4,619           91        (350)          (259)
Trading
  Interest rate contracts........                   791           --          --             --
  Foreign exchange contracts.....                 2,283           14         (17)            (3)
  Oil price contracts............                33,076          248        (222)            26
  Natural gas price contracts....                48,774          799        (787)            12
At December 31, 2000
Risk management
  Interest rate contracts........                 5,435           54        (103)            --
  Foreign exchange contracts.....                 8,132          114        (452)          (369)
  Oil price contracts............                   434           19         (15)             4
  Natural gas price contracts....                 2,614          147        (116)            12
Trading
  Interest rate contracts........                    --           --          --             --
  Foreign exchange contracts.....                 2,434           10         (10)            --
  Oil price contracts............                 6,316          159        (123)            36
  Natural gas price contracts....                36,206        1,288      (1,264)            24

     Interest rate contracts include futures contracts, swap agreements and options. Foreign exchange contracts include forward and futures contracts, swap agreements and options. Oil and natural gas price contracts are those which require settlement in cash and include futures contracts, swap agreements and options.

Interest rate risk management

     The Group enters into interest rate contracts to manage its cost of borrowing as indicated in the following table:

                                    December 31, 2001              December 31, 2000
                             -----------------------------  -----------------------------
                                Gross       Fair      Fair     Gross       Fair     Fair
                             contract      value     value  contract      value     value
                               amount      asset liability    amount      asset liability
                             --------    ------- ---------   -------    ------- ---------
                                                      ($ million)
Swaps .......................   3,913         18      (157)    5,435         54      (103)
Futures......................     760         --        --        --         --        --
                              -------    -------   -------   -------    -------   -------
                                4,673         18      (157)    5,435         54      (103)
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

     Interest rate futures contracts are used by the Group, on occasion, in preference to interest rate swaps to achieve a more cost effective method of managing the mix between fixed and floating rate debt. These contracts are commitments to either purchase or sell designated financial instruments at a future date for a specified price, and may be settled in cash or through delivery. The Group may hold highly liquid contracts, such as US Treasury bond futures and Eurodollar futures, with terms ranging up to two years. Initial margin requirements and daily calls are met either by the deposit of securities or in cash. Futures contracts have little credit risk as regulated exchanges are the counterparties.

     The following table indicates the types of instruments used and their weighted average interest rates. Average variable rates are based on the actual rates in place at December 31; these may change significantly, affecting future cash flows. Swap contracts mainly have maturities between one and ten years.

                                                                      December 31,
                                                            -----------------------------
                                                                 2001                2000
                                                            ---------           ---------
                                                           ($ million, except percentages)

Receive -- fixed swaps -- notional amount..........               999               2,310
Average receive fixed rate.........................               5.6%                6.4%
Average pay floating rate..........................               2.3%                6.7%
Pay -- fixed swaps -- notional amount..............             2,914               3,125
Average pay fixed rate.............................               6.6%                6.7%
Average receive floating rate......................               2.3%                6.7%
Futures contracts -- notional amount...............               760                  --
Average pay fixed rate.............................               2.7%                 --

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

Foreign exchange risk management

      The Group enters into various types of foreign exchange contracts in managing its foreign exchange risk as indicated in the following table:

                                   December 31, 2001              December 31, 2000
                           ------------------------------- ------------------------------
                                Gross       Fair      Fair     Gross       Fair     Fair
                             contract      value     value  contract      value     value
                               amount      asset liability    amount      asset liability
                            ---------  --------- --------- ---------  --------- ---------
                                                      ($ million)

Currency swaps...............   1,789         12      (247)    2,441         15      (303)
Forwards.....................   7,839         68       (84)    5,691         99      (149)
Options......................      --         --        --        --         --        --
                            ---------  --------- --------- ---------  --------- ---------
                                9,628         80      (331)    8,132        114      (452)
                            =========  ========= ========= =========  ========= =========

     The Group's foreign exchange management policy is to minimize economic exposures from currency movements against the US dollar. This is achieved by raising finance in US dollars, hedging with respect to the US dollar or swapping into US dollars and hedging significant non-dollar cash flows. Examples of significant non-dollar cash flows are sterling-based capital lease payments, sterling tax payments, sterling dividend payments and capital expenditure and operational requirements of Exploration in the UK.

     Under currency swaps the counterparties initially exchange a principal amount in two currencies, agreeing to re-exchange the currencies at a future date and at the same exchange rate. In addition, interest payments in the respective currencies are exchanged at specified intervals over the term of the agreement. The Group's currency swaps have terms up to eight years. The majority of the Group's currency swaps relate to major currencies such as Sterling, Euros, Swiss Francs, Canadian Dollars and Japanese Yen.

     Currency forward contracts are commitments to purchase or sell an agreed amount of foreign currency at a specified exchange rate at a specified future date.

     Currency options may be used from time to time. They are normally directly negotiated and allow, but do not require, the holder to buy from or sell to the writer an agreed amount of currency at a specified exchange rate within a stated period, and involve the initial payment or receipt of a premium. The Group's option contracts have an average term of less than one year. There were no option contracts outstanding at December 31, 2001 and 2000.

     Currency options may include cylinder option contracts. A cylinder is the purchase of an option to buy foreign currency and the simultaneous selling of an option to sell the same amount of foreign currency to BP at a different exchange rate. The effect is to limit the risk of both gain and loss. This is achieved at little or no cost as the symmetry of the options means that the premium paid for one option is balanced by the premium received from the sale of the other.

Oil and natural gas price risk management

     The Group enters into various types of oil and natural gas price contracts to manage its exposure to some movements in hydrocarbon prices as indicated in the following table. Contracts which are capable of being settled by delivery of oil, oil products or natural gas are excluded.

                                   December 31, 2001              December 31, 2000
                            -------------------------------  -------------------------------
                                Gross       Fair       Fair     Gross       Fair       Fair
                             contract      value      value  contract      value      value
                               amount      asset  liability    amount      asset  liability
                            ---------  ---------  --------- ---------  --------- ----------
                                                      ($ million)
Oil
  Swaps.................          123          2         (3)      239         13        (13)
  Options...............            4          1         --         6          1         (1)
  Futures...............          103         --         --       189          5         (1)
                            ---------  ---------  --------- ---------  ---------  ---------
                                  230          3         (3)      434         19        (15)
                            =========  =========  ========= =========  =========  =========
Natural gas
  Swaps.................        3,494         85       (339)    2,511        133       (114)
  Options...............        1,090          6        (11)        7         10         (2)
  Futures...............           35         --         --        96          4         --
                            ---------  ---------  --------- ---------  ---------  ---------
                                4,619         91       (350)    2,614        147       (116)
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

Note 28 -- Derivative financial instruments (concluded)

      The following table discloses the contract or notional amount and fair value of the derivatives held for trading purposes at December 31, 2001 and 2000 and the average fair value for the year.

                               Year ended December 31, 2001     Year ended December 31, 2000
                             -------------------------------  ---------------------------------
                                              Net    Average                   Net     Average
                                Gross  fair value fair value     Gross  fair value  fair value
                             contract       asset      asset  contract       asset       asset
                               amount (liability) (liability)   amount  (liability) (liability)
                            ---------  ---------   ---------  --------  ----------- -----------
                                                       ($ million)
Interest rate contracts
  Futures.....................    791         --         --        --           --          --
  Options.....................     --         --         --        --           --          --
  Swaptions...................     --         --         --        --           --          --
                            ---------  ---------  --------- ---------    ---------   ---------
                                  791         --         --        --           --          --
                            =========  =========  ========= =========    =========   =========
Foreign exchange contracts
  Forwards....................  2,037         (3)        (4)    2,388           (1)         (3)
  Options.....................    246         --         --        46            1          --
                            ---------  ---------  --------- ---------    ---------   ---------
                                2,283         (3)        (4)    2,434           --          (3)
                            =========  =========  ========= =========    =========   =========
Oil price contracts
  Swaps.......................  5,560         20         27     3,549           35           1
  Futures.....................    911         --         --     1,985           --          --
  Options..................... 26,605          6          7       782            1           3
                            ---------  ---------  --------- ---------    ---------   ---------
                               33,076         26         34     6,316           36           4
                            =========  =========  ========= =========    =========   =========
Natural gas price contracts
  Swaps....................... 15,454        (15)        23    36,129           40          19
  Futures.....................    150         --         --        --          (12)         (4)
  Options..................... 33,170         27         26        77           (4)         --
                            ---------  ---------  --------- ---------    ---------   ---------
                               48,774         12         49    36,206           24          15
                            =========  =========  ========= =========    =========   =========

Concentrations of credit risk

     The primary activities of the Group are oil and natural gas exploration and production, gas and power marketing and trading, oil refining and marketing and the manufacture and marketing of chemicals. The Group's principal customers, suppliers and financial institutions with which it conducts business are located throughout the world. The credit ratings of interest rate and currency swap counterparties are all of at least investment grade. The credit quality is actively managed over the life of the swap.

Note 29 -- Capital and reserves

                                                      Paid
                                           Share        in    Merger      Other   Retained
                                         capital   surplus   reserve   reserves   earnings    Total
                                        --------  --------  --------  ---------  ---------    -----
                                                            ($ million)
At January 1, 2001....................     5,653     3,770    26,869       456      36,668   73,416
Exchange adjustment...................        --        --        --        --        (908)    (908)
Employee share schemes................         8       118        --        --          --      126
ARCO..................................         7        51       114      (117)         --       55
Redemption of ARCO preference shares..        --        --        --      (116)         --     (116)
Share buyback.........................       (39)       39        --        --      (1,281)  (1,281)
Qualifying Employee Share
  Ownership Trust (QUEST).............        --        36        --        --         (36)      --
Profit for the year...................        --        --        --        --       8,010    8,010
Dividends.............................        --        --        --        --      (4,935)  (4,935)
                                           --------------------------------------------------------
At December 31, 2001..................     5,629     4,014    26,983       223      37,518   74,367
                                           ========================================================

     The movements in the Group's share capital during the year are set out above. All movements are quantified in terms of the number of BP shares issued or repurchased.

     Employee share schemes. During the year 33,460,856 ordinary shares were issued under the BP, Amoco and Burmah Castrol employee share schemes.

     ARCO. 10,728,978 ordinary shares were issued in connection with the conversion of ARCO preference shares and a further 13,069,008 ordinary shares were issued in respect of ARCO employee share option schemes.

     Redemption of ARCO preference shares. A cash tender offer was made in March 2001 for the outstanding ARCO preference shares.

     Share buyback. The Company purchased for cancellation 153,928,949 ordinary shares for a total consideration of $1,281 million.

Note 30 -- Retained earnings

     Retained earnings of $37,518 million ($36,668 million at December 31, 2000) include the following amounts, the distribution of which is limited by statutory or other restrictions:

                                                                             December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
Parent company.......................................................     15,547   17,547
Subsidiary undertakings..............................................      8,994    9,120
Joint ventures and associated undertakings...........................      1,345    1,042
                                                                          ------   ------
                                                                          25,886   27,709
                                                                          ======   ======

     Cumulative net exchange losses of $4,790 million are included in retained earnings ($3,882 million losses at December 31, 2000).

     There were no unrealized currency translation differences for the year on long-term borrowings used to finance equity investments in foreign currencies (2000 nil and 1999 nil).

Note 31 -- Analysis of consolidated statement of cash flows

(i) Reconciliation of historical cost profit before interest and tax to net cash inflow from operating activities

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
Historical cost profit before interest and tax...........        14,770   18,704    8,342
Depreciation and amounts provided........................         8,750    7,449    4,965
Exploration expenditure written off......................           238      264      304
Share of profits of joint ventures
  and associated undertakings............................        (1,194)  (1,853)  (1,704)
Interest and other income................................          (478)    (360)    (217)
(Profit) loss on sale of fixed assets and businesses
or termination of operations.............................          (537)    (196)     379
Charge for provisions....................................         1,008      702      847
Utilization of provisions................................        (1,119)    (969)    (597)
Decrease (increase) in inventories.......................         1,490   (1,449)  (1,562)
Decrease (increase) in debtors...........................         1,989   (5,587)  (4,013)
(Decrease) increase in payables..........................        (2,508)   3,711    3,546
                                                                 ------   ------   ------
Net cash inflow from operating activities................        22,409   20,416   10,290
                                                                 ======   ======   ======

(ii) Exceptional items

     The cash outflow in 2000 in respect of the restructuring costs charged in 1999 was $446 million (1999 $976 million). The cash outflow in 1999 relating to the merger expenses charged in 1998 was $166 million. Both amounts were included in the net cash inflow from operating activities.

(iii) Financing

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
Long-term borrowing..................................            (1,296)  (1,680)  (2,140)
Repayments of long-term borrowing....................             2,602    2,353    2,268
Short-term borrowing.................................            (6,257)  (4,120)  (3,136)
Repayments of short-term borrowing...................             4,823    4,821    2,299
                                                                  -----   ------   ------
                                                                   (128)   1,374     (709)
Issue of ordinary share capital......................              (181)    (257)    (245)
Share buyback........................................             1,281    2,001       --
Stamp duty reserve tax...............................                --      295       --
                                                                  -----   ------   ------
Net cash outflow (inflow) ...........................               972    3,413     (954)
                                                                  =====   ======   ======

(iv) Management of liquid resources

     Liquid resources comprise current asset investments which are principally commercial paper issued by other companies. The net cash inflow from the management of liquid resources was $211 million (2000 $452 million outflow and 1999 $93 million inflow).

Note 31 -- Analysis of consolidated statement of cash flows (concluded)

(v)  Commercial paper

     Net movements in commercial paper are included within short-term borrowings or repayment of short-term borrowings as appropriate.

(vi) Movement in net debt

                                                               Years ended December 31,
                         ------------------------------------------------------------------------------------------
                                         2001                                            2000
                         --------------------------------------------   --------------------------------------------
                                                   Current                                         Current
                         Finance                     asset        Net    Finance                     asset        Net
                            debt       Cash    investments       debt       debt      Cash     investments       debt
                         -------    -------    -----------    -------    -------   -------     -----------    -------
                                                                ($ million)
At January 1..........   (21,190)     1,170            661    (19,359)   (14,544)    1,331             220    (12,993)
Exchange adjustments..        (8)       (53)            --        (61)        96       (39)            (11)        46
Acquisitions..........       (55)        --             --        (55)    (8,072)       --              --     (8,072)
Net cash flow.........      (128)       241           (211)       (98)     1,374      (122)            452      1,704
Other movements.......       (36)        --             --        (36)       (44)       --              --        (44)
                          ------     ------         ------     ------     ------    ------         -------    -------
At December 31........   (21,417)     1,358            450    (19,609)   (21,190)    1,170             661    (19,359)
                          ======     ======         ======     ======     ======    ======         =======    =======

Note 32 -- Operating lease commitments

      Annual commitments under operating leases were as follows:

                                                            December 31,
                                           -----------------------------------------------
                                                     2001                    2000
                                           ----------------------   ----------------------

                                             Land and                Land and
                                            buildings       Other   buildings       Other
                                            ---------   ---------   ---------   ---------
                                                           ($ million)
Expiring within: 1 year..................          28         313          41         181
                 2 to 5 years............         115         306          54         330
                 Thereafter..............         184         113         235         220
                                            ---------   ---------   ---------   ---------
                                                  327         732         330         731
                                            =========   =========   =========   =========

     The minimum future lease payments (after deducting related rental income from operating sub-leases of $580 million) were as follows:

                                                                             December 31,
                                                                                     2001
                                                                             ------------
                                                                               ($ million)

2002  ...............................................................                 958
2003  ...............................................................                 729
2004  ...............................................................                 573
2005  ...............................................................                 515
2006  ...............................................................                 465
Thereafter...........................................................               2,626
                                                                                ---------
                                                                                    5,866
                                                                                =========

Note 33 -- Employee share schemes

     BP offers most of its employees the opportunity to acquire a shareholding in the company through savings-related and matching share plan arrangements. Such arrangements are now in place in over 60 countries. BP also uses long-term performance plans (see Note 34) and the granting of share options as elements of remuneration for executive directors and senior employees.

     During 2001 share options were granted to the executive directors under the Executive Directors' Long Term Incentive Plan (EDLTIP) and to certain other categories of employees. For these options the option price was the market price on the grant date. The options granted to executive directors reflect BP's performance in terms of total shareholder return (TSR), that is, share price increase with all dividends reinvested, relative to the FTSE global 100 group of companies over the three years preceding the grant. The options are exercisable between the third and the tenth anniversary of the date of grant.

     Share options were also granted in 2001 under the BP Share Option Plan to certain categories of employees. Subject to certain vesting requirements the options are exercisable between the third and tenth anniversaries of the date of grant. There are no performance conditions attaching to the options granted during the year.

     Under the BP ShareSave Plan (a savings-related share option scheme) employees save monthly over a three- or five-year period towards the purchase of shares at a price fixed when the option is granted. The option price is usually set at a 20% discount to the market price at the time of grant. The option must be exercised within six months of maturity of the savings contract; otherwise it lapses. The plan is run in the UK and a small number of other countries.

     For the BP ShareMatch Plan, BP matches employees' own contributions of shares, up to a predetermined limit. The shares are then held in trust for a defined minimum period. The plan is run in the UK and in over 40 other countries.

     The Company sponsors a number of savings plans covering most US employees. Under these plans, employees may contribute up to 18% of their salary subject to certain regulatory limits. Typically the employee receives a dollar-for-dollar company matched contribution for the first 7% of eligible pay contributed to most of these plans on a before-tax or after-tax basis, or a combination of both. The precise arrangement depends on the individual's employment contract. Company contributions are initially invested in BP ADS funds, but employees may transfer those amounts and may invest their own contributions in more than 200 investment options. The Company's contributions vest over a period of five years. Company contributions to savings plans during the year were $125 million ($101 million).

     An employee Share Ownership Plan (ESOP) was established in 1997 to acquire BP shares to satisfy future requirements of certain employee share plans. The Company provides funding to the ESOP. The assets and liabilities of the ESOP are recognized as assets and liabilities of the Company within the accounts. The ESOP has waived its rights to dividends.

     During 2001 the ESOP released 11,508,754 shares (2000, 9,412,931 shares) for the matching share plans. The cost of shares released for these plans has been charged in these accounts. At December 31, 2001 the ESOP held 34,005,910 shares (2000, 45,514,664 shares).

     BP has established a Qualifying Employee Share Ownership Trust (QUEST) to support the UK ShareSave plan. During the year, contributions of $36 million
($76 million) were made by the Company to the QUEST which, together with option-holder contributions, were used by the QUEST to subscribe for new ordinary shares at market price. The Company has transferred the cost of this contribution directly to retained profits and the excess of the subscription price over nominal value has increased the share premium account.

     At December 31, 2001, all the 8,148,640 ordinary shares issued to the QUEST had been transferred to employees exercising options under the UK ShareSave plan.

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                     (options thousands)
Employee share options granted during the year:
  Savings related schemes............................             7,901    7,930    8,828
  BP Share Option Plan...............................            58,208   50,461   41,054
                                                                 ------   ------   ------
                                                                 66,109   58,391   49,882
                                                                 ======   ======   ======

     The exercise prices for BP options granted during the year were (pound)5.11/$7.36 (7,900,810 options) for savings-related and similar schemes and (pound)5.72/$8.23 (weighted average price) for 58,207,741 options granted under the share option plan.

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                     (shares thousands)
Shares issued in respect of options exercised during the year:
  Savings related schemes......................................   8,842   13,709   12,176
  BP, Amoco and Burmah Castrol executive share option plans....  24,619   23,280   51,472
                                                                 ------   ------   ------
                                                                 33,461   36,989   63,648
                                                                 ======   ======   ======

     In 2001  11,508,754  shares  (2000,  9,412,931  shares and 1999,  8,779,000 shares) were released from the ESOP for matching share plans. In 2000, 1,123,000 shares and 1999, 2,514,000 shares were issued to the ESOP.

                                                                   2001           2000           1999
                                                                 ------         ------         ------
                                                                          (shares thousands)
Options outstanding at December 31:
  BP options ............................................       370,550        342,509        323,161
  Exercise period........................................     2002-2011      2001-2010      2000-2009
  Price (pound)..........................................     1.29-6.40      1.29-6.40      1.29-6.23
  Price (dollar).........................................     2.77-9.97      2.77-9.97      2.77-9.97

     Share option transactions under employee share schemes are summarized as follows:

                                                           Years ended December 31,
                                ----------------------------------------------------------------------
                                         2001                     2000                    1999
                                --------------------     ---------------------     -------------------
                                            Weighted                  Weighted                Weighted
                                             average                   average                 average
                                 Number of  exercise      Number of   exercise     Number of  exercise
                                    shares     price         shares      price        shares     price
                                 ---------  --------      ---------   --------     ---------  --------
                                                  ($)                       ($)                     ($)


Outstanding at January 1....   342,509,046      5.61    323,161,387       4.95   346,897,822      4.34
Burmah Castrol..............            --        --      3,293,317       5.02            --        --
Reinstated..................         7,152      7.84          3,729       2.94        37,480      5.24
Granted.....................    66,108,551      8.13     58,390,883       8.17    49,882,128      7.88
Exercised...................   (33,592,964)     3.97    (37,029,467)      3.76   (63,711,433)     3.85
Stock appreciation rights
  exercised.................            --        --             --         --      (542,772)     3.30
Cancelled...................    (4,481,516)     7.37     (5,310,803)      6.72    (9,401,838)     5.54
                            --------------           --------------           --------------
Outstanding at December 31..   370,550,269      6.18    342,509,046       5.61   323,161,387      4.95
                            ==============           ==============           ==============
Exercisable at December 31..   241,268,277              229,987,199              206,116,577
                            ==============           ==============           ==============
Available for grant at
  December 31..............  1,185,523,186            1,234,983,212            1,087,626,398
                            ==============           ==============           ==============

     Options outstanding at December 31, 2001 will be exercisable between 2002 and 2011.

Note 33 -- Employee share schemes (concluded)

     For the share options outstanding and exercisable at December 31, 2001 the exercise price ranges and average remaining lives were:

                                      Options outstanding            Options exercisable
                                 ------------------------------      --------------------
                                             Weighted  Weighted                  Weighted
                                              average   average                   average
                                  Number of remaining  exercise       Number of  exercise
                                     shares      life     price          shares     price
                                 ---------- ---------  --------       ---------  --------
                                               (years)       ($)                       ($)
Range of exercise prices
$2.27 - $4.46.................   77,538,865      2.11      3.55      77,126,053      3.54
$4.51 - $5.49.................   82,106,458      5.01      5.10      72,961,042      5.15
$5.54 - $7.98.................  114,558,374      5.69      6.93      71,427,330      6.67
$8.02 - $9.97.................   96,346,572      8.76      8.33      19,753,852      8.29
                                 ---------- ---------  --------     -----------  --------
                                370,550,269      5.59      6.18     241,268,277      5.34
                                 ========== =========  ========     ===========  ========

     As allowed by SFAS 123 `Accounting for Stock-Based Compensation' the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees'. In accordance with this accounting statement the Company does not recognize compensation expense on the grant of the options. Had compensation expense been determined based upon the fair value of the stock options at grant date consistent with the method of SFAS 123, the Company's profit for the year and profit per ordinary share for 2001 would have been reduced by $126 million (2000 $122 million and 1999 $65 million) and 1 cent (2000 1 cent and 1999 1 cent), respectively.

     The weighted average fair value of BP share options granted in 2001 was $2.05 (2000 $2.33 and 1999 $2.27). The fair value of each option grant was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions for 2001, 2000 and 1999, respectively; risk-free interest rates of 5.0%, 6.0% and 6.5%; dividend yield of 3%; expected lives of one, two, three or five years as appropriate and volatility of 26%, 33% and 32%.

Note 34 -- Long Term Performance Plan

     During 2001 the Company operated two long-term performance plans: the Executive Directors' Long Term Incentive Plan (EDLTIP) for executive directors and the Long Term Performance Plan (LTPP) for senior executives. Prior to 2000 the executive directors also participated in the LTPP. Both plans are incentive schemes under which the Company may award shares to participants or fund the purchase of shares for participants if long-term targets are met. Awards were made in 2001 in respect of the 1998-2000 LTPP.

     The cost of potential future awards for both the EDLTIP and LTPP are accrued over the three-year performance periods of each plan. The amount charged in 2001 was $80 million (2000 $119 million). The value of awards under the 1998-2000 LTPP made in 2001 was $61 million (1997-99 LTPP $78 million).

     Employee Share Ownership Plans (ESOPs) have been established to acquire BP shares to satisfy any awards made to participants under the EDLTIP and LTPP and then to hold them for the participants during the retention period of the plan. In order to hedge the cost of potential future awards the ESOPs may, from time to time over the performance period of the plans, purchase BP shares in the open market. The Company provides funding to the ESOPs. The assets and liabilities of the ESOPs are recognized as assets and liabilities of the Company within these accounts. The ESOPs have waived their rights to dividends on shares held for future awards.

     At  December  31, 2001 the ESOPs held  7,673,056  shares  (2000,  9,506,839 shares) for potential future awards.

Note 35 -- Directors' remuneration

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                        ($ million)
Total for all directors
Emoluments.....................................................      17       14       13
Ex gratia payment..............................................      --        1        6
Non-executive directors retiring in 2001.......................       1       --       --
Gains made on the exercise of share options....................      --        3        5
Amounts awarded under long-term incentive schemes..............      17       15        8
                                                                 ======   ======   ======
Highest paid director
Emoluments.....................................................       4        3        2
Gains made on the exercise of share options....................      --       --        5
Amount awarded under long-term incentive schemes...............       4        4       --
Accrued pension at December 31.................................       1        1        1
                                                                 ======   ======   ======

Emoluments

     These amounts comprise fees paid to the non-executive chairman and non-executive directors, and, for executive directors, salary and benefits earned during the relevant financial year, plus bonuses awarded for the year.

Pension contributions

     Five executive directors participate in a non-contributory pension scheme established for UK staff by a separate trust fund to which contributions are made by BP based on actuarial advice. There were no contributions to this pension scheme in 2001, 2000 and 1999. Two US executive directors participated in the BP Retirement Accumulation Plan.

Non-executive directors retiring in 2001

     In accordance with Article 76 of the Company's Articles of Association, the board exercised its discretion, following the retirement of each of those non-executive directors retiring during 2001, to make an ex gratia payment in lieu of superannuation. The payments made were as follows: $86,400 to the Lord Wright of Richmond, who retired after serving on the board since 1991; $21,600 to Richard Ferris, who retired after serving on the board of first Amoco and then BP since 1981; and $17,280 to Ruth Block, who retired after serving on the board of first Amoco and then BP since 1986. Richard Ferris and Ruth Block also had accrued certain entitlements (which crystallized at the time of the merger with Amoco Corporation) in the Amoco Restricted Stock Plan for Non-Executive Directors ('the Plan'). The terms of the Plan provided that shares in respect of service on the board of Amoco Corporation were to be held in the Plan until the non-executive director retired at the normal retirement age (70), or in the case of earlier retirement the board had a discretion to make an appropriate award based upon length of service. Those directors who left the Plan at the time of the merger had their entitlements paid out. The operation of the Plan for those who remained fell to the discretion of the board of BP. Ruth Block retired at age 70 and following her retirement the board released her shares held in the Plan in respect of her service at Amoco Corporation to the value of $283,512 (as at the date of their release). Richard Ferris retired at age 64 and the board elected to waive restrictions on all those shares held in the Plan in respect of his service at Amoco Corporation to the value of $293,716 (as at the date of their release).

Office facilities for former chairmen and deputy chairmen

     It is customary for the Company to make available to former chairmen and deputy chairmen the use of office and basic secretarial facilities following their retirement. The cost involved in doing so is not significant.

Note 36 -- Loans to officers

     Miss J C Hanratty has a low interest loan of $43,000 made to her prior to her appointment as Company Secretary on October 1, 1994.

Note 37 -- Employee costs and numbers

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                        ($ million)
Employee costs
Wages and salaries...................................             6,740    6,071    5,302
Social security costs................................               474      410      359
Pension costs........................................               427      187      (97)
                                                                 ------   ------   ------
                                                                  7,641    6,668    5,564
                                                                 ======   ======   ======

                                                                      At December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
Number of employees
Exploration and Production...........................            16,550   16,000   12,500
Gas and Power........................................             1,950    1,600    1,400
Refining and Marketing (a)...........................            64,600   67,100   44,650
Chemicals............................................            21,950   17,600   18,700
Other businesses and corporate.......................             5,100    4,900    3,150
                                                                -------  -------  -------
                                                                110,150  107,200   80,400
                                                                =======  =======  =======

                                                    Rest of             Rest of
                                               UK    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
Average number of employees
Year ended December 31, 2001
Exploration and Production.............     3,550       750     5,700     6,200    16,200
Gas and Power..........................       550       100       600       550     1,800
Refining and Marketing ................    10,400    16,450    27,300    11,750    65,900
Chemicals..............................     3,600     5,750     7,550     3,300    20,200
Other businesses and corporate.........     1,400       500     2,250       900     5,050
                                         --------  --------  --------  --------  --------
                                           19,500    23,550    43,400    22,700   109,150
                                         ========  ========  ========  ========  ========
Year ended December 31, 2000
Exploration and Production.............     3,250       650     4,700     5,700    14,300
Gas and Power..........................       550        50       600       300     1,500
Refining and Marketing ................     9,600    13,700    25,800    10,700    59,800
Chemicals..............................     3,700     4,600     8,100     1,400    17,800
Other businesses and corporate.........     1,100       400     2,400       700     4,600
                                         --------  --------  --------  --------  --------
                                           18,200    19,400    41,600    18,800    98,000
                                         ========  ========  ========  ========  ========
Year ended December 31, 1999
Exploration and Production.............     3,500       850     5,100     5,500    14,950
Gas and Power..........................       450        50       600       300     1,400
Refining and Marketing (b).............     9,600    10,050    20,300     7,950    47,900
Chemicals..............................     4,100     4,900     9,850     2,000    20,850
Other businesses and corporate.........     1,150       350     1,000       500     3,000
                                         --------  --------  --------  --------  --------
                                           18,800    16,200    36,850    16,250    88,100
                                         ========  ========  ========  ========  ========

---------------

(a)  1999 includes 18,050 employees assigned to the BP/Mobil joint venture.

(b) Includes 7,800 employees assigned to the BP/Mobil joint venture in the UK and 9,650 employees in the Rest of Europe.

Note 38 -- Pensions

     Most Group companies have pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans (money purchase schemes) or defined benefit plans (final salary schemes). For defined contribution plans, retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee. For defined benefit plans, retirement benefits are based on the employees' final pensionable salary and length of service. Defined benefit plans may be externally funded or unfunded. The assets of funded plans are generally held in separately administered trusts. Contributions to funded defined benefit plans are based on advice from independent actuaries using actuarial methods, the objective of which is to provide adequate funds to meet pension obligations as they fall due. No contributions were made to the UK and US pension funds during 2001. It is not expected that any contributions will be made in 2002. For unfunded plans, where assets are not held with the specific purpose of matching pension obligations the accrued liability for pension benefits is included within other provisions. The majority of the Group's employees are members of defined benefit schemes. The principal plans are reviewed annually by the independent actuaries and subject to a formal actuarial valuation every three years. The date of the latest actuarial valuation for the UK and US plans was January 1, 2001 and for the unfunded plans in Europe was January 1, 2002.

     Pension costs for the principal plans have been derived using the projected unit credit method and by amortizing surpluses and deficits on a straight line basis over the average expected remaining service lives of the current employees. The main assumptions used in calculating the credit/charge for the principal plans were as follows:

                                                    Years ended December 31,
                                      ----------------------------------------------
                                            2001              2000              1999
                                      ----------        ----------        ----------
UK plans:
Rate of return on assets............        6.5%              6.5%              6.0%
Discount rate.......................        6.5%              6.5%              6.0%
Future salary increases.............        5.0%              5.0%              4.5%
Future pension increases............        3.0%              3.0%              2.5%
Dividend growth.....................         n/a               n/a               n/a

Other European plans:
Rate of return on assets............         n/a               n/a               n/a
Discount rate.......................        6.2%              6.2%              6.4%
Future salary increases.............        3.2%              3.2%              3.4%
Future pension increases............        2.1%              2.1%              2.3%
Dividend growth.....................         n/a               n/a               n/a

US plans:
Rate of return on assets............       10.0%             10.0%             10.0%
Discount rate.......................        7.5%              7.5%              6.5%
Future salary increases.............        4.0%              4.0%              4.0%
Future pension increases............         nil               nil               nil
Dividend growth.....................         n/a               n/a               n/a

----------
n/a = not applicable

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
Principal plans:
  Service cost -- benefits earned during year........               397      364      347
  Interest cost on projected benefit obligation......             1,309    1,211      999
  Expected return on plan assets.....................            (1,717)  (1,625)  (1,273)
  Amortization of transition asset...................               (66)     (72)     (83)
  Recognized net actuarial gain......................              (169)    (203)    (108)
  Recognized prior service cost......................                74       78       17
  Curtailment and settlement (gains) losses..........                36     (119)    (150)
  Special termination benefits.......................               175      233        3
                                                                 ------   ------   ------
                                                                     39     (133)    (248)
Other defined benefit plans..........................                73       38       30
Defined contribution schemes.........................               155      220      121
                                                                 ------   ------   ------
Total pension expense (income).......................               267      125      (97)
                                                                 ======   ======   ======

     At January 1, 2001, the date of the latest actuarial valuations, the market value and actuarial value of assets in the Group's major externally funded pension plans in the UK and the USA was $26,587 million ($25,520 million at January 1, 2000) and $24,121 million ($20,474 million at January 1, 2000) respectively. The actuarial value of the assets of these plans represented 128% (2000 130%) of the benefits that had accrued to members of those plans, after allowing for expected future increases in salaries.

     At December 31, 2001 the obligation for accrued benefits in respect of the major unfunded schemes in Europe was $1,510 million ($1,438 million at December 31, 2000). Of this amount, $1,317 million ($1,167 million at December 31, 2000) has been provided in these accounts.

     The Group continues to account for pensions in accordance with Statement of Standard Accounting Practice No. 24 'Accounting for Pension Costs'. A new standard (Financial Reporting Standard No. 17 'Retirement Benefits') which changes the basis of accounting for pensions and other postretirement benefits will be adopted by the Group for its reporting for the year ended December 31, 2003. This new standard requires certain additional disclosures in accounting periods prior to its implementation. The additional disclosures for the year ended December 31, 2001 are set out below.

                                                                  -------------------------
                                                                             Other
                                                                     UK   European      USA
                                                                  -----   --------    -----
Major assumptions as at December 31, 2001
                                                                             (%)
Rate of increase in salaries................................          4.5      3.2      4.0
Rate of increase to pensions in payment.....................          2.5      2.0       --
Rate of increase to deferred pensions.......................          2.5      2.0       --
Discount rate for scheme liabilities........................          6.0      6.2     7.25
Inflation...................................................          2.5      2.0      3.0

     The expected long-term rates of return and market values of the assets of the significant defined benefit plans at December 31, 2001 were as follows:

                                                 UK       Other European                    USA
                             ----------------------  -------------------  ---------------------
                                 Expected             Expected             Expected
                                long-term            long-term            long-term
                                  rate of    Market    rate of    Market    rate of      Market
                                   return     value     return     value     return       value
                                --------- ---------  --------- ---------  ---------   ----------
                                    (%)   ($ million)      (%)  ($ million)    (%)     ($ million)
Market value of assets
  at December 31, 2001
Equities......................        7.5    12,228        n/a        --       11.0       4,537
Bonds.........................        5.5     2,449        n/a        --        7.0         942
Property......................        6.5     1,057        n/a        --        8.0          51
Cash..........................        4.5     1,146        n/a        --        4.0          95
                                            -------              -------                -------
                                             16,880                   --                  5,625
Present value of scheme liabilities          12,746                1,510                 (6,146)
                                            -------              -------                -------
Surplus (deficit) in the plans                4,134               (1,510)                  (521)
Deferred tax..................               (1,240)                 422                    193
                                            -------              -------                -------
                                              2,894               (1,088)                  (328)
                                            =======              =======                =======

Note 38 -- Pensions (concluded)

     Further information in respect of the Group's principal defined benefit pension plans required under FASB Statement of Financial Accounting Standards No. 132 -- 'Employers' Disclosures about Pensions and Other Postretirement Benefits' is set out below.

                                                                          Other
                                                          UK           European                USA
                                            ----------------   ----------------   ----------------
                                              2001      2000     2001      2000     2001      2000
                                            ------    ------   ------    ------   ------    ------
                                                                  ($ million)
  Benefit obligation at January 1           13,213    11,077    1,438     1,513    5,546     3,827
  Service cost................                 255       225       12        10      130       129
  Interest cost...............                 811       746       89        86      409       380
  Plan amendments.............                  --       809       --        --       16        --
  Curtailments, settlements and
    special termination benefits                --        --       --        --      208       191
  Actuarial (gain) loss.......                (646)      626      (42)       44      536        40
  Acquisitions................                  --     1,241      189        --      101     2,308
  Plan participants' contributions              26        24       --        --       --        --
  Settlement payments.........                  --        --       --        --       (9)     (423)
  Benefit payments............                (546)     (563)    (101)      (94)    (791)     (906)
  Exchange adjustment.........                (367)     (972)     (75)     (121)      --        --
                                            ------    ------   ------    ------   ------    ------
  Benefit obligation at December 31         12,746    13,213    1,510     1,438    6,146     5,546
                                            ------    ------   ------    ------   ------    ------

  Fair value of plan assets at January 1    19,617    20,189       --        --    6,970     5,331
  Actual return on plan assets              (1,689)      216       --        --     (682)     (118)
  Acquisitions................                  --     1,344       --        --       91     2,817
  Plan participants' contributions              26        24       --        --       --        --
  Employer contributions......                  27        14       --        --       46       290
  Settlement payments.........                  --        --       --        --       (9)     (444)
  Benefit payments............                (546)     (563)      --        --     (791)     (906)
  Exchange adjustment.........                (555)   (1,607)      --        --       --        --
                                            ------    ------   ------    ------   ------    ------
  Fair value of plan assets
    at December 31............              16,880    19,617       --        --    5,625     6,970
                                            ------    ------   ------    ------   ------    ------
  Funded status...............               4,134     6,404   (1,510)   (1,438)    (521)    1,424
  Unrecognized transition (asset)
    obligation................                (154)     (237)      51        69       (1)       (5)
  Unrecognized net actuarial (gain) loss    (2,537)   (5,021)     141       200    1,777       133
  Unrecognized prior service cost              695       791        1         2       24        11
                                            ------    ------   ------    ------   ------    ------
  Net amount recognized.......               2,138     1,937   (1,317)   (1,167)   1,279     1,563
                                            ======    ======   ======    ======   ======    ======

  Prepaid benefit cost (accrued
    benefit liability)........               2,138     1,937   (1,454)   (1,391)    (147)    1,513
  Intangible asset............                  --        --       26        50       86         3
  Accumulated other
    comprehensive income......                  --        --      111       174    1,340        47
                                            ------    ------   ------    ------   ------    ------
                                             2,138     1,937   (1,317)   (1,167)   1,279     1,563
                                            ======    ======   ======    ======   ======    ======

Note 39 -- Other postretirement benefits

     Certain Group companies in the USA provide postretirement healthcare and life insurance benefits to their retired employees and dependants. The entitlement to these benefits is usually based on the employee remaining in service until retirement age and completion of a minimum period of service. The plans are funded to a limited extent and the accrued net liability for postretirement benefits is included within other provisions. The cost of providing postretirement benefits is assessed annually by independent actuaries using the projected unit credit method. The date of the latest actuarial valuation was January 1, 2001.

     The assumptions used in calculating the charge for postretirement benefits are consistent with those shown in Note 38 for US pension plans.

      The charge to income for postretirement benefits is as follows:

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
Service cost -- benefits earned during year..........                31       25       34
Interest cost on projected benefit obligation........               187      148      113
Expected return on plan assets.......................                (5)      (5)      (4)
Recognized net actuarial gain........................                (6)     (46)     (31)
Amortization of prior service cost recognized........               (15)     (20)      (8)
Curtailment gains....................................               (32)     (40)     (62)
                                                                 ------   ------   ------
Postretirement benefit expense.......................               160       62       42
                                                                 ======   ======   ======


     At December 31, 2001 the independent actuaries have reassessed the obligation for postretirement benefits at $3,080 million ($2,562 million at December 31, 2000). The provision for postretirement benefits at December 31, 2001 was $2,664 million ($2,726 million at December 31, 2000).

     The discount rate used to assess the obligation at December 31, 2001 was 7.25% (7.5% at December 31, 2000). The assumed future healthcare cost trend rate for beneficiaries aged under 65 (over 65) for 2002 is 12% (15%), for 2003 is 10% (11%) and for 2004 is 8% (8%) and for 2005 and subsequent years is 5% (5%).

     As indicated in Note 38 -- Pensions, certain additional disclosures are required by FRS 17 for the year ended December 31, 2001. The expected long-term rates of return and market values of the assets of the postretirement benefits plans at December 31, 2001 were as follows:

                                                                              USA
                                                                      ------------------
                                                                        Expected
                                                                       long-term
                                                                         rate of   Market
                                                                          return    value
                                                                      ----------  -------

                                                                          (%)   ($ million)
Market value of assets at December 31, 2001
Equities.............................................................       11.0       30
Bonds................................................................        7.0       11
                                                                                  -------
                                                                                       41
Present value of scheme liabilities..................................               3,080
                                                                                  -------
Other postretirement benefit liability before deferred tax...........              (3,039)
Deferred tax.........................................................               1,124
                                                                                  -------
                                                                                   (1,915)
                                                                                  =======

Note 39 -- Other postretirement benefits (concluded)

     Further information presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 132 -- 'Employers' Disclosures about Pensions and Other Postretirement Benefits' is set out below.

                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)

  Benefit obligation at January 1...........................               2,562    1,638
  Service cost..............................................                  31       25
  Interest cost.............................................                 187      148
  Plan amendments...........................................                  78       --
  Curtailment gain..........................................                 (30)      (9)
  Actuarial loss............................................                 476      340
  Acquisitions..............................................                  --      579
  Benefit payments..........................................                (224)    (159)
                                                                          ------   ------
  Benefit obligation at December 31.........................               3,080    2,562
                                                                          ------   ------

  Fair value of plan assets at January 1....................                  49       53
  Actual return on plan assets..............................                  (4)      --
  Benefits payments.........................................                  (4)      (4)
                                                                          ------   ------
  Fair value of plan assets at December 31..................                  41       49
                                                                          ------   ------

  Funded status.............................................              (3,039)  (2,513)
  Unrecognized net actuarial (gain) loss....................                 349     (144)
  Unrecognized prior service cost...........................                  26      (69)
                                                                          ------   ------
  Provision for postretirement benefits.....................              (2,664)  (2,726)
                                                                          ======   ======


     The assumed healthcare cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects:

                                                          One-percentage   One-percentage
                                                          point Increase   point Decrease
                                                          --------------   --------------
                                                                      ($ million)
Effect on total of service and interest cost in 2001........          32              (27)
Effect on postretirement obligation at December 31, 2001....         339             (291)

Note 40 -- Contingent Liabilities

     There were contingent liabilities at December 31, 2001 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group's business. No material losses are likely to arise from such contingent liabilities.

     Approximately 200 lawsuits were filed in State and Federal Courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies which own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 47% interest (reduced during 2001 from 50% by a sale of 3% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP's combination with ARCO. Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages which it has incurred. If any claims are asserted by Exxon which affect Alyeska and its owners, BP will defend the claims vigorously.

     Since 1987, ARCO, a current subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the United States alleging injury to persons and property caused by lead pigment in paint. The majority of the lawsuits have been abandoned or dismissed as against ARCO. ARCO is named in these lawsuits as alleged successor to International Smelting and Refining which, along with a predecessor company, manufactured lead pigment during the period 1920-1946. Plaintiffs include individuals and governmental entities. Several of the lawsuits purport to be class actions. The lawsuits (depending on plaintiff) seek various remedies including: compensation to lead-poisoned children; cost to find and remove lead paint from buildings; medical monitoring and screening programmes; public warning and education on lead hazards;
reimbursement of government healthcare costs and special education for lead-poisoned citizens; and punitive damages. No case has been settled or tried. While the amounts claimed could be substantial and it is not possible to predict the outcome of these legal actions, ARCO believes that it has valid defences and it intends to defend such actions vigorously. Consequently, BP believes that the impact of these lawsuits on the Group's results of operations, financial position or liquidity will not be material.

     The Group is subject to numerous and local environmental laws and regulations concerning its products, operations and other activities. These laws and regulations may require the Group to take future action to remediate the effects on the environment of prior disposal or release of chemicals or petroleum substances by the Group or other parties. Such contingencies may exist for various sites including refineries, chemical plants, oil fields, service stations, terminals and waste disposal sites. In addition, the Group may have obligations relating to prior asset sales of closed facilities. The ultimate requirement for remediation and its cost are inherently difficult to estimate. However, the estimated cost of known environmental obligations has been provided in these accounts in accordance with the Group's accounting policies. While the amounts of future costs could be significant and could be material to the Group's results of operations in the period in which they are recognized, BP does not expect these costs to have a material effect on the Group's financial position or liquidity.

     The Group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered an economic means of financing losses for the Group. Losses will therefore be borne as they arise rather than being spread over time through insurance premia with attendant transaction costs. The position is reviewed periodically.

Note 41 -- Joint ventures and associated undertakings

     The significant joint ventures and associated undertakings of the BP Group at December 31, 2001 are shown in Note 44. Transactions between these entities and the Group are summarized below.

Sales to joint ventures and associated undertakings

                                                                     2001                      2000        1999
                                                   ----------------------     ---------------------     -------
                                                                   Amount                    Amount
                                                            receivable at             receivable at
                             Product                  Sales   December 31       Sales   December 31       Sales
                             -------                  -----  -------------      -----  -------------      -----
                                                         ($ million)             ($ million)          ($million)
Joint ventures
Pan American Energy          Crude oil                  121             5         101             5          --
BP/Mobil                     Crude oil and products      --            --       2,933            --       3,398
Watson Cogeneration          Natural gas                177             3          87            34          --
Associated undertakings
Erdoelchemie                 Chemical feedstocks        250            --         718            --         460
Ruhrgas                      Natural gas                124            11          78            11          47

Purchases from joint ventures and asssociated undertakings

                                                                     2001                     2000         1999
                                                   ----------------------    ---------------------      -------
                                                                   Amount                    Amount
                                                               payable at                payable at
                             Product              Purchases   December 31   Purchases   December 31   Purchases
                             -------              ---------  -------------  ---------  -------------  ---------
                                                         ($ million)               ($ million)       ($ million)
Joint ventures
Pan American Energy          Crude oil                  178            14         139             41         29
BP/Mobil                     Crude oil and products      --            --       1,762             --      1,791
Watson Cogeneration          Electricity and steam      187             7         129             26         --
Associated undertakings
Abu Dhabi Marine Areas       Crude oil                  555            37         671             62        407
Abu Dhabi Petroleum          Crude oil                  820            47         948             75        528
Erdoelchemie                 Petrochemicals              50            --         114             --         77
Ruhrgas                      Natural gas                 18            --          --             --         --

     The pan-European refining and marketing joint venture with ExxonMobil was dissolved on August 1, 2000. Within the BP/Mobil joint venture, BP operated and had a 70% interest in the fuels refining and marketing operation and had a 49% interest in the lubricants business. On dissolution, BP acquired most of the ExxonMobil assets used by the fuels refining and marketing operation. The sales and purchases shown above occurred in the period to August 1, 2000.

     On May 2, 2001 BP purchased the outstanding 50% of Erdoelchemie, previously an associated undertaking. From that date it was fully consolidated. The sales and purchases shown above occurred in the period to May 1, 2001.

Note 42 -- Oil and gas exploration and production activities (a)

Capitalized costs at December 31

                                                    Rest of             Rest of
                                               UK    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
                                                           ($ million)
2001
Gross capitalized costs:
  Proved properties....................    23,607     2,912    43,070    22,820    92,409
  Unproved properties..................       333       120     1,224     2,345     4,022
                                         --------  --------  --------  --------  --------
                                           23,940     3,032    44,294    25,165    96,431
Accumulated depreciation (b)...........    13,320     1,883    19,508    10,980    45,691
                                         --------  --------  --------  --------  --------
Net capitalized costs..................    10,620     1,149    24,786    14,185    50,740
                                         ========  ========  ========  ========  ========

2000
Gross capitalized costs:
  Proved properties....................    24,319     2,683    38,494    19,607    85,103
  Unproved properties..................       482        73     1,754     3,449     5,758
                                         --------  --------  --------  --------  --------
                                           24,801     2,756    40,248    23,056    90,861
Accumulated depreciation (b)...........    13,182     1,797    18,204     8,933    42,116
                                         --------  --------  --------  --------  --------
Net capitalized costs..................    11,619       959    22,044    14,123    48,745
                                         ========  ========  ========  ========  ========

1999
Gross capitalized costs:
  Proved properties....................    22,874     2,738    35,826    14,166    75,604
  Unproved properties..................       412        79       741     2,067     3,299
                                         --------  --------  --------  --------  --------
                                           23,286     2,817    36,567    16,233    78,903
Accumulated depreciation (b)...........    13,160     1,890    20,751     8,279    44,080
                                         --------  --------  --------  --------  --------
Net capitalized costs..................    10,126       927    15,816     7,954    34,823
                                         ========  ========  ========  ========  ========

Costs incurred for the year ended December 31

                                                    Rest of             Rest of
                                               UK    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
                                                           ($ million)
2001
Acquisition of properties:
  Proved...............................        --        --        --        47        47
  Unproved.............................         4        --        20       193       217
                                         --------  --------  --------  --------  --------
                                                4        --        20       240       264
Exploration and appraisal costs (c)....       109        80       295       618     1,102
Development costs......................       930       271     3,723     1,934     6,858
                                         --------  --------  --------  --------  --------
Total costs............................     1,043       351     4,038     2,792     8,224
                                         ========  ========  ========  ========  ========

2000
Acquisition of properties:
  Proved...............................     2,954        --     9,152     2,647    14,753
  Unproved.............................       161        --       508     1,880     2,549
                                         --------  --------  --------  --------  --------
                                            3,115        --     9,660     4,527    17,302
Exploration and appraisal costs (c)....        86        67       676       466     1,295
Development costs......................       808       153     2,328     1,274     4,563
                                         --------  --------  --------  --------  --------
Total costs............................     4,009       220    12,664     6,267    23,160
                                         ========  ========  ========  ========  ========

1999
Acquisition of properties:
  Proved...............................        --        --       396        --       396
  Unproved.............................        --        --        23       130       153
                                         --------  --------  --------  --------  --------
                                               --        --       419       130       549
Exploration and appraisal costs (c)....        83        39       287       439       848
Development costs......................       676        71     1,212       956     2,915
                                         --------  --------  --------  --------  --------
Total costs............................       759       110     1,918     1,525     4,312
                                         ========  ========  ========  ========  ========

Results of operations for the year ended December 31

                                                    Rest of             Rest of
                                               UK    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
                                                           ($ million)
2001
Turnover (d):
  Third parties........................     2,979       564     1,642     2,581     7,766
  Sales between businesses.............     3,003       462     9,645     4,892    18,002
                                         --------  --------  --------  --------  --------
                                            5,982     1,026    11,287     7,473    25,768
                                         --------  --------  --------  --------  --------
Exploration expense....................        14        22       256       188       480
Production costs.......................       878        91     1,379       915     3,263
Production taxes.......................       559        17       384       688     1,648
Other costs (e)........................        25        33     1,743     1,534     3,335
Depreciation and amounts provided......     1,353       115     3,034     1,115     5,617
                                         --------  --------  --------  --------  --------
                                            2,829       278     6,796     4,440    14,343
                                         --------  --------  --------  --------  --------
Profit before taxation (f).............     3,153       748     4,491     3,033    11,425
Allocable taxes........................     1,046       379       933     1,016     3,374
                                         --------  --------  --------  --------  --------
Results of operations .................     2,107       369     3,558     2,017     8,051
                                         ========  ========  ========  ========  ========

2000
Turnover (d):
  Third parties........................     3,538       926     4,242     2,446    11,152
  Sales between businesses.............     3,191       138     6,755     5,593    15,677
                                         --------  --------  --------  --------  --------
                                            6,729     1,064    10,997     8,039    26,829
                                         --------  --------  --------  --------  --------
Exploration expense....................        36        42       257       264       599
Production costs.......................       772        86     1,311       786     2,955
Production taxes.......................       641         6       437       911     1,995
Other costs (e)........................        74         6     1,624     1,889     3,593
Depreciation and amounts provided......     1,453        98     2,406       748     4,705
                                         --------  --------  --------  --------  --------
                                            2,976       238     6,035     4,598    13,847
                                         --------  --------  --------  --------  --------
Profit before taxation (f).............     3,753       826     4,962     3,441    12,982
Allocable taxes........................     1,127       516     1,042     1,018     3,703
                                         --------  --------  --------  --------  --------
Results of operations .................     2,626       310     3,920     2,423     9,279
                                         ========  ========  ========  ========  ========

Results of operations for the year ended December 31 (continued)

                                                    Rest of             Rest of
                                               UK    Europe       USA     World     Total
                                         --------  --------  --------  --------  --------
                                                           ($ million)
1999
Turnover (d):
  Third parties........................     2,258       644     4,738     2,216     9,856
  Sales between businesses.............     2,251       108     1,283     2,938     6,580
                                         --------  --------  --------  --------  --------
                                            4,509       752     6,021     5,154    16,436
                                         --------  --------  --------  --------  --------
Exploration expense....................        51        20       172       305       548
Production costs.......................       734        98     1,387       756     2,975
Production taxes.......................       167         2       283       495       947
Other costs (e)........................       157        16     1,231     1,143     2,547
Depreciation and amounts provided......     1,306       138     1,113       651     3,208
                                         --------  --------  --------  --------  --------
                                            2,415       274     4,186     3,350    10,225
                                         --------  --------  --------  --------  --------
Profit before taxation (f).............     2,094       478     1,835     1,804     6,211
Allocable taxes........................       643       312       483       497     1,935
                                         --------  --------  --------  --------  --------
Results of operations .................     1,451       166     1,352     1,307     4,276
                                         ========  ========  ========  ========  ========

----------

     The Group's share of joint ventures' and associated undertakings' results of operations in 2001 was a profit of $246 million (2000 $293 million and 1999 $204 million) after deducting a tax charge of $138 million (2000 $97 million tax charge and 1999 $6 million tax credit).

     The Group's share of joint ventures' and associated undertakings' net capitalized costs at December 31, 2001 was $3,078 million (December 31, 2000 $3,354 million and December 31, 1999 $1,442 million).

     The Group's share of joint ventures' and associated undertakings' costs incurred in 2001 was $419 million (2000 $1,490 million and 1999 $49 million).

(a) This note relates to the requirements contained within the UK Statement of Recommended Practice 'Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities'. Midstream activities of natural gas gathering and distribution and the operation of the main pipelines and tankers are excluded. The main midstream activities are the Alaskan transportation facilities, the Forties Pipeline system and the Central Area Transmission System. The Group's share of joint ventures' and associated undertakings' activities is excluded from the tables and included in the footnotes with the exception of the Abu Dhabi operations which are included in the income and expenditure items above. Profits (losses) on sale of businesses and fixed assets relating to the oil and natural gas exploration and production activities, which have been accounted as exceptional items, are also excluded.

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

Note 42 -- Oil and gas exploration and production activities (a) (concluded)

(e) Includes cost of royalty oil not taken in kind, property taxes and other government take.

(f) The exploration and production total replacement cost operating profit comprises:

                                                           Rest of             Rest of
                                                      UK    Europe       USA     World     Total
                                                --------  --------  --------  --------  --------
                                                                  ($ million)

      Year ended  December 31, 2001
      Exploration and production activities......
      -- Group (as above)........................  3,153       748      4,491    3,033    11,425
      -- Equity-accounted entities...............     --        --         --      384       384
      Midstream activities.......................    271        --        138      199       608
                                                --------  --------   -------- --------  --------
     Total replacement cost operating profit       3,424       748      4,629    3,616    12,417
                                                ========  ========   ======== ========  ========

      Year ended December 31, 2000
      Exploration and production activities
      -- Group (as above)........................  3,753       826      4,962    3,441   12,982
      -- Equity-accounted entities...............     --        --         --      390      390
      Midstream activities.......................    290        --        152      198      640
                                                --------  --------   -------- -------- --------
      Total replacement cost operating profit      4,043       826      5,114    4,029   14,012
                                                ========  ========   ======== ======== ========

      Year ended December 31, 1999
      Exploration and production activities
      -- Group (as above).......................   2,094       478      1,835    1,804    6,211
      -- Equity-accounted entities..............      --        --         45      153      198
      Midstream activities......................     216         9        256       93      574
                                                --------  --------   -------- -------- --------
      Total replacement cost operating profit      2,310       487      2,136    2,050    6,983
                                                ========  ========   ======== ======== ========

Note 43 -- US generally accepted accounting principles

     The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

(a)  Group consolidation

     Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to certain oil and natural gas activities and undivided interests in pipelines. US GAAP permits these activities to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

     Joint ventures and associated undertakings are accounted for by the equity method. UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, inventory holding gains or losses, interest expense and taxation of joint ventures and associated undertakings. In addition the Group's share of turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (for example operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) are included in the income statement as a single line item.

     UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

     The following summarizes the reclassifications for joint ventures and associated undertakings necessary to accord with US GAAP.

                                                                   Year ended December 31, 2001
                                                              ---------------------------------------
                                                                    As                        US GAAP
                                                              reported  Reclassification presentation
                                                              --------  ---------------- ------------
                                                                           ($ million)
      Consolidated statement of income
      Other income.........................................        694               692        1,386
      Share of profits of JVs and associated undertakings..      1,203            (1,203)          --
      Exceptional items before taxation....................        535                 2          537
      Inventory holding gains (losses).....................     (1,900)                7       (1,893)
      Interest expense.....................................      1,670              (205)       1,465
      Taxation.............................................      5,017              (297)       4,720
      Profit for the year..................................      8,010                --        8,010

                                                                   Year ended December 31, 2000
                                                              ---------------------------------------
                                                                    As                        US GAAP
                                                              reported  Reclassification presentation
                                                              --------  ---------------- ------------
                                                                           ($ million)
      Consolidated statement of income
      Other income.........................................        805             1,416        2,221
      Share of profits of JVs and associated undertakings..      1,600            (1,600)          --
      Exceptional items before taxation....................        220               (24)         196
      Inventory holding gains (losses).....................        728              (229)         499
      Interest expense.....................................      1,770              (218)       1,552
      Taxation.............................................      4,972              (219)       4,753
      Profit for the year..................................     11,870                --       11,870

                                                                   Year ended December 31, 1999
                                                              ---------------------------------------
                                                                    As                        US GAAP
                                                              reported  Reclassification presentation
                                                              --------  ---------------- ------------
                                                                           ($ million)
      Consolidated statement of income
      Other income.........................................        414             1,399       1,813
      Share of profits of JVs and associated undertakings..      1,158            (1,158)         --
      Exceptional items before taxation....................     (2,280)                1      (2,279)
      Inventory holding gains (losses).....................      1,728              (547)      1,181
      Interest expense.....................................      1,316              (201)      1,115
      Taxation.............................................      1,880              (104)      1,776
      Profit for the year..................................      5,008                --       5,008

(b)  Income statement

     The income statement prepared under UK GAAP shows sub-totals for replacement cost profit before interest and tax, historical cost profit before interest and tax and profit after taxation. These line items are not recognized under US GAAP.

(c)  Exceptional items

     Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of fixed assets and businesses or sale or termination of operations and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

(d)  Deferred taxation/Business combinations

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

     The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

     Increase (decrease) in caption heading                      Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
      Replacement cost of sales...........................        1,091      706      115
      Increase in tax charge from restricted liability
        to gross potential ...............................        2,124    1,554      442
      Taxation resulting from business combinations.......       (1,074)    (672)     (91)
      Profit for the year.................................       (2,141)  (1,588)    (466)
                                                                 ======   ======  =======

                                                                           At December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
      Tangible assets...................................................   7,032   8,367
      Increase in provision from restricted liability
        to gross potential liability....................................  10,047   8,014
      Tax liability resulting from business combinations................   7,014   8,336
      BP shareholders' interest......................................... (10,029) (7,983)
                                                                          ======   ======

     The major components of deferred tax liabilities and assets on a US GAAP basis were as follows:

                                                                           At December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
      Depreciation..........................................             (19,709) (20,399)
      Other taxable temporary differences...................              (1,110)  (1,328)
                                                                          ------   ------
      Total deferred tax liabilities........................             (20,819) (21,727)
                                                                          ------   ------
      Petroleum revenue tax.................................                 383      337
      Decommissioning and other provisions..................               2,446    2,610
      Tax credit and loss carry forward.....................               1,487    1,113
      Other deductible temporary differences................                 668      357
                                                                          ------   ------
      Gross deferred tax assets.............................               4,984    4,417
      Valuation allowance...................................              (1,474)    (219)
                                                                          ------   ------
      Net deferred tax assets...............................               3,510    4,198
                                                                          ------   ------
      Net deferred tax liability*...........................             (17,309) (17,529)
                                                                          ======   ======

----------
*     Primarily noncurrent.

(e)  Provisions

     UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. Unwinding of discount and the effect of a change in the discount rate is included in interest expense in the period. When a decommissioning provision is set up, a tangible fixed asset of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities. Under US GAAP (i) environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable and (ii) provisions for decommissioning are provided on a unit-of-production basis over field lives, there is no corresponding tangible fixed asset.

     The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

     Increase (decrease) in caption heading                      Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
      Replacement cost of sales.............................        523      340      121
      Interest expense......................................       (238)    (189)    (110)
      Taxation..............................................       (103)     (83)     (20)
      Profit for the year...................................       (182)     (68)       9
                                                                 ======   ======  =======

                                                                           At December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
      Tangible assets.......................................                (785)    (402)
      Provisions............................................                 780      921
      Deferred taxation.....................................                (511)    (410)
      BP shareholders' interest.............................              (1,054)    (913)
                                                                          ======   =======

(f)  Impairment

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

     UK GAAP permits assets and liabilities acquired on a business combination to be revised in the year following that in which the acquisition was made. US GAAP does not permit such adjustments.

     In 2001 a revision of $911 million to the previously reported fair values for tangible fixed assets relating to the 2000 acquisition of ARCO under UK GAAP has been reflected as a charge for impairment under US GAAP.

(f)  Impairment (concluded)

     The adjustments to profit for the year to accord with US GAAP are shown below. There is no impact on BP shareholders' interest. The consequential balance sheet adjustments are reflected in (d) Deferred taxation/Business combinations and (h) Goodwill.

     Increase (decrease) in caption heading                      Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
      Replacement cost of sales.............................      1,150       --       --
      Taxation..............................................       (239)      --       --
      Profit for the year...................................       (911)      --       --
                                                                 ======   ======  =======

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

     The adjustments to profit for the year and BP shareholders' interest to accord with US GAAP are summarized below.

     Increase (decrease) in caption heading                      Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
      Replacement cost of sales.............................         51       49     (123)
      Exceptional items.....................................         --       --      (37)
      Taxation..............................................        (15)     (15)      24
      Profit for the year...................................        (36)     (34)      62
                                                                 ======   ======  =======

                                                                           At December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
      Tangible assets.......................................               171        181
      Other accounts payable and accrued liabilities........                30         34
      Provisions............................................               (65)      (105)
      Finance debt..........................................               413        413
      Deferred taxation.....................................               (73)       (57)
      BP shareholders' interest.............................              (134)      (104)
                                                                        ======    =======

(h)  Goodwill

     In 2001, under UK GAAP, revisions to the previously reported fair values of tangible fixed assets and the liability for taxation relating to the ARCO acquisition have resulted in a net increase of goodwill of $97 million. Under US GAAP, the revision to tangible fixed assets of $911 million is accounted as a charge for impairment. This results in a GAAP difference of $911 million in goodwill.

     This adjustment plus other differences in the basis for determining goodwill between UK and US GAAP, result in goodwill for US GAAP being lower than for UK GAAP at the year end. The amortization of the difference is included within replacement cost of sales.

     The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

     Increase (decrease) in caption heading                      Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
      Replacement cost of sales.............................         68       48       --
      Taxation..............................................         --       --       --
      Profit for the year...................................        (68)     (48)      --
                                                                 ======   ======  =======

                                                                           At December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
      Intangible assets.....................................              (348)       631
      Deferred taxation.....................................                --         --
      BP shareholders' interest.............................              (348)       631
                                                                        ======    =======

(i)  Derivative financial instruments and hedging activities

     On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133 'Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) as amended by Statement Nos. 137 and 138, for US GAAP reporting.

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

     In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

(i)  Derivative financial instruments and hedging activities (concluded)

     All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period. For those derivative instruments, there was no impact of adopting SFAS 133 on the Group's results of operations and financial position, as adjusted to accord with US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. For these derivatives, the cumulative effect of adopting SFAS 133 resulted in a pre-tax charge to income, as adjusted to accord with US GAAP, of $27 million ($18 million after tax) and a pre-tax credit to other comprehensive income of $57 million ($37 million after tax). The net gain included in other comprehensive income as of January 1, 2001 has been reclassified into earnings during 2001. Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

     The Group has a number of long-term natural gas contracts which have been in place for many years. The pricing structure for those contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. SFAS 133 requires these contracts to be marked to market. On the basis of SFAS 133 Implementation Issue C11, the cumulative effect of adopting SFAS 133 for these derivatives resulted in a pre-tax charge to income, as adjusted to accord with US GAAP, at July 1, 2001 of $530 million ($344 million after tax).

     Because the Company does not intend to modify its accounting practice to satisfy the criteria for hedge accounting under SFAS 133, the Group's results of operations, as adjusted to accord with US GAAP, will not necessarily be representative of the results it would report if US GAAP were used to prepare the consolidated financial statements of the Group and the Group sought to meet the hedge criteria of SFAS 133.

     The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

     Increase (decrease) in caption heading                      Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
      Replacement cost of sales.............................        481       --       --
      Taxation..............................................       (168)      --       --
      Profit for the year before cumulative
        effect of accounting change.........................       (313)      --       --
      Cumulative effect of accounting change,
        net of taxation.....................................       (362)      --       --
      Profit for the year...................................       (675)      --       --
                                                                 ======   ======  =======

                                                                           At December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
      Accounts payable and accrued liabilities.....................        1,038       --
      Deferred taxation............................................         (363)      --
      BP shareholders' interest....................................         (675)      --
                                                                          ======   ======

(j)   Gain arising on asset exchange

      For UK GAAP the transaction with Solvay, which led to the exchange of businesses for an interest in a joint venture and an associated undertaking, has been treated as an asset swap which does not give rise to a gain or loss. Under US GAAP the transaction has been treated as a disposal and acquisition at fair value which gives rise to a pre-tax gain on disposal of $242 million ($157 million after tax).

      The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

     Increase (decrease) in caption heading                      Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
      Profit (loss) on sale of fixed assets
        and businesses or termination of operations............     242       --       --
      Taxation.................................................      85       --       --
      Profit for the year......................................     157       --       --
                                                                 ======   ======  =======

                                                                           At December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
      Intangible assets...........................................           188       --
      Accounts payable and accrued liabilities....................           (54)      --
      Deferred taxation...........................................            85       --
      BP shareholders' interest...................................           157       --
                                                                          ======  =======

(k)  Ordinary shares held for future awards to employees

     Under UK GAAP, Company shares held by an Employee Share Ownership Plan to meet future requirements of employee share schemes are recorded in the balance sheet as Fixed assets -- Investments. Under US GAAP, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

     The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                           At December 31,
                                                                          ---------------
      Increase (decrease) in caption heading                                2001     2000
                                                                          ------   ------
                                                                             ($ million)
      Fixed assets -- Investments.................................        (266)      (360)
      BP shareholders' interest...................................        (266)      (360)
                                                                        ======    =======

(l)  Dividends

     Under UK GAAP, dividends are recorded in the year in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

     The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                           At December 31,
                                                                          ---------------
      Increase (decrease) in caption heading                                2001     2000
                                                                          ------   ------
                                                                             ($ million)
      Other accounts payable and accrued liabilities...............       (1,288)  (1,178)
      BP shareholders' interest....................................        1,288    1,178
                                                                         =======  =======

(m)  Debt retirement charges

     Under US GAAP charges arising on the early retirement of debt would be shown as an extraordinary item. Under UK GAAP they are included within interest expense.

(n)  Investments

     Under UK GAAP the Group's equity investments in Lukoil, Sinopec and PetroChina are held for the long term and reported as fixed asset investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

     The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                           At December 31,
                                                                          ---------------
      Increase (decrease) in caption heading                                2001     2000
                                                                          ------   ------
                                                                             ($ million)
      Fixed assets -- Investments..................................           (3)    (172)
      Deferred taxation............................................           (1)     (60)
      BP shareholders' interest....................................           (2)    (112)
                                                                          ======  =======

(o)  Additional minimum pension liability

     Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

     The adjustments to accumulated other comprehensive income (BP shareholders' interest) to accord with US GAAP are summarized below.

                                                                           At December 31,
                                                                          ---------------
      Increase (decrease) in caption heading                                2001     2000
                                                                          ------   ------
                                                                             ($ million)
      Intangible assets.............................................         112       53
      Other receivables falling due after
        more than one year..........................................      (1,015)      --
      Noncurrent liabilities -- accounts payable and
        accrued liabilities.........................................         548      274
      Deferred taxation.............................................        (509)     (76)
      BP shareholders' interest.....................................        (942)    (145)
                                                                          ======  =======

(p)  Balance sheet

     Under US GAAP  Trade  and  Other  receivables  due after one year of $4,681 million at December 31, 2001 ($4,610 million at December 31, 2000), included within current assets, would have been classified as noncurrent assets. Borrowing under US Industrial Revenue/Municipal Bonds of $1,768 million (December 31, 2000 $1,671 million) included within Current liabilities - falling due within one year would, under US GAAP, have been classified as noncurrent liabilities. The provision for deferred taxation is primarily in respect of noncurrent items.

     The following is a summary of the adjustments to profit for the year and to BP shareholders' interest which would be required if generally accepted accounting principles in the USA (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP).

     These results are stated using the first-in first-out method of stock valuation.

Profit for the year                                              Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                     ($ million except
                                                                     per share amounts)
Profit as reported in the consolidated statement of income.....   8,010   11,870    5,008
Adjustments:
  Deferred taxation/business combinations (d)..................  (2,141)  (1,588)    (466)
  Provisions (e)...............................................    (182)     (68)       9
  Impairment (f)...............................................    (911)      --       --
  Sale and leaseback (g).......................................     (36)     (34)      62
  Goodwill (h).................................................     (68)     (48)      --
  Derivative financial instruments (i).........................    (313)      --       --
  Gain arising on asset exchange (j)...........................     157       --       --
  Other........................................................      10       51      (17)
                                                                 ------   ------   ------
Profit for the year before cumulative effect of accounting
 change as adjusted to accord with US GAAP.....................   4,526   10,183    4,596
Cumulative effect of accounting change:
 Derivative financial instruments (i)..........................    (362)      --       --
                                                                 ------   ------   ------
Profit for the year as adjusted to accord with US GAAP.           4,164   10,183    4,596
Dividend requirements on preference shares.....................       2        2        2
                                                                 ------   ------   ------
Profit for the year applicable to ordinary shares as
 adjusted to accord with US GAAP...............................   4,162   10,181    4,594
                                                                 ======   ======   ======
Profit for the year as adjusted:
Per ordinary share -- cents
 Basic -- before cumulative effect of accounting change........   20.16    47.05    23.70
 Cumulative effect of accounting change........................   (1.61)      --       --
                                                                 ------   ------   ------
                                                                  18.55    47.05    23.70
                                                                 ------   ------   ------
 Diluted -- before cumulative effect of accounting change......   20.04    46.74    23.56
 Cumulative effect of accounting change........................   (1.60)      --       --
                                                                 ------   ------   ------
                                                                  18.44    46.74    23.56
                                                                 ------   ------   ------
Per American Depositary Share -- cents
 Basic -- before cumulative effect of accounting change........  120.96   282.30   142.20
 Cumulative effect of accounting change........................   (9.66)      --       --
                                                                 ------   ------   ------
                                                                 111.30   282.30   142.20
                                                                 ------   ------   ------
 Diluted -- before cumulative effect of accounting change......  120.24   280.44   141.36
 Cumulative effect of accounting change........................   (9.60)      --       --
                                                                 ------   ------   ------
                                                                 110.64   280.44   141.36
                                                                 ------   ------   ------

BP shareholders' interest

                                                                           At December 31,
                                                                          ---------------
                                                                            2001     2000
                                                                          ------   ------
                                                                             ($ million)
BP shareholders' interest as reported in the
  consolidated balance sheet......................................        74,367   73,416
Adjustments:
  Deferred taxation/business combinations (d).....................       (10,029)  (7,983)
  Provisions (e)..................................................        (1,054)    (913)
  Sale and leaseback (g)..........................................          (134)    (104)
  Goodwill (h)....................................................          (348)     631
  Derivative financial instruments (i)............................          (675)      --
  Gain arising on asset exchange (j)..............................           157       --
  Ordinary shares held for future awards to employees (k).........          (266)    (360)
  Dividends (l)...................................................         1,288    1,178
  Investments (n).................................................            (2)    (112)
  Additional minimum pension liability (o)........................          (942)    (145)
  Other...........................................................           (40)     (54)
                                                                          ------   ------
BP shareholders' interest as adjusted to accord with US GAAP......        62,322   65,554
                                                                          ======   ======

Comprehensive income

The components of comprehensive income, net of related tax are as follows:

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
Profit for the period as adjusted to
  accord with US GAAP..........................................   4,164   10,183    4,596
Currency translation differences...............................    (908)  (2,508)    (921)
Net unrealized gain (loss) on investments......................     110     (112)      --
Additional minimum pension liability...........................    (797)      (1)      (1)
                                                                 ------   ------   ------
Comprehensive income...........................................   2,569    7,562    3,674
                                                                 ======   ======   ======

     Accumulated other comprehensive income at December 31, 2001 comprised currency translation losses of $4,790 million ($3,882 million at December 31, 2000), pension liability adjustments of $942 million ($145 million at December 31, 2000) and net unrealized losses on investments of $2 million ($112 million at December 31, 2000).

Consolidated statement of cash flows

     The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS
1). The statement prepared under FRS 1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

     Under FRS 1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings;
(iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

     Cash flows under FRS 1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS 1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS 95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS 1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in operating activities.

     The statement of consolidated cash flows presented in accordance with SFAS 95 is as follows:

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                         ($ million)
Operating activities
Profit after taxation.........................................    8,083   11,962    5,146
Adjustments to reconcile profit after tax to
  net cash provided by operating activities:
  Depreciation and amounts provided...........................    8,750    7,449    4,965
  Exploration expenditure written off.........................      238      264      304
  Share of profits of joint ventures and associated
    undertakings less dividends received......................      (60)    (377)    (232)
  (Profit) loss on sale of businesses and fixed assets             (537)    (196)     379
  Working capital movement (a)................................    1,319   (2,848)  (1,877)
  Other.......................................................     (225)  (1,650)     215
                                                                 ------   ------   ------
Net cash provided by operating activities.....................   17,568   14,604    8,900
                                                                 ------   ------   ------
Investing activities
Capital expenditures..........................................  (12,295) (10,220)  (6,314)
Acquisitions net of cash acquired.............................   (1,210)  (6,265)    (102)
Investment in associated undertakings.........................     (586)    (985)    (197)
Net investment in joint ventures..............................     (497)    (218)    (750)
Proceeds from disposal of assets..............................    2,903   11,362    2,441
                                                                 ------   ------   ------
Net cash used in investing activities.........................  (11,685)  (6,326)  (4,922)
                                                                 ------   ------   ------
Financing activities
Proceeds from shares (repurchased) issued.....................   (1,100)  (2,039)     245
Proceeds from long-term financing.............................    1,296    1,680    2,140
Repayments of long-term financing.............................   (2,602)  (2,353)  (2,268)
Net increase (decrease) in short-term debt....................    1,434     (701)     837
Dividends paid -- Shareholders................................   (4,827)  (4,415)  (4,135)
               -- Minority shareholders.......................      (54)     (24)    (151)
                                                                 ------   ------   ------
Net cash used in financing activities.........................   (5,853)  (7,852)  (3,332)
                                                                 ------   ------   ------
Currency translation differences relating to cash
  and cash equivalents........................................      (53)     (50)      15
                                                                 ------   ------   ------
Increase (decrease) in cash and cash equivalents..............      (23)     376      661
Cash and cash equivalents at beginning of year................    1,831    1,455      794
                                                                 ------   ------   ------
Cash and cash equivalents at end of year......................    1,808    1,831    1,455
                                                                 ======   ======   ======

----------

(a) Working capital:
    Inventories decrease (increase)....................           1,490   (1,449)  (1,562)
    Receivables decrease (increase)....................           1,905   (5,501)  (3,854)
    Current liabilities -- excluding
      finance debt (decrease) increase.................          (2,076)   4,102    3,539
                                                                 ------   ------   ------
                                                                  1,319   (2,848)  (1,877)
                                                                 ======   ======   ======

Impact of new US accounting standards

     Business combinations, goodwill and other intangible assets: In June 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.141 'Business Combinations' (SFAS 141) and No. 142 'Goodwill and Other Intangible Assets' (SFAS 142). Under SFAS 141, the pooling of interest method of accounting is no longer permitted; the purchase method must be used for all business combinations initiated after June 30, 2001. SFAS 142, which is effective for accounting periods beginning after December 15, 2001, eliminates the requirement to amortize goodwill and indefinite lived intangible assets. Rather, such assets are subject to periodic impairment testing. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives.

     It is estimated that elimination of the requirement to amortize goodwill would increase the Group's results of operations, as adjusted to accord with US GAAP, by approximately $1,200 million for the year ended December 31, 2002, assuming no impairment of goodwill.

     Asset retirement obligations: Also in June 2001 the FASB issued Statement of Financial Accounting Standards No. 143 'Accounting for Asset Retirement Obligations' (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002.

     The provisions of SFAS 143 are similar to the accounting policy used by the Group in preparing its financial statements under UK GAAP. The Company has not yet determined the effect of adopting SFAS 143 on its results of operations or shareholders' interest as adjusted to accord with US GAAP.

     Impairment or disposal of long-lived assets: In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, 'Accounting for the Impairment or Disposal of Long-Lived Assets' (SFAS 144). SFAS 144 retains the requirement to recognize an impairment loss only where the carrying value of a long-lived asset is not recoverable from its undiscounted cash flows and to measure such loss as the difference between the carrying amount and fair value of the asset. SFAS 144, among other things, changes the criteria that have to be met in order to classify an asset as held-for-sale and requires that operating losses from discontinued operations be recognized in the period that the losses are incurred rather than as of the measurement date. SFAS 144 is effective for accounting periods beginning after December 15, 2001.

     The Company has not yet determined the effect of adopting SFAS 144 on its results of operations and shareholders' interest as adjusted to accord with US GAAP.

Impact of new UK accounting standards

     Retirement benefits: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No.17 'Retirement Benefits' (FRS 17). This standard is fully effective for accounting periods ending on or after June 22, 2003. Certain of the disclosure requirements are effective for periods prior to 2003. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities. The Company has not yet completed its evaluation of the impact of adopting FRS 17 on the Group's results of operations, and there will be no significant effect on the Group's financial position.

Note 43 -- US generally accepted accounting principles (concluded)

Impact of new UK accounting standards (concluded)

     Deferred taxation: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No.19 'Deferred Tax' (FRS 19). The standard requires that deferred tax should be provided in full on most timing differences. FRS 19 permits, but does not require, discounting of deferred tax assets and liabilities. The Group has adopted FRS 19 with effect from January 1, 2002. If this new standard had been applied to the reported results for 2001, the tax charge for the year under UK GAAP would have increased by $1,358 million to $6,375 million. In addition, at December 31, 2001 there would have been a reduction of $9,050 million in shareholders' funds and capital employed.

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

By business

                                                                                           Other
                                     Exploration      Gas     Refining                businesses
                                             and      and          and                       and
                                      Production    Power    Marketing    Chemicals    corporate(a)    Eliminations    Total
                                     -----------    -----    ---------    ---------    ---------       ------------    -----
                                                                      ($ million)
2001
Group turnover -- third parties........    8,569   36,254      117,330       11,282          783                --   174,218
               -- sales between
                  businesses (b).......   19,660    2,954        2,903          233           --           (25,750)       --
                                          ------   ------      -------       ------      -------            -------   ------
                                          28,229   39,208      120,233       11,515          783           (25,750)  174,218
                                          ------   ------      -------       ------      -------            -------
Share of sales by joint ventures                                                                                       1,171
                                                                                                                     -------
                                                                                                                     175,389
                                                                                                                     -------
Equity accounted income (c)............      559     184           278          107           75                       1,203
                                          ------   ------      -------       ------      -------                      ------
Total replacement cost operating
  profit (loss) (d)....................   12,417     521         3,625          128         (556)                     16,135
Exceptional items (e)..................      195      (1)          471         (297)         167                         535
Inventory holding gains (losses)              (6)    (81)       (1,583)        (230)          --                      (1,900)
                                          ------   ------      -------       ------      -------                      ------
Historical cost profit (loss) before
  interest and tax.....................   12,606     439         2,513         (399)        (389)                     14,770
                                          ------   ------      -------       ------      -------                      ------

Total assets (f).......................   69,572   5,313        43,102       15,098        8,073                     141,158
Operating capital employed (g).........   59,701   2,764        24,868       11,996        1,850                     101,179
Depreciation and amounts provided (h)..    5,987      54         2,250          588          109                       8,988
Capital expenditure and acquisitions (i)   8,861     359         2,415        1,926          563                      14,124



2000
Group turnover -- third parties........  14,155   20,667       101,960       11,031          249                --   148,062
               -- sales between
                  businesses (b).......  16,787      346         5,923          216           --           (23,272)       --
                                         ------   ------       -------       ------      -------            -------  -------
                                         30,942   21,013       107,883       11,247          249           (23,272)  148,062
                                         ------   ------       -------       ------      -------            -------
Share of sales by joint ventures.......                                                                               13,764
                                                                                                                     -------
                                                                                                                     161,826
                                                                                                                     -------

Equity accounted income (c)............     613     162            599          184           42                       1,600
                                         ------   ------       -------       ------      -------                     -------
Total replacement cost operating
  profit (loss) (d)....................  14,012     571          3,523          760       (1,110)                     17,756
Exceptional items (e)..................     119       1             98         (212)         214                         220
Inventory holding gains (losses).......       4      11            620           93           --                         728
                                         ------   ------       -------       ------      -------                     -------
Historical cost profit (loss) before
  interest and tax.....................  14,135     583          4,241          641         (896)                     18,704
                                         ------   ------       -------       ------      -------                     -------

Total assets (f).......................  65,904   6,605         45,785       13,674       11,970                     143,938
Operating capital employed (g).........  56,500   2,997         27,804       11,008        2,385                     100,694
Depreciation and amounts provided (h)..   5,156      47          1,715          704           91                       7,713
Capital expenditure and acquisitions (i)  6,383     336          8,693        1,585       30,616                      47,613

By business

                                                                                           Other
                                     Exploration      Gas     Refining                businesses
                                             and      and          and                       and
                                      Production    Power    Marketing    Chemicals    corporate(a)    Eliminations    Total
                                     -----------    -----    ---------    ---------    ---------       ------------    -----
                                                                      ($ million)
1999
Group turnover -- third parties.........   9,070    7,629       57,619        9,050          198                --    83,566
               -- sales between
                  businesses (b)........  10,063      444        2,524          342           --           (13,373)       --
                                          ------   ------      -------       ------      -------            -------  -------
                                          19,133    8,073       60,143        9,392          198           (13,373)   83,566
                                          ------   ------      -------       ------      -------            -------
Share of sales by joint ventures........                                                                              17,614
                                                                                                                   ---------
                                                                                                                     101,180
                                                                                                                   ---------

Equity accounted income (c).............    297       179          503          125           54                       1,158
                                         ------    ------      -------       ------      -------                     -------
Total replacement cost operating
  profit (loss) (d).....................  6,983       211        1,840          686         (826)                      8,894
Exceptional items (e)................... (1,111)       14         (334)        (257)        (592)                     (2,280)
Inventory holding gains (losses)........     (1)       --        1,613          116           --                       1,728
                                         ------    ------      -------       ------      -------                     -------
Historical cost profit (loss) before
  interest and tax......................  5,871       225        3,119          545       (1,418)                      8,342
                                         ------    ------      -------       ------      -------                     -------

Total assets (f)........................ 44,967     2,831       26,099       13,021        2,643                      89,561
Operating capital employed (g).......... 36,229     2,242       13,209       10,048        1,192                      62,920
Depreciation and amounts provided (h)...  3,704        46          765          632          206                       5,353
Capital expenditure and acquisitions (i)  4,194        81        1,571        1,215          284                       7,345

By geographical area

                                                        Rest of              Rest of
                                               UK(j)     Europe       USA      World   Eliminations     Total
                                       ----------     --------- --------- ----------   ------------     -----
                                                                       ($ million)
2001
Group turnover -- third parties (k).....   34,151        29,098    83,757     27,212             --    174,218
               -- sales between areas...   13,467         7,603       939      6,699        (28,708)        --
                                          -------       -------   -------    -------        -------    -------
                                           47,618        36,701    84,696     33,911        (28,708)   174,218
                                          -------       -------   -------    -------        -------
Share of sales by joint ventures........       13            30       318        810             --      1,171
                                                                                                       -------
                                                                                                       175,389
                                                                                                       -------
Equity accounted income (c).............       11           235       309        648                     1,203
                                          -------       -------   -------    -------                   -------
Total replacement cost operating
  profit (d) ...........................    2,668         1,814     7,049      4,604                    16,135
Exceptional items (e)...................     (319)           33       289        532                       535
Inventory holding gains (losses)........     (225)         (444)   (1,014)      (217)                   (1,900)
                                          -------       -------   -------    -------                   -------
Historical cost profit before
  interest and tax......................    2,124         1,403     6,324      4,919                    14,770
                                          -------       -------   -------    -------                   -------
Total assets (f)........................   29,951        15,287    62,254     33,666                   141,158
Operating capital employed (g)..........   19,477         7,346    44,292     30,064                   101,179
Depreciation and amounts provided (h)...    2,159           513     4,829      1,487                     8,988
Capital expenditure and acquisitions (i)    2,128         1,787     6,160      4,049                    14,124

                                                        Rest of              Rest of
                                               UK(j)     Europe       USA      World   Eliminations     Total
                                       ----------     --------- --------- ----------   ------------     -----
                                                                       ($ million)
2000
Group turnover -- third parties (k)....    34,430        18,642     70,255    24,735                  148,062
               -- sales between areas      10,970         1,911        829     6,279        (19,989)       --
                                          -------       -------    -------   -------        -------   -------
                                           45,400        20,553     71,084    31,014        (19,989)  148,062
                                          -------       -------    -------   -------        -------
Share of sales by joint ventures.......     3,314        12,316        270       686         (2,822)   13,764
                                                                                                      -------
                                                                                                      161,826
                                                                                                      -------
Equity accounted income (c)............       144           525        290       641                    1,600
                                          -------       -------    -------   -------                  -------
Total replacement cost operating
  profit (d) ..........................     3,773         2,013      7,296     4,674                   17,756
Exceptional items (e)..................        12           (19)       459      (232)                     220
Inventory holding gains (losses).......       103           107        387       131                      728
                                          -------       -------    -------   -------                  -------
Historical cost profit before
  interest and tax.....................     3,888         2,101      8,142     4,573                   18,704
                                          -------       -------    -------   -------                  -------
Total assets (f).......................    35,713        14,584     62,141    31,500                  143,938
Operating capital employed (g).........    20,093         7,087     44,657    28,857                  100,694
Depreciation and amounts provided (h)..     1,945           373      4,088     1,307                    7,713
Capital expenditure and acquisitions (i)    7,438         2,041     34,037     4,097                   47,613

1999
Group turnover -- third parties (k).....   25,817         5,332     37,405    15,012                   83,566
               -- sales between areas       4,406           641      1,381     4,453        (10,881)       --
                                          -------       -------    -------   -------        -------   -------
                                           30,223         5,973     38,786    19,465        (10,881)   83,566
                                          -------       -------    -------   -------        -------
Share of sales by joint ventures            3,988        16,114        155       342         (2,985)   17,614
                                                                                                      -------
                                                                                                      101,180
                                                                                                      -------
Equity accounted income (c).............       48           619        198       293                    1,158
                                          -------       -------    -------   -------                  -------
Total replacement cost operating
  profit (d) ...........................    2,111         1,167      3,001     2,615                    8,894
Exceptional items (e)...................     (237)         (258)      (983)     (802)                  (2,280)
Inventory holding gains (losses)........      151           494        839       244                    1,728
                                          -------       -------    -------   -------                  -------
Historical cost profit before
  interest and tax......................    2,025         1,403      2,857     2,057                    8,342
                                          -------       -------    -------   -------                  -------
Total assets (f)........................   22,867         8,865     38,223    19,606                   89,561
Operating capital employed (g)..........   14,298         4,884     27,426    16,312                   62,920
Depreciation and amounts provided (h)...    1,582           261      2,358     1,152                    5,353
Capital expenditure and acquisitions (i)    1,518           831      2,963     2,033                    7,345

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

Note 44 -- Business and geographical analysis (concluded)

(e) Exceptional items comprise profit on sale of fixed assets and sale of businesses or termination of operations of $535 million in 2001 (2000 $220 million profit and 1999 $337 million loss) and restructuring costs in 1999 of $1,943 million.

(f) Total assets comprise fixed and current assets and include investments in joint ventures and associated undertakings analyzed between activities as follows:

                                                                                Other
                              Exploration     Gas    Refining              businesses
                                      and     and         and                     and
                               Production   Power   Marketing   Chemicals   corporate(a)    Total
                               ----------   -----   ---------   ---------  ----------       -----
                                                          ($ million)

2001..........................      5,326     857       1,675       1,416         154       9,428
                                    -----   -----       -----       -----       -----       -----
2000..........................      5,093     744       1,220       1,155         127       8,339
                                    -----   -----       -----       -----       -----       -----
1999..........................      2,550     762       4,771       1,350         105       9,538
                                    -----   -----       -----       -----       -----       -----

(g) Operating capital employed comprises net assets before deducting finance debt and liabilities for current and deferred taxation.

(h)  Depreciation   consists  of  charges  for   depreciation,   depletion   and
     amortization of property, plant and equipment, exploration expense and amounts provided against fixed asset investments.

(i) Capital expenditure and acquisitions includes $170 million in 2000 and $624 million in 1999 for the BP/Mobil joint venture.

(j) United Kingdom area includes the UK-based international activities of Refining and Marketing.

(k) Turnover to third parties is stated by origin which is not materially different from turnover by destination.

Note 45 -- Summarized financial information on joint ventures and associated undertakings

     A summarized statement of income and assets and liabilities based on latest information available, with respect to the Group's equity accounted joint ventures and associated undertakings, is set out below:

                                                                 Years ended December 31,
                                                                 ------------------------
                                                                   2001     2000     1999
                                                                 ------   ------   ------
                                                                      ($ million)
Sales and other operating revenue....................            27,503   45,335   41,180
Gross profit.........................................             5,164    8,968    7,715
Profit for the year..................................             3,105    4,219    2,641
                                                                 ======   ======   ======

                                                                           At December 31,
                                                                          -----------------
                                                                            2001       2000
                                                                          ------     ------
                                                                             ($ million)
Fixed and other assets...............................                     25,175     24,893
Current assets.......................................                     14,402     12,606
                                                                          ------     ------
                                                                          39,577     37,499
Current liabilities..................................                    (10,022)    (9,271)
Noncurrent liabilities...............................                     (9,365)   (10,628)
                                                                          ------     ------
Net assets...........................................                     20,190     17,600
                                                                          ======     ======

Note 45 -- Summarized financial information on joint ventures and associated undertakings (concluded)

     The more important joint ventures and associated undertakings of the Group at December 31, 2001 and the percentage of equity capital owned or joint venture interest are:

                                                        %     Country of operation    Principal activities
                                                        --    --------------------    --------------------
Associated undertakings
Abu Dhabi Marine Areas.............................    37     Abu Dhabi               Crude oil production
Abu Dhabi Petroleum................................    24     Abu Dhabi               Crude oil production
BP Solvay Polyethylene North America...............    49     USA                     Chemicals
China American Petroleum Co........................    50     Taiwan                  Chemicals
Ruhrgas............................................    25     Germany                 Gas distribution
Rusia Petroleum....................................    25     Russia                  Exploration and production
Sidanco (a)........................................    11     Russia                  Integrated oil operations
Joint ventures
BP Solvay Polyethylene Europe......................    50     Europe                  Chemicals
CaTO Finance Partnership...........................    50     UK                      Finance
Lukarco............................................    46     Kazakhstan              Exploration and production, pipelines
Malaysia - Thailand Joint Development Area.........    25     Thailand                Exploration and Production
Pan American Energy................................    60     Argentina               Exploration and Production
Unimar Company Texas (Partnership).................    50     Indonesia               Exploration and Production
Watson Cogeneration................................    51     USA                     Power generation

----------

(a)   25% voting interest.

Note 46 -- Transfer of natural gas liquids business

     With effect from  January 1, 2001,  the NGL  business in North  America was
transferred   from  Refining  and  Marketing  to  Gas  and  Power.   Comparative
information for 2000 and 1999 has been restated to reflect this change.


December 31, 2000                                       As restated             As reported
                                                   ---------------------   ---------------------
                                                   Gas and  Refining and   Gas and  Refining and
                                                     Power     Marketing     Power     Marketing
                                                   -------  ------------   -------  ------------
                                                      ($ million except for number of employees)

Turnover.......................................     21,013       107,883    16,081       112,815
                                                  --------      --------  --------      --------
Group replacement cost operating profit........        409         2,924        24         3,309
Joint ventures.................................         --           433        --           433
Associated undertakings........................        162           166       162           166
                                                  --------      --------  --------      --------
Total replacement cost operating profit........        571         3,523       186         3,908
Exceptional items..............................          1            98        --            99
                                                  --------      --------  --------      --------
Replacement cost profit before interest and tax        572         3,621       186         4,007
                                                  --------      --------  --------      --------
Inventory holding gains (losses)...............         11           620        11           620
                                                  --------      --------  --------      --------
Capital expenditure and acquisitions...........        336         8,693       279         8,750
                                                  --------      --------  --------      --------
Operating capital employed.....................      2,997        27,804     1,735        29,066
                                                  --------      --------  --------      --------
Tangible assets................................      1,322        17,619       472        18,469
                                                  --------      --------  --------      --------
Number of employees -- year end................      1,600        67,100     1,000        67,700
                                                  --------      --------  --------      --------
Number of employees -- average.................      1,500        59,800       900        60,400
                                                  ========      ========  ========      ========

Note 46 -- Transfer of natural gas liquids business (concluded)

December 31, 1999                                        As restated             As reported
                                                   ---------------------   ---------------------
                                                   Gas and  Refining and   Gas and  Refining and
                                                     Power     Marketing     Power     Marketing
                                                   -------  ------------   -------  ------------
                                                     ($ million except for number of employees)

Turnover.......................................      8,074        60,142     5,323       62,893
                                                  --------      --------  --------     --------
Group replacement cost operating profit........        258         1,111        32        1,337
Joint ventures.................................         --           380        --          380
Associated undertakings........................        179           123       179          123
                                                  --------      --------  --------     --------
Total replacement cost operating profit........        437         1,614       211        1,840
Exceptional items..............................         (1)         (319)       14         (334)
                                                  --------      --------  --------     --------
Replacement cost profit before interest and tax        436         1,295       225        1,506
                                                  --------      --------  --------     --------
Inventory holding gains (losses)...............         --         1,613        --        1,613
                                                  --------      --------  --------     --------
Number of employees -- year end................      1,400        44,650       800       45,250
                                                  --------      --------  --------     --------
Number of employees -- average.................      1,400        47,900       800       48,500
                                                  ========      ========  ========     ========

Note 47 -- Condensed consolidating information on certain US subsidiaries

     BP p.l.c. fully and unconditionally guarantees certain publicly issued debt of its 100% owned subsidiary BP America Inc. BP p.l.c. also fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., BP America Inc. and BP
Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of debt securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group's share of replacement cost operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP America Inc., BP Exploration (Alaska) Inc. and other subsidiaries.

Note 47 -- Condensed consolidating information on certain US subsidiaries (continued)

Income statement

                                             Issuer       Issuer      Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 2001

Turnover ..................................    1,243          1,919         --           174,146                (1,919)  175,389
Less: Joint ventures.......................       --             --         --             1,171                    --     1,171
                                             -------        -------    -------           -------               -------   -------
Group turnover.............................    1,243          1,919         --           172,975                (1,919)  174,218
Replacement cost of sales..................    1,351            971         --           146,753                (2,182)  146,893
Production taxes...........................       --            192         --             1,497                    --     1,689
                                             -------        -------    -------           -------               -------   -------
Gross profit...............................     (108)           756         --            24,725                   263    25,636
Distribution and administration expenses...       21              5        846            10,046                    --    10,918
Exploration expense........................       --             55         --               425                    --       480
                                             -------        -------    -------           -------               -------   -------
                                                (129)           696       (846)           14,254                   263    14,238
Other income...............................      317              1      1,365               351                (1,340)      694
                                             -------        -------     -------           -------               -------   -------
Group replacement cost operating profit....      188            697        519            14,605                (1,077)   14,932
Share of profits of joint ventures.........       --             --         --               443                    --       443
Share of profits of associated undertakings       --             --         --               760                    --       760
Equity-accounted income of subsidiaries....   12,460            552     16,761                --               (29,773)       --
                                             -------        -------    -------           -------               -------   -------
Total replacement cost operating profit....   12,648          1,249     17,280            15,808               (30,850)   16,135
Profit (loss) on sale of businesses
 or termination of operations..............       --             --        (68)               --                    --       (68)
Profit (loss) on sale of fixed assets......      517              1        601               760                (1,276)      603
                                             -------        -------    -------           -------               -------   -------
Replacement cost profit
 before interest and tax...................   13,165          1,250     17,813            16,568               (32,126)   16,670
Inventory holding gains (losses)...........   (1,087)           (11)    (1,900)           (1,896)                2,994    (1,900)
                                             -------        -------    -------           -------               -------   -------
Historical cost profit
 before interest and tax...................   12,078          1,239     15,913            14,672               (29,132)   14,770
Interest expense...........................    1,657            101      2,886             2,567                (5,541)    1,670
                                             -------        -------    -------           -------               -------   -------
Profit before taxation.....................   10,421          1,138     13,027            12,105               (23,591)   13,100
Taxation...................................    3,617            272      5,017             4,896                (8,785)    5,017
                                             -------        -------    -------           -------               -------   -------
Profit after taxation......................    6,804            866      8,010             7,209               (14,806)    8,083
Minority shareholders' interest............       --             --         --                73                    --        73
                                             -------        -------    -------           -------               -------   -------
Profit for the year........................    6,804            866      8,010             7,136               (14,806)    8,010
                                             =======        =======    =======           =======               =======   =======

Note 47 -- Condensed consolidating information on certain US subsidiaries (continued)

Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer       Issuer      Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 2001

 Profit as reported..........................  6,804            866     8,010              7,136               (14,806)    8,010
 Adjustments:
   Deferred taxation/business combinations... (1,611)          (265)   (2,141)            (1,642)                3,518    (2,141)
   Provisions................................    (32)            (5)     (182)              (177)                  214      (182)
   Impairment................................   (911)            --      (911)              (911)                1,822      (911)
   Sale and leaseback........................    (36)            --       (36)               (36)                   72       (36)
   Goodwill..................................    (68)            --       (68)               (68)                  136       (68)
   Derivative financial instruments..........    (73)            --      (313)              (313)                  386      (313)
   Gain arising on asset exchange............    123             --       157                157                  (280)      157
   Other.....................................     --             --        10                 10                   (10)       10
                                            --------       --------  --------           --------              --------   -------
Profit for the year before cumulative
 effect of accounting change as adjusted
 to accord with US GAAP...................     4,196            596     4,526              4,156                (8,948)    4,526
Cumulative effect of accounting change:
 Derivative financial instruments.........       (13)            --      (362)              (362)                  375      (362)
                                            --------       --------  --------           --------              --------   -------
Profit for the year as adjusted to
 accord with US GAAP......................     4,183            596     4,164              3,794                (8,573)    4,164
                                            ========       ========  ========           ========              ========   =======

Note 47 -- Condensed consolidating information on certain US subsidiaries (continued)

Income statement (continued)

                                            Issuer       Issuer      Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 2000

Turnover ..................................       --          2,665        --            161,826                (2,665)  161,826
Less: Joint ventures.......................       --             --        --             13,764                    --    13,764
                                            --------       --------  --------           --------              --------   -------
Group turnover.............................       --          2,665        --            148,062                (2,665)  148,062
Replacement cost of sales..................       70          1,126        --            122,366                (2,842)  120,720
Production taxes...........................       --            276        --              1,785                    --     2,061
                                            --------       --------  --------           --------              --------   -------
Gross profit...............................      (70)         1,263        --             23,911                   177    25,281
Distribution and administration expenses...        1             25       603              8,702                    --     9,331
Exploration expense........................       --             26        --                573                    --       599
                                            --------       --------  --------           --------              --------   -------
                                                 (71)         1,212      (603)            14,636                   177    15,351
Other income...............................      249            (12)      545                562                  (539)      805
                                            --------       --------  --------           --------              --------   -------
Group replacement cost
 operating profit..........................      178          1,200       (58)            15,198                  (362)   16,156
Share of profits of joint ventures.........       --             --        --                808                    --       808
Share of profits of associated undertakings       --             --        --                792                    --       792
Equity-accounted income of subsidiaries....   12,519            282    18,155                 --               (30,956)       --
                                            --------       --------  --------           --------              --------   -------
Total replacement cost operating profit....   12,697          1,482    18,097             16,798               (31,318)   17,756
Profit (loss) on sale of businesses
 or termination of operations..............      (11)            --    26,049                (90)              (25,816)      132
Profit (loss) on sale of fixed assets......      452             (1)       88                111                  (562)       88
                                            --------       --------  --------           --------              --------   -------
Replacement cost profit
 before interest and tax...................   13,138          1,481    44,234             16,819               (57,696)   17,976
Inventory holding gains (losses)...........      444             (6)      728                728                (1,166)      728
                                            --------       --------  --------           --------              --------   -------
Historical cost profit
 before interest and tax...................   13,582          1,475    44,962             17,547               (58,862)   18,704
Interest expense...........................    1,347             22     2,203              1,727                (3,529)    1,770
                                            --------       --------  --------           --------              --------   -------
Profit before taxation.....................   12,235          1,453    42,759             15,820               (55,333)   16,934
Taxation...................................    3,503            552     4,972              4,764                (8,819)    4,972
                                            --------       --------  --------           --------              --------   -------
Profit after taxation......................    8,732            901    37,787             11,056               (46,514)   11,962
Minority shareholders' interest............       --             --        --                 92                    --        92
                                            --------       --------  --------           --------              --------   -------
Profit for the year........................    8,732            901    37,787             10,964               (46,514)   11,870
                                            ========       ========  ========           ========              ========   =======

Note 47 -- Condensed consolidating information on certain US subsidiaries (continued)

Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer       Issuer      Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 2000

 Profit as reported..........................  8,732            901     37,787            10,964               (46,514)   11,870
 Adjustments:
   Deferred taxation/business combinations... (1,515)           (47)   (1,588)            (1,426)                2,988    (1,588)
   Provisions................................    (24)           (18)      (68)               (50)                   92       (68)
   Sale and leaseback........................    (34)            --       (34)               (34)                   68       (34)
   Goodwill..................................    (48)            --       (48)               (48)                   96       (48)
   Other.....................................     --             --        51                 51                   (51)       51
                                            --------       --------  --------           --------              --------   -------
Profit for the year as adjusted to
 accord with US GAAP.........................  7,111            836    36,100              9,457               (43,321)   10,183
                                            ========       ========  ========           ========              ========   =======

Note 47 -- Condensed consolidating information on certain US subsidiaries (continued)

Income statement (continued)

                                            Issuer       Issuer      Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
Year ended December 31, 1999

Turnover ..................................       --          2,065        --            101,180                (2,065)  101,180
Less: Joint ventures.......................       --             --        --             17,614                    --    17,614
                                            --------       --------  --------           --------              --------   -------
Group turnover.............................       --          2,065        --             83,566                (2,065)   83,566
Replacement cost of sales..................       --          1,487        --             69,214                (2,086)   68,615
Production taxes...........................       --            272        --                745                    --     1,017
                                            --------       --------  --------           --------              --------   -------
Gross profit...............................       --            306        --             13,607                    21    13,934
Distribution and administration expenses...       67             36       473              5,488                    --     6,064
Exploration expense........................       --             22        --                526                    --       548
                                            --------       --------  --------           --------              --------   -------
                                                 (67)           248      (473)             7,593                    21     7,322
Other income...............................       14             --       465                398                  (463)      414
                                            --------       --------  --------           --------              --------   -------
Group replacement cost operating profit....      (53)           248        (8)             7,991                  (442)    7,736
Share of profits of joint ventures.........       --             --        --                555                    --       555
Share of profits of associated undertakings       --             --        --                603                    --       603
Equity-accounted income of subsidiaries....   5,545            134     9,206                 --               (14,885)       --
                                            --------       --------  --------           --------              --------   -------
Total replacement cost
 operating profit..........................    5,492            382     9,198              9,149               (15,327)    8,894
Profit (loss) on sale of businesses
 or termination of operations..............        2             --       356                339                  (334)      363
Profit (loss) on sale of fixed assets......      252             --      (700)              (700)                  448      (700)
Restructuring costs........................   (1,263)           (61)   (1,943)            (1,799)                3,123    (1,943)
                                            --------       --------  --------           --------              --------   -------
Replacement cost profit
 before interest and tax...................    4,483            321     6,911              6,989               (12,090)    6,614
Inventory holding gains (losses)...........      858             40     1,728              1,728                (2,626)    1,728
                                            --------       --------  --------           --------              --------   -------
Historical cost profit
 before interest and tax...................    5,341            361     8,639              8,717               (14,716)    8,342
Interest expense...........................      985             41     1,758              1,441                (2,909)    1,316
                                            --------       --------  --------           --------              --------   -------
Profit before taxation.....................    4,356            320     6,881              7,276               (11,807)    7,026
Taxation...................................      803             78     1,880              1,881                (2,762)    1,880
                                            --------       --------  --------           --------              --------   -------
Profit after taxation......................    3,553            242     5,001              5,395                (9,045)    5,146
Minority shareholders' interest............       --             --        --                138                    --       138
                                            --------       --------  --------           --------              --------   -------
Profit for the year........................    3,553            242     5,001              5,257                (9,045)    5,008
                                            ========       ========  ========           ========              ========   =======

Note 47 -- Condensed consolidating information on certain US subsidiaries (continued)

Income statement (concluded)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer       Issuer      Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 1999

Profit as reported.........................    3,553            242      5,001             5,257                (9,045)    5,008
Adjustments:
  Deferred taxation/business combinations..      (88)            37      (466)              (461)                  512      (466)
  Provisions...............................       27              7         9                 (6)                  (28)        9
  Sale and leaseback.......................       62             --        62                 62                  (124)       62
  Other...................................        --             --       (17)               (17)                   17       (17)
                                            --------       --------   --------          --------              --------   -------
Profit for the year as adjusted to
 accord with US GAAP.........                  3,554            286      4,589             4,835                (8,668)    4,596
                                            ========       ========   ========          ========              ========   =======

Note 47 -- Condensed consolidating information on certain US subsidiaries (continued)

Balance sheet

                                            Issuer       Issuer      Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
At December 31, 2001
Fixed assets
Intangible assets..........................    1,190             489        --            15,104                (1,190)   15,593
Tangible assets............................       --           6,418        --            70,992                    --    77,410
Investments
   Joint ventures..........................       --             --         --             3,861                    --     3,861
   Associated undertakings.................       --             --          3             5,564                    --     5,567
   Other...................................       --             --        266             2,353                    --     2,619
   Subsidiaries - equity accounted basis...   72,879          1,941     86,083                --              (160,903)       --
                                            --------       --------   --------          --------              --------   -------
                                              72,879          1,941     86,352            11,778              (160,903)   12,047
                                            --------       --------   --------          --------              --------   -------
Total fixed assets.........................   74,069          8,848     86,352            97,874              (162,093)  105,050
                                            --------       --------   --------          --------              --------   -------
Current assets
Business held for resale...................       --             --         --                --                    --        --
Inventories................................        5             92         --             7,534                    --     7,631
Receivables - amounts falling due:
   Within one year.........................    2,090            132      2,700            28,745               (11,679)   21,988
   After more than one year................    5,597         15,201     18,572            19,905               (54,594)    4,681
Investments................................       22             --         --               428                    --       450
Cash at bank and in hand...................       (2)           (29)         3             1,386                    --     1,358
                                            --------       --------   --------          --------              --------   -------
                                               7,712         15,396     21,275            57,998               (66,273)   36,108
                                            --------       --------   --------          --------              --------   -------
Current liabilities - amounts falling
 due within one year
Finance debt...............................    5,190            406        --              6,302                (2,808)    9,090
Other payables.............................       89            252     7,642             29,707                (9,166)   28,524
                                            --------       --------   --------          --------              --------   -------
Net current assets (liabilities)               2,433         14,738    13,633             21,989               (54,299)   (1,506)
                                            --------       --------   --------          --------              --------   -------
Total assets less current liabilities         76,502         23,586    99,985            119,863              (216,392)  103,544
Noncurrent liabilities
Finance debt...............................    4,394             --        --             11,991                (4,058)   12,327
Other payables.............................      824         10,795       191             41,812               (50,536)    3,086
Provisions for liabilities and charges
Deferred taxation..........................       --             --        --              1,655                    --     1,655
Other......................................       48            387       216             10,831                    --    11,482
                                            --------       --------   --------          --------              --------   -------
Net assets.................................   71,236         12,404    99,578             53,574              (161,798)   74,994
Minority shareholders' interest - equity...       --             --        --                627                    --       627
                                            --------       --------   --------          --------              --------   -------
BP shareholders' interest..................   71,236         12,404    99,578             52,947              (161,798)   74,367
                                            ========       ========   ========          ========              ========   =======

Note 47 -- Condensed consolidating information on certain US subsidiaries (continued)

Balance sheet (continued)

                                            Issuer       Issuer      Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
At December 31, 2001
Capital and reserves
Capital shares............................         8          1,050      5,629                --                (1,058)    5,629
Paid in surplus...........................    32,267          3,145      4,014                --               (35,412)    4,014
Merger reserve............................        --             --     26,286               697                    --    26,983
Other reserves............................        --             --        223                --                    --       223
Retained earnings.........................    38,961          8,209     63,426            52,250              (125,328)   37,518
                                            --------       --------   --------          --------              --------   -------
                                              71,236         12,404     99,578            52,947              (161,798)   74,367
                                            ========       ========   ========          ========              ========   =======


     The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
BP shareholders' interest as reported......   71,236         12,404     99,578            52,947              (161,798)   74,367
Adjustments:
  Deferred taxation/business combinations..   (8,626)        (1,573)   (10,029)           (8,287)               18,486   (10,029)
  Provisions...............................     (585)          (186)    (1,054)           (1,141)                1,912    (1,054)
  Sale and leaseback.......................     (134)            --       (134)             (134)                  268      (134)
  Goodwill.................................     (348)            --       (348)             (348)                  696      (348)
  Derivative financial instruments.........      (86)            --       (675)             (675)                  761      (675)
  Gain arising on asset exchange...........      123             --        157               157                  (280)      157
  Ordinary shares held for future awards
   to employees............................       --             --       (266)             (266)                  266      (266)
  Dividends................................       --             --      1,288             1,288                (1,288)    1,288
  Investments..............................       32             --         (2)               (2)                  (30)       (2)
  Additional minimum pension liability.....     (912)            --       (942)             (942)                1,854      (942)
  Other....................................       --             --        (40)              (40)                   40       (40)
                                            --------       --------   --------          --------              --------   -------
BP shareholders' interest as adjusted
 to accord with US GAAP....................   60,700         10,645     87,533            42,557              (139,113)   62,322
                                            --------       --------   --------          --------              --------   -------

Note 47 -- Condensed consolidating information on certain US subsidiaries (continued)

Balance sheet (continued)

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
At December 31, 2000
Fixed assets
Intangible assets..........................    1,330            512         --            16,381                (1,330)   16,893
Tangible assets............................        7          5,942         --            69,224                    --    75,173
Investments
   Joint ventures..........................       --             --         --             2,884                    --     2,884
   Associated undertakings.................       --             --          3             5,452                    --     5,455
   Other...................................       --             --        360             3,054                    --     3,414
   Subsidiaries - equity accounted basis...   66,114            619     77,826                --              (144,559)       --
                                            --------       --------   --------          --------              --------   -------
                                              66,114            619     78,189            11,390              (144,559)   11,753
                                            --------       --------   --------          --------              --------   -------
Total fixed assets.........................   67,451          7,073     78,189            96,995              (145,889)  103,819
                                            --------       --------   --------          --------              --------   -------
Current assets
Business held for resale...................       --             --         --               636                    --       636
Inventories................................       --             75         --             9,159                    --     9,234
Receivables - amounts falling due:
   Within one year.........................    1,788          1,335      3,929            23,490                (6,734)   23,808
   After more than one year................   10,004         13,576     19,466             5,782               (44,218)    4,610
Investments................................        5             --         --               656                    --       661
Cash at bank and in hand...................       --            (32)         2             1,200                    --     1,170
                                            --------       --------   --------          --------              --------   -------
                                              11,797         14,954     23,397            40,923               (50,952)   40,119
                                            --------       --------   --------          --------              --------   -------
Current liabilities - amounts falling
 due within one year
Finance debt...............................    8,531             --         --             5,969                (8,082)    6,418
Other payables.............................      119            644      2,582            38,784               (10,019)   32,110
                                            --------       --------   --------          --------              --------   -------
Net current assets (liabilities)               3,147         14,310     20,815            (3,830)              (32,851)    1,591
                                            --------       --------   --------          --------              --------   -------
Total assets less current liabilities         70,598         21,383     99,004            93,165              (178,740)  105,410
Noncurrent liabilities
Finance debt...............................      870          1,150         --            13,902                (1,150)   14,772
Other payables.............................    5,246          9,482        178            18,820               (29,884)    3,842
Provisions for liabilities
 and charges
Deferred taxation..........................       --             (5)        --             1,827                    --     1,822
Other......................................       49            269        197            10,458                    --    10,973
                                            --------       --------   --------          --------              --------   -------
Net assets.................................   64,433         10,487     98,629            48,158              (147,706)   74,001
Minority shareholders' interest - equity...       --             --         --               585                    --       585
                                            --------       --------   --------          --------              --------   -------
BP shareholders' interest..................   64,433         10,487     98,629            47,573              (147,706)   73,416
                                            ========       ========   ========          ========              ========   =======

Note 47 -- Condensed consolidating information on certain US subsidiaries (continued)

Balance sheet (concluded)

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
At December 31, 2000
Capital and reserves
Capital shares...........................          8             --      5,653                --                    (8)    5,653
Paid in surplus..........................     32,267          3,145      3,770                --               (35,412)    3,770
Merger reserve...........................         --             --     26,172               697                    --    26,869
Other reserves...........................         --             --        456                --                    --       456
Retained earnings........................     32,158          7,342     62,578            46,876              (112,286)   36,668
                                            --------       --------   --------          --------              --------   -------
                                              64,433         10,487     98,629            47,573              (147,706)   73,416
                                            ========       ========   ========          ========              ========   =======


     The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
BP shareholders' interest as reported.......  64,433         10,487     98,629            47,573              (147,706)   73,416
Adjustments:
  Deferred taxation/business combinations...  (7,141)        (1,353)    (7,983)           (6,949)               15,443    (7,983)
  Provisions................................    (716)          (183)      (913)             (497)                1,396      (913)
  Sale and leaseback........................    (104)            --       (104)             (104)                  208      (104)
  Goodwill..................................     631             --        631               631                (1,262)      631
  Ordinary shares held for future awards
   to employees.............................      --             --       (360)             (360)                  360      (360)
  Dividends.................................      --             --      1,178             1,178                (1,178)    1,178
  Investments...............................     (52)            --       (112)             (112)                  164      (112)
  Additional minimum pension liability......     (25)            --       (145)             (145)                  170      (145)
  Other.....................................      --             --        (94)              (54)                   94       (54)
                                            --------       --------   --------          --------              --------   -------
BP shareholders' interest as adjusted
 to accord with US GAAP.....................  57,026          8,951     90,727            41,161              (132,311)   65,554
                                            ========       ========   ========          ========              ========   =======

Note 47 -- Condensed consolidating information on certain US subsidiaries (continued)

Cash flow statement

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 2001
Net cash inflow (outflow) from
 operating activities.......................     306            956      6,199            17,943                (2,995)   22,409
Dividends from joint ventures...............      --             --         --               104                    --       104
Dividends from associated undertakings......      --             --         --               528                    --       528
Dividends from subsidiaries.................     925             --      1,537                --                (2,462)       --
Net cash inflow (outflow) from servicing
 of finance and returns on investments......     (32)            --      1,218            (2,134)                   --      (948)
Tax paid ...................................  (1,682)          (345)        (1)           (2,632)                   --    (4,660)
Net cash inflow (outflow) for capital
 expenditure and financial investment.......    (717)        (1,870)       (33)           (7,229)                   --    (9,849)
Net cash inflow for acquisitions
 and disposals..............................      --             --     (2,995)           (1,755)                2,995    (1,755)
Equity dividends paid.......................      --             --     (4,827)           (2,462)                2,462    (4,827)
                                            --------       --------   --------          --------              --------   -------
Net cash inflow (outflow)...................  (1,200)        (1,259)     1,098             2,363                    --     1,002
                                            ========       ========   ========          ========              ========   =======
Financing...................................  (1,198)        (1,262)     1,097             2,335                    --       972
Management of liquid resources..............      --             --         --              (211)                   --      (211)
Increase in cash............................      (2)             3          1               239                    --       241
                                            --------       --------   --------          --------              --------   -------
                                              (1,200)        (1,259)     1,098             2,363                    --     1,002
                                            ========       ========   ========          ========              ========   =======


The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                            Issuer       Issuer      Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
Net cash provided by (used in)
 operating activities....................       (483)           611      8,953            13,809                (5,322)   17,568
Net cash provided by (used in)
 investing activities....................       (717)        (1,870)    (3,028)           (8,984)                2,914   (11,685)
Net cash provided by (used in)
 financing activities....................      1,198          1,262     (5,924)           (4,797)                2,408    (5,853)
Currency translation differences relating
 to cash and cash equivalents............         --             --         --               (53)                   --       (53)
                                            --------       --------   --------          --------              --------   -------
Increase (decrease) in cash and
 cash equivalents........................         (2)             3          1               (25)                   --       (23)
Cash and cash equivalents
 at beginning of year....................         --            (32)         2             1,861                    --     1,831
                                            --------       --------   --------          --------              --------   -------
Cash and cash equivalents
 at end of year..........................         (2)           (29)         3             1,836                    --     1,808
                                            ========       ========   ========          ========              ========   =======

Note 47 -- Condensed consolidating information on certain US subsidiaries (continued)

Cash flow statement (continued)

                                            Issuer       Issuer      Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 2000
Net cash inflow (outflow) from
 operating activities......................     (460)         1,683    (12,830)            8,418                23,605    20,416
Dividends from joint ventures..............       --             --         --               645                    --       645
Dividends from associated undertakings.....       --             --         --               394                    --       394
Dividends from subsidiaries................      899             --        793                --                (1,692)       --
Net cash inflow (outflow) from servicing
 of finance and returns on investments.....     (216)            (1)       431            (1,106)                   --      (892)
Tax paid ..................................     (397)          (754)         5            (5,052)                   --    (6,198)
Net cash inflow (outflow) for capital......
 expenditure and financial investment......       --           (552)       (64)           (6,456)                   --    (7,072)
Net cash inflow for acquisitions
 and disposals.............................       12             45     18,118             6,295               (23,605)      865
Equity dividends paid......................       --             --     (4,415)           (1,692)                1,692    (4,415)
                                            --------       --------   --------          --------              --------   -------
Net cash inflow (outflow)..................     (162)           421      2,038             1,446                    --     3,743
                                            ========       ========   ========          ========              ========   =======
Financing..................................      (95)           435      2,039             1,034                    --     3,413
Management of liquid resources.............       --             --         --               452                    --       452
Increase in cash...........................      (67)           (14)        (1)              (40)                   --      (122)
                                            --------       --------   --------          --------              --------   -------
                                                (162)           421      2,038             1,446                    --     3,743
                                            ========       ========   ========          ========              ========   =======

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                            Issuer       Issuer      Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
Net cash provided by (used in)
 operating activities.......................   (174)            928    (11,601)            3,395                22,056    14,604
Net cash provided by (used in)
 investing activities.......................     11            (507)    18,054              (161)              (23,723)   (6,326)
Net cash provided by (used in)
 financing activities.......................     96            (435)    (6,454)           (2,726)                1,667    (7,852)
Currency translation differences relating
 to cash and cash equivalents...............     --              --         --               (50)                   --       (50)
                                            --------       --------   --------          --------              --------   -------
Increase (decrease) in cash and
 cash equivalents...........................    (67)            (14)        (1)              458                    --       376
Cash and cash equivalents
 at beginning of year.......................     67             (18)         3             1,403                    --     1,455
                                            --------       --------   --------          --------              --------   -------
Cash and cash equivalents
 at end of year.............................     --             (32)         2             1,861                    --     1,831
                                            ========       ========   ========          ========              ========   =======

Note  47 --  Condensed   consolidating  information  on  certain US subsidiaries
(concluded)

Cash flow statement (concluded)

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
For the year ended December 31, 1999
Net cash inflow from
 operating activities......................       10            739        282            10,468                (1,209)   10,290
Dividends from joint ventures..............       --             --         --               949                    --       949
Dividends from associated undertakings.....       --             --         --               219                    --       219
Dividends from subsidiaries................       --             --      4,577                --                (4,577)       --
Net cash inflow (outflow) from servicing
 of finance and returns on investments.....     (375)            --        438            (1,066)                   --    (1,003)
Tax paid ..................................      124            (62)      (119)           (1,203)                   --    (1,260)
Net cash inflow (outflow) for capital
 expenditure and financial investment......       --           (393)       (77)           (4,915)                   --    (5,385)
Net cash inflow (outflow) for
 acquisitions and disposals................       11              1     (1,209)              231                 1,209       243
Equity dividends paid......................       --             --     (4,135)           (4,577)                4,577    (4,135)
                                            --------       --------   --------          --------              --------   -------
Net cash inflow (outflow)..................     (230)           285       (243)              106                    --       (82)
                                            ========       ========   ========          ========              ========   =======
Financing..................................     (298)           273       (245)             (684)                   --      (954)
Management of liquid resources.............       --             --         --               (93)                   --       (93)
Increase in cash...........................       68             12          2               883                    --       965
                                            --------       --------   --------          --------              --------   -------
                                                (230)           285      (243)               106                    --       (82)
                                            ========       ========   ========          ========              ========   =======


The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                              Issuer         Issuer   Guarantor
                                          -------------------------------------
                                                                 BP                                       Eliminations
                                          BP America    Exploration         BP             Other                   and        BP
                                                 Inc.  (Alaska) Inc.     p.l.c.     subsidiaries     reclassifications     Group
                                          ----------   ------------    --------     ------------     -----------------    ------
                                                                             ($ million)
Net cash provided by (used in)
 operating activities.......................    (240)           677      5,178             9,141                (5,856)    8,900
Net cash provided by (used in)
 investing activities.......................      10           (392)    (1,286)           (4,684)                1,430    (4,922)
Net cash provided by (used in)
 financing activities.......................     298           (273)    (3,890)           (3,893)                4,426    (3,332)
Currency translation differences relating
 to cash and cash equivalents...............      --             --         --                15                    --        15
                                            --------       --------   --------          --------              --------   -------
Increase (decrease) in cash and
 cash equivalents...........................      68             12          2               579                    --       661
Cash and cash equivalents
 at beginning of year.......................      (1)           (30)         1               824                    --       794
                                            --------       --------   --------          --------              --------   -------
Cash and cash equivalents
 at end of year.............................      67            (18)         3             1,403                    --     1,455
                                            ========       ========   ========          ========              ========   =======

                      SUPPLEMENTARY OIL AND GAS INFORMATION
                                   (Unaudited)


     The following tables show estimates of the Group's net proved reserves of crude oil and natural gas at December 31, 2001, 2000 and 1999.

Estimated net proved reserves of crude oil (a)

                                                    Rest of               Rest of
                                               UK    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                         (millions of barrels)
2001
Subsidiary undertakings
At January 1
  Developed............................     1,138       213     2,150         817     4,318
  Undeveloped..........................       254       160     1,043         733     2,190
                                         --------  --------  --------    --------  --------
                                            1,392       373     3,193       1,550     6,508
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......       (16)       16       (39)        (58)      (97)
  Purchases of reserves-in-place.......         9        --        --          11        20
  Extensions, discoveries and other additions  94        --       641         552     1,287
  Improved recovery....................        24        29        48          12       113
  Production...........................      (177)      (37)     (243)       (144)     (601)
  Sales of reserves-in-place...........        (1)       --       (11)         (1)      (13)
                                         --------  --------  --------    --------  --------
                                              (67)        8       396         372       709
                                         ========  ========  ========    ========  ========

At December 31
  Developed............................     1,008       269     2,195         836     4,308
  Undeveloped..........................       317       112     1,394       1,086     2,909
                                         --------  --------  --------    --------  --------
                                            1,325       381     3,589(b)    1,922     7,217
                                         ========  ========  ========    ========  ========

Equity-accounted entities
BP share
At January 1.....................................................................     1,135
  Net revisions and other additions..............................................       100
  Production.....................................................................       (76)
                                                                                     ------
At December 31...................................................................     1,159
                                                                                     ======
 Total Group and BP share of equity-accounted entities...........................     8,376
                                                                                     ======

                                   (Unaudited)


Estimated net proved reserves of crude oil (a) (continued)

                                                    Rest of               Rest of
                                               UK    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                         (millions of barrels)
2000
Subsidiary undertakings
At January 1
  Developed............................     1,158       190     2,930         550     4,828
  Undeveloped..........................       183        95       932         497     1,707
                                         --------  --------  --------    --------  --------
                                            1,341       285     3,862       1,047     6,535
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......        17        50        40           5       112
  Purchases of reserves-in-place.......       146        --       554         441     1,141
  Extensions, discoveries and
    other additions....................         1        --       255         201       457
  Improved recovery....................       131        71       105          22       329
  Production...........................      (195)      (33)     (251)       (143)     (622)
  Sales of reserves-in-place...........       (49)       --    (1,372)        (23)   (1,444)
                                         --------  --------  --------    --------  --------
                                               51        88      (669)        503       (27)
                                         ========  ========  ========    ========  ========

At December 31
  Developed............................     1,138       213     2,150         817     4,318
  Undeveloped..........................       254       160     1,043         733     2,190
                                         --------  --------  --------    --------  --------
                                            1,392       373     3,193(b)    1,550     6,508
                                         ========  ========  ========    ========  ========

Equity-accounted entities
BP share
At January 1.....................................................................     1,037
  Net revisions and other additions..............................................        93
  Purchases of reserves-in-place.................................................        73
  Production.....................................................................       (68)
                                                                                     ------
At December 31...................................................................     1,135
                                                                                     ======
 Total Group and BP share of equity-accounted entities...........................     7,643
                                                                                     ======

                                   (Unaudited)

Estimated net proved reserves of crude oil (a) (concluded)

                                                    Rest of               Rest of
                                               UK    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                         (millions of barrels)
1999
Subsidiary undertakings
At January 1
  Developed...............................  1,258       220     2,982         858     5,318
  Undeveloped.............................    270        51       979         686     1,986
                                         --------  --------  --------    --------  --------
                                            1,528       271     3,961       1,544     7,304
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates...........  (10)       12        11           1        14
  Purchases of reserves-in-place............    6        --         4          --        10
  Extensions, discoveries and other additions   1        24       100          44       169
  Improved recovery.........................   28        14        87          83       212
  Production................................ (212)      (36)     (275)       (149)     (672)
  Sales of reserves-in-place................   --        --       (33)       (476)     (509)
  Transfers from equity-accounted entities..   --        --         7(d)       --         7
                                         --------  --------  --------    --------  --------
                                             (187)       14       (99)       (497)     (769)
                                         ========  ========  ========    ========  ========

At December 31
  Developed...............................  1,158       190     2,930         550     4,828
  Undeveloped.............................    183        95       932         497     1,707
                                         --------  --------  --------    --------  --------
                                            1,341       285     3,862(b)(c) 1,047     6,535
                                         ========  ========  ========    ========  ========

Equity-accounted entities
BP share
At January 1.....................................................................     1,128
  Net revisions and other additions..............................................       (21)
  Production.....................................................................       (63)
  Transfers to subsidiary undertakings...........................................        (7)(d)
                                                                                     ------
At December 31...................................................................     1,037
                                                                                     ======
 Total Group and BP share of equity-accounted entities...........................     7,572
                                                                                     ======

----------

(a) Crude oil includes natural gas liquids and condensate. Net proved reserves of crude oil exclude production royalties due to others.

(b) Proved reserves in the Prudhoe Bay field in Alaska include an estimated 43 million barrels (91 million barrels at December 31, 2000 and 94 million barrels at December 31, 1999) upon which a net profits royalty will be payable over the life of the field under the terms of the BP Prudhoe Bay Royalty Trust.

(c) The Group's common interest in Altura Energy was sold in 2000. The minority interest in Altura Energy included 309 million barrels at December 31, 1999.

Equity-accounted entities

(d) Transfer from equity-accounted entities to subsidiary undertakings comprise reserves in Crescendo Resources after the acquisition of the majority interest from Repsol-YPF.

                                   (Unaudited)

Estimated net proved reserves of natural gas (a)

                                                    Rest of               Rest of
                                               UK    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                       billions of cubic feet)
2001
Subsidiary undertakings
At January 1
  Developed............................     3,898       275    12,111       7,985    24,269
  Undeveloped..........................     1,058        71     2,400      13,302    16,831
                                         --------  --------  --------    --------  --------
                                            4,956       346    14,511      21,287    41,100
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......       (25)      (10)       16        (707)     (726)
  Purchases of reserves-in-place.......        14        --         2         102       118
  Extensions, discoveries and
    other additions....................        70        15       620       3,748     4,453
  Improved recovery....................       136        11       988         132     1,267
  Production...........................      (625)      (54)   (1,358)(b)  (1,050)   (3,087)
  Sales of reserves-in-place...........      (154)       --       (12)         --      (166)
                                         --------  --------  --------    --------  --------
                                             (584)      (38)      256       2,225     1,859
                                         ========  ========  ========    ========  ========
At December 31
  Developed............................     3,212       265    12,232       8,040    23,749
  Undeveloped..........................     1,160        43     2,535      15,472    19,210
                                         --------  --------  --------    --------  --------
                                            4,372       308    14,767      23,512    42,959
                                         ========  ========  ========    ========  ========

Equity-accounted entities
BP share
At January 1.....................................................................     2,818
  Net revisions and other additions..............................................       523
  Production.....................................................................      (125)
                                                                                     ------
At December 31...................................................................     3,216
                                                                                     ======
 Total Group and BP share of equity-accounted entities...........................    46,175
                                                                                     ======

                                   (Unaudited)


Estimated net proved reserves of natural gas (a) (continued)

                                                    Rest of               Rest of
                                               UK    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                       billions of cubic feet)
2000
Subsidiary undertakings
At January 1
  Developed............................     3,354       282    10,439       6,423    20,498
  Undeveloped..........................       919        63     1,552      10,770    13,304
                                         --------  --------  --------    --------  --------
                                            4,273       345    11,991      17,193    33,802
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......       (17)       23       150         331       487
  Purchases of reserves-in-place.......     1,099        --     3,034       2,313     6,446
  Extensions, discoveries and
    other additions....................       253        --       923       2,343     3,519
  Improved recovery....................        29        28       980          91     1,128
  Production...........................      (605)      (50)   (1,174)(b)    (916)   (2,745)
  Sales of reserves-in-place...........       (76)       --    (1,393)        (68)   (1,537)
                                         --------  --------  --------    --------  --------
                                              683         1     2,520       4,094     7,298
                                         ========  ========  ========    ========  ========
At December 31
  Developed............................     3,898       275    12,111       7,985    24,269
  Undeveloped..........................     1,058        71     2,400      13,302    16,831
                                         --------  --------  --------    --------  --------
                                            4,956       346    14,511      21,287    41,100
                                         ========  ========  ========    ========  ========

Equity-accounted entities
BP share
At January 1.....................................................................     1,724
  Net revisions and other additions..............................................       427
  Purchases of reserves-in-place.................................................       763
  Production.....................................................................       (96)
                                                                                     ------
At December 31...................................................................     2,818
                                                                                     ======
 Total Group and BP share of equity-accounted entities...........................    43,918
                                                                                     ======

                                   (Unaudited)


Estimated net proved reserves of natural gas (a) (concluded)

                                                    Rest of               Rest of
                                               UK    Europe       USA       World     Total
                                         --------  --------  --------    --------  --------
                                                       billions of cubic feet)
1999
Subsidiary undertakings
At January 1
  Developed............................     3,536       324     9,637       6,054    19,551
  Undeveloped..........................     1,107        38     1,658       8,647    11,450
                                         --------  --------  --------    --------  --------
                                            4,643       362    11,295      14,701    31,001
                                         ========  ========  ========    ========  ========
Changes in year attributable to:
  Revisions of previous estimates......         1         9       215        (107)      118
  Purchases of reserves-in-place.......         3        --        --          12        15
  Extensions, discoveries and
    other additions....................        79        34       417       3,296     3,826
  Improved recovery....................        22        --       242         299       563
  Production...........................      (475)      (60)     (907)(b)    (752)   (2,194)
  Sales of reserves-in-place...........        --        --      (143)       (256)     (399)
  Transfers from equity-accounted
    entities...........................        --        --       872(d)       --       872
                                         --------  --------  --------    --------  --------
                                             (370)      (17)      696       2,492     2,801
                                         ========  ========  ========    ========  ========
At December 31
  Developed............................     3,354       282    10,439       6,423    20,498
  Undeveloped..........................       919        63     1,552      10,770    13,304
                                         --------  --------  --------    --------  --------
                                            4,273       345    11,991(c)   17,193    33,802
                                         ========  ========  ========    ========  ========

Equity-accounted entities
BP share
At January 1.....................................................................     1,766
  Net revisions and other additions..............................................       549
  Purchases of reserves-in-place.................................................       378
  Production.....................................................................       (97)
  Transfers to subsidiary undertakings...........................................      (872)(d)
                                                                                     ------
At December 31...................................................................     1,724
                                                                                     ======
 Total Group and BP share of equity-accounted entities...........................    35,526
                                                                                     ======

----------

(a) Net proved reserves of natural gas exclude production royalties due to others.

(b) Includes 61 billion cubic feet of natural gas consumed in Alaskan operations (2000, 55 billion cubic feet and 1999, 77 billion cubic feet).

(c) The Group's common interest in Altura Energy was sold in 2000. The minority interest in Altura Energy included 155 billion cubic feet of natural gas at December 31, 1999.

Equity-accounted entities

(d)  Transfers  from  equity-accounted   entities  to  subsidiary   undertakings
     comprise reserves in Crescendo Resources after the acquisition of the majority interest from Repsol-YPF.

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

                                                        Rest of               Rest of
                                                   UK    Europe       USA       World     Total
                                             --------  --------  --------    --------  --------
                                                                ($ million)
At December 31, 2001
Future cash inflows (a)....................    40,600    8,000     83,700       81,400   213,700
Future production and development costs (b)    18,800    3,500     33,700       30,600    86,600
Future taxation (c)........................     5,700    3,000     16,900       18,900    44,500
                                             --------  -------   --------     --------  --------
Future net cash flows......................    16,100    1,500     33,100       31,900    82,600
10% annual discount (d)....................     5,300      400     16,600       15,800    38,100
                                             --------  -------   --------     --------  --------
Standardized measure of discounted future
  net cash flows...........................    10,800    1,100     16,500       16,100    44,500
                                             ========  =======   ========     ========  ========
At December 31, 2000
Future cash inflows (a)....................    43,800    9,400    187,200       94,100   334,500
Future production and development costs (b)    19,000    2,800     38,400       27,300    87,500
Future taxation (c)........................     7,100    4,700     45,600       27,100    84,500
                                             --------  -------   --------     --------  --------
Future net cash flows......................    17,700    1,900    103,200       39,700   162,500
10% annual discount (d)....................     5,000      700     49,200       18,000    72,900
                                             --------  -------   --------     --------  --------
Standardized measure of discounted future
  net cash flows...........................    12,700    1,200     54,000       21,700    89,600
                                             ========  =======   ========     ========  ========

At December 31, 1999
Future cash inflows (a)....................    42,400    7,900    101,500       49,500   201,300
Future production and development costs (b)    18,800    2,000     32,500       13,700    67,000
Future taxation (c)........................     5,900    4,200     23,300       15,800    49,200
                                             --------  -------   --------     --------  --------
Future net cash flows......................    17,700    1,700     45,700       20,000    85,100
10% annual discount (d)....................     4,700      400     23,200        8,400    36,700
                                             --------  -------   --------     --------  --------
Standardized measure of discounted future
  net cash flows...........................    13,000    1,300     22,500       11,600    48,400
                                             ========  =======   ========     ========  ========

                                   (Unaudited)


Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves (concluded)

     The following are the principal sources of change in the standardized measure of discounted future net cash flows during the years ended December 31, 2001, 2000 and 1999:

                                                                       Years ended December 31,
                                                                      ------------------------
                                                                        2001     2000     1999
                                                                      ------   ------   ------
                                                                             ($ million)
Sales and transfers of oil and gas produced, net of
  production costs......................................            (17,500)  (18,400) (12,600)
Development costs incurred during the year..............              6,800     4,500    2,900
Extensions, discoveries and improved recovery,
  less related costs....................................              9,200    13,100    6,200
Net changes in prices and production costs (e)..........            (74,100)   51,100   47,900
Revisions of previous reserve estimates.................             (1,300)      900    2,600
Net change in taxation..................................             26,300   (14,800) (18,000)
Future development costs................................             (3,200)   (2,400)    (200)
Net change in purchase and sales of reserves-in-place...               (200)    2,400     (900)
Addition of 10% annual discount.........................              8,900     4,800    1,900
                                                                     ------    ------   ------
Total change in the standardized measure during the year            (45,100)   41,200   29,800
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

Equity-accounted entities

     In addition, at December 31, 2001 the Group's share of the standardized measure of discounted future net cash flows of equity-accounted entities amounted to $3,400 million ($3,100 million at December 31, 2000 and $2,420 million at December 31, 1999).

                                   (Unaudited)

Operational and statistical information

     The following tables present operational and statistical information related to production, drilling, productive wells and acreage.

Produced from own reserves

     The following table shows crude oil and natural gas production from the Group's own reserves for the years indicated:

                                                        Rest of               Rest of
                                                   UK    Europe       USA       World     Total(d)
                                             --------  --------  --------    --------  --------
                                                         (thousand barrels per day)
Production for the year (a)
Crude oil (b)
2001...................................          485       100        744         602     1,931
2000...................................          534        90        729         575     1,928
1999...................................          580       100        804         577     2,061

                                                        Rest of               Rest of
                                                   UK    Europe       USA       World     Total(e)
                                             --------  --------  --------    --------  --------
                                                            (million cubic feet per day)

Natural gas (c)
2001...................................        1,713        147     3,554       3,218     8,632
2000...................................        1,652        136     3,054       2,767     7,609
1999...................................        1,301        164     2,369       2,233     6,067

----------

(a)  All volumes are net of royalty.

(b)  Crude oil includes natural gas liquid and condensate.

(c)  Natural gas production excludes gas consumed in operations.

(d) Includes amounts produced for the Group by equity-accounted entities of 208,000 b/d in 2001 (2000, 185,000 b/d and 1999, 170,000 b/d).

(e) Includes amounts produced for the Group by equity-accounted entities of 345 mmcf/d in 2001 (2000, 263 mmcf/d and 1999, 264 mmcf/d).

                                   (Unaudited)

Operational and statistical information (continued)

Productive oil and gas wells and acreage

     The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which the Group and its equity-accounted entities had interests as of December 31, 2001. A 'gross' well or acre is one in which a whole or fractional working interest is owned, while the number of 'net' wells or acres is the sum of the whole or fractional working interests in gross wells or acres. Productive wells are producing wells and wells capable of production. Developed acreage is the acreage within the boundary of a field, on which development wells have been drilled, which could produce the reserves; while undeveloped acres are those on which wells have not been drilled or completed to a point that would permit the production of commercial quantities, whether or not such acres contain proved reserves.

Number of productive oil and gas wells

                                                        Rest of               Rest of
                                                   UK    Europe       USA       World     Total
                                             --------  --------  --------    --------  --------
At December 31, 2001
Oil wells (a) -- gross................            457        77     7,804       11,085    19,423
              -- net...................         229.4      28.0   4,565.9      2,942.9   7,766.2

Gas wells (b) -- gross.................           540        39    19,995        2,829    23,403
              -- net...................         218.4      13.4  11,734.1      1,568.1  13,534.0

----------

(a) Includes approximately 2,045 gross (924.8 net) multiple completion wells (more than one formation producing into the same well bore).

(b)  Includes 2,081 gross (1,210.8 net) multiple completion wells.

(c) If one of the multiple completions in a well is an oil completion, the well is classified as an oil well.

Oil and natural gas acreage

                                                        Rest of               Rest of
                                                   UK    Europe       USA       World     Total
                                             --------  --------  --------    --------  --------
                                                           (thousands of acres)
At December 31, 2001
Developed
  -- gross.............................           767       133     13,471      6,927    21,298
  -- net...............................         341.7      45.3    5,782.4    2,145.0   8,314.4
Undeveloped (a)
  -- gross.............................         4,708     3,975     10,330     99,509   118,522
  -- net...............................       2,330.7   1,435.7    5,690.9   42,336.7  51,794.0

----------

(a)   Undeveloped acreage includes leases and concessions.

                     SUPPLEMENTARY OIL AND GAS INFORMATION (Concluded)
                                   (Unaudited)

Operational and statistical information (concluded)

Net oil and gas wells completed or abandoned

     The following table shows the number of net productive and dry exploratory and development oil and natural gas wells completed or abandoned in the years indicated by the Group and its equity-accounted entities. Productive wells include wells in which hydrocarbons were encountered and the drilling or completion of which, in the case of exploratory wells, has been suspended pending further drilling or evaluation. A dry well is one found to be incapable of producing hydrocarbons in sufficient quantities to justify completion.

                                                        Rest of               Rest of
                                                   UK    Europe       USA       World     Total
                                             --------  --------  --------    --------  --------

2001
Exploratory
  -- productive........................           3.2       0.9       5.7        18.7      28.5
  -- dry...............................           1.2       0.7       3.8         2.5       8.2
Development
  -- productive........................          13.5       4.2     705.3       325.2   1,048.2
  -- dry...............................           1.6        --      25.7        33.5      60.8
2000
Exploratory
  -- productive........................           2.4       0.4      21.5        19.9      44.2
  -- dry...............................            --       1.3      12.4         7.2      20.9
Development
  -- productive........................          12.6       2.5     398.4       425.2     838.7
  -- dry...............................           1.9        --      45.7        23.4      71.0
1999
Exploratory
  -- productive........................           0.5       0.5       3.7        10.1      14.8
  -- dry...............................           1.1       0.9       1.4         6.6      10.0
Development
  -- productive........................          27.3       1.3     274.4       160.6     463.6
  -- dry...............................           1.7       0.3      10.5        15.4      27.9

Drilling and production activities in progress

     The following table shows the number of exploratory and development oil and natural gas wells in the process of being drilled by the Group and its equity-accounted entities as of December 31, 2001. Suspended development wells and long-term suspended exploratory wells are also included in the table.

                                                        Rest of               Rest of
                                                   UK    Europe       USA       World     Total
                                             --------  --------  --------    --------  --------

At December 31, 2001
Exploratory
  -- gross.............................            --        3         9          20        32
  -- net...............................            --      0.8       3.5         7.2      11.5
Development
  -- gross.............................            20        3        78          95       196
  -- net...............................           9.7      0.8      43.2        20.7      74.4

                                                                     SCHEDULE II

                        VALUATION AND QUALIFYING ACCOUNTS

                                                    Additions
                                              ----------------------
                                               Charged to   Charged to
                                  Balance at    costs and        other     Transfers/      Balance
                                  January 1,     expenses     accounts(a)  Deductions   December 31,
                                 ----------    ----------   ----------     ----------   -----------
                                                        ($ million)

2001
Fixed assets -- Investments (b)          505          68           (4)             63          632
                                  ==========  ==========   ==========      ==========   ==========
Doubtful debts (b)............           357         131           17            (215)         290
                                  ==========  ==========   ==========      ==========   ==========
Decommissioning provisions....         3,001         156          353            (206)       3,304
                                  ==========  ==========   ==========      ==========   ==========

2000
Fixed assets -- Investments (b)          309         252           (6)            (50)         505
                                  ==========  ==========   ==========      ==========   ==========
Doubtful debts (b)............           117          99          117              24          357
                                  ==========  ==========   ==========      ==========   ==========
Decommissioning provisions....         2,785         139          (23)            100(c)     3,001
                                  ==========  ==========   ==========      ==========   ==========

1999
Fixed assets -- Investments (b)          230          83           (2)             (2)         309
                                  ==========  ==========   ==========      ==========   ==========
Doubtful debts (b)............           126          12          (13)             (8)         117
                                  ==========  ==========   ==========      ==========   ==========
Decommissioning provisions....         3,310          80         (472)           (133)       2,785
                                  ==========  ==========   ==========      ==========   ==========

----------

(a)  Principally  currency  translations,  apart  from 1999 for  decommissioning provisions which includes the impact of adopting FRS 12. For decommissioning provisions this also includes unwinding of discount and the effect of any change in discount rate.

(b)  Deducted in the balance sheet from the assets to which they apply.

(c)  Includes $484 million additional provisions in respect of acquisitions.