Form 20-F
period 2002-12-31
BP PLC
filed 2003-03-24
CIK 313807

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[   ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[ x ]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                                       OR
[   ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission file number 1-6262
-------------------------------------------------------------------------------

                                    BP p.l.c.
-------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)
                                ENGLAND and WALES
-------------------------------------------------------------------------------

                 (Jurisdiction of incorporation or organization)

                               1 St James's Square
                                     London
                                    SW1Y 4PD
                                     England
-------------------------------------------------------------------------------

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      None
-------------------------------------------------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None
-------------------------------------------------------------------------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    Ordinary Shares of 25c each                            22,378,650,865
    Cumulative First Preference Shares of(pound)1 each          7,232,838
    Cumulative Second Preference Shares of(pound)1 each         5,473,414

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes             x                             No
             -----                          -----

     Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17                                     Item 18     x
             -----                                   -----

                                TABLE OF CONTENTS
                                                                            Page
                 Certain Definitions.......................................    3
Part I   Item 1  Identity of Directors, Senior Management and Advisors.....    5
         Item 2  Offer Statistics and Expected Timetable...................    5
         Item 3  Key Information...........................................    5
                      Selected Financial Information.......................    5
                      Risk Factors.........................................   10
                      Forward Looking Statements...........................   11
                      Statements Regarding Competitive Position............   11
         Item 4  Information on the Company................................   12
                      General..............................................   12
                      Segmental Information................................   17
                      Exploration and Production...........................   19
                      Gas, Power and Renewables............................   40
                      Refining and Marketing...............................   44
                      Chemicals............................................   53
                      Other Businesses and Corporate.......................   59
                      Regulation of the Group's Business...................   61
                      Environmental Protection.............................   62
                      Property, Plants and Equipment.......................   68
                      Organizational  Structure............................   69
         Item 5  Operating and Financial Review and Prospects..............   71
                      Group Operating Results..............................   71
                      Liquidity and Capital Resources......................   88
                      Critical Accounting Policies
                        and New Accounting Standards.......................   92
         Item 6  Directors, Senior Management and Employees................  100
                      Directors and Senior Management......................  100
                      Compensation.........................................  103
                      Board Practices......................................  116
                      Employees............................................  121
                      Share Ownership......................................  122
         Item 7  Major Shareholders and Related Party Transactions.........  125
                      Major Shareholders...................................  125
                      Related Party Transactions...........................  125
         Item 8  Financial Information.....................................  125
                      Consolidated Statements and Other
                        Financial Information..............................  125
                      Significant Changes..................................  126
         Item 9  The Offer and Listing.....................................  126
         Item 10 Additional Information....................................  129
                      Memorandum and Articles of Association...............  129
                      Material Contracts...................................  133
                      Exchange Controls and Other Limitations
                        Affecting Security Holders.........................  133
                      Taxation.............................................  134
                      Documents on Display.................................  137
         Item 11 Quantitative and Qualitative Disclosures
                   about Market Risk.......................................  138
         Item 12 Description of Securities Other Than Equity Securities....  146
Part II  Item 13 Defaults, Dividend Arrearages and Delinquencies...........  147
         Item 14 Material Modifications to the Rights of Security Holders
                   and Use of Proceeds.....................................  147
         Item 15 Controls and Procedures...................................  147
         Item 16 Reserved..................................................
Part III Item 17 Financial Statements......................................  148
         Item 18 Financial Statements......................................  148
         Item 19 Exhibits..................................................  148

                               CERTAIN DEFINITIONS

     Unless the context indicates otherwise, the following terms have the meanings shown below:

Oil and natural gas reserves

     'Proved reserves' -- Estimated quantities of crude oil or natural gas which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made.

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

'Barrel' -- 42 US gallons.

'Billion' -- 1,000,000,000.

'BP', 'BP Group' or the 'Group'-- BP p.l.c. and its subsidiaries.

'Burmah Castrol' -- Burmah Castrol plc and its subsidiaries.

'Cent' or 'c' -- One hundredth of the US dollar.

The `Company' -- BP p.l.c.

'Crude oil' or 'Oil' -- Crude oil, condensate and natural gas liquids.

'Dollar' or '$' -- The US dollar.

'FSA' -- Financial Services Authority.

'Gas' -- Natural Gas.

'LNG' -- Liquefied Natural Gas.

'London Stock Exchange' or `LSE'-- London Stock Exchange Limited.

'LPG' -- Liquefied Petroleum Gas.

'MTBE' -- Methyl Tertiary Butyl Ether

'NGL' -- Natural Gas Liquid.

'Noon Buying Rate' -- The noon buying rate in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York.

'OECD' -- Organization for Economic Cooperation and Development.

'OPEC'-- The Organization of Petroleum Exporting Countries.

'Ordinary Shares'-- Ordinary fully paid shares in BP p.l.c. of 25c each.

'Pence' or 'p' -- One hundredth of a pound.

'Pound', `sterling' or `(pound)' -- The pound sterling.

'Preference Shares' -- Cumulative First Preference Shares and Cumulative Second Preference Shares in BP p.l.c. of (pound)1 each.

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

'Vastar'-- Vastar Resources Inc. and its subsidiaries.

                                     PART I

ITEM 1 -- IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2 -- OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3 -- KEY INFORMATION

                         SELECTED FINANCIAL INFORMATION
Summary

     This information has been extracted or derived from the audited financial statements of the BP Group presented elsewhere herein or otherwise included with BP p.l.c.'s Annual Reports on Form 20-F for the relevant years which have been filed with the Securities and Exchange Commission, as reclassified to conform with the accounting presentation adopted in this annual report. With effect from January 1, 2002, BP has adopted Financial Reporting Standard No. 19 `Deferred Tax' (FRS 19). Comparative information for 2001, 2000, 1999 and 1998 has been restated to reflect the change in accounting policy.

                                                                          Years ended December 31,
                                                            --------------------------------------------------
                                                             2002       2001       2000        1999       1998
                                                            -----      -----      -----       -----      -----

                                                                    ($ million except per share amounts)
UK GAAP
Income statement data
Turnover.............................................     180,186    175,389    161,826     101,180     83,732
Less: joint ventures.................................       1,465      1,171     13,764      17,614     15,428
                                                           ------     ------     ------      ------     ------
Group turnover.......................................     178,721    174,218    148,062      83,566     68,304

Total replacement cost operating profit (a)..........      10,246     16,027     17,679       8,894      6,521
Replacement cost profit before
  exceptional items (b)..............................       4,698      8,291      9,314       4,662      3,479
Historical cost profit for the year..................       6,845      6,556     10,120       4,566      2,651
Per ordinary share (c): (cents)
  Profit for the year:
  Basic..............................................       30.55      29.21      46.77       23.55      13.82
  Diluted............................................       30.41      29.04      46.46       23.42      13.76
  Dividends (d)......................................       24.00      22.00      20.50       20.00      19.75
  Average number outstanding of 25 cents
     ordinary shares (shares million)................      22,397     22,436     21,638      19,386     19,192
Balance sheet data
Total assets.........................................     159,125    141,970    144,862      89,481     84,835
Net assets...........................................      70,047     65,759     66,152      38,092     37,693
Share capital........................................       5,616      5,629      5,653       4,892      4,863
BP shareholders' interest............................      69,409     65,161     65,584      37,031     36,621
Finance debt due after more than one year............      11,922     12,327     14,772       9,644      9,641
Debt to borrowed and invested capital (e)............         15%        16%        18%         20%        20%
Other data
Per ordinary share (c): (cents)
  Replacement cost profit before
    exceptional items................................       20.97      36.95      41.15       24.05      18.14
Net cash inflow from operating activities (f)........      19,342     22,409     20,416      10,290      9,586
Net cash outflow from capital expenditure
  acquisitions and disposals.........................      10,983     11,604      6,207       5,142      6,520

                                                                            Years ended December 31,
                                                               -----------------------------------------------
                                                             2002       2001       2000        1999       1998
                                                            -----      -----      -----       -----      -----

                                                                      ($ million except per share amounts)
US GAAP
Income statement data
Revenues.............................................     178,721    174,218    148,062      83,566     68,304
Profit for the year..................................       8,397      4,164     10,183       4,596      2,826
Comprehensive income.................................      10,422      2,649      7,730       3,674      2,848
Profit per ordinary share (c): (cents)
  Basic..............................................       37.48      18.55      47.05       23.70      14.72
  Diluted............................................       37.30      18.44      46.74       23.56      14.66
Profit per American Depositary Share (c): (cents)
  Basic..............................................      224.88     111.30     282.30      142.20      88.32
  Diluted............................................      223.80     110.64     280.44      141.36      87.96
Balance sheet data
Total assets.........................................     164,090    145,990    151,966      90,262     85,458
BP shareholders' interest............................      66,999     62,322     65,554      37,838     37,334
Other data
Net cash used in investing activities................      11,083     11,685      6,326       4,922      6,861
Net cash used in financing activities................       5,123      5,853      7,852       3,332      2,161

----------

(a) Operating profit is a UK GAAP measure of trading performance. It excludes profits and losses on the sale of fixed assets and businesses or termination of operations and businesses and fundamental restructuring costs, interest expense and taxation.

     BP determines operating profit on a replacement cost basis, which eliminates the effect of inventory holding gains and losses. For the oil and gas industry, the price of crude oil can vary significantly from period to period; hence the value of crude oil (and products) also varies. As a consequence, the amount that would be charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation would include the effect of oil price fluctuations on oil and products inventories. BP therefore charges cost of sales with the average cost of supplies incurred during the period rather than the historical cost of supplies on a FIFO basis. For this purpose, inventories at the beginning and end of the period are valued at the average cost of supplies incurred during the period rather than at their historical cost. These valuations are made quarterly by each business unit, based on local oil and product price indices applicable to their specific inventory holdings, following a methodology that has been consistently applied by BP for many years. Operating profit on the replacement cost basis and a derivative measure, that is, profit adjusted for depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, and adjusted for special items (charges and credits that are not classified as exceptional under UK GAAP), are used by BP management as the primary measures of business unit trading performance and BP management believes that these measures assist investors to assess BP's trading performance from period to period.

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

(b) Replacement cost profit before exceptional items excludes profits and losses on the sale of fixed assets and businesses and termination of operations and fundamental restructuring costs, which are defined by UK GAAP. This measure and a derivative measure, that is, profit adjusted for depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, and adjusted for special items (charges and credits that are not classified as exceptional under UK GAAP), are used by the BP board in setting targets for and monitoring performance within the Group. BP's management believes these indicators provide the most relevant and useful measures for investors because they most accurately reflect trading performance.

(c) With effect from October 4, 1999 BP split (or subdivided) its ordinary share capital. As a result, the number of Ordinary Shares held at the close of business on Friday October 1, 1999, doubled, and holders of ADSs received a two-for-one stock split. Comparative figures for 1998 have been changed accordingly.

(d) BP dividends per share represent historical dividends per share paid by The British Petroleum Company p.l.c., for 1998.

(e) Finance debt due after more than one year, compared with such debt plus BP and minority shareholders' interests.

(f) The net cash inflows from operating activities are presented in accordance with the requirements of Financial Reporting Standard No. 1 (Revised 1996) issued by the UK Accounting Standards Board. For a cash flow statement prepared on a US GAAP basis see Item 18 -- Financial Statements -- Note 50.

(g)  The  Group  adopted  Financial   Reporting   Standard  No. 12  `Provisions,
     Contingent Liabilities and Contingent Assets' with effect from January 1, 1999. Comparative figures for 1998 have been changed accordingly.

Exchange Rates

     The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for the pound in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York. This is expressed in dollars per (pound)1.

                                                 At period end      Average (a)     High          Low
                                                 -------------      -------        -----        -----
Year ended December 31,
1998........................................              1.66         1.66         1.72         1.61
1999 .......................................              1.62         1.61         1.68         1.55
2000 .......................................              1.50         1.51         1.65         1.40
2001........................................              1.45         1.44         1.65         1.40
2002........................................              1.61         1.50         1.61         1.41

Month of
September 2002..............................              1.57         1.56         1.57         1.53
October 2002................................              1.56         1.56         1.57         1.54
November 2002...............................              1.56         1.57         1.59         1.54
December 2002...............................              1.61         1.59         1.60         1.56
January 2003................................              1.64         1.62         1.65         1.60
February 2003...............................              1.57         1.61         1.65         1.57
March 2003 (through March 19)...............              1.56         1.59         1.61         1.56

----------

(a) The average of the Noon Buying Rates on the last day of each month during the calendar year or, in the case of monthly averages, the average of all days in the month.

(b)  The Noon Buying Rate on March 19, 2003 was $1.56 = (pound)1.

Dividends

     BP has paid dividends on its Ordinary Shares in each year since 1917. In 2000 and thereafter, dividends were, and are expected to continue to be, paid quarterly in March, June, September and December.

     At least until December 31, 2003, BP will announce dividends for Ordinary Shares in US dollars and state an equivalent pounds sterling dividend. Dividends on Ordinary Shares will be paid in pounds sterling and on BP ADSs in US dollars. Prior to the fourth quarterly dividend of 1998 The British Petroleum Company p.l.c. announced dividends in sterling. Foreign exchange rates may affect dividends paid.

     The following table shows dividends announced by the Company per ADS for each of the past five years, together with the `refund' but before deduction of withholding taxes as described in Item 10 -- Additional Information - Taxation. Refund means an amount equal to the tax credit available to individual shareholders resident in the UK in respect of such dividend, less a withholding tax equal to 15% (but limited to the amount of the tax credit) of the aggregate of such tax credit and such dividend. Dividends have been translated from pounds per ADS up to and including the third quarterly dividend for 1998, and from dollars per ADS for the fourth quarterly dividend of 1998 and thereafter, at an exchange rate determined in London on the business day last preceding the day when the directors announced their intention to pay the quarterly dividends for those years.

                                                                              Quarterly
                                                        ---------------------------------------------------
Dividends per American Depositary Share (a)              First     Second      Third      Fourth      Total
                                                        ------    -------     ------      ------     ------

1998................................   UK pence           21.5       22.5       22.5        23.0       89.5
                                       US cents           36.0       36.5       37.5        33.4      143.4
                                       Can. cents         51.4       55.3       57.8        50.0      214.5
1999................................   UK pence           20.5       20.8       20.2        20.8       82.3
                                       US cents           33.3       33.3       33.3        33.4      133.3
                                       Can. cents         48.7       50.1       48.6        48.5      195.9
2000................................   UK pence           21.5       22.3       24.0        24.1       91.9
                                       US cents           33.3       33.3       35.0        35.0      136.6
                                       Can. cents         49.7       49.8       53.6        53.2      206.3
2001................................   UK pence           24.4       26.1       25.4        27.0      102.9
                                       US cents           35.0       36.7       36.7        38.3      146.7
                                       Can. cents         53.7       56.0       58.5        61.0      229.2
2002................................   UK pence           27.0       25.8       26.0        25.4      104.2
                                       US cents           38.3       40.0       40.0        41.7      160.0
                                       Can. cents         60.1       63.0       62.3        63.8      249.2

----------

(a) With effect from October 4, 1999, BP split (or subdivided) its ordinary share capital. As a result, the number of BP ordinary shares held at the close of business on Friday October 1, 1999, doubled, and holders of ADSs received a two-for-one stock split. Comparative figures for 1998 have been changed accordingly.

     The share dividend plan, whereby holders of Ordinary Shares could elect to receive new shares (out of unissued share capital) instead of cash dividends at a rate equivalent to the sum of the net cash dividend and related tax credit, was withdrawn following the third quarterly 1998 dividend.

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

     A dividend reinvestment plan is, however, available for holders of ADSs through JPMorgan Chase Bank.

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

     Investment and business activities in emerging markets present a higher degree of business risk due to volatile economic conditions, less developed and predictable legal systems, political instability, local security concerns and the increased possibility of civil strife, war and various types of adverse governmental action.

     Exploration and production require high levels of investment and have particular economic risks and opportunities. They are subject to natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field. Operations are subject to delays, curtailment or suspension due to adverse weather conditions or natural disasters.

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

     The  marketing  of petroleum  and related  products,  especially  to retail
customers,   can  be  affected  by  intense  competition  and  general  economic conditions.

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

                           FORWARD LOOKING STATEMENTS

     In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'should', 'may', 'is likely to', 'intends', 'believes' or similar expressions. In particular, among other statements, (i) certain statements in Item 4 -- Information on the Company and
Item 5 -- Operating and Financial Review and Prospects with regard to management aims and objectives, planned expansion, investment or other projects, expected or targeted hydrocarbon production volume, capacity or rate, the date or period in which production is scheduled or expected to come on stream or a project or action is scheduled or expected to be completed, (ii) the statements in Item 4 -- Information on the Company -- Strategy and Financial Targets with respect to the Group's ratio of net debt to net debt plus equity, dividend payments, the manner in which we use cash surpluses, the target to reduce the cost structure of the Group, hydrocarbon production growth, targeted performance improvements and effect on pre tax results, and levels of annual investment, and (iii) the statements in Item 5 -- Operating and Financial Review and Prospects including the statements under 'Outlook' with regard to trends in the trading environment, the outlook for economic recovery, oil and gas prices and realizations, refining, marketing and chemicals margins, inventory and product inventory levels, supply capacity, profitability, results of operation, working capital, liquidity or financial position are all forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; the timing of bringing new fields on stream; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in governmental regulation; exchange rate fluctuations; development and use of new technology and successful partnering; the actions of competitors; natural disasters and other changes to business conditions; prolonged adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this report. In addition to factors set forth elsewhere in this report, the factors set forth above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

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

ITEM 4 -- INFORMATION ON THE COMPANY

                                     GENERAL

     Unless otherwise indicated, information in this Item reflects 100% of the assets and operations of the Company and its subsidiaries which were consolidated at the date or for the periods indicated, including minority interests. Also, unless otherwise indicated, figures for business turnover include sales between BP businesses.

     BP was created on December 31, 1998 by the merger of Amoco Corporation of the USA and The British Petroleum Company p.l.c. of the UK. Following this merger, Amoco Corporation became a wholly owned subsidiary of The British Petroleum Company p.l.c. and was renamed BP Amoco Corporation, and The British Petroleum Company p.l.c. was renamed BP Amoco p.l.c. Amoco Corporation was incorporated in Indiana, USA, in 1889 and The British Petroleum Company p.l.c. was incorporated in 1909 in England. On April 14, 2000, we acquired the Atlantic Richfield Company (ARCO) and on July 7, 2000, we completed our successful tender offer for Burmah Castrol plc of England. To signify the single entity that has successfully been created through these combinations, the name of the company was changed to BP p.l.c. with effect from May 1, 2001.

     BP is one of the world's leading oil companies on the basis of market capitalization and proved reserves. Our worldwide headquarters is located in London, UK. Our registered address is:

                                    BP p.l.c.
                               1 St James's Square
                                 London SW1Y 4PD
                                 United Kingdom

                             Tel: +44(0)20 7496 4000

                          Internet address: www.bp.com

Business Overview and Strategy

     Our main businesses are Exploration and Production; Gas, Power and Renewables; Refining and Marketing; and Chemicals. Exploration and Production's activities include oil and natural gas exploration and field development and production (upstream activities), together with pipeline transportation and natural gas processing (midstream activities). Gas, Power and Renewables activities include marketing and trading of natural gas, NGL, new market development, LNG and solar and renewables. The activities of Refining and Marketing include oil supply and trading as well as refining and marketing
(downstream    activities).    Chemicals   activities   include   petrochemicals
manufacturing and marketing. The Group provides high quality technological support for all its businesses through its research and engineering activities.

     We have well established operations in Europe, the USA, Canada, South America, Australasia and parts of Africa. Currently, more than 70% of the Group's capital is invested in Organization for Economic Cooperation and Development (OECD) countries with just under one half of our fixed assets located in the USA, and around one third located in the UK and the Rest of Europe.

     Our strategy is to create value from a distinctive set of opportunities, biased towards the upstream, through a disciplined approach to investment within our established financial framework. Consistent with this strategy, and based on a thorough review of our assets and opportunities, we intend to increase our investment, excluding acquisitions, to $14 billion to $14.5 billion in 2003, focusing on creating five material new upstream profit centres, while divesting $3 billion to $6 billion. We expect our annual investment level, excluding acquisitions, to move toward the $12 billion to $13 billion range by 2005.

     The information disclosed above for 2003 and beyond are forward looking statements and as such are subject to numerous risks and uncertainties that may cause actual results to differ as described under Item 3 -- Risk Factors and
Item 3 -- Forward Looking Statements.

     We believe that BP has a strong portfolio of assets in each of its four main businesses:

     -- In Exploration and Production we have upstream interests in 28 countries. In addition to our drive to maximize the value of our existing portfolio we are creating five new profit centres in the Deepwater Gulf of Mexico, Trinidad, Angola, Azerbaijan, and Asia Pacific LNG in which we have competitive advantage and which provide the foundation for volume growth and improved margins in the future. We also have significant midstream activities to support our upstream interests.

     -- In Gas, Power and Renewables, we have established growing marketing and trading businesses in North America (USA and Canada), the UK and Europe. Our marketing and trading activities include natural gas, LNG, NGL and power. Our international gas monetization activities are focused on growing gas markets including the USA, Canada, Spain and many of the emerging markets of the Asia Pacific region, notably China. We are involved in power projects in the USA, UK and Spain. Effective January 1, 2001, BP's North American NGL business was transferred from Refining and Marketing to Gas and Power. On January 1, 2002, the solar, renewables and alternative fuels business activities were transferred to the Gas and Power business from Other Businesses and Corporate. To reflect this transfer, Gas and Power has been renamed Gas, Power and Renewables from the same date.

     -- In Refining and Marketing we have a strong presence in the USA. We market under the Amoco and BP brands in the Midwest, East, and Southeast, and under the ARCO brand on the West Coast. In Europe we have a strong retail position and increased our presence in 2000 by buying out ExxonMobil's interest in the BP/Mobil European fuels business and in 2002 by acquiring Veba Oil (Veba). The Veba transaction expanded our refining position in Germany and our marketing position in Germany and Central Europe. Veba markets gasoline under the Aral brand, which is now our principal retail brand in Germany and in the Czech Republic. In 2000, we purchased Burmah Castrol, which significantly increased our lubricants activities throughout the world. In addition we have established or are growing businesses elsewhere in the world under the BP brand.

     -- In Chemicals, we are the world's third largest petrochemical company, by capacity, with strong manufacturing and marketing bases in the USA and Europe. We continue to grow in the Asia Pacific region, where we already have interests in a number of production facilities. Our portfolio is focused on seven core products. We have leading technology in each of these products -- purified terephthalic acid
          (PTA), acetic acid, acrylonitrile, paraxylene (PX), high density polyethylene (HDPE), polypropylene, ethylene. During 2002, we strengthened our market positions through the Veba acquisition whilst also building new and expanding existing capacity.

     The combination of BP and ARCO was completed on April 18, 2000. The combination excluded ARCO's Alaskan businesses, which were sold to Phillips Petroleum Company (Phillips) for approximately $6.8 billion cash. The combination has been accounted for as an acquisition under UK GAAP and as a purchase under US GAAP. The results of ARCO have been included with effect from April 14, 2000, the day following the approval by the US Federal Trade Commission of the acquisition. ARCO stockholders received for each share of ARCO common stock held as of April 17, 2000, 9.84 Ordinary Shares.

     BP acquired Burmah Castrol of the UK on July 7, 2000, for $4.8 billion through a cash offer to shareholders of (pound)16.75 per share.

     In 2000, BP and ExxonMobil dissolved the BP/Mobil European joint venture in response to the conditions of the European Commission's authorization of the Exxon and Mobil merger. BP purchased ExxonMobil's 30% interest in the fuels business for $1.5 billion with effect from August 1, 2000. In addition, the two companies divided the assets of the lubricants business broadly in line with their equity stakes (Mobil 51%, BP 49%). This dissolution was substantially completed in 2000, thus increasing BP's share of all European markets where the fuels joint venture was active.

     On September 15, 2000, we acquired through ARCO the common stock of Vastar held by minority shareholders at a price of $83 per share for a total consideration of $1.6 billion. Vastar became a wholly owned subsidiary of the Company.

     During 2000 BP made two strategic investments in China, one of the world's fastest growing economies. BP invested $416 million in the China Petroleum and Chemical Corporation (Sinopec) and $578 million in PetroChina in the initial public offerings of both companies. BP has an interest of around 2% in each company. Separately, BP has formed a joint venture with PetroChina in Guangdong province which had 320 service stations at the end of 2002, and has agreed to form a joint venture with Sinopec to acquire, revamp or build service stations in the Zhehang Province. PetroChina and Sinopec are two of China's major companies in the oil and chemicals businesses.

     With effect from February 1, 2002, BP acquired a majority stake in Veba Oil from E.ON. Veba owns Aral, Germany's biggest fuels retailer. BP paid E.ON $1.6 billion in cash and assumed some $1.0 billion of debt in return for 51% and operational control of Veba. Under the terms of the agreement, E.ON had the option to require BP to buy the remaining 49% of Veba.

     On June 30, 2002, BP purchased the remaining 49% of Veba Oil from E.ON for $2.4 billion. Separately, E.ON acquired BP's wholly-owned subsidiary Gelsenberg, which held a 25.5% stake in Germany's largest natural gas distributor, Ruhrgas for $2.3 billion.

     As a condition of regulatory approval of the deal BP was required to dispose of 4% of the combined 26.5% retail market share of BP and Aral in Germany, 45% of its stake in the Bayernoil refinery, two of its three shareholdings in the ARG ethylene pipeline, and to make it possible for a new entrant to supply aviation fuel on competitive terms at Frankfurt airport. During 2003, BP expects to fully comply with the conditions imposed.

     Separately, BP and E.ON reached agreement to sell Veba's oil and natural gas exploration and production business to Petro-Canada for $2.1 billion, of which $1.6 billion was received in 2002 and the remainder is subject to preemption rights.

Recent Developments

     BP and the Alfa Group and Access-Renova (AAR) announced on February 11, 2003, that they have agreed in principle to combine most of their interests in Russia to create the country's third biggest oil business, in which they will each have a 50% stake.

     BP intends to contribute its holding in Sidanco, its stake in Rusia Petroleum, its interest in the Sakhalin V exploration licence and its holding in the BP Moscow retail network.

     AAR intends to contribute its holdings in TNK and Sidanco, its share of Rusia Petroleum, its stake in the Rospan gasfield in West Siberia and its interest in the Sakhalin IV and V exploration licence. Neither AAR's association with Slavneft, nor BP's interest in LukArco or the Russian elements of BP's international businesses such as lubricants, marine and aviation, are included in the transaction.

     The transaction, which will be effective from January 1, 2003, is scheduled for completion in the summer of 2003.

     For its 50% stake in the new company BP will pay AAR $3 billion in cash on completion of the deal, adjusted to take account of the period between the effective date and the completion date. BP will subsequently pay three annual tranches of $1.25 billion in BP shares, valued at market prices prior to each annual payment.

     The new company will be called TNK-BP. We believe it should generate sufficient cash to finance its investment programme and it is not expected to need additional funding from its shareholders.

Financial and Operating Information

     The following table summarizes the Group's turnover, results and capital expenditure for the last five years and total assets at the end of each of those years.

                                                                      Years ended December 31,
                                                     ----------------------------------------------------
                                                        2002       2001       2000         1999      1998
                                                       -----      -----      -----        -----     -----
                                                                          ($ million)

Turnover........................................     180,186    175,389    161,826      101,180    83,732
Less: joint ventures............................       1,465      1,171     13,764       17,614    15,428
                                                       -----      -----      -----        -----     -----
Group turnover (sales to third parties).........     178,721    174,218    148,062       83,566    68,304
Total replacement cost operating profit.........      10,246     16,027     17,679        8,894     6,521
Profit for the year*............................       6,845      6,556     10,120        4,566     2,651
Capital expenditure and acquisitions............      19,111(a)  14,124     47,613(a)     7,345(b) 10,362
Total assets....................................     159,125    141,970    144,862       89,481    84,835

--------

*    After minority shareholders' interest

(a) Capital expenditure and acquisitions for 2002 includes $5,038 million for the acquisition of Veba, and for 2000 includes $27,506 million for the acquisition of ARCO and $8,936 million for other significant one-off cash investments.

(b) Capital expenditure and acquisitions in 1999 reflected reduced investment following the merger of BP and Amoco.

     With the exception of the ARCO acquisition, all capital expenditure and acquisitions have been financed from cash flow from operations, disposal proceeds and external financing.

     Information for 2002, 2001 and 2000 concerning the profits and assets attributable to the businesses and to the geographical areas in which the Group operates is set forth in Item 18 -- Financial Statements -- Note 49.

     The following table shows our production for the last five years and the estimated proved oil and natural gas reserves at the end of each of those years.

                                                                            Years ended December 31,
                                                            --------------------------------------------------
                                                             2002       2001       2000         1999      1998
                                                            -----      -----      -----        -----     -----
Total crude oil production (thousand barrels
 per day) (a)........................................       2,018      1,931      1,928        2,061     2,049
Total natural gas production (million cubic
 feet per day) (a)...................................       8,707      8,632      7,609        6,067     5,808
Total estimated net proved crude oil reserves
 (million barrels) (b)...............................       7,762      7,217      6,508        6,535     7,304
Total estimated net proved natural gas
 reserves (billion cubic feet) (b)...................      45,844     42,959     41,100       33,802    31,001

----------

(a)  Includes BP's share of equity-accounted entities.

(b) Net proved reserves of crude oil and natural gas exclude production royalties due to others and reserves of equity-accounted entities.

     During 2002, 2,016 million barrels of oil and natural gas, on an oil equivalent* basis (mmboe), were added to BP's proved reserves (excluding purchases, sales and equity accounted entities), more than replacing the volume produced. After allowing for production, which amounted to 1,154 mmboe, BP's proved reserves increased to 15,666 mmboe. These proved reserves are mainly located in the USA (39%), Trinidad and Tobago (19%) and the UK (11%).



----------

* Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

                             SEGMENTAL INFORMATION

     The following tables show turnover and replacement cost profit by business and by geographical area, for the years ended December 31, 2002, 2001 and 2000.

                                                              Years ended December 31,
                            -------------------------------------------------------------------------------------

                                         2002                            2001(c)                         2000(c)
                            ---------------------------     ------------------------      -----------------------

                                        Sales  Sales to                 Sales  Sales to                 Sales  Sales to
                            Total     between     third     Total     between     third     Total     between     third
Turnover (a)                sales  businesses   parties     sales  businesses   parties     sales  businesses   parties
                            -----  ----------   -------     -----  ----------   -------     -----  ----------  --------
                                     ($ million)                    ($ million)                    ($ million)
By business
Exploration and
   Production.........     25,753      18,556     7,197    28,229      19,660     8,569    30,942      16,787    14,155
Gas, Power and
  Renewables..........     37,357       1,320    36,037    39,442       2,954    36,488    21,203         346    20,857
Refining and
  Marketing...........    125,836       3,366   122,470   120,233       2,903   117,330   107,883       5,923   101,960
Chemicals.............     13,064         557    12,507    11,515         233    11,282    11,247         216    11,031
Other businesses
   and corporate......        510          --       510       549          --       549        59          --        59
                          -------      ------   -------   -------      ------   -------    ------      ------    ------
Group turnover........    202,520      23,799   178,721   199,968      25,750   174,218   171,334      23,272   148,062
                          =======      ======             =======      ======             =======      ======
Share of joint
   venture sales......                            1,465                           1,171                          13,764
                                                -------                         -------                        -------
                                                180,186                         175,389                         161,826
                                                =======                         =======                         =======

                                        Sales  Sales to                 Sales  Sales to                 Sales  Sales to
                            Total     between     third     Total     between     third     Total     between     third
                            sales  businesses   parties     sales  businesses   parties     sales  businesses   parties
                            -----  ----------   -------     -----  ----------   -------     -----  ----------  --------
                                     ($ million)                    ($ million)                    ($ million)
By geographical area
UK (b)................     48,748      14,673    34,075    47,618      13,467    34,151    45,400      10,970    34,430
Rest of Europe........     46,518       7,980    38,538    36,701       7,603    29,098    20,553       1,911    18,642
USA...................     80,381       2,099    78,282    84,696         939    83,757    71,084         829    70,255
Rest of World.........     34,401       6,575    27,826    33,911       6,699    27,212    31,014       6,279    24,735
                          -------     -------   -------   -------     -------   -------   -------      ------   -------
                          210,048      31,327   178,721   202,926      28,708   174,218   168,051      19,989   148,062
                          =======     =======   =======   =======     =======   =======   =======      ======   =======
Share of joint venture
   sales
UK                                                  129                              13                           3,314
Rest of Europe                                      298                              30                          12,316
USA                                                 236                             318                             270
Rest of World                                       802                             810                             686
                                                -------                         -------                         -------
                                                  1,465                           1,171                          16,586
Sales between areas                                  --                              --                           2,822
                                                -------                         -------                         -------
                                                  1,465                           1,171                          13,764
                                                =======                         =======                         =======

------------

(a) Turnover to third parties is stated by origin which is not materially different from turnover by destination. Transfers between Group companies are made at market prices taking into account the volumes involved.
(b) UK area includes the UK-based international activities of Refining and Marketing.
(c) 2000 and 2001 have been restated to reflect the transfer of the solar, renewables and alternative fuels activities from Other Businesses and Corporate to Gas, Power and Renewables.

                                                Group                                   Total                  Replacement
                                          replacement                             replacement                  cost profit
                                                 cost                                    cost                       before
                                            operating        Joint    Associated    operating   Exceptional       interest
Analysis of replacement cost profit            profit(a)  ventures  undertakings       profit(a)      items(b)     and tax
                                           ----------     --------  ------------  -----------   -----------    -----------
                                                                           ($ million)
Year ended December 31, 2002
By business
Exploration and Production..................    8,595          343           268        9,206          (726)         8,480
Gas, Power & Renewables.....................      247           --           107          354         1,551          1,905
Refining and Marketing......................      668           24           180          872           613          1,485
Chemicals...................................      527          (21)            9          515          (256)           259
Other businesses and corporate..............     (753)          --            52         (701)          (14)          (715)
                                               ------       ------        ------       ------        ------         ------
                                                9,284          346           616       10,246         1,168         11,414
                                               ======       ======        ======       ======        ======         ======
By geographical area
UK (c)......................................    1,701          (15)           10        1,696           (88)         1,608
Rest of Europe..............................    1,572           (1)          132        1,703         1,817          3,520
USA.........................................    2,665           16           209        2,890          (242)         2,648
Rest of World...............................    3,346          346           265        3,957          (319)         3,638
                                               ------       ------        ------       ------        ------         ------
                                                9,284          346           616       10,246         1,168         11,414
                                               ======       ======        ======       ======        ======         ======
Year ended December 31, 2001(d)
By business
Exploration and Production..................   11,802          373           186       12,361           195         12,556
Gas, Power & Renewables.....................      304           --           184          488            --            488
Refining and Marketing......................    3,295           83           195        3,573           471          4,044
Chemicals...................................       21          (13)          120          128          (297)          (169)
Other businesses and corporate..............     (598)          --            75         (523)          166           (357)
                                               ------       ------        ------       ------        ------         ------
                                               14,824          443           760       16,027           535         16,562
                                               ======       ======        ======       ======        ======         ======
By geographical area
UK (c)......................................    2,657           (3)           14        2,668          (319)         2,349
Rest of Europe..............................    1,579           (1)          236        1,814            33          1,847
USA.........................................    6,632           76           233        6,941           289          7,230
Rest of World...............................    3,956          371           277        4,604           532          5,136
                                               ------       ------        ------       ------        ------         ------
                                               14,824          443           760       16,027           535         16,562
                                               ======       ======        ======       ======        ======         ======
Year ended December 31, 2000 (d)
By business
Exploration and Production..................   13,359          384           229       13,972           119         14,091
Gas, Power & Renewables.....................      370           --           162          532             2            534
Refining and Marketing......................    2,887          433           166        3,486            98          3,584
Chemicals...................................      576           (9)          193          760          (212)           548
Other businesses and corporate..............   (1,113)          --            42       (1,071)          213           (858)
                                               ------       ------        ------       ------        ------         ------
                                               16,079          808           792       17,679           220         17,899
                                               ======       ======        ======       ======        ======         ======
By geographical area
UK (c)......................................    3,629          106            38        3,773            12          3,785
Rest of Europe..............................    1,488          264           261        2,013           (19)         1,994
USA.........................................    6,929           44           246        7,219           459          7,678
Rest of World...............................    4,033          394           247        4,674          (232)         4,442
                                               ------       ------        ------       ------        ------         ------
                                               16,079          808           792       17,679           220         17,899
                                               ======       ======        ======       ======        ======         ======

------------

(a) Replacement cost operating profit is before inventory holding gains and losses and interest expense, which is attributable to the corporate function. Transfers between Group companies are made at market prices taking into account the volumes involved.
(b) Exceptional items comprise profit or loss on the sale of fixed assets and businesses and termination of operations.
(c) UK area includes the UK-based international activities of Refining and Marketing.
(d) 2000 and 2001 have been restated to reflect the adoption of FRS 19 and the transfer of the solar, renewables and alternative fuels activities from Other Businesses and Corporate to Gas, Power and Renewables.

                           EXPLORATION AND PRODUCTION

     The activities of our Exploration and Production business include oil and natural gas exploration and field development and production -- the upstream activities -- as well as the management of crude oil and natural gas pipelines, processing and export terminals and LNG processing facilities -- the midstream activities. We have Exploration and Production interests in 28 countries. Areas of activity include the USA, UK, Norway, Canada, South America, Africa, the Middle East, and Asia. Production during 2002 came from 23 countries. Our most significant midstream activities are in three major pipelines -- the Trans Alaska Pipeline System (BP 46.9%); the Forties Pipeline System (BP 100%) and the Central Area Transmission System pipeline (BP 29.5%) both in the UK sector of the North Sea; three major LNG plants -- the Atlantic LNG plant in Trinidad (BP 34% in Train 1 and 42% in Trains 2 and 3), in Indonesia through the joint venture operating company Virginia Indonesia Co. (VICO) (BP 50%) and in
Australia through our share of LNG from the North West Shelf natural gas development (BP 16.7%).

                                                                           Years ended December 31,
                                                                      ---------------------------------
                                                                         2002         2001         2000
                                                                      -------       ------       ------
                                                                                  ($ million)

Turnover (a)....................................................       25,753       28,229       30,942
Total replacement cost operating profit.........................        9,206       12,361       13,972
Total assets....................................................       72,801       70,017       66,405
Capital expenditure and acquisitions............................        9,699        8,861        6,383
                                                                                ($ per barrel)
Average BP crude oil realizations...............................        22.69        22.50        26.63
Average West Texas Intermediate oil price.......................        26.14        25.89        30.38
Average Brent oil price.........................................        25.03        24.44        28.44
                                                                          ($ per thousand cubic feet)
Average BP natural gas realizations.............................         2.46         3.30         2.91
Average BP US natural gas realizations..........................         2.63         3.99         3.72
                                                                                 ($ per mmbtu)
Average Henry Hub gas price (b).................................         3.22         4.26         3.90

----------

(a) Excludes BP's share of joint venture turnover of $539 million in 2002, $666 million in 2001, and $585 million in 2000.

(b)  Henry Hub First of Month Index.

Strategy and Overview

     Our strategy is to deliver a competitive combination of production growth and returns over the long-term. Simply stated, our strategy is to create, build and produce material businesses in some of the world's most promising hydrocarbon provinces. It is underpinned by a focus on creating value through four stages in the basin lifecycle: creating new profit centers by accessing the right basins; building projects of the highest quality and value through choice amongst a portfolio of opportunities; maximizing the productivity of the existing profit centers by managing the relevant assets for cash and returns; and by understanding when our best option is to stop investing in opportunities that others may find more valuable. In all phases of the lifecycle, the strategy has two basic principles: focus to build material businesses, that is pursuing only those opportunities that are of sufficient size to enable higher returns through cost efficiency, and choice of investments to drive quality.

     The first element underpinning our Exploration and Production strategy is to access the right basin opportunities. We aim to do this through focused exploration projects in both proved and emerging basins and selective satellite projects adjacent to existing hubs, taking advantage of existing infrastructure. Our exploration programme today is focused primarily on the Deepwater Gulf of Mexico, Trinidad and Angola.

     The second element underpinning our strategy is to build new profit centers through the choice of the best projects. We are currently building five new profit centers in Deepwater Gulf of Mexico, Trinidad, Angola, Azerbaijan, and Asia Pacific LNG. In these areas, several key projects provide the foundation for volume growth and improved margins over the next several years. In 2002, we approved $5.2 billion of new projects in these five areas. Combined with other projects in these areas, we currently have $15.9 billion of major projects under construction and another estimated $8.5 billion of additional opportunities in various appraisal stages.

     The third element underpinning our strategy is to maximize the value of our existing profit center portfolio. We accomplish this through focused pursuit of production optimization and cost efficiencies. Production optimization is delivered through reservoir management, improved facility runtime and enhanced recovery technologies to mitigate volume decline and increasing ultimate recoveries in mature fields. Continuous improvement in cost efficiency is also a critical element. We drive cost efficiencies through leveraging economies of scale in key producing basins; and through the application of technology, focused on improving system efficiency and operational reliability.

     The fourth element underpinning our strategy is to understand when to stop investing. We have a rigorous process for evaluating the economic merit and strategic fit of all investment opportunities. With our sizeable portfolio of opportunities in the profit centers we are building, we are afforded the benefit of choosing the best projects for funding. In the existing profit centers, we globally rank the attractiveness of investment opportunities and choose the best for funding. Both in the new profit centers and in the existing profit centers, we are disposing of investments that do not fit our criteria, but in which others may see value.

Recent Developments

     As part of our aim to focus on retention of a greater share of large, low-cost oil and gas fields, the sale of our interests in the Arbroath, Arkwright and Montrose fields to Paladin Resources plc for $80.5 million was announced in December 2002. It is anticipated that this will complete in the second quarter of 2003.

     As part of implementing our strategy, a number of other portfolio changes have been announced or completed post December 31, 2002.

     In addition to the recent transaction in Russia which is described in this item under General - Business Overview and Strategy, these activities include:

     -- In October 2002, Repsol-YPF notified us of their intent to exercise their option to acquire a further 20% of our upstream interests in Trinidad and on January 2, 2003, we completed this transaction. Repsol now has a 30% interest in BP Trinidad and Tobago LLC. This transaction gives leverage for our upstream position in Trinidad to access gas markets and growth opportunities in Spain, thus providing a further platform for BP's future gas growth in Trinidad.

     -- In January 2003, we announced the divestment of our 96.14% interest in the North Sea Forties oilfield along with some 61 mature, primarily gas-producing assets in the shallow water of the Gulf of Mexico to Apache for $1.3 billion.

     -- On February 26, 2003, we completed an exchange of interests with Amerada Hess under which we will swap our 25% interest in block A-18 of the Malaysia Thailand Joint Development Area (JDA), for Amerada Hess's interests in Colombia and $10 million in cash. The Colombian interests include a 12% stake in the Santiago de las Atalayas, Tauramena and Rio Chitamena contracts; 10% in the Recetor Association contract; and a 9.6% stake in the OCENSA pipeline. This transaction adds some 58 million barrels of proven reserves to BP's Colombian portfolio.

     -- As part of building our competitive position in LNG in the Asia Pacific region we announced, in February 2003, the sale of 12.5 per cent of our Tangguh LNG project to China National Offshore Oil
          Corporation (CNOOC) for $275 million. This completed the Heads of Agreement, which was signed in September 2002 concurrent with the signing of the LNG supply agreement to Fujian. The involvement of CNOOC in this project should afford greater access to the growing Chinese LNG market.

     -- Other restructuring activities have included the agreement to sell a package of assets primarily in North America. The sale is scheduled to be completed in April 2003.

     -- In February 2003, we announced the sale to Perenco of certain Southern North Sea gas interests for $162 million, and Venezuelan interests for $160 million.

     -- In February 2003, we redeemed our 3% five year Exchangeable Bond for Lukoil ADRs. This transaction completed the monetization of our stake in the Russian Oil company Lukoil with proceeds of $420 million being received. The stake in Lukoil was obtained through the acquisition of ARCO.

Upstream Activities

Exploration

     The Group explores for oil and natural gas under a wide range of licensing, joint venture and other contractual agreements. We may do this alone or, more frequently, with partners. BP acts as operator for many of these ventures.

     Our exploration and appraisal costs in 2002 were $1,108 million compared to $1,102 million in 2001. About 55% of 2002 exploration and appraisal capital was directed towards appraisal activity as we delineated the discoveries made during 1999, 2000, and 2001. In 2002, we participated in 110 gross (52 net) exploration and appraisal wells in 18 countries. The principal areas of activity were Angola, Egypt, Norway, Trinidad, and the USA.

     In 2002, we obtained upstream rights in several new tracts, which include the following:

     -- In Norway's 17th License Round, BP gained a 20% interest in the 'Grip High' block, which lies immediately due north of the Ormen Lange field.

     -- In Russia, a five-year exploration license for part of the offshore Sakhalin V block was awarded to Rosneft and through an alliance agreement, the joint venture with Rosneft and Rosneft-Sakhalinmorneftegas in which BP holds a 49% interest will carry out the exploration on behalf of the licence holder.

     -- In the Gulf of Mexico, BP was successful in the OCS Lease Sales 182 and 184 with bids on 58 blocks, of which 40 were won, for an overall success rate of 69%.

     -- In deepwater Brazil, we extended our offshore Foz do Amazonas licence in Block BM-FZA-1 (BP 30% and operator) for 3 years following encouraging exploration activity during 2002.

     In 2002, we were involved in discoveries in Angola, Egypt, Trinidad, and the USA. In most cases, reserve bookings from these fields will depend on the results of ongoing technical and commercial evaluations, including appraisal drilling. Our 2002 discoveries included the following:

     -- In Angola, BP made the country's first discovery in the 'ultra deep water' (greater than 1,500 metres) acreage with the Plutao well in Block 31 (BP 26.7% and operator). Continued success was experienced in the established partner operated deepwater blocks; in Block 15 (BP 26.7%) the Reco-Reco, Mondo North, and Marimba South discoveries, and, in Block 17 (BP 16.7%), the Zinia discovery.

     -- In Egypt, BP was involved in seven gas discoveries in the Nile Delta. Four of these; El Max, El Bahig, Abu Sir and El King, were made in the West Med Concession under an arrangement in which we reduced our interest from 16.7% to 10%. In the West Med Deep Concession, BP made the Ruby discovery (BP 80%). Viper-1 (BP 30%) in North Idku, and Tenin-1 (BP 50%) in East Deep Delta Marine were also successful. Oil exploration close to established production in the Gulf of Suez resulted in the Luli discovery (BP 100%).

     -- In Trinidad new gas reservoirs were discovered in the Red Mango No.2 and Iron Horse wells off the east coast of the island. These interests are held in a fully consolidated subsidiary in which in 2002 there was a 10% minority interest. In the fourth quarter we determined the Catfish well was a dry hole and consequently the cost was written off.

     -- In the Deepwater Gulf of Mexico, discoveries include the partner-operated Great White (BP 33.3%) in the Alaminos Canyon area, and the partner operated Shenzi well (BP 28%) in the Green Canyon area, seven miles north west of BP's Atlantis development (BP 56%). Infrastructure-led efforts in the Mississippi Canyon area were successful with the King West discovery (BP 100%), adjacent to the King Development (BP 100%), the Dorado discovery, adjacent to the Marlin TLP (BP 75%) and the Deimos discovery (BP 28.5%) in the Mars basin. The deepwater prospect Neptune was relinquished after we concluded that the discovered volumes did not rank highly enough in our portfolio of investment opportunities.

Reserves and Production

     We annually review our total reserves of crude oil, condensate, natural gas liquids and natural gas to take account of production, field reassessments, the application of improved recovery techniques, the addition of new reserves from discoveries and economic factors. We also conduct selective periodic reserve reviews for individual fields.

     Details of our net proved reserves of crude oil, condensate, natural gas liquids and natural gas at December 31, 2002, 2001, and 2000 and reserves changes for each of the three years then ended are set out in the Supplementary Oil and Gas Information section in Item 18 -- Financial Statements.

     Total hydrocarbon proved reserves, on an oil equivalent basis and excluding equity-accounted entities, comprised 15,666 mmboe at December 31, 2002, an increase of 7.1% compared with December 31, 2001. Natural gas represents about 50% of these reserves. Reserve replacement through extensions, discoveries, revisions and improved recovery, for the Group excluding equity accounted entities, exceeded production for the tenth consecutive year with a ratio of 175%.

     In 2002, total additions to the Group's proved reserves (excluding purchases and sales and equity-accounted entities) amounted to 2,016 mmboe, mostly through extensions to existing fields and discoveries of new fields. The principal reserve additions were in Algeria (In Amenas Train 3), Angola (Kizomba
B), Azerbaijan (Azeri-Chirag-Gunashli Phase 2), Gulf of Mexico (Mad Dog) and Trinidad (reserves to support the 4th train of the Atlantic LNG project).

     Our total hydrocarbon production (including equity-accounted entities) during 2002 averaged 3,519 thousand barrels of oil equivalent per day (mboe/d), an increase of 100 mboe/d, or 2.9% compared with 2001, as production declines in mature fields were more than offset by production start-ups, build-ups to full production and acquisitions. 39% of our production was in the USA, 21% in the UK and 9% from equity-accounted entities, of which 23% is from Sidanco.

     The following tables show BP's production by major field for 2002, 2001 and 2000, and BP's aggregate estimated net proved reserves as at December 31, 2002:

Crude oil (a)

                                                                                         Net production
                                                                               -------------------------------
Production                     Field or Area                Interest            2002         2001         2000
                               -------------                --------           -----        -----        -----
                                                               (%)                (thousand barrels per day)

Alaska (b)                     Prudhoe Bay*                     26.3             113          123          146
                               Kuparuk                          39.2              74           76           81
                               Milne Point*                    100.0              44           45           40
                               Northstar*                       98.8              36            3           --
                               Endicott*                        67.9              15           19           21
                               Point McIntyre                   26.4               9           10           16
                               Other                         Various              18           12           10
                                                                              ------       ------       ------
Total Alaska                                                                     309          288          314
                                                                              ------       ------       ------
Lower 48 States onshore        Total                         Various             192          213          218
                                                                              ------       ------       ------
Gulf of Mexico (b)             Mars                             28.5              41           42           38
                               Troika                           33.3              20           25           28
                               Pompano*                         75.0              23           21           26
                               Ursa                             22.7              20           23           19
                               Crosby                           50.0              19           --           --
                               Marlin*                          86.3              19           19            1
                               Other                         Various             122          113           85
                                                                              ------       ------       ------
Total Gulf of Mexico                                                             264          243          197
                                                                              ------       ------       ------
Total USA                                                                        765          744          729
                                                                              ------       ------       ------

UK offshore (b)                Foinaven*                        72.0              72           60           64
                               ETAP+                         Various              61           80           85
                               Forties*(c)                      96.1              50           51           53
                               Schiehallion/Loyal*           Various              43           40           44
                               Harding*                         70.0              42           42           57
                               Magnus*                          85.0              31           37           47
                               Andrew*                          62.8              23           25           33
                               Miller*                          52.0              11           15           22
                               Other                         Various              96           99           89
                                                                              ------       ------       ------
Total UK offshore                                                                429          449          494
Onshore                        Wytch Farm*                      67.8              32           36           40
                                                                              ------       ------       ------
Total UK                                                                         461          485          534
                                                                              ------       ------       ------
Norway                         Draugen                          18.4              37           40           38
                               Valhall*                         28.1              21           22           23
                               Ula*                             80.0              18           18           16
                               Gyda*                            61.0               8           12           12
Other including Netherlands    Various                       Various              20            8            1
                                                                              ------       ------       ------
Total Rest of Europe           Various                                           104          100           90
                                                                              ------       ------       ------

---------------

*    BP  operated.

+    BP operates the majority of the fields in this area.

                                                                                         Net production
                                                                                  ----------------------------
Production                     Field or Area                Interest            2002         2001         2000
                               -------------                --------           -----        -----        -----
                                                               (%)                (thousand barrels per day)

Angola                         Girassol                         16.7              29            1           --
Australia                      Various                          16.7              43           40           37
Azerbaijan                     Azeri-Chirag-Gunashli*           34.1              38           35           30
Canada (b)                     Various                       Various              16           18           19
Colombia                       Various                       Various              46           48           52
Egypt                          October                          50.0              16           22           30
                               Other                         Various              69           69           78
Trinidad                       Various                         100.0              67           48           47
Venezuela                      Various                       Various              51           54           46
Other (b)                      Various                       Various              61           59           51
                                                                              ------       ------       ------
Total Rest of World                                                              436          394          390
                                                                              ------       ------       ------
Total Group                                                                    1,766        1,723        1,743
                                                                              ======       ======       ======

Equity-accounted entities
Abu Dhabi (d)                  Various                       Various             113          126          127
Russia                         Various                       Various              73           20           11
Argentina                      Various                       Various              53           50           40
Other                          Various                       Various              13           12            7
                                                                              ------       ------       ------
Total equity-accounted entities                                                  252          208          185
                                                                              ------       ------       ------
Total Group and BP share
  of equity-accounted entities (e)                                             2,018        1,931        1,928
                                                                              ======       ======       ======

---------------

*    BP operated.


                                                                     December 31, 2002
                                             -----------------------------------------------------------------
                                                          Rest of                       Rest of
Estimated net proved reserves (a)                UK        Europe            USA          World          Total
                                             ------        ------         ------         ------         ------
                                                                  (millions of barrels)
Subsidiary undertakings
Developed...............................        858           250          2,225          1,002          4,335
Undeveloped.............................        269            99          1,336          1,723          3,427
                                             ------        ------         ------         ------         ------
                                              1,127           349          3,561          2,725          7,762
                                             ======        ======         ======         ======         ======
Equity-accounted entities                                                                                1,403
                                                                                                        ------
Total Group and BP share
  of equity-accounted entities                                                                           9,165
                                                                                                        ======

------

Natural gas (a)(f)

                                                                                         Net production
                                                                               -------------------------------
Production                     Field or Area                Interest            2002         2001         2000
                               -------------                --------           -----        -----        -----
                                                               (%)               (million cubic feet per day)

Lower 48 States onshore (b)    San Juan Coal*                Various             601          615          563
                               Arkoma                        Various             206          219           94
                               San Juan Conventional +       Various             196          217          185
                               Hugoton +                     Various             169          180          170
                               Tuscaloosa +                  Various             138          187          171
                               Jonah*                           75.2             113          109           77
                               Wamsutter*                       70.5             108          100          100
                               Whitney Canyon +              Various              50           50           47
                               Anschutz Ranch East*          Various              28           45           55
                               Moxa Arch*                       41.0              54           43           52
                               Other                         Various             583          595          647
                                                                              ------       ------       ------
Total Lower 48 States onshore                                                  2,246        2,360        2,161
                                                                              ------       ------       ------
Alaska                         Various                       Various              52           11            9
                                                                              ------       ------       ------
Gulf of Mexico (b)             Marlin*                         100.0             106           79            3
                               Pompano*                         73.7              63           35           45
                               Mica                             50.0              58           27           --
                               Ram Powell (VK 912)              31.0              54           58           60
                               Matagorda Island 623*            43.5              48           76           78
                               Matagorda Island 519*            82.3              47           40           56
                               Mars                             28.5              38           41           33
                               Other                         Various             771          827          609
                                                                              ------       ------       ------
Total Gulf of Mexico                                                           1,185        1,183          884
                                                                              ------       ------       ------
Total USA                                                                      3,483        3,554        3,054
                                                                              ------       ------       ------
UK offshore (b)                Bruce*                           37.0             221          256          201
                               Marnock*                         62.0             135          125          148
                               Braes                         Various             116          100           99
                               West Sole*                      100.0              72           81           89
                               Armada                           18.2              71           71           75
                               Ravenspurn South*               100.0              56           66           77
                               Britannia                         9.0              56           65           41
                               Amethyst*                        59.5              52           68           56
                               East Leman*                      48.4              44           59           58
                               Viking Complex                   50.0              42           54           81
                               Vulcan                           50.0              34           33           44
                               Other                         Various             646          730          678
Onshore                        Wytch Farm                       67.8               5            5            5
                                                                              ------       ------       ------
Total UK                                                                       1,550        1,713        1,652
                                                                              ------       ------       ------
Netherlands                    P/18-2*                          48.7              41           47           52
                               Other                         Various              46           52           43
Norway                         Various                       Various              60           48           41
                                                                              ------       ------       ------
Total Rest of Europe                                                             147          147          136
                                                                              ------       ------       ------

---------------

*    BP operated.

+    BP operates the majority of the fields in this area.

                                                                                         Net production
                                                                               -------------------------------
Production                     Field or Area                Interest            2002         2001         2000
                               -------------                --------           -----        -----        -----
                                                               (%)               (million cubic feet per day)

Rest of World
Australia                      Various                          16.7             295          237          205
Canada (b)                     Kirby*                           95.0              66           72           69
                               Ricinus*                         47.2              54           61           52
                               Brazeau River Gas*               66.9              53           71           63
                               Marten Hills*                    93.5              32           45           47
                               Other                         Various             309          335          351
China                          Yacheng*                         34.0             102          108           77
Egypt                          Temsah                           50.0              84           26           --
                               Ha'py                            50.0              74           66           63
                               Other                         Various              98           98           86
Indonesia                      Pagerungan*                     100.0             189          242          199
                               Sanga-Sanga (direct)             26.3             174          164          120
                               Other*                           46.0              94           95           54
Sharjah                        Sajaa*                           40.0             110          125          145
                               Other                         Various              24           35           39
Trinidad                       Mahogany*                       100.0             521          529          530
                               Amherstia*                      100.0             492          244           17
                               Immortelle*                     100.0             154          128          232
                               Flamboyant*                     100.0              40           52           69
                               Other*                          100.0              31           58           37
Other (b)                      Various                       Various             148           82           49
                                                                              ------       ------       ------
Total Rest of World                                                            3,144        2,873        2,504
                                                                              ------       ------       ------
Total Group                                                                    8,324        8,287        7,346
                                                                              ======       ======       ======
Equity-accounted entities
Argentina                      Various                       Various             251          236          187
Other                          Various                       Various             132          109           76
                                                                              ------       ------       ------
Total equity-accounted entities                                                  383          345          263
                                                                              ------       ------       ------
Total Group and BP share
 of equity-accounted entities                                                  8,707        8,632        7,609
                                                                              ======       ======       ======


                                                                     December 31, 2002
                                             -----------------------------------------------------------------
                                                          Rest of                       Rest of
Estimated net proved reserves (a)                UK        Europe            USA          World          Total
                                             ------       -------         ------        -------         ------
                                                                  (millions of barrels)
Subsidiary undertakings
Developed...............................      3,215           216         12,102          8,240         23,773
Undeveloped.............................        651            44          2,259         19,117         22,071
                                             ------        ------         ------         ------         ------
                                              3,866           260         14,361         27,357         45,844
                                             ======        ======         ======         ======         ======
Equity-accounted entities                                                                                2,945
                                                                                                        ------
Total Group and BP share
  of equity-accounted entities                                                                          48,789
                                                                                                        ======

----------

(a) Net proved reserves of crude oil and natural gas, stated as of December 31, 2002, exclude production royalties due to others, and include minority interests in consolidated operations.

(b) In 2002, BP acquired additional working interest in the Badin acreage (Pakistan) from the government and disposed of its interest in the Al Rayyan field (Qatar), Qadirpur field (Pakistan) and Elgin/Franklin field
     (UK). In 2001, BP purchased part of the interests of Statoil in Vietnam and the interest of Inaquimicas in Cusiana/Cupiagua in Colombia. In 2000, BP acquired the interests of ARCO outside Alaska. At the same time, a deal was concluded (primarily with Exxon and Phillips) in which the oil and natural gas interests in Prudhoe Bay (and some of the associated fields) were realigned. We also disposed of our interest in Altura Energy. In addition to portfolio management in the USA and Canada, we disposed of certain of our interests in Venezuela, Colombia and the UK and acquired an interest in Pakistan as part of the Burmah Castrol acquisition.

(c)  The sale of BP's  interest in the Forties  field was  announced  in January
     2003.

(d)  The  BP   Group   holds   proportionate   interests,   through   associated
     undertakings, in onshore and offshore concessions in Abu Dhabi expiring in 2014 and 2018, respectively.

(e) Includes NGLs from processing plants in which an interest is held of 69, 78 and 41 thousand barrels per day for 2002, 2001, and 2000 respectively.

(f) Natural gas production volumes exclude gas consumed in operations within the lease boundaries of the producing field.

United States

     We are the largest producer of both crude oil and natural gas in the USA. 2002 crude oil production at 765 thousand barrels per day (mb/d) increased 3% from 2001, while natural gas production at 3,483 million cubic feet per day (mmcf/d) decreased 2% over 2001.

     During 2002, BP operations experienced significant reductions in production due to adverse weather and natural events. Hurricanes and tropical storms in the Gulf of Mexico during September and October resulted in multiple shut-ins of Gulf of Mexico production and some Gulf Coast production, which reduced full year production by 24 mboe/d. In October 2002, an earthquake forced the shut-in of the Trans Alaska Pipeline for 3 days while inspection and immediate repairs were made. No oil was spilled, however, a 3-mboe/d reduction in 2002 production resulted from the shutdown.

     Development expenditure in the USA (excluding pipelines) during 2002 was $3,618 million, compared with $3,723 million in 2001, a decrease of 3%.

     Our activities within the United States take place in four main areas. Significant events during 2002 within each of these are indicated below.

Deepwater Gulf of Mexico

     Deepwater Gulf of Mexico is one of our five new profit centres and our largest area of growth in the USA. In 2002, our Deepwater Gulf of Mexico crude oil production was 205 mb/d, up 15% from 2001 levels. Gas production was 511 mmcf/d, up over 26% from 2001 levels.

     Growth in 2002 was driven by new field start-up activity, as well as strong performance from the existing major facility hubs. Key events include:

     -- The King MC85 subsea tieback (BP 100%) started production via facilities on the Marlin platform in April 2002.

     -- The King's Peak development, 3 subsea wells, (BP 100%) started production in September 2002.

     -- Production started from the Horn Mountain field (BP 67% and operator) in November 2002.

     -- The Princess development (BP 23%), drilled from the Ursa platform, started producing in November 2002.

     -- Aspen (BP 40% and operator), a subsea development to the non-operated Bullwinkle platform, commenced production in December 2002.

     Development of five major projects continued in the Gulf of Mexico during 2002 -- Na Kika (BP 50% and operator post construction), Holstein (BP 50% and operator), Mad Dog (BP 60.5% and operator), Thunder Horse (BP 75% and operator) and Atlantis (BP 56% and operator).

Gulf of Mexico Shelf

     The Shelf is a mature basin, with high decline rates that average 30-40% per year. In 2002, BP's gas production from Gulf of Mexico Shelf operations was 674 mmcf/d, which was down 13% compared to 2001. BP produced 7% of total Gulf of Mexico Shelf gas production, which, in turn, supplies 15% of the US gas demand. Crude oil and NGL production was 59 mb/d, down 8% compared to 2001. We operate more than 200 platforms and 700 wells on the Shelf, in water up to 1,500 feet deep. We operated 8 rigs and drilled 32 operated wells in 2002. The sale to Apache announced in January 2003 included 61 small, mainly gas producing fields on the Shelf, which accounted for approximately 40% of 2002 production.

Lower 48 States

     In the Lower 48 States, we remain the largest producer of natural gas, accounting for approximately 6% of total US onshore natural gas production. Production comes from more than 11,000 operated wells, in over 900 oil and gas fields, situated principally in the states of Colorado, Kansas, Louisiana, New Mexico, Oklahoma, Texas and Wyoming.

     In 2002, crude oil production was 192 mb/d, down 10% from 2001 levels. Natural gas production was 2,246 mmcf/d in 2002, down 5% from 2001 production. This is a mature region and reduced production is driven by natural decline. In 2002, we operated 76 drilling and service rigs and drilled 400 wells, finding and developing additional reserves to replace 78% of production. More than 3,000 well workovers and maintenance interventions were performed.

     Our production in the onshore Lower 48 States was derived primarily from the following areas:

     -- In the mid-continent states (Texas, Oklahoma, Kansas and Louisiana) our operations produced 915 mmcf/d of natural gas and 54 mb/d of oil and NGL's in 2002. Improved efficiency to maintain the production rate in mature areas is the key to continued success in these assets. Examples of improved efficiency include:

          -- Texas Panhandle (Anadarko Basin) - BP's application of horizontal drilling in the Courson Ranch field in 2002 has raised production from 2 mmcf/d to 8 mmcf/d by year end with the possibility of further development in 2003. The switch from conventional vertical wells to horizontal completions has resulted in a 33% improvement in reserves/spend efficiency.

          -- Eastern Oklahoma (Red Oak field) - Red Oak field's 2002 production exceeded 1997 levels in what was previously thought to be a fully developed reservoir. This was accomplished through an ongoing successful infill-drilling programme based on the use of 3D seismic.

          -- Southwest Kansas (Hugoton and Panoma fields) - We continued to manage the decline of the Hugoton field, down 4% for 2002. We achieved this through an active wellwork and facilities maintenance programme, installation of additional compression and development drilling. Optimization of the entire work programme was facilitated by implementation of an innovative multiwell visualisation tool, which was developed by the Hugoton team. The 80-year-old Hugoton field is the largest natural gas field in the Lower 48 States and has previously experienced annual decline rates as high as 20%.

          -- Louisiana (Tuscaloosa Trend) - BP is now delivering initial production rates of 50 to 60 mmcf/d per well from the Tuscaloosa asset, significantly higher than the historical rates of 20 mmcf/d. BP's development strategy in the trend is to look for deeper gas producing horizons in areas that are also likely to have shallower secondary gas producing horizons. BP has optimized well design and improved the time from completion to first gas sale by 60% compared with 2001. This achievement resulted in an average of 20 additional days per well of production delivery to the market.

     -- The Southern Wyoming (Overthrust Belt, Greater Green River Basin) operations produced 371 mmcf/d of natural gas and 39 mb/d of crude oil in 2002 with both the Wamsutter and Jonah fields achieving record production. Drilling activity in 2002 continued as part of a multi-year drilling programme comprising both extension and infill wells in the Jonah and Wamsutter fields. In 2002, BP drilled 123 wells with 6 rigs in Wamsutter. The previous drilling time benchmark for BP in the basin was beaten by 40% of the wells drilled in 2002, reducing the asset's overall drilling time by 20%.

     -- Colorado and New Mexico (San Juan Basin Coal and Conventional Gas fields) operations produced 807 mmcf/d of natural gas in 2002, maintaining BP's position as the largest coalbed methane producer in the largest coalbed methane region in the USA. In 2002, the unit reduced overall well costs by 10% to 15% by reducing site construction, drilling and completion costs, while at the same time increasing initial production rates from new wells and reducing cycle time from well spud to gas sales.

Alaska

     In Alaska, crude oil production in 2002 was 309 mb/d, an increase of 7% from 2001, due principally to the start-up of Northstar and the performance of satellite fields around Prudhoe Bay.

     Key activities during 2002 in Alaska included:

     -- As part of maximising the productivity of our existing profit centers, active reservoir management at Alaska's largest producing field, Prudhoe Bay (BP 26.4% and operator) included an ongoing active infill drilling programme with 111 new sidetracked wells, plus continued development of the Greater Prudhoe Bay Satellite fields, which added 31 wells and production of 3 mboe/d in 2002.

     -- The Northstar oil field (BP 98.8% and operator) completed its first full year of production. We undertook remedial action to resolve initial compressor start-up problems.

     -- We are continuing to evaluate options to commercialize the Point Thomson natural gas condensate field (BP 32%) on the Eastern North Slope.

     -- On August 16, 2002, an explosion and fire took place on the A Pad in the Prudhoe Bay field resulting in an injury to an employee. The explosion was caused by thermal expansion, which caused the outer annulus pressure in the well to exceed normal operating pressures, as opposed to being caused by corrosion or other damage. A third party expert examined the casing and determined the pressure reached to be about 7,700 pounds per square inch (psi), which exceeded the casing's original rating of 5,380 psi. As a precautionary measure, 137 wells with high annular pressures were taken out of production, and were not brought back on line until enhanced procedures were developed and implemented. Over 90 wells have been returned to production after passing inspection. The remainder have not yet been returned to production pending further engineering review. We paid a fine of $6,300 to the US Occupational Safety and Health Administration on February 21, 2003.

United Kingdom

     We are the largest producer of both oil and natural gas in the UK. In 2002, total crude oil production was 461 mb/d, a 5% decrease on 2001, and gas production was 1,550 mmcf/d, a 9.5% decrease on 2001. The North Sea is a mature basin and this reduction was driven by natural decline. In addition, an operational problem on the Schiehallion Floating Production Storage and Offloading (FP50) vessel resulted in a 27 day production outage in the third quarter of 2002. Our activities in the North Sea are focused on production optimization and cost efficiencies. This is delivered through proactive reservoir management, including progression of new developments and new production start-ups, the majority of which are tie backs to existing infrastructure, and application of new technology to existing fields. Our development expenditure in the UK was $895 million in 2002 compared with $930 million in 2001.

     Significant activities in 2002 included the following:

New Developments

     -- In 2002, all major construction contracts were awarded for the Clair field Phase 1 development (BP 28.6% and operator) and fabrication was initiated. Clair is currently one of the largest undeveloped field on the UK Continental Shelf (UKCS), with start-up scheduled in 2004.

New Production

     New fields which started production in 2002 included:

     -- The Juno Project comprises the development of 5 offshore gas fields; BP has an interest in two of these -- Wollaston and Whittle (BP 35.5% and operator). The Wollaston well was drilled and completed in record time for the region and the Whittle well exceeded the production rate forecast by optimization of drilling location and fluid systems. Production commenced in December 2002.

     New production from subsea wells tied back to existing facilities included:

     -- The Mirren (BP 46%) and Madoes (BP 38%) fields began production in the fourth quarter following tie-backs to the ETAP platform.

     -- The Maclure field (BP 33.3% and operator) tie-back to the non-operated Gryphon field started production in July 2002.

     -- The Alba Extreme South development (BP 16%) was tied back to the Alba North platform and came on stream in September 2002.

     -- The Boyle field (BP 22% and operator) was developed through the existing Davy field facilities and achieved first production in October 2002.

New Technology

     New and innovative applications of technology were applied to many of our existing fields in the North Sea, to mitigate volume decline and increase ultimate recoveries, examples of which include:

     -- Foinaven is the largest BP net producing field in the UKCS. In 2002 production increased by 30% on 2001, from Foinaven (BP 72% and operator) and East Foinaven (BP 43%) fields. This followed completion of the 2nd phase of development drilling and debottlenecking activity. In addition, a new integrated system model was developed to optimize all production, gas lift and water injection.

     -- A new yearly total production record of 43 mboe/d (BP net share) was achieved from West of Shetland fields Schiehallion (BP 33% and operator) and Loyal (BP 50% and operator) due to completion of development drilling in Schiehallion and 2 new wells in the Loyal field. During 2002, the gross production through the FPSO grew by 33% on 2001 to 160 mb/d following the tie-in of the new wells. Export of natural gas from Foinaven, East Foinaven, and Schiehallion to Magnus through BP's newly constructed West of Shetland Pipeline System began in the third quarter.

     -- A Mid Life Compression Project was completed on the Everest field (BP 21% and operator) to extend plateau production and increase recoverable reserves. The additional compression should enhance gross export capability by 20 mmscfd.

     -- The Enhanced Oil Recovery (EOR) project on the Magnus field (BP 85% and operator) was completed and successful injection of West of Shetland gas into the Magnus oil reservoir began in October, thereby improving recovery of un-swept oil.

     -- In 2002, Bruce field (BP 37% and operator) successfully completed the two longest reach (17,402 feet and 17,560 feet) Through Tubing Rotary Drilled wells in the BP portfolio. A new ocean bottom cable seismic survey was shot over part of the field to assist the development of future drilling.

     -- The Shearwater Project (BP 27.5%) saw the completion of remedial work on three wells. As a result of the difficulties encountered, a full field technical review was undertaken and a reserve write down taken during the year. This, together with other works on the topsides to overcome pipework cracking and flare tip issues, allowed the field to produce at rates close to design capacity through the second half of 2002.

     To further maximize the value from our existing mature fields we have completed the following activities:

     -- In the fourth quarter of 2002, BP completed a partial renegotiation of the gas sale from the Sean field, (BP 50%) which was otherwise solely dedicated to Centrica until 2011.

     -- In 2002, a series of small asset swaps were completed to realign BP's interest in the non-operated Braes complex of fields. This brought BP's equity up to 30%. During 2002, the agreements governing the offtake of gas from the Braes fields were renegotiated.

     -- The NW Hutton field (BP 25.8% and operator) began preparation for decommissioning in July 2002, following cessation of production. The well decommissioning programme is ongoing, combined with engineering studies to determine the best method to remove the facility.

     -- All but 1% of BP's working interest was sold and operatorship was transferred in the Thistle field (BP 81.7% and operator) effective January 1, 2003. Upon economic depletion, the operator will return the field to BP for decommissioning.

Rest of Europe

     Norwegian production increased in 2002, mainly as a result of a full year production from the Tambar field (BP 55% and operator), which came on stream in July 2001. During the year BP acquired a further 5% interest in Gyda bringing BP's share to 61%. The Draugen field (BP 18.4%) experienced initial water breakthrough although new wells in Garn West and Rogn South have mitigated the decline.

     Our operations in the Netherlands primarily comprise gas storage services delivered from the Peak Gas Installation to assist in meeting peak demand requirements. This installation has a capacity of 17,000 mmcf and is capable of withdrawing 1,270 mmcf/d.

Rest of World

     In the Rest of World, areas of oil production in 2002 were Abu Dhabi, Algeria, Angola, Argentina, Australia, Azerbaijan, Bolivia, Canada, China, Colombia, Egypt, Indonesia, Pakistan, Russia, Sharjah, Trinidad, Venezuela and Qatar.

     The largest part of our share of natural gas production in 2002, in the Rest of World, came from Trinidad and Tobago and from Indonesia, with the remainder from Argentina, Australia, Bolivia, Canada, China, Colombia, Egypt, Pakistan, Vietnam and Sharjah.

Significant activity in Rest of World during 2002, included:

Canada

     -- In Canada our 2002 production was 105 mboe/d, down 12% from 2001, mainly due to natural field declines. Natural gas makes up 85% of Canada's production. During 2002, we drilled 50 wells (gross), 39 of which were operated by BP. In late 2002 we started up our Ojay production in Northeastern British Columbia, which was producing 15 mmcf/d of natural gas at year end.

Caribbean and Latin America:

     -- In Trinidad, gas sales increased by 22% and crude oil production increased by nearly 40%. The increase in natural gas sales was principally driven by the successful commissioning of Atlantic LNG Train 2 (50% BP supply) in the third quarter 2002, as well as expansion of the domestic sales contract with the National Gas Company of Trinidad and Tobago. During the year, BP completed the construction of the 48-inch offshore 'Bombax' gas pipeline, and successfully installed and commissioned the Kapok facility in anticipation of Train 3 commissioning (75% BP supply) in 2003.

     -- In Venezuela our four base assets are reactivation projects consisting of two operated properties and two non-operated properties under operating fee agreements to produce oil for the state oil company, Petroleos de Venezuela S.A. (PDVSA). During the year, as a result of the Veba transaction, the Cerro Negro asset was added to the portfolio. As part of this transaction we have entered into a sales agreement with Petro-Canada for the Cerro Negro asset and we have been seeking resolution of the outstanding approvals in order to complete the sale. As a result of a loss of reservoir pressure, reserve write downs in LL652 and Boqueron were taken during the year. The Venezuelan National strike action began to impact production by mid-December 2002. In January 2003, PDVSA started to slowly ramp up production and by mid-March 2003, BP's production was approaching pre-strike levels.

     -- The Colombian activity is made up of mature producing assets (Cusiana/Cupiagua fields, BP 19%), assets under appraisal/development (Recetor (BP 40%) and Florena/Pauto (BP 50%) fields). Decline in the mature producing assets has been compensated by well work and new production coming from the appraisal/development areas which now account for 40% of the production. A facility expansion will allow Florena and Pauto to further increase production during 2003. Phase I development of the Recetor extension of Cupiagua field was successfully completed and Phase II has commenced.

     -- In Argentina and Bolivia, activity is conducted via our participation in Pan American Energy (PAE) (BP 60%). In addition, PAE in turn owns 50.001% of Empresa Petrolera Chaco, a Bolivian oil and gas company.

          In 2002, oil production increased by around 7% over 2001, largely as a result of a major drilling programme in Golfo San Jorge. Gas production increased by 6% over 2001. The significant increase arose in Cerro Dragon and in the Northwest Basin, where new treatment plants were completed and extended respectively.

          Despite a severely depressed economy in Argentina, PAE was successful in increasing its natural gas market share from 12% to 13% during 2002. PAE also has interests in NGL plants, oil and natural gas pipelines, electricity generation plants, and other midstream infrastructure.

Africa

     Angola

     Angola is one of our five new profit centers where progression of several key projects provides the foundation for volume growth over the next few years. These projects include the following activities:

     -- The ramp up of the Girassol field in Block 17 (BP 16.7%) was successful, achieving plateau production within three months of field start-up. The Jasmim project, a tie-back to the Girassol hub, commenced construction in the first quarter of 2002.

     -- In Block 15 (BP 26.7%), development activities progressed on Kizomba A, expected to start up by late 2004. During the year Xikomba and Kizomba B development projects commenced.

     -- In Block 18 (BP 50% and operator), work has continued on the Greater Plutonio development, with front-end engineering and design completed in the fourth quarter of 2002.

     -- BP is participating in studies to evaluate gas solutions, as part of the Angola LNG project. (BP 12%).

     Egypt

     --   In  Egypt,  the  Gulf  of  Suez  Petroleum  Company  (GUPCO),  a joint operating company with BP and the Egyptian General Petroleum Corporation, carries out our oil production operations. GUPCO operates seven production-sharing contracts in the Gulf of Suez and Western Desert, encompassing more than forty fields. New start-ups included Esma, North Razzak and Edfu.

     -- Gas production in Egypt grew 35% with Ha'py (BP 50%) and Baltim (BP 50%) and Temsah (BP 50%) fields ramping up and Akhen field (BP 50%) contributing from the third quarter of 2002. In 2002, BP's entitlement gas production reached 256 mmscfd, underpinned by agreements to supply to the domestic Egyptian market from these and other Nile Delta fields.

     -- BP has a 33% interest in a joint venture United Gas Derivatives, which operates the Med NGL project. The project involves the construction of a 1.1 bcf/d NGL plant, progressed in 2002.

     Algeria

     -- In Algeria, BP and the Algerian state company, Sonatrach, continued to progress the development of the In Salah project (BP 65%). The first stage comprises the development of four of the seven deep Saharan natural gas fields expected to supply the fast-growing markets of Southern Europe.

     -- In November 2002, BP and Sonatrach reached agreement to expand the In Amenas (BP 100%) project scope, enhancing the plant size from two to three trains in the development of the gas condensate field. The In Amenas Engineering, Procurement and Construction contract was been awarded to KBR/JGC engineering company.

     -- Following completion of a technical reassessment in September 2002, a reserve write down was made on Rhourde El Baguel (BP 60%).

Middle East and Pakistan

     -- Production in the Gulf States was dominated by the production entitlement of associated undertakings in Abu Dhabi where we have equity interests of 9.5% and 14.7% in onshore and offshore concessions. In 2002 production in Abu Dhabi was down from 2001 as a result of OPEC cuts.

     -- Sharjah natural gas production was down 16% on 2001, although the decline in 2002 was moderated by plant modifications and successful drilling activities in 2001.

     --   In Qatar, BP divested its interest in the Al Rayaan development.

     -- The operator continues to progress negotiations on Core Venture 1 in Saudi Arabia, in which BP has a 25% stake.

     -- In Iran we continue to evaluate a number of potential opportunities including the Ahwaz Bangestan redevelopment and a South Pars LNG project. At this stage, no agreements have yet been concluded that commit BP to any significant investments in Iran.

     -- In Pakistan, BP is the largest foreign operator producing 47% of the country's oil and 8.5% of its natural gas on a gross basis. In 2002, production was up 42% compared to 2001 as the Company has deepened its interest in the Badin field. During 2002 we disposed of our interest in the Qadirpur field to KUFPEC, for $80.6 million.

Azerbaijan and Russia

     Azerbaijan

     --   BP, as  operator of the  Azerbaijan  International  Operating  Company
          (AIOC), manages and has a 34.1% interest in the  Azeri-Chirag-Gunashli
          (ACG) oil fields under the Caspian Sea, offshore Azerbaijan. In 2002, ACG production grew from the Chirag 1 platform. The staged development of the full field made good progress with execution of Central Azeri projects (previously referred to as ACG Phase 1). The second phase of development on West and East Azeri commenced on 1 September 2002 for which the following contracts were awarded:

          --   CWP Topsides to AMEC and Tekfen Azfen
          --   West Azeri/East Azeri Topsides to McDermott
          --   West Azeri/East Azeri Accommodation to Emtunga

          The Engineering Procurement Contract for ACG Phase 3 was awarded to AMEC in September 2002.

     -- A staged plan has been developed for the Shah Deniz natural gas field (BP 25.5% and operator). Progress was made on partner, government, transportation and related agreements.

     Russia

     -- In Russia, we acquired an additional 15% plus 1 share interest in Sidanco in April 2002, raising our equity to 25% plus 1 share, in line with our previous voting rights. BP seconded personnel hold a number of the senior management positions and a BP executive acts as Chairman of the Sidanco Board of Directors. Production growth exceeded the equity increase, rising 270% to 74 mb/d compared with 2001. The interest in Sidanco will become part of our new Russian joint venture, TNK-BP.

     Far East and Australia

     -- In Indonesia, BP is the largest supplier of natural gas to Java. In addition, BP participates in Indonesia's LNG exports through its Sanga-Sanga Production Sharing Contract (PSC) holding (38% BP). BP holds 26% directly and 12% via its associate company VICO. Sanga-Sanga delivers 30% of the total gas feed to the Bontang LNG plant.

     -- In China, the Yacheng field (BP 34% and operator) supplies 100% of the natural gas supply for power generation into Hong Kong where it is sold to Castle Peak Power Company under a long-term contract. Some natural gas and all the crude oil is piped to Hainan Island where the natural gas is sold to the Fuel and Chemical Company of Hainan also under a long-term contract. In 2002 the remaining four platforms (out of a total of six platforms) on the QHD oil field (BP 24.5%) were installed and commissioned allowing the field to reach plateau late in 2002.

     -- In Vietnam, construction, installation and commissioning of the onshore/offshore production and transportation system was completed for the Lan Tay Platform (BP 35% and operator). In November 2002 first gas was produced. Lan Tay gas is sold under a long-term agreement for electricity generation in Southern Vietnam.

Midstream Activities

Oil and Natural Gas Transportation

     The Group has direct or indirect interests in certain crude oil transportation systems, the principal ones of which are the Trans Alaska Pipeline System (TAPS) in the USA and the Forties Pipelines System (FPS) in the UK sector of the North Sea. We also operate the Central Area Transmission System
(CATS) for natural gas in the UK sector of the North Sea.

     BP, as AIOC operator, manages and holds a 30.1% interest in the Baku-Tbilisi-Ceyhan (BTC) oil pipeline currently under construction. AIOC operates the Western Export Route Pipeline between Azerbaijan and Black Sea coast of Georgia and the Azeri leg of the Northern Export Route Pipeline between Azerbaijan and Russia.

     Our onshore US crude oil and product pipelines and related transportation assets are included under 'Refining and Marketing' in this item. Revenue is earned on pipelines through charging tariffs. Our gas marketing business is described under 'Gas, Power and Renewables' in this item.

     Significant activity in oil and natural gas transportation during 2002 included:

Alaska

     -- BP owns a 46.9% interest in TAPS, with the balance owned by five other companies. TAPS transported production from Prudhoe Bay and the other North Slope fields averaging 1,004 mb/d.

          There are a number of unresolved protests regarding tariffs charged for shipping oil through the Northstar Pipeline (BP 98.8% and operator) and TAPS. These protests were filed between 1994 and 2002 with the Federal Energy Regulatory Commission and the Regulatory Commission of Alaska (RCA). The RCA recently issued an Order requiring refunds to be made to shippers of intra-state crude oil through TAPS. BP has appealed this Order to the Alaska Superior Court.

          The use of US-built and US-flagged ships is required when transporting Alaskan oil to markets in the USA. In accordance with this, BP America Inc. has a chartered fleet of 10 US-flagged tankers to transport

          Alaskan crude oil to markets. Over the next few years, we plan to begin replacing our US-flagged fleet as existing ships are retired in accordance with the Oil Pollution Act of 1990. For discussion of the Oil Pollution Act of 1990, see Environmental Protection -- Marine Oil Spill Regulations within Item 4. BP has contracted for the delivery of four 1.3 million-barrel-capacity, double-hull tankers for use in transporting North Slope oil to West Coast refineries. The ships are being constructed by NASSCO in San Diego with deliveries in years 2004, 2005 and 2006.

North Sea

     -- FPS in the UK (BP 100%) is an integrated oil and NGL transportation and processing system that handles production from over 40 fields in the Central North Sea. The system has a capacity of more than 1 mmb/d, with average throughput in 2002 at 820 mb/d.

     -- BP operates and has a 29.5% interest in CATS, a 400-kilometre natural gas pipeline system in the central UK sector of the North Sea. The pipeline has a transportation capacity of 1.7 bcf/d to a natural gas terminal at Teesside, Northeast England. CATS offers natural gas transportation services or transportation and processing via two 600 mmcf/d processing trains. In 2002, throughput was 1.7 bcf/d.

Asia (including the former Soviet Union)

     -- For the BTC oil pipeline, detailed engineering was completed in mid 2002 and the project was approved for construction by partners on 1 August. BP diluted its equity in the project to 30.1% in 2002, consistent with its upstream throughput requirements. Extensive consultations have been carried out with landowners along the pipeline corridor, affected communities, national government institutions, and other interested parties during 2002 to gain input into the project. Environmental and Social Impact Assessments have been approved in Azerbaijan, Georgia and Turkey. Land acquisition has commenced in all three countries and follows World Bank Policy guidelines. The pipeline crosses no IUCN category I-IV reserves and the route avoids the need for any resettlement of population.

     -- Through the LukArco Joint Venture BP holds a 5.75% interest in the Caspian Pipeline Consortium (CPC) pipeline. CPC is a 1,510-kilometre pipeline from Kazakhstan to the Russian port of Novorossiysk. The pipeline has an initial capacity of 28.2 million tonnes (approximately 225 mmboe) a year and carries crude oil from the Tengiz field (BP 2.3%). In addition to our interest in LukArco, we hold a separate 0.87% interest in CPC.

Gulf of Mexico

     --   Construction   continued  on  the  Mardi  Gras  pipeline   system  (BP
          approximately 65% and operator). When complete, the network of pipelines will extend, in total, more than 450 miles, and lie in waters of greater than 7,000 feet deep. It will be the largest capacity deepwater pipeline ever built.

Liquefied Natural Gas

     Within BP, Exploration and Production is responsible for the supply of LNG and Gas, Power and Renewables is responsible for the subsequent marketing and distribution of LNG (see details under 'Gas, Power and Renewables -- New Market Development and LNG' in this item).

     Significant activity during 2002 included the following:

     -- We have a 10% equity shareholding in the Abu Dhabi Gas Liquefaction Company, which in 2002 supplied 5.3 million tonnes of LNG, down 3% on 2001.

     -- In Australia the North West Shelf Venture (BP 16.7%) was successful in securing a long-term LNG supply contract, to supply the first 3.2 mmtpa for Guangdong terminal commencing in 2006. LNG Train 4 is progressing both on schedule and budget.

     -- In Indonesia, VICO is a jointly owned operating company held 50:50 by BP and ENI/Lasmo. It operates the Sanga-Sanga PSC in East Kalimantan on behalf of BP (38%) and ENI/Lasmo, as well as CPC (Taiwan) and a consortium of JAPEX, Osaka Gas, JNOC, Nippon Mining, and Nissho Iwai.

          In addition, we have interests in the Wiriagar (BP 38% and operator, post-CNOOC sale), Berau (BP 48% and operator) and Muturi (BP 1%, post-CNOOC sale) PSC's in Northwest Papua. These PSCs will provide the natural gas feed to the Tangguh LNG project, which is expected to become the third LNG centre in Indonesia.

          In September 2002, an agreement was signed for the supply of 2.6 million tonnes per year of LNG to Fujian. Concurrent with the signing of the LNG supply agreement, BP entered into a Heads of Agreement with CNOOC to sell 12.5% of BP's 49.7% interest in Tangguh. The government of Indonesia approved the project's environmental and social impact assessment in October 2002. Evaluation of the technical bids for the LNG Plant was also completed in October. In addition, front-end engineering and design work was completed for the pipelines and platforms in the fourth quarter of 2002.

     -- In Trinidad, Atlantic LNG Train 2 (BP 42%) was successfully commissioned in the third quarter, with first LNG sales taking place in August. Front-end engineering and design for LNG Train 4 (4.8 million tonnes per annum) was completed, and negotiations with partners and the government of Trinidad and Tobago are progressing.

     -- In Trinidad, we announced our agreement to own a 37% share in the Atlas methanol plant, with Methanex, the Canadian operator, holding the remainder. BP, through its customer NGC, will supply 100% of the natural gas demand for the plant. Plant construction continues with first sales planned in first quarter of 2004.

                            GAS, POWER AND RENEWABLES


     The strategic purpose of the Gas, Power and Renewables segment is to maximize the value of BP's gas through marketing, to enhance the value of BP's natural gas liquids production and to build a profitable renewables business. On January 1, 2002, the solar, renewables and alternative fuels business activities were transferred to the Gas and Power business from Other Businesses and Corporate. To reflect this transfer, Gas and Power was renamed Gas, Power and Renewables from the same date and the financial information for 2000 and 2001 has been restated.

     The segment is organized into four main activities: marketing and trading; natural gas liquids (NGL); new market development and LNG; and solar and renewables.

                                                                         Years ended December 31,
                                                                     --------------------------------
                                                                       2002         2001         2000
                                                                     ------       ------      -------
                                                                                ($ million)
Turnover .......................................................     37,357       39,442       21,203
Total replacement cost operating profit ........................        354          488          532
Total assets....................................................      6,927        5,775        6,997
Capital expenditure and acquisitions............................        408          492          376

     We seek to maximize the value of our gas by targeting higher value customer segments in selected markets and to optimize supply around our physical and contractual assets. Marketing and trading activities are focused on the relatively open and liberalized natural gas and power markets of North America, the United Kingdom and certain parts of continental Europe. Some elements of long-term natural gas contracting activity are also still included within the Exploration and Production business segment.

     During 2002 we sold our 25.5% interest in Ruhrgas, which had been announced in 2001 as part of the Veba deal.

     Our NGLs business is engaged in the processing, fractionation and marketing of ethane, propane, butanes and pentanes extracted from natural gas. Our NGL activity is underpinned by our upstream asset base and serves markets for both chemicals and clean fuels and also supplies BP's chemicals and refining activities.

     New market development and LNG activities involve developing opportunities to capture sales for our upstream natural gas resources, and are conducted in close collaboration with the Exploration and Production business. Our strategy is to capture a disproportionate share of growth in the international demand for natural gas and is focused on markets which offer significant prospects for growth. These include the USA, Canada, Spain and many of the emerging markets of the Asia Pacific region, notably China, where we believe there could be substantial growth in demand. For our undeveloped gas, we believe the key is to gain markets ahead of supply with a longer-term aim of allowing gas resources to move into the market with the same ease that oil does today. Our LNG activities involve the marketing of BP and third party LNG.

     Our solar and renewables business activities include the development, production and marketing of solar panels and the development of wind farms on specific company sites.

     Our other activities include several gas-fired power generation projects, where our principal focus is on projects that monetize our equity natural gas and/or reduce Group power costs and reduce overall emissions.

Marketing and Trading Activities

     Our gas marketing and trading activities are concentrated in the markets of North America and the United Kingdom. Gas sales volumes have increased from 18.8 bcf/d in 2001 to 21.6 bcf/d in 2002. Most of this growth was realized in the USA and Canada. Canada volumes are reported in the Rest of World volumes.

                                                                          Years ended December 31,
                                                                      --------------------------------
Gas sales volumes (a)                                                   2002         2001         2000
                                                                      ------       ------       ------
                                                                        (million cubic feet per day)
UK.............................................................        2,372        2,641        2,526
Rest of Europe.................................................          399          213          178
USA............................................................        9,315        8,327        6,524
Rest of World..................................................        9,535        7,613        5,243
                                                                      ------       ------       ------
Total..........................................................       21,621       18,794       14,471
                                                                      ======       ======       ======

----------

(a)  Includes marketing, trading and supply sales.

     Our policy toward natural gas price risk is described in Item 11 -- Quantitative and Qualitative Disclosures about Market Risk.

North America

     BP is one of the leading marketers and traders of natural gas in North America, the world's largest natural gas market, a business which has been built on the foundation of our position as the continent's leading producer of gas. Our North American total natural gas sales volumes have grown from 9.7 bcf/d in 2000 to 13.4 bcf/d in 2001 and to 16.1 bcf/d in 2002. Of these sales volumes,
3.6 bcf/d was supplied from BP upstream producing operations in 2000, increasing to 4.1 bcf/d in 2001 and 4.0 bcf/d in 2002.

     Our North American natural gas marketing and trading strategy seeks to provide unconstrained market access for BP's equity gas, increase gross margin through targeting higher value customer segments and optimizing around our network of connected assets to reduce cost of goods sold. These assets could include those owned by BP and those contractually accessed through agreements with third parties.

United Kingdom

     The natural gas market in the UK is significant in size and is one of the most progressive in terms of deregulation when compared with other European markets. BP is one of the largest producers of natural gas in the UK. Our total natural gas sales volumes in the UK were 2.4 bcf/d in 2002, 2.6 bcf/d in 2001 and 2.5 bcf/d in 2000. Of these volumes 1.6 bcf/d (2001 1.7 bcf/d and 2000 1.7 bcf/d) were supplied from BP's upstream producing operations. Some of the natural gas is sold under long-term natural gas supply contracts to customers such as Centrica, the largest distributor of gas in the UK. However, the majority of natural gas sales are to commercial and industrial customers, power generation companies and via long-term supply deals with other gas wholesalers. We also sell physical natural gas on the UK spot market.

     We have a 10% interest in the Interconnector, a 1.9-bcf/d, 240-kilometre, 40-inch diameter sub-sea natural gas pipeline between Bacton in the UK and Zeebrugge in Belgium, which effectively links the natural gas markets of the UK and continental Europe.

     In June 2002 we sold our contract energy management business to Elyo.

Rest of Europe

     We are building a natural gas and power marketing and trading business in Europe. Our interest in the European market is driven by the size and growth potential of the market, deregulation and the proximity of BP natural gas supplies.

     In Europe our main marketing activities are in Spain. The Spanish natural gas market has continued to grow and has liberalized at a faster rate than required by European law, with full market opening effective as from January 2003. Over the last two and a half years in Spain we have continued to build our position as the leading new entrant, maintaining our position as number two behind the incumbent Gas Natural. In July 2002 we purchased 5% of the shares in Enagas, the owner and operator of the majority of the Spanish grid and Spain's three existing regas terminals.

Natural Gas Liquids

                                                                  Years ended December 31,
                                                              --------------------------------
NGL sales volumes                                               2002         2001         2000
                                                              ------       ------       ------
                                                                  (thousand barrels per day)
UK.....................................................           --           --           --
Rest of Europe.........................................           --           --           --
USA....................................................          208          221          154
Rest of World..........................................          202          189          195
                                                              ------       ------       ------
Total..................................................          410          410          349
                                                              ======       ======       ======

     BP is one of the largest marketers of NGLs in North America and considers NGLs as an integral part of the overall natural gas value chain. A significant portion of BP's NGLs are marketed on a wholesale basis under annual supply contracts that provide for price redetermination based on prevailing market prices.

     NGLs are also supplied to our chemical and refining activities. We operate natural gas processing facilities across North America with a total capacity of
8.3 bcf/d. We own or have an interest in fractionation plants in Canada and the United States.

New Market Development and LNG

     Our new market development and LNG activities are focused on developing worldwide opportunities to capture international natural gas sales for our upstream natural gas resources.

     BP's major existing LNG supplies are from Trinidad and Tobago, ADGAS in Abu Dhabi and the North West Shelf in Australia. We also supply gas (from VICO) to the Bontang LNG project in Indonesia. Additional LNG supplies and gas monetization are being pursued through expansions of existing LNG plants in Trinidad and Tobago, the North West Shelf in Australia, and greenfield developments such as Tangguh in Indonesia.

     In Trinidad, a second LNG train commenced operations in August 2002, with initial deliveries to Lake Charles, Louisiana. A third train is scheduled to start-up in 2003. In the Spanish market, construction continued on the integrated LNG regasification and power generation facility at Bilbao (BP 25%), which should start-up in 2003. BP has secured 250 mmcf/d regasification capacity in Cove Point, Maryland that should commence operations in 2003. We plan to deliver LNG from Trinidad to the Cove Point regasification facility upon start-up. Short-term contracts for LNG supply were signed with ADGAS and Qatar in October 2002. These LNG supplies will allow us to further optimize our Atlantic LNG marketing business.

     In the rapidly growing South China market, BP continued to develop a leading gas supply position. Development of the Guangdong LNG Terminal and Trunkline project (BP 30%) continued and bids were solicited for gas supply totalling 3.3 million tonnes per annum of LNG. The Australia North West Shelf consortium (BP 16.7%) was selected as the winner of this initial sales contract, which was signed in October, 2002 and is due to commence delivery in 2006.

     The Chinese government announced plans for a second LNG terminal, in Fujian province, and an agreement was signed in September 2002 to supply 2.6 million tonnes per annum to the terminal from Indonesia's Tangguh natural gas project (BP 37.2% from January 1, 2003).

     In November 2002, BP took delivery of the first of three new leased LNG ships from Samsung Heavy Industries in Korea. Two more LNG ships should be delivered during 2003. These ships will be employed in the Asia-Pacific and Atlantic trades, delivering from LNG suppliers to market positions established by BP and others.

Solar and Renewables

     Global market trends demonstrate a move towards greener energy sources, including solar and wind. BP intends to shape and develop this market from a base as one of the world's leading solar companies. In November 2002 BP announced it would concentrate on its key markets supported by growth in worldwide manufacturing of its crystalline-based products, and would cease manufacturing its thin film solar modules.

     Our solar energy business in 2002 grew in excess of 20% as sales reached a total of 67 megawatts (MW) of solar panels generating capacity (2001, 55 MW). To expand the market for solar, we initiated plans to extend the brand directly into residential and consumer markets with a launch in January 2003 in California.

     Major projects in 2002 included the completion of a $10 million project to power 1,852 schools in remote areas of Brazil and a $3 million project to power telecommunication systems in remote areas of Peru, benefiting 3 million people. BP and partners have also been selected to supply an on-grid, solar power system to China's Shenzhen Citizen Center, a new building providing municipal facilities.

     We are building expertise in wind energy and implementing wind projects on selected BP sites. In 2002 we announced the start-up of our 22.5 megawatt wind farm at the Nerefco oil refinery in the Netherlands, which provides electricity to the refinery and the local grid. The refinery and the wind farm are jointly owned with ChevronTexaco (BP 69%).

Other Activities

     We participate in power projects that support the marketing and sale of our natural gas and in cogeneration projects on certain BP refining and chemical manufacturing sites. We currently have two major power generation construction projects underway: the LNG regasification and power generation facility at Bilbao (BP 25%) and a 570 MW cogeneration plant as part of a 50:50 joint venture with Cinergy Solutions, Inc. at Texas City,Texas, which is BP's largest refining and petrochemical complex. BP will supply natural gas to the Texas City plant and will use the excess generation capacity to support power marketing and trading activities.

     During the year our 400 MW gas-fired power plant at Great Yarmouth in the UK completed its performance and grid connection tests. We are operating the plant and selling electric power, with BP providing the natural gas to the plant.

     In alternative fuels, we are exploring market opportunities for hydrogen fuel cells through participation in various industry projects and organisations promoting fuel cells for transport and stationary power.

                             REFINING AND MARKETING

     Our Refining and Marketing business is responsible for the supply and trading, refining, marketing and transportation of crude oil and petroleum products to wholesale and retail customers. BP markets our products in over 100 countries. We operate primarily in Europe and North America, but also market our products across Australasia and in parts of South East Asia, Africa and Central and South America.

                                                                                  Years ended December 31,
                                                                             --------------------------------
                                                                                2002         2001         2000
                                                                            --------     --------    ---------
                                                                                         ($ million)

Turnover (a)...........................................................      125,836      120,233      107,883
Total replacement cost operating profit................................          872        3,573        3,486
Total assets...........................................................       55,815       43,553       46,288
Capital expenditure and acquisitions...................................        7,753        2,415        8,693

                                                                                       ($ per barrel)
Global Indicator Refining Margin (b)...................................         2.11         4.06         4.22

----------

(a) Excludes BP's share of joint venture turnover of $415 million in 2002, $403 million in 2001 and $13,112 million in 2000.

(b) The Global Indicator Refining Margin is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

     There are four areas of business in Refining and Marketing: Refining, Retail, Lubricants and Business to Business Marketing. Our strategy is to grow through focused investment in key assets and market positions. In all areas we aim for greater operational efficiency and, at the same time, we seek to improve our asset portfolio. The acquisition of Veba's marketing and refining operations provides an important addition of high quality assets to our operations.

     Refining and Marketing manages a portfolio of assets that we believe are competitively advantaged across the chain of downstream activities. Such advantage may derive from several factors, including location, operating cost and physical asset quality.

     We are one of the leading refiners of gasoline and hydrocarbon products in the USA, Europe and Australia. We have significant retail and business to business market positions in the USA, UK, Germany and the rest of Europe, Australasia, Africa and South East Asia and we are enhancing our presence in China and Mexico.

     BP acquired Veba's retail and refining assets in Germany and Central Europe in 2002. The Veba acquisition makes BP the retail market leader in Germany and Austria, and substantially strengthens BP's position in Poland and in several other Central European countries. Veba's retail stations are branded Aral and BP is in the process of rebranding its BP branded stations in Germany to the Aral brand. Veba has interests in five refineries in Germany. As a condition of the approval of the acquisition of Veba, BP was, amongst other things, required to divest approximately 4% of its retail market share in Germany and a significant portion of its Bayernoil refining interests. The $146 million sale of 494 retail sites in the northern and northeastern part of Germany to PKN Orlen, announced in December 2002 and the $394 million sale of retail and refinery assets in Germany and Central Europe to OMV announced in February 2003 will complete the divestments required.

     BP continues to optimize its Downstream portfolio through selective dispositions. In 2002 BP divested its Yorktown, Virginia refinery, BP's equity interest in the Colonial Pipeline, BP's Cyprus and Oman retail assets and various small retail assets throughout the USA and Europe.

     The number of employees at December 31, 2002 was 73,350, an increase of approximately 8,750 from year-end 2001.

Refining

     The Company's global refining strategy is to own interests in and to operate advantaged refineries that provide supplies for its marketing operations and/or are integrated with other parts of the Group's business. Refining's focus remains continuing safe, reliable, and efficient operations of the refining system and income growth.

     For BP, advantaged refinery characteristics relate to the refinery's position in relation to the market, the refinery's ability to support our clean fuels strategy, and the value created through the integration with other parts of the Group's business. Efficient operations are measured primarily using regional refining surveys. The surveys assess our competitive position against benchmarked industry measures such as costs per barrel. Investment in our refineries is focused on maintaining our competitive position and developing the capability to produce the cleaner fuels and the enhanced quality products that meet our customers and the communities' requirements.

     In line with the Company's global refining strategy, we completed the sale of the Yorktown, Virginia refinery to Giant Industries, Inc. on May 13, 2002. We have also announced our intention to sell our 33% equity interest in the Singapore Refining Company (SRC). In February 2003 we announced the divestment of a 45% interest in our Bayernoil refinery, as required in connection with the acquisition of Veba.

     The  following   table   summarizes  the  BP  Group   interests  and  crude
distillation capacities (at December 31, 2002):


                                                                                          Crude distillation
                                                                                            capacities (a)
                                                         Group interest(b)                                BP
                           Refinery                             %                         Total        Share(c)
                           --------                      --------------                  ------       ------
UK                         Coryton*                              100.00                     172          172
                           Grangemouth*                          100.00                     205          205
                                                                                          -----        -----
Total UK                                                                                    377          377
                                                                                          -----        -----
Rest of Europe
France                     Lavera*                               100.00                     218          218
                           Reichstett                             17.00                      84           14
Germany                    Bayernoil*                             67.50                     267          180
                           Gelsenkirchen*                         50.00                     266          133
                           Karlsruhe                              12.00                     308           37
                           Lingen*                               100.00                      87           87
                           Neuhof*+                              100.00                      --           --
                           Schwedt                                18.75                     221           41
Netherlands                Nerefco*                               69.00                     400          276
Spain                      Castellon*                            100.00                     110          110
Turkey                     Mersin*                                68.00                     100           68
                                                                                          -----        -----
Total Rest of Europe                                                                      2,061        1,164
                                                                                          -----        -----
USA
Califonia                  Carson*                               100.00                     260          260
Washington                 Cherry Point*                         100.00                     232          232
Indiana                    Whiting*                              100.00                     420          420
Ohio                       Toledo*                               100.00                     155          155
Texas                      Texas City*                           100.00                     470          470
                                                                                          -----        -----
Total USA                                                                                 1,537        1,537
                                                                                          -----        -----
Rest of World
Australia                  Bulwer*                               100.00                      90           90
                           Kwinana*                              100.00                     139          139
New Zealand                Whangerei                              23.66                     109           26
Singapore                  SRC*                                   33.00                     288           95
Kenya                      Mombasa                                17.00                      90           15
South Africa               Durban                                 50.00                     182           91
                                                                                          -----        -----
Total Rest of World                                                                         898          456
                                                                                          -----        -----
Total                                                                                     4,873        3,534
                                                                                          =====        =====

----------

*    Indicates refineries operated by BP.
+ Indicates lubricants refinery which does not have crude distillation capacity.

(a) Gross rated capacity is defined as the maximum achievable utilization of capacity (24-hour assessment) based on standard feed.

(b) BP share of equity, which is not necessarily the same as BP share of processing entitlements.

(c)  These are shown as BP share of capacities.

     The following table outlines by region the volume of crude oil and feedstock processed by BP for its own account and for third parties, and for the Group by other refiners under processing agreements. Corresponding BP refinery capacity utilization data are summarized.

                                                                                Years ended December 31,
                                                                            ---------------------------------
Refinery throughputs (a)                                                        2002         2001         2000
                                                                            --------     --------    ---------

                                                                                 (thousand barrels per day)

UK (b).................................................................          389          364          324
Rest of Europe (b).....................................................          918          663          602
USA....................................................................        1,439        1,526        1,625
Rest of World..........................................................          357          376          365
                                                                               -----        -----        -----
                                                                               3,103        2,929        2,916
For BP by others.......................................................           14           14           12
                                                                               -----        -----        -----

Total..................................................................        3,117        2,943        2,928
                                                                               =====        =====        =====

Refinery capacity utilization
Crude distillation capacity at December 31, (b) (c)....................        3,534        3,259        3,165
Crude distillation capacity utilization (d)............................           91%          94%          95%
  United States........................................................           93%          95%          97%
  Europe...............................................................           91%          94%          96%
  Rest of World........................................................           85%          93%          87%

----------

(a)  Refinery throughput reflects crude and other feedstock volumes.

(b)  Includes the BP share of the BP/Mobil joint venture until August 1, 2000.

(c) Gross rated capacity is defined as the maximum achievable utilization of capacity (24 hour assessment) based on standard feed.

(d) Crude distillation capacity utilization is defined as the percentage utilization of capacity per calendar day over the year after making allowances for average annual shutdowns at BP refineries (i.e. net rated capacity).

     BP's 2002 refinery throughput increased in the rest of Europe compared with 2001, primarily due to the Veba acquisition. The decrease in the USA over the same period is mainly due to the sale of the Yorktown, Virginia refinery.

Marketing

     Marketing comprises three business areas: Retail, Lubricants and Business to Business Marketing. We market a comprehensive range of refined oil products worldwide. These products include gasoline, gasoil, marine and aviation fuels, heating fuels, LPG, lubricants and bitumen.

     The following table sets out refined product sales by area. A significant increase in sales was achieved in 2002 as a result of the Veba acquisition.

                                                                                 Years ended December 31,
                                                                            ---------------------------------
Sales of refined products (a)                                                   2002         2001         2000
                                                                            --------     --------    ---------
                                                                                 (thousand barrels per day)
Marketing sales:
  UK(b)(c).............................................................          253          266          256
  Rest of Europe (b)...................................................        1,467        1,062          901
  USA..................................................................        1,874        1,866        1,783
  Rest of World........................................................          586          603          480
                                                                               -----        -----        -----
Total marketing sales (d)..............................................        4,180        3,797        3,420
Trading/supply sales (d)...............................................        2,383        2,409        2,103
                                                                               -----        -----        -----
Total refined products.................................................        6,563        6,206        5,523
                                                                               =====        =====        =====
                                                                                         ($ million)
Proceeds from sale of refined products (b).............................       87,520       82,241       74,239

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

     The following table sets out marketing sales by major product group:

                                                                                 Years ended December 31,
                                                                            ---------------------------------
Marketing sales by product                                                      2002         2001         2000
                                                                            --------     --------    ---------
                                                                                 (thousand barrels per day)
Aviation fuel..........................................................          529          515          474
Gasolines..............................................................        1,744        1,659        1,512
Middle distillates.....................................................        1,232        1,077          945
Fuel oil...............................................................          451          351          338
Other products.........................................................          224          195          151
                                                                               -----        -----        -----
Total marketing sales .................................................        4,180        3,797        3,420
                                                                               =====        =====        =====

     In marketing our aim is to grow gross margin by focusing on both volumes and unit gross margin. We do this by growing our customer base, both in existing and new markets, by attracting new customers and by covering a wider geographic area. We also work to improve the efficiency of our operations through reducing the cost of goods sold and improving our product mix. In addition, we recognize that our customers are demanding a wider choice of fuels, particularly fuels that are cleaner and more efficient. Through our integrated refining and marketing operations we believe we are able to meet these customer needs.

     During 2002 we continued implementation of our clean fuels initiative and became the largest retailer in California to eliminate MTBE in all the gasolines we sell.

Retail

     In retail, we differentiate between two distinct segments: a fuels segment in which we supply fuel to retail customers through dealers and jobbers, and a convenience segment, incorporating an integrated fuel and convenience store offering, the operation of which will either be directly managed or franchised. The strategic focus in this segment is to underpin or expand gross margin through selective investment in fast growing convenience and emerging markets and by driving efficiency in mature fuels markets. In order to achieve above market growth, we plan to concentrate our investment primarily in additional store space on existing real estate in our core metropolitan convenience markets. During 2002, our retail sales grew 7% in stores we also operated in 2001, a similar rate to the previous year. Retail fuel volumes grew by 10%, including the effect of the Veba acquisition.

                                                                                  Years ended December 31,
                                                                             --------------------------------
Shop sales (a)                                                                  2002         2001         2000
                                                                            --------     --------    ---------
                                                                                         ($ million)
UK.....................................................................          527          458          357
Rest of Europe.........................................................        2,638          904          663
USA....................................................................        1,585        1,510        1,251
Rest of World..........................................................          421          362          353
                                                                               -----        -----        -----
Total..................................................................        5,171        3,234        2,624
                                                                               =====        =====        =====
Direct-- managed.......................................................        1,869        1,650        1,397
Franchise..............................................................        3,216        1,504        1,154
Shop alliances.........................................................           86           80           73
                                                                               -----        -----        -----
Total..................................................................        5,171        3,234        2,624
                                                                               =====        =====        =====

----------

(a) Shop sales reported are sales through direct-managed stations, franchises and the BP share of shop alliances and joint ventures. Sales figures exclude sales taxes and lottery sales but include quick service restaurant sales. The sales include the BP share of the relevant sales within the BP/Mobil European joint venture until August 1, 2000.

     Our retail network is concentrated in Europe and the USA, with established operations in Australasia, South East Asia and Southern Africa as well. We are developing networks in China, Mexico and Russia.

     In 2002, we added approximately 3,200 service stations in Germany and Central Europe as a result of the Veba acquisition to increase BP's worldwide network to approximately 29,200 stations, most of them BP, Amoco, ARCO and Aral branded. BP expects its total number of service stations to decline in future years reflecting the continued optimization of the efficiency of our retail network and the mandated divestments required for approval of the Veba acquisition. The mandated divestments, which have been announced in December 2002 and February 2003, will result in the sale of about 800 retail sites in Germany and Central Europe.

     In 2002, we continued our rollout of BP Connect sites primarily in the UK and USA as part of our retail strategy that builds on our advantaged locations, strong market positions and brand. The BP Connect sites offer our customers cleaner fuels, a wider range of services and a distinctive food offer. The new BP Connects include new sites, razed and rebuilt sites, and extensive upgrading and remodelling of some existing stations. At December 31, 2002 486 BP Connect stations were open. In addition the number of stations with the new BP Helios design increased by about 5,500 during 2002.

     We also continue to improve the efficiency of our retail asset network through a process of regular review. Actions taken during 2002 have included divesting sites and networks. Alongside this activity, we have continued to upgrade existing sites and invest in new sites, principally in markets where we believe there is growing demand for our full convenience offer.

     At December 31, 2002, BP's retail network in the USA comprised approximately 14,900 service stations of which approximately 10,500 were jobber owned. Developments in the USA during 2002 included the strategic divestment of 349 service stations to concentrate our ownership of real estate in markets designated for development of the convenience offer. In the USA, we opened 80 BP Connect sites and increased the number of stations with the new BP Helios design by approximately 2,100.

     In the UK and the Rest of Europe, BP's network comprised about 10,500 service stations at December 31, 2002. In 2002 we opened 57 BP Connect sites in Europe with the majority being in the metropolitan London area. The number of stations throughout Europe which use the new BP Helios design grew by about 3,200. The Veba acquisition has significantly strengthened our retail position in Germany and Central Europe making BP the market leader in Germany and Austria by adding over 2,800 stations in Germany and 155 stations in Austria. In Central Europe, the Veba deal has added over 130 stations in the Czech Republic, Slovakia and Hungary. The combination of the BP and Veba network in Poland makes BP the largest foreign oil company in Poland with over 275 stations. In Russia, we continued to expand our retail network by adding 5 stations in 2002. Our 39 stations in the Moscow metropolitan area are expected to be part of TNK-BP, our Russian joint venture. In 2002 we sold our network of 70 service stations and several other assets in Cyprus to Hellenic Petroleum.

     At December 31, 2002 BP's retail network in the rest of the world comprised some 3,800 service stations. Our established networks are primarily in Australia, New Zealand, Southern Africa and South East Asia. BP is growing in China through two strategic alliances. BP's joint venture with PetroChina in Guangdong Province in the coastal region of China had 320 stations at December 31, 2002. BP has agreed in principle with Sinopec to form a second alliance through a joint venture to acquire, revamp or build 500 fuels service stations in the Zhejang Province, East China. The dual-branded service stations will sell gasoline produced by Sinopec and sell other petroleum products supplied by each partner. The Sinopec joint venture is expected to start development of sites in 2003. In addition, BP has 112 stations in Venezuela and 29 retail stations in Mexico.

     In March 2002, BP completed the sale of its 21 service stations in Japan to Japan Energy. BP's exit from retail marketing in Japan is not expected to have any impact on its other business activities there. In December 2002, BP sold its 49% stake in BP Oman SAOG to the state-owned Oman Oil Co. Ltd. This resulted in the disposal of 74 retail service stations and some aviation and other business to business activities. BP will continue to have a strong presence in Oman through its downstream aviation, lubricants and marine businesses and other activities. In Malaysia, BP sold 16 service stations and a small business to business activity to Petronas; the transaction was completed in December 2002.

Lubricants

     We manufacture and market lubricant products and also supply related products and services to business customers and end-consumers in over 60 countries directly, and to the rest of the world through local distributors. Our business is concentrated on the higher margin sectors of automotive lubricants, especially in the consumer sector, but also has a strong presence in business markets such as commercial vehicle fleets, marine and specialized industrial segments.

     We aim to achieve growth by further focusing our resources and capabilities on selected market spaces. Relentless customer focus, distinctive brands and superior technology remain the cornerstone of our long-term strategy.

     BP markets through its two major brands, Castrol and BP, and several secondary brands including Duckhams and Veedol. The Veba acquisition strengthened our lubricants position in Germany and in Central Europe with the addition of the Aral brand to the BP Lubricants portfolio.

     Our lubricants business is organized around the automotive segment as follows:

     Consumer markets: We supply lubricants, other products and related business services to intermediate customers (for example retailers, workshops) who in turn serve end-consumers (car, motorcycle, leisure craft owners) in the mature markets of Western Europe and North America and also in the fast growing markets of the developing world (e.g. Russia, China, India, Middle East, South America and Africa). The Castrol brand is recognized worldwide and we believe it provides us with a significant competitive advantage.

     Commercial vehicle and general industrial markets: We supply lubricants and lubricant-related services to the transportation industry and to automotive manufacturers.

Business to Business Marketing

     Our Business to Business Marketing encompasses marketing a comprehensive range of products to other businesses. This business aims to build relationships with customers that not only purchase a wide variety of products in large quantities but also additional services. Logistics plays a crucial role in this business. We aim to attract more customers through innovation in multi-product offers and cleaner fuels, packaged with a range of value-added services and solutions.

     Our aviation business sells fuels and lubricants to airlines and general aviation customers as well as providing technical services to airlines and airports. During the last few years, our aviation business has strengthened its position in established markets and pursued opportunities in new or emerging markets. The business now markets in approximately 95 countries and is the third largest jet fuel supplier globally.

     Our LPG businesses sell bulk, bottled, automotive and wholesale products to a wide range of customers in over 20 countries. During the past few years, our LPG business has strengthened its position in established markets, pursued opportunities in new and emerging markets and rationalized its operations. During 2002, we successfully commissioned China's largest underground Cavern complex for the storage of LPG.

     In our marine business we supply lubricants and fuels, on a global basis, to major shipping companies as well as to small fishing vessel operators. We are the leading global participant in the marine lubricants market and operate a network of offices and supply points in more than 900 ports across 90 countries.

     In our specialized industrial segment we supply metalworking fluids and lubricants alongside a range of business services, such as fluid management, to the metal component manufacturing sector. We also have a significant high performance industrial lubricants business in some key markets.

Supply and Trading

     We are one of the world's major traders of crude oil and refined products, dealing extensively in physical and futures markets. Our portfolio of purchases and sales is spread among spot, term, exchange and other arrangements, and covers a range of sources and customers to match the location and quality requirements of the Group's refineries and the various markets, while seeking to ensure flexibility and cost-competitiveness. In addition, the Group's oil-trading function undertakes trading in physical and paper markets in order to contribute to the Group's income.

     Refer to Item 11 -- Quantitative and Qualitative Disclosures About Market Risk for further information.

Transportation

     Our Refining and Marketing business owns, operates or has an interest in extensive transportation facilities for crude oil, refined products and petrochemical feedstock in the USA. It also has interests in a number of crude oil and product pipelines in the UK and the Rest of Europe.

     We transport crude oil to our refineries principally by ship and through pipelines from our import terminals. We have interests in seven major crude oil pipelines in the UK and the Rest of Europe and fifteen in the USA.

     Bulk products are transported between refineries and storage terminals by pipeline, ship, barge, and rail. Onward delivery to customers is primarily by road. We have interests in nine major product pipelines in the UK and the Rest of Europe and five in the USA.

     BP sold its 17.97% interest in the Colonial Pipeline to Koch Industries in November 2002, and took over operatorship of the Chicap Crude pipeline in September 2002. The Company still maintains its share of 29.2% in the Chicap.

Shipping

     BP Shipping owns or operates an international fleet of crude oil and product tankers and LNG carriers transporting cargoes for the Group and for third parties. It also offers a wide range of marine-related services to Group and third party customers.

     Excluding BP companies in the USA, at December 31, 2002 the Group controlled or operated an international fleet of 17 oil tankers and 6 LNG ships with total capacity of approximately 2.7 million deadweight tonnes (dwt). The Group had four very large crude carriers, five medium sized crude carriers, seven product carriers, and one North Sea shuttle tanker. It also operated one LNG carrier to trade globally, four LNG carriers for Abu Dhabi contracted gas, and one LNG carrier for the Western Australia North West Shelf (NWS) project. BP holds an interest in six NWS gas carriers of which this is one.

     BP Companies in the USA had seven large crude carriers, four medium crude carriers, and six product carriers totalling approximately 1.54 million dwt on long-term charter. BP owns four barges totalling 0.01 million dwt.

     BP is in the middle of a new building programme which saw four ships delivered into service in 2002.

     In addition Group companies around the world charter a large number of vessels.

                                    CHEMICALS

     Our petrochemicals business is a major producer of chemicals through subsidiaries, joint ventures and associated undertakings. BP has operations principally in the USA and Europe. We are increasing our activities in the Asia-Pacific region. The petrochemicals segment is also responsible for the supply, marketing and distribution of chemical products to bulk, wholesale and retail customers.

                                                                                Years ended December 31,
                                                                            --------------------------------
                                                                                2002         2001       2000
                                                                            --------     --------  ---------
                                                                                       ($ million)
Turnover (a)...........................................................       13,064       11,515     11,247
Total replacement cost operating profit ...............................          515          128        760
Total assets...........................................................       16,595       15,098     13,674
Capital expenditure and acquisitions...................................          823        1,926      1,585
                                                                                         ($/tonne)
Chemicals Indicator Margin (b).........................................          102(c)       109        126

----------

(a) Excludes BP's share of joint venture turnover of $511 million in 2002, $102 million in 2001, and $67 million in 2000.

(b) The Chemicals Indicator Margin (CIM) is a weighted average of externally based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(c) Provisional. The data for the current year is based on eleven months of actual data and one month of provisional data.

     2002 was the first full year of operations following the acquisition of the 50% of Erdoelchemie we did not already own, and the Solvay transaction, which resulted in the transfer of Solvay's US and European polypropylene businesses to BP, the transfer of BP's engineering polymers buisness to Solvay, and the combination of the two companies' European and US high-density polyethylene businesses. Erdoelchemie has been renamed BP Koeln. In 2002, we acquired the chemicals interests of Veba. We also continued to high grade our portfolio, expand our existing capacity by debottlenecking or with new plant additions and reduce our cost base. Since 2001, these efforts have grown capacity by 7% and increased our efficiency by reducing cash fixed costs per tonne of capacity by 6%.

     BP is now the world's third largest petrochemicals company in terms of capacity, and manufactures and markets more than 26 million tonnes of products each year.

     The following table shows BP production capacity (kilotonnes per annum (ktepa)) by product and by region at December 31, 2002.

                                                                Rest of                   Rest of
Capacity by Region (a)                                  UK       Europe          USA        World        Total
                                                   -------      -------      -------      -------      -------

PTA......................................               --        1,180        2,481        2,246        5,907
PX.......................................               --          583        2,320           --        2,903
Ethylene and related co-products.........            1,575        4,247        2,267           64        8,153
Polypropylene............................              270        1,052        1,276           --        2,598
HDPE.....................................              165          617          412          530        1,724
Acrylonitrile/Acetonitrile...............               --          300          677           --          977
Acetic acid..............................              781           --          491          875        2,147
Other....................................            1,843        5,365        2,154          342        9,704
                                                    ------       ------       ------       ------       ------
Total                                                4,634       13,344       12,078        4,057       34,113
                                                    ======       ======       ======       ======       ======

------------

(a) Includes BP share of joint ventures, associated undertakings and other interests in production.

     Approximately 2,100 ktepa of our production capacity increase from 2001 resulted from our acquisition of Veba.

     During the year, we completely reviewed our strategy and are now focusing on seven core products. The outcome of the review is to pursue a strategy aimed at providing industry-leading performance in all aspects of our activities. The mechanisms for achieving this objective are:

     Differentiation -- creating a material and differentiated portfolio, which, by matching our products and services with customer needs, and through selective integration, creates distinctive performance in our chosen areas of various value chains.

     Focus -- growing seven core products where our emphasis is on developing and retaining advantaged positions. In addition we have a number of closely associated products.

     Capability -- further developing our functional  capabilities in innovative
proprietary  technology,   world-class  manufacturing,   market  excellence  and
commercial optimization.

     The seven core products within our portfolio are:

Purified Terephthalic Acid (PTA)

     PTA is important as a raw material for the manufacture of polyester used in textiles, fibres and films. BP is the world's largest producer of PTA, with an interest in approximately 20% of the world's PTA capacity. PTA is manufactured at Cooper River, South Carolina and Decatur, Alabama, in the USA, Geel in
Belgium,  and  Kuantan  in  Malaysia.   We  also  produce  PTA  through  Samsung
Petrochemical Company (SPC) in Korea (BP 35%), China American Petrochemical Company (CAPCO) in Taiwan (BP 50%), PT Ami in Indonesia (BP 50%) and Rhodiaco in Brazil (BP 49%). The sites in Taiwan, Korea, Belgium and the USA are among the largest PTA production sites in the world.

Major Activities

     -- During 2001, construction began on a new PTA plant in Taiwan. The plant, to be operated by our CAPCO joint venture, will add 700 ktepa capacity and is expected to commence operation during 2003.

     -- Construction on the Zhuhai (BP 85%) plant was completed in early 2003 and operation has commenced. This plant will add 350 ktepa capacity.

     -- BP further refined its options for the site of the next European PTA investment. This is intended to be a world-scale development located in Northwestern Europe which will take into account integration with customers and feedstock.

     -- BP, in collaboration with several industry partners, has developed a polyethylene terephthalate (PET) beer bottle. We believe this to be technically best in class and cost competitive with glass. Market evaluation and roll out occurred during 2002. The aim is to establish PET as a competitive third packaging material in the global beer market, potentially developing new markets for BP's polyester intermediate product lines.

Paraxylene (PX)

     PX is feedstock for the production of PTA and is manufactured from mixed xylene streams acquired from BP refineries and third party producers. We are currently the global leader in PX. Our plants are located in Decatur, Alabama and Texas City, Texas in the USA and Geel in Belgium. Joint efforts with Refining and Marketing continue to maximize sourcing of xylenes feedstock from BP refineries.

Ethylene (and related co-products)

     We produce and market the basic petrochemical building blocks, known as olefins, that are used primarily as raw material for other chemical products. These olefins are derived from the steam cracking of liquid and gaseous hydrocarbons.

     The olefins -- ethylene, propylene and butadiene -- are produced by crackers at Grangemouth, UK; Lavera, France (Naphtachimie - BP 50%); Koeln, Germany and Chocolate Bayou, Texas in the USA. Olefins are also manufactured by Ethylene Malaysia Sdn. Bhd. (BP 15%) at Kertih, Malaysia. The Veba share of production in the crackers at Gelsenkirchen and Munchmunster in Germany was added during 2002 through acquisition. Crackers produce the raw materials for the production of derivative products including polyethylene, polypropylene, acrylonitrile, styrene, ethanol and ethylene oxide, which are also produced at various BP plants.

Major Activities

     -- In February 2002 and June 2002, BP acquired first a majority stake and then complete ownership of Veba, based in Germany. Veba's petrochemicals business, based at Gelsenkirchen and Munchmunster in Germany, with Veba's share of ethylene capacity of 810 ktepa, will help meet BP's future chemical feedstock needs in the region.

     --   BP  successfully   completed  and  commissioned  a  200-ktepa  cracker
          expansion at Koeln.

     -- In December 2001 BP, Sinopec and Shanghai Petrochemicals Company announced the formation of SECCO (BP 50%), which plans to build a $2.7-billion petrochemicals complex near Shanghai. The integrated complex will be centred around a 900-ktepa naphtha cracker producing a range of olefins and related derivatives. In January 2002 we announced a loan facility in the amount of $1.8 billion with nine UK and two international banks to provide financing for the project. Construction began in late 2002, and the first contracts were awarded in 2003. Operation is expected to begin in 2005.

     -- In the USA, we announced our intention to increase ethylene capacity at Chocolate Bayou, Texas by 295 ktepa.

Polypropylene

     Polypropylene is used for moulded products, fibres and films. We are the second largest producer of polypropylene in the world, with manufacturing facilities at Chocolate Bayou and Deer Park, Texas and Carson City, California in the USA; Lillo and Geel, Belgium and Sarralbe, France.

Major Activities

     -- In 2002 we elected to rationalize our polypropylene activities in the USA, closing the Cedar Bayou operation and shutting a unit at Chocolate Bayou.

     -- Late in 2002 we increased our interest in the Carson, California polypropylene unit from 85% to 100%.

     -- The complex near Shanghai, planned by SECCO (BP 50%), is expected to add 250 ktepa of polypropylene when completed in 2005.

High Density Polyethylene (HDPE)

     Polyethylene is used for packaging, pipes and containers. BP Solvay Polyethylene Europe (BP 50%) has HDPE plants at Grangemouth, UK; Lillo, Belgium; Sarralbe and Lavera, France; and Rosignano, Italy. In addition BP Solvay Polyethylene North America (BP 49%) has a HDPE plant at Deer Park, Texas. We also produce HDPE through Polyethylene Malaysia Sdn. Bhd. (BP 60%) at Kertih, Malaysia.

Major Activities

     -- We announced the intended closure of our smaller 118-ktepa HDPE plant at Deer Park, Texas in light of the opening of a new more efficient 600-ktepa, world scale HDPE plant (BP 25%) in Houston, Texas.

     -- In light of continuing difficult market conditions in Asia we decided to exit the mothballed Bataan Polyethylene Company plant (BP 39%) in the Philippines, and commence the sale of our share in PT Peni (BP 75%) at Merak, Indonesia.

     -- The complex near Shanghai, planned by SECCO (BP 50%), is expected to add 600 ktepa of HDPE/linear-low density polyethylene (LLDPE) when completed in 2005.

Acrylonitrile

     BP is the world's largest producer and marketer of acrylonitrile, which is used in textiles and plastics for the automobile and consumer goods industries. We operate two acrylonitrile plants at Green Lake, Texas and Lima, Ohio in the USA. Green Lake, with a capacity of 450 ktepa, is the largest acrylonitrile production site in the world. Acrylonitrile is also produced at Koeln, Germany and through a capacity rights agreement with Sterling Chemicals at Texas City, Texas in the USA. Additionally, BP is the world's largest producer and marketer of the co-product, acetonitrile, primarily sold for pharmaceutical applications.

Major Activities

     -- The planned SECCO complex near Shanghai (BP 50%) is intended to produce 260 ktepa of acrylonitrile when complete in 2005.

Acetic Acid

     We are a major manufacturer and supplier of acetic acid, a versatile chemical used in a variety of products such as foodstuffs, textiles, paints, dyes and pharmaceuticals. Acetic acid is also used in the production of PTA. BP has acetic acid operations in Europe, the USA, in Korea through Samsung - BP Chemicals (BP 51%), in China through Yangtze River Acetyls Company (BP 51%) and in Malaysia through BP Petronas Acetyls Sdn. Bhd. (BP 70%).

Major Activities

     -- We established a new joint venture with Formosa Chemicals and Fibre Corporation (BP 50%), with a view to building a 300-ktepa acetic acid plant in Taiwan around 2005.

Other Products

     In addition to the seven core products, we are involved in a number of other closely related products. These include LLDPE and low density polyethylene
(LDPE), used in a wide range of applications including packaging, as is styrene, ethylene oxide and ethanol,all used in solvents, coatings, and the automotive industry, LAOs, used as a plasticiser; PAOs, used in both synthetic lubricants and surfactants, purified isophthalic acid (PIA), used for isopolyester resins and gel coats; napthalene dicarboxylate (NDC), used for photographic film and specialized packaging; polybutene, used in lubricants and fuel additives; trimellitic anhydride (TMA), used by the automotive and consumer goods industries; butanediol (BDO), used in synthetic materials and engineering plastics; maleic anhydride (MAN), used in a wide range of plastics and resins; ethyl acetate, and vinyl acetate monomer (VAM), used in coatings and textile applications.

     BP operates LLDPE plants at Grangemouth in the UK and Koeln in Germany. Koeln also produces LDPE.

     We operate styrene monomer plants at Texas City, Texas in the USA and Marl in Germany. Polystyrene plants are operated at Marl in Germany, Wingles in France and Trelleborg in Sweden. Expanded polystyrene plants are operated at Wingles and Marl.

     PIA is produced at Joliet, Illinois in the USA; Geel, Belgium; and by the AG International Chemicals Company joint venture (BP 50%) with Mitsubishi Gas Chemical Company in Japan. NDC is produced at our plant in Decatur, Alabama in the USA.

     BP manufactures polybutene at Whiting, Indiana in the USA and at Lavera, France. A plant at Texas City, Texas ceased production in 2002.

     LAOs are produced at our facilities in Pasadena, Texas in the USA; Joffre, Canada and Feluy, Belgium. We manufacture PAOs at our facilities in Deer Park, Texas in the USA and Feluy, Belgium.

     We produce TMA and MAN at Joliet, Illinois in the USA. We manufacture BDO using our proprietary technology in a world-scale plant at Lima, Ohio in the USA.

     In Korea, the Asian Acetyls Company (BP 34%) operates a 150-ktepa plant producing VAM, a derivative of acetic acid. A new 250-ktepa VAM plant at Hull was commissioned during 2001 and the VAM plant at Baglan Bay in Wales closed during 2002.

Major Activities

     -- The 110-ktepa ethanol plant at Grangemouth was commissioned as planned.

     -- We announced the cessation of the production of alcohols on our site at Pasadena, Texas. The 60-ktepa plant stopped during the fourth quarter 2002 when this site began concentrating on the production of LAOs.

     -- The proposed 65-ktepa TMA plant at our existing PTA complex in Kuantan, Malaysia had advanced to construction bid stage. As a consequence of current market conditions, this TMA plant construction has been cancelled.

     -- In Korea we exited the acetate esters business, International Esters Co. (BP 50%).

     We have implemented or announced a number of structural changes that we believe should significantly strengthen our position as the petrochemicals arm of an integrated energy company. The most significant structural changes were as follows:

     --   During 2002,  we sold our Plastics  Fabrications  Group.

     -- During 2002, we wrote down the value of our manufacturing assets in the Philippines and Indonesia, thus reflecting the difficult market conditions expected to prevail in the region.

     -- During 2002, we sold Fosroc Construction, and in early 2003 announced the sale of the two remaining Burmah Castrol Chemicals businesses (Fosroc Mining and Sericol).

     -- Early in 2003 we announced our intention to sell our wholly-owned TMA, PIA and MAN business in Joliet, Illinois in the USA and PIA produced at our integrated aromatics and polyolefins complex in Geel, Belgium.

Manufacturing Facilities

     BP has large-scale manufacturing facilities in Europe and the USA. The Group's major sites, with our share of their capacities are: Grangemouth (2,930 ktepa) and Hull (1,595 ktepa) in the UK; Lavera (1,800 ktepa) in France; Marl (630 ktepa), Gelsenkirchen (1,700 ktepa) and Koeln (4,730 ktepa) in Germany; Geel (2,300 ktepa) in Belgium; and Texas City, Texas (2,690 ktepa), Chocolate Bayou, Texas (2,650 ktepa), Decatur, Alabama (2,280 ktepa), and Cooper River, South Carolina (1,330 ktepa) in the USA.

     We also aim to grow in the Asia-Pacific region, which offers prospects for demand growth. The intention is to build further on the positions that the Group now holds in the region through planned investment and commercial relationships, such as joint ventures. Our share of capacity in Asia amounts to 3,670 ktepa, as follows: Indonesia (580 ktepa), Korea (820 ktepa), Malaysia (1,440 ktepa), Taiwan (680 ktepa), China (105 ktepa), and Japan (45 ktepa).

                                                                                 Years ended December 31,
                                                                             --------------------------------
Production by region (a)                                                        2002         2001         2000
                                                                            --------     --------    ---------
                                                                                            (kte)
UK.....................................................................        3,221        3,126        3,137
Rest of Europe.........................................................       10,526        7,925        6,713
USA....................................................................       10,201        8,943        9,874
Rest of World..........................................................        3,040        2,722        2,341
                                                                              ------       ------       ------
Total Production (a)...................................................       26,988       22,716       22,065
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

                         OTHER BUSINESSES AND CORPORATE

     Other Businesses and Corporate comprises Finance, the Group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities worldwide.

                                                                                  Years ended December 31,
                                                                             --------------------------------
                                                                                2002         2001         2000
                                                                            --------     --------    ---------
                                                                                         ($ million)
Turnover...............................................................          510          549           59
Total replacement cost operating loss..................................         (701)        (523)      (1,071)
Total assets...........................................................        6,987        7,527       11,498
Capital expenditure and acquisitions (a)...............................          428          430       30,576

----------

(a) Capital expenditure and acquisitions in 2000 includes $27,506 million for the acquisition of ARCO and $994 million for the acquisition of interests in PetroChina and Sinopec.

     On January 1, 2002 the solar, renewables and alternative fuels activities were transferred to Gas, Power and Renewables. Comparative information has been restated.

     Finance coordinates the management of the Group's major financial assets and liabilities. From locations in the UK, Europe, the USA and the Asia-Pacific region, it provides the link between BP and the international financial markets, and makes available a range of financial services to the Group including supporting the financing of BP's projects around the world.

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

     Investments in China. During 2000 BP made two strategic investments in China, one of the world's fastest growing economies. BP invested $416 million in the China Petroleum and Chemical Corporation (Sinopec) and $578 million in PetroChina in the initial public offerings of both companies. BP has an interest of around 2% in each company. Separately, BP has formed a joint venture with PetroChina in Guangdong province which had 320 service stations at the end of 2002, and has agreed to form a joint venture with Sinopec to acquire, revamp or build service stations in the Zhehang Province. PetroChina and Sinopec are two of China's major companies in the oil and chemicals businesses.

     Research, technology and engineering activities are carried out by each of the major business segments on the basis of a distributed programme coordinated by the BP Technology Council. This body provides leadership for scientific, technical and engineering activities throughout the Group and in particular promotes cross-business initiatives and the transfer of best practice between businesses. In addition, a group of eminent industrialists and academics form the Technology Advisory Council, which advises senior management on the state of technology within the Group and helps identify current trends and future developments in technology.

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

     Insurance. The Group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered an economic means of financing losses for the Group. Losses will therefore be borne as they arise, rather than being spread over time through insurance premia with attendant transaction costs. The position is reviewed from time to time.

                       REGULATION OF THE GROUP'S BUSINESS

United Kingdom

     BP's exploration and production activities are conducted in many different countries and are therefore subject to a broad range of legislation and regulations. These cover virtually all aspects of exploration and production activities, including matters such as license acquisition, production rates, royalties, pricing, environmental protection, export, taxes and foreign exchange. The terms and conditions of the leases, licenses and contracts under which these oil and gas interests are held vary from country to country. These leases, licenses and contracts are generally granted by or entered into with a government entity or state company and are sometimes entered into with private property owners. These arrangements usually take the form of licenses or production sharing agreements.

     Licenses (or concessions) give the holder the right to explore for and exploit a commercial discovery. Under a license, the holder bears the risk of exploration, development and production activities and provides the financing for these operations. In principle, the license holder is entitled to all production minus any royalties that are payable in kind. A license holder is generally required to pay production taxes or royalties, which may be in cash or in kind.

     Production sharing agreements entered into with a government entity or state company generally obligate BP to provide all the financing and bear the risk of exploration and production activities in exchange for a share of the production remaining after royalties, if any.

     In certain countries, separate licenses are required for exploration and production activities and, in certain cases, production licenses are limited to a portion of the area covered by the exploration license. Both exploration and production licenses are generally for a specified period of time (except for production licenses in the United States which remain in effect until production ceases). The term of BP's licenses and the extent to which these licenses may be renewed vary by area.

     In general, BP is required to pay income tax on income generated from production activities (whether under a license or production sharing agreement). In addition, depending on the area, BP's production activities may be subject to a range of other taxes, levies and assessments, including special petroleum taxes and revenue taxes. The taxes imposed upon oil and gas production profits and activities may be substantially higher than those imposed on other businesses.

     BP's other activities are also subject to a broad range of legislation and regulations in various countries in which it operates.

     Health, safety, and environmental regulations are discussed in more detail in this item under 'Environmental Protection'.

                            ENVIRONMENTAL PROTECTION

Health, Safety and Environmental Regulation

     The Group is subject to numerous national and local environmental laws and regulations concerning its products, operations and activities. Current and proposed fuel and product specifications under a number of environmental laws will have a significant effect on the production, sale and profitability of many of our products. Environmental laws and regulations also require the Group to remediate or otherwise redress the effects on the environment of prior disposal or release of chemicals or petroleum substances by the Group or other parties. Such contingencies may exist for various sites including refineries, chemicals plants, natural gas processing plants, oil and natural gas fields, service stations, terminals and waste disposal sites. In addition, the Group may have obligations relating to prior asset sales or closed facilities. Provisions for environmental restoration and remediation are made when a clean-up is probable and the amount is reasonably determinable. Generally, their timing coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The provisions made are considered by management to be sufficient for known requirements.

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

     For a discussion of the Group's environmental expenditures see Item 5 -- Operating and Financial Review and Prospects -- Environmental Expenditure.

     BP operates in over 100 countries worldwide. In all regions of the world BP has processes to ensure compliance with applicable regulations. In addition, each individual in the Company is required to comply with the BP Health Safety and Environment policy, and associated expectations and standards. Our partners, suppliers and contractors are also encouraged to adopt them. This document focuses primarily on the US and EU where over 80% of our fixed assets are located - and on two issues of a global nature; climate change programmes; and maritime oil spills regulations.

Climate Change Programs

Kyoto Protocol

     In December 1997, at the Third Conference of the Parties to the United Nations Framework Convention on Climate Change (UNFCCC) in Kyoto, Japan, the participants agreed on a system of differentiated internationally legally binding targets for the first commitment period of 2008 to 2012. Before it can be implemented, the Kyoto protocol to the UNFCCC needs to be ratified by at least 55 nations, representing a minimum of 55% of global anthropogenic greenhouse gas (GHG) emissions. The US has indicated that it will not ratify. Therefore, in order for the treaty to come into force, both Russia and Canada need to ratify, in addition to those nations which have either already ratified or indicated that they will ratify. If the Kyoto treaty does enter into force and its targets are to be met, some reduction in the use of fossil fuels would be required within countries which have ratified the Kyoto treaty. The impact of the Kyoto agreements on global energy (and fossil fuel) demand is expected to be small (see International Energy Agency Global Energy Outlook, 2000 Edition).

     Since 1997, BP has been actively involved in policy debate, worked with others on mitigating technologies, demonstrated global emissions trading and reduced the emissions from our facilities. Last year, we announced that we had succeeded in reducing our direct, equity share, GHG emissions by 10%, and set a target to maintain our net emissions at 2001 levels through the next decade, which is dependent upon the resolution of the various international policy discussions on market mechanisms.

     BP is an advocate of market mechanisms to allow optimum utilization of resources to meet national Kyoto targets. Such systems are being considered, developed or implemented by individual countries, and also internationally through the European Union. The relative success of these systems will determine the extent to which alternative fiscal or regulatory measures may be applied. Some EU member States have indicated that they require energy product taxes to enable them to meet their Kyoto commitments within the EU burden sharing agreement, and are already implementing national legislation, such as the UK Climate Change Levy.

United Kingdom Emissions Trading Scheme

     In April 2002, we joined the UK government-sponsored emissions trading scheme, the world's first scheme to cross industry sectors. We successfully made a 353,500 tonnes of carbon dioxide equivalent emissions reduction commitment into the UK Scheme equating to nearly 10% of the total commitment made by UK industry entering into the Scheme as `Direct Participants' via the auction. If BP does not meet the targets, a proportion of the incentive money would be at risk and rules could be imposed during 2003 which may penalize companies in future for exceeding the agreed targets. This market is at its early stages and the risk of significant penalties from BP participation in the scheme is small.

European Union Emissions Trading Scheme

In December 2002, EU Member States' Environment Ministers reached political agreement on the proposal for a Directive of the European Parliament and the Council establishing a scheme for greenhouse gas emission allowance trading within the Community (this proposal amends Directive 96/61/EC). The political agreement will have its second reading later in 2003. It aims to create an instrument to reduce emissions of GHGs in a cost-effective manner, in order to allow the Union to meet its obligations under the UNFCCC and the Kyoto Protocol. It may proceed even without ratification of the Kyoto Protocol at the international level. Once ratified in member states, the programme would be mandatory for all enterprises producing emissions from combustion installations greater than 20 MW rated thermal input. It would apply to BP's European refineries, chemical sites with crackers, upstream offshore installations and possibly flares.

Maritime Oil Spill Regulations

     Within the United States, the Oil Pollution Act of 1990 significantly increased oil spill prevention requirements. Details of this legislation are provided in the regional review below. Outside of the United States, the BP operated fleet of tankers is subject to international spill response and preparedness regulations that are typically promulgated through the International Maritime Organization (IMO) and implemented by the relevant flag state authorities. The International Convention for the Prevention of Pollution From Ships (Marpol 73/78) requires vessels to have detailed shipboard emergency and spill prevention plans. The International Convention on Oil Pollution, Preparedness, Response, and Co-Operation (OPRC) requires vessels to have adequate spill response plans, resources, and financial cover for response anywhere the vessel travels to. These conventions and separate Marine Environmental Protection Circulars also stipulate the relevant state authorities around the globe that require engagement in the event of a spill. All of these requirements together are addressed by the vessel owners in Shipboard Oil Pollution Emergency Plans.

     Since 1995, BP Shipping has taken 10 single hull vessels out of service. At the end of 2002 our international fleet numbered 17 oil tankers with an average age of six years (13 are double-hulled, three are double-sided, one is a single-hulled ear-marked for disposal) and six gas ships with an average age of eight years. The fleet renewal programme will continue into the future and should see 16 modern double-hulled vessels delivered by the end of 2003, with a further 19 confirmed for 2004 onwards. In addition to its own fleet, BP will continue to charter quality ships; currently these vessels include both single- and double-hulled designs but all are vetted to BP's high standard prior to each use to ensure they are operated and maintained to meet our stringent requirements.

United States Regional Review

     The following is a summary of significant US environmental legislation affecting the Group.

     The Clean Air Act and its regulations require, among other things, new fuel specifications and sulphur reductions, enhanced monitoring of major sources of specified pollutants; stringent air emission limits and new operating permits for chemical plants, refineries, marine and distribution terminals; and risk management plans for storage of hazardous substances. This law affects BP facilities producing, refining, manufacturing and distributing oil and products as well as the fuels themselves. Federal and state controls on ozone, carbon monoxide, benzene, sulphur, MTBE, nitrogen dioxide, oxygenates and Reid Vapor Pressure impact BP's activities and products in the US. BP is continually adapting its business to these rules and has the know-how to produce quality and competitive products in compliance with their requirements. For example, in 1999, BP introduced a premium grade gasoline in Atlanta, Georgia, meeting stringent future sulphur standards and has expanded this offering to over 40 cities across the US.

     In 2001, BP entered into a consent decree with the EPA and several states that settled alleged violations of various Clean Air Act requirements related largely to emissions of sulphur dioxide and nitrogen dioxide at BP's refineries. This settlement requires the installation of additional controls at all of BP's US refineries at a cost, over at least an eight-year period, of approximately $500 million, and the one-time payment of a $10 million penalty which was made in 2001.

     On March 11, 2003 the South Coast Air Quality Management District filed a complaint against BP West Coast Products LLC and Atlantic Richfield Company in Los Angeles County Superior Court, alleging multiple violations of air quality regulations at the Carson oil refinery in California, USA. Atlantic Richfield Company operated the refinery until its acquisition by the Group in 2000. The complaint seeks penalties for non-compliance in the amount of $319 million. BP believes that it has valid defenses to many of the allegations of the complaint, believes that the amount of the penalty sought is grossly disproportionate to any resulting environmental harm, and intends to defend the action vigorously.

     BP is in the fourth year of implementing a plea agreement with the US Justice Department to develop, implement and maintain a nationwide environmental management system (EMS) consistent with the best environmental practices at Group facilities engaged in oil exploration, drilling and/or production in the US and its territories. BP expects to have EMSs fully implemented for Alaska and Lower 48 performance units during 2003. BP has met the requirement to spend at least $15 million on the programme.

     The Clean Water Act is designed to protect and enhance the quality of US surface waters by regulating the discharge of wastewater and other pollutants from both onshore and offshore operations. Facilities are required to obtain permits for most surface water discharges, install control equipment and implement operational controls and preventative measures, including spill prevention and control plans. Requirements under the Clean Water Act have become more stringent in recent years, including coverage of storm and surface water discharges at many more facilities and increased control of toxic discharges.

     BP was fined approximately $25 million for underground storage tank allegations in its US Retail operations. These fines constituted 90% of the total fines and penalties paid by BP in 2002. In addition to these fines, BP paid $3 million for supplemental environmental projects; approximately $24 million in miscellaneous environmental funds and projects and $6 million in associated legal costs.

     The Oil Pollution Act of 1990 or OPA 90 significantly increased oil spill prevention requirements, spill response planning obligations and spill liability for tankers and barges transporting oil, offshore facilities such as platforms and onshore terminals. To provide funds for response to and compensation for oil spills when the spiller is unable to do so, the Oil Pollution Act created a $1-billion fund which is funded by a tax on imported and domestic oil. One requirement of the Oil Pollution Act is that all new tank vessels operating in US waters must have double hulls, and the law orders the phase out, between the years 1995 and 2015, of existing vessels without double hulls. In 2002, BP began construction of four double hull tankers at a shipyard in San Diego, California. The first of these new vessels should begin service in early 2004. BP has interest in the Alaska Tanker Company (ATC) in the US. Since 1995, seven ATC single hull vessels have been taken out of service (replaced with chartered tonnage). The current ATC fleet consists of six single hull vessels and three double hull vessels. By the end of 2006 all ATC vessels are expected to be double hulled vessels.

     BP has a national strike team, the BP Americas Response Team, which consists of approximately 240 trained emergency responders at company locations throughout North America, which is ready to assist in a response to a major incident.

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

     Under the Comprehensive Environmental Response, Compensation, and Liability Act (also known as CERCLA or Superfund), waste generators, site owners, facility operators and certain other parties are strictly liable for part or all of the cost of addressing sites contaminated by spills or waste disposal regardless of fault or the amount of waste sent to a site. Additionally, each state has laws similar to CERCLA.

     BP has been identified as a Potentially Responsible Party (PRP) under CERCLA and similar state statutes at approximately 800 sites. A PRP has joint and several liability for site remediation costs under some of these statutes and so BP may be required to assume, among other costs, the share attributed to insolvent, unidentified or other parties. BP has the most significant exposure for remediation costs at 75 of these sites. For the remaining sites, the number of PRPs can range up to 200 or more. BP expects its share of remediation costs at these sites to be small in comparison to the major sites. BP has estimated its potential exposure at all sites where it has been identified as a PRP and has accrued provisions accordingly. BP does not anticipate that its ultimate exposure at these sites individually, or in the aggregate, will be significant except as reported for ARCO in the matters below.

     The State of Montana has pursued claims against ARCO alleging natural resource damages arising out of ARCO's predecessors' mining and mineral processing activities. In addition, a tribe was allowed to intervene in the lawsuit, Montana vs. ARCO. These matters were settled in part in 1999, except for the State's claims for $206 million for restoration damages at several sites. In 1989, the EPA filed a CERCLA cost recovery action against Atlantic Richfield Company for oversight costs at several of the Upper Clark Fork River Basin Superfund sites US v. ARCO. Litigation is proceeding on both the EPA's claim, and on ARCO's counterclaims against various federal agencies seeking contribution from the federal agencies for remediation costs and for any natural resource damage liability it might incur in Montana vs. ARCO. The settlements in Montana vs. ARCO, and subsequent settlements resolved the claims and counterclaims in US vs. ARCO pertaining to four sites and may provide a framework for possible future settlement of the remaining claims. The Group is also subject to other claims for natural resource damage (NRD) under several federal and state laws. This is a developing area under US law which could impact the cost of some cleanups. NRD claims have been asserted by government trustees against several refineries and other company operations.

     In 1995, a final federal rule was issued regarding protection of the Great Lakes watershed which has had ongoing impacts on water protection requirements. In 2000, a final federal rule was issued regarding use of Total Maximum Daily Load (TMDL) assessments to address pollutants not meeting water quality standards. EPA deferred implementation of the rule to April 2003 and in December 2002, proposed to withdraw the rule. However, the TMDL programme is going forward under existing regulations with the effect of requiring more stringent permit limits at affected industrial facilities. In May 2002, EPA published a draft strategy for water quality standards and criteria. The strategy lays out actions through 2008 addressing a broad range of issues with implications for industrial facilities; these include water use designations, antidegradation, TMDLs, mixing zones, water quality protection criteria, and contaminated sediments.

     In the US, many environmental cleanups are the result of strict groundwater protection standards at both the state and federal level. Contamination or the threat of contamination of current or potential drinking water resources can result in stringent cleanup requirements, but some states have addressed contamination of nonpotable water resources using similarly strict standards. BP has encouraged risk-based approaches to these issues and aims to tailor remedies at its facilities to match the level of risk presented by the contamination.

     Other significant legislation includes the Toxic Substances Control Act which regulates the development, testing, import, export and introduction of new chemical products into commerce; the Occupational Safety and Health Act which imposes workplace safety and health, training and process standards to reduce the risks of chemical exposure and injury to employees; the Emergency Planning and Community Right-to-Know Act which requires emergency planning and spill notification as well as public disclosure of chemical usage and emissions.

     See also Item 8 -- Financial Information -- Legal Proceedings.

European Union Regional Review

     A European Commission (the Commission) Directive for a system of Integrated Pollution Prevention and Control (IPPC) was approved in 1996. This system requires permitting through the application of Best Available Techniques (BAT) taking into account the costs and benefits. In the event that the use of BAT is likely to result in the breach of an environmental quality standard, plant emissions must be reduced further. The European Commission has stated that it hopes that all processes to which it applies will be licensed by July 2005. All plants must be permitted according to the requirements of the IPPC Directive by November 2007. The Directive encompasses most activities and processes undertaken by the oil and petrochemical industry within the European Union and requires capital and revenue expenditure across these BP sites. The European Commission is expected to make recommendations for a revision to the IPPC Directive in 2003. This may tighten minimum standards for permitting including the provision of emission limit values.

     The European Union Large Combustion Plant Directive sets emission limit values for sulphur dioxide, nitrogen oxides and particulates from large combustion plants. It also required phased reductions in emissions from existing large combustion plants at the latest by April 1, 2001. A revised Large
Combustion Plant Directive has been agreed and implementation is required by November 27, 2002. Plants will have to comply by 2008. The second important set of air emission regulations affecting BP European operations is the Air Quality Framework Directive and its three daughter Directives on ambient air quality assessment and management, which prescribe, among other things, limit values for sulphur dioxide, oxides of nitrogen, particulate matter, lead, carbon monoxide, benzene and ozone. Measured or modelled exceedences of air quality limit values will require local action to reduce emissions and may impact any BP operations whose emissions contribute to such exceedences.

     BP continues to make investments on Cleaner Fuels at its refineries worldwide. For our European refineries, these investments are important because availability of cleaner fuels is a part of the EU strategy to combat air pollution. In April 1999, the EU adopted a Directive to further reduce the sulphur content of liquid fuels, but excluding marine bunker fuel oil, and marine gas oil used by ships crossing a frontier between a third country and an EU Member State. Sulphur in gas oil is limited to 0.2% from July 2000, and 0.1% from January 2008. From January 2003, sulphur in heavy fuel oil is limited to 1%, except where use of heavy fuel oil up to 3% sulphur can be used in combustion plants without exceeding specific emission limits, and provided that local air quality standards are met.

     The EU has set stringent objectives to control exhaust emissions from vehicles, which are being implemented in stages. In 1998, the EU adopted directives to set emission limits for cars and light vehicles to apply from 2000, together with specifications for gasoline and diesel fuel to apply from that date. In 1999, this was followed by emission limits for heavy commercial vehicles. Maximum sulphur levels for gasoline and diesel fuels to apply from 2005 have also been agreed at 50 parts per million (ppm), and 35% maximum aromatic content for gasoline from the same date. Agreement was reached in December 2002 on a further Directive to make petrol and diesel with a maximum sulphur content of 10 ppm mandatory throughout the EU from January 2009, and from 2005 member states will also have to supply low-sulphur fuel at enough locations to allow the circulation of new low-emission engines requiring the cleaner fuel.

     In Europe there is no overall soil protection regulation, although a draft Directive is expected in 2003. Certain individual member states have soil protection policies, but each has its own contaminated land regulations. There are common principles behind these regulations, including a risk based approach and recognition of costs versus benefits. Much of the technical guidance supporting these regulations is in draft form.

     Other environment-related existing regulations include: the Major Hazards Directive which requires emergency planning, public disclosure of emergency plans and ensuring that hazards are assessed, and effective emergency management systems; the Water Framework Directive which includes protection of groundwater; and the Framework Directive on Waste to ensure that waste is recovered or disposed without endangering human health and without using processes or methods which could harm the environment.

     There  are  many  other  environmental   regulations  at  national  levels,
including those to implement existing EU Directives outlined above. Individually these national regulations are less significant in their overall impact on BP.

     The European Commission is expected soon to release a draft proposal setting out the system for Registration, Evaluation and Authorisation of Chemicals. It is anticipated that up to 100,000 chemicals, including intermediaries and polymers, could be captured by the legislation. Additional complexity and costs for the important small and medium enterprise (SME) sector of the chemical industry could be severe, with adverse impact on employment, innovation and competitiveness. Costs to BP will mainly arise from erosion of the SME customer base.

     The European Commission issued a proposed Directive on Environmental Liability on January 23, 2003, which is currently under consideration within the European Parliament and Council. The proposal seeks to implement a strict liability approach for damage to biodiversity from high-risk operations.

     The Commission's Clean Air for Europe Programme aims to conduct a review of the health and environmental effects of air pollution and predicted European Air Quality up to 2020. It will also examine cost-effective solutions to any residual air pollution problems, firstly in a strategy document (expected in 2005) and secondly in legislative proposals (expected between 2005 and 2007) which may include revisions to current regulations on air quality limit values, fuel quality standards, plant emission standards and totally new regulations. BP through various industry bodies is among the various stakeholders contributing to the scientific activities underpinning this work.

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

                            ORGANIZATIONAL STRUCTURE

     The significant subsidiary undertakings of the Group at December 31, 2002 and the Group percentage of ordinary share capital (to nearest whole number) are set out below. The principal country of operation is generally indicated by the company's country of incorporation or by its name. Those held directly by the Company are marked with an asterisk (*), the percentage owned being that of the Group unless otherwise indicated.

                                                      Country of
Subsidiary undertakings                    %          incorporation             Principal activities
-----------------------                               -------------             --------------------

INTERNATIONAL
BP Chemicals Investments                   100        England                   Chemicals
BP Exploration Co.                         100        Scotland                  Exploration and production
BP International                           100        England                   Integrated oil operations
BP Oil International                       100        England                   Integrated oil operations
BP Shipping*                               100        England                   Shipping
Burmah Castrol                             100        England                   Lubricants
EUROPE
UK
BP Capital Markets                         100        England                   Finance
BP Chemicals                               100        England                   Chemicals
BP Oil UK                                  100        England                   Refining and marketing
Britoil (parent 15%)*                      100        Scotland                  Exploration and production
Jupiter Insurance                          100        Guernsey                  Insurance
FRANCE
BP France                                  100        France                    Refining and marketing and chemicals
GERMANY
Deutsche BP                                100        Germany                   Refining and marketing and chemicals
Veba Oil                                   100        Germany                   Refining and marketing and chemicals
NETHERLANDS
BP Capital BV                              100        Netherlands               Finance
BP Nederland                               100        Netherlands               Refining and marketing
NORWAY
BP Norway                                  100        Norway                    Exploration and production
SPAIN
BP Espana                                  100        Spain                     Refining and marketing
MIDDLE EAST
BP Egypt                                   100        USA                       Exploration and production
BP Egypt Gas                               100        USA                       Exploration and production
FAR EAST
INDONESIA
BP Kangean                                 100        Indonesia                 Exploration and production
SINGAPORE
BP Singapore Pte*                          100        Singapore                 Refining and marketing

                                                      Country of
Subsidiary undertakings                    %          incorporation             Principal activities
-----------------------                               -------------             ---------------------

AFRICA
BP Southern Africa                         75         South Africa              Refining and marketing
AUSTRALASIA
AUSTRALIA
BP Australia                               100        Australia                 Integrated oil operations
BP Developments Australia                  100        Australia                 Exploration and production
BP Finance Australia                       100        Australia                 Finance
NEW ZEALAND
BP Oil New Zealand                         100        New Zealand               Marketing
WESTERN HEMISPHERE
CANADA
BP Canada Energy                           100        Canada                    Exploration and production
TRINIDAD
Amoco Trinidad (LNG) B.V.                  100        Netherlands               Exploration and production
BP of Trinidad and Tobago                  90         USA                       Exploration and production
USA
Atlantic Richfield Co.                     100        USA                       (
BP America*                                100        USA                       (
BP America Production Company              100        USA                       ( Exploration and production,
BP Amoco Chemical Company                  100        USA                       ( gas, power and renewables,
BP Company North America                   100        USA                       ( refining and marketing,
BP Corporation North America               100        USA                       ( pipelines and chemicals
BP Products North America                  100        USA                       (
BP West Coast Products                     100        USA                       (
Standard Oil Co.                           100        USA                       (

ITEM 5 -- OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                             GROUP OPERATING RESULTS

                                                                       Years ended December 31,
                                                                 ----------------------------------
                                                                     2002         2001         2000
                                                                 --------     --------    ---------
                                                                        ($ million except per
                                                                             share amounts)
Turnover..................................................        178,721      174,218      148,062
Reconciliation of historical cost and
  pro forma results
Historical cost profit for the year.......................          6,845        6,556       10,120
Inventory holding (gains) losses..........................         (1,104)       1,900         (728)
                                                                 --------     --------    ---------
Replacement cost profit for the year......................          5,741        8,456        9,392
Exceptional items, net of tax.............................         (1,043)        (165)         (78)
                                                                 --------     --------    ---------
Replacement cost profit before exceptional items (a)......          4,698        8,291        9,314
Special items, net of tax.................................          1,443          683        1,257
Acquisition amortization..................................          2,574        2,585        1,612
                                                                 --------     --------    ---------
Pro forma result adjusted for special items...............          8,715       11,559       12,183
                                                                 ========     ========    =========
Per ordinary share (cents)
  Historical cost profit..................................          30.55        29.21        46.77
  Replacement cost profit before exceptional items........          20.97        36.95        41.15
  Pro forma result adjusted for special items.............          38.90        51.51        56.29
Dividends per ordinary share (cents)......................          24.00        22.00        20.50

----------

(a) Refer to Item 3 -- Key Information -- Selected Financial Information for further information on replacement cost measures.

     The  financial  information  for 2001 and 2000 has been restated to reflect
(i) the adoption by the Group of UK Financial Reporting Standard No. 19 (FRS 19) 'Deferred Tax' with effect from January 1, 2002; and (ii) the transfer of the solar, renewables and alternative fuels activities from Other Businesses and Corporate to Gas and Power on January 1, 2002. To reflect this transfer, Gas and Power was renamed Gas, Power and Renewables from the same date. Comparative information has been restated. For further information see Item 18 -- Financial Statements -- Notes 45 and 46.

     On February 1, 2002, BP acquired a 51% interest in and operational control of Veba. Veba has been fully consolidated within the Group's results from this date. The remaining 49% of Veba was acquired on June 30, 2002.

     During 2000 the Company acquired ARCO and Burmah Castrol and also purchased most of ExxonMobil's assets used by the fuels refining and marketing operation in Europe (the 2000 portfolio changes). BP's turnover and results in 2000 reflect the inclusion of ARCO and Burmah Castrol and the full consolidation of the European fuels joint venture from April 14, July 7 and August 1, 2000, respectively.

     The 2000 portfolio changes have a significant effect on year on year comparisons: 2002 and 2001 include a full year; 2000 includes ARCO, Burmah Castrol and the full consolidation of the European fuels business for varying parts of the year.

     The trading environment was challenging during 2002, with natural gas prices and refining margins significantly weaker than in the previous year, owing to the global economic slowdown. Demand improved in most parts of the business after the first half of the year but economic conditions remained sluggish. The adverse business conditions had the greatest impact on refining and marketing. Worldwide refining margins were depressed for much of the year, at nearly half the average level of 2001. Margins in Chemicals were at levels similar to the bottom of previous cycles.

     Oil prices were volatile in 2002. The Brent price ranged from around $18 per barrel to above $31 per barrel. The crude oil price increased during the second half of the year, partly reflecting a 'war premium'. Brent prices averaged $25.03 per barrel compared with $24.44 per barrel in 2001. Natural gas prices in the USA were on average lower than in 2001, at around $3.36 per mmbtu compared with $3.96 per mmbtu, owing to a large surplus of natural gas in storage during the 2001-2002 heating season. Cold weather and the start of a decline in domestic production in the USA brought about a rise in price to around $5 per mmbtu towards the end of 2002.

     The trading environment was generally favourable in the first half of 2001. Natural gas and oil prices remained high until clear evidence of the global economic slowdown emerged after the first few months. Business conditions deteriorated in the second half and remained weak following the events of September 11. Oil prices were 15% down against the levels seen in 2000; refining margins were weak; retailing was fiercely competitive; and in the chemicals sector, margins were at levels below those seen at the bottom of the previous business cycle.

     The trading environment was strong in 2000, with high oil and gas prices and significantly improved refining margins being partly offset by pressure on marketing margins from higher product costs and the weaker chemicals environment, owing to high feedstock costs and a weak euro.

     Hydrocarbon production increased by 2.9% in 2002 against a target of 5.5%, reflecting production growth of 4.5% for crude oil and 0.9% for natural gas. Total hydrocarbon production increased by 5.5% in 2001 compared with 2000.

     The increase in turnover for 2002 reflects production and sales volume increases and higher crude oil realizations, partly offset by lower natural gas prices. The increase in turnover between 2000 and 2001 reflects a full year's contribution from the 2000 portfolio changes and higher natural gas sales volumes partly offset by the effect of lower oil prices.

     Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $4,698 million in 2002 compared with $8,291 million in 2001 and $9,314 million in 2000.

     The reduction in 2002 replacement cost profit before exceptional items compared with 2001 reflects the challenging environment, although the impact of lower natural gas prices and refining margins was partly offset by higher production and sales volumes, lower costs in certain businesses, improved Chemicals performance and contributions from Veba and other acquisitions.

     The decline in replacement cost profit before exceptional items for 2001 compared with 2000 primarily reflects lower oil prices and chemicals margins, partly offset by the inclusion of the first full year of contributions from the 2000 portfolio additions.

     Owing to the significant acquisitions that took place in 2000, in addition to its reported results, BP is presenting pro forma results adjusted for special items in order to enable shareholders to assess current performance in the context of our past performance and against that of our competitors. The pro forma result, adjusted for special items, was $8,715 million in 2002 compared with $11,559 million in 2001 and $12,183 million in 2000. The pro forma result, adjusted for special items, has been derived from the Group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. The pro forma result is replacement cost profit before exceptional items excluding acquisition amortization. Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustments and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000. Goodwill and fixed asset revaluation adjustments arising from subsequent transactions has not been included in acquisition amortization.

     The following tables provide a breakdown of pro forma results and reconcile those results to replacement cost operating profit by operating segment.

                                                                                                       Pro forma
                                                                                                          result
                                                                                                        adjusted
                                                                                                             for
Reconciliation of replacement cost profit/loss to                          Acquisition      Special      special
pro forma result adjusted for special items                    Reported   amortization (a)    items (b)    items
                                                               --------    -----------     --------     --------
                                                                                  ($ million)
Year ended December 31, 2002

Exploration and Production....................................    9,206          1,780        1,019       12,005
Gas, Power and Renewables.....................................      354             --           30          384
Refining and Marketing........................................      872            794          415        2,081
Chemicals.....................................................      515             --          250          765
Other businesses and corporate................................     (701)            --          186         (515)
                                                                 ------         ------       ------       ------
Replacement cost operating profit.............................   10,246          2,574        1,900       14,720
Interest expense..............................................   (1,279)            --           15       (1,264)
Taxation......................................................   (4,217)            --         (456)      (4,673)
Minority shareholders' interest...............................      (52)            --          (16)         (68)
                                                                 ------         ------       ------       ------
Replacement cost profit before exceptional items..............    4,698          2,574        1,443        8,715
                                                                                ======       ======       ======
Exceptional items before tax..................................    1,168
Taxation on exceptional items.................................     (125)
                                                                 ------
Replacement cost profit after exceptional items...............    5,741
Inventory holding gains (losses)..............................    1,104
                                                                 ------
Historical cost profit........................................    6,845
                                                                 ======

Year ended December 31, 2001(c)

Exploration and Production....................................   12,361          1,815          322       14,498
Gas, Power and Renewables.....................................      488             --           --          488
Refining and Marketing........................................    3,573            770          487        4,830
Chemicals.....................................................      128             --          114          242
Other businesses and corporate................................     (523)            --           73         (450)
                                                                 ------         ------       ------       ------
Replacement cost operating profit.............................   16,027          2,585          996       19,608
Interest expense..............................................   (1,670)            --           62       (1,608)
Taxation......................................................   (6,005)            --         (375)      (6,380)
Minority shareholders' interest...............................      (61)            --           --          (61)
                                                                 ------         ------       ------       ------
Replacement cost profit before exceptional items..............    8,291          2,585          683       11,559
                                                                                ======       ======       ======
Exceptional items before tax..................................      535
Taxation on exceptional items.................................     (370)
                                                                 ------
Replacement cost profit after exceptional items...............    8,456
Inventory holding gains (losses)..............................   (1,900)
                                                                 ------
Historical cost profit........................................    6,556
                                                                 ======

                                                                                                       Pro forma
                                                                                                          result
                                                                                                        adjusted
                                                                                                             for
Reconciliation of replacement cost profit/loss to                          Acquisition      Special      special
pro forma result adjusted for special items                    Reported   amortization (a)    items (b)    items
                                                               --------    -----------     --------     --------
                                                                                  ($ million)
Year ended December 31, 2000(c)

Exploration and Production....................................   13,972          1,214          524       15,710
Gas, Power and Renewables.....................................      532             --           --          532
Refining and Marketing........................................    3,486            477          595        4,558
Chemicals.....................................................      760             --          276        1,036
Other businesses and corporate................................   (1,071)            --          488         (583)
                                                                 ------         ------       ------       ------
Replacement cost operating profit.............................   17,679          1,691        1,883       21,253
Interest expense..............................................   (1,770)            --          111       (1,659)
Taxation......................................................   (6,506)            --         (737)      (7,243)
Minority shareholders' interest...............................      (89)           (79)          --         (168)
                                                                 ------         ------       ------       ------
Replacement cost profit before exceptional items..............    9,314          1,612        1,257       12,183
                                                                                ======       ======       ======
Exceptional items before tax..................................      220
Taxation on exceptional items.................................     (142)
                                                                 ------
Replacement cost profit after exceptional items...............    9,392
Inventory holding gains (losses)..............................      728
                                                                 ------
Historical cost profit........................................   10,120
                                                                 ======

----------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.
(b)  The special items refer to charges and credits reported in the year.
(c) 2000 and 2001 have been restated to reflect the adoption of FRS 19 and the transfer of the solar, renewables and alternative fuels activities from Other businesses and corporate to Gas, Power and Renewables.

     Acquisition amortization for 2002 was $2,574 million compared with $2,585 million in 2001 and $1,612 million in 2000.

     We present special items to provide a better understanding of trading performance unaffected by significant impairment, restructuring, integration and other charges and credits. The special items for 2002, 2001 and 2000 are shown in the table below.

                                                                            Years ended December 31,
                                                                      ----------------------------------
Special items                                                             2002         2001         2000
                                                                      --------     --------    ---------
                                                                                   ($ million)
Impairment charges and asset write-downs.........................          985          175          242
Restructuring, integration and rationalization costs (a).........          774          761        1,408
Insurance claim..................................................         (184)          --           --
Vacant space provision...........................................          140           --           --
Pipeline incident................................................           62           --           --
Litigation.......................................................           55           60           63
Environmental charges............................................           46           --          170
Other............................................................           22           --           --
                                                                      --------     --------    ---------
                                                                         1,900          996        1,883
Interest-- bond redemption charges...............................           15           62          111
                                                                      --------     --------    ---------
Total special items before tax...................................        1,915        1,058        1,994
Taxation.........................................................         (456)        (375)        (737)
Minority shareholders' interest..................................          (16)          --           --
                                                                      --------     --------    ---------
Total special items after tax....................................        1,443          683        1,257
                                                                      ========     ========    =========

----------

(a) Refer to 'Business Operating Results' in this item for further information on restructuring integration and rationalization costs.

     The historical cost profit for 2002 was $6,845 million including inventory holding gains of $1,104 million and net exceptional gains of $1,168 million ($1,043 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations. For 2001, the historical cost profit was $6,556 million after inventory holding losses of $1,900 million and including net exceptional gains of $535 million ($165 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations. The historical cost profit for 2000 was $10,120 million, including inventory holding gains of $728 million and net exceptional gains of $220 million ($78 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations.

     Employee numbers increased slightly during 2002, mainly as a result of the Veba acquisition. 2001 increases primarily related to the acquisition of Bayer's 50% interest in Erdoelchemie, the Solvay transaction and the inclusion of the Burmah Castrol chemicals businesses previously held for sale, were partly offset by downstream rationalization and a further decrease in former ARCO employees. The acquisitions of ARCO and Burmah Castrol in 2000 increased our employee numbers by approximately 25,000.

     Return on average capital employed (ROACE) is one measure used to assess BP's current performance compared with prior years and the performance of our competitors. The decrease in replacement cost ROACE for 2002 and 2001 compared with the prior years is due to lower profits together with higher average capital employed. Increases in average capital employed are mainly due to acquisitions and upstream investment.

                                                                            Years ended December 31,
                                                                       --------------------------------
Return on average capital employed (ROACE)                               2002         2001         2000
                                                                       ------      -------       ------
                                                                                  ($ million)
Replacement cost basis
Replacement cost profit before exceptional items.................       4,698        8,291        9,314
Interest (a).....................................................         602          798          886
Minority shareholders' interest..................................          52           61           89
                                                                      -------      -------      -------
                                                                        5,352        9,150       10,289
                                                                      =======      =======      =======
Average capital employed (b).....................................      89,616       87,259       76,068
ROACE............................................................           6%          10%          14%
                                                                      -------      -------      -------
Pro forma and special items adjustments
Acquisition amortization.........................................       2,574        2,585        1,691
Special items (post tax).........................................       1,449          643        1,185
Average capital employed acquisition adjustment (c)..............      17,777       20,739       12,939
ROACE - Pro forma basis adjusted for special items (d)...........          13%          19%          21%
                                                                      -------      -------      -------
Historical cost basis
Historical cost profit after exceptional items...................       6,845        6,556       10,120
Interest.........................................................         602          798          886
Minority shareholders' interest..................................          77           61           89
                                                                      -------      -------      -------
                                                                        7,524        7,415       11,095
                                                                      =======      =======      =======
Average capital employed (b).....................................      89,616       87,259       76,068
ROACE............................................................           8%           8%          15%

----------

(a) For the ROACE calculation, interest expense excludes interest on debt of joint ventures and associated undertakings as well as the unwinding of the discount on provisions and the effect of changes in the discount rate on provisions, and is on a post-tax basis using a deemed tax rate equal to the US statutory tax rate.
(b) Capital employed is defined as net assets plus total finance debt. As the acquisition of ARCO was completed in April 2000 and Burmah Castrol in July 2000, the return on average capital employed for 2000 has been calculated as the average of the four discrete quarters. Average capital employed was derived from the quarterly averages.
(c) Acquisition adjustment refers to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.
(d) Based on the pro forma result adjusted for special items and capital employed excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.

                                                                            Years ended December 31,
                                                                       --------------------------------
Capital expenditure and acquisitions (a)                                 2002         2001         2000
                                                                       ------       ------       ------
                                                                                  ($ million)
Exploration and Production......................................        9,266        8,627        6,383
Gas, Power and Renewables.......................................          335          485          376
Refining and Marketing..........................................        2,682        2,386        2,369
Chemicals.......................................................          810        1,446        1,585
Other businesses and corporate..................................          228          256          458
                                                                      -------      -------      -------
Capital expenditure.............................................       13,321       13,200       11,171
Acquisitions (a)................................................        5,790          924       36,442
                                                                      -------      -------      -------
Capital expenditure and acquisitions............................       19,111       14,124       47,613
Disposals (b)...................................................       (6,782)      (2,903)     (11,362)
                                                                      -------      -------      -------
Net Investment..................................................       12,329       11,221       36,251
                                                                      =======      =======      =======

----------

(a) 2002 includes $5,038 million for the Veba acquisition. 2000 includes $27,506 million for the ARCO acquisition and $4,909 million for the Burmah Castrol acquisition.

(b)  2000 includes $6,803 million proceeds from the sale of ARCO assets.

     Capital expenditure and acquisitions in 2002, 2001 and 2000 amounted to $19,111 million, $14,124 million and $47,613 million, respectively. Acquisitions during 2002 included Veba, an additional 15% interest in Sidanco and several minor acquisitions. Acquisitions during 2001 included the purchase of Bayer's 50% interest in Erdoelchemie and a number of minor acquisitions. Expenditure for the year 2000 included the acquisition of ARCO, Burmah Castrol, the ExxonMobil share of the European Joint Venture and the minority interest in Vastar, interests in PetroChina and Sinopec, and ExxonMobil's aviation lubricants business. Excluding acquisitions, capital expenditure for 2002 was $13,321 million compared with $13,200 million for 2001.

     Our investment strategy for 2003 to 2007 is focused on developing five new upstream profit centres -- in the Deepwater Gulf of Mexico, Trinidad, Azerbaijan, Angola and Asia Pacific LNG. We believe the Russian joint venture, TNK-BP, should generate sufficient cash to finance its investment programme and it is not expected to need additional funding from its shareholders.

Exceptional Items

     For 2002, net exceptional gains, consisting of the profit or loss on sale of fixed assets and businesses or termination of operations, were $1,168 million before tax. These include gains from disposal of interests in Ruhrgas and Colonial Pipeline, the sale of a US downstream electronic payment system, and a gain on the redemption of certain preferred limited partnership interests BP retained following the Altura Energy common interest disposal in 2000 in exchange for BP loan notes held by the partnership. These items were partly offset by provisions for losses on the sale of certain upstream interests announced in early 2003.

     Net exceptional gains were $535 million before tax in 2001. These represented the profits from the sale of the Group's interest in Vysis; the refineries at Mandan, North Dakota, and Salt Lake City, Utah; the Group's interest in the Alliance and certain other pipeline systems in the USA; and BP's interest in the Kashagan discovery in Kazakhstan, partly offset by losses mainly related to the sale or closure of certain chemicals activities.

     In 2000, the net exceptional gains of $220 million before tax related mainly to disposal profits on the sale of the Group's common interest in Altura Energy, the sale of the Alliance refinery and the divestment of exploration and production interests in Trinidad, the UK and the USA, partly offset by the loss on the sale of certain Venezuelan upstream interests and on the subvention of Singapore Aromatics Company bank loans in connection with the closure of our joint venture.

Interest Expense

     Interest expense in 2002 was $1,279 million compared with $1,670 million in 2001 and $1,770 million in 2000. These amounts included special charges of $15 million, $62 million and $111 million respectively, arising from the early redemption of bonds. After adjusting for these special charges, the decrease in Group interest expense in 2002 compared with 2001 primarily reflects lower interest rates. The decrease in 2001 compared with 2000 mainly reflects lower interest rates, partly offset by the impact of revaluing environmental and other provisions at a lower interest rate.

Taxation

     The charge for corporate taxes in 2002 was $4,342 million, compared with $6,375 million in 2001 and $6,648 million in 2000. The effective rate on historical cost profit was 39% in 2002, 49% in 2001 and 39% in 2000. The lower rate in 2002 reflects non-taxable inventory holding gains in 2002 compared with inventory holding losses in 2001. The higher rate in 2001 compared with 2000 reflects the effect of a full year of acquisition amortization (which is non-deductible for tax purposes) together with non-deductible inventory holding losses.

     The effective rate on replacement cost profit before exceptional items was 47% compared with 42% in 2001 and 41% in 2000. The increase in the rate for 2002 compared with 2001 reflects the ratably greater effect of acquisition amortization on lower pre-tax income in 2002, together with the $355 million charge in the second quarter to increase the North Sea deferred tax provision for the supplementary UK tax rate, partly offset by higher tax relief on asset impairment charges and related restructuring. The higher rate in 2001 was due to the full-year effect of the ARCO and Burmah Castrol acquisition amortization charge (which is non-deductible for tax purposes).

Dividends and Share Repurchases

     The total dividends announced for 2002 were $5,375 million, compared with $4,935 million in 2001 and $4,625 million in 2000. Dividends per share for 2002 were 24.00 cents, compared with 22.00 cents per share in 2001 (an increase of 9.1%) and 20.50 cents per share in 2000 (an increase of 7.3% over 2000). The board sets the dividend based on a balance of factors. It considers present earnings, together with long-term growth prospects, cash flow and the Group's competitive position.

     BP intends to continue  the  operation of the  Dividend  Reinvestment  Plan
(DRIP) for shareholders who wish to receive their dividend in the form of shares rather than cash. The BP Direct Access Plan for US and Canadian investors also includes a dividend reinvestment feature.

     As part of giving a return to shareholders, one of the steps we take from time to time is to repurchase our own shares. During 2002, a total of 100 million shares were repurchased and cancelled at a cost of $750 million. The repurchased shares had a nominal value of $25 million and represented 0.4% of ordinary shares in issue at the end of 2001. At that time the Company still had shareholder approval, subject to conditions, for the repurchase of a further 2.1 billion Ordinary Shares. Since the inception of the share repurchase programme in 2000, 476 million shares have been repurchased and cancelled at a cost of $4.1 billion. BP's present intention is to spend up to $2 billion on further repurchases of its own shares, subject to market conditions and continuing support at the April 2003 Annual General Meeting.

Business Operating Results

     Total replacement cost operating profit, which is arrived at before inventory holding gains and losses, interest expense, taxation and minority interests, and before exceptional items, was $10,246 million in 2002, $16,027 million in 2001 and $17,679 million in 2000. Performance of operating segments is evaluated by management on replacement cost operating profit or loss. Segment results are discussed in the following pages on this basis.


Exploration and Production
                                                                                    Years ended December 31,
                                                                                 ----------------------------
                                                                                    2002        2001       2000
                                                                                --------    --------  ---------

Turnover.........................................  ($ million)                    25,753      28,229     30,942
Total replacement cost operating profit..........  ($ million)                     9,206      12,361     13,972
Results included:
  Exploration expense............................  ($ million)                       644         480        599
Key statistics:
  Average BP crude oil realizations (a)..........  ($ per barrel)                  22.69       22.50      26.63
  Average West Texas Intermediate oil price......  ($ per barrel)                  26.14       25.89      30.38
  Average Brent oil price........................  ($ per barrel)                  25.03       24.44      28.44
  Average BP US natural gas realizations.........  ($ per thousand cubic feet)      2.63        3.99       3.72
  Average Henry Hub gas price (b)................  ($ per thousand cubic feet)      3.22        4.26       3.90
Crude oil production (net of royalties) (c)......  (mb/d)                          2,018       1,931      1,928
Natural gas production (net of royalties) (c)....  (mmcf/d)                        8,707       8,632      7,609
Total production (net of royalties) (c) (d)......  (mboe/d)                        3,519       3,419      3,240

----------

(a)  Crude oil and natural gas liquids.
(b)  Henry Hub First of Month Index.
(c)  Includes BP's share of associated undertakings.
(d) Expressed in thousands of barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet : 1 million barrels.

     Turnover for 2002 was $25,753 million compared with $28,229 million in 2001 and $30,942 million in 2000. The decrease in 2002 was mainly due to lower natural gas prices, which more than offset the effect of higher production and crude oil realizations. The lower turnover in 2001 compared with 2000 reflected the impact of lower oil and natural gas prices, partly offset by higher production, in part through the inclusion of ARCO for a full year.

     The replacement cost operating profit for 2002 was $9,206 million compared with $12,361 million in 2001 and $13,972 million in 2000. These results are after charging special items of $1,019 million, $322 million and $524 million respectively; and depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO acquisition of $1,780 million, $1,815 million and $1,214 million respectively. The year 2002 includes special charges of $686 million and accelerated acquisition amortization of $405 million related to the impairments of Shearwater in the North Sea, Rhourde El Baguel in Algeria, LL652 and Boqueron in Venezuela, Pagerungan in Indonesia and Badami in Alaska, following full technical reassessments and evaluations of future investment opportunities. All these fields continued in operation. In addition, there were special restructuring charges of $184 million relating to significant restructuring to reposition the business in North America and the North Sea, $94 million for the write-off of our Gas to Liquids demonstration plant in Alaska and $55 million of litigation costs. The special restructuring costs comprised $145 million of severance, $19 million repatriation and other costs of $20 million, which were mostly settled in 2002.

     Special items for 2001 included a $175 million impairment of our partner-operated Venezuelan Lake Maracaibo operations, following a technical reassessment, $77 million additional severance costs which related to US pension and benefits incurred in respect of ARCO terminations and were settled in 2001, $60 million litigation and $10 million restructuring costs related to the Grangemouth operating site in Scotland.

     The special charges of $524 million in 2000 comprise mainly ARCO and Vastar integration costs. The restructuring cost element relating to rationalization following the ARCO and Vastar acquisitions totalled $390 million comprising $188 million severance, $18 million asset write-downs, $59 million office closures, $26 million information technology alignment and $99 million other restructuring costs. With the exception of the non-cash asset write-downs, the costs were mainly settled in 2000. Other special items in 2000 were costs incurred in relation to the realignment of the partner interests in Alaska of $50 million and other costs of $84 million that mainly relate to litigation settlements.

     In assessing the value in use of potentially impaired assets, a discount rate of 9% has been used, as well as a Brent oil price of $20 per barrel and a Henry Hub gas price of $3.20 per mmbtu, which represents an average price achieved over the past ten years. The information in Item 18 -- Financial Statements -- Supplementary Oil and Gas Information -- Standardized measures of discounted future net cash flows and changes therein relating to proved oil and gas reserves was prepared using a discount rate of 10% and a year-end Brent oil price of $30.38 per barrel and a Henry Hub gas price of $4.75 as required by FASB Statement of Financial Accounting Standards No. 69 -- Disclosures about Oil and Gas Producing Activities.

     The 2002 decrease in replacement cost operating profit reflects production growth of 4.5% for crude oil and 0.9% for natural gas (2.9% overall), a 4% decrease in unit lifting costs and slightly higher crude oil realizations, which were more than offset by significantly lower natural gas realizations.

     Lower 2001 replacement cost operating profit compared with 2000 reflects the oil price decrease of over $4 per barrel, partly offset by operational improvements and the inclusion of ARCO for the whole year, compared to only around nine months (from April 14) in 2000 and other portfolio changes.

     Finding and development costs in 2002 averaged $4.14 per barrel of oil equivalent, compared with $3.68 in 2001 and $3.29 in 2000. The increase reflects the higher costs incurred on the deepwater developments. Finding costs were $0.79 per barrel of oil equivalent, compared with $0.54 in 2001 and $1.22 in 2000. On a three year rolling average basis, the finding costs were $0.78 per barrel of oil equivalent for 2002 compared with $0.82 for 2001 and $1.21 for 2000 reflecting the significant discoveries made during the period 1999 to 2001. Unit lifting costs were $2.60 per barrel of oil equivalent compared with $2.70 in 2001 and $2.60 in 2000, reflecting the sustained cost savings that have been achieved since the merger of BP and Amoco.

     In 2002, a number of new fields started producing, the most significant of which were King, King's Peak, Horn Mountain, Aspen and Princess in the Deepwater Gulf of Mexico. In Trinidad, production of natural gas was increased from the existing fields to supply the second LNG train, which started up in August. In Azerbaijan, the Chirag field contributed steady production. In Angola, production from Girassol built up to its plateau level after starting up at the end of 2001. Production started at the Lan Tay field in Vietnam in November. In our other operations, production from Northstar in Alaska also built up to plateau level, and there was strong performance from Australia and Egypt owing to higher natural gas sales.

     These production increases in 2002 were partly offset by a number of factors, including lower natural gas demand resulting from warm weather in the UK, OPEC reductions, severe storm patterns in the Gulf of Mexico, the general strike in Venezuela and operational problems in Alaska and the UK.

     Exploration successes in 2002 included discoveries in the Gulf of Mexico, Trinidad, Angola and Egypt. The Plutao field is the first ultra-deepwater discovery offshore Angola. We were awarded new licences in the Gulf of Mexico, Norway and Russia.

     We made two major natural gas discoveries off the coast of Trinidad in 2002, in Iron Horse and Red Mango No. 2, taking the total to four new discoveries in three years. Along with the advantages of scale, improved liquefaction technology has reduced costs in Trinidad by nearly 30%, compared with LNG plants built elsewhere in the 1980s and early 1990s. Continuing technology developments and an increase in plant scale allow us to target a further 25% cost reduction by the end of the decade. This should enable us to compete successfully in new LNG markets. We have led our major competitors in the number of large discoveries during the past five years.

     The reserve replacement ratio for 2002 was 175% with 2.0 billion barrels of oil equivalent booked through discoveries, extensions, revisions and improved recovery. Total hydrocarbon production for 2001 increased 5.5% and the reserve replacement ratio was 191% with 2.2 billion barrels of oil equivalent booked through extensions, discoveries, revisions and improved recovery. Reserve replacement has exceeded production for ten consecutive years at an average ratio of 145% over that period.

     In support of growth, 2002 capital expenditure and acquisitions at $9.7 billion was 9% higher than the 2001 level of $8.9 billion; 2001 was 52% higher than the 2000 level of $6.4 billion. Excluding acquisitions, capital expenditure in 2002 was $9.3 billion compared with $8.6 billion in 2001 and $6.4 billion in 2000.

     Our aim is to balance growth and returns by allocating investment to projects with the highest expected returns, ranked globally; by improving operating efficiency; and by selling assets that are not strategic to us and have greater value to others. We have already divested or agreed to divest assets amounting to over $3 billion in 2003.

     We made significant progress in 2002 in building up our five new profit centres. Late in 2002, development started at the Atlantis field in the Deepwater Gulf of Mexico. Atlantis joined four other fields -- Na Kika, Holstein, Mad Dog and Thunder Horse - that are also being developed in the Gulf. Construction of the Mardi Gras pipeline system, to handle the oil and gas production from BP's new fields in the Gulf, continues and is on track.

     We expect to invest around $20 billion in the five new profit centres during the period 2003 to 2007; no investment is currently planned for the proposed Russian joint venture. Building these profit centres requires a relatively high level of capital spending over the period 2002 to 2004.

Gas, Power and Renewables
                                                                               Years ended December 31,
                                                                          --------------------------------
                                                                             2002         2001         2000
                                                                         --------     --------    ---------
Turnover...............................................   ($ million)      37,357       39,442       21,203
Total replacement cost operating profit................   ($ million)         354          488          532
Total natural gas sales volumes (a)....................   (mmcf/d)         21,621       18,794       14,471

----------

(a)  Includes marketing, trading and supply sales.

     On January 1, 2002, the solar, renewables and alternative fuels activities were transferred from Other Businesses and Corporate to Gas and Power. To reflect this transfer, Gas and Power was renamed Gas, Power and Renewables from the same date and comparative information has been restated.

     Turnover was $37,357 million in 2002 compared with $39,442 million in 2001, as higher natural gas sales volumes were more than offset by lower prices, particularly in North America. The increase from $21,203 million in 2000 is mainly attributable to higher sales volumes in the natural gas marketing and trading business.

     Replacement cost operating profit for 2002 was $354 million compared with $488 million in 2001 and $532 million in 2000. The result for 2002 includes a special charge of $30 million related to the impairment of a cogeneration power plant under construction in the UK. The impairment is the result of a significant fall in power prices in the UK over the last two years. The decrease in profit in 2002 is due to a lower contribution from Ruhrgas and a weaker marketing and trading environment, partly offset by better performance in the NGL business and increased natural gas sales volumes which were up by 15%. The sale of the Ruhrgas shareholding was effective August 1, 2002. The 2001 result is down on 2000 due to a lower contribution from NGLs, partly offset by better results from marketing and trading and Ruhrgas. In 2000 the NGL business benefited from exceptionally strong margins.

     Natural gas sales increased from 14.5 billion cubic feet per day in 2000 to
18.8 billion cubic feet per day in 2001, and increased further to 21.6 billion cubic feet per day in 2002.

     Although gas sales volumes increased 15% in 2002, margins in the industry were less favourable than in 2001, which had benefited from a period of unusual volatility in North America. Margins improved across our NGLs business through a combination of operating efficiency, lower costs and favourable market conditions. We also achieved more than 20% growth in sales of solar systems and panels, from 55 megawatts in 2001 to 67 megawatts in 2002, with an overall improvement in total gross margin against increasing competitive pressure.

     Capital expenditure and acquisitions for 2002 was $408 million compared with $492 million in 2001 and $376 million in 2000.

Refining and Marketing
                                                                                Years ended December 31,
                                                                           --------------------------------
                                                                              2002         2001         2000 (a)
                                                                          --------     --------    ---------

Turnover...............................................   ($ million)      125,836      120,233      107,883
Total replacement cost operating profit................   ($ million)          872        3,573        3,486
Global Indicator Refining Margin (b)...................   ($/bbl)             2.11         4.06         4.22
Refinery throughputs...................................   (mb/d)             3,103        2,929        2,916
Total marketing sales .................................   (mb/d)             4,180        3,797        3,420

----------

(a) Includes BP's share of the BP/Mobil European joint venture until August 1, 2000.

(b) The Global Indicator Refining Margin is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

     Turnover for 2002 was $125,836 million compared with $120,233 million for 2001 and $107,883 million for 2000. The increase in turnover for 2002 compared with 2001 is due primarily to volume increases from the Veba acquisition. Results for Veba have been included from February 1, 2002. The increase in turnover for 2001 compared with 2000 principally reflected the acquisitions of ARCO and Burmah Castrol and the consolidation of the European fuels business during 2000. Turnover for 2000 included ARCO from April 14, Burmah Castrol from July 7 and the European fuels business from August 1. Turnover for 2001 includes these businesses for the full year.

     The replacement cost operating profit for 2002 was $872 million compared with $3,573 million in 2001 and $3,486 million in 2000. These results are after special charges of $415 million, $487 million and $595 million respectively; and depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions of $794 million, $770 million and $477 million, respectively. Special items for 2002 included a credit related to business interruption insurance proceeds of $184 million, as well as charges of $348 million related to Veba integration, $132 million restructuring costs, $62 million costs associated with an Olympic pipeline incident in 1999, a $35 million write-down of retail assets in Venezuela and $22 million settlement costs associated with a pre-acquisition ARCO US MTBE supply contract. Special charges in 2001 comprised $334 million Castrol integration costs, $101 million rationalization costs in the downstream European commercial business and Grangemouth restructuring and $52 million additional severance charges mainly related to former ARCO employees. The special charges in 2000 mainly comprised ARCO and Burmah Castrol integration costs, rationalization costs following the BP and Amoco merger, environmental charges and litigation costs.

     The 2002 special charges of $348 million related to the Veba acquisition comprised $210 million severance costs, $77 million other integration costs such as consulting, studies and internal project teams, $24 million system infrastructure and application costs, $22 million office consolidation and relocation and $15 million additional synergy projects. 2002 cash outflows related to these special charges were approximately $140 million. Integration began in February 2002, and completion is planned in the second half of 2003. Total costs and cash outflows are expected to be approximately $570 million, including the full integration of the organizations, rebranding and systems integration and alignment. The targeted synergies are $200 million per year. The $132 million special restructuring costs are associated with several restructuring and cost reduction initiatives during 2002 in different business units and support functions, primarily in the USA, Western Europe and in Africa. The largest single functional area affected was information technology. In Venezuela an impairment review was triggered by the current political crisis and poor business performance in 2002.

     The integration of the ARCO businesses was largely completed during 2001 and primarily affected the Western USA. The anticipated downstream synergies were achieved, resulting from cost reduction, hydrocarbon procurement and working capital reduction. The special charges associated with the integration were $52 million in 2001 and $109 million in 2000. The major components of the costs were severance payments, office consolidation and information technology infrastructure.

     The integration of the Castrol businesses was mostly complete by the end of 2001. The anticipated synergies of $260 million per year, resulting from efficiencies  in supply  chain and  support  activities,  were  exceeded  by $20 million and delivered one year in advance. The costs associated with restructuring, integration and rationalisation were $485 million ($334 million in 2001 and $151 million in 2000). The majority of the costs were related to severance payments, relocation and infrastructure.

     The result for 2002 compared with 2001 reflects the impact of a halving of worldwide refining margins with a further adverse effect from price differentials in BP's crude oil mix, and lower US retail margins, with some offset from European retail and the Veba contribution. Refining throughputs increased by 6% over the prior year and marketing volumes increased by 10%, primarily due to Veba. Excluding Veba, marketing volumes were slightly down. Retail shop sales grew 60% due to Veba and the increased number of BP Connect stations, 10% excluding Veba. Retail sales grew 7% in 2002 in stores that were also operating in 2001.

     Against   this   difficult   background,   we  delivered   improved   plant
availability, increased retail store sales and volume and margin growth in lubricants.

     The 2001 result reflects the benefit of the 2000 portfolio changes and improved marketing volumes, offset by the effects of a larger refinery maintenance programme. We delivered a strong performance, led in particular by US refining in the first half of the year, where margins were very good. In both the USA and Europe, refining margins declined in the latter part of 2001. In September 2001, in line with our strategy, we completed the sale of refineries at Mandan, North Dakota and Salt Lake City, Utah in the USA.

     Marketing experienced significant competitive pressures throughout 2001. We delivered growth of 23% (7% excluding portfolio changes) in convenience store sales and 8% in retail fuel volumes, reflecting the full-year benefit of the 2000 portfolio changes and the rollout of the new BP Connect convenience sites.

     Capital expenditure and acquisitions in 2002 was $7,753 million, including $5,038 million for the Veba acquisition, compared with $2,415 million in 2001 and $8,693 million in 2000. Excluding acquisitions, capital expenditure was $2,682 million in 2002 compared with $2,386 million in 2001 and $2,369 million in 2000.

Chemicals
                                                                             Years ended December 31,
                                                                          ----------------------------
                                                                            2002         2001       2000
                                                                          ------       ------     ------
Turnover...............................................   ($ million)     13,064       11,515     11,247
Total replacement cost operating profit................   ($ million)        515          128        760
Chemicals Indicator Margin (a).........................   ($/te)             102 (b)      109        126
Production volumes (c).................................   (kte)           26,988       22,716     22,065

----------

(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, engineering polymers and carbon fibers, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(b) Provisional. The data for the current year is based on eleven months of actual data and one month of provisional data.

(c) Includes BP share of joint ventures, associated undertakings and other interests in production.

     Turnover has increased from $11,247 million in 2000 to $11,515 million in 2001 and to $13,064 million in 2002. The higher turnover in 2001 compared with 2000 reflects the consolidation of Erdoelchemie from May 2, 2001 partly offset by the effect of lower prices. The increase in turnover for 2002 compared with 2001 primarily reflects higher production as a result of acquisitions, organic growth and improved site reliability.

     Replacement cost operating profit for 2002 was $515 million, compared with $128 million in 2001 and $760 million in 2000, including special charges of $250 million, $114 million and $276 million respectively.

     Special charges for 2002 included a $140 million write-down of our Indonesian manufacturing assets held for sale, following a review of immediate prospects and opportunities for future growth in a highly competitive market. In addition, there were $110 million of special integration and restructuring costs. Special charges for 2001 include Grangemouth restructuring and costs related to Erdoelchemie and Solvay integration. In 2000 special charges comprised a provision against a chemicals investment in Indonesia, asset write-downs and rationalization costs following the BP and Amoco merger.

     The special charges related to integration, rationalization and restructuring in 2002, 2001 and 2000 are the result of an ongoing segment restructuring programme which dates back to the merger of BP and Amoco. The costs comprise severance, asset write-downs, information technology alignment, and various other costs. The aim of the programme is to reposition the segment portfolio, and thus improve efficiency and performance.

     The 2002 result was an increase of $387 million over 2001, in an overall trading environment which was similar. This improvement was driven by lower costs and increased production.

     Compared with 2000, the business environment for petrochemicals was very difficult throughout 2001 with margins at levels below those seen at the bottom of the previous business cycle. After early plant operating problems, we recorded lower unit costs through restructuring and improved plant performance in the second half of 2001.

     Cash fixed costs per tonne of capacity, using an index which equates 2000 costs to 100, were 81 in 2002 compared with 86 in 2001.

     BP's share of production for 2002 was 26,988 thousand tonnes, up 19% on 2001, as a result of new production from existing and acquired assets. Production for 2001 was 22,716 million tonnes, up 3% on 2000 due to new production and acquired assets. Production for 2000 was 22,065 million tonnes.

     Major restructuring continued throughout 2002 and 2001, aimed at repositioning the portfolio and lowering the cost base. In addition to the special charges above, the 2002 and 2001 results include further rationalization costs of $39 million and $102 million respectively.

     Capital expenditure and acquisitions in 2002 was $823 million compared with $1,926 million in 2001 and $1,585 million in 2000. Excluding acquisitions, capital expenditure was $810 million, $1,446 million and $1,585 million respectively.

Other Businesses and Corporate
                                                                         Years ended December 31,
                                                                    --------------------------------
                                                                       2002         2001         2000
                                                                   --------     --------    ---------

Turnover...........................................   ($ million)       510          549           59
Replacement cost operating loss....................   ($ million)      (701)        (523)      (1,071)

     Other Businesses and Corporate comprises Finance, our coal and aluminium assets, our investments in PetroChina and Sinopec, interest income and costs relating to corporate activities worldwide.

     On January 1, 2002, the solar, renewables and alternative fuels activities were transferred to Gas, Power and Renewables. Comparative information has been restated.

     The net cost of Other Businesses and Corporate amounted to $701 million in 2002, $523 million in 2001 and $1,071 million in 2000. These net costs include special charges of $186 million, $73 million and $488 million respectively. Special charges in 2002 include provisions of $140 million for future rentals on surplus leasehold property and a charge of $46 million for environmental liabilities in respect of a divested business. Special charges in 2001 comprise additional severance charges mainly related to former ARCO employees. For 2000, special charges comprised ARCO integration costs, rationalization costs following the BP and Amoco merger and environmental charges.

     Expenditure on research for 2002 was $373 million, compared with $385 million in 2001 and $434 million in 2000.

     During 2000, we purchased an interest in PetroChina for $578 million and an interest in Sinopec for $416 million.

Outlook

     The trading environment was challenging during 2002. Whilst there was little change in crude oil prices between 2001 and 2002, natural gas prices and refining margins were significantly weaker than in the previous year and chemicals margins remained depressed.

     Crude oil prices were marginally higher in 2002 than in 2001. Dated Brent averaged $25.03 per barrel in 2002 compared with $24.44 per barrel in 2001. OPEC production restraint kept the market reasonably balanced despite weak oil demand and strong growth in oil production outside OPEC. Prices were volatile moving in a range of $18 to 32 for Brent but, in general, they trended upwards over the course of the year.

     The economic downturn and the aftermath of the September 11th terrorist attacks took a heavy toll on the margin businesses in 2002. Refining margins were depressed for much of the year and averaged only around half of 2001 levels in the face of consistently high product inventories and tightening crude oil markets. Margins in chemicals were at levels similar to the bottom of previous cycles.

     US natural gas prices (Henry Hub) averaged around $3.36 per mmbtu in 2002, down from $3.96 per mmbtu in 2001. The mild winter of 2001/2002 and the US economic downturn resulted in a large surplus of gas in storage at the start of the year, which was not worked off until late in 2002. Gas prices traded at a discount to residual fuel oil for most of the year. As with crude oil prices, US gas prices trended upwards over the course of 2002, the low of just under $2/mmbtu being recorded in January and the high of over $5/mmbtu being recorded in December.

     Crude oil prices have been volatile so far in 2003, with dated Brent fluctuating between $26 and $35 in the aftermath of the supply disruption caused by the Venezuelan general strike and as a result of the threat and subsequent outbreak of military action in Iraq. Refining margins have strengthened in response to falling product inventories. US natural gas prices have also been strong in the face of a cold US winter and declining US gas production. Chemicals margins remain under pressure.

     We continue to take a cautious view about the external environment in 2003, given the uncertain nature of the economic recovery and geopolitical uncertainties. Whilst US gas markets look to be strongly underpinned by supply/demand fundamentals, crude prices and refining margins remain vulnerable to reductions in uncertainties and potential economic weakness. Chemicals margins will be sensitive to any deterioration in economic conditions.

     As of the date of filing this annual report, the outlook in all our activities is unusually uncertain due to the unpredictable situation surrounding Iraq.

Environmental Expenditure
                                                                        Years ended December 31,
                                                                   --------------------------------
                                                                      2002         2001         2000
                                                                  --------     --------    ---------
                                                                               ($ million)

Operating expenditure........................................          485          436          514
Capital expenditure..........................................          660          423          298
Clean-ups....................................................           49           67           81
New provisions for environmental remediation.................          312          180          228
New provisions for decommissioning...........................          308          156          139

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

     Operating expenditure and clean-ups for 2002 were similar to the 2001 level. Capital expenditure increased in 2002 compared with 2001, primarily as a result of projects to reduce refinery emissions associated with our agreement with the Environmental Protection Agency and upgrades required to meet new US emission requirements for gasoline and highway diesel. Capital expenditures are expected to be at levels similar to 2002 in the near term. In addition to operating and capital expenditures, we also create provisions for future environmental remediation. The increase in new provisions in 2002 is primarily related to US retail sites and results from new regulations and ongoing review of the liabilities. Expenditure against such provisions is normally incurred in subsequent periods and is not included in environmental operating expenditure reported for such periods.

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

     In addition, we make provisions to meet the cost of eventual decommissioning of our oil- and gas-producing assets and related pipelines. Provisions for environmental remediation and decommissioning are usually set up on a discounted basis, as required by Financial Reporting Standard No. 12, 'Provisions, Contingent Liabilities and Contingent Assets'. Further details of decommissioning and environmental provisions appear in Item 18 -- Financial Statements -- Note 31. See also Item 4 -- Information on the Company -- Environmental Protection.

Insurance

     The Group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered an economic means of financing losses for the Group. Losses will therefore be borne as they arise rather than being spread over time through insurance premia with attendant transaction costs. The position is reviewed from time to time.

                         LIQUIDITY AND CAPITAL RESOURCES

Cash Flow
                                                                        Years ended December 31,
                                                                   --------------------------------
                                                                      2002         2001         2000
                                                                  --------     --------    ---------
                                                                               ($ million)
Net cash inflow from operating activities....................       19,342       22,409       20,416
Net cash (outflow) inflow ...................................         (344)       1,002        3,743

     Net cash outflow for 2002 was $344 million, compared with an inflow of $1,002 million in 2001, as lower operating cash flow and higher acquisition spending were partly offset by lower tax payments and higher disposal proceeds. The decrease in cash flow between 2000 and 2001 is primarily driven by higher capital expenditure and significantly lower divestment proceeds (2000 included proceeds from the sale of the ARCO Alaska assets).

     Net cash inflow from operating activities decreased to $19,342 million in 2002 from $22,409 million in 2001 and $20,416 million in 2000. In 2002, lower profit and higher working capital were partly offset by higher depreciation resulting from impairments. Lower income in 2001 compared with 2000 was more than compensated for by lower working capital requirements and higher depreciation.

     Dividends from joint ventures and associated undertakings have decreased from $1,039 million in 2000 to $632 million in 2001 and to $566 million in 2002. The decrease in 2002 was related to the Erdoelchemie transaction and the Altura transaction partly offset by an increase from Watson Cogeneration. The principal factor underlying the decrease in 2001 was the dissolution in August, 2000 of the BP/Mobil European joint venture.

     The net cash outflow from servicing of finance and returns from investments was $911 million in 2002, $948 million in 2001 and $892 million in 2000. The lower cash outflow in 2002 is primarily due to lower interest payments. The higher cash outflow in 2001 compared with 2000 arises because the decrease in interest payments was more than offset by the decrease in interest receipts.

     Tax payments decreased to $3,094 million in 2002 from $4,660 million in 2001 and $6,198 million in 2000 reflecting the decline in profits across the period and in 2000 additional taxes related to the FTC mandated disposal of ARCO's Alaskan operations.

     Payments for capital expenditures on fixed assets net of proceeds from sales of fixed assets, amounted to $9,646 million in 2002 compared with $9,849 million in 2001 and $7,072 million in 2000. The decrease in 2002 over 2001 was due to slightly lower capital expenditure and higher disposal proceeds. The increase in 2001 over 2000 was mainly due to higher capital expenditure and lower disposal proceeds.

     Acquisitions and disposals of businesses produced a net cash outflow of $1,337 million in 2002 compared with an outflow of $1,755 million in 2001, as the impact of the Veba acquisition was more than offset by higher disposal proceeds. Acquisitions and disposals of businesses produced a net cash outflow of $1,755 million in 2001 compared with an inflow of $865 million in 2000 reflecting decreased acquisition activity and lower disposal proceeds. 2000 included disposal proceeds of $6,803 million, for the FTC mandated sales, which were largely offset by the Burmah Castrol acquisition.

     Overall net cash outflow for capital expenditure and acquisitions, net of disposals, was $10,983 million compared with $11,604 million in 2001 and $6,207 million in 2000.

     Dividend payments have increased to $5,264 million from $4,827 million in 2001 and $4,415 million in 2000. The increase in both years reflects the impact of the higher dividend per share, partly offset by share repurchases.

Financing the Group's Activities

     The Group's principal commodity, oil, is priced internationally in dollars. Group policy has been to minimize economic exposure to currency movements by financing operations with US dollar debt wherever possible, otherwise by using currency swaps when funds have been raised in currencies other than dollars.

     The Group's finance debt is almost entirely in US dollars and at December 31, 2002 amounted to $22,008 million (2001 $21,417 million) of which $10,086 million (2001 $9,090 million) was short term.

     Net debt, that is debt less cash and liquid resources, was $20,273 million at the end of 2002, an increase of $664 million over the year. The ratio of net debt to net debt plus equity was 22% at the end of 2002 and 23% at the end of 2001. After adjusting for the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, the ratio of net debt to net debt plus equity was 28%. We expect to keep this adjusted ratio in the range of 25% to 35%.

     The maturity profile and fixed/floating rate characteristics of the Group's debt are described in Item 18 -- Financial Statements -- Notes 26 and 29.

     In addition to reported debt, BP uses conventional off balance sheet arrangements such as operating leases and borrowings in joint ventures and associated undertakings. At December 31, 2002 the Group's share of third party borrowings of joint ventures and associated undertakings was $457 million (2001 $460 million) and $849 million (2001 $1,136 million) respectively. These amounts are not reflected in the Group's debt on the balance sheet.

     The Group has issued third party guarantees under which amounts outstanding at December 31, 2002 are summarized below. Some guarantees outstanding are in respect of borrowings of joint ventures and associated undertakings noted above.

                                                               Guarantees expiring by period
                                             -------------------------------------------------------------
                                                                                                  2008 and
                                            Total     2003     2004    2005     2006     2007   thereafter
                                            -----    -----    -----   -----    -----    -----   ----------
                                                                      ($ million)
Guarantees issued in respect of:
Borrowings of joint ventures and
  associated undertakings..............       338       --       --     100       --      100          138
Liabilities of other third parties.....       293      133       65       9        9       11           66

     At December 31, 2002 contracts had been placed for authorized future capital expenditure estimated at $5,966 million, mainly in respect of exploration and production activities. Such expenditure is expected to be financed largely by cash flow from operating activities. The Group also has access to significant sources of liquidity in the form of committed facilities and other funding through the capital markets. At December 31, 2002, the Group had available undrawn committed borrowing facilities of $3,600 million ($3,400 million at December 31, 2001).

     On February 11, BP announced the formation of a joint venture with AAR in Russia. The deal is scheduled for completion in the summer of 2003, at which time BP will pay AAR approximately $3 billion in cash.

     The following table summarizes the Group's principal contractual obligations. Further information on borrowings and capital leases is given in
Item 18 -- Financial Statements -- Note 28 and further information on operating leases is given in Item 18 -- Financial Statements -- Note 34.

                                                                          Payments due by period
                                                    ----------------------------------------------------------------
                                                                                                            2008 and
Contractual obligations payments due by period      Total     2003     2004     2005     2006     2007    thereafter
                                                    -----    -----    -----    -----    -----    -----    ----------
                                                                              ($ million)
Long-term borrowings...........................    14,609    4,609      830    2,690      505    1,603         4,372
Finance lease obligations......................     4,423      106      204      211      218      203         3,481
Operating leases...............................     7,110    1,203      975      859      778      643         2,652
Unconditional purchase obligations.............    13,707    2,896    1,767    1,336    1,093      826         5,789

     The following table summarizes the nature of the Group's long-term unconditional purchase obligations. The Group enters into these arrangements principally to secure long-term access to supplies of crude oil, natural gas, feedstocks and pipeline systems.


                                                                     Payments due by period
                                              -----------------------------------------------------------------
                                                                                                       2008 and
Unconditional purchase                         Total     2003     2004     2005     2006     2007    thereafter
obligations payments due by period             -----    -----    -----    -----    -----    -----    ----------
                                                                              ($ million)
Crude oil and oil products................     2,741    1,239      503      304      226       90           379
Natural gas...............................     2,651      410      354      256      206      159         1,266
Chemicals and other refinery feedstocks...     4,147      320      311      306      302      297         2,611
Utilities.................................       770      119      109       67       55       48           372
Transportation............................     2,175      626      359      298      202      138           552
Use of facilities and services............     1,223      182      131      105      102       94           609
                                              ------    -----    -----    -----    -----    -----         -----
Total.....................................    13,707    2,896    1,767    1,336    1,093      826         5,789
                                              ======    =====    =====    =====    =====    =====         =====

     We have in place a European Debt Issuance Programme (DIP) and a US Shelf Registration under each of which the Group may raise $8 billion and $6 billion of debt respectively for maturities of one month or longer. At March 19, 2003, the amount drawn down against the DIP was $2,024 million, and $3,550 million under the US Shelf Registration.

     Commercial paper markets in the USA and Europe are a primary source of liquidity for the Group. At December 31, 2002 the outstanding commercial paper amounted to $4,853 million (2001 $4,634 million).

     BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

Liquidity Risk

     Liquidity risk is the risk that suitable sources of funding for the Group's business activities may not be available. The Group has long-term debt ratings of Aa1 and AA+ assigned respectively from Moody's and Standard & Poor's. Standard & Poor's placed this rating on CreditWatch, following the announcement of the transaction to form TNK-BP (see Item 4 - Information on the Company -- General -- Recent Developments). In early March 2003, the Company met with Standard & Poor's to discuss its debt rating. As of the date of this annual report, we await the outcome of their review.

     The Group has access to a wide range of funding at competitive rates through the capital markets and banks. It co-ordinates relationships with banks, borrowing requirements, foreign exchange requirements and cash management centrally. The Group believes it has access to sufficient funding and also has undrawn committed borrowing facilities to meet currently foreseeable borrowing requirements. At December 31, 2002, the Group had available undrawn committed facilities of $3,600 million. These committed facilities, which are mainly with a number of international banks, expire in 2003. The Group expects to renew the facilities on an annual basis.

Credit Risk

     Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group's normal commercial operations is controlled by individual operating units within guidelines. In addition, as a result of its use of derivatives to manage market risk, the Group has credit exposures through its dealings in the financial and specialized oil and natural gas markets. The Group controls the related credit risk through credit approvals, limits, use of netting arrangements and monitoring procedures. Counterparty credit validation, independent of the dealers, is undertaken before contractual commitment.

            CRITICAL ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS

UK Generally Accepted Accounting Policies

     BP prepares its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). This requires BP Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from the estimates and assumptions used.

     The accounts for the year ended December 31, 2002 have been prepared using accounting policies consistent with those used in the preparation of the 2001 accounts, except for the change in accounting policy for deferred tax described below.

     Segment information for 2001 and 2000 has been restated to reflect the transfer of the solar, renewables and alternative fuels activities from Other Businesses and Corporate to Gas and Power on January 1, 2002. At the same time to reflect this transfer Gas and Power was renamed Gas, Power and Renewables.

     The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of BP's consolidated financial statements are in relation to oil and natural gas reserves; depreciation and amounts provided; impairment; and provisions for deferred taxation, decommissioning, environmental liabilities, pensions and other postretirement benefits.

Adoption of New UK Accounting Standard

     With effect from January 1, 2002 BP has adopted Financial Reporting Standard No. 19 'Deferred Tax' (FRS 19). This standard generally requires that deferred tax should be provided on a full liability basis rather than on a restricted liability basis as required by Statement of Standard Accounting Practice No. 15 'Accounting for Deferred Tax' (SSAP15). The adoption of FRS 19 has been treated as a change in accounting policy.

     Under FRS 19 deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less tax in the future. In particular:

     -- Provision is made for tax on gains arising from the disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the replacement assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

     -- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, joint ventures and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

     Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

     Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

     When an acquisition has been made prior to the date of adopting FRS 19, the accounting standard requires that the fair values attributed to assets and liabilities at the date of acquisition be restated as though FRS 19 had applied at that time. Applying this principle has led to the creation of additional amounts of deferred taxation and additional amounts of goodwill on acquisitions made prior to January 1, 2002.

     The change in accounting policy has resulted in a prior year adjustment. Shareholders' interest at January 1, 2000 has been reduced by $6,250 million and the tax charge for the years ended December 31, 2001 and 2000 increased by $1,358 million and $1,676 million respectively. The provision for deferred tax has been increased by $10,047 million at December 31, 2001. Profit for the current year has been reduced by approximately $750 million as a result of the change in accounting policy.

Oil and Gas Reserves

     BP's oil and natural gas reserves are estimated by the Group's petroleum engineers in accordance with industry standards and SEC regulations. Proved oil and gas reserves are the estimated quantities of crude oil, NGLs and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Accordingly, these estimates do not include probable or possible reserves. Estimated oil and gas reserves are based on available reservoir data and prices and costs as of the date the estimate is made and are subject to future revision.

     As discussed below, oil and natural gas reserves have a direct impact on certain amounts reported in the financial statements.

Depreciation and Amounts Provided

     The Group follows the successful efforts method of accounting for its oil and gas activities. This accounting principle requires, among other things, that the capitalized costs for proved oil and gas properties (which include the costs of drilling successful wells) be amortized on the basis of oil-equivalent barrels that are produced in a period as a percentage of the total estimated proved reserves. The impact of changes in estimated proved reserves are dealt with prospectively by amortizing the remaining book value of the asset over the expected future production. If proved reserve estimates are revised downward, earnings could be affected by higher depreciation expense or an immediate write-down of the property's book value (see impairment discussion below).

     Given the large number of producing fields in the Group's portfolio, it is unlikely that any changes in reserve estimates, year on year, will have a significant effect on prospective charges for depreciation.

     Other tangible and intangible assets are depreciated on the straight-line method over their estimated useful lives. The average estimated useful lives of refineries are 20 years, chemicals manufacturing plants 20 years and service stations 15 years. Other intangibles are amortized over a maximum period of 20 years, with most goodwill amortized over 10 years. The 10-year amortization period chosen for the goodwill arising on the ARCO, Burmah Castrol and Veba acquisitions reflects the period over which the benefit of cost synergies is expected to be eroded.

     During the period 2000 to 2002 there have been no changes in the estimated useful lives of the Group's major asset categories. No significant changes are expected in 2003. The Group believes its asset lives are similar to those of its major competitors.

Impairment of Fixed Assets and Goodwill

     Fixed assets, including goodwill are assessed for impairment if there are events or changes in circumstances which indicate that carrying values of those assets may not be recoverable. This entails comparing the carrying value of the income-generating unit and associated goodwill with the recoverable amount of the asset, that is, the higher of net realizable value and value in use. Value in use is usually determined on the basis of discounted estimated future net cash flows.

     For oil and natural gas properties, the expected future cash flows are estimated based on the Group's plans to continue to produce and develop proved and associated risk-adjusted probable and possible reserves. Expected future cash flows from the sale or production of reserves are calculated based on a Brent oil price of $20 and a Henry Hub gas price of $3.20. These represent
10-year historic average prices. The net present values of cash flows are determined using a discount rate of 9%. The estimated future level of production is based on assumptions about future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.

     Charges for impairment are recognized in the Group's results from time to time as a result of, among other factors, adverse changes in the recoverable reserves from oil and natural gas fields, low plant utilization or reduced profitability. See Group Operating Results within this item for a discussion of impairment charges recognized in 2002. If there are low oil prices or natural gas prices or refining margins or chemicals margins over an extended period, the Group may need to recognize significant impairment charges.

Deferred Taxation

     The Group has approximately $5,300 million of carry-forward tax losses in the UK, which are available to offset against future taxable income. To date, tax assets have been recognized on $840 million of those losses (i.e., to the extent that it is regarded as more likely than not that suitable taxable income will arise). It is unlikely that the Group's effective tax rate will be significantly affected in the near term by utilisation of losses not previously recognized as deferred tax assets. Carry-forward tax losses in other taxing jurisdictions have not been recognized as deferred tax assets, and are not likely to have a significant effect on the Group's tax rate in the near term.

     Deferred taxation is not generally provided in respect of liabilities which may arise on the distribution of accumulated reserves of overseas subsidiaries, joint ventures and associated undertakings.

Decommissioning Costs

     The Group holds provisions for the future decommissioning of oil and natural gas production facilities and pipelines at the end of their economic lives. The largest asset removal obligations facing BP relate to the removal and disposal of oil and natural gas platforms and pipelines around the world. The estimated discounted costs of dismantling and removing these facilities are accrued at the commencement of production, reflecting our legal obligations. Most of these removal events are many years in the future and the precise requirements that will have to be met when the removal event actually occurs are uncertain. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public expectations. Consequently, the timing and amounts of future cash flows are subject to significant uncertainty.

     The timing and amount of future expenditures are reviewed annually together with the interest rate to be used in discounting the cash flows. The interest rate used to determine the balance sheet obligation at year end 2002 was 2.5% down from 3.0% at the end of 2001. This change in the discount rate increased the provision for decommissioning costs by $334 million at December 31, 2002.

Environmental Costs

     BP also makes judgments and estimates in recording costs and establishing provisions for environmental clean-up and remediation costs, which are based on current information on costs and expected plans for remediation. For environmental provisions, actual costs can differ from estimates because of changes in laws and regulations, public expectations, discovery and analysis of site conditions and changes in clean-up technology.

     The provision for environmental liabilities is reviewed annually. The change in the discount rate, from 3.0% at year end 2001 to 2.5% at year end 2002, increased the provision for environmental liabilities by $36 million at end 2002.

Pensions and Other Postretirement Benefits

     Accounting for pensions and other postretirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, health care cost-trend rates and rates of utilization of health care services by retirees. These assumptions are based on the environment in each country. Determination of the projected benefit obligations for the Company's defined benefit pension and postretirement plans are important to the recorded amounts for such obligations on the balance sheet and to the amount of benefit expense in the income statement. The assumptions used may vary from year-to-year, which will affect future results of operations. Any differences between these assumptions and the actual outcome also impacts future results of operations.

     Pension and other postretirement benefit assumptions are discussed and agreed with the independent actuaries in December each year. These assumptions are used to determine the projected benefit obligation at the year end and hence the liability or asset recorded on the Group's balance sheet, and pension expense for the following year.

     The pension assumptions at December 31, 2002 and 2001 under Statement of Standard Accounting Practice No. 24 'Accounting for Pension Costs' (SSAP 24) are summarized below. The change in assumptions should lead to a net increase in pension expense in 2003 of approximately $300 million.

                                                        UK            Other European                       USA
                                       -------------------       -------------------       -------------------
                                        2002          2001         2002         2001         2002         2001
                                     -------       -------      -------      -------      -------      -------
                                                                         (%)
Rate of return on assets............    6.25           6.0          n/a          n/a          8.0         10.0
Discount rate.......................    6.25           6.0         5.75          6.2         6.75         7.25
Future salary increases.............     4.0           4.5          4.0          3.2          4.0          4.0
Future pension increases............     2.5           2.5          2.4          2.0           --           --
Dividend growth.....................     n/a           n/a          n/a          n/a          n/a          n/a

     The assumed rate of investment  return and discount rate have a significant
effect  on  the  amounts  reported.  A  one-percentage-point   change  in  these
assumptions for the principal plans would have the following effects:

                                                                            One percentage point
                                                                            ---------------------
                                                                            Increase     Decrease
                                                                            --------     --------
                                                                                  ($ million)
Investment return:
Effect on pension expense in 2002.....................................          (240)         240
Discount rate:
Effect on pension expense in 2002.....................................          (320)         275
Effect on pension obligation at December 31, 2002.....................        (3,575)       3,625

     The assumptions used in calculating the charge for US postretirement benefits are consistent with those shown above for US pension plans. The assumed future healthcare cost trend rate is shown below.

                                                                                                     2009 and
                                                                                                   subsequent
                                                2003     2004     2005     2006     2007     2008       years
                                               -----    -----    -----    -----    -----    -----  ----------
                                                                              (%)
Beneficiaries aged under 65...............        12       11        9        8        7        6           5
Beneficiaries aged over 65................        15       14       12       10        8        7           6


     The change in assumptions between 2002 and 2003 should result in an increase in postretirement benefits of approximately $140 million.

     The assumed healthcare cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects:

                                                                                One percentage point
                                                                                ---------------------
                                                                                Increase     Decrease
                                                                                --------     --------
                                                                                     ($ million)
Effect on total of service and interest cost in 2002...........................       52          (41)
Effect on postretirement obligation  at December 31, in 2002...................      587         (476)

     Under SSAP 24 surpluses and deficits on pension and other postretirement benefit plans are not recognized immediately, but spread over a number of years. On the basis of SSAP 24 the asset or liability reflected in the Group's balance sheet at December 31, 2002 for the major pension and postretirement benefit plans, net of tax, is as follows:

                                                                                         USA
                                                                  Other      ------------------------
                                                      UK       European                Postretirement
                                                 Pension        Pension        Pension       benefits
                                              ----------     ----------     ----------    -----------

                                                                     ($ million)

Asset (liability)...........................       1,882         (2,883)           787        (1,795)


     If the assets and liabilities of the pension and postretirement benefits plans were measured at fair value at December 31, 2002 in accordance with Financial Reporting Standard No. 17, the assets and liabilities that would be recognized in the Group's balance sheet are set out below. The aggregate impact of using this basis would be to reduce BP Shareholders' interest by approximately $4.2 billion.

                                                                                         USA
                                                                  Other      ------------------------
                                                      UK       European                Postretirement
                                                 Pension        Pension        Pension       benefits
                                              ----------     ----------     ----------    -----------

                                                                     ($ million)

Asset (liability)...........................         221         (1,947)        (1,663)        (2,790)


     The Other European pension plans and US postretirement benefit plans are unfunded; payments to beneficiaries are made by the Group from its operating cash flows and other resources. The UK and US pension plans are generally funded. Subject to finalization of the actuarial valuation it is expected that a contribution in the range of $500 million to $700 million will be made to the US pension plan in 2003.

Impact of New UK Accounting Standards

     Retirement benefits: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17). This standard was to be fully effective for accounting periods ending on or after June 22, 2003 with certain of the disclosure requirements effective for periods prior to 2003. However, in November 2002, the UK Accounting Standards Board issued an amendment to FRS 17, which defers full adoption until January 1, 2005 although the disclosure requirements apply to periods prior to 2005. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities.

     The  pro  forma   impact  of  adopting   this   standard  on  pensions  and
postretirement benefits is shown in Notes 40 and 41 of Notes to Financial Statements.

US Generally Accepted Accounting Principles

     The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US generally accepted accounting principles (US GAAP). The principal differences between US GAAP and UK GAAP for BP Group reporting are discussed in Note 45 of Notes to Financial Statements.

Impact of New US Accounting Standards

     New US accounting standards adopted: The Group has adopted Statement of Financial Accounting Standards No. 141 'Business Combinations' (SFAS 141) for US GAAP reporting with effect from January 1, 2002. Under SFAS 141, the pooling of interest method of accounting is no longer permitted. Also on January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 144 'Accounting for the Impairment or Disposal of Long-Lived Assets' (SFAS 144). SFAS 144 retains the requirement to recognize an impairment loss only where the carrying value of a long-lived asset is not recoverable from its undiscounted cash flows and to measure such loss as the difference between the carrying amount and fair value of the asset. SFAS 144, among other things, changes the criteria that have to be met in order to classify an asset as held-for-sale and requires that operating losses from discontinued operations be recognized in the period that the losses are incurred rather than as of the measurement date.

     The adoption of SFAS 141 and SFAS 144 had no impact on profit, as adjusted to accord with US GAAP, for the year ended December 31, 2002 or on BP shareholders' interest, as adjusted to accord with US GAAP, at December 31, 2002.

     Asset retirement obligations: In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 'Accounting for Asset Retirement Obligations' (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002.

     The cumulative effect of adopting SFAS 143 at January 1, 2003 will result in an after tax credit to income, as adjusted to accord with US GAAP, of approximately $1,700 million. The effect of adoption also included an increase in total assets, as adjusted to accord with US GAAP, of approximately $660 million and a reduction in total liabilities, as adjusted to accord with US GAAP, of approximately $1,040 million. It is expected that there will be an additional charge to profit, adjusted to accord with US GAAP, in the range of $200 to 250 million in future periods.

     Costs associated with exit or disposal activities: In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 'Accounting for Costs Associated with Exit or Disposal Activities' (SFAS 146). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. The new standard requires that the liability be initially measured at fair value. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

     Contracts involved in energy trading activities: In October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus which rescinded EITF Issue No. 98-10, 'Accounting for Contracts Involved in Energy Trading and Risk Management Activities' (EITF 98-10). As a result of this consensus, all energy-related, non-derivative contracts (such as transportation, storage, tolling, and requirements contracts that do not meet the definition of a derivative) and trading inventories that are accounted for at fair value pursuant to EITF 98-10 will no longer be accounted for at fair value upon application of the consensus. Rather, such contracts will be accounted for as executory contacts on an accruals basis.

     The consensus is applicable for all contracts executed after October 25, 2002. Application of the consensus to contracts existing prior to October 26, 2002 is required to be accounted for as a cumulative effect of a change in accounting principle effective for periods beginning after December 15, 2002.

     For BP's reporting under UK GAAP, energy-related non-derivative contracts associated with trading activities are marked to market with gains and losses recognized in the income statement.

     The cumulative effect of adopting the consensus at January 1, 2003 will result in an after tax credit to income, as adjusted to accord with US GAAP, of approximately $50 million.

     Stock-based compensation: In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 'Accounting for Stock-Based Compensation
- Transition and Disclosure' (SFAS 148). SFAS 148 amends SFAS 123 to permit alternative methods of transition for adopting a fair value based method of accounting for stock-based employee compensation. Under UK GAAP, the Group uses the intrinsic value method to account for stock-based employee compensation.

     Guarantees: In November 2002, the FASB issued FASB Interpretation No. 45 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others' (Interpretation 45). Interpretation 45 elaborates on existing disclosure requirements for guarantees and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

     Consolidation: In January 2003, the FASB issued FASB Interpretation No. 46 'Consolidation of Variable Interest Entities' (Interpretation 46). Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. Interpretation 46 applies to variable interest entities created or acquired after January 31, 2003. For variable interest entities existing at January 31, 2003, Interpretation 46 is effective for accounting periods beginning after June 15, 2003.

     The Company is currently carrying out the analysis necessary to adopt Interpretation 46 in the third quarter of 2003 for existing entities. The Company does not expect that the adoption of Interpretation 46 will have a significant effect on profit as adjusted to accord with US GAAP, or BP shareholders' interest, as adjusted to accord with US GAAP.

Impact of International Accounting Standards

     In June 2002, the European Union Council of Ministers adopted a Regulation which will require the Group to prepare its primary consolidated financial statements in accordance with International Accounting Standards (IAS) beginning January 1, 2005, with restatement of prior periods presented. IAS differ in several respects from UK and US GAAP. In addition, significant revisions to IAS are currently being contemplated and other revisions may be adopted prior to January 1, 2005. The Group has not determined the effects of adopting IAS.

ITEM 6 -- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                        DIRECTORS AND SENIOR MANAGEMENT

     The  following  lists  the  Company's  directors and senior management.

                                                                                Initially elected
Name                                                                            or appointed
------                                                                          --------------

P D Sutherland....................... Non-executive chairman (a)                Chairman since May 1997
                                                                                Director since July 1995
Sir Ian Prosser...................... Non-executive deputy chairman (a)(b)(c)   Deputy chairman since
                                                                                February 1999
                                                                                Director since May 1997
The Lord Browne of Madingley......... Executive director (Group chief           September 1991
                                      executive)
R C Alexander........................ Chief executive, Gas, Power
                                      and Renewables                            April 2002
Dr D C Allen......................... Executive director                        February 2003
P B P Bevan.......................... Group general counsel                     September 1992
R F Chase............................ Executive director                        March 1992
I C Conn............................. Chief executive, Chemicals                November 2002
Dr A B Hayward....................... Executive director                        February 2003
J A Manzoni.......................... Executive director                        February 2003
Dr B E Grote......................... Executive director (Chief financial
                                      officer)                                  August 2000
R L Olver............................ Executive director (Deputy group
                                      chief executive)                          January 1998
J H Bryan............................ Non-executive director (a)(c)             December 1998
E B Davis, Jr........................ Non-executive director (a)(b)(c)          December 1998
Dr D S Julius........................ Non-executive director (a)(b)             November 2001
C F Knight........................... Non-executive director (a)(b)             October 1987
F A Maljers.......................... Non-executive director (a)(d)             December 1998
Dr W E Massey........................ Non-executive director (a)(d)             December 1998
H M P Miles.......................... Non-executive director (a)(c)(d)          June 1994
Sir Robin Nicholson.................. Non-executive director (a)(b)             October 1987
M H Wilson........................... Non-executive director (a)(c)(d)          December 1998

----------
(a) Member of the Chairman's Committee.
(b) Member of the Remuneration Committee.
(c) Member of the Audit Committee.
(d) Member of the Ethics and Environment Assurance Committee.

     Mr W D Ford retired as an executive director on March 31, 2002. Sir Robert Wilson retired as a non-executive director on April 18, 2002. Dr J G S Buchanan retired as an executive director and chief financial officer on November 21, 2002. Mr R F Chase will retire as an executive director on April 23, 2003. BP's articles of association require directors who have held office for three years or more since they were appointed or re-elected to retire from office at the Company's annual general meeting, together with directors appointed by the board since the last annual general meeting. Retiring directors may offer themselves for re-election. The Director retiring and offering himself for re-election at this year's meeting is Mr C F Knight. Dr D C Allen, Dr A B Hayward and Mr J A Manzoni are standing for election by the shareholders.

     The biographies of the directors and the secretary are set out below.

     P D Sutherland, SC -- Peter Sutherland (56) rejoined BP's board in 1995, having previously been a non-executive director from 1990 to 1993. He was appointed chairman of BP in 1997. He is non-executive chairman of Goldman Sachs International and a non-executive director of Telefonaktiebolaget LM Ericsson, Investor AB and The Royal Bank of Scotland Group.

     Sir Ian Prosser -- Sir Ian (59) joined BP's board in 1997 and was appointed non-executive deputy chairman in 1999. He is chairman of Six Continents. He is also a non-executive director of GlaxoSmithKline, and chairman of the Executive Committee of the World Travel and Tourism Council.

     The Lord Browne of Madingley, FREng -- Lord Browne, formerly Sir John Browne, (55), group chief executive, was appointed an executive director of BP in 1991 and group chief executive in 1995. He is a non-executive director of Goldman Sachs Group and Intel Corporation, and a trustee of the British Museum.

     R C Alexander - Ralph Alexander (47), was appointed chief executive of Gas, Power and Renewables in April 2002.

     Dr D C Allen -- David Allen (48), group chief of staff, was appointed an executive director of BP in February 2003.

     P B P Bevan - Peter Bevan (58),  was  appointed  group  general  counsel in
1992.

     R F Chase -- Rodney Chase (59), senior adviser to the group chief executive, was appointed an executive director of BP in 1992. He is a non-executive director of Computer Sciences Corporation, Diageo and Tesco. He is also a trustee of the Prince of Wales International Business Leaders Forum and a member of the Executive Board of the World Council for Sustainable Development.

     I C Conn - Iain Conn (40), was appointed chief executive of Chemicals in November 2002.

     Dr B E Grote -- Byron Grote (54), chief financial officer, was appointed an executive director of BP in 2000 and chief financial officer in November 2002.

     Dr A B Hayward -- Tony Hayward (45), chief executive, Exploration and Production, was appointed an executive director of BP in February 2003. He is a non-executive director of Corus Group.

     J A Manzoni -- John Manzoni (43), chief executive, Refining and Marketing, was appointed an executive director of BP in February 2003.

     R L Olver -- Dick Olver (56), deputy group chief executive, was appointed an executive director of BP in 1998, and deputy group chief executive in January 2003. He is a non-executive director of Reuters Group.

     J H Bryan -- John Bryan (66) joined Amoco's board in 1982. He serves on the boards of Bank One Corporation, General Motors Corporation and Goldman Sachs. He retired as chairman of Sara Lee Corporation in 2001.

     E B Davis, Jr -- Erroll B Davis, Jr (58) joined Amoco's board in 1991. He is president and chief executive officer of Alliant Energy. He is a non-executive director of PPG Industries and a member of the American Society of Corporate Executives. He serves as a director of the Wisconsin Association of Manufacturers and Commerce, the Edison Electric Institute and the Electric Power Research Institute. He is also chairman of the board of trustees of Carnegie Mellon University.

     Dr D S Julius, CBE -- DeAnne Julius (53) joined BP's board in November 2001. She is a non-executive director of the Court of the Bank of England, Lloyds TSB, Serco and Roche Holding. From 1997 until June 2001 she was a full time member of the Monetary Policy Committee of the Bank of England.

     C F Knight -- Charles Knight (67) joined BP's board in 1987. He is chairman of Emerson Electric and is a non-executive director of Anheuser-Busch, Morgan Stanley Dean Witter, SBC Communications and IBM.

     F A Maljers, KBE -- Floris Maljers (69) joined Amoco's board in 1994. He is a member of the supervisory boards of SHV Holding and Vendex NV. He is chairman of the supervisory boards of KLM Royal Dutch Airlines, the Amsterdam Concertgebouw NV and Rotterdam School of Management, Erasmus University.

     Dr W E Massey -- Walter Massey (64) rejoined Amoco's board in 1993, having previously been a director from 1983 to 1991. He is president of Morehouse College and is a non-executive director of Motorola, Bank of America, McDonald's Corporation, the Mellon Foundation and the Commonwealth Fund. He serves on President Bush's Council of Advisors on Science and Technology.

     H M P Miles, OBE -- Michael Miles (66) joined BP's board in 1994. He is chairman of Schroders and of Johnson Matthey.

     Sir Robin Nicholson, FREng, FRS -- Sir Robin (68) joined BP's board in 1987. He is a non-executive director of Rolls-Royce.

     M H Wilson -- Michael Wilson (65) joined Amoco's board in 1993. He is president and chief executive officer of UBS Global Asset Management (Canada) and a non-executive director of Manufacturers Life Insurance Company and UBS Global Asset Management.

                                  COMPENSATION

     The  remuneration   committee   determines  the  terms  of  engagement  and
remuneration of the executive directors.

Reward Policy

     The remuneration committee's reward policy reflects its obligation to align executive directors' remuneration with shareholders' interests and to engage world-class executive talent for the benefit of the Group. The main principles of the policy are:

     -- Total rewards should be set at appropriate levels to reflect the competitive global market in which BP operates.

     -- The majority of the total reward should be linked to the achievement of demanding performance targets.

     -- Executive directors' incentives should be aligned with the interests of ordinary shareholders. This is achieved through setting performance targets that are based on measures of shareholders' interests and through the committee's policy that each executive director should hold a significant shareholding in the Company, currently equivalent to 5 x the director's base salary.

     --   The  performance  targets in the Executive  Directors'  Incentive Plan
          (EDIP) should encompass demanding comparisons of BP's shareholder returns and earnings with those of other companies in its own industry and in the broader marketplace.

     -- The wider scene, including pay and employment conditions elsewhere in the Group, should be taken into account, especially when determining annual salary increases.

Elements of Remuneration

     The executive directors' total remuneration consists of salary, annual bonus, long-term incentives, pensions and other benefits. This reward structure is regularly reviewed by the committee to ensure that it is achieving its objectives. In 2003, over three-quarters of executive directors' potential direct remuneration will again be performance related. It is intended that this balance of elements should continue.

Salary

     Each executive director receives a fixed sum payable monthly in cash. The committee expects to review salaries later in 2003 in line with global markets. The appropriate survey groups are defined and analyzed by external remuneration advisers.

Annual Bonus

     Each   executive   director  is  eligible  to   participate  in  an  annual
performance-based bonus scheme. The remuneration committee reviews and sets bonus targets and levels of eligibility annually. The target level is 100% of base salary (except for Lord Browne, for whom, as group chief executive, it is considered appropriate to have a target of 110%). There is a stretch level of 150% of base salary for substantially exceeding targets. Executive directors' annual bonus awards for 2003 will again be based on a mix of demanding financial targets and other leadership objectives, established at the beginning of the year. In addition to business performance, they cover areas such as people, safety, environment and organization.

Long-term Incentives

     Long-term incentives are provided under the EDIP, which was approved by shareholders in April 2000. It has three elements: a share element, a share option element and a cash element. Each executive director participates in this plan. The committee's policy, subject to unforeseen circumstances, is that this should continue until the plan expires or is renewed in 2005. The committee's policy for 2003 is to continue to use only the share element and the share option element. The committee's policy that each executive director should hold shares equivalent to 5 x the director's base salary is reflected in the terms of the plan.

     The performance conditions in the share element and share option elements of the EDIP were selected to ensure that executive directors' long-term remuneration under the EDIP is appropriately balanced between elements testing BP's performance against that of competitors in the oil industry and elements testing BP's performance against that of the leading global companies.

Share Element

     The share element permits the remuneration committee to grant `performance units' to executive directors, which may result in an award of shares (without payment by the directors) at the end of a three-year performance period if demanding performance conditions are met. The maximum number of shares that may be awarded for each performance unit is two.

     Shares awarded are then held in trust for three years before they are released to the individual. This gives the executive directors a six-year incentive structure, and ensures their interests are aligned with those of shareholders.

     The share element compares BP's performance against the oil and gas sector over three years on a rolling basis. This is assessed in terms of a three year total shareholder return against the market (SHRAM), return on average capital employed (ROACE) and earnings per share growth, based on pro forma results adjusted for special items (EPS). SHRAM is the primary measure, accounting for nearly two-thirds of the potential total award. All calculations are reviewed by the external auditors to ensure that they meet an independent objective standard. The relative position of the Company within the comparator group determines the number of shares awarded per performance unit.

     For the 2001-2003 plan, BP's three-year SHRAM is measured against the other oil majors: ExxonMobil, Shell, TotalFinaElf and ChevronTexaco. Due to the reduced number of oil majors, for the 2002-2004 and 2003-2005 plans BP's three-year SHRAM is measured against the companies in the FTSE All World Oil and Gas Index. Companies within the index are weighted according to their market capitalization at the beginning of each three-year period in order to give greatest emphasis to oil majors.

     The committee reviews and approves annually the performance measures and the comparator companies. The policy for 2003 and for the foreseeable future is to continue with the SHRAM measure adopted by the committee in relation to the 2002-2004 and 2003-2005 plans.

     BP's ROACE and EPS for all the plans since April 2001 are, and for the foreseeable future will be, measured against ExxonMobil, Shell, TotalFinaElf and ChevronTexaco.

Share Option Element

     The share option element of the EDIP is designed to reflect BP's performance relative to a wider selection of global companies. It has a disclosed three-year pre-grant performance requirement that differentiates it from traditional share option schemes. Under this element, options may be granted to executive directors at an exercise price no lower than the market value (as determined in accordance with the plan rules) of a share at the date the option is granted. Reflecting the pre-grant performance requirement, options vest over three years after grant (one-third each after one, two and three years respectively). They have a life of seven years after grant.

     In accordance with the framework approved by shareholders in 2000, it is the committee's policy to continue exercising its judgement to decide the number of options to be granted to each executive director, taking into account BP's total shareholder return (TSR) compared with the TSR for the FTSE Global 100 group of companies over the three years preceding the grant. The committee will not grant options in any year unless the criteria for an award of shares under the share element have been met. These methods of calculation were chosen to enable the committee to take into account not only the TSR position but also the underlying health of the business and the competitive marketplace.

     Following grant, the options are not subject to any performance conditions. The remuneration committee favours this approach for two main reasons. First, it has the effect of treating share options as a reward both for past performance (because BP's ranking within a comparator group will have been taken into account in determining the number of shares under option) and as an incentive for future performance (because the participant's gain under the option will depend on share price growth after the grant under the option). Second, BP operates internationally and the application of a performance condition after grant is not a feature of option schemes operated by major international companies based outside the UK.

Cash Element

     The cash element allows the remuneration committee to grant cash rather than share-based incentives in exceptional circumstances. This element was not used in 2002, and the committee has no present intention to use it in 2003.

Other Benefits

Pension

     Executive directors are eligible to participate in the appropriate pension schemes applicable in their home countries.

Benefits and Other Share Schemes

     Executive directors are eligible to participate in regular employee benefit plans and in all-employee share schemes and savings plans as applicable in their home countries. Benefits in kind are not pensionable.

Resettlement Allowance

     Expatriates may receive a resettlement allowance for a limited period.

New Appointees

     Dr Allen, Dr Hayward and Mr Manzoni were appointed executive directors on February 1, 2003, each on a base salary of (pound)400,000 per annum. They are subject to the committee's policy on executive directors' remuneration, as described above. As such, they will be eligible to participate in the annual bonus scheme and EDIP described above on a similar basis to the other executive directors.

2002 Remuneration for Executive Directors

     The table below represents remuneration received by executive directors in the 2002 financial year, with the exception of the 2002 annual bonus which was earned in 2002 but paid in 2003. Amounts are shown in both US dollars and pounds sterling and are converted at the rate of (pound)1 = $1.44 for 2001 and (pound)1 = $1.50 for 2002. Lord Browne, Mr Chase, Mr Olver and Dr Buchanan received their remuneration in pounds sterling; Dr Grote and Mr Ford in US dollars.

                                    Annual remuneration         Long term Performance Plan (LTPP)        Grants under EDIP
                     ----------------------------------------  ----------------------------------   ------------------------
                                                                2000-2002 LTPP    1999-2001 LTPP        2002-2004        Share
                                                                  (awarded in       (awarded in             Share       option
                                                                   Feb 2003)         Feb 2002)            element      element
                        2002  annual                                                                      (granted in Feb 2002)
                         performance    Other      2002    2001  Actual             Actual
                     Salary    bonus benefits     total   total   award    Value     award   Value(c) (performance
Summary of 2002        `000     `000     `000      `000    `000 (shares)(a) `000(b)(shares)   `000          units)(d)  (options)(e)
Remuneration         ------    ----- --------     -----   -----  ------    -----    ------   ------   ------------     --------
                       ($)      ($)     ($)        ($)     ($)               ($)               ($)
                    (pounds) (pounds)(pounds)   (pounds) (pounds)         (pounds)          (pounds)
The Lord Browne
  of Madingley.....  $1,926   $2,543      $78    $4,547  $4,373 224,000   $1,329   472,500  $3,875         475,556    1,348,032
....................   1,284    1,695       52     3,031   3,037              886             2,691

R F Chase..........    $960   $1,152      $47    $2,159  $2,042 139,200     $826   315,000  $2,583         272,031           --
....................     640      768       32     1,440   1,418              551             1,794

Dr B E Grote.......    $713     $856     $302(f) $1,871  $1,864  68,000     $403    175,000 $1,436         182,613      349,038
....................     475      570      202     1,247   1,294              269               997

R L Olver..........    $795     $954      $56    $1,805  $1,717 117,600     $698    252,000 $2,066         196,296      370,956
....................     530      636       37     1,203   1,192              465             1,435

Directors leaving the board in 2002 (g)
Dr J G S Buchanan..    $715     $787      $26    $1,528  $1,656 123,200     $731    280,000 $2,297         221,026           --
....................     477      524       17     1,018   1,150              487             1,595

W D Ford...........    $180     $180     $148(f)   $508  $2,188 105,600     $626    175,000 $1,436               --          --
....................     120      120       99       339   1,519              418               997

------------

(a) Gross award of shares based on a performance assessment by the remuneration committee and on the other terms of the plan. Sufficient shares are sold to pay for tax applicable. Remaining shares are held in trust until 2006 when they are released to the individual.

(b) Based on the closing mid-market price of BP shares on February 17, 2003 ((pound)3.955/$5.93 at (pound)1=$1.50).

(c) Based on the closing mid-market price on date of award ((pound)5.695/$8.20 at (pound)1=$1.44).

(d) Performance units granted under the 2002-2004 share element of the EDIP are converted to shares at the end of the performance period. Maximum of two shares per performance unit.
(e) Options granted in February 2002 have a grant price of (pound)5.715 per share. Dr Grote holds options over ADSs; the above numbers and prices reflect calculated equivalents.
(f) Includes resettlement allowances for Dr Grote and Mr Ford of $300,000 and $110,000 respectively.
(g) Amounts for Dr Buchanan and Mr Ford reflect the eleven months and three months respectively that they were directors in 2002.

Salary

     In January 2002 base salaries for executive directors were increased by less than 10% per annum. Base salaries have recently been increased by 5% per annum both for Dr Grote on his promotion to chief financial officer and for Mr Olver on his promotion to deputy group chief executive.

Annual Bonus

     The annual bonus awards for 2002 were based on a mix of financial targets and leadership objectives established at the beginning of the year. Assessment of all the targets resulted in a target performance of 120 points out of a maximum of 150, which is some 11% lower than the 135 points last year. The resulting bonus awards are shown in the summary table above. All calculations in relation to the annual bonus have been reviewed by the external auditors.

Long-term Performance-based Components

Long Term Performance Plan (LTPP) and Share Element of EDIP

     Under the Long Term Performance Plans and the share element of the EDIP, performance units are granted at the beginning of the period and converted into an award of shares at the end of the three-year period, depending on performance. There is a maximum of two shares per performance unit.

     Since the adoption of the EDIP in April 2000, the executive directors have ceased to be eligible for grants under the BP share option plan and the LTPPs. However, they were not required to relinquish rights under those plans that had already been granted prior to April 2000 (including performance units under the LTPPs that have yet to mature into share awards).

     The last of these LTPP rights under the 1999-2001 and 2000-2002 plans matured or mature into share awards in February 2002 and 2003 respectively.

     For the 2000-2002 LTPP, BP's performance was assessed in terms of SHRAM, ROACE and EPS growth - each relative to that of ExxonMobil, Shell, TotalFinaElf, ChevronTexaco, ENI and Repsol-YPF.

     BP's SHRAM came in at sixth place among the comparator group, fourth place on EPS growth and first place on ROACE.

     Based on a performance assessment of 80 points out of 200, the remuneration committee has made awards of shares to executive directors as highlighted in the 2000-2002 lines of the table on the page following.

     The following table summarizes the LTPPs and share elements of the executive directors' remuneration for 2002.

                                                            LTPP/Share element interests                      Interests vested
                      ------------------------------------------------------------------    -----------------------------------
                                                      Market
                                                    price of                                                             Market
                                                  each share                                                           price of
                                                  at date of                                 Number                  each share
                                        Date of     grant of      Performance units(b)           of                    at share
                                       grant of  performance  --------------------------   ordinary                       award
                    Performance     performance        units  At Jan 1  Granted   At Dec     shares       Share award      date
                         period(a)        units       (pound)     2002     2002  31 2002    awarded(c)           date    (pound)
                    -----------     -----------  -----------   -------  -------  -------    --------      -----------   -------

The Lord Browne       1999-2001    Mar 11, 1999         5.11   270,000       --       --    472,500      Feb 19, 2002      5.70
  of Madingley        2000-2002    Feb 23, 2000         4.59   280,000       --  280,000    224,000      Feb 17, 2003      3.96
                      2001-2003    Feb 19, 2001         5.80   415,000       --  415,000         --                --        --
                      2002-2004    Feb 18, 2002         5.73        --  475,556  475,556         --                --        --

R F Chase             1999-2001    Mar 11, 1999         5.11   180,000       --       --    315,000      Feb 19, 2002      5.70
                      2000-2002    Feb 23, 2000         4.59   174,000       --  174,000    139,200      Feb 17, 2003      3.96
                      2001-2003    Feb 19, 2001         5.80   205,000       --  205,000         --                --        --
                      2002-2004    Feb 18, 2002         5.73        --  237,037  237,037         --                --        --
                      2002-2004    Mar 13, 2002         6.17        --   34,994   34,994         --                --        --

Dr B E Grote          1999-2001    Mar 11, 1999         5.11   100,000       --       --    175,000      Feb 19, 2002      5.70
                      2000-2002    Feb 23, 2000         4.59    85,000       --   85,000     68,000      Feb 17, 2003      3.96
                      2001-2003    Feb 19, 2001         5.80   155,000       --  155,000         --                --        --
                      2002-2004    Feb 18, 2002         5.73        --  182,613  182,613         --                --        --

R L Olver             1999-2001    Mar 11, 1999         5.11   144,000       --       --    252,000      Feb 19, 2002      5.70
                      2000-2002    Feb 23, 2000         4.59   147,000       --  147,000    117,600      Feb 17, 2003      3.96
                      2001-2003    Feb 19, 2001         5.80   170,000       --  170,000         --                --        --
                      2002-2004    Feb 18, 2002         5.73        --  196,296  196,296         --                --        --

Directors leaving the board in 2002

Dr J G S Buchanan     1998-2000     Feb 5, 1998         4.05   159,900(d)    --       --         --                --        --
                      1999-2001    Mar 11, 1999         5.11   160,000       --       --    280,000      Feb 19, 2002      5.70
                      2000-2002    Feb 23, 2000         4.59   154,000       --  154,000(e) 123,200      Feb 17, 2003      3.96
                      2001-2003    Feb 19, 2001         5.80   165,000       --  165,000(e)      --                --        --
                      2002-2004    Feb 18, 2002         5.73        --  192,593  192,593(e)      --                --        --
                      2002-2004    Mar 13, 2002         6.17        --   28,433   28,433(e)      --                --        --

W D Ford              1999-2001    Mar 11, 1999         5.11   100,000       --       --    175,000      Feb 19, 2002      5.70
                      2000-2002    Feb 23, 2000         4.59   132,000       --  132,000(f) 105,600      Feb 17, 2003      3.96
                      2001-2003    Feb 19, 2001         5.80   170,000       --  170,000(f)      --                --        --

Former Director
Dr C S Gibson-Smith   1999-2001    Mar 11, 1999         5.11   144,000       --       --    252,000      Feb 19, 2002      5.70
                      2000-2002    Feb 23, 2000         4.59   140,000       --  140,000    112,000      Feb 17, 2003      3.96

---------------

(a) For performance periods up to 2000-2002, performance units were granted under the LTPPs. Thereafter they were granted under the EDIP as explained in this item. Each performance period ends on December 31 of the third year.
(b) Represents number of performance units, each having a maxiumum potential of two shares depending on performance.
(c) Represents awards of shares or share equivalents made at the end of the relevant performance period based on performance achieved under rules of the plan. BP's performance is assessed in terms of three-year SHRAM against the oil majors. For 1998-2000 this included ExxonMobil, Shell, TotalFinaElf, ChevronTexaco; for 1999-2001 this included ExxonMobil, Shell, TotalFinaElf, ChevronTexaco; and for 2000-2002 this included ExxonMobil, Shell, TotalFinaElf, ChevronTexaco, ENI Repsol-YPF. For the two latter plans, performance was also assessed in terms of ROACE and EPS growth against he same oil majors. Dr Grote and Mr Ford received their awards in ADSs.
(d) Dr Buchanan elected to defer to 2004 the determination of whether an award should be made for this period.
(e)  On leaving the board of BP p.l.c. on November 21, 2002.
(f)  On leaving the board of BP p.l.c. on March 31, 2002

Share Options

     The table below represents the interests of executive directors in options over Ordinary Shares during 2002.

                                                                                        Market price    Date from
                   Option           At                                  At       Option      at date  which first
                     type  Jan 1, 2002    Granted  Exercised  Dec 31, 2002        price  of exercise  exercisable   Expiry date
                   ------  -----------  ---------  ---------  ------------   ---------- ------------  -----------   -----------
The Lord Browne
  of Madingley       SAYE        5,968         --      5,968            --  (pound)2.89  (pound)4.52   Sept 1, 02    Feb 28, 03
                     SAYE           --      3,661         --         3,661  (pound)4.52           --   Sept 1, 07    Feb 28, 08
                     EDIP      408,522         --         --       408,522  (pound)5.99           --   May 15, 01    May 15, 07
                     EDIP    1,269,843         --         --     1,269,843  (pound)5.67           --   Feb 19, 02    Feb 19, 08
                     EDIP           --  1,348,032         --     1,348,032  (pound)5.72           --   Feb 18, 03    Feb 18, 09

R F Chase            SAYE        3,388         --         --         3,388  (pound)4.98           --   Sept 1, 05    Feb 28, 06
                     EDIP       85,215         --         --        85,215  (pound)5.99           --   May 15, 01    May 15, 07
                     EDIP      312,171         --         --       312,171  (pound)5.67           --   Feb 19, 02    Feb 19, 08

Dr B E Grote(a)       SAR       40,000         --         --        40,000       $13.63           --   Mar 23, 96    Mar 23, 03
                      SAR       40,800         --         --        40,800       $16.63           --   Mar 25, 97    Mar 25, 04
                      SAR       35,600         --         --        35,600       $19.16           --   Feb 28, 98    Feb 28, 05
                      SAR       35,200         --         --        35,200       $25.27           --   Mar  6, 99    Mar  6, 06
                      SAR       40,000         --         --        40,000       $33.34           --   Feb 28, 00    Feb 28, 07
                      BPA       10,404         --         --        10,404       $53.90           --   Mar 15, 00    Mar 14, 09
                      BPA       12,600         --         --        12,600       $48.94           --   Mar 28, 01    Mar 27, 10
                     EDIP       40,182         --         --        40,182       $49.65           --   Feb 19, 02    Feb 19, 08
                     EDIP           --     58,173         --        58,173       $48.82           --   Feb 18, 03    Feb 18, 09

R L Olver            SAYE        2,386         --         --         2,386  (pound)2.89           --   Sept 1, 02    Feb 28, 03
                     SAYE        1,137         --         --         1,137  (pound)5.11           --   Sept 1, 04    Feb 28, 05
                     SAYE           --        840         --           840  (pound)4.52           --   Sept 1, 05    Feb 28, 06
                     EDIP       71,847         --         --        71,847  (pound)5.99           --   May 15, 01    May 15, 07
                     EDIP      260,319         --         --       260,319  (pound)5.67           --   Feb 19, 02    Feb 19, 08
                     EDIP           --    370,956         --       370,956  (pound)5.72           --   Feb 18, 03    Feb 18, 09

Director leaving the board in 2002
Dr J G S Buchanan(b) SAYE        1,856         --         --         1,856  (pound)3.71           --   Sept 1, 03    Feb 28, 04
                     SAYE          750         --         --           750  (pound)4.49           --   Sept 1, 04    Feb 28, 05
                     SAYE        1,320         --         --         1,320  (pound)5.11           --   Sept 1, 06    Feb 28, 07
                     EDIP       75,189         --         --        75,189  (pound)5.99           --   May 15, 01    May 15, 07
                     EDIP      253,971         --         --       253,971  (pound)5.67           --   Feb 19, 02    Feb 19, 08

W D Ford(a)(c)       NRSO      105,866         --         --       105,866       $20.80           --   Mar 22, 95    Mar 22, 04
                     NRSO      119,100         --         --       119,100       $23.69           --   Mar 28, 96    Mar 28, 05
                     NRSO      132,332         --         --       132,332       $27.68           --   Mar 26, 97    Mar 26, 06
                     NRSO      132,332         --         --       132,332       $34.08           --   Mar 25, 98    Mar 25, 07
                     NRSO      132,332         --         --       132,332       $32.92           --   Mar 24, 99    Mar 24, 08
                      BPA       54,712         --         --        54,712       $53.90           --   Mar 15, 00    Mar 14, 09
                      BPA       38,750         --         --        38,750       $48.94           --   Mar 28, 01    Mar 27, 10
                     EDIP       43,506         --         --        43,506       $49.65           --   Feb 19, 02    Feb 19, 08

---------------
     The closing market prices of an ordinary share and of an ADS on December 31, 2002 were (pound)4.27 and $40.65 respectively. During 2002, the highest market prices were (pound)6.25 and $53.88 respectively, and the lowest market prices were (pound)3.93 and $36.78 respectively.

EDIP -- Executive  Directors' Incentive Plan adopted  by  shareholders  in April
        2000 as described in this item. The awards take into consideration the ranking of the company's TSR against the TSR of the FTSE Global 100 group of companies over the three-year period prior to the grant. As noted in last year's report, for directors who retire after January 1, 2002, options that are vested at a director's retirement will now be preserved until the normal lapse date (the seventh anniversary of grant).

BPA -- BP Amoco share option plan which applied to US executive directors prior to the adoption of the EDIP.

NRSO -- Amoco Non-Restricted Stock Option Plan which applied to Mr Ford as an employee of Amoco.

SAR  -- Stock Appreciation Rights under BP America Inc. Share Appreciation Plan.

     In keeping with the US market practice, none of the options under the BPA, NRSO and SAR is subject to performance conditions because they were granted under American plans to the relevant individuals and the NRSO options were awarded prior to Amoco's merger with BP.

SAYE -- Save as You Earn  employee  share option  scheme.  These options are not subject to performance conditions because this is an all-employee share scheme governed by specific tax legislation.
---------------
(a) Numbers shown are ADSs under option. One ADS is equivalent to six ordinary shares.
(b)  On leaving the board of BP p.l.c. on November 21, 2002.
(c)  On leaving the board of BP p.l.c. on March 31, 2002.

Pensions

     In the table below, amounts are shown in both US dollars and pounds sterling and are converted at the rate of (pound)1 = $1.44 for 2001 and (pound)1 = $1.50 for 2002. Lord Browne, Mr Chase, Mr Olver and Dr Buchanan accrued pension benefits in pounds sterling (the currency of payment). Similarly, Dr Grote and Mr Ford accrued pension benefits in US dollars.

                                                                                                                           Amount
                                                                        Additional      Transfer         Transfer     of A-B less
                                                           Accrued         pension         value            value   contributions
                                                           pension   earned during    of accrued       of accrued     made by the
                                       Service at      entitlement  the year ended   benefits at      benefits at        director
                                     Dec 31, 2002  at Dec 31, 2002    Dec 31, 2002  Dec 31, 2002(a)  Dec 31, 2001(b)      in 2002
                                     ------------  ---------------  --------------  ------------     ------------   -------------
                                                                              (thousand)
The Lord Browne of Madingley (UK).($)    36 years           $1,284             $84       $19,143          $16,335          $2,808
  (pounds)...........................                          856              56        12,762           11,344           1,418
Dr J G S Buchanan (UK)............($)    33 years             $520             $40        $9,586           $8,652            $934
  (pounds)...........................                          347              27         6,391            6,008             383
R F Chase (UK)....................($)    38 years             $640             $50       $11,649          $10,633          $1,016
  (pounds)...........................                          427              33         7,766            7,384             382
W D Ford (USA) (a)................($)    31 years             $644            $140        $8,324           $5,988          $2,336
  (pounds)...........................                          429              93         5,549            4,158           1,391
Dr B E Grote (USA)................($)    23 years             $263            $181        $3,493           $1,069          $2,424
  (pounds)...........................                          175             121         2,329              742           1,587
R L Olver (UK)....................($)    29 years             $530             $40        $8,210           $6,955          $1,255
  (pounds)...........................                          353              27         5,473            4,830             643


----------

(a) 2002 figures for Mr Ford are stated as at March 31, 2002, the date he left the board of BP p.l.c. He retired in June 2002 and, in accordance with his entitlements under the normal rules of the `grandfathered' plan, he took a lump-sum distribution in August 2002 of his combined plan benefits totalling $8,485,733.

UK Directors

     UK directors are members of the BP Pension Scheme. The scheme offers Inland Revenue-approved retirement benefits based on final salary. It is the principal section of the BP Pension Fund, the latter being set up under trust deed. Company contributions to the fund are made on the advice of the actuary appointed by the trustee. No company contributions were made during 2002.

     Scheme members' core benefits are non-contributory. They include a pension accrual of 1/60th of basic salary for each year of service, subject to a maximum of two-thirds of final basic salary; a lump-sum death-in-service benefit of 3 x salary; and a dependant's benefit of two-thirds of the member's pension. The scheme pension is not integrated with state pension benefits.

     Normal retirement age is 60, but scheme members who have 30 or more years' pensionable service at age 55 can elect to retire early without an actuarial reduction being applied to their pension.

     Pensions payable from the fund are guaranteed to be increased annually in line with changes in the Retail Prices Index, up to a maximum of 5% a year.

     Directors appointed prior to 2003 accrue pension on a non-contributory basis at the enhanced rate of 2/60ths of their final salary for each year of service as executive directors (up to the same two-thirds limit). None of the directors is affected by the pensionable earnings cap.

US Directors

     In accordance with the Company's long-standing practice for executive directors who retire from BP on or after age 55 having accrued at least 30 years' service, Mr Chase will receive an ex-gratia lump-sum superannuation payment from the Company equal to one year's base salary following his retirement. Lord Browne will remain eligible for consideration for such a payment. In the case of these individuals, all matters relating to such superannuation payments will be considered by the remuneration committee. Any such payments would be in addition to their pension entitlements referred to above. None of the other executive directors are eligible for consideration for a superannuation payment on retirement, as the remuneration committee decided in 1996 that appointees to the board after that time should cease to be eligible for consideration for such a payment.

     US directors participate in the BP Retirement Accumulation Plan (US plan), which features a cash balance formula. The current design of the US plan became effective on July 1, 2000. However, certain former employees of Amoco and ARCO have been provided with a minimum (or 'grandfathered') benefit equal to the benefit that would have accrued under the respective predecessor pension plan. Mr Ford's pension benefit was subject to this 'grandfathered' arrangement described above, reflecting his Amoco service and benefits.

     Consistent with US tax regulations, pension benefits are provided through a combination of tax-qualified and non-qualified benefit restoration plans, as applicable.

     The Supplemental Executive Retirement Benefit (supplemental plan) is a non-qualified top-up arrangement that became effective on January 1, 2002 for US employees above a specified salary level. The benefit formula is 1.3% of final average earnings, which comprise base salary and bonus in accordance with standard US practice (as specified under the qualified arrangement) multiplied by years of service, with an offset for benefits payable under all other BP qualified and non-qualified pension arrangements. This benefit is unfunded and therefore paid from corporate assets.

     Dr Grote is an eligible participant under the supplemental plan, and his pension accrual for 2002 includes the total amount that may become payable under all plans.

Executive Directors' Shareholdings

Executive directors' interest in BP ordinary                              At January 1, 2002           Change from
shares or calculated equivalents                                   At                  or on     December 31, 2002
                                                    December 31, 2002            appointment     to March 19, 2003
                                                    -----------------     ------------------     -----------------
Current directors
(excluding those appointed in 2003)
The Lord Browne of Madingley.....................           1,681,652 (a)          1,392,184 (a)          134,400
R F Chase........................................             810,826                794,745               83,802
Dr B E Grote.....................................             722,562 (b)            595,845 (b)           40,800
R L Olver........................................             738,563                585,852               58,229

                                                                                          At
                                                        On retirement (c)    January 1, 2002
                                                        -------------        ---------------
Directors leaving the board in 2002
Dr J G S Buchanan................................             890,409                723,149
W D Ford.........................................             435,607 (b)            333,139 (b)

                                                                                                       Change from
                                                                              On appointment      February 1, 2003
                                                                         on February 1, 2003     to March 19, 2003
                                                                         -------------------     -----------------
Directors appointed in 2003
Dr D C Allen.....................................                                    306,565 (d)            64,800
A B Hayward......................................                                     91,777                24,192
J A Manzoni......................................                                     95,552                24,192

----------

(a)  Includes 50,368 Ordinary Shares held as ADSs throughout 2002.
(b)  Held as ADSs.
(c)  At retirement on November 21, 2002 and March 31, 2002 respectively.
(d)  Includes 25,368 shares held as ADSs.

     In  disclosing  the above  interests to the Company under the Companies Act
1985,   directors  did  not  distinguish  their  beneficial  and  non-beneficial interests.

     Executive directors are also deemed to have an interest in such shares of the Company held from time to time by BP QUEST Company Limited and The BP Employee Share Ownership Plan (No. 2) to facilitate the operation of the Company's option schemes.

     No director has any interest in the preference shares or debentures of the Company, or in the shares or loan stock of any subsidiary company.

Service Contracts

     The committee's policy on executive directors' service contracts is for them to contain a maximum notice period of one year. To reflect current market practice, Lord Browne has agreed to reduce the notice period in his contract to one year and it has been amended to reflect this. All executive directors' service contracts now either expire this year or can be terminated on one year's notice.

     Each service contract expires at the respective normal retirement date of the director but is subject to earlier termination for cause or if notice is given under the contract.

     The contracts are designed to allow for flexibility to deal with each case on its own particular merits in accordance with the law and policy as they have developed at the relevant time. With effect from January 2003, the committee will include a provision in new service contracts to allow for severance payments to be phased where appropriate to do so. It will also consider mitigation to reduce compensation to a departing director where appropriate to do so. A large proportion of each executive director's total remuneration is linked to performance and therefore will not be payable to the extent that relevant targets are not met.

Remuneration of Non-Executive Directors

     During 2002, the board appointed a committee of independent non-executive directors to review the remuneration of the non-executive directors and make recommendations for future structure and amount.

Policy

     In making recommendations for non-executive directors' remuneration, the following policies were developed to guide the board in its current and future decision-making.

     -- Within the limits sets by the shareholders from time to time, remuneration should be sufficient to attract, motivate and retain world-class non-executive talent.

     -- Remuneration of non-executive directors should be proportional to their contribution towards the interests of the Company.

     --   Remuneration   practice   should   be   consistent   with   recognized
          best-practice standards for non-executive directors' remuneration.

     --   Remuneration should be in the form of cash fees, payable monthly.

     -- Non-executive directors should not receive share options from the Company.

     -- Non-executive directors should be encouraged to establish a holding in BP shares broadly related to one year's base fee, to be held directly or indirectly in a manner compatible with their personal investment activities and any applicable legal and regulatory requirements.

Elements of Remuneration

     In contrast to the position of executive directors' pay, in which an increasing element is performance-related, non-executive directors' pay comprises cash fees, paid monthly, with increments for positions of additional responsibility, reflecting additional workload and consequent potential liability. For all non-executive directors except the chairman, a fixed sum allowance is paid for transatlantic travel undertaken for the purpose of attending a board meeting. In addition, non-executive directors receive reimbursement of reasonable travel and related business expenses. No share or share option awards are made to any non-executive director in respect of service on the board. Non-executive directors have letters of appointment that recognize that, subject to the Articles of Association, their service is at the discretion of the shareholders. They submit themselves for election at the annual general meeting following their appointment and subsequently at intervals of no more than three years.

Non-executive Directors' Annual Fee Structure

     The Company's Articles provide that the remuneration paid to non-executive directors is determined by the board within limits set by shareholders. Fees payable to non-executive directors were reviewed during 2002. New and increased fees based on a comparable structure were approved by the board as from July 1, 2002. All fees are fixed and paid in pounds sterling. For conformity these are also reported in US dollars.

                                                 To June 30, 2002          From July 1, 2002
                                                 $(a)      (pound)          $ (a)     (pound)
                                                  ---------------          -----------------
                                                                  (thousands)

Chairman................................       420           280         585             390 (b)
Deputy chairman.........................       128            85         128              85 (c)
Board member............................        68            45          98              65
Committee chairmanship fee..............         8             5          23              15
Transatlantic attendance allowance (d)..         5             3           8               5
                                            ------        ------      ------          ------

----------

(a) Sterling payments converted at the average 2002 exchange rate of (pound)1 = $1.50.
(b) The chairman is not eligible for committee chairmanship fees or transatlantic attendance allowance but has the use of a fully maintained office and a chauffered car for company business.
(c)  The  deputy  chairman  receives  a  (pound)20,000  increment  on top of the standard board fee. In addition, this is supplemented by committee chairmanship fees and the transatlantic attendance allowance. The deputy chairman is currently chairman of the Audit Committee. Prior to July 1, 2002, the deputy chairman received an all-inclusive fee of (pound)85,000 and was ineligible for both committee chairmanship fees and the transatlantic attendance allowance.
(d) This allowance is payable to non-executive directors undertaking transatlantic travel for the purpose of attending a board meeting or board committee meeting.


                                                                    2002                       2001
Remuneration of Non-Executive Directors                  $(a)     (pound)           $(b)     (pound)
                                                         ----------------          -----------------
                                                                        (thousands)
Current directors
J H Bryan.......................................       120            80          82             57
E B Davis, Jr...................................       120            80          82             57
Dr D S Julius...................................        95            63           6              4
C F Knight......................................        95            63          78             54
F A Maljers.....................................        95            63          78             54
Dr W E Massey...................................       135            90          94             65
H M P Miles (c).................................        95            63          78             54
Sir Robin Nicholson (d).........................       110            73          83             57
Sir Ian Prosser.................................       147            98         122             85
P D Sutherland..................................       503           335         403            280
M H Wilson......................................       116            77          86             60
                                                    ------        ------      ------         ------
Directors leaving the board in 2002
Sir Robert Wilson...............................        27            18          73             51
                                                    ======        ======      ======         ======

----------

(a) Sterling payments converted at the average 2002 exchange rate of (pound)1 = $1.50.
(b) Sterling payments converted at the average 2001 exchange rate of (pound)1 = $1.44.
(c) Also received (pound)300 in 2001 ($432 at 2001 rate) and (pound)600 in 2002 ($900 at 2002 rate) for serving as a director of BP Pension Trustees Limited.
(d) Also received (pound)20,000 each year ($28,800 at 2001 rate; and $30,000 at 2002 rate) for serving as the board's representative on the Technology Advisory Council.

Long-term Incentives (residual)

     Non-executive directors of Amoco Corporation were allocated restricted stock in the Amoco Non-Employee Directors' Restricted Stock Plan by way of remuneration for their service on the board of Amoco Corporation prior to its merger with BP in 1998. On merger, interests in Amoco shares in the plan were converted into interests in BP ADSs. Under the terms of the plan, the restricted stock will vest upon the retirement of the non-executive director at age 70 or upon earlier retirement at the discretion of the board. Since the merger, no further entitlements have accrued to any director under the plan.

Amoco Non-Employee Directors' Restricted Stock Plan

     The table below sets out the residual entitlements of non-executive directors who were formerly non-executive directors of Amoco Corporation under the Amoco Non-Employee Directors' Restricted Stock Plan.

                            Interest in BP ADSs
                            January 1, 2002 and      Date on which director
                              December 31, 2002(a)           reaches age 70(b)
                            -------------------      ----------------------

J H Bryan                                 5,546             October 5, 2006
E B Davis, Jr                             4,490              August 5, 2014
F A Maljers                               2,906             August 12, 2003
Dr W E Massey                             3,346               April 5, 2008
M H Wilson                                3,170            November 4, 2007

----------

(a)  No awards were granted or vested and no awards lapsed during the year.
(b) If the director retires prior to this date, the board may waive the restrictions.

Superannuation Gratuities

     In accordance with BP's long-standing practice, non-executive directors who retire from the board after at least six years' service are, at the time of their retirement, eligible for consideration for a superannuation gratuity. The board is authorized to make such payments under the Company's Articles. The amount of payment is determined at the board's discretion, having regard to the director's period of service as a director and other relevant factors. The board did not make any payment to Sir Robert Wilson, the only non-executive director retiring in 2002, in view of his limited length of service.

     On the recommendation of the ad hoc committee on non-executive remuneration, during 2002 the board revised its policy with respect to such payments so that (i) non-executive directors appointed to the board after July 1, 2002 would not be eligible for consideration for such a payment, and (ii) non-executive directors in service at July 1, 2002 would remain eligible for consideration for a payment, but service after that date would not be taken into account by the board in considering the amount of any payment.

Non-Executive Directors' Shareholding

Non-Executive Directors' interest in BP ordinary                      At January 1, 2002          Change from
shares or calculated equivalents                                At                 or on    December 31, 2002
                                                 December 31, 2002           appointment    to March 19, 2003
                                                 -----------------    ------------------    -----------------
Current directors
J H Bryan............................................       98,760 (a)            98,760 (a)           60,000
E B Davis, Jr........................................       63,814 (a)            62,695 (a)               --
Dr D S Julius........................................        2,000                 2,000                   --
C F Knight...........................................       92,238 (a)            30,247 (a)               --
F A Maljers..........................................       33,492 (a)            33,492 (a)               --
Dr W E Massey........................................       48,232 (a)            47,378 (a)               --
H M P Miles..........................................       22,145                 9,445                   --
Sir Robin Nicholson..................................        3,758                 3,643                   --
Sir Ian Prosser......................................        2,826                 2,826                4,475
P D Sutherland.......................................        7,079                 7,079                   --
M H Wilson...........................................       43,200 (a)            43,200 (a)               --

                                                                                      At
                                                     On retirement (b)   January 1, 2002
                                                   ---------------       ---------------
Directors leaving the board in 2002
Sir Robert Wilson....................................        5,478                 5,478

----------

(a) Held as ADSs.
(b) At retirement on April 18, 2002.

     In  disclosing  the above  interests to the Company under the Companies Act
1985,   directors  did  not  distinguish  their  beneficial  and  non-beneficial interests.

     No director has any interest in the preference shares or debentures of the Company, or in the shares or loan stock of any subsidiary company.

Total Remuneration

     Total remuneration includes salary and benefits earned and paid during the relevant year, plus bonuses, which are paid in the following year, plus for 2002 the value of the awards made under the 1999 to 2001 Long Term Performance Plan in respect of the three years covered by that plan. The total remuneration paid during 2002 to all directors and senior management as a group was $35.5 million. Total share options granted during 2002 to all directors and senior management as a group was 3,047,547; these have an option price of (pound)5.72 and expire in 2012.

                                 BOARD PRACTICES

                                                                               Period during which the
                                                                                director has served in
                                                   Date of expiration of             this office (from
Directors' Terms of Office                        current term of office    appointment to April 2003)
                                                  ----------------------    --------------------------

Dr D C Allen...................................                       --                      2 months
The Lord Browne of Madingley...................               April 2004             11 years 7 months
J H Bryan (a)..................................               April 2005              4 years 4 months
R F Chase......................................       Retires April 2003              11 years 1 month
E B Davis, Jr (a)..............................               April 2005              4 years 4 months
Dr B E Grote...................................               April 2004              2 years 9 months
Dr A B Hayward.................................                       --                      2 months
Dr D S Julius..................................               April 2005               1 year 5 months
C F Knight.....................................               April 2003             15 years 7 months
F A Maljers (a)................................               April 2005              4 years 4 months
J A Manzoni....................................                       --                      2 months
Dr W E Massey (a)..............................               April 2005              4 years 4 months
H M P Miles....................................               April 2004             8 years 11 months
Sir Robin Nicholson............................               April 2004             15 years 7 months
R L Olver......................................               April 2004              5 years 4 months
Sir Ian Prosser................................               April 2004                       6 years
P D Sutherland.................................               April 2005              7 years 8 months
M H Wilson (a).................................               April 2005              4 years 4 months

----------

(a)  Does not include service on the board of Amoco Corporation.

Directors'  Service  Contracts   Providing  for  Benefits  upon  Termination  of
Employment

     Executive directors are employees of the Company or one of its subsidiaries under a variety of contracts of service. The contracts of service for executive directors provides for one year's notice to be given of termination of the contract or, in some circumstances, payment of one year's salary in lieu of notice. There are two exceptions to this: Mr R F Chase and Mr W D Ford. Mr Chase has a contract that provides for two year's notice of termination, however this contract expires at his normal retirement date of May 2003. Mr Ford resigned from the board of BP p.l.c. with effect from March 31, 2002, at which time his secondment to BP p.l.c. ended and he returned to the USA. His underlying US employment agreement with BP Corporation North America (BPCNA) had a two-month notice period and was due to expire on January 21, 2004. His contract was terminated early by BPCNA in accordance with its terms. The contract terms required payment to him by BPCNA of liquidated damages of $1,655,555, being equivalent to $1 million per annum (pro rated for part years) for each year between the date of severance and January 21, 2004. BPCNA also made payments totalling $129,691 to Mr Ford in June 2002 in accordance with its standard benefits and repatriation programme. Mr Ford remains eligible for a pro rata award under the 2002 annual bonus scheme and for awards under the long-term incentive schemes in accordance with the rules of those schemes.

     Non-executive directors do not have service contracts with the Company; they are not employees of the Company. Non-executive directors are not entitled to any benefits on termination of office.

Corporate Governance Statement

General

     The board's governance policies regulate its relationship with shareholders, the conduct of board affairs and its relationship with the group chief executive. The policies recognize that the board has a separate and unique role as the link in the chain of authority between the shareholders and the group chief executive. In addition, they acknowledge the dual role played by the group chief executive and executive directors as both members of the board and leaders of the executive management. The policies therefore require a majority of the board to be composed of non-executive directors and delegate all aspects of the relationship between the board and the group chief executive to the non-executive directors. The policies also require the chairman and deputy chairman to be non-executive directors; throughout 2002 the posts were held by Mr Sutherland and Sir Ian Prosser respectively. Sir Ian Prosser acts as the senior independent non-executive director as required by the Combined Code on Corporate Governance. Finally, the company secretary reports to the non-executive chairman and is not part of the executive management.

Relationship with Shareholders

     The policies emphasize the importance of the relationship between the board and the shareholders. In them the board acknowledges that its role is to represent and promote the interests of shareholders and that it is accountable to shareholders for the performance and activities of the Group (including, for example, the system of internal control and the review of its effectiveness). The board is required to be proactive in obtaining an understanding of shareholder preferences and to evaluate systematically the economic, social, environmental and ethical matters that may influence or affect the interests of its shareholders. These interests are represented and promoted by the board through exercising its policy-making and monitoring functions. As a result, shareholder interests lie at the heart of the goals established by the board for the Company.

     The board is accountable to shareholders in a variety of ways. Directors are required to stand for re-election every three years to ensure that shareholders have a regular opportunity to reassess the composition of the board. New directors are subject to election at the first opportunity following their appointment. Names submitted to shareholders for election in 2002 were accompanied by biographical details.

     The board makes use of a number of formal channels of communication to account to shareholders for the performance of the Company. These include the Annual Report and Accounts, the Annual Report on Form 20-F filed with the US Securities and Exchange Commission, quarterly announcements made through stock exchanges on which BP shares are listed and the annual general meeting of shareholders. Given the size and geographical diversity of BP's shareholder base, the opportunities for shareholder interaction at the annual general meeting are limited. However, the chairman and all board committee chairmen were present at the 2002 annual general meeting to answer questions. All proxy votes at shareholder meetings are counted since votes on all matters except procedural issues are taken by way of a poll. BP has also pioneered the use of electronic communications to facilitate the exercise of shareholder voting rights.
Presentations given at appropriate intervals to representatives of the investment community are available simultaneously to all shareholders by live internet broadcast or open conference call.

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

     The policy recognizes that the board's capacity, as a group, is limited. The board therefore reserves to itself the making of broad policy decisions, delegating more detailed considerations involved in meeting its stated requirements either to board committees and officers (in the case of its own processes) or to the group chief executive (in the case of the management of the Company's business activity). The policy allocates the tasks of monitoring executive actions and assessing reward to the following committees:

     -- Chairman's Committee (all non-executive directors) - to review the structure and effectiveness of the business organization; succession planning for the executive directors and the most senior executives; and to assess the overall performance of the group chief executive. The committee met four times during 2002.

     -- Audit Committee (four to six non-executive directors) - to monitor all reporting, accounting, control and financial aspects of the executive management's activities. The auditors' lead partner and the BP general auditor (head of internal audit) attend each meeting at the request of the committee chairman. The committee met 10 times during 2002.

     -- Ethics and Environment Assurance Committee (four to six non-executive directors) - to monitor the non-financial aspects of the executive management's activities. The auditors' lead partner and the BP general auditor (head of internal audit) attend each meeting at the request of the committee chairman. The committee met four times during 2002.

     -- Remuneration Committee (four to six non-executive directors) - to determine performance contracts, targets and the structure of the rewards for the group chief executive and the executive directors and to monitor the policies being applied in remunerating other senior executives. The committee met five times during 2002.

     -- Nomination Committee (the chairman, group chief executive and three non-executive directors selected from time to time as required) - to identify, evaluate and recommend candidates for appointment or reappointment as directors and as company secretary. The committee met once during 2002.

     The qualification for board membership includes a requirement that non-executive directors be free from any relationship with the executive management of the Company that could materially interfere with the exercise of their independent judgement. In the board's view, all non-executive directors fulfil this requirement. The board met nine times during 2002, six times in the UK, twice in the USA and once in Europe for a two-day strategy discussion. Committee meetings are held in conjunction with board meetings whenever possible.

     In carrying out its work, the board has to exercise judgement about how best to further the interests of shareholders. Given the uncertainties inherent in the future of business activity, the board seeks to maximize the expected value of the shareholders'interest in the Company, not to eliminate the possibility of any adverse outcomes for shareholders.

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

     The group chief executive explains how he intends to deliver the required outcome in annual and medium-term plans, the former of which include a comprehensive assessment of the risks to delivery. Progress towards the expected outcome is set out in a monthly report that covers actual results and a forecast of results for the current year. This report is reviewed at each board meeting.

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

Audit Committee

     The committee is comprised of five non-executive directors: Sir Ian Prosser (Chairman), Mr Bryan, Mr Davis Jr, Mr Miles and Mr Wilson. The Secretary of the Audit Committee, Miss Judith Hanratty (Company Secretary) is independent of the executive management of the Company and reports to the non-executive chairman.

     The committee's task as set out in the board governance policies are:

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

     The committee keeps under review the scope and results of audit work, its cost-effectiveness and the independence and objectivity of the auditors. It requires the auditors to rotate their lead audit partner every five years and reviews non-audit assignments. Aside from its monitoring of external audit work, the committee considers the internal audit programme.

Remuneration Committee

     The committee's tasks as set out in the board governance policies are:

     -- To determine on behalf of the board the terms of engagement and remuneration of the group chief executive and the executive directors and to report on those to the shareholders.

     -- To determine on behalf of the board matters of policy over which the Company has authority relating to the establishment or operation of the Company's pension scheme of which the executive directors are members.

     -- To nominate on behalf of the board any trustees (or directors of corporate trustees) of such scheme.

     -- To monitor the policies being applied by the group chief executive in remunerating senior executives other than executive directors.

Constitution and Operation

     The committee members are all non-executive directors. The membership throughout 2002 was: Sir Robin Nicholson (chairman), Mr Davis, Dr Julius, Mr Knight and Sir Ian Prosser. Like other directors, each member of the committee is subject to re-election every three years. They have no personal financial interest, other than as shareholders, in the committee's decisions. They have no conflicts of interest arising from cross-directorships with the executive directors nor from being involved in the day-to-day business of the Company. The committee met five times in the period under review.

     In its constitution and operation the committee complies with the Combined Code on Corporate Governance. It is accountable to shareholders through its annual report on executive directors' remuneration. The committee will consider the outcome of the vote on the remuneration report at the 2003 Annual General Meeting, and the views of investors will be taken into account by the committee in its future decisions.

                                   EMPLOYEES

                                                                Rest of                   Rest of
                                                        UK       Europe          USA        World        Total
                                                  --------     --------     --------     --------     --------
Number of employees at December 31,
2002
Exploration and Production..................         3,500          800        5,500        7,000       16,800
Gas, Power and Renewables...................           250        1,000        1,500        1,650        4,400
Refining and Marketing .....................         9,950       23,300       28,100       12,000       73,350
Chemicals...................................         2,800        4,750        6,650        3,700       17,900
Other businesses and corporate..............         1,250           --        1,450          100        2,800
                                                  --------     --------     --------     --------     --------
                                                    17,750       29,850       43,200       24,450      115,250
                                                  ========     ========     ========     ========     ========
2001
Exploration and Production..................         3,700          800        5,550        6,500       16,550
Gas, Power and Renewables...................           650          650        1,350        1,550        4,200
Refining and Marketing .....................        10,450       15,100       27,800       11,250       64,600
Chemicals...................................         3,450        6,250        6,700        5,550       21,950
Other businesses and corporate..............         1,400           --        1,350          100        2,850
                                                  --------     --------     --------     --------     --------
                                                    19,650       22,800       42,750       24,950      110,150
                                                  ========     ========     ========     ========     ========
2000
Exploration and Production..................         3,300          700        5,900        6,100       16,000
Gas, Power and Renewables...................           500          500        1,500          900        3,400
Refining and Marketing .....................        10,100       16,800       27,000       13,200       67,100
Chemicals...................................         3,700        4,500        7,900        1,500       17,600
Other businesses and corporate..............         1,300           --        1,700          100        3,100
                                                  --------     --------     --------     --------     --------
                                                    18,900       22,500       44,000       21,800      107,200
                                                  ========     ========     ========     ========     ========

     Employee numbers increased slightly during 2002, mainly as a result of the Veba acquisition. 2001 increases primarily related to the acquisition of Bayer's 50% interest in Erdoelchemie, the Solvay transaction and the inclusion of the Burmah Castrol chemicals businesses previously held for sale, were partly offset by downstream rationalization and a further decrease in former ARCO employees. The acquisitions of ARCO and Burmah Castrol in 2000 increased our employee numbers by approximately 25,000.

     The Company seeks to maintain constructive relationships with labor unions.

                                 SHARE OWNERSHIP

Directors and Senior Management

     As at March 19, 2003 the following directors of BP p.l.c. held interests in BP ordinary shares of 25 cents each or their calculated equivalent as set out below:

                Dr D C Allen................................      371,365
                The Lord Browne of Madingley................    1,816,052
                R F Chase...................................      894,628
                Dr B E Grote................................      763,362
                Dr A B Hayward..............................      115,969
                J A Manzoni.................................      119,744
                R L Olver...................................      796,792
                J H Bryan...................................      158,760
                E B Davis, Jr...............................       63,814
                Dr D S Julius...............................        2,000
                C F Knight..................................       92,238
                F A Maljers.................................       33,492
                Dr W E Massey...............................       48,232
                H M P Miles.................................       22,145
                Sir Robin Nicholson.........................        3,758
                Sir Ian Prosser.............................        7,301
                P D Sutherland..............................        7,079
                M H Wilson..................................       43,200

     As at March 19, 2003, the following directors of BP p.l.c. held options under the BP Group share option schemes for ordinary shares or their calculated equivalent as set out below:

                Dr D C Allen................................      519,950
                The Lord Browne of Madingley................    4,378,090
                R F Chase...................................      400,774
                Dr B E Grote................................    1,077,192(a)
                Dr A B Hayward..............................      494,702
                J A Manzoni.................................      517,478
                R L Olver...................................    1,076,055

---------------

(a) In addition to the above, Dr Grote holds 151,600 Stock Appreciation Rights (equivalent to 909,600 Ordinary Shares).

     There are no directors or members of senior management who own more than 1% of the Ordinary Shares outstanding.

     Additional details regarding the options granted, including exercise price and expiry dates, are found in this item under the heading `Compensation -- Share Option Element and Other Option Schemes.'

Employee Share Plans
                                                                    2002         2001         2000
                                                                 -------      -------      -------
                                                                         (options thousands)
Employee share options granted during the year
Savings related schemes.....................................       9,719        7,901        7,930
Executive Directors' Incentive Plan.........................       2,068        2,598          709
BP Share Option Plan........................................      66,771       58,208       50,461
                                                                 -------      -------      -------
                                                                  78,558       68,707       59,100
                                                                 =======      =======      =======

     The exercise prices for BP options granted during the year were (pound)4.52/$6.78 (9,719,005 options) for savings-related and similar plans; (pound)5.67/$8.51 (weighted average price) for Executive Directors' Incentive Plan (2,068,026 options); and (pound)5.50/$8.25 (weighted average price) for 66,770,545 options granted under the BP Share Option Plan.

     BP offers most of its employees the opportunity to acquire a shareholding in the Company through savings-related and/or matching share plan arrangements. Such arrangements are now in place in nearly 80 countries. BP also uses long-term performance plans (see Item 18 -- Financial Statements -- Note 36) and the granting of share options as elements of remuneration for executive directors and senior employees.

     During 2002, share options were granted to the executive directors under the Executive Directors' Incentive Plan (EDIP). For these options the option exercise price was the market value (as determined in accordance with plan rules) on the grant date. The options granted to executive directors reflect BP's performance in terms of total shareholder return (TSR), that is, share price increase with all dividends reinvested, relative to the FTSE Global 100 group of companies over the three years preceding the grant. Options vest over three years (one-third each after one, two and three years respectively) and have a life of seven years after the grant.

     Share options were also granted in 2002 under the BP Share Option Plan to certain categories of employees. Subject to certain vesting requirements the options are exercisable between the third and tenth anniversaries of the date of grant. There are no performance conditions attaching to the options granted during the year.

     Under the BP ShareSave Plan (a savings-related share option plan) employees save on a monthly basis over a three- or five-year period towards the purchase of shares at a price fixed when the option is granted. The option price is usually set at a 20% discount to the market price at the time of grant. The option must be exercised within six months of maturity of the savings contract; otherwise it lapses. The plan is run in the UK and a small number of other countries.

     Under the BP ShareMatch Plan, BP matches employees' own contributions of shares, up to a predetermined limit. The shares are then held in trust for a defined minimum period. The plan is run in the UK and in over 60 other countries.

     The Company sponsors a number of savings plans covering most US employees. Under these plans, most employees may contribute up to 100% of their salary subject to certain regulatory limits. Most employees are eligible for a dollar-for-dollar company matched contribution for the first 7% of eligible pay contributed on a before-tax or after-tax basis, or a combination of both. The precise arrangement may vary in certain business units. Company contributions are initially invested in a fund primarily comprised of BP ADSs but employees may transfer those amounts and may invest their own contributions in more than 200 investment options. The Company's contributions generally vest over a period of three years. Company contributions to savings plans during 2002 were $125 million (2001 $125 million and 2000 $101 million).

     An Employee Share Ownership Plan was established in 1997 to acquire BP shares to satisfy future requirements of certain employee share plans. The Company provides funding to the ESOP. The assets and liabilities of the ESOP are recognized as assets and liabilities of the Company within the accounts. The ESOP has waived its rights to dividends.

     During 2002, the ESOP released 15,332,235 shares (2001 11,508,754 shares and 2000 9,412,931 shares) for the matching share plans. The cost of shares released for these plans has been charged in these accounts. At December 31, 2002 the ESOP held 18,673,675 shares (2001 34,005,910 shares and 2000 45,514,664 shares).

     BP has established a Qualifying Employee Share Ownership Trust (QUEST) to support the UK ShareSave plans. During the year, contributions of $21 million (2001 $36 million and 2000 $76 million) were made by the Company to the QUEST which, together with option-holder contributions, were used by the QUEST to subscribe for new ordinary shares at market price. The Company has transferred the cost of this contribution directly to retained profits and the excess of the subscription price over nominal value has increased the share premium account.

     At December 31, 2002, all the 9,443,842 Ordinary Shares issued to the QUEST had been transferred to employees exercising options under the UK ShareSave plan. Under new legislation, the QUEST can no longer be used for ShareSave plans after December 31, 2002.

     Pursuant to the various BP Group share option schemes, the following options for BP ordinary shares of the Company were outstanding at March 19, 2003:

                                           Expiry                  Exercise
                    Options              dates of                     price
                outstanding               options                 per share
               ------------          ------------              ------------
                   (shares)
                473,205,541          2003 to 2013            $3.47 to $9.97

     Further details on share options appear in Item 18 -- Financial Statements -- Note 35.

ITEM 7 -- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     At March 19, 2003, the Company has been notified that JPMorgan Chase Bank, as depositary for American Depositary Shares (ADSs), holds interests through its nominee, Guaranty Nominees Limited, in 6,537,438,628 Ordinary Shares (29.35% of the Company's ordinary share capital). Included in this total is part of the holding of the Kuwait Investment Office (KIO). Either directly or through nominees, the KIO holds interests in 715,040,000 Ordinary Shares (3.21% of the Company's ordinary share capital). The KIO does not have any different voting rights from the rights of other ordinary shareholders.

Related Party Transactions

     The Group had no material transactions with joint ventures and associated undertakings during the period commencing January 1, 2002 to the date of this filing. Transactions between the Group and its significant joint ventures and associated undertakings are summarised in Item 18 -- Financial Statements --
Note 43.

     In the ordinary course of its business the Group has transactions with various organizations with which certain of its directors are associated but, except as described in this report, no material transactions responsive to this item have been entered into in the period commencing January 1, 2002 to March 19, 2003.

ITEM 8 -- FINANCIAL INFORMATION

             CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

     See Item 18 -- Financial Statements.

Dividends

     The total dividends announced for 2002 were $5,375 million, compared with $4,935 million in 2001 and $4,625 million in 2000. Dividends per share for 2002 were 24.00 cents, compared with 22.00 cents per share in 2001 (an increase of 9.1%) and 20.50 cents per share in 2000 (an increase of 7.3% over 2000). The board sets the dividend based on a balance of factors. It considers present earnings, together with long-term growth prospects, cash flow and the Group's competitive position.

Legal Proceedings

     Save as disclosed in the following paragraphs, no member of the Group is a party to, and no property of a member of the Group is subject to, any pending legal proceedings which are significant to the Group.

     Approximately 200 lawsuits were filed in State and Federal Courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies which own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 47% interest (reduced during 2001 from 50% by a sale of 3% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP's combination with Atlantic Richfield Company (ARCO). Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages which it has incurred. If any claims are asserted by Exxon which affect Alyeska and its owners, BP will defend the claims vigorously.

     Since 1987, Atlantic Richfield Company (ARCO), a current subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the United States alleging injury to persons and property caused by lead pigment in paint. The majority of the lawsuits have been abandoned or dismissed as against ARCO. ARCO (and in one case two of its affiliates) is named in these lawsuits as alleged successor to International Smelting and Refining which, along with a predecessor company, manufactured lead pigment during the period 1920-1946. Plaintiffs include individuals and governmental entities. Several of the lawsuits purport to be class actions. The lawsuits (depending on plaintiff) seek various remedies including: compensation to lead-poisoned children; cost to find and remove lead paint from buildings; medical monitoring and screening programmes; public warning and education of lead hazards; reimbursement of government healthcare costs and special education for lead-poisoned citizens; and punitive damages. No case has been settled or tried to conclusion. While the amounts claimed could be substantial and it is not possible to predict the outcome of these legal actions, ARCO believes that it has valid defences and it intends to defend such actions vigorously. Consequently, BP believes that the impact of these lawsuits on the Group's results of operations, financial position or liquidity will not be material.

     For certain information regarding environmental proceedings see Item 4 -- Environmental Protection -- Legislation and Regulation -- United States.

                               SIGNIFICANT CHANGES

     None.

ITEM 9 -- THE OFFER AND LISTING

Markets and Market Prices

     The primary  market for BP's ordinary  shares is the London Stock  Exchange
(LSE). BP's ordinary shares are a constituent element of the Financial Times Stock Exchange 100 Index. BP's ordinary shares are also traded on stock exchanges in France, Germany, Japan and Switzerland.

     Trading of BP's shares on the LSE is primarily through the use of the Stock Exchange Electronic Trading Service (SETS), introduced in 1997 for the largest companies in terms of market capitalization whose primary listing is the LSE. Under SETS, buy and sell orders at specific prices may be sent to the exchange electronically by any firm which is a member of the LSE, on behalf of a client or on behalf of itself acting as a principal. The orders are then anonymously displayed in the order book. When there is a match on a 'buy' and a 'sell' order, the trade is executed and automatically reported to the LSE. Trading is continuous from 8:00 a.m. to 4:30 p.m. UK time, but in the event of a 20% movement in the share price either way the LSE may impose a temporary halt in the trading of that company's shares in the order book, to allow the market to re-establish equilibrium. Dealings in Ordinary Shares may also take place between an investor and a market-maker, via a member firm, outside the electronic order book.

     In the United States and Canada the Company's securities are traded in the form of American Depositary Shares (ADSs), for which JPMorgan Chase Bank is the depositary (the Depositary) and transfer agent. The Depositary's address is 1 Chase Manhattan Plaza, 40th Floor, New York, NY 10081, USA. Each ADS represents six Ordinary Shares. ADSs are listed on the New York Stock Exchange, and are also traded on the Chicago, Pacific and Toronto Stock Exchanges. ADSs are evidenced by American Depositary Receipts, or ADRs, which may be issued in either certificated or book entry form.

     The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares of The British Petroleum Company p.l.c. for 1998, and of BP p.l.c. for 1999, 2000, 2001 and 2002. These are derived from the Daily Official List of the LSE, and the highest and lowest sales prices of ADSs as reported on the New York Stock Exchange composite tape. The information in this table has been changed to reflect the subdivision of BP ordinary shares on October 4, 1999, whereby each Ordinary Share of $0.50 was subdivided into two Ordinary Shares of $0.25.

                                                                                 American
                                                                                Depositary
                                                    Ordinary shares             Shares (a)
                                                    ---------------          --------------
                                                    High        Low            High     Low
                                                    ----        ---          ------     ----
                                                        (Pence)                  (Dollars)
Year ended December 31,
1998........................................      484.25     368.50           48.66    36.50
1999........................................      643.50     411.00           62.63    40.19
2000........................................      671.00     444.50           60.63    43.13
2001........................................      647.00     491.50           54.86    43.23
2002........................................      625.00     392.50           53.88    36.78

Year ended December 31,
2001:    First quarter......................      609.00     526.50           53.49    46.64
         Second quarter.....................      647.00     562.00           54.86    47.88
         Third quarter......................      610.50     504.00           52.80    44.20
         Fourth quarter.....................      594.50     491.50           51.88    43.23
2002:    First quarter......................      625.00     511.00           53.10    43.84
         Second quarter.....................      625.00     523.50           53.88    47.30
         Third quarter......................      559.50     418.00           50.86    39.32
         Fourth quarter.....................      458.50     392.50           42.35    36.78
2003:    First quarter (through March 19)...      429.00     356.50           41.88    35.37

Month of
September 2002..............................      499.00     418.00           44.33    39.65
October 2002................................      458.50     392.50           42.35    36.78
November 2002...............................      423.00     396.50           39.47    37.11
December 2002...............................      429.00     410.50           40.75    38.75
January 2003................................      429.00     356.50           41.88    35.37
February 2003...............................      416.50     379.00           39.97    37.67
March 2003 (through March 19)...............      415.00     371.00           39.45    37.25

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

     On March 19, 2003,  1,089,573,105  ADSs  (equivalent  to  6,537,438,628  BP ordinary shares or some 32.4% of the total) were outstanding and were held by approximately 177,000 registered ADR holders. Of these, about 175,000 had registered addresses in the USA at that date. One of the registered holders of ADSs represents some 525,000 underlying holders.

     On March 19, 2003 there were approximately 359,000 holders of record of Ordinary Shares. Of these holders, around 1,500 had registered addresses in the United States and held a total of some 4,644,000 Ordinary Shares.

ITEM 10 -- ADDITIONAL INFORMATION

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following summarizes certain provisions of BP's memorandum and articles of association and applicable English law. This summary is qualified in its entirety by reference to the UK Companies Act and BP's memorandum and articles of association. Information on where investors can obtain copies of the memorandum and articles of association is described under the heading `Documents on Display' under this Item.

     Subject to the approval of shareholders at BP's Annual General Meeting to be held on April 24, 2003, BP proposed to adopt new articles of association to consolidate amendments which have been necessary to implement legislative changes since the current articles of association were adopted in 1983.

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

     -- Any proposal concerning any other company in which he is interested, directly or indirectly (whether as an officer or shareholder or otherwise) provided that he and persons connected with him are not the holder or holders of 1% or more of the voting interest in the shares of such company;

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

Dividend Rights; Other Rights to Share in Company Profits; Capital Calls

     If recommended by the directors of BP, BP shareholders may, by resolution, declare dividends but no such dividend may be declared in excess of the amount recommended by the directors. The directors may also pay interim dividends without obtaining shareholder approval. No dividend may be paid other than out of profits available for distribution, as determined under UK GAAP and the UK Companies Act. Dividends on Ordinary Shares are payable only after payment of dividends on BP preference shares. Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and reverts to BP.

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

     Record holders of BP ADSs also are entitled to attend, speak and vote at any shareholders' meeting of BP by the appointment by the approved depositary, JPMorgan Chase Bank, of them as proxies in respect of the ordinary shares represented by their ADSs. Each such proxy may also appoint a proxy. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary, who will vote the Ordinary Shares represented by their ADSs in accordance with their instructions.

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

Liquidation Rights; Redemption Provisions

     In the event of a liquidation of BP, after payment of all liabilities and applicable deductions under UK laws and subject to the payment of secured creditors, the holders of BP preference shares would be entitled to the sum of
(i) the capital paid up on such shares plus, (ii) accrued and unpaid dividends and (iii) a premium equal to the higher of (a) 10% of the capital paid up on the BP preference shares and (b) the excess of the average market price over par value of such shares on the London Stock Exchange during the previous six months. The remaining assets (if any) would be divided pro rata among the holders of Ordinary Shares.

     Without prejudice to any special rights previously conferred on the holders of any class of shares, BP may issue any share with such preferred, deferred or other special rights, or subject to such restrictions as the shareholders by resolution determine (or, in the absence of any such resolutions, by determination of the directors), and may issue shares which are to be or may be redeemed.

Variation of Rights

     The rights attached to any class of shares may be varied with the consent in writing of holders of 75% of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that the quorum with respect to a meeting to change the rights attached to the preference shares is 10% or more of the shares of that class, and the quorum to change the rights attached to the Ordinary Shares is one third or more of the shares of that class.

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

     Under the articles of association, the annual general meeting of shareholders will be held within 15 months after the preceding annual general meeting and at a time and place determined by the directors within the United Kingdom. If any shareholders' meeting is adjourned for lack of quorum, notice of the time and place of the meeting may be given in any lawful manner, including electronically. The Chairman has the power to take any action he sees fit to promote order at any shareholders' meeting.

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

     None.

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

                                    TAXATION

     This section describes the material United States federal income tax and UK taxation consequences of owning ordinary shares or ADSs to a US holder that holds the ordinary shares or ADSs as capital assets for tax purposes. It does not apply, however, to members of special classes of holders subject to special rules and holders that, directly or indirectly, hold 10% or more of the Company's voting stock.

     A US holder is any beneficial owner of Ordinary Shares or ADSs that is (i) a citizen or resident (for United States federal income tax purposes) of the United States, (ii) a corporation organized in the United States of any of its States, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the taxation laws of the United Kingdom, all as currently in effect, as well as on the Convention Between the United States of America and the United Kingdom entered into force in 1980 (the 'Treaty') and the Convention Between the United States of America and the United Kingdom which is expected to enter into force in 2003 (the 'New Treaty'). These laws are subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     For United States federal income tax and UK taxation purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the Company's ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for Ordinary Shares, generally will not be subject to United States federal income tax or to UK taxation.

     Investors should consult their own tax advisor regarding the United States federal, state and local, the UK and other tax consequences of owning and disposing of Ordinary Shares and ADSs in their particular circumstances, and in particular whether they are eligible for the benefits of the Treaty and the New Treaty.

Taxation of Dividends

United Kingdom Taxation

     Under current UK taxation law, no withholding tax will be deducted from dividends paid by the Company. A shareholder that is a company resident for tax purposes in the United Kingdom generally will not be taxable on a dividend it receives from the Company. A shareholder who is an individual resident for tax purposes in the United Kingdom is entitled to a tax credit on cash dividends paid on ordinary shares or ADSs of the Company equal to one-ninth of the cash dividend.

     Under the Treaty, a US holder is entitled to a refund from the UK Inland Revenue equal to the amount of the tax credit available to a shareholder resident in the United Kingdom (i.e., one-ninth of the dividend received), but the amount of the dividend plus the amount of the refund are also subject to withholding in an amount equal to the amount of the tax credit. A US holder therefore will not receive any payment from the UK Inland Revenue in respect of a dividend from the Company and will have no further UK tax to pay in respect of that dividend. Under the Treaty, special rules apply for determining the tax credit available to a corporation that, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the Company's voting stock.

     The New Treaty has been ratified by the UK Parliament and was ratified by the United States Senate on March 13, 2003. Under the New Treaty, a US holder will not be entitled to a tax refund from the UK Inland Revenue in respect of dividends in the manner described above. However, dividends received by the US holder from the Company generally will not be subject to a withholding tax by the United Kingdom.

     The New Treaty generally will be effective in respect of taxes withheld at source for amounts paid or credited on or after the first day of the second month after it enters into force. The provisions of the New Treaty affecting all other US taxes, however, will take effect on January 1, 2004. The rules of the Treaty will remain applicable until these effective dates. A US holder, however, may elect to have the Treaty apply in its entirety for a period of twelve months after the applicable effective dates of the New Treaty.

United States Federal Income Taxation

     A US holder must include in gross income as ordinary income the gross amount of any dividend paid by the Company. A US holder that is eligible for the benefits of the Treaty may include in the gross amount the UK tax withheld from the dividend payment pursuant to the Treaty, as described above in 'United Kingdom Taxation'. Subject to certain limitations, the United Kingdom tax withheld will be creditable against the US holder's United States federal income tax liability, if the US holder is eligible for the benefits of the Treaty and has appropriately filed Internal Revenue Form 8833.

     A US holder will not be entitled to a UK tax credit under the New Treaty, but also will not be subject to UK withholding tax. In that case, the US holder will include in income for United States federal income tax purposes only the amount of the dividend actually received from the Company, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

     In either case, the dividend must be included in income when the US holder, in the case of Ordinary Shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Dividends will be income from sources outside the United States, and generally will be 'passive income' or 'financial services income', which is treated separately from other types of income for purposes of computing the allowable foreign tax credit.

     If a US holder holds ordinary shares of the Company, the amount of the dividend distribution on the ordinary shares that is paid in pounds sterling will be the US dollar value of the pounds sterling payments made, determined at the spot pounds sterling/US dollar rate on the date the dividend distribution is includable in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the pounds sterling dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of Capital Gains

United Kingdom Taxation

     A US holder may be liable for both United Kingdom and United States tax in respect of a gain on the disposal of Ordinary Shares or ADSs if the US holder is
(i) a citizen of the United States resident or ordinarily resident in the United Kingdom, (ii) a United States domestic corporation resident in the United Kingdom by reason of its business being managed or controlled in the United Kingdom or (iii) a citizen of the United States or a corporation that carries on a trade or profession or vocation in the United Kingdom through a branch or agency or, in respect of corporations for accounting periods beginning on or after January 1, 2003, through a permanent establishment, and that have used, held, or acquired the ordinary shares or ADSs for the purposes of such trade, profession or vocation of such branch, agency or permanent establishment. However, subject to applicable limitations and provisions of the Treaty, such persons may be entitled to a tax credit against their United States federal income tax liability for the amount of United Kingdom capital gains tax or UK corporation tax on chargeable gains (as the case may be) which is paid in respect of such gain.

     Under the New Treaty, capital gains on dispositions of Ordinary Shares or ADSs generally will be subject to tax only in the jurisdiction of residence of the relevant holder as determined under both the laws of the United Kingdom and the United States and as required by the terms of the New Treaty.

     Under the New Treaty, individuals who are residents of either the United Kingdom or the United States and who have been residents of the other jurisdiction (the United States or the United Kingdom, as the case may be) at any time during the six years immediately preceding the relevant disposal of ordinary shares or ADRs may be subject to tax with respect to capital gains arising from a disposition of Ordinary Shares or ADSs of the Company not only in the jurisdiction of which the holder is resident at the time of the disposition, but also in the other jurisdiction.

United States Federal Income Taxation

     A US holder that sells or otherwise disposes of ordinary shares or ADSs will recognize a capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the holder's tax basis, determined in US dollars, in the ordinary shares or ADSs. A capital gain of a noncorporate US holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Additional Tax Considerations

UK Inheritance Tax

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

ITEM 11 -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     BP is exposed to a number of different market risks arising from the Group's normal business activities. Market risk is the possibility that changes in currency exchange rates, interest rates or oil and natural gas prices will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. The Group has developed policies aimed at managing the volatility inherent in certain of these natural business exposures and in accordance with these policies the Group enters into various transactions using derivative financial and commodity instruments (derivatives). Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices which are defined in the contract. The Group also trades derivatives in conjunction with these risk management activities.

     In market risk management and trading, conventional exchange-traded derivative instruments such as futures and options are used, as well as non-exchange-traded instruments such as swaps, `over-the-counter' options and forward contracts.

     Where derivatives constitute a hedge, the Group's exposure to market risk created by the derivative is offset by the opposite exposure arising from the asset, liability or transaction being hedged. By contrast, where derivatives are held for trading purposes, changes in market risk factors give rise to realized and unrealized gains and losses, which are recognized in the current period.

     All derivative activity, whether for risk management or trading, is carried out by specialist teams that have the appropriate skills, experience and supervision. These teams are subject to close financial and management control, meeting generally accepted industry practice and reflecting the principles of the Group of Thirty Global Derivatives Study recommendations. A Trading Risk
Management Committee has oversight of the quality of internal control in the Group's trading function. Independent control functions monitor compliance with BP's policies. The control framework includes prescribed trading limits that are reviewed regularly by senior management, daily monitoring of risk exposure using value-at-risk principles, marking trading exposures to market and stress testing to assess the exposure to potentially extreme market situations. The Group's supply and trading activities in oil, natural gas and financial markets are managed within a single integrated function. This has the responsibility for ensuring high and consistent standards of control, making investments in the necessary systems and supporting infrastructure and providing professional management oversight.

     Further information about BP's use of derivatives, their characteristics, and the accounting treatment thereof is given in Item 18 -- Financial Statements -- Note 1 and Note 26.

     The Group's accounting policies under UK GAAP do not satisfy the criteria for hedge accounting under Statement of Financial Accounting Standards No. 133 `Accounting for Derivative Instruments and Hedging Activities'. The Group does not intend to modify its practice under UK GAAP. See Item 18 -- Financial Statements -- Note 50 for further information.

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

     The main underlying economic currency of the Group's cash flows is the US dollar. This is because BP's major product, oil, is priced internationally in US dollars. BP's foreign exchange management policy is to minimize economic and material transactional exposures arising from currency movements against the US dollar. The Group co-ordinates the handling of foreign exchange risks centrally, by netting off naturally occurring opposite exposures wherever possible, to reduce the risks, and then dealing with any material residual foreign exchange risks. Significant residual non-US dollar exposures are managed using a range of derivatives. The most significant of such exposures are the sterling-based capital leases, the net Euro cash inflows mainly relating to downstream and chemicals in Europe, the sterling cash flow requirements for UK Corporation Tax, and the capital expenditure and operational requirements of Exploration and Production, mainly in the UK. In addition, most of the Group's borrowings are in US dollars or are hedged with respect to the US dollar. At December 31, 2002, the total of foreign currency borrowings not swapped into US dollars amounted to $903 million. The principal elements of this are $103 million of borrowings in sterling, $74 million in Malaysian ringgits, $77 million in Trinidad and Tobago dollars and $474 million in Euros.

     The following table provides information about the Group's foreign currency derivative financial instruments. These include foreign currency forward exchange agreements (forwards) and cylinder option contracts (cylinders) that are sensitive to changes in the sterling/US dollar, euro/US dollar and Norwegian krone/US dollar exchange rates. Where foreign currency denominated borrowings are swapped into US dollars using forwards or cross currency swaps such that currency risk is completely eliminated, neither the borrowing nor the derivative are included in the table.

     For forwards, the tables present the notional amounts and weighted average contractual exchange rates by contractual maturity dates and exclude forwards that have offsetting positions. Only significant forward positions are included in the tables. The notional amounts of forwards are translated into US dollars at the exchange rate included in the contract at inception. The majority of the sterling forwards relate to sterling-based capital leases which effectively convert the lease obligation from sterling into dollars. The euro forwards relate mainly to payments for capital and operational expenditure. The Norwegian krone forwards relate to the Group's Norwegian tax payments over the next year. The fair value represents an estimate of the gain or loss which would be realized if the contracts were settled at the balance sheet date.

     For cylinders, the tables present the notional amounts of the constituent purchased call and written put option contracts at December 31, 2002 and the weighted average strike rates. The receive sterling cylinders relate to the Group's expected sterling tax payments and net operational expenditures over the next year. The pay Euro cylinders relate to the Group's expected net Euro cash inflows from operations and the sale of business assets.

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


                                                Notional amount by expected maturity date
                                              ---------------------------------------------
                                                                                                        Fair value
                                                                                                             asset/
                                                2003      2004      2005     2006      2007     Total   (liability)
                                              ------    ------    ------   ------    ------    ------   ----------
                                                                           ($ million)
At December 31, 2002
Forwards
  Receive sterling/pay US dollars
    Contract amount......................      2,066        30        --       --        --     2,096          177
    Weighted average contractual
     exchange rate.......................       1.48
  Receive euro/pay US dollars
    Contract amount......................         (3)       47        14       --        --        58           43
    Weighted average contractual
     exchange rate.......................       0.96
  Receive Norwegian krone/pay US dollars
    Contract amount......................        204         5         2       --        --       211           15
    Weighted average contractual
     exchange rate (a)..................        8.58

Cylinders
  Receive sterling/pay US dollars
  Purchased call
    Contract amount.......................       859        --        --       --        --       859           10
    Weighted average strike price.........      1.62
  Sold put
    Contract amount.......................       859        --        --       --        --       859           (4)
    Weighted average strike price.........      1.52
  Pay euro/receive US dollars
  Sold call
    Contract amount.......................       430        --        --       --        --       430          (11)
    Weighted average strike price.........      1.05
  Purchased put
    Contract amount.......................       430        --        --       --        --       430            1
    Weighted average strike price.........      0.92
  Pay euro/receive sterling
  Sold call
    Contract amount.......................       614        --        --       --        --       614           (3)
    Weighted average strike price.......(pound) 0.68
  Purchased put
    Contract amount.......................       614        --        --       --        --       614            1
    Weighted average strike price.......(pound) 0.62

                                                 Notional amount by expected maturity date
                                                 -----------------------------------------
                                                                                                          Fair value
                                                                                                               asset/
                                                2002      2003      2004     2005      2006     Total     (liability)
                                              ------    ------    ------   ------    ------    ------       --------
                                                                           ($ million)
At December 31, 2001
Forwards
  Receive sterling/pay US dollars
    Contract amount......................      3,822       (48)       --       --        --     3,774             18
    Weighted average contractual
     exchange rate......................        1.44
  Receive euro/pay US dollars
    Contract amount......................      1,055       190        55       13         1     1,314            (20)
    Weighted average contractual
     exchange rate......................        0.90
  Receive Norwegian krone/pay US dollars
    Contract amount......................        172         6         2        1        --       181              1
    Weighted average contractual
     exchange rate (a)..................        9.49

---------------

(a) Weighted average contractual exchange rates are expressed as US dollars per non-US dollar currency unit except Norwegian krone which are expressed as krone per US dollar.

Interest Rate Risk

     BP is exposed to interest rate risk on short- and long-term floating rate instruments and as a result of the refinancing of fixed rate finance debt. Consequently, as well as managing the currency and the maturity of debt, the Group manages interest expense through the balance between generally lower-cost floating rate debt, which has inherently higher risk, and generally more expensive but lower-risk, fixed rate debt. The Group is exposed predominantly to US dollar LIBOR interest rates as borrowings are mainly denominated in, or swapped into, US dollars. The Group uses derivatives to achieve the required mix between fixed and floating rate debt. During 2002, the proportion of floating rate debt was in the range of 41-60% of total net debt outstanding.

     The following table shows, by major currency, the Group's finance debt at December 31, 2002 and 2001 and the weighted average interest rates achieved at those dates through a combination of borrowings and other interest rate sensitive instruments entered into to manage interest rate exposure.

                                              Fixed rate debt                Floating rate debt
                                   ------------------------------------    ----------------------
                                    Weighted      Weighted                  Weighted
                                     average  average time                   average
                                    interest     for which                  interest
                                        rate rate is fixed       Amount         rate       Amount        Total
                                    --------      --------     --------     --------     --------     --------
                                         (%)       (years)  ($ million)          (%)  ($ million)  ($ million)
At December 31, 2002
US dollar...........................       7             7        7,818            2       13,287       21,105
Sterling............................      --            --           --            4          103          103
Other currencies....................       7            11          317            5          483          800
                                                               --------                  --------     --------
Total loans.........................                              8,135                    13,873       22,008
                                                               ========                  ========     ========

At December 31, 2001
US dollar...........................       7             8       11,603            2        9,365       20,968
Sterling............................      --            --           --            4          133          133
Other currencies....................      10            29          122            6          194          316
                                                               --------                  --------     --------
Total loans.........................                             11,725                     9,692       21,417
                                                               ========                  ========     ========

     The Group's earnings are sensitive to changes in interest rates over the forthcoming year as a result of the floating rate instruments included in the Group's finance debt at December 31, 2002. These include the effect of interest rate and currency swaps and forwards utilized to manage interest rate risk. If the interest rates applicable to floating rate instruments were to have increased by 1% on January 1, 2003, the Group's 2003 earnings before taxes would decrease by approximately $130 million. This assumes that the amount and mix of fixed and floating rate debt, including capital leases, remains unchanged from that in place at December 31, 2002 and that the change in interest rates is effective from the beginning of the year. Where the interest rate applicable to an instrument is reset during a quarter it is assumed that this occurs at the beginning of the quarter and remains unchanged for the rest of the year. In reality, the fixed/floating rate mix will fluctuate over the year and interest rates will change continually. Furthermore the effect on earnings shown by this analysis does not consider the effect of an overall reduction in economic activity which could accompany such an increase in interest rates.

Oil Price Risk

     The Group's risk management policy with respect to oil price risk is to manage only those exposures associated with the immediate operational programme for certain of its equity share of production and certain of its refinery and marketing activities. To this end, BP's supply and trading function uses the full range of conventional oil price-related financial and commodity derivatives available in the oil markets.

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

     The value at risk model used is that discussed under Trading below. Thus the value at risk calculation for oil price exposure includes derivative financial instruments such as exchange-traded futures and options, swap agreements and over-the-counter options and derivative commodity instruments (commodity contracts that permit settlement either by delivery of the underlying commodity or in cash) such as forward contracts. The values at risk represent the potential gain or loss in fair values over a 24-hour period with a 99.7% confidence level.

     The following table shows values at risk for oil price risk management activities.

                                                     High            Low        Average    December 31
                                                   ------         ------        -------   ------------
                                                                      ($ million)
2002
Oil price contracts..........................          13             11             12             11
2001
Oil price contracts..........................          11              4              7              7
2000
Oil price contracts..........................          18             11             15             11

Natural Gas Price Risk

     BP's general policy with respect to natural gas price risk is to manage only a portion of its exposure to price fluctuations. Natural gas swaps, options and futures are used to convert specific sales and purchases contracts from fixed prices to market prices. Swaps are also used to hedge exposure to price differentials between locations.

     The table below provides information about the Group's material swaps contracts that are sensitive to changes in natural gas prices. Contract amount represents the notional amount of the contract. Fair value represents an estimate of the gain or loss which would be realized if the contracts were settled at the balance sheet date. Weighted average price represents the fixed price and the year-end forward price related to the settlement month for swaps.

     At December 31, 2002, in addition to the swaps contracts shown in the table there were options contracts with aggregate notional amounts of $11 million ($1,090 million at December 31, 2001) and terms of up to one year.

                                                                                                    Weighted
                                                                              Fair value          average price
                                                             Contract    ------------------     ------------------
                                             Quantity          amount      Asset  Liability     Receive        Pay
                                              -------         -------    -------    -------     -------    -------
                                        (Btu trillion)(a)  ($ million)         ($ million)        ($ per mmbtu)(b)
At December 31, 2002
Maturing in 2003
Swaps
  Receive variable/pay fixed............          190             734        129         (4)       4.54       3.89
  Receive fixed/pay variable............          140             529         --       (108)       3.78       4.56
  Receive and pay variable..............          586           2,633         62        (61)       4.40       4.40
Maturing in 2004
Swaps
  Receive variable/pay fixed............           24              95          8         (1)       4.20       3.87
  Receive fixed/pay variable............           16              62         --         (9)       3.76       4.33
  Receive and pay variable..............          181             757         19        (22)       4.06       4.08
Maturing in 2005
Swaps
  Receive variable/pay fixed............            6              25          1         --        3.91       3.78
  Receive fixed/pay variable............            1               6         --         --        3.74       3.83
  Receive and pay variable..............          115             444         10        (10)       3.77       3.77
Maturing in 2006
Swaps
  Receive variable/pay fixed............            2               7         --         --        3.85       3.94
  Receive fixed/pay variable............           --               1         --         --        4.32       3.85
  Receive and pay variable..............           61             228          1         (3)       3.62       3.70
Maturing in 2007
Swaps
  Receive variable/pay fixed............            2               7         --         --        3.91       3.99
  Receive fixed/pay variable............           --               1         --         --        4.36       3.91
  Receive and pay variable..............           55             204          1         (3)       3.70       3.75
Maturing beyond 2007
Swaps
  Receive variable/pay fixed............            1               5         --         --        3.93       4.05
  Receive fixed/pay variable............            1               5          1         --        4.85       4.13
  Receive and pay variable..............          119             461          1         (5)       3.81       3.85
At December 31, 2001
Maturing in 2002
Swaps
  Receive variable/pay fixed............          447           1,600         17       (419)       2.64       3.58
  Receive fixed/pay variable............          302           1,002        210        (27)       3.32       2.64
  Receive and pay variable..............        4,232              44        653       (610)       2.68       2.68
Maturing in 2003
Swaps
  Receive variable/pay fixed............          104             349         37        (47)       3.24       3.36
  Receive fixed/pay variable............           86             272         25        (32)       3.16       3.21
  Receive and pay variable..............          682               4         52        (55)       2.99       3.00
Maturing in 2004
Swaps
  Receive variable/pay fixed............           20              63         11         (6)       3.45       3.18
  Receive fixed/pay variable............            8              20          4        (10)       2.54       3.30
  Receive and pay variable..............          230               7         18        (25)       2.90       2.93
Maturing in 2005
Swaps
  Receive variable/pay fixed............            3               8          2         (1)       3.43       3.02
  Receive fixed/pay variable............            4              11          2         (4)       2.89       3.37
  Receive and pay variable..............          165               8         12        (20)       3.02       3.07
Maturing in 2006
Swaps
  Receive variable/pay fixed............            2               7         --         (1)       3.49       3.94
  Receive fixed/pay variable............            3              10          2         (2)       3.42       3.45
  Receive and pay variable..............          102               9          5        (14)       3.10       3.19
Maturing beyond 2006
Swaps
  Receive variable/pay fixed............            3              12         --         (1)       3.59       4.02
  Received fixed/pay variable...........           13              43          5        (10)       3.26       3.68
  Receive and pay variable..............          318              25         22        (48)       2.79       2.87

---------------
(a) British thermal units (btu)
(b) Million british thermal units (mmbtu)

Trading

     In conjunction with the risk management activities discussed above, BP also trades interest rate and foreign currency exchange rate derivatives. The Group controls the scale of the trading exposures by using a value at risk model with a maximum value at risk limit authorized by the board.

     In addition to the risk management activities related to equity crude disposal, refinery supply and marketing, BP's supply and trading function undertakes trading in the full range of conventional derivative financial and commodity instruments and physical cargoes available in the energy markets. The Group also uses financial and commodity derivatives to manage certain of its exposures to price fluctuations on natural gas transactions. These activities are monitored and are subject to maximum value at risk limits authorized by the Board.

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

     The Group calculates value at risk on all instruments that are held for trading purposes and that therefore give an exposure to market risk. The value-at-risk models take account of derivative financial instruments such as interest rate forward and futures contracts and swap agreements; foreign exchange forward and futures contracts and swap agreements; and oil and natural gas price futures and swap agreements. Financial assets and liabilities and physical crude oil and refined products that are treated as trading positions are also included in these calculations. For options a linear approximation is included in the value-at-risk models. The value-at-risk calculation for oil and natural gas price exposure also includes derivative commodity instruments (commodity contracts that permit settlement either by delivery of the underlying commodity or in cash), such as forward contracts.

     The following table shows values at risk for trading activities.

                                                     High         Low        Average    December 31
                                                   ------      ------        -------   ------------
                                                                     ($ million)
2002
Interest rate trading........................          --          --             --             --
Foreign exchange trading.....................           2          --              1             --
Oil price trading............................          34          14             23             19
Natural gas price trading....................          18           1              6              9

2001
Interest rate trading........................           1          --             --             --
Foreign exchange trading.....................           3          --              1             --
Oil price trading............................          29          10             18             17
Natural gas price trading....................          21           4             10              9

2000
Interest rate trading........................           2          --              1             --
Foreign exchange trading.....................          15          --              1              1
Oil price trading............................          23           4             13             13
Natural gas price trading....................          16           1              6             13

     The following tables shows the changes during the year in the net fair value of instruments held for trading purposes.

                                                       Fair value     Fair value     Fair value     Fair value
                                                         interest       exchange            oil    natural gas
                                                             rate           rate          price          price
                                                        contracts      contracts      contracts      contracts
                                                        ---------      ---------      ---------     ----------
                                                                             ($ million)
Fair value of contracts at January 1, 2002...........          --             (3)            26             12
Contracts realized or settled in the year............          --              3            (22)           154
Fair value of new contracts when entered
  into during the year...............................          --             --             --             --
Changes in fair value attributable to changes
  in valuation techniques and assumptions............          --             --             --             --
Other changes in fair values.........................          --             12             18             (9)
                                                        ---------      ---------      ---------     ----------
Fair value of contracts at December 31, 2002.........          --             12             22            157
                                                        =========      =========      =========     ==========

     The following table shows the net fair value of contracts held for trading purposes at December 31, 2002 analyzed by maturity period and by methodology of fair value estimation.

                                                              Fair value of contracts at December 31, 2002
                                                         -----------------------------------------------------
                                                         Maturity                          Maturity      Total
                                                        less than   Maturity   Maturity        over       fair
                                                           1 year  1-3 years  4-5 years     5 years      value
                                                         --------   --------   --------    --------    -------
                                                                               ($ million)

Prices actively quoted.................................       116         66          6          --        188
Prices provided by other external sources..............       (10)         2         --          --         (8)
Prices based on models and other
  valuation methods....................................        11         --         --          --         11
                                                           ------     ------     ------      ------     ------
                                                              117         68          6          --        191
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

                                     PART II

ITEM 13 -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14 -- MATERIAL  MODIFICATIONS  TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
           PROCEEDS

     None.

ITEM 15 -- CONTROLS AND PROCEDURES

     Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) within 90 days of the filing date of this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

     In designing and evaluating our disclosure controls and procedures, our management, including the Chief Executive Officer and Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

     There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation.

                                    PART III

ITEM 17 -- FINANCIAL STATEMENTS

     Not applicable.

ITEM 18 -- FINANCIAL STATEMENTS

(a)  Financial Statements

     The following financial statements, together with the reports of the Independent Auditors thereon, are filed as part of this annual report:

                                                                                                    Page

Report of Independent Auditors and Consent of Independent Auditors.............................      F-1
Consolidated Statement of Income for the Years Ended December 31, 2002, 2001, and 2000.........      F-2
Consolidated Balance Sheet at December 31, 2002 and 2001.......................................      F-3
Consolidated Statement of Cash Flows for the Years
  Ended December 31, 2002, 2001, and 2000......................................................      F-4
Statement of Total Recognized Gains and Losses for the Years
  Ended December 31, 2002, 2001, and 2000......................................................      F-5
Statement of Changes in BP Shareholders' Interest for
  the Years Ended December 31, 2002, 2001, and 2000............................................      F-6
Notes to Financial Statements..................................................................      F-9
Supplementary Oil and Gas Information (Unaudited)..............................................      F-127
Schedule for the Years Ended December 31, 2002, 2001, and 2000
  Schedule II Valuation and Qualifying Accounts................................................      S-1

ITEM 19 -- EXHIBITS

     The following documents are filed as part of, or furnished with, this annual report:

Exhibit 1       Memorandum and Articles of Association of BP p.l.c.*
Exhibit 4.1     The BP Executive Directors' Long Term Incentive Plan+
Exhibit 4.2     Directors' Service Contracts
Exhibit 7       Computation of Ratio of Earnings to Fixed Charges (Unaudited)
Exhibit 8       Subsidiaries
Exhibit 10      Section 906 Certifications**

     The total amount of long-term debt securities of the Registrant and its subsidiaries authorized under any one instrument does not exceed 10% of the total assets of BP p.l.c. and its subsidiaries on a consolidated basis. The Company agrees to furnish copies of any or all such instruments to the Securities and Exchange Commission upon request.

* Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

**   Furnished, not filed.

+ Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

                         BP p.l.c. AND SUBSIDIARIES

                         REPORT OF INDEPENDENT AUDITORS

To:  The Board of Directors
     BP p.l.c.

     We have audited the accompanying consolidated balance sheets of BP p.l.c. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in BP shareholders' interest, total recognized gains and losses, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BP p.l.c. at December 31, 2002 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 50 of Notes to Financial
Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     As discussed in Note 45 of Notes to Financial Statements, in the year ended December 31, 2002 the Company changed its method of accounting for deferred taxation.


                                   /s/ ERNST & YOUNG LLP
                                   -----------------------
London, England                    Ernst & Young LLP
February 11, 2003

CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference of our report dated February 11, 2003, with respect to the consolidated financial statements of BP p.l.c. included in this Annual Report (Form 20-F) for the year ended December 31, 2002 in the following Registration Statements:

     Registration Statements on Form F-3 (File Nos. 333-9790 and 333-65996) of BP p.l.c.;

     Registration Statement on Form F-3 (File No. 333-83180) of BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c., BP Capital Markets America Inc. and BP p.l.c.; and

     Registration  Statements  on  Form  S-8  (File  Nos.  33-21868,   333-9020,
333-9798, 333-79399, 333-34968, 333-67206, 333-74414 and 333-102583,  333-103923
and 333-103924) of BP p.l.c.


                                        /s/ ERNST & YOUNG LLP
                                        -----------------------
London, England                         Ernst & Young LLP
March 24, 2003

                           BP p.l.c. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME


                                                                           Years ended December 31,
                                                                      ---------------------------------
                                                            Note         2002         2001         2000
                                                            ----      -------      -------      -------
                                                                    ($ million, except per share amounts)

Turnover..................................................            180,186      175,389      161,826
Less: Joint ventures......................................              1,465        1,171       13,764
                                                                      -------      -------      -------
Group turnover............................................            178,721      174,218      148,062
Replacement cost of sales.................................            155,528      147,001      120,797
Production taxes..........................................     3        1,274        1,689        2,061
                                                                      -------      -------      -------
Gross profit..............................................             21,919       25,528       25,204
Distribution and administration expenses..................     4       12,632       10,918        9,331
Exploration expense.......................................                644          480          599
                                                                      -------      -------      -------
                                                                        8,643       14,130       15,274
Other income..............................................     5          641          694          805
                                                                      -------      -------      -------
Group replacement cost operating profit...................              9,284       14,824       16,079
Share of profits of joint ventures........................                346          443          808
Share of profits of associated undertakings...............                616          760          792
                                                                      -------      -------      -------
Total replacement cost operating profit...................             10,246       16,027       17,679
Profit (loss) on sale of businesses or termination
  of operations...........................................     7          (33)         (68)         132
Profit (loss) on sale of fixed assets.....................     7        1,201          603           88
                                                                      -------      -------      -------
Replacement cost profit before interest and tax...........             11,414       16,562       17,899
Inventory holding gains (losses)..........................              1,129       (1,900)         728
                                                                      -------      -------      -------
Historical cost profit before interest and tax............             12,543       14,662       18,627
Interest expense..........................................     8        1,279        1,670        1,770
                                                                      -------      -------      -------
Profit before taxation....................................             11,264       12,992       16,857
Taxation..................................................    13        4,342        6,375        6,648
                                                                      -------      -------      -------
Profit after taxation.....................................              6,922        6,617       10,209
Minority shareholders' interest...........................                 77           61           89
                                                                      -------      -------      -------
Profit for the year*......................................              6,845        6,556       10,120
Dividend requirements on preference shares*...............                  2            2            2
                                                                      -------      -------      -------
Profit for the year applicable to ordinary shares*........              6,843        6,554       10,118
                                                                      -------      -------      -------
Profit per ordinary share - cents
Basic.....................................................    16        30.55        29.21        46.77
Diluted...................................................    16        30.41        29.04        46.46
                                                                      =======      =======      =======
Dividends per ordinary share - cents......................    15        24.00        22.00        20.50
                                                                      =======      =======      =======
Average number outstanding of 25 cents ordinary shares
  (in thousands)..........................................         22,397,126   22,435,737   21,638,280
                                                                   ==========   ==========   ==========

----------

* A summary of the adjustments to profit for the year of the Group which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 50.




    The Notes to Financial Statements are an integral part of this Statement.

                           BP p.l.c. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                                 December 31,
                                                                 --------------------------------------------
                                                      Note             2002                        2001
                                                     ------      ----------------            ----------------
                                                                                 ($ million)
Fixed assets
   Intangible assets.............................       20                 15,566                       16,489
   Tangible assets...............................       21                 87,682                       77,410
   Investments
    Joint ventures
     Gross assets................................                4,829                        4,661
     Gross liabilities...........................                  798                          800
                                                               -------                      -------
     Net investment..............................       22                  4,031                        3,861
    Associated undertakings......................       22                  4,626                        5,433
    Other........................................       22                  2,154                        2,669
                                                                          -------                      -------
                                                                           10,811                       11,963
                                                                          -------                      -------
Total fixed assets...............................                         114,059                      105,862
Current assets
   Inventories...................................       23      10,181                        7,631
   Trade receivables.............................       24      18,798                       15,436
   Other receivables falling due
    Within one year..............................       24       8,107                        6,552
    After more than one year.....................       24       6,245                        4,681
   Investments...................................       25         215                          450
   Cash at bank and in hand......................                1,520                        1,358
                                                               -------                      -------
                                                                45,066                       36,108
                                                               -------                      -------
Current liabilities -- falling due within one year
   Finance debt..................................       29      10,086                        9,090
   Trade payables................................       30      17,454                       13,129
   Other accounts payable and accrued liabilities       30      18,761                       15,395
                                                               -------                      -------
                                                                46,301                       37,614
                                                               -------                      -------
Net current assets (liabilities).................                          (1,235)                      (1,506)
                                                                          -------                      -------
Total assets less current liabilities............                         112,824                      104,356
Noncurrent liabilities
   Finance debt..................................       29      11,922                       12,327
   Accounts payable and accrued liabilities......       30       3,455                        3,086
Provisions for liabilities and charges
   Deferred taxation.............................       13      13,514                       11,702
   Other.........................................       31      13,886                       11,482
                                                               -------                      -------
                                                                           42,777                       38,597
                                                                          -------                      -------
Net assets.......................................                          70,047                       65,759
Minority shareholders' interest -- equity........                             638                          598
                                                                          -------                      -------
BP shareholders' interest*.......................                          69,409                       65,161
                                                                          =======                      =======
Represented by:
Capital shares
   Preference....................................                              21                           21
   Ordinary......................................                           5,595                        5,608
Paid in surplus..................................       32                  4,243                        4,014
Merger reserve...................................       32                 27,033                       26,983
Other reserves...................................       32                    173                          223
Retained earnings................................    32/33                 32,344                       28,312
                                                                          -------                      -------
                                                                           69,409                       65,161
                                                                          =======                      =======

----------

* A summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 50.

  The Notes to Financial Statements are an integral part of this Balance Sheet.

                           BP p.l.c. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                             Years ended December 31,
                                                                          -------------------------------
                                                              Note         2002         2001         2000
                                                             -----     --------     --------    ---------
                                                                                    ($ million)

Net cash inflow from operating activities..................     34       19,342       22,409       20,416
                                                                         ------       ------       ------
Dividends from joint ventures..............................                 198          104          645
                                                                         ------       ------       ------
Dividends from associated undertakings.....................                 368          528          394
                                                                         ------       ------       ------

Servicing of finance and returns on investments
Interest received..........................................                 231          256          444
Interest paid..............................................              (1,204)      (1,282)      (1,354)
Dividends received.........................................                 102          132           42
Dividends paid to minority shareholders....................                 (40)         (54)         (24)
                                                                         ------       ------       ------
Net cash outflow from servicing of finance and
  returns on investments...................................                (911)        (948)        (892)
                                                                         ------       ------       ------
Taxation
UK corporation tax.........................................                (979)      (1,058)        (869)
Overseas tax...............................................              (2,115)      (3,602)      (5,329)
                                                                         ------       ------       ------
Tax paid...................................................              (3,094)      (4,660)      (6,198)
                                                                         ------       ------       ------

Capital expenditure and financial investment
Payments for tangible and intangible fixed assets..........             (12,049)     (12,142)      (8,837)
Payments for fixed assets - investments....................                 (67)         (72)      (1,264)
Proceeds from the sale of fixed assets.....................     19        2,470        2,365        3,029
                                                                         ------       ------       ------
Net cash outflow for capital expenditure
  and financial investment.................................              (9,646)      (9,849)      (7,072)
                                                                         ------       ------       ------
Acquisitions and disposals
Investments in associated undertakings.....................                (971)        (586)        (985)
Proceeds from sale of investment in Ruhrgas................     19        2,338           --           --
Acquisitions, net of cash acquired.........................              (4,324)      (1,210)      (6,265)
Net investment in joint ventures...........................                (354)        (497)        (218)
Proceeds from the sale of businesses.......................     19        1,974          538        8,333
                                                                         ------       ------       ------
Net cash (outflow) inflow for acquisitions and disposals...              (1,337)      (1,755)         865
                                                                         ------       ------       ------
Equity dividends paid......................................              (5,264)      (4,827)      (4,415)
                                                                         ------       ------       ------
Net cash (outflow) inflow..................................                (344)       1,002        3,743
                                                                         ======       ======       ======

Financing..................................................     34         (181)         972        3,413
Management of liquid resources.............................     34         (220)        (211)         452
Increase (decrease) in cash................................     34           57          241         (122)
                                                                         ------       ------       ------
                                                                           (344)       1,002        3,743
                                                                         ======       ======       ======

---------------

For a cash flow statement and a statement of comprehensive income prepared on the basis of US GAAP see Note 50 -- US generally accepted accounting principles.


   The Notes to Financial Statements are an integral part of these Statements.

                           BP p.l.c. AND SUBSIDIARIES

                 STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                                            Years ended December 31,
                                                                       --------------------------------
                                                                          2002         2001         2000
                                                                      --------     --------    ---------
                                                                                   ($ million)

Profit for the year..............................................        6,845        6,556       10,120
Currency translation differences (net of tax)....................        3,333         (828)      (2,340)
                                                                      --------     --------    ---------
Total recognized gains and losses relating to the year...........       10,178        5,728        7,780
                                                                                   ========    =========
Prior year adjustment-- change in accounting policy..............       (9,206)
                                                                      --------
Total recognized gains and losses since last annual accounts.....          972
                                                                      ========

















   The Notes to Financial Statements are an integral part of these Statements.

                           BP p.l.c. AND SUBSIDIARIES

                STATEMENT OF CHANGES IN BP SHAREHOLDERS' INTEREST

     The Company's authorized ordinary share capital at December 31, 2002, 2001 and 2000 was 36 billion shares of 25 cents each, amounting to $9 billion. In addition the Company has authorized preference share capital of 12,750,000 shares of (pound)1 each ($21 million). Details of movements in share capital are shown in Note 32.

     The allotted, called up and fully paid share capital at December 31, was as follows:

                                                                                  Shares
                                                                        ------------------------
                                                                          Authorized       Issued       Amount
                                                                        ------------    ---------    ---------
                                                                                                     ($ million)
Non-equity-- preference shares
8% cumulative first preference
  shares of(pound)1 each at December 31, 2002, 2001 and 2000........       7,250,000    7,232,838           12
                                                                       =============    =========    =========
9% cumulative second preference
  shares of(pound)1 each at December 31, 2002, 2001 and 2000........       5,500,000    5,473,414            9
                                                                       =============    =========    =========
Equity -- ordinary shares of 25 cents each
Authorized
December 31, 2002, 2001 and 2000....................................  36,000,000,000
                                                                      ==============



                                                             Years ended December 31,
                                   --------------------------------------------------------------------------
                                             2002                       2001                     2000
                                   -----------------------    ----------------------    ---------------------
                                   Shares of                  Shares of                 Shares of
                                    25 cents                   25 cents                  25 cents
Issued                                  each        Amount         each       Amount         each       Amount
                                   ---------     ---------    ---------    ---------    ---------    ---------
                                 (thousands)    ($ million)  (thousands)  ($ million)  (thousands)  ($ million)

January 1......................   22,432,077         5,608   22,528,747        5,632   19,484,024        4,871
Employee share schemes (a).....       33,821             9       33,461            8       38,112            9
ARCO (b).......................       12,894             3       23,798            7           --           --
ARCO acquisition...............           --            --           --           --    3,228,274          807
Repurchase of ordinary
  share capital (c)............     (100,141)          (25)    (153,929)         (39)    (221,663)         (55)
                                   ---------     ---------    ---------    ---------    ---------    ---------
December 31....................   22,378,651         5,595   22,432,077        5,608   22,528,747        5,632
                                   =========     =========    =========    =========    =========    =========

Paid in surplus
January 1......................                      4,014                     3,770                     3,684
Premium on shares issued:
  Employee share schemes.......                        129                       118                       250
  ARCO.........................                         54                        51                        --
Repurchase of ordinary
  share capital................                         25                        39                        55
Stamp duty reserve tax.........                         --                        --                      (295)
Qualifying Employee Share
  Ownership Trust (d)..........                         21                        36                        76
                                                 ---------                 ---------                 ---------
December 31....................                      4,243                     4,014                     3,770
                                                 =========                 =========                 =========





    The Notes to Financial Statements are an integral part of this Statement.

                           BP p.l.c. AND SUBSIDIARIES

                                                                         Years ended December 31,
                                                                    --------------------------------
                                                                       2002         2001         2000
                                                                   --------     --------    ---------
                                                                               ($ million)

Merger reserve
January 1......................................................      26,983       26,869          697
ARCO (b).......................................................          50          114           --
ARCO acquisition...............................................          --           --       26,172
                                                                   --------     --------    ---------
December 31....................................................      27,033       26,983       26,869
                                                                   ========     ========    =========
Other reserves
January 1......................................................         223          456           --
ARCO(b)........................................................         (50)        (117)          --
ARCO acquisition...............................................          --           --          456
Redemption of ARCO preference shares (e).......................          --         (116)          --
                                                                   --------     --------    ---------
December 31....................................................         173          223          456
                                                                   ========     ========    =========
Retained earnings
January 1......................................................      28,312       28,836       34,008
Prior year adjustment -- change in accounting policy...........          --           --       (6,250)
                                                                   --------     --------    ---------
As restated....................................................      28,312       28,836       27,758
Currency translation differences (net of tax)..................       3,333         (828)      (2,340)
Repurchase of ordinary share capital...........................        (750)      (1,281)      (2,001)
Qualifying Employee Share Ownership Trust (d)..................         (21)         (36)         (76)
Profit for the year............................................       6,845        6,556       10,120
Dividends (f)
  Preference (non-equity)......................................          (2)          (2)          (2)
  Ordinary (equity)............................................      (5,373)      (4,933)      (4,623)
                                                                   --------     --------    ---------
December 31....................................................      32,344       28,312       28,836
                                                                   ========     ========    =========

----------

(a) Employee share schemes. During the year 33,820,750 ordinary shares were issued under the BP, Amoco and Burmah Castrol employee share schemes.

(b) ARCO. 12,894,348 ordinary shares were issued in respect of ARCO employee share option schemes.

(c)  Repurchase  of  ordinary   share   capital.   The  Company   purchased  for
     cancellation 100,140,987 ordinary shares for a total consideration of $750 million.

(d)  See Note 35 -- Employee share plans.

(e) Redemption of ARCO preference shares. A cash tender offer was made in March 2001 for the outstanding ARCO preference shares.

(f)  See Note 15 -- Dividends per ordinary share.

(g)  See Note 33 -- Retained earnings.

(h) Voting on substantive resolutions tabled at a general meeting is on a poll. On a poll, shareholders present in person or by proxy have two votes for every (pound)5 in nominal amount of the first and second preference shares held and one vote for every ordinary share held. On a show of hands vote on other resolutions (procedural matters) at a general meeting, shareholders present in person or by proxy have one vote each.



   The Notes to Financial Statements are an integral part of this Statement.

                           BP p.l.c. AND SUBSIDIARIES

          STATEMENT OF CHANGES IN BP SHAREHOLDERS' INTEREST (Concluded)


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

                           BP p.l.c. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

Note 1 -- Accounting policies

Accounting standards

     These accounts are prepared in accordance with applicable UK accounting standards. In preparing the financial statements for the current year, the Group has adopted Financial Reporting Standard No. 19 'Deferred Tax' (FRS 19) and the transitional disclosure requirements of Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17). The adoption of FRS 19 has resulted in a change in accounting policy for deferred tax. See Note 45 New accounting standard for deferred tax, for further information.

     In addition to the requirements of accounting standards, the accounting for exploration and production activities is governed by the Statement of
Recommended Practice ('SORP') 'Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities' issued by the UK Oil Industry Accounting Committee on June 7, 2001.

     These accounts have been prepared in accordance with the SORP's provisions except for where royalties are payable in cash and the royalty holder does not have a direct interest in the underlying reserves and production. In these circumstances, the SORP recommends that turnover, reserves and production should be presented on a gross basis with the royalty payable treated as an expense. The Group has historically presented turnover, reserves and production net of all royalties whether payable in cash or in kind. BP considers that such presentation more appropriately reflects the nature of the profit sharing arrangements.

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

     On the acquisition of a subsidiary, or of an interest in a joint venture or associate, fair values reflecting conditions at the date of acquisition are attributed to the identifiable net assets acquired. When the cost of acquisition exceeds the fair values attributable to the Group's share of such net assets the difference is treated as purchased goodwill. This is capitalized and amortized over its estimated useful economic life, which is usually 10 years.

     Where an interest in a separate business of an acquired entity is held temporarily pending disposal, it is carried on the balance sheet at its estimated net proceeds of sale.

                           BP p.l.c. AND SUBSIDIARIES

Note 1 -- Accounting policies (continued)

Accounting convention

     The accounts are prepared under the historical cost convention, except as explained under inventory valuation. Accounts prepared on this basis show the profits available to shareholders and are the most appropriate basis for presentation of the Group's balance sheet. Profit or loss determined under the historical cost convention includes inventory holding gains or losses and, as a consequence, does not necessarily reflect underlying trading results.

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

     Inventory held for trading purposes is marked-to-market and any gains or losses are recognized in the income statement rather than the statement of total recognized gains and losses. The directors consider that the nature of the Group's trading activity is such that, in order for the accounts to show a true and fair view of the state of affairs of the Group and the results for the year, it is necessary to depart from the requirements of Schedule 4 to the Companies Act 1985. Had the treatment in Schedule 4 been followed, the profit and loss account reserve would have been reduced by $209 million (2001 $84 million) and a revaluation reserve established and increased accordingly.

Revenue recognition

     Revenues associated with the sale of oil, natural gas liquids, LNG, petroleum and chemical products and all other items are recognized when the title passes to the customer. Generally, revenues from the production of natural gas and oil properties in which the Group has an interest with other producers are recognized on the basis of the Group's working interest in those properties (the entitlement method). Differences between the production sold and the Group's share of production are not significant.

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

                           BP p.l.c. AND SUBSIDIARIES

Note 1 -- Accounting policies (continued)

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

     The Group accounts for derivatives using the following methods:

     Fair value method: Derivatives are carried on the balance sheet at fair value ('marked-to-market') with changes in that value recognized in earnings of the period. This method is used for all derivatives which are held for trading purposes. Interest rate contracts traded by the Group include futures, swaps, options and swaptions. Foreign exchange contracts traded include forwards and options. Oil and natural gas price contracts traded include swaps, options and futures.

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

                           BP p.l.c. AND SUBSIDIARIES

Note 1 -- Accounting policies (continued)

Tangible assets

     The initial cost of a tangible fixed asset comprises its purchase or construction cost and any cost directly attributable to bringing it into working condition for its intended use. Capitalization of directly attributed costs ceases when the physical construction of the tangible asset is complete. Any subsequent expenditure that enhances an asset's operating performance or replaces a fully depreciated component of an asset is capitalized.

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

                           BP p.l.c. AND SUBSIDIARIES

Note 1 -- Accounting policies (continued)

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

Leases

     Assets held under leases which result in Group companies receiving substantially all risks and rewards of ownership (finance leases) are capitalized as tangible fixed assets at the estimated present value of underlying lease payments. The corresponding finance lease obligation is included within finance debt. Rentals under operating leases are charged against income as incurred.

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

                           BP p.l.c. AND SUBSIDIARIES

Note 1 -- Accounting policies (concluded)

Deferred taxation

     Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less, tax in the future. In particular:

     -- Provision is made for tax on gains arising from the disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the replacement assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

     -- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, joint ventures and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

     Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

     Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Discounting

     The unwinding of the discount on provisions is included within interest expense. Any change in the amount recognized for environmental and other provisions arising through changes in discount rates is included within interest expense.

Comparative figures

     Information for 2001 and 2000 has been restated to reflect the transfer of the solar, renewables and alternative fuels activities from Other businesses and corporate to Gas, Power and Renewables. In addition, certain prior year figures have been restated to conform with the 2002 presentation.

Note 2 -- Turnover

                                                                         Years ended December 31,
                                                                    --------------------------------
                                                                       2002         2001         2000
                                                                   --------     --------    ---------
                                                                               ($ million)

Sales and operating revenue....................................     222,231      208,299      168,709
Customs duties and sales taxes.................................      43,510       34,081       20,647
                                                                   --------     --------    ---------
                                                                    178,721      174,218      148,062
                                                                   ========     ========    =========

                           BP p.l.c. AND SUBSIDIARIES

Note 3 -- Production taxes

                                                                         Years ended December 31,
                                                                    --------------------------------
                                                                       2002         2001         2000
                                                                   --------     --------    ---------
                                                                               ($ million)

UK petroleum revenue tax.......................................         309          600          707
Overseas production taxes......................................         965        1,089        1,354
                                                                   --------     --------    ---------
                                                                      1,274        1,689        2,061
                                                                   ========     ========    =========

Note 4 -- Distribution and administration expenses

                                                                        Years ended December 31,
                                                                   --------------------------------
                                                                      2002         2001         2000
                                                                  --------     --------    ---------
                                                                               ($ million)

Distribution................................................        11,431        9,852        7,514
Administration..............................................         1,201        1,066        1,817
                                                                  --------     --------    ---------
                                                                    12,632       10,918        9,331
                                                                  ========     ========    =========

     Distribution and administration expenses for 2002 include Veba from February 1. The expenses for 2002 and 2001 include Atlantic Richfield Company
(ARCO), Burmah Castrol and the European fuels business for the full year, whereas for 2000 their costs were only included for part of the year, from April 14, July 7, and August 1, respectively.


Note 5 -- Other income

                                                                        Years ended December 31,
                                                                   --------------------------------
                                                                      2002         2001         2000
                                                                  --------     --------    ---------
                                                                              ($ million)

Income from other fixed asset investments.......................       139          208          202
Other interest and miscellaneous income.........................       502          486          603
                                                                  --------     --------    ---------
                                                                       641          694          805
                                                                  ========     ========    =========
Income from investments publicly traded included above..........        58           32            8
                                                                  --------     --------    ---------

                           BP p.l.c. AND SUBSIDIARIES

Note 6 -- Auditors' remuneration

                                                                      Years ended December 31,
                                                        ------------------------------------------------------
                                                              2002               2001               2000
                                                        ----------------   ----------------    ---------------
                                                            UK     Total       UK     Total        UK    Total
                                                        ------    ------   ------    ------    ------   ------
                                                                               ($ million)
Audit fees -- Ernst & Young
  Group audit........................................        6        14        5        13         6       15
  Local statutory audit and quarterly review.........        4        14        3        11         3       13
                                                        ------    ------   ------    ------    ------   ------
                                                            10        28        8        24         9       28
                                                        ======    ======   ======    ======    ======   ======

Fees for other services -- Ernst & Young
  Audit-related services.............................       14        21       20        30        12       19
  Taxation services..................................        4        28        9        28         3       14
  Other services.....................................        2         2       --         1         5       18
                                                        ------    ------   ------    ------    ------   ------
                                                            20        51       29        59        20       51
                                                        ======    ======   ======    ======    ======   ======

     The audit fees payable to Ernst & Young are reviewed by the Audit Committee in the context of other global companies for cost effectiveness. The committee also reviews the nature and extent of non-audit services to ensure that independence is maintained.

     Ernst & Young is selected to provide audit-related services in addition to its statutory audit duties where its expertise and experience of BP are important. The tax services were awarded either through a full competitive tender process or following an assessment of the expertise of Ernst & Young relative to that of other potential service providers. These services are for a fixed term. The other services were awarded on a similar basis.

                           BP p.l.c. AND SUBSIDIARIES

Note 7 -- Exceptional items

     Exceptional items comprise profit (loss) on sale of fixed assets and the sale of businesses or termination of operations, as follows:

                                                                                  Years ended December 31,
                                                                             --------------------------------
                                                                                2002         2001         2000
                                                                            --------     --------    ---------
                                                                                         ($ million)
Profit on sale of businesses or
  termination of operations        -- Group............................          195          182          341
Loss on sale of businesses or
  termination of operations        -- Group............................         (228)        (250)        (209)
                                                                            --------     --------    ---------
                                                                                 (33)         (68)         132
                                                                            --------     --------    ---------
Profit on sale of fixed assets     -- Group............................        2,736          948          535
                                   -- Associated undertakings..........            2           --           --
                                   -- Joint ventures...................           --           --           24
Loss on sale of fixed assets       -- Group............................       (1,537)        (343)        (471)
                                   -- Associated undertakings..........           --           (2)          --
                                                                            --------     --------    ---------
                                                                               1,201          603           88
                                                                            --------     --------    ---------
Exceptional items......................................................        1,168          535          220
Taxation credit (charge):
  Sale of businesses or termination of operations......................           45         (100)         (86)
  Sale of fixed assets.................................................         (170)        (270)         (56)
                                                                            --------     --------    ---------
  Exceptional items (net of tax).......................................        1,043          165           78
                                                                            ========     ========    =========

Sales of businesses or termination of operations

     The profit on the sale of businesses in 2002 relates mainly to the disposal of the Group's retail network in Cyprus and the UK contract energy management business. For 2001 the profit relates to the sale of the Group's interest in Vysis. For 2000 the profit is attributable primarily to the divestment by the Group of its common interest in Altura Energy.

     The loss on sale of businesses or termination of operations for 2002 represents the loss on disposal of the plastic fabrications business, the loss on disposal of the former Burmah Castrol speciality chemicals business Fosroc Construction, the loss on withdrawal from solar thin film manufacturing and the provision for the loss on divestment of the former Burmah Castrol speciality chemicals businesses Sericol and Fosroc Mining. The loss during 2001 arose principally from the sale of the Group's Carbon Fibers business and the write-off of assets following the closure or exit from certain chemicals activities. The loss during 2000 arose from the subvention of bank loans to its paraxylene joint venture in Singapore.

                           BP p.l.c. AND SUBSIDIARIES

Note 7 -- Exceptional items (concluded)

Sale of fixed assets

     The major part of the profit on the sale of fixed assets during 2002 arises from the divestment of the Group's shareholding in Ruhrgas. The other significant elements of the profit for the year are the gain on the redemption of certain preferred limited partnership interests BP retained following the Altura Energy common interest disposal in 2000 in exchange for BP loan notes held by the partnership, the profit on the sale of the Group's interest in the Colonial pipeline in the USA and the profit on the sale of a US downstream electronic payment system. For 2001, the profit on the sale of fixed assets includes the profit from the divestment of the refineries at Mandan, North Dakota, and Salt Lake City, Utah; the Group's interest in the Alliance and certain other pipeline systems in the USA; and BP's interest in the Kashagan discovery in Kazakhstan. For 2000 the profit on sale of fixed assets included the disposal of the Alliance refinery, located in Belle Chasse, Louisiana, the profit from the divestment of a 10% interest in certain exploration and production interests in Trinidad and the profit from the sale of other exploration and production interests, mainly in the UK and USA.

     The major element of the loss on sale of fixed assets in 2002 relates to provisions for losses on sale of exploration and production properties in the USA announced in early 2003. For 2001, the loss on sale of fixed assets arose from a number of transactions. For 2000 the loss relates principally to the divestment by the Group of its interests in the Quiriquire and Guarapiche fields in Venezuela.

     Additional information on the sale of businesses and fixed assets is given in Note 19 -- Disposals.

Note 8 -- Interest expense

                                                                      Years ended December 31,
                                                                ----------------------------------
                                                                    2002         2001         2000
                                                                --------     --------    ---------
                                                                             ($ million)

Bank loans and overdrafts..................................          134          119          154
Other loans (a)............................................          852        1,111        1,221
Capital leases.............................................           40           78          107
                                                                --------     --------    ---------
                                                                   1,026        1,308        1,482
Capitalized at 4% (2001 5% and 2000 7%)....................          100           81          119
                                                                --------     --------    ---------
Group......................................................          926        1,227        1,363
Joint ventures.............................................           58           70           78
Associated undertakings....................................           83          135          140
Unwinding of discount on provisions .......................          170          196          189
Change in discount rate for provisions ....................           42           42           --
                                                                --------     --------    ---------
Total charged against profit...............................        1,279        1,670        1,770
                                                                ========     ========    =========

----------

(a) Interest expense includes a charge of $15 million (2001 $62 million and 2000 $111 million) relating to early redemption of debt.

                           BP p.l.c. AND SUBSIDIARIES

Note 9 -- Depreciation and amounts provided

     Included in the income statement under the following headings:

                                                                            Years ended December 31,
                                                                       --------------------------------
                                                                          2002         2001         2000
                                                                      --------     --------    ---------
                                                                                   ($ million)

Depreciation and amortization of goodwill and other intangibles
  Replacement cost of sales..........................................    9,346        7,475        6,480
  Distribution.......................................................      952        1,221          707
  Administration.....................................................       90           94           87
                                                                      --------     --------    ---------
                                                                        10,388        8,790        7,274
Amounts provided against fixed asset investments
  Replacement cost of sales..........................................       13           68          252
                                                                      --------     --------    ---------
                                                                        10,401        8,858        7,526
                                                                      ========     ========    =========
Depreciation of capitalized leased assets included above.............       49           65           79
                                                                      ========     ========    =========

     The 2002 charge for depreciation and amortization of goodwill and other intangibles includes asset write-downs and impairment charges of $1,390 million in total. Exploration and Production recognized a charge of $1,091 million for the impairment of Shearwater in the North Sea, Rhourde El Baguel in Algeria, LL652 and Boqueron in Venezuela, Pagerungan in Indonesia and Badami in Alaska, following full technical reassessments and evaluations of future investment opportunities. In addition, the business took a $94 million write-off in respect of its Gas-to-Liquids plant in Alaska. Chemicals wrote down the value of its Indonesian manufacturing assets by $140 million following a review of immediate prospects and opportunities for future growth in a highly competitive regional market. Gas, Power and Renewables incurred an impairment charge of $30 million in respect of a cogeneration power plant in the UK. Refining and Marketing recognized an impairment charge of $35 million for its retail business in Venezuela.

     The charge for depreciation and amortization of goodwill and other intangibles in 2001 included $175 million for the impairment of the upstream Venezuelan Lake Maracaibo operation.

     For 2000 the charge included $61 million for the write-down of Chemicals and Exploration and Production assets. In addition, for 2000 $181 million was provided against the Group's chemicals investment in Indonesia as a result of the weak business environment in the region.

     In assessing the value in use of potentially impaired assets, a discount rate of 9% has been used. This is the rate used by the Company for investment appraisal.

                           BP p.l.c. AND SUBSIDIARIES

Note 10 -- Rental expense under operating leases

                                                                           Years ended December 31,
                                                                      --------------------------------
                                                                         2002         2001         2000
                                                                     --------     --------    ---------
                                                                                  ($ million)
Minimum rentals:
  Tanker charters................................................         397          393          361
  Plant and machinery............................................         621          530          471
  Land and buildings.............................................         342          355          343
                                                                     --------     --------    ---------
                                                                        1,360        1,278        1,175
Less: Rentals from sub-leases....................................        (166)        (165)        (185)
                                                                     --------     --------    ---------
                                                                        1,194        1,113          990
                                                                     ========     ========    =========


Note 11 -- Research and development

     Expenditure on research and development amounted to $373 million (2001 $385 million and 2000 $434 million).

Note 12 -- Currency exchange gains and losses

     Accounted net foreign currency exchange gain included in the determination of profit for the year amounted to $66 million (2001 $12 million gain and 2000 $30 million gain).

                           BP p.l.c. AND SUBSIDIARIES

Note 13 -- Taxation

Tax on profit on ordinary activities

                                                                         Years ended December 31,
                                                                    --------------------------------
                                                                       2002         2001         2000
                                                                   --------     --------    ---------
                                                                                ($ million)
Current tax:
  UK corporation tax............................................      1,304        1,666        1,505
  Overseas tax relief...........................................       (301)        (678)        (310)
                                                                   --------     --------    ---------
                                                                      1,003          988        1,195
  Overseas......................................................      1,883        3,846        3,704
                                                                   --------     --------    ---------
  Group.........................................................      2,886        4,834        4,899
  Joint ventures................................................         75           94           57
  Associated undertakings.......................................        187          203          128
                                                                   --------     --------    ---------
                                                                      3,148        5,131        5,084

                                                                   --------     --------    ---------
Deferred tax:
  UK ...........................................................        433         (48)           12
  Overseas......................................................        761        1,292        1,552
                                                                   --------     --------    ---------
                                                                      1,194        1,244        1,564
                                                                   --------     --------    ---------
Tax on profit on ordinary activities............................      4,342        6,375        6,648
                                                                   ========     ========    =========

     Included in the charge for the year is a charge of $125 million (2001 $370 million charge and 2000 $142 million charge) relating to exceptional items.


Tax included in statement of total recognised gains and losses

                                                                        Years ended December 31,
                                                                   --------------------------------
                                                                      2002         2001         2000
                                                                  --------     --------    ---------
                                                                              ($ million)
Current tax:
  UK............................................................        57          (12)          --
  Overseas......................................................       (54)          (4)         (57)
                                                                  --------     --------    ---------
                                                                         3          (16)         (57)
                                                                  --------     --------    ---------
Deferred tax:
  UK............................................................       138          (14)          --
  Overseas......................................................         1           --           --
                                                                  --------     --------    ---------
                                                                       139          (14)          --
                                                                  --------     --------    ---------
Tax included in statement of total recognized gains and losses..       142          (30)         (57)
                                                                  ========     ========    =========

                           BP p.l.c. AND SUBSIDIARIES

Note 13 -- Taxation (continued)

Factors affecting current tax charge

     The  following  table  provides  a  reconciliation   of  the  UK  statutory
corporation tax rate to the effective current tax rate of the Group on profit before taxation.

                                                                          Years ended December 31,
                                                                     --------------------------------
                                                                        2002         2001         2000
                                                                    --------     --------    ---------
                                                                                 ($ million)
Analysis of profit before taxation:
  UK...............................................................    2,822        2,333        3,426
  Overseas.........................................................    8,442       10,659       13,431
                                                                    --------     --------    ---------
                                                                      11,264       12,992       16,857
                                                                    ========     ========    =========
Taxation...........................................................    4,342        6,375        6,648
                                                                    ========     ========    =========
Effective tax rate.................................................       39%          49%          39%
                                                                    ========     ========    =========

                                                                          (% of profit before tax)

UK statutory corporation tax rate..................................       30           30           30
Increase (decrease) resulting from:
  UK supplementary and overseas taxes at higher rates..............        9            9            8
  Tax credits......................................................       (3)          (3)          (4)
  No relief for inventory holding losses
    (inventory holding gains not taxed)............................       (2)           3           (1)
  Current year losses unrelieved (prior year losses utilized)......        1            4            2
  Acquisition amortization.........................................        7            6            3
  Other............................................................       (3)          --            1
                                                                    --------     --------    ---------
Effective tax rate.................................................       39           49           39
Current year timing differences....................................      (11)         (10)          (9)
                                                                    --------     --------    ---------
Effective current tax rate.........................................       28           39           30
                                                                    ========     ========    =========

     Current year timing differences arise mainly from the excess of tax depreciation over book depreciation.

Factors that may affect future tax charges

     The Group earns income in many different countries and, on average, pays taxes at rates higher than the UK statutory rate. The overall impact of these higher taxes, which include the supplementary charge of 10% on UK North Sea profits, is subject to changes in enacted tax rates and the country mix of the
Group's income. However, it is not expected to increase or decrease substantially in the near term.

     The  major  component  of  timing   differences  in  the  current  year  is
accelerated tax depreciation. Based on current capital investment plans, the Group expects to continue to be able to claim tax allowances in excess of depreciation in future years at a level similar to the current year.

                           BP p.l.c. AND SUBSIDIARIES

Note 13 -- Taxation (continued)

     The tax charge in 2002 reflected a benefit from 'non-conventional fuel credits' in the USA. Those credits are no longer available after December 31, 2002. The effect of the loss of these credits on the overall tax charge is likely to be offset by benefits from restructuring and planning initiatives.

     The Group's profit before taxation includes inventory holding gains or losses. These gains (or losses) are not taxed (or deductible) in certain jurisdictions in which the Group operates, and therefore give rise to decreases or increases in the effective tax rate. However, over the longer term, significant changes in the tax rate would arise only in the event of a substantial and sustained change in oil prices.

     The Group has around $5.3 billion of carry-forward tax losses in the UK, which would be available to offset against future taxable income. To date, tax assets have been recognized on $840 million of those losses (i.e. to the extent that it is regarded as more likely than not that suitable taxable income will arise). It is unlikely that the Group's effective tax rate will be significantly affected in the near term by utilization of losses not previously recognized as deferred tax assets. Carry-forward losses in other taxing jurisdictions have not been recognized as deferred tax assets, and are unlikely to have a significant effect on the Group's tax rate in future years.

     The impact on the tax rate of acquisition amortization (non-deductible depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions) is unlikely to change in the near term.

                           BP p.l.c. AND SUBSIDIARIES

Note 13 -- Taxation (concluded)

Deferred tax

                                                                                   At December 31,
                                                                                 -------------------
                                                                                    2002         2001
                                                                                 -------      -------
                                                                                      ($ million)
Analysis of provision:
  Depreciation.................................................................. (14,990)     (12,511)
  Other taxable timing differences..............................................  (1,837)      (1,995)
  Petroleum revenue tax.........................................................     567          390
  Decommissioning and other provisions..........................................   2,192        1,993
  Tax credit and loss carry forward.............................................     273          184
  Other deductible timing differences...........................................     281          237
                                                                                 -------      -------
Deferred tax provision.......................................................... (13,514)     (11,702)
                                                                                 =======      =======

of which -- UK..................................................................   2,906        2,071
         -- Overseas............................................................  10,608        9,631
                                                                                 =======      =======

                                                                                           Year ended
                                                                                         December 31,
                                                                                                 2002
                                                                                         ------------
                                                                                           ($ million)
Analysis of movements during the year:
  At January 1..........................................................................       11,702
  Exchange adjustments..................................................................          477
  Acquisitions..........................................................................            6
  Charge for the year on ordinary activities............................................        1,194
  Charge for the year in the statement of total recognized gains and losses.............          139
  Deletions/transfers...................................................................           (4)
                                                                                               ------
At December 31..........................................................................       13,514
                                                                                               ======

                                                                           Years ended December 31,
                                                                      --------------------------------
                                                                         2002         2001         2000
                                                                     --------     --------    ---------


                                                                                  ($ million)
The charge for deferred tax on ordinary activities:
  Origination and reversal of timing differences....................      839        1,244        1,564
  Effect of the introduction of supplementary UK corporation
    tax of 10% on opening liability.................................      355           --           --
                                                                     --------     --------    ---------
                                                                        1,194        1,244        1,564
                                                                     ========     ========    =========
The charge (credit) for deferred tax in statement of
  total recognized gains and losses:
  Origination and reversal of timing differences....................      139          (14)          --
                                                                     ========     ========    =========

                           BP p.l.c. AND SUBSIDIARIES

Note 14 -- Quarterly results of operations (unaudited)

                                                                                               Profit (loss)
                                                                Historical cost                         per
                                                       Group      profit before       Profit       ordinary
                                                    turnover   interest and tax        (loss)         share
                                                   ---------   ----------------      -------   ------------
                                                                    ($ million)                       (cents)
Year ended December 31, 2002
First quarter................................         36,290              2,422         1,296           5.78
Second quarter...............................         43,655              4,151         2,058           9.18
Third quarter................................         49,054              3,856         2,840          12.67
Fourth quarter...............................         49,722              2,114           651           2.92
                                                   ---------          ---------     ---------      ---------
Total........................................        178,721             12,543         6,845          30.55
                                                   =========          =========     =========      =========
Year ended December 31, 2001
First quarter................................         45,412              5,452         2,830          12.59
Second quarter...............................         48,409              5,156         2,741          12.21
Third quarter................................         43,580              3,509         1,588           7.08
Fourth quarter...............................         36,817                545          (603)         (2.67)
                                                   ---------          ---------     ---------      ---------
Total........................................        174,218             14,662         6,556          29.21
                                                   =========          =========     =========      =========
Year ended December 31, 2000
First quarter................................         27,711              4,336         2,719          14.00
Second quarter...............................         33,158              4,688         2,578          11.56
Third quarter................................         42,631              5,350         3,005          13.34
Fourth quarter...............................         44,562              4,253         1,818           7.87
                                                   ---------          ---------     ---------      ---------
Total........................................        148,062             18,627        10,120          46.77
                                                   =========          =========     =========      =========

Note 15 -- Dividends per ordinary share
                                                              Years ended December 31,
                                      ---------------------------------------------------------------------
                                        2002    2001    2000    2002    2001    2000   2002    2001    2000
                                      ------  ------  ------  ------  ------  ------ ------  ------  ------
                                          (pence per share)       (cents per share)       ($ million)

First quarterly..................      4.051   3.665   3.220    5.75    5.25    5.00  1,290   1,178   1,133
Second quarterly.................      3.875   3.911   3.352    6.00    5.50    5.00  1,346   1,235   1,128
Third quarterly..................      3.897   3.805   3.602    6.00    5.50    5.25  1,340   1,232   1,185
Fourth quarterly.................      3.815   4.055   3.617    6.25    5.75    5.25  1,397   1,288   1,177
                                      ------  ------  ------  ------  ------  ------ ------  ------  ------
                                      15.638  15.436  13.791   24.00   22.00   20.50  5,373   4,933   4,623
                                      ------  ------  ------  ------  ------  ------ ------  ------  ------

                           BP p.l.c. AND SUBSIDIARIES

Note 16 -- Profit per ordinary share

                                                                         Years ended December 31,
                                                                    --------------------------------
                                                                       2002         2001         2000
                                                                   --------     --------    ---------
                                                                             (cents per share)

Basic earnings per share......................................        30.55        29.21        46.77
Diluted earnings per share....................................        30.41        29.04        46.46

     The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders, i.e. profit for the year less preference dividends, related to the weighted average number of ordinary shares outstanding during the year. The profit attributable to ordinary shareholders is $6,843 million (2001 $6,554 million and 2000 $10,118 million). The average number of shares outstanding excludes the shares held by the Employee Share Ownership Plans.

     The calculation of diluted earnings per share is based on profit attributable to ordinary shareholders as for basic earnings per share. However, the number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares. The number of ordinary shares outstanding for basic and diluted earnings per share may be reconciled as follows:

                                                                            Years ended December 31,
                                                                       --------------------------------
                                                                          2002         2001         2000
                                                                      --------     --------    ---------
                                                                                (shares thousand)
Weighted average number of ordinary shares....................      23,397,126   22,435,737   21,638,280
Ordinary shares issuable under employee share schemes.........         107,322      137,988      144,869
                                                                    ----------   ----------  -----------
                                                                    22,504,448   22,573,725   21,783,149
                                                                    ==========   ==========  ===========

     In addition to basic earnings per share based on the historical cost profit for the year, a further measure, based on replacement cost profit before exceptional items, is provided as it is considered that this measure gives an indication of underlying performance.

                                                                           Years ended December 31,
                                                                      --------------------------------
                                                                         2002         2001         2000
                                                                     --------     --------    ---------
                                                                              (cents  per share)

Profit for the year.............................................        30.55        29.21        46.77
Inventory holding (gains) losses................................        (4.93)        8.47        (3.36)
                                                                     --------     --------    ---------
Replacement cost profit for the year............................        25.62        37.68        43.41
Exceptional items (net of tax)..................................        (4.65)       (0.73)       (0.37)
                                                                     --------     --------    ---------
Replacement cost profit before exceptional items................        20.97        36.95        43.04
                                                                     ========     ========    =========

                           BP p.l.c. AND SUBSIDIARIES

Note 17 -- Operating lease commitments

     Annual commitments under operating leases were as follows:

                                                                           December 31,
                                                         -----------------------------------------------
                                                                 2002                      2001
                                                        ----------------------    ----------------------
                                                         Land and                  Land and
                                                        buildings        Other    buildings        Other
                                                        ---------    ---------    ---------    ---------
                                                                            ($ million)

Expiring within: 1 year.................................       80          174           28          313
                 2 to 5 years...........................      166          438          115          306
                 Thereafter.............................      289          188          184          113
                                                          -------      -------      -------      -------
                                                              535          800          327          732
                                                          =======      =======      =======      =======

     The minimum future lease payments (after deducting related rental income from operating sub-leases of $705 million) were as follows:

                                                                                           December 31,
                                                                                                   2002
                                                                                           ------------
                                                                                             ($million)
2003............................................................                                  1,203
2004............................................................                                    975
2005............................................................                                    859
2006............................................................                                    778
2007............................................................                                    643
Thereafter......................................................                                  2,652
                                                                                           ------------
                                                                                                  7,110
                                                                                           ============

                           BP p.l.c. AND SUBSIDIARIES

Note 18 -- Acquisitions

                                                                  2002                             2001        2000
                                         ---------------------------------------------------    -------    --------
                                                         Fair value adjustments
                                                       ------------------------
                                           Book value  Accounting
                                                   on      policy
                                          acquisition   alignment  Revaluations   Fair value  Fair value  Fair value
                                           ----------   ---------  ------------   ----------  ----------  ----------
                                                                         ($ million)
Intangible assets..........................        --          --            --           --         194       2,549
Tangible assets............................     2,562         262         2,121        4,945         841      21,768
Fixed assets-- investments.................       258        (136)           --          122          18       4,085
Businesses held for resale.................       900          --           469        1,369          --       5,926
Current assets (excluding cash)............     2,905         126            --        3,031         428       6,759
Cash at bank and in hand...................     1,118          --            --        1,118          --       1,790
Finance debt...............................    (1,002)         --            --       (1,002)        (55)     (7,942)
Other creditors............................    (3,219)       (175)           --       (3,394)       (214)     (7,193)
Deferred taxation..........................      (101)          5            90           (6)         (3)       (323)
Other provisions...........................      (836)          3          (274)      (1,107)       (171)     (3,254)
Net investment in equity accounted entities
  transferred to full consolidation........      (191)         --            --         (191)       (170)         --
                                             --------    --------      --------     --------    --------    --------
Net assets acquired........................     2,394          85         2,406        4,885         868      24,165
                                             --------    --------      --------
Minority interests.........................                                           (2,201)         --      (1,840)
Goodwill...................................                                              342          48      11,669
                                                                                    --------    --------    --------
Consideration..............................                                            3,026         916      33,994
                                                                                    ========    ========    ========

Acquisitions in 2002

     During the year BP acquired the whole of Veba Oil (Veba) from E.ON in two stages. Veba owns Aral, Germany's biggest fuels retailer. In February BP paid $1,072 million to subscribe for new shares issued by Veba and acquired $1,520 million of outstanding loans from E.ON to Veba in return for a 51% interest in and operational control of Veba. In addition, there were acquisition expenses of $30 million. Subsequently, on June 30, BP paid E.ON a further $2,386 million to acquire the remaining 49% of Veba. There were further acquisition expenses of $30 million. The total consideration of $5,038 million is subject to final closing adjustments. Other transactions in 2002 included buying our co-venturers' 15% interest in the ARCO polypropylene joint venture and acquiring the 51% BP did not own in certain Chinese LPG ventures. All these business combinations have been accounted for using the acquisition method of accounting. The assets and liabilities acquired as part of the 2002 acquisitions are shown in the above table in aggregate. The identifiable assets and liabilities of Veba were not revalued on the acquisition of the 49% minority interest in June, as the difference between the fair values and the carrying amounts of the assets and liabilities was not material. Additional goodwill of $203 million was recognized on the acquisition of the minority interest in Veba.

     Fair values: The methods and assumptions used in estimating the fair values of assets and liabilities acquired are set out in the following paragraphs.

     Tangible assets: The fair value of refineries has been estimated by using earnings multiples derived from other similar transactions. The fair value of other tangible assets has been estimated by determining the net present value of future cash flows.

     Net assets of businesses held for resale: The fair value of the net assets reflects the sales proceeds, less attributable taxation.

                           BP p.l.c. AND SUBSIDIARIES

Note 18 -- Acquisitions (continued)

     Finance debt: The debt acquired was floating rate debt and had maturity dates of less than one year, so fair value approximates book value.

     Other   provisions:   Liabilities  for  pensions  have  been  estimated  by
independent actuaries.

     The fair values of other assets and liabilities acquired approximate their book value.

     Accounting policy alignment: The accounting policy alignment adjustments represent the adjustments necessary to restate the balance sheets of the acquired entities to conform with BP's accounting policies under UK GAAP. The principal adjustments are set out below.

     Fixed assets -- Investments: Interests in certain refinery joint ventures were equity accounted by Veba. Under UK GAAP these interests are accounted for as joint arrangements that are not entities.

     Current assets: The basis of inventory valuation has been changed from last-in first-out to first-in first-out.

     Pro forma effects as required by US GAAP are not presented as they would not materially change reported consolidated results of operations.

Acquisitions in 2001

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

Acquisitions in 2000

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

                           BP p.l.c. AND SUBSIDIARIES

Note 18 -- Acquisitions (concluded)

     The fair values of the assets and liabilities of ARCO included in the accounts for the year ended December 31, 2000 have been subject to further investigation and review during 2001, as permitted by Financial Reporting Standard No. 7 'Fair Values in Acquisition Accounting'. The revisions to the previously reported fair values are set out below.

                                                                 Fair value
                                                              as previously                     Final
                                                                   reported    Revisions   fair value
                                                                -----------      -------      -------
                                                                             ($ million)

Intangible assets.............................................        2,549           --        2,549
Tangible assets...............................................       19,829         (911)      18,918
Fixed assets-- investments....................................        3,005           --        3,005
Net assets of businesses held for resale......................        5,290           --        5,290
Current assets (excluding cash)...............................        3,668           --        3,668
Cash at bank and in hand......................................          994           --          994
Finance debt..................................................       (6,796)          --       (6,796)
Other creditors...............................................       (3,475)         814       (2,661)
Deferred taxation.............................................         (323)          --         (323)
Other provisions..............................................       (3,009)          --       (3,009)
                                                                    -------      -------      -------
Net assets acquired...........................................       21,732          (97)      21,635
Minority interests............................................       (1,595)          --       (1,595)
Goodwill......................................................        7,369           97        7,466
                                                                    -------      -------      -------
Consideration.................................................       27,506           --       27,506
                                                                    =======      =======      =======

     Tangible assets: The fair value attributed to certain exploration and production assets has been revised following further technical studies.

     Other creditors: Liabilities for taxation have been revised following a review of outstanding liabilities.

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

                           BP p.l.c. AND SUBSIDIARIES

Note 19-- Disposals

     As part of the strategy to upgrade the quality of its asset portfolio, the Group has an active programme to dispose of non-strategic assets. In the normal course of business in any particular year, the group may sell interests in exploration and production properties, service stations and pipeline interests as well as non-core businesses.

     Divestments in 2002. During the year, BP made a number of asset or business disposals.

     The major asset transactions during the year included the sale of the Group's shareholding in Ruhrgas, the sale of a US downstream electronic payment system, the Group's interest in the Colonial pipeline in the USA, the refinery at Yorktown, Virginia, and the redemption of certain preferred partnership interests BP retained following the disposal in 2000 of the Altura Energy common interest in exchange for BP loan notes held by the partnership. The Group entered into sale and leaseback transactions for certain chemicals manufacturing facilities in the UK, a solar manufacturing facility in Spain and an LNG tanker.


     In addition BP sold two-thirds of its interest in the European ethylene pipeline company, ARG, in accordance with EU Commission requirements in relation to the Veba acquisition.

     BP closed its polypropylene  production  facility at Cedar Bayou,  Texas, a
high  density   polyethylene   unit  at  Deer  Park,  Texas,  and  one  of  four
polypropylene units at Chocolate Bayou, Texas.

     BP sold its plastic fabrications business, Fosroc Construction, its UK contract energy management business and its downstream retail businesses in Cyprus and Japan. The Group also announced its withdrawal from solar thin film manufacturing.

     Divestments in 2001. The major transactions in 2001 included the sale of the Group's interest in the Kashagan discovery in Kazakhstan; the divestment of the refineries at Mandan, North Dakota, and Salt Lake City, Utah; the sale of interests in the Alliance and certain other pipeline systems in the USA; and the disposal of the Group's majority interest in Vysis.

     At December 31, 2000, the Foseco, Fosroc Construction, Fosroc Mining and Sericol speciality chemicals businesses that were acquired as part of the Burmah Castrol acquisition were categorized as businesses held for resale. Foseco was sold in July 2001. Fosroc Construction was sold in late 2002 and the sales of the remaining two businesses were announced in January 2003. These three businesses were consolidated from July 1, 2001 until their disposal.

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

     Divestments in 2000. As a condition of the acquisition of Atlantic Richfield Company (ARCO) in 2000 BP was required to divest ARCO's Alaskan businesses and certain pipeline interests in the Lower 48. These operations were sold for aggregate proceeds of $6,803 million. No profit or loss arose on these disposals.

     Other major disposals during 2000 were the sale of the Group's common interest in Altura Energy; the sale of the Alliance refinery; the divestment of exploration and production interests in Trinidad, the UK, USA and Venezuela; and the sale of the Southern Company Energy Marketing.

                           BP p.l.c. AND SUBSIDIARIES

Note 19 -- Disposals (concluded)

     Total proceeds received for disposals represent the following amounts shown in the cash flow statement:

                                                                              Years ended December 31,
                                                                         --------------------------------
                                                                            2002         2001         2000
                                                                        --------     --------    ---------
                                                                                     ($ million)

Proceeds from the sale of businesses...............................        1,974          538        8,333
Proceeds from the sale of fixed assets.............................        2,470        2,365        3,029
Proceeds from the sale of investment in Ruhrgas....................        2,338           --           --
                                                                        --------     --------    ---------
                                                                           6,782        2,903       11,362
                                                                        ========     ========    =========


                                                                              Years ended December 31,
                                                                         --------------------------------
                                                                            2002         2001         2000
                                                                        --------     --------    ---------
The disposals comprise the following:                                                ($ million)

Intangible assets..................................................          205          183          458
Tangible assets (a)................................................        2,545        1,481        3,224
Fixed asset -- investments.........................................        1,769          898          673
Net assets of businesses held for resale...........................        1,369          307        5,290
Finance debt.......................................................       (1,135)          --           --
Current assets less current liabilities............................          533         (145)         919
Other provisions...................................................         (109)        (112)         631
                                                                        --------     --------    ---------
                                                                           5,177        2,612       11,195
Profit (loss) on sale of businesses or termination of operations...          (33)         (68)         132
Profit (loss) on sale of fixed assets..............................        1,199          605           64
                                                                        --------     --------    ---------
Total consideration................................................        6,343        3,149       11,391
Decrease (increase) in amounts receivable from disposals...........          439         (246)         (29)
                                                                        --------     --------    ---------
Net cash inflow....................................................        6,782        2,903       11,362
                                                                        ========     ========    =========

---------------

(a)  Includes provision for loss on disposal of $1,204 million.

                           BP p.l.c. AND SUBSIDIARIES

Note 20 -- Intangible assets

                                                            Exploration                     Other
                                                            expenditure     Goodwill  intangibles        Total
                                                             ----------   ----------   ----------   ----------
                                                                               ($ million)
Cost
At January 1, 2002........................................        6,114       11,991          805       18,910
Prior year adjustment - change in accounting policy.......           --        1,081           --        1,081
                                                               --------     --------     --------     --------
Restated..................................................        6,114       13,072          805       19,991
Exchange adjustments......................................           53          544           28          625
Acquisitions..............................................           --          342           --          342
Additions.................................................          886          203           92        1,181
Transfers.................................................       (1,138)          --           --       (1,138)
Deletions.................................................         (285)        (124)        (118)        (527)
                                                               --------     --------     --------     --------
At December 31, 2002......................................        5,630       14,037          807       20,474
                                                               ========     ========     ========     ========

Depreciation
At January 1, 2002........................................          780        2,020          517        3,317
Prior year adjustment - change in accounting policy.......           --          185           --          185
                                                               --------     --------     --------     --------
Restated..................................................          780        2,205          517        3,502
Exchange adjustments......................................           11          105           21          137
Charge for the year.......................................          385        1,302          169        1,856
Transfers.................................................         (265)          --           --         (265)
Deletions.................................................         (225)         (13)         (84)        (322)
                                                               --------     --------     --------     --------
At December 31, 2002......................................          686        3,599          623        4,908
                                                               ========     ========     ========     ========

Net book amount
At December 31, 2002......................................        4,944       10,438          184       15,566
At December 31, 2001......................................        5,334       10,867          288       16,489
                                                               ========     ========     ========     ========

                           BP p.l.c. AND SUBSIDIARIES

Note 21 -- Tangible assets

     Property, plant and equipment:

                                                  Gas                             Other                  of which:
                               Exploration      Power    Refining            businesses                    Assets
                                       and        and         and                   and                     under
                                Production Renewables   Marketing  Chemicals  corporate       Total  construction
                                ---------- ----------  ---------- ---------- ----------  ----------  ------------
                                                                   ($ million)
Cost
At January 1, 2002.............     98,012      2,293      29,756     15,790      2,204     148,055         8,326
Exchange adjustments...........      4,014         64       2,249      1,021         82       7,430           287
Acquisitions...................         59         --       4,331        555         --       4,945            51
Additions......................      8,204        287       2,598        668        209      11,966         8,849
Transfers......................      1,636         --        (339)       (81)        --       1,216        (4,819)
Deletions......................     (1,213)      (300)     (1,747)      (899)      (291)     (4,450)         (567)
                                   -------    -------     -------    -------    -------     -------       -------
At December 31, 2002...........    110,712      2,344      36,848     17,054      2,204     169,162        12,127
                                   =======    =======     =======    =======    =======     =======       =======

Depreciation
At January 1, 2002.............     49,742        649      12,853      6,548        853      70,645
Exchange adjustments...........      2,326          8         837        360         21       3,552
Charge for the year............      6,110        111       1,914        709         73       8,917
Provision for loss on disposal.      1,187         --          --         17         --       1,204
Transfers......................        265         --           6         --         --         271
Deletions......................     (1,122)       (24)     (1,195)      (660)      (108)     (3,109)
                                   -------    -------     -------    -------    -------     -------
At December 31, 2002...........     58,508        744      14,415      6,974        839      81,480
                                   =======    =======     =======    =======    =======     =======

Net book amount
At December 31, 2002...........     52,204      1,600      22,433     10,080      1,365      87,682        12,127
At December 31, 2001...........     48,270      1,644      16,903      9,242      1,351      77,410         8,326
                                   =======    =======     =======    =======    =======     =======       =======

     Assets held under capital leases, capitalized interest and land at net book amount included above:


                                                Leased assets                      Capitalized interest
                                    -----------------------------------     -----------------------------------
                                        Cost  Depreciation          Net         Cost  Depreciation          Net
                                    --------   -----------     --------     --------   -----------     --------
                                               ($ million)                            ($ million)
At December 31, 2002................   1,694           904          790        3,329         1,617        1,712
At December 31, 2001................   1,517           837          680        3,018         1,480        1,538
                                     =======       =======      =======      =======       =======      =======

                                                                                            Leasehold land
                                                                                     --------------------------
                                                                                     Over 50 years
                                                                     Freehold land       unexpired        Other
                                                                     -------------   -------------   ----------
                                                                                      ($ million)

At December 31, 2002........................................                 2,919              48          171
At December 31, 2001........................................                 2,279             211          170
                                                                           =======         =======      =======

                           BP p.l.c. AND SUBSIDIARIES

Note 22 -- Fixed assets -- investments


                             Joint ventures   Associated undertakings
                      ---------------------   -----------------------
                       Net assets               Net assets             Other      Own          Listed
                     (liabilities)    Loans   (liabilities)    Loans   Loans   shares(a)  investments(b)  Other(c)   Total
                      -----------    ------    -----------     -----   -----   ------     -----------     ------     ------
                                                               ($ million)
Cost
At January 1, 2002......... 2,722     1,139         4,806      1,280     181      266           1,287       998     12,679
Prior year adjustment -
  change in accounting
  policy...................    --        --           (84)        --      --       --              --        --        (84)
                           ------    ------        ------     ------  ------   ------          ------    ------     ------
Restated................... 2,722     1,139         4,722      1,280     181      266           1,287       998     12,595
Exchange adjustments.......   (16)       17            89         48      16       19             142         9        324
Additions and net
  movements in
  joint ventures...........   182       178           898         62      43       18               3         3      1,387
Acquisitions...............    --        --             2          1      23       --              72        24        122
Transfers..................  (112)      (79)         (243)       (77)    (14)      --             105      (746)    (1,166)
Deletions..................    --        --        (1,453)       (53)    (92)    (144)             --       (31)    (1,773)
                           ------    ------        ------     ------  ------   ------          ------    ------     ------
At December 31, 2002....... 2,776     1,255         4,015      1,261     157      159           1,609       257     11,489
                           ======    ======        ======     ======  ======   ======          ======    ======     ======

Amounts provided
At January 1, 2002.........    --        --           218        351      19       --              --        44        632
Exchange adjustments.......    --        --             5         31      --       --              --         1         37
Provided in the year.......    --        --            --         49      --       --              --       (36)        13
Transfers..................    --        --            --         --      --       --              --        --         --
Deletions..................    --        --            (4)        --      --       --              --        --         (4)
                           ------    ------        ------     ------  ------   ------          ------    ------     ------
At December 31, 2002.......    --        --           219        431      19       --              --         9        678
                           ======    ======        ======     ======  ======   ======          ======    ======     ======

Net book amount
At December 31, 2002....... 2,776     1,255         3,796        830     138      159           1,609       248     10,811
At December 31, 2001....... 2,722     1,139         4,504        929     162      266           1,287       954     11,963
                           ======    ======        ======     ======  ======   ======          ======    ======     ======

----------

(a) Own shares are held in Employee Share Ownership Plans (ESOPs) to meet the future requirements of the employee share plans (see Note 35) and prior to award under the Long Term Performance Plan (see Note 36). At December 31, 2002 the ESOPs held 18,673,675 shares (34,005,910 shares at December 31,
     2001) for the employee share schemes and 3,901,317 shares (7,673,056 shares at December 31, 2001) for the Long Term Performance Plan. The market value of these shares at December 31, 2002 was $154 million ($323 million at December 31, 2001).

(b) The market value of listed investments at December 31, 2002 was $1,661 million ($1,284 million at December 31, 2001).

(c)  Other investments are not publicly traded.

                           BP p.l.c. AND SUBSIDIARIES

Note 23 -- Inventories

                                                                             At December 31,
                                                                          -------------------
                                                                             2002         2001
                                                                          -------      -------
                                                                               ($ million)

Petroleum.......................................................            7,647        5,176
Chemicals.......................................................              966          953
Other...........................................................              675          568
                                                                           ------       ------
                                                                            9,288        6,697
Stores..........................................................              893          934
                                                                           ------       ------
                                                                           10,181        7,631
                                                                           ======       ======
Replacement cost................................................           10,610        7,686
                                                                           ======       ======

Note 24 -- Receivables

                                                    December 31, 2002       December 31, 2001
                                                   ------------------       -----------------
                                                   Within        After       Within      After
                                                   1 year       1 year(a)    1 year     1 year(a)
                                                   ------       ------       ------      ------
                                                                    ($ million)

Trade receivables..........................        18,798           --       15,436         --
                                                   ======       ======       ======     ======

Other receivables:
  Joint ventures...........................            70           --           32         --
  Associated undertakings..................           282           96          236         49
  Prepayments and accrued income...........         2,716        1,771        2,143        789
  Taxation recoverable.....................            94            9          335          8
  Pension prepayment.......................            --        3,899           --      3,417
  Other....................................         4,945          470        3,806        418
                                                   ------       ------       ------     ------
                                                    8,107        6,245        6,552      4,681
                                                   ======       ======       ======     ======

     Provisions for doubtful debts deducted from Trade receivables amounted to $445 million ($290 million at December 31, 2001).

----------

(a) See Note 50 -- US generally accepted accounting principles.

Note 25 -- Current assets -- investments

                                                                          At December 31,
                                                                       -------------------
                                                                          2002         2001
                                                                       -------      -------
                                                                            ($ million)

Publicly traded -- UK........................................               32           49
                -- Foreign...................................               29           30
                                                                        ------       ------
                                                                            61           79
Not publicly traded..........................................              154          371
                                                                        ------       ------
                                                                           215          450
                                                                        ======       ======
Stock exchange value of publicly traded investments..........               61           88
                                                                        ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 26 -- Financial instruments

     The Group co-ordinates certain key activities on a global basis in order to optimize its financial position and performance. These include the management of the currency, maturity and interest rate profile of finance debt, cash, other significant financial risks and relationships with banks and other financial institutions. International oil and natural gas trading and risk management relating to business operations are carried out by the Group's oil and natural gas trading units.

     The main financial risks faced by the Group through its normal business activities are market risk, credit risk and liquidity risk. These risks and the Group's approach to dealing with them are discussed below.

Market risk

     Market risk is the possibility that changes in currency exchange rates, interest rates or oil and natural gas prices will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. Market risks are managed using a range of derivatives. The Group also trades derivatives in conjunction with these risk management activities.

     All derivative activity, whether for risk management or trading, is carried out by specialist teams which have the appropriate skills, experience and supervision. These teams are subject to close financial and management control, meeting generally accepted industry practice and reflecting the principles of the Group of Thirty Global Derivatives Study recommendations. A Trading Risk
Management Committee has oversight of the quality of internal control in the Group's trading units. Independent control functions monitor compliance with BP's policies. The control framework includes prescribed trading limits that are reviewed regularly by senior management, daily monitoring of risk exposure using value-at-risk principles, marking trading exposures to market and stress testing to assess the exposure to potentially extreme market situations.

     For market risk management and trading, conventional exchange-traded derivative instruments such as futures and options are used as well as non-exchange-traded instruments such as swaps, 'over-the-counter' options and forward contracts.

     Where derivatives constitute a hedge, the Group's exposure to market risk created by the derivative is offset by the opposite exposure arising from the asset, liability, cash flow or transaction being hedged. By contrast, where derivatives are held for trading purposes, changes in market risk factors give rise to realized and unrealized gains and losses, which are recognized in earnings in the current period.

     Currency exchange rates: Fluctuations in exchange rates can have significant effects on the Group's reported profit. The effects of most exchange rate fluctuations are absorbed in business operating results through changing cost competitiveness, lags in market adjustment to movements in rates, and conversion differences accounted for on specific transactions. For this reason the total effect of exchange rate fluctuations is not identifiable separately in the Group's reported profit.

                           BP p.l.c. AND SUBSIDIARIES

Note 26 -- Financial instruments (continued)

     The main underlying economic currency of the Group's cash flows is the US dollar. This is because BP's major product, oil, is priced internationally in US dollars. BP's foreign exchange management policy is to minimize economic and significant transactional exposures arising from currency movements against the US dollar. The Group co-ordinates the handling of foreign exchange risks centrally, by netting off naturally occurring opposite exposures wherever possible, to reduce the risks, and then dealing with any material residual foreign exchange risks. Significant residual non-dollar exposures are managed using a range of derivatives.

     In addition, most Group borrowings are in US dollars or are hedged with respect to the US dollar.

     Interest rates: The Group is exposed to interest rate risk on short- and long-term floating rate instruments and as a result of the refinancing of fixed rate finance debt. Consequently, as well as managing the currency and the maturity of debt, the Group manages interest expense through the balance between generally lower-cost floating rate debt, which has inherently higher risk, and generally more expensive, but lower-risk, fixed rate debt. The Group is exposed predominantly to US dollar LIBOR (London Inter-Bank Offer Rate) interest rates as borrowings are mainly denominated in, or are swapped into, US dollars.

     The Group uses derivatives to manage the balance between fixed and floating rate debt. During 2002, the proportion of floating rate debt was in the range 41-60% of total net debt outstanding.

     Oil and natural gas prices: BP's trading function uses financial and commodity derivatives as part of the overall optimization of the value of the Group's equity oil production and as part of the associated trading of crude oil, products and related instruments. They also use financial and commodity derivatives to manage certain of the Group's exposures to price fluctuations on natural gas transactions.

Credit risk

     Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group's normal commercial operations is controlled by individual operating units within guidelines. In addition, as a result of its use of derivatives, to manage market risk, the Group has credit exposures through its dealings in the financial and specialized oil and natural gas markets. The Group controls the related credit risk through credit approvals, limits, use of netting arrangements and monitoring procedures. Counterparty credit validation, independent of the dealers, is undertaken before contractual commitment.

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

                           BP p.l.c. AND SUBSIDIARIES

Note 26 -- Financial instruments (continued)

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

     At December 31, 2002 the Group had substantial amounts of undrawn borrowing facilities available, including committed facilities of $3,600 million expiring in 2003 ($3,400 million at December 31, 2001 expiring in 2002). These facilities are with a number of international banks and borrowings under them would be at pre-agreed rates. The Group expects to renew these facilities on an annual basis. Certain of these facilities support the Group's commercial paper programme.

Financial instruments

     Financial instruments comprise primary financial instruments (cash, fixed and current asset investments, debtors, creditors, finance debt and provisions) and derivative financial instruments (interest rate contracts, foreign exchange contracts, oil price contracts and natural gas price contracts). Interest rate contracts include futures contracts, swap agreements and options. Foreign exchange contracts include forwards, futures contracts, swap agreements and options. Oil and natural gas price contracts are those that require settlement in cash and include futures contracts, swap agreements and options. Oil and natural gas price contracts that require physical delivery are not financial instruments. However, if it is normal market practice for a particular type of oil and natural gas contract, despite having contract terms that require settlement by delivery, to be extinguished other than by physical delivery (e.g. by cash payment) it is called a cash-settled commodity contract. Contracts of this type are included with derivatives in the disclosures in Notes 27 and 28.

     With the exception of the table of currency exposures shown on page F-41, short-term debtors and creditors that arise directly from the group's operations have been excluded from the disclosures contained in this note, as permitted by Financial Reporting Standard No. 13 'Derivatives and Other Financial
Instruments: Disclosures'.

Maturity profile of financial liabilities

     The profile of the maturity of the financial liabilities included in the Group's balance sheet is shown in the table below.


                                            December 31, 2002                     December 31, 2001
                                -------------------------------------   ------------------------------------
                                                   Other                                  Other
                                   Finance     financial                   Finance    financial
                                      debt   liabilities        Total         debt  liabilities        Total
                                ----------   -----------   ----------   ----------  -----------   ----------
                                                                 ($ million)

Due within: 1 year...........       10,086            --       10,086        9,090           --        9,090
            1 to 2 years.....          913           597        1,510        1,460          699        2,159
            2 to 5 years.....        5,083           332        5,415        2,858          798        3,656
            Thereafter.......        5,926         2,218        8,144        8,009        1,278        9,287
                                 ---------     ---------    ---------    ---------    ---------    ---------
                                    22,008         3,147       25,155       21,417        2,775       24,192
                                 =========     =========    =========    =========    =========    =========

                           BP p.l.c. AND SUBSIDIARIES

Note 26 -- Financial instruments (continued)

Interest rate and currency of financial liabilities

     The interest rate and currency profile of the financial liabilities of the Group, at December 31, after taking into account the effect of interest rate swaps, currency swaps and forward contracts, is set out below.

                                   Fixed rate                    Floating rate           Interest free
                    --------------------------------------   ----------------------  ---------------------
                                        Weighted                                         Weighted
                         Weighted   average time                  Weighted           average time
                          average      for which                   average                  until
                    interest rate  rate is fixed    Amount   interest rate    Amount     maturity   Amount     Total
                    -------------  -------------    ------   -------------    ------ ------------   ------     -----
                               (%)        (Years)($ million)            (%) ($ million)    (Years)($ million)($ million)
At December 31, 2002
Finance debt
  US dollar............         7             7     7,818                2    13,287           --       --    21,105
  Sterling.............        --            --        --                4       103           --       --       103
  Other currencies.....         7            11       317                5       483           --       --       800
                                                  -------                    -------               -------   -------
                                                    8,135                     13,873                    --    22,008
                                                  -------                    -------               -------   -------
Other financial liabilities
  US dollar............         6            6        392                8       776           5     1,205     2,373
  Sterling.............        --           --         --               --        --           6       171       171
  Other currencies.....        --           --         --               --        --           2       603       603
                                                  -------                    -------               -------   -------
                                                      392                        776                 1,979     3,147
                                                  -------                    -------               -------   -------
Total                                               8,527                     14,649                 1,979    25,155
                                                  =======                    =======               =======   =======
At December 31, 2001
Finance debt
  US dollar............         7            8     11,603                2     9,365          --        --    20,968
  Sterling.............        --           --         --                4       133          --        --       133
  Other currencies.....        10           29        122                6       194          --        --       316
                                                  -------                    -------               -------   -------
                                                   11,725                      9,692                    --    21,417
                                                  -------                    -------               -------   -------
Other financial liabilities
  US dollar............        10            6         21                8       778           4     1,528     2,327
  Sterling.............        --           --         --               --        --           3       114       114
  Other currencies.....        --           --         --               --        --           2       334       334
                                                  -------                    -------               -------   -------
                                                       21                        778                 1,976     2,775
                                                  -------                    -------               -------   -------
Total                                              11,746                     10,470                 1,976    24,192
                                                  =======                    =======               =======   =======

                                                                                                       December 31,
                                                                                                  ------------------
                                                                                                     2002       2001
                                                                                                  -------    -------
                                                                                                      ($ million)
Analysis of the above financial liabilities by balance sheet caption:
Current liabilities-- falling due within one year
-- Finance debt.................................................................                   10,086      9,090
Noncurrent liabilities
-- Finance debt.................................................................                   11,922     12,327
-- Accounts payable and accrued liabilities.....................................                    1,953      1,673
Provisions for liabilities and charges
-- Other provisions.............................................................                    1,194      1,102
                                                                                                  -------    -------
                                                                                                   25,155     24,192
                                                                                                  =======    =======

                           BP p.l.c. AND SUBSIDIARIES

Note 26 -- Financial instruments (continued)

     The other financial liabilities comprise various accruals, sundry creditors and provisions relating to the Group's normal commercial operations, with payment dates spread over a number of years.

     The Group aims for a balance between floating and fixed interest rates and, in 2002, the proportion of floating rate debt was in the range 41-60% of total net debt outstanding. Aside from debt issued in the US municipal bond markets, interest rates on floating rate debt denominated in US dollars are linked principally to London Inter-Bank Offer Rate (LIBOR), while rates on debt in other currencies are based on local market equivalents. The Group monitors interest rate risk using a process of sensitivity analysis. Assuming no changes to the finance debt and hedges described above, it is estimated that a change of 1% in the general level of interest rates on January 1, 2003 would change 2003 profit before tax by approximately $130 million.

     Interest rate swaps and futures are used by the Group to modify the interest characteristics of its long-term finance debt from a fixed to a floating rate basis or vice versa. The following table indicates the types of instruments used and their weighted average interest rates as at December 31.

                                                                              December 31,
                                                                         ----------------------
                                                                          2002             2001
                                                                         -----            -----
                                                                     ($ million except percentages)


Receive fixed rate swaps-- notional amount.......................        3,789              999
Average receive fixed rate ......................................          5.0%             5.6%
Average pay floating rate........................................          1.5%             2.3%
Pay fixed rate swaps-- notional amount...........................        2,169            2,914
Average pay fixed rate...........................................          6.6%             6.6%
Average receive floating rate....................................          1.5%             2.3%
Futures contracts -- notional amount.............................           --              760
Average pay fixed rate...........................................           --              2.7%

Currency exchange rate risk

     The monetary assets and monetary liabilities of the Group in currencies other than in the functional currency of individual operating units are summarized below. These currency exposures arise from normal trading activities. As at December 31, 2002 and 2001, these exposures were as shown below.

                                                       Net foreign currency monetary assets (liabilities)
                                                 -------------------------------------------------------------
                                                 US dollar     Sterling         Euro        Other        Total
                                                 ---------     --------     --------     --------     --------
                                                                         ($ million)
At December 31, 2002
US dollar........................................       --          323            2          301          626
Sterling.........................................      412           --          409          (33)         788
Other............................................     (717)         (10)        (194)         (49)        (970)
                                                  --------     --------     --------     --------     --------
                                                      (305)         313          217          219          444
                                                  ========     ========     ========     ========     ========
At December 31, 2001
US dollar........................................       --         (193)          10          (15)        (198)
Sterling.........................................       69           --          237          182          488
Other............................................     (487)        (241)          (3)         (27)        (758)
                                                  --------     --------     --------     --------     --------
                                                      (418)        (434)         244          140         (468)
                                                  ========     ========     ========     ========     ========

                           BP p.l.c. AND SUBSIDIARIES

Note 26 -- Financial instruments (concluded)

     In accordance with its policy for managing its foreign exchange rate risk, the Group enters into various types of foreign exchange contracts, such as currency swaps, forwards and options. The fair values and carrying amounts of these derivatives are shown in the fair value table in Note 28.

Interest rate and currency of financial assets

     The following table shows the interest rate and currency profile of the Group's material financial assets.


                                   Fixed rate                    Floating rate           Interest free
                    --------------------------------------   ----------------------  ---------------------
                                        Weighted                                         Weighted
                         Weighted   average time                  Weighted           average time
                          average      for which                   average                  until
                    interest rate  rate is fixed    Amount   interest rate    Amount     maturity   Amount     Total
                    -------------  -------------    ------   -------------    ------ ------------   ------     -----
                               (%)        (Years)($ million)            (%) ($ million)    (Years)($ million)($ million)

At December 31, 2002
US dollar.............          3              2       180               1       873           2     1,094      2,147
Sterling..............          7              2        94               5       171           2       235        500
Other currencies......          2              1        34               1       208           1     1,264      1,506
                                                   -------                   -------               -------    -------
                                                       308                     1,252                 2,593      4,153
                                                   =======                   =======               =======    =======

At December 31, 2001
US dollar.............          3              1        92               2       574           2     2,319      2,985
Sterling..............          7              2        81               4        11           2       762        854
Other currencies......          5              1       181               5       264           1       192        637
                                                  -------                    -------               -------    -------
                                                      354                        849                 3,273      4,476
                                                  =======                    =======               =======    =======


                                                                                                December 31,
                                                                                             -----------------
                                                                                               2002       2001
                                                                                            -------    -------

                                                                                                ($ million)
Analysis of the above financial assets by balance sheet caption:
Fixed assets -- investments.....................................................              1,995      2,403
Current assets
-- Receivables -- amounts falling due after more than one year..................                423        265
-- Investments..................................................................                215        450
-- Cash at bank and in hand.....................................................              1,520      1,358
                                                                                            -------    -------
                                                                                              4,153      4,476
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

                           BP p.l.c. AND SUBSIDIARIES

Note 27 -- Derivative financial instruments

     In the normal course of business the group is a party to derivative financial instruments (derivatives) with off balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance sheet floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

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

                                                             Not recognized          Carried forward in the
                                                             in the accounts              balance sheet
                                                        -------------------------     ------------------------
                                                         Gains    Losses    Total     Gains    Losses    Total
                                                       -------   -------  -------   -------   -------  -------
                                                                             ($ million)

Gains and losses at January 1, 2002..................      109      (235)    (126)      113      (327)    (214)
  of which accounted for in income in 2002...........       60       (19)      41        50      (162)    (112)
Gains and losses at December 31, 2002................      526      (450)      76       352       (28)     324
  of which expected to be recognized in income
  in 2003............................................       96       (51)      45       200       (14)     186

Gains and losses at January 1, 2001..................      303      (302)       1        56      (443)    (387)
  of which accounted for in income in 2001...........      203      (154)      49        22      (194)    (172)
Gains and losses at December 31, 2001................      109      (235)    (126)      113      (327)    (214)
  of which expected to be recognized in income
  in 2002............................................       60       (19)      41        50      (162)    (112)

Trading activities

     The Group maintains active trading positions in a variety of derivatives. This activity is undertaken in conjunction with risk management activities. Derivatives held for trading purposes are marked-to-market and any gain or loss recognized in the income statement. For traded derivatives, many positions have been neutralized, with trading initiatives being concluded by taking opposite positions to fix a gain or loss, thereby achieving a zero net market risk.

                           BP p.l.c. AND SUBSIDIARIES

Note 27 -- Derivative financial instruments (continued)

     The following table shows the fair value at December 31, of derivatives and other financial instruments held for trading purposes. The fair values at the year end are not materially unrepresentative of the position throughout the year.

                                                                                December 31,
                                                             -------------------------------------------------
                                                                       2002                      2001
                                                             -----------------------   -----------------------
                                                             Fair value   Fair value   Fair value   Fair value
                                                                  asset    liability        asset    liability
                                                             ----------   ----------   ----------   ----------
                                                                                 ($ million)
Interest rate contracts...................................           --           --           --           --
Foreign exchange contracts................................           29          (17)          14          (17)
Oil price contracts.......................................          440         (418)         248         (222)
Natural gas price contracts...............................        1,112         (955)         799         (787)
                                                               --------     --------     --------     --------
                                                                  1,581       (1,390)       1,061       (1,026)
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

     The Group calculates value at risk on all instruments that are held for trading purposes and that therefore give an exposure to market risk. The value-at-risk model takes account of derivative financial instruments such as interest rate forward and futures contracts, swap agreements, options and swaptions, foreign exchange forward and futures contracts, swap agreements and options and oil price futures, swap agreements and options. Financial assets and liabilities and physical crude oil and refined products that are treated as trading positions are also included in these calculations. The value-at-risk calculation for oil and natural gas price exposure also includes cash-settled commodity contracts such as forward contracts.

     The following table shows values at risk for trading activities.

                                                               Years ended December 31,
                                    --------------------------------------------------------------------------
                                                     2002                                   2001
                                    ------------------------------------ -------------------------------------
                                       High      Low   Average  Year end     High       Low   Average Year end
                                    -------  -------   -------   -------  -------   -------   -------  -------
                                                                    ($million)

Interest rate trading..........          --       --        --        --        1        --        --       --
Foreign exchange trading.......           2       --         1        --        3        --         1       --
Oil price trading..............          34       14        23        19       29        10        18       17
Natural gas price trading......          18        1         6         9       21         4        10        9


                           BP p.l.c. AND SUBSIDIARIES

Note 27 -- Derivative financial instruments (concluded)

     The presentation of trading results shown in the table below includes certain activities of BP's trading function which involves the use of derivative financial instruments in conjunction with physical and paper trading of oil and natural gas. It is considered that a more comprehensive representation of the Group's oil and natural gas price trading activities is given by aggregating the gain or loss on such derivatives together with the gain or loss arising from the physical and paper trades to which they relate, representing the net result of the trading portfolio.

                                                                   Years ended December 31,
                                                                   ----------------------
                                                                      2002           2001
                                                                    ------         ------
                                                                  Net gain       Net gain
                                                                    (loss)         (loss)
                                                                    ------         ------
                                                                          ($ million)
Oil price trading.......................................               597            684
Natural gas price trading...............................               199            276
Interest rate trading...................................                --              1
Foreign exchange trading................................                90             81
                                                                    ------         ------
                                                                       886          1,042
                                                                    ======         ======

Note 28 -- Fair values of financial assets and liabilities

     The estimated fair value of the Group's financial instruments is shown in the table below. The table also shows the 'net carrying amount' of the financial asset or liability. This amount represents the net book value, i.e. market value when acquired or later marked-to-market. Interest rate contracts include futures contracts, swap agreements and options. Foreign exchange contracts include forward and futures contracts, swap agreements and options. Oil and natural gas price contracts include futures contracts, swap agreements and options and cash-settled commodity contracts such as forward contracts.

     Short-term debtors and creditors that arise directly from the Group's operations have been excluded from the disclosures contained in this note, as permitted by Financial Reporting Standard No.13 'Derivatives and Other Financial
Instruments: Disclosures'.

                           BP p.l.c. AND SUBSIDIARIES

Note 28 -- Fair values of financial assets and liabilities (continued)

     The fair value and carrying amounts of finance debt shown below exclude the effects of currency swaps, interest rate swaps and forward contracts (which are included for presentation in the balance sheet). Long-term borrowings in the table below include debt that matures in the year from December 31, 2002, whereas in the balance sheet long-term debt of current maturity is reported under amounts falling due within one year. Long-term borrowings also include US Industrial Revenue/Municipal Bonds classified on the balance sheet as repayable within one year.

                                                                              December 31,
                                                 ------------------------------------------------------------------------
                                                                 2002                                2001
                                                 -----------------------------------  -----------------------------------
                                                                        Net carrying                         Net carrying
                                                   Net fair value             amount    Net fair value             amount
                                                 asset (liability)  asset (liability) asset (liability)  asset (liability)
                                                 ----------------   ----------------  ----------------   ----------------
                                                                              ($ million)
Primary financial instruments
Fixed assets -- investments..........................       2,047              1,995             2,400             2,403
Current assets
-- Other receivables-- amounts falling
     due after more than one year....................         423                423               265               265
-- Investments.......................................         215                215               459               450
-- Cash at bank and in hand..........................       1,520              1,520             1,358             1,358
Finance debt
-- Short-term borrowings.............................      (5,504)            (5,504)           (5,185)           (5,185)
-- Long-term borrowings..............................     (15,476)           (14,609)          (14,875)          (14,360)
-- Net obligations under finance leases..............      (2,183)            (2,172)           (1,619)           (1,608)
Noncurrent liabilities
-- Accounts payable and accrued liabilities..........      (1,953)            (1,953)           (1,673)           (1,673)
Provisions for liabilities and charges
-- Other provisions..................................      (1,194)            (1,194)           (1,102)           (1,102)

Derivative financial or commodity instruments
Risk management -- interest rate contracts...........         (63)                --              (139)               --
                -- foreign exchange contracts........         416                277              (251)             (264)
                -- oil price contracts...............           9                  9                --                --
                -- natural gas price contracts.......           5                  5              (259)             (259)
Trading         -- interest rate contracts...........          --                 --                --                --
                -- foreign exchange contracts........          12                 12                (3)               (3)
                -- oil price contracts...............          22                 22                26                26
                -- natural gas price contracts.......         157                157                12                12

                           BP p.l.c. AND SUBSIDIARIES

Note 28 -- Fair values of financial assets and liabilities (concluded)

     The following methods and assumptions were used by the Group in estimating its fair value disclosures for its financial instruments:

     Fixed assets - Investments: The carrying amount reported in the balance sheet for unlisted fixed asset investments approximates their fair value. The fair value of listed fixed asset investments has been determined by reference to market prices.

     Current assets - Other receivables - amounts falling due after more than one year: The fair value of other receivables due after one year is estimated not to be materially different from its carrying value.

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

     Noncurrent liabilities - Accounts payable and accrued liabilities: These liabilities are predominantly interest-free. In view of the short maturities, the reported carrying amount is estimated to approximate the fair value.

     Provisions for liabilities and charges - Other provisions: Where the liability will not be settled for a number of years the amount recognized is the present value of the estimated future expenditure. The carrying amount of provisions thus approximates the fair value.

     Derivative financial instruments and cash-settled commodity contracts: The fair values of the Group's interest rate and foreign exchange contracts are based on pricing models which take into account relevant market data. The fair values of the Group's oil and natural gas price contracts (futures contracts, swap agreements, options and forward contracts) are based on market prices.

                           BP p.l.c. AND SUBSIDIARIES

Note 29 -- Finance debt

                                                          December 31, 2002                 December 31, 2001
                                                     ----------------------------      ---------------------------
                                                     Within      After                 Within      After
                                                     1 year(a)  1 year      Total      1 year(a)  1 year      Total
                                                     ------     ------      -----      ------     ------      -----
                                                                              ($ million)

Bank loans....................................          476        344        820         371        409        780
Other loans...................................        9,526      9,656     19,182       8,647     10,349     18,996
                                                     ------     ------     ------      ------     ------     ------
Total borrowings..............................       10,002     10,000     20,002       9,018     10,758     19,776
Net obligations under capital leases..........           84      1,922      2,006          72      1,569      1,641
                                                     ------     ------     ------      ------     ------     ------
                                                     10,086     11,922     22,008       9,090     12,327     21,417
                                                     ======     ======     ======      ======     ======     ======

---------------

(a)  Amounts due within one year include current maturities of long-term debt.

     Where finance debt is swapped into another currency, the finance debt is accounted in the swap currency and not in the original currency of denomination. Total finance debt includes an asset of $277 million (a liability of $264 million at December 31, 2001) for the carrying value of currency swaps and forward contracts.

     Included within Other loans repayable within one year are US Industrial Revenue/Municipal Bonds of $1,881 million (December 31, 2001 $1,768 million) with maturity periods ranging up to 35 years. They are classified as repayable within one year, as required under UK GAAP, as the bondholders typically have the option to tender these bonds for repayment on interest reset dates. Any bonds that are tendered are usually remarketed and BP has not experienced any significant repurchases. BP considers these bonds to represent long-term funding when assessing the maturity profile of its finance debt.

     At December 31, 2002, the Group's share of third party finance debt of joint ventures and associated undertakings was $457 million (December 31, 2001 $460 million) and $849 million (December 31, 2001 $1,136 million) respectively. These amounts are not reflected in the Group's debt on the balance sheet.

                           BP p.l.c. AND SUBSIDIARIES

Note 29 -- Finance debt (continued)

                                              December 31, 2002                      December 31, 2001
                                  -------------------------------------   ------------------------------------
Analysis of borrowings                  Bank         Other                      Bank        Other
by year of repayment                   loans         loans        Total        loans        loans        Total
                                  ----------     ---------    ---------   ----------    ---------    ---------
                                                                    ($ million)

Due after    10 years............         --         1,417        1,417           42        3,188        3,230
Due within   10 years............          1           371          372          150          312          462
             9 years.............         43           310          353           --           15           15
             8 years.............         --            15           15           --        1,411        1,411
             7 years.............         --         1,699        1,699           --          593          593
             6 years.............         --           516          516           --          879          879
             5 years.............         --         1,603        1,603           --          501          501
             4 years.............        161           344          505           24        1,542        1,566
             3 years.............         19         2,671        2,690           15          626          641
             2 years.............        120           710          830          178        1,282        1,460
                                   ---------     ---------    ---------    ---------    ---------    ---------
                                         344         9,656       10,000          409       10,349       10,758
             1 year..............        476         9,526       10,002          371        8,647        9,018
                                   ---------     ---------    ---------    ---------    ---------    ---------
                                         820        19,182       20,002          780       18,996       19,776
                                   =========     =========    =========    =========    =========    =========

     Amounts included above repayable by instalments part of which falls due after five years from December 31, are as follows:

                                                                                            At December 31,
                                                                                         --------------------
                                                                                            2002         2001
                                                                                         -------      -------
                                                                                              ($ million)

After five years.......................................................                      541          120
Within five years......................................................                      103        1,071
                                                                                          ------       ------
                                                                                             644        1,191
                                                                                          ======       ======

     Interest rates on borrowings repayable wholly or partly more than five years from December 31, 2002 range from 1% to 12% with a weighted average of 4%. The weighted average interest rate on finance debt is 4%.

                           BP p.l.c. AND SUBSIDIARIES

Note 29 -- Finance debt (continued)

Obligations under capital leases

     The future minimum lease payments together with the present value of the net minimum lease payments were as follows:

                                                                             December 31,
                                                                                     2002
                                                                            -------------
                                                                              ($ million)
2003.................................................................                 106
2004.................................................................                 204
2005.................................................................                 211
2006.................................................................                 218
2007.................................................................                 203
Thereafter...........................................................               3,481
                                                                              -----------
                                                                                    4,423
Less: amount representing lease interest.............................              (2,417)
                                                                              -----------
Present value of net minimum capital lease payments..................               2,006
                                                                              ===========
of which   -- due within one year....................................                  84
           -- due after one year.....................................               1,922
                                                                              -----------

                           BP p.l.c. AND SUBSIDIARIES

Note 29 -- Finance debt (concluded)

     The following information is presented in compliance with the requirements of US GAAP.

Bank and other loans -- long-term

                                                         Weighted average
                                                         interest rate at
                                                            December 31,              December 31,
                                                        -------------------       -------------------
                                                          2002         2001         2002         2001
                                                        ------       ------       ------       ------
                                                                  (%)                 ($ million)
US dollar........................................            5            5        9,796       10,617
Sterling.........................................            4            4           26           19
Other currencies.................................            9            9          178          122
                                                                                  ------       ------
                                                                                  10,000       10,758
                                                                                  ======       ======


Bank and other loans -- short-term

                                                                                      December 31,
                                                                                   ------------------
                                                                                    2002         2001
                                                                                  ------       ------
                                                                                      ($ million)
Current maturities of long-term debt...................................            2,535        1,993
Commercial paper.......................................................            4,853        4,634
Bank loans.............................................................              476          371
Other..................................................................            2,138        2,020
                                                                                  ------       ------
                                                                                  10,002        9,018
                                                                                  ======       ======

                                                                                    Weighted average
                                                                                      interest rate
                                                                                     at December 31,
                                                                                   ------------------
                                                                                    2002         2001
                                                                                   -----       ------
                                                                                          (%)
Commercial paper.......................................................                1            2
Bank loans and other borrowings........................................                4            4
US Industrial Revenue/Municipal bonds..................................                1            2

                           BP p.l.c. AND SUBSIDIARIES

Note 30 -- Accounts payable and accrued liabilities

                                                                  December 31, 2002         December 31, 2001
                                                                 -------------------       -------------------
                                                                 Within        After       Within        After
                                                                 1 year       1 year       1 year       1 year
                                                                 ------       ------       ------       ------
                                                                                  ($ million)

Trade payables.......................................            17,454           --       13,129           --
                                                                 ======       ======       ======       ======
Other accounts payable and accrued liabilities:
  Joint ventures.....................................                22           --           21           --
  Associated undertakings............................               287           12          268            4
  Production taxes...................................               421        1,455          254        1,346
  Taxation on profits................................             3,420           --        3,456           --
  Social security....................................                81           --           63           --
  Accruals and deferred income.......................             5,763        1,002        4,843        1,029
  Dividends..........................................             1,398           --        1,289           --
  Other..............................................             7,369          986        5,201          707
                                                                 ------       ------       ------       ------
                                                                 18,761        3,455       15,395        3,086
                                                                 ======       ======       ======       ======

Note 31 -- Other provisions

                                                               Unfunded            Other
                                                                pension   postretirement
                             Decommissioning   Environmental      plans         benefits      Other       Total
                             ---------------    ------------    -------       ----------    -------     -------
                                                                  ($ million)

At January 1, 2002.............        3,304           2,098      1,743            2,664      1,673      11,482
Exchange adjustments...........          250              28        362               --         63         703
Acquisitions...................           --              20      1,051               36         --       1,107
New provisions.................          308             312        356              276        333       1,585
Unwinding of discount..........          106              52         --               --         12         170
Change in discount rate........          333              36         --               --          6         375
Utilized/deleted...............         (133)           (424)      (366)            (214)      (399)     (1,536)
                                     -------         -------    -------          -------    -------     -------
At December 31, 2002                   4,168           2,122      3,146            2,762      1,688      13,886
                                     =======         =======    =======          =======    =======     =======

     The Group makes full provision for the future cost of decommissioning oil and natural gas production facilities and related pipelines on a discounted basis at the commencement of production. At December 31, 2002 the provision for the costs of decommissioning these production facilities and pipelines at the end of their economic lives was $4,168 million ($3,304 million at December 31, 2001). The provision has been estimated using existing technology, at current prices and discounted using a real discount rate of 2.5% (2001 3%). These costs are expected to be incurred over the next 30 years. While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of incurring these costs. The estimated decommissioning costs on an undiscounted basis are approximately $6,500 million.

                           BP p.l.c. AND SUBSIDIARIES

Note 31 -- Other provisions (concluded)

     Provisions for environmental remediation are made when a clean-up is probable and the amount reasonably determinable. Generally this coincides with commitment to a formal plan of action or, if earlier, on divestment or closure of inactive sites. The provision for environmental liabilities at December 31, 2002 was $2,122 million ($2,098 million at December 31, 2001). The provision has been estimated using existing technology, at current prices and discounted using a real discount rate of 2.5% (2001 3%). These costs are expected to be incurred over the next 10 years. The extent and cost of future remediation programmes are inherently difficult to estimate. They depend on the scale of any possible contamination, the timing and extent of corrective actions, and also the Group's share of liability. The estimated environmental costs on an undiscounted basis are approximately $2,300 million.

     The Group also holds provisions for potential future awards under the long-term performance plans, expected rental shortfalls on surplus properties and sundry other liabilities. To the extent that these liabilities are not expected to be settled within the next three years, the provisions are discounted using a real discount rate of 2.5% (2001 3%).

Note 32 -- Capital and reserves

                                                             Paid
                                                Share          in     Merger      Other    Retained
                                              capital     surplus    reserve   reserves    earnings      Total
                                            ---------   ---------  --------- ----------   ---------  ---------
                                                                        ($ million)

At January 1, 2002..........................    5,629       4,014     26,983        223      37,518     74,367
Prior year adjustment -
  change in accounting policy...............       --          --         --         --      (9,206)    (9,206)
                                            ---------   ---------  --------- ----------   ---------  ---------
Restated                                        5,629       4,014     26,983        223      28,312     65,161
Currency translation differences
  (net of tax)..............................       --          --         --         --       3,333      3,333
Employee share schemes......................        9         129         --         --          --        138
ARCO........................................        3          54         50        (50)         --         57
Repurchase of ordinary share capital........      (25)         25         --         --        (750)      (750)
Qualifying Employee Share
  Ownership Trust (QUEST)...................       --          21         --         --         (21)        --
Profit for the year.........................       --          --         --         --       6,845      6,845
Dividends...................................       --          --         --         --      (5,375)    (5,375)
                                            ---------   ---------  --------- ----------   ---------  ---------
At December 31, 2002........................    5,616       4,243     27,033        173      32,344     69,409
                                            =========   =========  ========= ==========   =========  =========

     The movements in the Group's share capital during the year are set out above. All movements are quantified in terms of the number of BP shares issued or repurchased.

     Employee share schemes: During the year 33,820,750 ordinary shares were issued under the BP, Amoco and Burmah Castrol employee share schemes.

     ARCO: 12,894,348 ordinary shares were issued in respect of ARCO employee share option schemes.

     Repurchase  of  ordinary   share   capital:   The  Company   purchased  for
cancellation 100,140,987 ordinary shares for a total consideration of $750 million.

                           BP p.l.c. AND SUBSIDIARIES

Note 33 -- Retained earnings

     Retained earnings of $32,344 million ($28,312 million at December 31, 2001) include the following amounts, the distribution of which is limited by statutory or other restrictions:

                                                                                   December 31,
                                                                               ------------------
                                                                                2002         2001
                                                                              ------       ------
                                                                                   ($ million)
Parent company........................................................         9,547       15,547
Subsidiary undertakings...............................................         5,620        2,696
Joint ventures and associated undertakings............................           870        1,345
                                                                              ------       ------
                                                                              16,037       19,588
                                                                              ======       ======

     Cumulative net exchange losses (net of tax) of $1,209 million are included in retained earnings ($4,542 million losses at December 31, 2001).

     There were no unrealized currency translation differences for the year on long-term borrowings used to finance equity investments in foreign currencies (2001 nil and 2000 nil).

Note 34 -- Analysis of consolidated statement of cash flows

Reconciliation of historical cost profit before interest and tax to net cash inflow from operating activities

                                                                            Years ended December 31,
                                                                      ----------------------------------
                                                                          2002         2001         2000
                                                                      --------     --------    ---------
                                                                                   ($ million)
Historical cost profit before interest and tax...................       12,543       14,662       18,627
Depreciation and amounts provided................................       10,401        8,858        7,526
Exploration expenditure written off..............................          385          238          264
Share of profits of joint ventures and associated undertakings...         (966)      (1,194)      (1,853)
Interest and other income........................................         (358)        (478)        (360)
(Profit) loss on sale of fixed assets and businesses
  or termination of operations...................................       (1,166)        (537)        (196)
Charge for provisions............................................        1,277        1,008          702
Utilization of provisions........................................       (1,427)      (1,119)        (969)
(Increase) decrease in inventories...............................       (1,521)       1,490       (1,449)
(Increase) decrease in receivables...............................       (2,672)       1,989       (5,587)
Increase (decrease) in payables..................................        2,846       (2,508)       3,711
                                                                      --------     --------    ---------
Net cash inflow from operating activities........................       19,342       22,409       20,416
                                                                      ========     ========    =========

                           BP p.l.c. AND SUBSIDIARIES

Note 34 -- Analysis of consolidated statement of cash flows (concluded)

Financing

                                                                         Years ended December 31,
                                                                    --------------------------------
                                                                       2002         2001         2000
                                                                   --------     --------    ---------
                                                                                ($ million)

Long-term borrowing...........................................       (3,707)      (1,296)      (1,680)
Repayments of long-term borrowing.............................        2,369        2,602        2,353
Short-term borrowing..........................................       (9,849)      (6,257)      (4,120)
Repayments of short-term borrowing............................       10,451        4,823        4,821
                                                                   --------     --------    ---------
                                                                       (736)        (128)       1,374
Issue of ordinary share capital for employee share schemes....         (195)        (181)        (257)
Repurchase of ordinary share capital..........................          750        1,281        2,001
Stamp duty reserve tax........................................           --           --          295
                                                                   --------     --------    ---------
Net cash (inflow) outflow.....................................         (181)         972        3,413
                                                                   ========     ========    =========

Management of liquid resources

     Liquid resources comprise current asset investments which are principally commercial paper issued by other companies. The net cash inflow from the management of liquid resources was $220 million (2001 $211 million inflow and 2000 $452 million outflow).

Commercial paper

     Net movements in commercial paper are included within short-term borrowings or repayment of short-term borrowings as appropriate.

Movement in net debt

                                                     Years ended December 31,
                       --------------------------------------------------------------------------------------------
                                           2002                                            2001
                       --------------------------------------------      ------------------------------------------
                                                Current                                          Current
                       Finance                    asset         Net      Finance                   asset        Net
                          debt        Cash  investments        debt         debt       Cash  investments       debt
                       -------      ------  -----------      ------      -------     ------  -----------     ------
                                                              ($ million)

At January 1..........  (21,417)     1,358          450     (19,609)     (21,190)     1,170          661    (19,359)
Exchange adjustments..      (64)       105          (15)         26           (8)       (53)          --        (61)
Acquisitions..........   (1,002)        --           --      (1,002)         (55)        --           --        (55)
Net cash flow.........     (736)        57         (220)       (899)        (128)       241         (211)       (98)
Partnership interests
  exchanged for BP
  loan notes..........    1,135         --           --       1,135           --         --           --         --
Other movements.......       76         --           --          76          (36)        --           --        (36)
                         ------     ------       ------      ------       ------     ------       ------     ------
At December 31........  (22,008)     1,520          215     (20,273)     (21,417)     1,358          450    (19,609)
                         ======     ======       ======      ======       ======     ======       ======     ======

                           BP p.l.c. AND SUBSIDIARIES

Note 35 -- Employee share plans

Employee share options granted during the year                   2002         2001         2000
                                                               ------       ------       ------
                                                                      (options thousands)
Savings related schemes.................................        9,719        7,901        7,930
Executive Directors' Incentive Plan.....................        2,068        2,598          709
BP Share Option Plan....................................       66,771       58,208       50,461
                                                               ------       ------       ------
                                                               78,558       68,707       59,100
                                                               ======       ======       ======

     The exercise prices for BP options granted during the year were (pound)4.52/$6.78 (9,719,005 options) for savings-related and similar plans; (pound)5.67/$8.51 (weighted average price) for Executive Directors' Incentive Plan (2,068,026 options); and (pound)5.50/$8.25 (weighted average price) for 66,770,545 options granted under the BP Share Option Plan.

     BP offers most of its employees the opportunity to acquire a shareholding in the company through savings-related and/or matching share plan arrangements. Such arrangements are now in place in nearly 80 countries. BP also uses long-term performance plans (see Note 36) and the granting of share options as elements of remuneration for executive directors and senior employees.

     During 2002, share options were granted to the executive directors under the Executive Directors' Incentive Plan (EDIP). For these options the option exercise price was the market value (as determined in accordance with the plan rules) on the grant date. The options granted to executive directors reflect BP's performance in terms of total shareholder return (TSR), that is, share price increase with all dividends reinvested, relative to the FTSE Global 100 group of companies over the three years preceding the grant. Options vest over three years (one-third each after one, two and three years respectively) and have a life of seven years after the grant.

     Share options were also granted in 2002 under the BP Share Option Plan to certain categories of employees. Subject to certain vesting requirements the options are exercisable between the third and tenth anniversaries of the date of grant. There are no performance conditions attaching to the options granted during the year.

     Under the BP ShareSave Plan (a savings-related share option plan) employees save on a monthly basis over a three- or five-year period towards the purchase of shares at a price fixed when the option is granted. The option price is usually set at a 20% discount to the market price at the time of grant. The option must be exercised within six months of maturity of the savings contract; otherwise it lapses. The plan is run in the UK and a small number of other countries.

     Under the BP ShareMatch Plan, BP matches employees' own contributions of shares, up to a predetermined limit. The shares are then held in trust for a defined minimum period. The plan is run in the UK and in over 60 other countries.

                           BP p.l.c. AND SUBSIDIARIES

Note 35 -- Employee share plans (continued)

     BP does not recognize an expense in respect of share options granted to employees. If the fair value of options granted in any particular year is estimated and this value amortized over the vesting period of the options, an indication of the cost of granting options to employees can be made. The fair value of each share option granted has been estimated using a Black-Scholes option pricing model with the following assumptions:

                                                                                 Years ended December 31,
                                                                            ----------------------------------
                                                                                2002         2001         2000
                                                                            --------     --------    ---------

Risk-free interest rate................................................          4.0%         5.0%         6.0%
Expected volatility....................................................           26%          26%          33%
Expected life in years.................................................       1 to 5       1 to 5       1 to 5
Expected dividend yield................................................         3.75%         3.0%         3.0%
Weighted average fair value of options granted ($).....................         1.64         2.05         2.33

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to share based employee compensation.

                                                                                 Years ended December 31,
                                                                            ----------------------------------
                                                                                2002         2001         2000
                                                                            --------     --------    ---------
                                                                                        ($ million)
Profit for the year applicable to ordinary shares,
  as reported...........................................................       6,843        6,554       10,118
Deduct: Total stock-based employee compensation
        expense determined under fair value based method
        for all awards, net of related tax effects......................         (90)        (102)         (96)
                                                                              ------       ------       ------
Pro forma net income....................................................       6,753        6,452       10,022
                                                                              ======       ======       ======

                                                                                           (cents)
Earnings per share
  Basic -- as reported..................................................       30.55        29.21        46.77
  Basic -- pro forma....................................................       30.15        28.76        46.32

  Diluted -- as reported................................................       30.41        29.04        46.46
  Diluted -- pro forma..................................................       30.01        28.58        46.01

     The company sponsors a number of savings plans covering most US employees. Under these plans, most employees may contribute up to 100% of their salary subject to certain regulatory limits. Most employees are eligible for a dollar-for-dollar Company matched contribution for the first 7% of eligible pay contributed on a before-tax or after-tax basis, or a combination of both. The precise arrangement may vary in certain business units. Company contributions are initially invested in a fund primarily comprised of BP ADSs but employees may transfer those amounts and may invest their own contributions in more than 200 investment options. The Company's contributions generally vest over a period of three years. Company contributions to savings plans during the year were $125 million (2001 $125 million and 2000 $101 million).

                           BP p.l.c. AND SUBSIDIARIES

Note 35 -- Employee share plans (continued)

     An Employee Share Ownership Plan (ESOP) was established in 1997 to acquire BP shares to satisfy future requirements of certain employee share plans. The Company provides funding to the ESOP. The assets and liabilities of the ESOP are recognized as assets and liabilities of the Company within the accounts. The ESOP has waived its rights to dividends.

     During 2002, the ESOP released 15,332,235 shares (2001 11,508,754 shares and 2000 9,412,931 shares) for the matching share plans. The cost of shares released for these plans has been charged in these accounts. At December 31, 2002, the ESOP held 18,673,675 shares (At December 31, 2001 34,005,910 shares).

     BP has established a Qualifying Employee Share Ownership Trust (QUEST) to support the UK ShareSave plan. During the year, contributions of $21 million (2001 $36 million and 2000 $76 million) were made by the Company to the QUEST which, together with option-holder contributions, were used by the QUEST to subscribe for new ordinary shares at market price. The Company has transferred the cost of this contribution directly to retained profits and the excess of the subscription price over nominal value has increased the paid in surplus.

     At December 31, 2002, all the 9,443,842 ordinary shares issued to the QUEST had been transferred to employees exercising options under the UK ShareSave plan. Under new legislation, the QUEST can no longer be used for ShareSave plans after December 31, 2002.

                                                                                  Years ended December 31,
                                                                            ----------------------------------
                                                                                2002         2001         2000
                                                                            --------     --------    ---------
                                                                                     (shares thousands)
Shares issued in respect of options exercised during the year:
  Savings related schemes...........................................          10,412        8,842       13,709
  BP, Amoco and Burmah Castrol executive share option plans.........          23,409       24,619       23,280
                                                                            --------     --------    ---------
                                                                              33,821       33,461       36,989
                                                                            ========     ========    =========

                                                                                2002         2001         2000
                                                                            --------     --------    ---------
Options outstanding at December 31:
  BP options (shares thousands) .................                            410,986      373,858      342,509
  Exercise period................................                          2003-2012    2002-2011    2001-2010
  Price (pounds).................................                          1.50-6.40    1.29-6.40    1.29-6.40
  Price (dollars)................................                          3.47-9.97    2.77-9.97    2.77-9.97

                           BP p.l.c. AND SUBSIDIARIES

Note 35 -- Employee share plans (concluded)

     The following table summarizes share option transactions under employee share plans.

                                                              Years ended December 31,
                                    --------------------------------------------------------------------------
                                             2002                      2001                     2000
                                    ----------------------    ----------------------    ----------------------
                                                  Weighted                  Weighted                  Weighted
                                                   average                   average                   average
                                   Number of      exercise    Number of     exercise    Number of     exercise
                                      shares         price       shares        price       shares        price
                                  ----------    ----------   ----------   ----------   ----------   ----------
                                                       ($)                       ($)                       ($)

Outstanding at January 1.....    373,857,979          6.20  343,218,324        5.61   323,161,387         4.95
Burmah Castrol...............             --            --           --          --     3,293,317         5.02
Reinstated...................         24,310          5.08        7,152        7.84         3,729         2.94
Granted......................     78,557,576          8.07   68,706,983        8.13    59,100,161         8.17
Exercised....................    (34,130,302)         4.20  (33,592,964)       3.97   (37,029,467)        3.76
Cancelled....................     (7,323,384)         7.59   (4,481,516)       7.37    (5,310,803)        6.72
                                 -----------                -----------               -----------
Outstanding at December 31...    410,986,179          6.70  373,857,879        6.20   343,218,324         5.61
                                 ===========                ===========               ===========
Exercisable at December 31...    239,241,597                241,268,277               229,987,199
                                 ===========                ===========               ===========
Available for grant at
  December 31................  1,159,841,669              1,185,523,186             1,234,983,212
                               =============              =============             =============

     Options outstanding at December 31, 2002 will be exercisable between 2003 and 2012.

     For the share options outstanding and exercisable at December 31, 2002 the exercise price ranges and average remaining lives were:

                                                     Options  outstanding              Options exercisable
                                           -------------------------------------       -----------------------
                                                          Weighted      Weighted                      Weighted
                                                           average       average                       average
                                            Number of    remaining      exercise        Number of     exercise
                                               Shares         life         price           shares        price
                                           ----------   ----------    ----------       ----------   ----------
                                                          (years)         ($)                            ($)
Range of exercise prices
$2.27 - $4.61.........................     86,078,177         2.02          3.98       84,902,527        3.97
$4.69 - $6.17.........................     86,230,486         4.53          5.60       81,239,138        5.57
$6.18 - $7.93.........................     75,990,971         5.44          7.56       34,820,867        7.84
$7.98 - $10.10........................    162,686,545         8.21          8.32       38,279,065        8.28
                                          -----------   ----------    ----------      -----------   ----------
                                          410,986,179         5.63          6.70      239,241,597        5.77
                                          ===========   ==========    ==========      ===========   ==========

                           BP p.l.c. AND SUBSIDIARIES

Note 36 -- Long term performance plans

     During 2002, the Company operated two long-term performance plans: the Executive Directors' Incentive Plan (EDIP) for executive directors and the Long Term Performance Plan (LTPP) for senior executives. Executive directors participated in the LTPP prior to 2002 or to their appointment as an executive director. Both plans are incentive schemes under which the Company may award shares to participants or fund the purchase of shares for participants if long-term targets are met. Awards were made in 2002 in respect of the 1999-2001 LTPP.

     The costs of potential future awards for both the EDIP and LTPP are accrued over the three-year performance periods of each plan. The amount charged in 2002 was $51 million (2001 $80 million and 2000 $119 million). The value of awards under the 1999-2001 LTPP made in 2002 was $125 million (1998-2000 LTPP made in 2001 $61 million and 1997-1999 LTPP made in 2000 $78 million).

     Employee Share Ownership Plans (ESOPs) have been established to acquire BP shares to satisfy any awards made to participants under the EDIP and LTPP and then to hold them for the participants during the retention period of the plan. In order to hedge the cost of potential future awards the ESOPs may, from time to time over the performance period of the plans, purchase BP shares in the open market. The Company provides funding to the ESOPs. The assets and liabilities of the ESOPs are recognized as assets and liabilities of the Company within these accounts. The ESOPs have waived their rights to dividends on shares held for future awards.

     At December 31, 2002 the ESOPs held 3,901,317 shares (at December 31, 2001, 7,673,056 shares) for potential future awards.

Note 37 -- Employee costs and numbers

                                                                         Years ended December 31,
                                                                    --------------------------------
                                                                       2002         2001         2000
                                                                   --------     --------    ---------
                                                                                ($million)
Employee costs
Wages and salaries............................................        6,519        6,361        6,071
Social security costs.........................................          490          474          410
Pension and other postretirement benefit costs................          440          427          187
                                                                    -------      -------      -------
                                                                      7,449        7,262        6,668
                                                                    =======      =======      =======

                                                                             At December 31,
                                                                    --------------------------------
                                                                       2002         2001         2000
                                                                   --------     --------    ---------
Number of employees
Exploration and Production....................................       16,800       16,550       16,000
Gas,Power and Renewables......................................        4,400        4,200        3,400
Refining and Marketing (a)....................................       73,350       64,600       67,100
Chemicals.....................................................       17,900       21,950       17,600
Other businesses and corporate................................        2,800        2,850        3,100
                                                                    -------      -------      -------
                                                                    115,250      110,150      107,200
                                                                    =======      =======      =======

---------------

(a)  Includes 30,250 (2001 28,500 and 2000 27,600) service station staff.

                           BP p.l.c. AND SUBSIDIARIES

Note 37 -- Employee costs and numbers (concluded)

                                                            Rest of                   Rest of
                                                    UK       Europe          USA        World        Total
                                              --------     --------     --------     --------     --------
Average number of employees

Year ended December 31, 2002
Exploration and Production.................      3,750          800        5,550        6,800       16,900
Gas, Power and Renewables..................        500          850        1,400        1,550        4,300
Refining and Marketing ....................     10,200       21,700       28,650       11,550       72,100
Chemicals..................................      3,200        5,250        6,650        5,150       20,250
Other businesses and corporate.............      1,250           --        1,400          100        2,750
                                              --------     --------     --------     --------     --------
                                                18,900       28,600       43,650       25,150      116,300
                                              ========     ========     ========     ========     ========
Year ended December 31, 2001
Exploration and Production.................      3,550          750        5,700        6,200       16,200
Gas, Power and Renewables..................        600          600        1,350        1,350        3,900
Refining and Marketing ....................     10,400       16,450       27,300       11,750       65,900
Chemicals..................................      3,600        5,750        7,550        3,300       20,200
Other businesses and corporate.............      1,350           --        1,500          100        2,950
                                              --------     --------     --------     --------     --------
                                                19,500       23,550       43,400       22,700      109,150
                                              ========     ========     ========     ========     ========
Year ended December 31, 2000
Exploration and Production.................      3,250          650        4,700        5,700       14,300
Gas, Power and Renewables..................        550          450        1,350          850        3,200
Refining and Marketing ....................      9,600       13,700       25,800       10,700       59,800
Chemicals..................................      3,700        4,600        8,100        1,400       17,800
Other businesses and corporate.............      1,100           --        1,650          150        2,900
                                              --------     --------     --------     --------     --------
                                                18,200       19,400       41,600       18,800       98,000
                                              ========     ========     ========     ========     ========

Note 38 -- Directors' remuneration

                                                                            Years ended December 31,
                                                                       --------------------------------
                                                                          2002         2001         2000
                                                                      --------     --------    ---------
                                                                                   ($ million)
Total for all directors
Emoluments........................................................          14           17           14
Ex gratia payment.................................................          --           --            1
Non-executive directors retiring in 2001..........................          --            1           --
Gains made on the exercise of share options.......................          --           --            3
Amounts awarded under incentive schemes...........................          14           17           15
                                                                      ========     ========    =========

Emoluments

     These amounts comprise fees paid to the non-executive chairman and non-executive directors, and, for executive directors, salary and benefits earned during the relevant financial year, plus bonuses awarded for the year.

                           BP p.l.c. AND SUBSIDIARIES

Note 38 -- Directors' remuneration (concluded)

Pension contributions

     Four executive directors participated in a non-contributory pension scheme established for UK staff by a separate trust fund to which contributions are made by BP based on actuarial advice. Two US executive directors participated in the BP Retirement Accumulation Plan during 2002.

Non-executive directors retiring in 2002

     The board did not make any payment to Sir Robert Wilson, the only non-executive director retiring in 2002, in view of his limited length of service.

Non-executive directors retiring in 2001

     In accordance with Article 76 of the Company's Articles of Association, the board exercised its discretion, following the retirement of each of those non-executive directors retiring during 2001, to make an ex-gratia payment in lieu of superannuation. The payments made were as follows: $86,400 to the Lord Wright of Richmond, who retired after serving on the board since 1991; $21,600 to Richard Ferris, who retired after serving on the board of first Amoco and then BP since 1981; and $17,280 to Ruth Block, who retired after serving on the board of first Amoco and then BP since 1986. Richard Ferris and Ruth Block also had accrued certain entitlements (which crystalized at the time of the merger with Amoco Corporation) in the Amoco Restricted Stock Plan for Non-Executive Directors ('the Plan'). The terms of the Plan provided that shares in respect of service on the board of Amoco Corporation were to be held in the Plan until the non-executive director retired at the normal retirement age (70), or in the case of earlier retirement the board had a discretion to make an appropriate award based upon length of service. Those directors who left the Plan at the time of the merger had their entitlements paid out. The operation of the Plan for those who remained fell to the discretion of the board of BP. Ruth Block retired at age 70 and following her retirement the board released her shares held in the Plan in respect of her service at Amoco Corporation to the value of $283,512 (as at the date of their release). Richard Ferris retired at age 64 and the board elected to waive restrictions on all those shares held in the Plan in respect of his service at Amoco Corporation to the value of $293,716 (as at the date of their release).

Office facilities for former chairmen and deputy chairmen

     It is customary for the Company to make available to former chairmen and deputy chairmen, who were previously employed executives, the use of office and basic secretarial facilities following their retirement. The cost involved in doing so is not significant.

Note 39 -- Loans to officers

     Miss J C Hanratty has a low interest loan of $43,000 made to her prior to her appointment as Company Secretary on October 1, 1994.

                           BP p.l.c. AND SUBSIDIARIES

Note 40 -- Pensions

     Most Group companies have pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans (money purchase schemes) or defined benefit plans (final salary schemes). For defined contribution plans, retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee. For defined benefit plans, retirement benefits are based on the employees' pensionable salary and length of service. Defined benefit plans may be externally funded or unfunded. The assets of funded plans are generally held in separately administered trusts.

     Contributions to funded defined benefit plans are based on advice from independent actuaries using actuarial methods, the objective of which is to provide adequate funds to meet pension obligations as they fall due. The cumulative difference, since the adoption of Statement of Standard Accounting Practice No. 24 'Accounting for Pension Costs' (SSAP24), between the contributions paid by BP to the pension funds and the pension expense recorded each year is reflected in the balance sheet. If the cumulative contributions exceed pension expense the difference is shown as a prepayment on the balance sheet. If the cumulative contributions are less than pension expense the difference is shown as a provision on the balance sheet. For unfunded plans, where assets are not held with the specific purpose of matching pension obligations, the accrued liability for pension benefits is included within other provisions. The majority of the Group's employees are members of defined benefit plans. The principal plans are reviewed annually by the independent actuaries and subject to a formal actuarial valuation at least every three years. The date of the most recent actuarial reviews was December 31, 2002. The date of the latest actuarial valuation for the UK plans was January 1, 2001 and for the US plans and the unfunded plans in Europe was January 1, 2002.

     The pension assumptions for the principal pension plans are set out below. The assumptions used to evaluate accrued pension benefits at December 31 in any year are used to determine pension expense for the following year, that is, the assumptions at December 31, 2002 are used to determine the pension liabilities at that date and the pension cost for 2003. This applies for all accounting bases described in this note.

                                                                        At December 31,
                                                            -------------------------------------
                                                              2002      2001      2000       1999
                                                            ------    ------    ------     ------
                                                                             (%)
UK plans:
  Rate of return on assets...........................         6.25       6.0       6.5        6.5
  Discount rate......................................         6.25       6.0       6.5        6.5
  Future salary increases............................          4.0       4.5       5.0        5.0
  Future pension increases...........................          2.5       2.5       3.0        3.0
  Dividend growth....................................          n/a       n/a       n/a        n/a
Other European plans:
  Rate of return on assets...........................          n/a       n/a       n/a        n/a
  Discount rate......................................         5.75       6.2       6.2        6.2
  Future salary increases............................          4.0       3.2       3.2        3.2
  Future pension increases...........................          2.4       2.0       2.1        2.1
  Dividend growth....................................          n/a       n/a       n/a        n/a
US plans:
  Rate of return on assets...........................          8.0      10.0      10.0       10.0
  Discount rate......................................         6.75      7.25       7.5        7.5
  Future salary increases............................          4.0       4.0       4.0        4.0
  Future pension increases...........................          nil       nil       nil        nil
  Dividend growth....................................          n/a       n/a       n/a        n/a

----------
n/a = not applicable

                           BP p.l.c. AND SUBSIDIARIES

Note 40 -- Pensions (continued)

     Pension costs for the principal plans have been derived using the projected unit credit method and by amortizing surpluses and deficits on a straight line basis over the average expected remaining service lives of the current employees. An analysis of pension expense is set out below.

                                                                            Years ended December 31,
                                                                      ----------------------------------
                                                                          2002         2001         2000
                                                                      --------     --------    ---------
                                                                                   ($ million)
Principal plans:
  Regular cost.....................................................        450          397          364
  Settlement, curtailment and special termination benefits.........         30          211          114
  Other variations from regular cost...............................       (520)        (569)        (611)
                                                                        ------       ------       ------
                                                                           (40)          39         (133)
Other defined benefit plans........................................         51           73           38
Defined contribution plans.........................................        153          155          220
                                                                        ------       ------       ------
                                                                           164          267          125
                                                                        ======       ======       ======


     At December 31, 2002, the market value and actuarial value of assets in the Group's major externally funded pension plans and the market value and actuarial value of those assets in relation to the benefits that had accrued to members of those plans, after allowing for expected future increases in salaries, are set out below.

                                                                          UK                        US
                                                                   -----------------        ------------------
                                                                   2002         2001         2002         2001
                                                                 ------       ------      -------      -------
Market value of plan assets ($ million)..............            15,138       16,880        4,206        5,625
-- as a percentage of accrued benefits...............               111%         132%          62%          91%
Actuarial value of plan assets ($ million)...........            19,074       17,654        5,818        6,315
-- as a percentage of accrued benefits...............               140%         139%          86%         103%
Prepayment ($ million)...............................             2,688        2,138        1,211        1,279


     At December 31, 2002 the obligation for accrued benefits in respect of the major unfunded plans in Europe was $3,191 million ($1,510 million at December 31, 2001). Of this amount, $2,645 million ($1,317 million at December 31, 2001) has been provided in these accounts.

                           BP p.l.c. AND SUBSIDIARIES

Note 40 -- Pensions (continued)

     The assumed rate of investment return and discount rate have a significant effect on the amounts reported. One percentage point change in these assumptions for the principal plans would have the following effects:

                                                                                 1-Percentage     1-Percentage
                                                                               point increase   point decrease
                                                                                -------------    -------------
                                                                                        ($ million)
Investment return:
  Effect on pension expense in 2002....................................                  (240)             240
Discount rate:
  Effect on pension expense in 2002....................................                  (320)             275
  Effect on pension obligation at December 31, 2002....................                (3,575)           3,625

     The group continues to account for pensions in accordance with SSAP 24. However, there is a new standard, Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17), which changes the basis of accounting for pensions and other postretirement benefits and requires certain disclosures in the periods prior to adoption. The additional disclosures for the year ended December 31, 2002 are shown in the following tables.

                           BP p.l.c. AND SUBSIDIARIES

Note 40 -- Pensions (continued)

     The expected long-term rates of return and market values of the various categories of asset held by the significant defined benefit plans and the main assumptions used to evaluate plan liabilities at December 31, on an FRS 17 basis are set out below.

                                                                      At December 31,
                                                     ----------------------------------------------------
                                                              2002                          2001
                                                     ----------------------        ----------------------
                                                    Expected                      Expected
                                                   long-term                     long-term
                                                     rate of         Market        rate of         Market
                                                      return          value         return          value
                                                     -------        -------        -------        -------

                                                         (%)    ($ million)            (%)    ($ million)
UK plans:
Equities........................................        7.5          10,815           7.5          12,228
Bonds...........................................        5.0           2,263           5.5           2,449
Property........................................        6.5           1,352           6.5           1,057
Cash............................................        4.0             708           4.5           1,146
                                                                    -------                       -------
                                                                     15,138                        16,880

Present value of plan liabilities...............                     14,822                        12,746
                                                                    -------                       -------
Surplus in the plans............................                        316                         4,134
Deferred tax....................................                        (95)                       (1,240)
                                                                    -------                       -------
                                                                        221                         2,894
                                                                    =======                       =======
Other European plans:
Equities........................................        n/a              --           n/a              --
Bonds...........................................        n/a              --           n/a              --
Property........................................        n/a              --           n/a              --
Cash............................................        n/a              --           n/a              --
                                                                    -------                       -------
                                                                         --                            --

Present value of plan liabilities...............                      3,191                         1,510
                                                                    -------                       -------
Deficit in the plans............................                     (3,191)                       (1,510)
Deferred tax....................................                      1,244                           589
                                                                    -------                       -------
                                                                     (1,947)                         (921)
                                                                    =======                       =======
US plans:
Equities........................................        8.5           3,371          11.0           4,537
Bonds...........................................        5.5             720           7.0             942
Property........................................        8.0              49           8.0              51
Cash............................................        3.5              66           4.0              95
                                                                    -------                       -------
                                                                      4,206                         5,625
Present value of plan liabilities...............                      6,765                         6,146
                                                                    -------                       -------
Deficit in the plans............................                     (2,559)                         (521)
Deferred tax....................................                        896                           182
                                                                    -------                       -------
                                                                     (1,663)                         (339)
                                                                    =======                       =======

                           BP p.l.c. AND SUBSIDIARIES

Note 40 -- Pensions (continued)

                                                                                              At December 31,
                                                                                            ------------------
                                                                                             2002         2001
                                                                                           ------       ------
                                                                                                     (%)
Other main assumptions for FRS17 disclosures as at December 31
UK plans
  Discount rate for plan liabilities...................................                      5.75          6.0
  Rate of increase in salaries.........................................                       4.0          4.5
  Rate of increase for pensions in payment.............................                       2.5          2.5
  Rate of increase in deferred pensions................................                       2.5          2.5
  Inflation............................................................                       2.5          2.5

Other European plans
  Discount rate for plan liabilities...................................                      5.75          6.2
  Rate of increase in salaries.........................................                       4.0          3.2
  Rate of increase for pensions in payment.............................                       2.4          2.0
  Rate of increase in deferred pensions................................                       2.4          2.0
  Inflation............................................................                       2.5          2.0

US plans
  Discount rate for plan liabilities...................................                      6.75         7.25
  Rate of increase in salaries.........................................                       4.0          4.0
  Rate of increase for pensions in payment.............................                       nil          nil
  Rate of increase in deferred pensions................................                       nil          nil
  Inflation............................................................                       2.5          3.0

                           BP p.l.c. AND SUBSIDIARIES

Note 40 -- Pensions (continued)

                                                                               Year ended December 31, 2002
                                                                            ----------------------------------
                                                                                            Other
                                                                                  UK     European           US
                                                                            --------     --------    ---------
                                                                                         ($ million)
Analysis of the amount charged to operating
  profit on an FRS 17 basis
Current service cost...................................................          278           22          150
Past service cost......................................................           --            4           38
Settlement, curtailment and special termination benefits...............           --          (81)          75
                                                                              ------       ------       ------
Total operating charge.................................................          278          (55)         263
                                                                              ======       ======       ======
Analysis of the amount that would be credited (charged) to
  other finance income on an FRS 17 basis
Expected return on pension plan assets.................................        1,204           --          530
Interest on pension plan liabilities...................................         (773)        (155)        (421)
                                                                              ------       ------       ------
Net return (expense)...................................................          431         (155)         109
                                                                              ======       ======       ======
Analysis of the amount that would be recognized in the
  statement of total recognized gains and losses on an FRS 17 basis
Actual return less expected return on pension plan assets..............       (3,874)          --       (1,305)
Experience gains and losses arising on the plan liabilities............          212          (67)        (290)
Change in assumptions underlying the present value of
  the plan liabilities.................................................         (480)        (242)        (343)
                                                                              ------       ------       ------
Actuarial loss recognized in statement of total
  recognized gains and losses..........................................       (4,142)        (309)      (1,938)
                                                                              ======       ======       ======

Movement in surplus (deficit) during the the year on an FRS 17 basis
Surplus (deficit) in plans at January 1, 2002..........................        4,134       (1,510)        (521)
Movement in year:
  Current service cost.................................................         (278)         (22)        (150)
  Past service cost....................................................           --           (4)         (38)
  Settlement, curtailment and special termination benefits.............           --           81          (75)
  Acquisitions.........................................................           --       (1,037)         (14)
  Other finance income.................................................          431         (155)         109
  Actuarial loss.......................................................       (4,142)        (309)      (1,938)
  Employers' contributions.............................................            3          184           68
  Exchange adjustments.................................................          168         (419)          --
                                                                              ------       ------       ------
Surplus (deficit) in plans at December 31, 2002........................          316       (3,191)      (2,559)
                                                                              ======       ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 40 -- Pensions (continued)

                                                                                   At December 31, 2002
                                                                             --------------------------------
                                                                                            Other
                                                                                  UK     European          US
                                                                            --------     --------   ---------

History of experience gains and losses which would
  be recognized on an FRS 17 basis
Difference between the expected and actual return on plan assets:
  Amount ($ million)...................................................       (3,874)         n/a      (1,305)
  Percentage of plan assets............................................          (26)%        n/a         (31)%
Experience gains and losses on plan liabilities:
  Amount ($ million)...................................................          212          (67)       (290)
  Percentage of the present value of the plan liabilities..............            1%          (2)%        (4)%
Total amount recognized in statement of total recognized
  gains and losses:
  Amount ($ million)...................................................       (4,142)        (309)     (1,938)
  Percentage of the present value of the plan liabilities..............          (28)%        (10)%       (29)%
                                                                              ======       ======      ======

                                                                            At December 31,
                                                             -------------------------------------------------
                                                                       2002                     2001
                                                             -----------------------   -----------------------
                                                                          Profit and                Profit and
                                                                        loss account              loss account
                                                             Net assets      reserve   Net assets      reserve
                                                             ----------   ----------   ----------   ----------
                                                                                  ($ million)
Group net assets and reserve reconciliation
As reported..........................................            70,047       32,344       65,759       28,312
SSAP 24 pension prepayment (net of deferred tax).....            (2,669)      (2,669)      (2,328)      (2,328)
SSAP 24 pension provision (net of deferred tax)......             2,883        2,883        1,524        1,524
FRS 17 pension asset (net of deferred tax)...........               221          221        2,894        2,894
FRS 17 pension liability (net of deferred tax).......            (3,610)      (3,610)      (1,260)      (1,260)
                                                                 ------       ------       ------       ------
Including FRS 17 pension assets and liabilities
  (net of deferred tax)..............................            66,872       29,169       66,589       29,142
                                                                 ======       ======       ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 40 -- Pensions (continued)

     Further information in respect of the Group's principal defined benefit pension plans required under FASB Statement of Financial Accounting Standards No. 132 -- `Employers' Disclosures about Pensions and Other Postretirement Benefits' is set out below.

                                                                      At December 31,
                                                          ---------------------------------------
                                                            2002       2001       2000       1999
                                                          ------     ------     ------     ------
                                                                               (%)
Main assumptions for the principal plans
UK plans:
  Discount rate........................................     5.75        6.0        6.5        6.5
  Expected return on plan assets.......................      7.0        6.0        6.5        6.5
  Rate of increase in salaries.........................      4.0        4.5        5.0        5.0
Other European plans:
  Discount rate........................................     5.75        6.2        6.2        6.2
  Expected return on plan assets.......................      n/a        n/a        n/a        n/a
  Rate of increase in salaries.........................      4.0        3.2        3.2        3.2
US plans:
  Discount rate........................................     6.75       7.25        7.5        7.5
  Expected return on plan assets.......................      8.0       10.0       10.0       10.0
  Rate of increase in salaries.........................      4.0        4.0        4.0        4.0

----------
n/a = not applicable

                                                                            Years ended December 31,
                                                                       --------------------------------
Pension expense                                                           2002         2001         2000
                                                                      --------     --------    ---------
                                                                                   ($ million)
Principal plans:
  Service cost -- benefits earned during year....................          450          397          364
  Interest cost on projected benefit obligation..................        1,349        1,309        1,211
  Expected return on plan assets.................................       (1,676)      (1,717)      (1,625)
  Amortization of transition asset...............................          (64)         (66)         (72)
  Recognized net actuarial gain..................................         (206)        (169)        (203)
  Recognized prior service cost..................................           77           74           78
  Curtailment and settlement (gains) losses......................          (46)          36         (119)
  Special termination benefits...................................           76          175          233
                                                                        ------       ------       ------
                                                                           (40)          39         (133)
Other defined benefit plans......................................           51           73           38
Defined contribution plans.......................................          153          155          220
                                                                        ------       ------       ------
Total pension expense............................................          164          267          125
                                                                        ======       ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 40 -- Pensions (concluded)

                                                       UK              Other European                US
                                                -----------------     -----------------      -----------------
                                                 2002        2001       2002       2001        2002       2001
                                               ------      ------     ------     ------      ------     ------
                                                                          ($ million)

Benefit obligation at January 1...........     12,746      13,213      1,510      1,438       6,146      5,546
Service cost..............................        278         255         22         12         150        130
Interest cost.............................        773         811        155         89         421        409
Plan amendments...........................         --          --          4         --          38         16
Curtailments, settlements and
  special termination benefits............         --          --        (81)        --          75        199
Actuarial (gain) loss.....................        269        (646)       309        (42)        672        536
Acquisitions..............................         --          --      1,037        189          14        101
Plan participants' contributions..........         29          26         --         --          --         --
Benefit payments..........................       (687)       (546)      (184)      (101)       (751)      (791)
Exchange adjustment.......................      1,414        (367)       419        (75)         --         --
                                               ------      ------     ------     ------      ------     ------
Benefit obligation at December 31.........     14,822      12,746      3,191      1,510       6,765      6,146
                                               ------      ------     ------     ------      ------     ------

Fair value of plan assets at January 1....     16,880      19,617         --         --       5,625      6,970
Actual return on plan assets..............     (2,671)     (1,689)        --         --        (736)      (682)
Acquisitions..............................         --          --         --         --          --         91
Plan participants' contributions..........         29          26         --         --          --         --
Employers' contributions..................          3          27         --         --          68         46
Settlement payments.......................         --          --         --         --          --         (9)
Benefit payments..........................       (687)       (546)        --         --        (751)      (791)
Exchange adjustment.......................      1,584        (555)        --         --          --         --
                                               ------      ------     ------     ------      ------     ------
Fair value of plan assets
  at December 31..........................     15,138      16,880         --         --       4,206      5,625
                                               ------      ------     ------     ------      ------     ------

Funded status.............................        316       4,134     (3,191)    (1,510)     (2,559)      (521)
Unrecognized transition (asset)
  obligation..............................        (85)       (154)        44         51          (1)        (1)
Unrecognized net actuarial (gain) loss....      1,766      (2,537)       499        141       3,699      1,777
Unrecognized prior service cost...........        691         695          3          1          72         24
                                               ------      ------     ------     ------      ------     ------
Net amount recognized.....................      2,688       2,138     (2,645)    (1,317)      1,211      1,279
                                               ======      ======     ======     ======      ======     ======

Prepaid benefit cost
  (accrued benefit liability)...............    2,688       2,138     (3,042)    (1,454)     (2,062)      (147)
Intangible asset..........................         --          --         13         26         124         86
Accumulated other
  comprehensive income....................         --          --        384        111       3,149      1,340
                                               ------      ------     ------     ------      ------     ------
                                                2,688       2,138     (2,645)    (1,317)      1,211      1,279
                                               ======      ======     ======     ======      ======     ======

                           BP p.l.c. AND SUBSIDIARIES

Note 41 -- Other postretirement benefits

     Certain Group companies in the USA provide postretirement healthcare and life insurance benefits to their retired employees and dependants. The entitlement to these benefits is usually based on the employee remaining in service until retirement age and completion of a minimum period of service. The plans are funded to a limited extent and the accrued net liability for postretirement benefits is included within other provisions. The cost of providing postretirement benefits is assessed annually by independent actuaries using the projected unit credit method. The date of the latest actuarial valuation was January 1, 2002.

     The assumptions used in calculating the charge for postretirement benefits are consistent with those shown in Note 40 for US pension plans.

     The charge to income for postretirement benefits is as follows:

                                                                      Years ended December 31,
                                                                ----------------------------------
                                                                    2002         2001         2000
                                                                --------     --------    ---------
                                                                             ($ million)
Service cost-- benefits earned during year....................        37           31           25
Interest cost on projected benefit obligation.................       219          187          148
Expected return on plan assets................................        (4)          (5)          (5)
Recognized net actuarial (gain) loss..........................        25           (6)         (46)
Amortization of prior service cost recognized.................        (4)         (15)         (20)
Curtailment (gain) loss.......................................         3          (32)         (40)
                                                                  ------       ------       ------
Postretirement benefit expense................................       276          160           62
                                                                  ======       ======       ======

     At December 31, 2002 the independent actuaries have reassessed the obligation for postretirement benefits at $4,326 million ($3,080 million at December 31, 2001). The discount rate used to assess the obligation at December 31, 2002 was 6.75% (7.25% at December 31, 2001). The provision for postretirement benefits at December 31, 2002 was $2,762 million ($2,664 million at December 31, 2001).

Assumed future healthcare cost trend rate

                                                                   Years ended December 31,
                                             -----------------------------------------------------------------
                                                                                                          2009
                                                                                                           and
                                                                                                    subsequent
                                                2003      2004      2005     2006      2007      2008    years
                                             -------   -------   -------  -------   -------   -------  -------

Beneficiaries aged under 65.................      12%       11%        9%       8%        7%        6%       5%
Beneficiaries aged over 65..................      15%       14%       12%      10%        8%        7%       6%

     The assumed healthcare cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects:

                                                                            1-Percentage     1-Percentage
                                                                          point increase   point decrease
                                                                           -------------    -------------
                                                                                    ($ million)

Effect on total of service and interest cost in 2002.......................           52              (41)
Effect on postretirement obligation at December 31, 2002...................          587             (476)

                           BP p.l.c. AND SUBSIDIARIES

Note 41 -- Other postretirement benefits (continued)

     As indicated in Note 40 -- Pensions, certain additional disclosures are required by FRS 17 for the periods prior to adoption. The additional disclosures for the year ended December 31, 2002 are set out below:

                                                                                       At December 31,
                                                                      -----------------------------------------------
                                                                                2002                     2001
                                                                      ---------------------    ----------------------
                                                                       Expected                 Expected
                                                                      long-term                long-term
                                                                        rate of       Market     rate of       Market
                                                                         return        value      return        value
                                                                      ---------      -------   ---------      -------
                                                                             (%)  ($ million)         (%)  ($ million)
Equities........................................................            8.5           24        11.0           30
Bonds...........................................................            5.5            9         7.0           11
                                                                                     -------                  -------
                                                                                          33                       41
Present value of plan liabilities...............................                       4,326                    3,080
                                                                                     -------                  -------
Other postretirement benefit liability before deferred tax.....                       (4,293)                  (3,039)
Deferred tax....................................................                       1,503                    1,124
                                                                                     -------                  -------
                                                                                      (2,790)                  (1,915)
                                                                                     =======                  =======

                           BP p.l.c. AND SUBSIDIARIES

Note 41 -- Other postretirement benefits (continued)

                                                                                          Year ended
                                                                                        December 31,
                                                                                                2002
                                                                                        ------------
                                                                                          ($ million)
Analysis of the amount that would be charged to operating profit on an FRS 17 basis
Current service cost....................................................................          37
Settlement, curtailment and special termination benefits................................         (78)
                                                                                               -----
Total operating charge..................................................................         (41)
                                                                                               =====
Analysis of the amount that would be charged to other finance costs on an FRS 17 basis
Expected return on plan assets..........................................................           4
Interest on plan liabilities............................................................        (219)
                                                                                               -----
Net return (expense)....................................................................        (215)
                                                                                               =====
Analysis of the amount that would be recognized in the statement of total recognized gains and losses on an FRS 17 basis
Actual return less expected return on plan assets.......................................          (8)
Experience gains and losses arising on the plan liabilities.............................         (89)
Change in assumptions underlying the present value of the plan liabilities..............      (1,165)
                                                                                               -----
Actuarial loss recognized in statement of total recognized gains and losses.............      (1,262)
                                                                                               =====
Movement in deficit during the year on an FRS 17 basis
Deficit in plans at January 1, 2002.....................................................      (3,039)
Movement in year:
  Current service cost..................................................................         (37)
  Settlement, curtailment and special termination benefits..............................          78
  Acquisitions..........................................................................         (36)
  Other finance income..................................................................        (215)
  Employers' contributions..............................................................         218
  Actuarial loss........................................................................      (1,262)
                                                                                               -----
Deficit in plans at December 31, 2002...................................................      (4,293)
                                                                                               =====

                                                                                          Year ended
                                                                                        December 31,
                                                                                                2002
                                                                                        ------------
History of experience gains and losses which would be recognized on an FRS 17 basis
Difference between the expected and actual return on plan assets:
  Amount ($ million)....................................................................          (8)
  Percentage of plan assets.............................................................         (24)%
Experience gains and losses on plan liabilities:
  Amount ($ million)....................................................................         (95)
  Percentage of the present value of the plan liabilities...............................          (2)%
Total amount recognized in statement of total recognized gains and losses:
  Amount ($ million)....................................................................      (1,262)
  Percentage of the present value of the plan liabilities...............................         (29)%
                                                                                               =====

                           BP p.l.c. AND SUBSIDIARIES

Note 41 -- Other postretirement benefits (concluded)

                                                                               At December 31,
                                                             -------------------------------------------------
                                                                       2002                      2001
                                                             -----------------------   -----------------------
                                                                          Profit and                Profit and
                                                                        loss account              loss account
                                                             Net assets      reserve   Net assets      reserve
                                                             ---------- ------------   ---------- ------------
                                                                                ($million)
Group net assets and reserve reconciliation
As reported.............................................         70,047       32,344       65,759       28,312
SSAP 24 other postretirement benefit provision
  (net of deferred tax).................................          1,795        1,795        1,732        1,732
FRS 17 other postretirement benefit provision
  (net of deferred tax).................................         (2,790)      (2,790)      (1,914)      (1,914)
                                                                 ------       ------       ------       ------
Including FRS 17 other postretirement benefits liability
  (net of deferred tax).................................         69,052       31,349       65,577       28,130
                                                                 ======       ======       ======       ======

     Further information presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 132 -- 'Employers' Disclosures about Pensions and Other Postretirement Benefits' is set out below.

                                                                               2002         2001
                                                                            -------      -------
                                                                                 ($ million)

Benefit obligation at January 1......................................         3,080        2,562
Service cost.........................................................            37           31
Interest cost........................................................           219          187
Plan amendments......................................................            --           78
Settlement, curtailment and special termination benefits.............           (78)         (30)
Actuarial loss.......................................................         1,255          476
Acquisitions.........................................................            36           --
Benefit payments.....................................................          (223)        (224)
                                                                             ------       ------
Benefit obligation at December 31....................................         4,326        3,080
                                                                             ------       ------

Fair value of plan assets at January 1...............................            41           49
Actual return on plan assets.........................................            (4)          (3)
Benefit payments.....................................................            (4)          (5)
                                                                             ------       ------
Fair value of plan assets at December 31.............................            33           41
                                                                             ------       ------

Funded status........................................................        (4,293)      (3,039)
Unrecognized net actuarial (gain) loss...............................         1,580          349
Unrecognized prior service cost......................................           (49)          26
                                                                             ------       ------
Provision for postretirement benefits................................        (2,762)      (2,664)
                                                                             ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 42 -- Joint ventures and associated undertakings

     The significant joint ventures and associated undertakings of the BP Group at December 31, 2002 are shown in Note 47. Transactions between these entities and the Group are summarized below.

Sales to joint ventures and associated undertakings

                                                          2002                      2001               2000
                                                ---------------------     ---------------------      -------
                                                               Amount                    Amount
                                                        receivable at             receivable at
                           Product                 Sales  December 31        Sales  December 31        Sales
                           -------               ------- ------------      ------- ------------      -------
                                                      ($ million)                ($ million)       ($ million)
Joint ventures

BP Solvay Polyethylene
  Europe                   Chemicals feedstocks      308           55           24           24           --
Pan American Energy        Crude oil                 124           10          121            5          101
BP/Mobil                   Crude oil and products     --           --           --           --        2,933
Watson Cogeneration        Natural gas               118            5          177            3           87

Associated undertakings

BP Solvay Polyethylene
  North America            Chemicals feedstocks      143           14           20           20           --
China American
  Petrochemical Co.        Chemicals feedstocks      117           22           92            2           --
Erdoelchemie               Chemicals feedstocks       --           --          250           --          718
Ruhrgas                    Natural gas                98           --          124           11           78


Purchases from joint ventures and associated undertakings

                                                          2002                      2001               2000
                                                ---------------------     ---------------------      -------
                                                               Amount                    Amount
                                                           payable at                payable at
                           Product             Purchases  December 31    Purchases  December 31    Purchases
                           -------              -------- ------------     -------- ------------     --------
                                                      ($ million)                ($ million)      ($ million)
Joint ventures

Pan American Energy        Crude oil                 200           12          178           14          139
BP/Mobil                   Crude oil and products     --           --           --           --        1,762
Watson Cogeneration        Electricity and steam      94           10          187            7          129

Associated undertakings

Abu Dhabi Marine Areas     Crude oil                 504           55          555           37          671
Abu Dhabi Petroleum Co.    Crude oil                 759           77          820           47          948
BP Solvay Polyethylene
  North America            Chemicals feedstocks        7            1           --           --           --
China American             Petrochemicals             77           15           16           --           --
  Petrochemical Co.
Erdoelchemie               Petrochemicals             --           --           50           --          114
Ruhrgas                    Natural gas                 5           --           18           --           --

                           BP p.l.c. AND SUBSIDIARIES

Note 42 -- Joint ventures and associated undertakings (concluded)

     On July 31, 2002 BP sold its 25.5% of Ruhrgas, previously an associated undertaking. The sales and purchases shown above occurred in the period to July 31, 2002.

     On November 1, 2001, the BP Solvay Polyethylene Europe joint venture was formed. The sales figures for 2001 are from November 1, 2001.

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

Note 43 -- Contingent liabilities

     There were contingent liabilities at December 31, 2002 in respect of guarantees and indemnities entered into as part of the ordinary course of the group's business. No material losses are likely to arise from such contingent liabilities.

     Approximately 200 lawsuits were filed in State and Federal Courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies which own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 47% interest (reduced during 2001 from 50% by a sale of 3% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP's combination with Atlantic Richfield Company (ARCO). Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages which it has incurred. If any claims are asserted by Exxon which affect Alyeska and its owners, BP will defend the claims vigorously.

     Since 1987, Atlantic Richfield Company (ARCO), a current subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the USA alleging injury to persons and property caused by lead pigment in paint. The majority of the lawsuits have been abandoned or dismissed as against ARCO. ARCO (and in one case two of its affiliates) is named in these lawsuits as alleged successor to International Smelting & Refining which, along with a predecessor company, manufactured lead pigment during the period 1920-1946. Plaintiffs include individuals and governmental entities. Several of the lawsuits purport to be class actions. The lawsuits (depending on plaintiff) seek various remedies including: compensation to lead-poisoned children; cost to find and remove lead paint from buildings; medical monitoring and screening programmes; public warning and education on lead hazards; reimbursement of government healthcare costs and special education for lead-poisoned citizens; and punitive damages. No case has been settled or tried to conclusion. While the amounts claimed could be substantial and it is not possible to predict the outcome of these legal actions, ARCO believes that it has valid defences and it intends to defend such actions vigorously. Consequently, BP believes that the impact of these lawsuits on the Group's results of operations, financial position or liquidity will not be material.

                           BP p.l.c. AND SUBSIDIARIES

Note 43 -- Contingent liabilities (concluded)

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

     The parent company has issued guarantees under which amounts outstanding at December 31, 2002 were $19,952 million (at December 31, 2001 $19,900 million), including $19,896 million (at December 31, 2001 $19,843 million) in respect of borrowings by its subsidiary undertakings and $56 million (at December 31, 2001 $57 million) in respect of liabilities of other third parties. In addition, other group companies have issued guarantees under which amounts outstanding at December 31, 2002 were $338 million (at December 31, 2001 $327 million) in respect of borrowings of joint ventures and associated undertakings and $237 million (at December 31, 2001 $218 million) in respect of liabilities of other third parties.

Note 44 -- Capital commitments

     Authorized  future  capital   expenditure  by  group  companies  for  which
contracts had been placed at December 31, 2002 amounted to $5,966 million (at December 31, 2001 $4,712 million).

                           BP p.l.c. AND SUBSIDIARIES

Note 45 -- New accounting standard for deferred tax

     With effect from January 1, 2002 BP has adopted Financial Reporting Standard No.19 'Deferred Tax' (FRS 19). This standard generally requires that deferred tax should be provided on a full liability basis rather than on a restricted liability basis as required by Statement of Standard Accounting Practice No.15 'Accounting for Deferred Tax'. The adoption of FRS 19 has been treated as a change in accounting policy.

     Under FRS 19 deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less, tax in the future. In particular:

     -- Provision is made for tax on gains arising from the disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the replacement assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

     -- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, joint ventures and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

     Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

     Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

     As a consequence of adopting FRS 19, acquisitions have been restated as if the new standard applied at that time. This leads to the creation of higher deferred tax liabilities and greater amounts of goodwill on those acquisitions.

     The change in accounting policy has resulted in a prior year adjustment. Shareholders' funds at January 1, 2001 have been reduced by $7,832 million and the tax charge for the year ended December 31, 2001 increased by $1,358 million. The provision for deferred tax has been increased by $10,047 million at December 31, 2001. Profit for the current year has been reduced by approximately $750 million as a result of the change in accounting policy.

     Comparative information for 2001 and 2000 has been restated to reflect the changes described above.

                           BP p.l.c. AND SUBSIDIARIES

Note 45 -- New accounting standard for deferred tax (continued)

Years ended December 31,                                            As restated               As reported
                                                             -----------------------    ----------------------
                                                                   2001         2000         2001         2000
                                                             ----------   ----------   ----------  -----------
                                                                                ($ million)
Turnover..................................................      175,389      161,826      175,389      161,826
Less: Joint ventures......................................        1,171       13,764        1,171       13,764
                                                                 ------       ------       ------       ------
Group turnover............................................      174,218      148,062      174,218      148,062
Replacement cost of sales.................................      147,001      120,797      146,893      120,720
Production taxes..........................................        1,689        2,061        1,689        2,061
                                                                 ------       ------       ------       ------
Gross profit..............................................       25,528       25,204       25,636       25,281
Distribution and administration expenses..................       10,918        9,331       10,918        9,331
Exploration expense.......................................          480          599          480          599
                                                                 ------       ------       ------       ------
                                                                 14,130       15,274       14,238       15,351
Other income..............................................          694          805          694          805
                                                                 ------       ------       ------       ------
Group replacement cost operating profit...................       14,824       16,079       14,932       16,156
Share of profits of joint ventures........................          443          808          443          808
Share of profits of associated undertakings...............          760          792          760          792
                                                                 ------       ------       ------       ------
Total replacement cost operating profit (a)...............       16,027       17,679       16,135       17,756
Profit (loss) on sale of businesses or termination
  of operations...........................................          (68)         132          (68)         132
Profit (loss) on sale of fixed assets.....................          603           88          603           88
                                                                 ------       ------       ------       ------
Replacement cost profit before interest and tax...........       16,562       17,899       16,670       17,976
Inventory holding gains (losses)..........................       (1,900)         728       (1,900)         728
                                                                 ------       ------       ------       ------
Historical cost profit before interest and tax............       14,662       18,627       14,770       18,704
Interest expense..........................................        1,670        1,770        1,670        1,770
                                                                 ------       ------       ------       ------
Profit before taxation....................................       12,992       16,857       13,100       16,934
Taxation..................................................        6,375        6,648        5,017        4,972
                                                                 ------       ------       ------       ------
Profit after taxation.....................................        6,617       10,209        8,083       11,962
Minority shareholders' interest -- equity.................           61           89           73           92
                                                                 ------       ------       ------       ------
Profit for the year*......................................        6,556       10,120        8,010       11,870
Dividend requirements on preference shares*...............            2            2            2            2
                                                                 ------       ------       ------       ------
Profit for the year applicable to ordinary shares*........        6,554       10,118        8,008       11,868
                                                                 ======       ======       ======       ======
Profit per ordinary share -- cents
Basic.....................................................        29.21        46.76        35.70        54.85
Diluted...................................................        29.04        46.46        35.48        54.48
                                                                 ======       ======       ======       ======
Dividends per ordinary share-- cents......................         22.0         20.5         22.0         20.5
                                                                 ======       ======       ======       ======
Average number outstanding of 25 cents ordinary
  shares (in thousands)...................................   22,435,737   21,638,280   22,435,737   21,638,280
                                                             ==========   ==========   ==========   ==========


---------------

* A summary of the adjustments to profit for the year of the Group which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 50.

                           BP p.l.c. AND SUBSIDIARIES

Note 45 -- New accounting standard for deferred tax (concluded)

                                                               As restated               As reported
                                                        ----------------------    ----------------------
                                                             2001         2000         2001         2000
                                                        ---------    ---------    ---------   ----------
                                                                          ($ million)
(a)  Total replacement cost operating profit
     Exploration and Production.......................     12,361       13,972       12,417       14,012
     Gas, Power and Renewables (b)....................        488          532          521          571
     Refining and Marketing...........................      3,573        3,486        3,625        3,523
     Chemicals........................................        128          760          128          760
     Other businesses and corporate (b)...............       (523)      (1,071)        (556)      (1,110)
                                                           ------       ------       ------       ------
                                                           16,027       17,679       16,135       17,756
                                                           ======       ======       ======       ======

(b) Restatement is related to the transfer of the solar, renewables and alternative fuels activities from Other businesses and corporate to Gas, Power and Renewables - see Note 46.

Balance sheet at December 31, 2001                                            Restated     Reported
                                                                              --------     --------
                                                                                   ($ million)
Fixed assets
  Intangible assets...........................................                  16,489       15,593
  Tangible assets.............................................                  77,410       77,410
  Investments.................................................                  11,963       12,047
                                                                                ------       ------
                                                                               105,862      105,050
                                                                                ------       ------
Current assets.....................................................             36,108       36,108
Creditors - amounts falling due within one year....................             37,614       37,614
                                                                                ------       ------
Net current liabilities............................................             (1,506)      (1,506)
                                                                                ------       ------
Total assets less current liabilities..............................            104,356      103,544
Creditors - amounts falling due after more than one year...........             15,413       15,413
Provisions for liabilities and charges
Deferred taxation.............................................                  11,702        1,655
Other provisions..............................................                  11,482       11,482
                                                                                ------       ------
Net assets.........................................................             65,759       74,994
Minority shareholders' interest....................................                598          627
                                                                                ------       ------
BP shareholders' interest...........................................            65,161       74,367
                                                                                ======       ======

Statement of total recognized gains and losses
                                                                              Restated     Reported
                                                                              --------     --------
                                                                                   ($ million)
For the year ended December 31, 2001
Profit for the year................................................              6,556        8,010
Currency translation differences (net of tax)......................               (828)        (908)
                                                                                ------       ------
Total recognized gains and losses..................................              5,728        7,102
                                                                                ======       ======

For the year ended December 31, 2000
Profit for the year................................................             10,120       11,870
Currency translation differences (net of tax)......................             (2,340)      (2,508)
                                                                                ------       ------
Total recognized gains and losses..................................              7,780        9,362
                                                                                ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 46 -- Transfer of solar, renewables and alternative fuels activities

     With effect from January 1, 2002, the solar, renewables and alternative fuels activities were transferred from Other Businesses and Corporate to Gas and Power. To reflect this transfer, Gas and Power has been renamed Gas, Power and Renewables from the same date. Comparative information for 2001 and 2000 has been restated to reflect this change.

                                                                 As restated                 As reported
                                                         -------------------------   -------------------------
                                                         Gas, Power          Other   Gas, Power          Other
                                                                and     businesses          and     businesses
                                                         Renewables  and corporate   Renewables  and corporate
                                                         ----------  -------------   ----------  -------------
                                                                            ($ million)
December 31, 2001
Turnover..............................................       39,442            549       39,208            783
                                                           --------       --------     --------       --------
Group replacement cost operating profit...............          304           (598)         337           (631)
Joint ventures........................................           --             --           --             --
Associated undertakings...............................          184             75          184             75
                                                           --------       --------     --------       --------
Total replacement cost operating profit...............          488           (523)         521           (556)
Exceptional items.....................................           --            166           (1)           167
                                                           --------       --------     --------       --------
Replacement cost profit before interest and tax.......          488           (357)         520           (389)
                                                           --------       --------     --------       --------

Inventory holding gains (losses)......................          (81)            --          (81)            --
                                                           --------       --------     --------       --------
Capital expenditure and acquisitions..................          492            430          359            563
                                                           --------       --------     --------       --------
Operating capital employed............................        3,125          1,489(a)     2,764          1,850
                                                           --------       --------     --------       --------
Tangible assets.......................................        1,644          1,351        1,419          1,576
                                                           --------       --------     --------       --------
Number of employees -- year end.......................        4,200          2,850        1,950          5,100
                                                           --------       --------     --------       --------
Number of employees -- average........................        3,900          2,950        1,800          5,050
                                                           ========       ========     ========       ========


December 31, 2000
Turnover..............................................       21,203             59       21,013            249
                                                           --------       --------     --------       --------
Group replacement cost operating profit...............          370         (1,113)         409         (1,152)
Joint ventures........................................           --             --           --             --
Associated undertakings...............................          162             42          162             42
                                                           --------       --------     --------       --------
Total replacement cost operating profit...............          532         (1,071)         571         (1,110)
Exceptional items.....................................            2            213            1            214
                                                           --------       --------     --------       --------
Replacement cost profit before interest and tax.......          534           (858)         572           (896)
                                                           --------       --------     --------       --------

Inventory holding gains (losses)......................           11             --           11             --
                                                           --------       --------     --------       --------
Number of employees -- year end... ...................        3,400          3,100        1,600          4,900
                                                           --------       --------     --------       --------
Number of employees -- average........................        3,200          2,900        1,500          4,600
                                                           ========       ========     ========       ========

---------------

(a)  Before FRS 19 Deferred Tax restatement of $84 million.

                           BP p.l.c. AND SUBSIDIARIES

Note 47 -- Summarized financial information on joint ventures and associated undertakings

     A summarized statement of income and assets and liabilities based on latest information available, with respect to the Group's equity accounted joint ventures and associated undertakings, is set out below:

                                                                       Years ended December 31,
                                                                  --------------------------------
                                                                     2002         2001         2000
                                                                 --------     --------    ---------
                                                                              ($ million)

Sales and other operating revenue...........................       22,457       27,503       45,335
Gross profit................................................        4,180        5,164        8,968
Profit for the year.........................................        2,049        3,105        4,219
                                                                 ========     ========    =========

                                                                                     December 31,
                                                                                 ------------------
                                                                                  2002         2001
                                                                                ------       ------
                                                                                     ($ million)

Fixed and other assets......................................                    17,350       25,175
Current assets..............................................                     6,895       14,402
                                                                                ------       ------
                                                                                24,245       39,577
Current liabilities.........................................                    (6,344)     (10,022)
Noncurrent liabilities......................................                    (6,894)      (9,365)
                                                                                ------       ------
Net assets..................................................                    11,007       20,190
                                                                                ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 47 -- Summarized financial information on associated undertakings and joint ventures (concluded)

     The more important joint ventures and associated undertakings of the Group at December 31, 2002 and the percentage of ordinary share capital owned or joint venture interest (to nearest whole number) are:

                                                        Country of
                                                %       incorporation      Principal activities
                                                --      ----------         ----------------
Associated undertakings

Abu Dhabi
Abu Dhabi Marine Areas......................    37      England            Crude oil production
Abu Dhabi Petroleum Co......................    24      England            Crude oil production

Russia
Rusia Petroleum.............................    29      Russia             Exploration and production
Sidanco.....................................    25      Russia             Integrated oil operations

Taiwan
China American Petrochemical Co.............    50      Taiwan             Chemicals

USA
BP Solvay Polyethylene North America........    49      USA                Chemicals

                                                        Principal place
                                                %       of business        Principal activities
                                                --      ----------         ----------------
Joint ventures

BP Solvay Polyethylene Europe...............    50      Europe             Chemicals
CaTO Finance Partnership....................    50      UK                 Finance
Lukarco.....................................    46      Kazakhstan         Exploration and production, pipelines
Malaysia - Thailand Joint Development Area..    25      Thailand           Exploration and Production
Pan American Energy.........................    60      Argentina          Exploration and Production
Unimar Company Texas (Partnership)..........    50      Indonesia          Exploration and Production
Watson Cogeneration.........................    51      USA                Power generation

                           BP p.l.c. AND SUBSIDIARIES

Note 48 -- Oil and natural gas exploration and production activities (a)

Capitalized costs at December 31

                                                                Rest of                   Rest of
                                                        UK       Europe          USA        World        Total
                                                  --------     --------     --------     --------     --------
                                                                            ($ million)
2002
Gross capitalized costs:
  Proved properties..............................   26,804        4,029       46,996       24,604      102,433
  Unproved properties............................      294          179        1,045        3,669        5,187
                                                    ------       ------       ------       ------       ------
                                                    27,098        4,208       48,041       28,273      107,620
Accumulated depreciation.........................   16,394        2,591       22,613       12,653       54,251
                                                    ------       ------       ------       ------       ------
Net capitalized costs............................   10,704        1,617       25,428       15,620       53,369
                                                    ======       ======       ======       ======       ======

2001
Gross capitalized costs:
  Proved properties..............................   23,627        2,912       42,868       21,488       90,895
  Unproved properties............................      313          120        1,426        3,677        5,536
                                                    ------       ------       ------       ------       ------
                                                    23,940        3,032       44,294       25,165       96,431
Accumulated depreciation.........................   13,320        1,883       19,508       10,980       45,691
                                                    ------       ------       ------       ------       ------
Net capitalized costs............................   10,620        1,149       24,786       14,185       50,740
                                                    ======       ======       ======       ======       ======

2000
Gross capitalized costs:
  Proved properties..............................   24,319        2,683       38,494       19,607       85,103
  Unproved properties............................      482           73        1,754        3,449        5,758
                                                    ------       ------       ------       ------       ------
                                                    24,801        2,756       40,248       23,056       90,861
Accumulated depreciation.........................   13,182        1,797       18,204        8,933       42,116
                                                    ------       ------       ------       ------       ------
Net capitalized costs............................   11,619          959       22,044       14,123       48,745
                                                    ======       ======       ======       ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 48 -- Oil and natural gas exploration and production activities (a) (continued)

Costs incurred for the year ended December 31

                                                                Rest of                   Rest of
                                                        UK       Europe          USA        World        Total
                                                  --------     --------     --------     --------     --------
                                                                            ($ million)
2002
Acquisition of properties:
  Proved.........................................       --            4           --           59           63
  Unproved.......................................       --           --           29            8           37
                                                    ------       ------       ------       ------       ------
                                                        --            4           29           67          100
Exploration and appraisal costs (b)..............       28           68          441          571        1,108
Development costs................................      895          219        3,618        2,503        7,235
                                                    ------       ------       ------       ------       ------
Total costs......................................      923          291        4,088        3,141        8,443
                                                    ======       ======       ======       ======       ======

2001
Acquisition of properties:
  Proved.........................................       --           --           --           47           47
  Unproved.......................................        4           --           20          193          217
                                                    ------       ------       ------       ------       ------
                                                         4           --           20          240          264
Exploration and appraisal costs (b)..............      109           80          295          618        1,102
Development costs................................      930          271        3,723        1,934        6,858
                                                    ------       ------       ------       ------       ------
Total costs......................................    1,043          351        4,038        2,792        8,224
                                                    ======       ======       ======       ======       ======

2000
Acquisition of properties:
  Proved.........................................    2,838           --        8,962        2,036       13,836
  Unproved.......................................       14           --          499        1,786        2,299
                                                    ------       ------       ------       ------       ------
                                                     2,852           --        9,461        3,822       16,135
Exploration and appraisal costs (b)..............       86           67          676          466        1,295
Development costs................................      808          153        2,328        1,274        4,563
                                                    ------       ------       ------       ------       ------
Total costs......................................    3,746          220       12,465        5,562       21,993
                                                    ======       ======       ======       ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 48 -- Oil and natural gas exploration and production activities (a) (continued)


Results of operations for the year ended December 31

                                                                Rest of                   Rest of
                                                        UK       Europe          USA        World        Total
                                                  --------     --------     --------     --------     --------
                                                                            ($ million)
2002
Turnover (c):
  Third parties..................................    2,249          465        1,321        2,497        6,532
  Sales between businesses.......................    3,169          594        7,857        4,952       16,572
                                                    ------       ------       ------       ------       ------
                                                     5,418        1,059        9,178        7,449       23,104
                                                    ------       ------       ------       ------       ------
Exploration expense..............................       27           47          258          312          644
Production costs.................................      662          101        1,419          950        3,132
Production taxes.................................      279            7          288          670        1,244
Other costs (d)..................................      315           36        1,558        1,494        3,403
Depreciation.....................................    1,875          154        3,129        1,544        6,702
                                                    ------       ------       ------       ------       ------
                                                     3,158          345        6,652        4,970       15,125
                                                    ------       ------       ------       ------       ------
Profit before taxation (e).......................    2,260          714        2,526        2,479        7,979
Allocable taxes..................................    1,375          412          890          887        3,564
                                                    ------       ------       ------       ------       ------
Results of operations ...........................      885          302        1,636        1,592        4,415
                                                    ======       ======       ======       ======       ======

2001
Turnover (c):
  Third parties..................................    2,979          564        1,642        2,581        7,766
  Sales between businesses.......................    3,003          462        9,645        4,892       18,002
                                                    ------       ------       ------       ------       ------
                                                     5,982        1,026       11,287        7,473       25,768
                                                    ------       ------       ------       ------       ------
Exploration expense..............................       14           22          256          188          480
Production costs.................................      878           91        1,379          915        3,263
Production taxes.................................      559           17          384          688        1,648
Other costs (d)..................................       25           33        1,743        1,534        3,335
Depreciation.....................................    1,353          115        3,090        1,115        5,673
                                                    ------       ------       ------       ------       ------
                                                     2,829          278        6,852        4,440       14,399
                                                    ------       ------       ------       ------       ------
Profit before taxation (e).......................    3,153          748        4,435        3,033       11,369
Allocable taxes..................................    1,046          306        1,463        1,201        4,016
                                                    ------       ------       ------       ------       ------
Results of operations ...........................    2,107          442        2,972        1,832        7,353
                                                    ======       ======       ======       ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 48 -- Oil and natural gas exploration and production activities (a) (continued)


Results of operations for the year ended December 31 (continued)

                                                                Rest of                   Rest of
                                                        UK       Europe          USA        World        Total
                                                  --------     --------     --------     --------     --------
                                                                            ($ million)
2000
Turnover (c):
  Third parties..................................    3,538          926        4,242        2,446       11,152
  Sales between businesses.......................    3,191          138        6,755        5,593       15,677
                                                    ------       ------       ------       ------       ------
                                                     6,729        1,064       10,997        8,039       26,829
                                                    ------       ------       ------       ------       ------
Exploration expense..............................       36           42          257          264          599
Production costs.................................      772           86        1,311          786        2,955
Production taxes.................................      641            6          437          911        1,995
Other costs (d)..................................       74            6        1,624        1,889        3,593
Depreciation.....................................    1,453           98        2,446          748        4,745
                                                    ------       ------       ------       ------       ------
                                                     2,976          238        6,075        4,598       13,887
                                                    ------       ------       ------       ------       ------
Profit before taxation (e).......................    3,753          826        4,922        3,441       12,942
Allocable taxes..................................    1,127          355        1,712        1,376        4,570
                                                    ------       ------       ------       ------       ------
Results of operations ...........................    2,626          471        3,210        2,065        8,372
                                                    ======       ======       ======       ======       ======

----------

     The Group's share of joint ventures' and associated undertakings' results of operations in 2002 was a profit of $372 million (2001 $246 million and 2000 $293 million) after deducting a tax charge of $110 million (2001 $138 million tax charge and 2000 $97 million tax charge).

     The Group's share of joint ventures' and associated undertakings' net capitalized costs at December 31, 2002 was $4,350 million (December 31, 2001 $3,325 million and December 31, 2000 $3,354 million).

     The Group's share of joint ventures' and associated undertakings' costs incurred in 2002 was $850 million (2001 $419 million and 2000 $1,490 million).

(a) This note relates to the requirements contained within the UK Statement of Recommended Practice 'Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities'. Mid-stream activities of natural gas gathering and distribution and the operation of the main pipelines and tankers are excluded. The main mid-stream activities are the Alaskan transportation facilities, the Forties Pipeline system and the Central Area Transmission System. The Group's share of joint ventures' and associated undertakings' activities is excluded from the tables and included in the footnotes, with the exception of the Abu Dhabi operations which are included in the income and expenditure items above. Profits (losses) on sale of fixed assets and businesses or termination of operations relating to the oil and natural gas exploration and production activities, which have been accounted as exceptional items, are also excluded.

(b) Includes exploration and appraisal drilling expenditure and licence acquisition costs which are capitalized within intangible fixed assets and geological and geophysical exploration costs which are charged to income as incurred.

(c) Turnover represents sales of production excluding royalty oil where royalty is payable in kind.

                           BP p.l.c. AND SUBSIDIARIES

Note 48 -- Oil and natural gas exploration and production activities (a) (concluded)


(d) Includes cost of royalty oil not taken in kind, property taxes and other government take.

(e) The exploration and production total replacement cost operating profit comprises:

                                                                Rest of                   Rest of
                                                        UK       Europe          USA        World        Total
                                                  --------     --------     --------     --------     --------
                                                                          ($ million)
    Year ended December 31, 2002
    Exploration and production activities
    -- Group (as above).....................         2,260          714        2,526        2,479        7,979
    -- Equity-accounted entities............            --           --           16          466          482
    Midstream activities....................           266           --          293          186          745
                                                  --------     --------     --------     --------     --------
    Total replacement cost operating profit          2,526          714        2,835        3,131        9,206
                                                  ========     ========     ========     ========     ========

    Year ended December 31, 2001
    Exploration and production activities
    -- Group (as above).....................         3,153          748        4,435        3,033       11,369
    -- Equity-accounted entities............            --           --           --          384          384
    Midstream activities....................           271           --          138          199          608
                                                  --------     --------     --------     --------     --------
    Total replacement cost operating profit          3,424          748        4,573        3,616       12,361
                                                  ========     ========     ========     ========     ========

    Year ended December 31, 2000
    Exploration and production activities
    -- Group (as above).....................         3,753          826        4,922        3,441       12,942
    -- Equity-accounted entities............            --           --           --          390          390
    Midstream activities....................           290           --          152          198          640
                                                  --------     --------     --------     --------     --------
    Total replacement cost operating profit          4,043          826        5,074        4,029       13,972
                                                  ========     ========     ========     ========     ========

Note 49 -- Business and geographical analysis

     BP has four reportable operating segments -- Exploration and Production; Gas, Power and Renewables; Refining and Marketing; and Chemicals. Exploration and Production's activities include oil and natural gas exploration and field development and production (upstream activities), together with pipeline transportation and natural gas processing (midstream activities). Gas, Power and Renewables activities include marketing and trading of natural gas, natural gas liquids, new market development, LNG and solar and renewables. The activities of Refining and Marketing include oil supply and trading as well as refining and marketing (downstream activities). Chemicals activities include petrochemicals manufacturing and marketing.

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

                           BP p.l.c. AND SUBSIDIARIES

Note 49 -- Business and geographical analysis (continued)

By business

                                                        Gas                               Other
                                   Exploration        Power    Refining              businesses
                                           and          and         and                     and
                                    Production   Renewables   Marketing   Chemicals   corporate(a)  Eliminations      Total
                                   -----------   ----------   ---------   ---------   ---------     ------------      -----
                                                                          ($ million)
2002
Group turnover -- third parties......    7,197       36,037     122,470      12,507         510               --    178,721
               -- sales between
                  businesses(b)......   18,556        1,320       3,366         557          --          (23,799)        --
                                       -------      -------     -------     -------     -------          -------    -------
                                        25,753       37,357     125,836      13,064         510          (23,799)   178,721
                                       -------      -------     -------     -------      ------          -------

Share of sales by joint ventures.....                                                                                 1,465
                                                                                                                  ---------
                                                                                                                    180,186
                                                                                                                  ---------
Equity accounted income (c)..........      611         107          204         (12)         52                         962
                                       -------     -------      -------     -------      ------                     -------
Total replacement cost operating
  profit (loss)(d)...................    9,206         354          872         515        (701)                     10,246
Exceptional items (e)................     (726)      1,551          613        (256)        (14)                      1,168
Inventory holding gains (losses).....        3          51        1,049          26          --                       1,129
                                       -------     -------      -------     -------      ------                     -------
Historical cost profit (loss) before
  interest and tax...................    8,483       1,956        2,534         285        (715)                     12,543
                                       -------     -------      -------     -------      ------                     -------

Total assets (f).....................   72,801       6,927       55,815      16,595       6,987                     159,125
Operating capital employed (g).......   62,117       2,642       31,006      12,631         490                     108,886
Depreciation and amounts provided(h).    6,799         117        2,658         749          78                      10,401
Capital expenditure and acquisitions(i)  9,699         408        7,753         823         428                      19,111



2001
Group turnover -- third parties.....     8,569      36,488      117,330      11,282         549              --     174,218
               -- sales between
                  businesses (b)....    19,660       2,954        2,903         233          --         (25,750)         --
                                       -------     -------      -------     -------     -------          -------    -------
                                        28,229      39,442      120,233      11,515         549         (25,750)    174,218
                                       -------     -------      -------     -------     -------         -------

Share of sales by joint ventures....                                                                                  1,171
                                                                                                                  ---------
                                                                                                                    175,389
                                                                                                                  ---------

Equity accounted income (c).........       559       184           278         107          75                        1,203
                                       -------   -------        -------     -------     -------                     -------
Total replacement cost operating
  profit(loss) (d)..................    12,361       488         3,573         128        (523)                      16,027
Exceptional items (e)...............       195        --           471        (297)        166                          535
Inventory holding gains (losses)....        (6)      (81)       (1,583)       (230)         --                       (1,900)
                                       -------   -------       -------     -------      ------                      -------
Historical cost profit (loss) before
  interest and tax..................    12,550       407         2,461        (399)       (357)                      14,662
                                       -------   -------       -------     -------      ------                      -------

Total assets (f)....................    70,017     5,775        43,553      15,098       7,527                      141,970
Operating capital employed (g)......    60,146     3,125        25,319      11,996       1,405                      101,991
Depreciation and amounts provided (h)    6,043        67         2,302         588          96                        9,096
Capital expenditure and acquisitions(i)  8,861       492         2,415       1,926         430                       14,124

                           BP p.l.c. AND SUBSIDIARIES

Note 49 -- Business and geographical analysis (continued)

By business (continued)

                                                        Gas                               Other
                                   Exploration        Power    Refining              businesses
                                           and          and         and                     and
                                    Production   Renewables   Marketing   Chemicals   corporate(a)  Eliminations   Total
                                   -----------   ----------   ---------   ---------   ---------     ------------   -----
                                                                          ($ million)
2000
Group turnover-- third parties......    14,155     20,857       101,960      11,031          59              --     148,062
              -- sales between
                 businesses (b).....    16,787        346         5,923         216          --         (23,272)         --
                                       -------    -------       -------     -------     -------         -------     -------
                                        30,942     21,203       107,883      11,247          59         (23,272)    148,062
                                       -------    -------       -------     -------      ------         -------
Share of sales by joint ventures....                                                                                 13,764
                                                                                                                  ---------
                                                                                                                    161,826
                                                                                                                  ---------
Equity accounted income (c).........       613       162            599         184          42                       1,600
                                       -------   -------        -------     -------      ------                     -------
Total replacement cost operating
  profit (loss) (d).................    13,972       532          3,486         760      (1,071)                     17,679
Exceptional items (e)...............       119         2             98        (212)        213                         220
Inventory holding gains (losses)....         4        11            620          93          --                         728
                                       -------   -------        -------     -------      ------                     -------
Historical cost profit (loss) before
  interest and tax..................    14,095       545          4,204         641        (858)                     18,627
                                       -------   -------        -------     -------      ------                     -------

Total assets (f)....................    66,405     6,997         46,288      13,674      11,498                     144,862
Operating capital employed (g)......    57,001     3,208         28,307      11,008       2,094                     101,618
Depreciation and amounts provided (h)    5,196        55          1,752         704          83                       7,790
Capital expenditure and acquisitions(i)  6,383       376          8,693       1,585      30,576                      47,613


By geographical area

                                                          Rest of               Rest of
                                                   UK(j)   Europe        USA      World  Eliminations      Total
                                             --------    --------   --------   --------  ------------     ------
                                                                          ($ million)
2002
Group turnover --  third parties (k)........   34,075      38,538     78,282     27,826            --    178,721
               --  sales between areas......   14,673       7,980      2,099      6,575       (31,327)        --
                                              -------     -------    -------    -------       -------    -------
                                               48,748      46,518     80,381     34,401       (31,327)   178,721
                                              -------     -------    -------    -------       -------
Share of sales by joint ventures............      129         298        236        802            --      1,465
                                                                                                         -------
                                                                                                         180,186
                                                                                                         -------
Equity accounted income (c).................       (5)        131        225        611                      962
                                              -------     -------    -------    -------                  -------
Total replacement cost operating
  profit (d)................................    1,696       1,703      2,890      3,957                   10,246
Exceptional items (e).......................      (88)      1,817       (242)      (319)                   1,168
Inventory holding gains (losses)............       88         283        640        118                    1,129
                                              -------     -------    -------    -------                  -------
Historical cost profit before
  interest and tax..........................    1,696       3,803      3,288      3,756                   12,543
                                              -------     -------    -------    -------                  -------
Total assets (f)............................   33,016      25,012     63,982     37,115                  159,125
Operating capital employed (g)..............   20,949      11,877     48,256     27,804                  108,886
Depreciation and amounts provided (h).......    2,821         867      4,780      1,933                   10,401
Capital expenditure and acquisitions (i)....    1,637       6,556      6,095      4,823                   19,111

                           BP p.l.c. AND SUBSIDIARIES

Note 49 -- Business and geographical analysis (continued)

By geographical area (continued)

                                                          Rest of               Rest of
                                                   UK(j)   Europe        USA      World  Eliminations      Total
                                             --------    --------   --------   --------  ------------     ------
                                                                          ($ million)
2001
Group turnover -- third parties (k).........   34,151      29,098     83,757     27,212            --    174,218
               -- sales between areas.......   13,467       7,603        939      6,699       (28,708)        --
                                              -------     -------    -------    -------       -------    -------
                                               47,618      36,701     84,696     33,911       (28,708)   174,218
                                              -------     -------    -------    -------       -------
Share of sales by joint ventures............       13          30        318        810            --      1,171
                                                                                                         -------
                                                                                                         175,389
                                                                                                         -------
Equity accounted income (c).................       11         235        309        648                    1,203
                                              -------     -------    -------    -------                  -------
Total replacement cost operating
  profit (d)................................    2,668       1,814      6,941      4,604                   16,027
Exceptional items (e).......................     (319)         33        289        532                      535
Inventory holding gains (losses)............     (225)       (444)    (1,014)      (217)                  (1,900)
                                              -------     -------    -------    -------                  -------
Historical cost profit before
  interest and tax..........................    2,124       1,403      6,216      4,919                   14,662
                                              -------     -------    -------    -------                  -------
Total assets (f)............................   29,951      15,287     63,150     33,582                  141,970
Operating capital employed (g)..............   19,477       7,346     45,188     29,980                  101,991
Depreciation and amounts provided (h).......    2,159         513      4,937      1,487                    9,096
Capital expenditure and acquisitions (i)....    2,128       1,787      6,160      4,049                   14,124


2000
Group turnover   --  third parties (k)......   34,430      18,642     70,255     24,735            --    148,062
                 --  sales between areas....   10,970       1,911        829      6,279       (19,989)        --
                                              -------     -------    -------    -------       -------    -------
                                               45,400      20,553     71,084     31,014       (19,989)   148,062
                                              -------     -------    -------    -------       -------
Share of sales by joint ventures............    3,314      12,316        270        686        (2,822)    13,764
                                                                                                         -------
                                                                                                         161,826
                                                                                                         -------
Equity accounted income (c).................      144         525        290        641                    1,600
                                              -------     -------    -------    -------                  -------
Total replacement cost operating
  profit (d)................................    3,773       2,013      7,219      4,674                   17,679
Exceptional items (e).......................       12         (19)       459       (232)                     220
Inventory holding gains (losses)............      103         107        387        131                      728
                                              -------     -------    -------    -------                  -------
Historical cost profit before
  interest and tax..........................    3,888       2,101      8,065      4,573                   18,627
                                              -------     -------    -------    -------                  -------
Total assets (f)............................   35,713      14,584     63,145     31,420                  144,862
Operating capital employed (g)..............   20,093       7,087     45,661     28,777                  101,618
Depreciation and amounts provided (h).......    1,945         373      4,165      1,307                    7,790
Capital expenditure and acquisitions (i)....    7,438       2,041     34,037      4,097                   47,613

                           BP p.l.c. AND SUBSIDIARIES

Note 49 -- Business and geographical analysis (concluded)

---------------

(a) Other businesses and corporate comprises Finance, the Group's coal asset and aluminium asset, its investment in PetroChina and Sinopec, interest income and costs relating to corporate activities worldwide.

(b) Sales and transfers between businesses are made at prices that approximate market prices taking into account the volumes involved.

(c)  Equity  accounted  income  (loss)  represents  the Group's  share of income
     (loss) before exceptional items, inventory gains (losses) interest expense and taxes of joint ventures and associated undertakings.

(d) Replacement cost operating profit is before inventory holding gains and losses and interest expense, which is attributable to the corporate function. Transfers between Group companies are made at prices that approximate market prices taking into account the volumes involved.

(e) Exceptional items comprise profit or loss on the sale of fixed assets and sale of businesses or termination of operations of $1,168 million in 2002 (2001 $535 million profit and 2000 $220 million profit).

(f) Total assets comprise fixed and current assets and include investments in joint ventures and associated undertakings analyzed between activities as follows:

                                             Gas                                  Other
                       Exploration         Power     Refining                businesses
                               and           and          and                       and
                        Production    Renewables    Marketing    Chemicals    corporate(a)     Total
                         ---------    ----------    ---------    ---------    ---------    ---------
                                                           ($ million)
2002................         5,687           210        1,452        1,252           56        8,657
                         ---------     ---------    ---------    ---------    ---------    ---------
2001................         5,326           857        1,675        1,416           20        9,294
                         ---------     ---------    ---------    ---------    ---------    ---------
2000................         5,093           744        1,220        1,155           47        8,259
                         ---------     ---------    ---------    ---------    ---------    ---------


(g) Operating capital employed comprises net assets before deducting finance debt and liabilities for current and deferred taxation.

(h)  Depreciation   consists  of  charges  for   depreciation,   depletion   and
     amortization of property, plant and equipment, exploration expense and amounts provided against fixed asset investments.

(i) Capital expenditure and acquisitions includes $170 million in 2000 for the BP/Mobil joint venture.

(j) United Kingdom area includes the UK-based international activities of Refining and Marketing.

(k) Turnover to third parties is stated by origin which is not materially different from turnover by destination.

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles

     The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

(a)  Group consolidation

     Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right, the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to certain oil and natural gas activities and undivided interests in pipelines. US GAAP permits these activities to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

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

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

     The following summarizes the reclassifications for joint ventures and associated undertakings necessary to accord with US GAAP.

                                                                         Year ended December 31, 2002
                                                                 ---------------------------------------------
                                                                         As                            US GAAP
     Increase (decrease) in caption heading                        reported  Reclassification     presentation
                                                                 ----------  ----------------     ------------
                                                                                  ($ million)
     Consolidated statement of income
     Other income.................................................      641               563            1,204
     Share of profits of JVs and associated undertakings..........      962              (962)              --
     Exceptional items before taxation............................    1,168                (2)           1,166
     Inventory holding gains (losses).............................    1,129                (2)           1,127
     Interest expense.............................................    1,279              (141)           1,138
     Taxation.....................................................    4,342              (262)           4,080
     Profit for the year..........................................    6,845                --            6,845

                                                                         Year ended December 31, 2001
                                                                 ---------------------------------------------
                                                                         As                            US GAAP
     Increase (decrease) in caption heading                        reported  Reclassification     presentation
                                                                 ----------  ----------------     ------------
                                                                                  ($ million)
     Consolidated statement of income
     Other income.................................................      694               692            1,386
     Share of profits of JVs and associated undertakings..........    1,203            (1,203)              --
     Exceptional items before taxation............................      535                 2              537
     Inventory holding gains (losses).............................   (1,900)                7           (1,893)
     Interest expense.............................................    1,670              (205)           1,465
     Taxation.....................................................    6,375              (297)           6,078
     Profit for the year..........................................    6,556                --            6,556

                                                                         Year ended December 31, 2000
                                                                 ---------------------------------------------
                                                                         As                            US GAAP
     Increase (decrease) in caption heading                        reported  Reclassification     presentation
                                                                 ----------  ----------------     ------------
                                                                                  ($ million)
     Consolidated statement of income
     Other income.................................................      805             1,416            2,221
     Share of profits of JVs and associated undertakings..........    1,600            (1,600)              --
     Exceptional items before taxation............................      220               (24)             196
     Inventory holding gains (losses).............................      728              (229)             499
     Interest expense.............................................    1,770              (218)           1,552
     Taxation.....................................................    6,648              (219)           6,429
     Profit for the year..........................................   10,120                --           10,120

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

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

     The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

     Increase (decrease) in caption heading                              Years ended December 31,
                                                                     --------------------------------
                                                                        2002         2001         2000
                                                                    --------     --------    ---------
                                                                                 ($million)

     Replacement cost of sales.................................          852        1,091          706
     Taxation .................................................         (537)        (276)        (777)
     Profit for the year.......................................         (315)        (815)          71
                                                                    ========     ========    =========

                                                                                      At December 31,
                                                                                    ------------------
                                                                                     2002         2001
                                                                                   ------       ------
                                                                                        ($ million)

     Tangible assets...........................................                     7,408        7,032
     Deferred taxation.........................................                     7,486        6,789
     BP shareholders' interest.................................                       (78)         243
                                                                                   ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

(d)  Deferred taxation/Business combinations (concluded)

     The major components of deferred tax liabilities and assets on a US GAAP basis were as follows:

                                                                                      December 31,
                                                                                 ------------------
                                                                                  2002         2001
                                                                                ------       ------
                                                                                     ($ million)

     Depreciation......................................................        (22,472)     (19,709)
     Other taxable temporary differences...............................         (2,731)      (1,110)
                                                                                ------       ------
     Total deferred tax liabilities....................................        (25,203)     (20,819)
                                                                                ------       ------
     Petroleum revenue tax.............................................            567          383
     Decommissioning and other provisions..............................          5,030        2,446
     Tax credit and loss carry forward.................................          1,823        1,487
     Other deductible temporary differences............................            423          668
                                                                                ------       ------
     Gross deferred tax assets.........................................          7,843        4,984
     Valuation allowance...............................................         (1,726)      (1,474)
                                                                                ------       ------
     Net deferred tax assets...........................................          6,117        3,510
                                                                                ------       ------
     Net deferred tax liability*.......................................        (19,086)     (17,309)
                                                                                ======       ======


----------
* Primarily noncurrent.

(e)  Provisions

     UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. Unwinding of the discount and the effect of a change in the discount rate is included in interest expense in the period. When a decommissioning provision is set up, a tangible fixed asset of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities. Under US GAAP (i) environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable and (ii) provisions for decommissioning are provided on a unit-of-production basis over field lives; there is no corresponding tangible fixed asset.

     The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

     Increase (decrease) in caption heading                                       Years ended December 31,
                                                                             --------------------------------
                                                                                2002         2001         2000
                                                                            --------     --------    ---------
                                                                                         ($ million)

     Replacement cost of sales.........................................          334          523          340
     Interest expense..................................................         (212)        (238)        (189)
     Taxation..........................................................         (130)        (103)         (83)
     Profit for the year...............................................            8         (182)         (68)
                                                                            ========     ========    =========

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

(e)  Provisions (concluded)

                                                                                  At December 31,
                                                                                ------------------
                                                                                 2002         2001
                                                                               ------       ------

                                                                                    ($ million)

     Tangible assets...................................................        (1,297)        (785)
     Provisions........................................................           412          780
     Deferred taxation.................................................          (621)        (511)
     BP shareholders' interest.........................................        (1,088)      (1,054)
                                                                               ======       ======

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

     The adjustments to profit for the year to accord with US GAAP are shown below. There is no impact on BP shareholders' interest. The consequential Balance Sheet adjustments are reflected in (d) Deferred taxation/Business combinations and (h) Goodwill and intangible assets.

     Increase (decrease) in caption heading                                       Years ended December 31,
                                                                             --------------------------------
                                                                                2002         2001         2000
                                                                            --------     --------    ---------
                                                                                         ($ million)
     Replacement cost of sales.........................................           --        1,150           --
     Taxation..........................................................           --         (239)          --
     Profit for the year...............................................           --         (911)          --
                                                                            ========     ========     ========

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

(g)  Sale and leaseback

     The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for UK GAAP whereas for US GAAP it was treated as a financing transaction.

     A provision was recognized under UK GAAP in 1999 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision has been reversed for US GAAP. A further provision has been recognized in 2002 under UK GAAP, which has also been reversed for US GAAP.

     Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurs. Under US GAAP this profit was not recognized immediately but amortized over the term of the operating lease.

     The adjustments to profit for the year and BP shareholders' interest to accord with US GAAP are summarized below.

     Increase (decrease) in caption heading                             Years ended December 31,
                                                                   --------------------------------
                                                                      2002         2001         2000
                                                                  --------     --------    ---------
                                                                               ($ million)

     Replacement cost of sales...............................          (40)          51           49
     Taxation................................................           16          (15)         (15)
     Profit for the year.....................................           24          (36)         (34)
                                                                  ========     ========    =========

                                                                                     At December 31,
                                                                                   ------------------
                                                                                    2002         2001
                                                                                  ------       ------
                                                                                       ($ million)
     Tangible assets...................................................              161          171
     Other accounts payable and accrued liabilities....................               27           30
     Provisions........................................................             (117)         (65)
     Finance debt......................................................              413          413
     Deferred taxation.................................................              (56)         (73)
     BP shareholders' interest.........................................             (106)        (134)
                                                                                  ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

(h)  Goodwill and intangible assets

     Various differences in the basis for determining goodwill between UK and US GAAP result in goodwill for US GAAP reporting differing from the amount recognised under UK GAAP.

     On January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 142 'Goodwill and Other Intangible Assets' (SFAS 142) for US GAAP reporting. This standard eliminates the requirement to amortize goodwill and indefinite lived intangible assets. Rather, such assets are subject to periodic impairment testing. Intangible assets that are not deemed to have an indefinite life continue to be amortized over their estimated useful lives. Amortization of goodwill charged to income under UK GAAP has been reversed for US GAAP.

     The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

     Increase (decrease) in caption heading                               Years ended December 31,
                                                                     --------------------------------
                                                                        2002         2001         2000
                                                                    --------     --------    ---------
                                                                                 ($ million)
     Replacement cost of sales.................................       (1,302)         (60)         (43)
     Taxation..................................................           --           --           --
     Profit for the year.......................................        1,302           60           43
                                                                    ========     ========    =========

                                                                                      At December 31,
                                                                                    ------------------
                                                                                     2002         2001
                                                                                   ------       ------
                                                                                        ($ million)
     Intangible assets.........................................                       (84)      (1,414)
     Deferred taxation.........................................                        --           --
     BP shareholders' interest.................................                       (84)      (1,414)
                                                                                   ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

(h) Goodwill and intangible assets (continued)

     Profit for the year, as adjusted to accord with US GAAP, to exclude amortization of goodwill no longer being amortized pursuant to SFAS 142 is shown below.

                                                                                     Year ended
                                                                                     December 31,
                                                                                  ------------------
                                                                                   2002         2001
                                                                                 ------       ------
                                                                                      ($ million)
  Profit for the year applicable to ordinary shares as
    adjusted to accord with US GAAP, as reported...............................   4,162       10,181
  Add back goodwill amortization...............................................   1,228          788
                                                                                 ------       ------
  Profit for the year as adjusted to accord with US GAAP, as adjusted..........   5,390       10,969
                                                                                 ------       ------

    Per ordinary share-- cents
      Basic-- as reported......................................................   18.55        47.05
      Adjustment...............................................................    5.47         3.64
                                                                                 ------       ------
      Basic-- as adjusted......................................................   24.02        50.69
                                                                                 ------       ------
      Diluted-- as reported....................................................   18.44        46.74
      Adjustment...............................................................    5.44         3.62
                                                                                 ------       ------
      Diluted-- as adjusted....................................................   23.88        50.36
                                                                                 ------       ------

    Per American Depositary Share -- cents
      Basic-- as reported......................................................  111.30       282.30
      Adjustment...............................................................   32.82        21.84
                                                                                 ------       ------
      Basic-- as adjusted......................................................  144.12       304.14
                                                                                 ------       ------
      Diluted-- as reported....................................................  110.64       280.44
      Adjustment...............................................................   32.64        21.72
                                                                                 ------       ------
      Diluted-- as adjusted....................................................  143.28       302.16
                                                                                 ------       ------

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

(h)  Goodwill and intangible assets (concluded)

     Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the year ended December 31, 2002 are shown below.

                                                           Exploration                        Other
                                                           expenditure     Goodwill     intangibles     Total
                                                           -----------     --------     -----------     -----
                                                                               ($ million)
Net book amount
At January 1, 2002...................................            5,334        9,453             588    15,375
Amortization expense.................................             (385)          --            (189)     (574)
Acquisitions.........................................               --          545              --       545
Other movements......................................               (5)         356              89       440
                                                                 -----       ------           -----    ------
At December 31, 2002.................................            4,944       10,354             488    15,786
                                                                 =====       ======           =====    ======

     Amortization expense relating to other intangibles is expected to be in the range $100-$200 million in each of the succeeding five years.

     During the second quarter of 2002 the Group completed a goodwill impairment review using the two-step process prescribed in SFAS 142. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. Where the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review.

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

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

(i)  Derivative financial instruments and hedging activities (concluded)

     All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period for both UK and US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked-to-market under SFAS 133. For these derivatives, the cumulative effect of adopting SFAS 133 resulted in a pre-tax charge to income, as adjusted to accord with US GAAP, of $27 million ($18 million after tax). Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

     The Group has a number of long-term natural gas contracts which have been in place for many years. The pricing structure for those contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. On the basis of SFAS 133 Implementation Issue C11, these contracts have been marked to market with effect from July 1, 2001.

     In October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus with regards to EITF Issue No. 02-3, 'Issues Involved in
     Accounting for Contracts Under EITF Issue No. 98-10 'Accounting for Contracts Involved in Energy Trading and Risk Management Activities'' (EITF 02-3). Under this consensus trading inventories should be recorded on the balance sheet at historical cost. The Group marks trading inventories to market at the balance sheet date. Thus a UK/US GAAP difference arises which impacts both profit for the year and BP shareholders' interest due to the difference in inventory valuations.

     The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

     Increase (decrease) in caption heading                               Years ended December 31,
                                                                     --------------------------------
                                                                        2002         2001         2000
                                                                    --------     --------    ---------
                                                                                 ($ million)
     Replacement cost of sales....................................      (842)         481           --
     Taxation.....................................................       302         (168)          --
     Profit for the year before cumulative
       effect of accounting change................................       540         (313)          --
     Cumulative effect of accounting change,
       net of taxation............................................        --         (362)          --
     Profit for the year..........................................       540         (675)          --
                                                                      ======       ======       ======

                                                                                      At December 31,
                                                                                    ------------------
                                                                                     2002         2001
                                                                                   ------       ------
                                                                                        ($ million)
     Inventories..................................................                   (209)          --
     Accounts payable and accrued liabilities.....................                    (13)       1,038
     Deferred taxation............................................                    (61)        (363)
     BP shareholders' interest....................................                   (135)        (675)
                                                                                   ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

(j)  Gain arising on asset exchange

     For UK GAAP the transaction with Solvay in 2001, which led to the exchange of businesses for an interest in a joint venture and an associated undertaking, has been treated as an asset swap which does not give rise to a gain or loss. Under US GAAP the transaction has been treated as a disposal and acquisition at fair value which gives rise to a pre-tax gain on disposal of $242 million ($157 million after tax).

     The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

     Increase (decrease) in caption heading                                Years ended December 31,
                                                                      --------------------------------
                                                                         2002         2001         2000
                                                                     --------     --------    ---------
                                                                                  ($ million)
     Profit (loss) on sale of fixed assets and
       businesses or termination of operations....................         --          242           --
     Replacement cost of sales....................................         27           --           --
     Taxation.....................................................         (9)          85           --
     Profit for the year..........................................        (18)         157           --
                                                                     ========     ========    =========

                                                                                       At December 31,
                                                                                     ------------------
                                                                                      2002         2001
                                                                                    ------       ------
                                                                                         ($ million)
     Intangible assets............................................                     167          188
     Accounts payable and accrued liabilities.....................                     (52)         (54)
     Deferred taxation............................................                      77           85
     BP shareholders' interest....................................                     142          157
                                                                                    ======       ======

(k)  Ordinary shares held for future awards to employees

     Under UK GAAP, Company shares held by an Employee Share Ownership Plan to meet future requirements of employee share schemes are recorded in the balance sheet as Fixed assets -- investments. Under US GAAP, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

     The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                                       At December 31,
                                                                                     ------------------
     Increase (decrease) in caption heading                                           2002         2001
                                                                                    ------       ------
                                                                                         ($ million)
     Fixed assets - Investments........................................               (159)        (266)
     BP shareholders' interest.........................................               (159)        (266)
                                                                                    ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

(l)  Dividends

     Under UK GAAP, dividends are recorded in the year in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

     The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                               At December 31,
                                                                             ------------------
     Increase (decrease) in caption heading                                   2002         2001
                                                                            ------       ------
                                                                                 ($ million)
     Other accounts payable and accrued liabilities....................     (1,398)      (1,288)
     BP shareholders' interest.........................................      1,398        1,288
                                                                            ======       ======

(m)  Investments

     Under UK GAAP certain of the Group's equity investments are reported as either fixed asset or current asset investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

     The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                                At December 31,
                                                                              ------------------
     Increase (decrease) in caption heading                                    2002         2001
                                                                             ------       ------
                                                                                  ($ million)
     Fixed assets - investments........................................          52           (3)
     Deferred taxation.................................................          18           (1)
     BP shareholders' interest.........................................          34           (2)
                                                                             ======       ======

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

(n)  Additional minimum pension liability

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

     The adjustments to accumulated other comprehensive income (BP shareholders' interest) to accord with US GAAP are summarized below.

                                                                                   At December 31,
                                                                                 ------------------
     Increase (decrease) in caption heading                                       2002         2001
                                                                                ------       ------
                                                                                     ($ million)

     Intangible assets.................................................            137          112
     Other receivables falling due after more
       than one year...................................................         (1,211)      (1,015)
     Noncurrent liabilities -- accounts payable and
       accrued liabilities.............................................          2,459          548
     Deferred taxation.................................................         (1,247)        (509)
     BP shareholders' interest.........................................         (2,286)        (942)
                                                                                ======       ======

(o)  Balance sheet

     Under  USGAAP  Trade  and  Other  receivables  due after one year of $6,245 million at December 31, 2002 ($4,681 million at December 31, 2001), included within current assets, would have been classified as noncurrent assets. Borrowing under US Industrial Revenue/Municipal Bonds of $1,881 million ($1,768 million at December 31, 2001) included within Current Liabilities -- falling due within one year would, under US GAAP, have been classified as noncurrent liabilities. The provision for deferred taxation is primarily in respect of noncurrent items.

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

     The following is a summary of the adjustments to profit for the year and to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP).

     These results are stated using the first-in first-out method of inventory valuation.

Profit for the year

                                                                                  Years ended December 31,
                                                                             --------------------------------
                                                                                2002         2001         2000
                                                                            --------     --------    ---------
                                                                                      ($ million except
                                                                                     per share amounts)

Profit as reported in the consolidated statement of income.............        6,845        6,556       10,120
Deferred taxation/business combinations (d)............................         (315)        (815)          71
Provisions (e).........................................................            8         (182)         (68)
Impairment (f).........................................................           --         (911)          --
Sale and leaseback (g).................................................           24          (36)         (34)
Goodwill and intangible assets (h).....................................        1,302           60           43
Derivative financial instruments (i)...................................          540         (313)          --
Gain arising on asset exchange (j).....................................          (18)         157           --
Other..................................................................           11           10           51
                                                                            --------     --------    ---------
Profit for the year before cumulative effect of accounting
  change as adjusted to accord with US GAAP............................        8,397        4,526       10,183
Cumulative effect of accounting change:
  Derivative financial instruments (i).................................           --         (362)          --
                                                                            --------     --------    ---------
Profit for the year as adjusted to accord with US GAAP.................        8,397        4,164       10,183
Dividend requirements on preference shares.............................            2            2            2
                                                                            --------     --------    ---------
Profit for the year applicable to ordinary shares as
  adjusted to accord with US GAAP......................................        8,395        4,162       10,181
                                                                            ========     ========    =========
Profit for the year as adjusted:
Per ordinary share-- cents
  Basic-- before cumulative effect of accounting change................        37.48        20.16        47.05
  Cumulative effect of accounting change...............................           --        (1.61)          --
                                                                            --------     --------    ---------
                                                                               37.48        18.55        47.05
                                                                            --------     --------    ---------
  Diluted-- before cumulative effect of accounting change..............        37.30        20.04        46.74
  Cumulative effect of accounting change...............................           --        (1.60)          --
                                                                            --------     --------    ---------
                                                                               37.30        18.44        46.74
                                                                            --------     --------    ---------
Per American Depositary Share - cents (ii)
  Basic-- before cumulative effect of accounting change................       224.88       120.96       282.30
  Cumulative effect of accounting change...............................           --        (9.66)          --
                                                                            --------     --------    ---------
                                                                              224.88       111.30       282.30
                                                                            --------     --------    ---------
  Diluted-- before cumulative effect of accounting change..............       223.80       120.24       280.44
  Cumulative effect of accounting change...............................           --        (9.60)          --
                                                                            --------     --------    ---------
                                                                              223.80       110.64       280.44
                                                                            --------     --------    ---------

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

BP shareholders' interest

                                                                                        December 31,
                                                                                    ------------------
                                                                                     2002         2001
                                                                                   ------       ------
                                                                                        ($ million)

BP shareholders' interest as reported in the consolidated balance sheet.........   69,409       65,161
Deferred taxation/business combinations (d).....................................      (78)         243
Provisions (e)..................................................................   (1,088)      (1,054)
Sale and leaseback (g)..........................................................     (106)        (134)
Goodwill and intangible assets (h)..............................................      (84)      (1,414)
Derivative financial instruments (i)............................................     (135)        (675)
Gain arising on asset exchange (j)..............................................      142          157
Ordinary shares held for future awards to employees (k).........................     (159)        (266)
Dividends (l)...................................................................    1,398        1,288
Investments (m).................................................................       34           (2)
Additional minimum pension liability (n)........................................   (2,286)        (942)
Other...........................................................................      (48)         (40)
                                                                                   ------       ------
BP shareholders' interest as adjusted to accord with US GAAP....................   66,999       62,322
                                                                                   ======       ======

(i) The profit reported under UK GAAP for years ended December 31, 2001 and 2000 has been restated to reflect the adoption of FRS19. Consequently certain of the adjustments in the UK/US GAAP reconciliation have also been restated. Profit and BP Shareholders' interest, as adjusted to accord with US GAAP, are unaffected by the adoption of FRS 19.

(ii) One American Depositary Share is equivalent to six ordinary shares.

Comprehensive income

     The components of comprehensive income, net of related tax are as follows:

                                                                                  Years ended December 31,
                                                                             --------------------------------
                                                                                2002         2001         2000
                                                                            --------     --------    ---------
                                                                                         ($ million)

Profit for the period as adjusted to accord with US GAAP...............        8,397        4,164       10,183
Currency translation differences.......................................        3,333         (828)      (2,340)
Net unrealized gain (loss) on investments..............................           36          110         (112)
Additional minimum pension liability...................................       (1,344)        (797)          (1)
                                                                            --------     --------    ---------
Comprehensive income...................................................       10,422        2,649        7,730
                                                                            ========     ========    =========


     Accumulated other comprehensive income at December 31, 2002 comprised currency translation losses of $1,377 million (losses $4,710 million at December 31, 2001), pension liability adjustments of $2,286 million ($942 million at December 31, 2001) and net unrealized gains on investments of $34 million gain ($2 million loss at December 31, 2001).

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

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

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

     The statement of consolidated cash flows presented in accordance with SFAS 95 is as follows:

                                                                                  Years ended December 31,
                                                                             --------------------------------
                                                                                2002         2001         2000
                                                                            --------     --------    ---------
                                                                                         ($ million)
Operating activities
Profit after taxation..................................................        6,922        6,617       10,209
Adjustments to reconcile profit after tax to net cash provided by operating activities
  Depreciation and amounts provided....................................       10,401        8,858        7,526
  Exploration expenditure written off..................................          385          238          264
  Share of profits of joint ventures and associated
    undertakings less dividends received...............................            3          (60)        (377)
  (Profit) loss on sale of businesses and fixed assets.................       (1,166)        (537)        (196)
  Working capital movement (a).........................................       (1,416)       1,319       (2,848)
  Deferred taxation....................................................        1,194        1,244        1,564
  Other................................................................         (280)        (111)      (1,538)
                                                                            --------     --------    ---------
Net cash provided by operating activities..............................       16,043       17,568       14,604
                                                                            --------     --------    ---------


Investing activities
Capital expenditures...................................................      (12,216)     (12,295)     (10,220)
Acquisitions, net of cash acquired.....................................       (4,324)      (1,210)      (6,265)
Investment in associated undertakings..................................         (971)        (586)        (985)
Net investment in joint ventures.......................................         (354)        (497)        (218)
Proceeds from disposal of assets.......................................        6,782        2,903       11,362
                                                                            --------     --------    ---------
Net cash used in investing activities..................................      (11,083)     (11,685)      (6,326)
                                                                            --------     --------    ---------
Financing activities
Proceeds from shares issued (repurchased)..............................         (555)      (1,100)      (2,039)
Proceeds from long-term financing......................................        3,707        1,296        1,680
Repayments of long-term financing......................................       (2,369)      (2,602)      (2,353)
Net (decrease) increase in short-term debt.............................         (602)       1,434         (701)
Dividends paid -- BP shareholders......................................       (5,264)      (4,827)      (4,415)
               -- Minority shareholders................................          (40)         (54)         (24)
                                                                            --------     --------    ---------
Net cash used in financing activities..................................       (5,123)      (5,853)      (7,852)
                                                                            --------     --------    ---------
Currency translation differences relating to cash
  and cash equivalents.................................................           90          (53)         (50)
                                                                            --------     --------    ---------
Increase (decrease) in cash and cash equivalents.......................          (73)         (23)         376
Cash and cash equivalents at beginning of year.........................        1,808        1,831        1,455
                                                                            --------     --------    ---------
Cash and cash equivalents at end of year...............................        1,735        1,808        1,831
                                                                            ========     ========    =========
----------
(a) Working capital:
     Inventories (increase) decrease...................................       (1,521)       1,490       (1,449)
     Receivables (increase) decrease...................................       (2,750)       1,905       (5,501)
     Current liabilities -- excluding finance debt increase (decrease).        2,855       (2,076)       4,102
                                                                            --------     --------    ---------
                                                                              (1,416)       1,319       (2,848)
                                                                            ========     ========    =========

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

Impact of new US accounting standards

     New US accounting standards adopted: The Group has adopted Statement of Financial Accounting Standards No. 141 'Business Combinations' (SFAS 141) for US GAAP reporting with effect from January 1, 2002. Under SFAS 141, the pooling of interest method of accounting is no longer permitted. Also on January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 144 'Accounting for the Impairment or Disposal of Long-Lived Assets' (SFAS 144). SFAS 144 retains the requirement to recognize an impairment loss only where the carrying value of a long-lived asset is not recoverable from its undiscounted cash flows and to measure such loss as the difference between the carrying amount and fair value of the asset. SFAS 144, among other things, changes the criteria that have to be met in order to classify an asset as held-for-sale and requires that operating losses from discontinued operations be recognized in the period that the losses are incurred rather than as of the measurement date.

     The adoption of SFAS 141 and SFAS 144 had no impact on profit, as adjusted to accord with US GAAP, for the year ended December 31, 2002 or on BP shareholders' interest, as adjusted to accord with US GAAP, at December 31, 2002.

     Asset retirement obligations: In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 'Accounting for Asset Retirement Obligations' (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002.

     The cumulative effect of adopting SFAS 143 at January 1, 2003 will result in an after tax credit to income, as adjusted to accord with US GAAP, of approximately $1,700 million. The effect of adoption also included an increase in total assets, as adjusted to accord with US GAAP, of approximately $660 million and a reduction in total liabilities, as adjusted to accord with US GAAP, of approximately $1,040 million. It is expected that there will be an additional charge to profit, adjusted to accord with US GAAP, in the range of $200 to $250 million in future periods.

     Costs associated with exit or disposal activities: In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 'Accounting for Costs Associated with Exit or Disposal Activities' (SFAS 146). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS 146 requires that the liability be initially measured at fair value. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

     Contracts involved in energy trading activities: In October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus which rescinded EITF Issue No. 98-10, 'Accounting for Contracts Involved in Energy Trading and Risk Management Activities' (EITF 98-10). As a result of this consensus, all energy-related, non-derivative contracts (such as transportation, storage, tolling, and requirements contracts that do not meet the definition of a derivative) and trading inventories that are accounted for at fair value pursuant to EITF 98-10 will no longer be accounted for at fair value upon application of the consensus. Rather, such contracts will be accounted for as executory contracts on an accruals basis.

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (continued)

     The consensus is applicable for all contracts executed after October 25, 2002. Application of the consensus to contracts existing prior to October 26, 2002 is required to be accounted for as a cumulative effect of a change in accounting principle effective for periods beginning after December 15, 2002.

     For BP's reporting under UK GAAP, energy-related non-derivative contracts associated with trading activities are marked to market with gains and losses recognized in the income statement.

     The cumulative effect of adopting the consensus at January 1, 2003 will result in an after tax credit to income, as adjusted to accord with US GAAP, of approximately $50 million.

     Stock-based compensation: In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 'Accounting for Stock-Based Compensation
- Transition and Disclosure' (SFAS 148). SFAS 148 amends SFAS 123 to permit alternative methods of transition for adopting a fair value based method of accounting for stock-based employee compensation. Under UK GAAP, the Group uses the intrinsic value method to account for stock-based employee compensation.

     Guarantees: In November 2002, the FASB issued FASB Interpretation No. 45 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others' (Interpretation 45). Interpretation 45 elaborates on existing disclosure requirements for guarantees and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of Interpretation 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

     Consolidation: In January 2003, the FASB issued FASB Interpretation No. 46 'Consolidation of Variable Interest Entities' (Interpretation 46). Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. Interpretation 46 applies to variable interest entities created or acquired after January 31, 2003. For variable interest entities existing at January 31, 2003, Interpretation 46 is effective for accounting periods beginning after June 15, 2003.

     The Company is currently carrying out the analysis necessary to adopt Interpretation 46 in the third quarter of 2003 for existing entities. The Company does not expect that the adoption of Interpretation 46 will have a significant effect on profit, as adjusted to accord with US GAAP, or BP shareholders' interest, as adjusted to accord with US GAAP.

                           BP p.l.c. AND SUBSIDIARIES

Note 50 -- US generally accepted accounting principles (concluded)

Impact of new UK Accounting Standards

     Retirement benefits: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17). This standard was to be fully effective for accounting periods ending on or after June 22, 2003 with certain of the disclosure requirements effective for periods prior to 2003. However, in November 2002, the UK Accounting Standards Board issued an amendment to FRS 17, which defers full adoption until January 1, 2005 although the disclosure requirements apply to periods prior to 2005. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities.

     The  pro  forma   impact  of  adopting   this   standard  on  pensions  and
postretirement benefits is shown in Notes 40 and 41 of Notes to Financial Statements.

Impact of International Accounting Standards

     In June 2002, the European Union Council of Ministers adopted a Regulation which will require the Group to prepare its primary consolidated financial statements in accordance with International Accounting Standards (IAS) beginning January 1, 2005, with restatement of prior periods presented. IAS differ in several respects from UK and US GAAP. In addition, significant revisions to IAS are currently being contemplated and other revisions may be adopted prior to January 1, 2005. The Group has not determined the effects of adopting IAS.

Note 51 -- Condensed consolidating information on certain US Subsidiaries

     BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of debt securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group's share of replacement cost operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

                           BP p.l.c. AND SUBSIDIARIES

Note 51 -- Condensed consolidating information on certain US Subsidiaries (continued)

Income statement

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
Year ended December 31, 2002
Turnover.........................................    2,356           --       180,122             (2,292)   180,186
Less: Joint ventures.............................       --           --         1,465                 --      1,465
                                                   -------      -------       -------            -------    -------
Group turnover...................................    2,356           --       178,657             (2,292)   178,721
Replacement cost of sales........................    1,459           --       156,516             (2,447)   155,528
Production taxes.................................      199           --         1,075                 --      1,274
                                                   -------      -------       -------            -------    -------
Gross profit.....................................      698           --        21,066                155     21,919
Distribution and
  administration expenses........................       12          997        11,623                 --     12,632
Exploration expense..............................       18           --           610                 16        644
                                                   -------      -------       -------            -------    -------
                                                       668         (997)        8,833                139      8,643
Other income.....................................       31          752           446               (588)       641
                                                   -------      -------       -------            -------    -------
Group replacement cost
  operating profit...............................      699         (245)        9,279               (449)     9,284
Share of profits of joint ventures...............       --           --           346                 --        346
Share of profits of associated undertakings......       --           --           616                 --        616
Equity-accounted income of subsidiaries..........      283       10,847            --            (11,130)        --
                                                   -------      -------       -------            -------    -------
Total replacement cost
  operating profit...............................      982       10,602        10,241            (11,579)    10,246
Profit (loss) on sale of businesses
  or termination of operations...................       --        2,686         2,606             (3,498)     1,794
Profit (loss) on sale of fixed assets............       (4)        (601)         (622)               601       (626)
                                                   -------      -------       -------            -------    -------
Replacement cost profit
  before interest and tax........................      978       12,687        12,225            (14,476)    11,414
Inventory holding gains (losses).................        9        1,129         1,129             (1,138)     1,129
                                                   -------      -------       -------            -------    -------
Historical cost profit
  before interest and tax........................      987       13,816        13,354            (15,614)    12,543
Interest expense.................................       93        1,712         1,602             (2,128)     1,279
                                                   -------      -------       -------            -------    -------
Profit before taxation...........................      894       12,104        11,752            (13,486)    11,264
Taxation.........................................      344        4,342         4,065             (4,409)     4,342
                                                   -------      -------       -------            -------    -------
Profit after taxation............................      550        7,762         7,687             (9,077)     6,922
Minority shareholders' interest..................       --           --            77                 --         77
                                                   -------      -------       -------            -------    -------
Profit for the year..............................      550        7,762         7,610             (9,077)     6,845
                                                   =======      =======       =======            =======    =======

                           BP p.l.c. AND SUBSIDIARIES

Note 51 -- Condensed consolidating information on certain US Subsidiaries (continued)

Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
Year ended December 31, 2002
Profit as reported...............................      550        7,762         7,610             (9,077)     6,845
Adjustments:
  Deferred taxation/business
    combinations.................................     (129)        (315)         (232)               361       (315)
  Provisions.....................................       (1)           8             9                 (8)         8
  Sale and leaseback.............................       --           24            24                (24)        24
  Goodwill.......................................       --        1,302         1,302             (1,302)     1,302
  Derivative financial instruments...............      (50)         540           540               (490)       540
  Gain arising on asset exchange.................       --          (18)          (18)                18        (18)
  Other..........................................       --           11            11                (11)        11
                                                   -------      -------       -------            -------    -------
Profit for the year as adjusted to
  accord with US GAAP............................      370        9,314         9,246            (10,533)     8,397
                                                   =======      =======       =======            =======    =======

                           BP p.l.c. AND SUBSIDIARIES

Note 51 -- Condensed consolidating information on certain US Subsidiaries (continued)

Income statement (continued)

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
Year ended December 31, 2001
Turnover.........................................    1,919           --       175,389             (1,919)   175,389
Less: Joint ventures.............................       --           --         1,171                 --      1,171
                                                   -------      -------       -------            -------    -------
Group turnover...................................    1,919           --       174,218             (1,919)   174,218
Replacement cost of sales........................      971           --       148,077             (2,047)   147,001
Production taxes.................................      192           --         1,497                 --      1,689
                                                   -------      -------       -------            -------    -------
Gross profit.....................................      756           --        24,644                128     25,528
Distribution and
  administration expenses........................        5          846        10,067                 --     10,918
Exploration expense..............................       55           --           425                 --        480
                                                   -------      -------       -------            -------    -------
                                                       696         (846)       14,152                128     14,130
Other income.....................................        1        1,365           668             (1,340)       694
                                                   -------      -------       -------            -------    -------
Group replacement cost
  operating profit...............................      697          519        14,820             (1,212)    14,824
Share of profits of joint ventures...............       --           --           443                 --        443
Share of profits of associated undertakings......       --           --           760                 --        760
Equity-accounted income of subsidiaries..........      552       16,665            --            (17,217)        --
                                                   -------      -------       -------            -------    -------
Total replacement cost
  operating profit...............................    1,249       17,184        16,023            (18,429)    16,027
Profit (loss) on sale of businesses
  or termination of operations...................       --          (68)           --                 --        (68)
Profit (loss) on sale of fixed assets............        1          601           758               (757)       603
                                                   -------      -------       -------            -------    -------
Replacement cost profit
  before interest and tax........................    1,250       17,717        16,781            (19,186)    16,562
Inventory holding gains (losses).................      (11)      (1,900)       (1,900)             1,911     (1,900)
                                                   -------      -------       -------            -------    -------
Historical cost profit
  before interest and tax........................    1,239       15,817        14,881            (17,275)    14,662
Interest expense.................................      101        2,886         2,901             (4,218)     1,670
                                                   -------      -------       -------            -------    -------
Profit before taxation...........................    1,138       12,931        11,980            (13,057)    12,992
Taxation.........................................      478        6,375         6,285             (6,763)     6,375
                                                   -------      -------       -------            -------    -------
Profit after taxation............................      660        6,556         5,695             (6,294)     6,617
Minority shareholders' interest..................       --           --            61                 --         61
                                                   -------      -------       -------            -------    -------
Profit for the year..............................      660        6,556         5,634             (6,294)     6,556
                                                   =======      =======       =======            =======    =======

                           BP p.l.c. AND SUBSIDIARIES

Note 51 -- Condensed consolidating information on certain US Subsidiaries (continued)

Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
Year ended December 31, 2001
Profit as reported...............................      660        6,556         5,634             (6,294)     6,556
Adjustments:
  Deferred taxation/business
    combinations.................................      (60)        (815)         (850)               910       (815)
  Provisions.....................................       (5)        (182)         (179)               184       (182)
  Impairment.....................................       --         (911)         (911)               911       (911)
  Sale and leaseback.............................       --          (36)          (36)                36        (36)
  Goodwill.......................................       --           60            60                (60)        60
  Derivative financial instruments...............       --         (313)         (313)               313       (313)
  Gain arising on asset exchange.................       --          157           157               (157)       157
  Other..........................................       --           10            10                (10)        10
                                                   -------      -------       -------            -------    -------
Profit for the year before cumulative
  effect of accounting change as adjusted to
  accord with US GAAP............................      595        4,526         3,572             (4,167)     4,526
Cumulative effect of accounting change:
  Derivative financial instruments...............       --         (362)         (362)               362       (362)
                                                   -------      -------       -------            -------    -------
Profit for the year as adjusted to
  accord with US GAAP............................      595        4,164         3,210             (3,805)     4,164
                                                   =======      =======       =======            =======    =======

                           BP p.l.c. AND SUBSIDIARIES

Note 51 -- Condensed consolidating information on certain US Subsidiaries (continued)

Income statement (continued)

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
Year ended December 31, 2000

Turnover.........................................    2,665           --       161,826             (2,665)   161,826
Less: Joint ventures.............................       --           --        13,764                 --     13,764
                                                   -------      -------       -------            -------    -------
Group turnover...................................    2,665           --       148,062             (2,665)   148,062
Replacement cost of sales........................    1,126           --       122,443             (2,772)   120,797
Production taxes.................................      276           --         1,785                 --      2,061
                                                   -------      -------       -------            -------    -------
Gross profit.....................................    1,263           --        23,834                107     25,204
Distribution and
  administration  expenses.......................       25          603         8,703                 --      9,331
Exploration expense..............................       26           --           573                 --        599
                                                   -------      -------       -------            -------    -------
                                                     1,212         (603)       14,558                107     15,274
Other income.....................................      (12)         545           811               (539)       805
                                                   -------      -------       -------            -------    -------
Group replacement cost
  operating profit...............................    1,200          (58)       15,369               (432)    16,079
Share of profits of joint ventures...............       --           --           808                 --        808
Share of profits of associated undertakings......       --           --           792                 --        792
Equity-accounted income of subsidiaries..........      282       18,081            --            (18,363)        --
                                                   -------      -------       -------            -------    -------
Total replacement cost
  operating profit...............................    1,482       18,023        16,969            (18,795)    17,679
Profit (loss) on sale of businesses
  or termination of operations...................       --       26,049           (90)           (25,827)       132
Profit (loss) on sale of fixed assets............       (1)          88            92                (91)        88
                                                   -------      -------       -------            -------    -------
Replacement cost profit
  before interest and tax........................    1,481       44,160        16,971            (44,713)    17,899
Inventory holding gains (losses).................       (6)         728           728               (722)       728
                                                   -------      -------       -------            -------    -------
Historical cost profit
  before interest and tax........................    1,475       44,888        17,699            (45,435)    18,627
Interest expense.................................       22        2,203         2,217             (2,672)     1,770
                                                   -------      -------       -------            -------    -------
Profit before taxation...........................    1,453       42,685        15,482            (42,763)    16,857
Taxation.........................................      659        6,648         6,220             (6,879)     6,648
                                                   -------      -------       -------            -------    -------
Profit after taxation............................      794       36,037         9,262            (35,884)    10,209
Minority shareholders' interest..................       --           --            89                 --         89
                                                   -------      -------       -------            -------    -------
Profit for the year..............................      794       36,037         9,173            (35,884)    10,120
                                                   =======      =======       =======            =======    =======

                           BP p.l.c. AND SUBSIDIARIES

Note 51 -- Condensed consolidating information on certain US Subsidiaries (continued)

Income statement (concluded)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
Year ended December 31, 2000
Profit as reported...............................      794       36,037         9,173            (35,884)    10,120
Adjustments:
  Deferred taxation/business
  combinations...................................       60           71           100               (160)        71
  Provisions.....................................      (18)         (68)          (50)                68        (68)
  Sale and leaseback.............................       --          (34)          (34)                34        (34)
  Goodwill.......................................       --           43            43                (43)        43
  Other..........................................       --           51            51                (51)        51
                                                   -------      -------       -------            -------    -------
Profit for the year as adjusted to
 accord with US GAAP.............................      836       36,100         9,283            (36,036)    10,183
                                                   =======      =======       =======            =======    =======

                           BP p.l.c. AND SUBSIDIARIES

Note 51 -- Condensed consolidating information on certain US Subsidiaries (continued)

Balance sheet

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
At December 31, 2002
Fixed assets
Intangible assets................................      427           --        15,139                 --     15,566
Tangible assets..................................    6,405           --        81,277                 --     87,682
Investments
  Joint ventures.................................       --           --         4,031                 --      4,031
  Associated undertakings........................       --            3         4,623                 --      4,626
  Other..........................................       --          159         1,995                 --      2,154
  Subsidiaries - equity accounted basis..........    2,561       91,939            --            (94,500)        --
                                                   -------      -------       -------            -------    -------
                                                     2,561       92,101        10,649            (94,500)    10,811
                                                   -------      -------       -------            -------    -------
Total fixed assets...............................    9,393       92,101       107,065            (94,500)   114,059
                                                   -------      -------       -------            -------    -------
Current assets
Inventories......................................      102           --        10,079                 --     10,181
Receivables - amounts falling due:
  Within one year................................      215        1,892        36,700            (11,902)    26,905
  After more than one year.......................   17,954       11,689        14,322            (37,720)     6,245
Investments......................................       --           --           215                 --        215
Cash at bank and in hand.........................      (11)           1         1,530                 --      1,520
                                                   -------      -------       -------            -------    -------
                                                    18,260       13,582        62,846            (49,622)    45,066
                                                   -------      -------      -------            -------    -------
Current liabilities - amounts falling
  due within one year
Finance debt.....................................    1,768           --        10,031             (1,713)    10,086
Other payables...................................    1,129        9,906        35,369            (10,189)    36,215
                                                   -------      -------       -------            -------    -------
Net current assets (liabilities).................   15,363        3,676        17,446            (37,720)    (1,235)
                                                   -------      -------       -------            -------    -------
Total assets less current liabilities............   24,756       95,777       124,511           (132,220)   112,824
Noncurrent liabilities
  Finance debt...................................       --           --        11,922                 --     11,922
  Other payables.................................   10,586           98        30,491            (37,720)     3,455
Provisions for liabilities and charges
  Deferred taxation..............................    1,686           --        11,828                 --     13,514
  Other..........................................      489          142        13,255                 --     13,886
                                                   -------      -------       -------            -------    -------
Net assets.......................................   11,995       95,537        57,015            (94,500)    70,047
Minority shareholders' interest - equity.........       --           --           638                 --        638
                                                   -------      -------       -------            -------    -------
BP Shareholders' interest........................   11,995       95,537        56,377            (94,500)    69,409
                                                   =======      =======       =======            =======    =======

                           BP p.l.c. AND SUBSIDIARIES

Note 51 -- Condensed consolidating information on certain US Subsidiaries (continued)

Balance sheet (continued)

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
At December 31, 2002

Capital and reserves
Capital shares...................................    1,903        5,616            --            (1,903)     5,616
Paid in surplus..................................    3,145        4,243            --            (3,145)     4,243
Merger reserve...................................       --       26,336           697                --     27,033
Other reserves...................................       --          173            --                --        173
Retained earnings................................    6,947       59,169        55,680           (89,452)    32,344
                                                   -------      -------       -------           -------    -------
                                                    11,995       95,537        56,377           (94,500)    69,409
                                                   =======      =======       =======           =======    =======

     The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
BP Shareholders' interest as reported............   11,995       95,537        56,377            (94,500)    69,409
Adjustments:
  Deferred taxation/
    business combinations........................       74          (78)         (152)                78        (78)
  Provisions.....................................     (190)      (1,088)         (902)             1,092     (1,088)
  Sale and leaseback.............................       --         (106)         (106)               106       (106)
  Goodwill.......................................       --          (84)          (84)                84        (84)
  Derivative financial instruments...............       50         (135)         (135)                85       (135)
  Gain arising on asset exchange.................       --          142           142               (142)       142
  Ordinary shares held for future
    awards to employees..........................       --         (159)           --                 --       (159)
  Dividends......................................       --        1,398            --                 --      1,398
  Investments....................................       --           34            34                (34)        34
  Additional minimum pension
    liability....................................       --       (2,286)       (2,286)             2,286     (2,286)
  Other..........................................       --          (48)          (48)                48        (48)
                                                   -------      -------       -------            -------    -------
BP Shareholders' interest as
   adjusted  to accord with US GAAP..............   11,929       93,127        52,840            (90,897)    66,999
                                                   =======      =======       =======            =======    =======

                           BP p.l.c. AND SUBSIDIARIES

Note 51 -- Condensed consolidating information on certain US Subsidiaries (continued)

Balance sheet (continued)

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
At December 31, 2001
Fixed assets
Intangible assets................................      489           --        16,000                 --     16,489
Tangible assets..................................    6,418           --        70,992                 --     77,410
Investments
  Joint ventures.................................       --           --         3,861                 --      3,861
  Associated undertakings........................       --            3         5,430                 --      5,433
  Other..........................................       --          266         2,403                 --      2,669
  Subsidiaries - equity accounted basis..........    1,846       76,877            --            (78,723)        --
                                                   -------      -------       -------            -------    -------
                                                     1,846       77,146        11,694            (78,723)    11,963
                                                   -------      -------       -------            -------    -------
Total fixed assets...............................    8,753       77,146        98,686            (78,723)   105,862
                                                   -------      -------       -------            -------    -------
Current assets
Inventories......................................       92           --         7,539                 --      7,631
Receivables - amounts falling due:
  Within one year................................      132        2,700        26,378             (7,222)    21,988
  After more than one year.......................   15,201       18,572        15,480            (44,572)     4,681
Investments......................................       --           --           450                 --        450
Cash at bank and in hand.........................      (29)           3         1,384                 --      1,358
                                                   -------      -------       -------            -------    -------
                                                    15,396       21,275        51,231            (51,794)    36,108
                                                   -------      -------       -------            -------    -------
Current liabilities - amounts falling
  due within one year
Finance debt.....................................      406           --         9,035               (351)     9,090
Other payables...................................      260        7,642        27,797             (7,175)    28,524
                                                   -------      -------       -------            -------    -------
Net current assets (liabilities).................   14,730       13,633        14,399            (44,268)    (1,506)
                                                   -------      -------       -------            -------    -------
Total assets less current liabilities............   23,483       90,779       113,085           (122,991)   104,356
Noncurrent liabilities
  Finance debt...................................       --           --        12,327                 --     12,327
  Other payables.................................   10,795          191        36,433            (44,333)     3,086
Provisions for liabilities  and charges
  Deferred taxation..............................    1,668           --        11,702             (1,668)    11,702
  Other..........................................      392          216        10,879                 (5)    11,482
                                                   -------      -------       -------            -------    -------
Net assets.......................................   10,628       90,372        41,744            (76,985)    65,759
Minority shareholders' interest - equity.........       --           --           598                 --        598
                                                   -------      -------       -------            -------    -------
BP Shareholders' interest........................   10,628       90,372        41,146            (76,985)    65,161
                                                   =======      =======       =======            =======    =======

                           BP p.l.c. AND SUBSIDIARIES

Note 51 -- Condensed consolidating information on certain US Subsidiaries (continued)

Balance sheet (concluded)

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
At December 31, 2001

Capital and reserves
Capital shares...................................    1,050        5,629            --             (1,050)     5,629
Paid in surplus..................................    3,145        4,014            --             (3,145)     4,014
Merger reserve...................................       --       26,286           697                 --     26,983
Other reserves...................................       --          223            --                 --        223
Retained earnings................................    6,433       54,220        40,449            (72,790)    28,312
                                                   -------      -------       -------            -------    -------
                                                    10,628       90,372        41,146            (76,985)    65,161
                                                   =======      =======       =======            =======    =======


     The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
BP shareholders' interest as reported............   10,628       90,372        41,146            (76,985)    65,161
Adjustments:
  Deferred taxation/
    business combinations........................      203          243            86               (289)       243
  Provisions.....................................     (186)      (1,054)         (869)             1,055     (1,054)
  Sale and leaseback.............................       --         (134)         (134)               134       (134)
  Goodwill.......................................       --       (1,414)       (1,414)             1,414     (1,414)
  Derivative financial instruments...............       --         (675)         (675)               675       (675)
  Gain arising on asset exchange.................       --          157           157               (157)       157
  Ordinary shares held for future
    awards to employees..........................       --         (266)           --                 --       (266)
  Dividends......................................       --        1,288            --                 --      1,288
  Investments....................................       --           (2)           (2)                 2         (2)
  Additional minimum pension
    liability....................................       --         (942)         (942)               942       (942)
  Other..........................................       --          (40)          (40)                40        (40)
                                                   -------      -------       -------            -------    -------
BP shareholders' interest as
  adjusted  to accord with US GAAP...............   10,645       87,533        37,313            (73,169)    62,322
                                                   =======      =======       =======            =======    =======

                           BP p.l.c. AND SUBSIDIARIES

Note 51 -- Condensed consolidating information on certain US Subsidiaries (continued)

Cash flow statement

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
Year ended December 31, 2002
Net cash inflow (outflow) from
  operating activities...........................    1,357        9,108        13,308             (4,431)    19,342
Dividends from joint ventures....................       --           --           198                 --        198
Dividends from associated
  undertakings...................................       --           --           368                 --        368
Dividends from subsidiaries......................       26          761            --               (787)        --
Net cash inflow (outflow) from servicing
  of finance and returns on investments..........      (28)         235        (1,118)                --       (911)
Tax paid.........................................      (75)          (2)       (3,017)                --     (3,094)
Net cash inflow (outflow) for capital
  expenditure and financial investment...........   (1,097)         151        (8,700)                --     (9,646)
Net cash outflow for acquisitions
  and disposals..................................       --       (4,431)       (1,337)             4,431     (1,337)
Equity dividends paid............................       --       (5,264)         (787)               787     (5,264)
                                                   -------      -------       -------            -------    -------
Net cash inflow (outflow)........................      183          558        (1,085)                --       (344)
                                                   =======      =======       =======            =======    =======
Financing........................................      165          560          (906)                --       (181)
Management of liquid resources...................       --           --          (220)                --       (220)
Increase (decrease) in cash......................       18           (2)           41                 --         57
                                                   -------      -------       -------            -------    -------
                                                       183          558        (1,085)                --       (344)
                                                   =======      =======       =======            =======    =======


The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
Net cash provided by (used in)
  operating activities...........................    1,307       10,102         9,753             (5,119)    16,043
Net cash provided by (used in)
  investing activities...........................   (1,097)      (4,279)      (10,052)             4,345    (11,083)
Net cash provided by (used in)
  financing activities...........................     (192)      (5,825)          120                774     (5,123)
Currency translation differences relating
  to cash and cash equivalents...................       --           --            90                 --         90
                                                   -------      -------       -------            -------    -------
Increase (decrease) in cash and
  cash equivalents...............................       18           (2)          (89)                --        (73)
Cash and cash equivalents
  at beginning of year...........................      (29)           3         1,834                 --      1,808
                                                   -------      -------       -------            -------    -------
Cash and cash equivalents
  at end of year.................................      (11)           1         1,745                 --      1,735
                                                   =======      =======       =======            =======    =======

                           BP p.l.c. AND SUBSIDIARIES

Note 51 -- Condensed consolidating information on certain US Subsidiaries (continued)

Cash flow statement (continued)

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
Year ended December 31, 2001
Net cash inflow (outflow) from
  operating activities...........................      956        6,199        18,249             (2,995)    22,409
Dividends from joint ventures....................       --           --           104                 --        104
Dividends from associated
  undertakings...................................       --           --           528                 --        528
Dividends from subsidiaries......................       --        1,537            --             (1,537)        --
Net cash inflow (outflow) from servicing
  of finance and returns on investments..........       --        1,218        (2,166)                --       (948)
Tax paid.........................................     (345)          (1)       (4,314)                --     (4,660)
Net cash inflow (outflow) for capital
  expenditure and financial investment...........   (1,870)         (33)       (7,946)                --     (9,849)
Net cash outflow for acquisitions
  and disposals..................................       --       (2,995)       (1,755)             2,995     (1,755)
Equity dividends paid............................       --       (4,827)       (1,537)             1,537     (4,827)
                                                   -------      -------       -------            -------    -------
Net cash inflow (outflow)........................   (1,259)       1,098         1,163                 --      1,002
                                                   =======      =======       =======            =======    =======
Financing........................................   (1,262)       1,097         1,137                 --        972
Management of liquid resources...................       --           --          (211)                --       (211)
Increase in cash.................................        3            1           237                 --        241
                                                   -------      -------       -------            -------    -------
                                                    (1,259)       1,098         1,163                 --      1,002
                                                   =======      =======       =======            =======    =======


The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
Net cash provided by (used in)
  operating activities...........................      611        8,953        12,401             (4,397)    17,568
Net cash provided by (used in)
  investing activities...........................   (1,870)      (3,028)       (9,701)             2,914    (11,685)
Net cash provided by (used in)
  financing activities...........................    1,262       (5,924)       (2,674)             1,483     (5,853)
Currency translation differences relating
  to cash and cash equivalents...................       --           --           (53)                --        (53)
                                                   -------      -------       -------            -------    -------
Increase (decrease) in cash and
  cash equivalents...............................        3            1           (27)                --        (23)
Cash and cash equivalents
  at beginning of year...........................      (32)           2         1,861                 --      1,831
                                                   -------      -------       -------            -------    -------
Cash and cash equivalents
  at end of year.................................      (29)           3         1,834                 --      1,808
                                                    =======      =======      =======            =======    =======

                           BP p.l.c. AND SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS (Concluded)

Note 51 -- Condensed consolidating information on certain US Subsidiaries (concluded)

Cash flow statement (concluded)

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
Year ended December 31, 2000
Net cash inflow (outflow) from
  operating activities...........................    1,683      (12,830)        7,958             23,605     20,416
Dividends from joint ventures....................       --           --           645                 --        645
Dividends from associated
  undertakings...................................       --           --           394                 --        394
Dividends from subsidiaries......................       --          793            --               (793)        --
Net cash inflow (outflow) from servicing
  of finance and returns on investments..........       (1)         431        (1,322)                --       (892)
Tax paid.........................................     (754)           5        (5,449)                --     (6,198)
Net cash inflow (outflow) for capital
  expenditure and financial investment...........     (552)         (64)       (6,456)                --     (7,072)
Net cash outflow for acquisitions
  and disposals..................................       45       18,118         6,307            (23,605)       865
Equity dividends paid............................       --       (4,415)         (793)               793     (4,415)
                                                   -------      -------       -------            -------    -------
Net cash inflow (outflow)........................      421        2,038         1,284                 --      3,743
                                                   =======      =======       =======            =======    =======
Financing........................................      435        2,039           939                 --      3,413
Management of liquid resources...................       --           --           452                 --        452
Decrease in cash.................................      (14)          (1)         (107)                --       (122)
                                                   -------      -------       -------            -------    -------
                                                       421        2,038         1,284                 --      3,743
                                                   =======      =======       =======            =======    =======


The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows

                                                    Issuer    Guarantor
                                               -----------    ---------
                                                        BP                                  Eliminations
                                               Exploration                      Other                and
                                               (Alaska)Inc    BP p.l.c.  subsidiaries  reclassifications   BP Group
                                               -----------    ---------  ------------  -----------------   --------
                                                                           ($ million)
Net cash provided by (used in)
  operating activities...........................      928      (11,601)        2,322             22,955     14,604
Net cash provided by (used in)
  investing activities...........................     (507)      18,054          (149)           (23,724)    (6,326)
Net cash provided by (used in)
  financing activities...........................     (435)      (6,454)       (1,732)               769     (7,852)
Currency translation differences relating
  to cash and cash equivalents...................       --           --           (50)                --        (50)
                                                   -------      -------       -------            -------    -------
Increase (decrease) in cash and
  cash equivalents...............................      (14)          (1)          391                 --        376
Cash and cash equivalents
  at beginning of year...........................      (18)           3         1,470                 --      1,455
                                                   -------      -------       -------            -------    -------
Cash and cash equivalents
  at end of year.................................      (32)           2         1,861                 --      1,831
                                                   =======      =======       =======            =======    =======

                           BP p.l.c. AND SUBSIDIARIES

                      SUPPLEMENTARY OIL AND GAS INFORMATION
                                   (Unaudited)

     The following tables show estimates of the Group's net proved reserves of crude oil and natural gas at December 31, 2002, 2001 and 2000.

Movements in estimated net proved reserves of crude oil (a)

                                                                Rest of                   Rest of
                                                        UK       Europe          USA        World        Total
                                                  --------     --------     --------     --------     --------
                                                                   (millions of barrels)
2002
Subsidiary undertakings
At January 1
Developed........................................    1,008          269        2,195          836        4,308
Undeveloped......................................      317          112        1,394        1,086        2,909
                                                  --------     --------     --------     --------     --------
                                                     1,325          381        3,589        1,922        7,217
                                                  --------     --------     --------     --------     --------
Changes attributable to:
Revisions of previous estimates..................      (58)          --          (33)          62          (29)
Purchases of reserves-in-place...................        8            2           --          217          227
Extensions, discoveries and other additions......        9           --          199          649          857
Improved recovery................................       19            4           60           49          132
Production.......................................     (168)         (38)        (254)        (159)        (619)
Sales of reserves-in-place.......................       (8)          --           --          (15)         (23)
                                                  --------     --------     --------     --------     --------
                                                      (198)         (32)         (28)         803          545
                                                  --------     --------     --------     --------     --------

At December 31
Developed........................................      858          250        2,225        1,002        4,335
Undeveloped......................................      269           99        1,336        1,723        3,427
                                                  --------     --------     --------     --------     --------
                                                     1,127          349        3,561        2,725(d)     7,762
                                                  ========     ========     ========     ========     ========
Equity-accounted entities (BP share)
At January 1
Developed........................................        5           --           --          977          982
Undeveloped......................................       --           --           --          177          177
                                                  --------     --------     --------     --------     --------
                                                         5           --           --        1,154        1,159
                                                  --------     --------     --------     --------     --------
Changes attributable to:
Revisions of previous estimates..................       --           --           --           76           76
Purchases of reserves-in-place...................       --           --           --          203          203
Extensions, discoveries and other additions......       --           --           --            7            7
Improved recovery................................       --           --           --           55           55
Production.......................................       --           --           --          (92)         (92)
Sales of reserves-in-place.......................       (5)          --           --           --           (5)
                                                  --------     --------     --------     --------     --------
                                                        (5)          --           --          249          244
                                                  --------     --------     --------     --------     --------
At December 31
Developed........................................       --           --           --        1,178        1,178
Undeveloped......................................       --           --           --          225          225
                                                  --------     --------     --------     --------     --------
                                                        --           --           --        1,403        1,403
                                                  ========     ========     ========     ========     ========
Total Group and BP share of
  equity-accounted entities......................    1,127          349        3,561        4,128        9,165
                                                  ========     ========     ========     ========     ========

                           BP p.l.c. AND SUBSIDIARIES

                                   (Unaudited)

Movements in estimated net proved reserves of crude oil (a) (continued)

                                                                Rest of                   Rest of
                                                        UK       Europe          USA        World        Total
                                                  --------     --------     --------     --------     --------
                                                                  (millions of barrels)
2001
Subsidiary undertakings
At January 1
Developed........................................    1,138          213        2,150          817        4,318
Undeveloped......................................      254          160        1,043          733        2,190
                                                  --------     --------     --------     --------     --------
                                                     1,392          373        3,193        1,550        6,508
                                                  --------     --------     --------     --------     --------
Changes in year attributable to:
Revisions of previous estimates..................      (16)          16          (39)         (58)         (97)
Purchases of reserves-in-place...................        9           --           --           11           20
Extensions, discoveries and other additions......       94           --          641          552        1,287
Improved recovery................................       24           29           48           12          113
Production.......................................     (177)         (37)        (243)        (144)        (601)
Sales of reserves-in-place.......................       (1)          --          (11)          (1)         (13)
                                                  --------     --------     --------     --------     --------
                                                       (67)           8          396          372          709
                                                  --------     --------     --------     --------     --------

At December 31
Developed........................................    1,008          269        2,195          836        4,308
Undeveloped......................................      317          112        1,394        1,086        2,909
                                                  --------     --------     --------     --------     --------
                                                     1,325          381        3,589 (b)    1,922(d)     7,217
                                                  ========     ========     ========     ========     ========

Equity-accounted entities (BP share)
At January 1
Developed........................................       --           --           --          986          986
Undeveloped......................................        5           --           --          144          149
                                                  --------     --------     --------     --------     --------
                                                         5           --           --        1,130        1,135
                                                  --------     --------     --------     --------     --------
Changes attributable to:
Revisions of previous estimates..................       --           --           --           55           55
Extensions, discoveries and other additions......       --           --           --           24           24
Improved recovery................................       --           --           --           21           21
Production.......................................       --           --           --          (76)         (76)
                                                  --------     --------     --------     --------     --------
                                                        --           --           --           24           24
                                                  --------     --------     --------     --------     --------
At December 31
Developed........................................        5           --           --          977          982
Undeveloped......................................       --           --           --          177          177
                                                  --------     --------     --------     --------     --------
                                                         5           --           --        1,154        1,159
                                                  ========     ========     ========     ========     ========
Total Group and BP share of
  equity-accounted entities.....................     1,330          381        3,589        3,076        8,376
                                                  ========     ========     ========     ========     ========

                           BP p.l.c. AND SUBSIDIARIES

                                   (Unaudited)

Movements in estimated net proved reserves of crude oil (a) (continued)

                                                                Rest of                   Rest of
                                                        UK       Europe          USA        World        Total
                                                  --------     --------     --------     --------     --------
                                                                  (millions of barrels)
2000
Subsidiary undertakings
At January 1
Developed........................................    1,158          190        2,930          550        4,828
Undeveloped......................................      183           95          932          497        1,707
                                                  --------     --------     --------     --------     --------
                                                     1,341          285        3,862(c)     1,047        6,535
                                                  --------     --------     --------     --------     --------
Changes in year attributable to:
Revisions of previous estimates..................       17           50           40            5          112
Purchases of reserves-in-place...................      146           --          554          441        1,141
Extensions, discoveries and other additions......        1           --          255          201          457
Improved recovery................................      131           71          105           22          329
Production.......................................     (195)         (33)        (251)        (143)        (622)
Sales of reserves-in-place.......................      (49)          --       (1,372)(c)      (23)      (1,444)
                                                  --------     --------     --------     --------     --------
                                                        51           88         (669)         503          (27)
                                                  --------     --------     --------     --------     --------

At December 31
Developed.......................................     1,138          213        2,150          817        4,318
Undeveloped.....................................       254          160        1,043          733        2,190
                                                  --------     --------     --------     --------     --------
                                                     1,392          373        3,193 (b)    1,550(d)     6,508
                                                  ========     ========     ========     ========     ========

Equity-accounted entities (BP share)
At January 1
Developed........................................       --           --           --          974          974
Undeveloped......................................        5           --           --           58           63
                                                  --------     --------     --------     --------     --------
                                                         5           --           --        1,032        1,037
                                                  --------     --------     --------     --------     --------
Changes attributable to:
Revisions of previous estimates..................       --           --           --           24           24
Purchases of reserves-in-place...................       --           --           --           73           73
Extensions, discoveries and other additions......       --           --           --           48           48
Improved recovery................................       --           --           --           23           23
Production.......................................       --           --           --          (68)         (68)
Sales of reserves-in-place.......................       --           --           --           (2)          (2)
                                                  --------     --------     --------     --------     --------
                                                        --           --           --           98           98
                                                  --------     --------     --------     --------     --------
At December 31
Developed........................................       --           --           --          986          986
Undeveloped......................................        5           --           --          144          149
                                                  --------     --------     --------     --------     --------
                                                         5           --           --        1,130        1,135
                                                  ========     ========     ========     ========     ========
Total Group and BP share of
  equity-accounted entities......................    1,397          373        3,193        2,680        7,643
                                                  ========     ========     ========     ========     ========

                           BP p.l.c. AND SUBSIDIARIES

                                   (Unaudited)

Movements in estimated net proved reserves of crude oil (a) (concluded)

---------------

(a) Crude oil includes natural gas liquids and condensate. Net proved reserves of crude oil exclude production royalties due to others.

(b) Proved reserves in the Prudhoe Bay field in Alaska include an estimated 86 million barrels (43 million barrels at December 31, 2001 and 91 million barrels at December 31, 2000) upon which a net profits royalty will be payable over the life of the field under the terms of the BP Prudhoe Bay Royalty Trust.

(c) The Group's common interest in Altura Energy was sold in 2000. The minority interest in Altura Energy included 309 million barrels at December 31, 1999.

(d) Minority interest in Trinidad and Tobago LLC included 17 million barrels (20 million barrels at December 31, 2001 and 23 million barrels at December 31, 2000).

                           BP p.l.c. AND SUBSIDIARIES

                                   (Unaudited)


Movements in estimated net proved reserves of natural gas (a)

                                                                Rest of                   Rest of
                                                        UK       Europe          USA        World        Total
                                                  --------     --------     --------     --------     --------
                                                                (billions of cubic feet)
2002
Subsidiary undertakings
At January 1
Developed........................................    3,212          265       12,232        8,040       23,749
Undeveloped......................................    1,160           43        2,535       15,472       19,210
                                                  --------     --------     --------     --------     --------
                                                     4,372          308       14,767       23,512       42,959
                                                  --------     --------     --------     --------     --------
Changes in year attributable to:
Revisions of previous estimates..................     (137)           3         (149)       1,175          892
Purchases of reserves-in-place...................       77            3            1           56          137
Extensions, discoveries and other additions......      126           --          340        2,702        3,168
Improved recovery................................       64           --          738        1,263        2,065
Production.......................................     (566)         (54)      (1,334)(b)   (1,147)      (3,101)
Sales of reserves-in-place.......................      (70)          --           (2)        (204)        (276)
                                                  --------     --------     --------     --------     --------
                                                      (506)         (48)        (406)       3,845        2,885
                                                  --------     --------     --------     --------     --------
At December 31
Developed........................................    3,215          216       12,102        8,240       23,773
Undeveloped......................................      651           44        2,259       19,117       22,071
                                                  --------     --------     --------     --------     --------
                                                     3,866          260       14,361       27,357(d)    45,844
                                                  ========     ========     ========     ========     ========

Equity-accounted entities (BP share)
At January 1
Developed........................................       24           --           --        1,508        1,532
Undeveloped......................................       --           --           --        1,684        1,684
                                                  --------     --------     --------     --------     --------
                                                        24           --           --        3,192        3,216
                                                  --------     --------     --------     --------     --------
Changes attributable to:
Revisions of previous estimates..................       --           --           --         (157)        (157)
Purchases of reserves-in-place...................       --           --           --           20           20
Extensions, discoveries and other additions......       --           --           --           27           27
Improved recovery................................       --           --           --            1            1
Production.......................................       (2)          --           --         (138)        (140)
Sales of reserves-in-place.......................      (22)          --           --           --          (22)
                                                  --------     --------     --------     --------     --------
                                                       (24)          --           --         (247)        (271)
                                                  --------     --------     --------     --------     --------
At December 31
Developed........................................       --           --           --        1,506        1,506
Undeveloped......................................       --           --           --        1,439        1,439
                                                  --------     --------     --------     --------     --------
                                                        --           --           --        2,945        2,945
                                                  ========     ========     ========     ========     ========
Total Group and BP share of
  equity-accounted entities......................    3,866          260       14,361       30,302       48,789
                                                  ========     ========     ========     ========     ========

                           BP p.l.c. AND SUBSIDIARIES

                                   (Unaudited)


Movements in estimated net proved reserves of natural gas (a) (continued)

                                                                Rest of                   Rest of
                                                        UK       Europe          USA        World        Total
                                                  --------     --------     --------     --------     --------
                                                                (billions of cubic feet)
2001
Subsidiary undertakings
At January 1
Developed........................................    3,898          275       12,111        7,985       24,269
Undeveloped......................................    1,058           71        2,400       13,302       16,831
                                                  --------     --------     --------     --------     --------
                                                     4,956          346       14,511       21,287       41,100
                                                  --------     --------     --------     --------     --------
Changes in year attributable to:
Revisions of previous estimates..................      (25)         (10)          16         (707)        (726)
Purchases of reserves-in-place...................       14           --            2          102          118
Extensions, discoveries and other additions......       70           15          620        3,748        4,453
Improved recovery................................      136           11          988          132        1,267
Production.......................................     (625)         (54)      (1,358)(b)   (1,050)      (3,087)
Sales of reserves-in-place.......................     (154)          --          (12)          --         (166)
                                                  --------     --------     --------     --------     --------
                                                      (584)         (38)         256        2,225        1,859
                                                  --------     --------     --------     --------     --------
At December 31
Developed........................................    3,212          265       12,232        8,040       23,749
Undeveloped......................................    1,160           43        2,535       15,472       19,210
                                                  --------     --------     --------     --------     --------
                                                     4,372          308       14,767       23,512(d)    42,959
                                                  ========     ========     ========     ========     ========

Equity-accounted entities (BP share)
At January 1
Developed........................................       --           --           --        1,268        1,268
Undeveloped......................................       25           --           --        1,525        1,550
                                                  --------     --------     --------     --------     --------
                                                        25           --           --        2,793        2,818
                                                  --------     --------     --------     --------     --------
Changes attributable to:
Revisions of previous estimates..................       (1)          --           --           93           92
Purchases of reserves-in-place...................       --           --           --           --           --
Extensions, discoveries and other additions......       --           --           --          360          360
Improved recovery................................       --           --           --           71           71
Production.......................................       --           --           --         (125)        (125)
                                                  --------     --------     --------     --------     --------
                                                        (1)          --           --          399          398
                                                  --------     --------     --------     --------     --------
At December 31
Developed........................................       24           --           --        1,508        1,532
Undeveloped......................................       --           --           --        1,684        1,684
                                                  --------     --------     --------     --------     --------
                                                        24           --           --        3,192        3,216
                                                  ========     ========     ========     ========     ========
Total Group and BP share of
  equity-accounted entities......................    4,396          308       14,767       26,704       46,175
                                                  ========     ========     ========     ========     ========

                           BP p.l.c. AND SUBSIDIARIES

                                   (Unaudited)


Movements in estimated net proved reserves of natural gas (a) (continued)

                                                                Rest of                   Rest of
                                                        UK       Europe          USA        World        Total
                                                  --------     --------     --------     --------     --------
                                                                (billions of cubic feet)
2000
Subsidiary undertakings
At January 1
Developed........................................    3,354          282       10,439        6,423       20,498
Undeveloped......................................      919           63        1,552       10,770       13,304
                                                  --------     --------     --------     --------     --------
                                                     4,273          345       11,991(c)    17,193       33,802
                                                  --------     --------     --------     --------     --------
Changes in year attributable to:
Revisions of previous estimates..................      (17)          23          150          331          487
Purchases of reserves-in-place...................    1,099           --        3,034        2,313        6,446
Extensions, discoveries and other additions......      253           --          923        2,343        3,519
Improved recovery................................       29           28          980           91        1,128
Production.......................................     (605)         (50)      (1,174)(b)     (916)      (2,745)
Sales of reserves-in-place.......................      (76)          --       (1,393)(c)      (68)      (1,537)
                                                  --------     --------     --------     --------     --------
                                                       683            1        2,520        4,094        7,298
                                                  --------     --------     --------     --------     --------
At December 31
Developed........................................    3,898          275       12,111        7,985       24,269
Undeveloped......................................    1,058           71        2,400       13,302       16,831
                                                  --------     --------     --------     --------     --------
                                                     4,956          346       14,511       21,287(d)    41,100
                                                  ========     ========     ========     ========     ========

Equity-accounted entities (BP share)
At January 1
Developed........................................       --           --           --          783          783
Undeveloped......................................       26           --           --          915          941
                                                  --------     --------     --------     --------     --------
                                                        26           --           --        1,698        1,724
                                                  --------     --------     --------     --------     --------
Changes attributable to:
Revisions of previous estimates..................       (1)          --           --          167          166
Purchases of reserves-in-place...................       --           --           --          763          763
Extensions, discoveries and other additions......       --           --           --          176          176
Improved recovery................................       --           --           --           85           85
Production.......................................       --           --           --          (96)         (96)
                                                  --------     --------     --------     --------     --------
                                                        (1)          --           --        1,095        1,094
                                                  --------     --------     --------     --------     --------
At December 31
Developed........................................       --           --           --        1,268        1,268
Undeveloped......................................       25           --           --        1,525        1,550
                                                  --------     --------     --------     --------     --------
                                                        25           --           --        2,793        2,818
                                                  ========     ========     ========     ========     ========
Total Group and BP share of
  equity-accounted entities......................    4,981          346       14,511       24,080       43,918
                                                  ========     ========     ========     ========     ========

                           BP p.l.c. AND SUBSIDIARIES

                                   (Unaudited)


Movements in estimated net proved reserves of natural gas (a) (concluded)

----------

(a) Net proved reserves of natural gas exclude production royalties due to others.

(b) Includes 63 billion cubic feet of natural gas consumed in Alaskan operations (2001, 61 billion cubic feet and 2000, 55 billion cubic feet).

(c) The Group's common interest in Altura Energy was sold in 2000. The minority interest in Altura Energy included 155 billion cubic feet of natural gas at December 31, 1999.

(d) Minority interest in Trinidad and Tobago LLC included 1,185 billion cubic feet of natural gas (1,258 billion cubic feet at December 31, 2001 and 1,605 billion cubic feet at December 31, 2000).

                           BP p.l.c. AND SUBSIDIARIES

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

                                                                     Rest of                Rest of
                                                               UK     Europe        USA       World      Total
                                                         --------   --------   --------    --------   --------
                                                                             ($ million)
At December 31, 2002
Future cash inflows (a)..........................          44,300     11,600    146,100     136,900    338,900
Future production and development costs (b)......          18,400      3,900     39,000      42,700    104,000
Future taxation (c)..............................           9,800      5,300     38,500      34,400     88,000
                                                         --------   --------   --------    --------   --------
Future net cash flows............................          16,100      2,400     68,600      59,800    146,900
10% annual discount (d)..........................           4,800        800     33,100      31,700     70,400
                                                         --------   --------   --------    --------   --------
Standardized measure of discounted future
  net cash flows.................................          11,300      1,600     35,500      28,100     76,500
                                                         ========   ========   ========    ========   ========
At December 31, 2001
Future cash inflows (a)..........................          40,600      8,000     83,700      81,400    213,700
Future production and development costs (b)......          18,800      3,500     33,700      30,600     86,600
Future taxation (c)..............................           5,700      3,000     16,900      18,900     44,500
                                                         --------   --------   --------    --------   --------
Future net cash flows............................          16,100      1,500     33,100      31,900     82,600
10% annual discount (d)..........................           5,300        400     16,600      15,800     38,100
                                                         --------   --------   --------    --------   --------
Standardized measure of discounted future
  net cash flows.................................          10,800      1,100     16,500      16,100     44,500
                                                         ========   ========   ========    ========   ========

At December 31, 2000
Future cash inflows (a)..........................          43,800      9,400    187,200      94,100    334,500
Future production and development costs (b)......          19,000      2,800     38,400      27,300     87,500
Future taxation (c)..............................           7,100      4,700     45,600      27,100     84,500
                                                         --------   --------   --------    --------   --------
Future net cash flows............................          17,700      1,900    103,200      39,700    162,500
10% annual discount (d)..........................           5,000        700     49,200      18,000     72,900
                                                         --------   --------   --------    --------   --------
Standardized measure of discounted future
  net cash flows.................................          12,700      1,200     54,000      21,700     89,600
                                                         ========   ========   ========    ========   ========

                           BP p.l.c. AND SUBSIDIARIES

                                   (Unaudited)


Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves (concluded)

     The following are the principal sources of change in the standardized measure of discounted future net cash flows during the years ended December 31, 2002, 2001 and 2000:

                                                                             Years ended December 31,
                                                                        --------------------------------
                                                                           2002         2001         2000
                                                                       --------     --------    ---------

                                                                                   ($ million)
Sales and transfers of oil and gas produced, net of
  production costs...................................................   (22,400)     (17,500)     (18,400)
Development costs incurred during the year...........................     7,200        6,800        4,500
Extensions, discoveries and improved recovery, less related costs....     9,700        9,200       13,100
Net changes in prices and production costs (e).......................    51,600      (74,100)      51,100
Revisions of previous reserve estimates..............................     2,500       (1,300)         900
Net change in taxation...............................................   (16,700)      26,300      (14,800)
Future development costs.............................................    (5,100)      (3,200)      (2,400)
Net change in purchase and sales of reserves-in-place................       800         (200)       2,400
Addition of 10% annual discount......................................     4,400        8,900        4,800
                                                                         ------       ------       ------
Total change in the standardized measure during the year.............    32,000      (45,100)      41,200
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

(c)  Taxation is computed using appropriate year-end corporate income tax rates.

(d) Future net cash flows from oil and natural gas production are discounted at 10% regardless of the Group assessment of the risk associated with its producing activities.

(e) Net changes in prices and production costs includes the effect of exchange movements.

Equity-accounted entities

     In addition, at December 31, 2002 the Group's share of the standardized measure of discounted future net cash flows of equity-accounted entities amounted to $4,300 million ($3,400 million at December 31, 2001 and $3,100 million at December 31, 2000).

                           BP p.l.c. AND SUBSIDIARIES

                                   (Unaudited)


Operational and statistical information

     The following tables present operational and statistical information related to production, drilling, productive wells and acreage.

Crude oil and natural gas production

     The following table shows crude oil and natural gas production for the years ended December 31, 2002, 2001 and 2000.


                                                         Rest of                   Rest of
                                                 UK       Europe          USA        World        Total(d)
                                           --------     --------     --------     --------     --------
                                                            (thousand barrels per day)

Production for the year (a)
Crude oil (b)(d)
2002......................................      462          104          765          687        2,018
2001......................................      485          100          744          602        1,931
2000......................................      534           90          729          575        1,928

                                                           (million cubic feet per day)

Natural gas (c)(e)
2002......................................    1,555          147        3,483        3,522        8,707
2001......................................    1,713          147        3,554        3,218        8,632
2000......................................    1,652          136        3,054        2,767        7,609

----------

(a)  All volumes are net of royalty.

(b)  Crude oil includes natural gas liquid and condensate.

(c)  Natural gas production excludes gas consumed in operations.

(d) Includes amounts produced for the Group by equity-accounted entities of 252,000 b/d in 2002 (2001, 208,000 b/d and 2000, 185,000 b/d).

(e) Includes amounts produced for the Group by equity-accounted entities of 383 mmcf/d in 2002 (2001, 345 mmcf/d and 2000, 263 mmcf/d).

                           BP p.l.c. AND SUBSIDIARIES

                                   (Unaudited)

Operational and statistical information (continued)

Productive oil and gas wells and acreage

     The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which the Group and its equity-accounted entities had interests as of December 31, 2002. A 'gross' well or acre is one in which a whole or fractional working interest is owned, while the number of 'net' wells or acres is the sum of the whole or fractional working interests in gross wells or acres. Productive wells are producing wells and wells capable of production. Developed acreage is the acreage within the boundary of a field, on which development wells have been drilled, which could produce the reserves; while undeveloped acres are those on which wells have not been drilled or completed to a point that would permit the production of commercial quantities, whether or not such acres contain proved reserves.

                                                          Rest of                   Rest of
                                                  UK       Europe          USA        World        Total
                                            --------     --------     --------     --------     --------
Number of productive wells
  at December 31, 2002
Oil wells (a)   -- gross...................      465           74        6,901       13,453       20,893
                -- net.....................      231         24.9      3,999.8      4,405.8      8,661.5

Gas wells (b)   -- gross...................      477           39       19,989        2,963       23,468
                -- net.....................      219         13.4     12,036.0      1,658.6     13,927.0


----------

(a) Includes approximately 1,905 gross (882.20 net) multiple completion wells (more than one formation producing into the same well bore).

(b) Includes approximately 2,074 gross (1,238.0 net) multiple completion wells. If one of the multiple completions in a well is an oil completion, the well is classified as an oil well.

                                                         Rest of                   Rest of
                                               UK         Europe          USA        World        Total
                                         --------      --------      --------     --------     --------
                                                             (thousands of acres)
Oil and natural gas acreage
  at December 31, 2002
Developed
-- gross.............................         753.3        138.6     15,153.3      7,170.8     23,216.0
-- net...............................         353.4         46.3      7,010.5      2,656.8     10,067.0
Undeveloped (a)
-- gross.............................       3,716.6      4,089.5      7,620.0     93,107.1    108,533.2
-- net...............................       1,972.9      1,411.4      4,187.9     38,702.6     46,274.8

----------

(a)  Undeveloped acreage includes leases and concessions.

                           BP p.l.c. AND SUBSIDIARIES

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

                                                            Rest of                   Rest of
                                                    UK       Europe          USA        World        Total
                                              --------     --------     --------     --------     --------
2002
Exploratory
-- productive...............................       0.8          0.4          2.1         17.3         20.6
-- dry......................................        --          0.5          1.0         19.5         21.0
Development
-- productive...............................      17.3          1.5        384.2        212.9        615.9
-- dry......................................       2.8           --         19.7         28.2         50.7
2001
Exploratory
-- productive...............................       3.2          0.9          5.7         18.7         28.5
-- dry......................................       1.2          0.7          3.8          2.5          8.2
Development
-- productive...............................      13.5          4.2        705.3        325.2      1,048.2
-- dry......................................       1.6           --         25.7         33.5         60.8
2000
Exploratory
-- productive...............................       2.4          0.4         21.5         19.9         44.2
-- dry......................................        --          1.3         12.4          7.2         20.9
Development
-- productive...............................      12.6          2.5        398.4        425.2        838.7
-- dry......................................       1.9           --         45.7         23.4         71.0


Drilling and production activities in progress

     The following table shows the number of exploratory and development oil and natural gas wells in the process of being drilled by the Group and its equity-accounted entities as of December 31, 2002. Suspended development wells and long-term suspended exploratory wells are also included in the table.

                                                                Rest of                   Rest of
                                                        UK       Europe          USA        World        Total
                                                  --------     --------     --------     --------     --------
At December 31, 2002
Exploratory
-- gross.........................................       --           --            9           17           26
-- net...........................................       --           --          3.1          7.2         10.3
Development
-- gross.........................................       10            2           73           99          184
-- net...........................................      3.5          0.8         46.7         25.6         76.6

                                                                     SCHEDULE II
                           BP p.l.c. AND SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNTS

                                                                   Additions
                                                             -----------------------
                                                             Charged to   Charged to
                                                Balance at    costs and        other     Transfers/      Balance
                                                January 1,     expenses     accounts(a)  Deductions  December 31,
                                                ----------   ----------   ----------     ----------  -----------
                                                                          ($ million)
2002
Fixed assets -- Investments (b)..............          632           13           37             (4)         678
                                                 =========    =========    =========      =========    =========
Doubtful debts (b)...........................          290          179           49            (73)         445
                                                 =========    =========    =========      =========    =========
Decommissioning provisions...................        3,304          308          689           (133)       4,168
                                                 =========    =========    =========      =========    =========


2001
Fixed assets -- Investments (b)..............          505           68           (4)            63          632
                                                 =========    =========    =========      =========    =========
Doubtful debts (b)...........................          357          131           17           (215)         290
                                                 =========    =========    =========      =========    =========
Decommissioning provisions...................        3,001          156          353           (206)       3,304
                                                 =========    =========    =========      =========    =========

2000
Fixed assets -- Investments (b)..............          309          252           (6)           (50)         505
                                                 =========    =========    =========      =========    =========
Doubtful debts (b)...........................          117           99          117             24          357
                                                 =========    =========    =========      =========    =========
Decommissioning provisions...................        2,785          139          (23)           100(c)     3,001
                                                 =========    =========    =========      =========    =========


---------------

(a) Principally currency transactions. For decommissioning provisions this also includes unwinding of discount and the effect of any change in discount rate.

(b)  Deducted in the balance sheet from the assets to which they apply.

(c)  Includes $484 million additional provisions in respect of acquisitions.

                           BP p.l.c. AND SUBSIDIARIES

                                   SIGNATURES




     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                   BP p.l.c.
                                                 (Registrant)




                                           /s/ D. J. PEARL
                                           .........................
                                           D. J. Pearl
                                           Deputy Company Secretary



Dated: March 24, 2003

                           BP p.l.c. AND SUBSIDIARIES

                                 CERTIFICATION

                 I, The Lord Browne of Madingley, certify that:


1.   I have reviewed this annual report on Form 20-F of BP p.l.c.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the 'Evaluation Date'); and

     c)   presented   in  this   annual   report  our   conclusions   about  the
          effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  March 24, 2003

                                        /s/ THE LORD BROWNE OF MADINGLEY
                                        --------------------------------
                                        The Lord Browne of Madingley
                                        Group Chief Executive

                           BP p.l.c. AND SUBSIDIARIES

                                 CERTIFICATION

                 I, Byron Grote, certify that:

1.   I have reviewed this annual report on Form 20-F of BP p.l.c.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the 'Evaluation Date'); and

     c)   presented   in  this   annual   report  our   conclusions   about  the
          effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  March 24, 2003

                                       /s/ BYRON E. GROTE
                                       ------------------------
                                        Byron E. Grote
                                        Chief Financial Officer