Form 20-F/A
period 2004-12-31
BP PLC
filed 2006-06-13
CIK 313807

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
Amendment No. 1

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Ordinary Shares of 25c each	21,525,977,902
Cumulative First Preference Shares of £1 each	7,232,838
Cumulative Second Preference Shares of £1 each	5,473,414

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	X	No

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No	X

        Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	X	Accelerated filer	Non-accelerated filer

        Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17	Item 18	X

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

EXPLANATORY NOTE

Introduction

        This Amendment No. 1 (Amendment No. 1) to the Annual Report on Form 20-F for the year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission (the SEC) on June 30, 2005, (the Original Form 20-F), amends portions of the Original Form 20-F to give effect to the Revenues and Cost of Sales Restatement (as defined below) by the registrant as described in further detail below. Except as otherwise stated in this Amendment No. 1, and except as set forth in the Financial Statements with respect to information presented therein, all information presented in this Amendment No. 1, including forward looking statements, is as at June 30, 2005 and has not been updated for events subsequent to the date of the original filing. Certain disclosures are expressly presented as of an earlier date in accordance with disclosure requirements applicable to Form 20-F.

        This Amendment No.1 amends and restates in part Items 3, 4, 5, 15, 18 and 19 of the Original Form 20-F, and no other information included in the Original Form 20-F is amended hereby.

        This Amendment No. 1 does not amend the registrants' Annual Reports on Form 20-F filed with the SEC for the year ended December 31, 2003 or any prior period.

Revenues and Cost of Sales Restatement

        Previously, under US GAAP, revenues associated with over-the-counter forward contracts in oil, gas, NGLs and power were presented on a gross basis under the provisions of EITF 99-19. During 2005, a review was undertaken into the presentation of these transactions. It was concluded that the provisions of EITF 02-03 should have been applied rather than the provisions of EITF 99-19, and the transactions reported on a net basis. Under the provisions of APB 20, management concluded that this change represented an accounting error. Revenue and cost of sales on a US GAAP basis for all periods presented have been restated to adjust for transactions which should be reported net. This restatement, while reducing revenue and cost of sales did not impact the Group's profit for the year as adjusted to accord with US GAAP, profit per ordinary share, cash flow or financial condition.

        The following table sets forth the adjustments made to reported US GAAP revenues, cost of sales and profit for the year.

	2004	2003	2002	2001	2000
	($ million)
Revenues	(81,756)	(58,956)	(32,730)	(28,316)	(16,395)
Cost of sales	(81,756)	(58,956)	(32,730)	(28,316)	(16,395)
Profit for the year	—	—	—	—	—

        Refer to Note 50(s) on page F-120 for additional information on the Revenues and Cost of Sales Restatement.

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

	Years ended December 31,
	2004	2003	2002	2001	2000
	($ million except per share amounts)
UK GAAP
Income statement data
Turnover	294,849	236,045	180,186	175,389	161,826
Less: joint ventures	9,790	3,474	1,465	1,171	13,764

Group turnover	285,059	232,571	178,721	174,218	148,062
Cost of sales	247,110	201,335	154,615	148,893	120,298
Profit for the year	15,731	10,482	6,795	6,556	10,120
Per ordinary share: (cents)
Profit for the year:
Basic	72.08	47.27	30.33	29.21	46.77
Diluted	70.79	46.83	30.19	29.04	46.46
Dividends per share (cents)	29.45	26.00	24.00	22.00	20.50
Dividends per share (pence)	16.099	15.517	15.638	15.436	13.791
Ordinary Share data (a)
Average number outstanding of 25 cents ordinary shares (shares million undiluted)	21,821	22,171	22,397	22,436	21,638
Average number outstanding of 25 cents ordinary shares (shares million diluted)	22,310	22,429	22,504	22,574	21,783
Balance sheet data
Total assets	193,213	172,342	155,621	141,704	144,502
Net assets	77,999	71,720	64,472	65,741	66,010
Share capital	5,403	5,552	5,616	5,629	5,653
BP shareholders' interest	76,656	70,595	63,834	65,143	65,442
Finance debt due after more than one year	12,907	12,869	11,922	12,327	14,772
Debt to borrowed and invested capital (b)	14%	15%	16%	16%	18%

	Years ended December 31,
	2004	2003	2002	2001	2000
	($ million except per share amounts)
US GAAP
Income statement data
Revenues (restated) (c)	203,303	173,615	145,991	145,902	131,667
Cost of sales (restated) (c)	165,354	142,379	121,885	120,577	103,903
Profit for the year (c)	17,090	12,941	8,109	4,467	10,164
Comprehensive income	17,364	19,886	10,256	2,952	7,711
Profit per ordinary share: (cents)
Basic	78.31	58.36	36.20	19.90	46.96
Diluted	76.88	57.79	36.02	19.78	46.65
Profit per American Depositary Share: (cents)
Basic	469.86	350.16	217.20	119.40	281.76
Diluted	461.28	346.74	216.12	118.68	279.90
Balance sheet data
Total assets	205,648	186,576	164,103	145,990	151,966
Net assets	86,435	80,292	67,274	62,786	65,655
BP shareholders' interest	85,092	79,167	66,636	62,188	65,087

(a)
The number of ordinary shares shown have been used to calculate per share amounts for both UK and US GAAP.

(b)
Finance debt due after more than one year, as a percentage of such debt plus BP and minority shareholders' interests.

(c)
Previously, under US GAAP, revenues associated with over-the-counter forward contracts in oil, gas, NGLs and power were presented on a gross basis under the provisions of EITF 99-19. During 2005, a review was undertaken into the presentation of these transactions. It was concluded that the provisions of EITF 02-03 should have been applied rather than the provisions of EITF 99-19, and the transactions reported on a net basis. Under the provisions of APB 20, management concluded that this change represented an accounting error. Revenue and cost of sales on a US GAAP basis for all periods presented have been restated to adjust for transactions which should be reported net. While reducing the reported amount of revenues and cost of sales, the restating of these transactions on a net basis did not impact the Group's profit for the year as adjusted to accord with US GAAP, profit per ordinary share, cash flow or financial position.

  Further information is shown in Item 18—Financial Statements — Note 50 on page F-103.

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

        The following table shows dividends announced by the Company per ADS for each of the past five years before the 'refund' and deduction of withholding taxes as described in Item 10 — Additional Information — Taxation on page 164. Refund means an amount equal to the tax credit available to individual shareholders resident in the UK in respect of such dividend, less a withholding tax equal to 15% (but limited to the amount of the tax credit) of the aggregate of such tax credit and such dividend.

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

        Future dividends will be dependent upon future earnings, the financial condition of the Group, the Risk Factors set out below, and other matters which may affect the business of the Group set out in Item 5 — Operating and Financial Review on page 83.

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

        BP is one of the world's leading oil companies on the basis of market capitalization and proved reserves. Our worldwide headquarters is located in London, UK. Our registered address is:

BP p.l.c.
1 St James's Square
London SW1Y 4PD
United Kingdom
Tel: +44(0)20 7496 4000
Internet address: www.bp.com

        Our agent in the USA is:

BP America Inc.
4101 Winfield Road
Warrenville, Illinois 60555
Tel: +1 630 821 2222

Overview of the Group

        For years to December 31, 2004, our operating business segments were Exploration and Production; Refining and Marketing; Petrochemicals; and Gas, Power and Renewables. Exploration and Production's activities include oil and natural gas exploration and field development and production (upstream activities), together with pipeline transportation and natural gas processing (midstream activities). The activities of Refining and Marketing include oil supply and trading as well as refining and marketing (downstream activities). Petrochemicals activities include manufacturing, marketing and distribution. The Petrochemicals segment ceased to report separately as from January 1, 2005 (see Resegmentation in 2005 in this Item on page 17). Gas, Power and Renewables activities include marketing and trading of natural gas, NGL, new market development and LNG, and solar and renewables. The Group provides high quality technological support for all its businesses through its research and engineering activities.

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

  —
  In Petrochemicals, we are a significant producer with strong manufacturing and marketing bases in the USA and Europe. We are growing in the Asia Pacific region, where we already have interests in a number of production facilities. Our strategy is focused on seven core products, with the aim of providing world-class performance in all aspects of our activities. We are now managing our portfolio in two distinct parts — Aromatics and Acetyls (A&A), comprising purified terephthalic acid (PTA), paraxylene (PX) and acetic acid, and Olefins and Derivatives (O&D) comprising principally ethylene and related co-products, polypropylene, high density polyethylene (HDPE) and acrylonitrile (see Resegmentation in 2005 in this Item on page 17).

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

        With the exception of the Atlantic Richfield acquisition, which was a share transaction, and the shares issued to AAR in connection with TNK-BP (see Acquisitions and Disposals in this Item on page 16) all capital expenditure and acquisitions during the last five years have been financed from cash flow from operations, disposal proceeds and external financing.

        Information for 2004, 2003 and 2002 concerning the profits and assets attributable to the businesses and to the geographical areas in which the Group operates is set forth in Item 18 — Financial Statements — Note 49 on page F-99.

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

        The Company's proved reserves estimates for the year ended December 31, 2004 reported in this Form 20-F reflect year-end prices and some adjustments which have been made vis-à-vis individual asset reserve estimates based on different applications of certain SEC interpretations of SEC regulations relating to the use of technology (mainly seismic) to estimate reserves in the reservoir away from wellbores and the reporting of fuel gas (i.e., gas used for fuel in operations on the lease) within proved reserves. The 2004 year-end marker prices used were Brent $40.24/bbl and Henry Hub $6.01/mmbtu. The other 2004 movements in proved reserves, are reflected in the tables showing movements in oil and gas reserves by region in Item 18—Financial Statements—Supplementary Oil and Gas Information on pages S-1 to S-8.

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

  —
  The use of US-built and US-flagged ships is required when transporting Alaskan oil to markets in the USA. BP has begun replacing its US-flagged fleet as existing ships are retired in accordance with the Oil Pollution Act of 1990. For discussion of the Oil Pollution Act of 1990, see Environmental Protection—Maritime Oil Spill Regulations in this Item on page 75. BP has contracted for the delivery of four 1.3 million-barrel-capacity, double-hull tankers for use in transporting North Slope oil to West Coast refineries. The ships are being constructed by the National Steel and Shipbuilding Company in San Diego, CA. BP took delivery of the first of the four state-of-the-art double-hull tankers, the Alaskan Frontier, in August, 2004 and the second, the Alaskan Explorer, in March 2005. The third is expected to be delivered in the fourth quarter of 2005 and the fourth in 2006. In addition to the Alaskan Frontier and Explorer, BP America Inc. has a chartered fleet of seven US-flagged tankers to transport Alaskan crude oil to markets.

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

Liquefied Natural Gas

        Within BP, Exploration and Production is responsible for the supply of LNG and the Gas, Power and Renewables business is responsible for the subsequent marketing and distribution of LNG (see details under Gas, Power and Renewables — New Market Development and LNG in this Item on page 67). BP Exploration and Production has interests in four major LNG plants. The Atlantic LNG plant in Trinidad (BP 34% in Train 1, 42% in Trains 2 and 3, and 37.8% in Train 4); in Indonesia through our interests in Sanga-Sanga PSA, (BP 38%), which supplies natural gas to the Bontang LNG plant, and Tangguh (PSA, BP 37%), which is under construction; and in Australia through our share of LNG from the North West Shelf natural gas development (BP 16.7%).

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

Supply and Trading

        The Group has a long established supply and trading activity responsible for delivering value across the overall crude and oil products supply chain. This activity identifies the best markets and prices for our crude oil, sources optimal feedstock to our refining assets and sources marketing activities with flexible and competitive supply. Additionally, the function creates incremental trading gains through holding commodity derivative contracts and trading inventory. To achieve these objectives in a liquid and volatile international market the Group enters into a range of commodity derivative contracts including exchange traded futures and options, over-the-counter options, swaps and forward contracts as well as physical term and spot contracts.

        Exchange traded contracts are traded on liquid regulated markets which transact in key crude grades, such as Brent and West Texas Intermediate and the main product grades such as gasoline and gasoil. These exchanges exist in each of the key markets in the US, Western Europe and Far East. Over-the-counter contracts include a variety of options and most importantly swaps. These swaps price in relation to a wider set of grades than those traded through the exchanges where counterparties contract for differences between, for example, fixed and floating prices. The contracts we use are described in more detail below. Additionally, physical crude can be traded forward by using specific over-the-counter contracts pricing in reference to Brent and West Texas Intermediate grade. Over-the-counter crude forward sales contracts are used by BP to both buy and sell the underlying physical commodity as well as a risk management and trading instrument. The scale and application of these over-the-counter forward contracts, when measured by volume, has not changed significantly over the period 2002 to 2004. The volumes of crude oil sold through over-the-counter forward sales contracts was 1,276 mb/d in 2002, 1,284 mb/d in 2003 and 1,303 mb/d in 2004. The turnover associated with these contracts increased as a function of the increasing price of crude oil over the period.

        Risk management is undertaken when the Group is exposed to market risk primarily due to the timing of sales and purchases, which may occur for both commercial and operational reasons. For example, if the Group has delayed a purchase and has a lower than normal inventory level, the associated price exposure may be limited by taking an offsetting position in the most suitable commodity derivative contract described above. Where trading is undertaken, the Group actively combines a range of derivative contracts and physical positions to create incremental trading gains by arbitraging prices, typically between locations and time periods. This range of contract types includes futures, swaps, options and forward sale and purchase contracts, these contracts are described further below. The nature and purpose of this activity is broadly unchanged, though the volume of activity has grown slightly over the period 2002 to 2004.

        Through these transactions the Group sells crude production into the market allowing more suitable higher margin crude to be supplied to our refineries. The Group may also actively buy and sell crude on a spot and term basis to further improve selections of crude for refineries. In addition, where refinery production is surplus to marketing requirements or can be sourced more competitively, it is sold into the market. This latter activity also encompasses opportunities to maximise the value of the whole supply chain through the optimisation of storage and pipeline assets including the purchase of product components that are blended into finished products. The Group also owns and contracts for storage and transport capacity to facilitate this activity.

        The range of transactions that the Group enters into is described below in more detail:

(a)
Exchange traded commodity derivatives

  These contracts are typically in the form of futures and options traded on a recognised Exchange, such as Nymex, Simex, IPE and Chicago Board of Trade. Such contracts are traded in standard specifications for the main marker crude oils such as Brent and West Texas Intermediate and the main product grades such as gasoline and gasoil. Though potentially settled physically, these contracts are typically settled financially. Gains and losses, otherwise referred to as variation margins, are settled on a daily basis with the relevant Exchange. These contracts are used for the trading and risk management of both crude and products. Realized and unrealized gains and losses on exchange traded commodity derivatives are included in cost of sales for UK GAAP and within revenues for US GAAP.

(b)
Over-the-counter (OTC) contracts, excluding forward contracts

  These contracts are typically in the form of swaps and options. OTC contracts are negotiated between two parties. They are not traded on an Exchange. Amounts are settled at expiry, typically through netting agreements, to limit credit exposure and support liquidity. Swaps are contractual obligations to exchange cash flows between two parties, one usually references a floating price whilst the other a fixed price with the net difference of the cash flows being settled. Options give the holder the right but not the obligation to buy or sell crude or oil products at a specified price on or before a specific future date. These contracts can be used both as part of trading and risk management activities. Realized and unrealized gains and losses on OTC contracts (other than forward contracts) are included in cost of sales for UK GAAP and within revenues for US GAAP.

(c)
Over-the-counter forward contracts

  West Texas Intermediate and a standard North Sea crude blend (Brent, Forties and Osberg — BFO) are bought and sold forward using standard contracts. These contracts are negotiated between two parties and not traded on an Exchange. Although they specify physical delivery terms for each crude blend a significant volume are not settled physically. The contracts contain standard delivery, pricing and settlement terms. Additionally the BFO contract specifies a standard volume and tolerance given the physically settled transactions are delivered by cargo. For UK GAAP, OTC forward sales contracts are included in turnover when settled and OTC forward purchase contracts are included in cost of sales when settled. Unrealized gains and losses are included in cost of sales. For US GAAP, where OTC forward contracts are held for trading, realized and unrealized gains are included in revenues.

(d)
Spot and term contracts

  Spot contracts are contracts to purchase or sell crude and oil products at the market price prevailing on and around the delivery date. Term contracts are contracts to purchase or sell a commodity at regular intervals over an agreed term. Though spot and term contracts may have a standard form, there is no offsetting mechanism in place. Spot transactions price around the bill of lading date when we take title to the inventory. These transactions result in physical delivery with operational and price risk. Spot and term contracts relate typically to purchases of crude for a refinery, sales of the Group's oil production and sales of the Group's oil products. For UK and US GAAP, spot and term sales are included in turnover and revenues respectively, when title passes. Similarly, spot and term purchases are included in cost of sales for UK and US GAAP.

        The following table describes how these types of transactions contributed to turnover over the period 2002 to 2004:

		Years ended December 31,
		2004	2003	2002
Sale of crude oil through spot and term contracts	($ million)	25,027	23,915	18,150
Sale of crude oil, through over-the-counter forward contracts	($ million)	18,485	14,098	11,599
Marketing, spot and term sales of refined products	($ million)	124,458	102,003	87,520
Other sales including non-oil and to other segments	($ million)	11,617	9,461	8,567

		179,587	149,477	125,836

Sale of crude oil through spot and term contracts	(mb/d)	2,505	2,553	2,659
Sale of crude oil, through over-the-counter forward contracts	(mb/d)	1,303	1,284	1,276
Marketing, spot and term sales of refined products	(mb/d)	6,398	6,688	6,563

        Refer to Item 5 — Operating and Financial Review — Refining and Marketing on page 91 and Item 11 — Quantitative and Qualitative Disclosures About Market Risk on page 168 for further information.

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

	Years ended December 31,
Group gas sales volumes (a)	2004	2003	2002
	(million cubic feet per day)
UK (b)	4,679	6,801	5,603
Rest of Europe	411	441	399
USA	13,384	11,528	9,315
Rest of World	13,216	11,669	9,535

Total (c)	31,690	30,439	24,852

(a) Includes marketing, trading and supply sales. Also includes the following volumes under OTC forward contracts.	22,776	20,635	15,012
(b)
UK volumes for 2003 and 2002 have been restated to include trading volumes consistent with other volumes presented in this table.

(c)
Included in the above are sales made directly by the Exploration and Production segment to third parties. In 2004, these were 3.7 bcf/d, of which 2.7 bcf/d are in Rest of World.

        Our policy toward natural gas price risk is described in Item 11 — Quantitative and Qualitative Disclosures about Market Risk on page 173.

        The following table describes how these types of transactions contributed to turnover over the period 2002 to 2004:

		Years ended December 31,
		2004	2003	2002
Gas marketing sales	($ million)	13,532	12,929	9,401
Sale of gas through over-the-counter forward contracts	($ million)	43,099	32,338	14,049
Sale of power through over-the-counter forward contracts	($ million)	16,110	11,950	8,138
Sale of NGLs through over-the-counter forward contracts	($ million)	2,251	416	40
Other sales (including NGL marketing)	($ million)	8,328	8,006	5,952

	($ million)	83,320	65,639	37,580

Gas marketing sales volumes	(mmcf/d)	5,244	5,881	5,840
Natural gas sales by Exploration and Production	(mmcf/d)	3,670	3,923	4,000
Sale of gas through over-the-counter forward contracts	(mmcf/d)	22,776	20,635	15,012

Total natural gas sales volumes	(mmcf/d)	31,690	30,439	24,852

Sale of power through over-the-counter forward contracts	(gwh/d)	1,162	1,012	650
Sale of NGLs through over-the-counter forward contracts	(mb/d)	188	32	3

Marketing and Trading Activities

        Gas and power trading and marketing activity is undertaken in the US, Canada and the UK to dispose of BP's gas and power production, manage market price risk, supply marketing customers as well as create incremental trading gains through the use of commodity derivative contracts. Additionally, this activity generates fee income and enhanced margins from sources such as the management of price risk on behalf of third party customers. These markets are large, liquid and volatile and the Group enters into these transactions on a large scale to meet these objectives.

        In connection with the above activities, the Group uses a range of commodity derivative contracts and storage and transport contracts. These include commodity derivatives such as futures, swaps and options to manage price risk and forward contracts used to buy and sell gas and power in the market place. Using these contracts in combination with rights to access storage and transportation capacity allows the Group to access advantageous pricing differences between locations, time periods and arbitrage between markets. Gas futures and options are traded through exchanges whilst over-the-counter options and swaps are used for both gas and power transactions through bilateral arrangements. Futures and options are primarily used to trade the key index prices such as Henry Hub, whilst swaps can be tailored to price with reference to specific delivery locations where gas and power can be bought and sold. Over-the-counter forward contracts have evolved in both the US and UK markets enabling gas and power to be sold forward in a variety of locations and future periods. These contracts are used to both sell production into the wholesale markets and as trading instruments to buy and sell gas and power in future periods. The contracts we use are described in more detail below. Capacity contracts allow the Group to store, transport gas and transmit power between these locations. Additionally, activity is undertaken to risk manage power generation margins related to the Texas City co-generation plant using a range of gas and power commodity derivatives

        Our gas marketing and trading activities are concentrated primarily in the markets of North America and the United Kingdom. Gas sales volumes have increased from 24.9 billion cubic feet per day (bcf/d) in 2002 to 30.4 bcf/d in 2003 and 31.7 bcf/d in 2004. Most of this growth was realized in the USA and Canada, a trend expected to continue in the near term. Canada volumes are reported in the Rest of World volumes.

        The range of transactions that the Group enters into is described below in more detail:

(a)
Exchange traded commodity derivatives

  Exchange traded commodity derivatives include gas and power futures contracts. Though potentially settled physically, these contracts are typically settled financially. Gains and losses, otherwise referred to as variation margins, are settled on a daily basis with the relevant Exchange. Realized and unrealized gains and losses on exchange traded commodity derivatives are included in cost of sales for UK GAAP and within revenues for US GAAP.

(b)
Over-the-counter (OTC) contracts, excluding forward contracts

  These contracts are typically in the form of swaps and options. OTC contracts are negotiated between two parties. They are not traded on an Exchange. Amounts are settled at expiry, typically through netting agreements, to limit credit exposure and support liquidity. Realized and unrealized gains and losses on OTC contracts (other than forward contracts) are included in cost of sales for UK GAAP and within revenues for US GAAP.

(c)
OTC forward contracts

  Highly developed markets exist in North America and the UK where gas and power can be bought and sold for delivery in future periods. These contracts are negotiated between two parties to purchase and sell gas and power at a specified price with delivery and settlement at a future date. These contracts are not traded on an Exchange. Although these contracts specify delivery terms for the underlying commodity, in practice a significant volume of these transactions are not settled physically. This can be achieved by transacting offsetting sale or purchase contracts for the same location and delivery period that are offset during the scheduling of delivery or despatch. The contracts contain standard terms such as delivery point, pricing mechanism, settlement terms and specification of the commodity. Typically volume is the main variable term. For UK GAAP, OTC forward sales contracts are included in turnover when settled and OTC forward purchase contracts are included in cost of sales when settled. Unrealized gains and losses are included in cost of sales. For US GAAP, where OTC forward contracts are held for trading, realized and unrealized gains are included in revenues.

(d)
Spot and term contract

  Spot contracts are contracts to purchase or sell a commodity at the market price prevailing on the delivery date. Term contracts are contracts to purchase or sell a commodity at regular intervals over an agreed term. Though spot and term contracts may have a standard form, there is no offsetting mechanism in place. Spot transactions price around the bill of lading date when we take title to the inventory. These transactions result in physical delivery with operational and price risk. Spot and term contracts relate typically to purchases of third party gas and sales of the Group's gas production to third parties. For UK and US GAAP, spot and term sales are included in turnover and revenues respectively, when title passes. Similarly, spot and term purchases are included in cost of sales for UK and US GAAP.

        Refer to Item 5 — Operating and Financial Review — Gas, Power and Renewables on page 95 and Item 11 — Quantitative and Qualitative Disclosures About Market Risk on page 168 for further information.

North America

        BP is one of the leading wholesale marketers and traders of natural gas in North America, the world's largest natural gas market, a business which has been built on the foundation of our position as the continent's leading producer of gas based on volumes. Our North American total natural gas sales volumes have grown from 16.1 bcf/d in 2002 to 20.6 bcf/d in 2003 and to 23.9 bcf/d in 2004. Of these sales volumes, 4.0 bcf/d was supplied from BP upstream producing operations in 2002, 3.6 bcf/d in 2003 and 3.1 bcf/d in 2004. The gas activity in the US and Canada has grown as the Group increased its scale through both organic growth of operations and through the acquisition of smaller marketing and trading companies, increasing reach into additional markets. At the same time this has occurred, the overall volumes in these markets have also increased. The Group also trades power in addition to selling and risk managing production from the Texas City co-generation facility in the US. Power trading activity grew by 10% per annum over the period 2002 to 2004.

        The scale of our gas and power businesses in North America grew over the period 2002 to 2004 because of a number of factors: (i) the market exit of two key competitors; (ii) our investment in transportation and storage facilities; (iii) expansion of our staff in our supply and trading activity; and (iv) acquisitions of smaller trading and marketing companies. The OTC market for NGLs developed during this period, but the scale of activity was not significant in the context of the Group's overall operations or overall supply and trading activity.

        Our North American natural gas marketing and trading strategy seeks to provide unconstrained market access for BP's equity gas. Our marketing strategy targets higher value customer segments through fully utilizing our rights to store and transport gas. These assets include those owned by BP and those contractually accessed through agreements with third parties such as pipelines and terminals.

United Kingdom

        The natural gas market in the UK is significant in size and is one of the most progressive in terms of deregulation when compared with other European markets. BP is one of the largest producers of natural gas in the UK based on volumes. Our total natural gas sales volumes in the UK were 4.7 bcf/d in 2004, 6.8 bcf/d in 2003 and 5.6 bcf/d in 2002. Of these volumes, 1.2 bcf/d (2003 1.4 bcf/d and 2002 1.6 bcf/d) were supplied by BP's Exploration and Production operations. The majority of natural gas sales are to power generation companies and to other gas wholesalers via long-term supply deals. Some of the natural gas continues to be sold under long-term natural gas supply contracts that were entered into prior to market deregulation. Commodity derivative contracts are used actively in combination with assets and rights to store and transport gas. This may include storing physical gas to sell in future periods or moving gas between markets to access higher prices. Commodity contracts such as over-the-counter forward contracts can be used to achieve this whilst other commodity contracts such as futures and options can be used to manage the market risk relating to changes in prices. The decline in the volumes of the activity, excluding sales of BP's own production, between 2003 and 2004 is primarily due to the overall UK market declining during the period. At the same time, however, the levels of power volumes traded increased most notably between 2002 and 2003 due to business growth.

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

Natural Gas Liquids

	Years ended December 31,
Group NGL sales volumes	2004	2003	2002
	(thousand barrels per day)
UK	8	3	4
Rest of Europe	6	—	—
USA (a)	393	329	296
Rest of World	203	205	232

Total	610	537	532

(a) Includes the following volumes under OTC forward contracts	188	32	3

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

        Additionally, the Group established a trading activity in 2002 to augment certain of our activities in the US. This activity is responsible for delivering value across the overall NGL supply chain, sourcing optimal feedstock to our processing assets and securing marketing activities with flexible and competitive supply but primarily to create incremental trading gains through using storage capacity, inventory and commodity derivative contracts by arbitraging seasonal price differences. To achieve this objective, a range of commodity derivative contracts including over-the-counter options, swaps and physical forward contracts are used.

        Over-the-counter contracts include a variety of options and most importantly swaps. These swaps price in relation to a wider set of products than can be achieved through the exchanges where counterparties contract for differences between, for example, fixed and floating prices. The contracts we use are similar to those for gas and power which are described in greater detail within the Marketing and Trading section above. Additionally, physical NGLs can be traded forward by using specific over-the-counter contracts. Over-the-counter forward sales contracts are used by BP to both buy and sell the physical commodity as well as a hedging tool and to arbitrage between the different markets. The scale and application of these contracts as described has increased from 2002 to 2004 as this new activity has become established.

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

        In the Atlantic and Mediterranean regions, significant progress was also made in creating opportunities to supply LNG to North American and European gas markets. In Egypt, we signed an agreement with Egyptian Natural Gas Holding Company (EGAS) to purchase 1.45 billion cubic metres per year of LNG (see Exploration and Production in this Item on page 38). Agreements were finalized with NGT Transco which will make BP and Sonatrach of Algeria the first companies for several decades to import LNG into the UK market from 2005.

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

        Health, safety and environmental regulations are discussed in more detail in Environmental Protection in this Item on page 73.

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

        The extent and cost of future environmental restoration, remediation and abatement programmes are often inherently difficult to estimate. They depend on the magnitude of any possible contamination, the timing and extent of the corrective actions required and BP's share of liability relative to that of other solvent responsible parties. Though the costs of future restoration and remediation could be significant, and may be material to the results of operations in the period in which they are recognized, it is not expected that such costs will be material to the Group's overall results of operations or financial position. Refer to Item 18 — Financial Statements — Note 32 on page F-56 for the amounts provided in respect of environmental remediation and decommissioning.

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

        For a discussion of the Group's environmental expenditures see Item 5 — Operating and Financial Review — Environmental Expenditure on page 97.

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

Maritime Oil Spill Regulations

        Within the United States, the Oil Pollution Act of 1990 significantly increased oil spill prevention requirements. Details of this legislation are provided in the United States Regional Review in this Item on page 75. Outside the United States, the BP operated fleet of tankers is subject to international spill response and preparedness regulations that are typically promulgated through the International Maritime Organization (IMO) and implemented by the relevant flag state authorities. The International Convention for the Prevention of Pollution From Ships (Marpol 73/78) requires vessels to have detailed shipboard emergency and spill prevention plans. The International Convention on Oil Pollution, Preparedness, Response and Co-Operation (OPRC) requires vessels to have adequate spill response plans and resources for response anywhere the vessel travels to. These conventions and separate Marine Environmental Protection Circulars also stipulate the relevant state authorities around the globe that require engagement in the event of a spill. All of these requirements together are addressed by the vessel owners in Shipboard Oil Pollution Emergency Plans. BP Shipping's liabilities for oil pollution damage under the United States Oil Pollution Act 1990 and outside the United States under the 1969/1992 International Convention on Civil Liability for Oil Pollution Damage are covered by marine liability insurance having a maximum limit of $1 billion for each accident or occurrence. This insurance cover is provided by two mutual insurance associations, The United Kingdom Steam Ship Assurance Association (Bermuda) Limited and The Britannia Steam Ship Insurance Association Limited.

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

        See also Item 8 — Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings on page 156.

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

ORGANIZATIONAL STRUCTURE

        The significant subsidiary undertakings of the Group at December 31, 2004 and the Group percentage of ordinary share capital (to nearest whole number) are set out below. The principal country of operation is generally indicated by the company's country of incorporation or by its name. Those held directly by the Company are marked with an asterisk (*), the percentage owned being that of the Group unless otherwise indicated. Refer to Item 18 — Financial Statements — Note 42 on page F-82 and Note 45 on page F-86 for information on significant joint ventures and associated undertakings of the Group.

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

        The increase in turnover (before the elimination of sales between businesses) for 2004 includes approximately $14 billion from higher sales prices related to gas, power, NGLs and crude oil over-the-counter forward contracts, approximately $47 billion from higher prices related to marketing and other sales (spot and term contracts, petrochemicals products, oil and gas realizations and other sales), approximately $7 billion from higher volumes of gas, power, NGLs and crude oil over-the-counter forward contracts and $8 billion from foreign exchange movements due to sales in local currencies being translated into the US dollar. This was partly offset by a net decrease of approximately $16 billion from lower volumes of marketing and other sales and a decrease of around $3 billion related to lower production volumes.

        The increase in turnover (before the elimination of sales between businesses) for 2003 principally includes approximately $16 billion from higher sales prices related to gas, power, NGLs and crude oil over-the-counter forward contracts, approximately $28 billion from higher prices related to marketing and other sales (spot and term contracts, petrochemicals products, oil and gas realizations and other sales), approximately $8 billion from higher volumes of gas, power, NGLs and crude oil over-the-counter forward contracts, approximately $2 billion from higher volumes of marketing and other sales and approximately $8 billion from foreign exchange movements due to sales in local currencies being translated into the US dollar.

        Under UK GAAP, over-the-counter crude oil, gas, power and NGL forward contracts are reported gross in the income statement, whereas under US GAAP, they are reported net in the income statement. Adjusting for transactions which under US GAAP should be reported net reduces revenues by $82 billion, $59 billion and $33 billion for the years 2004, 2003 and 2002, respectively. On this basis, US GAAP revenues were $203 billion, $174 billion and $146 billion for 2004, 2003 and 2002, respectively. There is a compensating reduction in cost of sales such that the overall result is unchanged. Under UK and US GAAP, changes in the fair value of exchange traded commodity derivatives and OTC options, swaps and forwards are reported net in the income statement. See Item 18 — Financial Statements — Note 50 on page F-103.

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

        Refer to Environmental Expenditure in this Item on page 97 for more information on environmental charges.

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

Exceptional Items

        For 2004, net exceptional gains, consisting of the profit or loss on sale of fixed assets and businesses or termination of operations, were $815 million before tax ($1,076 million after tax). The major elements of the profit on sale of fixed assets of $1,829 million relate to the divestment of the Group's interests in PetroChina and Sinopec, the divestment of interests in oil and natural gas properties in Australia, Canada and the Gulf of Mexico, the reversal of the provision for the loss on sale of $217 million for the Desarrollo Zuli Occidental (DZO) and Boqueron fields in Venezuela (see Exploration and Production in this Item on page 90), the sale of the Cushing and other pipeline interests in the US, and the divestment of BP's interests in two natural gas liquids plants in Canada. The churn of retail assets and other minor divestments also contributed to the gain. The loss on sale of businesses or termination of operations for 2004 of $695 million primarily relates to the sale of the speciality intermediate chemicals business, the sale of the Fabrics and Fibres business, the closure of two petrochemicals manufacturing plants at Hull, UK, the closure of the linear alpha-olefins production facility at Pasadena, Texas, the closure of the lubricants operation of the Coryton refinery in the UK and the closure of refining operations at the ATAS refinery in Mersin, Turkey. The loss of sale of fixed assets of $319 million included the sale of interests in oil and natural gas properties in Indonesia and Gulf of Mexico, the divestment of our interest in the Singapore Refining Company Private Limited and retail churn.

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

        The changes in turnover are explained in more detail below:-

		Years ended December 31,
		2004	2003	2002
Sale of crude oil through spot and term contracts	($ million)	25,027	23,915	18,150
Sale of crude oil, through over-the-counter forward contracts	($ million)	18,485	14,098	11,599
Marketing, spot and term sales of refined products	($ million)	124,458	102,003	87,520
Other sales including non-oil and to other segments	($ million)	11,617	9,461	8,567

		179,587	149,477	125,836

Sale of crude oil through spot and term contracts	(mb/d)	2,505	2,553	2,659
Sale of crude oil through over-the-counter forward contracts	(mb/d)	1,303	1,284	1,276
Marketing, spot and term sales of refined products	(mb/d)	6,398	6,688	6,563

        Turnover for 2004 was $180 billion compared with $149 billion in 2003 and $126 billion in 2002. The increase in turnover in 2004 compared with 2003 was principally due to an increase of around $23 billion in marketing, spot and term sales of refined products. This was due to higher prices of $28 billion and a positive foreign exchange impact due to a weaker dollar of $8 billion, offset by lower volumes of $13 billion. Additionally, sales of crude oil, spot and term contracts increased by $1 billion due to higher prices of $2 billion partly offset by lower volumes of $1 billion; and sales of crude oil through over-the-counter forward contracts increased by $4 billion and other sales increased by $2 billion, primarily due to higher prices. The $24 billion increase in turnover in 2003 compared to 2002 was primarily due to due an increase in marketing, spot and term sales of refined products of around $15 billion. This was due to higher prices of $5 billion, a positive foreign exchange impact due to a weaker dollar of $8 billion and higher volumes of $2 billion. Additionally, sales of crude oil, spot and term contracts increased by $6 billion due to higher prices of $7 billion, partly offset by lower volumes of $1 billion. Sales of crude oil through over-the-counter forward contracts increased by $2 billion primarily due to higher prices and other sales increased by around $1 billion, primarily due to higher volumes.

        For both UK and US GAAP spot and term contracts are reported gross in the income statement except where transactions have been determined to be agency arrangements. Under UK GAAP, over-the-counter crude oil forward contracts are reported gross in the income statement, whereas under US GAAP, they are reported net in the income statement. Adjusting for transactions which under US GAAP should be reported net reduces revenues by $22.1 billion, $15.8 billion and $11.6 billion for the years 2004, 2003 and 2002, respectively. On this basis, US GAAP sales were $157.5 billion, $133.7 billion and $114.2 billion for 2004, 2003 and 2002, respectively. There is a compensating reduction in the segment cost of sales such that the overall segment result is unchanged. Under UK and US GAAP, changes in the fair value of exchange traded commodity derivatives and OTC options, swaps and forwards are reported net in the income statement. See Item 18 — Financial Statements — Note 50 on page F-103.

        Refer to Item 4 — Information on the Company — Refining and Marketing on page 44 for further information.

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

(a)
Includes marketing, trading and supply sales.

        The changes in turnover are explained in more detail below:

		Years ended December 31,
		2004	2003	2002
Gas marketing sales	($ million)	13,532	12,929	9,401
Sale of gas through over-the-counter forward contracts	($ million)	43,099	32,338	14,049
Sale of power through over-the-counter forward contracts	($ million)	16,110	11,950	8,138
Sale of NGLs through over-the-counter forward contracts	($ million)	2,251	416	40
Other sales (including NGL marketing)	($ million)	8,328	8,006	5,952

	($ million)	83,320	65,639	37,580

Gas marketing sales volumes	(mmcf/d)	5,244	5,881	5,840
Natural gas sales by Exploration and Production	(mmcf/d)	3,670	3,923	4,000
Sale of gas through over-the-counter forward contracts	(mmcf/d)	22,776	20,635	15,012

Total natural gas sales volumes	(mmcf/d)	31,690	30,439	24,852

Sale of power through over-the-counter forward contracts	(gwh/d)	1,162	1,012	650
Sale of NGLs through over-the-counter forward contracts	(mb/d)	188	32	3

        Turnover for 2004 was $83 billion compared with $66 billion in 2003. Gas marketing sales increased by $0.6 billion as price increases of $1.8 billion more than offset lower volumes of $1.2 billion. Sales of gas through over-the-counter forward contracts increased by $10.8 billion due to increased volumes of $3.0 billion and increased prices of $7.8 billion. The increase in sales of power through over-the-counter forward contracts of $4.2 billion related to higher prices of $2.4 billion and higher volumes of $1.8 billion and the increase in sales of NGLs through over-the-counter forward contracts of $1.8 billion primarily related to higher volumes. Finally, other sales (including NGL marketing) rose by $0.3 billion, of which $1.7 billion related to higher prices and $1.4 billion to lower volumes. Turnover for 2003 was $66 billion compared with $38 billion in 2002. Gas marketing sales increased by $3.5 billion primarily due to higher prices. Sales of gas through over-the-counter forward contracts increased by $18.3 billion due to higher prices of $14.5 billion and higher volumes of $3.8 billion. The increase of $3.8 billion in sales of power through over-the-counter forward contracts and the increase of $0.4 billion in sales of NGLs through over-the-counter forward contracts related primarily to higher volumes. Finally, other sales increased by around $2.0 billion primarily as a result of higher prices. Volumes of gas and power sold through over-the-counter forward contracts increased in 2003 and 2004 as operations grew both organically and through acquisition of smaller marketing and trading companies. Volumes of NGLs sold through over-the-counter forward contracts grew over the period as a result of incremental trading and wholesale activities in the US that were established in 2002 and grew significantly in 2004.

        Under UK and US GAAP spot and term contracts are reported gross in the income statement except where transactions have been determined to be agency arrangements. Under UK GAAP, sales of gas, power and NGLs through over-the-counter forward contracts are reported gross in the income statement, whereas under US GAAP they are reported net in the income statement. Adjusting for transactions which under US GAAP should be reported net reduces revenues by $59.5 billion, $43.1 billion and $21.1 billion for the years 2004, 2003 and 2002, respectively. On this basis, US GAAP sales were $23.9 billion, $22.6 billion and $16.4 billion for 2004, 2003 and 2002, respectively. There is a compensating reduction in the segment cost of sales such that the overall segment result is unchanged. Under UK and US GAAP, changes in the fair value of exchange traded commodity derivatives and OTC options, swaps and forwards are reported net in the income statement. See Item 18 — Financial Statements — Note 50 on page F-103.

        Refer to Item 4 — Information on the Company — Gas, Power and Renewables on page 62 for further information.

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

        Provisions for environmental remediation and decommissioning are usually set up on a discounted basis, as required by Financial Reporting Standard No. 12, 'Provisions, Contingent Liabilities and Contingent Assets'. Further details of decommissioning and environmental provisions appear in Item 18 — Financial Statements — Note 32 on page F-56. See also Item 4 — Information on the Company — Environmental Protection on page 73.

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

        Net cash inflow from Financing was $6,777 million in 2004 compared with $1,129 million in 2003 and an outflow of $326 million in 2002. The increases in 2004 and 2003 are primarily due to the repurchase of ordinary share capital. See Item 18 — Financial Statements — Note 37 on page F-74.

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

        The discussion above and following contains forward-looking statements with regard to future cash flows, future levels of capital expenditure and divestments, future production volumes, working capital, the renewal of borrowing facilities, shareholder distributions and share buybacks, expected payments under contractual and commercial commitments. These forward-looking statements are based on assumptions which management believes to be reasonable in the light of the Group's operational and financial experience, however, no assurance can be given that the forward-looking statements will be realized. You are urged to read the cautionary statement under Item 3 — Key Information — Forward-Looking Statements on page 13 and Item 3 — Key Information — Risk Factors on pages 11 and 12 which describe the risks and uncertainties that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. The Company provides no commitment to update the foward-looking statements or to publish financial projections for forward-looking statements in the future.

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

        The maturity profile and fixed/floating rate characteristics of the Group's debt are described in Item 18 — Financial Statements — Notes 27 and 30 on pages F-43 and F-53, respectively.

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

Contractual Commitments

        The following table summarizes the Group's principal contractual obligations at December 31, 2004. Further information on borrowings and capital leases is given in Item 18 — Financial Statements — Note 30 on page F-53 and further information on operating leases is given in Item 18 — Financial Statements — Note 18 on page F-30.

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

(d)
Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms. The amounts shown include arrangements to secure long-term access to supplies of crude oil, natural gas, feedstocks and pipeline systems. In addition, the amounts shown for 2005 include purchase commitments existing at December 31, 2004 entered into principally to meet the Group's short term manufacturing and marketing requirements. The price risk associated with these crude oil, natural gas and power contracts is discussed in Item 11 — Quantitative and Qualitative Disclosures about Market Risk on page 168.

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

        The Company's proved reserves estimates for the year ended December 31, 2004 reported in this Form 20-F reflect year-end prices and some adjustments which have been made vis-à-vis individual asset reserve estimates based on different applications of certain SEC interpretations of SEC regulations relating to the use of technology (mainly seismic) to estimate reserves in the reservoir away from wellbores and the reporting of fuel gas (i.e. gas used for fuel in operations on the lease) within proved reserves. The 2004 year-end marker prices used were Brent $40.24/bbl and Henry Hub $6.01/mmbtu. The other 2004 movements in proved reserves, are reflected in the tables showing movements in oil and gas reserves by region in Item 18 — Financial Statements — Supplementary Oil and Gas Information on pages S-1 to S-8.

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

US Generally Accepted Accounting Principles

        The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP, which differs in certain respects from US generally accepted accounting principles (US GAAP). The principal differences between US GAAP and UK GAAP for BP Group reporting are discussed in Item 18 — Financial Statements — Note 50 on page F-103.

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

        The Group currently accounts for share-based employee compensation based on the intrinsic value method and, as such, generally recognizes no compensation cost for employee share options. Disclosure of the pro forma effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS 123 to share-based employee compensation in prior years is included in Item 18 — Financial Statements — Note 38 on page F-75.

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

        The Group adopted SFAS 123R with effect from January 1, 2005. Had the Group adopted SFAS 123R in prior years, the impact would have approximated the pro forma expense included in Item 18 — Financial Statements — Note 38 on page F-75.

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

        Share element awards have been made in 2001 to 2004 inclusive using performance units that may convert into ordinary shares at a ratio of up to two shares for each performance unit (full details of which are set out in Compensation — 2004 Remuneration for Executive Directors — Long-term Performance-based Components in this Item on page 129). To simplify the operation of the plan and increase transparency, the award of performance shares will, for 2005 and future years, replace performance units. Vesting of performance shares will be at a maximum ratio of one-for-one. This change will not increase the value of the award levels or make performance conditions easier to achieve.

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

        Long-term awards for both former directors of BP p.l.c. are in accordance with scheme rules and are outlined in Compensation — 2004 Remuneration for Executive Directors — Long-term Performance-based Components in this Item on page 129.

Long-term Performance-based Components

Share Element of EDIP and Long Term Performance Plans (LTPPs)

        Under the share element of the EDIP and the Long Term Performance Plans, performance units were granted at the beginning of the three-year period and converted into an award of shares at the end of the period, depending on performance. There is a maximum of two shares per performance unit. For 2005 and future years, a different grant mechanism will apply (as described in Compensation — Elements of Remuneration — Long-term Incentives — Share Element in this Item on page 123).

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

(a)
Dr Allen, Dr Hayward and Mr Manzoni continue to have performance units for the performance periods 2001-2003 and 2002-2004 granted under LTPPs, and Mr Conn for the periods 2001-2003 to 2004-2006 inclusive. They are not required to relinquish these rights, which were granted prior to their appointments as executive directors. All other units were granted under the EDIP as explained in Compensation — Elements of Remuneration — Long-Term Incentives in this Item on pages 123-125. BP's performance is assessed against the oil sector. For 1998-2000, BP's SHRAM was measured against ExxonMobil, Shell, Total and Chevron. For 2001-2003, BP's SHRAM, ROACE and EPS growth were measured against ExxonMobil, Shell, Total, Chevron, ENI and Repsol. For 2004-2006, BP's SHRAM is measured against companies in the All World Oil & Gas Index and BP's ROACE and EPS growth against ExxonMobil, Shell, Total and Chevron. Each performance period ends on 31 December of the third year.

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

EDIP	—	Executive Directors' Incentive Plan adopted by shareholders in April 2000 as described in Compensation — Elements of Remuneration — Long-Term Incentives in this Item on pages 123-125. The grants were made taking into consideration the ranking of the company's TSR against the TSR of the FTSE Global 100 group of companies over the three-year period prior to the grant.
BPA	—	BP Amoco share option plan, which applied to US executive directors prior to the adoption of the EDIP.
SAR	—
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

        The board is composed of the chairman, 12 non-executive and six executive directors. In total, five nationalities are represented on the board. Directors' biographies are set out in Directors and Senior Management in this Item on pages 118-120. As reported last year, the board is actively engaged in succession planning issues. As a result, the size of the board has increased during the past year despite the departure of Mr Maljers and Mr Olver. Mr Burgmans (February), Sir Tom McKillop (July) and Mr Flint (from January 2005) were appointed as non-executive directors, while Mr Conn joined the board as an executive director in July.

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

        Sir Robin Nicholson received fees during 2004 for representing the board on the BP technology advisory council. Since these fees relate to board representation, they did not compromise Sir Robin's independence. Full details of these fees are disclosed in Compensation — Remuneration of Non-Executive Directors in this Item on page 136.

Directors' appointments, retirement policies and insurance

        The chairman and non-executive directors of BP are elected each year and, subject to BP's Articles of Association, serve on the basis of letters of appointment. Executive directors of BP have service contracts with the Company. Details of all payments to directors are set out in Compensation in this Item on pages 121-138.

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

        Between board meetings, the chairman has responsibility for ensuring the integrity and effectiveness of the board/executive relationship. This requires his interaction with the group chief executive between board meetings, as well as his contact with other board members and shareholders. The chairman represents the views of the board to shareholders on key issues, not least in succession planning issues for both executive and non-executive appointments. The chairman and all the non-executive directors meet periodically as the chairman's committee (see Board Practices — Chairman's committee report in this Item on page 149). The performance of the chairman is evaluated each year at a meeting of the chairman's committee, for which item of business he is not present. The company secretary reports to the chairman and is not part of the executive management.

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

Remuneration Committee Report

        Full details of executive directors' remuneration is set out in Compensation in this Item on pages 121-138.

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

        BP offers most of its employees the opportunity to acquire a shareholding in the Company through savings-related and/or matching share plan arrangements. Such arrangements are now in place in more than 80 countries. BP also uses long-term performance plans (see Item 18 — Financial Statements Note 39 on page F-79) and the granting of share options as elements of remuneration for executive directors and senior employees.

        During 2004, share options were granted to the executive directors under the EDIP. For these options, the option exercise price was the market value (as determined in accordance with the plan rules) on the grant date. The options granted to executive directors reflect BP's performance in terms of total shareholder return, that is, share price increase with all dividends reinvested, relative to the FTSE Global 100 group of companies over the three years preceding the grant as well as the underlying health of the business and the competitive marketplace. Options have not been granted in any year unless the criteria for an award of shares under the share element of the EDIP (see Item 18 — Financial Statements Note 39 on page F-79) have been met. Options vest over three years (one-third each after one, two and three years respectively) and have a life of seven years after the grant.

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

        An Employee Share Ownership Plan (ESOP) was established in 1997 to acquire BP shares to satisfy future requirements of employee share plans. The Company provides funding to the ESOP. Until such time as the Company's own shares held by the ESOP trust vest unconditionally in employees, the amount paid for those shares is deducted in arriving at shareholders' interest (see Item 18 — Financial Statements Note 35 on page F-72). Other assets and liabilities of the ESOP are recognized as assets and liabilities of the Company. The ESOP has waived its rights to dividends.

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

        Further details on share options appear in Item 18 — Financial Statements — Note 38 on page F-75.

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

RELATED PARTY TRANSACTIONS

        The Group had no material transactions with joint ventures and associated undertakings during the period commencing January 1, 2004 to the date of this filing. Transactions between the Group and its significant joint ventures and associated undertakings are summarized in Item 18 — Financial Statements — Note 42 on page F-82.

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

ITEM 8 — FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

        See Item 18 — Financial Statements.

Dividends

        The total dividends announced for 2004 were $6,371 million, compared with $5,753 million in 2003 and $5,375 million in 2002. Dividends per share for 2004 were 29.45 cents, compared with 26.00 cents per share in 2003 (an increase of 13%) and 24.00 cents per share in 2002 (an increase of 8.3% over 2002). For information on our policy on distributions to shareholders, refer to Item 5 — Operating and Financial Review — Liquidity and Capital Resources — Dividends and Other Distributions to Shareholders and Gearing on page 101.

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

        For certain information regarding environmental proceedings see Item 4 — Environmental Protection — United States Regional Review on page 75.

        For certain information regarding the explosion and fire at the Texas City Refinery on March 23, 2005, see Item 4 — Refining and Marketing on page 45 and Item 4 — Environmental Protection — Health, Safety and Environmental Regulation on page 73.

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

        Further information about BP's use of derivatives, their characteristics, and the accounting treatment thereof is given in Item 18 — Financial Statements — Note 1 and Note 28 on pages F-12 and F-48.

        The Group's accounting policies under UK GAAP do not satisfy the criteria for hedge accounting under SFAS No. 133 'Accounting for Derivative Instruments and Hedging Activities'. See Item 18 — Financial Statements — Note 50 on page F-113 for further information.

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

        During 2005, a review was undertaken into the accounting treatment under US GAAP for OTC forward contracts in oil, gas, NGLs and power in the context of the review undertaken for final transition to IFRS. As a result of this review the Group reassessed its recognition of revenues associated with these contracts under US GAAP and determined that these contracts should be reported net. (See Item 18 — Financial Statements — Note 50 on page F-103.) Under the provisions of APB 20 the Company's management concluded that the change represented the correction of an accounting error and as a result revenues and cost of sales for US GAAP have been restated. Because under UK GAAP these transactions were reported gross, a difference in accounting treatment is now disclosed in Item 18 — Financial Statements — Note 50 on page F-103. In addition, in connection with the preparation of this Form 20-F/A, the Group identified additional transactions which should also have been presented net under US GAAP.

        In light of this subsequent restatement, the Company's management, including the group chief executive and the chief financial officer, re-evaluated the Company's disclosure controls and procedures as in effect at the end of 2004. Although the restatement for US GAAP purposes did not impact the Group's profit for the year as adjusted to accord with US GAAP, profit per ordinary share, cash flow or financial position, the group chief executive and the chief financial officer have determined, due to the change in the US GAAP accounting treatment for OTC forward contracts, that the Company's disclosure controls and procedures at the end of the period were not effective to provide reasonable assurance that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC.

        Apart from the failure to account for OTC forward contracts on a net basis under US GAAP, the Company's management has not identified any other deficiencies that would have led the Company's management to conclude that the Group's disclosure controls and procedures were ineffective for the period covered by this annual report. The Company is not currently required to report on management's assessment of the effectiveness of the Group's internal controls over financial reporting and the Company has not undertaken the kind of review of such controls that would be required in order to make such a report.

        Following the review of the accounting treatment for OTC forward contracts under US GAAP, the Group has improved its disclosure controls and procedures by changing its US GAAP accounting policy for OTC forward contracts to conform to US GAAP, training the accounting staff regarding the policy change, implementing changes in its internal reporting systems to process and report sale and purchase contracts in accordance with Group US GAAP accounting policy for such transactions and increasing management oversight of compliance therewith.

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

ITEM 18 — FINANCIAL STATEMENTS

        The following financial statements, together with the reports of the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report:

ITEM 19 — EXHIBITS

        The following documents are filed as part of this annual report:

Exhibit 1.	Memorandum and Articles of Association of BP p.l.c.*
Exhibit 4.1	The BP Executive Directors' Long Term Incentive Plan†
Exhibit 4.2	Directors' Service Contracts†
Exhibit 7.	Computation of Ratio of Earnings to Fixed Charges (Unaudited)†
Exhibit 8.	Subsidiaries†
Exhibit 11.	Code of Ethics*
Exhibit 12.	Rule 13a - 14(a) Certifications
Exhibit 13.	Rule 13a - 14(b) Certifications**

*
Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2003.

**
Furnished only.

†
Previously filed on June 30, 2005 as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2004.

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

        As discussed in Note 50(s) of Notes to the Financial Statements, the turnover and cost of sales, reported under accounting principles generally accepted in the United States of America, have been restated.

/s/ ERNST & YOUNG LLP
London, England February 7, 2005 Except for Note 50(s), as to which the date is June 13, 2006	Ernst & Young LLP

BP p.l.c. AND SUBSIDIARIES

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference of our report dated February 7, 2005, except for Note 50(s), as to which the date is June 13, 2006 with respect to the consolidated financial statements and schedule of BP p.l.c. included in Amendment No. 1 to the Annual Report (Form 20-F) for the year ended December 31, 2004 in the following Registration Statements:

        Registration Statements (Form F-3 Nos. 333-9790, 333-65996 and 333-110203) of BP p.l.c.;

        Registration Statement (Form F-3 No. 333-83180) of BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c., BP Capital Markets America Inc. and BP p.l.c.; and

        Registration Statements (Form S-8 Nos. 333-21868, 333-9020, 333-9798, 333-79399, 333-34968, 333-67206, 333-74414, 333-102583, 333-103923, 333-103924, 333-119934, 333-123482, 333-123483, 333-132619, 333-131583, 333-131584 and 333-132619) of BP p.l.c.

/s/ ERNST & YOUNG LLP
London, England June 13, 2006	Ernst & Young LLP

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

		Years ended December 31,
	Note	2004	2003	2002
		($ million, except per share amounts)
Turnover		294,849	236,045	180,186
Less: Joint ventures		9,790	3,474	1,465

Group turnover	2	285,059	232,571	178,721
Cost of sales		247,110	201,335	154,615
Production taxes	3	2,149	1,723	1,274

Gross profit		35,800	29,513	22,832
Distribution and administration expenses	4	14,988	14,072	12,632
Exploration expense		637	542	644

		20,175	14,899	9,556
Other income	5	675	786	641

Group operating profit		20,850	15,685	10,197
Share of profits of joint ventures		2,943	924	347
Share of profits of associated undertakings		634	514	617

Total operating profit		24,427	17,123	11,161
Profit (loss) on sale of businesses or termination of operations	7	(695)	(28)	(33)
Profit (loss) on sale of fixed assets	7	1,510	859	1,201

Profit before interest and tax		25,242	17,954	12,329
Interest expense	8	642	644	1,067
Other finance expense	9	357	547	73

Profit before taxation		24,243	16,763	11,189
Taxation	14	8,282	6,111	4,317

Profit after taxation		15,961	10,652	6,872
Minority shareholders' interest		230	170	77

Profit for the year*		15,731	10,482	6,795
Dividend requirements on preference shares*		2	2	2

Profit for the year applicable to ordinary shares*		15,729	10,480	6,793

Profit per ordinary share — cents
Basic	17	72.08	47.27	30.33
Diluted	17	70.79	46.83	30.19

Dividends per ordinary share — cents	16	29.45	26.00	24.00

Average number outstanding of 25 cents ordinary shares (in thousands)		21,820,535	22,170,741	22,397,126

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

Revenue recognition

        Revenues associated with the sale of oil, natural gas, LNG, petroleum and chemical products and all other items are recognized when the title passes to the customer. Supply buy/sell arrangements with common counterparties are reported net, as are physical exchanges. Oil, natural gas, NGL and power over-the-counter forward sales contracts where the Group acts as principal rather than agent are reported gross and included in turnover. The Group was deemed to be the principal in the over-the-counter forward sales transactions because: (i) the Group was the primary obligator in the arrangement; (ii) the Group had discretion to set the selling price with the customer; (iii) the Group had discretion to select the supplier; (iv) the Group took title to the commodity, albeit often for a short period of time; and (v) the Group was invoiced for the full amount of the transaction and had this liability to a third party, although master netting agreements mitigated the credit risk. Generally, revenues from the production of natural gas and oil properties in which the Group has an interest with other producers are recognized on the basis of the Group's working interest in those properties (the entitlement method). Differences between the production sold and the Group's share of production are not significant.

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

Note 1 — Accounting policies (continued)

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

        With the exception of the table of currency exposures shown on page F-46, short-term receivables and payables that arise directly from the Group's operations have been excluded from the disclosures contained in this note, as permitted by Financial Reporting Standard No. 13 'Derivatives and Other Financial Instruments: Disclosures'.

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

(s)   Statement of income

  The Group's accounting policy under UK GAAP is to present oil, natural gas, NGL and power forward sales and purchases on a gross basis in the income statement. Previously, for US GAAP, revenues associated with the forward contracts in oil, gas, NGLs and power were also presented on a gross basis. This conclusion was based on the guidance in Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 03-11 "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not "Held for Trading Purposes" As Defined in EITF Issue No. 02-03" (EITF 03-11), and EITF Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" (EITF 99-19). Under the provisions of EITF 99-19, whether revenues are recognized gross or net is a matter of judgment that depends upon the relevant facts and circumstances and an evaluation of the factors and indicators set forth in EITF 99-19.

  In accordance with EITF 99-19, the Group concluded that revenues associated with these activities should be presented gross, based on principal versus agent analysis. This decision was based primarily on the following factors: (i) the Group was the primary obligator in the arrangement; (ii) the Group had discretion to set the selling price with the customer; (iii) the Group had discretion to select the supplier; (iv) the Group took title to the commodity, albeit often for a short period of time; and (v) the Group was invoiced for the full amount of the transaction and had this liability to a third party, although master netting agreements mitigated the credit risk.

  During 2005, a review was undertaken into forward contracts in oil, gas, NGLs and power and related activity under US GAAP in the context of the review undertaken for the final transition to IFRS for the Group's 2005 year end financial reporting. The review, for IFRS purposes, concluded that revenues associated with OTC forward contracts, where market mechanisms, similar to exchange traded instruments, have developed for financial net settlement and where frequent buying and selling patterns are present which are not part of optimizing Group assets, but which are indicative of the intent to generate profits from short term differences in prices, should be presented net. As a result of this review, the Group reassessed its recognition of revenues associated with these contracts under US GAAP and determined that the provisions of EITF Issue No. 02-03 "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-03), should have been applied rather than the provisions of EITF 03-11 (and therefore EITF 99-19) since this element of the Group's activity should have been considered as "trading' as defined under US GAAP for all periods presented. As such, these transactions should be reflected net for purposes of US GAAP for all periods presented. In addition, in connection with the preparation of this Form 20-F/A we identified additional transactions which should also have been presented net under US GAAP. Therefore, revenues and cost of sales for the years ended December 31, 2004, 2003 and 2002 would have been different under US GAAP, than those amounts reported under UK GAAP. While reducing the reported amount of revenues and cost of sales by $81,756 million, $58,956 million and $32,730 million respectively, the reporting of these transactions on a net basis did not impact the Group's profit for the year as adjusted to accord with US GAAP, profit per ordinary share, cash flows or financial position.

  Under APB 20 paragraph 13, the fact that the transactions were not viewed as "trading' in nature represented an "oversight or misuse of facts that existed at the time the financial statements were prepared" and, therefore, was an error.

  Under US GAAP the Group's accounting policy is that gains and losses on derivative contracts and the revenues and costs associated with other contracts which are classified as held for trading purposes are reported on a net basis in the Consolidated Statement of Income.

  Under both UK and US GAAP, changes in the fair value of exchange traded and OTC derivative financial instruments held for the purposes of both risk management and trading giving rise to gains and losses, both realized and unrealized, are shown net when recognized in the income statement.

  The disclosure requirements of EITF 02-03 are set out below. For the Group, energy trading contracts in oil, natural gas, NGLs and power comprise exchange-traded derivative instruments such as future and options and non-exchange-traded instruments such as swaps, "over-the-counter' options and forward contracts.

  The following tables show the net fair value of contracts held for trading purposes at December 31, 2004 and 2003 analyzed by maturity period and by methodology of fair value estimation.

	Fair value of contracts at December 31, 2004
	Maturity less than 1 year	Maturity 1–3 years	Maturity 4–5 years	Maturity over 5 years	Total fair value
	($ million)
Prices actively quoted	111	(89)	—	—	22
Prices provided by other external sources	128	169	62	—	359
Prices based on models and other valuation methods	4	3	1	62	70

	243	83	63	62	451

	Fair value of contracts at December 31, 2003
	Maturity less than 1 year	Maturity 1–3 years	Maturity 4–5 years	Maturity over 5 years	Total fair value
	($ million)
Prices actively quoted	(37)	—	—	—	(37)
Prices provided by other external sources	(14)	123	32	—	141
Prices based on models and other valuation methods	30	—	—	37	67

	(21)	123	32	37	171

  The following tables show the changes during the year in the net fair value of instruments held for trading purposes for the years 2004, 2003 and 2002:

	Fair value oil price contracts	Fair value natural gas and NGL price contracts	Fair value power price contracts
	($ million)
Fair value of contracts at January 1, 2004	(154)	191	134
Contracts realized or settled in the year	154	259	54
Unrealized gains (losses) recognized at inception of contract	(33)	73	(3)
Unrealized gains (losses) recognized as a result of changes in valuation techniques and assumptions	—	—	—
Other unrealized gains (losses) recognized during the year	(107)	(109)	(8)

Fair value of contracts at December 31, 2004	(140)	414	177

Fair value of contracts at January 1, 2003	(66)	124	79
Contracts realized or settled in the year	66	61	49
Unrealized gains (losses) recognized at inception of contract	(20)	(64)	—
Unrealized gains (losses) recognized as a result of changes in valuation techniques and assumptions	—	—	—
Other unrealized gains (losses) recognized during the year	(134)	70	6

Fair value of contracts at December 31, 2003	(154)	191	134

Fair value of contracts at January 1, 2002	6	208	50
Contracts realized or settled in the year	(6)	(194)	(4)
Unrealized gains (losses) recognized at inception of contract	1	(162)	(45)
Unrealized gains (losses) recognized as a result of changes in valuation techniques and assumptions	—	—	—
Other unrealized gains (losses) recognized during the year	(67)	272	78

Fair value of contracts at December 31, 2002	(66)	124	79

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

  The Group calculates value-at-risk on all instruments that are held for trading purposes and that therefore give an exposure to market risk. The value-at-risk models take account of derivative financial instruments such as oil, natural gas and power price futures and swap agreements. Financial assets and liabilities and physical crude oil and refined products that are treated as trading positions are also included in these calculations. For options, a linear approximation is included in the value-at-risk models. The value-at-risk calculation for oil, natural gas, NGLs and power price exposure also includes derivative commodity instruments (commodity contracts that permit settlement either by delivery of the underlying commodity or in cash), such as forward contracts.

  The following table shows values at risk for energy trading activities.

	High	Low	Average	December 31
		($ million)
2004
Oil price trading	55	18	29	45
Natural gas and NGL price trading	42	11	23	18
Power price trading	18	2	8	7
2003
Oil price trading	34	17	26	27
Natural gas and NGL price trading	29	4	16	18
Power price trading	13	—	4	6
2002
Oil price trading	34	14	23	19
Natural gas and NGL price trading	18	1	6	9
Power price trading	9	1	4	3

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

Note 52 — Post balance sheet events

        In December 2005, BP sold Innovene, its olefins, derivatives and refining group, to INEOS. Gross proceeds received initially amounted to $8,477 million, which is subject to revision for closing adjustments. There were selling costs of $120 million. A loss before tax of $694 million was recognized on the remeasurement to fair value less costs to sell of the Innovene operations.

        BP announced in April 2006 the sale of its remaining Gulf of Mexico Shelf exploration and production interests for $1.3 billion. The transaction is expected to close later in 2006. The gain on the sale is expected to be about $0.5 billion.

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

BP p.l.c. AND SUBSIDIARIES

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to this annual report on its behalf.

BP p.l.c. (Registrant)

/s/ D. J. PEARL D. J. Pearl Deputy Company Secretary

Dated: June 13, 2006

QuickLinks

EXPLANATORY NOTE
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