Form 20-F/A
period 2005-12-31
BP PLC
filed 2006-07-05
CIK 313807

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
1 St James’s Square
London
SW1Y 4PD
United Kingdom

(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered

New York Stock Exchange*
Ordinary Shares of 25c each	Chicago Stock Exchange*
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
    Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [✓]	No [ ]
    Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer [✓]	Accelerated filer [ ]	Non-accelerated filer [ ]
    Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 [ ]	Item 18 [✓]
    If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ]	No [✓]

EXPLANATORY NOTE
This Amendment No. 1 (Amendment No. 1) to the Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission (the SEC) on June 30, 2006 (the Original Form 20-F), is being filed solely to correct certain non-substantive formatting errors which arose in the process of converting the Original Form 20-F to electronic form suitable for filing on the SEC’s EDGAR system. Except as described above, no other changes have been made to the Original Form 20-F.

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

	(million barrels)
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

	(thousand barrel per day)
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

	(thousand tonnes per year)
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

	Payments due by period
Expected payments by period under
contractual obligations and							2011 and
commercial commitments	Total	2006	2007	2008	2009	2010	thereafter

	($ million)
Borrowings (a)	18,381	5,418	3,274	2,317	2,258	572	4,542
Finance lease obligations	1,236	78	78	80	80	82	838
Operating leases	10,609	1,569	1,473	1,069	1,009	953	4,536
Decommissioning liabilities	9,511	181	212	188	175	163	8,592
Environmental liabilities	2,501	499	367	332	314	313	676
Pensions and other postretirement benefits (b)	21,438	1,357	1,345	1,343	870	870	15,653
Purchase obligations (c)	126,725	87,696	11,473	5,081	3,694	2,871	15,910

(a)	Expected payments exclude interest payments on borrowings.

(b)	Represents the expected future contributions to funded pension plans and payments by the Group for unfunded pension plans and the expected future payments for postretirement benefits.

(c)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms. The amounts shown include arrangements to secure long-term access to supplies of crude oil, natural gas, feedstocks and pipeline systems. In addition, the amounts shown for 2006 include purchase commitments existing at December 31, 2005 entered into principally to meet the Group’s short term manufacturing and marketing requirements. The price risk associated with these crude oil, natural gas and power contracts is discussed in Item 11 — Quantitative And Qualitative Disclosures About Market Risk on page 162.
      The following table summarizes the nature of the Group’s unconditional purchase obligations.

	Payments due by period

Purchase obligations payments due							2011 and
by period	Total	2006	2007	2008	2009	2010	thereafter

	($ million)
Crude oil and oil products	45,688	39,767	1,663	754	732	707	2,065
Natural gas	41,823	25,541	3,783	2,329	1,622	1,240	7,308
Chemicals and other refinery feedstocks	11,376	5,043	1,348	669	404	404	3,508
Utilities	21,415	15,586	3,779	611	402	104	933
Transportation	3,184	1,036	496	338	260	208	846
Use of facilities and services	3,239	723	404	380	274	208	1,250

Total	126,725	87,696	11,473	5,081	3,694	2,871	15,910

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

Executive Directors’ Shareholdings

Executive directors’ interest in BP ordinary	At	At	At
shares or calculated equivalents	January 1, 2005	December 31, 2005	June 28, 2006

Current directors
Dr D C Allen	408,342	443,742	530,933 (a	)
The Lord Browne of Madingley	2,031,279	2,242,954	2,522,840 (b	)
I C Conn	121,187	156,349	206,642 (c	)
Dr B E Grote	888,213	988,906	1,092,292 (d	)
Dr A B Hayward	206,084	305,543	399,466
J A Manzoni	196,336	275,743	369,191

(a)	Includes 25,368 shares held as ADSs.

(b)	Includes 58,713 shares held as ADSs.

(c)	Includes 39,466 shares held as ADSs.

(d)	Held as ADSs
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

	Year ended
	December 31,

	2005		2004

	(£ thousands)
Chairman (a)	500	(a)	390
Deputy chairman (b)	100	(b)	85
Board member	75		65
Committee chairmanship fee	20		15
Transatlantic attendance allowance (c)	5		5

(a)	The chairman is not eligible for committee chairmanship fees or transatlantic attendance allowance but has the use of a fully maintained office for Company business and a chauffeured car.

(b)	The deputy chairman receives a £25,000 (2004 £20,000) increment on top of the standard board fee. In addition, he is eligible for committee chairmanship fees and the transatlantic attendance allowance. The deputy chairman is currently chairman of the audit committee.

(c)	This allowance is payable to non-executive directors undertaking transatlantic or equivalent intercontinental travel for the purpose of attending a board meeting or board committee meeting.

	Year ended December 31,

	2005		2004

Remuneration of Non-Executive Directors

	($ thousand) (a)	(£ thousands)	($ thousands) (b)	(£ thousands)
J H Bryan	200	110	183	100
A Burgmans	164	90	97	53
E B Davis, Jr	200	110	192	105
D J Flint (c)	164	90	n/a	n/a
Dr D S Julius	195	107	137	75
Sir Tom McKillop	164	90	70	38
Dr W E Massey	237	130	210	115
H M P Miles *	164	90	137	75
Sir Ian Prosser	246	135	201	110
P D Sutherland	910	500	714	390
M H Wilson †	191	105	174	95
Directors who left the board in 2005
C F Knight (d)(e)	55	30	165	90
Sir Robin Nicholson (d)(f)(g)	58	32	165	90

(a)	Sterling payments converted at the average 2005 exchange rate of £1 = $1.82.

(b)	Sterling payments converted at the average 2004 exchange rate of £1 = $1.83.

(c)	Appointed on January 1, 2005

(d)	Retired at AGM on April 14, 2005

(e)	Also received a superannuation gratuity of £79,000 following his retirement.

(f)	Also received £20,000 each year for serving as the board’s representative on the BP technology advisory council.

(g)	Also received a superannuation gratuity of £84,000 following his retirement.

*	Retired at AGM on April 20, 2006

†	Resigned as a non-executive director on February 28, 2006

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
      Pursuant to the various BP Group share option schemes, the following options for ordinary shares of the Company were outstanding at June 28, 2006:

	Expiry	Exercise
Options	dates of	price
outstanding	options	per share

(shares)
436,611,636	2006-2016	$4.31-$11.92
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

	($ million
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

	($ million)
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

	($ million)
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

	($ million)
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

($ million)
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

	($ million)
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

($ million)
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

		($ million)
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

	($ million)
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

	($ million)
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
      Included within Other loans repayable within one year above are US Industrial Revenue/ Municipal Bonds of $2,462 million (2004 $2,344 million and 2003 $2,362 million) with maturity periods ranging from 2 to 35 years. They are classified as repayable within one year, as required under IFRS, as the

BP p.l.c. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (Continued)
Note 41 — Finance debt (continued)
bondholders typically have the option to tender these bonds for repayment on interest reset dates. Any bonds that are tendered are usually remarketed and BP has not experienced any significant repurchases. BP considers these bonds to represent long-term funding when assessing the maturity profile of its finance debt and they are reflected as such in the borrowings repayment schedule below. Other similar loans linked to long-term gas supply contracts of $992 million (2004 $280 million and 2003 nil) that mature over 10 years have been reported in the same way.
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

	Year ended
	December 31,
	2005

	Fair	Carrying
	value	amount

	($ million)
Short-term borrowings	3,297	3,297
Long-term borrowings	15,313	15,084
Net obligations under finance leases	803	781

Total finance debt	19,413	19,162

		At December 31, 2005			At December 31, 2004			At December 31, 2003

Analysis of borrowing by		Bank	Other		Bank	Other		Bank	Other
year of expected repayment		loans	loans	Total	loans	loans	Total	loans	loans	Total

		($ million)
Due after	10 years	—	2,842	2,842	1	2,845	2,846	—	2,865	2,865
Due within	10 years	18	203	221	29	68	97	—	24	24
	9 years	21	182	203	20	83	103	—	377	377
	8 years	24	188	212	22	478	500	—	291	291
	7 years	26	558	584	28	330	358	—	—	—
	6 years	34	446	480	36	139	175	7	1,737	1,744
	5 years	35	537	572	33	1,742	1,775	7	996	1,003
	4 years	35	2,223	2,258	29	1,579	1,608	8	1,362	1,370
	3 years	98	2,219	2,317	251	2,510	2,761	193	2,593	2,786
	2 years	256	3,018	3,274	8	3,017	3,025	38	2,641	2,679

		547	12,416	12,963	457	12,791	13,248	253	12,886	13,139
	1 year	155	5,263	5,418	250	7,195	7,445	205	6,799	7,004

		702	17,679	18,381	707	19,986	20,693	458	19,685	20,143

      Amounts included above repayable by installments, part of which falls due after five years from December 31, are as follows:

	At December 31,

	2005	2004	2003

	($ million)
After five years	192	204	14
Within five years	118	76	82

	310	280	96

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

($ million)
2006	78
2007	78
2008	80
2009	80
2010	82
Thereafter	838

1,236
Less: amount representing lease interest	455

Present value of net minimum finance lease payments	781

of which — due within one year	60
— due within 2 to 5 years	133
— due thereafter	588

      The following information is presented in compliance with the requirements of US GAAP.
Bank and other loans — long term

	Weighted
	average
	interest rate
	at
	December 31,		At December 31,

	2005	2004	2005	2004

	(%)		($ million)
US dollar	5	3	9,178	10,374
Sterling	7	5	29	25
Euros	5	4	144	84
Other currencies	9	9	158	141

			9,509	10,624

BP p.l.c. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (Continued)
Note 41 — Finance debt (concluded)
Bank and other loans — short term

	At
	December 31,

	2005	2004

	($ million)
Current maturities of long-term debt	3,007	2,622
Commercial paper	1,911	4,180
Bank loans	155	250
Other	3,799	3,017

	8,872	10,069

	Weighted
	average
	interest rate
	at
	December 31,

	2005	2004

	(%)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	(%)
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

	At December 31, 2005		At December 31, 2004		At December 31, 2003

	Expected		Expected		Expected
	long-term		long-term		long-term
	rate of	Market	rate of	Market	rate of	Market
	return	value	return	value	return	value

	(%)	($ million)	(%)	($ million)	(%)	($ million)
UK pension plans
Equities	7.50	18,465	7.50	17,329	7.50	14,642
Bonds	4.25	2,719	4.50	2,859	4.75	2,477
Property	6.50	1,097	6.50	1,660	6.50	1,336
Cash	3.50	1,001	4.00	459	4.00	769

	7.00	23,282	7.00	22,307	7.00	19,224

US pension plans
Equities	8.50	5,961	8.50	6,043	8.50	5,650
Bonds	4.75	1,079	4.75	1,057	4.75	1,018
Property	8.00	21	8.00	28	8.00	41
Cash	3.00	256	3.00	55	3.50	148

	8.00	7,317	8.00	7,183	8.00	6,857

US other postretirement benefit plans
Equities	8.50	20	8.50	21	8.50	24
Bonds	4.75	8	4.75	9	4.75	9

	7.25	28	7.25	30	8.00	33

Other plans
Equities	7.50	991	8.00	933	7.50	686
Bonds	4.00	943	4.25	857	4.75	737
Property	5.75	130	5.25	114	6.50	129
Cash	1.50	216	3.50	288	4.00	187

	5.50	2,280	6.00	2,192	6.00	1,739

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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
Parent company	27,391	25,026	24,107
Subsidiaries	2,463	2,927	2,115
Jointly controlled entities and associates	492	441	566

	30,346	28,394	26,788

      There were no unrealized currency translation differences for the year on long-term borrowings used to finance equity investments in foreign currencies (2004 nil and 2003 nil).

BP p.l.c. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (Continued)
Note 46 — Share-based payments

Effect of share-based payment transactions on the Group’s result and
financial position	December 31,

	2005	2004	2003

	($ million)
Total expense recognized for equity-settled share-based payment transactions	348	289	268
Total expense recognized for cash-settled share-based payment transactions	20	36	25

Total expense recognized for share-based payment transactions	368	325	293

Closing balance of liability for cash-settled share-based payment transactions	48	59	51
Total intrinsic value for vested cash-settled share-based payments	41	53	50

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

	Year ended December 31,

	2005		2004		2003

		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
Share option transactions	options	price	options	price	options	price

		($)		($)		($)
Outstanding at beginning of the period	470,263,808	7.16	461,885,881	6.76	410,986,179	6.70
Granted during the period	54,482,053	10.24	80,394,760	7.93	104,758,602	6.22
Forfeited during the period	(4,844,827)	8.30	(7,043,911)	6.77	(20,412,529)	7.11
Exercised during the period	(68,687,976)	6.40	(62,625,182)	5.18	(32,988,942)	4.11
Expired during the period	(759,556)	6.75	(2,347,740)	7.55	(457,429)	6.40

Outstanding at end of the	450,453,502	7.64	470,263,808	7.16	461,885,881	6.76
period
Exercisable at the end of the	222,729,398	7.54	224,627,758	7.00	229,198,494	6.21
period
Available for grant at	955,924,506		966,076,636		1,079,531,345
December 31,
      As share options are exercised continuously throughout the year, the weighted average share price during the year of $10.77 (2004 $8.95 and 2003 $6.81) is representative of the weighted average share price at the date of exercise. For the options outstanding at December 31, 2005, the exercise price ranges and weighted average remaining contractual lives are shown below.

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
	Number of	remaining	exercise	Number of	exercise
Range of exercise prices	shares	life	price	shares	price

		(years)	($)		($)
$ 4.22 — $ 6.14	74,255,790	1.88	5.51	52,734,810	5.44
$ 6.15 — $ 8.06	151,161,264	6.15	7.02	36,840,758	7.70
$ 8.07 — $ 9.99	176,892,928	5.95	8.29	133,128,330	8.32
$10.00 — $11.92	48,143,520	9.19	10.45	25,500	10.53

	450,453,502	5.69	7.64	222,729,398	7.54

BP p.l.c. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (Continued)
Note 46 — Share-based payments (continued)

Fair values and associated details for options and shares granted

Options granted during the year		ShareSave	ShareSave
ended December 31, 2005	BPSOP	3 Year	5 Year

Option pricing model used	Binomial	Binomial	Binomial
Weighted average fair value	$2.34	$2.76	$2.94
Weighted average share price	$10.85	$10.49	$10.49
Weighted average exercise price	$10.63	$7.96	$7.96
Expected volatility	18%	18%	18%
Option life	10 years	3.5 years	5.5 years
Expected dividends	2.72%	3.00%	3.00%
Risk free interest rate	4.25%	4.00%	4.25%
Expected exercise behaviour	5% years 4-9	100% year 4	100% year 6
	70% year 10

Options granted during the year			ShareSave	ShareSave
ended December 31, 2004	EDIP Options	BPSOP	3 Year	5 Year

Option pricing model used	Binomial	Binomial	Binomial	Binomial
Weighted average fair value	$1.34	$1.55	$1.94	$2.13
Weighted average share price	$8.09	$8.12	$8.75	$8.75
Weighted average exercise price	$8.09	$8.09	$7.00	$7.00
Expected volatility	22%	22%	22%	22%
Option life	7 years	10 years	3.5 years	5.5 years
Expected dividends	3.75%	3.75%	3.75%	3.75%
Risk free interest rate	3.50%	4.00%	3.00%	3.75%
Expected exercise behaviour	5% years 2-6	5% years 4-9	100% year 4	100% year 6
	75% year 7	70% year 10

Options granted during the year			ShareSave	ShareSave
ended December 31, 2003	EDIP Options	BPSOP	3 Year	5 Year

Option pricing model used	Binomial	Binomial	Binomial	Binomial
Weighted average fair value	$1.37	$1.50	$1.91	$2.02
Weighted average share price	$6.29	$6.43	$7.23	$7.23
Weighted average exercise price	$6.29	$6.35	$5.79	$5.79
Expected volatility	30%	30%	30%	30%
Option life	7 years	10 years	3.5 years	5.5 years
Expected dividends	4.00%	4.00%	4.00%	4.00%
Risk free interest rate	3.50%	3.50%	3.50%	3.50%
Expected exercise behaviour	5% years 2-6	5% years 4-9	100% year 4	100% year 6
	75% year 7	70% year 10

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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
Sales and other operating revenue	61,698	38,842	21,836
Gross profit	14,451	9,063	4,939
Profit for the year	8,043	5,466	2,728

	December 31,

	2005	2004

	($ million)
Noncurrent assets	52,401	49,438
Current assets	19,808	13,879

	72,209	63,317
Current liabilities	(15,403)	(12,351)
Noncurrent liabilities	(20,328)	(12,618)

Net assets	36,478	38,348

      The more important joint ventures and associates of the Group at December 31, 2005 and the percentage of ordinary share capital owned or joint venture interest (to nearest whole number) are:

		Country of	Principal
Associates	%	Incorporation	activities

Abu Dhabi
Abu Dhabi Marine Areas	37	England	Crude oil production
Abu Dhabi Petroleum Co	24	England	Crude oil production
Azerbaijan
The Baku-Tbilisi-Ceyhan Pipeline Co	30	Cayman Islands	Pipelines
Korea
Samsung Petrochemical Co.	47	England	Petrochemicals
Taiwan
China American Petrochemical Co.	61	Taiwan	Petrochemicals
Trinidad and Tobago
Atlantic LNG Company of Trinidad and Tobago	34	Trinidad and Tobago	LNG manufacture
Atlantic LNG 2/3 Company of Trinidad and Tobago	43	Trinidad and Tobago	LNG manufacture

BP p.l.c. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 51 —	Summarized financial information on jointly controlled entities and associates (concluded)

		Country of
		incorporation or
Jointly controlled entities	%	registration	Principal activities

CaTO Finance V Limited Partnership	50	England	Finance
Lukarco	46	Netherlands	Exploration and production, pipelines
Pan American Energy	60	USA	Exploration and Production
Ruhr Oel	50	Germany	Refinining and Marketing and Petrochemicals
Shanghai Secco Petrochemical Co	50	China	Petrochemicals
TNK-BP	50	British Virgin Islands	Integrated oil operations
Unimar LLC	50	USA	Exploration and Production
Watson Cogeneration	51	USA	Power generation

Note 52 —	First-time adoption of International Financial Reporting Standards

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

	($ million)
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

($ million)
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

	($ million)
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

($ million)

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

	($ million)
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

($ million)

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

	($ million)
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

($ million)
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

	($ million)
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

($ million)
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

	($ million)
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

($ million)
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

	($ million)
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

	($ million)
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

		($ million)
Earnings from jointly controlled entities — after interest and tax	(1,251)	(233)
Earnings from associates — after interest and tax	(171)	(125)
Finance costs	(206)	(134)
Taxation	(1,173)	(224)
Minority interest	(43)	—
Profit for the year	—	—

	At		At
	December 31,		January 1,

	2004	2003	2003

($ million)
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

		($ million)
Profit for the year	—	—

BP p.l.c. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 52 —	First-time adoption of International Financial Reporting Standards (continued)
Differences between UK GAAP and IFRS presentation that have no impact on BP’s reported income or total equity (continued)

	At		At
	December 31,		January 1,

	2004	2003	2003

	($ million)
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

	($ million)
Profit for the year	—	—

	At		At
	December 31,		January 1,

	2004	2003	2003

	($ million)
Property, plant and equipment	(102)	(205)	(199)
Noncurrent assets — prepayments and accrued income	102	205	199
Total equity	—	—	—

      Liquid resources. Short-term investments have been reclassified as cash and cash equivalents under IFRS.

	Year ended
	December 31,

Increase (decrease) in caption heading	2004	2003

	($ million)
Profit for the year	—	—

	At		At
	December 31,		January 1,

	2004	2003	2003

	($ million)
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

	($ million)
Depreciation, depletion and amortization	(1,428)	(1,376)
Impairment and losses on sale of businesses and fixed assets	(61)	—
Profit for the year	1,489	1,376

	At		At
	December 31,		January 1,

	2004	2003	2003

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
Taxation	438	165
Profit for the year	(438)	(165)

	At		At
	December 31,		January 1,

	2004	2003	2003

	($ million)
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

	($ million)
Taxation	29	—
Profit for the year	(29)	—

BP p.l.c. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 52 —	First-time adoption of International Financial Reporting Standards (continued)
Differences between UK GAAP and IFRS presentation that have no impact on BP’s reported income or total equity (continued)

	At		At
	December 31,		January 1,

	2004	2003	2003

	($ million)
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

	($ million)
Production and manufacturing expenses	586	417
Depreciation, depletion and amortization	(296)	(216)
Taxation	(73)	(81)
Profit for the year	(217)	(120)

	At		At
	December 31,		January 1,

	2004	2003	2003

	($ million)
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

	($ million)
Production and manufacturing expenses	28	25
Distribution and administration expenses	58	70
Taxation	(62)	(56)
Profit for the year	(24)	(39)

	At		At
	December 31,		January 1,

	2004	2003	2003

	($ million)
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

	($ million)
Depreciation, depletion and amortization	(12)	(5)
Taxation	(27)	3
Profit for the year	39	2

	At		At
	December 31,		January 1,

	2004	2003	2003

	($ million)
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

	($ million)
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

	($ million)
Gains on sale of businesses and fixed assets	78	—
Profit for the year	78	—

	At		At
	December 31,		January 1,

	2004	2003	2004

($ million)
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

	($ million)
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

($ million)
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

($ million)
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

($ million)
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

($ million)
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

($ million)
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

($ million)
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

($ million)
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

($ million)
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

($ million)
Noncurrent assets — prepayments and accrued income	(147)
Finance debt	164
Deferred tax liabilities	(55)
Total equity	(256)

Note 53 — Oil and natural gas exploration and production activities (a)
Capitalized costs at December 31

		Rest of		Rest of	Asia
	UK	Europe	USA	Americas	Pacific	Africa	Russia	Others	Total

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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
      The following table provides the year-end balances and movements for suspended exploration well-drilling costs:

	Years Ended
	December 31,

	2005	2004	2003

	($ million)
Capitalized exploration well-drilling costs
At January 1,	1,680	1,698	1,846
Additions pending determination of proved reserves	565	391	295
Exploration well costs written off in the period	(81)	(84)	(90)
Costs of exploration wells divested in the period	(72)	(34)	(76)
Reclassified to tangible assets following determination of proved reserves	(161)	(291)	(277)

At December 31,	1,931	1,680	1,698

      The following table provides an ageing profile of suspended exploration wells:

	At December 31,

	2005		2004		2003

		Wells		Wells		Wells
	Cost	gross	Cost	gross	Cost	gross

	($ million)		($ million)		($ million)
Age
Less than 1 year	593	46	411	26	266	34
1 to 5 years	823	69	787	81	752	81
6 to 10	309	42	292	29	522	62
More than 10 years	206	20	190	18	158	19

Total	1,931	177	1,680	154	1,698	196

BP p.l.c. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (Continued)
Note 54 — Suspended exploration well costs (continued)
      The following table provides an analysis of the amount of drilling costs directly associated with exploration wells:

	2005			2004			2003

		Wells			Wells			Wells
	Cost	gross	Projects	Cost	gross	Projects	Cost	gross	Projects

	($ million)			($ million)			($ million)
Exploration well-drilling costs
Projects with first capitalized exploration well drilled in twelve months ending December 31,	451	31	14	290	15	12	155	16	11
Other projects with recent or planned drilling activity	718	65	20	400	36	13	263	32	11
Projects with completed exploration activity	762	81	28	990	103	41	1,280	148	50

At December 31,	1,931	177	62	1,680	154	66	1,698	196	72

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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
Depreciation, depletion and amortization	254	2,048	1,303
Taxation	242	(1,531)	(715)
Profit for the year	(496)	(517)	(588)

	At
	December 31,

	2005	2004

	($ million)
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

	($ million)
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

BP p.l.c. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (Continued)
Note 55 — US generally accepted accounting principles (continued)
(b) Provisions (continued)

	At
	December 31,

	2005	2004

	($ million)
Property, plant and equipment	(1,842)	(1,667)
Provisions	(1,666)	(1,541)
Deferred tax liabilities	(64)	(49)
BP shareholders’ equity	(112)	(77)

The following data summarizes the movements in the asset retirement obligations, as adjusted to accord with US GAAP, for the years ended December 2005 and 2004.

	Years ended
	December 31,

	2005	2004

	($ million)
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

	($ million)
Depreciation, depletion and amortization	(20)	(48)	—
Taxation	9	18	—
Profit for the year	11	30	—

BP p.l.c. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (Continued)
Note 55 — US generally accepted accounting principles (continued)
(c) Oil and natural gas reserve differences (concluded)

	At
	December 31,

	2005	2004

	($ million)
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

	($ million)
Depreciation, depletion and amortization	—	61	—
Profit for the year	—	(61)	—

	At
	December 31,

	2005	2004

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
Purchases	357	(250)	(60)
Taxation	(125)	88	21
Profit for the year	(232)	162	39

	At
	December 31,

	2005	2004

	($ million)
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

	($ million)
Depreciation, depletion and amortization	19	117	32
Taxation	(7)	(10)	(13)
Profit for the year	(12)	(107)	(19)

	At
	December 31,

	2005	2004

	($ million)
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

	($ million)
Production and manufacturing expenses	583	330	694
Other finance expense	116	(29)	(340)
Taxation	(213)	(254)	(139)
Profit for the year	(486)	(47)	(215)

	At
	December 31,

	2005	2004

	($ million)
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

	($ million)
Depreciation, depletion and amortization	28	—	—
Impairment and losses on sale of businesses and fixed assets	477	(986)	—
Taxation	(127)	309	—
Profit for the year	(378)	677	—

BP p.l.c. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (Continued)
Note 55 — US generally accepted accounting principles (continued)

(i)	Impairments (concluded)

	At
	December 31,

	2005	2004

	($ million)
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

	($ million)
Earnings from jointly controlled entities	(255)	147	(47)
Profit for the year	(255)	147	(47)

	At
	December 31,

	2005	2004

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
Production and manufacturing expenses	—	(586)	(417)
Depreciation, depletion and amortization	—	296	216
Taxation	—	73	81
Profit for the year before cumulative effect of accounting change	—	217	120
Cumulative effect of accounting change	(794)	—	—
Profit for the year	(794)	217	120

	At
	December 31,

	2005	2004

	($ million)
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

	($ million)
Production and manufacturing expenses	4	(28)	(25)
Distribution and administrative expenses	9	(58)	(70)
Taxation	(19)	62	56
Profit for the year	6	24	39

	At
	December 31,

	2005	2004

	($ million)
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

	($ million)
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

	($ million)
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

	($ million)
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
Dated: July 5, 2006