Form 20-F/A
period 2019-12-31
BP PLC
filed 2020-03-27
CIK 313807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2019
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

Dr Brian Gilvary
BP p.l.c.
1 St James’s Square, London SW1Y 4PD
United Kingdom
Tel +44 (0) 20 7496 5311
Fax +44 (0) 20 7496 4573
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares	BP	New York Stock Exchange
Ordinary Shares of 25c each		New York Stock Exchange*
Floating Rate Guaranteed Notes due 2020	BP/20D	New York Stock Exchange
Floating Rate Guaranteed Notes due 2021	BP/21D	New York Stock Exchange
Floating Rate Guaranteed Notes due 2022	BP/22D and BP/22H	New York Stock Exchange
4.500% Guaranteed Notes due 2020	BP/20 and BP/20C	New York Stock Exchange
4.742% Guaranteed Notes due 2021	BP/21A and BP/21F	New York Stock Exchange
3.561% Guaranteed Notes due 2021	BP/21B	New York Stock Exchange
2.112% Guaranteed Notes due 2021	BP/21C and BP/21E	New York Stock Exchange
2.500% Guaranteed Notes due 2022	BP/22B	New York Stock Exchange
2.520% Guaranteed Notes due 2022	BP/22E and BP/22F	New York Stock Exchange
3.245% Guaranteed Notes due 2022	BP/22A and BP/22G	New York Stock Exchange
3.062% Guaranteed Notes due 2022	BP/22C	New York Stock Exchange
2.750% Guaranteed Notes due 2023	BP/23 and BP/23D	New York Stock Exchange
3.216% Guaranteed Notes due 2023	BP/23B and BP/23C	New York Stock Exchange
3.994% Guaranteed Notes due 2023	BP/23A	New York Stock Exchange
3.535% Guaranteed Notes due 2024	BP/24A	New York Stock Exchange
3.814% Guaranteed Notes due 2024	BP/24	New York Stock Exchange
3.224% Guaranteed Notes due 2024	BP/24B and BP/24D	New York Stock Exchange
3.790% Guaranteed Notes due 2024	BP/24C	New York Stock Exchange
3.506% Guaranteed Notes due 2025	BP/25	New York Stock Exchange
3.796% Guaranteed Notes due 2025	BP/25A	New York Stock Exchange
3.119% Guaranteed Notes due 2026	BP/26 and BP/26A	New York Stock Exchange
3.410% Guaranteed Notes due 2026	BP/26C	New York Stock Exchange
3.017% Guaranteed Notes due 2027	BP/27 and BP/27D	New York Stock Exchange
3.279% Guaranteed Notes due 2027	BP/27B	New York Stock Exchange
3.588% Guaranteed Notes due 2027	BP/27A and BP/27C	New York Stock Exchange
3.723% Guaranteed Notes due 2028	BP/28	New York Stock Exchange
3.937% Guaranteed Notes due 2028	BP/28A	New York Stock Exchange
4.234% Guaranteed Notes due 2028	BP/28B	New York Stock Exchange
3.067% Guaranteed Notes due 2050	BP/50	New York Stock Exchange
3.000% Guaranteed Notes due 2050	BP/50A	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 25c each	21,535,839,814
Cumulative First Preference Shares of £1 each	7,232,838
Cumulative Second Preference Shares of £1 each	5,473,414

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

TABLE OF CONTENTS

EXPLANATORY NOTE	1
ITEM 19 EXHIBITS	2
SIGNATURES	3

EXPLANATORY STATEMENT

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended 31 December 2019 of BP p.l.c. (“BP”), as originally filed with the U.S. Securities and Exchange Commission on 18 March 2020 (the “Original Filing”). BP is filing the Amendment solely to include the financial statements and related notes of Rosneft Oil Company (“Rosneft”), an associate of BP, as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).

Rule 3-09 provides that if a 50 percent-or-less-owned person accounted for by the equity method meets the first or third condition of the significant subsidiary tests set forth in Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent, separate financial statements for such 50 percent-or-less-owned person shall be filed. BP owns 19.75% of the voting shares of Rosneft and accounts for Rosneft using the equity method of accounting. Rosneft met the significant subsidiary test described above at 31 December 2019 and for the year then ended, and did not meet the significant subsidiary test at 31 December 2018 and 2017 and for the years then ended. Financial statements as at 31 December 2018 and 2017 and for the years then ended are provided, but are not required to be audited as Rosneft did not meet the significant subsidiary test at 31 December 2018 and 2017 and for the years then ended. The Original Filing is being amended by this Amendment to include as exhibits: (i) the Rosneft audited financial statements as at December 31, 2019 and for the year then ended, and unaudited financial statements as at December 31, 2018 and 2017 and for the years then ended, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; (ii) the consent of the independent auditor of Rosneft and (iii) certifications by BP’s Chief Executive Officer and Chief Financial Officer. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and any documents filed with or furnished to the Securities and Exchange Commission by BP subsequent to 18 March 2020.

Exhibits
The following documents are filed in the Securities and Exchange Commission (SEC) EDGAR system, as part of this Annual Report on Form 20-F, and can be viewed on the SEC’s website.

Exhibit 1	Memorandum and Articles of Association of BP p.l.c.*******†
Exhibit 2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934†
Exhibit 4.1	The BP Executive Directors’ Incentive Plan******†
Exhibit 4.4	Director’s Service Agreement for B Looney†
Exhibit 4.7	Director’s Service Contract for Dr B Gilvary***†
Exhibit 4.10	The BP Share Award Plan 2015*******†
Exhibit 8	Subsidiaries (included as Note 37 to the Financial Statements)
Exhibit 11	Code of Ethics*†
Exhibit 12	Rule 13a – 14(a) Certifications†
Exhibit 12.1	Rule 13a - 14(a) Certifications dated [•] 2020
Exhibit 13	Rule 13a – 14(b) Certifications#†
Exhibit 13.1	Rule 13a - 14(b) Certifications dated [•] 2020#
Exhibit 15.1	Consent of DeGolyer and MacNaughton†
Exhibit 15.2	Report of DeGolyer and MacNaughton†
Exhibit 15.3	Consent of Netherland, Sewell & Associates†
Exhibit 15.4	Report of Netherland, Sewell & Associates†
Exhibit 15.5	Consent Decree*******†
Exhibit 15.6	Gulf states Settlement Agreement*******†
Exhibit 15.7	Consent of Ernst & Young LLP†
Exhibit 15.8	Consent of Deloitte LLP†
Exhibit 15.9	Consent of Ernst & Young LLC regarding the opinion in Exhibit 99.1
Exhibit 99.1	Consolidated Financial Statements of Rosneft Oil Company as at and for the years ended 31 December 2019 and 2018
Exhibit 99.2	Consolidated Financial Statements of Rosneft Oil Company as at and for the years ended 31 December 2018 and 2017
Exhibit 101	Interactive data files†

*	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended 31 December 2009.
**	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended 31 December 2010.
***	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended 31 December 2011.
*****	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended 31 December 2013.
******	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended 31 December 2014.
*******	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended 31 December 2015.
#	Furnished only.
†	Previously filed as an exhibit to the Original Filing

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

/s/ Ben J. S. Mathews
Company secretary
Dated 27 March 2020

3