Form 20-F
period 2024-12-31
BP PLC
filed 2025-03-06
CIK 313807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2024
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

Kate Thomson
BP p.l.c.
1 St James’s Square, London SW1Y 4PD
United Kingdom
Tel +44 (0) 20 7496 4000
Fax +44 (0) 20 7496 4630
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares	BP	New York Stock Exchange
Ordinary Shares of 25c each		New York Stock Exchange	*
3.796% Guaranteed Notes due 2025	BP/25A	New York Stock Exchange
3.119% Guaranteed Notes due 2026	BP/26A	New York Stock Exchange
3.410% Guaranteed Notes due 2026	BP/26C	New York Stock Exchange
3.017% Guaranteed Notes due 2027	BP/27D	New York Stock Exchange
3.279% Guaranteed Notes due 2027	BP/27B	New York Stock Exchange
3.543% Guaranteed Notes due 2027	BP/27E	New York Stock Exchange
3.588% Guaranteed Notes due 2027	BP/27A BP/27C	New York Stock Exchange
5.017% Guaranteed Notes due 2027	BP/27	New York Stock Exchange
3.723% Guaranteed Notes due 2028	BP/28	New York Stock Exchange
3.937% Guaranteed Notes due 2028	BP/28A	New York Stock Exchange
4.234% Guaranteed Notes due 2028	BP/28B	New York Stock Exchange
4.868% Guaranteed Notes due 2029	BP/29C	New York Stock Exchange
4.970% Guaranteed Notes due 2029	BP/29A	New York Stock Exchange
4.699% Guaranteed Notes due 2029	BP/29	New York Stock Exchange
1.749% Guaranteed Notes due 2030	BP/30A	New York Stock Exchange
3.633% Guaranteed Notes due 2030	BP/30	New York Stock Exchange
2.721% Guaranteed Notes due 2032	BP/32A	New York Stock Exchange
4.812% Guaranteed Notes due 2033	BP/33	New York Stock Exchange
4.893% Guaranteed Notes due 2033	BP/33A	New York Stock Exchange
4.989% Guaranteed Notes due 2034	BP/34	New York Stock Exchange
5.227% Guaranteed Notes due 2034	BP/34A	New York Stock Exchange
3.060% Guaranteed Notes due 2041	BP/41	New York Stock Exchange
2.772% Guaranteed Notes due 2050	BP/50B	New York Stock Exchange
3.000% Guaranteed Notes due 2050	BP/50A	New York Stock Exchange
3.067% Guaranteed Notes due 2050	BP/50	New York Stock Exchange
2.939% Guaranteed Notes due 2051	BP/51	New York Stock Exchange
3.001% Guaranteed Notes due 2052	BP/52	New York Stock Exchange
3.379% Guaranteed Notes due 2061	BP/61	New York Stock Exchange
4.375% Perpetual Subordinated Non-Call 5.25 Fixed Rate Reset Notes	BP/P1	New York Stock Exchange
4.875% Perpetual Subordinated Non-Call 10 Fixed Rate Reset Notes	BP/P2	New York Stock Exchange
6.125% Perpetual Subordinated Fixed Rate Reset Notes	BP/P4	New York Stock Exchange
6.450% Perpetual Subordinated Fixed Rate Reset Notes	BP/P3	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 25c each	16,662,465,251
Cumulative First Preference Shares of £1 each	7,232,838
Cumulative Second Preference Shares of £1 each	5,473,414

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
and Form 20-F 2024
Growing shareholder value
We are fundamentally resetting bp’s strategy.
We are reallocating capital to drive growth from
our highest returning businesses. And we are
focused on driving improved performance.
This is all in service of growing long-term
shareholder value.
We believe bp has a compelling investor proposition, sustainably delivering long-term shareholder value through the energy
transition, see page 19.
Our reset strategy
We plan to grow the upstream, focus the downstream and
invest with discipline in transition, see page 8.

Navigating this report	More information
Online quick read A concise summary of the bp Annual Report and Form 20-F 2024, highlighting strategy, performance and sustainability information.
Read more on another page of this report

Read more online

Task Force on Climate-related Financial
Disclosures (TCFD)
Information that supports TCFD Recommendations
and Recommended Disclosures in relation to Metrics
and Targets is indicated with TCFD.
Glossary
Words and terms marked with «
are defined in the glossary on page 351
bp.com/annualreport
Online reporting centre All our bp corporate reports, including the bp Sustainability Report and the bp Energy Outlook.

bp.com/reportingcentre

« See glossary on page 351	bp Annual Report and Form 20-F 2024	1

Strategic report
2024 at a glance
As at 31 December 2024
Scale

100,500[a]	61
employees	countries of operation
(2023 87,800)	(2023 61)

2.4	>39,000
million barrels of oil equivalent – upstream« production	electric vehicle charge points«
(2023 >29,000)
(2023 2.3mmboe/d)

21,200
retail sites«
(2023 21,100)
Performance

$0.4bn	$8.9bn	●
profit for the year attributable to bp shareholders	underlying replacement cost (RC) profit«
(2023 $15.2bn)	(2023 $13.8bn)

95.2%	●	94.3%	●
bp-operated upstream plant reliability«		bp-operated refining availability«
(2023 95.0%)		(2023 96.1%)

2,950	8.2GW
strategic convenience sites«	developed renewables to FID« (net)
(2023 2,850)
(2023 6.2GW)

$6.17/boe	●
upstream unit production costs«
(2023 $5.78/boe)
Safety and sustainability

38	●	33.6MtCO2e	●
tier 1 and 2 process safety events«		GHG emissions – operational control
(2023 39)		(2023 32.1MtCO2e)

Key
●	Key performance indicator, page 14
aThis figure reflects new acquisitions and companies we have taken full ownership of including bp bioenergy and Lightsource bp.

2	bp Annual Report and Form 20-F 2024

About bp
We are an integrated energy

Block 61 Khazzan gas field in Oman
Gas & low carbon energy, page 28

Valaris DS-12 drillship at bp’s Raven gas field, offshore Egypt
Oil production & operations, page 31

company, one of only a few that
can deliver energy at global scale
through a decades-long energy
transition.
We are in action to grow
shareholder value, strengthen bp
and build our resilience to deliver
energy to the world, today and
tomorrow.
We have operations in Europe, North and South
America, Australasia, Asia and Africa.
Our purpose
Our purpose is to deliver energy to the world,
today and tomorrow.
Who we are
‘Who we are’ defines what we stand for at bp,
building on our best qualities and those things
that are most important to us. It comprises three
simple beliefs that can inspire each of us at bp
to be our best every day: live our purpose, play to
win, care for others.

bp.com/ourbeliefs

« See glossary on page 351	bp Annual Report and Form 20-F 2024	3

Strategic report

Financial reporting segment performance
At 31 December 2024, the group’s reportable segments were gas & low carbon energy, oil production & operations and customers & products. Each is managed separately, with decisions taken for the segment as a whole, and represents a single operating segment that does not result from aggregating two or more segments (see Financial statements – Note 5).
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

$3.6bn	$6.8bn
replacement cost (RC) profit before interest and tax[b]	underlying RC profit before interest and tax«
(2023 $14.1bn)	(2023 $8.7bn)

Segment performance, page 28
Oil production & operationsa
Comprises regions with upstream activities that predominantly produce crude oil, including bpx energy.

$10.8bn	$11.9bn
RC profit before interest and tax[b]	underlying RC profit before interest and tax
(2023 $11.2bn)	(2023 $12.8bn)

Segment performance, page 31
Customers & products
Comprises customer-focused businesses, which include convenience and retail fuels, EV charging, as well as Castrol, aviation and B2B and midstream. It also includes our products businesses, refining & oil trading, as well as our bioenergyc businesses.

$(1.6)bn	$2.5bn
RC loss before interest and tax[b]	underlying RC profit before interest and tax
(2023 profit $4.2bn)	(2023 $6.4bn)

Segment performance, page 33
Other businesses & corporate
Comprises technology; bp ventures; our corporate activities and functions;
and any residual costs of the Gulf of America oil spill.

$(1.0)bn	$(0.6)bn
RC loss before interest and tax[b]	underlying RC loss before interest and tax
(2023 loss $(0.9)bn)	(2023 loss $(0.9)bn)

Segment performance, page 36
aThe Azerbaijan-Georgia-Türkiye and Middle East regions have been further subdivided by asset.
bIFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker. For bp, this measure of profit or loss is replacement cost profit before interest and tax, which reflects the replacement cost of inventories sold in the period and is arrived at by excluding inventory holding gains and losses« from profit before interest and tax. Replacement cost profit for the group is not a recognized measure under IFRS. For further information see Financial statements – Note 5.
cIn February 2025 bp announced its intention to move its biogas business to the gas & low carbon energy segment.

The Gigahub EV charging hub at the NEC in Birmingham, UK
Customers & products, page 33

bp’s Xazar Centre office in Baku, Azerbaijan
Other businesses & corporate, page 36

4	bp Annual Report and Form 20-F 2024

Chair’s letter
Dear fellow shareholders,
Chief executive transition
The world bp operates in continues to change at
pace. The past year has seen numerous
elections, complex geopolitics and ongoing
conflict, as well as significant climate events. At
the same time, there has been progress in AI and
technology and some signs of growth and
prosperity in emerging economies. As a result,
energy demand continues to rise with the supply
of oil and gas, and renewable energy, reaching an
all-time high.
For bp, there was leadership change, with a new
CEO and CFO, and 2024 was a year of reshaping
the portfolio and laying the foundation for growth
and sustainable shareholder returns. Under
Murray Auchincloss’s leadership, bp has made
significant moves, continuing to play its part in
supplying the energy the world needs today and
helping build out the energy system of tomorrow.
We strengthened our oil and gas portfolio,
expanded in biogas and bioenergy, and focused
our hydrogen and wind projects – all leading to
the fundamental strategy reset announced at our
Capital Markets Update in February 2025.
Performance
Safety continues to be at the forefront of
everything bp does, and the board and I would
again like to recognize bp’s teams for their work
to reduce the most serious process safety
incidents. This requires constant vigilance,
robust processes and a willingness to speak up
and act.
However, whether it is on the front line or on the
board, bp can never take safety for granted. We
were tragically reminded of this in October 2024 by
the fatality in our bp bioenergy business in Brazil.
Many of bp’s businesses performed well,
including higher upstream« production and
strong plant reliability«, but it was a difficult year
in parts of our customers & products business,
particularly in refining. bp cannot control a tough
price environment but it can address underlying
performance – and the board believes that the
comprehensive update of our strategy that we
announced in February, combined with strong
performance management processes, will help
bp to do this.
Strategy reset
A lot has changed since we launched our
strategy in 2020 – and bp has learned a lot. The
pandemic has altered consumer behaviour,
geopolitical tensions have increased the focus on
security of supply, and although energy demand
has risen to a high point, overall, growth has been
weaker. Globally, inflation and rising interest
rates have had an impact on the economics of
major projects, particularly low carbon
investments.
Because of all these factors, combined with our
engagement with our shareholders and other
important stakeholders, we reworked our
strategy. Murray sets out how on the next page.
This is a new direction for bp. The board has
worked closely with Murray and his leadership
team throughout this reset, which has our full
support. The reset builds on bp’s distinctive
strengths, learns from its challenges and
represents deliberate choices and a conviction
about the way forward. The next steps are clear.
Now is about rigorous performance, and the
board has an important role to play in overseeing
the delivery of the strategy we have set out.
Culture and values
The board believes that the changes bp is
making are positive and necessary for the future
of the company, but we know change itself can
be unsettling. This makes it more crucial than
ever that bp maintains a strong culture and
strong values. bp is rigorous about operational
and safety processes, and must continue to be
rigorous about care for others, our speak-up
culture and psychological safety. As a board, we
provide oversight and constructive challenge,
and in doing so we routinely monitor bp’s culture.
I say more about this in the governance section
on page 70.
Closing thanks
Thank you, particularly to bp’s owners and bp’s
teams, in a year where bp has faced numerous
challenges and worked hard to improve its
performance and focus the organization. We are
grateful to everyone who has given us their time,
expertise, support – and challenged us too. This
is your company and we believe it is now set to
grow – and win – in a changing energy market.
Helge Lund
Chair
6 March 2025

« See glossary on page 351	bp Annual Report and Form 20-F 2024	5

Strategic report

Chief executive officer’s letter
Dear fellow shareholders,
We’ve been in action throughout the past year
materially reshaping bp’s portfolio and laying the
foundations for February’s Capital Markets
Update. This fundamental reset of our strategy
demonstrates a clear focus on actions to drive
performance improvement and grow cash flow
and returns for bp’s shareholders.
Safety first
In 2024, we made progress on safety, reducing
the number of combined tier 1 and 2 process
safety events« for a second year in a row, with
the most serious tier 1 events down significantly
– but we have more to do. Our goal is to
eliminate fatalities, life-changing injuries and the
most serious process safety incidents. Tragically,
one person died while working in our newly
acquired bp bioenergy business in Brazil in
October 2024. We must continue to embed and
reinforce our Operating Management System«,
Lifesaving Rules and Safety Leadership
Principles across bp (see page 56). Nothing
matters more than safety.
Financial and operating performance
We delivered strong performance in some areas
in 2024 but had some challenges in others. For
example, our upstream« production was 2%
higher than in 2023, and plant reliability« was
strong at over 95%, but there were difficulties in
refining. Margins were lower and the power
outage at Whiting in the first quarter contributed
to a dip to 94.3% in our refining availability«.
This contributed to earnings of $38 billiona
(adjusted EBITDA«) in 2024 and operating cash
flow« of $27.3 billion and resulted in:
•Profit for the year attributable to
shareholders of $0.4 billion.
•Underlying replacement cost profit«
of $8.9 billion.
•Return on average capital employed«
of 14.2%b.
•And net debt« of $23 billionc.
This allowed us to raise the dividend per ordinary
share by 10% and announce $7 billion of share
buybacks for the year.
Reshaping the portfolio
We’ve done more to reshape bp’s portfolio in the
aAdjusted EBITDA for the group is a non-IFRS measure and its nearest IFRS-equivalent measure is profit for the year 2024.
bROACE is a non-IFRS measure and its nearest IFRS measures of numerator and denominator are profit for 2024 attributable to bp shareholders of $0.4 billion and total equity at the end of 2024 of $78.3 billion respectively.
cNet debt is a non-IFRS measure and its nearest IFRS-equivalent measure is finance debt at the end of 2024.
dTarget first introduced in bp’s first quarter 2024 group results announcement referred to as cash costs savings. Cash costs has the same meaning as underlying operating expenditure«.
eExcludes deferred consideration for 2024 acquisition of bp bioenergy in 2025.
last 12 months than in any year in the past 20
years. We started up a major project« and
sanctioned 10. We agreed new access in regions
we know well, including in Iraq and India – at
material scale. We formed a new joint venture,
Arcius Energy, to develop gas in the Middle East
with ADNOC’s investment arm XRG. And we
announced plans for JERA Nex bp, joining forces
with one of the world’s major power companies
to create a leader in offshore wind development
– and helping to grow the scale of the business
in a capital-light way for bp. We also now own
100% of bp bioenergy, one of the top-three
sugarcane bioethanol producers in Brazil,
and Lightsource bp, one of the world’s leading
solar developers. And we're investing with
discipline in hydrogen and carbon capture,
sanctioning four projects in 2024.
At the same time, we introduced our target to
deliver at least $2 billion of savingsd by the end of
2026, relative to 2023. We made strong progress
on this, achieving structural cost reduction« of
$0.8 billion since the start of 2024.
Growing shareholder value
Having laid the foundations, we have
fundamentally reset our strategy. This is a new
direction. We’ve drawn on everything we’ve
learned since 2020, while reflecting substantial
changes to the external environment and using
our deep-seated industrial skills and experience.
The key elements are:
•First, a growing upstream. We’re increasing
planned investment by 20% to around $10
billion a year in oil and gas to help build more
higher-returning major projects and increase
exploration.
•Second, a focused downstream. We’re
focusing our portfolio around core integrated
positions and taking action to improve
performance. We expect to invest around
$3 billion by 2027.
•Third, investing with discipline in the
transition. We plan to pursue fewer and
higher-returning opportunities, and access
growth more efficiently. We now expect to
invest between $1.5-2.0 billion per year into
transition businesses« through 2027e – more
than $5 billion lower per year than our
previous guidance.
All while continuing to drive value through our
distinctive strengths in trading, technology and
partnerships. And we are now guided by a more
focused set of sustainability aims, the ones most
relevant to our net zero ambition and the long-
term success of bp (see page 38).
Thank you
There are very few companies of scale that can
adapt at pace with society to meet demand from
countries, companies and customers for more
energy and lower carbon products. bp is one
of them. I’m excited about our new direction and
the significant opportunity we have to grow value
for our shareholders.
I want to thank our brilliant team for their hard
work, commitment and resilience through a
period of extensive change. I also want to thank
you, the owners of our business, for continuing to
put your trust in our company.
Murray Auchincloss
Chief executive officer
6 March 2025

Nearest IFRS-equivalent measures
$1.2bn
profit for 2024[a]

0.5%
profit for 2024 attributable to bp shareholders divided by total equity at 31 December 2024[b]

$59.5bn
finance debt at the end of 2024[c]

6	bp Annual Report and Form 20-F 2024

Energy markets
The operating environment
bp operates across volatile energy markets. Here
we discuss broader economic trends we have
observed that influence our sector as a whole.
The world economy grew by around 3%a in 2024.
Growth rates varied widely across economies,
with US GDP estimated to have grown by 2.8%a,
much stronger than had been expected at the
start of the yearb. By contrast, the eurozone
economy expanded by only 0.8%a. China’s growth
is estimated to have been close to the
government’s ‘around 5%’ targeta.
Inflation continued to moderate around the world
in 2024, moving towards central banks’ target
rates in most major economies. Cooling inflation
allowed several central banks, including the US
Federal Reserve, the European Central Bank and
the Bank of England, to cut interest rates.
Financial market prices suggest further interest
rate reductions are expected during 2025.
Oil
Oil prices were elevated across much of 2024,
supported by oil demand growth and OPEC
production cuts. Dated Brent averaged $81/bblc in
2024, broadly unchanged from $83/bblc in 2023.
A slowdown in Chinese oil demand growth to a
quarter of its pre-COVID trend lowered global
annual oil demand growth to 0.94mmb/d, causing
total oil demand in 2024 to be 102.9mmb/dd.
The slowdown in demand growth and
outperformance of non-OPEC+ supply led to
production cuts from OPEC+ in 2024. OPEC+
output averaged 49.8mmb/d in 2024 – around
900kb/dd lower than 2023. Saudi Arabia cut its
output to just 9.0mmb/d in 2024, over 1mmb/d
lower than its levels in the first half of 2023d.
These reductions were more than offset by
strong growth in non-OPEC+ supplies which
increased by 1.5mmb/d in 2024d, with the US
accounting for almost half of that increased.
Natural gas
A relatively warm European winter in 2023-24 and
muted European gas demand caused European
and Asian natural gas prices to fall in early 2024.
Prices troughed in February but had increased by
70%e by the end of December following strong
Asian LNG demand growth and weak LNG
supply growth.
Industry, power generation and transportation
were the main sectoral drivers of that Asian LNG
demand growth. European gas demand
continued to decline due to lower power demand.
Outages and project delays meant global LNG
supply grew at a slow pace of 2.5% in 2024f.
In the US, Henry Hub (HH) gas prices averaged
$2.2/mmBtug, the lowest price level, in real terms,
in the last 25 years. A warm US winter (2023-24)
resulted in natural gas stocks 40%h above the five-
year average by the end of March. Consequently,
HH declined to levels needed to incentivize power
sector coal-to-gas switching and lower natural
gas production. Increases in power demand for
air conditioning and data centres aided this
rebalancing. The number of US gas rigs in key
shale basins declined by 47% from its peak in
2022i.
Refining marker margin
We use a global refining marker margin (RMM)«
to track the refining margin environment. Global
RMM in 2024 continued the downward trajectory
from 2023. An increase in refining capacity and a
slowdown in demand growth for refined products
meant RMM values averaged significantly lower in
2024 at $17.7/bbl ($8.1/bbl lower than in 2023) j.
Power and renewables
Electricity demand growth continues to outpace
total energy demand growth, driven by increasing
electrification in developed economies and by
growing prosperity and industrialization in
emerging economies. Growing demand from data
centres looks set to increase electricity demand
materially in the coming years.
Total solar and wind capacity additions in 2024
are estimated to have exceeded 600GW, breaking
the record set in 2023k. This surge was
associated with significant overcapacity in solar
manufacturing in China.
Bioenergy growth also maintained momentum,
with resilient demand for liquid biofuels in road
transport, increasing biomethane production, and
increasing announced capacity of sustainable
aviation fuel projects.
Hydrogen and carbon capture
and storage
Persistent high costs, the slow pace of enabling
policy and insufficient demand continue to
challenge the decarbonization of costlier-to-abate
processes with low carbon hydrogen. The project
pipeline for production of low carbon hydrogen
operational by 2030 remains significant, but only
around 4Mtpal is either currently operational or
under construction. Green hydrogen« costs are
expected to be higher than those for blue
hydrogen« in many countries through this
decade and beyond.
Carbon capture and storage (CCS) is increasingly
being recognized as critical to the energy
transition, and the global pipeline of CCS projects
continued to grow in 2024. Operational and
under-construction projects are expected to
double to 100Mtpam over the next few years.
While this represents progress, the current project
pipeline, taking into account relatively low
historical success rates, appears insufficient to
meet the CCS deployment rates in Paris-
consistent transition scenariosn.

Market activity	2024	2023
a  IMF World Economic Outlook, October 2024, measured on a Purchasing Power Parity basis.
b  IMF World Economic Outlook Update, January 2024.
c  Refinitiv Data Service (Dated Brent spot price).
d  IEA Oil Market Report, January 2025.
e  Platts Dutch TTF Day Ahead price.
f  IEA Gas Market Report, Q1 2025.
g  Platts Henry Hub cash price.
h  Weekly Natural Gas Storage Report, EIA.
i  EIA Short Term Energy Outlook, Appalachia and Haynesville regions.
j  The RMM may not be representative of the margin achieved by bp in any period because of bp’s particular refinery configurations and crude and product slates. In addition, the RMM does not include estimates of energy or other variable costs.
k  bp Energy Outlook 2024; IRENA Stats; Wood Mackenzie Global Solar Forecasts. PV capacity additions are converted from DC to AC basis by dividing by ~1.2.
l  WoodMac Lens; Hydrogen Project Pipeline data, October 2024.
m WoodMac Lens; CCUS Project Pipeline data, October 2024.
n  Projects include capture projects either on a standalone basis or as part of a hub (sharing transport and storage facilities).
o  Refinitiv Data Service (West Texas Intermediate).
p  Platts JKM spot price.
q  This number is restated from the bp Annual Report and Form 20-F 2023 to reflect revisions made in the IEA Oil Market Report, January 2025.
r  This number is restated from the bp Annual Report and Form 20-F 2023 to reflect revisions made in the IEA Gas Market Report, Q1 2025.

Global oil consumption[d]	102.9mmb/d	102.0mmb/dq
Global oil production[d]	102.9mmb/d	102.3mmb/dq
Natural gas consumption[f]	4,212bcm	4,097bcm[r]
Natural gas production[f]	4,190bcm	4,134bcm[r]
Dated Brent average[c]	$80.76/bbl	$82.64/bbl
West Texas Intermediate (WTI)« average[o]	$75.87/bbl	$77.67/bbl
Henry Hub average[g]	$2.19/mmBtu	$2.53/mmBtu
Dutch Title Transfer Facility (TTF)« average[e]	34.4 euros per MWh ($10.9/ mmBtu)	40.5 euros per MWh ($12.8/ mmBtu)
Japan-Korea (Asian) LNG average[p]	$11.9/mmBtu	$13.8/mmBtu
Refining marker margin[j]	$17.7/bbl	$25.8/bbl

« See glossary on page 351	bp Annual Report and Form 20-F 2024	7

Strategic report

Energy outlook
The bp Energy Outlook 2024 (2024 Outlook)
explores the trends and uncertainties
surrounding the energy transition out to 2050.
The bp Energy Outlook helps inform bp’s core
beliefs about the energy transition. The scenarios
within it explore the possible implications of
different judgements and assumptions
concerning the nature of the energy transition.
The uncertainty associated with the transition is
substantial, and these scenarios are not
predictions of what is likely to happen or what bp
would like to see happen. We use the output
from these scenarios to inform our strategic
thinking.
We published the 2024 Outlook in July 2024,
designed around two scenarios informed by
recent trends and developments in the global
energy system. The 2024 Outlook provides key
insights about how the energy system may
evolve over the next 25 years.
The two scenarios – Current Trajectory and Net
Zero (see ‘Two scenarios to explore the energy
transition’, below) – explore the speed and shape
of the energy transition out to 2050 and help to
shape a resilient strategy for bp.

Read the bp Energy Outlook 2024 bp.com/energyoutlook

Two scenarios to explore the energy transition
Carbon emissions Gt of CO2ea
Current Trajectory	Net Zero

is designed to capture the broad pathway
along which the global energy system is
currently travelling. It places weight on
climate policies already in force and on
global aims and pledges for future
decarbonization. At the same time, it also
recognizes the myriad challenges associated
with meeting these aims. CO2 equivalent
(CO2e) emissions in Current Trajectory peak
in the mid-2020s and by 2050 are around
25% below 2022 levels.

explores how different elements of the energy
system might change to achieve a substantial
reduction in carbon emissions. In that sense,
Net Zero can be viewed as a ‘what if’ scenario:
what elements of the energy system might
change, and how, if the world collectively
acts for CO2e emissions to fall by around 95%
by 2050.

History

a Carbon emissions include CO2 emissions from energy use, industrial processes, natural gas flaring and methane emissions from energy production.

A new theme discussed throughout the 2024
Outlook centres on the challenge of moving from
the current ‘energy addition’ phase of the energy
transition to an ‘energy substitution’ phase. In
this second phase, low carbon energy increases
sufficiently quickly to more than match increases
in global energy demand, allowing the
consumption of fossil fuels, and their associated
emissions, to decline.
Scenarios for strategic
decision making
We use scenarios to inform strategy, manage
risk, and improve decision making.
Some of the scenarios are based on climate and
other policies currently in force, and on current
global aims and pledges around the energy
transition. Other scenarios are based on
achieving a certain pace or degree of transition,
and consider how the energy system might
change to achieve that.
In thinking about appropriate scenarios to inform
our strategy, we used both approaches.
How scenarios inform our strategy
The use of scenarios described in the 2024
Outlook, and those from other organizations, aids
our understanding of the energy transition and
helps us to think about how different outcomes
might impact our strategy.
The use of a broad range of scenarios to inform
our strategy supports our efforts to make it
robust and resilient to the range of uncertainty
we face.
By considering various time horizons we can
identify key milestones or signposts which might
emerge over the next five, 10 or 25 years and
inform our view of the key sources of uncertainty
affecting the global energy system.
We actively monitor for changes in the
external environment and refresh or review
the scenarios as needed in response to
these signals.
For the purposes of testing the resilience
of our strategy to the range of uncertainty in
the energy transition, we have used scenarios
drawn from other credible sources such as the
UN Principles for Responsible Investment (UN
PRI) and the International Energy Agency (IEA).
Read more on our resilience analysis and the
outcome of that work on page 50.
How we create scenarios
We quantify a range of scenarios in the 2024
Outlook using our global energy modelling
system. This comprises a suite of models to help
us understand the supply and demand dynamics
of the global energy system.
The modelling framework uses historical data
based on the Energy Institute’s Statistical Review
of World Energy, the IEA’s World Energy Balances
data and a range of other data sets.
Each scenario is determined by a set of key
assumptions, including population and economic
growth, pace of technological change, resource
constraints and government policies. These are
informed by expert analysis from external
organizations including the United Nations,
Oxford Economics and Rystad Energy. We
benchmark our scenarios against external
organizations including the IEA, the IPCC, and
S&P Global.
The modelling techniques used vary by sector
and include a combination of econometric
modelling, adoption curves and consumer
choice modelling.

8	bp Annual Report and Form 20-F 2024

Our strategy
Resetting strategy

Growing upstream	Focusing downstream

Disciplined investment in transition

Growing the upstream: our oil and gas business
We plan to increase investment to grow production while also growing cash flow, in addition to disciplined expansion of biogas. Maintaining strong and safe operations throughout.
Focusing the downstream: our customers and
products business
We are reshaping the portfolio to focus on markets and businesses where we have advantaged and integrated positions. We have clear actions to drive improved performance, including addressing costs in our customers business, and improving operations in refining.
Investing with discipline in transition
We plan to invest with discipline: with selective investment in biogas, biofuels and EV charging, where we see strong demand growth; adopting innovative capital-light partnerships in renewables; and focusing investment on hydrogen and carbon capture projects to support us in decarbonizing our operations, and position us for growth through the next decade. We now expect capital investment into transition businesses« to be between
$1.5-2.0 billion per year through 2027a – more than $5 billion lower per year than our previous guidance.
All while continuing to drive value through our distinctive strengths in trading, technology and partnerships.
Our primary targets
We have set out four primary targets that we will use to measure our progress and how we are improving performance. These targets, alongside the guidance and financial frame (see page 18), support our reset.
Taken together, we believe our primary targets will underpin growth in the value of bp.

Adjusted free cash flow« growth	Net debt«
>20%[b]	$14-18bnc

adjusted free cash flow compound annual growth rate (CAGR)« from 2024-27	by end 2027

Structural cost reduction«	Return on average capital employed (ROACE)«
$4-5bn	>16%[b]

by end 2027	in 2027
aExcludes deferred consideration for 2024 acquisition of bp bioenergy in 2025.
bAt $70/bbl Brent, $4/mmBtu Henry Hub, and $17/bbl refining marker margin, all 2024 real.
cPotential proceeds from any transactions related to Castrol strategic review and announcement to bring a strategic partner into Lightsource bp will be allocated to reduce net debt.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	9

Strategic report

2024 performance
On 26 February 2025 we announced a new strategy and retired our previous strategic pillars, together with the associated strategic targets and aims.
To help stakeholders understand progress against our previous strategy in 2024, we have included the following metrics reported under the previous strategy for the year ended 31 December herea. From
2025, we will report annually on our progress delivering the primary metrics shown on page 8.

Metrics TCFD	2024	2023
Upstream« production	2.4mmboe/d	2.3mmboe/d
bp-operated upstream plant reliability«	95.2%	95.0%
Upstream unit production costs«	$6.17/boe	$5.78/boe
bp-operated refining availability«	94.3%	96.1%
Biofuels production«	35kb/d	32kb/d
Biogas supply volumes«[b]	23mboe/d	22mboe/d
LNG portfolio«	23Mtpa	23Mtpa
Strategic convenience sites«	2,950	2,850
Electric vehicle charge points«	>39,000	>29,000
Hydrogen production (net)	–	–
Developed renewables to final investment decision« (net)	8.2GW	6.2GW
Installed renewables capacity« (net)	4.0GW	2.7GW

Key
TCFD	TCFD Recommendations and Recommended Disclosures
aIn 2024 we revised our strategic targets and aims, retiring customer touchpoints per day.
bConversion to mboe based on gasoline gallon equivalent (1mmbtu = 8.04 gallons).

10	bp Annual Report and Form 20-F 2024

Consistency with the Paris goals
Pursuing a strategy that is consistent with the Paris goals
What we mean by Paris-consistent
The 2019 CA100+ resolution« requires us to
disclose the strategy that the board considers in
good faith to be consistent with the Paris goals.
When we refer to ‘consistency with Paris’ we
consider this to mean consistency with the world
meeting the temperature goal set out in Articles
2.1(a) and 4.1 of the Paris Agreement on
Climate Change«.
The Paris goals, which we support, were restated
in the Baku Climate Pact at COP29 in Baku in
November 2024.
We believe the world is on an unsustainable path,
and the carbon budget to meet the Paris goals is
running out.
bp’s strategy is informed by these
considerations. It is designed to create long-term
value for shareholders, while enabling delivery of
our net zero ambition. It is tested for resilience to
the uncertainty of the energy transition across
many different potential pathways, including
various Paris-consistent pathways.
In the bp Annual Report and Form 20-F 2021 we
set out, based on three key principles, why the
board considers our strategy to be consistent
with the Paris goals. Here we set out, on the
same three grounds, why the board continues to
consider this to be the case.
Informed by Paris-consistent energy
transition scenarios
The speed and nature of the energy transition are
uncertain, and so we consider a range of
scenarios from multiple sources including the bp
Energy Outlook 2024 to inform our beliefs about
the energy transition and to develop and test our
strategic thinking. This helps to reinforce our
confidence in the robustness and resilience of
our strategy to the range of uncertainty we face.
aOur 2024 analysis used data from the WBCSD Climate Scenario Catalogue version 3.0, published on 16-05-2024 and downloaded on 13-11-2024.
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
The bp Energy Outlook 2024 examined recent
developments and emerging trends in the global
energy system, exploring the key uncertainties
surrounding the energy transition. It included two
main scenarios – one of which, Net Zero, we
regard as Paris-consistent.

Energy outlook page 7 and bp.com/energyoutlook
Strategic resilience
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
In our climate-related financial disclosures on
page 50, we describe how we have conducted an
analysis to test our view of the resilience of our
strategy, based on the Capital Markets Update
presented on 26 February 2025, to different
climate-related scenarios. This includes some
scenarios that are classified by the World
Business Council for Sustainable Development
(WBCSD) to be consistent with well-below 2°C
and 1.5°C outcomesa.
As further explained on page 51, while the results
of any such analysis must be treated with
caution overall, this resilience test again
reinforced our confidence in the continued
resilience of our strategy to a wide range of ways
in which the energy system could evolve
throughout this decade, including in scenarios
consistent with limiting temperature rise
to 1.5°C.
The analysis also again highlighted that, while
within the WBCSD scenarios lowest oil prices are
associated with 1.5°C scenarios, there is
considerable uncertainty – demonstrated by the
range within, and overlap between, the prices
indicated for each scenario family.
In the version of the WBCSD catalogue used for
the analysis, the lowest oil price is associated
with a 1.5°C scenario; however a number of the
1.5°C and well-below 2°C scenarios have oil
prices in 2030 that are substantially higher than
these – and when compared to bp’s own central
case oil price planning assumption for 2030, the
oil price in a number of the well-below 2°C and
1.5°C scenarios is also higher.
Taking this into account, the analysis supported
our belief that our strategy is financially resilient
against the lowest prices associated with a
Paris-consistent world in the WBCSD catalogue.
This in turn supports our view that our strategy is
resilient to such a Paris-consistent world.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	11

Strategic report

Contributes to net zero
We believe that our strategy enables bp to make
a positive contribution to the world achieving net
zero greenhouse gas (GHG) emissions and
meeting the Paris goals – outcomes which we
believe to be in the best interests of bp as well as
beneficial to society generally.
We see huge opportunity in the energy transition
– the transformation of the energy system that
we believe to be a necessary feature of the
world’s efforts to meet the Paris goals. There are
many ways a company at the heart of the energy
sector can make a meaningful contribution to the
world getting to net zero. In addition to investing
in our transition businesses«, these include:
supporting collective action through participation
in external initiatives and seeking to use the
company’s influence with trade associations that
conduct climate-related advocacy; low carbon
collaboration and support for others in their own
decarbonization efforts (such as cities and
corporates).
For example, we continue to advocate for
policies that support net zero. Helping
policymakers to design and put in place low
carbon policies that support the transition to net
zero can help deliver our strategy and capitalize
on the opportunities associated with achieving
the Paris goals, but the benefit of such actions, if
successful, extends well beyond any implications
for bp’s own GHG metrics. That is because well-
designed low carbon policies can also advance
the decarbonization of a whole economy –
something potentially of far greater impact than
anything a single company can achieve through
its own portfolio. We publish examples of our
activity online at bp.com/advocacyactivities.
Some ways of contributing to helping the world
get to net zero are more readily measured by
quantitative metrics than others – but all can be
important, whether or not they translate into GHG
reductions for bp. For example, Lightsource bp
operates with a develop, engineer, construct and
farm-down business model that creates value
through selling majority interests in assets it has
developed to strategic partners.
Where Lightsource bp helps bp meet its own
demand for cost competitive, low carbon power,
including for power trading, EV charging, biofuels
and green hydrogen« this would show up in GHG
metrics. However, where we do not directly sell
that power, our development of the renewables is
effectively ‘invisible’ in terms of our GHG metrics.
In December 2024, in Teesside, UK, bp and
partners reached financial close on the Net Zero
Teesside Power (NZT Power) and Northern
Endurance Partnership (NEP) projects. The NEP
aims to develop the infrastructure to transport
and store up to an initial 4MtCO2 annually from
three Teesside-based carbon capture projects
within the East Coast Cluster, with the ability to
expand in the future.

Responding to increased shareholder interest in Paris consistency
In 2019 the board recommended that shareholders support a special resolution requisitioned by
Climate Action 100+ (CA100+) on climate change disclosures. The CA100+ resolution passed with more than 99% of votes cast. This is the sixth year we have included responses throughout the annual report and we have adopted a similar approach to previous years.
The CA100+ resolution, which includes safeguards such as protections for commercially confidential and competitively sensitive information, is on page 352. Key terms related to this resolution response are indicated with « and defined in the glossary on page 352. These should be reviewed with the following information:

Element of the CA100+ resolution	Related content	Where
Strategy that the board considers in good faith to be consistent with the Paris goals.	Our strategy and business model	8 & 12
	Pursuing a strategy that is consistent with the Paris goals	10
How bp evaluates each new material capex investment« for consistency with the Paris goals and other outcomes relevant to bp strategy.	Our investment process	20
Disclosure of bp’s principal metrics and relevant targets or goals over the short, medium and long term, consistent with the Paris goals.	Key performance indicators	14
	Sustainability: net zero aims and targets	38
	See ‘TCFD Metrics & Targets’ for an overview	55
Anticipated levels of investment in: (i) Oil and gas resources and reserves. (ii) Other energy sources and technologies.	Our strategy	8
	Financial frame: disciplined investment allocation	18
	Investment in non-oil and gas	21
	Transition investment	39
bp’s targets to promote operational GHG reductions.	Sustainability: net zero« aims	38
Estimated carbon intensity of bp’s energy products and progress over time.	Sustainability: net zero sales aim«	39
Any linkage between above targets and executive pay remuneration.	Directors’ remuneration report	88
	2024 annual bonus outcome	96
	2025 remuneration policy	102
Where the CO2 being taken offshore for
permanent storage is from local heavy industries
this will not show up in bp’s GHG metrics.
So while Lightsource bp, NZT Power and NEP
projects support the Paris goals by increasing
the low carbon options available to energy
consumers, not all of their activities will be
reflected in the metrics associated with bp’s net
zero aims.

12	bp Annual Report and Form 20-F 2024

Our business model
What makes us different
As an integrated energy company, we believe we have a world-class portfolio – a top-tier oil and gas business in attractive basins, and leading integrated positions and brands across the value chain. All underpinned by distinctive capabilities in trading, technology and partnerships.
Our purpose
Guiding what we do and how we operate.
Our purpose is to deliver energy to the world,
today and tomorrow.
Our reset strategy
Our new strategy plays to our distinctive strengths
and capabilities.
•Growing the upstream
•Focusing the downstream
•Investing with discipline in transition

Strategy, page 8
People and resourcesa
These are some of the people and resources in our business model that support how we create and preserve value for our stakeholders.

Incumbent capability
~11,600	~1,100
engineers	employees on graduate schemes

Sustainability at bp, page 38

Research and development
$301m	~2,200
invested in research and development	granted and pending patent applications held by bp and its subsidiaries page 171

Energy sector experience
>110 years	~15 years
in energy	of bp Energy Outlook publications

The operating environment, page 6

Financial resources
$16.2bn	$27.3bn
capital expenditure«	operating cash flow«

Group performance, page 24

Energy resources
6,248mmboe	8.2GW
proved hydrocarbon reserves for the group[b]	developed renewables to FID« (net)

Gas & low carbon energy, page 28 Supplementary information on oil and natural gas, page 223
aData as at 31 December 2024.
bOn a combined basis of subsidiaries and equity-accounted entities. See page 323 for more information on bp’s oil and gas reserves.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	13

Strategic report

Our business groups
This is how we are organized to deliver our strategy and deliver long-term shareholder value. Our three business groups are enabled by supply, trading &
shipping and supported by five functions: finance; technology; strategy, sustainability & ventures; people, culture & communications; and legal.

Gas & low carbon energy	Production & operations	Customers & products
Integrating our existing natural gas capabilities with power trading and growth in low carbon businesses and markets, including wind, solar, hydrogen and carbon capture and storage.	The operational heart of bp, producing the hydrocarbon energy and products the world wants and needs – safely and efficiently.	Focusing on customers as the driving force for innovating new business models and service platforms to deliver the convenience, mobility and energy products and services of today and the future.

page 28	page 31	page 33
Delivering value for stakeholdersa
We are committed to delivering long-term value for stakeholders.

Investors and shareholders
Includes our institutional and retail investors.

$5.0bn
total dividends distributed to bp shareholders (2023 $4.8bn)

Customers
Including end-use consumers, B2B customers, and distributors.

2,950
strategic convenience sites« (2023 2,850)

cThis figure reflects new acquisitions and companies we have taken full ownership of including bp bioenergy and Lightsource bp.

Employees
Our 100,500[c] people worldwide.

70%
employee engagement score from the Pulse annual employee survey (2023 73%)

page 58

Governments and regulators
In the countries where we have existing or planned activities.

$10.6bn
corporate income tax and production tax paid (2023 $11.9bn)

bp.com/tax

Society
The people, businesses and environment in the communities where we work.

$76m
supporting additional initiatives to benefit communities (2023 $117m)

Partners and suppliers
Includes relationships with academia, industry and cities.

$146.6bn
in payments to suppliers for goods and services (2023 $151.7bn)

bp.com/sustainability

14	bp Annual Report and Form 20-F 2024

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
Safety

●
Tier 1 and 2 process safety events«ab

2024	38
2023	39
2022	50
2021	62
2020	70

Tier 1 process safety events	Tier 2 process safety events

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
2024 performance
Our combined process safety events (PSEs) have
generally decreased over the last 12 years, apart
from in 2019. In 2024 we reported our lowest
number of tier 1 PSEs – three, down from nine in
2023. However, our tier 2 PSEs increased to 35
(2023 30). Our total reported PSEs for 2024
were 38 (2023 39), see page 56.
Sustainable operations

Refining availability (%)

2024	94.3
2023	96.1
2022	94.5
2021	94.8
2020	96.0

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
2024 performance
bp-operated refining availability decreased to
94.3% in 2024, mainly due to the impact of a
power outage at our Whiting refinery.

Remuneration	●
To help align the focus of our executive
management and executive directors with the
interests of our shareholders, certain measures
are used for executive remuneration.

Directors’ remuneration report, page 88

Key
●	Used for remuneration policy
TCFD	TCFD Recommendations and Recommended Disclosures

Reported recordable injury frequency«ab

2024	0.297
2023	0.274
2022	0.187
2021	0.164
2020	0.132

Reported recordable injury frequency (RIF)
measures the number of reported work-related
employee and contractor incidents that result in
a fatality or injury per 200,000 hours worked.
2024 performance
In 2024, our RIF increased by 8.5%. Our
aExclusions to safety metrics – tier 1 and 2 process safety events may exist and recordable injury frequency may exist where entities that have been recently acquired or where bp has recently taken full ownership have been granted a deviation from specific reporting requirements in bp’s Operating Management System (OMS)★ for an initial transitional period and data are not included in the reported metrics unless specifically noted. For the full year 2024 reporting period this includes Archaea Energy, TravelCenters of
America, bp bioenergy and Lightsource bp.
bThe metric includes reported PSEs occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and joint ventures where bp is the operator. In some cases, we may also provide information about some joint venture activities where bp is not the operator.
businesses have identified underlying themes for
these injuries and have developed plans intended
to help reduce them in future. For more on
safety, see page 56.

Upstream« plant reliability (%)

2024	95.2
2023	95.0
2022	96.0
2021	94.0
2020	94.0

bp-operated upstream plant reliability is
calculated taking 100% less the ratio of total
unplanned plant deferrals divided by installed
production capacity, excluding non-operated
assets and bpx energy. Unplanned plant deferrals
are associated with the topside plant and, where
applicable, the subsea equipment (excluding
wells and reservoirs). Unplanned plant deferrals
include breakdowns, which does not include Gulf
of America weather-related downtime.
2024 performance
Upstream plant reliability in 2024 was marginally
higher than in 2023.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	15

Strategic report

Major project delivery

2024	1
2023	4
2022	2
2021	7
2020	4

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
2024 performance
We started up one major oil and gas project
in 2024 – the Azeri Central East project in
Azerbaijan. Furthermore, on 31 December
first gas flowed to the FPSO at the Greater
Tortue Ahmeyim project in Mauritania
and Senegal.
Financial

Underlying replacement cost (RC) profit ($ billion)

2024	0.4 8.9
2023	15.2 13.8
2022	(2.5) 27.7
2021	7.6 12.8
2020	(20.3) (5.7)

Profit (loss) for the year attributable to bp shareholders	Underlying RC profit for the year (non-IFRS)

Underlying RC profit« (non-IFRS) is a useful
measure for investors because it is one of the
profitability measures bp management uses to
assess performance. It assists management in
understanding the underlying trends in operational
performance on a comparable year-on-year basis. It
reflects the replacement cost of inventories sold in
the period and is arrived at by adjusting for inventory
holding gains and losses«, net impact of adjusting
items« and related taxation from profit or loss
attributable to bp shareholders.
2024 performance
Profit for 2024 attributable to bp shareholders
includes pre-tax net impairment charges of
$5.1 billion. Reduction in the underlying RC profit
reflects lower refining margins, lower
realizations«, a lower gas marketing and trading
result and a lower oil trading contribution, partly
offset by lower taxation.

Operating cash flow ($ billion)

2024	27.3
2023	32.0
2022	40.9
2021	23.6
2020	12.2

Operating cash flow is net cash flow provided by
operating activities, as reported in the group cash
flow statement.
2024 performance
2024 primarily reflects lower profits from
operations, partly offset by working capital
movements.

Upstream unit production costs ($/boe)

2024	6.17
2023	5.78
2022	6.07
2021	6.82
2020	6.39

The upstream unit production cost is calculated
as production cost divided by units of
production. Production cost does not include ad
valorem and severance taxes. Units of
production are barrels for liquids« and
thousands of cubic feet for gas. Amounts
disclosed are for bp subsidiaries only and do not
include bp’s share of equity-accounted entities.
2024 performance
Unit production costs increased, mainly
reflecting the impact of portfolio changes.

●
Total shareholder return (%)

2024	(11.9) (11.0)
2023	5.9 2.6
2022	36.9 50.1
2021	36.4 36.4
2020	(41.4) (41.7)

ADS basis	Ordinary share basis

Total shareholder return (TSR) represents the
change in value of a bp shareholding over a
calendar year (American Depositary Share (ADS)
in USD, ordinary share in GBP). It assumes that
dividends are reinvested to purchase additional
shares at the closing price on the ex-dividend
date.
2024 performance
Reduced TSR reflects a reduction in the
share price.

●
Return on average capital employed (ROACE) (%)

2024	0.5 14.2
2023	17.8 18.1
2022	(3.0) 30.5
2021	8.4 13.3
2020	(23.7) (3.8)

Profit (loss) for the period attributable to bp shareholders divided by total equity	ROACE (non-IFRS)

ROACE« (non-IFRS) gives an indication of a
company’s capital efficiency, dividing the
underlying RC profit (loss) after adding back
non-controlling interest and interest expense net
of tax by the average of the beginning and ending
balances of total equity plus finance debt,
excluding cash and cash equivalents and
goodwill as presented on the group balance
sheet over the periods presented.
2024 performance
Profit for 2024 attributable to bp shareholders
was $0.4 billion and total equity at 31 December
2024 was $78.3 billion. ROACE for 2024 reflected
lower refining margins, lower realizations, a
lower gas marketing and trading result and a
lower oil trading contribution, partly offset by
lower taxation.

16	bp Annual Report and Form 20-F 2024

Key performance indicators
continued

Key
●	Used for remuneration policy
TCFD	TCFD Recommendations and Recommended Disclosures
Non-financial

TCFD●
Greenhouse gas emissionsabcde – operational control (MtCO2e)	TCFD ●

2024	33.6
2023	32.1
2022	31.8
2021	35.6
2020	45.5

Scope 1 (direct) emissions	Scope 2 (indirect) emissions

We report Scope 1 and Scope 2 greenhouse gas
(GHG) emissions material to our business on a
carbon dioxide-equivalent basis. This KPI
comprises Scope 1 (from running the assets
within our operational control boundary) and
Scope 2 (associated with importing electricity,
heating and cooling that is bought in to run
those operations) data covered by our net zero
operations aim (to be net zero across our
operations by 2050 or sooner). It comprises
100% of Scope 1 and 2 emissions or activities
within bp’s operational control boundary.
2024 performance
In 2024 our Scope 1 (direct) emissions were
32.8MtCO2e – an overall increase from
31.1MtCO2e in 2023. Of these Scope 1
emissions, 31.4MtCO2e were carbon dioxide and
1.5MtCO2e were methanec. Overall emissions
increased due to project start-ups, operational
growth in our low carbon businesses, temporary
operational changes and operational issues in
Tangguh, partially offset by the delivery of
emissions reduction projects. In 2024 our Scope
2d (indirect) emissions, covered by bp’s net zero
operations« aim, decreased by 0.2MtCO2e, to
0.8MtCO2e, compared with 2023. The continued
use of lower carbon power agreements and a
project at our Gelsenkirchen refinery to replace
imported steam contributed to this decrease, see
page 38.
Basis of calculatione
bp’s reported GHG emissions include methane
(CH4) and carbon dioxide (CO2). Other GHGs are
not included as they are not material to our
operations. CH4 emissions are converted to CO2
equivalent using the 100-year global warming
potential recommended by the Fifth Assessment
Report (AR5) of the Intergovernmental Panel on
Climate Change (IPCC).
Data is required to be submitted into the bp
group reporting tool, OneCSR, in accordance
with bp’s Operating Management System
(OMS)« requirements, broadly based on the GHG
Protocol Corporate Standard and the Ipieca
Petroleum Industry Guidelines for Reporting
Greenhouse Gas Emissions 2nd Edition, May
2011. The responsibility for quantifying and
submitting GHG emissions for reporting is
assigned to individual bp facilities and business
departments, which are termed reporting
units (RUs).

Methane intensityaf (%)	TCFD

2024	0.07
2023	0.05
2022	0.05
2021	0.07
2020	0.12

We define methane intensity« as the amount of
methane emissions from our upstream oil and
gas operations as a percentage of the gas that
goes to market from those operations. This
applies to methane emissions within our
operational control boundary, where we have the
highest degree of control. Methane emissions
from non-producing activities, such as
exploration drilling, are excluded. In 2024 we
started reporting methane intensity based on our
new measurement approach across our major
operated oil and gas assets.
2024 performance
Our methane intensity was 0.07% in 2024f.
Methane emissions from upstream operations
used to calculate this methane intensity
increased by around 48% from 31kt in 2023 to
46kt in 2024, see page 39.
Basis of calculatione
All operated upstream assets report methane
(CH4) emissions on a 100% basis, including
emissions from operated upstream oil and gas
and also includes terminals and LNG facilities.
Marketed gas production: all upstream gas
reaching a market from bp-operated upstream
assets, whether or not this is bp-owned product,
and includes gas production from natural gas
wells and associated gas from oil production
wells. Throughput from bp-operated oil and gas
terminals is excluded to avoid double counting
despite their associated CH4 emissions being
included in the metric. CH4 data is required to be
submitted into the bp group reporting tool,
OneCSR, in accordance with OMS requirements,
broadly based on the GHG Protocol Corporate
Standard and the Ipieca Petroleum Industry
Guidelines for Reporting Greenhouse Gas
Emissions 2nd Edition, May 2011. The
responsibility for quantifying and submitting CH4
emissions for reporting is assigned to individual
bp facilities and business departments (RUs).

« See glossary on page 351	bp Annual Report and Form 20-F 2024	17

Strategic report

Diversity and inclusion[g] (%)

2024	35 35
2023	34 33
2022	33 33
2021	32 31
2020	29 30

Women in group leadership	People from beyond the UK and US in group leadership

Our people are crucial to delivering our purpose
and strategy. We aim to recruit talented people
with diverse perspectives, backgrounds, skills
and experiences, invest in their development and
promote an inclusive culture.
Each year we report the percentage of women
and individuals from countries other than the UK
and the US among bp’s group leaders.
2024 performance
The percentage of women in group leadership
aThese are our KPIs for the purposes of our disclosures pursuant to the UK CFD Regulations and Section 414CB (2A) (h) of the Companies Act 2006.
bTotal (100%) Scope 1 (direct) GHG emissions from source activities operated by bp or otherwise within bp’s operational control boundary. bp’s reported GHG emissions include CH4 and CO2.
cDue to rounding some totals may not equal the sum of their component parts. This does not affect the underlying values.
dScope 2 emissions on a market basis.
e Included as part of reporting under the Companies (Strategic Report) Climate-related Financial Disclosure Regulations 2022 (the UK CFD Regulations).
fIn 2024 reported absolute methane emissions from upstream major oil and gas processing sites are based on our new measurement approach. Prior to 2024 these emissions were calculated using a different methodology and therefore the methane intensity reported in those years and calculated using that data does not directly correlate to progress towards delivering the 2025 target. Prior year data is provided for information purposes, and we do not seek to directly compare prior years.
gRelates to bp employees.
increased in 2024, continuing an upward trend
over the previous five years. The percentage of
people from beyond the UK and US in group
leadership also increased by 2 points.

Employee engagement (%)

2024	70
2023	73
2022	70
2021	64
2020	64

We conduct a Pulse annual employee survey to
understand and monitor levels of employee
engagement and identify areas for improvement.
2024 performance
The 2024 Pulse annual survey, which ran in
August and September, saw our engagement
score decrease by 3 points to 70%, in line with
2022 levels, and a completion rate of 82%. We
also extended the survey to retail where we
achieved an engagement score of 68% and
completion rate of 77%. We continue to build
engagement plans based on survey feedback
and on real-time updates from our monthly
snapshot, Pulse live.

Employee engagement, page 58

18	bp Annual Report and Form 20-F 2024

Our financial frame
Operating within a resilient and disciplined financial frame
Our financial frame sets out how we allocate cash that we generate to strengthen our balance sheet, invest with discipline to grow the value of bp and deliver resilient shareholder distributions.

Our financial frame

Balance sheet	Shareholder distributions		Capital expenditure

	Resilient dividend	Share buybacks

$14-18bn Net debt« target by end 2027[a]	Expect annual increase of the dividend per ordinary share of at least 4%[b]	Excess cash shared through buybacks over time	~$15bn in 2025 $13-15bn in 2026-27

‘A’ range credit metrics through cycle	30-40% of operating cash flow« distributed as dividends and share buybacksbc		Disciplined investment allocation, assessed against a set of balanced criteria a  Potential proceeds from any transactions related to Castrol strategic review and announcement to bring a strategic partner into Lightsource bp will be allocated to reduce net debt.
b  Subject to board discretion each quarter, taking into account factors including outlook for cash flow, share count reduction from buybacks and maintaining ‘A’ range credit metrics.
c  Includes offsetting any dilution from employee share schemes over time.
Resilient dividend
We continue to maintain a resilient dividend
policy within our disciplined financial frame.
Since the fourth quarter of 2023 our dividend per
ordinary share has grown by 10% to 8.00 cents.
Based on our current forecasts and subject to
the board’s discretion each quarter, we expect
increases in the dividend per ordinary share of
at least 4% per annum.
Stronger balance sheet
We are committed to strengthening the balance
sheet and are now targeting net debt of between
$14-18 billion by the end of 2027. Any potential
proceeds from the strategic review of Castrol
and Lightsource bp transactions will be
dedicated to strengthening the balance sheet.
For the full-year 2024, finance debt increased
from $52.0 billion at the end of 2023 to
$59.5 billion, primarily reflecting net long-term
debt issuances, and net debt increased from
$20.9 billion to $23.0 billion.
Disciplined investment allocation
We will continue to invest with discipline, driven
by value, and focused on delivering returns.
Investment is allocated across our businesses
based on a set of criteria that balances strategic
alignment, hurdle rates, volatility, integration
value, sustainability and risk (see page 22).
In 2024 capital expenditure« was $16.2 billion.
We expect capital expenditure to be around
$15 billion in 2025 and our capital expenditure
frame for 2026 and 2027 is reduced to $13-15
billion per annum. This includes expenditure on
inorganic opportunities. Within the capital frame,
on average ~$10 billion per year will be allocated
to oil and gas, of which ~70% is expected to be
allocated to oil and 30% to gas. In customers and
products, we are progressively focusing capital
expenditure from ~$4 billion in 2024 to ~$3
billion by 2027. In low carbon energy, we expect
capital expenditure, on average, will be less than
$800 million per year through 2027, around half
of which is allocated to hydrogen and CCS
projects already through FID.
Share buybacks
Share buybacks remain a core part of our
investor proposition. Our intention remains
to share excess cash with investors through
buybacks. Subject to board discretion, we
expect total distributions, including dividend
and buyback, to be in the range of 30-40% of
operating cash flow over time, including
buybacks to offset dilution from employee
share schemes.
We announced share buybacks of $7 billion for
2024 and between the end of the first quarter
2021 and 31 December 2024, we have reduced
our shares in issue by 22%.
In setting the dividend per ordinary share and
buyback each quarter, the board will continue
to take into account factors including the
cumulative level of and outlook for cash flow,
share count reduction from buybacks and
maintaining 'A’ range credit rating metrics.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	19

Strategic report

Our investor proposition
Our strategy is being fundamentally reset. We are reallocating capital to drive growth from our highest returning businesses. And we are focused on driving improved performance. This is all in service of growing long-term shareholder value. It’s underpinned by a plan to deliver compelling adjusted free cash flow« and strong returns growth, supporting resilient distributions and a stronger balance sheet. We believe bp has a compelling investor proposition.

Resetting strategy •Growing upstream •Disciplined transition investment	Reallocating capital •Reallocating and reducing capital expenditure« •Significant divestment programme	Driving performance •Improving downstream •Cost efficiency

Compelling adjusted free cash flow growth	Strong returns growth
>20%	>16%

Compound annual growth rate (CAGR)« from 2024-27[a]	ROACE« in 2027[a]

Resilient distributions	Stronger balance sheet	Lower operational emissions
30-40%	$14-18bn	45-50%

Total distribution of operating cash flowbc	Net debt target by end 2027[d]	Reduction aim across Scope 1 and 2 by 2030[e]

More information Our strategy and primary targets, page 8 Sustainability, page 38

2025 guidance

	2024 actual	2025 guidance
Upstream reported production (guidance is both reported and underlying production«)	2.4mmboe/d	Reported production to be lower/underlying production to be slightly lower than 2024
Total capital expenditure«	$16.2bn	Around $15bn
Depreciation, depletion and amortization	$16.6bn	Broadly flat compared with 2024
Divestments and other proceeds[f]	$4.2bn	Around $3bn, weighted towards the second half
Gulf of America oil spill payments[g] (pre-tax)	$1.2bn	Around $1.2bn including $1.1bn pre-tax to be paid during the second quarter
Other businesses & corporate underlying annual charge	$0.6bn	Around $1.0bn
Underlying effective tax rate«	41%[h]	Around 40%[i]
aAt $70/bbl Brent, $4/mmBtu Henry Hub, and $17/bbl refining marker margin, all 2024 real.
bSubject to board discretion each quarter taking into account factors including outlook for cash flow, share count reduction from buybacks and maintaining ‘A’ range credit metrics.
cIncludes offsetting any dilution from employee share schemes over time.
dPotential proceeds from any transactions related to Castrol strategic review and announcement to bring a strategic partner into Lightsource bp will be allocated to reduce net debt.
eReduction in emissions against 2019 baseline, on a CO2e basis.
fDivestment proceeds« are disposal proceeds as per the group cash flow statement. See page 26 for more information on divestment and other proceeds.
gSee Financial statements – Note 22 for more information on payables related to the Gulf of America oil spill.
hNearest equivalent GAAP IFRS measure: effective tax rate 82%.
iUnderlying effective tax rate« is sensitive to the impact that volatility in the current price environment may have on the geographical mix of the group’s profits and losses.

20	bp Annual Report and Form 20-F 2024

Our investment process
How we use price assumptions
Our price assumptions are used for our
investment appraisal processes. They are also
used to inform decisions about internal planning
and the value-in-use impairment testing of
assets for financial reporting.
The role of price assumptions
Our decisions on individual investments are
informed by our view of the price environment
and consider the balanced investment criteria
discussed below.
Our price assumptions continue to reflect a
range of possibilities, including that the transition
to a lower carbon economy and energy system
could accelerate. Our investment appraisal
assumptions, which take a long-term
perspective, focus on the fundamental trends
affecting the energy sector and our businesses.
From January 2024 until January 2025, we held
our key investment appraisal price assumptions
constant at the levels set out in the bp Annual
Report and Form 20-F 2023. For relevant
investment cases assessed from February 2025,
we have applied and plan to apply the prices
shown in the key investment appraisal
assumptions table (right) for our central price
case. Brent oil and Henry Hub gas assumptions
average around $64/bbl and $4.0/mmBtu
respectively (2023 $ real) from 2025 to 2050.
We consider these prices to be broadly consistent
with a range of transition paths compatible with
meeting the Paris goals, but they do not
correspond to any specific Paris-consistent
scenario. We also consider a range of other price
assumptions in investment appraisals, including
product and market-specific prices relevant to
individual investment cases.
We apply carbon prices rising from $50/tCO2e
in 2025 to $135/tCO2e in 2030 and $200/tCO2e
by 2050 (2023 $ real) in certain cases (see
box, right).
Impairment testing
Our best estimate of future prices for use in

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
net), must estimate those anticipated GHG
emissions and include an associated carbon
cost in the investment economics, using the
carbon prices above.
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
In addition to consideration of a range of price
assumptions, investment cases also assess
the impact of alternative assumptions
covering other selected variables relevant to
the economics of the investment. These
variables may include cost, schedule,
resources, policy changes, or other areas of
uncertainty, to assess the robustness of
investment cases to a range of other factors.

value-in-use impairment testing continues to be
based on our investment appraisal price
assumptions, with quarterly review of near-term
prices to confirm that the assumptions
appropriately reflect any changes to expectations
due to short-term market trends.
Impairment price assumptions were held
constant in 2024 at the levels disclosed in the bp
Annual Report and Form 20-F 2023 until the
fourth quarter, when the updated investment
appraisal price assumptions shown below were
used for value-in-use impairment testing.

Key investment appraisal assumptions[a] TCFD
2023 $ real	up to 2030	2040	2050
Brent oil ($/bbl)	70	63	50
Henry Hub gas ($/mmBtu)	4.0	4.0	4.0
Refining marker margin (RMM)[b]« ($/bbl)	14	12	9
In addition to the prices shown we also test whether investments meet our return expectations (see page 22) using $60/bbl Brent oil price series.

Carbon price TCFD
2023 $ real	2030	2040	2050
Carbon ($/tCO2e)	135	175	200
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

Key
TCFD	Information that supports TCFD Recommendations and Recommended Disclosures in relation to Metrics and Targets

« See glossary on page 351	bp Annual Report and Form 20-F 2024	21

Strategic report

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
Investments follow an integrated stage-gate
process designed to enable our businesses to
choose and develop the most attractive
investment cases. A balanced set of investment
criteria is used (see page 22). This allows for the
comparison and prioritization of investments
across a diverse range of business models.
The governance framework specifies that
proposed investments are evaluated using
relevant assumptions, including carbon prices for
projected operational emissions where
applicable. It also sets out requirements for
assurance by functions independent of the
business before a final investment decision (FID)
is taken.
The role of the board
The board assesses capital allocation across
the bp portfolio, including the level and mix of
capital expenditures« and divestments, strategic
acquisitions, distribution choices and
deleveraging, as well as reviewing certain
investment cases for approval.
Resource commitment meeting
For acquisitions and organic capital investments
above defined financial thresholds, investment
approval is conducted through the executive-
level resource commitment meeting (RCM),
which is chaired by the chief executive officer.
The RCM reviews the merits of each investment
case against a balanced set of criteria (see page
22) and considers any key issues raised in the
assurance process.
The CA100+ resolution« requires bp to disclose
how we evaluate the consistency of new material
capex investments« with (i) the Paris goals
and (ii) a range of other outcomes relevant to
bp’s strategy.
bp’s evaluation of the consistency of such
investments with the Paris goals was undertaken
by the RCM for new material capex investments
sanctioned in 2024 (see page 23).
bp’s evaluation of an investment’s consistency
a  In February 2025 bp announced that we have retired the concept of transition growth« engines going forward.
with ‘a range of other relevant outcomes’ is
achieved by considering its merits against bp’s
balanced investment criteria, described on
page 22.

bp board
Reviews and approves investment cases of more
than $3 billion for resilient hydrocarbons, more
than $1 billion for all transition or low carbon
investments« and any significant inorganic
acquisition that is exceptional or unique in nature.

Resource commitment meeting
Forum for executive management’s review and
approval of investments related to existing and
new lines of business above $250 million, or $25
million for acquisitions, or which exceed the
relevant EVP’s financial authority, and any project
considered strategically important such as
a new market entry.

Investment allocation committees
EVP-level forums to review and approve
investment cases within a business group as per
individual EVP financial authority (up to $250
million, or typically $25 million for acquisitions).

Business group investment governance meetings SVP-level forums that review and approve investment cases within a business group or function, up to the individual SVP’s financial authority.

Cross-group meetings
Forums that facilitate discussions across
businesses and functions, to support project
development, sensitivity analysis, integration
opportunities and risk assessment ahead of
investment committee meetings.

â
â
â
â
Investment in non-oil and gas
In 2024 transition growth investment«a was
$3.7 billion, compared to $3.8 billion in 2023
(see page 39).
Bioenergy: Our biogas operation, Archaea
Energy, continued its growth and using its
modular plant design it started up nine new
renewable natural gas (RNG)« plants in 2024
(see page 33).
EV charging: Together with our strategic
convenience site« networks, our investment in
EV charging is helping us to offer lower carbon
mobility solutions to more customers. In 2024
examples include the opening of our standalone
Aral EV charging Gigahub, in Germany, with 28
charge points. And in China, bp pulse installed
2MWh batteries at a charging hub in Shenzhen.
We continue to build scale in our EV charging
network in key markets (see page 33).
Convenience: In 2024 we continued strategic
investment in support of high-grading our
retail fuels and convenience portfolio, including
continued investment in TravelCenters of
America, which bp acquired in 2023 (see
page 33).
Hydrogen and CCS: We are high-grading and
focusing our hydrogen portfolio – prioritizing
projects in jurisdictions where we have an
adequate regulatory framework, access to
the value chain – including our own or customer
demand – linkage to carbon capture and
access to competitive renewable power.
In 2024 we made final investment decisions
on four hydrogen/CCS projects (see page 29).
For example we were granted funding to help
support the development of a 100MW green
hydrogen« project next to our Lingen refinery
in Germany. The plant could produce up to
11,000 tonnes of green hydrogen annually.
The final investment decision was taken in
December 2024.
Renewables & power: In April 2024 we
announced that we took ownership of Equinor’s
50% stake in the Beacon Wind US offshore wind
projects. In December we announced that bp
and JERA Co., Inc will, subject to regulatory
approvals and closing conditions being met, join
forces to create a global wind joint
venture« (see page 28).
Low carbon activity investment
In 2024 low carbon activity investment«,
a subset of our total transition growth
investment, accounted for 80% of our total
transition growth investment (67% in 2023).
It increased from $2.5 billion in 2023 to
$3.0 billion in 2024, reflecting higher investment
in bioenergy, EV charging and wind businesses.

22	bp Annual Report and Form 20-F 2024

Our investment process continued
Balanced investment criteria
All investment cases must set out their
investment merits and are considered against a
set of six balanced investment criteria –although
investment decisions may also take other factors
into account as appropriate. This standardized
approach is intended to create a level playing
field for decision making and allows portfolio-
wide comparisons of investment cases. The
decision to endorse an investment based on the
information provided represents our evaluation
that it is consistent with what the 2019 CA100+
resolution« refers to as ‘a range of other
outcomes relevant to bp’s strategy’.
The six balanced investment criteria are:
Strategic alignment: For all investment cases,
we consider whether the investment supports
delivery of our strategy, including our net zero
aims. We also assess if the investment case
involves distinctive capability that bp has, or
intends to develop, and whether it adds to an
existing ‘scale’ business within the portfolio or
could help us create one.
Safety and risks: For all investment cases, we
provide an assessment of the key risks to the
investment that have a significantly higher
probability than usual or have a significantly
greater impact (relative to the size of the project)
were they to occur. Safety risk management at
bp is underpinned by our Operating Management
System (OMS)«, which is designed to help us
sustainably deliver safe, reliable and compliant
bp operations.
Sustainability: For all investment cases, we
consider how any proposed business opportunity
is connected to the energy transition, societal
needs and the environment. This approach is
underpinned by our purpose and sustainability
frame. All RCM cases must consider significant
impacts of an investment on key sustainability
aims, informed by our sustainability assessment
template for investment cases (for our use of
carbon prices, see box on page 20).
Investment economics: For all investment
cases, we consider investment economics
against a range of relevant measures. Depending
on the nature of the investment case, these may
include return expectations (e.g. internal rate of
return or IRR), net present value, discounted
payback and profitability index, reflecting
assumptions about relevant commodity prices,
margins and carbon prices (see page 20). The
forward economics of an investment case are
considered against the differentiated IRRs
applicable to that case at the time of the
investment decision, depending on the business.
We also refer to these expectations as hurdle
rates; although, as noted, each case is assessed
according to its combined merit against our full
set of balanced criteria.
1.For our upstream business (including biogas),
we seek an IRR of 15%.
2.For our downstream business (including EV
charging and biofuels), we seek portfolio-level
returns in excess of 15%.
3.For hydrogen and CCS, we expect levered
returns in the mid-teens including farm-down
and integration value.
For each investment, the relevant return
expectations above are assessed using our
central price assumptions. For additional capital
discipline for investments in oil and gas
production, we also compare the central price
hurdle above (15%) to a case in which the Brent
oil price starts at $60/bbl and later declines to
the level of our key appraisal assumptions by
2050 (see page 20). In addition, for investments
in our oil and gas and refined products
businesses, as well as any other investments
that do not fall within one of the specific
businesses set out above, we compare the IRR
in our lower-price case to a cost of capital
hurdle rate.
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
Optionality and integration: Our assessment
considers the degree of optionality offered by a
project – the ability to adapt our business to
changing circumstances. This could be an option
to sell a product with a floor price, or the right to
purchase additional equity in a joint venture at
specific terms. Other types of options include the
right to develop (or not develop) extensions to
existing projects, or to change the course of a
project’s development depending on market
circumstances. We likewise seek out integration
along value chains across multiple products,
services, geographies and customers. For
example, our gas production can supply
liquefaction plants whose LNG is monetized
by our trading business. Likewise, carbon
sequestration projects may allow us to add
value to our gas production by reducing
carbon intensity.
Paris consistency evaluation process
Our new material capex investments« are
intended to support the delivery of bp’s strategy.
For evaluations conducted in 2024, investments
in scope for evaluation were defined as:
•New: investment in a new project, or
extension of an existing project/asset, or
share of an entity that is new to bp, or a
substantial increase in bp’s share.
•Material: more than $250 million capex
investment.
Quantitative evaluations
For our investment economics and sustainability
investment criteria we considered quantitative
guide levels, as set out below, to inform the
evaluation of each investment’s consistency with
the goals of the Paris Agreement. For evaluations
in 2024 we used the central price IRR and other
economic hurdles as set out in the bp Annual
Report and Form 20-F 2023 (page 32). As in
previous years, we reduced our operational
carbon intensity« guide levels, in line with our
decreasing portfolio average. As our approach
matures with experience, we may continue to
adjust or supplement our methodology. There
may be instances when new material capex
investments are evaluated as consistent with
the Paris goals despite either the economic or
sustainability guide levels not being met. The
RCM may also take account, in its Paris
consistency evaluation, of the six balanced
investment criteria using qualitative
assessments.
Investment economics: We calculated economic
indicators using our central price, and where
applicable, our lower price cases, and applying
our carbon price assumptions to relevant
operational GHG emissions. (For our current key
central case oil and natural gas price
assumptions, see page 20, where we also set out
our view on their consistency with achieving the
Paris goals). We then compared the economic
indicators to the relevant economic guide level
(see below), based on the corresponding hurdles.
We typically target a threshold of >1.0x the
relevant IRR guide level, and <1.0x any relevant
payback guide level, as set out in the bp Annual
Report and Form 20-F 2023 (page 32).
Sustainability: Where appropriate, we compared
the expected operational carbon intensity of the
investment relative to that of the portfolio
average shown in the bp ESG Datasheet 2023 for
the segment or the related business activity
(upstream and refining). We normally target a
ratio of less than 100%, meaning that the
investment is expected to reduce the average
operational carbon intensity of the relevant
portfolio. The potential impact of new material
capex investments on bp’s net zero aims is a
further consideration.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	23

Strategic report

Evaluation outcome
In 2024 eight new material capex investments were approveda. All were evaluated as being consistent with the Paris goals, taking into account both quantitative and qualitative evaluations and the balanced criteria above.

Evaluation of investment performance against quantitative guide levels[b]
Seven of the eight investments exceeded the relevant IRR guide level as shown in the chart. The IRR of the remaining investment was slightly below its central price IRR hurdle.

Three of the four upstream hydrocarbon projects had emissions intensities below the relevant upstream intensity guide level. The other upstream investment had an emissions intensity above the guide level, but was expected to reduce our operational emissions intensity in the region. The four other investments were in businesses for which there was no applicable carbon intensity guide. These latter investments are shown as ‘n/a’ in the operational carbon intensity chart.

Investment economics		Sustainability
Against IRR guide level		Against operational carbon intensity

		Investments with intensity guide level	No intensity guide level

	Guide			Guide

n/a
n/a
n/a
n/a
Decisions taken in 2024
In 2024 there were eight new material capex investment decisions evaluated for Paris consistency, shown here in the order the investment decisions were made:
Brazilian biofuels: In June bp agreed to take full
ownership of our Brazilian biofuels joint venture,
acquiring Bunge’s 50% interest. The acquisition is
expected to have capacity to produce around
50,000 barrels a day of ethanol equivalent from
sugar cane through the business’s 11 agro-
industrial units across five Brazilian states.
Kaskida: In July bp approved its final investment
decision in the Kaskida project in the US Gulf of
America. The new floating platform is expected to
have nameplate production capacity of 80,000
barrels of oil per day. It will leverage simplified,
standardized and cost-efficient design, which is
expected to be replicated in future projects.
Ruwais LNG: In July bp announced we had
agreed to take a 10% interest in a new ADNOC-
operated LNG facility in Abu Dhabi, deepening our
relationship with our longstanding partner. The
project has a planned total capacity of 9.6Mtpa.
The investment is consistent with bp’s strategy to
develop competitive gas positions as we grow our
LNG portfolio.
aThe RCM also approved two investment cases in our low carbon energy business with capital investment above $250 million, which are not included in the evaluation information presented above.
This is because one did not reach a final investment decision during 2024 and the other was a transaction to progress certain bp low carbon energy assets by contributing them to a joint venture. All of the assets that were material had been previously disclosed as new material capex investments in bp’s Annual Report and Form 20-F for the relevant year.
bThe 2024 investments have been compared to relevant guides (as applicable to the evaluation of each investment) and are presented here in order of the ratio to the relevant central-price case IRR guide level (or where there was no relevant central price IRR guide level, the lower price one), and separately in order of the ratio to the relevant emissions intensity guide level. As a result, the evaluations against the economic and sustainability benchmarks do not necessarily follow the same order.
Coconut gas development: In August bp and
EOG agreed to form a 50:50 joint venture for the
Coconut development with EOG as operator. This
partnership for the Coconut development is part
of bpTT’s strategy to grow its gas business and
help to unlock the energy future of Trinidad
and Tobago.
Tangguh UCC: In November bp and partners
gave the go-ahead for the Tangguh UCC project in
Papua Barat, Indonesia. The project has three
components: the Ubadari field; a gas compression
facility; and a carbon capture, use and storage
(CCUS) project. It has the potential to unlock
around 3 trillion cubic feet of additional gas
resources in Indonesia to help meet growing
energy demand in Asia. The CCUS component is
expected to sequester around 15MtCO2 during its
initial phase from Tangguh’s natural gas
production, reducing overall CO2 emissions
intensity from operations at Tangguh.
Northern Endurance Partnership (NEP):
In December bp and partners made their final
investment decision for NEP, a joint venture
between bp, Equinor and TotalEnergies, which is
the CO2 transportation and storage provider for
the UK’s East Coast Cluster (ECC).
The Teesside onshore NEP infrastructure is
expected to serve the Teesside-based carbon
capture projects – NZT Power, H2Teesside and
Teesside Hydrogen CO2 Capture. We expect
around 4MtCO2 per year from these projects will
be transported and stored from 2027.
Net Zero Teesside Power (NZT Power):
Also in December bp and partners took a final
investment decision in NZT Power, a joint venture
between bp and Equinor, which could generate
up to 742MW of flexible, dispatchable low carbon
power. Up to 2MtCO2 per year will be captured at
the plant, and then transported and securely
stored in subsea storage sites in the North Sea.
Lingen Green Hydrogen: In December bp
made a final investment decision for the Lingen
Green Hydrogen project in Germany, which will be
its first fully-owned and operated large-scale green
hydrogen« facility. The project is expected to
install a 100MW electrolyser capacity capable of
producing an average of 10-11kt of green
hydrogen per year from 2027. The renewable
power needed for the electrolyser is expected to
be supplied by offshore wind generation.

24	bp Annual Report and Form 20-F 2024

Group performance
Laying the foundation for growth

$0.4bn	$8.9bn	$27.3bn
profit attributable to bp shareholders (2023 profit $15.2bn)	underlying replacement cost (RC) profit« (2023 profit $13.8bn)	operating cash flow« (2023 $32.0bn)

Financial and operating performance
	$ million except per share amounts
	2024	2023	2022
Sales and other operating revenues	189,185	210,130	241,392
Profit before interest and tax	11,297	27,348	18,039
Finance costs and net finance income/expense relating to pensions and other post-employment benefits	(4,515)	(3,599)	(2,634)
Taxation	(5,553)	(7,869)	(16,762)
Profit (loss) for the year	1,229	15,880	(1,357)
Non-controlling interest	(848)	(641)	(1,130)
Profit (loss) for the year attributable to bp shareholders	381	15,239	(2,487)
Inventory holding (gains) losses«, before tax	488	1,236	(1,351)
Taxation charge (credit) on inventory holding gains and losses	(119)	(292)	332
Replacement cost (RC) profit (loss)«	750	16,183	(3,506)
Net (favourable) adverse impact of adjusting items«[a], before tax	9,344	(1,143)	29,781
Total taxation charge (credit) on adjusting items	(1,179)	(1,204)	1,378
Underlying RC profit	8,915	13,836	27,653
Adjusted EBIDA«	31,161	34,345	45,695
Adjusted EBITDA«	38,012	43,710	60,747
Dividend paid per ordinary share (cents)	30.540	27.760	22.932
Dividend paid per ordinary share (pence)	23.720	22.328	18.624
Profit (loss) per ordinary share (cents)	2.38	87.78	(13.10)
Profit (loss) per ADS (dollars)	0.14	5.27	(0.79)
Underlying RC profit per ordinary share« (cents)	54.40	79.69	145.63
Underlying RC profit per ADS« (dollars)	3.26	4.78	8.74
Adjusting items[a]
Gains on sale of businesses and fixed assets	670	361	3,866
Net impairment and losses on sale of businesses and fixed assets	(6,930)	(5,838)	(5,920)
Environmental and related provisions	(181)	(647)	325
Restructuring, integration and rationalization costs	(222)	37	34
Fair value accounting effects (FVAEs)[b]	(1,852)	9,403	(3,501)
Rosneft	—	—	(24,033)
Gulf of America oil spill	(51)	(57)	(84)
Other	(273)	(1,711)	(43)
Total before interest and taxation	(8,839)	1,548	(29,356)
Finance costs	(505)	(405)	(425)
	(9,344)	1,143	(29,781)
Adjusting items total taxation	1,179	1,204	(1,378)
	(8,165)	2,347	(31,159)

aSee page 313 for more information. bSee page 314 for information on the cumulative impact of FVAEs.

bp delivered operating cash
flow of $27.3 billion. During
the year, we made strong
progress on cost savings,
achieving $0.8 billion of
structural cost reduction«.
We raised the dividend per
ordinary share by 10% and
delivered $7 billion of share
buybacks. Our focus on
capital discipline and
strengthening the balance
sheet continues into 2025.

Kate Thomson Chief financial officer

« See glossary on page 351	bp Annual Report and Form 20-F 2024	25

Strategic report

At 31 December 2024 the group's reportable
segments are gas & low carbon energy, oil
production & operations and customers &
products. Each is managed separately, with
decisions taken for the segment as a whole, and
represent a single operating segment that does
not result from aggregating two or more
segments. See Financial statements – Note 5
Segmental analysis.
Results
The profit for the year ended 31 December 2024
attributable to bp shareholders was $0.4 billion,
compared with $15.2 billion in 2023. Adjusting
for inventory holding losses, RC profit was $0.8
billion, compared with $16.2 billion in 2023.
After adjusting RC profit for a net adverse impact
of items, which bp has classified as adjusting
(adjusting items) of $8.2 billion (on a post-tax
basis), underlying RC profit for the year ended
31 December 2024 was $8.9 billion. The result
reflected lower refining margins, lower
realizations, a lower gas marketing and trading
result and a lower oil trading contribution, partly
offset by lower taxation.
For 2023, after adjusting RC profit for a net
favourable impact of adjusting items of $2.3
billion (on a post-tax basis), underlying RC profit
was $13.8 billion. The result reflected lower
realizations, the impact of portfolio changes, the
impact of lower refining margins and a lower oil
trading performance.
For a discussion of bp’s financial and operating
performance for the years ending 31 December
2022 and 31 December 2023, see bp Annual
Report and Form 20-F 2023, pages 35-47.
Adjusting items
In 2024 the net adverse pre-tax impact of items,
which bp has classified as adjusting (adjusting
items) was $9.3 billion including:
•Adverse fair value accounting effects (FVAEs)
relative to management’s measure of
performance of $1.9 billion primarily due to an
increase in the forward price of LNG during
2024, compared to a decline in 2023 and the
adverse impact of the fair value accounting
effects relating to the hybrid bonds in 2024
compared to the favourable impact in 2023.
•Net impairment and losses on sale of
businesses and fixed assets includes a loss
of $1.1 billion relating to the sale of the
ground fuels business in Türkiye (see
Financial statements– Note 2) and net
impairment charges of $5.1 billion (see
Financial statements– Note 4).
•In addition, $0.5 billion net impairment
charges were reported through equity-
accounted earnings (reported within the
‘other’ category).
•The other category also includes a $0.5 billion
gain relating to the remeasurement of bp's
pre-existing 49.97% interest in Lightsource bp
and a $0.5 billion gain relating to the
remeasurement of certain US assets
excluded from the Lightsource bp acquisition
(see Financial statements – Note 3 for further
information); and recognition of onerous
contract provisions related to the
Gelsenkirchen refinery. The unwind of these
provisions will be reported as an adjusting
item as the contractual obligations are
settled.
In 2023 the net favourable pre-tax impact of
adjusting items was $1.1 billion including:
•Favourable FVAEs relative to management’s
measure of performance of $9.4 billion
primarily due to a decline in the forward price
of LNG during 2023. Under IFRS, reported
earnings include the mark-to-market value of
the hedges used to risk-manage LNG
contracts, but not of the LNG contracts
themselves. The underlying result includes
the mark-to-market value of the hedges but
also recognizes changes in value of the LNG
contracts being risk managed. The impacts of
FVAEs relative to management’s internal
measure of performance are provided on
page 314.
•Net impairment charges of $5.7 billion largely
as a result of changes in the group’s price and
discount rate assumptions, activity phasing
and economic forecasts (in particular related
to the Gelsenkirchen refinery).
•In addition, $1.3 billion net impairment
charges were reported through equity-
accounted earnings (reported within the
‘other’ category), of which $1.1 billion relates
to our US offshore wind projects.
See Financial statements – Note 4 for more
information on impairments, and pages 313
and 314 for more information on adjusting
items and FVAEs.
Taxation
The charge for corporate income taxes was
$5,553 million in 2024 compared with $7,869
million in 2023. The effective tax rate (ETR) on
the profit before taxation for the year in 2024
was 82%, compared with 33% in 2023. The ETR
on the profit before taxation for the year in 2024
and in 2023 was impacted by fair value
accounting effects and other adjusting items.
Excluding inventory holding impacts and
adjusting items, the underlying ETR« in 2024
was 41% compared with 39% in 2023. The
underlying ETR in 2024 is higher due to changes
in the geographical mix of profits. The underlying
ETR for 2025 is expected to be around 40% but it
is sensitive to a range of factors, including the
volatility of the price environment and its impact
on the geographical mix of the group’s profits
and losses. Underlying ETR is a non-IFRS
measure. A reconciliation to IFRS information is
provided on page 360.
Outlook for 2025
2025 guidance
•bp expects reported upstream« production to
be lower and underlying upstream
production« to be slightly lower compared
with 2024. Within this, bp expects underlying
production from oil production & operations
to be broadly flat and production from gas &
low carbon energy to be lower.
•In its customers business, bp expects growth
including a full year contribution from bp
bioenergy and a higher contribution from
TravelCenters of America in part supported by
a partial recovery from the US freight
recession. Earnings growth is expected to be
supported by structural cost reduction. bp
continues to expect fuels margins to remain
sensitive to the cost of supply and earnings
delivery to remain sensitive to the relative
strength of the US dollar.
•In products, bp expects broadly flat refining
margins relative to 2024 and stronger
underlying performance underpinned by the
absence of the plant-wide power outage at
Whiting refinery, and improvement plans
across the portfolio. bp expects similar levels
of refinery turnaround activity, with phasing of
turnaround activity in 2025 heavily weighted
towards the first half, with the highest impact
in the second quarter.
•bp expects other businesses & corporate
underlying annual charge to be around $1.0
billion for 2025. The charge may vary from
quarter to quarter.

26	bp Annual Report and Form 20-F 2024

Group performance continued

Cash flow and debt information
	$ million
	2024	2023	2022
Cash flow
Operating cash flow«	27,297	32,039	40,932
Net cash used in investing activities	(13,250)	(14,872)	(13,713)
Net cash provided by (used in) financing activities	(7,297)	(13,359)	(28,021)
Cash and cash equivalents at end of year[a]	39,269	33,030	29,195
Capital expenditure«[b]	(16,237)	(16,253)	(16,330)
Divestment and other proceeds[c]	4,224	1,843	3,123
Debt
Finance debt	59,547	51,954	46,944
Net debt«	22,997	20,912	21,422
Net debt including leases«	34,909	31,902	29,990
Finance debt ratio« (%)	43.2%	37.8%	36.1%
Gearing« (%)	22.7%	19.7%	20.5%
Gearing including leases« (%)	30.8%	27.2%	26.5%
a2024 includes $65 million of cash and cash equivalents classified as assets held for sale in the group balance sheet.
bAn analysis of capital expenditure by segment and region is provided on page 312.
cDivestment proceeds are disposal proceeds as per the group cash flow statement. See below for more information on divestment and other proceeds.

Operating cash flow
Operating cash flow for the year ended
31 December 2024 was $27.3 billion, $4.7 billion
lower than 2023. Compared with 2023, operating
cash flows in 2024 primarily reflected lower
profits from operations partly offset by working
capital movements.
Movements in working capital« favourably
impacted cash flow in the year by $4.0 billion,
including an adverse impact from the Gulf of
America oil spill of $1.1 billion. Other working
capital effects were principally a decrease in
other current assets. bp actively manages its
working capital balances to optimize and reduce
volatility in cash flow.
Operating cash flow for the year ended
31 December 2023 was $32.0 billion, $8.9 billion
lower than 2022. Compared with 2022, operating
cash flows in 2023 primarily reflected lower
realizations, refining margins and oil trading
performance and the impact of portfolio
changes.
Movements in working capital adversely
impacted cash flow in 2023 by $3.3 billion,
including an adverse impact from the Gulf of
America oil spill of $1.2 billion. Other working
capital effects were principally a decrease in
other current liabilities, partly offset by decreases
in inventory and other current assets.
Net cash used in investing activities
Net cash used in investing activities for the year
ended 31 December 2024 decreased by $1.6
billion compared with 2023.
The decrease mainly reflected an increase in
divestment proceeds and a net cash inflow from
acquisitions, partly offset by an increase in
expenditure on fixed assets.
Total capital expenditure for 2024 was $16.2
billion (2023 $16.3 billion), of which organic
capital expenditure« was $16.1 billion (2023
$15.0 billion). Inorganic capital expenditure for
2024 includes the cash acquired net of
acquisition payments on completion of the bp
Bunge Bioenergia and Lightsource bp
acquisitions. Inorganic capital expenditure for
2023 includes $1.1 billion, net of adjustments, in
respect of the TravelCenters of America
acquisition. Sources of funding are fungible, but
the majority of the group’s funding requirements
for new investment comes from cash generated
by existing operations. bp expects capital
expenditure of around $15 billion in 2025 and a
range of $13-15 billion per annum from 2026 to
2027.
Total divestment and other proceeds for 2024
amounted to $4.2 billion, including $0.9 billion
from the sale of receivables and $0.7 billion cash
received, both relating to prior divestments, and
$0.6 billion relating to the formation of Arcius
Energy. Other proceeds for 2024 consist of $0.8
billion of proceeds from the sale of a non-
controlling interest in the subsidiary that holds
our 20% share in Trans Adriatic Pipeline AG
(TAP) and $0.5 billion of proceeds from the sale
of a 49% interest in a controlled affiliate holding
certain midstream assets offshore US.
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
As at 31 December 2024, $22.0 billion of
proceeds were received against our target of $25
billion of divestment and other proceeds between
the second half of 2020 and 2025. bp expects
divestment and other proceeds to be around $3
billion in 2025.
Net cash provided by (used in)
financing activities
Net cash used in financing activities for the year
ended 31 December 2024 was $7.3 billion,
compared with $13.4 billion in 2023. Compared
with 2023, financing cash flows in 2024 primarily
reflected higher receipts from the issue of
perpetual hybrid bonds and higher net proceeds
from the issuance and repayment of finance
debt.
In 2024, 1,238 million of ordinary shares (2023
1,263 million) were repurchased for cancellation
for a total cost of $7.1 billion (2023 $7.9 billion),
including transaction costs of $38 million (2023
$43 million).
Total dividends paid to shareholders in 2024
were 30.540 cents per share, 2.78 cents higher
than 2023. This amounted to total dividends paid
to shareholders of $5.0 billion in 2024 (2023 $4.8
billion). The board decided not to offer a scrip
dividend alternative in respect of the 2024 and
2023 dividends.
Debt
Finance debt at the end of 2024 increased by
$7.6 billion from the end of 2023 primarily
reflecting net long-term debt issuances. The
finance debt ratio at the end of 2024 increased to
43.2% from 37.8% at the end of 2023.
Net debt at the end of 2024 increased by $2.1
billion from the 2023 year-end position. Gearing
at the end of 2024 increased to 22.7% from
19.7% at the end of 2023. The increase in net
debt and gearing primarily reflects the net debt
acquired from the completion of the bp Bunge
Bioenergia and Lightsource bp transactions
partially offset by the issuance of perpetual
hybrid securities. Net debt and gearing are non-
IFRS measures. See Financial statements –
Notes 26 and 27 for further information on
finance debt and net debt.
For information on financing the group’s
activities see Financial statements – Note 29
and Liquidity and capital resources on page 316.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	27

Strategic report

Group reserves and production[a]
	2024	2023	2022
Estimated net proved reserves (net of royalties)
Liquids (mmb)	3,699	3,747	3,997
Natural gas (bcf)	14,786	17,471	18,481
Total hydrocarbons[b] (mmboe)	6,248	6,759	7,183
Of which:
Equity-accounted entities[b]	1,377	1,437	1,381
Production (net of royalties)
Liquids (mb/d)	1,166	1,115	1,214
Natural gas (mmcf/d)	6,914	6,944	7,101
Total hydrocarbons[c] (mboe/d)	2,358	2,313	2,438
Of which:
Subsidiaries	2,008	1,967	2,000
Equity-accounted entities[c]	350	345	439
aBecause of rounding, some totals may not agree exactly with the sum of their component parts.
bSee Supplementary information on oil and natural gas on page 223 for further information. See page 322 for more information on bp’s oil and gas reserves including the impact of events occurring after the end of the reporting period.
c2022 includes bp’s share of Rosneft and Russia joint ventures (193mboe/d). See Oil and gas disclosures for the group on page 324 for further information.

Total hydrocarbon proved reserves at
31 December 2024, on an oil equivalent basis,
including equity-accounted entities, decreased by
8% compared with 31 December 2023 (8%
decrease for subsidiaries and 4% decrease for
equity-accounted entities). Natural gas
decreased by 15% (19% decrease for
subsidiaries and 5% increase for equity-
accounted entities).
There was a net decrease from acquisitions and
disposals of 72mmboe within our US, Trinidad
and North Africa subsidiaries.
Total hydrocarbon production for the group was
2.0% higher compared with 2023. The increase
comprised a 2.1% increase (5.6% increase for
liquids and 0.6% decrease for gas) for
subsidiaries and a 1.4% increase (1.3% increase
for liquids and 2.0% increase for gas) for equity-
accounted entities.

28	bp Annual Report and Form 20-F 2024

Gas & low carbon energy
Gas & low carbon energy segment comprises our gas & low carbon businesses. Our gas business includes regionsa with upstream activities that predominantly produce natural gas, integrated gas and power, and gas trading. Our low carbon business includes solar, offshore and onshore wind, hydrogen and CCS, and power trading. Power trading and marketing includes trading of both renewable and non-
renewable power.

Financial and operating performance
	$ million
	2024	2023	2022[b]
Sales and other operating revenues[c]	32,628	50,297	56,255
Profit before interest and tax	3,569	14,081	14,688
Inventory holding (gains) losses«	—	(1)	8
RC profit before interest and tax	3,569	14,080	14,696
Net (favourable) adverse impact of adjusting items«[d]	3,234	(5,358)	1,367
Underlying RC profit before interest and tax«	6,803	8,722	16,063
Taxation on an underlying RC basis	(2,137)	(2,730)	(4,367)
Underlying RC profit before interest	4,666	5,992	11,696
Depreciation, depletion and amortization	4,835	5,680	5,008
Exploration write-offs	222	362	2
Adjusted EBITDA«[e]	11,860	14,764	21,073
Capital expenditure«
Gas	3,615	3,025	3,227
Low carbon energy	1,596	1,256	1,024
	5,211	4,281	4,251
aThe AGT and Middle East regions have been further subdivided by asset to allow reporting in either gas & low carbon or oil production & operations as appropriate.
b2022 includes bp Bunge Bioenergia. From the first quarter of 2023, bp Bunge Bioenergia is reported within customers
& products.
cIncludes sales to other segments.
dSee page 314 for information on the cumulative impact of FVAEs.
eA reconciliation to RC profit before interest and tax is provided on page 362.

Financial results
Sales and other operating revenues for 2024 are
lower than 2023 due to materially lower trading
results, lower gas prices and lower volumes.
RC profit before interest and tax for 2024 was
$3,569 million compared with $14,080 million
for 2023.
Items which bp has classified as adjusting for
2024 had a net adverse impact of $3,234 million
including adverse fair value accounting effects
(FVAEs)« of $1,550 million, relative to
management’s view of performance, net
impairment charges of $3,004 million, partly
offset by a gain of $1,006 million as a result of
remeasurement of our previously existing
interest and related assets on the step-
acquisition of Lightsource bp (LSbp).
After adjusting RC profit for the net impact of
items which bp has classified as adjusting,
underlying RC profit before interest and tax for
2024 was $6,803 million, compared with $8,722
million for 2023. The decrease reflects a lower
gas marketing and trading result, lower
realizations and lower production partly offset by
a lower depreciation, depletion and amortization
charge and lower exploration write-offs.
Items which bp has classified as adjusting for
2023 had a net favourable impact of $5,358
million including favourable FVAEs of $8,859
million, relative to management’s view of
performance, partially offset by a net impairment
charges.
See Financial statements – Note 4 and Note 16
for further information on net impairment
charges.
Operational update
Reported production for 2024 was 888mboe/d,
4.4% lower than the same period in 2023.
Underlying production« for the full year was 2.8%
lower, mainly due to base decline in Egypt,
partially offset by major projects« ramp-up.
Renewables pipeline« at the end of the year was
60.6GW (bp net), including 38.7GW of LSbp’s
pipeline. The renewables pipeline showed a net
increase of 2.3GW during the year as a result of
the LSbp acquisition (20.5GW), offset by
reductions as a result of high-grading and focus
on proposed hydrogen projects and the US solar
business.
In renewables by the end of 2024 we had
cumulatively brought 8.2GW (bp net) developed
renewables to FID«.
Strategic progress
Gas
In Indonesia, we announced the final investment
decision on the $7 billion Tangguh Ubadari,
carbon capture, utilization and storage (CCUS)
Compression project (UCC), which has the
potential to unlock around 3 trillion cubic feet of
additional gas resources in Indonesia. Tangguh
CCUS aims to be the first CCUS project
developed at scale in Indonesia.
In Trinidad, we have made progress on our
growth projects and high graded our portfolio:
•In June we sanctioned the Coconut project
and in August we agreed to partner with EOG
Resources Trinidad Limited to develop the
Coconut gas field.
• In July, together with our partner NGC, we
were awarded an exploration and production
licence by the Bolivarian Republic of
Venezuela for the development of the cross-
border Cocuina gas discovery.
•In December we completed the sale of four
mature offshore gas fields and associated
production facilities to Perenco T&T.
In Egypt, we completed the formation of a new
joint venture, Arcius Energy (51% bp, 49% XRG).
The JV will initially operate in Egypt, and includes
interests assigned by bp across
two development concessions, as well as
exploration agreements.
In December, we completed a sale of a non-
controlling stake in bp Pipelines TAP Limited,
the bp subsidiary that holds a 20% share in
Trans Adriatic Pipeline AG (TAP), to Apollo-
managed funds.
In January 2025 we announced that we have
begun flowing gas from wells at the Greater
Tortue Ahmeyim (GTA) project off the coast of
West Africa. Once fully commissioned, it is
expected to produce 2.4Mtpa of LNG.
In February 2025 we signed an agreement with
ONGC as the technical services provider for the
largest offshore oil field in India, which accounts
for around 25% of the country's oil production.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	29

Strategic report

LNG portfolio
In April bp and Korea Gas Corporation (KOGAS)
announced the signing of a long-term agreement
to supply up to 9.8Mt of LNG over 11 years on a
delivered ex-ship (DES) basis from 2026. This
builds on the existing long-term sale to KOGAS
and further adds to bp’s global LNG market
presence in key demand regions.
In July bp confirmed it would take 10% interest in
the new ADNOC-operated LNG facility in Abu
Dhabi (Ruwais LNG), further deepening bp’s
longstanding partnership with ADNOC. The
project has planned total LNG production
capacity of 9.6mmtpa.
bp and its partners concluded the restructured
ownership and commercial framework of
Atlantic LNG in Trinidad and Tobago effective 1
October, which allows for an intensified focus on
operational efficiency and reliability and provides
the certainty required for sanctioning the next
wave of upstream gas projects.
See Oil and gas disclosures for the group on
page 318 for more information on oil and gas
operations in the regions.
Low carbon energy
In 2024 we have initiated a significant portfolio
reset of low carbon energy businesses and we
are making strong progress on the programmes
that are driving focus and reducing costs.a
Hydrogen and carbon capture and storage
In 2024 we have refocused our H2CCS business
by reducing the number of projects from 30 to
five to seven high-quality hydrogen/CCS projects
this decade, four of which have taken FID
in 2024:
•In September together with our partner
Iberdrola, we sanctioned construction of a
25MW green hydrogen« project at bp's
Castellón refinery in Spain which is expected
to be operational in the second half of 2026.
•In December financial close was reached for
two major projects in Teesside, UK: the
Northern Endurance Partnership (NEP)
carbon capture and storage project and the
Net Zero Teesside Power (NZT Power)
project.
•We also announced in December the final
investment decision for 100MW Lingen Green
Hydrogen project (see case study, right).
aFrom 2025 we intend to report our biogas business as part of the gas & low carbon energy segment.
Renewables and power
Offshore wind
We have changed our model for offshore wind –
delivering with partners and with external
financing that will be capital-light for bp and
improve our equity returns.
In December we announced our agreement with
JERA Co., Inc. to combine our global offshore
wind businesses to form a new standalone,
equally-owned joint venture JERA Nex bp (see
case study, right).
In December the Japanese government
selected a consortium involving bp, Tokyo Gas,
Marubeni Corporation, Kansai Electric Power
and Marutaka Corporation to build a 450MW
offshore wind farm.
Onshore renewables
In October we completed the acquisition of the
remaining 50.03% interest in LSbp, one of the
world’s leading developers and operators of
utility-scale solar and battery storage assets
operators. LSbp has developed 12GW to date
including 3GW of projects to FID in 2024. In 2024
it also constructed over 2GW with total cost
under budget as well as significantly developing
battery energy storage systems capabilities and
footprint. In February 2025 we announced our
intention to bring a strategic partner into the
business.
In September we announced our plans to sell our
existing US onshore wind energy business, bp
Wind Energy (10 operating wind assets, net total
generating capacity 1.3GW) and aim to bring
together the development of onshore renewable
power projects through Lightsource bp.
Power trading
In August we announced we have completed the
acquisition of GETEC ENERGIE GmbH, a leading
independent supplier of energy to commercial
and industrial customers in Germany. This deal
will accelerate the growth of bp’s European gas
and power presence.

LiDAR buoys help inform offshore wind farm development, Liverpool, UK

Partnering for offshore wind
bp and JERA Co., Inc., Japan’s largest power
generation company, have agreed to set up
a new 50:50 joint venture, JERA Nex bp, that
will become one of the largest global
offshore wind developers, owners and
operators. The joint venture aims to create a
strategic platform for growth by combining
a balanced mix of operating assets and
development projects with total 13GW
potential net generating capacity. Subject to
regulatory and other approvals, we aim to
complete the formation of JERA Nex bp by
the end of the third quarter of 2025.

Green hydrogen in Germany
In December 2024 bp announced the final
investment decision for its 100MW Lingen
Green Hydrogen (LGH2) project in Germany.
It is expected to be bp’s largest industrial
green hydrogen plant and the first that we
will fully own and operate. The project is
expected to produce around 11,000 tonnes
of green hydrogen annually, with
commissioning expected in 2027.

bp’s Lingen refinery, Germany

30	bp Annual Report and Form 20-F 2024

Gas & low carbon energy continued

Estimated net proved reserves and production[a] (net of royalties)
	2024	2023	2022
Estimated net proved reserves (net of royalties)
Crude oil[b] (mmb)	113	128	151
Natural gas liquids (mmb)	1	1	9
Total liquids«[c]	115	129	160
Natural gas[c] (bcf)	6,965	8,635	9,708
Total hydrocarbons«[c] (mmboe)	1,316	1,618	1,834
Of which equity-accounted entities[d]:
Liquids (mmb)	1	—	—
Natural gas (bcf)	196	—	—
Total hydrocarbons (mmboe)	35	—	—
Production (net of royalties)
Crude oilbe (mb/d)	88	96	103
Natural gas liquids (mb/d)	8	9	15
Total liquids (mb/d)	96	105	118
Natural gas (mmcf/d)	4,596	4,778	4,866
Total hydrocarbons (mboe/d)	888	929	957
Of which equity-accounted entities[f]:
Liquids (mb/d)	2	2	2
Natural gas (mmcf/d)	9	—	—
Total hydrocarbons (mboe/d)	4	2	2
Average realizations«[g]
Liquids ($/bbl)	75.37	77.03	89.86
Natural gas ($/mcf)	5.90	6.13	8.91
Total hydrocarbons ($/boe)	38.57	40.21	56.34
aBecause of rounding, some totals may not agree exactly with the sum of their component parts.
bIncludes condensate and bitumen.
cIncludes 1.7 million barrels of total liquids (2.2 million barrels at 31 December 2023 and 3 million barrels at 31 December 2022)
and 219 billion cubic feet of natural gas (430 billion cubic feet at 31 December 2023 and 547 billion cubic feet at 31 December
2022) in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
dbp’s share of reserves of equity-accounted entities in the gas & low carbon energy segment.
e2023 restated, 4mb/d previously reported in NGLs.
fbp’s share of production of equity-accounted entities in the gas & low carbon energy segment.
gRealizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

Renewables

	2024	2023	2022
Renewables (bp net, GW)
Installed renewables capacity«	4.0	2.7	2.2
Developed renewables to FID«	8.2	6.2	5.8
Renewables pipeline	60.6	58.3	37.2
of which by geographical area:
Renewables pipeline – Americas	21.2	18.8	17.0
Renewables pipeline – Asia Pacific	15.1	21.3	11.8
Renewables pipeline – Europe	23.6	14.6	8.3
Renewables pipeline – Other	0.7	3.5	0.1
of which by technology:
Renewables pipeline – offshore wind	9.7	9.3	5.2
Renewables pipeline – onshore wind	6.6	12.7	6.3
Renewables pipeline – solar	44.3	36.3	25.7
Total developed renewables to FID and renewables pipeline	68.8	64.5	43.0

The potential site of NZT Power, UK

Natural gas in Indonesia
bp and its partners approved the $7 billion
Tangguh UCC project in Papua Barat,
Indonesia. This initiative will help unlock
around 3 trillion cubic feet of natural gas
and help meet growing energy demand in
Asia. Through the use of CCUS for
enhanced gas recovery, the project has the
potential to sequester around 15MtCO2 in its
initial phase, reducing overall CO2 emissions
intensity from operations at Tangguh.

Tangguh LNG facility, Papua Barat, Indonesia

Teesside carbon capture milestone
In December 2024, bp and partners reached
financial close on the Net Zero Teesside
Power (NZT Power) and Northern Endurance
Partnership (NEP) projects. NZT Power aims
to be one of the world’s first gas-fired power
stations with carbon capture, and could
generate up to 742MW of flexible,
dispatchable low carbon power and could
capture up to 2MtCO2 annually. NEP will
develop the infrastructure to transport and
store up to an initial 4MtCO2 annually from
three Teesside-based carbon capture projects
within the East Coast Cluster, with the ability
to expand in the future. Both projects are
expected to support thousands of jobs and
help advance the UK's journey to net zero.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	31

Strategic report

Oil production & operations

Oil production & operations segment comprises regions[a] with upstream activities that predominantly produce crude oil, including bpx energy.
Financial and operating performance
	$ million
	2024	2023	2022
Sales and other operating revenues[b]	25,637	24,904	33,193
Profit before interest and tax	10,780	11,191	19,714
Inventory holding (gains) losses«	9	—	7
RC profit before interest and tax	10,789	11,191	19,721
Net (favourable) adverse impact of adjusting items«	1,148	1,590	503
Underlying RC profit before interest and tax«	11,937	12,781	20,224
Taxation on an underlying RC basis	(5,165)	(5,998)	(9,143)
Underlying RC profit before interest	6,772	6,783	11,081
Depreciation, depletion and amortization	6,797	5,692	5,564
Exploration write-offs	544	384	383
Adjusted EBITDA«[c]	19,278	18,857	26,171
Capital expenditure«	6,198	6,278	5,278

aThe AGT and Middle East regions have been further subdivided by asset to allow reporting in either gas & low carbon or oil production & operations as appropriate.
bIncludes sales to other segments.
cA reconciliation to RC profit before interest and tax is provided on page 362.

Financial results
Sales and other operating revenues for 2024
were higher than 2023 mainly due to higher
volumes partially offset by lower realizations.
RC profit before interest and tax for 2024 was
$10,789 million compared with $11,191 million
for 2023.
Adjusting items for 2024 had a net adverse
impact of $1,148 million principally relating to
net impairment charges. See Financial
statements – Note 4 and Note 16 for further
information on net impairment charges.
After adjusting RC profit for the net adverse
impact of adjusting items, underlying RC profit
before interest and tax for 2024 was $11,937
million, compared with $12,781 million for 2023.
The lower profit reflects lower realizations, and
the impact of increased depreciation charges
and higher exploration write-offs, partly offset by
higher volumes.
Adjusting items for 2023 had a net adverse
impact of $1,590 million mainly relating to net
impairment charges. See Financial statements –
Note 4 and Note 16 for further information on
net impairment charges.
Operational update
Reported production for 2024 was 1,470mboe/d,
6.3% higher than the same period of 2023.
Underlying production« for the year was 6.2%
higher compared with the same period of 2023
reflecting bpx energy performance and major
projects« partly offset by base performance.
Strategic progress
•Aker BP announced oil production had started
from the Tyrving field, which is part of the life
extension of the Alvheim field.
•ACG joint venture partners announced the
signing of an addendum to the existing PSA
which enables the parties to progress the
exploration, appraisal, development of and
production from the non-associated natural
gas reservoirs of the ACG field (bp operator
with 30.37% equity).
•Azule Energy completed the acquisition of a
42.5% interest in exploration block 2914A
(PEL85), Orange Basin, offshore Namibia.
•bp sanctioned the Atlantis Drill Center
Expansion in the Gulf of America (bp
share 56%).

Growth in the Permian
In 2024, bp’s US onshore oil and gas
business, bpx energy, achieved its 30-40%
growth target, set for 2025, a year early. And
it brought online Checkmate, its third central
processing facility in the Permian Basin in
April. The electrified facility is designed to
support further production growth for bpx
energy in the basin.

bpx energy, Permian Basin processing facility in Texas, US
•Aker BP was awarded interests in 19 licences

Growth in the Permian
In 2024, bp’s US onshore oil and gas
business, bpx energy, achieved its 30-40%
growth target, set for 2025, a year early. And
it brought online Checkmate, its third central
processing facility in the Permian Basin in
April. The electrified facility is designed to
support further production growth for bpx
energy in the basin.

bpx energy, Permian Basin processing facility in Texas, US
(of which it will operate 16) in the North Sea
and Norwegian Sea (bp 15.9%).
•bp was awarded a licence for two blocks in
the central North Sea, consolidating our
position around our Eastern Trough Area
Project (ETAP) central processing facility.
•The Production Sharing Contract for the
Tupinamba block in Brazil was executed
(bp 100%).
See Oil and gas disclosures for the group on
page 318 for more information on oil and gas
operations in the regions.

32	bp Annual Report and Form 20-F 2024

Oil production & operations continued

Estimated net proved reserves and production[a] (net of royalties)
	2024	2023	2022
Estimated net proved reserves (net of royalties)
Crude oil[b] (mmb)	3,112	3,193	3,380
Natural gas liquids (mmb)	472	426	457
Total liquids	3,584	3,618	3,836
Natural gas (bcf)	7,821	8,836	8,774
Total hydrocarbons« (mmboe)	4,932	5,142	5,349
Of which equity-accounted entities[c]:
Liquids (mmb)	917	1,001	968
Natural gas (bcf)	2,467	2,527	2,394
Total hydrocarbons (mmboe)	1,342	1,437	1,381
Production (net of royalties)
Crude oil[b] (mb/d)	953	910	866
Natural gas liquids (mb/d)	117	100	86
Total liquids (mb/d)	1,070	1,010	952
Natural gas (mmcf/d)	2,318	2,165	1,998
Total hydrocarbons (mboe/d)	1,470	1,383	1,297
Of which equity-accounted entities[d]:
Liquids (mb/d)	272	269	176
Natural gas (mmcf/d)	431	432	436
Total hydrocarbons (mboe/d)	346	343	251
Average realizations«[e]
Liquids ($/bbl)	69.85	72.09	89.62
Natural gas ($/mcf)	2.55	4.17	10.46
Total hydrocarbons ($/boe)	53.96	58.34	82.23
aBecause of rounding, some totals may not agree exactly with the sum of their component parts.
bIncludes condensate and bitumen.
cbp’s share of reserves of equity-accounted entities in the oil production & operations segment. During 2024 gas operations in
Angola, Argentina, Bolivia, Mexico and Norway were conducted through equity-accounted entities.
dbp’s share of production of equity-accounted entities in the oil production & operations segment. 2022 includes bp’s share of production of Russia joint ventures.
eRealizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

Expansion in the Gulf
We took a final investment decision on the
Kaskida project in the US Gulf of America in
July. The floating production platform is
expected to have a capacity of 80,000
barrels of oil per day from six wells in its first
phase. Kaskida will be bp’s sixth hub in the
Gulf of America and production is expected
to start in 2029.

Progress in Azerbaijan
In April we started up oil production from the
Azeri Central East (ACE) platform, as part of
the Azeri-Chirag-Gunashli development in
the Caspian Sea. ACE is bp’s first fully
remotely operated offshore platform. Its
innovative engineering helps automate
labour-intensive processes, supporting safer
and more efficient operations as well as
helping lower operational emissions.

Redevelopment of Kirkuk
On 25 February 2025 bp reached agreement
on all contractual terms with the
government of the Republic of Iraq to invest
in several giant oil fields in Kirkuk providing
for the rehabilitation and redevelopment of
the fields, spanning oil, gas, power and water
with potential for investment in exploration.
The agreement is subject to final
governmental ratification.

ACE platform in the Caspian Sea, Azerbaijan

« See glossary on page 351	bp Annual Report and Form 20-F 2024	33

Strategic report

Customers & products
Customers & products segment comprises our customer-focused businesses, which include

Scaling up biofuels
We took full ownership of bp bioenergy, one
of Brazil’s leading biofuels-producing
companies, in October. The acquisition
means bp now has the capacity to produce
around 50,000 barrels a day of ethanol
equivalent from sugar cane through the
business’s 11 agro-industrial units across
five Brazilian states.

Epic expansion
In 2024 we launched our own line of private
label consumer-packaged products in the
US – epic goods. Initially featuring a few
products, the range expanded to over 50
SKUs by the end of 2024. epic goods is
available in 1,500 locations across our
ampm, TravelCenters of America, Thorntons
brands and many of our franchised
locations, offering a range of nuts, juices and
bottled water.

bp bioenergy, Brazil
convenience and retail fuels, EV charging, as well as Castrol, aviation and B2B and midstream. It also includes our products businesses, refining & oil trading, as well as our bioenergy businesses.

Financial and operating performance
	$ million
	2024	2023	2022
Sales and other operating revenues[a]	155,401	160,215	188,623
Profit (loss) before interest and tax	(2,039)	2,993	10,235
Inventory holding (gains) losses«	479	1,237	(1,366)
Replacement cost (RC) profit (loss) before interest and tax	(1,560)	4,230	8,869
Net (favourable) adverse impact of adjusting items«[b]	4,077	2,183	1,920
Underlying RC profit before interest and tax«	2,517	6,413	10,789
Of which:
customers – convenience & mobility	2,584	2,644	2,966
Castrol – included in customers	831	730	700
products – refining & trading	(67)	3,769	7,823
Taxation on an underlying RC basis	(452)	(1,454)	(2,308)
Underlying RC profit before interest	2,065	4,959	8,481
Depreciation, depletion and amortization	3,957	3,548	2,870
Of which:
customers – convenience & mobility	2,135	1,736	1,286
Castrol – included in customers	176	167	153
products – refining & trading	1,822	1,812	1,584
Adjusted EBITDA«[c]	6,474	9,961	13,659
Of which:
customers – convenience & mobility	4,719	4,380	4,252
Castrol – included in customers	1,007	897	853
products – refining & trading	1,755	5,581	9,407
Capital expenditure«	4,420	5,253	6,252
Of which:
customers – convenience & mobility	2,059	3,135	1,779
Castrol – included in customers	227	262	235
products – refining & trading	2,361	2,118	4,473
aIncludes sales to other segments. bSee page 314 for information on the cumulative impact of FVAEs. cA reconciliation to RC profit before interest and tax by business is provided on page 327.
Financial results
Sales and other operating revenues in 2024
were lower than in 2023, mainly due to lower
product prices.
RC loss before interest and tax for 2024 was
$1,560 million, compared with a profit of $4,230
million for 2023.
Items which bp has classified as adjusting for
2024 had a net adverse impact of $4,077 million
(including adverse fair value accounting effects
of $81 million – relative to management’s view of
performance), of which $1,660 million related to
impairments of assets, which included an
impairment of the Gelsenkirchen refinery and
$1,267 million related to loss on disposal, mainly
related to the Türkiye grounds fuels business
disposal. See Financial statements – Note 4 for
further information on disposals and
impairments.
After adjusting RC loss for the net adverse
impact of items, which bp classified as adjusting,
underlying RC profit before interest and tax
(underlying result) was $2,517 million, compared
with $6,413 million for 2023. The result was
significantly lower, primarily reflecting the impact
of lower refining margins and a lower oil trading
contribution.
Items which bp has classified as adjusting for
2023 had a net adverse impact of $2,183 million
(including adverse fair value accounting effects
of $86 million – relative to management’s view of
performance), of which $1,614 million related to
impairment of assets, which included an
impairment of the Gelsenkirchen refinery.
Customers – the convenience and mobility
underlying result for 2024 was lower than 2023.
The 2024 underlying result benefited from a
continued stronger performance in Castrol,
driven by higher unit margins and volumes and
lower costs. In addition, the continued momentum
in EV charging, convenience and retail fuels

34	bp Annual Report and Form 20-F 2024

Customers & products continued
margins was more than offset by a significantly
weaker European midstream performance driven
by biofuels margins. The contribution of
TravelCenters of America continues to be
impacted by the US freight recession.
Products – the underlying result for 2024 was
significantly lower than 2023. In refining, the
result was lower, primarily due to lower realized
refining margins and the first quarter plant-wide
power outage at the Whiting refinery, partly offset
by a lower impact from turnaround activity. The
contribution from oil trading was also
significantly lower than 2023.
Operational update
bp-operated refining availability« for 2024 was
94.3%, lower compared with 96.1% in 2023,
mainly due to the first quarter Whiting refinery
power outage.
Strategic progress
Convenience & retail fuels
In February 2025, bp completed the acquisition
of fuel and convenience retailer, X Convenience,
expanding its network with the addition of 49
sites in South and Western Australia.
Strategic convenience sites« grew to 2,950,
an increase of more than 100 sites compared
to 2023.
In support of high-grading our retail fuels and
convenience portfolio, in October 2024, bp
completed the sale of Türkiye ground fuels
business to Petrol Ofisi, including the group's
interest in three joint venture terminals in Türkiye
and in November 2024, announced its intention
to sell its mobility and convenience and bp pulse
businesses in the Netherlands, with completion
of the sale by the end of 2025.
In addition:
•In October 2024, bp announced the launch of
earnify, a loyalty programme designed to
provide customers with a seamless,
integrated and rewarding experience,
including exclusive discounts on retail store
products and fuel purchases in around 5,500
bp, Amoco and ampm branded stores across
the US.
aFIA advanced sustainable fuel must achieve at least 65% greenhouse gas emissions savings relative to fossil-derived petrol produced at installations operating since 2021. See 2026 F1 Technical
Regulations for details.
EV charging
EV charging continued to show strong
momentum. Energy sold and EV charge points«
installed in the year grew by around 75% and 35%
respectively, compared to 2023, with charge
points now around 39,100.
bp continued to advance its future network
growth:
•In July 2024 bp signed a deal with Simon
Property Group to install and operate up to
900 ultra-fast charging« bays at up to 75
sites across the US, with initial sites expected
to open to the public in early 2026.
•In September 2024, bp signed a deal with LAZ
parking in the US, to roll-out ultra-fast
charging hubs in 20 cities.
In addition:
•In March 2024 bp acquired the freehold of
one of the largest truck stops in Europe,
Ashford International Truckstop in Kent. The
acquisition presents bp with the opportunity
to help meet the comprehensive needs of
UK and European HGV operators transitioning
to EVs.
•In April, bp opened its first bp pulse branded
Gigahub in Houston, Texas, with 24 ultra-
fast« charge points, building momentum in
our US charging business offering.
Castrol
Castrol continued to diversify beyond its core
lubricants and fluids business under a new
‘Onward, Upward, Forward’ strategy. Establishing
a strong presence as a Data Center liquid cooling
solution provider with continuous expansion to
cover the full range of technology. Strong
collaboration with leading AI Server/Chips
players such as Supermicro and Intel.
In addition:
•In June 2024 Castrol announced an
investment in Gogoro Inc., a global
technology leader in two-wheeler battery-
swapping ecosystems that enable smart
mobility solutions for cities.
•Castrol continued to grow its independent
branded workshops, adding around 4,000
workshops in 2024, compared to 2023, with
workshops now over 38,000 in total.
As announced in February 2025, bp is carrying
out a strategic review of its Castrol business with
the intention of accelerating Castrol’s next phase
of value creation.

Fuelling innovation
In July we announced a new strategic
partnership with Audi for Formula 1. Through
the partnership, we plan to develop the FIA-
specified advanced sustainable fuel[a] for
Audi's 2026 entry into Formula 1 and through
Castrol, we plan to develop lubricants and EV
fluids for Audi's V6 turbo engine and electric
motor and battery. The collaboration also
includes long-term sponsorship, making bp
the first official partner of Audi's future
Formula 1 factory team.

Charging ahead
ADAC, Germany’s leading automobile
association with over 20 million members,
announced Aral pulse, bp’s EV charging brand
in Germany, as their new exclusive EV
charging partner from 1 August. The
partnership supports Aral pulse’s aim to
expand its existing network. Additionally, bp
opened our first standalone Aral EV charging
Gigahub in Mönchengladbach in November
2024, featuring 28 charge points and a 24/7
smart store.

Audi bp partnership

« See glossary on page 351	bp Annual Report and Form 20-F 2024	35

Strategic report

Bioenergy
bp’s Archaea Energy started up nine renewable
natural gas (RNG) landfill plants in 2024, with a
total capacity of more than 10 million mmBtu per
annum. This includes one of its largest Archaea
Modular Design plants in Shawnee, Kansas in
April. Located next to a large private owned
landfill, the Shawnee plant captures landfill gas
and converts it to RNG with a total capacity of
9,600 standard cubic feet. In February 2025 bp
announced its intention to move its biogas
business to the gas & low carbon energy
segment.
In biofuels, bp took full ownership of bp
bioenergy in Brazil in October 2024. In January
2025, bp announced the decision to rephase its
biofuels project in Kwinana, Australia, with the
objective of improving capital productivity. In
addition, as announced in February 2025, bp will
continue to assess options for investment in
standalone biofuels plants, co-located with our
existing refineries with the potential to move one
project to FID by 2027. However, we will only
proceed when project economics are supportive.
In addition:
•In April 2024, bp launched its new
hydrotreated vegetable oil (HVO) bioenergy
brand, marketed as bp bioenergy HVO, and
commencing with roll-out at sites across the
UK and the Netherlands.
•During the fourth quarter bp continued to
progress its strategic plans to access
feedstock for biofuels, announcing a 10-year
agreement with agri-food group MIGASA for
the supply of up to 40,000 tonnes per year of
vegetable oil waste, and announcing a
collaboration with Corteva, with the intent of
forming a JV, on novel feedstocks.
Refining
bp continued to high grade its refining portfolio,
announcing in February 2025 bp’s intention to
market its Ruhr Oel GmbH – BP Gelsenkirchen
operation in Germany for potential sale, including
its refinery in Gelsenkirchen and DHC Solvent
Chemie GmbH in Mülheim an der Ruhr. This is in
addition to bp’s plans, announced in March 2024,
to transform the Gelsenkirchen refinery site by
the end of the decade. The plans include
simplification of the site to improve its
competitiveness, including a controlled reduction
in total production capacity from 2025 and
increased production of lower-emission fuels
using co-processing.
In addition:
•On 19 June 2024 bp completed the sale of its
8.3% shareholding in Channel Infrastructure,
which owns and operates New Zealand’s
Marsden Point fuel import terminal. Our long-
term terminal storage agreements with
Channel Infrastructure to meet bp’s
foreseeable import and supply requirements
are unaffected by the sale of these shares.
•On 1 December 2024, bp completed the sale
of its 50% ownership in the SAPREF refinery
to the South African state-owned entity,
Central Energy Fund SOC Ltd.

36	bp Annual Report and Form 20-F 2024

Other businesses & corporate
Other businesses & corporate comprises technology, bp ventures, our corporate activities & functions and any residual costs of the Gulf of America oil spill. From the first quarter 2022 the results of Rosneft, previously reported as a separate segment, are also included in other businesses & corporate. For more information see Financial statements – Note 1 Significant accounting policies, judgements, estimates and assumptions – Investment in Rosneft.

Financial and operating performance
	$ million
	2024	2023	2022
Sales and other operating revenues[a]	2,290	2,657	2,299
Profit (loss) before interest and tax	(988)	(903)	(26,737)
Inventory holding (gains) losses«	—	—	—
Replacement cost (RC) profit (loss) before interest and tax	(988)	(903)	(26,737)
Net (favourable) adverse impact of adjusting items«[b]	380	37	25,566
Underlying RC profit (loss) before interest and tax«	(608)	(866)	(1,171)
Taxation on an underlying RC basis	292	322	439
Underlying RC profit (loss) before interest	(316)	(544)	(732)
Depreciation, depletion and amortization	1,033	1,008	876
Capital expenditure«	408	441	549
aIncludes sales to other segments. bSee page 314 for information on the cumulative impact of FVAEs.
Financial results
RC loss before interest and tax for 2024 was
$988 million, compared with $903 million
for 2023.
Adjusting items for 2024 had a net adverse
impact of $380 million. Adjusting items include
impacts of fair value accounting effects, which
had an adverse impact of $221 million.
Adjusting items for 2023 had a net adverse
impact of $37 million. Adjusting items include
impacts of fair value accounting effects, which
had a favourable impact of $630 million.
Adjusting items also include impacts of
environmental charges, which had an adverse
impact of $604 million.
After adjusting RC loss for the adjusting items,
underlying RC loss before interest and tax for
2024 was $608 million, compared with a loss of
$866 million for 2023, mainly reflecting increased
interest income.
Strategic progress
We continued to invest in a portfolio of
technology businesses, which we see as having
the potential for high growth, through bp
ventures. Strategically significant investments
made through 2024 include:
•In May bp ventures announced the
investment of $10 million in Hysata to expand
the production of its high efficiency
electrolyser technology.
•In December, bp invested in Snowfox
Discovery Ltd alongside co-investors Rio
Tinto and Oxford Science Enterprises.
Snowfox Ltd is a natural hydrogen exploration
company, whose mission is to unlock the
potential of natural hydrogen to contribute to
a net zero future.
•In December, bp ventures announced an
investment into Oxford Flow alongside
Energy Impact Partners. Oxford Flow
engineers and manufactures unique valve
technology designed to be more reliable
and cost-effective.
•In December, bp ventures invested in India’s
leading intercity bus platform, Zingbus, to
scale operations and work to electrify India’s
intercity bus routes. Zingbus’ platform is
designed to make intercity travel more
affordable, accessible and reliable.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	37

Strategic report

Other businesses & corporate excluding Rosneft
	$ million
	2024	2023	2022
Profit (loss) before interest and tax	(988)	(903)	(2,704)
Inventory holding (gains) losses	—	—	—
Replacement cost (RC) profit (loss) before interest and tax	(988)	(903)	(2,704)
Net (favourable) adverse impact of adjusting items	380	37	1,533
Underlying RC profit (loss) before interest and tax	(608)	(866)	(1,171)
Taxation on an underlying RC basis	292	322	439
Underlying RC profit (loss) before interest	(316)	(544)	(732)

Rosneft
	$ million
	2024	2023	2022
Profit (loss) before interest and tax	—	—	(24,033)
Inventory holding (gains) losses	—	—	—
Replacement cost (RC) profit (loss) before interest and tax	—	—	(24,033)
Net (favourable) adverse impact of adjusting items	—	—	24,033
Underlying RC profit (loss) before interest and tax	—	—	—
Taxation on an underlying RC basis	—	—	—
Underlying RC profit (loss) before interest	—	—	—

	2024	2023	2022
Estimated net proved reserves (net of royalties) (bp share)
Crude oil[a] (mmb)	—	—	—
Natural gas liquids (mmb)	—	—	—
Total liquids«	—	—	—
Natural gas (bcf)	—	—	—
Total hydrocarbons« (mmboe)	—	—	—
Production[b] (net of royalties)
Crude oil[a] (mb/d)	—	—	144
Natural gas liquids (mb/d)	—	—	—
Total liquids (mb/d)	—	—	144
Natural gas (mmcf/d)	—	—	238
Total hydrocarbons (mboe/d)	—	—	185
aIncludes condensate.
b2022 reflects bp's estimated share of Rosneft production for the period 1 January to 27 February only. The estimated share of production for that period has been averaged over the full year.

38	bp Annual Report and Form 20-F 2024

Sustainability
Sustainability at bp
Our sustainability frame underpins the delivery of our strategy. It focuses on three areas – getting to net zero, improving people’s lives and caring for our planet.
In February 2025, as part of our strategy reset, we announced we would simplify the aims we have set as part of our sustainability frame to focus on the areas that we believe are most relevant to bp’s long-term success. We now have five aims: net zero operations«, net zero sales«, people, biodiversity and water. In some areas we have retired aims we had previously set; however, in many cases work continues in those areas. We provide an update on our actions on those aims, and our wider progress in relation to embedding sustainability, in our latest Sustainability Report bp.com/sustainability.
Sustainability aims

Net zero operations	Net zero sales	People	Biodiversity	Water

Our aim is to reach net
zero« by 2050 or sooner
for Scope 1 and 2
emissions within bp’s
operational control[a],
including by maintaining
‘near-zero’ methane
intensity« across our
operated producing assets,
enabled by supportive
government policies.

Our aim is to reduce to net
zero the average lifecycle
carbon intensity of the
energy products« we sell
by 2050 or sooner, enabled
by supportive government
policies and the
decarbonization of
energy demand.
		Our aim is to support our employees and local communities through the energy transition.	Our aim is to support biodiversity where we operate[b].	Our aim is to reduce our net freshwater use in stressed catchments where we operate.

See below	See page 39	See page 60	See page 60	See page 60

Reporting on sustainability
In this section, we cover selected sustainability issues along with information in the following areas:
•Performance on our net zero aims, see page 38
•Climate-related financial disclosures, see pages 42-55
•Our approach – safety, ethics and compliance, our people, ‘Who we are’ (our beliefs), see pages 56-60

Net zero
Our ambition remains to be a net zero company
by 2050 or sooner, and to help the world get to
net zero.
We have retired some of our previous net zero
aims and are focusing our aims on the two areas
that we believe are most relevant to our long-
term success and to achieving our overall net
zero ambition. These are: net zero operationsc
and net zero sales. Both of these aims make
explicit what is needed to enable their delivery –
and the delivery of the associated interim targets
and aims. Our future business and investment
decisions, intended to facilitate delivery of our
strategy and investor proposition, will also affect
the outcomes for these aims.
We believe our net zero ambition and aims, taken
aOn a CO2e basis.
bAt our new in-scope bp-operated projects and major operating sites.
cThis aim is a combination of bp’s previous net zero aims (‘aim 1’ and ‘aim 4’).
dDue to rounding some totals may not equal the sum of their component parts. This does not affect the underlying values.
together, are consistent with the goals of the
Paris Agreement.
By setting a path that enables us to make a
positive contribution, working to build out and
participate in many of the new energy value
chains the world will need, our ambition and aims
support the world’s progress towards the Paris
Agreement.
We provide updates on some retired net zero
aims as follows: net zero production« page 39,
investment in transition page 39, advocacy page
39, incentivizing employees page 59, and our
participation in trade associations page 60.
Net zero operations TCFD
Our aim is to reach net zero by 2050 or sooner
for Scope 1 and 2 emissions within bp’s
operational control.
Our interim target is a 20% reduction in our
Scope 1 and 2 operational emissions by the end
of 2025 against the 2019 baseline. Our current
outlook for the end of 2030 is a reduction of
around 45% against the baseline.
Informed by this outlook, and the assumptions
underpinning it, which may change over time,
we have adjusted our previous 50% reduction
aim for the end of 2030 to a range of 45-50%,
against the 2019 baseline of 54.5MtCO2e. Our
methane intensity target remains 0.20% by the
end of 2025.
Scope 1 and 2 emissions
Our combined Scope 1 and 2 emissions were
33.6MtCO2e – a decrease of 38% from our 2019
baseline. The total decrease includes 18MtCO2e
attributable to divestments and 5.4MtCO2e in
emissions reductions activity.
In 2024 our Scope 1 (direct) emissions were
32.8MtCO2e – an overall increase from
31.1MtCO2e in 2023. Of these Scope 1
emissions, 31.4MtCO2e were from carbon
dioxide and 1.5MtCO2e from methaned. The
increase was due to project ramp-ups,
operational growth in our low carbon businesses
and some temporary operational changes such
as turnaround activity and operational issues.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	39

Strategic report

These were partially offset by the delivery of

Average carbon intensity of sold energy products (gCO2e/MJ)cd
	2024	2023	2022	2021	2020	2019
Average carbon intensity of sold energy products	79	80	81	81	81	84
Oil/refined products	91	91	92	92	93	95
Gas/NGLs	67	67	67	67	67	68
Bioproducts[e]	41	44	43	44	44	47
Power/heat[f]	50	56	29	27	33	28
emissions reduction projects.
In 2024 our Scope 2a (indirect) emissions,
decreased by 0.2MtCO2e, to 0.8MtCO2e,
compared with 2023. The continued use of lower
carbon power agreements and a project at our
Gelsenkirchen refinery to replace imported steam
from a coal-fired power plant with steam
produced in our own gas-fired boilers contributed
to this decrease.
We report our Scope 1 and 2 emissions on an
operational control and equity share basis in the
bp ESG Datasheet 2024.

bp.com/ESGdata
Methane
In 2024, we started reporting on the basis of our
new methane measurement approach across
our major operated upstream oil and gas assets.
Using this approach, our methane intensity was
0.07% in 2024 (2023 0.05%b). Methane
emissions from our upstream« operations used
to calculate this methane intensity were 46kt in
2024 (31kt in 2023b).
The higher emissions and intensity in 2024 are
primarily from flaring due to operational issues in
our Tangguh operations and increases as a
result of a temporary operating mode, which
were quantified as a result of improvements in
our measurement methodology. Our real-time
methane emissions data, together with our
increased technical understanding of methane in
flares allowed us to identify this abnormal
situation in Tangguh, but, generally, analysis of
our 2024 measured data shows that overall
methane emissions from upstream operational
flaring were lower than previously reported using
conventional methodologies (including those
mandated by some countries). Marketed gas
volumes increased by 8.5% to 3,614bcf in 2024.
We continue to work to reduce operational
methane emissions. We remain on track to
reach zero routine flaring by 2030 in line with
our aim under the World Bank’s Zero Routine
Flaring Initiative.
Net zero sales TCFD
Our aim is to reduce to net zero the average
aScope 2 emissions on a market basis.
bIn 2024 reported absolute methane emissions from upstream major oil and gas processing sites are based on our new measurement approach. Prior to 2024 these emissions were calculated using a different methodology and therefore the methane intensity reported in those years and calculated using that data does not directly correlate to progress towards delivering the 2025 target. Prior year data is provided for information purposes, and we do not seek to directly compare prior years.
cPreviously reported figures for the period 2019-2023 have been restated to update the 2019 baseline and the years 2020-2023 in line with the updated methodology for the net zero sales metric. For more detail on how this metric is calculated see the Basis of Reporting: bp.com/basisofreporting.
dThe aggregate lifecycle emissions and energy values used in the calculation of the average lifecycle carbon intensity of sold energy products« are provided in the bp ESG Datasheet 2024.
eIncludes biofuels and biogas.
fCovers all power, including renewable and non-renewable.
gCommodity groups in 2024 are Oil/Refined Products, Gas/NGLs, Biofuels, Biogas, Power/Heat.
hOn the updated methodology basis.
iIn February 2025 bp announced that we have retired the concept of transition growth« engines going forward.
jExcludes deferred consideration for 2024 acquisition of bp bioenergy in 2025.
lifecycle carbon intensity of the energy
products« we sell by 2050 or sooner. We are
targeting a reduction in intensity of 5% by the end
of 2025. Informed by our strategy reset, and a
range of assumptions, we are aiming for an
8-10% reduction by the end of 2030 compared to
the 2019 baseline. This is an adjustment to
our previous aim of 15-20% against the 2019
baseline.
We have updated our net zero sales
methodology to follow a net volume accounting
approach, guided by Ipieca’s sectoral guidance
(2016) for Scope 3 reporting. The approach
focuses on identifying the point, for bp, where the
largest amount of sold energy products is
transferred within a given commodity’s value
chaing. We believe this will better reflect and
track our strategic progress over time, see
bp.com/basisofreporting.
In 2024 the average carbon intensity of our sold
energy products« was 79gCO2e/MJh. This
represents a 6% reduction from our 2019
baseline, driven by improvements in the well to
tank (WTT) emissions of sold products and
changes in the sold product mix, which have
included strategic investment activities such
as the addition of a signification retail power
volume as a result of the EDF Energy Services
acquisition in 2022 in the US.
Net zero production and
transition investment
We have retired our aim related to the estimated
Scope 3 (category 11) emissions from the
carbon in our upstream oil and gas production«.
The estimated Scope 3 emissions from the
carbon in our upstream oil and gas production
were 322MtCO2 in 2024 – an 11% reduction
relative to our 2019 baseline and a slight
increase from 315MtCO2 in 2023. This increase
was mainly associated with an increase in
underlying production due to the ramp-up of
major projects« and higher asset performance.
We have retired our aim for more investment into
the transition. In 2024 transition growth
investment« i was $3.7 billion, compared
with $0.6 billion in 2019 and $3.8 billion in 2023.
It represents around 23% of total capital
expenditure« in both 2023 and 2024, compared
with around 3% in 2019.
Our disciplined approach to capital investment
means that individual investments will be made
when we consider there to be a clear and
compelling business case, in line with our
balanced set of investment criteria, see page 20.
We will continue to provide guidance on a

Khazzan gas field, Oman
periodic basis about production volumes and our
capital frame. As announced in February 2025,
we now expect to invest between $1.5-2.0 billion
per year through 2027j in what we now refer to
as our transition businesses« TCFD.
Advocacy related to net zero
While we have retired our previous advocacy aim,
our work in 2024 focused on several themes in
support of our net zero ambition, including
carbon pricing, and policy frameworks that
support growth in low carbon hydrogen, carbon
capture and storage (CCS), renewables,
decarbonizing transport (including EV charging)
and bioenergy.
We publish examples of our activity online at
bp.com/advocacyactivities.

Key
TCFD	TCFD Recommendations and Recommended Disclosures

40	bp Annual Report and Form 20-F 2024

Sustainability continued
Net zero aims 2024 performance

Aims	Measure/coverage	2024 performance	2025 targets	2030 aims	Aims for 2050 or sooner

Net zero operations«	Scope 1 and 2«	38%[a]	20%[a]	45-50%[a]	Net zero«

Net zero production«	Scope 3«	11%[a]	–

Net zero sales«	Average lifecycle carbon intensity[b]	6%cd	5%[d]	8-10%[d]	Net zero«

Reducing methane	Methane intensity«	0.07%[e]	0.20%	Now embedded into net zero operations

More $ into transition	Transition growth investment«	$3.7bn	–
aReduction in absolute emissions against 2019 baseline.
bAverage lifecycle carbon intensity of our sold energy products«.
cPreviously reported figures for the period 2019-2023 have been restated to update the 2019 baseline and the years 2020-2023 in line with the updated methodology for the Net zero sales metric. For more detail on how this metric is calculated see the Basis of Reporting: bp.com/basisofreporting.
dReduction in the average lifecycle carbon intensity of sold energy products against the 2019 baseline. The percentage change is calculated from the source data instead of the rounded carbon intensity number.
eIn 2024 reported absolute methane emissions from upstream major oil and gas processing sites are based on our new measurement approach. Prior to 2024 these emissions were calculated using a different methodology and therefore the methane intensity reported in those years and calculated using that data does not directly correlate to progress towards delivering the 2025 target. Prior year data is provided for information purposes, and we do not seek to directly compare prior years.

Streamlined energy and carbon reporting (SECR) information

Further information on our greenhouse gas (GHG) emissions, energy consumption and energy efficiency is set out here and on the following page.
It includes disclosures in respect of the SECR requirements. Further breakdown of our GHG and energy data is available in the bp ESG Datasheet
2024 at bp.com/ESG.

Operational controlab	Unit	2024	2023	2022
Scope 1 (direct) emissions	MtCO2e	32.8	31.1	30.4
UK and offshore	MtCO2e	1.0	1.0	1.0
Global (excluding UK and offshore)	MtCO2e	31.8	30.1	29.4
Scope 2 (indirect) emissions – location-based	MtCO2e	2.4	2.0	2.1
UK and offshore	MtCO2e	0.02	0.02	0.02
Global (excluding UK and offshore)[c]	MtCO2e	2.4	1.9	2.0
Scope 2 (indirect) emissions – market-based	MtCO2e	0.8	1.0	1.4
UK and offshorede	MtCO2e	0.02	0.0	0.0
Global (excluding UK and offshore)[f]	MtCO2e	0.8	1.0	1.4
Energy consumptiongb	GWh	129,872	124,770	121,697
UK and offshore	GWh	4,526	4,688	4,376
Global (excluding UK and offshore)	GWh	125,347	120,082	117,321
Ratio of Scope 1 (direct) and Scope 2 (indirect) emissions to gross production[h]	teCO2e/te	0.16	0.16	0.15
UK and offshore	teCO2e/te	0.13	0.13	0.12
Global (excluding UK and offshore)	teCO2e/te	0.16	0.16	0.15

a  Operational control data comprises 100% of emissions from activities operated by bp, going beyond the Ipieca guidelines by including emissions from certain other activities such as contracted drilling activities. Read more at bp.com/basisofreporting.
b  Due to rounding, some totals may not agree exactly to the sum of their component parts.
c  2022 restated due to IEA emission factor library update.
d  2023 reflects REGOs that had not been retired at the time of publication but are expected to be retired subject to business decisions at the end of the compliance period 31 July 2024.
e  2024 reflects REGOs that had not been retired at the time of publication but are expected to be retired subject to business decisions at the end of the compliance period 31 July 2025.
f  2022 restated due to consistency of rounding.
g  Energy content of flared or vented gas is excluded from energy consumption reported as although it reflects loss of energy resources, it does not reflect energy use required for production or manufacturing of products.
h  Gross production comprises upstream production, refining throughput and petrochemicals produced.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	41

Strategic report

Streamlined energy and carbon reporting (SECR) information

Energy efficiency measures
Operational efficiency
We take a portfolio view of our project
improvement activities at individual sites.
This allows us to prioritize the most effective
projects, supporting energy efficiency,
reduced carbon emissions, and lower costs.
During 2024 we completed energy efficiency
reviews in three production regions:
Azerbaijan, Georgia and Türkiye, Trinidad and
Tobago, and the Gulf of America, US. We
started an energy efficiency programme in
our refining business, and two refineries,
Whiting, US and Rotterdam, Netherlands, have
completed it. We expect to complete reviews
for the remaining production regions and
refineries in 2025. Identified opportunities will
be advanced through our existing business
processes and plans that support our net
zero ambition.
In 2024, a total of 27 new emission
reduction projects contributed to reductions
of 0.42MtCO2e. This is in addition to the
172 emissions reduction projects and the
associated reduction of 0.9MtCO2e in 2023.
These projects are tracked based on GHG
reductions and include energy efficiency
improvements.
Emission reduction projects implemented by
our businesses in 2024, included low carbon
energy consumption projects, which delivered
102ktCO2e in emissions savings. These
reductions were primarily delivered in bpx
energy, US and included electrification
projects and installation of solar pumps.
Emission savings of ~262ktCO2e were
achieved through energy efficiency
improvements in production processes and
flaring process optimization projects during
2024. These included:
•Our Gelsenkirchen refinery replaced
imported steam from a coal-fired power
plant with steam produced in our own gas-
fired boilers, reducing emissions by
19ktCO2e.
•bpx energy’s central distribution projects,
Karnes and Bingo, enabled
decommissioning of legacy natural gas-
driven equipment, resulting in reduced
flare volumes and the switch from natural
gas to instrument air in pneumatic
devices.
•Restoration of cooling water infrastructure
at Cherry Point to reliably meet refinery
needs and improve the efficiency of
compressor operations.

Other types of reduction projects delivered
a total reduction of 56ktCO2e, including
the hydrocracker improvement project at
Cherry Point, US, which saved 26ktCO2e
of emissions.
As part of managing energy efficiency, we
take a portfolio-wide approach to assessing
and prioritizing spinning reserve reduction
opportunities. Spinning reserve involves
running additional power generation
machines to provide an excess of energy
supply. This can help to protect production
from plant vulnerabilities, including power
generation reliability. Reducing spinning
reserve can increase exposure to power
fluctuations for production. We take a risk-
based approach when considering reducing
the number of running machines. This
allows bp to realize emissions and
maintenance cost reductions from fewer
running machines, while managing the
associated production risk.
bp is involved in several external groups
working on energy efficiency, including the Oil
& Gas Climate Initiative (OGCI), the
International Association of Oil & Gas
Producers (IOGP) and Energy Star. We
continue to run an annual training course for
new chemical engineers, which includes
energy efficiency upskilling, and we offer GHG
emissions and energy efficiency training for
more experienced engineers and
practitioners.
Reporting methodology
Our approach to reporting GHG emissions
broadly follows the Ipieca, API, IOGP
Petroleum Industry Guidelines and the GHG
Protocol for Reporting GHG Emissions. We
calculate GHG emissions based on fuel
consumption and fuel properties for major
sources, such as flares.
We report CO2 and methane. We do not
include nitrous oxide, hydrofluorocarbons,
perfluorocarbons and sulphur hexafluoride as
they are not material to our operations.
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

Ratio of Scope 1 and Scope 2
emissions to gross production
bp reports a ratio of Scope 1 and Scope
2 emissions to gross production, see the
SECR table on page 40. This covers all
our Scope 1 and Scope 2 emissions on
an operational control boundary basis
and uses gross operated sales from our
operated oil and gas facilities, refinery
throughput and petrochemicals
produced. The denominator uses output
from production businesses, refineries
and petrochemical facilities, which
account for 96% of total operated
emissions. The intensity ratio has
remained the same as 2023.
The ratio provided in the SECR table
uses production and throughput from
our operated upstream, refining and
chemicals businesses as a measure of
output which can be consistently
reported against. We report data on a
consolidated basis in the Annual Report
and Form 20-F and this differs to the
production and throughput used for the
ratio in the SECR table, which aligns with
the operational control boundary basis.

42	bp Annual Report and Form 20-F 2024

Climate-related financial disclosures[a]
We support the recommendations of the Task Force on Climate-related Financial Disclosures
(TCFD), established by the Financial Stability Board to improve the reporting of climate-related risks and opportunities.
We want to continue to work constructively with
the IFRS Foundation’s International Sustainability
Standards Board (ISSB) and others as they
develop good practices and standards for
transparent climate-related reporting.
In 2024 we continued to engage with the World
Business Council for Sustainable Development
(WBCSD) in relation to its ongoing ’Climate
Scenario Analysis Reference Approach for
Companies in the Energy System’. Read about
how we have used the WBCSD Scenario
Catalogueb to inform our own scenario analysis
on page 53.
TCFD statement
We report in line with the FCA Listing Rule
UKLR 6.6.6R(8), which requires us to report on
a ‘comply or explain’ basis against the TCFD
Recommendations and Recommended
Disclosures in respect of the financial year
ended 31 December 2024c.
We consider our climate-related financial
disclosures to be consistent with all of the
TCFD Recommendations and Recommended
Disclosures and that they are therefore
compliant with UKLR 6.6.6R(8). We have set
out our disclosures against each TCFD
Recommended Disclosure and in doing so have
covered both the Recommended Disclosure and
the related Recommendationd. We have made
disclosures that take into consideration
references made to the materiality of information
in the Recommendations related to Strategy and
Metrics and Targets. In determining materiality
for these purposes, we considered whether
particular information may have the potential to
influence the economic decisions of our
shareholders. We have also, where appropriate,
considered the TCFD guidance and other
supporting materials referred to in the UK Listing
Rulese. In the Strategy (b) section on page 47, we
describe elements of our plans for the transition
to a lower carbon economy as we execute
our strategy.
As explained on page 10, we consider our
strategy to be consistent with the goals of the
Paris Agreement.
The strategy has been developed taking into
consideration, among other things, the bp Energy
Outlook 2024 scenarios (described on page 7),
which take account of climate commitments and
pledges made by countries in which we operate
alongside a range of other factors.
In preparing our disclosures we have made
several judgements, and while we are satisfied
that they are consistent with the TCFD
Recommendations, Recommended Disclosures
and reporting requirements under the UK CFD
Regulations, we will continue to monitor
guidance as it evolves and consider opportunities
to enhance our disclosures.
Governance

TCFD Recommendation: Disclose the organization’s governance around climate-related issues and opportunities.

Recommended Disclosure: a. Describe the board’s oversight of climate-related risks and opportunities. b. Describe management’s role in assessing and managing climate- related risks and opportunities.

The board’s role
One of the core roles of the board is to promote
the success of the company for the benefit of its
shareholders as a whole while having regard to
various factors, including the interests of our
other stakeholders and the impact of our
operations on the environment and the
communities where we operate.
In performing this role, the board sets and
monitors bp’s strategy. It is responsible for
monitoring bp’s management and operations
and obtaining assurance about the delivery of
its strategy.
Any changes to the company’s purpose, strategy
and values (which we call ‘Who we are’) are
reserved for the board for approval in
accordance with the board-approved corporate
governance framework.
The board’s responsibilities extend to oversight
of bp’s internal control and risk management
framework, including climate-related risks
and opportunities, as set out in the terms of
reference of the board, available online at
bp.com/governance.
The board considers that our strategy allows bp
to be flexible to adapt to the evolution of the
external environment, including market changes,
to remain consistent with the Paris goals, see
page 21.
The board and its committees have oversight of
climate-related issuesf, which include climate-
related risks and opportunities. Related board
and committee activities are set out within the
board activities section and committee reports
respectively, which can be found on the pages
detailed in the table on page 43.
Climate-related risks and opportunities were
discussed at each board meeting covering
strategy in 2024, and the committees considered
climate-related issues where appropriate to do so
in fulfilling their responsibilities. Oral reports from
each of the committee chairs are given at board
meetings to keep the board apprised of the
relevant matters discussed including, where
applicable, climate-related risks and opportunities.
Our company secretary’s office manages the
process by which board and committee agendas
are set and works closely with teams in bp to
develop materials that assist the board to
discharge its responsibilities, including in respect
of climate-related issues.
The board also reviewed documents containing
climate-related disclosures – including these
TCFD disclosures.
aThis section provides disclosures pursuant to the FCA Listing Rule UKLR 6.6.6R(8) and in line with the Companies (Strategic Report) (Climate-related Financial Disclosure) Regulations 2022 (The UK
CFD Regulations). In the main, we consider our TCFD disclosures achieve UK CFD compliance. Where additional information has been provided beyond our TCFD disclosures to achieve compliance with the CFD Regulations, this has been specifically called out.
bOur 2024 analysis used data from the WBCSD Climate Scenario Catalogue version 3.0, published on 16-05-2024 and downloaded on 13-11-2024.
cIn considering the consistency of our disclosures with the TCFD Recommendations and Recommended Disclosures we have had regard to, among other things, the documents referred to in UKLR
6.6.8G and 6.6.9G, as applicable to the financial year 2024.
dIn preparing the disclosures we have referred to the TCFD implementation guidance ’Annex: Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures (October
2021)’, available from fsb-tcfd.org/publication.
eUKLR 6.6.8G and UKLR 6.6.9G.
fWe interpret the term ’climate-related issues’ to relate primarily to those climate-related risks and opportunities for bp that are relevant to the delivery of long-term shareholder value in the context of the low carbon transition.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	43

Strategic report

Learning and development
The board continues to develop its knowledge and expertise on climate-related and sustainability matters. For example, in 2024, the board took part in the following:

Renewables and power update	Included recent progress on, and plans for, offshore wind. Update provided to assist the board in remaining abreast of key energy transition risks and opportunities.
Hydrogen and carbon capture and storage transition growth« engine update
Update provided on bp-led projects including the Northern Endurance Partnership, Net Zero Teesside Power and
H2Teesside. Assisted the board in remaining abreast of key energy transition risks and opportunities.

Energy and economic update
The briefing was given by our chief economist on developments shaping the key political and societal trends currently affecting the energy transition, in advance of publication of the bp Energy Outlook 2024 in July 2024.
Briefing assisted the board in remaining abreast of key developments.

The board is due to receive further updates on
bp’s strategic process and sustainability frame
in 2025.
Climate and sustainability expertise
The board believes its members possess the
necessary expertise related to climate change
and sustainability to support the group’s
strategy. In particular, six of our non-executive
directors have specific climate change and
sustainability expertise, as set out below.
This determination is based on an assessment of
their background and experience, with a focus on
their background in the energy sector, experience
in executive roles and depth of experience in
sustainability and climate change, including
climate-related risks and opportunities.
For more general director skills information, see
page 71.
•Dame Amanda Blanc is the current serving
CEO at Aviva plc and has held several
executive roles across the industry. She was
co-chair of the UK Transition Taskforce and
Principals Group Member of Glasgow
Financial Alliance for Net Zero (GFANZ).
•Helge Lund has extensive experience in the
energy sector and deep knowledge and global
experience including stakeholder
considerations regarding climate change risk
and opportunities. He has chaired the board
through the development of bp’s strategy and
net zero ambition and continues to have
oversight of the delivery of that strategy. He
served as a member of the UN Secretary-
General’s Advisory Group on Sustainable
Energy from 2011 to 2014.
•Melody Meyer has deep-rooted operational
experience in the energy sector which equips
her to advise on climate-related risks and
opportunities. She has chaired bp’s safety
and sustainability committee since November
2019, which oversees the implementation
of bp’s sustainability frame and net
zero ambition.
•Hina Nagarajan has over 30 years’ experience
in senior roles within the customer-focused
FMCG sector. As CEO of United Spirits
Limited (Diageo plc’s listed Indian subsidiary),
she has overseen the implementation of
Diageo India’s 10-year ESG action plan, and
its Society 2030 mission, in addition to a
number of other sustainability initiatives.
•Satish Pai has extensive experience in the
resource and energies industries. He is
managing director of metals company,
Hindalco Industries Limited, and leads the
company’s Sustainability Board in overseeing
sustainability initiatives – such as sustainable
mining practices, energy conservation and
recycling. He has served on the bp safety and
sustainability committee since March 2023.
•Johannes Teyssen brings CEO experience
from his time at EoN, where under his
leadership, it split its hydrocarbons and non-
hydrocarbons businesses – giving him
significant experience of considering climate-
related risks and opportunities. He has sat on
bp’s safety and sustainability committee
since 2021. He is a director of Alpiq Holding
AG, a Swiss energy services provider and
electricity producer in Europe.

Board and committees’ consideration of climate-related issues For examples from the year ended 31 December 2024, see the text indicated with TCFD on the pages set out below.
The board

pages 76-77
Safety and sustainability committee

pages 80-81
Audit committee

pages 82-85
Remuneration committee

pages 88-110

44	bp Annual Report and Form 20-F 2024

Climate-related financial disclosures continued
The role of management
The board, subject to certain conditions and
limitations, delegates day-to-day management of
the business of the company to the CEO. The
CEO is responsible for proposing bp’s strategy
and annual plan to the board for approval and
leading the bp leadership team in delivering bp’s
strategy and annual plan.
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
The assessment and management of climate-
related risks and opportunities are embedded
across bp at various levels and delegated
authority flows down from the board through the
CEO. See page 61 for more information on risk
governance and oversight.
2024 activity
Where considered appropriate, climate-related
risks and opportunities were discussed at bp
leadership team meetings in 2024 as part of
regular business performance updates prepared
for these meetings.
The bp leadership team provides oversight of
risk, including climate-related risk, through the
various committees described on page 61. They
are informed about and monitor emerging risks
over the short, medium and longer-term via
emerging risk papers produced by our SVP
treasury. Members of the leadership team
receive information on the longer-term risks and
opportunities associated with the energy
transition via updates produced by our chief
economist. These papers are shared with
the board.
SVP level and beyond
The bp leadership team is supported by bp’s
senior-level leadership and their respective
teams, with dedicated business and functional
expertise focused on climate-related risks and
opportunities or on matters which may be
affected by such risks and opportunities. This
includes: health, safety, environment and carbon;
risk; and strategy and sustainability (which
includes our carbon ambition, policy and
economics teams). Alignment between group,
business and functional leaders is fostered
through other meetings, such as the TCFD
working group which leads the preparation of
bp’s TCFD disclosures.
Management consideration of climate-related risks and opportunities is organized as follows:

Resource commitment meeting
Forum for approval of investments related to existing and new lines of business above $250 million or $25 million for acquisitions, or which exceed the relevant EVP financial authority, and any project considered strategically important such as a new market entry, see page 21.

Group sustainability committee
Provides oversight, challenge and support in the implementation of bp’s sustainability frame and the management of potentially significant non-operational sustainability (including climate-related) risks and opportunities. It met four times in 2024. During 2024 the committee considered progress embedding sustainability, performance against targets and bp’s position on certain strategic sustainability issues that present risks or opportunities to delivery. This committee is chaired by the
EVP strategy, sustainability & ventures (SS&V) and comprises members of the bp leadership team.
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

Group financial risk committee
Monitors the effectiveness of bp’s financial reporting, systems of internal control and financial risk management, namely material group financial risks. Where appropriate, it considers the planned approach to assurance and verification of non-financial reporting ahead of updating the audit committee.

Acquired businesses
Integration plans are developed to transition acquired businesses into bp’s system of internal control, over an appropriate timeframe.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	45

Strategic report

Climate governance: management of climate-related matters
As at 1 January 2025
bp board level

Board	Safety and sustainability committee	Audit committee	People, culture and governance committee	Remuneration committee

EVP level

CEO	Group sustainability committee Chair: EVP SS&V	Resource commitment meeting Chair: CEO	Group operational risk committee Chair: CEO	Group financial risk committee Chair: CFO

bp leadership team

SVP level

Sustainability forum Chair: SVP sustainability Focuses on sustainability plans and progress.		Production & operations carbon table Chair: SVP HSE & carbon, P&O Focuses on the delivery of lower carbon plans in P&O – particularly in relation to net zero aims.		Issues and advocacy meeting Chair: SVP external affairs, C&EA Focuses on policy and advocacy issues, including those related to climate matters.

Cross bp forums and meetings

Meetings and forums to allow cross-group discussions, integration and implementation.

Risk Management

TCFD Recommendation: Disclose how the organization identifies, assesses and manages climate-related risks.

Recommended Disclosure: a. Describe the organization’s processes for identifying and assessing climate-related risks.

bp’s risk management system and policy,
described on page 61, are designed to address
all types of risks including our principal risks and
uncertainties, described on page 62.
As part of this system, our businesses and
functions are responsible for identifying,
assessing, managing and monitoring risks
associated with their business or functional area.
aInformation added to satisfy the UK CFD Regulations.
The process for identifying risks is outlined on
page 62 and guidance to support consistency
has been made available to our businesses to
provide them with a climate-related framework
and taxonomy, which they are able to use as they
see fit in their identification and assessment
of risk.
Where risks – including climate-related risks –
are identified, businesses and functions are
required to assess them, in line with our risk
management policy. This includes an impact
and likelihood assessment which supports the
consideration of relative significance and
prioritization of risk management activities.
The impact criteria outlined on page 62 include
health and safety, environmental, financial and
non-financial (such as regulatory impact) criteria
and are used for assessing risks, including
climate-related risks. This provides a consistent
basis for assessment across bp.
For the purposes of our TCFD disclosures, we
use the TCFD’s distinction between ‘physical’ and
‘transition’ climate-related risks.
Identification, assessment and
management of climate-related
opportunitiesa
As set out in our TCFD Strategy A and B
disclosures on page 47, we have identified
potentially material climate-related opportunities
and our strategy has been informed by these.
We identify climate-related opportunities by
considering a range of information sources,
including the bp Energy Outlook 2024 (see page
7), which helps inform our core beliefs about the
energy transition. Business opportunities
continue to be originated across bp, and taken
forward through bp’s investment governance
framework, see page 21.
Our gas & low carbon energy business is
accountable for the delivery of many of our low
carbon opportunities through both organic and
inorganic growth (see page 62). Our investment
governance framework (see page 21) provides
the mechanism by which alignment of these
opportunities with our strategy is assessed and
decisions on which to progress are made.

46	bp Annual Report and Form 20-F 2024

Climate-related financial disclosures continued

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
As part of our annual process the bp leadership
team and board review the group’s principal risks
and uncertainties. Climate change and the
transition to a lower carbon economy continues
to be identified as a principal risk, see page 63. It
covers various aspects of how risks associated
with the energy transition could manifest.
Physical risks such as extreme weather, which
may be affected or intensified by climate change,
are covered in our principal risks related to safety
and operations.
Physical risk
Physical risks are typically identified at the asset
or project level and managed depending on the
level of risk assessed.
In the North Sea and Gulf of America, regions
more prone to severe weather conditions, our
offshore facilities monitor meteorological and
oceanographic conditions through the collection
of measurements. This data is collated and
periodically compared against the ‘Basis of
Design’ for the facility. If significant differences
are observed, then this may trigger an update to
the ‘Basis of Design’, prompting action to
reassess risks such as structural integrity and
station-keeping and if necessary, implement
additional risk mitigations, for example updating
procedures for shutting down and removing
personnel from facilities ahead of severe weather
events. Updates may also be made as a result of
other new knowledge, analysis methods and data,
including climate projections where appropriate.
Our major projects« are required to assess the
potential impact of severe weather and projected
climate-related physical impacts. Where relevant,
potential changes in environmental conditions,
such as sea level rise and ambient temperatures,
over the expected lifetime of a project are to be
considered as part of the design process.
Building on a modelling exercise conducted in
2022, in 2024 we implemented a screening
approach to support identification of potential
severe weather and physical climate-related
hazards at operational sites. Screening was
conducted for a number of onshore sites and,
where potential hazards have been identified, and
as appropriate, this enables further work to be
carried out to assess potential risks and
implement appropriate management measures.
For other assets, such as our retail sites«, that
are typically not exposed to a comparable level of
severe weather risk, climate-related risks such as
flooding or wind damage may be managed
where appropriate through the emergency
response plans and business continuity plans
which are mandated through bp-wide policies.
Additionally, at a group level we recognize risk
associated with the potential for increased water
scarcity due to climate change and other factors
and the impact this could have on our operations
and in the catchments where we operate. In
order to understand the water-related challenges
that we face, we review our water impacts, risks
and opportunities at our major operating sites.
These reviews consider the quantity and quality
of water used as well as any regulatory
requirements. We anticipate adopting site-level
activities as part of our aim to reduce our net
freshwater use in stressed catchments where we
operate. We anticipate adopting a focused
freshwater management approach, addressing
water-related business risk where it is greatest,
and we anticipate that our freshwater withdrawal
in stressed catchments will be covered by
freshwater management plans by 2028. For
more about water, see page 60.
Transition risk
The board appraises bp’s strategy and monitors
bp’s management and operations to obtain
assurance over the delivery of its strategy. This
approach enables the effective management of
climate-related transition risks and opportunities
facing bp associated with the energy transition.
For the purposes of our TCFD disclosures, we
group transition risks identified by our
businesses and functions into the three broad
material climate-related transition risks to bp, see
page 48. However, we continue to assess and
manage the component parts of those broad
transition risks, including:
Policy and legal risks
Our policy team monitors policy trends and
leads the definition of policy positions in line
with bp’s strategy and sustainability aims.
They work with our regional organization as
well as corporate entities to discuss regional
and global policy trends and support external
positioning and interactions relating to policy
and advocacy topics.
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
Reputational risks
Our investor relations, communications and
external affairs teams work to mitigate
reputation-related risks, which include the risk of
shareholder action. Our investor relations team
co-ordinates engagement with key investors on
both a bilateral basis and through investor
initiatives to support understanding of bp’s
strategy and gain insights to inform feedback
they provide to the group.
Our communications and external affairs teams
manage corporate reputation through
identification and monitoring of key issues and
both proactive and reactive engagement with
relevant stakeholder groups to communicate
bp’s positions. The team also leads advocacy
campaigns for policies that support net zero, see
page 39.
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

« See glossary on page 351	bp Annual Report and Form 20-F 2024	47

Strategic report

Strategy

TCFD Recommendation:
Disclose the actual and potential
impacts of climate-related risks and
opportunities on the organization’s
business, strategy and financial planning
where such information is material.

Recommended Disclosure: a. Describe the climate-related risk and opportunities that the organization has identified over the short, medium, and long term.

In setting and monitoring delivery of bp’s strategy,
the board and leadership team consider climate-
related risks and opportunities across the:
•Short term (to 2025): aligning with our near-
term business and financial planning
timeframe.
•Medium term (to 2030): aligning with our
group business outlook timeframe, and
enabling us to think beyond our short-term
targets and adjust course if appropriate.
•Long term (to 2050): using scenarios to help
explore the wide range of uncertainties
surrounding the energy transition over the
next 25 years. For more detail on our
approach, see page 7.
TCFD categorizes climate-related transition risk
and opportunity as follows: policy and legal,
market, reputation and technology. It also refers
to climate-related acute and chronic physical
risks and opportunities. Risks in each of these
categories have been identified using a risk
management process that our businesses and
functions are required to follow. For more about
how the relative significance of identified risks is
evaluated, see Risk Management on page 45.
Climate-related transition risks
and opportunities
At a group level, we have identified three broad,
aUnderlying risks are specific, for example, local or business-specific risks identified by specific bp entities through the risk processes described above under Risk Management.
bThis is not intended to be an exhaustive list of our plans for the transition, but rather illustrative of some of the core elements of our plans.
material climate-related transition risks, outlined
on page 48, underpinned by underlying risks that
are assessed and managed through the risk
process outlined. These transition risks may cut
across our short-, medium- and long-term time
horizons; however, we indicate below wherever
there is a particular time horizon in which the risk
has been considered. The transition risks are
also global in nature, so we do not discuss
specific geographies here, but the underlying
risks refer to specific geographies where
appropriatea. We also see significant potential for
upside – or opportunity – associated with some
of these risks. These are
discussed under each risk on page 48 and in
relation to Recommended Disclosure (b) we also
describe the potential impacts of both the risks
and opportunities to bp.
Climate-related physical risks
The physical risks identified primarily relate to
severe weather and often represent potential for
increased drivers for safety and operational risks
to our operations, particularly process safety,
personal safety, and environmental risks, see
Risk factors page 65. In addition, we have
identified the potential for changes in the
availability of freshwater, including as a result of
climate change, as a risk to some of our
operations. Higher instances of extreme weather
also have the potential to impact supply chains
and critical infrastructure, such as air and sea
ports, as well as our customers.
We recognize that we could also face other
forms of physical climate-related risk over the
longer term, for example associated with
changes in sea level rise, extreme temperatures
and flooding, which could impact our operations.
As these risks are primarily operational, and
location-specific, they are not grouped in the
same way as transition risks.
Like other businesses around the world, in the
longer term we could face adverse market or
value chain conditions associated with large-
scale cumulative impacts of physical climate
change if global mitigation and adaptation
efforts are insufficient or unsuccessful.

Offshore facilities

In the case of our offshore facilities, climate
change could create greater uncertainty
around frequency and/or intensity of severe
weather events, such as extreme waves, loop
currents, and storms, particularly in the
medium to long term. These factors could
affect the future risk profile of an asset over
its lifetime, and could also impact production
or costs.

Water resources

Water resources are increasingly under
pressure from various factors, including
climate change, and this poses a potential risk
to some of our operations that depend on the
availability of freshwater. Based on analysis
using the World Resources Institute (WRI)
Aqueduct Global Water Risk Atlas, and in
certain cases review of site-specific local data
sources, six of our 16 major operating sites in
2024 were located in regions with high to
extremely high water stress. Using WRI data,
we have identified the potential for this risk to
increase in the medium term. For more on
water consumption, see page 60.

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

Recommended Disclosure: b. Describe the impact of climate- related risks and opportunities on the organization’s businesses, strategy, and financial planning.

bp’s plans for the energy transition

In this section we talk about some of our plans
for the transition across bp’s business areas
and where we do so we have identified these
with TP.[b]  We describe below how we believe
our strategy and net zero ambition are both
good for business and support society’s drive
towards the Paris goals.
Throughout the strategic report we set out
bp’s strategy and plans for the energy
transition. This includes our progress against
2024 performance, see page 9.
Our progress against our net zero aims are
described on pages 38-39.

TP Our strategy, together with our net zero
ambition and aims (see page 40), has been
informed by various inputs, including the
climate-related risks and opportunities
associated with the energy transition
described above; the same is true of our
financial and business processes. We
describe how we use scenarios to inform
our strategy on page 7.

48	bp Annual Report and Form 20-F 2024

Climate-related financial disclosures continued
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

#2 Our ability to grow or deliver expected returns from our transition businesses« could be impacted by the energy transition.
Several factors could restrict the growth of our transition businesses« or returns from them. These factors include: lack of, or insufficient development and application of, policies, regulations and frameworks that support low carbon businesses; insufficient consumer demand for our low carbon offering; strong competition in the market; or the insufficiently rapid development of supporting technologies and infrastructure or constraints on supply chains for low carbon energies. This could particularly impact bp in the short to medium term as we seek to grow our low carbon businesses but could also represent a longer-term risk.
Alternatively, demand, policy support or enabling technology and supply chain growth for renewables could support a more rapid portfolio shift with expansion of our low carbon businesses and higher returns from them.
Some low carbon businesses, including renewable power, bioenergy and emerging technologies such as hydrogen and carbon capture and storage (CCS), rely on policy support to promote growth. We aim to advocate more actively for policies that support net zero, including carbon pricing (see page 39).
Changes in customer preferences, pace of technology and infrastructure development and deployment and costs could impact the markets for low carbon products and services. For example, the pace of adoption of electric vehicles (EV) could impact utilization rates, and consequently returns, from our EV charging networks.
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
The world is in an ‘energy addition’ phase of the energy transition in which it is consuming increasing amounts of both low carbon energy and fossil fuels. The bp Energy Outlook 2024 (as described on page 7) highlights that, although the structure of energy demand will likely change over the long term, with the importance of fossil fuels declining, replaced by a growing share of low carbon energy, led by wind and solar power, oil and natural gas continue to play a significant role in the global energy system for the next 10-15 years. This requires continuing investment in upstream oil and natural gas.
The insights from the bp Energy Outlook 2024 support our view that investment into oil and gas will be needed for decades to come and also that, while the pace and shape of the transition in the long run is uncertain, we continue to see the energy transition as a significant opportunity to grow value.
Perceived inconsistencies between the pace of bp’s transition and societal expectations could have reputational and commercial impacts that might impair our ability to deliver our strategy. However, we also see potential to positively differentiate bp, by delivering against our strategy, net zero ambition and sustainability aims.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	49

Strategic report

Oil and gas
As announced in February 2025, we are
increasing upstream investment versus our prior
guidance. This additional investment allows us to
strengthen the portfolio, for example the
redevelopment of several giant oilfields in Kirkuk,
Iraq, page 32, underpinning expected growth in
underlying production to 2.3-2.5mmboe/d in
2030, excluding future potential divestments. We
recognize that the transition presents uncertainty
for our upstream business, including the
possibility of lower oil and gas prices, but in
recent years we have made strong progress
improving operational reliability and
commerciality across our portfolio, and we retain
optionality to divest some lower margin barrels
by 2030. We intend to maintain the disciplined
application of our balanced investment criteria,
which include the consideration of hurdle rates of
15% from a balanced portfolio across oil and
gas. Read more about our investment process
on page 20.
As an outcome of our strategy and informed by
our current outlook, and its underlying
assumptions, which may change over time, we
are aiming for the Scope 1 and 2 emissions from
our operations – the majority of which are
associated with the operating assets in our
hydrocarbons portfolio (refining and upstream
oil and gas combined) – to be 45-50% lower at
the end of 2030 than in 2019 and we plan to
maintain ‘near zero’ methane intensity« across
our operated producing assets, see pages 38-39.
TP Customers and products
As announced in February 2025, we are focusing
the downstream – our customer and products
business – reshaping the portfolio to focus on
markets and businesses where we have
advantaged and integrated positions.
We recognize the risk of a decline in demand for
conventional vehicle fuels and products due to
the energy transition and are working to increase
the efficiency and resilience of our existing fuels
and lubricants businesses through operating
cost reductions and margin optimization. We are
also increasing the resilience of our existing fuels
network, high-grading our regional footprint and
reallocating capital into our most advantaged
positions on major transit routes where we see
sustained demand for fuels and EV growth. Since
2020 we have announced our exit from two retail
markets, and the sale of another. Our integrated
mobility model across fuels (hydrocarbons and
biofuels), convenience and EV charging provides
resilience to the pace of transition by allowing us
to flex our offer to meet customer demand.
We are also leveraging our brand in the fast-
growing synthetics segment and building
exposure to the growing industrial segment. In
Aviation, we will make selected high-return
investments to build our footprint; and see strong
growth potential in sustainable aviation fuel
through the transition.
Our biofuels business is already playing a key
role in building resilience to the energy transition
– helping to decarbonize the mobility value chain
using existing infrastructure. We recently took
full ownership of bp bioenergy in Brazil,
accessing around 50kb/d of production and see
potential for future growth with support from
policy and market conditions. Our feedstock
positions (such as our strategic collaboration
with Corteva aimed at producing and delivering
crop-based biofuel feedstocks) also provide
additional resilience and opportunity to
anticipated supply shortages in the transition,
see page 35.
At our refineries, the energy transition could
impact demand for certain products in the future,
potentially leading to lower margins and requiring
less efficient refineries to be retired.
Consequently, we are continuing to drive greater
competitiveness and value from our refineries,
aiming for 96% or above Solomon refining
availability. We are also repositioning our refining
portfolio (see our announced plans to market the
Gelsenkirchen complex for example (page 35))
and building resilience through value chain
integration (US, Spain) and future biofuels.
TP Low carbon energy
Recent volatility and uncertainty has impacted
low carbon energy businesses globally,
demonstrating the need to be aligned with and
flexible to market and policy development. As
announced in February 2025, we are changing
our model for low carbon – delivering with
partners and with external financing that will be
capital-light for bp and help improve our equity
returns. In renewable power we now have the
Lightsource bp platform, and have announced an
agreement to form another – JERA Nex bp.
Recognizing the exposure to transition volatility
seen in recent years, JERA Nex bp plans to focus
on highly disciplined, capital efficient growth. We
will also maintain access to our equity share of
power offtake to support our own growing
internal demand. Lightsource bp is now scaled to
deliver 3-5GW annually, backed by around 50GW
mature pipeline with further potential to scale
while remaining capital-light for bp.
In our hydrogen and CCS businesses, we are
prioritizing fewer, higher value projects in the
near term while building capability and future
optionality to scale and grow as the market
develops. By focusing on projects in jurisdictions
where we have an adequate regulatory
framework, access to the value chain including
our own or customer demand and leveraging
access to advantaged carbon capture and
renewable power, we aim, over time, to
decarbonize our operations and help our
customers decarbonize. We sanctioned four
projects, for example, Lingen, Germany in 2024
(see page 23) and have a strong pipeline with
which to respond to future demand growth.
TP Supply, trading and shipping (ST&S)
Our ST&S business provides risk management,
flow and optimization services to our bp equity
and assets, with a proven track record of
resilience to commodity cycles and the ability to
capture upside when market conditions present
greater opportunities.
Our diversified oil business helps mitigate the
risk of falling demand in the US and Europe by
providing access to growing demand centres
such as Latin America and Sub-Saharan Africa
and in growth markets such as petrochemicals,
while our LNG portfolio offers flexibility through
our advantaged key global positions.
Together with traditional hydrocarbons, we are
positioned to access growth markets, creating
diversification and greater resilience across
power, biogas, biofuels and adjacent agriculture
commodities. Our power trading business allows
us to optimize across the value chain from
generation across grid markets to customers.
This helps position us for further electrification of
the energy system as well as further
decarbonization of electricity.
Through Archaea, we believe we are uniquely
positioned in the US to meet growing demand for
biogas as the transition progresses. Our
business is integrated across the value chain,
enabling us to capture rent as the market
evolves. We are building resilience by improving
capital efficiency and reducing operating costs
and continue to assess and develop new routes
to market and customer solutions to create
future optionality.
Impact on technology
We are investing in digital and technology
solutions that can help to generate value for bp,
manage risk and help accelerate the transition
through focused scale-up and innovation. This
investment includes targeted focus on research
and development where bp is and can be
differentiated and growing partnerships to
increase leverage. We expect our research and
development spend to be increasingly focused
on technologies with the potential to help identify
and access new oil and gas opportunities at
lower cost, reduce GHG emissions and enable
our low carbon energy businesses. See page 36
for examples of technology investments in 2024.
We recognize the potential for disruptive
technologies to impact our strategy. Alongside
our research and development investments, our
bp ventures portfolio also includes investments
in emerging technologies and business models
that may help enable the transition to a low
carbon economy, including increasing focus on
oil and gas technologies.

50	bp Annual Report and Form 20-F 2024

Climate-related financial disclosures continued
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
Having considered both geographic factors and
the ability of climate models to adequately
represent future trends in physical climate
parameters, we seek to take the uncertainties
concerning climate-related physical risk into
account in our approach to design and operating
criteria for existing assets and new major
projects«. Where appropriate, we have updated
our metocean design criteria to include
consideration of both forward-looking and
historic models, including climate and synthetic
models, in an attempt to mitigate both models
and extrapolation uncertainty. The particular
models chosen will depend in part on geographic
location. See Risk Management, page 45 for how
we manage these uncertainties.
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
Recognizing the potential impact of climate
change and other factors on water resources, as
part of our water aim (see page 60), we are
taking steps to be more efficient in operational
freshwater use (read more about water use on
page 60).
Impacts on our financial planning
Capital allocation: We plan to invest sufficient
capital to execute our strategy, enabling us to
mitigate the risks and capture the opportunities
we have identified. As part of our annual planning
processes, we assess the distribution of capital
across our business areas, including
consideration of market evolution. In February
2025 we announced that we expect capital
expenditure to be around $15 billion in 2025; and
in a range of $13-15 billion through 2026 to 2027.
To help maintain resilience to the pace of
transition and access opportunities, we will
continue to flex capital as policies, technologies
and markets evolve.
a  Potential proceeds from any transactions related to Castrol strategic review and announcement to bring a strategic partner into Lightsource bp will be allocated to reduce net debt.
Access to capital: While there is potential for
concerns about the energy transition to impact
banks’ or debt investors’ appetite to finance
hydrocarbon activity, we do not anticipate any
material change to funding in the short to
medium term. We are committed to
strengthening our balance sheet, introducing a
net debt target of $14-18 billiona by the end of
2027 to further improve credit metrics within the
‘A’ range. In 2022 we reduced our net debt by
over $9 billion and by a further $0.5 billion in
2023. In 2024 net debt increased from
$20.9 billion to $23.0 billion, reflecting acquired
debt from the bp Bunge Bioenergia and
Lightsource bp transactions. Since the end of
2019 we have repurchased around $24 billion of
short-dated existing bonds and issued over $12
billion of new bonds with a duration of 20 years
or longer, doubling the duration of our debt book.
Additionally, we have continued to have good
access to the commercial paper markets. We
provide more detail on financial risk factors,
including liquidity risk in Financial statements –
Note 29.
Investment criteria: Investments are evaluated
against a balanced set of investment criteria - for
example assessment of economics includes a
set of price assumptions that reflect our view of
market evolution (for our key investment
appraisal price assumptions, see page 20). In
addition, the investment economics for all
investment cases where bp’s share of annual
greenhouse gas (GHG) emissions from
operations are anticipated to exceed specific
thresholds include a carbon price for those
emissions, that rises from 2025 levels to $135/
teCO2e (2023 $ real) in 2030.
When taking investment decisions we continue
to consider six balanced investment criteria –
including sustainability (see page 22).
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
Our price assumptions, including those set out
on page 20, reflect a range of future possible
scenarios and take account of the potential
impact of climate-related risks and opportunities
as well as current economic and geopolitical
factors. Consequently, impairment losses and
impairment reversals consider inputs that arise
from climate change and the energy transition. It
is not possible to quantify separately the impact
of these different inputs on our impairments.
However, in conducting our impairment
sensitivity tests, that in part reflect transition
downside risk, we consider reductions in revenue
that, if driven by price alone, would be consistent
with prices within the range covered by the 1.5°C
scenario family within the WBCSD data sets used
for TCFD resilience testing below.
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

We believe our strategy positions bp for success
and resilience in a Paris-consistent world – a
world that is progressing on one of the many
global trajectories considered to be Paris-
consistent, and ultimately meets the Paris goals,
see pages 10-11.
As in 2023, to help test our view of this, we have
assessed the resilience of our strategy to
different climate-related scenarios, including
1.5°C consistent scenarios. We did this in
three steps:
1.First, we evaluated all business areas in our
portfolio by i) quantitatively assessing their
financial significance, in the context of bp’s
total financial outlook, to understand the
potential scale of financial/strategic impact
that could be put at risk if exposed to
transition uncertainty, including 1.5°C; and ii)
considering whether there is a key variable –
such as price, margin or demand – which
would represent a principal transition driver
of such risk.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	51

Strategic report

2.Second, we quantitatively assessed the
impact, to each business area, of potential
transition exposure scenarios in 2030 – the
point in our planning horizon at which there is
widest transition uncertainty.
–For each of those business areas with
both sufficient scale and for which a
specific transition risk driver was identified
– which collectively represent over 80% of
our 2030 adjusted EBITDA« outlook – we
performed a scenario analysis focused on
that transition risk driver, across a range of
transition pathwaysa, including 1.5°C, as
set out below and in our methodology
summary on page 53.
–For each of the remaining business areas
we performed a simplified quantitative
scenario analysis, by testing the financial
impact of a scenario in which each
business area’s expected 2030 adjusted
EBITDA is assumed to be reduced to zero
– an outcome at least as detrimental to
that business area’s adjusted EBITDA as
could reasonably be expected to result
from business-as-usual (BAU), well-
below-2°C and 1.5°C transition pathways.
In this way, all business areas were
quantitatively tested at, or beyond, a range of
transition scenarios.
3.Finally, on the basis of the results of steps 1
and 2, we identified those business areas for
which the possible consequences of the
downside scenario(s) were sufficiently
significant to potentially jeopardize group
strategic resilience – the only business areas
for which this was found to be the case were
oil and gas production with respect to their
exposure to oil price. For these business
areas we assessed the potential implications
for bp’s strategic resilience (as defined below)
over the full period from 2026 to 2030.
To undertake steps 2 and 3, we identified
financial criteria which can be modelled as
proxies for strategic resilience – choosing to do
this through three lenses consistent with our
financial frame (as set out on page 18), being our
ability to deliver:
i.a stronger balance sheet that improves our
credit metrics within the ‘A’ grade range;
ii.resilient dividend and sharing of excess cash
with shareholders through buybacks over
time; and
iii.disciplined investment allocations within our
capital frame.
aAlthough such scenarios do not and cannot represent all possible futures, we value them as a simplified and schematic way to consider the potential implications of, and uncertainty inherent within, a range of possible energy transition pathways to a future bp portfolio mix.
bNote that for the purposes of our scenario analysis and resilience test, we have assessed the impact of oil price across both our oil production businesses and those natural gas businesses for which commercial outcomes are linked to oil price.
cOur multi-year (2026-30) oil price resilience test considered sustained low oil prices consistent with the most extreme WBCSD Scenario Catalogue 2025 and 2030 scenarios – for 2025 the UN PRI
(Inevitable Policy Response Forecast Policy Scenario) at $54/bbl, and for 2030 the UN PRI (Inevitable Policy Response Required Policy Scenario) at $34.2/bbl (both 2022 $ real, and then inflated in line with bp’s other planning assumptions, and intervening years interpolated between the two years).
This is not intended to represent a ‘definition’ of
resilience beyond the purposes of this exercise,
and a core assumption of this analysis is
necessarily that, aside from any implications of
the scenarios being tested, including potential
controllable mitigations such as capital or cost
management that we might naturally expect to
take in response, bp will deliver the assumed
underlying strategic and financial priorities out
to 2030.
Our approach, described in more detail on
page 53, is directly applicable to transition risks
#1 and #2 – as well as their associated
opportunities – as these lend themselves to a
financially quantified scenario-based analysis.
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
In undertaking this analysis we observed:
•There is considerable uncertainty across,
and often within, each WBCSD Scenario
Catalogue family in the pace and nature of
the transition to 2030 – and therefore
considerable range of potential financial
impact across some of the variables selected
for the analysis, reflecting the complexity and
interdependencies of the energy transition
(see table on page 54). Generally, we
observed that the faster the pace of
transition, the greater the uncertainty in the
exact shape of the resulting energy system
in 2030.
•Oil price is likely to remain the main source of
climate-related transition uncertainty for our
strategy through to 2030, reflecting both the
wide range of potential pathways and the
contribution to our expected total adjusted
EBITDA over this period, that oil-price-linked
businesses representa. In the 1.5°C family, the
potential downside suggested by the lowest
oil prices is around 30% of group adjusted
EBITDA in 2030. However, in a number of the
scenarios based on the WBCSD Scenario
Catalogue ranges, including those consistent
with 1.5°C, well-below 2°C and BAU families,
oil price could offer a financial upside relative
to our reference 2030 group business
outlook.
•Even with the most extreme low oil price
environment in any of the scenarios,
sustained over the period from 2026-30b and
taking into account our ability to optimize
within the frames set out in our strategy
(above), and the spend mitigations that we
would naturally be expected to see or to make
in a lower oil-price world, in our analysis we
are able to deliver across the three lenses we
use to consider strategic resilience for TCFD
purposes, described above.
•The maximum potential scale of downside
impact on our 2030 expected group adjusted
EBITDA (across the 1.5°C, well-below 2°C and
BAU scenarios) from our other natural gas
businesses was around 5%, while from each
of our conventional refining, fuels and low
carbon activities« was modelled to be <3%.
•Our diversified portfolio helps mitigate the
implications for our strategic resilience of the
exposure of any one of the individual
business areas to the identified risk. It is
reasonable to consider each potential
outcome in isolation since the outcomes for
different business areas vary across
scenarios (see table on page 54).
•In a BAU scenario, we believe our strategy
mitigates the risk of what we and others have
referred to as a ‘delayed and disorderly’
transition, which might follow in the medium
to long term. Should the growth of any one of
our in-scope transition business« areas be
challenged by the downside range in the
relevant variable, our analysis suggests that
the impact of this on group adjusted EBITDA
in 2030 would not be sufficient to impact the
resilience of our strategy, as described
above, in that timeframe.
It is important to note that insights from this
analysis are necessarily limited by the scenarios,
methodologies and business assumptions used.
The analysis should not be taken as a prediction
of the future.

52	bp Annual Report and Form 20-F 2024

Climate-related financial disclosures continued
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
To enable us to understand and respond to the
changing pace of the energy transition, we
monitor and assess key indicators and metrics,
such as policy development, renewables installed
capacity, EV sales and low carbon technology
costs. Our strategy and capital allocation, the
associated risks, opportunities and (by
association) their implications for our resilience
are all reviewed by the bp leadership team and
the board and updated as they consider
appropriate.
Resilience to physical risk
As described on page 50, we have identified a
number of physical risks which may affect our
business and assets, the frequency or severity of
which could be affected by climate change.
Exposure to physical climate-related risk is highly
dependent on geographical location and on
factors such as asset design, and we seek to
manage these risks accordingly. We consider
that our approach to managing these risks,
described in Risk Management Recommended
Disclosure b) on page 47, supports our strategic
resilience to them.
For the purposes of this Recommended
Disclosure, we have considered the potential for
physical risks to bp-operated assets to increase
as a result of climate change (namely, increases
in the potential frequency or intensity of extreme
weather events) to such an extent as to have the
potential to impact the resilience of our strategy.
We have undertaken analysis of potential
changes in certain physical conditions, such as
air temperature, precipitation, sea level rise and
wave heights, for our onshore and offshore
major operating sites, based on Shared
Socioeconomic Pathwaya (SSP) emission
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
We concluded that a significant proportion of our
combined oil and gas portfolio would need to be
either permanently or temporarily shut in for
strategic resilience to be jeopardized in this way.
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
Despite this uncertainty, we have found no
definitive basis in either the IPCC report or the
limited number of detailed studies we have
undertaken (see page 50), to conclude that
climate-change-induced increases in the
frequency or severity of severe weather events
would be likely to result, at any point in time out
to 2030, in disruption and shutdowns across our
oil and gas portfolio on a scale that would reduce
earnings so significantly as to jeopardize the
resilience of our strategy.
For the purposes of this Recommended
Disclosure, the resilience of our strategy was
considered separately for the relevant transition
and physical risks; accordingly, we did not seek
to take account of any interdependencies or
cumulative effects between the two types of
climate-related risk, and the associated potential
financial impact.
aSSPs have been developed by the climate change research community to describe plausible major global developments that together would lead in the future to different challenges for mitigation and adaptation to climate change. The SSPs are based on five narratives describing alternative socioeconomic developments, including sustainable development, regional rivalry, inequality, fossil-fuelled development and middle-of-the-road development.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	53

Strategic report

Our approach to testing resilience to transition risk

Most of our analysis focused on our
medium-term time horizon (2030) – far
enough ahead to provide a divergent range
of scenarios, while not so far ahead that it is
unrealistic to attempt to generate credible
financial metrics for bp, or an individual
business area within bp. For the variable(s)
considered most significant (see below), we
also assessed resilience over the period
2026-30.
Our analysis sought to quantify the potential
impact of a range of scenarios, including
those consistent with 1.5°C, on bp’s
currently held (at the time the analysis was
completed) internal reference group
business outlook to 2030. This outlook is
used for internal corporate planning and
holds a current deterministic view of our
portfolio, activity set, cost and capital frame.
The outlook used in our analysis aligned to
the strategic direction shared at the 26
February 2025 Capital Markets Update, and
the financials are assessed against the
financial priorities set out in that
announcement.
The steps we took as part of our scenario
analysis approach are outlined here at a
high level.
1.Whole company assessment: We
defined, through quantitative analysis,
which business areas could have both
the financial scale and clear transition
exposures to potentially impact bp’s
strategic resilience.
a.We assessed the business areas in our
portfolio by i) quantitatively evaluating
each business area’s ‘potential
significance’ by its expected contribution
to bp group adjusted EBITDA« in 2030
and therefore the quantum of financial
impact that might be put at risk by
transition uncertainty (including
pathways consistent with 1.5°C); and ii)
by identifying, for each, whether there
were primary potential value driver(s)
that different transition pathways might
impact (‘transition risk driver(s)’). This
was performed to allocate the most
appropriate analysis technique to that
business (see 1b and 1c).
b.Eleven business areas (see table on
page 54), representing over 80% of our
expected 2030 adjusted EBITDA, were
identified as both providing a potentially
significant financial contribution and
facing primary transition risk drivers, and
accordingly were subjected to the driver-
based scenario analysis set out in steps
2a-2c below.
c.The remaining business areas were
taken forward to a simplified scenario
analysis, per step 2d below.

2.Scenario analysis: We tested the
financial impact of transition on all of
bp’s business areas in 2030 through
either specific ‘driver-based’ scenario
modelling (that includes 1.5°C and
current policies), or by ’simplified’
conservative scenario analysis, that
modelled cases likely to be beyond
these ranges.
a.For the driver-based scenario analysis,
we selected the primary transition risk
driver(s) for each business area – the
variable(s) from the WBCSD Scenario
Catalogue representing what we
consider to be the primary driver(s) of
that business area’s exposure to the
energy transition. For each transition risk
driver, we extracted the full range of
2030 outcomes within each scenario
’family’. Given the global nature of the
transition risks and opportunities we
have identified, we used the ‘world’
values in the Catalogue except for gas
price (see table on page 54).
b.By calibrating the WBCSD Scenario
Catalogue 2030 scenarios to relevant
business metrics underpinning our
strategic planning (for example, oil price
or EV demand/utilization), we modelled
the impact of each variable, across the
full range of scenarios and each
scenario family, on the 2030 expected
earnings (adjusted EBITDA) for the
associated business area(s). For
example, we applied an earnings rule of
thumb deemed appropriate to the period
in question to the deviation of oil prices
in WBCSD versus our reference case
price. This analysis was unmitigated
(see ’Other key considerations’).
c.This enabled us to assess the potential
for each scenario to materially impact
group adjusted EBITDA in 2030 (and by
implication associated cash flows),
against the reference group business
outlook. By modelling the specific
business area within the reference group
business outlook (described in step 1b
above), its exposure to the most extreme
range of the respective scenario could
be assessed to identify which (if any)
variables(s) and scenario(s) could have
the potential to impact strategic
resilience (as defined below) most
materially, and as such, which business
areas should be carried forward into a
multi-year resilience assessment.
d.For the simplified scenario analysis, we
took a simpler conservative approach, by
evaluating whether a scenario in which
each business area’s expected 2030
adjusted EBITDA is assumed to be
reduced to zero – an outcome at least

as detrimental to that business area’s
adjusted EBITDA as could reasonably be
expected to result from ranges
associated with the trajectory of each of
the 1.5°C, 2°C or BAU scenario families –
could have the potential to impact
strategic resilience (as defined below)
materially.
3.Multi-year resilience test: This step
tested bp’s resilience to the exposure of
any sufficiently material business areas
to downside scenarios that may have the
potential to jeopardize the ability to
generate surplus cash flow« and a
strong cash cover ratio and gearing level
– financial metrics that were treated for
the purposes of the analysis as
representing financial evidence of
delivery of bp’s strategic financial
priorities (see below). From step 2, in
2024, only the exposure to oil price was
assessed as sufficiently material in this
sense, and hence carried forward for
multi-year resilience analysis. Our multi-
year (2026-30) oil price resilience test
considered sustained low oil prices
consistent with the most extreme
WBCSD Scenario Catalogue scenarios –
interpolating between the minimum
price for 2025 (the UN PRI Inevitable
Policy Response Forecast Policy
Scenario) at $55.0/bbl, and the minimum
for 2030 (the UN PRI Inevitable Policy
Response Required Policy Scenario) at
$34.2/bbl (both 2022 $ real). Other
scenarios, from providers such as IEA
and NGFS, formed part of the WBCSD
data set, but indicated higher prices than
the UN PRI cases used.
Other key considerations
•For the purposes of steps 2 and 3, we
considered the resilience of our strategy
to climate-related transition risk through
the three lenses described on page 51.
We defined the following as proxy
indicators for these lenses:
–Positive group surplus cash flow, to
demonstrate whether after funding,
among other things, capital spend
within our disclosed capital frame (26
February 2025 Capital Markets
Update) and a resilient dividend per
ordinary share, sufficient surplus
cash flow remains to maintain or
reduce net debt and such that excess
cash can be shared with investors
through share buybacks over the
period.
–Healthy cash cover ratio and
gearing« as indicators of the ability
to maintain a strong investment
grade credit rating.

54	bp Annual Report and Form 20-F 2024

Climate-related financial disclosures continued

•For steps 2 and 3, we made the
simplifying assumption that, aside from
the driver being modelled, our strategy,
operating model, cost basis, volumes,
margins, sales proceeds and tax rates
would remain unchanged out to 2030[a].
•There are a range of mitigations or
actions that we might naturally be
expected to experience (e.g. through
deflation) or to take in response to
external market, price and demand
trends, including cost reductions,
portfolio adjustments, distributions,
capital reallocation or capital reductions
within the frames set out in our strategy.
•For step 3, given we would seek to make
use of opportunities to maintain our
strategic flexibility in the face of the
many uncertainties of the energy
transition, our methodology retains the
optionality in downside scenario
modelling to apply some or all of
these mitigations.

•The design of a strategic resilience
analysis involves numerous
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
evolve, our approach to strategy.
•As outlined above, we utilized our latest
internal reference group business
outlook as the basis against which
resilience has been tested, as this is our
latest deterministic view against which
to model the transition sensitivities to
2030 and aligns to the strategic update
provided to investors in February 2025.
Alongside disclosed elements such as
the capital frame range to 2030, this
includes shaping assumptions such as
future distribution and net debt
management.

•Through conducting this analysis, we do
not intend to imply or commit to a
specific forward trajectory of usage of
cash, beyond any disclosed in the
investor update in February 2025 or
other published strategy updates. While
we cannot disclose, for confidentiality
reasons, the detail of the deterministic
case, the test assesses whether the
resilience indicators in our reference
group business outlook are impacted by
the transition uncertainties tested.
Further, by the nature of the timeframes
considered, a variety of uncertainties
exist around this deterministic case
(including transition risk itself).
•Where rules of thumb have been applied,
to convert variance in hydrocarbon price
to variance in adjusted EBITDA, these are
deemed appropriate to the period in
question – i.e. they reflect the portfolio’s
price leverage over the period to 2030.
Due to the evolution of bp’s portfolio,
these rules of thumb may diverge from
any short-term rule of thumb that we
publish.

WBCSD Scenario Catalogue family ranges for 2030 key transition variables
			BAU		Below 2°C		1.5°C
	Business area	TCFD/WBCSD variable	Min	Max	Min	Max	Min	Max
	Oil and natural gas production	Oil price[b] ($2022/bbl)	63.67	85.00	50.00	77.34	34.2	71.12
		Natural gas price[c] ($2022/mmbtu)	3.77	4.38	2.50	4.38	2.40	5.24
Refining	– refined oil demand	Primary energy demand for oil (% vs 2020)	-0.2	14.2	1.6	6.4	-18	-1
	– biojet demand	Final demand for liquid biofuels in aviation (EJ/yr)	0.16	0.5	0.16	1.01	0.25	1.51
	Biogas	Biogas demand in road transport (EJ/yr)	0.00	0.19	0.01	0.29	0.00	0.35
	bp bioenergy	Biofuel consumption in transport (EJ/yr)	0.84	6.05	0.84	7.08	1.45	7.12
	EV charging	Final energy demand for electricity in road transport (EJ/yr)	3.02	6.97	3.86	6.90	3.64	7.08
	Aviation fuel sales	Liquid fuel consumption in aviation (EJ/yr)	14.67	16.99	13.85	16.91	11.94	14.61
	Conventional fuels retail	Final energy demand for liquid oil in road transport (EJ/yr)	75.09	81.65	74.35	76.82	59.00	73.41
	Conventional fuels midstream
	Conventional road lubricants
	Renewables	Renewable capacity additions (GW vs 2020)	3,969	7,217	3,024	8,223	4,002	10,473
	Hydrogen production	Hydrogen consumption (Mt/yr)	3.97	12.67	4.18	25.45	5.68	70.00
For the other business areas not shown above, we applied the generic scenario analysis methodology described in point 2d on page 53, thereby ensuring coverage of all of bp’s business areas.
aFor the purposes of resilience testing, Castrol is included in the underlying reference plan being assessed, pending the outcome of its strategic review.
bOil price sensitivities have been applied to the oil and gas production portfolio that is linked to oil marker prices – as such it not only reflects oil production exposure, but also a proportion of bp’s natural gas production that is contracted off oil marker prices.
cGas prices shown reflect Henry Hub price ranges. Where available in the TCFD/WBCSD data sets Asian and UK gas price sensitivities have also been selected and compared to the Henry Hub sensitivity percentages with the maximum deviation selected and applied to the respective Asian and NBP rules of thumb for these parts of the gas portfolio, in order to provide the most conservative uncertainty range.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	55

Strategic report

Metrics and targets

TCFD Recommendation: Disclose the metrics and targets used to assess and manage relevant climate- related risks and opportunities where such information is material.

We present the principal group-wide metrics and
targets used to assess and manage climate-
related risks and opportunities in line with our
strategy and risk management process below,
with metrics and targets mapped to the most
relevant of TCFD’s cross-industry, climate-related
metric categories (such as ‘transition risks’).
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
Transition risks

•Note 5 to Financial statements: Segmental analysis. Segment revenue (in table), pages 167-171
•Estimated net proved reserves and production (net of royalties), page 37
•Note 4 to Financial statements: Disposals and impairments, page 164
•Note 8 to Financial statements: Impairment losses (in table), page 172
•Oil and natural gas prices used for value-in-use impairment testing and recoverability of asset carrying values, page 152.
Net zero operations« (including methane), page 38 Net zero sales«, page 39
Physical risks

•Number of major operating sites in regions with high to extremely high water stress, page 47
•Freshwater withdrawals and consumption at major operating sites in regions with high or extremely high water stress, page 60
Water, page 60
Climate-related opportunities

•2024 metrics, page 9 (in table with TCFD)
•Note 5 to Financial statements: Segmental analysis. Segment revenue (in table), pages 167-171
•Renewables – installed capacity, developed to final investment decision and pipeline, page 28
Net zero operations (including methane), page 38 Net zero sales, page 39
Capital deployment

•Financial frame, page 18
•Price assumptions, key investment appraisal assumptions, page 20 (in table, indicated with TCFD)
•Amount invested in transition, page 39
•Additional information – capital expenditure by segment, page 312
•Note 7 to Financial statements: expenditure on research and development (in table), page 171
•Note 8 to Financial statements: exploration and evaluation costs (in table), page 172
Investment in non-oil and gas, page 21 Transition investment, page 39
Internal carbon prices
•Internal carbon price, page 20
Remuneration
•Directors’ remuneration report metrics: operated carbon emissions, page 96	Incentivizing employees, page 59
b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks
GHG emissions

•Key performance indicators (relevant KPIs shown with TCFD), page 14[a]
•Scope 1 and 2, in SECR table page 40
•Ratio of Scope 1 and 2 emissions: gross production, in SECR table page 41
•Scope 3 (related to category 11) emissions page 39[b]
•TCFD: risks as described in Strategy A, page 47
•Risk factors, page 65
•A further breakdown of our GHG and energy data by business group is available in the bp ESG
Datasheet 2024 at bp.com/ESG.
Net zero operations (including methane), page 38 Net zero sales, page 39

aThese are our KPIs for the purposes of our disclosures pursuant to the UK CFD Regulations and Section 414CB (2A) (h) of the Companies Act 2006.
bIn determining the Scope 3 emissions that are ‘appropriate’ to be disclosed for the purposes of this Recommended Disclosure, we have considered this term in the context of the recommendation to disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities. For 2024, the relevant target that we used in respect of Scope 3 emissions was bp’s net zero production« aim (aim 2), which was aligned to category 11 of Scope 3.

56	bp Annual Report and Form 20-F 2024

Sustainability continued
Our approach to sustainability
Our approach to sustainability is built on strong foundations that guide the way we work and support our net zero, people and planet aims.
Safety comes first
At bp, safety comes first. We want to improve
our safety performance and work towards our
goal to eliminate fatalities, life-changing injuries
and tier 1 process safety events.
We deeply regret the fatality and four life-
changing injuries that occurred at bp in 2024. In
October, an employee of our recently acquired bp
bioenergy business in Brazila was fatally injured
during an operational activity. In May, a
contractor in our wells business in Trinidad and
Tobago and an employee at our TravelCenters of
America business in the USb suffered life-
changing injuries during manual activities. In
September, at our Thorntons retail business in
the US, two employees suffered life-changing
injuries during an incident with a member of the
public who was carrying a firearm.
We have offered our support to the employees
and families affected. We want to learn from
these incidents to help drive further
improvements in safety.
Keeping people safe
We monitor and report on key workforce
personal safety metrics in line with industry
standards. We include both employees and
contractors in our data.
In 2024 our recordable injury frequency (RIF)
increased by 8.5% compared to 2023. bp
businesses have identified underlying themes for
these injuries and developed plans intended to
help reduce then in the future.
In 2024 following the roll-out of International
Association of Oil & Gas Producers’ (IOGP)
Life-Saving Rules to help improve safety
performance, we started measuring their
effectiveness in operational businesses that
implemented them in 2023, and work continued
to embed them in other operational businesses
through safety inductions, team talks and control
of work systems.

RIF key performance indicator, page 14
aIn October 2024 bp acquired the remaining 50% of bp Bunge Bioenergia. Shortly after the acquisition was completed, an incident occurred which resulted in a fatality. At the time of publication, bp bioenergy safety processes were still being integrated into bp’s reporting processes, during an initial transition period for acquired businesses, and as such, this fatality is not included in reported fatality data for 2024.
bAt the time of publication, during an initial transition period for these acquired businesses, Archaea Energy, TravelCenters of America, Lightsource bp and bp bioenergy safety reporting processes were still being integrated into bp’s safety reporting processes and as such, their safety performance data is not included in reported data for 2024.
cFor recently acquired businesses, there is typically a transition period while bp’s operating standards, as set out in OMS, are integrated or aligned.
Driving safety
Driving continues to be one of the biggest
personal safety risks we face at bp. In 2024 five
severe vehicle accidents occurred, a decrease
from seven in 2023. The number of kilometres
driven fell by 11% over the same period.

	2024	2023	2022
Severe vehicle accident rate per million km driven	0.022	0.023	0.037
Our Operating Management Systemc
Our Operating Management System (OMS)«
provides a single framework for delivering safe,
reliable and compliant operations. Our OMS sets
out the way in which our businesses within our
operational control around the world are
expected to understand and manage their
environmental and social impacts, including
requirements on engaging with stakeholders who
may be affected by our activities.
We review and amend these requirements from
time to time to reflect our priorities. Any
variations in the application of our OMS, in order
to meet local regulations or circumstances, are
subject to a governance processc.
Our OMS requires each of bp’s operating
businesses to create and maintain its own OMS
handbook, describing how it will carry out its
local operating activities.
We use a ‘three lines of defence’ model to
facilitate the effective management of all types
of risk, including safety. The nature and extent of
first, second and third lines of defence activities
are based on the type and level of risk.
Preventing incidents
We carefully plan our operations with the aim of
identifying potential hazards and having rigorous
operating and maintenance practices applied by
capable people to manage risks at every stage.
We design our new facilities in line with process
safety, good design and engineering principles.
We track our process safety performance using
industry-aligned metrics such as those found in
the American Petroleum Institute recommended
practice 754 and the IOGP recommended
practice 456.
Our combined reported tier 1 and tier 2 process
safety events« (PSEs) have generally decreased
over the last 12 years, apart from in 2019. Our
total reported PSEs for 2024 was 38 compared
to 39 in 2023. Although we reported more tier 2
PSEs, 35 compared with 30 in 2023, we reported
our lowest number of tier 1 PSEs in 2024 as 3
(2023 9).
Our central health, safety, and environment
incident investigations team investigates serious
or complex incidents, which may include near
misses, and we also use leading indicators, such
as inspections and equipment tests, to monitor
the strength of controls to prevent incidents.
In 2024 we made further progress in preventing
and reducing oil spills. There were 96 oil spills,
compared with 100 in 2023. Although portfolio
changes may affect the overall baseline of our
operations, our goal is still the elimination of
tier 1 PSEs.

	2024	2023	2022
Tier 1 and tier 2 process safety events«	38	39	50
Oil spills – number	96	100	108
Oil spills – contained	49	52	57

« See glossary on page 351	bp Annual Report and Form 20-F 2024	57

Strategic report

Emergency preparedness
The scale and geographical spread of our
operations mean we must be prepared to
respond to a range of possible disruptions,
including emergency events. We maintain
disaster recovery, crisis and business continuity
management plans and work to build day-to-day
response capabilities to support local
management of incidents. We test our plans and
preparedness through exercises that simulate
real-life scenarios. In 2024 we conducted in the
region of 25 exercises in countries including
Indonesia and the US.
Security
We protect our people, assets and operations,
and manage security through a threat-driven,
risk-based approach. We continuously monitor
threats from activism, civil unrest or political
instability, terrorism, armed conflict, and criminal
and cyber activity. Our 24-hour intelligence and
response information centre in the UK monitors
global security risk in real time. It helps us to
assess the safety of our people and provide them
with practical advice if there is an emergency.
Cyber security
The severity, sophistication and scale of cyber
attacks continue to evolve. Increasing
digitization, the emergence of new technology
such as generative artificial intelligence, and
reliance on IT systems and cloud platforms
makes managing cyber risk a priority for many
industries, including our own. Direct or collateral
impact can come from a variety of cyber threat
actors, including nation states, criminals,
terrorists, hacktivists and insiders. As in previous
years, we have experienced threats to the
security of our digital systems and our barriers
have worked well to mitigate and contain them to
minimize any impact on our business.
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
To encourage vigilance among our employees,
our extensive cyber security training courses and
awareness programmes provide regular
education on a wide range of topics such as
phishing and the correct classification and
handling of our information. We also use a
cyber barometer tool to empower individual
risk mitigation.

How we manage risk, page 61 Additional disclosures – cyber security, page 336
Working with contractors
Through documents that help bridge our health,
safety and environmental policies and those of
our contractors, we define the way our OMS co-
exists with systems used by our contractors to
manage risk on a site. We conduct risk-based
quality, technical, health, safety and security
audits before awarding contracts. Once
contractors start work, we continue to monitor
their safety performance. Our OMS includes
requirements and practices for working with
contractors. Our standard model contracts
include health, safety and security requirements.
We expect and encourage our contractors and
their employees to act in a way that is consistent
with our code of conduct and take appropriate
action if those expectations, or their contractual
obligations are not met.
Our partners in joint arrangements
We monitor performance and how risk is
managed in our joint arrangements«, whether
we are the operator or not. In joint arrangements
where we are the operator, our OMS, code of
conduct and other policies apply.
Our people
Workforce by gender

As at 31 December 2024	Male		Female		Female %
	2024	2023	2024	2023	2024	2023
Board directors	5	6	6	6	55	50
Leadership team	5	4	5	7	50	64
Group leaders	186	193	100	102	35	34
Subsidiary« directors	519	384	253	174	33	31
All employees[a]	62,000	51,800	38,300	35,900	38	41
Number of employees

As at 31 December 2024	2024	2023	2022
Gas & low carbon energy	6,500	4,800	4,200
Oil production & operations	9,200	8,800	8,600
Customers & products[b]	73,100	63,400	44,700
Other businesses & corporate	11,700	10,800	10,100
Total[c]	100,500	87,800	67,600
a  Some employees have not disclosed gender, therefore are not included in this total.
b  This figure includes bp bioenergy, which bp took full ownership of in 2024.
c  For 2024, this figure reflects new acquisitions and companies we have taken full ownership of including bp bioenergy and Lightsource bp.

We aim to report on aspects of our business
where we are the operator – as we directly
manage the performance of these operations.
Where we are not the operator, our OMS is
available as a reference point for bp businesses
when engaging with other operators and co-
venturers. We have a group framework to assess
and manage bp’s exposure risks from our
participation in these types of arrangements.
Where appropriate, we may seek to influence
how risk is managed in arrangements where we
are not the operator.
The people, culture and governance committee
reviews workforce policies and practices and
their alignment with bp’s strategy, purpose,
beliefs and culture, and conducts workforce
engagement measures.

People, culture and governance committee report, page 86

58	bp Annual Report and Form 20-F 2024

Sustainability continued
Our culture
We want to build a culture that supports all of our
employees and promotes inclusion, wellbeing
and development.
Our culture frame, ‘Who we are’, defines what we
stand for and is integrated into our code of
conduct and our approach to diversity, equity and
inclusion. We maintain oversight of our culture by
measuring employee sentiment and encouraging
employees to use our speak-up channels. Read
more about the board’s role in overseeing bp’s
culture on page 87.
Developing our people
Our people are crucial to delivering our purpose
and strategy. We invest to ensure we have the
right people with the right skills from diverse
backgrounds, and we provide training,
development and competitive rewards for them.
In 2024 bp employees collectively completed
more than 1.2 million hours of formal learning
(2023 1.3 million hours). This learning takes
place within a development frame applicable
to all employees. It covers safety, technical,
leadership, digital and skills training relevant
to our businesses. Our development offer
also includes our mandatory curriculum
focused on compliance with applicable laws
and regulations as well as conformance with
bp’s internal standards.
Building an inclusive culture
Part of our people aim is to foster an inclusive
culture with an employee workforce that reflects
the communities where we work. To deliver our
strategy we believe we need to capitalize on the
diversity of perspectives, backgrounds, skills and
experiences within our workforce.
Improving representation
We make all employment decisions based on
merit without regard to gender, race, age,
disability, or any other protected status.
In December 2024 five of the 10 positions in our
leadership team were held by women. Our global
ambition is to reach gender parity for the top
levels of leadership (top 120 roles) by 2025 and
parity for all executive-level employees (group
leaders) by 2030. We also have a global ambition
of 40% female representation for the next layer of
senior leadership (senior-level leaders) by 2030.
In 2024 35% of group leader roles were filled by
women (2023 34%). We have made progress on
our ambition to increase minority representation.
In 2024 35% of our group leaders came from
countries other than the UK and the US
(2023 33%).

bp Gender and Ethnicity Pay Gap Report, bp.com/ukgenderpaygap
In line with UK reporting requirements, we
disclose information against external targets on
the representation of women and ethnic
minorities on our board and executive
management. Read more on diversity reporting
and the Parker Review on page 71.

Composition of the board, page 72 Diversity reporting in line with the Listing Rules, page 111
Inclusion
To promote an inclusive culture, we support
employee-run business resource groups (BRGs)
in areas such as age diversity, social mobility,
gender, ethnicity, and disability.
As well as bringing employees together, these
groups contribute to our inclusive culture,
provide a representative voice for employees and
highlight and celebrate the achievements of
different groups. Each group is sponsored by a
member of the bp leadership team and open to
all employees.
We aim to provide equal opportunity in
recruitment, career development, promotion,
training and reward for all employees –
regardless of ethnicity, national origin, religion,
gender, age, sexual orientation, marital status,
disability or any other characteristic protected by
applicable laws.
Supporting disabled employees
We continue to take steps to help improve
the experience of the workplace for our
neurodivergent employees and those with
disabilities, offering:
•Inclusive recruitment training, disability and
neurodiversity awareness sessions, as well as
specific internships and apprenticeships.
•Access to assistive technology support (such
as voice recognition software, screen readers
and AI software) for all employees.
•Improved accessibility in communications,
ensuring bp’s brand visual standards are
more accessible.
To help meet the requirements of our employees
we work closely with our employee-led disability,
neurodiversity and mental wellbeing BRGs.
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
We monitor employee sentiment through our
Pulse annual employee survey, which is sent to
all eligible employees, and through our Pulse live
survey, which is sent to a representative sample
of employees weekly. In 2024 our overall
engagement metric, employee engagement,
decreased to 70%, in line with 2022 levels
(2023 73%).
We will continue to develop engagement plans
based on feedback from the annual and weekly
surveys to help us deliver on safety, and meet our
strategic objectives and our 2025 targets,
focusing on three areas to drive improvement –
psychological safety, competitiveness and
understanding of our strategy and performance.

Our employee engagement key performance indicator, page 17 How the board engaged with the workforce, page 78
Workforce health and wellbeing
We include an employee wellbeing index in our
Pulse annual employee survey and weekly
Pulse live surveys. Results from 2024 showed
that employee wellbeing increased to 73%
(2023 72%).
We continued to take action to create
workplaces where people can talk openly about
mental health and get help if they need it, with
campaigns focused on wellbeing and inclusion.
We continued the roll-out of mental health
training targeted at group leaders, to progress
our 2025 aim to train 100% of leaders on key
mental health challenges.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	59

Strategic report

Linking remuneration to
sustainability TCFD
Our annual bonus for all eligible employeesa,
including the bp leadership team, has been linked
to a sustainability measure since 2019.
The bonus scorecard for 2025 against which our
eligible employees are measured incentivizes
them through three themes: safety and
sustainability (30%, of which sustainability makes
up 15%); operational performance (15%); and
financial performance (55%). For 2025 our
sustainability measure is linked to our operated
carbon emissions. This measure covers Scope 1
and 2 emissions reported as part of our net zero
operations« aim (see page 38).
Our 2022-24 long-term incentive plan scorecard
also linked to our operated carbon emissions
performance and, for group leadersb, two social
measures were included.
As with the bonus scorecard, for 2025-27 we use
an absolute percentage reduction in operational
emissions against our 2019 baseline as the basis
for measuring progress against our net zero
operations aim in our long-term scorecard.

Directors’ remuneration report, page 88
Share ownership
We encourage employee share ownership and
have a number of employee share plans in place.
For example, we operate a ShareMatch plan,
matching bp shares purchased by our
employees. We also make annual share awards
as part of our total reward package all for senior
and mid-level employees globally, and a portion
of our more junior professional grade employees.
Ethics and compliance
Our code of conduct
Our code sets standards and expectations
for how we do the right thing and empowers
our employees to speak up without fear
of retaliation. It is the foundation of ‘Who we are’,
our culture frame and puts safety first. Together
with our Safety Leadership Principles and OMS«,
our code helps us make safe and ethical
decisions, act responsibly, comply with
applicable laws and deliver on our sustainability
frame.
Our code applies to all bp employees, officers
and board membersc. Regular mandatory
training and communications help employees
understand how to apply our code and how to
raise questions or concerns.
All bp employees are required to confirm annually
aThe number of employees eligible for a cash bonus in 2024 was around 38,000.
bGroup leaders are our most senior leaders. Their roles include operational, functional and regional leadership.
cFor recently acquired businesses, there is typically a transition period while bp’s ethics and compliance standards, as required in our code, are integrated or aligned.
dSenior leaders are the leadership tier below group leaders. They typically manage larger teams or are recognized as technical or functional experts.
eThis total excludes exits of contractors, suppliers and vendors.
that they have read and understand our code and
complied with its principles. We expect and
encourage all our contractors and their employees
to act in ways that are consistent with it.
Any concerns or enquiries can be raised through
multiple speak-up channels. These include line
managers, senior leadersd, and contacts in our
people & culture, ethics & compliance or legal
teams. We also have a confidential global
helpline, OpenTalk. It is available for employees,
the wider workforce, communities, business
partners and other stakeholders and can be
accessed all day, every day by telephone or
internet and in 75 languages. In most locations,
anyone has the right to contact OpenTalk
anonymously except where this is prohibited
by law.
Any instances where we believe individuals have
fallen short of our expectations, set out in our
beliefs, ‘Who we are’ and our code of conduct,
are taken very seriously and, where appropriate,
a formal investigation is carried out.
We may take action in response to reported
concerns to help proactively mitigate issues
around misconduct. We follow a defined
disciplinary process and will issue sanctions
where appropriate. These may include measures
ranging from coaching or training, formal
reprimands to dismissal.
We received more than 2,800 concerns or
enquiries through these channels in 2024 (2023
2,250). In 2024 around 250 separations resulted
from non-conformance with our code or
unethical behavioure.
As in 2023 the most frequently raised concerns
in 2024 related to bullying, harassment and
discrimination, with these accounting for
around 60% of all concerns. The second most
common concerns related to health, safety,
security and environment.

bp.com/codeofconduct
Anti-bribery and corruption
We operate in parts of the world where bribery
and corruption present a high risk, so it is
important that we engage with our employees,
contractors, suppliers and others to emphasize
our commitment to ethical and compliant
operations is unwavering.
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
In 2024 around 5,900 employees completed anti-
bribery and corruption training as part of our
ethics and compliance risk-based learning. This
is lower than the 10,500 employees trained in
2023, due to the rolling cadence we use to
assign training.
We also conduct anti-bribery compliance audits
on selected suppliers to assess their
conformance with our anti-bribery and corruption
contractual requirements. We take corrective
action with suppliers and business partners who
fail to meet our expectations, which may include
terminating contracts. In 2024 we issued 32 ABC
supplier audit reports (2023 31).
Political donations and activity
We prohibit the use of bp funds or resources to
support any political candidate or party. We
recognize the rights of our employees to
participate in the political process and these
rights are governed by the applicable laws in the
countries where we operate. Our stance on
political activity is set out in the bp code
of conduct.
In the US we provide administrative support for
the bp employee political action committee
(PAC) – a non-partisan, employee-led committee
that encourages voluntary employee
participation in the political process. The bp
employee PAC is governed by a board of
directors and administrative by-laws. All
contributions made by the bp employee PAC are
weighed against its criteria for candidate support
and reviewed for legal compliance before funds
are sent to the recipients requested by our
employees, and are publicly reported in
accordance with US election laws. Contributions
made by the PAC are from employee
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
We are committed to transparency around
our tax principles and the taxes we pay. We
paid $10.6 billion in corporate income and
production taxes to governments in 2024
(2023 $11.9 billion).

bp Tax Report, bp.com/tax

Key
TCFD	TCFD Recommendations and Recommended Disclosures

60	bp Annual Report and Form 20-F 2024

Sustainability continued
Trade associations
Trade associations play a key role in fostering
collaboration, sharing learning and bringing
stakeholders together. We periodically assess
the alignment of key associations with our
position on climate. In 2024 we reviewed 36 of
our most significant trade associations
memberships. We found that 29 associations
aligned with our climate positions, and seven
were ‘partially aligned’. Our priority is to influence
within trade associations, but we may publicly
dissent or resign our membership if there is
material misalignment on high-priority issues.

bp.com/tradeassociations
People and planet.
Improving people’s lives
We want to support employees our wider
workforce and local communities.

People
Our aim is to support our employees and local
communities through the energy transition by:
•Equipping employees with skills that can
improve their access to opportunities in the
energy transition.
•Developing targeted just transition plansa
for select assets or regions, that help
manage potential impacts on and
opportunities for people as we transition.
•Fostering an inclusive culture with an
employee workforce that reflects the
communities where we work (read more
on page 58).
We support the goals of the Paris Agreement,
which recognize the importance of a just
transition – one that delivers decent work,
quality jobs and supports the livelihoods of
local communities. We report on our work to
equip employees with the skills they need
through the energy transition and how we are
helping enable a just transition in the bp
Sustainability Report 2024.
Human rights
We believe everyone deserves to be treated
with fairness, respect and dignity. We strive to
conduct our business in a responsible way,
respecting the human rights of our workforce
and those living in communities potentially
affected by our activities.
aWe will work to develop just transition plans with input from potentially affected stakeholders to help manage social risks and opportunities.
bAt our new in-scope bp-operated projects and major operating sites.
cNew bp-operated in-scope projects where planned activities have the potential for significant direct impacts on biodiversity are required to develop NPI action plans for those activities.
dThe threshold bp is now using for stress is based on a water stress level of ‘high’ or above, as defined by the WRI Aqueduct Water Atlas. bp determines areas of water stress using either the WRI Aqueduct
Water Atlas or using site-specific local data sources.
eFollowing an update in 2024 to the basis for calculating freshwater withdrawal to align with the basis for calculating freshwater consumption and improve clarity and consistency, metrics based on freshwater withdrawal data have been restated for the years 2020-2023 to reflect the exclusion of once through cooling water, including the 2020 baseline.
fThe restated 2020 baseline for freshwater withdrawal is 96.4 million m3 per year and for freshwater consumption is 55.9 million m3 per year.
We set out our commitments in our human
rights policy and code of conduct. Our policy
aligns with the UN Guiding Principles on
Business and Human Rights.
It is underpinned by the International Bill of
Human Rights and the International Labour
Organization’s Declaration on Fundamental
Principles and Rights at Work, including its
core conventions.
To support our teams, we provide human rights
training and other awareness-raising activities. In
2024 this included training for our procurement
teams to identify suppliers in high-risk goods and
high-risk services categories.

bp.com/humanrights
Caring for the planet
We want to make a positive difference to the
environment in which we operate.

Biodiversity
We understand international concern regarding
the global decline in biodiversity and recognize
that our businesses can have impacts and
dependencies on nature.
We aim to support biodiversity where we
operateb, by:
•Aiming to achieve a net positive impact (NPI)
on all new in-scopec projects.
•Implementing biodiversity enhancement
plans at our major operating sites.
•Collaborating with others to support selected
biodiversity restoration projects.
Building on the work we did in 2022 to finalize
our NPI methodology for use on new, in-scope
projects, we have made consistent progress over
the past few years in our work to apply it. By the
end of 2024 seven of our projects were
developing NPI plans.

bp.com/biodiversity

Water
We aim to reduce our net freshwater use in
stressed catchments where we operateb, by:
•Being more efficient with freshwater use in
our operations.
•Collaborating with others to replenish
freshwater in stressedd catchments.
We anticipate that by 2028, our freshwater
withdrawal in stressed catchments will be
covered by freshwater management plans.
To understand our water-related challenges, we
review water impacts, risks and opportunities at
our operating sites. These reviews consider the
quantity and quality of water used as well as any
applicable regulatory requirements.
Our water consumption in 2024
We saw a 15% fall in freshwater withdrawals
(excluding once through cooling water)e
and a 17% fall in freshwater consumption,
compared with our 2020 baselinef. Reductions in
2024 were achieved through the use of non-
freshwater sources in bpx energy Eagle Ford, US.
At our major operating sites, 11% (2023 73%) of
our total freshwater withdrawals and 20% (2023
36%) of freshwater consumption were from
regions with high or extremely high water stress
in 2024. This is significantly lower than 2023 due
to two changes. One refinery is in a region of
medium-high water stress and therefore no
longer reaches the threshold. Separately, we
reviewed the status of two other refineries using
site-specific local data sources in 2024, this
resulted in one of those refineries being
reclassified as not being in an area of high water
stress, the other reviewed refinery remained in an
area of high water stress.
Air emissions
We monitor our air emissions – sulphur oxides,
nitrogen oxides and non-methane hydrocarbons
– and, where possible, put measures in place to
reduce the potential impact of our operational
activities on local communities and the
environment. In 2024 our total air emissions
were 9% lower compared to 2023.

bp.com/ESGdata

« See glossary on page 351	bp Annual Report and Form 20-F 2024	61

Strategic report

How we manage risk and risk factors
How we manage risk

Our risk management activities
The board and committees	Oversight and governance Set policy and monitor principal risks

Leadership team and committees
Business and strategic risk management Plan, manage performance and assure

Businesses and functions

Day-to-day risk management Identify, manage and report risks
Facilities, assets and operations

bp manages, monitors and reports on the principal risks and uncertainties we have identified that can impact our ability to deliver our strategy. These are described in Risk factors on page 65.
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

á
á
à
à
The system seeks to avoid incidents and
enhance business outcomes by allowing us to:
•Understand the risk environment, identify the
specific risks and assess the potential
exposure for bp.
•Determine how best to deal with these risks
to manage overall potential exposure.
•Manage the identified risks in
appropriate ways.
•Monitor and seek assurance over the
effectiveness of the management of these
risks and intervene for improvement
where necessary.
•Report up the management chain and to the
board on a periodic basis on how principal
risks are being managed, monitored and
assured, with any identified enhancements
that are being made.
â
â
Risk oversight and governance
Our key risk oversight and governance
committees include:

Board and committees
•bp board. •Audit committee. •Safety and sustainability committee. •Remuneration committee. •People, culture and governance committee.

Leadership team and committees

•Leadership team meeting – for oversight
and for strategic and commercial risks.
•Group operations risk committee – for
health, safety, security, environment and
operations integrity risks.
•Group financial risk committee – for
finance, treasury, trading and cyber risks.
•Group disclosure committee –
for financial and non-financial
reporting risks.
•People and culture committee – for
employee risks.
•Group ethics and compliance committee
– for legal and regulatory compliance
and ethics risks.
•Group sustainability committee – for
non-operational sustainability risks.
•Resource commitment meeting – for
investment decision risks.
•bp quarterly internal audit meeting – for
assurance on the oversight of bp’s
principal risks.

bp governance framework, page 75, board activities, page 76 and committee reports, pages 80-90.

Acquired businesses
Integration plans are developed to transition acquired businesses into bp’s system of internal control and risk management framework, over an appropriate timeframe.

62	bp Annual Report and Form 20-F 2024

How we manage risk and risk factors continued
Day-to-day risk management
Management and employees at our facilities,
assets, and within our businesses (including
supply, trading and shipping) and functions seek
to identify and manage risk, promoting safe,
compliant and reliable operations. bp
requirements, which take into account applicable
laws and regulations, underpin the practical
plans developed to help reduce risk and deliver
safe, compliant and reliable operations as well
as greater efficiency and sustainable
financial results.
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
Oversight and governance
Throughout 2024, management, the leadership
team, the board and relevant committees
provided oversight of how principal risks to bp
were identified, assessed and managed. They
supported appropriate governance of risk
management including having relevant policies
in place to help manage risks.
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
•Establish a common understanding of risks
on a like-for-like basis, taking into account
potential impact and likelihood.
•Report risks and their management to the
appropriate levels of the organization.
•Inform prioritization of specific risk
management activities and resource
allocation.
bp’s risk management policy sets out
requirements for the group to follow. These
requirements support the consideration of three
risk types:
•Strategic and commercial.
•Safety and operational.
•Compliance and control.
Risk identification – businesses and functions
identify risks across the risk types. Risks are
identified on an ongoing basis – this can be done
using a range of approaches including
workshops, subject-matter expertise, hazard
identification processes and engineering
requirements.
Risk assessment – identified risks are
assessed for potential impact and likelihood
across a number of criteria, including health
and safety, environmental, financial and non-
financial (includes reputation and regulatory
impact levels).
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
To support leadership oversight of decisions
relating to risk management, the appropriate
organizational level (EVP, SVP, VP) are notified of
risks and asked to endorse risk management
plans, depending on the assessed potential
impact and likelihood.
As part of bp’s annual planning process, the
leadership team and the board review the group’s
principal risks and uncertainties. These may be
updated during the year in response to changes
in internal and external circumstances.
There can be no certainty that our risk
management activities will mitigate or prevent
these, or other risks, from occurring. Further
details of the principal risks and uncertainties
faced are set out in Risk factors on page 65.
Our risk profile
The nature of our business operations is long
term, resulting in many of our risks being
enduring in nature. However, risks can develop
and evolve over time and their potential impact
or likelihood may vary in response to internal and
external events. These may include emerging
risks which are considered through existing
processes, including emerging risk
communications to the board, bp’s risk
management system, bp Energy Outlook,
bp’s technology-related news and insights
publications, ongoing emerging technology
scanning and group strategic reviews.
We describe above how risks are managed.
The following section provides examples of the
particular risk management activities for each of
bp’s principal risks.
Strategic and commercial risks
Prices and markets
Our financial performance is impacted by
fluctuating prices of oil, gas and refined products,
technological change, climate policies and
regulations, exchange rate fluctuations, and the
general macroeconomic outlook.
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
Additionally, the subsurface team partners with
technology to prioritize development needs for
the future. Our gas & low carbon energy business
is accountable for the delivery of many of our low
carbon opportunities through both organic and
inorganic growth. This includes the development
of wind, solar, hydrogen and carbon capture, use
and storage businesses.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	63

Strategic report

Major project delivery
Failure to invest in the best opportunities or
deliver major projects« successfully could
adversely affect our financial performance.
We seek to manage the risk through our projects
organization which exists to assess, develop and
execute projects across bp. The organization
contains capability which includes the centre of
expertise for appraisal and optimization,
expertise to manage the design and build of
projects and integrates with our businesses and
functions to ensure project objectives are met.
The projects organization utilises a major
projects common process.
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
•Identifying macro-level geopolitical trends in
the geopolitical advisory council.
•Providing a clear focal point for political risk
management.
•Monitoring how geopolitical trends create risk
at the country level through changes to our
baseline threat assessments.
More broadly, we manage the risk on a day-to-
day basis through the development and
maintenance of relationships with governments
and stakeholders, and by being trusted partners
in each country and region. In addition, we
closely monitor events and implement risk
mitigation plans where deemed appropriate.
Liquidity, financial capacity and financial,
including credit, exposure
External market conditions can impact our
financial performance. Supply and demand and
the prices achieved for our products can be
affected by a wide range of factors including
political developments, interest rates, consumer
preferences for low carbon energy, global
economic conditions, access to capital markets
and the influence of OPEC+.
We seek to manage this risk through bp’s
diversified portfolio, our financial frame, liquidity
stress testing, maintaining a significant cash
buffer, liquidity facilities, regular reviews of
market conditions and our planning and
investment processes.

Energy markets, page 7 Liquidity and capital resources, page 316 Liquidity, financial capacity and financial, including credit, exposure, page 65
Joint arrangements« and contractors
Varying levels of control over the standards,
operations and compliance of our partners
including non-operated joint ventures (NOJVs),
contractors and sub-contractors could result in
legal liability and reputational damage.
bp’s exposure in NOJVs is primarily managed by
the NOJV-facing business team in the business
or entity where ownership of bp’s interest in the
NOJV sits.
Support, verification and assurance are provided
by the NOJV solutions team, safety and
operational risk assurance, ethics & compliance
functional assurance and group internal audit to
drive a focused, deliberate and systematic
approach to the set-up and management of bp’s
interests and exposure in NOJVs.
Our relationships with contractors are managed
through the bp procurement processes with
appropriate requirements incorporated into
contractual arrangements.
Digital infrastructure, cyber security and
data protection
Both targeted and indiscriminate threats to
the security and resilience of our digital
infrastructure and those of third parties continue
to evolve rapidly and are increasingly prevalent
across industries worldwide.
We seek to manage this risk through a range of
measures, which include alignment to the
National Institute of Standards and Technology
Cyber Security Framework 2.0, cyber security,
data protection and artificial intelligence
standards, security protection tools, ongoing
detection and monitoring of threats and testing
of digital response and recovery procedures. We
collaborate with governments, law enforcement
agencies and industry peers to understand and
respond to new and emerging cyber threats.
We build awareness with our employees, share
information on incidents with leadership for
continuous learning, and conduct annual cyber
training and regular exercises, including with the
leadership team, to test response and recovery
procedures. For further detail on cyber security
disclosures see page 336.
Climate change and the transition to a
lower carbon economy
Developments in policy, law, regulation,
technology and markets, including societal and
investor sentiment, related to the issue of climate
change and the transition to a lower carbon
economy could increase costs, reduce revenues,
constrain our operations and affect our business
plans and financial performance.
Risks associated with climate change and the
transition to a lower carbon economy impact
many elements of our strategy and, as such,
these risks are managed through key business
processes including setting the bp strategy and
annual plan, capital allocation and investment
decisions. The outputs of these key business
processes are reviewed in line with the cadence
of these activities. See page 48 for more
information on how transition risks and
opportunities are managed.
Competition
Inability to remain efficient, maintain a high-
quality portfolio of assets and innovate could
negatively impact delivery of our strategy in a
highly competitive market.
We seek to manage this risk through our
strategy, sustainability and ventures function by
providing external insights on the economic,
energy, market and competitive environment.
These insights are used to help define a resilient
strategy for bp, including decisions related to
portfolio, business development and resource
allocation. The ventures team provides
commercial innovation capacity that allows us
to build new businesses.
Talent and capability
Inability to attract, develop and retain people with
necessary skills, capabilities could negatively
impact delivery of our strategy.
Our people, culture and communications team’s
responsibilities include talent activity for bp
globally, including hiring, development,
succession planning, and embedding of bp’s
‘Who we are’ culture frame. They help to ensure
that the right talent and people capability are in
place, using local market intelligence, people
analytics and insights to underpin our strategic
workforce planning. See page 57 for more
information.

64	bp Annual Report and Form 20-F 2024

How we manage risk and risk factors continued
Crisis management and business
continuity
Failure to address an incident effectively could
potentially disrupt our business or exacerbate the
legal, financial or operational impacts of the
crisis event.
Incidents that could potentially disrupt our
business are addressed using emergency
response and business continuity plans which
are mandated through our policies. We use
internationally recognized incident command
structures, and for significant events business
support teams and executive support teams are
established to provide oversight and
management. In addition, we provide a trained
group of crisis professionals and niche expertise
for deployment across bp through our mutual
response team.
Insurance
Our insurance strategy could expose the group to
material uninsured losses.
Our insurance team is accountable for aligning
our insurance approach with bp’s strategy and
engaging with the businesses and functions to
determine the appropriate level of insurance.
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
Our Operating Management System (OMS)«
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
The functions, in particular wells and
production, are accountable for safety, risk,
quality and operational delivery. They execute
capital and operational activity and manage
associated expenditure.
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
Our code of conduct, the foundation of ‘Who we
are’, is applicable to all employees and central to
managing this risk. Additionally, we have various
group requirements and training covering areas
such as anti-bribery and corruption, anti-money
laundering, competition/anti-trust law, data
privacy and international trade regulations.
We offer an independent confidential helpline,
OpenTalk, for employees, contractors and
other third parties with the option to raise
concerns anonymously.
Regulation
Changes in the law and regulation could
increase costs, constrain our operations and
affect our strategy, business plans and
financial performance.
Our businesses and functions all seek to identify,
assess and manage legal and regulatory risks
relevant to bp’s operations, strategy, business
plans and financial performance. To support this
work, we seek to develop co-operative
relationships with governmental authorities in
line with our code of conduct, to allow
appropriate focus on areas of potential risk or
uncertainty, while also protecting bp’s interests
within the law.
Trading and treasury trading activities
In the normal course of business, we are subject
to risks around our trading activities which could
arise from shortcomings or failures in our
systems, risk management methodology, internal
control processes or employee conduct.
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
and is accountable for building control and
compliance of finance processes and
digital systems.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	65

Strategic report

Risk factors
The risks discussed below, separately or in combination, could have a material adverse effect on the implementation of our strategy, business, financial performance, results of operations, cash flow, liquidity, prospects, shareholder value and returns and reputation.
Strategic and commercial risks
Prices and markets: our financial performance
is impacted by fluctuating prices of oil, gas
and refined products, technological change,
climate policies and regulations, exchange
rate fluctuations, and the general
macroeconomic outlook.
Oil, gas and product prices are subject to
international supply and demand and margins
can be volatile.
Political developments, fluctuations to the supply
of either oil or natural gas or to alternative low
carbon energy sources, technological change,
global economic conditions, public health
situations (including the outbreak of an epidemic
or pandemic), the introduction of new (or
amendment to existing) carbon costs and the
influence of OPEC+ can impact supply and
demand and prices for our products (including
low carbon investments).
Decreases in the price of energy outputs we
produce could have an adverse effect on
revenue, margins, profitability and cash flows.
If these reductions are significant or for a
prolonged period, we may have to write down
assets and reassess the viability of certain
projects, which may impact future cash flows,
profit, capital expenditure«, the ability to work
within our financial frame and maintain our long-
term investment programme. Conversely, an
increase in the prices of the energy outputs we
produce may not improve margin performance
as there could be increased fiscal take, cost
inflation and more onerous terms for access to
resources. The profitability of our refining
activities can be volatile, with periodic oversupply
or supply tightness in regional markets and
fluctuations in demand.
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
Delivery of our strategy depends partly on our
ability to progress hydrocarbon resources from
our existing portfolio and access new resources.
Our ability to progress upstream« resources and
develop technologies at a level in line with our
strategic outlook for hydrocarbon production
could impact our future production and financial
performance. Furthermore, our ability to access
low carbon opportunities and the commercial
terms associated with those opportunities could
impact our financial performance while moving
at pace with society and its changing wants
and needs.

Our strategy, page 8
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
Liquidity, financial capacity and financial,
including credit, exposure: failure to work within
our financial frame could impact our ability to
operate and result in financial loss.
Trade and other receivables, including overdue
receivables, may not be recovered, divestments
may not be successfully completed and a
substantial and unexpected cash call or funding
request could disrupt our financial frame or
overwhelm our ability to meet our obligations.
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

Liquidity and capital resources, page 316 Financial statements – Note 29
Joint arrangements« and contractors: varying
levels of control over the standards, operations
and compliance of our partners, including non-
operated joint ventures (NOJVs), contractors and
sub-contractors could result in legal liability and
reputational damage.

66	bp Annual Report and Form 20-F 2024

How we manage risk and risk factors continued
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

Cyber security disclosures, page 336
Climate change and the transition to a
lower carbon economy: developments in
policy, law, regulation, technology and markets,
including societal and investor sentiment,
related to the issue of climate change and the
transition to a lower carbon economy could
increase costs, reduce revenues, constrain our
operations and affect our business plans and
financial performance.
Laws, regulations, policies, obligations,
government actions, social attitudes and
customer preferences relating to climate change
and the transition to a lower carbon economy,
including the pace of change to any of these
factors, and also the pace of the transition itself,
could have adverse impacts on our business
including on our access to and realization of
competitive opportunities, a decline in demand
for, or constraints on our ability to sell certain
products, constraints on production and supply,
adverse litigation and regulatory or litigation
outcomes, increased costs from compliance and
increased provisions for environmental and legal
liabilities.
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
financial performance.
Technological improvements or innovations that
support the transition to a lower carbon
economy, and customer preferences or
regulatory incentives that alter fuel or power
choices, could impact demand for our products
(including low carbon energy).
Depending on the nature and speed of any such
changes and our response, these changes could
increase costs, reduce our profitability, reduce
demand for certain products, limit our access to
new opportunities, require us to write down
certain assets or curtail or cease certain
operations, and affect investor sentiment, our
access to capital markets, our competitiveness
and financial performance.
Policy, legal, regulatory, technological and market
developments related to climate change could
also affect future price assumptions used in the
assessment of recoverability of asset-carrying
values. This may affect whether there is
continued intent to develop exploration and
appraisal intangible assets; the timing of
decommissioning of assets; and the useful
economic lives of assets used for the calculation
of depreciation and amortization.

Climate-related financial disclosures, page 42 and Financial statements – Note 1 and Note 33
Competition: inability to remain efficient,
maintain a high-quality portfolio of assets and
innovate could negatively impact delivery of our
strategy in a highly competitive market.
Our strategic progress and performance could
be impeded if we are unable to control our
development and operating costs and margins,
if we fail to scale our businesses at pace, or to
sustain, develop and operate a high-quality
portfolio of assets efficiently. Furthermore, as an
integrated energy company, we face an
expanded and rapidly evolving range of
competitors in the sectors in which we operate.
We could be adversely affected if competitors
offer superior terms for access rights or licences,
or if our innovation in areas such as new low
carbon technologies, digital, customer offer,
exploration, production, refining, manufacturing
or renewable energy lags behind those of our
competitors. Our performance could also be
negatively impacted if we fail to protect our
intellectual property.
Talent and capability: inability to attract, develop
and retain people with necessary skills,
capabilities and behaviours could negatively
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

« See glossary on page 351	bp Annual Report and Form 20-F 2024	67

Strategic report

Safety and operational risks
Process safety, personal safety, and
environmental risks: exposure to a wide range
of health, safety and environmental risks could
cause harm to people, the environment and our
assets and result in regulatory action, legal
liability, business interruption, increased costs,
damage to our reputation and potentially denial
of our licence to operate.
Technical integrity failure, natural disasters,
extreme weather or a change in its frequency or
severity, human error and other adverse events
or conditions, including breach of digital security,
could lead to loss of containment of hazardous
materials, including hydrocarbons«. This could
also lead to fires, explosions or other personal
and process safety incidents when drilling wells,
constructing and operating facilities; in addition
to activities associated with transportation by
road, sea or pipeline. There can be no certainty
that our OMS or other policies and procedures
will adequately identify all process safety,
personal safety and environmental risks or that
all our operating activities, including acquired
businesses, will be conducted in conformance
with these systems.

Safety, page 56
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
Product quality: supplying customers with off-
specification products could damage our
reputation, lead to regulatory action and legal
liability, and impact our financial performance.
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
Changes in law or regulation could increase the
compliance and litigation risk and costs, reduce
our profitability, reduce demand for or constrain
our ability to sell certain products, limit our
access to new opportunities, require us to divest
or write down certain assets or curtail or cease
certain operations, or affect the adequacy of our
provisions for pensions, tax, decommissioning,
environmental and legal liabilities. Changes in
laws or regulations could result in the
nationalization, expropriation, cancellation, non-
renewal or renegotiation of our interests, assets
and related rights. Potential changes to pension
or financial market regulation could also impact
funding requirements of the group. Following the
Gulf of America oil spill, we may be subjected to a
higher level of fines or penalties imposed in
relation to any alleged breaches of laws or
regulations, which could result in increased costs.

Regulation of the group’s business, pages 329-334
Trading and treasury trading activities:
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

68	bp Annual Report and Form 20-F 2024

Compliance information

bp non-financial and sustainability information statement Produced in compliance with Sections 414CA and 414CB of the Companies Act. Information incorporated by cross reference.
Requirement	Relevant policies and standards	Information related to policies and any due diligence processes
a Environmental matters	•Net zero aims •TCFD •Sustainability frame •Biodiversity position (online)	•Climate-related financial disclosures – pages 42-55 •People and planet – page 60 •Our Operating Management System« (OMS) – page 56 •Decision making by the board – page 79
b Employees	•bp values and code of conduct (online)
•Our people – page 57
•Safety – page 56
•Our values (Who we are) and code of conduct – pages 58-59
•Employee engagement (Pulse annual and Pulse live employee surveys) – page 58
•How the board engaged with stakeholders (workforce) – page 78

c Social matters	•Sustainability frame	•Our Operating Management System« (OMS) – page 56 •Improving people’s lives – page 60 •Decision making by the board – page 79
d Respect for human rights	•Business and human rights policy (online) •Modern slavery statement (online) •Labour rights and modern slavery principles (online) •Code of conduct (online)	•Improving people’s lives – page 60 •Human rights – page 60 •Our values (Who we are) and code of conduct – pages 58-59
e Anti-corruption and anti-bribery	•Anti-bribery and corruption policy •Code of conduct (online)	•Ethics and compliance – page 59 •Our partners in joint arrangements – page 57
Description of principal risks relating to matters (a-e above)		•How we manage risk – pages 61-64 •Risk factors – pages 65-67 •TCFD (climate-related risk management) – pages 45-46
Relevant information
Business model description	•Business model – page 12
Description of non-financial KPIs	•Measuring our progress – page 14 and pages 16-17

TCFD index table[a] Our TCFD disclosures can be found on the following pages.
TCFD Recommendation	TCFD Recommended Disclosure	Where reported
Governance Disclose the organization’s governance around climate-related issues and opportunities.	a Describe the board’s oversight of climate-related risks and opportunities.	•Page 45
	b Describe management’s role in assessing and managing climate-related risks and opportunities.	•Page 46
Strategy Disclose the actual and potential impacts of climate-related risks and opportunities on the organization’s business, strategy and financial planning where such information is material.	a Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.	•Pursuing a strategy that is consistent with the Paris goals, page 10 •Strategy, page 8 •Risk factors, page 65
	b Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.	•Risk factors, page 65 – description of principal risks •Strategy, page 8
	c Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	•Strategy, page 8 •Pursuing a strategy that is consistent with the Paris goals, page 10
Risk management Disclose how the organization identifies, assesses and manages climate-related risks.	a Describe the organization’s processes for identifying and assessing climate-related risks.	•Risk Management, page 45 •How we manage risk, page 61 •Risk factors, page 65
	b Describe the organization’s processes for managing climate-related risks.	•Risk Management, page 45 •How we manage risk, page 61
	c Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.	•Risk Management, page 45 •How we manage risk, page 61 •Risk factors, page 65
Metrics and targets Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.	a Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	•TCFD metrics and targets, page 55
	b Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks.	•GHG emissions data, page 40
	c Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.	•Our net zero aims and targets, pages 38-39

aWe consider the information in our TCFD disclosures, taken together with our climate-related non-financial KPIs on pages 14-17 of this report, to be compliant with the disclosure requirements of Section
414CB of the Companies Act, as amended by the UK CFD Regulations.

Section 172 statement
In accordance with the requirements of Section 172 of the Companies Act 2006 (the Act), the directors consider that, during the financial year ended
31 December 2024, they have acted in a way that they consider, in good faith, would most likely promote the success of the company for the benefit of its members as a whole, having regard to the likely consequences of any decision in the long term and the broader interests of other stakeholders, as required by the Act.

For more information in support of this statement, see board activities, page 76, our stakeholders, page 78 and key decisions, page 79.

The Strategic report was approved by the board and signed on its behalf by Ben J.S. Mathews, company secretary, on 6 March 2025.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	69

Corporate governance

Corporate
governance

Thunderhorse, US Gulf of America

70	bp Annual Report and Form 20-F 2024

Introduction from the chair

Our governance framework is designed to be dynamic, flexible and robust.

Dear fellow shareholders,
The role of a board as custodian of the
company’s assets has even greater significance
in times of volatility, uncertainty and change. The
unpredictable macro environment in 2024
offered both opportunities and challenges for
global energy companies. Many of bp’s
businesses performed well but there were also
challenges in parts of the customers & products
business. Overall, it was a year of reshaping the
portfolio and laying the foundations for bp’s
strategy reset in February 2025. The strategy we
have set out provides clarity about direction and
priorities, and the board will now focus its
attention overseeing strategic execution and
performance management.
Evolving governance framework
The board’s corporate governance framework is
a robust basis to challenge and guide the
leadership team in good times, but also in the
tougher times we have experienced. It has been
instrumental in helping the board to navigate
multiple, rigorous discussions and – ultimately –
the decisions we took in 2024, culminating, more
recently, in February’s strategy reset.
Our governance framework is designed to be
dynamic, flexible and robust. This meant that
when the new UK Corporate Governance Code
was published at the start of 2024, we could
largely deploy our existing processes to plan for
meeting its requirements, adding elements
where appropriate while avoiding duplication and
minimizing extra work.
The terms of reference for the board and the
board committees were updated in July, with
further changes to the board and audit
committee terms of reference in January 2025,
reflecting the staggered timetable of the changes
coming into force under the new code.
Considering the new requirement for an internal
control effectiveness statement, we intend to
make this statement in 2027 in respect of our
2026 annual report, having sought appropriate
external assurance.
Meaningful engagement
Every year, we seek to engage widely with you,
our shareholders, but also with our own people,
partners, advisers and governments.
A highlight of 2024 was the board’s trip to India.
This was an invaluable experience for the board
in a strategically significant region for bp. We
travelled to three cities, meeting partners,
suppliers and the government – and bp’s teams
working on lubricants, developing technical
solutions and helping to run our operations
safely (see page 78).
The board also met many other teams across
the world, through our bespoke workforce
engagement programme. This is designed to
allow our directors to meet our people directly,
throughout bp (see page 78).
Our 2024 workforce engagement agenda was
aligned closely with the topics we discussed in
reviewing and considering our strategic options
at board meetings during the year. The views and
feedback obtained played an important part in
informing the board’s decisions. This programme
of listening to and working with our people will
continue through 2025 – especially during an
ongoing transformation programme.
Progress on culture
The board places great importance in assessing
and monitoring bp’s culture. Whenever
necessary, it seeks the leadership team’s
assurance that action will be taken should
practices or behaviours not align with the
company’s culture frame, which sets out ‘Who
we are’. The board set up a temporary committee
in 2023 to provide direct oversight on culture. It
served bp well and its responsibilities have now
been assumed by the people, culture and
governance committee.
As chair of this committee, I am pleased with the
start we have made in 2024 with the committee’s
expanded scope on culture and, in particular,
with a focus on psychological safety and
speaking up. We will seek to make further
progress on this area during 2025 (for more on
the people, culture and governance committee’s
work, see page 86).
Board composition
The people, culture and governance committee is
continuously working to identify potential
candidates to join the board. The reset strategy
bp announced in February 2025 provides the
committee with a clear framework to identify
new board members who will bring the additional
skills and experience bp needs as it embarks on
the next chapter.
Closing thanks
I am grateful to my fellow board members for
everything they have done this year – and
everything they continue to do. On behalf of the
board, I would also like to thank the leadership
team and bp teams across the world for what
they achieved in 2024, for their relentless focus
on safety and their commitment to bp. And I will
close by thanking you, fellow shareholders, for
your support and your challenges. Your
contributions improve the board’s decision
making – and help to improve bp.
Helge Lund
Chair
6 March 2025

« See glossary on page 351	bp Annual Report and Form 20-F 2024	71

Corporate governance

Board at a glance

	Board meeting attendance		Committee membership				Skills and experience
	8 scheduled	2 ad hoc	Audit	Remuneration	People, culture and governance	Safety and sustainability	Society, politics and geopolitics	Technology, digital and innovation	People leadership and organizational transformation	Operational excellence and risk management	Global business leadership and governance	Finance, risk and trading	Energy markets	Climate change and sustainability

Non-executive directors[a]
Helge Lund (Chair)	8/8	2/2			ò		ò		ò	ò	ò		ò	ò
Dame Amanda Blanc	8/8	2/2		ò	ò		ò		ò	ò	ò	ò		ò
Tushar Morzaria	8/8	2/2	ò	ò					ò	ò	ò	ò
Melody Meyer[b]	8/8	1/2		ò		ò				ò	ò		ò	ò
Pamela Daley	8/8	2/2	ò	ò							ò	ò	ò
Hina Nagarajan	8/8	2/2	ò		ò			ò	ò	ò	ò			ò
Satish Pai[c]	7/8	2/2				ò		ò	ò	ò	ò		ò	ò
Karen Richardson[c]	7/8	2/2	ò					ò	ò	ò	ò	ò
Dr Johannes Teyssen	8/8	2/2			ò	ò	ò		ò	ò	ò		ò	ò

Executive directors
Murray Auchincloss (CEO)	8/8	2/2
Kate Thomson (CFO)[d]	7/7	1/1

ò Chair of the committee
ò Member of the committee

Non-executive directors’ tenure			Board ethnic diversity			Board gender diversity

	March 2025	March 2024		March 2025	March 2024		March 2025	March 2024
¢ 1. 1-3 years	3	6	¢ 1. White British or other white (including minority-white groups)	8	10	¢ 1. Female	6	7
¢ 2. 4-6 years	5	3	¢ 2. Asian/Asian British	3	3	¢ 2. Male	5	6
¢ 3. 7-9 years	1	2

			3			55%
			directors who identify as from a minority ethnic background			of directors are female

a    Paula Rosput Reynolds and Sir John Sawers stepped down from the board on 25 April 2024 and attended all meetings held prior to this date.
b    Melody was unable to attend the ad hoc meeting in June due to an existing external commitment.
c    Satish and Karen were unable to attend the scheduled meeting in June due to existing external commitments.
d    Kate was appointed to the board on 2 February 2024 and attended all meetings held after this date.

72	bp Annual Report and Form 20-F 2024

Board of directors

Helge Lund Chair

Appointed Board: 26 July 2018; chair: 1 January 2019
Nationality Norwegian
External appointments
•Chair of Novo Nordisk AS. •Operating advisor to Clayton Dubilier & Rice. •Member of the Board of Trustees of the International Crisis Group. •Member of the European Round Table for Industry.
Significant past appointments
•Chief executive of BG Group.
•President and chief executive officer of Equinor and
Aker Kvaerner.
•Executive of Aker RGI and Hafslund Nycomed.
•Non-executive director of Schlumberger and Nokia.
•Consultant at McKinsey & Company.
•Parliamentary group political advisor of the Conservative
party, Norway.

Key skills and experience
•Distinguished career as a leader in the energy sector with
deep industry knowledge and global business experience.
•Drives cohesion, constructive challenge and oversight of
bp’s strategy through forward looking leadership of the
board.

As at 6 March 2025

Dame Amanda Blanc Senior independent director

Appointed 1 September 2022
Nationality British
External appointments
•CEO of Aviva plc. •Member of the Association of British Insurers Board.
Significant past appointments
•Began career as a graduate at Commercial Union, one of
Aviva’s ancestor companies, and held several senior
executive roles across the insurance industry.
•Group CEO at AXA UK, PPP & Ireland.
•CEO of Europe, Middle East, Africa & Global Banking at
Zurich Insurance Group.
•Leadership positions at Groupama Insurance Company
and Commercial Union.
•Member of the Prime Minister’s Business Council.

Key skills and experience
•Experience leading insurance businesses in the UK and across Europe. •Wide-ranging board, industry and regulatory experience.

Committee members key
Chair	Audit committee	Safety and sustainability committee	Remuneration committee	People, culture and governance committee

Murry Auchincloss Chief executive officer

Appointed Executive director: 1 July 2020; chief executive officer: 17 January 2024
Nationality Canadian and British
Significant past appointments
•Joined Amoco in 1992 and then bp when the two
companies merged in 1998.
•Senior roles in finance and management at bp, across tax,
business development, mergers and acquisitions and
performance management.
•Chief of staff to bp chief executive officer.
•CFO BP p.l.c.

Key skills and experience
•Drives bp’s strategy as an integrated energy company and
has extensive experience and knowledge of the energy
sector.
•Provides deep insight into bp’s assets and businesses
through broad experience across the group, extensive
financial expertise and experience.

Tushar Morzaria Independent non-executive director

Appointed 1 September 2020
Nationality British
External appointments
•Non-executive director of Legal & General Group plc. •Non-executive director of BT Group plc.
Significant past appointments
•Various senior roles at JP Morgan, including CFO of its
Corporate & Investment Bank.
•Group finance director and member of the board of
Barclays PLC 2013 to 2022.
•Non-executive chairman of EMEA Investment Banking,
Barclays until 2024.

Key skills and experience
•Over 25 years of strategic financial management,
investment banking, operational and regulatory
experience.
•Breadth of knowledge and insight into financial, tax,
treasury, investor relations and strategic matters and
strong experience in delivering corporate change
programmes while maintaining a focus on performance.

Kate Thomson Chief financial officer

Appointed 2 February 2024
Nationality British
External appointments
•Board member of Aker BP ASA. •Member of the European Round Table for CFOs. •Member of the 100 Group Main Committee.
Significant past appointments
•Joined bp in 2004. •Group head of tax, BP p.l.c. •Group treasurer, BP p.l.c. •SVP finance for production & operations, BP p.l.c.
Key skills and experience
•Has a detailed understanding and experience of the energy
sector and provides deep technical insight from her broad
experience of leading teams across the group in tax,
treasury and commercial finance.

Melody Meyer Independent non-executive director

Appointed 17 May 2017
Nationality American
External appointments
•Non-executive director of AbbVie Inc. •Non-executive director of Airswift Parent LLC.
Significant past appointments
•President of Chevron Asia Pacific E&P until 2016 after 37 years of service in key leadership roles in global exploration and production.
Key skills and experience
•Deep understanding of the factors influencing safe,
efficient and commercially high-performing projects in a
global organization.
•Expertise in the execution of major capital projects,
technology, R&D, creation of businesses in new countries,
strategic business planning, merger integration, leading
change, and safe and reliable operations.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	73

Corporate governance

Pamela Daley Independent non-executive director

Appointed 26 July 2018
Nationality American
External appointments
•Director of BlackRock, Inc.
Significant past appointments
•Various senior executive roles at General Electric
Company (GE), including senior vice president of business
development 2004 to 2013.
•Senior vice president and senior advisor to the chair at GE in 2013.
•Director of BG Group plc 2014 to 2016.
•Director of Patheon N.V. 2016 to 2017.
•Partner at Morgan, Lewis & Bockius.
•Director of SecureWorks, Inc. 2016 to 2025.

Key skills and experience
•Board-level experience of the UK oil and gas industry and executive experience in highly regulated industries. •Qualified lawyer with a wealth of global business and strategic experience.

Hina Nagarajan Independent non-executive director

Appointed 1 March 2023
Nationality Indian
External appointments
•Managing director and CEO of United Spirits Limited
(Diageo India).
•Member of the global executive committee of Diageo plc.
•Board member of The Advertising Standards Council
of India.
•Director and co-chair of International Spirits and Wines
Association of India.

Significant past appointments
•Leadership positions at Reckitt, Mary Kay India and Nestlé
India with over 30 years in the fast-moving consumer
goods (FMCG) industry.
•Non-executive director at two companies which were
publicly quoted at the time: Guinness Ghana Breweries Plc
and Seychelles Breweries Limited.

Key skills and experience
•Deep and wide-ranging experience in customer-focused FMCG businesses in complex emerging markets. •Extensive experience in assessing climate-related risks and opportunities.

Karen Richardson Independent non-executive director

Appointed 1 January 2021
Nationality American
External appointments
•Partner at Artius Capital Partners. •Non-executive director of Artius II Acquisition Inc. •Non-executive director (lead independent director) of Exponent, Inc.
Significant past appointments
•Senior operating roles in the public and private
technology sector.
•Vice president of sales at Netscape Communications
Corporation 1995 to 1998.
•Senior executive roles at E.piphany from 1998, including
CEO 2003 to 2006.
•Non-executive director of BT plc 2011 to 2018.
•Director of Worldpay Inc. (Worldpay Group plc) 2016
to 2019.
•Chair of Origin Materials Inc. 2021 to 2024.

Key skills and experience
•Extensive knowledge of digital, technology, cyber and IT security matters. •30 years’ technology industry experience including working with innovative Silicon Valley companies.

Dr Johannes Teyssen Independent non-executive director

Appointed 1 January 2021
Nationality German
External appointments
•Senior advisor to Kohlberg Kravis Roberts. •President of Alpiq Holding Ltd. •Senior advisor to Viridor Limited.
Significant past appointments
•Several leadership positions at VEBA AG (merged with
VIAG AG in 2000 and renamed to E.ON AG and later to
E.ON SE).
•Member of the board of management of the E.ON Group’s
central management company in Munich in 2001 and
E.ON SE in 2004.
•Vice-chair of E.ON SE, 2008 and CEO, 2010 to 2021.
•President of Eurelectric 2013 to 2015.
•Vice-chair of the World Energy Council, responsible for
Europe, 2006 to 2012.
•Member of the supervisory board of Salzgitter AG 2006 to
2016 and Deutsche Bank AG 2008 to 2018.

Key skills and experience
•Extensive experience and deep knowledge of the energy sector and its continuing transformation. •Considerable knowledge and experience of climate-related risk oversight.

Satish Pai Independent non-executive director

Appointed 1 March 2023
Nationality Indian
External appointments
•Managing director of Hindalco Industries Limited. •Director of Novelis Inc. •Non-executive director, Aditya Birla Management Corporation Ltd. •Director, Indian Institute of Metals.
Significant past appointments
•Executive vice president, worldwide operations and other engineering and management roles at Schlumberger across 28 years of service.
Key skills and experience
•Accomplished and transformative executive with operations and technology experience in the resources and energy industries. •Strong digital capability and experience.

Ben J S Mathews Company secretary

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
Ben’s global company secretary team is responsible for
providing advice and support to the plc board and the
boards of other legal entities in the bp group. The team’s
vision is to enhance stakeholder value through dynamic
corporate governance.
Former appointments include Group Company Secretary
of HSBC Holdings plc and Rio Tinto plc.

For further detail on the directors’ climate
change and sustainability experience, see
the TCFD section on page 43 and further
biographical information for each director
is available online at bp.com/whoweare.

74	bp Annual Report and Form 20-F 2024

Leadership team

William Lin EVP gas & low carbon energy

Leadership team tenure Appointed on 1 July 2020
Nationality American
Board memberships
William is a non-executive director of Pan American
Energy Group, the largest independent energy company
in Argentina. He is also a member of the supervisory board
for Corbion, a Dutch-listed global food ingredients and
biochemicals company. He chairs Corbion’s Sustainability
& Safety Committee and is a member of the Audit
Committee.

Career summary
William has worked at bp for 29 years and now leads the
group’s global natural gas and low carbon businesses and
markets. Prior to this role, he held other senior
management positions including the chief operating
officer for upstream regions, regional president for Asia
Pacific, and vice president for gas developments and
operations for Egypt.

Gordon Birrell EVP production & operations

Leadership team tenure Appointed on 1 July 2020
Gordon previously served on bp’s executive team starting on 12 February 2020.
Nationality British
Board memberships
Gordon is a non-executive director of Azule Energy Holdings Ltd.
Career summary
Before being appointed to his new role, Gordon was chief
operating officer for production, transformation and
carbon. In his bp career, Gordon has spent time in various
leadership, technical, safety and operational risk roles,
including four years as bp president Azerbaijan, Georgia
and Türkiye. Gordon is a Fellow of the Royal Academy
of Engineering.

Kerry Dryburgh EVP people, culture & communications

Leadership team tenure Appointed on 1 July 2020
Nationality British
Board memberships
None
Career summary
Kerry leads people, culture & communications at bp. Kerry
previously headed HR for bp’s upstream business while
also serving as group chief talent officer. She has held a
series of senior HR positions across the company,
including running HR for bp’s shipping, integrated supply
and trading, and corporate functions. She brings vast
experience from other sectors in Europe and Asia, having
worked at both BT and Honeywell.

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

Emeka Emembolu EVP technology

Leadership team tenure Appointed on 18 April 2024
Nationality British
Board memberships
None
Career summary
Emeka started his career working offshore as an engineer
and has spent 25 years with bp. Prior to being appointed
EVP technology, Emeka spent two years as chief of staff
to the CEO. Before joining the executive office, he led bp's
North Sea business as region SVP spearheading
improvements in operational safety, driving efficiencies
and growing the value of the business. Prior to that, he
held a range of senior technical leadership roles in the Gulf of America, Canada, North Africa and Alaska and in the
subsurface function.

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
She oversees bp’s venturing investments business, which
supports bp’s transition and net zero ambition. Prior to bp, she worked for McKinsey, where she was a senior partner.
She led the global downstream oil and gas practice and
was a key member of the chemicals, and electricity, power
and natural gas practices, helping companies shape their
strategies for the energy transition.

Carol Howle EVP supply, trading & shipping

Leadership team tenure Appointed on 1 July 2020
Nationality British
Board memberships
None
Career summary
Before taking on her current role, Carol ran bp shipping
and was the chief operating officer for integrated supply
and trading, oil. She has more than 20 years’ experience in
the energy industry, and many in integrated supply and
trading. Her previous roles include chief operating officer
for natural gas liquids, regional leader of global oil Europe and finance. Carol also served as the head of the group
chief executive’s office.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	75

Corporate governance

Governance framework

Board of directors
Non-executive directors			Executive directors

Chair	Senior independent director	Independent non-executive directors	Chief executive officer	Chief financial officer	Company secretary

Board committees

Safety and sustainability committee	Audit committee	People, culture and governance committee	Remuneration committee
Report from page 80	Report from page 82	Report from page 86	Report from page 88

Executive leadership
bp leadership team

bp’s governance framework helps to drive informed
and efficient decision making through a clear
division of responsibilities. This enables bp to
operate effectively and in alignment with the
strategy as set by the board.
Responsibilities of the board
The board is appointed by shareholders. Its
responsibility, through the directors, is to promote
the success of the company, to drive value for
shareholders, having regard for the company’s
stakeholders and the consequences of decisions in
the long term. Fulfilling this role, the board is
responsible for setting and overseeing the
implementation of the company’s strategy, purpose
and values. The board’s oversight includes
monitoring culture and the effectiveness of the
company’s system of internal control.
More detailed information about board activities is
available from page 76.
Delegation of authority
The board delegates certain responsibilities
to its principal committees, which are outlined
in their respective terms of reference at
bp.com/governance.
Day-to-day management of the business is
delegated to the chief executive officer (CEO), who in
turn is advised and supported by a leadership team
(bpLT) comprising of nine individuals who are
accountable to him for their respective business and
functional areas, with appropriate financial authority
levels. Ultimately, decisions are taken by the CEO in
the execution of the delegations to him by the board.
For example, the CEO’s authority includes a limit on
investments, capital expenditure« and financial
commitments. Any matters in excess of this limit, or
those that go beyond the annual plan or agreed
strategy, remain a matter reserved for the board as
a whole.
Further delegations of authority are maintained
throughout the business in a consistent way.
Board committees
The four principal board committees operate
under terms of reference which are reviewed
at least annually. Full details can be found at
bp.com/governance.
Each committee reports to the board as a whole,
providing updates on their activities and, where
applicable, making recommendations for the
board’s approval.
Board roles
Non-executive directors (NEDs)
Provide independent oversight, mentoring and
constructive challenge to the executive directors and
bpLT. NEDs bring valuable external perspective and
support good governance in matters such as
remuneration and succession planning.
Chair
•Helge Lund leads the board and is responsible
for its overall effectiveness.
•This includes shaping and managing the culture
of the boardroom, facilitating the board’s ability
to hear the views of stakeholders, and overseeing
the composition and development of the board.
Senior independent director (SID)
•Dame Amanda Blanc acts as a sounding board
for the chair and, if necessary, as an intermediary
for other directors and investors.
•This includes overseeing the performance
evaluation and succession planning for the chair.
Executive directors
Executive directors are tasked with the
implementation of bp’s strategy and are responsible
for all executive management matters affecting
the company.
Chief executive officer (CEO)
•As CEO, Murray Auchincloss proposes
bp’s strategy and annual plan for
endorsement by the board, and leads the bpLT
in delivering them.
•This involves overseeing the implementation of
the system of internal controls and responsibility
for setting policies, standards and procedures
that foster bp’s culture and values.
Chief financial officer (CFO)
•Kate Thomson provides financial leadership
for the business and supports the CEO in
the development and implementation of
the strategy.
Company secretary
Ben Mathews advises the board on corporate
governance matters, change to and compliance with
board procedures, and monitors regulatory
requirements. He also supports the chair in ensuring
the timely flow of accurate and clear information to
the board.

76	bp Annual Report and Form 20-F 2024

Board activities: promoting long-term sustainable success

In 2024 the board and its committees held regular meetings as needed to address business requirements. Agendas were set in advance by the chair, CEO, and company secretary, focusing on four pillars of strategy, performance, people, and governance.
The board's activities, supported by its committees, spanned these pillars. Notably, overseas trips to both Houston, US, and across India allowed the board to engage directly with a range of stakeholders. Highlights of the board’s activities, discussions and approvals during the year are provided below.

Strategy	Performance

Strategic direction TCFD
•Worked closely with the CEO and his leadership team to establish a new purpose and strategy reset for bp.
•Discussed strategic progress and options at every board meeting, including deep-dives into our transition businesses«.
Macroeconomics TCFD
•The review of our strategic direction was informed by regular updates on macroeconomic and geopolitical factors affecting our strategy, plan and performance.
Mergers and acquisitions pipeline
•Regular reviews of potential merger, acquisition and divestment opportunities, including transition and low carbon. TCFD
•Approved the acquisition of transition business, bp Bunge
Bioenergia (see page 33). TCFD
•Approved the final investment decision for Kaskida which will be bp’s sixth hub in the Gulf of America.
Offsites
•The board's site visits this year included:
–Permian Basin, Gulf of America.
–bp Houston in the US.
–The Castellón refinery in Spain.
–Castrol Patalganga plant and bp’s business and technology
centers in Pune, in India.
–Our Reliance-operated KG D6 gas facility in India.
Technology
•Received an update on digital, including its functional
reorganization, the development of new strategic partnerships
(Palantir, Infosys) and priorities for 2025.
•Participated in a deep-dive session on the potential deployment of generative artificial intelligence solutions across bp businesses.
Safety and sustainability TCFD
•Reviewed ongoing updates on safety measures and performance.
•Focused its sustainability aims on those most relevant to the long-
term success of its businesses and to its net zero ambition

Annual plan
•Reviewed and approved the 2024 annual plan that considered
capital allocation (including transition businesses) to improve the balance sheet. TCFD
•Reviewed full-year delivery against the 2023 plan, and monitored progress against 2024 objectives.
Financial frame and distributions
•Evaluated potential enhancements and simplifications to the financial frame.
•Regularly reviewed shareholder distribution options in alignment with the financial frame.
Capital expenditure
•Received an update from the CEO at every board meeting covering projects across all bp’s businesses and, where appropriate,
climate-related considerations. TCFD These updates included any inorganic or divestment opportunities of more than $100 million.
Acquisition reviews
•Evaluated progress on the integration of transition businesses,
Archaea Energy and TravelCenters of America. TCFD
Principal risks
•Analysed trends and themes arising from risk management
reports.
•Performed mid-year and full-year reviews of bp’s principal and emerging risks, including those related to climate. TCFD
Internal controls
•Evaluated the group’s internal control and risk management
systems as part of the review and approval of the bp Annual Report and Form 20-F.
•Received reports from group risk and internal audit, no specific concerns were identified, and the board concluded that the
systems remain resilient, fit for purpose, and aligned with external expectations (see how we manage risk on page 61).

Key
	TCFD	TCFD Recommendations and Recommended Disclosure

Highlights of the year
January – March	April – June

February:
•Site visit to bpx energy and Archaea,
US.
•People, culture and governance;
remuneration; audit; and safety and
sustainability committee meetings,
including Q4 results, London.
•Board meeting, London.
March:
•People, culture and governance;
remuneration; and audit committee
meetings, virtual.
•Board meeting, virtual.

April:
•People, culture and governance
committee meeting, virtual
•Remuneration committee meeting,
virtual
•Annual General Meeting, London
May:
•Audit committee and board meetings,
including Q1 results, virtual.
June:
•Houston, US, board programme
including a safety and sustainability
committee site visit to the Permian
Basin and Gulf of America and a
trading and shipping floor walk with
the audit committee.
•Ad-hoc board meeting, virtual.

Permian Basin, US	Argos platform, US Gulf of America

« See glossary on page 351	bp Annual Report and Form 20-F 2024	77

Corporate governance

People	Governance

Engagement
•Participated in the workforce engagement programme (WFEP),
bringing employee feedback into the boardroom and therefore
allowing board decisions to be better informed of stakeholder views
(see page 78).
•Met with high-potential employees to help improve the board's visibility of the executive succession pipeline.
•Held town halls and undertook site visits to increase director interaction with the workforce in those locations (further information on in-person site visits on page 78).
Culture
•Received feedback from Pulse employee surveys, agreeing actions and initiatives in response.
•Reviewed the annual ethics and compliance report, and the function’s priorities and objectives.
•Approved the scope of the newly named people, culture and
governance committee.
Conflicts of interest
•Approved an amended conflicts of interest policy that integrated mandatory disclosure and reporting requirements for relationships at work.
Succession planning
•Supported by the people, culture and governance committee, the board received updates on succession plans for the board, and undertook a review of leadership development initiatives, including succession plans for the bp leadership team.

Corporate governance framework
•Approved changes to the terms of reference for the board and committees to align with regulatory changes under the revised UK
Corporate Governance Code and to reflect evolving governance practices at bp.
Board composition / director changes
•Following a comprehensive selection process, appointed Murray
Auchincloss as the permanent chief executive officer with effect from
17 January 2024, and Kate Thomson as chief financial officer and board member on 2 February 2024.
•Appointed Dame Amanda Blanc as senior independent director (SID)
with effect from 25 April 2024.
•Appointed Tushar Morzaria as interim remuneration committee chair with effect from 25 April 2024.
•Appointed Hina Nagarajan and Johannes Teyssen as additional members of the people, culture and governance committee with effect from 6 May 2024.
Director training and knowledge sessions
•Completed online training on topics including the code of conduct and cyber security.
•Participated in a number of deep-dive sessions during the year on relevant topics such as artificial intelligence.
Board effectiveness review
•Conducted an externally facilitated board and committee
performance review led by the chair and company secretary (see page 87).
Investor engagement
•The chair, senior independent director, remuneration committee chair,
SVP investor relations and company secretary held a number of investor meetings with shareholders representing around 30% of the share capital.

July – September	October – December

July:
•People, culture and governance;
remuneration, audit; and safety and
sustainability committee meetings,
including Q2 results, London.
•Board meeting, London.
•Safety and sustainability committee
site visit to Castellón refinery, Spain.
September:
•India board programme, including
safety and sustainability committee
site visit to Castrol Patalganga and
audit committee site visit to Pune.

October:
•Audit committee; board; and results
committee meetings, including Q3
results.
November:
•People, culture and governance;
remuneration; audit and safety and
sustainability committee meetings,
London.
•Board meeting, London.
December:
•Audit committee meeting, virtual

bp office in Pune, India	Castrol, Pangbourne, UK

78	bp Annual Report and Form 20-F 2024

Our stakeholders
Regular stakeholder engagement allows directors to gain a wide range of different insights, giving the board a comprehensive and rounded perspective in support of the decisions it takes. Engagement of this nature helps the directors to fulfil their statutory duties and build greater trust within, across, and outside of bp. In turn this helps improve how the strategy is formed and overseen to promote bp’s long-term success.
Fostering mutual understanding
òò
The board’s approach to stakeholder
engagement allows for a better understanding of
matters that are important and relevant to the
decisions that they take and to the continuing
evolution of bp’s strategy.
For the non-executive directors (NEDs), one of
the key mechanisms for engagement is the
workforce engagement programme (WFEP).
Every NED takes part in the WFEP, joining small
group roundtable sessions with employees on a
specific topic. Key themes addressed through
the WFEP in 2024 included safety, innovation and
technology, remuneration, and culture.
In addition, for employees, directors have been
involved in town hall events and webcasts during
the year.
For investors, engagement mechanisms
included roadshows, results calls, one-to-one
and group meetings.
bp’s financial and operational performance was
an important topic for both investors and the
workforce in 2024, with directors seeking to
enhance each group’s understanding of the
factors affecting the company’s overall
performance.
Promoting balanced perspectives
òòòò
In 2024, engagements included sessions with
employees in Australia, India, Spain, the UK and
US; summits and meetings with governments
and regulators from Azerbaijan, Germany,
Kuwait, India and Iraq; and customer-focused
visits to sites in the UK, US and India.
In particular, the board’s visit to our business and
technology centers in Pune, India in September
provided a breadth of stakeholder engagement
opportunities, supporting the delivery of bp’s
ambitions. For more on the visit to Pune see
page 83.
In addition to regular meetings with investors in
2024, bp held its first hybrid retail shareholder
engagement event outside of the AGM, hosted by
the company secretary. Feedback from this
event was used to enhance engagement by the
board at the AGM.
Focusing strategic direction
òòòòòò
The strategy reset announced in February 2025
was developed through a comprehensive
engagement programme undertaken in 2024 and
early 2025. The perspectives of various
stakeholders were considered including investors
and our employees. Wide-ranging views helped
to inform the decisions taken by the board
regarding the strategy reset. This engagement
supported the board’s confidence that their
decisions had taken account of evolving
stakeholder expectations.

See more on key decisions, page 79
Building trust in bp
òòò
Two important themes in helping to maintain and
enhance organizational trust are safety
performance and culture.
On safety, valuable insights were gained from
investors, employees and business partners via
in-person meetings, online meetings and director
site visits. Examples this year included visits to
the Castellón refinery in Spain and operations in
the Permian Basin in the US.
Culture was a prominent theme of WFEP
sessions in 2024 with valuable feedback shared
on culture at bp, including the impact of agile
working and leadership training programmes.
In addition, directors continued to advocate for
bp’s culture of speaking up, and the board
reviewed an anonymized summary of Pulse
employee survey reports and OpenTalk reports
(bp’s whistleblowing service). For more on
culture see page 87.
Opportunities for collaboration
òòòòò
By attending talks, events and site visits with our
partners and suppliers (such as Reliance, Infosys
and Aviation Fuelling Services at Heathrow
airport (UK)), the board had the opportunity to
discuss and learn more about safety, technology
and the future of the energy sector.
Similarly, engagements with governments and
regulators and consideration of wider society’s
interests focused on generating shared value.
For example, investment opportunities (Kaskida
platform, Gulf of America), redevelopment
opportunities (Kirkuk Field, Iraq) and exploration
of lower carbon energy solutions (Net Zero
Teesside Power, UK).
The directors also reflected on integration, safety
and customer-centricity on their visits to retail
sites such as TravelCenters of America in the
US and the Hemel Hempstead fuel terminal in
the UK.
Benchmarking progress
òòòòòò
Stakeholder engagement enhances the board’s
ability to benchmark our progress against peers
and to innovate, ultimately benefiting our
shareholders, workforce, customers, suppliers
and business partners, and the communities
where bp operates.

Our Section 172(1) statement describes
how the directors have had regard to the
matters set out in Section 172(1)(a) to (f)
of the Companies Act 2006; see page 68.
Further information on the board’s
activities and key decisions, including how
stakeholder interests have been
considered, can be found on pages 76-78
and page 79.

bp office in Pune, India

Stakeholders key ò Investors and shareholders ò Customers ò Workforce ò Governments and regulators ò Partners and suppliers ò Society

« See glossary on page 351	bp Annual Report and Form 20-F 2024	79

Corporate governance

Key decisions
Section 172 of the Companies Act 2006 requires directors to act in a way they believe will promote the success of the company for the benefit of its shareholders. They must consider the long-term impact of their decisions, the interests of employees, relationships with stakeholders, the community and environment, and maintain high standards of business conduct.
Set out below are four key decisions taken by the board during 2024 and how stakeholder considerations have been taken into account in the board’s discussions and decision making.

Resetting our strategy

The board approved a reset of bp’s strategy
and reallocation of capital to drive growth and
improved performance, as announced at the
Capital Markets Update on 26 February 2025.
This announcement followed extended
workshops and board discussions with
members of the bp leadership team at each
board meeting since September 2023, leading
to what the board believes is a clear and
distinctive strategic direction, an investable
financial proposition, with a simpler narrative,
sustainability framework, financial frame and
metrics.
Throughout the process, the board explored
what drives valuation growth across three
quantitative pillars – growth, profitability, and
risk – along with qualitative factors like
investor proposition, market confidence, and
the company’s performance during the year.

bp’s investors want to see consistent
operational and financial performance, together
with strategic clarity with less complexity. The
board discussed choices on capital allocation
and efficiency, balance sheet resilience and
share buyback guidance.
When looking at the potential strategic options,
the board also considered bp’s sustainability
framework.
Recognizing the feedback to become a simpler
and more understandable organization, the
board considered the perspectives of various
stakeholders including investors and our
employees before approving the five focused
sustainability aims of net zero operations«, net
zero sales«, people, water and biodiversity.

Throughout the process the board explored
potential scenarios, opportunities, and risks.
This ultimately led to decisions being taken
that the board believes will best maximize bp’s
prospect of achieving its objectives and
fulfilling its purpose. The board believes the
strategy remains consistent with the goals of
the Paris Agreement. Recognizing that the
component parts of this update are important
to many stakeholder groups, the board
remains committed to the energy transition.
Stakeholders considered
òòòòòò

An integrated energy company

As an integrated energy company, bp
continues to invest with discipline in both the
upstream« and low carbon energy. In 2024,
the board approved key investment decisions
in each of these segments.
In July, bp took a final investment decision for
a sixth operated hub, Kaskida, in the US Gulf
of America. This strategic growth project
represents bp’s ongoing commitment to
invest in this prolific high-margin basin, and
makes up an important element of growing
the value of bp. This platform is expected to
have production capacity of 80,000 barrels of
oil per day and will embrace a more simplified,
standardized and cost-efficient platform
design that we plan to replicate in future
projects, unlocking potential for the
development of 10 billion barrels of discovered
resources in place in the Paleogene, Gulf of
America.

Together with our partners we reached financial
close for two major carbon capture and storage
(CCS) projects in Teeside in the north-east of
England: the Northern Endurance Partnership
(NEP) and Net Zero Teesside Power (NZT
Power). NEP, through its CO2 transport and
storage system, will help develop and underpin
a lower carbon future for industry in the region.
NZT Power, a gas-fired power station with CCS,
will provide flexible low carbon power into the
UK national power grid. The two projects will
capture and transport millions of tonnes of CO2
and the board noted the potential from these
projects to support thousands of jobs through
their construction and operation.

The NZT Power and NEP decisions were taken
following extensive dialogue with multiple
stakeholders, including discussions with
governments regarding local policies and with
our customers to ensure an accessible
market. The board recognized the contribution
of the NZT Power and NEP decisions to bp’s
strategic priorities, including the high grading
of our hydrogen and CCS projects and the role
these projects can play in helping advance the
UK’s journey to net zero.
In the US, the board was supportive of the
high-value growth opportunity presented by
Kaskida and the contribution it could make to
deliver secure, reliable and affordable energy.
Stakeholders considered
òòòòòò

80	bp Annual Report and Form 20-F 2024

Safety and sustainability committee

Melody Meyer Safety and sustainability committee chair

The committee undertook a number of site visits to engage with employees and observe bp’s safety and sustainability culture and performance in person.

Meetings and attendance
The committee met five times during 2024.
Regular attendees included SVP internal audit,
EVP production & operations, EVP strategy,
sustainability & ventures, SVP HSE and carbon,
SVP safety and operational risk assurance,
SVP sustainability and VP internal audit –
safety and sustainability.

Non-executive directors	Five scheduled meetings
Melody Meyer: member (from May 2017), chair of the committee (from November 2019)	5/5
Satish Pai: member[a]	4/5
Sir John Sawers: member (until April 2024)	1/1
Johannes Teyssen: member	5/5
a Satish Pai was unable to attend the scheduled meeting in June due to an existing external commitment.
Chair’s introduction
Dear fellow shareholders,
I am pleased to present the safety and
sustainability committee report for the year
ended 31 December 2024.
Safety performance remained a focal point for
the committee during the year, with the
committee observing significant progress made
in reducing tier 1 process safety incidents. This
included overseeing management’s progress in
the implementation of Process Safety
Improvement Plans (PSIPs) across the company,
with deeper dives on personal safety, operational
integrity and threat risk across a number of our
businesses and operations.
Tragically, we lost a colleague in our recently
acquired bp bioenergy business in Brazil from
injuries sustained during an operational activity.
We extend our deep condolences to his family
and colleagues. Management reported on the
actions being taken to embed the bp Operational
Management System across bp bioenergy and to
learn from this incident.
The committee undertook a number of site visits
to engage with employees and observe bp’s
safety and sustainability culture and
performance in person. The committee members
appreciated the candour and culture experienced
at each site visited, details on page 81.
Looking forward to 2025, the committee will
focus its oversight on maintaining the good
progress and continuous improvement in safety
performance and implementation of the updated
sustainability aims (further detail on page 38).
Role of the committee
The committee oversees the management of
safety and sustainability matters, including
relevant systems and processes, focusing on
those which it considers to be most potentially
material from time to time.
Key responsibilities
The committee’s full terms of reference can be
viewed at bp.com/governance.
Melody Meyer
Committee chair
6 March 2025
Activities during the year
Overseeing improved safety
performance
•One primary focus of the committee is the
oversight of safety performance, critically
analysing management’s progress in the
reduction of tier 1 and 2 process safety
events«. During 2024, the committee
oversaw improved tier 1 safety performance,
with tier 1 safety events being 67% lower than
in 2023.
•Additionally, the committee oversaw the
implementation of PSIPs to address a 17%
increase in tier 2 safety events in the year.
This included overseeing the continued
embedding of the Refining, Terminals and
Pipelines 5-Point Plan, created as a priority
initiative following fatalities at the Toledo
refinery in September 2022.
•In addition, the committee received:
–Routine updates from the EVP production
& operations on safety and operational
performance and key safety moments
from around the business.
–Reports on major operational, security
(including crisis management and
business continuity) and cyber security
incidents (for example, detail on learnings
from the global CrowdStrike outage in
July 2024).
–Deep-dive updates regarding significant or
material events and specific risk areas
within the business, including a fatality at
Guariroba mill in our recently acquired bp
bioenergy business in Brazil from
exposure to steam at extreme
temperature, and a full shutdown at
Whiting refinery in the US resulting from a
power outage. The committee challenged
management on the root cause and
learnings from these incidents and how
learnings are embedded into existing
safety processes.
–The committee also made
recommendations to the remuneration
committee regarding safety remuneration
targets and outcomes. This included
critically analysing current methodologies
for the setting of targets to ensure they
are appropriately achievable while
remaining stretching.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	81

Corporate governance

Providing challenge on risk
management
•The committee plays an important role in the
bp risk management process, providing
independent challenge to management on the
processes and procedures implemented to
manage safety and sustainability risk. This is
achieved by reviewing and monitoring the
principal risks allocated to it by the board
through deep-dive updates, for example
related to wells, product quality and ethical
misconduct and non-compliance.
•Proactive deep-dives are made into specific
areas of risk within the business. For
example, the committee began receiving
enhanced reporting on risk management
within the bpx energy business, which
continued into 2024. This reporting has
allowed the committee to challenge the
business on the cascading of safety learnings
and implementation of process safety
improvement plans, demonstrated by
improved safety performance within bpx
energy during 2024.

Sustainability initiatives at Castrol,
India – September 2024
The committee observed first-hand several of
Castrol’s innovative sustainability initiatives,
including ambient temperature blending,
electricity optimization measures and its
strategy to use 100% renewable energy from
the local grid. The trip was also an
opportunity to hear from the local team how it
has improved safety performance through
digitization, including automated
maintenance management.

The local team provided the S&SC with an insight into its implementation of the 5-Point Plan and other PSIPs.

Castellón refinery, Spain

Insights from Castellón refinery,
Spain – July 2024
During the S&SC’s trip to Castellón refinery
the team provided an insight into its
implementation of the 5-Point Plan and
other PSIPs. The team also briefed the
committee on the cascading of learnings
following a fatality on-site in 2021, including
consequent reinforcement of the Life Saving
Rules on-site and piloting of a bespoke
safety programme (Safety in Mind) to
embed human performance principles of
safety on-site. In addition, the committee
was briefed on plans to develop the asset’s
green hydrogen« operations.

Castrol plant, India
•Routine updates on the activity of internal
audit are received by the committee, including
an annual report on bp’s system of internal
control. This supports the committee by
providing an independent view on
management’s safety and sustainability
performance, helping to draw out where key
challenges and risk areas may lie.
Guiding delivery against strategy
and aims TCFD
•The committee oversees progress against
bp’s sustainability aims through receiving
routine updates from the SVP sustainability.
During 2024, deep-dives were undertaken into
each pillar of the sustainability frame, with
regular focus on management’s plans to
address areas of more challenged delivery.
•The committee remains abreast of the
current global sustainability reporting
environment, including bp’s plans for
compliance. For example, in November, the
committee received a joint update with the
audit committee on bp’s plans for compliance
with the EU Corporate Sustainability
Reporting Directive and EU Taxonomy
Regulation.
ß
•Recommendations were made to the
remuneration committee regarding
sustainability-linked remuneration targets and
outcomes. For example, the committee made
a recommendation to the remuneration
committee to move the 2024 annual cash
bonus target from sustainable emissions
reductions to one based on operational
emissions reductions (see remuneration
report on page 88).

Key
TCFD	Information that supports TCFD Recommendations and Recommended Disclosures in relation to governance (see pages 42-45)
â

82	bp Annual Report and Form 20-F 2024

Audit committee

Tushar Morzaria Audit committee chair

The committee oversaw significant change in bp’s reporting processes in the year.

Meetings and attendance
The committee met nine times during 2024. Regular attendees included the chief financial officer (CFO), SVP accounting, reporting and control, SVP internal audit, EVP legal, and the external auditor.
Non-executive directors	Nine scheduled meetings
Tushar Morzaria: member (from September 2020), chair of the committee (from May 2021)	9/9
Pamela Daley: member	9/9
Paula Reynolds: member (until April 2024)	2/2
Karen Richardson: member	9/9
Hina Nagarajan: member[a]	8/9
a  Hina was unable to attend the meeting in December due to an
b Target first introduced in bp’s first quarter 2024 group results announcement referred to as cash costs savings. Cash costs has the same meaning as underlying operating expenditure«.
existing external commitment.
Chair’s introduction
Dear fellow shareholders,
I am pleased to present the audit committee
report for the year ended 31 December 2024.
At the heart of the committee’s role is bp’s
financial reporting – monitoring its continued
integrity, overseeing management’s control
procedures and assessing their effectiveness
and working with internal and external auditors to
ensure that what you – our shareholders – rely
on in our reporting has been appropriately
challenged and reviewed. This is work we
undertake on behalf of the board, co-ordinating
with some of the board’s other committees for
their relevant input and ultimately making
recommendations to the board in support of the
governance processes we have established.
In pursuit of this agenda, the committee oversaw
significant change in bp’s reporting processes in
the year, with the introduction of trading
statements which are now issued shortly after
the end of the quarter to provide up-to-date
performance insights.
A highlight of our activity during the year has
included monitoring progress against bp’s target
relating to the delivery of savingsb, and the
committee will continue to monitor progress in
2025 following the announcement on 26
February 2025 to deliver between $4-5 billion of
structural cost reductions« by the end of 2027.
An additional highlight was a deep-dive into how
bp manages risks associated with the integration
of acquisitions.
Against the backdrop of an ever-changing
regulatory environment, the committee has
engaged with management to assess bp’s
approach to new sustainability reporting and the
requirements of the new UK Corporate
Governance Code 2024, receiving regular
updates on implementation and plans for
compliance.
We spent time with the trading and shipping
team (now the supply, trading and shipping
team) in Houston, US and our business and
technology centers in Pune, India, both being
strategically significant areas of bp’s business.
Read more on page 83. The committee
continues to engage with other stakeholders
where appropriate, including through regulatory
inspections when they occur.
On behalf of my colleagues on the committee, I
would like to extend my thanks for the continued
professional support and focus of effort by
management and our various advisers during a
year where bp delivered strong performance in
some areas but had some challenges in others.
We look forward to continuing this journey
through 2025.
Role of the committee
The committee monitors the effectiveness of
the group’s financial reporting, including ESG
and climate-related financial disclosures, as
well as systems of internal control and risk
management as allocated by the board. It also
monitors the integrity of the external and
internal audit processes.
This report describes how bp has approached
compliance with the provisions of the FRC’s
Audit Committees and the External Audit:
Minimum Standard.
Key responsibilities
A summary of the committee’s terms of
reference is on page 335 and the full terms of
reference can be viewed at bp.com/governance.
Tushar Morzaria
Committee chair
6 March 2025

Financial expertise

        The board is satisfied that
•Tushar Morzaria, the chair of the
committee, has recent and relevant
financial experience as required by the
UK Corporate Governance Code and that
he is competent in accounting and
auditing in accordance with the FCA’s
Disclosure Guidance and Transparency
Rules.
•The committee has an appropriate
and experienced blend of commercial,
financial and audit expertise to assess
the issues it is required to address,
as well as competence in the relevant
sector in which bp operates.
•As a US foreign private issuer, the
committee meets the independence
criteria provisions of Rule 10A-3 of the
US Securities Exchange Act of 1934, and
Tushar Morzaria can be regarded as an
audit committee financial expert as
defined in Item 16A of Form 20-F.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	83

Corporate governance

Activities during the year
Monitoring the integrity of financial
reporting and assurance
•Through monitoring and reviewing that bp’s
financial statements and formal
announcements relating to bp’s financial
performance are clear and appropriate, the
committee oversees the integrity of our
financial reporting.
•Management’s application of key accounting
policies and recommendations on financial
reporting judgements was carefully
considered, with the committee concluding
that these matters were appropriately
addressed in the financial statements.
•The committee oversaw change in bp’s
reporting processes, playing a key role in
reviewing the governance, assurance and
reporting arrangements for trading
statements, which were introduced for the
first quarter of 2024 with the aim of providing
performance insights to investors ahead of
the release of quarterly results.
•The committee monitored progress and
reporting on cost savings.
Going concern, viability and fair, balanced
and understandable considerations
The committee reviewed the company’s going
concern assumption and longer-term viability
statement. In determining and recommending to
the board that it was appropriate to adopt the
going concern basis of accounting and the
longer-term viability of the company, the
committee considered carefully (and challenged
constructively where appropriate) for example
certain enhancements to the longer-term viability
statement.
The committee received an update from
management on the verification process for the
bp Annual Report and Form 20-F in support of its
recommendation to the board that the annual
report was fair, balanced and understandable.
The bp Annual Report and Form 20-F was
comprehensively reviewed with input from
subject matter experts and the external auditors.
The committee’s review included consideration
of bp’s non-financial disclosures such as the
Task Force on Climate-related Financial
Disclosures (TCFD) that are made in compliance
with the UK Listing Rules. TCFD
Maintaining resilience through
systems of internal control and
risk management
•The committee oversaw risk management
and internal control processes, routinely
reviewing and monitoring principal risks
allocated to it by the board through a
combination of business or function reviews
and focused engagement with key
stakeholders.
•Through a deep-dive update, the committee
discussed bp’s approach to acquisition
integration. The session focused on the
implementation of revised policies and
requirements to manage risk and reduce
complexity in aligning new acquisitions with
bp’s control environment.
•Through supply, trading and shipping
updates, the committee reviewed risks to
trading such as market, liquidity, credit,
operational and people risks and control
items. In light of the changing macro and
energy price environment, the committee
considered the LNG hedging strategy ahead
of the winter period, and reviewed and
challenged the longer-term outlook for energy
prices against bp’s price assumptions.
•The committee reviewed the affordability of
distributions, taking into account factors such
as whether sufficient distributable reserves
are available.
•In addition, the committee received:
–updates on the systems in place to assess
fraud risk and the controls in place to
manage and mitigate identified risks.
–an update on compliance with business
regulations, together with additional
briefings during the year on technical
accounting updates and developing ESG
disclosures. TCFD
•The committee remained prepared for
regulatory developments, including receiving
updates on the consideration of
enhancements to bp's risk management and
internal control framework as a result of the
new 2024 UK Corporate Governance Code,
and received updates on implementation
progress.
Effectiveness of risk management and
systems of internal control
The committee reviewed and challenged
management on the effectiveness of the system
of internal control and agreed that it did not
require further action nor were there any
significant failings or weaknesses to report. As
part of this assessment the committee
considered internal audit’s annual review of
internal control and risk management, together
with an assessment of it from management.
The committee also discussed internal controls
and financial reporting processes during the year,
challenging control gaps identified and
subsequent actions to remediate, and reviewed
progress towards addressing deficiencies that
had been previously identified in relation to
manual journal controls. Further details on
internal controls in place for financial reporting
can be found on page 336.
In addition, the committee received updates
on the evolution and enhancement of non-
financial reporting controls and assurance, such
as first and second line of defence activities, to
take into account the expected increase in new
reporting obligations. TCFD

bp North American headquarters, Houston, US

US site visit – June 2024
The committee engaged with a range of
internal stakeholders during the board’s visit
to the US  in 2024. They toured the supply,
trading and shipping activities in Houston,
an important part of bp’s portfolio, with a
focus on biogas, natural gas and power, and
met with the local leadership team.

bp office in Pune, India

India site visit – September 2024
During the committee’s visit to India, the
directors met internal stakeholders
based in Pune, ending with a session
with the local leadership team. As part
of their floor walks across bp’s sites, the
committee engaged with the finance,
business and technology team on their
growth story, portfolio and
accomplishments.

Key
TCFD	Information that supports TCFD Recommendations and Recommended Disclosures in relation to Governance (see pages 42-45)

84	bp Annual Report and Form 20-F 2024

Audit committee continued
Overseeing the relationship with
external and internal audit
•On the recommendation of the committee,
the board will propose the reappointment of
Deloitte as our external auditor to
shareholders at the 2025 annual general
meeting. The external auditor’s independence
and objectivity were reviewed and monitored
by the committee using a combination of
factors, including assurances provided to it by
the external auditor, the level of non-audit
fees, and the timeline for lead audit partner
rotation and re-tender of audit services. The
committee was satisfied with the audit team’s
effectiveness, service quality and
commitment, including that the external
auditor provides constructive challenge to
management. In support of this, the
committee received reports from the external
auditor that covered insights from their audit
work, actions taken to address the FRC’s
annual report on the external auditor, and the
inspection results of the external auditor’s
quality control procedures. In addition, the
committee received reports from
management, which included a survey
seeking internal stakeholder feedback on the
external auditor’s performance and bp’s
commitment to the audit. The main
measurement criteria covered planning and
scope, robustness of audit, independence and
objectivity, quality of delivery, quality of people
and service, and value-added advice.
•The committee met privately with the external
auditor during the year, and in addition
reviewed, approved and monitored progress
against the external audit plan, considering
materiality levels, audit risks, scoping
changes, and resourcing. The committee is
satisfied that the external auditor has full
access to staff and records.
•The committee continued to monitor and
review the effectiveness and capabilities of
the internal audit function. This included for
example reviewing and approving the internal
audit plan in the context of bp’s principal risks
and discussing an update on actions taken in
response to the recommendations of an
external quality assessment conducted by
PwC in 2022. The committee concluded that
the function had independent, unrestricted
scope, access to information, and sufficient
resources to fulfil its mandate. They met
privately with the SVP internal audit,
discussed regular updates on internal audit
activities and where appropriate challenged
management’s response and progress made
on the closure of findings.
Lead audit partner rotation and
re-tender of audit services
The external auditor must rotate the lead audit
partner every five years and other senior staff
every five to seven years.
The company complies with the Statutory
Audit Services for Large Companies Market
Investigation (Mandatory Use of Competitive
Tender Processes and Audit Committee
Responsibilities) Order 2014, which requires
bp to tender the audit at least every 10 years.
External audit services were last tendered in
2016 and the external auditor has been in that
role since 2018 (seven years). It is anticipated
that a re-tender will be completed by 2026, for
the 2028 audit. The committee believes that the
timeline is in the best interests of shareholders,
providing an appropriate balance between
knowledge of controls and risks, maintaining
audit quality, independence and objectivity and
value for money.
Oversight of audit fees and
non-audit services
The committee reviewed and approved the audit
services fee and terms of engagement for the
external auditor while retaining oversight of bp’s
policy on non-audit services and the review and
approval of non-audit services.
The total amount of audit and non-audit
fees paid to Deloitte for 2024 is set out in
Financial statements – Note 36. The committee
is satisfied that the audit fee is appropriate in
respect of the audit services provided. The
majority of non-audit fees relate to work of an
assurance nature.
The non-audit services policy safeguards audit
objectivity and independence through the
prohibition of non-audit tax services being
provided by the external auditor, the limitation of
audit-related work which falls within defined
categories, and by stating that the auditor may
not perform non-audit services that are
prohibited by the SEC, Public Company
Accounting Oversight Board (PCAOB),
International Auditing and Assurance Standards
Board (IAASB) or the FRC.
The external auditor is considered for permitted
non-audit services only when its expertise and
experience of bp are important. Approvals for
individual engagements of pre-approved
permitted services below certain thresholds are
delegated to the SVP accounting, reporting and
control or the CFO. More information is outlined
in the principal accountant’s fees and services on
page 337.
Examples of how key accounting judgements and estimates were considered and addressed, and how relevant accounting policies have been applied

Key accounting judgements and estimates	Audit committee activity	Conclusions/outcomes
Impact of climate change and the energy transition TCFD

Climate change and the transition to a lower carbon
economy may have significant impacts on the currently
reported amounts of the group’s assets and liabilities and
on similar assets and liabilities that may be recognized in
the future.

•Reviewed management’s best estimate of oil and
natural gas price assumptions for value-in-use
impairment testing and investment appraisal.
•Reviewed management’s determination that its best
estimate of oil and natural gas prices is in line with a
range of transition paths consistent with the goals of
the Paris climate change agreement.

•Management’s revised best estimate of oil and natural
gas prices are in line with a range of transition paths
consistent with the goals of the Paris climate change
agreement.
•See Financial Statements – Note 1 for more details on
how bp applies carbon pricing in its impairment testing,
sensitivity analyses estimating effects of changes in
net revenue and changes in the expected timing of
decommissioning.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	85

Corporate governance

Key accounting judgements and estimates	Audit committee activity	Conclusions/outcomes
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

•Received briefings on decommissioning (including the
process for managing the risk of decommissioning
reversion), environmental, asbestos and litigation
provisions. These included the requirements,
governance and controls for the development and
approval of cost estimates and provisions in the
financial statements.
•Reviewed and challenged the group’s discount rates
for calculating provisions.

•Decommissioning provisions of $11.8 billion were
recognized on the balance sheet at 31 December 2024.
•The discount rate used by bp to determine the balance
sheet obligation at the end of 2024 was a nominal rate
of 4.5% based on long-dated US government bonds, an
increase of 0.5% from 2023.

Recoverability of asset carrying values

Determination as to whether and how much an asset (including exploration intangibles), cash generating unit (CGU) or group of
CGUs containing goodwill is impaired involves management
judgement and estimates on uncertain matters such as future
commodity prices, discount rates, production profiles, reserves and the impact of inflation on operating expenses. Judgement is required to determine whether it is appropriate to continue to carry intangible assets related to exploration costs on the
balance sheet.

•Reviewed policy and guidelines for compliance with oil
and gas reserves disclosure regulation, including the
group’s reserves governance framework and controls.
•Reviewed and challenged the group’s oil and gas price
assumptions.
•Reviewed and challenged the group’s discount rates
for impairment testing purposes.
•Impairment charges, reversals and ‘watch-list’ items
were reviewed in the quarterly due diligence process.

•The group’s price assumption for Brent oil and for
Henry Hub gas were updated as set out on page 20
and Financial Statements – Note 1.
•Sensitivity analyses estimating the effect of changes in
net revenue and discount rate assumptions have been
disclosed in Financial Statements – Note 1.
•Net impairment charges of $5.2 billion as disclosed in
Financial Statements – Note 4.
•Exploration intangibles totalled $4.4 billion at 31
December 2024.

Taxation

Computation of the group’s income tax expense and liability, the provisioning for potential tax liabilities and the level of deferred tax asset recognition are underpinned by management
judgement and estimation of the amounts which could be
payable. Judgement is also required when determining whether a particular tax is an income tax or another tax type.

•Received regular updates on the group’s tax risk
exposures and deferred tax asset recognition.
•Reviewed the judgements exercised over tax risk
provisioning as part of its annual review of key
provisions.
•Deferred tax assets of $5.4 billion were recognized on the balance sheet at 31 December 2024. •The calculation of tax risk provisions is consistent with IAS 37 and IFRIC 23.
Pensions

Accounting for pensions and other post-employment benefits
involves making estimates when measuring the group’s
pension plan surpluses and deficits. These estimates require assumptions to be made about uncertain events, including
discount rates, inflation and life expectancy.
•Reviewed and challenged the group’s assumptions used to determine the projected benefit obligation at the year end, including the discount rate, rate of inflation, salary growth and mortality levels.
•At 31 December 2024, surpluses of $7.5 billion and
deficits of $4.9 billion were recognized on the balance
sheet in relation to pensions and other post-
employment benefits.
•The method for determining the group’s assumptions
remained largely unchanged from 2023. The values of
these assumptions and a sensitivity analysis of the
impact of possible changes on the benefit expense and
obligation are provided in Financial Statements – Note
24.

Supplier finance arrangements

The group’s trade payables include certain supplier finance
arrangements that utilize letter of credit facilities and
promissory notes. Judgement is required to assess trade
payables subject to supplier financing arrangements to
determine whether they should continue to be classified as
trade payables and give rise to operating cash flows or
finance debt and financing cash flows.

•Received a briefing on the group’s supplier finance
arrangements.
•Reviewed the group’s proposed enhanced disclosures
in relation to Amendments to IAS 7 ' Statement of Cash
Flows'  and IFRS 7 'Financial Instruments: disclosures'
relating to supplier finance arrangements.

•bp had liabilities of $7.4 billion, $1.8 billion and $0.4
billion, respectively, in respect of letters of credit,
promissory notes and reverse factoring arrangements
that are presented within trade and other payables at
31 December 2024.
• The disclosures required by the Amendments to IAS 7
' Statement of Cash Flows' and IFRS 7 'Financial
Instruments: disclosures'  relating to supplier finance
arrangements are included in Financial Statements –
Note 29.

Derivatives

For its level 3 derivative financial instruments, bp estimates their fair values using internal models due to the absence of quoted market pricing or other observable, market-corroborated data.
Judgement may be required to determine whether contracts to
buy or sell commodities meet the definition of a derivative, in particular LNG contracts.

•Received a briefing on the group’s trading risks and
reviewed the system of risk management and controls
in place.
•Reviewed the control process and risks relating to the
trading business.
•Received updates on accounting judgements on LNG
contracts.

•bp has assets and liabilities of  $16.0 billion and  $14.4
billion, respectively, recognized on the balance sheet
for level 3 derivative financial instruments at 31
December 2024, mainly relating to the activities of the
trading & shipping function. bp’s use of internal
models to value certain of these contracts has been
disclosed in Financial Statements – Note 1.
•bp considers that contracts to buy or sell LNG do not
meet the definition of a derivative under IFRS.

86	bp Annual Report and Form 20-F 2024

People, culture and governance committee

Helge Lund People, culture and governance committee chair

2024 has been a busy year for the committee, with a strong focus on leadership succession and development.

Meetings and attendance
The committee met seven times during 2024. The CEO and EVP people, culture & communications regularly attend these meetings.
Non-executive directors	Six scheduled meetings	One ad hoc meeting
Helge Lund: member (from July 2018), chair of the committee (from September 2018)	6/6	1/1
Dame Amanda Blanc: member[a]	6/6	0/1
Dr Johannes Teyssen: member (from April 2024)	3/3	1/1
Hina Nagarajan: member (from April 2024)	3/3	1/1
Paula Rosput Reynolds: member (until April 2024)[b]	2/3	0/0
Sir John Sawers: member (until April 2024)	3/3	0/0
a  Dame Amanda was unable to attend the ad hoc meeting in
October due to an existing external commitment.
b  Paula was unable to attend the scheduled meeting in
February due to an existing external commitment.

Chair’s introduction
Dear fellow shareholders,
I am pleased to present the people, culture and
governance committee (PCGC) report for the
year ended 31 December 2024.
2024 has been a busy year for the committee,
with a strong focus on leadership succession
and development. This is to position bp to
leverage the skills and experience we have in
pursuit of our strategy.
In 2023 our emergency executive succession
plans were tested – successfully – with the
appointments of Murray Auchincloss and Kate
Thomson into interim positions, prior to their
permanent appointments as CEO and CFO in
January and February 2024 respectively.
Following the board’s decision in January 2024
to appoint Murray Auchincloss as our permanent
CEO, the committee oversaw the launch of a new
leadership team structure.
Succession and development plans for executive
roles across the short, medium and long term
have been refreshed and are routinely reviewed
by the committee. The committee also revised
emergency succession plans, which will continue
to be assessed and reviewed for the key CEO
and CFO roles.
Non-executive director succession was also at
the forefront of the committee’s agenda in 2024,
seeking candidates who will fulfil the agreed
criteria for emerging vacancies on our board,
with a particular focus on a permanent
successor with the experience to take on the
chairmanship of the remuneration committee
and former executives with global,
transformation experience in large, complex
industrial companies both from within and
outside of the sector. This helps us to ensure we
can maintain an effective board with the
necessary skills and experience to drive forward
bp’s strategy.
We recognize that a strong culture – particularly
a culture of caring for others and speaking up –
is vital in times of change. In 2024, the
committee changed its name from the people
and governance committee to the PCGC to
reflect its broader remit in relation to culture and
engagement, including the monitoring of bp’s
‘Who we are’ culture frame and how it is being
embedded.
A strong culture requires continuous focus and
the committee’s enhanced oversight of the
effectiveness and continual embedding of bp’s
culture frame will provide valuable insight about
bp’s culture and areas where further focus is
required.
On behalf of my colleagues on the committee,
I would like to thank the management team
working to support and advise us in the delivery
of the committee's priorities and look forward to
building on the substantial progress made.
Role of the committee
The committee seeks to ensure that the
composition and structure of the board and
leadership team remain effective. It also
monitors the balance of skills, knowledge,
experience and diversity required. The PCGC
oversees the development of a diverse pipeline
for succession to the board and leadership team
through succession planning and monitoring
development plans for bp leaders and beyond.
The committee provides oversight of bp’s culture
and its alignment with our ‘Who we are’ culture
frame, and monitors sentiment of the workforce.
The process for the nomination, induction and
orderly succession of candidates for the board,
the leadership team and the company secretary
role are led by the committee, as is the annual
board and committee performance review.
Key responsibilities
The committee’s full terms of reference can be
viewed at bp.com/governance.
Helge Lund
Committee chair
6 March 2025

« See glossary on page 351	bp Annual Report and Form 20-F 2024	87

Corporate governance

Activities during the year
Planning for the future: the board and
bp’s leadership team
•As set out in our 2023 report, the committee
endorsed the appointments of Murray
Auchincloss and Kate Thomson as CEO and
CFO, respectively in 2024. By routinely
reviewing succession plans for the board, bp
leadership team and senior leadership
positions, and also taking into account the
skills and diversity profiles we aspire to
achieve for our leaders, the PCGC prepares
and shapes bp’s leadership structure to be fit
for the future.
•The committee oversaw a proposed
restructuring of bp’s leadership team under
the new CEO, reflecting the importance of
organizational focus, simplification, and value
growth. The new leadership team structure
was effective from April 2024. Read more on
page 74.
•Through updates from the EVP people,
culture & communications, the committee
oversees development plans for bp’s senior
leaders and emerging talent and their
alignment with executive succession planning
over different timescales. Development
plans identify critical experience and roles
to bolster the skills of individuals with
executive potential.
•The committee assessed non-executive
candidates against agreed criteria for non-
executive rolesa to equip the board with the
skills and diversity needed to meet current
and future needs, focusing on candidates
primarily from the UK and US with industry,
safety, operational and remuneration
committee experience.
Diversity: continued progress
•Early in 2024, the committee recommended
the appointment of Kate Thomson as CFO for
approval by the board. Kate is bp’s first
female CFO. Dame Amanda Blanc was also
appointed as SID, meaning that 50% of senior
positions on bp’s board are now represented
by women, and as a whole the board has 55%
female representation – this aligns with our
board diversity, equity and inclusion (DE&I)
policy aspiration towards gender parity on
the board.
•The committee proposed amendments to the
board DE&I policy to better inform the board
and committee's approach to succession
planning, recognising the benefits of diversity
to decision-making and outcomes.
•The board DE&I policy applies to the board
aThe committee engaged Heidrick & Struggles, Korn Ferry, Spencer Stuart, Egon Zehnder and MWM Consulting in support of search activity for new board candidates. None of the search agents have any connection with the company or individual directors, save that Spencer Stuart supports on executive recruitment and Egon Zehnder provides advice and support on bp’s executive development programme.
bThere is no connection between Independent Board Evaluation and either bp or the individual directors.
aThe committee engaged Heidrick & Struggles, Korn Ferry, Spencer Stuart, Egon Zehnder and MWM Consulting in support of search activity for new board candidates. None of the search agents have any connection with the company or individual directors, save that Spencer Stuart supports on executive recruitment and Egon Zehnder provides advice and support on bp’s executive development programme.
bThere is no connection between Independent Board Evaluation and either bp or the individual directors.
and its committees, and complements bp’s
wider diversity policies, the group’s values,
code of conduct and sustainability frame.
It includes board gender and ethnicity
representation targets aligned with the UK
Listing Rules and a commitment by directors
to increase their understanding of all aspects
of diversity, equity and inclusion. Read more
at bp.com/governance.
Strengthening oversight of culture
and the voice of the workforce
•Following the standing down of the culture-
focused ‘Who we are’ oversight committee,
the PCGC oversaw the roll-out of the
refreshed bp conflicts of interest policy, which
incorporates bp’s requirements on
relationships at work.
•The committee has undertaken work relating
to its broadened oversight of engagement,
culture, and how culture has been embedded,
which included monitoring feedback from the
workforce on the refreshed conflicts of
interest policy.
•The committee’s oversight of bp’s culture was
enhanced through private sessions with bp’s
head of ethics and compliance (E&C) who has
accountability to, and direct channels of
communication with, the PCGC. The
committee approves the appointment and
termination of the head of E&C and reviews
and recommends their remuneration to the
remuneration committee.
•The workforce engagement programme
(WFEP) was refined to incorporate culture-
related questions, and quarterly culture-
focused sessions were implemented to help
the committee understand the workforce’s
experience of the ‘Who we are’ culture frame.
The committee provided workforce views and
feedback to the board, strengthening
consideration of workforce views in board
discussions and decisions. The committee
concluded that the WFEP is the appropriate
mechanism for workforce engagement, given
the activities and structure of bp. Read more
on page 78.
Enhancing the effectiveness
of the board
•The board performance review in 2023
highlighted the importance of the board’s role
in monitoring culture as an important
underpin of the company’s performance. This
led to the broadening of the committee’s
remit in relation to culture and engagement
as already discussed within this report. The
2023 review also triggered a comprehensive
programme of strategy workshops,
comprising discussions between the board
and members of the bp leadership team at
each board meeting during 2024. This
concluded with the announcement on 26
February 2025 that presented a fundamental
reset of the company’s strategy.
•For 2024, the annual board and committee
performance review was facilitated externally
by Independent Board Evaluationb (IBE).
Inputs were sought by IBE from board
members, key executives and advisors,
culminating in a discussion about the report
at our board meeting in March 2025.
•Following this discussion, the board agreed to
implement actions across the following four
areas, with the monitoring and tracking of
these actions delegated to the company
secretary:
–Succession planning, induction and
leadership interactions: succession
planning will focus on the key roles and
skills required within the board and senior
management for the new strategy. This
will include the creation of further
opportunities or interactions with
management who have high leadership
potential.
–Performance management culture: ensure
that bp has a culture where members of
the leadership team are held to account
for performance delivery and capital
allocation.
–Risk management and governance: more
in-depth discussions around emerging
risks and their potential impact on
organizational resilience and
sustainability.

Diversity statistics and outcomes

As at 31 December 2024, 55% of the board
were women, two senior board positions
were held by women and three directors
identified as being from a minority ethnic
background, which exceeds the UK Listing
Rules targets. For further numerical data on
the ethnic background and gender identity or
sex of bp's board and executive
management, in line with the UK Listing
Rules, see page 111.
As at 31 December 2024, senior
management, defined as the leadership
team (being the first layer of management
below board level) and the company
secretary, in accordance with the UK
Corporate Governance Code 2018, and their
direct reports comprised 50% women (2023
51%) and 29% Black, Asian and other ethnic
minority individuals (2023 26%).
bp has an ethnicity ambition to 2025, read
more about this on page 58.

88	bp Annual Report and Form 20-F 2024

Directors’ remuneration report

Tushar Morzaria Interim remuneration committee chair

2024 has been a challenging year operationally but one in which bp has set the foundations for growth as a simpler, more efficient business.

Meetings and attendance
The chair and the chief executive officer (CEO)
are standing attendees, except for matters
relating to their own remuneration. The CEO is
consulted on remuneration of the chief financial
officer (CFO) and the leadership team, and
receives input from the committee on
remuneration across the wider workforce. Both
the CEO and CFO are consulted on matters
relating to the group’s performance and the
metrics adopted for each performance cycle.
bp’s EVP people, culture & communications,
SVP reward, external advisors and other
executives may attend where necessary. The
committee consults other board committees
on the group’s performance and on issues
relating to the exercise of judgement or
discretion as necessary.
The committee met seven times during 2024
and all directors attended each meeting.

Non-executive directors	Six scheduled meetings	One ad-hoc meeting
Tushar Morzaria: member (September 2020), interim chair of the committee (April 2024)[a]	6/6	1/1
Paula Rosput Reynolds: member (September 2017), chair of the committee (May 2018 to April 2024)[a]	2/2	1/1
Dame Amanda Blanc: member	6/6	1/1
Pamela Daley: member	6/6	1/1
Melody Meyer: member	6/6	1/1

a Paula Rosput Reynolds stepped down from the board at the 2024 AGM. Tushar Morzaria was appointed as interim remuneration committee chair from this date.

Key
TCFD	Information that supports TCFD Recommendations and Recommended Disclosures in relation to Governance (see pages 42-45)
Role of the committee
The role of the committee is to determine and
recommend to the board the remuneration policy
and to set chair, executive director and
leadership team remuneration. In determining
the policy, the committee takes into account
various factors, including wider workforce
remuneration, structures and alignment of
reward with performance, thus promoting the
long-term success of the company. The
committee also reviews workforce remuneration
and monitors related policies, satisfying itself
that incentives and rewards are aligned with bp’s
goals and culture.
Key responsibilities
A summary of the committee’s terms of
reference is on page 335 and the full terms can
be reviewed at bp.com/governance.
Key areas of focus in 2024
•Change in leadership – set the remuneration
terms for the CEO and CFO, who were
appointed to their respective roles on 17
January 2024 and 2 February 2024.
•Workforce engagement – engaged with the
wider workforce on performance, reward and
wellbeing. This included holding a workforce
engagement programme session in May
2024, where selected employees were invited
to discuss bp’s approach to reward and
employee engagement.
•Remuneration outcomes – agreed the
outcomes of incentive awards for executive
directors, including reviewing performance ‘in
the round’ and determining whether discretion
should be exercised. Monitored in-flight
progress of equity and bonus awards.
•Performance measures – discussed and
agreed the performance measures for the
2024 annual and long-term performance
scorecards to ensure alignment with
bp's strategy. This included reflecting on
our sustainability measures and seeking
input from the safety and sustainability
committee. TCFD
•Framework on fatalities – reflected on the
impact of fatalities on annual bonus
outcomes and introduced a framework to
help guide decisions going forward.
•Merit-based reviews – reviewed pay for
performance arrangements for the leadership
population in line with bp’s reward principles.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	89

Corporate governance

Chair’s introduction
Dear fellow shareholders,
On behalf of the board, I am pleased to present
our 2024 directors’ remuneration report.
This report provides an overview of our current
remuneration policy, details the remuneration
decisions we have made in respect of the year
ended 31 December 2024 and provides a
summary of how the policy is being implemented
this year.
As this is my first report since being appointed as
interim chair of the remuneration committee in
April 2024, I would like to take this opportunity to
thank my predecessor, Paula Rosput Reynolds,
for her exemplary leadership since 2018.
I intend to continue in my interim role until at
least the 2025 AGM in order to provide a robust
and timely handover with the incoming
remuneration committee chair once appointed to
the board.
Business performance
2024 has been a challenging year operationally
but one in which bp has set the foundations for
growth as a simpler, more efficient business.
Significant progress has been made in 2024 to
focus, high grade and reshape bp’s portfolio. bp
delivered operating cash flow« of $27.3 billion
and adjusted EBITDA« of $38.0 billion with
upstream production 2.0% higher than in 2023.
There were also a number of strategic
milestones, with final investment decision (FID)
taken on 10 major projects« and establishing
key strategic partnerships.
In July 2024, bp made the FID on the Kaskida
project in the Gulf of America, demonstrating our
long-term commitment to delivering reliable and
affordable energy. Further, progress was made in
Iraq and India, where we agreed new access on a
material scale. We have also made progress with
our renewables business. Significant among
them were our holdings in Lightsource bp and bp
Bunge Bioenergia being raised to 100%. In
addition, the proposed joint venture with JERA
Co., Inc. will create a leader in offshore wind
development and help grow the scale of the
business in a capital-light way for bp.
Alongside this strategic progress, bp delivered
a $0.8 billion reduction in structural costs«
during the year, creating a strong platform
for 2025.
Nevertheless, it was a difficult year in parts of our
customers & products businesses, particularly in
refining. Margins were lower and the significant
power outage at our refinery in Whiting had a
direct impact on our operational and financial
performance during the year, which is in turn
reflected in remuneration outcomes.
The macroeconomic environment and lower
aThe directors’ remuneration report in the bp Annual Report and Form 20-F 2023 refers to an ‘adjusted free cash flow’ measure in the 2024 annual bonus scorecard. This has the same definition as the
‘modified free cash flow’ measure reported here.
prices added to a challenging backdrop.
Incentive outcomes
2024 annual bonus
The 2024 annual bonus was based on a
scorecard of performance measures across
three categories: safety and sustainability (30%
weight), operations (20% weight) and financials
(50% weight).
Safety and sustainability
Safety continues to come first in everything we
do at bp and we place extensive focus on
ensuring that our operations run safely every day.
Safety performance is measured against the
number of tier 1 and tier 2 process safety
events« (7.5% weight each). The measures are
assessed independently by the safety and
sustainability committee, thus providing
appropriate focus on tier 1 delivery.
The committee is pleased to report that the
number of tier 1 events was lower in 2024
compared to the prior year and continues the
positive trend we have seen in recent years. In
contrast, there was an increase in the number of
tier 2 events compared to the prior year, with 35
events in 2024. This increase has negatively
impacted results delivering a combined outcome
of 67% of maximum.
At the start of 2024, a framework was introduced
to help guide the committee's decisions on the
impact of fatalities on remuneration outcomes.
The framework was intended to avoid formulaic
outcomes vis-à-vis fatalities, instead providing
guardrails for informed judgement in the
conclusions we make, while also recognizing that
every incident is different and should be reflected
upon individually.
I am saddened to report that there was a fatality
in October 2024 in the newly acquired bp
bioenergy business. Details of how the
framework has been applied in respect of this
year's bonus outcomes are provided on page 98.
We continue our focus on sustainability. This
was the first year that sustainability performance
was measured against operated carbon
emissions (15% weight). bp's performance was
strong, delivering 1.8Mte ahead of our scorecard
target, which resulted in an outcome of 84%
of maximum.
Operations
The reliability« and availability« of our plants
and refineries were impacted by operational
challenges throughout the year, including the
power outage at Whiting in February. This was
partly offset by strong performance in other
areas of the business, such as North Africa.
The bonus outcome, however, was nil for
this measure.
For 2024, we introduced a new operations
measure that focused on earnings growth in our
transition growth« engines. Significant
headwinds in certain parts of the business, along
with the continued operational challenges within
our customers & products businesses, resulted
in this component of the scorecard yielding a nil
outcome.
Financials
We have two measures of financial performance:
annual adjusted EBITDA« and modified free cash
flow«a.
In line with policy, we reflect underlying
performance and hence the targets for both
financial measures are adjusted for the actual
price environment.
Despite recovery in the latter half of the year,
financial performance was impacted by the
operational challenges cited elsewhere. Adjusted
EBITDA delivery at $38.0 billion and modified free
cash flow at $12.5 billion were both below
threshold resulting in nil bonus outcomes.
Overall result
The formulaic outcome of the annual bonus was
below target at 0.45 out of 2.00 (22.5% of
maximum).
The committee reflected on this score and
determined it was appropriate for executive
directors and the senior leadership of the
company covering approximately 300
employees. We did, however, apply discretion
and award a higher score (but below target) to
the wider workforce covering over 38,000 eligible
employees in recognition of motivation and
engagement levels. bp is undergoing enormous
transformation and a shrinking workforce will
carry significant accountability.
2022-24 performance shares
The 2022-24 performance shares were
measured against relative TSR (20% weight),
return on average capital employed« (ROACE)
(20% weight), adjusted EBIDA per share
compound annual growth rate (CAGR)« (20%
weight) and strategic progress (40% weight).
rTSR
For relative TSR, bp placed sixth in the
comparator group which resulted in nil vesting
for this measure.
Financials
Financial performance was strong over the three-
year performance period and both performance
measures achieved full vesting. The 2022-24
average ROACE was 20.9%, significantly
outperforming expectations. Similarly, adjusted
EBIDA per share CAGR performance of 11.1%
exceeded the level required for maximum
vesting.

90	bp Annual Report and Form 20-F 2024

Directors’ remuneration report continued
Strategic progress
Strategic progress was measured based on a
balance of quantitative assessment and
qualitative judgement against the three strategic
pillars set in 2022. This was supplemented with
the committee’s judgement on overall progress
in the three years of this plan, especially in the
final year of the plan.
As set out in the 2023 directors' remuneration
report, in terms of the quantitative assessment,
the committee also took into account value
generation over the period, rather than focusing
solely on volume metrics for each pillar of this
measure. Further, the committee also considered
the various actions taken by management,
contextual to our evolving strategy during the
three-year period.
We provide a detailed view of the committee’s
review of strategic progress on pages 100-101.
Having considered the above, the committee
determined that while commitments set out in
early 2022 were not fully realized, good progress
had been made. An outcome of 66% of
maximum was felt appropriate for this measure.
Overall result
Overall, performance share vesting for the
2022-24 cycle was 66.5% of maximum. The
committee believes that this final outcome is an
appropriate reflection of actual performance
during the period and therefore has not applied
any further discretion.
In determining the bonus and equity outcomes
the committee has reviewed incentives
holistically taking into consideration the total
remuneration for Murray and Kate (2024 single
figures of £5.4 million and £1.9 million
respectively). We determined that this quantum
for individuals managing a company of bp’s size
and scale felt appropriate for 2024, taking into
account both the performance of the company
and shareholder experience.
Looking ahead to 2025
Annual pay review
Kate Thomson was appointed to the board on
2 February 2024 and her remuneration
arrangements were set in line with our policy. Her
base pay was set at £800,000, which was at a
lower level than her predecessor and was based
on her being newly appointed to the board, while
also allowing for progression in role over time.
In last year’s report, we noted that any future
adjustment to Kate’s base pay may exceed the
percentage for the wider workforce subject to
performance in role. Since then, the committee
has reflected on Kate's performance and her
competitive positioning against the policy-
determined peer group. During a period of
significant change for bp, Kate performed
strongly and displayed impressive leadership
skills. She has clearly proven her capability over
the course of the year.
In light of Kate’s progression in role and very
strong performance to date, the committee
decided that it would be appropriate to increase
her base pay by 8%. This will be effective from
the 2025 AGM.
For Murray Auchincloss, his base pay will
increase by 4%, which is in line with the increase
being awarded to the wider workforce.
When reflecting on pay decisions for executive
directors, the committee remains mindful of the
transformation drive in the company as well as
the approach being taken for our wider workforce
pay. For 2025, the average salary increase in the
UK will be 4%. Adjustments in other jurisdictions
vary by local conditions. All employees in the UK
earn at least the UK Living Wage.
Review of performance measures
For 2025, in line with policy, we have reviewed
and aligned the measures of the bonus and
performance share plan against our reset
strategy, as set out on 26 February.
Alignment with strategy and financial
frame
As outlined by Murray and Kate at the Capital
Markets Update in February, bp has reset its
strategy, simplifying our forward-looking
commitments with four primary targets; adjusted
free cash flow« growth, structural cost
reduction, ROACE and net debt«. You will see
that, where appropriate, these targets form the
basis for our incentive scorecards.
Consequently, the earnings measure in the
annual bonus scorecard will be replaced with a
structural cost reduction measure (25% weight).
By way of balance, and to signal the importance
of cash delivery, the modified free cash flow
measure will increase in weight from 25% to
30%.
Reflecting the focus of our strategy, we have
removed the transition growth engine growth
measure, and in its place increased the weighting
of bp-operated reliability and availability from
10% to 15%. In doing so, we have simplified the
scorecard from 6 to 5 measures.
Our focus on safety and emissions has not
changed and therefore the current measures and
weightings under this category will remain the
same.
For performance share awards, we reflected on
the appropriate mix of financial measures in the
scorecard for 2025-27 – taking into
consideration the priorities set out in the strategy
update.
To better reflect the importance of cash
generation, we have replaced the earnings
measure with adjusted free cash flow CAGR« in
our scorecard (20% weight). The committee
believes the dual focus of modified free cash
flow in the short term and adjusted free cash
flow CAGR over the long term is appropriate for
the scorecards as they bring focus and are
aligned to bp’s strategy.
Further, we are proposing to align the ROACE
measure with our external commitments, with
performance being assessed to the end of 2027
and adjusted for the environment.
All other measures from the 2024-26 plan remain
unchanged.
Alignment with stakeholders
During the year, we continued our practice of
regular engagement with shareholders. We
engaged with our top shareholders and investor
bodies, accounting for over 35% of issued share
capital, and have taken into consideration their
views when determining the 2024 remuneration
outcomes and 2025 performance measures. We
have tried to strike a balance between broader
shareholder experience and executive motivation
in determining the overall bonus and share plan
outcomes.
Concluding remarks
I hope that you find this year’s report a clear
account of the committee’s application of the
remuneration policy during the year.
On behalf of the committee, I would like to
extend my thanks to our various advisors,
shareholders and investor bodies for their input
and engagement during the year. While 2024
was a year of mixed performance, we are
thankful for the support received and look
forward to continuing this journey in 2025.
At the forthcoming AGM there will be an advisory
vote in respect of the directors’ remuneration
report and I look forward to your continued
support of remuneration at bp.
Tushar Morzaria
Interim chair of the remuneration committee
6 March 2025

« See glossary on page 351	bp Annual Report and Form 20-F 2024	91

Corporate governance

Remuneration at a glance

Key performance highlights in 2024

$27.3bn	$38.0bn	+2%
•Agreed to form offshore wind JV with JERA Co., Inc.,
divesting non-core assets.
•100% ownership of bp bioenergy and Lightsource bp.
•Delivered $0.8 billion structural cost reduction«.
•Start-up of a major project« and sanctioned a further
10 projects.

operating cash flow« Resilient financial performance	adjusted EBITDA«	upstream production 2,358mboe/d 2024 production

Total remuneration in 2024
Single figure
	Chief executive officer	Chief financial officer
¢ 1. Salary and benefits	£5.4m	£1.9m
¢ 2. Cash allowance in lieu of pension	35% Fixed pay		50% Fixed pay
¢ 3. Annual bonus
¢ 4. Performance shares

	65% Variable pay		50% Variable pay

Pay outcomes in 2024
Annual bonus 2024	Performance shares 2022-24
22.5% of maximum formulaic outcome	66.5% of maximum formulaic outcome

¢ Safety and sustainability ¢ Operations ¢ Financials	¢ Strategic progress ¢ rTSR ¢ Financials

Application of discretion
The committee determined not to exercise discretion in determining the outcomes for the annual bonus and performance shares, reflecting on performance and the broader shareholder experience during the performance period.

Alignment with shareholders
Share ownership Share ownership is a key means by which the interests of executive directors are aligned with those of shareholders.	Murray Auchincloss (CEO)	6.1 times salary, 1,888,476 shares
	Kate Thomson (CFO)	2.6 times salary, 437,799 shares

¢ Actual Policy requirement

92	bp Annual Report and Form 20-F 2024

Remuneration at a glance continued

Application of remuneration policy for 2025
Set out below is an illustration of how the remuneration policy will be implemented for 2025.

	2025	2026	2027	2028	2029	2030	2031
Fixed pay (salary, pension and benefits)
•Upon appointment in 2024, the CEO’s and CFO’s salaries were set at £1.45  million and £0.8 million respectively. Their salaries remained unchanged in respect of 2024.
•For 2025, Murray's salary will increase by 4% in line with the wider workforce. Kate’s salary will increase by 8%, reflecting her performance and development in role since appointment.

Annual bonus[a]								•CEO’s max opportunity: 225% of salary. •CFO’s max opportunity: 225% of salary. •For 2025, a structural cost reduction measure has been introduced to the bonus scorecard (see below).
Performance shares
•CEO’s max opportunity: 500% of salary.
•CFO’s max opportunity: 450% of salary.
•For 2025-27, an adjusted free cash flow CAGR measure has
been introduced to the performance shares scorecard
(see below).

Shareholding requirement								•In-employment and post-employment guidelines will continue to apply.
1-year
performance period
3-year
deferral period
3-year
performance period
3-year
holding period
aHalf the bonus is paid in cash, and half is deferred into bp shares for three years up until ‘minimum shareholding requirement’ is met. At this point, 67% is paid in cash and 33% is deferred into bp shares.

Alignment of 2025 variable remuneration with strategy
Each year, the committee aims to set a remuneration framework for executive directors that supports and incentivizes the execution of our strategy.
For 2025, the performance measures in the annual bonus and performance shares scorecards have been refined to align with our reset strategy. Measures that have been introduced for 2025 have been marked with below. Further details on the rationale for their inclusion can be found on pages 104-105.

	Net zero by 2050 or sooner	Financial frame	Strategy
Annual bonus
Safety and sustainability (30%)
Tier 1 and tier 2 process safety events«			ò
Operated carbon emissions	ò		ò
Financials and operations (70%)
Modified free cash flow« ($bn)		ò	ò
Structural cost reductions« ($bn)		ò	ò
bp-operated reliability« and availability«			ò
Performance shares
Cumulative reduction % in operated carbon emissions (15%)	ò
Relative TSR (25%)		ò
ROACE« (20%)		ò	ò
Adjusted free cash flow CAGR« (20%)		ò	ò
Strategic progress (20%)			ò

« See glossary on page 351	bp Annual Report and Form 20-F 2024	93

Corporate governance

Directors’ remuneration report continued
Engaging with our workforce
As a committee, we spend considerable time on matters relating to performance and remuneration arrangements across the wider workforce. We believe that our people are the key to bp’s success and our approach to performance and reward should be fair and consistent across the organization.

Alignment of executive and workforce remuneration
All employees	Element of remuneration	Executive directors

Salary is the basis for a competitive total reward
package for all employees, and we conduct an annual
salary review for all non-unionized employees.
In setting pay budgets, we assess how employee pay is
currently positioned relative to market rates, wage
inflation, forecasts and business context.
Salary
The salaries of our executive directors are reviewed
annually, along the same timeline as the wider
workforce.
The review of salaries will take into account the same
factors considered for the wider workforce. Salary
increases for executive directors will typically be at or
below the workforce rate, other than in specific
circumstances.

We operate different pension plans by location and for
those parts of our business where market practice is
markedly different, e.g. our retail business.
For our population of non-retail employees in the UK, we
provide a flexible cash benefits allowance of 20% of
salary. The benefits available are aligned with
competitive market practice in our different
jurisdictions.
Pensions and benefits
Executive directors receive a cash allowance in lieu of
pension aligned with the wider workforce (currently 20%
of salary).
Other than the provisions of car, security and tax
preparation related benefits, benefit packages are
broadly aligned with those of other employees in
the UK.

More than half of the eligible workforce participate in an
annual cash bonus plan that multiplies a grade-based
target bonus amount by a bp performance factor
derived from the bonus scorecard.
Select participants may be nominated to receive an
uplift to their bonus outcome, reflecting their personal
contribution and impact.
We operate different bonus plans for those distinct
parts of our business where market practice is
markedly different.
Annual bonus
The annual bonus for the executive directors is linked
to the same bp performance factor as for the wider
workforce.
Executive directors are not entitled to a bonus uplift
linked to individual performance.
For executive directors, a portion of any award is
deferred into shares for three years. The deferral rate
depends on whether the executive director has met
their minimum shareholding requirement.

We operate share plans with three-year vesting for all our senior leaders. Opportunity varies across two broad tiers: group leaders (approximately 300) and senior-level leaders (approximately 4,500).	Performance shares
Executive directors are eligible for performance share
awards, which are subject to stretching performance
targets over a three-year period.
An additional three-year post-vesting holding period
applies for executive directors.

Other elements of pay
Recognition
energize!, our global recognition platform,
is open to all employees for peer-to-peer
recognition. The scheme aims to celebrate
employee’s contributions, highlight behaviours
vital to our success and drive a performance
edge. In 2024, a total of 38,800 energize! awards
were made.
We also operate a spot bonus programme, where
individuals or teams can be nominated to receive
a one-off cash award to recognize their
achievements.
Senior leaders and our executive directors fully
participate in the programmes, typically by giving
recognition.
Focus@bp
At bp, focus@bp is our internal platform that
helps support performance development. The
platform enables employees to set dynamic
goals, have regular check-ins, give and receive
meaningful feedback and grow skills to enable
our teams to develop and deliver.
We believe that performance matters, both
individually and collectively, and development
is key in helping to improve our performance as
a business.
focus@bp forms the basis of discussions
relating to development or progression and is
factored in when making decisions in relation to
an individual’s remuneration.
All-employee share plan
bp operates an award-winning global
ShareMatch programme which is available
to over 18,000 employees in 46 countries.
This plan offers our employees the opportunity
to invest and share in bp’s success, fostering a
culture of shared ownership.
At the end of 2024, the participation rate in the
scheme was 65% of eligible employees.

94	bp Annual Report and Form 20-F 2024

Directors’ remuneration report continued
Workforce highlights in 2024
Supporting employees during transformation
Health and wellbeing
Within the context of our ongoing organizational transformation, we have deepened our global wellbeing resources to help support our employees during this time.
We have created new education modules for leaders to help support their teams through change, hosted sessions to help equip our people with tools to navigate change, worked collaboratively with our employee assistance programme partner to deepen their support resources including introducing a new product to offer proactive check-ins with a counsellor and offering a broad range of webinars and educational material.
Fostering a high-performance and inclusive culture
We remain focused on building a performance-based organization, that is representative of the world around us and an inclusive culture that creates a sense of belonging where people can perform at their best.
As part of organizational transformation, we have embedded assurance processes within the selection process centred around promoting fairness and inclusivity for all. In addition, we have engaged with our business resource groups, using listening sessions and regular feedback channels to understand concerns and requests for support.

Workforce engagement
bp places particular importance on engaging
with employees, recognizing that it is critical to
have an engaged workforce to deliver our
strategy.
We aim to have an open dialogue between the
board, senior management and the wider
workforce and encourage employees to share
their views. For example, employees are kept
regularly informed of matters of interest to
them through bp's intranet, social media
channels, town halls, site visits and webinars.
During 2024, we continued to actively seek
employee views through a variety of discussion
groups. We held a number of employee-led
forums and consulted our business resource
groups, with a board-led session as part of the
workforce engagement programme (WFEP) in
May 2024 (see right).
More detail on bp's WFEP can be found on
page 78.

We have worked to develop a bp where our people can be themselves and work in a company that cares while also delivering results...

Employees at our Cherry Point refinery, US

Shareholder views
We are committed to ongoing engagement with
our shareholders. We believe it is important to
meet regularly to understand their views on our
remuneration arrangements and their evolving
expectations.
Feedback received frames our decisions on
executive pay and other topics.

Employee forum
In May 2024 we held a WFEP session with
selected employees from different locations
across the globe.
The session was led by Dame Amanda Blanc,
senior independent director, and Kerry
Dryburgh, EVP people, culture &
communications.
The focus of the session was on performance,
reward and employee engagement, with
employees taking the opportunity to share
their personal views and experiences of
working at bp.
In the session, individuals commented on the
strong sense of culture at bp, referencing how
our values are clearly present in day-to-day
activities. The recent changes to reward, such
as the introduction of a bonus uplift relating to
individual performance, were also well received
and considered motivational.
Key themes of the session were shared
with the committee and have provided
valuable insight.

bp.com/reportingcentre

Oak Tree retail site, Surrey, UK
Reward in our new businesses
As we have acquired a number of new businesses – including
TravelCenters of America in May 2023 and more recently Lightsource bp and bp bionergy in October 2024 – we have reviewed the reward framework of each new business on an individual basis. As part of these reviews, it is recognized that a universal approach may not meet the unique needs of the business.
As part of this process, consideration is given to the local market and talent pool in which the new business predominately operates. For example, the acquisition of TravelCenters of America fundamentally changed our US footprint. The deal added a network of around 290 retail sites across the US and over 20,000 employees to bp’s population. Therefore, when reflecting on our reward offering the focus has been on simplification and aligning incentives with the US retail market.
This differs from the approach taken at bp bioenergy, where the workforce consists of over 8,800 employees and 5,600 contractors across our operated mills in Brazil and the annual reward cycle is based on a March year-end in line with the local crop season.
From a safety perspective, our intention is to embed bp’s safety culture, operating systems and practices across all our businesses. We acknowledge this can take time depending on the complexity of the newly acquired businessa.
aFor recently acquired businesses, there is typically a transition period while bp’s operating standards, as set out in our Operating Management System«, are integrated or aligned.
ß

« See glossary on page 351	bp Annual Report and Form 20-F 2024	95

Corporate governance

Executive directors’ pay for 2024
Single figure table – executive directors (audited)a

	Murray Auchincloss[b] thousand 2024	Kate Thomson[c] thousand 2024	Murray Auchincloss[b] thousand 2023
Salary	£1,450	£731	£1,015
Benefits	£132	£67	£338
Cash allowance in lieu of pension	£290	£146	£190
Annual bonus[d]	£734	£370	£1,839
Performance shares[e,f]	£2,750	£575	£4,362
Total remuneration	£5,356	£1,889	£7,744
Total fixed remuneration	£1,872	£944	£1,543
Total variable remuneration	£3,484	£945	£6,201
aDue to rounding, the totals may not agree exactly with the sum of the component parts.
bMurray Auchincloss was appointed interim CEO on 12 September 2023, having previously been CFO. He was appointed as the permanent CEO on 17 January 2024.
cKate Thomson was appointed as permanent CFO and joined the board effective from 2 February 2024. The amounts disclosed reflect her service in the year as an executive director.
dIn line with the 2023 policy, annual bonus is subject to deferral into shares for three years at a rate of 33% or 50%, depending on whether an individual has met their minimum shareholding requirement.
See page 97 for further detail on the approach taken for the 2024 annual bonus.
eFor Murray Auchincloss, the value of the performance share award has been calculated using the average share price in the last three months of 2024 of £3.90 and includes notional dividends accrued up to 14 February 2025. For 2023, the performance shares have been restated to reflect the share price on the date of vesting of £4.52 and actual dividends received.
fFor Kate Thomson, the value of the performance share award relates to her previous role prior to her appointment to the board, but has been included in the table above for transparency. The award has been calculated using the average share price in the last three months of 2024 of £3.90 and includes notional dividends up to 14 February 2025. For 2022-24, performance share awards below board had a different scorecard to executive directors, which resulted in an outcome of 73% of maximum.
Overview of single figure outcomes
Salary
On 12 September 2023, Murray Auchincloss was appointed as CEO on an interim basis and his base pay was set at £1.45 million. This remained unchanged upon appointment to CEO on 17 January 2024. Kate Thomson was appointed CFO on 2 February 2024 and her base pay was set at £800,000.
Given their recent appointments, neither executive director received an increase in respect of 2024 as part of the annual salary review.
Benefits
Executive directors received car-related benefits, coverage of tax return preparation, security assistance, insurance and medical cover.
Murray Auchincloss’s taxable benefits materially decreased year-on-year due to the phasing out of transitional car-related benefits as reported in the 2023 directors’ remuneration report.
Cash allowance in lieu of pension
In line with the 2023 directors’ remuneration policy, executive directors receive a cash allowance in lieu of pension of 20% of salary. This is in line with the wider workforce in the UK.

96	bp Annual Report and Form 20-F 2024

Directors’ remuneration report continued
Annual bonus
For 2024, the committee assessed performance against a bonus scorecard of measures across three categories: safety and sustainability, operations and financials. These measures were aligned with our strategy and investor proposition as set out at the beginning of the year.
2024 annual bonus scorecard and outcome

Safety and sustainability	Operations	Financials	Formulaic score
22.5%	0%	0%	22.5% out of 100%

Categories	Measures	Threshold (0%)	Target (50%)	Maximum (100%)	Weight	Outcome

Safety and sustainability (30% weight)	Tier 1 process safety events«	14	9	5	7.5%	7.5%

		Actual: 3

	Tier 2 process safety events«	39	33	26	7.5%	2.5%

		Actual: 35

	Operated carbon emissions (MtCO2e)	38.2	35.5	32.8	15%	12.5%

		Actual: 33.7[a]

Operations (20% weight)	bp-operated reliability« and availability«	95.1%	95.9%	96.7%	10%	0%

		Actual: 94.7%

	Transition growth« engine adjusted EBITDA % growth (vs. 2023)	50%	100%	150%	10%	0%

		Actual: Below threshold

Financials (50% weight)	Modified free cash flow« ($bn)	13.2	14.7	16.2	25%	0%

		Actual: 12.5

	Adjusted EBITDA« ($bn)	39.4	40.9	42.4	25%	0%

		Actual: 38.0

	Formulaic outcome (out of 100%)					22.5%

Formulaic scorecard outcome 22.5% out of 100%	Application of framework on fatalities No reduction (see page 98)	Remuneration committee judgement No adjustment	22.5% out of 100%

a  Operated carbon emissions for bonus calculation purposes (33.7MtCO2e) slightly differs from the figure reported elsewhere in the bp Annual Report and Form 20-F 2024 (33.6MtCO2e) due to the timing of the committee’s bonus outcome decision.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	97

Corporate governance

Summary of performance
Safety performance, as measured by tier 1 and 2 process safety events«, was strong with a mechanical outcome achieving between target and maximum performance. The number of tier 1 events is less than the prior year, with 3 events in total for 2024 (9 in 2023). This is our lowest recorded number on record and continues the downward trend seen in recent years.
For tier 2 events, there was an increase compared to the same period last year, with 35 events in total for 2024 (30 in 2023).
Sustainability performance was previously assessed against sustainable emissions reductions (SER). bp transitioned to use operated carbon emissions from 2024, as it is a more holistic and inclusive measure that represents the full breadth of possible operational movements and is better suited to driving ownership and delivery across the business.
For 2024, operated carbon emissions of 33.7MtCO2e achieved an outcome between target and maximum and is reflective of our strong progress against net zero operations milestones. The most significant reductions in the year came from flaring reductions and increased reliability in the
Azerbaijan, Georgia and Türkiye region and efficient project start-ups.
Emission reduction projects totalling 0.42MtCO2e implemented by our business in 2024 included: our Gelsenkirchen refinery replaced imported steam from a coal-fired power plant with steam produced in our own gas-
fired boilers; bpx energy’s central distribution projects, Karnes and Bingo, which enabled decommissioning of legacy natural gas-driven equipment;
and restoration of cooling water infrastructure at Cherry Point to reliably meet refinery needs and improve the efficiency of compressor operations.
Further detail on safety and sustainability performance over the year is provided in the safety and sustainability committee (S&SC) report on page 80.
Reliability and availability is a combined measure of bp-operated refining availability« and bp-operated plant reliability« with a performance outcome of 94.7% – achieving a nil outcome. Plant reliability strengthened year-on-
year to 95.2% (95.0% in 2023). However, refining availability was impacted by the Whiting power outage in Q1 2024 and was below threshold at 94.3%.
Transition growth« engine adjusted EBITDA« (% growth) was introduced as a more holistic measure focused on transition growth engine financial delivery over the year. The measure is assessed based on annual growth against a 2023 baseline and has achieved a nil vesting outcome. This was primarily driven by lower than expected delivery in bioenergy, convenience and power trading.
Financial performance, as measured by modified free cash flow« and adjusted EBITDA, was below target. bp generated modified free cash flow of $12.5 billion and adjusted EBITDA of $38.0 billion, which resulted in a nil outcome for both measures. Our targets are environment-adjusted at year-
end and the revised targets for modified free cash flow and adjusted
EBITDA were $14.7 billion and $40.9 billion respectively.
Overall outcome
The formulaic score for the 2024 annual bonus was 22.5% of maximum.
The committee considered bp’s framework on fatalities when reflecting on the formulaic outcome. Sadly, there was one fatality during the year within our recently acquired biofuels business. Full details on the application of the framework have been provided on page 98.
Having considered the above, alongside a holistic review of performance, the committee determined that no discretion would be applied to the formulaic outcome for executive directors.
Approach to deferral
In relation to the policy on deferral requirements, the committee reviewed the executive directors’ shareholding during the year to assess if the minimum shareholding requirement had been met.
As at 14 February 2025, the CEO’s shareholding represented 6.1x salary.
This is above the minimum shareholding requirement for the CEO of 5x salary and his 2024 award will therefore be subject to a deferral rate of
33%. While the CFO has made strong progress towards her minimum shareholding requirement since her appointment last year, her shareholding represented 2.6x salary on 14 February 2025. This is below her requirement of 4.5x of salary and her 2024 award will therefore be subject to a deferral rate of 50%.

98	bp Annual Report and Form 20-F 2024

Directors’ remuneration report continued
bp's framework on fatalities
We are working towards our goal of eliminating
workplace fatalities. We have implemented a new
framework on fatalities. This framework,
developed in consultation with shareholders and
the safety and sustainability committee, links
safety performance directly to the bonus
scorecard.
Full details of our framework on fatalities can be found in the
2023 directors’ remuneration report.

bp.com/investors

Framework on fatalities
¢ 1. Operations (20%)
¢ 2. Safety and sustainability (30%)
¢ 3. Financial (50%)

Safety and sustainability committee
Influence	Foreseen	Nature of deficiency

Remuneration committee
Collective responsibility	Meaningful adjustment	Judgement within a frame

Treatment of new assets

What happened during the year?	How was the framework applied?

Our goal is eliminating fatalities, life-changing injuries and tier 1 process safety events.
Safety performance in 2024
During the year, we made good progress in reducing the number of tier
1 events with our lowest recorded number on record – continuing the downward trend we have seen in recent years. For tier 2 events, there was an increase compared to 2023.
This result is reflective of our efforts to improve process safety at bp.
However, this positive performance was overshadowed by the sad news of a fatality in our newly acquired biofuels business (acquired on
1 October 2024) during the year. The incident occurred in mid-October
2024 in Brazil during maintenance activities. While there were no other fatalities during 2024, there were four life-changing injuries. We are taking action to learn from these incidents to help us make further improvements from a personal safety perspective.

The committee consulted the framework in determining the impact of the individual fatality on the 2024 bonus outcome.
Treatment of new assets
The framework allows for major acquisitions to be excluded for an initial period to enable the embedding of bp’s safety culture, operating systems and practices.
While a fatality in an excluded new asset will not impact the group bonus score during this transition period, there will be consideration of safety performance within this business during the year – with any adjustments being made locally.
Biofuels incident
In September 2024, prior to the completion of the acquisition, the committee determined that the biofuels business should be excluded for three bonus performance years (i.e. up to the 2026 performance year) for bp employees. This is reflective of the complexity of the business, with over 8,800 employees and 5,600 contractors operating in 11 mills across Brazil.
The acquisition completed on 1 October 2024. From this date, bp had direct operational accountability and was able to start the process of onboarding our Operating Management System (OMS)«. The fatality occurred mid-October and therefore within the exclusion period for the group scorecard.

No adjustment
What was the outcome?

In line with our framework, the committee determined that applying a discretionary adjustment to the formulaic outcome on group-wide bp staff for the fatality in the newly acquired biofuels business would not be appropriate.
The incident is, however, expected to have a material impact on local bonus outcomes – with final determinations being made after the business’ year-end in March.

resulting in a final bonus score of 22.5% for executive directors.

Process safety events over past five years
80
60
40
20
0
	2020	2021	2022	2023	2024
¢ Tier 1 process safety events ¢ Tier 2 process safety events

« See glossary on page 351	bp Annual Report and Form 20-F 2024	99

Corporate governance

2022-24 performance share plan scorecard and outcome
2022-24 performance shares were granted under the executive directors’ incentive plan (EDIP). The scorecard for this cycle consists of relative total shareholder return (rTSR) (20% weighting), return on average capital employed (ROACE«) (20% weighting), adjusted EBIDA per share CAGR« (20%
weighting) and strategic progress (40% weighting).
2022-24 performance share plan scorecard (audited)

rTSR	ROACE	Adjusted EBIDA per share CAGR	Strategic progress	Formulaic score
0%	20%	20%	26.5%	66.5% out of 100%

Categories	Measures	Threshold performance	Maximum performance	Weight	Outcome

rTSR (20% weight)	rTSR	Fourth	First	20%	0%

		Actual: Sixth

Financials (40% weight)	ROACE (average 2022-24)	13.7%	14.7%	20%	20%

		Actual: 20.9%

	Adjusted EBIDA per share CAGR	7.7%	9.7%	20%	20%

		Actual: 11.1%
		Qualitative and quantitative assessment by the committee, see pages 100-101.
Strategic progress (40% weight)	Deliver value through resilient hydrocarbon business			40%	26.5%

	Demonstrate track record, scale and value in low carbon energy

	Accelerate growth in convenience and mobility

	Formulaic outcome (out of 100%)				66.5%

Formulaic vesting 66.5% out of 100%	Underpin: Committee review of absolute shareholder returns, long-term safety and environmental performance, low carbon and climate change considerations. No adjustment	Final vesting after committee judgement 66.5% out of 100%

Relative TSR
During the performance period, bp’s rTSR performance placed it sixth out of eight in the comparator group which resulted in nil vesting.
Financials
Performance for ROACE and adjusted EBIDA per share CAGR were both strong, at 20.9% and 11.1% respectively over the period, and resulted in maximum vesting of these measures.
As part of the review of outcomes, the committee considers the impact of the external environment with respect to ROACE outcomes, and in respect of adjusted EBIDA per share CAGR the committee reviews share buyback activity outside of plan during the performance period. It determined that, in line with past practice, no further adjustments should be made to either of these elements for the 2022-24 cycle.

100	bp Annual Report and Form 20-F 2024

Directors’ remuneration report continued
Strategic progress
Overview of strategic progress (2022-24)
Performance of this measure has been challenging to assess as it spans a three-year period that has seen significant change. Our strategy has continued
to evolve and update and the criteria we set back at the start of the performance period (2022) to judge progress do not fully reflect current expectations.
Alongside assessment against three key pillars (established in 2022), the committee have also taken a broader review of the shareholder experience over the performance period. Further, there has been consideration of mid-cycle changes we have experienced during the performance period, such as bp’s updated transition strategy in February 2023 and the key strategic initiatives during 2024 which have laid our foundation for growth. In summary:
•Resilient hydrocarbons: Performed well across the board, with strong production delivery, plant reliability« and unit costs. This was offset by operational challenges during the period which primarily impacted refining availability«. Ultimately, financial performance was strong against this pillar.
•Low carbon energy: Progress was mixed with a number of key initiatives completed as management adapted to our evolving strategy and tough market conditions.
•Convenience and mobility: bp performed well across our suite of volume measures, but a very challenging market meant financial delivery was lower than expected.
Overall performance: During the period, bp has achieved a number of strategic milestones – particularly in the last year of the performance period – and is well positioned to drive future growth.

1. Deliver value through a resilient hydrocarbon business KPIs (as set in 2022)
Unit production cost ò On track
Unit production costs remain on track against
2025 target of $6.00/boe, with an average of
$6.01/boe over the three-year period.

2022	2023	2024	2025 target
$6.1/boe	$5.8/boe	$6.2/boe	$6.0/boe
Plant reliability ò On track
Average delivery over performance on track to
meet the 2025 target of 96.0%. Focus remains on
production management and delivering higher
reliability targets.

2022	2023	2024	2025 target
96.0%	95.0%	95.2%	96.0%
Refining availability ò Improvement required
For 2024, performance was affected by the plant-
wide power outage at Whiting. Excluding this
event would have meant we were on track to
reach target.

2022	2023	2024	2025 target
94.5%	96.1%	94.3%	96.0%

Overview
•Continued high grading of portfolio to drive higher margins. Completed joint venture conversions in Angola and Iraq, extended Indonesia production-sharing contract, completed 10 major projects and increased bpx production by 33%.
•Production on track with 2024 progress broadly on plan. 2022 and 2023 production were +2% vs. plan.
•The hydrocarbon business performed well against adjusted EBITDA and free cash flow measures – with actual performance ahead of expectations for both measures.

2. Demonstrate track record, scale and value in low carbon energy KPIs (as set in 2022)
Developed renewables to FID« ò Improvement required
To the end of 2024, bp has delivered 8.2GW to FID (bp net). The main contributions have come from Lightsource bp and the 100% bp solar pipeline (Cygnus). The solar sector has been significantly impacted by increased interest rates, inflation and supply issues. Offshore wind has been materially impacted by supply chain inflation across all sub-sectors including turbines and vessels.
While good progress has been made, 2025 targets were challenging and performance under this measure is tracking behind expectations.

2022	2023	2024	2025 target
5.8GW	6.2GW	8.2GW	20GW
Renewables pipeline« ò Strong progress
Over the three-year period, there has been substantial growth in our renewables pipeline. This has largely been driven by Lightsource bp and success in our bids within offshore wind.
In hydrogen, projects portfolio has been prioritised based on returns and feasibility, with the business achieving four recent FIDs.

2022	2023	2024
37.2GW	58.3GW	60.6GW

Overview
•The low carbon energy pillar has materially transformed since the setting of targets in 2022. From a period of volume-driven origination, bp has moved into a stage of consolidation, portfolio reset and focus across all businesses within a more constrained capital frame.
•Low carbon energy delivered lower adjusted EBITDA than expected over the period. This was attributable to the challenging solar market in the US in 2023 and rapid ramp-up in hydrogen and offshore wind.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	101

Corporate governance

3. Accelerate growth in convenience and mobility KPIs (as set in 2022)
Convenience margin growth« ò On track
In 2023, the acquisition of TravelCenters of
America was completed. This is expected to
substantially grow bp’s global convenience gross
margin« in coming years and bring growth
opportunities – as seen by strong performance
in 2024 (17% vs. 2025 target of 10%).

2022	2023[a]	2024	2025 target[a]
9%	9%	17%	10%
Strategic convenience sites« ò Ahead
We remain on track to meet our 2025 target of
3,000 sites. This has been supported by the full
ownership of Thorntons in 2021 and acquisition
of TravelCenters of America.

2022	2023	2024	2025 target
2,400	2,850	2,950	3,000
Castrol performance (revenue) ò On track
Castrol has continued to demonstrate year-on-
year earnings and volume growth, as well as
completing a number of strategic initiatives,
including a new strategic partnership with Audi
in Formula 1 and diversifying into battery-
swapping ecosystems.

2022	2023	2024	2025 target[b]
$6.9bn	$7.0bn	$6.9bn	n/a

Overview
•Performance across the convenience and mobility pillar has been strong versus the targets we set at the beginning of 2022. However, market conditions have been challenging which has impacted financial delivery, leading to mixed performance.
•During the period, financial performance was impacted by cost inflation, challenging market environments and prolonged impact of COVID-19 on businesses such as Castrol.

a2023 excludes the acquisition of TravelCenters of America. The 2025 target represents the wider aim of achieving ~10% CAGR by 2030 (as set in 2023).
bThe Castrol performance KPI was retired during the performance period and performance has therefore been considered ‘in the round’ including reference to earnings and volume growth.

Overall assessment

In progressing our strategic agenda, we have not only reviewed performance against the three strategic pillars of our previous strategy but also key strategic highlights, many of which culminated in the last year of the performance period, including:

Low carbon energy
•Completed transactions for 100%
ownership of bp Bunge Bioenergia and
Lightsource bp.
•New joint ventures including JERA Nex bp
with JERA Co., Inc.
Resilient hydrocarbons
•Sanctioning 10 higher value major projects
– including Kaskida and Tangguh UCC.
•Agreeing new access to resources in
regions we know well, like the Middle East
and India, where we are now technical
services providers for the country’s largest
offshore oil and gas field.
•Gas is now flowing at our Greater Tortue
Ahmeyim (GTA) project off the coast of

West Africa. Once fully commissioned, it is
set to produce 2.4 million tonnes of LNG
annually.
Convenience and mobility
•In 2024, Castrol grew underlying earnings by
14% and has demonstrated six consecutive
quarters of year-on-year underlying earnings
growth.
Financial
•Delivery of structural cost reductions of
around $0.8 billion in 2024. This more than
offsets significant increases from inflation,
foreign exchange and costs associated with
growing the business. Overall, we reduced
our underlying operating expenditure by

$300 million towards our target of $4-5
billion of structural cost reductions by
end-2027.
Resulting score
Accounting for delivery (volume and value),
bp’s evolving strategic context and the above
strategic milestones, the committee
determined performance against this measure
should result in 66% of maximum vesting
(2021-23: 75% of maximum).
Strategic progress remains a key component
of our long-term scorecard for outstanding
awards and the committee will continue to
apply judgement within the context of broader
strategic delivery.

Other vesting considerations
Along with the results from the scorecard measures, the committee considers an ‘underpin’ to the formulaic outcome in order to determine the final vesting percentage. The underpin broadens our performance assessment, allowing us to consider vesting outcomes with overall alignment to absolute shareholder returns, environmental and safety factors and progress in matters relating to low carbon and climate change. Where relevant, we take input from the safety and sustainability committee and the audit committee to deepen and enhance our perspective.
Having considered the above, the committee concluded that the vesting outcome was suitably reflective of the company’s underlying performance and the experience of shareholders overall. The committee agreed it was not necessary to apply discretion to the formulaic outcome and approved vesting of
66.5% for the 2022-24 EDIP award. This decision yields the outcome shown in the table below for the CEO. The scorecard detail is shown on page 99.
2022-24 performance share plan outcome (audited)

	Shares awarded	Unvested shares following application of performance factor	Value of unvested shares following application of performance factor	Impact of share price change[a]
Murray Auchincloss	937,500	704,790	£2,749,950	£-317,649
Kate Thomson[b]	89,300	147,391	£575,090	£15,815
aThese values reflect the impact of the change in share price since grant related to the number of shares which are no longer subject to performance conditions, including dividend equivalents accrued at
14 February 2025. The face values of these awards were calculated using a market price of ordinary shares at close on the dates of award, as follows: £4.35 on 26 May 2022 and £3.79 on 17 June 2022 respectively. The average share price during Q4 2024 was £3.90. The amount reported as 2024 income in the single figure is therefore £2.750 million for Murray and £0.575 million for Kate.
bKate Thomson's award was made under the below board performance share plan where grants are made at 50% of maximum, rather than at 100% of maximum as for the EDIP. For 2022-24, performance share awards below board had a different scorecard to executive directors, which resulted in an outcome of 73% of maximum.

102	bp Annual Report and Form 20-F 2024

Directors’ remuneration report continued
Policy implementation for 2025
The current remuneration policy was approved by shareholders at the 2023 annual general meeting on 27 April 2023. The full policy is displayed on the company’s website at bp.com/remuneration. The table below shows how the remuneration policy will be implemented in 2025, alongside a summary of key features.

Element	Policy feature	2025 implementation
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

•Murray Auchincloss's salary will increase by 4%, in line with the wider workforce, to £1,508,000 following the 2025 AGM.
•Kate Thomson's salary will increase by 8% to £864,000
following the 2025 AGM. This is to reflect her development
in role and leadership for the Finance function since
appointment in February 2024.
•The budgeted increase to our UK salaried staff effective
from 1 April 2025, our annual salary review date, will be 4%.

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

•Murray and Kate’s cash allowance in lieu of pension is 20%
of base pay (in line with the wider workforce).
•Prior to their appointment as executive directors, Murray
received a US deferred pension and Kate received a UK
deferred pension. No further pension is accrued under either plan.
•Benefits will remain unchanged for 2025 and include car-
related provisions, security assistance, insurance and
medical cover.

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

•For 2025, our scorecard will be assessed against the
following categories: safety and sustainability (30%) and
financials and operations (70%).
•We intend to make the following changes to performance
measures for 2025:
–Introduce a structural cost reduction measure that is
aligned with our forward-looking commitments. This
replaces the earnings measures in the scorecard.
–Replace the measure focused on transition growth«
engines with increased weighting on modified free cash
flow« and bp-operated reliability« and availability«.
•See page 104 for further details on measures for the 2025
annual bonus.
•The framework on fatalities, which helps guide decisions on adjustments to the bonus outcome in relation to fatalities,
will continue to be applied. Further detail has been provided on page 98.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	103

Corporate governance

Element	Policy feature	2025 implementation
Performance shares
Performance shares are granted with a three-year performance period, measured against a scorecard.
The committee holds discretion to choose the specific measures and the relative weightings adopted in the scorecard, to ensure they are focused on the near-term priorities for delivering the bp strategy in the interests of shareholders.
Annual grants are 500% of salary for the CEO, and 450% of salary for any other executive director. Awards will vest in proportion to the outcomes measured through the performance scorecard,
subject to any adjustment by the committee, and will be subject to a three-year post-vesting holding period.
Awards are subject to operationally robust and effective malus and clawback provisions as described below.

•For our 2025-27 cycle, the scorecard categories will remain unchanged from the 2024-26 cycle and will be assessed
against the following: rTSR (25%), financials (40%),
environmental, social and governance (15%) and strategic
progress (20%).
•The only change being made to the chosen performance
measures for the 2025-27 cycle is the introduction of an
adjusted free cash flow CAGR« measure. This replaces
adjusted EBIDA CAGR per share«. All other measures are to
remain the same.
•See page 104 for further details on measures for the
2025-27 EDIP.
•The award will continue to be subject to an underpin
that takes into consideration in-year safety outcomes
and long-term trends in safety outcomes over the
performance period.
•The 2025-27 awards will be granted based on the average
closing share price of each calendar day in the 90-day
period ending on the date of bp’s 2025 AGM.

Shareholding requirement
CEO to build a shareholding of at least five times salary, and other executive directors four and a half times salary, within five years of appointment.
Executive directors are required to maintain that level for at least two years post-employment.

•Murray’s shareholding has reached 6.1 times salary, above
his minimum shareholding requirement of 5 times of salary.
•Kate’s shareholding has reached 2.6 times salary. Over the
next four years, to 2029, Kate will work towards reaching her minimum shareholding requirement of 4.5 times of salary.

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
This discretion allows appropriate realignment, throughout the policy term, for changes in the annual plan and for the anticipated evolution of the low carbon business environment.
The committee also holds discretion in determining the outcomes for annual bonus and performance shares, allowing them to take broad views on alignment with shareholder experience, environmental, societal and other relevant considerations
e.g. portfolio changes.

104	bp Annual Report and Form 20-F 2024

Directors’ remuneration report continued
Measures for the 2025 annual bonus
Provided below is a summary of the performance measures we have chosen for the 2025 annual bonus plan scorecard. The targets are commercially sensitive and will be disclosed in the 2025 directors’ remuneration report.
We are replacing our earnings (adjusted EBITDA«) measure with structural cost reductions« to better align with the financial priorities set out in the Capital Markets
Update announcement in February 2025. This measure will be assessed against a 2023 baseline and is positioned to capture sustainable cost reductions that can be maintained beyond 2027.
In line with our reset strategy, the measure on transition growth« engines has been removed from the scorecard for 2025. In the interest of simplification, the committee determined that the scorecard should be kept to five measures. The weighting of modified free cash flow« and bp-operated reliability« and availability«
will be increased – from 25% to 30% and 10% to 15% respectively. This change mirrors our focus on cash generation and driving strong operations for 2025.
Importantly, the framework on fatalities will continue to apply to the 2025 annual bonus and will be considered at year-end if a fatality occurs during the year.
See page 98 for further detail on its application in 2024.

Safety and sustainability 30%		Financials and operations 70%
Measures include	Weighting	Measures include	Weighting
Tier 1 and tier 2 process safety events« (measured separately)	15%	Modified free cash flow	30%
Operated carbon emissions	15%	Structural cost reduction	25%
		bp-operated reliability and availability	15%

Measures for the 2025-27 performance shares (EDIP)
Provided below is a summary of the measures we have chosen for the 2025-27 performance share plan. The four categories remain unchanged from the prior year and there has been no change to respective weightings.
Under our financials category, we are proposing to introduce an adjusted free cash flow CAGR measure (20% weight) and to modify the ROACE measure to align with our strategic commitments. The committee reflected on the dual focus of free cash flow in the short and long-term incentive scorecards and determined it was appropriate given our strategic focus on cash generation – with adjusted free cash flow being a primary target in bp’s reset strategy. The two cash measures;
modified free cash flow and adjusted free cash flow CAGR are different, with the former covering a holistic view of in-year cash generation (including working capital and proceeds) and the latter representing underlying free cash flow growth, removing more volatile items, in line with our external targets. The ROACE measure now fully aligns with our external targets with measurement at the end of 2027.
For strategic progress, the measure will remain subject to the committee’s judgement at the end of the three-year period. The judgement of performance will take into account progress against the financial targets set under our reset strategy – including reference to measures such as divestments, net debt« and structural cost reductions. This will be alongside our holistic review of progress against our strategy, to ensure that outcomes are aligned with the shareholder experience.

rTSR									Financials												Environmental, social and governance						Strategic progress
25%									20%						20%						15%						20%
Peer group of seven companies: Chevron, Eni, Equinor, ExxonMobil, Repsol, Shell and TotalEnergies (and bp)[a]									ROACE[b]«						Adjusted free cash flow CAGR[c]						Cumulative reduction % in operated carbon emissions[d]
Holistic review of progress
against strategy set out in
the Capital Markets
Update in February 2025.
Subject to the
remuneration committee’s
judgement.
Consideration may be
given to the following
measures:
•Divestments
•Net debt
•Structural cost reduction

Vesting % for each element	100%								100%						100%						100%
	75%								75%						75%						75%
	50%								50%						50%						50%
	25%								25%						25%						25%
	0%								0%						0%						0%
	8	7	6	5	4	3	2	1		Below 14%	15%	16%	17%	Above 18%		Below 15%	17.5%	20%	22.5%	Above 25%		Below 36.5%	37.5%	38.5%	39.5%	Above 40.5%
	rTSR ranking								ROACE						Adjusted free cash flow CAGR						Cumulative reduction % in operated carbon emissions

•Underpin will take into account safety outcomes prior to determining final vesting percentage.
•Remuneration committee discretion will reflect shareholder experience, environment, societal and other inputs.
•Robust malus and clawback may apply in certain circumstances.
aNil vesting for fifth place or lower.
bBased on ROACE at the end of the three-year period. Targets will be adjusted for the environment.
c  Annualised growth rate of adjusted free cash flow vs. 2024 baseline. Targets will be adjusted for the environment.
dScope 1 and 2 GHG emission reductions vs. 2019 baseline from operated carbon emissions including portfolio change.
aNil vesting for fifth place or lower.
bBased on ROACE at the end of the three-year period. Targets will be adjusted for the environment.
c  Annualised growth rate of adjusted free cash flow vs. 2024 baseline. Targets will be adjusted for the environment.
dScope 1 and 2 GHG emission reductions vs. 2019 baseline from operated carbon emissions including portfolio change.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	105

Corporate governance

Provided below is an overview of the performance measures and weightings of each of our in-flight awards.
Measures for 2023-25 performance shares

rTSR									Financials												Environmental, social and governance						Strategic progress[a]
20%									20%						20%						15%						25%
Peer group of seven companies: Chevron, Eni, Equinor, ExxonMobil, Repsol, Shell and TotalEnergies (and bp)									ROACE (average 2023-25)						Adjusted EBIDA per share CAGR						Net zero across entire bp operations by 2050 (Scope 1 + 2)
Weighting of measures
subject to remuneration
committee judgement:
•Deliver value through a
resilient hydrocarbon
business.
•Demonstrate track
record, scale and value
in low carbon energy.
•Accelerate growth in
convenience and
mobility.

Vesting % for each element	100%								100%						100%						100%
	75%								75%						75%						75%
	50%								50%						50%						50%
	25%								25%						25%						25%
	0%								0%						0%						0%
	8	7	6	5	4	3	2	1		Below 20.2%	20.7%	21.2%	21.7%	Above 22.2%		Below 12.5%	13.0%	13.5%	14.0%	Above 14.5%		Below 12%	13%	14%	15%	Above 16%
	rTSR ranking								ROACE						Adjusted EBIDA per share CAGR						Net zero

Measures for 2024-26 performance shares

rTSR									Financials												Environmental, social and governance						Strategic progress
25%									20%						20%						15%						20%
Peer group of seven companies: Chevron, Eni, Equinor, ExxonMobil, Repsol, Shell and TotalEnergies (and bp)									ROACE (average 2024-26)						Adjusted EBIDA per share CAGR						Cumulative reduction % in operated carbon emissions						Subject to remuneration committee judgement. Following the Capital Markets Update in February 2025, judgement of strategic progress will adopt the same frame as set out for the 2025-27 cycle.

Vesting % for each element	100%								100%						100%						100%
	75%								75%						75%						75%
	50%								50%						50%						50%
	25%								25%						25%						25%
	0%								0%						0%						0%
	8	7	6	5	4	3	2	1		Below 15.7%	16.2%	16.7%	17.2%	Above 17.7%		Below 9.3%	9.8%	10.3%	10.8%	Above 11.3%		Below 39%	40%	41%	42%	Above 43%
	rTSR ranking								ROACE						Adjusted EBIDA per share CAGR						Cumulative reduction % in operated carbon emissions

aPerformance against the three pillars will be reviewed and scored in the context of the strategic changes announced in 2023 and the Capital Markets Update in February 2025.

106	bp Annual Report and Form 20-F 2024

Directors’ remuneration report continued
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
Directors’ shareholdings and aggregated interests (audited)
The table below details the personal shareholdings of each executive director. These figures include all beneficial and non-beneficial ownership of shares of bp (or calculated equivalents) that have been disclosed to the company. Murray Auchincloss has met the minimum shareholding requirement (MSR)
under the policy. Kate Thomson is expected to satisfy the policy requirement that applies five years from her date of appointment, 2 February 2024. The committee has reviewed and confirmed this position and will continue to monitor compliance with this policy.

	Directors’ ordinary shares or equivalents at 14 Feb 2025	Aggregated interests at 14 Feb 2025, all plans				Current shareholding for MSR[b]	Value of current shareholding[c], £	Multiple of salary achieved
		Unvested awards not subject to performance conditions		Unvested awards subject to performance conditions
		Shares[a]	Options	Shares	Options
Murray Auchincloss[d]	1,319,688	1,387,250	152,301	2,200,575	—	1,888,476	8,838,068	6.1
Kate Thomson	230,357	350,322	500,000	808,846	—	437,799	2,048,899	2.6
aIncludes deferred and restricted shares, and performance shares prior to application of the performance factor.
bIncludes ordinary shares or equivalents and unvested awards not subject to performance conditions on a net-of-tax basis, excluding dividends.
cBased on ordinary share price at 14 February 2025 of £4.68.
dIncludes interests of a person closely associated with Murray Auchincloss.
Executive directors have additional interests in performance and deferred bonus shares. These interests are shown in aggregate in the table above, and interests awarded during 2024 in the tables below. For performance shares, the figures reflect maximum possible vesting levels (excluding the addition of reinvested dividends) even though the actual number of shares that vest will depend on the extent to which performance conditions are satisfied.
Performance and deferred shares (audited)

	Award	Number of shares granted	Grant date	Face value of the award[a], £	Vesting date
Murray Auchincloss	2024-26 EDIP Performance[b]	1,482,617	7 May 2024	7,472,390	May 2027
Kate Thomson		736,196	7 May 2024	3,710,428	May 2027
Murray Auchincloss	2024 EDIP Deferred[c]	124,128	7 May 2024	625,605	May 2027
aThe face value of awards granted during 2024 have been calculated using a market price of ordinary shares at close on the date of award, as follows: £5.04 on 7 May 2024. In calculating the number of ordinary shares over which these awards were made, the committee applied the average price of ordinary shares over the 90 calendar days up to and including the annual general meeting that was held on 25 April 2024 (£4.89).
bPerformance conditions are measured 15% on cumulative reduction % in operated carbon emissions, 25% on TSR relative to Chevron, ExxonMobil, Shell, TotalEnergies, Eni, Equinor and Repsol over three years, 20% ROACE averaged over the performance period, 20% adjusted EBIDA per share CAGR measured vs. year ended June 2020 and 20% strategic progress assessed over the performance period.
Minimum vesting under this award (below threshold performance) is 0%. At threshold performance, vesting would be 6.25% of maximum.
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
The performance period is 1 January 2024 to 31 December 2026.
The 2025 performance share awards under EDIP are expected to be made following the conclusion of the 2025 annual general meeting.
cThere is no identified minimum vesting threshold level. The 2024 bonus year deferred share awards under EDIP are expected to be made following the conclusion of the 2025 annual general meeting.
Directors and leadership team
No directors or other leadership team members own more than 1% of the shares in issue. At 14 February 2025, our directors and leadership team members collectively held interests of 6,288,180 ordinary shares or their calculated equivalents, 4,339,104 restricted share units (with or without conditions) or their calculated equivalents, 7,399,346 performance shares or their calculated equivalents and 6,174,714 options over ordinary shares or their calculated equivalents, under bp group share option schemes.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	107

Corporate governance

Chair and non-executive director outcomes and interests
Fee structure
The table below shows the fee structure for the chair and non-executive directors (NEDs). The chair is not eligible for committee chairship and membership fees. The senior independent director (SID) is eligible for committee chairship and membership fees, and their fee includes the board member fee. Committee chairs do not receive a membership fee for the committee they chair.
Under the 2023 policy, fee levels are reviewed annually alongside wider workforce salaries and any changes are put into effect from 1 April. Taking all factors into consideration, for 2025 the board agreed to implement a 4% increase to the base fee for NEDs and for the SID, aligned with the salary increase budget for the UK wider workforce. Determination of the fees payable to the chair falls to the remuneration committee, which agreed to align the percentage increase of the chair's fee with the other NEDs. Following board and remuneration committee approval, the remuneration arrangements for the chair and NEDs will be adjusted with effect from 1 April 2025.

£ thousand per annum	2025/26 fees	2024/25 fees
Chair	888	854
Senior independent director	181.5	174.5
Board member	130.5	125.5
Audit, remuneration and safety and sustainability committees chairship	35	35
Committee membership	20	20
2024 remuneration (audited)
The table below shows the fees paid and applicable benefits. Benefits include travel and other expenses relating to the attendance at board and other meetings. Under the terms of his engagement with the company, Helge Lund has the use of a fully maintained office for company business, a car and driver, and security advice in London. Benefits values have been grossed up using a tax rate of 45%, where relevant, as an estimation of tax due.

	Fees		Benefits		Total
£ thousand	2024	2023	2024	2023	2024	2023
Dame Amanda Blanc	198	159	1	2	198	161
Pamela Daley	164	159	17	67	181	226
Helge Lund (chair)	845	809	38	66	882	875
Melody Meyer[a]	182	184	9	29	191	213
Tushar Morzaria	189	174	1	3	190	177
Hina Nagarajan[b]	157	116	17	32	174	148
Satish Pai[b]	144	116	5	39	149	155
Paula Rosput Reynolds[b]	72	220	6	20	78	240
Karen Richardson[c]	169	178	16	18	185	196
Sir John Sawers[b]	57	174	12	7	68	181
Dr Johannes Teyssen[a]	160	149	5	15	165	164
aFee includes £10,000 p.a. for being a member of the bp geopolitical advisory council. The fee for this role ceased effective 1 April 2024.
bHina Nagarajan and Satish Pai were appointed on 1 March 2023. Paula Rosput Reynolds and Sir John Sawers retired on 25 April 2024.
cFee includes £25,000 p.a. for chairing the bp digital advisory council.
Chair and non-executive directors’ interests (audited)
The figures below include all the interests of the chair and each NED of the company in shares of bp (or calculated equivalents) that have been disclosed to
bp. Our 2023 policy encourages NEDs to establish a holding in bp shares of the equivalent value of one year's base fee during their tenure.

	Ordinary shares or equivalents[a]
	At 1 Jan 2024	At 31 Dec 2024	Changes to 14 Feb 2025	At 14 Feb 2025	Value of current shareholding[b]	% of guideline achieved
Dame Amanda Blanc	23,500	23,500	—	23,500	£109,980	88%
Pamela Daley	40,332	40,332	—	40,332	$235,270	147%
Helge Lund (chair)	600,000	600,000	—	600,000	£2,808,000	329%
Melody Meyer	20,646	38,646	—	38,646	$225,435	141%
Tushar Morzaria	71,972	71,972	—	71,972	£336,829	268%
Hina Nagarajan	10,000	25,944	—	25,944	£121,418	97%
Satish Pai	12,000	33,000	—	33,000	$192,500	120%
Paula Rosput Reynolds[c]	78,378	—	—	—	—	—
Karen Richardson	29,316	35,316	—	35,316	$206,010	128%
Sir John Sawers[c]	24,242	—	—	—	—	—
Dr Johannes Teyssen	35,000	35,000	—	35,000	£163,800	131%
aIncludes interests of persons closely associated.
bBased on ordinary share and ADS prices at 14 February 2025 of £4.68 and $35.00. Where a US$ value is provided these shares are held as ADSs.
cPaula Rosput Reynolds and Sir John Sawers retired on 25 April 2024.

108	bp Annual Report and Form 20-F 2024

Directors’ remuneration report continued
Past directors
Payments for loss of office (audited)
No payments were made during the financial year for loss of office, except as already disclosed in the 2023 directors’ remuneration report.
Payments to past directors (audited)
No payments were made during the financial year to past directors, except as already disclosed in the 2023 directors’ remuneration report.
Post-employment benefits (audited)
Bob Dudley and Brian Gilvary were provided with tax return preparation support amounting to £1,779 and £11,455 respectively.
We made no other payments within the scope of the disclosure requirements to any past director of bp during 2024 (we have no de minimis threshold for such disclosures).
Other disclosures

Historical TSR performance												Relative importance of spend on pay ($ million)

£250												Distribution to bp shareholders		Remuneration paid to all employees		Capital investment[a]

£200
£150
£100
£50
£0

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2023	2024	2023	2024	2023	2024
¢ BP												a Organic capital expenditure.
¢ FTSE 100

The graph above shows the growth in value of hypothetical £100 investments in BP p.l.c. ordinary shares, and in the FTSE 100 index (of which bp is a constituent), over 10 years from 31 December 2014 to 31 December 2024.
History of chief executive officer remuneration

Year	Chief executive officer	Total remuneration, thousand	Annual bonus % of maximum	Performance shares % of maximum
2015	Bob Dudley	$19,376	100	74.3
2016	Bob Dudley	$11,904	61	40
2017	Bob Dudley	$15,108	71.5	70
2018	Bob Dudley	$15,253	40.5	80
2019	Bob Dudley	$13,234	67.5	71.2
2020[a]	Bob Dudley	$188	0	32.5
	Bernard Looney	£1,735	0	32.5
2021	Bernard Looney	£4,457	80.5	30
2022	Bernard Looney	£10,331	75.5	54
2023[a,b]	Bernard Looney	£1,175	n/a	n/a
	Murray Auchincloss	£5,391	79.5	75
2024[c]	Murray Auchincloss	£5,356	22.5	66.5
a2020 and 2023 figures show remuneration for the periods of qualifying service as CEO during the respective years.
bAs reported in the 2023 directors’ remuneration report, Bernard Looney stepped down as CEO and from the board of directors with immediate effect on 12 September 2023 and was succeeded by Murray
Auchincloss as interim CEO on the same date. In respect of 2023, Bernard Looney did not receive any variable pay awards and his single figure shown in the table above excludes the impact of malus and clawback. For Murray Auchincloss, the 2023 figure has been updated based on the actual share price used for vesting of £4.52.
cShare price has been based on the average share price over Q4 of the 2024 FY of £3.90.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	109

Corporate governance

Chief executive officer to employee pay ratio

Year	Method	25th percentile: pay ratio, total pay and benefits, (salary)	50th percentile: pay ratio, total pay and benefits, (salary)	75th percentile: pay ratio, total pay and benefits, (salary)
2019[a]	Option A	543:1	188:1	82:1
2020[a]	Option A	99:1	40:1	19:1
2021	Option A	208:1	87:1	35:1
2022	Option A	421:1	172:1	69:1
2023[b]	Option A	268:1	103:1	45:1
2024[c]	Option A	196:1	74:1	37:1
		£27,343	£72,678	£143,202
		(£25,304)	(£54,106)	(£92,900)
aBob Dudley’s pay has been converted from US dollars as per the ratios reported in the bp Annual Report and Form 20-F 2020.
bFor 2023, the total single figure used to derive the CEO pay ratio is a combination of the two individuals in position of CEO during the year. In respect of the former CEO, the calculation has been based on the total single figure excluding the impact of malus and clawback in order to provide a comparison with prior years. Appropriate pro-rating of fixed and variable pay has been applied.
cShare price for the CEO share plan vesting has been based on the average share price over Q4 of the 2024 FY of £3.90.
This is our sixth year reporting the CEO pay ratio following the requirements introduced in 2018. As per the past five years, we have selected Option A as our reporting basis, being the most accurate approach available, and we confirm that no broadly applicable components of pay have been omitted. Where necessary, full-time equivalent pay has been calculated by simple engrossment of part-year values. Employee values relate to pay and benefits for the year ended 31 December 2024.
Changes in the pay ratio over time reflect the fact that CEO remuneration is more heavily weighted to variable pay, resulting in larger year-on-year swings than wider workforce pay. This is evidenced by the variability of the CEO pay ratio over the past six years. This volatility in the pay ratio reporting from year to year is expected, and illustrates one of the challenges in commenting on whether the pay differentials are appropriate. In 2024, the 50th percentile pay ratio decreased from 103:1 to 74:1. This was largely driven by the outcomes of the CEO’s variable awards, with the lowest bonus outcome in the past 10 years (excluding nil bonus for 2020) and the performance share award being granted at a lower multiple of salary when he was in position as CFO.
The committee believes in performance-based remuneration. For all employees eligible to participate in the annual cash bonus plan, there is an individual uplift available each year which allows managers to nominate individuals based on their personal contributions during the year. For senior leaders, a significant portion of the remuneration package continues to be linked to performance-based reward. It is therefore the view of the committee that the remuneration frameworks we have in place for executive directors and the wider workforce are fit-for-purpose and deliver pay outcomes appropriate to the circumstances of the year, with differentials that reflect the relative contributions made at different levels of the organization.
The committee is satisfied that the median pay ratio reported this year is consistent with bp’s pay policies for employees and does not constitute a reason to modify our pay programmes.
Percentage change comparisons: directors’ remuneration versus employees
In the table below, values in column ‘a’ represent the percentage change in salary and fees; values in column ‘b’ represent the percentage change in taxable benefits; and values in column ‘c’ represent the percentage change in bonus outcomes for performance periods in respect of each financial year. For the purposes of comparison, the employee percentages shown below represent the relative change between the median full-time equivalent pay for every employee employed at BP p.l.c. at any point during the relevant financial year, and the equivalent median value for the preceding financial year. Where increases are infinite relative to the preceding year, we have shown them as 100% for illustration, where a director was appointed or retired part-way through the year we have annualized pay except for one-time items, and where comparison to the prior year is not possible we have used dashes.

	2024 vs. 2023			2023 vs. 2022			2022 vs. 2021			2021 vs. 2020			2020 vs. 2019
Percentage change for:	a	b	c	a	b	c	a	b	c	a	b	c	a	b	c
Employees	4%	0%	-65%	6%	1%	4%	2%	1%	45%	7%	-9%	100%	0%	0%	-100%
Murray Auchincloss	43%	-61%	-60%	30%	283%	31%	7%	530%	3%	5%	5%	100%	—	—	—
Kate Thomson	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dame Amanda Blanc	24%	-72%	n/a	38%	100%	n/a	—	—	n/a	—	—	n/a	—	—	n/a
Pamela Daley	3%	-75%	n/a	2%	2%	n/a	7%	43%	n/a	4%	1385%	n/a	-15%	-92%	n/a
Helge Lund (chair)	4%	-43%	n/a	3%	78%	n/a	0%	97%	n/a	0%	-24%	n/a	0%	-74%	n/a
Melody Meyer	-1%	-68%	n/a	2%	-14%	n/a	13%	139%	n/a	-4%	283%	n/a	9%	-77%	n/a
Tushar Morzaria	9%	-73%	n/a	2%	-46%	n/a	25%	100%	n/a	5%	0%	n/a	—	—	n/a
Hina Nagarajan	13%	-46%	n/a	—	—	n/a	—	—	n/a	—	—	n/a	—	—	n/a
Satish Pai	3%	-88%	n/a	—	—	n/a	—	—	n/a	—	—	n/a	—	—	n/a
Paula Rosput Reynolds	3%	-70%	n/a	2%	-14%	n/a	16%	145%	n/a	—	228%	n/a	2%	-92%	n/a
Karen Richardson	-5%	-12%	n/a	11%	-20%	n/a	30%	96%	n/a	—	—	n/a	—	—	n/a
Sir John Sawers	3%	63%	n/a	2%	105%	n/a	17%	1%	n/a	—	1588%	n/a	—	-83%	n/a
Johannes Teyssen	7%	-68%	n/a	3%	12%	n/a	21%	65%	n/a	—	—	n/a	—	—	n/a

110	bp Annual Report and Form 20-F 2024

Directors’ remuneration report continued
Independence and advice
The board considers all committee members to be independent with no personal financial interest, other than as shareholders, in the committee’s decisions. Further detail on the activities of the committee in 2024 is set out in the remuneration committee report on page 88.
During 2024 Ben Mathews, who was employed by the company and reported to the chair of the board, acted as secretary to the remuneration committee.
The committee also received advice on various matters relating to the remuneration of executive directors and senior management from Kerry Dryburgh,
EVP people, culture & communications and Ashok Pillai, SVP reward.
PricewaterhouseCoopers LLP (PwC) continued to provide independent advice to the committee in 2024. PwC advice included, for example, support with remuneration benchmarking and updates on market practice. PwC is a member of the Remuneration Consulting Group and, as such, operates under the code of conduct in relation to executive remuneration in the UK. The committee is satisfied that the advice received is objective and independent. The committee is comfortable that the PwC engagement partner and team who provide remuneration advice to the committee do not have connections with the company or its directors that may impair their independence.
Total fees or other charges (based on an hourly rate) for the provision of remuneration advice to the committee in 2024 (save in respect of legal advice)
were £88,751 to PwC. Freshfields LLP (Freshfields) provided legal advice on specific compliance matters to the committee. PwC and Freshfields provide other advice in their respective areas to the group.
Considerations related to the UK Corporate Governance Code
When setting the 2023 policy, the committee concluded that a scorecard-based approach to setting targets and measuring outcomes helps it to engage transparently with shareholders and the wider workforce on remuneration. Thus, bp continues to operate a simple, clear structure of market-aligned salary with annual and three-year performance-based incentives. Risks are managed through careful setting of performance measures and targets and the committee retains the exercise of its discretion in assessing outcomes. These are complemented with robust malus and clawback measures.
Remuneration outcomes are predictable, as shown in the implementation charts of the 2023 policy, and proportional by virtue of the challenging performance levels required to achieve target pay outcomes. Through material weighting in measures related to safety, sustainability and strategy, as shown on page 104, remuneration aligns closely with bp’s culture, as expressed through our purpose and ambition.
Shareholder engagement
Throughout 2024 the committee engaged frequently on remuneration policy and approach with bp’s largest shareholders, as well as their representative bodies. This dialogue will continue throughout 2025. The table below shows the recent votes on the directors’ remuneration report and policy.

Year	% vote ‘for’	% vote ‘against’	Votes withheld
2024 – Directors’ remuneration report	95.88%	4.12%	37,229,024
2023 – Directors’ remuneration policy	94.23%	5.77%	36,921,641
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
External appointments
The board supports executive directors taking up appointments outside the company to broaden their knowledge and experience. Each executive director is permitted to retain any fee from their external appointments. Such external appointments are subject to agreement by the chair and reported to the board. Any external appointment must not conflict with a director’s duties and commitments to bp. Details of appointments as NEDs of publicly listed companies during 2024 are shown below.

	Appointee company	Additional position held at appointee company	Total fees, £
Murray Auchincloss[a]	Aker BP ASA[b]	Director	0
Kate Thomson	Aker BP ASA[b]	Director	0
aMurray resigned from this position during 2024.
bHeld as a result of the company’s shareholding in Aker BP ASA.
This directors’ remuneration report was approved by the board and signed on its behalf by Ben J.S. Mathews, company secretary, on 6 March 2025.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	111

Corporate governance

Other disclosures
Appointment and succession plans
The chair, senior independent director (SID) and
other independent non-executive directors (NEDs)
each have letters of appointment with BP p.l.c. and
do not serve, nor are they employed, in any
executive capacity by bp. In line with the UK
Corporate Governance Code (Code), bp proposes all
directors for annual re-election by shareholders at
the Annual General Meeting (AGM), where letters of
appointment for each NED are available for
inspection. Details on the skills and experience of
each director seeking election or re-election, as well
as their individual contributions to the long-term
success of the company, are set out in the Notice of
AGM. In accordance with the Code, NEDs would not
be expected to serve beyond nine years unless there
are exceptional circumstances. On behalf of the
board, the people, culture and governance
committee reviews the formal appointment process
and succession plans for the board. Appointments
and succession plans are both based on merit and
assessed against objective criteria with the
promotion of diversity, equity and inclusion as
central considerations. This includes diversity of
gender, social and ethnic backgrounds as well as
cognitive and personal strengths. In reviewing
appointments and succession plans,
due consideration is given to ensure the smooth
transition of board members with specific
responsibilities (e.g. committee chair roles) by
allowing sufficient time for a detailed handover.
This is balanced by the need to have new board
members join at regular intervals such that over
time there is a controlled approach to board
members reaching the end of their tenure. All new
directors receive a formal induction, tailored to their
individual needs, skills and experience, taking
account of any committees they join. These
inductions include one-to-one meetings with
members of the board and leadership team
together with select members of senior
management. Feedback is sought from directors
undertaking their induction programmes to ensure
they are continually updated and improved.
Further detail on board succession and tenure can
be found in the people, culture and governance
committee report on page 87 and board at a glance
disclosure on page 71, respectively.
Time commitments
The expectation regarding time commitment for
NEDs to effectively discharge their duties is set out
in the directors’ letters of appointment. The time
commitment varies with the demands of bp
business and other events. The NEDs’ external time
commitments – whether through executive, non-
executive, advisory or other roles – are regularly
reviewed by the company secretary to ensure that
directors are able to allocate appropriate time to bp.
A register of directors’ time commitments and
conflicts is maintained and is also reviewed annually
by the people, culture and governance committee.
The review process takes into account outside
appointments and other external commitments and
considers the complexity of the organization, the
nature of the role, the sector (especially regulated
and/or potentially competing sectors) and any
leadership roles (e.g. a chair position). NEDs are also
required to consult with the company secretary and
chair before accepting any other role that may
impact their ability to commit appropriate time to
bp. The process for the approval of any new
external appointment, significant or otherwise, for
an existing director assesses the impact of that
appointment on the director’s time in order to
ensure the director has sufficient capacity for their
role with bp. As part of that same review process, a
review of independence and potential conflicts of
interest is undertaken, taking account of institutional
investor and proxy advisor guidance and market
best practice. Any external proposed commitments
that could exceed the mandates set out in such
guidance are given particular consideration. The
board was satisfied that significant appointments
undertaken during 2024 did not impact the
directors’ ability to prepare for and attend meetings,
engage with stakeholders and participate in learning
and development opportunities. The board has
concluded that, notwithstanding external
appointments held, each director is able to dedicate
sufficient time to fulfil their bp duties. In compliance
with the Code, none of the executive directors who
served during 2024 held more than one non-
executive directorship in a FTSE 100 company or
other significant appointment throughout their
tenure on the board. For more information on the
external commitments of bp’s directors, see pages
72-73.
For information on board meetings held during
2024 and director attendance at board meetings,
see page 71.
Independence and conflicts
of interest
All directors have a statutory duty to exercise
independent judgement. Independence of NEDs
is crucial in bringing constructive challenge to the
chief executive officer (CEO) and the leadership
team at board meetings, while providing support
and guidance to promote meaningful discussion
and, ultimately, informed and effective decision-
making. In accordance with the criteria set out in
the Code, the chair was considered independent
at the time he was appointed. NEDs are required
to provide sufficient information to allow the
board to evaluate their independence prior to and
following their appointment. In addition, each
director has a statutory duty to disclose actual or
potential conflicts of interest. Formal procedures
are in place for new potential conflicts to be
reported and recorded during the year. As a
consequence of regular reviews in 2024, the
board is satisfied that there were no matters
giving rise to conflicts of interest which could not
be authorized by the board. It has therefore
concluded that all bp NEDs are independent.
Reporting in line with UK Listing Rule
6.6.6R(9)
As at 31 December 2024, 55% of the board
comprises women, our senior independent director
(SID) and chief financial officer (CFO) are women
and three directors identify as from an ethnic
minority background. Data for the below tables is
collected on an annual basis through a standardized
process under which each member of the board
and executive management is asked to self-declare,
or elect not to declare, their ethnic background and
gender identity or sex. The information is correct as
at 31 December 2024. For the purposes of this
table, executive management includes bp’s
leadership team and the company secretary.

Gender identity or sex	Number of board members	Percentage of the board	Number of senior positions on the board (CEO, CFO, SID and chair)	Number in executive management	Percentage of executive management
Men	5	45%	2	6	55%
Women	6	55%	2	5	45%
Other categories	–	–	–	–	–
Not specified/prefer not to say	–	–	–	–	–

Ethnic background
White British or other white (including minority-white groups)	8	73%	100%	9	82%
Mixed/Multiple Ethnic Groups	–	–	–	–	–
Asian/Asian British	3	27%	–	1	9%
Black/African/Caribbean/Black British	–	–	–	1	9%
Other ethnic group	–	–	–	–	–
Not specified/prefer not to say	–	–	–	–	–

112	bp Annual Report and Form 20-F 2024
Pages 112-113 have been removed as they do not form part of bp’s Annual Report on Form 20-F as filed with the SEC.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	113
Pages 112-113 have been removed as they do not form part of bp’s Annual Report on Form 20-F as filed with the SEC.

114	bp Annual Report and Form 20-F 2024
THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

« See glossary on page 351	bp Annual Report and Form 20-F 2024	115

Financial statements

Consolidated financial statements of the bp group

Independent auditor's reports (PCAOB ID 1147)		134	Group statement of changes in equity		142
Group income statement		140	Group balance sheet		143
Group statement of comprehensive income		141	Group cash flow statement		144

Notes on financial statements
1.	Significant accounting policies	145	22.	Trade and other payables	185
2.	Non-current assets held for sale	163	23.	Provisions	186
3.	Business combinations	164	24.	Pensions and other post-employment benefits	187
4.	Disposals and impairment	164
5.	Segmental analysis	167	25.	Cash and cash equivalents	193
6.	Sales and other operating revenues	171	26.	Finance debt	193
7.	Income statement analysis	171	27.	Capital disclosures and net debt	194
8.	Exploration for and evaluation of oil and natural gas resources	172	28.	Leases	195
			29.	Financial instruments and financial risk factors	195
9.	Taxation	172
10.	Dividends	175	30.	Derivative financial instruments	201
11.	Earnings per share	175	31.	Called-up share capital	210
12.	Property, plant and equipment	177	32.	Capital and reserves	212
13.	Capital commitments	178	33.	Contingent liabilities and legal proceedings	217
14.	Goodwill	178	34.	Remuneration of senior management and non-executive directors	220
15.	Intangible assets	180
16.	Investments in joint ventures	180	35.	Employee costs and numbers	221
17.	Investments in associates	182	36.	Auditor's remuneration	221
18.	Other investments	184	37.	Subsidiaries, joint arrangements and associates	222
19.	Inventories	184
20.	Trade and other receivables	184	38.	Events after the reporting period	222
21.	Valuation and qualifying accounts	185

Supplementary information on oil and natural gas (unaudited)

Oil and natural gas exploration and production activities		224	Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves		245
Movements in estimated net proved reserves		230
			Operational and statistical information		248

This page does not form part of bp's Annual Report on Form 20-F as filed with the SEC.

116	bp Annual Report and Form 20-F 2024
Consolidated financial statements of the bp group
Pages 116-133 have been removed as they do not form part of bp's Annual Report on Form 20-F as filed with the SEC.
This page does not form part of bp's Annual Report on Form 20-F as filed with the SEC.

bp Annual Report and Form 20-F 2024	117

Financial statements
Pages 116-133 have been removed as they do not form part of bp's Annual Report on Form 20-F as filed with the SEC.

134	bp Annual Report and Form 20-F 2024
Report of Independent Registered Public Accounting Firm
To the shareholders and board of directors of BP p.l.c.
Opinion on the financial statements
We have audited the accompanying consolidated group balance sheets of BP p.l.c. and subsidiaries (together ‘bp’ or ‘the group’) as at 31 December 2024 and 2023, the related consolidated group income statements, group statements of comprehensive income, group statements of changes in equity and group cash flow statements, for each of the three years in the period ended 31 December 2024, and the related notes (collectively referred to as the
‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the group as at 31 December
2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024, in accordance with
United Kingdom adopted international accounting standards and IFRS Accounting Standards as issued by the International Accounting Standards Board
(IASB) and as adopted by the European Union (EU).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), bp's internal control over financial reporting as of 31 December 2024, based on criteria established in the UK Financial Reporting Council’s Guidance on Risk Management,
Internal Control and Related Financial and Business reporting relating to internal control over financial reporting and our report dated 6 March 2025 expressed an unqualified opinion on bp's internal control over financial reporting.
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
1.Impairment of upstream oil and gas property, plant and equipment (PP&E) assets – Notes 1, 4 and 12 to the financial statements
Critical Audit Matter Description
The group balance sheet as at 31 December 2024 includes PP&E, of which $56 billion is oil and gas properties.
Management’s best estimate oil and gas price assumptions for value-in-use impairment tests were revised in 2024 as set out in Note 1 on page 152, although the revisions were not significant.
Management have also determined bp’s ‘best estimate’ discount rate assumptions, as set out in Note 1 on page 152. Bp’s post-tax discount rate used for impairment testing for oil and gas assets in 2024 remained unchanged from prior year at 8%. Pre-tax discount rates applied in impairment tests were revised in some regions to reflect changes in local tax rates and country risk premiums. Reserves estimates for all oil and gas fields were also reviewed and updated where necessary at year-end.
Management judged that in aggregate, the year-end oil and gas price assumption revisions, changes to pre-tax discount rates for certain regions due to country risk premium or tax rate changes and changes to other input assumptions including reserves reductions on several key fields, all combined to constitute an impairment trigger for all oil and gas cash generating units (CGUs). As a result of testing performed during 2024, $2.0 billion of oil and gas
CGU net impairment charges were recognised, principally due to certain discount rate revisions, an increase in certain capital expenditure forecasts and operating expenditure forecasts and certain reserves write downs.
We identified three key management estimates in management’s determination of the level of impairment charge and/or impairment reversal. These are:
Oil and gas prices – bp’s oil and gas price assumptions have a significant impact on many CGU impairment assessments performed across the
OP&O and G&LCE segments and are inherently uncertain. The estimation of future prices is subject to increased uncertainty given climate change, the global energy transition, macro-economic factors and disruption in global supply due to ongoing geo-political conflicts. There is a risk that management do not forecast reasonable ‘best estimate’ oil and gas price forecasts when assessing CGUs for impairment charge and/or impairment reversal, leading to material misstatements. These price assumptions are highly judgmental and are pervasive inputs to bp’s oil and gas CGU valuation. There is also a risk that management’s oil and gas price related disclosures are not reasonable.
Discount rates – Given the long timeframes involved, certain CGU impairment assessments are sensitive to the discount rate applied. Discount rates should reflect the return required by the market and the risks inherent in the cash flows being discounted. There is a risk that management does not assume reasonable discount rates, adjusted as applicable for country risks and relevant tax rates, leading to material misstatements.
Determining a reasonable discount rate is highly judgmental and, consistent with price assumptions above, the discount rate assumption is also a pervasive input across bp’s oil and gas CGU valuations, before adjustments for asset specific risks and tax rates.
Reserves and resources estimates – A key input to certain CGU impairment assessments is the oil and gas production forecast, which is based on underlying reserves estimates and field specific development assumptions. Certain CGU production forecasts include specific risk adjusted resource volumes, in addition to proven and/or probable reserves estimates, that are inherently less certain than reserves; and assumptions related to these volumes can be particularly judgemental. There is a risk that material misstatements could arise from unreasonable production forecasts for individually material CGUs and/or from the aggregation of systematic flaws in bp’s reserves and resources estimation policies across the OP&O and
G&LCE segments.

bp Annual Report and Form 20-F 2024	135

Financial statements
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
Impairment charge and/or impairment reversal assessments of upstream oil and gas PP&E assets remain a critical audit matter because recoverable values are reliant on forecast assumptions such as oil and gas prices, discount rates and reserves estimates, which are inherently judgemental, complex for management to estimate and challenging to audit. Additionally, the magnitude of the potential misstatement risk remains material to the group.
How the Critical Audit Matter was addressed in the Audit
We tested relevant internal controls over the estimation of oil and gas prices, discount rates, and reserve and resources estimates, as well as relevant internal controls over the performance of the impairment charge and/or impairment reversal assessments where we identified audit risks. In addition, we conducted the following substantive procedures.
Oil and gas prices
•We independently developed a reasonable range of forecasts based on external data obtained, against which we compared management’s oil and gas price assumptions in order to challenge whether they are reasonable.
•In developing this range, we obtained a variety of reputable and reliable third party forecasts, peer information and other relevant market data.
•In challenging and evaluating management’s price assumptions, we considered the extent to which they and each of the forecast pricing scenarios obtained from third parties reflect the impact of lower oil and gas demand due to climate change and the energy transition.
•The 2015 Conference of the Parties (CoP) 21 Paris Agreement goals of ‘holding the increase in the global average temperature to well below 2°C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels’ was reaffirmed at CoP 29 in Baku during
November 2024. We specifically analysed third party forecasts stated, or interpreted by us, as being consistent with scenarios achieving the Paris ‘well below 2°C goal’ and/or ‘1.5°C ambition’ and evaluated whether they presented contradictory audit evidence.
•We assessed management’s disclosures in Note 1, including the sensitivity of forecast revenue cash inflows to lower oil and gas prices and how climate change and the energy transition, potential future emissions costs and/or reduced demand scenarios may impact bp to a greater extent than currently anticipated in bp’s value-in-use estimates for oil and gas CGUs.
Discount rates
•We independently evaluated bp’s discount rates used in impairment tests with input from our valuation specialists, against relevant third party market and peer data.
•When performing procedures over specific assets, we assessed whether specific country risks and tax adjustments were reasonably reflected in bp’s discount rates.
•We challenged and evaluated management’s disclosures in Note 1, including in relation to the sensitivity of discount rate assumptions.
Reserves and resources estimates
With the assistance of our oil and gas reserves specialists we:
•assessed bp’s reserves and resources estimation methods and policies for reasonableness;
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
•assessed whether management’s production forecasts are consistent overall with bp’s strategy;
•compared the production forecasts used in the impairment tests with management’s approved reserves and resources estimates; and
•performed a retrospective assessment in order to assess management's ability to accurately estimate reserves and resources and to check for indications of estimation bias over time.
2.Decommissioning provisions – Notes 1 and 23 to the financial statements
Critical Audit Matter Description
A decommissioning provision of $11.8 billion is recorded in the financial statements as at 31 December 2024. The estimation of decommissioning provisions is a highly judgemental area as it involves a number of key estimates related to the cost and timing of decommissioning, in particular inflation and discount rate assumptions.
Management estimates that the average rate of forecast inflation applicable to the substantial majority of bp’s decommissioning cost estimates is 1.5%, which is 0.5% lower than its estimated long term general inflation rate of 2%.
The estimated undiscounted cost of the obligations and the timing of future payments are set out in Note 1 on page 159. Economic factors, future activities and the legislative environments that bp operates in are used to inform cost estimates, whereas the timing of decommissioning activities is dependent on cessation of production (CoP) dates, which are sensitive to changes in bp’s price forecasts as price estimates determine economic cut off of oil and gas reserve estimates.
bp increased the discount rate used in calculating its decommissioning provisions from 4.0% as at 31 December 2023 to 4.5% as at 31 December 2024.
The increase was primarily driven by increased US treasury bond rates.

136	bp Annual Report and Form 20-F 2024
How the Critical Audit Matter was addressed in the Audit
Long term Inflation rate
•We tested the relevant control related to the determination of the decommissioning specific inflation rate assumption.
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
•We analysed historical trends of rig market rates against oil prices and historical inflation to evaluate management’s assumption that the decommissioning inflation assumption does not inflate at the same rate as general inflation.
Cost and timing estimates
•We tested the relevant controls over the year end decommissioning cost and timing assumptions used within management’s decommissioning provision estimate.
•We assessed the completeness and accuracy of the assets subject to decommissioning, including understanding the process to establish whether a legal or constructive obligation existed.
•We evaluated the reasonableness of changes in key cost assumptions, including rig rates, vessel rates, well plug and abandonment duration, and non-
productive time assumptions, with reference to internal and appropriate third-party data.
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
Discount rates
•We tested the relevant controls related to the determination of the discount rate assumption.
•We assessed the reasonableness of management’s methodology for determining the discount rate and recalculated the discount rate with reference to independent third party data, most notably US treasury bond yields.

bp Annual Report and Form 20-F 2024	137

Financial statements
3.Valuation of commodity financial derivatives - Notes 1, 29 and 30 to the financial statements
Critical Audit Matter Description
bp’s supply, trading and shipping (ST&S) function is responsible for globally trading and risk managing the group’s owned as well as third party production.
To discharge this responsibility, ST&S regularly executes commodity contracts, physically settled or otherwise, which are accounted for as a derivative and fair valued under IFRS 9. These contracts, therefore, result in unrealised gains/losses that are recognised on account of fair value movements in the associated derivative assets and liabilities.
Determining the fair value of derivative assets and liabilities can be complex and subjective, particularly where the valuation is dependent on significant inputs which are not observable and are classified as level 3 in the fair value hierarchy set out in IFRS 13. This degree of subjectivity also makes such fair value estimates liable to potential fraud by management incorporating bias in the inputs used in determining fair values. Given the significant judgements, sensitivity to management assumptions, and the absolute value associated with these positions, we have identified a risk in respect of certain financial instruments where the valuation is dependent on significant unobservable inputs.
Fair value measurements associated with unrealised commodity contracts are also impacted by the macroeconomic sentiment and outlook. In 2024, commodity markets continued to experience periods of volatility due to continuing uncertainty resulting from the planned energy transition, macro-
economic factors such as inflation and interest rates, and disruptions in global supply due to geopolitical conflicts. In response to the volatility observed, we focused our audit efforts on the valuation of commodity derivatives and designed procedures to test for management bias.
As at 31 December 2024, the group’s total level 3 derivative financial assets were $16.0 billion and level 3 derivative financial liabilities were $14.4 billion.
How the Critical Audit Matter was addressed in the Audit
To address the complexities associated with auditing the valuation of instruments dependent on significant unobservable inputs, we included valuation specialists with significant quantitative and modelling expertise to assist in performing our audit procedures. Our valuation audit work included the following control and substantive procedures:
•We tested the group’s valuation relevant controls including:
–the model certification control, which is designed to review a model’s theoretical soundness and the appropriateness of its valuation methodology;
and
–the independent price verification control, which is designed to review the appropriateness of valuation inputs that are not observable and are significant to the financial instrument’s valuation.
•We performed valuation testing procedures including:
–evaluating management’s valuation methodologies against standard valuation practice and analysing whether a consistent framework is applied across the business period over period;
–engaging our valuation specialists to challenge models, develop fair value estimates and evaluate consistency in management’s modelling and input assumptions throughout the year;
–comparing management’s input assumptions against the expected assumptions of other market participants and observable market data;
–independently validating price points on pricing curves to consensus data; and
–analysing whether there was any indication of management bias through evaluating the distribution of valuation differences where relevant.

138	bp Annual Report and Form 20-F 2024
4.Impairment of E&A assets and refinery PP&E as a consequence, among other things, of climate change and the energy transition –
Notes 1, 4, 8 and 15 to the financial statements
Critical Audit Matter Description
Intangible Assets
The recoverability of certain of the group’s $4.4 billion total exploration and appraisal (E&A) assets capitalised as at 31 December 2024 is potentially exposed to climate change and the global energy transition risk factors (see Note 15). This is because a greater number of E&A projects may not proceed as a consequence of the energy transition, or lower forecast future oil and gas prices. The determination of whether and when E&A costs should be written off, impaired, or retained on the balance sheet as E&A assets, remains complex and continues to require significant management judgement.
PP&E
The carrying value of bp’s refining assets within PP&E may no longer be recoverable, due to changes in supply and demand which arise among other things as a consequence of climate change and the energy transition. Management identified impairment indicators in respect of the Gelsenkirchen refinery in Germany during the year and, as a result, an impairment test was performed to assess the recoverability of the Gelsenkirchen refinery carrying value. As disclosed in Note 4 to the accounts on page 166, management has recorded an impairment charge of $0.8 billion in respect of the Gelsenkirchen refinery, primarily driven by changes in economic assumptions. At 31 December 2024 management identified an impairment indicator for all of its other refineries due to a reduction in the local marker margins.  The impairment tests performed by management to assess the recoverability of the carrying value of these refineries did not result in any additional impairment charges being recognised.
How the Critical Audit Matter Was Addressed in the Audit
Intangible Assets
In respect of the recoverability of E&A assets capitalised as at 31 December 2024:
•We tested the relevant controls within the group’s E&A write-off and impairment assessment processes; and
•We challenged and evaluated management’s key E&A judgements with regards to the impairment criteria of IFRS 6. Where impairment indicators were identified we corroborated key judgements with internal and external evidence for assets that remained on the balance sheet. This included analysing evidence of future E&A plans, budgets and capital allocation decisions, assessing management’s key accounting judgement papers, reading meeting minutes and assessing licence documentation and evidence of active dialogue with partners and regulators including negotiations to renew licences or modify key terms.
PP&E
We considered the impact of potential changes in supply and demand on the group’s refining portfolio and assessed internal and external market studies of future supply and demand. In relation to refinery impairment tests performed by management, our audit procedures included:
•Evaluating the valuation methodology and testing the integrity and mechanical accuracy of the impairment models;
•Assessing the appropriateness of key assumptions and inputs to the impairment models, notably forecast refining margins, discount rate and energy input costs, challenging and evaluating management’s assumptions by reference to third party data where available and involvement of our valuation specialists; and
•Evaluating management’s ability to forecast future cash flows and margins by comparing actual results with historical forecasts and tested management’s internal controls over the impairment test and related inputs.
/s/ Deloitte LLP
London
United Kingdom
6 March 2025
We have served as bp’s auditor since 2018.

bp Annual Report and Form 20-F 2024	139

Financial statements
Report of Independent Registered Public Accounting Firm
To the shareholders and board of directors of BP p.l.c.
Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of BP p.l.c. and its subsidiaries (the group) as of 31 December 2024, based on the criteria established in the UK Financial Reporting Council’s Guidance on Risk Management, Internal Control and Related Financial and Business Reporting relating to internal control over financial reporting (UK FRC Guidance). In our opinion, the group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2024, based on the criteria established in the UK FRC Guidance.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended 31 December 2024, of the group and our report dated 6 March 2025 expressed an unqualified opinion on those financial statements.
As described in management’s report on internal control over financial reporting, management excluded from its assessment the internal control over financial reporting at bp bioenergy (formerly called Bunge Bioenergia) and Lightsource bp which were acquired on 1 October 2024, and 24 October 2024, respectively. bp bioenergy financial statement line items comprise 2.1% and 0.9% of net and total assets respectively, 0.3% of sales and other operating revenues, and (4.5)% of profit (loss) for the year of the consolidated financial statement amounts as of and for the year ended 31 December 2024.
Lightsource bp’s financial statement line items comprise 6.3% and 2.4% of net and total assets respectively, 0.1% of sales and other operating revenues, and (5.7)% of profit (loss) for the year of the consolidated financial statement amounts as of and for the year ended 31 December 2024. Accordingly, our audit did not include the internal control over financial reporting at bp bioenergy and Lightsource bp.
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
/s/ Deloitte LLP
London, United Kingdom
6 March 2025

140	bp Annual Report and Form 20-F 2024
Group income statement

For the year ended 31 December				$ million
	Note	2024	2023	2022
Sales and other operating revenues	6	189,185	210,130	241,392
Earnings from joint ventures – after interest and tax	16	909	67	1,128
Earnings from associates – after interest and tax	17	1,084	831	1,402
Interest and other income	7	2,773	1,635	1,103
Gains on sale of businesses and fixed assets	4	678	369	3,866
Total revenues and other income		194,629	213,032	248,891
Purchases	19	113,941	119,307	141,043
Production and manufacturing expenses		26,584	25,044	28,610
Production and similar taxes	5	1,799	1,779	2,325
Depreciation, depletion and amortization	5	16,622	15,928	14,318
Net impairment and losses on sale of businesses and fixed assets	4	6,995	5,857	30,522
Exploration expense	8	974	997	585
Distribution and administration expenses		16,417	16,772	13,449
Profit (loss) before interest and taxation		11,297	27,348	18,039
Finance costs	7	4,683	3,840	2,703
Net finance (income) expense relating to pensions and other post-employment benefits	24	(168)	(241)	(69)
Profit (loss) before taxation		6,782	23,749	15,405
Taxation	9	5,553	7,869	16,762
Profit (loss) for the year		1,229	15,880	(1,357)
Attributable to
bp shareholders		381	15,239	(2,487)
Non-controlling interests		848	641	1,130
		1,229	15,880	(1,357)
Earnings per share
Profit (loss) for the year attributable to bp shareholders
Per ordinary share (cents)
Basic	11	2.38	87.78	(13.10)
Diluted	11	2.32	85.85	(13.10)
Per ADS (dollars)
Basic	11	0.14	5.27	(0.79)
Diluted	11	0.14	5.15	(0.79)

bp Annual Report and Form 20-F 2024	141

Financial statements
Group statement of comprehensive income

For the year ended 31 December				$ million
	Note	2024	2023	2022
Profit (loss) for the year		1,229	15,880	(1,357)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences[a]		(1,292)	585	(3,786)
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets[a]		1,004	(2)	10,759
Cash flow hedges marked to market	30	155	1,065	(825)
Cash flow hedges reclassified to the income statement	30	(686)	(428)	1,502
Costs of hedging marked to market	30	(2)	(67)	61
Costs of hedging reclassified to the income statement	30	(2)	(11)	25
Share of items relating to equity-accounted entities, net of tax	16, 17	(12)	(192)	402
Income tax relating to items that may be reclassified	9	48	(10)	(334)
		(787)	940	7,804
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	24	(360)	(2,262)	340
Remeasurements of equity investments		(47)	51	—
Cash flow hedges that will subsequently be transferred to the balance sheet	30	(1)	15	(4)
Income tax relating to items that will not be reclassified[a]	9	734	745	68
		326	(1,451)	404
Other comprehensive income		(461)	(511)	8,208
Total comprehensive income		768	15,369	6,851
Attributable to
bp shareholders		7	14,702	5,782
Non-controlling interests		761	667	1,069
		768	15,369	6,851
aSee Note 32 for further information.

142	bp Annual Report and Form 20-F 2024
Group statement of changes in equitya

									$ million
	Share capital and capital reserves	Treasury shares	Foreign currency translation reserve	Fair value reserves	Profit and loss account	bp shareholders' equity	Non-controlling interests		Total equity
							Hybrid bonds	Other interest
At 1 January 2024	48,013	(11,323)	(1,920)	174	35,339	70,283	13,566	1,644	85,493
Profit for the year	—	—	—	—	381	381	641	207	1,229
Other comprehensive income	—	—	(276)	(452)	354	(374)	—	(87)	(461)
Total comprehensive income	—	—	(276)	(452)	735	7	641	120	768
Dividends[b]	—	—	—	—	(5,018)	(5,018)	—	(375)	(5,393)
Cash flow hedges transferred to the balance sheet, net of tax	—	—	—	(10)	—	(10)	—	—	(10)
Repurchase of ordinary share capital	—	—	—	—	(7,302)	(7,302)	—	—	(7,302)
Share-based payments, net of tax	216	2,293	—	—	(1,426)	1,083	—	—	1,083
Issue of perpetual hybrid bonds	—	—	—	—	(22)	(22)	4,352	—	4,330
Redemption of perpetual hybrid bonds, net of tax	—	—	—	—	9	9	(1,300)	—	(1,291)
Payments on perpetual hybrid bonds	—	—	—	—	—	—	(610)	—	(610)
Transactions involving non-controlling interests, net of tax	—	—	—	—	216	216	—	1,034	1,250
At 31 December 2024	48,229	(9,030)	(2,196)	(288)	22,531	59,246	16,649	2,423	78,318

At 1 January 2023	47,873	(12,153)	(2,643)	(256)	34,732	67,553	13,390	2,047	82,990
Profit for the year	—	—	—	—	15,239	15,239	586	55	15,880
Other comprehensive income	—	—	728	431	(1,696)	(537)	—	26	(511)
Total comprehensive income	—	—	728	431	13,543	14,702	586	81	15,369
Dividends[b]	—	—	—	—	(4,831)	(4,831)	—	(403)	(5,234)
Cash flow hedges transferred to the balance sheet, net of tax	—	—	—	(1)	—	(1)	—	—	(1)
Repurchase of ordinary share capital	—	—	—	—	(8,167)	(8,167)	—	—	(8,167)
Share-based payments, net of tax	140	830	—	—	(301)	669	—	—	669
Share of equity-accounted entities’ changes in equity, net of tax	—	—	—	—	1	1	—	—	1
Issue of perpetual hybrid bonds	—	—	—	—	(1)	(1)	176	—	175
Payments on perpetual hybrid bonds	—	—	(5)	—	—	(5)	(586)	—	(591)
Transactions involving non-controlling interests, net of tax	—	—	—	—	363	363	—	(81)	282
At 31 December 2023	48,013	(11,323)	(1,920)	174	35,339	70,283	13,566	1,644	85,493

At 1 January 2022	46,871	(12,624)	(9,572)	(1,027)	51,815	75,463	13,041	1,935	90,439
Profit for the year	—	—	—	—	(2,487)	(2,487)	519	611	(1,357)
Other comprehensive income	—	—	6,914	770	585	8,269	—	(61)	8,208
Total comprehensive income	—	—	6,914	770	(1,902)	5,782	519	550	6,851
Dividends[b]	—	—	—	—	(4,365)	(4,365)	—	(294)	(4,659)
Cash flow hedges transferred to the balance sheet, net of tax	—	—	—	1	—	1	—	—	1
Issue of ordinary share capital	820	—	—	—	—	820	—	—	820
Repurchase of ordinary share capital	—	—	—	—	(10,493)	(10,493)	—	—	(10,493)
Share-based payments, net of tax	182	471	—	—	194	847	—	—	847
Issue of perpetual hybrid bonds	—	—	—	—	(4)	(4)	374	—	370
Payments on perpetual hybrid bonds	—	—	15	—	—	15	(544)	—	(529)
Transactions involving non-controlling interests, net of tax	—	—	—	—	(513)	(513)	—	(144)	(657)
At 31 December 2022	47,873	(12,153)	(2,643)	(256)	34,732	67,553	13,390	2,047	82,990
aSee Note 32 for further information.
bSee Note 10 for further information.

bp Annual Report and Form 20-F 2024	143

Financial statements
Group balance sheet

At 31 December			$ million
	Note	2024	2023
Non-current assets
Property, plant and equipment	12	100,238	104,719
Goodwill	14	14,888	12,472
Intangible assets	15	9,646	9,991
Investments in joint ventures	16	12,291	12,435
Investments in associates	17	7,741	7,814
Other investments	18	1,292	2,189
Fixed assets		146,096	149,620
Loans		1,961	1,942
Trade and other receivables	20	1,815	1,767
Derivative financial instruments	30	16,114	9,980
Prepayments		548	623
Deferred tax assets	9	5,403	4,268
Defined benefit pension plan surpluses	24	7,457	7,948
		179,394	176,148
Current assets
Loans		223	240
Inventories	19	23,232	22,819
Trade and other receivables	20	27,127	31,123
Derivative financial instruments	30	5,112	12,583
Prepayments		2,594	2,520
Current tax receivable		1,096	837
Other investments	18	165	843
Cash and cash equivalents	25	39,204	33,030
		98,753	103,995
Assets classified as held for sale	2	4,081	151
		102,834	104,146
Total assets		282,228	280,294
Current liabilities
Trade and other payables	22	58,411	61,155
Derivative financial instruments	30	4,347	5,250
Accruals		6,071	6,527
Lease liabilities	28	2,660	2,650
Finance debt	26	4,474	3,284
Current tax payable		1,573	2,732
Provisions	23	3,600	4,418
		81,136	86,016
Liabilities directly associated with assets classified as held for sale	2	1,105	62
		82,241	86,078
Non-current liabilities
Other payables	22	9,409	10,076
Derivative financial instruments	30	18,532	10,402
Accruals		1,326	1,310
Lease liabilities	28	9,340	8,471
Finance debt	26	55,073	48,670
Deferred tax liabilities	9	8,428	9,617
Provisions	23	14,688	14,721
Defined benefit pension plan and other post-employment benefit plan deficits	24	4,873	5,456
		121,669	108,723
Total liabilities		203,910	194,801
Net assets		78,318	85,493
Equity
bp shareholders’ equity	32	59,246	70,283
Non-controlling interests	32	19,072	15,210
Total equity	32	78,318	85,493
Helge Lund Chair
Murray Auchincloss Chief executive officer
6 March 2025

144	bp Annual Report and Form 20-F 2024
Group cash flow statement

For the year ended 31 December				$ million
	Note	2024	2023	2022
Operating activities
Profit (loss) before taxation		6,782	23,749	15,405
Adjustments to reconcile profit before taxation to net cash provided by operating activities
Exploration expenditure written off	8	767	746	385
Depreciation, depletion and amortization	5	16,622	15,928	14,318
Impairment and (gain) loss on sale of businesses and fixed assets	4	6,317	5,488	26,656
Earnings from joint ventures and associates		(1,993)	(898)	(2,530)
Dividends received from joint ventures and associates		2,023	2,092	1,700
Remeasurement of joint ventures	3	(917)	—	—
Interest receivable		(1,512)	(1,265)	(444)
Interest received		1,450	1,119	414
Finance costs	7	4,683	3,840	2,703
Interest paid		(2,811)	(2,950)	(2,208)
Net finance expense relating to pensions and other post-employment benefits	24	(168)	(241)	(69)
Share-based payments		1,174	616	795
Net operating charge for pensions and other post-employment benefits, less contributions and benefit payments for unfunded plans	24	(182)	(193)	(257)
Net charge for provisions, less payments		(152)	(2,481)	440
(Increase) decrease in inventories		808	5,634	(5,492)
(Increase) decrease in other current and non-current assets		3,355	4,620	(18,584)
Increase (decrease) in other current and non-current liabilities		(188)	(13,592)	17,806
Income taxes paid		(8,761)	(10,173)	(10,106)
Net cash provided by operating activities		27,297	32,039	40,932
Investing activities
Expenditure on property, plant and equipment, intangible and other assets		(15,297)	(14,285)	(12,069)
Acquisitions, net of cash acquired	3	53	(799)	(3,530)
Investment in joint ventures		(850)	(1,039)	(600)
Investment in associates		(143)	(130)	(131)
Total cash capital expenditure		(16,237)	(16,253)	(16,330)
Proceeds from disposals of fixed assets	4	328	133	709
Proceeds from disposals of businesses, net of cash disposed	4	2,578	1,193	1,841
Proceeds from loan repayments		81	55	67
Net cash used in investing activities		(13,250)	(14,872)	(13,713)
Financing activities
Repurchase of shares		(7,127)	(7,918)	(9,996)
Lease liability payments		(2,833)	(2,560)	(1,961)
Proceeds from long-term financing		10,656	7,568	2,013
Repayments of long-term financing		(2,970)	(3,902)	(11,697)
Net increase (decrease) in short-term debt		(2,966)	(861)	(1,392)
Issue of perpetual hybrid bonds		4,330	175	370
Redemption of perpetual hybrid bonds	32	(1,288)	—	—
Payments relating to perpetual hybrid bonds		(1,053)	(1,008)	(708)
Payments relating to transactions involving non-controlling interests (other)		(21)	(187)	(9)
Receipts relating to transactions involving non-controlling interests (other)		1,353	546	11
Dividends paid
bp shareholders	10	(5,003)	(4,809)	(4,358)
Non-controlling interests		(375)	(403)	(294)
Net cash provided by (used in) financing activities		(7,297)	(13,359)	(28,021)
Currency translation differences relating to cash and cash equivalents		(511)	27	(684)
Increase (decrease) in cash and cash equivalents		6,239	3,835	(1,486)
Cash and cash equivalents at beginning of year		33,030	29,195	30,681
Cash and cash equivalents at end of year[a]		39,269	33,030	29,195
a 2024 includes cash and cash equivalents classified as assets held for sale in the group balance sheet. See Note 2 for further information.

bp Annual Report and Form 20-F 2024	145

Financial statements
Notes on financial statements
1. Material accounting policy information, significant judgements, estimates and assumptions
Authorization of financial statements and statement of compliance with International Financial Reporting Standards
The consolidated financial statements of BP p.l.c and its subsidiaries (collectively referred to as bp or the group) were approved and signed by the chief executive officer and chairman on 6 March 2025 having been duly authorized to do so by the board of directors. BP p.l.c. is a public limited company incorporated and domiciled in England and Wales. The consolidated financial statements have been prepared in accordance with United Kingdom adopted international accounting standards and IFRS Accounting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and as
adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the UK and EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. The material accounting policy information and accounting judgements, estimates and assumptions of the group are set out below.
Basis of preparation
The consolidated financial statements have been prepared on a going concern basis and in accordance with IFRSs and IFRS Interpretations Committee
(IFRIC) interpretations issued and effective for the year ended 31 December 2024. The accounting policies that follow have been consistently applied to all years presented, except where otherwise indicated.
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
The areas requiring the most significant judgement and estimation in the preparation of the consolidated financial statements are: accounting for the investments in Rosneft and Aker BP; exploration and appraisal intangible assets; the recoverability of asset carrying values, including the estimation of reserves; supplier financing arrangements; derivative financial instruments; provisions and contingencies; pensions and other post-employment benefits;
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

Judgements and estimates made in assessing the impact of climate change and the transition to a lower carbon economy
Climate change and the transition to a lower carbon economy were considered in preparing the consolidated financial statements. These may have significant impacts on the currently reported amounts of the group’s assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future. The group’s assumptions for investment appraisal (see page 20) form part of an investment decision-making framework for currently unsanctioned future capital expenditure on property, plant and equipment, and intangibles including exploration and appraisal assets, that is designed to support the effective and resilient implementation of bp’s strategy. The price assumptions used for investment appraisal include oil and gas price assumptions, which are producer prices and are therefore net of any future carbon prices that the purchaser may be required to pay, and an assumption of a single carbon emissions cost imposed on the producer in respect of operational greenhouse gas (GHG) emissions (carbon dioxide and methane) in order to incentivize engineering solutions to mitigate GHG emissions on projects. The group's oil and gas price assumptions for value-in-use impairment testing are aligned with those investment appraisal assumptions. The assumptions for future carbon emissions costs in value-in-use impairment testing differ from the investment appraisal assumptions and are described below.
Management has also not identified any off-balance sheet commodity purchase obligations to be onerous contracts as result of the transition to a lower carbon economy at 31 December 2024.

Impairment of property, plant and equipment and goodwill
The energy transition is likely to impact the future prices of commodities such as oil and natural gas which in turn may affect the recoverable amount of property, plant and equipment and goodwill in the oil and gas industry. Management’s best estimate of oil and natural gas price assumptions for value-in-
use impairment testing were revised during 2024. The revised price assumptions have been rebased in real 2023 terms and are materially consistent with the disclosed prices in real 2022 terms. The near term Brent oil assumption was held constant at $70 per barrel to reflect near-term supply constraints before declining after 2030 to $50 per barrel by 2050 continuing to reflect the assumption that as the energy system decarbonizes, falling oil demand will cause oil prices to decline. The price assumptions for Henry Hub gas up to 2050 were held constant at $4.00 per mmBtu reflecting an assumption that declining domestic demand in the US is offset by higher LNG exports. The revised assumptions for Brent oil and Henry Hub gas sit within the range of external scenarios considered by management and are in line with a range of transition paths consistent with the temperature goal of the Paris climate change agreement, of holding the increase in the global average temperature to well below 2°C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels.

146	bp Annual Report and Form 20-F 2024
1. Material accounting policy information, significant judgements, estimates and assumptions – continued

As noted above, the group’s investment appraisal process includes a carbon emissions price series for the investment economics which is applied to bp's anticipated share of bp's forecast of the investment assets' scope 1 and 2 GHG emissions where they exceed defined thresholds, and is assumed to apply whether or not bp is the asset operator. However, for value-in-use impairment testing on bp's existing cash generating units (CGUs), consistent with all other relevant cash flows estimated, bp is required to reflect management's best estimate of any expected applicable carbon emission costs payable by bp, including where bp is not the operator, in the future for each jurisdiction in which the group has interests. This requires management’s best estimate of how future changes to relevant carbon emission cost policies and/or legislation are likely to affect the future cash flows of the group’s applicable CGUs, whether currently enacted or not. Future potential carbon pricing and/or costs of carbon emissions allowances are included in the value-in-use calculations to the extent management has sufficient information to make such an estimate. Currently this results in limited application of carbon price assumptions in value-in-use impairment tests given that carbon pricing legislation in most impacted jurisdictions where the group has interests is not in place and there is not sufficient information available as to the relevant policy makers' future intentions regarding carbon pricing to support an estimate. A key input into the determination of impairment is the assumption, aligned with bp’s aim to reach net zero greenhouse gas emissions by 2050 or sooner, that the current recognized portfolio of oil and gas properties and refining assets will have an immaterial carrying value by
2050.

Where we consider that the outcome of a value-in-use impairment test could be significantly affected by a carbon price in place in any jurisdiction, this is incorporated into the value-in use impairment testing cash flows. The most significant instances where a carbon price has been incorporated in the 2024 value-in-use impairment tests is for the UK North Sea and the Gelsenkirchen refinery. The assumptions for UK North Sea were £59/tCO2e in 2025 gradually increasing to £231/tCO2e in 2050. The assumption applied for the Gelsenkirchen refinery was an average of approximately $97/tCO2e.
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

Exploration and appraisal intangible assets
The energy transition may affect the future development or viability of exploration prospects. The recoverability of the group's exploration and appraisal intangible assets was considered during 2024. No significant write-offs were identified. These assets will continue to be assessed as the energy transition progresses. See significant judgement: exploration and appraisal intangible assets and Note 8 for further information.

Property, plant and equipment – depreciation and expected useful lives
The energy transition may curtail the expected useful lives of oil and gas industry assets thereby accelerating depreciation charges. However, a significant majority of bp’s existing upstream oil and natural gas properties are likely to have immaterial carrying values within the next 12 years and, as outlined in bp's strategy, oil and natural gas production will remain an important part of bp’s business activities over that period. The significant majority of refining assets, recognized on the group’s balance sheet at 31 December 2024 that are subject to depreciation, will be depreciated within the next 12 years; demand for refined products is expected to remain sufficient to support the remaining useful lives of existing assets. Therefore, management does not expect the useful lives of bp’s reported property, plant and equipment to change and do not consider this to be a significant accounting judgement or estimate. Significant capital expenditure is still required for ongoing projects as well as renewal and/or replacement of aged assets and therefore the useful lives of future capital expenditure may be different. See material accounting policy: property, plant and equipment for more information.

bp Annual Report and Form 20-F 2024	147

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
Decommissioning cost estimates are based on the known regulatory and external environment. These cost estimates may change in the future, including as a result of the transition to a lower carbon economy. For refineries, decommissioning provisions are generally not recognized as the associated obligations have indeterminate settlement dates, typically driven by the cessation of manufacturing. Management does not expect manufacturing to cease at refineries within a determinate period of time, as existing property, plant and equipment is expected to be renewed or replaced. Management will continue to review facts and circumstances, including where cessation of manufacturing decisions have been made,  to assess if decommissioning provisions need to be recognized. Decommissioning provisions relating to refineries at 31 December 2024 are not material. See significant judgements and estimates: provisions for further information.

Judgements and estimates made in assessing the impact of the geopolitical and economic environment
In preparing the consolidated financial statements, the following areas involving judgement and estimates were identified as most relevant with regards to the impact of the current geopolitical and economic environment.

Oil and gas price assumptions
Oil and gas price assumptions applied in value-in-use impairment testing have been updated for inflation and have been rebased in real 2023 terms.  See significant judgements and estimates: recoverability of asset carrying values for further information.

Discount rate assumptions
The discount rates used for impairment testing and provisions were reassessed during the year in light of changing economic and geopolitical outlooks.
The nominal discount rate applied to provisions was increased during the year to reflect higher US Treasury yields. The principal impact of this rate increase was a $0.9 billion decrease in the decommissioning provision with an associated decrease in the carrying amount of property, plant and equipment of $0.7 billion and a pre-tax credit to the income statement of $0.2 billion. The post-tax impairment discount rate applicable to assets other than renewable power assets remained consistent with 2023 as did the risk premium applied to the majority of countries classified as higher-risk. See significant judgements and estimates: recoverability of asset carrying values and provisions for further information.

Pensions and other post-employment benefits
The volatility in the financial markets during 2024 impacted the assumptions used for determining the fair value of plan assets and the present value of defined benefit obligations in the group’s defined benefit pension plans. See significant estimate: pensions and other post-employment benefits and Note
24 for further information.

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
Non-controlling interests represent the equity in subsidiaries that is not attributable, directly or indirectly, to bp shareholders. Included within non-
controlling interests are perpetual subordinated hybrid securities issued by subsidiaries and for which the group has the unconditional right to avoid transferring cash or another financial asset to the holders. Profit or loss attributable to bp shareholders is adjusted to reflect the coupon/interest related to these hybrid securities whether or not such distribution has been deferred.
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

148	bp Annual Report and Form 20-F 2024
1. Material accounting policy information, significant judgements, estimates and assumptions – continued
Interests in joint arrangements
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
bp owned 15.9% of the voting shares at 31 December 2024. bp’s senior vice president North Sea, Doris Reiter, was appointed a member of the Aker BP board during 2024. bp’s other nominated director, group chief financial officer, Kate Thomson, has been a member of the Aker BP board since formation of that company in 2016. She is also a member of the Aker BP board’s Audit and Risk Committee. bp also holds the voting rights at general meetings of shareholders conferred by its stake in Aker BP. bp's management considers, therefore, that the group continues to have significant influence at 31
December 2024.

Significant judgements and estimate: investment in Rosneft
Since the first quarter 2022, bp accounts for its interest in Rosneft and its other businesses with Rosneft within Russia, as financial assets measured at fair value within ‘Other investments’. bp is not able to sell its Rosneft shares on the Moscow Stock Exchange and is unable to ascribe probabilities to possible outcomes of any exit process. It is considered by management that any measure of fair value, other than nil, would be subject to such high measurement uncertainty, considering the sanctions and restrictions implemented by Russia on Russian assets held by foreign investors, that no estimate would provide useful information even if it were accompanied by a description of the estimate made in producing it and an explanation of the uncertainties that affect the estimate. Accordingly, it is not currently possible to estimate any carrying value other than zero when determining the measurement of the interest in Rosneft and the other businesses with Rosneft within Russia as at 31 December 2024. Events or outcomes within the next financial year, that are different to those outlined above, could materially change the fair value of the investment.
Russia has imposed restrictions on the payments of dividends to certain foreign shareholders, including those based in the UK, requiring such dividends to be paid in roubles into restricted bank accounts and a requirement for approval of the Russian government for transfers from any such bank accounts out of Russia. Given the restrictions applicable to such accounts, management has made the significant judgement that the criteria for recognizing any dividend income from Rosneft and its other businesses with Rosneft within Russia, for the years to 31 December 2022, 31 December 2023 and 31
December 2024 have not been met.

The equity method of accounting
Under the equity method, an investment is carried on the balance sheet at cost plus post-acquisition changes in the group’s share of net assets of the entity, less distributions received and less any impairment in value of the investment. Loans advanced to equity-accounted entities that have the characteristics of equity financing are also included in the investment on the group balance sheet. The group income statement reflects the group’s share of the results after tax of the equity-accounted entity, adjusted to account for depreciation, amortization and any impairment of the equity-accounted entity’s assets based on their fair values at the date of acquisition. The group statement of comprehensive income includes the group’s share of the equity-
accounted entity’s other comprehensive income. The group’s share of amounts recognized directly in equity by an equity-accounted entity is recognized in the group’s statement of changes in equity.
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

bp Annual Report and Form 20-F 2024	149

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

150	bp Annual Report and Form 20-F 2024
1. Material accounting policy information, significant judgements, estimates and assumptions – continued
Costs directly associated with appraisal activity undertaken to determine the size, characteristics and commercial potential of a reservoir following the initial discovery of hydrocarbons, including the costs of appraisal wells where hydrocarbons were not found, are initially capitalized as an intangible asset.
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
The estimation of oil and natural gas reserves and bp’s process to manage reserves bookings is described in Supplementary information on oil and natural gas on page 223, which is unaudited. Details on bp’s proved reserves and production compliance and governance processes are provided on page 322.
The 2024 movements in proved reserves are reflected in the tables showing movements in oil and natural gas reserves by region in Supplementary information on oil and natural gas (unaudited) on page 223.
Other property, plant and equipment is depreciated on a straight-line basis over its expected useful life. The typical useful lives of the group’s other property, plant and equipment on initial recognition are as follows:

Land improvements	15 to 25 years
Buildings	20 to 50 years
Refineries	20 to 30 years
Pipelines	10 to 50 years
Service stations	15 years
Office equipment	3 to 10 years
Fixtures and fittings	5 to 15 years

bp Annual Report and Form 20-F 2024	151

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

Significant judgements and estimates: recoverability of asset carrying values
Determination as to whether, and by how much, an asset, CGU, or group of CGUs containing goodwill is impaired involves management estimates on highly uncertain matters such as the effects of inflation and deflation on operating expenses, discount rates, capital expenditure, carbon pricing (where applicable), production profiles, reserves and resources, and future commodity prices, including the outlook for global or regional market supply-and-
demand conditions for crude oil, natural gas, power and refined products. Judgement is required when determining the appropriate grouping of assets into a CGU or the appropriate grouping of CGUs for impairment testing purposes. For example, individual oil and gas properties may form separate CGUs whilst certain oil and gas properties with shared infrastructure may be grouped together to form a single CGU. Alternative groupings of assets or CGUs may result in a different outcome from impairment testing. See Note 14 for details on how these groupings have been determined in relation to the impairment testing of goodwill.
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
The estimates for assumptions made in impairment tests in 2024 relating to discount rates and oil and gas properties are discussed below. Changes in the economic environment including as a result of the energy transition or other facts and circumstances may necessitate revisions to these assumptions and could result in a material change to the carrying values of the group's assets within the next financial year.

152	bp Annual Report and Form 20-F 2024
1. Material accounting policy information, significant judgements, estimates and assumptions – continued

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
The discount rates applied in impairment tests are reassessed each year and, in 2024, the post-tax discount rate was 8% (2023 8%) other than for renewable power assets. Where the CGU is located in a country that was judged to be higher risk, an additional premium of 1% to 3% was reflected in the post-tax discount rate (2023 1% to 4%). The judgement of classifying a country as higher risk and the applicable premium takes into account various economic and geopolitical factors. The pre-tax discount rate, other than for renewable power assets, typically ranged from 9% to 20% (2023 9% to 20%)
depending on the risk premium and applicable tax rate in the geographic location of the CGU. For renewable power assets, which were tested primarily on a fair-value basis in 2024 (including those in equity accounted entities) tests were performed using a post-tax cost of equity-based discount rate range of 8.75% to 9.5%. In 2023, tests were performed on a value-in-use basis using a post-tax WACC-based discount rate of 6.5%.

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
In 2024, the group identified oil and gas properties in these segments with carrying amounts totalling $17,853 million (2023 $18,374 million) where the headroom, based on the most recent impairment test performed in the year on those assets, was less than or equal to 20% of the carrying value. A change in the discount rate, reserves, resources or the oil and gas price assumptions in the next financial year may result in a recoverable amount of one or more of these assets above or below the current carrying amount and therefore there is a risk of impairment reversals or charges in that period.
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

Oil and natural gas prices
The price assumptions used for value-in-use impairment testing are based on those used for investment appraisal. bp’s carbon emissions cost assumptions and their interrelationship with oil and gas prices are described in 'Judgements and estimates made in assessing the impact of climate change and the transition to a lower carbon economy' on page 145. The investment appraisal price assumptions are recommended by the senior vice president economic & energy insights after considering a range of external price sets, and supply and demand profiles associated with various energy transition scenarios. They are reviewed and approved by management. As a result of the current uncertainty over the pace of transition to lower-carbon supply and demand and the social, political and environmental actions that will be taken to meet the goals of the Paris climate change agreement, the scenarios considered include those where those goals are met as well as those where they are not met.
During the year, bp's price assumptions applied in value-in-use impairment testing were revised. The revised price assumptions have been rebased in real
2023 terms and are materially consistent with the disclosed prices in real 2022 terms. The near term Brent oil assumption was held constant at $70 per barrel to reflect near term supply constraints before declining after 2030 to $50 per barrel by 2050 continuing to reflect the assumption that as the energy system decarbonizes, falling oil demand will cause oil prices to decline. The price assumptions for Henry Hub gas up to 2050 were held constant at $4.00 per mmBtu reflecting an assumption that declining domestic demand in the US is offset by higher LNG exports. These price assumptions are derived from the central case investment appraisal assumptions (see page 20). A summary of the group’s revised price assumptions for Brent oil and Henry Hub gas, applied in 2024 and 2023, in real 2023 terms, is provided below. The assumptions represent management’s best estimate of future prices at the balance sheet date, which sit within the range of external scenarios considered as appropriate for the purpose. They are considered by bp to be in line with a range of transition paths consistent with the temperature goal of the Paris climate change agreement, of holding the increase in the global average temperature to well below 2°C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels.
However, they do not correspond to any specific Paris-consistent scenario. Inflation rate of 2% - 2.5% (2023 2%) is applied to determine the price assumptions in nominal terms.

The majority of bp’s reserves and resources that support the carrying value of the group’s existing oil and gas properties are expected to be produced over the next 12 years.
The recoverability of deferred tax assets is also affected by the group’s oil and natural gas price assumptions as these could impact the estimate of future taxable profits. See Note 9 for further information.

2024 price assumptions	2025	2030	2040	2050
Brent oil ($/bbl)	70	70	63	50
Henry Hub gas ($/mmBtu)	4.00	4.00	4.00	4.00

2023 price assumptions	2024	2025	2030	2040	2050
Brent oil ($/bbl)	71	71	71	59	46
Henry Hub gas ($/mmBtu)	4.06	4.05	4.05	4.05	4.05

bp Annual Report and Form 20-F 2024	153

Financial statements
1. Material accounting policy information, significant judgements, estimates and assumptions – continued

Global oil production increased by 1.4% in 2024 with this growth predominantly coming from non-OPEC countries as OPEC+ continued its output reductions. Global oil demand growth slowed, increasing by 0.9% in 2024 as we leave the post-Covid recovery period and Chinese demand fell short of forecasts. Brent dropped by nearly $2 per barrel in 2024 in response to lacklustre demand growth and increasing supply. While geopolitical risk (e.g., tariffs, sanctions) may support prices in the short-term, bp's long-term assumption for oil prices is lower than the 2024 average as oil demand is likely to fall such that the price levels needed to encourage sufficient investment to meet global oil demand will also be lower.
US Henry Hub spot prices averaged $2.2/mmBtu in 2024 from $2.5/mmBtu in 2023. Prices fell further in order to reduce output and stimulate demand in the power sector. Milder than normal winter weather during winter 2023/2024 left US gas storage levels over 20% above historic average levels at the end of winter 2023/2024, causing prices to fall below $2/mmBtu. Meanwhile, after growing by 4 Bcf/d in 2023, low prices caused natural gas production to fall by 0.4 Bcf/d in 2024, helping to bring the market back into balance. The level of US gas prices in 2024 was below bp’s long term price assumption based on the judgment of the price level required to incentivize new production.

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
A change in net revenue from upstream oil and gas properties can arise either due to changes in oil and natural gas prices, carbon emissions costs/
carbon prices, changes in oil and natural gas production, or a combination of these.
Management tested the impact of changes in net revenue cash flows in value-in-use impairment testing under the following sensitivity analyses: an increase in net revenues of 8% in all years up to 2040, and 25% in all remaining years to 2050; and a decrease in net revenues of 20% in all years up to
2030, 35% in all subsequent years to 2040 and 50% in all remaining years to 2050.
Net revenue reductions of this magnitude in isolation could indicatively lead to a reduction in the carrying amount of bp’s currently held upstream oil and gas properties in the range of $19-20 billion which is approximately 30% of the associated net book value of property, plant and equipment as at 31
December 2024. If this net revenue reduction was due to reductions in prices in isolation, it reflects an indicative decrease in the carrying amount of using price assumptions for Brent oil trending broadly towards the bottom of the range of prices associated with the World Business Council for Sustainable
Development (WBCSD) 'family' of scenarios considered to be consistent with limiting global average temperature to 1.5°C above pre-industrial levels.
This ‘family’ of scenarios is also used in bp's TCFD scenario analysis (see page 42).
Net revenue increases of this magnitude in isolation could indicatively lead to an increase in the carrying amount of bp’s currently held upstream oil and gas properties in the range of $1-2 billion  which is approximately 2-3% of the associated net book value of property, plant and equipment as at 31
December 2024. This potential increase in the carrying amount would arise due to reversals of previously recognized impairments and represents approximately one fifth of the total impairment reversal capacity available at 31 December 2024. If this net revenue increase was due to increases in prices in isolation, it reflects an indicative increase in the carrying amount of using price assumptions for Brent oil trending broadly towards the top end until 2040, and then towards the mean average at 2050, of the range of prices associated with the WBCSD 'family' of scenarios considered to be consistent with limiting global average temperature to 1.5°C above pre-industrial levels. This ‘family’ of scenarios is also used in bp's TCFD scenario analysis.

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
Management also tested the impact of a one percentage point change in the discount rate used for value-in-use impairment testing of upstream oil and gas properties. This level of change reflects past experience of a reasonable change in rate that could arise within the next financial year. If the discount rate was one percentage point higher across all tests performed, the net impairment loss recognized in 2024 would have been approximately $0.2 billion higher. If the discount rate was one percentage point lower, the net impairment loss recognized would have been approximately $0.5 billion lower.

154	bp Annual Report and Form 20-F 2024
1. Material accounting policy information, significant judgements, estimates and assumptions – continued

Management considers refining margins to be the key source of estimation uncertainty in determining the recoverable amount of refinery assets. The sensitivity analysis below, in addition to covering the key sources of estimation uncertainty, also indicates how the energy transition and/or reduced demand for refined products may further impact forecast cash inflows to a greater extent than currently anticipated in the group’s value-in-use estimates for refinery CGUs.
Management tested the impact of a $1/barrel decrease in each refinery’s future margin assumption in all years of the value-in-use estimate. A reduction of this magnitude in isolation could indicatively lead to a reduction in the carrying amount of bp’s currently held refining property, plant and equipment in the range of $1-2 billion.
This sensitivity analysis does not, however, represent management’s best estimate of any impairment charges that might be recognized as it does not fully incorporate consequential changes that may arise, such as changes in costs and business plans and crude or product slates. The above sensitivity analysis therefore does not reflect a linear relationship between margins and value that can be extrapolated. The interdependency of these inputs and factors plus the varying configurations of the group's refineries limits the practicability of estimating the probability or extent to which the overall recoverable amount is impacted by changes to the margin assumptions.

Goodwill
Irrespective of whether there is any indication of impairment, bp is required to test annually for impairment of goodwill acquired in business combinations. The group carries goodwill of $14.9 billion on its balance sheet (2023 $12.5 billion), principally relating to the Atlantic Richfield, Burmah
Castrol, Devon Energy, Reliance and Lightsource bp transactions. Of this, $7.2 billion relates to goodwill in the oil production & operations segment and to hydrocarbon CGUs within the gas & low carbon energy segment (2023 $7.0 billion), for which oil and gas price and production assumptions are key sources of estimation uncertainty. Sensitivities and additional information relating to impairment testing of goodwill in these segments are provided in
Note 14.

Inventories
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

bp Annual Report and Form 20-F 2024	155

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
Investments in equity instruments
Investments in equity instruments are subsequently measured at fair value through profit or loss unless an election is made on an instrument-by-
instrument basis to recognize fair value gains and losses in other comprehensive income.
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
are recognized at the proceeds received, net of directly attributable issue costs.

156	bp Annual Report and Form 20-F 2024
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

Significant judgement: supplier financing arrangements
The group’s trade payables include some supplier financing arrangements that utilize letter of credit facilities, promissory notes and reverse factoring.
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

bp Annual Report and Form 20-F 2024	157

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

Significant estimate and judgement: derivative financial instruments
In some cases the fair values of derivatives are estimated using internal models due to the absence of quoted prices or other observable, market-
corroborated data. This primarily applies to the group’s longer-term derivative contracts. The majority of these contracts are valued using models with inputs that include price curves for each of the different products that are built up from available active market pricing data (including volatility and correlation) and modelled using the maximum available external information. Additionally, where limited data exists for certain products, prices are determined using historical and long-term pricing relationships. The use of alternative assumptions or valuation methodologies may result in significantly different values for these derivatives. A reasonably possible change in the price assumptions used in the models relating to index price would not have a material impact on net assets and the Group income statement primarily as a result of offsetting movements between derivative assets and liabilities.
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
If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. Where discounting is used, the increase in the provision due to the passage of time is recognized within finance costs. Provisions are discounted using a nominal discount rate of 4.5% (2023 4%).
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

158	bp Annual Report and Form 20-F 2024
1. Material accounting policy information, significant judgements, estimates and assumptions – continued
Decommissioning
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
but where the specific outcomes remain uncertain. Where formal redundancy offers have been made, the obligations for those amounts are reported as payables and, if not, as provisions if unpaid at the year-end.

bp Annual Report and Form 20-F 2024	159

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
If oil and natural gas production facilities and pipelines are sold to third parties, judgement is required to assess whether the new owner will be unable to meet their decommissioning obligations, whether bp would then be responsible for decommissioning, and if so the extent of that responsibility. This typically requires assessment of the local legal requirements and the financial standing of the owner. If the standing deteriorates significantly, for example, bankruptcy of the owner, a provision may be required. The group has $0.7 billion of decommissioning provisions recognized as at 31 December
2024 (2023 $0.6 billion) for assets previously sold to third parties where the sale transferred the decommissioning obligation to the new owner. See Note
33 for further information.
Decommissioning provisions associated with refineries are generally not recognized, as the potential obligations cannot be measured, given their indeterminate settlement dates. Obligations may arise if refineries cease manufacturing operations and any such obligations would be recognized in the period when sufficient information becomes available to determine potential settlement dates. See Note 33 for further information.
The group performs periodic reviews of its refineries for any changes in facts and circumstances including those relating to the energy transition, that might require the recognition of a decommissioning provision. Portfolio strength and flexibility are such that the point of cessation of manufacturing at the group’s operating refineries is not yet expected within a determinate time period, as existing property plant and equipment is expected to be renewed or replaced.
The provision for environmental liabilities is estimated based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from current estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean-up technology.
The timing and amount of future expenditures relating to decommissioning and environmental liabilities are reviewed annually. The interest rate used in discounting the cash flows is reviewed quarterly. The nominal interest rate used to determine the balance sheet obligations at the end of 2024 was 4.5%
(2023 4%), which was based on long-dated US government bonds interpolated to reflect the expected weighted average time to decommissioning. The weighted average period over which decommissioning and environmental costs are generally expected to be incurred is estimated to be approximately
17 years (2023 17 years) and 7 years (2023 6 years) respectively. Costs at future prices are typically determined by applying an inflation rate of 1.5%
(2023 1.5%) to decommissioning costs and 2% (2023 2%) for all other provisions. A lower rate is typically applied to decommissioning as certain costs are expected to remain fixed at current or past prices.
The estimated phasing of undiscounted cash flows in real terms for upstream decommissioning is approximately $5.5 billion (2023 $5.5 billion) within the next 10 years, $6.2 billion (2023 $5.8 billion) in 10 to 20 years and the remainder of approximately $6.7 billion (2023 $6.6 billion) after 20 years. The timing and amount of decommissioning cash flows are inherently uncertain and therefore the phasing is management’s current best estimate but may not be what will ultimately occur.
Further information about the group’s provisions is provided in Note 23. Changes in assumptions in relation to the group's provisions could result in a material change in their carrying amounts within the next financial year. A 1.0 percentage point increase in the nominal discount rate applied could decrease the group’s provision balances by approximately $1.5 billion (2023 $1.6 billion). The pre-tax impact on the group income statement would be a credit of approximately $0.4 billion (2023 $0.4 billion). This level of change reflects past experience of a reasonable change in rate that could arise within the next financial year.
The discounting impact on the group's decommissioning provisions for oil and gas properties in the oil productions & operations and gas & low carbon energy segments of a two-year change in the timing of expected future decommissioning expenditures is approximately $0.3 billion (2023 $0.6 billion).
Management currently does not consider a change of greater than two years to be reasonably possible in the next financial year and therefore the timing of upstream decommissioning expenditure is not a key source of estimation uncertainty.
If all expected future decommissioning expenditures were 10% higher, then these decommissioning provisions would increase by approximately $1.2 billion (2023 $1.1 billion) and a pre-tax charge of approximately $0.4 billion (2023 $0.2 billion) would be recognized. A one percentage point increase in the inflation rate applied to upstream decommissioning costs to determine the nominal cash flows could increase the decommissioning provision by approximately $1.7 billion (2023 $1.9 billion) with a pre-tax charge of approximately $0.5 billion (2023 $0.5 billion).
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

Employee benefits
Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the group. Deferred bonus arrangements that have a vesting date more than 12 months after the balance sheet date are valued on an actuarial basis using the projected unit credit method and amortized on a straight-line basis over the service period until the award vests. The material accounting policy information for pensions and other post-employment benefits are described below.

160	bp Annual Report and Form 20-F 2024
1. Material accounting policy information, significant judgements, estimates and assumptions – continued
Pensions and other post-employment benefits
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
Net interest expense relating to pensions and other post-employment benefits, which is recognized in the income statement, represents the net change in present value of plan obligations and the value of plan assets resulting from the passage of time, and is determined by applying the discount rate to the present value of the benefit obligation at the start of the year, and to the fair value of plan assets at the start of the year, taking into account expected changes in the obligation or plan assets during the year.
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

Significant estimate: pensions and other post-employment benefits
Accounting for defined benefit pensions and other post-employment benefits involves making significant estimates when measuring the group's pension plan surpluses and deficits. These estimates require assumptions to be made about many uncertainties.
Pensions and other post-employment benefit assumptions are reviewed by management at the end of each year. These assumptions are used to determine the projected benefit obligation at the year end and hence the surpluses and deficits recorded on the group's balance sheet and pension and other post-employment benefit expense for the following year.
The assumptions that are the most significant to the amounts reported are the discount rate, inflation rate and mortality levels. Assumptions about these variables are based on the environment in each country. The assumptions used vary from year to year, with resultant effects on future net income and net assets. Changes to some of these assumptions, in particular the discount rate and inflation rate, could result in material changes to the carrying amounts of the group's pension and other post-employment benefit obligations within the next financial year. Any differences between these assumptions and the actual outcome will also affect future net income and net assets.
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

bp Annual Report and Form 20-F 2024	161

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
In July 2023, the UK government enacted legislation to implement the Pillar Two Model rules. The legislation is effective for bp from 1 January 2024 and includes an income inclusion rule and a domestic minimum tax, which together are designed to ensure a minimum effective tax rate of 15% in each country in which the group operates. Similar legislation is being enacted by other governments around the world. In line with the amendments to IAS 12, the exception from recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied.
In October 2024, the UK government announced changes (effective from 1 November 2024) to the Energy Profits Levy including a 3% increase in the rate taking the headline rate of tax on North Sea profits to 78%, an extension to the period of application of the Levy to 31 March 2030 and the removal of the
Levy’s main investment allowance. The changes to the rate and to the investment allowance were substantively enacted in 2024 and have been applied in accounting for current tax and deferred tax in the year, resulting in an additional non-cash deferred tax charge of approximately $0.1 billion. The extension of the Levy to 31 March 2030 was substantively enacted after 31 December 2024 and will result in a non-cash deferred tax charge of around $0.5 billion in the year ended 31 December 2025.

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
Own equity instruments – treasury shares
The group’s holdings in its own equity instruments are shown as deductions from shareholders’ equity. Treasury shares represent bp shares repurchased and available for specific and limited purposes. For accounting purposes, shares held in Employee Share Ownership Plans (ESOPs) to meet the future requirements of the employee share-based payment plans are treated in the same manner as treasury shares and are, therefore, included in the consolidated financial statements as treasury shares. The cost of treasury shares subsequently sold or reissued is calculated on a weighted-average basis. Consideration, if any, received for the sale of such shares is also recognized in equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of equity shares. Shares repurchased under the share buy-back programme which are immediately cancelled are not shown as treasury shares. Instead, the nominal amount is transferred to the capital redemption reserve and any difference to the purchase price is shown as a deduction from the profit and loss account reserve in the group statement of changes in equity.

162	bp Annual Report and Form 20-F 2024
1. Material accounting policy information, significant judgements, estimates and assumptions – continued
Revenue and other income
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
Sales and other transactions through which the group loses control of solar projects developed under Lightsource bp’s develop-to-sell business model are accounted for as revenues from contracts with customers.
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
Updates to material accounting policy information
Impact of new International Financial Reporting Standards
Amendments to IAS 7 ' Statement of Cash Flows' and IFRS 7 'Financial Instruments: disclosures' relating to supplier finance have been adopted for the consolidated financial statements for 2024, the additional required disclosures are provided in the Liquidity risk section of Note 29.
There are no new or other amended standards or interpretations adopted from 1 January 2024 onwards, that have a significant impact on the consolidated financial statements for 2024.
Not yet adopted
Amendments to IFRS 9 ' Financial Instruments' relating to the settlement of liabilities through electronic payment systems are effective for annual periods beginning on or after 1 January 2026 subject to endorsement by the UK Endorsement Board. The potential impact on cash and banking operations and amounts reported in cash and cash equivalents on adoption of the amendments is currently being assessed.
IFRS 18 ‘Presentation and Disclosure in Financial Statements’ will supersede IAS 1 ‘Presentation of Financial Statements’ and is effective for annual periods beginning on or after 1 January 2027 subject to endorsement by the UK Endorsement Board. IFRS 18 (and consequential amendments made to
IAS 7 ‘Statement of Cash Flows’, IAS 8 ‘Accounting Policies: Changes in Accounting Estimates and Errors’, IAS 33 ‘Earnings per share’ and IFRS 7  ‘Financial
Instruments: Disclosures’) introduces several new requirements that are expected to impact the presentation and disclosure of the Group’s consolidated financial statements. These new requirements include:
•Requirements to classify all income and expenses included in the statement of profit or loss into one of five categories and to present two new mandatory subtotals.
•Requirement to use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities in the statement of cash flows.
•Specific classification requirements for interest paid/received and dividends received in the statement of cash flows such that interest and dividend receipts are included as investing cash flows and interest paid as financing cash flows.
•Required disclosures about certain non-GAAP measures (‘management defined performance measures’) in a single note to the financial statements
•Enhanced guidance on the aggregation of information across all the primary financial statements and the notes.
The group’s evaluation of the effect of adopting IFRS 18 is ongoing but it is currently anticipated that IFRS 18 will have a significant impact on the presentation of the Group’s financial statements and related disclosures.

bp Annual Report and Form 20-F 2024	163

Financial statements
2. Non-current assets held for sale
The carrying amount of assets classified as held for sale at 31 December 2024 is $4,081 million (2023 $151 million), with associated liabilities of
$1,105 million (2023 $62 million).
gas & low carbon energy
On 16 September 2024, bp announced that it plans to sell its US onshore wind energy business, bp Wind Energy. bp Wind Energy has interests in ten operating onshore wind energy assets across seven US states. As a result of progression of the disposal process during the fourth quarter of 2024, completion of a disposal in 2025 is now considered to be highly probable. The carrying amount of assets classified as held for sale at 31 December 2024 is $569 million, with associated liabilities of $41 million.
On 24 October, bp completed the acquisition of the remaining 50.03% of Lightsource bp. The acquisition included certain assets for which sales processes were in progress at the acquisition date. Completion of the sale of these assets within one year of the acquisition date is considered to be highly probable.
The carrying amount of assets classified as held for sale at 31 December 2024 is $1,702 million, with associated liabilities of $1,050 million.
On 9 December 2024, bp and JERA Co., Inc. agreed to combine their offshore wind businesses to form a new standalone, equally-owned joint venture –
JERA Nex bp. The parties have agreed to work to complete formation of JERA Nex bp, subject to regulatory and other approvals, by end of the third quarter of 2025. bp will contribute its development projects in the UK, Japan, Germany and US into the new joint venture. The related assets and liabilities of those projects have, therefore, been classified as held for sale. The carrying amount of assets classified as held for sale at 31 December 2024 is $1,793 million, with associated liabilities of $14 million.
Transactions that have been classified as held for sale during 2024, but were completed by 31 December 2024, are described below.
gas & low carbon energy
On 14 February 2024, bp and ADNOC announced that they had agreed to form a new joint venture (JV) in Egypt. On 16 December bp and XRG (ADNOC’s international energy investment company) announced they had completed formation of Arcius Energy (51% bp, 49% XRG, ADNOC's international energy investment company). As part of the agreement, bp contributed its interests in three development concessions, as well as exploration agreements, in
Egypt to the new JV. XRG made a proportionate cash contribution.
oil production & operations
On 4 October 2024, bp completed the sale of receivables relating to a prior divestment receiving proceeds of $890 million.
customers & products
At 31 December 2023 assets of $151 million and associated liabilities of $62 million were classified as held for sale relating to the sale of bp's Türkiye ground fuels business to Petrol Ofisi. This included the group's interest in three joint venture terminals in Türkiye. The sale completed on 31 October 2024 and resulted in a loss on disposal of $1,132 million including recycling of cumulative foreign exchange losses from reserves of $942 million.
The total assets and liabilities held for sale at 31 December 2024 and 2023, which are in the gas & low carbon energy and customers & products segments, are set out in the table below.

		$ million
	2024	2023
Property, plant and equipment	1,981	49
Intangible assets	333	3
Investments in joint ventures	1,182	—
Loans	—	1
Cash	65	—
Trade and other receivables	520	98
Assets classified as held for sale	4,081	151
Trade and other payables	(264)	(1)
Lease liabilities	(58)	(40)
Finance debt	(720)	—
Provisions	(63)	(10)
Defined benefit pension plan and other post-employment benefit plan deficits	—	(11)
Liabilities directly associated with assets classified as held for sale	(1,105)	(62)

164	bp Annual Report and Form 20-F 2024
3. Business combinations and other significant transactions
Business combinations
2024
The group undertook a number of business combinations during 2024. Total consideration was $2,119 million and the amount paid in cash in 2024 amounted to $978 million offset by cash acquired of $1,031 million.
These business combinations principally relate to the step acquisitions of bp Bunge Bioenergia and Lightsource bp. Total consideration for these two acquisitions was $1,328 million and the amount paid in cash in 2024 was $227 million, offset by cash acquired of $589 million. The provisional fair value of the net assets (including goodwill) recognized from these business combinations for 2024 was $2,848 million.
The gain recognized in ‘Interest and other income’ in 2024 as a result of remeasuring the previously held interests in bp Bunge Bioenergia and Lightsource bp, to fair value, was $427 million.
Immediately prior to the Lightsource bp business combination, certain assets in the US were transferred from Lightsource bp into a new joint venture which remains jointly controlled by bp and certain founder shareholders of Lightsource bp, and is accordingly equity accounted for by bp. The investment in the new joint venture was measured at bp's share of the joint venture's net assets and, as a result, income of $498 million has been recognized in
‘Interest and other income’ in 2024.
Business combinations
2023
The group undertook a number of business combinations during 2023. Total consideration paid in cash amounted to $1,282 million, offset by cash acquired of $484 million.
The fair value of the net assets (including goodwill) recognized from business combinations in the full year, inclusive of measurement period adjustments for business combinations in previous periods, was $1,228 million. This principally related to the acquisition of TravelCenters of America.
4. Disposals and impairment
The following amounts were recognized in the income statement in respect of disposals and impairments.

			$ million
	2024	2023	2022
Gains on sale of businesses and fixed assets
gas & low carbon energy	297	19	45
oil production & operations	144	297	3,446
customers & products	190	44	374
other businesses & corporate	47	9	1
	678	369	3,866

			$ million
	2024	2023	2022
Losses on sale of businesses and fixed assets, and closures
gas & low carbon energy	303	9	—
oil production & operations	19	5	921
customers & products	1,457	143	177
other businesses & corporate	27	(1)	11,083
	1,806	156	12,181
Impairment losses
gas & low carbon energy	2,793	2,213	745
oil production & operations	1,155	1,840	4,480
customers & products	1,661	1,614	1,874
other businesses & corporate	24	80	13,536
	5,633	5,747	20,635
Impairment reversals
gas & low carbon energy	(44)	(1)	(1,333)
oil production & operations	(384)	(26)	(893)
customers & products	(1)	—	(68)
other businesses & corporate	(15)	(19)	—
	(444)	(46)	(2,294)
Impairment and losses on sale of businesses and fixed assets, and closures	6,995	5,857	30,522

bp Annual Report and Form 20-F 2024	165

Financial statements
4. Disposals and impairment – continued
Disposals
Disposal proceeds and principal gains and losses on disposals by segment are described below.

			$ million
	2024	2023	2022
Proceeds from disposals of fixed assets	328	133	709
Proceeds from disposals of businesses, net of cash disposed	2,578	1,193	1,841
	2,906	1,326	2,550
By business
gas & low carbon energy	840	536	22
oil production & operations	1,699	333	1,935
customers & products	291	436	592
other businesses & corporate	76	21	1
	2,906	1,326	2,550
Proceeds from disposals of businesses in 2024 includes $594 million relating to the formation of a new joint venture, Arcius Energy, in Egypt, as well as
$1,331 million relating to Alaska and $252 million relating to Canada, both prior period disposals. At 31 December 2024, deferred consideration relating to disposals amounted to $112 million receivable within one year (2023 $141 million and 2022 $191 million) and $244 million receivable after one year (2023
$217 million and 2022 $194 million). The amounts of deferred consideration are reported within Trade and other receivables in Other receivables in the group balance sheet. In addition, contingent consideration receivable relating to disposals amounted to $190 million at 31 December 2024 (2023 $1,694 million and 2022 $1,896 million). The contingent consideration at 31 December 2024 primarily relates to the prior period disposal of certain assets in the
North Sea. These amounts of contingent consideration are reported within Other investments on the group balance sheet - see Note 18 for further information.
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
2022 losses included $479 million of accumulated exchange losses previously charged to equity and taken to the income statement as a result of the decision to exit bp's other businesses with Rosneft within Russia.
customers & products
In 2024 losses principally related to a loss of $1,132 million arising from the divestment of our Türkiye ground fuels business.
In 2022 gains principally related to a gain of $268 million arising from the divestment of our Swiss retail assets.
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
The principal transactions categorized as a business disposal in 2024 were the divestment of our Türkiye ground fuels business, the new joint venture transaction with ADNOC in Egypt and a transaction relating to the prior period disposal in Alaska.
The principal transactions categorized as a business disposal in 2023 were the sale of the upstream business in Algeria to Eni and the disposal of the bp-
Husky Toledo refinery to Cenovus Energy.
The principal transactions categorized as a business disposal in 2022 were the formation of Azule Energy, the formation of Basra Energy Company and the sale of our 50% interest in the Sunrise oil sands project in Canada.

166	bp Annual Report and Form 20-F 2024
4. Disposals and impairment – continued

			$ million
	2024	2023	2022

Non-current assets	1,775	1,145	3,681
Current assets	1,985	557	2,972
Non-current liabilities	(548)	(60)	(1,869)
Current liabilities	(424)	(454)	(1,074)
Total carrying amount of net assets disposed	2,788	1,188	3,710
Recycling of foreign exchange on disposal	943	—	(26)
Costs on disposal	123	57	488
	3,854	1,245	4,172
Gains (losses) on sale of businesses	(888)	158	6,219
Total consideration	2,966	1,403	10,391
Non-cash consideration	(1,003)	(51)	(8,999)
Consideration received (receivable)	615	(159)	449
Proceeds from the sale of businesses, net of cash disposed[a]	2,578	1,193	1,841
aProceeds are stated net of cash and cash equivalents disposed of $500 million (2023 $33 million and 2022 $318 million).
Impairments
Impairment losses and impairment reversals in each segment are described below. For information on significant estimates and judgements made in relation to impairments see Impairment of property, plant and equipment, intangibles, goodwill and equity-accounted entities within Note 1. See also Note
12, and Note 15 for further information on impairments by asset category.
gas & low carbon energy
The 2024 impairment loss of $2,793 million includes amounts in Mauritania & Senegal ($1,495 million), which principally arose as a result of increased forecast future expenditure, and a number of other individually immaterial impairments across the segment principally as a result of portfolio management. The recoverable amounts of these cash generating units (CGUs) were based on value in use or fair value less costs of disposal calculations, as appropriate. The recoverable amount of all CGUs for which impairment charges were recognized in 2024 is $3,423 million.
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
The 2024 impairment loss of $1,155 million primarily arose as a result of changes to reserves and tax assumptions in the North Sea ($1,035 million). The recoverable amount of all CGUs for which impairment charges or reversals were recognized in 2024 in total, based on their value in use, is $8,705 million.
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
customers & products
The 2024 impairment loss of $1,661 million primarily arises from the ongoing review of the Gelsenkirchen refinery in Germany ($807 million) and a number of other individually immaterial impairments across the segment, principally as a result of changes to economic assumptions. The recoverable amount of the CGUs were based on value-in-use calculations. The recoverable amount of all CGUs for which impairment charges or reversals were recognized in
2024 in total, based on their value-in-use, is $1,659 million.
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
is $1,648 million.

bp Annual Report and Form 20-F 2024	167

Financial statements
4. Disposals and impairment – continued
other businesses and corporate
The 2022 impairment loss of $13,536 million arises primarily a result of bp's decision to exit its shareholding in Rosneft ($13,479 million, including
$528 million which relates to estimated earnings in the first two months of the year prior to the loss of significant influence). The recoverable amount of the CGU which comprises Rosneft is estimated to be $nil.
5. Segmental analysis
The group’s organizational structure reflects the various activities in which bp is engaged as well as how performance and resource allocation is evaluated by the chief operating decision maker. At 31 December 2024, bp has three reportable segments: Gas & low carbon energy, Oil production & operations, and
Customers & products. Each are managed separately, with decisions taken for the segment as a whole, and represent a single operating segment that does not result from aggregating two or more segments.
Gas & low carbon energy comprises regions with upstream businesses that predominantly produce natural gas, gas marketing and trading activities and the group's solar, wind and hydrogen businesses.
Oil production & operations comprises regions with upstream activities that predominantly produce crude oil.
Customers & products comprises the group’s customer-focused businesses, which includes convenience and retail fuels, EV charging, as well as Castrol, aviation and B2B and midstream. It also includes our products businesses, refining & oil trading, as well as our bioenergya businesses.
Other businesses and corporate also comprises the group’s shipping and treasury functions, and corporate activities worldwide.
The accounting policies of the operating segments are the same as the group’s accounting policies described in Note 1. However, IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For bp, this measure of profit or loss is replacement cost profit or loss before interest and tax which reflects the replacement cost of supplies by excluding from profit or loss before interest and tax inventory holding gains and lossesb.
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
All surpluses and deficits recognized on the group balance sheet in respect of pension and other post-employment benefit plans are allocated to Other businesses and corporate. However, the periodic expense relating to these plans is allocated to the operating segments based upon the business in which the employees work.
Certain financial information is provided separately for the US as this is an individually material country for bp, and for the UK as this is bp’s country of domicile.
aIn February 2025 bp announced its intention to move its biogas business to the gas & low carbon energy segment.
bInventory holding gains and losses represent:
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
trading position and certain other temporary inventory positions that are price risk-managed.

168	bp Annual Report and Form 20-F 2024
5. Segmental analysis – continued

						$ million
						2024
By business	gas & low carbon energy	oil production & operations	customers & products	other businesses & corporate	Consolidation adjustment and eliminations	Total group
Segment revenues
Sales and other operating revenues	32,628	25,637	155,401	2,290	(26,771)	189,185
Less: sales and other operating revenues between segments	(1,585)	(23,237)	(317)	(1,632)	26,771	—
Third party sales and other operating revenues	31,043	2,400	155,084	658	—	189,185
Earnings from joint ventures and associates – after interest and tax	504	1,100	393	(4)	—	1,993
Segment results
Replacement cost profit (loss) before interest and taxation	3,569	10,789	(1,560)	(988)	(25)	11,785
Inventory holding gains (losses)[a]	—	(9)	(479)	—	—	(488)
Profit (loss) before interest and taxation	3,569	10,780	(2,039)	(988)	(25)	11,297

Finance costs						(4,683)
Net finance income relating to pensions and other post- employment benefits						168
Profit before taxation						6,782
Other income statement items
Depreciation, depletion and amortization
US	95	4,421	2,142	89	—	6,747
Non-US	4,740	2,376	1,815	944	—	9,875
Charges for provisions, net of write-back of unused provisions, including change in discount rate	38	92	2,602	231	—	2,963
Segment assets
Investments in joint ventures and associates	4,733	10,730	4,561	8	—	20,032
Additions to non-current assets[b]	11,029	7,296	7,769	1,045	—	27,139
aSee explanation of inventory holding gains and losses on page 167.
bIncludes additions to property, plant and equipment; goodwill; intangible assets; investments in joint ventures; and investments in associates.

bp Annual Report and Form 20-F 2024	169

Financial statements
5. Segmental analysis – continued

						$ million
						2023
By business	gas & low carbon energy	oil production & operations	customers & products	other businesses & corporate	Consolidation adjustment and eliminations	Total group
Segment revenues
Sales and other operating revenues	50,297	24,904	160,215	2,657	(27,943)	210,130
Less: sales and other operating revenues between segments	(1,808)	(23,708)	(367)	(2,060)	27,943	—
Third party sales and other operating revenues	48,489	1,196	159,848	597	—	210,130
Earnings from joint ventures and associates – after interest and tax	(677)	1,164	427	(16)	—	898
Segment results
Replacement cost profit (loss) before interest and taxation	14,080	11,191	4,230	(903)	(14)	28,584
Inventory holding gains (losses)[a]	1	—	(1,237)	—	—	(1,236)
Profit (loss) before interest and taxation	14,081	11,191	2,993	(903)	(14)	27,348

Finance costs						(3,840)
Net finance income relating to pensions and other post- employment benefits						241
Profit before taxation						23,749
Other income statement items
Depreciation, depletion and amortization
US	96	3,554	1,883	85	—	5,618
Non-US	5,584	2,138	1,665	923	—	10,310
Charges for provisions, net of write-back of unused provisions, including change in discount rate	139	35	2,007	152	—	2,333
Segment assets
Investments in joint ventures and associates	4,173	10,721	5,327	28	—	20,249
Additions to non-current assets[b]	4,859	7,384	9,383	1,075	—	22,701
aSee explanation of inventory holding gains and losses on page 167.
bIncludes additions to property, plant and equipment; goodwill; intangible assets; investments in joint ventures; and investments in associates.

170	bp Annual Report and Form 20-F 2024
5. Segmental analysis – continued

						$ million
						2022
By business	gas & low carbon energy	oil production & operations	customers & products	other businesses & corporate	Consolidation adjustment and eliminations	Total group
Segment revenues
Sales and other operating revenues	56,255	33,193	188,623	2,299	(38,978)	241,392
Less: sales and other operating revenues between segments	(5,913)	(30,294)	(1,418)	(1,353)	38,978	—
Third party sales and other operating revenues	50,342	2,899	187,205	946	—	241,392
Earnings from joint ventures and associates – after interest and tax	148	1,609	248	525	—	2,530
Segment results
Replacement cost profit (loss) before interest and taxation	14,696	19,721	8,869	(26,737)	139	16,688
Inventory holding gains (losses)[a]	(8)	(7)	1,366	—	—	1,351
Profit (loss) before interest and taxation	14,688	19,714	10,235	(26,737)	139	18,039

Finance costs						(2,703)
Net finance income relating to pensions and other post- employment benefits						69
Profit before taxation						15,405
Other income statement items
Depreciation, depletion and amortization
US	75	3,141	1,328	80	—	4,624
Non-US	4,933	2,423	1,542	796	—	9,694
Charges for provisions, net of write-back of unused provisions, including change in discount rate	(234)	213	3,955	143	—	4,077
Segment assets
Investments in joint ventures and associates	5,299	11,370	3,875	57	—	20,601
Additions to non-current assets[b]	4,439	15,098	9,541	1,047	—	30,125
aSee explanation of inventory holding gains and losses on page 167.
bIncludes additions to property, plant and equipment; goodwill; intangible assets; investments in joint ventures; and investments in associates.

			$ million
			2024
By geographical area	US	Non-US	Total
Revenues
Third party sales and other operating revenues[a]	58,804	130,381	189,185
Other income statement items
Production and similar taxes	149	1,650	1,799
Non-current assets
Non-current assetsb c	63,415	81,937	145,352
aNon-US region includes UK $24,577 million
bNon-US region includes UK $25,354 million
cIncludes property, plant and equipment; goodwill; intangible assets; investments in joint ventures; investments in associates; and non-current prepayments.

			$ million
			2023
By geographical area	US	Non-US	Total
Revenues
Third party sales and other operating revenues[a]	60,577	149,553	210,130
Other income statement items
Production and similar taxes	136	1,643	1,779
Non-current assets
Non-current assetsb c	64,238	83,816	148,054
aNon-US region includes UK $39,975 million.
bNon-US region includes UK $23,949 million.
cIncludes property, plant and equipment; goodwill; intangible assets; investments in joint ventures; investments in associates; and non-current prepayments.

bp Annual Report and Form 20-F 2024	171

Financial statements
5. Segmental analysis – continued

			$ million
			2022
By geographical area	US	Non-US	Total
Revenues
Third party sales and other operating revenues[a]	71,118	170,274	241,392
Other income statement items
Production and similar taxes	194	2,131	2,325
Non-current assets
Non-current assetsb c	60,237	89,144	149,381
aNon-US region includes UK $36,541 million.
bNon-US region includes UK $24,813 million.
cIncludes property, plant and equipment; goodwill; intangible assets; investments in joint ventures; investments in associates; and non-current prepayments.
6. Sales and other operating revenues

			$ million
	2024	2023	2022
Crude oil	2,219	2,413	6,309
Oil products	121,019	128,969	149,854
Natural gas, LNG and NGLs	24,464	29,541	41,770
Non-oil products and other revenues from contracts with customers	13,362	10,298	7,896
Revenue from contracts with customers	161,064	171,221	205,829
Other operating revenues[a]	28,121	38,909	35,563
Total sales and other operating revenues	189,185	210,130	241,392
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
products and other revenues from contracts with customers were made by the customers & products segment.
7. Income statement analysis

			$ million
	2024	2023	2022
Interest and other income
Interest income from
Financial assets measured at amortized cost	1,308	1,034	371
Financial assets measured at fair value through profit or loss	181	215	59
Other income[a]	1,284	386	673
	2,773	1,635	1,103

Currency exchange losses charged to the income statement[b]	541	74	160
Expenditure on research and development	301	298	274
Costs relating to the Gulf of America oil spill (pre-interest and tax)[c]	51	57	84

Finance costs
Interest expense on lease liabilities	468	363	245
Interest expense on other liabilities measured at amortized cost[d]	3,483	3,115	2,070
Capitalized at 4.94% (2023 4.88% and 2022 3.56%)[e]	(382)	(514)	(464)
Finance debt risk management activities[f]	104	(35)	43
Unwinding of discount on provisions	617	504	369
Unwinding of discount on other payables measured at amortized cost	393	407	440
	4,683	3,840	2,703
a2024 includes a $427 million gain relating to the remeasurement of bp's previously held interests in bp Bunge Bioenergia and Lightsource bp and $498 million relating to the remeasurement of certain US assets excluded from the Lightsource bp acquisition. See Note 3 for further information.
bExcludes exchange gains and losses arising on financial instruments measured at fair value through profit or loss.
cIncluded within production and manufacturing expenses.
d2023 includes a loss of $49 million and 2022 a gain of $37 million associated with the buyback of finance debt.
eTax relief on capitalized interest is approximately $53 million (2023 $130 million and 2022 $108 million).
fIncludes temporary valuation differences related to the group’s interest rate and foreign currency exchange risk management associated with finance debt.

172	bp Annual Report and Form 20-F 2024
8. Exploration for and evaluation of oil and natural gas resources
The following financial information represents the amounts included within the group totals relating to activity associated with the exploration for and evaluation of oil and natural gas resources. All such activity is recorded within the gas & low carbon energy and oil production & operations segments.
For information on significant judgements made in relation to oil and natural gas accounting see Intangible assets in Note 1.

			$ million
	2024	2023	2022
Exploration and evaluation costs
Exploration expenditure written off	767	746	385
Other exploration costs	207	251	200
Exploration expense for the year	974	997	585
Impairment losses	6	20	2
Intangible assets – exploration and appraisal expenditure[a]	4,438	4,328	4,213
Liabilities	76	109	88
Net assets	4,362	4,219	4,125
Cash used in operating activities	207	251	200
Cash used in investing activities	1,513	1,039	909
aAmount capitalized at 31 December 2024, 2023 and 2022 relates to assets in various regions. This includes $746 million in the North Africa region (2023 $593 million, 2022 $410 million), $651 million in the Azerbaijan Georgia and Turkiye region (2023 $631 million, 2022 $539 million) and $543 million in the Middle East region (2023 $589 million, 2022 $639 million).
9. Taxation
Tax on profit

			$ million
	2024	2023	2022
Current tax
Charge for the year[a]	7,187	9,048	12,523
Adjustment in respect of prior years	234	(373)	145
	7,421	8,675	12,668
Deferred tax
Origination and reversal of temporary differences in the current year[b]	(1,851)	(238)	4,768
Adjustment in respect of prior years[c]	(17)	(568)	(674)
	(1,868)	(806)	4,094
Tax charge on profit	5,553	7,869	16,762
a2024 includes a charge of $4 million in respect of Pillar Two income taxes.
b2024 includes a charge of $96 million in respect of the 3% increase in the UK Energy Profits Levy from 1 November 2024 (see Note 1 for further information). 2022 includes a charge of $1,834 million in respect of the impact of the UK Energy Profits Levy on existing temporary differences unwinding over the period 1 January 2023 to 31 March 2028.
cThe adjustment in respect of prior years reflects the reassessment of the deferred tax balances for prior periods in light of changes in facts and circumstances during the year, including changes to price assumptions and profit forecasts. 2024 also includes a charge of $213 million (2023 $232 million credit) in respect of a revision to the deferred tax impact of the UK Energy Profits Levy.
In 2024, the total tax credit recognized within other comprehensive income was $782 million (2023 $735 million credit and 2022 $266 million charge). In
2024 this primarily comprises a $658 million credit in respect of the reduction in the deferred tax liability on defined benefit pension plan surpluses following the reduction in the rate of the authorized surplus payments tax charge in the UK from 35% to 25%. In 2023 this primarily comprises the deferred tax impact of the remeasurements of the net pension and other post-employment benefit liability or asset. In 2022 this primarily comprises a release of deferred withholding tax on other comprehensive income movements relating to Rosneft. See Note 32 for further information.
The total tax charge recognized directly in equity was $167 million (2023 $56 million charge and 2022 $214 million credit). In 2024 this mainly relates to share-based payments and transactions involving non-controlling interests. In 2023 and 2022 this mainly relates to transactions involving non-controlling interests.

bp Annual Report and Form 20-F 2024	173

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
for the impacts of Rosneft in isolation.

					$ million
	2024	2023	2022 excluding impact of Rosneft	2022 impact of Rosneft[a]	2022
Profit (loss) before taxation	6,782	23,749	40,925	(25,520)	15,405
Tax charge (credit) on profit or loss[b]	5,553	7,869	17,823	(1,061)	16,762
Effective tax rate	82%	33%	44%	4%	109%

					%
Tax rate computed at the weighted average statutory rate[c]	66	34	42	20	77
Increase (decrease) resulting from
Tax reported in equity-accounted entities	(7)	(2)	(1)	—	(4)
Adjustments in respect of prior years	3	(4)	(1)	—	(3)
Deferred tax not recognized	5	2	(1)	—	(2)
Tax incentives for investment	(2)	—	—	—	(1)
Disposal impacts[d]	5	—	(3)	—	(8)
Foreign exchange	5	—	1	—	3
Items not deductible for tax purposes	5	2	2	—	5
Impact of bp's decision to exit its shareholding in Rosneft	—	—	—	(16)	27
Tax rate change effect of UK Energy Profits Levy[e]	1	—	4	—	12
Other[f]	1	1	1	—	3
Effective tax rate	82	33	44	4	109
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
d2022 primarily relates to the contribution of bp's Angolan business to Azule Energy.
e2024 comprises the deferred tax impact of a 3% increase in the UK Energy Profits Levy (EPL) on existing temporary differences. 2022 includes the deferred tax impact of the introduction of the EPL.
fIncludes the impact of adjustments arising in countries where income tax is paid on our behalf by our government partners for which there is no deferred tax effect. 2024 includes the impact of the non-
taxable gain relating to the remeasurement of bp's pre-existing 49.97% interest in Lightsource bp and the remeasurement of certain US assets excluded from the Lightsource bp acquisition.
Deferred tax

		$ million
Analysis of movements during the year in the net deferred tax liability	2024	2023
At 1 January	5,349	6,618
Exchange adjustments	57	134
Charge (credit) for the year in the income statement	(1,868)	(806)
Charge (credit) for the year in other comprehensive income	(807)	(735)
Charge (credit) for the year in equity	167	56
Acquisitions and disposals	127	82
At 31 December	3,025	5,349

174	bp Annual Report and Form 20-F 2024
9. Taxation – continued
The following table provides an analysis of deferred tax in the income statement and the balance sheet by category of temporary difference:

					$ million
		Income statement		Balance sheet
	2024	2023	2022	2024	2023
Deferred tax liability
Depreciation	(1,337)	(1,552)	1,863	16,333	17,392
Pension plan surpluses[a]	62	133	42	1,789	2,568
Derivative financial instruments	40	12	(21)	58	12
Other taxable temporary differences[b]	(352)	10	(992)	663	1,020
	(1,587)	(1,397)	892	18,843	20,992
Deferred tax asset
Depreciation	(229)	(166)	(309)	(2,373)	(2,141)
Lease liabilities	(209)	(176)	(8)	(1,952)	(1,785)
Pension plan and other post-employment benefit plan deficits	28	(60)	47	(623)	(755)
Decommissioning, environmental and other provisions	425	563	770	(5,623)	(6,042)
Derivative financial instruments	(9)	(14)	(6)	(268)	(136)
Tax credits	(43)	(67)	1,578	(937)	(893)
Loss carry forward	194	296	1,536	(2,285)	(2,467)
Other deductible temporary differences[c]	(438)	215	(406)	(1,757)	(1,424)
	(281)	591	3,202	(15,818)	(15,643)
Net deferred tax charge (credit) and net deferred tax liability	(1,868)	(806)	4,094	3,025	5,349
Of which – deferred tax liabilities				8,428	9,617
– deferred tax assets				5,403	4,268
aThe 2024 balance sheet reflects a $658 million reduction in the deferred tax liability on defined benefit pension plan surpluses following the reduction in the rate of the authorized surplus payments tax charge in the UK from 35% to 25%.
bThe 2022 income statement includes amounts relating to deferred withholding tax on unremitted earnings of Rosneft. The 2024 and 2023 balance sheet amounts do not include any temporary differences that are individually significant.
cThe 2024 and 2023 balance sheet amounts include amounts relating to share based payments and other items.
Of the $5,403 million of deferred tax assets recognized on the group balance sheet at 31 December 2024 (2023 $4,268 million), $3,232 million (2023
$2,336 million) relates to entities that have suffered a loss in either the current or preceding period. For 2024, this mainly includes $1,680 million in
Germany, $744 million in Mauritania and $609 million in Senegal (2023 mainly included $1,003 million in Germany, $672 million in Mauritania and $500 million in Senegal). For 2024 these amounts are supported by forecasts consistent with bp's future oil and gas price assumptions (see Note 1 for further information) and for Germany, forecast profits associated with the customers & products businesses, that indicate sufficient future taxable profits will be available to utilize such assets within any applicable expiry period.
A summary of temporary differences, unused tax credits and unused tax losses for which deferred tax has not been recognized is shown in the table below.

		$ billion
At 31 December	2024	2023
Unused US state tax losses[a]	2.3	2.1
Unused tax losses – other jurisdictions[b]	7.3	5.6
Unused tax credits	33.3	31.3
of which – arising in the UKc	29.1	27.3
– arising in the USd	4.2	4.0
Deductible temporary differences[e]	23.4	20.7
Taxable temporary differences associated with investments in subsidiaries and equity-accounted entities	0.7	0.7
aFor 2024 the majority of the unused tax losses have no fixed expiry date.
b2024 and 2023 mainly relate to the UK, Brazil and Canada. The majority of the unused tax losses have no fixed expiry date.
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
dThe US unused tax credits predominantly comprise foreign tax credits. No deferred tax asset has been recognized on these tax credits as they are unlikely to have value in the future. For 2024 these tax credits expire in the period 2025-2034.
e2024 and 2023 mainly comprise fixed asset temporary differences in overseas branches of UK entities. Substantially all of the temporary differences have no expiry date.

			$ million
Impact of previously unrecognized deferred tax or write-down of deferred tax assets on tax charge	2024	2023	2022
Current tax benefit relating to the utilization of previously unrecognized deferred tax assets	87	360	492
Deferred tax benefit arising from the reversal of a previous write-down of deferred tax assets	14	3	—
Deferred tax benefit relating to the recognition of previously unrecognized deferred tax assets	280	332	792
Deferred tax expense arising from the write-down of a previously recognized deferred tax asset	111	54	—

bp Annual Report and Form 20-F 2024	175

Financial statements
10. Dividends
The quarterly dividend which is expected to be paid on 28 March 2025 in respect of the fourth quarter 2024 is 8.000 cents per ordinary share ($0.48 per
American Depositary Share (ADS)). The corresponding amount in sterling will be announced on 17 March 2025.

	Pence per share			Cents per share					$ million
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Dividends announced and paid in cash
Preference shares							1	1	1
Ordinary shares
March	5.6922	5.5507	4.1595	7.270	6.610	5.460	1,218	1,183	1,068
June	5.6825	5.3089	4.3556	7.270	6.610	5.460	1,204	1,152	1,061
September	6.0498	5.7320	5.1684	8.000	7.270	6.006	1,297	1,249	1,140
December	6.2959	5.7367	4.9402	8.000	7.270	6.006	1,283	1,224	1,088
	23.7204	22.3283	18.6237	30.540	27.760	22.932	5,003	4,809	4,358
Dividend announced, paid in March 2025				8.000			1,265
The amount of unclaimed dividends recognized as a liability in other payables at 31 December 2024 is $106 million (2023 $91 million).
The board decided not to offer a scrip dividend alternative in respect of any dividends announced since the third quarter 2019, including the fourth quarter
2024 dividend expected to be paid on 28 March 2025.
The financial statements for the year ended 31 December 2024 do not reflect the dividend announced on 11 February 2025 and which is expected to be paid on 28 March 2025; this will be treated as an appropriation of profit in the year ending 31 December 2025.
11. Earnings per share

			Cents per share
Per ordinary share	2024	2023	2022
Basic earnings per share	2.38	87.78	(13.10)
Diluted earnings per share	2.32	85.85	(13.10)

		Dollars per share
Per American Depositary Share (ADS)[a]	2024	2023	2022
Basic earnings per share	0.14	5.27	(0.79)
Diluted earnings per share	0.14	5.15	(0.79)
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
loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share.

			$ million
	2024	2023	2022
Profit (loss) attributable to bp shareholders	381	15,239	(2,487)
Less: dividend requirements on preference shares	1	1	1
Less: (gain) loss on redemption of perpetual hybrid bonds[a]	(10)	—	—
Profit (loss) for the year attributable to bp ordinary shareholders	390	15,238	(2,488)

			Shares thousand
	2024	2023	2022
Basic weighted average number of ordinary shares[b]	16,385,535	17,360,288	18,987,936
Potential dilutive effect of ordinary shares issuable under employee share-based payment plans	431,129	389,790	—
Weighted average number of ordinary shares outstanding used to calculate diluted earnings per share	16,816,664	17,750,078	18,987,936

			Shares thousand
	2024	2023	2022
Basic weighted average number of ordinary shares – ADS equivalent	2,730,922	2,893,381	3,164,656
Potential dilutive effect of ordinary shares (ADS equivalent) issuable under employee share-based payment plans	71,855	64,965	—
Weighted average number of ordinary shares (ADS equivalent) outstanding used to calculate diluted earnings per share	2,802,777	2,958,346	3,164,656
aSee Note 32 - non-controlling interests for further information.
bExcludes treasury shares. See Note 31 for further information.

176	bp Annual Report and Form 20-F 2024
11. Earnings per share – continued
The number of ordinary shares outstanding at 31 December 2024, excluding treasury shares, and including certain shares that will be issuable in the future under employee share-based payment plans was 15,851,028,983 (2023 16,824,651,796). Between 31 December 2024 and 14 February 2025, the latest practicable date before the completion of these financial statements, there was a net decrease of 118,209,740 of ordinary shares primarily as a result of share buy backs. For additional information on share buy backs see Note 31.
Employee share-based payment plans
The group operates share and share option plans for directors and certain employees to obtain ordinary shares and ADSs in the company. Information on these plans for directors is shown in the Directors remuneration report on pages 88-110.
The following table shows the number of shares potentially issuable under equity-settled employee share option plans, including the number of options outstanding, the number of options exercisable at the end of each year, and the corresponding weighted average exercise prices. The dilutive effect of these plans at 31 December is also shown.

Share options		2024		2023
	Number of optionsa b thousand	Weighted average exercise price $	Number of optionsa b thousand	Weighted average exercise price $
Outstanding	533,895	4.15	545,044	4.04
Exercisable	2,931	3.38	905	3.31
Dilutive effect	140,971	n/a	166,581	n/a
aNumbers of options shown are ordinary share equivalents (one ADS is equivalent to six ordinary shares).
bAt 31 December 2024 the quoted market price of one bp ordinary share was £3.93 (2023 £4.66).
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
the table below. The dilutive effect of the employee share plans at 31 December is also shown.

Share plans	2024	2023
	Number of shares[a]	Number of shares[a]
Vesting	thousand	thousand
Within one year	271,216	226,190
1 to 2 years	134,342	257,511
2 to 3 years	102,525	114,500
3 to 4 years	956	1,176
Over 4 years	118	308
	509,157	599,685
Dilutive effect	269,796	284,908
aNumbers of shares shown are ordinary share equivalents (one ADS is equivalent to six ordinary shares).
There has been a net increase of 10,925,262 in the number of potential ordinary shares relating to employee share-based payment plans between
31 December 2024 and 14 February 2025.

bp Annual Report and Form 20-F 2024	177

Financial statements
12. Property, plant and equipment (PP&E)

								$ million
	Land and land improvements	Buildings	Oil and gas properties[a]	Plant, machinery and equipment	Fittings, fixtures and office equipment	Transportation	Oil depots, storage tanks and service stations	Total
Cost - owned PP&E
At 1 January 2024	3,924	992	185,346	47,384	2,290	2,958	12,224	255,118
Exchange adjustments	(213)	(35)	—	(864)	(43)	(23)	(637)	(1,815)
Additions	352	222	7,899	3,039	138	144	1,042	12,836
Acquisitions	60	148	—	1,235	57	80	70	1,650
Transfers from intangible assets	—	—	391	—	—	—	—	391
Reclassified as assets held for sale	(25)	(41)	(3,210)	(747)	(1)	—	—	(4,024)
Deletions and disposals	(38)	(119)	(6,122)	(1,316)	(126)	(472)	(282)	(8,475)
At 31 December 2024	4,060	1,167	184,304	48,731	2,315	2,687	12,417	255,681
Depreciation - owned PP&E
At 1 January 2024	838	553	123,442	25,671	1,684	2,292	6,363	160,843
Exchange adjustments	(52)	(9)	—	(536)	(24)	(9)	(388)	(1,018)
Charge for the year	58	43	10,626	1,553	157	91	731	13,259
Impairment losses	70	—	2,418	1,260	1	9	82	3,840
Impairment reversals	—	—	(420)	(4)	—	(3)	—	(427)
Reclassified as assets held for sale	(6)	(4)	(2,168)	(367)	(1)	—	—	(2,546)
Deletions and disposals	(32)	(63)	(5,807)	(648)	(101)	(447)	(227)	(7,325)
At 31 December 2024	876	520	128,091	26,929	1,716	1,933	6,561	166,626
Owned PP&E - net book amount at 31 December 2024	3,184	647	56,213	21,802	599	754	5,856	89,055
Right-of-use assets - net book amount at 31 December 2024[b]	—	1,613	41	1,431	10	2,589	5,499	11,183
Total PP&E - net book amount at 31 December 2024	3,184	2,260	56,254	23,233	609	3,343	11,355	100,238
Cost - owned PP&E
At 1 January 2023	3,513	950	179,028	44,662	2,202	3,076	10,089	243,520
Exchange adjustments	112	2	—	294	31	2	342	783
Additions	134	48	8,252	2,921	221	80	1,126	12,782
Acquisitions	206	—	—	27	12	48	1,060	1,353
Transfers from intangible assets	—	—	171	—	—	—	—	171
Reclassified as assets held for sale	(7)	—	—	(3)	(3)	(1)	(74)	(88)
Deletions and disposals	(34)	(8)	(2,105)	(517)	(173)	(247)	(319)	(3,403)
At 31 December 2023	3,924	992	185,346	47,384	2,290	2,958	12,224	255,118
Depreciation - owned PP&E
At 1 January 2023	700	501	111,434	22,903	1,671	2,431	5,819	145,459
Exchange adjustments	14	3	—	200	18	2	206	443
Charge for the year	45	30	10,468	1,519	163	85	629	12,939
Impairment losses	108	22	3,628	1,467	—	10	58	5,293
Impairment reversals	—	—	(18)	—	—	(9)	—	(27)
Reclassified as assets held for sale	(1)	—	—	(2)	(1)	(1)	(74)	(79)
Deletions and disposals	(28)	(3)	(2,070)	(416)	(167)	(226)	(275)	(3,185)
At 31 December 2023	838	553	123,442	25,671	1,684	2,292	6,363	160,843
Owned PP&E - net book amount at 31 December 2023	3,086	439	61,904	21,713	606	666	5,861	94,275
Right-of-use assets - net book amount at 31 December 2023[b]	—	1,243	53	916	4	2,463	5,765	10,444
Total PP&E - net book amount at 31 December 2023	3,086	1,682	61,957	22,629	610	3,129	11,626	104,719

Assets under construction included above
At 31 December 2024								10,722
At 31 December 2023								13,390
Depreciation charge for the year on right-of-use assets
2024		215	30	640	3	1,109	882	2,878
2023		196	16	558	5	1,055	783	2,613
aFor information on significant estimates and judgements made in relation to the estimation of oil and natural reserves see Property, plant and equipment within Note 1.
b$867 million (2023 $661 million) of drilling rig right-of-use assets and $2,455 million (2023 $2,337 million) of shipping vessel right-of-use assets are included in Plant, machinery and equipment and
Transportation respectively.

178	bp Annual Report and Form 20-F 2024
13. Capital commitments
Authorized future capital expenditure for property, plant and equipment (excluding right-of-use assets) by group companies for which contracts had been signed at 31 December 2024 amounted to $13,642 million (2023 $10,354 million, 2022 $9,381 million). bp has contracted capital commitments amounting to $3,392 million (2023 $1,580 million, 2022 $1,764 million) in relation to joint ventures and $59 million (2023 $105 million, 2022 $18 million) in relation to associates.
14. Goodwill and impairment review of goodwill

		$ million
	2024	2023
Cost
At 1 January	13,176	12,577
Exchange adjustments	(179)	184
Acquisitions and other additions	2,734	415
Reclassified as assets held for sale	(79)	—
Deletions and disposals	(122)	—
At 31 December	15,530	13,176
Impairment losses
At 1 January	704	617
Exchange adjustments	(2)	2
Impairment losses for the year	—	85
Deletions and disposals	(60)	—
At 31 December	642	704
Net book amount at 31 December	14,888	12,472
Net book amount at 1 January	12,472	11,960
Impairment review of goodwill

		$ million
Goodwill at 31 December	2024	2023
gas & low carbon energy	4,460	2,095
oil production & operations	4,925	4,925
customers & products	5,503	5,431
other businesses & corporate	—	21
	14,888	12,472
Goodwill acquired through business combinations has been allocated to groups of cash-generating units (CGUs) that are expected to benefit from the synergies of the acquisition. For oil production & operations goodwill is allocated to CGUs in aggregate at the segment level, for gas & low carbon energy, goodwill is allocated to the hydrocarbon CGUs ('gas businesses') within the segment and to Lightsource bp (LSbp). For customers and products, goodwill has been allocated to Castrol, US Fuels, European Fuels, Archaea and Other.
For information on significant estimates and judgements made in relation to impairments see Impairment of property, plant and equipment, intangible assets and goodwill in Note 1.
gas & low carbon energy and oil production & operations

						$ million		$ million
					gas & low carbon energy		oil production & operations
			2024			2023	2024	2023
	Gas	LSbp	Total	Gas	LSbp	Total
Goodwill	2,228	2,232	4,460	2,095	—	2,095	4,925	4,925
Excess of recoverable amount over carrying amount	2,026	—	2,026	5,886	—	5,886	12,432	18,854
The table above shows the carrying amount of goodwill for the segments at the period end and the excess of the recoverable amount over the carrying amount (headroom) at the date of the most recent test. The recoverable amount for the gas businesses and the oil production & operations segment is based on a pre-tax value-in-use calculation. The decrease in headroom for both of these goodwill impairment tests is due to changes in a number of assumptions including prices and production as well as, for the oil productions & operations segment, certain tax assumptions and, for the gas businesses, divestments. The recoverable amount for the LSbp goodwill is based on fair value less costs of disposal.
No material impairment of the goodwill balances in either gas & low carbon energy or oil production & operations was recognized during 2024 or 2023.

bp Annual Report and Form 20-F 2024	179

Financial statements
14. Goodwill and impairment review of goodwill – continued
Gas businesses and oil production & operations
The value in use for relevant CGUs in both the gas businesses and oil production & operations is based on the cash flows expected to be generated by the projected production profiles up to the expected dates of cessation of production of each field, based on appropriately risked estimates of reserves and resources. Midstream and supply and trading activities and equity-accounted entities are generally not included in the impairment reviews of goodwill, as they do not represent part of the grouping of CGUs to which the goodwill balances relate and which are used to monitor the goodwill balances for internal management purposes. Where such activities form part of wider CGUs to which goodwill relates they are reflected in the test. As the production profile and related cash flows can be estimated from bp’s past experience, management believes that the cash flows generated over the estimated life of field is the appropriate basis upon which to assess goodwill and individual assets for impairment in both the gas businesses and oil & production operations. The estimated date of cessation of production depends on the interaction of a number of variables, such as the recoverable quantities of hydrocarbons, the production profile of the hydrocarbons, the cost of the development of the infrastructure necessary to recover the hydrocarbons, production costs, the contractual duration of the production concession and the selling price of the hydrocarbons produced. As each field has specific reservoir characteristics and economic circumstances, the cash flows of each field are computed using appropriate individual economic models and key assumptions agreed by bp management.
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
The average production for the purposes of goodwill impairment testing in the gas businesses over the next 15 years is 154 mmboe per year (2023 185 mmboe per year) and in the oil production and operations segment is 400 mmboe per year (2023 402 mmboe per year). Production assumptions used for the goodwill impairment tests in both the gas businesses and oil production & operations reflect management’s best estimate of future production of the existing portfolio at the time of the calculation.
The weighted average pre-tax discount rate used in the review for the oil production & operations segment is 17%, and 11% for the gas businesses (2023
17% for the oil production & operations segment and 11% for the gas businesses).
The most recent reviews for impairment for the oil production & operations and the gas businesses were carried out in the fourth quarter. The key assumptions used in the value-in-use calculations are oil and natural gas prices, production volumes and the discount rate. The value-in-use calculations have been prepared for the purposes of determining whether the goodwill balances were impaired. Estimated future cash flows were prepared on the basis of certain assumptions prevailing at the time of the tests. The actual outcomes may differ from the assumptions made. For example, reserves and resources estimates and production forecasts are subject to revision as further technical information becomes available and economic conditions change.
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
It is estimated that a 11% (2023 22%) reduction in revenue throughout each year of the remaining life of those assets, either as a result of adverse price or production conditions or a combination of each, would cause the recoverable amount to be equal to the carrying amount of goodwill and related net non-
current assets of the oil production and operations segment. For the gas businesses a 6% (2023 15%) reduction would have the same result.
It is estimated that no reasonably possible change in the discount rate of the oil production and operations segment would cause the recoverable amount to be equal to the carrying amount of goodwill and related net non-current assets. For the gas businesses a 2% increase would have this result (2023 no reasonably possible change).
Lightsource bp
The Lightsource bp goodwill largely relates to the value attributed to the business’s project development capability, including the workforce in place.
Management considers the fair value of Lightsource bp at 31 December 2024 to be substantially the same as at the date of acquisition in the fourth quarter of 2024.
customers & products

												$ million
						2024						2023
	Castrol	US Fuels	European Fuels	Archaea	Other	Total	Castrol	US Fuels	European Fuels	Archaea	Other	Total
Goodwill	2,615	828	801	706	553	5,503	2,672	792	839	707	421	5,431
Cash flows for each group of CGUs are derived from the business segment plans, which cover a period of up to five years, except for Archaea where a business plan to 2035 is in place following the acquisition in 2022. To determine the value in use for each of the groups of cash-generating units, cash flows for a period of 10 years (11 years for Archaea), are discounted and aggregated with a terminal value. Pre-tax discount rates ranging from 10-12% are applied. It is estimated that no reasonably possible change in the key assumptions used in the US Fuels, European Fuels and Archaea goodwill impairment assessments would cause the recoverable amount to be equal to the carrying amount of goodwill and related net non-current assets.
No material impairment of the goodwill balances in customers & products was recognized during 2024 or 2023.
Castrol
The key assumptions to which the calculation of value in use for the Castrol unit is most sensitive are operating unit margins, sales volumes, and discount rate. Operating margin and sales volumes assumptions used in the detailed impairment review of goodwill calculation are consistent with the assumptions used in the Castrol unit’s business plan. A pre-tax discount rate of 9% (2023 9%) is applied in the test. No reasonably possible change in any of these key assumptions would cause the unit’s recoverable amount to be equal to the carrying amount of goodwill and related net non-current assets. Cash flows beyond the plan period are extrapolated using a nominal 3.4% (2023 3.4%) growth rate.

180	bp Annual Report and Form 20-F 2024
15. Intangible assets

								$ million
				2024				2023
	Exploration and appraisal expenditure[a]	Biogas rights agreements	Other intangibles	Total	Exploration and appraisal expenditure[a]	Biogas rights agreements	Other intangibles	Total
Cost
At 1 January	13,075	2,989	7,117	23,181	12,571	3,398	6,817	22,786
Exchange adjustments	—	—	(171)	(171)	—	—	144	144
Acquisitions[b]	—	—	351	351	—	—	130	130
Remeasurements of acquisition accounting[c]	—	—	—	—	—	(394)	—	(394)
Additions	1,539	193	904	2,636	1,058	23	799	1,880
Transfers to property, plant and equipment	(391)	—	—	(391)	(171)	—	—	(171)
Reclassified as assets held for sale	(1)	—	(385)	(386)	—	—	(6)	(6)
Deletions and disposals	(1,169)	(192)	(266)	(1,627)	(383)	(38)	(767)	(1,188)
At 31 December	13,053	2,990	7,550	23,593	13,075	2,989	7,117	23,181
Amortization
At 1 January	8,747	105	4,338	13,190	8,358	—	4,228	12,586
Exchange adjustments	—	—	(97)	(97)	—	—	79	79
Exploration expenditure written off	767	—	—	767	746	—	—	746
Charge for the year	—	114	717	831	—	106	642	748
Impairment losses	6	344	108	458	20	—	77	97
Impairment reversals	(2)	—	—	(2)	—	—	—	—
Reclassified as assets held for sale	—	—	(53)	(53)	—	—	(3)	(3)
Deletions and disposals	(903)	(6)	(238)	(1,147)	(377)	(1)	(685)	(1,063)
At 31 December	8,615	557	4,775	13,947	8,747	105	4,338	13,190
Net book amount at 31 December	4,438	2,433	2,775	9,646	4,328	2,884	2,779	9,991
Net book amount at 1 January	4,328	2,884	2,779	9,991	4,213	3,398	2,589	10,200
aFor further information see Intangible assets within Note 1 and Note 8.
b2024 primarily relates to the acquisition of GETEC ENERGIE GmbH.
c2023 primarily relates to the acquisition of Archaea Energy Inc.
16. Investments in joint ventures
The following table provides aggregated summarized financial information for the group's joint ventures as it relates to the amounts recognized in the group income statement and on the group balance sheet.

					$ million
		Income statement			Balance sheet
		Earnings from joint ventures - after interest and tax			Investments in joint ventures
	2024	2023	2022	2024	2023
Azule Energy	504	700	540	5,109	5,066
Pan American Energy Group	—	—	538	—	—
Other joint ventures[a]	405	(633)	50	7,182	7,369
	909	67	1,128	12,291	12,435
a2024 and 2023 includes Pan American Energy Group as no longer considered material to the group post 2022 impairment.
The joint venture that is material to the group at 31 December 2024 is Azule Energy, which was formed during 2022 and in which bp owns a 50% stake.
bp classifies its investment in Azule Energy Holdings Limited as a joint venture because, per the terms of the shareholders' agreements, bp has joint control over Azule Energy. Azule Energy Holdings Limited is based in Angola and its functional currency is USD.
Following the 2022 impairment of bp's investment in PAEG, this is no longer considered material to the group for 2023 and 2024 and is now included with
Other joint ventures.
The following table provides summarized financial information relating to Azule Energy for 2024, 2023 and 2022 and Pan American Energy Group for 2022.
This information is presented on a 100% basis and reflects adjustments made by bp to Azule Energy and Pan American Energy Group’s own results in applying the equity method of accounting. bp adjusts Azule Energy Holdings Limited and Pan American Energy Group’s results for the accounting required under IFRS relating to bp’s purchase of its interests in Azule Energy Holdings Limited and Pan American Energy Group S.L.

bp Annual Report and Form 20-F 2024	181

Financial statements
16. Investments in joint ventures – continued
The operational and financial information is based on preliminary operational and financial results of Azule Energy Holdings Limited for 2024, 2023 and
2022 and Pan American Energy Group S.L. for 2022. Actual results may differ from these amounts - immaterial adjustments to the 2023 and 2022 numbers for Azule Energy Holdings Limited have been included in the 2024 and 2023 numbers respectively.

				$ million
				Gross amount
	2024	2023		2022
	Azule Energy	Azule Energy	Azule Energy	PAEG
Sales and other operating revenues	5,410	5,164	2,274	6,408
Profit (loss) before interest and taxation	1,896	2,146	1,460	1,560
Finance costs	512	400	218	376
Profit (loss) before taxation[a]	1,384	1,746	1,242	1,184
Taxation	376	346	162	108
Profit (loss) for the year	1,008	1,400	1,080	1,076
Other comprehensive income	—	—	—	—
Total comprehensive income	1,008	1,400	1,080	1,076
Non-current assets	20,584	18,788
Current assets[b]	3,384	3,928
Total assets	23,968	22,716
Current liabilities[c]	3,576	2,510
Non-current liabilities[d]	10,174	10,074
Total liabilities	13,750	12,584
Net assets	10,218	10,132
Less: non-controlling interests	—	—
	10,218	10,132
aAzule Energy includes depreciation and amortisation of $2,844 million (2023 $2,768 million and 2022 $1,145 million), interest income of $nil (2023 $nil and 2022 $11 million) and interest expense of $513 million (2023 $407 million and 2022 $218 million). For 2022 PAEG includes depreciation and amortisation of $1,039 million, interest income of $29 million  and interest expense of $375 million.
bAzule Energy includes cash and cash equivalents of $570 million (2023 $603 million).
cAzule Energy includes current financial liabilities of $3,417 million (2023 $2,409 million).
dAzule Energy includes non-current financial liabilities of $3,426 million (2023 $4,735 million).
The group received dividends of $463 million from Azule Energy Holdings Limited in 2024 (2023 $708 million and 2022 $500 million).
The group received dividends, net of withholding tax, of $35 million from Pan American Energy Group S.L. in 2022.
The following table provides aggregated summarized financial information relating to the group’s share of joint ventures.

										$ million
										bp share
			2024			2023				2022
	Azule Energy	Other	Total	Azule Energy	Other	Total	Azule Energy	PAEG	Other	Total
Sales and other operating revenues	2,705	12,164	14,869	2,582	13,705	16,287	1,137	3,204	9,770	14,111
Profit (loss) before interest and taxation	948	(74)	874	1,073	8	1,081	730	780	255	1,765
Finance costs	256	249	505	200	421	621	109	188	137	434
Profit (loss) before taxation	692	(323)	369	873	(413)	460	621	592	118	1,331
Taxation	188	(729)	(541)	173	219	392	81	54	67	202
Non-controlling interest	—	1	1	—	1	1	—	—	1	1
Profit (loss) for the year	504	405	909	700	(633)	67	540	538	50	1,128
Other comprehensive income	—	(3)	(3)	—	45	45	—	—	50	50
Total comprehensive income	504	402	906	700	(588)	112	540	538	100	1,178
Non-current assets	10,292	13,871	24,163	9,394	16,505	25,899
Current assets	1,692	4,363	6,055	1,964	4,387	6,351
Total assets	11,984	18,234	30,218	11,358	20,892	32,250
Current liabilities	1,788	2,914	4,702	1,255	2,992	4,247
Non-current liabilities	5,087	5,057	10,144	5,037	7,505	12,542
Total liabilities	6,875	7,971	14,846	6,292	10,497	16,789
Net assets	5,109	10,263	15,372	5,066	10,395	15,461
Less: non-controlling interests	—	(11)	(11)	—	(15)	(15)
	5,109	10,252	15,361	5,066	10,380	15,446

Group investment in joint ventures
Group share of net assets (as above)	5,109	10,252	15,361	5,066	10,380	15,446
Cumulative impairment charge	—	(3,066)	(3,066)	—	(3,007)	(3,007)
Loans made by group companies to joint ventures	—	(4)	(4)	—	(4)	(4)
	5,109	7,182	12,291	5,066	7,369	12,435

182	bp Annual Report and Form 20-F 2024
16. Investments in joint ventures – continued
Transactions between the group and its joint ventures are summarized below.

						$ million
Sales to joint ventures		2024		2023		2022
Product	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December
LNG, crude oil and oil products, natural gas	3,653	507	3,585	501	4,212	316

Purchases from joint ventures		2024		2023		2022
Product	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December
LNG, crude oil and oil products, natural gas, refinery operating costs, plant processing fees	2,952	468	3,328	427	1,893	574
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
The majority of sales to joint ventures in 2024 relate to heating oil, gasoline, diesel and lubricant product transactions with Mobene and Ocwen Energy. The majority of purchases from joint ventures in 2024 relate to crude oil and oil products transactions with Azule Energy.
bp's share of net impairment charges recognized by joint ventures in 2024 was $477 million (2023 $1,285 million and 2022 $256 million) of which $nil charge (2023 $1,152 million and 2022 $276 million) was in the gas and low carbon energy segment and $477 million charge (2023 $133 million charge and 2022 reversals of $20 million) was in the oil production & operations segment. The 2023 charges in the gas and low carbon energy segment principally relate to the group's US offshore wind investments.
17. Investments in associates
The following table provides aggregated summarized financial information for the group’s associates as it relates to the amounts recognized in the group income statement and on the group balance sheet. There were no individually material associates to the Group at 31 December 2024. On 27 February
2022, bp announced it would exit its shareholding in Rosneft and bp's two nominated Rosneft directors both stepped down from Rosneft's board. As a result, the significant judgement on significant influence over Rosneft was reassessed. Since the first quarter 2022, bp accounts for its interest in Rosneft and its other businesses with Rosneft within Russia, as financial assets measured at fair value within ‘Other investments’. For further information see Note
1 Significant judgements and estimate: investment in Rosneft.

					$ million
		Income statement			Balance sheet
		Earnings from associates - after interest and tax			Investments in associates
	2024	2023	2022	2024	2023
Rosneft	—	—	528	—	—
Other associates	1,084	831	874	7,741	7,814
	1,084	831	1,402	7,741	7,814
The group recognized dividends, net of withholding tax, of $nil from Rosneft in 2024 (2023 $nil and 2022 $nil).

bp Annual Report and Form 20-F 2024	183

Financial statements
17. Investments in associates – continued
Summarized financial information for the group’s share of associates is shown below.

			$ million
			bp share
	2024	2023	2022

Sales and other operating revenues	12,859	11,396	14,841
Profit before interest and taxation	2,389	2,279	3,053
Finance costs	41	41	73
Profit (loss) before taxation	2,348	2,238	2,980
Taxation	1,264	1,407	1,498
Non-controlling interests	—	—	80
Profit (loss) for the year	1,084	831	1,402
Other comprehensive income	(9)	(237)	352
Total comprehensive income	1,075	594	1,754
Non-current assets	11,395	11,483
Current assets	4,230	3,776
Total assets	15,625	15,259
Current liabilities	3,009	3,003
Non-current liabilities	4,886	4,473
Total liabilities	7,895	7,476
Net assets	7,730	7,783
Less: non-controlling interests	—	—
	7,730	7,783
Group investment in associates
Group share of net assets (as above)	7,730	7,783
Loans made by group companies to associates	11	31
	7,741	7,814
Transactions between the group and its associates are summarized below.

						$ million
Sales to associates		2024		2023		2022
Product	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December
LNG, crude oil and oil products, natural gas	844	148	1,009	368	1,042	417

						$ million
Purchases from associates		2024		2023		2022
Product	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December
Crude oil and oil products, natural gas, transportation tariff	7,034	2,223	5,473	2,607	6,199	2,086
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
The majority of purchases from associates in 2024, 2023 and 2022 relate to crude oil and oil products transactions with Aker BP. Sales to associates are related to various entities.
bp has commitments amounting to $7,921 million million (2023 $8,615 million), primarily in relation to contracts with its associates for the purchase of transportation capacity. For information on capital commitments in relation to associates see Note 13.
bp's share of impairment charges taken by associates in 2024 was $14 million (2023 $nil).

184	bp Annual Report and Form 20-F 2024
18. Other investments

				$ million
		2024		2023
	Current	Non-current	Current	Non-current
Equity investments[a]	—	1,095	—	1,177
Contingent consideration	55	136	754	939
Other	110	61	89	73
	165	1,292	843	2,189
aThe majority of equity investments are unlisted.
Unlisted equity investments are measured using observable recent market prices where available. The majority of investments are measured using models with inputs that may include recent share price data, discounted future cash flows and other available active market pricing data using the maximum available market information and bp’s understanding of the associated company’s performance and prospects. Contingent consideration relates to amounts arising on disposals which are financial assets classified as measured at fair value through profit or loss. The contingent consideration in 2023 principally relates to the disposal of our Alaskan business. On 4 October 2024, bp completed the sale of this contingent consideration.
19. Inventories

		$ million
	2024	2023
Crude oil	3,007	3,227
Natural gas	548	410
Emissions allowances	549	464
Refined petroleum and petrochemical products	6,627	7,413
	10,731	11,514
Trading inventories	8,977	9,850
Supplies	1,946	1,455
Biological assets	178	—
Solar projects	1,400	—
	23,232	22,819
Cost of inventories expensed in the income statement	113,941	119,307
The inventory valuation at 31 December 2024 is stated net of a provision of $388 million (2023 $497 million) to write down inventories to their net realizable value, of which $199 million (2023 $310 million) relates to hydrocarbon inventories. The net credit to the income statement in the year in respect of inventory net realizable value provisions was $77 million (2023 $87 million charge), of which $104 million credit (2023 $112 million charge) related to hydrocarbon inventories.
Trading inventories are valued using quoted benchmark prices adjusted as appropriate for location and quality differentials. They are predominantly categorized within level 2 of the fair value hierarchy.
20. Trade and other receivables

				$ million
		2024		2023
	Current	Non-current	Current	Non-current
Financial assets
Trade receivables	21,659	502	25,175	652
Amounts receivable from joint ventures and associates	655	—	843	26
Other receivables	3,524	808	3,936	722
	25,838	1,310	29,954	1,400
Non-financial assets
Sales taxes and production taxes	1,165	356	1,028	355
Other receivables	124	149	141	12
	1,289	505	1,169	367
	27,127	1,815	31,123	1,767
In both 2024 and 2023 the group entered into non-recourse arrangements to discount certain receivables in support of supply and trading activities and the management of credit risk.
Trade and other receivables are predominantly non-interest bearing.
See Note 29 for further information.

bp Annual Report and Form 20-F 2024	185

Financial statements
21. Valuation and qualifying accounts

						$ million
		2024		2023		2022
	Trade and other receivables	Fixed asset investments	Trade and other receivables	Fixed asset investments	Trade and other receivables	Fixed asset investments
At 1 January	1,424	3,183	636	3,050	584	169
Charged to costs and expenses	(90)	140	866	176	143	17,471
Charged to other accounts[a]	(7)	—	1	(1)	(8)	(27)
Deductions	(332)	(25)	(79)	(42)	(83)	(41)
Reclassifications	—	—	—	—	—	(14,522)
At 31 December	995	3,298	1,424	3,183	636	3,050
aPrincipally exchange adjustments.
Valuation and qualifying accounts relating to trade and other receivables comprise expected credit loss allowances. The expected credit loss allowance comprises $858 million (2023 $1,301 million, 2022 $513 million) relating to receivables that were credit-impaired at the end of the year and $137 million
(2023 $123 million, 2022 $123 million) relating to receivables that were not credit-impaired at the end of the year.
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
management policies and how the group recognizes and measures expected losses see Note 29.
22. Trade and other payables

				$ million
		2024		2023
	Current	Non-current	Current	Non-current
Financial liabilities
Trade payables	38,636	—	42,406	—
Amounts payable to joint ventures and associates	2,690	1	3,034	—
Payables for capital expenditure and acquisitions	3,670	309	3,063	305
Payables related to the Gulf of America oil spill	1,126	6,830	1,130	7,602
Other payables	7,358	678	7,313	663
	53,480	7,818	56,946	8,570
Non-financial liabilities
Sales taxes, customs duties, production taxes and social security	2,121	54	2,264	134
Other payables	2,810	1,537	1,945	1,372
	4,931	1,591	4,209	1,506
	58,411	9,409	61,155	10,076
Materially all of bp's trade payables have payment terms of less than 60 days and give rise to operating cash flows.
Trade and other payables, other than those relating to the Gulf of America oil spill, are predominantly interest free. See Note 29 (c) for further information.
Payables related to the Gulf of America oil spill include amounts payable under the 2016 consent decree and settlement agreement with the United States and five Gulf coast states, including amounts payable for natural resource damages, state claims and Clean Water Act penalties. On a discounted basis the amounts included in payables related to the Gulf of America oil spill for these elements of the agreements are $3,450 million payable over 8 years,
$1,926 million payable over 9 years and $2,549 million payable over 8 years respectively at 31 December 2024. Reported within net cash provided by operating activities in the group cash flow statement is a net cash outflow of $1,192 million (2023 outflow of $1,280 million, 2022 outflow of $1,370 million) related to the Gulf of America oil spill, which includes payments made in relation to these agreements. For full details of these agreements, see bp
Annual Report and Form 20-F 2015 - Legal Proceedings.
Payables related to the Gulf of America oil spill at 31 December 2024 also include amounts payable for settled economic loss and property damage claims which are payable over a period of up to three years.

186	bp Annual Report and Form 20-F 2024
23. Provisions

						$ million
	Decommissioning	Environmental	Litigation and claims	Emissions	Other[c]	Total
At 1 January 2024	12,372	1,614	727	3,025	1,401	19,139
Exchange adjustments	(53)	(9)	(9)	(58)	(67)	(196)
Acquisitions	—	—	29	—	11	40
New and increase in existing provisions[a]	942	254	125	1,931	1,445	4,697
Write-back of unused provisions[a]	—	(35)	(18)	(339)	(333)	(725)
Unwinding of discount[b]	499	61	20	—	37	617
Change in discount rate	(886)	(38)	(22)	—	(7)	(953)
Utilization	(52)	(287)	(151)	(2,229)	(479)	(3,198)
Reclassified to other payables	(591)	(21)	—	—	(6)	(618)
Reclassified as liabilities directly associated with assets held for sale	(40)	—	—	—	(5)	(45)
Deletions	(433)	(21)	—	—	(16)	(470)
At 31 December 2024	11,758	1,518	701	2,330	1,981	18,288
Of which – current	641	351	109	1,877	622	3,600
– non-current	11,117	1,167	592	453	1,359	14,688
aRecognized in the Group income statement, other than changes in decommissioning provisions related to owned assets.
bRecognized in the Group income statement
cOther includes provisions for onerous contracts and restructuring costs.
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
Gulf of America oil spill
The group has recognized certain assets, payables and provisions and incurs certain residual costs relating to the Gulf of America oil spill that occurred in
2010. For further information see Notes 7, 22, 29, 33. The litigation and claims provision presented in the table above includes the latest estimate for the remaining costs associated with the Gulf of America oil spill. The amounts payable may differ from the amount provided and the timing of payments is uncertain.

bp Annual Report and Form 20-F 2024	187

Financial statements
24. Pensions and other post-employment benefits
Most group companies have pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans (money purchase schemes) or defined benefit plans (final salary and other types of schemes with committed pension benefit payments). For defined contribution plans, retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee. For defined benefit plans, retirement benefits are based on such factors as an employee’s pensionable salary and length of service. Defined benefit plans may be funded or unfunded. The assets of funded plans are generally held in separately administered trusts.
For information on significant estimates and judgements made in relation to accounting for these plans see Pensions and other post-employment benefits in Note 1.
The defined benefit pension obligation in the UK consists primarily of a closed funded final salary pension plan under which retired employees draw the majority of their benefit as an annuity. This pension plan is governed by a corporate trustee whose board is composed of four member-nominated directors, four company-nominated directors, one independent director and one independent chair nominated by the company. The trustee board is required by law to act in the best interests of the plan participants and is responsible for setting certain policies, such as investment policies of the plan.
Employees in the UK are eligible for membership of defined contribution plans established with third-party providers.
In the US, all pension benefits now accrue under a cash balance formula. Benefits previously accrued under final salary formulas are legally protected.
Retiring US employees typically take their pension benefit in the form of a lump sum payment upon retirement. The plan is funded and its assets are overseen by a fiduciary Investment Committee. At the end of 2024 the committee was composed of five bp employees appointed by the president of bp
Corporation North America Inc. (the appointing officer). The Investment Committee is required by law to act in the best interests of the plan participants and is responsible for setting certain policies, such as the investment policies of the plan. US employees are also eligible to participate in a defined contribution (401k) plan in which employee contributions are matched with company contributions.
In the US, group companies also provide post-employment healthcare to eligible retired employees and their dependants (and, in certain legacy cases, life insurance coverage); the entitlement to these benefits is based on the date of hire, the employee remaining in service until a specified age and completion of a minimum period of service.
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
During 2024 the aggregate level of contributions was $69 million (2023 $42 million and 2022 $74 million). The aggregate level of contributions in 2025 is expected to be approximately $150 million and includes contributions in all countries that we expect to be required to make contributions by law or under contractual agreements, as well as an allowance for discretionary funding.
For the primary UK defined benefit plan there is a funding agreement between the group and the trustee. On a three year cycle a schedule of contributions is agreed covering the next five years. The schedule of contributions is next scheduled to be updated after the 31 December 2026 formal actuarial valuation. No contractually committed funding was due at 31 December 2024.
The surplus relating to the primary UK defined benefit pension plan is recognized on the balance sheet on the basis that the company is entitled to a refund of any remaining assets once all members have left the plan.
Minimum pension funding in the US is determined by legislation and is supplemented by discretionary contributions. No contributions were made into the
US pension plan in 2024 and no statutory funding requirement is expected in the next 12 months.
The surplus relating to the US pension fund is recognized on the balance sheet on the basis that economic benefit can be gained from the surplus through a reduction in future contributions.
There was no minimum funding requirement for the US plan, and no significant minimum funding requirements in other countries at 31 December 2024.
The obligation and cost of providing pensions and other post-employment benefits is assessed annually using the projected unit credit method. The date of the most recent actuarial review was 31 December 2024. The UK defined benefit plans are subject to a formal actuarial valuation every three years;
valuations are required more frequently in many other countries. The most recent formal actuarial valuation of the primary UK defined benefit pension plan was as at 31 December 2023. A valuation of the US plan and largest Eurozone plans are carried out annually.

188	bp Annual Report and Form 20-F 2024
24. Pensions and other post-employment benefits – continued
The material financial assumptions used to estimate the benefit obligations of the various plans are set out below. The assumptions are reviewed by management at the end of each year and are used to evaluate the accrued benefit obligation at 31 December and pension expense for the following year.

									%
Financial assumptions used to determine benefit obligation			UK			US			Eurozone
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Discount rate for plan liabilities	5.5	4.8	5.0	5.6	5.0	5.2	3.5	3.6	4.2
Rate of increase for pensions in payment	2.9	2.8	2.9	—	—	—	1.8	2.1	1.8
Rate of increase in deferred pensions	2.9	2.8	2.9	—	—	—	0.6	0.7	0.6
Inflation for plan liabilities	3.1	3.0	3.1	2.0	2.0	2.0	2.0	2.4	2.1
									%
Financial assumptions used to determine benefit expense			UK			US			Eurozone
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Discount rate for plan service cost[a]	N/A	N/A	N/A	5.0	5.2	2.8	3.7	4.3	1.7
Discount rate for plan other finance expense	4.8	5.0	1.8	5.0	5.2	2.7	3.6	4.2	1.3
Inflation for plan service cost[a]	N/A	N/A	N/A	2.0	2.0	2.1	2.4	2.1	1.6
aUK discount rate and inflation rate assumptions are not relevant in determining the benefit expense for the closed UK plan. Rates for the remaining small worldwide plan administered/reported through the
UK are 5.0% (2023 5.0% and 2022 2.5%) and 1.9% (2023 1.9% and 2022 2.2%) respectively.
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
and the Eurozone where our mortality assumptions are as follows:

									Years
Mortality assumptions			UK			US			Eurozone
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Life expectancy at age 60 for a male currently aged 60	27.0	27.4	26.9	25.1	25.0	25.0	26.2	26.1	26.0
Life expectancy at age 60 for a male currently aged 40	28.9	29.2	28.5	26.8	26.7	26.6	28.6	28.6	28.5
Life expectancy at age 60 for a female currently aged 60	29.0	29.2	28.8	28.1	28.1	28.0	29.5	29.3	29.3
Life expectancy at age 60 for a female currently aged 40	30.5	30.6	30.6	29.6	29.6	29.5	31.7	31.6	31.4
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
The trustee’s long-term investment objective for the primary UK defined benefit plan as it matures is to invest in assets whose value changes in the same way as the plan liabilities, in order to reduce the level of funding risk. To move towards this objective, the UK plan uses a liability driven investment (LDI)
approach for part of the portfolio, investing primarily in government bonds to achieve this matching effect for the most significant plan liability assumptions of interest rate and inflation rate. This is partly funded by short-term sale and repurchase agreements, whereby the plan borrows money using existing bonds as security and which will be bought back at a specified price at an agreed future date. The funds raised are used to invest in further bonds to increase the proportion of assets which match the plan liabilities. The borrowings are shown separately in the analysis of pension plan assets in the table below.
For the primary UK defined benefit plan there is an agreement with the trustee to at least maintain the proportion of assets with liability matching characteristics and review over time. There is a similar agreement in place for the primary US plan. During 2024, the asset allocation policies of  the primary UK and US plans remained unchanged.
The current asset allocation policy for the major plans at 31 December 2024 was as follows:

	UK	US
Asset category	%	%
Total equity (including private equity)	8	19
Bonds/cash (including LDI)	85	81
Property/real estate	7	—

bp Annual Report and Form 20-F 2024	189

Financial statements
24. Pensions and other post-employment benefits – continued
The amounts invested under the LDI programme by the primary UK pension plan as at 31 December 2024 were $4,970 million (2023 $6,215 million) of government-issued nominal bonds and $11,105 million (2023 $13,177 million) of index-linked bonds.
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
of derivative financial instruments. Movements in the fair value of plan assets during the year are shown in detail in the table on page 190.

					$ million
	UKa	USb	Eurozone	Other	Total
Fair value of pension plan assets
At 31 December 2024
Listed equities – developed markets	963	113	341	230	1,647
– emerging markets	32	13	55	75	175
Private equity[c]	1,916	950	—	2	2,868
Government issued nominal bonds[d]	5,027	1,317	690	223	7,257
Government issued index-linked bonds[d]	11,105	—	78	7	11,190
Corporate bonds[d]	6,088	2,763	605	261	9,717
Property[e]	2,344	—	84	19	2,447
Cash	416	67	100	78	661
Other	1,039	36	54	14	1,143
Debt (repurchase agreements) used to fund liability driven investments	(5,664)	—	—	—	(5,664)
	23,266	5,259	2,007	909	31,441
At 31 December 2023
Listed equities – developed markets	862	97	333	232	1,524
– emerging markets	28	12	51	66	157
Private equity[c]	2,022	1,014	—	2	3,038
Government issued nominal bonds[d]	6,285	1,457	746	285	8,773
Government issued index-linked bonds[d]	13,177	—	88	—	13,265
Corporate bonds[d]	6,144	2,802	605	166	9,717
Property[e]	2,437	—	92	17	2,546
Cash	453	59	82	85	679
Other[f]	1,123	33	55	391	1,602
Debt (repurchase agreements) used to fund liability driven investments	(6,485)	—	—	—	(6,485)
	26,046	5,474	2,052	1,244	34,816
At 31 December 2022
Listed equities – developed markets	1,252	127	299	213	1,891
– emerging markets	117	17	48	71	253
Private equity[c]	2,715	1,126	—	2	3,843
Government issued nominal bonds[d]	4,039	1,370	682	263	6,354
Government issued index-linked bonds[d]	11,945	—	79	—	12,024
Corporate bonds[d]	6,317	2,569	563	146	9,595
Property[e]	2,297	—	89	18	2,404
Cash	567	175	61	116	919
Other[f]	1,088	33	56	357	1,534
Debt (repurchase agreements) used to fund liability driven investments	(5,290)	—	—	—	(5,290)
	25,047	5,417	1,877	1,186	33,527
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
fOther included insurance policies arising from annuity buy-in in Canada amounting to $374 million in 2023 (2022 $341 million). Completion of a buy-out in 2024 reduced these amounts to nil.

190	bp Annual Report and Form 20-F 2024
24. Pensions and other post-employment benefits – continued

					$ million
					2024
	UK	US	Eurozone	Other	Total
Analysis of the amount charged to profit or loss
Current service cost[a]	48	160	62	23	293
Past service cost[b]	—	—	(1)	—	(1)
Settlement[b]	(1)	—	—	—	(1)
Operating charge (credit) relating to defined benefit plans	47	160	61	23	291
Payments to defined contribution plans	161	192	8	35	396
Total operating charge (credit)	208	352	69	58	687
Interest income on plan assets[a]	(1,218)	(267)	(70)	(49)	(1,604)
Interest on plan liabilities	909	283	184	60	1,436
Other finance (income) expense	(309)	16	114	11	(168)
Analysis of the amount recognized in other comprehensive income
Actual asset return less interest income on plan assets	(2,388)	(239)	65	83	(2,479)
Change in financial assumptions underlying the present value of the plan liabilities	1,496	403	103	(48)	1,954
Change in demographic assumptions underlying the present value of the plan liabilities	194	(8)	1	2	189
Experience gains and losses arising on the plan liabilities	15	(34)	2	(7)	(24)
Remeasurements recognized in other comprehensive income	(683)	122	171	30	(360)
Movements in benefit obligation during the year
Benefit obligation at 1 January	19,579	5,837	5,537	1,371	32,324
Exchange adjustments	(352)	—	(355)	(66)	(773)
Operating charge relating to defined benefit plans	47	160	61	23	291
Interest cost	909	283	184	60	1,436
Contributions by plan participants	7	—	2	7	16
Benefit payments (funded plans)[c]	(1,153)	(243)	(89)	(427)	(1,912)
Benefit payments (unfunded plans)[c]	(8)	(152)	(232)	(12)	(404)
Disposals	—	—	—	(2)	(2)
Remeasurements	(1,705)	(361)	(106)	53	(2,119)
Benefit obligation at 31 Decembera d	17,324	5,524	5,002	1,007	28,857
Movements in fair value of plan assets during the year
Fair value of plan assets at 1 January	26,046	5,474	2,052	1,244	34,816
Exchange adjustments	(473)	—	(139)	(61)	(673)
Interest income on plan assetsa e	1,218	267	70	49	1,604
Contributions by plan participants	7	—	2	7	16
Contributions by employers (funded plans)	9	—	46	14	69
Benefit payments (funded plans)[c]	(1,153)	(243)	(89)	(427)	(1,912)
Remeasurements[e]	(2,388)	(239)	65	83	(2,479)
Fair value of plan assets at 31 December[f]	23,266	5,259	2,007	909	31,441
Surplus (deficit) at 31 December	5,942	(265)	(2,995)	(98)	2,584
Represented by
Asset recognized	6,083	1,009	273	92	7,457
Liability recognized	(141)	(1,274)	(3,268)	(190)	(4,873)
	5,942	(265)	(2,995)	(98)	2,584
The surplus (deficit) may be analysed between funded and unfunded plans as follows
Funded	6,083	1,009	261	48	7,401
Unfunded	(141)	(1,274)	(3,256)	(146)	(4,817)
	5,942	(265)	(2,995)	(98)	2,584
The defined benefit obligation may be analysed between funded and unfunded plans as follows
Funded	(17,183)	(4,250)	(1,746)	(861)	(24,040)
Unfunded	(141)	(1,274)	(3,256)	(146)	(4,817)
	(17,324)	(5,524)	(5,002)	(1,007)	(28,857)
aThe costs of managing plan investments are offset against the investment return, the costs of administering pension plan benefits are generally included in current service cost and the costs of administering other post-employment benefit plans are included in the benefit obligation. Following the closure of the primary UK pension plan, current service cost in the UK consists of $38 million of costs of administering that plan and $10 million of current service cost from the remaining small worldwide plans administered and reported through the UK.
bPast service costs predominantly reflect minor plan changes in France. Settlements represent changes in small worldwide plans administered and reported throughout the UK.
cThe benefit payments amount shown above comprises $1,907 million benefits and $352 million settlements relating to the buy-out in Canada, plus $57 million of plan expenses incurred in the administration of the benefit.
dThe benefit obligation for the US is made up of $4,428 million for pension liabilities and $1,096 million for other post-employment benefit liabilities (which are unfunded and are primarily retiree medical liabilities). The benefit obligation for the Eurozone includes $3,086 million for pension liabilities in Germany which is largely unfunded.
eThe actual return on plan assets is made up of the sum of the interest income on plan assets and the remeasurement of plan assets as disclosed above.
fThe fair value of plan assets includes borrowings related to the LDI programme as described on page 189.

bp Annual Report and Form 20-F 2024	191

Financial statements
24. Pensions and other post-employment benefits – continued

					$ million
					2023
	UK	US	Eurozone	Other	Total
Analysis of the amount charged to profit or loss
Current service cost[a]	44	156	47	21	268
Past service cost[b]	4	—	5	(2)	7
Settlement[b]	—	—	—	3	3
Operating charge (credit) relating to defined benefit plans	48	156	52	22	278
Payments to defined contribution plans	132	158	7	36	333
Total operating charge (credit)	180	314	59	58	611
Interest income on plan assets[a]	(1,259)	(274)	(78)	(56)	(1,667)
Interest on plan liabilities	869	297	194	66	1,426
Other finance (income) expense	(390)	23	116	10	(241)
Analysis of the amount recognized in other comprehensive income
Actual asset return less interest income on plan assets	(677)	45	82	28	(522)
Change in financial assumptions underlying the present value of the plan liabilities	(649)	28	(508)	(24)	(1,153)
Change in demographic assumptions underlying the present value of the plan liabilities	(230)	(5)	8	—	(227)
Experience gains and losses arising on the plan liabilities	(320)	45	(84)	(1)	(360)
Remeasurements recognized in other comprehensive income	(1,876)	113	(502)	3	(2,262)
Movements in benefit obligation during the year
Benefit obligation at 1 January	17,480	5,880	4,799	1,343	29,502
Exchange adjustments	1,056	—	215	30	1,301
Operating charge relating to defined benefit plans	48	156	52	22	278
Interest cost	869	297	194	66	1,426
Contributions by plan participants	6	—	2	5	13
Benefit payments (funded plans)[c]	(1,071)	(262)	(79)	(81)	(1,493)
Benefit payments (unfunded plans)[c]	(8)	(166)	(230)	(25)	(429)
Reclassified as assets held for sale	—	—	—	(14)	(14)
Remeasurements	1,199	(68)	584	25	1,740
Benefit obligation at 31 Decembera d	19,579	5,837	5,537	1,371	32,324
Movements in fair value of plan assets during the year
Fair value of plan assets at 1 January	25,047	5,417	1,877	1,186	33,527
Exchange adjustments	1,462	—	81	39	1,582
Interest income on plan assetsa e	1,259	274	78	56	1,667
Contributions by plan participants	6	—	2	5	13
Contributions by employers (funded plans)	20	—	11	11	42
Benefit payments (funded plans)[c]	(1,071)	(262)	(79)	(81)	(1,493)
Remeasurements[e]	(677)	45	82	28	(522)
Fair value of plan assets at 31 December[f]	26,046	5,474	2,052	1,244	34,816
Surplus (deficit) at 31 December	6,467	(363)	(3,485)	(127)	2,492
Represented by
Asset recognized	6,631	1,133	120	64	7,948
Liability recognized	(164)	(1,496)	(3,605)	(191)	(5,456)
	6,467	(363)	(3,485)	(127)	2,492
The surplus (deficit) may be analysed between funded and unfunded plans as follows
Funded	6,631	1,133	104	29	7,897
Unfunded	(164)	(1,496)	(3,589)	(156)	(5,405)
	6,467	(363)	(3,485)	(127)	2,492
The defined benefit obligation may be analysed between funded and unfunded plans as follows
Funded	(19,415)	(4,341)	(1,948)	(1,215)	(26,919)
Unfunded	(164)	(1,496)	(3,589)	(156)	(5,405)
	(19,579)	(5,837)	(5,537)	(1,371)	(32,324)
aThe costs of managing plan investments are offset against the investment return, the costs of administering pension plan benefits are generally included in current service cost and the costs of administering other post-employment benefit plans are included in the benefit obligation. Following the closure of the primary UK pension plan, current service cost in the UK consists of $34 million of costs of administering that plan and $10 million of current service cost from the remaining small worldwide plans administered and reported through the UK.
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
dThe benefit obligation for the US is made up of $4,527 million for pension liabilities and $1,310 million for other post-employment benefit liabilities (which are unfunded and are primarily retiree medical liabilities). The benefit obligation for the Eurozone includes $3,393 million for pension liabilities in Germany which is largely unfunded.
eThe actual return on plan assets is made up of the sum of the interest income on plan assets and the remeasurement of plan assets as disclosed above.
fThe fair value of plan assets includes borrowings related to the LDI programme as described on page 189.

192	bp Annual Report and Form 20-F 2024
24. Pensions and other post-employment benefits – continued

					$ million
					2022
	UK	US	Eurozone	Other	Total
Analysis of the amount charged to profit or loss
Current service cost[a]	41	219	87	25	372
Past service cost[b]	23	—	(1)	(21)	1
Settlement[b]	(8)	—	—	(4)	(12)
Operating charge (credit) relating to defined benefit plans	56	219	86	—	361
Payments to defined contribution plans	110	132	6	36	284
Total operating charge (credit)	166	351	92	36	645
Interest income on plan assets[a]	(694)	(189)	(34)	(44)	(961)
Interest on plan liabilities	529	217	85	61	892
Other finance (income) expense	(165)	28	51	17	(69)
Analysis of the amount recognized in other comprehensive income
Actual asset return less interest income on plan assets	(12,955)	(1,581)	(507)	(151)	(15,194)
Change in financial assumptions underlying the present value of the plan liabilities	11,531	2,195	1,903	221	15,850
Change in demographic assumptions underlying the present value of the plan liabilities	47	—	(14)	(15)	18
Experience gains and losses arising on the plan liabilities	(146)	(15)	(159)	(14)	(334)
Remeasurements recognized in other comprehensive income	(1,523)	599	1,223	41	340
aThe costs of managing plan investments are offset against the investment return, the costs of administering pension plan benefits are generally included in current service cost and the costs of administering other post-employment benefit plans are included in the benefit obligation. Following the closure of the primary UK pension plan, current service cost in the UK consists of $30 million of costs of administering that plan and $11 million of current service cost from the remaining small worldwide plans administered and reported through the UK.
bPast service costs predominantly represent largely offsetting income and costs due to the removal of some benefits for members in Turkish plans and their replacement with new arrangements administered and reported through the UK. Settlements reflect costs associated with buyouts in Canada and in certain other small worldwide plans administered and reported through the UK.
Sensitivity analysis
The discount rate, inflation and the mortality assumptions all have a significant effect on the amounts reported. A one-percentage point change, in isolation, in certain assumptions as at 31 December 2024 for the group’s pensions and other post-employment benefit expense would have had the effects shown in the tables below. The effects shown for the expense in 2025 comprise the total of current service cost and net finance income or expense.

						$ million
					One percentage point
	UK		US		Eurozone
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate[a]
Effect on expense in 2025	(180)	162	(41)	46	(11)	7
Effect on obligation at 31 December 2024	(1,817)	2,219	(411)	578	(567)	691
Inflation rate[b]
Effect on expense in 2025	81	(77)	7	(6)	32	(26)
Effect on obligation at 31 December 2024	1,460	(1,390)	38	(32)	532	(460)
aThe amounts presented reflect that the discount rate is used to determine the asset interest income as well as the interest cost on the obligation.
bThe amounts presented reflect the total impact of an inflation rate change on the assumptions for rate of increase in salaries, pensions in payment and deferred pensions.

			$ million
		One year increase
	UK	US	Eurozone
Longevity
Effect on expense in 2025	32	3	9
Effect on obligation at 31 December 2024	582	54	196
Estimated future benefit payments and the weighted average duration of defined benefit obligations
The expected benefit payments, which reflect expected future service, as appropriate, but exclude plan expenses, and the weighted average duration of the defined benefit obligations at 31 December 2024 are as follows:

					$ million
Estimated future benefit payments	UK	US	Eurozone	Other	Total
2025	1,081	464	305	80	1,930
2026	1,107	452	295	76	1,930
2027	1,127	453	293	76	1,949
2028	1,140	443	289	77	1,949
2029	1,160	446	284	77	1,967
2030 - 2034	5,892	2,260	1,317	399	9,868
					Years
Weighted average duration	11.7	8.8	13.3	12.5

bp Annual Report and Form 20-F 2024	193

Financial statements
25. Cash and cash equivalents

		$ million
	2024	2023
Cash	16,414	16,683
Triparty repos and term bank deposits	14,453	9,788
Other cash equivalents	8,337	6,559
	39,204	33,030
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
Cash and cash equivalents at 31 December 2024 includes $4,844 million (2023 $5,282 million) that is restricted. The restricted cash balances include amounts required to cover initial margin on trading exchanges and certain cash balances which are subject to exchange controls.
The group holds $5,774 million (2023 $7,174 million) of cash and cash equivalents outside the UK and it is not expected that any significant tax will arise on repatriation.
26. Finance debt

						$ million
			2024			2023
	Current	Non-current	Total	Current	Non-current	Total
Borrowings	4,474	55,073	59,547	3,284	48,670	51,954
The main elements of current borrowings are the current portion of long-term borrowings that is due to be repaid in the next 12 months of $3,793 million
(2023 $2,688 million) and issued commercial paper of $500 million (2023 $456 million). Finance debt does not include accrued interest of $585 million
(2023 $495 million), which is reported within other payables.
The following table shows the weighted-average interest rates achieved through a combination of borrowings and derivative financial instruments entered into to manage interest rate and currency exposures.

		Fixed rate debt		Floating rate debt		Total
	Weighted average interest rate %	Weighted average time for which rate is fixed Years	Amount $ million	Weighted average interest rate %	Amount $ million	Amount $ million
						2024
US dollar	4	8	41,145	5	17,847	58,992
Other currencies	6	3	396	6	159	555
			41,541		18,006	59,547

						2023
US dollar	4	13	33,511	8	18,134	51,645
Other currencies	6	7	205	10	104	309
			33,716		18,238	51,954
Fair values
The estimated fair value of finance debt is shown in the table below together with the carrying amount as reflected in the balance sheet.
Long-term borrowings in the table below include the portion of debt that matures in the 12 months from 31 December 2024, whereas in the group balance sheet the amount is reported within current finance debt.
The carrying amount of the group’s short-term borrowings, comprising mainly of commercial paper, approximates their fair value. The fair values of the significant majority of the group’s long-term borrowings are determined using quoted prices in active markets, and so fall within level 1 of the fair value hierarchy. Where quoted prices are not available, quoted prices for similar instruments in active markets are used and such measurements are therefore categorized in level 2 of the fair value hierarchy.

				$ million
		2024		2023
	Fair value	Carrying amount	Fair value	Carrying amount
Short-term borrowings	681	681	596	596
Long-term borrowings	54,285	58,866	48,199	51,358
Total finance debt	54,966	59,547	48,795	51,954

194	bp Annual Report and Form 20-F 2024
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
balance sheet within the headings ‘Derivative financial instruments’. All components of equity are included in the denominator of the calculation.
At 31 December 2024, gearing was 22.7% (2023 19.7%).

		$ million
At 31 December	2024	2023
Finance debt	59,547	51,954
Less: fair value asset (liability) of hedges related to finance debt[a]	(2,654)	(1,988)
	62,201	53,942
Less: cash and cash equivalents	39,204	33,030
Net debt	22,997	20,912
Total equity	78,318	85,493
Gearing	22.7%	19.7%
aDerivative financial instruments entered into for the purpose of managing foreign currency exchange risk associated with net debt with a fair value liability position of $166 million (2023 liability of $73 million) are not included in the calculation of net debt shown above as hedge accounting was not applied for these instruments.
Certain subsidiaries in the group have externally imposed capital requirements and have been in compliance with these requirements throughout the year.
An analysis of changes in liabilities arising from financing activities is provided below.

					$ million
	Finance debt	Currency swaps[a]	Lease liabilities	Net partner payable for leases entered into on behalf of joint operations	Total liabilities arising from financing activities
At 1 January 2024	51,954	2,978	11,121	30	66,083
Exchange adjustments	(39)	—	(272)	(1)	(312)
Net financing cash flow	4,761	(27)	(2,833)	(14)	1,887
Fair value (gains) losses	(840)	1,162	—	—	322
New and remeasured leases/joint operations payables	—	—	3,441	24	3,465
Other movements[b]	3,711	—	543	(2)	4,252
At 31 December 2024	59,547	4,113	12,000	37	75,697

At 1 January 2023	46,944	5,312	8,549	42	60,847
Exchange adjustments	33	—	132	1	166
Net financing cash flow	3,040	(213)	(2,560)	(22)	245
Fair value (gains) losses	1,389	(2,065)	—	—	(676)
New and remeasured leases/joint operations payables	—	—	4,956	10	4,966
Other movements[c]	548	(56)	44	(1)	535
At 31 December 2023	51,954	2,978	11,121	30	66,083
aCurrency swaps include cross currency interest rate swaps.
bIncludes $3,726 million of finance debt and $585 million of lease liabilities acquired as part of the Lightsource bp and bp Bunge Bioenergia business combinations.
cIncludes $545 million of finance debt acquired as part of the TravelCenters of America business combination.
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
In addition to the liabilities included in the table above the group has accrued $922 million (2023 $746 million) at the balance sheet date for shares repurchased between the end of the reporting period and 11 February 2025. $7,127 million (2023 $7,918 million) is included in financing activities in the group cash flow statement for the cash used to repurchase shares during the year.

bp Annual Report and Form 20-F 2024	195

Financial statements
28. Leases
The group leases a number of assets as part of its activities. This primarily includes drilling rigs in the oil production & operations and gas & low carbon energy segments and retail service stations, oil depots and storage tanks in the customer & products segment as well as office accommodation and vessel charters across the group. The weighted-average remaining lease term for the total lease portfolio is around 8 years (2023 7 years). Some leases have payments that vary with market interest or inflation rates. Certain leases contain residual value guarantees, which may be triggered in certain circumstances such as if market values have significantly declined at the conclusion of the lease.
The table below shows the timing of the undiscounted cash outflows for the lease liabilities included on the balance sheet.

		$ million
	2024	2023
Undiscounted lease liability cash flows due:
Within 1 year	3,237	3,038
1 to 2 years	2,418	2,177
2 to 3 years	1,798	1,386
3 to 4 years	1,394	1,139
4 to 5 years	1,099	947
5 to 10 years	3,039	3,045
Over 10 years	1,283	1,348
	14,268	13,080
Impact of discounting	(2,268)	(1,959)
Lease liabilities at 31 December	12,000	11,121
Of which – current	2,660	2,650
– non-current	9,340	8,471
The group may enter into lease arrangements a number of years before taking control of the underlying asset due to construction lead times or to secure future operational requirements. The total undiscounted amount for future commitments for leases not yet commenced as at 31 December 2024 is $5,311 million (2023 $5,507 million). The majority of this future commitment relates to the floating LNG vessel to service the Greater Tortue Ahmeyim project from 2025.

		$ million
	2024	2023
Total cash outflow for amounts included in lease liabilities	3,283	2,904
Expense for variable payments not included in the lease liability[a]	45	27
Short-term lease expense[a]	499	657
Additions to right-of-use assets in the period	3,781	5,015
aThe cash outflows for amounts not included in lease liabilities approximate the income statement expenses disclosed above.
An analysis of right-of-use assets and depreciation is provided in Note 12. An analysis of lease interest expense is provided in Note 7.
29. Financial instruments and financial risk factors
The accounting classification of each category of financial instruments and their carrying amounts are set out below.

					$ million
At 31 December 2024	Note	Measured at amortized cost	Mandatorily measured at fair value through profit or loss	Derivative hedging instruments	Total carrying amount
Financial assets
Other investments	18	26	1,431	—	1,457
Loans		1,807	377	—	2,184
Trade and other receivables	20	27,148	—	—	27,148
Derivative financial instruments	30	—	21,226	—	21,226
Cash and cash equivalents	25	32,547	6,657	—	39,204
Financial liabilities
Trade and other payables	22	(61,298)	—	—	(61,298)
Derivative financial instruments	30	—	(20,224)	(2,655)	(22,879)
Accruals		(7,397)	—	—	(7,397)
Lease liabilities	28	(12,000)	—	—	(12,000)
Finance debt	26	(59,547)	—	—	(59,547)
		(78,714)	9,467	(2,655)	(71,902)

196	bp Annual Report and Form 20-F 2024
29. Financial instruments and financial risk factors – continued

					$ million
At 31 December 2023	Note	Measured at amortized cost	Mandatorily measured at fair value through profit or loss	Derivative hedging instruments	Total carrying amount
Financial assets
Other investments	18	26	3,006	—	3,032
Loans		1,725	457	—	2,182
Trade and other receivables	20	31,354	—	—	31,354
Derivative financial instruments	30	—	22,444	119	22,563
Cash and cash equivalents	25	27,804	5,226	—	33,030
Financial liabilities
Trade and other payables	22	(65,516)	—	—	(65,516)
Derivative financial instruments	30	—	(13,545)	(2,107)	(15,652)
Accruals		(7,837)	—	—	(7,837)
Lease liabilities	28	(11,121)	—	—	(11,121)
Finance debt	26	(51,954)	—	—	(51,954)
		(75,519)	17,588	(1,988)	(59,919)
The fair value of finance debt is shown in Note 26. For all other financial instruments within the scope of IFRS 9, the carrying amount is either the fair value, or approximates the fair value.
Information on gains and losses on derivative financial assets and financial liabilities classified as measured at fair value through profit or loss is provided in the derivative gains and losses section of Note 30. Fair value gains and losses related to other assets and liabilities classified as measured at fair value through profit or loss totalled a net gain of $1 million (2023 net loss of $11 million and 2022 net loss of $238 million). Dividend income of $24 million (2023
$18 million and 2022 $14 million) from investments in equity instruments classified as measured at fair value through profit or loss is presented within other income.
Interest income and expenses arising on financial instruments are disclosed in Note 7.
Financial risk factors
The group is exposed to a number of different financial risks arising from ordinary business exposures as well as its use of financial instruments including market risks relating to commodity prices; foreign currency exchange rates and interest rates; credit risk; and liquidity risk.
The group financial risk committee (GFRC) advises the chief financial officer (CFO) who oversees the management of these risks. The GFRC is chaired by the CFO and consists of a group of senior managers including the EVP supply, trading and shipping and SVPs treasury, tax, accounting reporting control and planning & performance management. The purpose of the committee is to advise on financial risks and the appropriate financial risk governance framework for the group. The committee provides assurance to the CFO and the chief executive officer (CEO), and via the CEO to the board, that the group’s financial risk-taking activity is governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.
The group’s trading activities in the oil, natural gas, LNG and power markets are managed within the supply, trading and shipping business. Treasury holds foreign exchange and interest-rate products in the financial markets to hedge group exposures related to debt and hybrid bond issuance; the compliance, control and risk management processes for these activities are managed within the treasury business. All other foreign exchange and interest rate activities within financial markets are performed within the supply, trading and shipping business and are also underpinned by the compliance, control and risk management infrastructure common to the activities of bp’s supply, trading and shipping business. All derivative activity is carried out by specialist teams that have the appropriate skills, experience and supervision. These teams are subject to close financial and management control.
The supply, trading and shipping business maintains formal governance processes that provide oversight of market risk, credit risk and operational risk associated with trading activity. A policy and risk committee approves value-at-risk delegations, reviews incidents and validates risk-related policies, methodologies and procedures. A commitments committee approves the trading of new products, instruments and strategies and material commitments.
In addition, the supply, trading and shipping business undertakes derivative activity for risk management purposes under a control framework as described more fully below.
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
(i) Commodity price risk
The group’s supply, trading and shipping business is responsible for delivering value across the overall crude, oil products, gas, LNG and power supply chains. As such, it routinely enters into spot and term physical commodity contracts in addition to optimising physical storage, pipeline and transportation capacity. These activities expose the group to commodity price risk which is managed by entering into oil, natural gas and power swaps, options and futures.
The group measures market risk exposure arising from its risk managed trading positions using value-at-risk techniques based on Monte Carlo simulation models. These techniques make a statistical assessment of the market risk arising from possible future changes in market prices over a one-day holding period within a 95% confidence level. Risk managed trading activity is subject to value-at-risk and other limits for each trading activity and the aggregate of

bp Annual Report and Form 20-F 2024	197

Financial statements
29. Financial instruments and financial risk factors – continued
all trading activity. The calculation of potential changes in value within the risk managed period considers positions, historical price movements and the correlation of these price movements. Models are regularly reviewed against actual fair value movements to ensure integrity is maintained. The value-at-
risk measure is supplemented by stress testing and scenario analysis through simulating the financial impact of certain physical, economic and geo-
political scenarios. The value-at-risk measure in respect of the aggregated risk managed trading positions at 31 December 2024 was $42 million (2023 $26 million) whereas the average value-at-risk measure for the period was $35 million (2023 $49 million). This measure incorporates the effect of diversification reflecting the offsetting risks across the trading portfolio. Alternative measures are used to monitor exposures which are not risk managed and for which value-at-risk techniques are not appropriate.
(ii) Foreign currency exchange risk
Since bp has global operations, fluctuations in foreign currency exchange rates can have a significant effect on the group’s reported results and future expenditure commitments. The effects of most exchange rate fluctuations are absorbed in business operating results through changing cost competitiveness, lags in market adjustment to movements in rates and translation differences accounted for on specific transactions. For this reason, the total effect of exchange rate fluctuations is not identifiable separately in the group’s reported results. The main underlying economic currency of the group’s cash flows is the US dollar. This is because bp’s major product, oil, is priced internationally in US dollars. bp’s foreign currency exchange management policy is to limit economic and material transactional exposures arising from currency movements against the US dollar. The group co-
ordinates the handling of foreign currency exchange risks centrally, by netting off naturally-occurring opposite exposures wherever possible and then managing any material residual foreign currency exchange risks.
Most of the group’s borrowings are in US dollars or are hedged with respect to the US dollar. At 31 December 2024, the total foreign currency borrowings not swapped into US dollars amounted to $555 million (2023 $309 million). The group also has in issue perpetual subordinated hybrid bonds in euro, sterling and US dollars. Whilst the contractual terms of these instruments allow the group to defer coupon payments and the repayment of principal indefinitely, the group has chosen to manage the foreign currency exposure relating to the non-US dollar hybrid bonds to their respective first call periods.
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
During the year, hedge accounting was applied to foreign currency exposure to highly probable forecast capital expenditure commitments. The group fixes the US dollar cost of non-US dollar supplies by using currency forwards for the highly probable forecast capital expenditure. At 31 December 2024 the most significant open contracts in place were for USD equivalent amounts of $92 million sterling (2023 $296 million sterling).
Where the group enters into foreign currency exchange contracts for entrepreneurial trading purposes the activity is controlled using trading value-at-risk techniques as explained in (i) commodity price risk above.
(iii) Interest rate risk
bp is also exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments, principally finance debt. While the group issues debt and hybrid bonds in a variety of currencies based on market opportunities, it uses derivatives to swap the economic exposure to a floating rate basis, mainly to US dollar floating, but in certain defined circumstances maintains a US dollar fixed rate exposure for a proportion of debt. The proportion of floating rate debt net of interest rate swaps at 31 December 2024 was 30% of total finance debt outstanding (2023 35%). The weighted average interest rate on finance debt at 31 December 2024 was 5% (2023 5%) and the weighted average maturity of fixed rate debt was eight years (2023 thirteen years).
The group’s earnings are sensitive to changes in interest rates on the element of the group’s finance debt that is contractually floating rate or has been swapped to floating rates. If the interest rates applicable to these floating rate instruments of $18,006 million (2023 $18,238 million) (see Note 26) were to have changed by one percentage point on 1 January 2025, it is estimated that the group’s finance costs for 2025 would change by approximately $180 million (2023 $182 million).
(b) Credit risk
Credit risk is the risk that a customer or counterparty to a financial instrument will fail to perform or fail to pay amounts due causing financial loss to the group and arises from cash and cash equivalents, derivative financial instruments and deposits with financial institutions and principally from credit exposures to customers relating to outstanding receivables. Credit exposure also exists in relation to guarantees issued by group companies under which the outstanding exposure incremental to that recognized on the balance sheet at 31 December 2024 was $655 million (2023 $1,655 million) in respect of liabilities of joint ventures and associates and $585 million (2023 $598 million) in respect of liabilities of other third parties. An amount of $146 million
(2023 $201 million) is recorded as a liability at 31 December 2024 in relation to these guarantees. For all guarantees, maturity dates vary, and the guarantees will terminate on payment and/or cancellation of the obligation. In general, a payment under the guarantee contract would be triggered by failure of the guaranteed party to fulfil its obligation covered by the guarantee.

198	bp Annual Report and Form 20-F 2024
29. Financial instruments and financial risk factors – continued
The group has a credit policy, approved by the CFO, that is designed to ensure that consistent processes are in place throughout the group to measure and control credit risk. Credit risk is considered as part of the risk-reward balance of doing business. On entering into any business contract the extent to which the arrangement exposes the group to credit risk is considered. Key requirements of the policy include segregation of credit approval authorities from any sales, marketing or trading teams authorized to incur credit risk; the establishment of credit systems and processes to ensure that all counterparty exposure is rated and that all counterparty exposure and limits can be monitored and reported; and the timely identification and reporting of any non-
approved credit exposures and credit losses. While each segment is responsible for its own credit risk management and reporting consistent with group policy, treasury holds group-wide credit risk authority and oversight responsibility for exposure to banks and financial institutions.
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
The maximum credit exposure associated with financial assets is equal to the carrying amount. The group does not aim to remove credit risk entirely but expects to experience a certain level of credit losses. As at 31 December 2024, the group had in place credit enhancements designed to mitigate approximately $9.2 billion (2023 $12.0 billion) of credit risk of which approximately $8.2 billion (2023 $10.7 billion) related to assets in the scope of IFRS 9's impairment requirements. Credit enhancements include standby and documentary letters of credit, bank guarantees, insurance and liens which are typically taken out with financial institutions who have investment grade credit ratings, or are liens over assets held by the counterparty of the related receivables. Reports are regularly prepared and presented to the GFRC that cover the group’s overall credit exposure and expected loss trends, exposure by segment, and overall quality of the portfolio.
Management information used to monitor credit risk, which reflects the impact of credit enhancements, indicates that the risk profile of financial assets which are subject to review for impairment under IFRS 9 is as set out in the table below.

		%
As at 31 December	2024	2023
AAA to AA-	12%	7%
A+ to A-	50%	59%
BBB+ to BBB-	16%	15%
BB+ to BB-	10%	7%
B+ to B-	8%	4%
CCC+ and below	4%	8%
Movements in the impairment provision for trade and other receivables are shown in Note 21.

bp Annual Report and Form 20-F 2024	199

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
collateral received or pledged, are also presented in the table to show the total net exposure of the group.

						$ million
	Gross amounts of recognized financial assets (liabilities)	Amounts set off	Net amounts presented on the balance sheet	Related amounts not set off in the balance sheet		Net amount
At 31 December 2024				Master netting arrangements	Cash collateral (received) pledged
Derivative assets	23,779	(2,553)	21,226	(5,624)	(362)	15,240
Derivative liabilities	(25,432)	2,553	(22,879)	5,624	294	(16,961)
Trade and other receivables	17,832	(9,445)	8,387	(1,532)	(206)	6,649
Trade and other payables	(20,289)	9,445	(10,844)	1,532	12	(9,300)
At 31 December 2023
Derivative assets	25,188	(2,625)	22,563	(3,436)	(1,245)	17,882
Derivative liabilities	(18,277)	2,625	(15,652)	3,436	263	(11,953)
Trade and other receivables	17,867	(7,789)	10,078	(1,141)	(633)	8,304
Trade and other payables	(16,284)	7,789	(8,495)	1,141	44	(7,310)
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
It is normal practice in the oil and gas supply and trading business for customers and suppliers to utilize letters of credit (LCs) facilities to mitigate credit and non-performance risk. Consequently, LCs facilitate active trading in a global market where credit and performance risk can be significant. In common with the industry, bp routinely provides LCs to some of its suppliers.
The group has committed LC facilities totalling $12,130 million (2023 $13,180 million), allowing LCs to be issued for a maximum 24-month duration. The facilities are held with 16 international banks.
In certain circumstances, the supplier has the option to request accelerated payment from the LC provider in order to further reduce their exposure. bp’s payments are made to the provider of the LC rather than the supplier according to the original contractual payment terms. At 31 December 2024, a portion of the group’s trade payables which were subject to the LC arrangements were payable to LC providers, with no material exposure to any individual provider. If these facilities were not available, this could result in renegotiation of payment terms with suppliers such that payment terms were shorter.
The group sometimes uses promissory notes to pay its suppliers and other counterparties. This is primarily done to facilitate the counterparty accelerating its cash inflow without also accelerating the group’s related cash outflow. For instance, if a supplier to the group’s supply, trading and shipping business would like prepayment or early-payment for a supply of goods, the group may issue a promissory note (payable at a future date) in favour of that supplier on the supplier’s desired cash inflow date, which that supplier can then convert to cash by selling it to a finance provider on the same-day. The majority of promissory notes the group issues accrue interest on the principal amount of the note at a fixed rate stated on the note from issuance to maturity. This is done to give the supplier or other counterparty certainty about the amount they will receive when they sell the note. It also gives the group flexibility to select the maturity date of the note without that impacting the net present value of the note on its issuance date. The maturity date the group selects for any promissory note that is for the purchase of goods by its supply and trading business will be no more than 60 days after the group takes (or expects to take) title to those goods.
A portion of the group's trade payables form part of a reverse factoring arrangement with select suppliers.
Suppliers’ participation in the reverse factoring arrangement is voluntary. Suppliers that participate have the option to receive early payment on invoices from the group’s external finance provider. If suppliers choose to receive early payment, they pay a fee to the finance provider. If they opt not to receive early payment, they will pay no fee to the finance provider and will be paid the full invoice amount on the invoice due date. The group provides data about invoices subject to the arrangement directly to the finance provider. This data includes the invoice due date and the maturity date for each invoice.  The invoice due date is the date the supplier would have been entitled to receive payment from the group had the invoice not been made subject to the reverse factoring arrangement. The maturity date, which is the date the group will settle that invoice by paying the finance provider, will, in some cases, be the same as the invoice due date. In other cases, it will be a date selected by the group that is no more than 60 days after the group has taken title to the goods to which the invoice relates. If the group selects a maturity date that is after the invoice due date, the group pays the finance provider a fee.
Management does not consider the reverse factoring arrangement to result in excessive concentrations of liquidity risk, in part because the finance provider has the option to (and does) sub-participate portions of the financings to other finance providers. The arrangements have been established for a variety of reasons, including to ease the administrative burden of managing high volumes of invoices from some suppliers, to facilitate some suppliers having the option to accelerate when they receive payment or, often at a lower cost than that supplier’s usual cost of borrowing, and, in some cases, to manage the working capital and reduce volatility in cash flow of the group’s supply and trading business. The group has not derecognised the original trade payables relating to the arrangements because the original liability is not substantially modified on entering into the arrangements.

200	bp Annual Report and Form 20-F 2024
29. Financial instruments and financial risk factors – continued
Additional information about the group’s trade payables that are subject to supplier finance arrangements is provided in the table below.

			2024
	Letters of Credit	Promissory Notes	Reverse Factoring Arrangements
Carrying amount of liabilities ($ million)
Presented within trade and other payables[a]	7,431	1,778	390
of which suppliers have received payment from the financial institution[b]	7,016	1,778	390
Range of payment due dates (days)
Liabilities that are part of the arrangement[b]	8 to 57	30 to 60	30 to 60
Trade payables that are not part of the arrangement	6 to 60	6 to 60	6 to 60
aLetters of credit, promissory notes and reverse factoring arrangements related to amounts presented within trade and other payables in 2023 were $10,066 million, $953 million and $nil respectively.
bThe group applied transitional relief available under IAS 7 and has not provided comparative information in the first year of adoption.
The group does not provide any collateral to the external finance provider.
There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement in either period.
There were no significant non-cash changes in the carrying amount of financial liabilities subject to the supplier finance arrangements. The payments to the bank are included within operating cash flows because they continue to be part of the normal operating cycle of the group and their principal nature remains operating – i.e., payment for the purchase of goods and services.
If these facilities were not available, this could result in renegotiation of payment terms with suppliers such that settlement periods were shorter.
Standard & Poor’s Ratings long-term credit rating for bp is A- (stable) and Moody’s Investors Service rating is A1 (stable) and the Fitch Ratings' long-term credit rating is A+ (stable).
During 2024, $9 billion (2023 $6 billion) of long-term taxable bonds were issued with terms ranging from three to twelve years. In addition the group issued perpetual hybrid capital bonds and securities with a US dollar equivalent value of $4.3 billion (2023 $0.2 billion). Commercial paper is issued at competitive rates to meet short-term borrowing requirements as and when needed.
As a further liquidity measure, the group continues to maintain suitable levels of cash and cash equivalents, amounting to $39.2 billion at 31 December
2024 (2023 $33.0 billion), primarily invested with highly rated banks or money market funds and readily accessible at immediate and short notice. As at 31
December 2024, the group had substantial amounts of undrawn borrowing facilities available, consisting of an undrawn committed $8.0 billion credit facility and $4.0 billion of standby facilities. $7.8 billion of the credit facility was available for one year and $0.2 billion was available for less than 1 year.
$3.9 billion of the standby facilities were available for 3 years and $0.1 billion were available for 2 years. These facilities were unutilized and were held with
27 international banks. In January 2025, the committed credit facility and standby facilities were replaced by new borrowing facilities, consisting of an undrawn committed $8.0 billion credit facility and $4.0 billion of standby facilities. These new facilities are available for 5 years, are held with 33 international banks and borrowings via these facilities would be at pre-agreed rates
For further information on the group's sources and uses of cash see Liquidity and capital resources on page 316.
The group manages liquidity risk associated with derivative contracts, other than derivative hedging instruments, based on the expected maturities of both derivative assets and liabilities as indicated in Note 30. Management does not currently anticipate any cash flows, other than noted below, that could be of a significantly different amount or could occur earlier than the expected maturity analysis provided.

bp Annual Report and Form 20-F 2024	201

Financial statements
29. Financial instruments and financial risk factors – continued
The table below shows the timing of undiscounted cash outflows relating to finance debt, trade and other payables and accruals. As part of actively managing the group’s debt portfolio it is possible that cash flows in relation to finance debt could be accelerated from the profile provided.

								$ million
				2024				2023
	Trade and other payables[a]	Accruals	Finance debt	Interest on finance debt	Trade and other payables[a]	Accruals	Finance debt	Interest on finance debt
Within one year	53,663	6,071	4,402	2,490	56,852	6,527	3,054	2,394
1 to 2 years	1,670	260	4,716	2,217	1,876	329	3,820	2,151
2 to 3 years	1,177	150	6,449	1,947	1,158	147	4,767	1,907
3 to 4 years	1,139	130	5,649	1,678	1,178	135	5,367	1,666
4 to 5 years	1,138	125	3,928	1,447	1,141	121	5,778	1,396
5 to 10 years	3,889	375	17,301	4,877	5,028	382	12,939	4,894
Over 10 years	157	286	13,947	6,198	136	196	14,586	6,890
	62,833	7,397	56,392	20,854	67,369	7,837	50,311	21,298
a2024 includes $9,520 million (2023 $10,662 million) in relation to the Gulf of America oil spill, of which $8,383 million (2023 $9,520 million) matures in greater than one year.
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
leg, which amount to $24,206 million at 31 December 2024 (2023 $24,120 million) to be received on the same day as the related cash outflows.

		$ million
Cash outflows for derivative financial instruments at 31 December	2024	2023
Within one year	1,718	2,071
1 to 2 years	5,136	1,718
2 to 3 years	3,077	5,136
3 to 4 years	1,743	3,077
4 to 5 years	3,696	1,743
5 to 10 years	8,307	6,708
Over 10 years	2,486	4,092
	26,163	24,545
For further information on our derivative financial instruments, see Note 30.
30. Derivative financial instruments
In the ordinary course of business the group enters into derivative financial instruments (derivatives) to manage its normal business exposures in relation to commodity prices, foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt, consistent with its risk management policies and objectives. An outline of the group’s financial risks and the objectives and policies pursued in relation to those risks is set out in Note 29. Additionally, the group has a well-established entrepreneurial trading operation that is undertaken in conjunction with these activities using a similar range of contracts.
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

202	bp Annual Report and Form 20-F 2024
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
hierarchy.

				$ million
		2024		2023
	Fair value asset	Fair value liability	Fair value asset	Fair value liability
Derivatives held for trading
Currency derivatives	343	(1,738)	478	(1,511)
Oil price derivatives	1,350	(1,071)	1,859	(1,139)
Natural gas price derivatives	11,533	(10,506)	14,750	(6,708)
Power price derivatives	7,905	(6,893)	5,355	(4,187)
Other derivatives	95	(16)	2	—
	21,226	(20,224)	22,444	(13,545)
Cash flow hedges
Currency forwards	—	—	—	(1)
	—	—	—	(1)
Fair value hedges
Currency swaps	—	(2,651)	119	(2,102)
Interest rate swaps	—	(4)	—	(4)
	—	(2,655)	119	(2,106)
	21,226	(22,879)	22,563	(15,652)
Of which – current	5,112	(4,347)	12,583	(5,250)
– non-current	16,114	(18,532)	9,980	(10,402)
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
Derivative assets held for trading have the following fair values and maturities.

							$ million
							2024
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
Currency derivatives	197	19	10	7	7	103	343
Oil price derivatives	1,004	156	78	53	55	4	1,350
Natural gas price derivatives	2,337	923	628	556	503	6,586	11,533
Power price derivatives	1,571	990	627	426	396	3,895	7,905
Other derivatives	4	4	—	85	—	2	95
	5,113	2,092	1,343	1,127	961	10,590	21,226

							$ million
							2023
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
Currency derivatives	95	31	38	33	28	253	478
Oil price derivatives	1,423	206	81	52	41	56	1,859
Natural gas price derivatives	8,705	1,412	625	458	426	3,124	14,750
Power price derivatives	2,339	961	513	360	250	932	5,355
Other derivatives	—	—	—	—	—	2	2
	12,562	2,610	1,257	903	745	4,367	22,444

bp Annual Report and Form 20-F 2024	203

Financial statements
30. Derivative financial instruments – continued
Derivative liabilities held for trading have the following fair values and maturities.

							$ million
							2024
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
Currency derivatives	(111)	(529)	(172)	(4)	(562)	(360)	(1,738)
Oil price derivatives	(975)	(65)	(16)	(6)	(9)	—	(1,071)
Natural gas price derivatives	(2,075)	(836)	(515)	(409)	(363)	(6,308)	(10,506)
Power price derivatives	(1,062)	(779)	(569)	(401)	(471)	(3,611)	(6,893)
Other derivatives	(6)	(1)	—	(9)	—	—	(16)
	(4,229)	(2,210)	(1,272)	(829)	(1,405)	(10,279)	(20,224)

							$ million
							2023
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
Currency derivatives	(341)	(3)	(405)	(166)	(7)	(589)	(1,511)
Oil price derivatives	(1,047)	(61)	(14)	(4)	(1)	(12)	(1,139)
Natural gas price derivatives	(2,126)	(796)	(473)	(348)	(293)	(2,672)	(6,708)
Power price derivatives	(1,692)	(666)	(413)	(306)	(227)	(883)	(4,187)
	(5,206)	(1,526)	(1,305)	(824)	(528)	(4,156)	(13,545)
The following table shows the fair value of derivative assets and derivative liabilities held for trading, analysed by maturity period and by methodology of fair value estimation. This information is presented on a gross basis, that is, before netting by counterparty.

							$ million
							2024
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
Fair value of derivative assets
Level 1	157	35	7	2	—	—	201
Level 2	5,037	1,457	551	330	134	107	7,616
Level 3	1,516	1,175	948	839	858	10,626	15,962
	6,710	2,667	1,506	1,171	992	10,733	23,779
Less: netting by counterparty	(1,597)	(575)	(163)	(44)	(31)	(143)	(2,553)
	5,113	2,092	1,343	1,127	961	10,590	21,226
Fair value of derivative liabilities
Level 1	(124)	(20)	(7)	(2)	—	—	(153)
Level 2	(4,491)	(1,868)	(625)	(189)	(717)	(289)	(8,179)
Level 3	(1,211)	(897)	(803)	(682)	(719)	(10,133)	(14,445)
	(5,826)	(2,785)	(1,435)	(873)	(1,436)	(10,422)	(22,777)
Less: netting by counterparty	1,597	575	163	44	31	143	2,553
	(4,229)	(2,210)	(1,272)	(829)	(1,405)	(10,279)	(20,224)
Net fair value	884	(118)	71	298	(444)	311	1,002

							$ million
							2023
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
Fair value of derivative assets
Level 1	98	41	11	1	—	—	151
Level 2	12,802	1,857	557	236	124	130	15,706
Level 3	1,765	1,063	784	699	638	4,263	9,212
	14,665	2,961	1,352	936	762	4,393	25,069
Less: netting by counterparty	(2,103)	(351)	(95)	(33)	(17)	(26)	(2,625)
	12,562	2,610	1,257	903	745	4,367	22,444
Fair value of derivative liabilities
Level 1	(70)	(44)	(11)	(1)	—	—	(126)
Level 2	(6,051)	(1,127)	(844)	(365)	(93)	(500)	(8,980)
Level 3	(1,188)	(706)	(545)	(491)	(452)	(3,682)	(7,064)
	(7,309)	(1,877)	(1,400)	(857)	(545)	(4,182)	(16,170)
Less: netting by counterparty	2,103	351	95	33	17	26	2,625
	(5,206)	(1,526)	(1,305)	(824)	(528)	(4,156)	(13,545)
Net fair value	7,356	1,084	(48)	79	217	211	8,899

204	bp Annual Report and Form 20-F 2024
30. Derivative financial instruments – continued
Level 3 derivatives
The following table shows the changes during the year in the net fair value of derivatives held for trading purposes within level 3 of the fair value hierarchy.

						$ million
	Oil price	Natural gas price	Power price	Currency	Other	Total
Fair value contracts at 1 January 2024	107	599	(120)	219	2	807
Gains (losses) recognized in the income statement	(26)	(90)	129	(193)	—	(180)
Purchases	—	—	31	—	—	31
Settlements	(38)	(100)	(377)	(14)	—	(529)
Transfers out of level 3	(13)	(15)	31	—	—	3
Net fair value of contracts at 31 December 2024	30	394	(306)	12	2	132
Deferred day-one gains (losses)						1,385
Derivative asset (liability)						1,517

						$ million
	Oil price	Natural gas price	Power price	Currency	Other	Total
Fair value contracts at 1 January 2023	28	905	(524)	61	44	514
Gains (losses) recognized in the income statement	79	19	379	161	29	667
Settlements	13	(320)	86	(3)	(71)	(295)
Transfers out of level 3	(13)	(5)	(61)	—	—	(79)
Net fair value of contracts at 31 December 2023	107	599	(120)	219	2	807
Deferred day-one gains (losses)						1,341
Derivative asset (liability)						2,148
The amount recognized in the income statement for the year relating to level 3 held-for-trading derivatives still held at 31 December 2024 was a $193 million loss (2023 $631 million gain related to derivatives still held at 31 December 2023).
Derivative gains and losses
The group enters into derivative contracts including futures, options, swaps and certain forward sales and forward purchases contracts, relating to both currency and commodity trading activities. Gains or losses arise on contracts entered into for risk management purposes, optimization activity and entrepreneurial trading. They also arise on certain contracts that are for normal procurement or sales activity for the group but that are required to be fair valued under accounting standards. These gains and losses are included within sales and other operating revenues in the income statement. Also included within this line item are gains and losses on inventory held for trading purposes. The total amount relating to all these items was a net gain of $9,726 million (2023 $19,786 million net gain). This number does not include gains and losses on the change in value of contracts which are not recognized under
IFRS such as transportation and storage contracts, but does include the associated financially settled contracts. The net amounts for actual gains and losses relating to these derivative contracts and all related items therefore differ significantly from the amounts disclosed above.
As outlined in Note 1 - Significant estimate and judgement: derivative financial instruments, LNG contracts are only recognised in the financial statements when associated cargoes are lifted. The embedded value in these contracts is not recognised and is subject to underlying commodity price volatility. bp generally price risk manages the exposure to LNG cargoes due for delivery in the near term where there is a liquid market. It does so on a portfolio basis using derivative instruments amongst other price risk management strategies. Under IFRS, these derivative instruments, which are subject to similar price volatility, are recorded at fair value through profit and loss at each reporting period, which creates an accounting mismatch in the financial statements between the accounting for LNG contracts and the derivatives used for risk management. For the year ended 31 December 2024, there were no material gains or losses recorded on the associated derivative positions. For the year ended 31 December 2023, there were material gains recognized on the associated derivative positions due to the movement in the underlying commodity prices. . For additional information, details of management’s internal measure of performance are given in the Group Performance Report on page 24 and on page 314.
The group also enters into derivative contracts relating to foreign currency risk management activities including contracts that the group has entered into to manage the foreign currency exposure relating to the non-US dollar hybrid bonds to their respective first call periods. The change in the unrealized value of these contracts was a net loss of $404 million (2023 $632 million net gain and 2022 $1,280 million net loss). Where the derivative is economically hedging finance debt, gains and losses on such derivative contracts are included within finance costs. Where the derivative is managing non-US hybrid bond exposure gains and loss are included within production and manufacturing expenses. Where these gains and losses arise on derivatives hedging finance debt they are largely offset by opposing net foreign exchange differences on retranslation of the associated non-US dollar debt. The net amounts for actual gains and losses relating to these derivative contracts and all related items therefore differ significantly from the amounts disclosed above.
Cash flow hedges
(i) Foreign currency risk of highly probable forecast capital expenditure
At 31 December 2024, the group held currency forwards designated as hedging instruments in cash flow hedge relationships of highly probable forecast non-US dollar capital expenditure. Note 29 outlines the group’s approach to foreign currency exchange risk management. When the highly probable forecast capital expenditure designated as a hedged item occurs, a non-financial asset is recognized and is presented within the fixed asset section of the balance sheet.
The group claims hedge accounting only for the spot value of the currency exposure in line with the strategy to fix the volatility in the spot exchange rate element. The fair value on the instrument attributable to forward points and foreign currency basis spreads is taken immediately to the income statement.

bp Annual Report and Form 20-F 2024	205

Financial statements
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
any net positions as hedged items in cash flow hedges of commodity price risk.
The tables below summarize the change in the fair value of hedging instruments and the hedged item used to calculate ineffectiveness in the period.

			$ million
	Change in fair value of hedging instrument used to calculate ineffectiveness	Change in fair value of hedged item used to calculate ineffectiveness	Hedge ineffectiveness recognized in profit or (loss)
At 31 December 2024
Cash flow hedges
Foreign exchange risk
Highly probable forecast capital expenditure	—	—	—
Commodity price risk
Highly probable forecast sales	155	(155)	—

At 31 December 2023
Cash flow hedges
Foreign exchange risk
Highly probable forecast capital expenditure	1	(1)	—
Commodity price risk
Highly probable forecast sales	1,065	(1,065)	—

206	bp Annual Report and Form 20-F 2024
30. Derivative financial instruments – continued
The tables below summarize the carrying amount and nominal amount of the derivatives designated as hedging instruments in cash flow hedge relationships.

	Carrying amount of hedging instrument		Nominal amounts of hedging instruments
	Assets	Liabilities
At 31 December 2024	$ million	$ million	$ million	mmBtu
Cash flow hedges
Foreign exchange risk
Highly probable forecast capital expenditure	—	—	95
Commodity price risk
Highly probable forecast sales	—	—		(209)

At 31 December 2023
Cash flow hedges
Foreign exchange risk
Highly probable forecast capital expenditure	—	(1)	318
Commodity price risk
Highly probable forecast sales	—	—		(392)
All hedging instruments are presented within derivative financial instruments on the group balance sheet.
All of the nominal amount of hedging instruments at 31 December 2024 and 2023 relating to highly probable forecast capital expenditure matures within
12 months of the relevant balance sheet date. All of the nominal amount of hedging instruments at 31 December 2024 and 31 December 2023 relating to highly probable forecast sales matures within 12 months of the relevant balance sheet date.
The table below summarizes the weighted average exchange rates and the weighted average sales price in relation to the derivatives designated as hedging instruments in cash flow hedge relationships at 31 December.

	Weighted average price/rate
	2024		2023
At 31 December	Forecast capital expenditure	Forecast sales	Forecast capital expenditure	Forecast sales
Sterling/US dollar	1.25		1.27
Euro/US dollar	1.04		1.11
Henry Hub $/mmBtu		3.38		4.02
Fair value hedges
At 31 December 2024, the group held interest rate and cross-currency interest rate swap contracts as fair value hedges of the interest rate risk and foreign currency risk arising from group fixed rate debt issuances. Note 29 outlines the group’s approach to interest rate and foreign currency exchange risk management. The interest rate swaps are used to convert US dollar denominated fixed rate borrowings into floating rate debt. The cross-currency interest rate swaps are used to convert sterling, euro, Australian dollar, Japanese yen, Swiss franc, Canadian dollar and Norwegian krone denominated fixed rate borrowings into US dollar floating rate debt. The group manages all risks derived from debt issuance, such as credit risk, however, the group applies hedge accounting only to certain components of interest rate and foreign currency risk in order to minimize hedge ineffectiveness. The interest rate and foreign currency exposures are identified and hedged on an instrument-by-instrument basis.
For interest rate exposures, the group designates as a fair value hedge the benchmark interest rate component only. This is an observable and reliably measurable component of interest rate risk. For foreign currency exposures, the group excludes from the designation the foreign currency basis spread component implicit in the cross-currency interest rate swaps. This is separately calculated at hedge designation, is recognized in other comprehensive income over the life of the hedge and amortized to the income statement on a straight-line basis, in accordance with the group’s policy on costs of hedging.

bp Annual Report and Form 20-F 2024	207

Financial statements
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
signage convention for changes in fair value presented in this table is consistent with that presented in Note 27.

			$ million
	Change in fair value of hedging instrument used to calculate ineffectiveness	Change in fair value of hedged item used to calculate ineffectiveness	Hedge ineffectiveness recognized in profit or (loss)
At 31 December 2024
Fair value hedges
Interest rate risk on finance debt	—	1	(1)
Interest rate and foreign currency risk on finance debt	927	(772)	(155)

At 31 December 2023
Fair value hedges
Interest rate risk on finance debt	—	—	—
Interest rate and foreign currency risk on finance debt	(1,417)	1,356	61
The tables below summarize the carrying amount of the derivatives designated as hedging instruments in fair value hedge relationships at 31 December.

			$ million
	Carrying amount of hedging instrument		Nominal amounts of hedging instruments
At 31 December 2024	Assets	Liabilities
Fair value hedges
Interest rate risk on finance debt	—	(4)	132
Interest rate and foreign currency risk on finance debt	—	(2,651)	15,887

At 31 December 2023
Fair value hedges
Interest rate risk on finance debt	—	(4)	387
Interest rate and foreign currency risk on finance debt	119	(2,102)	16,862
All hedging instruments are presented within derivative financial instruments on the group balance sheet  and are categorized within level 2 of the fair value hierarchy. Ineffectiveness arising on fair value hedges is included within finance costs in the income statement.

208	bp Annual Report and Form 20-F 2024
30. Derivative financial instruments – continued
The tables below summarize the profile by tenor of the nominal amount of the derivatives designated as hedging instruments in fair value hedge relationships at 31 December.

								$ million
At 31 December 2024	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Fair value hedges
Interest rate risk on finance debt	—	132	—	—	—	—	—	132
Interest rate and foreign currency risk on finance debt	1,614	1,819	1,346	1,627	1,047	6,521	1,913	15,887

At 31 December 2023
Fair value hedges
Interest rate risk on finance debt	239	—	148	—	—	—	—	387
Interest rate and foreign currency risk on finance debt	1,857	1,716	1,933	1,441	1,741	4,164	4,010	16,862
The table below summarizes the weighted average floating interest rate and the weighted average exchange rates in relation to the derivatives designated as hedging instruments in fair value hedge relationships at 31 December.

At 31 December		2024		2023
	Interest rate swaps	Cross-currency interest rate swaps	Interest rate swaps	Cross-currency interest rate swaps
Interest rate	5.45%	6.34%	3.49%	7.35%
Sterling/US dollar		1.28		1.27
Euro/US dollar		1.13		1.13
Canadian dollar/US dollar		0.78		0.78
Australian dollar/ US dollar		0.67		—
Japanese Yen/ US dollar		0.01		—
Swiss Franc/US dollar		1.18		—
The tables below summarize the carrying amount, and the accumulated fair value adjustments included within the carrying amount, of the hedged items designated in fair value hedge relationships at 31 December.

					$ million
	Carrying amount of hedged item		Accumulated fair value adjustment included in the carrying amount of hedged items
At 31 December 2024		Liabilities	Assets	Liabilities	Discontinued hedges
Fair value hedges
Interest rate risk on finance debt		(156)	3	—	(160)
Interest rate and foreign currency risk on finance debt		(16,295)	1,017	—	143

At 31 December 2023
Fair value hedges
Interest rate risk on finance debt		(426)	4	—	(237)
Interest rate and foreign currency risk on finance debt		(16,834)	1,512	—	—
The hedged item for all fair value hedges is presented within finance debt on the group balance sheet.

bp Annual Report and Form 20-F 2024	209

Financial statements
30. Derivative financial instruments – continued
Movement in reserves related to hedge accounting
The table below provides a reconciliation of the cash flow hedge and costs of hedging reserves on a pre-tax basis by risk category. The signage convention of this table is consistent with that presented in Note 32.

				$ million
	Cash flow hedge reserve
	Highly probable forecast capital expenditure	Highly probable forecast sales	Interest rate and foreign currency risk on finance debt	Total
At 1 January 2024	14	529	(182)	361
Recognized in other comprehensive income
Cash flow hedges marked to market	(1)	155	—	154
Cash flow hedges reclassified to the income statement - hedged item affected profit or loss	—	(686)	—	(686)
Costs of hedging marked to market	—	—	(2)	(2)
Costs of hedging reclassified to the income statement	—	—	(2)	(2)
	(1)	(531)	(4)	(536)
Cash flow hedges transferred to the balance sheet	(10)	—	—	(10)
At 31 December 2024	3	(2)	(186)	(185)

				$ million
	Cash flow hedge reserve
	Highly probable forecast capital expenditure	Highly probable forecast sales	Interest rate and foreign currency risk on finance debt	Total
At 1 January 2023	—	(108)	(104)	(212)
Recognized in other comprehensive income
Cash flow hedges marked to market	15	1,065	—	1,080
Cash flow hedges reclassified to the income statement - hedged item affected profit or loss	—	(428)	—	(428)
Costs of hedging marked to market	—	—	(67)	(67)
Costs of hedging reclassified to the income statement	—	—	(11)	(11)
	15	637	(78)	574
Cash flow hedges transferred to the balance sheet	(1)	—	—	(1)
At 31 December 2023	14	529	(182)	361
All of the cash flow hedge reserve balances at 31 December 2024 and amounts reclassified from these cash flow hedge reserves into profit or loss during the year relate to continuing hedge relationships. The amounts reclassified are presented in sales and other operating revenues in the income statement.
Costs of hedging relates to the foreign currency basis spreads of hedging instruments used to hedge the group's interest rate and foreign currency risk on debt which is a time-period related item.

210	bp Annual Report and Form 20-F 2024
31. Called-up share capital
The allotted, called up and fully paid share capital at 31 December was as follows:

		2024		2023		2022
Issued	Shares thousand	$ million	Shares thousand	$ million	Shares thousand	$ million
8% cumulative first preference shares of £1 each[a]	7,233	12	7,233	12	7,233	12
9% cumulative second preference shares of £1 each[a]	5,473	9	5,473	9	5,473	9
		21		21		21
Ordinary shares of 25 cents each
At 1 January	17,900,800	4,475	19,097,783	4,774	20,778,082	5,194
Issue of new shares for employee share-based payment plans	—	—	66,000	17	55,000	14
Issue of new shares – other[b]	—	—	—	—	165,105	41
Repurchase of ordinary share capital	(1,238,335)	(310)	(1,262,983)	(316)	(1,900,404)	(475)
At 31 December	16,662,465	4,165	17,900,800	4,475	19,097,783	4,774
		4,186		4,496		4,795
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
During 2024 the company repurchased 1,238 million (2023 1,263 million) ordinary shares for a total consideration of $7,127 million (2023 $7,918 million) , including transaction costs of $38 million (2023 $43 million). All shares purchased were for cancellation. The repurchased shares represented 7.4% of ordinary share capital. A further 176 million ordinary shares were repurchased between the end of the reporting period and 14 February 2025, the latest practicable date before the completion of these financial statements, for a total cost of $927 million of which $922 million has been accrued at 31
December 2024. The number of shares in issue is reduced when shares are repurchased.
Treasury sharesa

		2024		2023		2022
	Shares thousand	Nominal value $ million	Shares thousand	Nominal value $ million	Shares thousand	Nominal value $ million
At 1 January	1,077,079	271	1,124,927	281	1,137,457	283
Purchases for settlement of employee share plans	8,302	2	24,688	6	14,150	4
Issue of new shares for employee share-based payment plans	—	—	71,039	19	55,000	14
Shares re-issued for employee share-based payment plans	(273,360)	(69)	(143,575)	(35)	(81,680)	(20)
At 31 December	812,021	204	1,077,079	271	1,124,927	281
Of which – shares held in treasury by bp	481,474	121	726,339	183	940,571	235
– shares held in ESOP trusts	330,510	83	350,704	88	184,356	46
– shares held by bp’s US share plan administrator[b]	37	—	36	—	—	—
a    See Note 32 for definition of treasury shares.
b    Held in the form of ADSs to meet the requirements of employee share-based payment plans in the US.
For each year presented, the balance of shares held in treasury by bp at 1 January represents 4.1% (2023 4.9% and 2022 5.0%) of the called-up ordinary share capital of the company.
During 2024, the movement in shares held in treasury by bp represented 1.4% (2023 1.1% and 2022 less than 0.5%) of the ordinary share capital of the company.

bp Annual Report and Form 20-F 2024	211

Financial statements
THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

212	bp Annual Report and Form 20-F 2024
32. Capital and reserves

	Share capital	Share premium account	Capital redemption reserve	Merger reserve	Total share capital and capital reserves

At 1 January 2024	4,496	13,815	2,496	27,206	48,013
Profit (loss) for the year	—	—	—	—	—
Items that may be reclassified subsequently to profit or loss
Currency translation differences (including reclassifications)[a]	—	—	—	—	—
Cash flow hedges and costs of hedging (including reclassifications)	—	—	—	—	—
Share of items relating to equity-accounted entities, net of tax	—	—	—	—	—
Other	—	—	—	—	—
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	—	—	—	—	—
Remeasurements of equity investments	—	—	—	—	—
Cash flow hedges that will subsequently be transferred to the balance sheet	—	—	—	—	—
Total comprehensive income	—	—	—	—	—
Dividends	—	—	—	—	—
Cash flow hedges transferred to the balance sheet, net of tax	—	—	—	—	—
Repurchases of ordinary share capital	(310)	—	310	—	—
Share-based payments, net of tax[b]	—	216	—	—	216
Issue of perpetual hybrid bonds	—	—	—	—	—
Redemption of perpetual hybrid bonds	—	—	—	—	—
Payments on perpetual hybrid bonds	—	—	—	—	—
Transactions involving non-controlling interests, net of tax	—	—	—	—	—
At 31 December 2024	4,186	14,031	2,806	27,206	48,229

At 1 January 2023	4,795	13,692	2,180	27,206	47,873
Profit (loss) for the year	—	—	—	—	—
Items that may be reclassified subsequently to profit or loss
Currency translation differences (including reclassifications)	—	—	—	—	—
Cash flow hedges and costs of hedging (including reclassifications)	—	—	—	—	—
Share of items relating to equity-accounted entities, net of tax	—	—	—	—	—
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	—	—	—	—	—
Remeasurements of equity investments	—	—	—	—	—
Cash flow hedges that will subsequently be transferred to the balance sheet	—	—	—	—	—
Total comprehensive income	—	—	—	—	—
Dividends	—	—	—	—	—
Cash flow hedges transferred to the balance sheet, net of tax	—	—	—	—	—
Repurchases of ordinary share capital	(316)	—	316	—	—
Share-based payments, net of tax[b]	17	123	—	—	140
Share of equity-accounted entities’ changes in equity, net of tax	—	—	—	—	—
Issue of perpetual hybrid bonds	—	—	—	—	—
Payments on perpetual hybrid bonds	—	—	—	—	—
Transactions involving non-controlling interests, net of tax	—	—	—	—	—
At 31 December 2023	4,496	13,815	2,496	27,206	48,013
aIncludes $942 million recycling of cumulative foreign exchange losses from reserves relating to the sale of bp's Türkiye ground fuels business to Petrol Ofisi, offset by movements in Pound Sterling against the US dollar.
bMovements in treasury shares relate to employee share-based payment plans.

bp Annual Report and Form 20-F 2024	213

Financial statements
32. Capital and reserves – continued

										$ million
Treasury shares	Foreign currency translation reserve	Investments in equity instruments	Cash flow hedges	Costs of hedging	Total fair value reserves	Profit and loss account	bp shareholders’ equity	Non-controlling interests		Total equity
								Hybrid bonds	Other interest
(11,323)	(1,920)	38	319	(183)	174	35,339	70,283	13,566	1,644	85,493
—	—	—	—	—	—	381	381	641	207	1,229

—	(276)	(1)	—	—	(1)	—	(277)	—	(87)	(364)
—	—	—	(406)	(4)	(410)	—	(410)	—	—	(410)
—	—	—	—	—	—	(12)	(12)	—	—	(12)
—	—	—	—	—	—	(1)	(1)	—	—	(1)

—	—	—	—	—	—	367	367	—	—	367
—	—	(40)	—	—	(40)	—	(40)	—	—	(40)
—	—	—	(1)	—	(1)	—	(1)	—	—	(1)
—	(276)	(41)	(407)	(4)	(452)	735	7	641	120	768
—	—	—	—	—	—	(5,018)	(5,018)	—	(375)	(5,393)
—	—	—	(10)	—	(10)	—	(10)	—	—	(10)
—	—	—	—	—	—	(7,302)	(7,302)	—	—	(7,302)
2,293	—	—	—	—	—	(1,426)	1,083	—	—	1,083
—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	(22)	(22)	4,352	—	4,330
—	—	—	—	—	—	9	9	(1,300)	—	(1,291)
—	—	—	—	—	—	—	—	(610)	—	(610)
—	—	—	—	—	—	216	216	—	1,034	1,250
(9,030)	(2,196)	(3)	(98)	(187)	(288)	22,531	59,246	16,649	2,423	78,318

(12,153)	(2,643)	—	(183)	(73)	(256)	34,732	67,553	13,390	2,047	82,990
—	—	—	—	—	—	15,239	15,239	586	55	15,880

—	728	—	—	—	—	—	728	—	26	754
—	—	—	488	(110)	378	—	378	—	—	378
—	—	—	—	—	—	(192)	(192)	—	—	(192)

—	—	—	—	—	—	(1,504)	(1,504)	—	—	(1,504)
—	—	38	—	—	38	—	38	—	—	38
—	—	—	15	—	15	—	15	—	—	15
—	728	38	503	(110)	431	13,543	14,702	586	81	15,369
—	—	—	—	—	—	(4,831)	(4,831)	—	(403)	(5,234)
—	—	—	(1)	—	(1)	—	(1)	—	—	(1)
—	—	—	—	—	—	(8,167)	(8,167)	—	—	(8,167)
830	—	—	—	—	—	(301)	669	—	—	669
—	—	—	—	—	—	1	1	—	—	1
—	—	—	—	—	—	(1)	(1)	176	—	175
—	(5)	—	—	—	—	—	(5)	(586)	—	(591)
—	—	—	—	—	—	363	363	—	(81)	282
(11,323)	(1,920)	38	319	(183)	174	35,339	70,283	13,566	1,644	85,493

214	bp Annual Report and Form 20-F 2024
32. Capital and reserves – continued

	Share capital	Share premium account	Capital redemption reserve	Merger reserve	Total share capital and capital reserves

At 1 January 2022	5,215	12,745	1,705	27,206	46,871
Profit (loss) for the year	—	—	—	—	—
Items that may be reclassified subsequently to profit or loss
Currency translation differences (including reclassifications)[b]	—	—	—	—	—
Cash flow hedges and costs of hedging (including reclassifications)[c]	—	—	—	—	—
Share of items relating to equity-accounted entities, net of tax	—	—	—	—	—
Other	—	—	—	—	—
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	—	—	—	—	—
Cash flow hedges that will subsequently be transferred to the balance sheet	—	—	—	—	—
Total comprehensive income	—	—	—	—	—
Dividends	—	—	—	—	—
Cash flow hedges transferred to the balance sheet, net of tax	—	—	—	—	—
Issue of ordinary share capital	41	779	—	—	820
Repurchases of ordinary share capital	(475)	—	475	—	—
Share-based payments, net of tax[a]	14	168	—	—	182
Issue of perpetual hybrid bonds	—	—	—	—	—
Payments on perpetual hybrid bonds	—	—	—	—	—
Transactions involving non-controlling interests, net of tax	—	—	—	—	—
At 31 December 2022	4,795	13,692	2,180	27,206	47,873
aMovements in treasury shares relate to employee share-based payment plans.
bFollowing bp’s decision to exit its shareholding in Rosneft on 27 February 2022, $10,372 million was reclassified to the income statement.
cFollowing bp’s decision to exit its shareholding in Rosneft on 27 February 2022 $651 million was reclassified to the income statement.

bp Annual Report and Form 20-F 2024	215

Financial statements
32. Capital and reserves – continued

									$ million
Treasury shares	Foreign currency translation reserve	Cash flow hedges	Costs of hedging	Total fair value reserves	Profit and loss account	bp shareholders’ equity	Non-controlling interests		Total equity
							Hybrid bonds	Other interest
(12,624)	(9,572)	(851)	(176)	(1,027)	51,815	75,463	13,041	1,935	90,439
—	—	—	—	—	(2,487)	(2,487)	519	611	(1,357)

—	6,914	—	—	—	—	6,914	—	(61)	6,853
—	—	671	103	774	—	774	—	—	774
—	—	—	—	—	402	402	—	—	402
—	—	—	—	—	(225)	(225)	—	—	(225)

—	—	—	—	—	408	408	—	—	408
—	—	(4)	—	(4)	—	(4)	—	—	(4)
—	6,914	667	103	770	(1,902)	5,782	519	550	6,851
—	—	—	—	—	(4,365)	(4,365)	—	(294)	(4,659)
—	—	1	—	1	—	1	—	—	1
—	—	—	—	—	—	820	—	—	820
—	—	—	—	—	(10,493)	(10,493)	—	—	(10,493)
471	—	—	—	—	194	847	—	—	847
—	—	—	—	—	(4)	(4)	374	—	370
—	15	—	—	—	—	15	(544)	—	(529)
—	—	—	—	—	(513)	(513)	—	(144)	(657)
(12,153)	(2,643)	(183)	(73)	(256)	34,732	67,553	13,390	2,047	82,990

216	bp Annual Report and Form 20-F 2024
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
Merger reserve
The balance on the merger reserve represents the premium arising where the fair value of the consideration given is in excess of the nominal value of the ordinary shares issued in an acquisition made by the issue of shares where merger relief under the Companies Act applies.
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
Non-controlling interests
Non-controlling interests represent the equity in subsidiaries that is not attributable, directly or indirectly, to bp shareholders. Included within non-
controlling interests are perpetual subordinated hybrid bonds, perpetual subordinated hybrid securities and certain equity instruments with preferred distributions issued by group subsidiaries. The contractual terms of these instruments allow the group to defer coupon payments, equity distributions and repayment of principal indefinitely. However, the terms and conditions of each instrument stipulate the circumstances in which deferred payments and/or the principal amount of the instrument becomes payable. These circumstances, which include the announcement of a bp p.l.c. ordinary share or parity equity dividend distribution, are within the group’s control.
Perpetual subordinated hybrid bonds are issued by BP Capital Markets p.l.c., a group subsidiary, in euro, sterling and US dollars. During the year BP Capital
Markets p.l.c. voluntarily bought back $1.3 billion of the non-call 2025 4.375% US dollar hybrid bonds issued in 2020 and issued euro, sterling and US dollar hybrid bonds for a US dollar equivalent amount of $3.9 billion. Coupons on the new issuances are fixed for an initial period up to dates from 2030 to 2035 at rates of 4.375% to 6.45%. As at 31 December 2024 the total population of hybrid bonds include redemption options exercisable at the group’s discretion from June 2025 to March 2035 (the first ‘call date’), on specified dates thereafter, or in the event of specific circumstances (such as a change in IFRS or tax regime) as set out in the individual terms of each issue. Coupons are fixed for an initial period up to dates from September 2025 to June 2035 at rates of 3.25% to 6.45% and reset to rates determined by the contractual terms of each instrument on certain dates thereafter. Whilst the contractual terms of these instruments allow the group to defer coupon payments and the repayment of principal indefinitely, the group has chosen to swap the non-US dollar hybrid bonds to a USD floating interest rate up to their respective first call periods. Payments made to and profit attributed to these hybrid bonds in the year totalled $485 million (2023 $477 million) and $517 million (2023 $473 million) respectively. The amount of hybrid bonds included in non-controlling interests at the end of the year was $14.6 billion (2023 $12.1 billion).
Perpetual subordinated hybrid securities issued by group subsidiaries include $500 million issued during 2024, specifically earmarked to fund BP
Alternative Energy Investments Ltd including the funding of Lightsource bp. Payments made to and profit attributed to perpetual hybrid securities in the year totalled $125 million (2023 $114 million) and $125 million (2023 $113 million) respectively. The amount of perpetual subordinated hybrid securities included within non-controlling interests at the end of the year was $2.0 billion (2023 $1.5 billion).
Equity instruments with preferred distributions issued by group subsidiaries include $1,330 million issued during 2024 comprising $500 million of proceeds from the sale of a 49% interest in a subsidiary that holds certain midstream assets offshore US; and $830 million of proceeds from the sale of a 25% non-
controlling interest in BP Pipelines TAP Limited, the bp subsidiary that holds a 20% share in Trans Adriatic Pipeline AG. In both transactions, the group retains control over the ability to defer equity distributions which are not guaranteed, and investors have no right to redeem their shares other than in certain circumstances that are within the group’s control. The amount associated with equity instruments with preferred distributions included within non-
controlling interests at the end of the year was approximately $1.3 billion (2023 $0.3 billion).

bp Annual Report and Form 20-F 2024	217

Financial statements
32. Capital and reserves – continued
The pre-tax amounts of each component of other comprehensive income, and the related amounts of tax, are shown in the table below.

			$ million
			2024
	Pre-tax	Tax	Net of tax
Items that may be reclassified subsequently to profit or loss
Currency translation differences (including reclassifications)	(288)	(76)	(364)
Cash flow hedges (including reclassifications)	(531)	125	(406)
Costs of hedging (including reclassifications)	(4)	—	(4)
Share of items relating to equity-accounted entities, net of tax	(12)	—	(12)
Other	—	(1)	(1)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset[a]	(360)	727	367
Remeasurements of equity investments	(47)	7	(40)
Cash flow hedges that will subsequently be transferred to the balance sheet	(1)	—	(1)
Other comprehensive income	(1,243)	782	(461)

			$ million
			2023
	Pre-tax	Tax	Net of tax
Items that may be reclassified subsequently to profit or loss
Currency translation differences (including reclassifications)	583	171	754
Cash flow hedges (including reclassifications)	637	(149)	488
Costs of hedging (including reclassifications)	(78)	(32)	(110)
Share of items relating to equity-accounted entities, net of tax	(192)	—	(192)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	(2,262)	758	(1,504)
Remeasurements of equity investments	51	(13)	38
Cash flow hedges that will subsequently be transferred to the balance sheet	15	—	15
Other comprehensive income	(1,246)	735	(511)

			$ million
			2022
	Pre-tax	Tax	Net of tax
Items that may be reclassified subsequently to profit or loss
Currency translation differences (including reclassifications)	6,973	(120)	6,853
Cash flow hedges (including reclassifications)	677	(6)	671
Costs of hedging (including reclassifications)	86	17	103
Share of items relating to equity-accounted entities, net of tax	402	—	402
Other	—	(225)	(225)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	340	68	408
Cash flow hedges that will subsequently be transferred to the balance sheet	(4)	—	(4)
Other comprehensive income	8,474	(266)	8,208
a2024 includes a $658-million credit in respect of the reduction in the deferred tax liability on defined benefit pension plan surpluses following the reduction in the rate of the authorized surplus payments tax charge in the UK from 35% to 25%.
33. Contingent liabilities and legal proceedings
Contingent liabilities
There were contingent liabilities at 31 December 2024 in respect of guarantees and indemnities entered into as part of the ordinary course of the group’s business. No material losses are likely to arise from such contingent liabilities. Further information on financial guarantees is included in Note 29.
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
be any material impact upon the group‘s results of operations, financial position or liquidity.

218	bp Annual Report and Form 20-F 2024
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
If production and manufacturing facilities and pipelines are sold to third parties and the subsequent owner is unable to meet their decommissioning obligations it is possible that, in certain circumstances, bp could be partially or wholly responsible for decommissioning. The group estimates that for production facilities, approximately $16 billion (2023 $16 billion) of associated decommissioning obligations were previously transferred to third parties.
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
Contingent liabilities related to the Gulf of America oil spill
For information on legal proceedings relating to the Deepwater Horizon oil spill, see Legal proceedings below. Any outstanding Deepwater Horizon related claims are not expected to have a material impact on the group's financial performance.
Legal proceedings
Proceedings relating to the Deepwater Horizon oil spill
Introduction
BP Exploration & Production Inc. (BPXP) was lease operator of Mississippi Canyon, Block 252 in the Gulf of America, where the semi-submersible rig
Deepwater Horizon was deployed at the time of the 20 April 2010 explosion and fire and resulting oil spill (the Incident). Lawsuits and claims arising from the Incident were brought principally in US federal and state courts. The remaining proceedings arising from the Incident are discussed below.
Medical Benefits Class Action Settlement
In 2012 the Medical Benefits Class Action Settlement (Medical Settlement) was entered into with the plaintiffs steering committee. It includes an exclusive remedy provision regarding class members pursuing exposure-based personal injury claims for later-manifested physical conditions (LMPCs). As of 31
December 2024, there were 26 pending lawsuits brought by class members claiming LMPCs.
Other civil complaints – personal injury
The vast majority of post-explosion clean-up, medical monitoring and personal injury claims from individuals that either opted out of the Medical
Settlement and/or were excluded from that settlement have been dismissed (including more than 620 cases in which the courts granted BPXP’s motions for summary judgment). As of 31 December 2024, 38 cases remained pending in the district courts.
Non-US government lawsuits
Two class actions are pending in Mexican Federal District Courts against various bp group entities including BPXP and BP America Production Company by separate plaintiff classes. Although the two actions are separate, both broadly seek penalties, damages and compensation for alleged environmental, health and economic harm in Mexico as a result of the Incident. One of the actions also seeks an order requiring the bp defendants to repair alleged damage to Mexican waters and land.
bp has answered the complaints in both actions by seeking dismissal on various grounds including that no oil reached Mexican waters or land and there was no economic or environmental harm in Mexico.
These legal actions remain at a relatively early stage and while it is not possible to predict the outcome, bp believes that it has valid defences, and it intends to defend such actions vigorously.

bp Annual Report and Form 20-F 2024	219

Financial statements
33. Contingent liabilities and legal proceedings – continued
Other legal proceedings
Climate change
BP p.l.c., BP America Inc. and BP Products North America Inc. are co-defendants with other oil and gas companies in approximately 30 lawsuits brought in various state and federal courts on behalf of various governmental and private parties. The lawsuits generally assert claims under a variety of legal theories seeking to hold the defendant companies responsible for impacts allegedly caused by and/or relating to climate change. Underlying many of the legal theories are allegations regarding deceptive communication and disinformation to the public. The lawsuits seek remedies including payment of money and other forms of equitable relief. If such suits were successful, the cost of the remedies sought in the various cases could be substantial.
Defendants spent several years seeking to have the cases removed to federal courts, however Defendants’ attempts were ultimately unsuccessful.
Accordingly, the cases are proceeding in various state courts. As a group, the lawsuits generally remain at relatively early stages in the litigation process.
While it is not possible to predict the outcome of these legal actions, bp believes that it has valid defences, and it intends to defend such actions vigorously.
Louisiana Coastal restoration
Six coastal parishes and the State of Louisiana have filed over 40 separate lawsuits in state courts in Louisiana against various oil and gas companies seeking damages for coastal erosion. bp entities were named defendants in 17 of these cases. The lawsuits allege that the defendants' historical operations in oil and gas fields within the Louisiana onshore coastal zone failed to comply with state permits and/or were conducted without the required coastal use permits. The scope and scale of plaintiffs’ damages demands are significant and unprecedented, including substantial remediation costs, natural resource (ecological impact) damages and the claimed costs for restoring coastal wetlands allegedly impacted by oil and gas field operations.
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
In 2024, the US Fifth Circuit issued a further final ruling rejecting “federal officer” jurisdiction in a subset of the removed cases contested on a related removal theory and remanded all such cases to state district court.
Following remand of the other lead removal case, Cameron Parish v. Auster, et. al., in which bp was the principal defendant, bp entered into a settlement agreement and release with the plaintiffs in late 2023 in respect of all state and local governmental claims arising within Cameron Parish. The terms of the settlement agreement and release are confidential and have not had and are not expected to have in the future, a significant effect on the company’s financial position or profitability.
Atlantic Richfield Company, a bp affiliate, was a named defendant along with other oil & gas companies in a case, Plaquemines Parish v. Rozel, et al, set for trial in March 2025. A state trial court in December 2024 ruled in favour of Atlantic Richfield’s motion for summary judgment and dismissed it from the case, but following a motion by plaintiffs for reconsideration, the court reversed its summary judgment ruling and reinstated Atlantic Richfield as a defendant. The plaintiffs’ claims against Atlantic Richfield have been severed from the initial March 2025 trial date, and the court has yet to establish a new trial date for the plaintiffs’ now separate claims against Atlantic Richfield.
No bp entity is a named defendant in any of the other active Louisiana Coastal restoration docket cases with a trial date, all of which remain in the early stages of litigation. In addition, four private landowners have filed separate claims in the state courts in Jefferson and Plaquemines Parishes of Louisiana for restoration damages related to alleged impacts to their marshlands associated with historic oil field operations. bp entities are defendants in two of these private landowner cases, having been previously dismissed from a third.
While it is not possible to predict the outcomes of these novel legal actions, bp believes that it has valid defences, and it intends to defend such actions vigorously.

220	bp Annual Report and Form 20-F 2024
34. Remuneration of senior management and non-executive directors
Remuneration of directors

			$ million
	2024	2023	2022
Total for all directors
Emoluments	8	8	8
Amounts received under incentive schemes[a]	5	6	13
Total	13	14	21
aExcludes amounts relating to past directors.
Emoluments
These amounts comprise fees paid to the non-executive chair and the non-executive directors and, for executive directors, salary and benefits earned during the relevant financial year, plus cash bonuses awarded for the year.
Further information
Full details of individual directors’ remuneration are given in the Directors’ remuneration report on page 88.
Remuneration of directors and senior management

			$ million
	2024	2023	2022
Total for all senior management and non-executive directors
Short-term employee benefits	22	31	31
Pensions and other post-employment benefits	—	—	—
Share-based payments[a]	26	12	31
Termination benefits	3	—	—
Total	51	43	62
a2023 includes a reversal of $14 million relating to the lapse of Bernard Looney's outstanding share awards in prior years.
Senior management comprises members of the leadership team, see page 74 for further information.
Short-term employee benefits
These amounts comprise fees and benefits paid to the non-executive chair and non-executive directors, as well as salary, benefits and cash bonuses for senior management. Deferred annual bonus awards, to be settled in shares, are included in share-based payments.
Pensions and other post-employment benefits
The amounts represent the estimated cost to the group of providing pensions and other post-employment benefits to senior management in respect of the current year of service measured in accordance with IAS 19 ‘Employee Benefits’.
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
make loans to, related parties in the period commencing 1 January 2024 to 14 February 2025.

bp Annual Report and Form 20-F 2024	221

Financial statements
35. Employee costs and numbers

			$ million
Employee costs	2024	2023	2022
Wages and salaries[a]	8,601	7,835	7,486
Social security costs	1,032	943	720
Share-based payments[b]	1,088	1,131	1,034
Pension and other post-employment benefit costs	519	370	576
	11,240	10,279	9,816

			2024			2023			2022
Average number of employees[c]	US	Non-US	Total	US	Non-US	Total	US	Non-US	Total
gas & low carbon energy	900	4,400	5,300	900	3,700	4,600	700	3,400	4,100
oil production & operations	3,300	5,700	9,000	3,100	5,500	8,600	3,000	5,700	8,700
customers & productsd e	27,500	38,000	65,500	19,500	36,300	55,800	8,000	35,700	43,700
other businesses and corporate	1,400	9,800	11,200	1,400	9,000	10,400	1,300	8,500	9,800
	33,100	57,900	91,000	24,900	54,500	79,400	13,000	53,300	66,300
aIncludes termination costs of $336 million (2023 $96 million and 2022 $27 million).
bThe group provides certain employees with shares and share options as part of their remuneration packages. The majority of these share-based payment arrangements are equity-settled.
cReported to the nearest 100.
dIncludes 40,700 (2023 33,800 and 2022 23,300) service station staff.
eIncludes 1,700 (2023 0 and 2022 0) agricultural, operational and seasonal workers in Brazil.
36. Auditor’s remuneration

			$ million
Fees	2024	2023	2022
The audit of the company annual accounts[a]	40	38	36
The audit of accounts of subsidiaries of the company	17	15	15
Total audit	57	53	51
Audit-related assurance services[b]	4	4	4
Total audit and audit-related assurance services	61	57	55
Non-audit and other assurance services	4	3	—
Services relating to bp pension plans	1	1	1
	66	61	56
aFees in respect of the audit of the accounts of BP p.l.c. including the group’s consolidated financial statements.
bIncludes interim reviews and audit of internal control over financial reporting and non-statutory audit services.
2024 includes $1.3 million of additional fees for 2023. 2023 includes $0.2 million of additional fees for 2022. 2022 includes $0.3 million of additional fees for 2021. Auditor's remuneration is included in the income statement within distribution and administration expenses.
Tax services (in relation to income tax, indirect tax compliance, employee tax services and tax advisory services) were nil in all periods presented.
The audit committee has established pre-approval policies and procedures for the engagement of Deloitte to render audit and certain assurance and other services. The audit fees payable to Deloitte were considered as part of the audit tender process in 2016 and challenged by the audit committee through comparison with the audit pricing proposals of the other bidding firms. Changes in audit fees subsequent to the audit tender, including matters relevant to the 2024 audit, have been reviewed and challenged by the Audit Committee, before being approved. Deloitte performed further assurance services that were not prohibited by regulatory or other professional requirements and were pre-approved by the Committee. Deloitte is engaged for these services when its expertise and experience of bp are important. Most of this work is of an audit-related or assurance nature.
Under SEC regulations, the remuneration of the auditor of $66 million (2023 $61 million and 2022 $56 million) is required to be presented as follows: audit
$57 million (2023 $53 million and 2022 $51 million); other audit-related $4 million (2023 $4 million and 2022 $4 million); tax $nil (2023 $nil and 2022 $nil);
and all other fees $5 million (2023 $4 million and 2022 $1 million).

222	bp Annual Report and Form 20-F 2024
37. Subsidiaries, joint arrangements and associatesa
The more important subsidiaries, joint arrangements and associates of the group at 31 December 2024 and the group percentage of ordinary share capital
(to nearest whole number) are set out below. The group's share of the assets and liabilities of the more important unincorporated joint arrangements are held by subsidiaries listed in the table below. Those subsidiaries held directly by the parent company are marked with an asterisk (*), the percentage owned being that of the group unless otherwise indicated. A complete list of undertakings of the group is included in Note 14 in the parent company financial statements of BP p.l.c. which are filed with the Registrar of Companies in the UK, along with the group’s annual report.

Subsidiaries	%	Country of incorporation	Principal activities
International
BP Corporate Holdings Limited	100	England & Wales	Investment holding
BP Exploration Operating Company Limited	100	England & Wales	Exploration and production
*BP Gamma Holdings Limited	100	England & Wales	Investment holding
*BP Global Investments Limited	100	England & Wales	Investment holding
*BP International Limited	100	England & Wales	Integrated oil operations
BP Oil International Limited	100	England & Wales	Integrated oil operations
*Castrol Group Holdings Limited	100	Scotland	Investment holding
Azerbaijan
BP Exploration (Caspian Sea) Limited	100	England & Wales	Exploration and production
BP Exploration (Azerbaijan) Limited	100	England & Wales	Exploration and production
Germany
BP Europa SE	100	Germany	Refining and marketing
Trinidad and Tobago
BP Trinidad and Tobago LLC	70	US	Exploration and production
UK
BP Capital Markets p.l.c.	100	England & Wales	Finance
Lightsource BP Renewable Energy Investments Limited	100	England & Wales	Solar
US
*BP Holdings North America Limited	100	England & Wales	Investment holding
Atlantic Richfield Company	100	US	Exploration and production, refining and marketing
BP America Inc.	100	US
BP America Production Company	100	US
BP Company North America Inc.	100	US
BP Corporation North America Inc.	100	US
BP Products North America Inc.	100	US
The Standard Oil Company	100	US
Archaea Energy Inc.	100	US	Bioenergy
BP Capital Markets America Inc.	100	US	Finance

Joint arrangements	%	Country of incorporation	Principal activities
Angola
Azule Energy Holdings Limited	50	England & Wales	Exploration and production
aThere were no important associates in the group at 31 December 2024.
38. Events after the reporting period
On 26 February 2025, bp announced a fundamentally reset strategy, with significant capital reallocation, and plans to drive improved performance, aimed at growing free cash flow, returns and long-term shareholder value. This strategy will see bp grow its upstream oil and gas business, focus its downstream business, and invest with increasing discipline into the transition. It builds on bp’s distinct strengths and competitive advantages as an integrated energy company. There are no impacts on these financial statements related to the strategy announcements in accordance with IAS 10 ‘Events after the reporting period’.

bp Annual Report and Form 20-F 2024	223

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
(ii)Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
For details on bp’s proved reserves and production compliance and governance processes, see pages 318-326.
aSee Note 1 - Investment in Rosneft.

224	bp Annual Report and Form 20-F 2024
Oil and natural gas exploration and production activities

									$ million
									2024
	Europe		North America		South America	Africa Asia		Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
Capitalized costs at 31 Decembera b
Gross capitalized costs
Proved properties	29,781	—	72,248	8	14,427	18,756	42,709	6,504	184,433
Unproved properties	411	—	3,012	1,936	2,760	2,471	1,701	762	13,053
	30,192	—	75,260	1,944	17,187	21,227	44,410	7,266	197,486
Accumulated depreciation	24,269	—	44,067	1,602	13,450	20,373	27,528	5,506	136,795
Net capitalized costs	5,923	—	31,193	342	3,737	854	16,882	1,760	60,691

Costs incurred for the year ended 31 Decembera b
Acquisition of properties
Proved	—	—	52	—	—	—	—	—	52
Unproved	—	—	21	—	2	—	—	—	23
	—	—	73	—	2	—	—	—	75
Exploration and appraisal costs[c]	57	—	655	102	294	508	82	59	1,757
Development	629	—	3,829	—	661	1,334	1,363	137	7,953
Total costs	686	—	4,557	102	957	1,842	1,445	196	9,785

Results of operations for the year ended 31 December[a]
Sales and other operating revenues[d]
Third parties	182	—	1,859	—	1,090	2,094	4,515	1,888	11,628
Sales between businesses	2,762	—	13,035	—	163	—	7,410	362	23,732
	2,944	—	14,894	—	1,253	2,094	11,925	2,250	35,360
Exploration expenditure	1	—	463	97	137	188	55	33	974
Production costs	539	—	2,645	1	399	230	617	106	4,537
Production taxes	(4)	—	149	—	248	—	1,366	40	1,799
Other costs (income)[e]	(221)	(8)	2,455	23	47	49	(59)	116	2,402
Depreciation, depletion and amortization	1,234	—	4,394	3	1,206	543	3,116	477	10,973
Net impairments and (gains) losses on sale of businesses and fixed assets	1,058	14	(471)	(19)	(259)	2,312	(1)	(1)	2,633
	2,607	6	9,635	105	1,778	3,322	5,094	771	23,318
Profit (loss) before taxation[f]	337	(6)	5,259	(105)	(525)	(1,228)	6,831	1,479	12,042
Allocable taxes	195	(1)	1,194	(14)	(203)	291	5,003	557	7,022
Results of operations	142	(5)	4,065	(91)	(322)	(1,519)	1,828	922	5,020
aThese tables contain information relating to oil and natural gas exploration and production activities of subsidiaries, which includes bp's share of oil and natural gas exploration and production activities of joint operations. They do not include any costs relating to the Gulf of America oil spill. Amounts relating to the management and ownership of crude oil and natural gas pipelines, LNG liquefaction and transportation operations are excluded. In addition, bp's midstream activities of marketing and trading of natural gas, power and NGLs in the US, Canada, UK, Asia and Europe are excluded. The most significant midstream pipeline interests include the South Caucasus Pipeline, the Baku-Tbilisi-Ceyhan pipeline, the Trans Adriatic Pipeline and the Trans Anatolian Pipeline. Major LNG activities are located in Trinidad, Indonesia and Australia.
bCosts of decommissioning are included in capitalized costs at 31 December but are excluded from costs incurred for the year.
cIncludes exploration and appraisal drilling expenditures and pre development studies, which are capitalized within intangible assets, and geological and geophysical exploration costs, which are charged to income as incurred.
dPresented net of transportation costs, purchases and sales taxes.
eIncludes property taxes and other government take. The UK region includes a $313-million gain which is offset by corresponding charges primarily in the US region, relating to the group self-insurance programme.
fExcludes the unwinding of the discount on provisions and payables amounting to $460 million which is included in finance costs in the group income statement.

bp Annual Report and Form 20-F 2024	225

Financial statements
Oil and natural gas exploration and production activities – continued

									$ million
									2024
	Europe		North America		South America	Asia Africa		Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Equity-accounted entities (bp share)
Capitalized costs at 31 Decembera b
Gross capitalized costs
Proved properties	—	5,211	—	—	12,185	10,181	10,848	—	38,425
Unproved properties	—	705	—	—	130	344	—	—	1,179
	—	5,916	—	—	12,315	10,525	10,848	—	39,604
Accumulated depreciation	—	2,968	—	—	7,284	3,209	2,661	—	16,122
Net capitalized costs	—	2,948	—	—	5,031	7,316	8,187	—	23,482

Costs incurred for the year ended 31 Decembera c d
Acquisition of properties[b]
Proved	—	—	—	—	—	—	—	—	—
Unproved	—	—	—	—	—	26	—	—	26
	—	—	—	—	—	26	—	—	26
Exploration and appraisal costs[c]	—	58	—	—	5	54	—	—	117
Development	—	761	—	—	821	1,105	901	—	3,588
Total costs	—	819	—	—	826	1,185	901	—	3,731

Results of operations for the year ended 31 December[a]
Sales and other operating revenues[e]
Third parties	—	1,943	—	—	1,967	2,692	1,854	—	8,456
Sales between businesses	—	—	—	—	—	—	—	—	—
	—	1,943	—	—	1,967	2,692	1,854	—	8,456
Exploration expenditure	—	51	—	—	—	8	—	—	59
Production costs	—	145	—	—	812	560	574	—	2,091
Production taxes	—	—	—	—	324	37	—	—	361
Other costs (income)	—	26	—	—	134	339	25	—	524
Depreciation, depletion and amortization	—	453	—	—	477	1,431	965	—	3,326
Net impairments and losses on sale of businesses and fixed assets	—	65	—	—	849	—	—	—	914
	—	740	—	—	2,596	2,375	1,564	—	7,275
Profit (loss) before taxation	—	1,203	—	—	(629)	317	290	—	1,181
Allocable taxes	—	931	—	—	(766)	198	120	—	483
Results of operations	—	272	—	—	137	119	170	—	698
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
cIncludes exploration and appraisal drilling expenditures and pre development studies, which are capitalized within intangible assets, and geological and geophysical exploration costs, which are charged to income as incurred.
dThe amounts shown reflect bp’s share of equity-accounted entities’ costs incurred, and not the costs incurred by bp in acquiring an interest in equity-accounted entities.
ePresented net of sales tax.

226	bp Annual Report and Form 20-F 2024
Oil and natural gas exploration and production activities – continued

									$ million
									2023
	Europe		North America		South America	Africa	Asia	Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
Capitalized costs at 31 Decembera b
Gross capitalized costs
Proved properties	29,127	—	70,404	6	17,475	20,763	41,351	6,331	185,457
Unproved properties	369	—	3,057	1,917	2,565	2,739	1,691	737	13,075
	29,496	—	73,461	1,923	20,040	23,502	43,042	7,068	198,532
Accumulated depreciation	22,018	—	42,364	1,592	15,712	21,132	24,431	4,998	132,247
Net capitalized costs	7,478	—	31,097	331	4,328	2,370	18,611	2,070	66,285

Costs incurred for the year ended 31 Decembera b
Acquisition of properties
Proved	—	—	13	—	—	—	—	—	13
Unproved	—	—	51	—	2	6	—	—	59
	—	—	64	—	2	6	—	—	72
Exploration and appraisal costs[c]	123	—	356	123	114	270	145	100	1,231
Development	484	—	4,690	—	713	863	1,424	32	8,206
Total costs	607	—	5,110	123	829	1,139	1,569	132	9,509

Results of operations for the year ended 31 December[a]
Sales and other operating revenues[d]
Third parties	206	—	665	—	1,348	3,227	4,801	1,765	12,012
Sales between businesses	3,483	—	12,705	—	20	22	7,731	412	24,373
	3,689	—	13,370	—	1,368	3,249	12,532	2,177	36,385
Exploration expenditure	46	—	348	93	54	413	25	18	997
Production costs	477	—	2,382	2	360	232	588	111	4,152
Production taxes	13	—	136	—	229	—	1,357	44	1,779
Other costs (income)[e]	(171)	—	2,144	13	115	304	(35)	145	2,515
Depreciation, depletion and amortization	1,063	—	3,532	—	1,351	1,546	2,844	412	10,748
Net impairments and (gains) losses on sale of businesses and fixed assets	819	(18)	701	(100)	671	1,430	(1)	(4)	3,498
	2,247	(18)	9,243	8	2,780	3,925	4,778	726	23,689
Profit (loss) before taxation[f]	1,442	18	4,127	(8)	(1,412)	(676)	7,754	1,451	12,696
Allocable taxes	365	19	889	(3)	(565)	439	5,317	451	6,912
Results of operations	1,077	(1)	3,238	(5)	(847)	(1,115)	2,437	1,000	5,784
aThese tables contain information relating to oil and natural gas exploration and production activities of subsidiaries, which includes bp's share of oil and natural gas exploration and production activities of joint operations. They do not include any costs relating to the Gulf of America oil spill. Amounts relating to the management and ownership of crude oil and natural gas pipelines, LNG liquefaction and transportation operations are excluded. In addition, bp's midstream activities of marketing and trading of natural gas, power and NGLs in the US, Canada, UK, Asia and Europe are excluded. The most significant midstream pipeline interests include the South Caucasus Pipeline, the Baku-Tbilisi-Ceyhan pipeline, the Trans Adriatic Pipeline and the Trans Anatolian Pipeline. Major LNG activities are located in Trinidad, Indonesia and Australia.
bCosts of decommissioning are included in capitalized costs at 31 December but are excluded from costs incurred for the year.
cIncludes exploration and appraisal drilling expenditures and pre development studies, which are capitalized within intangible assets, and geological and geophysical exploration costs, which are charged to income as incurred.
dPresented net of transportation costs, purchases and sales taxes.
eIncludes property taxes and other government take. The UK region includes a $287-million gain which is offset by corresponding charges primarily in the US region, relating to the group self-insurance programme.
fExcludes the unwinding of the discount on provisions and payables amounting to $390 million which is included in finance costs in the group income statement.

bp Annual Report and Form 20-F 2024	227

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
cIncludes exploration and appraisal drilling expenditures and pre development studies, which are capitalized within intangible assets, and geological and geophysical exploration costs, which are charged to income as incurred.
dThe amounts shown reflect bp’s share of equity-accounted entities’ costs incurred, and not the costs incurred by bp in acquiring an interest in equity-accounted entities.
ePresented net of sales tax.

228	bp Annual Report and Form 20-F 2024
Oil and natural gas exploration and production activities – continued

										$ million
										2022
	Europe		North America		South America	Africa	Asia		Australasia	Total
	UK	Rest of Europe	USh	Rest of North America			Russia	Rest of Asia
Subsidiaries
Capitalized costs at 31 Decembera b
Gross capitalized costs
Proved properties	30,010	—	65,870	6	16,720	20,257	—	39,899	6,324	179,086
Unproved properties	397	—	2,976	1,875	2,507	2,535	—	1,622	659	12,571
	30,407	—	68,846	1,881	19,227	22,792	—	41,521	6,983	191,657
Accumulated depreciation	21,757	—	38,205	1,586	13,849	18,207	—	21,642	4,588	119,834
Net capitalized costs	8,650	—	30,641	295	5,378	4,585	—	19,879	2,395	71,823

Costs incurred for the year ended 31 Decembera b
Acquisition of properties
Proved	12	—	183	—	—	—	—	245	—	440
Unproved	—	—	37	164	2	14	—	—	—	217
	12	—	220	164	2	14	—	245	—	657
Exploration and appraisal costs[c]	39	—	288	137	235	103	—	73	17	892
Development	318	—	3,825	15	483	1,378	—	1,555	176	7,750
Total costs	369	—	4,333	316	720	1,495	—	1,873	193	9,299

Results of operations for the year ended 31 December[a]
Sales and other operating revenues[d]
Third parties	549	—	2,101	420	2,977	3,836	—	6,551	1,588	18,022
Sales between businesses	5,747	—	12,746	—	538	2,146	—	9,932	1,472	32,581
	6,296	—	14,847	420	3,515	5,982	—	16,483	3,060	50,603
Exploration expenditure	11	—	144	109	172	57	—	94	(2)	585
Production costs	498	—	2,102	83	327	592	—	723	107	4,432
Production taxes	1	—	194	—	513	—	—	1,544	73	2,325
Other costs (income)[e]	(210)	(47)	2,926	63	96	206	32	(44)	300	3,322
Depreciation, depletion and amortization	1,242	—	3,122	18	680	2,075	1	2,495	384	10,017
Net impairments and (gains) losses on sale of businesses and fixed assets[f]	(433)	(901)	217	(3)	1,570	(1,189)	1,523	(341)	(43)	400
	1,109	(948)	8,705	270	3,358	1,741	1,556	4,471	819	21,081
Profit (loss) before taxation[g]	5,187	948	6,142	150	157	4,241	(1,556)	12,012	2,241	29,522
Allocable taxes	4,443	—	1,409	50	1,814	886	(5)	6,651	842	16,090
Results of operations	744	948	4,733	100	(1,657)	3,355	(1,551)	5,361	1,399	13,432
aThese tables contain information relating to oil and natural gas exploration and production activities of subsidiaries, which includes bp's share of oil and natural gas exploration and production activities of joint operations. They do not include any costs relating to the Gulf of America oil spill. Amounts relating to the management and ownership of crude oil and natural gas pipelines, LNG liquefaction and transportation operations are excluded. In addition, bp's midstream activities of marketing and trading of natural gas, power and NGLs in the US, Canada, UK, Asia and Europe are excluded. The most significant midstream pipeline interests include the South Caucasus Pipeline, the Baku-Tbilisi-Ceyhan pipeline, the Trans Adriatic Pipeline and the Trans Anatolian Pipeline. Major LNG activities are located in Trinidad, Indonesia and Australia.
bCosts of decommissioning are included in capitalized costs at 31 December but are excluded from costs incurred for the year.
cIncludes exploration and appraisal drilling expenditures and pre development studies, which are capitalized within intangible assets, and geological and geophysical exploration costs, which are charged to income as incurred.
dPresented net of transportation costs, purchases and sales taxes.
eIncludes property taxes and other government take. The UK region includes a $256-million gain which is offset by corresponding charges primarily in the US region, relating to the group self-insurance programme.
fRussia impairments include other businesses with Rosneft, which were reported in the oil production and operation segment. The Rosneft impairment is reported in the other businesses and corporate segment.
gExcludes the unwinding of the discount on provisions and payables amounting to $294 million which is included in finance costs in the group income statement.
hAn amendment has been made to correctly present offsetting movements in proved properties cost and depreciation, The amendment has no impact on reported profit or net book amounts of total proved properties.

bp Annual Report and Form 20-F 2024	229

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
dIncludes exploration and appraisal drilling expenditures and pre development studies, which are capitalized within intangible assets, and geological and geophysical exploration costs, which are charged to income as incurred.
eThe amounts shown reflect bp’s share of equity-accounted entities’ costs incurred, and not the costs incurred by bp in acquiring an interest in equity-accounted entities.
fRest of Europe development costs are negative due to a true-up of prior period spend.
gPresented net of sales tax.

230	bp Annual Report and Form 20-F 2024
Movements in estimated net proved reserves

								million barrels
Crude oila b								2024
	Europe		North America		South America	Asia Africa		Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
At 1 January
Developed	129	—	713	—	3	5	729	11	1,590
Undeveloped	74	—	352	—	5	—	323	1	755
	203	—	1,065	—	7	6	1,052	12	2,345
Changes attributable to
Revisions of previous estimates	(12)	—	54	—	2	5	77	1	128
Improved recovery	—	—	2	—	—	—	—	—	2
Purchases of reserves-in-place	1	—	—	—	—	1	—	—	2
Discoveries and extensions	—	—	143	—	—	—	—	—	143
Production	(25)	—	(138)	—	(2)	(7)	(109)	(3)	(284)
Sales of reserves-in-place	—	—	(1)	—	(3)	(4)	—	—	(7)
	(36)	—	61	—	(2)	(5)	(31)	(2)	(16)
At 31 December[c]
Developed	104	—	653	—	1	1	716	9	1,483
Undeveloped	63	—	472	—	4	—	305	1	846
	167	—	1,125	—	5	1	1,021	10	2,329
Equity-accounted entities (bp share)[d]
At 1 January
Developed	—	89	—	11	275	99	115	—	588
Undeveloped	—	45	—	—	253	88	2	—	387
	—	133	—	11	528	187	117	—	976
Changes attributable to
Revisions of previous estimates	—	4	—	—	(25)	10	19	—	8
Improved recovery	—	1	—	—	—	—	—	—	1
Purchases of reserves-in-place	—	—	—	—	—	5	—	—	5
Discoveries and extensions	—	—	—	—	18	—	—	—	18
Production	—	(21)	—	(1)	(20)	(30)	(25)	—	(97)
Sales of reserves-in-place	—	—	—	—	(14)	—	—	—	(15)
	—	(16)	—	(1)	(41)	(16)	(6)	—	(80)
At 31 December
Developed	—	76	—	10	271	94	107	—	558
Undeveloped	—	42	—	—	217	77	3	—	339
	—	118	—	10	488	170	110	—	896
Total subsidiaries and equity-accounted entities (bp share)
At 1 January
Developed	129	89	713	11	278	104	844	11	2,179
Undeveloped	74	45	352	—	258	88	324	1	1,142
	203	133	1,065	11	536	192	1,168	12	3,321
At 31 December
Developed	104	76	653	10	271	95	823	9	2,041
Undeveloped	63	42	472	—	221	77	308	1	1,184
	167	118	1,125	10	493	171	1,131	10	3,225
aCrude oil includes condensate and bitumen. Proved reserves exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
bBecause of rounding, some totals may not exactly agree with the sum of their component parts.
cIncludes 1.5 million barrels of crude oil in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
dVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

bp Annual Report and Form 20-F 2024	231

Financial statements
Movements in estimated net proved reserves – continued

								million barrels
Natural gas liquidsa b								2024
	Europe		North America		South America	Africa Asia		Australasia	Total
	UK	Rest of Europe	USc	Rest of North America
Subsidiaries
At 1 January
Developed	3	—	180	—	—	—	—	1	184
Undeveloped	—	—	217	—	—	—	—	—	217
	3	—	397	—	—	—	—	1	401
Changes attributable to
Revisions of previous estimates	—	—	89	—	2	—	—	1	93
Improved recovery	—	—	—	—	—	—	—	—	—
Purchases of reserves-in-place	—	—	1	—	—	—	—	—	1
Discoveries and extensions	—	—	4	—	—	—	—	—	4
Production[c]	(1)	—	(39)	—	(2)	—	—	(1)	(43)
Sales of reserves-in-place	—	—	(4)	—	—	—	—	—	(4)
	(1)	—	51	—	—	—	—	—	51
At 31 December[d]
Developed	2	—	202	—	1	—	—	1	206
Undeveloped	—	—	246	—	—	—	—	—	246
	3	—	447	—	1	—	—	1	452
Equity-accounted entities (bp share)[e]
At 1 January
Developed	—	3	—	—	3	14	—	—	19
Undeveloped	—	5	—	—	1	—	—	—	6
	—	8	—	—	4	14	—	—	25
Changes attributable to
Revisions of previous estimates	—	1	—	—	—	(2)	—	—	(1)
Improved recovery	—	—	—	—	—	—	—	—	—
Purchases of reserves-in-place	—	—	—	—	—	—	—	—	—
Discoveries and extensions	—	—	—	—	—	—	—	—	—
Production	—	(1)	—	—	—	(2)	—	—	(3)
Sales of reserves-in-place	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	(4)	—	—	(4)
At 31 December
Developed	—	3	—	—	3	10	—	—	16
Undeveloped	—	5	—	—	—	—	—	—	6
	—	8	—	—	4	10	—	—	22
Total subsidiaries and equity-accounted entities (bp share)
At 1 January
Developed	3	3	180	—	3	14	—	1	204
Undeveloped	—	5	217	—	1	—	—	—	223
	3	8	397	—	4	14	—	1	427
At 31 December
Developed	2	3	202	—	4	10	—	1	222
Undeveloped	—	5	246	—	—	—	—	—	252
	3	8	447	—	4	10	—	1	474
aProved reserves exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
bBecause of rounding, some totals may not exactly agree with the sum of their component parts.
cExcludes NGLs from processing plants in which an interest is held of 2 thousand barrels per day for equity-accounted entities.
dIncludes 0.2 million barrels of NGL in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

232	bp Annual Report and Form 20-F 2024
Movements in estimated net proved reserves – continued

								million barrels
Total liquidsa b									2024
	Europe		North America		South America	Africa Asia		Australasia	Total
	UK	Rest of Europe	USc	Rest of North America
Subsidiaries
At 1 January
Developed	132	—	893	—	3	6	729	11	1,775
Undeveloped	75	—	568	—	5	—	323	1	971
	207	—	1,462	—	7	6	1,052	13	2,746
Changes attributable to
Revisions of previous estimates	(11)	—	144	—	4	6	77	2	221
Improved recovery	—	—	2	—	—	—	—	—	2
Purchases of reserves-in-place	1	—	1	—	—	1	—	—	3
Discoveries and extensions	—	—	146	—	—	—	—	—	147
Production[c]	(27)	—	(177)	—	(3)	(7)	(109)	(4)	(326)
Sales of reserves-in-place	—	—	(5)	—	(3)	(4)	—	—	(11)
	(37)	—	111	—	(2)	(5)	(31)	(1)	35
At 31 December[d]
Developed	106	—	855	—	1	1	716	10	1,689
Undeveloped	63	—	718	—	4	—	305	1	1,092
	169	—	1,573	—	6	1	1,021	11	2,781
Equity-accounted entities (bp share)[e]
At 1 January
Developed	—	92	—	11	278	113	115	—	608
Undeveloped	—	49	—	—	254	88	2	—	393
	—	141	—	11	532	200	117	—	1,001
Changes attributable to
Revisions of previous estimates	—	5	—	—	(25)	8	19	—	8
Improved recovery	—	1	—	—	—	—	—	—	1
Purchases of reserves-in-place	—	—	—	—	—	5	—	—	5
Discoveries and extensions	—	—	—	—	18	—	—	—	18
Production	—	(22)	—	(1)	(20)	(32)	(25)	—	(100)
Sales of reserves-in-place	—	—	—	—	(14)	—	—	—	(15)
	—	(16)	—	(1)	(41)	(20)	(6)	—	(84)
At 31 December
Developed	—	78	—	10	274	103	107	—	573
Undeveloped	—	47	—	—	217	77	3	—	344
	—	125	—	10	491	180	110	—	918
Total subsidiaries and equity-accounted entities (bp share)
At 1 January
Developed	132	92	893	11	281	118	844	11	2,382
Undeveloped	75	49	568	—	259	88	324	1	1,365
	207	141	1,462	11	540	206	1,168	13	3,747
At 31 December
Developed	106	78	855	10	275	105	823	10	2,263
Undeveloped	63	47	718	—	222	77	308	1	1,436
	169	125	1,573	10	497	182	1,131	11	3,699
aProved reserves exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
bBecause of rounding, some totals may not exactly agree with the sum of their component parts.
cExcludes NGLs from processing plants in which an interest is held of 2 thousand barrels per day for equity-accounted entities.
dAlso includes 1.7 million barrels in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

bp Annual Report and Form 20-F 2024	233

Financial statements
Movements in estimated net proved reserves – continued

								billion cubic feet
Natural gasa b								2024
	Europe		North America		South America	Asia Africa		Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
At 1 January
Developed	221	—	2,672	—	931	518	3,051	1,550	8,942
Undeveloped	34	—	3,229	—	503	207	1,672	358	6,003
	255	—	5,901	—	1,434	724	4,722	1,907	14,944
Changes attributable to
Revisions of previous estimates	12	—	(241)	—	(174)	133	237	(40)	(73)
Improved recovery	—	—	1	—	—	—	—	—	1
Purchases of reserves-in-place	3	—	34	—	—	46	—	—	83
Discoveries and extensions	—	—	32	—	8	—	11	142	193
Production[c]	(80)	—	(639)	—	(423)	(340)	(625)	(325)	(2,432)
Sales of reserves-in-place	—	—	(76)	—	(115)	(402)	—	—	(594)
	(65)	—	(889)	—	(704)	(564)	(376)	(222)	(2,821)
At 31 December[d]
Developed	162	—	2,600	—	379	161	3,026	1,254	7,582
Undeveloped	29	—	2,412	—	350	—	1,320	431	4,542
	190	—	5,012	—	730	161	4,346	1,685	12,124
Equity-accounted entities (bp share)[e]
At 1 January
Developed	—	67	—	4	1,027	463	46	—	1,608
Undeveloped	—	110	—	—	621	188	—	—	919
	—	177	—	4	1,648	651	46	—	2,527
Changes attributable to
Revisions of previous estimates	—	1	—	—	(32)	(59)	—	—	(89)
Improved recovery	—	2	—	—	—	—	—	—	2
Purchases of reserves-in-place	—	—	—	—	—	205	—	—	205
Discoveries and extensions	—	—	—	—	221	—	—	—	221
Production[c]	—	(20)	—	—	(129)	(46)	(2)	—	(199)
Sales of reserves-in-place	—	—	—	—	(4)	—	—	—	(5)
	—	(18)	—	—	56	100	(2)	—	135
At 31 December
Developed	—	49	—	4	1,053	536	43	—	1,686
Undeveloped	—	111	—	—	651	215	—	—	976
	—	160	—	4	1,704	751	43	—	2,662
Total subsidiaries and equity-accounted entities (bp share)
At 1 January
Developed	221	67	2,672	4	1,958	981	3,096	1,550	10,549
Undeveloped	34	110	3,229	—	1,125	394	1,672	358	6,922
	255	177	5,901	4	3,082	1,375	4,768	1,907	17,471
At 31 December
Developed	162	49	2,600	4	1,433	697	3,070	1,254	9,268
Undeveloped	29	111	2,412	—	1,001	215	1,320	431	5,518
	190	160	5,012	4	2,434	911	4,390	1,685	14,786
aProved reserves exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
bBecause of rounding, some totals may not exactly agree with the sum of their component parts.
cIncludes 100 billion cubic feet of natural gas consumed in operations, 62 billion cubic feet in subsidiaries, 38 billion cubic feet in equity-accounted entities.
dIncludes 219 billion cubic feet of natural gas in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

234	bp Annual Report and Form 20-F 2024
Movements in estimated net proved reserves – continued

							million barrels of oil equivalentc
Total hydrocarbonsa b									2024
	Europe		North America		South America	Africa Asia		Australasia	Total
	UK	Rest of Europe	USf	Rest of North America
Subsidiaries
At 1 January
Developed	170	—	1,354	—	163	95	1,255	279	3,316
Undeveloped	81	—	1,125	—	91	36	611	63	2,006
	251	—	2,479	—	255	131	1,866	341	5,323
Changes attributable to
Revisions of previous estimates	(9)	—	102	—	(26)	28	118	(5)	208
Improved recovery	—	—	2	—	—	—	—	—	2
Purchases of reserves-in-place	1	—	7	—	—	9	—	—	17
Discoveries and extensions	—	—	152	—	1	—	2	25	180
Productiond e	(41)	—	(287)	—	(76)	(66)	(216)	(60)	(746)
Sales of reserves-in-place	—	—	(18)	—	(22)	(73)	—	—	(113)
	(49)	—	(42)	—	(123)	(102)	(96)	(40)	(451)
At 31 December[f]
Developed	134	—	1,303	—	67	29	1,237	226	2,997
Undeveloped	68	—	1,134	—	65	—	533	76	1,875
	202	—	2,437	—	131	29	1,770	302	4,871
Equity-accounted entities (bp share)[g]
At 1 January
Developed	—	103	—	12	455	192	123	—	885
Undeveloped	—	68	—	—	361	120	2	—	552
	—	172	—	12	816	313	124	—	1,437
Changes attributable to
Revisions of previous estimates	—	5	—	—	(30)	(2)	19	—	(8)
Improved recovery	—	1	—	—	—	—	—	—	1
Purchases of reserves-in-place	—	—	—	—	—	40	—	—	40
Discoveries and extensions	—	—	—	—	56	—	—	—	56
Production[e]	—	(26)	—	(1)	(42)	(40)	(26)	—	(135)
Sales of reserves-in-place	—	—	—	—	(15)	—	—	—	(16)
	—	(19)	—	(1)	(31)	(3)	(7)	—	(60)
At 31 December
Developed	—	87	—	11	456	196	115	—	864
Undeveloped	—	66	—	—	330	114	3	—	513
	—	153	—	11	785	310	118	—	1,377
Total subsidiaries and equity-accounted entities (bp share)
At 1 January
Developed	170	103	1,354	12	618	287	1,378	279	4,201
Undeveloped	81	68	1,125	—	453	156	613	63	2,558
	251	172	2,479	12	1,071	444	1,991	341	6,759
At 31 December
Developed	134	87	1,303	11	522	225	1,352	226	3,860
Undeveloped	68	66	1,134	—	394	114	535	76	2,387
	202	153	2,437	11	917	339	1,888	302	6,248
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
fIncludes 39 million barrels of oil equivalent in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
gVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

bp Annual Report and Form 20-F 2024	235

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
bBecause of rounding, some totals may not exactly agree with the sum of their component parts.
cIncludes 2.2 million barrels of crude oil in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
dVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

236	bp Annual Report and Form 20-F 2024
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
cExcludes NGLs from processing plants in which an interest is held of 2 thousand barrels per day for equity-accounted entities.
dIncludes 0 million barrels of NGL in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

bp Annual Report and Form 20-F 2024	237

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
cExcludes NGLs from processing plants in which an interest is held of 2 thousand barrels per day for equity-accounted entities.
dAlso includes 2.2 million barrels in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

238	bp Annual Report and Form 20-F 2024
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
dIncludes 430 billion cubic feet of natural gas in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

bp Annual Report and Form 20-F 2024	239

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
fIncludes 39 million barrels of oil equivalent in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
gVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

240	bp Annual Report and Form 20-F 2024
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
dVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.
eIncludes assets held for sale in Algeria.
fbp's decision to exit its Russia business, including its shareholding in Rosneft, is treated as sales of reserves in place.

bp Annual Report and Form 20-F 2024	241

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
eIncludes 0.4 million barrels of NGL in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
f Volumes of equity-accounted entities include volumes of equity-accounted investments of those entities.
gbp's decision to exit its Russia business, including its shareholding in Rosneft, is treated as sales of reserves in place.

242	bp Annual Report and Form 20-F 2024
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
eAlso includes 3 million barrels in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
fVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.
gbp's decision to exit its Russia business, including its shareholding in Rosneft, is treated as sales of reserves in place.

bp Annual Report and Form 20-F 2024	243

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
eIncludes 547 billion cubic feet of natural gas in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
fVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.
gbp's decision to exit its Russia business, including our shareholding in Rosneft, is treated as sales of reserves in place.

244	bp Annual Report and Form 20-F 2024
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
eIncludes 39 million barrels of oil equivalent in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
fExcludes NGLs from processing plants in which an interest is held of 2 thousand barrels per day for equity-accounted entities.
gIncludes 21 million barrels of oil equivalent of natural gas consumed in operations, 15 million barrels of oil equivalent in subsidiaries, 6 million barrels of oil equivalent in equity-accounted entities.
hVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.
ibp's decision to exit its Russia business, including our shareholding in Rosneft, is treated as sales of reserves in place.

bp Annual Report and Form 20-F 2024	245

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
assumptions on which it is based and its lack of comparability with the historical cost information presented in the financial statements.

									$ million
									2024
	Europe		North America		South America	Africa Asia		Australasia	Total
	UK	Rest of Europe	US	Rest of North America
At 31 December
Subsidiaries
Future cash inflows[a]	15,100	—	99,300	—	3,700	600	107,300	15,200	241,200
Future production cost[b]	11,800	—	39,100	—	2,900	100	37,800	3,900	95,600
Future development cost[b]	1,000	—	15,300	—	500	100	11,200	2,100	30,200
Future taxation[c]	2,200	—	7,100	—	100	100	42,800	2,400	54,700
Future net cash flows	100	—	37,800	—	200	300	15,500	6,800	60,700
10% annual discount[d]	100	—	15,400	—	(300)	—	4,900	2,200	22,300
Standardized measure of discounted future net cash flows[e]	—	—	22,400	—	500	300	10,600	4,600	38,400
Equity-accounted entities (bp share)[f]
Future cash inflows[a]	—	11,700	—	—	41,600	15,100	8,400	—	76,800
Future production cost[b]	—	4,100	—	—	20,900	5,400	4,200	—	34,600
Future development cost[b]	—	2,000	—	—	4,100	2,200	2,900	—	11,200
Future taxation[c]	—	4,300	—	—	4,600	2,200	400	—	11,500
Future net cash flows	—	1,300	—	—	12,000	5,300	900	—	19,500
10% annual discount[d]	—	300	—	—	7,000	1,400	200	—	8,900
Standardized measure of discounted future net cash flows	—	1,000	—	—	5,000	3,900	700	—	10,600
Total subsidiaries and equity-accounted entities
Standardized measure of discounted future net cash flows	—	1,000	22,400	—	5,500	4,200	11,300	4,600	49,000
The following are the principal sources of change in the standardized measure of discounted future net cash flows:

			$ million
	Subsidiaries	Equity-accounted entities (bp share)	Total subsidiaries and equity-accounted entities
Sales and transfers of oil and gas produced, net of production costs	(25,700)	(5,300)	(31,000)
Development costs for the current year as estimated in previous year	5,100	2,900	8,000
Extensions, discoveries and improved recovery, less related costs	400	300	700
Net changes in prices and production cost	(7,300)	(1,800)	(9,100)
Revisions of previous reserves estimates	2,500	300	2,800
Net change in taxation	11,200	2,100	13,300
Future development costs	(1,400)	(600)	(2,000)
Net change in purchase and sales of reserves-in-place	(1,400)	800	(600)
Addition of 10% annual discount	5,000	1,100	6,100
Total change in the standardized measure during the year[g]	(11,600)	(200)	(11,800)
aThe marker prices used were Brent $81.17/bbl, Henry Hub $2.07/mmBtu.
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
eNon-controlling interests in BP Trinidad and Tobago LLC amounted to $164 million.
fThe standardized measure of discounted future net cash flows of equity-accounted entities includes standardized measure of discounted future net cash flows of equity-accounted investments of those entities.
gTotal change in the standardized measure during the year includes the effect of exchange rate movements.

246	bp Annual Report and Form 20-F 2024
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
entities.
gTotal change in the standardized measure during the year includes the effect of exchange rate movements.

bp Annual Report and Form 20-F 2024	247

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
hIncludes future net cash flows for assets held for sale at 31 December 2022.
iTotal change in the standardized measure during the year includes the effect of exchange rate movements.

248	bp Annual Report and Form 20-F 2024
Operational and statistical information
The following tables present operational and statistical information related to production, drilling, productive wells and acreage. Figures include amounts attributable to assets held for sale.
Crude oil and natural gas production
The following table shows crude oil, natural gas liquids and natural gas production for the years ended 31 December 2024, 2023 and 2022.
Production for the yeara b

	Europe		North America		South America	Africa	Asia		Australasia	Total
	UK	Rest of Europe	US	Rest of North America			Russia[c]	Rest of Asia
Subsidiaries[d]
Crude oil[e]									thousand barrels per day
2024	70	—	376	—	4	19	—	297	9	775
2023	74	—	335	—	4	29	—	293	10	745
2022	80	—	296	15	5	83	—	307	12	797
Natural gas liquids									thousand barrels per day
2024	4	—	107	—	4	1	—	—	2	117
2023	5	—	88	—	4	2	—	—	2	100
2022	5	—	76	—	4	6	—	—	2	93
Natural gas[f]									million cubic feet per day
2024	197	—	1,690	—	1,145	904	—	1,655	882	6,474
2023	247	—	1,486	—	1,191	1,236	—	1,578	774	6,512
2022	271	—	1,291	—	1,276	1,353	—	1,485	752	6,428
Equity-accounted entities (bp share)
Crude oil[e]									thousand barrels per day
2024	—	58	—	—	56	82	—	69	—	266
2023	—	60	—	—	57	82	—	62	—	261
2022	—	47	—	—	59	33	150	25	—	314
Natural gas liquids									thousand barrels per day
2024	—	2	—	—	1	6	—	—	—	9
2023	—	3	—	—	1	6	—	—	—	9
2022	—	2	—	—	1	5	—	—	—	9
Natural gas[f]									million cubic feet per day
2024	—	55	—	—	300	85	—	—	—	440
2023	—	58	—	—	299	74	—	—	—	432
2022	—	66	—	—	296	64	248	—	—	674
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
dAll of the oil and liquid production from Canada is bitumen.
eCrude oil includes condensate.
fNatural gas production excludes gas consumed in operations.

bp Annual Report and Form 20-F 2024	249

Financial statements
Operational and statistical information – continued
Productive oil and gas wells and acreage
The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which the group and its equity-accounted entities had interests as at 31 December 2024. A ‘gross’ well or acre is one in which a whole or fractional working interest is owned, while the number of ‘net’ wells or acres is the sum of the whole or fractional working interests in gross wells or acres. Productive wells are producing wells and wells capable of production. Developed acreage is the acreage within the boundary of a field, on which development wells have been drilled, which could produce the reserves; while undeveloped acres are those on which wells have not been drilled or completed to a point that would permit the production of commercial quantities, whether or not such acres contain proved reserves.

		Europe		North America		South America	Africa Asia[e]		Australasia[e]	Total[a]
		UK	Rest of Europe	US	Rest of North America
Number of productive wells at 31 December 2024
Oil wells[b]	– gross	115	126	1,439	8	4,823	825	2,848	—	10,184
	– net	67	20	751	2	2,368	77	625	—	3,911
Gas wells[c]	– gross	36	10	3,607	—	1,209	89	185	89	5,225
	– net	8	2	1,819	—	392	37	70	21	2,348
Oil and natural gas acreage at 31 December 2024									thousands of acres
Developed	– gross	70	87	1,565	8	1,319	618	1,343	838	5,847
	– net	40	14	977	2	375	122	281	157	1,967
Undeveloped[d]	– gross	479	1,794	3,916	9,663	10,976	20,256	9,877	4,858	61,818
	– net	368	285	3,376	6,298	5,223	8,276	5,585	2,826	32,236
aBecause of rounding, some totals may not exactly agree with the sum of their component parts.
bIncludes approximately 164 gross (29 net) multiple completion wells (more than one formation producing into the same well bore).
cIncludes approximately 12 gross (5 net) multiple completion wells. If one of the multiple completions in a well is an oil completion, the well is classified as an oil well.
dUndeveloped acreage includes leases and concessions.
eIncludes correction of acreage distribution between continents.
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
producing hydrocarbons in sufficient quantities to justify completion.

	Europe		North America		South America	Africa	Asia		Australasia	Total[a]
	UK	Rest of Europe	US	Rest of North America			Russia	Rest of Asia
2024
Exploratory
Productive	—	—	0.7	—	0.5	0.4	—	0.7	—	2.3
Dry	—	—	1.0	0.8	0.5	—	—	0.5	—	2.8
Development
Productive	1.5	0.5	149.0	—	69.3	2.5	—	55.1	—	277.8
Dry	—	—	15.0	—	—	1.1	—	0.5	—	16.6
2023
Exploratory
Productive	—	—	2.0	—	—	—	—	0.8	0.4	3.2
Dry	0.5	—	0.8	0.5	—	—	—	0.2	—	2.0
Development
Productive[b]	2.6	0.6	141.9	0.1	85.2	4.2	—	39.7	0.4	274.7
Dry	—	—	—	—	—	—	—	0.4	—	0.4
2022
Exploratory
Productive	—	—	0.5	1.0	1.0	0.6	—	0.5	0.3	4.0
Dry	—	—	—	1.2	0.3	0.1	—	0.8	—	2.3
Development
Productive	0.9	1.5	137.2	0.3	71.4	2.8	—	39.0	1.4	254.5
Dry	—	—	1.1	—	0.5	0.1	—	1.1	—	2.8
aBecause of rounding, some totals may not exactly agree with the sum of their component parts.
bIncludes correction of 2023 productive wells

250	bp Annual Report and Form 20-F 2024
Operational and statistical information – continued
Drilling and production activities in progress
The following table shows the number of exploratory and development oil and natural gas wells in the process of being drilled by the group and its equity-
accounted entities as of 31 December 2024. Suspended development wells and long-term suspended exploratory wells are also included in the table.

	Europe		North America		South America	Africa Asia		Australasia	Total[a]
	UK	Rest of Europe	US	Rest of North America
At 31 December 2024
Exploratory
Gross	—	—	2.0	—	3.0	2.0	4.0	—	11.0
Net	—	—	0.9	—	1.9	0.6	1.0	—	4.4
Development
Gross	7.0	2.1	56.0	—	29.0	9.0	90.0	—	193.1
Net	3.7	0.3	36.4	—	10.9	4.4	20.5	—	76.1
aBecause of rounding, some totals may not exactly agree with the sum of their component parts.

bp Annual Report and Form 20-F 2024	251

Financial statements
Pages 251-310 have been removed as they do not form part of bp's Annual Report on Form 20-F as filed with the SEC.

252	bp Annual Report and Form 20-F 2024
Pages 251-310 have been removed as they do not form part of bp's Annual Report on Form 20-F as filed with the SEC.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	311

Additional disclosures

312	bp Annual Report and Form 20-F 2024
Additional information
Capital expenditure«

			$ million
	2024	2023	2022
Capital expenditure
Organic capital expenditure«	16,135	14,998	12,470
Inorganic capital expenditureabc«	102	1,255	3,860
	16,237	16,253	16,330
Capital expenditure by segment
gas & low carbon energy[a]	5,211	4,281	4,251
oil production & operations	6,198	6,278	5,278
customers & productsabc	4,420	5,253	6,252
other businesses & corporate	408	441	549
	16,237	16,253	16,330
Capital expenditure by geographical area
US	6,566	8,105	8,656
Non-US	9,671	8,148	7,674
	16,237	16,253	16,330
a2024 includes the cash acquired net of acquisition payments on completion of the bp Bunge Bioenergia and Lightsource bp acquisitions.
b2023 includes $1.1 billion in respect of the TravelCenters of America acquisition.
c2022 includes $3,030 million in respect of the Archaea Energy acquisition.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	313

Additional disclosures
Adjusting items
Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. An analysis of adjusting items is shown in the table below.

			$ million
	2024	2023	2022
gas & low carbon energy
Gain on sale of businesses and fixed assets[a]	297	19	45
Net impairment and losses on sale of businesses and fixed assets[a]	(3,004)	(2,221)	588
Environmental and related provisions	—	—	—
Restructuring, integration and rationalization costs[b]	(25)	—	8
Fair value accounting effectscd«	(1,550)	8,859	(1,811)
Other[e]	1,048	(1,299)	(197)
	(3,234)	5,358	(1,367)
oil production & operations
Gain on sale of businesses and fixed assets[a]	144	297	3,446
Net impairment and losses on sale of businesses and fixed assets[a]	(790)	(1,819)	(4,508)
Environmental and related provisions[f]	5	54	518
Restructuring, integration and rationalization costs[b]	(15)	(1)	(11)
Fair value accounting effects	—	—	—
Other[g]	(492)	(121)	52
	(1,148)	(1,590)	(503)
customers & products
Gain on sale of businesses and fixed assets[a]	190	44	374
Net impairment and losses on sale of businesses and fixed assetsah	(3,117)	(1,757)	(1,983)
Environmental and related provisions	(99)	(97)	(101)
Restructuring, integration and rationalization costs[b]	(123)	—	18
Fair value accounting effects[d]	(81)	(86)	(309)
Other[i]	(847)	(287)	81
	(4,077)	(2,183)	(1,920)
other businesses & corporate
Gain on sale of businesses and fixed assets[a]	39	1	1
Net impairment and losses on sale of businesses and fixed assets[a]	(19)	(41)	(17)
Environmental and related provisions[j]	(87)	(604)	(92)
Restructuring, integration and rationalization costs[b]	(59)	38	19
Fair value accounting effects[d]	(221)	630	(1,381)
Rosneft[k]	—	—	(24,033)
Gulf of America oil spill	(51)	(57)	(84)
Other	18	(4)	21
	(380)	(37)	(25,566)
Total before interest and taxation	(8,839)	1,548	(29,356)
Finance costs[l]	(505)	(405)	(425)
Total before taxation	(9,344)	1,143	(29,781)
Taxation on adjusting items[m]	1,495	972	456
Taxation – tax rate change effect[n]	(316)	232	(1,834)
Total after taxation[o]	(8,165)	2,347	(31,159)
aSee Financial statements – Note 4 for further information.
bRestructuring charges are classified as adjusting items where they relate to an announced major group restructuring. A major group restructuring is a restructuring programme affecting more than one of the group’s operating segments that is expected to result in charges of more than $1 billion over a defined period. 2024 includes charges for provisions arising from the groups transformation project that was announced on 16 January 2024. 2022 includes release of provisions for the reinvent bp restructuring costs.
cUnder IFRS bp marks-to-market the value of the hedges used to risk-manage LNG contracts, but not the contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect includes the change in value of LNG contracts that are being risk-managed, and the underlying result reflects how bp risk-manages its LNG contracts.
dFor further information, including the nature of fair value accounting effects reported in each segment, see page 355.
e2024 includes a $508 million gain relating to the remeasurement of bp's pre-existing 49.97% interest in Lightsource bp, and $498 million relating to the remeasurement of certain US assets excluded from the Lightsource bp acquisition (see Note 3 for further information). 2023 includes $1,140 million of impairment charges recognized through equity-accounted earnings relating to our US offshore wind projects.
f2022 includes a provision reversal relating to the change in discount rate on retained decommissioning provisions.
g2024 includes $429 million of impairment charges recognized through equity-accounted earnings relating to our interest in Pan American Energy Group.
hFor 2024, see Financial statements – Note 2 for further information.
i2024 includes recognition of onerous contract provisions related to the Gelsenkirchen refinery. The unwind of these provisions will be reported as an adjusting item as the contractual obligations are settled.
j2023 primarily relates to charges related to the control, abatement, clean-up or elimination of environmental pollution and legal settlements. 2022 primarily reflects charges due to the annual update of environmental provisions, including asbestos-related provisions for past operations, together with updates of non-Gulf of America oil spill related legal provisions.
kFor more information see Financial statements – Note 1 Significant accounting policies, judgements, estimates and assumptions – Investment in Rosneft, and Note 17 – Investments in associates.
lAll periods presented include the unwinding of discounting effects relating to Gulf of America oil spill payables and the income statement impact of temporary valuation differences related to the group's interest rate and foreign currency exchange risk management associated with finance debt. 2024 includes the unwinding of discounting effects relating to certain onerous contract provisions. 2023 and
2022 include the income statement impact associated with the buyback of finance debt.
mIncludes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency; and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.
n2024 and 2023 include revisions to the deferred tax impact of the introduction of the UK Energy Profits Levy (EPL) on temporary differences existing at 31 December 2022 that are expected to unwind before 31 March 2028. 2022 includes the deferred tax impact of the introduction of the EPL. The EPL increases the headline rate of tax to 78% (75% until 31 October 2024) and applies to taxable profits

314	bp Annual Report and Form 20-F 2024
from bp’s North Sea business made from 1 January 2023 until 31 March 2028. In October 2024 the UK government announced changes to the EPL including a 3% increase in the rate from 1 November
2024, the removal of the Levy’s main investment allowance and an extension to 31 March 2030. The changes to the rate and to the investment allowance were substantively enacted in 2024. The extension of the Levy to 31 March 2030 was substantively enacted after 31 December 2024 and will result in a non-cash deferred tax charge of around $0.5 billion in the year ended 31 December 2025.
o2023 and 2022 include a $146-million charge and a $505-million charge respectively for the EU Solidarity Contribution.
Non-IFRS information on fair value accounting effects
The impacts of fair value accounting effects, relative to management’s internal measure of performance, are set out below. Further information on fair value accounting effects is provided on page 355.

			$ million
	2024	2023	2022
gas & low carbon energy
Unrecognized (gains) losses brought forward from previous period	(1,125)	(9,960)	(8,149)
Favourable (adverse) impact relative to management’s measure of performance	(1,550)	8,859	(1,811)
Exchange translation gains (losses) on fair value accounting effects	1	(24)	—
Unrecognized (gains) losses carried forward	(2,674)	(1,125)	(9,960)
customers & products
Unrecognized (gains) losses brought forward from previous period	(17)	79	391
Favourable (adverse) impact relative to management’s measure of performance	(81)	(86)	(309)
Exchange translation gains (losses) on fair value accounting effects	2	(10)	(3)
Unrecognized (gains) losses carried forward	(96)	(17)	79
other businesses & corporate
Unrecognized (gains) losses brought forward from previous period	(925)	(1,555)	(174)
Favourable (adverse) impact relative to management’s measure of performance[a]	(221)	630	(1,381)
Unrecognized (gains) losses carried forward	(1,146)	(925)	(1,555)

Group
Unrecognized (gains) losses brought forward from previous period	(2,067)	(11,436)	(7,932)
Favourable (adverse) impact relative to management’s measure of performance	(1,852)	9,403	(3,501)
Exchange translation gains (losses) on fair value accounting effects	3	(34)	(3)
Unrecognized (gains) losses carried forward	(3,916)	(2,067)	(11,436)

Favourable (adverse) impact relative to management’s measure of performance – by region gas & low carbon energy
US	(582)	900	(1,140)
Non-US	(968)	7,959	(671)
	(1,550)	8,859	(1,811)
customers & products
US	(214)	(18)	3
Non-US	133	(68)	(312)
	(81)	(86)	(309)
other businesses & corporate
US	—	—	—
Non-US	(221)	630	(1,381)
	(221)	630	(1,381)
	(1,852)	9,403	(3,501)
Taxation credit (charge)	325	(915)	434
	(1,527)	8,488	(3,067)
aIncludes changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. For further information see page 355.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	315

Additional disclosures
Net debt including leases
Net debt including leases« is shown in the table below.

		$ million
At 31 December	2024	2023
Net debt[a]«	22,997	20,912
Lease liabilities	12,000	11,121
Net partner (receivable) payable for leases entered into on behalf of joint operations«	(88)	(131)
Net debt including leases	34,909	31,902
Total equity	78,318	85,493
Gearing including leases«	30.8%	27.2%
aSee Financial statements – Note 27 for a reconciliation of net debt to finance debt, which is the nearest equivalent measure to net debt on an IFRS basis.

316	bp Annual Report and Form 20-F 2024
Liquidity and capital resources
Financial framework
The financial framework sets out how we allocate capital, balancing between strengthening the balance sheet, investing in the business, and delivering resilient distributions.
Net debt« at 31 December 2024 was $23.0 billion and is expected to reduce over time to a targeted range of $14-18 billion by the end of 2027, reflecting the allocation of potential proceeds from any transactions related to the Castrol strategic review and announcement to bring a strategic partner into Lightsource bp. The exact timing of achieving our net debt target range will therefore be impacted by the timing of any potential transactions. bp is committed to maintaining a strong balance sheet and ‘A’
range credit metrics throughout the cycle.
Our shareholder distributions include a dividend, resilient to a lower price environment, and we remain committed to sharing excess cash through share buybacks over time. Our distribution policy reflects the balance between the uses of cash alongside an ongoing consideration of factors, including changes in the environment, the underlying performance of the business, the outlook for the group financial framework, and other market factors which may vary quarter to quarter.
We expect operating cash flow to cover capital expenditure« and the dividend. Capital expenditure in 2024 was $16.2 billion, including $0.1 billion of inorganic capital expenditure«. We expect capital expenditure of around
$15 billion in 2025 and a range of $13-15 billion per annum from 2026 to
2027 including inorganic expenditure. This is a level that maximizes cash generation and grows the financial scale of the company. Within this frame we are reallocating capital to our highest returning opportunities, with an average $10 billion per year allocated to oil and gas, $3-4 billion in customers and products and less than $800 million per year in low carbon energy to 2027. In a period of low prices, the group has the flexibility to reduce or defer capital investment, as appropriate.
In 2024, the return on average capital employed« was 14.2%a at an average of $81 per barrel. The return on average capital employed is targeted to be over 16% by 2027 at $70 per barrel in 2024 real terms, and assuming bp planning assumptions, as we execute our reset strategy. This is supported by an expected compound annual growth rate in adjusted free cash flow«
of over 20% from 2024 to 2027 and subject to the same price and planning assumptions.
aNearest equivalent IFRS measures of numerator and denominator are profit for the year attributable to bp shareholders and total equity respectively: Profit for the year attributable to bp shareholders divided by total equity at the end of 2024 0.5%.
Dividends and other distributions to shareholders
The dividend is determined in US dollars, the economic currency of bp, and the dividend level is reviewed by the board each quarter. The quarterly dividend was increased from 7.270 to 8.000 cents per ordinary share per quarter in the second quarter of 2024.
The total dividend distributed to bp shareholders in 2024 was $5.0 billion
(2023 $4.8 billion). This dividend was all paid in cash as shareholders no longer have the option to receive a scrip dividend in place of receiving cash.
Our dividend is resilient to a lower price environment. Based on our current forecasts and subject to the board’s discretion each quarter, we expect an annual increase in the dividend per ordinary share of at least 4%.
Additionally, subject to board discretion, it is our intention to share excess cash with investors through share buybacks over time. This policy enables bp to share upside when the price environment is stronger, while ensuring the balance sheet remains resilient in a lower price environment. Taken together, our guidance is for total dividends and share buybacks to be in the range of 30 to 40% of operating cash flow over time, including buybacks to offset dilution from employee share schemes.
In 2024 bp executed $7.1 billion of share buybacks (2023 $7.9 billion), including fees and stamp duty. Since 1 January 2025 an additional
$927 million shares have been repurchased up to 14 February 2025, including fees and stamp duty.
In setting the dividend and share buybacks each quarter, the board will continue to take into account factors including the cumulative level of and outlook for cash flow, share count reduction from buybacks and maintaining ‘A’ range credit metrics.
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
Cash balances of the group are mainly held in US dollars or swapped to US dollars, and holdings are well diversified to reduce concentration risk. The group is not, therefore, exposed to significant currency risk regarding its cash or borrowings. Also see Risk factors on page 65 for further information on risks associated with prices and markets, and Financial statements – Note 29.
The group’s finance debt at 31 December 2024 amounted to $59.5 billion
(2023 $52.0 billion). Of the total finance debt, $4.5 billion is classified as short term at the end of 2024 (2023 $3.3 billion). See Financial statements
– Note 26 for more information on the short-term balance. Net debt« was
$23.0 billion at the end of 2024, an increase of $2.1 billion from the 2023 year-end position of $20.9 billion. BP p.l.c. fully and unconditionally guarantees securities issued by BP Capital Markets p.l.c. and BP Capital
Markets America Inc., which are 100%-owned finance subsidiaries of BP
p.l.c.
At 31 December 2024 the group held a balance of $16.6 billion (2023 $13.6 billion) issued perpetual subordinated hybrid instruments consisting of
$14.6 billion (2023 $12.1 billion) hybrid bonds and $2.0 billion (2023 $1.5 billion) hybrid securities. Proceeds from hybrid securities are typically earmarked to fund specific project or investment activities. As the group has the unconditional right to avoid transfer of cash or another financial asset in relation to these hybrid instruments, which were issued by group subsidiaries, they are classified as equity instruments and reported within non-controlling interest.
The ratio of finance debt to finance debt plus total equity at 31 December
2024 was 43.2% (2023 37.8%). Gearing was 22.7% at the end of 2024 (2023
19.7%). See Financial statements – Note 27 for finance debt, which is the nearest equivalent measure on an IFRS basis, and for further information on net debt.
Cash and cash equivalents of $39.2 billion at 31 December 2024 (2023
$33.0 billion) are included in net debt. We manage our cash position so that the group has adequate cover to respond to potential short-term market liquidity, short-term price environment volatility, and expect to maintain a robust cash position.
The group also has an undrawn committed $8 billion credit facility and undrawn committed standby facilities of $4 billion (see Financial statements – Note 29 for more information).
We believe that the group's resilient balance sheet and strong investment grade credit rating will allow the group to meet its known contractual and other obligations in both the short and long term with the group having sufficient working capital, taking into account the amounts of undrawn borrowing facilities, access to capital markets, levels of cash and cash equivalents and its ongoing ability to generate cash through operations.
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
Standard & Poor’s Ratings’ long-term credit rating for BP p.l.c. is A- (stable), the Moody’s Investors Service rating is A1 (stable) and the Fitch Ratings’
long-term credit rating is A+ (stable).
The group’s sources of funding, its access to capital markets and maintaining a strong cash position are described in Financial statements –
Note 25 and Note 29. Further information on the management of liquidity risk and credit risk, and the maturity profile and fixed/floating rate characteristics of the group’s debt are also provided in Financial statements – Note 26 and Note 29.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	317

Additional disclosures
The information above contains forward-looking statements, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. You are urged to read the Cautionary statement on page 338 and Risk factors on page 65, which describe the risks and uncertainties that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
Off-balance sheet arrangements
At 31 December 2024, the group’s share of third-party finance debt and lease liabilities of equity-accounted entities was $8.0 billion (2023 $9.9 billion). These amounts are not reflected in the group’s debt on the balance sheet. The group has issued third-party guarantees under which amounts outstanding, incremental to amounts recognized on the balance sheet at
31 December 2024, were $655 million (2023 $1,655 million) in respect of liabilities of joint ventures« and associates« and $585 million (2023 $598 million) in respect of liabilities of other third parties. Of these amounts, $655 million (2023 $1,609 million) of the joint ventures and associates guarantees relate to borrowings and, for other third-party guarantees, $430 million (2023 $527 million) relate to guarantees of borrowings.
Contractual obligations
The following table summarizes the group’s capital expenditure commitments for property, plant and equipment at 31 December 2024 and the proportion of that expenditure for which contracts have been placed.

			$ million
		Payments due by period
Capital expenditure	Less than 1 year	More than 1 year	Total
Committed	12,520	13,513	26,033
of which is contracted	7,649	5,993	13,642
Capital expenditure is considered to be committed when the project has received the appropriate level of internal management approval. For joint operations«, the net bp share is included in the amounts above.
In addition, at 31 December 2024 the group had committed to capital expenditure relating to investments in equity-accounted entities amounting to $3,976 million. Contracts were in place for $3,451 million of this total.
The following table summarizes the group’s principal contractual obligations at 31 December 2024, distinguishing between those for which a liability is recognized on the balance sheet and those for which no liability is recognized. See Financial framework above for bp’s approach to capital allocation and Financing the group’s activities above for bp’s plan and ability to generate and obtain cash in the short and long term. Also see
Financial statements – Note 23 for more information on provisions, Note
24 on pensions and other post-employment benefits, Note 26 on borrowings, Note 28 on leases, Note 29 and Note 30 on derivatives and financial instruments.

			$ million
		Payments due by period
Expected payments by period under contractual obligations	Less than 1 year	More than 1 year	Total
Balance sheet obligations
Borrowings[a]	6,892	70,354	77,246
Lease liabilities[b]	3,237	11,031	14,268
Decommissioning liabilities[c]	643	23,967	24,610
Environmental liabilities[c]	349	1,584	1,933
Gulf of America oil spill liabilities[d]	1,137	8,383	9,520
Pensions and other post- employment benefits[e]	533	13,403	13,936
	12,791	128,722	141,513
Off-balance sheet obligations
Unconditional purchase obligations[f]
Crude oil and oil products	61,541	7,094	68,635
Natural gas and LNG	15,350	54,579	69,929
Chemicals and other refinery feedstocks	1,011	1,509	2,520
Power	6,111	14,165	20,276
Utilities	54	393	447
Transportation	2,000	14,538	16,538
Use of facilities and services	3,189	23,918	27,107
	89,256	116,196	205,452
Total	102,047	244,918	346,965
aExpected payments include interest totalling $20,854 million (less than 1 year $2,490 million, more than 1 year $18,364 million).
bExpected payments include interest totalling $2,268 million (less than 1 year $460 million, more than 1 year $1,808 million).
cThe amounts presented are undiscounted.
dThe amounts presented are undiscounted. Gulf of America oil spill liabilities are included in the group balance sheet, on a discounted basis, within other payables. See Financial statements –
Note 22 for further information.
eRepresents the expected future contributions to funded pension plans and payments by the group for unfunded pension plans, and the expected future payments for other post-employment benefits.
fRepresents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms (such as fixed or minimum purchase volumes, timing of purchase and pricing provisions). Agreements that do not specify all significant terms, or that are not enforceable, are excluded. The amounts shown include arrangements to secure long-term access to supplies of crude oil, natural gas, feedstocks and pipeline systems. In addition, the amounts shown for 2025 include purchase commitments existing at 31 December 2024 entered into principally to meet the group’s short-term manufacturing and marketing requirements. The price risk associated with these crude oil, natural gas and power contracts is discussed in
Financial statements – Note 29.
Commitments for the delivery of oil and gas
We sell crude oil, natural gas and liquefied natural gas under a variety of contractual obligations. Some of these contracts specify the delivery of fixed and determinable quantities. For the period from 2025 to 2027 worldwide, we are contractually committed to deliver approximately 444 million barrels of oil, 6,277 billion cubic feet of natural gas, and 70Mt of liquefied natural gas. The commitments principally relate to group subsidiaries« based in Azerbaijan, Oman, Trinidad and Tobago, the UK and the US. We expect to fulfil these delivery commitments with production from our proved developed reserves and supplies from existing contracts, supplemented by market purchases as necessary.

318	bp Annual Report and Form 20-F 2024
Oil and gas disclosures for the group
Analysis by region
Our oil and gas operations are set out below by geographical area, with associated significant events for 2024. bp’s percentage working interest in oil and gas assets is shown in brackets. Working interest is the cost-bearing ownership share of an oil or gas lease. Consequently, the percentages disclosed for certain agreements do not necessarily reflect the percentage interests in proved reserves, production or revenue.
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
Our upstream LNG activities are located in Abu Dhabi, Angola, Australia,
Indonesia, Trinidad and from 2025, in Mauritania and Senegal. In 2024 our production was 11Mt of LNG from these assets, of which 4Mt were marketed through supply, trading and shipping (ST&S) , which supplements equity production with merchant third party volumes, leading to a global long-term strategic LNG portfolio of 23Mttpa. In addition to the long-term equity and merchant supply portfolio, bp has delivered 14Mtpa in 2024 of incremental merchant volumes through short and mid-term cargos managed through the ST&S LNG business. These supplement the long-
term portfolio and allow generation of short-term value when opportunities exist.
The LNG is marketed through contractual rights to access import terminal capacity into the liquid gas markets of Europe, and the UK, and relationships to market directly to end-user customers or trading entities.
LNG is supplied to all major LNG demand centres, for example Argentina,
Brazil, the Caribbean, China, Croatia, the Mediterranean, Iberia and north-
west Europe, India, Japan, Singapore, South Korea, Taiwan, Thailand,
Türkiye and the UK.
Europe
bp has interest in offshore oil and gas activities in the UK and Norway. In
2024 bp’s UK production came from two key areas: the Shetland area comprising the Clair and Schiehallion fields; and the central area comprising the Andrew area, Culzean, Vorlich and ETAP fields. In Norway, production was through our equity-accounted 15.9% interest in Aker BP.
•On 10 May bp was awarded a licence for two blocks in the central North
Sea, consolidating our position around our Eastern Trough Area Project
(ETAP) central processing facility. The award aligns with our strategic focus on oil and gas opportunities that can be developed through established production facilities.
•On 3 September Aker BP announced oil production had started from the
Tyrving field in the Alvheim area (bp 15.9%). Tyrving is operated by Aker
BP (61.26% working interest). The Tyrving development is part of the life extension of the Alvheim field and is expected to increase production while reducing both unit costs and emissions. Recoverable resources in
Tyrving are approximately 25 million barrels of oil equivalent (gross).
•On 14 January 2025 Aker BP was awarded interests in 19 licences (of which it will operate 16) in the North Sea and Norwegian Sea (bp 15.9%).
•During the year an impairment charge of $1 billion was recognized in respect of certain assets in the North Sea as a result of changes to reserves and tax assumptions.
North America
Our oil and gas activities in North America are located in four areas:
deepwater Gulf of America, the Lower 48 states, Canada and Mexico.
bp has around 280 lease blocks in the Gulf of America and operates five production hubs.
•On 9 February the final investment decision was taken on the Atlantis
Drill Center Expansion, which will be a two well tieback to the Atlantis facility in the Gulf of America (bp share 56%).
•On 30 July bp made the final investment decision on the Kaskida project in the deepwater Gulf of America. Kaskida will be bp's sixth hub in the
Gulf of America and is expected to have a production capacity of 80,000 barrels of crude oil per day (bp 100%). Following this decision, bp entered into agreements with Enbridge Offshore Facilities LLC to construct, own and operate oil and gas export pipelines to transport oil from Kaskida to the Green Canyon 19 platform and gas to markets in
Louisiana. bp also entered into agreements with Shell Pipeline Company
LP to transport oil from Green Canyon 19 to markets in Louisiana via a new build pipeline.
bpx energy, bp's onshore oil and gas business in the Lower 48 states, has significant operated and non-operated activities across Louisiana and
Texas producing natural gas, oil, NGLs and condensate, with primary focus on developing unconventional resources. It had a 1.5 billion boe proved reserve base at 31 December 2024, predominantly in unconventional reservoirs (tight gas«, shale gas and shale oil). bpx energy's core assets span 0.8 million net developed acres with nearly 1,600 operated gross wells at 31 December 2024. Daily net production averaged 434mboe/d in 2024.
bpx energy continues to operate as a separate business while remaining part of the OP&O segment. With its own governance, systems, and processes, it is structured to increase competitive performance through swift decision making and innovation, while maintaining bp’s commitment to safe, reliable and compliant operations.
•In April bpx energy successfully brought online 'Checkmate', its third central processing facility in the Permian Basin. It is a low-emission, electrified facility that will enable further production growth for bpx energy in the basin (bp 100% operator).
bp’s onshore US crude oil and product pipelines and related transportation assets were included in the customers & products segment in 2024.
In Canada, bp is focused on pursuing offshore exploration and development opportunities and conducts trading and marketing activities across various energy commodities. We hold exploration and significant discovery licences in offshore Newfoundland and Labrador, including an interest in the Equinor-operated Bay du Nord project. bp also holds offshore exploration licences in the Arctic, where the moratorium has been extended until 31 December 2028.
In Mexico, bp held interests in an exploration block in the Salina Basin with
Equinor and Total, Block 1 (bp 33% operator) and an exploration block in the
Sureste Basin, Block 34 (bp 42.5% operator), with Total, QPI Mexico and
Hokchi Energy. Hokchi Energy is a subsidiary of Pan American Energy
Group (PAEG, see below) in which bp owns 50%. Separate to the above holdings in Mexico, Hokchi Energy also holds an interest in two other blocks.
•Formal relinquishment of Block 1 and Block 34 licences is still pending regulatory approval.
South America
bp has oil and gas activities in Argentina, Brazil and Trinidad and Tobago and, through PAEG, in Argentina and Bolivia.
In Argentina, the bp and Total (operator) partnership on a 50:50 basis in two offshore exploration concessions has been relinquished as per regulatory approval received on 11 July.
In Brazil bp has interests in eight exploration areas across three basins:
•In April the appraisal plan for Alto de Cabo Frio Central block (bp 50%), in the southern portion of the Campos Basin, was approved by the regulator.
•In May the Production Sharing Contract for the Tupinamba block, awarded to bp in 2023 during Brazil´s second Permanent Production
Sharing Offer bid round was executed. bp holds 100% participation interest.
•In November bp, as operator in the BAR-M-346 block (bp 50%) filed a request to the regulatory authorities for exemption from the unfulfilled
Minimum Work Program and Contract Termination due to delays in the environmental licensing process and is pending approval.
PAEG, a joint venture that is owned by bp (50%) and BC E&P Uruguay S.A.
(50%), has activities mainly in Argentina and as noted above Mexico, and is also present in Bolivia.
In Trinidad and Tobago bp holds interests in exploration and production licences and production-sharing contracts (PSCs)« covering 2.8 million acres offshore of the east and north-east coast. Facilities include 12 offshore platforms, 2 subsea tiebacks and 2 onshore processing facilities.
Production comprises gas and associated liquids.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	319

Additional disclosures
bp also holds interests in the Atlantic LNG facility. The total gross capacity of the LNG trains 2, 3 and 4 is approximately 12Mtpa.
The Atlantic Train 1 plant has not been operational since 2020. The Atlantic shareholders, bp, Shell and the National Gas Company of Trinidad &
Tobago (NGC), agreed to decouple the Train from the rest of the Atlantic facility with a view to decommissioning it. The Train has been made safe and decoupling and decommissioning work scopes are being planned. In
2023 bp, Shell and NGC agreed to and executed the agreements for the restructuring of the ownership and commercial framework of the Atlantic
LNG facility. The new ownership and commercial structure have been agreed for Trains 2 and 3 and took effect from 1 October 2024. Train 4 (T4)
contracts expire on 1 May 2027, at which time, T4 will be rolled into the restructured arrangement. bp’s shareholding averages 43% across the two companies which own the LNG trains comprising the LNG facility.
•On 24 July bp and its partner the National Gas Company of Trinidad and
Tobago Limited were awarded an exploration and production licence by the Bolivarian Republic of Venezuela for the development of the Cocuina gas discovery. Cocuina is the Venezuelan portion of the cross-border
Manakin-Cocuina gas field. bp is operator of the Manakin block which was discovered in 1998. Manakin declared commerciality in January
2018; however, cross-border discussions had not progressed due to the impact of US sanctions. In October 2023 the US government eased sanctions on Venezuela’s oil sector for six months and further extended for two years until May 2026. The seismic acquisition programme over the joint Manakin-Cocuina field was successfully completed during
September 2024.
•On 14 August bp announced it had agreed with EOG Resources Trinidad
Limited (EOG) to partner on the Coconut gas development. bp approved the final investment decision for the project in June. Coconut is a 50/50 joint venture with EOG as operator. The first gas is expected in 2027.
•On 2 September bp announced it has entered into an agreement with
Perenco T&T to sell four mature offshore gas fields and associated production facilities in Trinidad & Tobago (Immortelle, Flamboyant,
Amherstia and Cashima). The deal also included undeveloped resources from the Parang area and completed in December 2024.
•On 19 November bp entered into a Production Sharing Contract (PSC)
with the Government of the Republic of Trinidad and Tobago for Block
NCMA 2, located approximately 30 miles off Trinidad’s north coast.
Seismic reprocessing activity is planned during 2025.
•Cypre, bp’s third subsea gas development in Trinidad and Tobago, started drilling in 2024 with first gas expected in 2025. The project is expected to have seven wells and be tied back to the Juniper platform.
•In September construction of the Ocelot project, which is a 6-inch liquids pipeline connecting Beachfield to terminal operations at Galeota Point, was completed.
•The Mento (bp 50%/EOG 50% and operator) platform has sailed away, and installation was completed before the end of 2024. First gas is expected in the second quarter of 2025.
Africa
bp’s oil and gas activities in Africa are located in Angola, Egypt, Libya,
Mauritania and Senegal.
In Angola, bp and Eni each own a 50% interest in the Azule Energy joint venture. Azule Energy is Angola’s largest independent equity producer of oil and gas, holding stakes in 18 licences, as well as an interest in the Angola
LNG plant.
•In December Azule Energy completed acquisition of a 42.5% interest in exploration block 2914A (PEL85), Orange Basin, offshore Namibia.
•Azule Energy Finance Plc, a financing vehicle of Azule Energy Holdings
Limited, has issued unsecured notes in an aggregate principal amount of $1,200 million. The notes have a term of 5 years and a coupon of
8.125% per annum.
In Egypt, bp holds an investment in West Nile Delta. Through its joint ventures with Egyptian Natural Gas Holding Company (EGAS), Egyptian
General Petroleum Corporation (EGPC), International Egyptian Oil Company
(IEOC), Eni, the Pharaonic Petroleum Company (PhPC), ADNOC, and
through collaboration with Belayim Petroleum Company (Petrobel), bp and its partners now produce more than 60% of Egypt's total gas supply. In addition, bp owns interest in other exploration projects.
•On 14 February bp and ADNOC announced the formation of a new joint venture in Egypt. In December bp completed the contribution of the
North Damietta and Shorouk concessions, containing the producing
Atoll and Zohr fields, and three exploration concessions in Egypt to the newly created joint venture Arcius Energy Limited (bp 51%, XRG 49%).
In Libya, bp partners with the Libyan Investment Authority (LIA) and Eni
(operator) in an exploration and production-sharing agreement (EPSA) to explore acreage in the onshore Ghadames and offshore Sirt basins (bp
42.5%).
•Exploration operations under the EPSA resumed in 2023, following the period of force majeure between 2012 and 2022. On 26 October drilling commenced for the first exploration well in the Onshore Ghadames basin.
In Mauritania and Senegal, bp retains the exploitation licences in the respective C8 and Saint Louis Offshore Profond blocks pertinent to the
Greater Tortue Ahmeyim (GTA) Unit cross-border development.
•On 29 April the BirAllah gas resource exploration licence in which bp held a 62% participating interest expired in accordance with the terms of the applicable Production Sharing Contract, following the end of sub-
phase 2.
•On 2 January 2025 bp announced that first gas had begun flowing from the GTA wells on 31 December 2024.
•In 2024 an impairment charge of $1.5 billion was recognized in respect of certain assets in the region due to increased future forecast expenditure.
Asia
bp has activities in Abu Dhabi, Azerbaijan, China, India, Indonesia, Iraq,
Kuwait and Oman.
In China, we have a 30% equity stake in the Guangdong LNG regasification terminal and trunkline project (GDLNG) with a total storage capacity of
640,000 cubic metres. bp also has 0.6Mtpa of regasification capacity at
GDLNG for up to 12 years starting from the beginning of 2021. bp imports
LNG from our global portfolio and delivers regasified natural gas via the terminal to power plant and city gas customers in Guangdong province under long-term sales contracts.
In Azerbaijan, bp operates two PSAs, Azeri-Chirag-Gunashli (ACG) (bp
30.37%) and Shah Deniz (bp 29.99%) and also holds a number of other exploration leases.
•On 16 April bp, as operator of the Azeri-Chirag-Gunashli (ACG) field, announced the start-up of oil production from the new Azeri Central East
(ACE) platform as part of the giant ACG field development, which is the first remotely operated offshore platform in the Caspian.
•On 4 June a new gas sales agreement (GSA) was signed with the
Turkish state-owned company BOTAS covering the period 2025-2030.
This is the fourth GSA between Shah Deniz and BOTAS since the start of production from the field in 2006.
•On 19 July bp and SOCAR signed a protocol to extend the Shafag-
Asiman exploration period until the end of June 2025 to allow for bp and
SOCAR to continue discussions on the terms of any potential follow-on exploration activity.
•On 20 September the ACG joint venture partners announced the signing of an addendum to the existing PSA which enables the parties to progress the exploration, appraisal, development of and production from the non-associated natural gas reservoirs of the ACG field (bp operator with 30.37% equity).
•On 20 September bp and the State Oil Company of the Azerbaijan
Republic (SOCAR) signed a memorandum of understanding announcing the parties’ intention for bp to join SOCAR in two exploration and development blocks in the Azerbaijan sector of the Caspian Sea. The first block is the Karabagh oil field, and the second block is the Ashrafi –
Dan Ulduzu – Aypara area, containing a number of existing discoveries and prospective structures.
Naftiran Intertrade Co Ltd (NICO), a subsidiary of the National Iranian Oil
Company, holds a 10% interest in the Shah Deniz joint venture. For information on the exclusion of this project from EU and US trade sanctions, see International trade sanctions on page 334.
bp holds a 30.1% interest in and operates the Baku-Tbilisi-Ceyhan (BTC) oil pipeline. The 1,768-kilometre pipeline transports oil from the ACG oilfield

320	bp Annual Report and Form 20-F 2024
and condensate from the Shah Deniz gas and condensate field in the
Caspian Sea, along with other third-party oil, to the eastern Mediterranean port of Ceyhan. The pipeline has a capacity of 1mmboe/d, with an average throughput in 2024 of 612mboe/d.
bp (as operator of Azerbaijan International Operating Company and the
Georgian Pipeline Company for the Georgian section) also operates the
Western Route Export Pipeline (WREP) that transports ACG oil to Supsa on the Black Sea coast of Georgia, with an average throughput of 2mboe/d in
2024. Exports through the pipeline have been suspended since May 2022
(with occasional short-term exports driven by operational needs) due to lack of nominations from the shipper group. In current market conditions
WREP serves as a contingency export route for ACG crude product.
bp holds a 29.99% interest in and operates certain parts of the 693-
kilometre South Caucasus Pipeline (SCP). The pipeline takes gas from the
Shah Deniz field in Azerbaijan through Georgia to the Turkish border and has a capacity of 440mboe/d (including expansion), with average throughput in 2024 of 389mboe/d.
bp also holds a 12% interest in the Trans Anatolian Natural Gas Pipeline
(TANAP). The pipeline takes Shah Deniz gas from the Turkish border and transports it to Eskisehir in Türkiye and to the Greek border where it connects with the Trans Adriatic Pipeline (TAP). The current capacity of
TANAP is 275mboe/d and the average throughput in 2024 was 263mboe/d.
bp has a 20% interest in TAP, which takes gas through Greece and Albania into Italy. The current capacity of TAP is 167mboe/d and the total average throughout in 2024 was 177mboe/d. TAP throughput exceeded capacity during 2024 due to high flow tests taking place during the year.
•On 16 September bp announced it had agreed for Apollo-managed funds to purchase a non-controlling stake in BP Pipelines TAP Limited, the bp subsidiary that holds a 20% share in TAP. bp remains the controlling shareholder of BP Pipelines TAP Limited.
In Oman, bp operates Block 61, the largest tight gas development in the
Middle East (bp 40%). bp also has a 50% interest in Block 77 with Eni
(operator) in which an exploration well was spudded in October 2023.
Currently the prospect is under evaluation.
In Abu Dhabi, bp holds a 10% interest in the ADNOC Onshore concession.
We also have a 10% equity shareholding in ADNOC LNG and a 10%
shareholding in the shipping company NGSCO. ADNOC LNG supplied approximately 5.9Mt of LNG (0.8bcfe/d regasified) in 2024. bp’s interest in the ADNOC Onshore concession expires at the end of 2054.
•In July bp made the final investment decision to take a 10% interest in the planned 9.6mmtpa Ruwais LNG project, subject to receipt of appropriate merger clearances.
In 2016 bp signed an enhanced technical service agreement for the duration of ten years for south and east Kuwait conventional oilfields, which includes the Burgan field, with Kuwait Oil Company.
In India, we have a participating interest in two oil and gas PSAs (KG D6
33.33% and NEC25 33.33%), and two oil and gas blocks under a revenue sharing contract (KG-UDWHP-2018/1 40% and KG-UDWHP-2022/1 40%), all operated by Reliance Industries Limited (RIL). We also have a 50% stake in
India Gas Solutions Private Limited, a joint venture with RIL, for the sourcing and marketing of gas in India.
•In February 2025 bp and Oil and Natural Gas Corporation Limited
(ONGC) have signed agreement under which bp will serve as the technical services provider for ONGC’s Mumbai High field, India's largest oil and gas field. The scope of this bid award is to review the field performance and identify improvements in reservoir, facilities and wells to enhance production from the Mumbai High field over a 10-year contract period.
In the Asian part of Indonesia, bp holds an interest in the Andaman II PSC exploration block (operated by Harbour Energy), located offshore North
Sumatra, and in Agung I and Agung II exploration blocks offshore
Indonesia. Agung I covers over 6,000km2 off the coast of Bali and East Java and Agung II spans almost 8,000km2 offshore South Sulawesi, West Nusa
Tenggara and East Java.
In Iraq, bp holds a 49% participating interest in Basra Energy Company
Limited (BECL). BECL is an incorporated joint venture (IJV) company owned by bp (49%) and PetroChina (51%) and acts as Rumaila lead contractor since 2022.
•On 25 February 2025 bp reached agreement on all contractual terms with the government of the Republic of Iraq to invest in several giant oil fields in Kirkuk providing for the rehabilitation and redevelopment of the fields, spanning oil, gas, power and water with potential for investment in exploration. The agreement is subject to final governmental ratification.
Australasia
bp has activities in Australia and Eastern Indonesia.
In Australia bp is one of six participants in the North West Shelf (NWS)
venture, which has been producing LNG, pipeline gas, condensate, LPG and oil since the 1980s. Five partners hold interest in the gas infrastructure (bp
16.67%) and six partners hold interest in the gas and condensate reserves
(bp 15.78%). The NWS venture is one of the largest LNG export projects in the region, with five LNG trains in operation, and also supplies domestic gas into the Western Australia market. bp’s net share of the capacity of NWS
LNG trains 1-5 is 2.67Mt (15.78% of 16.9mtpa gross) of LNG per year. This will be reduced in 2025 as one LNG train was taken offline in late 2024. bp is also one of four participants in the Browse LNG venture (bp 44.33%).
•In December Woodside and Chevron agreed to an asset swap under which Woodside will acquire Chevron’s interest in the North West Shelf
(NWS) Project, the NWS Oil Project and the Angel Carbon Capture and
Storage (CCS) Project. This will reduce the number of NWS venture partners to five upon expected completion in 2026.
bp also has a 50% interest in the WA-541 exploration title in Western
Australia's offshore Northern Carnarvon basin. The joint venture, operated by Santos, is working towards the drilling of two commitment wells.
In Papua Barat, Eastern Indonesia, bp operates the Tangguh LNG plant (bp
40.22%). The plant consists of 3 trains with total production capacity of
11.4Mtpa. The Tangguh asset comprises thirty production wells, four offshore platforms, three LNG processing trains, and two LNG loading facilities. Tangguh supplies LNG to customers in Indonesia, Mexico, China,
South Korea, Taiwan and Japan through a combination of long, medium and spot contracts.
•On 21 November bp, on behalf of the Tangguh production sharing contract partners, announced a final investment decision on the $7 billion Tangguh Ubadari, CCUS, Compression project (UCC), which has the potential to unlock around 3 trillion cubic feet of additional gas resources in Indonesia to help meet growing energy demand in Asia.
Oil and natural gas
Resource progression
bp manages its hydrocarbon resources in three major categories: prospect inventory, contingent resources and reserves. When a discovery is made, volumes usually transfer from the prospect inventory to the contingent resources category. The contingent resources move through various sub-
categories as their technical and commercial maturity increases through appraisal activity.
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
adopted plan of development for which we have a final investment decision will be removed from our proved reserves upon completion of the transaction. When we acquire an interest in a property or project, the

« See glossary on page 351	bp Annual Report and Form 20-F 2024	321

Additional disclosures
volumes associated with the existing development and any committed projects will be added to our proved reserves if bp has made a final investment decision and they satisfy the SEC’s criteria for attribution of proved status. Following the acquisition, additional volumes may be progressed to proved reserves from non-proved reserves or contingent resources.
Non-proved reserves and contingent resources in a field will only be recategorized as proved reserves when all the criteria for attribution of proved status have been met and the volumes are included in the business plan and scheduled for development, typically within five years. bp will only book proved reserves where development is scheduled to commence after more than five years if these proved reserves satisfy the SEC’s criteria for attribution of proved status and bp management has reasonable certainty that these proved reserves will be produced.
At the end of 2024 bp had no proved undeveloped reserves held for more than five years in our onshore US developments.
Over the past five years, bp has annually progressed a five-year average of
19% (17% for 2023 five-year average) of our group proved undeveloped reserves (including the impact of disposals and price acceleration effects in
PSAs) to proved developed reserves. This equates to a turnover time of five years.
Proved reserves as estimated at the end of 2024 meet bp’s criteria for project sanctioning and SEC tests for proved reserves. We have not halted or changed our commitment to proceed with any material project to which proved undeveloped reserves have been attributed.
In 2024 we progressed 402mmboe of proved undeveloped reserves
(325mmboe for our subsidiaries« alone) to proved developed reserves through ongoing investment in our subsidiaries’ and equity-accounted entities’ development activities. Total development expenditure, excluding midstream activities, was $11,541 million in 2024 ($7,953 million for subsidiaries and $3,588 million for equity-accounted entities). Of the $7,953 million of total development expenditure for our subsidiaries, approximately
$2,800 million was used for development activity to progress proved undeveloped reserves to proved developed. Of the $3,588 million development expenditure for our equity-accounted entities, approximately
$1,100 million was used for development activity to progress proved undeveloped reserves to proved developed. The major areas with progressed volumes in 2024 were the US, Azerbaijan, Southern Cone and
Middle East.
Revisions of previous estimates for proved undeveloped reserves are due to changes relating to field performance, well results, revisions to future activity plans (including alignment with our investment criteria and changes to the macroeconomic climate) or changes in commercial conditions including price impacts. The net revisions to previous estimates across both our subsidiaries and our equity-accounted entities include net positive revisions driven by revisions to activity plans and revisions due to field performance, and net negative revisions driven by price and well results.
The net revisions to previous estimates across only our subsidiaries include net positive revisions driven by revisions to activity plans and net negative revisions driven by price, field performance and well results. In each case, none of these factors resulted in revisions that were material to the group as a whole. The following tables describe the changes to our proved undeveloped reserves position through the year for our subsidiaries and equity-accounted entities, and for our subsidiaries alone.

volumes in mmboe[a]
Subsidiaries and equity-accounted entities	Group
Proved undeveloped reserves at 1 January 2024	2,558
Revisions of previous estimates	(5)
Price	(100)
Revision of future activity plans	130
Field performance	1
Well results	(37)
Improved recovery	4
Discoveries and extensions	237
Purchases	13
Sales	(19)
Total in year proved undeveloped reserves changes	229
Proved developed reserves reclassified as undeveloped	3
Progressed to proved developed reserves by development activities (e.g. drilling/completion)	(402)
Proved undeveloped reserves at 31 December 2024	2,387

Subsidiaries only	volumes in mmboe[a]
Proved undeveloped reserves at 1 January 2024	2,006
Revisions of previous estimates	18
Price	(99)
Revision of future activity plans	152
Field performance	(3)
Well results	(33)
Improved recovery	2
Discoveries and extensions	180
Purchases	6
Sales	(15)
Total in year proved undeveloped reserves changes	191
Proved developed reserves reclassified as undeveloped	2
Progressed to proved developed reserves by development activities (e.g. drilling/completion)	(325)
Proved undeveloped reserves at 31 December 2024	1,875
aBecause of rounding, some totals may not agree exactly with the sum of their component parts.
bp bases its proved reserves estimates on the requirement of reasonable certainty, with rigorous technical and commercial assessments based on conventional industry practice and regulatory requirements. bp only applies technologies that have been field-tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation. bp applies high-
resolution seismic data for the identification of reservoir extent and fluid contacts only where there is an overwhelming track record of success in its local application. In certain cases bp uses numerical simulation as part of a holistic assessment of recovery factor for its fields, where these simulations have been field-tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation. In certain deepwater fields bp has booked proved reserves before production flow tests are conducted, in part because of the significant safety, cost and environmental implications of conducting these tests. The industry has made substantial technological improvements in understanding, measuring and delineating reservoir properties without the need for flow tests. To determine reasonable certainty of commercial recovery, bp employs a general method of reserves assessment that relies on the integration of three types of data:
•Well data used to assess the local characteristics and conditions of reservoirs and fluids.
•Field-scale seismic data to allow the interpolation and extrapolation of these characteristics outside the immediate area of the local well control.
•Data from relevant analogous fields.
Well data includes appraisal wells or sidetrack holes, full logging suites, core data and fluid samples. bp considers the integration of this data in certain cases to be superior to a flow test in providing understanding of overall reservoir performance. The collection of data from logs, cores,

322	bp Annual Report and Form 20-F 2024
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
•Accountabilities of certain officers of the group to ensure that there is review and approval of proved reserves bookings independent of the operating business, and that there are effective controls in the approval process and verification that the proved reserves estimates and the related financial impacts are reported in a timely manner.
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
•Approval hierarchy, whereby proved reserves changes above certain threshold volumes require immediate review and all proved reserves require annual central authorization and have scheduled periodic reviews. The frequency of periodic reviews ensures that 100% of the bp proved reserves base undergoes central review every three years.
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
By their nature, there is always risk involved in the ultimate development and production of proved reserves including, but not limited to: final regulatory approval; the installation of new or additional infrastructure, as well as changes in oil and gas prices; changes in operating and development costs; and the continued availability of additional development capital. All the group’s proved reserves held in subsidiaries and equity-accounted entities are estimated by the group’s petroleum engineers, or by independent petroleum engineering consulting firms and then assured by the group’s petroleum engineers.
Netherland, Sewell & Associates (NSAI), an independent petroleum engineering consulting firm, has estimated the net proved crude oil, condensate, natural gas liquids (NGLs) and natural gas reserves, as of
31 December 2024, of certain properties owned by bp in the US Lower 48.
The properties evaluated by NSAI account for 100% of bp’s net proved reserves in the US Lower 48 as of 31 December 2024. The net proved reserves estimates prepared by NSAI were prepared in accordance with the reserves definitions of Rule 4-10(a)(1)-(32) of Regulation S-X. All reserves estimates involve some degree of uncertainty. bp has filed NSAI’s independent report on its reserves estimates as an exhibit to this Annual
Report and Form 20-F 2024 filed with the SEC.
Our proved reserves are associated with both concessions (tax and royalty arrangements) and agreements where the group is exposed to the upstream risks and rewards of ownership, but where our entitlement to the hydrocarbons is calculated using a more complex formula, such as with
PSAs. In a concession, the consortium of which we are a part is entitled to the proved reserves that can be produced over the licence period, which may be the life of the field. In a PSA, we are entitled to recover volumes that equate to costs incurred to develop and produce the proved reserves, and an agreed share of the remaining volumes or the economic equivalent. As part of our entitlement is driven by the monetary amount of costs to be recovered, price fluctuations will have an impact on both production volumes and reserves.
We disclose our share of proved reserves held in equity-accounted entities
(joint ventures« and associates«), although we do not control these entities or the assets held by such entities.
bp’s estimated net proved reserves and proved reserves
replacement
94% of our total proved reserves of subsidiaries at 31 December 2024 were held through joint operations« (94% in 2023), and 23% of the proved reserves were held through such joint operations where we were not the operator (25% in 2023).
Estimated net proved reserves of crude oil at 31 December
2024abc

		million barrels
	Developed	Undeveloped	Total
UK	104	63	167
US	653	472	1,125
Rest of North America	—	—	—
South America[d]	1	4	5
Africa	1	—	1
Rest of Asia	716	305	1,021
Australasia	9	1	10
Subsidiaries	1,483	846	2,329
Equity-accounted entities	558	339	896
Total	2,041	1,184	3,225
Estimated net proved reserves of natural gas liquids at
31 December 2024ab

		million barrels
	Developed	Undeveloped	Total
UK	2	—	3
US	202	246	447
Rest of North America	—	—	—
South America	1	—	1
Africa	—	—	—
Rest of Asia	—	—	—
Australasia	1	—	1
Subsidiaries	206	246	452
Equity-accounted entities	16	6	22
Total	222	252	474
Estimated net proved reserves of liquidsd«

		million barrels
	Developed	Undeveloped	Total
Subsidiaries	1,689	1,092	2,781
Equity-accounted entities	573	344	918
Total	2,263	1,436	3,699

« See glossary on page 351	bp Annual Report and Form 20-F 2024	323

Additional disclosures
Estimated net proved reserves of natural gas at 31 December
2024ab

	billion cubic feet
	Developed	Undeveloped	Total
UK	162	29	190
US	2,600	2,412	5,012
Rest of North America	—	—	—
South America[e]	379	350	730
Africa	161	—	161
Rest of Asia	3,026	1,320	4,346
Australasia	1,254	431	1,685
Subsidiaries	7,582	4,542	12,124
Equity-accounted entities	1,686	976	2,662
Total	9,268	5,518	14,786
Estimated net proved reserves on an oil equivalent basis

	million barrels of oil equivalent
	Developed	Undeveloped	Total
Subsidiaries	2,997	1,875	4,871
Equity-accounted entities	864	513	1,377
Total	3,860	2,387	6,248
aProved reserves exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently, and include non-controlling interests in consolidated operations. We disclose our share of reserves held in joint ventures and associates that are accounted for by the equity method, although we do not control these entities or the assets held by such entities.
bThe 2024 marker prices used were Brent $81.171/bbl (2023 $83.27/bbl and 2022 $101.24/bbl)
and Henry Hub $2.065/mmBtu (2023 $2.58/mmBtu and 2022 $6.19/mmBtu).
cIncludes condensate.
dIncludes  1.7  million barrels of liquids in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eIncludes 219 billion cubic feet of natural gas in respect of the 30% non-controlling interest in BP
Trinidad and Tobago LLC.
Because of rounding, some totals may not agree exactly with the sum of their component parts.
Proved reserves replacement
Total hydrocarbon proved reserves at 31 December 2024, on an oil equivalent basis including equity-accounted entities, decreased by 8%
compared with 31 December 2023 (8% decrease for subsidiaries and 4%
decrease for equity-accounted entities). Natural gas decreased by 15%
(19% decrease for subsidiaries and 5% increase for equity-accounted entities).
There was a net decrease from acquisitions and disposals of 72mmboe within our US, Trinidad and North Africa subsidiaries.
The proved reserves replacement ratio« is the extent to which production is replaced by proved reserves additions. This ratio is expressed in oil equivalent terms and includes changes resulting from revisions to previous estimates, improved recovery, and extensions and discoveries. For 2024, the proved reserves replacement ratio excluding acquisitions and disposals was 50% (47% in 2023 and 20% in 2022) for subsidiaries and equity-
accounted entities, 52% for subsidiaries alone and 37% for equity-
accounted entities alone. There was a net decrease (96mmboe) of reserves due to lower gas and oil prices, primarily in our US subsidiaries, partly offset by an increase in reserves in some of our PSAs in Azerbaijan.
In 2024 net additions to the group’s proved reserves (excluding production, sales and purchases of reserves-in-place) amounted to 441mmboe
(391mmboe for subsidiaries and 50mmboe for equity-accounted entities), through revisions to previous estimates including price, improved recovery from, and extensions to, existing fields, and discoveries of new fields. The majority of subsidiary additions were through revisions to previous estimates and extensions to existing fields and discoveries of new fields, where they represented a mixture of proved developed and proved undeveloped reserves. The principal proved reserves additions in our subsidiaries by region were in the US and the Middle East. The principal reserves additions in our equity-accounted entities were in PAEG.
In January 2024 it was reported that the Oslo District Court had determined that certain development permits granted by the Norwegian government during 2023 were invalid. This includes development permits for two fields in which Aker bp has an interest. The court’s decision is not final and could be appealed. If bp’s equity-accounted share of the reserves attributable to these two fields is removed from the calculation of bp’s 2024 proved reserves ratio, that ratio would remain the same. Removal of the same reserves from bp’s 2024 reporting would impact proved hydrocarbon reserves for the group, proved undeveloped reserves and estimated net proved reserves on an oil equivalent basis, amongst other reported measures, both for equity-accounted entities and group.
25% of our proved reserves are associated with PSAs. The countries in which we produced under PSAs in 2024 were Angola, Azerbaijan, Egypt,
India, Indonesia, Mexico and Oman. In addition, the technical service contract (TSC)« governing our investment in the Rumaila field in Iraq functions as a PSA.
The group holds no licences in our PSAs or TSCs due to expire within the next three years that would have a significant impact on bp’s reserves or production, including undeveloped acreage.
For further information on our reserves see page 230.

324	bp Annual Report and Form 20-F 2024
bp’s net production by country – crude oila and natural gas liquids

				thousand barrels per day
				bp net share of production[b]
			Crude oil			Natural gas liquids
	2024	2023	2022	2024	2023	2022
Subsidiaries
UK	70	74	80	4	5	5
Total Europe	70	74	80	4	5	5
Lower 48 onshore[c]	86	69	71	84	66	56
Gulf of America deepwater	290	266	225	23	22	19
Total US	376	335	296	107	88	76
Canadacd	—	—	15	—	—	—
Total Rest of North America	—	—	15	—	—	—
Total North America	376	335	311	107	88	76
Trinidad and Tobago	4	4	5	4	4	4
Total South America	4	4	5	4	4	4
Angola[c]	—	—	49	—	—	—
Egypt	19	28	28	1	1	—
Algeria[c]	—	1	5	—	1	6
Total Africa	19	29	83	1	2	6
Abu Dhabi	202	197	195	—	—	—
Azerbaijan	66	70	73	—	—	—
Iraq[c]	—	—	15	—	—	—
India[g]	6	4	—	—	—	—
Oman	23	22	24	—	—	—
Total Rest of Asia	297	293	307	—	—	—
Total Asia	297	293	307	—	—	—
Australia[c]	7	8	11	2	2	2
Eastern Indonesia	2	2	1	—	—	—
Total Australasia	9	10	12	2	2	2
Total subsidiaries	775	745	797	117	100	93
Equity-accounted entities (bp share)
Rosneft[e] (Russia, Egypt)	—	—	144	—	—	—
Argentina	52	51	51	1	1	1
Mexico	3	5	6	—	—	—
Bolivia	1	1	2	—	—	—
Egypt	—	—	—	2	2	3
Norway	58	60	47	2	3	2
Russia	—	—	7	—	—	—
Iraq	69	62	25	—	—	—
Angola	82	82	33	4	4	2
Total equity-accounted entities	266	261	314	9	9	9
Total subsidiaries and equity-accounted entities[f]	1,041	1,006	1,111	126	109	102
aIncludes condensate.
bProduction excludes royalties due to others whether payable in cash or in kind where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
cIn 2024, bp disposed of certain Lower 48 onshore interests in the US. In 2023, bp disposed of its interests in Algeria. In 2022, bp disposed of its interests in Angola, its interest in Sunrise Oil Sands in
Canada, its interest in Rumaila in Iraq, and certain Lower 48 onshore interests in the US and certain offshore interests in Australia.
dAll of the production from Canada in subsidiaries is bitumen.
e2022 reflects bp's estimated share of Rosneft production for the period 1 January to 27 February, averaged over the year (see Financial statements – Note 1). Includes production in respect of the non-
controlling interest in Rosneft, including production held through bp’s interests in Russia other than Rosneft.
fIncludes 2 net mboe/d of NGLs from processing plants in which bp has an interest (2023 2mboe/d and 2022 2mboe/d).
g2023 restated, previously reported in NGLs.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	325

Additional disclosures
bp’s net production by country – natural gas

	million cubic feet per day
	bp net share of production[a]
	2024	2023	2022
Subsidiaries
UK	197	247	271
Total Europe	197	247	271
Lower 48 onshore[b]	1,530	1,338	1,148
Gulf of America deepwater	160	149	143
Total US	1,690	1,486	1,291
Canada	—	—	—
Total Rest of North America	—	—	—
Total North America	1,690	1,486	1,291
Trinidad and Tobago[b]	1,145	1,191	1,276
Total South America	1,145	1,191	1,276
Egypt[b]	904	1,220	1,272
Algeria[b]	—	16	81
Total Africa	904	1,236	1,353
Azerbaijan	748	714	670
India	303	283	216
Oman	604	582	599
Total Rest of Asia	1,655	1,578	1,485
Total Asia	1,655	1,578	1,485
Australia	276	301	331
Eastern Indonesia	606	473	421
Total Australasia	882	774	752
Total subsidiaries[c]	6,474	6,512	6,428
Equity-accounted entities (bp share)
Rosneft[d] (Russia, Canada, Egypt, Vietnam)	—	—	238
Argentina	267	247	238
Bolivia	33	50	56
Mexico	1	2	2
Egypt	9	—	—
Norway	55	58	66
Russia	—	—	10
Angola	76	74	64
Total equity-accounted entities[c]	440	432	674
Total subsidiaries and equity-accounted entities	6,914	6,944	7,101
aProduction excludes royalties due to others whether payable in cash or in kind where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
bIn 2024, bp disposed of certain interests in Egypt and Trinidad and Tobago. In 2023, bp disposed of its interests in Algeria and certain Lower 48 onshore interests in the US. In 2022, bp disposed of certain
Lower 48 onshore interests in the US.
cNatural gas production volumes exclude gas consumed in operations within the lease boundaries of the producing field, but the related reserves are included in the group’s reserves.
d2022 reflects bp's estimated share of Rosneft production for the period 1 January to 27 February, averaged over the year (see Financial statements – Note 1). Includes production in respect of the non-
controlling interest in Rosneft, including production held through bp’s interests in Russia other than Rosneft.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

326	bp Annual Report and Form 20-F 2024
The following tables provide additional data and disclosures in relation to our oil and gas operations.
Average sales price per unit of production (realizations«)a

									$ per unit of production
	Europe		North America		South America	Africa	Asia		Australasia	Total group average
	UK	Rest of Europe	US	Rest of North America			Russia	Rest of Asia
Subsidiaries
2024
Crude oil[b]	80.81	—	74.73	—	81.89	75.21	—	81.28	70.21	77.77
Natural gas liquids	43.45	—	20.09	—	20.46	—	—	—	49.25	21.25
Gas	11.65	—	1.49	—	3.42	4.68	—	6.83	8.95	4.91
2023
Crude oil[b]	82.99	—	75.28	—	84.36	76.30	—	83.86	68.27	79.37
Natural gas liquids	46.52	—	19.26	—	30.76	44.41	—	—	33.47	23.79
Gas	16.71	—	2.08	—	3.58	4.82	—	7.72	8.89	5.60
2022
Crude oil[b]	102.54	—	90.05	84.88	99.09	102.00	—	98.74	86.11	95.70
Natural gas liquids	60.41	—	31.72	—	60.55	54.78	—	—	54.20	37.00
Gas	33.45	—	5.61	3.68	7.65	5.21	—	11.81	12.33	9.29
Equity-accounted entities[c]
2024
Crude oil[b]	—	80.10	—	—	79.21	78.60	—	73.86	—	77.84
Natural gas liquids	—	—	—	—	27.84	—	—	—	—	27.84
Gas	—	10.83	—	—	3.38	—	—	—	—	4.54
2023
Crude oil[b]	—	81.61	—	—	75.49	80.21	—	75.21	—	78.33
Natural gas liquids[d]	—	—	—	—	30.95	42.89	N/A	—	—	36.70
Gas	—	12.80	—	—	3.66	—	—	—	—	5.15
2022
Crude oil[b]	—	71.14	—	—	78.05	86.73	102.84	90.16	—	90.18
Natural gas liquids[d]	—	—	—	—	46.64	—	N/A	—	—	46.64
Gas	—	24.23	—	—	4.75	—	4.35	—	—	6.91
Average production cost per unit of productione

									$ per unit of production
	Europe		North America		South America	Africa	Asia		Australasia	Total group average
	UK	Rest of Europe	US	Rest of North America			Russia	Rest of Asia
Subsidiaries
2024	13.74	—	9.33	—	5.27	3.57	—	2.89	1.78	6.17
2023	10.69	—	9.61	—	4.53	2.52	—	2.81	2.09	5.78
2022	10.36	—	9.70	15.36	3.92	5.02	—	3.52	2.04	6.07
Equity-accounted entities
2024	—	6.16	—	—	20.40	18.30	—	22.88	—	17.37
2023	—	6.22	—	—	17.87	15.46	—	16.41	—	14.38
2022	—	6.01	—	—	15.55	21.01	7.39	20.81	—	11.47
aUnits of production are barrels for liquids and thousands of cubic feet for gas. Realizations include transfers between businesses, except in the case of Russia.
bIncludes condensate.
cIn certain countries it is common for equity-accounted entities’ agreements to include pricing clauses that require selling a significant portion of the entitled production to local governments or markets at discounted prices.
dNatural gas liquids for Russia are included in crude oil.
eUnits of production are barrels for liquids and thousands of cubic feet for gas. Amounts do not include ad valorem and severance taxes.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	327

Additional disclosures
Additional information for customers & products
Reconciliation of customers & products RC profit before
interest and tax to underlying RC profit before interest and tax to adjusted EBITDA« by business

			$ million
	2024	2023	2022
RC profit (loss) before interest and tax for customers & products	(1,560)	4,230	8,869
Less: Adjusting items gains (charges)	(4,077)	(2,183)	(1,920)
Underlying RC profit before interest and tax for customers & products	2,517	6,413	10,789
By business:
customers – convenience & mobility	2,584	2,644	2,966
Castrol – included in customers	831	730	700
products – refining & trading	(67)	3,769	7,823

Add back: Depreciation, depletion and amortization	3,957	3,548	2,870
By business:
customers – convenience & mobility	2,135	1,736	1,286
Castrol – included in customers	176	167	153
products – refining & trading	1,822	1,812	1,584

Adjusted EBITDA for customers & products	6,474	9,961	13,659
By business:
customers – convenience & mobility	4,719	4,380	4,252
Castrol – included in customers	1,007	897	853
products – refining & trading	1,755	5,581	9,407
Sales volume

			thousand barrels per day
	2024	2023	2022
Marketing sales[a]	2,714	2,718	2,613
Trading/supply sales[b]	373	358	350
Total refined product sales	3,087	3,076	2,963
Crude oil[c]	86	102	184
Total	3,173	3,178	3,147
aMarketing sales include branded and unbranded sales of refined fuel products and lubricants to business-to-business and business-to-consumer customers, including service station dealers, jobbers, airlines, small and large resellers such as hypermarkets, and the military.
bTrading/supply sales are fuel sales to large unbranded resellers and other oil companies.
cCrude oil sales relate to third-party transactions executed primarily by supply, trading and shipping. In addition, reported crude oil sales in 2024 includes 52 thousand barrels per day (2023
68 thousand barrels per day and 2022 67 thousand barrels per day) relating to volumes sold directly by the gas & low carbon energy and oil production & operations segments.
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
presentation of such transactions.
Retail sitesa

			Number of bp-branded retail sites
	2024	2023	2022
US	8,500	8,200	7,750
Europe	7,750	8,050	8,150
Rest of world	4,950	4,850	4,750
Total	21,200	21,100	20,650
aReported to the nearest 50. Includes sites operated by dealers, jobbers, franchisees or brand licensees or joint venture (JV) partners, under the bp brand. These may move to and from the bp brand as their fuel supply agreement or brand licence agreement expires and is renegotiated in the normal course of business. Retail sites are primarily branded bp, ARCO, Amoco, Aral, Thorntons and TravelCenters of America, and also include sites in India through our Jio-bp JV.
Refinery throughputsabcde

			thousand barrels per day
	2024	2023	2022
US	612	662	678
Europe	782	749	804
Rest of world	—	—	22
Total	1,394	1,411	1,504

			%
Refining availability«	94.3	96.1	94.5
aThis does not include bp’s interest in Pan American Energy Group.
bRefinery throughputs reflect crude oil and other feedstock volumes.
cOn 28 February 2023, bp completed the sale of its 50% interest in the bp-Husky Toledo refinery in
Ohio, US to Cenovus Energy, its partner in the facility.
dOn 1 December 2024, bp completed the sale of its 50% ownership in the SAPREF refinery to the
South African state-owned entity Central Energy Fund SOC Ltd.
eOn 6 February 2025 bp announced its intention to market its Ruhr Oel GmbH – BP Gelsenkirchen operation in Germany for potential sale, including its refinery in Gelsenkirchen and DHC Solvent
Chemie GmbH in Mülheim an der Ruhr.

328	bp Annual Report and Form 20-F 2024
Refinery capacity
The following tableab summarizes bp's average daily crude distillation capacities as at 31 December 2024.

			Crude distillation capacities[c]
	Country	Refinery		thousand barrels per day
US
US North West	US	Cherry Point		251
US Mid West		Whiting		440
				691
Europe
North West Europe	Germany	Gelsenkirchen[d]		265
		Lingen		97
	Netherlands	Rotterdam		394
Mediterranean	Spain	Castellón		110
				866
Total capacity at 31 December 2024				1,557
aThis does not include bp’s interest in Pan American Energy Group.
bOn 1 December 2024 bp completed the sale of its 50% ownership in the SAPREF refinery to the South African state-owned entity, Central Energy Fund SOC Ltd.
cCrude distillation capacity is gross rated capacity, which is defined as the highest average sustained unit rate for a consecutive 30-day period under normal operational conditions.
dOn 6 February 2025 bp announced its intention to market its Ruhr Oel GmbH – BP Gelsenkirchen operation in Germany for potential sale, including its refinery in Gelsenkirchen and DHC Solvent Chemie
GmbH in Mülheim an der Ruhr.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	329

Additional disclosures
Environmental expenditure

			$ million
	2024	2023	2022
Operating expenditure	575	524	416
Capital expenditure	393	329	224
Clean-ups	20	23	16
Additions to environmental remediation provision	254	228	502
Increase (decrease) in decommissioning provision	942	920	1,248
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
Environmental operating expenditure of $575 million in 2024 (2023 $524 million) showed an overall increase of 10%, largely due to increased expenditure in BP Products North America.
Environmental capital expenditure of $393 million in 2024 (2023 $329 million) showed an overall increase of 19%, largely due to increased expenditure for BP Products North America.
Clean-up costs were $20 million in 2024 (2023 $23 million), representing oil spill clean-up costs and other associated remediation and disposal costs.
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
The extent and cost of future environmental restoration, remediation and abatement programmes are inherently difficult to estimate. They often depend on the extent of contamination, and the associated impact and timing of the corrective actions required, technological feasibility and bp’s share of liability. Though the costs of future programmes could be significant and may be material to the results of operations in the period in which they are recognized, it is not expected that such costs will be material to the group’s overall results of operations or financial position. For further information, see Note 1 - Significant judgements and estimates:
provisions.
Additions to our environmental remediation provision reflect new liabilities and scope/cost reassessments of the remediation plans of a number of our sites, primarily in the US. The charge for environmental remediation provisions in 2024 arising from new and acquired sites was $24 million
(2023 $37 million and 2022 $67 million).
In addition, we make provisions on installation of our oil and gas producing assets and related pipelines to meet the cost of eventual decommissioning.
On installation of an oil or natural gas production facility, a provision is established that represents the discounted value of the expected future cost of decommissioning the asset.
In 2024, the net increase in the decommissioning provision was primarily due to recognition of additional provisions and changes in cost estimate
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
These leases, licences and contracts are generally granted by or entered into with a government entity or state-owned or controlled company and are sometimes entered into with private property owners. Arrangements with governmental or state entities usually take the form of licences or production-sharing agreements« (PSAs), although arrangements with private entities and US government entities are usually by lease.
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
PSAs entered into with a government entity or state-owned or state-
controlled company generally require bp (alone or with other contracting companies) to provide all the financing and bear the risk of exploration and production activities in exchange for a share of the production remaining after royalties, if any. Less typically, bp may explore for, develop and produce hydrocarbons under a service agreement with the host entity in exchange for reimbursement of costs and/or a fee paid in cash rather than production.
bp frequently conducts its exploration and production activities in joint arrangements or co-ownership arrangements with other international oil companies, state-owned or -controlled companies and/or private companies. Conventionally, all costs, benefits, rights, obligations, liabilities and risks incurred in carrying out joint arrangement or co-ownership operations under a lease, licence or PSA are shared among the joint arrangement or co-owning parties according to agreed ownership interests which are set out in a joint operating agreement. To the extent that any liabilities arise, whether to governments or third parties, or between the joint arrangement parties or co-owners themselves, each joint arrangement party or co-owner will generally be liable under the terms of a joint operating agreement to meet these in proportion to its ownership interest.
Any agreed allocation of liability amongst the joint arrangement parties is, however, often different to the position under the relevant licence, lease or
PSA, which may provide for joint and several liability of the joint arrangement parties including for decommissioning obligations. In many upstream operations, a party (known as the operator) will be appointed
(pursuant to a joint operating agreement) to carry out day to-day operations on behalf of the joint arrangement or co-ownership. The operator is typically one of the joint arrangement parties or a co-owner and will carry out its duties either through its own staff, or by contracting out various elements to third-party contractors or service providers. bp acts as operator on behalf of joint arrangements and co-ownerships in a number of countries.
Frequently, work (including drilling and related activities) will be contracted out to third-party service providers. The relevant contract will specify the work, the remuneration, and typically the risk allocation between the parties.
Depending on the service to be provided, the contract may also contain provisions allocating risks and liabilities associated with pollution and environmental damage, damage to a well or hydrocarbon reservoirs and for claims from third parties or other losses. The allocation of those risks

330	bp Annual Report and Form 20-F 2024
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
•one or more leases, easements or licences over land or seabed granted by a public or private individual or entity that grant the Project Company rights to develop, build and operate the renewable asset in such areas of land or seabed;
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
Greenhouse gas regulation
In December 2015, nearly 200 nations at the United Nations climate change conference in Paris (COP21) agreed to the Paris Agreement which aims to hold the increase in the global average temperature to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels. Signatories aim to reach global peaking of greenhouse gas (GHG) emissions as soon as possible and to undertake rapid reductions thereafter, so as to achieve a balance between human caused emissions and removals by sinks of GHGs in the second half of this century. The Paris Agreement commits all signatories to submit Nationally Determined Contributions (NDCs) (i.e. pledges or plans of climate action) and pursue domestic measures aimed at achieving the objectives of their NDCs. Signatories are required to submit revised NDCs every five years, and the revised NDCs are expected to be more ambitious with each revision. The first global stocktake of progress was published by the United Nations in September 2023 and further assessments will occur every five years. The UAE conference (COP28) in Dubai, which took place in
November and December 2023, marked the conclusion and outcome of this first stocktake and reached a ‘consensus’ which includes calls for an acceleration of efforts towards the phase-down of unabated coal power and to transition away from fossil fuels in energy systems. The 2024 Baku conference (COP 29) included agreements in relation to finance and carbon markets.
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
United States
In the US, bp's operations are affected by the regulation of GHGs in a number of ways. The federal Clean Air Act (CAA) and its various amendments regulate air emissions, permitting, fuel specifications and other aspects of our production, refining, distribution and marketing activities.
GHG Reporting Rule
The federal GHG Mandatory Reporting Rule requires operators of certain facilities and producers and importers/exporters of petroleum products to file annual GHG emissions reports with EPA quantifying direct GHG emissions from affected facilities, as well as the GHG emissions that would result from the release or combustion of the petroleum products imported, exported or produced. In addition, several states have their own GHG reporting rules.
Our US businesses are subject to increased GHG and other environmental requirements and regulatory uncertainty, including that the current or any future US administration could revise or revoke current or prior administration programmes, as well as the possibility of increased expenditures in having to comply with numerous diverse and non-uniform regulatory initiatives at the state and local levels.
US Inflation Reduction Act
The 2022 US Inflation Reduction Act (IRA) included a significant package of largely supply-side measures supporting low carbon energy sources and decarbonization technologies in the US. The impact of the IRA both on bp’s businesses and more widely on the US economy is likely to depend on various factors that are currently uncertain, including the implementation of the incentive programmes by the US authorities through the Department of
Energy (DOE), the Federal Aviation Administration (FAA), and other agencies, as well as regulatory initiatives at the federal, state and local levels.
In 2023, bp applied for various DOE and FAA grants related to certain of bp’s low carbon energy and decarbonization projects. In 2024, DOE and
FAA notified bp of its grant awards; bp and its co-applicants executed award agreements with the DOE, and bp is currently working with FAA on its award agreement. Regulatory uncertainty due to a change in U.S.
administrations may significantly affect the implementation of IRA programmes.
Methane
In November 2023, the EPA promulgated the “Standards of Performance for New, Reconstructed, and Modified Sources and Emissions Guidelines
for Existing Sources: Oil and Natural Gas Sector Climate Review.” These
regulations are focused on methane emissions from oil and gas production at new and existing facilities and include significant requirements in the areas of fugitive emissions monitoring and repair, flaring, emission event reporting, process controller and pump emissions, and storage vessels.
The IRA requires EPA to collect an annual Waste Emissions Charge (WEC)
on methane emissions from oil and natural gas facilities that exceed specific levels of emissions and methane intensity. The WEC is $900/
metric ton of methane emissions occurring in 2024, $1,200/metric ton for emissions occurring in 2025, and $1,500/metric ton for emissions occurring in 2026 and thereafter. In November 2024, EPA promulgated regulations to implement the WEC provisions of the IRA.
Climate Resilience Funds
Several U.S. states, including New York, New Jersey and Vermont have enacted laws seeking recovery from historical greenhouse gas emitters to

« See glossary on page 351	bp Annual Report and Form 20-F 2024	331

Additional disclosures
create climate resilience funds to address climate change impacts by financing infrastructure upgrades, disaster preparation, and other resilience projects. Other states, including California, Maryland and Massachusetts, are considering similar legislation. The extent and cost of to us of such future environmental climate fund programmes are difficult to estimate at this time.
Electricity
Other EPA GHG and environmental regulations affect electricity generation practices and prices and have an impact on the market for fuels used to generate electricity and on renewable energy installations. These regulations are in flux due to changes in approach between presidential administrations, as well as lawsuits challenging those regulations.
The 2022 Supreme Court decision in West Virginia v. EPA limited EPA’s regulatory authority to require electricity 'generation shifting' (e.g. from coal to natural gas or renewable sources). In response to the West Virginia v.
EPA decision, in April 2024 EPA promulgated  new carbon pollution standards for coal and gas-fired power plants. The  regulations significantly tighten emissions limits for those plants and will require some plants to install carbon capture technology.
Renewable Fuel Standard
EPA’s Renewable Fuel Standard (RFS) regulations require transportation fuel sold in the US to contain a minimum volume of renewable fuels. In
2023, EPA announced a final rule establishing biofuel volume requirements and associated percentage standards for cellulosic biofuel, biomass-based diesel, advanced biofuel, and total renewable fuel for 2023-2025. Lawsuits were filed challenging this final rule and are ongoing.
State Low Carbon Fuel Standards
A number of states, municipalities and regional organizations continue to advance climate initiatives that affect our US operations. For example, certain state initiatives impose carbon-intensity reduction requirements on transportation fuels sold in those states. In November 2024, California updated  its Low Carbon Fuel Standard (LCFS) to achieve a 30% reduction in carbon intensity by 2030 and a 90% reduction in carbon intensity by
2045. In 2021, Washington enacted state-wide carbon cap and invest legislation and a Clean Fuels Program (similar to California’s LCFS) and finalized regulations implementing both of those programmes in 2022.
Mobile Source Emissions
US fuel markets are affected by EPA and National Highway Traffic Safety
Administration (NHTSA) regulation of light, medium and heavy-duty vehicle emissions (both fuel economy and tailpipe standards) as well as for non-
road engines and vehicles and certain large GHG stationary emission sources.
Light-duty and Medium Duty Vehicles
In March 2024, EPA promulgated a final rule entitled “Multi-Pollutant
Emissions Standards for Model Year 2027 and Later Light-Duty and
Medium-Duty Vehicles,” which significantly tightens emissions standards for light- and medium-duty vehicles for model year (MY) 2027 and beyond and imposes new warranty, durability, and certification requirements, including for electric vehicles. The regulations are intended to spur emissions reductions technology on hydrocarbon-powered vehicles and to encourage the transition to electric vehicles. The regulations will phase in over MY 2027-2032.
Heavy-Duty Vehicles
In 2022, EPA promulgated a final rule entitled “Control of Air Pollution from
New Motor Vehicles: Heavy Duty Engine and Vehicle Standards,” which established new emission standards for oxides of nitrogen (NOx) and other pollutants for highway heavy-duty engines.
California Mobile Sources
The CAA authorizes the state of California to set its own separate vehicle emissions regulations, stricter than those at the federal level. Under CAA
Section 209, California can apply to EPA for a waiver of federal pre-emption, and EPA is to grant this waiver absent certain disqualifying conditions.
Under CAA Section 177, other states can adopt California standards or follow federal standards but cannot set their own. In 2020, California entered into voluntary framework agreements with several carmakers to meet more demanding vehicle emissions standards in California through
MY 2026.
California Advanced Clean Cars Program
California’s Advanced Clean Cars (ACC) regulations were originally enacted in 2012 for MY 2015 to 2025. The ACC program is a package of state regulations that set emissions standards for criteria pollutants, GHG emission standards for light-duty vehicles, and a ZEV sales mandate. In
2019, EPA and NTSA jointly promulgated the “Safer Affordable Fuel-
Efficient Vehicles Rule Part One: One National Program (SAFE-1),” which effectively disallowed the ACC program. In 2021, EPA revoked SAFE-1, and the ACC program went back into force. In response to a legal challenge, the
U.S. Court of Appeals upheld EPA’s decision to restore the California waiver, although that court ruling has been appealed to the United States Supreme
Court and is pending.
In 2022, California finalized the next generation of its GHG and ZEV standards (referred to as 'ACC II'). The ACC II sets annual ZEV and plug-in hybrid vehicle (PHEV) sales requirements from MY 2026 to 2035 and increasingly more stringent emission standards to ensure automakers gradually phase out new sales of internal combustion engine vehicles.
In 2023, California filed a CAA Section 209 waiver of federal pre-emption application with EPA. In December 2024, EPA granted California’s waiver under ACC II that requires that by MY 2035, all new light-duty vehicles sold in California must be ZEVs or PHEVs. These regulations may impact bp’s product mix and demand for particular products.
California Advanced Clean Trucks Program
In 2023, EPA granted California’s request for a waiver of federal preemption covering, in part, its Advanced Clean Trucks Program, which mandates increasing quantities of ZEV sales for medium- and heavy-duty vehicles in the state. Legal challenges to that decision have been filed and are pending.
These and other initiatives to reduce GHG emissions may have a significant effect on the production, sale and profitability of many of bp’s products in the US.
European Union
The EU has adopted a goal of achieving climate neutrality by 2050 as part of the European Green Deal and, subsequently, a 55% GHG reduction target by 2030 compared to 1990 levels. To achieve this target, EU member states and Parliament adopted most measures proposed as part of the so-called
‘Fit for 55’ package. These include: revisions of the EU Emissions Trading
Scheme (EU ETS) and a newly created Carbon Border Adjustment
Mechanism (CBAM); the Renewable Energy Directive (RED) – including an obligation on transport fuel suppliers to increase the share of renewables of their fuel supply; a sustainable aviation fuel (SAF) blending mandate from
2025; and CO2 targets for the sales of new vehicles which are expected to accelerate the decarbonization of the transport sector and impact fuel demand.
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
United Kingdom
In November 2024, the UK government announced a nationally determined contribution target to reduce all greenhouse gas emissions by at least 81%
by 2035 compared to 1990 levels.
The UK Emissions Trading System (UK ETS) launched on 1 January 2021 following the end of the Brexit transition period and the UK’s participation in the EU ETS. It seeks to provide a carbon pricing mechanism as a tool for helping achieve the UK's net zero target and covers the same GHGs and sectors as the EU ETS. bp’s North Sea operations are subject to the UK
ETS.
In July 2023, the UK government published a response to a 2022 consultation on proposed changes to the UK ETS rules. That response included decisions to expand the scope of the scheme to include domestic

332	bp Annual Report and Form 20-F 2024
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
Other countries and regions
China is operating emissions trading pilot programmes in a number of cities and provinces. One of bp's subsidiaries in China is participating in these programmes. In February 2021 China introduced a national emissions trading market (National ETS). The National ETS is intended to be an essential tool for China to fulfil its commitment to reach peak emissions by 2030 and carbon neutrality by 2060. For now, the National
ETS participants are limited to the key emission entities identified by each provincial-level government authority and approved by the Ministry for
Ecology and Environment of China. bp is not participating in the National
ETS. On 9 September 2024, the Ministry for Ecology and Environment of
China released a draft work plan to expand the sectoral coverage of the
National ETS. Currently covering only the power sector, the plan proposes to extend the National ETS to include the cement, steel, and aluminium industries.
In October 2021, as part of its ‘1+N’ climate policy framework, China issued working guidance setting out specific targets and measures for achieving peak carbon emissions and carbon neutrality, and an action plan which sets out the main objectives for the next decade to achieve peak carbon emissions by 2030. The working guidance is the '1' (i.e. a long-term approach to combating climate change), while 'N' are various policies starting with the action plan. In June 2022, 17 government authorities jointly released the National Climate Change Adaptation Strategy 2035
making overall plans to prepare the country to adapt to climate change from the present to 2035.
China's domestic voluntary carbon mechanism called the China Certified
Emission Reduction (CCER) programme has been suspended since 2017.
In 2023, significant progress towards relaunching the CCER has been made by relevant authorities, including the promulgation of a regulation on CCER trading for trial implementation and the publication of methodologies that will be used to quantify net emission reductions or removals for four types of projects (forestation, solar thermal power, offshore wind power generation and mangrove revegetation). CCER programme was relaunched on 22 January 2024 and the first CCER project after the relaunch was registered on 3 December 2024. On 3 January 2025, two new CCER
methodologies were released – for issuing carbon credits to projects utilizing coal mine gas and energy efficient highway tunnel lighting.
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
A number of pending or anticipated governmental proceedings against certain bp group companies under environmental laws could result in monetary or other sanctions. Group companies are also subject to environmental claims for personal injury and property damage alleging the release of, or exposure to, hazardous substances. The costs associated with future environmental remediation obligations, governmental proceedings and claims could be significant and may be material to the results of operations in the period in which they are recognized. We cannot accurately predict the effects of future developments, such as stricter environmental laws and regulations or enforcement policies, or future events at our facilities on the group, and there can be no assurance that material liabilities and costs will not be incurred in the future. For a discussion of the group’s environmental expenditure, see page 329 and for a discussion of legal proceedings, see page 218.
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
•The Comprehensive Environmental Response, Compensation, and
Liability Act (CERCLA) can, in certain circumstances, impose the entire cost of investigation and remediation on a party who owned or operated a site contaminated with a hazardous substance, or who arranged for disposal of a hazardous substance at a site. bp has incurred, or is likely to incur, liability under CERCLA or similar state laws, including costs attributed to insolvent or unidentified parties. bp is also subject to claims for remediation costs and natural resource damages under
CERCLA and other federal and state laws. CERCLA also requires reporting on the releases of certain quantities of listed hazardous substances to designated government agencies. In April 2024, EPA listed PFOA and PFOS (types of perfluoroalkyl substances (PFAS) used in fire-fighting foam and many consumer products ) as hazardous substances under CERCLA. This listing may impact remediation costs and result in additional reporting and other environmental obligations.
Several states have passed legislation limiting the use of PFAS in fire-
fighting foam, and other states may do so in the future.
•The Emergency Planning and Community Right-to-Know Act requires reporting on the storage, use and releases of certain quantities of listed extremely hazardous substances to designated government agencies.
•The Toxic Substances Control Act regulates bp’s manufacture, import, export, sale and use of chemical substances and products. In addition,
EPA has revised processes and procedures for prioritization of existing chemicals for risk evaluation, assessment and management. Agency actions and announcements are monitored regularly to identify developments with potential impacts on chemical substances important to bp products and operations.
•The Occupational Safety and Health Act imposes workplace safety and health requirements on bp operations along with significant process safety management obligations, requiring continuous evaluation and improvement of operational practices to enhance safety and reduce workplace emissions at gas processing, refining and other regulated facilities.
•The Oil Pollution Act 1990 imposes operational requirements, liability standards and other obligations governing the transportation of petroleum products in US waters. States may impose additional obligations. Alaska, West Coast and certain East Coast states impose additional requirements and stricter liability standards.
•The Outer Continental Shelf Land Act, the Mineral Leasing Act and other statutes give the Department of Interior (DOI) and the Bureau of Land
Management authority to regulate operations and air emissions, including equipment and testing, at offshore and onshore operations on federal lands subject to DOI authority.
•The Endangered Species Act (ESA) and Marine Mammal Protection Act
protect certain species’ habitats from adverse human impacts by restricting operations or development at certain times and in certain places. In 2020, the US Fish and Wildlife Service published regulatory definitions impacting habitat designations under the ESA, but in 2022 the Biden administration rescinded those definitions. The Biden administration rescission of those definitions could expand the geographic areas subject to habitat protections.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	333

Additional disclosures
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
•The Corporate Sustainability Reporting Directive (CSRD) entered into force on 5 January 2023 introducing new requirements for certain EU and non-EU companies, to include disclosures related to climate, the environment and wider sustainability issues. The CSRD also expands to in-scope entities the requirements introduced by the EU Taxonomy
Regulation, to identify environmentally sustainable activities and then disclose metrics related to capital and operating expenditure and turnover associated with those activities. Disclosure requirements will be phased in from 2025, in respect of the 2024 financial year.
•The Corporate Sustainability Due Diligence Directive (CSDDD) entered into force in July 2024 and requires certain EU and non-EU companies to conduct due diligence on human rights and environmental risks, adopt a transition plan aligned with the Paris Agreement, and comply with enforcement by EU authorities from July 2027.
United Kingdom
•Following the UK’s exit from the European Union, operative EU laws were retained in UK law by the European Union (Withdrawal) Act 2018
(EUWA). In June 2023, the Retained EU Law (Revocation and Reform)
Act 2023 received Royal Assent. That Act allows for significant changes to the status, operation and content of retained EU law, including through amendments to the EUWA. This may mean that over time there will be amendments to and deviations from retained EU law including in respect of environmental matters.
•Since the end of the transition period on 31 December 2020, there has been a parallel UK REACH regime which applies in Great Britain only, with EU REACH continuing to apply in Northern Ireland. UK REACH contains equivalent requirements to EU REACH, although future developments and potential divergences are uncertain.
•The Environment Act 2021 comprises various key parts including governance, waste and resource efficiency, air quality and
environmental recall, water, nature and biodiversity and conservation covenants. The governance parts include a comprehensive framework for legally binding environmental improvement targets; to establish a framework for future policy statements on environmental principles to protect the environment by making environmental considerations a key part of policy development process across government; and to establish the Office for Environmental Protection, an independent public body to have oversight of environmental matters. The UK government’s first suite of environmental targets became law in January 2023, but these have not had a material impact on bp.
Other countries and regions
Regulations governing the discharge of treated water have also been developed in countries outside the US and EU including in Trinidad where bp commissioned a new wastewater treatment plant in 2020 to meet consent levels agreed with the regulators to apply relevant water discharge rules.
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
The Convention for the Protection of the Marine Environment of the North-
East Atlantic (OSPAR), aims to protect the marine environment of the
North-East Atlantic. The OSPAR 2012 recommendation and guideline for the implementation of a risk-based approach to the management of produced water discharges from offshore installations in the North Sea supports a key goal of working towards eliminating harmful discharges. In
2020 the International Association of Oil and Gas Producers issued a report
'Oil And Gas Risk Based Assessment of Offshore Produced Water
Discharges' which presents industry good practice and aims to broaden the understanding and acceptance of Risk Based Assessment (RBA)
techniques internationally and improve consistency in the application of assumptions, levels of conservatism, and selection of risk endpoints.
At OSPAR’s Offshore Industry Committee (OIC) meeting in March 2024, the
Committee agreed changes to OSPAR’s List of Substances/Preparations
Used and Discharged Offshore which are Considered to Pose Little or No
Risk to the Environment (PLONOR). This includes two inorganic substances, calcium bromide and sodium bromide which are used in
Completion fluid formulations. Further work is progressing on the harmonisation of OSPAR’s approach to offshore chemicals and the REACH
Regulation, now focused on the potential impact of adjustments to the current Harmonised Mandatory Control System (HCMS) for regulators and industry. OIC also agreed the report on the implementation of OSPAR
Recommendation 2006/3 on Environmental Goals for the Discharge by the
Offshore Industry of Chemicals that Are, or Which Contain Substances
Identified as Candidates for Substitution – Technical and Safety Obstacles.
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
•Under EU legislation, maritime transport has been brought into the scope of the EU ETS from 2024, applicable to all vessels over 5,000 gross tonnage calling at EU ports regardless of a vessel’s flag.

334	bp Annual Report and Form 20-F 2024
•Under the  Fuel EU Maritime Regulation, from 2025 ship owners are required to reduce the GHG intensity of their fuel use gradually over time, initially by 2% by 2030 and 80% by 2050.
•From 2025 tankers calling at California’s major ports must comply with emission reduction and reporting requirements set by the California Air
Resources Board (CARB), aimed at limiting emission of pollutants including oxides of nitrogen (Nox) and diesel particulate matter.
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
International trade sanctions
During the period covered by this report, non-US subsidiaries, or other non-
US entities of bp, conducted limited activities in, or with persons from, certain countries identified by the US Department of State as State
Sponsors of Terrorism or otherwise subject to US, EU and UK sanctions
(Sanctioned Countries). In 2024, sanctions restrictions were insignificant to the group’s financial condition and results of operations. bp monitors its activities with Sanctioned Countries, persons from Sanctioned Countries and individuals and companies subject to US, EU and UK sanctions and seeks to comply with applicable sanctions laws and regulations.
bp has a 29.99% interest in and operates the Shah Deniz field in Azerbaijan
(Shah Deniz), has a 29.99% interest in and performs some operations for a related gas pipeline entity, South Caucasus Pipeline Company Limited
(SCPC), and has a 23.99% non-operating interest in a related gas marketing entity, Azerbaijan Gas Supply Company Limited (AGSC). Naftiran Intertrade
Co. Limited and NICO SPV Limited (collectively, NICO) have a 10% non-
operating interest in each of Shah Deniz and SCPC and an 8% non-
operating interest in AGSC. Shah Deniz, SCPC and AGSC continue in operation as they were excluded from the application of US sanctions and fall within the exception for certain natural gas projects under Section 603 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA).
On 3 December 2018 bp entered into an agreement with, among others,
SOCAR and NICO pursuant to which SOCAR pays to BP Exploration (Shah
Deniz) Limited (BPXSD), as the Shah Deniz operator, compensation for
NICO’s waiver of its right to lift its share of Shah Deniz condensate. Such amounts are used to cover cash calls to NICO in respect of operating costs due from NICO to BPXSD. OFAC has issued a licence in relation to these arrangements which expires on 15 April 2026.
Following the imposition in 2011 of further US and EU sanctions against
Syria, bp terminated all sales of crude oil and petroleum products into Syria, though bp continues to supply aviation fuel to non-governmental Syrian resellers outside of Syria.
bp has a joint arrangement in Cuba which imports, manufactures, markets and sells lubricants.
Since 2014, the US and the EU have imposed sanctions on certain sectors of the Russian economy (energy, finance and defence/military) and on certain individuals and entities, including Rosneft. These sectoral sanctions include restrictions on certain oil and gas activities in Russia including the provision of financial assistance, technical assistance, goods and services.
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
In 2024, payments in relation to tax with an aggregate US dollar equivalent value of approximately $3,000 were made from a bp trust account held with
Tadvin Co. to Iranian public entities on behalf of BP Iran. No gross revenues or net profits are attributable to BP Iran's activities.
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
Property, plant and equipment
bp has freehold and leasehold interests in real estate and other tangible assets in numerous countries, but no individual property is significant to the group as a whole. For more on the significant subsidiaries«of the group at
31 December 2024 and the group percentage of ordinary share capital see
Financial statements – Note 37. For information on significant joint ventures« and associates«of the group see Financial statements – Notes
16 and 17.
Related party transactions
Transactions between the group and its significant joint ventures and associates are summarized in Financial statements – Note 16 and Note 17.
In the ordinary course of its business, the group enters into transactions

« See glossary on page 351	bp Annual Report and Form 20-F 2024	335

Additional disclosures
with various organizations with which some of its directors or executive officers are associated. Except as described in this report, the group did not have any material transactions or transactions of an unusual nature with, and did not make loans to, related parties in the period commencing
1 January 2024 to 14 February 2025.
Corporate governance practices
In the US, bp ADSs are listed on the New York Stock Exchange (NYSE). The significant differences between bp’s corporate governance practices as a
UK company and those required by NYSE listing standards for US companies are listed as follows:
Independence
As set out on page 75, bp has adopted separate terms of reference for the board and each of its committees as part of its corporate governance framework. The terms of reference for the board and each of its committees are reviewed at least annually. The board and audit committee terms of reference were last updated with effect from 1 January 2025, while the other three principal committees were last updated with effect from 25 July 2024. The terms of reference reflect the UK Corporate
Governance Code approach to corporate governance. As such, the way in which bp makes determinations of directors' independence differs from the
NYSE approach.
bp’s corporate governance framework requires that all non-executive directors (NEDs) be determined by the board to be ‘independent in character and judgement and free from any business or other relationship which could materially interfere with the exercise of their judgement’. The bp board has determined that, in its judgement, all of the NEDs are independent. In doing so, however, the board did not explicitly take into consideration the independence requirements outlined in the NYSE’s listing standards.
Committees
bp has a number of board committees that are broadly comparable in purpose and composition to those required by NYSE rules for domestic US companies. For instance, bp has a remuneration (rather than a compensation) committee. bp also has an audit committee, which NYSE rules require for both US companies and foreign private issuers. These committees are composed solely of NEDs whom the board has determined to be independent, in the manner described above.
Each committee operates under its own terms of reference together with a set of terms applicable to all the committees (see the board committee reports on pages 80-110 and bp.com/governance).
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
Instead, it follows the UK Companies Act 2006 and the UK Corporate
Governance Code by making recommendations to the board on these matters for it to put forward for shareholder approval at the AGM.
One of the NYSE’s additional requirements for the audit committee states that at least one member of the audit committee is to have ‘accounting or related financial management expertise’. The board determined that Tushar
Morzaria possesses such expertise and also possesses the financial and audit committee experience set forth in both the UK Corporate Governance
Code and the SEC rules (see audit committee report on page 82). Mr
Morzaria is the audit committee financial expert as defined in Item 16A of
Form 20-F.
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
•Review and challenge the application and appropriateness of significant accounting policies and financial reporting estimates and judgements.
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
•Recommend to the board the remuneration principles for the executive directors while considering remuneration and related policies for the employees below the board and leadership team.
•Set and approve the terms of appointment, fees and benefits for the chair of the board in accordance with the policy.
•Set and approve the terms of engagement, remuneration, benefits and termination of employment for the executive directors, leadership team, chief internal auditor, head of ethics and compliance and the company secretary in accordance with the policy.
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
Item 16J insider trading policy
The board has approved a share dealing policy governing the acquisition, sale and other dispositions of the company's securities by employees, contractors, officers and members of the board of the company.
The bp share dealing policy is included in this Form 20-F as Exhibit 11.2.
Code of ethics
The company has adopted a code of ethics for its chief executive officer, chief financial officer, SVP accounting, reporting and control and SVP internal audit whose roles are equivalent to the SEC roles as required by the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules issued by the SEC. There have been no waivers from the code of ethics relating to any officers. A copy of the code of ethics can be found at
bp.com/codeofethics.

336	bp Annual Report and Form 20-F 2024
The NYSE rules require that US companies adopt and disclose a code of business conduct and ethics for directors, officers and employees. bp has adopted a code of conduct, which applies to all employees, officers and members of the board. This was updated and published in January 2023, with certain elements further updated and published in June 2024. In addition, bp has adopted a code of ethics as described above for the chief executive officer, chief financial officer, SVP accounting, reporting and control and SVP internal audit as required by the SEC. bp considers that these codes and policies address the matters specified in the NYSE rules for US companies. During 2021, the board adopted a diversity policy, which requires it to encourage a diverse and inclusive working environment in the boardroom. The policy was  most recently reviewed by the board in 2024, and amendments were made to reflect regulatory changes and market practice. The updated policy was then approved with effect from 1 January
2025.
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
As of the end of the 2024 fiscal year, management conducted an assessment of the effectiveness of internal control over financial reporting in accordance with the criteria in the UK Financial Reporting Council’s
Guidance on Risk Management, Internal Control and Related Financial and
Business Reporting relating to internal control over financial reporting.
Based on this assessment, management has determined that bp’s internal control over financial reporting as of 31 December 2024 was effective.
Management’s assessment of the effectiveness of internal control over financial reporting excluded bp bioenergy (formerly called bp Bunge
Bioenergia) and Lightsource bp which were acquired on 1 October 2024, and 24 October 2024, respectively. bp bioenergy’s financial statement line items comprise 2.1% and 0.9% of net and total assets respectively, 0.3% of sales and other operating revenues, and (4.5)% of profit (loss) for the year of the consolidated financial statement amounts as of and for the year ended 31 December 2024. Lightsource bp’s financial statement line items comprise 6.3% and 2.4% of net and total assets respectively, 0.1% of sales and other operating revenues, and (5.7)% of profit (loss) for the year of the consolidated financial statement amounts as of and for the year ended 31
December 2024. These exclusions are in accordance with the general guidance issued by the SEC that an assessment of a recent business combination may be omitted from managements report on internal control over financial reporting in the first year of consolidation.
The company’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with
IFRS and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of bp; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of bp’s assets that could have a material effect on our financial statements. bp’s internal control over financial reporting as of 31 December 2024 has been audited by Deloitte
LLP, an independent registered public accounting firm, as stated in their report appearing on page 139 of bp Annual Report and Form 20-F 2024.
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
The board is supported by the safety and sustainability committee which oversees cyber security risk and received reports from bp’s chief information security officer (CISO) on cyber security incidents at every committee meeting in 2024, including information on bp’s response to incidents. This allows an ongoing assessment by the committee of the effectiveness of bp’s overall cyber security programme. A session is held once a year to review bp’s roadmap and progress for addressing cyber security risk. Read more in the safety and sustainability committee report on page 80.
At management level, assessment and management of material risks from cyber security threats is led by bp’s executive vice president of technology, a member of bp’s leadership team with deep experience in bp’s engineering and operations functions, with support from bp’s CISO, who has over 20 years of experience in the information technology industry. bp’s digital safety operational risk committee brings together additional senior members of bp’s digital leadership team to assist in ensuring that cyber security risks across bp are identified, understood, accurately quantified and are managed in accordance with bp’s internal controls framework.
Risk management and strategy
bp has implemented a threat-focused strategy to assess cyber security risks and protect against, detect, respond to, and recover from cyber attacks. bp maintains internal teams focused on cyber security intelligence and emergency response to monitor the external threat landscape and the threats to bp’s IT and operational technology infrastructure. bp partners with third-party specialists to augment its in-house capabilities as necessary. bp has a defined protocol for cyber incident notification based on severity and bp’s internal cyber security teams brief the CISO,

« See glossary on page 351	bp Annual Report and Form 20-F 2024	337

Additional disclosures
technology EVP, other senior leadership and relevant board and management committees about incidents on an as needed basis.
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
Our business strategy, results of operations and financial condition have not been materially affected by risks from cyber security threats, including as a result of previously identified cyber security incidents. For more information on our cyber security related risks, see Risk Factors (pages
79-67).
Principal accountant's fees and services
The audit committee has established policies and procedures for the engagement of the independent registered public accounting firm, Deloitte
LLP, to render audit and certain assurance services. The policy provides for pre-approval by the audit committee of specifically defined audit, audit related, non-audit and other services that are not prohibited by regulatory or other professional requirements. Deloitte is engaged for these services when its expertise and experience of bp are important. Most of this work is of an audit nature.The audit committee, CFO and SVP accounting, reporting and control, monitor overall compliance with bp’s policy on audit-related and non-audit services, including whether the necessary pre-approvals have been obtained. The committee regularly reviews the policy, including in
2022, when it was updated to remove restrictions on EY following bp's announcement on 27 February 2022 of its intention to exit its interests in
Rosneft and capture additional detail for the processes applicable to separately listed bp entities.
Under the policy, pre-approval is given for specific services within the following categories: i) audit-related services, such as those required by law or where the auditor is best placed to undertake such work on similar terms, ii) non-audit services required by law, such as reporting required by a regulatory authority, and iii) other services, such as additional assurance or updates on applicable law and accounting standards. bp operates a two-
tier system for audit and non-audit services. For audit-related services, the audit committee has a pre-approved aggregate level, within which specific work may be approved by management. Non-audit services are pre-
approved for management to authorize per individual engagement, but above a defined level must be approved by the chair of the audit committee or the full committee. The audit committee has delegated to the chair of the audit committee authority to approve permitted services provided that any decisions are reported to the committee at its next scheduled meeting. Any proposed service not included in the approved service list must be approved in advance of commencing the engagement by the audit committee chair or the full audit committee depending on the level of fee payable.
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
See Financial statements – Note 36 and audit committee report on page 82 for details of fees for services provided by the auditor.
Additional Directors’ report disclosures
This section of bp Annual Report and Form 20-F 2024 forms part of the
Directors’ report. Certain information has been included in the Strategic report that would otherwise be required to be disclosed in the Directors'
report, as noted below.
Indemnity provisions
In accordance with bp’s Articles of Association, on appointment each director is granted an indemnity from the company in respect of liabilities incurred as a result of their office, to the extent permitted by law. These indemnities were in force throughout the financial year and at the date of this report. In respect of those liabilities for which directors may not be indemnified, the company maintained a directors’ and officers’ liability insurance policy throughout 2024. During the year, a review of the terms and scope of the policy was undertaken as part of the annual renewal.
Although their defence costs may be met, neither the company’s indemnity nor insurance provides cover in the event that the director is proved to have acted fraudulently or dishonestly. One of the group’s subsidiaries« is a trustee of the UK pension scheme. Each director of that subsidiary is granted an indemnity from the company in respect of liabilities incurred as a result of such a subsidiary’s activities as a trustee of the pension scheme, to the extent permitted by law. These indemnities were in force throughout the financial year and as at the date of this report.
Financial risk management objectives and policies
The disclosures in relation to financial risk management objectives and policies, including the policy for hedging, are included in How we manage risk on page 61, Liquidity and capital resources on page 316 and Financial statements – Notes 29 and 30.
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
Research and development
Indications of our activities in the field of research and development are provided throughout the Strategic report and the Directors’ report. See also pages 12 and 171 for our expenditure on research and development.
Branches
As a global group our interests and activities are held or operated through subsidiaries, branches, joint arrangements« or associates« established in
– and subject to the laws and regulations of – many different jurisdictions.
Employees
Disclosures in respect of how the directors have engaged with employees and had regard to their interests are included in our stakeholders and key decisions on pages 77, 78 and 79.
The disclosures concerning policies in relation to the employment of disabled persons and employee involvement are included in Sustainability –
our people on page 58.
Employee share schemes
Certain shares held as a result of participation in some employee share plans carry voting rights. Voting rights in respect of such shares are exercisable via a nominee. Dividend waivers are in place in respect of unallocated shares held in employee share plan trusts.
Suppliers, customers and others
Disclosures in respect of how the directors have engaged with suppliers, customers and others in business relationships with the company are included in our stakeholders on pages 78 and 79.
Change of control provisions
On 5 October 2015, the United States lodged with the district court in MDL
2179 a proposed Consent Decree between the United States, the Gulf states, BP Exploration & Production Inc., BP Corporation North America Inc.
and BP p.l.c., to fully and finally resolve any and all natural resource damages claims of the United States, the Gulf states and their respective

338	bp Annual Report and Form 20-F 2024
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
Political donations, expenditure and contributions
Disclosures in relation to political donations, expenditure and contributions are included on page 59.
Greenhouse gas emissions, energy consumption and
energy efficiency
Disclosures in relation to greenhouse gas emissions, energy consumption and energy efficiency are included in Sustainability on pages 40-41.
Disclosures required under UK Listing
Rule 6.6.1R
The information required to be disclosed by UK Listing Rule 6.6.1R can be located as set out below:

Information required	Page
(1) Amount of interest capitalized	171
(2), (3)	Not applicable
(4), (5) Waiver of director emoluments	Not applicable
(6) – (10)	Not applicable
(11), (12) Dividend waivers	337
(13)	Not applicable
Cautionary statement
In order to utilize the ‘safe harbor’ provisions of the United States Private
Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, bp is providing the following cautionary statement.
This document contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past, events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’,
‘anticipates’, ‘plans’, ‘we see’ or similar expressions. In particular, among other statements, (i) certain statements in the Chair’s letter  (page 4), Chief executive officer’s letter (page 5),the Strategic report (inside cover and pages 1-68), Additional disclosures (pages 311-339) and Shareholder information (pages 341-350),including but not limited to statements under the headings ‘Energy Outlook’, ‘Our strategy’, ‘Consistency with the Paris goals’, ‘Our business model’, ‘Our financial frame’, ‘2025 guidance’ ‘Outlook for 2025’, ‘Our investment process’ and ‘2025 shareholder calendar’ and including but not limited to statements regarding: plans and expectations relating to business, financial performance, results of operations, cash flow, allocation of capital expenditure and bp’s ability to maintain a robust cash position; plans and expectations regarding bp’s financial frame (including annual dividend increases, net debt, credit rating, capital expenditures and distribution of operating cash flow as dividends and share buybacks), working capital, operating cash flow (and its ability to cover capital expenditure and the dividend), return on average capital employed, liquidity, capital discipline, credit rating, future shareholder distributions including future dividend payments and share buybacks, amount or timing of payments related to divestments and other proceeds, net debt, use of proceeds and progress towards our cost saving targets; plans and expectations regarding bp’s 2025 targets, 2025 guidance (including with respect to reported and underlying upstream production, total capital expenditure, depreciation, depletion and amortization, divestments and other proceeds, Gulf of America oil spill payments, other businesses &
corporate underlying annual charge, and the effective tax rate and the underlying effective tax rate), 2030 aims, 2050 or sooner net zero aims; plan and expectations regarding bp’s engagement plans and programs and their impact on bp’s ability to meet its aims, targets and strategic objectives;
plans and expectations regarding bp’s primary targets (including adjusted free cash flow growth, group ROACE, structural cost reduction, net debt)
and reporting of bp’s progress towards those targets; plans and expectations regarding the impact on underlying performance of bp’s comprehensive February update; plans and expectations for growth in bp’s customers businesses, products refining margins, underlying performance, improvement plans, refinery turnaround activity plans and expectations regarding interest rate reductions during 2025; plans and expectations relating to bp’s investment process, strategy and capital investment, including future capital investment allocation, expected IRR, access to capital and the restructuring of certain investments; plans and expectations relating to bp’s intra-group funding and liquidity arrangements; plans and expectations relating to bp’s ability to meet contractual obligations;
expectations regarding inflation, price volatility, refining margins and price assumptions; plans and expectations relating to risk, including risk management processes and climate-related risks; plans, expectations and projections regarding bp’s oil and gas business, including related investment plans and their impact on production and cash flow, oil and gas prices, oil and gas production targets, growth in underlying production, divestment plans, and oil and gas resources and reserves; plans and expectations regarding underlying replacement cost profit before interest, tax, depreciation and amortization, ROACE, adjusted EBITDA and adjusted
EBIDA per share; plans and expectations regarding bp’s convenience and mobility business, including earnings and the development of EV charging;
plans and expectations regarding bp’s ability to make focused high-return investments in aviation and their impact; plans and expectations for the timing of bp’s energy efficiency reviews and their outcomes; plans and expectations regarding renewable power, including plans regarding renewable gas, wind and solar projects, green and blue hydrogen costs and production and EV charging; plans and expectations regarding carbon capture and storage; plans and expectations regarding bp’s investments in resilient hydrocarbons; bp’s plans and expectations related to the energy transition (including its scenario analysis), climate change, sustainability
(including bp’s sustainability aims), greenhouse gas emissions, and management, decarbonization, and net zero aims; plans and expectations regarding bp’s focus on biodiversity and water use, including bp’s freshwater use, bp’s freshwater management approach, bp’s ability to address water-related business risk and bp’s freshwater withdrawal in stressed catchments; plans and expectations regarding projects, joint ventures, partnerships, agreements and memoranda of understanding with governments, commercial entities and other third party partners (including, but not limited to, JERA Nex bp, the Northern Endurance Partnership projects, the Arcius Energy joint venture, the new ADNOC-operated LNG facility in Abu Dhabi, the long-term LNG supply agreement with KOGAS, the
Kaskida project, the Coconut gas development, the Tangguh UCC project, the Northern Endurance Partnership, Net Zero Teesside Power, Cypre, the
Tyrving development, projects in the North Sea and Norwegian Sea, the
Lingen Green Hydrogen project, the Atlantis Drill Center Expansion, bp's
Castellón refinery, the Kirkuk project, the deal with Simon Property Group, the Greater Tortue Ahmeyim project, the North West Shelf project and the
Mento platform); plans and expectations regarding the timing of the sale of bp’s mobility and convenience and bp pulse businesses in the Netherlands and bp Wind Energy; plans regarding transformation of the Gelsenkirchen refinery site; plans and expectations in relation to the strategic review of
Castrol; plans and expectations in relation to Lightsource bp; expectations regarding contingent liabilities, legal and trial proceedings, court decisions, potential investigations and civil actions by regulators, government entities and/or other entities or parties, and the timing and potential impact of such proceedings, settlement agreements relating to such proceedings and bp’s intentions in respect thereof; plans and expectations regarding relationships with governments, customers, partners, suppliers, communities and key stakeholders; plans and expectations regarding upstream production and downstream performance, expected improved downstream performance and returns; plans and expectations regarding the growth of bp’s European gas and power presence; plans and

« See glossary on page 351	bp Annual Report and Form 20-F 2024	339

Additional disclosures
expectations regarding operations and safety; expectations regarding the structure of energy demand; plans and expectations regarding the competitiveness and value of bp’s refineries; plans and expectations relating to bp’s research and development spend and outcomes; plans and expectations relating to a re-tender of external audit services; expectations related to changes laws, regulations and policies; plans and expectations regarding bp’s shareholder calendar; and plans regarding seismic reprocessing activity.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.
Actual results or outcomes may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp’s plan to exit its shareholding in
Rosneft and other investments in Russia, overall global economic and business conditions impacting bp’s business and demand for bp’s products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals including ongoing approvals required for the continued
developments of approved projects; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North
America and continued base oil and additive supply shortages; OPEC+
quota restrictions; PSA and TSC effects; operational and safety problems;
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
amounts ultimately payable and timing of payments relating to the Gulf of
America oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp’s access to future credit resources; business disruption and crisis management; the impact on bp’s reputation of ethical misconduct and non-
compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by governmental or any other relevant persons may impact bp’s ability to sell its interests in Rosneft, or the price for which bp could sell such interests;
the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and
those factors discussed elsewhere in this report including under Risk factors  (page 65). In addition to factors set forth elsewhere in this report, those set out above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
Statements regarding competitive position
Statements referring to bp’s competitive position are based on the company’s belief and, in some cases, rely on a range of sources, including investment analysts’ reports, independent market studies and bp’s internal assessments of the relevant market based on publicly available information about the financial results and performance of market participants.

340	bp Annual Report and Form 20-F 2024
THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

bp Annual Report and Form 20-F 2024	341

Shareholder information

342	bp Annual Report and Form 20-F 2024
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
The company’s ordinary shares are also traded in the form of a global depositary certificate representing the company’s ordinary shares on the
Frankfurt Stock Exchange. The company delisted from the Hamburg and
Düsseldorf Stock Exchanges on 20 December 2024 and announced its intention to delist from the Frankfurt Stock Exchange on 18 April 2024.
On 14 February 2025, 698,589,844 ADSs (equivalent to approximately
4,191,539,064 ordinary shares or some 26.19% of the total issued share capital, excluding shares held in treasury) were outstanding and were held by approximately 58,929 ADS holders. Of these, about 58,209 had registered addresses in the US at that date. One of the registered holders of
ADSs represents approximately 1,371,412 underlying holders.
On 14 February 2025, there were approximately 192,951 ordinary shareholders. Of these shareholders, around 1,464 had registered addresses in the US and held a total of some 3,840,494 ordinary shares. On
14 February 2025, there were approximately 1,074 preference shareholders.
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
Future dividends will be dependent on future earnings, the financial condition of the group, the Risk factors set out on page 65 and other matters that may affect the business of the group set out in Our strategy on page 8 and in Liquidity and capital resources on page 316.
The quarterly dividend which is expected to be paid on 28 March 2025 in respect of the fourth quarter 2024 is 8.000 cents per ordinary share
($0.48000 per American Depositary Share (ADS)). The corresponding amount in sterling will be announced on 17 March 2025.
The following table shows dividends announced and paid by the company per ADS for the past five years.

Dividends per ADS[a]		March	June	September	December	Total
2020	UK pence	48.94	50.05	24.26	23.50	146.75
	US cents	63.00	63.00	31.50	31.50	189.00
2021	UK pence	22.61	22.27	23.72	24.63	92.23
	US cents	31.50	31.50	32.76	32.76	128.52
2022	UK pence	24.96	26.13	31.01	29.64	111.74
	US cents	32.76	32.76	36.04	36.04	137.60
2023	UK pence	33.30	31.85	34.39	34.42	133.97
	US cents	39.66	39.66	43.62	43.62	166.56
2024	UK pence	34.15	34.10	36.30	37.78	142.33
	US cents	43.62	43.62	48.00	48.00	183.24
aDividends announced and paid by the company on ordinary and preference shares are provided in the consolidated Financial statements – Note 10.
There are no UK foreign exchange controls or other restrictions on the import or export of capital by, or on the payment of dividends to, non-
resident holders of BP p.l.c. shares, or that materially affect the conduct of
BP p.l.c’s operations, other than restrictions applicable to certain countries and persons subject to UN, US, UK, or EU economic sanctions, to the extent these restrictions can be complied with in law.
Shareholder taxation information
This section describes the material US federal income tax and UK taxation consequences of owning ordinary shares or ADSs to a US holder who holds the ordinary shares or ADSs as capital assets for tax purposes. This section does not discuss tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. It also does not apply inter alia to members of special classes of holders some of which may be subject to other rules, including: tax-exempt entities, life insurance companies, dealers in securities, traders in securities that elect a mark-to-
market method of accounting for securities holdings, holders that, actually or constructively, hold 10% or more of the company’s shares (as measured by voting power or value), holders that hold the shares or ADSs as part of a straddle or a hedging or conversion transaction, holders that purchase or sell the shares or ADSs as part of a wash sale for US federal income tax purposes, or holders whose functional currency is not the US dollar. In addition, if a partnership holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership and may not be described fully
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
possibly on a retroactive basis. This section further assumes that each obligation under the terms of the deposit agreement relating to bp ADSs and any related agreement will be performed in accordance with its terms.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	343

Shareholder information
For purposes of the Treaty and the estate and gift tax convention between the US and the UK that entered into force on 11 November 1979 (the Estate
Tax Convention) and for US federal income tax and UK taxation purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the company’s ordinary shares represented by those ADRs. Exchanges of ordinary shares for ADRs and ADRs for ordinary shares generally will not be subject to US federal income tax or to UK taxation other than stamp duty or stamp duty reserve tax, as described below.
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
A US holder that is a company resident for tax purposes in the UK or trading in the UK through a permanent establishment generally will not be taxable in the UK on a dividend it receives from the company. A US holder who is an individual resident for tax purposes in the UK is subject to UK tax on dividends received from the company, including dividends paid but reinvested under any dividend reinvestment plan for ordinary shareholders, that are in excess of the annual dividend allowance. However, if the shareholder’s dividend income is covered by their personal allowance of
£12,570 (for 2024/25) after taking into account other sources of income, no
UK tax will be payable on their dividend income.
For 2024/25 the dividend allowance is £500 which means there is no UK tax due on the first £500 of dividends received. Dividends above this level are subject to tax at 8.75% for basic tax payers, 33.75% for higher rate tax payers and 39.35% for additional rate tax payers.
Although the first £500 of dividend income is not subject to UK income tax, it does not reduce the total income for tax purposes. Dividends within the dividend allowance still count towards basic or higher rate bands, and may therefore affect the rate of tax paid on dividends received in excess of the
£500 allowance. For instance, if an individual has an annual gross salary of
£55,000 and also receives a dividend of £12,000 they will be subject to the following scenario. The individual's personal allowance and the basic rate tax band will be used up by the gross salary. The remaining part of the salary and the whole of the dividend will be subject to tax at the higher rate, although the dividend allowance will reduce the amount of dividend subject to tax. The dividend of £12,000 will be reduced by the dividend allowance of
£500 leaving taxable dividend income of £11,500. The dividend will be taxed at 33.75% so that the total tax payable on the dividends is £3,881.
An individual US holder should inform HM Revenue & Customs each year for which that US holder receives dividends chargeable to UK tax. If a US holder needs to report to HMRC and already files a self-assessment tax return in the UK, the US holder should include the dividend income in that return and submit it by the deadline. If the US holder does not file a self-
assessment return, the US holder should inform HM Revenue & Customs by 5 October. How the income is reported and taxed will depend on the size of the dividend income for that tax year. If the US holder received dividend income up to £10,000, the US holder can inform HM Revenue & Customs by either asking to update his or her tax code or contacting the helpline. If the
US holder’s dividend income is over £10,000, he or she will need to fill out a self-assessment tax return. For this, the US holder will need to register for self-assessment by 5 October. A US holder will not need to report his or her dividend income to HM Revenue & Customs if the amount is within his or her dividend allowance for that tax year.
US federal income taxation
A US holder is subject to US federal income taxation on the gross amount of any dividend paid by the company (including dividends paid but reinvested under the Global Invest Direct (GID) Dividend Reinvestment Plan
for ADS holders) out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-
corporate US holder that constitute qualified dividend income will be taxable to the holder at a preferential rate, provided that the holder has a holding period in the ordinary shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by the company with respect to the ordinary shares or ADSs will generally be qualified dividend income.
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
Taxation of capital gains
UK taxation
A US holder may be liable for both UK and US tax in respect of a gain on the disposal of ordinary shares or ADSs if the US holder is (1) resident for tax purposes in the UK at the date of disposal, (2) person who (a) has left the
UK; (b) was resident in the UK for four out of the seven years before the year of departure; (c) acquired the shares before leaving the UK; (d) sold the shares while not resident in the UK; and (e) returns to the UK within a period not exceeding five complete tax years after departure, (3) a US domestic corporation resident in the UK by reason of its business being managed or controlled in the UK, or (4) a citizen of the US that carries on a trade or profession or vocation in the UK through a branch or agency or a corporation that carries on a trade, profession or vocation in the UK, through a permanent establishment, and that has used, held, or acquired the ordinary shares or ADSs for the purposes of such trade, profession or vocation of such branch, agency or permanent establishment.
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
resident at the time of the disposition but also in the other jurisdiction.
The UK Capital Gains Tax rate is dependent on the level of an individual’s taxable income. For 2024/25, the revised rates are as follows:

344	bp Annual Report and Form 20-F 2024
Gains up until 29 October 2024, where total taxable income and gains after all allowable deductions are less than the upper limit of the basic rate income tax band of £37,700 (for 2024/25), the rate of Capital Gains Tax will be 10%. For gains (and any parts of gains) above that limit the rate will be
20%.
Gains from 30 October 2024 onwards, where total taxable income and gains after all allowable deductions are less than the upper limit of the basic rate income tax band of £37,700 (for 2024/25), the rate of Capital
Gains Tax will be 18%. For gains (and any parts of gains) above that limit the rate will be 24%.
An individual may be entitled to a capital gains tax free allowance, depending on that individual’s circumstances (in particular, election for the remittance basis of taxation). For individuals who are entitled to the allowance for 2024/25, this has been set at £3,000. Corporation tax on chargeable gains is levied at 25% for companies from 1 April 2023.
US federal income taxation
A US holder who sells or otherwise disposes of ordinary shares or ADSs will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized on the disposition and the US holder’s tax basis, determined in US dollars, in the ordinary shares or ADSs. Any such capital gain or loss generally will be long-term gain or loss, subject to tax at a preferential rate for a non-
corporate US holder, if the US holder’s holding period for such ordinary shares or ADSs exceeds one year. The tax basis of shares acquired through reinvested dividends under the GID Dividend Reinvestment Plan for ADS holders is equal to the fair market value of the stock on the investment date. The holding period for shares acquired under the plan begins the day after the applicable investment date.
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
UK inheritance tax
The Estate Tax Convention applies to UK inheritance tax. ADSs held by an individual who is domiciled for the purposes of the Estate Tax Convention in the US and is for the purposes of the Estate Tax Convention a national of the US and not a national of the UK will not be subject to UK inheritance tax on the individual’s death or on transfer during the individual’s lifetime unless, among other things, the ADSs are part of the business property of a permanent establishment situated in the UK or a fixed base used for the performance of independent personal services. In the exceptional case where ADSs are subject to both inheritance tax and US federal gift or estate tax, the Estate Tax Convention generally provides for tax payable in the US to be credited against tax payable in the UK or for tax paid in the UK to be credited against tax payable in the US, based on priority rules set forth in the Estate Tax Convention.
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
US Securities Exchange Act of 1934.
Register of members holding bp ordinary shares as at
31 December 2024

Range of holdings	Number of ordinary shareholders	Percentage of total ordinary shareholders	Percentage of total ordinary share capital excluding shares held in treasury
1-200	51,042	26.34	0.02
201-1,000	62,834	32.42	0.21
1,001-10,000	69,939	36.09	1.36
10,001-100,000	8,749	4.51	1.12
100,001-1,000,000	677	0.35	1.50
Over 1,000,000[a]	555	0.29	95.79
Totals	193,796	100	100
aIncludes JPMorgan Chase Bank, N.A. holding 25.92% of the total ordinary issued share capital
(excluding shares held in treasury) as the approved depositary for ADSs, a breakdown of which is shown in the table below.
Register of holders of American depositary shares (ADSs) as at
31 December 2024a

Range of holdings	Number of ADS holders	Percentage of total ADS holders	Percentage of total ADSs
1-200	35,241	59.39	0.18
201-1,000	15,660	26.39	0.71
1,001-10,000	8,136	13.71	1.96
10,001-100,000	299	0.50	0.47
100,001-1,000,000	4	0.01	0.07
Over 1,000,000[b]	2	0.00	96.63
Totals	59,342	100	100
aOne ADS represents six 25 cent ordinary shares.
bOne holder of ADSs represents 1,365,801 approx. underlying shareholders.
As at 31 December 2024 there were also 1,077 preference shareholders.
Preference shareholders represented 0.52% and ordinary shareholders represented 99.48% of the total issued nominal share capital of the company (excluding shares held in treasury) as at that date.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	345

Shareholder information
As at 14 February 2025, the 8% preference shares and 9% preference shares in issue comprised only 0.30% and 0.23% respectively of the company’s total issued nominal share capital (excluding shares held in treasury) the rest being ordinary shares.
Substantial shareholders
The following table shows holdings of 3% or more voting rights in ordinary shares of 25 cents in BP p.l.c. as per the most recent notification of each respective holder to bp under DTR 5. The percentage of voting rights detailed below was calculated as at the date of the relevant disclosures.

	As at 31 December 2024		As at 14 February 2025
	Number of voting rights	Percentage of capital	Number of voting rights	Percentage of capital
BlackRock, Inc.	1,504,412,502	7.37	1,504,412,502	7.37
Norges Bank[a]	651,587,439	4.00	651,587,439	4.00
aIn the last three financial years, BP p.l.c. received five notifications from Norges Bank relating to its voting rights. 1 - the percentage of voting rights falling below 3% on 16 March 2022; 2 - the percentage of voting rights exceeding 3% on 9 February 2023; 3 - the percentage of voting rights exceeding 4% on 12 September 2024; 4 - the percentage of voting rights falling below 4% on 20
September 2024; 5 - the percentage of voting rights exceeding 4% on 23 September 2024.
There are no current disclosable interests in holdings of 3% or more voting rights in 8% cumulative first preference shares of £1 each and 9%
cumulative second preference shares of £1 each.
Largest registered shareholders
Under the US Securities Exchange Act of 1934 bp is aware of the following interests as at 14 February 2025.
Ordinary shares of $0.25 in BP p.l.c.:

Holder	Holding of ordinary shares	Percentage of ordinary share capital excluding shares held in treasury
JPMorgan Chase Bank N.A., depositary for ADSs, through its nominee Guaranty Nominees Limited	4,191,539,064	26.19
BlackRock, Inc.	1,478,584,810	9.24
Vanguard Group Holdings	792,582,730	4.95
Norges Bank	722,312,781	4.51
8% cumulative first preference shares of £1 each in BP p.l.c.:

Holder	Holding of 8% cumulative first preference shares	Percentage of class
Hargreaves Lansdown Asset Management Limited	1,370,985	18.96
Interactive Investor Share Dealing Services	968,752	13.39
Barclays, Plc.	682,038	9.43
Halifax Share Dealing Services	625,009	8.64
Canaccord Genuity Group Inc.	541,185	7.48
AJ Bell Securities, Ltd.	379,756	5.25
Ameriprise Financials, Inc.	287,500	3.97
9% cumulative second preference shares of £1 each in BP p.l.c.:

Holder	Holding of 9% cumulative second preference shares	Percentage of class
Hargreaves Lansdown Asset Management Limited	907,748	16.58
AJ Bell Securities, Ltd.	622,328	11.37
Interactive Investor Share Dealing Services	527,194	9.63
Canaccord Genuity Group Inc.	413,605	7.56
Safra Group	345,500	6.31
Halifax Share Dealing Services	292,679	5.35
Ameriprise Financials, Inc.	250,000	4.57
abrdn plc	215,000	3.93
Redmayne-Bentley LLP	179,725	3.28
Barclays, Plc.	174,656	3.19
The company’s major shareholders’ voting rights may differ to their total interest and can be found under the substantial shareholders heading above where voting rights are over 3%.
Annual general meeting (AGM)
The 2025 AGM is scheduled to be held on Thursday 17 April 2025 at
11:00am BST. A separate notice convening the meeting is distributed to shareholders, which includes an explanation of the items of business to be considered at the meeting.
All resolutions for which notice has been given will be decided on a poll.
Deloitte LLP have expressed their willingness to continue in office as auditors and a resolution for their reappointment is included in the Notice of bp Annual General Meeting 2025.
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
•Any proposal in which the director is interested, concerning the underwriting of company securities or debentures or the giving of any security to a third party for a debt or obligation of the company or any of its subsidiary undertakings.

346	bp Annual Report and Form 20-F 2024
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
The directors have the power to declare and pay dividends in any currency provided that a sterling equivalent is announced. It is not the company’s intention to change its current policy of paying dividends in US dollars. At the company’s AGM held on 15 April 2010, shareholders approved the introduction of a Scrip Dividend Programme (Scrip Programme) and to
include provisions in the Articles of Association to enable the company to operate the Scrip Programme. The Scrip Programme was renewed at the company’s AGM held on 25 April 2024 for a further three years. The Scrip
Programme enables ordinary shareholders and bp ADS holders to elect to receive new fully paid ordinary shares (or bp ADSs in the case of bp ADS holders) instead of cash. The operation of the Scrip Programme is always subject to the directors’ decision to make the scrip offer available in respect of any particular dividend. Should the directors decide not to offer the scrip in respect of any particular dividend, cash will automatically be paid instead.
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
holds shares in registered form must be entered on the company’s register of members in order to have the right to attend or vote at the meeting or to appoint a proxy to do so.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	347

Shareholder information
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
Called-up share capital
Details of the allotted, called-up and fully-paid share capital at 31 December
2024 are set out in Financial statements – Note 31. In accordance with institutional investor guidelines, the company deems it appropriate to grant authority to the directors to allot shares and other securities and to disapply pre-emption rights by way of shareholders' resolutions at each AGM in place of authority granted by virtue of the company's Articles of
Association. At the AGM on 25 April 2024, authorization was given to the directors to allot shares in the company and to grant rights to subscribe for, or to convert any security into, shares in the company up to an aggregate nominal amount as set out in the Notice of Annual General Meeting 2024.
These authorities were given for the period until the next AGM in 2025 or 25
July 2025, whichever is the earlier. These authorities are renewed annually at the AGM.
Company records and service of notice
In relation to notices not covered by the Act, the reference to notice by advertisement in a national newspaper also includes advertisements via other means such as a public announcement.

348	bp Annual Report and Form 20-F 2024
Purchases of equity securities by the issuer and affiliated purchasers
During the 2024 financial year the company repurchased 1,238,335,234 ordinary shares with a nominal value of $0.25 each for a total consideration of
$7,127,061,186 (including transaction costs), for the purpose of reducing the issued share capital of the company in order to return capital to shareholders and to offset the expected dilution from the vesting of awards under employee share schemes. The shares repurchased in 2024 represented 7.65% of the company’s issued share capital, excluding shares held in treasury, on 31 December 2024. Of the shares repurchased in 2024, shares purchased under the
2023 AGM authority represented 2.51%, and shares purchased under the 2024 AGM authority represented 5.14% of bp’s issued share capital, excluding shares held in treasury, on 31 December 2024. A further 176,152,257 ordinary shares were repurchased between the end of the financial year and 14
February 2025 at a cost of $927,491,733 (including transaction costs) representing 1.09% of the company’s issued share capital, excluding shares held in treasury, on 31 December 2024. All ordinary shares repurchased in 2024 and in 2025 up to 14 February under the share buyback programmes were cancelled.
Authorization for the company to make market purchases (as defined in section 693(4) of the Companies Act 2006) of ordinary shares with a nominal value of $0.25 each in the company was renewed at the company’s 2024 AGM covering the period until the date of the company’s 2025 AGM or 25 July
2025, whichever is earlier. The maximum number of ordinary shares to be purchased under this authority will not exceed 1,701,953,274 ordinary shares.
The shares purchased will be cancelled.
The following table provides details of ordinary share purchases made (1) under the share buyback programmes and (2) by the Employee Share Ownership
Plans (ESOPs) and other purchases of ordinary shares and ADSs made to satisfy the requirements of certain employee share-based payment plans.

	Total number of shares purchased[a]	Average price paid per share $	Number of shares purchased by ESOPs or for certain employee share-based plans[b]	Number of shares purchased under buyback programmes[c]	Maximum approximate dollar value of shares yet to be purchased under the programmes $ million
2024
January 02 - January 31	113,923,673	5.87	7,312,257	106,611,416	N/A
February 1 - February 28	93,027,315	5.99		93,027,315	N/A
March 1 - March 28	91,984,194	6.18		91,984,194	N/A
April 2 - April 30	93,129,453	6.50		93,129,453	N/A
May 1 -May 31	90,477,384	6.34		90,477,384	N/A
June 3 - June 28	95,154,515	6.01		95,154,515	N/A
July 1- July 30	125,439,524	5.99		125,439,524	N/A
August 2 - August 30	102,310,465	5.68		102,310,465	N/A
September 02 -September 30	123,588,247	5.45	990,000	122,598,247	N/A
October 01 - October 31	154,431,981	5.32		154,431,981	N/A
November 1 - November 29	90,683,490	4.90		90,683,490	N/A
December 2 - December 20	72,487,250	4.96		72,487,250	N/A
2025
January 03 - January 31	132,132,317	5.25	1,200,000	130,932,317	N/A
February 03 - February 11	45,219,940	5.30		45,219,940	N/A
aAll share purchases were of ordinary shares of $0.25 each and/or ADSs (each representing six ordinary shares) and were on/open market transactions.
bTransactions represent the purchases of ordinary shares and ADSs made to satisfy requirements of certain employee share-based payment plans.
cShare repurchases from 1 January to 2 February 2024 were made under a share buyback programme announced on 31 October 2023 for a period up to and including 2 February 2024. On 6 February 2024 the company announced a programme covering a period up to and including 3 May 2024. On 7 May 2024 the company announced a programme covering a period up to and including 26 July 2024. The company announced two programmes in one announcement on 30 July 2024. One covered a period up to and including 25 October 2024 and the other, relating to employee share schemes, was for a period up to and including 30 September 2024. On 29 October 2024 the company announced a programme covering a period up to and including 7 February 2025. On 11 February 2025 the company announced its intent to execute a $1.75 billion share buyback prior to reporting its first quarter 2025 company and group results.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	349

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
commission is $0.12 per share.

Fees and payments made by the
Depositary to the issuer
The Depositary has agreed to reimburse certain company expenses related to the company’s ADS programme and incurred by the company in connection with the ADS programme arising during the year ended 31
December 2024. The Depositary reimbursed to the company, or paid amounts on the company’s behalf to third parties, or waived its fees and expenses, of $15,748,804.07 for the year ended 31 December 2024.
The table below sets out the types of expenses that the Depositary has agreed to reimburse and the fees it has agreed to waive for standard costs associated with the administration of the ADS programme relating to the year ended 31 December 2024.

Category of expense reimbursed, waived or paid directly to third parties	Amount reimbursed, waived or paid directly to third parties for the year ended 31 December 2024 $
Fees for delivery and surrender of bp ADSs	2,071,528.80
Dividend fees	13,677,275.27
Waived fees	—
Total	15,748,804.07
aDividend fees are charged to ADS holders who receive a cash distribution, which bp uses to offset the costs associated with administering the ADS programme.
Under certain circumstances, including removal of the Depositary or termination of the ADS programme by the company, the company is required to repay the Depositary certain amounts reimbursed and/or expenses paid to or on behalf of the company during the 12-month period prior to notice of removal or termination.
Documents on display
The bp Annual Report and Form 20-F 2024 is available online at bp.com/
annualreport. To obtain a hard copy of bp’s complete audited financial statements, free of charge, UK based shareholders should contact bp
Distribution Services by calling +44 (0) 800 037 2172 or by emailing
bpdistributionservices@bp.com. If based in the US or Canada shareholders should contact Issuer Direct by calling +1 855 656 2750 or by emailing
bpreports@issuerdirect.com.
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
335) significant ways (if any) in which its corporate governance practices differ from those mandated for US companies under NYSE listing standards.

350	bp Annual Report and Form 20-F 2024
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
Ordinary and preference shareholders
The bp Registrar, MUFG Corporate Markets
Central Square,
29 Wellington Street,
Leeds, LS1 4DL
Freephone in the UK 0800 701107
From outside the UK +44 (0)371 277 1014
bp share centre mybpshares.com
ADS holders
bp Shareowner Services
PO Box 64504, St Paul, MN 55164-0504, US
Toll-free in the US +1 877 638 5672
From outside the US +1 651 306 4383
2025 shareholder calendara

28 Mar 2025	Fourth quarter interim dividend payment for 2024
17 Apr 2025	Annual general meeting
29 Apr 2025	First quarter results announced
16 May 2025	Record date (to be eligible for the first quarter interim dividend)
27 Jun 2025	First quarter interim dividend payment for 2025 and 8% and 9% preference shares record date
31 Jul 2025	8% and 9% preference shares dividend payment
05 Aug 2025	Second quarter results announced
15 Aug 2025	Record date (to be eligible for the second quarter interim dividend)
19 Sep 2025	Second quarter interim dividend payment for 2025
04 Nov 2025	Third quarter results announced
14 Nov 2025	Record date (to be eligible for the third quarter interim dividend)
19 Dec 2025	Third quarter interim dividend payment for 2025
aAll future dates are provisional and may be subject to change. For the full calendar see bp.com/
financialcalendar.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	351

Glossary
Glossary
Abbreviations
ADR
American depositary receipt.
ADS
American depositary share. 1 ADS = 6 ordinary shares.
Barrel (bbl)
159 litres, 42 US gallons.
bcf
Billion cubic feet.
bcfe
Billion cubic feet equivalent.
boe
Barrels of oil equivalent.
CAGR
Compound annual growth rate.
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
SEC
The United States Securities and Exchange Commission.
TWh
Terawatt hour.
SVP
Senior vice president.
scfm
Standard cubic feet per minute

352	bp Annual Report and Form 20-F 2024
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
(2)Metrics and targets: the company’s principal metrics and relevant targets or goals over the short, medium and/or long term, consistent with the Paris goals, together with disclosure of:
a.The anticipated levels of investment in (i) oil and gas resources and reserves; and (ii) other energy sources and technologies.
b.The company’s targets to promote reductions in its operational greenhouse gas emissions, to be reviewed in line with changing protocols and other relevant factors.
c.The estimated carbon intensity of the company’s energy products and progress on carbon intensity over time.
d.Any linkage between the above targets and executive remuneration.
(3)Progress reporting: an annual review of progress against (1) and (2)
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
The Paris goals
(1)Article 2.1(a) of the Paris Agreement states the goal of ‘Holding the increase in the global average temperature to well-below-2°C above pre-
industrial levels and pursuing efforts to limit the temperature increase to
1.5°C above pre-industrial levels, recognizing that this would significantly reduce the risks and impacts of climate change’.
(2)Article 4.1 of the Paris Agreement: In order to achieve the long-term temperature goal set out in Article 2, parties aim to reach global peaking of greenhouse gas emissions as soon as possible, recognizing that peaking will take longer for developing country parties, and to undertake rapid reductions thereafter in accordance with best available science, so as to achieve a balance between anthropogenic emissions by sources and removals by sinks of greenhouse gases in the second half of this century, on the basis of equity, and in the context of sustainable development and efforts to eradicate poverty.
(3)U.N. Framework Convention on Climate Change Conference of Parties,
Twenty-First Session, Adoption of the Paris Agreement, U.N. Doc. FCCC/
CP/2015/L.9/Rev.1 (Dec. 12, 2015).
New material capex investment
For the purposes of the 2024 evaluation discussed on pages 20-23, ‘new material capex investment’ means a decision taken by the resource commitment meeting (RCM) in 2024 to incur inorganic or organic investments greater than $250 million that relate to a new project or asset, extending an existing project or asset, or acquiring or increasing a share in a project, asset or entity.
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
Energy products
For the purposes of our 2024 disclosures relating to net zero sales« we consider an energy product to be one that is emissive or provides energy in its end use case. For further information on products included in bp’s 2024 net zero sales aim reporting see the Basis of Reporting bp.com/
basisofreporting.
Methane intensity
Methane intensity refers to the amount of methane emissions from bp’s operated upstream oil and gas assets as a percentage of the total gas that goes to market from those operations. Our methodology is aligned with the
Oil and Gas Climate Initiative (OGCI) methodology.
Net zero
References to global net zero in the phrase, 'to help the world get to net zero', means achieving '...a balance between anthropogenic emissions by sources and removals by sinks of greenhouse gases...on the basis of equity, and in the context of sustainable development and efforts to eradicate poverty', as set out in Article 4(1) of the Paris Agreement.
References to net zero for bp in the context of our ambition and net zero operations and net zero sales aims mean achieving a balance between (a)
the relevant Scope 1 and 2 emissions (for net zero operations) and product lifecycle emissions (for net zero sales) and (b) the aggregate of applicable deductions from qualifying activities such as sinks under our methodology at the applicable time.
Net zero« operations
bp’s aim to reach net zero operational greenhouse gas (CO2 and methane)
emissions by 2050 or sooner, on a gross operational control basis, in accordance with bp’s net zero operations aim, which relates to our reported
Scope 1 and 2 emissions. Any interim target or aim in respect of bp’s net zero operations aim is defined in terms of absolute reductions relative to the baseline year of 2019.
Net zero« production
In relation to bp’s now retired (as of February 2025) ‘aim 2’, to reach net zero CO2 emissions from the carbon in our upstream oil and gas production, in respect of the estimated CO2 emissions from the combustion of upstream production of crude oil, natural gas and natural gas liquids
(based on bp’s net share of production, excluding bp’s share of Rosneft production and assuming that all produced volumes undergo full stoichiometric combustion to CO2). This aim previously related to Scope 3

« See glossary on page 351	bp Annual Report and Form 20-F 2024	353

Glossary
category 11 emissions within the selected boundary of bp’s net share of upstream production of oil and gas.
Net zero« sales
bp's aim to reach net zero for the carbon intensity of sold energy products«. Any interim target or aim in respect of bp’s net zero sales aim is defined in terms of reductions in the carbon intensity of the energy products we sell (in grams CO2e/MJ) relative to the baseline year of 2019.
Sold energy products
For the purposes of bp’s net zero sales aim, sold energy products«
represent sales by a bp group subsidiary, joint operation or bp equity accounted entity (EAE). For further information see the Basis of Reporting
bp.com/basisofreporting.

Adjusted EBIDA
Adjusted EBIDA is a non-IFRS measure and is defined as profit or loss for the period, adjusting for finance costs and net finance (income) or expense relating to pensions and other post-employment benefits and taxation, inventory holding gains or losses before tax, net adjusting items« before interest and tax, and taxation on an underlying RC basis, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). bp believes that adjusted EBIDA is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an
IFRS basis is profit or loss for the period. A reconciliation of profit or loss for the period to adjusted EBIDA is provided on page 361.
Adjusted EBIDA per share compound annual growth rate (CAGR)
Non-IFRS measure. Adjusted EBIDA per share is calculated based on the shares in issue at period end.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure presented for bp's operating segments and the group. Adjusted EBITDA for bp's operating segments is defined as replacement cost (RC) profit before interest and tax, excluding net adjusting items before interest and tax, and adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted
EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under
IFRS. A reconciliation to IFRS information is provided on pages 327 and
362.
Adjusted EBITDA for the group is defined as profit or loss for the period, adjusting for finance costs and net finance (income) or expense relating to pensions and other post-employment benefits and taxation, inventory holding gains or losses before tax, net adjusting items before interest and tax, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). The nearest equivalent measure on an IFRS basis for the group is profit or loss for the period. A reconciliation to IFRS information is provided on page 362.
Adjusted free cash flow
Non-IFRS measure. It is defined as adjusted operating cash flow« (see below) less capital expenditure«.
bp believes the measure provides useful information to investors. Adjusted free cash flow enables investors to measure our progress on delivering growth and improving our performance. The nearest IFRS measures are net cash provided by (used in) operating activities and total cash capital expenditure.
We are unable to present reconciliations of forward-looking information for adjusted free cash flow to net cash provided by operating activities, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include inventory holding gains or losses, fair value accounting effects and other adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate.
Adjusted free cash flow compound annual growth rate (CAGR)
Non-IFRS measure. It is annualized growth rate of adjusted free cash flow« (defined above) at $70/bbl Brent, $4/mmBtu Henry Hub, and $17/
bbl refining marker margin, all 2024 real.
bp believes the measure provides useful information to investors. Adjusted free cash flow CAGR enables investors to measure our progress on delivering growth and improving our performance. The nearest IFRS measure is the annualized growth rate of net cash provided by (used in)
operating activities.
We are unable to present reconciliations of forward-looking information for adjusted free cash flow to net cash provided by operating activities, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include inventory holding gains or losses, fair value accounting effects and other adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate.
Adjusted operating cash flow
Non-IFRS measure. It is defined as net cash provided by (used in) operating activities as presented in the group cash flow statement, excluding movements in inventories and other current and non-current assets and liabilities as presented in the group cash flow statement, adjusted for inventory holding gains/losses, fair value accounting effects (FVAEs)
relating to subsidiaries and other adjusting items relating to the non-cash movement of US emissions obligations carried as a provision that will be settled by allowances held as inventory. When used in the context of a segment or subset of businesses rather than the group, the terms refer to the segment or business' estimated share thereof.
bp believes the measure provides useful information to investors. Adjusted operating cash flow enables investors to measure our progress on delivering growth and improving our performance. The nearest IFRS measure is net cash provided by (used in) operating activities.
We are unable to present reconciliations of forward-looking information for adjusted operating cash flow to net cash provided by operating activities, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include inventory holding gains or losses, FVAEs and other adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate.
Adjusting items
Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance.
Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and related provisions and charges, restructuring, integration and rationalization costs, fair value accounting effects, costs relating to the Gulf of America oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures. An analysis of adjusting items by segment and type is shown on page 313.
Associate
An entity over which the group has significant influence and that is neither a subsidiary nor a joint arrangement of the group. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.
Biofuels production
Biofuels production is average thousands of barrels of biofuel production per day during the period covered net to bp. This includes equivalent ethanol production, bp bioenergy biopower for grid export, refining co-
processing and standalone hydrogenated vegetable oil (HVO).

354	bp Annual Report and Form 20-F 2024
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
Convenience gross margin
Non-IFRS measure. Convenience gross margin is calculated as RC profit before interest and tax for the customers & products segment, excluding
RC profit before interest and tax for the refining & trading business (a non-
IFRS measure), and adjusting items« (as defined above) for the convenience & mobility business to derive underlying RC profit before interest and tax for the convenience & mobility business; subtracting underlying RC profit before interest and tax for the Castrol business; adding back depreciation, depletion and amortization, production and manufacturing, distribution and administration expenses for convenience &
mobility (excluding Castrol); subtracting earnings from equity-accounted entities in the convenience & mobility business (excluding Castrol) and gross margin for the retail fuels, EV charging, aviation, B2B and midstream businesses. bp believes it is helpful because this measure may help investors to understand and evaluate, in the same way as management, our progress against our strategic objectives of convenience growth. The nearest IFRS measure is RC profit before interest and tax for the customers
& products segment.
Convenience gross margin growth
Non-IFRS measure. See convenience gross margin definition above.
Convenience gross margin growth at constant foreign exchange is a non-
IFRS measure. This metric requires a calculation of the comparative convenience gross margin ($ million) at current period foreign exchange rates (constant foreign exchange) and compares the current period value with the restated comparative period value, which results in the growth % at constant foreign exchange rates. bp believes the convenience gross margin growth at constant foreign exchange are useful measures because these measures may help investors to understand and evaluate, in the same way as management, our progress against our strategic objectives of redefining convenience. The nearest IFRS measure to convenience gross margin is RC profit before interest and tax for the customer & products segment.
Convenience & EV gross margin growth (%)
Non-IFRS measure. See convenience gross margin and EV gross margin definitions. Convenience and EV gross margin growth at constant foreign exchange is a non-IFRS measure. This metric, as applicable to the directors’
remuneration performance measure, requires a calculation of the

« See glossary on page 351	bp Annual Report and Form 20-F 2024	355

Glossary
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
Information on RC profit or loss is provided below. bp believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. Taxation on a
RC basis and ETR on RC profit or loss are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period. A reconciliation to IFRS information is provided on page 360.
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
In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which are classified as equity instruments and were recorded in the balance sheet at their issuance date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement

356	bp Annual Report and Form 20-F 2024
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
Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group’s lease portfolio on net debt and gearing. See Financial statements – Note 27 for information on finance debt, which is the nearest equivalent measure to net debt including leases on an IFRS basis. The nearest equivalent IFRS measure to gearing including leases on an IFRS basis is finance debt ratio. A reconciliation to IFRS information is provided on page 315.
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
It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in projects which expand the group’s activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to
IFRS information is provided on page 312.
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
LNG train
An LNG train is a processing facility used to liquefy and purify natural gas in the formation of LNG.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	357

Glossary
Low carbon activity
For the purposes of FY24 and FY23 reporting an activity relating to low carbon including: renewable electricity; bioenergy; electric vehicles and other future mobility solutions; trading and marketing low carbon products;
blue or green hydrogen« and carbon capture, use and storage (CCUS).
Note that, while there is some overlap of activities, these terms do not mean the same as low carbon energy or our low carbon energy sub-
segment, reported within the gas & low carbon energy segment.
Low carbon activity investment
Capital investment in relation to low carbon activity«.
Major projects
Have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.
Modified free cash flow
A non-IFRS measure. It is defined as Operating cash flow less: (1) net cash used in investing activities as presented in the group cash flow statement;
and (2) lease liability payments included in financing activities and adjusting for receipts relating to transactions involving non-controlling interests reported within financing activities in the group cash flow statement and movements in lease creditor.
Operating cash flow
Net cash provided by (used in) operating activities as stated in the group cash flow statement. When used in the context of a segment rather than the group, the terms refer to the segment’s share thereof.
Operating expenditure
Non IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs). Other variable costs are included in purchases in the income statement.
Management believes that operating expenditure is a performance measure that provides investors with useful information regarding the company’s financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain adjusting items«, foreign exchange and commodity price effects. The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses. A reconciliation of production and manufacturing expense plus distribution and administration expenses to operating expenditure is provided on page 363.
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
Organic capital expenditure
Non-IFRS measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in developing and maintaining the group’s assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. An analysis of organic capital expenditure by segment and region, and a reconciliation to IFRS information is provided on page 312.
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
Refining availability
Represents Solomon Associates’ operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all mechanical, process and regulatory downtime.
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
page 360.
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
Renewable natural gas (RNG)
RNG is a pipeline-quality, lower carbon fuel that is interchangeable with traditional natural gas. It is a form of biogas and a product of decomposing organic material at sites including landfills, farms and wastewater treatment facilities.

358	bp Annual Report and Form 20-F 2024
Renewables pipeline
Renewable projects satisfying the criteria below until the point they can be considered developed to FID:
Site-based projects that have obtained land exclusivity rights, or for power purchase agreement based projects an offer has been made to the counterparty, or for auction projects pre-qualification criteria have been met, or for acquisition projects post a binding offer has been accepted.
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
Return on average capital employed (ROACE)
Non-IFRS measure. ROACE is defined as underlying replacement cost profit, which is defined as profit or loss attributable to bp shareholders adjusted for inventory holding gains and losses, adjusting items and related taxation on inventory holding gains and losses and adjusting items total taxation, after adding back non-controlling interest and interest expense net of tax, divided by the average of the beginning and ending balances of total equity plus finance debt, excluding cash and cash equivalents and goodwill as presented on the group balance sheet over the periods presented.
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
361.
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
Strategic convenience sites
Strategic convenience sites are retail sites, within the bp portfolio, which sell bp-supplied vehicle energy (e.g. BP, Aral, Arco, Amoco, Thorntons, bp pulse, TravelCenters of America and PETRO) and either carry one of the strategic convenience brands (e.g. M&S, Rewe to Go) or a differentiated bp-
controlled convenience offer. To be considered a strategic convenience site, the convenience offer should have a demonstrable level of differentiation in the market in which it operates. Strategic convenience site count includes sites under a pilot phase.
Structural cost reduction
Non-IFRS measure. It is calculated as decreases in underlying operating expenditure« (as defined below) as a result of operational efficiencies, divestments, workforce reductions and other cost saving measures that are expected to be sustainable compared with 2023 levels. The total change between periods in underlying operating expenditure will reflect both structural cost reductions and other changes in spend, including market factors, such as inflation and foreign exchange impacts, as well as changes in activity levels and costs associated with new operations. Estimates of cumulative annual structural cost reduction may be revised depending on whether cost reductions realized in prior periods are determined to be sustainable compared with 2023 levels. Structural cost reductions are stewarded internally to support management’s oversight of spending over time.
bp believes this performance measure is useful in demonstrating how management drives cost discipline across the entire organization, simplifying our processes and portfolio and streamlining the way we work.
The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses. A reconciliation of production and manufacturing expenses plus distribution and
administration expenses to underlying operating expenditure is provided on page 363.
We are unable to present forward-looking information of the nearest IFRS measures, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to calculate a meaningful comparable IFRS forward-looking financial measure.
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
Surplus cash flow refers to the net surplus of sources of cash over uses of cash. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bonds, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement.
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
Transition growth
Activities, represented by a set of now retired (as of February 2025)
transition growth engines, that transition bp toward its objective to be an integrated energy company, and that comprise our low carbon activity«
alongside other businesses that support transition, such as our power trading and marketing business and convenience.
Transition businesses
Business activities (including development, production/manufacture/
generation and marketing, distribution and trading) associated with products and services that support energy transition, including in the areas of biogas, biofuels, EV charging, renewable power generation, hydrogen and carbon capture.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	359

Glossary
Transition growth investment
Capital investment in relation to transition growth«.
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
underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate. A reconciliation to IFRS information is provided on page 360.
Underlying operating expenditure
Non-IFRS measure. A subset of production and manufacturing expenses plus distribution and administration expenses and excludes costs that are classified as adjusting items. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs). Other variable costs are included in purchases in the income statement. Management believes that underlying operating expenditure is a performance measure that provides investors with useful information regarding the company’s financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain foreign exchange and commodity price effects. The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses. A reconciliation of production and manufacturing expense plus distribution and administration expenses to underlying operating expenditure is provided on page 363.
Underlying production
Production after adjusting for acquisitions and divestments and entitlement impacts in our production-sharing agreements (PSAs). 2024 underlying production, when compared with 2023, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract.
Underlying replacement cost (RC) profit or loss / underlying RC profit or loss attributable to bp shareholders
Non-IFRS measure. RC profit or loss« (as defined above) after excluding net adjusting items and related taxation. See page 313 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact. Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as
RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.
bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation.
A reconciliation to IFRS information is provided on page 360 for the group and pages 28-37 for the segments.
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
Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp shareholders. A reconciliation to IFRS information is provided on page 360.
upstream
upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments. References to upstream exclude Rosneft.
upstream / hydrocarbon plant reliability
bp-operated upstream plant reliability is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoirs). Unplanned plant deferrals include breakdowns, which does not include Gulf of America weather-related downtime.
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
Trade marks
Trade marks of the bp group appear throughout this report. They include:
Amoco, Aral, Aral pulse, BP, bp pulse, Castrol, Castrol ON, Gigahub, PETRO,
TA, Thorntons, epic goods and earnify
Trade marks:
REWE to Go – a registered trade mark of REWE.

360	bp Annual Report and Form 20-F 2024
Non-IFRS measures reconciliations
Reconciliation of profit or loss for the period to underlying RC profit or loss«

	$ million
	2024	2023	2022	2021	2020
Profit (loss) for the year attributable to bp shareholders	381	15,239	(2,487)	7,565	(20,305)
Inventory holding (gains) losses«, before tax	488	1,236	(1,351)	(3,655)	2,868
Taxation charge (credit) on inventory holding gains and losses	(119)	(292)	332	829	(667)
RC profit (loss)« for the year	750	16,183	(3,506)	4,739	(18,104)
Net (favourable) adverse impact of adjusting items«, before tax	9,344	(1,143)	29,781	8,697	16,649
Adjusting items total taxation	(1,179)	(1,204)	1,378	(621)	(4,235)
Underlying RC profit or loss for the year	8,915	13,836	27,653	12,815	(5,690)
Reconciliation of basic earnings per ordinary share to underlying RC profit per ordinary share«

	Per ordinary share – cents
	2024	2023	2022
Profit (loss) for the year attributable to bp shareholders	2.38	87.78	(13.10)
Inventory holding (gains) losses, before tax	2.98	7.12	(7.12)
Taxation charge (credit) on inventory holding gains and losses	(0.73)	(1.69)	1.75
	4.63	93.21	(18.47)
Net (favourable) adverse impact of adjusting items, before tax	56.95	(6.58)	156.84
Taxation charge (credit) on adjusting items	(7.18)	(6.94)	7.26
Underlying RC profit for the year	54.40	79.69	145.63
Reconciliation of basic earnings per ADS to underlying RC profit per ADS«

	Per ADS – dollars
	2024	2023	2022
Profit (loss) for the year attributable to bp shareholders	0.14	5.27	(0.79)
Inventory holding (gains) losses, before tax	0.18	0.43	(0.43)
Taxation charge (credit) on inventory holding gains and losses	(0.04)	(0.11)	0.11
	0.28	5.59	(1.11)
Net (favourable) adverse impact of adjusting items, before tax	3.42	(0.40)	9.41
Taxation charge (credit) on adjusting items	(0.44)	(0.41)	0.44
Underlying RC profit for the year	3.26	4.78	8.74
Reconciliation of effective tax rate (ETR) to ETR on RC profit or loss and underlying ETR«
Taxation (charge) credit

	$ million
	2024	2023	2022
Taxation on profit or loss before taxation for the year	(5,553)	(7,869)	(16,762)
Adjusted for taxation on inventory holding gains and losses	119	292	(332)
Taxation on a RC profit or loss basis	(5,672)	(8,161)	(16,430)
Adjusted for adjusting items total taxation	1,179	1,204	(1,378)
Taxation on an underlying RC basis	(6,851)	(9,365)	(15,052)
Effective tax rate

	%
	2024	2023	2022
ETR on profit or loss before taxation for the year	82	33	109
Adjusted for inventory holding gains and losses	(4)	—	8
ETR on RC profit or loss	78	33	117
Adjusted for adjusting items total taxation	(37)	6	(83)
Underlying ETR	41	39	34

« See glossary on page 351	bp Annual Report and Form 20-F 2024	361

Non-IFRS measures reconciliations
Return on average capital employed (ROACE)«

					$ million
	2024	2023	2022	2021	2020
Profit (loss) for the year attributable to bp shareholders	381	15,239	(2,487)	7,565	(20,305)
Inventory holding (gains) losses, before tax	488	1,236	(1,351)	(3,655)	2,868
Taxation charge (credit) on inventory holding gains and losses	(119)	(292)	332	829	(667)
Adjusting items, before tax	9,344	(1,143)	29,781	8,697	16,649
Taxation charge (credit) on adjusting items	(1,179)	(1,204)	1,378	(621)	(4,235)
Underlying RC profit	8,915	13,836	27,653	12,815	(5,690)
Interest expense[a]	3,113	2,569	1,632	1,322	1,808
Taxation on interest expense	(404)	(661)	(296)	(195)	(406)
Non-controlling interests (NCI)	848	641	1,130	922	(424)
	12,472	16,385	30,119	14,864	(4,712)
Total equity	78,318	85,493	82,990	90,439	85,568
Finance debt	59,547	51,954	46,944	61,176	72,664
Capital employed	137,865	137,447	129,934	151,615	158,232
Less: Goodwill	14,888	12,472	11,960	12,373	12,480
Cash and cash equivalents	39,204	33,030	29,195	30,681	31,111
	83,773	91,945	88,779	108,561	114,641
Average capital employed excluding goodwill and cash and cash equivalents	87,859	90,362	98,670	111,601	124,367

Profit (loss) for the year attributable to bp shareholders divided by total equity	0.5%	17.8%	(3.0)%	8.4%	(23.7)%
ROACE	14.2%	18.1%	30.5%	13.3%	(3.8)%
aFinance costs, as reported in the Group income statement, were $4,683 million (2023 $3,840 million, 2022 $2,703 million, 2021 $2,857 million, 2020
$3,115 million). Interest expense is finance costs excluding lease interest of $441 million (2023 $346 million, 2022 $257 million, 2021 $306 million, 2020
$350 million), unwinding of discount on provisions and other payables of $1,013 million (2023 $912 million, 2022 $808 million, 2021 $890 million, 2020
$957 million) and other adjusting items related to finance costs of $116 million (2023 $13 million, 2022 $6 million, 2021 $339 million).
Adjusted EBIDA«

			$ million
	2024	2023	2022
Profit (loss) for the period	1,229	15,880	(1,357)
Finance costs	4,683	3,840	2,703
Net finance (income) expense relating to pensions and other post-employment benefits	(168)	(241)	(69)
Taxation	5,553	7,869	16,762
Profit before interest and tax	11,297	27,348	18,039
Inventory holding (gains) losses, before tax	488	1,236	(1,351)
	11,785	28,584	16,688
Net (favourable) adverse impact of adjusting items, before interest and tax	8,839	(1,548)	29,356
	20,624	27,036	46,044
Taxation on an underlying RC basis[a]	(6,851)	(9,365)	(15,052)
	13,773	17,671	30,992
Add back: Depreciation, depletion and amortization	16,622	15,928	14,318
Exploration expenditure written off	766	746	385
Adjusted EBIDA	31,161	34,345	45,695
aA definition for taxation on an underlying RC basis is included under Underlying ETR in the glossary on page 359.

362	bp Annual Report and Form 20-F 2024
Adjusted EBITDA«

			$ million
	2024	2023	2022
Profit (loss) for the period	1,229	15,880	(1,357)
Finance costs	4,683	3,840	2,703
Net finance (income) expense relating to pensions and other post-employment benefits	(168)	(241)	(69)
Taxation	5,553	7,869	16,762
Profit before interest and tax	11,297	27,348	18,039
Inventory holding (gains) losses, before tax	488	1,236	(1,351)
	11,785	28,584	16,688
Net (favourable) adverse impact of adjusting items, before interest and tax	8,839	(1,548)	29,356
	20,624	27,036	46,044
Add back: Depreciation, depletion and amortization	16,622	15,928	14,318
Exploration expenditure written off	766	746	385
Adjusted EBITDA	38,012	43,710	60,747
Reconciliation of RC profit before interest and tax for gas & low carbon energy and oil production & operations to adjusted EBITDA

			$ million
	2024	2023	2022
gas & low carbon energy
RC profit before interest and tax	3,569	14,080	14,696
Less: Net favourable (adverse) impact of adjusting items	(3,234)	5,358	(1,367)
Underlying RC profit before interest and tax	6,803	8,722	16,063
Add back: Depreciation, depletion and amortization	4,835	5,680	5,008
Exploration expenditure written off	222	362	2
Adjusted EBITDA	11,860	14,764	21,073

oil production & operations
RC profit before interest and tax	10,789	11,191	19,721
Less: Net favourable (adverse) impact of adjusting items	(1,148)	(1,590)	(503)
Underlying RC profit before interest and tax	11,937	12,781	20,224
Add back: Depreciation, depletion and amortization	6,797	5,692	5,564
Exploration expenditure written off	544	384	383
Adjusted EBITDA	19,278	18,857	26,171

« See glossary on page 351	bp Annual Report and Form 20-F 2024	363

Non-IFRS measures reconciliations
Underlying operating expenditure«reconciliation

		$ million
	2024	2023
From group income statement
Production and manufacturing expenses	26,584	25,044
Distribution and administration expenses	16,417	16,772
	43,001	41,816
Less certain variable costs:
Transportation and shipping costs	11,531	10,752
Environmental costs	2,972	3,169
Marketing and distribution costs	1,882	2,430
Commission, storage and handling costs	1,519	1,633
Other variable costs and non-cash costs	1,495	743
Certain variable costs	19,399	18,727

Operating expenditure«	23,602	23,089
Less certain adjusting items«:
Gulf of America oil spill	51	57
Environmental and related provisions	181	647
Restructuring, integration and rationalization costs	222	(37)
Fair value accounting effects – derivative instruments relating to the hybrid bonds	221	(630)
Other certain adjusting items	601	419
Certain adjusting items	1,276	456

Underlying operating expenditure	22,326	22,633
Underlying operating expenditure reduction relative to 2023	(307)
Increase/(decrease) in underlying operating expenditure due to inflation, exchange, portfolio changes and organic growth	443
Structural cost reduction«	(750)
The Directors’ report on pages 69-87, 88 (in respect of the remuneration committee), 111, 223-250 and 311-363 was approved by the board and signed on its behalf by Ben J. S. Mathews, company secretary on 6 March 2025.
BP p.l.c.
Registered in England and Wales No. 102498

364	bp Annual Report and Form 20-F 2024
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
BP p.l.c.
(Registrant)
/s/ Ben J. S. Mathews
Company secretary
6 March 2025

bp Annual Report and Form 20-F 2024	365
Cross reference to Form 20-F

Item 1.		Identity of Directors, Senior Management and Advisers	n/a
Item 2.		Offer Statistics and Expected Timetable	n/a
Item 3.		Key Information
	A.	[Reserved]	n/a
	B.	Capitalization and indebtedness	n/a
	C.	Reasons for the offer and use of proceeds	n/a
	D.	Risk factors	65-67
Item 4.		Information on the Company
	A.	History and development of the company	23-27, 164-167, 172, 178, 180-184, 318-328, 345, 349
	B.	Business overview	6-7, 24-32, 33-35, 167-171, 318-334, 339
	C.	Organizational structure	222
	D.	Property, plants and equipment	14, 28-35, 177-178, 248-250, 317-329, 334
Item 4A.		Unresolved Staff Comments	None
Item 5.		Operating and Financial Review and Prospects
	A.	Operating results	6-9, 12-13, 18-27, 65-67, 182-183, 193, 195-210, 318-334
	B.	Liquidity and capital resources	142, 178, 193-201, 316-317
	C.	Research and development, patent and licenses, etc.	12, 171
	D.	Trend information	6-9, 12-13, 18-27, 318-328
	E.	Critical Accounting Estimates	n/a
Item 6.		Directors, Senior Management and Employees
	A.	Directors and senior management	72-74
	B.	Compensation	88-110, 187-192, 220-221
	C.	Board practices	72-73, 82-85
	D.	Employees	57-59, 221
	E.	Share ownership	57-59, 88-110, 187-192, 220
	F.	Disclosure of a registrant’s action to recover erroneously awarded compensation	n/a
Item 7.		Major Shareholders and Related Party Transactions
	A.	Major shareholders	344-345
	B.	Related party transactions	180-184, 334-335
	C.	Interests of experts and counsel	n/a
Item 8.		Financial Information
	A.	Consolidated Statements and Other Financial Information	140, 142-222, 251-253, 316, 342
	B.	Significant Changes	n/a
Item 9.		The Offer and Listing
	A.	Offer and listing details	342
	B.	Plan of distribution	n/a
	C.	Markets	342
	D.	Selling shareholders	n/a
	E.	Dilution	n/a
	F.	Expenses of the issue	n/a
Item 10.		Additional Information
	A.	Share capital	n/a
	B.	Memorandum and articles of association	345-347
	C.	Material contracts	334
	D.	Exchange controls	342
	E.	Taxation	342-344
	F.	Dividends and paying agents	n/a
	G.	Statements by experts	n/a
	H.	Documents on display	349
	I.	Subsidiary information	n/a
	J.	Annual Report to Security Holders	n/a
Item 11.		Quantitative and Qualitative Disclosures About Market Risk	195-201
Item 12.		Description of Securities Other than Equity Securities
	A.	Debt Securities	n/a
	B.	Warrants and Rights	n/a
	C.	Other Securities	n/a
	D.	American Depositary Shares	349
Item 13.		Defaults, Dividend Arrearages and Delinquencies	None
Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.		Controls and Procedures	139, 336
Item 16.		[Reserved]	n/a
Item 16A.		Audit committee financial expert	82
Item 16B.		Code of Ethics	335-336
Item 16C.		Principal Accountant Fees and Services	84, 221, 337
Item 16D.		Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E.		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	348
Item 16F.		Change in Registrant’s Certifying Accountant	n/a
Item 16G.		Corporate Governance	335
Item 16H.		Mine Safety Disclosure	n/a
Item 16I.		Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a
Item 16J.		Insider Trading Policies.	335
Item 16K.		Cybersecurity	336-337
Item 17.		Financial Statements	n/a
Item 18.		Financial Statements	140-144
Item 19.		Exhibits	366

366	bp Annual Report and Form 20-F 2024
Information about this report
This document constitutes the Annual Report and Accounts in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934, for BP p.l.c. for the year ended
31 December 2024. A cross reference to Form 20-F requirements is included on page 365.
This document contains the Strategic report on the inside front cover and pages 1-68 and the Directors’ report on pages 69-87, 88 (in part only), 111,
223-250 and 311-363. The Strategic report and the Directors’ report together include the management report required by DTR 4.1 of the UK
Financial Conduct Authority’s Disclosure Guidance and Transparency
Rules. The Directors’ remuneration report is on pages 88-110. The consolidated financial statements of the group are on pages 115-222 and the corresponding reports of the auditor are on pages 134-139.
bp Annual Report and Form 20-F 2024 may be downloaded from bp.com/
annualreport. No material on the bp website, other than the items identified as bp Annual Report and Form 20-F 2024, forms any part of this document.
References in this document to other documents on the bp website, such as bp Energy Outlook 2024, and bp Sustainability Report are included as an aid to their location and are not incorporated by reference into this document.
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
The company’s primary share listing is the London Stock Exchange. In the
US, the company’s securities are traded on the New York Stock Exchange
(NYSE) in the form of ADSs (see page 342 for more details) and in Germany in the form of a global depositary certificate representing bp ordinary shares traded on the Frankfurt Stock Exchange. The company delisted from the Hamburg and Düsseldorf Stock Exchanges on 20 December 2024 and announced its intention to delist from the Frankfurt Stock Exchange on 18
April 2024.
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
Registered in England and Wales No. 102498. London Stock Exchange symbol ‘BP.’
Exhibits
The following documents are filed in the Securities and Exchange
Commission (SEC) EDGAR system, as part of this Annual Report on Form
20-F, and can be viewed on the SEC’s website.

Exhibit 1	Memorandum and Articles of Association of BP p.l.c.†
Exhibit 2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934†
Exhibit 4.1	The BP Executive Directors’ Incentive Plan†
Exhibit 4.4	Director’s Service Agreement for K Thomson***†
Exhibit 4.7	Director’s Service Agreement for M Auchincloss***†
Exhibit 4.10	The BP Share Award Plan 2015**†
Exhibit 8	Subsidiaries (included as Note 37 to the Financial Statements)
Exhibit 11.1	Code of Ethics*†
Exhibit 11.2	Insider trading policy and procedure
Exhibit 12	Rule 13a – 14(a) Certifications†
Exhibit 13	Rule 13a – 14(b) Certifications#†
Exhibit 15.1	Consent of Netherland, Sewell & Associates†
Exhibit 15.2	Report of Netherland, Sewell & Associates†
Exhibit 15.3	Consent Decree**†
Exhibit 15.4	Gulf states Settlement Agreement**†
Exhibit 15.5	Consent of Deloitte LLP†
Exhibit 17	Guaranteed Securities†
Exhibit 97	Executive Compensation Clawback Policy†
Exhibit 101	Inline XBRL data files
Exhibit 104	Cover page interactive data file (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended 31 December 2009.
**	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended 31 December 2015.
***	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended 31 December 2023.
#	Furnished only.
†	Included only in the annual report filed in the Securities and Exchange Commission EDGAR system.

The total amount of long-term securities of BP p.l.c. and its subsidiaries under any one instrument does not exceed 10% of their total assets on a consolidated basis.
The company agrees to furnish copies of any or all such instruments to the
SEC on request.

« See glossary on page 351	bp Annual Report and Form 20-F 2024	367

368	bp Annual Report and Form 20-F 2024
This report is printed on Arena White Smooth paper and board. Forest Stewardship Council®
(FSC®) certified paper sourced from well-managed forests and other controlled sources.
The paper is Elemental Chlorine Free (ECF) and Acid Free.
Printed in the UK by Pureprint Group, CarbonNeutral®, ISO14001 and FSC® certified.
bp’s corporate reporting suite
includes information about
our financial and operating
performance, sustainability
performance and global
energy trends and projections.

bp.com
© BP p.l.c. 2025
bp Annual Report and Form 20-F 2024
Details of our financial and operating
performance in print and online.

bp.com/annualreport
bp Sustainability Report 2024
Details of our sustainability
performance with additional
information online.

bp.com/sustainability
bp Energy Outlook 2024
Provides our projections of future
energy trends and factors that could
affect them out to 2040.

bp.com/energyoutlook
Group databook 2020-2024
Five-year financial and operating data
in PDF and Excel format.

bp.com/financial-disclosure
Copies
You can order selected bp printed
publications free of charge from

bp.com/printedcopies
US and Canada
Issuer Direct
Toll-free: +1 888 301 2505

bpreports@issuerdirect.com
UK and rest of world
bp Distribution Services
Tel: +44 (0) 800 037 2172

bpdistributionservices@bp.com
Feedback
Your feedback is important
to us. You can contact the
corporate reporting team at

corporatereporting@bp.com