Form 20-F
period 2025-12-31
BP PLC
filed 2026-03-06
CIK 313807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2025
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

Ordinary Shares of 25c each	16,486,312,994
Cumulative First Preference Shares of £1 each	7,232,838
Cumulative Second Preference Shares of £1 each	5,473,414

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
and Form 20-F 2025
Strong performance –
building for the future
Our primary targets
Our investor proposition
A simpler, stronger and more
valuable bp, see page 19.
Our strategy
We are growing the upstream,
focusing the downstream and
investing with discipline in
transition, see page 8.
Adjusted free cash flow« growth
>20%a
adjusted free cash flow compound
annual growth rate (CAGR)« from
2024-27
Net debt«
$14-18bn
by end 2027
Structural cost reduction«
$5.5-6.5bnb
by end 2027
Return on average capital
employed (ROACE)«
>16%a
in 2027

Progress on our primary targets, page 8

Growing
the upstream
Focusing
the downstream
Disciplined investment
in transition
Image: Argos platform, US
Image: bp retail site, London, UK
Image: bp bioenergy, Brazil
aThis is on a price adjusted basis that assumes a hypothetical price environment of $70/bbl Brent, $4/mmBtu Henry Hub, and $10.3/bbl refining indicator margin (all 2024 real) and assumptions about the impact of these marker prices on underlying replacement cost profit before tax.
bFollowing the outcome of the strategic review of Castrol, which resulted in the decision to divest a 65% shareholding, the $4-5 billion structural cost reduction target by end 2027, introduced at the February 2025 Capital Markets Update, has increased.

bp Annual Report and Form 20-F 2025	1

Strategic report

Navigating this report
Read more on another page of this report

Read more online

Task Force on Climate-related Financial
Disclosures (TCFD)
Information that supports TCFD
Recommendations and Recommended
Disclosures in relation to Metrics and Targets
is indicated with TCFD.
Glossary
Words and terms marked with « are defined
in the glossary on page 375

More information Online quick read A concise summary of the bp Annual Report and Form 20-F 2025, highlighting strategy and performance information.
bp.com/annualreport

Online reporting centre All our bp corporate reports, including the bp Sustainability Report and the bp Energy Outlook.
bp.com/reportingcentre

2	bp Annual Report and Form 20-F 2025	« See glossary on page 375

About bp
We operate at the heart of the
global energy system, helping
countries across the world with
their energy needs and serving
millions of customers every day.
Our purpose
Delivering energy to the world,
today and tomorrow.
Who we are
Our culture frame ‘Who we are’ defines what
we stand for at bp, building on our best qualities
and those things that are most important to us.
It comprises three simple beliefs that can inspire
each of us at bp to be our best every day: live
our purpose, play to win, care for others.

bp.com/ourbeliefs

Safety and sustainability

27	34.3MtCO2e
tier 1 and 2 process safety events« (2024 38)	GHG emissions – operational control (2024 33.6MtCO2e)

Read more on pages 55 and 37

Performance

$0.1bn
profit for the year attributable
to bp shareholders
(2024 $0.4bn)
$7.5bn
underlying replacement cost (RC) profit«
(2024 $8.9bn)
2.3m
barrels of oil equivalent – oil and gas
production[a]
(2024 2.4m)
90%
proved reserves replacement ratio«[a]
(2024 50%)
$6.28/boe
upstream unit production costs«
(2024 $6.17/boe)
96.1%
bp-operated upstream plant reliability«
(2024 95.2%)
96.3%
bp-operated refining availability«
(2024 94.3%)

aOn a combined basis of subsidiaries and equity-accounted entities.

bp Annual Report and Form 20-F 2025	3

Strategic report

Segment performance
At 31 December 2025, the group’s reportable segments
were gas & low carbon energy, oil production &
operations and customers & products. Each is managed
separately, with decisions taken for the segment as a
whole, and represents a single operating segment that
does not result from aggregating two or more segments
(see Financial statements – Note 5).

Gas & low carbon energy[a]

Comprises our gas & low carbon energy businesses. Our gas
business includes regions with upstream activities that
predominantly produce natural gas, gas trading and our
Archaea Energy business. Our low carbon business includes
solar, offshore wind, hydrogen and carbon capture and storage
(CCS), and power trading, and until its divestment in December
2025 also included onshore wind. Power trading includes
trading of both renewable and non-renewable power.

$1.3bn replacement cost (RC) profit before interest and tax[b] (2024 $3.1bnc)	$5.4bn underlying RC profit before interest and tax« (2024 $6.8bn)
Segment performance, page 28

Oil production & operations[a]

Comprises regions with upstream activities that predominantly produce crude oil, including bpx energy.
$8.6bn RC profit before interest and tax[b] (2024 $10.8bn)	$9.4bn underlying RC profit before interest and tax (2024 $11.9bn)
Segment performance, page 31

Customers & products

Comprises customer-focused businesses, which include
convenience and retail fuels, EV charging, as well as Castrol, aviation, B2B, midstream and bp bioenergy. It also comprises our products businesses which include refining and oil trading.

$4.1bn RC profit before interest and tax[b] (2024 loss $(1.0)bnc)	$5.3bn underlying RC profit before interest and tax (2024 $2.5bn)
Segment performance, page 34

Other businesses & corporate

Comprises technology; bp ventures; shipping; our corporate activities and functions; and any residual costs of the Gulf of America oil spill.
$(40)m RC loss before interest and tax[b] (2024 loss $(1.0)bn)	$(0.6)bn underlying RC loss before interest and tax (2024 loss $(0.6)bn)
Segment performance, page 36

Image: Colleagues at our Houston headquarters, US
aThe Azerbaijan-Georgia-Türkiye and Middle East and North Africa (MENA) regions have been further subdivided by asset.
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
cRestated for material items to reflect the move of our Archaea Energy business from the customers & products segment to the gas & low carbon energy segment.

4	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Chair’s letter
Dear shareholders,
bp is one of the world’s great energy
companies, with a strong team, high quality
assets and distinctive strengths in key
business areas. I was honoured to be
appointed as chair in 2025, joining a company
that is making progress on a reset strategy,
albeit with challenges to overcome. With the
environment in which we operate continuing
to be shaped by geopolitical uncertainty and
complex market dynamics, we need to
accelerate delivery, reduce complexity and
increase our financial resilience in order to
realise the full value of the business for
shareholders.
Appointment of Meg O’Neill
One of my first tasks, working with fellow
board members, was to identify an
outstanding leader to take the company
forward. Murray Auchincloss stepped down in
December 2025 after more than three
decades of service to bp, the last five as a
member of our board, first as chief financial
officer and then as chief executive. I would like
to thank him for his contribution and
commitment to bp.
In December 2025 we appointed Meg O’Neill
as chief executive who will join bp on 1 April
2026. Meg’s track record of driving
transformation and growth with disciplined
capital allocation makes her the right leader
for bp as we pursue significant strategic and
financial opportunities. And her relentless
focus on business improvement and financial
discipline gives us high confidence in her
ability to shape the company for its next phase
of growth.
Safety and performance in 2025
The board plays a critical role in monitoring the
organization’s culture and setting the tone
from the top. This is particularly important on
safety. Employees and contractors at bp face a
complex range of risks across the business.
Sadly in 2025, four colleagues working in bp’s
US retail operations lost their lives. On behalf
of the board, I would like to extend our sincere
condolences to their families, friends and
colleagues.
Safety will always be the board’s highest
priority. That’s why we continue to work with
the leadership team to ensure every incident is
thoroughly investigated and the lessons
learned are applied.
On process safety, I commend the teams that
contributed to a decrease in serious process
safety events of about one third, compared
with 2024.
Ongoing improvement in safety is the
foundation for strong operational
performance. In 2025 the teams set new
records for plant reliability on the upstream
side of the business and availability in refining.
Strategic progress was also strong with seven
major projects« delivered in the year and
significant exploration success, including the
world’s largest offshore discovery. Carol
provides more detail on safety and
performance in her letter overleaf.
Governance
In early 2025 the board’s focus moved from
the resetting of strategy to overseeing
disciplined performance and the delivery of
our four primary financial targets. Together
with Meg O’Neill’s appointment, the board’s
composition and capability have been further
strengthened during 2025 deepening its
expertise in key strategic areas: oil and gas,
disciplined capital allocation and the oversight
of performance and risk.
Our governance framework remains a
foundation for delivering sustainable
long‑term value for shareholders. That
framework has also evolved, recognizing the
changing needs of the business and external
developments, including the implementation
of provision 29 of the UK Corporate
Governance Code, relating to risk
management and internal control. And it will
continue to evolve, informed by a further
review, to ensure the framework and the board
that oversees it are best placed for the bp we
want to be, rather than the bp we have been
over recent years.
Engagement with stakeholders remained a
priority in 2025. On joining the board, I initiated
an extensive dialogue with our largest
shareholders, complemented by a continued
focus by the board on workforce engagement.
More to do
Over the course of 2026, you will see bp taking
concerted action to strengthen the company
and position it to grow and deliver sustainable
value for the long term. One such step was the
board’s decision earlier this year to suspend
the share buyback and fully allocate excess
cash to our balance sheet. And you will see bp
continue to take action to simplify and high-
grade the portfolio, reduce the cost base and
make disciplined investments in the best and
highest-returning opportunities. Most
importantly, you will see the board supporting
a management team focused on growing cash
flow and returns.
A better bp
I offer my thanks to the bp teams, whose
dedication, skill and determination continue to
shine through, no matter the challenge. And
thank you to you, bp’s owners, for your
guidance and your trust. The board and I will
continue to actively engage with you and
communicate with increasing clarity and
transparency. With your support we can and
will become a stronger bp. One that is more
sustainable in every way, especially in the
creation of value for shareholders.
Albert Manifold
Chair
6 March 2026

bp Annual Report and Form 20-F 2025	5

Strategic report

Interim chief executive officer’s letter
Dear fellow shareholders,
As interim CEO, I want to thank our teams for
their outstanding commitment through a
period of transition for bp. Operational
performance in 2025 was consistently strong
and we made significant progress following
the resetting of our strategy.
Our new chair, Albert Manifold, has set us a
challenge to fulfil bp’s true potential – and
I know the team will rise to this. We’re focused,
we’re in action, we’re determined to make bp
the strongest it can be, and we look forward to
welcoming Meg O’Neill as CEO in April 2026.
Safety comes first
Tragically, in 2025, four people died while
working in our US retail business. Three were
employees in our TravelCenters of America
business. Two of them were killed in separate
incidents where they were struck by passing
vehicles as they carried out emergency
roadside assistance, highlighting the complex
range of risks faced across our business. In
response, this service on active highways has
been permanently withdrawn to protect our
employees. The fourth was a contractor, in our
Thorntons business. Our thoughts are with
their families, friends and colleagues.
In the high-hazard industry we work in, nothing
is more important than safety. We seek to
learn from every incident, no matter how big or
small – and we expect everyone in bp to work
safely. On process safety, we made strong
progress, with 29% fewer combined tier 1 and 2
process safety events« in 2025, but we have
much more to do.
It is important to say that safety is more than
robust controls and systems. It is also about
having a culture where every decision reflects
care in our work – and care for others. Day in,
day out, we must continue to work towards our
goal: eliminating fatalities, life-changing
injuries and the most serious process safety
incidents.
Financial and operating performance
In 2025 we delivered a strong underlying
financial performance with an underlying RC
profit« of $7.5 billiona, despite a weaker price
environment, and operating cash flow« of
$24.5 billion.
We also had a strong operational performance
across bp.
In 2025 we:
•Delivered record upstream plant
reliability« and refining availability«,
with both above 96%.
•Produced 2.3 million barrels of oil and gas
a day, beating our guidance at the start
of 2025.
•Started up seven major projects« safely,
five ahead of schedule.
•Made 12 discoveries – including bp’s
biggest offshore discovery in 25 years,
Bumerangue in Brazil.
•Increased our proved reserves replacement
ratio« to 90% – up from an average of
around 50% in the previous two years.
Strategic progress
We took decisive action to high-grade our
portfolio and strengthen our company in 2025,
including our $20 billion disposal programme
and the subsequent decision to suspend the
share buyback and fully allocate excess cash«
to our balance sheet. These are choices
designed to position us for long-term growth.
We also made progress on our four primary
targets, increasing adjusted free cash flow«bc
and returns (ROACE«)bd, both on an adjusted
price basis. We reduced net debt« to $22.2
billione and made progress strengthening our
balance sheet, achieving $2.8 billionf of our
$4-5 billion structural cost reduction« target,
which we have now increased to $5.5-6.5
billiong.
In addition, we have announced or completed
over $11 billion of divestments in the first year.
Looking forward and thanks
bp is a great company with huge potential. We
have outstanding technology and engineering
skills, excellent resources and exceptional
global partnerships. And, most of all, we have
brilliant people whose performance across the
year was key to producing strong results.
It is an honour to represent bp as interim CEO,
and the leadership team and I look forward to
the year ahead. My deepest thanks go to our
teams, our partners and our owners. We are
grateful for your support and your challenge,
and together, under Meg’s leadership, we will
make bp go from strength to strength.
Carol Howle
Interim chief executive officer
6 March 2026

Nearest IFRS-equivalent measures $0.1bn profit for 2025 attributable to bp shareholders[a] $58.0bn finance debt at the end of 2025[e]

aUnderlying RC profit for the group is a non-IFRS measure and its nearest IFRS equivalent measure is profit for the year attributable to bp shareholders.
bThis is on a price adjusted basis and is assuming a hypothetical price environment of $70/bbl Brent, $4/mmBtu Henry Hub, and $10.3/bbl refining indicator margin (all 2024 real) and assumptions about the impact of these marker prices on underlying replacement cost profit before tax.
cAdjusted free cash flow on a price adjusted basis is a non-IFRS measure. The nearest IFRS equivalent measures to calculate adjusted free cash flow on a price adjusted basis CAGR are net cash provided by operating activities and total cash capital expenditure.
d ROACE on a price adjusted basis is a non-IFRS measure. The nearest IFRS measures of the numerator and denominator are profit for the period attributable to bp shareholders and total equity respectively.
eNet debt is a non-IFRS measure and its nearest IFRS equivalent measure is finance debt at the end of 2025. See Note 27 for more information.
f Cumulative structural cost reduction since 2023, of which $2 billion in 2025 and $750 million in 2024. Structural cost reduction is decreases in underlying operating expenditure«.
A reconciliation is provided on page 386.
g Following the outcome of the strategic review of Castrol, which resulted in the decision to divest a 65% shareholding, the $4-5 billion structural cost reduction target by end 2027, introduced at the February 2025 Capital Markets Update, has increased.

6	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Energy markets
The operating environment
bp operates across volatile energy markets.
Here we discuss broader economic trends
we have observed that influence our sector
as a whole.
The world economy grew by around 3.3%a in
2025, stronger than had been expected in April
2025b. Growth rates varied across economies,
with US GDP estimated to have grown by 2.1%,
while the eurozone economy expanded by only
1.4%a. China’s growth in 2025 is estimated to
have been 5%a, achieving the government
‘around 5%’ target.
Inflation continued to ease globally, moving
closer to central banks’ target levels in most
major economies. This disinflationary trend
allowed several central banks, including the
US Federal Reserve and the European
Central Bank, to cut interest rates. In the
case of the Federal Reserve, further rate
cuts are expected in 2026, based on financial
market pricing.
Oil
Oil prices trended lower during 2025,
amid strong supply and relatively weak
demand growth.
Non-OPEC+ supply grew by 1.8mmb/dc in
2025, led by offshore projects, oil sands, tight
oil and NGLs, mostly from the Americas.
OPEC+ supply grew by 1.3mmb/dc in 2025,
largely due to unwinding of production cuts
from OPEC+8, especially Saudi Arabia. That
steadily increasing supply meant that global
oil supply is estimated to have been 3mmb/dc
higher over the year as a whole than in 2024.
That contrasted with demand growth of only
0.8mmb/d, taking demand to 104mmb/d, and
leading to a supply/demand imbalance of
around 2.2mmb/d over the year as a wholec.
The imbalance weighed on prices, with Dated
Brent averaging $69/bbl in 2025, down from
$81/bbl in 2024d. OECD commercial
inventories grew by 3% over the course of the
year, compared to a 1% fall last yeare.
Significant government stockpiling in China of
around 550kb/d in 2Q25 and 3Q25 absorbed
some of the supply/demand imbalance, and
there was also an increase in the amount of oil
being held in tankers at sea, which reached
2,006mmb, 232mmb higher than the five-year
average, as sanctioned Russian and Iranian
barrels were held off the marketc.
Natural gas
In the US, Henry Hub (HH) gas prices
rebounded to their highest level since 2022f
due to a 26%g year-on-year increase in LNG
export demand and colder-than-normal start
to the year. Higher gas prices supported a
recovery in drilling activity in non-associated
(dry) shale plays which, combined with well
productivity gains, increasing gas-to-oil ratios
in the Permian, and increased pipeline
connectivity, meant that gas production grew
by 4%g, reaching record high levels.
Outside of North America, global gas demand
grew by less than 1% in 2025h. TTF and JKM
increased 9%i and 3%j respectively. A further
reduction in Russian supply to the EU at the
onset of 2025 contributed to the higher gas
prices, reducing gas demand growth in Asia in
particular. LNG supply from new liquefaction
projects ramped up through the year and
drove a near 7%h increase in global LNG
production.
Refining indicator margin
We have updated the metric used to track the
refining margin environment to the refining
indicator margin (RIM)k. After a weak 1Q25,
RIM increased over the rest of the year,
supported by lower crude prices, relatively
resilient product demand, tight product
inventories and unplanned capacity outages
and disruptions. RIM averaged $12.8/bbl over
2025 as a whole, up $2.1/bbl (19%) from
its average level in 2024k.
Power and renewables
Electricity demand growth continued to
outpace total energy demand growth, driven
by increasing electrification in China and by
growing prosperity and industrialization in
emerging economies. Growing demand from
data centres looks set to increase electricity
demand materially in the coming years,
particularly in the US.
Total solar and wind capacity additions in 2025
are estimated to have exceeded 600GW,
breaking the previous record set in 2024l.
Bioenergy growth also maintained
momentum, supported by resilient demand
for liquid biofuels in road transport, rising
biomethane output, and a growing pipeline
of announced sustainable aviation fuel
(SAF) capacity.
Hydrogen and carbon capture
and storage
Persistent high costs and the slow pace of
enabling policy continued to challenge the
decarbonization of many harder-to-abate
processes, including through technologies
such as low carbon hydrogen and
carbon capture.
The project pipeline for production of low
carbon hydrogen has contracted recently
and only around 4Mtpam is either currently
operational or under construction. Growth of
the global carbon capture and storage project
pipeline slowed significantly in 2025.
Operational and under-construction projects
have now reached just over 100Mtpan in
total capacity.
aIMF World Economic Outlook update, January 2026, measured
on a Purchasing Power Parity basis.
bIMF World Economic Outlook, April 2025, measured on a
Purchasing Power Parity basis.
cIEA Oil Market Report, January 2026.
dLSEG Data Management Solution (Dated Brent spot price).
eIEA Monthly Oil Data Service, January 2026.
fS&P Global Energy Platts Henry Hub spot price.
gEIA Short-term Energy Outlook, January 2026.
hIEA Gas Market Report, Q1-2026.
iS&P Global Energy Platts Dutch TTF day ahead price.
jS&P Global Energy Platts JKM spot price.
k  bp has retired the refining marker margin (RMM) and replaced it with the bp refining indicator margin (RIM). The bp RIM reflects a broader set of crudes and products, and is more representative of bp’s refining portfolio and realized refining margin per barrel.
Actual margins realized by bp may vary due to a variety of
factors, including the actual mix of crude and product for a given quarter.
lIEA Renewable Energy Progress Tracker. PV capacity additions are converted from DC to AC basis.
mIEA Global Hydrogen Review, September 2025.
nGCCSI Global Status of CCS 2025, October 2025.
oLSEG Data Management Solution (West Texas Intermediate).

Market activity	2025	2024
Global oil consumption[c]	104.0mmb/d	103.2mmb/d
Global oil production[c]	106.2mmb/d	103.1mmb/d
Natural gas consumption[h]	4,286bcm	4,251bcm
Natural gas production[h]	4,264bcm	4,224bcm
Dated Brent average[d]	$69.10/bbl	$80.76/bbl
West Texas Intermediate (WTI)« average[o]	$64.87/bbl	$75.87/bbl
Henry Hub average[f]	$3.52/mmBtu	$2.19/mmBtu
Dutch Title Transfer Facility (TTF)« average[i]	36.2 Euros per MWh ($11.9/mmBtu)	34.4 Euros per MWh ($10.9/mmBtu)
Japan-Korea (Asian) LNG average[j]	$12.2/mmBtu	$11.9/mmBtu
Refining indicator margin[k]«	$12.8/bbl	$10.7/bbl

bp Annual Report and Form 20-F 2025	7

Strategic report

Energy outlook
The bp Energy Outlook 2025 (2025 Outlook)
explores the trends and uncertainties
surrounding the energy transition out to 2050.
The 2025 Outlook helps inform bp’s views of
the risks and opportunities posed by the
energy transition. The scenarios within it
explore the possible implications of different
judgements and assumptions concerning the
nature of the energy transition. The uncertainty
associated with the transition is substantial,
and these scenarios are not predictions of
what is likely to happen or what bp would like
to see happen. We use the output from these
scenarios to help inform our strategic thinking.
We published the 2025 Outlook in September
2025, designed around two scenarios
informed by recent trends and developments
in the global energy system. The 2025 Outlook
provides key insights about how the energy
system may evolve over the next 25 years.
The two scenarios – Current Trajectory and
Below 2°C (see ‘Two scenarios to explore the
energy transition’, below) – explore the speed
and shape of the energy transition out to 2050
and help to inform a resilient strategy for bp.
A new section in the 2025 Outlook uses
sensitivity analysis to discuss several key
issues affecting the energy transition,
including the possible implications of
increased geopolitical fragmentation and
sustained weakness in energy efficiency. Each
sensitivity analysis examined possible impacts
on the global energy system.
Scenarios for strategic
decision making
We use scenarios to inform strategy, manage
risk, and improve decision making.
Some of these scenarios are based on climate
and other policies currently in force, and on
current global aims and pledges around the
energy transition. Other scenarios are based
on achieving a certain pace or degree of
transition, and consider how the energy
system might change to achieve that.
In thinking about appropriate scenarios to
inform our strategy, we use both approaches.
How scenarios inform our strategy
The use of scenarios described in the 2025
Outlook, and those from other organizations,
aids our understanding of the energy
transition and helps us to think about how
different outcomes might impact our strategy.
The use of a broad range of scenarios to
inform our strategy supports our efforts to
make it robust and resilient to the range of
uncertainty we face.
By considering various time horizons we can
identify key milestones or signposts which
might emerge over the next five, 10 or 25 years
and inform our view of the key sources of
uncertainty affecting the global energy system.
We actively monitor changes in the
external environment and refresh or review
the scenarios as needed in response to
these signals.
For the purposes of testing the resilience
of our strategy to the range of uncertainty in
the energy transition, we have used scenarios
drawn from other credible sources such as the
International Energy Agency (IEA), the Network
for Greening the Financial System (NGFS) and
the UN Principles for Responsible Investment
(UN PRI) to compile a catalogue of scenarios
(our Transition Scenario Catalogue« ). These
include some scenarios considered by these
data providers to be consistent with 1.5°C and
well-below 2°C.
Read more on the Transition Scenario
Catalogue, our resilience analysis and the
outcome of that work on page 49.
How we create scenarios
We quantify the scenarios in the 2025 Outlook
using our global energy modelling system.
This comprises a suite of models to help us
understand the supply and demand dynamics
of the global energy system.

Two scenarios to explore the energy transition Carbon emissions Gt CO2ea
Current Trajectory	Below 2°

is designed to capture the broad pathway
along which the global energy system is
currently travelling. It places weight on climate
policies already in force and on global aims
and pledges for future decarbonization. At the
same time, it recognizes the myriad
challenges associated with meeting these
aims. CO2 equivalent (CO2e) emissions in
Current Trajectory peak in the mid-2020s and
by 2050 are around 25% below 2023 levels.

explores how different elements of the energy
system might change to achieve a substantial
reduction in carbon emissions (a net 90% fall
in CO2e emissions by 2050). It assumes a
significant tightening of climate policies
alongside shifts in societal behaviour and
preferences, which together support more
rapid adoption of low carbon energy alongside
faster gains in energy efficiency.

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

bp Energy Outlook 2025 bp.com/energyoutlook

8	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Our strategy
Our strategy helps bp compete and grow value as energy demand evolves and continues to grow, all in service of growing shareholder value and returns.

Growing upstream	Focusing downstream

Disciplined investment in transition

Growing the upstream: our oil and gas business
We are growing upstream production and cash flow through disciplined investment. We have a deep upstream resource base, and combined with disciplined investment criteria, we are well positioned to deliver medium and long-term organic growth.
Focusing the downstream:
our customers and products business
We continue to reshape the portfolio to focus on markets and businesses where we have advantaged and integrated positions. We are taking clear actions to drive improved performance, including addressing costs in our customers business, and improving operations in refining.
Investing with discipline in transition
We are investing with discipline: with selective investment in biogas, biofuels and EV charging, where we see strong demand growth;
adopting innovative capital-light partnerships in renewables; and
focusing investment on hydrogen and carbon capture projects to support us in decarbonizing our operations, and position us for growth through the next decade.
All while continuing to drive value through our
distinctive strengths in trading, technology
and partnerships.

Progress on our primary targets
We use four primary targets to measure our progress and how we are improving performance. These targets, alongside the guidance and financial frame (see page 18), support our strategy. Taken together, we believe our primary targets will underpin growth in the value of bp. Our progress in 2025 is set out below:
Nearest IFRS-equivalent measures
Primary targets	2025	Targets	2025
Adjusted free cash flow growth«		>20%[a] compound annual growth rate from 2024-27
Net debt«	$22.2bnb	$14-18bn by end 2027	$58.0bnb finance debt
Structural cost reduction«	$2.8bnc (cumulative since 2023)	$5.5-6.5bnd by end 2027	n/a
Return on average capital employed (ROACE)«	13.9%[e]	>16%[a] in 2027	0.1%[e] profit for 2025 attributable to bp shareholders divided by total equity at 31 December 2025

aThis is on a price adjusted basis that assumes a hypothetical price environment of $70/bbl Brent, $4/mmBtu Henry Hub, and $10.3/bbl refining indicator margin (all 2024 real) and assumptions about the impact of these marker prices on underlying replacement cost profit before tax.
bNet debt is a non-IFRS measure. The nearest IFRS equivalent measure is finance debt at the end of 2025. See Note 27 for more information.
cCumulative structural cost reduction since 2023, of which $2 billion in 2025 and $750 million in 2024. Structural cost reduction is decreases in underlying operating expenditure«. A reconciliation is provided on page 386.
dFollowing the outcome of the strategic review of Castrol, which resulted in the decision to divest a 65% shareholding, the $4-5 billion structural cost reduction target by end 2027, introduced at the February 2025 Capital Markets Update, has increased.
eReturn on average capital employed (ROACE) is a non-IFRS measure. The nearest IFRS measures of the numerator and denominator are profit for 2025 attributable to bp shareholders of $0.1 billion and total equity at the end of 2025 of $74.0 billion respectively. A reconciliation is provided on page 385.

bp Annual Report and Form 20-F 2025	9

Strategic report

Our strategy in action

Growing
upstream
In 2025 we advanced our upstream strategy
and delivered seven major project start-ups,
five of which were ahead of schedule. Start-ups
included GTA, in Mauritania and Senegal, Cypre
in Trinidad and Murlach in the UK North Sea. We
also announced 12 discoveries, including
Bumerangue in Brazil, our largest exploration
discovery in 25 years, plus further finds in Brazil,
Egypt, the Gulf of America, Libya and Trinidad,
as well as discoveries in Namibia and Angola
through Azule Energy, our 50-50 joint venture
with Eni.
In upstream oil and gas production, we achieved
our best wells reliability in years at 98% and
a record full-year plant reliability« at >96%%.
Our proved reserves replacement ratio« was
90% – up from an average of around 50% in the
prior two years.

In April we announced a Miocene oil discovery at
the Far South prospect in Green Canyon Block
584, 120 miles off the coast of Louisiana. Drilled
to 23,830 feet in 4,092 feet of water, the
discovery signals potentially commercial
volumes and helps to strengthen our
upstream portfolio.
In August we announced the start-up of the
Argos Southwest Extension project,  seven
months ahead of schedule. From appraisal to
first oil, the project was developed in about 25
months – a record for bp. Argos has a gross
production capacity of up to 140,000 barrels of
oil per day (boe/d).
In December the development programme for
the Karabagh field in the Caspian Sea, offshore
Azerbaijan, was approved by the management
committee (joint venture) and subsequently by
State Oil Company of the Azerbaijan Republic
(SOCAR) as the State representative. Seismic
acquisition commenced thereafter.
We also completed the divestment of the
Culzean gas field in the UK North Sea to NEO
Next in December.
Image: Argos Southwest Extension project, US

Read more on page 28-33

Focusing
downstream
2025 was also a strong year for the downstream,
delivering a significant step up in performance.
We achieved around $1.6  billion in cumulative
structural cost reductions« (2024-25) and
sustained refinery availability« above 96%,
strengthening commercial performance across
refining, trading, midstream and fuels.
Customers reported its highest underlying RC
profit before interest and tax« since 2019, with
growth across all businesses.
As we continue streamlining our portfolio, in
2025 we reached an agreement to sell a 65%

stake in Castrol, completed the sale of the
Netherlands mobility, convenience and bp pulse
businesses, and announced plans to sell the
Gelsenkirchen refinery and the Austria retail
business.
As part of our broader retail network high-
grading programme, in 2025 we exited around
5% of our company owned retail sites«,
supporting our plan to exit around 10% by 2027.
In EV charging, we are focusing investment on
four core markets and utilising our retail
network to maximise returns.
Image: Rotterdam refinery, Netherlands

Read more on page 34

Disciplined
investment in
transition
We focused our low carbon energy portfolio in
2025, prioritizing investment choices that deliver
value for shareholders.
We formed JERA Nex bp, a 50:50 offshore wind
joint venture between JERA and bp. The new
joint venture brings together each parties’
complementary expertise for a balanced mix of
operating assets and development projects.

We sold our US onshore wind business to
LS Power. And we continued to manage the
pace of investment in biogas and refine and
high-grade our hydrogen and carbon, capture
and storage (CCS) portfolio. This included
decisions not to progress H2Teesside and to
end participation in projects in Oman, Australia
and the US Gulf Coast. In 2025 we focused on
delivering four sanctioned projects in 2024:
Lingen green hydrogen project, Castellón
green hydrogen project, the Northern
Endurance Partnership (NEP), and Net Zero
Teesside Power (NZT) – and the UCC project
in Indonesia.

Read more on page 28

Delivering operational value
From predictive analytics to seismic imaging,
we are applying technological solutions to
deliver operational value. In our upstream,
technology has helped to lift plant reliability
to 96.1%. Advances in seismic imaging are
helping us explore more accurately,
contributing to one of our best recorded
years for exploration with 12 new discoveries,
including through our joint ventures. And
digital tools such as our asset and wells
trajectory optimizer (AWTO) help plan safe
routes from the surface to the reservoir in
days instead of weeks or months.

Digital-led marketing
transformation
As part of our global marketing
transformation programme, we
consolidated 19 digital platforms into
six and activated a global marketing and
communications hub in Mumbai in 2025.
The programme also includes deploying
AI-driven technology to develop investment
insights in more than 40 markets and
tools to support segmentation and
personalization. These changes have
helped to streamline operations,
accelerate delivery, and strengthen
customer engagement.

10	bp Annual Report and Form 20-F 2025	« See glossary on page 375

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
The Paris goals, which we support, were
restated in the Global Mutirão at COP30 in
Belém in November 2025.
We believe the world is on an unsustainable
path, and the carbon budget to meet the Paris
goals is running out.
bp’s strategy is informed by these
considerations. It is designed to create long-
term value for shareholders, while enabling
delivery of our net zero ambition. It is tested
for resilience to the uncertainty of the energy
transition across many different potential
pathways, including various Paris-consistent
pathways.
In the bp Annual Report and Form 20-F 2021
we set out, based on three key principles, why
the board considers our strategy to be
consistent with the Paris goals. Here we set
out, on the same three grounds, why the board
continues to consider this to be the case.
Informed by Paris-consistent energy
transition scenarios
The speed and nature of the energy transition
are uncertain, and so we consider a range of
scenarios from multiple sources including the
bp Energy Outlook 2025 (see page 7) to
develop and test our strategic thinking. This
helps to reinforce our confidence in the
robustness and resilience of our strategy to
the range of uncertainty we face.
We are confident that our approach is science
based. We see the Intergovernmental Panel on
Climate Change (IPCC) as the most
authoritative source of information on the
science of climate change, and we use it and
other sources such as the IEA World Energy
Outlook to inform our strategy. The IPCC
highlights that there are a range of global
pathways by which the world can meet the
Paris goals, with differing implications for
regions, industry sectors and sources
of energy.
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
In our climate-related financial disclosures on
page 49, we describe how we have conducted
an analysis to test our view of the resilience of
our strategy, based on the Capital Markets
Update presented on 26 February 2025 (and
the financial frame presented with bp’s fourth-
quarter and full-year 2025 results on 10
February 2026), to different climate-related
scenarios.
For the purposes of testing the resilience
of our strategy to the range of uncertainty in
the energy transition, we have used scenarios
drawn from other credible sources such as the
International Energy Agency (IEA), the Network
for Greening the Financial System (NGFS) and
the UN Principles for Responsible Investment
(UN PRI) to compile a catalogue of scenarios
(our Transition Scenario Catalogue« ). These
include scenarios considered by these data
providers to be consistent with well-below 2°C
and 1.5°C outcomesa.
As further explained on page 50, while the
results of any such analysis must be treated
with caution overall, this resilience test again
reinforced our confidence in the continued
resilience of our strategy to a wide range of
ways in which the energy system could evolve
throughout this decade, including in scenarios
consistent with limiting temperature rise
to 1.5°C.
The analysis also again highlighted that, while
within the Transition Scenario Catalogue
lowest oil prices are associated with 1.5°C
scenarios, there is considerable uncertainty –
demonstrated by the range within, and overlap
between, the prices indicated for each
scenario family.
In the Transition Scenario Catalogue used for
the analysis, while the lowest oil price is
associated with a 1.5°C scenario, a number of
the 1.5°C and well-below 2°C scenarios have oil
prices in 2030 that are substantially higher
than this – and when compared to bp’s own
central case oil price planning assumption for
2030, the oil price in a number of the well-
below 2°C and 1.5°C scenarios is also higher.
Taking this into account, the analysis
supported our belief that our strategy is
financially resilient against the lowest prices
associated with a Paris-consistent world in the
Transition Scenario Catalogue. This in turn
supports our view that our strategy is resilient
to such a Paris-consistent world.
aOur 2025 analysis used data from our Transition Scenario Catalogue« which is based on the WBCSD Climate Scenario Catalogue version 3.0, published on 16-05-2024 and downloaded on
13-11-2024, with updates made for scenario updates subsequently published by relevant underlying data providers – such as IEA, UN PRI and NGFS. For more details on this see page 54.

bp Annual Report and Form 20-F 2025	11

Strategic report

Contributes to net zero
We believe that our strategy enables bp to
make a positive contribution to the world
achieving net zero greenhouse gas (GHG)
emissions and meeting the Paris goals –
outcomes which we believe to be in the
best interests of bp as well as beneficial to
society generally.
We continue to see opportunity in the energy
transition – and there are many ways bp can
contribute to the world getting to net zero
outside of our aims to be net zero across our
operations and sales by 2050 or sooner.
In addition to our transition businesses« such
as Archaea Energy and bp bioenergy, we aim
to make a meaningful contribution to the
world getting to net zero through investing
with discipline in low carbon energy in ways
that are capital light for bp. These investments
are not readily quantifiable by metrics
associated with bp’s net zero aims. Examples
of investments:
•Lightsource bp operates with a develop,
engineer, construct and farm-down
business model that creates value through
selling majority interests in assets it has
developed to strategic partners. Our net
zero aims only recognize the impact of
power when we sell it, rather than the
power produced by assets we have
farmed down.
•In 2025 JERA and bp completed the
formation of JERA Nex bp, a 50:50-owned
joint venture (JV), see page 9. The
development of renewable power
generation often helps to displace more
carbon intensive alternatives and thus
supports decarbonization of the
power grid.
•In 2025 in the UK, bp and partners
continued to develop the Net Zero
Teesside Power (NZT Power) and Northern
Endurance Partnership (NEP) projects.
The NZT and NEP projects have started
construction on-site, with commercial
operations expected in 2028. Once fully
operational NZT will have the ability to
capture up to 2 million tonnes of CO2 per
annum for storage via the NEP storage
infrastructure which is sized for an initial
4 million tonnes of CO2 per annum within
the East Coast Cluster, with the ability
to expand in the future. Where CO2 is
transported offshore for permanent
storage on behalf of other entities (such
as local heavy industries), this will not
show up in bp’s GHG metrics.
We also support collective action through
participation in external initiatives, low carbon
collaboration and support for others in their
own decarbonization efforts. We seek to use
the company’s influence with trade
associations that conduct climate-related
advocacy.
As part of our broader advocacy efforts in
connection with bp’s strategy, we continue to
advocate for well-designed policies that
enable an energy transition consistent with the
goals of the Paris Agreement.
Helping policymakers to design and put in
place scalable low carbon policies that
support the transition to net zero can help
deliver our strategy and capitalize on the
opportunities associated with the world
achieving the Paris goals, but the benefit of
such actions, if successful, extends well
beyond any implications for bp’s own GHG
metrics. That is because well-designed low
carbon policies can advance the
decarbonization of a whole economy –
something of potentially greater impact than
a single company can achieve through its
own portfolio.

Responding to shareholder interest in Paris consistency
In 2019 the board recommended that shareholders support a special resolution requisitioned by
Climate Action 100+ (CA100+) on climate change disclosures. The CA100+ resolution passed with more than 99% of votes cast. This is the seventh year we have included responses throughout the Annual Report and we have adopted a similar approach to previous years.
The CA100+ resolution, which includes safeguards such as protections for commercially confidential and competitively sensitive information, is on page 376. Key terms related to this resolution response are indicated with « and defined in the glossary on page 376. These should be reviewed with the following information:

Element of the CA100+ resolution	Related content	Where
Strategy that the board considers in good faith to be consistent with the Paris goals.	Our strategy and business model	8 & 12
	Pursuing a strategy that is consistent with the Paris goals	10
How bp evaluates each new material capex investment« for consistency with the Paris goals and other outcomes relevant to bp strategy.	Our investment process	20
Disclosure of bp’s principal metrics and relevant targets or goals over the short, medium and long term, consistent with the Paris goals.	Key performance indicators	14
	Sustainability: net zero aims and targets	37
	See ‘TCFD Metrics & Targets’ for an overview	54
Anticipated levels of investment in: (i) Oil and gas resources and reserves. (ii) Other energy sources and technologies.	Our strategy	8
	Financial frame: disciplined investment allocation	18
	Transition business« investment	21
bp’s targets to promote operational GHG reductions.	Sustainability: net zero« aims	37
Estimated carbon intensity of bp’s energy products and progress over time.	Sustainability: net zero sales aim«	38
Any linkage between above targets and executive pay remuneration.	Directors’ remuneration report	91
	2025 annual bonus outcome	99
	2026 remuneration policy	106

12	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Our business model
An integrated energy company
We believe we have a world-class portfolio – a top-tier oil and gas business in attractive basins, and leading integrated positions and brands across the value chain. All underpinned by distinctive capabilities in trading, technology and partnerships.

Read more about our strategy, page 8

People and resources[a]	Our organization

61
countries of operation
93,700
employees
~11,300
engineers
$14.5bn
capital expenditure«
$274m
invested in research
and development
2,958
granted and pending patent
applications held by bp and its
subsidiaries
6,191mmboe
proved hydrocarbon
reserves for the group[b]
>110 years
energy sector experience
a  Data as at 31 December 2025.
b  On a combined basis of subsidiaries and
equity-accounted entities. See page 248
for more information on bp’s oil and
gas reserves.

We have three main businesses –
gas & low carbon energy, production &
operations, and customers & products –
enabled by supply, trading & shipping
and technology.
And three teams serve as enablers of
business delivery: finance; legal; and
people, culture & communications.

Enabled by

Supply, trading & shipping
Connects energy producers, suppliers,
markets and customers to keep
energy flowing and help build out
tomorrow’s energy system.
Image: Traders at our Canary Wharf office, London, UK

bp Annual Report and Form 20-F 2025	13

Strategic report

Delivering value for stakeholders

Gas & low carbon energy
Combining and integrating our existing natural gas
capabilities with power trading and growth in low
carbon businesses and markets (see page 28).
Production & operations
The operational heart of bp, producing the
hydrocarbon energy and products the world wants
and needs – safely and efficiently (see page 31).
Customers & products
Innovating with new business models and service
platforms to deliver the future of mobility, energy
and services for our customers (see page 34).

Investors and shareholders
$5.1bn
total dividends distributed to bp
shareholders (2024 $5.0bn)
Employees
66%
employee engagement score[c]
(2024 70%)
Customers
1,113mb/d
retail fuel volumes« (2024 1,125mb/dd)
Society
$64m
supporting additional initiatives
to benefit communities (2024 $76m)
Governments and regulators
$8.3bn
corporate income and
production tax paid (2024 $10.6bn)
Partners and suppliers
$142.5bn
in payments to suppliers
for goods and services (2024 $146.6bn)
c  As a result of changes to the question set and the
inclusion of employees from our retail business in
the 2025 Pulse survey, the engagement score for
2025 is not comparable with prior years.
d  2024 baseline adjusted for portfolio changes to
show underlying trend.

Technology Drives digital and innovations with our science, engineering and digital capabilities. Image: Colleagues at our Rotterdam refinery, Netherlands

14	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Key performance indicators
We assess the performance of the group across a wide range of measures and indicators that are consistent with our strategy.
In addition to our four financial primary targets, as described on page 8, our key performance indicators (KPIs) set out the metrics that help the board and leadership team assess bp’s performance. Our leadership team uses all these measures to evaluate operating performance and inform its financial, strategic and operating decisions.
Financial

Total shareholder return (%) ●

2025	24.4 16.7
2024	(11.9) (11.0)
2023	5.9 2.6
2022	36.9 50.1
2021	36.4 36.4

ADS basis Ordinary share basis

Total shareholder return (TSR) represents the
change in value of a bp shareholding over a
calendar year (American Depositary Share
(ADS) in USD, ordinary share in GBP). It
assumes that dividends are reinvested to
purchase additional shares at the closing
price on the ex-dividend date.
2025 performance
Improved TSR reflects year-on-year growth
in dividend per share and an increase in the
share price.
Operational

Oil and gas production (mboe/d)

2025	2,312
2024	2,358
2023	2,313
2022	2,253
2021	2,218

Oil and gas production tracks how our projects
are helping grow our business. We report
production of crude oil, condensate, natural
gas liquids (NGLs), natural bitumen and natural
gas on a volume per day basis for our
subsidiaries and equity-accounted entities.
Natural gas is converted to barrels of oil
equivalent at 5,800 standard cubic feet of
natural gas = 1 boe.
2025 performance
2025 reported production was down
compared with 2024 mainly due to the
divestments in Egypt and Trinidad in the fourth
quarter of 2024 and base decline, partly offset
by major projects« start-ups and growth in
bpx energy.

Upstream unit production costs ($/boe)

2025	6.28
2024	6.17
2023	5.78
2022	6.07
2021	6.82

The upstream unit production cost is
calculated as production cost divided by units
of production. Production cost does not
include ad valorem and severance taxes. Units
of production are barrels for liquids« and
thousands of cubic feet for gas. Amounts
disclosed are for bp subsidiaries only and do
not include bp’s share of equity-accounted
entities.
2025 performance
Unit production costs was slightly higher,
mainly due to portfolio mix.

Key
●	Used for remuneration policy
TCFD	TCFD Recommendations and Recommended Disclosures
Remuneration To help align the focus of the bp leadership team and executive directors with the interests of our shareholders, certain measures are used for executive remuneration.
Directors’ remuneration report, page 91

bp Annual Report and Form 20-F 2025	15

Strategic report

Upstream« plant reliability (%)

2025	96.1
2024	95.2
2023	95.0
2022	96.0
2021	94.0

bp-operated upstream plant reliability is
calculated taking 100% less the ratio of total
unplanned plant deferrals divided by installed
production capacity, excluding non-operated
assets and bpx energy. Unplanned plant
deferrals are associated with the topside plant
and, where applicable, the subsea equipment
(excluding wells and reservoirs). Unplanned
plant deferrals include breakdowns, which
does not include Gulf of America weather-
related downtime.
2025 performance
Delivered our record upstream plant reliability
in 2025.

Refining availability (%)

2025	96.3
2024	94.3
2023	96.1
2022	94.5
2021	94.8

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
2025 performance
2025 refining availability was the best availability
on record at 96.3%, driven by strengthened
maintenance programmes, enhanced digital
monitoring and improved outage recovery.
Compared with 2024, it reflected improved
reliability and notably the absence of the
Whiting refinery power outage.

Refining throughputs (mb/d)

2025	1,440
2024	1,394
2023	1,411
2022	1,504
2021	1,594

Refinery throughputs are based on the
quantity of crude and condensate processed
per day. It represents the actual volume fed
into the refinery’s distillation units.
2025 performance
Refining throughputs in 2025 increased
compared with 2024, reflecting the absence of
the Whiting refinery power outage in 2024.

16	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Key performance indicators continued
Safety and non-financial

Tier 1 and 2 process safety events«ab ●

2025	27
2024	38
2023	39
2022	50
2021	62

Tier 1 process Tier 2 process safety events safety events
We track tier 1 and tier 2 events and report the
aggregated outcome. Tier 1 events are losses
of primary containment from a process of
greatest consequence – causing harm to a
member of the workforce, damage to
equipment from a fire or explosion, a
community impact or exceeding defined
quantities (per API RP 754 tier 1 definitions). Tier
2 events are those of lesser consequence (per
API RP 754 tier 2 definitions).
2025 performance
Our combined tier 1 and tier 2 process safety
events (PSEs) have decreased for the last 12
years, apart from in 2019. In 2025 there were
27 PSEs, down from 38 in 2024. Tier 1 events
increased to five (2024 three) and
tier 2 events decreased to 22 (2024 35),
see page 55.

Reported recordable injury frequency«[a]

2025	0.234
2024	0.297
2023	0.274
2022	0.187
2021	0.164

Reported recordable injury frequency (RIF)
measures the number of reported work-
related employee and contractor incidents
that result in a fatality or injury per 200,000
hours worked.
2025 performance
In 2025 our RIF decreased by 21%. This
reduction is encouraging, but we know we
must continue improving our safety
performance, including through applying the
IOGP Life-Saving Rules and our Safety
Leadership Principles. For more on safety,
see page 55.

Women in group leadershipcd (%)

2025	37
2024	35
2023	34
2022	33
2021	32

Our people are crucial to delivering our
purpose and strategy. We aim to recruit
talented people with diverse perspectives,
backgrounds, skills and experiences, invest
in their development and promote an
inclusive culture.
Each year we report the percentage of women
in group leadership.
2025 performance
The percentage of women in group leadership
increased to 37% in 2025, continuing an
upward trend over the previous five years.

Employee engagementce (%)

2025	66
2024	70
2023	73
2022	70
2021	64

We conduct a Pulse annual employee survey
to understand and monitor levels of
employee engagement and identify areas
for improvement.
2025 performance

Key
●	Used for remuneration policy
TCFD	TCFD Recommendations and Recommended Disclosures
The 2025 Pulse annual survey, which ran in
September, saw our engagement score
decrease. The results reflect the significant
organizational changes happening across bp.
We continue to build engagement plans based
aExclusions to safety metrics – tier 1 and 2 process safety events and recordable injuries may occur in entities that have been recently acquired or where bp has recently taken full ownership have been granted a deviation from specific reporting requirements in bp’s Operating Management System (OMS)★ for an initial transitional period. As such, data from
Archaea Energy, TravelCenters of America, Lightsource bp, bp bioenergy, X Convenience and new Eagle Ford assets in bpx energy are not included in 2025 reported data.
bThe metric includes reported PSEs occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and joint ventures where bp is the operator. In some cases, we may also provide information about some joint venture activities where bp is not the operator.
cRelates to bp employees.
dGroup leaders are our most senior leaders. Their roles include operational, functional and regional leadership.
eAs a result of changes to the question set and the inclusion of employees from our retail business in the 2025 Pulse survey, the engagement score for 2025 is not comparable with prior years.
on survey feedback and on real-time updates
from our monthly snapshot, Pulse live, see
page 57.

bp Annual Report and Form 20-F 2025	17

Strategic report

GHG emissionsabcde – operational control (MtCO2e) ● TCFD

2025	34.3
2024	33.6
2023	32.1
2022	31.9
2021	35.6

Scope 1 (direct) Scope 2 (indirect) emissions emissions
We report Scope 1 and Scope 2 greenhouse
gas (GHG) emissions material to our business
on a carbon dioxide-equivalent basis. This KPI
comprises Scope 1 (from running the assets
within our operational control boundary) and
Scope 2 (associated with importing electricity,
heating and cooling that is bought in to run
those operations) data covered by our net zero
operations« aim (to be net zero« across our
operations by 2050 or sooner). It comprises
100% of Scope 1 and 2 emissions or activities
within bp’s operational control boundary.
2025 performance
In 2025 our combined Scope 1 and 2 emissions
increased due to growth in our portfolio and
project start-ups. Scope 1 (direct) emissions
were 33.7MtCO2ede – an overall increase from
32.8MtCO2e in 2024.
Of these Scope 1 emissions, 32.8MtCO2e were
carbon dioxide and 0.9MtCO2e were from
methane. In 2025 our Scope 2f (indirect)
emissions decreased by 0.1MtCO2e, to
0.7MtCO2e, compared with 2024, see page 37.
Basis of calculationb
bp’s reported GHG emissions include methane
(CH4) and carbon dioxide (CO2). Other GHGs
are not included as they are not material to our
operations. CH4 emissions are converted to
CO2 equivalent using the 100-year global
warming potential recommended by the
Fifth Assessment Report (AR5) of the
Intergovernmental Panel on Climate
Change (IPCC).
Data are required to be submitted into the bp
group reporting tool in accordance with bp’s
Operating Management System« (OMS)
requirements, broadly following the GHG
Protocol Corporate Standard and the Ipieca
Petroleum Industry Guidelines for Reporting
Greenhouse Gas Emissions 2nd Edition, May
2011. The responsibility for quantifying and
submitting GHG emissions for reporting is
assigned to individual bp facilities and
business departments, which are termed
reporting units (RUs).

Methane intensityag (%) TCFD

2025	0.04
2024	0.07
2023	0.05
2022	0.05
2021	0.07

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
2025 performance
Our methane intensity was 0.04% in 2025. and
the methane emissions from our upstream
operations used to calculate this intensity
were 25kt (2024 46kt), see page 38.
Basis of calculationb
All operated upstream assets report methane
(CH4) emissions on a 100% basis, including
emissions from operated upstream oil and gas
and also includes terminals and LNG facilities.
Marketed gas production: all upstream gas
reaching a market from bp-operated upstream
assets, whether or not this is bp-owned
product, and includes gas production from
natural gas wells and associated gas from oil
production wells. Throughput from bp-
operated oil and gas terminals is excluded to
avoid double counting despite their associated
CH4 emissions being included in the metric.
CH4 data are required to be submitted into the
bp group reporting tool, in accordance with
aThese are our KPIs for the purposes of our disclosures pursuant to the UK CFD Regulations 2022 and Section 414CB (2A) (h) of
the Companies Act 2006.
bIncluded as part of disclosures pursuant to the UK CFD Regulations.
cTotal (100%) Scope 1 (direct) GHG emissions from source activities operated by bp or otherwise within bp’s operational control boundary. bp’s reported GHG emissions include CH4 and CO2.
dDue to rounding some totals may not agree exactly to the sum of their component parts..
e In 2025 bp made an adjustment to the operational control boundary for Scope 1 and 2 GHG emissions. This means certain operations, assets or sources which were previously included such as power generation on contractor-operated drilling rigs are now excluded. This change has a less than 1% impact on reported operational emissions. For more information on the scope of bp’s operational control boundary see bp.com/basisofreporting.
fScope 2 emissions on a market basis, covered by bp’s net zero operations aim.
gPrior to 2024 these emissions were calculated using a different methodology and therefore the methane intensity reported in those years and calculated using that data does not directly correlate to progress towards delivering the 2025 target. Prior year data is provided for information purposes, and we do not seek to directly compare prior years.
OMS requirements, broadly following the GHG
Protocol Corporate Standard and the Ipieca
Petroleum Industry Guidelines for Reporting
Greenhouse Gas Emissions 2nd Edition, May
2011. The responsibility for quantifying and
submitting CH4 emissions for reporting is
assigned to individual bp facilities and
business departments (RUs).

18	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Our financial frame
Strengthening the balance sheet to
manage and grow the business
Our financial frame sets out how we allocate the cash we generate to deliver dividends to shareholders, strengthen our balance sheet and invest with discipline to grow the value of bp.
Dividend
The resilient dividend is our first capital
allocation priority. For the second quarter
2025, our dividend per ordinary share
increased by 4% from 8.000 to 8.320 cents.
Based on our current forecasts and subject to
the board’s discretion each quarter, the
dividend is expected to increase by at least 4%
per ordinary share a year.
Strengthening the balance sheet
We are committed to strengthening the
balance sheet and continue to target
improving credit metrics within an ‘A’ grade
credit range. We reiterate our primary target
for net debt« of $14-18 billion by the end
of 2027.
During 2025, finance debt decreased from
$59.5 billion to $58.0 billion and net debt
decreased from $23.0 billion to $22.2 billion.
When considering our capital structure, we
also look at other instruments including hybrid
bonds and securities or obligations such as
leases and Gulf of America settlement
liabilities. At year-end 2025 the total of net
debt, hybrid bonds and securities, leases and
Gulf of America settlement liabilities was
$57.8 billion.
Following a decision by the board at the fourth
quarter 2025 results announcement to
suspend share buybacks, excess cash« will
now be fully allocated to the balance sheet, in
service of optimizing financing costs and to
accelerate strengthening of the balance sheet.
Disciplined investment
We will continue to invest with discipline,
driven by value, and focused on delivering
returns.
Investment is allocated across our businesses
based on a set of criteria that balances
strategic alignment, hurdle rates, volatility,
integration value, sustainability and risk
(see page 22).
In 2025 capital expenditure« was $14.5 billion.
We expect capital expenditure to be $13.0-13.5
billion in 2026. This includes expenditure on
inorganic opportunities. We believe this level
of capital expenditure supports progressively
growing earnings per ordinary share in the
long term.
Share buybacks
We announced share buybacks of $2.25 billion
for 2025 and shareholder distributions,
comprising dividends and buybacks, were
around 30%b of our 2025 operating
cash flow«.
At the fourth quarter 2025 results in February
2026, the board decided to suspend share
buybacks and fully allocate excess cash to
accelerate strengthening of the balance sheet,
optimizing financing costs and improving
cash flow.

Our financial frame

Shareholder distributions	Balance sheet	Capital expenditure

Resilient dividend Expect annual increase of the dividend per ordinary share of at least 4%[a]	$14-18bn Net debt target by end 2027	$13.0-13.5bn in 2026

	‘A’ range credit metrics through cycle	Disciplined investment allocation, assessed against a set of balanced criteria

aShareholder distribution decisions, including dividends and share buybacks, are subject to board discretion, taking into account factors including, but not limited to, current forecasts and credit metrics.
bIncludes all share buybacks and dividends announced for 2025. The dividend announced for the fourth quarter 2025 amount is estimated.

bp Annual Report and Form 20-F 2025	19

Strategic report

Our investor proposition: a  simpler,  stronger  and more valuable bp
As we reflect on our progress in 2025 and look forward to the future, we are aligned around our conviction in bp’s potential to grow significant long-term shareholder value and we are in action to simplify and strengthen the company.

Strong operational performance	Strengthening the balance sheet	Improving capital discipline	Driving to top quartile on costs	Growing cash flow and returns

A simpler bp
Continuing to focus on high grading
the portfolio.
Record asset uptime; exploration
success; focusing downstream;
seven project start-ups;
driving deeper and faster on
cost and capital efficiency.
Performance interventions
delivered in 2025, giving us strong
momentum into 2026.
A stronger bp Fully allocate excess cash« to the balance sheet. Target to reduce net debt« to $14-18 billion by end 2027. Target $5.5-6.5 billion[a] of structural cost reductions« by end 2027.
A more valuable bp
Target of >20%[b] CAGR adjusted free
cash flow growth« from 2024-2027
and expected progressive dividend
growth of at least 4%[c] per annum.
Group ROACE« target of >16%[b] by
end 2027.
Deep upstream resource base
combined with disciplined
investment criteria – well positioned
to deliver medium and long-term
organic growth.

All underpinned by our commitment to safety in everything we do.

Our strategy and primary targets, page 8
2026 guidance

	2026 guidance	2025 actual
Upstream reported production (guidance is both reported and underlying production«)	Reported production to be slightly lower/underlying production to be broadly flat compared with 2025	2.3mmboe/d
Total capital expenditure«	$13-13.5bn, weighted to the first half	$14.5bn
Depreciation, depletion and amortization	Broadly flat compared with 2025	$17.8bn
Divestments and other proceeds[d]	$9-10bn, including approximately $6bn from the announced Castrol transaction, all significantly weighted to the second half	$5.3bn
Gulf of America oil spill payments[e] (pre-tax)	Around $1.6bn pre-tax, of which $0.4bn in the first quarter and $1.1bn in the second quarter	$1.2bn
Other businesses & corporate underlying annual charge	Around $1bn	$0.6bn
Underlying effective tax rate«	Around 40%[f]	42%[g]
aFollowing the outcome of the strategic review of Castrol, which resulted in the decision to divest a 65% shareholding, the $4-5 billion structural cost reduction target by end 2027, introduced at the
February 2025 Capital Markets Update, has increased.
bThis is on a price adjusted basis that assumes a hypothetical price environment of $70/bbl Brent, $4/mmBtu Henry Hub, and $10.3/bbl refining indicator margin (all 2024 real) and assumptions about the impact of these marker prices on underlying replacement cost profit before tax.
cShareholder distribution decisions, including dividends and share buybacks, are subject to board discretion, taking into account factors including, but not limited to, current forecasts and credit metrics.
dDivestment proceeds are disposal proceeds as per the group cash flow statement. See page 26 for more information on divestment and other proceeds.
eSee Financial statements – Note 22 for more information on payables related to the Gulf of America oil spill.
fUnderlying effective tax rate is sensitive to the impact that volatility in the current price environment may have on the geographical mix of the group’s profits and losses.
gNon-IFRS measure and its nearest IFRS equivalent measure for 2025 is effective tax rate of 83%.
The guidance above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 362.

20	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Our investment process
How we use price assumptions
Our price assumptions are used for our
investment appraisal processes. They are also
used to inform decisions about internal
planning and for value-in-use impairment
testing of assets for financial reporting.
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
From February 2025 until January 2026, we
held our key investment appraisal price
assumptions constant at the levels set out in
the bp Annual Report and Form 20-F 2024. For
relevant investment cases assessed from
February 2026, we have applied and plan to
apply the prices shown in the key investment
appraisal assumptions table (right) for our
central price case. Brent oil and Henry Hub gas
assumptions average around $67/bbl and
$4.4/mmBtu respectively (2024 $ real) from
2026 to 2050.
We consider these prices to be broadly
consistent with a range of transition paths
compatible with meeting the Paris goals, but
they do not correspond to any specific Paris-
consistent scenario. We also consider a
range of other price assumptions in
investment appraisals, including product
and market-specific prices relevant to
individual investment cases.
We apply carbon prices rising from $67/tCO2e
in 2026 to $135/tCO2e in 2030 and $200/
tCO2e by 2050 (2024 $ real) in certain cases
(see box, right).
Impairment testing
Our best estimate of future prices for use in
value-in-use impairment testing continues to
be based on our investment appraisal price
assumptions, with quarterly review of near-
term prices to confirm that the assumptions
appropriately reflect any changes to
expectations due to short-term market trends.
Impairment price assumptions were held
constant in 2025 at the levels disclosed in the
bp Annual Report and Form 20-F 2024 until
the fourth quarter, when the updated
investment appraisal price assumptions
shown below were used for value-in-use
impairment testing.

Key investment appraisal assumptions[a] TCFD
2024 $ real	2030	2040	2050
Brent oil ($/bbl)	70	67	60
Henry Hub gas ($/mmBtu)	4.1	4.5	4.5
Refining indicator margin (RIM)[b]« ($/bbl)	12.0	8.5	5.0
In addition to the prices shown we also test whether investments meet our return expectations (see page 22) using $60/bbl Brent oil price series.

Carbon price TCFD
2024 $ real	2030	2040	2050
Carbon ($/tCO2e)	135	175	200
a    The values in the table represent the central case.
b    The disclosed RIM assumptions in the table exclude carbon pricing impacts and assume a normalized cost of renewable identification numbers (RINs).

For investment appraisal, potential future
operational emissions costs that may be borne
by bp as a result of an investment are included
as bp costs, as described in the box below
(generally without assuming incremental
revenue associated with those emissions), in
order to incentivize engineering solutions that
reduce operational carbon emissions from
projects. For the treatment of emission cost
assumptions in value-in-use impairment
testing, see Financial statements – Note 1.

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

Key
TCFD	Information that supports TCFD Recommendations and Recommended Disclosures in relation to Metrics and Targets

bp Annual Report and Form 20-F 2025	21

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
Investments follow an integrated stage-gate
process designed to enable our businesses
to choose and develop the most attractive
investment cases. A balanced set of
investment criteria are considered (see
page 22). This allows for the comparison and
prioritization of investments across a diverse
range of business models.
The governance framework specifies that
proposed investments are evaluated using
relevant assumptions, including carbon prices
for projected operational emissions where
applicable. It also sets out requirements for
assurance by functions independent of the
business before a final investment decision
(FID) is taken.
Our investment framework also includes
processes to review investment outcomes.
During construction, and for two years after
start-up, major project investments are
included in an annual effectiveness of
investment review, which tracks investments’
delivery against the assumptions used in their
investment cases. Key findings are shared with
the board. Around two years after completion,
investments above defined financial
thresholds also prepare a post project
evaluation to share lessons learned across bp
businesses – including reviews of strategic,
commercial, and technical assumptions,
decisions, and delivery.
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
bp’s evaluation of the consistency of such
investments with the Paris goals was
undertaken by the RCM for new material capex
investments sanctioned in 2025 (see page 23).
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

Transition business investment
bp set out anticipated investment in transition
businesses« through to 2027 as part of our
reset strategy in February 2025. This
investment was $2.3 billion in 2025 including
$0.8 billion of inorganic spend.
EV charging: In EV charging, we are focusing
investment in four core markets – Germany,
UK, China and the US, with joint ventures in the
Iberian region and India. We are utilizing our
retail network to maximise returns. And we
opened new ultra-fast« charging hubs at
major airports in the US.
Bioenergy: We completed the commercial
integration of bp bioenergy, including the final
deferred capital payment. We continued to
scale biofuels but allocated capital only where
projects are economically robust and aligned
with demand progression. Consistent with this
approach, we took the decision to stop further
work on the development of a standalone
biofuels production (HEFA) facility at our
Rotterdam refinery in the Netherlands. In
January 2026, we also announced the launch
of Etlas, a new 50:50 joint venture with
Corteva to produce oil from crops for use in
the production of biofuels such as sustainable
aviation fuel (SAF) and renewable diesel (RD),
see page 35.
Our biogas business, Archaea Energy,
continued its growth, starting up eight new
renewable natural gas (RNG)« landfill plants
in 2025.
Low carbon energy: We focused our low
carbon energy portfolio, prioritizing
investment choices that deliver value for
shareholders. In December we completed the
sale of our US onshore wind business, bp Wind
Energy, to LS Power. And we formed JERA Nex
bp, a 50:50 joint venture between JERA and
bp, focused on offshore wind development,
ownership and operations, see page 9.
Hydrogen and carbon capture and storage
(CCS): We continued to refine our portfolio,
including the decisions not to progress
H2Teesside and to end our participation in
projects in Oman, Australia and the US Gulf
Coast. In 2025 we focused on delivering four
projects sanctioned in 2024: Lingen green
hydrogen« project, Castellón green hydrogen
project, the Northern Endurance Partnership
(NEP), and Net Zero Teesside Power (NZT).

22	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Our investment process continued
Balanced investment criteria
All investment cases must set out their
investment merits and are considered against
a set of six balanced investment criteria –
although investment decisions may also take
other factors into account as appropriate. This
standardized approach is intended to create a
level playing field for decision making and
allows portfolio-wide comparisons of
investment cases. The decision to endorse an
investment based on the information provided
represents our evaluation that it is consistent
with what the 2019 CA100+ resolution« refers
to as “a range of other outcomes relevant to
bp’s strategy”.
The six balanced investment criteria are:
Strategic alignment: For all investment cases,
we consider whether the investment supports
delivery of our strategy, including our net zero
aims. We also assess if the investment case
involves distinctive capability that bp has, or
intends to develop, and whether it adds to an
existing ‘scale’ business within the portfolio or
could help us create one.
Safety and risks: For all investment cases, we
provide an assessment of the key risks to the
investment that have a significantly higher
probability than usual or have a significantly
greater impact (relative to the size of the
project) were they to occur. Safety risk
management at bp is underpinned by our
Operating Management System« (OMS), which
is designed to help us sustainably deliver safe,
reliable and compliant bp operations.
Sustainability: For all investment cases,
we consider how any proposed business
opportunity is connected to the energy
transition, societal needs and the environment.
This approach is underpinned by our purpose
and sustainability frame. All RCM cases must
consider significant impacts of an investment
on bp’s sustainability aims, informed by our
sustainability assessment template for
investment cases (for our use of carbon prices,
see box on page 20).
Investment economics: For all investment
cases, we consider investment economics
against a range of relevant measures.
Depending on the nature of the investment
case, these may include return expectations
(e.g. internal rate of return or IRR), net present
value, discounted payback and profitability
index, reflecting assumptions about relevant
commodity prices, margins and carbon prices
(see page 20). The forward economics of an
investment case are considered against
relevant economic indicators at the time of the
investment decision. We may also refer to
these expectations as hurdle rates, although
as noted, each case is assessed according to
its combined merit against our full set of
balanced criteria.
1.For our upstream business (including
biogas), we seek an IRR of 15%.
2.For our downstream business (including EV
charging and biofuels), we seek portfolio-
level returns in excess of 15%.
For investments in hydrogen and CCS, we
expect levered returns in the mid-teens,
including farm-down and integration value.
For any investment, the relevant return
expectations above are assessed using our
central price assumptions. For additional
capital discipline for investments in oil and gas
production, we also compare the central price
hurdle above (15%) to a case in which the Brent
oil price starts at $60/bbl and later declines
to the level of our key appraisal assumptions
by 2050 (see page 20). In addition, for
investments in our oil and gas and refined
products businesses, as well as any other
investments that do not fall within one of
the specific businesses set out above, we
compare the IRR in our lower-price case
to a cost of capital hurdle rate.
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
For evaluations conducted in 2025,
investments in scope for evaluation were
defined as:
•New: investment in a new project, or
extension of an existing project/asset, or
share of an entity that is new to bp, or a
substantial increase in bp’s share.
•Material: more than $250 million capex
investment.
Quantitative evaluations
For our investment economics and
sustainability investment criteria we
considered quantitative guide levels, as set
out below, to inform the evaluation of each
investment’s consistency with the goals of the
Paris Agreement. For evaluations in 2025 we
used the central price IRR and other economic
hurdles, as set out in the bp Annual Report and
Form 20-F 2024 (page 22). As in previous years,
we used our operational carbon intensity« as a
guide level, reflecting our portfolio average.
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
Investment economics: We calculated
economic indicators using our central price,
and where applicable, our lower price cases,
and applying our carbon price assumptions to
relevant operational GHG emissions. (For our
current key central case oil and natural gas
price assumptions, see page 20, where we also
set out our view on their consistency with
achieving the Paris goals). We then compared
the economic indicators to the relevant
economic guide level (see below), based on
the corresponding hurdles. We typically target
a threshold of >1.0x the relevant IRR guide
level, as set out in the bp Annual Report and
Form 20-F 2024 (page 22).
Sustainability: Where appropriate, we
compared the operational carbon intensity of
the investment (on the basis of equity share)
to the portfolio average equity share GHG
emissions intensity shown in the bp ESG
Datasheet 2024 for the relevant business
activity (Exploration, production and LNG).
We normally target a ratio of less than 100%,
meaning that the investment is expected to
reduce the average operational carbon
intensity of the relevant portfolio. The potential
impact of new material capex investments on
bp’s net zero aims is a further consideration.

bp Annual Report and Form 20-F 2025	23

Strategic report

Evaluation outcome
In 2025 eight new material capex investments were approved. All were evaluated as being consistent with the Paris goals, taking into account both quantitative and qualitative evaluations and the balanced criteria above.

Evaluation of investment
performance against
quantitative guide levels
All eight investments exceeded the IRR guide
level as shown in the chart.
Six of the eight investments had emissions
intensities below the relevant intensity guide
level. Of the remaining two investments, one
produces gas that is processed at an existing
LNG facility, with overall emissions intensity
(including midstream onshore processing)
higher than our overall portfolio average, but
upstream-only emissions that are below
portfolio average. This investment was
supported taking into account our qualitative
assessment, including the role LNG plays in the
energy transition – especially in the Asia Pacific
region – and the strength of the investment
economics. We do not show a carbon intensity
for the eighth investment because bp does not
have any ownership interest in the asset or any
right to the production.
Investment economics Against central price IRR hurdle	Sustainability Against operational carbon intensity

Decisions taken in 2025
In 2025 there were eight new material capex
investment decisions evaluated for Paris
consistency, described here approximately
in the order the investment decisions
were made:
Ginger: We sanctioned the Ginger gas
development in Trinidad and Tobago. Ginger
will be our fourth subsea project in the country
and will be tied back to our existing Mahogany
B platform. First gas from the project is
expected in 2027, making Ginger one of
bp’s 10 major projects expected to start up
between 2025 and 2027. At peak, the
development is expected to have the capacity
to produce average gas production of 62,000
barrels of oil equivalent per day.
KGD6 Infill Wells: We approved investment
in drilling four offshore infill gas wells in the
KGD6 block in India to be brought online
in 2028. The infill wells target incremental
production, benefiting from the use of
existing infrastructure.
Guide
Shah Deniz Compression: In June bp and its
partners agreed the final investment decision
for the $2.9 billion Shah Deniz Compression
project. The project is designed to access and
produce low pressure gas resources from the
field, increasing resource recovery and
extending production life. The project is
expected to allow production of around an
additional gross 50 billion cubic metres of gas
and 25 million barrels of condensate. The
project is expected to receive first gas in 2029.
Atlantis Major Facility Expansion: The Atlantis
Major Facility Expansion project aims to
enhance production at the Atlantis field by
injecting water into targeted reservoirs to help
access harder-to-reach barrels. We plan to
start up the facility in 2027.
Kirkuk redevelopment: In 2025 bp agreed
with the government of Iraq to help redevelop
several fields in Kirkuk, in the north of Iraq.
We will work initially with Iraq’s North Oil
Company and North Gas Company to
stabilize and grow production. Work will
include a drilling programme, rehabilitation
of existing wells and facilities, and
construction of new infrastructure,
including gas expansion projects.
Guide
Tiber and Guadalupe: In September we took
a final investment decision on bp’s Tiber and
Guadalupe developments in the Gulf of
America, approving its second new production
platform in less than two years in the critical
US offshore region. Production from the new
floating production platform, which is
expected to have the capacity to produce
80,000 barrels of crude oil per day, is
expected to start in 2030.
Greater Western Flank 4: We approved infill
investment in the Greater Western Flank 4
development in Australia’s North West Shelf.
This is a five‑well subsea programme tied back
to existing infrastructure to help sustain
reliable gas supply to regional markets.
Juniper Wells: We approved investment in
decompletion of three existing wells, along
with drilling and completion of three single
zone sidetracks in Trinidad and Tobago. The
infill programme is expected to deliver around
19mmboe, with the first gas expected in 2027.

24	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Group performance
Building for the future

Financial and operating performance
	$ million except per share amounts
	2025	2024	2023
Sales and other operating revenues	189,335	189,185	210,130
Profit before interest and tax	12,642	11,297	27,348
Finance costs and net finance income/expense relating to pensions and other post-employment benefits	(4,896)	(4,515)	(3,599)
Taxation	(6,451)	(5,553)	(7,869)
Profit (loss) for the year	1,295	1,229	15,880
Non-controlling interest	(1,240)	(848)	(641)
Profit (loss) for the year attributable to bp shareholders	55	381	15,239
Inventory holding (gains) losses«, before tax	1,351	488	1,236
Taxation charge (credit) on inventory holding gains and losses	(334)	(119)	(292)
Replacement cost (RC) profit (loss)«	1,072	750	16,183
Net (favourable) adverse impact of adjusting items«[a], before tax	5,885	9,344	(1,143)
Total taxation charge (credit) on adjusting items	528	(1,179)	(1,204)
Underlying RC profit	7,485	8,915	13,836
Adjusted EBITDA«	37,615	38,012	43,710
Dividend paid per ordinary share (cents)	32.640	30.540	27.760
Dividend paid per ordinary share (pence)	24.509	23.720	22.328
Profit per ordinary share (cents)	0.35	2.38	87.78
Profit per ADS (dollars)	0.02	0.14	5.27
Underlying RC profit per ordinary share« (cents)	48.02	54.40	79.69
Underlying RC profit per ADS« (dollars)	2.88	3.26	4.78
Adjusting items[a]
Gains on sale of businesses and fixed assets	987	670	361
Net impairment and losses on sale of businesses and fixed assets	(6,035)	(6,930)	(5,838)
Environmental and related provisions	(656)	(181)	(647)
Restructuring, integration and rationalization costs	(520)	(222)	37
Fair value accounting effects (FVAEs)[b]	2,220	(1,852)	9,403
Gulf of America oil spill	(31)	(51)	(57)
Other	(1,422)	(273)	(1,711)
Total before interest and taxation	(5,457)	(8,839)	1,548
Finance costs	(428)	(505)	(405)
	(5,885)	(9,344)	1,143
Adjusting items total taxation	(528)	1,179	1,204
	(6,413)	(8,165)	2,347

aSee page 336 for more information. bSee page 337 for information on the cumulative impact of FVAEs.

$0.1bn profit attributable to bp shareholders (2024 profit $0.4bn) $7.5bn underlying replacement cost (RC) profit« (2024 profit $8.9bn) $24.5bn operating cash flow« (2024 $27.3bn)

bp Annual Report and Form 20-F 2025	25

Strategic report

At 31 December 2025 the group’s reportable
segments are gas & low carbon energy, oil
production & operations and customers &
products. Each is managed separately, with
decisions taken for the segment as a whole,
and represent a single operating segment that
does not result from aggregating two or more
segments. See Financial statements – Note 5
Segmental analysis.
Results
The profit for the year ended 31 December
2025 attributable to bp shareholders was $0.1
billion, compared with $0.4 billion in 2024.
After adjusting profit attributable to bp
shareholders for inventory holding losses and
a net adverse impact of adjusting items,
underlying RC profit for the year ended
31 December 2025 was $7.5 billion. The result
reflected lower liquids realizations, lower gas
marketing and trading result, partly offset by
stronger performance in customers &
products. The oil trading contribution was
broadly flat.
For 2024, after adjusting profit attributable to
bp shareholders for inventory holding losses
and a net adverse impact of adjusting items
underlying RC profit was $8.9 billion. The result
reflected lower refining margins, lower
realizations, a lower gas marketing and trading
result and a lower oil trading contribution,
partly offset by lower taxation.
For a discussion of bp’s financial and
operating performance for the years ending
31 December 2023 and 31 December 2024,
see bp Annual Report and Form 20-F 2024,
pages 24-37.
Adjusting items
In 2025 the net adverse pre-tax impact of
items, which bp has classified as adjusting
(adjusting items) was $5.9 billion including:
•Favourable fair value accounting effects
(FVAEs) relative to management’s measure
of performance of $2.2 billion primarily
related to a favourable impact of FVAEs
relating to the hybrid bonds and to the
relative decline in LNG forward prices over
the period in addition to the realization of
gains as cargoes were delivered. The
impacts of FVAEs relative to management’s
internal measure of performance are
provided on page 337.
•Net impairment and losses on sale of
businesses and fixed assets includes net
impairment charges of $5.4 billion which
primarily relate to Lightsource bp and
Archaea Energy.
•In addition, $1.4 billion net impairment
charges, of which $1.1 billion primarily
relates to the Archaea Energy and offshore
wind businesses, were reported through
equity-accounted earnings (reported within
the ‘other’ category).
In 2024 the net adverse pre-tax impact of
adjusting items was $9.3 billion including:
•Adverse FVAEs relative to management’s
measure of performance of $1.9 billion
primarily due to an increase in the forward
price of LNG during 2024, compared to a
decline in 2023, and the adverse impact
of the FVAEs relating to the hybrid bonds
in 2024.
•Net impairment and losses on sale of
businesses and fixed assets includes a loss
of $1.1 billion relating to the sale of the
ground fuels business in Türkiye (see
Financial statements – Note 2) and net
impairment charges of $5.1 billion (see
Financial statements – Note 4).
•In addition, $0.5 billion net impairment
charges were reported through equity-
accounted earnings (reported within the
‘other’ category).
•The ‘other’ category also includes a $0.5
billion gain relating to the remeasurement
of bp’s pre-existing 49.97% interest in
Lightsource bp and a $0.5 billion gain
relating to the remeasurement of certain
US assets excluded from the Lightsource
bp acquisition (see Financial statements –
Note 3 for further information); and
recognition of onerous contract provisions
related to the Gelsenkirchen refinery. The
unwind of these provisions will be reported
as an adjusting item as the contractual
obligations are settled.
See Financial statements – Note 4 for more
information on impairments, and pages 336
and 337 for more information on adjusting
items and FVAEs.
Taxation
The charge for corporate income taxes was
$6,451 million in 2025 compared with $5,553
million in 2024. The effective tax rate (ETR) on
the profit before taxation for the year in 2025
was 83%, compared with 82% in 2024. The ETR
on the profit before taxation for the year in
2025 and 2024 was impacted by fair value
accounting effects and other adjusting items,
including limited tax relief on impairment
charges. Excluding inventory holding gains or
losses and adjusting items, the underlying
ETR« in 2025 was 42% compared with 41%
in 2024.
Underlying ETR is a non-IFRS measure. A
reconciliation to IFRS information is provided
on page 384.
Outlook for 2026
2026 guidance
•bp expects reported upstream« production
to be slightly lower and underlying
upstream production« to be broadly flat
compared with 2025. Within this, bp
expects underlying production from oil
production & operations to be broadly flat
and production from gas & low carbon
energy to be lower.
•In its customers business, bp expects to
make continued progress growing cash
flows, supported by lower underlying
operating expenditure« driven by
structural cost reductions«. These benefits
will be partly offset by the earnings impact
of completed and announced divestments.
Reported earnings will benefit from lower
depreciation as a result of the assets held
for sale accounting treatment of Castrol
following the planned divestment. Fuel
margins are expected to remain sensitive to
movements in the cost of supply.
•In products, bp expects significantly lower
level of turnaround activity.
•bp expects other businesses & corporate
underlying annual charge to be around
$1.0 billion for 2026. The charge may vary
from quarter to quarter.
•The underlying ETR for 2026 is expected to
be around 40% but it is sensitive to a range
of factors, including the volatility of the
price environment and its impact on the
geographical mix of the group’s profits
and losses.

26	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Group performance continued

Cash flow and debt information
	$ million
	2025	2024	2023
Cash flow
Operating cash flow«	24,493	27,297	32,039
Net cash used in investing activities	(11,504)	(13,250)	(14,872)
Net cash provided by (used in) financing activities	(15,880)	(7,297)	(13,359)
Cash and cash equivalents at end of year[a]	36,624	39,269	33,030
Capital expenditure«[b]	(14,533)	(16,237)	(16,253)
Divestment and other proceeds[c]	5,314	4,224	1,843
Debt
Finance debt	57,958	59,547	51,954
Net debt«	22,182	22,997	20,912
Net debt including leases«	35,686	34,909	31,902
Finance debt ratio« (%)	43.9%	43.2%	37.8%
Gearing« (%)	23.1%	22.7%	19.7%
Gearing including leases« (%)	32.5%	30.8%	27.2%
a2025 and 2024 include $68 million and $65 million respectively of cash and cash equivalents classified as assets held for sale in the group balance sheet.
bAn analysis of capital expenditure by segment and region is provided on page 335.
cDivestment proceeds are disposal proceeds as per the group cash flow statement. See below for more information on divestment and other proceeds.

Operating cash flow
Operating cash flow for the year ended
31 December 2025 was $24.5 billion, $2.8 billion
lower than 2024. Compared with 2024,
operating cash flows in 2025 primarily reflected
working capital movements partly offset by
higher profits from operations and lower
tax payments.
Movements in working capital« adversely
impacted cash flow in the year by $4.8 billion,
including an adverse impact from the Gulf of
America oil spill of $1.1 billion. Other working
capital effects were principally an increase in
derivative assets. bp actively manages its
working capital balances to optimize and
reduce volatility in cash flow.
Operating cash flow for the year ended
31 December 2024 was $27.3 billion, $4.7 billion
lower than 2023. Compared with 2023,
operating cash flows in 2024 primarily reflected
lower profits from operations partly offset by
working capital movements.
Movements in working capital favourably
impacted cash flow in 2024 by $4.0 billion,
including an adverse impact from the Gulf of
America oil spill of $1.1 billion. Other working
capital effects were principally a decrease in
other current assets.
Net cash used in investing activities
Net cash used in investing activities for the
year ended 31 December 2025 decreased by
$1.7 billion compared with 2024.
The decrease mainly reflected a decrease in
expenditure on fixed assets reflecting the
phasing of spend within the lower capital frame
for 2025 partly offset by deferred acquisition
payments.
Total capital expenditure for 2025 was $14.5
billion (2024 $16.2 billion), of which organic
capital expenditure« was $13.6 billion (2024
$16.1 billion). Inorganic capital expenditure for
2025 includes the final payment for the bp
Bunge Bioenergia 2024 acquisition. Inorganic
capital expenditure for 2024 includes the cash
acquired net of acquisition payments on
completion of the bp Bunge Bioenergia and
Lightsource bp acquisitions. Sources of funding
are fungible, but the majority of the group’s
funding requirements for new investment
comes from cash generated by existing
operations. bp expects capital expenditure of
around $13-13.5 billion in 2026.
Total divestment and other proceeds for 2025
amounted to $5.3 billion, including amounts
received from the sale of the US onshore wind,
Netherlands mobility & convenience and bp
pulse businesses. Other proceeds for 2025
consist of $1.5 billion from the sale of non-
controlling interests in the Permian and Eagle
Ford midstream assets and $1.0 billion from the
sale of a non-controlling interest in the
subsidiary that holds our 12% share in the Trans-
Anatolian natural gas pipeline (TANAP).
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
bp expects divestment and other proceeds to
be $9-10 billion in 2026, including approximately
$6 billion from the announced Castrol
transaction.
Net cash provided by (used in)
financing activities
Net cash used in financing activities for the year
ended 31 December 2025 was $15.9 billion,
compared with $7.3 billion in 2024. Compared
with 2024, financing cash flows in 2025 primarily
reflected net repayments compared to net
proceeds from the issuance and repayment of
finance debt, and lower receipts from the issue
of perpetual hybrid bonds, partly offset by a
decrease in share buybacks, and an increase in
receipts relating to transactions involving non-
controlling interests.
In 2025, 836 million ordinary shares (2024
1,238 million) were repurchased for a total cost
of $4.5 billion (2024 $7.1 billion), including
transaction costs of $24 million (2024 $38
million). Of these, 176 million shares repurchased
were cancelled and 659 million shares were held
as treasury shares.
Total dividends paid to shareholders in 2025
were 32.640 cents per share, 2.10 cents higher
than 2024. This amounted to total dividends
paid to shareholders of $5.1 billion in 2025 (2024
$5.0 billion). The board decided not to offer a
scrip dividend alternative in respect of the 2025
and 2024 dividends.
Debt
Finance debt at the end of 2025 decreased by
$1.6 billion from the end of 2024 primarily
reflecting net repayments of long-term finance
debt, partly offset by changes in fair value where
hedge accounting is applied. The finance debt
ratio at the end of 2025 increased to 43.9% from
43.2% at the end of 2024.
Net debt at the end of 2025 decreased by $0.8
billion from the 2024 year-end position. Gearing
at the end of 2025 increased to 23.1% from 22.7%
at the end of 2024. Net debt and gearing are
non-IFRS measures. See Financial statements –
Notes 26 and 27 for further information on
finance debt and net debt.
For information on financing the group’s
activities see Financial statements – Note 29
and Liquidity and capital resources on page 338.

bp Annual Report and Form 20-F 2025	27

Strategic report

Group reserves and production[a]
	2025	2024	2023
Estimated net proved reserves (net of royalties)
Liquids (mmb)	3,447	3,699	3,747
Natural gas (bcf)	15,916	14,786	17,471
Total hydrocarbons[b] (mmboe)	6,191	6,248	6,759
Of which:
Equity-accounted entities[b]	1,330	1,377	1,437
Production (net of royalties)
Liquids (mb/d)	1,199	1,166	1,115
Natural gas (mmcf/d)	6,450	6,914	6,944
Total hydrocarbons (mboe/d)	2,312	2,358	2,313
Of which:
Subsidiaries	1,931	2,008	1,967
Equity-accounted entities	380	350	345

aBecause of rounding, some totals may not agree exactly with the sum of their component parts. bSee Supplementary information on oil and natural gas on page 241 for further information.
Total hydrocarbon proved reserves at
31 December 2025, on an oil equivalent basis
including equity-accounted entities,
decreased by 1% compared with 31 December
2024 (0.2% decrease for subsidiaries and 3%
decrease for equity-accounted entities).
Natural gas increased by 8% (10% increase for
subsidiaries and 3% decrease for equity-
accounted entities).
There was a net increase from acquisitions and
disposals of 27mmboe within our US and North
Sea subsidiaries.
Total hydrocarbon production for the group
was 2% lower compared with 2024. The
decrease comprised a 3.8% decrease (3.5%
increase for liquids and 9.7% decrease for gas)
for subsidiaries and an 8.6% increase (0.8%
increase for liquids and 37.0% increase for gas)
for equity-accounted entities.

28	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Gas & low carbon energy
Gas & low carbon energy segment comprises our gas & low carbon businesses. Our gas business includes regionsa with upstream activities that predominantly produce natural gas, gas trading and our Archaea Energy business. Our low carbon business includes solar, offshore wind, hydrogen and CCS, and power trading, and until its divestment in December 2025 also included onshore wind. Power trading and marketing includes trading of both renewable and non-renewable power.

Financial and operating performance
	$ million
	2025	2024	2023
Sales and other operating revenues[b]	40,333	32,628	50,297
Profit before interest and tax[c]	1,330	3,052	14,081
Inventory holding (gains) losses«	—	—	(1)
RC profit before interest and tax[c]	1,330	3,052	14,080
Net (favourable) adverse impact of adjusting items«cd	4,037	3,751	(5,358)
Underlying RC profit before interest and tax«	5,367	6,803	8,722
Taxation on an underlying RC basis	(1,972)	(2,137)	(2,730)
Underlying RC profit before interest	3,395	4,666	5,992
Depreciation, depletion and amortization	4,969	4,835	5,680
Exploration write-offs	30	222	362
Adjusted EBITDA«[e]	10,366	11,860	14,764
Capital expenditure«
Gas[f]	2,946	4,246	3,517
Low carbon energy	464	1,596	1,256
	3,410	5,842	4,773

aThe Azerbaijan-Georgia-Türkiye and Middle East and North Africa (MENA) regions have been further subdivided by asset to allow reporting in either gas & low carbon or oil production & operations as appropriate.
bIncludes sales to other segments.
c2024 has been restated for material items to reflect the move of our Archaea Energy business from the customers &
products segment to the gas & low carbon energy segment.
dSee page 337 for information on the cumulative impact of FVAEs.
eA reconciliation to RC profit before interest and tax is provided on page 388.
f2024 and 2023 have been restated to reflect the move of our Archaea Energy business from the customers & products segment to the gas & low carbon energy segment.

Financial results
Sales and other operating revenues for 2025
are higher than 2024 mainly due to higher gas
marketing and trading revenues partly offset
by lower volumes.
RC profit before interest and tax for 2025 was
$1,330 million compared with $3,052 million
for 2024.
In 2025 items which bp has classified as
adjusting had a net adverse impact of $4,037
million including favourable fair value
accounting effects (FVAEs)« of $1,270 million,
relative to management’s view of performance,
and net impairment charges of $4,038 million,
primarily relating to Lightsource bp and
Archaea Energy. In addition, $1,082 million
impairment charge was recognized through
equity-accounted earnings, primarily relating
to Archaea Energy and offshore wind
businesses.
After adjusting RC profit for the net impact of
items which bp has classified as adjusting,
underlying RC profit before interest and tax for
2025 was $5,367 million, compared with $6,803
million for 2024. The decrease reflects the
divestments in Egypt and Trinidad in the fourth
quarter of 2024, a lower gas marketing and
trading result, and a higher depreciation,
depletion and amortization charge, partly
offset by lower exploration write-offs and the
absence of the foreign exchange loss in Egypt
in the first quarter of 2024.
In 2024 items which bp has classified as
adjusting had a net adverse impact of $3,751
million including adverse FVAEs of $1,550
million, relative to management’s view of
performance, partly offset by a gain of $1,006
million as a result of remeasurement of our
previously existing interest and related assets
on the step-acquisition of Lightsource bp
(LSbp).
See Financial statements – Note 4 and Note 16
for further information on net impairment
charges.
Operational update
Reported production for 2025 was 785mboe/d,
11.6% lower than the same period in 2024.
Underlying production« for the full year was
2.1% lower, mainly due to base decline partly
offset by major projects« start-ups.
Strategic progress
Gas
In April we safely loaded the first cargo of
liquefied natural gas (LNG) for export from its
GTA Phase 1 project offshore Mauritania and
Senegal – see the case study on page 29 for
more information.
In May we made the final investment decision
(FID) to invest in an infill wells programme at the
offshore KG D6 gas block located offshore
India.
In June together with our partners, we
announced the FID for the new Shah Deniz
Compression project, the next stage of
development of the giant Shah Deniz gas field
in the Azerbaijan sector of the Caspian Sea (bp
operator 29.99%).
In Trinidad and Tobago we have made progress
on our growth projects – see the case study, on
page 29 for more information.
In Egypt we have made progress on growing
our portfolio:
•In February we began production from
the second development phase of the
Raven field.
•In March we announced the successful
completion of drilling operations at the El
Fayoum-5 gas discovery well in the North
Alexandria Offshore Concession. This was
the final well in our four-slot drilling
campaign in the West Nile Delta (WND) and
our second consecutive gas discovery
following El King-2 well in the North King
Mariout Offshore Concession.
•In September we signed a memorandum of
understanding (MoU) to evaluate
opportunities for a five-well programme in
the Mediterranean Sea.
•In January 2026 we were awarded two
offshore exploration concession: North-East
El Alamein Offshore and West El Hammad
Offshore, advancing our exploration
portfolio and long-term growth ambitions.

bp Annual Report and Form 20-F 2025	29

Strategic report

In November the Greater Western Flank 4
project in the North West Shelf, offshore
Australia (bp 16.67%, operator Woodside)
reached FID. The project involves five subsea
tieback wells with start-up targeted for 2028.
Biogas
In December Archaea Energy and Osaka Gas
Trading and Export entered into an agreement
for the procurement of approximately
26,000Nm³ of biomethane derived from landfill
gas, produced at Archaea Energy’s facilities
operating in the US.
During the fourth quarter Archaea Energy
started up two renewable natural gas (RNG)«
landfill plants (Middle Point and NW Tennessee)
bringing the total to eight landfill plants started-
up in 2025, with a total capacity of more than 6
million mmBtu. Since 2023 Archaea Energy has
added a total of 19 landfill plants and total
capacity of 18 million mmBtu per year.
LNG portfolio
On the supply side, bp has had strong growth in
2025 with the start-up commissioning and
subsequent strong performance at the Greater
Tortue Ahmeyim Phase 1 LNG export project in
Mauritania and Senegal, in which bp is the
operator. 19 cargoes were lifted by bp’s ST&S
organization – which has 100% offtake rights
from the project.
Venture Global announced Commercial
Operations Date for bp’s long-term contract
from Calcasieu Pass as 15 April, since which bp
has lifted all the long-term cargoes made
available to it under this agreement.
Portfolio growth also occurred in the sales
portfolio with the start-up of the second power
plant within the GNA JV’s integrated regas
terminal and power plant at Porto do Acu in
Brazil’s Rio de Janeiro state, owned by bp,
Prumo and Siemens. The project is owned by
bp, Prumo, Siemens and SPIC and bp has 100%
supply rights to this facility.
A number of globally diverse long term sales to
third parties were also signed in 2025, for
example a long-term sale with A2A into Italy –
increasing diversification to our portfolio; a
long-term sale agreed with Torrent Power into
India – expanding customer portfolio; a long
term sale with Zhejiang Energy in China –
building on our regional experience; and a
three-year sale to Türkiye’s Botas – deepening
customer relationships in key demand centres.
See Oil and gas disclosures for the group on
page 340 for more information on oil and gas
operations in the regions.
Low carbon energy
In 2025 we took action to focus our portfolio
and further high-grade our projects – both
through partnerships, to create capital light
joint ventures – and through divestments,
making strong progress on the programmes
that are driving focus and reducing costs.
Hydrogen and carbon capture and storage
In 2025 we focused on delivering four projects
sanctioned in 2024: Lingen green hydrogen«
project, Castellón green hydrogen project, the
Northern Endurance Partnership (NEP), and Net
Zero Teesside Power (NZT).
We continued to refine our hydrogen and
carbon, capture and storage (CCS) portfolio.
This included decisions not to progress
H2Teesside and to end participation in projects
in Oman, Australia and the US Gulf Coast.
Renewables and power
Offshore wind
In August 2025 we formed JERA Nex bp, a
50:50 offshore wind joint venture between
JERA and bp. The new JV brings together each
parties’ complementary expertise for a
balanced mix of operating assets and
development projects.
Onshore renewables
In February 2025 we announced our intention
to bring a strategic partner into our solar
business, LSbp.
LSbp continues to be a leading global onshore
renewable developer in markets with attractive
sector returns.
In June Shafag (Jabrayil) Solar Ltd, bp’s joint
venture with SOCAR Green and the Azerbaijan
Business Development Fund, announced FID on
the 240MW AC Shafag solar plant in the Jabrayil
district of Azerbaijan. In parallel, investors in the
Sangachal terminal sanctioned the linked
Sangachal terminal electrification project.
In December we completed the sale of our US
onshore wind business, bp Wind Energy, to LS
Power. The transaction included 10 operating
assets across seven US states.

LNG milestone
We safely loaded the first cargo of
LNG for export from our Greater
Tortue Ahmeyim (GTA) Phase 1
project offshore Mauritania and
Senegal. By the end of 2025 we
delivered 19 cargoes for export.
Phase 1 includes one of Africa’s
deepest subsea structures, with
wells located in water depths of up
to 2,850 metres (9,350 feet).
Image: Aerial image of GTA in the
Atlantic Ocean

Progress in Trinidad
and Tobago
We marked four major milestones
in Trinidad and Tobago in 2025. In
March we sanctioned the Ginger
gas development and confirmed
exploration success at Frangipani.
The Cypre project delivered first
gas in April. And Mento, a joint
venture with EOG Resources,
delivered first gas in May.
Image: Mento platform, Trinidad
and Tobago

aFrom 2025 we intend to report our biogas business as part of the gas & low carbon energy segment.

30	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Gas & low carbon energy continued

Estimated net proved reserves and production[a] (net of royalties)
	2025	2024	2023
Estimated net proved reserves (net of royalties)
Crude oil[b] (mmb)	100	113	128
Natural gas liquids (mmb)	—	1	1
Total liquids«[c]	101	115	129
Natural gas[c] (bcf)	6,366	6,965	8,635
Total hydrocarbons«[c] (mmboe)	1,198	1,316	1,618
Of which equity-accounted entities[d]:
Liquids (mmb)	1	1	—
Natural gas (bcf)	162	196	—
Total hydrocarbons (mmboe)	29	35	—
Production (net of royalties)
Crude oil[b] (mb/d)	75	88	96
Natural gas liquids (mb/d)	10	8	9
Total liquids (mb/d)	85	96	105
Natural gas (mmcf/d)	4,059	4,596	4,778
Total hydrocarbons (mboe/d)	785	888	929
Of which equity-accounted entities[e]:
Liquids (mb/d)	5	2	2
Natural gas (mmcf/d)	165	9	—
Total hydrocarbons (mboe/d)	34	4	2
Average realizations«[f]
Liquids ($/bbl)	65.50	75.37	77.03
Natural gas ($/mcf)	6.60	5.90	6.13
Total hydrocarbons ($/boe)	41.34	38.57	40.21
aBecause of rounding, some totals may not agree exactly with the sum of their component parts.
bIncludes condensate and bitumen.
cIncludes 1.7 million barrels of total liquids (1.7 million barrels at 31 December 2024 and 2.2 million barrels at 31 December
2023) and 231 billion cubic feet of natural gas (219 billion cubic feet at 31 December 2024 and 430 billion cubic feet at
31 December 2023) in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
dbp’s share of reserves of equity-accounted entities in the gas & low carbon energy segment.
ebp’s share of production of equity-accounted entities in the gas & low carbon energy segment.
fRealizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

Operations in Oman
Block 61 in Oman (bp operated
with a 40% equity stake) delivered
strong operational performance
in 2025. Technical enhancements
enabled the site to reach its
highest-ever gas flow rate.
We operate two drilling rigs,
underpinning our development
programme and acquiring key
data to inform the reservoir’s
potential. A major turnaround was
delivered eight days earlier than
the scheduled time, supported by
new robotic tools that reduced
confined‑space work and
improved reliability and efficiency.
Block 61 has the capacity to supply
a third of Oman’s domestic natural
gas demand.
Image: Block 61, Oman

bp Annual Report and Form 20-F 2025	31

Strategic report

Oil production & operations

Oil production & operations segment comprises regions[a] with upstream activities that predominantly produce crude oil, including bpx energy.
Financial and operating performance
	$ million
	2025	2024	2023
Sales and other operating revenues[b]	24,527	25,637	24,904
Profit before interest and tax	8,560	10,780	11,191
Inventory holding (gains) losses«	(2)	9	—
RC profit before interest and tax	8,558	10,789	11,191
Net (favourable) adverse impact of adjusting items«	856	1,148	1,590
Underlying RC profit before interest and tax«	9,414	11,937	12,781
Taxation on an underlying RC basis	(4,409)	(5,165)	(5,998)
Underlying RC profit before interest	5,005	6,772	6,783
Depreciation, depletion and amortization	7,719	6,797	5,692
Exploration write-offs	313	544	384
Adjusted EBITDA«[c]	17,446	19,278	18,857
Capital expenditure«	6,760	6,198	6,278

aThe Azerbaijan-Georgia-Türkiye and Middle East and North Africa (MENA) regions have been further subdivided by asset to allow reporting in either gas & low carbon or oil production & operations as appropriate.
bIncludes sales to other segments.
cA reconciliation to RC profit before interest and tax is provided on page 388.

Financial results
Sales and other operating revenues for 2025
were lower than 2024 mainly due to lower
realizations partially offset by higher volumes.
RC profit before interest and tax for 2025 was
$8,558 million compared with $10,789 million
for 2024.
Adjusting items for 2025 had a net adverse
impact of $856 million principally relating to
net impairment charges. See Financial
statements – Note 4 and Note 16 for further
information on net impairment charges.
After adjusting RC profit for the net adverse
impact of adjusting items, underlying RC profit
before interest and tax for 2025 was $9,414
million, compared with $11,937 million for 2024.
The lower profit reflects lower liquids
realizations, lower share of net income of
equity-accounted entities, a higher
depreciation, depletion and amortization
charge, partly offset by higher volumes and
lower exploration write-offs.
Adjusting items for 2024 had a net adverse
impact of $1,148 million mainly relating to net
impairment charges. See Financial statements
– Note 4 and Note 16 for further information on
net impairment charges.
Operational update
Reported production for 2025 was
1,527mboe/d, 3.8% higher than the same
period of 2024. Underlying production« for the
year was 2.6% higher compared with the same
period of 2024 reflecting bpx energy
performance.
Strategic progress
•In April bp announced a Miocene oil
discovery at the Far South prospect in the
US Gulf of America. bp drilled the
exploration well in Green Canyon Block 584
approximately 120 miles off the coast of
Louisiana in 4,092 feet of water. The well
was drilled to a total depth of 23,830 feet.
The Far South co-owners are bp (operator,
57.5%) and Chevron U.S.A. Inc. (42.5%).
•In June bp announced it had signed fully
termed agreements with the State Oil
Company of the Azerbaijan Republic
(SOCAR) to acquire 35% participating
interests and become the operator of two
exploration and development blocks in the
Caspian Sea – the Karabagh oil field and the
Ashrafi-Dan Ulduzu-Aypara (ADUA) area. In
December the development programme
for the Karabagh field in the Caspian Sea,
offshore Azerbaijan, was approved by the
management committee (joint venture) and
subsequently by State Oil Company of the
Azerbaijan Republic (SOCAR) as the State
representative. Seismic acquisition
commenced thereafter.

Bumerangue
discovery
In August 2025 bp reported a
significant hydrocarbon discovery
at the Bumerangue well in Brazil’s
Santos Basin. Bumerangue is one
of 12 exploration discoveries we
made in 2025, across several
basins, including the Gulf of
America and Namibia, through
Azule Energy, our 50:50
independent joint venture with Eni.
Image: Valaris renaissance drill ship

Kirkuk contract
goes live
In October 2025 bp’s contract with
Iraq’s North Oil Company and
North Gas Company became
effective, after agreeing an initial
baseline production rate of
328,000 barrels per day. Under the
contract we will invest in the
redevelopment of several giant oil
fields in Kirkuk, in the north of Iraq.

32	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Oil production & operations continued
•Azule Energy, bp’s 50% joint venture, made
the following progress during the year:
–In April Rhino Resources (42.5%) along with
co-venturers Azule Energy (42.5%), Namcor
(10%), and Korres Investments (5%)
announced the successful drilling of the
Capricornus 1-X exploration well in block
PEL-85 in the Orange Basin.
–In July Azule Energy, operator of Block
15/06 in Angola, together with its partners,
announced the successful start-up of the
Agogo Integrated West Hub Project, which
aims to fully develop the Agogo and
Ndungu fields in Block 15/06.
–In July Azule Energy, operator of Block 1/14,
and its partners announced a gas discovery
at the Gajajeira-01 exploration well, located
offshore in the Lower Congo Basin, Angola.
–In October Rhino Resources, operator of
the Petroleum Exploration Licence 85 in the
Orange Basin offshore Namibia, partnering
with Azule Energy, announced a discovery
at the Volans 1-X well.
•In August bp announced the start-up of the
Argos Southwest Extension project in the
Gulf of America. The project consists of
three wells and a new drill centre tied back
to the Argos platform and is expected to
add 20,000 barrels of oil equivalent per day
of gross peak annualized average
production. bp is operator of Argos with
60.5% working interest, with co-owners
Woodside Energy (23.9%) and Union Oil
Company of California, an affiliate of
Chevron U.S.A. Inc. (15.6%).
•In September bp announced it has reached
a final investment decision (FID) on the
Tiber-Guadalupe project in the Gulf of
America. The 100% bp-owned Tiber-
Guadalupe will be bp’s seventh operated oil
and gas production hub in the Gulf of
America, featuring a new floating
production platform with the capacity to
produce 80,000 barrels of crude oil per
day. The project includes six wells in the
Tiber field and a two-well tieback from the
Guadalupe field. Production is expected to
start in 2030.
•In October bp agreed to sell its 32% non-
operated working interest in the Culzean
development in the central North Sea to
Serica Energy. NEO Next exercised its
option to acquire bp’s stake on the same
terms as those agreed by Serica. In
December bp completed the divestment of
the Culzean gas field in the UK North Sea to
NEO Next.
•In December bp successfully delivered first
oil from the Atlantis Drill Center 1 expansion
project in the US Gulf of America, its
seventh global upstream major project«
start-up of the year. The two-well subsea
tieback to the existing Atlantis platform is
expected to add 15,000boe/d gross peak
annualized average production.
See Oil and gas disclosures for the group on
page 340 for more information on oil and gas
operations in the regions.

Permian basin
progress
Our US onshore oil and gas
business, bpx energy, completed
Crossroads, its fourth central
delivery facility in the Permian
Basin. We also completed the sale
of our non-controlling interests in
Permian and Eagle Ford midstream
assets to Sixth Street for $1.5
billion, while bpx energy remains
the operator. The transaction
supports our divestment
programme targeting $20 billion
by 2027.
Image: bpx energy midstream
facility, US

bp Annual Report and Form 20-F 2025	33

Strategic report

Estimated net proved reserves and production[a] (net of royalties)
	2025	2024	2023
Estimated net proved reserves (net of royalties)
Crude oil[b] (mmb)	2,908	3,112	3,193
Natural gas liquids (mmb)	439	472	426
Total liquids	3,346	3,584	3,618
Natural gas (bcf)	9,550	7,821	8,836
Total hydrocarbons« (mmboe)	4,993	4,932	5,142
Of which equity-accounted entities[c]:
Liquids (mmb)	885	917	1,001
Natural gas (bcf)	2,410	2,467	2,527
Total hydrocarbons (mmboe)	1,301	1,342	1,437
Production (net of royalties)
Crude oil[b] (mb/d)	993	953	910
Natural gas liquids (mb/d)	121	117	100
Total liquids (mb/d)	1,114	1,070	1,010
Natural gas (mmcf/d)	2,391	2,318	2,165
Total hydrocarbons (mboe/d)	1,527	1,470	1,383
Of which equity-accounted entities[d]:
Liquids (mb/d)	272	272	269
Natural gas (mmcf/d)	438	431	432
Total hydrocarbons (mboe/d)	347	346	343
Average realizations«[e]
Liquids ($/bbl)	60.64	69.85	72.09
Natural gas ($/mcf)	3.69	2.55	4.17
Total hydrocarbons ($/boe)	49.45	53.96	58.34
aBecause of rounding, some totals may not agree exactly with the sum of their component parts.
bIncludes condensate and bitumen.
cbp’s share of reserves of equity-accounted entities in the oil production & operations segment. During 2025 gas operations in Angola, Argentina, Bolivia, Mexico and Norway were conducted through equity-accounted entities.
dbp’s share of production of equity-accounted entities in the oil production & operations segment.
eRealizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

North Sea start-up
We safely started up production
from the Murlach field in the UK
North Sea in 2025. The two-well
subsea tieback is expected to
deliver peak net production of
approximately 15,000 barrels of oil
equivalent per day to the Eastern
Trough Area Project (ETAP) hub,
which has been operating for
27 years. Murlach was our sixth
of seven major project start-ups
in 2025.
Image: Murlach in the North Sea

34	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Customers & products
Customers & products segment comprises our customer-focused businesses, which include convenience and retail fuels, EV charging, as well as Castrol, aviation, B2B, midstream and bp bioenergy. It also comprises our products businesses which include refining and oil trading.

Financial and operating performance
	$ million
	2025	2024	2023
Sales and other operating revenues[a]	148,783	155,401	160,215
Profit (loss) before interest and tax[b]	2,747	(1,522)	2,993
Inventory holding (gains) losses«	1,353	479	1,237
Replacement cost (RC) profit (loss) before interest and tax[b]	4,100	(1,043)	4,230
Net (favourable) adverse impact of adjusting items«bc	1,172	3,560	2,183
Underlying RC profit before interest and tax«	5,272	2,517	6,413
Of which:
customers – convenience & mobility	3,764	2,584	2,644
Castrol – included in customers	971	831	730
products – refining & trading	1,508	(67)	3,769
Taxation on an underlying RC basis	(1,066)	(452)	(1,454)
Underlying RC profit before interest	4,206	2,065	4,959
Depreciation, depletion and amortization	4,145	3,957	3,548
Of which:
customers – convenience & mobility	2,443	2,135	1,736
Castrol – included in customers	179	176	167
products – refining & trading	1,702	1,822	1,812
Adjusted EBITDA«[d]	9,417	6,474	9,961
Of which:
customers – convenience & mobility	6,207	4,719	4,380
Castrol – included in customers	1,150	1,007	897
products – refining & trading	3,210	1,755	5,581
Capital expenditure«	4,071	3,789	4,761
Of which:
customers – convenience & mobility	2,480	2,059	3,135
Castrol – included in customers	161	227	262
products – refining & trading[e]	1,591	1,730	1,626
aIncludes sales to other segments.
b2024 has been restated for material items to reflect the move of our Archaea Energy business from the customers &
products segment to the gas & low carbon energy segment.
cSee page 337 for information on the cumulative impact of FVAEs.
dA reconciliation to RC profit before interest and tax by business is provided on page 350.
e2024 and 2023 have been restated to reflect the move of our Archaea Energy business from the customers & products segment to the gas & low carbon energy segment.

CONVENIENCE
1
ultimate
diesel
unleaded 91
unleaded 95
ultimate
unleaded
Join, scan,
earn rewards
Brilliant
frozen
CONVENIENCE

X Convenience
in Australia
bp acquired X Convenience, an
Australian fuel and convenience
retailer. The move significantly
increases our presence as a
national network in Australia, with
almost 50 additional sites
strategically located in the south
and west of the country. X
Convenience gives fleets and
consumers access to our bp fuel,
convenience, and loyalty
programmes, while retaining the
strong X Convenience brand.
Image: X Convenience site, Australia

Engaging customers
with earnify
earnify — bp’s unified digital loyalty
and rewards platform in the US —
grew rapidly in 2025, surpassing
8 million members as active
membership doubled since launch.
By simplifying rewards, enhancing
digital engagement, and improving
margin delivery, earnify is
becoming a scalable ecosystem
strengthening customer loyalty
and fueling future retail growth.

bp Annual Report and Form 20-F 2025	35

Strategic report

Financial results
Sales and other operating revenues in 2025
were lower than in 2024, mainly due to lower
product prices.
RC profit before interest and tax for 2025
was $4,100 million, compared with a loss of
$1,043 million for 2024.
In 2025 items which bp has classified as
adjusting had a net adverse impact of $1,172
million (including adverse fair value accounting
effects of $207 million – relative to
management’s view of performance), of which
$913 million related to impairments of assets,
primarily in the products business, offset by
$317 million of gains on disposal of assets
and businesses. See Financial statements –
Note 4 for further information on disposals
and impairments.
After adjusting RC profit for the net adverse
impact of items, which bp classified as
adjusting, underlying RC profit before interest
and tax (underlying result) was $5,272 million,
compared with $2,517 million for 2024. The
result was significantly higher, reflecting
stronger performance both in customers
and products.
In 2024 items which bp has classified as
adjusting had a net adverse impact of $3,560
million (including adverse fair value accounting
effects of $81 million – relative to
management’s view of performance), of which
$1,143 million related to impairments of assets,
which included an impairment of the
Gelsenkirchen refinery and $1,267 million
related to loss on disposal, mainly related to
the Türkiye ground fuels business disposal.
Customers – the convenience and mobility
underlying result for 2025 was higher than
2024. The 2025 underlying result benefited
from stronger integrated performance across
fuels and midstream and lower underlying
operating expenditure« supported by
structural cost reductions«, as well as a
more than 15% increase in Castrol's
earnings with year-on-year growth for
10 consecutive quarters.
Products – the underlying result for 2025 was
significantly higher than 2024, primarily driven
by higher realized margins, the absence of the
first quarter 2024 plant-wide power outage at
the Whiting refinery and higher commercial
optimization. The results also benefited from
lower underlying operating expenditure driven
by structural cost reductions. The oil trading
contribution was broadly flat compared
with 2024.
Operational update
bp-operated refining availability for 2025 was
96.3%, higher compared with 94.3% in 2024,
mainly due to the absence of the Whiting
refinery power outage.
Strategic progress
In 2025 clear strategic focus and improved
execution strengthened returns and materially
increased our competitiveness. Early in 2025
we committed to growing our customers &
products adjusted operating cash flows«
having delivered around 60%a of our 2027
adjusted operating cash flow growth target
in 2025.
Reshaping our integrated portfolio
Alongside the divestments we completed or
announced, including Castrol, Netherlands
mobility, convenience and bp pulse
businesses, Austria retail, and Gelsenkirchen
refinery, we continued to focus on markets
where our integrated businesses provide the
greatest advantage. This included further high
grading of our retail network, exiting around
5% of our company owned sites as we
progress towards our target of around 10%
by 2027.
Focusing EV charging in priority markets
bp pulse continued to make progress with EV
charging investment now focusing primarily in
four core markets Germany, UK, China and the
US, with joint ventures in the Iberian region and
India. Aral pulse was named Germany’s best
charge point operator for the third
consecutive year and in the UK bp pulse
advanced its network reset programme and
extended its long-standing partnership with
Transport for London through 2029.
Progressing strategic choices in biofuels
Alongside the commercial integration of bp
bioenergy, in 2025 we continued to scale
biofuels but allocated capital only where
projects are economically robust and aligned
with demand progression.
We took the decision to stop further work on
development of a standalone biofuels
production (HEFA) facility at our Rotterdam
refinery in the Netherlands.
In action to improve performance
Customers delivered its highest underlying RC
profit before interest and tax since 2019 with
all businesses growing year-on-year.
Customers’ strong 2025 performance was
underpinned by a reduction in structural costs.
These reductions reflect sustained execution
across procurement, supply chain efficiencies,
organizational simplification and operating
model changes.
In 2025 air bp delivered sustainable aviation
fuel (SAF) in over 60 locations in 22 countries
driven by the requirement of both European
SAF mandates and customer voluntary
SAF demand.
Realizing value from recent customers
acquisitions
We continued to integrate and optimize our
recent acquisitions:
•We have completed the commercial
integration of bp bioenergy, a leading
sugarcane bioethanol producer – creating
a strong platform to deliver synergies and
improve value realization with trading.
•In our TravelCenters of America business,
we are progressing a targeted business
improvement plan, focused on
strengthening safety and operational
performance, sharpening commercial
discipline, and improving customer
delivery.
Strengthening refining availability and
competitiveness
In 2025 refining delivered the best availability
on record at 96.3%, driven by strengthened
maintenance programmes, enhanced digital
monitoring and improved outage recovery.
Higher availability has supported stronger
and more consistent margin capture across
the portfolio.
In refining structural cost reductions were
delivered through optimizing maintenance
activities and driving efficiencies across the
supply chain.
Taken together, these improvements resulted
in delivery of around 80% of our 2027 $3/bbl
cash breakeven reduction ambitionb.

Partnering in
biofuels
bp and Corteva, one of the world’s
leading agriscience companies,
launched Etlas – a new biofuels
50:50 joint venture. Etlas works
with farmers to grow canola,
mustard and sunflower crops for
use in sustainable aviation fuel and
renewable diesel. Etlas aims to
grow a million tonnes of feedstock
per year by the mid-2030s, enough
for around 800,000 tonnes of
biofuel.

aTaking growth against 2024 normalized for 2025 environmental conditions (refining margins and foreign exchange).
b2027 $3/bbl cash breakeven reduction ambition is defined as refining margin per barrel required to attain pre-tax breakeven operating cash flow excluding working capital movements, normalized for turnaround activity levels, foreign exchange and energy prices; like-for-like portfolio.

36	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Other businesses & corporate
Other businesses & corporate comprises technology, bp ventures, shipping, our corporate activities & functions and any residual costs of the Gulf of America oil spill.

Financial and operating performance
	$ million
	2025	2024	2023
Sales and other operating revenues[a]	2,232	2,290	2,657
Profit (loss) before interest and tax	(40)	(988)	(903)
Inventory holding (gains) losses«	—	—	—
Replacement cost (RC) profit (loss) before interest and tax	(40)	(988)	(903)
Net (favourable) adverse impact of adjusting items«[b]	(608)	380	37
Underlying RC profit (loss) before interest and tax«	(648)	(608)	(866)
Taxation on an underlying RC basis	399	292	322
Underlying RC profit (loss) before interest	(249)	(316)	(544)
Depreciation, depletion and amortization	989	1,033	1,008
Capital expenditure«	292	408	441
aIncludes sales to other segments. bSee page 337 for information on the cumulative impact of FVAEs.
Financial results
RC loss before interest and tax for 2025 was
$40 million, compared with $988 million
for 2024.
Adjusting items for 2025 had a net favourable
impact of $608 million. Adjusting items
include impacts of fair value accounting
effects, which had a favourable impact of
$1,157 million.
Adjusting items for 2024 had a net adverse
impact of $380 million. Adjusting items
include impacts of fair value accounting
effects, which had an adverse impact of
$221 million.
After adjusting RC loss for the adjusting items,
underlying RC loss before interest and tax for
2025 was $648 million, compared with a loss
of $608 million for 2024.

bp Annual Report and Form 20-F 2025	37

Strategic report

Sustainability

Sustainability at bp
Our sustainability frame focuses on three areas – getting to net zero, improving people’s lives and caring for our planet.
Reporting on sustainability
In this section, we cover selected sustainability issues along with information in the following areas:
•Performance on our net zero aims, see page 37.
•Climate-related financial disclosures, see pages 41-54.
•Our approach – safety, ethics and compliance, our people, biodiversity, water, and ‘Who we are’ (our beliefs), see pages 55-59.
We provide an update on our actions on our aims, and our wider progress in relation to embedding sustainability, in our latest Sustainability Report bp.com/sustainabilityreport.

Our sustainability aims We have five sustainability aims, focused on the areas we believe are most relevant to the long-term success of our business.

Net zero operations
Our aim is to reach net zero« by 2050
or sooner for Scope 1 and 2 emissions
within bp’s operational control[a],
including by maintaining ‘near-zero’
methane intensity« across our operated
producing assets, enabled by supportive
government policies. See page 38.

Net zero sales
Our aim is to reduce to net zero the average
lifecycle carbon intensity of the energy
products« we sell by 2050 or sooner,
enabled by supportive government policies
and the decarbonization of energy demand.
See page 38.
People
Our aim is to support our employees and
local communities through the energy
transition. See page 59.
Biodiversity Our aim is to support biodiversity where we operate[b]. See page 59. Water Our aim is to reduce our net freshwater use in stressed catchments where we operate. See page 59.

Net zero
Our ambition remains to be a net zero
company by 2050 or sooner, and to help the
world get to net zero.
Both our net zero aims make explicit what is
needed to enable their delivery – and delivery
of the associated interim targets or aims.
Our future business and investment decisions,
which will affect the outcomes for these aims,
will be intended to facilitate delivery of our
strategy and investor proposition, applying our
balanced investment criteria, one of which
relates to sustainability.
We believe our net zero ambition and aims,
taken together, are consistent with the goals
of the Paris Agreement.
By setting a path that enables us to make a
positive contribution, working to build out and
participate in many of the new energy value
chains the world will need, and through our
efforts to reduce our overall operational
emissions, our ambition and aims support the
world’s progress towards the goals of the
Paris Agreement.
Net zero aims 2025 performance

Aims	Measure/coverage	2019	2025 performance	2025 targets	2030 aims	Aims for 2050 or sooner
Net zero operations«	Scope 1+2	Baseline 54.5MtCO2e	37%cd	20%[c]	45-50%[c]	Net zero«
	Methane intensity«	0.14%	0.04%[e]	0.20%	Near zero
Net zero sales«	Average lifecycle carbon intensity of sold energy products«	Baseline 84gCO2e/MJ	7%[f]	5%[f]	8-10%[f]	Net zero
aOn a CO2e basis.
bAt our new in-scope bp-operated projects and major operating sites.
cReduction in absolute emissions against 2019 baseline.
dIn 2025 bp made an adjustment to the operational control boundary for Scope 1 and 2 GHG emissions. This means certain operations, assets or sources which were previously included, such as power generation on contractor-operated drilling rigs, are now excluded. This change has a less than 1% impact on reported operational emissions. For more information on the scope of bp’s operational control boundary see bp.com/basisofreporting.
eSince 2024 reported absolute methane emissions from major operated oil and gas processing sites are based on our new measurement approach. Prior to 2024 these emissions were calculated using a different methodology and therefore the methane intensity reported in those years and calculated using that data does not directly correlate to progress towards delivering the 2025 target.
fReduction in the average lifecycle carbon intensity of sold energy products against the 2019 baseline. The percentage change is calculated from the source data instead of the rounded carbon intensity number.

38	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Sustainability continued
Net zero operations TCFD
Our aim is to reach net zero by 2050 or sooner
for Scope 1 and Scope 2 emissions within bp’s
operational control including by maintaining
‘near-zero’ methane intensity« across our
operated producing assets, enabled by
supportive government policies.
We achieved a reduction of 37% against a
targeted 20% reduction in our operational
emissions by end-2025 and are aiming for a
45-50% reduction by the end of 2030, both
against our 2019 baseline.
New projects coming online add to the
challenge of reducing our operational
emissions. Continued investment in
abatement and further portfolio optimization
will be needed to meet our 2030 aim.
We also achieved our 2025 target for methane
intensity of 0.20%. Our methane intensity
for 2025 was 0.04%, compared with 0.07%
in 2024.
Scope 1 and 2 emissions
Our combined Scope 1 and 2 emissions were
34.3MtCO2eab in 2025 – an increase from
33.6MtCO2e in 2024 due to growth in our
portfolio and seven major project start-ups.
The total decrease in emissions to 2025
includes 18MtCO2e attributable to divestments
and 5.7MtCO2e in emissions reductions
activity.
In 2025 our Scope 1 (direct) emissions were
33.7MtCO2e – an overall increase from
32.8MtCO2e in 2024. Of these Scope 1
emissions, 32.8MtCO2e were from carbon
dioxide and 0.9MtCO2e from methanec.
In 2025 our Scope 2 (indirect) emissionsd
decreased by 0.1MtCO2e, to 0.7MtCO2e,
compared with 2024. The enhanced use of

Average carbon intensity of sold energy products (gCO2e/MJ)[f]
	2025	2024	2023	2022	2021	2019
Average carbon intensity of sold energy products	79	79	80	81	81	84
Oil/refined products	91	91	91	92	92	95
Gas/NGLs	67	67	67	67	67	68
Bioproducts[g]	38	41	44	43	44	47
Power/heat[h]	51	50	56	29	27	28
lower carbon power agreements contributed
to this decrease.
We report our Scope 1 and 2 emissions on an
operational control and equity share basis in
the bp ESG Datasheet 2025.

bp.com/ESGdata
Scope 3 emissions TCFD
In 2025 our Scope 3 category 11 emissions
were 471MtCO2ee. These are the end-use
emissions associated with sales of energy
products, as determined in bp’s calculation
of the average carbon intensity of our sold
energy products«.
Methane
Since 2024 absolute methane emissions have
been reported based on our new methane
measurement approach across our major
operated oil and gas processing sites. Using
this approach, our methane intensity was
0.04% in 2025 (2024 0.07%c). Methane
emissions from our upstream« operations
used to calculate this methane intensity
were 25kt in 2025 (46kt in 2024c).
Marketed gas volumes were broadly flat at
3,637bcf in 2025.
The lower emissions and intensity in 2025 were
primarily from improved management of
abnormal plant conditions in our Tangguh
operations, Indonesia, reported in 2024.
We remain on track to reach zero routine
flaring by 2030 in line with our aim under the
World Bank’s Zero Routine Flaring Initiative.
Net zero sales TCFD
Our aim is to reduce to net zero the average
lifecycle carbon intensity of the energy
products« we sell by 2050 or sooner, enabled
by supportive government policies and the
decarbonization of energy demand.
We have achieved our target to reduce the
intensity of our sold energy products by 5%
from the 2019 baseline by the end of 2025. We
are aiming for an 8-10% reduction by the end
of 2030 compared to our 2019 baseline.
In 2025 the average carbon intensity of our
sold energy products was 79gCO2e/MJ.
This represents a 7% reduction from our
2019 baseline.
The incremental improvement in performance
from 2024 was primarily driven by a growth in
retail power sales across our utility businesses
– bp Energy Retail and GETEC, our trading
business, and our renewable businesses –
Lightsource bp and JERA Nex bp. It was
supported by the high grading of our retail
portfolio and improved identification of
end-user sales volumes within the refined
product category.
Details of our net zero sales methodology are
in the bp Basis of Reporting 2025.

bp.com/basisofreporting
As announced in February 2025, we plan to
invest selectively and with discipline in
transition businesses«, see page 21.
Our disciplined approach to capital investment
means that individual investments will be
made when we consider there to be a clear
and compelling business case, in line with our
balanced set of investment criteria, see
page 22.
Advocacy related to net zero
We regularly advocate for or comment on the
development of policy that is relevant to bp
and our sustainability aims. In 2025 our
advocacy activities focused on various aspects
including bioenergy, hydrogen and carbon
pricing. We publish examples of our activity
online at bp.com/advocacyactivities.
aIn 2025 bp made an adjustment to the operational control boundary for Scope 1 and 2 GHG emissions. This means certain operations, assets or sources which were previously included, such as power generation on contractor-operated drilling rigs, are now excluded. This change has a less than 1% impact on reported operational emissions. For more information on the scope of bp’s operational control boundary see bp.com/basisofreporting.
bDue to rounding some totals may not agree exactly to the sum of their component parts.
cSince 2024 reported absolute methane emissions from upstream major operated oil and gas processing sites are based on our new measurement approach. Prior to 2024 these emissions were calculated using a different methodology and therefore the methane intensity reported in those years and calculated using that data does not directly correlate to progress towards delivering the 2025 target. Prior year data is provided for information purposes, and we do not seek to directly compare prior years.
d Scope 2 emissions on a market basis.
b  eThis Scope 3 category 11 metric follows a different methodology and boundary to the Scope 3 category 11 emissions from the carbon in bp’s upstream oil and gas production (known previously as bp’s aim 2 (net zero production), which was retired in February 2025), so is not directly comparable to prior years of data for that retired aim and does not correlate to progress towards any retired targets associated with it. Although these emissions are a subset of the lifecycle emissions under bp’s net zero sales aim, there is no target or aim associated with them. See bp.com/
basisofreporting for more detail on methodology.
fThe aggregate lifecycle emissions and energy values used in the calculation of the average lifecycle carbon intensity of sold energy products« are provided in the bp ESG Datasheet 2025.
gIncludes biofuels and biogas.
hCovers all power, including renewable and non-renewable.
TCFD Information that supports TCFD Recommendations and Recommended Disclosures in relation to governance (see pages 41-44)

bp Annual Report and Form 20-F 2025	39

Strategic report

Streamlined energy and carbon reporting (SECR) information
Further information on our greenhouse gas (GHG) emissions, energy consumption and energy efficiency is set out here and on the following page. It includes disclosures in respect of the SECR requirements. Further breakdown of our GHG and energy data is available in the bp ESG Datasheet 2025 at bp.com/ESG.

Operational controlab	Unit	2025	2024	2023
Scope 1 (direct) emissions[c]	MtCO2e	33.7	32.8	31.1
UK and offshore	MtCO2e	1.0	1.0	1.0
Global (excluding UK and offshore)	MtCO2e	32.6	31.8	30.1
Scope 2 (indirect) emissions – location-based[c]	MtCO2e	1.7	2.4	2.0
UK and offshore	MtCO2e	0.02	0.02	0.02
Global (excluding UK and offshore)	MtCO2e	1.7	2.4	1.9
Scope 2 (indirect) emissions – market-based[c]	MtCO2e	0.7	0.8	1.0
UK and offshore[d]	MtCO2e	0.03	0.02	0.0
Global (excluding UK and offshore)	MtCO2e	0.7	0.8	1.0
Energy consumption[e]	GWh	134,448	129,872	124,770
UK and offshore	GWh	4,718	4,526	4,688
Global (excluding UK and offshore)	GWh	129,730	125,347	120,082
Ratio of Scope 1 (direct) and Scope 2 (indirect) emissions to gross production[f]	teCO2e/te	0.16	0.16	0.16
UK and offshore	teCO2e/te	0.12	0.13	0.13
Global (excluding UK and offshore)	teCO2e/te	0.16	0.16	0.16

a  Operational control data comprises 100% of emissions from activities operated by bp / where bp or its subsidiaries has full authority to introduce and implement its OMS«. Read more at bp.com/basisofreporting.
b  Due to rounding, some totals may not agree exactly to the sum of their component parts.
c  In 2025 bp made an adjustment to the operational control boundary for Scope 1 and 2 GHG emissions. This means certain operations, assets or sources which were previously included such as power generation on contractor-operated drilling rigs are now excluded. This change has a less than 1% impact on reported operational emissions. For more information on the scope of bp’s operational control boundary see bp.com/basisofreporting.
d  REGOs and other instruments reflected in our data had not been retired at the time of publication but are expected to be retired subject to business decisions at the end of the compliance period.
e  Energy content of flared or vented gas is excluded from energy consumption reported as although it reflects loss of energy resources, it does not reflect energy use required for production or manufacturing of products.
f  Gross production comprises upstream production, refining throughput and petrochemicals produced.

40	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Sustainability continued
Streamlined energy and carbon reporting (SECR) information
Energy efficiency measures
Operational efficiency
We take a portfolio view of our project
improvement activities at individual sites.
This allows us to prioritize the most
effective projects, supporting energy
efficiency, reduced carbon emissions, and
lower costs.
During 2025 we completed energy
efficiency reviews across four production
regions: the North Sea, Oman, Egypt and
Asia Pacific. Our refining business also
completed the energy efficiency
programme launch in 2024. Additional
reviews were carried out at the Cherry
Point (US), Castellón (Spain) and
Gelsenkirchen (Germany) refineries. The
opportunities identified through these
reviews will be progressed through our
established business processes and plans
that support our net zero ambition.
In 2025 a total of 14 new emissions
reduction projects and actions
contributed to reductions of 0.27MtCO2e,
including low carbon energy consumption
projects. This is in addition to the 27
emissions reduction projects delivered in
2024, which achieved a reduction of
0.42MtCO2e. These projects are tracked
based on GHG reductions and include
energy efficiency improvements.
Archaea Energy purchased renewable
energy certificates (RECs) equivalent to
125ktCO2e in emissions savings on a
market basis.
A further 144ktCO2e of emissions
reductions were achieved through energy
efficiency improvements in production
processes and flaring optimization
projects during 2025. These included:
•Three projects at our Tangguh facility
delivering 45ktCO2e in reductions,
including flare purge rate
rationalization and boil-off gas flaring
minimalization.
•A power synchronization project
between two platforms in Trinidad and
Tobago which reduced spinning
reserve through an electrical tie-over
enabling load sharing, delivering
14ktCO2e reductions.
•Ongoing programmes at bpx energy
including replacement of natural-gas
driven pneumatic controllers,
installation of solar air compressors,
electrification measures and
reductions in fugitive emissions,
delivering 80ktCO2e.
In addition, our Castellón, Rotterdam
(Netherlands), and Whiting (US) refineries
have implemented further actions to drive
energy efficiency and reduce carbon
emissions, including steam trap repair
and replacement programmes. At Cherry
Point the restoration of cooling water
infrastructure improved reliability in
meeting refinery needs and enhanced the
efficiency of compressor operations.
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
allows bp to realise emissions and
maintenance cost reductions from fewer
running machines, while managing the
associated production risk.
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
Our approach to reporting GHG emissions
broadly follows the GHG Protocol
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
Ratio of Scope 1 and Scope 2
emissions to gross production
bp reports a ratio of Scope 1 and Scope 2
emissions to gross production, see the
SECR table on page 39. This covers all our
Scope 1 and Scope 2 emissions on an
operational control boundary basis and
uses gross operated sales from our
operated oil and gas facilities, refinery
throughput and petrochemicals
produced. The denominator uses output
from production businesses, refineries
and petrochemical facilities, which
account for 96% of total operated
emissions. The intensity ratio has
remained the same as 2024.
The ratio provided in the SECR table uses
production and throughput from our
operated upstream, refining and
chemicals businesses as a measure of
output which can be consistently
reported against. We report data on a
consolidated basis in the Annual Report
and Form 20-F and this differs to the
production and throughput used for the
ratio in the SECR table, which aligns with
the operational control boundary basis.

bp Annual Report and Form 20-F 2025	41

Strategic report

Climate-related financial disclosures[a]
We want to continue to work constructively
with the IFRS Foundation’s International
Sustainability Standards Board (ISSB) and
others as they develop good practices and
standards for transparent climate-related
reporting.
In 2025 we continued to engage with the
World Business Council for Sustainable
Development (WBCSD) in relation to its
ongoing ’Climate Scenario Analysis Reference
Approach for Companies in the Energy
System’. Read about how we have used the
WBCSD Scenario Catalogueb as the start point
for consolidating our Transition Scenario
Catalogue«, which was used to inform our
own scenario analysis, on page 52.
TCFD statement
We report in line with the FCA Listing Rule
UKLR 6.6.6R(8), which requires us to report on
a ‘comply or explain’ basis against the TCFD
Recommendations and Recommended
Disclosures in respect of the financial year
ended 31 December 2025c.
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
Recommendations related to Strategy and
Metrics and Targets. In determining materiality
for these purposes, we considered whether
particular information may have the potential
to influence the economic decisions of our
shareholders. We have also, where
appropriate, considered the TCFD guidance
and other supporting materials referred to in
the UK Listing Rulese. In the Strategy (b)
section on page 46, we describe elements of
our plans for the transition to a lower carbon
economy as we execute our strategy.
As explained on page 10, we explain why we
consider our strategy to be consistent with the
goals of the Paris Agreement.
The strategy has been developed taking into
consideration, among other things, the bp
Energy Outlook scenarios, which take account
of climate commitments and pledges made by
countries in which we operate alongside a
range of other factors.
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
bOur 2025 analysis used a suite of external scenarios from various providers – this took as its start point the latest WBCSD (World Business Council for Sustainable Development) Scenario
Catalogue (V3, published in 2024), which we then updated for relevant metrics where underlying source data providers (IEA, NGFS, UN PRI) have published more recent (or withdrawn older)
transition scenarios. We have referred to this as our Transition Scenario Catalogue« – for more detail see page 52.
cIn considering the consistency of our disclosures with the TCFD Recommendations and Recommended Disclosures we have had regard to, among other things, the documents referred to in
UKLR 6.6.8G and 6.6.9G, as applicable to the financial year 2025.
dIn preparing the disclosures we have referred to the TCFD implementation guidance ’Annex: Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures
(October 2021)’, available from fsb-tcfd.org/publications.
eUKLR 6.6.8G and UKLR 6.6.9G.
fWe interpret the term ’climate-related issues’ to relate primarily to those climate-related risks and opportunities for bp that are relevant to the delivery of long-term shareholder value in the context of the energy transition.
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
The board’s responsibilities extend to
oversight of bp’s internal control and risk
management framework, including climate-
related risks and opportunities, as set out in
the terms of reference of the board, available
online at bp.com/governance.
The board considers that our strategy allows
bp to be flexible to adapt to the evolution of
the external environment, including market
changes, to remain consistent with the
Paris goals.
The board and its committees have oversight
of climate-related issuesf, which include
climate-related risks and opportunities.
Related board and committee activities are set
out within the board activities section and
committee reports respectively, which can be
found on the pages detailed in the table on
page 42.
Climate-related risks and opportunities were
discussed at each relevant board meeting
covering strategy in 2025, and the
committees considered climate-related
issues where appropriate to do so in fulfilling
their responsibilities. Verbal reports from
each of the committee chairs are given at
board meetings to keep the board apprised
of the relevant matters discussed including,
where applicable, climate-related risks and
opportunities.
Our company secretary’s office manages the
process by which board and committee
agendas are set and works closely with teams
in bp to develop materials that assist the
board to discharge its responsibilities,
including in respect of climate-related issues.
The board also reviewed documents
containing climate-related disclosures –
including these TCFD disclosures.

42	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Climate-related financial disclosures continued
Learning and development
The board continues to develop its knowledge and expertise on climate-related and sustainability matters. For example, in 2025, the board took part in the following:

Renewables and power update	Included recent progress on, and plans for, offshore wind. Update provided to assist the board in remaining abreast of key energy transition risks and opportunities.
Hydrogen and carbon capture and storage transition growth« engine update	Update provided on bp-led projects including the Northern Endurance Partnership and Net Zero Teesside Power. Assisted the board in remaining abreast of key energy transition risks and opportunities.
Energy and economic update
The briefing was given by our chief economist on developments shaping the key political and societal trends currently affecting the energy transition, in advance of publication of the bp Energy Outlook 2025 in September 2025. Briefing assisted the board in remaining abreast of key developments.

The board is due to receive further updates on bp’s strategic process and sustainability frame in 2026.
Climate and sustainability expertise
The board believes its members possess the
necessary expertise related to climate change
and sustainability to support the group’s
strategy. In particular, eight of our non-
executive directors have specific climate
change and sustainability expertise, as set
out below.
This determination is based on an assessment
of their background and experience, with a
focus on their background in the energy
sector, experience in executive roles and
depth of experience in sustainability and
climate change, including climate-related
risks and opportunities.
For more general director skills information,
see page 73.
•Dame Amanda Blanc is the Group CEO of
Aviva plc, and has held several executive
roles across the industry. She was Co-Chair
of the UK Transition Plan Taskforce.
•Dave Hager has over 40 years’ experience
in the oil and gas industry. During his time
as CEO of Devon Energy Corporation, he
was instrumental in developing its
approach to climate and sustainability. He
also served on the American Petroleum
Institute Executive Committee as the
organization set out its positions on climate
and sustainability. He has served on the bp
safety and sustainability committee since
December 2025.
•Simon Henry has significant climate and
sustainability experience from senior roles
across the energy and financial sectors. As
CFO of Shell, he oversaw group strategy
through the period of the 2015 Paris
Agreement. He contributed to Lloyds
Bank’s first climate strategy, supported the
development of PetroChina’s Sustainability
Report, and, while a Non-Executive director
at Rio Tinto, helped shape its emissions
reduction plans. He has served on the
sustainability committees at Rio Tinto and
Harbour Energy, and was a contributing
member of Chapter Zero and the Energy
Transition Commission.
•Albert Manifold has a strong track record
of strategic leadership and operational
delivery. As CEO of CRH plc, the global
building materials company, he embedded
decarbonization, circularity and water
efficiency into the company’s strategy and,
under his leadership, CRH made recognized
progress in climate performance.
•Melody Meyer has deep-rooted operational
experience in the energy sector which
equips her to advise on climate-related
risks and opportunities. She has chaired
bp’s safety and sustainability committee
since November 2019, which oversees the
implementation of bp’s sustainability frame
and net zero ambition.
•Hina Nagarajan has over 30 years’
experience in senior roles within the
customer-focused FMCG sector. Through
her executive roles at Diageo, she is
responsible for assessing and mitigating
risks related to climate and sustainability,
as well as delivery of ESG targets for her
region and Diageo plc. During her time as
CEO of United Spirits Limited (Diageo plc’s
listed Indian subsidiary), she oversaw
the implementation of Diageo India’s 10-
year ESG action plan, and its Society 2030
mission, in addition to a number of other
sustainability initiatives.
•Satish Pai has extensive experience in the
resource and energy industries. He is
managing director of metals company
Hindalco Industries Limited, and leads the
company’s Sustainability Board in
overseeing sustainability initiatives – such
as sustainable mining practices, energy
conservation and recycling. He has served
on the bp safety and sustainability
committee since March 2023.
•Johannes Teyssen brings CEO experience
from his time at E.ON, where under his
leadership, it split its hydrocarbons and
non-hydrocarbons businesses – giving him
significant experience of considering
climate-related risks and opportunities. He
has sat on bp’s safety and sustainability
committee since 2021. He is a director of
Alpiq Holding AG, a Swiss energy services
provider and electricity producer in Europe.

Board and committees’ consideration of climate- related issues For examples from the year ended 31 December 2025, see the text indicated with TCFD on the pages set out below.
The board: pages 73-75
Safety and sustainability committee: pages 82-83
Audit committee: pages 84-88
Remuneration committee: pages 91-117

bp Annual Report and Form 20-F 2025	43

Strategic report

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
The assessment and management of climate-
related risks and opportunities are embedded
across bp at various levels and delegated
authority flows down from the board through
the CEO. See page 60 for more information on
risk governance and oversight.
2025 activity
Where considered appropriate, climate-
related risks and opportunities were discussed
at bp leadership team meetings in 2025 as
part of regular business performance updates
prepared for these meetings.
The bp leadership team provides oversight of
risk, including climate-related risk, through the
various committees described on page 60.
They are informed about and monitor
emerging risks over the short, medium and
longer term via emerging risk papers
produced by our SVP treasury. Members of the
leadership team receive information on the
longer-term risks and opportunities
associated with the energy transition via
updates produced by our chief economist.
These papers are shared with the board.
SVP level and beyond
The bp leadership team is supported by bp’s
senior-level leadership and their respective
teams, with dedicated business and functional
expertise focused on climate-related risks and
opportunities or on matters which may be
affected by such risks and opportunities. This
includes: health, safety, environment and
carbon; risk; and strategy and sustainability
(which includes our carbon ambition, policy
and economics teams). Alignment between
group, business and functional leaders is
fostered through other meetings, such as the
TCFD working group which leads the
preparation of bp’s climate-related financial
disclosures.
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

Group operational risk committee (sustainability)
In October 2025 our executive-level group sustainability committee (GSC), was replaced by the group operational risk committee (sustainability) (GORC(S)). This executive-level committee, chaired by the chief financial officer, provides oversight, challenge and support in the implementation of our sustainability frame and aims, and oversight of the management of potentially significant sustainability risks and opportunities, including those related to climate change.
Between the GSC and GORC(S) there were four scheduled meetings in 2025 with ad hoc discussions held as needed. In both committees, members considered bp’s sustainability aims, progress against targets and bp’s position on certain strategic sustainability issues.
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

44	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Climate-related financial disclosures continued

Climate governance: management of climate-related matters As at 1 January 2026 bp board level
Board	Audit committee	Safety and sustainability committee	People, culture and governance committee	Remuneration committee

EVP level
CEO	Group financial risk committee Chair: CFO	Resource commitment meeting Chair: CEO	Group operational risk committee Chair: CEO	Group operational risk committee (sustainability) Chair: CFO bp leadership team

SVP level

Sustainability forum Chair: SVP strategy & sustainability Focuses on sustainability plans and progress.	Production & operations sustainability table Chair: SVP HSE & carbon, P&O Focuses on the delivery of lower carbon plans in P&O – particularly in relation to net zero aims.

Cross-bp forums and meetings
Meetings and forums to allow cross-group discussions, integration and implementation.

Risk Management

TCFD Recommendation: Disclose how the organization identifies, assesses and manages climate-related risks.

Recommended Disclosure: a. Describe the organization’s processes for identifying and assessing climate-related risks.

bp’s risk management system and policy,
described on page 60, are designed to address
all types of risks including our principal risks
and uncertainties, described on page 62.
As part of this system, our businesses and
functions are responsible for identifying,
assessing, managing and monitoring
risks associated with their business or
functional area.
The process for identifying risks is outlined on
page 61 and guidance to support consistency
has been made available to our businesses to
provide them with a climate-related taxonomy,
which they are able to use as they see fit in
their identification and assessment of risk.
Where risks – including climate-related risks –
are identified, businesses and functions are
required to assess them, in line with our risk
management policy. This includes an impact
and likelihood assessment which supports the
consideration of relative significance and
prioritization of risk management activities.
The impact criteria outlined on page 63 include
health and safety, environmental, financial and
non-financial (such as regulatory impact)
criteria and are used for assessing risks,
including climate-related risks. This provides a
consistent basis for assessment across bp.
For the purposes of our TCFD disclosures, we
use the TCFD’s distinction between ‘physical’
and ‘transition’ climate-related risks.
Identification, assessment and
management of climate-related
opportunitiesa
As set out in our TCFD Strategy a and b
disclosures on page 46, we have identified
potentially material climate-related
opportunities and our strategy has been
informed by these. We identify climate-related
opportunities by considering a range of
information sources, including the bp Energy
Outlook, which helps to inform our thinking
about how the energy system might evolve.
Business opportunities continue to be
originated across bp, and taken forward
through bp’s investment governance
framework. For example, our gas & low carbon
energy and customers & products businesses
support the delivery of low carbon and
transition opportunities through organic and
inorganic growth.
Our investment governance framework (see
page 21) provides the mechanism by which
alignment of these opportunities with our
strategy is assessed and decisions on which
to progress are made.
aInformation added to satisfy the UK CFD Regulations.

bp Annual Report and Form 20-F 2025	45

Strategic report

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
As part of our annual process the bp
leadership team and board review the group’s
principal risks and uncertainties. Climate
change and the transition to a lower carbon
economy continues to be identified as a
principal risk, see page 64. It covers various
aspects of how risks associated with the
energy transition could manifest. Physical risks
such as extreme weather, which may be
affected or intensified by climate change, are
covered in our principal risks related to safety
and operations.
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
Building on a modelling exercise conducted
in 2022, a screening approach to support
identification of potential severe weather and
physical climate-related hazards at operational
sites across bp has been rolled out since 2024
as part of our operational management
system. Since 2024 screening has been
conducted for a number of sites each year.
Where potential hazards are identified, and as
appropriate, this enables further work to be
carried out to assess potential risks and
implement appropriate
management measures.
For other assets, such as our retail sites«, that
are typically not exposed to a comparable
level of severe weather risk, climate-related
risks such as flooding or wind damage may be
managed where appropriate through the
emergency response plans and business
continuity plans which are mandated through
bp-wide policies.
Additionally, at a group level we recognize risk
associated with the potential for increased
water stress due to climate change and other
factors and the impact this could have on our
operations and in the catchments where we
operate. In order to understand the water-
related challenges that we face, we review our
water impacts, risks and opportunities at our
major operating sites. These reviews consider
the quantity and quality of water used as well
as any regulatory requirements. We anticipate
adopting site-level activities as part of our aim
to reduce our net freshwater use in stressed
catchments where we operate. We anticipate
adopting a focused freshwater management
approach, addressing water-related business
risk where it is greatest, and we anticipate that
our freshwater withdrawal in stressed
catchments will be covered by freshwater
management plans by 2028. For more about
water, see page 59.
Transition risk
The board appraises bp’s strategy and
monitors bp’s management and operations to
obtain assurance over the delivery of its
strategy. This approach enables the effective
management of climate-related transition
risks and opportunities facing bp associated
with the energy transition. For the purposes of
our TCFD disclosures, we group transition risks
identified by our businesses and functions into
the three broad material climate-related
transition risks to bp, see page 52. However,
we continue to assess and manage the
component parts of those broad transition
risks, including:
Policy and legal risks
Our strategy and sustainability team leads the
definition of policy positions in line with bp’s
strategy and bp’s sustainability aims.
They work with our regional organizations as
well as corporate entities to discuss regional
and global policy trends and support external
positioning and interactions relating to policy
and advocacy topics.
Our group operational risk committee
(sustainability) provides oversight of
sustainability matters and our issues and
advocacy meeting covers emerging
advocacy issues.
Our legal team manages bp’s litigation,
including climate-related litigation, and
advises on the management of associated
risks. This includes the use of internal lawyers
and, where appropriate, external counsel.
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
Our communications and external affairs
teams help to manage corporate reputation
through identification and monitoring of key
issues and both proactive and reactive
engagement with relevant stakeholder groups.
The teams also advocate for policies that
support our strategy and sustainability aims,
see page 38.
Technology risks
Our technology team works to both mitigate
risks and identify opportunities associated
with evolving and emerging technologies that
play a role in the changing global energy
system. The team generates technology
reports for review by bp senior leaders and the
recommendations are overseen by the
relevant leadership teams, through the
Innovation Advisory Council. In appropriate
cases this helps to underpin and appraise the
business case for new investments, new
partnerships and new technology tools/
methods where these are being driven by
technology innovation.

46	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Climate-related financial disclosures continued
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
•Short term (to 2026): aligning with our near-
term business and financial planning
timeframe.
•Medium term (to 2030): aligning with our
group business outlook timeframe, and
enabling us to think beyond our short-term
targets and adjust course if appropriate.
•Long term (to 2050): using scenarios to help
explore the wide range of uncertainties
surrounding the energy transition over the
next 25 years. For more detail on our
approach, see page 7.
TCFD categorizes climate-related transition
risk and opportunity as follows: policy and
legal, market, reputation and technology. It
also refers to climate-related acute and
chronic physical risks and opportunities. Risks
in each of these categories have been
identified using a risk management process
that our businesses and functions are required
to follow. For more about how the relative
significance of identified risks is evaluated, see
Risk Management on page 44.
The risks and opportunities identified have
been considered in relation to bp’s reset
strategy, as announced in February 2025.
Climate-related transition risks
and opportunities
At a group level, we have identified three
broad, material climate-related transition risks,
outlined on page 52, underpinned by
underlying risks that are assessed and
managed through the risk process outlined.
These transition risks may cut across our
short-, medium- and long-term time horizons;
however, we indicate below wherever there is
a particular time horizon in which the risk has
been considered. The transition risks are also
global in nature, so we do not discuss specific
geographies here, but the underlying risks
refer to specific geographies where
appropriatea. We also see significant potential
for upside – or opportunity – associated with
some of these risks. These are discussed
under each risk on page 52 and in relation to
Recommended Disclosure (b) we also describe
the potential impacts of both the risks and
opportunities to bp.
Climate-related physical risks
The physical risks identified primarily relate to
severe weather and often represent potential
for increased drivers for safety and operational
risks to our operations, particularly process
safety, personal safety, and environmental
risks, see Risk factors page 62. In addition, we
have identified the potential for changes in the
availability of freshwater, including as a result
of climate change, as a risk to some of our
operations. Higher instances of extreme
weather also have the potential to impact
supply chains and critical infrastructure, such
as air and sea ports, as well as our customers.
We recognize that we could also face other
forms of physical climate-related risk over the
longer term, for example associated with
changes in sea level, extreme temperatures
and flooding, which could impact our
operations. As these risks are primarily
operational, and location-specific, they are not
grouped in the same way as transition risks.
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
Water resources
Water resources are increasingly under
pressure from various factors, including
climate change, and this poses a potential risk
to some of our operations that depend on the
availability of freshwater. Based on analysis
using the World Resources Institute (WRI)
Aqueduct Global Water Risk Atlas, and in
certain cases review of site-specific local data
sources, six of our 16 major operating sites in
2025 were located in regions with high to
extremely high water stress. Using WRI data,
we have identified the potential for this risk to
increase in the medium term. For more on
water consumption, see page 59.
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

bp’s plans for the
energy transition
In this section we talk about some of
our plans for the transition across
bp’s business areas and where we
do so we have identified these with
TPb. We describe below how we
believe our strategy and net zero
ambition are both good for business
and support society’s drive towards
the Paris goals.
Throughout the strategic report we
set out bp’s strategy and plans for
the energy transition. This includes
our progress against 2025
performance, see page 21.
Our progress against our net zero
aims are described on pages 37-38.

TP
Our strategy, business and financial plans are
informed by a range of inputs including the
climate-related risks and opportunities
associated with the energy transition outlined
above. We describe how we use scenarios to
inform our strategy on page 7.

bp Annual Report and Form 20-F 2025	47

Strategic report

Climate-related transition risks and opportunities

1
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
Alternatively, prices (such as Brent oil and Henry Hub natural gas) during the next decade could be higher than our financial planning assumptions under certain transition pathways, including those aligned with the Paris
Agreement. This could strengthen returns from our hydrocarbon businesses (including securing higher proceeds from assets we choose to divest) which may enable us to deliver enhanced shareholder value, further strengthen our balance sheet and grow investment in the transition, in line with our financial frame.

2
Our ability to grow or deliver expected returns from our transition businesses« could be impacted by the energy transition.
Several factors could restrict the growth of our transition businesses« or returns from them. These factors include: lack of, or insufficient development and application of, policies, regulations and frameworks that support low carbon businesses; insufficient consumer demand for our low carbon offering; strong competition in the market; or the insufficiently rapid development of supporting technologies and infrastructure or constraints on supply chains for low carbon energies. This could particularly impact bp in the short to medium term as new markets and technologies develop but could also represent a longer-
term risk.
Alternatively, demand, policy support or enabling technology and supply chain growth for renewables could support a more rapid portfolio shift with expansion of our low carbon businesses and higher returns from them.
Some low carbon businesses, including renewable power, bioenergy and emerging technologies such as hydrogen and carbon capture and storage (CCS), rely on policy support to promote growth. We support well-
designed, robust public policy that enables this.
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

3
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
businesses.
The world is in an ‘energy addition’ phase of the energy transition in which it is consuming increasing amounts of both low carbon energy and fossil fuels. The bp Energy Outlook 2025 highlights that, although the structure of energy demand will likely change over the long term, with the importance of fossil fuels declining, replaced by a growing share of low carbon energy, led by wind and solar power, oil and natural gas continue to play a significant role in the global energy system for at least the next 10-15 years. This requires continuing investment in upstream oil and natural gas.
The insights from the bp Energy Outlook 2025 support our view that investment into oil and gas will be needed for decades to come and also that, while the pace and shape of the transition in the long run is uncertain, we continue to see the energy transition as a significant opportunity to grow value.
Perceived inconsistencies between the pace of bp’s transition and societal expectations could have reputational and commercial impacts that might impair our ability to deliver our strategy. However, we also see potential to positively differentiate bp, by delivering against our strategy, net zero ambition and sustainability aims.

48	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Climate-related financial disclosures continued
Oil and gas
In February 2025 we announced an increase in
upstream investment versus our prior
guidance. This additional investment allows us
to strengthen the portfolio, for example we are
building our US portfolio to around 1 million
boe/d by 2030, increasing production in our
US onshore business and developing our Gulf
of America Paleogene resource. In the Middle
East we are now partnered in the
redevelopment of several giant oilfields in
Kirkuk, page 31, alongside our existing position
in Rumaila, Iraq. These examples, alongside
other investment in our existing portfolio,
additional access and exploration underpin
expected growth in underlying production to
2.3-2.5mmboe/d in 2030, excluding future
potential divestments.
We recognize that the transition presents
uncertainty for our upstream business,
including the possibility of lower oil and gas
prices. In recent years we have maintained top
quartile unit production cost at around $6 per
barrel, made strong progress on operational
reliability and commerciality across our
portfolio, and we retain optionality to divest
lower margin barrels. We intend to maintain
the disciplined application of our balanced
investment criteria, which include the
consideration of applicable economic hurdle
rates and operational emissions intensity
levels, from a portfolio across oil and gas.
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
pages 37-38.
TP Customers and products
As announced in February 2025, we are
focusing the downstream – our customers &
products business – reshaping the portfolio to
focus on markets and businesses where we
have advantaged and integrated positions.
We recognize the risk of a decline in demand
for conventional vehicle fuels and products
due to the energy transition and are working to
increase the efficiency and resilience of our
existing fuels and lubricants businesses
through operating cost reductions and margin
optimization. In December 2025, we
announced an agreement to divest a 65%
shareholding in Castrol, strengthening our
balance sheet while retaining exposure to
future growth and optionality. We are also
increasing the resilience of our existing fuels
network and high-grading our regional
footprint. Since 2020 we have exited our
Switzerland, Turkey and Netherlands mobility
and convenience businesses, and in the past
year have announced our exit from our
mobility businesses in Austria. We are
reallocating capital into our most advantaged
positions such as major transit routes in key
markets where we see sustained demand for
fuels and EV growth, e.g. EV charging
investments on our sites near the German
Autobahn road network.
Our integrated mobility model across fuels
(hydrocarbons and biofuels), convenience and
EV charging provides resilience to the pace of
transition by allowing us to flex our offer to
meet customer demand.
In aviation, we will make selected high-return
investments to build our footprint; and see
strong growth potential in sustainable aviation
fuel through the transition.
Our biofuels business is already playing a key
role in building resilience to the energy
transition – helping to decarbonize the
mobility value chain using existing
infrastructure. In Q4 2024 we took full
ownership of bp bioenergy in Brazil, accessing
around 50kb/d of production and see
potential for future growth with support from
policy and market conditions. Our feedstock
positions also provide opportunity to
additional resilience to anticipated supply
shortages in the transition. In Q1 2026 we
launched Etlas, a joint venture with Corteva,
continuing our momentum in feedstocks with
the aim to produce one million metric tonnes
of feedstock per year by the mid-2030s (see
page 35).
At our refineries, the energy transition could
impact demand for certain products in the
future and raise costs. We expect the impacts
to be region- and asset-specific and are
difficult to fully anticipate, Consequently,
we are continuing to drive greater
competitiveness and value from our refineries,
aiming for 96% or above Solomon refining
availability. We are also repositioning our
refining portfolio and building resilience
through value chain integration, co-production
of biofuels alongside traditional products and
selective decarbonization initiatives.
TP Low carbon energy
Ongoing volatility and uncertainty continues to
impact low carbon energy businesses globally,
underlining the need to be aligned with and
flexible to market and policy development. As
announced in February 2025, we are changing
our model for low carbon – delivering with
partners and with external financing that will
be capital-light for bp and help improve our
equity returns.
In offshore wind, we established the JERA Nex
bp joint venture in Q3 2025. Recognizing the
exposure to transition volatility seen in recent
years, JERA Nex bp plans to focus on highly
disciplined, capital efficient growth, with bp
retaining an option to our equity share of
power offtake.
In solar, Lightsource bp continues to be a
leading global onshore renewable developer
in markets with attractive sector returns.
In our hydrogen and CCS businesses, we are
prioritizing fewer, higher value projects in the
near term while building capability and future
optionality to scale and grow as the market
develops. By focusing on projects in
jurisdictions where we have an adequate
regulatory framework, access to the value
chain including our own or customer demand
and leveraging access to advantaged carbon
capture and renewable power, we aim, over
time, to decarbonize our operations and help
our customers decarbonize. We sanctioned
four projects, for example, Lingen, Germany
in 2024 which is in line with our focus on
decarbonizing bp operations.
Through Archaea Energy, we believe we are
uniquely positioned in the US to meet growing
demand for renewable natural gas« as the
transition progresses. We are building
resilience by improving capital efficiency and
reducing operating costs and continue to
assess and develop new routes to market
and customer solutions to create future
optionality.
TP Supply, trading & shipping (ST&S)
Our ST&S business provides risk management,
flow and optimization services for our bp
equity and assets and third-party customers,
with a proven track record of resilience to
commodity cycles and the ability to capture
upside when market conditions present
opportunities.
The diversification of our traditional oil
business helps mitigate the risk of falling
demand in the US and Europe by providing
access to growing demand centres such as
Latin America and Sub-Saharan Africa and in
growth markets such as petrochemicals,
biofuels and adjacent agricultural
commodities.
Our gas and power business spans regional
and global markets. Our LNG portfolio offers
exposure to a lower carbon growth market
combined with flexibility through our
advantaged key global positions. Additionally,
with the acquisition of BP Energy Retail in the
US and GETEC in Europe, ST&S is building
resilience by participating further down the
value chain towards end consumers. Our
power trading business allows us to optimize
across the value chain from generation to
wholesale markets to customers. This helps
position us for further electrification of the
energy system as well as further
decarbonization of electricity.

bp Annual Report and Form 20-F 2025	49

Strategic report

Impact on technology
We are investing in digital and technology
solutions that can help to generate value for
bp, manage risk and help accelerate the
transition through focused scale-up and
innovation. This investment includes targeted
focus on research and development where bp
is and can be differentiated and growing
partnerships to increase leverage. We expect
our research and development spend to be
increasingly focused on technologies with the
potential to help identify and access new oil
and gas opportunities at lower cost, reduce
GHG emissions and enable our transition
businesses«. See page 9 for examples of
technology investments in 2025.
We recognize the potential for disruptive
technologies to impact our strategy. Alongside
our research and development investments,
our bp ventures portfolio also includes
investments in emerging technologies and
business models that can help support our
businesses and deliver our strategy.
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
Having considered both geographic factors
and the ability of climate models to adequately
represent future trends in physical climate
parameters, we seek to take the uncertainties
concerning climate-related physical risk into
account in our approach to design and
operating criteria for existing assets and new
major projects«. Where appropriate, we have
updated our metocean design criteria to
include consideration of both forward-looking
and historical models, including climate and
synthetic models, in an attempt to mitigate
both models and extrapolation uncertainty.
The particular models chosen will depend in
part on geographic location. See Risk
Management, page 44, for how we manage
these uncertainties.
As a step in seeking to improve the resilience
of our operations to the physical changes that
might result from climate change that we have
described above, we have continued to
undertake screening of present-day and future
potential physical risk exposure for selected
key assets and identified those sites with
potential for heightened exposure to physical
risks in order to prioritize these for further site-
based assessment.
Recognizing the potential impact of climate
change and other factors on water resources,
as part of our water aim, we are taking steps to
be more efficient in operational freshwater use
(read more about water use on page 59).
Impacts on our financial planning
Capital allocation: We plan to invest sufficient
capital to execute our strategy, enabling us to
mitigate the risks and capture the
opportunities we have identified. As part of our
annual planning processes, we assess the
distribution of capital across our business
areas, including consideration of market
evolution. In February 2026 we announced
that we expect capital expenditure« to be
$13.0-13.5 billion in 2026. To help maintain
resilience to the pace of transition and access
opportunities, we will continue to flex capital
as policies, technologies and markets evolve.
Access to capital: While there is potential for
concerns about the energy transition to
impact banks’ or debt investors’ appetite to
finance hydrocarbon activity, we do not
anticipate any material change to funding in
the short to medium term. We are committed
to strengthening the balance sheet and
continue to target improving credit metrics
within an ‘A’ grade credit range. We reiterate
our primary target for net debt of $14-18 billion
by the end of 2027. Net debt decreased from
$23.0 billion to $22.2 billion during 2025.
Since the end of 2019 we have repurchased
around $26 billion of short-dated existing
bonds and issued over $12 billion of new bonds
with a duration of 20 years or longer, doubling
the duration of our debt book.
We provide further information on financial
frame elements related to capital expenditure,
balance sheet management and buybacks on
page 18.
We provide more detail on financial risk
factors, including liquidity risk in Financial
statements – Note 29.
Investment criteria: Investments are evaluated
against a balanced set of six investment
criteria, including sustainability (see page 22).
The assessment of economics includes a set
of price assumptions that reflect our view of
market evolution (for our key investment
appraisal price assumptions, see page 20). In
addition, the investment economics for all
investment cases where bp’s share of annual
greenhouse gas (GHG) emissions from
operations are anticipated to exceed specific
thresholds include a carbon price for those
emissions, which rises from $67/tCO2e
in 2026 to $135/tCO2e (2024 $ real) in 2030.
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
Our price assumptions, including those set out
on page 20, reflect a range of future possible
scenarios and take account of the potential
impact of climate-related risks and
opportunities as well as current economic and
geopolitical factors. Consequently,
impairment losses and impairment reversals
consider inputs that arise from climate change
and the energy transition. It is not possible to
quantify separately the impact of these
different inputs on our impairments. However,
in conducting our impairment sensitivity tests,
that in part reflect transition downside risk, we
consider reductions in revenue that, if driven
by price alone, would be consistent with prices
within the range covered by the 1.5°C scenario
family within the Transition Scenario
Catalogue« data sets used for TCFD resilience
testing below.
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

We believe our strategy positions bp for
success and resilience in a Paris-consistent
world – a world that is progressing on one of
the many global trajectories considered to be
Paris-consistent, and ultimately meets the
Paris goals, see pages 10-11.
As in 2024, to help test our view of this, we
have assessed the resilience of our strategy to
different climate-related scenarios, including
1.5°C consistent scenarios.

50	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Climate-related financial disclosures continued
We did this in three steps:
1.First, we evaluated all business areas in our
portfolio by i) quantitatively assessing their
financial significance, in the context of bp’s
total financial outlook, to understand the
potential scale of financial/strategic impact
that could be put at risk if exposed to
transition uncertainty, including 1.5°C; and ii)
considering whether there is a key variable
– such as price or demand – which would
represent a transition driver of such risk.
2.Second, we quantitatively assessed the
impact, to each business area, of potential
transition exposure scenarios in 2030 – the
point in our planning horizon at which there
is widest transition uncertainty.
–For each of those business areas with
both sufficient scale and for which a
specific transition risk driver was
identified – which collectively represent
over 70% of our 2030 adjusted EBITDA«
outlook – we performed a scenario
analysis focused on that transition risk
driver, across a range of transition
pathwaysa, including 1.5°C, as set out
below and in our methodology summary
on page 52.
–For each of the remaining business
areas we performed a simplified
quantitative scenario analysis, by testing
the financial impact of a scenario in
which each business area’s expected
2030 adjusted EBITDA is assumed to be
reduced to zero – an outcome at least as
detrimental to that business area’s
adjusted EBITDA as could reasonably be
expected to result from business-as-
usual (BAU), well-below-2°C and 1.5°C
transition pathways.
–In this way, all business areas were
quantitatively tested to downside
impacts at, or beyond, a range of
transition scenarios.
3.Finally, on the basis of the results of steps 1
and 2, we identified those business areas
for which the possible consequences of the
downside scenario(s) were sufficiently
significant to potentially jeopardize group
strategic resilience – as in prior years, the
only business areas for which this was
found to be the case were oil and gas
production with respect to their exposure
to oil price. For these business areas we
assessed the potential implications for bp’s
strategic resilience (as defined below) over
the period from 2027 to 2030.
To undertake steps 2 and 3, we identified
financial criteria which can be modelled as
proxies for strategic resilience – choosing to
do this through three lenses consistent with
our financial frame (as set out on page 18),
being our ability to deliver:
i.a resilient dividend;
ii.a stronger balance sheet that continues to
target improving our credit metrics within
the ‘A’ grade range; and
iii.disciplined investment allocation.
This is not intended to represent a ‘definition’
of resilience beyond the purposes of this
exercise, and a core assumption of this
analysis is necessarily that, aside from any
implications of the scenarios being tested,
including potential mitigations (such as capital
or cost management) that we might naturally
expect to take in response, bp will deliver the
assumed underlying strategic and financial
priorities out to 2030.
To undertake the modelling in steps 2 and 3,
we used a suite of external scenarios from
various providers (for example, IEA’s World
Energy Outlook (WEO 2024) Net Zero
Emissions by 2050 (NZE) scenario.
This suite of scenarios took as its start point
the latest WBCSD (World Business Council for
Sustainable Development) Scenario Catalogue
(V3, published in May 2024), which we then
updated for relevant metrics where underlying
source data providers (IEA, NGFS, UN PRI IPR)
have published more recent (or withdrawn
older) transition scenarios. We refer to this as
our Transition Scenario Catalogue«, with more
detail on its preparation provided on page 53.
When considering the long term (post-2030 to
2050), attention is drawn to the sensitivity
analysis conducted as part of our value-in-use
impairment testing for oil and gas assets,
outlined in Financial statements – Note 1. While
not intended to extend the strategic resilience
test as outlined above to the long term, it
provides an indication of how we monitor
potential longer-term financial impact to
revenue downside which, if resultant from
reductions in price in isolation, may be
associated with prices towards the bottom of
the range of trajectories in the Transition
Scenario Catalogue.
Our approach, described in more detail on
page 52, is directly applicable to transition
risks #1 and #2 – as well as their associated
opportunities – as these lend themselves to a
financially quantified scenario-based analysis.
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
While the results of any such analysis must be
treated with caution (being necessarily
dependent on numerous assumptions and
methodological choices, and having its own
limitations) overall this analysis and resilience
test reinforced our confidence in the
continued resilience of our strategy to a wide
range of transition scenarios, including those
consistent with limiting temperature rise
to 1.5°C.
In summary, the modelling indicated once
again that oil prices consistent with a 1.5°C
transition scenario remain our greatest
transition exposure to 2030, but that
nonetheless bp remains resilient to the lowest
oil price scenarios tested.
In undertaking this analysis we observed:
•There is considerable uncertainty across,
and often within, each Transition Scenario
Catalogue family in the pace and nature of
the transition to 2030 – and therefore
considerable range of potential financial
impact across some of the variables
selected for the analysis, reflecting the
complexity and interdependencies of the
energy transition (see table on page 53).
Generally, we observed that the faster the
pace of transition, the greater the
uncertainty in the exact shape of the
resulting energy system in 2030.
•Oil priceb is likely to remain the main source
of climate-related transition uncertainty for
our strategy through to 2030, reflecting
both the wide range of potential pathways
and the expected contribution to our total
adjusted EBITDA« over this period, that oil-
price-linked businesses representc.
•In the 1.5°C family, the potential downside in
2030 suggested by the lowest oil prices in
the Catalogue (the IEA WEO 2024 Net Zero
Emissions by 2050 (NZE) scenario) is
around 23% of group adjusted EBITDA in
2030. Scenarios from other scenario
families and providers (e.g. NGFS) indicated
higher prices in this time period.
aAlthough such scenarios do not and cannot represent all possible futures, we value them as a simplified and schematic way to consider the potential implications of, and uncertainty inherent within, a range of possible energy transition pathways to a future bp portfolio mix.
bOur multi-year (2027-30) oil price resilience test considered 2030 low oil prices consistent with the most extreme scenario in the Transition Scenario Catalogue – the IEA WEO 2024 Net Zero
Emissions by 2050 (NZE) scenario at $42/bbl (2023 $ real – inflated in line with bp’s other planning assumptions). Intervening years are interpolated from 2025 average actual Brent oil price.
cNote that for the purposes of our scenario analysis and resilience test, we have assessed the impact of oil price across both our oil production businesses and those natural gas businesses for which commercial outcomes are linked to oil price.

bp Annual Report and Form 20-F 2025	51

Strategic report

•Even with the most extreme 1.5°C-
consistent low oil price environment in any
of the scenarios, over the period from
2027-30, taking into account our ability to
optimize within the frames set out in our
strategy, and the mitigations that we would
naturally be expected to make in a lower
oil-price world, in our analysis we are able
to deliver across the three lenses we use to
consider strategic resilience for TCFD
purposes, described above.
•Furthermore, in several of the source
scenarios within the Transition Scenario
Catalogue tested, including those
consistent with 1.5°C, well-below 2°C and
BAU families, oil price could potentially
offer a financial upside relative to our
reference 2030 group business outlook.
•The maximum potential scale of downside
impact on our 2030 group adjusted EBITDA
(across the 1.5°C, well-below 2°C and BAU
scenarios) from our other natural gas and
our refining businesses was modelled to be
around 5%, while from each of our fuels and
low carbon energy business areas was <3%.
•It is reasonable to consider each potential
outcome in isolation since the outcomes
for different business areas vary across
scenarios (see table on page 53). Our
diversified portfolio helps mitigate the
implications for our strategic resilience of
the exposure of any individual business
area to the identified risk.
•In a BAU scenario, we believe our strategy
mitigates the risk of what we and others
have referred to as a ‘delayed and
disorderly’ transition, which might follow in
the medium to long term. Should the
earnings of any one of our in-scope
transition business« areas be challenged in
the modelled timeframe, our analysis
suggests that the impact of this on group
adjusted EBITDA in 2030 would not be
sufficient to impact the resilience of our
strategy, as described above.
•When considering the long term, the
outcome of impairment sensitivity analysis
is detailed in the Financial statements –
Note 1, which indicates the magnitude of
the reduction in the carrying amount of bp’s
currently held upstream oil and gas
properties.
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
Resilience to physical risk
As described on page 49, we have identified a
number of physical risks which may affect our
business and assets, the frequency or severity
of which could be affected by climate change.
Exposure to physical climate-related risk is
highly dependent on geographical location
and on factors such as asset design, and we
seek to manage these risks accordingly. We
consider that our approach to managing these
risks, described in Risk Management
Recommended Disclosure b) on page 46,
supports our strategic resilience to them.
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
There is, however, uncertainty across different
scenarios and wider variances were observed
when looking at the 5th and 95th percentile
values. Where the data does suggest greater
potential for climate-related changes in
physical conditions, we intend to consider
whether further work is necessary to
understand the potential for those changes to
adversely impact our operations. For example,
modelled changes in extreme precipitation by
2030 (50th percentile values) are less than 10%
across all onshore major operating sites apart
from Oman – where we have already
undertaken hydrological studies and flood risk
assessments that have supported the
development of our operations there.
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
We concluded that a significant proportion
of our oil and gas assets would need to be
permanently or temporarily shut in for
resilience to be jeopardized in this way.
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
Despite this uncertainty, we have found no
definitive basis in either the IPCC report or the
limited number of detailed studies we have
undertaken (see page 49), to conclude that
climate-change-induced increases in the
frequency or severity of severe weather events
would be likely to result, at any point in time
out to 2030, in disruption and shutdowns
across our oil and gas portfolio on a scale that
would reduce earnings so significantly as to
jeopardize the resilience of our strategy.
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
and the associated potential financial impact.

52	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Climate-related financial disclosures continued

Our approach to testing resilience to transition risk

Most of our analysis focused on our medium-
term time horizon (2030) – far enough ahead
to provide a divergent range of scenarios,
while not so far ahead that it is unrealistic to
attempt to generate credible financial
metrics for bp, or an individual business area
within bp. For the variable(s) considered
most significant, we also assessed resilience
over the period 2027-30. Beyond 2030 we
highlight the impairment sensitivities in the
Financial statements – Note 1.
Our analysis sought to quantify the potential
impact of a range of scenarios, including
those consistent with 1.5°C, on bp’s currently
held (at the time the analysis was completed)
internal reference group business outlook to
2030. This outlook is used for internal
corporate planning and holds a deterministic
view of our portfolio, activity set, cost and
capital frame – this aligned with the strategic
direction shared at the February 2025 Capital
Markets Update.
We have additionally validated the
conclusions of step 3, below, using our most
recent internally-held financial outlook (as at
10 February 2026).
Resilience is assessed against the financial
priorities set out in the 4Q/full year 2025
results update (10 February 2026).
A high-level summary of the steps taken as
part of our scenario analysis is as follows:
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
b.Three broad business areas (see table
below), representing over 70% of 2030
adjusted EBITDA, were identified as both
providing a potentially significant
financial contribution and facing clear
primary transition risk drivers, and so
were subjected to the driver-based
analysis set out in steps 2a-2b below.
c.The remaining business areas followed a
simplified approach – step 2c.

2.Scenario analysis: We tested the financial
impact of transition on all of bp’s
business areas in 2030 through either
specific ‘driver-based’ scenario modelling
(a-b), or ’simplified’ scenario analysis (c).
a.For the driver-based scenario analysis,
we selected the primary transition risk
driver(s) for each business area – the
variable(s) from the Transition Scenario
Catalogue« (see below) representing
what we consider to be the primary
driver(s) of that business area’s primary
exposure to the energy transition. For
each transition risk driver, we extracted
the full range of 2030 outcomes within
each scenario ’family’. Given the global
nature of the transition risks and
opportunities we have identified, we used
the ‘world’ values in the Catalogue except
for gas price (see table on page 53).
b.By calibrating the Catalogue’s 2030
scenarios to relevant business metrics
underpinning our strategic planning (for
example, oil price or primary energy
demand for oil), we modelled the impact
of each variable, across the full range of
scenarios and each scenario family,
including the most extreme downside
scenarios, on the 2030 expected
earnings (adjusted EBITDA) for the
associated business area. For example,
we applied an underlying RC profit« rule
of thumb to the deviation of oil prices in
the Catalogue versus our reference case
price. This analysis was ‘unmitigated’ (see
’Other key considerations’, below).
c.For the simplified scenario analysis, used
for the remaining business areas
identified in step 1c, we took a simpler
conservative approach, by evaluating
whether a scenario in which each
business area’s expected 2030 adjusted
EBITDA is assumed to be reduced to
zero (an outcome considered to be at
least as detrimental as could be expected
to result from ranges associated with
1.5°C, 2°C or BAU scenario families) could
have the potential to impact strategic
resilience (as defined below).
d.This analysis enabled us to assess the
potential for each business area to
impact group adjusted EBITDA (and by
implication associated cash flows) in
2030, when compared to the reference
group business outlook, to identify which
(if any) businesses, variables and
scenarios may have the potential to most
materially impact strategic resilience (as
defined below), and as such, which
business areas should be carried forward
into a multi-year resilience assessment.

3.Multi-year resilience test: This step tested
bp’s resilience to the exposure of any
sufficiently material business areas to
downside scenarios that may have the
potential to jeopardize the ability to
generate excess cash flow« and a strong
cash cover ratio – financial metrics that
were treated for the purposes of this
analysis as representing financial
evidence of delivery of bp’s strategic
financial priorities (see below).
From step 2, in 2025, only the exposure to
oil price was assessed as sufficiently
material in this sense. Our multi-year
(2027-30) oil price resilience test
considered sustained low oil prices
interpolated from 2025 actual Brent price
to the most extreme 2030 Transition
Scenario Catalogue case (IEA WEO 2024
NZE by 2050 Scenario) – falling to a 2030
minimum price of $42/bbl (2023 $ real).
Other scenarios, from providers such as
UN PRI IPR and NGFS, formed part of the
Catalogue, but indicated higher prices
than the IEA WEO NZE case used.
For information about the approach to
impairment sensitivity testing see
Financial statements – Note 1.
Transition Scenario Catalogue data
•The latest WBCSD[a] Energy Climate
Scenario Catalogue which was Version 3.0
published May 2024, has been used as a
starting point for compiling a suite of
transition scenarios. While there has been
no more recent update to the WBCSD
Catalogue (at the time of preparation),
certain underlying source providers (IEA[b],
NGFS[c], UN PRI IPRd) have since published
updated scenarios for key transition
variables or have ‘retired’ older scenarios.
•To reflect this more recent information,
the Transition Scenario Catalogue we used
is therefore based on variables and
scenario families from WBCSD V3,
updated for amended IEA, NGFS and UN
PRI IPR data where available (see
footnotes on the next page for details).
•For updated variables, oil and gas price
and primary energy demand for oil (used
for oil, gas and refining) were directly
available in the published data. ‘Final
energy demand for liquid oil in road
transport’; used for bp’s road transport-
related business areas, was not directly
available from updated publications and
so required some simple derivation by bp:
‘Total final consumption in road
transport’ (IEA) and ‘Final energy demand
in road transport’ (NGFS) were

bp Annual Report and Form 20-F 2025	53

Strategic report

disaggregated to estimate the proportion
associated with liquid oil based on the
published breakdown of ‘Road transport
final energy demand by energy source’
published in WBCSD V3. We believe that
this disaggregation of source data was
similarly required in previous years to be
conducted by WBCSD and its partners in
preparing their Scenario catalogues.
Other key considerations
•For the purposes of steps 2 and 3, we
considered the resilience of our strategy
to climate-related transition risk through
the three lenses described on page 52.
We defined the following as proxy
indicators for these lenses:
–Positive group excess cash flow (in
2024 termed ‘surplus cash flow’), to
demonstrate whether after funding,
among other things, capital spend
within our disclosed capital frame to
2027 (February 2025 Capital Markets
Update) and a resilient dividend per
ordinary share, sufficient excess
cash flow remains to maintain or
reduce net debt over the period.
–Healthy cash cover ratio as an
indicator of the ability to maintain a
strong investment grade credit
rating.
•For steps 2 and 3, we made the
simplifying assumption that, aside from
the driver being modelled, our strategy,
operating model, volumes, margins, sales
proceeds and tax rates would remain
unchanged out to 2030.

•There are a range of mitigations or actions
that we might naturally be expected to
experience (e.g. through deflation) or to
take in response to external market, price
and demand trends, including cost
reductions, portfolio adjustments,
shareholder distribution and balance
sheet choices, capital reallocation or
capital reductions within the frames set
out in our strategy.
•For step 3, given we would seek to make
use of opportunities to maintain our
strategic flexibility in the face of the many
uncertainties of the energy transition, our
methodology retains the optionality in
downside scenario modelling to apply
some or all of these mitigations.
•As outlined above, we utilized our latest
internal reference group business
outlooks as the basis against which
resilience has been tested, as this forms a
deterministic view against which to model
the transition sensitivities to 2030 and
aligns to the strategic updates provided
to investors in February 2025 (and
February 2026). Alongside disclosed
elements such as the capital frame range
to 2027, this includes shaping
assumptions such as future distributions
and net debt management.
•Rules of thumb applied to convert
variance in hydrocarbon price to variance
in adjusted EBITDA, these are considered
appropriate to the period in question – i.e.
they reflect the portfolio’s changing price
leverage over the period to 2030. Due to
the evolution of bp’s portfolio, these rules
of thumb may diverge from any short-
term rule of thumb that we publish.

•Through conducting this analysis, we do
not intend to imply or commit to a
specific forward trajectory of usage of
cash, beyond any disclosed in the investor
update in February 2025 (and 4Q/full year
2025 results on 10 February 2026) or other
published strategy updates. While we
cannot disclose, for confidentiality
reasons, the detail of the deterministic
case, the test assesses whether the
resilience indicators in our reference
group business outlook are impacted by
the transition uncertainties tested.
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
continue to evolve, our approach to
strategy.

Transition Scenario Catalogue« family ranges for 2030 key transition variables
Scenario families (as categorised by WBCSD/source providers):		BAU		Below 2°C		1.5°C
Business area	Transition variable	Min	Max	Min	Max	Min	Max
Oil and natural gas production	Oil price[e] ($2023/bbl)	65.2	81.2	65.4	81.2	42.0	72.3
	Natural gas price[f] ($2023/mmbtu)	3.81	4.38	2.59	4.38	2.10	4.62
Refining – refined oil demand	Primary energy demand for oil (% change vs 2020)	-2.4	14.4	-4.2	8.7	-21.3	-5.9
Conventional fuels retail and midstream	Final energy demand for liquid oil in road transport (EJ/yr)	74.3	88.7	71.9	88.7	63.5	72.1
For the other business areas not shown aboveg, we applied the generic scenario analysis methodology described in point 2d, above, thereby ensuring coverage of all of bp’s business areas.
aWorld Business Council for Sustainable Development; for the WBCSD Energy Climate Scenario Catalogue 3.0 (2024) see https://climate-scenario-catalogue.shinyapps.io/final_2024/.
bIEA World Energy Outlook (WEO) 2023, in WBCSD V3, updated with relevant data from IEA WEO 2024 (published October 2024); see https://www.iea.org/reports/world-energy-outlook-2024.
cNGFS v4.2, in WBCSD V3, updated with relevant data from NGFS v5.0 (released November 2024); see https://www.ngfs.net/ngfs-scenarios-portal/data-resources.
dUN PRI Inevitable Policy Response Forecast Policy Scenario (2023), in WBCSD V3, updated with relevant data from UN PRI IPR Transition Forecast Scenario (2025); UN PRI IPR Required Policy
Scenario (2021), in WBCSD V3, removed (now regarded as outdated); see https://ipr.transitionmonitor.com.
eOil price sensitivities have been applied to the oil and gas production portfolio that is linked to oil marker prices – as such it not only reflects oil production exposure, but also a proportion of bp’s natural gas production that is contracted off oil marker prices.
fGas prices shown reflect Henry Hub price ranges. Where available, Asian and UK gas price sensitivities have also been selected and compared to the Henry Hub sensitivity percentages with the maximum deviation selected and applied to the respective Asian and NBP rules of thumb for these parts of the gas portfolio, in order to provide the most conservative uncertainty range.
gIn 2025 this included, for example, biogas and biojet production, aviation fuel sales, EV charging, renewables and hydrogen production, as well as convenience and trading and shipping.

54	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Climate-related financial disclosures continued
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
Transition risks
•Note 5 to Financial statements: Segmental analysis. Segment revenue
(in table), pages 185-189
•Estimated net proved reserves and production (net of royalties),

•Note 4 to Financial statements: Disposals and impairments, page 182
•Note 8 to Financial statements: Impairment losses (in table), page 190
•Oil and natural gas prices used for value-in-use impairment testing and recoverability of asset carrying values, page 168
Physical risks
•Number of major operating sites in regions with high to extremely high water stress, page 59
•Freshwater withdrawals and consumption at major operating sites in regions with high or extremely high water stress, page 59
Climate-related opportunities
~~•~~Note 5 to Financial statements: Segmental analysis. Segment revenue
(in table), pages 185-189
•Gas & low carbon energy, page 28
Capital deployment
•Financial frame, page 18
•Price assumptions, key investment appraisal assumptions, page 20
(in table, indicated with TCFD)
•Amount invested in transition businesses«, page 21
•Additional information – capital expenditure by segment, page 335
•Note 7 to Financial statements: expenditure on research and development (in table), page 189
•Note 8 to Financial statements: exploration and evaluation costs (in table), page 190
Internal carbon prices
•Internal carbon price, page 20
Remuneration
•Directors’ remuneration report metrics: operated carbon emissions,

b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3
greenhouse gas (GHG) emissions, and the related risks
GHG emissions
•Key performance indicators (relevant KPIs shown with TCFD), page 17[a]
•Scope 1 and 2, in SECR table page 39
•Ratio of Scope 1 and 2 emissions: gross production, in SECR table

•Scope 3 (related to category 11) emissions page 38[b]
•TCFD: risks as described in Strategy a, page 46
•Risk factors, page 67
•A further breakdown of our GHG and energy data by business group is available in the bp ESG Datasheet 2025 at bp.com/ESG

c) Describe the targets used by the organization to manage
climate-related risks and opportunities and performance against targets.
Transition risks
•Net zero operations« (including methane), page 38
•Net zero sales«, page 38
Physical risks
•Water, page 59
Climate-related opportunities
•Net zero operations (including methane), page 38
•Net zero sales, page 38
Capital deployment
•Transition business investment, page 21
Remuneration
•Incentivizing employees, page 58
GHG emissions
•Net zero operations (including methane), page 38
•Net zero sales, page 38

aThese are our KPIs for the purposes of our disclosures pursuant to the UK CFD Regulations and Section 414CB (2A) (h) of the Companies Act 2006.
bIn determining the Scope 3 emissions that are ‘appropriate’ to be disclosed for the purposes of this Recommended Disclosure, we have considered this term in the context of the recommendation to disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities.

bp Annual Report and Form 20-F 2025	55

Strategic report

Sustainability continued
Our approach to sustainability
Our approach to sustainability is built on
strong foundations. They guide the way we
work, underpin our focus on safety and
support our net zero, people and planet aims.
Safety comes first
At bp, safety comes first. We want to improve
our safety performance and work towards our
goal to eliminate fatalities, life-changing
injuries and tier 1 process safety events.
We deeply regret the four fatalities and three
life-changing injuries that occurred in 2025.
Three employees in our TravelCenters of
America businessa died at work – two while
carrying out emergency roadside assistance in
separate incidents and one while servicing a
truck. In response, we have permanently
stopped roadside assistance next to active
traffic lanes. A contractor in our Thorntons
retail business died after falling from a ladder.
One employee and two contractors suffered
life-changing injuries. Two were hand injuries –
one in our TravelCenters of America businessa,
the other in our Mauritania and Senegal
business. The third was a head injury which
occurred during a crane lifting activity in the
North Sea (UK).
We have offered our support to the bereaved
families and the injured workers. We know we
have more work to do to improve our safety
culture and performance.
Keeping people safe
We remain focused on risks that have the
potential to cause fatalities or significant
injuries and we monitor and report on key
workforce personal safety metrics in line with
industry standards. We include both
employees and contractors in our data.
Life‑changing injuries decreased from six in
2024 to three in 2025ab. Our recordable injury
frequency (RIF) also decreased by 21%
compared to 2024, see page 16. These
reductions are encouraging, but we know we
must maintain our efforts to continue
improving our safety performance, by applying
the International Association of Oil & Gas
Producers’ (IOGP) Life-Saving Rules and our
own Safety Leadership Principles.
In 2025 we gained new insights about the
effectiveness of the IOGP’s Life-Saving Rules
in bp, due to the introduction of conformance
checklists tailored to the needs of specific
businesses.
aAt the time of publication (March 2026), as part of the transition period for recently acquired businesses, the safety reporting processes were still being integrated into bp’s safety reporting processes. As such, data from Archaea Energy, TravelCenters of America, Lightsource bp, bp bioenergy, X Convenience and new Eagle Ford assets in bpx energy are not included in 2025 reported data.
bIn addition to the four life-changing injuries reported in the bp Annual Report 2024, two additional injuries that occurred in late 2024 were later classified as life-changing after the publication of the 2024 report, in accordance with the 180-day classification window for life-changing injuries, bringing the total to six life-changing injuries in 2024.
cFor recently acquired businesses, there is typically a transition period while bp’s operating standards, as set out in OMS, are integrated or aligned.
dThe number of accidental or unplanned losses of hydrocarbon from primary containment from a bp or contractor operation, irrespective of any secondary containment or recovery. Oil spills >
1bbl are defined as any liquid hydrocarbon release of more than, or equal to, one barrel (159 litres, equivalent to 42 US gallons).
Driving safety
Driving continues to be one of the biggest
personal safety risks we face at bp. In 2025
five severe vehicle accidents occurred (2024
5). The number of kilometres driven fell by 19%
during the same period.

	2025	2024	2023
Severe vehicle accident rate per million km driven	0.03	0.02	0.02
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
We review and amend these requirements
from time to time to reflect our priorities. Any
variations in the application of our OMS, in
order to reflect the specific circumstances of
a bp entity or meet local regulations or
circumstances, are subject to a governance
process.
Our OMS requires each of bp’s operating
businesses to create and maintain its own
OMS handbook, describing how it will carry out
its local operating activities.
We use a ‘three lines of defence’ model to
facilitate the effective management of all
types of risk, including safety. The nature and
extent of first, second and third lines of
defence activities are based on the type and
level of risk.
Preventing incidents
We plan our operations carefully to identify
potential hazards and manage risks at every
stage through rigorous operating and
maintenance practices applied by capable
people. We design our new facilities in line
with process safety, good design and
engineering principles. We track our process
safety performance using industry-aligned
metrics such as those found in the American
Petroleum Institute recommended practice
754 and the IOGP recommended practice 456.
Our combined reported tier 1 and tier 2
process safety events« (PSEs) have decreased
for the past 12 years, apart from in 2019. There
were 27 PSEs in 2025 (2024 38), of which five
were tier 1 (2024 3) and 22 were tier 2 (2024 35).
In 2025 the number of oil spillsd increased to
110, compared with 96 in 2024.
Our operating sites share examples of good
practice, while our central health, safety, and
environment incident investigations team
reviews serious or complex incidents, which
may include near misses. Supported by the
use of leading indicators, such as inspections
and equipment tests, these activities help us
monitor and strengthen controls and identify
and address systemic gaps to prevent
incidents.

	2025	2024	2023
Tier 1 and tier 2 process safety events«	27	38	39
Oil spills – number	110	96	100
Oil spills – contained	57	49	52
Emergency preparedness
We have disaster recovery, crisis and business
continuity management plans and work to
build day-to-day response capabilities to
support local management of incidents. We
test our plans and preparedness through
exercises that simulate real-life scenarios. In
2025 we conducted 37 exercises in countries
including India and the US.
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
digitization, the emergence of new technology
such as generative artificial intelligence, and
reliance on IT systems and cloud platforms

56	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Sustainability continued
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

How we manage risk, page 60 Additional disclosures – cyber security, page 360
Working with contractors
Through documents that help bridge our
health, safety and environmental policies and
those of our contractors, we define the way
our OMS co-exists with systems used by our
contractors to manage risk on a site. We
conduct risk-based quality, technical, health,
safety and security audits before awarding
contracts. Once contractors start work, we
continue to monitor their safety performance.
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
policies apply.
Our people
Workforce by gender

As at 31 December 2025	Male		Female		Female %
	2025	2024	2025	2024	2025	2024
Board directors	7	5	6	6	46	55
Leadership team	4	5	4	5	50	50
Group leaders	169	186	99	100	37	35
Subsidiary« directors	473	519	294	253	38	33
All employees[a]	58,400	62,000	35,100	38,300	37	38
Number of employees

As at 31 December 2025	2025	2024	2023
Gas & low carbon energy	5,600	6,500	4,800
Oil production & operations	9,300	9,200	8,800
Customers & products	66,900	73,100	63,400
Other businesses & corporate	11,800	11,700	10,800
Total	93,700	100,500	87,800
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
strategy, purpose, beliefs and culture, and
conducts workforce engagement measures.

People, culture and governance committee report, page 89

bp Annual Report and Form 20-F 2025	57

Strategic report

Our culture
We want to build a culture that supports all of
our employees and promotes inclusion,
wellbeing and development.
Our culture frame, ‘Who we are’, defines what
we stand for and is integrated into our code of
conduct and our approach to inclusion. We
maintain oversight of our culture by measuring
employee sentiment and encouraging
employees to use our speak-up channels.
Read more about the board’s role in
overseeing bp’s culture on page 90.
Developing our people
Our people are crucial to delivering our
strategy and aims. We invest to ensure we
have the right people with the right skills
from diverse backgrounds, and we provide
training, development and competitive
rewards for them.
In 2025 bp employees collectively completed
around 2.1 million hours of formal learning
(2024 1.2 million hours). bp’s learning and
development framework is applicable to all
employees and covers safety, technical and
operational skills, leadership, and future skills.
Our mandatory training curriculum covers
conformance with our internal standards and
applicable laws and regulations.
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
In 2025 global female representation in bp was
37% (2024 38%), four of the eight positions in
our leadership team were held by women, and
37% of group leader roles were filled by
women (2024 35%).
In 2025 our ethnic minority representation in
the UK remained steady at 22% of our overall
workforce (2024 22%).

bp Gender and Ethnicity Pay Gap Report, bp.com/ukgenderpaygap
In line with UK reporting requirements, we
disclose information against external targets
on the representation of women and ethnic
minorities on our board and executive
management. Read more on diversity
reporting in line with the Listing Rules on
page 126.

Composition of the board, page 73
Promoting inclusion
To promote an inclusive culture, we support
employee-run business resource groups
(BRGs) in areas such as age diversity, social
mobility, gender, ethnicity, and disability.
As well as bringing employees together, these
groups contribute to our inclusive culture,
provide a representative voice for employees
and highlight and celebrate the achievements
of different groups. Each group is sponsored
by a senior leader and open to all employees.
Improving accessibility
We continue to take steps to progress
inclusion for our neurodivergent employees
and those with disabilities. We offer access to
support including assistive technology, such
as immersive readers and peripheral
accessories.
To help meet the requirements of our
employees we work closely with our
employee-led disability BRGs.
If existing employees become disabled, our
policy is to engage and use reasonable
accommodations or adjustments to enable
continued employment.
We have partnerships to help us implement
best practice methods to support
neurodivergent employees and those with
disabilities. Our partners include the Business
Disability Forum in the UK.
Employee engagement
Our managers hold team and one-to-one
meetings with their team members,
complemented by formal processes through
works councils in parts of Europe.
We regularly communicate with employees on
factors that affect bp’s performance, and seek
to maintain constructive relationships with
labour unions formally representing our
employees.
In 2025 we reset our approach to performance
management to reflect our organizational
focus on delivering bp’s strategya by
introducing clearer, more transparent
processes – aligned goals, business
scorecards, a new annual review cycle and a
simple individual rating system. These changes
will help embed a stronger performance
culture that supports our strategy.
We monitor employee sentiment through
several channels including our Pulse annual
employee survey, which is sent to all eligible
employees, and through our Pulse live survey,
which is sent to a representative sample of
employees weekly. In 2025 our overall
engagement metric, employee engagement,
decreased to 66%b (2024 70%).
We will continue to develop engagement plans
based on feedback from the annual and
weekly surveys to help us deliver on safety,
and meet our strategic objectives. The 2025
Pulse survey results highlight three priority
areas for engagement in 2026: two of these –
emphasizing psychological safety, and
strategy and performance – were also
priorities in 2025. The third – career and
development – is new.

Our employee engagement key performance indicator, page 16 How the board engaged with the workforce, page 80
Workforce health and wellbeing
We include an employee wellbeing index in our
Pulse annual employee survey and weekly
Pulse live surveys. Results from 2025 showed
that employee wellbeing decreased to 69%b
(2024 73%) generally because of organizational
transformation.
During bp’s transformation programme, we
have offered comprehensive mental health
support to employees which has been
developed through listening forums and
employee feedback.
Our approach to workforce health and
wellbeing combines globally available services
that can be tailored to meet local needs. All
employees have access to our global digital
health and wellbeing hub, Thrive@bp.
aThis reset approach to performance management is subject to local law, including consultation where required.
bAs a result of changes to the question set and the inclusion of employees from our retail business in the 2025 Pulse survey, the engagement and wellbeing scores for 2025 are not comparable with prior years.
TCFD TCFD Recommendations and Recommended Disclosures

58	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Sustainability continued
Linking remuneration to
sustainability TCFD
The bonus scorecard for 2025 against which
eligible employeesa are measured incentivized
them through three themes: safety and
sustainability (30%); operational performance
(15%); and financial performance (55%). For
2025 our sustainability measure was linked to
our operated carbon emissions. This measure
covers Scope 1 and 2 emissions based on our
net zero operations« aim. Our 2023-25 long-
term incentive plan scorecard was linked to
emissions reductions against our 2019
baseline (15%).
For 2026, progress towards our aim to achieve
net zero operations by 2050 or sooner will
continue to be rewarded through our long-
term performance share plans rather than the
annual bonus. For 2026-28 the scorecard
measure will focus on reducing Scope 1 and 2
operational emissions (20%).

Directors’ remuneration report, page 91
Share ownership
We encourage employee share ownership and
have a number of employee share plans in
place. For example, we operate a ShareMatch
plan, matching bp shares purchased by our
employees. We also make annual share awards
as part of our total reward package for all
senior and mid-level employees globally, and
a portion of our more junior professional
grade employees.
Ethics and compliance
Our code of conduct
Our code sets out the principles and
expectations that guide our daily activities. It
provides a framework to support safe and
ethical decision making, sets the standards for
how we do the right thing and empowers us to
speak up without fear of retaliation. Our code
is the foundation of ‘Who we are’, our culture
frame, and it puts safety first. Together with
our Safety Leadership Principles and OMS«,
it helps us act responsibly, comply with
applicable laws, and implement our
sustainability frame.
Our code applies to all bp employees, officers
and board membersb. Regular mandatory
training and communications help employees
understand how to apply it and how to raise
questions or concerns.
All bp employees are required to confirm
annually that they have read and understand
our code and act in accordance with its
principles. We expect and encourage all our
contractors and their employees to act in
ways that are consistent with it.
Any concerns or enquiries can be raised
through multiple speak-up channels. These
include line managers, senior leaders, and
contacts in our people & culture, ethics &
compliance, safety & operational risk
assurance or legal teams. We also have a
confidential global helpline, OpenTalk. It is
available for bp employees, the wider
workforce, communities, business partners
and other stakeholders and can be accessed
all day, every day by telephone or internet and
in 75 languages. Anyone has the right to
contact OpenTalk anonymously, except where
prohibited by law.
We take potential misconduct seriously and
thoroughly review allegations and respond,
conducting investigations where appropriate.
We may take action in response to reported
concerns to help proactively mitigate issues
around misconduct. We follow a defined
disciplinary process and will take action or
issue sanctions where appropriate. These may
include coaching or training, formal
reprimands or dismissal.
Nearly 5,000 concerns or enquiries were
reported in 2025 (2024 ~2,800). In 2025
around 1,300 separations resulted from non-
conformance with our code, including
unethical behaviour. Almost 90% of these
separations were from our retail business.
The most frequently raised concerns in 2025
related to alleged bullying, harassment and
discrimination, with these accounting for
around half of all concerns. The second
most common concerns related to allegations
concerning assets and financial integrity.
The 2025 mandatory code of conduct
training assigned to all bp employees
included a specific section on non-
harassment. Additionally, employees were
assigned a separate training module aimed
at preventing fraud.

bp.com/codeofconduct
Anti-financial crime
We operate in parts of the world where bribery
and corruption present a high risk, so it is
important that we engage with our employees,
contractors, suppliers and others to
emphasize that our commitment to ethical and
compliant operations is unwavering.
Our code of conduct explicitly prohibits
engaging in any form of bribery, corruption or
money laundering and promotes lawful and
ethical business practices. It includes an
expectation that we work to make sure our
business partners comply with our
requirements.
Our group-wide policies covering anti-bribery
and corruption, anti-money laundering, anti-
fraud and anti-tax evasion all include measures
and guidance to assess risks, understand
relevant laws and report concerns. They apply
to all bp-operated businesses.
We provide appropriate training including
for those employees in locations or roles
assessed to be at a higher risk of bribery and
corruption, money laundering and fraud that
could benefit bp.
In 2025 around 8,100 employees completed
anti-bribery and corruption training as part of
our ethics and compliance risk-based learning.
This is higher than the 5,900 employees
trained in 2024, due to the rolling cadence we
use to assign training.
We also conduct anti-bribery compliance
audits on selected suppliers to assess their
conformance with our anti-bribery and
corruption contractual requirements. We take
corrective action with suppliers and business
partners who fail to meet our expectations,
which may include terminating contracts. In
2025 we issued 19 ABC supplier audit reports
(2024 32).
Political donations and activity
We prohibit the use of bp funds or resources
to support any political candidate or party.
We recognize the rights of our employees to
participate in the political process and these
rights are governed by the applicable laws in
the countries where we operate. Our stance
on political activity is set out in our code
of conduct.
In the US we provide administrative support
for the bp employee political action
committee (PAC) – a non-partisan, employee-
led committee that encourages voluntary
employee participation in the political process.
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
aThe number of employees eligible for a cash bonus in 2025 was around 43,500.
bFor recently acquired businesses, there is a transition period while bp’s ethics and compliance standards, as required in our code, are integrated or aligned.

bp Annual Report and Form 20-F 2025	59

Strategic report

Tax transparency
We take a responsible and transparent
approach to tax, guided by our responsible tax
principles which align with our code of
conduct and our beliefs.
We comply with the tax legislation of the
countries in which we operate and we do not
tolerate the facilitation of tax evasion by
people who act for or on behalf of bp.
We are committed to transparency around
our tax principles and the taxes we pay. We
paid $8.3 billion in corporate income and
production taxes to governments in 2025
(2024 $10.6 billion).

bp Tax Report, bp.com/tax
Trade associations
Trade associations and industry initiatives play
a key role in fostering collaboration, sharing
knowledge and bringing stakeholders
together.
We made changes to the way we review our
trade association memberships in 2025. We
reviewed those with membership fees of
$100,000 or more to identify any significant
misalignments or lack of influence on
relevant policy between the association
reviewed and bp.

bp.com/tradeassociations
People and planet
Improving people’s lives
We want to support employees, our wider
workforce and local communities.
People
Our aim is to support our employees and local
communities through the energy transition by:
•Equipping employees with skills that can
improve their access to opportunities in the
energy transition.
•Developing targeted just transition plansa
for select assets or regions, that help
manage potential impacts on and
opportunities for people as we transition.
•Fostering an inclusive culture with an
employee workforce that reflects the
communities where we work (read more
on page 57).
We recognize the importance of a just energy
transition – one that delivers decent work,
quality jobs and supports the livelihoods of
local communities. We report on our work to
equip employees with the skills they need now
and for the energy transition, and on how we
are supporting local communities in the bp
Sustainability Report 2025.
Human rights
We believe everyone deserves to be treated
with fairness, respect and dignity. We respect
the rights of our workforce and those living in
communities where we operate, who are
potentially affected by our activities.
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
By the end of 2025 six of our projects were
either implementing or developing NPI plans.
In addition, all our major operating sites in
biodiversity-sensitive areas had developed or
started to implement biodiversity
enhancement plans.

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
Our water consumption in 2025
Since 2020 we have reduced freshwater
withdrawals (excluding once through cooling
water) by 15% and freshwater consumption
by 15% against the baselinef. Reductions in
2025 were the result of operational
efficiencies at our Lingen refinery in Germany,
and at Whiting refinery and bpx energy Eagle
Ford facilities in the US.
At our major operating sites, 13% (2024 11%) of
our total freshwater withdrawals and 22%
(2024 20%) of freshwater consumption were
from regions with high or extremely high water
stress in 2025.
Air emissions
We monitor our air emissions – sulphur oxides,
nitrogen oxides and non-methane
hydrocarbons – and, where possible, put
measures in place to reduce the potential
impact of our operational activities on local
communities and the environment. In 2025 our
total air emissions were flat compared to 2024.

bp.com/ESGdata
aWe will work to develop just transition plans with input from potentially affected stakeholders to help manage social risks and opportunities.
bAt our new in-scope bp-operated projects and major operating sites.
cNew bp-operated in-scope projects where planned activities have the potential for significant direct impacts on biodiversity are required to develop NPI action plans for those activities.
dThe threshold bp uses for stress is based on a water stress level of ‘high’ or above, as defined by the WRI Aqueduct Water Risk Atlas. bp determines areas of water stress using either the WRI
Aqueduct Water Risk Atlas or using site-specific local data sources.
eFollowing an update in 2024 to the basis for calculating freshwater withdrawal to align with the basis for calculating freshwater consumption and improve clarity and consistency, metrics based on freshwater withdrawal data have been restated for the years 2020-23 to reflect the exclusion of once through cooling water, including the 2020 baseline.
fThe 2020 baseline for freshwater withdrawal is 96.4 million m3 per year and for freshwater consumption is 55.9 million m3 per year.

60	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Risk management and internal control
Risk management and
internal control
bp identifies, manages, monitors and reports
on the principal risks and uncertainties that
can impact our ability to deliver our strategy.
These are described in Risk factors on page 67.
bp’s system of internal control
and risk management
bp’s system of internal control is a holistic set
of internal controls that includes policies,
processes, management systems,
organizational structures, culture and
standards of conduct employed to manage
bp’s business and associated risks. Risk
management forms an integral part of this
system and operates as one of the key
mechanisms through which internal controls
are designed, implemented and monitored.
An effective approach to risk management is
central to how bp operates, supporting safe,
compliant, and reliable operations as well as
greater efficiency and sustainable financial
results that contribute to long-term business
resilience. Within the system of internal
control, bp’s risk management system and risk
management policy are tailored to our
business model and governance structure and
align with the expectations of the regulatory
and governance regimes applicable to bp.
Where appropriate, they draw on recognized
international standards, including ISO 31000
and the COSO Enterprise Risk Management
framework, and are designed to provide a
consistent and clear framework for identifying,
assessing, managing (including responding to),
monitoring and reviewing, and reporting risks
from the group’s business activities and
operations to management and the board.
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
•Report clearly and consistently to
management, the leadership team and the
board on how principal risks are being
managed, monitored and assured, with
any identified enhancements that are
being made.

Risk oversight
and governance
Our key risk oversight and
governance committees include:
Board and committees
•bp board.
•Audit committee.
•Safety and sustainability
committee.
•Remuneration committee.
•People, culture and governance
committee.
Leadership team and
committees
•Leadership team meeting – for
oversight and for strategic and
commercial risks.
•Group operational risk
committee – for health, safety,
security, environment and
operations integrity risks. Group
operational risk committee
(sustainability) – for
sustainability-related risks.
•Group financial risk committee –
for finance, treasury, trading
and cyber risks.
•Group disclosure committee –
for financial and non-financial
reporting risks.
•People and culture committee –
for employee risks.
•Group ethics and compliance
committee – for legal and
regulatory compliance and
ethics risks.
•Resource commitment meeting
– for investment decision risks.
•bp quarterly internal audit
meeting – for assurance on the
oversight of bp’s principal risks.

Our risk management activities
Oversight and governance Set policy and monitor principal risks
The board and committees Leadership team and committees Businesses and functions Facilities, assets and operations

Business and strategic risk management Plan, manage performance and assure

Day-to-day risk management Identify, manage and report risks

Acquired businesses Integration plans are developed to transition acquired businesses into bp’s system of internal control, over an appropriate timeframe.

bp governance framework, page 77, board activities, page 78, and committee reports, pages 82-91.

bp Annual Report and Form 20-F 2025	61

Strategic report

Divested businesses
Separation and transition plans are
used to divest businesses in a
controlled manner, with clear
allocation of responsibilities,
appropriate oversight of
transitional service arrangements,
and continued management of any
retained liabilities or obligations.

Day-to-day risk management
Management and employees at our facilities,
assets, and within our businesses (including
supply, trading & shipping) and functions seek
to identify and manage risk, promoting safe,
compliant and reliable operations. bp
requirements, which take into account
applicable laws and regulations, underpin the
practical plans developed to help reduce risk
and deliver safe, compliant and reliable
operations as well as greater efficiency and
sustainable financial results.
Business and strategic
risk management
Our businesses and functions integrate risk
management into key business processes
such as strategy, planning, performance
management, resource and capital allocation
and project appraisal. They apply this by using
a standard framework for collating risk data,
assessing risk management activities, driving
further improvements, and informing
decisions on new or changing activities.
Board oversight of risk and
internal control
The board is responsible for establishing and
maintaining an effective risk management and
internal control framework, and for
determining the nature and extent of the
principal risks it is willing to take in order to
achieve its long-term strategic objectives.
Throughout 2025, management, the leadership
team, the board and relevant committees
provided oversight of how principal risks to bp
were identified, assessed, and managed. They
supported appropriate governance of risk
management, including having relevant
policies in place to help manage risks.
Such oversight may include internal audit
reports, group risk reports and reviews of the
outcomes of business processes including
strategy, planning and resource and capital
allocation. bp’s group risk team analyses the
group’s risk profile and maintains the group’s
risk management system.
Risk management processes
bp’s risk management processes help
underpin the long-term resilience of our
business model by promoting transparent,
risk-informed decision making and the
identification and management of risks and
potential opportunities aligned with bp’s
strategic priorities. These include existing
processes and sources of insight to consider
emerging risks or opportunities, such as
emerging risk communications to the board,
bp’s risk management system, the bp Energy
Outlook, bp’s technology-related news and
insights, ongoing emerging technology
scanning and strategy reviews. They also
include ongoing enhancements to our system
of internal control and risk management,
which are informed by lessons learned and
evolving governance expectations.
We aim for a consistent basis of measuring
risk to:
•Establish a common understanding of risks
on a like-for-like basis, taking into account
potential impact and likelihood.
•Report risks and their management to the
appropriate levels of the group.
•Inform prioritization of specific risk
management activities and resource
allocation.
bp’s risk management policy sets out
requirements for the group to follow. These
requirements support the consideration of
three risk types:
•Strategic and commercial.
•Safety and operational.
•Compliance and control.
Risk identification – our businesses and
functions identify risks across these risk types
on an ongoing basis, using a range of
approaches including risk workshops, subject-
matter expertise, hazard identification
processes and engineering requirements.
Risk assessment – identified risks are
assessed for potential impact and likelihood
on a worst credible and net (residual) basis
across a number of criteria, including health
and safety, environmental, financial and non-
financial (including reputation and regulatory
impact levels). This provides a consistent basis
for evaluating and comparing risks.
Risk response, monitoring, and reviewing –
risk management activities are prioritized
where improvements are needed based on
a number of factors, including the risk
assessment, strength of existing risk
management measures, strategy and plans
and legal and regulatory requirements. Risk
management measures, including mitigations,
are identified for each risk and monitored to
the extent considered appropriate. To
support leadership oversight of decisions
relating to risk management, the appropriate
organizational levels (EVP, SVP, VP) are
notified of risks and asked to endorse risk
management plans, depending on the
assessed potential impact and likelihood.
As part of bp’s annual planning process, the
leadership team and the board review the
group’s principal risks and uncertainties.
These may be updated during the year in
response to changes in internal and external
circumstances. Emerging risks are also
considered when determining whether
updates to the group’s principal risks
are required.
Risk reporting – risk information is reported
through a structured cadence that supports
timely escalation and oversight. Businesses
and functions provide updates on changes in
risk exposure, progress of planned risk
management actions, and the strength of risk
management measures, including mitigations.
This enables consistent aggregation across
the group and supports management, the
leadership team and the board in monitoring
and reviewing bp’s principal and emerging
risks and overall risk profile.
Assurance and internal audit
bp’s internal audit team provides independent
and objective assurance to the chief executive
and the board on the adequacy and operating
effectiveness of bp’s system of internal
control, including risk management
arrangements. Internal audit reports, thematic
findings, and improvement recommendations
are considered by the board and committees
as part of their oversight.
The group risk team maintains the risk
management and internal control framework,
analyses the group’s risk profile, and provides
further oversight and reporting.
Assurance activities across management,
specialist risk and control functions and
internal audit are aligned with bp’s principal
risks and underpin the effectiveness of bp’s
risk management and internal control
framework.

62	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Principal risks and uncertainties (Risk factors)
Principal risks and uncertainties
The risks discussed below, individually or in combination, could have a material adverse effect on the implementation of our strategy and business model, financial performance and financial condition, cash flows and liquidity, operational delivery, reputation, and long-term shareholder value. These are the risks the board considers to be bp’s principal risks and uncertainties
(or Risk factors).
Our risk profile
The nature of our business is long term,
meaning many of our risks are enduring in
nature. However, risks can develop and evolve
over time, and their potential impact or
likelihood may vary in response to internal and
external events.
During 2025, the board conducted a review of
the group’s principal risks, informed by bp’s
updated strategy, changes in our operating
environment, stakeholder expectations, and
the board’s commitment to maintaining clear
and effective oversight. Following this review,
the board approved a streamlined set of 16
principal risks (previously 20).
The reduction does not reflect a change in bp’s
underlying risk exposure; rather, the principal
risks have been reorganized to align with how
risks are governed and managed across the
group. Certain items previously presented as
standalone risks, such as insurance, and crisis
and business continuity management, are now
reflected within broader control and response
capabilities that support multiple principal
risks. In addition, some risks have been
combined, where appropriate, to remove
duplication and present a single view of
related drivers, accountability, and impacts.
Strategic and commercial risks
Commodity prices and market
environment
Our financial performance is impacted by
fluctuations in the prices of oil, natural gas,
refined products, and emerging energy
commodities due to factors such as volatile
energy markets, exchange rates, or structural
shifts in demand and supply, policy, or trade
(such as carbon pricing or LNG flows).
These prices are affected by factors such as
global supply and demand dynamics, the
actions of key market participants (including
OPEC+), and a range of external factors such
as geopolitical instability, public health
situations (including the outbreak of an
epidemic or pandemic), sanctions, trade
tariffs, and policy interventions that impact
energy flows.
Prolonged periods of low commodity prices
may reduce revenue, margins, and cash flow,
potentially requiring asset impairments, or a
reprioritization of strategic activity and may
also impact our ability to work within our
financial frame including potential reductions
in capital investment. Conversely, higher
prices do not always translate into improved
returns due to fiscal regimes, cost inflation, or
constrained market access.
In refining, profitability can be volatile and
is affected by regional supply and demand
imbalances (including regional oversupply
or tightness, demand shifts, shifts in product
mix, feedstock availability, and crack
spread volatility).
Currency movements – particularly where
revenues and capital costs are denominated
in different currencies – also impact project
economics and reported earnings.
Broader structural shifts, such as the pace of
the energy transition, evolving climate policy,
carbon pricing mechanisms, consumer
preferences, and the realignment of global
energy trade (e.g. LNG flows, carbon border
adjustments) may lead to enduring changes
in market conditions. These shifts could
affect the long-term competitiveness or
economic viability of existing assets and
investment plans.
Accessing and producing
hydrocarbon resources
Failure to adequately access, develop or
sustain production of hydrocarbon resources
may result in delivery delays, missed strategic
targets and adversely impact our financial
performance and undermine our reputation.
Our ability to generate value depends on
successfully identifying, accessing,
developing, and sustaining reliable production
of hydrocarbon resources at pace and scale.
This requires securing access; navigating
geopolitical and regulatory complexity;
effective and timely development and
deployment of technologies; delivering
projects on time; and executing with
operational and commercial discipline.
Delivery risks may arise from joint venture
misalignment, production reliability issues,
or extended unplanned outages across the
hydrocarbon value chain. Our activities are
sometimes conducted in challenging
environments such as those prone to natural
disasters and extreme weather events, which
heightens the risks of technical integrity
failure. The physical characteristics of an oil
or natural gas field, and cost of drilling,
completing or operating wells are inherently
uncertain. We may be required to curtail, delay
or cancel drilling operations or stop
production because of a variety of factors,
including unexpected drilling conditions,
pressure or irregularities in geological
formations, equipment failures or accidents,
adverse weather conditions and compliance
with governmental requirements. Such
outages can materially impact value,
erode investor confidence, and delay
strategic delivery.

bp Annual Report and Form 20-F 2025	63

Strategic report

This risk is increased in politically sensitive
jurisdictions, under volatile fiscal regimes, or
where accountability for portfolio progression
is unclear following divestments – near to
medium-term value remains heavily
dependent on competitive, reliable
hydrocarbon delivery. Sustained
underperformance, partner misalignment, or
high-profile project delays could limit reserve
replacement and constrain growth.
Major project delivery
Failure to invest in the best opportunities or
deliver major projects« successfully could
adversely affect our financial performance and
long-term competitiveness.
Our ability to select, define, execute, and
deliver large-scale, capital intensive, physical
projects (such as field developments,
refineries and infrastructure expansions) is
critical to our financial performance and
resilience. These projects are often complex
and executed in technically demanding,
geopolitically sensitive or geographically
challenging environments. Additional factors
such as extreme weather events or regulatory
constraints can affect schedule and cost
performance.
Major projects are often delivered through
joint ventures, strategic partnerships, or third-
party-led models, which can constrain our
control and influence over delivery,
governance, and standards.
The selection and design of our major projects
need to be resilient to the impact of severe
weather events (e.g. metocean criteria) and
other environmental factors (e.g. water
scarcity).
Potential risks include ineffective investment
prioritization, subsurface uncertainty,
capability constraints, supply chain disruption,
inflationary pressure or delays in permitting,
regulatory approval, commercial agreements,
or execution.
A failure to deliver key projects to schedule,
scope, budget, quality, or HSE standards may
lead to cost overruns, delays in production or
revenue, reputational harm, impairment, or
loss of licence to operate.
Geopolitical exposure
The diverse locations of our business activities
and operations around the world expose us to
a wide range of geopolitical developments
(including sanctions, trade route restrictions,
civil unrest, conflict, or government
intervention).
Geopolitical risks arise from operating in
jurisdictions undergoing political, regulatory,
or economic transition – and from broader
societal, ideological, and technological shifts –
including changes to taxation or regulatory
regimes, international sanctions, trade
restrictions, expropriation or nationalization of
property, civil strife, strikes, insurrections, acts
of terrorism, acts of war, and public health
situations (including the outbreak of an
epidemic or pandemic).
These events have, and can, disrupt business
activities and operations, restrict access to key
markets, and adversely affect financial
performance, long-term growth opportunities,
or reputation.
Rising bloc politics, energy nationalism, and
alliance-driven policy divergence could further
fragment global trade and investment
patterns, influencing where bp may operate,
partner, pursue business opportunities and
compete. Competition over critical minerals
and low carbon technologies is increasingly
geopolitical, shaping access to resources
and markets.
Geopolitical rivalry extends into technology
and cyber domains, exposing potential
operational and reputational vulnerabilities
linked to supply-chain sovereignty, data
integrity, and industrial security. Political
instability, shifts in alliances, or increased
government intervention may lead to barriers
to market access, disruptions in supply chains,
or challenges in executing existing or planned
operations. Divergent or extraterritorial
regulations (including sanctions, data, and
carbon border mechanisms) may create
conflicting legal obligations and compliance
complexity across jurisdictions.
Such events may also affect investor
sentiment, financing conditions, and access to
capital. Growing fragmentation of global trade
and regulation, coupled with rising energy
nationalism and polarized international
alliances, may exacerbate volatility in energy
supply, demand, and prices. Our exposure to
particular jurisdictions, vendors, and
technologies exposes us to the potential for
geopolitical tensions to intersect with
performance delivery, investor sentiment,
and stakeholder trust.
Liquidity, capital access and
financial resilience
External market conditions can impact our
ability to maintain liquidity, credit strength, or
access to capital markets which could impair
our ability to operate, meet financial
commitments, or deliver our strategy.
Market volatility, operational incidents, legal
proceedings, regulatory actions, or
geopolitical crises could reduce access to
funding or trigger unexpected calls on cash,
even where insurance or other risk transfer
mechanisms exist. A significant liquidity event
or credit rating downgrade could lead to
higher financing costs, constrained access to
capital, and reduced financial flexibility,
forcing us to reprioritize investment, reduce
expenditure, or accelerate planned or
unplanned divestments or dilutions,
potentially at less than the full market value.
We are also exposed to credit risk through
financial counterparties, joint ventures, trading
partners, receivables, customers, delays in
settlements, receipt of divestment proceeds,
or divestments not completing when planned.
All can impact cash flow and our ability to work
within our financial frame and in more severe
cases, we may need to review and reallocate
financial commitments or long-term
obligations such as pension funding
arrangements.
Maintaining confidence with investors, lenders,
and credit rating agencies is essential to
preserving financial resilience and access to
affordable funding, especially during periods
of capital scarcity or policy uncertainty.

Energy markets, page 6 Liquidity and capital resources, page 338 Liquidity, financial capacity and financial, including credit, exposure, page 68

64	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Principal risks and uncertainties (Risk factors) continued
Partner and third-party risk
The performance, standards, or compliance of
non-operated joint ventures, strategic
partners, contractors, sub-contractors, or
other third parties could expose bp to legal,
operational, financial, or reputational harm.
Many of our business activities are conducted
through partners and third parties – including
non-operated joint ventures, strategic
partners, contractors, sub-contractors, and
suppliers – where we may have limited
influence and control over performance
or compliance.
Our partners and contractors are responsible
for the adequacy of their resources and
capabilities, and there may be financial,
reputational, operational or safety exposures
and consequences for bp if their performance,
risk management or governance standards are
inadequate, including their safety practices,
cyber-attacks, quality or delivery of work,
financial management, legal compliance,
advocacy positions, and environmental, social
and governance (ESG) standards.
In some cases, third parties may not be able or
may not be willing to compensate us against
all of the costs we may incur on their behalf, or
pay their share of losses and liabilities which
may arise in connection with the activities in
which they have participated. Irrespective of
whether or not bp controls or has direct
oversight of third parties, we may still be
pursued by regulators or claimants, and may
still be the focus for interest groups or media
attention in the event of an incident.
Digital, cyber security and data risk
Increasing reliance on digital infrastructure,
growing AI adoption, and evolving cyber
threats exposes bp and our third-party
suppliers and contractors to data loss,
infrastructure failures, or system compromise
which could result in operational disruption,
regulatory breaches, significant fines and
reputational harm.
bp’s digital infrastructure, data platforms,
applications and connected technologies are
core enablers to our businesses, operations,
trading activities, customer engagement,
and corporate functions. These systems face
fast-evolving cyber threats – including
ransomware, nation-state interference,
and insider attacks – amplified by complex
third-party ecosystems and AI-enabled
technologies.
A breach or failure of our third-party supplier’s
or contractor’s digital systems, including
operational technology and cloud
environments, could result in the loss, misuse,
or compromise of sensitive data – including
personal, operational, or commercial
information.
The loss or misuse of data or sensitive
information, including employees’ and
customers’ personal data, injury to people,
disruption to our business, harm to the
environment or our assets, legal or regulatory
breaches, may result in legal liability and
significant costs including fines, cost of
remediation or reputational consequences.
At the same time, the rapid advancement and
scaling of generative and agentic AI – including
predictive technologies – presents both
significant opportunities and emerging
systemic risk. Without clear organization-wide
governance, bp may underperform, miss
strategic upside, or fall behind on safe and
compliant AI deployment.
Critical national infrastructure, data protection
and privacy regulations – particularly in
sensitive geographies – continue to grow,
increasing expectations on security, data
sovereignty, ethical use of AI, and
accountability for data handling. This reflects
the strategic importance of establishing and
maintaining resilience, trust, and performance
in a fast-digitizing environment. For more on
cyber security see page 360.
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
Investor preferences and sentiment are
influenced by ESG considerations including
climate change and the transition to a lower
carbon economy. Changes in those
preferences and sentiment could affect our
access to capital markets and our
attractiveness to potential investors,
potentially resulting in reduced access to
financing, increased financing costs and
impacts upon our business plans and
financial performance.
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
Policy, legal, regulatory, technological and
market developments related to climate
change could also affect future price
assumptions used in the assessment of
recoverability of asset-carrying values. This
may affect whether there is continued intent
to develop exploration and appraisal of
intangible assets; the timing of
decommissioning of assets; and the useful
economic lives of assets used for the
calculation of depreciation and amortization.
Competitiveness
Failure to maintain a competitive strategy,
underpinned by a strong portfolio of assets,
cost performance, innovative technology,
projects and long-term growth opportunities,
could negatively impact our investors’
confidence in our ability to grow long-term
shareholder value and returns.
We operate in an increasingly complex, fast-
paced, ever-changing, competitive global
energy market with evolving competitor
strategies. As an integrated energy company,
our ability to remain competitive with a
compelling, differentiated proposition for
stakeholders depends on the quality and
agility of our strategic, commercial, and
operational decisions and the execution of
those decisions including those related to
costs, capital allocation, innovation,
technology adoption, portfolio development,
customer propositions, and talent
deployment.
We could be adversely affected if we fail to
anticipate or respond effectively to rapid shifts
in policy, consumer preferences, investor
expectations, and disruptive competitor
activity or fail to protect our intellectual
property, increasing the risk of constrained
operations and diminished returns, and
shareholder expectations.
Ineffective communication of our strategic
direction and a compelling value proposition
could undermine stakeholder confidence and
investor expectations of bp’s long-term value.

bp Annual Report and Form 20-F 2025	65

Strategic report

Talent, leadership and
organizational capability
Failure to retain, develop, and attract the
talent, leadership, capabilities and behaviours
required to deliver our strategy could weaken
performance, culture, and long-term value
creation.
To manage our costs competitively and build
our resilience, we look to simplify and digitalize
our processes while evolving our skills and
capabilities, in line with our strategy and global
market trends. Failure to manage change and
transfer knowledge appropriately could
decrease efficiency, weaken performance and
increase costs.
We face growing competition for high-calibre
talent across a diverse set of business and
function portfolios, and a broad set of
geographies.
Expectations around organizational culture,
ways of working, leadership behaviours, and
career development opportunities must be
balanced with disciplined performance and
shared values and behaviours. Failure to
attract, develop and retain the right talent,
could result in delivery shortfalls, diminished
competitiveness, and erosion of stakeholder
trust. For more on our people see page 56.
Safety and operational risks
Process safety, personal safety and
environmental risks
bp’s operations and business activities are
exposed to a wide range of safety, operational
integrity, and environmental risks – particularly
under growing complexity and delivery
intensity – which could result in major
incidents that harm people or the
environment, disrupted operations, damage
to bp's reputation, legal liability, undermine
our financial standing or threaten our licence
to operate.
bp operates in complex and high-risk
environments where process safety, personal
safety, occupational health, technical integrity,
transportation, marine operations, and
environmental risks could result in major
incidents with significant human,
environmental, financial, and reputational
consequences. As a result, we could face
regulatory action and legal liability, including
penalties and remediation obligations,
increased costs and, potentially, denial of our
licence to operate.
Despite safety controls, barriers, and
management systems, failures may still occur
due to technical breakdowns, equipment
failure, human error, extreme (acute or
chronic) weather and climate-related factors,
or third-party actions.
Risk exposure is heightened during drilling,
production, marine transport and logistics,
pipeline operations, project construction or
maintenance activities – especially in
environmentally sensitive (e.g. areas of water
scarcity, biodiversity), remote or geologically
complex locations, or where infrastructure
reliability and emergency response
capabilities are constrained. These risks
extend to both the public and our workforce
and contractors, including physical safety, life-
saving rule violations, and occupational health
exposures such as chemical, biological,
psychosocial, or infectious risks.
Past incidents across the industry have
resulted in fatalities, significant spills, long-
term environmental damage, large-scale
remediation costs, and lasting reputational
harm. bp’s ability to maintain the technical
integrity of its assets, retain its licence to
operate and meet stakeholder expectations,
depends on consistently high performance in
safety and environmental execution across
the portfolio.
As bp continues to scale delivery across a
more diversified portfolio it remains essential
that safety systems, controls, and
organizational safety culture are maintained
and strengthened at every level of the
business to prevent serious failures, provide
operational continuity, and uphold trust with
stakeholders.

Safety, page 55
Security
Hostile acts such as terrorism, civil unrest,
armed conflict, sabotage, activism, piracy,
insider threats, workplace violence, cyber-
enabled physical attacks, or threats to
personnel security such as kidnapping or
detention could harm our people, disrupt
operations, compromise critical assets, or
damage our reputation.
Security threats may emerge or intensify in
response to geopolitical instability, conflict, or
state-linked activity that could target critical
infrastructure or supply chains. They may also
be politically, ideologically, or financially
motivated and influenced by regional
instability, activism, social unrest, or bp’s
presence in higher-risk geographies.
Increasing interdependence between cyber,
information, and physical domains may create
additional vulnerabilities across operational
technology, logistics, and data-driven systems.
Assets such as pipelines, terminals,
transportation routes, offshore platforms, and
operational-technology systems could be
particularly exposed. The risk of insider activity
– including unauthorized data access,
sabotage, or information leakage – is also a
continuing concern, particularly in complex
joint ventures or politically sensitive
environments.
The consequences of a major security incident
could include operational shutdown, financial
loss, workforce harm, legal costs and liabilities
or reputational damage. More broadly, a
significant incident could disrupt supply
chains, invite regulatory scrutiny, or adversely
affect confidence in bp’s ability to operate
safely and reliably in challenging
environments.
Product quality
Failure to supply products to customers, meet
technical specifications or regulatory
standards could lead to harm, operational
disruption, reputational damage, or legal and
financial consequences.
bp provides products – including fuels,
lubricants, petrochemicals, biofuels, and
consumables – that meet technical
specifications, regulatory requirements, and
customer expectations. We operate a complex
global value chain spanning production,
refining, blending, transportation, and delivery.
Failures may arise at any point in this chain due
to contamination, formulation errors, process
deviation, mislabelling, equipment failure, or
inadequate quality assurance.
Product quality risks may originate upstream
(e.g. formation variability, production
chemistry), midstream (e.g. blending
inconsistencies, custody transfer), or
downstream (e.g. additives, packaging,
distribution). Failures can result in safety
incidents, environmental harm, damage to
customer equipment, product recalls, legal
liability, and loss of brand trust.
As customer expectations and regulatory
regimes evolve – particularly regarding
decarbonized and high-integrity products –
maintaining end-to-end product integrity is
critical to safeguarding our reputation,
maintaining brand trust, securing market
access, and protecting long-term commercial
relationships. Widespread or high-profile
failures could result in product recalls, legal
exposure, or reputational harm – especially in
regulated or safety-critical sectors.

66	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Principal risks and uncertainties (Risk factors) continued
Compliance and control risks
Legal, regulatory and ethical compliance
Ethical misconduct, non-compliance with law
and regulation or changes in law and
regulation could increase costs, constrain our
operations and affect our strategy, business
plans and financial performance. Incidents of
ethical misconduct or non-compliance could
also damage our reputation and result in
litigation, regulatory action, penalties and
potentially affect our licence to operate.
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
Financial and physical commodity
trading activities
We undertake physical and financial trading
across global commodity and financial
markets. Risk associated with our trading
activities could arise from a failure to maintain
robust oversight, controls, and disciplined
execution in our trading activities which could
result in business disruption, financial loss,
regulatory action, or reputational damage.
We conduct physical and financial trading
across global commodity and financial
markets, both on exchange and ‘over the
counter’, some of which are financially
regulated activities. Our trading activities
expose us to multiple risks, including market,
credit, operational, conduct, liquidity and
regulatory risks. Failure to maintain effective
oversight and controls, and disciplined
execution in our trading activities, could result
in business disruption, financial loss,
reputational harm, regulatory intervention,
and/or impair our ability to operate.
There is a risk that a single trader or a group of
traders could act outside of our delegations
and controls, leading to regulatory
intervention and resulting in financial loss,
fines and potentially damaging our reputation,
and could affect our permissions to trade.
Integrity of financial and non-financial
reporting
Failure to maintain integrity in financial and
non-financial reporting may result in material
misstatement or regulatory breach, which
could lead to regulatory action, legal liability
and reputational damage.
The accuracy and reliability of our external
reporting depends on the strength of our
internal control environment, the robustness
of our systems and data governance, and
our people.
Failure to accurately report our data –
including financial results, sustainability and
environmental, social and governance
disclosures, reserves estimates, and
operational performance – could lead to
regulatory action, legal liability, investor action
and reputational damage.

bp Annual Report and Form 20-F 2025	67

Strategic report

How we manage principal risks and uncertainties
How we manage principal risks
and uncertainties
bp manages its principal risks and uncertainties through our system of internal control
(described earlier in this section). The following pages set out the key risk management activities for each principal risk.
There can be no certainty that our risk
management activities will mitigate or prevent
these, or other risks, from occurring. Further
details of the principal risks and uncertainties
faced are set out on page 62.
Strategic and commercial risks
Commodity prices and market environment:
We seek to manage this risk through market
analysis and strategic scenario planning, which
inform our portfolio, business development,
and capital allocation decisions. This analysis
draws on internal and external data sources
provided by our global energy and trading
insights teams (supply, trading & shipping
(ST&S) and economics & energy insights).
Outputs are integrated into our planning and
investment governance processes and
reviewed regularly by management.
We assess the implications of price, margin,
and exchange rate volatility across a range
of scenarios and test the robustness of
investment cases against changing
macroeconomic and regulatory assumptions.
The bp Energy Outlook is updated annually
to reflect shifts in policy, demand, and
trade patterns.
Our strategy is designed to remain resilient
across a wide range of market conditions. This
is supported by a diversified portfolio, a
disciplined financial frame, and an ongoing
focus on capital efficiency and investment
flexibility.
Accessing and producing hydrocarbon
resources: We seek to manage this risk
through our subsurface teams in production &
operations (P&O) and gas & low carbon energy,
who have responsibility for accessing and
progressing hydrocarbons resources. The
teams are accountable for delivering high-
value resources to support our strategic and
financial goals. They work closely with
technology and other enabling functions to
assess resource potential, prioritize
opportunities, and advance viable projects.
P&O executes capital and operational activities
and is accountable for safe, competitive, and
efficient delivery.
Risk management is embedded through our
Operating Management System« (OMS) and a
suite of supporting frameworks embed quality,
control, and investment discipline. These
include the Exploration Common Process,
Discovered Resource Management, Area
Development Planning, and the Group
Investment Assurance and Approvals Process
(GIAAP). Together, they guide how we identify,
evaluate, approve and deliver access and
development opportunities. Data often
enables our ability to pivot and adjust plans
after a materialized risk.
This risk is monitored through established
governance and management processes,
including regular review of performance
indicators, assurance outcomes, and incident
learnings, with escalation through appropriate
executive and board-level forums where
required.

Our strategy, page 8
Major project delivery: We seek to manage
this risk through a structured, disciplined
approach to investment appraisal, project
execution, and performance governance. Our
projects organization exists to assess, develop,
and execute projects across bp, providing
deep technical expertise in capital delivery,
design, execution, and integration. It operates
under a globally aligned Project Delivery
Common Process, adapted to project size,
complexity, and risk.
Major projects are subject to rigorous
assurance throughout the lifecycle – from
early framing and appraisal through to
commissioning and performance evaluation.
Defined stage gates, verification reviews, and
central investment governance provide
disciplined decision making and alignment to
strategic objectives.
A structured management of change process
enables any technical, commercial, or scope
variations can be assessed, approved and
documented through appropriate governance
channels, helping to protect cost, schedule
and safety integrity.
Within the design phase of our projects, we
consider metocean criteria against historic
and projected models and environmental
impact factors.
Investments are evaluated against a balanced
set of investment criteria – for example,
assessment of economics includes a set of
price assumptions that reflects our view of
market evolution and the economics of all
investment cases where bp’s share of annual
greenhouse gas (GHG) emissions from
operations are anticipated to exceed certain
thresholds include a carbon price for those
emissions.
Oversight is maintained through performance
reviews, supplemented by discipline checks,
post-project evaluations, and capital
forecasting cycles. Cross-functional forums
provide alignment between project,
commercial, and procurement functions. This
governance framework enables consistent
assurance, early identification of delivery
challenges, and investment decisions aligned
with strategic and performance expectations.
Note: Large-scale digital or transformation
programmes that interface with capital
delivery are assessed through equivalent
governance and assurance to protect
schedule, cost, and performance integrity.

68	bp Annual Report and Form 20-F 2025	« See glossary on page 375

How we manage principal risks and uncertainties continued
Geopolitical exposure: We seek to manage this
risk through intelligence and international
advisory, which integrates geopolitical horizon
scanning, strategic and baseline threat
assessments, deal-specific risk support, and
the New Country Entry process. Together,
these mechanisms support real-time decision
making, portfolio resilience, and longer-term
strategic investments.
Our geopolitical advisory council provides an
independent perspective on macro-level
geopolitical trends.
At an operational level, we have defined
government-relations and stakeholder-
engagement processes that seek to maintain
trusted relationships in host countries. Where
appropriate, risk mitigation and contingency
plans are developed, and ongoing monitoring
is overseen through intelligence, security and
crisis management.
Liquidity, capital access and financial
resilience: We seek to manage this risk
through a combination of governance,
planning, and treasury controls, including:
Financial frame governance provides a
disciplined approach to capital allocation,
balance sheet strength, and investment
priorities. This helps bp maintain a resilient
dividend, a strong investment-grade credit
rating, and a clear hierarchy of capital uses,
supported by regular board and group
financial risk committee review.
Our disciplined Liquidity Management
Framework (LMF), which is embedded within
the treasury function and reviewed regularly
by senior management, defines clear
thresholds for undrawn committed credit
facilities, minimum cash buffers, liquidity
stress testing parameters, and monitoring
routines. The LMF also integrates our
Commercial Paper (CP) programme, governs
the investment of treasury cash with defined
exposure limits, and connects with the capital
markets team to issue securities that sustain
cash levels.
Together, these frameworks help create a
strong, flexible balance sheet, preserve access
to capital markets, and enable us to respond
effectively to external shocks or market
disruptions.

Liquidity and capital resources, page 338 Financial statements – Note 29
Partner and third-party risk: We seek to
manage partner and third-party risk, including
exposure from non-operated joint ventures,
contractors, and sub-contractors, through a
combination of governance, self-verification &
oversight, assurance, and commercial controls
designed to provide proportionate oversight
and influence where bp does not have
operational control.
For joint ventures, accountability for day-to-
day oversight rests with the business unit or
function holding bp’s equity interest,
supported by non-operated joint venture
solutions, which provides guidance on risk
exposure management, strategic governance,
self-verification & oversight, and assurance.
Exposure in non-operated joint ventures is
monitored through a risk barometer, periodic
risk reviews, and targeted assurance activities,
with escalation to executive or board-level
committees where appropriate.
For contractors, suppliers, and other third
parties, we apply a structured procurement
framework. This includes pre-engagement and
ongoing due diligence covering financial
stability, legal compliance, anti-bribery and
corruption (ABC), labour practices, cyber
security, and sustainability performance.
Supplier relationships are tiered (transactional,
core, strategic) to provide proportionate
oversight, and key contracts embed our
expectations and standards on safety, ethics,
and operational integrity.
We review and, where appropriate, enhance
governance arrangements for strategic
partnerships, capital-light ventures, and high-
exposure third parties as part of our
established oversight cycle to confirm that
assurance and engagement are
commensurate with bp’s level of influence and
potential exposure.
Together, these measures support informed
oversight of our third-party relationships and
help protect bp’s delivery, integrity, and
reputation where operational control is limited.
Digital, cyber security and data risk: We seek
to manage this risk through an approach
aligned with global standards, including the
National Institute of Standards and
Technology Cybersecurity Framework, as well
as our internal requirements for cyber security,
digital infrastructure, data privacy, and
responsible AI. Our controls span cyber
defence tools, resilience testing, third-party
oversight, and ethical data governance.
We continuously monitor the evolving threat
landscape and emerging technologies –
including AI, quantum computing, and cloud
infrastructure – to identify potential
vulnerabilities and disruptors. Cyber threat
detection, security testing, and ethical hacking
are supported by incident response protocols
and a delegated authority model to isolate or
disconnect operations when needed. We
actively manage our resilience capability and
maturity, with the ability to activate protocols
to restore systems and data to protect
prioritized critical business outcomes while
minimizing disruption.
We collaborate with government bodies, law
enforcement, and industry peers to track and
respond to fast-evolving threats. We reinforce
a culture of digital responsibility through
employee training, exercises (including
prolonged IT outage scenarios) to test
response and recovery procedures, and
executive-level briefings. Regular maturity
assessments and operational reviews help
track organizational resilience across
infrastructure, data, and third-party digital
dependencies.

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
Risks associated with climate change and the
transition to a lower carbon economy impact
many elements of our strategy and, as such,
these risks are managed through key business
processes including setting the bp strategy
and annual plan, capital allocation and
investment decisions. The outputs of these key
business processes are reviewed in line with
the cadence of these activities. See page 47 for
more information on how transition risks and
opportunities are managed.

Climate-related financial disclosures, page 41 and Financial statements – Note 1 and Note 33

bp Annual Report and Form 20-F 2025	69

Strategic report

Competitiveness: We seek to manage this
risk jointly through our investor relations
and competitor insights (IR&CI) and
strategy teams.
The IR&CI and strategy teams work closely
with communications and external affairs
teams, business teams and functions to
support the shaping of our future strategy by
gathering and synthesizing market and sector
intelligence and investor sentiment and
analysing our performance through
competitor benchmarking.
Our strategy team evaluates longer-term
trends and monitors macro themes as we seek
to maintain a distinct competitive advantage
that underpins our value proposition.
Through market updates, analyst calls,
investor meetings, media outreach and our
corporate reporting, IR&CI communicates and
engages with investors and stakeholders to
gather feedback, address concerns, and
monitor shifts in investor sentiment. This
informs any necessary adjustments to our
portfolio, capital allocation, technology and
performance required to keep pace with
current and future market demands.
The articulation of our unique value
proposition and strategic priorities to
investors, analysts, and other stakeholders
builds understanding and confidence in how
we are seeking to grow value and returns, and
navigate risks, by adapting and capitalizing on
opportunities in a fast-changing environment.
Talent, leadership and organizational
capability: We seek to manage this risk
through global, scalable talent strategies,
which can effectively adapt and support the
resourcing needs of bp’s strategy. Our people,
culture & communications team works in
partnership with business leaders to attract,
develop and retain the capabilities needed to
deliver our strategy.
Strategic workforce planning is supported by
market intelligence, people analytics, and
scenario modelling to assess talent supply,
demand, and future skills needs. Robust talent
acquisition frameworks and early careers
programmes help to build a pipeline of diverse
and critical skills, while targeted learning
platforms and leadership offers support
continuous development.
We embed clear succession planning and
performance development processes to
identify and support high-potential individuals,
with emphasis on building leadership depth
and capability across the organization.
Employee listening mechanisms such as the
annual Pulse survey, culture assessments, and
behavioural insight tools help assess
engagement, cultural alignment, and
employees’ resilience to change.
Knowledge transfer and changes in
accountability are managed through a robust
management of change process. bp’s culture
is embedded with bp’s code of conduct and
our culture frame ‘Who we are’.

People, page 55
Safety and operational risks
Process safety, personal safety, and
environmental risks: We seek to manage
process safety, personal safety, and
environmental risks through our Operating
Management System« (OMS), which defines
the standards and systematic practices for
safe, reliable, and compliant operations. Key
activities include inspection, maintenance,
testing, incident investigation, and workforce
competency development. It provides a risk-
based framework for identifying, assessing,
and mitigating hazards throughout the
lifecycle of our operations.
Our dedicated wells organization applies
consistent processes for well design,
construction, and management. Production &
operations plays a central role in managing
safety and environmental risks across
hydrocarbon operations. It is accountable for
maintaining safe, compliant, and reliable
performance and promotes a strong safety
culture across sites and partners.
These activities are supported by regular
monitoring, assurance and review through
bp’s established management and governance
processes, with escalation where exposure
changes or issues arise.

Safety, page 55
Security: We seek to manage this risk through
bp’s global Security Risk Management
Framework, which provides structured
processes for identifying, assessing, and
mitigating security threats (including those
linked to geopolitical instability or hybrid
conflict) at both strategic and operational
levels. The framework integrates oversight
from intelligence, security and crisis
management (ISC) and is supported by our
network of business security representatives.
Key components include the Unified Risk
Picture threat assessment methodology,
which provides consistent visibility of priority
risks and vulnerabilities across the group;
insider risk management processes
addressing unauthorized access, sabotage,
and data exfiltration; executive protection
protocols for high-profile personnel; security
governance and policy standards aligned with
industry best practice; technology
assessments that keep site security
infrastructure fit-for-purpose, and rigorous
compliance with the Voluntary Principles on
Security and Human Rights.
The framework operates under a defined
governance structure with regular reviews by
the ISC, annual risk assessments, and periodic
assurance reviews. It also supports bp’s crisis
management and business continuity
planning, which provides co-ordinated
preparedness and response to potential
security incidents across regions and assets.
Where appropriate, emerging activism,
misinformation, or social unrest trends are
monitored to anticipate and manage potential
threats to bp’s people and operations.
Product quality: We seek to manage product
quality risk across our global value chain by
our operating businesses, working in close
partnership with the applied sciences quality
assurance team. We use a structured Product
Quality Framework aligned with our Operating
Management System, which includes quality
standards, risk assessments, incident
management, and assurance processes.
Where necessary, we apply industry-specific
or enhanced internal standards, particularly in
sectors such as aviation.
This risk is monitored through established
governance and management processes,
including regular review of performance
indicators, assurance outcomes, and incident
learnings, with escalation through appropriate
executive and board-level forums where
required.

70	bp Annual Report and Form 20-F 2025	« See glossary on page 375

How we manage principal risks and uncertainties continued
Compliance and control risks
Legal, regulatory and ethical compliance: With
support of our businesses and functions, we
seek to identify, assess and manage legal and
regulatory risks relevant to bp’s operations,
strategy, business plans and financial
performance. To support this work, we seek to
develop co-operative relationships with
governmental authorities in line with our code
of conduct, to allow appropriate focus on
areas of potential risk or uncertainty, while
also protecting bp’s interests within the law.
Our code of conduct, the foundation of our
culture frame ‘Who we are’, is applicable to all
employees and central to managing this risk.
Additionally, we have group requirements and
training covering areas such as anti-bribery
and corruption, anti-money laundering,
competition/anti-trust law, data privacy and
international trade regulations. We offer an
independent confidential helpline, ‘OpenTalk’,
for employees, contractors and other third
parties, with the option to raise concerns
anonymously.
Financial and physical commodity trading
activities: We seek to manage risks associated
with financial and physical commodity trading
through dedicated risk control frameworks
with defined delegated authorities,
monitoring, and oversight structures.
Trading is conducted by authorized personnel
operating within approved mandates and limit
structures. Activities and associated risks are
actively managed and monitored, in line with
the group-wide three lines of defence model
which includes independent risk and
compliance functions. As part of this risk
model, robust control frameworks, risk-based
monitoring, exception reporting and escalation
protocols are in place.

Financial statements – Note 29
Integrity of financial and non-financial
reporting: We seek to manage this risk
through group-wide financial and non-financial
reporting, control and assurance frameworks
designed by our finance organization. The
control operation and assurance activities
within these frameworks are executed at
multiple levels within our businesses and
functions, following a ‘line-of-defence’ model.
For financial reporting, we apply bp’s Sarbanes
Oxley (SOx) Management Assessment
Framework, which includes annual control
testing; deficiency evaluations and reporting;
an annual acknowledgement process
confirming performance of control owner
accountabilities; quarterly representations
from our businesses and functions; and
enterprise-level control assessments.
For non-financial reporting, we follow our ESG
and non-financial reporting (ESG-NFR) control
and assurance framework, which includes help
to determine the appropriate level of control
and assurance activity to be applied, annual
due diligence with control owners and pre-
publication reviews.
 We also maintain a Fraud Risk Management
Governance Framework to identify, assess and
mitigate the risk of fraudulent activity.
As reporting expectations and requirements
evolve under various frameworks and
regulations in the UK and in other jurisdictions,
we continue to review and enhance, as
needed, our reporting controls, approach to
assurance and approach to disclosure.

bp Annual Report and Form 20-F 2025	71

Strategic report

Compliance information
bp non-financial and sustainability information statement
Produced in compliance with Sections 414CA and 414CB of the Companies Act. Information incorporated by cross reference.

Requirement	Relevant policies and standards	Information related to policies and any due diligence processes
a Environmental matters	•Net zero aims •TCFD •Sustainability frame •Biodiversity position (online)	•Climate-related financial disclosures - pages 41-54 •People and planet – page 59 •Our Operating Management System« (OMS) – page 55 •Decision making by the board – page 81
b Employees	•bp values and code of conduct (online)
•Our people – page 56
•Safety – page 55
•Our values (‘Who we are’) and code of conduct – pages 57-58
•Employee engagement (Pulse annual and Pulse live employee surveys) – page 57
•How the board engaged with stakeholders (workforce) – page 80

c Social matters	•Sustainability frame	•Our Operating Management System« (OMS) – page 55 •Improving people’s lives – page 59 •Decision making by the board – page 81
d Respect for human rights	•Business and human rights policy (online) •Modern slavery statement (online) •Labour rights and modern slavery principles (online) •Code of conduct (online)	•Improving people’s lives – page 59 •Human rights – page 59 •Our values (‘Who we are’) and code of conduct – pages 57-58
e Anti-corruption and anti-bribery	•Anti-bribery and corruption policy •Code of conduct (online)	•Ethics and compliance – page 58 •Our partners in joint arrangements – page 56
Description of principal risks relating to matters (a-e above)		•How we manage risk – pages 67-70 •Risk factors – page 62 •TCFD (climate-related risk management) – pages 44-45
Relevant information
Business model description	•Business model – page 12
Description of non-financial KPIs	•Measuring our progress – pages 16-17
TCFD index tablea
Our TCFD disclosures can be found on the following pages.

TCFD Recommendation	TCFD Recommended Disclosure	Where reported
Governance Disclose the organization’s governance around climate-related issues and opportunities.	a Describe the board’s oversight of climate-related risks and opportunities.	•Page 44
	b Describe management’s role in assessing and managing climate-related risks and opportunities.	•Page 45
Strategy Disclose the actual and potential impacts of climate-related risks and opportunities on the organization’s business, strategy and financial planning where such information is material.	a Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.	•TCFD Strategy a, page 46 •Pursuing a strategy that is consistent with the Paris goals, page 10 •Strategy, page 8 •Risk factors, page 67
	b Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.	•TCFD Strategy b, page 46 •Risk factors, page 67 – description of principal risks •Strategy, page 8
	c Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	•TCFD Strategy c, page 49 •Strategy, page 8 •Pursuing a strategy that is consistent with the Paris goals, page 10
Risk management Disclose how the organization identifies, assesses and manages climate-related risks.	a Describe the organization’s processes for identifying and assessing climate-related risks.	•Risk Management, page 44 •How we manage risk, page 60 •Risk factors, page 67
	b Describe the organization’s processes for managing climate-related risks.	•Risk Management, page 44 •How we manage risk, page 60
	c Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.	•Risk Management, page 44 •How we manage risk, page 60 •Risk factors, page 67
Metrics and targets Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.	a Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	•TCFD metrics and targets, page 54
	b Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks.	•GHG emissions data, page 38
	c Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.	•Our net zero aims and targets, pages 37-38
aWe consider the information in our TCFD disclosures, taken together with our climate-related non-financial KPIs on pages 16-17 of this report, to be compliant with the disclosure requirements of
Section 414CB of the Companies Act, as amended by the UK CFD Regulations.
Section 172 statement
In accordance with the requirements of Section 172 of the Companies Act 2006 (the Act), the directors consider that, during the financial year ended
31 December 2025, they have acted in a way that they consider, in good faith, would most likely promote the success of the company for the benefit of its members as a whole, having regard to the likely consequences of any decision in the long term and the broader interests of other stakeholders, as required by the Act.

For more information in support of this statement, see board activities, page 78, our stakeholders, page 80 and key decisions, page 81
The strategic report was approved by the board and signed on its behalf by Ben J.S. Mathews, company secretary, on 6 March 2026.

72	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Corporate
governance
“In early 2025 the board’s focus
moved from the resetting of strategy
to overseeing disciplined performance
and the delivery of our four primary
financial targets.”
Albert Manifold
Chair

Read Albert’s letter on page 4
Image: Rotterdam refinery, Netherlands

Board composition
Board gender diversity
	March 2026	March 2025
Female	6	6
Male	7	5
46% of directors are female

Board ethnic diversity
	March 2026	March 2025
White	10	8
Asian	3	3
3 directors who identify as from a minority ethnic background

Non-executive directors’ tenure
	March 2026	March 2025
1-3 years	4	3
4-6 years	6	5
7-9 years	1	1

Board biographies, page 73

bp Annual Report and Form 20-F 2025	73

Corporate governance

Board of directors
As at 6 March 2026

Albert Manifold Chair
Appointed Board: 1 September 2025; chair: 1 October 2025
Nationality Irish
External appointments
•Non-executive director at LyondellBasell Industries. •Non-executive director at Mercury Engineering. •Adviser to Clayton Dubilier & Rice.
Significant past appointments
•A number of senior positions at CRH plc over a 28- year career, including chief executive officer from January 2014 to December 2024. •Chief operating officer of Allen McGuire & Partners.
Key skills and experience
•Extensive experience of driving a business through
exceptional growth and strategic transformations,
leading to profitability and cash generation, and
consistently improving returns to shareholders.
•Certified public accountant and a chartered
accountant. Holds a master of business
administration and a master’s in business studies,
both from Dublin City University.

Key
Executive director
Non-executive director
Leadership team member

Committee members key
Committee chair
Safety and sustainability committee
Audit committee
People, culture and governance committee
Remuneration committee

For further detail on the directors’
climate change and sustainability
experience, see the TCFD section
on page 41, and further
biographical information for each
director is available online at:
bp.com/whoweare

Carol Howle Interim chief executive officer
Appointed 18 December 2025
Nationality British
External appointments
•Non-executive board member of the Royal Navy.
Significant past appointments
•Various senior leadership roles at bp, including executive vice president, supply, trading & shipping and chief operating officer for integrated supply and trading, oil.
Key skills and experience
•With 25 years at bp, Carol has a deep knowledge of
the company and extensive experience in the energy
industry. Carol is also a non-executive board
member of the Royal Navy and chair of the Navy
Audit and Risk Assurance Committee.

Dame Amanda Blanc Independent non‑executive director
Appointed 1 September 2022
Nationality British
External appointments
•Group CEO of Aviva plc. •Member of the Association of British Insurers Board. •Member of the UK Government’s British Infrastructure Taskforce.
Significant past appointments
•CEO of Europe, Middle East, Africa & Global Banking
at Zurich Insurance Group.
•Group CEO at AXA UK, PPP & Ireland.
•Several senior executive roles across the insurance
industry.
•Member of the Prime Minister’s Business Council.
•Member of HMT National Wealth Fund Taskforce.

Key skills and experience
•Brings wide-ranging board experience with strong
industry and regulatory connections having
previously been Chair of the Association of British
Insurers.
•Combines the experience of leading insurance
businesses in the UK and Europe with being a
member of HM Treasury’s Business Infrastructure
Taskforce.

Kate Thomson Chief financial officer
Appointed 2 February 2024
Nationality British
External appointments
•Board member of Aker BP since 2016. •Main committee member of The 100 Group.
Significant past appointments
•Joined bp in 2004. •Group head of tax, BP p.l.c. •Group treasurer, BP p.l.c. •SVP finance for production & operations, BP p.l.c.
Key skills and experience
•Has a detailed understanding and experience of the
energy sector and provides deep technical insight
from her broad experience of leading teams across
the bp group in tax, treasury and commercial
finance.

Tushar Morzaria Independent non-executive director
Appointed 1 September 2020
Nationality British
External appointments
•Non-executive director of BT Group plc. •Non-executive director of Legal & General Group plc.
Significant past appointments
•Various senior roles at JP Morgan, including CFO of
its Corporate & Investment Bank.
•Group finance director and member of the board of
Barclays PLC, 2013 to 2022.
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
performance.

74	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Board of directors continued

Ian Tyler Independent non-executive director
Appointed 1 April 2025
Nationality British
External appointments
•Chair of Grafton Group plc. •Senior Independent Director of Anglo American plc. •Chair of BMT Group Ltd. •Member of KPMG Public Interest Committee
Significant past appointments
•Served as chair of Affinity Water Limited, AWE
Management Limited, Al Noor plc, Amey UK plc,
Vistry Group plc (formerly Bovis Homes Group) and
of Cairn Energy plc.
•Non-executive director of BAE Systems plc, VT
Group plc, Mediclinic plc, Cable & Wireless
Communications plc, and Synthomer plc.
•CEO and finance director positions at Balfour Beatty
plc.

Key skills and experience
•Extensive executive and non-executive experience across multiple industries. •Recent experience leading the remuneration committees of some of the UK’s largest quoted companies.

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
•President of Eurelectric, 2013 to 2015.
•Vice-chair of the World Energy Council, responsible
for Europe, 2006 to 2012.
•Member of the supervisory board of Salzgitter AG,
2006 to 2016, and Deutsche Bank AG, 2008 to 2018.

Key skills and experience
•Extensive experience and deep knowledge of the energy sector and its continuing transformation. •Considerable knowledge and experience of climate- related risk oversight.

Melody Meyer Independent non-executive director
Appointed 17 May 2017
Nationality American
External appointments
•Non-executive director of AbbVie Inc.
•Non-executive director of Airswift Parent LLC.
•President of Melody Meyer Energy LLC and Women
with Energy LLC.
•Director of the National Bureau of Asian Research.
•Advisory board member of McKinsey Advancing
With Excellence.
•Trustee of Trinity University.

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
Nationality Indian
External appointments
•President of Diageo Africa.
•Executive Director and Vice Chairperson of East
African Breweries PLC and Member of Board
Nomination and Remuneration Committee.
•Member of the Global Executive Committee of
Diageo plc.

Significant past appointments
•Leadership positions at United Spirits Limited
(Diageo India), Reckitt, Mary Kay India and Nestlé
India with over 30 years’ experience in the fast-
moving consumer goods (FMCG) industry.
•Non-executive director at two companies which
were publicly quoted at the time: Guinness Ghana
Breweries Plc and Seychelles Breweries Limited.
•Board member of The Advertising Standards Council
of India.
•Director and Co-Chair of International Spirits and
Wines Association of India.

Key skills and experience
•Deep and wide-ranging experience in customer- focused FMCG businesses in complex emerging markets. •Extensive experience in assessing climate-related risks and opportunities.

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

Dave Hager Independent non‑executive director
Appointed 2 June 2025
Nationality American
External appointments
•none.
Significant past appointments
•Leadership positions at the Oryx Energy Company.
•Executive vice president and later chief operating
officer of Kerr-McGee.
•Board memberships with EnLink Midstream and
Pride International Inc.
•Various senior leadership roles at the Devon Energy
Corporation, including executive chairman, 2021 to
2013.
•Director of MRC Global Inc.

Key skills and experience
•Over 40 years’ experience in the oil and gas industry. •Deep-rooted knowledge of the US upstream oil and gas industry.

bp Annual Report and Form 20-F 2025	75

Corporate governance

Karen Richardson Independent non-executive director
Appointed 1 January 2021
Nationality American
External appointments
•Partner at Artius Capital Partners. •Non-executive director of Artius II Acquisition Inc. •Non-executive director (lead independent director) of Exponent Inc.
Significant past appointments
•Senior operating roles in the public and private
technology sectors.
•Vice president of sales at Netscape
Communications Corporation, 1995 to 1998.
•Senior executive roles at E.piphany from 1998,
including CEO, 2003 to 2006.
•Non-executive director of BT plc, 2011 to 2018.
•Director of Worldpay Inc. (Worldpay Group plc), 2016
to 2019.
•Chair of Origin Materials Inc., 2021 to 2024.

Key skills and experience
•Extensive digital, technology, cyber and IT security knowledge. •30 years’ technology industry experience including working with innovative Silicon Valley companies.

Simon Henry Independent non‑executive director
Appointed 1 September 2025
Nationality British
External appointments
•Advisor to the Board of Oxford Flow Ltd. •Member of the Board of the Audit Committee Chairs’ Independent Forum.
Significant past appointments
•Non-executive director of Rio Tinto plc between 2017
and 2025.
•Directorships with Harbour Energy plc, Lloyds
Banking Group plc and PetroChina Ltd.
•Various senior executive and leadership roles at
Shell, including chief financial officer from 2009 to
2017.

Key skills and experience
•Extensive career in energy industry internationally
with broad experience of the global upstream and
downstream energy industry.
•Wide-ranging expertise and experience with
financial and commercial understanding of global
markets.

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
Ben’s global company secretary team is responsible
for providing independent advice and support to the
plc board and the boards of all other legal entities in
the bp group. The team's vision is to enhance
stakeholder value through dynamic corporate
governance.
Former appointments include group company
secretary of HSBC Holdings plc and Rio Tinto plc.

	Board meeting attendance		Committee membership				Skills and experience
	Scheduled	Ad hoc	Audit	Remuneration	People, culture and governance	Safety and sustainability	Society, politics and geopolitics	Technology, digital and innovation	People leadership and organizational transformation	Operational excellence and risk management	Global business leadership and governance	Finance, risk and trading	Energy markets	Climate change and sustainability
Non-executive directors
Albert Manifold (Chair)a b	3/3	2/2			ò		ò		ò	ò	ò	ò		ò
Helge Lund (Chair)[a]	6/6	2/2			ò		ò		ò	ò	ò		ò	ò
Dame Amanda Blanc	8/8	5/5		ò	ò		ò		ò	ò	ò	ò		ò
Pamela Daleya c	2/4	1/2	ò	ò							ò	ò	ò
Dave Hagera b	4/4	2/2				ò			ò	ò	ò	ò	ò	ò
Simon Henry [a]	3/3	2/2					ò	ò	ò	ò	ò	ò	ò	ò
Tushar Morzariab c	8/8	4/5	ò	ò					ò	ò	ò	ò
Melody Meyer [c]	8/8	4/5		ò		ò				ò	ò		ò	ò
Hina Nagarajan[c]	6/8	5/5	ò		ò			ò	ò	ò	ò			ò
Satish Pai [c]	8/8	4/5				ò		ò	ò	ò	ò		ò	ò
Karen Richardson [c]	8/8	4/5	ò					ò	ò	ò	ò	ò
Dr Johannes Teyssen	8/8	5/5			ò	ò			ò	ò	ò	ò	ò	ò
Ian Tylera b	6/6	3/3	ò	ò					ò	ò	ò	ò
Executive directors
a    Board changes: The appointments to the board were Ian Tyler (1 April 2025), Dave Hager (2 June 2025), Simon Henry (1 September
2025), Albert Manifold (1 September 2025; chair of the board from 1 October 2025) and Carol Howle (18 December 2025). Pamela
Daley (7 July 2025), Helge Lund (30 September 2025), and Murray Auchincloss (18 December 2025) stepped down. Each director attended all board meetings following their appointment or prior to their retirement from the board, as applicable.
b    Committee changes: Tushar Morzaria chaired the remuneration committee until 16 April 2025; Ian Tyler became remuneration committee chair from 17 April 2025 and joined the audit committee from 2 June 2025; Helge Lund chaired the people, culture and governance committee (PCGC) until 30 September 2025; Albert Manifold was appointed chair of the PCGC from 1 October 2025;
and Dave Hager joined the safety and sustainability committee from 10 December 2025.
c    Attendance exceptions: Pamela Daley was unable to attend the scheduled meetings in April and May, and the ad hoc meeting in
February due to personal reasons; Tushar Morzaria was unable to attend the ad hoc meeting in February due to a pre-existing external commitment; Melody Meyer was unable to attend the ad hoc meeting in October due to a pre-existing external commitment; Hina Nagarajan was unable to attend the scheduled meetings in March and September due to pre-existing external commitments; Satish Pai was unable to attend the ad hoc meeting in February due to a pre-existing external commitment; and
Karen Richardson was unable to attend the ad hoc meeting in December due to a pre-existing external commitment.

Carol Howle (CEO)[a]	0/0	0/0
Murray Auchincloss (CEO)[a]	8/8	5/5
Kate Thomson (CFO)	8/8	5/5

ò Chair of the committee ò Member of the committee

76	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Leadership team

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

Emeka Emembolu EVP technology
Leadership team tenure Appointed on 18 April 2024
Nationality British
Board memberships
None
Career summary
Emeka is EVP of Technology at bp, leading digital, safety,
security and science to advance innovation and
safeguard the business. He has spent over 25 years with
bp, previously serving as chief of staff to the CEO and
leading the North Sea business as regional SVP. His
earlier roles span senior technical roles across the Gulf
of America, Canada, North Africa and Alaska.

Carol Howle EVP supply, trading & shipping
Carol Howle is also part of the bp leadership team in her role as EVP supply, trading & shipping. You can read her bio on page 73.

Emma Delaney EVP customers & products
Leadership team tenure Appointed on 1 July 2020
Nationality Irish
Board memberships
Director of RBML limited
Career summary
Emma has spent 30 years working in bp, both in the
upstream and the downstream. Prior to joining bp’s
executive team on 1 April 2020, she was regional
president for West Africa. She has held a variety of
senior roles including upstream chief financial officer for
Asia Pacific and head of business development for gas
value chains. In downstream she held roles in retail and
commercial fuels and planning.

William Lin EVP gas & low carbon energy
Leadership team tenure Appointed on 1 July 2020
Nationality American
Board memberships
William serves on the supervisory board of Corbion, a
publicly listed biotechnology company where he chairs
the sustainability & safety committee and sits on the
audit committee. He also chairs the board of JERA Nex
bp, a global offshore wind developer and is vice-chair at
Pan American Energy Group, Argentina’s largest
independent energy company.

Career summary
William has worked at bp for 30 years and now leads the
group’s global natural gas and low carbon businesses
and markets. Prior to this role, he held other senior
management positions including the chief operating
officer for upstream regions, regional president for Asia
Pacific, and vice president for gas developments and
operations for Egypt.

Kerry Dryburgh EVP people, culture & communications
Leadership team tenure Appointed on 1 July 2020
Nationality British
Board memberships
None
Career summary
Kerry leads people, culture & communications, which
also includes brand, global transformation, health and
wellbeing and workplace. Prior to her current role, she
headed HR for bp’s upstream business and served as
group chief talent officer, alongside senior HR roles in
supply, trading and corporate functions. Kerry began
her career with an apprenticeship and worked across
several sectors in Europe and Asia before joining bp
in 2010.

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
Arps, Slate, Meagher & Flom.

bp Annual Report and Form 20-F 2025	77

Corporate governance

Governance framework

Board of directors
Non-executive directors			Executive directors
Chair	Senior independent director	Independent non-executive directors	Chief executive officer	Chief financial officer	Company secretary
Board committees

Safety and sustainability committee	Audit committee	People, culture and governance committee	Remuneration committee
Report from page 82	Report from page 84	Report from page 89	Report from page 91

Executive leadership
bp leadership team

bp’s governance framework helps to drive
informed and efficient decision making
through a clear division of responsibilities.
This enables bp to operate effectively and
in alignment with the strategy as set by
the board.
Responsibilities of the board
The board is appointed by shareholders. Its
responsibility, through the directors, is to
promote the success of the company, to drive
value for shareholders, having regard to the
company’s stakeholders and the
consequences of the decisions it takes in the
long term. Fulfilling this role, the board is
responsible for setting and overseeing the
implementation of the company’s strategy,
purpose and values. The board’s oversight role
includes monitoring culture and reviewing the
effectiveness of the company’s system of
internal control.
More detailed information about the board’s
activities is available from page 78.
Delegation of authority
There are four main committees of the board,
each operating under delegated
responsibilities which are outlined in their
respective terms of reference available at
bp.com/governance.
Day-to-day management of the business is
delegated by the board to the chief executive
officer (CEO), who in turn is advised and
supported by a leadership team (bpLT)
comprising seven individuals who are
accountable to her for their respective
business or functional areas, with defined
financial authority levels. Decisions are taken
by the CEO in the execution of the operational
responsibilities delegated to her by the board.
For example, the CEO’s authority includes a
limit on the nature and type of investments,
capital expenditure« and financial
commitments she may take in isolation. Any
matters that exceed this limit, or that go
beyond the annual plan or approved strategy,
constitute a matter reserved for the board as
a whole.
Further delegations of authority are maintained
throughout the business in a consistent way.
Board committees
The four board committees operate under
terms of reference which are reviewed
periodically.
The chair of each committee routinely reports
to the full board on their activities and, where
applicable, makes recommendations for the
board’s approval.
Board roles
Non-executive directors (NEDs)
Provide independent oversight, mentoring and
constructive challenge to the executive
directors and bpLT. NEDs bring valuable
external perspective and support effective
governance in matters such as performance
management and succession planning.
Chair
•As chair, Albert Manifold leads the board
and is accountable to shareholders for its
overall effectiveness.
•This includes shaping and managing the
culture of the boardroom, facilitating the
board’s ability to hear the views of
stakeholders, and overseeing the
composition and development of
the board.
Senior independent director (SID)
•Amanda Blanc acts as a sounding board
for the chair and, if necessary, as an
intermediary for other directors
and investors.
Executive directors
Executive directors are tasked with the
implementation of bp’s strategy and are
responsible for all executive management
matters affecting the company.
Chief executive officer (CEO)
•In her capacity as interim CEO, Carol Howle
is responsible for the design and
implementation of bp’s strategy and annual
plan, which are ultimately approved by
the board.
•In accordance with the authorities
delegated to her, the CEO implements the
system of internal control and is
responsible for setting policies, standards
and procedures that foster bp’s culture
and values. In this regard, she is
accountable to the board which oversees
the effectiveness of the internal control
framework.
Chief financial officer (CFO)
•Our CFO Kate Thomson provides financial
leadership for the business and supports
the CEO in the development and
implementation of the strategy.
Company secretary
Ben Mathews advises the board on corporate
governance matters, changes to and
compliance with board procedures, and
monitors regulatory requirements. He also
supports the chair in providing timely,
accurate and clear information to the board.
Further information on specific board roles is
available at bp.com/governance.

78	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Board activities: promoting long-term sustainable success
In 2025, the board and its committees held regular meetings as needed, to address business requirements. Agendas were set in advance by the chair, CEO, and company secretary, focusing on four pillars of strategy, performance, people, and governance. The board’s activities, supported by its committees, spanned each of these pillars. In 2025 this included visits to bp Washington DC, US and the Whiting refinery in Chicago, US, facilitating direct engagement with a range of stakeholders. Highlights are provided below.

Strategy and performance
Strategic direction TCFD
•Worked closely with the CEO and the leadership team to
approve a new purpose and reset strategy for bp, as
announced in February 2025.
•Established a routine of discussing progress against the
primary targets included in the reset strategy with
management, including insights into specific areas of the
business with the greatest impact on delivery.
Macroeconomics TCFD
•Received regular updates on macroeconomic and geopolitical
factors affecting our strategy, plan and performance.
Annual plan
•Reviewed full-year delivery against the 2024 plan and
monitored progress against 2025 objectives, enhanced by
regular performance insight sessions with leadership from key business areas.
▪Reviewed and approved the 2025 annual plan that focused on
capital allocation, cost reduction and initiatives to improve the balance sheet and reduce net debt.
Financial frame and distributions
•Reviewed and approved a refreshed financial frame to
support the reset strategy, covering capital allocation, a
targeted reduction of net debt, and the delivery of resilient shareholder distributions.
•Regularly reviewed performance against the financial frame.
•Regularly reviewed shareholder distribution options in
alignment with the financial frame.
Capital expenditure
•Received an update from the CEO at every board meeting
covering projects across all bp’s businesses and, where
appropriate, climate-related considerations.TCFD These updates included any inorganic acquisition or divestment
opportunities of more than $1 billion.
Mergers and acquisitions pipeline
•Regularly reviewed divestment opportunities in support of the net debt target set out as part of the reset strategy.
•Reached a final investment decision for the Tiber and
Guadalupe projects in the Gulf of America, approving bp’s
second new production platform in less than two years.
•Approved the divestment of bp’s majority interest in Castrol.

Acquisition reviews
•Evaluated progress on the integration of transition
businesses, Archaea Energy and TravelCenters of America. TCFD
Offsites
•Board members visited three US sites: Whiting refinery, bpx energy operations in Denver and bp Washington DC.
Technology
•Received an update on progress and delivery of the
technology functional reorganization, digital transformation programme, the continued development and impact of
strategic partnerships and priorities for 2026.
•Participated in deep-dive sessions on the use of breakthrough imaging and robotic automation, and the deployment of
generative artificial intelligence solutions across bp
businesses.
Safety and sustainability TCFD
•Routine reviews of safety performance undertaken, including measurement against targets and ad hoc reporting, as
required.
•Focused the sustainability aims on those most relevant to the long-term success of our businesses and to our net zero
ambition.
Principal risks
•Analysed trends and themes arising from risk management
processes.
•Performed mid-year and full-year reviews of bp’s principal
and emerging risks, including those related to climate. TCFD
Internal controls
•Evaluated the group’s internal control and risk management
systems as part of the review and approval of the bp Annual
Report and Form 20-F.
•Routinely received reports from group risk and internal audit –
no specific concerns were identified and the board concluded that the systems remain resilient, fit for purpose, and aligned with external expectations (see how we manage risk on
page 60).

Board activity highlights	January and February: •Board meeting, virtual. •Board and committee meetings (audit; people, culture and governance; remuneration; and safety and sustainability) including Q4 results, London, UK.
March and April:
•Board and committee meetings (audit
and remuneration) including Q1
results, virtual.
•2025 Annual General Meeting,
Sunbury, UK.
•Workforce engagement session with
employees from the US and UK.

May and June:
•Board and committee meetings (audit;
people, culture and governance;
remuneration; and safety and
sustainability), Washington DC, US.
•Visit to Whiting refinery, US.
•Workforce engagement sessions with
employees from Brazil; Canada; Gulf of
America; US; and UK.

bp Annual Report and Form 20-F 2025	79

Corporate governance

People
Engagement
•Undertook the board’s workforce engagement
programme (WFEP), using it to bring employee feedback
into the boardroom to allow for board decisions to be
better informed of stakeholder views (see page 80).
•Through the board’s site visits, directors met with high-
potential employees to improve visibility and profile of
the executive succession pipeline and to increase
director interaction with the workforce in those locations
(further information on in-person site visits on page 80).
Culture
•Received feedback from Pulse employee surveys,
agreeing actions and initiatives in response.
•Reviewed the annual ethics and compliance report, and
the function’s priorities and objectives.
Succession planning
•Supported by the people, culture and governance
committee, the board received updates on succession
plans for the board (see page 90 for further information
on board succession).
•Undertook a review of leadership development initiatives,
including succession plans for the bp leadership team.

Governance
Board composition and director changes
•Following a comprehensive selection process, appointed:
–Albert Manifold as non-executive director with effect
from 1 September 2025 and as chair of the board and
chair of the people, culture and governance committee
with effect from 1 October 2025.
–Ian Tyler as a non-executive director and member of the
remuneration committee with effect from 1 April 2025,
and as chair of the remuneration committee with effect
from 17 April 2025.
–Dave Hager as a non-executive director with effect from
2 June 2025, and as a member of the safety and
sustainability committee with effect from 10 December
2025.
–Simon Henry as a non-executive director with effect from
1 September 2025.
–Carol Howle as interim CEO with effect from 18
December 2025 and Meg O’Neill as CEO with effect
from 1 April 2026.
Corporate governance framework
▪Considered the corporate governance framework,
including the terms of reference for the board and each
committee.
Director training and knowledge sessions
•Completed online training on topics including the code of
conduct and cyber security.
Board performance review
•Conducted an internally facilitated board and committee
performance review led by the chair and company
secretary (see page 90).
Investor engagement
•The chair, executive directors, senior independent
director, remuneration committee chair, company
secretary and members of senior management engaged
with investors through meetings, roadshows, quarterly
results calls, presentations and the Annual General
Meeting. Reports on such engagement was shared with
the full board.

Image: Members of the board at our Canary Wharf office, London, UK	Key: TCFD Recommendations and Recommended Disclosures

Board activity highlights
July and August:
•Board and committee meetings (audit;
people, culture and governance;
remuneration; and safety and
sustainability), including Q2 results,
London, UK.
•Visit to bpx energy, Denver, US.
•Workforce engagement session with
employees from Greece; Hungary;
Spain; UK; and US.

September and October:
•Board and committee meetings (audit;
remuneration; and safety and
sustainability) London, UK.
•Visit to bp supply, trading and shipping
floor, London, UK by the audit committee.
•Workforce engagement sessions with
employees from India; Malaysia; and UK.

November and December:
•Board and audit committee meetings,
including Q3 results, virtual.
•Board and Committee meetings (people,
culture and governance; remuneration;
audit and safety and sustainability)
London, UK.
•Workforce engagement sessions with
employees from Hungary; India; UAE;
and UK.

80	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Our stakeholders
Directors regularly engage with a wide range
of stakeholders to gain different insights,
giving the board a more rounded perspective
in support of the decisions it takes. This
engagement helps the directors fulfil their
statutory duties and build greater trust inside
and outside of bp. It also helps improve the
board’s understanding of stakeholder views on
bp’s strategy, performance, operations and
governance – all in support of the long-term
success of the company.
Image: Members of the board during their tour of
Whiting refinery, US

Stakeholders key ò Investors and shareholders ò Customers ò Workforce ò Governments and regulators ò Partners and suppliers ò Society

Our Section 172(1) statement
describes how the directors have
had regard to the matters set out in
Section 172(1)(a) to (f) of the
Companies Act 2006; see page 71.
Further information on the board’s
activities and key decisions,
including how stakeholder
interests have been considered,
can be found on pages 78-80 and
page 81.

Fostering mutual understanding
òò
The board’s approach to stakeholder
engagement allows for a better understanding
of matters that are important and relevant to
the decisions it takes and to support the
delivery of bp’s strategy.
For the non-executive directors (NEDs), one of
the key mechanisms for engagement with
colleagues is the workforce engagement
programme (WFEP). NEDs participate in
roundtable sessions with selected individuals
on a specific topic. In 2025 these sessions
included safety, culture, remuneration
and technology.
To engage bp colleagues, directors were
involved in bp’s webcasts during the year.
Additionally, on becoming chair of bp,
Albert Manifold gave a video message to
introduce himself to bp employees and
set out  his priorities.
bp’s financial and operational performance
was an important topic for both investors and
the workforce in 2025, with directors seeking
to enhance each group’s understanding of the
factors affecting the company’s overall
performance through their engagements.
Promoting balanced perspectives
òòòò
In 2025 board engagements included eight
WFEP sessions, and meetings with local
businesses, partners, governments and
regulators from key jurisdictions.
The audit committee participated in a floor
walk of the supply, trading & shipping function
at bp’s Canary Wharf site in the UK.
Several director engagements were held with
leadership teams from Archaea Energy, bpx
energy and the Gulf of America, in addition to a
dedicated session with the US leadership team
as part of the board programme in May.
In addition to the AGM, results calls,
roadshows, one-to-one and group meetings
with investors in 2025, bp held a retail
shareholder engagement event, hosted by the
company secretary. Feedback from this event
was used by the board to inform future
investor engagements. As with all shareholder
engagement activity, including votes received
from shareholders at the AGM, the feedback
received is taken into account in helping to
inform board discussion and debate and areas
of particular focus for management.
Delivery of strategy guided by
stakeholder perspectives
òòòòòò
The bp strategy reset announced in February
2025 was developed following a
comprehensive stakeholder engagement
programme undertaken throughout 2024. In
2025 the board’s focus was on overseeing
management’s performance in its delivery of
the strategy.

See more on key decisions, page 81

Building trust in bp
òòò
Two themes for the board in helping to
maintain and enhance organizational trust
continue to be safety performance and culture.
On safety, directors gained valuable insights
from employees, suppliers and partners as
part of board meetings, company-wide
engagements and site visits. Examples in 2025
included presentations by refining, bpx energy
and Gulf of America on safety plans and
performance. Notably, the safety and
sustainability committee’s visit to the Whiting
refinery in the US provided direct insights on
the site’s approach to safety, operational
reliability and its ongoing commitment to
continuous performance improvement.
Related to culture, feedback was shared on
progress against bp’s organizational
transformation. The Pulse employee
engagement survey reports and OpenTalk
reports (bp’s whistleblowing service) continue
to be a feature of board discussions. Looking
to the future of bp, the board reviewed the
talent pipeline and leadership development.
Board member participation in the
bpChallenge, bp’s flagship early‑careers event,
offered valuable perspectives into the
company’s talent development programme.
For more on culture see page 90.
Opportunities for collaboration
òòòòò
By attending meetings and events with
external stakeholders, and bp’s partners and
suppliers, the board gained insight into market
trends and development opportunities.
Engagements with governments and
regulators, together with consideration
of wider society’s interests, focused on
long‑term, sustainable value. For example,
capital investment (Argos expansion in
US Gulf of America), and portfolio growth
opportunities (Egypt, Trinidad and Tobago,
Mauritania and Senegal).
bp’s success in collaboration with partners
has led to several joint venture discoveries,
including in Namibia’s Orange Basin and
Gajajeira-01 in Angola. A key highlight in 2025
was the Bumerangue (Brazil) discovery –
the biggest for bp in 25 years.
Benchmarking progress
òòòòòò
Stakeholder engagement enhances the
board’s ability to benchmark our progress
against peers and to innovate, ultimately
benefiting our shareholders, workforce,
customers, suppliers and business partners,
and the communities where bp operates.

bp Annual Report and Form 20-F 2025	81

Corporate governance

Key decisions
Section 172 of the Companies Act 2006 requires directors to act in a way they believe will promote the success of the company for the benefit of its shareholders. The directors are required to consider the long-term impact of their decisions, the interests of employees, relationships with stakeholders, the community and environment and maintain high standards of business conduct. Set out below are four of the key decisions taken by the board during 2025 reflecting the directors’ consideration of these requirements.

Strategy and performance TCFD	Leadership transition

In support of the strategy reset, announced in February 2025, the board approved a refreshed financial frame with four
primary financial targets: growing free cash flow, increasing the cost reduction target, reducing net debt and generating
higher returns on investment. Five focused sustainability aims were also approved: net zero operations, net zero sales, people, biodiversity, and water.
Having taken these decisions, the board wanted to closely
monitor and oversee the implementation of the reset strategy and the delivery of the primary targets. During 2025, the board engaged in an extensive dialogue with the bpLT, with more
granular reporting reviewed at every board meeting. This
approach was supplemented by a programme of insight
sessions where the leaders of the businesses with the greatest potential impact on delivery of the targets provided deeper
insight on their plans and targets and tools that could be used to mitigate any risk to delivery into those business areas.
The board, through the remuneration committee, sought to
achieve alignment of performance measures for the group’s
long and short-term incentive arrangements with the reset
strategy, ensuring that the four primary financial targets form part of the basis for internal performance management and
remuneration outcomes through to 2027.
Stakeholders considered
òòòòòò

After more than three decades with bp, Murray Auchincloss
informed the chair of his openness to step down as CEO were
an appropriate leader identified who could accelerate delivery of bp’s strategy. A committee of the board was established
and undertook a comprehensive search process which led
to the appointment of Meg O’Neill as CEO with effect from
1 April 2026, with Carol Howle serving as interim CEO from
18 December 2025 until Meg’s appointment takes effect.
When reviewing the recommendations from the committee
to  appoint Meg, the board considered how the leadership
transition could accelerate bp’s strategic vision to become
a simpler, leaner, and more profitable company, and created
an opportunity to make the necessary transformative
changes to maximize value for shareholders.
The board considered Meg to be the most appropriate
candidate given her proven track record of driving
transformation, growth, and disciplined capital allocation.
Her relentless focus on business improvement and financial
discipline positions her well in leading bp through its next phase of growth.
Stakeholders considered
òòòòòò

Expanding production capacity	Castrol divestment approval

In September 2025 the board took a final investment decision
(FID) for a seventh operated oil and gas production hub, Tiber-
Guadalupe, in the US Gulf of America. The new hub, which
features a floating production platform and includes six wells in the Tiber field and a two-well tieback from the Guadalupe field, is expected to have a production capacity of 80,000
barrels of oil per day. Production is expected to start in 2030.
In reviewing the FID proposal, the board considered how
existing platform and subsea equipment designs could be
utilized to drive cost efficiencies across the production hub’s construction, commissioning and operations. The board
concluded that the hub’s strategically advantaged location,
ability to deploy enhanced high-pressure drilling technology and synergies identified from using more than 85% of the
design from bp’s Kaskida project (another board-approved oil and gas production hub in the Gulf of America, announced in
July 2024) combined to make a strong economic case for
sanctioning this project.
Stakeholders considered
òòòò

In December 2025 the board approved the sale of a 65%
shareholding in Castrol to Stonepeak, at an enterprise value of $10.1 billion. This represents an implied EV / LTM EBITDA of around 8.6x reflecting the strength of the business and future growth potential.
The decision followed a comprehensive strategic review
of Castrol, through which the board considered how the
transaction would accelerate delivery of bp’s reset strategy, including focusing the downstream, and strengthening the
balance sheet. With the transaction expected to generate
approximately $6.0 billion in net proceeds for bp upon
completion, the board decided to fully utilize the proceeds
to reduce net debt. Completion is anticipated by the end of
2026, subject to regulatory approvals. The board decided
to retain a 35% interest in the new joint venture, providing continued exposure to Castrol’s growth while maintaining
the option to divest its remaining stake after a two‑year
lock‑up period.
Stakeholders considered
òòòò

82	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Safety and sustainability committee

“The committee provided disciplined oversight of safety, security and sustainability across the business.” Melody Meyer Safety and sustainability committee chair

Meetings and attendance
The committee met five times during 2025.
Regular attendees included EVP production
and operations; SVP safety and operational
risk assurance; SVP intelligence, security and
crisis management; SVP digital security; SVP
HSE and carbon; and SVP global ethics and
compliance.

Non-executive directors	Five scheduled meetings
Melody Meyer: member (from May 2017), chair of the committee (from November 2019)	5/5
Dave Hager: member (from December 2025)	0/0
Satish Pai: member	5/5
Johannes Teyssen: member[a]	4/5
aJohannes Teyssen was unable to attend the scheduled
meeting in September 2025 due to an existing external
commitment.
Chair’s introduction
Dear fellow shareholders,
I am pleased to present the safety and
sustainability committee report for the year
ended 31 December 2025.
During 2025, the committee provided
disciplined oversight of safety, security, and
sustainability across the business, with a
strong emphasis on risk management and
operational excellence. This included
overseeing progress in the implementation of
Process Safety Improvement Plans (PSIPs) in
certain businesses, conducting deeper dives
on both process and personal safety,
reviewing personal and cyber security, and
considering operational integrity. The
committee also reviewed the principal safety
risks and associated mitigations, and received
updates on the integration of bp’s safety
standards into newly acquired businesses.
Tragically, four colleagues lost their lives
during 2025. We extend our sincere
condolences to the families, friends and
colleagues of all of those impacted.
One fatality occurred in our Thorntons retail
business and three occurred in separate
incidents in our TravelCenters of America (TA)
business during roadside assistance activities.
During the incident investigation, and
permanently thereafter, all highway roadside
assistance activities were suspended in our TA
business. As with all major incidents, the
committee received reports on the incident
investigation findings and the actions taken
in response.
Following the company’s strategy reset in
February 2025, the committee provided
oversight on the implementation of the five
refreshed sustainability aims: net zero
operations; net zero sales; people; biodiversity;
and water. For more information see page 37.
During 2025, members of the committee
participated in a site visit to Whiting refinery in
the US. This site visit provided the opportunity
to have open and constructive dialogue with
employees and observe bp’s safety and
sustainability culture and performance
in action.
As I reach the end of my nine-year term on the
board and as chair of the committee, I want to
express my sincere appreciation for the high
level of engagement, transparency and
commitment demonstrated across bp in
advancing safety performance, sustainability
and operational excellence.
Looking forward to 2026, the committee will
focus its oversight on maintaining the good
progress and continuous improvement in
safety performance and the implementation of
bp’s Operating Management System« within
recently acquired businesses.
Role of the committee
The committee oversees the management of
safety and sustainability matters, including
physical and cyber security and relevant
systems and processes, focusing on those
which it considers to be most potentially
material from time to time.
Key responsibilities
The committee’s full terms of reference can be
viewed at bp.com/governance.
Melody Meyer
Committee chair
6 March 2026

bp Annual Report and Form 20-F 2025	83

Corporate governance

Activities during the year
Overseeing improved safety
performance
The committee continued to oversee safety
performance, supporting management’s
progress in reducing combined tier 1 and 2
process safety events«. During 2025,
combined tier 1 and tier 2 safety performance
improved, with combined process safety
events being 29% lower than in 2024.
The committee received regular reports from
the EVP production and operations on safety
and operational performance, incident
reviews, and on the mitigation of principal and
emerging safety risks around the business. It
also received updates from management on
the implementation of PSIPs in certain
businesses and updates on personal security
improvements, including the integrity of crisis
management and business continuity
processes.
Deep-dive updates regarding significant or
material events and specific risk areas within
the business were also received. The
committee challenged management on the
root cause and learnings from these incidents
and how learnings are embedded into existing
safety processes.
Providing challenge on risk
management
The committee provides independent
challenge to management on the
effectiveness of the processes and
procedures implemented to manage safety
and sustainability risk. This is achieved through
regular review and monitoring of the principal
risks allocated to it by the board and through
deep-dives on key risk areas including wells,
process safety, marine risk, product quality,
pipeline risk, transportation risk, maintenance
integrity, cyber security, ethics and
compliance, and regulatory compliance.
Further deep-dives were undertaken into
specific areas of risk within the business
covering risk management and safety
performance in newly acquired businesses,
such as TravelCenters of America, Archaea
Energy and bp bioenergy. This provided the
committee with enhanced oversight of the
integration of bp’s Operating Management
System« into newly acquired businesses.
The committee routinely received:
•Updates on the activities of internal audit,
focused on operational safety audits,
together with an annual report on bp’s
system of internal control. This provides an
independent view on management’s safety
and sustainability performance, as well as
an independent assessment of key
challenges and risk areas.
•Briefings from the SVP global ethics and
compliance on emerging areas of risk and
associated mitigations, including increased
reports of external threats affecting retail
operations.
•Reports on cyber security risks and the
effectiveness of mitigation processes,
including identification of emerging cyber
risks from AI and geopolitical events.
The committee also continued its joint
engagement with the audit committee
through combined updates on non-operated
joint venture safety and sustainability.
Oversight of sustainability matters
Refreshing bp’s sustainability frame TCFD
The committee reviewed and endorsed a
refreshed sustainability frame with five aims:
net zero operations; net zero sales; people;
biodiversity; and water. Progress against these
aims was monitored through regular updates
from management. In 2025 focused deep-
dives were undertaken into each pillar of the
sustainability frame, with focus on
management’s plans to address areas of more
challenged delivery.
Human rights and global reporting
landscape
The committee reviewed progress on
mitigations in human rights and modern
slavery. It also kept abreast of the current
global sustainability reporting environment,
including bp’s plans for compliance through
reporting from management.
Sustainability and safety linked
remuneration targets
The committee made recommendations to the
remuneration committee regarding safety and
sustainability targets and outcomes that are
tied to remuneration. This included critically
analyzing current methodologies for the
setting of targets to ensure they remain
appropriately stretching, and incorporated
changes to the sustainability frame announced
in February 2025.

Whiting refinery visit
During the visit to the Whiting
refinery, the S&SC members were
briefed on infrastructure upgrades,
with particular emphasis on
enhancements to electrical
systems and the refinery’s
continued focus on safety,
reliability and continuous
improvement.
The S&SC members also took a
driving tour of the refinery to gain
a deeper understanding of its
operational footprint and
integration with the local
community. The visit provided an
opportunity for the Whiting team
to demonstrate their critical role in
bp’s integrated value chain and
commitment to operational
excellence.
Image: Whiting refinery, US

TCFD Information that supports TCFD Recommendations and Recommended Disclosures in relation to governance (see pages 41-44)

84	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Audit committee

“The committee had particular focus on advancing digital transformation initiatives.” Tushar Morzaria Audit committee chair

Meetings and attendance
The committee met eight times during 2025.
Regular attendees included the chief financial
officer (CFO), group controller, SVP internal
audit, EVP legal and the external auditor.

Non-executive directors	Eight scheduled meetings
Tushar Morzaria: member (from September 2020), chair of the committee (from May 2021)	8/8
Pamela Daley[a]: member (until 7 July 2025)	2/4
Karen Richardson: member	8/8
Hina Nagarajan[b]: member	7/8
Ian Tyler: member (from 2 June 2025)	4/4
aPamela was unable to attend the meetings in April and May
due to personal reasons.
bHina was unable to attend the meeting in September due to
pre-existing external commitments.
Chair’s introduction
Dear fellow shareholders,
I am pleased to present the audit committee
report for the year ended 31 December 2025.
Financial reporting remains central to the
committee’s responsibilities – monitoring its
integrity, overseeing management’s control
procedures and evaluating their effectiveness
and working with internal and external
auditors to ensure that what you – our
shareholders – rely on in our reporting has
been appropriately challenged and reviewed.
This involves acting on behalf of the board and
co-ordinating input from other committees as
needed, including reporting and making
recommendations to the board.
In 2025 the committee maintained its
oversight of bp’s reporting processes, with
particular emphasis on advancing digital
transformation initiatives and monitoring their
implementation progress.
Among its many activities during the year, the
committee has monitored progress against
bp’s 2027 $4-5 billion structural cost reduction
target. In addition, the committee is
overseeing the mandatory external audit
tender, with the tender process expected to
conclude during 2026.
As the regulatory environment evolves, the
committee remains engaged with
management to oversee bp’s approach to new
reporting requirements, with particular focus
on the new UK Corporate Governance Code
2024, provision 29 readiness. The committee
also monitored management’s plans for the
implementation of financial and non-financial
reporting developments.
In September 2025 the committee visited bp’s
supply, trading and shipping business in
Canary Wharf, London. The visit included a tour
of the trading floors and business briefings,
with a particular focus on the energy and
commodities trading operations. Read more
on page 85. The committee continues to
engage with other stakeholders where
appropriate, including through regulatory
inspections when they occur.
On behalf of my colleagues on the committee,
I would like to extend my thanks for the
continued professional support and focus of
effort by management and our various
advisers during a year where bp delivered
strong performance in some areas but had
some challenges in others. We look forward to
continuing this journey through 2026.
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
Minimum Standard.
Key responsibilities
A summary of the committee’s terms of
reference is on page 359 and the full
terms of reference can be viewed at
bp.com/governance.
Tushar Morzaria
Committee chair
6 March 2026

Financial expertise
The board is satisfied that
•Tushar Morzaria, the chair of the
committee, has recent and
relevant financial experience as
required by the UK Corporate
Governance Code and that he is
competent in accounting and
auditing in accordance with the
FCA’s Disclosure Guidance and
Transparency Rules.
•The committee has an
appropriate and experienced
blend of commercial, financial
and audit expertise to assess
the issues it is required to
address, as well as competence
in the relevant sector in which
bp operates. During 2025, Ian
Tyler was appointed as a
member of the committee,
further strengthening the
committee’s financial expertise.
•As a US foreign private issuer,
the committee meets the
independence criteria
provisions of Rule 10A-3 of the
US Securities Exchange Act of
1934, and Tushar Morzaria can
be regarded as an audit
committee financial expert
as defined in Item 16A of
Form 20-F.

bp Annual Report and Form 20-F 2025	85

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
statements.
•The committee monitored progress and
reporting on cost savings.
Going concern, viability and fair,
balanced and understandable
considerations
The committee reviewed the company’s going
concern assumption and longer-term viability
statement. In determining and recommending
to the board that it was appropriate to adopt
the going concern basis of accounting and the
longer-term viability of the company, the
committee carefully considered and, where
appropriate, constructively challenged
relevant underlying assumptions and
supporting analysis.
The committee received an update from
management on the verification process for
the bp Annual Report and Form 20-F in
support of its recommendation to the board
that the report was fair, balanced and
understandable. These documents were
comprehensively reviewed with input from
subject matter experts and the external
auditors. The committee’s review included
consideration of bp’s non-financial disclosures
such as the Task Force on Climate-related
Financial Disclosures (TCFD) that are made in
compliance with the UK Listing Rules. TCFD
Maintaining resilience through
systems of internal control and
risk management
•The committee oversaw risk management
and internal control processes, routinely
reviewing and monitoring principal risks
allocated to it by the board through a
combination of business or function
reviews and focused engagement with
key stakeholders.
•Through a deep-dive update, the
committee reviewed supply, trading
and shipping business performance.
The session focused on the refined
products trading and shipping interface,
LNG and power benches as well as key and
emerging market, operational and
geopolitical risks.
•The committee reviewed the affordability of
proposed distributions, taking into account
factors such as whether sufficient
distributable reserves are available.
•In addition, the committee received:
–updates on the systems in place to assess
fraud risk and the controls in place to
manage and mitigate identified risks,
reflecting developments such as to the
UK’s Economic Crime and Corporate
Transparency Act.
–an update on compliance with new
business regulations, together with
additional briefings during the year on
technical accounting updates and
developing ESG disclosures. TCFD
•The committee remained focused on
regulatory developments, including
receiving updates on the consideration of
enhancements to bp’s risk management
and internal control framework as a result
of the UK Corporate Governance Code
2024, and received updates on
implementation progress.
Effectiveness of risk management and
systems of internal control
The committee reviewed and challenged
management on the effectiveness of the
system of internal control and agreed that it
did not require further action nor were there
any significant failings or weaknesses to
report. As part of this assessment the
committee considered internal audit’s annual
review of internal control and risk
management, together with an assessment of
it from management. The committee also
discussed internal controls and financial
reporting processes during the year,
challenging control gaps identified, root cause
analysis and remediation actions, and
reviewing progress towards addressing
deficiencies that had previously been
identified in relation to manual journal
controls. Tier II control gap reporting was
introduced at each scheduled meeting.
Further details on internal controls in place for
financial reporting can be found on page 360.
In addition, the committee received updates
on the evolution and enhancement of non-
financial reporting controls and assurance,
such as first and second line of defence
activities. TCFD

Canary Wharf
site visit
During the audit committee’s tour
in September of the supply, trading
and shipping (ST&S) floors in
Canary Wharf, London, the
directors met internal stakeholders
based there, hearing from
colleagues in gas & power and
refining & products trading.
Image: Audit committee members at our
Canary Wharf office, London, UK

TCFD Information that supports TCFD Recommendations and Recommended Disclosures in relation to governance (see pages 41-44)

86	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Audit committee continued
Overseeing the relationship with
external and internal audit
•During the year, the FRC’s Audit Quality
Review (AQR) team selected Deloitte’s
audit of the Company’s Annual Report and
Accounts for the year ended 31 December
2024 as part of its annual inspection of
audit firms. The review was assessed as
‘limited improvements required’ with only
one other finding identified. The chair of the
committee received a full copy of the FRC’s
report, and discussed it with Deloitte. The
committee confirmed that there were no
significant areas for improvement
identified, no key findings within the report
and was satisfied that there is nothing
within the report which might have a
bearing on the audit appointment.
•On the recommendation of the committee,
the board will propose the reappointment
of Deloitte as the company’s external
auditor to shareholders at the 2026 annual
general meeting. The external auditor’s
independence and objectivity were
reviewed and monitored by the committee
using a combination of factors, including
assurances provided to it by the external
auditor, the level of non-audit fees, and the
timeline for lead audit partner rotation and
re-tender of audit services. The committee
concluded that it was satisfied with the
audit team’s effectiveness, service quality
and commitment, including that the
external auditor provides constructive
challenge to management. In support of
this, the committee received reports from
the external auditor that covered insights
from their audit work, actions taken to
address the FRC’s annual report on the
external auditor, and the inspection results
of the external auditor’s quality control
procedures. During 2025, following the
2024 audit, the external auditor undertook
an auditor effectiveness review. The
process comprised a series of interviews
with senior stakeholders within bp who
engage with the audit team on a regular
basis. Stakeholder feedback reflected a
positive view of the quality and
effectiveness of the audit. In addition,
the committee received reports from
management, which included a survey
seeking internal stakeholder feedback on
the external auditor’s performance and bp’s
commitment to the audit. The main
measurement criteria covered planning and
scope, robustness of audit, independence
and objectivity, quality of delivery, quality of
people and service, and value-added
advice.
•The committee met privately with the
external auditor during the year and, in
addition, reviewed, approved and
monitored progress against the external
audit plan, considering materiality levels,
audit risks, scoping changes, and
resourcing. The committee is satisfied that
the external auditor has full access to staff
and records. The committee continued to
monitor and review the effectiveness and
capabilities of the internal audit function.
This included, for example, reviewing and
approving the internal audit plan in the
context of bp’s principal risks. The
committee concluded that the function had
independent, unrestricted scope, access to
information, and sufficient resources to
fulfil its mandate. They met privately with
the SVP internal audit, discussed regular
updates on internal audit activities and
where appropriate challenged
management’s response and progress
made on the closure of findings.
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
External audit services were last tendered in
2016, and the external auditor has been in that
role since 2018 (seven years). During the year
the committee agreed an approach, timeline
and selection criteria for a re-tendering of
audit services that is anticipated will be
completed by the end of 2026, for the
2028 audit.
Oversight of audit fees and
non-audit services
The committee reviewed and approved the
audit services fee and terms of engagement
for the external auditor while retaining
oversight of bp’s policy on non-audit services
and the review and approval of non-audit
services.
The total amount of audit and non-audit
fees paid to Deloitte for 2025 is set out in
Financial statements – Note 36. The
committee is satisfied that the audit fee is
appropriate in respect of the audit services
provided. The majority of non-audit fees relate
to work of an assurance nature.
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
Approvals for individual engagements of pre-
approved permitted services below certain
thresholds are delegated to the group
controller or the CFO. More information is
outlined in the principal accountant’s fees and
services on page 361.

bp Annual Report and Form 20-F 2025	87

Corporate governance

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

•Reviewed management’s best estimate of oil
and natural gas price assumptions for value-in-
use impairment testing and investment
appraisal.
•Reviewed management’s determination that its
best estimate of oil and natural gas prices is in
line with a range of transition paths consistent
with the goals of the Paris climate change
agreement.

•Management’s revised best estimates of oil and
natural gas prices are in line with a range of
transition paths consistent with the goals of the
Paris climate change agreement.
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

•Decommissioning provisions of $12.3 billion
were recognized on the balance sheet at 31
December 2025.
•The discount rate used by bp to determine the
balance sheet obligation at the end of 2025 was
a nominal rate of 4.5% based on long-dated US
government bonds. The discount rate remains
unchanged from the prior year.

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
•Exploration intangibles totalled $4.0 billion at
31 December 2025.

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
•Deferred tax assets of $4.3 billion were recognized on the balance sheet at 31 December 2025. •The calculation of tax risk provisions is consistent with IAS 37 and IFRIC 23.
Pensions

Accounting for pensions and other post-
employment benefits involves making estimates
when measuring the group’s pension plan
surpluses and deficits. These estimates require
assumptions to be made about uncertain events,
including discount rates, inflation and life
expectancy.
•Reviewed and challenged the group’s assumptions used to determine the projected benefit obligation at the year end, including the discount rate, rate of inflation, salary growth and mortality levels.
•At 31 December 2025, surpluses of $7.8 billion
and deficits of $4.8 billion were recognized on
the balance sheet in relation to pensions and
other post-employment benefits.
•The method for determining the group’s
assumptions remained largely unchanged from
2024. The values of these assumptions and a
sensitivity analysis of the impact of possible
changes on the benefit expense and obligation
are provided in Financial Statements – Note 24.

88	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Audit committee continued
Examples of how key accounting judgements and estimates were considered and addressed, and how relevant accounting policies have been applied continued

Key accounting judgements and estimates	Audit committee activity	Conclusions/outcomes
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
•Reviewed the group’s proposed enhanced
disclosures in relation to Amendments to IAS 7
‘Statement of Cash Flows’ and IFRS 7 ‘Financial
Instruments: disclosures’ relating to supplier
finance arrangements.

•bp had liabilities of $5.6 billion, $1.4 billion and
$1.0 billion, respectively, in respect of letters of
credit, promissory notes and reverse factoring
arrangements that are presented within trade
and other payables at 31 December 2025.
•The disclosures required by the Amendments to
IAS 7 ‘Statement of Cash Flows’ and IFRS 7
'Financial Instruments: disclosures’ relating to
supplier finance arrangements are included in
Financial Statements – Note 29.

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

•bp has assets and liabilities of $20.1 billion and
$18.2 billion, respectively, recognized on the
balance sheet for level 3 derivative financial
instruments at 31 December 2025, mainly
relating to the activities of the supply, trading &
shipping function. bp’s use of internal models to
value certain of these contracts has been
disclosed in Financial Statements – Note 1.
•bp considers that contracts to buy or sell LNG
do not meet the definition of a derivative
under IFRS.

bp Annual Report and Form 20-F 2025	89

Corporate governance

People, culture and governance committee

“2025 has been a busy year for the committee, with a strong focus on board succession.” Albert Manifold People, culture and governance committee chair

Meetings and attendance
The committee met five times during 2025.
The CEO and EVP people, culture &
communications regularly attend these
meetings.

Non-executive directors	Five scheduled meetings
Albert Manifold: member (from September 2025); chair of the committee (from October 2025)	1/1
Helge Lund: member (until September 2025); chair of the committee (until September 2025)	4/4
Dame Amanda Blanc: member	5/5
Dr Johannes Teyssen: member	5/5
Hina Nagarajan: member	5/5
Chair’s introduction
Dear shareholders,
I am pleased to present the people, culture
and governance committee report for the year
ended 31 December 2025, my first since being
appointed as board chair and as chair of the
committee on 1 October 2025.
2025 has been a particularly busy year for the
committee, with a strong focus on board
succession.
In support of the strategy reset in February
2025 and to fill current and anticipated
vacancies on the board, the committee
undertook a search process to identify new
board members who would bring the
additional skills and experience required as bp
embarked on its next chapter. The search
process resulted in three new non-executive
directors being appointed:
•Ian Tyler was appointed on 1 April 2025,
succeeding Tushar Morzaria as chair of the
remuneration committee with effect from
17 April 2025 and becoming a member of
the audit committee from 2 June 2025.
•Dave Hager joined the board on 2 June
2025 and became a member of the safety
and sustainability committee with effect
from 10 December 2025.
•Simon Henry joined the board on
1 September 2025.
In April 2025, Helge Lund informed the board
of his intention to step down as chair. Pamela
Daley informed the board in July 2025 that she
would also be standing down from the board.
During the year, Murray Auchincloss also
informed the board of his openness to step
down as CEO.
Comprehensive search processes were
undertaken by separate committees of the
board in connection with these decisions.
In turn, this led to my own appointment as a
non-executive director from 1 September
2025, succeeding Helge as chair of the board
and of this committee on 1 October 2025. It
also resulted in the appointment of Meg
O’Neill as CEO with effect from 1 April 2026,
with Carol Howle being appointed as interim
CEO with effect from 18 December 2025 until
Meg joins the board.
Further information on these search processes
is provided on page 90.
In addition to board succession matters,
during 2025, the committee continued its
focus on culture, reviewing feedback from the
workforce engagement sessions that took
place during the year and the results of the
annual and live employee pulse surveys to
gauge employee sentiment.
Role of the committee
The committee seeks to ensure that the
composition and structure of the board and
leadership team remain effective. It also
monitors the balance of skills, knowledge,
experience and diversity of the board. The
committee oversees the development of a
diverse pipeline for executive succession to
the board and leadership team through
continuous succession planning and
monitoring development plans for bp leaders
and beyond.
The committee tracks bp’s culture and its
alignment with our ‘Who we are’ culture frame,
and monitors sentiment of the workforce.
The process for the nomination, induction
and orderly succession of candidates for the
board, the leadership team and the company
secretary role are led by the committee,
as is the annual board and committee
performance review.
Key responsibilities
The committee’s full terms of reference can be
viewed at bp.com/governance.
Albert Manifold
Committee chair
6 March 2026

Diversity statistics
and outcomes
As at 31 December 2025, 46% of the
board were women, three senior
board positions were held by
women and three directors
identified as being from a minority
ethnic background. For further
details on board and leadership
team diversity, in line with the UK
Listing Rules, see page 126.
As at 31 December 2025, senior
management, defined as the
leadership team (being the first
layer of management below board
level) and the company secretary[a],
and their direct reports, comprised
44% women (2024 50%) and 22%
Black, Asian and other ethnic
minority individuals (2024 29%).
a  As defined in the UK Corporate Governance
Code 2024.

90	bp Annual Report and Form 20-F 2025	« See glossary on page 375

People, culture and governance committee continued
Activities during the year
Succession planning
Chair and CEO succession
The board established two committees to lead
the selection processes for the company’s next
chair and CEO. The committee that led the search
process for the new chair was chaired by Dame
Amanda Blanc, joined by Melody Meyer, Hina
Nagarajan and Johannes Teyssen as members.
The committee that led the search process for
the CEO was chaired by Albert Manifold, joined
by Dame Amanda Blanc, Dave Hager, Karen
Richardson, and Ian Tyler as members.
Executive search consultants, Egon Zehndera,
were appointed to support both processes by
identifying suitable candidates to replace Helge
Lund and Murray Auchincloss against role
specifications agreed by the respective
committees and the board. Each role
specification set out the skills, experience,
diversity and knowledge required for each role,
including leadership capability, industry, sector,
safety and operational expertise.
Shortlisted candidates were invited to interviews
with members of each committee. The preferred
candidates for each role were then invited to
meet the full board.
The board appointed Albert Manifold as a non-
executive director and chair designate with
effect from 1 September 2025 and as chair of
the board and this committee with effect from
1 October 2025.
The board appointed Meg O’Neill as CEO with
effect from 1 April 2026. Carol Howle was
appointed as interim CEO with effect from 18
December 2025 until Meg joins the board. See
page 81 for further information on the decision-
making process and stakeholder considerations.
The board and committees
As part of the ongoing process to refresh the
board and to ensure it has the right balance of
skills, experience, and diversity needed to meet
the company’s current and future priorities, the
committee agreed the criteria for three new non-
executive roles. The criteria focused on
candidates primarily from the UK and US with
industry, sector, safety and operational
experience, including, in the case of the
remuneration committee leadership,
remuneration committee expertise and the ability
to lead complex remuneration considerations for
a complex global company such as bp.
Suitable candidates for each role were identified
against the agreed role profiles with support
from Egon Zehndera and shortlisted candidates
were invited to interview with members of
the committee.
This process resulted in the board approving the
committee’s recommendations to appoint
Ian Tyler, Dave Hager, and Simon Henry as new
non-executive directors.
During the year, the membership of the board
committees was also reviewed. As a result, Ian
Tyler was appointed as chair of the remuneration
committee with effect from 17 April 2025 and as a
member of the audit committee from 17 April
2025. Dave Hager was appointed as a member of
the safety and sustainability committee with
effect from 10 December 2025.
bp’s leadership team
The committee oversees development plans for
bp’s senior leaders and emerging talent and their
alignment with executive succession planning
over various timescales. Development plans
identify the desired breadth and depth of
experience and roles required to bolster the skills
of individuals with executive potential.
Diversity
Better decision making and outcomes are
achieved when people with differences of
opinion and with different backgrounds come
together with a common ambition. The
committee periodically reviews the board’s
diversity, equity and inclusion (DE&I) policy.
The board’s DE&I policy applies to the board and
its committees, and complements bp’s wider
diversity policies, the group’s values, code of
conduct and sustainability frame. It includes
gender and ethnicity representation targets for
the board that are aligned with the UK Listing
Rules. Read more at bp.com/governance.
Oversight of culture and the voice of
the workforce
The committee oversees employee engagement,
leading and lagging indicators of culture, and
how culture is being embedded. This includes
monitoring feedback from the workforce
engagement programme (WFEP) and private
sessions with bp’s SVP, ethics and compliance
(E&C), who has accountability to, and direct
channels of communication with, the committee.
The committee is responsible for approving the
appointment and termination of the SVP, E&C
and reviews and recommends their remuneration
to the remuneration committee.
The WFEP continued during 2025 with directors
engaging with employees across multiple
regions and from different disciplines on topics
including leadership and culture, safety (including
retail safety), transformation, and remuneration.
Insights from these sessions are collated and
shared with the board, strengthening its
consideration of workforce views in board
discussions and the decisions it ultimately takes.
The committee continues to consider that the
WFEP is the most appropriate mechanism for
workforce engagement, given the activities and
structure of bp. Read more on page 80.
Board performance
The externally facilitated board performance
review in 2024 highlighted the continuing
importance of succession planning to drive the
delivery of the reset strategy. Building on the
outputs from the 2024 review, the board
appointed three new non-executive directors and
introduced enhanced performance reporting by
management during the year. This reporting was
supplemented by a programme of insight
sessions, providing the board with in-depth
briefings from leaders of the businesses with the
greatest impact on the delivery of strategy.
The CEO’s performance review is conducted by
the chair, with input from the senior independent
director. Given the short tenure of Albert
Manifold, a performance review of the chair was
not undertaken in 2025. This process is usually
led by the senior independent director.
Helge Lund’s decision to step down from the
board in April 2025 and the appointment in
September 2025 of his successor offered an
opportunity, alongside the board’s established
performance-evaluation processes, for the
continuing directors to reflect on the roles and
performance of the board and its committees.
This in turn influenced the skills, experience and
leadership credentials that were sought from the
new board chair and, then also, the new CEO.
Ultimately, having appointed Albert Manifold as
chair from 1 October 2025 and Meg O’Neill as
new CEO from 1 April 2026, the board concluded
that the process of the 2025 performance review
for the board and its committees had been
comprehensively undertaken. In view of this, a
standalone supplementary performance review
was therefore not warranted. Additionally, and
since his appointment to the role, the chair held a
series of one-to-one meetings with each non-
executive director to discuss their reflections on
the board’s performance and that of its
committees and individual board members.
Overall, the insights gathered from the 2025
performance review will inform the future needs
and roles of the board and its respective
committees, how they operate and the optimal
composition of the board over the longer term.
Among the changes already in motion as a result
of this review process, members of the
leadership team routinely join board meetings to
discuss safety, operational and financial
performance, major projects and delivery of the
four primary targets set out in the reset strategy.
The introduction of a reporting dashboard during
the year strengthened this enhanced board
oversight of performance at a more granular
level, by business group and against key metrics.
This is being supplemented with additional
scheduled board time for in-depth discussions
on performance and portfolio composition.
aThe committee engaged Egon Zehnder in support of search activity for new board candidates. Egon Zehnder does not have any connection with the company or individual directors, save that
Egon Zehnder provides advice and support on bp’s executive development programme.

bp Annual Report and Form 20-F 2025	91

Corporate governance

Directors’ remuneration report

“2025 was a year of strong
underlying financial and
operational performance
and we have made
meaningful progress
towards the strategic
priorities announced in
February 2025.”
Ian Tyler
Remuneration committee chair

Meetings and attendance
The chair and the chief executive officer (CEO)
are standing attendees, except for matters
relating to their own remuneration. The CEO is
consulted on the remuneration of the chief
financial officer (CFO) and other members of
the leadership team, and receives input from
the committee on remuneration across the
wider workforce. Both the CEO and CFO are
consulted on matters relating to the group’s
performance and the metrics adopted for
each performance cycle.
bp’s EVP people, culture & communications,
SVP reward, external advisors and other
executives may attend where necessary. The
committee consults other board committees
on the group’s performance and on issues
relating to the exercise of judgement or
discretion as necessary.
The committee met nine times during 2025.
Meeting attendance can be found below.

Non-executive directors	Seven scheduled meetings	Two ad hoc meetings
Ian Tyler: chair of the committee[a]	4/4	2/2
Tushar Morzaria: member[a]	7/7	2/2
Dame Amanda Blanc: member	7/7	2/2
Pamela Daley: member[b]	2/4	0/0
Melody Meyer: member	7/7	2/2
aIan Tyler was appointed as remuneration committee chair
from the conclusion of the 2025 AGM. Tushar Morzaria
stepped down as interim remuneration committee chair
from this date.
bPamela Daley stepped down as a non-executive director
and member of the remuneration committee on 7 July 2025.
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
Key areas of focus in 2025
•Workforce engagement – engaged with the
wider workforce on performance, reward
and wellbeing. This included holding a
workforce engagement programme
session in July 2025, where selected
employees were invited to discuss bp’s
approach to reward and employee
engagement.
•Remuneration outcomes – agreed the
outcomes of incentive awards for executive
directors, including reviewing performance
‘in the round’ and determining whether
discretion should be exercised. Monitored
in-flight progress of equity and bonus
awards.
•Performance measures – discussed and
agreed the performance measures for the
2025 annual and long-term performance
scorecards to ensure alignment with
bp’s strategy. This included reflecting on
our sustainability measures and seeking
input from the safety and sustainability
committee. TCFD
•Framework on fatalities – reflected on the
impact of fatalities on annual bonus
outcomes and the framework that was
introduced in 2024 to help guide decisions
going forward.
•Change in leadership – set the
remuneration terms for the interim CEO
and incoming CEO. Agreed the exit
arrangements for the outgoing CEO.
•Merit-based reviews – reviewed pay for
performance arrangements for the
leadership population in line with bp’s
reward principles.
TCFD Information that supports TCFD Recommendations and Recommended Disclosures in relation to governance (see pages 41-44)

92	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
Chair’s introduction
Dear shareholders,
I am pleased to present the directors’
remuneration report for the year ended
31 December 2025.
This is my first report as chair of the
remuneration committee, having taken on the
role from Tushar Morzaria on 17 April 2025.
Having agreed to step into the role on an interim
basis, I would like to thank Tushar for his
leadership of the committee during this period.
The committee remains focused on ensuring our
remuneration policy supports the delivery of
bp’s strategic priorities, aligning executive
reward outcomes with sustainable long‑term
value creation for our shareholders. Constructive
dialogue with our shareholders has been an
important part of this process, and we are
grateful for the insights shared during 2025.
We are asking shareholders to vote on two
remuneration resolutions at bp’s 2026 AGM:
•Our remuneration report, which presents
remuneration outcomes for 2025 and how
we intend to apply the policy in 2026.
•Our remuneration policy (the policy), which
outlines the framework that will apply to our
executive directors, non-executive directors
and chair of the board.
Business performance
While performance over the three-year
performance period for the EDIP was mixed,
2025 was a year of strong underlying financial
and operational performance. bp delivered
operating cash flow« of $24.5 billion,
underpinned by disciplined capital allocation
and efficiency with a 10% reduction in capital
expenditure« compared with 2024.
Operationally, plant reliability« and refining
availability« both exceeded 96%, reaching their
highest levels on record.
We also made meaningful progress towards the
strategic priorities set out in our reset strategy
announced in February 2025. We established
four primary targets through to the end of 2027:
growing cash flow, improving returns,
reducing costs and strengthening the balance
sheet. We remain on track to deliver against
these objectives.
During the year, we agreed the sale of a 65%
shareholding in Castrol, which we expect to
generate net proceeds of approximately $6
billion, and completed the sale of our US onshore
wind business. We also delivered $2.0 billion of
structural cost reductions«, strengthening our
financial position and supporting continued
delivery into 2026.
Incentive outcomes
2025 annual bonus
The scorecard for this cycle consisted of five
measures; tier 1 and tier 2 process safety
events«(15% of award), operated carbon
emissions (15%), reliability and availability (15%),
modified free cash flow« (30%) and structural
cost reductions (25%).
Safety and sustainability
Within the annual bonus scorecard, safety
performance is measured against the number of
tier 1 and tier 2 process safety events each year
(7.5% weighting each).
For 2025, we achieved a combined outcome
of 87.5% of maximum for this measure. We
reported five tier 1 process safety events during
the year resulting in an outcome between target
and maximum. Tier 2 performance was strong
with a significant reduction in the number of
events compared to prior year (22 events in 2025
compared to 35 events in 2024), resulting in a
maximum outcome for this measure. This
reflects our continued focus on process and
personal safety.
However, we are deeply saddened by the four
workforce fatalities during the year – three at
TravelCenters of America and one at Thorntons.
Further details of these fatalities are set out on
page 55.
In assessing the impact of the fatalities during
the year, the committee was mindful of the total
number of fatalities across the group and, with
input from the safety and sustainability
committee, reflected on the circumstances of
each fatality. However, in line with our
framework, the three fatalities at TravelCenters
of America have been dealt with predominately
at a local level – see page 101 for further details.
In respect of the group score, it was agreed that
that a downward adjustment was justified when
reflecting on the fatality at Thorntons and
broader safety performance, and the entire
bonus score was reduced by 4 points for all
participants.
Sustainability performance was assessed
against operated carbon emissions, which
covers Scope 1 and 2 emissions based on bp’s
net zero operations aim. Our performance was
strong and we delivered 1.6MteCO2e ahead of
our scorecard target, which resulted in an
outcome of 73% of maximum.
Financial and operational
Under our financial and operational categories,
bp delivered strong performance across all
measures.
From an operational perspective, our
performance was assessed against both plant
reliability and refining availability. We achieved
an outcome of 96.2% which resulted in an above
target outcome.
Our financial performance was assessed against
modified free cash flow and structural cost
reduction. Modified free cash flow was $12.4
billion, which resulted in the maximum outcome,
reflecting our continued focus on strong capital
discipline during 2025.
In line with our remuneration policy, the targets
for modified free cash flow are adjusted for the
actual commodity price environment to reflect
underlying performance.
This was the first year that structural cost
reductions were included in our scorecard.
We delivered $2.0 billion of cost reductions
which resulted in performance between
target and maximum.
Overall result
The formulaic annual bonus outcome, reflecting
safety, operational and financial performance
was therefore 1.63 out of a maximum of 2 (81.5%
of maximum).
As described previously, the committee
exercised its discretion to account for the
fatalities during 2025 and reduced the formulaic
outcome by 4 points to 1.59 out of 2 (79.5% of
maximum).
2023-25 performance shares
The 2023-25 performance share scorecard was
measured against relative TSR (20% weighting),
return on average capital employed
(ROACE)« (20%), adjusted EBIDA per share
compound annual growth rate (CAGR)« (20%),
sustainable emissions reductions (15%) and
strategic progress (25%).
rTSR
bp placed fifth in the comparator group,
resulting in nil vesting for this measure.
Financials
Financial performance was assessed against our
returns and earnings measures and performed
below the targets set at the start of the
performance period, achieving nil vesting. The
2023-25 average ROACE was 15.4% and adjusted
EBIDA per share CAGR was 9.8%.
Sustainability performance
We delivered Scope 1 and 2 greenhouse gas
emissions reductions of 12.9% against our 2019
baseline. This resulted in an outcome between
threshold and target, with vesting of 22% of
maximum.
Strategic progress
Strategic progress was assessed using a
combination of quantitative assessment (via
financial KPIs) and qualitative judgement against
the three strategic pillars set in 2023.
As set out in the 2024 directors’ remuneration
report, the committee also considered the
strategic changes announced in 2023 and the
Capital Markets Update in February 2025 when
scoring performance against the original criteria.

bp Annual Report and Form 20-F 2025	93

Corporate governance

We provide a detailed view of the committee’s
review of strategic progress on pages 103-105.
Having considered the above, the committee
determined that bp made strong progress over
the three-year period and an outcome of 80% of
maximum was felt appropriate for this measure.
Overall results
Overall, performance share vesting for the
2023-25 cycle was 23.3% of maximum. The
committee believes that, given a large
component of the strategic progress measures
comprise financial KPIs, this outcome properly
reflects achievement over the period and
therefore has not applied any further discretion.
Board changes
In December 2025, Murray Auchincloss stepped
down as CEO, and from the board, by mutual
agreement. Remuneration decisions relating to
Murray have been made in accordance with our
shareholder-approved policy and contractual
obligations, with full details provided on page 113.
Carol Howle assumed the role of interim CEO on
18 December 2025, having previously served as
EVP supply, trading & shipping. She will be
succeeded by Meg O’Neill whose appointment
as CEO takes effect from 1 April 2026.
Incoming CEO: Meg O’Neill
The committee has determined the
remuneration package for the incoming CEO in
line with our shareholder-approved
remuneration policy, considering Meg’s
experience, external market benchmarks,
shareholder expectations and broader operating
environment.
Meg will receive a base salary of £1.6 million on
appointment. This has been set at 2.5% above
the salary level of her predecessor when taking
into account the workforce salary increase that
he would have been eligible for in April 2026.
In reaching this decision, the committee
considered Meg’s proven track record as a high
performing CEO within the sector and the
experience and leadership credentials she will
bring to lead bp through the next phase of its
transformation journey.
Meg will receive standard benefits for an
executive director, as provided for in the
remuneration policy. These include a pension
allowance of 20% of base salary aligned with the
wider UK workforce. She will also participate in
bp’s annual incentive plans. There will be no
change to the operation of our minimum
shareholding requirement.
In line with our policy, Meg will receive relocation
support to facilitate her move from Australia to
the UK. She will also receive compensation for
incentive awards forfeited on leaving her
previous employer. Further details of Meg’s
joining arrangements are set out on page 108.
Interim CEO: Carol Howle
Upon assuming the role of interim CEO on
18 December 2025, Carol’s salary was set at
£1.508 million aligned with the level of her
predecessor. She will not be entitled to a salary
increase in respect of 2026 and she will receive
our standard executive benefits and pension
provisions.
For 2026, Carol will be eligible to receive awards
in line with our policy. She is also subject to bp’s
in- and post-employment minimum
shareholding requirement from the date of
appointment.
Looking ahead to 2026
Policy review
Our current remuneration policy was last
approved in 2023 with 94% shareholder support.
In line with the normal three-year cycle, we will
be seeking approval for a revised policy at the
2026 AGM.
Over the past year, the committee has
undertaken a detailed review of each element of
the existing policy, assessing its effectiveness in
incentivizing and rewarding the delivery of bp’s
strategy. We concluded that the current
framework continues to allow us to set
stretching, relevant and motivating short- and
long-term performance measures, that are
clearly aligned to the strategic priorities we
expect leadership to deliver.
Accordingly, beyond a small number of updates
to ensure continued alignment with evolving
market practice, we are not proposing any
significant changes at this time. We consulted
with our top 30 shareholders, representing over
40% of our register, who were generally
supportive of this approach for the 2026 AGM.
However, the committee is mindful that bp is
progressing through the next stage of its
transformation and therefore it is possible that
further changes to our remuneration approach
may be needed. Within this context, it may be
that we will ask shareholders for approval of an
updated policy ahead of the next required
triennial vote. The remuneration committee will
engage with bp’s major shareholders on any
such proposals in advance.
Annual pay review
Kate Thomson’s base pay will increase by 3.5%,
in line with the average increase in the UK.
Adjustments in other jurisdictions will vary by
local conditions.
Review of performance measures
As part of the broader policy review, the
committee reflected on the performance
measures used in our incentive scorecards and
considered whether they remain aligned to the
reset strategy announced in February 2025.
2026 annual bonus
To support the stretching goals within bp’s reset
strategy, the committee believes focus should
be on sustained financial performance over the
next year, with a particular lens on cash
generation and cost reduction.
The scorecard categories and weightings have
therefore been simplified, placing financial
performance at the forefront (65% of award),
supported by strong and sustained operational
delivery (20%) and a continued focus on safety
(15%). The underlying measures within the
categories remain broadly unchanged from prior
years and our framework on fatalities will
continue to apply.
Progress towards bp’s net zero operations
aim will continue to be rewarded through our
performance share plans rather than the
annual bonus.
2026-28 performance shares
In line with the simplified structure of the annual
bonus, the performance share plan has also
been streamlined to ensure focus on the
measures most critical to delivering our
reset strategy.
For 2026-28, the scorecard will focus on the
following key measures: shareholder returns
(30% of award), cash generation (25%), ROACE
(25%) and a continued focus on reducing Scope 1
and 2 operational emissions in line with bp’s
aim to reach net zero operations by 2050, or
sooner (20%).
For the shareholder returns measure, the peer
group has been reviewed for alignment with
the reset strategy. The 2026-28 group will be
simplified to five companies, focusing on the
oil super majors who are considered our
closest peers.
We have also broadened the underpin for our
performance share awards. Going forward, the
committee will take into consideration overall
safety performance as well as ongoing progress
towards a strong and resilient balance sheet
when assessing final outcomes, providing
further alignment with bp’s long-term priorities.
Conclusion
2025 was a year of strong progress. Taking all
circumstances into account, the committee
believes that the overall remuneration outcomes
are appropriate.
The committee remains committed to
maintaining an open and transparent
dialogue on remuneration matters with our
shareholders. I would like to thank you for
another year of constructive engagement
and your continued support ahead of the
2026 AGM.
Ian Tyler
Chair of the remuneration committee
6 March 2026

94	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued

Key performance highlights in 2025

$24.5bn	$14.5bn	2.3mmboed
•Refining availability of 96.3% and plant
reliability of 96.1% were highest on record.
•7 major projects started up, 5 ahead of
schedule.
•$11bn completed or signed divestments,
including $6bn Castrol transaction.
•On track against primary targets set out in
Capital Markets Update (February 2025).

operating cash flow« improved cash conversion	capital expenditure« 10% YoY reduction	upstream« production exceeded plan

Total remuneration in 2025

1. Salary and benefits	Single figure Chief executive officer (outgoing) 35% Fixed 65% Variable pay		Single figure Chief financial officer 36% Fixed 64% Variable pay
2. Cash allowance in lieu of pension
3. Annual bonus		£5.3m		£3.0m
4. Performance shares

Pay outcomes in 2025
Annual bonus (2025 ACB)		Performance shares (2023-25 EDIP)
	81.5% of maximum formulaic outcome		23.3% of maximum formulaic outcome

79.5% of maximum formulaic outcome actual outcome after exercise of discretion
Safety and sustainability Operations Financials		Strategic progress Sustainability rTSR Financials

55%
15%
30%
47%
10.5%
24%
79.5%
Maximum opportunity
Formulaic outcome
Actual outcome

Application of discretion
The committee may exercise discretion in determining the outcomes of the annual bonus and performance shares, reflecting the broader stakeholder experience during the performance period. For 2025, downward discretion was applied and the 2025 ACB has been reduced by 4 points. Further details of the application of discretion have been set out on page 101.

Alignment with shareholders
Share ownership aligns the interests of executive directors with those of shareholders.
	Murray Auchincloss (outgoing CEO)	5.9 times salary, 2,104,355 shares

	Kate Thomson (CFO)	2.9 times salary, 550,831 shares

Actual Policy requirement

bp Annual Report and Form 20-F 2025	95

Corporate governance

Application of remuneration policy for 2026
Set out below is an illustration of how the remuneration policy will be implemented for 2026.

	2026	2027	2028	2029	2030	2031	2032
Fixed pay (salary, pension and benefits)								•Upon appointment, the incoming CEO’s salary will be £1.6 million. •For 2026, the CFO’s salary will increase by 3.5%, from £864k to £894k, in line with the wider workforce average.
Annual bonus[a]								•CEO max opportunity: 225% of salary. •CFO max opportunity: 225% of salary. •For 2026, the scorecard has been simplified to focus on safety, operational and financial performance (see below).
Performance shares
•CEO max opportunity: 500% of salary.
•CFO max opportunity: 450% of salary.
•Similarly to the annual bonus, the 2026-28 scorecard has been simplified with an increased focus on emissions reductions,
financial and shareholder return measures (see below).

Shareholding requirement								•In-employment and post-employment guidelines will continue to apply.
1-year
performance period
3-year
deferral period
3-year
performance period
3-year
holding period
aHalf the bonus is paid in cash, and half is deferred into bp shares for three years until ‘minimum shareholding requirement’ is met. At this point, 67% is paid in cash and 33% is deferred into bp shares.

Alignment of 2026 variable remuneration with strategy
Each year, the committee sets a remuneration framework for executive directors that supports and incentivizes the execution of our strategy. For 2026, the scorecards have been simplified to reflect our business priorities, supported by strong safety and operational performance, with financial measures at the forefront. Further details on the rationale for their inclusion can be found on pages 109-110.

	Strategy (upstream, downstream, transition)	Primary targets	KPIs
Safety (15%)
Tier 1 and tier 2 process safety events«	ò		ò
Financials and operations (85%)
bp-operated reliability« and availability«	ò		ò
Structural cost reductions« ($bn)	ò	ò	ò
Modified free cash flow« ($bn)			ò

Cumulative reduction % in operated carbon emissions (20%)			ò
Adjusted free cash flow CAGR« (25%)		ò	ò
ROACE« (25%)		ò	ò
Relative TSR (30%)			ò

Strategy and primary targets page 8, KPIs page 14

96	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
Engaging with our workforce
We believe that our people are the key to bp’s success and our approach to performance and reward should be fair and consistent across the organization. As a committee, we spend considerable time on matters relating to performance and remuneration arrangements across the wider workforce.

Element of remuneration	All employees	Executive directors

Salary is the basis for a competitive total
reward package for all employees. We conduct
an annual salary review for all non-unionized
employees. In setting pay budgets, we assess
how employee pay is currently positioned
relative to market rates, wage inflation,
forecasts and business context.

The salaries of our executive directors are
reviewed annually. The review will take into
account the same factors considered for the
wider workforce. Salary increases for executive
directors will typically be at or below the
workforce rate, other than in specific
circumstances.

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

More than half of the eligible workforce
participate in an annual cash bonus plan that
multiplies a grade-based target bonus amount
by a bp performance factor derived from the
bonus scorecards. From 2025, business
scorecards have been introduced for certain
parts of bp. Individual performance is assessed
through a performance rating which may result
in an uplift or decrease to bonus outcomes. We
operate different bonus plans for those parts
of our business where market practice is
markedly different.

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

Other elements of pay
Recognition
energize!, our global recognition platform, is open to all employees for peer-to-peer recognition. The scheme aims to celebrate employees’
contributions, highlight behaviours vital to our success and drive performance. In 2025, a total of 39,900 employees received
energize! awards.
We also operate a spot bonus programme, where individuals or teams can be nominated to receive a one-off cash award to recognize their achievements or particular initiatives. Senior leaders actively participate in the programmes, often by recognizing the contributions of their team members. In 2025, 6,600 employees were awarded spot bonuses in recognition of their contributions.
Focus@bp
focus@bp is our internal platform that helps support performance development. The platform enables employees to set dynamic goals, have regular check-ins, give and receive meaningful feedback and grow skills to enable our teams to develop and deliver.
We believe that performance matters, both individually and collectively, and development is key in helping to improve our performance as a business. focus@bp forms the basis of discussions relating to development or progression and the achievement of goals is factored in when making decisions in relation to an individual’s remuneration.
All-employee share plan
bp operates an award-winning global ShareMatch programme which is available to over 18,000 employees in 46 countries. This plan offers our employees the opportunity to invest and share in bp’s success, fostering a culture of shared ownership. At the end of 2025, the participation rate in the scheme was 64% of eligible employees.

bp Annual Report and Form 20-F 2025	97

Corporate governance

Workforce highlights in 2025
Driving our performance culture
Following the strategy reset announced in February 2025, bp is undertaking a broad transformation to become a more competitive, focused and value-driven organization.
As part of this, we reviewed and updated our approach to performance management to make it clearer, more consistent and better aligned with bp’s strategic goals. This evolution represents a culture shift and an operational change, influencing how our employees support bp in delivering its ambitions.
To date, four changes have been introduced:
•Aligned goals: Common goals are now set at an entity or sub-entity level, giving employees a clearer line of sight to organizational priorities and how their work contributes to bp’s strategy.
•Business scorecards: Business-level scorecards have been
introduced alongside the group scorecard, strengthening the link between business performance and reward outcomes.
•Annual review cycle: The performance cycle now incorporates quarterly check-ins, alongside our existing mid-year and year-end conversations, to support more regular, meaningful conversations.
•Individual ratings: A simple rating system has been introduced to assess individual performance over the year, with outcomes directly impacting reward decisions.
Together, these changes will help embed a stronger performance culture that supports our strategy.
Supporting employees during organizational transformation
Our approach to workforce health and wellbeing is centred around the needs of our people, combining globally available services that can be tailored to meet specific local needs. All employees have access to our global digital health and wellbeing hub, Thrive@bp.
During bp’s transformation programme, we have offered
comprehensive mental health support to employees which has been developed through listening forums and employee feedback.
Recognizing the pivotal role of our leaders, we have also offered tailored resources to help them support their teams and look after their own mental health.
Support has included on-site counselling, check-ins with counsellors and advice from psychologists, coaching and access to other
specialists through webinars. We offered bespoke mental health training on ‘thriving’ through change, which has been completed more than 4,000 times and included a leader-specific module.
Healthy minds
Our bespoke mental health education programme, Healthy Minds, provides elearning modules for all bp employees.
Since its launch in 2024, more than 14,000 modules have been completed and more than 75% of our senior leaders have engaged in the programme.

Workforce engagement
Receiving feedback from our employees remains an
important way in which the board stays connected to the
broader employee experience.
On remuneration specifically, as part of the board-led
workforce engagement programme (WEFP), a dedicated
session was held in July 2025 to hear employee views on
changes to performance management, including the
introduction of business scorecards and performance
ratings.
The discussion provided valuable insight into how these
changes are being received across the organization.
Image: Retail colleague at our Oak Tree service station in Surrey, UK

Shareholder views
The committee is committed to maintaining an open
dialogue with our shareholders. During the year, we
engaged with our top 30 shareholders (representing over
40% of our shareholder register).
The insights shared during this engagement play an
important role in shaping our decisions. We value the
feedback received, helping us to understand evolving
expectations on reward matters.
Image: Trading and shipping colleagues at our Canary Wharf office in
London, UK

98	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
Executive directors’ pay for 2025
Single figure table – executive directors (audited)a

	Carol Howle[b] thousand 2025	Murray Auchincloss[c] thousand 2025	Kate Thomson thousand 2025	Murray Auchincloss thousand 2024	Kate Thomson thousand 2024
	£57	£1,434	£845	£1,450	£731
	£2	£138	£82	£132	£67
	£11	£287	£169	£290	£146
	£83	£2,594	£1,545	£734	£370
	£733	£854	£387	£2,573	£697
Total remuneration	£886	£5,307	£3,029	£5,179	£2,011
Total fixed remuneration	£70	£1,859	£1,096	£1,872	£944
Total variable remuneration	£816	£3,448	£1,932	£3,307	£1,067
aDue to rounding, the totals may not agree exactly with the sum of the component parts.
bCarol Howle was appointed interim CEO on 18 December 2025, having previously been EVP supply, trading & shipping. The amounts disclosed reflect her service in the year as an executive director.
cMurray Auchincloss stepped down as CEO on 18 December 2025, having been appointed as permanent CEO on 17 January 2024. The amounts disclosed reflect his service in year as an executive director.
dIn line with the 2023 policy, annual bonus is subject to deferral into shares for three years at a rate of 33% or 50%, depending on whether an individual has met their minimum shareholding requirement. See page 100 for further detail on the approach taken for the 2025 annual bonus.
e For Carol Howle, a portion of the annual bonus relates to performance within her capacity as EVP supply, trading & shipping. The pro-rated value of this award amounts to £36k of the figure disclosed, of which half is to be delivered in cash and half is to be deferred into bp shares for three years. The remuneration committee has determined that the measures and targets linked to this portion of the award are commercially sensitive and therefore have not been disclosed. The remaining portion of the annual bonus relates to group performance, as set out on page 99, and in line with the terms of that award will not be subject to deferral requirements in respect of 2025.
fFor Murray Auchincloss, the value of the performance share award has been calculated using the average share price in the last three months of 2025 of £4.40 and includes notional dividends accrued up to 13 February 2026. For 2024, the performance shares have been restated to reflect the share price on the date of vesting of £3.60 and actual dividends received.
gFor Carol Howle and Kate Thomson, the value of the performance share award relates to their roles prior to their appointment to the board. For 2023-25, the awards have been calculated using the average share price in the last three months of 2025 of £4.40 and includes notional dividends up to 13 February 2026. For 2023-25, performance share awards below board had a different scorecard to executive directors, which resulted in an outcome of 52.8% of maximum. For 2024, the performance shares have been restated to reflect the share price on the date of vesting of
£4.63 and actual dividends received.
Overview of single figure outcomes
Salary
In respect of 2025, Murray Auchincloss received a salary increase in line with the wider workforce and his base pay was set at £1.508 million. Kate
Thomson received a salary increase of 8%, reflecting her development in role and leadership of the finance function, which increased her base pay to £864,000. These changes were effective from the 2025 AGM on 17 April 2025.
Carol Howle was appointed as interim CEO on 18 December 2025. From the date of appointment, her base pay was set in line with that of her predecessor at £1.508 million.
Benefits
Executive directors received car-related benefits, coverage of tax return preparation, security assistance, insurance and medical cover.
Cash allowance in lieu of pension
In line with the 2023 directors’ remuneration policy, executive directors receive a cash allowance in lieu of pension of 20% of salary. This is in line with the wider workforce in the UK.

bp Annual Report and Form 20-F 2025	99

Corporate governance

Annual bonus
For 2025, the committee assessed performance against a bonus scorecard of measures across three categories: safety and sustainability, operations and financials. These measures were aligned with our strategy and investor proposition as set out at the beginning of the year.
2025 annual bonus scorecard and outcome

Annual bonus scorecard
		Threshold (0)	Target (1)	Maximum (2)
Categories	Measures				Weighting	Outcomes
Safety and sustainability (30%)	Tier 1 process safety events«	9	6	4	7.5%	0.11

			Actual: 5
	Tier 2 process safety events«	39	30	27	7.5%	0.15

			Actual: 22
	Operated carbon emissions (MtCO2e)	38.9	35.5	32.1	15%	0.22

			Actual: 33.9[a]
Operations (15%)	bp-operated reliability« and availability«	95.1%	95.9%	96.7%	15%	0.21

			Actual: 96.2%

Financials (55%)	Modified free cash flow« ($bn)	6.5	8.5	10.5	30%	0.60

			Actual: 12.4
	Structural cost reductions«($bn)	0.6	1.4	3	25%	0.34

			Actual: 2

	Formulaic outcome				1.63 out of 2.00

Formulaic scorecard outcome 1.63 out of 2.00		Application of framework on fatalities 4 point reduction (see page 101)	Overriding committee judgement No adjustment		1.59 out of 2.00

aThe actual operated carbon emissions outcomes used for bonus calculation purposes (33.9MteCO2e) is based on the agreed portfolio scope at beginning of the plan year and differs from the figure reported elsewhere in the bp Annual Report and Form 20-F 2025 (34.3MteCO2e) due to portfolio changes.

100	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
Summary of performance
Safety performance, as measured by tier 1 and 2 process safety events«, was strong with the mechanical outcome achieving between target and maximum performance. The total number of events is less than prior year, with 27 tier 1 and tier 2 events in 2025 (38 in 2024). This year-on-year improvement underpins the importance of our process safety improvement plans and the delivery of the actions they outline.
Operated carbon emissions performance is measured against the anticipated emissions based on the business plan and activity set identified at the beginning of the year. For 2025, operated carbon emissions of 33.9MtCO2e (footnote a) resulted in an outcome between target and maximum. This holds underlying operated emissions broadly flat compared to the 2024 result, after accounting for previously identified portfolio growth and full year impact of project start-ups.
The most significant contributions to emissions performance of
1.6MtCO2e below 2025 plan came from improved management of
abnormal plant conditions in the Asia Pacific region; continuation of previously implemented efficiencies across refining sites; and flaring reductions and operational stability in the Azerbaijan, Georgia and
Türkiye region.
Emission reduction projects totalling 0.27MtCO2e implemented by our business in 2025 included: Archaea Energy renewable natural gas switching to low carbon power; bpx energy’s central distribution project, which enabled decommissioning of legacy natural gas-driven equipment; focus on flare system and practices improvements at
Tangguh, and synchronization of power and power management
strategy implementation in Trinidad and Tobago.
Reliability and availability is a combined measure of bp-operated refining availability« and bp-operated plant reliability« with a performance outcome of 96.2% – between target and maximum.
Refining availability and plant reliability both strengthened year-on-
year, with refining availability of 96.3% (94.3% in 2024) and plant reliability of 96.1% (95.2% in 2024).
Financial performance, as measured by modified free cash flow« and structural cost reduction«, was strong. bp generated modified free cash flow of $12.4 billion, which resulted in the maximum outcome.
Similarly, steady progress was made against our structural cost reduction measure, delivering $2.0 billion of reductions which was between target and maximum.
Overall outcome
The formulaic score for the 2025 annual bonus was 1.63 out of 2 (81.5%
of maximum).
The committee considered bp’s framework on fatalities when reflecting on the formulaic outcome. Sadly, there were four workforce fatalities during the year. Full details on the application of the framework have been provided on page 101.
Having considered the above, alongside a holistic review of
performance, the committee determined that the formulaic score should be reduced by 4 points to 1.59 out of 2 (79.5% of maximum).
a  The actual operated carbon emissions outcomes used for bonus calculation purposes (33.9MteCO2e) is based on the agreed portfolio scope at beginning of the plan year and differs from the figure reported elsewhere in the bp Annual Report and Form 20-F 2025 (34.3MteCO2e) due to portfolio changes.
Approach to deferral
In relation to the policy on deferral requirements, the committee reviewed the executive directors’ shareholdings during the year to assess if the minimum shareholding requirement had been met.
As at 18 December 2025, the date Murray Auchincloss stepped down from the board, his shareholding represented 5.87x salary. This is above the minimum shareholding requirement for the CEO of 5x salary and his pro-rated 2025 award will therefore be subject to a deferral rate of 33%.
While Kate Thomson has made strong progress towards her minimum shareholding requirement since her appointment in 2024, her
shareholding represented 2.94x salary (as at 13 February 2026). This is below the minimum shareholding requirement for the CFO of 4.5x salary and her 2025 award will therefore be subject to a deferral rate of 50%.
As Carol Howle was only appointed interim CEO on 18 December 2025, the committee agreed that her 2025 award would be calculated based on her salary and award opportunity level prior to appointment. Her bonus award in respect of group performance will therefore not be subject to any deferral requirements.

bp Annual Report and Form 20-F 2025	101

Corporate governance

bp’s framework on fatalities
We are working towards our goal of eliminating workplace
fatalities. In 2024 we implemented a new framework on
fatalities. This framework, developed in consultation with
shareholders and the safety and sustainability committee
(S&SC), links safety performance directly to the bonus
scorecard.
Full details of our framework on fatalities can be found in the
2023 directors’ remuneration report.

bp.com/investors

Framework on fatalities
1. Operations (15%)
2. Safety and sustainability (30%)
3. Financial (55%)

Safety and sustainability committee
Influence	Foreseen	Nature of deficiency

Remuneration committee

Collective responsibility	Meaningful adjustment	Judgement within a frame

Treatment of new assets

What happened during the year?
At bp, safety remains our top priority and we are deeply
committed to ensuring that our operations are carried out
safely every single day.
Safety performance in 2025
During 2025, we recorded five tier 1 events, a slight increase compared with the prior year. Tier 1 events represent our
more serious incidents and it remains essential that we stay focused on reducing these incidents. Encouragingly, the
number of tier 2 events fell significantly, with 22 events
compared to 35 in 2024.
However, there were sadly four workforce fatalities during
the year – three at our recently acquired TravelCenters of
America facilities and one at Thorntons.

How was the framework applied?
The committee made reference to the framework in determining the impact of fatalities on the 2025 bonus outcome.
Fatality at Thorntons
In April 2025, a contractor had a fatal incident while repairing one of our facilities. Since then, a thorough investigation has been undertaken to understand the underlying causes and to ensure that appropriate measures are put in place to prevent similar occurrences in the future.
The committee has reflected on this event, receiving input from the S&SC, and the reward impact is summarized below.
Fatalities at TravelCenters of America
When bp acquires a new asset, it determines whether an initial transition period
(typically 1 to 3 years) is required to allow for full embedding of bp OMS systems.
During this period, assets are not consolidated into bp group safety systems and are managed using local performance tracking and scorecards. This is consistent with the approach taken under the fatality framework for the ACB.
For TravelCenters of America, it was agreed that this acquisition should be treated as an excluded new asset for three performance years (i.e. to the end of 2025) – reflecting the scale and complexity of the business, with ~20,000 employees and an inherently different risk profile to bp’s core operations.
The fatalities have, however, been considered at a local level and detail of the reward impact is set out below.
Further details of these fatalities are set out on page 55.

Process safety events over past five years
80
60
40
20
0
	2021	2022	2023	2024	2025
Tier 1 process safety events Tier 2 process safety events

What was the outcome?
In line with the framework, the committee reflected on the fatality at Thorntons. While the S&SC confirmed that the incident was unforeseeable and not indicative of a systemic issue, we believe that any loss of life is unacceptable and have decided to reduce the outcome by 4 points for all participants. Regarding the fatalities in TravelCenters of America, a more material reduction has been made to the local bonus plan. The S&SC has also advised that corrective action has been undertaken to prevent similar occurrences in the future.
The committee is mindful of the need to ensure that the fatality framework continues to support our determination to eliminate workforce fatalities. During 2026, the committee will reflect on this and make any necessary changes to the framework.
4 point reduction resulting in a final bonus score of 1.59 out of 2 for all participants of the group ACB.

102	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
2023-25 performance share plan scorecard and outcome
2023-25 performance shares were granted under the executive directors’ incentive plan (EDIP). The scorecard for this cycle consists of sustainable emissions reductions (15% weighting), relative total shareholder return (rTSR) (20% weighting), return on average capital employed (ROACE)« (20%
weighting), adjusted EBIDA per share CAGR« (20% weighting) and strategic progress (25% weighting).
2023-25 performance share plan scorecard (audited)

Share plan scorecard

		Threshold	Maximum
Categories	Measures			Weighting	Outcomes
Net zero (15%)	Net zero across entire bp operations by 2050 (Scope 1 + 2)	12%	16%	15%	3.3%

		Actual: 12.9%
rTSR (20%)	rTSR	Fourth	First	20%	0%

		Actual: Fifth
Financials (40%)	ROACE (average 2023-25)	20.2%	22.2%	20%	0%

		Actual: 15.4%
	Adjusted EBIDA per share CAGR	12.5%	14.5%	20%	0%

		Actual: 9.8%
Strategic progress (25%)	Deliver value through resilient hydrocarbon business			25%	20%
		Qualitative and quantitative assessment by the committee, see pages 103-105.

	Demonstrate track record, scale and value in low carbon energy

	Accelerate growth in convenience and mobility

	Assessed outcome		23.3% out of 100%

Assessed outcome 23.3% out of 100%	Underpin: Committee review of absolute shareholder returns, long-term safety and environmental performance, low carbon and climate change considerations. No adjustment		Final vesting after committee judgement 23.3% out of 100%

bp Annual Report and Form 20-F 2025	103

Corporate governance

Sustainability performance
To the end of 2025, actions or interventions that have led to ongoing reductions in Scope 1 and 2 emissions have totalled 12.9% relative to the baseline year of 2019. The main contributions during the performance period have come from centralization and electrification of bpx energy processing infrastructure, refineries switching to low carbon power, and a focus on flare system and practices improvements across production sites.
Relative TSR
During the performance period, bp’s rTSR performance placed it fifth out of eight in the comparator group which resulted in nil vesting.
Financials
Performance of ROACE and adjusted EBIDA per share CAGR, at 15.4%
and 9.8% respectively, were below the targets set at the start of the performance period and achieved nil vesting.
As part of the review of outcomes, the committee considers the impact of the external environment with respect to ROACE outcomes, and in respect of adjusted EBIDA per share CAGR the committee reviews share buyback activity outside of plan during the performance period.
It determined that, in line with past practice, no further adjustments should be made to either of these elements for the 2023-25 cycle.
Strategic progress
Overview of strategic progress (2023-25)
Assessing performance against this measure has been challenging as it spans a three-year period that has been marked by significant strategic change.
The criteria, including financial KPIs, set at the start of the performance period (2023) were intended to measure delivery against the three strategic pillars at that time: resilient hydrocarbons, low carbon energy and convenience and mobility. However, as our strategy has continued
to evolve, these original objectives no longer fully reflect the strategic performance achieved over the period.
The committee has therefore assessed performance against the original criteria, including the financial KPIs, whilst also considering the broader strategic milestones delivered during the period. In particular, progress against the reset strategy outlined as part of the Capital
Markets Update in February 2025 has been taken into account.
In summary:

Pillar 1: Resilient hydrocarbons
Delivered strong operational and financial performance over
the period with 2025 refining availability« and plant
reliability« both exceeding 96%, delivering unit production
costs in line with target and production above our plan. We
brought 17 major projects« across oil, gas and refining online and had significant exploration success, including
Bumerangue in Brazil.

Pillar 2: Low carbon energy
Since setting targets in 2023, bp's low carbon energy
business has undergone significant transformation, leading
to the retirement of the original objectives. The business has delivered a robust set of results within the context of the
reset strategy and shifting priorities focused on value.

Pillar 3: Convenience and mobility
Strong operational growth, with 21% convenience gross
margin CAGR 2023-25 (inclusive) including the acquisition
of TravelCenters of America in 2023. With some of the
measures being retired under the reset strategy, financial
performance has remained strong with modified free cash
flow for 2025 above the plan we set in 2023, underpinned by
significant year-on-year growth in operating cash flow«.

Overall performance: Considering delivery against both the original pillars and progress against our reset strategy to date, an outcome of 80% of maximum was deemed appropriate for 2023-25.

104	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
Key  ò  On track      ò  Strong progress      ò  Improvement required

1. Deliver value through a resilient hydrocarbon business KPIs (KPIs as set in 2023)

Unit production cost ò
Average unit production cost over the period was
$6.08/boe with 2025 delivered at $6.28/boe, in
line with our 2025 target, representing strong
progress on this target while making value-based
portfolio choices.
Plant reliability ò 2025 plant reliability of 96.1% was a record high, reflecting our focus on operational delivery and supporting our production exceeding plans.
Refining availability ò
Refining availability was high in 2025 with all four
quarters above 96% and a full year average of
96.3%, reflecting strong progress on this KPI, with
2024 impacted by the plant-wide power outage
at Whiting.

2023	2024	2025	2025 target	2023	2024	2025	2025 target	2023	2024	2025	2025 target
$5.8/boe	$6.2/boe	$6.3/boe	$6.0/boe	95.0%	95.2%	96.1%	96.0%	96.1%	94.3%	96.3%	96.0%

Overview
•Continued to high-grade our portfolio and drive higher margins.
•Delivered 17 major projects (15 in oil and gas, two in refining) including seven in 2025 of which five were ahead of schedule.
•Continued to high-grade our portfolio, including growing bpx energy production by 43% and being selected to help governments develop their resources.
•Exceptional exploration year with 12 discoveries in 2025, including in the Gulf of America, Namibia and Brazil.
•The hydrocarbon business performed well against financial measures.

2. Demonstrate track record, scale and value in low carbon energy KPIs (KPIs as set in 2023)

Developed renewables to FID« ò
Growth has been driven by Lightsource bp. Tracking below target as the solar sector has been significantly impacted by higher interest rates, inflation and supply chain constraints. As a result, the portfolio has been high-graded based on value, managed pace of development and decapitalization.
No outcome for 2025 following bp’s reset strategy and subsequent retirement of our strategic pillars and associated targets.

Renewables pipeline« ò
Growth has been driven by Lightsource bp as well as successful offshore wind bids, which now sit within the JERA Nex bp joint venture. The hydrogen and
CCS portfolio has been prioritized based on deliverability, value and returns –
with four sanctioned projects in development.
Similar to developed renewables to FID, no outcome is shown for 2025 following bp’s reset strategy and subsequent retirement of measures.

2023	2024	2025	2025 target	2023	2024	2025	2025 target
6.2GW	8.2GW	n/a	20GW	58.3GW	60.6GW	n/a	n/a

Overview
•The low carbon energy business underwent a significant portfolio reset and rationalization – driving down costs and improving capital efficiency to support the group’s modified free cash flow delivery.
•JERA and bp completed the formation of JERA Nex bp in August 2025, establishing a top-tier global offshore wind joint venture. The sale of bp’s onshore wind business to LS Power completed in December 2025.
•Adjusted EBITDA over the period was lower than expected, reflecting a challenging US solar market and increased ramp up and origination spend in hydrogen,
CCS and offshore wind to progress previous growth targets. 2025 reflects effective delivery of portfolio high-grading and the decapitalization strategy.

3. Accelerate growth in convenience and mobility KPIs (KPIs as set in 2023)
Convenience margin growth« ò The acquisition of TravelCenters of America completed in 2023 underpinning 21% convenience gross margin CAGR over the period.
Strategic convenience sites« ò
As the target was retired at the start of 2025, in
line with our reset strategy, the measure was not
tracked during 2025. However, performance was
close to target at end of 2024.

Castrol performance (revenue) ò
Castrol had a strong 2025, and now has 10
quarters of consecutive year-on-year earnings
growth. Castrol continued strategic growth
initiatives, including expansion of its thermal
management portfolio beyond cooling fluids into
integrated full-service solutions.

2023	2024	2025	2025 target	2023	2024	2025	2025 target	2023	2024	2025	2025 target[a]
60%	17%	(5)%	10%	2,850	2,950	n/a	3,000	$7.0bn	$6.9bn	$7.1bn	n/a

Overview
•Despite the 2025 strategy reset focussing on downstream, the convenience and mobility business made strong progress against the objectives set back in
2023 — providing the platform to grow the business.
•Convenience and mobility delivered adjusted EBITDA below plan, reflecting the more challenging market backdrop and refocused capital frame. However, modified free cash flow was ahead of target.

aThe Castrol performance KPI was retired during the performance period and performance has therefore been considered ‘in the round’ including reference to earnings and volume growth.

bp Annual Report and Form 20-F 2025	105

Corporate governance

Overall assessment
As set out in the 2024 directors’ remuneration report, the committee has assessed performance against the original three strategic pillars within the context of bp’s reset strategy:

In February 2025, bp introduced a
fundamentally reset strategy as part of
its Capital Markets Update (CMU). The
strategy focuses on strengthening
performance by growing free cash flow,
returns and building long‑term
shareholder value, supported by four
primary targets to be delivered by the
end of 2027.
For all the primary targets, performance is
currently on track or ahead of plan with
strong underlying financial performance
during 2025.

Growing free cash flow ò
CMU target: >20% CAGR (2024-27)
•Adjusted free cash flow« was increased
by c.55% in 2025, based on CMU price
assumptions, which is ahead of plan.
Reducing net debt ò
CMU target: $14-$18bn (end of 2027)
Net debt« at the end of 2025 was
$22.2 billion, which is $800 million
lower than at the end of 2024.
During 2025, $1.2 billion of perpetual
hybrid bonds were redeemed and bp made
$1.2 billion of pre-tax payments against our
Gulf of America settlement liability.

Structural cost reductions« ò
CMU target: $4-$5bn (end of 2027)
Since the start of the programme, bp
has delivered $2.8 billion of the cost
reduction target. Having reflected on
the outcome of the strategic review to
divest Castrol, the CMU target was
increased (to $5.5-$6.5 billion).
Generating higher returns ò
CMU target: >16% ROACE« (end of 2027)
ROACE was around 14%, based on
CMU price assumptions, an increase from
around 12% in 2024.

Conclusion
Taking into account delivery against the targets set under the original pillars, alongside bp’s evolving strategic context and the progress made on our reset strategy to date, the committee concluded that performance on this measure supports vesting of the strategic progress measure at 80% of maximum. Strategic progress remains a key measure for outstanding awards and the committee will continue to apply judgement in the context of broader strategic delivery.

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
Having considered the above, the committee concluded that the vesting outcome was suitably reflective of the company’s underlying performance and the experience of shareholders overall through the performance period. The committee agreed it was not necessary to apply discretion to the formulaic outcome and therefore approved vesting of 23.3% for the 2023-25 EDIP award. This decision yields the outcome shown in the table below for the former CEO. The scorecard detail is shown on page 102.
The committee was satisfied that the remuneration policy had operated as intended and therefore no further changes were required. No malus and clawback provisions were applied in respect of the annual bonus or EDIP awards in the previous financial year.
2023-25 performance share plan outcome (audited)

	Shares awarded	Unvested shares following application of performance factor	Value of unvested shares following application of performance factor[a]	Impact of share price change[a]
Carol Howle[b]	137,610	166,594	£733,014	(£56,642)
Murray Auchincloss	717,958	194,018	£853,679	(£93,129)
Kate Thomson[b]	72,650	87,951	£386,984	(£29,903)
aThese values reflect the impact of the change in share price since grant related to the number of shares which are no longer subject to performance conditions, including dividend equivalents accrued at 13 February 2026. The face values of these awards were calculated using a market price of ordinary shares at close on the dates of award, as follows: £4.88 on 2 May 2023 and £4.74 on
7 June 2023 respectively. The average share price during Q4 2025 was £4.40. The amount reported as 2025 income in the single figure is therefore £0.854 million for Murray, £0.733 million for
Carol and £0.387 million for Kate.
bCarol Howle’s and Kate Thomson’s awards were made under the below board performance share plan where grants are made at 50% of maximum, rather than at 100% of maximum as for the
EDIP. For 2023-25, performance share awards below board had a different scorecard to executive directors, which resulted in an outcome of 52.8% of maximum.

106	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
Policy implementation for 2026
The table below shows how the remuneration policy, being submitted to shareholders for approval at the 2026 annual general meeting on 23 April
2026, will be implemented. As outlined in the chair’s statement, the 2023 policy has been broadly rolled forward for 2026. Full details of the policy being submitted for shareholder approval can be found on pages 118-125.

Policy feature	2026 implementation

To provide fixed remuneration to reflect the scale and complexity of both the business and the role, and to be competitive with the external market.
When setting salaries, the committee considers practice in other energy majors, as well as European and US companies of a similar size, geographic spread and business dynamic to bp. Percentage increases for executive directors will not exceed that for the wider workforce, other than in specific circumstances identified by the committee (e.g.
in response to a substantial change in responsibilities).
Salaries are normally set in the home currency of the executive director and are reviewed annually. They may be reviewed at other times where appropriate.

•The budgeted increase to our UK salaried staff effective from 1 April
2026, our annual salary review date, will be 3.5%.
•For 2026, the executive director’s salaries will be:
•Meg O’Neill: £1,600,000 (from appointment)
•Carol Howle: £1,508,000 (from appointment)
•Kate Thomson: £894,000 (3.5% increase, effective 2026 AGM)

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

•Executive directors’ cash allowance in lieu of pension is 20% of base pay (in line with the wider workforce).
•Prior to their appointment as executive directors, Carol and Kate received a UK deferred pension. No further pension is accrued under either plan.
•Benefits will remain unchanged for 2026 and include car-related provisions, security assistance, assistance with tax preparation, insurance and medical cover.

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

•For 2026, our scorecard will be assessed against the following categories: safety (15%), operations (20%) and financials (65%).
•See page 109 for further details on measures for the 2026
annual bonus.
•The framework on fatalities, which helps guide decisions on adjustments to the bonus outcome in relation to fatalities, will continue to be applied. Further detail has been provided on
page 101.

bp Annual Report and Form 20-F 2025	107

Corporate governance

Policy feature	2026 implementation

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

•For our 2026-28 cycle, the scorecard categories will be rTSR (30%), financials (50%) and environmental, social and governance (20%).
•See page 109 for further details on measures for the 2026-28 EDIP.
•The award will be subject to an underpin that takes into
consideration overall safety performance and ongoing progress towards a strong and resilient balance sheet over the performance period.
•The 2026-28 awards will be granted based on the average closing share price of each calendar day in the 90-day period ending on the date of bp’s 2026 AGM.

CEO to build a shareholding of at least five times salary, and other executive directors four and a half times salary, within five years of appointment.
Executive directors are required to maintain that level for at least two years after they cease to be a director.

Operationally robust and effective malus and clawback provisions apply to our incentive awards.
The following events can trigger either malus or clawback: a material safety or environmental failure; material reputational damage; an incorrect award outcome due to miscalculation or incorrect information; a restatement due to financial reporting failure or misstatement of audited results;
material misconduct; or fraud.
In addition, malus may be triggered by the following events: material downturn in performance of the group or any part of it and conduct leading to significant losses; or other exceptional circumstances that the committee considers similar in nature.
The period during which malus and/or clawback may be applied is generally three years from vesting or, if longer, until the expiry of any retention or holding period applicable to an award, which is considered a sufficient period for any issues that might give rise to malus or clawback to be identified.

The committee has discretion to adjust performance measures and weightings, and to revise the peer group for the rTSR measure.
This discretion allows appropriate realignment, throughout the policy term, for changes in the annual plan and for the anticipated evolution of the low carbon business environment.
The committee also holds discretion in determining the outcomes for annual bonus and performance shares, allowing it to take broad views on alignment with shareholder experience, environmental, societal and other relevant considerations e.g. portfolio changes.

108	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
Incoming CEO’s arrangements
As announced on 17 December 2025, Meg O’Neill will join bp as CEO on 1 April 2026. Her salary has been set at £1,600,000 and she will not be eligible to receive a salary increase until the conclusion of the wider annual pay review process in April 2027. She is eligible for a cash allowance in lieu of pension which will be 20% of salary in line with the wider workforce and her other benefits will be in line with policy.
Regarding her incentive awards, Meg’s opportunity levels will align with the maximums outlined in the table above. For 2026, both her annual bonus and performance share award will be pro-rated to reflect the portion of the year she serves as an executive director. The awards will be subject to the deferral requirements, holding periods and malus and clawback provisions outlined under our policy.
Relocation support
Meg will be relocating from Australia where her previous employer was headquartered and she will receive relocation assistance to support her move. This includes – among other elements – immigration support, temporary accommodation for up to six months and shipping. The cost of the relocation assistance is subject to clawback if Meg was to resign within two years of appointment to the role. Limited repatriation support will be provided at the end of Meg’s tenure.
Buy-out awards
On appointment, Meg will be granted cash and share-based awards to replace remuneration foregone when leaving her previous employer. In line with the policy, the committee took into account the nature, timing and value of the awards being forfeited when determining the structure and size of the buy-out awards offered. The committee is satisfied that the buy-out awards are consistent with the policy and reflect like-for-like replacement, noting the complexities in Meg’s foregone awards such as a mix of standard performance awards, non-performance awards, and pre-
grant performance awards, each with overlapping five-year vesting periods. The buy-out awards will take three forms:
•Cash awards: To replace the 2025 annual bonus, 2026 annual bonus (pro-rated to 31 March 2026), and share awards where the full vesting period would have elapsed or would substantially have elapsed prior to Meg joining. The value of the annual bonus and performance shares will be based on her previous employer’s actual performance where possible. For foregone performance and restricted shares due to vest in the first half of 2026, the value will be based on the 30-day average share price of her previous employer up to the vesting date. Full details of the value of this cash award will be disclosed in the 2026 directors’ remuneration report.
•Restricted share awards: To replace the forfeited restricted share awards (outstanding and to be granted in respect of 2025 pre-grant performance).
This buy-out award will also cover performance share awards due to vest in 2027 and 2028 where in-flight performance has been valued at 50% of maximum. The awards will be aligned with the vesting schedules of Meg’s foregone awards and have an expected value of £8.3 million.
•Performance share awards: To replace the forfeited performance share awards due to vest in 2029, 2030 and 2031 following their respective five-
year periods. These awards will be subject to bp’s relative TSR performance, with the start of the performance period being 1 April 2026. The awards will be aligned with the vesting schedules of her foregone awards and have an expected value of £1.8 million.

Buy-out awards	Estimated value[a]	Vesting date
Cash awards
Replacement cash award	£1.7mb	Paid upon joining[c]
Restricted share awards
Tranche 1	£0.5m	April 2027
Tranche 2	£1.0m	May 2027
Tranche 3	£0.4m	March 2028
Tranche 4	£1.5m	April 2028
Tranche 5	£0.9m	March 2029
Tranche 6	£0.8m	April 2029
Tranche 7	£1.8m	March 2030
Tranche 8	£1.4m	March 2031
Performance share awards (expected value, subject to TSR performance)
Tranche 1	£0.4m	April 2029
Tranche 2	£0.7m	March 2030
Tranche 3	£0.7m	March 2031

a Estimated value is based on an illustrative share price of £12.50 for Woodside Energy and exchange rate of 1:0.5 (AUD:GBP). Performance share awards have been shown at target (i.e. 50% of max).
b Estimated value of the 2026 annual bonus (pro-rated to 31 March 2026) not included as value is currently unknown.
c Or, if later, following the date the award from the previous employer would have been paid.

Where awards are being replaced with shares, this will be calculated using the 90-day average of bp’s and Woodside Energy’s share prices, and foreign exchange rate, prior to 1 April 2026.
A significant proportion of the buy-outs will be delivered in shares (over 85%), aligning Meg with shareholders from appointment and representing a value equivalent to 6.3x of salary over a 5-year period. In line with the policy, Meg will be expected to retain shares vesting from share awards
(including buy-outs) until her shareholding requirement of 5x salary has been met.

bp Annual Report and Form 20-F 2025	109

Corporate governance

Measures for the 2026 annual bonus
For 2026, the scorecard has been simplified and performance will now be assessed against four measures across three categories: safety (15%), operations (20%) and financials (65%). This change reflects our continued focus on delivering sustained financial performance, supported by strong safety and operational outcomes.
As part of this simplification, the emissions measure has been removed from the short‑term scorecard. To maintain appropriate balance, the weighting of emissions within the long‑term incentive award has been increased from 15% to 20% (see below). Our ambition to reach net zero by
2050 remains unchanged, but we believe that progress towards this long‑term objective is more appropriately evaluated through our performance share award rather than the annual bonus.
Across the remaining categories, the underlying measures remain unchanged from prior year. For safety, however, we will revert to assessing performance on a combined tier 1 and tier 2 basis. In recent years, the number of tier 1 process safety events has continued to decline, which is a positive trajectory to report. However, the number of events has made it increasingly difficult to set robust and meaningful standalone targets for tier 1 performance and it is no longer practicable to assess performance independently.
Importantly, the framework on fatalities will continue to apply to the 2026 annual bonus and will be considered at year-end if a fatality occurs during the year. The targets are commercially sensitive and will be disclosed in the 2026 directors’ remuneration report.

Safety 15%		Operations 20%		Financials 65%
Measures include	Weighting	Measures include	Weighting	Measures include	Weighting
Tier 1 and tier 2 process safety events«	15%	bp-operated reliability and availability«	20%	Modified free cash flow[a]«	35%
				Structural cost reduction«	30%

Measures for the 2026-28 performance shares (EDIP)
Provided below is a summary of the measures we have chosen for the 2026-28 performance share plan. The number of measures has been reduced, with the scorecard now focused on shareholder returns, financial delivery and progress against our external emissions targets.
For relative TSR, the peer group has been reviewed to ensure alignment with the reset strategy. The committee has agreed to reduce the number of comparator companies, concentrating on the oil super majors who represent our closest and most strategically aligned peers. In light of the reduced peer group, the committee reviewed the approach to assessing relative TSR performance and agreed to adopt a percentile-based methodology for the 2026-28 cycle. This approach provides a more proportionate assessment of performance across the peer group and greater alignment with the shareholder experience.
Within the financials category, the underlying measures remain unchanged. For the 2025–27 cycle, targets were set in line with our external ambitions to the end of 2027, as outlined at the Capital Markets Day in February 2025. Looking ahead, ROACE« will revert to being assessed on an average basis — consistent with past practice — while adjusted free cash flow« will be assessed based on performance through to the end of 2028.
Lastly, the underpin has been broadened to include progress towards a strong and resilient balance sheet, reflecting our long-term priorities.

rTSR	Financials								ESG
30%	25%							25%	20%
	ROACE (average 2026-28)ce							Adjusted free cash flowdef	Cumulative reduction % in operated carbon emissions[g]

	Vesting % for each element	100%						100%	100%
		75%						75%	75%
		50%						50%	50%
Peer group of five companies: Chevron, Eni, ExxonMobil, Shell and TotalEnergies (and bp)[b]		25%						25%	25%
		0%						0%	0%
			Below 13%	14%	15%	16%	Above 17%	Targets not disclosed		Below 40%	42%	43%	46%	Above 48%
		ROACE						Adjusted free cash flow	Cumulative reduction % in operated carbon emissions

Rank	Percentile	Vesting
1	100th %ile	100%
3	50th %ile	25%
Below median		0%
•Underpin will take into account overall safety performance as well as ongoing progress towards a strong and resilient balance sheet.
•Remuneration committee discretion will reflect shareholder experience, environment, societal and other inputs.
•Subject to usual malus and clawback provisions.
aTarget set includes receipt of Castrol proceeds prior to finalization of year-end results.
bStraight-line vesting between median and maximum.
cBased on the average ROACE over 2026, 2027 and 2028.
dBased on adjusted free cash flow at the end of the three-year period.
eAdjustments may be required in certain circumstances. The external environment to be a considered judgement in final outcomes.
f Targets are considered to be commercially sensitive and will be disclosed in full at the end of the performance period.
gScope 1 and 2 GHG emissions reductions vs. 2019 baseline from operated carbon emissions including portfolio change. Corporate activity unknown at the time that targets are set to be a considered judgement in final outcomes.

110	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
Provided below is an overview of the performance measures and weightings of each of our in-flight awards.
Measures for 2025-27 performance shares

rTSR									Financials												ESG						Strategic progress
25%									20%						20%						15%						20%
Peer group of seven companies[a]									ROACE						Adjusted free cash flow CAGR«						Cumulative reduction % in operated carbon emissions[b]
Holistic review of
progress against
strategy set out in the
Capital Markets Update
in February 2025.
Subject to the
remuneration
committee’s judgement.
Consideration may be
given to the following
measures:
•Divestments.
•Net debt.
•Structural cost
reduction.

Vesting % for each element	100%								100%						100%						100%
	75%								75%						75%						75%
	50%								50%						50%						50%
	25%								25%						25%						25%
	0%								0%						0%						0%
	8	7	6	5	4	3	2	1		Below 14%	15%	16%	17%	Above 18%		Below 15%	17.5%	20%	22.5%	Above 25%		Below 35.5%	37%	38.5%	41%	Above 43.5%
	rTSR ranking								ROACE						Adjusted free cash flow CAGR						Cumulative reduction % in operated carbon emissions

Measures for 2024-26 performance shares

rTSR									Financials												ESG						Strategic progress
25%									20%						20%						15%						20%
Peer group of seven companies[a]									ROACE (average 2024-26)						Adjusted EBIDA per share CAGR«						Cumulative reduction % in operated carbon emissions[b]						Subject to remuneration committee judgement. Following the Capital Markets Update in February 2025, judgement of strategic progress will adopt the same frame as set out for the 2025-27 cycle.

Vesting % for each element	100%								100%						100%						100%
	75%								75%						75%						75%
	50%								50%						50%						50%
	25%								25%						25%						25%
	0%								0%						0%						0%
	8	7	6	5	4	3	2	1		Below 15.7%	16.2%	16.7%	17.2%	Above 17.7%		Below 9.3%	9.8%	10.3%	10.8%	Above 11.3%		Below 36%	38%	39%	42%	Above 44%
	rTSR ranking								ROACE						Adjusted EBIDA per share CAGR						Cumulative reduction % in operated carbon emissions

aPeer group includes Chevron, Eni, Equinor, ExxonMobil, Repsol, Shell and TotalEnergies (and bp).
bThe committee determined that the operated carbon emissions targets under the above EDIP awards should be adjusted in order to align with the strategy reset at the start of 2025 (2024-26 only) and subsequent recalibration of internal goals and principles around emissions (2024-26 and 2025-27). The effect of this change, which was made in conjunction with the safety and sustainability committee, is to widen the target range by reducing the threshold and increasing the maximum under both awards.

bp Annual Report and Form 20-F 2025	111

Corporate governance

Stewardship and executive director interests
We believe that our executive directors should build and maintain a meaningful interest in the company. Our policy therefore requires the CEO and
CFO to build a personal shareholding of five times and four and a half times, respectively, their salary within five years of their appointment. They are expected to maintain this level of personal shareholdings for two years post-employment.
Directors’ shareholdings and aggregated interests (audited)

	Directors’ ordinary shares or equivalents at 13 February 2026	Aggregated interests at 13 February 2026, all plans				Current shareholding for MSR[b,d]	Value of current shareholding[c,d] £	Multiple of salary achieved[d]
		Unvested awards not subject to performance conditions		Unvested awards subject to performance conditions
		Shares[a]	Options	Shares	Options
Carol Howle	491,903	1,040,861	750,000	381,825	—	1,047,640	4,829,622	3.20
Murray Auchincloss[d]	1,816,006	1,094,742	152,301	3,273,590	—	2,104,355	8,847,761	5.87
Kate Thomson	432,482	219,236	500,000	1,659,711	—	550,831	2,539,331	2.94
aIncludes deferred and restricted shares, and performance shares prior to application of the performance factor.
bIncludes ordinary shares or equivalents and unvested awards not subject to performance conditions on a net-of-tax basis, excluding dividends.
cBased on ordinary share price at 13 February 2026 of £4.61 (close price).
dMurray Auchincloss stepped down on 18 December 2025. The shareholding disclosed reflects his individual holding and includes interests of a person closely associated with him as at that date.
The shareholding for MSR purposes, the value of his shareholding and multiple of salary achieved are each presented as at 18 December 2025. In accordance with the plan rules, his unvested performance share awards will be pro-rated to 17 December 2026.
Executive directors have additional interests in performance and deferred bonus shares. These interests are shown in aggregate in the table above, and interests awarded during 2025 in the tables below. For performance shares, the figures reflect maximum possible vesting levels (excluding the addition of reinvested dividends) even though the actual number of shares that vest will depend on the extent to which performance conditions are satisfied.
Performance and deferred shares (audited)

	Award	Number of shares granted	Grant date	Face value of the award[a], £	Vesting date
Carol Howle[b]	2025-27 EDIP Performance[c]	—	—	—	—
Murray Auchincloss[b]		1,790,973	30 April 2025	6,268,406	April 2028
Kate Thomson		923,515	30 April 2025	3,232,303	April 2028
Carol Howle[b]	2025 EDIP Deferred[d]	—	—	—	—
Murray Auchincloss[b]		59,840	30 April 2025	209,440	April 2028
Kate Thomson		51,947	30 April 2025	181,815	April 2028
aThe face value of awards granted during 2025 have been calculated using a market price of ordinary shares at close on the date of award, as follows: £3.50 on 30 April 2025. In calculating the number of ordinary shares over which these awards were made, the committee applied the average price of ordinary shares over the 90 calendar days up to and including the annual general meeting held on 17 April 2025 (£4.21).
bMurray Auchincloss stepped down as CEO effective 18 December 2025 and Carol Howle was appointed as interim CEO on the same date. As Carol was a below board employee when her
2025-27 GSVP award was granted, detail of this award has not been disclosed as it is considered to be commercially sensitive.
cPerformance conditions are measured 15% on cumulative reduction % in operated carbon emissions, 25% on TSR relative to Chevron, ExxonMobil, Shell, TotalEnergies, Eni, Equinor and Repsol
over three years, 20% ROACE measured to the end of 2027, 20% adjusted free cash flow CAGR vs. 2024 baseline and 20% strategic progress assessed over the performance period. Minimum vesting under this award (below threshold performance) is 0%. At threshold performance, vesting would be 6.25% of maximum.
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
The performance period is 1 January 2025 to 31 December 2027.
The 2026 performance share awards under EDIP are expected to be made following the conclusion of the 2026 annual general meeting.
dThere is no identified minimum vesting threshold level. The 2025 bonus year deferred share awards under EDIP are expected to be made following the conclusion of the 2026 annual general meeting.
Directors and leadership team
No directors or other leadership team members own more than 1% of the shares in issue. At 13 February 2026, our directors and leadership team members collectively held interests of 5,127,004 ordinary shares or their calculated equivalents, 3,840,510 restricted share units (with or without conditions) or their calculated equivalents, 4,964,919 performance shares or their calculated equivalents and 4,027,241 options over ordinary shares or their calculated equivalents, under bp group share option schemes.

112	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
Chair and non-executive director interests
Fee structure
The table below shows the fee structure for the chair and non-executive directors (NEDs). The chair is not eligible for committee chairship and membership fees. The senior independent director (SID) is eligible for committee chairship and membership fees, and their fee includes the board member fee. Committee chairs do not receive a membership fee for the committee they chair.
Under the 2023 policy, fee levels are reviewed annually alongside wider workforce salaries with any changes taking effect from 1 April. For the
2026-27 year, no changes are being made to the base fee for NEDs and for the SID. In accordance with the policy, the remuneration committee is responsible for determining the chair’s fee. Following the appointment of Albert Manifold as chair on 1 September 2025, the committee approved his fees and benefits at that time. No further changes to the chair’s fee are being made for 2026-27.

£ thousand per annum	2026/27 fees	2025/26 fees
Chair	1,000	888
Senior independent director	181.5	181.5
Board member	130.5	130.5
Audit, remuneration and safety and sustainability committees chairship	35	35
Committee membership	20	20
2025 remuneration (audited)
The table below shows the fees paid and applicable benefits. Benefits include travel and other expenses relating to the attendance at board and other meetings. Under the terms of his engagement with the company, Albert Manifold has the use of a fully maintained office for company business, a car and driver, and security advice in London. Benefits values have been grossed up using a tax rate of 45%, where relevant, as an estimation of tax due.

	Fees		Benefits		Total
£ thousand	2025	2024	2025	2024	2025	2024
Dame Amanda Blanc	220	198	—	1	220	198
Pamela Daley[a]	87	164	5	17	93	181
Dave Hager[b]	78	—	37	—	114	—
Simon Henry[c]	44	—	1	—	44	—
Helge Lund[d]	658	845	28	38	686	882
Albert Manifold (chair)[d]	333	—	50	—	384	—
Melody Meyer	184	182	56	9	240	191
Tushar Morzaria	189	189	32	1	221	190
Hina Nagarajan	169	157	39	17	208	174
Satish Pai	149	144	5	5	154	149
Karen Richardson[e]	194	169	15	16	209	185
Dr Johannes Teyssen	169	160	6	5	175	165
Ian Tyler[f]	135	—	34	—	169	—
aPamela Daley stepped down as a non-executive director on 7 July 2025.
bDave Hager was appointed as a non-executive director on 2 June 2025.
cSimon Henry was appointed as a non-executive director on 1 September 2025.
dAlbert Manifold was appointed as a non-executive director and chair-elect on 1 September 2025, and assumed the role of chair on 1 October 2025, succeeding Helge Lund, who stepped down as chair on 30 September 2025.
eFee includes £25,000 p.a. for chairing the bp digital advisory council and £20,000 p.a. for chairing innovation advisory council.
fIan Tyler was appointed as a non-executive director on 1 April 2025.

bp Annual Report and Form 20-F 2025	113

Corporate governance

Chair and non-executive directors’ interests (audited)
The figures below include all the interests of the chair and each NED of the company in shares of bp (or calculated equivalents) that have been disclosed to bp. Our 2023 policy encourages NEDs to establish a holding in bp shares of the equivalent value of one year's base fee during their tenure.

	Ordinary shares or equivalents[a]
	At 1 January 2025	At 31 December 2025	Changes to 13 February 2026	At 13 February 2026	Value of current shareholding[b]	% of guideline achieved
Dame Amanda Blanc	23,500	47,100	—	47,100	£217,131	166%
Pamela Daley[c]	40,332	n/a	n/a	n/a	n/a	n/a
Dave Hager[d]	n/a	45,000	—	45,000	$282,450	164%
Simon Henry[e]	n/a	—	—	—	—	—%
Helge Lund[f]	600,000	n/a	n/a	n/a	n/a	n/a
Albert Manifold (chair)[f]	n/a	—	—	—	—	—%
Melody Meyer	38,646	38,646	—	38,646	$242,568	141%
Tushar Morzaria	71,972	71,972	—	71,972	£331,791	254%
Hina Nagarajan	25,944	30,944	—	30,944	£142,652	109%
Satish Pai	33,000	33,000	—	33,000	$207,130	120%
Karen Richardson	35,316	35,316	—	35,316	$221,667	129%
Dr Johannes Teyssen	35,000	35,000	—	35,000	£161,350	124%
Ian Tyler[g]	n/a	—	—	—	—	—%
aIncludes interests of persons closely associated.
bBased on ordinary share and ADS prices at 13 February 2026 of £4.61 and $37.66. Where a US$ value is provided these shares are held as ADSs.
cPamela Daley stepped down as a non-executive director on 7 July 2025.
dDave Hager was appointed as a non-executive director on 2 June 2025.
eSimon Henry was appointed as a non-executive director on 1 September 2025.
fAlbert Manifold was appointed as a non-executive director and chair-elect on 1 September 2025, and assumed the role of chair on 1 October 2025, succeeding Helge Lund, who stepped down as chair on 30 September 2025.
gIan Tyler was appointed as a non-executive director on 1 April 2025.
Payments to past directors and for loss of office
Departure terms for Murray Auchincloss (audited)
As set out elsewhere in the report, Murray Auchincloss stepped down from the board by mutual agreement on 18 December 2025. Details of his departure terms have been set out below and are consistent with the company’s shareholder-approved policy.
In line with his 12-month notice period, Murray will remain an employee on his existing terms until 17 December 2026. During this period, he will continue to receive his contractual salary and benefits.
In respect of his incentive awards, Murray will remain eligible to receive a pro-rata annual bonus in respect of his services during 2025, of which
33% will be deferred into bp shares in line with the policy. He will not be entitled to a bonus in respect of 2026. Outstanding deferred bonus awards will vest in line with normal timescales.
Murray’s unvested performance share awards under the EDIP will be pro-rated up to 17 December 2026 but will continue to vest on their normal dates subject to the achievement of the relevant performance conditions. The resulting shares are subject to a 12-month holding period following vesting. Vested shares already in a holding period will be released 12 months following his cessation of employment, i.e. 17 December 2027, or on their original release date, if earlier. He will not be eligible for a 2026 EDIP grant.
He is entitled to receive ongoing tax filing support in respect of any trailing income from the company and a contribution towards his legal fees incurred in connection with stepping down to the total of £10,000 (plus VAT). He will continue to be covered by D&O insurance and will benefit from an indemnity in respect of third-party liabilities.
Post-employment benefits (audited)
We made no payments within the scope of the disclosure requirements to any past director of bp during 2025.

114	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
Other disclosures

Historical TSR performance												Relative importance of spend on pay ($ million)

£250												Distribution to bp shareholders		Remuneration paid to all employees		Capital investment[a]

£200
£150
£100
£50
£0

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2024	2025	2024	2025	2024	2025
BP FTSE 100												a Organic capital expenditure«.
The graph above shows the growth in value of hypothetical £100 investments in BP p.l.c. ordinary shares, and in the FTSE 100 index (of which bp is a constituent), over 10 years from 31 December 2015 to 31 December 2025.
History of chief executive officer remuneration

Year	Chief executive officer	Total remuneration, thousand	Annual bonus % of maximum	Performance shares % of maximum
2016	Bob Dudley	$11,904	61	40
2017	Bob Dudley	$15,108	71.5	70
2018	Bob Dudley	$15,253	40.5	80
2019	Bob Dudley	$13,234	67.5	71.2
2020[a]	Bob Dudley	$188	0	32.5
	Bernard Looney	£1,735	0	32.5
2021	Bernard Looney	£4,457	80.5	30
2022	Bernard Looney	£10,331	75.5	54
2023ab	Bernard Looney	£1,175	n/a	n/a
	Murray Auchincloss	£5,391	79.5	75
2024	Murray Auchincloss	£5,179	22.5	66.5
2025acd	Murray Auchincloss	£5,307	79.5	23.3
	Carol Howle	£886	79.5	52.8
a2020, 2023 and 2025 figures show remuneration for the periods of qualifying service as CEO during the respective years.
bIn respect of 2023, Bernard Looney did not receive any variable pay awards and his single figure shown in the table above excludes the impact of malus and clawback.
cMurray Auchincloss stepped down from his position as CEO on 18 December 2025 and was succeeded by Carol Howle as interim CEO on 18 December 2025. For 2025, Carol’s performance share award was granted when she was below board level and is therefore based on a different scorecard to executive directors.
dShare price has been based on the average share price over Q4 of the 2025 FY of £4.40.

bp Annual Report and Form 20-F 2025	115

Corporate governance

Chief executive officer to employee pay ratio

Year	Method	25th percentile: pay ratio, total pay and benefits, (salary)	50th percentile: pay ratio, total pay and benefits, (salary)	75th percentile: pay ratio, total pay and benefits, (salary)
2019[a]	Option A	543:1	188:1	82:1
2020[a]	Option A	99:1	40:1	19:1
2021	Option A	208:1	87:1	35:1
2022	Option A	421:1	172:1	69:1
2023[b]	Option A	268:1	103:1	45:1
2024	Option A	196:1	74:1	37:1
2025bc	Option A	219:1	79:1	39:1
		£28,331	£78,644	£160,265
		(£26,237)	(£55,675)	(£97,425)
aBob Dudley’s pay has been converted from US dollars as per the ratios reported in the bp Annual Report and Form 20-F 2020.
bFor 2023 and 2025, the total single figure used to derive the CEO pay ratio is a combination of the two individuals in position of CEO during the year. For 2023, in respect of the former CEO, the calculation has been based on the total single figure excluding the impact of malus and clawback in order to provide a comparison with prior years. Appropriate pro-rating of fixed and variable pay has been applied.
cShare price for the CEO share plan vesting has been based on the average share price over Q4 of the 2025 FY of £4.40.
This is our seventh year reporting the CEO pay ratio following the requirements introduced in 2018. As per the past six years, we have selected
Option A as our reporting basis, being the most accurate approach available, and we confirm that no broadly applicable components of pay have been omitted. Where necessary, full-time equivalent pay has been calculated by simple engrossment of part-year values. Employee values relate to pay and benefits for the year ended 31 December 2025.
Changes in the pay ratio over time reflect the fact that CEO remuneration is more heavily weighted to variable pay, resulting in larger year-on-year swings than wider workforce pay. This is evidenced by the variability of the CEO pay ratio over the past seven years. This volatility in the pay ratio reporting from year to year is expected, and illustrates one of the challenges in commenting on whether the pay differentials are appropriate. In
2025, the pay ratios have remained broadly consistent year-on-year, with the 50th percentile pay ratio increasing from 74:1 to 79:1. While the annual bonus was higher in 2025 (79.5% compared to 22.5% in 2024), this was partly offset by a significantly lower EDIP outcome for the former CEO
(23.3% compared to 66.5% for the 2022-24 cycle).
The committee believes in performance-based remuneration. For all employees eligible to participate in the annual cash bonus plan, there is an individual uplift available each year which allows managers to nominate exceptional individuals based on their personal contributions during the year. For senior leaders, a significant portion of the remuneration package continues to be linked to performance-based reward. It is therefore the view of the committee that the remuneration frameworks we have in place for executive directors and the wider workforce are fit for purpose and deliver pay outcomes appropriate to the circumstances of the year, with differentials that reflect the relative contributions made at different levels of the organization.
The committee is satisfied that the median pay ratio reported this year is consistent with bp’s pay policies for employees and does not constitute a reason to modify our pay programmes.

116	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
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
preceding financial year. Where increases are infinite relative to the preceding year, we have shown them as 100% for illustration; where a director was appointed or retired part-way through the year, we have annualized pay except for one-time items; and where comparison to the prior year is not possible, we have used dashes.

	2025 vs. 2024			2024 vs. 2023			2023 vs. 2022			2022 vs. 2021			2021 vs. 2020
Percentage change for:	a	b	c	a	b	c	a	b	c	a	b	c	a	b	c
Employees	6%	—%	124%	4%	—%	-65%	6%	1%	4%	2%	1%	45%	7%	-9%	100%
Carol Howle	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Murray Auchincloss	-1%	5%	253%	43%	-61%	-60%	30%	283%	31%	7%	530%	3%	5%	5%	100%
Kate Thomson[a]	16%	23%	318%	—%	—	—	—	—	—	—	—	—	—	—	—
Dame Amanda Blanc	11%	(89)%	n/a	24%	-72%	n/a	38%	100%	n/a	—	—	n/a	—	—	n/a
Pamela Daley	3%	(68)%	n/a	3%	-75%	n/a	2%	2%	n/a	7%	43%	n/a	4%	1385%	n/a
Dave Hager	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Simon Henry	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Helge Lund	4%	(25)%	n/a	4%	-43%	n/a	3%	78%	n/a	—%	97%	n/a	—%	-24%	n/a
Albert Manifold (Chair)	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Melody Meyer	1%	512%	n/a	-1%	-68%	n/a	2%	-14%	n/a	13%	139%	n/a	-4%	283%	n/a
Tushar Morzaria	—	3,559%	n/a	9%	-73%	n/a	2%	-46%	n/a	25%	100%	n/a	5%	—%	n/a
Hina Nagarajan	8%	129%	n/a	13%	-46%	n/a	—	—	n/a	—	—	n/a	—	—	n/a
Satish Pai	4%	11%	n/a	3%	-88%	n/a	—	—	n/a	—	—	n/a	—	—	n/a
Paula Rosput Reynolds	(100)%	(100)%	n/a	3%	-70%	n/a	2%	-14%	n/a	16%	145%	n/a	—	228%	n/a
Karen Richardson	15%	(6%)	n/a	-5%	-12%	n/a	11%	-20%	n/a	30%	96%	n/a	—	—	n/a
Sir John Sawers	(100)%	(100)%	n/a	3%	63%	n/a	2%	105%	n/a	17%	1%	n/a	—	1588%	n/a
Johannes Teyssen	6%	14%	n/a	7%	-68%	n/a	3%	12%	n/a	21%	65%	n/a	—	—	n/a
Ian Tyler	—%	—%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
a Kate Thomson’s increase in salary reflects the adjustment from her previous role to the salary level for an Executive Director following her appointment on 2 February 2024.
Independence and advice
The board considers all committee members to be independent with no personal financial interest, other than as shareholders, in the committee’s decisions. Further detail on the activities of the committee in 2025 is set out in the remuneration committee report on page 91.
During 2025, Ben Mathews, who was employed by the company and reported to the chair of the board, acted as secretary to the remuneration committee.
The committee also received advice on various matters relating to the remuneration of executive directors and senior management from Kerry
Dryburgh, EVP people, culture & communications, and Ashok Pillai and Clare Peake, SVP reward.
Following a competitive tender process, Willis Towers Watson (WTW) replaced PwC as independent advisors to the committee in 2025. PwC and WTW advice included, for example, support with remuneration benchmarking and updates on market practice. Both are members of the
Remuneration Consulting Group and, as such, operate under the code of conduct in relation to executive remuneration in the UK. The committee is satisfied that the advice received is objective and independent. The committee is comfortable that both the PwC and WTW engagement partners and team who provide remuneration advice to the committee do not have connections with the company or its directors that may impair their independence.
Total fees or other charges (based on an hourly rate) for the provision of remuneration advice to the committee in 2025 (save in respect of legal advice) were £67,683 and £64,800 to PwC and WTW respectively. Freshfields LLP (Freshfields) provided legal advice on specific compliance matters to the committee. PwC, WTW and Freshfields provided other advice in their respective areas to the group.

bp Annual Report and Form 20-F 2025	117

Corporate governance

Shareholder engagement
Throughout 2025 the committee engaged regularly on remuneration policy and approach with bp’s largest shareholders, as well as their representative bodies. This dialogue will continue throughout 2026. The table below shows the recent votes on the directors’ remuneration report and policy.

Year	% vote ‘for’	% vote ‘against’	Votes withheld
2025 – Directors’ remuneration report	95.54%	4.46%	36,686,921
2023 – Directors’ remuneration policy	94.23%	5.77%	36,921,641
Service contracts and letters of appointment
The service contracts of executive directors do not have a fixed term. Service contracts for each executive director are available for shareholders to view upon request at the company’s registered office. Each executive director’s service contract contains a 12-month notice period. Consistent with the best interests of the group, the committee will seek to minimize termination payments.

	Date of contract	Effective date
Carol Howle[a]	17 December 2025	18 December 2025
Murray Auchincloss[a]	17 January 2024	17 January 2024
Kate Thomson	2 February 2024	2 February 2024
a Murray Auchincloss stepped down as CEO effective 18 December 2025. Carol Howle was appointed interim CEO on the same date.
The non-executive directors (NEDs) have letters of appointment, which are available for shareholders to view upon request at the company’s registered office. All continuing directors are subject to annual re-election by shareholders at the annual general meeting. Normally, NEDs will be encouraged to serve for up to six years from their appointment, and for a further three years by invitation, in line with the provisions of the 2024
Code, subject to annual re-election.
External appointments
The board supports executive directors taking up appointments outside the company to broaden their knowledge and experience. Each executive director is permitted to retain any fee from their external appointments. Such external appointments are subject to agreement by the chair and reported to the board. Any external appointment must not conflict with a director’s duties and commitments to bp. Details of appointments as
NEDs of publicly listed companies during 2025 are shown below.

	Appointee company	Additional position held at appointee company	Total fees, £
Kate Thomson	Aker BP ASA[a]	Director	0
aHeld as a result of the company’s shareholding in Aker BP ASA.
This directors’ remuneration report, including the 2026 remuneration policy set out on the pages 118 to 125, has been approved by the board and signed on its behalf by Ben J.S. Mathews, company secretary, on 6 March 2026.

118	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
Directors’ remuneration report – the 2026 remuneration policy
This section of the report sets out the remuneration policy for executive directors and non-executive directors, which shareholders will be asked to approve at the AGM on 23 April 2026 and, if approved, will take effect for any payments made or awarded after that date. The company will continue to honour any arrangements granted under previous remuneration policies which were consistent with the policy in force at the time of grant.
As outlined in the chair’s statement, the committee undertook an initial review of the policy during 2025 and agreed to defer a more detailed review of the policy until after the 2026 AGM. The policy set out on the following pages has therefore largely been rolled forward from the previous policy, which was approved at the 2023 AGM and received strong support from shareholders with a vote of 94% in favour.
While no material changes are being proposed to the 2026 remuneration policy, minor changes have been made to the wording in certain areas to increase clarity and effective operation.
Policy table – executive directors

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

Benefits
Executive directors are entitled to receive those benefits
available to a majority of the wider workforce in their home country. These include participation in all-employee share
plans, sickness pay, relocation assistance and parental leave.
Benefits are not pensionable.
Executive directors may receive other benefits that are
judged to be cost-effective and appropriate in terms of the
individual’s role, time and/or security. These may include
car-related benefits and/or cash in lieu, security, assistance with tax return preparation, insurance and medical benefits.
The company may meet any tax charges arising on benefits
provided to directors.
The taxable value of benefits provided may fluctuate during
the period of this policy, depending on the cost of provision and a director’s personal circumstances.

Purpose	To recognize competitive practice in the directors’ home country while being aligned with the majority of the workforce.
Operation and opportunity
Executive directors normally participate in the company
retirement plans that operate in their home country.
New appointees from within bp group retain previously
accrued benefits. For future appointments, the committee
will carefully review any retirement benefits to be granted to a new director, taking account of retirement policies across the wider workforce and any arrangements currently
in place.

Retirement benefits for executive directors will be limited to the allowance offered to the majority of the workforce in the executive's home country (the maximum allowance in the UK
is currently 20% of salary).

bp Annual Report and Form 20-F 2025	119

Corporate governance

Purpose
To provide variable remuneration dependent on the execution of the business strategy on an annual basis. Bonus is subject to a mandatory deferral into bp shares which are held for three years to reinforce the long-term nature of the business and alignment with shareholders.

Operation and opportunity
The bonus is based on performance against annual
measures and targets set at the start of the year, evaluated over the financial year and assessed following the year-end.
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
Bonus calculation is typically based on salary as at
31 December in each performance year.

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
Awards are subject to malus provisions before they are
delivered and to clawback thereafter for a period of three
years. Further detail is set out on page 121.

Performance framework
The committee determines a scorecard of specific
measures, weightings and targets each year to reflect the
priorities in the annual plan, as agreed with the board, and thus deliver the group’s strategy.

The scorecard will typically include a balance of financial and non-financial measures. Details of the measures and
weighting will typically be reported in advance each year in the annual report on remuneration, while targets, where
commercially sensitive, will be disclosed retrospectively.

Purpose	To link the largest part of remuneration opportunity with the long-term performance of the business.
Operation and opportunity
The maximum annual award level for the chief executive
officer will be 500% of salary and 450% of salary for other
executive directors.
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
The shares that vest are subject to a three-year post-vesting holding period.
Dividends (or equivalents, including the value of
reinvestment) may accrue in respect of share awards to the
extent that they vest.
Awards are subject to malus provisions before vesting and
to clawback provisions thereafter for a period of three years.
Further detail is set out on page 121.

Performance framework
At the outset of each performance cycle, the committee
determines a scorecard of specific measures, weightings
and targets to reflect the group’s long-term strategic
priorities and shareholder interests.

The scorecard will typically include a balance of financial and non-financial measures (including sustainability). The
committee will assess overall safety performance as well as
progress towards the reduction of net debt as an underpin in determining the final vesting percentage.

Purpose	To provide alignment between the interests of executive directors and our other shareholders.
Operation and opportunity
The chief executive officer is required to build and maintain a minimum shareholding of five times base salary within five
years of appointment, and to maintain that minimum
shareholding for at least two years after they cease to be
a director.

Other executive directors are required to build and maintain a minimum shareholding of four and a half times base salary
within five years of appointment, and to maintain that
minimum shareholding for at least two years after they
cease to be a director.

120	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
Notes to the policy table
1. How is variable pay linked to performance?

Bonus aligned with company performance	<100% MSR[a]: 50% paid in cash; 50% in bp shares deferred for three years
>100% MSR[a]: 67% paid in cash: 33% in bp shares deferred for three years

Share award for meeting three-year targets	Six-years; three-year performance period + three-year holding period

Long-term shareholding	Built up over five years and maintained for a further two years post-employment

aMSR: group chief executive to build a shareholding of at least five times salary, and other executive directors four and a half times salary, within five years of appointment.
The three elements described above provide a balance between a focus on short-term, medium-term and long-term performance, while encouraging behaviours which are in the long-term interests of shareholders. The operation of variable pay is supported by a focus on stewardship.
There is a requirement that the chief executive officer will build up a holding of five times salary, and other executive directors a holding of four and a half times salary, over a period of five years following appointment and maintain that level during employment and for a further two years post-
employment.
2. How are performance measures linked to strategy?
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
3. Our use of flexibility, judgement and discretion
The committee reviews bp’s performance against specific measures and targets, and in doing so may make both quantitative and qualitative assessments of performance in reaching its decisions. This involves the application of judgement and discretion, in which the committee also seeks relevant input from the board’s audit and safety and sustainability committees. Accordingly, the committee may decide to adjust the formulaic outcome derived from the relevant scorecards, either upwards or downwards, to reflect broader considerations. The committee continues to consider that the powers of flexibility, judgement and discretion are critical to the successful execution of the policy.
In framing the policy, the committee has taken care to ensure that these important powers continue to be available:
•Sufficient flexibility to take account of future changes in the industry environment and in remuneration practice generally. This allows the committee to respond to changes in circumstances, for example in applying particular performance measures and/or weightings within the plans, or in broadening the comparator group for the relative returns measure, in order to evolve with the company’s strategy, without the need for specific shareholder approval.
•Power to exercise judgement in making a qualitative assessment in certain circumstances. A number of measures are used for annual or long-
term incentive awards, many of which are numerical in nature and require a quantitative assessment of performance. Others may require a qualitative assessment, such as the strategic progress measures in the performance share plan.
•Scope for the committee to exercise discretion, mainly where it is desirable to vary a formulaic outcome that would otherwise arise from the policy’s implementation. The committee considers that the ability to exercise discretion, upwards or downwards, is important to ensure that a particular outcome is fair in light of the director’s own performance, the company’s overall performance and positioning under particular performance measures and outcomes for shareholders.
The committee may make minor amendments to the remuneration policy to aid its operation or implementation without seeking shareholder approvals (e.g. for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation).
The committee intends to provide appropriate disclosure on the use of flexibility, judgement and discretion so that shareholders can understand the basis for its decisions.

bp Annual Report and Form 20-F 2025	121

Corporate governance

4. How will we safeguard against payments for failure?

Performance-based pay	A significant portion of remuneration varies with performance – where performance targets are not achieved, lower or no payments will be made under the plans.
Discretion	The committee may vary formulaic outcomes where these do not suitably reflect performance or other circumstances over the relevant performance period.
Malus and clawback
The robust malus provisions enable the committee to reduce the size of award, cancel an unvested award, or impose further conditions on an award made under this policy, while the robust clawback provisions enable the committee to require participants to return some or all of an award after payment or vesting.
The following events will trigger the application of either malus or clawback:
•Material failure impacting safety or environmental sustainability.
•Material damage to the reputation of the group, or conduct by a participant which results in or is reasonably likely to result in such material damage.
•Incorrect award outcomes due to miscalculation or based on incorrect information.
•Restatement due to financial reporting failure or misstatement of audited results.
•Material misconduct by a participant.
•Fraud effected by or with the knowledge of a participant.
In addition, the following events will trigger the application of malus, where the event takes place prior to the vesting or payment of an award:
•Material downturn in financial performance of the group, or any part of it.
•Conduct effected by or with the knowledge of a participant which resulted in significant losses to the group, or any part of it.
•Such other exceptional circumstances that the committee consider to be similar in nature.
The company also operates a mandatory clawback policy that complies with the US Securities and Exchange
Commission (SEC) requirements.

122	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
5. Differences from remuneration policy in the wider group
This executive director remuneration policy is structurally similar to remuneration for the majority of the wider workforce, but naturally differs in quantum, reflecting market norms for the differing size and complexity of roles, see page 96 for more detail on these differences.
Illustrations of application of remuneration policy
The total remuneration opportunity for executive directors is strongly performance based and weighted to the long term. The charts below provide scenarios for the total remuneration of each individual who is an executive director at the date the policy comes into effect, at different levels of performance. The scenarios are calculated as prescribed by UK regulations.

Meg O’Neill
Min	100%	£2.1m
Mid	26%	23%	51%		£7.9m
Max	15%	26%		59%		£13.7m
SPI*	12%	20%		68%			£17.7m
  Fixed pay    Annual bonus    Performance shares  * 50% share price increase

Kate Thomson
Min	100%	£1.2m
Mid	28%	24%	48%		£4.2m
Max	16%	28%		56%		£7.2m
SPI*	13%	22%		66%			£9.2m
  Fixed pay    Annual bonus    Performance shares  * 50% share price increase
Due to rounding, the sum of the parts may not equal 100%.
Fixed components
For these illustrations salary, benefits and pension are the same in each scenario (annual values shown).

CEO (O’Neill)	£1,600,000	Meg’s salary, upon appointment
CFO (Thomson)	£894,000	Kate’s salary, effective from the 2026 AGM

CEO (O’Neill)	£458,170	Based on cash in lieu of retirement benefits at 20% of salary, with an estimated £138k total for other benefits.
CFO (Thomson)	£261,179	Based on cash in lieu of retirement benefits at 20% of salary, with an estimated £82k total for other benefits.
Variable components
Variable pay under the policy comprises annual bonus and performance shares.

Scenario	Minimum	Mid	Maximum
	â	â	â

(including cash and deferred elements)	Threshold not met	50% of maximum	100% of maximum
	Nil	112.5% of salary	225% of salary

	Threshold not met	50% vesting	100% vesting
	CEO – Nil CFO – Nil	CEO – 250% of salary CFO – 225% of salary	CEO – 500% of salary CFO – 450% of salary

bp Annual Report and Form 20-F 2025	123

Corporate governance

Recruitment policy
The committee expects any new executive director to be engaged on terms that are consistent with the policy. However, it recognizes that it cannot anticipate all circumstances in which any new executive director may be recruited. The committee may determine that it is in the interests of the company and shareholders to secure the services of a particular individual which may require it to take account of the terms of that individual’s existing employment and/or their personal circumstances.
Accordingly, the committee will consider the following:
•The salary level of any new director is appropriate to their role and the competitive environment at the time of appointment. Where appropriate, it may appoint an individual on a lower salary (relative to any previous incumbent), then gradually increase salary levels as the individual gains experience in the role.
•Variable remuneration will be awarded within the parameters of the policy for current executive directors.
•The committee may tailor the vesting criteria for initial incentive awards depending on the specific circumstances.
•Where an existing employee is promoted to the board, the company may honour any existing commitments including maintaining any outstanding share awards.
•The committee would expect any new director to participate in the company pension and benefit schemes that are open to other employees
(where appropriate, referencing the candidate’s home country).
•Where an individual is relocating in order to take up the role, the company may provide certain benefits such as reasonable relocation expenses, accommodation for a period following appointment, assistance with visa applications or other immigration issues and ongoing arrangements such as repatriation assistance, tax filing assistance, annual flights home and a housing/utilities allowance. The company may meet any tax charges arising on relocation benefits.
•Where an individual would be forfeiting remuneration or employment terms in order to join the company, the committee may award appropriate compensation. The committee would require reasonable evidence of the nature and value of any forfeited arrangements and would, to the extent practicable, ensure any compensation was of comparable commercial value and capped as appropriate, considering the terms of the previous arrangement being forfeited (for example, the form and structure of award, timeframe, performance criteria and likelihood of vesting).
Where appropriate, the committee prefers to deliver buy-outs in the form of restricted shares in the company.
•To facilitate any share awards on recruitment, the committee may rely on the Listing Rules exemption, which permits the grant of share awards, in unusual circumstances, to support the recruitment of an executive director, without seeking prior shareholder approval or making such awards under any other existing share plan.
In making any decision on the remuneration of a new director, the committee would balance shareholder expectations, current best practice and the circumstances of any new director. It would strive not to pay more than is necessary to recruit the right candidate and would give full details in the next remuneration report.
Service contract
Meg O’Neill’s and Kate Thomson’s service contracts are with BP p.l.c.
Each executive director is entitled to retirement benefits, as outlined on page 118.
Each executive director is also entitled to the following contractual benefits:
•If appropriate for security reasons, a company car and driver is provided for business and private use, with the company bearing all normal employment, servicing, insurance and running costs. Alternatively, where not required for security reasons, a cash allowance may be paid instead.
•Medical and dental benefits, sick pay during periods of absence and assistance with the preparation of tax returns.
•Indemnification in accordance with applicable law.
•Participation in bonus or incentive arrangements at the committee’s sole discretion.
In line with bp’s policy on notice periods for executive directors, each executive director may terminate their employment by giving 12 months’
written notice. In this event, for business reasons, the employer may not necessarily hold the executive director to their full notice period.
The employer may lawfully terminate the executive director’s employment in the following ways:
•By giving the director 12 months’ written notice.
•Without compensation, in circumstances where the employer is entitled to terminate for cause, as defined for the purposes of their service contract.
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
In the event of termination by the company, each executive director may have an entitlement to compensation in respect of their statutory rights under employment protection legislation in the UK and potentially elsewhere. Where appropriate, the company may also meet a director’s reasonable legal expenses in connection with either their appointment or termination of their appointment.
Copies of the executive directors’ service contracts, along with the non-executive director appointment letters, are available for inspection at the registered office of BP p.l.c.

124	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Directors’ remuneration report continued
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

Annual bonus	The committee would consider whether the director should be entitled to an annual bonus in respect of the financial year in which the termination occurs.	Normally, any such bonus would be restricted to the director’s actual period of service in that financial year and would be subject to deferral unless the committee determines otherwise.
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
To the extent that any such share award vests, the release
of those shares to the former director will normally be
made approximately one year after their date of
termination (even if they would have been subject to a
longer holding period had the executive remained in
employment with bp).

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
Engaging with shareholders
The committee carefully considers shareholder feedback each year and this input has been instrumental in shaping the current remuneration policy. As outlined in the chair’s letter, for the 2026 policy review, over 40% of bp’s shareholder register were consulted and the vast majority expressed support for broadly retaining the 2023 policy. The committee remains committed to maintaining an open and constructive dialogue with shareholders and will continue to consult before introducing any material changes to the remuneration policy.

bp Annual Report and Form 20-F 2025	125

Corporate governance

Policy table – non-executive directors
The following table sets out the framework that will be used to determine the fees for non-executive directors during the term of this policy.

Non-executive chair
Fees
Approach
Remuneration is in the form of fees. Fees are currently paid in cash but the company may pay part or all of the fees in the form of shares. The level and structure of the chair’s fee will primarily be compared against UK best practice.

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

Non-executive directors
Fees
Approach
Remuneration is in the form of fees. Fees are currently paid in cash but the company may pay part or all of the fees in the form of shares. Remuneration practice is consistent with recognized best practice standards for non-executive directors and, as a UK-listed company, the level and structure of non-executive directors’ remuneration will primarily be compared against UK best practice.
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
•By either party giving three months’ written notice, or
•By the company for cause (as set out in the letter of appointment) and without compensation.
The company may lawfully terminate the appointment by making a lump sum payment in lieu of notice equal to three months’ fees. Copies of the executive directors’ service contracts and non-executive directors’ letters of appointment are available for inspection at the registered office of the company.

The maximum fees for non-executive directors are set in accordance with the Articles of Association.

126	bp Annual Report and Form 20-F 2025	« See glossary on page 375

Other disclosures
Appointment and succession plans
The chair, senior independent director (SID) and
other independent non-executive directors (NEDs)
each have letters of appointment with BP p.l.c. and
do not serve, nor are they employed, in any
executive capacity by bp. In line with the UK
Corporate Governance Code (Code), all continuing
directors are subject to annual re-election by
shareholders at the Annual General Meeting (AGM),
where letters of appointment for each NED are
available for inspection. Details on the skills and
experience of each director seeking election or re-
election, as well as their individual contributions to
the long-term success of the company, are set out
in the Notice of AGM. In accordance with the Code,
NEDs would not be expected to serve beyond nine
years unless there are exceptional circumstances.
On behalf of the board, the people, culture and
governance committee reviews the formal
appointment process and succession plans for the
board. Appointments and succession plans are
both based on merit and assessed against
objective criteria with the promotion of diversity,
equity and inclusion as central considerations. This
includes diversity of gender, social and ethnic
backgrounds as well as cognitive and personal
strengths. In reviewing appointments and
succession plans, due consideration is given to
ensure the smooth transition of board members
with specific responsibilities (e.g. committee chair
roles) by allowing sufficient time for a detailed
handover. This is balanced by the need to have new
board members join at regular intervals such that,
over time, there is a controlled approach to board
members reaching the end of their tenure. All new
directors receive a formal induction, tailored to
their individual needs, skills and experience, taking
account of any committees they join. These
inductions include one-to-one meetings with
members of the board and leadership team
together with select members of senior
management. Feedback is sought from directors
undertaking their induction programmes to ensure
they are continually updated and improved.
Further detail on board succession and tenure can
be found in the people, culture and governance
committee report on page 89 and board
composition disclosure on page 72, respectively.
Time commitments
The expectation regarding time commitment for
NEDs to effectively discharge their duties is set out
in the directors’ letters of appointment. The time
commitment varies with the demands of bp
business and other events. The NEDs’ external time
commitments – whether through executive, non-
executive, advisory or other roles – are regularly
reviewed by the company secretary to ensure that
directors are able to allocate appropriate time to
bp. A register of directors’ time commitments and
conflicts is maintained and is also reviewed
annually by the people, culture and governance
committee. The review process takes into account
outside appointments and other external
commitments and considers the complexity of the
organization, the nature of the role, the sector
(especially regulated and/or potentially competing
sectors) and any leadership roles (e.g. a chair
position). NEDs are also required to consult with
the company secretary and chair before accepting
any other role that may impact their ability to
commit appropriate time to bp. The process for the
approval of any new external appointment,
significant or otherwise, for an existing director
assesses the impact of that appointment on the
director’s time in order to ensure the director has
sufficient capacity for their role with bp. As part of
that same review process, a review of
independence and potential conflicts of interest is
undertaken, taking account of institutional investor
and proxy advisor guidance and market best
practice. Any external proposed commitments that
could exceed the mandates set out in such
guidance are given particular consideration. The
board was satisfied that significant appointments
undertaken during 2025 did not impact the
directors’ ability to prepare for and attend
meetings, engage with stakeholders and
participate in learning and development
opportunities. The board has concluded that,
notwithstanding external appointments held, each
director is able to dedicate sufficient time to fulfil
their bp duties. In compliance with the Code, none
of the executive directors who served during 2025
held more than one non-executive directorship in a
FTSE 100 company or other significant
appointment throughout their tenure on the board.
For more information on the external
commitments of bp’s directors, see pages 73-75.
For information on board meetings held during
2025 and director attendance at board meetings,
see page 75.
Independence and conflicts
of interest
All directors have a statutory duty to exercise
independent judgement. Independence of NEDs is
crucial in bringing constructive challenge to the
chief executive officer (CEO) and the leadership
team at board meetings, while providing support
and guidance to promote meaningful discussion
and, ultimately, informed and effective decision-
making. In accordance with the criteria set out in
the Code, the chair was considered independent at
the time he was appointed. NEDs are required to
provide sufficient information to allow the board to
evaluate their independence prior to and following
their appointment. In addition, each director has a
statutory duty to disclose actual or potential
conflicts of interest. Formal procedures are in
place for new potential conflicts to be reported
and recorded during the year. As a consequence of
regular reviews in 2025, the board is satisfied that
there were no matters giving rise to conflicts of
interest which could not be authorized by the
board. It has therefore concluded that all bp NEDs
are independent.
Reporting in line with UK Listing
Rule 6.6.6R(9)
As at 31 December 2025, 46% of the board
comprises women, our senior independent
director (SID), chief executive officer (CEO), chief
financial officer (CFO) are women and three
directors identify as from an ethnic minority
background. Data for the below tables is
collected on an annual basis through a
standardized process under which each member
of the board and executive management is asked
to self-declare, or elect not to declare, their ethnic
background and gender identity or sex. The
information is correct as at 31 December 2025.
For the purposes of this table, executive
management includes bp’s leadership team
and the company secretary.

Gender identity or sex	Number of board members	Percentage of the board	Number of senior positions on the board (CEO, CFO, SID and chair)	Number in executive management	Percentage of executive management
Men	7	54%	1	5	55%
Women	6	46%	3	4	45%
Other categories	–	–	–	–	–
Not specified/prefer not to say	–	–	–	–	–

Ethnic background
White British or other white (including minority-white groups)	10	77%	100%	7	78%
Mixed/Multiple Ethnic Groups	–	–	–	–	–
Asian/Asian British	3	23%	–	1	11%
Black/African/Caribbean/Black British	–	–	–	1	11%
Other ethnic group	–	–	–	–	–
Not specified/prefer not to say	–	–	–	–	–

bp Annual Report and Form 20-F 2025	127

Corporate governance

Pages 127-128 have been removed as they do not form part of bp’s Annual Report on Form 20-F as filed with the SEC.

128	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Pages 127-128 have been removed as they do not form part of bp’s Annual Report on Form 20-F as filed with the SEC.

bp Annual Report and Form 20-F 2025	129

Financial statements

Consolidated financial statements of the bp group

Independent auditor's reports (PCAOB ID 1147)		149	Group statement of changes in equity		157
Group income statement		155	Group balance sheet		158
Group statement of comprehensive income		156	Group cash flow statement		159

Notes on financial statements
1.	Significant accounting policies	160	22.	Trade and other payables	203
2.	Non-current assets held for sale	181	23.	Provisions	204
3.	Business combinations	182	24.	Pensions and other post-employment benefits	205
4.	Disposals and impairment	182
5.	Segmental analysis	185	25.	Cash and cash equivalents	211
6.	Sales and other operating revenues	189	26.	Finance debt	211
7.	Income statement analysis	189	27.	Capital disclosures and net debt	212
8.	Exploration for and evaluation of oil and natural gas resources	190	28.	Leases	213
			29.	Financial instruments and financial risk factors	214
9.	Taxation	190
10.	Dividends	193	30.	Derivative financial instruments	219
11.	Earnings per share	193	31.	Called-up share capital	228
12.	Property, plant and equipment	195	32.	Capital and reserves	230
13.	Capital commitments	196	33.	Contingent liabilities and legal proceedings	236
14.	Goodwill	196	34.	Remuneration of senior management and non-executive directors	238
15.	Intangible assets	198
16.	Investments in joint ventures	199	35.	Employee costs and numbers	239
17.	Investments in associates	201	36.	Auditor's remuneration	239
18.	Other investments	202	37.	Subsidiaries, joint arrangements and associates	240
19.	Inventories	202
20.	Trade and other receivables	202
21.	Valuation and qualifying accounts	203

Supplementary information on oil and natural gas (unaudited)

Oil and natural gas exploration and production activities		242	Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves		263
Movements in estimated net proved reserves		248
			Operational and statistical information		266

This page does not form part of bp's Annual Report on Form 20-F as filed with the SEC.

130	bp Annual Report and Form 20-F 2025
Consolidated financial statements of the bp group

Financial statements
Pages 130-148 have been removed as they do not form part of bp's Annual Report on Form 20-F as filed with the SEC.

bp Annual Report and Form 20-F 2025	149

Financial statements
Report of Independent Registered Public Accounting Firm
To the shareholders and board of directors of BP p.l.c.
Opinion on the financial statements
We have audited the accompanying consolidated group balance sheets of BP p.l.c. and subsidiaries (together ‘bp’ or ‘the group’) as at 31 December
2025 and 2024, the related consolidated group income statements, group statements of comprehensive income, group statements of changes in equity and group cash flow statements, for each of the three years in the period ended 31 December 2025, and the related notes (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the group as at 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended
31 December 2025, in accordance with United Kingdom adopted international accounting standards and IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), bp's internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 6 March 2026 expressed an unqualified opinion on bp's internal control over financial reporting.
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
1.Impairment of upstream oil and gas property, plant and equipment (PP&E) assets – Notes 1, 4 and 12 to the financial statements
Critical Audit Matter Description
The group balance sheet as at 31 December 2025 includes PP&E, of which $55 billion is oil and gas properties.
Management’s best estimate oil and gas price assumptions for value-in-use impairment tests were revised in 2025 as set out in Note 1 on pages
168-169.
Management has also determined bp’s ‘best estimate’ discount rate assumptions, as set out in Note 1 on page 168. bp’s post-tax discount rate used for impairment testing for oil and gas assets in 2025 remained unchanged from prior year at 8%. Pre-tax discount rates applied in impairment tests were revised in some regions to reflect changes in local tax rates and country risk premiums. Reserves estimates for all oil and gas fields were also reviewed and updated where necessary at year-end.
As required by International Accounting Standard (IAS) 36 ‘Impairment of Assets’, management performed a review of all oil and gas cash generating units (CGUs) for indicators of impairment and impairment reversal as at 31 December 2025. As a result of management identifying impairment indicators during 2025, $1 billion of oil and gas CGU net impairment charges were recognised, principally due to an increase in certain capital expenditure forecasts and operating expenditure forecasts and certain reserves write downs.
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
assumptions related to these volumes can be particularly judgemental. There is a risk that material misstatements could arise from unreasonable production forecasts for individually material CGUs and/or from the aggregation of systematic flaws in bp’s reserves and resources estimation policies across the OP&O and G&LCE segments.

150	bp Annual Report and Form 20-F 2025
We identified certain individual CGUs which we determined would be most at risk of material impairment charges as a result of a reasonably possible change in the oil and gas price assumptions. This population includes previously impaired assets which are also at risk of material impairment reversal resulting from potential oil and gas price assumption changes. We identified that a subset of these CGUs was also individually materially sensitive to the discount rate assumption. Further information regarding these sensitivities is given in Note 1 on page 169.
Impairment charge and/or impairment reversal assessments of upstream oil and gas PP&E assets remain a critical audit matter because recoverable values are reliant on forecast assumptions such as oil and gas prices, discount rates and reserves estimates, which are inherently judgemental and complex for management to estimate and challenging to audit. Additionally, the magnitude of the potential misstatement risk remains material to the group.
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
•In developing this range, we obtained a variety of reputable and reliable third-party forecasts, peer information and other relevant market data.
•In challenging and evaluating management’s price assumptions, we considered the extent to which they and each of the forecast pricing scenarios obtained from third parties reflect the impact of lower oil and gas demand due to climate change and the energy transition.
•The 2015 Conference of the Parties (CoP) 21 Paris Agreement goals of ‘holding the increase in the global average temperature to well below 2°C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels’ was reaffirmed at CoP 30 in Brazil during November 2025. We specifically analysed third party forecasts stated, or interpreted by us, as being consistent with scenarios achieving the Paris ‘well below 2°C goal’ and/or ‘1.5°C ambition’ and evaluated whether they presented contradictory audit evidence.
•We assessed management’s disclosures in Note 1, including the sensitivity of forecast revenue cash inflows to lower oil and gas prices, and how climate change and the energy transition, potential future emissions costs and/or reduced demand scenarios may impact bp to a greater extent than currently anticipated in bp’s value-in-use estimates for oil and gas CGUs.
Discount rates
•We independently evaluated bp’s discount rates used in impairment tests with input from our valuation specialists, against relevant third-party market and peer data.
•When performing procedures over specific assets, we assessed whether specific country risks and tax adjustments were reasonably reflected in bp’s discount rates.
•We challenged and evaluated management’s disclosures in Note 1, including in relation to the sensitivity of discount rate assumptions.
Reserves and resources estimates
Using the outputs from our data analytics tools which we used to visualise reserves and resources volumes, and with the assistance of our oil and gas reserves specialists, we:
•assessed bp’s reserves and resources estimation methods and policies for reasonableness;
•assessed how these policies had been applied to a sample of bp’s reserves and resources estimates;
•read and evaluated a sample of reports provided by management’s external reserves experts and assessed the scope of work and findings of these third parties;
•assessed the competence, capability and objectivity of bp’s internal and external reserve experts, through understanding their relevant professional qualifications and experience;
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
2.Decommissioning provisions – Notes 1 and 23 to the financial statements
Critical Audit Matter Description
A decommissioning provision of $12.3 billion is recorded in the financial statements as at 31 December 2025. The estimation of decommissioning provisions is a highly judgemental area as it involves a number of key estimates related to the cost and timing of decommissioning, in particular inflation and discount rate assumptions.
Management estimates that the average rate of forecast inflation applicable to the substantial majority of bp’s decommissioning cost estimates is
1.5%, which is 0.5% lower than its estimated long term general inflation rate of 2%.
The estimated undiscounted cost of the obligations and the timing of future payments are set out in Note 1 on page 176. Economic factors, future activities and the legislative environments that bp operates in are used to inform cost estimates, whereas the timing of decommissioning activities is dependent on cessation of production (CoP) dates, which are sensitive to changes in bp’s price forecasts as price estimates determine economic cut off of oil and gas reserve estimates.
bp maintained the discount rate used in calculating its decommissioning provisions at 4.5% as at 31 December 2025.

bp Annual Report and Form 20-F 2025	151

Financial statements
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
•We made inquiries and evaluated the competence, capability and objectivity of management’s decommissioning experts who derived the decommissioning specific inflation rate.
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
We challenged and evaluated management’s assessment of the impact this will have on the decommissioning market and the related inflation assumption.
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
•We gained an understanding of the process and technology used to model the provision, including the use of bp’s decommissioning modelling platform by management’s experts. We used data analytics to automatically extract and analyse cost estimate data to identify the key cost assumptions which the decommissioning model is most materially sensitive to.
•We evaluated the reasonableness of changes in the key cost assumptions including rig rates, vessel rates, well plug and abandonment duration and non-productive time assumptions, with reference to internal and appropriate third-party data.
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
•We assessed the reasonableness of management’s methodology for determining the discount rate and recalculated the discount rate with reference to independent third-party data, most notably US treasury bond yields.
3.Valuation of commodity financial derivatives - Notes 1, 29 and 30 to the financial statements
Critical Audit Matter Description
bp’s supply, trading and shipping (ST&S) function is responsible for globally trading and risk managing the group’s owned production as well as third party production. To discharge this responsibility, ST&S regularly executes commodity contracts, physically settled or otherwise, which are accounted for as a derivative and fair valued under IFRS 9. These contracts, therefore, result in unrealised gains/losses that are recognised on account of fair value movements in the associated derivative assets and liabilities.
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
Fair value measurements associated with unrealised commodity contracts are also impacted by the macroeconomic sentiment and outlook. In
2025, commodity markets continued to experience periods of volatility due to continuing uncertainty resulting from the planned energy transition, macro-economic factors such as inflation and interest rates, and disruptions in global supply due to geopolitical conflicts. In response to the volatility observed, we focused our audit efforts on the valuation of commodity derivatives and designed procedures to test for management bias.
As at 31 December 2025, the group’s total level 3 derivative financial assets were $20.1 billion and level 3 derivative financial liabilities were $18.2 billion.
How the Critical Audit Matter was addressed in the Audit
In response to the above, we analysed the population of these instruments to assess the level of unobservability of the inputs used in their valuation and then further disaggregated the population into different risk populations which in turn drove the nature, timing and extent of our audit procedures.
Our use of advanced data analytics tools enabled automated visualisation of valuation data providing insights into trading positions and price curves. This allowed us to identify unusual trends, and focus our audit efforts on complex inputs, methodologies, and anomalies within the significant volume of derivative contracts, thereby enhancing the precision and the effectiveness of our valuation testing and our assessment of potential management bias.

152	bp Annual Report and Form 20-F 2025
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
–independently validating price points on pricing curves; and
–analysing whether there was any indication of management bias through evaluating the distribution of valuation differences where relevant.
4.Impairment of E&A assets, goodwill associated with the transition businesses and refinery PP&E as a consequence, among other things, of climate change and the energy transition – Notes 1, 4, 8, 14 and 15 to the financial statements
Critical Audit Matter Description
Intangible Assets
The recoverability of certain of the group’s $4.0 billion total exploration and appraisal (E&A) assets capitalised as at 31 December 2025 is potentially exposed to climate change and the global energy transition and macroeconomic risk factors (see Note 15). This is because a greater number of E&A projects may not proceed as a consequence of the energy transition or lower forecast future oil and gas prices. The determination of whether and when E&A costs should be written off, impaired, or retained on the balance sheet as E&A assets, remains complex and continues to require significant management judgement.
Goodwill
The carrying value of goodwill associated with the transition businesses, specifically Archaea Energy and Lightsource bp, may no longer be recoverable due to increases in cost or lower forecast production or development rate reflecting the slowdown in the pace of energy transition adversely impacting the value of these projects, and impacting investment decisions. Management performed an annual impairment test (which includes judgements in relation to forecast period, development rate, long term growth rate, discount rate, developer margin, capital expenditure and renewable natural gas revenue prices) to assess the recoverability of the goodwill, resulting in an impairment of $2.0 billion as disclosed in
Note 14.
PP&E
The carrying value of bp’s refining assets within PP&E may no longer be recoverable due to changes in supply and demand which arise among other things as a consequence of climate change and the energy transition. Management performed an assessment to identify potential impairment indicators in respect of the refinery portfolio. This considered all potential impairment indicators, including refining margin forecast, which could be impacted by changes in supply and demand due to climate change and the energy transition. As a result of management’s impairment assessment, management identified indicators of impairment within the refining portfolio as at 31 December 2025 and concluded that no impairment charge needed to be recorded.
How the Critical Audit Matter Was Addressed in the Audit
Intangible Assets
In respect of the recoverability of E&A assets capitalised as at 31 December 2025:
•We tested the relevant controls within the group’s E&A write-off and impairment assessment processes; and
•We challenged and evaluated management’s key E&A judgements with regards to the impairment criteria of IFRS 6. Where impairment indicators were identified, we corroborated key judgements with internal and external evidence for assets that remained on the balance sheet.
This included analysing evidence of future E&A plans, budgets and capital allocation decisions, assessing management’s key accounting judgement papers, reading meeting minutes and assessing licence documentation and evidence of active dialogue with partners and regulators including negotiations to renew licences or modify key terms.
Goodwill
In respect of the impairment tests performed on goodwill associated with the transition businesses, specifically Archaea Energy and Lightsource bp, performed at 31 December 2025:
•We tested the relevant controls over the impairment tests including controls over key assumptions;
•We independently evaluated bp’s discount rates used in impairment tests with input from our valuation specialists, against relevant third- party market and peer data;
•We independently evaluated the long-term production rates for certain transition businesses with input from our Deloitte Landfill Production
Specialists;

bp Annual Report and Form 20-F 2025	153

Financial statements
•We evaluated the appropriateness of other key assumptions including forecast period, development rate, long term growth rate, discount rate, developer margin, capital expenditure, and renewable natural gas revenue prices through assessment of bp’s future plans and consistency with the capital frame; and
•We tested the mechanical accuracy of the impairment models.
PP&E
In relation to the refinery impairment tests performed by management, our audit procedures included:
•Evaluating the valuation methodology and testing the integrity and mechanical accuracy of the impairment models;
•Assessing the appropriateness of key assumptions and inputs to the impairment models, notably forecast local refining marker margins, discount rate and energy input costs;
•Challenging and evaluating management’s assumptions by reference to third party data where available and involvement of our valuation specialists;
•Evaluating management’s ability to forecast future cash flows and margins by comparing actual results with historical forecasts; and
•Testing management’s internal controls over the impairment test and related inputs.
/s/ Deloitte LLP
London
United Kingdom
6 March 2026
We have served as bp’s auditor since 2018.

154	bp Annual Report and Form 20-F 2025
Report of Independent Registered Public Accounting Firm
To the shareholders and board of directors of BP p.l.c.
Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of BP p.l.c. and its subsidiaries (the group) as of 31 December 2025, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission (COSO). In our opinion, the group maintained, in all material respects, effective internal control over financial reporting as of
31 December 2025, based on the criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the
consolidated financial statements as at and for the year ended 31 December 2025, of the group and our report dated 6 March 2026 expressed an unqualified opinion on those financial statements.
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
/s/ Deloitte LLP
London, United Kingdom
6 March 2026

bp Annual Report and Form 20-F 2025	155

Financial statements
Group income statement

For the year ended 31 December				$ million
	Note	2025	2024	2023
Sales and other operating revenues	6	189,335	189,185	210,130
Earnings from joint ventures – after interest and tax	16	(300)	909	67
Earnings from associates – after interest and tax	17	918	1,084	831
Interest and other income	7	1,609	2,773	1,635
Gains on sale of businesses and fixed assets	4	987	678	369
Total revenues and other income		192,549	194,629	213,032
Purchases	19	110,640	113,941	119,307
Production and manufacturing expenses		25,646	26,584	25,044
Production and similar taxes	5	1,698	1,799	1,779
Depreciation, depletion and amortization	5	17,822	16,622	15,928
Net impairment and losses on sale of businesses and fixed assets	4	6,037	6,995	5,857
Exploration expense	8	570	974	997
Distribution and administration expenses		17,494	16,417	16,772
Profit (loss) before interest and taxation		12,642	11,297	27,348
Finance costs	7	5,106	4,683	3,840
Net finance (income) expense relating to pensions and other post-employment benefits	24	(210)	(168)	(241)
Profit (loss) before taxation		7,746	6,782	23,749
Taxation	9	6,451	5,553	7,869
Profit (loss) for the year		1,295	1,229	15,880
Attributable to
bp shareholders		55	381	15,239
Non-controlling interests		1,240	848	641
		1,295	1,229	15,880
Earnings per share
Profit (loss) for the year attributable to bp shareholders
Per ordinary share (cents)
Basic	11	0.35	2.38	87.78
Diluted	11	0.34	2.32	85.85
Per ADS (dollars)
Basic	11	0.02	0.14	5.27
Diluted	11	0.02	0.14	5.15

156	bp Annual Report and Form 20-F 2025
Group statement of comprehensive income

For the year ended 31 December				$ million
	Note	2025	2024	2023
Profit (loss) for the year		1,295	1,229	15,880
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences[a]		1,863	(1,292)	585
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets[a]		41	1,004	(2)
Cash flow hedges marked to market	30	287	155	1,065
Cash flow hedges reclassified to the income statement	30	(127)	(686)	(428)
Costs of hedging marked to market	30	27	(2)	(67)
Costs of hedging reclassified to the income statement	30	34	(2)	(11)
Share of items relating to equity-accounted entities, net of tax	16, 17	(4)	(12)	(192)
Income tax relating to items that may be reclassified	9	(22)	48	(10)
		2,099	(787)	940
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	24	(221)	(360)	(2,262)
Remeasurements of equity investments		(6)	(47)	51
Cash flow hedges that will subsequently be transferred to the balance sheet	30	5	(1)	15
Income tax relating to items that will not be reclassified[a]	9	55	734	745
		(167)	326	(1,451)
Other comprehensive income		1,932	(461)	(511)
Total comprehensive income		3,227	768	15,369
Attributable to
bp shareholders		1,872	7	14,702
Non-controlling interests		1,355	761	667
		3,227	768	15,369
aSee Note 32 for further information.

bp Annual Report and Form 20-F 2025	157

Financial statements
Group statement of changes in equitya

									$ million
	Share capital and capital reserves	Treasury shares	Foreign currency translation reserve	Fair value reserves	Profit and loss account	bp shareholders' equity	Non-controlling interests		Total equity
							Hybrid bonds	Other interest
At 1 January 2025	48,229	(9,030)	(2,196)	(288)	22,531	59,246	16,649	2,423	78,318
Profit for the year	—	—	—	—	55	55	799	441	1,295
Other comprehensive income	—	—	1,804	183	(170)	1,817	—	115	1,932
Total comprehensive income	—	—	1,804	183	(115)	1,872	799	556	3,227
Dividends[b]	—	—	—	—	(5,087)	(5,087)	—	(524)	(5,611)
Cash flow hedges transferred to the balance sheet, net of tax	—	—	—	(6)	—	(6)	—	—	(6)
Repurchase of ordinary share capital	—	(3,558)	—	—	(454)	(4,012)	—	—	(4,012)
Share-based payments, net of tax	35	3,917	—	—	(2,840)	1,112	—	—	1,112
Share of equity-accounted entities’ changes in equity, net of tax	—	—	—	—	1	1	—	—	1
Issue of perpetual hybrid bonds	—	—	—	—	—	—	500	—	500
Redemption of perpetual hybrid bonds, net of tax	—	—	—	—	—	—	(1,200)	—	(1,200)
Payments on perpetual hybrid bonds	—	—	(9)	—	—	(9)	(793)	—	(802)
Transactions involving non-controlling interests, net of tax	—	—	—	—	(65)	(65)	—	2,538	2,473
At 31 December 2025	48,264	(8,671)	(401)	(111)	13,971	53,052	15,955	4,993	74,000

At 1 January 2024	48,013	(11,323)	(1,920)	174	35,339	70,283	13,566	1,644	85,493
Profit for the year	—	—	—	—	381	381	641	207	1,229
Other comprehensive income	—	—	(276)	(452)	354	(374)	—	(87)	(461)
Total comprehensive income	—	—	(276)	(452)	735	7	641	120	768
Dividends[b]	—	—	—	—	(5,018)	(5,018)	—	(375)	(5,393)
Cash flow hedges transferred to the balance sheet, net of tax	—	—	—	(10)	—	(10)	—	—	(10)
Repurchase of ordinary share capital	—	—	—	—	(7,302)	(7,302)	—	—	(7,302)
Share-based payments, net of tax	216	2,293	—	—	(1,426)	1,083	—	—	1,083
Issue of perpetual hybrid bonds	—	—	—	—	(22)	(22)	4,352	—	4,330
Redemption of perpetual hybrid bonds, net of tax	—	—	—	—	9	9	(1,300)	—	(1,291)
Payments on perpetual hybrid bonds	—	—	—	—	—	—	(610)	—	(610)
Transactions involving non-controlling interests, net of tax	—	—	—	—	216	216	—	1,034	1,250
At 31 December 2024	48,229	(9,030)	(2,196)	(288)	22,531	59,246	16,649	2,423	78,318

At 1 January 2023	47,873	(12,153)	(2,643)	(256)	34,732	67,553	13,390	2,047	82,990
Profit for the year	—	—	—	—	15,239	15,239	586	55	15,880
Other comprehensive income	—	—	728	431	(1,696)	(537)	—	26	(511)
Total comprehensive income	—	—	728	431	13,543	14,702	586	81	15,369
Dividends[b]	—	—	—	—	(4,831)	(4,831)	—	(403)	(5,234)
Cash flow hedges transferred to the balance sheet, net of tax	—	—	—	(1)	—	(1)	—	—	(1)
Repurchase of ordinary share capital	—	—	—	—	(8,167)	(8,167)	—	—	(8,167)
Share-based payments, net of tax	140	830	—	—	(301)	669	—	—	669
Share of equity-accounted entities’ changes in equity, net of tax	—	—	—	—	1	1	—	—	1
Issue of perpetual hybrid bonds	—	—	—	—	(1)	(1)	176	—	175
Payments on perpetual hybrid bonds	—	—	(5)	—	—	(5)	(586)	—	(591)
Transactions involving non-controlling interests, net of tax	—	—	—	—	363	363	—	(81)	282
At 31 December 2023	48,013	(11,323)	(1,920)	174	35,339	70,283	13,566	1,644	85,493
aSee Note 32 for further information.
bSee Note 10 for further information.

158	bp Annual Report and Form 20-F 2025
Group balance sheet

At 31 December			$ million
	Note	2025	2024
Non-current assets
Property, plant and equipment	12	98,633	100,238
Goodwill	14	10,300	14,888
Intangible assets	15	8,197	9,646
Investments in joint ventures	16	13,400	12,291
Investments in associates	17	7,325	7,741
Other investments	18	857	1,292
Fixed assets		138,712	146,096
Loans		1,991	1,961
Trade and other receivables	20	2,376	1,815
Derivative financial instruments	30	20,957	16,114
Prepayments		608	548
Deferred tax assets	9	4,325	5,403
Defined benefit pension plan surpluses	24	7,771	7,457
		176,740	179,394
Current assets
Loans		457	223
Inventories	19	22,499	23,232
Trade and other receivables	20	26,014	27,127
Derivative financial instruments	30	5,180	5,112
Prepayments		3,422	2,594
Current tax receivable		1,153	1,096
Other investments	18	158	165
Cash and cash equivalents	25	36,556	39,204
		95,439	98,753
Assets classified as held for sale	2	6,347	4,081
		101,786	102,834
Total assets		278,526	282,228
Current liabilities
Trade and other payables	22	56,843	58,411
Derivative financial instruments	30	4,413	4,347
Accruals		5,572	6,071
Lease liabilities	28	2,832	2,660
Finance debt	26	3,356	4,474
Current tax payable		1,262	1,573
Provisions	23	4,709	3,600
		78,987	81,136
Liabilities directly associated with assets classified as held for sale	2	1,594	1,105
		80,581	82,241
Non-current liabilities
Other payables	22	7,975	9,409
Derivative financial instruments	30	19,667	18,532
Accruals		1,834	1,326
Lease liabilities	28	11,739	9,340
Finance debt	26	54,602	55,073
Deferred tax liabilities	9	7,642	8,428
Provisions	23	15,670	14,688
Defined benefit pension plan and other post-employment benefit plan deficits	24	4,816	4,873
		123,945	121,669
Total liabilities		204,526	203,910
Net assets		74,000	78,318
Equity
bp shareholders’ equity	32	53,052	59,246
Non-controlling interests	32	20,948	19,072
Total equity	32	74,000	78,318
Albert Manifold Chair
Carol Howle Interim Chief executive officer
6 March 2026

bp Annual Report and Form 20-F 2025	159

Financial statements
Group cash flow statement

For the year ended 31 December				$ million
	Note	2025	2024	2023
Operating activities
Profit (loss) before taxation		7,746	6,782	23,749
Adjustments to reconcile profit before taxation to net cash provided by operating activities
Exploration expenditure written off	8	343	767	746
Depreciation, depletion and amortization	5	17,822	16,622	15,928
Impairment and (gain) loss on sale of businesses and fixed assets	4	5,050	6,317	5,488
Earnings from joint ventures and associates		(618)	(1,993)	(898)
Dividends received from joint ventures and associates		2,111	2,023	2,092
Remeasurement of joint ventures	3	—	(917)	—
Interest receivable		(1,352)	(1,512)	(1,265)
Interest received		1,223	1,450	1,119
Finance costs	7	5,106	4,683	3,840
Interest paid		(3,538)	(2,811)	(2,950)
Net finance expense relating to pensions and other post-employment benefits	24	(210)	(168)	(241)
Share-based payments		1,077	1,174	616
Net operating charge for pensions and other post-employment benefits, less contributions and benefit payments for unfunded plans	24	(152)	(182)	(193)
Net charge for provisions, less payments		1,294	(152)	(2,481)
(Increase) decrease in inventories		1,622	808	5,634
(Increase) decrease in other current and non-current assets		(4,286)	3,355	4,620
Increase (decrease) in other current and non-current liabilities		(2,156)	(188)	(13,592)
Income taxes paid		(6,589)	(8,761)	(10,173)
Net cash provided by operating activities		24,493	27,297	32,039
Investing activities
Expenditure on property, plant and equipment, intangible and other assets		(13,221)	(15,297)	(14,285)
Acquisitions, net of cash acquired	3	(935)	53	(799)
Investment in joint ventures		(267)	(850)	(1,039)
Investment in associates		(110)	(143)	(130)
Total cash capital expenditure		(14,533)	(16,237)	(16,253)
Proceeds from disposals of fixed assets	4	1,142	328	133
Proceeds from disposals of businesses, net of cash disposed	4	1,714	2,578	1,193
Proceeds from loan repayments		173	81	55
Net cash used in investing activities		(11,504)	(13,250)	(14,872)
Financing activities
Repurchase of shares		(4,486)	(7,127)	(7,918)
Lease liability payments		(3,091)	(2,833)	(2,560)
Proceeds from long-term financing		2,724	10,656	7,568
Repayments of long-term financing		(5,695)	(2,970)	(3,902)
Net increase (decrease) in short-term debt		(343)	(2,966)	(861)
Issue of perpetual hybrid bonds		500	4,330	175
Redemption of perpetual hybrid bonds	32	(1,200)	(1,288)	—
Payments relating to perpetual hybrid bonds		(1,196)	(1,053)	(1,008)
Payments relating to transactions involving non-controlling interests (other)		(2)	(21)	(187)
Receipts relating to transactions involving non-controlling interests (other)		2,474	1,353	546
Dividends paid
bp shareholders	10	(5,059)	(5,003)	(4,809)
Non-controlling interests		(506)	(375)	(403)
Net cash provided by (used in) financing activities		(15,880)	(7,297)	(13,359)
Currency translation differences relating to cash and cash equivalents		246	(511)	27
Increase (decrease) in cash and cash equivalents		(2,645)	6,239	3,835
Cash and cash equivalents at beginning of year		39,269	33,030	29,195
Cash and cash equivalents at end of year[a]		36,624	39,269	33,030
a 2025 and 2024 include cash and cash equivalents classified as assets held for sale in the group balance sheet. See Note 2 for further information.

160	bp Annual Report and Form 20-F 2025
Notes on financial statements
1. Material accounting policy information, significant judgements, estimates and assumptions
Authorization of financial statements and statement of compliance with International Financial Reporting Standards
The consolidated financial statements of BP p.l.c and its subsidiaries (collectively referred to as bp or the group) were approved and signed by the interim chief executive officer and chairman on 6 March 2026 having been duly authorized to do so by the board of directors. BP p.l.c. is a public limited company incorporated and domiciled in England and Wales. The consolidated financial statements have been prepared in accordance with
IFRS Accounting Standards® (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the UK, and European
Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the UK and EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. The material accounting policy information and accounting judgements, estimates and assumptions of the group are set out below.
Basis of preparation
The consolidated financial statements have been prepared on a going concern basis and in accordance with IFRSs and IFRS Interpretations
Committee (IFRIC) interpretations issued and effective for the year ended 31 December 2025. The accounting policies that follow have been consistently applied to all years presented, except where otherwise indicated.
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
The areas requiring the most significant judgement and estimation in the preparation of the consolidated financial statements are: accounting for the investments in Rosneft and Aker BP; exploration and appraisal intangible assets; the recoverability of asset carrying values, including the estimation of reserves; supplier financing arrangements; derivative financial instruments; provisions and contingencies; pensions and other post-
employment benefits; and taxation. Judgements and estimates, not all of which are significant, made in assessing the impact of the current economic and geopolitical environment, and climate change and the transition to a lower carbon economy on the consolidated financial statements are also set out in boxed text below. Where an estimate has a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year this is specifically noted within the boxed text.

Judgements and estimates made in assessing the impact of climate change and the transition to a lower carbon economy
Climate change and the transition to a lower carbon economy were considered in preparing the consolidated financial statements. These may have significant impacts on the currently reported amounts of the group’s assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future. The group’s assumptions for investment appraisal form part of an investment decision-making framework for currently unsanctioned future capital expenditure on property, plant and equipment, and intangibles including exploration and appraisal assets, that is designed to support the effective and resilient implementation of bp’s strategy. The price assumptions used for investment appraisal include oil and gas price assumptions, which are producer prices and are therefore net of any future carbon prices that the purchaser may be required to pay, and an assumption of a single carbon emissions cost imposed on the producer in respect of operational greenhouse gas (GHG) emissions (carbon dioxide and methane) in order to incentivize engineering solutions to mitigate GHG emissions on projects. The group's oil and gas price assumptions for value-in-use impairment testing are aligned with those investment appraisal assumptions.
The assumptions for future carbon emissions costs in value-in-use impairment testing differ from the investment appraisal assumptions and are described below.
Management has also not identified any off-balance sheet commodity purchase obligations to be onerous contracts as result of the transition to a lower carbon economy at 31 December 2025.

Impairment of property, plant and equipment and goodwill
The energy transition is likely to impact the future prices of commodities such as oil and natural gas which in turn may affect the recoverable amount of property, plant and equipment and goodwill in the oil and gas industry. Management’s best estimate of oil and natural gas price assumptions for value-in-use impairment testing were revised during 2025. The revised price assumptions have been rebased in real 2024 terms.
Brent oil prices in real 2024 terms were reduced in the short-term reflecting greater crude supply. Medium to long term prices steadily decline to a higher price of $60 per barrel in 2050 continuing to reflect the assumption that the energy system decarbonises but at a slower rate. The price assumptions for Henry Hub gas price have been reduced in the short term, reflecting higher supply in the market. Prices then steadily increase in the medium term, as supply and demand rebalance before remaining steady at $4.50 per mmBtu up to 2050. The revised assumptions for Brent oil and Henry Hub gas sit within the range of external scenarios considered by management and are in line with a range of transition paths, as collated into the Transition Scenario Catalogue we use in our TCFD assessment, that are considered by source data providers (such as IEA, UN PRI
IPR and NGFS) to be consistent with holding the increase in the global average temperature to well below 2°C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels.

bp Annual Report and Form 20-F 2025	161

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

Where we consider that the outcome of a value-in-use impairment test could be significantly affected by a carbon price in place in any jurisdiction, this is incorporated into the value-in use impairment testing cash flows. The most significant instances where a carbon price has been incorporated in the 2025 value-in-use impairment tests is for the UK North Sea. The assumptions for UK North Sea were £65/tCO2e in 2026 gradually increasing to £243/tCO2e in 2050.
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

Exploration and appraisal intangible assets
The energy transition may affect the future development or viability of exploration prospects. The recoverability of the group's exploration and appraisal intangible assets was considered during 2025. No significant write-offs were identified. These assets will continue to be assessed as the energy transition progresses. See significant judgement: exploration and appraisal intangible assets and Note 8 for further information.

Property, plant and equipment – depreciation and expected useful lives
The energy transition may curtail the expected useful lives of oil and gas industry assets thereby accelerating depreciation charges. However, a significant majority of bp’s existing upstream oil and natural gas properties are likely to have immaterial carrying values within the next 12 years and, as outlined in bp's strategy, oil and natural gas production will remain an important part of bp’s business activities over that period. The significant majority of refining assets, recognized on the group’s balance sheet at 31 December 2025 that are subject to depreciation, will be depreciated within the next 11 years; demand for refined products is expected to remain sufficient to support the remaining useful lives of existing assets. Therefore, management does not expect the useful lives of bp’s reported property, plant and equipment to change and do not consider this to be a significant accounting judgement or estimate. Significant capital expenditure is still required for ongoing projects as well as renewal and/or replacement of aged assets and therefore the useful lives of future capital expenditure may be different. See material accounting policy:
property, plant and equipment for more information.

162	bp Annual Report and Form 20-F 2025
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
Decommissioning cost estimates are based on the known regulatory and external environment. These cost estimates may change in the future, including as a result of the transition to a lower carbon economy. For refineries, decommissioning provisions are generally not recognized as the associated obligations have indeterminate settlement dates, typically driven by the cessation of manufacturing. Management does not expect manufacturing to cease at refineries within a determinate period of time, as existing property, plant and equipment is expected to be renewed or replaced. Management will continue to review facts and circumstances, including where cessation of manufacturing decisions have been made, to assess if decommissioning provisions need to be recognized. Decommissioning provisions relating to refineries at 31 December 2025 are not material. See significant judgements and estimates: provisions for further information.

Judgements and estimates made in assessing the impact of the geopolitical and economic environment
In preparing the consolidated financial statements, the following areas involving judgement and estimates were identified as most relevant with regards to the impact of the current geopolitical and economic environment.

Oil and gas price assumptions
Oil and gas price assumptions applied in value-in-use impairment testing have been updated (as noted above) including for inflation and have been rebased in real 2024 terms. See significant judgements and estimates: recoverability of asset carrying values for further information.

Discount rate assumptions
The discount rates used for impairment testing and provisions were reassessed during the year in light of changing economic and geopolitical outlooks. The impact on the nominal discount rate applied to provisions was determined not to be significant and so the rate remained unchanged from 2024. The post-tax impairment discount rate remained consistent with 2024 as did the risk premium applied to the majority of countries classified as higher-risk. See significant judgements and estimates: recoverability of asset carrying values and provisions for further information.

Pensions and other post-employment benefits
Volatility in financial markets impact assumptions used for determining the fair value of plan assets and the present value of defined benefit obligations in the group’s defined benefit pension plans. See significant estimate: pensions and other post-employment benefits and Note 24 for further information.

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
Non-controlling interests represent the equity in subsidiaries that is not attributable, directly or indirectly, to bp shareholders. Included within non-
controlling interests are perpetual subordinated hybrid bonds issued by subsidiaries and for which the group has the unconditional right to avoid transferring cash or another financial asset to the holders. Profit or loss attributable to bp shareholders is adjusted to reflect the coupon/interest related to these hybrid bonds whether or not such distribution has been deferred.
Also, included within non-controlling interests are perpetual subordinated hybrid securities and certain equity instruments with preferred distribution rights issued by group subsidiaries.
Non-controlling interests are present ownership interests and entitle the holders to a share of the entity’s net assets in the event of liquidation and are initially measured at either:
(a) fair value; or
(b) the present ownership instruments’ proportionate share in the recognized amounts of the subsidiary’s’ identifiable net assets.
The group enters certain arrangements with non-controlling Interest holders that have a complex equity structure with several classes of equity shares or are subject to other contractual arrangements. These arrangements specify different entitlements to net profit allocations, equity and liquidation preferences that differ from an ownership interest share of the entity’s net assets. The group, for certain arrangements, also holds a discretionary option to redeem the equity shares held by non-controlling interest shareholders, which becomes exercisable upon the occurrence of a specified event or after a defined period. In such cases, the non-controlling Interest balance within equity is initially measured at fair value and the non-controlling interest profit or loss allocation in line with the holders’ economic entitlement. The non-controlling interest balance within equity is not subsequently remeasured to fair value or redemption value but is adjusted for the profit or loss allocation, dividends and other transactions with non-controlling interest holders.

bp Annual Report and Form 20-F 2025	163

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
bp owned 15.9% of the voting shares at 31 December 2025. bp’s senior vice president North Sea, Doris Reiter, was appointed a member of the Aker
BP board during 2024. bp’s other nominated director, group chief financial officer, Kate Thomson, has been a member of the Aker BP board since formation of that company in 2016. She is also a member of the Aker BP board’s Audit and Risk Committee. bp also holds the voting rights at general meetings of shareholders conferred by its stake in Aker BP. bp's management considers, therefore, that the group continues to have significant influence at 31 December 2025.

Significant judgements and estimate: investment in Rosneft
Since the first quarter 2022, bp accounts for its interest in Rosneft and its other businesses with Rosneft within Russia, as financial assets measured at fair value within ‘Other investments’. bp is not able to sell its Rosneft shares on the Moscow Stock Exchange and is unable to ascribe probabilities to possible outcomes of any exit process. It is considered by management that any measure of fair value, other than nil, would be subject to such high measurement uncertainty, considering the sanctions and restrictions implemented by Russia on Russian assets held by foreign investors, that no estimate would provide useful information even if it were accompanied by a description of the estimate made in producing it and an explanation of the uncertainties that affect the estimate. Accordingly, it is not currently possible to estimate any carrying value other than zero when determining the measurement of the interest in Rosneft and the other businesses with Rosneft within Russia as at 31
December 2025. Events or outcomes within the next financial year, that are different to those outlined above, could materially change the fair value of the investment.
Russia has imposed restrictions on the payments of dividends to certain foreign shareholders, including those based in the UK, requiring such dividends to be paid in roubles into restricted bank accounts and a requirement for approval of the Russian government for transfers from any such bank accounts out of Russia. Given the restrictions applicable to such accounts, management has made the significant judgement that the criteria for recognizing any dividend income from Rosneft and its other businesses with Rosneft within Russia, for the years to 31 December 2023,
31 December 2024 and 31 December 2025 have not been met.

164	bp Annual Report and Form 20-F 2025
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
During the first quarter 2025, the Archaea Energy business was moved from the customers & products segment to the gas & low carbon energy segment. The change in segmentation is consistent with a change in the way that resources are allocated, and performance is assessed by the chief operating decision maker, who for bp is the group chief executive.
Comparative information for 2024 has been restated where material to reflect the changes in reportable segments. For further information see
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
the plan will be made or that the plan will be withdrawn.
Property, plant and equipment and intangible assets are not depreciated or amortized, and equity accounting of associates and joint ventures is ceased once classified as held for sale.

bp Annual Report and Form 20-F 2025	165

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
The carrying amount of capitalized costs are included in Note 8.

166	bp Annual Report and Form 20-F 2025
1. Material accounting policy information, significant judgements, estimates and assumptions – continued
Property, plant and equipment
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
or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period in which the item is derecognized.

bp Annual Report and Form 20-F 2025	167

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
The estimates for assumptions made in impairment tests in 2025 relating to discount rates and oil and gas properties are discussed below.
Changes in the economic environment including as a result of the energy transition or other facts and circumstances may necessitate revisions to these assumptions and could result in a material change to the carrying values of the group's assets within the next financial year.

168	bp Annual Report and Form 20-F 2025
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
The discount rates applied in impairment tests are reassessed each year and, in 2025, the post-tax discount rate was 8% (2024 8%) other than for renewable power assets. Where the CGU is located in a country that was judged to be higher risk, an additional premium of 1% to 3% was reflected in the post-tax discount rate (2024 1% to 3%). The judgement of classifying a country as higher risk and the applicable premium takes into account various economic and geopolitical factors. The pre-tax discount rate, other than for renewable power assets, typically ranged from 9% to 18%
(2024 9% to 20%) depending on the risk premium and applicable tax rate in the geographic location of the CGU. For renewable power assets tested on a value-in-use basis, primarily the CGUs for which goodwill was allocated following the Lightsource bp acquisition, a WACC-based post-
tax discount rate of 7% was used. For renewable power assets tested on a fair-value basis, primarily offshore wind assets (including those in equity accounted entities), a post-tax cost of equity-based discount rate range of 8.75% to 9.5% (2024 8.75% to 9.5%) was used.

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
In 2025, the group identified oil and gas properties in these segments with carrying amounts totalling $20,341 million (2024 $17,853 million) where the headroom, based on the most recent impairment test performed in the year on those assets, was less than or equal to 20% of the carrying value. A change in the discount rate, reserves, resources or the oil and gas price assumptions in the next financial year may result in a recoverable amount of one or more of these assets above or below the current carrying amount and therefore there is a risk of impairment reversals or charges in that period. Management considers that reasonably possible changes in the discount rate or forecast revenue, arising from a change in oil and natural gas prices and/or production could result in a material change in their carrying amounts within the next financial year, see
Sensitivity analyses, below.
The recoverability of intangible exploration and appraisal expenditure is covered under Oil and natural gas exploration, appraisal and development expenditure above.

Oil and natural gas prices
The price assumptions used for value-in-use impairment testing are based on those used for investment appraisal. bp’s carbon emissions cost assumptions and their interrelationship with oil and gas prices are described in 'Judgements and estimates made in assessing the impact of climate change and the transition to a lower carbon economy' on page 160. The investment appraisal price assumptions were recommended by the senior vice president economic & energy insights after considering a range of external price sets, and supply and demand profiles associated with various energy transition scenarios. They were reviewed and approved by management. As a result of the current uncertainty over the pace of transition to lower-carbon supply and demand and the social, political and environmental actions that will be taken to meet the goals of the
Paris climate change agreement, the scenarios considered include those where those goals are met as well as those where they are not met.
During the year, bp's price assumptions applied in value-in-use impairment testing were revised. The revised price assumptions have been rebased in real 2024 terms. Brent oil prices in real 2024 terms were reduced to $70 per barrel. Medium to long term prices steadily decline to a higher price of $60 per barrel by 2050 continuing to reflect the assumption that the energy system decarbonizes but at a slower rate. The price assumptions for the Henry Hub price have been reduced in the near term, reflecting higher supply in the market. Prices then steadily increase in the medium term, as supply and demand remain steady at $4.50 per mmBtu up to 2050. These price assumptions are derived from the central case investment appraisal assumptions. A summary of the group’s revised price assumptions for Brent oil and Henry Hub gas, applied in 2025 and
2024, in real 2024 terms, is provided below. The assumptions represent management’s best estimate of future prices at the balance sheet date, which sit within the range of external scenarios considered as appropriate for the purpose. They are considered by bp to be in line with a range of transition paths, as collated into the Transition Scenario Catalogue we use in our TCFD assessment, that are considered by source data providers
(such as IEA, UN PRI IPR and NGFS) to be consistent with holding the increase in the global average temperature to well below 2°C above pre-
industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels. However, they do not correspond to any specific Paris-consistent scenario. An inflation rate of 2.0% - 3.0% (2024 2.0%-2.5%) is applied to determine the price assumptions in nominal terms.

The majority of bp’s reserves and resources that support the carrying value of the group’s existing oil and gas properties are expected to be produced over the next 12 years.
The recoverability of deferred tax assets is also affected by the group’s oil and natural gas price assumptions as these could impact the estimate of future taxable profits. See Note 9 for further information.

2025 price assumptions	2026	2030	2040	2050
Brent oil ($/bbl)	70	70	67	60
Henry Hub gas ($/mmBtu)	3.80	4.10	4.50	4.50

2024 price assumptions	2025	2030	2040	2050
Brent oil ($/bbl)	71	71	64	50
Henry Hub gas ($/mmBtu)	4.07	4.04	4.04	4.04

bp Annual Report and Form 20-F 2025	169

Financial statements
1. Material accounting policy information, significant judgements, estimates and assumptions – continued

Global oil production increased by 3mmb/d (3%) in 2025, with non-OPEC+ countries contributing nearly 60% of the growth. Global oil demand grew by only 0.8% in 2025, almost entirely accounted for by non-OECD countries, following sharp fall in oil demand from Brazil, India and China.
The global supply/demand imbalance of around 2.2mmb/d weighed on prices, with Dated Brent down by nearly $12 per barrel. While geopolitical risk (e.g., tariffs, sanctions) may support prices in the short-term, bp's long-term assumption for oil prices is lower than the 2025 average as oil demand is likely to fall such that the price levels needed to encourage sufficient investment to meet global oil demand will also be lower.
The US Henry Hub (HH) spot price averaged $3.5 per mmBtu in 2025, up from $2.2 per mmBtu in 2024 and the highest level since 2022, driven by increased LNG export demand and a colder-than-normal start to the year. Higher gas prices supported a recovery in drilling activity in non-
associated (dry) shale plays which, combined with well productivity gains, increasing gas-to-oil ratios in the Permian, and increased pipeline connectivity, meant that US dry gas production grew by 4% year on year and reached record high levels.The level of US gas prices in 2025 was below bp’s long term price assumption based on the judgment of the price level required to incentivize new production.

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
Net revenue reductions of this magnitude in isolation could indicatively lead to a reduction in the carrying amount of bp’s currently held upstream oil and gas properties in the range of $20-21 billion which is approximately 34% of the associated net book value of property, plant and equipment as at 31 December 2025. If this net revenue reduction was due to reductions in prices in isolation, it reflects an indicative decrease in the carrying amount of using price assumptions for Brent oil trending broadly towards the bottom of the range of prices associated with the 'family' of scenarios in our Transition Scenario Catalogue considered, by source data providers, to be consistent with limiting global average temperature to
1.5°C above pre-industrial levels. This Catalogue of scenarios is also used in bp's TCFD resilience scenario analysis.
Net revenue increases of this magnitude in isolation could indicatively lead to an increase in the carrying amount of bp’s currently held upstream oil and gas properties in the range of $1-2 billion which is approximately 2-3% of the associated net book value of property, plant and equipment as at 31 December 2025. This potential increase in the carrying amount would arise due to reversals of previously recognized impairments and represents approximately 15% of the total impairment reversal capacity available at 31 December 2025. If this net revenue increase was due to increases in prices in isolation, it reflects an indicative increase in the carrying amount of using price assumptions for Brent oil trending broadly aligned with the top end until the mid-2040s, and then towards the mean average at 2050, of the range of prices associated with the Transition
Scenario Catalogue of scenarios (which included the IEA’s World Energy Outlook Net Zero Emissions by 2050 (NZE) scenario) considered by IEA to be consistent with limiting global average temperature to 1.5°C above pre-industrial levels.

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
Management also tested the impact of a one percentage point change in the discount rate used for value-in-use impairment testing of upstream oil and gas properties. This level of change reflects past experience of a reasonable change in rate that could arise within the next financial year. If the discount rate was one percentage point higher across all tests performed, the net impairment loss recognized in 2025 would have been approximately $0.2 billion higher. If the discount rate was one percentage point lower, the net impairment loss recognized would have been approximately $0.5 billion lower.

170	bp Annual Report and Form 20-F 2025
1. Material accounting policy information, significant judgements, estimates and assumptions – continued

Management considers discount rate, renewable natural gas prices, and the level of capital expenditure and its consequential impact on production volumes to be the key sources of estimation uncertainty in determining the recoverable amount of the group’s renewable natural gas assets owned by Archaea Energy.
A change in revenue from renewable natural gas assets could arise either due to changes in renewable natural gas prices, changes in renewable natural gas production, principally as a result of changes in capital invested, or a combination of both.
Management tested the impact of changes in net revenue cash flows on its value-in-use impairment testing. It is estimated that a reduction in revenue across all Archaea Energy assets of 10% would have resulted in an additional impairment charge of $0.5 billion. It is estimated that an increase in revenue of 10% would have resulted in a reduction to the impairment charge of $0.8 billion.
These sensitivity analyses do not, however, represent management’s best estimate of any impairment charges or reversals that might be recognized as they do not fully incorporate consequential changes that may arise, such as changes in capital and operating costs, business plans and phasing of development. The above sensitivity analyses therefore do not reflect a linear relationship between net revenue and value that can be extrapolated. The interdependency of these inputs and factors limits the practicability of estimating the probability or extent to which the overall recoverable amount is impacted by changes to the price assumptions or production volumes.
It is estimated that an increase to the discount rate of 1% would have resulted in an additional impairment charge to Archaea Energy assets of
$0.3 billion. It is estimated that a decrease in the discount rate of 1% would have resulted in a reduction to the impairment charge of $0.4 billion.

Management considers discount rates and refining margins to be the key sources of estimation uncertainty in determining the recoverable amount of refinery assets. The sensitivity analysis below, in addition to covering the key sources of estimation uncertainty, also indicates how the energy transition and/or reduced demand for refined products may further impact forecast cash inflows to a greater extent than currently anticipated in the group’s value-in-use estimates for refinery CGUs.
Management tested the impact of a $1 per barrel decrease in each refinery’s future margin assumption in all years of the value-in-use estimate. A reduction of this magnitude in isolation could indicatively lead to a reduction in the carrying amount of bp’s currently held refining property, plant and equipment in the range of $1-2 billion.
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
Management also tested the impact of a one percentage point change in the discount rate used for value-in-use impairment testing of refinery assets. This level of change reflects past experience of a reasonable change in rate that could arise within the next financial year. If the discount rate was one percentage point higher across all tests performed, the net impairment loss recognized in 2025 would have been approximately
$0.5 billion higher. If the discount rate was one percentage point lower there would have been no impact on the net impairment loss recognized in
2025.

Goodwill
Irrespective of whether there is any indication of impairment, bp is required to test annually for impairment of goodwill acquired in business combinations. The group carries goodwill of $10.3 billion on its balance sheet (2024 $14.9 billion), principally relating to the Atlantic Richfield,
Devon Energy, Reliance transactions and its transition businesses. Of this, $7.1 billion relates to goodwill in the oil production & operations segment and to hydrocarbon CGUs within the gas & low carbon energy segment (2024 $7.2 billion), for which oil and gas price and production assumptions are key sources of estimation uncertainty. A further $0.9 billion relates to the transition businesses in the gas & low carbon energy segment (2024 $2.9 billion), for which project development revenues and margins, terminal value growth rate and discount rate are key sources of estimation uncertainty. Sensitivities and additional information relating to impairment testing of goodwill in these segments are provided in Note
14.

bp Annual Report and Form 20-F 2025	171

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
Agreements may include both lease and non-lease components. Payments for lease and non-lease components are allocated on a relative stand-
alone selling price basis except for leases of retail service stations where the group has elected not to separate non-lease payments from the calculation of the lease liability and right-of-use asset.
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
The group recognizes the full lease liability, rather than its working interest share, for leases entered into on behalf of a joint operation if the group has the primary responsibility for making the lease payments. This may be the case if for example bp, as operator of the joint operation, is the sole signatory to the lease agreement. In such cases, bp’s working interest share of the right-of-use asset is recognized if it is jointly controlled by the group and the other joint operators, and a receivable is recognized for the share of the asset transferred to the other joint operators. If bp is a non-
operator, a payable to the operator is recognized if they have the primary responsibility for making the lease payments and bp has joint control over the right-of-use asset, otherwise no balances are recognized.

172	bp Annual Report and Form 20-F 2025
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
Equity instruments
Instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements. Instruments that cannot be settled in the group’s own equity instruments and that include no contractual obligation to deliver cash or another financial asset or to exchange financial assets or financial liabilities with another entity that are potentially unfavourable are classified as equity.

bp Annual Report and Form 20-F 2025	173

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

174	bp Annual Report and Form 20-F 2025
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
For more information, including the carrying amounts of level 3 derivatives, see Note 30.
0

bp Annual Report and Form 20-F 2025	175

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
If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. Where discounting is used, the increase in the provision due to the passage of time is recognized within finance costs. Provisions are discounted using a nominal discount rate of 4.5% (2024 4.5%).
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
Emissions
Liabilities for emissions are recognized when the cumulative volumes of gases emitted by the group at the end of the reporting period exceed the allowances granted free of charge held for own use or a set baseline for emissions. The provision is measured at the best estimate of the expenditure required to settle the present obligation at the balance sheet date. It is based on the excess of actual emissions over the free allowances held or set baseline in tonnes (or other appropriate quantity) and is valued at the actual cost of any allowances that have been purchased and held for own use on a first-in-first-out (FIFO) basis, and, if insufficient allowances are held, for the remaining requirement on the basis of the spot market price of allowances at the balance sheet date. The majority of these provisions are typically settled within 12 months of the balance sheet date however certain schemes may have longer compliance periods. The cost of allowances purchased to cover a shortfall is recognized separately on the balance sheet as an intangible asset unless the emission allowances acquired or generated by the group are risk-
managed by the trading and shipping function, then they are recognized on the balance sheet as inventory.
Restructuring provisions
Restructuring provisions are recognized where a detailed formal plan exists, and a valid expectation of risk of redundancy has been made to those affected but where the specific outcomes remain uncertain. Where formal redundancy offers have been made, the obligations for those amounts are reported as payables and, if not, as provisions if unpaid at the year-end.

176	bp Annual Report and Form 20-F 2025
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
If oil and natural gas production facilities and pipelines are sold to third parties, judgement is required to assess whether the new owner will be unable to meet their decommissioning obligations, whether bp would then be responsible for decommissioning, and if so the extent of that responsibility. This typically requires assessment of the local legal requirements and the financial standing of the owner. If the standing deteriorates significantly, for example, bankruptcy of the owner, a provision may be required. The group has $0.6 billion of decommissioning provisions recognized as at 31 December 2025 (2024 $0.7 billion) for assets previously sold to third parties where the sale transferred the decommissioning obligation to the new owner. See Note 33 for further information.
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
The timing and amount of future expenditures relating to decommissioning and environmental liabilities are reviewed annually. The interest rate used in discounting the cash flows is reviewed quarterly. The nominal interest rate used to determine the balance sheet obligations at the end of
2025 was 4.5% (2024 4.5%), which was based on long-dated US government bonds interpolated to reflect the expected weighted average time to decommissioning. The weighted average period over which decommissioning and environmental costs are generally expected to be incurred is estimated to be approximately 16 years (2024 17 years) and 7 years (2024 7 years) respectively. Costs at future prices are typically determined by applying an inflation rate of 1.5% (2024 1.5%) to decommissioning costs and 2% (2024 2%) for all other provisions. A lower rate is typically applied to decommissioning as certain costs are expected to remain fixed at current or past prices.
The estimated phasing of undiscounted cash flows in real terms for upstream decommissioning is approximately $5.7 billion (2024 $5.5 billion)
within the next 10 years, $6.0 billion (2024 $6.2 billion) in 10 to 20 years and the remainder of approximately $7.0 billion (2024 $6.7 billion) after 20 years. The timing and amount of decommissioning cash flows are inherently uncertain and therefore the phasing is management’s current best estimate but may not be what will ultimately occur.
Further information about the group’s provisions is provided in Note 23. Changes in assumptions in relation to the group's provisions could result in a material change in their carrying amounts within the next financial year. A 1.0 percentage point increase in the nominal discount rate applied could decrease the group’s provision balances by approximately $1.4 billion (2024 $1.5 billion). The pre-tax impact on the group income statement would be a credit of approximately $0.3 billion (2024 $0.4 billion). This level of change reflects past experience of a reasonable change in rate that could arise within the next financial year.
The discounting impact on the group's decommissioning provisions for oil and gas properties in the oil productions & operations and gas & low carbon energy segments of a two-year change in the timing of expected future decommissioning expenditures is approximately $0.7 billion (2024
$0.3 billion). Management currently does not consider a change of greater than two years to be reasonably possible in the next financial year and therefore the timing of upstream decommissioning expenditure is not a key source of estimation uncertainty.
If all expected future decommissioning expenditures were 10% higher, then these decommissioning provisions would increase by approximately
$1.2 billion (2024 $1.2 billion) and a pre-tax charge of approximately $0.3 billion (2024 $0.4 billion) would be recognized. A one percentage point increase in the inflation rate applied to upstream decommissioning costs to determine the nominal cash flows could increase the decommissioning provision by approximately $1.8 billion (2024 $1.7 billion) with a pre-tax charge of approximately $0.4 billion (2024 $0.5 billion).
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

bp Annual Report and Form 20-F 2025	177

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

178	bp Annual Report and Form 20-F 2025
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
The group is subject to legislation which implements the OECD Pillar Two Model rules in the UK and many other countries around the world. The legislation is designed to ensure a minimum effective tax rate of 15% in each country in which the group operates. In the UK this includes an income inclusion rule and a domestic minimum tax. In line with the amendments to IAS 12, the exception from recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied.
In October 2024, the UK government announced changes (effective from 1 November 2024) to the Energy Profits Levy including a 3% increase in the rate taking the headline rate of tax on North Sea profits to 78%, an extension to the period of application of the Levy to 31 March 2030 and the removal of the Levy’s main investment allowance. The changes to the rate and to the investment allowance were substantively enacted in 2024. The extension of the Levy to 31 March 2030 was substantively enacted in 2025 resulting in a non-cash deferred tax charge of $539 million in the year.
On 11 July 2025, the German federal government substantively enacted a number of changes to its tax legislation, including a 5% reduction in the corporate income tax rate by 2032. The reduction in the tax rate will be phased in by means of a 1% reduction each year between 2028 and 2032 and resulted in a non-cash deferred tax charge of $235 million in the year.

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
•Receivables and payables are stated with the amount of customs duty or sales tax included.
The net amount of sales tax recoverable from, or payable to, the taxation authority is included within receivables or payables in the balance sheet.

bp Annual Report and Form 20-F 2025	179

Financial statements
1. Material accounting policy information, significant judgements, estimates and assumptions – continued
Own equity instruments – treasury shares
The group’s holdings in its own equity instruments are shown as deductions from shareholders’ equity. Treasury shares represent bp shares repurchased and available for specific and limited purposes. For accounting purposes, shares held in Employee Share Ownership Plans (ESOPs) to meet the future requirements of the employee share-based payment plans are treated in the same manner as treasury shares and are, therefore, included in the consolidated financial statements as treasury shares. The cost of treasury shares subsequently sold or reissued is calculated on a weighted-average basis. Consideration, if any, received for the sale of such shares is also recognized in equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of equity shares. Shares repurchased and immediately cancelled are not shown as treasury shares. Instead, the nominal amount is transferred to the capital redemption reserve and any difference to the purchase price is shown as a deduction from the profit and loss account reserve in the group statement of changes in equity.
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
Updates to material accounting policy information
Impact of new International Financial Reporting Standards
There are no new or other amended standards or interpretations adopted from 1 January 2025 onwards, that have a significant impact on the consolidated financial statements for 2025.

180	bp Annual Report and Form 20-F 2025
1. Material accounting policy information, significant judgements, estimates and assumptions – continued
Not yet adopted
Amendments to IFRS 9 ' Financial Instruments' relating to the settlement of liabilities through electronic payment systems are effective for annual periods beginning on or after 1 January 2026. bp will adopt the amendments in the financial reporting period commencing 1 January 2026 using the modified retrospective approach. The amendments clarify the timing of derecognition of financial instruments and whilst they permit financial liabilities to be derecognized before the settlement date if certain criteria are met, the group is not expected to make this election. Management has considered the amendments and does not anticipate any material effect on the Group’s financial position or results. The expected impact on transition is a $34 million increase to cash and cash equivalents.
IFRS 18 ‘Presentation and Disclosure in Financial Statements’ will supersede IAS 1 ‘Presentation of Financial Statements’ and is effective for annual periods beginning on or after 1 January 2027. IFRS 18 (and consequential amendments made to IAS 7 ‘Statement of Cash Flows’, IAS 8 ‘Accounting
Policies: Changes in Accounting Estimates and Errors’, IAS 33 ‘Earnings per share’ and IFRS 7 ‘Financial Instruments: Disclosures’) introduces several new requirements that are expected to impact the presentation and disclosure of the Group’s consolidated financial statements. These new requirements include:
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
•Enhanced guidance on the aggregation of information across all the primary financial statements and the notes.
The group’s evaluation of the effect of adopting IFRS 18 is ongoing but it is currently anticipated that IFRS 18 will have a significant impact on the presentation of the Group’s financial statements and related disclosures.

bp Annual Report and Form 20-F 2025	181

Financial statements
2. Non-current assets held for sale
The carrying amount of assets classified as held for sale at 31 December 2025 is $6,347 million (2024 $4,081 million), with associated liabilities of
$1,594 million (2024 $1,105 million).
gas & low carbon energy
On 24 October 2024, bp completed the acquisition of the remaining 50.03% of Lightsource bp. The acquisition included certain assets for which sales processes were in progress at the acquisition date. The carrying amount of assets classified as held for sale at 31 December 2025 is
$1,916 million (2024 $1,702 million), with associated liabilities of $1,254 million (2024 $1,050 million). The sale of the majority of these assets and liabilities completed in February 2026. Completions of the sales of the remaining assets and liabilities are expected to occur in 2026.
customers & products
On 24 December 2025, bp announced an agreement with Stonepeak to divest a 65% shareholding in the Castrol business with bp retaining a 35%
interest through a holding in a newly incorporated entity. Cash proceeds are estimated at $6 billion. The transaction is expected to complete by the end of 2026, subject to regulatory approvals. The carrying amount of assets classified as held for sale at 31 December 2025 is $4,431 million including $2,760 million of goodwill that arose on the acquisition of Castrol in 2000, with associated liabilities of $340 million. Net working capital, which at 31 December 2025 was approximately $1.2 billion, has not been classified as assets and associated liabilities held for sale. The working capital balances as at completion will be transferred to the buyer. At 31 December 2025, there are also associated cumulative foreign exchange losses within reserves of approximately $1.6 billion. Such reserves are expected to be recycled to the group income statement at completion. The shares to be held by Stonepeak are subject to preferred distributions, the effect of which is that bp does not expect to recognize income or dividends from the investment in the short to medium term.
Transactions that have been either classified as held for sale at 31 December 2024 or during 2025, but were completed by 31 December 2025, are described below.
gas & low carbon energy
On 9 December 2024, bp and JERA Co., Inc. agreed to combine their offshore wind businesses to form a new standalone, equally-owned joint venture – JERA Nex bp. On 1 August 2025, this transaction was completed. bp contributed its development projects in the UK, Germany and US into the joint venture. The related assets and liabilities of those projects, which had been classified as held for sale since the announcement of the transaction, were derecognized at completion.
On 16 September 2024, bp announced that it planned to sell its US onshore wind energy business, bp Wind Energy and on 18 July 2025 the sale of the business to LS Power was announced. bp Wind Energy has interests in ten operating onshore wind energy assets across seven US states. The transaction completed on 9 December 2025. The related assets and liabilities of those projects, previously classified as held for sale, were derecognized on that date.
oil production & operations
On 31 January 2025 bp and Devon Energy agreed to dissolve their Eagle Ford partnership and divide up the assets. The dissolution completed on 1
April 2025.
customers & products
On 9 July 2025, bp announced the sale of its Netherlands mobility & convenience and bp pulse businesses to Catom BV. The transaction includes bp’s Dutch retail sites, EV charging hubs and the associated fleet business. The sale completed on 1 December 2025.
The total assets and liabilities held for sale at 31 December 2025 and 2024, which are in the gas & low carbon energy and customers & products segments, are set out in the table below.

		$ million
	2025	2024
Property, plant and equipment	2,542	1,981
Goodwill	2,817	—
Intangible assets	165	333
Investments in associates	20	—
Investments in joint ventures	18	1,182
Other investments	65	—
Inventories	11	—
Cash	68	65
Trade and other receivables	292	520
Deferred tax assets	349	—
Assets classified as held for sale	6,347	4,081
Trade and other payables	(87)	(264)
Lease liabilities	(109)	(58)
Finance debt	(1,143)	(720)
Provisions	(75)	(63)
Deferred tax liabilities	(11)	—
Defined benefit pension plan and other post-employment benefit plan deficits	(169)	—
Liabilities directly associated with assets classified as held for sale	(1,594)	(1,105)

182	bp Annual Report and Form 20-F 2025
3. Business combinations and other significant transactions
Business combinations
2025
There were no material business combinations completed in 2025.
Business combinations
2024
The group undertook a number of business combinations during 2024. Total consideration was $2,119 million and the amount paid in cash in 2024 amounted to $978 million offset by cash acquired of $1,031 million.
These business combinations principally relate to the step acquisitions of bp Bunge Bioenergia and Lightsource bp. Total consideration for these two acquisitions was $1,328 million and the amount paid in cash in 2024 was $227 million, offset by cash acquired of $589 million. The fair value of the net assets (including goodwill) recognized from these business combinations for 2024 was $2,848 million.
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
4. Disposals and impairment
The following amounts were recognized in the income statement in respect of disposals and impairments.

			$ million
	2025	2024	2023
Gains on sale of businesses and fixed assets
gas & low carbon energy	258	297	19
oil production & operations	407	144	297
customers & products	317	190	44
other businesses & corporate	5	47	9
	987	678	369

			$ million
	2025	2024	2023
Losses on sale of businesses and fixed assets, and closures
gas & low carbon energy	410	303	9
oil production & operations	110	19	5
customers & products	118	1,457	143
other businesses & corporate	4	27	(1)
	642	1,806	156
Impairment losses
gas & low carbon energy[a]	4,146	3,310	2,213
oil production & operations	454	1,155	1,840
customers & products[a]	926	1,144	1,614
other businesses & corporate	3	24	80
	5,529	5,633	5,747
Impairment reversals
gas & low carbon energy	(108)	(44)	(1)
oil production & operations	(12)	(384)	(26)
customers & products	(14)	(1)	—
other businesses & corporate	—	(15)	(19)
	(134)	(444)	(46)
Impairment and losses on sale of businesses and fixed assets, and closures	6,037	6,995	5,857
a2024 balances and related narrative has been restated to reflect the move of our Archaea Energy business from the customers & products segment to the gas & low carbon energy segment.

bp Annual Report and Form 20-F 2025	183

Financial statements
4. Disposals and impairment – continued
Disposals
Disposal proceeds and principal gains and losses on disposals by segment are described below.

			$ million
	2025	2024	2023
Proceeds from disposals of fixed assets	1,142	328	133
Proceeds from disposals of businesses, net of cash disposed	1,714	2,578	1,193
	2,856	2,906	1,326
By business
gas & low carbon energy	1,702	840	536
oil production & operations	272	1,699	333
customers & products	840	291	436
other businesses & corporate	42	76	21
	2,856	2,906	1,326
Proceeds from disposals of businesses in 2025 includes proceeds relating to the sale of the US onshore wind business and the disposal of the
Netherlands mobility & convenience and bp pulse businesses, as well as other smaller amounts. Proceeds from disposals of businesses in 2024 includes $594 million relating to the formation of a new joint venture, Arcius Energy, in Egypt, as well as $1,331 million relating to Alaska and
$252 million relating to Canada, both prior period disposals. At 31 December 2025, deferred consideration relating to disposals amounted to $48 million receivable within one year (2024 $112 million and 2023 $141 million) and $247 million receivable after one year (2024 $244 million and 2023
$217 million). The amounts of deferred consideration are reported within Trade and other receivables in Other receivables in the group balance sheet. In addition, contingent consideration receivable relating to disposals amounted to $85 million at 31 December 2025 (2024 $190 million and
2023 $1,694 million). The contingent consideration at 31 December 2025 primarily relates to the prior period disposal of certain assets in the North
Sea. These amounts of contingent consideration are reported within Other investments on the group balance sheet - see Note 18 for further information.
Gains and losses on sale of businesses and fixed assets, and closures gas & low carbon energy
In 2025 losses principally arose upon the formation of a new offshore wind joint venture JERA Nex bp.
oil production & operations
In 2025 gains principally relate to a disposal in the North Sea and an asset exchange in bpx.
In 2023 gains principally related to prior period disposals in the US and Canada.
customers & products
In 2024 losses principally related to a loss of $1,132 million arising from the divestment of our Türkiye ground fuels business.
Summarized financial information relating to the sale of businesses is shown in the table below.
The principal transactions categorized as a business disposal in 2025 were the formation of a new offshore wind joint venture, JERA Nex bp, in which bp contributed its development projects in the UK, Germany and US into the joint venture; the disposal of the Netherlands mobility &
convenience and bp pulse businesses; the sale of the US onshore wind business; and an asset exchange in bpx.
The principal transactions categorized as a business disposal in 2024 were the divestment of our Türkiye ground fuels business, the new joint venture transaction with ADNOC in Egypt and a transaction relating to the prior period disposal in Alaska.
The principal transactions categorized as a business disposal in 2023 were the sale of the upstream business in Algeria to Eni and the disposal of the bp-Husky Toledo refinery to Cenovus Energy.

184	bp Annual Report and Form 20-F 2025
4. Disposals and impairment – continued

			$ million
	2025	2024	2023

Non-current assets	3,998	1,775	1,145
Current assets	571	1,985	557
Non-current liabilities	(320)	(548)	(60)
Current liabilities	(213)	(424)	(454)
Total carrying amount of net assets disposed	4,036	2,788	1,188
Recycling of foreign exchange on disposal	41	943	—
Costs on disposal	54	123	57
	4,131	3,854	1,245
Gains (losses) on sale of businesses	358	(888)	158
Total consideration	4,489	2,966	1,403
Non-cash consideration	(3,133)	(1,003)	(51)
Consideration received (receivable)	358	615	(159)
Proceeds from the sale of businesses, net of cash disposed[a]	1,714	2,578	1,193
aProceeds are stated net of cash and cash equivalents disposed of $61 million (2024 $500 million and 2023 $33 million).
Impairments
Impairment losses and impairment reversals in each segment are described below. For information on significant estimates and judgements made in relation to impairments see Impairment of property, plant and equipment, intangibles, goodwill and equity-accounted entities within Note 1. See also Note 12, and Note 15 for further information on impairments by asset category.
gas & low carbon energy
The 2025 impairment loss of $4,146 million includes $3,537 million relating to the transition businesses, principally Archaea Energy and Lightsource bp, and $609 million relating to the upstream gas business, principally Mauritania and Senegal. The impairments arose as a result of revised assumptions including capital and operating expenditure and the impact of market conditions on project development. The recoverable amount of all CGUs for which impairment charges were recognized in 2025 is $8,805 million.
The 2024 impairment loss of $3,310 million includes amounts in Mauritania & Senegal ($1,495 million), which principally arose as a result of increased forecast future expenditure, and a number of other individually immaterial impairments across the segment principally as a result of portfolio management. The recoverable amounts of these cash generating units (CGUs) were based on value in use or fair value less costs of disposal calculations, as appropriate. The recoverable amount of all CGUs for which impairment charges were recognized in 2024 is $5,025 million.
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
oil production & operations
Impairment losses and reversals in all years relate primarily to producing assets.
The 2025 impairment loss of $454 million primarily arose as a result of changes to reserves and decommissioning provisions mainly driven by foreign exchange in the North Sea ($397 million). The recoverable amount of all CGUs for which impairment charges or reversals were recognized in
2025 in total, based on their value in use, is $2,058 million.
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
customers & products
The 2025 impairment loss of $926 million primarily relates to strategy implementation in the products business. The recoverable amount of all
CGUs for which impairment charges or reversals were recognized in 2025 in total, based on their value in use, is $49 million.
The 2024 impairment loss of $1,144 million primarily arises from the ongoing review of the Gelsenkirchen refinery in Germany ($807 million) and a number of other individually immaterial impairments across the segment, principally as a result of changes to economic assumptions. The recoverable amount of the CGUs were based on value-in-use calculations. The recoverable amount of all CGUs for which impairment charges or reversals were recognized in 2024 in total, based on their value-in-use, is $57 million.
The 2023 impairment loss of $1,614 million primarily relates to strategy implementation and changes to economic assumptions in the products business including an impairment of the Gelsenkirchen refinery in Germany ($1,336 million). The recoverable amounts of the CGUs were based on value-in-use calculations. The recoverable amount of all CGUs for which impairment charges or reversals were recognized in 2023 in total, based on their value in use, is $327 million.

bp Annual Report and Form 20-F 2025	185

Financial statements
5. Segmental analysis
The group’s organizational structure reflects the various activities in which bp is engaged as well as how performance and resource allocation is evaluated by the chief operating decision maker. At 31 December 2025, bp has three reportable segments: Gas & low carbon energy, Oil production
& operations, and Customers & products. Each are managed separately, with decisions taken for the segment as a whole, and represent a single operating segment that does not result from aggregating two or more segments.
Gas & low carbon energy comprises regions with upstream businesses that predominantly produce natural gas, gas marketing and trading activities and the group's solar, wind, hydrogen and Archaea Energy business.
Oil production & operations comprises regions with upstream activities that predominantly produce crude oil.
Customers & products comprises the group’s customer-focused businesses, which includes convenience and retail fuels, EV charging, as well as
Castrol, aviation, B2B, midstream and bp bioenergy. It also comprises our products businesses which include refining and oil trading.
Other businesses and corporate also comprises the group’s shipping and treasury functions, and corporate activities worldwide.
Change in segmentation
For 2025, our Archaea Energy business has moved from the customers & products segment to the gas & low carbon energy segment. The change in segmentation is consistent with a change in the way that resources are allocated, and performance is assessed by the chief operating decision maker, who for bp is the group chief executive.
Comparative information for 2024 and 2023 has been restated where material to reflect the changes in reportable segments.
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
of a trading position and certain other temporary inventory positions that are price risk-managed.

186	bp Annual Report and Form 20-F 2025
5. Segmental analysis – continued

						$ million
						2025
By business	gas & low carbon energy	oil production & operations	customers & products	other businesses & corporate	Consolidation adjustment and eliminations	Total group
Segment revenues
Sales and other operating revenues	40,333	24,527	148,783	2,232	(26,540)	189,335
Less: sales and other operating revenues between segments	(1,832)	(22,876)	(43)	(1,789)	26,540	—
Third party sales and other operating revenues	38,501	1,651	148,740	443	—	189,335
Earnings from joint ventures and associates – after interest and tax	(501)	690	430	(1)	—	618
Segment results
Replacement cost profit (loss) before interest and taxation	1,330	8,558	4,100	(40)	45	13,993
Inventory holding gains (losses)[a]	—	2	(1,353)	—	—	(1,351)
Profit (loss) before interest and taxation	1,330	8,560	2,747	(40)	45	12,642

Finance costs						(5,106)
Net finance income relating to pensions and other post- employment benefits						210
Profit before taxation						7,746
Other income statement items
Depreciation, depletion and amortization
US	235	4,992	1,994	89	—	7,310
Non-US	4,734	2,727	2,151	900	—	10,512
Charges for provisions, net of write-back of unused provisions, including change in discount rate	37	302	3,180	666	—	4,185
Segment assets
Investments in joint ventures and associates	7,005	10,488	3,230	2	—	20,725
Additions to non-current assets[b]	7,188	9,782	4,617	885	—	22,472
aSee explanation of inventory holding gains and losses on page 185.
bIncludes additions to property, plant and equipment; goodwill; intangible assets; investments in joint ventures; and investments in associates.

bp Annual Report and Form 20-F 2025	187

Financial statements
5. Segmental analysis – continued

						$ million
						2024
By business	gas & low carbon energy[a]	oil production & operations	customers & products[a]	other businesses & corporate	Consolidation adjustment and eliminations	Total group
Segment revenues
Sales and other operating revenues	32,628	25,637	155,401	2,290	(26,771)	189,185
Less: sales and other operating revenues between segments	(1,585)	(23,237)	(317)	(1,632)	26,771	—
Third party sales and other operating revenues	31,043	2,400	155,084	658	—	189,185
Earnings from joint ventures and associates – after interest and tax	504	1,100	393	(4)	—	1,993
Segment results
Replacement cost profit (loss) before interest and taxation[a]	3,052	10,789	(1,043)	(988)	(25)	11,785
Inventory holding gains (losses)[b]	—	(9)	(479)	—	—	(488)
Profit (loss) before interest and taxation[a]	3,052	10,780	(1,522)	(988)	(25)	11,297

Finance costs						(4,683)
Net finance income relating to pensions and other post- employment benefits						168
Profit before taxation						6,782
Other income statement items
Depreciation, depletion and amortization
US	95	4,421	2,142	89	—	6,747
Non-US	4,740	2,376	1,815	944	—	9,875
Charges for provisions, net of write-back of unused provisions, including change in discount rate	38	92	2,602	231	—	2,963
Segment assets
Investments in joint ventures and associates[a]	6,111	10,730	3,183	8	—	20,032
Additions to non-current assetsa c	12,098	7,296	6,700	1,045	—	27,139
aRestated for material items to reflect the move of our Archaea Energy business from the customers & products segment to the gas & low carbon energy segment.
bSee explanation of inventory holding gains and losses on page 185.
cIncludes additions to property, plant and equipment; goodwill; intangible assets; investments in joint ventures; and investments in associates.

188	bp Annual Report and Form 20-F 2025
5. Segmental analysis – continued

						$ million
						2023
By business	gas & low carbon energy[a]	oil production & operations	customers & products[a]	other businesses & corporate	Consolidation adjustment and eliminations	Total group
Segment revenues
Sales and other operating revenues	50,297	24,904	160,215	2,657	(27,943)	210,130
Less: sales and other operating revenues between segments	(1,808)	(23,708)	(367)	(2,060)	27,943	—
Third party sales and other operating revenues	48,489	1,196	159,848	597	—	210,130
Earnings from joint ventures and associates – after interest and tax	(677)	1,164	427	(16)	—	898
Segment results
Replacement cost profit (loss) before interest and taxation	14,080	11,191	4,230	(903)	(14)	28,584
Inventory holding gains (losses)[b]	1	—	(1,237)	—	—	(1,236)
Profit (loss) before interest and taxation	14,081	11,191	2,993	(903)	(14)	27,348

Finance costs						(3,840)
Net finance income relating to pensions and other post- employment benefits						241
Profit before taxation						23,749
Other income statement items
Depreciation, depletion and amortization
US	96	3,554	1,883	85	—	5,618
Non-US	5,584	2,138	1,665	923	—	10,310
Charges for provisions, net of write-back of unused provisions, including change in discount rate	139	35	2,007	152	—	2,333
Segment assets
Investments in joint ventures and associates[a]	5,404	10,721	4,096	28	—	20,249
Additions to non-current assetsa c	5,451	7,384	8,791	1,075	—	22,701
aRestated for material items to reflect the move of our Archaea Energy business from the customers & products segment to the gas & low carbon energy segment.
bSee explanation of inventory holding gains and losses on page 185.
cIncludes additions to property, plant and equipment; goodwill; intangible assets; investments in joint ventures; and investments in associates.

			$ million
			2025
By geographical area	US	Non-US	Total
Revenues
Third party sales and other operating revenues[a]	56,703	132,632	189,335
Other income statement items
Production and similar taxes	175	1,523	1,698
Non-current assets
Non-current assetsb c	61,269	77,194	138,463
aNon-US region includes UK $28,714 million
bNon-US region includes UK $21,529 million
cIncludes property, plant and equipment; goodwill; intangible assets; investments in joint ventures; investments in associates; and non-current prepayments.

			$ million
			2024
By geographical area	US	Non-US	Total
Revenues
Third party sales and other operating revenues[a]	58,804	130,381	189,185
Other income statement items
Production and similar taxes	149	1,650	1,799
Non-current assets
Non-current assetsb c	63,415	81,937	145,352
aNon-US region includes UK $24,577 million.
bNon-US region includes UK $25,354 million.
cIncludes property, plant and equipment; goodwill; intangible assets; investments in joint ventures; investments in associates; and non-current prepayments.

bp Annual Report and Form 20-F 2025	189

Financial statements
5. Segmental analysis – continued

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
6. Sales and other operating revenues

			$ million
	2025	2024	2023
Crude oil	2,063	2,219	2,413
Oil products	114,207	121,019	128,969
Natural gas, LNG and NGLs	27,477	24,464	29,541
Non-oil products and other revenues from contracts with customers	15,132	13,362	10,298
Revenue from contracts with customers	158,879	161,064	171,221
Other operating revenues[a]	30,456	28,121	38,909
Total sales and other operating revenues	189,335	189,185	210,130
aPrincipally relates to commodity derivative transactions including sales of bp own production in trading books.
An analysis of third-party sales and other operating revenues by segment and region is provided in Note 5.
The group’s sales to customers of crude oil and oil products were substantially all made by the customers & products segment. The group’s sales to customers of natural gas, LNG and NGLs were made by the gas & low carbon energy segment. A significant majority of the group’s sales of non-
oil products and other revenues from contracts with customers were made by the customers & products segment.
7. Income statement analysis

			$ million
	2025	2024	2023
Interest and other income
Interest income from
Financial assets measured at amortized cost	1,203	1,308	1,034
Financial assets measured at fair value through profit or loss	129	181	215
Other income[a]	277	1,284	386
	1,609	2,773	1,635

Currency exchange losses charged to the income statement[b]	(295)	541	74
Expenditure on research and development	274	301	298
Costs relating to the Gulf of America oil spill (pre-interest and tax)[c]	31	51	57

Finance costs
Interest expense on lease liabilities	704	468	363
Interest expense on other liabilities measured at amortized cost[d]	3,419	3,483	3,115
Capitalized at 4.69% (2024 4.94% and 2023 4.88%)[e]	(142)	(382)	(514)
Finance debt risk management activities[f]	(22)	104	(35)
Unwinding of discount on provisions	675	617	504
Unwinding of discount on other payables measured at amortized cost	472	393	407
	5,106	4,683	3,840
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
d2023 includes a loss of $49 million associated with the buyback of finance debt.
eTax relief on capitalized interest is approximately $36 million (2024 $53 million and 2023 $130 million).
fIncludes temporary valuation differences related to the group’s interest rate and foreign currency exchange risk management associated with finance debt.

190	bp Annual Report and Form 20-F 2025
8. Exploration for and evaluation of oil and natural gas resources
The following financial information represents the amounts included within the group totals relating to activity associated with the exploration for and evaluation of oil and natural gas resources. All such activity is recorded within the gas & low carbon energy and oil production & operations segments.
For information on significant judgements made in relation to oil and natural gas accounting see Intangible assets in Note 1.

			$ million
	2025	2024	2023
Exploration and evaluation costs
Exploration expenditure written off	343	767	746
Other exploration costs	227	207	251
Exploration expense for the year	570	974	997
Impairment losses	26	6	20
Intangible assets – exploration and appraisal expenditure[a]	3,963	4,438	4,328
Liabilities	33	76	109
Net assets	3,930	4,362	4,219
Cash used in operating activities	227	207	251
Cash used in investing activities	1,169	1,513	1,039
aAmount capitalized at 31 December 2025, 2024 and 2023 relates to assets in various regions. This includes $536 million in the Brazil region (2024 $395 million, 2023 $418 million), $776 million in the Middle East and North Africa region (2024 $1,289 million, 2023 $1,182 million) and $609 million in the Azerbaijan Georgia and Türkiye region (2024 $651 million, 2023 $631 million).
9. Taxation
Tax on profit

			$ million
	2025	2024	2023
Current tax
Charge for the year[a]	6,501	7,187	9,048
Adjustment in respect of prior years	(188)	234	(373)
	6,313	7,421	8,675
Deferred tax
Origination and reversal of temporary differences in the current year[b]	(537)	(1,851)	(238)
Adjustment in respect of prior years[c]	675	(17)	(568)
	138	(1,868)	(806)
Tax charge on profit	6,451	5,553	7,869
a2025 includes a charge of $55 million (2024 $4 million charge) in respect of Pillar Two income taxes.
b2025 includes a charge of $539 million in respect of the two-year extension of the UK Energy Profits Levy to 31 March 2030 and a charge of $235 million in respect of a change in the tax rate in
Germany. 2024 includes a charge of $96 million in respect of the 3% increase in the UK Energy Profits Levy from 1 November 2024. See Note 1 for further information.
cThe adjustment in respect of prior years reflects the reassessment of the deferred tax balances for prior periods in light of changes in facts and circumstances during the year, including changes to price assumptions and profit forecasts (2025 $558 million charge, 2024 $190 million credit and 2023 $263 million credit). 2024 also includes a charge of $213 million (2023 $232 million credit) in respect of a revision to the deferred tax impact of the UK Energy Profits Levy.
In 2025, the total tax credit recognized within other comprehensive income was $33 million (2024 $782 million credit and 2023 $735 million credit).
In 2025 and 2023 this primarily comprises the deferred tax impact of the remeasurements of the net pension and other post-employment benefit liability or asset. In 2024 this primarily comprises a $658 million credit in respect of the reduction in the deferred tax liability on defined benefit pension plan surpluses following the reduction in the rate of the authorized surplus payments tax charge in the UK from 35% to 25%. See Note 32 for further information.
The total tax credit recognized directly in equity was $33 million (2024 $167 million charge and 2023 $56 million charge). In 2025 this relates to share-based payments. In 2024 this mainly relates to share-based payments and transactions involving non-controlling interests. In 2023 this mainly relates to transactions involving non-controlling interests.

bp Annual Report and Form 20-F 2025	191

Financial statements
9. Taxation – continued
Reconciliation of the effective tax rate
The following table provides a reconciliation of the group weighted average statutory corporate income tax rate to the effective tax rate of the group on profit or loss before taxation.

			$ million
	2025	2024	2023
Profit (loss) before taxation	7,746	6,782	23,749
Tax charge (credit) on profit or loss	6,451	5,553	7,869
Effective tax rate	83%	82%	33%

			%
Tax rate computed at the weighted average statutory rate[a]	55	66	34
Increase (decrease) resulting from
Tax reported in equity-accounted entities	(5)	(7)	(2)
Adjustments in respect of prior years	6	3	(4)
Deferred tax not recognized	5	5	2
Disposal impacts	—	5	—
Foreign exchange	(4)	5	—
Items not deductible for tax purposes[b]	11	5	2
Tax rate change effect of UK Energy Profits Levy[c]	7	1	—
Impact of Germany tax rate change	3	—	—
Other[d]	5	(1)	1
Effective tax rate	83	82	33
aCalculated based on the statutory corporate income tax rate applicable in the countries in which the group operates, weighted by the profits and losses before tax in the respective countries.
b2025 reflects the impact of limited tax relief on impairment charges.
c2025 comprises the deferred tax impact of the two-year extension of the UK Energy Profits Levy to 31 March 2030. 2024 comprises the deferred tax impact of a 3% increase in the UK Energy
Profits Levy on existing temporary differences.
dIncludes the impact of adjustments arising in countries where income tax is paid on our behalf by our government partners for which there is no deferred tax effect. 2024 includes the impact of the non-taxable gain relating to the remeasurement of bp's pre-existing 49.97% interest in Lightsource bp and the remeasurement of certain US assets excluded from the Lightsource bp acquisition.
Deferred tax

		$ million
Analysis of movements during the year in the net deferred tax liability	2025	2024
At 1 January	3,025	5,349
Exchange adjustments	(63)	57
Charge (credit) for the year in the income statement	138	(1,868)
Charge (credit) for the year in other comprehensive income	(33)	(807)
Charge (credit) for the year in equity	(33)	167
Acquisitions and disposals	283	127
At 31 December	3,317	3,025

192	bp Annual Report and Form 20-F 2025
9. Taxation – continued
The following table provides an analysis of deferred tax in the income statement and the balance sheet by category of temporary difference:

					$ million
		Income statement		Balance sheet
	2025	2024	2023	2025	2024
Deferred tax liability
Depreciation	(897)	(1,337)	(1,552)	15,474	16,333
Pension plan surpluses	(3)	62	133	1,860	1,789
Derivative financial instruments	37	40	12	106	58
Other taxable temporary differences[a]	37	(352)	10	824	663
	(826)	(1,587)	(1,397)	18,264	18,843
Deferred tax asset
Depreciation	993	(229)	(166)	(1,544)	(2,373)
Lease liabilities	(395)	(209)	(176)	(2,375)	(1,952)
Pension plan and other post-employment benefit plan deficits	48	28	(60)	(552)	(623)
Decommissioning, environmental and other provisions	(314)	425	563	(5,981)	(5,623)
Derivative financial instruments	(48)	(9)	(14)	(277)	(268)
Tax credits	(111)	(43)	(67)	(1,047)	(937)
Loss carry forward	580	194	296	(1,852)	(2,285)
Other deductible temporary differences[b]	211	(438)	215	(1,319)	(1,757)
	964	(281)	591	(14,947)	(15,818)
Net deferred tax charge (credit) and net deferred tax liability	138	(1,868)	(806)	3,317	3,025
Of which – deferred tax liabilities				7,642	8,428
– deferred tax assets				4,325	5,403
aThe 2025 and 2024 balance sheet amounts do not include any temporary differences that are individually significant.
bThe 2025 and 2024 balance sheet amounts include amounts relating to share based payments and other items.
Of the $4,325 million of deferred tax assets recognized on the group balance sheet at 31 December 2025 (2024 $5,403 million), $2,795 million (2024
$3,232 million) relates to entities that have suffered a loss in either the current or preceding period. For 2025, this mainly includes $1,613 million in
Germany, $473 million in Senegal and $388 million in Mauritania (2024 mainly included $1,680 million in Germany, $744 million in Mauritania and
$609 million in Senegal). For 2025, these amounts are supported by forecasts consistent with bp's future oil and gas price assumptions (see Note 1 for further information) and other assumptions used for impairment testing, and for Germany forecast profits associated with the customers &
products businesses that indicate sufficient future taxable profits will be available to utilize such assets within any applicable expiry period.
A summary of temporary differences, unused tax credits and unused tax losses for which deferred tax has not been recognized is shown in the table below.

		$ billion
At 31 December	2025	2024
Unused US state tax losses[a]	2.9	2.3
Unused tax losses – other jurisdictions[b]	9.4	7.3
Unused tax credits	36.7	33.3
of which – arising in the UKc	33.2	29.1
– arising in the USd	3.5	4.2
Deductible temporary differences[e]	28.3	23.4
Taxable temporary differences associated with investments in subsidiaries and equity-accounted entities	0.7	0.7
aFor 2025 the majority of the unused tax losses have no fixed expiry date.
b2025 and 2024 mainly relate to Brazil, UK and Canada. The majority of the unused tax losses have no fixed expiry date.
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
dThe US unused tax credits predominantly comprise foreign tax credits. No deferred tax asset has been recognized on these tax credits as they are unlikely to have value in the future. For 2025 these tax credits expire in the period 2026-2035.
e2025 and 2024 mainly comprise fixed asset temporary differences in overseas branches of UK entities. Substantially all of the temporary differences have no expiry date.

			$ million
Impact of previously unrecognized deferred tax or write-down of deferred tax assets on tax charge	2025	2024	2023
Current tax benefit relating to the utilization of previously unrecognized deferred tax assets	101	87	360
Deferred tax benefit arising from the reversal of a previous write-down of deferred tax assets	11	14	3
Deferred tax benefit relating to the recognition of previously unrecognized deferred tax assets	156	280	332
Deferred tax expense arising from the write-down of a previously recognized deferred tax asset	725	111	54

bp Annual Report and Form 20-F 2025	193

Financial statements
10. Dividends
The quarterly dividend which is expected to be paid on 27 March 2026 in respect of the fourth quarter 2025 is 8.320 cents per ordinary share
($0.4992 per American Depositary Share (ADS)). The corresponding amount in sterling will be announced on 17 March 2026.

	Pence per share			Cents per share					$ million
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Dividends announced and paid in cash
Preference shares							1	1	1
Ordinary shares
March	6.1761	5.6922	5.5507	8.000	7.270	6.610	1,257	1,218	1,183
June	5.8993	5.6825	5.3089	8.000	7.270	6.610	1,237	1,204	1,152
September	6.1942	6.0498	5.7320	8.320	8.000	7.270	1,288	1,297	1,249
December	6.2394	6.2959	5.7367	8.320	8.000	7.270	1,276	1,283	1,224
	24.5090	23.7204	22.3283	32.640	30.540	27.760	5,059	5,003	4,809
Dividend announced, paid in March 2026				8.320			1,280
The amount of unclaimed dividends recognized as a liability in other payables at 31 December 2025 is $134 million (2024 $106 million).
The board decided not to offer a scrip dividend alternative in respect of any dividends announced since the third quarter 2019, including the fourth quarter 2025 dividend expected to be paid on 27 March 2026.
The financial statements for the year ended 31 December 2025 do not reflect the dividend announced on 10 February 2026 and which is expected to be paid on 27 March 2026; this will be treated as an appropriation of profit in the year ending 31 December 2026.
11. Earnings per share

			Cents per share
Per ordinary share	2025	2024	2023
Basic earnings per share	0.35	2.38	87.78
Diluted earnings per share	0.34	2.32	85.85

		Dollars per share
Per American Depositary Share (ADS)[a]	2025	2024	2023
Basic earnings per share	0.02	0.14	5.27
Diluted earnings per share	0.02	0.14	5.15
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
shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share.

			$ million
	2025	2024	2023
Profit (loss) attributable to bp shareholders	55	381	15,239
Less: dividend requirements on preference shares	1	1	1
Less: (gain) loss on redemption of perpetual hybrid bonds[a]	—	(10)	—
Profit (loss) for the year attributable to bp ordinary shareholders	54	390	15,238

			Shares thousand
	2025	2024	2023
Basic weighted average number of ordinary shares[b]	15,586,782	16,385,535	17,360,288
Potential dilutive effect of ordinary shares issuable under employee share-based payment plans	326,218	431,129	389,790
Weighted average number of ordinary shares outstanding used to calculate diluted earnings per share	15,913,000	16,816,664	17,750,078

			Shares thousand
	2025	2024	2023
Basic weighted average number of ordinary shares – ADS equivalent	2,597,797	2,730,922	2,893,381
Potential dilutive effect of ordinary shares (ADS equivalent) issuable under employee share- based payment plans	54,369	71,855	64,965
Weighted average number of ordinary shares (ADS equivalent) outstanding used to calculate diluted earnings per share	2,652,166	2,802,777	2,958,346
aSee Note 32 - non-controlling interests for further information.
bExcludes treasury shares. See Note 31 for further information.

194	bp Annual Report and Form 20-F 2025
11. Earnings per share – continued
The number of ordinary shares outstanding at 31 December 2025, excluding treasury shares, and including certain shares that will be issuable in the future under employee share-based payment plans was 15,377,210,044 (2024 15,851,028,983). Between 31 December 2025 and 13 February 2026, the
latest practicable date before the completion of these financial statements, there was a net decrease of 48,533,512 of ordinary shares primarily as a result of share buy backs. For additional information on share buy backs see Note 31.
Employee share-based payment plans
The group operates share and share option plans for directors and certain employees to obtain ordinary shares and ADSs in the company.
The following table shows the number of shares potentially issuable under equity-settled employee share option plans, including the number of options outstanding, the number of options exercisable at the end of each year, and the corresponding weighted average exercise prices. The dilutive effect of these plans at 31 December is also shown.

Share options		2025		2024
	Number of optionsa b thousand	Weighted average exercise price $	Number of optionsa b thousand	Weighted average exercise price $
Outstanding	382,873	4.21	533,895	4.15
Exercisable	345,112	4.23	2,931	3.38
Dilutive effect	80,562	n/a	140,971	n/a
aNumbers of options shown are ordinary share equivalents (one ADS is equivalent to six ordinary shares).
bAt 31 December 2025 the quoted market price of one bp ordinary share was £4.33 (2024 £3.93).
In addition, the group operates a number of equity-settled employee share plans under which share units are granted to the group’s senior leaders and certain other employees. These plans typically have a three-year performance or restricted period during which the units accrue net notional dividends which are treated as having been reinvested. Leaving employment will normally preclude the conversion of units into shares, but special arrangements apply for participants that leave for qualifying reasons. The number of shares that are expected to vest each year under employee share plans are shown in the table below. The dilutive effect of the employee share plans at 31 December is also shown.

Share plans	2025	2024
	Number of shares[a]	Number of shares[a]
Vesting	thousand	thousand
Within one year	155,555	271,216
1 to 2 years	116,997	134,342
2 to 3 years	105,074	102,525
3 to 4 years	366	956
Over 4 years	43	118
	378,035	509,157
Dilutive effect	161,105	269,796
aNumbers of shares shown are ordinary share equivalents (one ADS is equivalent to six ordinary shares).
There has been a net increase of 30,497,988 in the number of potential ordinary shares relating to employee share-based payment plans between
31 December 2025 and 13 February 2026.

bp Annual Report and Form 20-F 2025	195

Financial statements
12. Property, plant and equipment (PP&E)

								$ million
	Land and land improvements	Buildings	Oil and gas properties[a]	Plant, machinery and equipment	Fittings, fixtures and office equipment	Transportation	Oil depots, storage tanks and service stations	Total
Cost - owned PP&E
At 1 January 2025	4,060	1,167	184,304	48,731	2,315	2,687	12,417	255,681
Exchange adjustments	299	47	—	1,403	78	19	1,011	2,857
Additions	23	131	9,896	2,667	89	125	784	13,715
Acquisitions	—	18	—	68	—	—	3	89
Transfers from intangible assets	—	—	3,593	—	—	—	—	3,593
Reclassified as assets held for sale	(72)	(69)	(923)	(1,755)	(137)	(3)	(314)	(3,273)
Deletions and disposals	(299)	(4)	(2,074)	(1,047)	(176)	(38)	(693)	(4,331)
At 31 December 2025	4,011	1,290	194,796	50,067	2,169	2,790	13,208	268,331
Depreciation - owned PP&E
At 1 January 2025	876	520	128,091	26,929	1,716	1,933	6,561	166,626
Exchange adjustments	60	17	—	961	50	8	629	1,725
Charge for the year	47	60	11,458	1,741	138	102	771	14,317
Impairment losses	11	5	568	1,224	—	11	42	1,861
Impairment reversals	(10)	—	(9)	(3)	—	(4)	(2)	(28)
Transfers from intangible assets	—	—	2,285	—	—	—	—	2,285
Reclassified as assets held for sale	(9)	(41)	(423)	(967)	(102)	(2)	(187)	(1,731)
Deletions and disposals	(28)	(4)	(1,843)	(795)	(167)	(36)	(472)	(3,345)
At 31 December 2025	947	557	140,127	29,090	1,635	2,012	7,342	181,710
Owned PP&E - net book amount at 31 December 2025	3,064	733	54,669	20,977	534	778	5,866	86,621
Right-of-use assets - net book amount at 31 December 2025[b]	—	1,894	748	1,863	—	2,311	5,196	12,012
Total PP&E - net book amount at 31 December 2025	3,064	2,627	55,417	22,840	534	3,089	11,062	98,633
Cost - owned PP&E
At 1 January 2024	3,924	992	185,346	47,384	2,290	2,958	12,224	255,118
Exchange adjustments	(213)	(35)	—	(864)	(43)	(23)	(637)	(1,815)
Additions	352	222	7,899	3,039	138	144	1,042	12,836
Acquisitions	60	148	—	1,235	57	80	70	1,650
Transfers from intangible assets	—	—	391	—	—	—	—	391
Reclassified as assets held for sale	(25)	(41)	(3,210)	(747)	(1)	—	—	(4,024)
Deletions and disposals	(38)	(119)	(6,122)	(1,316)	(126)	(472)	(282)	(8,475)
At 31 December 2024	4,060	1,167	184,304	48,731	2,315	2,687	12,417	255,681
Depreciation - owned PP&E
At 1 January 2024	838	553	123,442	25,671	1,684	2,292	6,363	160,843
Exchange adjustments	(52)	(9)	—	(536)	(24)	(9)	(388)	(1,018)
Charge for the year	58	43	10,626	1,553	157	91	731	13,259
Impairment losses	70	—	2,418	1,260	1	9	82	3,840
Impairment reversals	—	—	(420)	(4)	—	(3)	—	(427)
Reclassified as assets held for sale	(6)	(4)	(2,168)	(367)	(1)	—	—	(2,546)
Deletions and disposals	(32)	(63)	(5,807)	(648)	(101)	(447)	(227)	(7,325)
At 31 December 2024	876	520	128,091	26,929	1,716	1,933	6,561	166,626
Owned PP&E - net book amount at 31 December 2024	3,184	647	56,213	21,802	599	754	5,856	89,055
Right-of-use assets - net book amount at 31 December 2024[b]	—	1,613	41	1,431	10	2,589	5,499	11,183
Total PP&E - net book amount at 31 December 2024	3,184	2,260	56,254	23,233	609	3,343	11,355	100,238

Assets under construction included above
At 31 December 2025								11,653
At 31 December 2024								10,722
Depreciation charge for the year on right-of-use assets
2025		342	55	728	3	1,026	874	3,028
2024		215	30	640	3	1,109	882	2,878
aFor information on significant estimates and judgements made in relation to the estimation of oil and natural reserves see Property, plant and equipment within Note 1.
b$1,072 million (2024 $867 million) of drilling rig right-of-use assets and $2,119 million (2024 $2,455 million) of shipping vessel right-of-use assets are included in Plant, machinery and equipment and Transportation respectively.

196	bp Annual Report and Form 20-F 2025
13. Capital commitments
Authorized future capital expenditure for property, plant and equipment (excluding right-of-use assets) by group companies for which contracts had been signed at 31 December 2025 amounted to $14,639 million (2024 $13,642 million, 2023 $10,354 million). bp has contracted capital commitments amounting to $2,238 million (2024 $3,392 million, 2023 $1,580 million) in relation to joint ventures and $89 million (2024 $59 million,
2023 $105 million) in relation to associates.
14. Goodwill and impairment review of goodwill

		$ million
	2025	2024
Cost
At 1 January	15,530	13,176
Exchange adjustments	397	(179)
Acquisitions and other additions	(89)	2,734
Reclassified as assets held for sale	(2,756)	(79)
Deletions and disposals	(133)	(122)
At 31 December	12,949	15,530
Impairment losses
At 1 January	642	704
Exchange adjustments	30	(2)
Impairment losses for the year	2,009	—
Deletions and disposals	(32)	(60)
At 31 December	2,649	642
Net book amount at 31 December	10,300	14,888
Net book amount at 1 January	14,888	12,472
Impairment review of goodwill

		$ million
Goodwill at 31 December	2025	2024
gas & low carbon energy[a]	3,185	5,166
oil production & operations	4,870	4,925
customers & products[a]	2,245	4,797
other businesses & corporate	—	—
	10,300	14,888
a2024 restated to reflect the move of our Archaea Energy business from the customers & products segment to the gas & low carbon energy segment.
Goodwill acquired through business combinations has been allocated to groups of cash-generating units (CGUs) that are expected to benefit from the synergies of the acquisition. For oil production & operations goodwill is allocated to CGUs in aggregate at the segment level, for gas & low carbon energy, goodwill is allocated to the hydrocarbon CGUs ('upstream gas businesses') within the segment and to Lightsource bp (LSbp) and
Archaea Energy (‘transition businesses’). For customers and products, goodwill has been allocated to Castrol, US Fuels, European Fuels and Other.
For information on significant estimates and judgements made in relation to impairments see Impairment of property, plant and equipment, intangible assets and goodwill in Note 1.
gas & low carbon energy and oil production & operations

						$ million		$ million
				gas & low carbon energy			oil production & operations
			2025			2024	2025	2024
	Upstream gas businesses	Transition businesses	Total	Upstream gas businesses	Transition businesses	Total[a]
Goodwill[a]	2,260	925	3,185	2,228	2,938	5,166	4,870	4,925
Excess of recoverable amount over carrying amount	2,917	—	2,917	2,026	n/a	2,026	13,748	12,432
aRestated to reflect the move of Archaea Energy from the customers & products segment to the gas & low carbon energy segment.
The table above shows the carrying amount of goodwill for the segments at the period end and the excess of the recoverable amount over the carrying amount (headroom) at the date of the most recent test. The recoverable amounts for the upstream gas businesses and transition businesses are based on value-in-use calculations. The increase in headroom for the goodwill impairment tests for the upstream gas businesses is due to the passage of time and price impacts. For oil production & operations management have rolled-forward the most recent detailed calculation as the criteria set out in IAS 36 for doing so were met.
During 2025 impairment charges of $2,009 million were recognized against the transition businesses goodwill balance. The impairment charges arose as a result of changes in assumptions including future capital and operating expenditure and project development. No impairment of the goodwill in the upstream gas businesses was recognized in 2025 or 2024. No impairment of the goodwill in oil production & operations was recognized during 2025 or 2024.

bp Annual Report and Form 20-F 2025	197

Financial statements
14. Goodwill and impairment review of goodwill – continued
Upstream gas businesses and oil production & operations
The value in use for relevant CGUs in both the upstream gas businesses and oil production & operations is based on the cash flows expected to be generated by the projected production profiles up to the expected dates of cessation of production of each field, based on appropriately risked estimates of reserves and resources. Midstream and supply and trading activities and equity-accounted entities are generally not included in the impairment reviews of goodwill, as they do not represent part of the grouping of CGUs to which the goodwill balances relate and which are used to monitor the goodwill balances for internal management purposes. Where such activities form part of wider CGUs to which goodwill relates they are reflected in the test. As the production profile and related cash flows can be estimated from bp’s past experience, management believes that the cash flows generated over the estimated life of field is the appropriate basis upon which to assess goodwill and individual assets for impairment in both the upstream gas businesses and oil & production operations. The estimated date of cessation of production depends on the interaction of a number of variables, such as the recoverable quantities of hydrocarbons, the production profile of the hydrocarbons, the cost of the development of the infrastructure necessary to recover the hydrocarbons, production costs, the contractual duration of the production concession and the selling price of the hydrocarbons produced. As each field has specific reservoir characteristics and economic circumstances, the cash flows of each field are computed using appropriate individual economic models and key assumptions agreed by bp management.
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
The average production for the purposes of goodwill impairment testing in the upstream gas businesses over the next 15 years is 146 mmboe per year (2024 154 mmboe per year) and in the oil production and operations segment is 400 mmboe per year (2024 400 mmboe per year). Production assumptions used for the goodwill impairment tests in both the upstream gas businesses and oil production & operations reflect management’s best estimate of future production of the existing portfolio at the time of the calculation.
The weighted-average pre-tax discount rate used in the review for the oil production & operations segment is 17%, and 11% for the gas businesses
(2024 17% for the oil production & operations segment and 11% for the gas businesses).
The most recent reviews for impairment for the oil production & operations and the upstream gas businesses were carried out in the fourth quarter.
The key assumptions used in the value-in-use calculations are oil and natural gas prices, production volumes and the discount rate. The value-in-
use calculations have been prepared for the purposes of determining whether the goodwill balances were impaired. For the upstream gas businesses , estimated future cash flows were prepared on the basis of certain assumptions prevailing at the time of the tests. For the oil production & operations segment, as permitted by IAS 36, the detailed calculations for recoverable amounts performed in 2024 were used as a basis for the 2025 impairment tests. The recoverable amounts, key assumptions and sensitivity calculations for 2025 are prepared using the remaining future cashflows from the 2024 detailed calculations. The headrooms for 2025 do not represent the headrooms that would result if a test was run based on discounted future cashflows estimated using 2025 data and assumptions. The actual outcomes may differ from the assumptions made. For example, reserves and resources estimates and production forecasts are subject to revision as further technical information becomes available and economic conditions change. Due to economic developments, regulatory change and emissions reduction activity arising from climate concern and other factors, future commodity prices and other assumptions may differ from the forecasts used in the calculations.
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
It is estimated that an 11% (2024 11%) reduction in revenue throughout each year of the remaining life of those assets, either as a result of adverse price or production conditions or a combination of each, would cause the recoverable amount to be equal to the carrying amount of goodwill and related net non-current assets of the oil production and operations segment. For the gas businesses a 9% (2024 6%) reduction would have the same result.
It is estimated that no reasonably possible change in the discount rate would cause the recoverable amount to be equal to the carrying amount of goodwill and related net non-current assets.
Transition businesses
The transition businesses goodwill relates to the acquisitions of Archaea Energy and Lightsource bp. Cash flows were derived from the approved business plans.
For Archaea Energy, cash flows are derived from the approved business plan, which covers the period up to 2050. To determine the value in use, approved business plan cash flows were discounted and aggregated with a terminal value.
For Lightsource bp, cash flows for a period of 10 years were discounted and aggregated with a terminal value. Management considers the use of 10 years of plan cash flows before adding a terminal value to be appropriate reflecting the maturity of the business with an early stage development portfolio and other aspects of business model changes such that 10 years reflected an appropriate ‘steady state’ of development project sales and other income from which terminal value cash flows could be determined.
The assumptions to which the impairment tests are most sensitive are for Lightsource bp, the solar project sell-down unit margin, terminal value growth rate and the discount rate and for Archaea Energy renewable natural gas prices, and the level of capital expenditure and its consequential impact on production volumes and discount rate. These assumptions are affected by market conditions. Discount rate assumptions are based on the group’s impairment discount rates as disclosed in Note 1. Other assumptions are based on management experience. The steady long-term growth rate used in the Lightsource bp goodwill impairment test terminal value is a risk-adjusted rate reflecting assumptions about inflation and project development growth.
It is estimated that a 1% decrease in the discount rates applied to the transition businesses would have resulted in a reduction to the goodwill impairment charges of $1.7 billion. It is estimated that a 1% increase to the discount rates would have resulted in an increase to the goodwill impairment charge of $0.9 billion.
These discount rate sensitivity analyses do not take into account any effect on the goodwill impairment test that would arise from first applying the changes in assumptions to the underlying assets of the businesses.

198	bp Annual Report and Form 20-F 2025
14. Goodwill and impairment review of goodwill – continued
Lightsource bp project development margins could change as a result of changes in sales prices achieved, development costs incurred or changes in the number of projects sold. It is estimated that a 10% increase to project development unit margin would have resulted in a reduction to the goodwill impairment charge of $0.4 billion. It is estimated that a 10% decrease in project development unit margin would have resulted in an increase to the goodwill impairment charge of $0.5 billion. It is estimated that a 1% increase to the terminal value growth rate would have resulted in a reduction to the goodwill impairment charge of $1.0 billion. It is estimated that a 1% decrease in the terminal value growth rate would have resulted in an increase to the goodwill impairment charge of $0.6 billion.
These sensitivity analyses do not, however, represent management’s best estimate of any impairment charges or reversals that might be recognized as they do not fully incorporate consequential changes that may arise, such as changes in capital and operating costs, business plans and phasing of development. The above sensitivity analyses therefore do not reflect a linear relationship between development margins or growth rate and value that can be extrapolated. The interdependency of these inputs and factors limits the practicability of estimating the probability or extent to which the overall recoverable amount is impacted by changes to the price assumptions or production volumes.
Given the impairment charges taken in the year, the recoverable amount of the transition businesses CGUs’ goodwill is equal to its carrying amount. Therefore, no disclosures regarding what changes in assumptions would cause headroom to be eroded have been provided. Also reflecting that goodwill impairment reversals are not permitted by IFRS the sensitivities identified above are provided to give context to the estimates taken at December 2025. No reversals to goodwill would arise should the estimates be changed favourably in the year ended December
2026.
customers & products

										$ million
					2025					2024
	Castrol	US Fuels	European Fuels	Other	Total	Castrol	US Fuels	European Fuels	Other	Total[a]
Goodwill[a]	—	844	823	578	2,245	2,615	828	801	553	4,797
aRestated to reflect the move of our Archaea Energy business from the customers & products segment to the gas & low carbon energy segment.
Cash flows for each group of CGUs are derived from the business segment plans, which cover a period of up to five years. To determine the value in use for each of the groups of cash-generating units, cash flows for a period of 10 years, are discounted and aggregated with a terminal value. Pre-
tax discount rates ranging from 10-12% are applied. It is estimated that no reasonably possible change in the key assumptions used in the US Fuels and European Fuels goodwill impairment assessments would cause the recoverable amount to be equal to the carrying amount of goodwill and related net non-current assets.
No material impairment of the goodwill balances in customers & products was recognized during 2025.
Castrol
The goodwill associated with Castrol was reclassified to assets held for sale during the year.
15. Intangible assets

								$ million
				2025				2024
	Exploration and appraisal expenditure[a]	Biogas rights agreements	Other intangibles	Total	Exploration and appraisal expenditure[a]	Biogas rights agreements	Other intangibles	Total
Cost
At 1 January	13,053	2,990	7,550	23,593	13,075	2,989	7,117	23,181
Exchange adjustments	—	—	350	350	—	—	(171)	(171)
Acquisitions[b]	—	—	28	28	—	—	351	351
Additions	1,213	1	544	1,758	1,539	193	904	2,636
Transfers to property, plant and equipment	(3,593)	—	—	(3,593)	(391)	—	—	(391)
Reclassified as assets held for sale	—	—	(667)	(667)	(1)	—	(385)	(386)
Deletions and disposals	(3,057)	(8)	(311)	(3,376)	(1,169)	(192)	(266)	(1,627)
At 31 December	7,616	2,983	7,494	18,093	13,053	2,990	7,550	23,593
Amortization
At 1 January	8,615	557	4,775	13,947	8,747	105	4,338	13,190
Exchange adjustments	—	—	215	215	—	—	(97)	(97)
Exploration expenditure written off	343	—	—	343	767	—	—	767
Charge for the year	—	93	736	829	—	114	717	831
Impairment losses	26	710	41	777	6	344	108	458
Impairment reversals	—	(84)	—	(84)	(2)	—	—	(2)
Transfers to property, plant and equipment	(2,285)	—	—	(2,285)	—	—	—	—
Reclassified as assets held for sale	—	—	(502)	(502)	—	—	(53)	(53)
Deletions and disposals	(3,046)	(7)	(291)	(3,344)	(903)	(6)	(238)	(1,147)
At 31 December	3,653	1,269	4,974	9,896	8,615	557	4,775	13,947
Net book amount at 31 December	3,963	1,714	2,520	8,197	4,438	2,433	2,775	9,646
Net book amount at 1 January	4,438	2,433	2,775	9,646	4,328	2,884	2,779	9,991
aFor further information see Intangible assets within Note 1 and Note 8.
b2024 primarily relates to the acquisition of GETEC ENERGIE GmbH.

bp Annual Report and Form 20-F 2025	199

Financial statements
16. Investments in joint ventures
The following table provides aggregated summarized financial information for the group's joint ventures as it relates to the amounts recognized in the group income statement and on the group balance sheet.

					$ million
		Income statement			Balance sheet
		Earnings from joint ventures - after interest and tax			Investments in joint ventures
	2025	2024	2023	2025	2024
Azule Energy	406	504	700	5,080	5,109
Other joint ventures	(706)	405	(633)	8,320	7,182
	(300)	909	67	13,400	12,291
The joint venture that is material to the group at 31 December 2025 is Azule Energy, which was formed during 2022 and in which bp owns a 50%
stake.
bp classifies its investment in Azule Energy Holdings Limited as a joint venture because, per the terms of the shareholders' agreements, bp has joint control over Azule Energy. Azule Energy Holdings Limited is based in Angola and its functional currency is USD.
The following table provides summarized financial information relating to Azule Energy for 2025, 2024 and 2023. This information is presented on a
100% basis and reflects adjustments made by bp to Azule Energy’s own results in applying the equity method of accounting. bp adjusts Azule
Energy Holdings Limited’s results for the accounting required under IFRS relating to bp’s purchase of its interests in Azule Energy Holdings Limited.
The operational and financial information is based on preliminary operational and financial results of Azule Energy Holdings Limited for 2025, 2024 and 2023. Actual results may differ from these amounts - immaterial adjustments to the 2023 numbers for Azule Energy Holdings Limited have been included in the 2024 numbers.

			$ million
			Gross amount
	2025	2024	2023
Sales and other operating revenues	4,426	5,410	5,164
Profit (loss) before interest and taxation	1,266	1,896	2,146
Finance costs	304	512	400
Profit (loss) before taxation[a]	962	1,384	1,746
Taxation	150	376	346
Profit (loss) for the year	812	1,008	1,400
Other comprehensive income	—	—	—
Total comprehensive income	812	1,008	1,400
Non-current assets	22,564	20,584
Current assets[b]	4,010	3,384
Total assets	26,574	23,968
Current liabilities[c]	5,056	3,576
Non-current liabilities[d]	11,358	10,174
Total liabilities	16,414	13,750
Net assets	10,160	10,218
Less: non-controlling interests	—	—
	10,160	10,218
aAzule Energy includes depreciation and amortisation of $2,729 million (2024 $2,844 million and 2023 $2,768 million), interest income of $nil (2024 $nil and 2023 $nil) and interest expense of $303 million (2024 $513 million and 2023 $407 million).
bAzule Energy includes cash and cash equivalents of $596 million (2024 $570 million).
cAzule Energy includes current financial liabilities of $4,635 million (2024 $3,417 million).
dAzule Energy includes non-current financial liabilities of $5,827 million (2024 $3,426 million).
The group received dividends of $437 million from Azule Energy Holdings Limited in 2025 (2024 $463 million and 2023 $708 million).

200	bp Annual Report and Form 20-F 2025
16. Investments in joint ventures – continued
The following table provides aggregated summarized financial information relating to the group’s share of joint ventures.

									$ million
									bp share
			2025			2024			2023
	Azule Energy	Other	Total	Azule Energy	Other	Total	Azule Energy	Other	Total
Sales and other operating revenues	2,213	10,030	12,243	2,705	12,164	14,869	2,582	13,705	16,287
Profit (loss) before interest and taxation	633	(61)	572	948	(74)	874	1,073	8	1,081
Finance costs	152	398	550	256	249	505	200	421	621
Profit (loss) before taxation	481	(459)	22	692	(323)	369	873	(413)	460
Taxation	75	247	322	188	(729)	(541)	173	219	392
Non-controlling interest	—	—	—	—	1	1	—	1	1
Profit (loss) for the year	406	(706)	(300)	504	405	909	700	(633)	67
Other comprehensive income	—	—	—	—	(3)	(3)	—	45	45
Total comprehensive income	406	(706)	(300)	504	402	906	700	(588)	112
Non-current assets	11,282	18,162	29,444	10,292	13,871	24,163
Current assets	2,005	3,960	5,965	1,692	4,363	6,055
Total assets	13,287	22,122	35,409	11,984	18,234	30,218
Current liabilities	2,528	3,398	5,926	1,788	2,914	4,702
Non-current liabilities	5,679	7,244	12,923	5,087	5,057	10,144
Total liabilities	8,207	10,642	18,849	6,875	7,971	14,846
Net assets	5,080	11,480	16,560	5,109	10,263	15,372
Less: non-controlling interests	—	(90)	(90)	—	(11)	(11)
	5,080	11,390	16,470	5,109	10,252	15,361

Group investment in joint ventures
Group share of net assets (as above)	5,080	11,390	16,470	5,109	10,252	15,361
Cumulative impairment charge	—	(3,066)	(3,066)	—	(3,066)	(3,066)
Loans made by group companies to joint ventures	—	(4)	(4)	—	(4)	(4)
	5,080	8,320	13,400	5,109	7,182	12,291
Transactions between the group and its joint ventures are summarized below.

						$ million
Sales to joint ventures		2025		2024		2023
Product	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December
LNG, crude oil and oil products, natural gas	2,470	469	3,653	507	3,585	501

Purchases from joint ventures		2025		2024		2023
Product	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December
LNG, crude oil and oil products, natural gas, refinery operating costs, plant processing fees	2,230	426	2,952	468	3,328	427
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
The majority of sales to joint ventures in 2025 relate to heating oil, gasoline, diesel and lubricant product transactions with Mobene and Ocwen
Energy. The majority of purchases from joint ventures in 2025 relate to crude oil and oil products transactions with Azule Energy.
bp's share of net impairment charges recognized by joint ventures in 2025 was $1,111 million (2024 $477 million and 2023 $1,285 million) of which
$1,082 million charge (2024 $nil and 2023 $1,152 million) was in the gas and low carbon energy segment and $29 million charge (2024 $477 million charge and 2023 $133 million charge) was in the oil production & operations segment. The 2025 charges in the gas and low carbon energy segment principally relate to Archaea Energy and offshore wind. The 2023 charges in the gas and low carbon energy segment principally related to the group's US offshore wind investments.

bp Annual Report and Form 20-F 2025	201

Financial statements
17. Investments in associates
The following table provides aggregated summarized financial information for the group’s associates as it relates to the amounts recognized in the group income statement and on the group balance sheet. There were no individually material associates to the Group at 31 December 2025.
Summarized financial information for the group’s share of associates is shown below.

			$ million
			bp share
	2025	2024	2023
Sales and other operating revenues	13,374	12,859	11,396
Profit before interest and taxation	1,940	2,389	2,279
Finance costs	32	41	41
Profit (loss) before taxation	1,908	2,348	2,238
Taxation	990	1,264	1,407
Profit (loss) for the year	918	1,084	831
Other comprehensive income	(4)	(9)	(237)
Total comprehensive income	914	1,075	594
Non-current assets	12,089	11,395
Current assets	3,915	4,230
Total assets	16,004	15,625
Current liabilities	2,997	3,009
Non-current liabilities	5,714	4,886
Total liabilities	8,711	7,895
Net assets	7,293	7,730

Group investment in associates
Group share of net assets (as above)	7,293	7,730
Loans made by group companies to associates	32	11
	7,325	7,741
Transactions between the group and its associates are summarized below.

						$ million
Sales to associates		2025		2024		2023
Product	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December
LNG, crude oil and oil products, natural gas	1,034	348	844	148	1,009	368

						$ million
Purchases from associates		2025		2024		2023
Product	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December
Crude oil and oil products, natural gas, transportation tariff	6,708	2,052	7,034	2,223	5,473	2,607
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
The majority of purchases from associates in 2025, 2024 and 2023 relate to crude oil and oil products transactions with Aker BP. Sales to associates are related to various entities.
bp has commitments amounting to $6,993 million (2024 $7,921 million), primarily in relation to contracts with its associates for the purchase of transportation capacity. For information on capital commitments in relation to associates see Note 13.
bp's share of impairment charges taken by associates in 2025 was $265 million (2024 $14 million).

202	bp Annual Report and Form 20-F 2025
18. Other investments

				$ million
		2025		2024
	Current	Non-current	Current	Non-current
Equity investments[a]	—	816	—	1,095
Contingent consideration	60	25	55	136
Other	98	16	110	61
	158	857	165	1,292
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
consideration relates to amounts arising on disposals which are financial assets classified as measured at fair value through profit or loss.
19. Inventories

		$ million
	2025	2024
Crude oil	2,789	3,007
Natural gas	697	548
Emissions allowances	843	549
Refined petroleum and petrochemical products	5,803	6,627
	10,132	10,731
Trading inventories	8,665	8,977
Supplies	2,105	1,946
Biological assets	112	178
Solar projects	1,485	1,400
	22,499	23,232
Cost of inventories expensed in the income statement	110,640	113,941
The inventory valuation at 31 December 2025 is stated net of a provision of $475 million (2024 $388 million) to write down inventories to their net realizable value, of which $277 million (2024 $199 million) relates to hydrocarbon inventories. The net charge to the income statement in the year in respect of inventory net realizable value provisions was $137 million (2024 $77 million credit), of which $73 million charge (2024 $104 million credit)
related to hydrocarbon inventories.
Trading inventories are valued using quoted benchmark prices adjusted as appropriate for location and quality differentials. They are predominantly categorized within level 2 of the fair value hierarchy.
20. Trade and other receivables

				$ million
		2025		2024
	Current	Non-current	Current	Non-current
Financial assets
Trade receivables	21,107	6	21,659	502
Amounts receivable from joint ventures and associates	817	—	655	—
Other receivables	2,882	1,755	3,524	808
	24,806	1,761	25,838	1,310
Non-financial assets
Sales taxes and production taxes	1,032	509	1,165	356
Other receivables	176	106	124	149
	1,208	615	1,289	505
	26,014	2,376	27,127	1,815
In both 2025 and 2024 the group entered into non-recourse arrangements to discount certain receivables in support of supply and trading activities and the management of credit risk.
Trade and other receivables are predominantly non-interest bearing.
See Note 29 for further information.

bp Annual Report and Form 20-F 2025	203

Financial statements
21. Valuation and qualifying accounts

						$ million
		2025		2024		2023
	Trade and other receivables	Fixed asset investments	Trade and other receivables	Fixed asset investments	Trade and other receivables	Fixed asset investments
At 1 January	995	3,298	1,424	3,183	636	3,050
Charged to costs and expenses	23	179	(90)	140	866	176
Charged to other accounts[a]	10	—	(7)	—	1	(1)
Deductions	(90)	(62)	(332)	(25)	(79)	(42)
At 31 December	938	3,415	995	3,298	1,424	3,183
aPrincipally exchange adjustments.
Valuation and qualifying accounts relating to trade and other receivables comprise expected credit loss allowances. The expected credit loss allowance comprises $811 million (2024 $858 million, 2023 $1,301 million) relating to receivables that were credit-impaired at the end of the year and
$127 million (2024 $137 million, 2023 $123 million) relating to receivables that were not credit-impaired at the end of the year.
Valuation and qualifying accounts relating to fixed asset investments comprise impairment provisions for investments in equity-accounted entities.
Valuation and qualifying accounts are deducted in the balance sheet from the assets to which they apply. For further information on the group's credit risk management policies and how the group recognizes and measures expected losses see Note 29.
22. Trade and other payables

				$ million
		2025		2024
	Current	Non-current	Current	Non-current
Financial liabilities
Trade payables	37,082	—	38,636	—
Amounts payable to joint ventures and associates	2,477	1	2,690	1
Payables for capital expenditure and acquisitions	3,054	85	3,670	309
Payables related to the Gulf of America oil spill	1,520	5,735	1,126	6,830
Other payables	7,771	457	7,358	678
	51,904	6,278	53,480	7,818
Non-financial liabilities
Sales taxes, customs duties, production taxes and social security	2,001	55	2,121	54
Other payables	2,938	1,642	2,810	1,537
	4,939	1,697	4,931	1,591
	56,843	7,975	58,411	9,409
Materially all of bp's trade payables have payment terms of less than 60 days and give rise to operating cash flows.
Trade and other payables, other than those relating to the Gulf of America oil spill, are predominantly interest free. See Note 29 (c) for further information.
Payables related to the Gulf of America oil spill include amounts payable under the 2016 consent decree and settlement agreement with the United
States and five Gulf coast states, including amounts payable for natural resource damages, state claims and Clean Water Act penalties. On a discounted basis the amounts included in payables related to the Gulf of America oil spill for these elements of the agreements are $3,207 million payable over seven years, $1,748 million payable over eight years and $2,276 million payable over seven years respectively at 31 December 2025.
Reported within net cash provided by operating activities in the group cash flow statement is a net cash outflow of $1,169 million (2024 outflow of
$1,192 million, 2023 outflow of $1,280 million) related to the Gulf of America oil spill, which includes payments made in relation to these agreements.
For full details of these agreements, see bp Annual Report and Form 20-F 2015 - Legal Proceedings.
Payables related to the Gulf of America oil spill at 31 December 2025 also include amounts payable for settled economic loss and property damage claims which are payable over a period of up to two years.

204	bp Annual Report and Form 20-F 2025
23. Provisions

						$ million
	Decommissioning	Environmental	Litigation and claims	Emissions	Other[c]	Total
At 1 January 2025	11,758	1,518	701	2,330	1,981	18,288
Exchange adjustments	159	15	6	99	144	423
Acquisitions	—	—	26	—	3	29
New and increase in existing provisions[a]	528	325	362	3,052	1,329	5,596
Write-back of unused provisions[a]	(2)	(73)	(20)	(83)	(707)	(885)
Unwinding of discount[b]	530	63	20	—	62	675
Utilization	(17)	(297)	(188)	(1,834)	(522)	(2,858)
Reclassified to other payables	(540)	(2)	(108)	—	(2)	(652)
Reclassified as liabilities directly associated with assets held for sale	(21)	(31)	(2)	—	(21)	(75)
Deletions	(142)	(18)	(1)	—	(1)	(162)
At 31 December 2025	12,253	1,500	796	3,564	2,266	20,379
Of which – current	824	319	100	2,709	757	4,709
– non-current	11,429	1,181	696	855	1,509	15,670
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
Gulf of America oil spill
The group has recognized certain assets, payables and provisions and incurs certain residual costs relating to the Gulf of America oil spill that occurred in 2010. For further information see Notes 7, 22, 29 and 33. The litigation and claims provision presented in the table above includes the latest estimate for the remaining costs associated with the Gulf of America oil spill. The amounts payable may differ from the amount provided and the timing of payments is uncertain.

bp Annual Report and Form 20-F 2025	205

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
The defined benefit pension obligation in the UK consists primarily of a closed funded final salary pension plan under which retired employees draw the majority of their benefit as an annuity. This pension plan is governed by a corporate trustee whose board is composed of four member-
nominated directors, four company-nominated directors, one independent director and one independent chair nominated by the company. The trustee board is required by law to act in the best interests of the plan participants and is responsible for setting certain policies, such as investment policies of the plan.
Employees in the UK are eligible for membership of defined contribution plans established with third-party providers.
In the US, all pension benefits now accrue under a cash balance formula. Benefits previously accrued under final salary formulas are legally protected. Retiring US employees typically take their pension benefit in the form of a lump sum payment upon retirement. The plan is funded and its assets are overseen by a fiduciary Investment Committee. At the end of 2025 the committee was composed of five bp employees appointed by the president of bp Corporation North America Inc. (the appointing officer). The Investment Committee is required by law to act in the best interests of the plan participants and is responsible for setting certain policies, such as the investment policies of the plan. US employees are also eligible to participate in a defined contribution (401k) plan in which employee contributions are matched with company contributions.
In the US, group companies also provide post-employment healthcare to eligible retired employees and their dependents (and, in certain legacy cases, life insurance coverage); the entitlement to these benefits is based on the date of hire, the employee remaining in service until a specified age and completion of a minimum period of service.
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
Following agreement with the works council, a proportion of the existing defined benefit plans covering approximately 60% of the total active membership in Germany were closed to future accrual on 31 December 2025 resulting in a net past service cost of $6 million being recognized in the income statement. Affected employees became eligible for new cash balance arrangements from 1 January 2026.
In the Netherlands, new legislation came into effect in 2023 for domestic pension plans requiring that new pension benefit accruals be exclusively held in defined contribution plans from 1 January 2028 at the latest. In light of these requirements, and, following agreement with the Dutch retail and refinery works councils, the existing defined benefit plans were closed to future accrual on 31 August 2025 resulting in a curtailment gain of
$40 million being recognized in the income statement. A new defined contribution plan for members of the defined benefits plans, as well as for new members, came into effect on 1 September 2025.
The level of contributions to funded defined benefit plans is the amount needed to provide adequate funds to meet pension obligations as they fall due. During 2025 the aggregate level of contributions was $46 million (2024 $69 million and 2023 $42 million) along with $49 million of refunds from closed plans (2024 $nil and 2023 $nil). The aggregate level of contributions in 2026 is expected to be approximately $100 million and includes contributions in all countries that we expect to be required to make contributions by law or under contractual agreements, as well as an allowance for discretionary funding.
For the primary UK defined benefit plan there is a funding agreement between the group and the trustee. On a three year cycle, a schedule of contributions is agreed covering the next five years. The schedule of contributions is next scheduled to be updated after the 31 December 2026 formal actuarial valuation. No contractually committed funding was due at 31 December 2025.
The surplus relating to the primary UK defined benefit pension plan is recognized on the balance sheet on the basis that the company is entitled to a refund of any remaining assets once all members have left the plan.
Minimum pension funding in the US is determined by legislation and is supplemented by discretionary contributions. No contributions were made into the US pension plan in 2025 and no statutory funding requirement is expected in the next 12 months.
The surplus relating to the US pension fund is recognized on the balance sheet on the basis that economic benefit can be gained from the surplus through a reduction in future contributions.
There was no minimum funding requirement for the US plan, and no significant minimum funding requirements in other countries at 31 December
2025.
Following the closure of the Netherlands defined benefit plans to future accrual, the group’s ability to access the surplus of $277 million at
31 December 2025 is now fully restricted as the company does not have a right to a refund and can no longer gain an economic benefit through a reduction contributions. Consequently, the net defined benefit asset recognized on the balance sheet for these plans is now fully capped at zero.
The obligation and cost of providing pensions and other post-employment benefits is assessed annually using the projected unit credit method.
The date of the most recent actuarial review was 31 December 2025. The UK defined benefit plans are subject to a formal actuarial valuation every three years; valuations are required more frequently in many other countries. The most recent formal actuarial valuation of the primary UK defined benefit pension plan was as at 31 December 2023. A valuation of the US plan and largest Eurozone plans are carried out annually.

206	bp Annual Report and Form 20-F 2025
24. Pensions and other post-employment benefits – continued
The material financial assumptions used to estimate the benefit obligations of the various plans are set out below. The assumptions are reviewed by management at the end of each year and are used to evaluate the accrued benefit obligation at 31 December and pension expense for the following year.

									%
Financial assumptions used to determine benefit obligation			UK			US			Eurozone
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Discount rate for plan liabilities	5.6	5.5	4.8	5.4	5.6	5.0	4.2	3.5	3.6
Rate of increase for pensions in payment	2.7	2.9	2.8	—	—	—	1.8	1.8	2.1
Rate of increase in deferred pensions	2.7	2.9	2.8	—	—	—	0.6	0.6	0.7
Inflation for plan liabilities	2.9	3.1	3.0	2.0	2.0	2.0	2.0	2.0	2.4
									%
Financial assumptions used to determine benefit expense			UK			US			Eurozone
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Discount rate for plan service cost[a]	N/A	N/A	N/A	5.7	5.0	5.2	3.7	3.7	4.3
Discount rate for plan other finance expense	5.5	4.8	5.0	5.6	5.0	5.2	3.5	3.6	4.2
Inflation for plan service cost[a]	N/A	N/A	N/A	2.0	2.0	2.0	2.0	2.4	2.1
aUK discount rate and inflation rate assumptions are not relevant in determining the benefit expense for the closed UK plan. Rates for the remaining small worldwide plan administered/reported through the UK are 5.6% (2024 5.0% and 2023 5.0%) and 2.1% (2024 1.9% and 2023 1.9%) respectively.
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
appropriate to reflect the experience of the group and an extrapolation of past longevity improvements into the future. bp’s most substantial pension liabilities are in the UK, the US and the Eurozone where our mortality assumptions are as follows:

									Years
Mortality assumptions			UK			US			Eurozone
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Life expectancy at age 60 for a male currently aged 60	27.1	27.0	27.4	25.2	25.1	25.0	26.4	26.2	26.1
Life expectancy at age 60 for a male currently aged 40	28.9	28.9	29.2	26.9	26.8	26.7	28.9	28.6	28.6
Life expectancy at age 60 for a female currently aged 60	28.9	29.0	29.2	28.2	28.1	28.1	29.5	29.5	29.3
Life expectancy at age 60 for a female currently aged 40	30.4	30.5	30.6	29.7	29.6	29.6	31.7	31.7	31.6
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
The trustee’s long-term investment objective for the primary UK defined benefit plan is to invest the plan’s assets in a responsible manner that considers downside risk such that the assets are expected to be sufficient to pay benefits as and when they fall due. The UK plan uses a liability driven investment (LDI) approach for part of the portfolio, investing primarily in government bonds to economically hedge against the effect of the most significant plan liability assumptions of interest rate and inflation rate. This is partly funded by short-term sale and repurchase agreements, whereby the plan borrows money using existing bonds as security and which will be bought back at a specified price at an agreed future date. The funds raised are used to invest in further bonds to increase the proportion of assets which match the plan liabilities. The borrowings are shown separately in the analysis of pension plan assets in the table below.
During 2025, the trustee extended its derisking strategy for the primary UK defined benefit plan by completing a bulk annuity buy-in transaction with Legal & General Assurance Society Limited covering approximately 12% of the plan’s liabilities. The buy-in was paid for by way of transfer of
$2,183 million of government issued bonds from the plan assets in exchange for a stream of cashflows to the plan replicating payments due to relevant members.
The group was not legally relieved of the primary responsibility for the obligation and the benefits continue to be payable by the plan. The difference of $148 million between the buy-in purchase price ($2,183 million) and the defined benefit liability covered by the policy ($2,035 million)
was accounted for in other comprehensive income.
For the primary UK defined benefit plan there is an agreement with the trustee to at least maintain the proportion of assets with liability matching characteristics and review over time. There is a similar agreement in place for the primary US plan. During 2025, excluding qualifying insurance policies in the UK, the asset allocation policies of the primary UK and US plans remained unchanged.

bp Annual Report and Form 20-F 2025	207

Financial statements
24. Pensions and other post-employment benefits – continued
The current asset allocation policy for the major plans at 31 December 2025 was as follows:

	UK	US
Asset category	%	%
Total equity (including private equity)	8	19
Bonds/cash (including LDI)	85	81
Property/real estate	7	—
The amounts invested under the LDI programme by the primary UK pension plan as at 31 December 2025 were $3,702 million (2024 $4,970 million)
of government-issued nominal bonds and $10,805 million (2024 $11,105 million) of index-linked bonds.
Some of the group’s pension plans in the Eurozone and other countries use derivative financial instruments as part of their asset mix to manage the level of risk. The fair value of these instruments is included in other assets in the table below.
The group’s main pension plans do not invest directly in either securities or property/real estate of the company or of any subsidiary.
The fair values of the various categories of assets held by the defined benefit plans at 31 December are presented in the table below, including the effects of derivative financial instruments. Movements in the fair value of plan assets during the year are shown in detail in the table on page 208.

					$ million
	UKa	USb	Eurozone	Other	Total
Fair value of pension plan assets
At 31 December 2025
Listed equities – developed markets	725	137	84	181	1,127
– emerging markets	29	17	10	70	126
Private equity[c]	1,871	910	—	—	2,781
Government issued nominal bonds[d]	3,761	1,369	901	214	6,245
Government issued index-linked bonds[d]	10,805	—	85	8	10,898
Corporate bonds[d]	5,383	2,790	70	236	8,479
Property[e]	2,487	—	6	13	2,506
Cash	574	83	912	106	1,675
Other[f]	3,232	46	(58)	11	3,231
Debt (repurchase agreements) used to fund liability driven investments	(4,278)	—	—	—	(4,278)
	24,589	5,352	2,010	839	32,790
At 31 December 2024
Listed equities – developed markets	963	113	341	230	1,647
– emerging markets	32	13	55	75	175
Private equity[c]	1,916	950	—	2	2,868
Government issued nominal bonds[d]	5,027	1,317	690	223	7,257
Government issued index-linked bonds[d]	11,105	—	78	7	11,190
Corporate bonds[d]	6,088	2,763	605	261	9,717
Property[e]	2,344	—	84	19	2,447
Cash	416	67	100	78	661
Other[f]	1,039	36	54	14	1,143
Debt (repurchase agreements) used to fund liability driven investments	(5,664)	—	—	—	(5,664)
	23,266	5,259	2,007	909	31,441
At 31 December 2023
Listed equities – developed markets	862	97	333	232	1,524
– emerging markets	28	12	51	66	157
Private equity[c]	2,022	1,014	—	2	3,038
Government issued nominal bonds[d]	6,285	1,457	746	285	8,773
Government issued index-linked bonds[d]	13,177	—	88	—	13,265
Corporate bonds[d]	6,144	2,802	605	166	9,717
Property[e]	2,437	—	92	17	2,546
Cash	453	59	82	85	679
Other[f]	1,123	33	55	391	1,602
Debt (repurchase agreements) used to fund liability driven investments	(6,485)	—	—	—	(6,485)
	26,046	5,474	2,052	1,244	34,816
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
fOther includes qualifying insurance policies in the UK amounting to $2,159 million representing the asset associated with the buy in outlined on page 206. The fair value of these insurance policies is equal to the value of the defined benefit obligations to which these policies relate. Other included insurance policies arising from annuity buy-in in Canada amounting to $374 million in 2023.
Completion of a buy-out in 2024 reduced these amounts to $nil.

208	bp Annual Report and Form 20-F 2025
24. Pensions and other post-employment benefits – continued

					$ million
					2025
	UK	US	Eurozone	Other	Total
Analysis of the amount charged to profit or loss
Current service cost[a]	47	157	56	25	285
Past service cost[b]	—	—	(39)	—	(39)
Settlement[b]	—	—	11	—	11
Operating charge (credit) relating to defined benefit plans	47	157	28	25	257
Payments to defined contribution plans	180	179	7	35	401
Total operating charge (credit)	227	336	35	60	658
Interest income on plan assets[a]	(1,322)	(286)	(78)	(38)	(1,724)
Interest on plan liabilities	976	300	190	48	1,514
Other finance (income) expense	(346)	14	112	10	(210)
Analysis of the amount recognized in other comprehensive income
Actual asset return less interest income on plan assets	(613)	120	(225)	(1)	(719)
Change in financial assumptions underlying the present value of the plan liabilities	453	(242)	436	8	655
Change in demographic assumptions underlying the present value of the plan liabilities	(26)	—	—	(1)	(27)
Experience gains and losses arising on the plan liabilities	15	(40)	(102)	(3)	(130)
Remeasurements recognized in other comprehensive income	(171)	(162)	109	3	(221)
Movements in benefit obligation during the year
Benefit obligation at 1 January	17,324	5,524	5,002	1,007	28,857
Exchange adjustments	1,301	—	646	50	1,997
Operating charge relating to defined benefit plans	47	157	28	25	257
Interest cost	976	300	190	48	1,514
Contributions by plan participants	8	—	2	5	15
Benefit payments (funded plans)[c]	(1,160)	(313)	(95)	(64)	(1,632)
Benefit payments (unfunded plans)[c]	(10)	(145)	(246)	(11)	(412)
Reclassified as assets held for sale	(24)	—	(161)	(77)	(262)
Disposals	—	—	(1)	—	(1)
Remeasurements	(442)	282	(334)	(4)	(498)
Benefit obligation at 31 Decembera d e	18,020	5,805	5,031	979	29,835
Movements in fair value of plan assets during the year
Fair value of plan assets at 1 January	23,266	5,259	2,007	909	31,441
Exchange adjustments	1,757	—	257	43	2,057
Interest income on plan assetsa e	1,322	286	78	38	1,724
Contributions by plan participants	8	—	2	5	15
Contributions by and refunds to employers (funded plans)	9	—	16	(28)	(3)
Benefit payments (funded plans)[c]	(1,160)	(313)	(95)	(64)	(1,632)
Reclassified as assets held for sale	—	—	(30)	(63)	(93)
Remeasurements[f]	(613)	120	(225)	(1)	(719)
Fair value of plan assets at 31 December[g]	24,589	5,352	2,010	839	32,790
Surplus (deficit) at 31 December	6,569	(453)	(3,021)	(140)	2,955
Represented by
Asset recognized	6,697	921	93	60	7,771
Liability recognized	(128)	(1,374)	(3,114)	(200)	(4,816)
	6,569	(453)	(3,021)	(140)	2,955
The surplus (deficit) may be analysed between funded and unfunded plans as follows
Funded	6,696	921	84	29	7,730
Unfunded	(127)	(1,374)	(3,105)	(169)	(4,775)
	6,569	(453)	(3,021)	(140)	2,955
The defined benefit obligation may be analysed between funded and unfunded plans as follows
Funded	(17,893)	(4,431)	(1,926)	(810)	(25,060)
Unfunded	(127)	(1,374)	(3,105)	(169)	(4,775)
	(18,020)	(5,805)	(5,031)	(979)	(29,835)
aThe costs of managing plan investments are offset against the investment return, the costs of administering pension plan benefits are generally included in current service cost and the costs of administering other post-employment benefit plans are included in the benefit obligation. Following the closure of the primary UK pension plan, current service cost in the UK consists of
$36 million of costs of administering that plan and $11 million of current service cost from the remaining small worldwide plans administered and reported through the UK.
bPast service costs predominantly reflect curtailment impacts from the closure of plans in the Netherlands and Germany to future accrual. Settlements represent losses associated with restructuring activity in Germany.
cThe benefit payments amount shown above comprises $1,975 million benefits and $12 million settlements, plus $57 million of plan expenses incurred in the administration of the benefit.
dThe benefit obligation for the US is made up of $4,602 million for pension liabilities and $1,203 million for other post-employment benefit liabilities (which are unfunded and are primarily retiree medical liabilities). The benefit obligation for the Eurozone includes $2,976 million for pension liabilities in Germany which is largely unfunded.

bp Annual Report and Form 20-F 2025	209

Financial statements
24. Pensions and other post-employment benefits – continued
eIncludes $346 million (2024 $155 million) representing assets ceilings in plans in the Netherlands (see page 205), Switzerland and the UK. Movements in the asset ceiling during 2025 were interest cost of $8 million and remeasurements of $183 million.
fThe actual return on plan assets is made up of the sum of the interest income on plan assets and the remeasurement of plan assets as disclosed above.
gThe fair value of plan assets includes borrowings related to the LDI programme as described on page 207.

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
administration of the benefit.

210	bp Annual Report and Form 20-F 2025
24. Pensions and other post-employment benefits – continued
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
fThe fair value of plan assets includes borrowings related to the LDI programme as described on page 207.

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
Sensitivity analysis
The discount rate, inflation and the mortality assumptions all have a significant effect on the amounts reported. A one-percentage point change, in isolation, in certain assumptions as at 31 December 2025 for the group’s pensions and other post-employment benefit expense would have had the effects shown in the tables below. The effects shown for the expense in 2026 comprise the total of current service cost and net finance income or expense.

						$ million
					One percentage point
	UK		US		Eurozone
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate[a]
Effect on expense in 2026	(186)	168	(44)	46	(2)	(5)
Effect on obligation at 31 December 2025	(1,803)	2,185	(465)	614	(497)	604
Inflation rate[b]
Effect on expense in 2026	90	(82)	8	(6)	22	(20)
Effect on obligation at 31 December 2025	1,613	(1,464)	39	(33)	480	(414)
aThe amounts presented reflect that the discount rate is used to determine the asset interest income as well as the interest cost on the obligation.
bThe amounts presented reflect the total impact of an inflation rate change on the assumptions for rate of increase in salaries, pensions in payment and deferred pensions.

			$ million
		One year increase
	UK	US	Eurozone
Longevity
Effect on expense in 2026	33	4	9
Effect on obligation at 31 December 2025	593	60	189

bp Annual Report and Form 20-F 2025	211

Financial statements
24. Pensions and other post-employment benefits – continued
Estimated future benefit payments and the weighted average duration of defined benefit obligations
The expected benefit payments, which reflect expected future service, as appropriate, but exclude plan expenses, and the weighted average duration of the defined benefit obligations at 31 December 2025 are as follows:

					$ million
Estimated future benefit payments	UK	US	Eurozone	Other	Total
2026	1,190	467	324	61	2,042
2027	1,212	463	325	55	2,055
2028	1,219	458	320	56	2,053
2029	1,233	467	319	55	2,074
2030	1,234	473	312	54	2,073
2031 - 2035	6,214	2,383	1,431	285	10,313
					Years
Weighted average duration	11.1	9.2	12.5	12.6
25. Cash and cash equivalents

		$ million
	2025	2024
Cash	17,158	16,414
Triparty repos and term bank deposits	12,691	14,453
Other cash equivalents	6,707	8,337
	36,556	39,204
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
Cash and cash equivalents at 31 December 2025 includes $4,725 million (2024 $4,844 million) that is restricted. The restricted cash balances include amounts required to cover initial margin on trading exchanges and certain cash balances which are subject to exchange controls.
The group holds $6,434 million (2024 $5,774 million) of cash and cash equivalents outside the UK and it is not expected that any significant tax will arise on repatriation.
26. Finance debt

						$ million
			2025			2024
	Current	Non-current	Total	Current	Non-current	Total
Borrowings	3,356	54,602	57,958	4,474	55,073	59,547
The main elements of current borrowings are the current portion of long-term borrowings that is due to be repaid in the next 12 months of $3,003 million (2024 $3,793 million) and issued commercial paper of $200 million (2024 $500 million). Finance debt does not include accrued interest of
$552 million (2024 $585 million), which is reported within other payables. As part of actively managing its debt portfolio, during the year the group bought back $2.0 billion (2024 $nil) of finance debt consisting entirely of US dollar bonds. These transactions have no significant impact on net debt or gearing.
The following table shows the weighted-average interest rates achieved through a combination of borrowings and derivative financial instruments entered into to manage interest rate and currency exposures.

		Fixed rate debt		Floating rate debt		Total
	Weighted average interest rate %	Weighted average time for which rate is fixed Years	Amount $ million	Weighted average interest rate %	Amount $ million	Amount $ million
						2025
US dollar	5	8	41,018	4	16,486	57,504
Other currencies	6	4	246	6	208	454
			41,264		16,694	57,958

						2024
US dollar	4	8	41,145	5	17,847	58,992
Other currencies	6	3	396	6	159	555
			41,541		18,006	59,547

212	bp Annual Report and Form 20-F 2025
26. Finance debt - continued
Fair values
The estimated fair value of finance debt is shown in the table below together with the carrying amount as reflected in the balance sheet.
Long-term borrowings in the table below include the portion of debt that matures in the 12 months from 31 December 2025, whereas in the group balance sheet the amount is reported within current finance debt.
The carrying amount of the group’s short-term borrowings, comprising mainly of commercial paper, approximates their fair value. The fair values of the significant majority of the group’s long-term borrowings are determined using quoted prices in active markets, and so fall within level 1 of the fair value hierarchy. Where quoted prices are not available, quoted prices for similar instruments in active markets are used and such measurements are therefore categorized in level 2 of the fair value hierarchy.

				$ million
		2025		2024
	Fair value	Carrying amount	Fair value	Carrying amount
Short-term borrowings	353	353	681	681
Long-term borrowings	54,582	57,605	54,285	58,866
Total finance debt	54,935	57,958	54,966	59,547
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
equity are included in the denominator of the calculation.
At 31 December 2025, gearing was 23.1% (2024 22.7%).

		$ million
At 31 December	2025	2024
Finance debt	57,958	59,547
Less: fair value asset (liability) of hedges related to finance debt[a]	(780)	(2,654)
	58,738	62,201
Less: cash and cash equivalents	36,556	39,204
Net debt	22,182	22,997
Total equity	74,000	78,318
Gearing	23.1%	22.7%
aDerivative financial instruments entered into for the purpose of managing foreign currency exchange risk associated with net debt with a fair value liability position of $94 million (2024 liability of
$166 million) are not included in the calculation of net debt shown above as hedge accounting was not applied for these instruments.
Certain subsidiaries in the group have externally imposed capital requirements and have been in compliance with these requirements throughout the year.

bp Annual Report and Form 20-F 2025	213

Financial statements
27. Capital disclosures and net debt - continued
An analysis of changes in liabilities arising from financing activities is provided below.

					$ million
	Finance debt	Currency swaps[a]	Lease liabilities	Partner payable for leases entered into on behalf of joint operations	Total liabilities arising from financing activities
At 1 January 2025	59,547	4,113	12,000	37	75,697
Exchange adjustments	127	—	399	2	528
Net financing cash flow	(3,290)	(22)	(3,091)	(2)	(6,405)
Fair value (gains) losses	1,664	(3,044)	—	—	(1,380)
New and remeasured leases/joint operations payables	—	—	5,449	(4)	5,445
Other movements	(90)	—	(186)	(2)	(278)
At 31 December 2025	57,958	1,047	14,571	31	73,607

At 1 January 2024	51,954	2,978	11,121	30	66,083
Exchange adjustments	(39)	—	(272)	(1)	(312)
Net financing cash flow	4,761	(27)	(2,833)	(14)	1,887
Fair value (gains) losses	(840)	1,162	—	—	322
New and remeasured leases/joint operations payables	—	—	3,441	24	3,465
Other movements[b]	3,711	—	543	(2)	4,252
At 31 December 2024	59,547	4,113	12,000	37	75,697
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
In addition to the liabilities included in the table above the group has accrued $448 million (2024 $922 million) at the balance sheet date for shares repurchased between the end of the reporting period and 10 February 2026 (2024 11 February 2025). $4,486 million (2024 $7,127 million) is included in financing activities in the group cash flow statement for the cash used to repurchase shares during the year.
28. Leases
The group leases a number of assets as part of its activities. This primarily includes drilling rigs in the oil production & operations and gas & low carbon energy segments and retail service stations, oil depots and storage tanks in the customer & products segment as well as office accommodation and vessel charters across the group. The weighted-average remaining lease term for the total lease portfolio is around nine years
(2024 eight years). Some leases have payments that vary with market interest or inflation rates. Certain leases contain residual value guarantees, which may be triggered in certain circumstances such as if market values have significantly declined at the conclusion of the lease.
The table below shows the timing of the undiscounted cash outflows for the lease liabilities included on the balance sheet.

		$ million
	2025	2024
Undiscounted lease liability cash flows due:
Within 1 year	3,596	3,237
1 to 2 years	2,906	2,418
2 to 3 years	2,222	1,798
3 to 4 years	1,620	1,394
4 to 5 years	1,481	1,099
5 to 10 years	4,076	3,039
Over 10 years	3,435	1,283
	19,336	14,268
Impact of discounting	(4,765)	(2,268)
Lease liabilities at 31 December	14,571	12,000
Of which – current	2,832	2,660
– non-current	11,739	9,340

214	bp Annual Report and Form 20-F 2025
28. Leases - continued
The group may enter into lease arrangements a number of years before taking control of the underlying asset due to construction lead times or to secure future operational requirements. The total undiscounted amount for future commitments for leases not yet commenced as at 31 December
2025 is $2,953 million (2024 $5,311 million). The majority of this future commitment relates to pipelines that are under construction in the Gulf of
America from 2026.

		$ million
	2025	2024
Total cash outflow for amounts included in lease liabilities	3,727	3,283
Expense for variable payments not included in the lease liability[a]	61	45
Short-term lease expense[a]	286	499
Additions to right-of-use assets in the period	4,349	3,781
Gain (loss) on sale and leaseback transactions	1	—
aThe cash outflows for amounts not included in lease liabilities approximate the income statement expenses disclosed above.
An analysis of right-of-use assets and depreciation is provided in Note 12. An analysis of lease interest expense is provided in Note 7.
29. Financial instruments and financial risk factors
The accounting classification of each category of financial instruments and their carrying amounts are set out below.

					$ million
At 31 December 2025	Note	Measured at amortized cost	Mandatorily measured at fair value through profit or loss	Derivative hedging instruments	Total carrying amount
Financial assets
Other investments	18	—	1,015	—	1,015
Loans		1,991	457	—	2,448
Trade and other receivables	20	26,567	—	—	26,567
Derivative financial instruments	30	—	25,892	245	26,137
Cash and cash equivalents	25	31,777	4,779	—	36,556
Financial liabilities
Trade and other payables	22	(58,182)	—	—	(58,182)
Derivative financial instruments	30	—	(23,056)	(1,024)	(24,080)
Accruals		(7,406)	—	—	(7,406)
Lease liabilities	28	(14,571)	—	—	(14,571)
Finance debt	26	(57,958)	—	—	(57,958)
		(77,782)	9,087	(779)	(69,474)

					$ million
At 31 December 2024	Note	Measured at amortized cost	Mandatorily measured at fair value through profit or loss	Derivative hedging instruments	Total carrying amount
Financial assets
Other investments	18	26	1,431	—	1,457
Loans		1,807	377	—	2,184
Trade and other receivables	20	27,148	—	—	27,148
Derivative financial instruments	30	—	21,226	—	21,226
Cash and cash equivalents	25	32,547	6,657	—	39,204
Financial liabilities
Trade and other payables	22	(61,298)	—	—	(61,298)
Derivative financial instruments	30	—	(20,224)	(2,655)	(22,879)
Accruals		(7,397)	—	—	(7,397)
Lease liabilities	28	(12,000)	—	—	(12,000)
Finance debt	26	(59,547)	—	—	(59,547)
		(78,714)	9,467	(2,655)	(71,902)
The fair value of finance debt is shown in Note 26. For all other financial instruments within the scope of IFRS 9, the carrying amount is either the fair value, or approximates the fair value.
Information on gains and losses on derivative financial assets and financial liabilities classified as measured at fair value through profit or loss is provided in the derivative gains and losses section of Note 30. Fair value gains and losses related to other assets and liabilities classified as measured at fair value through profit or loss totalled a net loss of $354 million (2024 net gain of $1 million and 2023 net loss of $11 million). Dividend income of $19 million (2024 $24 million and 2023 $18 million) from investments in equity instruments classified as measured at fair value through profit or loss is presented within other income.

bp Annual Report and Form 20-F 2025	215

Financial statements
29. Financial instruments and financial risk factors – continued
Interest income and expenses arising on financial instruments are disclosed in Note 7.
Financial risk factors
The group is exposed to a number of different financial risks arising from ordinary business exposures as well as its use of financial instruments including market risks relating to commodity prices; foreign currency exchange rates and interest rates; credit risk; and liquidity risk.
The group financial risk committee (GFRC) advises the chief financial officer (CFO) who oversees the management of these risks. The GFRC is chaired by the CFO and consists of a group of senior managers including the SVPs tax and treasury, central financial planning & analysis, mergers &
acquisitions and business development, finance supply, trading and shipping, and the group controller. The purpose of the committee is to advise on financial risks and the appropriate financial risk governance framework for the group. The committee provides assurance to the CFO and the chief executive officer (CEO), and via the CEO to the board, that the group’s financial risk-taking activity is governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.
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
The group measures market risk exposure arising from its risk managed trading positions using value-at-risk techniques based on Monte Carlo simulation models. These techniques make a statistical assessment of the market risk arising from possible future changes in market prices over a one-day holding period within a 95% confidence level. Risk managed trading activity is subject to value-at-risk and other limits for each trading activity and the aggregate of all trading activity. The calculation of potential changes in value within the risk managed period considers positions, historical price movements and the correlation of these price movements. Models are regularly reviewed against actual fair value movements to ensure integrity is maintained. The value-at-risk measure is supplemented by stress testing and scenario analysis through simulating the financial impact of certain physical, economic and geo-political scenarios. The value-at-risk measure in respect of the aggregated risk managed trading positions at 31 December 2025 was $34 million (2024 $42 million) whereas the average value-at-risk measure for the period was $49 million (2024
$35 million). This measure incorporates the effect of diversification reflecting the offsetting risks across the trading portfolio. Alternative measures are used to monitor exposures which are not risk managed and for which value-at-risk techniques are not appropriate.
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
Most of the group’s borrowings are in US dollars or are hedged with respect to the US dollar. At 31 December 2025, the total foreign currency borrowings not swapped into US dollars amounted to $454 million (2024 $555 million). The group also has in issue perpetual subordinated hybrid bonds in euro, sterling and US dollars. Whilst the contractual terms of these instruments allow the group to defer coupon payments and the repayment of principal indefinitely, the group has chosen to manage the foreign currency exposure relating to the non-US dollar hybrid bonds to their respective first call periods.
The group manages the net residual foreign currency exposures by constantly reviewing the foreign currency economic value at risk and aims to manage such risk to keep the 12-month foreign currency value at risk below $400 million. At no point over the past three years did the value at risk exceed the maximum risk limit. A continuous assessment is made in respect of the group’s foreign currency exposures to capture hedging requirements.

216	bp Annual Report and Form 20-F 2025
29. Financial instruments and financial risk factors – continued
During the year, hedge accounting was applied to foreign currency exposure to highly probable forecast capital expenditure commitments. The group fixes the US dollar cost of non-US dollar supplies by using currency forwards for the highly probable forecast capital expenditure. At
31 December 2025 the most significant open contracts in place were for USD equivalent amounts of $84 million Australian dollars (2024 $92 million sterling).
Where the group enters into foreign currency exchange contracts for entrepreneurial trading purposes the activity is controlled using trading value-at-risk techniques as explained in (i) commodity price risk above.
(iii) Interest rate risk
bp is also exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments, principally finance debt. While the group issues debt and hybrid bonds in a variety of currencies based on market opportunities, it uses derivatives to swap the economic exposure to a floating rate basis, mainly to US dollar floating, but in certain defined circumstances maintains a US dollar fixed rate exposure for a proportion of debt. The proportion of floating rate debt net of interest rate swaps at 31 December 2025 was 29% of total finance debt outstanding (2024 30%). The weighted average interest rate on finance debt at 31 December 2025 was 5% (2024 5%) and the weighted average maturity of fixed rate debt was eight years (2024 eight years).
The group’s earnings are sensitive to changes in interest rates on the element of the group’s finance debt that is contractually floating rate or has been swapped to floating rates. If the interest rates applicable to these floating rate instruments of $16,694 million (2024 $18,006 million) (see Note
26) were to have changed by one percentage point on 1 January 2026, it is estimated that the group’s finance costs for 2026 would change by approximately $167 million (2024 $180 million).
(b) Credit risk
Credit risk is the risk that a customer or counterparty to a financial instrument will fail to perform or fail to pay amounts due causing financial loss to the group and arises from cash and cash equivalents, derivative financial instruments and deposits with financial institutions and principally from credit exposures to customers relating to outstanding receivables. Credit exposure also exists in relation to guarantees issued by group companies under which the outstanding exposure incremental to that recognized on the balance sheet at 31 December 2025 was $708 million
(2024 $655 million) in respect of liabilities of joint ventures and associates and $659 million (2024 $585 million) in respect of liabilities of other third parties. An amount of $170 million (2024 $146 million) is recorded as a liability at 31 December 2025 in relation to these guarantees. For all guarantees, maturity dates vary, and the guarantees will terminate on payment and/or cancellation of the obligation. In general, a payment under the guarantee contract would be triggered by failure of the guaranteed party to fulfil its obligation covered by the guarantee.
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
For the purposes of financial reporting the group calculates expected loss allowances based on the maximum contractual period over which the group is exposed to credit risk. Lifetime expected credit losses are recognized for trade receivables and the credit risk associated with the significant majority of financial assets measured at amortized cost is considered to be low. Since the tenor of substantially all of the group's in-
scope financial assets is less than 12 months there is no significant difference between the measurement of 12-month and lifetime expected credit losses. Expected loss allowances for financial guarantee contracts are typically lower than their initial fair value less, where appropriate, amortization. Financial assets are considered to be credit-impaired when there is reasonable and supportable evidence that one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. This includes observable data concerning significant financial difficulty of the counterparty; a breach of contract; concession being granted to the counterparty for economic or contractual reasons relating to the counterparty’s financial difficulty, that would not otherwise be considered; it becoming probable that the counterparty will enter bankruptcy or other financial re-organization or an active market for the financial asset disappearing because of financial difficulties. The group also applies a rebuttable presumption that an asset is credit-impaired when contractual payments are more than 30 days past due. Where the group has no reasonable expectation of recovering a financial asset in its entirety or a portion thereof, for example where all legal avenues for collection of amounts due have been exhausted, the financial asset (or relevant portion) is written off.
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
The maximum credit exposure associated with financial assets is equal to the carrying amount. The group does not aim to remove credit risk entirely but expects to experience a certain level of credit losses. As at 31 December 2025, the group had in place credit enhancements designed to mitigate approximately $9.3 billion (2024 $8.2 billion) of credit risk related to assets in the scope of IFRS 9's impairment requirements. Credit enhancements include standby and documentary letters of credit, bank guarantees, and insurance which are typically taken out with financial institutions who have investment grade credit ratings. Reports are regularly prepared and presented to the GFRC that cover the group’s overall credit exposure and expected loss trends, exposure by segment, and overall quality of the portfolio.

bp Annual Report and Form 20-F 2025	217

Financial statements
29. Financial instruments and financial risk factors – continued
Management information used to monitor credit risk, which reflects the impact of credit enhancements, indicates that the risk profile of financial assets which are subject to review for impairment under IFRS 9 is as set out in the table below.

		%
As at 31 December	2025	2024
AAA to AA-	14%	12%
A+ to A-	52%	50%
BBB+ to BBB-	13%	16%
BB+ to BB-	11%	10%
B+ to B-	6%	8%
CCC+ and below	4%	4%
Movements in the impairment provision for trade and other receivables are shown in Note 21.
Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements
The following table shows the amounts recognized for financial assets and liabilities which are subject to offsetting arrangements on a gross basis, and the amounts offset in the balance sheet.
Amounts which cannot be offset under IFRS, but which could be settled net under the terms of master netting agreements if certain conditions arise, and collateral received or pledged, are also presented in the table to show the total net exposure of the group.

						$ million
	Gross amounts of recognized financial assets (liabilities)	Amounts set off	Net amounts presented on the balance sheet	Related amounts not set off in the balance sheet		Net amount
At 31 December 2025				Master netting arrangements	Cash collateral (received) pledged
Derivative assets	28,414	(2,277)	26,137	(7,491)	(544)	18,102
Derivative liabilities	(26,357)	2,277	(24,080)	7,491	101	(16,488)
Trade and other receivables	14,055	(6,385)	7,670	(1,555)	(170)	5,945
Trade and other payables	(17,308)	6,385	(10,923)	1,555	8	(9,360)
At 31 December 2024
Derivative assets	23,779	(2,553)	21,226	(5,624)	(362)	15,240
Derivative liabilities	(25,432)	2,553	(22,879)	5,624	294	(16,961)
Trade and other receivables	17,832	(9,445)	8,387	(1,532)	(206)	6,649
Trade and other payables	(20,289)	9,445	(10,844)	1,532	12	(9,300)
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
bp utilizes various arrangements in order to manage its working capital and reduce volatility in cash flow. This includes discounting receivables and, in the supply and trading businesses, managing inventory, collateral and supplier payment terms within a maximum of 60 days.
It is normal practice in the oil and gas supply and trading business for customers and suppliers to utilize letters of credit (LCs) facilities to mitigate credit and non-performance risk. Consequently, LCs facilitate active trading in a global market where credit and performance risk can be significant. In common with the industry, bp routinely provides LCs to some of its suppliers.
The group has committed LC facilities totalling $10,350 million (2024 $12,130 million), allowing LCs to be issued for a maximum 24-month duration.
The facilities are held with 17 international banks.
In certain circumstances, the supplier has the option to request accelerated payment from the LC provider in order to further reduce their exposure. bp’s payments are made to the provider of the LC rather than the supplier according to the original contractual payment terms. At 31
December 2025, a portion of the group’s trade payables which were subject to the LC arrangements were payable to LC providers, with no material exposure to any individual provider. If these facilities were not available, this could result in renegotiation of payment terms with suppliers such that payment terms were shorter.
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
the note. It also gives the group flexibility to select the maturity date of the note without that impacting the net present value of the note on its issuance date. The maturity date the group selects for any promissory note that is for the purchase of goods by its supply and trading business will be no more than 60 days after the group takes (or expects to take) title to those goods.

218	bp Annual Report and Form 20-F 2025
29. Financial instruments and financial risk factors – continued
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
Management does not consider the reverse factoring arrangement to result in excessive concentrations of liquidity risk, in part because the finance provider has the option to (and does) sub-participate portions of the financings to other finance providers. The arrangements have been established for a variety of reasons, including to ease the administrative burden of managing high volumes of invoices from some suppliers, to facilitate some suppliers having the option to accelerate when they receive payment, often at a lower cost than that supplier’s usual cost of borrowing, and, in some cases, to manage the working capital and reduce volatility in cash flow of the group’s supply and trading business. The group has not derecognized the original trade payables relating to the arrangements because the original liability is not substantially modified on entering into the arrangements.
Additional information about the group’s trade payables that are subject to supplier finance arrangements is provided in the table below.

			2025			2024
	Letters of Credit	Promissory Notes	Reverse Factoring Arrangements	Letters of Credit	Promissory Notes	Reverse Factoring Arrangements
Carrying amount of liabilities ($ million)
Presented within trade and other payables	5,596	1,356	1,018	7,431	1,778	390
of which suppliers have received payment from the financial institution	5,247	1,356	1,018	7,016	1,778	390
Range of payment due dates (days)
Liabilities that are part of the arrangement	6 to 60	30 to 60	30 to 60	8 to 57	30 to 60	30 to 60
Trade payables that are not part of the arrangement	8 to 60	6 to 60	7 to 60	6 to 60	6 to 60	6 to 60
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
Standard & Poor’s Ratings long-term credit rating for bp is A- (stable) and Moody’s Investors Service rating is A1 (stable) and the Fitch Ratings' long-
term credit rating is A+ (stable).
During 2025, $239 million (2024 $9 billion) of long-term taxable bonds were issued with terms of nine years. In addition the group issued perpetual hybrid capital securities with a US dollar equivalent value of $500 million (2024 $4.3 billion). Commercial paper is issued at competitive rates to meet short-term borrowing requirements as and when needed.
As a further liquidity measure, the group continues to maintain suitable levels of cash and cash equivalents, amounting to $36.6 billion at
31 December 2025 (2024 $39.2 billion), primarily invested with highly rated banks or money market funds and readily accessible at immediate and short notice. As at 31 December 2025, the group had substantial amounts of undrawn borrowing facilities available, consisting of a committed
$8.0 billion credit facility and $4.0 billion of standby facilities, available for five years. These facilities are held with 33 international banks and borrowings via these facilities would be at pre-agreed rates.
The group manages liquidity risk associated with derivative contracts, other than derivative hedging instruments, based on the expected maturities of both derivative assets and liabilities as indicated in Note 30. Management does not currently anticipate any cash flows, other than noted below, that could be of a significantly different amount or could occur earlier than the expected maturity analysis provided.

bp Annual Report and Form 20-F 2025	219

Financial statements
29. Financial instruments and financial risk factors – continued
The table below shows the timing of undiscounted cash outflows relating to finance debt, trade and other payables and accruals. As part of actively managing the group’s debt portfolio it is possible that cash flows in relation to finance debt could be accelerated from the profile provided.

								$ million
				2025				2024
	Trade and other payables[a]	Accruals	Finance debt[b]	Interest on finance debt	Trade and other payables[a]	Accruals	Finance debt[b]	Interest on finance debt
Within one year	51,907	5,572	3,312	2,227	53,663	6,071	4,402	2,490
1 to 2 years	1,331	319	6,628	1,995	1,670	260	4,716	2,217
2 to 3 years	1,203	181	6,007	1,717	1,177	150	6,449	1,947
3 to 4 years	1,190	161	4,235	1,480	1,139	130	5,649	1,678
4 to 5 years	1,186	172	3,680	1,312	1,138	125	3,928	1,447
5 to 10 years	2,413	496	15,775	4,136	3,889	375	17,301	4,877
Over 10 years	126	505	13,292	5,347	157	286	13,947	6,198
	59,356	7,406	52,929	18,214	62,833	7,397	56,392	20,854
a2025 includes $8,367 million (2024 $9,520 million) in relation to the Gulf of America oil spill, of which $6,834 million (2024 $8,383 million) matures in greater than one year.
bNot included in the table above are amounts not expected to be paid in cash but for which a cash flow could occur in specific circumstances and for which the earliest repayment periods are
$758 million within 4-5 years, $4,070 million within 5-10 years and $719 million over 10 years. For 2024 the equivalent amounts were $528 million within 2-3 years and $3,283 million in 5-10 years.
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
receive leg of derivatives that are settled separately from the pay leg, which amount to $25,612 million at 31 December 2025 (2024 $24,206 million)
to be received on the same day as the related cash outflows.

						$ million
			2025			2024
Cash outflows for derivative financial instruments at 31 December	Derivative assets	Derivative liabilities	Total	Derivative assets	Derivative liabilities	Total
Within one year	1,812	3,324	5,136	—	1,718	1,718
1 to 2 years	2,009	1,068	3,077	—	5,136	5,136
2 to 3 years	1,085	658	1,743	—	3,077	3,077
3 to 4 years	—	3,696	3,696	—	1,743	1,743
4 to 5 years	1,330	225	1,555	—	3,696	3,696
5 to 10 years	3,071	4,443	7,514	—	8,307	8,307
Over 10 years	498	1,465	1,963	—	2,486	2,486
	9,805	14,879	24,684	—	26,163	26,163
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
In certain less liquid markets, or for longer-term contracts, forward prices are not as readily available. In these circumstances, OTC financial swaps and physical commodity sale and purchase contracts are valued using internally developed methodologies that consider historical relationships between various commodities, and that result in management’s best estimate of fair value. These contracts are categorized within level 3 of the fair value hierarchy.

220	bp Annual Report and Form 20-F 2025
30. Derivative financial instruments – continued
Financial OTC and physical commodity options are valued using industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and contractual prices for the underlying instruments, as well as other relevant economic factors. The degree to which these inputs are observable in the forward markets determines whether the option is categorized within level 2 or level 3 of the fair value hierarchy.

				$ million
		2025		2024
	Fair value asset	Fair value liability	Fair value asset	Fair value liability
Derivatives held for trading
Currency derivatives	549	(720)	343	(1,738)
Oil price derivatives	1,509	(1,315)	1,350	(1,071)
Natural gas price derivatives	14,974	(13,781)	11,533	(10,506)
Power price derivatives	8,605	(7,046)	7,905	(6,893)
Other derivatives	255	(194)	95	(16)
	25,892	(23,056)	21,226	(20,224)
Cash flow hedges
Currency forwards	—	—	—	—
	—	—	—	—
Fair value hedges
Currency swaps	245	(1,022)	—	(2,651)
Interest rate swaps	—	(2)	—	(4)
	245	(1,024)	—	(2,655)
	26,137	(24,080)	21,226	(22,879)
Of which – current	5,180	(4,413)	5,112	(4,347)
– non-current	20,957	(19,667)	16,114	(18,532)
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
Derivative assets held for trading have the following fair values and maturities.

							$ million
							2025
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
Currency derivatives	130	90	32	26	63	208	549
Oil price derivatives	1,277	130	52	42	6	2	1,509
Natural gas price derivatives	2,116	1,057	857	747	662	9,535	14,974
Power price derivatives	1,653	1,211	790	531	408	4,012	8,605
Other derivatives	1	2	226	1	—	25	255
	5,177	2,490	1,957	1,347	1,139	13,782	25,892

							$ million
							2024
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
Currency derivatives	197	19	10	7	7	103	343
Oil price derivatives	1,004	156	78	53	55	4	1,350
Natural gas price derivatives	2,337	923	628	556	503	6,586	11,533
Power price derivatives	1,571	990	627	426	396	3,895	7,905
Other derivatives	4	4	—	85	—	2	95
	5,113	2,092	1,343	1,127	961	10,590	21,226

bp Annual Report and Form 20-F 2025	221

Financial statements
30. Derivative financial instruments – continued
Derivative liabilities held for trading have the following fair values and maturities.

							$ million
							2025
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
Currency derivatives	(192)	(20)	(14)	(196)	(12)	(286)	(720)
Oil price derivatives	(1,155)	(138)	(15)	(6)	(1)	—	(1,315)
Natural gas price derivatives	(1,748)	(917)	(705)	(605)	(545)	(9,261)	(13,781)
Power price derivatives	(1,268)	(996)	(677)	(504)	(336)	(3,265)	(7,046)
Other derivatives	(18)	(7)	(169)	—	—	—	(194)
	(4,381)	(2,078)	(1,580)	(1,311)	(894)	(12,812)	(23,056)

							$ million
							2024
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
Currency derivatives	(111)	(529)	(172)	(4)	(562)	(360)	(1,738)
Oil price derivatives	(975)	(65)	(16)	(6)	(9)	—	(1,071)
Natural gas price derivatives	(2,075)	(836)	(515)	(409)	(363)	(6,308)	(10,506)
Power price derivatives	(1,062)	(779)	(569)	(401)	(471)	(3,611)	(6,893)
Other derivatives	(6)	(1)	—	(9)	—	—	(16)
	(4,229)	(2,210)	(1,272)	(829)	(1,405)	(10,279)	(20,224)
The following table shows the fair value of derivative assets and derivative liabilities held for trading, analysed by maturity period and by methodology of fair value estimation. This information is presented on a gross basis, that is, before netting by counterparty.

							$ million
							2025
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
Fair value of derivative assets
Level 1	131	17	6	—	—	—	154
Level 2	4,813	1,541	940	296	198	156	7,944
Level 3	1,585	1,339	1,199	1,105	983	13,860	20,071
	6,529	2,897	2,145	1,401	1,181	14,016	28,169
Less: netting by counterparty	(1,352)	(407)	(188)	(54)	(42)	(234)	(2,277)
	5,177	2,490	1,957	1,347	1,139	13,782	25,892
Fair value of derivative liabilities
Level 1	(131)	(18)	(5)	(1)	(1)	—	(156)
Level 2	(4,337)	(1,284)	(700)	(395)	(59)	(235)	(7,010)
Level 3	(1,265)	(1,183)	(1,063)	(969)	(876)	(12,811)	(18,167)
	(5,733)	(2,485)	(1,768)	(1,365)	(936)	(13,046)	(25,333)
Less: netting by counterparty	1,352	407	188	54	42	234	2,277
	(4,381)	(2,078)	(1,580)	(1,311)	(894)	(12,812)	(23,056)
Net fair value	796	412	377	36	245	970	2,836

							$ million
							2024
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
Fair value of derivative assets
Level 1	157	35	7	2	—	—	201
Level 2	5,037	1,457	551	330	134	107	7,616
Level 3	1,516	1,175	948	839	858	10,626	15,962
	6,710	2,667	1,506	1,171	992	10,733	23,779
Less: netting by counterparty	(1,597)	(575)	(163)	(44)	(31)	(143)	(2,553)
	5,113	2,092	1,343	1,127	961	10,590	21,226
Fair value of derivative liabilities
Level 1	(124)	(20)	(7)	(2)	—	—	(153)
Level 2	(4,491)	(1,868)	(625)	(189)	(717)	(289)	(8,179)
Level 3	(1,211)	(897)	(803)	(682)	(719)	(10,133)	(14,445)
	(5,826)	(2,785)	(1,435)	(873)	(1,436)	(10,422)	(22,777)
Less: netting by counterparty	1,597	575	163	44	31	143	2,553
	(4,229)	(2,210)	(1,272)	(829)	(1,405)	(10,279)	(20,224)
Net fair value	884	(118)	71	298	(444)	311	1,002

222	bp Annual Report and Form 20-F 2025
30. Derivative financial instruments – continued
Level 3 derivatives
The following table shows the changes during the year in the net fair value of derivatives held for trading purposes within level 3 of the fair value hierarchy.

						$ million
	Oil price	Natural gas price	Power price	Currency	Other	Total
Fair value contracts at 1 January 2025	30	394	(306)	12	2	132
Gains (losses) recognized in the income statement	85	62	466	115	23	751
Sales	—	—	84	—	—	84
Settlements	(50)	(113)	(113)	(18)	—	(294)
Transfers out of level 3	(8)	(412)	(146)	—	1	(565)
Net fair value of contracts at 31 December 2025	57	(69)	(15)	109	26	108
Deferred day-one gains (losses)						1,796
Derivative asset (liability)						1,904

						$ million
	Oil price	Natural gas price	Power price	Currency	Other	Total
Fair value contracts at 1 January 2024	107	599	(120)	219	2	807
Gains (losses) recognized in the income statement	(26)	(90)	129	(193)	—	(180)
Purchases	—	—	31	—	—	31
Settlements	(38)	(100)	(377)	(14)	—	(529)
Transfers out of level 3	(13)	(15)	31	—	—	3
Net fair value of contracts at 31 December 2024	30	394	(306)	12	2	132
Deferred day-one gains (losses)						1,385
Derivative asset (liability)						1,517
The amount recognized in the income statement for the year relating to level 3 held-for-trading derivatives still held at 31 December 2025 was a
$514 million gain (2024 $193 million loss related to derivatives still held at 31 December 2024).
Derivative gains and losses
The group enters into derivative contracts including futures, options, swaps and certain forward sales and forward purchases contracts, relating to both currency and commodity trading activities. Gains or losses arise on contracts entered into for risk management purposes, optimization activity and entrepreneurial trading. They also arise on certain contracts that are for normal procurement or sales activity for the group but that are required to be fair valued under accounting standards. These gains and losses are included within sales and other operating revenues in the income statement. Also included within this line item are gains and losses on inventory held for trading purposes. The total amount relating to all these items was a net gain of $11,206 million (2024 $9,726 million net gain and 2023 $19,786 million net gain). This number does not include gains and losses on the change in value of contracts which are not recognized under IFRS such as transportation and storage contracts, but does include the associated financially settled contracts. The net amounts for actual gains and losses relating to these derivative contracts and all related items therefore differ significantly from the amounts disclosed above.
As outlined in Note 1 - Significant estimate and judgement: derivative financial instruments, LNG contracts are only recognized in the financial statements when associated cargoes are lifted. The embedded value in these contracts is not recognized and is subject to underlying commodity price volatility. bp generally price risk manages the exposure to LNG cargoes due for delivery in the near term where there is a liquid market. It does so on a portfolio basis using derivative instruments amongst other price risk management strategies. Under IFRS, these derivative instruments, which are subject to similar price volatility, are recorded at fair value through profit and loss at each reporting period, which creates an accounting mismatch in the financial statements between the accounting for LNG contracts and the derivatives used for risk management. For the years ended 31 December 2025 and 31 December 2024, there were no material gains or losses recorded on the associated derivative positions. For the year ended 31 December 2023, there were material gains recognized on the associated derivative positions due to the movement in the underlying commodity prices.
The group also enters into derivative contracts relating to foreign currency risk management activities including contracts that the group has entered into to manage the foreign currency exposure relating to the non-US dollar hybrid bonds to their respective first call periods. The change in the unrealized value of these contracts was a net gain of $1,187 million (2024 $404 million net loss and 2023 $632 million net gain). Where the derivative is economically hedging finance debt, gains and losses on such derivative contracts are included within finance costs. Where the derivative is managing non-US hybrid bond exposure gains and loss are included within production and manufacturing expenses. Where these gains and losses arise on derivatives hedging finance debt they are largely offset by opposing net foreign exchange differences on retranslation of the associated non-US dollar debt. The net amounts for actual gains and losses relating to these derivative contracts and all related items therefore differ significantly from the amounts disclosed above.
Cash flow hedges
(i) Foreign currency risk of highly probable forecast capital expenditure
At 31 December 2025, the group held currency forwards designated as hedging instruments in cash flow hedge relationships of highly probable forecast non-US dollar capital expenditure. Note 29 outlines the group’s approach to foreign currency exchange risk management. When the highly probable forecast capital expenditure designated as a hedged item occurs, a non-financial asset is recognized and is presented within the fixed asset section of the balance sheet.

bp Annual Report and Form 20-F 2025	223

Financial statements
30. Derivative financial instruments – continued
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
The tables below summarize the change in the fair value of hedging instruments and the hedged item used to calculate ineffectiveness in the period.

			$ million
	Change in fair value of hedging instrument used to calculate ineffectiveness	Change in fair value of hedged item used to calculate ineffectiveness	Hedge ineffectiveness recognized in profit or (loss)
At 31 December 2025
Cash flow hedges
Foreign exchange risk
Highly probable forecast capital expenditure	—	—	—
Commodity price risk
Highly probable forecast sales	287	(287)	—

At 31 December 2024
Cash flow hedges
Foreign exchange risk
Highly probable forecast capital expenditure	—	—	—
Commodity price risk
Highly probable forecast sales	155	(155)	—

224	bp Annual Report and Form 20-F 2025
30. Derivative financial instruments – continued
The tables below summarize the carrying amount and nominal amount of the derivatives designated as hedging instruments in cash flow hedge relationships.

	Carrying amount of hedging instrument		Nominal amounts of hedging instruments
	Assets	Liabilities
At 31 December 2025	$ million	$ million	$ million	mmBtu
Cash flow hedges
Foreign exchange risk
Highly probable forecast capital expenditure	—	—	87
Commodity price risk
Highly probable forecast sales	—	—		(686)

At 31 December 2024
Cash flow hedges
Foreign exchange risk
Highly probable forecast capital expenditure	—	—	95
Commodity price risk
Highly probable forecast sales	—	—		(209)
All hedging instruments are presented within derivative financial instruments on the group balance sheet.
Of the nominal amount of hedging instruments at 31 December 2025 relating to highly probable forecast capital expenditure, $67 million matures within 12 months (2024 $95 million) and $20 million matures within one to two years of the balance sheet date (2024 $nil). Of the nominal amount of hedging instruments at 31 December 2025 relating to highly probable forecast sales, 420 mmBtu matures within 12 months (2024 209 mmBtu) and
266 mmBtu matures within one to two years of the balance sheet date (2024 $nil).
The table below summarizes the weighted average exchange rates and the weighted average sales price in relation to the derivatives designated as hedging instruments in cash flow hedge relationships at 31 December.

	Weighted average price/rate
	2025		2024
At 31 December	Forecast capital expenditure	Forecast sales	Forecast capital expenditure	Forecast sales
Sterling/US dollar	1.35		1.25
Euro/US dollar	—		1.04
Australian dollar/US dollar	0.67		—
Henry Hub $/mmBtu		4.01		3.38
Fair value hedges
At 31 December 2025, the group held interest rate and cross-currency interest rate swap contracts as fair value hedges of the interest rate risk and foreign currency risk arising from group fixed rate debt issuances. Note 29 outlines the group’s approach to interest rate and foreign currency exchange risk management. The interest rate swaps are used to convert US dollar denominated fixed rate borrowings into floating rate debt. The cross-currency interest rate swaps are used to convert sterling, euro, Australian dollar, Japanese yen, Swiss franc, Hong Kong dollar and Norwegian krone denominated fixed rate borrowings into US dollar floating rate debt. The group manages all risks derived from debt issuance, such as credit risk, however, the group applies hedge accounting only to certain components of interest rate and foreign currency risk in order to minimize hedge ineffectiveness. The interest rate and foreign currency exposures are identified and hedged on an instrument-by-instrument basis.
For interest rate exposures, the group designates as a fair value hedge the benchmark interest rate component only. This is an observable and reliably measurable component of interest rate risk. For foreign currency exposures, the group excludes from the designation the foreign currency basis spread component implicit in the cross-currency interest rate swaps. This is separately calculated at hedge designation, is recognized in other comprehensive income over the life of the hedge and amortized to the income statement on a straight-line basis, in accordance with the group’s policy on costs of hedging.

bp Annual Report and Form 20-F 2025	225

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
The tables below summarize the change in the fair value of hedging instruments and the hedged item used to calculate ineffectiveness in the period. The signage convention for changes in fair value presented in this table is consistent with that presented in Note 27.

			$ million
	Change in fair value of hedging instrument used to calculate ineffectiveness	Change in fair value of hedged item used to calculate ineffectiveness	Hedge ineffectiveness recognized in profit or (loss)
At 31 December 2025
Fair value hedges
Interest rate risk on finance debt	(2)	2	—
Interest rate and foreign currency risk on finance debt	(1,850)	1,797	53

At 31 December 2024
Fair value hedges
Interest rate risk on finance debt	—	1	(1)
Interest rate and foreign currency risk on finance debt	927	(772)	(155)
The tables below summarize the carrying amount of the derivatives designated as hedging instruments in fair value hedge relationships at 31
December.

			$ million
	Carrying amount of hedging instrument		Nominal amounts of hedging instruments
At 31 December 2025	Assets	Liabilities
Fair value hedges
Interest rate risk on finance debt	—	(2)	149
Interest rate and foreign currency risk on finance debt	245	(1,022)	16,304

At 31 December 2024
Fair value hedges
Interest rate risk on finance debt	—	(4)	132
Interest rate and foreign currency risk on finance debt	—	(2,651)	15,887
All hedging instruments are presented within derivative financial instruments on the group balance sheet and are categorized within level 2 of the fair value hierarchy. Ineffectiveness arising on fair value hedges is included within finance costs in the income statement.
The tables below summarize the profile by tenor of the nominal amount of the derivatives designated as hedging instruments in fair value hedge relationships at 31 December.

								$ million
At 31 December 2025	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Fair value hedges
Interest rate risk on finance debt	149	—	—	—	—	—	—	149
Interest rate and foreign currency risk on finance debt	2,045	1,525	1,843	1,166	1,095	7,099	1,531	16,304

At 31 December 2024
Fair value hedges
Interest rate risk on finance debt	—	132	—	—	—	—	—	132
Interest rate and foreign currency risk on finance debt	1,614	1,819	1,346	1,627	1,047	6,521	1,913	15,887

226	bp Annual Report and Form 20-F 2025
30. Derivative financial instruments – continued
The table below summarizes the weighted average floating interest rate and the weighted average exchange rates in relation to the derivatives designated as hedging instruments in fair value hedge relationships at 31 December.

At 31 December		2025		2024
	Interest rate swaps	Cross-currency interest rate swaps	Interest rate swaps	Cross-currency interest rate swaps
Interest rate	4.84%	5.64%	5.45%	6.34%
Sterling/US dollar		1.28		1.28
Euro/US dollar		1.13		1.13
Hong Kong dollar/US dollar		0.13		—
Canadian dollar/US dollar		—		0.78
Australian dollar/ US dollar		0.67		0.67
Japanese Yen/ US dollar		0.01		0.01
Swiss Franc/US dollar		1.18		1.18
The tables below summarize the carrying amount, and the accumulated fair value adjustments included within the carrying amount, of the hedged items designated in fair value hedge relationships at 31 December.

					$ million
	Carrying amount of hedged item		Accumulated fair value adjustment included in the carrying amount of hedged items
At 31 December 2025		Liabilities	Assets	Liabilities	Discontinued hedges
Fair value hedges
Interest rate risk on finance debt		(149)	1	—	(85)
Interest rate and foreign currency risk on finance debt		(16,281)	1,201	(35)	134

At 31 December 2024
Fair value hedges
Interest rate risk on finance debt		(156)	3	—	(160)
Interest rate and foreign currency risk on finance debt		(16,295)	1,017	—	143
The hedged item for all fair value hedges is presented within finance debt on the group balance sheet.

bp Annual Report and Form 20-F 2025	227

Financial statements
30. Derivative financial instruments – continued
Movement in reserves related to hedge accounting
The table below provides a reconciliation of the cash flow hedge and costs of hedging reserves on a pre-tax basis by risk category. The signage convention of this table is consistent with that presented in Note 32.

				$ million
	Cash flow hedge reserve
	Highly probable forecast capital expenditure	Highly probable forecast sales	Interest rate and foreign currency risk on finance debt	Total
At 1 January 2025	3	(2)	(186)	(185)
Recognized in other comprehensive income
Cash flow hedges marked to market	5	287	—	292
Cash flow hedges reclassified to the income statement - hedged item affected profit or loss	—	(127)	—	(127)
Costs of hedging marked to market	—	—	27	27
Costs of hedging reclassified to the income statement	—	—	34	34
	5	160	61	226
Cash flow hedges transferred to the balance sheet	(6)	—	—	(6)
At 31 December 2025	2	158	(125)	35

				$ million
	Cash flow hedge reserve
	Highly probable forecast capital expenditure	Highly probable forecast sales	Interest rate and foreign currency risk on finance debt	Total
At 1 January 2024	14	529	(182)	361
Recognized in other comprehensive income
Cash flow hedges marked to market	(1)	155	—	154
Cash flow hedges reclassified to the income statement - hedged item affected profit or loss	—	(686)	—	(686)
Costs of hedging marked to market	—	—	(2)	(2)
Costs of hedging reclassified to the income statement	—	—	(2)	(2)
	(1)	(531)	(4)	(536)
Cash flow hedges transferred to the balance sheet	(10)	—	—	(10)
At 31 December 2024	3	(2)	(186)	(185)
All of the cash flow hedge reserve balances at 31 December 2025 and amounts reclassified from these cash flow hedge reserves into profit or loss during the year relate to continuing hedge relationships. The amounts reclassified are presented in sales and other operating revenues in the income statement.
Costs of hedging relates to the foreign currency basis spreads of hedging instruments used to hedge the group's interest rate and foreign currency risk on debt which is a time-period related item.

228	bp Annual Report and Form 20-F 2025
31. Called-up share capital
The allotted, called up and fully paid share capital at 31 December was as follows:

		2025		2024		2023
Issued	Shares thousand	$ million	Shares thousand	$ million	Shares thousand	$ million
8% cumulative first preference shares of £1 each[a]	7,233	12	7,233	12	7,233	12
9% cumulative second preference shares of £1 each[a]	5,473	9	5,473	9	5,473	9
		21		21		21
Ordinary shares of 25 cents each
At 1 January	16,662,465	4,165	17,900,800	4,475	19,097,783	4,774
Issue of new shares for employee share-based payment plans	—	—	—	—	66,000	17
Repurchase of ordinary share capital	(835,649)	(209)	(1,238,335)	(310)	(1,262,983)	(316)
Repurchases transferred to treasury shares	659,497	165	—	—	—	—
At 31 December	16,486,313	4,121	16,662,465	4,165	17,900,800	4,475
		4,142		4,186		4,496
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
During 2025 the company repurchased 836 million (2024 1,238 million) ordinary shares for a total consideration of $4,486 million (2024 $7,127 million, including transaction costs of $24 million (2024 $38 million). 176 million shares repurchased were cancelled and 659 million shares were held as treasury shares. The repurchased shares represented 5.1% of ordinary share capital. A further 74 million ordinary shares were repurchased between the end of the reporting period and 13 February 2026, the latest practicable date before the completion of these financial statements, for a total cost of $450 million of which $448 million has been accrued at 31 December 2025. The number of shares in issue is reduced when shares are repurchased and cancelled, but is not reduced in respect of the repurchases transferred to treasury shares.
Treasury sharesa

		2025		2024		2023
	Shares thousand	Nominal value $ million	Shares thousand	Nominal value $ million	Shares thousand	Nominal value $ million
At 1 January	812,021	204	1,077,079	271	1,124,927	281
Purchases for settlement of employee share plans	660,765	165	8,302	2	24,688	6
Issue of new shares for employee share-based payment plans	—	—	—	—	71,039	19
Shares re-issued for employee share-based payment plans	(363,198)	(92)	(273,360)	(69)	(143,575)	(35)
At 31 December	1,109,588	277	812,021	204	1,077,079	271
Of which – shares held in treasury by bp	857,433	214	481,474	121	726,339	183
– shares held in ESOP trusts	252,118	63	330,510	83	350,704	88
– shares held by bp’s US share plan administrator[b]	37	—	37	—	36	—
a    See Note 32 for definition of treasury shares.
b    Held in the form of ADSs to meet the requirements of employee share-based payment plans in the US.
For each year presented, the balance of shares held in treasury by bp at 1 January represents 2.9% (2024 4.1% and 2023 4.9%) of the called-up ordinary share capital of the company.

bp Annual Report and Form 20-F 2025	229

Financial statements
THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

230	bp Annual Report and Form 20-F 2025
32. Capital and reserves

	Share capital	Share premium account	Capital redemption reserve	Merger reserve	Total share capital and capital reserves

At 1 January 2025	4,186	14,031	2,806	27,206	48,229
Profit (loss) for the year	—	—	—	—	—
Items that may be reclassified subsequently to profit or loss
Currency translation differences (including reclassifications)	—	—	—	—	—
Cash flow hedges and costs of hedging (including reclassifications)	—	—	—	—	—
Share of items relating to equity-accounted entities, net of tax	—	—	—	—	—
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	—	—	—	—	—
Remeasurements of equity investments	—	—	—	—	—
Cash flow hedges that will subsequently be transferred to the balance sheet	—	—	—	—	—
Total comprehensive income	—	—	—	—	—
Dividends	—	—	—	—	—
Cash flow hedges transferred to the balance sheet, net of tax	—	—	—	—	—
Repurchases of ordinary share capital	(44)	—	44	—	—
Share-based payments, net of tax[b]	—	35	—	—	35
Share of equity-accounted entities’ changes in equity, net of tax	—	—	—	—	—
Issue of perpetual hybrid bonds	—	—	—	—	—
Redemption of perpetual hybrid bonds, net of tax	—	—	—	—	—
Payments on perpetual hybrid bonds	—	—	—	—	—
Transactions involving non-controlling interests, net of tax	—	—	—	—	—
At 31 December 2025	4,142	14,066	2,850	27,206	48,264

At 1 January 2024	4,496	13,815	2,496	27,206	48,013
Profit (loss) for the year	—	—	—	—	—
Items that may be reclassified subsequently to profit or loss
Currency translation differences (including reclassifications)[a]	—	—	—	—	—
Cash flow hedges and costs of hedging (including reclassifications)	—	—	—	—	—
Share of items relating to equity-accounted entities, net of tax	—	—	—	—	—
Other	—	—	—	—	—
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	—	—	—	—	—
Remeasurements of equity investments	—	—	—	—	—
Cash flow hedges that will subsequently be transferred to the balance sheet	—	—	—	—	—
Total comprehensive income	—	—	—	—	—
Dividends	—	—	—	—	—
Cash flow hedges transferred to the balance sheet, net of tax	—	—	—	—	—
Repurchases of ordinary share capital	(310)	—	310	—	—
Share-based payments, net of tax[b]	—	216	—	—	216
Issue of perpetual hybrid bonds	—	—	—	—	—
Redemption of perpetual hybrid bonds, net of tax	—	—	—	—	—
Payments on perpetual hybrid bonds	—	—	—	—	—
Transactions involving non-controlling interests, net of tax	—	—	—	—	—
At 31 December 2024	4,186	14,031	2,806	27,206	48,229
aIncludes $942 million recycling of cumulative foreign exchange losses from reserves relating to the sale of bp's Türkiye ground fuels business to Petrol Ofisi, offset by movements in Pound
Sterling against the US dollar.
bMovements in treasury shares relate to employee share-based payment plans.

bp Annual Report and Form 20-F 2025	231

Financial statements
32. Capital and reserves – continued

										$ million
Treasury shares	Foreign currency translation reserve	Investments in equity instruments	Cash flow hedges	Costs of hedging	Total fair value reserves	Profit and loss account	bp shareholders’ equity	Non-controlling interests		Total equity
								Hybrid bonds	Other interest
(9,030)	(2,196)	(3)	(98)	(187)	(288)	22,531	59,246	16,649	2,423	78,318
—	—	—	—	—	—	55	55	799	441	1,295

—	1,804	1	—	—	1	—	1,805	—	115	1,920
—	—	—	122	61	183	—	183	—	—	183
—	—	—	—	—	—	(4)	(4)	—	—	(4)

—	—	—	—	—	—	(166)	(166)	—	—	(166)
—	—	(6)	—	—	(6)	—	(6)	—	—	(6)
—	—	—	5	—	5	—	5	—	—	5
—	1,804	(5)	127	61	183	(115)	1,872	799	556	3,227
—	—	—	—	—	—	(5,087)	(5,087)	—	(524)	(5,611)
—	—	—	(6)	—	(6)	—	(6)	—	—	(6)
(3,558)	—	—	—	—	—	(454)	(4,012)	—	—	(4,012)
3,917	—	—	—	—	—	(2,840)	1,112	—	—	1,112
—	—	—	—	—	—	1	1	—	—	1
—	—	—	—	—	—	—	—	500	—	500
—	—	—	—	—	—	—	—	(1,200)	—	(1,200)
—	(9)	—	—	—	—	—	(9)	(793)	—	(802)
—	—	—	—	—	—	(65)	(65)	—	2,538	2,473
(8,671)	(401)	(8)	23	(126)	(111)	13,971	53,052	15,955	4,993	74,000

(11,323)	(1,920)	38	319	(183)	174	35,339	70,283	13,566	1,644	85,493
—	—	—	—	—	—	381	381	641	207	1,229

—	(276)	(1)	—	—	(1)	—	(277)	—	(87)	(364)
—	—	—	(406)	(4)	(410)	—	(410)	—	—	(410)
—	—	—	—	—	—	(12)	(12)	—	—	(12)
—	—	—	—	—	—	(1)	(1)	—	—	(1)

—	—	—	—	—	—	367	367	—	—	367
—	—	(40)	—	—	(40)	—	(40)	—	—	(40)
—	—	—	(1)	—	(1)	—	(1)	—	—	(1)
—	(276)	(41)	(407)	(4)	(452)	735	7	641	120	768
—	—	—	—	—	—	(5,018)	(5,018)	—	(375)	(5,393)
—	—	—	(10)	—	(10)	—	(10)	—	—	(10)
—	—	—	—	—	—	(7,302)	(7,302)	—	—	(7,302)
2,293	—	—	—	—	—	(1,426)	1,083	—	—	1,083
—	—	—	—	—	—	(22)	(22)	4,352	—	4,330
—	—	—	—	—	—	9	9	(1,300)	—	(1,291)
—	—	—	—	—	—	—	—	(610)	—	(610)
—	—	—	—	—	—	216	216	—	1,034	1,250
(9,030)	(2,196)	(3)	(98)	(187)	(288)	22,531	59,246	16,649	2,423	78,318

232	bp Annual Report and Form 20-F 2025
32. Capital and reserves – continued

	Share capital	Share premium account	Capital redemption reserve	Merger reserve	Total share capital and capital reserves

At 1 January 2023	4,795	13,692	2,180	27,206	47,873
Profit (loss) for the year	—	—	—	—	—
Items that may be reclassified subsequently to profit or loss
Currency translation differences (including reclassifications)	—	—	—	—	—
Cash flow hedges and costs of hedging (including reclassifications)	—	—	—	—	—
Share of items relating to equity-accounted entities, net of tax	—	—	—	—	—
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	—	—	—	—	—
Remeasurements of equity investments	—	—	—	—	—
Cash flow hedges that will subsequently be transferred to the balance sheet	—	—	—	—	—
Total comprehensive income	—	—	—	—	—
Dividends	—	—	—	—	—
Cash flow hedges transferred to the balance sheet, net of tax	—	—	—	—	—
Repurchases of ordinary share capital	(316)	—	316	—	—
Share-based payments, net of tax[a]	17	123	—	—	140
Share of equity-accounted entities’ changes in equity, net of tax	—	—	—	—	—
Issue of perpetual hybrid bonds	—	—	—	—	—
Payments on perpetual hybrid bonds	—	—	—	—	—
Transactions involving non-controlling interests, net of tax	—	—	—	—	—
At 31 December 2023	4,496	13,815	2,496	27,206	48,013
aMovements in treasury shares relate to employee share-based payment plans.

bp Annual Report and Form 20-F 2025	233

Financial statements
32. Capital and reserves – continued

										$ million
Treasury shares	Foreign currency translation reserve	Investments in equity instruments	Cash flow hedges	Costs of hedging	Total fair value reserves	Profit and loss account	bp shareholders’ equity	Non-controlling interests		Total equity
								Hybrid bonds	Other interest
(12,153)	(2,643)	—	(183)	(73)	(256)	34,732	67,553	13,390	2,047	82,990
—	—	—	—	—	—	15,239	15,239	586	55	15,880

—	728	—	—	—	—	—	728	—	26	754
—	—	—	488	(110)	378	—	378	—	—	378
—	—	—	—	—	—	(192)	(192)	—	—	(192)

—	—	—	—	—	—	(1,504)	(1,504)	—	—	(1,504)
—	—	38	—	—	38	—	38	—	—	38
—	—	—	15	—	15	—	15	—	—	15
—	728	38	503	(110)	431	13,543	14,702	586	81	15,369
—	—	—	—	—	—	(4,831)	(4,831)	—	(403)	(5,234)
—	—	—	(1)	—	(1)	—	(1)	—	—	(1)
—	—	—	—	—	—	(8,167)	(8,167)	—	—	(8,167)
830	—	—	—	—	—	(301)	669	—	—	669
—	—	—	—	—	—	1	1	—	—	1
—	—	—	—	—	—	(1)	(1)	176	—	175
—	(5)	—	—	—	—	—	(5)	(586)	—	(591)
—	—	—	—	—	—	363	363	—	(81)	282
(11,323)	(1,920)	38	319	(183)	174	35,339	70,283	13,566	1,644	85,493

234	bp Annual Report and Form 20-F 2025
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
Perpetual subordinated hybrid bonds are issued by BP Capital Markets p.l.c., a group subsidiary, in euro, sterling and US dollars. During the year BP
Capital Markets p.l.c. redeemed $1.2 billion of the non-call 2025 4.375% US dollar hybrid bonds issued in 2020. As at 31 December 2025 the total population of hybrid bonds include redemption options exercisable at the group’s discretion from March 2026 to March 2035 (the first ‘call date’), on specified dates thereafter, or in the event of specific circumstances (such as a change in IFRS or tax regime) as set out in the individual terms of each issue. Coupons are fixed for an initial period up to dates from June 2026 to June 2035 at rates of 3.25% to 6.45% and reset to rates determined by the contractual terms of each instrument on certain dates thereafter. Whilst the contractual terms of these instruments allow the group to defer coupon payments and the repayment of principal indefinitely, the group has chosen to swap the non-US dollar hybrid bonds to a USD floating interest rate up to their respective first call periods. Payments made to and profit attributed to these hybrid bonds in the year totalled $644 million
(2024 $485 million) and $640 million (2024 $517 million) respectively. The amount of hybrid bonds included in non-controlling interests at the end of the year was $13.5 billion (2024 $14.6 billion).
Perpetual subordinated hybrid securities issued by group subsidiaries include $1,000 million (2024 $500 million), specifically earmarked to fund BP
Alternative Energy Investments Ltd including the funding of Lightsource bp and $1,500 million (2024 $1500 million) specifically earmarked to fund a floating, production, storage and offloading vessel (FPSO) used in one of the group’s major projects. Payments made to and profit attributed to perpetual hybrid securities in the year totalled $158 million (2024 $125 million) and $159 million (2024 $125 million) respectively. The amount of perpetual subordinated hybrid securities included within non-controlling interests at the end of the year was $2.5 billion (2024 $2.0 billion).

bp Annual Report and Form 20-F 2025	235

Financial statements
32. Capital and reserves – continued
Equity instruments with preferred distributions issued by group subsidiaries include $958 million of proceeds in 2025 from the sale of a 25% non-
controlling interest in the subsidiary that holds bp’s 12% interest in the entity that owns Trans-Anatolian natural gas pipeline and proceeds of $1,500 million the sale of a 49% and 50%, respectively, in non-controlling interests in the group subsidiaries that hold interests in Permian and Eagle Ford midstream assets. Proceeds in 2024 of $1,330 million comprise $500 million of proceeds from the sale of a 49% interest in a subsidiary that holds certain Gulf of America midstream assets; and $830 million of proceeds from the sale of a 25% non-controlling interest in the subsidiary that holds bp’s 20% interest in the entity that holds the Trans Adriatic natural gas pipeline. In these transactions, the group retains control over the ability to defer equity distributions which are not guaranteed, and investors have no right to redeem their shares other than in certain circumstances that are within the group’s control. The amount associated with equity instruments with preferred or other structured distributions included within non-
controlling interests at the end of the year was approximately $4.5 billion (2024 $1.6 billion).
The pre-tax amounts of each component of other comprehensive income, and the related amounts of tax, are shown in the table below.

			$ million
			2025
	Pre-tax	Tax	Net of tax
Items that may be reclassified subsequently to profit or loss
Currency translation differences (including reclassifications)	1,904	16	1,920
Cash flow hedges (including reclassifications)	160	(38)	122
Costs of hedging (including reclassifications)	61	—	61
Share of items relating to equity-accounted entities, net of tax	(4)	—	(4)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	(221)	55	(166)
Remeasurements of equity investments	(6)	—	(6)
Cash flow hedges that will subsequently be transferred to the balance sheet	5	—	5
Other comprehensive income	1,899	33	1,932

			$ million
			2024
	Pre-tax	Tax	Net of tax
Items that may be reclassified subsequently to profit or loss
Currency translation differences (including reclassifications)	(288)	(76)	(364)
Cash flow hedges (including reclassifications)	(531)	125	(406)
Costs of hedging (including reclassifications)	(4)	—	(4)
Share of items relating to equity-accounted entities, net of tax	(12)	—	(12)
Other	—	(1)	(1)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset[a]	(360)	727	367
Remeasurements of equity investments	(47)	7	(40)
Cash flow hedges that will subsequently be transferred to the balance sheet	(1)	—	(1)
Other comprehensive income	(1,243)	782	(461)

			$ million
			2023
	Pre-tax	Tax	Net of tax
Items that may be reclassified subsequently to profit or loss
Currency translation differences (including reclassifications)	583	171	754
Cash flow hedges (including reclassifications)	637	(149)	488
Costs of hedging (including reclassifications)	(78)	(32)	(110)
Share of items relating to equity-accounted entities, net of tax	(192)	—	(192)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	(2,262)	758	(1,504)
Remeasurements of equity investments	51	(13)	38
Cash flow hedges that will subsequently be transferred to the balance sheet	15	—	15
Other comprehensive income	(1,246)	735	(511)
a2024 includes a $658-million credit in respect of the reduction in the deferred tax liability on defined benefit pension plan surpluses following the reduction in the rate of the authorized surplus payments tax charge in the UK from 35% to 25%.

236	bp Annual Report and Form 20-F 2025
33. Contingent liabilities and legal proceedings
Contingent liabilities
There were contingent liabilities at 31 December 2025 in respect of guarantees and indemnities entered into as part of the ordinary course of the group’s business. No material losses are likely to arise from such contingent liabilities. Further information on financial guarantees is included in
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
If production and manufacturing facilities and pipelines are sold to third parties and the subsequent owner is unable to meet their decommissioning obligations it is possible that, in certain circumstances, bp could be partially or wholly responsible for decommissioning. The group estimates that for production facilities, approximately $17 billion (2024 $16 billion) of associated decommissioning obligations were previously transferred to third parties. While the amounts associated with decommissioning provisions reverting to the group could be material, bp is not currently aware of any such material cases that have a greater than remote chance of reverting to the group. Furthermore, as described in
Provisions and contingencies within Note 1, decommissioning provisions associated with customers & products facilities are not generally recognized as the potential obligations cannot be measured given their indeterminate settlement dates.
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
Legal proceedings
Proceedings relating to the Deepwater Horizon oil spill
BP Exploration & Production Inc. (BPXP) was lease operator of Mississippi Canyon, Block 252 in the Gulf of America, where the semi-submersible rig
Deepwater Horizon was deployed at the time of the 20 April 2010 explosion and fire and resulting oil spill (the Incident). Lawsuits and claims arising from the Incident were brought principally in US federal and state courts. The remaining proceedings arising from the Incident broadly seek penalties, costs, damages and compensation for alleged environmental, personal injury, health and economic harm as a result of the Incident. bp believes that impact of the remaining proceedings on the group’s financial position or liquidity will not be material and in future reports will not report on legal proceedings relating to the Incident absent any material developments.

bp Annual Report and Form 20-F 2025	237

Financial statements
33. Contingent liabilities and legal proceedings – continued
Other legal proceedings
Climate change
BP p.l.c., BP America Inc. and BP Products North America Inc. are co-defendants with other oil and gas companies in approximately 32 lawsuits brought in various state and federal courts on behalf of various governmental and private parties. The lawsuits generally assert claims under a variety of legal theories seeking to hold the defendant companies responsible for impacts allegedly caused by and/or relating to climate change.
Underlying many of the legal theories are allegations regarding deceptive communication and disinformation to the public. The lawsuits seek remedies including payment of money and other forms of equitable relief. If such suits were successful, the cost of the remedies sought in the various cases could be substantial. Defendants spent several years seeking to have the cases filed in state court removed to federal courts, however Defendants’ attempts were ultimately unsuccessful. Accordingly, nearly all the cases are proceeding in various state courts. As a group, the lawsuits generally remain at relatively early stages in the litigation process. While it is not possible to predict the outcome of these legal actions, bp believes that it has valid defences, and it intends to defend such actions vigorously.
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
Defendants removed all of these lawsuits to federal court and the removals were contested by plaintiffs, eventually resulting in a decision from the
US Fifth Circuit Court of Appeals rejecting defendants’ “federal officer” jurisdiction removal grounds in one of two lead cases – Plaquemines Parish
v. Riverwood, et al. At the time, the US Supreme Court declined to hear defendants’ petition challenging the ruling. In 2024, the US Fifth Circuit issued a further ruling rejecting “federal officer” jurisdiction in a subset of the removed cases contested on a related removal theory. Co-defendant
Chevron filed a renewed writ of certiorari petition with the US Supreme Court challenging the US Fifth Circuit’s remand decision. On 16 June 2025, the US Supreme Court granted Chevron’s petition in Chevron USA Inc. v. Plaquemines Parish. Oral argument was held on January 12, 2026 and a decision in the appeal is expected during the Court’s current term which ends in June.
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
Atlantic Richfield Company, a bp affiliate, was a named defendant along with Chevron in Plaquemines Parish v. Rozel, et al, another costal restoration damages case set for trial in March 2025. A state trial court initially ruled in favour of Atlantic Richfield’s motion for summary judgment and dismissed it from the case, but following a motion by plaintiffs for reconsideration, the court reversed its summary judgment ruling and reinstated Atlantic Richfield as a defendant. The plaintiffs’ claims against Atlantic Richfield were severed from the March 2025 trial, and the case proceeded to trial against Chevron alone. In April 2025 , following a three-week trial, the jury returned a verdict against Chevron awarding plaintiffs
$745 million. The court has yet to establish a new trial date for the plaintiffs’ now separate claims against Atlantic Richfield. All other post-trial activity in the case has been paused pending a decision from the US Supreme Court on Chevron’s petition.
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
defendants in two of these private landowner cases, having been previously dismissed from a third.
While it is not possible to predict the outcomes of these novel legal actions, bp believes that it has valid defences, and it intends to defend such actions vigorously.

238	bp Annual Report and Form 20-F 2025
34. Remuneration of senior management and non-executive directors
Remuneration of directors

			$ million
	2025	2024	2023
Total for all directors
Emoluments	11	8	8
Amounts received under incentive schemes[a]	3	5	6
Total	14	13	14
aExcludes amounts relating to past directors.
Emoluments
These amounts comprise fees paid to the non-executive chair and the non-executive directors and, for executive directors, salary and benefits earned during the relevant financial year, plus cash bonuses awarded for the year.
Remuneration of directors and senior management

			$ million
	2025	2024	2023
Total for all senior management and non-executive directors
Short-term employee benefits	34	22	31
Pensions and other post-employment benefits	—	—	—
Share-based payments[a]	28	26	12
Termination benefits	—	3	—
Total	62	51	43
a2023 includes a reversal of $14 million relating to the lapse of Bernard Looney's outstanding share awards in prior years.
Senior management comprises members of the leadership team.
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
Related party transactions
Transactions between the group and its significant joint ventures and associates are summarized in Financial statements – Note 16 and Note 17. In the ordinary course of its business, the group enters into transactions with various organizations with which some of its directors or executive officers are associated. Except as described in this report, the group did not have any material transactions or transactions of an unusual nature with, and did not make loans to, related parties in the period commencing 1 January 2025 to 13 February 2026.

bp Annual Report and Form 20-F 2025	239

Financial statements
35. Employee costs and numbers

			$ million
Employee costs	2025	2024	2023
Wages and salaries[a]	9,295	8,601	7,835
Social security costs	1,166	1,032	943
Share-based payments[b]	847	1,088	1,131
Pension and other post-employment benefit costs	448	519	370
	11,756	11,240	10,279

			2025			2024			2023
Average number of employees[c]	US	Non-US	Total	US	Non-US	Total	US	Non-US	Total
gas & low carbon energy	1,000	5,200	6,200	900	4,400	5,300	900	3,700	4,600
oil production & operations	3,300	6,000	9,300	3,300	5,700	9,000	3,100	5,500	8,600
customers & productsd e	27,100	43,700	70,800	27,500	38,000	65,500	19,500	36,300	55,800
other businesses and corporate	1,200	10,700	11,900	1,400	9,800	11,200	1,400	9,000	10,400
	32,600	65,600	98,200	33,100	57,900	91,000	24,900	54,500	79,400
aIncludes termination costs of $467 million (2024 $336 million and 2023 $96 million).
bThe group provides certain employees with shares and share options as part of their remuneration packages. The majority of these share-based payment arrangements are equity-settled.
cReported to the nearest 100.
dIncludes 38,900 (2024 40,700 and 2023 33,800) service station staff.
eIncludes 9,100 (2024 1,700 and 2023 0) agricultural, operational and seasonal workers in Brazil.
36. Auditor’s remuneration

			$ million
Fees	2025	2024	2023
The audit of the company annual accounts[a]	42	40	38
The audit of accounts of subsidiaries of the company	17	17	15
Total audit	59	57	53
Audit-related assurance services[b]	5	4	4
Total audit and audit-related assurance services	64	61	57
Non-audit and other assurance services	9	4	3
Services relating to bp pension plans	1	1	1
	74	66	61
aFees in respect of the audit of the accounts of BP p.l.c. including the group’s consolidated financial statements.
bIncludes interim reviews and audit of internal control over financial reporting and non-statutory audit services.
2025 includes $0.5 million of additional fees for 2024. 2024 includes $1.3 million of additional fees for 2023. 2023 includes $0.2 million of additional fees for 2022. Auditor's remuneration is included in the income statement within distribution and administration expenses.
Tax services (in relation to income tax, indirect tax compliance, employee tax services and tax advisory services) were $nil in all periods presented.
The audit committee has established pre-approval policies and procedures for the engagement of Deloitte to render audit and certain assurance and other services. The audit fees payable to Deloitte were considered as part of the audit tender process in 2016 and challenged by the audit committee through comparison with the audit pricing proposals of the other bidding firms. Changes in audit fees subsequent to the audit tender, including matters relevant to the 2025 audit, have been reviewed and challenged by the Audit Committee, before being approved. Deloitte performed further assurance services that were not prohibited by regulatory or other professional requirements and were pre-approved by the
Committee. Deloitte is engaged for these services when its expertise and experience of bp are important. Most of this work is of an audit-related or assurance nature. During 2025, no audit-related fees, tax fees or other non-audit fees were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i) (C) of Rule 2-01 of Regulation S-X.
Under SEC regulations, the remuneration of the auditor of $74 million (2024 $66 million and 2023 $61 million) is required to be presented as follows:
audit $59 million (2024 $57 million and 2023 $53 million); other audit-related $5 million (2024 $4 million and 2023 $4 million); tax $nil (2024 $nil and
2023 $nil); and all other fees $10 million (2024 $5 million and 2023 $4 million).

240	bp Annual Report and Form 20-F 2025
37. Subsidiaries, joint arrangements and associatesa
The more important subsidiaries, joint arrangements and associates of the group at 31 December 2025 and the group percentage of ordinary share capital (to nearest whole number) are set out below. The group's share of the assets and liabilities of the more important unincorporated joint arrangements are held by subsidiaries listed in the table below. Those subsidiaries held directly by the parent company are marked with an asterisk
(*), the percentage owned being that of the group unless otherwise indicated. A complete list of undertakings of the group is included in Note 13 in the parent company financial statements of BP p.l.c. which are filed with the Registrar of Companies in the UK, along with the group’s annual report.

Subsidiaries	%	Country of incorporation	Principal activities
International
BP Corporate Holdings Limited	100	England & Wales	Investment holding
BP Exploration Operating Company Limited	100	England & Wales	Exploration and production
*BP Gamma Holdings Limited	100	England & Wales	Investment holding
*BP Global Investments Limited	100	England & Wales	Investment holding
*BP International Limited	100	England & Wales	Integrated oil operations
BP Oil International Limited	100	England & Wales	Integrated oil operations
*Castrol Group Holdings Limited	100	Scotland	Investment holding
Azerbaijan
BP Exploration (Caspian Sea) Limited	100	England & Wales	Exploration and production
BP Exploration (Azerbaijan) Limited	100	England & Wales	Exploration and production
Germany
BP Europa SE	100	Germany	Refining and marketing
Trinidad and Tobago
BP Trinidad and Tobago LLC	70	US	Exploration and production
UK
BP Capital Markets p.l.c.	100	England & Wales	Finance
Lightsource BP Renewable Energy Investments Limited	100	England & Wales	Onshore renewables
US
*BP Holdings North America Limited	100	England & Wales	Investment holding
Atlantic Richfield Company	100	US	Exploration and production, refining and marketing
BP America Inc.	100	US
BP America Production Company	100	US
BP Company North America Inc.	100	US
BP Corporation North America Inc.	100	US
BP Products North America Inc.	100	US
The Standard Oil Company	100	US
Archaea Energy Inc.	100	US	Bioenergy
BP Capital Markets America Inc.	100	US	Finance

Joint arrangements	%	Country of incorporation	Principal activities
Angola
Azule Energy Holdings Limited	50	England & Wales	Exploration and production
aThere were no important associates in the group at 31 December 2025.

bp Annual Report and Form 20-F 2025	241

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
involving a well.
For details on bp’s proved reserves and production compliance and governance processes, see pages 340-349.
aSee Note 1 - Investment in Rosneft.

242	bp Annual Report and Form 20-F 2025
Oil and natural gas exploration and production activities

									$ million
									2025
	Europe		North America		South America	Africa Asia		Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
Capitalized costs at 31 Decembera b
Gross capitalized costs
Proved properties	28,834	—	79,193	10	15,476	19,635	44,989	6,793	194,930
Unproved properties	418	—	632	1,981	1,188	968	1,633	796	7,616
	29,252	—	79,825	1,991	16,664	20,603	46,622	7,589	202,546
Accumulated depreciation	24,342	—	48,293	1,604	13,017	19,949	30,750	5,945	143,900
Net capitalized costs	4,910	—	31,532	387	3,647	654	15,872	1,644	58,646

Costs incurred for the year ended 31 Decembera b
Acquisition of properties
Proved	—	—	957	—	—	—	5	—	962
Unproved	—	—	13	—	1	—	4	—	18
	—	—	970	—	1	—	9	—	980
Exploration and appraisal costs[c]	46	—	519	38	473	249	41	43	1,409
Development	581	—	4,461	—	686	226	2,180	253	8,387
Total costs	627	—	5,950	38	1,160	475	2,230	296	10,776

Results of operations for the year ended 31 December[a]
Sales and other operating revenues[d]
Third parties	107	—	1,136	—	942	656	4,282	1,409	8,532
Sales between businesses	2,705	—	13,187	—	790	139	6,558	540	23,919
	2,812	—	14,323	—	1,732	795	10,840	1,949	32,451
Exploration expenditure	36	—	321	(6)	154	20	32	13	570
Production costs	547	—	2,552	1	311	353	565	99	4,428
Production taxes	(62)	—	175	—	318	—	1,241	26	1,698
Other costs (income)[e]	(95)	9	2,571	23	28	(56)	39	90	2,609
Depreciation, depletion and amortization	1,454	—	4,966	3	1,178	530	3,224	436	11,791
Net impairments and (gains) losses on sale of businesses and fixed assets	249	4	(74)	—	(19)	121	11	(2)	290
	2,129	13	10,511	21	1,970	968	5,112	662	21,386
Profit (loss) before taxation[f]	683	(13)	3,812	(21)	(238)	(173)	5,728	1,287	11,065
Allocable taxes	703	—	882	(11)	18	678	4,228	460	6,958
Results of operations	(20)	(13)	2,930	(10)	(256)	(851)	1,500	827	4,107
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
cIncludes exploration and appraisal drilling expenditures and pre development studies, which are capitalized within intangible assets, and geological and geophysical exploration costs, which are charged to income as incurred.
dPresented net of transportation costs, purchases and sales taxes.
eIncludes property taxes and other government take. The UK region includes a $275-million gain which is offset by corresponding charges primarily in the US region, relating to the group self-
insurance programme.
fExcludes the unwinding of the discount on provisions and payables amounting to $480 million which is included in finance costs in the group income statement.

bp Annual Report and Form 20-F 2025	243

Financial statements
Oil and natural gas exploration and production activities – continued

									$ million
									2025
	Europe		North America		South America	Africa Asia		Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Equity-accounted entities (bp share)
Capitalized costs at 31 Decembera b
Gross capitalized costs
Proved properties	—	6,480	—	—	13,188	11,832	11,654	—	43,154
Unproved properties	—	767	—	—	97	533	—	—	1,397
	—	7,247	—	—	13,285	12,365	11,654	—	44,551
Accumulated depreciation	—	3,805	—	—	7,393	4,251	3,477	—	18,926
Net capitalized costs	—	3,442	—	—	5,892	8,114	8,177	—	25,625

Costs incurred for the year ended 31 Decembera c d
Acquisition of properties[b]
Proved	—	—	—	—	—	—	—	—	—
Unproved	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
Exploration and appraisal costs[c]	—	55	—	—	3	153	—	—	211
Development	—	1,193	—	—	571	2,379	806	—	4,949
Total costs	—	1,248	—	—	574	2,532	806	—	5,160

Results of operations for the year ended 31 December[a]
Sales and other operating revenues[e]
Third parties	—	1,698	—	—	853	2,700	1,777	—	7,028
Sales between businesses	—	—	—	—	955	—	—	—	955
	—	1,698	—	—	1,808	2,700	1,777	—	7,983
Exploration expenditure	—	55	—	—	—	18	—	—	73
Production costs	—	186	—	—	483	651	647	—	1,967
Production taxes	—	—	—	—	267	27	—	—	294
Other costs (income)	—	2	—	—	116	(124)	24	—	18
Depreciation, depletion and amortization	—	481	—	—	451	1,484	816	—	3,232
Net impairments and losses on sale of businesses and fixed assets	—	321	—	—	—	129	—	—	450
	—	1,045	—	—	1,317	2,185	1,487	—	6,034
Profit (loss) before taxation	—	653	—	—	491	515	290	—	1,949
Allocable taxes	—	651	—	—	76	343	121	—	1,191
Results of operations	—	2	—	—	415	172	169	—	758
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
ePresented net of sales tax.

244	bp Annual Report and Form 20-F 2025
Oil and natural gas exploration and production activities – continued

									$ million
									2024
	Europe		North America		South America	Africa	Asia	Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
Capitalized costs at 31 Decembera b
Gross capitalized costs
Proved properties	29,781	—	72,248	8	14,427	18,756	42,709	6,504	184,433
Unproved properties	411	—	3,012	1,936	2,760	2,471	1,701	762	13,053
	30,192	—	75,260	1,944	17,187	21,227	44,410	7,266	197,486
Accumulated depreciation	24,269	—	44,067	1,602	13,450	20,373	27,528	5,506	136,795
Net capitalized costs	5,923	—	31,193	342	3,737	854	16,882	1,760	60,691

Costs incurred for the year ended 31 Decembera b
Acquisition of properties
Proved	—	—	52	—	—	—	—	—	52
Unproved	—	—	21	—	2	—	—	—	23
	—	—	73	—	2	—	—	—	75
Exploration and appraisal costs[c]	57	—	655	102	294	508	82	59	1,757
Development	629	—	3,829	—	661	1,334	1,363	137	7,953
Total costs	686	—	4,557	102	957	1,842	1,445	196	9,785

Results of operations for the year ended 31 December[a]
Sales and other operating revenues[d]
Third parties	182	—	1,859	—	1,090	2,094	4,515	1,888	11,628
Sales between businesses	2,762	—	13,035	—	163	—	7,410	362	23,732
	2,944	—	14,894	—	1,253	2,094	11,925	2,250	35,360
Exploration expenditure	1	—	463	97	137	188	55	33	974
Production costs	539	—	2,645	1	399	230	617	106	4,537
Production taxes	(4)	—	149	—	248	—	1,366	40	1,799
Other costs (income)[e]	(221)	(8)	2,455	23	47	49	(59)	116	2,402
Depreciation, depletion and amortization	1,234	—	4,394	3	1,206	543	3,116	477	10,973
Net impairments and (gains) losses on sale of businesses and fixed assets	1,058	14	(471)	(19)	(259)	2,312	(1)	(1)	2,633
	2,607	6	9,635	105	1,778	3,322	5,094	771	23,318
Profit (loss) before taxation[f]	337	(6)	5,259	(105)	(525)	(1,228)	6,831	1,479	12,042
Allocable taxes	195	(1)	1,194	(14)	(203)	291	5,003	557	7,022
Results of operations	142	(5)	4,065	(91)	(322)	(1,519)	1,828	922	5,020
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
cIncludes exploration and appraisal drilling expenditures and pre development studies, which are capitalized within intangible assets, and geological and geophysical exploration costs, which are charged to income as incurred.
dPresented net of transportation costs, purchases and sales taxes.
eIncludes property taxes and other government take. The UK region includes a $313-million gain which is offset by corresponding charges primarily in the US region, relating to the group self-
insurance programme.
fExcludes the unwinding of the discount on provisions and payables amounting to $460 million which is included in finance costs in the group income statement.

bp Annual Report and Form 20-F 2025	245

Financial statements
Oil and natural gas exploration and production activities – continued

									$ million
									2024
	Europe		North America		South America	Africa	Asia	Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Equity-accounted entities (bp share)
Capitalized costs at 31 Decembera b
Gross capitalized costs
Proved properties	—	5,211	—	—	12,185	10,181	10,848	—	38,425
Unproved properties	—	705	—	—	130	344	—	—	1,179
	—	5,916	—	—	12,315	10,525	10,848	—	39,604
Accumulated depreciation	—	2,968	—	—	7,284	3,209	2,661	—	16,122
Net capitalized costs	—	2,948	—	—	5,031	7,316	8,187	—	23,482

Costs incurred for the year ended 31 Decembera c d
Acquisition of properties[b]
Proved	—	—	—	—	—	—	—	—	—
Unproved	—	—	—	—	—	26	—	—	26
	—	—	—	—	—	26	—	—	26
Exploration and appraisal costs[c]	—	58	—	—	5	54	—	—	117
Development	—	761	—	—	821	1,105	901	—	3,588
Total costs	—	819	—	—	826	1,185	901	—	3,731

Results of operations for the year ended 31 December[a]
Sales and other operating revenues[e]
Third parties[f]	—	1,943	—	—	840	2,692	1,854	—	7,329
Sales between businesses[f]	—	—	—	—	1,127	—	—	—	1,127
	—	1,943	—	—	1,967	2,692	1,854	—	8,456
Exploration expenditure	—	51	—	—	—	8	—	—	59
Production costs	—	145	—	—	812	560	574	—	2,091
Production taxes	—	—	—	—	324	37	—	—	361
Other costs (income)[g]	—	26	—	—	134	142	25	—	327
Depreciation, depletion and amortization	—	453	—	—	477	1,431	965	—	3,326
Net impairments and losses on sale of businesses and fixed assets	—	65	—	—	849	—	—	—	914
	—	740	—	—	2,596	2,178	1,564	—	7,078
Profit (loss) before taxation	—	1,203	—	—	(629)	514	290	—	1,378
Allocable taxes[g]	—	931	—	—	(766)	296	120	—	581
Results of operations	—	272	—	—	137	218	170	—	797
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
ePresented net of sales tax.
fSouth America third parties sales and sales between businesses split has been restated.
gAfrica other costs (income) have been restated and consequently the allocable taxes.

246	bp Annual Report and Form 20-F 2025
Oil and natural gas exploration and production activities – continued

									$ million
									2023
	Europe		North America		South America	Africa	Asia	Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
Capitalized costs at 31 Decembera b
Gross capitalized costs
Proved properties	29,127	—	70,404	6	17,475	20,763	41,351	6,331	185,457
Unproved properties	369	—	3,057	1,917	2,565	2,739	1,691	737	13,075
	29,496	—	73,461	1,923	20,040	23,502	43,042	7,068	198,532
Accumulated depreciation	22,018	—	42,364	1,592	15,712	21,132	24,431	4,998	132,247
Net capitalized costs	7,478	—	31,097	331	4,328	2,370	18,611	2,070	66,285

Costs incurred for the year ended 31 Decembera b
Acquisition of properties
Proved	—	—	13	—	—	—	—	—	13
Unproved	—	—	51	—	2	6	—	—	59
	—	—	64	—	2	6	—	—	72
Exploration and appraisal costs[c]	123	—	356	123	114	270	145	100	1,231
Development	484	—	4,690	—	713	863	1,424	32	8,206
Total costs	607	—	5,110	123	829	1,139	1,569	132	9,509

Results of operations for the year ended 31 December[a]
Sales and other operating revenues[d]
Third parties	206	—	665	—	1,348	3,227	4,801	1,765	12,012
Sales between businesses	3,483	—	12,705	—	20	22	7,731	412	24,373
	3,689	—	13,370	—	1,368	3,249	12,532	2,177	36,385
Exploration expenditure	46	—	348	93	54	413	25	18	997
Production costs	477	—	2,382	2	360	232	588	111	4,152
Production taxes	13	—	136	—	229	—	1,357	44	1,779
Other costs (income)[e]	(171)	—	2,144	13	115	304	(35)	145	2,515
Depreciation, depletion and amortization	1,063	—	3,532	—	1,351	1,546	2,844	412	10,748
Net impairments and (gains) losses on sale of businesses and fixed assets	819	(18)	701	(100)	671	1,430	(1)	(4)	3,498
	2,247	(18)	9,243	8	2,780	3,925	4,778	726	23,689
Profit (loss) before taxation[f]	1,442	18	4,127	(8)	(1,412)	(676)	7,754	1,451	12,696
Allocable taxes	365	19	889	(3)	(565)	439	5,317	451	6,912
Results of operations	1,077	(1)	3,238	(5)	(847)	(1,115)	2,437	1,000	5,784
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
cIncludes exploration and appraisal drilling expenditures and pre development studies, which are capitalized within intangible assets, and geological and geophysical exploration costs, which are charged to income as incurred.
dPresented net of transportation costs, purchases and sales taxes.
eIncludes property taxes and other government take. The UK region includes a $287-million gain which is offset by corresponding charges primarily in the US region, relating to the group self-
insurance programme.
fExcludes the unwinding of the discount on provisions and payables amounting to $390 million which is included in finance costs in the group income statement.

bp Annual Report and Form 20-F 2025	247

Financial statements
Oil and natural gas exploration and production activities – continued

									$ million
									2023
	Europe		North America		South America	Africa	Asia	Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Equity-accounted entities (bp share)
Capitalized costs at 31 Decembera b
Gross capitalized costs
Proved properties	—	4,432	—	—	12,530	8,590	9,947	—	35,499
Unproved properties	—	652	—	—	125	372	—	—	1,149
	—	5,084	—	—	12,655	8,962	9,947	—	36,648
Accumulated depreciation	—	2,420	—	—	6,807	1,812	1,696	—	12,735
Net capitalized costs	—	2,664	—	—	5,848	7,150	8,251	—	23,913

Costs incurred for the year ended 31 Decembera c d
Acquisition of properties[b]
Proved	—	—	—	—	—	—	—	—	—
Unproved	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
Exploration and appraisal costs[c]	—	42	—	—	7	44	—	—	93
Development	—	584	—	—	687	844	942	—	3,057
Total costs	—	626	—	—	694	888	942	—	3,150

Results of operations for the year ended 31 December[a]
Sales and other operating revenues[e]
Third parties[f]	—	2,159	—	—	963	2,550	1,716	—	7,388
Sales between businesses[f]	—	—	—	—	1,107	—	—	—	1,107
	—	2,159	—	—	2,070	2,550	1,716	—	8,495
Exploration expenditure	—	41	—	—	—	44	—	—	85
Production costs	—	169	—	—	715	427	374	—	1,685
Production taxes	—	—	—	—	332	52	—	—	384
Other costs (income)[g]	—	21	—	—	257	42	8	—	328
Depreciation, depletion and amortization	—	455	—	—	451	1,344	1,144	—	3,394
Net impairments and losses on sale of businesses and fixed assets	—	141	—	—	—	15	—	—	156
	—	827	—	—	1,755	1,924	1,526	—	6,032
Profit (loss) before taxation	—	1,332	—	—	315	626	190	—	2,463
Allocable taxes[g]	—	1,124	—	—	127	280	117	—	1,648
Results of operations	—	208	—	—	188	346	73	—	815
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
ePresented net of sales tax.
fSouth America third parties sales and sales between businesses split has been restated.
gAfrica other costs (income) have been restated and consequently the allocable taxes.

248	bp Annual Report and Form 20-F 2025
Movements in estimated net proved reserves

								million barrels
Crude oila b								2025
	Europe		North America		South America	Africa Asia		Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
At 1 January
Developed	104	—	653	—	1	1	716	9	1,483
Undeveloped	63	—	472	—	4	—	305	1	846
	167	—	1,125	—	5	1	1,021	10	2,329
Changes attributable to
Revisions of previous estimates	(40)	—	39	—	2	3	75	1	80
Improved recovery	—	—	13	—	—	—	—	—	13
Purchases of reserves-in-place	—	—	40	—	—	—	—	—	40
Discoveries and extensions	—	—	1	—	—	1	3	—	5
Production	(29)	—	(146)	—	(2)	(3)	(110)	(3)	(292)
Sales of reserves-in-place	(1)	—	(31)	—	—	—	—	—	(33)
	(70)	—	(84)	—	—	1	(32)	(2)	(186)
At 31 December[c]
Developed	56	—	599	—	1	2	691	6	1,354
Undeveloped	41	—	443	—	4	—	298	3	788
	97	—	1,042	—	6	2	989	8	2,143
Equity-accounted entities (bp share)[d]
At 1 January
Developed	—	76	—	10	271	94	107	—	558
Undeveloped	—	42	—	—	217	77	3	—	339
	—	118	—	10	488	170	110	—	896
Changes attributable to
Revisions of previous estimates	—	14	—	—	(40)	21	35	—	30
Improved recovery	—	1	—	—	3	—	—	—	4
Purchases of reserves-in-place	—	—	—	—	—	—	—	—	—
Discoveries and extensions	—	4	—	—	29	1	—	—	34
Production	—	(20)	—	(1)	(19)	(29)	(29)	—	(98)
Sales of reserves-in-place	—	(1)	—	—	—	—	—	—	(1)
	—	(3)	—	(1)	(26)	(7)	6	—	(31)
At 31 December
Developed	—	70	—	9	278	97	113	—	566
Undeveloped	—	45	—	—	184	67	4	—	299
	—	115	—	9	461	163	117	—	865
Total subsidiaries and equity-accounted entities (bp share)
At 1 January
Developed	104	76	653	10	271	95	823	9	2,041
Undeveloped	63	42	472	—	221	77	308	1	1,184
	167	118	1,125	10	493	171	1,131	10	3,225
At 31 December
Developed	56	70	599	9	279	98	804	6	1,920
Undeveloped	41	45	443	—	188	67	302	3	1,088
	97	115	1,042	9	467	165	1,105	8	3,008
aCrude oil includes condensate and bitumen. Proved reserves exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
bBecause of rounding, some totals may not exactly agree with the sum of their component parts.
cIncludes 1.7 million barrels of crude oil in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
dVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

bp Annual Report and Form 20-F 2025	249

Financial statements
Movements in estimated net proved reserves – continued

								million barrels
Natural gas liquidsa b								2025
	Europe		North America		South America	Africa Asia		Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
At 1 January
Developed	2	—	202	—	1	—	—	1	206
Undeveloped	—	—	246	—	—	—	—	—	246
	3	—	447	—	1	—	—	1	452
Changes attributable to
Revisions of previous estimates	1	—	(1)	—	2	—	—	—	1
Improved recovery	—	—	1	—	—	—	—	—	1
Purchases of reserves-in-place	—	—	25	—	—	—	—	—	25
Discoveries and extensions	—	—	—	—	—	—	—	—	—
Production[c]	(1)	—	(41)	—	(2)	—	—	—	(45)
Sales of reserves-in-place	(1)	—	(16)	—	—	—	—	—	(17)
	(1)	—	(32)	—	(1)	—	—	—	(35)
At 31 December
Developed	1	—	204	—	—	—	—	1	206
Undeveloped	—	—	212	—	—	—	—	—	212
	1	—	415	—	—	—	—	1	417
Equity-accounted entities (bp share)[d]
At 1 January
Developed	—	3	—	—	3	10	—	—	16
Undeveloped	—	5	—	—	—	—	—	—	6
	—	8	—	—	4	10	—	—	22
Changes attributable to
Revisions of previous estimates	—	—	—	—	1	2	—	—	3
Improved recovery	—	—	—	—	—	—	—	—	—
Purchases of reserves-in-place	—	—	—	—	—	—	—	—	—
Discoveries and extensions	—	—	—	—	—	—	—	—	—
Production	—	(1)	—	—	—	(2)	—	—	(3)
Sales of reserves-in-place	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
At 31 December
Developed	—	3	—	—	4	10	—	—	17
Undeveloped	—	5	—	—	—	—	—	—	5
	—	8	—	—	4	10	—	—	22
Total subsidiaries and equity-accounted entities (bp share)
At 1 January
Developed	2	3	202	—	4	10	—	1	222
Undeveloped	—	5	246	—	—	—	—	—	252
	3	8	447	—	4	10	—	1	474
At 31 December
Developed	1	3	204	—	4	10	—	1	222
Undeveloped	—	5	212	—	—	—	—	—	217
	1	8	415	—	4	10	—	1	439
aProved reserves exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
bBecause of rounding, some totals may not exactly agree with the sum of their component parts.
cExcludes NGLs from processing plants in which an interest is held of 2 thousand barrels per day for equity-accounted entities.
dVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

250	bp Annual Report and Form 20-F 2025
Movements in estimated net proved reserves – continued

								million barrels
Total liquidsa b									2025
	Europe		North America		South America	Africa Asia		Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
At 1 January
Developed	106	—	855	—	1	1	716	10	1,689
Undeveloped	63	—	718	—	4	—	305	1	1,092
	169	—	1,573	—	6	1	1,021	11	2,781
Changes attributable to
Revisions of previous estimates	(40)	—	37	—	4	3	75	1	81
Improved recovery	—	—	14	—	—	—	—	—	14
Purchases of reserves-in-place	—	—	65	—	—	—	—	—	65
Discoveries and extensions	—	—	2	—	—	1	3	—	6
Production[c]	(30)	—	(186)	—	(4)	(3)	(110)	(3)	(337)
Sales of reserves-in-place	(2)	—	(48)	—	—	—	—	—	(49)
	(72)	—	(116)	—	—	—	(32)	(2)	(221)
At 31 December[d]
Developed	57	—	802	—	1	2	691	7	1,560
Undeveloped	41	—	655	—	4	—	298	3	1,000
	98	—	1,457	—	5	2	989	9	2,560
Equity-accounted entities (bp share)[e]
At 1 January
Developed	—	78	—	10	274	103	107	—	573
Undeveloped	—	47	—	—	217	77	3	—	344
	—	125	—	10	491	180	110	—	918
Changes attributable to
Revisions of previous estimates	—	14	—	—	(39)	22	35	—	33
Improved recovery	—	1	—	—	3	—	—	—	4
Purchases of reserves-in-place	—	—	—	—	—	—	—	—	—
Discoveries and extensions	—	4	—	—	29	1	—	—	34
Production	—	(21)	—	(1)	(19)	(31)	(29)	—	(101)
Sales of reserves-in-place	—	(1)	—	—	—	—	—	—	(1)
	—	(3)	—	(1)	(26)	(7)	6	—	(31)
At 31 December
Developed	—	73	—	9	282	106	113	—	582
Undeveloped	—	50	—	—	184	67	4	—	304
	—	123	—	9	465	173	117	—	887
Total subsidiaries and equity-accounted entities (bp share)
At 1 January
Developed	106	78	855	10	275	105	823	10	2,263
Undeveloped	63	47	718	—	222	77	308	1	1,436
	169	125	1,573	10	497	182	1,131	11	3,699
At 31 December
Developed	57	73	802	9	283	108	804	7	2,143
Undeveloped	41	50	655	—	188	67	302	3	1,304
	98	123	1,457	9	471	175	1,105	9	3,447
aProved reserves exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
bBecause of rounding, some totals may not exactly agree with the sum of their component parts.
cExcludes NGLs from processing plants in which an interest is held of 2 thousand barrels per day for equity-accounted entities.
dAlso includes 1.7 million barrels in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

bp Annual Report and Form 20-F 2025	251

Financial statements
Movements in estimated net proved reserves – continued

								billion cubic feet
Natural gasa b								2025
	Europe		North America		South America	Africa Asia		Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
At 1 January
Developed	162	—	2,600	—	379	161	3,026	1,254	7,582
Undeveloped	29	—	2,412	—	350	—	1,320	431	4,542
	190	—	5,012	—	730	161	4,346	1,685	12,124
Changes attributable to
Revisions of previous estimates	24	—	2,419	—	257	74	172	51	2,996
Improved recovery	—	—	8	—	—	—	—	—	8
Purchases of reserves-in-place	—	—	208	—	—	—	—	—	208
Discoveries and extensions	—	—	1	—	170	65	111	2	349
Production[c]	(84)	—	(664)	—	(385)	(177)	(602)	(293)	(2,205)
Sales of reserves-in-place	(42)	—	(93)	—	—	—	—	—	(135)
	(102)	—	1,878	—	41	(38)	(318)	(240)	1,220
At 31 December[d]
Developed	76	—	3,009	—	413	123	2,660	947	7,227
Undeveloped	12	—	3,881	—	358	—	1,368	498	6,117
	88	—	6,890	—	771	123	4,028	1,445	13,344
Equity-accounted entities (bp share)[e]
At 1 January
Developed	—	49	—	4	1,053	536	43	—	1,686
Undeveloped	—	111	—	—	651	215	—	—	976
	—	160	—	4	1,704	751	43	—	2,662
Changes attributable to
Revisions of previous estimates	—	17	—	—	(36)	48	(1)	—	27
Improved recovery	—	1	—	—	1	—	—	—	2
Purchases of reserves-in-place	—	—	—	—	—	—	—	—	—
Discoveries and extensions	—	2	—	—	141	2	—	—	145
Production[c]	—	(21)	—	—	(126)	(113)	(3)	—	(263)
Sales of reserves-in-place	—	(1)	—	—	—	—	—	—	(1)
	—	(2)	—	(1)	(20)	(64)	(4)	—	(90)
At 31 December
Developed	—	51	—	4	1,000	516	39	—	1,610
Undeveloped	—	108	—	—	684	171	—	—	962
	—	158	—	4	1,684	687	39	—	2,572
Total subsidiaries and equity-accounted entities (bp share)
At 1 January
Developed	162	49	2,600	4	1,433	697	3,070	1,254	9,268
Undeveloped	29	111	2,412	—	1,001	215	1,320	431	5,518
	190	160	5,012	4	2,434	911	4,390	1,685	14,786
At 31 December
Developed	76	51	3,009	4	1,413	639	2,699	947	8,837
Undeveloped	12	108	3,881	—	1,042	171	1,368	498	7,079
	88	158	6,890	4	2,455	810	4,067	1,445	15,916
aProved reserves exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
bBecause of rounding, some totals may not exactly agree with the sum of their component parts.
cIncludes 114 billion cubic feet of natural gas consumed in operations, 71 billion cubic feet in subsidiaries, 43 billion cubic feet in equity-accounted entities.
dIncludes 231 billion cubic feet of natural gas in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

252	bp Annual Report and Form 20-F 2025
Movements in estimated net proved reserves – continued

							million barrels of oil equivalent[c]
Total hydrocarbonsa b									2025
	Europe		North America		South America	Africa Asia		Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
At 1 January
Developed	134	—	1,303	—	67	29	1,237	226	2,997
Undeveloped	68	—	1,134	—	65	—	533	76	1,875
	202	—	2,437	—	131	29	1,770	302	4,871
Changes attributable to
Revisions of previous estimates	(36)	—	454	—	48	15	105	10	597
Improved recovery	—	—	15	—	—	—	—	—	15
Purchases of reserves-in-place	—	—	101	—	—	—	—	—	101
Discoveries and extensions	—	—	2	—	29	12	22	—	66
Productiond e	(44)	—	(301)	—	(71)	(34)	(214)	(54)	(717)
Sales of reserves-in-place	(9)	—	(64)	—	—	—	—	—	(73)
	(89)	—	208	—	7	(6)	(87)	(43)	(10)
At 31 December[f]
Developed	70	—	1,321	—	73	23	1,150	170	2,806
Undeveloped	43	—	1,324	—	66	—	534	88	2,055
	113	—	2,645	—	138	23	1,683	258	4,861
Equity-accounted entities (bp share)[g]
At 1 January
Developed	—	87	—	11	456	196	115	—	864
Undeveloped	—	66	—	—	330	114	3	—	513
	—	153	—	11	785	310	118	—	1,377
Changes attributable to
Revisions of previous estimates	—	17	—	—	(45)	31	35	—	37
Improved recovery	—	2	—	—	3	—	—	—	5
Purchases of reserves-in-place	—	—	—	—	—	—	—	—	—
Discoveries and extensions	—	4	—	—	53	1	—	—	59
Production[e]	—	(25)	—	(1)	(41)	(50)	(29)	—	(146)
Sales of reserves-in-place	—	(1)	—	—	—	—	—	—	(1)
	—	(3)	—	(1)	(29)	(18)	6	—	(47)
At 31 December
Developed	—	81	—	10	454	195	120	—	860
Undeveloped	—	68	—	—	302	96	4	—	470
	—	150	—	10	756	292	123	—	1,330
Total subsidiaries and equity-accounted entities (bp share)
At 1 January
Developed	134	87	1,303	11	522	225	1,352	226	3,860
Undeveloped	68	66	1,134	—	394	114	535	76	2,387
	202	153	2,437	11	917	339	1,888	302	6,248
At 31 December
Developed	70	81	1,321	10	527	218	1,269	170	3,666
Undeveloped	43	68	1,324	—	367	96	537	88	2,525
	113	150	2,645	10	894	315	1,807	258	6,191
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
eIncludes 20 million barrels of oil equivalent of natural gas consumed in operations, 12 million barrels of oil equivalent in subsidiaries, 7 million barrels of oil equivalent in equity-accounted entities.
fIncludes 41 million barrels of oil equivalent in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
gVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

bp Annual Report and Form 20-F 2025	253

Financial statements
Movements in estimated net proved reserves – continued

								million barrels
Crude oila b								2024
	Europe		North America		South America	Africa	Asia	Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
At 1 January
Developed	129	—	713	—	3	5	729	11	1,590
Undeveloped	74	—	352	—	5	—	323	1	755
	203	—	1,065	—	7	6	1,052	12	2,345
Changes attributable to
Revisions of previous estimates	(12)	—	54	—	2	5	77	1	128
Improved recovery	—	—	2	—	—	—	—	—	2
Purchases of reserves-in-place	1	—	—	—	—	1	—	—	2
Discoveries and extensions	—	—	143	—	—	—	—	—	143
Production	(25)	—	(138)	—	(2)	(7)	(109)	(3)	(284)
Sales of reserves-in-place	—	—	(1)	—	(3)	(4)	—	—	(7)
	(36)	—	61	—	(2)	(5)	(31)	(2)	(16)
At 31 December[c]
Developed	104	—	653	—	1	1	716	9	1,483
Undeveloped	63	—	472	—	4	—	305	1	846
	167	—	1,125	—	5	1	1,021	10	2,329
Equity-accounted entities (bp share)[d]
At 1 January
Developed	—	89	—	11	275	99	115	—	588
Undeveloped	—	45	—	—	253	88	2	—	387
	—	133	—	11	528	187	117	—	976
Changes attributable to
Revisions of previous estimates	—	4	—	—	(25)	10	19	—	8
Improved recovery	—	1	—	—	—	—	—	—	1
Purchases of reserves-in-place	—	—	—	—	—	5	—	—	5
Discoveries and extensions	—	—	—	—	18	—	—	—	18
Production	—	(21)	—	(1)	(20)	(30)	(25)	—	(97)
Sales of reserves-in-place	—	—	—	—	(14)	—	—	—	(15)
	—	(16)	—	(1)	(41)	(16)	(6)	—	(80)
At 31 December
Developed	—	76	—	10	271	94	107	—	558
Undeveloped	—	42	—	—	217	77	3	—	339
	—	118	—	10	488	170	110	—	896
Total subsidiaries and equity-accounted entities (bp share)
At 1 January
Developed	129	89	713	11	278	104	844	11	2,179
Undeveloped	74	45	352	—	258	88	324	1	1,142
	203	133	1,065	11	536	192	1,168	12	3,321
At 31 December
Developed	104	76	653	10	271	95	823	9	2,041
Undeveloped	63	42	472	—	221	77	308	1	1,184
	167	118	1,125	10	493	171	1,131	10	3,225
aCrude oil includes condensate and bitumen. Proved reserves exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
bBecause of rounding, some totals may not exactly agree with the sum of their component parts.
cIncludes 1.5 million barrels of crude oil in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
dVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

254	bp Annual Report and Form 20-F 2025
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
cExcludes NGLs from processing plants in which an interest is held of 2 thousand barrels per day for equity-accounted entities.
dIncludes 0.2 million barrels of NGL in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

bp Annual Report and Form 20-F 2025	255

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
cExcludes NGLs from processing plants in which an interest is held of 2 thousand barrels per day for equity-accounted entities.
dAlso includes 1.7 million barrels in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

256	bp Annual Report and Form 20-F 2025
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
dIncludes 219 billion cubic feet of natural gas in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

bp Annual Report and Form 20-F 2025	257

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
fIncludes 41 million barrels of oil equivalent in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
gVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

258	bp Annual Report and Form 20-F 2025
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
bBecause of rounding, some totals may not exactly agree with the sum of their component parts.
cIncludes 2.2 million barrels of crude oil in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
dVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

bp Annual Report and Form 20-F 2025	259

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
cExcludes NGLs from processing plants in which an interest is held of 2 thousand barrels per day for equity-accounted entities.
dIncludes 0 million barrels of NGL in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
e Volumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

260	bp Annual Report and Form 20-F 2025
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
cExcludes NGLs from processing plants in which an interest is held of 2 thousand barrels per day for equity-accounted entities.
dAlso includes 2.2 million barrels in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

bp Annual Report and Form 20-F 2025	261

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
dIncludes 430 billion cubic feet of natural gas in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
eVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

262	bp Annual Report and Form 20-F 2025
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
fIncludes 41 million barrels of oil equivalent in respect of the 30% non-controlling interest in BP Trinidad and Tobago LLC.
gVolumes of equity-accounted entities include volumes of equity-accounted investments of those entities.

bp Annual Report and Form 20-F 2025	263

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
statements.

									$ million
									2025
	Europe		North America		South America	Africa Asia		Australasia	Total
	UK	Rest of Europe	US	Rest of North America
At 31 December
Subsidiaries
Future cash inflows[a]	7,600	—	93,300	—	5,000	600	93,300	11,500	211,300
Future production cost[b]	8,500	—	39,300	—	3,300	200	34,500	3,600	89,400
Future development cost[b]	800	—	15,300	—	1,200	100	13,500	1,600	32,500
Future taxation[c]	(100)	—	6,000	—	100	—	33,100	1,600	40,700
Future net cash flows	(1,600)	—	32,700	—	400	300	12,200	4,700	48,700
10% annual discount[d]	(700)	—	12,900	—	(500)	—	4,300	1,600	17,600
Standardized measure of discounted future net cash flows[e]	(900)	—	19,800	—	900	300	7,900	3,100	31,100
Equity-accounted entities (bp share)[f]
Future cash inflows[a]	—	10,100	—	—	36,800	12,300	8,100	—	67,300
Future production cost[b]	—	4,300	—	—	18,500	4,800	4,100	—	31,700
Future development cost[b]	—	1,300	—	—	3,900	1,000	2,800	—	9,000
Future taxation[c]	—	3,500	—	—	3,700	1,800	400	—	9,400
Future net cash flows	—	1,000	—	—	10,700	4,700	800	—	17,200
10% annual discount[d]	—	100	—	—	6,300	1,100	200	—	7,700
Standardized measure of discounted future net cash flows	—	900	—	—	4,400	3,600	600	—	9,500
Total subsidiaries and equity-accounted entities
Standardized measure of discounted future net cash flows	(900)	900	19,800	—	5,300	3,900	8,500	3,100	40,600
The following are the principal sources of change in the standardized measure of discounted future net cash flows:

			$ million
	Subsidiaries	Equity-accounted entities (bp share)	Total subsidiaries and equity-accounted entities
Sales and transfers of oil and gas produced, net of production costs	(21,400)	(5,400)	(26,800)
Development costs for the current year as estimated in previous year	6,000	3,200	9,200
Extensions, discoveries and improved recovery, less related costs	1,000	800	1,800
Net changes in prices and production cost	(11,100)	(3,100)	(14,200)
Revisions of previous reserves estimates	4,200	600	4,800
Net change in taxation	11,300	1,700	13,000
Future development costs	(1,100)	100	(1,000)
Net change in purchase and sales of reserves-in-place	—	(100)	(100)
Addition of 10% annual discount	3,800	1,100	4,900
Total change in the standardized measure during the year[g]	(7,300)	(1,100)	(8,400)
aThe marker prices used were Brent $69.5/bbl, Henry Hub $3.4/mmBtu.
bProduction costs, which include production taxes and also fixed commitment costs associated with probable/contingent volumes, and development costs relating to future production of proved reserves are based on the continuation of existing economic conditions. Future decommissioning costs are included.
cTaxation is computed with reference to appropriate year-end statutory corporate income tax rates.
dFuture net cash flows from oil and natural gas production are discounted at 10% regardless of the group assessment of the risk associated with its producing activities.
eNon-controlling interests in BP Trinidad and Tobago LLC amounted to $271 million.
fThe standardized measure of discounted future net cash flows of equity-accounted entities includes standardized measure of discounted future net cash flows of equity-accounted investments of those entities.
gTotal change in the standardized measure during the year includes the effect of exchange rate movements.

264	bp Annual Report and Form 20-F 2025
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
of those entities.
gTotal change in the standardized measure during the year includes the effect of exchange rate movements.

bp Annual Report and Form 20-F 2025	265

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
of those entities.
gTotal change in the standardized measure during the year includes the effect of exchange rate movements.

266	bp Annual Report and Form 20-F 2025
Operational and statistical information
The following tables present operational and statistical information related to production, drilling, productive wells and acreage. Figures include amounts attributable to assets held for sale.
Crude oil and natural gas production
The following table shows crude oil, natural gas liquids and natural gas production for the years ended 31 December 2025, 2024 and 2023.
Production for the yeara b

	Europe		North America		South America	Africa	Asia	Australasia	Total
	UK	Rest of Europe	US	Rest of North America
Subsidiaries[c]
Crude oil[d]								thousand barrels per day
2025	78	—	399	—	5	8	302	8	800
2024	70	—	376	—	4	19	297	9	775
2023	74	—	335	—	4	29	293	10	745
Natural gas liquids								thousand barrels per day
2025	4	—	111	—	6	—	—	1	123
2024	4	—	107	—	4	1	—	2	117
2023	5	—	88	—	4	2	—	2	100
Natural gas[e]								million cubic feet per day
2025	203	—	1,751	—	1,045	453	1,597	799	5,847
2024	197	—	1,690	—	1,145	904	1,655	882	6,474
2023	247	—	1,486	—	1,191	1,236	1,578	774	6,512
Equity-accounted entities (bp share)
Crude oil[d]								thousand barrels per day
2025	—	55	—	—	56	78	79	—	268
2024	—	58	—	—	56	82	69	—	266
2023	—	60	—	—	57	82	62	—	261
Natural gas liquids								thousand barrels per day
2025	—	2	—	—	1	5	—	—	8
2024	—	2	—	—	1	6	—	—	9
2023	—	3	—	—	1	6	—	—	9
Natural gas[e]								million cubic feet per day
2025	—	54	—	—	284	264	—	—	603
2024	—	55	—	—	300	85	—	—	440
2023	—	58	—	—	299	74	—	—	432
aProduction excludes royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
bBecause of rounding, some totals may not exactly agree with the sum of their component parts.
cAll of the oil and liquid production from Canada is bitumen.
dCrude oil includes condensate.
eNatural gas production excludes gas consumed in operations.

bp Annual Report and Form 20-F 2025	267

Financial statements
Operational and statistical information – continued
Productive oil and gas wells and acreage
The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which the group and its equity-accounted entities had interests as at 31 December 2025. A ‘gross’ well or acre is one in which a whole or fractional working interest is owned, while the number of ‘net’ wells or acres is the sum of the whole or fractional working interests in gross wells or acres. Productive wells are producing wells and wells capable of production. Developed acreage is the acreage within the boundary of a field, on which development wells have been drilled, which could produce the reserves; while undeveloped acres are those on which wells have not been drilled or completed to a point that would permit the production of commercial quantities, whether or not such acres contain proved reserves.

		Europe		North America		South America	Africa Asia		Australasia	Total[a]
		UK	Rest of Europe	US	Rest of North America
Number of productive wells at 31 December 2025
Oil wells[b]	– gross	120	126	973	8	4,927	807	3,004	—	9,965
	– net	69	20	631	2	2,417	77	667	—	3,883
Gas wells[c]	– gross	31	9	3,819	—	1,233	92	197	91	5,472
	– net	7	1	2,163	—	402	41	74	22	2,710
Oil and natural gas acreage at 31 December 2025									thousands of acres
Developed	– gross	72	83	1,504	8	1,242	626	1,355	838	5,727
	– net	44	13	972	2	370	125	286	157	1,969
Undeveloped[d]	– gross	434	2,257	3,771	9,237	9,950	21,019	10,641	7,998	65,308
	– net	339	358	3,253	6,193	4,801	8,408	5,805	3,364	32,521
aBecause of rounding, some totals may not exactly agree with the sum of their component parts.
bIncludes approximately 169 gross (32 net) multiple completion wells (more than one formation producing into the same well bore).
cIncludes approximately 11 gross (5 net) multiple completion wells. If one of the multiple completions in a well is an oil completion, the well is classified as an oil well.
dUndeveloped acreage includes leases and concessions.
Net oil and gas wells completed or abandoned
The following table shows the number of net productive and dry exploratory and development oil and natural gas wells completed or abandoned in the years indicated by the group and its equity-accounted entities. Productive wells include wells in which hydrocarbons were encountered and the drilling or completion of which, in the case of exploratory wells, has been suspended pending further drilling or evaluation. A dry well is one found to be incapable of producing hydrocarbons in sufficient quantities to justify completion.

	Europe		North America		South America	Africa	Asia	Australasia	Total[a]
	UK	Rest of Europe	US	Rest of North America
2025
Exploratory
Productive	—	0.3	0.6	—	2.9	2.7	0.4	—	6.9
Dry	—	0.6	0.3	—	1.0	—	0.6	—	2.6
Development
Productive	4.4	0.3	172.2	—	68.5	6.1	51.4	0.2	303.0
Dry	—	—	4.9	—	0.6	0.4	1.2	—	7.1
2024
Exploratory
Productive	—	—	0.7	—	0.5	0.4	0.7	—	2.3
Dry	—	—	1.0	0.8	0.5	—	0.5	—	2.8
Development
Productive	1.5	0.5	149.0	—	69.3	2.5	55.1	—	277.8
Dry	—	—	15.0	—	—	1.1	0.5	—	16.6
2023
Exploratory
Productive	—	—	2.0	—	—	—	0.8	0.4	3.2
Dry	0.5	—	0.8	0.5	—	—	0.2	—	2.0
Development
Productive[b]	2.6	0.6	141.9	0.1	85.2	4.2	39.7	0.4	274.7
Dry	—	—	—	—	—	—	0.4	—	0.4
aBecause of rounding, some totals may not exactly agree with the sum of their component parts.
bIncludes correction of 2023 productive wells

268	bp Annual Report and Form 20-F 2025
Operational and statistical information – continued
Drilling and production activities in progress
The following table shows the number of exploratory and development oil and natural gas wells in the process of being drilled by the group and its equity-accounted entities as of 31 December 2025. Suspended development wells and long-term suspended exploratory wells are also included in the table.

	Europe		North America		South America	Africa Asia		Australasia	Total[a]
	UK	Rest of Europe	US	Rest of North America
At 31 December 2025
Exploratory
Gross	—	—	—	—	2.0	1.0	1.0	—	4.0
Net	—	—	—	—	0.8	0.5	0.1	—	1.4
Development
Gross	3.0	9.5	49.0	—	29.0	14.0	63.0	—	167.5
Net	1.8	1.5	36.4	—	11.3	1.8	21.3	—	74.1
aBecause of rounding, some totals may not exactly agree with the sum of their component parts.

bp Annual Report and Form 20-F 2025	269

Financial statements
Pages 269-333 have been removed as they do not form part of bp's Annual Report on Form 20-F as filed with the SEC.

334	bp Annual Report and Form 20-F 2025	« See glossary on page 375

bp Annual Report and Form 20-F 2025	335

Additional disclosures
Additional information
Capital expenditure«

			$ million
	2025	2024	2023
Capital expenditure
Organic capital expenditure«	13,613	16,135	14,998
Inorganic capital expenditureab«	920	102	1,255
	14,533	16,237	16,253
Capital expenditure by segment
gas & low carbon energyac	3,410	5,842	4,773
oil production & operations	6,760	6,198	6,278
customers & productsabc	4,071	3,789	4,761
other businesses & corporate	292	408	441
	14,533	16,237	16,253
Capital expenditure by geographical area
US	6,129	6,566	8,105
Non-US	8,404	9,671	8,148
	14,533	16,237	16,253
a2025 includes the final payment for the bp Bunge Bioenergia acquisition. 2024 includes the cash acquired net of acquisition payments on completion of the bp Bunge Bioenergia and Lightsource bp acquisitions.
b2023 includes $1.1 billion in respect of the TravelCenters of America acquisition.
c2024 and 2023 have been restated to reflect the move of our Archaea Energy business from the customers & products segment to the gas & low carbon energy segment.

336	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Adjusting items
Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. An analysis of adjusting items is shown in the table below.

			$ million
	2025	2024	2023
gas & low carbon energy
Gain on sale of businesses and fixed assets[a]	258	297	19
Net impairment and losses on sale of businesses and fixed assetsab	(4,448)	(3,521)	(2,221)
Environmental and related provisions	—	—	—
Restructuring, integration and rationalization costs[c]	(2)	(25)	—
Fair value accounting effectsde«	1,270	(1,550)	8,859
Other[f]	(1,115)	1,048	(1,299)
	(4,037)	(3,751)	5,358
oil production & operations
Gain on sale of businesses and fixed assets[a]	407	144	297
Net impairment and losses on sale of businesses and fixed assets[a]	(552)	(790)	(1,819)
Environmental and related provisions	(268)	5	54
Restructuring, integration and rationalization costs[c]	(67)	(15)	(1)
Fair value accounting effects	—	—	—
Other[g]	(376)	(492)	(121)
	(856)	(1,148)	(1,590)
customers & products
Gain on sale of businesses and fixed assets[a]	317	190	44
Net impairment and losses on sale of businesses and fixed assetsabh	(1,030)	(2,600)	(1,757)
Environmental and related provisions	(68)	(99)	(97)
Restructuring, integration and rationalization costs[c]	(241)	(123)	—
Fair value accounting effects[e]	(207)	(81)	(86)
Other[i]	57	(847)	(287)
	(1,172)	(3,560)	(2,183)
other businesses & corporate
Gain on sale of businesses and fixed assets[a]	5	39	1
Net impairment and losses on sale of businesses and fixed assets[a]	(5)	(19)	(41)
Environmental and related provisions[j]	(320)	(87)	(604)
Restructuring, integration and rationalization costs[c]	(210)	(59)	38
Fair value accounting effects[e]	1,157	(221)	630
Gulf of America oil spill	(31)	(51)	(57)
Other	12	18	(4)
	608	(380)	(37)
Total before interest and taxation	(5,457)	(8,839)	1,548
Finance costs[k]	(428)	(505)	(405)
Total before taxation	(5,885)	(9,344)	1,143
Taxation on adjusting itemslm	246	1,495	972
Taxation – tax rate change effect[n]	(774)	(316)	232
Total after taxation[o]	(6,413)	(8,165)	2,347
aSee Financial statements – Note 4 for further information.
b2024 has been restated for material items to reflect the move of our Archaea Energy business from the customers & products segment to the gas & low carbon energy segment.
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
dUnder IFRS bp marks-to-market the value of the hedges used to risk-manage LNG contracts, but not the contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect includes the change in value of LNG contracts that are being risk-managed, and the underlying result reflects how bp risk-manages its LNG contracts.
eFor further information, including the nature of fair value accounting effects reported in each segment, see page 379.
f2025 includes $1,082 million of impairment charges recognized through equity-accounted earnings primarily relating to the Archaea Energy and offshore wind businesses. 2024 includes a $508 million gain relating to the remeasurement of bp's pre-existing 49.97% interest in Lightsource bp, and $498 million relating to the remeasurement of certain US assets excluded from the
Lightsource bp acquisition (see Note 3 for further information). 2023 includes $1,140 million of impairment charges recognized through equity-accounted earnings relating to our US offshore wind projects.
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
kAll periods presented include the unwinding of discounting effects relating to Gulf of America oil spill payables and the income statement impact of temporary valuation differences related to the group's interest rate and foreign currency exchange risk management associated with finance debt. 2025 and 2024 include the unwinding of discounting effects relating to certain onerous contract provisions. 2023 includes the income statement impact associated with the buyback of finance debt.
lAll periods include certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency; and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.
m2025 includes limited tax relief on impairment charges and the impact of the reassessment of the recognition of deferred tax assets.
nAll periods include revisions to the deferred tax impact of the introduction of the UK Energy Profits Levy (EPL) on temporary differences existing at the opening balance sheet date. The EPL increases the headline rate of tax on taxable profits from bp’s North Sea business to 78%. In 2025 a two-year extension of the EPL to 31 March 2030 was substantively enacted. 2025 also includes the deferred tax impact of a change in the tax rate in Germany. See Note 1 for further information.

bp Annual Report and Form 20-F 2025	337

Additional disclosures
o2023 includes a $146-million charge for the EU Solidarity Contribution.
Non-IFRS information on fair value accounting effects
The impacts of fair value accounting effects, relative to management’s internal measure of performance, are set out below. Further information on fair value accounting effects is provided on page 379.

			$ million
	2025	2024	2023
gas & low carbon energy
Unrecognized (gains) losses brought forward from previous period	(2,674)	(1,125)	(9,960)
Favourable (adverse) impact relative to management’s measure of performance	1,270	(1,550)	8,859
Exchange translation gains (losses) on fair value accounting effects	(5)	1	(24)
Unrecognized (gains) losses carried forward	(1,409)	(2,674)	(1,125)
customers & products
Unrecognized (gains) losses brought forward from previous period	(96)	(17)	79
Favourable (adverse) impact relative to management’s measure of performance	(207)	(81)	(86)
Exchange translation gains (losses) on fair value accounting effects	—	2	(10)
Unrecognized (gains) losses carried forward	(303)	(96)	(17)
other businesses & corporate
Unrecognized (gains) losses brought forward from previous period	(1,146)	(925)	(1,555)
Favourable (adverse) impact relative to management’s measure of performance[a]	1,157	(221)	630
Unrecognized (gains) losses carried forward	11	(1,146)	(925)

Group
Unrecognized (gains) losses brought forward from previous period	(3,916)	(2,067)	(11,436)
Favourable (adverse) impact relative to management’s measure of performance	2,220	(1,852)	9,403
Exchange translation gains (losses) on fair value accounting effects	(5)	3	(34)
Unrecognized (gains) losses carried forward	(1,701)	(3,916)	(2,067)

Favourable (adverse) impact relative to management’s measure of performance – by region gas & low carbon energy
US	376	(582)	900
Non-US	894	(968)	7,959
	1,270	(1,550)	8,859
customers & products
US	(58)	(214)	(18)
Non-US	(149)	133	(68)
	(207)	(81)	(86)
other businesses & corporate
US	—	—	—
Non-US	1,157	(221)	630
	1,157	(221)	630
	2,220	(1,852)	9,403
Taxation credit (charge)	(206)	325	(915)
	2,014	(1,527)	8,488
aIncludes changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. For further information see page 379.
Net debt including leases
Net debt including leases« is shown in the table below.

		$ million
At 31 December	2025	2024
Net debt[a]«	22,182	22,997
Lease liabilities	14,571	12,000
Net partner (receivable) payable for leases entered into on behalf of joint operations«	(1,067)	(88)
Net debt including leases	35,686	34,909
Total equity	74,000	78,318
Gearing including leases«	32.5%	30.8%
aSee Financial statements – Note 27 for a reconciliation of net debt to finance debt, which is the nearest equivalent measure to net debt on an IFRS basis.

338	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Liquidity and capital resources
Financial framework
The financial framework sets out how we allocate the cash we generate to deliver dividends to shareholders, strengthen our balance sheet and invest with discipline to grow the value of bp.
A resilient dividend is our first capital allocation priority. Based on our current forecasts and subject to the board’s discretion each quarter, the dividend is expected to increase by at least 4% per ordinary share a year.
Net debt« at 31 December 2025 was $22.2 billiona and is expected to reduce over time to a targeted range of $14-18 billion by the end of 2027, reflecting the full allocation of excess cash« to the balance sheet, in service of optimizing financing costs and to accelerate strengthening of the balance sheet. bp is committed to strengthening the balance sheet and we continue to target improving our credit metrics within an ‘A’
grade credit range.
When considering our capital structure; we also look at other instruments including hybrid bonds and securities or obligations such as leases and Gulf of America settlement liabilities. At year-end 2025, the total net debt, hybrid bonds and securities, leases and Gulf of
America settlement liabilities was $57.8 billion.
Capital expenditure in 2025 was $14.5 billion, including $0.9 billion of inorganic capital expenditure«. We expect capital expenditure of around $13.0-13.5 billion in 2026 including inorganic expenditure. We believe this level of capital expenditure supports progressively growing earnings per ordinary share in the long term. Within this frame we are allocating capital to our highest returning opportunities across the portfolio.
In 2025 the return on average capital employed« was 13.9%b at an average of $69 per barrel. The return on average capital employed is targeted to be over 16%c in 2027 at $70 per barrel in 2024 real terms, and assuming bp planning assumptions, as we execute our reset strategy. This is supported by a target compound annual growth rate in adjusted free cash flow« of over 20%c from 2024 to 2027 and subject to the same price and planning assumptions.
aThe nearest equivalent IFRS measure is finance debt at the end of 2025 of $58.0 billion.
bThe nearest equivalent IFRS measures of numerator and denominator are profit for the year attributable to bp shareholders for 2025 of $0.1 billion and total equity at the end of 2025 of
$74.0 billion respectively. Profit for attributable to bp shareholders divided by total equity at
31 December 2025 was 0.1%.
cThis is on a price adjusted basis and is assuming a hypothetical price environment of $70/bbl
Brent, $4/mmBtu Henry Hub, and $10.3/bbl refining indicator margin (all 2024 real) and assumptions about the impact of these marker prices on underlying replacement cost profit before tax.
Distributions to shareholders
The dividend is determined in US dollars, the economic currency of bp, and the dividend level is reviewed by the board each quarter. The quarterly dividend was increased from 8.000 to 8.320 cents per ordinary share per quarter in the second quarter of 2025.
The total dividend distributed to bp shareholders in 2025 was $5.1 billion
(2024 $5.0 billion). This dividend was all paid in cash to shareholders.
Based on our current forecasts and subject to the board’s discretion each quarter, the dividend is expected to increase by at least 4% per ordinary share a year.
At the fourth quarter 2025 results in February 2026, the board decided to suspend share buybacks; excess cash is now fully allocated to the balance sheet, in service of optimizing financing costs and
strengthening the balance sheet.
In 2025 bp executed $4.5 billion of share buybacks (2024 $7.1 billion), including fees and stamp duty. Since 1 January 2026 an additional
$450 million shares have been repurchased up to 13 February 2026, including fees and stamp duty.
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
The group’s finance debt at 31 December 2025 amounted to $58.0 billion (2024 $59.5 billion). Of the total finance debt, $3.4 billion is classified as short term at the end of 2025 (2024 $4.5 billion). See
Financial statements – Note 26 for more information on the short-term balance. Net debt was $22.2 billion at the end of 2025, a decrease of
$0.8 billion from the 2024 year-end position of $23.0 billion. BP p.l.c.
fully and unconditionally guarantees securities issued by BP Capital
Markets p.l.c. and BP Capital Markets America Inc., which are 100%-
owned finance subsidiaries of BP p.l.c.
At 31 December 2025 the group held a balance of $16.0 billion (2024
$16.6 billion) issued perpetual subordinated hybrid instruments consisting of $13.5 billion (2024 $14.6 billion) hybrid bonds and $2.5 billion (2024 $2.0 billion) hybrid securities. Proceeds from hybrid securities are typically earmarked to fund specific project or investment activities. As the group has the unconditional right to avoid transfer of cash or another financial asset in relation to these hybrid instruments, which were issued by group subsidiaries, they are classified as equity instruments and reported within non-controlling interest.
The ratio of finance debt to finance debt plus total equity at
31 December 2025 was 43.9% (2024 43.2%). Gearing was 23.1% at the
end of 2025 (2024 22.7%). See Financial statements – Note 27 for finance debt, which is the nearest equivalent measure on an IFRS basis, and for further information on net debt.
Cash and cash equivalents of $36.6 billion at 31 December 2025 (2024
$39.2 billion) are included in net debt. We manage our cash position so that the group has adequate cover to respond to potential short-term market liquidity, short-term price environment volatility, and expect to maintain a robust cash position.
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
and depend on circumstances that will or may occur in the future and are outside the control of bp. You are urged to read the Cautionary statement on page 362 and Risk factors on page 67, which describe the

bp Annual Report and Form 20-F 2025	339

Additional disclosures
risks and uncertainties that may cause actual results and
developments to differ materially from those expressed or implied by these forward-looking statements.
Off-balance sheet arrangements
At 31 December 2025, the group’s share of third-party finance debt and lease liabilities of equity-accounted entities was $10.8 billion (2024 $8.0 billion). These amounts are not reflected in the group’s debt on the balance sheet. The group has issued third-party guarantees under which amounts outstanding, incremental to amounts recognized on the balance sheet at 31 December 2025, were $708 million (2024 $655 million) in respect of liabilities of joint ventures« and associates« and
$659 million (2024 $585 million) in respect of liabilities of other third parties. Of these amounts, $708 million (2024 $655 million) of the joint ventures and associates guarantees relate to borrowings and, for other third-party guarantees, $408 million (2024 $430 million) relate to guarantees of borrowings.
Contractual obligations
The following table summarizes the group’s capital expenditure commitments for property, plant and equipment at 31 December 2025 and the proportion of that expenditure for which contracts have been placed.

			$ million
		Payments due by period
Capital expenditure	Less than 1 year	More than 1 year	Total
Committed	13,049	16,724	29,773
of which is contracted	7,517	7,122	14,639
Capital expenditure is considered to be committed when the project has received the appropriate level of internal management approval.
For joint operations«, the net bp share is included in the amounts above.
In addition, at 31 December 2025 the group had committed to capital expenditure relating to investments in equity-accounted entities amounting to $2,896 million. Contracts were in place for $2,327 million of this total.
The following table summarizes the group’s principal contractual obligations at 31 December 2025, distinguishing between those for which a liability is recognized on the balance sheet and those for which no liability is recognized. See Financial framework above for bp’s approach to capital allocation and Financing the group’s activities above for bp’s plan and ability to generate and obtain cash in the short and long term. Also see Financial statements – Note 23 for more information on provisions, Note 24 on pensions and other post-
employment benefits, Note 26 on borrowings, Note 28 on leases, Note
29 and Note 30 on derivatives and financial instruments.

			$ million
		Payments due by period
Expected payments by period under contractual obligations	Less than 1 year	More than 1 year	Total
Balance sheet obligations
Borrowings[a]	5,539	65,604	71,143
Lease liabilities[b]	3,596	15,740	19,336
Decommissioning liabilities[c]	812	23,759	24,571
Environmental liabilities[c]	318	1,611	1,929
Gulf of America oil spill liabilities[d]	1,533	6,834	8,367
Pensions and other post- employment benefits[e]	490	11,864	12,354
	12,288	125,412	137,700
Off-balance sheet obligations
Unconditional purchase obligations[f]
Crude oil and oil products	48,271	2,689	50,960
Natural gas and LNG	16,685	50,880	67,565
Chemicals and other refinery feedstocks	1,290	1,695	2,985
Power	6,693	13,802	20,495
Utilities	56	324	380
Transportation	1,993	14,118	16,111
Use of facilities and services	3,124	16,762	19,886
	78,112	100,270	178,382
Total	90,400	225,682	316,082
aExpected payments include interest totalling $18,214 million (less than 1 year $2,227 million, more than 1 year $15,987 million).
bExpected payments include interest totalling $4,765 million (less than 1 year $728 million, more than 1 year $4,037 million).
cThe amounts presented are undiscounted.
dThe amounts presented are undiscounted. Gulf of America oil spill liabilities are included in the group balance sheet, on a discounted basis, within other payables. See Financial statements – Note 22 for further information.
eRepresents the expected future contributions to funded pension plans and payments by the group for unfunded pension plans, and the expected future payments for other post-
employment benefits.
fRepresents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms (such as fixed or minimum purchase volumes, timing of purchase and pricing provisions). Agreements that do not specify all significant terms, or that are not enforceable, are excluded. The amounts shown include arrangements to secure long-term access to supplies of crude oil, natural gas, feedstocks and pipeline systems. In addition, the amounts shown for 2026 include purchase commitments existing at
31 December 2025 entered into principally to meet the group’s short-term manufacturing and marketing requirements. The price risk associated with these crude oil, natural gas and power contracts is discussed in Financial statements – Note 29.
Commitments for the delivery of oil and gas
We sell crude oil, natural gas and liquefied natural gas under a variety of contractual obligations. Some of these contracts specify the delivery of fixed and determinable quantities. For the period from 2026 to 2028 worldwide, we are contractually committed to deliver approximately
288 million barrels of oil, 6,288 billion cubic feet of natural gas, and
70Mt of liquefied natural gas. The commitments principally relate to group subsidiaries« based in Azerbaijan, Oman, Trinidad and Tobago, the UK and the US. We expect to fulfil these delivery commitments with production from our proved developed reserves and supplies from existing contracts, supplemented by market purchases as necessary.

340	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Oil and gas disclosures for the group
Analysis by region
Our oil and gas operations are set out below by geographical area, with associated significant events for 2025. bp’s percentage working interest in oil and gas assets is shown in brackets. Working interest is the cost-bearing ownership share of an oil or gas lease. Consequently, the percentages disclosed for certain agreements do not necessarily reflect the percentage interests in proved reserves, production or revenue.
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
Our upstream LNG production activities are located in Abu Dhabi,
Angola, Australia, Indonesia, Mauritania and Senegal and Trinidad and
Tobago. In 2025 our production was 12 million tonnes (Mt) of LNG from these assets, of which 5.2Mt were optimized and delivered through supply, trading and shipping (ST&S), which supplements equity production with merchant third-party volumes leading to a global long-
term strategic LNG portfolio of 26.8Mtpa. In addition to the long-term equity and merchant supply portfolio, bp delivered 14.7Mtpa in 2025 of incremental merchant volumes through short and mid-term cargoes managed through the ST&S LNG business. These supplement the long-
term portfolio and allow generation of short-term value when opportunities exist.
The LNG is marketed through contractual rights to access import terminal capacity in the liquid markets of Europe and UK, and relationships to market directly to end-user customers or trading entities. LNG is supplied to all major LNG demand centres for example
Argentina, Bangladesh, Brazil, Caribbean, China, Croatia, Iberia and
North West Europe, India, Japan, Mediterranean, Philippines, Singapore,
South Korea, Taiwan, Thailand, Türkiye and the UK.
Europe
bp has interest in offshore oil and gas activities in the UK and Norway. In
2025 bp’s UK production came from two key areas: the Shetland area comprising the Clair and Schiehallion fields; and the central area comprising the Andrew area, Culzean, Vorlich and ETAP fields. In
Norway, production was through our equity-accounted 15.9% interest in
Aker BP.
•Aker BP achieved its strongest exploration year since 2010, highlighted by three major 2025 discoveries: the Lofn and
Langemann gas and condensate find near Sleipner, the large Omega
Alfa oil discovery in the Yggdrasil area and the Kjøttkake oil and gas discovery in the Northern North Sea.
•In October bp agreed to sell its 32% non-operated working interest in the Culzean development in the central North Sea to Serica
Energy. The sale was subject to a pre-emption period of 30 days, with each of the Culzean field partners (TotalEnergies, 49.99%, and
NEO NEXT, 18.01%) having the option to acquire bp’s stake on the same terms as those agreed by Serica. In November NEO NEXT
exercised its preemption rights and acquired bp’s working interest on the conditions agreed with Serica. The deal completed in
December.
•In October bp announced it had safely started up production from the Murlach field in the UK North Sea. The two-well subsea tieback is expected to add a peak net production of around 15,000 barrels of oil equivalent per day.
North America
Our oil and gas activities in North America are located in four areas:
deepwater Gulf of America, the Lower 48 states, Canada and Mexico.
bp has around 300 lease blocks in the Gulf of America and operates five production hubs.
•In April bp announced an oil discovery at the Far South prospect in the deepwater US Gulf of America. Both the initial well and a subsequent sidetrack encountered oil in high-quality Miocene reservoirs. Preliminary data supports a potentially commercial volume of hydrocarbons.
•In August bp announced the start-up of the Argos Southwest
Extension project in the Gulf of America. The project consists of three wells and a new drill centre tied back to the Argos platform and is expected to add 20,000 barrels of oil equivalent per day of gross peak annualized average production. bp is operator of Argos with
60.5% working interest, with co-owners Woodside Energy (23.9%)
and Union Oil Company of California, an affiliate of Chevron U.S.A.
Inc. (15.6%).
•In September bp announced it had reached a final investment decision (FID) on the Tiber-Guadalupe project in the Gulf of America.
The 100% bp-owned Tiber-Guadalupe will be bp’s seventh operated oil and gas production hub in the Gulf of America, featuring a new floating production platform with the capacity to produce 80,000 barrels of crude oil per day. The project includes six wells in the Tiber field and a two-well tieback from the Guadalupe field. Production is expected to start in 2030.
•In December bp was the apparent highest bidder on 51 lease blocks in the US Gulf of America Federal Lease Sale BBG1, which included
219 leases.
•In December bp successfully delivered first oil from the Atlantis Drill
Center 1 expansion in the US Gulf of America. The two-well subsea tieback to the existing Atlantis platform is expected to add
15,000boe/d gross peak annualized average production.
bpx energy, bp's onshore oil and gas business in the Lower 48 states, has significant operated and non-operated activities across Louisiana and Texas producing natural gas, oil, NGLs and condensate, with primary focus on developing unconventional resources. It had a 1.8 billion boe proved reserve base at 31 December 2025, predominantly in unconventional reservoirs (tight gas, shale gas and shale oil). bpx energy's core assets span over 0.8 million net developed acres with over 2,400 operated gross wells at 31 December 2025. Daily net production averaged 466mboe/d in 2025.
bpx energy continues to operate as a separate business while remaining part of the OP&O segment. With its own governance, systems, and processes, it is structured to increase competitive performance through swift decision making and innovation, while maintaining bp’s commitment to safe, reliable and compliant
operations.
•In June bpx energy started up the Crossroads facility in the Permian
Basin, bpx's fourth and final central delivery facility to be built, following the earlier Grand Slam, Checkmate and Bingo facilities.
•In July bpx energy took over operations from Devon Energy of certain assets in the Eagle Ford Shale following the April dissolution of their joint venture in the Blackhawk field.
•In November and December bp completed a two-phase divestment of non-controlling interests in Permian and Eagle Ford midstream assets to investor Sixth Street for a total of $1.5 billion.
bp’s onshore US crude oil and product pipelines and related
transportation assets were included in the customers & products segment.
In Canada, bp is focused on pursuing offshore exploration and development opportunities and conducts trading and marketing activities across various energy commodities. We hold exploration and significant discovery licenses in offshore Newfoundland and Labrador, including an interest in the Equinor-operated Bay du Nord project. bp also holds offshore exploration licenses in the Arctic, where the moratorium has been extended until 31 December 2028.
In Mexico, bp holds interests in an exploration block in the Salina Basin with Equinor and Total, Block 1 (bp 33% operator) and an exploration block in the Sureste Basin, Block 34 (bp 42.5% operator), with Total, QPI
Mexico and Hokchi Energy. Hokchi Energy is a subsidiary of Pan
American Energy Group (PAEG, see below). bp holds 50% of PAEG and
PAEG holds 55% of Hokchi Energy. Separate to the above holdings in
Mexico, Hokchi Energy also holds an interest in two other blocks.

bp Annual Report and Form 20-F 2025	341

Additional disclosures
Formal relinquishment of Block 1 and Block 34 licences is still pending regulatory approval.
South America
bp has oil and gas activities in Brazil and Trinidad and Tobago and, through PAEG, in Argentina and Bolivia.
In Brazil bp has interests in six exploration areas across three basins:
•Petrobras as the operator of Alto de Cabo Frio Central block (bp
50%) drilled an appraisal well completed in July, as part of the appraisal plan (PAD) filed in 2023, with indication of hydrocarbon shows. The block strategy is under development and will be finalized following completion of post-well analyses, expected by end 2026.
•In June GNA II started commercial operation, a 1.7 gigawatts capacity gas fired power plant, the largest in Brazil. bp is the exclusive LNG supplier for GNA II and holds a 33.5% stake in the project alongside
Siemens Energy (33.5%) and SPIC Brazil (33%).
•In August bp announced an exploration discovery at the
Bumerangue prospect in the deepwater offshore Brazil. bp drilled exploration well 1-BP-13-SPS at the Bumerangue block, located in the
Santos Basin, 404 kilometres (218 nautical miles) off the coast of
Brazil, in a water depth of 2,372 metres. bp holds a 100% participation in the block with Pré-Sal Petróleo S.A. as the Production Sharing
Contract manager. bp secured the block in December 2022 during the first cycle of the Open Acreage of Production Sharing of the
Brazilian national petroleum agency (ANP). bp is now putting plans in place for an appraisal programme which is expected to start around the end of the year. This will provide data from locations across the reservoir, to enable us to describe the fluid characteristics and resource potential.
PAEG, a joint venture that is owned by bp (50%) and BC E&P Uruguay
S.A. (50%), has activities mainly in Argentina and as noted above, Mexico, and is also present in Bolivia.
In Trinidad and Tobago bp holds interests in exploration and production licences and production-sharing contracts (PSCs)« covering 2.1 million acres offshore the east and north-east coast. Facilities include 12 offshore platforms, 3 subsea tiebacks and 2 onshore processing facilities. Production comprises gas and associated liquids.
bp also holds interests in the Atlantic LNG facility. The total gross capacity of the LNG facility is approximately 12Mtpa, with three trains in operation. bp’s shareholding averages 43% across the companies which own the LNG trains comprising the LNG facility. Upon expiration of the
Train 4 contract on 1 May 2027, and completion of full restructuring bp’s shareholding will increase to 45%.
•In March FID was taken on the Ginger project which will become
bpTT’s fourth subsea project and will include four subsea wells and subsea trees tied back to bpTT’s existing Mahogany B platform. First gas from the project is expected in 2027.
•In May bp announced first gas from the Mento project. Mento is a
50:50 joint venture between EOG Resources Trinidad Ltd (EOG) and
bpTT, with EOG as the operator. The development features a 12-slot attended facility that is located in acreage jointly licensed by bpTT and EOG off Trinidad’s south-east coast.
• In November bp announced that it had safely completed the Cypre seven-well drilling programme in Trinidad, the second phase of the
Cypre project, following delivery of first gas in April 2025. Cypre is
bpTT’s third subsea development. It comprises seven wells tied back into bpTT’s existing Juniper platform.
•bpTT and EOG are also currently working on the Coconut gas
development under a similar joint venture arrangement.
Construction is in progress with start-up expected in 2027.
•The seismic processing activity over the joint Manakin-Cocuina field was successfully completed in September 2024. bp is operator of the Manakin block which was discovered in 2000. bp and NGC also hold an exploration and production licence for the development of the Cocuina gas discovery, which is the Venezuelan portion of the cross-border Manakin-Cocuina gas field. Activity ceased in April
2025 with the revocation of its specific OFAC license. In February
2026 General Licences 48, 49 and 50 were issued by OFAC which authorized contractors and certain companies including bp plc and its subsidiaries to progress with oil and gas projects in Venezuela. bp is therefore authorized to progress with the development of the
Manakin-Cocuina project subject to the conditions contained in the
General Licences.
Seismic processing activity was completed and interpretation of results underway on deepwater blocks Blocks 25a, 25b and 27 in Trinidad and
Tobago. These blocks are a 50:50 joint venture between bp and Shell, with bp operating Blocks 25a and 25b, and Shell operating Block 27.
Africa
bp’s oil and gas activities in Africa are located in Angola, Namibia, Egypt,
Libya, Mauritania and Senegal.
In Angola, bp and Eni each own a 50% interest in the Azule Energy
(Azule) joint venture. Azule is Angola’s largest independent equity producer of oil and gas, holding stakes in 18 licences, as well as an interest in the Angola LNG plant.
•In July Azule, operator of Block 15/06 in Angola, together with its partners, announced the successful start-up of the Agogo Integrated
West Hub Project, which aims to fully develop the Agogo and
Ndungu fields in Block 15/06.
• In July Azule, operator of Block 1/14, and its partners announced a gas discovery at the Gajajeira-01 exploration well, located offshore in the Lower Congo Basin, Angola. Initial assessments suggest gas volumes in place could exceed 1 trillion cubic feet, with up to 100 million barrels of associated condensate.
•In October Rhino Resources, operator of the Petroleum Exploration
Licence 85 in the Orange Basin offshore Namibia, partnering with
Azule, announced a discovery at the Volans 1-X well. The well found
26 metres of net pay in rich-gas condensate bearing reservoirs with excellent quality petrophysical properties and a high condensate to gas ratio. This discovery builds on the announcement in April of a discovery in the Capricornus 1-X exploration well in the same license block.
•In December Azule announced the signing of a Sale and Purchase
Agreement (SPA) with a consortium of Etablissements Maurel &
Prom S.A. (M&P) and BW Energy (BWE) for the sale of Azule's
participating interest in offshore Blocks 14 and 14K located in the
Lower Congo Basin. Azule holds a 20% interest in Block 14 and a 10%
interest in Block 14K. The offshore blocks have been producing since
1999. Net working interest production to Azule from both the blocks combined was 9600 barrels of oil per day in 2024. Completion of the transaction is expected to occur mid-2026 and is subject to
customary adjustments and approvals by the partners and Angolan authorities.
In Egypt, bp holds an investment in Nile Delta. Through its joint ventures with Egyptian Natural Gas Holding Company (EGAS), Egyptian General
Petroleum Corporation (EGPC), International Egyptian Oil Company
(IEOC), Eni, the Pharaonic Petroleum Company (PhPC), ADNOC, and
through collaboration with Belayim Petroleum Company (Petrobel), bp and its partners now produce more than 60% of Egypt's total gas supply. In addition, bp owns interest in other exploration projects.
•In February bp successfully completed the drilling activity at the El
King-2 exploration well in the North King Mariout Offshore
Concession as part of its West Nile Delta (WND) drilling campaign
•Also in February bp announced the Raven Infills project in the West
Nile Delta (WND) had started production ahead of schedule. bp, the operator, holds an 82.75% stake in the project, while Harbour Energy owns the remaining 17.25%.
•In March bp announced successful completion of the El Fayoum-5 gas discovery well in the North Alexandria Offshore Concession. It is planned to be tied-back to bp’s operated WND Gas Development.
•In September bp announced the signing of a memorandum of
understanding (MoU) to evaluate opportunities for a five-well programme at water depths ranging from 300 to 1,500 metres in the
Mediterranean Sea, offshore Egypt. Drilling operations are expected to start in 2026.
•In January 2026 bp was awarded two offshore exploration
concessions in Egypt: North-East El Alamein Offshore and West El

342	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Hammad Offshore, advancing our exploration portfolio and long-
term growth ambitions. The North-East El Alamein Offshore
Concession (bp 100% equity) covers 3,336km² near bp's West Nile
Delta assets. The West El Hammad Offshore Concession (Eni 75%
operator, bp 25%) covers 1,894km² in the East Nile Delta, also near existing infrastructure.
In Libya, bp partners with the Libyan Investment Authority (LIA) and Eni
(operator) in an exploration and production-sharing agreement (EPSA)
to explore acreage in the onshore Ghadames and offshore Sirt basins
(bp 42.5%).
Exploration operations under the EPSA resumed in 2023, following the period of force majeure between 2012 and 2022.
In Mauritania and Senegal, bp retains the exploitation licences in the respective C8 and Saint Louis Offshore Profond blocks pertinent to the
Greater Tortue Ahmeyim (GTA) Unit cross-border development (bp
56.3%).
•In April bp announced that it had safely loaded the first cargo of LNG for export from GTA.
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
In May bp announced it had entered into a long-term LNG sale and purchase agreement with Zhejiang Energy. Under the agreement, bp will provide Zhejiang Energy with up to 1 million tonnes per annum of
LNG for over 10 years on a delivered ex-ship (DES) basis from bp’s diverse portfolio of LNG sources.
In Azerbaijan, bp operates two production-sharing agreements (PSAs)«,
Azeri-Chirag-Gunashli (ACG) (bp 30.37%) and Shah Deniz (SD) (bp
29.99%) and also holds a number of other exploration and development licenses.
•In March bp announced it has agreed for Apollo-managed funds to purchase a 25% non-controlling stake in BP Pipelines (TANAP)
Limited, the bp subsidiary that holds a 12% share in the Trans
Anatolian Natural Gas Pipeline (TANAP) that carries natural gas from
Azerbaijan across Türkiye, for consideration of approximately $1.0 billion. bp remains the controlling shareholder of BP Pipelines
(TANAP) Limited. A similar deal on purchase by Apollo of a 20% non-
controlling interest in BP Pipelines TAP Limited was completed in
2024.
•In June bp and its partners, announced the FID for the new Shah
Deniz Compression project, the next stage of development of the giant Shah Deniz gas field in the Azerbaijan sector of the Caspian
Sea.
•In June bp, State Oil Company of the Azerbaijan Republic (SOCAR)
and TPAO signed agreements enabling TPAO to join the PSA for the
Shafag-Asiman offshore block in the Azerbaijan sector of the
Caspian Sea. Following completion, bp and SOCAR each holds 35%, while TPAO will hold 30% participating interest in the PSA.
•In June bp announced it had signed fully termed agreements with
SOCAR to acquire 35% participating interests and become the
operator of each of the Karabagh development block and the
Ashrafi-Dan Ulduzu-Aypara (ADUA) exploration area in the Azerbaijan sector of the Caspian Sea.
•In December the development programme for the Karabagh field in the Caspian Sea, offshore Azerbaijan, was approved by the
management committee (joint venture) and subsequently by SOCAR as the State representative. Seismic acquisition commenced
thereafter.
Naftiran Intertrade Co Ltd (NICO), a subsidiary of the National Iranian Oil
Company, and LUKOIL Overseas Shah Deniz Limited, a subsidiary of
PJSC LUKOIL, hold a 10% and 19.99% participating interest respectively in the Shah Deniz PSA. For information on the compliance of this project with the EU, UK and US trade sanctions, see International trade sanctions on page 358.
bp holds a 30.1% interest in and operates the Baku-Tbilisi-Ceyhan (BTC)
oil pipeline. The 1,768-kilometre pipeline transports oil from the ACG oilfield and condensate from the Shah Deniz gas and condensate field in the Caspian Sea, along with other third-party oil, to the eastern
Mediterranean port of Ceyhan. The pipeline has a capacity of
1mmboe/d, with an average throughput in 2025 of 565mboe/d.
bp as operator of Azerbaijan International Operating Company and the
Georgian Pipeline Company for the Georgian section also operates the
Western Route Export Pipeline (WREP) that transports ACG oil to Supsa on the Black Sea coast of Georgia. Exports through the pipeline have been suspended since May 2022 (with occasional short-term exports driven by operational needs) due to lack of nominations from the shipper group. In current market conditions WREP serves as a contingency export route for ACG crude oil.
bp holds a 29.99% interest in and operates certain parts of the 693-
kilometre South Caucasus Pipeline (SCP). The pipeline takes gas from the Shah Deniz field in Azerbaijan through Georgia to the Turkish border and has a capacity of 440mboe/d (including expansion), with average throughput in 2025 of 392mboe/d.
bp also holds a 12% interest in the Trans Anatolian Natural Gas Pipeline
(TANAP). The pipeline takes Shah Deniz gas from the Turkish border and transports it to Eskisehir in Türkiye and to the Greek border where it connects with the Trans Adriatic Pipeline (TAP). The current capacity of
TANAP is 275mboe/d and the average throughput in 2025 was
260mboe/d.
bp has a 20% interest in Trans Adriatic Pipeline (TAP), which takes gas through Greece and Albania into Italy. The current capacity of TAP is
167mboe/d and the total average throughput in 2025 was 173mboe/d.
In Oman, bp operates Block 61 in which bp holds 40% interest. bp also has a 50% interest in Block 77 operated by Eni.
In Abu Dhabi, bp holds a 10% interest in the ADNOC Onshore
concession and 10% shareholding in the shipping company NGSCO and
10% in Ruwais LNG. ADNOC LNG supplied approximately 5Mt of LNG
(0.7bcfe/d regasified) in 2025. bp’s interest in the ADNOC Onshore concession expires at the end of 2054.
•In June bp acquired a 10% interest in ADNOC’s planned LNG project in Al Ruwais Industrial City, Abu Dhabi, joining ADNOC Gas (60%
stake), Mitsu & Co, Shell and TotalEnergies (also 10% each). Ruwais
LNG is planned to have two liquefaction trains with a total annual capacity of 9.6Mt per annum.
In February 2026 bp and the Kuwait Oil Company signed a two-year extension of the enhanced technical service agreement to support production optimization of the Burgan oil field.
In Iraq, bp holds a 49% participating interest in Basra Energy Company
Limited (BECL). BECL is an incorporated joint venture (IJV) company owned by bp (49%) and PetroChina (51%) and acts as Rumaila lead contractor since 2022.
In March bp received final government ratification for its contract to invest in the redevelopment of several giant oil fields in Kirkuk, in the north of Iraq. The contract between North Oil Company, North Gas
Company (NGC) and bp includes the rehabilitation and redevelopment of the fields, spanning oil, gas, power and water with potential for investment in exploration. In October this contract became effective, after agreeing an initial baseline production rate.
In India, bp holds a participating interest in two oil and gas PSAs, KG D6
33.33% and NEC25 33.33%, operated by Reliance Industries Limited
(RIL), and three oil and gas blocks under revenue-sharing contracts, 40%
in KG-UDWHP-2018/1 and 40% in KG-UDWHP-2022/1, operated by RIL;
and 30% in GS-OSHP-2022/2 operated by Oil and Natural Gas
Corporation Limited (ONGC). bp also holds a 50% stake in India Gas
Solutions Private Limited, a joint venture with RIL, for the sourcing and marketing of gas in India.

bp Annual Report and Form 20-F 2025	343

Additional disclosures
•In May bp made the FID to invest in an infill wells programme at the
KG D6 block located offshore India
In February bp and ONGC signed agreement under which bp will serve as the technical services provider for ONGC’s Mumbai High field.
In April bp, RIL and ONGC were awarded a shallow water block GS-
OSHP-2022/2 (ONGC operator 40%, RIL 30%, bp 30%) in Gujarat-
Saurashtra basin, in India's Open Acreage Licensing Policy Bid Round IX.
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
In Australia bp is one of six participants in the North West Shelf (NWS)
venture, which has been producing LNG, pipeline gas, condensate, LPG and oil since the 1980s. Five partners hold interest in the gas infrastructure (bp 16.67%) and six partners hold interest in the gas and condensate reserves (bp 15.78%). The NWS venture is one of the largest
LNG export projects in the region, with four LNG trains currently in operation following retirement of one LNG train in late 2024, and also supplies domestic gas into the Western Australia market. bp’s net share of the capacity of NWS LNG trains is 2.26Mt (15.78% of 14.3Mtpa gross) of
LNG per year.
•In November the Greater Western Flank 4 project in the North West
Shelf, offshore Australia (bp 16.67%, operator Woodside) reached FID.
The project involves five subsea tieback wells with start-up targeted for 2028.
bp is one of four participants in Browse LNG Joint Venture, operated by
Woodside (bp 44.33%). The project is aimed at developing natural gas resources located in the offshore Browse basin.
bp has a 50% interest in the WA-541-P exploration title in Western
Australia's offshore Northern Carnarvon basin. The joint venture, operated by Santos, is working towards the drilling of two commitment wells.
bp also has a 100% interest in the WA-551-P exploration title adjacent to
WA-541-P and is currently carrying out prospect maturation activities.
In Papua Barat, Eastern Indonesia, bp operates the Tangguh LNG plant
(bp 40.22%). The plant consists of three trains with total production capacity of 11.4Mtpa. The Tangguh asset comprises 30 production wells, four offshore platforms, three LNG processing trains, and two LNG loading facilities. Tangguh supplies LNG to customers in Indonesia,
Mexico, China, South Korea, Taiwan and Japan through a combination of long, medium and spot contracts.
•In August a consortium of bp (16.09%), its Tangguh partners (23.91%), operator EnQuest (40%), and Agra (20%) secured the right to explore the Gaea and Gaea II cover onshore and offshore gas blocks near our
Tangguh LNG facility with the signing of government-backed
contracts
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
At the end of 2025 bp had no proved undeveloped reserves held for more than five years in our onshore US developments.
Over the past five years, bp has annually progressed a five-year average of 20% (19% for 2024 five-year average) of our group proved
undeveloped reserves (including the impact of disposals and price acceleration effects in PSAs) to proved developed reserves. This equates to a turnover time of five years.
Proved reserves as estimated at the end of 2025 meet bp’s criteria for project sanctioning and SEC tests for proved reserves. We have not halted or changed our commitment to proceed with any material project to which proved undeveloped reserves have been attributed.
In 2025 we progressed 481mmboe of proved undeveloped reserves
(412mmboe for our subsidiaries« alone) to proved developed reserves through ongoing investment in our subsidiaries’ and equity-accounted entities’ development activities. Total development expenditure, excluding midstream activities, was $13,336 million in 2025 ($8,387 million for subsidiaries and $4,949 million for equity-accounted entities).
Of the $8,387 million of total development expenditure for our subsidiaries, approximately $4,900 million was used for development activity to progress proved undeveloped reserves to proved developed.
Of the $4,949 million development expenditure for our equity-
accounted entities, approximately $1,800 million was used for development activity to progress proved undeveloped reserves to proved developed. The major areas with progressed volumes in 2025 were the US, Azerbaijan, Trinidad and Tobago, Southern Cone and
Middle East.

344	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Revisions of previous estimates for proved undeveloped reserves are due to changes relating to field performance, well results, revisions to future activity plans (including alignment with our investment criteria and changes to the macroeconomic climate) or changes in commercial conditions including price impacts. The net revisions to previous estimates across both our subsidiaries and our equity-accounted entities include net positive revisions driven by revisions to activity plans, revisions due to well results and revisions driven by price, and net negative revisions driven by field performance. The net revisions to previous estimates across only our subsidiaries include net positive revisions driven by revisions to activity plans, revisions due to well results and revisions driven by price, and net negative revisions driven by field performance. In each case, none of these factors resulted in revisions that were material to the group as a whole. The following tables describe the changes to our proved undeveloped reserves position through the year for our subsidiaries and equity-accounted entities, and for our subsidiaries alone.

volumes in mmboe[a]
Subsidiaries and equity-accounted entities	Group
Proved undeveloped reserves at 1 January 2025	2,387
Revisions of previous estimates	380
Price	78
Revision of future activity plans	409
Field performance	(119)
Well results	12
Improved recovery	20
Discoveries and extensions	125
Purchases	59
Sales	(42)
Total in year proved undeveloped reserves changes	542
Proved developed reserves reclassified as undeveloped	77
Progressed to proved developed reserves by development activities (e.g. drilling/completion)	(481)
Proved undeveloped reserves at 31 December 2025	2,525

Subsidiaries only	volumes in mmboe[a]
Proved undeveloped reserves at 1 January 2025	1,875
Revisions of previous estimates	418
Price	88
Revision of future activity plans	416
Field performance	(107)
Well results	22
Improved recovery	15
Discoveries and extensions	66
Purchases	59
Sales	(41)
Total in year proved undeveloped reserves changes	518
Proved developed reserves reclassified as undeveloped	75
Progressed to proved developed reserves by development activities (e.g. drilling/completion)	(412)
Proved undeveloped reserves at 31 December 2025	2,055
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
bp’s vice president of reserves is the individual primarily responsible for overseeing the preparation of the reserves estimate. He has more than
30 years of diversified industry experience in reserves estimation with the past five years managing the governance and compliance. He is a past chairman of the Society of Petroleum Engineers (Russia & Caspian).
No specific portion of compensation bonuses for senior management is directly related to proved reserves targets. Additions to proved reserves is one of several indicators by which the performance of the gas & low carbon energy and oil production & operations segments is assessed by the remuneration committee for the purposes of determining
compensation bonuses for the executive directors. Other indicators include a number of financial and operational measures.
bp’s variable pay programme for the other senior managers in the gas &
low carbon energy and oil production & operations segments is based on individual performance contracts. Individual performance contracts are based on agreed items from the business performance plan, one of which, if chosen, could relate to proved reserves.

bp Annual Report and Form 20-F 2025	345

Additional disclosures
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
Netherland, Sewell & Associates (NSAI), an independent petroleum engineering consulting firm, has estimated the net proved crude oil, condensate, natural gas liquids (NGLs) and natural gas reserves, as of
31 December 2025, of certain properties owned by bp in the US Lower
48. The properties evaluated by NSAI account for 100% of bp’s net proved reserves in the US Lower 48 as of 31 December 2025. The net proved reserves estimates prepared by NSAI were prepared in
accordance with the reserves definitions of Rule 4-10(a)(1)-(32) of
Regulation S-X. All reserves estimates involve some degree of uncertainty. bp has filed NSAI’s independent report on its reserves estimates as an exhibit to this Annual Report and Form 20-F 2025 filed with the SEC.
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
94% of our total proved reserves of subsidiaries at 31 December 2025 were held through joint operations« (94% in 2024), and 22% of the proved reserves were held through such joint operations where we were not the operator (23% in 2024).
Estimated net proved reserves of crude oil at 31 December
2025abc

		million barrels
	Developed	Undeveloped	Total
UK	56	41	97
US	599	443	1,042
Rest of North America	—	—	—
South America[d]	1	4	6
Africa	2	—	2
Rest of Asia	691	298	989
Australasia	6	3	8
Subsidiaries	1,354	788	2,143
Equity-accounted entities	566	299	865
Total	1,920	1,088	3,008
Estimated net proved reserves of natural gas liquids at
31 December 2025ab

		million barrels
	Developed	Undeveloped	Total
UK	1	—	1
US	204	212	415
Rest of North America	—	—	—
South America	—	—	—
Africa	—	—	—
Rest of Asia	—	—	—
Australasia	1	—	1
Subsidiaries	206	212	417
Equity-accounted entities	17	5	22
Total	222	217	439
Estimated net proved reserves of liquidsd«

		million barrels
	Developed	Undeveloped	Total
Subsidiaries	1,560	1,000	2,560
Equity-accounted entities	582	304	887
Total	2,143	1,304	3,447
Estimated net proved reserves of natural gas at 31 December
2025ab

	billion cubic feet
	Developed	Undeveloped	Total
UK	76	12	88
US	3,009	3,881	6,890
Rest of North America	—	—	—
South America[e]	413	358	771
Africa	123	—	123
Rest of Asia	2,660	1,368	4,028
Australasia	947	498	1,445
Subsidiaries	7,227	6,117	13,344
Equity-accounted entities	1,610	962	2,572
Total	8,837	7,079	15,916
Estimated net proved reserves on an oil equivalent basis

	million barrels of oil equivalent
	Developed	Undeveloped	Total
Subsidiaries	2,806	2,055	4,861
Equity-accounted entities	860	470	1,330
Total	3,666	2,525	6,191
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
bThe 2025 marker prices used were Brent $69.512/bbl (2024 $81.171/bbl and 2023 $83.27/bbl)
and Henry Hub $3.409/mmBtu (2024 $2.065/mmBtu and 2023 $2.58/mmBtu).
cIncludes condensate.
dIncludes 1.7 million barrels of liquids in respect of the 30% non-controlling interest in BP
Trinidad and Tobago LLC.
eIncludes 231 billion cubic feet of natural gas in respect of the 30% non-controlling interest in
BP Trinidad and Tobago LLC.
Because of rounding, some totals may not agree exactly with the sum of their component parts.
Proved reserves replacement
Total hydrocarbon proved reserves at 31 December 2025, on an oil equivalent basis including equity-accounted entities, decreased by 1%
compared with 31 December 2024 (0.2% decrease for subsidiaries and
3% decrease for equity-accounted entities). Natural gas increased by
8% (10% increase for subsidiaries and 3% decrease for equity-
accounted entities).
There was a net increase from acquisitions and disposals of 27mmboe within our US and North Sea subsidiaries.

346	bp Annual Report and Form 20-F 2025	« See glossary on page 375
The proved reserves replacement ratio« is the extent to which production is replaced by proved reserves additions. This ratio is expressed in oil equivalent terms and includes changes resulting from revisions to previous estimates, improved recovery, and extensions and discoveries. For 2025, the proved reserves replacement ratio excluding acquisitions and disposals was 90% (50% in 2024 and 47% in 2023) for subsidiaries and equity-accounted entities, 95% for subsidiaries alone and 69% for equity-accounted entities alone. There was a net increase
(126mmboe) of reserves due to higher gas prices, primarily in our US subsidiaries, partly offset by a decrease in reserves in some of our PSAs in Angola.
In 2025 net additions to the group’s proved reserves (excluding production, sales and purchases of reserves-in-place) amounted to
780mmboe (679mmboe for subsidiaries and 101mmboe for equity-
accounted entities), through revisions to previous estimates including price, improved recovery from, and extensions to, existing fields, and discoveries of new fields. The majority of subsidiary additions were through revisions to previous estimates and extensions to existing fields and discoveries of new fields, where they represented a mixture of proved developed and proved undeveloped reserves. The principal proved reserves additions in our subsidiaries by region were in the US,
Trinidad and the Middle East. The principal reserves additions in our equity-accounted entities were in Iraq, Angola and Norway.
In January 2024 it was reported that the Oslo District Court had determined that certain development permits granted by the
Norwegian government during 2023 were invalid. This includes development permits for two fields in which Aker bp has an interest. The court’s decision is not final and could be appealed. If bp’s equity-
accounted share of the reserves attributable to these two fields is removed from the calculation of bp’s 2025 proved reserves ratio, that ratio would remain the same. Removal of the same reserves from bp’s
2025 reporting would impact proved hydrocarbon reserves for the group, proved undeveloped reserves and estimated net proved
reserves on an oil equivalent basis, amongst other reported measures, both for equity-accounted entities and group.
24% of our proved reserves are associated with PSAs. The countries in which we produced under PSAs in 2025 were Angola, Azerbaijan, Egypt,
India, Indonesia, Mexico and Oman, and includes the technical service contract (TSC)« governing our investment in the Rumaila field in Iraq that functions as a PSA.
The group holds no licences in our PSAs or TSCs due to expire within the next three years that would have a significant impact on bp’s reserves or production, including undeveloped acreage.
For further information on our reserves see page 248.

bp Annual Report and Form 20-F 2025	347

Additional disclosures
bp’s net production by country – crude oila and natural gas liquids

				thousand barrels per day
				bp net share of production[b]
			Crude oil			Natural gas liquids
	2025	2024	2023	2025	2024	2023
Subsidiaries
UK	78	70	74	4	4	5
Total Europe	78	70	74	4	4	5
Lower 48 onshore[c]	108	86	69	87	84	66
Gulf of America deepwater	291	290	266	24	23	22
Total US	399	376	335	111	107	88
Total North America	399	376	335	111	107	88
Trinidad and Tobago	5	4	4	6	4	4
Total South America	5	4	4	6	4	4
Egypt[d]	7	19	28	—	1	1
Algeria[c]	—	—	1	—	—	1
Mauritania	1	—	—	—	—	—
Total Africa	8	19	29	—	1	2
Abu Dhabi	208	202	197	—	—	—
Azerbaijan	66	66	70	—	—	—
India	6	6	4	—	—	—
Oman	22	23	22	—	—	—
Total Rest of Asia	302	297	293	—	—	—
Total Asia	302	297	293	—	—	—
Australia	6	7	8	1	2	2
Eastern Indonesia	2	2	2	—	—	—
Total Australasia	8	9	10	1	2	2
Total subsidiaries	800	775	745	123	117	100
Equity-accounted entities (bp share)
Argentina	51	52	51	1	1	1
Mexico	4	3	5	—	—	—
Bolivia	1	1	1	—	—	—
Egypt[d]	3	—	—	2	2	2
Norway	55	58	60	2	2	3
Iraq	79	69	62	—	—	—
Angola	75	82	82	3	4	4
Total equity-accounted entities	268	266	261	8	9	9
Total subsidiaries and equity-accounted entities[e]	1,069	1,041	1,006	131	126	109
aIncludes condensate.
bProduction excludes royalties due to others whether payable in cash or in kind where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
cIn 2024 bp disposed of certain Lower 48 onshore interests in the US. In 2023 bp disposed of its interests in Algeria.
dIn 2024 bp disposed of certain interests in Egypt to form Arcius Energy.
eIncludes 2 net mboe/d of NGLs from processing plants in which bp has an interest (2024 2mboe/d and 2023 2mboe/d).
Because of rounding, some totals may not agree exactly with the sum of their component parts.

348	bp Annual Report and Form 20-F 2025	« See glossary on page 375
bp’s net production by country – natural gas

	million cubic feet per day
	bp net share of production[a]
	2025	2024	2023
Subsidiaries
UK	203	197	247
Total Europe	203	197	247
Lower 48 onshore[b]	1,573	1,530	1,338
Gulf of America deepwater	177	160	149
Total US	1,751	1,690	1,486
Total North America	1,751	1,690	1,486
Trinidad and Tobago[b]	1,045	1,145	1,191
Total South America	1,045	1,145	1,191
Egypt[c]	353	904	1,220
Mauritania[d]	53	—	—
Senegal[d]	48	—	—
Algeria[b]	—	—	16
Total Africa	453	904	1,236
Azerbaijan	731	748	714
India	275	303	283
Oman	590	604	582
Total Rest of Asia	1,597	1,655	1,578
Total Asia	1,597	1,655	1,578
Australia	227	276	301
Eastern Indonesia	572	606	473
Total Australasia	799	882	774
Total subsidiaries[e]	5,847	6,474	6,512
Equity-accounted entities (bp share)
Argentina	246	267	247
Bolivia	37	33	50
Mexico	1	1	2
Egypt[c]	165	9	—
Norway	54	55	58
Angola	99	76	74
Total equity-accounted entities[e]	603	440	432
Total subsidiaries and equity-accounted entities	6,450	6,914	6,944
aProduction excludes royalties due to others whether payable in cash or in kind where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.
bIn 2024 bp disposed of certain interests in Trinidad and Tobago. In 2023 bp disposed of its interests in Algeria and certain Lower 48 onshore interests in the US.
cIn 2024 bp disposed of certain interests in Egypt to form Arcius Energy.
dIn 2025 the Greater Tortue Ahmeyim LNG project in Mauritania and Senegal has begun flowing gas.
eNatural gas production volumes exclude gas consumed in operations within the lease boundaries of the producing field, but the related reserves are included in the group’s reserves.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

bp Annual Report and Form 20-F 2025	349

Additional disclosures
The following tables provide additional data and disclosures in relation to our oil and gas operations.
Average sales price per unit of production (realizations«)a

								$ per unit of production
	Europe		North America		South America	Africa	Asia	Australasia	Total group average
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
2025
Crude oil[b]	69.20	—	63.79	—	70.05	64.50	70.53	63.87	66.92
Natural gas liquids	38.80	—	20.74	—	36.08	—	—	48.71	22.35
Gas	12.76	—	2.63	—	5.20	4.14	7.01	9.36	5.61
2024
Crude oil[b]	80.81	—	74.73	—	81.89	75.21	81.28	70.21	77.77
Natural gas liquids	43.45	—	20.09	—	20.46	—	—	49.25	21.25
Gas	11.65	—	1.49	—	3.42	4.68	6.83	8.95	4.91
2023
Crude oil[b]	82.99	—	75.28	—	84.36	76.30	83.86	68.27	79.37
Natural gas liquids	46.52	—	19.26	—	30.76	44.41	—	33.47	23.79
Gas	16.71	—	2.08	—	3.58	4.82	7.72	8.89	5.60
Equity-accounted entities[c]
2025
Crude oil[b]	—	68.90	—	—	62.47	67.07	61.82	—	64.90
Natural gas liquids	—	—	—	—	25.50	49.02	—	—	36.90
Gas	—	11.99	—	—	3.69	—	—	—	4.98
2024
Crude oil[b]	—	80.10	—	—	79.21	78.60	73.86	—	77.84
Natural gas liquids	—	—	—	—	27.84	—	—	—	27.84
Gas	—	10.83	—	—	3.38	—	—	—	4.54
2023
Crude oil[b]	—	81.61	—	—	75.49	80.21	75.21	—	78.33
Natural gas liquids	—	—	—	—	30.95	42.89	—	—	36.70
Gas	—	12.80	—	—	3.66	—	—	—	5.15
Average production cost per unit of productiond

								$ per unit of production
	Europe		North America		South America	Africa	Asia	Australasia	Total group average
	UK	Rest of Europe	US	Rest of North America
Subsidiaries
2025	12.82	—	8.61	—	4.45	11.19	2.68	1.85	6.28
2024	13.74	—	9.33	—	5.27	3.57	2.89	1.78	6.17
2023	10.69	—	9.61	—	4.53	2.52	2.81	2.09	5.78
Equity-accounted entities
2025	—	7.31	—	—	20.07	18.42	22.51	—	17.64
2024	—	6.16	—	—	20.40	18.30	22.88	—	17.37
2023	—	6.22	—	—	17.87	15.46	16.41	—	14.38
aUnits of production are barrels for liquids and thousands of cubic feet for gas. Realizations include transfers between businesses.
bIncludes condensate.
cIn certain countries it is common for equity-accounted entities’ agreements to include pricing clauses that require selling a significant portion of the entitled production to local governments or markets at discounted prices.
dUnits of production are barrels for liquids and thousands of cubic feet for gas. Amounts do not include ad valorem and severance taxes.

350	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Additional information for customers & products
Reconciliation of customers & products RC profit before
interest and tax to underlying RC profit before interest
and tax to adjusted EBITDA« by business

			$ million
	2025	2024	2023
RC profit (loss) before interest and tax for customers & products[a]	4,100	(1,043)	4,230
Less: Adjusting items gains (charges)[a]	(1,172)	(3,560)	(2,183)
Underlying RC profit before interest and tax for customers & products	5,272	2,517	6,413
By business:
customers – convenience & mobility	3,764	2,584	2,644
Castrol – included in customers	971	831	730
products – refining & trading	1,508	(67)	3,769

Add back: Depreciation, depletion and amortization	4,145	3,957	3,548
By business:
customers – convenience & mobility	2,443	2,135	1,736
Castrol – included in customers	179	176	167
products – refining & trading	1,702	1,822	1,812

Adjusted EBITDA for customers & products	9,417	6,474	9,961
By business:
customers – convenience & mobility	6,207	4,719	4,380
Castrol – included in customers	1,150	1,007	897
products – refining & trading	3,210	1,755	5,581
a2024 has been restated for material items to reflect the move of our Archaea Energy business from the customers & products segment to the gas & low carbon energy segment.
Sales volume

			thousand barrels per day
	2025	2024	2023
Marketing sales[a]	2,696	2,714	2,718
Trading/supply sales[b]	494	373	358
Total refined product sales	3,190	3,087	3,076
Crude oil[c]	72	86	102
Total	3,262	3,173	3,178
aMarketing sales include branded and unbranded sales of refined fuel products and lubricants to business-to-business and business-to-consumer customers, including service station dealers, jobbers, airlines, small and large resellers such as hypermarkets, and the military.
bTrading/supply sales are fuel sales to large unbranded resellers and other oil companies.
cCrude oil sales relate to third-party transactions executed primarily by supply, trading and shipping. In addition, reported crude oil sales in 2025 includes 37 thousand barrels per day
(2024 52 thousand barrels per day and 2023 68 thousand barrels per day) relating to volumes sold directly by the gas & low carbon energy and oil production & operations segments.
In the table above, volumes of crude oil and refined product trading/
supply sales are presented on a basis consistent with income statement presentation. These figures do not correspond to actual volumes of physically traded energy products and are not intended for use in assessing emissions volumes or carbon intensity. Marketing volumes shown represent physically delivered transactions regardless of income statement presentation of such transactions.
Retail sitesa

			Number of bp-branded retail sites
	2025	2024	2023
US	8,750	8,500	8,200
Europe	7,150	7,750	8,050
Rest of world	5,150	4,950	4,850
Total	21,050	21,200	21,100
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
Refinery throughputsabcde

			thousand barrels per day
	2025	2024	2023
US	635	612	662
Europe	805	782	749
Total	1,440	1,394	1,411

			%
Refining availability«	96.3	94.3	96.1
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
eOn 6 February 2025 bp announced its intention to market its Ruhr Oel GmbH – BP
Gelsenkirchen operation in Germany for potential sale, including its refinery in Gelsenkirchen and DHC Solvent Chemie GmbH in Mülheim an der Ruhr.

bp Annual Report and Form 20-F 2025	351

Additional disclosures
Refinery capacity
The following tablea summarizes bp's average daily crude distillation capacities as at 31 December 2025.

			Crude distillation capacities[b]
	Country	Refinery		thousand barrels per day
US
US North West	US	Cherry Point		251
US Mid West		Whiting		440
				691
Europe
North West Europe	Germany	Gelsenkirchen[c]		265
		Lingen		97
	Netherlands	Rotterdam		394
Mediterranean	Spain	Castellón		110
				866
Total capacity at 31 December 2025				1,557
aThis does not include bp’s interest in Pan American Energy Group.
bCrude distillation capacity is gross rated capacity, which is defined as the highest average sustained unit rate for a consecutive 30-day period under normal operational conditions.
cOn 6 February 2025 bp announced its intention to market its Ruhr Oel GmbH – BP Gelsenkirchen operation in Germany for potential sale, including its refinery in Gelsenkirchen and DHC Solvent
Chemie GmbH in Mülheim an der Ruhr.

352	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Environmental expenditure

			$ million
	2025	2024	2023
Operating expenditure	435	575	524
Capital expenditure	443	393	329
Clean-ups	16	20	23
Additions to environmental remediation provision	325	254	228
Increase (decrease) in decommissioning provision	528	942	920
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
Environmental operating expenditure of $435 million in 2025 (2024 $575 million) showed an overall decrease of 24%, largely due to decreased expenditure in BP Products North America.
Environmental capital expenditure of $443 million in 2025 (2024 $393 million) showed an overall increase of 13%, largely due to increased expenditure for BP Products North America.
Clean-up costs were $16 million in 2025 (2024 $20 million), representing oil spill clean-up costs and other associated remediation and disposal costs.
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
The extent and cost of future environmental restoration, remediation and abatement programmes are inherently difficult to estimate. They often depend on the extent of contamination, and the associated impact and timing of the corrective actions required, technological feasibility and bp’s share of liability. Though the costs of future programmes could be significant and may be material to the results of operations in the period in which they are recognized, it is not expected that such costs will be material to the group’s overall results of operations or financial position. For further information, see Note 1 –
Significant judgements and estimates: provisions.
Additions to our environmental remediation provision reflect new liabilities and scope/cost reassessments of the remediation plans of a number of our sites, primarily in the US. The charge for environmental remediation provisions in 2025 arising from new and acquired sites was
$4 million (2024 $24 million and 2023 $37 million).
In addition, we make provisions on installation of our oil and gas producing assets and related pipelines to meet the cost of eventual decommissioning. On installation of an oil or natural gas production facility, a provision is established that represents the discounted value of the expected future cost of decommissioning the asset.
In 2025 the net increase in the decommissioning provision was primarily due to recognition of additional provisions from new infrastructure and changes in cost estimate assumptions. .
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
Regulation of the group’s business
Our businesses and operations are subject to the laws and regulations applicable in each country, state or other regional or local area in which they occur. These cover virtually all aspects of bp’s activities and include matters such as the acquisition of rights to develop and operate projects, production rates, royalties, environmental, health and safety protection, fuel specifications and transportation, trading, pricing, anti-
trust, export, taxes, and foreign exchange.
Oil and gas contractual and regulatory framework
The terms and conditions of the leases, licences and contracts under which our upstream oil and gas interests are held vary from country to country. These leases, licences and contracts are generally granted by or entered into with a government entity or state-owned or controlled company and are sometimes entered into with private property owners.
Arrangements with governmental or state entities usually take the form of licences or production-sharing agreements (PSAs)«, although arrangements with private entities and US government entities are usually by lease.
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
bp frequently conducts its exploration and production activities in joint arrangements or co-ownership arrangements with other international oil companies, state-owned or -controlled companies and/or private companies. Conventionally, all costs, benefits, rights, obligations, liabilities and risks incurred in carrying out joint arrangement or co-
ownership operations under a lease, licence or PSA are shared among the joint arrangement or co-owning parties according to agreed ownership interests which are set out in a joint operating agreement. To the extent that any liabilities arise, whether to governments or third parties, or between the joint arrangement parties or co-owners themselves, each joint arrangement party or co-owner will generally be liable under the terms of a joint operating agreement to meet these in proportion to its ownership interest. Any agreed allocation of liability amongst the joint arrangement parties is, however, often different to the position under the relevant licence, lease or PSA, which may provide for joint and several liability of the joint arrangement parties including for decommissioning obligations. In many upstream operations, a party
(known as the operator) will be appointed (pursuant to a joint operating agreement) to carry out day-to-day operations on behalf of the joint arrangement or co-ownership. The operator is typically one of the joint arrangement parties or a co-owner and will carry out its duties either through its own staff, or by contracting out various elements to third-
party contractors or service providers. bp acts as operator on behalf of joint arrangements and co-ownerships in a number of countries.
Frequently, work (including drilling and related activities) will be contracted out to third-party service providers. The relevant contract will specify the work, the remuneration, and typically the risk allocation between the parties. Depending on the service to be provided, the

bp Annual Report and Form 20-F 2025	353

Additional disclosures
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
However, in general terms the Project Company bears the risk of the development, construction and operation of the renewable energy project and secures the financing for these operations and receives any profit from the revenue generated through the offtake agreement and/
or subsidy mechanism (if available).
Greenhouse gas regulation
In December 2015, nearly 200 nations at the United Nations climate change conference in Paris (COP21) agreed to the Paris Agreement which aims to hold the increase in the global average temperature to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels.
Signatories aim to reach global peaking of greenhouse gas (GHG)
emissions as soon as possible and to undertake rapid reductions thereafter, so as to achieve a balance between human caused
emissions and removals by sinks of GHGs in the second half of this century. The Paris Agreement commits all signatories to submit
Nationally Determined Contributions (NDCs) (i.e. pledges or plans of climate action) and pursue domestic measures aimed at achieving the objectives of their NDCs. Signatories are required to submit revised
NDCs every five years, and the revised NDCs are expected to be more ambitious with each revision. The first global stocktake of progress was published by the United Nations in September 2023 and further assessments will occur every five years. The UAE conference (COP28) in
Dubai, which took place in November and December 2023, marked the conclusion and outcome of this first stocktake and reached a consensus which includes calls for an acceleration of efforts towards the phase-down of unabated coal power and to transition away from fossil fuels in energy systems. The 2024 Baku conference (COP 29)
included agreements in relation to finance and carbon markets. The
2025 Belém conference (COP30) included agreement to triple
adaptation finance by 2035, and emphasized accelerating the shift to renewable energy sources, and ensuring a just transition.
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
Certain current and announced GHG measures and developments
potentially affecting bp’s businesses in various markets in which bp operates are summarized below. For information on steps that bp is taking in relation to climate change issues and for details of bp’s GHG reporting, see page 37.
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
Our US businesses are subject to GHG and other environmental requirements and regulatory uncertainty, including that the current or any future US administration could revise or revoke current or prior administration programmes, as well as the possibility of increased expenditures in having to comply with numerous diverse and non-
uniform regulatory initiatives at the state and local levels. In September
2025, the United States Environmental Protection Agency (US EPA)
proposed regulations that would revoke or suspend GHG reporting requirements for the oil and gas sector for 10 years.
US Inflation Reduction Act
The 2022 US Inflation Reduction Act (IRA) included a significant package of largely supply-side measures supporting low carbon energy sources and decarbonization technologies in the US. In 2023, bp applied for various DOE and FAA grants related to certain of bp’s low carbon energy and decarbonization projects. In 2024 DOE and FAA notified bp of its grant awards and bp and its co-applicants executed award agreements with the DOE. On 20 January 2025, the Trump
Administration issued an Executive Order directing agencies to pause the disbursement of IRA funding for review. This Order is subject to legal challenges that have resulted in the effective suspension of implementation pending judicial resolution.
Methane
In 2024 the EPA promulgated the “Standards of Performance for New,
Reconstructed, and Modified Sources and Emissions Guidelines for
Existing Sources: Oil and Natural Gas Sector Climate Review.” These
regulations focused on methane and volatile organic compound emissions from oil and gas production at new and existing facilities and include significant requirements in the areas of fugitive emissions monitoring and repair, flaring, emission event reporting, process controller and pump emissions, and storage vessels. In March 2025, the
EPA announced reconsideration of the 2024 regulations, and, in
December 2025, finalized the Interim Final Rule extending many of the original compliance deadlines in the 2024 regulations.

354	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Separate from the above, the IRA required EPA to collect an annual
Waste Emissions Charge (WEC) on methane emissions from oil and natural gas facilities that exceed specific levels of emissions and methane intensity. In November 2024, EPA promulgated regulations to implement the WEC provisions of the IRA, but those regulations were disapproved by the US Congress in March 2025 and are no longer in place.
Climate Resilience Funds
Several US states, including New York and Vermont, have enacted laws seeking recovery from historical GHG emitters to create climate resilience funds to address climate change impacts by financing infrastructure upgrades, disaster preparation, and other resilience projects. Other states, including New Jersey, California, Maryland and
Massachusetts, are considering similar legislation. The extent and cost of such future environmental climate fund programmes are difficult to estimate at this time.
Electricity
Other EPA GHG and environmental regulations affect electricity generation practices and prices and have an impact on the market for fuels used to generate electricity and on renewable energy installations.
These regulations are in flux due to changes in approach between presidential administrations, as well as lawsuits challenging those regulations.
The 2022 Supreme Court decision in West Virginia v. EPA limited EPA’s regulatory authority to require electricity 'generation shifting' (e.g. from coal to natural gas or renewable sources). In response to the West
Virginia v. EPA decision, in April 2024 EPA promulgated new carbon pollution standards for coal and gas-fired power plants. The regulations significantly tighten emissions limits for those plants and will require some plants to install carbon capture technology. In 2025 EPA proposed repealing those regulations.
Renewable Fuel Standard
EPA’s Renewable Fuel Standard (RFS) regulations require transportation fuel sold in the US to contain a minimum volume of renewable fuels. In
2023, EPA announced a final rule establishing biofuel volume requirements and associated percentage standards (renewable volume obligations or RVOs) for cellulosic biofuel, biomass-based diesel, advanced biofuel, and total renewable fuel for 2023-2025, which was remanded to EPA and the wildlife agencies for further explanation. EPA is delayed in promulgating RVOs for 2026, but in a deadline lawsuit challenging the agency’s delay, EPA stated its intention to finalize the regulations in the first quarter of 2026.
State Low Carbon Fuel Standards
A number of states, municipalities and regional organizations continue to advance climate initiatives that affect our US operations. For example, California, Oregon, and Washington impose carbon-intensity reduction requirements on transportation fuels sold in those states. In
November 2024, California updated its Low Carbon Fuel Standard
(LCFS) to achieve a 30% reduction in carbon intensity by 2030 and a
90% reduction in carbon intensity by 2045. In 2024 New Mexico became the latest US state to enact LCFS legislation, with regulations likely to take effect in 2026.
Mobile Source Emissions
US fuel markets are affected by EPA and National Highway Traffic
Safety Administration (NHTSA) regulation of light, medium and heavy-
duty vehicle emissions (both fuel economy and tailpipe standards) as well as for non-road engines and vehicles and certain large GHG stationary emission sources. In August 2025, EPA issued a proposed recission of all federal GHG emission standards and the Endangerment
Finding that provides the legal justification for such GHG standards for light-, medium- and heavy-duty vehicles. EPA has not yet finalized the proposed recissions and legal challenges to rescinding the 2009
Endangerment Finding are expected. In December 2025, NHTSA
proposed to reduce the stringency of fuel economy standards for light-
duty vehicles. Relatedly, in July 2025, the US Congress eliminated civil penalties for non-compliance with corporate average fuel economy standards.
Light-duty and Medium Duty Vehicles
In March 2024, EPA promulgated a final rule entitled “Multi-Pollutant
Emissions Standards for Model Year 2027 and Later Light-Duty and
Medium-Duty Vehicles,” which significantly tightens emissions standards for light- and medium-duty vehicles for model year (MY) 2027 and beyond and imposes new warranty, durability, and certification requirements, including for electric vehicles. The regulations are intended to spur emissions reductions technology on hydrocarbon-
powered vehicles and to encourage the transition to electric vehicles.
The regulations will phase in over MY 2027-2032. In March 2025, EPA announced that it would reconsider the regulations.
Heavy-Duty Vehicles
In 2022, EPA promulgated a final rule entitled “Control of Air Pollution from New Motor Vehicles: Heavy Duty Engine and Vehicle Standards,”
which established new emission standards for oxides of nitrogen (NOx)
and other pollutants for highway heavy-duty engines. In March 2025,
EPA announced that it would re-evaluate that final rule.
California Mobile Sources
The CAA authorizes the state of California to set its own separate vehicle emissions regulations, stricter than those at the federal level.
Under CAA Section 209, California can apply to EPA for a waiver of federal pre-emption, and EPA is to grant this waiver absent certain disqualifying conditions. Under CAA Section 177, other states can adopt
California standards or follow federal standards but cannot set their own. In May 2025, the US Congress passed resolutions under the
Congressional Review Act (CRA) rescinding EPA waivers covering
California’s Advanced Clean Cars (ACC) II, Advanced Clean Trucks (ACT),
and Heavy-Duty Low NOx Omnibus (Omnibus) regulations, which set emissions standards and sales mandates for zero-emission vehicles
(ZEVs) in the state. California and other states have sued to challenge these CRA recissions, and California has offered manufacturers alternative paths for certification of new vehicles in the state – including continued compliance with the regulations subject to CRA disapproval, compliance with superseded California standards, or compliance with
EPA standards and certification requirements. Meanwhile, EPA and other parties have contested whether California can fall back on pre-
existing standards or else require certification within the state for current and future model years.
In October 2025, a federal district court issued a preliminary injunction barring California from attempting to enforce the Clean Truck
Partnership – a 2023 agreement between California and the heavy-duty vehicle and engine manufacturers under which the manufacturers agreed to comply with California regulations in exchange for more lead time and other measures. Claims challenging California’s continued
enforcement of ACC II, ACT and Omnibus remain pending in the case.
California Advanced Clean Cars Program
California’s ACC regulations were originally enacted in 2012 for MY 2015 to 2025. The ACC program is a package of state regulations that set emissions standards for criteria pollutants, GHG emission standards for light-duty vehicles, and a ZEV sales mandate. In 2019, EPA and NHTSA jointly promulgated the “Safer Affordable Fuel-Efficient Vehicles Rule
Part One: One National Program (SAFE-1),” which effectively disallowed the ACC program. In 2021, EPA revoked SAFE-1, and the ACC program went back into force. In response to a legal challenge, the US Court of
Appeals for the DC Circuit upheld EPA’s decision to restore the
California waiver. That decision was appealed to the Supreme Court, which did not review the waiver itself but held that fuel producers had standing to challenge the waiver. That litigation is now stayed as EPA again reconsiders the waiver decision. In 2022, California finalized the next generation of its GHG and ZEV standards ACC II sets annual ZEV and plug-in hybrid vehicle (PHEV) sales requirements from MY 2026 to
2035 and increasingly more stringent emission standards to ensure automakers gradually phase out new sales of internal combustion engine vehicles.
In 2023 California filed a CAA Section 209 waiver of federal pre-emption application with EPA. In December 2024, EPA granted California’s waiver under ACC II that requires that by MY 2035, all new light-duty vehicles sold in California must be ZEVs or PHEVs. As noted above, in

bp Annual Report and Form 20-F 2025	355

Additional disclosures
May 2025, Congress passed the CRA resolution rescinding the ACC II waiver, which California and other states have challenged.
California Advanced Clean Trucks Program
In 2023, EPA granted California’s request for a waiver of federal preemption covering, in part, ACT regulations, which mandate increasing quantities of ZEV sales for medium- and heavy-duty vehicles in the state. As noted above, in May 2025, the US Congress passed a resolution under the CRA that purports to void that waiver. Legal challenges to the CRA resolution, as well as legal challenges to continuing efforts to enforce the ACT Program, have been filed and are pending.
EPA Proposal to Rescind Endangerment Finding
In 2025 EPA proposed to rescind the 2009 Endangerment Finding, which forms the statutory basis for GHG emissions regulations for motor vehicles and engines under the Clean Air Act, including the Biden
Administration electric vehicle mandates. If finalized, the proposal would remove all GHG standards for light-, medium- and heavy-duty vehicles and heavy-duty engines. EPA indicated it will solicit public comment on the proposal.
These and other initiatives regarding GHG emissions create significant regulatory uncertainty and may have a significant effect on the production, sale and profitability of many of bp’s products in the US.
European Union
The EU has adopted a goal of achieving climate neutrality by 2050 as part of the European Green Deal and, subsequently, a 55% GHG reduction target by 2030 and a 90% target by 2040, both compared to
1990 levels. To achieve the 2030 target, EU member states and
Parliament adopted most measures proposed as part of the so-called
‘Fit for 55’ package. These include: revisions of the EU Emissions Trading
Scheme (EU ETS) and a newly created Carbon Border Adjustment
Mechanism (CBAM); the Renewable Energy Directive (RED) – including an obligation on transport fuel suppliers to increase the share of renewables of their fuel supply; a sustainable aviation fuel (SAF)
blending mandate from 2025; and CO2 targets for the sales of new vehicles which are expected to accelerate the decarbonization of the transport sector and impact fuel demand despite certain flexibilities for vehicle manufacturers currently under discussion. We expect changes to some of these laws as part of planned reviews and to bring them in line with the recently agreed 2040 GHG reduction target.
Pending full implementation and ongoing and future revisions of these laws, this would inter alia lead to higher shares of renewables across all sectors (including transport), higher cost to supply fuels due to a cap-
and-trade system for the road transport and buildings sector starting in
2028, a continuously reduced number of GHG emission allowances and associated free allocation under the EU ETS, and a continued decline of fuel demand from new cars and trucks linked to CO2 targets for vehicle manufacturers. The EU also adopted measures that may impact the ability to import certain crude oils and natural gas into the region.
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
In November 2025, the UK government and the UK ETS Authority published their combined response to the December 2023 Free
Allocation Review and the December  2024 Carbon Leakage
consultations. In relation to data and benchmarking, the UK ETS
Authority decided that operators can choose to have their activity data for either 2020 only, or 2020 and 2021, excluded from determining their historical activity level for the 2027-30 allocation period. Current benchmarks for 2027 are retained, with the intention of adopting updated EU benchmark values from 2028-30. In relation to carbon leakage, the UK ETS Authority decided that: (i) The current list of sectors subject to carbon leakage is retained; (ii) It will not introduce the tiering of free allocations of UK ETS allowances for sectors at risk of carbon leakage based on the carbon leakage exposure factor or cross-sectoral correction factor; (iii) It will not bring forward the phase out of free allocations for sectors not at risk of carbon leakage; (iv) No additional benchmarking methodologies will be introduced in 2027, which would have introduced conditions on the provision of free allocation to installations with exceptional access to decarbonisation technologies.
Their introduction may be reconsidered for future allocation periods;
and (v) It will gradually phase out free allocations for sectors covered by the UK Carbon Border Adjustment Mechanism (UK CBAM) beginning in
2027, with an indicative phase out trajectory of nine years.
In December 2025, the UK ETS published the response to its December
2023 Future Markets Policy consultation. The response indicates that the UK ETS Authority will retain and inflation-proof the auction reserve price to maintain its real value, implementing an inflation-based increase since its introduction in 2026, and increasing the value yearly by inflation from 2027. It will retain the existing design and operation of the cost containment mechanism and retain its discretion. It will also discount the implementation of a quantity-triggered supply adjustment mechanism for a standalone UK ETS.
In December 2025, UK government also published a response to the UK
ETS Authority’s consultation to extend the UK ETS beyond 2030. The response confirmed it will be extended into a Phase II from 2031, which will run for 10 years from 1 January 2031 to 31 December 2040, and banking of allowances will be permitted between Phase I and Phase II.
Other countries and regions
China is operating emissions trading pilot programmes in a number of cities and provinces. One of bp's subsidiaries in China is participating in these programmes. In February 2021 China introduced a national emissions trading market (National ETS). The National ETS is intended to be an essential tool for China to fulfil its commitment to reach peak emissions by 2030 and carbon neutrality by 2060. On 9 September
2024, the Ministry for Ecology and Environment of China (the MEE)
released a draft work plan to expand the sectoral coverage of the
National ETS. Currently covering only the power sector, the plan proposes to extend the National ETS to include the cement, steel, and aluminium industries. In March 2025, the MEE officially expanded the sectoral coverage of the National ETS to include the cement, steel, and aluminium industries. The expansion would bring an additional approximately 1,500 companies into the National ETS. For now, the
National ETS participants are limited to the key emission entities identified by each provincial-level government authority based on the standard set out by the MEE. bp is not participating in the National ETS.
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
China's domestic voluntary carbon mechanism called the China
Certified Emission Reduction (CCER) programme has been suspended since 2017. In 2023, significant progress towards relaunching the CCER

356	bp Annual Report and Form 20-F 2025	« See glossary on page 375
has been made by relevant authorities, including the promulgation of a regulation on CCER trading for trial implementation and the publication of methodologies that will be used to quantify net emission reductions or removals for four types of projects (forestation, solar thermal power, offshore wind power generation and mangrove revegetation). CCER programme was relaunched on 22 January 2024 and the first CCER project after the relaunch was registered on 3 December 2024. On 3
January 2025, two new CCER methodologies were released – for issuing carbon credits to projects utilizing coal mine gas and energy efficient highway tunnel lighting. First batch of new CCERs was issued in March 2025 and more CCER methodologies were released in 2025.
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
A number of pending or anticipated governmental proceedings against certain bp group companies under environmental laws could result in monetary or other sanctions. Group companies are also subject to environmental claims for personal injury and property damage alleging the release of, or exposure to, hazardous substances. The costs associated with future environmental remediation obligations, governmental proceedings and claims could be significant and may be material to the results of operations in the period in which they are recognized. We cannot accurately predict the effects of future developments, such as stricter environmental laws and regulations or enforcement policies, or future events at our facilities on the group, and there can be no assurance that material liabilities and costs will not be incurred in the future. For a discussion of the group’s environmental expenditure, see page 352 and for a discussion of legal proceedings, see page 236.
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
In April 2024, EPA listed PFOA and PFOS (types of perfluoroalkyl substances (PFAS) used in fire-fighting foam and many consumer products) as hazardous substances under CERCLA. This listing may impact remediation costs and result in additional reporting and other environmental obligations. Several states have passed
legislation limiting the use of PFAS in fire-fighting foam, and other states may do so in the future.
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
•The Outer Continental Continental Shelf Land Act, the Mineral
Leasing Act and other statutes give the Department of Interior (DOI)
and the Bureau of Land Management authority to regulate
operations and air emissions, including equipment and testing, at offshore and onshore operations on federal lands subject to DOI authority.
•The Endangered Species Act (ESA) and Marine Mammal Protection
Act protect certain species’ habitats from adverse human impacts by restricting operations or development at certain times and in certain places. In 2020, the US Fish and Wildlife Service (FWS)
published regulatory definitions impacting habitat designations under the ESA, but in 2022 the Biden administration rescinded those definitions. The Biden administration rescission of those definitions could expand the geographic areas subject to habitat protections. In
November 2025, the FWS proposed to reinstate the 2020 version of the habitat designation regulations.
European Union
•The Industrial Emissions Directive (IED) 2010 provides the framework for granting permits for major industrial sites. Revised IED entered into force in August 2024, strengthening the application of Best
Available Techniques (BATs) and introducing stricter emission limit values and binding environmental performance levels, among other changes. It will impact bp refineries across Europe.
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
•The Water Framework Directive (WFD) published in 2000 aims to protect the quantity and quality of ground and surface waters of the
EU member states. The transposition into national laws is still ongoing and planned to be finalized by 2027. Future proceedings on the determination of pollutants/priority substances as well as environmental quality standards in line with the WFD may require additional compliance efforts and increased costs for managing freshwater withdrawals and discharges from bp’s EU operations.

bp Annual Report and Form 20-F 2025	357

Additional disclosures
•The Corporate Sustainability Reporting Directive (CSRD) entered into force on 5 January 2023 introducing new requirements for certain
EU and non-EU companies, to include disclosures related to climate, the environment and wider sustainability issues. The CSRD also expands to in-scope entities the requirements introduced by the EU
Taxonomy Regulation, to identify environmentally sustainable activities and then disclose metrics related to capital and operating expenditure and turnover associated with those activities. Under the
2025 Omnibus simplification package, the application of CSRD reporting requirements has been delayed by two years for many in-
scope companies, with reporting expected to begin in 2027 for
FY2026.
•The Corporate Sustainability Due Diligence Directive (CSDDD)
entered into force in July 2024 but has undergone targeted
amendments as part of the Omnibus package. It still requires certain
EU and non-EU companies to conduct due diligence on human rights and environmental risks but no longer includes the obligation to adopt a climate transition plan. In-scope companies are expected to comply in July 2029 for FY2028.
United Kingdom
•Following the UK’s exit from the European Union, operative EU laws were retained in UK law by the European Union (Withdrawal) Act 2018
(EUWA). In June 2023, the Retained EU Law (Revocation and Reform)
Act 2023 received Royal Assent. From 1 January 2024, retained EU law is now termed “assimilated law,” and the Act removed the principle of EU law supremacy and direct effect. The Act allows for significant changes to the status, operation and content of retained
EU law, including through amendments to the EUWA. This may mean that over time there will be amendments to and deviations from retained EU law including in respect of environmental matters.
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
Other countries and regions
Regulations governing the discharge of treated water have also been developed in countries outside the US and EU, including in Trinidad and
Tobago where bp commissioned a new wastewater treatment plant in
2020 to meet consent levels agreed with the regulators to apply relevant water discharge rules.
The Abidjan Convention, together with its Additional Protocols, sets environmental quality standards for the discharge of chemicals to the marine environment. Mauritania and Senegal are both signatories to the
Abidjan Convention. bp's offshore facilities have implemented water management systems which are designed to meet the environmental quality standards for their gas operations in Mauritania and Senegal.
The Convention for the Protection of the Marine Environment of the
North-East Atlantic (OSPAR) aims to protect the marine environment of the North-East Atlantic. The OSPAR 2012 recommendation and guideline for the implementation of a risk-based approach to the management of produced water discharges from offshore installations in the North Sea supports a key goal of working towards eliminating harmful discharges.
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
At OSPAR’s Offshore Industry Committee (OIC) meeting in March 2024, the Committee agreed changes to OSPAR’s List of Substances/
Preparations Used and Discharged Offshore which are Considered to
Pose Little or No Risk to the Environment (PLONOR). This includes two inorganic substances, calcium bromide and sodium bromide which are used in Completion fluid formulations. Further work is progressing on the harmonisation of OSPAR’s approach to offshore chemicals and the
REACH Regulation, now focused on the potential impact of adjustments to the current Harmonised Mandatory Control System (HCMS) for regulators and industry. OIC also agreed the report on the
implementation of OSPAR Recommendation 2006/3 on Environmental
Goals for the Discharge by the Offshore Industry of Chemicals that Are, or Which Contain Substances Identified as Candidates for Substitution –
Technical and Safety Obstacles.
Environmental maritime regulations
bp’s shipping operations are subject to extensive national and international regulations governing operations, training, pollution prevention, liability, and insurance. These include:
•Liability and spill prevention and planning requirements governing, among others, tankers, barges, and offshore facilities are imposed by OPA in US waters. OPA also mandates a levy on imported and domestically produced oil to fund oil spill responses. Some states, including Alaska, Washington, Oregon and California, impose
additional liability for oil spills. Outside US territorial waters, bp shipping tankers are subject to international pollution prevention, liability, spill response and preparedness regulations developed through the UN’s International Maritime Organization (IMO),
including the International Convention on Civil Liability for Oil
Pollution Damage, the International Convention for the Prevention of
Pollution from Ships (MARPOL), the International Convention on Oil
Pollution, Preparedness, Response and Co-operation, and the
International Convention on Civil Liability for Bunker Oil Pollution
Damage. In April 2010, a Protocol was adopted to address issues that have inhibited ratification of the International Convention on Liability and Compensation for Damage in Connection with the Carriage of
Hazardous and Noxious Substances by Sea 1996 (HNS Convention).
As at 31 December 2025, the HNS Convention had not entered into force.
•A global sulphur cap of 0.5% applies to marine fuel under MARPOL with a stricter 0.1% cap in environmentally sensitive areas. In order to comply, ships either need to consume low sulphur marine fuels, operate on alternative low sulphur fuels such as LNG or implement approved abatement technology to enable them to meet the low sulphur emissions requirements while continuing to use higher sulphur fuel. Certain regional and local authorities also enforce sulphur caps outside of the MARPOL framework.
•From 2023 all vessels over 400 gross tonnage became subject to
IMO requirements as to energy efficiency design (EEXI) and the carbon intensity of operations (CII).
•Under EU legislation, maritime transport has been brought into the scope of the EU ETS from 2024, applicable to all vessels of 5,000 gross tonnage and above calling at EU ports regardless of a vessel’s flag.
•Under the Fuel EU Maritime Regulation, from 2025 ship owners are required to reduce the GHG intensity of their fuel use gradually over time, initially by 2%, increasing to 6% by 2030 and 80% by 2050.
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
insurance associations (P&I Clubs), although there can be no assurance that a spill would necessarily be adequately covered by insurance or that liabilities would not exceed insurance recoveries.

358	bp Annual Report and Form 20-F 2025	« See glossary on page 375
International trade sanctions
During the period covered by this report, non-US subsidiaries, or other non-US entities of bp, conducted limited activities in, or with persons from, certain countries identified by the US Department of State as
State Sponsors of Terrorism or otherwise subject to US, EU and UK sanctions (Sanctioned Countries). In 2025 sanctions restrictions were insignificant to the group’s financial condition and results of operations.
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
(collectively, NICO) have a 10% non-operating interest in each of Shah
Deniz and SCPC and an 8% non-operating interest in AGSC. LUKOIL
Overseas Shah Deniz Limited and LUKOIL Overseas Shah Deniz
Midstream Limited (collectively, LUKOIL Shah Deniz) have a 19.99% non-
operating interest in each of Shah Deniz and SCPC and a 15.99% non-
operating interest in AGSC.
Shah Deniz, SCPC and AGSC continue in operation as they were excluded from the application of US Iran sanctions as they fall within the exception for certain natural gas projects under Section 603 of the Iran
Threat Reduction and Syria Human Rights Act of 2012 (ITRA). Shah Deniz
was excluded from the main operative provisions of the EU sanctions regulations following the snap-back of the EU Iran sanctions in
September 2025. In September and October 2025, the UK issued two general licences permitting UK persons to conduct activities relating to
Shah Deniz, SCPC and AGSC that would otherwise be prohibited by UK
Iran and Russia sanctions respectively.
On 3 December 2018 bp entered into an agreement with, among others,
SOCAR and NICO pursuant to which SOCAR pays to BP Exploration
(Shah Deniz) Limited (BPXSD), as the Shah Deniz operator, compensation for NICO’s waiver of its right to lift its share of Shah Deniz condensate.
Such amounts are used to cover cash calls to NICO in respect of operating costs due from NICO to BPXSD. On 20 November 2025, a similar arrangement was entered into among bp, SOCAR and LUKOIL
Shah Deniz. In November 2025, OFAC issued a licence in relation to these arrangements which is subject to further renewal before its expiry in April 2026.
In 2025 international sanctions against Syria were significantly lifted. bp terminated all sales of crude oil and petroleum products into Syria following the imposition in 2011 of further US and EU sanctions against
Syria at the time, though bp continues to supply aviation fuel to non-
governmental Syrian resellers outside of Syria.
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
In response to Russia’s military action in Ukraine in 2022, the US, EU, UK and many other countries have imposed broad economic and trade sanctions. The scope of these sanctions includes restrictions on dealing with designated individuals and entities (including Rosneft and Lukoil as of 2025); restrictions on the Russian financial sector; blocking economic activity in certain areas of Ukraine not controlled by the Ukrainian government; prohibitions in relation to investment in Russia;
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
The bp group does not source any materials directly from Russia. In
2022 bp discontinued sales of our products to customers in Russia.
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
In 2025 payments in relation to tax with an aggregate US dollar equivalent value of approximately $3,000 were made from a bp trust account held with Tadvin Co. to Iranian public entities on behalf of BP
Iran. No gross revenues or net profits are attributable to BP Iran's activities.
During 2025 the International Bank of Yemen (IBY) was sanctioned by the US. bp holds two bank accounts at IBY which were used to support historical operations in Yemen. Both accounts were dormant prior to the time IBY was sanctioned, became blocked accounts from that time and remain blocked as at the date of this report. Together, the accounts hold around $60,000. In 2025, bp did not operate in Yemen and no gross revenues or net profits are attributable to any bp activities in
Yemen.
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
exhibits to its Annual Report and Form 20-F 2020 filed with the SEC. For further details of the Consent Decree and the Settlement Agreement, see Legal proceedings in bp Annual Report and Form 20-F 2015.

bp Annual Report and Form 20-F 2025	359

Additional disclosures
Property, plant and equipment
bp has freehold and leasehold interests in real estate and other tangible assets in numerous countries, but no individual property is significant to the group as a whole. For more on the significant subsidiaries« of the group at 31 December 2025 and the group percentage of ordinary share capital see Financial statements – Note 37. For information on significant joint ventures« and associates« of the group see Financial statements – Note 16 and 17.
Related party transactions
Transactions between the group and its significant joint ventures and associates are summarized in Financial statements – Note 16 and 17. In the ordinary course of its business, the group enters into transactions with various organizations with which some of its directors or executive officers are associated. Except as described in this report, the group did not have any material transactions or transactions of an unusual nature with, and did not make loans to, related parties in the period commencing 1 January 2025 to 13 February 2026.
Corporate governance practices
In the US, bp ADSs are listed on the New York Stock Exchange (NYSE).
The significant differences between bp’s corporate governance practices as a UK company and those required by NYSE listing standards for US companies are listed as follows:
Independence
As set out on page 77, bp has adopted separate terms of reference for the board and each of its committees as part of its corporate governance framework. The terms of reference for the board and each of its committees are reviewed periodically. The board and audit committee terms of reference were last updated with effect from 1
January 2025, while the other three principal committees were last updated with effect from 25 July 2024. The terms of reference reflect the UK Corporate Governance Code approach to corporate governance.
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
Each committee operates under its own terms of reference together with a set of terms applicable to all the committees (see the board committee reports on pages 82-125 and bp.com/governance.
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
One of the NYSE’s additional requirements for the audit committee states that at least one member of the audit committee is to have
‘accounting or related financial management expertise’. The board determined that Tushar Morzaria possesses such expertise and also possesses the financial and audit committee experience set forth in both the UK Corporate Governance Code and the SEC rules (see audit committee report on page 84). Mr Morzaria is the audit committee financial expert as defined in Item 16A of Form 20-F.
Summary of terms of reference for audit committee and
remuneration committee
The audit committee’s full terms of reference are available on our website at bp.com/governance. A summary of the committee’s key responsibilities is provided below:
•Monitor and critically assess bp’s financial statements and financial information, including the integrity of the financial reporting and related processes, context in which statements are made,
compliance with relevant legal and regulatory requirements and financial reporting standards, including the Task Force on Climate-
related Financial Disclosures (TCFD).
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
from pay ratios and potential pay gaps as appropriate.
•Maintain appropriate dialogue with shareholders on remuneration matters.

360	bp Annual Report and Form 20-F 2025	« See glossary on page 375
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
Code of ethics
The company has adopted a code of ethics for its chief executive officer, chief financial officer, group controller, and SVP internal audit whose roles are equivalent to the SEC roles as required by the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and the
rules issued by the SEC. There have been no waivers from the code of ethics relating to any officers. A copy of the code of ethics can be found at bp.com/codeofethics.
The NYSE rules require that US companies adopt and disclose a code of business conduct and ethics for directors, officers and employees. bp has adopted a code of conduct, which applies to all employees, officers and members of the board. This was updated and published in January
2023, with certain elements further updated and published in October
2025. In addition, bp has adopted a code of ethics as described above for the chief executive officer, chief financial officer, group controller, and SVP internal audit as required by the SEC. bp considers that these codes and policies address the matters specified in the NYSE rules for
US companies. During 2021 the board adopted a diversity, equity and inclusion policy, which requires it to encourage a diverse and inclusive working environment in the boardroom. The policy was most recently reviewed by the board in 2024, and amendments were made to reflect regulatory changes and market practice. The updated policy was then approved with effect from 1 January 2025.
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
The company’s management, with the participation of the company’s interim group chief executive and chief financial officer, has evaluated the effectiveness of the company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this annual report. Based on that evaluation, the interim group chief executive and chief financial officer have concluded that the company’s disclosure controls and procedures were effective at a reasonable assurance level.
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
As of the end of the 2025 fiscal year, management conducted an assessment of the effectiveness of internal control over financial reporting in accordance with the criteria in the Internal Control
Integrated Framework issued in 2013 by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that bp’s internal control over financial reporting as of 31 December 2025 was effective.
The company’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of bp; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of bp’s assets that could have a material effect on our financial statements. bp’s internal control over financial reporting as of
31 December 2025 has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing on page 154 of bp Annual Report and Form 20-F 2025.
Changes in internal control over financial reporting
There were no changes in the group’s internal control over financial reporting that occurred during the period covered by the Form 20-F that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Cyber security
Governance
The board oversees bp’s internal control and risk management framework. The board is supported by the safety and sustainability committee which oversees cyber security risk and received reports from bp’s chief information security officer (CISO) on cyber security incidents at every committee meeting in 2025, including information on bp’s response to incidents. This allows an ongoing assessment by the committee of the effectiveness of bp’s overall cyber security programme. A session is held once a year to review bp’s roadmap and progress for addressing cyber security risk. Read more in the safety and sustainability committee report on page 82.
At management level, assessment and management of material risks from cyber security threats is led by bp’s executive vice president of technology, a member of bp’s leadership team with deep experience in bp’s engineering and operations functions, with support from bp’s
CISO, who has over 20 years of experience in the information technology industry. bp’s digital safety operational risk committee brings together additional senior members of bp’s digital leadership team to assist in ensuring that cyber security risks across bp are

bp Annual Report and Form 20-F 2025	361

Additional disclosures
identified, understood, accurately quantified and are managed in accordance with bp’s internal controls framework.
Risk management and strategy
bp has implemented a threat-focused strategy to assess cyber security risks and protect against, detect, respond to, and recover from cyber attacks. bp maintains internal teams focused on cyber security intelligence and emergency response to monitor the external threat landscape and the threats to bp’s IT and operational technology infrastructure. bp partners with third-party specialists to augment its in-
house capabilities as necessary. bp has a defined protocol for cyber incident notification based on severity and bp’s internal cyber security teams brief the CISO, technology EVP, other senior leadership and relevant board and management committees about incidents on an as needed basis.
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
on page 67.
Principal accountant's fees and services
The audit committee has established policies and procedures for the engagement of the independent registered public accounting firm,
Deloitte LLP, to render audit and certain assurance services. The policy provides for pre-approval by the audit committee of specifically defined audit, audit-related, non-audit and other services that are not prohibited by regulatory or other professional requirements. Deloitte is engaged for these services when its expertise and experience of bp are important. Most of this work is of an audit nature.The audit committee,
CFO and group controller monitor overall compliance with bp’s policy on audit-related and non-audit services, including whether the necessary pre-approvals have been obtained. The committee regularly reviews the policy, including in 2025, when it was updated to include clarification regarding bp’s employment of current and former employees or partners of the auditor.
Under the policy, pre-approval is given for specific services within the following categories: i) audit-related services, such as those required by law or where the auditor is best placed to undertake such work on similar terms, ii) non-audit services required by law, such as reporting required by a regulatory authority, and iii) other services, such as additional assurance or updates on applicable law and accounting standards. bp operates a two-tier system for audit and non-audit services. For audit-related services, the audit committee has a pre-
approved aggregate level, within which specific work may be approved by management. Non-audit services are pre-approved for management to authorize per individual engagement, but above a defined level must be approved by the chair of the audit committee or the full committee.
The audit committee has delegated to the chair of the audit committee authority to approve permitted services provided that any decisions are reported to the committee at its next scheduled meeting. Any proposed service not included in the approved service list must be approved in advance of commencing the engagement by the audit committee chair or the full audit committee, depending on the level of fee payable.
The audit committee evaluates the performance of the auditor each year. The audit fees payable to Deloitte are reviewed by the committee in the context of other global companies for cost-effectiveness. The committee keeps under review the scope and results of audit work and the independence and objectivity of the auditor. External regulation and bp policy requires the auditor to rotate its lead audit partner every five years. See Financial statements – Note 36 and the audit committee report on page 84 for details of fees for services provided by the auditor.
Additional Directors’ report disclosures
This section of bp Annual Report and Form 20-F 2025 forms part of the
Directors’ report. Certain information has been included in the Strategic report that would otherwise be required to be disclosed in the Directors'
report, as noted below.
Indemnity provisions
In accordance with bp’s Articles of Association, on appointment each director is granted an indemnity from the company in respect of liabilities incurred as a result of their office, to the extent permitted by law. These indemnities were in force throughout the financial year and at the date of this report. In respect of those liabilities for which directors may not be indemnified, the company maintained a directors’
and officers’ liability insurance policy throughout 2025. During the year, a review of the terms and scope of the policy was undertaken as part of the annual renewal. Although a director’s defence costs may be met, neither the company’s indemnity nor insurance provides cover in the event that the director is proved to have acted fraudulently or dishonestly. One of the group’s subsidiaries« is a trustee of the UK pension scheme. Each director of that subsidiary is granted an indemnity from the company in respect of liabilities incurred as a result of such a subsidiary’s activities as a trustee of the pension scheme, to the extent permitted by law. These indemnities were in force throughout the financial year and as at the date of this report.
Financial risk management objectives and policies
The disclosures in relation to financial risk management objectives and policies, including the policy for hedging, are included in How we manage risk on page 67, Liquidity and capital resources on page 338 and Financial statements – Notes 29 and 30.
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
Research and development
Indications of our activities in the field of research and development are provided throughout the Strategic report and the Directors’ report. See also pages 12 and 189 for our expenditure on research and
development.
Branches
As a global group our interests and activities are held or operated through subsidiaries, branches, joint arrangements« or associates«
established in – and subject to the laws and regulations of – many different jurisdictions.
Employees
Disclosures in respect of how the directors have engaged with employees and had regard to their interests are included in Our stakeholders and Key decisions on pages 79, 80 and 81.
The disclosures concerning policies in relation to the employment of disabled persons and employee involvement are included in
Sustainability – our people on page 57.

362	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Employee share schemes
Certain shares held as a result of participation in some employee share plans carry voting rights. Voting rights in respect of such shares are exercisable via a nominee. Dividend waivers are in place in respect of unallocated shares held in employee share plan trusts.
Suppliers, customers and others
Disclosures in respect of how the directors have engaged with suppliers, customers and others in business relationships with the company are included in Our stakeholders on pages 80-81.
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
Political donations, expenditure and contributions
Disclosures in relation to political donations, expenditure and contributions are included on page 58.
Greenhouse gas emissions, energy consumption and
energy efficiency
Disclosures in relation to greenhouse gas emissions, energy
consumption and energy efficiency are included in Sustainability on pages 39-40.
Disclosures required under UK Listing
Rule 6.6.1R
The information required to be disclosed by UK Listing Rule 6.6.1R can be located as set out below:

Information required	Page
(1) Amount of interest capitalized	189
(2), (3)	Not applicable
(4), (5) Waiver of director emoluments	Not applicable
(6) – (10)	Not applicable
(11), (12) Dividend waivers	362
(13)	Not applicable
Cautionary statement
In order to utilize the ‘safe harbor’ provisions of the United States
Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the
general doctrine of cautionary statements, bp is providing the following cautionary statement.
This document contains certain forecasts, projections and forward-
looking statements that is, statements related to future, not past, events and circumstances – with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’,
‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’,
‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions.
In particular, among other statements, (i) certain statements in the
Chair’s letter (page 4), Interim chief executive officer’s letter (page 5),the
Strategic report (inside front cover and pages 1-71), Additional disclosures (pages 334-363) and Shareholder information (pages
364-374), including but not limited to statements under the headings
‘Energy Outlook’, ‘Our strategy’, ‘Consistency with the Paris goals’, ‘Our business model’, ‘Our financial frame’, ‘2026 guidance’ ‘Outlook for
2026’, ‘Our investment process’ and ‘2026 shareholder calendar’ and including but not limited to statements regarding: plans and expectations relating to business, financial performance, results of operations, cash flow and allocation of capital expenditure; plans and expectations regarding bp’s financial frame (including annual dividend increases, net debt, credit rating, capital expenditures and distribution of operating cash flow as dividends and share buybacks), balance sheet, working capital, operating cash flow, return on average capital employed (ROACE), liquidity, capital discipline, cost base, future shareholder distributions, amount, timing or use of payments related to divestments and other proceeds (including expectations and plans relating to the Castrol divestment and allocation of the expected proceeds), future dividend payments and progress towards our cost saving targets; plans and expectations regarding share buybacks, allocation and use of excess cash; plans and expectations regarding bp’s 2026 guidance (including with respect to reported and underlying upstream production, growth of bp’s customers businesses, products refining margins and refinery turnaround activity); plans and expectations regarding total capital expenditure, depreciation, depletion and amortization, divestments and other proceeds, Gulf of
America oil spill payments, other businesses & corporate underlying annual charge, and the effective tax rate and the underlying effective tax rate; plans and expectations regarding bp’s engagement plans and programs and their impact on bp’s results of operations and financial position; plans and expectations regarding bp’s four primary targets
(including adjusted free cash flow growth, net debt, structural cost reduction and ROACE) and reporting of bp’s progress towards those targets; assumptions regarding interest rates and broader
macroeconomic conditions; plans and expectations relating to bp’s investor proposition including those to grow shareholder value and simplify and strengthen bp; plans and expectations relating to bp’s investment process, strategy and capital investment, including future capital investment allocation, expected IRR, access to capital and the restructuring of certain investments; plans and expectations relating to bp’s intra-group funding and liquidity arrangements; plans and expectations relating to bp’s ability to meet contractual obligations;
expectations regarding inflation, price volatility, refining margins and price assumptions; plans and expectations relating to risk, including risk management processes and climate-related risks; plans, expectations and projections regarding bp’s oil and gas business, including related investment plans and their impact on production and cash flow, oil and gas prices, operational emissions, oil and gas production targets, and future divestments; plans and expectations regarding bp’s customers and products business, including investment plans and growth in aviation, biofuels and refineries; plans and expectations regarding bp’s low carbon energy business, including the growth and decarbonization of the offshore wind and hydrogen and CCS businesses; plans and expectations regarding bp’s ST&S business, including relating to electrification of the energy systems and decarbonization of electricity;
plans and expectations related to the energy transition (including scenario analysis), investments in transition businesses, reduction of operational carbon intensity, climate change, sustainability (including bp’s sustainability aims), greenhouse gas emissions, management, decarbonization, net zero ambition and aims, and related laws and regulations; plans and expectations regarding bp’s focus on biodiversity and water use, including bp’s freshwater use, bp’s freshwater management approach, bp’s ability to address water-related business risk and bp’s freshwater withdrawal in stressed catchments; plans and expectations regarding projects, joint ventures, partnerships, agreements and memoranda of understanding with governments,
commercial entities and other third party partners (including, but not limited to, the Gelsenkirchen refinery, the Green Canyon Block 584, the
Tiber-Guadalupe project, the Atlantis Drill Center 1 expansion project, the NZT and NEP projects, the Ginger project, the KGD6 infills wells

bp Annual Report and Form 20-F 2025	363

Additional disclosures
project, the Shah Deniz Compression, the Atlantis Major Facility
Expansion, the Kirkuk redevelopment project, the Juniper Wells, the
Greater Western Flank 4 project, the Argos Southwest Extension project, the Murlach project, the Etlas joint venture, Lightsource bp., the
Alto de Cabo Frio Central block, the Bumerangue project, the Atlantic
LNG facility, the Agogo Integrated West Hub Project, offshore Blocks
1/14, 14 and 14K in the Lower Congo Basin, the five-well programme in the Mediterranean Sea, the agreement between State Oil Company of the Azerbaijan Republic and bp and subsequently approved
development plans in regard to the Karabagh field, the agreement between bp and ONGC in relation to Mumbai High field and the Browse
LNG Joint Venture); expectations regarding contingent liabilities, legal and trial proceedings, court decisions, potential investigations and civil actions by regulators, government entities and/or other entities or parties, and the timing and potential impact of such proceedings, settlement agreements relating to such proceedings and bp’s
intentions in respect thereof; plans and expectations regarding relationships with governments, customers, partners, suppliers, communities and key stakeholders; plans and expectations regarding upstream production and downstream performance and returns; plans and expectations regarding bp’s external audit tender process; plans and expectations regarding the appointment and succession plans of bp’s directors; plans and expectations regarding bp’s long-term viability, including ability to continue in operation and meet liabilities;
expectations regarding bp’s refining assets, including their useful economic lives and depreciation; expectations regarding the impact of emissions costs on bp’s oil and gas CGU carrying values; expectations regarding the impact of the energy transition on the recoverable amount of property, plant and equipment and goodwill in the oil and gas industry; expectations regarding the timing of production of bp’s reserves and resources; expectations regarding the impact of the
German tax legislation on bp’s tax obligations; plans and expectations regarding the adoption and impact of the amendments to IFRS and related elections; plans and expectations regarding employee share plans, funded defined benefit plans and other post-employment benefits; expectations regarding impact of international trade sanctions; plans and expectations regarding operations and safety;
expectations regarding the structure of energy demand; plans and expectations regarding the competitiveness and value of bp’s refineries; plans and expectations relating to bp’s research and development spend and outcomes; expectations related to changes laws, regulations and policies; and plans and expectations regarding bp’s shareholder calendar.
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
recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp’s access to future credit resources; business disruption and crisis management; the impact on bp’s reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by governmental or any other relevant persons may impact bp’s ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-
attacks or sabotage; and those factors discussed elsewhere in this report including under Risk factors (page 62). In addition to factors set forth elsewhere in this report, those set out above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
Statements regarding competitive
position
Statements referring to bp’s competitive position are based on the company’s belief and, in some cases, rely on a range of sources, including investment analysts’ reports, independent market studies and bp’s internal assessments of the relevant market based on publicly available information about the financial results and performance of market participants.

364	bp Annual Report and Form 20-F 2025	« See glossary on page 375

bp Annual Report and Form 20-F 2025	365

Shareholder information
Share prices and listings
Markets and market prices
The primary market for the company’s ordinary shares (trading symbol
‘BP’), 8% cumulative first preference shares (trading symbol ‘BP.A’) and
9% cumulative second preference shares (trading symbol ‘BP.B’) is the
London Stock Exchange (LSE). The company’s ordinary shares are a constituent element of the Financial Times Stock Exchange 100 Index.
In the US, the company’s securities are listed and traded on the New
York Stock Exchange (NYSE) in the form of American Depositary Shares
(ADSs) (trading symbol ‘BP’), for which JPMorgan Chase Bank, N.A. is the depositary (the Depositary) and transfer agent. The Depositary’s principal office is 270 Park Avenue, Floor 8, New York, NY, 10017, US.
Each ADS represents six ordinary shares. ADSs are evidenced by
American depositary receipts (ADRs), which may be issued in either certificated or book entry form.
The company delisted from the Frankfurt Stock Exchange on
23 April 2025.
On 13 February 2026, 697,484,895 ADSs (equivalent to approximately
4,184,909,371 ordinary shares or some 26.65% of the total issued share capital, excluding shares held in treasury) were outstanding and were held by approximately 55,047 ADS holders. Of these, about 54,410 had registered addresses in the US at that date. One of the registered holders of ADSs represents approximately 1,278,868 underlying holders.
On 13 February 2026, there were approximately 186,939 ordinary shareholders. Of these shareholders, around 1,449 had registered addresses in the US and held a total of some 3,534,557 ordinary shares.
On 13 February 2026, there were approximately 1,029 preference shareholders. Of these shareholders, around 14 had registered addresses in the US and held a total of some 2,773 preference shares.
Since a number of the ordinary shares and ADSs were held by brokers and other nominees, the number of holders in the US may not be representative of the number of beneficial holders or their respective country of residence.
Dividends
The company’s current policy is to pay interim dividends on a quarterly basis on its ordinary shares.
Our policy is also to announce dividends for ordinary shares in US dollars and state an equivalent sterling dividend. Dividends on the company's ordinary shares will be paid in sterling and on the company's
ADSs in US dollars. The rate of exchange used to determine the sterling amount equivalent is the average of the market exchange rates in
London over three business days in advance of the sterling equivalent announcement date. The directors may choose to declare dividends in any currency provided that a sterling equivalent is announced. It is not the company’s intention to change its current policy of announcing dividends on ordinary shares in US dollars.
Information regarding dividends announced and paid by the company on ordinary shares and preference shares is provided in the
consolidated Financial statements – Note 10.
A Scrip Dividend Programme (Scrip Programme) was approved by shareholders in 2010 and was renewed for a further three years at the
2024 AGM. It enabled the company's ordinary shareholders and ADS holders to elect to receive dividends by way of new fully paid ordinary shares (or ADSs in the case of ADS holders) instead of cash. The operation of the Scrip Programme is always subject to the directors’
decision to make the Scrip Programme offer available in respect of any particular dividend.
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
Future dividends will be dependent on future earnings, the financial condition of the group, the Risk factors set out on page 67 and other matters that may affect the business of the group set out in Our strategy on page 8 and in Liquidity and capital resources on page 338.
The quarterly dividend which is expected to be paid on 27 March 2026 in respect of the fourth quarter 2025 is 8.320 cents per ordinary share
($0.49920 per American Depositary Share (ADS)). The corresponding amount in sterling will be announced on 17 March 2026.
The following table shows dividends announced and paid by the company per ADS for the past five years.

Dividends per ADS[a]		March	June	September	December	Total
2021	UK pence	22.61	22.27	23.72	24.63	92.23
	US cents	31.50	31.50	32.76	32.76	128.52
2022	UK pence	24.96	26.13	31.01	29.64	111.74
	US cents	32.76	32.76	36.04	36.04	137.60
2023	UK pence	33.30	31.85	34.39	34.42	133.97
	US cents	39.66	39.66	43.62	43.62	166.56
2024	UK pence	34.15	34.10	36.30	37.78	142.33
	US cents	43.62	43.62	48.00	48.00	183.24
2025	UK pence	37.06	35.40	37.17	37.44	147.07
	US cents	48.00	48.00	49.92	49.92	195.84
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
and the UK that entered into force on 31 March 2003 (the Treaty). These laws are subject to change, possibly on a retroactive basis. This section further assumes that each obligation under the terms of the deposit

366	bp Annual Report and Form 20-F 2025	« See glossary on page 375
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
However, if the shareholder’s dividend income is covered by their personal allowance of £12,570 (for 2025/26) after taking into account other sources of income, no UK tax will be payable on their dividend income.
For 2025/26 the dividend allowance is £500 which means there is no UK tax due on the first £500 of dividends received. Dividends above this level are subject to tax at 8.75% for basic tax payers, 33.75% for higher rate tax payers and 39.35% for additional rate tax payers.
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
An individual US holder should inform HM Revenue & Customs each year for which that US holder receives dividends chargeable to UK tax. If a US holder needs to report to HMRC and already files a self-
assessment tax return in the UK, the US holder should include the dividend income in that return and submit it by the deadline. If the US holder does not file a self-assessment return, the US holder should inform HM Revenue & Customs by 5 October. How the income is
reported and taxed will depend on the size of the dividend income for that tax year. If the US holder received dividend income up to £10,000, the US holder can inform HM Revenue & Customs by either asking to update his or her tax code or contacting the helpline. If the US holder’s dividend income is over £10,000, he or she will need to fill out a self-
assessment tax return. For this, the US holder will need to register for self-assessment by 5 October. A US holder will not need to report his or her dividend income to HM Revenue & Customs if the amount is within his or her dividend allowance for that tax year.
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
establishment.
Under the Treaty, capital gains on dispositions of ordinary shares or
ADSs generally will be subject to tax only in the jurisdiction of residence

bp Annual Report and Form 20-F 2025	367

Shareholder information
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
The UK Capital Gains Tax rate is dependent on the level of an individual’s taxable income. For 2025/26, where total taxable income and gains after all allowable deductions are less than the upper limit of the basic rate income tax band of £37,700 (for 2025/26), the rate of Capital Gains
Tax will be 18%. For gains (and any parts of gains) above that limit the rate will be 24%.
An individual may be entitled to a capital gains tax free allowance, depending on that individual’s circumstances (in particular, election for the remittance basis of taxation). For individuals who are entitled to the allowance for 2025/26, this has been set at £3,000. Corporation tax on chargeable gains is levied at 25% for companies from 1 April 2023.
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
(DTR) and the US Securities Exchange Act of 1934.
Register of members holding bp ordinary shares as at
31 December 2025

Range of holdings	Number of ordinary shareholders	Percentage of total ordinary shareholders	Percentage of total ordinary share capital excluding shares held in treasury
1-200	50,785	27.06	0.02
201-1,000	60,165	32.05	0.21
1,001-10,000	67,106	35.75	1.35
10,001-100,000	8,482	4.52	1.13
100,001-1,000,000	648	0.35	1.54
Over 1,000,000[a]	522	0.28	95.76
Totals	187,708	100	100
aIncludes JPMorgan Chase Bank, N.A. holding 26.40% of the total ordinary issued share capital
(excluding shares held in treasury) as the approved depositary for ADSs, a breakdown of which is shown in the table below.

368	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Register of holders of American depositary shares (ADSs) as at
31 December 2025a

Range of holdings	Number of ADS holders	Percentage of total ADS holders	Percentage of total ADSs
1-200	33,191	58.98	0.26
201-1,000	15,026	26.70	1.04
1,001-10,000	7,774	13.81	2.86
10,001-100,000	277	0.49	0.66
100,001-1,000,000	3	0.01	0.08
Over 1,000,000[b]	2	0.00	95.10
Totals	56,273	100	100
aOne ADS represents six 25 cent ordinary shares.
bOne holder of ADSs represents 1,278,163 approx. underlying shareholders.
As at 31 December 2025 there were also 1,038 preference shareholders.
Preference shareholders represented 0.54% and ordinary shareholders represented 99.46% of the total issued nominal share capital of the company (excluding shares held in treasury) as at that date.
As at 13 February 2026, the 8% preference shares and 9% preference shares in issue comprised only 0.31% and 0.23% respectively of the company’s total issued nominal share capital (excluding shares held in treasury) the rest being ordinary shares.
Substantial shareholders
The following table shows holdings of 3% or more voting rights in ordinary shares of 25 cents in BP p.l.c. as per the most recent notification of each respective holder to bp under DTR 5. The percentage of voting rights detailed below was calculated as at the date of the relevant disclosures.

	As at 31 December 2025		As at 13 February 2026
	Number of voting rights	Percentage of capital	Number of voting rights	Percentage of capital
BlackRock, Inc.	1,504,412,502	7.37	1,504,412,502	7.37
Elliott Investment Management, L.P.	806,743,232	5.00	806,743,232	5.00
Norges Bank[a]	641,036,583	3.99	641,036,583	3.99
aIn the last three financial years and up to the date of this report, BP p.l.c. received six notifications from Norges Bank relating to changes in its voting rights holdings, as follows: (1)
the percentage of voting rights exceeding 3% on 9 February 2023; (2) exceeding 4% on 12
September 2024; (3) falling below 4% on 20 September 2024; (4) exceeding 4% again on 23
September 2024; (5) falling below 4% on 11 April 2025; and (6) falling below 3% on 2 January
2026.
There are no current disclosable interests in holdings of 3% or more voting rights in 8% cumulative first preference shares of £1 each and 9%
cumulative second preference shares of £1 each.
Largest registered shareholders
Under the US Securities Exchange Act of 1934 bp is aware of the following interests as at 13 February 2026.
Ordinary shares of $0.25 in BP p.l.c.:

Holder	Holding of ordinary shares	Percentage of ordinary share capital excluding shares held in treasury
JPMorgan Chase Bank N.A., depositary for ADSs, through its nominee Guaranty Nominees Limited	4,184,909,371	26.65
BlackRock, Inc.	1,429,585,141	9.11
Vanguard Group Holdings	840,449,006	5.35
Norges Bank Investment Management (NBIM)	460,072,521	2.93
8% cumulative first preference shares of £1 each in BP p.l.c.:

Holder	Holding of 8% cumulative first preference shares	Percentage of class
Hargreaves Lansdown Asset Management Limited	1,384,537	19.14
Interactive Investor Share Dealing Services	1,114,005	15.40
Halifax Share Dealing Services	625,928	8.65
Barclays, Plc.	547,371	7.57
Canaccord Genuity Group Inc.	532,260	7.36
AJ Bell Securities, Ltd.	482,911	6.68
Ameriprise Financials, Inc.	287,500	3.97
HSBC Holdings Plc	247,915	3.43
9% cumulative second preference shares of £1 each in BP p.l.c.:

Holder	Holding of 9% cumulative second preference shares	Percentage of class
Hargreaves Lansdown Asset Management Limited	941,599	17.20
Interactive Investor Share Dealing Services	695,214	12.70
AJ Bell Securities, Ltd	640,890	11.71
Canaccord Genuity Group Inc.	359,000	6.56
J. Safra Sarasin Group	345,500	6.31
Halifax Share Dealing Services	337,325	6.16
Ameriprise Financial, Inc.	250,000	4.57
Barclays, PLC.	188,886	3.45
HSBC Holdings Plc	172,325	3.15
Charles Stanley Group Plc	165,697	3.03
The company’s major shareholders’ voting rights may differ to their total interest and can be found under the ‘Substantial shareholders’
heading above where voting rights are over 3%.
Annual general meeting (AGM)
The 2026 AGM is scheduled to be held on Thursday 23 April 2026 at
11:00am BST. A separate notice convening the meeting is distributed to shareholders, which includes an explanation of the items of business to be considered at the meeting.
All resolutions for which notice has been given will be decided on a poll.
Deloitte LLP have expressed their willingness to continue in office as auditors and a resolution for their reappointment is included in the
Notice of bp Annual General Meeting 2026.
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
21 May 2018 shareholders voted to adopt new Articles of Association to reflect developments in market practice and to provide clarification and additional flexibility where necessary or appropriate.

bp Annual Report and Form 20-F 2025	369

Shareholder information
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
•Any proposal concerning any other company in which the director is interested, directly or indirectly (whether as an officer or shareholder or otherwise), provided that the director and persons connected with such director are not the holder or holders of 1% or more of the voting interest in the shares of such company.
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
The circumstances in which a director’s office will automatically terminate include, among others: when a director ceases to hold an executive office of the company and the directors resolve that they should cease to be a director; if a medical practitioner provides an opinion that a director has become incapable of acting as a director and may remain so incapable for more than a further three months and the directors resolve that they should cease to be a director; and if all of the other directors vote in favour of a resolution stating that the person should cease to be a director.
The company secretary has express powers to delegate any of the powers or discretions conferred on him or her.
Dividend rights; other rights to share in company profits;
capital calls
Shareholders of the company may, by resolution, declare dividends but no such dividend may be declared in excess of the amount
recommended by the directors. The directors may also pay interim dividends without obtaining shareholder approval. No dividend may be paid other than out of profits available for distribution, as determined under IFRS and the Act. Dividends on ordinary shares are payable only after payment of dividends on bp preference shares. Any dividend unclaimed after a period of 10 years from the date of declaration of such dividend shall be forfeited and reverts to bp. If the company exercises its right to forfeit shares and sells shares belonging to an untraced shareholder, then any entitlement to claim dividends or other monies unclaimed in respect of those shares will be for a period of 12 months after the sale. The company may take such steps as the directors decide are appropriate in the circumstances to trace the member entitled and the sale may be made at such time and on such terms as the directors may decide.
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
instead. The directors may determine in relation to any scrip dividend plan or programme how the costs of the programme will be met, the minimum number of ordinary shares required in order to be able to

370	bp Annual Report and Form 20-F 2025	« See glossary on page 375
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
Shareholders’ meetings and notices
Shareholders must provide bp with a postal or electronic address in the
UK to be entitled to receive notice of shareholders’ meetings. Holders of bp ADSs are entitled to receive notices under the terms of the deposit agreement relating to bp ADSs. The substance and timing of notices are described above under the heading ‘Voting rights’.
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
The provisions of the Articles of Association in relation to satellite meetings permit facilities being provided by electronic means to allow those persons at each place to participate in the meeting.

bp Annual Report and Form 20-F 2025	371

Shareholder information
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
Called-up share capital
Details of the allotted, called-up and fully-paid share capital at
31 December 2025 are set out in Financial statements – Note 31. In accordance with institutional investor guidelines, the company deems it appropriate to grant authority to the directors to allot shares and other securities and to disapply pre-emption rights by way of shareholders'
resolutions at each AGM in place of authority granted by virtue of the company's Articles of Association. At the AGM on 17 April 2025,
authorization was given to the directors to allot shares in the company and to grant rights to subscribe for, or to convert any security into, shares in the company up to an aggregate nominal amount as set out in the Notice of Annual General Meeting 2025. These authorities were given for the period until the next AGM in 2026 or 17 July 2026, whichever is the earlier. These authorities are renewed annually at the AGM.
Company records and service of notice
In relation to notices not covered by the Act, the reference to notice by advertisement in a national newspaper also includes advertisements via other means such as a public announcement.

372	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Purchases of equity securities by the issuer and affiliated purchasers
During the 2025 financial year the company repurchased 835,648,878 ordinary shares with a nominal value of $0.25 each for a total consideration of $4,479,471,803 (including transaction costs), for the purpose of returning capital to shareholders and to offset the expected dilution from the vesting of awards under employee share schemes. The shares repurchased in 2025 represented 5.35% of the company’s issued share capital, excluding shares held in treasury, on 31 December 2025. Of the shares repurchased in 2025, shares purchased under the 2024 AGM authority represented 3.27%, and shares purchased under the 2025 AGM authority represented 2.07% of bp’s issued share capital, excluding shares held in treasury, on 31 December 2025. A further 74,395,880 ordinary shares were repurchased between the end of the financial year and 13 February 2026 at a cost of $450,225,900 (including transaction costs) representing 0.48% of the company’s issued share capital, excluding shares held in treasury, on 31 December 2025. Of the ordinary shares repurchased in 2025 and in 2026 up to 13 February under the share buyback programme, 176,152,257 were cancelled and 733,892,501 were transferred into treasury.
Authorization for the company to make market purchases (as defined in section 693(4) of the Companies Act 2006) of ordinary shares with a nominal value of $0.25 each in the company was renewed at the company’s 2025 AGM covering the period until the date of the company’s 2026
AGM or 17 July 2026, whichever is earlier. The maximum number of ordinary shares to be purchased under this authority will not exceed
1,600,606,341 ordinary shares. The shares purchased may be cancelled or held in treasury.
The following table provides details of ordinary share purchases made (1) under the share buyback programmes and (2) by the Employee Share
Ownership Plans (ESOPs) and other purchases of ordinary shares and ADSs made to satisfy the requirements of certain employee share-based payment plans.

	Total number of shares purchased[a]	Average price paid per share $	Number of shares purchased by ESOPs or for certain employee share-based plans[b]	Number of shares purchased under buyback programmes[c]	Maximum approximate dollar value of shares yet to be purchased under the programmes $ million
2025
January 7 - January 31	132,132,317	5.25	1,200,000	130,932,317	N/A
February 3 - February 11	45,219,940	5.30	—	45,219,940	N/A
March 6 - March 31	165,553,368	5.56	68,000	165,485,368	N/A
April 1 - April 29	170,261,000	4.88	—	170,261,000	N/A
May 21 -May 30	11,533,500	4.88	—	11,533,500	N/A
June 2 - June 30	33,297,000	5.08	—	33,297,000	N/A
July 1 - July 31	88,997,107	5.32	—	88,997,107	N/A
August 1 - August 29	25,601,600	5.60	—	25,601,600	N/A
September 1 -September 30	22,955,250	5.80	—	22,955,250	N/A
October 1 - October 31	86,032,971	5.73	—	86,032,971	N/A
November 3 - November 28	30,171,877	6.03	—	30,171,877	N/A
December 1 - December 22	25,160,948	5.98	—	25,160,948	N/A
2026
January 7 - January 30	54,782,912	5.92	—	54,782,912	N/A
February 2 - February 13	37,278,988	6.31	17,666,020	19,612,968	N/A
aAll share purchases were of ordinary shares of $0.25 each and/or ADSs (each representing six ordinary shares) and were on/open market transactions.
bTransactions represent the purchases of ordinary shares and ADSs made to satisfy requirements of certain employee share-based payment plans.
cShare repurchases from 1 January to 7 February 2025 were made under a share buyback programme announced on 29 October 2024 for a period up to and including 7 February 2025. On 3 March
2025 the company announced a programme covering a period up to and including 25 April 2025. On 29 April 2025 the company announced a programme covering a period up to and including 1
August 2025. On 5 August 2025 the company announced a programme covering a period up to and including 31 October 2025. On 4 November 2025 the company announced a programme covering a period up to and including 6 February 2026.

bp Annual Report and Form 20-F 2025	373

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
commission is $0.12 per share.

Fees and payments made by the
Depositary to the issuer
The Depositary has agreed to reimburse certain company expenses related to the company’s ADS programme and incurred by the company in connection with the ADS programme arising during the year ended 31
December 2025. The Depositary reimbursed to the company, or paid amounts on the company’s behalf to third parties, or waived its fees and expenses, of $15,033,009.99 for the year ended 31 December 2025.
The table below sets out the types of expenses that the Depositary has agreed to reimburse and the fees it has agreed to waive for standard costs associated with the administration of the ADS programme relating to the year ended 31 December 2025.

Category of expense reimbursed, waived or paid directly to third parties	Amount reimbursed, waived or paid directly to third parties for the year ended 31 December 2025 $
Fees for delivery and surrender of bp ADSs	1,788,953.72
Dividend fees[a]	13,244,056.27
Waived fees	—
Total	15,033,009.99
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
Documents on display
The bp Annual Report and Form 20-F 2025 is available online at
bp.com/annualreport. To obtain a hard copy of bp’s complete audited financial statements, free of charge, UK-based shareholders should contact bp Distribution Services by calling +44 (0) 800 037 2172 or by emailing bpdistributionservices@bp.com. If based in the US or Canada, shareholders should contact Equiniti by calling 1 888 301 2505 or by emailing bpreports@equiniti.com
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
Item 16G) on page 359 significant ways (if any) in which its corporate governance practices differ from those mandated for US companies under NYSE listing standards.

374	bp Annual Report and Form 20-F 2025	« See glossary on page 375
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
Central Square,
29 Wellington Street,
Leeds, LS1 4DL
Freephone in the UK 0800 701107
From outside the UK +44 (0)371 277 1014
bp share centre mybpshares.com
ADS holders
Computershare Trust Company, N.A.
PO Box 43304, Providence, RI 02940-3304
Toll-free in the US +1 877 638 5672
From outside the US +1 651 306 4383
2026 shareholder calendara

27 Mar 2026	Fourth quarter interim dividend payment for 2025
23 Apr 2026	Annual general meeting
28 April 2026	First quarter results announced
15 May 2026	Record date (to be eligible for the first quarter interim dividend)
26 June 2026	First quarter interim dividend payment for 2025 and 8% and 9% preference shares record date
31 Jul 2026	8% and 9% preference shares dividend payment
04 Aug 2026	Second quarter results announced
14 Aug 2026	Record date (to be eligible for the second quarter interim dividend)
18 Sep 2026	Second quarter interim dividend payment for 2025
27 Oct 2026	Third quarter results announced
6 Nov 2026	Record date (to be eligible for the third quarter interim dividend)
18 Dec 2026	Third quarter interim dividend payment for 2025
aAll future dates are provisional and may be subject to change. For the full calendar see
bp.com/financialcalendar.

bp Annual Report and Form 20-F 2025	375

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
SEC
The United States Securities and Exchange Commission.
TWh
Terawatt hour.
SVP
Senior vice president.
scfm
Standard cubic feet per minute.

376	bp Annual Report and Form 20-F 2025	« See glossary on page 375
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
aThe anticipated levels of investment in (i) oil and gas resources and reserves; and (ii) other energy sources and technologies.
bThe company’s targets to promote reductions in its operational greenhouse gas emissions, to be reviewed in line with changing protocols and other relevant factors.
cThe estimated carbon intensity of the company’s energy products and progress on carbon intensity over time.
dAny linkage between the above targets and executive remuneration.
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
Per thousand barrels of oil equivalent in upstream.
•Per utilized equivalent distillation capacity in refining.
•per thousand tonnes of petrochemicals production.
Net zero aims and ambition glossary
Average carbon intensity of sold energy products
The rate of GHG emissions per unit of energy delivered (in grams CO2e/
MJ) estimated in respect of sold energy products«. GHG emissions are estimated on a lifecycle basis covering use, production, and distribution of sold energy products.
Energy products
For the purposes of our 2025 disclosures relating to net zero sales« we consider an energy product to be one that is emissive or provides energy in its end use case. For further information on products included in bp’s 2025 net zero sales aim reporting see the bp Basis of Reporting
2025, bp.com/basisofreporting.
Methane intensity
Methane intensity refers to the amount of methane emissions from bp’s operated upstream oil and gas assets as a percentage of the total gas that goes to market from those operations. Our methodology is aligned with the Oil and Gas Climate Initiative (OGCI) methodology.
Net zero
References to global net zero in the phrase, ‘to help the world get to net zero’, means achieving ‘...a balance between anthropogenic emissions by sources and removals by sinks of greenhouse gases...on the basis of equity, and in the context of sustainable development and efforts to eradicate poverty’, as set out in Article 4(1) of the Paris Agreement.
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
Net zero sales
bp’s aim to reach net zero for the carbon intensity of sold energy products«. Any interim target or aim in respect of bp’s net zero sales aim is defined in terms of reductions in the carbon intensity of the energy products we sell (in grams CO2e/MJ) relative to the baseline year of 2019.

bp Annual Report and Form 20-F 2025	377

Glossary
Sold energy products
For the purposes of bp’s net zero sales aim, sold energy products represent sales by a bp group subsidiary, joint operation or bp equity accounted entity (EAE). For further information see the bp Basis of
Reporting 2025 bp.com/basisofreporting.

Adjusted EBIDA
Adjusted EBIDA is a non-IFRS measure. This metric, as applicable to the directors’ remuneration performance measure, requires a calculation of profit or loss for the period, adjusting for finance costs and net finance
(income) or expense relating to pensions and other post-employment benefits and taxation, inventory holding gains or losses before tax, net adjusting items« before interest and tax, and taxation on an underlying
RC basis, and adding back depreciation, depletion and amortization
(pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). The nearest equivalent measure on an IFRS basis is profit or loss for the period.
Adjusted EBIDA per share compound annual growth rate
(CAGR)
Adjusted EBIDA per share is a non-IFRS measure. This metric, as applicable to the directors’ remuneration performance measure, is calculated based on the shares in issue at period end.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure presented for bp's operating segments and the group. Adjusted EBITDA for bp's operating segments is defined as replacement cost (RC) profit before interest and tax, excluding net adjusting items before interest and tax, and adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to IFRS information is provided on pages 350 and 388.
Adjusted EBITDA for the group is defined as profit or loss for the period, adjusting for finance costs and net finance (income) or expense relating to pensions and other post-employment benefits and taxation, inventory holding gains or losses before tax, net adjusting items before interest and tax, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). The nearest equivalent measure on an IFRS basis for the group is profit or loss for the period. A reconciliation to
IFRS information is provided on page 387.
Adjusted free cash flow
Non-IFRS measure. It is defined as adjusted operating cash flow« (see below) less total cash capital expenditure«.
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
Adjusted free cash flow compound annual growth rate (CAGR)
Non-IFRS measure. Adjusted free cash flow compound annual growth is the annualized growth rate of adjusted free cash flow (defined above).
bp believes adjusted free cash flow CAGR is useful information to investors to compare with adjusted free cash flow on a price adjusted basis CAGR. The nearest IFRS measures to calculate adjusted free cash flow CAGR are net cash provided by (used in) operating activities and total cash capital expenditure.
Adjusted free cash flow compound annual growth rate (CAGR)
(primary target)
Non-IFRS measure. Our primary target adjusted free cash flow CAGR is on a price adjusted basis and is the annualized growth rate of adjusted free cash flow (defined above), assuming a hypothetical price environment of $70/bbl Brent, $4/mmBtu Henry Hub, and $10.3/bbl
refining indicator margin (all 2024 real) and assumptions about the impact of these marker prices on underlying replacement cost profit before tax.
bp believes adjusted free cash flow on a price adjusted basis compound annual growth rate helps investors to measure our progress on delivering growth and improving our performance on a normalized price environment basis. The nearest IFRS measures to calculate adjusted free cash flow CAGR are net cash provided by (used in) operating activities and total capital expenditure.
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
Adjusted operating expenditure
Non IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs). Other variable costs are included in purchases in the income statement. Management believes that adjusted operating expenditure is a performance measure that provides investors with useful information regarding the company’s financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also

378	bp Annual Report and Form 20-F 2025	« See glossary on page 375
include certain adjusting items«, foreign exchange and commodity price effects. The nearest IFRS measures are production and
manufacturing expenses and distributions and administration
expenses. A reconciliation of production and manufacturing expense plus distribution and administration expenses to adjusted operating expenditure is provided on page 386.
Adjusting items
Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors.
They are items that management considers to be important to period-
on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and related provisions and charges, restructuring, integration and rationalization costs, fair value accounting effects, costs relating to the Gulf of America oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures. An analysis of adjusting items by segment and type is shown on page 336.
Associate
An entity over which the group has significant influence and that is neither a subsidiary nor a joint arrangement of the group. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.
Blue hydrogen
Hydrogen made from natural gas or coal in combination with carbon capture and storage (CCS).
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
strategic objectives of convenience growth. The nearest IFRS measure is RC profit before interest and tax for the customers & products segment.

bp Annual Report and Form 20-F 2025	379

Glossary
Convenience gross margin growth (%)
Non-IFRS measure. See convenience gross margin definition.
Convenience gross margin growth at constant foreign exchange is a non-IFRS measure. This metric, as applicable to the directors’
remuneration performance measure, requires a calculation of the comparative convenience margin ($ million) at current period foreign exchange rates (constant foreign exchange) and compares the current period value with the restated comparative period value, which results in the growth % at constant foreign exchange rates. The nearest IFRS measure to convenience gross margin is RC profit before interest and tax for the customer & products segment.
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
Downstream
Downstream is the customers & products segment. It comprises our customer-focused businesses, which include convenience and retail fuels, EV charging, as well as Castrol, aviation, B2B, midstream and bp bioenergy. It also comprises our products businesses which include refining and oil trading.
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
Excess cash
Non-IFRS measure. It refers to the net of sources and uses of cash.
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
•Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp’s risk management framework. LNG contracts are not considered
derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments used to risk manage the near-
term portions of the LNG contracts are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, represents the change in value of LNG contracts that are being risk managed and which is reflected in the underlying result, but not in reported earnings. Management
believes that this gives a better representation of performance in each period.
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
equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be

380	bp Annual Report and Form 20-F 2025	« See glossary on page 375
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
Gearing
See net debt and gearing below.
Gearing including leases
See net debt including leases and gearing including leases below.
Green hydrogen
Hydrogen produced by electrolysis of water using renewable power.
Hydrocarbons
Liquids and natural gas. Natural gas is converted to oil equivalent at
5.8 billion cubic feet = 1 million barrels.
Inorganic capital expenditure
A subset of capital expenditure on a cash basis and a non-IFRS measure.
Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in projects which expand the group’s activities through acquisition. The nearest equivalent measure on an
IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to IFRS information is provided on page 335.
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
Net debt and gearing
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
asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in an IFRS estimate.

bp Annual Report and Form 20-F 2025	381

Glossary
Net debt including leases and gearing including leases
Non-IFRS measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations.
Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group’s lease portfolio on net debt and gearing. See Financial statements – Note 27 for information on finance debt, which is the nearest equivalent measure to net debt including leases on an IFRS basis. The nearest equivalent IFRS measure to gearing including leases on an IFRS basis is finance debt ratio. A reconciliation to IFRS information is provided on page 337.
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
Organic capital expenditure
Non-IFRS measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in developing and maintaining the group’s assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. An analysis of organic capital expenditure by segment and region, and a reconciliation to IFRS information is provided on page 335.
We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest IFRS estimate.
Plant reliability
This metric, as applicable to the directors’ remuneration performance measure, see Upstream / hydrocarbon plant reliability.
Production-sharing agreement/contract (PSA/PSC)
An arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.
Proved reserves replacement ratio
The extent to which the year’s production has been replaced by proved reserves added to our reserve base. The ratio is expressed in oil-
equivalent terms and includes changes resulting from discoveries, improved recovery and extensions and revisions to previous estimates, but excludes changes resulting from acquisitions and disposals.
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
Refining availability
Represents Solomon Associates’ operational availability for bp-
operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all mechanical, process and regulatory downtime.
Refining indicator margin (RIM)
A simple indicator of the weighted average of bp’s crude slate and product yield as deemed representative for each refinery. Actual margins realized by bp may vary due to a variety of factors, including the actual mix of a crude and product for a given quarter.
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
Replacement cost (RC) profit or loss/RC profit or loss
attributable to bp shareholders
Reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized IFRS measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. See Financial statements – Note 5. A reconciliation to IFRS information is provided on page 24.
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
Retail fuel volumes
Retail fuel volumes are fuel volumes sold from bp branded retail sites and includes gasoline, diesel, LPG sales and other fuel sales (e.g. ad blue sold at the pump). Does not include fuels volume for equity accounted entities.

382	bp Annual Report and Form 20-F 2025	« See glossary on page 375
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
Return on average capital employed (ROACE)
Non-IFRS measure. ROACE is defined as underlying replacement cost profit, which is defined as profit or loss attributable to bp shareholders adjusted for inventory holding gains and losses, adjusting items and related taxation on inventory holding gains and losses and adjusting items total taxation, after adding back non-controlling interest and interest expense net of tax, divided by the average of the beginning and ending balances of total equity plus finance debt, excluding cash and cash equivalents and goodwill as presented on the group balance sheet over the periods presented. Interest expense before tax is finance costs as presented on the group income statement, excluding lease interest, the unwinding of the discount on provisions and other payables and other adjusting items reported in finance costs. bp believes it is helpful to disclose the ROACE because this measure gives an indication of the company's capital efficiency. The nearest IFRS measures of the numerator and denominator are profit or loss for the period attributable to bp shareholders and total equity respectively. The reconciliation of the numerator and denominator is provided on page 385.
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
Return on average capital employed (ROACE) on a price
adjusted basis
Non-IFRS measure. ROACE on a price adjusted basis is adjusted ROACE
(defined above), calculated assuming a hypothetical price environment of $70/bbl Brent, $4/mmBtu Henry Hub, and a $10.3/bbl refining indicator margin (all 2024 real) and assumptions about the impact of these marker prices on underlying replacement cost profit before tax.
bp believes ROACE on a price adjusted basis helps investors to assess the company’s capital efficiency and underlying performance on a normalized price environment basis. The nearest IFRS measures of the numerator and denominator are profit or loss for the period attributable to bp shareholders and total equity respectively.
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
bp believes this performance measure is useful in demonstrating how management drives cost discipline across the entire organization, simplifying our processes and portfolio and streamlining the way we work. The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses. A
reconciliation of production and manufacturing expenses plus distribution and administration expenses to underlying operating expenditure is provided on page 386.
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
Transition Scenario Catalogue
A catalogue of third-party transition scenarios, compiled by bp to support TCFD transition resilience analysis and to help inform impairment sensitivity analysis. This catalogue takes as its start point data from the most recent (at the time of preparation) World Business
Council for Sustainable Development (WBCSD) Energy Climate Scenario
Catalogue Version 3.0, published May 2024, which we have updated for amended IEA, NGFS and UN PRI IPR data where these source providers have since published updated scenarios for key transition variables or have ‘retired’ older scenarios. For further details see page 53.
UK National Balancing Point
A virtual trading location for sale, purchase and exchange of UK natural gas. It is the pricing and delivery point for the Intercontinental Exchange natural gas futures contract.
Ultra-fast charging
Electric vehicle charging of greater than or equal to 150kW.
Unconventionals
Resources found in geographic accumulations over a large area, that usually present additional challenges to development such as low permeability or high viscosity. Examples include shale gas and oil,

bp Annual Report and Form 20-F 2025	383

Glossary
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
A reconciliation to IFRS information is provided on page 384.
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
Underlying replacement cost (RC) profit or loss / underlying
RC profit or loss attributable to bp shareholders
Non-IFRS measure. RC profit or loss« (as defined above) after excluding net adjusting items and related taxation. See page 336 for additional information on the adjusting items that are used to arrive at underlying
RC profit or loss in order to enable a full understanding of the items and their financial impact. Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.
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
The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to IFRS information is provided on page 24 for the group and pages 28-36 for the segments.
Underlying RC profit or loss per share and underlying RC profit or loss per ADS
Non-IFRS measures. Earnings per share is defined in Note 11. Underlying
RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders rather than profit or loss attributable to bp shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as
management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp shareholders. A reconciliation to IFRS information is provided on page 384.
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
Amoco, Aral, Aral pulse, BP, bp pulse, Castrol, Gigahub, PETRO, TA,
Thorntons, epic goods and earnify
Trade marks:
REWE to Go – a registered trade mark of REWE

384	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Non-IFRS measures reconciliations
Reconciliation of basic earnings per ordinary share to underlying RC profit« per ordinary share«

	Per ordinary share – cents
	2025	2024	2023
Profit (loss) for the year attributable to bp shareholders	0.35	2.38	87.78
Inventory holding (gains) losses«, before tax	8.67	2.98	7.12
Taxation charge (credit) on inventory holding gains and losses	(2.15)	(0.73)	(1.69)
	6.87	4.63	93.21
Net (favourable) adverse impact of adjusting items«, before tax	37.76	56.95	(6.58)
Taxation charge (credit) on adjusting items	3.39	(7.18)	(6.94)
Underlying RC profit for the year	48.02	54.40	79.69
Reconciliation of basic earnings per ADS to underlying RC profit per ADS«

	Per ADS – dollars
	2025	2024	2023
Profit (loss) for the year attributable to bp shareholders	0.02	0.14	5.27
Inventory holding (gains) losses, before tax	0.52	0.18	0.43
Taxation charge (credit) on inventory holding gains and losses	(0.13)	(0.04)	(0.11)
	0.41	0.28	5.59
Net (favourable) adverse impact of adjusting items, before tax	2.27	3.42	(0.40)
Taxation charge (credit) on adjusting items	0.20	(0.44)	(0.41)
Underlying RC profit for the year	2.88	3.26	4.78
Reconciliation of effective tax rate (ETR) to underlying ETR«
Taxation (charge) credit

	$ million
	2025	2024	2023
Taxation on profit or loss before taxation for the year	(6,451)	(5,553)	(7,869)
Adjusted for taxation on inventory holding gains and losses	334	119	292
Adjusted for adjusting items total taxation	(528)	1,179	1,204
Taxation on an underlying RC basis	(6,257)	(6,851)	(9,365)
Effective tax rate

	%
	2025	2024	2023
ETR on profit or loss before taxation for the year	83	82	33
Adjusted for inventory holding gains and losses	(8)	(4)	—
Adjusted for adjusting items total taxation	(33)	(37)	6
Underlying ETR	42	41	39

bp Annual Report and Form 20-F 2025	385

Non-IFRS measures reconciliations
Return on average capital employed (ROACE)«

		$ million
	2025	2024
Profit for the year attributable to bp shareholders	55	381
Inventory holding (gains) losses, before tax	1,351	488
Taxation charge (credit) on inventory holding gains and losses	(334)	(119)
Adjusting items, before tax	5,885	9,344
Taxation charge (credit) on adjusting items	528	(1,179)
Underlying RC profit	7,485	8,915
Interest expense[a]	3,339	3,113
Taxation on interest expense	(539)	(404)
Non-controlling interests (NCI)	1,240	848
	11,525	12,472
Total equity	74,000	78,318
Finance debt	57,958	59,547
Capital employed	131,958	137,865
Less: Goodwill[b]	13,056	14,888
Cash and cash equivalents	36,556	39,204
	82,346	83,773
Average capital employed excluding goodwill and cash and cash equivalents	83,059	87,859
Profit for the year attributable to bp shareholders divided by total equity	0.1%	0.5%
ROACE	13.9%	14.2%
aFinance costs, as reported in the Group income statement, were $5,106 million (2024 $4,683 million). Interest expense is finance costs excluding lease interest of $672 million (2024 $441 million), unwinding of discount on provisions and other payables of $1,147 million (2024 $1,013 million) and other adjusting items related to finance costs $52 million gain (2024 $116 million expense).
b2025 includes the amount of goodwill classified as held for sale at 31 December 2025.

386	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Underlying operating expenditure« reconciliation

		$ million	$ million
	2025	2024	2023
From group income statement
Production and manufacturing expenses	25,646	26,584	25,044
Distribution and administration expenses	17,494	16,417	16,772
	43,140	43,001	41,816
Less certain variable costs:
Transportation and shipping costs[a]	10,456	10,516	9,650
Environmental costs[a]	5,713	3,987	4,271
Marketing and distribution costs	1,692	1,882	2,430
Commission, storage and handling costs	1,594	1,519	1,633
Other variable costs and non-cash costs	1,819	1,495	743
Certain variable costs	21,274	19,399	18,727

Adjusted operating expenditure«	21,866	23,602	23,089
Less certain adjusting items«:
Gulf of America oil spill	31	51	57
Environmental and related provisions	656	181	647
Restructuring, integration and rationalization costs	520	222	(37)
Fair value accounting effects – derivative instruments relating to the hybrid bonds	(1,157)	221	(630)
Other certain adjusting items	(71)	601	419
Certain adjusting items	(21)	1,276	456

Underlying operating expenditure	21,887	22,326	22,633
Underlying operating expenditure reduction relative to 2023	(439)	(307)
Increase/(decrease) in underlying operating expenditure due to inflation, exchange, portfolio changes and organic growth	1,572	443
Structural cost reduction«	(2,011)	(750)
aComparative periods have been restated for a reclassification in costs from transportation and shipping to environmental.

bp Annual Report and Form 20-F 2025	387

Non-IFRS measures reconciliations
Adjusted EBITDA«

			$ million
	2025	2024	2023
Profit (loss) for the period	1,295	1,229	15,880
Finance costs	5,106	4,683	3,840
Net finance (income) expense relating to pensions and other post-employment benefits	(210)	(168)	(241)
Taxation	6,451	5,553	7,869
Profit before interest and tax	12,642	11,297	27,348
Inventory holding (gains) losses, before tax	1,351	488	1,236
	13,993	11,785	28,584
Net (favourable) adverse impact of adjusting items, before interest and tax	5,457	8,839	(1,548)
	19,450	20,624	27,036
Add back: Depreciation, depletion and amortization	17,822	16,622	15,928
Exploration expenditure written off	343	766	746
Adjusted EBITDA	37,615	38,012	43,710

388	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Reconciliation of RC profit before interest and tax for gas & low carbon energy and oil production & operations to adjusted EBITDA

			$ million
	2025	2024	2023
gas & low carbon energy
RC profit before interest and tax[a]	1,330	3,052	14,080
Less: Net favourable (adverse) impact of adjusting items[a]	(4,037)	(3,751)	5,358
Underlying RC profit before interest and tax	5,367	6,803	8,722
Add back: Depreciation, depletion and amortization	4,969	4,835	5,680
Exploration expenditure written off	30	222	362
Adjusted EBITDA	10,366	11,860	14,764

oil production & operations
RC profit before interest and tax	8,558	10,789	11,191
Less: Net favourable (adverse) impact of adjusting items	(856)	(1,148)	(1,590)
Underlying RC profit before interest and tax	9,414	11,937	12,781
Add back: Depreciation, depletion and amortization	7,719	6,797	5,692
Exploration expenditure written off	313	544	384
Adjusted EBITDA	17,446	19,278	18,857
a2024 has been restated for material items to reflect the move of our Archaea Energy business from the customers & products segment to the gas & low carbon energy segment.
The Directors’ report on pages 72-90, 91 (in respect of the remuneration committee), 126, 241-268 and 334-388 was approved by the board and signed on its behalf by Ben J. S. Mathews, company secretary on 6 March 2026.
BP p.l.c.
Registered in England and Wales No. 102498

bp Annual Report and Form 20-F 2025	389
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
BP p.l.c.
(Registrant)
/s/ Ben J. S. Mathews
Company secretary
6 March 2026

390	bp Annual Report and Form 20-F 2025	« See glossary on page 375
Cross reference to Form 20-F

Item 1.		Identity of Directors, Senior Management and Advisers	n/a
Item 2.		Offer Statistics and Expected Timetable	n/a
Item 3.		Key Information
	A.	[Reserved]	n/a
	B.	Capitalization and indebtedness	n/a
	C.	Reasons for the offer and use of proceeds	n/a
	D.	Risk factors	62-66
Item 4.		Information on the Company
	A.	History and development of the company	23-27, 182-184, 190, 196, 199-202, 340-346, 350-351, 368-369, 373, 391
	B.	Business overview	6-7, 12-13, 18-35, 185-189, 340-358, 363
	C.	Organizational structure	240, 391
	D.	Property, plants and equipment	14-15, 28-35, 160-161, 175, 266-268, 339-352, 359
Item 4A.		Unresolved Staff Comments	None
Item 5.		Operating and Financial Review and Prospects
	A.	Operating results	6-9, 12-13, 18-27, 62-66, 201, 211-212, 214-228, 338-345, 350-358
	B.	Liquidity and capital resources	159, 196, 211-219, 338-339
	C.	Research and development, patent and licenses, etc.	12, 189
	D.	Trend information	6-9, 12-13, 18-27, 340-351
	E.	Critical Accounting Estimates	n/a
Item 6.		Directors, Senior Management and Employees
	A.	Directors and senior management	73-76
	B.	Compensation	91-125, 205-211, 238-239
	C.	Board practices	73-75, 84-88
	D.	Employees	56-58, 239
	E.	Share ownership	56-58, 91-125, 205-211, 238
	F.	Disclosure of a registrant’s action to recover erroneously awarded compensation	n/a
Item 7.		Major Shareholders and Related Party Transactions
	A.	Major shareholders	367-368
	B.	Related party transactions	199-202, 359
	C.	Interests of experts and counsel	n/a
Item 8.		Financial Information
	A.	Consolidated Statements and Other Financial Information	155-240, 338, 365
	B.	Significant Changes	n/a
Item 9.		The Offer and Listing
	A.	Offer and listing details	365
	B.	Plan of distribution	n/a
	C.	Markets	365
	D.	Selling shareholders	n/a
	E.	Dilution	n/a
	F.	Expenses of the issue	n/a
Item 10.		Additional Information
	A.	Share capital	n/a
	B.	Memorandum and articles of association	368-371
	C.	Material contracts	358
	D.	Exchange controls	365
	E.	Taxation	365-367
	F.	Dividends and paying agents	n/a
	G.	Statements by experts	n/a
	H.	Documents on display	373
	I.	Subsidiary information	n/a
	J.	Annual Report to Security Holders	n/a
Item 11.		Quantitative and Qualitative Disclosures About Market Risk	214-219
Item 12.		Description of Securities Other than Equity Securities
	A.	Debt Securities	n/a
	B.	Warrants and Rights	n/a
	C.	Other Securities	n/a
	D.	American Depositary Shares	373
Item 13.		Defaults, Dividend Arrearages and Delinquencies	None
Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.		Controls and Procedures	154, 360
Item 16.		[Reserved]	n/a
Item 16A.		Audit committee financial expert	84, 359
Item 16B.		Code of Ethics	360
Item 16C.		Principal Accountant Fees and Services	239, 361
Item 16D.		Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E.		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	372
Item 16F.		Change in Registrant’s Certifying Accountant	n/a
Item 16G.		Corporate Governance	359-360
Item 16H.		Mine Safety Disclosure	n/a
Item 16I.		Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a
Item 16J.		Insider Trading Policies.	360
Item 16K.		Cyber security	55-56, 64, 68, 360-361
Item 17.		Financial Statements	n/a
Item 18.		Financial Statements	155-159
Item 19.		Exhibits	391

bp Annual Report and Form 20-F 2025	391
Information about this report
This document constitutes the Annual Report and Accounts in
accordance with UK requirements and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934, for BP p.l.c.
for the year ended 31 December 2025. A cross reference to Form 20-F requirements is included on page 390.
This document contains the Strategic report on the inside front cover and pages 1-71 and the Directors’ report on pages 72-90, 91 (in part only),
126, 241-268 and 334-388. The Strategic report and the Directors’ report together include the management report required by DTR 4.1 of the UK
Financial Conduct Authority’s Disclosure Guidance and Transparency
Rules. The Directors’ remuneration report is on pages 91-125. The consolidated financial statements of the group are on pages 129-240 and the corresponding reports of the auditor are on pages 149-154.
bp Annual Report and Form 20-F 2025 may be downloaded from
bp.com/annualreport. No material on the bp website, other than the items identified as bp Annual Report and Form 20-F 2025, forms any part of this document. References in this document to other documents on the bp website, such as bp Energy Outlook 2025, and bp
Sustainability Report are included as an aid to their location and are not incorporated by reference into this document.
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
The company’s primary share listing is the London Stock Exchange. In the US, the company’s securities are traded on the New York Stock
Exchange (NYSE) in the form of ADSs (see page 365 for more details).
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
Registered in England and Wales No. 102498. London Stock Exchange symbol ‘BP.’
Exhibits
The following documents are filed in the Securities and Exchange
Commission (SEC) EDGAR system, as part of this Annual Report on
Form 20-F, and can be viewed on the SEC’s website.

Exhibit 1	Memorandum and Articles of Association of BP p.l.c.****†
Exhibit 2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934†
Exhibit 4.1	The BP Executive Directors’ Incentive Plan****†
Exhibit 4.4	Director’s Service Agreement for K Thomson***†
Exhibit 4.8	Director’s Service Agreement for C Howle†
Exhibit 4.10	The BP Share Award Plan 2025†
Exhibit 8	Subsidiaries (included as Note 37 to the Financial Statements)
Exhibit 11.1	Code of Ethics*†
Exhibit 11.2	Insider trading policy and procedure****†
Exhibit 12	Rule 13a – 14(a) Certifications†
Exhibit 13	Rule 13a – 14(b) Certifications#†
Exhibit 15.1	Consent of Netherland, Sewell & Associates†
Exhibit 15.2	Report of Netherland, Sewell & Associates†
Exhibit 15.3	Consent Decree**†
Exhibit 15.4	Gulf states Settlement Agreement**†
Exhibit 15.5	Consent of Deloitte LLP†
Exhibit 17	Guaranteed Securities†
Exhibit 97	Executive Compensation Clawback Policy****†
Exhibit 101	Inline XBRL data files
Exhibit 104	Cover page interactive data file (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended 31 December 2009.
**	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended 31 December 2015.
***	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended 31 December 2023.
****	Incorporated by reference to the company’s Annual Report on Form 20-F for the year ended 31 December 2024.
#	Furnished only.
†	Included only in the annual report filed in the Securities and Exchange Commission EDGAR system.

The total amount of long-term securities of BP p.l.c. and its subsidiaries under any one instrument does not exceed 10% of their total assets on a consolidated basis.
The company agrees to furnish copies of any or all such instruments to the SEC on request.

392	bp Annual Report and Form 20-F 2025
This report is printed on Arena White Smooth paper and board. Forest Stewardship
Council® (FSC®) certified paper sourced from well-managed forests and other controlled sources. The paper is Elemental Chlorine Free (ECF) and Acid Free.
Printed in the UK by Pureprint Group, CarbonNeutral®, ISO 14001 and FSC® certified.
bp’s corporate reporting
suite includes information
about our financial and
operating performance,
sustainability performance
and global energy trends
and projections.

bp.com
bp Annual Report and Form 20-F 2025
Details of our financial and operating
performance in print and online.

bp.com/annualreport
bp Sustainability Report 2025
Details of our sustainability
performance with additional
information online.

bp.com/sustainability
bp Energy Outlook 2025
Provides our projections of future
energy trends and factors that could
affect them out to 2040.

bp.com/energyoutlook
Group databook 2021-2025
Five-year financial and operating data
in PDF and Excel format.

bp.com/financial-disclosure
Copies
You can order selected bp printed
publications free of charge from

bp.com/printedcopies
US and Canada
Equiniti
Toll-free: +1 888 301 2505

bpreports@equiniti.com
UK and rest of world
bp Distribution Services
Tel: +44 (0) 800 037 2172

bpdistributionservices@bp.com
Feedback
Your feedback is important
to us. You can contact the
corporate reporting team at

corporatereporting@bp.com
© BP p.l.c. 2025